Form 20-F
period 2002-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2003-07-15
CIK 78150

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from _________ to _________

Commission file number 1-03006

Philippine Long Distance Telephone Company

(Exact name of Registrant as specified in its charter)

Republic of the Philippines

(Jurisdiction of incorporation or organization)

Ramon Cojuangco Building

Makati Avenue

Makati City, Philippines

(Address of principal executive or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Capital Stock, Par Value Five Philippine Pesos Per Share	New York Stock Exchange
American Depositary Shares, evidenced by American Depositary Receipts, each representing one share of Common Capital Stock	New York Stock Exchange Pacific Exchange
Series III Convertible Preferred Stock, Par Value Ten Philippine Pesos Per Share	New York Stock Exchange*
Global Depositary Shares, evidenced by Global Depositary Receipts, each representing one share of Series III Convertible Preferred Stock	New York Stock Exchange

* Registered on the New York Stock Exchange not for trading but only in connection with the registration of American Depositary Shares or Global Depositary Shares, as the case may be, pursuant to the requirements of such stock exchanges.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

8.500% Notes due 2003	10.625% Notes due 2007
10.625% Notes due 2004	10.500% Notes due 2009
9.875% Notes due 2005	11.375% Notes due 2012
9.250% Notes due 2006	8.350% Notes due 2017
7.850% Notes due 2007

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002:
169,360,901 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
458,434,729 shares of Serial Preferred Stock, Par Value Ten Philippine Pesos Per Share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 Item 18 [X]

TABLE OF CONTENTS

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

FORWARD-LOOKING STATEMENTS

PART I

Item 1. Identity of Directors, Senior Management and Advisors
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Selected Financial Data
Capital Stock
Dividends Declared
Dividends Paid
Exchange Rates
Risk Factors
Item 4. Information on the Company
Overview
Historical Background and Development
Organization
Strengths
Strategy
Fixed Line
Wireless
Information and Communications Technology
Fixed Line Network Infrastructure
Wireless Network Infrastructure
Interconnection Agreements
Licenses and Regulations
Competition
Environmental Matters
Intellectual Property Rights
Properties
Item 5. Operating and Financial Reviews and Prospects
Overview
Critical Accounting Policies
Results of Operations
Liquidity and Capital Resources
Effect of Peso Depreciation
Impact of Inflation and Changing Prices
Other Information
Certain Indebtedness
Item 6. Directors, Senior Management and Employees
Directors, Key Officers and Advisors
Term of Office
Family Relationships
Compensation
Executive Stock Option Plan
Share Ownership
Audit, Nomination, Executive Compensation and Finance Committees
Employees and Labor Relations
Pension and Retirement Benefits
Employees’ Stock Plan
Legal Proceedings
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Related Party Transactions
Item 8. Financial Information
Consolidated Statements and Other Financial Information
Legal Proceedings
Dividend Distribution Policy
Item 9. The Offer and Listing
Common Capital Stock and American Depositary Receipts (“ADRs”)
Series III Convertible Preferred Stock and Global Depositary Receipts (“GDRs”)
Item 10. Additional Information
Articles of Incorporation and By-Laws
Material Contracts
Exchange Controls and Other Limitations Affecting Securities Holders
Taxation
Equity Securities
Debt Securities
Documents on Display
Item 11. Quantitative and Qualitative Disclosures about Market Risks
Liquidity Risk Management
Foreign Exchange Risk Management
Interest Rate Risk Management
Item 12. Description of Securities other than Equity Securities

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16. Audit Committee Financial Expert, Code of Ethics, and Principal Accountant Fees and Services

PART III

Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits

CERTIFICATIONS

Exhibit Number

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 to our financial statements in Item 18 for a list of these subsidiaries, including a description of their respective principal business activities).

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States, all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan, and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php53.254 = US$1.00 on December 31, 2002. On June 30, 2003, the volume weighted average exchange rate quoted was Php53.522 = US$1.00.

In this report, each reference to:

  ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, an 88.5%-owned subsidiary of PLDT and 11.5% owned subsidiary of Piltel;

  AMPS means advanced mobile phone system;

  ARPU means average monthly revenue per user;

  BSP means Bangko Sentral ng Pilipinas;

  CDMA means code division multiple access;

  Clark Telecom means PLDT Clark Telecom, Inc., our wholly-owned subsidiary;

  ePLDT means ePLDT, Inc., our wholly-owned subsidiary;

  ETACS means enhanced total access communications system;

  First Pacific means First Pacific Company Limited;

  GAAP means generally accepted accounting principles;

  GSM means global system for mobile communications;

  ISP means internet service provider;

  Infocom means Infocom Technologies, Inc., a 99.6%-owned subsidiary of ePLDT;

  Mabuhay Satellite means Mabuhay Philippines Satellite Corporation, our 67%-owned subsidiary;

  MaraTel means Maranao Telephone Company, Inc., our 97.5%-owned subsidiary;

  NTC means the National Telecommunications Commission of the Philippines;

  NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation of Japan;

  PAPTELCO means Philippine Association of Private Telephone Companies;

  Parlance means Parlance Systems, Inc., a wholly-owned subsidiary of ePLDT;

  Piltel means Pilipino Telephone Corporation, in which we have a 45.3% ownership interest and which is treated as a consolidated subsidiary under U.S. GAAP;

  PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to provide benefit and retirement plans for PLDT’s employees;

  PLDT Global means PLDT Global Corporation, our wholly-owned subsidiary;

  SMS means short message service;

  Smart means Smart Communications, Inc., our wholly-owned subsidiary;

  Subic Telecom means Subic Telecommunications Company, Inc., our wholly-owned subsidiary;

  Telesat means Telesat, Inc., our 94.4%-owned subsidiary;

  Vocativ means Vocativ Systems, Inc., a wholly-owned subsidiary of ePLDT; and

  VSAT means very small aperture terminal.

FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between results implied by the forward-looking statements, assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this report or elsewhere might not occur.

PART I

Item 1.        Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

Selected Financial Data

The selected consolidated financial information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes, included elsewhere in this report. The financial statements have been prepared and presented in conformity with U.S. GAAP. Due to our decision to commence this year using U.S. GAAP for our Annual Report on Form 20-F, we are unable to provide without unreasonable effort and expense U.S. GAAP consolidated financial information with respect to the fiscal years ended December 31, 1998 and 1999. As a result, we have omitted such information in the table below. In our previous Annual Reports on Form 20-F we disclosed financial statements, including the financial information with respect to the years ended December 31, 1998 and 1999, prepared in accordance with Philippine GAAP, along with a reconciliation to U.S. GAAP.

Prior to 2002, our financial statements included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission were prepared in accordance with Philippine GAAP. Philippine GAAP varies in certain significant respects from U.S. GAAP. A description of the significant differences between U.S. GAAP and Philippine GAAP and a quantitative reconciliation of such differences in the net income and shareholders’ equity to U.S. GAAP was disclosed in a note to our previously filed financial statements. In connection with the preparation of our consolidated balance sheets as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2001, and 2000 in accordance with U.S. GAAP, we identified differences in the U.S. GAAP amounts previously disclosed for 2001 and 2000. Please see Note 4 to our consolidated financial statements included herein for a discussion of such differences.

	Consolidated Financial Data
	Years Ended December 31,
	2000	2001	2002	2002(1)
	(in millions, except net operating income (loss) per share, earnings (loss) per common share, ratio of earnings to fixed charges and dividends declared per common share)
Amounts in accordance with U.S. GAAP:
Statement of Operating Data:
Operating revenues	Php61,949	Php79,128	Php95,540	US$1,794
Operating expenses	50,503	88,701	80,565	1,513
Net operating income (loss)	11,446	(9,573)	14,975	281
Net operating income (loss) per share
Basic	64.67	(35.50)	79.92	1.50
Diluted	64.67	(35.50)	79.92	1.50
Net income (loss)	(23,086)	(27,779)	(4,477)	(84)
Earnings (loss) per common share(2)	(164.65)	(177.80)	(42.12)	(0.79)
Balance Sheet Data:
Cash and cash equivalents		4,276	10,974	206
Total assets		283,301	266,876	5,011
Total long-term debt-net of current portion		170,813	171,774	3,226
Long-term debt		190,099	190,950	3,586
Total debt(3)		196,561	191,710	3,600
Total liabilities(4)		250,307	239,531	4,498
Total stockholders’ equity		21,123	14,755	277
Other Data:
EBITDA(5)	(7,641)	1,947	29,555	555
Depreciation and amortization	13,049	16,454	17,663	332
Ratio of earnings to fixed charges(6)	—	—	—	—
Net cash provided by operating activities	24,034	21,641	36,689	692
Net cash used in investing activities	(29,014)	(32,777)	(15,140)	(284)
Net cash provided by (used in) financing activities	6,035	5,714	(14,975)	(281)
Dividends declared to common shareholders	752	202	—	—
Dividends declared per common share(7)	4.80	1.20	—	—

_____________

(1)     We maintain our accounts in Philippine pesos. For convenience, the peso financial information as of and for the year ended December 31, 2002, has been translated into U.S. dollars at the exchange rate of Php53.254 = US$1.00, the rate quoted through the Philippine Dealing System as of December 31, 2002. This translation should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)     Our convertible preferred shares were deemed anti-dilutive based on a calculation of the required dividends on preferred shares for each series of convertible preferred shares divided by the number of equivalent common shares assuming such preferred shares were converted into common shares and compared against the basic earnings per share. Since the amount of dividends on preferred shares over the equivalent number of common shares were greater than the basic earnings per share, the amounts for basic and diluted earnings (loss) per share are the same.

(3)     Total debt represents current portion of long-term debt, long-term debt—net of current portion and notes payable.

(4)     Total liabilities on a consolidated basis represent the difference between total assets and minority interest in net losses of consolidated subsidiaries, preferred stock subject to mandatory redemption and stockholders’ equity.

(5)     On a consolidated basis, EBITDA is defined as income (loss) before minority interest in net income (loss) of consolidated subsidiaries and adding back interest expense and related items, taxes, and depreciation and amortization and deducting interest income and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles, or as a measure of PLDT's profitability or liquidity. A quantitative reconciliation of EBITDA from income (loss) before minority interest in net income (loss) of consolidated subsidiaries is provided in the following table:

	Consolidated Financial Data
	Years Ended December 31,
	2000	2001	2002	2002(3)
	(in millions)
Amounts in accordance with U.S. GAAP:
Income (loss) before minority interest in net income (losses) of consolidated subsidiaries	Php(24,713)	Php(27,119)	Php(4,832)	US$(91)
Add/(deduct):
Interest expenses and related items, net of capitalized interest	14,209	14,639	14,662	275
Interest income	(1,946)	(1,391)	(1,063)	(20)
Provision for income tax	(8,240)	(636)	3,125	59
Depreciation and amortization	13,049	16,454	17,633	332
EBITDA	Php(7,641)	Php1,947	Php29,555	US$555

(6)     For purposes of this ratio, “Earnings” consist of income before provision for income tax (excluding PLDT's share in undistributed income of less than 50% owned affiliates) and fixed charges (excluding capitalized interest). “Fixed charges” consist of interest (including capitalized interest, discounts and other financing costs) on all indebtedness, amortization of deferred financing costs and the estimated financing component of rent expense (i.e., one-third of rent expense).

Due to PLDT's losses in 2000, 2001 and 2002, the coverage ratio on a consolidated basis was less than 1.0x in each of these three years. In order to achieve a coverage ratio of 1.0x, we would have had to generate additional consolidated earnings of Php37,925 million, Php26,700 million and Php7,063 million for the years ended December 31, 2000, 2001 and 2002, respectively, to achieve a coverage ratio of 1.0x.

(7)     The most recent cash dividend declaration made by PLDT on its common stock was in March 2001, which was paid in April 2001.

Capital Stock

The following table summarizes PLDT's capital stock outstanding as of December 31, 2000, 2001 and 2002.

	December 31,
	2000	2001	2002
	(in millions)
Serial Preferred Stock
Cumulative Convertible
10% Convertible
A to CC	Php3,515	Php3,724	Php4,068
Series III	46	46	46
Series V	—	26	26
Series VI	—	48	46
Series VII	—	38	38
Cumulative Nonconvertible
Series IV	360	360	360
	Php3,921	Php4,242	Php4,584
Common Stock	Php843	Php845	Php847

Dividends Declared

	Years Ended December 31,
	2000	2001	2002
Cash dividends declared per share of PLDT’s common stock (in pesos)(1)	Php4.80	Php1.20	Php—

_____________

(1) The most recent cash dividend declaration made by PLDT on its common stock was in March 2001, which was paid in April 2001. PLDT does not expect to declare cash dividends on these shares in 2003.

Dividends Paid

A summary of dividends paid per share of PLDT's common stock stated in both Philippine pesos and U.S. dollars follows:

	In Philippine Pesos	In U.S. Dollars
1998
January 15	1.20	0.029
April 15	1.20	0.031
July 15	1.20	0.029
October 15	1.20	0.028
1999
January 15	1.20	0.031
April 15	1.20	0.031
July 15	1.20	0.031
October 15	1.20	0.030
2000
January 14	1.20	0.030
April 14	1.20	0.029
July 15	1.20	0.027
October 15	1.20	0.025
2001
January 15	1.20	0.023
April 16	1.20	0.024

(Note: Dividends on PLDT's common stock are declared and paid in Philippine pesos. For the convenience of the reader, the peso dividends are translated into U.S. dollars based on exchange rates on the respective dates of dividend payments. Dividends paid in January of each of the calendar years 1998-2001 were declared in the preceding December. Accordingly, total amounts shown for cash dividends declared under “Dividends Declared” above may differ from the amounts shown for cash dividends paid under “Dividends Paid.”)

Exchange Rates

The Philippine government does not administratively fix the exchange rate between the Philippine peso and the U.S. dollar. Since August 1, 1992, a market average rate has been determined daily in inter-bank trading using the Philippine Dealing System, known as the “Philippine Dealing System Reference Rate.” The Philippine Dealing System is a specialized off-floor direct dealing service for the trading of Philippine pesos-U.S. dollars by member banks of the Bankers Association of the Philippines and Bangko Sentral ng Pilipinas, or BSP, the central bank of the Philippines. All members of the Bankers Association of the Philippines are required to make their Philippine peso-U.S. dollar trades through this system, which was established by Telerate Financial Information Network of Hong Kong.

The following shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End	Average(1)	Low(2)	High(3)

1998	Php39.145	Php40.942	Php36.989	Php45.420
1999	40.298	39.096	37.566	41.112
2000	49.986	44.179	39.830	51.680
2001	51.690	51.009	47.550	55.013
2002	53.254	51.583	49.336	53.841
2003 (through June 30, 2003)	53.522	53.504	52.021	55.075

_____________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the period.

(2) Lowest exchange rate for the period.

(3) Highest exchange rate for the period.

	Month
	Period End	Average(1)	Low(2)	High(3)
2003
January	53.837	53.590	53.402	53.837
February	54.492	54.109	53.899	54.492
March	53.604	54.549	53.373	55.075
April	52.612	52.755	52.272	53.337
May	53.230	52.538	52.021	53.282
June	53.522	53.414	53.176	53.706

_____________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the month.

(2) Lowest exchange rate for the month.

(3) Highest exchange rate for the month.

This report contains conversions of peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the exchange rate as of December 31, 2002 of Php53.254 = US$1.00. You should not assume that such peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As of June 30, 2003, the exchange rate quoted through the Philippine Dealing System was Php53.522 = US$1.00.

Risk Factors

Risks Relating to Us

Our substantial indebtedness could impair our ability to fulfill our financial obligations, service our other debt and carry out new financings

We have substantial indebtedness. As of December 31, 2002, we had consolidated total indebtedness of approximately Php191,710 million (US$3,600 million), including short-term debt of approximately Php760 million (US$14 million) and a consolidated ratio of debt to equity (total debt on a consolidated basis divided by stockholders' equity) of 12.99x. Our consolidated ratio of earnings to fixed charges was less than the minimum required ratio of 1.0x for the year ended December 31, 2002. For an explanation of how we calculate our consolidated ratio of earnings to fixed charges, see footnote 6 to our consolidated financial data table under “Selected Financial Data” and Exhibit 7 in “Item 19.” Our existing debt contains covenants, which, among other things, require PLDT to maintain certain financial ratios calculated in accordance with Philippine GAAP on a consolidated and non-consolidated basis, limit our ability to incur indebtedness, make investments, incur expenditures and pay dividends. Financial statements prepared in conformity with Philippine GAAP differ in some material respects from financial statements prepared in conformity with U.S. GAAP. For a description of some of these covenants, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants.”

Our substantial indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, they could:

  make it more difficult for us to satisfy our debt obligations;

  require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

  limit our ability to refinance our debt obligations or incur new debt needed to finance our working capital, capital expenditure or other requirements;

  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

  place us at a competitive disadvantage compared to our competitors.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. An inability to effect these measures successfully could result in a declaration of default and an acceleration of some or all of our indebtedness.

Under the indenture for our 10.625% Notes due 2007 and 11.375% Notes due 2012, we may only incur additional debt, subject to certain exceptions, if, after incurrence of such debt, our consolidated leverage ratio (the ratio of debt to EBITDA calculated on a non-consolidated basis based on definitions provided in the same indenture and except under certain circumstances) would be less than 5.5 to 1 prior to December 31, 2003, 5.0 to 1 after December 31, 2003, and prior to December 31, 2004 and 4.5 to 1 thereafter. Because our consolidated leverage ratio presently is in excess of 5.5 to 1, we are currently restricted from incurring any additional debt, subject to certain exceptions, including exceptions for refinancing transactions. In addition, we expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

We may not be able to maintain compliance with restrictive covenants and ratios imposed by our indebtedness

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests calculated in accordance with Philippine GAAP at relevant measurement dates, principally at the end of quarterly periods. Financial statements prepared in conformity with Philippine GAAP differ in some material respects from financial statements prepared in conformity with U.S. GAAP.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. As of December 31, 2002, approximately 95% of PLDT's total consolidated long-term debt was denominated in foreign currencies, principally in U.S. dollars, and many of these financial ratios and other tests are negatively affected by any weakening of the peso. The peso declined by approximately 1% against the U.S. dollar to an average of Php51.583 = US$1.00 in 2002 from an average of Php51.009 = US$1.00 for the year 2001. At December 31, 2002, the exchange rate was Php53.254 = US$1.00, equivalent to approximately 3% depreciation of the peso relative to the rate at the end of 2001. Certain of our financial ratios would be adversely affected by impairment or similar charges. In addition, certain of our financial ratios would be adversely affected by increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, an increase in reference interest rates and general market conditions.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of results generated by Smart and PLDT's other subsidiaries and investees in assisting in complying with non-consolidated covenants or covenants that are calculated without giving effect to the results of PLDT's subsidiaries and investees.

To date, we have maintained compliance with all of our restrictive financial ratios and covenants as measured under Philippine GAAP under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these restrictive ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our total debt to EBITDA and interest coverage ratios, was close to the permitted thresholds. Under some of our loan agreements, the requirements with respect to our debt to EBITDA ratio on a non-consolidated basis has become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. In the future, our performance under certain of our ratios may again fall close to the permitted thresholds. Inability to comply with our restrictive financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness unless we are able to obtain waivers or amendments from the relevant lenders. The terms of some of our debt instruments have no minimum amount for cross-default.

For more information on the requirements of our loan agreements and other debt instruments and our compliance with them, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants.”

Creditors of our subsidiaries will have superior claims to our subsidiaries' cash flow and assets

A growing portion of our consolidated revenues and cash flow from operations is derived from our subsidiaries, particularly Smart. Smart and some of our other subsidiaries have significant internal cash requirements for debt service, capital expenditures and operating expenses and so may be financially unable to pay any dividends to PLDT. In addition, some of our subsidiaries are subject to covenants that restrict them from distributing cash to PLDT except under certain circumstances. In particular, Smart is subject to loan covenants that restrict its ability to distribute cash to PLDT. Although Smart received consents under its relevant loans that permitted it to make dividend payments to PLDT in December 2002 and June 2003, we cannot assure you that PLDT will continue to receive dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or associate in the future.

Creditors of our subsidiaries will have prior claims to our subsidiaries' assets and cash flows. We and our creditors will effectively be subordinated to the existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries, except that we may be recognized as a creditor on loans we have made to subsidiaries. If we are recognized as a creditor of a subsidiary, our claim will still be subordinated to any indebtedness secured by assets of the subsidiary and any indebtedness of the subsidiary otherwise deemed senior to indebtedness we hold.

Our businesses require substantial capital investment, which we may not be able to finance

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart's projects, networks and services, require substantial ongoing capital investment. Our consolidated capital expenditures in 2001 and 2002 totaled Php30,554 million and Php14,699 million, respectively. Our 2003 budget for consolidated capital expenditures is Php16,000 million, of which approximately Php7,000 million is budgeted to be spent by PLDT and approximately Php9,000 million is budgeted to be spent by Smart. PLDT's capital spending is intended principally to finance the continued build-out of its data and Internet protocol infrastructures and for its data services and the maintenance of its network. Smart's capital spending is focused on expanding and upgrading its GSM network to meet increased demand for cellular services.

Future strategic initiatives could require us to incur significant additional capital expenditures. We plan to finance a portion of our future capital expenditures from external financing sources, which have not yet been fully arranged. We cannot assure you that financing for new projects will be available on terms acceptable to us or at all. If we cannot complete our development programs and other capital projects, our growth, results of operations and financial condition could be materially and adversely affected.

Our ability to refinance our debt and raise new financing to fund our working capital, capital expenditures and other needs depends on many factors beyond our control

In addition to our existing available credit facilities, we may require significant new external financing in order to fund all of our operating, investment, capital expenditures and debt service requirements and to refinance and extend the maturities of our short and medium-term indebtedness. Our ability to arrange for this and other financing and the cost of such financing will be dependent on numerous factors outside of our control, including:

  general economic and capital market conditions, including the peso-to-U.S. dollar exchange rate;

  the availability of credit from banks or other lenders;

  investor confidence in us;

  investor views about the Philippines;

  the continued success of our business;

  our credit ratings and the sovereign credit ratings of the Philippines; and

  provisions of tax and securities laws that may be applicable to our efforts to raise capital.

Any credit rating downgrades may significantly affect the availability and the terms of our prospective financing, including financing costs. In addition, restrictions under our current indebtedness subject us to various financial tests, which could prevent us from incurring additional debt. Inability to arrange such debt could materially and adversely affect our ability to fund our anticipated operating, investment and capital expenditures as well as our anticipated debt service requirements, and could result in defaults and cross defaults under our existing debt, thereby adversely affecting our results of operations and financial condition.

If the peso depreciates against the U.S. dollar, our financial position could be materially and adversely affected

Substantially all of our indebtedness and associated interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, but a significant portion of our revenues is denominated in pesos. As of December 31, 2002, 95% of our total consolidated long-term debt was denominated in U.S. dollars and other foreign currencies. A depreciation of the peso against the U.S. dollar increases the amount of our debt obligations and operating and interest expenses in peso terms. In the event that the peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations (such as by raising our service rates, including through adjustments to rates for local exchange service based on movements in the peso-to-dollar exchange rate) and other means to offset the resulting increase in our obligations in peso terms. Further, these changes could cause us not to be in compliance with the financial covenants imposed by our lenders under certain loan agreements and other indebtedness.

During the last decade, the peso has generally depreciated against foreign currencies. In addition, during this period, the Philippine economy has also, from time to time, experienced periods of concentrated peso devaluation and limited availability of foreign currency. Since June 30, 1997, when the BSP, announced that it would let market forces determine the value of the peso, the peso has experienced a significant decline against the U.S. dollar. It depreciated from Php26.376 = US$1.00 on June 30, 1997, to Php53.254 = US$1.00 as of December 31, 2002. The peso declined by approximately 3% against the U.S. dollar to Php53.254 = US$1.00 as of December 31, 2002 from Php51.69 = US$1.00 as of December 31, 2001. The peso has also been subject to significant fluctuations. For example, during the first half of 2003, the peso depreciated to a high of Php55.075 on March 12, 2003 and recovered to a low of Php52.021 on May 8, 2003. The peso may again be subject to significant fluctuations and may depreciate due to a range of factors, including:

  political and economic developments affecting the Philippines;

  the volatility of regional currencies, particularly the Japanese yen;

  any interest rate increases by Federal Reserve Bank of the United States;

  higher demand for U.S. dollars by both banks and domestic businesses to service their maturing U.S. dollar obligations; and

  some banks covering their short U.S. dollar positions.

Our results of operations have been, and may continue to be, adversely affected by lower U.S. dollar revenues caused by declining international termination rates and competition in international long distance service

The international long distance business was historically our major source of revenue. However, due to competition and the steep decline in international termination rates that are paid to us by foreign telecommunications carriers for termination of international calls on our network, revenues generated from our international long distance business had declined significantly in recent years. These decreases in prices for international long distance services were not fully offset by increases in call traffic volume. For example, on January 1, 2000, we adopted the U.S. FCC benchmark accounting rate of US$0.38 per minute for inbound international calls, which represented a settlement rate of US$0.19 per minute for international long distance traffic between the Philippines and the United States. Since then, our termination rates for inbound calls from the United States have continued to decline to levels well below the U.S. FCC benchmark accounting rate. PLDT increased its termination rates with carriers accounting for a substantial portion of its inbound international traffic terminating on its fixed line network to US$0.12 per minute effective February 1, 2003 and the international inbound traffic volume has decreased by 12% compared to the international inbound traffic volume before the rate increase. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. Smart likewise implemented an increase in its international termination rates to US$0.16 per minute effective February 1, 2003 for calls terminating on its cellular network. Moreover, our increased termination rates are the subject of an ongoing proceeding before the United States Federal Communication Commission, or U.S. FCC, brought by WorldCom, Inc., or MCI, and AT&T Corp., or AT&T. See “Item 5. Operating and Financial Review and Prospects — Other Information — U.S. FCC Proceeding on Termination Rates” and “Item 8. Financial Information — Legal Proceedings — U.S. FCC Proceeding on Termination Rates” for further discussion.

We anticipate that revenues from international communications and information services, including our services, will continue to decline in the future, due primarily to:

  installed and expanding fiber networks and satellite capacities that provide substantially more transmission capacity than may be needed in the short or medium term;

  substantial increases in the transmission capacity of new and existing networks, including those operated by our competitors, due to recent technological advances;

  increased competition from other domestic and international telecommunications providers;

  alternative providers offering Internet telephony and broadband capacity;

  advances in technology; and

  continued uncertainty over the acceptance by certain U.S. carriers of our new termination rates.

We cannot assure you that these declines will not materially and adversely affect our financial performance.

Net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries have been our predominant source of foreign currency revenues. However, in U.S. dollar terms, these payments have been declining. Continued decline in our foreign currency revenues could increase our exposure to risks from declines in the value of the Philippine peso against the U.S. dollar. We cannot assure you that we will be able to achieve adequate increases in our other revenues to make up for any adverse impact of a further decline in our net settlement payments.

We face strong competition and may need to increase our marketing expenditures or reduce our rates in order to compete effectively

We cannot assure you that the number of providers of cellular telecommunication services will not increase or that competition for telecommunication customers will not lead our cellular and fixed line subscribers to switch to other operators or lead us to increase our marketing expenditures or reduce our rates, resulting in a reduction in our profitability.

The Philippine government has liberalized the Philippine telecommunications industry and opened up the Philippine telecommunications market to new entrants. Including us, there are ten major local exchange carriers, 11 international gateway facility providers and seven cellular mobile telephone system providers in the Philippines, including one, which has not yet commenced operations. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly in the cellular segment and data and other network services segment.

The cellular telecommunications industry in the Philippines has been particularly competitive, as operators have sought to develop and maintain market shares and to attract new subscribers. Our principal cellular competitor, Globe Telecom, Inc., or Globe, acquired another telecommunications provider, Isla Communications Company, Inc., or Islacom, on June 27, 2001, thereby strengthening Globe as a competitor. Further consolidation in the industry could result in more vigorous competition. Digital Telecommunications Philippines, Inc., or Digitel, which was awarded a license to operate cellular telecommunications services in 2000, launched its cellular service, Sun Cellular, on March 29, 2003. In addition, the NTC has awarded a license to Bayan Telecommunications Philippines, Inc., or BayanTel, to operate cellular telecommunications services, but BayanTel has not yet commenced operations. The recent entry of Digitel is expected to create additional competition in the industry. In the future, the government may allocate further frequencies and award additional cellular telecommunications licenses, which would further increase competition.

Competitive pressures on cellular rates may affect our cellular revenues and revenue growth. For example, we have not increased our cellular rates to reflect fluctuations in the peso-to-U.S. dollar exchange rate since November 1998 as a result of such competitive pressures. In addition, our prepaid GSM subscribers can, using their existing handsets, switch to one of our competitors by having their handsets “unlocked” from our service for a fee and purchasing a new SIM card from the desired operator. We cannot assure you that these rate pressures and loss of customers will not have a material adverse effect on our financial performance.

If we are unable to install and maintain telecommunications facilities and equipment in a timely manner, we may not be able to keep up with our principal competitors, which may have negative implications for our revenue and profitability

Our business requires the regular installation of new, and the maintenance of existing, telecommunications transmission and other facilities and equipment. The installation and maintenance of these facilities and equipment is subject to risks and uncertainties relating to:

  shortages of equipment, materials and labor;

  work stoppages and labor disputes;

  interruptions resulting from inclement weather and other natural disasters;

  unforeseen engineering, environmental and geological problems; and

  unanticipated cost increases.

Any of these factors could give rise to delays or cost overruns in the installation of new facilities or equipment or could prevent us from properly maintaining the equipment used in our networks, and could have a material adverse effect on our results of operations and financial condition.

Rapid changes in telecommunications technology may adversely affect the economics of our existing businesses and the value of our assets, increase our required capital expenditures and create new competition

The telecommunications sector has been characterized recently by rapid technological changes. We cannot assure you that these developments will not result in competition from providers of new services or the need to make substantial capital expenditures to upgrade our facilities. For example, if third-generation, or 3G, cellular services were introduced in the Philippines, we would likely incur significant expenses if we were to roll out those services.

Our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer services that meet customer demands on a competitive and timely basis. We cannot assure you that we will be able to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate or effective manner. The development and introduction of new technologies by us or our competitors may cause significant portions of our existing assets to become obsolete and suffer an impairment in value earlier than their anticipated useful lives and require us to accelerate their depreciation. In 2001, we recognized impairment charges in respect of Smart's analog assets and Smart's unamortized intangible asset relating to analog subscriber lists. Piltel recognized impairment losses in respect of its AMPS/CDMA and Executive Order, or E.O. No. 109 assets in 2001 and 2002.

The cellular telecommunications industry may not continue to grow or may grow at a slower rate

A significant portion of our consolidated revenues is currently derived from the cellular telecommunications industry. As a result, we depend on the continued development and growth of the cellular telecommunications industry. Growth of the cellular communications market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices and consumer preferences. Any economic, technological or other developments resulting in a reduction in demand for cellular services may harm our business.

Our businesses depend on the reliability of our network infrastructure, which is subject to physical, technological and other risks

The development and operation of telecommunications networks are subject to physical, technological and other risks, which may cause interruptions in service or reduced capacity for customers. These risks include:

  physical damage;

  power loss;

  capacity limitation;

  software defects; and

  breaches of security by computer viruses, break-ins or otherwise.

The occurrence of any of these risks could have a material adverse effect on our ability to provide services to customers, and could have a material adverse effect on our business.

Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debts or other obligations, including its debts or other obligations owed to us and our affiliates

Piltel has experienced significant financial difficulties in recent years. It has restructured substantially all of its debts in accordance with its debt restructuring plan, which was signed on June 4, 2001. Under the terms of such debt restructuring plan, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million, of which approximately US$50 million remained undrawn as of December 31, 2002. In June and October 2002, more creditors of Piltel agreed to participate in its restructuring plan on the same terms. As of December 31, 2002, total restructured long-term debt of Piltel amounted to Php21,630 million, with maturities of up to June 14, 2016. Piltel is currently in the process of restructuring certain other debts. However, we cannot assure you that Piltel will be able to restructure or otherwise pay the claims relating to its unrestructured debt or that Piltel will have sufficient cash flow to meet its debt service and other payment obligations, including its payment obligations to us. As of December 31, 2002, Piltel owed PLDT and Smart Php258 million and Php1,027 million, respectively, in respect of their respective facilities sharing and other agreements with Piltel. Until all amounts owed to creditors participating in the debt restructuring plan have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption, or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include amounts owed on Piltel preferred shares owned by PLDT and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm’s-length terms or in which the pricing is based on market terms. These severe long-term restrictions significantly impair Piltel’s ability to transfer funds to PLDT.

Moreover, Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. As of December 31, 2002, Piltel had an aggregate principal amount of Php451 million of unrestructured debt. Piltel does not intend to make any payments in respect of this debt unless and until it reaches a restructuring agreement with the creditors holding the obligations. If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit itself to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of Piltel’s creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. We cannot assure you that a rehabilitation plan, which incorporates the financial terms of the debt restructuring, would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, we cannot assure you that Piltel will prove to be viable thereafter and that it will be able to meet its obligations, including its obligations owed to us or our affiliates.

A significant number of PLDT's shares are held by two separate shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT

Affiliates of First Pacific directly or indirectly own approximately 31.4% of PLDT's common stock as of March 31, 2003. This is the largest block of PLDT's common stock that is directly or indirectly under common ownership. NTT Communications owns 14.9% of PLDT's common stock as of March 31, 2003 and has contractual veto rights over a number of major decisions and transactions that PLDT could make or enter into, including:

  capital expenditures in excess of US$50 million;

  any investments, if the aggregate amount of new investments for the previous 12 months is greater than US$100 million, determined on a rolling monthly basis;

  any investments in a specific investee, if the cumulative value of all investments made by PLDT in that investee is greater than US$10 million in the case of an existing investee and US$50 million in the case of a new investee;

  issuance of common stock or stock that is convertible into common stock;

  new business activities other than those we currently engage in;

  merger or consolidation; and

  the provision of financial support to Piltel in excess of that remaining available under the PLDT Letter of Support.

First Pacific and NTT Communications have also entered into a shareholders' agreement relating to PLDT. As a result of this agreement and their respective stockholdings, First Pacific and its affiliates and/or NTT Communications are able to influence our actions and corporate governance, including:

  elections of PLDT's directors; and

  approval of major corporate actions, which require the vote of common stockholders.

First Pacific and its affiliates and/or NTT Communications may exercise control over these decisions and transactions in a manner that could be contrary to your interests.

If First Pacific sells its interest in PLDT, the transaction may result in an event of default

On June 5, 2002, First Pacific announced that on June 4, 2002, it had entered into a Memorandum of Agreement, or MOA, with the Gokongwei Group and JG Summit Holdings, Inc. (the “Gokongwei Group”) in relation to First Pacific’s existing interests in PLDT and Bonifacio Land Corporation. The MOA contemplated that upon satisfaction of certain conditions precedent, First Pacific would inject its existing 24.4% economic interest in PLDT into an entity in which the Gokongwei Group would purchase a two-thirds controlling interest. On October 2, 2002, First Pacific announced that the Gokongwei Group had terminated the MOA.

First Pacific has accepted the termination of the MOA by the Gokongwei Group. Accordingly, First Pacific has indicated that the transaction contemplated by the MOA will no longer proceed. First Pacific also stated in its announcement that it continues to review its strategic options in relation to its Philippine investments. On April 2, 2003, First Pacific announced that it is finalizing a business plan that will build on Indofood and PLDT as its core assets. Indofood, the food arm of First Pacific, is the leading processed-foods group in Indonesia.

If First Pacific or NTT Communications sells all or a portion of its equity interest in PLDT, in certain circumstances, such sale may give rise to an obligation for us to make an offer to purchase or prepay our outstanding debt under our 10.625% Notes due 2007 and our 11.375% Notes due 2012, our US$145 million multicurrency term loan facility, our JP¥9,760 million loan agreement with Japan Bank for International Cooperation, or JBIC and our JP¥5,615 million term loan, and may result in a default under all of Smart’s loan agreements. As of June 30, 2003, Php28,382 million (excluding the second tranche of the US$145 million multicurrency term loan facility to be drawn in December 2003 and the JP¥5,615 million term loan signed on June 11, 2003) in principal amount of PLDT’s indebtedness is directly subject to a change in control offer to purchase or prepay requirement and Php22,891 million in principal amount of Smart’s indebtedness is subject to an event of default in the event of a change in control of PLDT. If we fail to complete a required change in control offer to purchase or prepay the affected debts, all of our debt could become immediately due and payable as a result of various cross-default provisions. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants.”

The outcome of the proceeding at the U.S. FCC is uncertain and could materially affect our ability to engage in business in the United States and our results of operations

After lengthy negotiations commencing in May 2002 with carriers around the world, PLDT increased its termination rates with carriers accounting for a substantial portion of its international traffic terminating on its fixed line network to US$0.12 per minute effective February 1, 2003 for international long distance calls terminating on its fixed line network. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. Despite numerous extensions by PLDT of PLDT’s agreements on termination charges with AT&T and MCI to facilitate continued negotiation over termination rates, AT&T and MCI failed to reach an agreement with PLDT on a termination rate and thus, effective February 1, 2003, PLDT ceased terminating traffic from MCI and AT&T. Smart likewise implemented an increase in its termination rates to US$0.16 per minute effective February 1, 2003 for calls terminating on Smart’s cellular network. On February 7, 2003, AT&T and MCI filed separate petitions with the U.S. FCC requesting the U.S. FCC to take action to protect U.S. international carriers and U.S. consumers from alleged “whipsawing” behaviour occurring on the U.S.-Philippine route. In response to the petitions and notwithstanding significant objection from PLDT and other Philippine international carriers, on March 10, 2003 the International Bureau of the U.S. FCC issued an Order directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to PLDT, Smart and other Philippine carriers until such time as the U.S. FCC issues a public notice that AT&T’s circuits on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S. – international routes approved for the provision of International Simple Resale. In response to the Order of the International Bureau of the U.S. FCC, on March 12, 2003 the NTC issued a Memorandum Order directing all affected Philippine carriers, including us, not to accept terminating traffic via direct circuits from certain U.S. facilities-based carriers, including AT&T and MCI, if we are not being paid for it. On April 9, 2003, we filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order. See “Item 5. Operating and Financial Review and Prospects — Other Information — U.S. FCC Proceeding on Termination Rates” and “Item 8. Financial Information — Legal Proceedings — U.S. FCC Proceeding on Termination Rates” for a detailed discussion of the history and procedural process of the U.S. FCC proceeding.

Although we believe that, based upon the applicable legal principles and facts, the March 10, 2003 Order was incorrect and should be overturned upon appeal, we cannot assure you that the March 10, 2003 Order will not remain in effect. It is also possible that the U.S. FCC could take further actions in light of allegations or complaints that have been made or may in the future be made by AT&T, MCI, or other US facilities-based carriers. The U.S. FCC may have the authority in this regard to prohibit the transmission of all telecommunication traffic originating in the United States and destined for the Philippines, although we believe it unlikely that the U.S. FCC would take such action. To date, subsequent to the March 10, 2003 Order, our revenues derived from international long distance calls have not been materially adversely affected by the actions taken by the International Bureau of the U.S. FCC and the NTC because most of the traffic originating in the United States are being re-routed through circuits of third parties in other countries or otherwise not subject to this order. We can provide no assurance that over a longer period of time our international long distance revenues will not be materially adversely affected by the March 10, 2003 Order. In addition, we can provide no assurances that the U.S. FCC will not take other actions that may materially adversely affect our business in the United States or our revenues derived from our international long distance service.

PLDT's franchise may be revoked if we are unsuccessful in legal proceedings, which are pending

The Constitution of the Philippines requires that at least 60% of the capital of a corporation operating a public utility in the Philippines be owned by Philippine citizens. In 1990, the then-Solicitor General of the Philippines instituted legal proceedings seeking to revoke PLDT's franchise on various grounds, including violation of this requirement. We believe that these proceedings are without merit. In 1991, the Philippine Congress extended the term of PLDT's franchise until 2028 and broadened PLDT's franchise authority. The Congress granted this amended franchise to PLDT despite these pending legal proceedings and despite the opposition of the Solicitor General. The Solicitor General has not taken any further action to pursue or continue the proceedings on this case. The parties filed their last pleadings in 1992 and since then the case has remained inactive. Consequently, under a court order dated January 20, 1999, the case has been archived, though the case can potentially be revived by action of either PLDT or the Solicitor General's office. It is normal practice for Philippine courts to archive cases that remain inactive for a long period of time. We are not aware of any court notice for the resumption of the proceedings in this case.

Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises and rates

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress. Additionally, PLDT operates pursuant to various provisional authorities and certificates of public convenience and necessity, or CPCNs, which are granted by the NTC and expire between now and 2028. Some of PLDT's CPCNs and provisional authorities have already expired. However, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decisions on these extensions. Smart also operates its cellular, international long distance, national long distance and global mobile personal communications via satellite services pursuant to CPCNs, which will expire upon the expiration of its franchise. Smart’s franchise is due to expire on March 27, 2017, 25 years after the date on which its current franchise was granted. Smart operates international private leased circuits under a provisional authority, which expired on May 6, 2003. Smart applied for an extension of this provisional authority prior to its expiration. Because PLDT and Smart filed the applications for extension on a timely basis, we expect that these extensions will be granted. However, we cannot assure you that the NTC will grant these extensions. If a CPCN has not been issued, the NTC may permit an operator to provide services pursuant to a provisional authority. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned. However, we cannot assure you that our franchises, CPCNs and provisional authorities will be renewed. For a description of our licenses, see “Item 4. Information on the Company — Licenses and Regulation.”

The NTC also regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services. We cannot assure you that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or reduction in our operating revenues or profitability. In addition, the NTC could adopt changes to the regulations governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers that could have a material and adverse effect on our results of operations.

The NTC may implement proposed changes in billing requirements for cellular operators, which may have negative implications for our revenues and profitability

On June 16, 2000, the NTC issued Memorandum Circular No. 13-6-2000 proposing that cellular operators, including Smart and Piltel, be required, among other things:

  to bill their subscribers for cellular calls on a six-second pulse basis instead of the current per minute basis;

  not to bill calls directed to recorded voice messages; and

  to extend the expiration date of prepaid cards from the current two months to two years.

Although Philippine cellular operators obtained a preliminary injunction restraining the implementation of the Memorandum Circular, on October 9, 2001, the Court of Appeals annulled the preliminary injunction and dismissed the cellular operators' complaint against the NTC. On January 10, 2002, the Court of Appeals denied the cellular operators' motion to reconsider its earlier ruling. On February 22, 2002, Smart and Piltel filed a Petition for Review by Certiorari with the Supreme Court to annul and reverse the decision of the Court of Appeals. Pending the decision of the Supreme Court on the matter, the NTC cannot implement the billing and other requirements proposed in the Memorandum Circular. We cannot assure you that the NTC will not seek to implement the billing and other requirements proposed in the Memorandum Circular if the case is eventually decided against the cellular operators. If the measures proposed are implemented, Smart and Piltel's operating revenues could be materially and adversely affected.

We may be subject to significant local business and franchise taxes if we are unsuccessful in legal proceedings, which are pending

We are currently facing various lawsuits for local business and franchise taxes assessed by different local government units, as described under “Item 8. Financial Information — Legal Proceedings — Taxation — Local Business and Franchise Taxes." Generally, each province may impose local franchise tax at a rate of up to 0.5% of the gross annual receipts received or realized within that province. Cities within each province may also impose annual franchise taxes on gross annual receipts received or realized in those cities, at a rate that may not exceed the provincial franchise tax rate by more than 50%. In one case, involving the City of Davao, the Supreme Court has ruled that we are not exempt from payment of local business and franchise taxes. On March 25, 2003, the Supreme Court denied our motion for reconsideration and affirmed the local franchise tax assessment of Davao City in the amount of approximately Php3.7 million. Although such a decision would constitute a precedent, this will not automatically result in the termination of the other pending local franchise tax cases, with the courts rendering decisions adverse to us. While the courts in these cases are expected to adhere to this Supreme Court decision, each court would have to make its own determination based on the evidence introduced by the parties and the factual circumstances of each case. We cannot assure you that other local government units will not file lawsuits against us or otherwise claim amounts owed in respect of business and franchise taxes. If the courts rule against us, we would be liable for these taxes, including interest and penalties, for past periods to the extent these taxes are assessed within five years from the date they were due and for future periods.

As of December 31, 2002, the aggregate amount claimed by the plaintiffs in these lawsuits was Php4,524 million with respect to PLDT, Php313 million with respect to Smart, and Php4.5 million with respect to Piltel. In addition, we have received assessments for local business and franchise taxes in the aggregate amount of Php24 million, all of which are under administrative protest. We believe that in the event these lawsuits and protests were decided against us, in many cases, we would not be liable for the full amounts claimed by the local governments because these amounts (1) were computed based on the gross annual receipts received or realized not only from within the related province or city for the related period but also from gross annual receipts received or realized from other provinces or cities and (2) include assessments for periods occurring more than five years before the respective lawsuits were filed. Accordingly, in the event these lawsuits are decided against us, we believe that our potential liability is likely to be significantly lower than the amounts claimed by the plaintiffs.

If we continue to implement our manpower reduction program, PLDT’s labor relationship with its rank-and-file employees’ union may deteriorate and result in labor unrest, which could materially adversely affect our operations and financial condition

Over the past several years, we have been implementing a manpower reduction program to reduce the cost base of PLDT’s fixed line business, which has faced significant changes in technology, increasing competition, and shifting market preferences to cellular use. We have been implementing the manpower reduction program under the New Labor Code and in compliance with all other relevant labor laws and regulations. We currently expect that by the end of 2003 PLDT’s headcount will be reduced to approximately 10,500 employees, from 11,777 employees as of March 31, 2003.

As part of our manpower reduction program, 322 employees that were providing our regional operator services, where call volumes have significantly declined, were terminated effective December 31, 2002. After a series of failed reconciliation meetings between representatives of PLDT and our rank-and-file employees’ union, the union staged a 14-day strike beginning on December 23, 2002. The strike ended on January 6, 2003 by virtue of a return-to-work order issued by the Secretary of Department of Labor and Employment, or DOLE. Moreover, the DOLE Secretary, in the same order, certified the labor dispute to the National Labor Relations Commission, or NLRC, for compulsory arbitration. The NLRC has yet to schedule arbitration proceedings on the union’s complaint against PLDT.

If we continue implementing our manpower reduction program, which calls for more reductions in the number of rank-and file employees of our fixed line business, our relationship with our rank-and-file employees’ union may deteriorate. The union may decide to stage strikes, work stoppages, lockouts or other labor unrest against PLDT, which may disrupt our business operations. In addition, the Collective Bargaining Agreement with our rank-and-file employees’ union will expire on November 8, 2003. If our relationship with the rank-and-file employees’ union deteriorates as a result of the continued implementation of our manpower reduction program, we may not be able to enter into a new Collective Bargaining Agreement on the same or similar terms as before. As a result, our business operations and financial condition may be adversely affected.

Alleged health risks of wireless communications devices could lead to decreased wireless communications use, increased difficulty in obtaining sites for base stations or potential litigation

We are aware of allegations that there may be health risks associated with the effects of radio waves emitted from transmitter masts and wireless handsets. While there is currently no substantiated link between radio waves and health issues, the actual or perceived health risks of wireless communications devices could adversely affect our wireless activities through a reduction in customers, reduced usage per customer, or increased difficulty in obtaining sites for transmitters and exposure to potential litigation or other liabilities.

Risks Relating to the Philippines

Our business may be affected by political or social instability in the Philippines

Our results of operations and financial performance and condition may be influenced by the general political situation in, and the state of the economy of, the Philippines. In February 1986, a peaceful military and civilian uprising ended the 21-year rule of President Ferdinand Marcos and installed Corazon Aquino as President of the Philippines. Between 1986 and 1989, there were several coup d'état attempts against the Aquino administration, none of which was successful. Political and economic conditions in the Philippines were generally stable during the 1990's following the election of Fidel V. Ramos as President in 1992. However, during 2000, his successor President Joseph Estrada was subject to allegations of corruption, culminating in impeachment proceedings, mass public protests in the Metropolitan Manila area, withdrawal of the support of the military, and his stepping down from office. Then Vice President, Gloria Macapagal-Arroyo, was sworn in as President on January 20, 2001. On April 25, 2001, Estrada was arrested on a non-bailable charge of plunder that resulted in public protests by his supporters on May 1, 2001. In response, President Macapagal-Arroyo declared a week-long "state of rebellion." On May 14, 2001, the Philippines held legislative elections, following which President Macapagal-Arroyo's coalition won a majority of the seats in the Senate. On May 10, 2004, the Philippines will hold presidential elections as well as elections for members of the Senate and Congress.

In the past three years, an increasing number of kidnapping, criminal and terrorist activities have occurred in Mindanao principally led by the extremist "Abu Sayyaf" group, which reportedly has ties to the Al-Qaeda terrorist network. In recent months, there have been a series of bombing incidents in key cities in Mindanao, including Davao City. The armed conflict between the Philippine military and the communist Moro Islamic Liberation Front also continues in Mindanao. As a result of these terrorist activities, the Armed Forces of the Philippines and the United States military are engaged in joint military activities in Mindanao.

In November 2001, members of rebel groups damaged three of Smart’s cell sites located in Central Luzon and one of our relay stations, including some radio facilities, in southern Mindanao in response to our failure to pay “revolutionary taxes” demanded by these groups. In October 2002, a group of unidentified armed men inflicted minor damage on Smart’s cell site in Bicol.

We cannot assure you that political events or terrorist activities will not again result in major public protest or the involvement of the military in politics. Any political instability in the future may have a negative effect on our results of operations and financial condition. We cannot assure you that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies conducive to sustained economic growth or which do not impact adversely on the current regulatory environment for telecommunications or other companies.

Our results of operations may be negatively affected by slow or negative growth rates and economic instability in the Philippines and in Asia

In the past, the Philippines has experienced periods of slow or negative growth, high inflation, significant devaluation of the peso, imposition of exchange controls, debt restructuring and electricity shortages and blackouts.

From mid-1997 to 1999, the economies of a number of Asian countries experienced significant downturns. The regional economic turbulence affected the Philippine economy in a number of ways, including the depreciation of the peso, increases in interest rates, increases in unemployment and inflation, increased volatility and a decline in prices in the domestic stock market, the downgrading of the Philippines' local currency rating and the ratings outlook for the Philippine banking sector and the reduction of foreign currency reserves.

In 2002, the Philippine government incurred a fiscal deficit of Php212,000 million, which represented approximately 5.3% of the 2002 nominal gross domestic product, or GDP, largely due to weak tax collection. The fiscal deficit for 2003 is expected to reach Php202,000 million. As of April 2003, the fiscal deficit was approximately Php65,500 million. On April 24, 2003, Standard & Poor’s announced a lowering of the credit rating of the Philippines to “BBB” from “BBB+” mainly as a result of long-term fiscal deficit concerns. This, in turn, has resulted in the depreciation of the peso against the U.S. dollar and the volatility of the prices of shares traded on the domestic stock market as well as prices of Philippine sovereign and corporate bonds.

In the second half of 2000 and the first half of 2001, the political developments relating to the allegations of corruption in the Estrada administration as well as economic events, for example, the growing government fiscal deficit and a global increase in oil prices, have resulted in increased concerns about the political and economic stability in the Philippines. This, in turn, has resulted in the depreciation of the peso against the U.S. dollar and the volatility of the prices of shares traded on the domestic stock market.

We cannot assure you that these factors will not affect our results of operations in a materially adverse manner.

If foreign exchange controls were to be imposed, our ability to meet our foreign currency payment obligations could be adversely affected

Approval from or registration with the BSP for the issuance and guarantee of foreign currency denominated borrowings is not required in order to make our foreign currency payment obligations legally valid and binding. However, receiving this approval and registration will enable a borrower to access the banking system to obtain foreign currency to service its debt obligations rather than using other sources of foreign currency, for example, foreign currency revenue streams.

The Philippine government has, in the past, instituted restrictions on the conversion of pesos into foreign currency and the use of foreign exchange received by Philippine companies to pay foreign currency-denominated obligations. The Monetary Board of the BSP has statutory authority, with the approval of the President of the Philippines, during a foreign exchange crisis or in times of national emergency, to:

  suspend temporarily or restrict sales of foreign exchange;

  require licensing of foreign exchange transactions; or

  require the delivery of foreign exchange to the BSP or its designee banks.

We cannot assure you that foreign exchange controls will not be imposed in the future. If imposed, these restrictions could materially adversely affect our ability to obtain foreign currency to service our foreign currency obligations.

The occurrence of natural catastrophes may materially disrupt our operations

The Philippines has experienced a number of major natural catastrophes over the years including typhoons, volcanic eruptions and earthquakes that may materially disrupt and adversely affect our business operations. We cannot assure you that the insurance coverage we maintain for these risks will adequately compensate us for all damage and economic losses resulting from natural catastrophes.

Item 7.        Information on the Company

Overview

We are the leading national telecommunications service provider in the Philippines. Through our three principal business groups — fixed line, wireless, and information and communications technology — we offer a wide range of telecommunications services to over 11 million subscribers in the Philippines, on the nation's most extensive fiber optic backbone and fixed line, cellular and satellite networks.

We are the leading fixed line provider in the Philippines with approximately 66% of the total reported fixed lines in service nationwide as of March 31, 2003. Smart is the leading cellular service provider in the country, with approximately 45% of total reported cellular subscribers as of March 31, 2003. Piltel had approximately 12% of total reported cellular subscribers as of March 31, 2003. We have interests in the information and communications technology sectors, including VitroTM, an Internet data center, two call centers, namely Parlance and Vocativ, and Infocom, one of the leading ISPs in the Philippines.

Our common shares are listed on the Philippine Stock Exchange and our American Depositary Shares are listed on the New York Stock Exchange and the Pacific Exchange. We had a market capitalization of approximately Php95,647 million (US$1,787 million) as of June 30, 2003, representing one of the largest market capitalizations among Philippine-listed companies. For the year ended December 31, 2002, we had consolidated revenues, net loss and EBITDA of Php95,540 million (US$1,794 million), Php4,477 million (US$84 million) and Php29,555 million (US$555 million), respectively. See footnote 5 to the selected financial data table in “Item 3. Key Information — Selected Financial Data” for a quantitative reconciliation of EBITDA on a consolidated basis to income (loss) before minority interest in net income (losses) of consolidated subsidiaries.

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is (632) 816-8024. Our website address is www.pldt.com.ph. The contents of our website are not a part of this annual report.

Historical Background and Development

PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under the amended Articles of Incorporation, the term of PLDT is limited to 2028. In 1967, General Telephone and Electronics Corporation (a major stockholder since PLDT’s incorporation) sold its effective control of PLDT to a consortium of Filipino businessmen. In 1981, in furtherance of the then-existing policy of the Philippine Government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. During 1998, First Pacific, through its Philippine and other affiliates, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications became PLDT’s strategic partner with a 15% economic and voting interest in the issued common capital stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart.

PLDT’s original franchise, which was granted in 1928, was last amended in 1991 to extend PLDT’s franchise until 2028. The amended franchise (Republic Act No. 7082), which became effective on August 24, 1991, also broadened PLDT’s franchise to permit PLDT to provide virtually every type of telecommunications service. PLDT’s franchise covers the business of providing basic and enhanced telecommunications services in and between the provinces, cities and municipalities in the Philippines and between the Philippines and other countries and territories including mobile, cellular, wired or wireless telecommunications system, fiber optics, multi-channel transmission distribution systems and their value-added services such as but not limited to transmission of voice, data, facsimile, control signals, audio and video, information services bureau and all other telecommunications systems technologies, as are at present available or can be made available through technical advances or innovations in the future. See “Item 8. Financial Information — Legal Proceedings — Quo Warranto Action” for information regarding legal proceedings initiated by the Solicitor General with respect to PLDT’s franchise.

PLDT has made significant investments for the upgrade and expansion of its fixed line business in the mid- to late-90’s when the Philippine government liberalized the telecommunications industry. Presently, PLDT has the most extensive fixed line access network in the country supported by a 5,400-kilometer domestic fiber optic backbone and digital microwave backbone. Since 2000, PLDT’s capital expenditures have been focused on the expansion of its transmission and data network capacities as well as the maintenance of its network and other computerization and support projects. In addition, Smart has implemented an extensive deployment program for its GSM network since the launch of its GSM service in 1999 to meet the growing demand for GSM cellular service. As of the first quarter of 2003, Smart’s digital network consists of 29 switching centers and 2,953 base stations covering 829 cities and municipalities.

On a consolidated basis, capital expenditures amounted to Php27,109 million, Php30,554 million and Php14,699 million in 2000, 2001 and 2002, respectively. Of these amounts, Php11,520 million, Php9,685 million and Php6,932 million were attributable to PLDT, while Php14,672 million, Php18,990 million and Php6,319 million were spent by Smart for 2000, 2001 and 2002, respectively. The remaining balance of Php917 million, Php1,879 million, and Php1,448 million were spent by our other subsidiaries, principally ePLDT, in 2000, 2001, 2002, respectively.

Organization

Our two largest stockholders are First Pacific, a Hong Kong-based investment and management company engaged in consumer, telecommunications and property businesses, which, through its Philippine and other affiliates, beneficially owns 31.4% of our common stock, and NTT Communications, a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation of Japan, which beneficially owns 14.9% of our common stock.

PLDT and the following subsidiaries were all incorporated in the Philippines, except for PLDT Global, which was incorporated in the British Virgin Islands:

Name of Investee	Principal Activity	Percentage of Ownership
		2000	2001	2002

Fixed Line
Clark Telecom	Telecommunications services	100.0	100.0	100.0
Subic Telecom	Telecommunications services	60.0	100.0	100.0
Smart-NTT Multimedia, Inc.	Data and network services	100.0	100.0	100.0
PLDT Global and subsidiaries	Telecommunications services	—	100.0	100.0
MaraTel	Telecommunications services	—	92.3	97.5

Wireless
Smart and subsidiaries	Cellular mobile services	100.0	100.0	100.0
Telesat	Satellite communications services	94.4	94.4	94.4
ACeS Philippines	Satellite phone services	88.5	88.5	88.5
Mabuhay Satellite	Satellite communications services	67.0	67.0	67.0
Piltel and subsidiaries	Cellular mobile and telecommunications services	57.6	45.3	45.3

Information and Communications Technology
ePLDT and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0	100.0

Fixed Line

We are the leading fixed line operator in the Philippines and the only company providing fixed line telecommunications service throughout the country. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network, and miscellaneous services. As of March 31, 2003, we had fixed lines in service of approximately 2.1 million, which remained relatively unchanged as compared to December 31, 2002. Revenues from our fixed line services accounted for 51% of our consolidated operating revenues for the year ended December 31, 2002.

We have a 5,400-kilometer long digital fiber optic backbone, which is supported by an extensive digital microwave backbone. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area. Our network offers the country's most extensive connections to international networks through three international gateway switching exchanges, satellite systems and various regional submarine cable systems in which we have interests.

With a view to increasing fixed line revenues, we have recently introduced several new fixed line services, including Telesulit, a prepaid fixed line service, as well as new data and other network services, such as Shops.work, a network solution that allows electronic linking of retail stores; Brains, an integrated data network solutions package; and Hype, a two-way fixed line texting service.

Wireless

We provide cellular, satellite, VSAT and other services through our wireless business segment. Revenues from our wireless services accounted for 48% of our consolidated operating revenues for the year ended December 31, 2002.

We provide our cellular services through Smart and Piltel. Piltel offers cellular services using Smart’s GSM network under a revenue sharing agreement, acting principally as a reseller of Smart’s digital GSM capacity under its own branding and pricing strategy for voice and text messaging services. Our cellular services accounted for about 99% of our wireless business revenues in the year ended December 31, 2002. Smart is the leading cellular service provider in the Philippines, with approximately 7.4 million subscribers as of March 31, 2003, an increase of 8% from 6.8 million subscribers as of December 31, 2002, representing a market share of 45%. Piltel had approximately 2 million subscribers as of March 31, 2003, an increase of 12% from 1.8 million as of December 31, 2002, representing a market share of 12%. In the year ended December 31, 2002, the combined number of Smart’s and Piltel’s subscriber increased by 2.2 million, representing 58% of all cellular subscribers added by Philippines cellular operators in that period. In the three months ended March 31, 2003, Smart added 564,000 subscribers and Piltel added 205,000 subscribers. Since 2000, the aggregate number of Smart’s and Piltel’s cellular subscribers has outnumbered our fixed line subscribers. As of March 31, 2003, the combined subscribers of Smart and Piltel outnumbered our fixed line subscribers by more than 4 to 1. As of March 31, 2003, Smart and Piltel had the largest and third largest cellular subscriber bases, respectively, in the Philippines.

Smart's and Piltel's cellular subscriber gains were predominantly attributable to their prepaid GSM services, which Smart introduced in September 1999 and Piltel introduced in April 2000. Approximately 98% of Smart's and Piltel’s combined subscribers were prepaid as of March 31, 2003. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market. The growth in our prepaid service has enabled us to increase and broaden our subscriber base rapidly while controlling credit risk and reducing billing and administrative costs on a per-subscriber basis.

Cellular revenues are derived mainly from various voice and data services and sales of handsets and phone kits. Usage revenues, which comprise all voice and SMS and text-related services, contributed 67% of total cellular revenues in 2002 while the balance of 33% is generated from handset and phone kit sales associated with new subscriber activations.

Our cellular subscriber growth has also been driven by SMS, a text messaging service on GSM networks, which was introduced in 1999. SMS is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. SMS has contributed significantly to the continued growth of our cellular data service revenues. During 2002, our SMS system handled 19,558 million outbound messages, an increase of 39% compared to 14,055 million outbound messages handled during 2001. During the first quarter of 2003, the volume of outbound messages handled by our SMS system was 6,069 million, a 35% increase over the 4,481 million outbound messages handled during the same period in 2002.

As of March 31, 2003, Smart's digital GSM network had 29 switching centers and 2,953 base stations covering 829 cities and municipalities, up from 2,777 base stations as of December 31, 2002, which covered 807 cities and municipalities. Piltel’s prepaid GSM service, Talk 'N Text, is also supported on this network.

Information and Communications Technology

We conduct our information and communications technology businesses through our wholly owned subsidiary ePLDT, which was incorporated in August 2000 and commenced commercial operations in February 2001. ePLDT is a broad based integrated information and communications technology company, focusing on infrastructure and solutions for Internet applications, Internet protocol based solutions and multimedia content delivery. ePLDT’s principal activities are:

  the operation of an Internet data center under the brand name Vitro™;

  two wholly owned call centers, Vocativ and Parlance; and

  Infocom, an ISP.

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, as described in “— Business — Information and Communications Technology — Infrastructure and Services — Other Investments” below.

As a new business, revenues from our information and communications technology services accounted for less than 1% of our consolidated operating revenues in 2002.

Strengths

We believe our business is characterized by the following competitive strengths:

  Recognized Brands. PLDT and Smart are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for over 70 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. Piltel's Talk 'N Text brand, which is provided using Smart’s GSM network, has also gained significant recognition.

  Leading Market Shares. With over 11 million subscribers as of March 31, 2003, we have the leading market position in both the fixed line and cellular markets in the Philippines. ePLDT's subsidiary, Infocom, is one of the leading ISPs in the Philippines.

  Diversified Product Mix. We have reduced our dependence on our long distance business, which accounted for approximately 20% of our consolidated operating revenues in 2002, compared to 25% in 2001 and 38% in 2000. Our wireless business has become a significant revenue contributor, accounting for 48%, 41% and 26% of our total operating revenues in 2002, 2001 and 2000, respectively. We currently generate the balance of our operating revenues from a range of products, including local exchange services, and data and other network-based services.

  Advanced Integrated Network. With one of the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. We are enhancing the capabilities of our fixed line and wireless networks to allow us to better exploit this competitive strength and achieve higher levels of network efficiency in providing voice and data services.

  Innovative Products and Services. We have successfully introduced a number of innovative and award-winning cellular products and services, including Smart zedä, Smart Money, PureTxt 100, addict mobile and SmartLoad. We have likewise launched new fixed line services, including Telesulit, a prepaid fixed line service; Hype, a two-way fixed line texting service; and data and other network services such as Brains, a data network solutions package, and Shops.work, a network solution that allows electronic linking of retail stores.

  Strong Strategic Relationship. We have an important strategic relationship with NTT Communications. The technological support, international experience and management expertise made available to us through this strategic relationship enhance our market leadership and ability to provide and cross-sell a more complete range of products and services.

Strategy

The key elements of our business strategy are:

  Build on our leading positions in the fixed line and cellular businesses. We plan to build on our position as the leading provider of fixed line service in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost. We plan to build on our position as the leading wireless service provider in the Philippines by continuing to introduce new products and services to increase our subscribers' use of our network for both voice and data, as well as their reliance on our services. We also plan to further increase the capacity and expand the geographic reach of our cellular network as well as to improve our service quality and indoor coverage.

  Capitalize on our strength as an integrated provider of telecommunications services. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services between voice and data and fixed line and cellular. We are also lowering our costs by integrating the operations of our different businesses.

  Strengthen our leading position in the data transmission market. Recognizing the significant growth potential of data and other network services, including Internet-based services, and their increasing importance to PLDT's overall business strategy, we are emphasizing the development of our data and network business segment to address the needs of large corporations, small and medium-sized enterprises and retail customers. We have launched a variety of products and services, including digital leased lines, frame relay and other packet-based data services. We are progressively introducing asymmetric digital subscriber line, or ADSL, technology to our network.

  Strengthen our financial position. We are engaged in a number of initiatives to strengthen our financial position. We are working to increase our cash flow available for debt reduction by containing our operating costs, reducing capital expenditures and capping investments in subsidiaries. In December 2002 and June 2003, Smart paid cash dividends to PLDT. We will continue to seek dividend payments from Smart to supplement PLDT’s cash flows available for debt reduction.

Business

Fixed Line

We provide local exchange, international long distance, national long distance, data and other network and miscellaneous services under our fixed line business segment.

Local Exchange Service

Overview

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT. On August 31, 2000, Smart transferred its fixed line business to PLDT.

The following table summarizes key measures of PLDT's local exchange service segment as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002

Number of PLDT local exchange lines in service	1,915,985	2,075,109	2,092,539
Growth rate	9%	8%	1%
Number of PLDT employees	13,285	12,915	12,131
Number of local exchange lines in service per employee	144	161	172
Consolidated local exchange revenues (in millions)	Php18,739	Php21,470	Php23,390
Growth rate	19%	15%	9%
Local exchange revenues as a percentage of total operating revenues	30%	27%	24%

We also provide local exchange services through Clark Telecom, Subic Telecom, MaraTel and Piltel. Together, these subsidiaries account for approximately 1% of our total fixed lines in service.

We regularly introduce new products and services in an effort to increase our number of subscribers, improve our churn management efforts and minimize our credit risk exposure. Since 1999, PLDT has launched prepaid fixed line services under the brand names Teletipid and Telesulit, introduced additional value-added services, such as Caller ID and conference calling, and implemented initiatives aimed at increasing subscription in areas where we have excess capacity and reduced our installation fees, as described below under “— Rates.”

Launched in August 2000, Teletipid is the Philippines' first prepaid fixed line service. Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, Teletipid now forms an important part of PLDT’s overall churn and credit risk exposure management and subscriber retention strategy. In February 2002, PLDT launched a premium variant to Teletipid under the brand name Telesulit. As of December 31, 2002, we had 121,054 active Teletipid subscribers and 121,973 active Telesulit subscribers, which together represented 12% of our total fixed lines in service. For more information on Teletipid and Telesulit, see “Item 5. Operating and Financial Review and Prospects –– Results of Operations — 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — Local Exchange Service” and “— Results of Operations— 2001 Compared to 2000 — Consolidated Operating Revenues — Fixed Line — Local Exchange Service.”

As of March 31, 2003, PLDT had 2,087,237 fixed lines in service, of which 116,874 were active Teletipid subscribers and 134,411 were active Telesulit subscribers. The combined Teletipid and Telesulit subscribers represented 12% of our total fixed lines in service.

To attract new fixed line subscribers and retain existing ones, PLDT has introduced various value-added services such as Caller ID. Caller ID allows subscribers to identify callers by telephone number, and is now bundled at special rates with other value-added phone services, such as call waiting, call forwarding, 3-party conference calling and speed calling.

Rates

General. As of December 31, 2002, basic monthly charges for PLDT’s local exchange service in the Metropolitan Manila area were Php634 for a single-party residential line and Php1,321 for a single business line. Monthly charges vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Service connection charges are currently Php895 for residential customers and Php1,330 for business customers. These one-time charges are uniform throughout the country. Other than basic monthly charges, we do not charge our postpaid subscribers for local calls.

PLDT adjusts its monthly local exchange service rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to us by the NTC, PLDT is permitted to increase and are required to decrease these rates by 1% for every Php0.10 change in the exchange rate relative to a base exchange rate of Php11 to US$1. During 2002, PLDT implemented 13 upward and six downward adjustments in our monthly local exchange service rates.

PLDT’s Teletipid and Telesulit customers do not pay a basic monthly charge but are charged on usage. Initially, the rate for local calls charged to our Teletipid customers was Php0.50 per minute but was increased to Php1.00 per minute, effective May 1, 2002. The rate for local calls charged to our Telesulit customers was also increased from an initial rate of Php0.75 per minute to Php1.00 per minute, effective February 1, 2003. The international and national long distance rates PLDT charges to its Teletipid and Telesulit customers are similar to the rates it charges its postpaid customers. For a description of these rates, see "— International Long Distance Service — Rates" and "— National Long Distance Service — Rates." Teletipid phone kits are sold for Php1,700 per unit, inclusive of Php300 worth of pre-stored call credits, while Telesulit phone kits are sold for Php1,900 per unit, inclusive of Php500 worth of pre-stored call credits.

Effective January 1, 2003, calls originating from cellular subscribers are charged a termination rate of Php2.50 per minute, an increase from the previous rate of Php2.00 per minute, which will further increase to Php3.00 per minute effective January 1, 2004.

International Long Distance Service

Overview

Our international long distance service consists of voice and packet-based voice services that go through our international gateway facilities. We also generate international long distance revenues through access charges paid to us by other Philippine telecommunications carriers for incoming international voice calls that terminate to our local exchange network. Our subsidiary, Subic Telecom, also provides international long distance services through its own international gateway facility. Our packet-based voice services are transmitted over our existing traditional circuits, the voice over Internet protocol, or VOIP, the network of a consortium of dominant carriers in Asia, and the asynchronous transfer mode, or ATM, Internet protocol global backbone of our wholly-owned subsidiary, PLDT Global.

The following table shows certain information about our international long distance business as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002

Total PLDT call volumes (million minutes)(1)	2,378	2,814	2,576
Growth rate	103%	18%	(8%)
Inbound call volumes (million minutes)	2,237	2,648	2,409
Growth rate	115%	18%	(9%)
Outbound call volumes (million minutes)	141	165	167
Growth rate	5%	17%	1%
Inbound-outbound call ratio	15.8:1	16.0:1	14.4:1
Consolidated international long distance revenues (in millions)	Php13,226	Php11,544	Php10,957
Growth rate	(11%)	(13%)	(5%)
International long distance revenues as a percentage of total operating revenues	21%	15%	11%

_____________

(1)    Call volumes for the years ended December 31, 2000 and 2001 have been restated to conform with our 2002 financial statement presentation which includes interconnection traffic.

International long distance service historically was our major source of revenue. However, due to the steep decline in inbound termination rates and collection rates and intense competition, revenues derived from our international long distance service have been declining through the end of 2002. We adopted a two-pronged initiative in early 2000 with respect to inbound international service to try to address this issue. First, we lowered our termination rates at that time to market level to recapture market share from our competitors. Second, we intensified our efforts to identify and contain operators that use illegal bypass route calls to the Philippines through more effective monitoring of our international trunks and leased lines. International simple resale operation occurs when a company rents an international leased line from a Philippine international gateway operator, aggregates traffic outside the Philippines and carries and terminates this traffic at the public switch telephone network in the Philippines. International simple resale can be used to bypass the local access charge system and is illegal in the Philippines.

Since 2001, we have become more selective in accepting incoming traffic from some carriers, particularly second and third tier international carriers. In addition, we adopted a policy in 2001 requiring prepayment from certain second and third tier international carriers as a prerequisite for accepting their incoming traffic. For a description of this policy, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — International Long Distance Service."

We are also pursuing a number of other initiatives to further strengthen our inbound business. We earn incremental revenues from foreign carriers by using our fiber optic submarine cable capacity to offer least cost call routing and regional hubbing. We also provide "carrier's carrier service" to new and emerging domestic and foreign service providers, including transit service that enables carriers to complete calls to countries to which they do not have a direct connection, and Internet telephony. We have formed PLDT Global to establish our presence in several countries in North America, Europe and Asia. Through arrangements with local carriers in these countries, we aggregate inbound call traffic to the Philippines at our points of presence and, using our capacity in submarine cable systems connected to each point of presence, transmit calls to our network. We believe this strategy will help us mitigate the effect of rapidly declining accounting and settlement rates for inbound traffic, maximize the use of our existing international facilities, collect inbound international traffic at their sources and develop alternative sources of revenues such as carrying traffic without routing through the Philippines.

To stimulate call volume growth and prevent further erosion in our share of outbound international call traffic, we have introduced a number of marketing initiatives, including substantial cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for some customers.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2000, 2001 and 2002:

	Net Settlement
	Years Ended December 31,
	2000	2001	2002
	(in millions)

United States	US$107	US$82	US$68
Japan	22	23	16
Australia	9	18	5
Saudi Arabia	12	7	5
Canada	15	10	7
Hong Kong	5	7	3
Taiwan	1	3	6
Singapore	1	1	1
Others	30	49	75
Total	US$202	US$200	US$186

Rates

We adopted the U.S. FCC benchmark accounting rate of US$0.38 per minute for inbound international calls on January 1, 2000, which represented a settlement rate of US$0.19 per minute for international long distance traffic between the Philippines and the United States. Adopting the U.S. FCC benchmark accounting rate one year ahead of the target date of January 1, 2001 allowed us pricing flexibility for inbound call traffic. This pricing flexibility enabled us to compete more effectively in the U.S.-Philippine telecommunications market. Our termination rates for inbound calls from the United States have continued to decline through the end of 2002 to levels below the U.S. FCC benchmark accounting rate. Termination rates for inbound calls from other countries have also been declining generally. As of December 31, 2002, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. PLDT increased termination rates with carriers accounting for a substantial portion of its international inbound traffic terminating on its fixed line network to US$0.12 per minute effective February 1, 2003.

On March 10, 2003, the International Bureau of the U.S. FCC issued an Order on petitions filed separately by AT&T and MCI requiring all U.S. carriers providing direct facilities-based service on the U.S.-Philippines route to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issues a public notice that AT&T’s circuits on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.- international routes approved for the provision of International Simple Resale. In response to the Order of the International Bureau of the U.S. FCC, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.” On April 9, 2003, we filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order. Our revenues derived from international long distance calls have not been materially adversely affected by the Order of the International Bureau of the U.S. FCC because most of the facilities-based traffic originating in the United States is being re-routed through circuits of third parties not subject to the Order. See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Our results of operations have been, and may continue to be, adversely affected by lower U.S. dollar revenues caused by declining international termination rates and competition in international long distance service”, “Item 5. Operating and Financial Review and Prospects — Other Information — U.S. FCC Proceeding on Termination Rates”, “Item 8. Financial Information — Legal Proceedings — U.S. FCC Proceeding on Termination Rates” and Note 28 to our financial statements in Item 18 for further discussion.

Effective February 2001, PLDT reduced its IDD rates for retail customers from US$0.49 per minute for off-peak hours and US$0.69 per minute for peak hours to a flat rate for retail customers of US$0.40 per minute applicable to all call destinations at any time and any day of the week. Additionally, in November 2001, PLDT introduced Budget Card, a prepaid call card offering a reduced IDD rate of US$0.24 per minute for calls to the United States, Canada and Hawaii. Budget Cards are sold in a denomination of Php200, which must be used within 24 hours of activation.

National Long Distance Service

Overview

Our national long distance services are provided primarily through PLDT. This service consists of voice services for calls made by our fixed line customers outside of their local service areas within the Philippines and access charges paid to us by other telecommunications carriers for calls carried through our backbone network and/or terminating to our fixed line customers.

The following table shows our national long distance call volumes and revenues as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002

Total PLDT call volumes (million minutes)	3,255	2,756	2,145
Growth rate	15%	(15%)	(22%)
Consolidated national long distance revenues (in millions)	Php10,453	Php8,367	Php8,191
Growth rate	5%	(20%)	(2%)
National long distance revenue as a percentage of total operating revenues	17%	10%	9%

Cellular substitution and the widespread availability and growing popularity of alternative, more economical, non-voice means of communications, particularly e-mail and cellular text messaging, have negatively affected our national long distance call volumes. The integration of some of our local exchanges into a single local calling area effective August 2000, as mandated by the NTC, has also negatively affected our national long distance call volumes, and consequently, our revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

The technological changes we made from analog to digital switches has enabled us to increase data speed over our telephone lines and to shift customers from operator-assisted long distance service to lower-cost direct dialing service. As a result, a substantial number of our national long distance calls have been direct-dialed calls. Operator-assisted calls are charged based on a minimum of three minutes plus operator charges, while direct-dialed calls are charged on a less costly per minute basis.

In 2001, we launched PLDT Premium Phone Services, which allow customers to choose from a range of service applications, such as appointment-booking services for select embassies (including, among others, the U.S. and Australian embassies in the Philippines), spiritual and love counseling, joining television-based game shows, celebrity chatting, downloading and sending of ringtones and logos, televoting, job postings, and myMusic, a music entertainment line to various popular artists. PLDT charges a minimum of Php10 per minute for these premium phone services.

Rates

Rates for national long distance calls are based on time, distance and type of service, such as whether the call is operator-assisted or direct-dialed. In the latter part of 2001, PLDT simplified its rates for calls to fixed line subscribers and for those terminating to cellular subscribers resulting in an overall rate increase. For calls terminating to fixed line subscribers, the applicable rates from January to November 1, 2001 ranged from Php3.00 to Php5.00 per minute, depending on distance and time of call. In line with its move towards rate simplification, PLDT simplified these rates to a flat rate of Php4.50 per minute effective November 2, 2001. At the same time, PLDT simplified its rates for calls terminating to cellular subscribers from a range of Php10.00 to Php16.00 per minute to a uniform rate of Php13.75 per minute. Effective March 1, 2003, PLDT increased the rate for calls terminating to other local exchange carriers from a flat rate of Php4.50 per minute to Php5.00 per minute. Through rate simplification, we aim to simplify our tariff structure in order to enhance the competitiveness of our products and services and increase our operating efficiencies.

In 2001, PLDT entered into new interconnection agreements with local exchange carriers and cellular operators. In May 2001, PLDT entered into a new interconnection arrangement with the majority of other local exchange carriers, pursuant to which the originating carrier pays (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network and (2) an access charge of Php1.00 per minute to the terminating carrier. In addition, effective January 2002, access charges being paid by PLDT to cellular operators were reduced to Php4.50 per minute from Php6.50 per minute it paid for the period from July to December 2001. Prior to July 2001, PLDT was paying access charges ranging from a low of Php7.69 per minute to a high of Php10.94 per minute for calls terminating to cellular subscribers, depending on whether the calls were local or long distance. We adopted simplified pricing plans and amended our interconnection agreements with cellular operators with a view to maximizing revenues of our national long distance service. PLDT still maintains revenue-sharing arrangements with a few other local exchange carriers, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity. For more information on these interconnection arrangements, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — National Long Distance Service."

Data and Other Network Services

Recognizing the growth potential of data and other network services, including Internet-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on this service segment. In 2002 and 2001, this segment registered the highest percentage growth in revenues among our fixed line services.

The upgrading of our network in recent years through the completion of our domestic fiber optic backbone has enabled us to offer a growing range of value-added and broadband services. With this and other technological upgrades, our infrastructure is being developed from a traditional voice facility to a new packet-switched and Internet-based network that allows faster transmission of voice, video and data. Data services we currently provide include:

  traditional bandwidth service — high-speed point-to-point domestic and international digital leased line services;

  broadband/packet-based/Internet protocol-based services — frame relay, ATM, Internet protocol virtual private network, or IP-VPN, digital subscriber line, or DSL, Internet gateway and wholesale digital signal level 3, or DS3; and

  other packet-based switching services — Datapac and integrated services digital network, or ISDN.

The foregoing services are used for the following:

  domestic and international communication;

  broadband data transmission services that transmit data over a range of frequencies and/or bandwidth into several narrower bands;

  Internet exchange services that provide ISPs with a primary connection to the global Internet to exchange local traffic generated within the Philippines;

  private networking services that use the public Internet as a backbone for private interconnection between different locations;

  switch-based services, provided through a fixed bandwidth transmission facility, that allow establishment of a dedicated connection for the duration of the call; and

  international packet-based services, provided through bilateral arrangements and global alliances that integrate voice, video and data.

We continue to broaden our service offerings with the launch of new services and expansion or enhancement of some of the existing ones.

In March 2001, PLDT launched Remote Access Service, offering customers in the Philippines outsourced dial-up access to their local area networks and head offices from remote locations using our servers. PLDT has installed remote access servers at our local central offices located in 17 key cities throughout the Philippines.

In April 2001, PLDT launched IP-VPN, a networking service incorporating multi-protocol label switching. This switching technology assigns a label to each packet of data before it is sent through the public Internet. The label contains information such as destination, precedence and VPN membership designed to prevent access to information by persons outside their virtual private network. In June 2001, we expanded the coverage of our IP-VPN service by making it available throughout Southeast Asia through ACASIA, a joint venture telecommunications company owned by PLDT, Singapore Telecom, Telekom Malaysia, Jabatan Telecom Brunei, CAT of Thailand and PT Indosat.

In 2001, PLDT substantially increased the capacity of our I-Gate network by 110 megabits per second to 155 megabits per second to meet increased demand for broadband Internet access. I-Gate is our Internet gateway service that provides high-speed access to the global Internet. With the activation in December 2001 of the Asia Pacific Cable Network 2, of which PLDT is a part owner, we have further increased I-Gate's capacity to 290 megabits per second as of October 31, 2002. By the end of 2002, we increased I-Gate’s capacity by 155 megabits per second, making it the biggest terrestrial Internet connection in the Philippines.

In the second half of 2001, PLDT accelerated the deployment of our DSL infrastructure to meet the growing demand for high-speed and dedicated Internet access. DSL is a broadband service that allows high-speed data transmission over ordinary (copper) telephone lines. PLDT’s DSL service is now available in Metro Manila and other key cities in the Philippines under the brand names PLDT DSL for corporate customers and myDSL for retail customers.

In May 2002, PLDT launched a pay-per-use dial-up Internet service under the brand name PLDT Vibe, which is available on a postpaid or prepaid basis to PLDT’s fixed line subscribers. Charges for this service are Php0.25 per minute for off-peak hours, which are from 10:01 p.m. to 6:00 a.m., and Php0.50 per minute for peak hours, which are from 6:01 a.m. to 10:00 p.m. With the launch of PLDT Vibe, PLDT now offers two residential Internet service packages targeting separate markets — PLDT Vibe for light to medium Internet users and myDSL broadband for heavy Internet users. As of December 31, 2002, the number of PLDT’s postpaid fixed line subscribers that signed up for PLDT Vibe was 60,878, while the number of subscribers to PLDT DSL and myDSL broadband service reached 10,896. As of March 31, 2003, the number of PLDT’s postpaid fixed line subscribers that signed up for PLDT Vibe was 72,263 while the number of subscribers to PLDT DSL and myDSL broadband service rose to 12,869 as of March 31, 2003.

In August 2002, PLDT launched Shops.work, a network solution that allows the electronic linking of retail stores providing, among others, sales and inventory reports, up-to-date and real-time monitoring of sales and inventory, and on-line access to head offices.

In March 2003, PLDT launched a number of data services, namely: Continuum, iView and Encompass, all under the Brains umbrella. Brains Continuum provides customers the ability to recover from service interruptions and offers network diversity, facility and hosting services in partnership with ePLDT. Brains iView enables customers to monitor the performance of their network, track bandwidth utilization patterns and identify the source of network problems. Brains Encompass provides a broad range of services for the customers’ managed networking needs, be it a wide area network or local area network.

In April 2003, PLDT introduced a full two-way fixed line text messaging service under the brand name Hype, which allows subscribers to send and receive text messages to and from landline and mobile phones, and is capable of international text messaging. Hype also allows subscribers to join TV network-based and new PLDT-initiated texting services.

Wireless

We provide cellular and satellite, VSAT and other services through our wireless business segment.

Cellular Service

Overview

Our cellular business, which we provide through Smart and Piltel, is focused on providing products and services using our digital GSM network, including products and services based on SMS technology, such as Smart zed™ and Smart Money. Piltel’s GSM prepaid service, Talk 'N Text, is also supported on Smart’s GSM network.

The following table summarizes key measures of our cellular business as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002
Cellular subscriber base	3,515,293	6,368,850	8,599,306
Smart	2,858,479	4,893,844	6,825,686
GSM	2,331,005	4,641,666	6,825,686
Prepaid	2,263,322	4,569,616	6,649,038
Postpaid	67,683	72,050	176,648
Analog/ETACS (1)	527,474	252,178	—
Prepaid(2)	282,529	87,429	—
Postpaid	244,945	164,749	—
Piltel	656,814	1,475,006	1,773,620
GSM—Prepaid(3)	368,578	1,329,326	1,773,620
Analog/CDMA(1)	288,236	145,680	—
Prepaid	200,042	76,473	—
Postpaid	88,194	69,207	—
Growth rate of cellular subscribers	137%	77%	38%
Smart	179%	71%	39%
GSM	1,119%	99%	47%
Analog/ETACS	(37%)	(52%)	(100%)
Piltel	44%	225%	20%
GSM—Prepaid(3)	100%	361%	33%
Analog/CDMA	(37%)	51%	(100%)
Cellular revenues (in millions)	Php15,576	Php31,627	Php45,375
Usage(4)	11,840	20,157	30,483
Others(5)	3,736	11,470	14,892
Percentage of cellular revenues to total operating revenues	25%	40%	47%

_____________

(1)       In December 2002, Smart closed down its analog/ETACS network. In 2001 and 2002, Piltel recognized impairment losses in respect of its AMPS/CDMA network.

(2)       Prior to October 2000, Smart's prepaid analog subscribers were classified as inactive if they had not reloaded for at least three months. In October 2000, Smart changed its disconnection policy with respect to prepaid analog subscribers, eliminating the "inactive" classification and adopting the same disconnection periods applicable to its prepaid GSM subscribers.

(3)       Represents Talk ‘N Text, a prepaid GSM service provided by Piltel using Smart’s GSM network. Piltel's GSM revenue is net of service fees payable to Smart for using Smart's GSM network. Piltel does not offer postpaid GSM service.

(4)       Refers to GSM and analog voice and data revenues.

(5)       Includes handset, phone kit and other non-usage revenues.

Service Plans. We market nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile and Talk 'N Text.

Smart Buddy is a prepaid service while Smart Gold and addict mobile are postpaid services. These three services are provided through Smart’s digital GSM network. Of Smart's total cellular subscribers as of December 31, 2002, 97% were Smart Buddy prepaid subscribers and 3% were Smart Gold postpaid subscribers. addict mobile was introduced in April 2003. Talk 'N Text is a prepaid service provided using Smart’s GSM network marketed by Piltel pursuant to a facilities service agreement between Smart and Piltel. Before Smart decommissioned its analog enhanced total access communications system, or ETACS, network in December 2002, it had also offered analog prepaid and postpaid services under the brand names BillCrusher and PriceBuster, respectively. Prior to 2002, Piltel had also offered analog prepaid and postpaid services under the brand names Phone Pal and Mobiline, respectively.

As of December 31, 2002 and March 31, 2003, Smart’s and Piltel’s combined cellular subscribers reached 8,599,306 and 9,368,513, respectively. As a result, the aggregate of Smart’s and Piltel’s cellular subscribers has outnumbered our fixed line subscribers since 2000. As of December 31, 2002, the combined subscribers of Smart and Piltel outnumbered our fixed line subscribers by more than 4 to 1. As of December 31, 2002, Smart had 6,825,686 subscribers, of which 6,649,038 were Smart Buddy prepaid subscribers and 176,648 were Smart Gold postpaid subscribers. Smart’s prepaid and postpaid subscribers increased to 7,176,196 and 213,611, respectively, for a total of 7,389,807 subscribers, as of March 31, 2003. As of December 31, 2002 and March 31, 2003, Piltel’s Talk 'N Text subscribers reached 1,773,620 and 1,978,706, respectively. Piltel does not offer postpaid GSM service.

SMS and Other Value-added Services. Our cellular subscriber growth has been driven by SMS, a text messaging service on GSM networks, which was introduced in 1999. SMS is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and cost-efficient alternative to voice and e-mail based communications. Strong volume growth in SMS contributed significantly to our cellular revenue growth in 2002. The total volume of outbound messages handled by our SMS system during 2002 increased by 39% to 19,558 million from 14,055 million outbound messages handled during 2001. During the first quarter of 2003, our SMS system handled 6,070 million outbound messages, a 35% increase over the 4,481 million outbound messages handled during the same period in 2002.

Our value-added services are primarily based on SMS technology. We offer value-added services such as voice mail, information-on-demand, which is a service that allows subscribers to order information from our content providers whenever desired, mobile banking and TextMail, which is a service that allows subscribers to send and receive text messages through their personal computers, and location-based services. Since 2000, we have launched the following major value-added cellular services:

  Smart zed™, a partnership with international cellular operator Sonera zed Ltd. of Finland, enables subscribers to personalize their information requirements not only as to the types of information required but also when the information is required. Sonera zed Ltd. has introduced a single platform that provides access to local and global information through SMS or wireless application protocol;

  Mobile Banking, launched in collaboration with various banks, allows subscribers to execute banking transactions, such as balance inquiries and transfers, over their mobile telephones; and

  Smart Money, launched in conjunction with MasterCard, enables subscribers to pay for their purchases by transferring money from their bank accounts to their Smart Money cards as well as reload their prepaid cards electronically.

Value added services offered through Talk 'N Text include group text messaging, or Team TEXT, balance inquiry via text, cell-to-cell instant reload that enables subscribers to reload their accounts through their handsets, and information-on-demand through the zed™ service.

Smart and Piltel have a number of interactive activities, such as text games and chat services, developed on their own platforms.

Smart Money was cited as the "Best Product Innovation" by MasterCard International and the "Most Innovative GSM Wireless Service for Customers" at the 3rd GSM World Congress held in Cannes, France, in March 2001.

Due to the high level of SMS usage, we believe that the Philippine market is well-suited for text-based informational and e-commerce services. Our current approach is to continue maximizing our GSM, or 2G, services. We also offer General Packet Radio Service, or GPRS or 2.5G, to service increased demand for bandwidth-intensive applications. GPRS allows data transfer at an average speed of up to 115 kilobits per second. In addition, we are in the process of upgrading our network to Enhanced Data rates for GSM Evolution, or EDGE. EDGE is a technology that would further increase the speed and data capability of our GSM network.

Rates

Smart Buddy and Piltel’s Talk ‘N Text prepaid cards are sold in denominations of Php300, Php500 and Php1,000, which include 33, 83 and 250 free SMS text messages, respectively. The stored value of a prepaid card remains valid for a period of two months from the time a subscriber activates the card. On May 11, 2003, Smart Buddy and Talk 'N Text launched SmartLoad, an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to Smart Buddy and Talk ‘N Text subscribers. These “over-the-air” reloads, which have both voice and text functions, are packaged in smaller denominations of Php30, Php60 and Php115, but have shorter validity periods of 3 days, 6 days and 12 days, respectively. We had also previously offered PureTxt 100, a Php100-denominated prepaid card offering a text-only service designed as an alternative for Smart Buddy and Talk 'N Text subscribers who may have temporarily been unable to afford the Php300-denominated card. PureTxt 100 cards came with a free allocation of ten text messages and were valid for one month. Like PureTxt 100, we believe that SmartLoad will encourage subscribers to stay within our network, instead of churning and re-subscribing at a later time. We have ceased the production and sale of PureTxt 100 cards in anticipation that our PureTxt subscribers will eventually avail of SmartLoad.

The peak hour air time rate for Smart Buddy subscribers is Php8.00 per minute, while the off-peak hour air time rate is Php4.00 per minute. Charges for national direct dial services for Smart Buddy subscribers are as follows: for calls within the same island Php11.00 per minute for peak hours and Php7.00 per minute for off-peak hours, for calls between Luzon and Visayas and between Visayas and Mindanao Php12.00 per minute for peak hours and Php8.00 per minute for off-peak hours, and for calls between Luzon and Mindanao Php13.00 per minute for peak hours and Php9.00 per minute for off-peak hours. As described under “Item 5. Operating and Financial Review and Prospects — Results of Operations — 2001 Compared to 2000 — Consolidated Operating Revenues — Wireless — Cellular Service” on September 15, 2001 and January 1, 2002, Smart reduced its free text message allocations to subscribers by a total two-thirds of the previous free text message allocations.

Talk 'N Text subscribers are charged Php6.50 per minute for local and cell-to-cell calls and for national direct dial services, a peak-hour rate of Php12.00 per minute and an off-peak hour rate of Php8.00 per minute, regardless of destination.

Prior to January 1, 2002, Smart Gold offered the following monthly air time plans: Php600, Php1,200, Php1,800, Php3,000 and Php4,000. Subscribers who enrolled in these plans prior to January 1, 2002 remained on these plans following introduction of the plans described below.

Smart Gold subscribers may choose from any of the subscription plans set forth in the table below:

Plan	Free SMS Text Messages(1)	Free Air time (in minutes)	Monthly Service Fee (in pesos)(2)	Rate for SMS Text Messages (pesos per message)	Smart to Smart Call Rate (Peak/Off Peak) (pesos per minute)(3)	Smart to Fixed Line/Other Cellular Local Call Rate (Peak/Off Peak) (pesos per minute(4)	NDD Rate (Peak/Off Peak) (pesos per minute)(5)	NDD Rate (Peak/Off Peak) (pesos per minute)(6)

Gold Rave	500	20	500	1.00	7.50/3.00	8.00/4.00	11.00/7.00	9.50/5.00
Gold Standard	225	85	600	1.00	7.00/3.00	7.50/4.00	10.50/7.00	9.00/5.00
Gold Pick	350	100	800	1.00	7.00/3.00	7.50/4.00	10.50/7.00	9.00/5.00
Gold Choice	390	235	1,335	0.50	6.50/2.00	7.00/4.00	10.00/6.00	8.50/4.00
Gold Select	500	390	1,995	0.50	5.00/2.00	6.50/4.00	9.50/6.00	7.00/4.00
Gold Premium	800	600	2,665	0.50	4.00/2.00	5.00/4.00	8.00/6.00	6.00/4.00
Gold Elite	650	750	3,500	0.50	4.00/2.00	5.00/4.00	8.00/7.00	6.00/4.00

_____________

(1)     Applies only to point-to-point text messages sent within Smart's network and does not apply to SMS-based value-added services.

(2)     The monthly service fees may be applied to any local, international long distance or national long distance call, or any text, Smart zedä, voice mail or international roaming service.

(3)     Air time rates for local calls made to other Smart GSM subscribers.

(4)     Air time rates for local calls made to fixed lines and cellular subscribers of other carriers.

(5)     For Visayas, Mindanao and Luzon, excluding radius covering Bulacan, Cavite, Laguna-San Pedro and Rizal.

(6)     For radius covering Bulacan, Cavite, Laguna-San Pedro and Rizal.

On April 17, 2003, Smart began offering the following postpaid plans under the addict mobile brand.

Plan	Addict Credits (in pesos)	Free Air time (in minutes)	Monthly Service Fee (in pesos)	Rate for SMS Text Messages (pesos per message)	Smart to Smart Call Rate (Peak/Off Peak) (pesos per minute)	Smart to Fixed Line/Other Cellular Local Call Rate (Peak/Off Peak) (pesos per minute)	NDD Rate (Peak/Off Peak) (pesos per minute)	NDD Rate (Peak/Off Peak) (pesos per minute)

addict 500	500	20	500	1.00	7.50/3.00	8.00/4.00	11.00/7.00	9.50/5.00
addict 600	300	85	600	1.00	7.00/3.00	7.50/4.00	10.50/7.00	9.00/5.00
addict 800	450	100	800	1.00	7.00/3.00	7.50/4.00	10.50/7.00	9.00/5.00
addict 1335	550	235	1,335	0.50	6.50/2.00	7.00/4.00	10.00/6.00	8.50/4.00
addict 1995	700	390	1,995	0.50	5.00/2.00	6.50/4.00	9.50/6.00	7.00/4.00
addict 2665	850	600	2,665	0.50	4.00/2.00	5.00/4.00	8.00/6.00	6.00/4.00
addict 3500	950	750	3,500	0.50	4.00/2.00	5.00/4.00	8.00/7.00	6.00/4.00

Smart is permitted to adjust its cellular air time and national direct dial rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to Smart by the NTC, Smart is permitted to increase and is required to decrease its air time and national direct dial rates by 1% for every Php0.25 change in the exchange rate relative to a base rate of Php24.726 = US$1.00. However, Smart has not implemented any foreign currency adjustments to its rates since November 4, 1998 because of the concern that increased rates may result in decreased usage by its subscribers.

Smart Buddy, Smart Gold and addict mobile subscribers pay an international direct dialing rate of US$0.40 per minute. This rate applies to 200 destinations, including the United States, Hong Kong, Japan, Singapore, the United Kingdom and the United Arab Emirates. Smart charges US$0.98 for 27 other destinations such as Afghanistan and Cuba and US$2.18 for another ten destinations such as East Timor and the Falkland Islands. Talk ‘N Text subscribers pay an international direct dialing rate of US$0.40 per minute to all 237 destinations.

Charges for point-to-point text messages beyond the allotted free text messages are as follows:

  for Smart Buddy and Talk 'N Text subscribers, Php1.00 per message; and

  for Smart Gold and addict mobile subscribers, Php0.50 or Php1.00 per message, depending on air time plan, as listed in the table above.

Smart and Talk ‘N Text subscribers pay for SMS-based value-added services, as follows:

  Php15.00 per message for international text for Smart Buddy and Talk ‘N Text subscribers and Php10.00 per message for international text for Smart Gold and addict mobile subscribers;

  Php2.50 per message for e-text and information-on-demand services, such as news, stock and entertainment updates;

  Php15.00 for downloading ringtones and logos; and

  Php2.50 per Mobile Banking and Smart Money transaction, such as balance inquiry and fund transfer.

For multimedia messaging service, or MMS, and wireless application protocol, or WAP, services, the charges are as follows:

  Php5.00 per person-to-person MMS still and animated images;

  Php15.00 per download of pictures, greeting cards, polyphonic ring tones and traffic shots;

  Php2.50 per transaction when surfing on the Smart WAP portal; and

Except for Mobile Banking and Smart Money, which it does not offer, Talk 'N Text charges the same rates for value- added services as those charged by Smart. For voice mail retrieval, Smart Buddy, Smart Gold and addict mobile subscribers are charged Php8.00 per minute during peak hours and Php4.00 per minute during off-peak hours. For voice mail retrieval, Talk 'N Text subscribers are charged a flat rate of Php4.00 per minute.

In addition to enjoying the same tariffs as Smart Gold subscribers, addict mobile subscribers are allowed to apply their allocated free credits on their choice of data and value-added services.

We sell our cellular services primarily through a network of independent dealers that generally have their own retail networks, direct sales forces and sub-dealers. These dealers include major distributors of cellular handsets. We currently have six dealers that carry out distribution throughout the Philippines. On December 1, 2002, Smart purchased the assets of Telecommunications Specialists, Inc., or TSI, a major dealer that used to account for more than half of our sales of prepaid air time cards, and integrated TSI’s employees following the acquisition. Account managers from our dealer sales force manage our dealer network and regularly update these dealers on our upcoming marketing strategies, promotional campaigns and product development. In addition, subscribers may reload their prepaid cards electronically using their handsets through Smart Money or “over-the-air” through SmartLoad.

For prepaid services, Smart and Piltel pay commissions to dealers for both prepaid phone kits and air time cards sold. Beginning August 1, 2002, Smart and Piltel reduced the maximum commission to dealers for prepaid phone kit sales from a range of Php1,000 to Php1,300 per unit sold paid in the form of prepaid “call and text” cards (depending on the volume purchased) to Php800 in cash per prepaid phone kit sold. An additional 1% rebate is given on cash purchases. Air time cards are sold to dealers at volume discounts determined by the value of the cards purchased by the dealers. Air time cards cannot be returned or refunded and normally expire within 6 to 12 months after release from the Smart and Piltel warehouse. For postpaid services, Smart pays dealer commissions based on the air time plan sold.

Satellite and VSAT

Overview

We currently provide satellite and VSAT services through Mabuhay Satellite and Telesat. ACeS Philippines, our satellite phone service provider, started to roll out fixed satellite terminals in the last quarter of 2001 and started commercial operations on January 1, 2002.

Mabuhay Satellite

We currently own 67% of Mabuhay Satellite, which is engaged in the control and operation of the Agila II satellite. Agila II, which is the Philippines' first communications satellite, commenced commercial operations in January 1998. Mabuhay Satellite leases satellite space segments in both the C and Ku bands on the Agila II. Through the Agila II, Mabuhay Satellite also offers Internet backbone access, video and data broadcasting, and bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region.

See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Investments” and Note 9 to our financial statements in Item 18 for a discussion of the re-measurement of our investment account in Mabuhay Satellite.

Telesat

We currently own 94.4% of Telesat, which operates a nationwide communications satellite network using VSAT technology. Telesat offers voice, facsimile and data transmission services throughout the Philippines, including areas that are underserved or unserved by local fixed line operators.

Using VSAT technology, we also provide the following services:

  point-to-multipoint data transmission services, usually for intercompany communication for corporate customers;

  private point-to-point service; and

  connectivity for the cell sites of our wireless network in outlying locations.

We lease transponder capacity on the Agila II to provide VSAT services.

ACeS Philippines

PLDT and Piltel currently own 88.5% and 11.5% , respectively, of ACeS Philippines, which commenced commercial operation on January 1, 2002 and operates telecommunications gateway equipment for fixed satellite phone services. ACeS Philippines owns approximately 20.23% of ACeS International Limited, or AIL, which aims to develop and implement a satellite-based communications system to provide services to users in the Asia-Pacific region through the Garuda I satellite. ACeS International Limited has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that will allow ACeS Philippines’ subscribers to access GSM terrestrial cellular systems in addition to the ACeS Philippines’ system.

In 2001, we made impairment provisions in respect of our investment in AIL and ground station equipment of ACeS Philippines in relation to the business of AIL, as described in “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Impairment of Long-Lived Assets” and Note 9 to our financial statements in Item 18 for a further discussion.

Revenue

Our satellite and VSAT service revenues consist of:

  lease payments from the rental of Mabuhay Satellite's C-band and Ku-band transponders;

  revenues generated from Telesat's nationwide satellite network; and

  revenues generated from ACeS Philippines’ satellite phone service.

Rates

Mabuhay Satellite leases its transponders to third parties at annual rates of US$1.4 million and US$0.8 million for its C-band and Ku-band transponders, respectively. Telesat provides its VSAT services on a cost plus mark-up basis. ACeS Philippines’ mobile subscribers are charged Php13.84 per minute for local and cell-to-cell calls and for national direct dial services while residential subscribers are charged a peak-hour rate of Php13.00 per minute and off-peak hour rate of Php8.00 per minute for domestic calls regardless of destination. For ACeS Philippines’ public calling offices, callers are charged Php4.50 and Php7.00 per minute for calls terminating on fixed line and cellular networks, respectively. Rates for international long distance calls depend on the country of termination, ranging from US$0.35 per minute for frequently called countries to US$0.85 per minute for less frequently called countries.

Information and Communications Technology

We conduct our information and communication technology businesses through our wholly-owned subsidiary, ePLDT, which was incorporated in August 2000 and commenced commercial operations in February 2001. ePLDT is a broad based integrated information and communications technology company, focusing on infrastructure and solutions for Internet applications, Internet protocol based solutions and multimedia content delivery. ePLDT’s principal business activities are:

  the operation of an Internet data center under the brand name Vitro™;

  two wholly-owned call centers, namely Vocativ and Parlance; and

  Infocom, an ISP.

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, as described in “–– Infrastructures and Services — Other Investments” below.

As a new business, revenues from our information and communications technology services accounted for less than 1% of our consolidated operating revenues in 2002.

Infrastructures and Services

Data Center

ePLDT's Vitro™ is one of the Philippines' first Internet data centers. The Philippine Board of Investments granted Vitro™ pioneer status, which entitles us to tax and other governmental incentives. Vitro™ is a CISCO-certified co-location service provider. Vitro™ provides co-location, web and server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection and Internet protocol security services, as well as firewall and managed firewall services.

Internet Service

In December 2001, we transferred to ePLDT our 99.6% interest in Infocom, one of the country's leading ISPs. Infocom offers consumer prepaid Internet access under the name WarpSpeed and postpaid Internet access; dedicated dial-up and multi-user dial-up corporate leased lines; broadband Internet access through DSL and cable; and website consulting, development and hosting.

Call Centers

ePLDT is focused on developing its call center services business, which capitalizes on our network resources and the availability of English-speaking labor in the Philippines. The call center service business is being undertaken through the following subsidiaries of ePLDT:

  Parlance, a wholly-owned subsidiary of ePLDT, which operates a dedicated call center facility capable of accommodating 520 seats. Pursuant to a guaranteed three-year contract with one of the largest direct-to-home satellite service providers in the United States, Parlance operates and manages the facility exclusively for its client to provide customer support and billing services. Parlance commenced commercial operations in June 2002;

  Vocativ, a wholly-owned subsidiary of ePLDT, which operates a call center facility capable of accommodating 500 seats, which can be expanded to 750 seats. Pursuant to a ten-year supplier-purchaser agreement with a global provider of customer relationship management services, Vocativ operates and manages the call center facility exclusively for this provider’s clients. Vocativ commenced commercial operations in April 2002; and

ePLDT sold its entire interest in Contact World on June 30, 2003. Contact World, a joint venture with Salmat Pty Limited of Australia, was 51%-owned by ePLDT. .

Other Investments

ePLDT also has investments in several other Internet-related businesses, including:

  100% interest in mySecureSign, Inc., which issues VeriSign digital certificates in the Philippines for e-commerce transactions;

  100%-owned subsidiary, iPlus Intelligent Network, Inc., which provides IT helpdesk/contact center solutions;

  20.5% interest in BayanTrade Dotcom, Inc., a business-to-business exchange established together with six of the Philippines' leading conglomerates;

  debt securities convertible into a 40% interest in Netopia, a leading branded chain of Internet cafes in the Philippines; and

  22.5% interest in convertible securities of Stradcom International Holdings, the parent company of Stradcom Corporation, which has an existing concession agreement with the Philippine government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems.

In addition, we hold convertible notes issued by Unilink Communications Corporation, or Unilink, which owns 100% of the shares of The Philippine Home Cable Holdings, Inc. or Home Cable, the Philippines' second largest cable television operator by subscriber number. The notes are convertible into shares of Unilink and/or exchangeable for shares of Home Cable. However, because Philippine law currently prohibits direct or indirect foreign ownership of equity in broadcast companies, we cannot convert or exchange our convertible notes into Unilink or Home Cable equity. We have contributed our convertible notes of Unilink to PLDT’s Beneficial Trust Fund in 2003. Mediaquest Holdings, Inc., a company wholly-owned by the beneficial trust fund of PLDT's employees, owns all of the shares of Unilink. Unilink has pledged all of its shares in Home Cable to a group of lenders as security for a loan of Home Cable. Home Cable defaulted on the payment of principal and interest due on December 6, 2001 under this loan and is currently engaged in efforts to restructure its debt. On April 10, 2002, the loan agent, at the request of a majority of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink's shares in Home Cable. In the event that Home Cable's lenders were to foreclose on Unilink's Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof, or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders' claims against Home Cable. As of the filing of this annual report, Home Cable is still in negotiations with its lenders to restructure its debt. As of December 31, 2001, we provided for an impairment charge against our investment in the Unilink convertible notes amounting to Php2,052 million due to an other than temporary decline in value.

On July 18, 2001, we entered into a master consolidation agreement pursuant to which a newly incorporated company, Beyond Cable, Inc., would hold all interests in Sky Cable and Home Cable. Completion of the transaction is subject to certain conditions, including obtaining consents of lenders of Sky Cable and Home Cable. Upon completion of the transaction, the Benpres Group, which currently holds the interests in Sky Cable, would hold a 66.5% interest in Beyond Cable and Mediaquest would hold the remainder. In connection with this transaction, PLDT’s Beneficial Trust Fund is expected to assign the convertible notes in Unilink and our interests in convertible loans to Mediaquest.

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment on customers' premises, local access lines connecting customers to exchanges, referred to as "outside plant," inter-office lines connecting exchanges, and long distance transmission equipment.

The following table gives some basic measures of the development of our domestic telephone network as of December 31, 2000, 2001 and 2002:

	As of December 31,
	2000	2001	2002

Number of central office exchanges	186	187	183
PLDT fixed lines in service	1,915,985	2,075,109	2,092,539
PLDT employees per 10,000 local exchanges in service	69	62	58

Since the end of 1999, substantially all of our nationwide network has been upgraded from analog to digital exchanges. This shift to digital technology has enabled us to realize savings in network costs, upgrade our network to handle non-voice communications, and offer value-added and enhanced services such as fixed line text messaging.

In November 1998, we completed our domestic fiber optic backbone, the country's first telecommunications network using fiber optics in delivering voice, video, data, and other broadband and multimedia services nationwide. Constructed at a total cost of US$188 million, our fiber optic network employs synchronous digital hierarchy technology to improve network performance and reduce operating costs. Our network is composed of in-land and submarine cable installations and is configured in six self-healing rings and an extension link, allowing route delivery even in the event of link failures. It has an initial transmission speed of 2.5 gigabits per second and is connected directly to five existing international submarine cable systems.

In July 2000, we inaugurated our domestic fiber optic network facilities in Cebu City, the second largest city in the Philippines. The new facilities enable us to offer a broader range of products and services to meet the growing telecommunications needs of Cebu-based businesses.

On August 7, 2000, we inaugurated CS PLDT, a cable ship which we lease from NTT World Engineering Marine Corporation pursuant to a five year Chartered Arrangement Maintenance Contract. Under the contract, NTT World Engineering Marine Corporation uses CS PLDT primarily to maintain the 2,400 kilometers of submarine cable comprising the submerged portion of our domestic fiber optic network.

In 2001, we activated a second fiber pair on our existing fiber cable and installed dense wavelength division multiplexing technology in certain portions of the network. The new system serves the areas of Luzon, Visayas and Mindanao and also serves the international node connecting the Philippines to the Asia-Pacific Cable Network 2. The second pair provides an extra 10 gigabits per second of capacity, or the equivalent of 120,000 voice circuits. Nortel Networks supplied us with a suite of optical Internet solutions, including a 10-gigabit per second dense wavelength division multiplexing solution based on Nortel Networks OPTera™ Long Haul 1600 Optical Line System.

In 2002, we increased our transmission and data network capacities and sold to Smart certain assets comprising a portion of our digital fiber optic cable loops from Luzon to Mindanao and certain related equipment.

International

We provide international network services using our three international gateway switching exchanges and our extensive international network passing mainly through submarine fiber optic cable systems. As of December 31, 2002, our international long distance facilities allow our subscribers to reach 229 countries/territories worldwide, of which 50 countries/territories have direct circuits with PLDT.

The table below shows the submarine cable systems in which we have interests and the countries or territories they link:

Cable System	Countries Being Linked

G-P-T	Guam, the Philippines and Taiwan
B-M-P	Brunei, Malaysia and the Philippines
G-P	Guam and the Philippines
B-S	Brunei and Singapore
Hawaii-4/Transpacific-3	Guam, Japan, Hawaii and the U.S. Mainland
Asia-Pacific Cable Network 2	Philippines, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan
Asia-Pacific Cable Network	Korea, Japan, Hong Kong, Taiwan, Australia, the Philippines, Singapore, Indonesia and Thailand
Transpacific Cable No. 5	Guam, Japan, Hawaii and the U.S. Mainland
Transpacific Cable No. 4	Japan, Canada, and the U.S. Mainland
KN-KK	Kuantan and Kota Kinabalu in Malaysia
Southeast Asia-Middle East Western Europe No. 3	34 other countries in Europe, Africa, the Middle East, the Indian subcontinent, Southeast Asia and North Asia
HONTAI-2	Hong Kong and Taiwan
Asia Pacific	Hong Kong, Japan, Singapore, Malaysia and Taiwan
PacRim West	Guam and Australia
M-T	Malaysia and Thailand
Hawaii-5	Hawaii and the U.S. Mainland
C-J	China and Japan
North Pacific	Japan, Alaska and the U.S. Mainland
H-J-K	Hong Kong, Japan and Korea
SEA-ME-WE-2	13 countries in South East Asia, the Middle East and Western Europe including Singapore, Indonesia, India, Saudi Arabia, Egypt, Italy, Turkey and France

In April 2000, we and 24 other telecommunications administrations signed a construction and maintenance agreement for Asia-Pacific Cable Network 2, a 19,000-kilometer long submarine cable that commenced commercial operations in late 2001 and links the Philippines to China, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan. Under the agreement, Asia-Pacific Cable Network 2 is required to deploy dense wavelength division multiplexing technology that will initially allow transmission of 40 gigabits per second of protected traffic. This initial capacity is expected to be upgraded in the future to reach a maximum of 2.56 terabits per second.

Wireless Network Infrastructure

Cellular

Through Smart, we operate a digital GSM network, which consists of 29 mobile switching centers with a capacity for 10.7 million subscribers and 12 messaging centers capable of processing 239 million messages per day. To meet the growing demand for cellular services, Smart has implemented an extensive deployment program for its GSM network. In the first quarter of 2003, Smart added 176 base stations to its nationwide cellular network, bringing Smart's total GSM base stations in operation to 2,953. Smart previously operated an analog/ETACS network, which it closed down in December 2002. Piltel’s cell sites decreased to six as of March 31, 2003 from 36 as of December 31, 2002 as it ceased to offer its analog/CDMA service at the end of 2002.

Smart and Piltel have been co-locating their cell sites where their base stations are installed. As of March 31, 2003, 19 of Smart's mobile switching centers and 59 of Smart's cell sites are housed in our complexes while 150 cell sites are co-located on Piltel properties. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.

In December 2002, Smart acquired certain assets comprising a portion of PLDT’s digital fiber optic cable loops from Luzon to Mindanao and certain related equipment.

We are in the process of upgrading our network to EDGE technology to further increase the speed and data capability of our GSM network.

Satellite and VSAT

Mabuhay Satellite controls and operates the Agila II satellite, which has 30 C-band transponders and 24 Ku-band transponders covering the Asia-Pacific region, the Indian subcontinent and Hawaii. Of the 54 transponders, four C-band transponders are owned by Loral Cyberstar, Inc. of the United States and PSN of Indonesia while six have restricted usage. Through Agila II, Mabuhay Satellite offers Internet service, video and data broadcasting, and bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region. In December 2000, Agila II joined the U.S. FCC's "Permitted Space Station" list, which permits U.S. owned and operated earth stations in Hawaii to access Agila II for transpacific telecommunications, data, video and Internet-over-satellite traffic and vice versa.

Telesat operates a national communications satellite network using VSAT technology to provide voice, facsimile, video and data transmission services to areas in the country that are still underserved or unserved by local telephone operators. Telesat leases transponder capacity from Agila II to provide VSAT services such as multipoint-to-multipoint and point-to-multipoint data transmission services, private point-to-point service, and connectivity for the cell sites of our cellular network in outlying locations.

ACeS Philippines manages, controls and operates its own satellite gateway and other ground infrastructure, including a 13-meter feeder-link C-band earth station, beam congruency antenna and equipment that serves as the primary interface between the ACeS Philippines’ system and other telecommunications networks. It uses the Garuda I satellite to provide digital voice services to ACeS Philippines’ mobile and fixed terminal users within the Asian service area.

Interconnection Agreements

Since the issuance of E.O. No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers' networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and cellular carriers. On April 6, 2001, July 2, 2001 and July 10, 2001, PLDT signed separate amended interconnection agreements with PAPTELCO, Smart and Globe, respectively.

Prior to July 2001, Smart and Globe received and paid interconnection fees of Php1.00 per minute for calls originating from and terminating to each other’s cellular network. Effective July 1, 2001, these fees were increased to Php3.00 per minute and further increased to Php4.50 per minute, effective January 1, 2002.

On July 10, 2001, March 10, 2003, and April 4, 2003, Smart signed interconnection agreements with Digitel covering fixed line, cellular and SMS, respectively. Effective June 1, 2003, calls originating from Smart and terminating to Digitel’s fixed line network are charged Php2.50 per minute, an increase from the previous charge of Php2.00 per minute. For calls originating from Smart and terminating on Digitel’s cellular network and for calls originating from Digitel and terminating on Smart’s cellular network, the charge is Php4.50 per minute. For SMS originating from Smart and terminating on Digitel’s cellular network and for SMS originating from Digitel and terminating on Smart’s cellular network, the charge is Php0.35 per message.

For local calls originating from PLDT and terminating on the cellular networks of Smart and Globe, Smart and Globe charge PLDT a rate of Php4.50 per minute effective January 1, 2002. Effective January 1, 2004, calls terminating to cellular subscribers originating from fixed line subscribers will be charged a termination rate of Php4.00 per minute, a decrease from the previous rate of Php4.50 per minute. From July 1, 2001 to December 31, 2001, Smart and Globe charged PLDT Php6.50 per minute. Prior to July 1, 2001, PLDT retained an origination charge of Php2.00 on every call terminating to the network of Smart or Globe. The new arrangement also applies to national long distance calls originating from PLDT and terminating to the cellular network of either Smart or Globe. Under the new agreement, there will be no distinction between access charges for local calls and national long distance calls.

Effective January 1, 2003, local access for cellular operators which terminate calls to PLDT’s fixed line network increased from Php2.00 per minute to Php2.50 per minute which will further increase to Php3.00 per minute effective January 1, 2004.

Under a separate agreement between PLDT and PAPTELCO, PLDT is the transit facility provider between Smart and Globe and PAPTELCO. Transit traffic is an accommodation by PLDT to Smart, Globe and PAPTELCO members where PAPTELCO members have no direct interconnection with either Smart or Globe.

Licenses and Regulation

Telecommunications services in the Philippines are provided as a public service and are governed by specific regulations and laws. The principal laws governing the telecommunications industry are the 1936 Commonwealth Act No. 146, as amended, referred to as the Public Service Act, and the Public Telecommunications Policy Act. The Public Service Act seeks to protect the public against unreasonable charges and poor, inefficient service by public utilities and seeks to prevent ruinous competition. The Public Telecommunications Policy Act sets forth the current telecommunications policy objectives of the Philippine government. It also seeks to develop and maintain a viable, efficient, reliable and universal telecommunications infrastructure, which ensures that telecommunications services are available in unserved or under-served areas, and sets out the functions, powers and responsibilities of the NTC.

The government agency charged with the administration of laws governing the telecommunications industry is the NTC. The NTC is a collegial body composed of a commissioner and two deputy commissioners who are appointed by the Philippine President. It is an agency attached to the Department of Transportation and Communications and as such is subject to its supervision. In the exercise of its quasi-judicial function, however, the decisions of the NTC cannot be reviewed by the Department of Transportation and Communications and may only be appealed to the Court of Appeals or, ultimately, the Supreme Court.

PLDT, Smart and Piltel provide telecommunications services pursuant to legislative franchises, which expire, in the case of PLDT, 25 years from November 28, 2003, in the case of Smart, 25 years from March 27, 1992 or the date its current franchise was granted, and, in the case of Piltel, 25 years from May 14, 1994. A franchise holder is required to obtain operating authority from the NTC to provide specific telecommunications services. These approvals may take the form of a CPCN or, while an application for a CPCN is pending, a provisional authority to operate.

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which expire at various times between now and 2028. PLDT's CPCNs to provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expire in 2003. Although some of PLDT's CPCNs and provisional authorities have already expired, PLDT filed timely applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned. PLDT expects that the NTC will grant these extensions; however, we cannot assure you that this will occur. The period of validity of some of PLDT’s CPCNs that will expire on November 28, 2003, co-terminus with the term of its previous franchise under Republic Act No. 6146, has been extended further by the NTC to November 28, 2028, co-terminus with PLDT’s current franchise under Republic Act No. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 are now pending with the NTC. See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises and rates.”

Smart operates its cellular, international long distance and national long distance services pursuant to CPCNs, the terms of which will expire upon the expiration of its franchise. On August 26, 2002, Smart was granted a CPCN to install, operate and maintain nationwide global mobile personal communications via satellite which shall also expire upon the expiration of its franchise. Smart’s provisional authority to establish, install, maintain, lease and operate an international private leased circuit expired on May 6, 2003. Smart filed for an extension of this provisional authority prior to its expiration. On July 22, 2002, Smart was granted a CPCN to operate cellular mobile telephone system and international gateway facility. Piltel holds a CPCN to provide a nationwide cellular telephone service, which expires in August 2012.

The following table sets forth the spectrum system, licensed frequency and bandwidth of Smart and Piltel:

Carrier	Spectrum System	Frequency Assignment	Bandwidth

Smart	ETACS/GSM 900	897.5905/942.6-950 Mhz	7.5 Mhz
	GSM 1800	1725-1730/1820-1825 Mhz	5.0 Mhz
		1730-1732.5/1825-1827.5 Mhz	2.5 Mhz
		1735-1740/1830-1835 Mhz	5.0 Mhz
		1745-1750/1840-1845 Mhz	5.0 Mhz
Piltel	AMPS/CDMA	825-835/845-846.5 Mhz	11.5 Mhz

Operators of international gateway facilities and cellular telephone operators, pursuant to E.O. No. 109, are required to install a minimum number of local exchange lines. Of these new lines, operators are required to install one rural exchange line for every 10 urban exchange lines installed. Smart and Piltel were required to install 700,000 and 400,000 lines, respectively, and each has received a certificate of compliance from the NTC.

PLDT, Smart and Piltel are required to pay various permit, regulation and supervision fees to the NTC. PLDT, Smart and Piltel are currently engaged in disputes with the NTC over some of the assessed fees. For more information on the disputes involving PLDT, see “Item 8. Financial Information — Legal Proceedings — NTC Fees."

In a letter dated January 17, 2002, the NTC requested that Smart pay the following fees in respect of its CPCNs and provisional authorities:

Case No.	Fee

92-303	Php3,750,000
93-482	62,510,950
94-220	878,830
96-248	6,815,500
Total	Php73,955,280

On May 27, 1998, Smart filed an Urgent Ex Parte Motion and Manifestation regarding the permit fee assessed by the NTC for CPCN 93-482. Smart contended that the fee should have been calculated on the basis of the actual local exchange carrier project cost, and that therefore the fee should be Php70 million. Although the NTC has not yet resolved this issue, Smart has already paid Php50 million in respect of this assessment as of the date of filing this annual report.

Piltel has also been assessed by the NTC for deficiency supervision and regulation fees. Based on the latest computation of deficiency supervision and regulation fees received from the NTC, which is dated as of September 30, 2002, the total amount assessed on Piltel stands at Php639.7 million, including penalty fees amounting to Php274.9 million. Piltel has protested the assessments in good faith. Piltel continues to make payments for amounts, which it believes is properly due to the NTC. On September 30, 2002, Piltel made a payment to the NTC under protest in the amount of Php9.1 million.

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges of at least 30% of its aggregate common stock by the later of the following:

  the fifth anniversary of the date the law became effective; and

  the fifth anniversary of the date of the entity’s commencement of commercial operations.

PLDT and Piltel have complied with this requirement. Smart believes that it has ten years from the commencement of its operations, or until August 2004, to conduct a public offering because the Philippine government has granted franchises to other telecommunications companies requiring a public offering within ten years from the later of their commencement of operations or the date on which the franchise was granted. Because the Public Telecommunications Policy Act (Republic Act No. 7925) provides that any advantage granted under existing franchises automatically becomes part of previously granted telecommunications franchises, Smart believes that it is also entitled to this ten year period. PLDT currently contemplates to cause Smart to conduct a public offering based on market conditions and in accordance with applicable rules and regulations of the Philippine Stock Exchange.

The Philippine Congress is currently considering five bills, each of which, if passed by Congress and enacted into law, would impose a 7% or 10% tax on the gross receipts of cellular operators. The proposed taxes would apply to both cellular call and data revenues and prohibit cellular operators from imposing additional charges or fees to compensate for the imposition of the proposed taxes.

Competition

The enactment of the Public Telecommunications Policy Act (Republic Act No. 7925) of the Philippines in March 1995 consolidated the government's various policy issuances governing the telecommunications industry and reaffirmed, among other things, the policy of liberalizing the industry and opening up the telecommunications market to new entrants. Including us, there are 10 major local exchange carriers, 11 international gateway facility providers, and seven cellular service providers in the country, including one, which has not yet commenced operations. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly in the cellular segment and data and other network services segment.

Local Exchange Service

The concerted nationwide local exchange line build-out by new entrants in recent years, as mandated by the Philippine government, significantly increased the number of fixed lines in service in the country and resulted in wider access to basic telephone service. The growth of the fixed line market has considerably weakened due to the surge in demand for cellular services and the general sluggishness of the national economy. Nevertheless, we have sustained our leading position in the fixed line market on account of PLDT's extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market are Digitel, BayanTel and Globe.

Over the past couple of years, however, competition among local exchange operators has reduced as certain operators have faced financial difficulties or have shifted strategic focus away from the fixed line business to cellular services. On the other hand, we are facing increasing competition from cellular operators mainly due to substitution of cellular services for fixed line services.

International Long Distance Service

Including us, there are 11 international gateway facility operators in the country. While we have so far been able to maintain a leadership position in this highly competitive segment of the industry, in recent years, our market share has reduced largely as a result of (1) competition from other international gateway facility operators and international simple resale operators, (2) an increase in inbound and outbound international long distance calls terminating to and originating from a growing number of cellular subscribers, and (3) the popularity of alternative and cheaper means of long distance communications, such as SMS, e-mail and Internet telephony, further heightening the competition.

With respect to inbound calls into the Philippines, we compete with other service providers primarily through pricing. For example, we adopted the U.S. FCC benchmark accounting rate of US$0.38 per minute for inbound international calls, which represented a settlement rate of US$0.19 per minute, one year ahead of the target date of January 1, 2001, and reduced our average termination rates progressively through 2002. This provided us with increased flexibility to terminate more U.S. traffic into the Philippines, minimize unauthorized traffic termination through international simple resale operations and recover traffic lost due to bypass routings. We have also established points of presence in key cities overseas to capture traffic at its source, maximize the use of our international facilities and develop alternative sources of revenue. Effective February 1, 2003, after lengthy negotiations with approximately 100 telecommunications operators around the world, we increased the termination rate with carriers accounting for a substantial portion of our international inbound traffic terminating on its fixed line network to US$0.12 per minute. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. In addition, Smart implemented an increase in its international termination rates to US$0.16 per minute effective February 1, 2003 for calls terminating on its cellular network. As of May 31, 2003, most of the other major international gateway operators in the Philippines have also independently negotiated increases in their average termination rates. It is still too early to determine, whether we will subsequently experience significant price competition at termination rates substantially below US$0.12 per minute.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and cellular businesses, which are the origination points of outbound international calls. We have also introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers.

National Long Distance Service

Since 2000, our national long distance service business has been negatively impacted by the growing number of cellular subscribers in the Philippines and the widespread availability and growing popularity of alternative economical non-voice methods of communication, particularly SMS and e-mail.

While national long distance call volumes have been declining, we have remained a leading provider of national long distance service in the Philippines due to our significant subscriber base and ownership of the Philippines’ most extensive domestic fiber optic network. In order to mitigate the decline of our national long distance revenues, we have amended the interconnection agreements between ourselves and other cellular operators to provide the fixed line business more equitable access charge arrangements for calls between fixed line and cellular subscribers.

Data and Other Network Services

Another rapidly growing segment of the industry is the market for data and other network services, including Internet-based services, spurred by the significant growth of the Internet and
e-commerce. Our principal competitors in this area are BayanTel, Globe and Eastern Telecommunications. The principal bases of competition in the data services market are price, customer service and quality of service and network redundancy.

Cellular Service

Competition in the cellular business has intensified with the introduction by competitors of affordably priced handsets offering a range of new functions and features, new and improved plans for postpaid subscribers, reduced rates per minute and aggressive marketing and promotional strategies. Our principal competitor in this area is Globe, which acquired Islacom in June 2001. The principal bases of competition are price, including handset cost, quality of service, network reliability, geographic coverage and attractiveness of packaged services.

Cellular operators are also competing actively against each other in launching innovative products and value-added services. The growing range of cellular products and services now include text messaging, multi-media messaging, voice mail, text mail, international roaming, information-on-demand, mobile banking, e-commerce, mobile data and cellular Internet access.

Consistent with industry practice and our churn management efforts, we "lock" the handsets we sell to our subscribers, rendering them incompatible with SIM cards issued by our competitors. However, our subscribers may have their handsets "unlocked" by unauthorized parties, for a nominal fee, and purchase new SIM cards from competing operators. "Unlocking" does not involve significant cost. In addition, switching to another cellular operator would result in a change of the subscriber's cellular telephone number.

We expect competition to increase in the future as new competitors enter the cellular telecommunications market. On March 29, 2003, Digitel launched its cellular service under the brand name Sun Cellular. Moreover, in January 2002, the Supreme Court reinstated BayanTel's license to provide cellular telecommunications service.

Environmental Matters

We have not been subject to any material fines or legal or regulatory action involving non-compliance with environmental regulations of the Philippines. We are not aware that we are not in compliance in any material respect with relevant environmental protection regulations.

Intellectual Property Rights

We do not own any material intellectual property rights apart from our brand names and logos. We are not dependent on patents, licenses or other intellectual property, which are material to our business or results of operations, other than licenses to use the software that accompanies most of our equipment purchases.

Properties

PLDT owns four office buildings located in Makati City and owns and operates 183 exchanges nationwide, of which 61 are located in the Metropolitan Manila area. The remaining 122 exchanges are located in small cities and municipalities outside Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications.

As of December 31, 2002, our principal properties, excluding property under construction, consisted of the following, based on book value:

  55% consisted of cable and wire facilities, including our domestic fiber optic network, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

  29% consisted of central office equipment, including three international gateway facilities, seven pure national toll exchanges and 16 combined local and toll exchanges;

  7% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment;

  2% consisted of information origination and termination equipment, including, pay telephones and radio equipment installed for customers use, as well as cables and wires installed within customers' premises; and

  7% consisted of other work equipment.

For more information on these properties, see Note 8 to our financial statements in Item 18. These properties are located in areas being served by our exchanges. In our opinion, these properties are in good condition, except for ordinary wear and tear, and are adequately insured.

The majority of our connecting lines are above or under public streets and properties owned by others.

PLDT's properties are free from any mortgage, charge, pledge, lien or encumbrance. Except for the properties covered by chattel mortgages in favor of Nordbanken AB and ABN Amro Bank AB to secure an outstanding loan of US$2,517 million, which was fully paid in January 2003, all properties of Smart are also free from any mortgage, pledge, lien or encumbrance. Substantial properties of Piltel and Mabuhay Satellite are subject to liens.

PLDT has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, telecommunications equipment locations and various office equipment. For more information on these lease arrangements, see Note 23 to our financial statements in Item 18.

For 2003, on a non-consolidated basis, PLDT’s budgeted capital expenditures of Php7,000 million will be partially financed by committed long-term debt facilities supported by various export credit agencies. As of December 31, 2002, PLDT had a total of approximately Php1,531 million undrawn balances available under committed long-term debt facilities. In addition, we have put in place long-term debt facilities during the first half of 2003, which will also finance in part PLDT’s budgeted capital expenditures for 2003.

Item 8.        Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements (and the related notes) as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Risk Factors” and "Forward-Looking Statements" and “Item 3. Key Information — Risk Factors" and elsewhere in this report. Our audited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with U.S. GAAP. For convenience, certain peso financial information in the following discussions has been translated to U.S. dollars at the exchange rate at December 31, 2002 of Php53.254 = US$1.00, as quoted through the Philippine Dealing System.

Prior to 2002, our financial statements included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission were prepared in accordance with Philippine GAAP. Philippine GAAP varies in certain significant respects from U.S. GAAP. A description of the significant differences between U.S. GAAP and Philippine GAAP and a quantitative reconciliation of such differences in the net income and shareholders’ equity to U.S. GAAP was disclosed in a note to our previously filed financial statements. In connection with the preparation of our consolidated balance sheets as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2001, and 2000 in accordance with U.S. GAAP, we identified differences in the U.S. GAAP amounts previously disclosed for 2001 and 2000. Please see Note 4 to our consolidated financial statements included herein for a discussion of such differences.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

  Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT's subsidiaries Clark Telecom, Subic Telecom and MaraTel, which together account for approximately 1% of our total fixed lines in service, and PLDT Global;

  Wireless — wireless telecommunications services provided through our cellular service providers, namely Smart and Piltel, and satellite operators, namely Mabuhay Satellite, ACeS Philippines and Telesat; and

  Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT's subsidiary ePLDT, Internet access services provided by ePLDT's subsidiary Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and associates of ePLDT, as described in “Item 4. Information on the Company — Business — Information and Communications Technology — Infrastructure and Services — Other Investments”.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services and data and other network services, and miscellaneous services. Historically, our fixed line business was the primary source of our consolidated operating revenues. In 2002, our fixed line business accounted for 51% of our consolidated operating revenues, compared to 58% in 2001 and 73% in 2000.

Local Exchange Service. Local exchange service remains one of our major revenue drivers. In 2002, local exchange service contributed 24% of our consolidated operating revenues compared to 27% in 2001 and 30% in 2000. Local exchange revenues have remained relatively stable largely as a result of service rate increases implemented pursuant to the currency adjustment mechanism allowed by the NTC. Under this mechanism, we are authorized to increase and, if we have increased service rates, required to decrease, our monthly recurring local exchange service rates by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 = US$1.00. Increased local exchange revenues also reflect a higher average number of fixed lines in service. Since 2000, however, there has been a shift in subscriber preference from postpaid to prepaid fixed line service. As of December 31, 2002, prepaid subscribers accounted for 12% of PLDT’s fixed lines in service.

International Long Distance Service. Historically, international long distance service was our primary revenue source. However, international long distance revenues have been declining in both absolute terms and as a percentage of gross revenues due to the reduction of international termination rates reduced calling rates and increased competition. We have initiated a number of marketing and other initiatives in an effort to prevent further erosion of our market share and revenue base. In 2002, international long distance services accounted for 11% of our consolidated operating revenues, compared to 15% in 2001 and 21% in 2000. Effective February 1, 2003, PLDT increased its average termination rates with carriers accounting for a substantial portion of its international traffic terminating on its fixed line network to US$0.12 per minute. Prior to the increase, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. See “ — Other Information — U.S. FCC Proceeding on Termination Rates” and “Item 8. Financial Information –– Legal Proceedings — U.S. FCC Proceeding on Termination Rates.”

National Long Distance Service. National long distance service revenues have been declining since 2000 in both absolute terms and as a percentage of our consolidated operating revenues due to a drop in call volumes and an increase in the proportion of calls subject to revenue sharing with other carriers. Our national long distance business has been negatively impacted by the increasing number of cellular subscribers, as well as the widespread availability and popularity of alternative economical non-voice methods of communication, particularly SMS and e-mail. In 2002, national long distance services accounted for 9% of our consolidated operating revenues, compared to 10% in 2001 and 17% in 2000. Beginning 2001, we adopted simplified pricing plans and amended our interconnection agreements between ourselves and cellular operators with a view to maximizing revenues of our national long distance service.

Data and Other Network Services. Data and other network services is the only major segment of our fixed line business that registered revenue growth in 2002. Recognizing the growth potential of this service segment and considering its importance to our business strategy, we have put considerable emphasis on the development of new packet-switched, data-capable and Internet-based networks. In 2002 and 2001, data and other network services remained unchanged at approximately 6% of our consolidated operating revenues. In 2000, data and other network services accounted for 5% of our consolidated operating revenues.

Wireless

Our wireless business segment offers cellular service as well as satellite, VSAT and other services. Our wireless service revenues have increased considerably since 2000 mainly as a result of the continued strong growth in revenues generated from Smart’s cellular service. In 2002, revenues from our wireless business represented 48% of our consolidated operating revenues, compared to 41% in 2001 and 26% in 2000.

Cellular Service

Since 2000, our cellular service, which we provide through Smart and Piltel, has been the principal revenue source of our wireless service segment and has increased its contribution to our consolidated revenues from 40% in 2001 to 47% in 2002. Cellular revenues have increased, from Php31,627 million in 2001 to Php45,375 million in 2002.

Smart launched its GSM in September 1999 after having offered analog services since 1994. Since the launch of its GSM service, Smart’s GSM subscriber base has grown to approximately 6.8 million as of December 31, 2002. Smart also supports Piltel’s prepaid GSM service, Talk ‘N Text, on its GSM network. Since the launch of Talk ‘N Text in April 2000, Piltel has seen its GSM subscriber base grow to approximately 1.8 million as of December 31, 2002. As a result, the aggregate of Smart’s and Piltel’s cellular subscribers has outnumbered our fixed line subscribers since 2000. As of December 31, 2002, the combined subscribers of Smart and Piltel outnumbered our fixed line subscribers by more than 4 to 1. As of December 31, 2002, Smart and Piltel had the largest and third largest cellular subscriber bases in the Philippines, respectively, with prepaid subscribers accounting for 98% of Smart’s and Piltel’s combined subscriber base. The number of Smart’s and Piltel’s analog subscribers had declined significantly, reflecting the Philippine cellular users’ preference for digital networks, which are capable of providing a broader range of value-added services, such as SMS.

Cellular revenues are derived mainly from various voice and data services and sales of handsets and phone kits. Usage revenues, which comprise all voice and SMS and text-related services, contributed 67% of total cellular revenues in 2002 while the balance of 33% is generated from handset and phone kit sales associated with new subscriber activations.

In 2002, monthly churn rates for Smart’s prepaid services averaged approximately 3.2% while monthly churn rates for Smart’s postpaid services averaged approximately 1.8%. In 2002, monthly churn rates for Piltel’s Talk ‘N Text averaged at 5.7%. We believe that the principal factors affecting subscriber churn are economic conditions in the Philippines, network quality and technological advances that necessitated the upgrading of SIM cards.

For an explanation of how we calculate churn and the factors affecting our churn rates in the years ended December 31, 2002 and 2001, see “— Results of Operations — 2002 Compared to 2001 — Consolidated Operating Revenues — Wireless — Cellular Service" and "— 2001 Compared to 2000 — Consolidated Operating Revenues — Wireless — Cellular Service," respectively.

Satellite, VSAT and Other Services

Our revenues from satellite and VSAT services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies. ACeS Philippines, our satellite phone service provider, started to roll out fixed satellite terminals in the last quarter of 2001 and commenced commercial operations on January 1, 2002.

Information and Communications Technology

We conduct our information and communications technology businesses through our wholly owned subsidiary ePLDT, which was incorporated in August 2000 and started commercial operations in February 2001. ePLDT’s principal business activities are:

  the operation of an Internet data center under the brand name VitroTM;

  two wholly-owned call centers, Vocativ and Parlance; and

  Infocom, an ISP.

PLDT transferred Infocom to ePLDT on December 1, 2001. Through VitroTM, we provide co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and web hosting. VitroTM began commercial operations in the first half of 2001. ePLDT has also focused on developing its call center services business, which we expect will account for a significant portion of ePLDT’s operating revenues and capital expenditures in the near future. Both Vocativ and Parlance commenced their operations in 2002.

In addition, ePLDT has interests in the Philippines’ only digital certificate issuer, a business-to-business exchange established together with five Philippine conglomerates, Internet cafes and a company with an existing build-own-and-operate agreement with the Philippine government for the computerization of the nationwide operations of the Philippine Land Transportation Office.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect amounts reported in our financial statements and related notes. In preparing these financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality.

We believe the following represent our critical accounting policies under U.S. GAAP. The impact and any associated risks relating to these policies in our business operations are discussed elsewhere in this section where such policies affect our reported and expected financial results.

Revenue Recognition

Revenue for services is stated at amounts invoiced to customers and excludes value-added tax. We provide fixed-line communication services, mobile communication services, and information and communications technology services. We provide such services to business, residential, payphone and mobile customers. Revenue, which excludes value-added tax, represents the value of fixed consideration that has been received or is receivable. Revenue is recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. We do not provide our customers with the right to a refund.

Products and services

Subscriptions

We provide telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation. Installation and activation-related fees and the corresponding costs are deferred and recognized over the expected period of the customer relationship period of 7 years and 3 years for fixed line and cellular service, respectively. Costs incurred on first time installations that form an integral part of the network are capitalized and depreciated over the life of the network. All installation and activation costs are expensed as incurred. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro rata basis.

Airtime, traffic and value-added services

Prepaid service revenue collected in advance is deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Payphone service revenue is recognized when the service is provided. Interconnection revenue for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or the connection provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenue related to products and value-added services is recognized upon delivery of the product or service.

Equipment sales

Sales of communication equipment are recognized upon delivery to the customer.

Directory services

Revenue related to published directory services is recognized on a pro rata basis over the period in which the publication expires, which is generally 12 months. Telephone-based directory service revenue is recognized when the service is provided.

Others

Interest is recognized on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

Incentives

We record an insignificant amount of commission expense based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction to revenue. Product based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Impairment of Long-Lived Assets

U.S. GAAP requires that an impairment review be performed when certain impairment indicators are present. The impairment review first compares the future undiscounted cash flows expected to be generated from the continued use and ultimate disposition of the assets with the book value of the assets. If these cash flows are not sufficient to recover the book value of the assets, an impairment charge is recognized based on the comparison between the discounted value of these cash flows and the book value of the assets. In addition, our projections for future cash flows are generally less during periods of reduced cash flow. As a result, an impairment charge is more likely to occur during a period when our operating results are already otherwise depressed.

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the assets and liabilities purchased. Our business acquisitions typically result in goodwill, which affected our results of operations for the amount of future period amortization expense. However, we no longer amortize goodwill under U.S. GAAP effective January 1, 2002. Instead, goodwill is subject to a periodic impairment test. Determining the value of goodwill and future undiscounted cash flows expected to be generated from the continued use and ultimate disposition of such assets requires us to make estimates and assumptions that can materially affect our consolidated financial statements. Future events could cause us to conclude that goodwill associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Piltel recognized an asset impairment charge of Php12,938 million in 2001 and Php11,596 million in 2002 relating to its AMPS/CDMA and E.O. 109 assets. The revenues generated from these services could no longer support the cost of operating the network.

Also, Smart carried out an impairment review of its analog assets in June and December 2001 as a result of declining subscriber numbers, decreasing average revenue per user and the general migration of analog subscribers to Smart’s GSM services. This resulted to an asset impairment charge of Php3,783 million in 2001 based on the estimated discounted cash flows from continued use and eventual disposition of these assets.

In 2001, Smart wrote-off the unamortized intangible assets (customer list) amounting to Php2,077 million relating to analog customers.

AIL incurred recurring significant losses, has a working capital deficiency and only began providing services to customers in 2001 and therefore has a limited operating history. In addition, the National Service Providers, including ACeS Philippines had not been able to generate the amount of revenues originally expected as the growth in subscriber numbers had been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going-concern. On this basis, we made impairment provisions in respect of our investment in AIL and ground station equipment of ACeS Philippines in relation to the business of AIL in 2001.

Total impairment charges amounted to Php3,579 million consisting of full write-down of the following: (1) carrying value of our investment in AIL of Php1,614 million; (2) net book value of ground station equipment of Php1,614 million; (3) aggregate capitalized interest, net of depreciation, of Php73 million recorded during the periods that construction of the Asia Cellular Satellite System was in process, under the equity basis of accounting; and (4) shares of our losses in AIL amounting to Php921 million. Related other comprehensive income of Php1,801 million, will be credited to retained earnings, upon disposal of investment.

PLDT’s total investments in convertible notes of Unilink amounted to Php2,052 million as of December 31, 2000. These notes are convertible into shares of common stock of Unilink or Home Cable at the option of the holder, when the law limiting the ownership of cable television systems to Philippine citizens or corporations, which are currently 100% owned by Philippine citizens, is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, which is also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan of Home Cable. On December 6, 2001, Home Cable defaulted on the principal and interest payments in respect of certain of its obligations. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s share in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. Home Cable is currently engaged in negotiations with the lenders to restructure its debt.

On the basis of Home Cable’s default on certain of its obligations, the uncertainty surrounding the negotiations with its creditors and equity holders, and its financial condition, we provided for a full permanent decline in value of our investment totaling Php2,052 million in 2001. Accordingly, we made the necessary adjustment in respect to our pension cost of Php170 million to cover for the consequent decline in value of our beneficial trust fund’s investment in Home Cable.

Our investment in Mabuhay Satellite reflects the designation of its functional currency to be U.S. dollar as provided under FAS 52. Mabuhay Satellite’s revenues are all in U.S. dollars and the cost of Mabuhay satellite system, which accounts for around 90% of its assets, was paid for in U.S. dollars and was funded by U.S. dollar-denominated debt to the extent of 70% of the original cost. A re-measurement of our investment account in Mabuhay Satellite’s functional currency had to be made since in the previous years, we accounted for our investment on the basis of Mabuhay Satellite using the Philippine peso as its functional currency. The cumulative translation adjustment related to this amounted to Php1,031 million, Php946 million and Php870 million in 2002, 2001 and 2000.

The preparation of these estimated future cash flows involves significant judgment and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment changes under U.S. GAAP.

Estimating Allowances for Doubtful Accounts

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts, mostly of foreign administrators and fixed line subscribers, or, where we have information that certain customers may be unable to meet their financial obligations. In these cases, we use judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s current credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information is received that impacts the amounts estimated. Second, a general provision is established as a certain percentage of operating revenues. This percentage is based on historical collection, write-off experience, current economic trends and changes in our customer payment terms. The amount and timing of recorded expenses for any period would differ if we made different judgments or utilized different estimates.

An increase in our allowance for doubtful accounts would increase our recorded operating expenses and decrease our current assets. Provision for doubtful accounts amounted to Php2,904 million in 2000, Php3,168 million in 2001 and Php4,209 million in 2002 . The provision for doubtful accounts represented 5% of our consolidated operating revenues for the years ended December 31, 2000 and 4% for the years ended 2001 and 2002. The allowance for doubtful accounts as of December 31, 2001 and 2002 amounted to Php6,888 million and, Php9,942 million, respectively. We have not set aside any allowances for the receivables owed by U.S. carriers in connection with the termination payments due for international long distance, which was US$19 million as of March 31, 2003, of which US$8 million was owed to PLDT, US$8 million to Smart and US$3 million to Subic Telecom. See” — Other Information — U.S. FCC Proceeding on Termination Rates” and “Item 8. Financial Information — Legal Proceedings — U.S. FCC Proceeding on Termination Rates.” While we believe that these amounts can be recovered from these U.S. carriers, the ongoing disputes with these U.S. carriers may increase the risk that the amounts may not be recoverable and may require an increase in the level of provision.

Acquisitions and Intangible Assets

Acquisitions have generally been accounted for as purchases. Accordingly, the acquisition of Smart was accounted for using the purchase method of accounting. The excess of the total acquisition cost over the fair value of the net assets acquired was Php28,192 million. Based on management's review and estimate, Php5,900 million was allocated to the value of customers acquired. This excess, net of Php2,077 million pertaining to the value of customers under the analog service written-off, was initially amortized on a straight-line basis over its estimated useful life of five years. Effective January 1, 2002, amortization of goodwill was no longer allowed under U.S. GAAP, which instead requires the test of goodwill impairment at least annually. Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the assets and liabilities purchased. See “ — Impairment of Long-Lived Assets” above.

Foreign Exchange Revaluation Losses

When we incur unhedged foreign currency-denominated liabilities arising directly from the acquisition of property, plant and equipment invoiced in a foreign currency, such as U.S. dollar-denominated loans to finance equipment purchases, foreign exchange losses on those liabilities are charged or credited to operations in the current period. In recent years, the Philippine peso has depreciated significantly against the U.S. dollar, resulting in substantial foreign exchange losses, and has resulted in our incurring a net loss for certain periods.

Investments

The various interests that we hold in companies are accounted for under three methods: consolidation, the equity method and the cost method. The applicable accounting method is generally determined based on our voting interest in a company. Majority-owned companies are consolidated, 20% to 50% owned companies are accounted for using the equity method and our investments in companies over which no significant influence is exercised or in cases where our investments are temporary, the investments are stated at cost.

Pension Cost

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 19 to our financial statements in Item 18, and include among others, discount rates, expected returns on plan assets and rates of compensation increase. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.

Legal Contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. See “Item 8. Financial Information — Legal Proceedings.”

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income (loss) for each of the years ended December 31, 2000, 2001 and 2002. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

Years Ended December 31,
	2000	%(1)	2001	%(1)	2002	%(1)
	(in millions)
Operating Revenues
Fixed line	Php45,352	73	Php46,270	58	Php48,541	51
Wireless	16,358	27	32,389	41	46,058	48
Information and communications technology	239	—	469	1	941	1
	61,949	100	79,128	100	95,540	100
Operating Expenses
Fixed line	27,336	43	29,281	33	42,089	40
Wireless	24,673	39	62,563	71	46,625	45
Information and communications technology	336	—	1,206	1	1,549	1
	50,503	82	88,701	112	80,565	84
Net Operating Income (Loss)
Fixed line	18,482	29	17,625	20	3,932	4
Wireless	(7,064)	(11)	(22,268)	(25)	11,046	11
Information and communications technology	(97)	—	(737)	—	(608)	(1)
	Php11,446	18	Php(9,573)	(12)	Php14,975	16

_____________

(1)     Operating expenses and net operating income (loss) are computed as a percentage of operating revenues.

2002 Compared to 2001

Consolidated Operating Revenues

Our consolidated operating revenues grew by Php16,412 million, or 21%, to Php95,540 million in 2002 from Php79,128 million in 2001 largely as a result of the continued strong performance of our wireless segment, particularly our cellular business. Our cellular revenues contributed Php45,375 million in revenues for 2002, an increase of 43% over its revenue contribution of Php31,627 million for 2001. Our cellular revenues accounted for 47% of our consolidated operating revenues in 2002, compared to 40% in 2001.

The following table shows the break-down of our total consolidated operating revenues for the years ended December 31, 2001 and 2002 by business segment:

	Years Ended December 31,
	2001	%	2002	%
	(pesos in millions)

Fixed line services	Php46,270	58	Php48,541	51
Wireless services	32,389	41	46,058	48
Information and communications technology services	469	1	941	1
Total	Php79,128	100	Php95,540	100

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. In 2002, this business segment generated total revenues of Php48,541 million, increasing by Php2,271 million, or 5%, from Php46,270 million in 2001. The increase was due to higher local exchange and data and other network service revenues which more than offset declines in our long distance service revenues. As a percentage of our consolidated operating revenues, fixed line revenues, however decreased in 2002 to 51% from 58% in 2001 due principally to the continued strong growth of our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 2001 and 2002 by service segment:

	Years Ended December 31,
	2001	%	2002	%
	(in millions)
Fixed line services:
Local exchange	Php21,470	46	Php23,390	48
International long distance	11,544	24	10,957	23
National long distance	8,367	18	8,191	17
Data and other network	4,776	10	5,480	11
Miscellaneous	113	2	523	1
Total	Php46,270	100	Php48,541	100

Local Exchange Service

Our local exchange service revenues consist of:

  flat monthly fees for our postpaid service;

  amortizatin of installation charges and other one-time fees associated with the establishment of customer service;

  fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network;

  revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards;

  call revenues generated from payphones and coin-operated phones; and

  charges for special features, including bundled value-added services such as call waiting, call forwarding, 3-party conference calling and Caller ID.

The following table summarizes key measures of our local exchange service business segment as of and for the years ended December 31, 2001 and 2002:

	Years Ended December 31,
	2001	2002

Consolidated local exchange revenues (in millions)	Php21,470	Php23,390
Number of fixed lines in service
PLDT Group	2,174,082	2,188,612
PLDT(1)	2,075,109	2,092,539
Number of PLDT employees	12,915	12,131
Number of PLDT fixed lines in service per PLDT employee	161	172

_____________

(1) Approximately 93% and 88% were postpaid fixed line subscribers as of December 31, 2001 and 2002, respectively.

Revenues from our local exchange service increased by Php1,920 million, or 9%, to Php23,390 million in 2002 from Php21,470 million in 2001. The increase was primarily due to the combined effects of (1) currency-related adjustments in our monthly local service rates and (2) increased subscription to our bundled value-added services. Partially offseting the impact of these factors was the shift in subscriber preference from postpaid to prepaid services, which generate lower average revenue per subscriber. The percentage contribution of local exchange revenues to our total fixed line revenues increased to 48% in 2002 from 46% in 2001.

Gross additions to PLDT's fixed lines in service in 2002 totaled 523,014, a 22% increase from the gross additions of 427,349 in 2001. On a net basis, however, PLDT’s fixed line additions decreased by 89% to 17,430 in 2002 from 159,124 in 2001. While fixed line additions totaled 98,525 for PLDT’s prepaid fixed line services, particularly Teletipid and Telesulit, PLDT’s postpaid fixed lines in service declined by 81,095 in 2002.

As of December 31, 2002, PLDT’s postpaid fixed line subscribers totaled 1,849,512. These subscribers accounted for approximately 88% of PLDT’s total fixed lines in service as of December 31, 2002.

Launched in 2000, Teletipid was initially intended as an affordable alternative telephone service for consumers under difficult economic conditions. In 2001, Teletipid eventually became part of PLDT's overall churn and credit risk exposure management and subscriber retention efforts. Teletipid phone kits, each containing Php300 worth of pre-stored call credits, are sold for Php1,700 per unit. Prior to May 1, 2002, Teletipid subscribers were charged based on usage at a rate of Php0.50 per minute for local calls and at the same rates applicable to postpaid fixed line subscribers for national and international long distance calls. Effective May 1, 2002, the local call rate was increased to Php1.00 per minute, but the rates for national and international long distance calls remained unchanged.

In February 2002, PLDT launched a premium variant to Teletipid under the brand name Telesulit. Telesulit phone kits, each containing Php500 worth of pre-stored call credits, are sold for Php1,900 per unit. Effective February 1, 2003, the local call rate for Telesulit was increased to Php1.00 per minute from Php0.75 per minute, while the national and international long distance rates are the same as those applicable to Teletipid and postpaid fixed line subscribers. A Teletipid subscriber migrating to Telesulit will be able to retain the same telephone number.

As of December 31, 2002, PLDT’s active prepaid fixed line subscribers totaled 243,027, of which 121,054 were Teletipid subscribers and 121,973 were Telesulit subscribers. These subscribers accounted for approximately 12% of PLDT’s total fixed lines in service.

A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php300 in the case of Teletipid and Php500 in the case of Telesulit. Reloads are valid for two months. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within four months for Teletipid and within one month for Telesulit after the expiry of the last reload. All sales of prepaid Teletipid and Telesulit cards, whether through dealers or through PLDT's business offices, are non-refundable.

Pursuant to a currency exchange rate adjustment mechanism authorized by the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 = US$1.00. In 2002, we implemented 13 upward adjustments and six downward adjustments in our monthly local service rates, compared to four upward adjustments and ten downward adjustments in 2001. The average peso-to-dollar rate in 2002 was Php51.583 = US$1.00, compared to the average of Php51.009 = US$1.00 in 2001. This change in the average peso-to-dollar rate translated to a peso depreciation of 1.2%, which resulted in a 1.1% average net increase in our monthly local service rates in 2002.

To attract new fixed line subscribers and retain existing ones, PLDT has introduced additional value-added products and services such as Caller ID and txt 135. Caller ID allows subscribers to identify callers by telephone number, and it is now bundled at special rates with other value-added phone services, such as call waiting, call forwarding, 3-party conference calling and speed calling. txt 135 allows one-way text messaging from PLDT fixed lines to Smart and Piltel GSM handsets and is capable of international text messaging.

The ratio of PLDT fixed lines in service per PLDT employee improved from 161 at December 31, 2001 to 172 at December 31, 2002. This improvement is a result of the net increase in PLDT's fixed lines in service coupled with a reduction of PLDT’s workforce. In 2002, employee headcount was reduced by 6% mainly as a result of PLDT’s ongoing manpower reduction program, bringing its workforce down to 12,131 at year-end.

International Long Distance Service

Our international long distance revenues, which we generate through our international gateway facilities, consist of:

  inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls;

  access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

  outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international long distance business for the years ended December 31, 2001 and 2002:

	Years Ended December 31,
	2001	2002

Consolidated international long distance revenues (in millions)	Php11,544	Php10,957
Inbound	9,075	8,778
Outbound	2,469	2,179

International call volumes (in million minutes, except call ratio)(1)
PLDT Group(2)	3,276	2,815
Inbound	3,108	2,644
Outbound	168	171
Inbound-outbound call ratio	18.5:1	15.5:1

PLDT	2,814	2,576
Inbound	2,648	2,409
Outbound	166	167
Inbound-outbound call ratio	16.0:1	14.4:1

_____________

(1) Call volumes for the year ended December 31, 2001 have been restated to conform with our 2002 financial statement presentation, which includes interconnection traffic.

(2) Excludes cellular call volumes.

Our consolidated international long distance revenues declined by Php587 million, or 5%, to Php10,957 million in 2002 from Php11,544 million in 2001, primarily as a result of lower inbound call volumes. The percentage contribution of international long distance revenues to our total fixed line revenues also declined in 2002 to 23% from 24% in 2001.

Our revenues from inbound international long distance calls decreased by Php297 million, or 3%, to Php8,778 million in 2002 from Php9,075 million in 2001. The decrease was due mainly to the combined effects of lower call volumes and continued declines in the average international termination rates, partially offset by the positive impact of the depreciation of the average value of the peso relative to the U.S. dollar.

Our inbound international long distance call volumes decreased by 15% to 2,644 million minutes in 2002 from 3,108 million minutes in 2001 due to the following factors:

  increased competition from alternative means of long distance communications, particularly e-mail, international text messaging and Internet telephony;

  more inbound calls terminating directly to cellular subscribers; and

  our policy requiring certain second and third tier international carriers to prepay in order for us to accept their incoming traffic. Although this policy had a negative impact on our inbound international long distance revenues in 2002, we expect that this will help us achieve a more stable revenue base and control uncollectible accounts over the longer term.

The depreciation of the peso increased our inbound international long distance revenues in peso terms because settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies and translated into pesos at the prevailing exchange rates at the time of billing.

Our revenues from outbound international long distance calls declined by Php290 million, or 12%, to Php2,179 million in 2002 from Php2,469 million in 2001. The decline was due primarily to reductions in our average international direct dialing, or IDD, rates brought about by discounts granted to corporate customers and other large accounts and operator-assisted call charges, partially offset by higher outbound call volumes and the positive effect of the depreciation of the average value of the peso against the U.S. dollar.

Effective February 2001, PLDT reduced its IDD rates for retail customers from US$0.49 per minute for off-peak hours and US$0.69 per minute for peak hours to a flat rate for retail customers of US$0.40 per minute applicable to all call destinations at any time and any day of the week. Additionally, in November 2001, PLDT introduced Budget Card, a prepaid call card offering a reduced IDD rate of US$0.24 per minute for calls to the United States, Canada and Hawaii. Budget Cards are sold in a denomination of Php200, which must be used within 24 hours of activation.

Our outbound international long distance call volumes grew by 2% to 171 million minutes in 2002 from 168 million minutes in 2001 on account of:

  reduced average IDD rates; and

  various marketing initiatives, including automatic activation of the IDD service for qualified subscribers, innovative pricing packages for corporate accounts and loyalty programs for high-valued customers.

The depreciation of the peso increased our outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates that are billed to our subscribers in pesos at the prevailing exchange rates at the time of billing.

National Long Distance Service

Our national long distance revenues consist of:

  per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

  access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the years ended December 31, 2001 and 2002:

	Years Ended December 31,
	2001	2002

Consolidated national long distance revenues (in millions)	Php8,367	Php8,191
National long distance call volumes (in million minutes)
PLDT Group	2,780	2,181
PLDT	2,756	2,145

Our national long distance revenues decreased by Php176 million, or 2%, to Php8,191 million in 2002 from Php8,367 million in 2001 due to the combined effects of the (1) decrease in call volumes resulting mainly from cellular substitution and (2) changes in PLDT’s interconnection arrangements with the majority of other local exchange carriers. Accordingly, the percentage contribution of national long distance revenues to our fixed line revenues was down to 17% in 2002 from 18% in 2001.

Our national long distance call volumes decreased by 22% to 2,181 million minutes in 2002 from 2,780 million minutes in 2001. Cellular substitution and the widespread availability and growing popularity of alternative non-voice means of communications, particularly cellular text messaging and e-mail, have negatively affected call volumes.

In the latter part of 2001, PLDT simplified its rates for calls to fixed line subscribers and for those terminating to cellular subscribers resulting in an overall rate increase. For calls terminating to fixed line subscribers, the applicable rates from January to November 1, 2001 ranged from Php3.00 to Php5.00 per minute, depending on distance and time of call. In line with its move towards rate simplification, PLDT simplified these rates to a flat rate of Php4.50 per minute effective November 2, 2001. At the same time, PLDT also simplified its rates for calls terminating to cellular subscribers from a range of Php10.00 to Php16.00 per minute to a uniform rate of Php13.75 per minute. Effective March 1, 2003, the rate for calls terminating to other local exchange carriers increased from a flat rate of Php4.50 per minute to Php5.00 per minute. Through rate simplification, we aim to simplify our tariff structure in order to enhance the competitiveness of our products and services and increase our operating efficiencies. We adopted these simplified pricing plans with a view to maximizing our national long distance revenues.

On May 1, 2001, PLDT entered into a new interconnection arrangement with the majority of other local exchange carriers. Under this arrangement, the originating carrier pays (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network and (2) an access charge of Php1.00 per minute to the terminating carrier. PLDT maintains revenue-sharing arrangements with a few other local exchange carriers, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity.

The decrease in our national long distance revenues in 2002 compared to 2001 was, however, mitigated by the impact of the following:

  changes in interconnection arrangements with cellular operators;

  increase in national direct dialing rates; and

  launch of PLDT Premium Phone Services.

PLDT has reached an agreement with cellular operators to reduce the access charges it pays for calls terminating to cellular subscribers. Effective January 2002, PLDT pays access charges of Php4.50 per minute, down from the Php6.50 per minute it paid for the period from July to December 2001. Prior to July 2001, PLDT was paying access charges ranging from a low of Php7.69 per minute to a high of Php10.94 per minute for calls terminating to cellular subscribers, depending on whether the calls were local or long distance.

Launched in 2001, PLDT Premium Phone Services allow customers to choose from a range of service applications, such as appointment-booking services for selected embassies (including, among others, the U.S. and Australian embassies in the Philippines), spiritual and love counseling, joining television-based game shows, celebrity chatting, downloading and sending of ring tones and logos, televoting, and job postings. PLDT charges an average of Php10.00 per minute for these premium phone services.

Data and Other Network Services

While the other major segments of our fixed line business posted lower revenues in 2002 compared to 2001, our data and other network services consistently registered increasing revenue growth. Revenues from these services grew by Php704 million, or 15%, to Php5,480 million in 2002 from Php4,776 million in 2001. The percentage revenue contribution of these services to our fixed line revenues increased to 11% in 2002 from 10% in 2001. We expect that demand for, and therefore revenues generated from, these services will continue to grow in the foreseeable future.

Data and other network services we currently provide include:

  traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services;

  broadband/packet-based/Internet-based services — frame relay, ATM, IP-VPN, DSL, Internet gateway, and wholesale DS3; and

  other packet-based switching services — Datapac and integrated services digital network, or ISDN.

The foregoing services are used for the following:

  domestic and international communication;

  broadband data transmission services that transmit data over a range of frequencies and/or bandwidth into several narrower bands;

  Internet exchange services that provide ISPs with a primary connection to the global Internet to exchange local traffic generated within the Philippines;

  private networking services that use the public Internet as a backbone for private interconnection between different locations;

  switch-based services, provided through a fixed bandwidth transmission facility, that allow establishment of a dedicated connection for the duration of the call; and

  international packet-based services, provided through bilateral arrangements and global alliances that integrate voice, video and data.

Traditional bandwidth services accounted for 57% of the total revenues from PLDT’s data and other network services for 2002, broadband/IP-based services accounted for 38%, and other services accounted for the remaining 5%, compared to 67%, 29% and 4%, respectively, for 2001. These percentage changes indicate a shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services. We expect this trend to continue given the growing demand for broadband transmission of voice, data and video due to the continued growth of the Internet, e-commerce and other online services.

In May 2002, PLDT launched a pay-per-use dial-up Internet service under the brand name PLDT Vibe, which is available on a postpaid or prepaid basis to PLDT’s fixed line subscribers. Charges for this service are Php0.25 per minute for off-peak hours, which are from 10:01 p.m. to 6:00 a.m., and Php0.50 per minute for peak hours, which are from 6:01 a.m. to 10:00 p.m. With the launch of PLDT Vibe, PLDT now offers two residential Internet service packages targeting separate markets: PLDT Vibe for light to medium Internet users and myDSL broadband for heavy Internet users. As of December 31, 2002, the number of PLDT’s postpaid fixed line subscribers that signed up for PLDT Vibe was 60,878, while the number of subscribers to PLDT DSL and myDSL broadband services rose to 10,896 and 4,203 at the end of 2002 and 2001, respectively.

In August 2002, PLDT launched Shops.work, a network solution that allows the electronic linking of retail stores providing, among others, sales and inventory reports, up-to-date and real-time monitoring of sales and inventory, and on-line access to head offices.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. In 2002, these revenues increased by Php410 million, or 363%, to Php523 million from Php113 million in 2001, and accounted for approximately 1% of our fixed line revenues in 2002.

Wireless

Our wireless business segment offers cellular services as well as satellite, VSAT, and other services.

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2001 and 2002 by service segment:

	Years Ended December 31,
	2001	%	2002	%
	(pesos in millions)

Wireless services:
Cellular	Php31,627	98	Php45,375	99
Satellite, VSAT and others	762	2	683	1
Total	Php32,389	100	Php46,058	100

Our wireless service revenues increased considerably by Php13,669 million, or 42%, to Php46,058 million in 2002 from Php32,389 million in 2001 mainly as a result of the continued strong growth in revenues generated from Smart’s cellular service. Accordingly, as a percentage of our consolidated operating revenues, wireless service revenues rose to 48% in 2002 from 41% in 2001.

Cellular Service

Our cellular service revenues consist of:

  revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards;

  monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our GSM service customers in excess of allotted free text messages and (4) charges for value-added services, net of related content provider costs;

  revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service;

  revenues associated with the sale of handsets and phone kits; and

  other charges, including those for reconnection and migration.

Our cellular service revenues in 2002, increased by Php13,748 million, or 43%, to Php45,375 million from Php31,627 in 2001 as a result of the significant increase in our GSM subscriber base, partially offset by declining usage per subscriber. Cellular service revenues accounted for 47% of our consolidated operating revenues in 2002, compared to 40% in 2001.

We market nationwide cellular communications services through Smart and Piltel under the brand names Smart Buddy, Smart Gold, addict mobile, and Talk 'N Text. Smart Buddy is a prepaid service while Smart Gold and addict mobile are postpaid services, all provided through Smart's digital GSM network. addict mobile was introduced in April 2003. Talk 'N Text is a prepaid service provided using Smart’s GSM network marketed by Piltel pursuant to a facilities service agreement between Smart and Piltel. Before Smart decommissioned its analog enhanced total access communications system, or ETACS, network in December 2002, it had also offered analog prepaid and postpaid services under the brand names BillCrusher and PriceBuster, respectively. Prior to 2002, Piltel had also offered analog prepaid and postpaid services under the brand names Phone Pal and Mobiline, respectively.

The significant increase in our cellular service revenues in 2002 was largely driven by our large GSM subscriber base coupled with sustained subscriber growth. The table below shows our cellular subscriber base as of December 31, 2001 and 2002:

	Years Ended December 31,
	2001	2002

Cellular subscribers	6,368,850	8,599,306
Smart	4,893,844	6,825,686
GSM	4,641,666	6,825,686
Prepaid	4,569,616	6,649,038
Postpaid	72,050	176,648
Analog(1)	252,178	—
Prepaid	87,429	—
Postpaid	164,749	—
Piltel(2)	1,475,006	1,773,620
GSM Prepaid	1,329,326	1,773,620
Analog(1)	145,680	—
Prepaid	76,473	—
Postpaid	69,207	—

_____________

(1)     Smart closed down its analog/ETACS network in December 2002. Piltel ceased to offer its analog/CDMA prepaid and postpaid services at the end of 2002.

(2)   Piltel does not offer postpaid GSM services.

As of December 31, 2002, Smart's prepaid GSM subscriber base grew by 46% to 6,649,038 from 4,569,616 at December 31, 2001, whereas Smart's postpaid GSM subscriber base increased by 145% to 176,648 at December 31, 2002 from 72,050 at December 31, 2001. Of Smart's 6,825,686 GSM subscribers at December 31, 2002, prepaid subscribers accounted for 97%, while postpaid subscribers accounted for the remaining 3%. Piltel’s prepaid GSM subscribers reached 1,773,620 as at December 31, 2002, representing a 20% increase from its 1,475,006 subscribers at December 31, 2001.

The following table provides a breakdown of our cellular revenues as of and for the years ended December 31, 2001 and 2002:

	Years Ended December 31,
	2001	2002

Cellular revenues (in millions)	Php31,627	Php45,375
Usage (1)	20,157	30,483
Others (2)	11,470	14,892

_____________

(1)     Refers to GSM and analog voice and data revenues

(2)     Includes handset, phone kit and other non-usage revenues

Usage revenues from voice and data services, which include all voice traffic and value-added services such as voice mail and international roaming as well as text messaging-related services, increased by Php10,326 million, or 51%, to Php30,483 million in 2002 from Php20,157 million in 2001 due mainly to an increase of our cellular subscriber base, partially offset by a decrease in our revenue per user.

As a result of our increasing GSM subscriber base, volumes for both domestic and international calls increased by 52% in 2002 to 3,252 million minutes from 2,142 million minutes in 2001. Domestic call volumes, which include voice traffic originating from our cellular subscribers and terminating within our cellular network and to other cellular and fixed line networks, increased by 54% to 2,288 million minutes in 2002 from 1,487 million minutes in 2001. In addition, international call volumes, both inbound and outbound, grew significantly to 964 million minutes in 2002 from 655 million minutes in 2001, representing an increase of 47%.

During 2002, our SMS system handled 19,558 million outbound messages, an increase of 39% from the 14,055 million outbound messages handled during 2001. We implemented a two-phase reduction of our free text message allocation to subscribers. The first phase, effective September 15, 2001, reduced the allocation by one-third, while the second phase, effective January 1, 2002, reduced the allocation by another one-third of the original allocation, resulting in a total reduction of two-thirds.

Revenues from our analog services have been declining as analog subscribers have been migrating to GSM service. Smart decommissioned its analog enhanced total access communications system, or ETACS, network in December 2002 while Piltel ceased to offer its analog/CDMA service at the end of 2002.

Prior to July 2001, Smart and Piltel received interconnection fees at an average of Php8.50 per minute for calls originating from fixed line subscribers. Effective July 1, 2001, these fees were reduced to Php6.50 per minute and then further reduced to Php4.50 per minute effective January 1, 2002. Also, prior to July 2001, Smart and Piltel received and paid interconnection fees of Php1.00 per minute for calls originating from/terminating to another cellular operator's network. Effective July 1, 2001, these fees were increased to Php3.00 per minute and then further increased to Php4.50 per minute effective January 1, 2002.

Effective January 1, 2003, the termination rate for calls terminating to fixed line subscribers increased from Php2.00 per minute to Php2.50 per minute, which will further increase to Php3.00 per minute effective January 1, 2004. Effective February 1, 2003, international long distance calls passing through our cellular network facility terminating to cellular subscribers are charged a termination rate of US$0.16 per minute, an increase from the previous rate of US$0.12 per minute. Effective January 1, 2004, calls terminating to cellular subscribers originating from fixed line subscribers will be charged a termination rate of Php4.00 per minute, a decrease from the previous rate of Php4.50 per minute.

Handset and Other Non-Usage Revenues

Our cellular revenues include revenues from the sale of handsets, phone kits and other non-usage revenues amounting to Php14,892 million, an increase of 30% over the Php11,470 million recorded in 2001. The increase was attributable to higher gross activations in our GSM subscribers.

GSM Churn Rates

Churn, or the rate at which existing subscribers have their service canceled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the simple average of the numbers of subscribers at the beginning and at the end of a month, all divided by the number of months in the same period.

A prepaid cellular subscriber is recognized as an active subscriber when that subscriber activates and uses the SIM card in the handset, which already contains Php100 worth of pre-stored air time. Subscribers can then reload by purchasing prepaid call-and-text cards that are sold in denominations of Php300, Php500 and Php1,000 or, in the case of Smart’s prepaid subscribers, by purchasing additional air time through their handsets using Smart Money. Reloads are valid for two months. A prepaid GSM account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. As a result, a subscriber would not be recognized in churn for up to four to six months after the subscriber may have stopped using the service to make calls or send messages (although the subscriber may continue to receive calls and messages). These effects may cause our calculated churn rate for a period to be lower than the actual rate at which subscribers are ceasing to use Smart's and Piltel’s services, and may contribute to more rapid growth in calculated churn following periods of rapid subscriber growth.

For Smart's prepaid GSM subscribers, the average monthly churn rate for 2002 was 3.2%, compared to 1.8% for 2001. Smart's churn has been influenced by several factors, particularly the slowdown of the Philippine economy, which negatively affected the ability of some subscribers to afford the service. Piltel’s Talk 'N Text experienced churn for 2002 at an average rate of 5.7%, an increase from 2.7% in 2001.

As part of our initiatives to address the increase in churn rate, we introduced PureTxt 100 on August 18, 2002. The card was designed as an alternative for Smart Buddy and Talk 'N Text subscribers who may temporarily be unable to afford the “call and text” cards with higher denominations. Once a PureTxt 100 card was loaded, the incoming and outgoing voice-call capabilities of the subscriber were temporarily deactivated until such time that the subscriber reloaded with a “call and text” card” in a denomination of at least Php300. PureTxt 100 cards came with a free allocation of 10 text messages and were valid for one month.

In May 2003, we introduced SmartLoad, an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for and accessible to Smart Buddy and Talk 'N Text subscribers. These “over-the-air” reloads, which have both voice and text functions, are packaged in smaller denominations of Php30, Php60 and Php115, but have shorter validity periods of 3 days, 6 days and 12 days, respectively. Like PureTxt 100, we believe that SmartLoad will encourage subscribers to stay within our cellular network instead of churning and re-subscribing at a later time. We have ceased production of PureTxt 100 cards in anticipation that our PureTxt subscribers will eventually avail of SmartLoad.

The average monthly churn rate for Smart's postpaid GSM subscribers in 2002 was 2.3%, compared to 3.3% in 2001. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Total revenues from these services in 2002 amounted to Php683 million, a decrease of Php79 million, or 10%, from Php762 million in 2001.

Information and Communications Technology

Our information and communications technology business is conducted by ePLDT, a wholly-owned subsidiary of PLDT. ePLDT was formed in August 2000 and started commercial operations in February 2001. ePLDT's principal business activities are the operation of an Internet data center under the brand name Vitroä; two wholly-owned call centers, namely Vocativ and Parlance; and Infocom, an ISP. Granted pioneer status as an Internet data center by the Philippine Board of Investments, Vitroä provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall. ePLDT also operates Infocom, our ISP, which was transferred from PLDT to ePLDT in December 2001 in line with the reorganization of our businesses into three major business segments.

ePLDT is engaged in the call center business through the following subsidiaries:

  Parlance, a 100%-owned call center facility capable of accommodating 520 seats exclusively for one of the largest direct-to-home service providers in the United States for customer support and billing requirements. Parlance commenced commercial operations in June 2002;

  Vocativ, a 100%-owned call center facility capable of accommodating 500 seats exclusively for clients of a global provider of customer relationship management services. Vocativ commenced commercial operations in April 2002; and

ePLDT sold its entire 51% interest in Contact World on June 30, 2003. Contact World, a call center facility capable of accommodating 200 seats, provides services that include customer acquisition, retention and growth, customer care and support, receivables management, help desk and technical support to various companies. Contact World commenced commercial operations in June 2001.

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, as described in “Item 4. Information on the Company — Business — Information and Communications Technology — Infrastructure and Services — Other Investments.”

In 2002, our information and communications technology business generated total revenues of Php941 million, an increase of Php472 million, or 101%, over the Php469 million in 2001. These revenues accounted for less than 1% of our consolidated operating revenues in each of the years 2002 and 2001. Vitroä contributed revenues of Php296 million, ePLDT’s call center business Php299 million and Infocom Php346 million, representing 31%, 32% and 37%, respectively, of the total revenues from our information and communications technology business in 2002. Infocom’s revenue contribution in 2002 represented an increase of Php12 million, or 4%, over its revenue contribution of Php334 million in 2001. Going forward, we expect revenues from our call center business to contribute significantly to our information and communications technology revenues with the full commercial operations of Parlance and Vocativ and the growing demand for call center services.

Consolidated Operating Expenses

Our consolidated operating expenses in 2002 decreased by Php8,136 million, or 9%, to Php80,565 million from Php88,701 million in 2001. The decrease was due primarily to lower amortization expenses of goodwill and a lower amount of impairment charges recognized in 2002. As a percentage of our consolidated operating revenues, consolidated operating expenses decreased to 84% in 2002 from 112% in 2001 as a result of an increase in wireless revenues.

The following table shows the break-down of our total consolidated operating expenses for the years ended December 31, 2001 and 2002 by business segment:

	Years Ended December 31,
	2001	2002
	(pesos in millions)

Fixed line services	Php31,965	Php35,831
Wireless services	49,987	43,283
Information and communications technology services	1,117	1,451
Total	Php83,070	Php80,565

Fixed Line

Consolidated operating expenses related to our fixed line business in 2002 totaled Php35,831 million, an increase of Php3,866 million, or 12%, compared to Php31,965 million in 2001.

The following table shows the break-down of our total consolidated fixed line-related operating expenses for the years ended December 31, 2001 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
	2001	%	2002	%
	(in millions)
Fixed line services:
Depreciation and amortization	Php8,820		Php13,902
Compensation and benefits	7,444		7,723
Provision for doubtful accounts	2,827		3,629
Maintenance	3,252		3,243
Selling and promotions	1,050		2,700
Professional and other service fees	1,008		1,018
Rent	832		868
Taxes and licenses	408		507
Other operating costs	1,676		1,699
Total	Php31,965		Php35,831

Depreciation and amortization charges increased by Php5,081 million, or 58%, to Php13,902 million in 2002 mainly due to higher depreciation of our asset base primarily resulting from additional completed projects.

Compensation and benefits increased by Php279 million, or 4%, to Php7,723 million in 2002 mainly due to Collective Bargaining Agreement related salary increases and partly offset by the impact of PLDT’s ongoing manpower reduction program and lower overtime costs.

Provision for doubtful accounts increased by Php802 million, or 28%, to Php3,629 million in 2002 on account of higher provision for anticipated uncollectible accounts from various specifically identified second-tier international telecommunications carriers. To address the receivable issue, PLDT has adopted a prepayment policy as a prerequisite for its acceptance of incoming international traffic from these carriers. Provision for doubtful accounts in 2002 was equivalent to 7% of its operating revenues, compared to 6% in 2001.

Maintenance expenses decreased by Php9 million to Php3,243 million primarily due to lower maintenance costs for PLDT’s outside and inside plant facilities. The reduction in maintenance costs for these facilities was partially offset by higher electricity expense that resulted from increased power consumption coupled with increased power rates.

Selling and promotion expenses increased by Php1,650 million, or 157%, to Php2,700 million mainly due to higher commissions paid to dealers for the sale of prepaid cards.

Professional and other service fees increased by Php10 million, or 1%, to Php1,018 million because of consultancy fees incurred by PLDT Global relating to the establishment and operation of global points of presence, partially offset by lower advisory, consultancy and payment facility expenses incurred by PLDT as a result of streamlining its outsourced services.

Rental expense increased by Php37 million, or 4%, to Php868 million mainly due to higher rental charges incurred by PLDT for its international leased circuit requirements.

Taxes and licenses increased by Php99 million, or 24%, to Php507 million mainly on account of higher provision for NTC supervision and regulation fees (see Note 24 to our financial statements in Item 18 for a discussion relating to NTC supervision and regulation fees).

Other operating costs increased by Php24 million, or 1%, to Php1,699 million primarily due to higher travel, training and related expenses, partly offset by lower number of contractual employees and the overall reduction in other costs as a result of our cost-cutting efforts.

Wireless

Consolidated operating expenses associated with our wireless business in 2002 totaled Php43,283 million, a decrease of Php6,705 million, or 13%, from Php49,987 million in 2001.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2001 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
	2001	2002
	(in millions)
Wireless services
Cost of cellular handsets sold	Php13,232	Php15,981
Depreciation and amortization	7,516	3,493
Selling and promotions	2,416	2,906
Compensation and benefits	1,744	2,710
Rent	1,570	1,972
Maintenance	1,369	1,436
Professional and other service fees	1,242	1,299
Provision for doubtful accounts	310	535
Taxes and licenses	511	588
Asset impairment charge	19,470	10,865
Other operating costs	608	1,498
Total	Php49,987	Php43,283

Cost of cellular handsets sold increased by Php2,749 million, or 21%, to Php15,981 million mainly due to an increase in GSM cellular subscribers both for Smart and Piltel.

Depreciation and amortization charges decreased by Php4,023 million, or 54%, to Php3,493 million mainly due to an asset impairment charge in 2001 for Smart’s analog/ETACS and Piltel’s analog/CDMA assets which reduced the depreciable value of Smart’s and Piltel’s assets. Having complied with the requirements set out by the NTC, Smart closed down the operation of its analog/ETACS network in December 2002.

Selling and promotion expenses increased by Php490 million, or 20%, to Php2,906 million, mainly due to increased gross activations of our cellular subscribers in 2002. Effective August 1, 2002, we reduced maximum commission paid to dealers for prepaid phone kit sales from a range of Php1,000 to Php1,300 per unit sold (depending on the volume purchased) in the form of prepaid “call and text” cards to Php800 in cash per prepaid phone kit. An additional 1% rebate is given on cash purchases.

Compensation and benefits increased by Php966 million, or 55%, to Php2,710 million primarily due to increased salaries and benefits of Smart’s employees coupled with accrued long-term incentive plan benefits for managers and executives of Smart. Smart's employee headcount increased from 5,035 as of December 31, 2001 to 5,330 as of December 31, 2002 mainly due to the integration of TSI into Smart on December 1, 2002. TSI was the largest dealer of Smart.

Rental expense increased by Php402 million, or 26%, to Php1,972 million on account of higher site rentals incurred by Smart for its growing number of cell sites and base stations in line with its network expansion; increased operational requirements for satellite, microwave link and circuit facilities; and higher office space rentals due to increased wireless business centers. As of December 31, 2002, Smart had 2,110 GSM cell sites and 2,777 base stations, compared with 1,570 GSM cell sites and 2,091 base stations as of December 31, 2001.

Maintenance expense increased by Php67 million, or 5%, to Php1,436 million due to higher maintenance costs incurred by Smart relating to additional network equipment for its growing number of cell sites.

Professional and other service fees increased by Php57 million, or 5%, to Php1,299 million mainly as a result of increased technical service fees incurred by Smart.

Provision for doubtful accounts increased by Php225 million, or 73%, to Php535 million due to an increase in Smart’s provision for doubtful carrier accounts mainly on account of an increase in Smart’s postpaid subscriber base and Smart’s adoption of a more stringent provisioning policy.

Taxes and licenses increased by Php77 million, or 15%, to Php588 million due mainly to the increase in Smart’s and Piltel’s real property tax, municipal licenses and taxes, and NTC supervision and license fees. See Note 24 to our financial statements in Item 18 for a discussion relating to NTC supervision and regulation fees.

Asset impairment charges decreased by Php8,604 million, or 34%, to Php10,865 million in 2002 on account of impairment charges relating to Piltel’s E.O. 109 limited mobility wireless local loop assets. Impairements relating to Smart’s analog/ETACS and Piltel’s analog/CDMA assets were fully recognized in 2001. Smart’s customer list on its analog/ETACS service had been fully written off as at December 31, 2001 and as such, no similar write off was taken in 2002.

Other operating costs increased by Php890 million, or 146%, to Php1,498 million primarily due to increases in Smart’s various other operating expenses, such as insurance, facility usage fees, travel and transportation, and communications expenses.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business in 2002 totaled Php1,549 million, an increase of Php343 million, or 28%, from Php1,206 million in 2001. The increase was due principally to the full commercial operations of ePLDT and its newly formed subsidiaries. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business decreased to 164% in 2002 from 257% in 2001. The three largest expense items related to our information and communications technology business in 2002 were maintenance, compensation and benefits, and depreciation and amortization, representing [25%], [23%] and [22%], respectively, of our total operating expenses related to this business. In comparison, the three largest expense items related to our information and communications technology business in 2001 were rent, professional and other service fees, and depreciation and amortization, representing [30%], [17%] and [16%], respectively, of our total operating expenses related to the same business.

Net Operating Income

Our consolidated net operating income in 2002 was Php14,971 million, compared to a net operating loss of Php9,576 million in 2001. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved to positive 15% in 2002 from negative 12% in 2001.

The following table shows the break-down of our consolidated net operating income for the years ended December 31, 2001 and 2002 by business segment: [update table]

	Years Ended December 31,
	2001	%	2002	%
	(pesos in millions)

Fixed line services	Php17,625		Php3,932
Wireless services	(22,268)		11,046
Information and communications technology services	(737)		(608)
Total	Php(9,573)	100	Php14,975	100

Fixed Line

In 2002, our fixed line business segment contributed an operating income of Php3,827 million, which was lower by Php13,797 million, or 78%, than Php17,624 million in 2001. This lower operating income contribution was due largely to an asset impairment charge of Php11,596 million in respect of Piltel’s E.O. 109 assets.

Wireless

Our wireless business segment registered an operating income of Php11,149 million in 2002, compared to an operating loss of Php22,269 million in 2001. This marked improvement was due to a substantial increase of Php5,784 million in Smart's operating income contribution in 2002 to reach Php11,911 million from Php6,127 million in 2001.

Information and Communications Technology

In 2002, our information and communications technology business segment posted an operating loss of Php608 million, a decrease of Php129 million, or 18%, compared to an operating loss of Php737 million incurred in 2001. These operating losses reflect the start-up nature of ePLDT’s businesses and those of ePLDT’s subsidiaries.

Other Expenses – Net

The following table shows our consolidated other expenses – net for the years ended December 31, 2001 and 2002:[table updated per note 19 but does not match f/s in 2001]

	Years Ended December 31,
	2001	2002
	(in millions)

Interest expenses and related items	Php17,043	Php16,006
Capitalized interest	(2,404)	(1,344)
Subtotal	Php14,639	Php14,662
Interest and other income	(1,458)	(2,567)
Other expenses – net	10,654	4,587
Total	Php23,835	Php16,682

On a consolidated basis, our other expenses, net of other income, decreased by Php1,500 million, or 8%, to Php16,682 million in 2002 from Php18,182 million in 2001 due to the combined effects of:

  an increase in interest expense and related items, net of capitalized interest, of Php23 million attributable mainly to (1) a decrease in interest expense of Php858 million due to the debt restructuring of Piltel and (2) a decrease of Php171 million in Mabuhay Satellite’s interest expense due to debt payments and lower interest rates mainly on Mabuhay Satellite’s foreign currency-denominated loans bearing fluctuating interest rates. The above decreases were partially offset by (1) a net increase of Php12 million in PLDT’s interest expense and related items mainly due to the inclusion of the tender premium of Php518 million related to our tender offer for notes due 2003 and 2004 completed in May 2002, which was substantially offset by the combined effects of lower interest rates, particularly LIBOR, and amortizations and prepayments of various loans in 2002; (2) an increase of Php302 million in Smart’s interest expense due to a higher level of indebtedness in 2002; (3) a net increase of Php7 million in other subsidiaries’ interest expenses, and (4) decrease in capitalized interest.;

  an increase in interest and other income of Php1,109 million mainly due to a net gain of Php633 million resulting from PLDT’s termination of an interest rate swap agreement;

  a decrease of Php6,067 million in other expenses–net due mainly to decrease in impairment losses of Php5,653 million, a decrease in Php826 million in equity partially offset by an increase in foreign currency swap costs by Php207 million; and

  equity in net losses of investees.

Loss Before Income Tax and Minority Interest

Our loss before income tax and minority interest in net losses of consolidated subsidiaries in 2002 was Php1,707 million, a decrease of Php26,048 million, or 94%, from a loss of Php27,755 million in 2001.

Our consolidated provision for income tax in 2002 increased by Php3,761 million, or 590%, to Php3,125 million from a carry forward benefit Php636 million in 2001.

In 2002, our effective corporate tax rate on a consolidated basis was 16%. Our effective corporate tax rate was lower than the 32% statutory corporate tax rate due to the following:

  the effect of a three-year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status it awarded to Smart's GSM network expansion project;

  income already subjected to a final tax; and

  equity in net income of our subsidiaries, which has already been subject to tax and therefore, as income to PLDT, is no longer subject to income tax.

Smart's three-year income tax holiday, which will expire in May 2004, applies to the incremental income generated from its GSM network expansion. We expect our effective tax rate to increase following the expiration of the tax holiday granted to Smart.

Net Loss

As a result of the foregoing factors our consolidated net loss in 2002 stood at Php4,477 million, an improvement of Php23,302 million, or 84%, over our consolidated net loss of Php27,779 million in 2001. This improvement was largely due to the Php[7,777] million net income contribution of our cellular business for 2002, a [171]% increase over its net income contribution of Php[2,874] million for 2001.

Basic and diluted loss per share of common stock amounted to Php[73.94] in 2002, compared to basic and diluted loss per share of Php[135.75] in 2001, after giving retroactive effect to stock dividend declarations.

2001 Compared to 2000

Consolidated Operating Revenues

Our consolidated operating revenues grew by Php17,179 million, or 28%, to Php79,128 million in 2001 compared with Php61,949 million in 2000 largely as a result of the continuing strong growth of our wireless business. Our cellular business contributed Php31,627 million in revenues for 2001, an increase of 103% from Php15,576 million in 2000. Our cellular revenues, which was derived mostly from its cellular operations, accounted for 40% of our consolidated operating revenues in 2001, compared with 25% in 2000.

The following table shows the break-down of our total consolidated operating revenues for the years ended December 31, 2000 and 2001 by business segment:

	Years Ended December 31,
	2000	%	2001	%
	(pesos in millions)

Fixed line services	Php45,352	73	Php46,270	58
Wireless services	16,358	26	32,389	41
Information and communications technology services	239	1	469	1
Total	Php61,949	100	Php79,128	100

Fixed Line

In 2001, our fixed line business generated revenues of Php46,270 million, an increase of Php918 million, or 2%, from Php 45,352 million in 2000. The increase was mainly due to increases in revenues from our local exchange service and data and other network services, partially offset by decreases in our national and international long distance revenues. However, our fixed line revenues dropped to 58% of consolidated operating revenues in 2001 from 73% in 2000 due to the significant growth in our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 2000 and 2001 by service segment:

	Years Ended December 31,
	2000	%	2001	%
	(in millions)
Fixed line services:
Local exchange	Php18,739	41	Php21,470	47
International long distance	13,226	29	11,544	25
National long distance	10,453	23	8,367	18
Data and other network	2,925	7	4,776	10
Miscellaneous	9	0	113	––
Total	Php45,352	100	Php46,270	100

Our consolidated operating revenues from our fixed line business of Php46,270 million for the year ended December 31, 2001 are presented net of inter-segment revenues of Php[159] million. There were no inter-segment revenues for the year ended December 31, 2000 from our fixed lines business.

Local Exchange Service

The components of our local exchange revenues are described under "— 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — Local Exchange Service."

The following table summarizes key measures of our local exchange service business segment as of and for the years ended December 31, 2000 and 2001:

	Years Ended December 31,
	2000	2001

Consolidated local exchange revenues (in millions)	Php18,739	Php21,470
Number of fixed lines in service
PLDT Group	1,999,922	2,174,082
PLDT(1)	1,915,985	2,075,109
Number of PLDT employees	13,285	12,915
Number of PLDT fixed lines in service per PLDT employee	144	161

________________

(1) Approximately 99% and 93% were postpaid fixed line subscribers as of December 31, 2000 and 2001, respectively.

Revenues from our local exchange service increased by Php2,731 million, or 15%, to Php21,470 million in 2001 compared with Php18,739 million in 2000 principally due to:

  currency-related adjustments in our monthly local service rates; and

  higher average number of billed fixed lines in service.

As a percentage of total fixed line revenues our local exchange service revenues increased to 47% in 2001 from 41% in 2000.

During 2001, we implemented ten upward and four downward adjustments in our monthly local service rates to reflect the movements of the peso-to-dollar exchange rate pursuant to a currency adjustment mechanism allowed by the NTC. During 2000, we implemented 12 upward adjustments and one downward adjustment. Under this mechanism, we increase or decrease our monthly local service rates by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 = US$1.00. Following a depreciation of the peso, we increase our local exchange service rates after giving 15 days' prior notice to the NTC; conversely, we decrease our local exchange service rates immediately following an appreciation of the peso. The average peso-to-dollar exchange rate in 2001 was Php51.009 = US$1.00, compared to the average of Php44.179 = US$1.00 in 2000. Rate adjustments under this mechanism relating to this 15% depreciation of the peso resulted in a 16% net increase in our average monthly local service rates, thus increasing our local exchange revenues.

Despite lower gross fixed line additions in 2001, PLDT achieved a higher number of net additional fixed lines in service because of a lower number of disconnections during the year than in 2000. Gross additions to PLDT's fixed lines in service in 2001 totaled 427,349, lower by 11% than last year's gross additions of 477,515. On a net basis, PLDT added 159,124 fixed lines in 2001, higher by 4% than the net additions of 153,516 in 2000.

The increase in PLDT's net fixed line additions was mainly attributable to Teletipid, PLDT's prepaid fixed line service. Launched in August 2000, Teletipid was initially intended by PLDT as an alternative affordable telephone service for consumers under difficult economic conditions. At the end of 2000, PLDT had 13,905 Teletipid subscribers, all of which were new subscribers. However, in 2001, Teletipid was incorporated into PLDT's overall churn and credit risk exposure management and subscriber retention efforts. In 2001, the number of additional Teletipid subscribers was 130,597, of which 82,002, or 63%, were new subscribers and 48,595, or 37%, were migrated from PLDT's postpaid fixed line service, instead of being disconnected from the service for non-payment of bills. As of December 31, 2001, active Teletipid subscribers reached 144,502, representing 7% of PLDT's total fixed lines in service.

Teletipid phone kits, each containing Php300 of pre-paid air time, are sold for Php1,700 per unit. Teletipid prepaid subscribers are charged based on usage at a rate of Php0.50 per minute for local calls and at the same rates applicable to postpaid fixed line subscribers for national and international long distance calls.

To stimulate fixed line subscriber take-up, effective November 13, 2000, PLDT reduced installation fees by approximately 41%, from Php3,376.59 to Php1,999, for postpaid residential subscribers and by approximately 35%, from Php5,396.31 to Php3,500, for business subscribers. PLDT also introduced additional value-added products and services, such as Caller ID and TxT 135, in order to attract new subscribers and retain existing ones. Caller ID allows subscribers to identify callers by telephone number, while TxT 135 allows one-way text messaging from PLDT fixed lines to Smart and Piltel GSM handsets. TxT 135 is also capable of international text messaging.

The ratio of PLDT fixed lines in service per PLDT employee improved from 144 in 2000 to 161 in 2001 due to the increase in PLDT's fixed lines in service and the impact of PLDT's manpower reduction program. PLDT's workforce was reduced by 370 employees, or 3%, in 2001 primarily as a result of the manpower reduction program.

International Long Distance Service

The components of our international long distance revenues are described under “— 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — International Long Distance Service.

The following table shows information about our international long distance business for the years ended December 31, 2000 and 2001:

	Years Ended December 31,
	2000	2001

Consolidated international long distance revenues (in millions)	Php13,226	Php11,544
Inbound	9,930	9,075
Outbound	3,296	2,469
International call volumes (in million minutes, except call ratio)(1)
PLDT Group(2)	2,457	3,276
Inbound	2,313	3,108
Outbound	144	168
Inbound-outbound call ratio	16.1:1	18.5:1
PLDT	2,378	2,814
Inbound	2,237	2,648
Outbound	141	166
Inbound-outbound call ratio	15.9:1	16.0:1

________________

(1)     Call volumes for the year ended December 31, 2001 have been restated to conform with our 2002 financial statement presentation, which includes interconnection traffic.

(2)     Excludes cellular call volumes.

Our consolidated international long distance revenues decreased by Php1,682 million, or 13%, to Php11,544 million in 2001 from Php13,226 million in 2000 as a result of declines in revenues from both inbound and outbound international calls. Our international long distance revenues as a percentage of our total fixed line revenues also decreased to 25% in 2001 from 29% in 2000.

Our revenues from inbound international long distance calls for 2001 decreased by Php855 million, or 9%, to Php9,075 million principally due to continued declines in international termination rates. This decrease was partially offset by the effects of the peso depreciation against the U.S. dollar and higher call volumes.

On January 1, 2000, we adopted the U.S. FCC benchmark accounting rate of US$0.38 per minute for inbound international calls, which represented a settlement rate of US$0.19 per minute for international long distance traffic between the Philippines and the United States. Since then, our termination rates for inbound calls from the United States have continued to decline to levels below the U.S. FCC benchmark accounting rate. Termination rates for inbound calls from other countries have declined as well.

The depreciation of the peso increased our inbound international long distance revenues in peso terms because settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies, that are translated into pesos at the prevailing exchange rates at the time of billing.

Our inbound international long distance call volumes increased by 34% to 3,108 million minutes in 2001 largely due to:

  our enhanced competitiveness from flexible pricing that was made possible by our adoption of the U.S. FCC benchmark accounting rate of US$0.38 per minute for inbound international calls one year earlier than the target date set by the U.S. FCC; and

  our recovery of traffic previously lost to unauthorized traffic termination and bypass routings by international simple resale operators.

Beginning September 2001, PLDT adopted a policy requiring prepayment from certain second and third tier international carriers as a prerequisite for accepting their incoming traffic. This prepayment policy also contributed to the decline in revenues from inbound traffic. Although this prepayment policy has negatively impacted our inbound international long distance revenues in the near term, we expect that over the longer term this policy will help us achieve a more stable revenue base and control uncollectible accounts.

Our revenues from outbound international long distance calls for 2001 declined by Php827 million, or 25%, to Php2,469 million primarily due to substantial reductions in our international direct dialing or IDD rates, partially offset by the effects of the peso depreciation against the U.S. dollar and higher call volumes. PLDT reduced its IDD rates for outbound calls an average of US$1.507 per minute to as low as US$0.49 per minute for off-peak hours and US$0.69 per minute for peak hours effective June 15, 2000. Effective February 1, 2001, PLDT further reduced these rates to a flat rate of US$0.40 per minute applicable to all call destinations at any time and any day of the week.

The depreciation of the peso increased our outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates that are billed to our subscribers in pesos at the prevailing exchange rates at the time of billing.

Our outbound international long distance call volumes grew by 17%, from 144 million minutes in 2000 to 168 million minutes in 2001, as a result of:

  substantial reductions of our IDD rates; and

  implementation of our various marketing initiatives, including innovative pricing packages for large accounts and loyalty programs for high-value customers.

National Long Distance Service

The components of our national long distance revenues are described under "— 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — National Long Distance Service."

The following table shows our national long distance revenues and call volumes for the years ended December 31, 2000 and 2001:

	Years Ended December 31,
	2000	2001

Consolidated national long distance revenues (in millions)	Php10,453	Php8,367
National long distance call volumes (in million minutes)
PLDT Group	3,274	2,780
PLDT	3,255	2,756

Our national long distance revenues declined by Php2,086 million, or 20%, to Php8,367 million in 2001 from Php10,453 million in 2000 due to the combined effects of the following:

  lower call volumes;

  reduced national direct dialing, or NDD, rates; and

  changes in interconnection arrangements and the percentage of calls subject to revenue sharing with other carriers.

Likewise, national long distance revenues decreased to 18% of our total fixed line revenues in 2001 from 23% in 2000.

Our national long distance call volumes decreased by 15% to 2,780 million minutes in 2001 compared with 3,274 million minutes in 2000. Cellular substitution and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly e-mail and cellular text messaging, have negatively affected call volumes. The integration of some of our local exchanges into single local calling areas effective August 2000, as mandated by the NTC, has also negatively affected our national long distance call volumes. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

In 2001, PLDT implemented changes in its NDD rates for calls to fixed line subscribers and for those terminating to cellular subscribers. For calls to fixed line subscribers, PLDT reduced its NDD rates from a range of Php3.25 to Php6.60 per minute to a range of Php3.00 to Php5.00 per minute effective May 1, 2001. On November 2, 2001, PLDT rebalanced these rates to a flat rate of Php4.50 per minute. For calls terminating to cellular subscribers, PLDT reduced its NDD rates from a range of Php12.69 to Php14.69 per minute to a uniform rate of Php12.50 per minute effective November 2, 2001. Rate rebalancing aims to simplify our tariff structure in order to enhance the competitiveness of our products and services, increase our operating efficiencies, and provide cost savings to our customers. We adopted these simplified pricing plans with a view to stabilizing our national long distance revenues going forward.

In 2001, 72% of PLDT's national long distance call volumes were subject to revenue sharing with other carriers, compared to 70% in 2000.

On May 1, 2001, PLDT entered into an agreement with the majority of other local exchange carriers. Under the new arrangement, the originating carrier pays access charges of (1) Php0.50 per minute for short haul or Php1.25 per minute for long haul traffic to the carrier owning the backbone network and (2) Php1.00 per minute to the terminating carrier. PLDT maintains revenue sharing arrangements with a few other local exchange carriers whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and another 30% for the terminating entity.

PLDT has also reached a favorable settlement in its negotiations with different cellular operators on access charges for calls terminating to cellular subscribers. Effective July 2001, access charges paid by PLDT to cellular operators were reduced to Php6.50 per minute for local and long distance calls, and, effective January 2002, access charges paid by PLDT were further reduced to Php4.50 per minute. Prior to July 2001, PLDT paid interconnection charges ranging from a low of Php7.69 to a high of Php10.94 per minute for calls terminating to cellular subscribers, depending on whether the calls were local or long distance.

Data and Other Network Services

In 2001, data and other network services registered the highest percentage growth in revenues among our fixed line services, continuing the trend in the last two years.

The components of our data and other network revenues are described under "— 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — Data and Other Network Services."

Of our total revenues from data and other network services in 2001, traditional bandwidth services accounted for 67%, broadband/IP-based services accounted for 29%, and other services accounted for the remaining 4%, compared with 71%, 25% and 4%, respectively, in 2000.

Revenues from our data and other network services grew by Php1,851 million, or 63%, to Php4,776 million in 2001 compared with Php2,925 million in 2000. Revenues from our data and other network services also increased to 10% of our total fixed line revenues in 2001 from 7% in 2000.

In 2001, we continued to broaden our service offerings with the launch of new services, such as outsourced remote dial-up access services and an Internet protocol-based networking service, and expansion or enhancement of some of the existing ones, including increasing the capacity of our Internet gateway service and accelerating the deployment of our DSL infrastructure.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. For 2001, these revenues increased by Php104 million to Php113 million from Php9 million in 2000, and accounted for 0.2% of our 2001 total fixed line revenues.

Wireless

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2000 and 2001 by service segment:

	Years Ended December 31,
	2000	%	2001	%
	(in millions)
Wireless services:
Cellular	Php15,576	95	Php31,627	98
Satellite, VSAT and others	782	5	762	2
Total	Php16,358	100	Php32,389	100

Wireless service revenues increased by Php16,031 million, or 98%, to Php32,389 million in 2001 from Php16,358 million in 2000 mainly as a result of the continuing strong growth in our cellular service revenues. As a percentage of consolidated operating revenues, our wireless service revenues rose to 41% in 2001 from 26% in 2000.

Cellular Service

The components of our cellular service revenues are described above under “— 2002 Compared to 2001 — Consolidated Operating Revenues — Wireless — Cellular Service.”

Our cellular service revenues in 2001 increased by Php16,051 million, or 103%, to Php31,627 million from Php15,576 in 2000. Cellular service revenues accounted for approximately 40% of our consolidated operating revenues in 2001, compared to 25% in 2000.

We market our cellular services under the brand names Smart Buddy, Smart Gold, BillCrusher, PriceBuster, Talk 'N Text, Phone Pal and Mobiline. Smart Buddy and Smart Gold are services provided using Smart’s digital GSM network, while BillCrusher and PriceBuster are offered through Smart’s analog/ETACS network. Smart Buddy and BillCrusher are prepaid services, while Smart Gold and PriceBuster are postpaid services. Talk 'N Text is provided by Piltel using Smart's GSM network, while Phone Pal and Mobiline are offered through Piltel's analog/CDMA network. Talk 'N Text and Phone Pal are prepaid services, while Mobiline is a postpaid service.

The substantial increase in our cellular service revenues was driven by the strong growth in our cellular subscriber base. The table below shows our cellular subscriber base as of December 31, 2000 and 2001:

	Years Ended December 31,
	2000	2001

Cellular subscribers	3,515,293	6,368,850
Smart	2,858,479	4,893,844
GSM	2,331,005	4,641,666
Prepaid	2,263,322	4,569,616
Postpaid	67,683	72,050
Analog	527,474	252,178
Prepaid	282,529	87,429
Postpaid	244,945	164,749
Piltel	656,814	1,475,006
GSM Prepaid	368,578	1,329,326
Analog	288,236	145,680
Prepaid	200,042	76,473
Postpaid	88,194	69,207

Smart's prepaid GSM subscriber base increased by 2,306,294, or 102%, to 4,569,616, whereas Smart's postpaid GSM subscriber base grew by 4,367, or 6%, to 72,050. Prepaid subscribers accounted for 98% of Smart's 4,641,666 GSM subscribers at December 31, 2001, while postpaid subscribers accounted for the remaining 2%. In contrast, Smart's prepaid analog subscriber base declined by 69% to 87,429 at December 31, 2001 from 282,529 at December 31, 2000, while Smart's postpaid analog subscriber base decreased by 33% to 164,749 at December 31, 2001 from 244,945 at December 31, 2000. Overall, Smart's analog subscriber base decreased during the year by 52% to 252,178 at the end of 2001.

At December 31, 2001, Piltel's GSM subscriber base increased by 960,748, or 261%, to 1,329,326 from 368,578 at the end of 2000. In contrast, Piltel's prepaid analog subscriber base declined by 62% to 76,473 at December 31, 2001 from 200,042 at December 31, 2000, while Piltel's postpaid analog subscriber base decreased by 22% to 69,207 at December 31, 2001 from 88,194 at December 31, 2000. Overall, Piltel's analog subscriber base decreased during the year by 49% to 145,680 at the end of 2001.

The following table provides a breakdown of our cellular revenues as of and for the years ended December 31, 2000 and 2001:

	Years Ended December 31,
	2000	2001

Cellular revenues (in millions)	Php15,576	Php31,627
Usage (1)	11,840	20,157
Others (2)	3,736	11,470

_____________

(1)       Refers to GSM and analog voice and data revenues

(2)     Includes handset, phone kit and other non-usage revenues

Our cellular service revenues are predominantly generated by our GSM service as revenues from our analog service have been decreasing due to the declining analog subscriber base coupled with decreasing usage.

Usage revenues from voice and data services, which include all voice traffic and value-added services such as voice mail and international roaming as well as text messaging-related services, increased by Php8,317 million, or 70%, to Php20,157 million in 2001 from Php11,840 million in 2000 due mainly to the 81% increase of our cellular subscriber base.

As a result of the substantial increase in our GSM subscriber base, volumes for both domestic and international calls grew by 75% in 2001 to 2,142 million minutes from 1,226 million minutes in 2000. Domestic call volumes, which include voice traffic originating from our cellular subscribers and terminating within our cellular network and to other cellular and fixed line networks, increased by 65% to 1,487 million minutes in 2001 from 901 million minutes in 2001. In addition, international call volumes, both inbound and outbound, increased to 655 million minutes in 2001 from 325 million minutes in 2000, representing an increase of 102%.

Prior to July 2001, Smart and Piltel received interconnection fees at an average of Php8.50 per minute for calls originating from fixed line subscribers. Effective July 2001, these fees were reduced to Php6.50 per minute and were further reduced to Php4.50 per minute effective January 2002. Also prior to July 2001, Smart and Piltel received and paid interconnection income and charges, respectively, of Php1.00 per minute for calls originating/terminating in another cellular operator's network. Effective July 2001, these charges were increased to Php3.00 per minute and further increased to Php4.50 per minute effective January 2002.

During 2001, our SMS system handled 14,055 million outbound messages, an increase of 232% from the 4,235 million messages handled during 2000. We implemented a two-phase reduction of its free text message allocation to subscribers. The first phase, effective September 15, 2001, reduced the allocation by one-third, while the second phase, effective January 1, 2002, reduced the allocation by a further one-third of the original allocation resulting in a total reduction of two-thirds.

Handset and Other Non-Usage Revenues

Our cellular revenues include revenues from the sale of handsets, phone kits and other non-usage revenues amounting to Php11,470 million in 2001, an increase of 30% over the Php3,736 million recorded in 2000. The increase was attributable to higher gross activations in our GSM subscribers.

GSM Churn Rates

For Smart's prepaid GSM subscribers, the average monthly churn rate for 2001 was 1.8%, compared to 0.4% in 2000. Smart's churn rate in 2001 was influenced by several factors, including:

  The general economic slowdown in the Philippines, which negatively impacted some subscribers' abilities to afford the service;

  Technological advances, which necessitated the upgrading of SIM cards. The introduction of Smart zedÔ and Smart Money in late 2000 required our customers to upgrade earlier issued SIM cards to new, more advanced ones capable of supporting these services. This cancellation and replacement of existing SIM cards contributed to increased churn. This phenomenon may recur as Smart continues to introduce enhanced SIM cards as they become available and encourages its subscribers to upgrade to make use of Smart's various value-added services; and

  Network quality in the first half of 2001, which may have contributed to the increased churn rate during the second half of 2001. As Smart went through rapid subscriber growth in the first half of 2001, its network at times struggled to cope with the increased traffic. Since then, however, Smart has invested heavily in increasing its network capacity.

The average monthly churn rate for Smart's postpaid GSM subscribers for each of the years 2000 and 2001 was 3.4% and 3.3%, respectively. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 30 days of redirection, the account is disconnected. Within this 30-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via SMS.

Talk 'N Text's average monthly churn rate for 2001 was 2.7%, increasing from 1.0% in January 2001 to 4.6% in December 2001. We believe Piltel's GSM service churn rate in 2001 was influenced by the general economic slowdown in the Philippines, which may have negatively impacted some subscribers' abilities to afford the service. In addition, because churn for Talk 'N Text is computed in an identical manner to that of Smart's prepaid GSM service, a subscriber would not be recognized in churn for up to four to six months after the subscriber may have stopped using the service.

Analog Churn Rates

The churn rate for Smart’s prepaid and postpaid analog subscribers is computed in the same way as that for its prepaid and postpaid GSM subscribers. The average monthly churn rate for Smart’s prepaid analog subscribers in 2001 increased to 8.8% from 3.0% in 2000 while the average monthly churn rate for Smart’s postpaid analog subscribers was 3.3%, a decrease from 4.9% for 2000.

The average monthly churn rate for 2001 for Piltel’s prepaid analog/CDMA service was 10.67%.

Satellite, VSAT and Other Services

Our revenues from satellite and VSAT services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies. In 2001, revenues derived from these services amounted to Php762 million, a decrease of Php20 million, or 3%, from the Php782 million in 2000. ACeS Philippines, our satellite phone service provider, started to roll out fixed satellite terminals in the last quarter of 2001.

Information and Communications Technology

Revenues generated from our information and communications technology business in 2001 amounted to Php469 million, increasing by Php230 million, or 96%, from Php239 million in 2000, and accounting for less than 1% of our consolidated revenues in each of these two years. Infocom contributed revenues of Php334 million, an increase of Php95 million, or 40%, over its revenue contribution of Php239 million in 2000. ePLDT, which started commercial operations only on February 5, 2001, contributed revenues of Php97 million from VitroTM operations. Our call center business contributed revenues of Php36 million to our information and communications technology business.

Consolidated Operating Expenses

Our consolidated operating expenses in 2001, increased by Php32,567 million, or 64%, to Php83,070 million from Php50,503 million in 2000.

The following table shows the break-down of our total consolidated operating expenses for the years ended December 31, 2000 and 2001 by business segment:

	Years Ended December 31,
	2000		2001
	(pesos in millions)

Fixed line services	Php30,273		Php31,965
Wireless services	19,919		49,987
Information and communications technology services	310		1,117
Total	Php50,503	100	Php83,070	100

Fixed Line

Consolidated operating expenses related to our fixed line business totaled Php31,965 million in 2001, an increase of Php1,692 million, or 6%, from Php30,273 million in 2000 largely as a result of higher depreciation and amortization charges.

The following table shows the break-down of the total consolidated fixed line-related operating expenses for the years ended December 31, 2000 and 2001 and the percentage of each expense item to the total:

	Years Ended December 31,
	2000	2001
	(in millions)
Fixed line services:
Depreciation and amortization (1)	Php7,508	Php8,820
Compensation and benefits	7,316	7,725
Maintenance	3,142	3,307
Provision for doubtful accounts	2,361	2,880
Selling and promotions	1,990	1,366
Professional and other service fees	1,112	1,008
Rent	840	954
Taxes and licenses	540	408
Other operating costs	2,259	2,416
Total	Php27,336	Php29,281

_____________

(1) Includes depreciation of capitalized foreign exchange losses from revaluation of net dollar liabilities of Php4,590 million in 2001 and Php3,283 million in 2000.

Our consolidated operating expenses related to our fixed line business of Php29,281 million for the year ended December 31, 2001 are presented net of inter-segment expenses of Php927 million. There were no inter-segment expenses for the year ended December 31, 2000 related to our fixed line business.

Depreciation and amortization charges increased by Php1,441 million, or 19%, to Php9,217 million due to an expanding depreciable asset base mainly as a result of completed projects.

Compensation and benefits slightly increased by Php409 million, or 6%, to Php7,725 million. This increase reflects the salary increases granted to PLDT's non-supervisory employees pursuant to a new three-year collective bargaining agreement signed in March 2001.

Maintenance expenses increased by Php165 million, or 5%, to Php3,307 million primarily due to the effect of the peso depreciation on dollar-denominated maintenance costs, relating principally to the maintenance of our domestic fiber optic network.

Provision for doubtful accounts increased by Php519 million, or 22%, to Php2,880 million on account of higher provision for anticipated uncollectible accounts from various second-tier international telecommunications carriers. To address the receivable problem with these second-tier carriers, PLDT adopted a prepayment policy as a prerequisite for PLDT's acceptance of their incoming international traffic. [Our provision for doubtful accounts in 2001 is equivalent to approximately 3% of our operating revenues, compared to approximately 4% in 2000.]

Selling and promotion expenses decreased by Php624 million, or 31%, to Php1,366 million mainly due to a significant drop in PLDT's advertising and public relations expenses during the second half of 2001.

Professional and other service fees declined by Php104 million, or 9%, to Php1,008 million as a result of the reduction of PLDT's consultancy and payment facility expenses. The decrease in PLDT's consultancy and payment facility expenses was a result of the streamlining of our outsourced services in line with our cost reduction initiatives.

Rental expense increased by Php114 million, or 14%, to Php954 million due mainly to the effect of the peso depreciation on dollar-denominated rental of international satellite circuits.

Taxes and licenses decreased by Php132 million, or 24%, to Php408 million mainly on account of lower radio licenses and permit fees paid in 2001 than in 2000 and lower property taxes resulting from disposal of some of PLDT's idle real properties.

Other operating costs increased by Php157 million, or 7%, to Php2,416 million primarily due to Piltel-related expenses.

Wireless

Consolidated operating expenses associated with our wireless business in 2001 totaled Php62,563 million, an increase of Php37,890 million, or 154%, from Php24,673 million in 2000. A significant portion of this increase was due to higher cost of cellular handsets sold, selling and promotion expenses, depreciation and amortization charges and the asset impairment charge for Smart’s analog/ETACS and Piltel’s analog/CDMA assets in 2001 and the write-off of the customer list relating to Smart’s analog/ETACS service in 2001. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business was 155% in 2001 from 140% in 2000.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2000 and 2001 and the percentage of each expense item to the total:

	Years Ended December 31,
	2000	%	2001	%
	(in millions)
Wireless services:
Cost of cellular handsets sold	Php8,145	33	Php15,866	25
Depreciation and amortization	4,464	18	6,949	11
Selling and promotions	2,446	10	7,427	12
Compensation and benefits	1,506	6	1,775	3
Maintenance	830	3	1,357	2
Rent	699	3	1,435	2
Professional and other service fees	384	2	870	1
Taxes and licenses	204	1	322	1
Provision for doubtful accounts	556	2	310	1
Amortization of goodwill	4,359	18	5,781	9
Asset impairment charge	––	––	16,720	27
Write-off of customer list	––	––	2,077	3
Other operating costs	1,080	4	1,674	3
Total	Php24,673	100	Php62,563	100

Our consolidated operating expenses related to our wireless business of Php24,673 and Php62,563 million for the years ended December 31, 2000 and 2001 are presented net of inter-segment expenses of Php991 million and Php699 million, respectively.

Cost of cellular handsets sold increased by Php7,721 million, or 95%, to Php15,866 million resulting from changes in the prices and production life of popular handset models coupled by the increase in Smart’s and Piltel’s subscriber base.

Depreciation and amortization charges increased by Php2,485 million, or 56%, to Php6,949 million due to an expanding depreciable asset base mainly as a result of continued significant expansion and upgrading of Smart's GSM network.

Selling and promotion expenses increased by Php4,981 million, to Php7,427 million, on account of higher dealer discounts and value-added services-related expenses reclassified to wireless operating revenues.

Compensation and benefits rose by Php269 million, or 18%, to Php1,775 million primarily due to an increase in Smart's employee headcount from 3,453 as of December 31, 2000 to 5,035 as of December 31, 2001 to meet the staffing requirements of a rapidly expanding cellular network and subscriber base.

Maintenance expense increased by Php527 million, or 63%, to Php1,357 million as a result of increased maintenance costs for Smart's additional cellular network equipment.

Rental expense increased by Php736 million, or 105%, to Php1,435 million on account of higher site rentals incurred by Smart for its increasing number of base stations and mobile switching centers.

Professional and other service fees increased by Php486 million, or 127%, to Php870 million due to higher professional fees paid to technical consultants for the operation and maintenance of Smart's GSM network.

Taxes and licenses increased by Php118 million, or 58%, to Php322 million as a result of increased NTC supervision fees and radio permit fees.

Provision for doubtful accounts decreased by Php246 million, or 44%, to Php310 million reflecting lower provisioning for anticipated uncollectible accounts due to the declining postpaid analog subscriber base.

Amortization of goodwill increased by Php1,422 million, or 33% to Php5,781 million mainly due to a full-year goodwill amortization in 2001 in relation to Smart’s acquisition, as compared to the recognition of goodwill amortization subsequent to the purchase of Smart in March 2000.

Asset impairment charge increased by Php16,720, or 100%, in 2001 on account of charges amounting to Php3,782 million and Php12,938 million recognized by Smart and Piltel for their analog/ETACS and analog/CDMA assets, respectively. The following impairment indicators led to the recognition of impairments charges by Smart and Piltel for their analog assets: decline in subscriber numbers for analog cellular services, migration of customers from analog services to GSM services and generally declining ARPUs.

Write-off of customer list pertaining to Smart’s analog/ETACS service increased by Php2,077 million, or 100% in 2001 in line with the recognition of an asset impairment charge in respect of Smart’s analog/ETACS assets.

Other operating costs increased by Php594 million, or 55%, to Php1,674 million attributable to Smart’s provisioning for handset inventory obsolescence and increases in various operating expenses, such as printing and office supplies.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business amounted to Php1,206 million in 2001, an increase of Php870 million, or 259%, from Php336 million in 2000. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business rose to 257% in 2001 from 141% in 2000, reflecting increased costs brought about by ePLDT's commercial operations that started on February 5, 2001 and the start-up nature of ePLDT's businesses and subsidiaries. Rent, professional and other service fees, and depreciation and amortization comprised the top three highest expenses, contributing 30%, 17% and 16%, respectively, to total operating expenses related to our information and communications technology business.

Net Operating Income

Our consolidated net operating loss in 2001 amounted to Php5,380 million, compared to an operating income of Php11,321 million in 2000. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) was negative 6% in 2001 compared to positive 18% in 2000.

The following table shows the break-down of our consolidated net operating income for the years ended December 31, 2000 and 2001 by business segment:

	Years Ended December 31,
	2000	%	2001	%
	(pesos in millions)

Fixed line services	Php18,482		Php17,624
Wireless services	(3,656)		(22,809)
Information and communications technology services	(72)		(735)
Total	Php11,446	100	Php(9,573)	100

Fixed Line

In 2001, our fixed line business segment contributed an operating income of Php17,625 million, a decrease of Php857 million, or 5%, from Php18,482 million in 2000. Although the declines in our national and international long distance revenues were more than offset by the increases in revenues from our local exchange service and data and other network services, the overall increase in our consolidated fixed line operating revenues was insufficient to cover the increase in consolidated fixed line-related operating expenses, particularly depreciation and amortization charges.

Wireless

Our wireless business segment registered an operating loss of Php22,268 million in 2001, as against an operating loss of Php7,064 million in 2000. The increase in net operating loss was attributable to asset impairment charges recognized both by Smart and Piltel in 2001.

Information and Communications Technology

In 2001, our information and communications technology business segment posted an operating loss of Php737 million, an increase of 660% from an operating loss of Php97 million incurred in 2000. This significant increase in operating losses was attributable to ePLDT, which started commercial operations only on February 5, 2001, as mentioned earlier.

Other Expenses — Net

The following table shows our consolidated other expenses – net for the years ended December 31, 2000 and 2001:

	Years Ended December 31,
	2000	2001
	(in millions)

Interest expense and related items	Php16,812	Php17,043
Capitalized interest	(2,603)	(2,404)
Subtotal	Php14,209	Php14,639
Interest and other income	(2,885)	(1,458)
Other expenses (income)	33,075	5,001
Total	Php44,399	Php18,182

On a consolidated basis, our other expenses, net of other income, decreased by Php26,217 million, or 59%, to Php18,182 million in 2001 from Php44,399 million in 2000 due to the combined effects of:

  an increase in interest expense and related items, net of capitalized interest, of Php775 million mainly due to an increase in PLDT’s interest expenses of Php1,084 million in respect of its foreign-currency denominated liabilities as a result of the peso depreciation, partially offset by the decreases in interest expenses of Smart and Mabuhay Satellite amounting to Php370 million and Php63 million, respectively;

  a decrease in interest and other income of Php1,446 million due a one-time gain of Php924 million realized by PLDT from the termination of a foreign currency swap agreement in 2000; and

  a decrease in other expense-net largely due to foreign exchange losses in 2000 attributable to our dollar-denominated liabilities. At December 31, 2000, the exchange rate was Php49.986 = US$1.00, equivalent to a 24% depreciation of the peso relative to the rate at the end of 1999.

Loss Before Income Tax and Minority Interest

In 2001, our effective corporate tax rate was 26% on a consolidated basis. Our effective corporate tax rate was lower than the 32% statutory corporate tax rate due to differences between our consolidated income as shown on our financial statements and our taxable income, as well as the effect of a three year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status awarded to Smart's GSM network expansion project. Our taxable income is different from income as shown on our financial statements because a portion of our financial income consists of interest income already subject to 20% final tax and equity in net income of our subsidiaries, which has also been subject to tax and therefore, as income to PLDT, is not subject to income tax. Smart's three year income tax holiday will expire in May 2004 and applies to the incremental income generated from its GSM network expansion. We expect our effective tax rate to increase following the expiration of Smart's tax holiday.

In 2001, our loss before income tax and minority interest in net losses of consolidated subsidiaries was Php27,755 million, from a net loss of Php32,953 million in 2000.

Consolidated provision for income tax in 2001 decreased by Php4,811 million, or 76%, to Php1,545 million from Php6,356 million in 2000.

Net Loss

As a result of the foregoing our consolidated net loss in 2001 stood at Php27,779 million, as against a net loss of Php23,086 million in 2000. The substantial net loss posted in 2001 was largely due to impairment charge aggregating Php[16,720] million in respect of Smart’s analog/ETACS assets and Piltel’s analog/CDMA assets. In 2000, the substantial net loss was attributable to foreign exchange losses of Php32,173 million due to a 24% peso depreciation during 2000.

Accordingly, loss per common share, both basic and diluted, increased to Php191.74 in 2002 from Php135.75 in 2001. Since the amount of dividends on preferred shares over the equivalent number of common shares were greater than the basic loss per share, the amounts for basic and diluted lossess per share are the same.

Liquidity and Capital Resources

The following table shows our consolidated cash flows, capitalization and other selected financial data as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002
	(in million pesos)
Cash Flows
Net cash provided by operating activities	24,034	21,641	36,869
Net cash used in investing activities	(29,014)	(32,777)	(15,140)
Capital expenditures	27,109	30,554	14,699
Net cash provided by (used in) financing activities	6,035	5,714	(14,975)

	December 31,
		2001	2002
	(in million pesos )
Capitalization
Cash and cash equivalents		4,276	10,974
Short-term debt
Current portion of long-term debt		19,286	19,176
Notes payable		6,462	760
Long-term debt – net of current portion		170,813	171,774
Total debt		196,561	191,710
Stockholders' equity		21,123	14,755
Total capitalization		217,684	206,465

In 2002, PLDT pursued a number of liability management initiatives with the objectives of further improving the balance between its cash flows and debt service requirements and reducing its overall indebtedness.

Through these initiatives, PLDT was able to successfully raise the necessary external financing to fund its operating, investing and debt service requirements. On January 25, 2002, PLDT signed two loan agreements with Kreditanstalt fur Wiederaufbau, or KfW, which provided PLDT with a refinancing facility of US$149 million. On May 2, 2002, PLDT completed a global offering of notes in the aggregate amount of US$350 million with a simultaneous tender offer for its 8.5% Notes due 2003 and 10.625% Notes due 2004, which closed on May 15, 2002. On July 26, 2002, PLDT signed a loan agreement with JBIC for a JP¥9,760 million credit facility under JBIC’s Overseas Investment Loan Program. On September 4, 2002, PLDT signed a US$145 million syndicated multicurrency term loan facility, which is intended to refinance part of the principal amounts outstanding under two existing term loans falling due in 2003.

As of December 31, 2002, consolidated cash and cash equivalents amounted to Php10,974 million. Principal sources of consolidated cash in 2002 were cash flows from operations amounting to Php36,869 million, drawings from existing long-term credit facilities totaling Php32,586 million, and net equity funds raised through PLDT's subscriber investment plan amounting to Php464 million. These funds were used principally for capital outlays of Php14,699 million, including capitalized interest of Php1,344 million and debt payments of Php47,762 million.

Principal sources of consolidated cash in 2001 and 2000 were cash flows from operations amounting to Php21,641 million and Php24,034 million, respectively; drawings from long-term and short-term credit facilities totaling Php17,045 million and Php1,581 million, respectively, in 2001, and Php22,025 million from long-term facilities in 2000; and equity funds raised through the issuance of capital stock amounting to Php232 million in 2001 and Php14,194 million in 2000. These funds were used principally for capital outlays of Php30,554 million (including capitalized interest of Php2,404 million) and payments of long-term debt amounting to Php15,829 million in 2001; and capital outlays of Php27,109 million, (including capitalized interest of Php2,603 million) and payments of long-term debt and short-term amounting to Php30,136 million in 2000.

Operating Activities

On a consolidated basis, net cash flows from operating activities in 2002 amounted to Php36,869 million, an increase of Php15,228 million, or 70%, from Php21,641 million in 2001, mainly reflecting strong earnings growth. In 2001, consolidated operating cash flows decreased by Php2,393 million, or 10% from Php24,034 million in 2000, on account of outstanding liabilities in 2000 settled in 2001.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses. The revenue contribution of these businesses has grown over the last three years with wireless business contributing 48%, 41% and 26% and data business contributing an average of 6% in 2002, 2001 and 2000, respectively. Revenues from our local exchange service accounted for approximately 24% of our consolidated operating revenues in 2002, down from 27% in 2001 and from 30% in 2000.

Our dependence on international and national long distance services has decreased over the past several years. In 2002, 2001 and 2000, these services together accounted for 20%, 25% and 38%, respectively, of our consolidated operating revenues. Revenues from our long distance businesses declined by 4% in 2002 compared to 2001 and by 16% in 2001 compared to 2000 due to cellular substitution and declining prices.

PLDT's contribution to our consolidated cash flows from operations in 2002 was Php17,053 million, an increase of Php4,503 million, or 36%, from Php12,550 million in 2001, which in turn represents a decrease of Php8,512, or 40%, from Php21,062 in 2000. The increase in 2002 was due to a decrease in PLDT’s working capital management, including the decline in level of settlements of certain liabilities outstanding during 2002, compared to 2001. The decrease in 2001, on the other hand, was attributable to settlements in 2001 of certain payables outstanding at the end of 2000.

Our subsidiaries, particularly Smart, contributed significant cash from operations. In 2002, Smart generated cash from operations of Php19,725 million, or approximately 48% of consolidated cash flow from operations. In 2001, Smart generated cash from operations of Php9,923 million, or 43%, of our consolidated cash flow from operations. Smart’s strong cash flows reflect the continuing strong performance of its cellular business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of certain of its lenders. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income, after receiving similar approvals from Finnvera and certain lenders. Smart will be required to obtain further waivers to pay additional dividends in future periods. We cannot assure you that Smart will be able to obtain such waivers in the future, or what amount, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.]

Investing Activities

On a consolidated basis, net cash used in investing activities in 2002 was Php15,140 million, a decrease of Php17,637 million, or 52%, from Php32,777 million in 2001 mainly as a result of Smart's lower capital spending.

Our consolidated capital expenditures in 2002 totaled Php14,699 million, a significant reduction of Php15,855 million, or 52%, from Php30,554 million in 2001 due primarily to Smart’s and PLDT’s lower capital spending. Smart's capital spending of Php6,319 million in 2002 was used to further expand and upgrade its GSM network to meet the increasing demand for cellular services. PLDT's capital outlay of Php6,932 million was principally used to finance the continued build-out of its data and broadband/IP infrastructure and investment in Asia Pacific Cable Network 2. ePLDT and its subsidiaries’ capital spending of Php607 million was used to fund its Internet data center, other Internet-related business initiatives and call center business investments. Other subsidiaries’ capital expenditures totaling Php840 million were attributable mainly to PLDT Global, Mabuhay Satellite and Subic Telecom. In December 2002, Smart acquired certain PLDT assets, consisting of a portion of PLDT’s digital fiber optic cable from Luzon to Mindanao and certain related equipment, valued at Php4,138 million.

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million. Under the Letter of Support, PLDT provided to Piltel Php2,317 million (US$48 million) in 2000, Php2,039 million (US$41 million) in 2001, and Php571 million (US$11 million) in 2002. Drawings under the PLDT Letter of Support are converted into U.S. dollars at the prevailing exchange rates at the time of the investment. As of December 31, 2002, the remaining undrawn balance under the PLDT Letter of Support was US$50 million. If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (aggregate principal of US$8 million as of March 31, 2003), additional drawings under the Letter of Support would likely be required to provide all or a portion of the funds needed by Piltel. We cannot assure you that additional amounts will not have to be drawn under the Letter of Support nor can we predict when the remaining undrawn balance under the Letter of Support will be exhausted. Piltel is currently in discussion with its unrestructured creditors and is seeking to restructure such debt on the terms and conditions of Piltel’s debt restructuring. However, Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debt or other obligations, including its debts or other obligations owed to us and our affiliates.”

For 2003, we anticipate lower capital expenditures and reduced equity investments. Our 2003 budget for consolidated capital expenditures is Php16,000 million, of which Php7,000 million is budgeted to be spent by PLDT for its fixed line data and network services and Php9,000 million is budgeted to be spent by Smart for further expansion and upgrading of its GSM network.

On a consolidated basis, net cash used in investing activities increased in 2001 and 2000 due to Smart’s higher capital spending. On a consolidated basis, net cash used in investing activities increased by Php3,763million, or 20%, to Php32,777 million in 2001 from Php29,014 million in 2000.

Our consolidated capital expenditures increased in 2001 and 2000, primarily due to higher capital spending by Smart in order to expand and upgrade its GSM network to meet the increasing demand for cellular services. During these two years, PLDT's capital outlay was principally used to finance the continued build-out of its data and broadband/IP infrastructure and investment in Asia Pacific Cable Network 2. Our consolidated capital expenditures in 2001 totaled Php30,554 million mainly from Smart's, PLDT's, and ePLDT's and its subsidiaries' capital spending of Php18,191 million, Php8,179 million and Php1,580 million, respectively. Our consolidated capital expenditures of Php27,109 million (including capitalized interest of Php2,603 million) in 2000 was largely attributable to PLDT and Smart.

Financing Activities

On a consolidated basis, we used net cash of Php14,975 million for financing activities in 2002, compared to net cash provided from financing activities of Php5,714 million in 2001 and Php6,035 million in 2000. The net cash used in financing activities in 2002 was higher than in 2001 mainly because of PLDT’s debt payments in line with its ongoing liability management program. The net cash provided by financing activities was likewise higher in 2000 than in 2001 primarily due to proceeds from the issuance of PLDT's common shares to NTT Communications Capital (UK) Limited, or NTTC-UK, a wholly-owned subsidiary of our strategic partner NTT Communications, amounting to Php13,878 million in 2000. On a stand-alone basis, Smart’s financing activities in 2002 used net cash of Php14,209 million, specifically for debt payments in excess of loan drawdowns. Conversely, Smart’s financing activities in 2001 and 2000 provided net cash of Php10,225 million and Php7,618 million, respectively, representing drawings from various credit facilities.

Debt Financing

Additions to our consolidated long-term debt in 2002 totaled Php32,586 million, consisting of (1) proceeds from PLDT's issuance of notes amounting to an aggregate of Php17,625 million (US$350 million) and drawings totaling Php8,746 million, primarily from PLDT’s loan facilities extended and/or guaranteed by various export credit agencies; (2) Smart's drawings of Php6,074 million, principally from its Phase 5 GSM loan facilities; and (3) ePLDT’s drawing of Php141 million from a three-year term loan facility.

Our consolidated indebtedness as of December 31, 2002 was Php191,710 million, lower by Php4,851 million, or 2%, compared to Php196,561 million as of December 31, 2001 due mainly to the reductions of Php3,434 million and Php3,311 million in PLDT’s and Smart’s indebtedness, respectively. PLDT’s non-consolidated indebtedness decreased by 2%, from Php143,477 million as of December 31, 2001 to Php140,044 million as of December 31, 2002, due to debt payments in line with our thrust to reduce PLDT’s overall indebtedness. Smart's indebtedness as of December 31, 2002 stood at Php22,891 million, a decrease of 13% from Php26,202 million as of December 31, 2001.

As of December 31, 2002, PLDT had undrawn committed dollar-denominated long-term credit facilities of US$273 million, inclusive of the US$99 million undrawn portion of the US$149 million KfW refinancing facility and the undrawn US$145 million multicurrency refinancing facility. Smart also had undrawn committed dollar-denominated long-term credit facilities of US$108 million, as of December 31, 2002. In addition, Smart still has available facilities under its €50 million Framework Agreement with HypoVereinsbank up to a maximum aggregate amount of €43 million.

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of our outstanding long-term debt as of December 31, 2002 are as follows:

	Consolidated	Non-consolidated
Maturity	(in millions)

2003	Php19,627	Php11,962
2004	22,415	15,109
2005	28,310	21,029
2006	25,717	20,200
2007 and onwards	94,881	72,087

Approximately Php71,112 million principal amount of our consolidated outstanding long-term debt as of December 31, 2002 is scheduled to mature over the period 2003 to 2005. Of this amount, approximately Php48,100 million is attributable to PLDT, Php18,349 million to Smart, and the remainder to Mabuhay Satellite, MaraTel, ePLDT and Piltel.

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a new US$149 million facility to refinance in part the repayment installments due under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. As of December 31, 2002, drawings under this facility totaled US$50 million (Php2,644 million).

On May 2, 2002, PLDT issued 10.625% Notes due 2007 in the aggregate principal amount of US$100 million and 11.375% Notes due 2012 in the aggregate principal amount of US$250 million. The net proceeds from this debt issue were used mainly (1) to repurchase US$63 million principal amount of 8.5% Notes due 2003 and US$117 million principal amount of 10.625% Notes due 2004 through our tender offer, and US$6 million principal amount of 10.625% Notes due 2004 and US$6 million principal amount of 9.875% Notes due 2005 from the open market and (2) to prepay or repay various loans in the aggregate amount of US$121 million, of which US$53 million (JP¥6,260 million) pertained to the Japanese yen term loan which matured on June 18, 2003 and US$52 million pertained to the US$150 million term loan maturing in December 2003. We will continue to prepay or repay short-term and medium-term debts of PLDT using the remaining proceeds of the bond issue.

On July 26, 2002, PLDT signed a loan agreement with JBIC for a JP¥9,760 million credit facility under JBIC’s Overseas Investment Loan program. This fully drawn facility will amortize beginning March 21, 2005 and will mature on March 21, 2008.

On September 4, 2002, PLDT signed an agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility, which has been split into two tranches, the first of which was drawn in June 2003 and the second of which to be drawn in December 2003, is intended to refinance a portion of the JP¥12,359 million and US$52 million principal amounts outstanding as of December 31, 2002 under a Japanese yen syndicated term loan and a U.S. dollar term loan, respectively, both falling due in 2003. This new syndicated facility will amortize semi-annually beginning June 2004 and will mature in December 2006.

On November 28, 2002, Smart signed a US$100 million five-year term loan facility supported by Nippon Export and Investment Insurance of Japan. This facility will be used to finance equipment and services related to the Phase 6 of Smart’s GSM network expansion.

On May 29, 2003 PLDT obtained a US$12 million term loan facility from DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH. On June 11, 2003, PLDT also signed a JPY5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan. As of June 30, 2003, we have not made any any drawdowns under these two facilities.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests. The basis is Philippine GAAP financial position and results of operations under Philippine GAAP at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments include maintaining a positive tangible net worth and compliance with the following ratios:

  interest coverage ratio, calculated on a non-consolidated basis, excluding PLDT’s equity share in net earnings of subsidiaries and associates, of not less than 150%, 180% or 200%;

  total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

  long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis, ranging from not more than 1.1:1 to not more than 3.0:1;

  current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

  debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

  debt to free cash flow ratio on a non-consolidated basis of not more than 6.0:1 from March 31, 2003 to June 30, 2003, not more than 5.5:1 from September 30, 2003 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 and thereafter.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis as adjusted to exclude Piltel’s debts. These include:

  long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

  total debt to EBITDA of not more than 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter; and

  current ratio ranging from not less than 0.75 to not less than 0.9:1.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value based on the December 29, 1997 exchange rate of Php40.116 = US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of December 31, 2002, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php44,984 million.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. Interest expense may increase as a result of various factors, including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates, and general market conditions. Since approximately 95% of PLDT's total consolidated long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. The peso declined by approximately 1% against the U.S. dollar to an average of Php51.583 = US$1.00 in 2002 from an average of Php51.009 = US$1.00 for the year 2001. At June 30, 2003, the exchange rate was Php53.522 = US$1.00, equivalent to a 0.5% depreciation of the peso relative to the rate at the end of 2002.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of its fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other subsidiaries and associates in assisting in complying with non-consolidated covenants.

We have maintained compliance with all of our financial ratios and restrictive covenants as measured under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our 150% interest coverage and total debt to EBITDA ratios under Philippine GAAP, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement has become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreement that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT's non-consolidated after-tax net income, excluding equity share in net income or losses of investees, after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to (y) the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under this agreement for the 12-month period ending December 31, 2002 was 172% as against the required threshold of not less than 150%.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net income or loss of investees but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under these agreements for the 12-month period ending December 31, 2002 was 290% as against the required threshold of not less than 180%.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net income or loss of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under these agreements for the 12-month period ending December 31, 2002 was 393% as against the required threshold of not less than 200%.

Non-consolidated total debt to EBITDA is the ratio calculated on the basis of Philippine GAAP of (x) PLDT's total indebtedness (not including amounts payable by PLDT to Piltel under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net income or loss of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs. As of December 31, 2002, our non-consolidated total debt to EBITDA calculated on the basis of Philippine GAAP was 4.93:1 as against the required threshold of not more than 6.0:1.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio calculated on the basis of Philippine GAAP of (x) PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (y) the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC. As of December 31, 2002, our non-consolidated long-term indebtedness to appraised value of equity/tangible net worth calculated on the basis of Philippine GAAP was 0.95:1 as against the most restrictive threshold of not more than 1.10:1.

Non-consolidated current ratio is the ratio calculated on the basis of Philippine GAAP of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date. As of December 31, 2002, our non-consolidated current ratio was 1.49:1 as against the most restrictive threshold of not less than 1.20:1.

Debt service coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from subsidiaries, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan, and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in subsidiaries for the 12 months immediately preceding the calculation period plus (3) PLDT’s closing cash balance of the last day of the calculation date to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date. The first calculation date was on March 31, 2003, where our debt service coverage ratio for the 12-month period ending March 31, 2003 calculated on the basis of Philippine GAAP was 1.36:1 as against the required threshold of not less than 1.10:1.

Debt to free cash flow ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s debt less PLDT’s closing cash balance of the last day of the calculation period to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from subsidiaries, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan, and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in subsidiaries for the 12 months immediately preceding the calculation date. The first calculation date was on March 31, 2003, where our debt to free cash flow ratio for the 12-month period ending March 31, 2003 calculated on the basis of Philippine GAAP was 5.1:1 as against the required threshold of not more than 6.0:1.

Our consolidated long-term debt to appraised value of equity/tangible net worth, consolidated total debt to EBITDA and consolidated current ratios during the year 2002, each to be calculated on the basis of Philippine GAAP, remained within the limits stipulated in the various loan agreements, including the most restrictive current ratio threshold of not less 0.9:1.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

  incurring additional indebtedness;

  prepaying other debt;

  making investments;

  extending loans;

  extending guarantees or assuming the obligations of other persons;

  paying dividends or other distributions, or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

  disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

  entering into management contracts providing for the management of its business or operations by a third party;

  creating any lien or security interest;

  permitting set-off against amounts owed to PLDT;

  merging or consolidating with any other company;

  entering into transactions with shareholders and associates; and

  entering into sale and leaseback transactions.

Under the indenture of PLDT's 10.625% Notes due 2007 and 11.375% Notes due 2012, PLDT is required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT's ability to (1) incur debt in the event its ratio of debt to EBITDA calculated on the basis of Philippine GAAP (calculated on a non-consolidated basis based on definitions provided in the same indenture, except under certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1.0 on or prior to December 31, 2003, 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (2) pay dividends, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain restrictions, these covenants also restrict our ability to sell assets and to use the proceeds of these asset sales.

Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on common stock until after December 31, 2004. In addition, under the terms of PLDT's US$145 million multicurrency term facility agreement and JPY5,615 million term loan facility agreement, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0 to 1.0. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2 to 1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (1) the aggregate of NTT Communications' and First Pacific's direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT's outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

Under the terms of our JP¥9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT's stock that would result in NTT Communications holding less than 14.95% of PLDT's voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (1) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (2) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart's GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under both the terms of the US$145 million multicurrency term facility agreement and the terms of our JP¥5,615 million term loan, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change in control offer. A change in control is deemed to occur when (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

PLDT’s debt instruments contain customary and other defaults that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These defaults include:

  cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument. In some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

  failure by PLDT to meet certain financial ratio covenants referred to above;

  the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

  the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

  the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

  the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

  other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Financing Requirements

We believe that our available cash, including cash flow from operations and drawings from existing and anticipated credit facilities, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements [for the next 12 months]. Further, as described above, we have completed a number of initiatives under our liability management program to meet our debt service requirements in the short and medium term.

We continue to pursue various initiatives and financing transactions with the objective of further improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness. In addition, PLDT has reduced its capital expenditures and investments, suspended dividend payments to common shareholders and increased its application of available cash to reduce its indebtedness. Further, we expect to benefit from increasing revenue and cash flow contributions from our subsidiaries, particularly Smart. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income, after receiving similar approvals from Finnvera and certain lenders. Smart will be required to obtain further waivers to pay additional dividends in future periods. We cannot assure that Smart will be able to obtain such waivers in the future or what amount, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart. We intend to secure additional financings from banks and other institutional lenders. Our ability to continue to refinance our debts and the terms on which such refinancing can be obtained will depend on our successful financial and operating performance, conditions affecting the Philippine and international financial markets, the Philippine peso-to-U.S. dollar exchange rate, our credit ratings and other factors, many of which are beyond our control. An inability to repay or refinance our debts could materially and adversely affect our results of operations and financial condition and could result in default on such debts and cross-default and acceleration of substantially all of our other debts.

Credit Ratings

Our credit ratings may significantly affect the terms of our prospective financings, particularly financing costs. On May 30, 2003, Fitch Ratings changed its outlook on PLDT to stable and affirmed its credit rating of “BB-”. On April 30, 2003, Moody’s changed its outlook on PLDT to stable and affirmed its credit rating of “Ba3” and preferred stock rating of “B2”. On April 22, 2003, Standard & Poor’s Ratings Group, or S&P, affirmed its “BB” rating and stable outlook on PLDT. On October 21, 2002, Moody’s and Fitch Ratings also affirmed PLDT’s corporate credit rating at “Ba3”. Earlier, PLDT's corporate credit ratings had been downgraded by S&P to “BB-” in November 2001, by Moody's Investors Service to "Ba3" in January 2002, and by Fitch Ratings and Duff & Phelps to “BB-” in February 2002. However, none of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

On October 29, 2002, Philippine Ratings Services Corporation, or PhilRatings, a credit rating agency in the Philippines, announced its “PRS 1” rating for PLDT’s Php2,000 million One-Year Peso Notes for which the registration was rendered effective by the Philippine SEC on April 9, 2003. PRS 1 is the highest rating possible on PhilRatings’ scale for short-term securities and is based on the issuer’s “strongest capability for timely payment of debt on both principal and interest.”

A credit rating is not a recommendation to purchase, hold or sell securities as much as such rating does not comment as to market price or suitability for a particular investor. In addition, a credit rating is subject to revision or withdrawal at any time by the credit rating assigning organization. We cannot assure you that the credit ratings will remain in effect for any given period or that the ratings will not be revised, downwards or upwards, by the rating agency in the future.

Off-Balance Sheet Arrangements

On October 10, 2002, PLDT entered into a Receivables Purchase Deed with a foreign institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser will have no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except if PLDT commits a breach on its representations and warranties under the Receivables Purchase Deed.

Pursuant to separate Master Receivables Purchase and Sale Agreements with Citibank, N.A., Hong Kong and Charta Corporation of New York, PLDT made sales of eligible receivables from certain foreign carriers totaling US$59 million (Php3,029 million) in 2001 that resulted in losses of US$2 million (Php103 million). In 2002, no receivables were sold under these two agreements. The agreement with Charta Corporation was terminated on June 27, 2002, while the agreement with Citibank N.A., Hong Kong, was terminated on September 18, 2002.

Losses from sales of receivables are included in the “Other Expenses – net” account in our consolidated statements of income, while receivables sold are excluded from our consolidated balance sheets.

Equity Financing

Through our subscriber investment plan, which requires postpaid fixed line subscribers to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php464 million in 2002 and Php232 million in 2001.

Cash dividend payments in 2002 amounted to Php1,581 million, all of which were paid solely to preferred shareholders of PLDT. In 2001, cash dividend payments totaled Php1,820 million, of which Php402 million was paid to common shareholders of PLDT and the remainder to its preferred shareholders. The most recent cash dividends paid by PLDT to its common shareholders was in April 2001, and it does not expect to pay its common shareholders any dividends in 2003.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of December 31, 2002:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
		(in million pesos)

Long-term debt obligations	190,949	19,627	50,725	50,783	69,814
Long-term lease obligations	3,876	850	1,530	917	579
Unconditional purchase obligations(1)	9,930	219	2,241	2,145	5,325
Other long-term obligations	20,201	–	–	–	20,201
Total contractual cash obligations	224,956	20,696	54,496	53,845	95,919

______________

(1)     Under the Air Time Purchase Agreement with ACeS International Limited, the amount disclosed in the table above for payments due within 1 year reflects a reduction in PLDT’s required payments agreed under a Standstill Agreement, while the amounts disclosed for payments due from 2 years onwards are based on the original Air Time Purchase Agreement. The parties to the Standstill Agreement have also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised agreement before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of ACeS International Limited’s creditors.

Long-term Debt Obligations

For discussion of our long-term debt obligations, see “— Liquidity and Capital Resources — Financing Activities — Debt Financing.”

Long-term Lease Obligations

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of December 31, 2002, PLDT’s aggregate remaining obligation under these agreements was approximately Php1,013 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for the submarine cable repair and related services for the maintenance of PLDT's domestic fiber optic network submerged plant for a period of five years up to July 4, 2005. Under this agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of December 31, 2002, PLDT’s aggregate remaining obligation under this agreement was approximately Php336 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As of December 31, 2002, PLDT’s aggregate remaining obligation under these contracts was approximately Php149 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT has entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As of December 31, 2002, PLDT’s aggregate obligation under this agreement was approximately Php86 million.

Other Long-term Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air time Purchase Agreement with ACeS International Limited. PLDT is a party to a Founder NSP Air time Purchase Agreement, or ATPA, with AIL which was amended in December 1998, under which PLDT is granted the exclusive right to sell AIL services in the Philippines. In exchange, PLDT is required to purchase from ACeS a minimum of US$5 million worth of air time annually over ten years commencing on the date of commercial operations of the satellite. In the event AIL's aggregate billing revenues is less than US$45 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the founder shareholders, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original ATPA. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million. Moreover, PLDT is obliged to purchase from AIL 13,750 satellite fixed phone units for the year 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustment. The parties to the Standstill Agreement also agreed to negotiate in good faith and to use their best efforts to reach agreement on a revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

As of December 31, 2002, PLDT’s aggregate remaining minimum obligation under this agreement was approximately Php10,077 million.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$1.18 million, which was subsequently reduced to US$0.9 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee totaling US$0.5 million during the first year and US$0.3 million in each year thereafter. As of December 31, 2002, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php79 million.

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote VSAT network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. On June 4, 2001, PLDT issued a total of 2.7 million shares of Series V Convertible Preferred Stock, 5.1 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58.1 million shares of Piltel’s Series K, Class I Convertible Preferred Stock pursuant to the debt restructuring of Piltel. In 2002, PLDT issued additional 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. In March 2003, PLDT issued 92,413 more shares of its Series VI Convertible Preferred Stock in exchange for 462,065 shares of Piltel’s Series K, Class I Convertible Preferred Stock. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for Php1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2002, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. As of December 31, 2002, PLDT had 2.6 million Series V Convertible Preferred Stock, 4.6 million Series VI Convertible Preferred Stock and 3.8 million Series VII Convertible Preferred Stock issued and outstanding. The aggregate value of the put option based on outstanding shares as of December 31, 2002 is Php20,201 million, of which Php13,181 million is payable on June 4, 2008 and Php7,020 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is Php2,968 million, based on the market price of PLDT’s common stock of Php270 per share as of December 31, 2002.

Commercial Commitments

As of December 31, 2002, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,610 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training, and handling of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM cellular network. As of December 31, 2002, unavailed portion under this MPO amounted to US$107 million. In addition, on May 30, 2003, Smart entered into a Technical Support Services Order with Nokia (Philippines), Inc. in the amount of US$8.3 million.

Effect of Peso Depreciation

In 2000, 2001 and 2002, our operating revenues that have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate, exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

To manage foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently nor readily available. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risks — Foreign Exchange Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risks — Interest Rate Risk Management.”

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2002 was 3%, compared to 6%, in 2001.

Other Information

Strike of PLDT Employees

In 2002, PLDT decided to rationalize the operations of its operator-assisted call-handling units located principally in certain of its provincial exchanges. In recent years, operator-assisted calls have dramatically declined due to the popularity of direct dialing and other alternative means of communications, such as e-mail and text messaging. Consequently, 322 employees of PLDT manning its regional operator services, where call volumes have significantly declined, were separated from service with enhanced retirement/redundancy pay package, effective December 31, 2002. In relation to this, the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, filed a Notice of Strike with the Department of Labor and Employment, or DOLE, on November 8, 2002, and filed a complaint against PLDT for alleged unfair labor practices.

After a series of failed conciliation meetings between representatives of PLDT and MKP before a DOLE conciliator, MKP staged a 14-day strike beginning on December 23, 2002. The strike ended on January 6, 2003 by virtue of a return-to-work order issued by the DOLE Secretary to striking employees, except those employees whose employment were already terminated by PLDT. Moreover, the DOLE Secretary, in the same order, certified the labor dispute to the National Labor Relations Commission, or NLRC, for compulsory arbitration. The NLRC has yet to schedule arbitration proceedings on MKP’s complaint against PLDT.

U.S. FCC Proceeding on Termination Rates

In May 2002, PLDT advised AT&T, MCI and other carriers of PLDT’s need to increase its termination rates by August 2002. Despite numerous negotiation sessions in 2002 and 2003, AT&T and MCI refused to accept any rate increases. PLDT unilaterally extended its prior termination charges to AT&T and MCI while continuing offers to negotiate, first from August 1, 2002 to October 1, 2002, then until December 31, 2002, and then, finally, despite the lack of a written agreement from AT&T and MCI, through January 31, 2003. While nearly 100 carriers worldwide, including more than 20 U.S. carriers, have to date agreed to the new termination rates and entered into new termination rate agreements with PLDT, the written termination rate agreements with AT&T and MCI lapsed in December 2002, without either agreeing with PLDT on any provisional arrangement or final agreement on the new termination rates. Faced with the continuing stonewalling by AT&T and MCI, PLDT, in December 2002, was forced to notify each company that PLDT’s termination rates would finally be increased as of February 1, 2003. Because no agreement was reached with either AT&T or MCI, effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI.

On February 7, 2003, AT&T and MCI filed separate petitions with the U.S. FCC requesting the U.S. FCC to take action to protect U.S. international carriers and U.S. consumers from alleged “whipsawing” behavior occurring on the U.S.-Philippine route. “Whipsawing” is a form of anti-competitive behavior that involves the ability of foreign carriers to obtain unduly favorable terms and conditions from U.S. international service providers by setting competing U.S. carriers against one another.

On February 7, 2003, the NTC directed Philippine carriers to take one of two different courses of action, depending on whether such carriers had effective termination rates with their counterparties. If PLDT had “existing and effective agreements with foreign telecommunication carriers relative to termination rates”, it should “comply with the terms thereof, specifically in maintaining the flow of traffic in and between circuits and facilities covered by such agreements.” If, however, the counterparty and PLDT were “without existing and effective agreements relative to termination rates,” then PLDT is “encouraged … to negotiate and conclude agreements” with the counterparty, and “the parties may agree on provisional/interim arrangements for continuity of service.” Each of AT&T and MCI immediately rejected PLDT’s offer for an interim termination rate agreement.

On February 26, 2003, the NTC issued an Order confirming that, pursuant to its February 7 Order,“ it is understood that absent any provisional or interim arrangement or agreement” with U.S. carriers, there would be no provision of termination services between the parties, “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.”

On February 28, 2003, PLDT and MCI reached an “interim agreement” effective through March 31, 2003, whereby PLDT agreed to provide direct service under a revised termination rate structure while the parties negotiated a final termination rate agreement. This interim agreement expired on April 15, 2003.

On March 10, 2003, the International Bureau of the U.S. FCC granted the request of AT&T and MCI and issued an Order, directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to PLDT, Globe Telecom, BayanTel, Digitel, Smart and Subic Telecom until such time as the U.S. FCC issues a Public Notice that all affected circuits of U.S. carriers on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale. As of March 31, 2003, receivables from U.S. carriers amounted to approximately US$19 million, of which US$8 million was attributable to PLDT, US$8 million to Smart, and US$3 million to Subic Telecom.

In response to the ruling of the International Bureau of the U.S. FCC, the NTC issued a Memorandum Order dated March 12, 2003 directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

The NTC also stated in its March 12 Order that the termination rates offered by PLDT are “fair and reasonable.” These rates, US$0.12 per minute for calls terminating on the fixed-line network and US$0.16 per minute for calls terminating on mobile networks, are well below the U.S. FCC benchmark settlement rate of US$0.19 per minute for lower middle income countries such as the Philippines and also substantially below the settlement rate of US$0.238 per minute suggested by the International Telecommunication Union for countries with teledensity between 1 to 5 telephones per 100 population.

On April 9, 2003, PLDT filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order. See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Our results of operations have been, and may continue to be, adversely affected by lower U.S. dollar revenues caused by declining international termination rates and competition in international long distance service” and “Item 8. Financial Information –– Legal Proceedings –– U.S. FCC Proceeding on Termination Rates.”

Certain Indebtedness

Overview of PLDT's Indebtedness

PLDT obtains credit from a variety of sources, including bank loans and capital markets issuances. As of December 31, 2002, PLDT on a non-consolidated basis had US$2,650 million aggregate principal amount of outstanding indebtedness (including short-term debt). Approximately 97% of PLDT's non-consolidated outstanding indebtedness is denominated in currencies other than Philippine pesos, predominately U.S. dollars, and 28% accrues interest at a floating rate. US$1,296 million of this debt is scheduled to mature through 2006.

PLDT's aggregate outstanding indebtedness (including short-term debt) on a non-consolidated basis as of December 31, 2002 and their respective maturities are shown below:

Maturity	Aggregate Outstanding Indebtedness
	(in millions)
2003 (January 1 through December 31, 2003)	US$238	Php12,682
2004	284	15,109
2005	395	21,029
2006	379	20,200
2007 and onwards	1,354	72,087

In 2002, PLDT pursued a number of liability management initiatives with the objectives of further improving the balance between its cash flows and debt service requirements and reducing its overall indebtedness.

As part of these initiatives, PLDT was successful in raising external financing to fund a significant portion of its projected operating, investing and debt service requirements. On January 25, 2002, PLDT signed two loan agreements with KfW that provided PLDT with a refinancing facility of US$149 million. On May 2, 2002, PLDT completed a global offering of notes in the aggregate amount of US$350 million with a simultaneous tender offer for PLDT’s 8.5% Notes due 2003 and 10.625% Notes due 2004, which closed on May 15, 2002. On July 26, 2002, PLDT signed a loan agreement with JBIC in the total amount of JP¥9,760 million under JBIC’s overseas investment loan program. On September 4, 2002, PLDT signed a syndicated multicurrency term loan facility amounting to US$145 million, intended to refinance part of the principal amounts outstanding under two existing term loans falling due in 2003.

For a discussion of some of the covenants, including financial ratios, negative pledges and defaults under our debt instruments, see “— Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants.”

Loans Supported by Export Credit Agencies

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, PLDT obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT's indebtedness.

KfW, a German state-owned development bank, is our largest creditor. On January 25, 2002, PLDT signed two loan agreements with KfW that provided PLDT with a US$149 million facility to refinance in part the repayment installments under our existing loans from KfW becoming due from January 2002 until December 2004. The facility is composed of two nine-year loans, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$50 million (Php2,644 million) under this facility as of December 31, 2002.

As of December 31, 2002, PLDT owed to KfW an aggregate principal amount of US$437 million, as follows:

  US$329 million provided under various export credit agency-backed facilities, of which US$290 million was provided in connection with our expansion and service improvement programs and US$39 million in connection with the US$149 million refinancing facility; and

  US$108 million provided for the 15% down payment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$11 million is in connection with the US$149 million refinancing facility.

After giving effect to the anticipated application of the existing refinancing facility, US$39 million of our KfW loans matures in 2003, US$39 million matures in 2004, US$82 million matures in 2005, US$57 million matures in 2006, and US$220 million matures in 2007 and onwards. Principal of and interest on these loans are generally payable in equal semi-annual installments.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, formerly known as the Export-Import Bank of Japan, the Export-Import Bank of the United States, and respective export credit agencies from France, Italy, Israel, Sweden, Denmark, Canada, Australia, Singapore and the United Kingdom, in the aggregate outstanding principal amount of US$248 million as of December 31, 2002. Of the amounts outstanding under these loans, US$62 million matures in 2003, US$60 million matures in 2004, US$49 million matures in 2005, US$39 million matures in 2006 and US$38 million matures in 2007 or later.

Fixed Rate Notes

PLDT has nine series of non-amortizing fixed rate notes outstanding as of December 31, 2002, as follows:

Principal Amount	Issue Date	Interest Rate	Maturity

US$62,030,000	June 28, 1996	8.500%	June 30, 2003
US$81,822,000	June 2, 1994	10.625%	June 2, 2004
US$144,385,000	July 31, 1995	9.875%	August 1, 2005
US$175,000,000	June 28, 1996	9.250%	June 30, 2006
US$200,000,000	March 6, 1997	7.850%	March 6, 2007
US$100,000,000	May 2, 2002	10.625%	May 15, 2007
US$175,000,000	April 13, 1999	10.500%	April 15, 2009
US$250,000,000	May 2, 2002	11.375%	May 15, 2012
US$300,000,000	March 6, 1997	8.350%	March 6, 2017

On May 2, 2002, PLDT issued US$100 million aggregate principal amount of 10.625% Notes due 2007 and US$250 million aggregate principal amount of 11.375% Notes due 2012. The net proceeds from the issuance of the notes were used mainly to (1) repurchase US$63 million in principal amount of our 8.5% Notes due 2003 and US$117 million in principal amount of our 10.625% Notes due 2004, through our tender offer, and US$6 million in principal amount of 10.625% Notes due 2004 and US$6 million in principal amount of 9.875% Notes due 2005 from the open market; and (2) prepay or repay various loans in the aggregate amount of US$121 million, of which US$53 million (JP¥6,260 million) pertained to the Japanese yen term loan which matured in June 2003 and US$52 million pertained to the US$150 million term loan maturing in December 2003. We will continue to prepay or repay short-term and medium-term debts of PLDT using the remaining proceeds of the bond issue.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer of Smart's local exchange business to PLDT, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelings-landen N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credit Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively, approximately US$140 million in aggregate amount was outstanding as of December 31, 2002. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before interest, income tax and depreciation and amortization or EBITDA ratio that PLDT on a non-consolidated basis and calculated on the basis of Philippine GAAP is permitted to maintain during the terms of the respective loans. The FMO loan has a final maturity on September 1, 2007 while the EKN and ECGD loans will mature on December 31, 2007.

US$150 Million Term Loan

In connection with PLDT's fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch, US$52 million of which was outstanding as of December 31, 2002. The outstanding principal amount of this loan is payable at maturity on December 22, 2003 and will be partly refinanced by a multicurrency facility described below.

JP¥ 19,807 Million Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, JP¥12,359 million of which was outstanding as of December 31, 2002. This loan matured on June 18, 2003 and was partly refinanced by a multicurrency facility described below.

JBIC JP¥ 9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC in the total amount of JP¥ 9,760 million under the Overseas Investment Loan program of JBIC. The loan was drawn on July 31, 2002 and will be amortized on a semi-annual basis beginning March 21, 2005, with final maturity on March 21, 2008.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility, which has been split into two tranches with the first tranche already drawn in June 2003 and the second tranche to be drawn in December 2003, is intended to refinance a portion of the JP¥12,359 million and US$52 million principal amounts outstanding as of December 31, 2002 under the JP¥19.807 billion syndicated term loan and a U.S. dollar term loan, respectively, both falling due in 2003. The new syndicated facility will be amortized semi-annually beginning June 2004 and will mature in December 2006.

US$12 Million Term Loan

On May 29, 2003, PLDT signed a US$12 million term loan facility with Deutsche Investitions-und Entwicklungsgesellschaft mbH to finance a portion of PLDT’s data services projects. This loan will mature in December 2009 and is payable in semi-annual installments starting from June 15, 2004.

JP¥5,615 Million Term Loan

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance to finance the acquisition and construction of telecommunications equipment and transmission systems including, but not limited to (1) data network expansion and development projects, and (2) the public switch network optimization projects.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million, Php1,500 million of which was outstanding as of December 31, 2002. The loan is funded under the Japan Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines. This loan will mature on October 26, 2005 and is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1-7	3.500%
Payments 8-11	8.875%
Payments 12-15	10.000%

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT's service improvements and expansion programs, PLDT entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each of the notes is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million will mature on November 9, 2004 and Php770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million matures on June 9, 2005 and Php810 million matures on June 9, 2010.

Php2,000 Million One-Year Peso Notes

On April 28, 2003 and May 14, 2003, PLDT issued, at a discount, Php1,600 million and Php400 million One-Year Peso Notes, respectively, under its Php2 billion Peso Notes program registered with the Philippine SEC. Net proceeds of the issue totaled Php1,803 million. PLDT targeted retail investors primarily for this issue in order to further diversify its funding sources.

The Peso Notes program, which was approved by the Philippine SEC in February 2003, has been given “PRS 1” rating by PhilRatings, an affiliate of Standard & Poor’s. PRS1 is the highest rating possible on PhilRatings’ scale for short-term securities and is assigned to issues with “the strongest capability for timely payment of debt on both principal and interest.”

Overview of Smart’s Indebtedness

As of December 31, 2002, Smart had US$430 million of aggregate indebtedness outstanding which are scheduled to mature as follows:

	Aggregate Outstanding
Maturity	Indebtedness
	(in millions)

2003 (January 1 through December 31, 2003)	US$116	Php6,173
2004	116	6,146
2005	113	6,031
2006	79	4,210
2007 and onwards	6	331

As of December 31, 2002, Smart had no outstanding short-term borrowings.

In connection with the build-out expansion of its GSM network, Smart has entered into a number of loan agreements to finance the various phases of this expansion.

The loan facilities for Phases 1 to 4 of the GSM network expansion, under which US$151 million was outstanding as of December 31, 2002, are repayable in ten equal semi-annual installments with final repayments due in October 2005 and April 2006.

On June 8 and June 14, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million and Php1,000 million loans, respectively. The US$195 million loans, US$159 million of which was outstanding as of December 31, 2002, are payable over five to six years, with final repayments due in September 2006 and March 2007. The Php1,000 million facility, of which Php867 million was outstanding as of December 31, 2002, is payable quarterly with final repayment in December 2005.

On December 13, 2001, Smart signed its GSM Phase 5B financing of US$100 million, of which US$81 million was outstanding as of December 31, 2002, and has the same terms as the Phase 5A US$195 million loans described above.

Facilities under GSM Phases 1 to 4, the Finnish Export Credit plc tranche of GSM Phase 5A facility and GSM Phase 5B facility are covered by guarantees from Finnvera, the Finnish export credit agency.

On September 25, 2001, Smart obtained a US$5.9 million term loan facility from Electro Banque S.A., of which US$4 million was outstanding as of December 31, 2002.

On October 26, 2001, Smart obtained a US$10.6 million term loan facility from Credit Lyonnais S.A., of which US$4 million was outstanding as of December 31, 2002.

On April 14, 2002, for the purpose of financing the purchase of certain equipment, Smart obtained a US$7.2 million term loan facility from Bayerische Hypo- und Vereinsbank Aktiengesellschaft, of which US$5 million was outstanding as of December 31, 2002, pursuant to the standard loan agreement No. 1 dated August 14, 2002 under the €50 million Framework Agreement for the financing of individual export contracts dated November 8 and 13, 2001.

In addition, on January 9, 2002, Smart signed a loan facility in the amount of Php300 million. This loan has been fully drawn and is payable quarterly with final repayment in February 2007.

On November 28, 2002, Smart signed a US$100 million term loan facility supported by Nippon Export and Investment Insurance. This facility remains undrawn as of the date of the filing of this annual report.

Smart's loan agreements contain restrictions that limit its ability to pay dividends, redeem preferred shares, make distributions to its stockholders or otherwise provide funds to its stockholders or affiliates without the consent of the lenders. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income, after receiving similar approvals from Finnvera and certain lenders. Further waivers would be required for payment of additional dividends in future periods. We cannot assure you that Smart will be able to obtain such waivers in the future, or what amounts, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

Smart’s loan agreements contain certain covenants requiring Smart to comply with specified financial ratios and other financial tests calculated on the basis of Philippine GAAP at semi-annual measurement dates. The financial tests under Smart’s loan agreements include maintenance of a debt-to-equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. Smart’s loan agreements also contain customary default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These defaults include:

  cross defaults and cross accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

  failure by Smart to comply with certain financial ratio covenants;

  any reduction in PLDT's ownership of Smart stock below 51% of the total of each class of Smart stock outstanding;

  any reduction in First Pacific's and its affiliates' collective ownership of PLDT’s common stock below 18% of the total common stock outstanding or 18% of the voting power of the total common stock outstanding; and

  the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart's ability to perform its obligations under its loan agreement with the lender or that the lender believes materially impairs an applicable guarantor's ability to perform its obligations under an applicable guaranty.

In addition, some of these loan agreements restrict Smart's ability to enter into transactions with affiliates except on arms length terms and for valuable consideration.

Overview of Piltel’s Indebtedness

On June 4, 2001, Piltel completed the restructuring of approximately Php41.1 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, or the aggregate financial debt of Piltel, representing approximately 98% of its total liabilities as of that date.

As of December 31, 2002, Piltel’s aggregate indebtedness outstanding consists of:

	Aggregate Outstanding Indebtedness
	(in millions)
Restructured debt
10 year Tranche B	US$140	Php7,444
15 year Tranche C	140	7,444
15 year Conversion Notes	121	6,449
15 year Term Notes Facility	5	293
Unrestructured debt	8	451
Liabilities under capital lease	1	42
Total	US$415	Php22,124

Piltel’s restructured debt as of December 31, 2002 are scheduled to mature as follows:

Maturity	Aggregate Outstanding Indebtedness
	(in millions)
2003 (January 1 through December 31, 2003)	US$––	Php––
2004	1	22
2005	1	22
2006	4	224
2007 and onwards	400	21,362

Under the terms of the debt restructuring, 50% of the financial debt of each participating creditor was released in consideration for the allotment of Piltel convertible preferred shares. One (1) Piltel convertible preferred share was exchanged for every Php340 worth of debt for which it was being exchanged (converted into Pesos at an exchange rate of Php47.05 = US$1.00 for dollar denominated debt and Php1.00 = JP¥2.39522 for yen denominated debt), which shares were immediately and mandatorily converted into PLDT convertible preferred shares. One PLDT convertible preferred share was issued for every five (5) Piltel convertible preferred shares.

Approximately half of the remaining 50 percent of all participating creditors’ (except for bondholders and preferred shareholders) financial debt was restructured in a participation in a Tranche B Loan in the same currency as their previous financial debt and the other half was exchanged for participation in a Tranche C Loan, also in the same currency as their previous financial debt. In the case of bondholders and preferred shareholders, the remaining 50 percent of their financial debt was exchanged for participation in the Conversion Notes and in a single Tranche Peso loan (the “Term Notes Facility”), respectively.

In addition, under the terms of the restructuring, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. As of December 31, 2002, the undrawn balance available under the Letter of Support was US$50 million.

Tranche B Loans

Piltel’s Tranche B Loans consist of peso, U.S. dollar and Japanese yen participations of Php2,166 million, US$33 million and JPY7,822 million, respectively. These Tranche B loans have nominal principal amortizations representing 0.10% of the original Tranche B loan amount payable each year beginning 2004 to 2010 while the remaining balance of 99.3% will fall due in June 4, 2011.

Tranche C Loans

Piltel’s Tranche C Loans consist of peso, U.S. dollar and Japanese yen participations of Php2,166 million, US$33 million and JPY7,822 million, respectively. These Tranche C loans have principal amortizations of 0.10% of the original Tranche C loan amount payable each year in 2004 and 2005, 2% in 2006, 10% payable each year from 2007 to 2015, while the remaining balance of 7.8% will fall due in June 4, 2016.

Term Notes Facility

The Php293 million Term Notes Facility has nominal principal amortizations representing 0.10% of the original loan amount payable each year beginning 2004 to 2015 while the remaining balance of 98.8% will fall due on June 14, 2016.

Conversion Notes

As of December 31, 2002, approximately US$121 million of Piltel Conversion Notes were outstanding. These Conversion Notes have principal amortizations of 0.10% of the amount outstanding payable each year in 2004 and 2005, 1.05% in 2006, 5.05% payable each year from 2007 to 2010, 54.65% in 2011, 5% payable each year from 2012 to 2015, while the remaining balance of 3.9% will fall due in June 4, 2016.

Piltel’s restructured obligations are secured by substantially all present and future assets of Piltel under the Mortgage Trust Indenture, or MTI, dated June 4, 2001 between the Piltel and Chase Manhattan Bank as security agent for the creditors, which established the security arrangements relating to the restructured debts. The participating creditors (other than the preferred shareholders) share equally in first ranking security and non-participating creditors and the preferred shareholders share equally in second ranking security created under the MTI. Such a mortgage was approved by at least two-thirds of Piltel’s stockholders at its annual stockholders’ meeting on April 18, 2001 and the NTC on May 18, 2001.

Piltel likewise agreed to pay into a dedicated account (a “Sinking Fund Account”) the amount by which (a) earnings before interest, tax, depreciation and amortization for a financial year is greater than (b) 200 percent of the projected debt service costs and permitted capital expenditure for the following financial year (the “Excess Cashflow”). The moneys in that Sinking Fund Account will be used (before drawings are made under the Letter of Support) to fund cash flow deficiencies of Piltel. Also, if actual capital expenditure for a financial year differs from the projected capital expenditure, Piltel will either pay into the Sinking Fund established at the end of that year an amount equal to any over-projection of capital expenditure or will be entitled to withdraw funds, if any, equal to any under-projection. Any credit balance in a Sinking Fund after two financial years will be used to prepay all participating creditors ratably.

Under the debt restructuring agreements, Piltel undertook, with respect to each financial year (other than the financial year in which the final repayment installment for Tranche B falls due), that the aggregate of earnings before interest, tax, depreciation and amortization plus the available amount under the Letter of Support shall be greater than 1.05 times debt service and 1.5 times interest cost.

Piltel is currently not in compliance with the terms of convertible bonds with principal amount of US$1.7 million (approximately US$2.2 million redemption price at the option of the holders), and US$6.2 million bank debt. Piltel is currently in the process of finalizing the terms under which the holder of the US$6.2 million debt would participate in the debt restructuring.

Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness does not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT.

Liability under Capital Lease

Piltel has an existing Financial Lease Agreement with the DOTC covering telecommunications facilities established under the Municipal Telephone Act. Under the Financial Lease Agreement, Piltel was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a total lease obligation of PhP482.6 million over 30 years. The last payment made by Piltel to the DOTC for the lease was in July 2000, in the amount of PhP1.5 million. No payments were made in 2001 and 2002. In its letter to the DOTC dated January 14, 2003, Piltel has requested for a re-negotiation of said lease agreement; as of March 24, 2003, DOTC has yet to reply to such request.

Item 6. Directors, Senior Management and Employees

Directors, Key Officers and Advisors

The names, ages, positions and date of appointment of our directors (including independent directors), key officers and advisors as of the date of this report are as follows:

Name	Age	Position(s)	Date of Appointment

Antonio O. Cojuangco	51	Director	April 21, 1982
		Chairman of the Board	November 24, 1998
Manuel V. Pangilinan	56	Director	November 24, 1998
		President
		Chief Executive Officer
Helen Y. Dee	58	Director	June 18, 1986
Corazon S. de la Paz	62	Director	September 25, 2001
Albert F. del Rosario	63	Director	November 24, 1998
Ray C. Espinosa	46	Director	November 24, 1998
Napoleon L. Nazareno	53	Director	November 24, 1998
		President and Chief Executive Officer
		of Smart
Rev. Fr. Bienvenido F. Nebres, S.J.(1)..	63	Director	November 24, 1998
Juan B. Santos(1)	64	Director	December 3, 2002
Pedro E. Roxas(1)	47	Director	March 1, 2001
Taketo Suzuki	58	Director	March 24, 2000
		Chief Operating Advisor
Mitsuhiro Takase	55	Director	March 24, 2000
Ricardo R. Zarate(2)	61	Director	March 1, 2001
		Executive Vice President	June 1, 1987
Antonio R. Samson(3)	57	Executive Vice President	April 27, 1999
Ma. Lourdes C. Rausa-Chan	49	Senior Vice President,	January 5, 1999
		General Counsel and Corporate Secretary	November 24, 1998
Anabelle L. Chua	42	Senior Vice President	February 26, 2002
		Treasurer	February 1, 1999
George N. Lim	51	Senior Vice President	February 26, 1999
Claro Carmelo P. Ramirez	43	Senior Vice President	July 5, 1999
Victorico P. Vargas	51	Senior Vice President	March 28, 2000
Rosalie R. Montenegro	54	Senior Vice President	July 10, 2000
Ariel A. Roda	40	Senior Vice President	August 10, 2000
Alfredo S. Panlilio	40	Senior Vice President	May 8, 2001
Ernesto R. Alberto	42	Senior Vice President	May 15, 2003
Jun R. Florencio	47	First Vice President	March 28, 2000
		Auditor General	September 1, 2000
Celso T. Dimarucut	42	First Vice President	January 31, 2003
		Controller	August 16, 2000
Christopher H. Young	45	Chief Financial Advisor	November 24, 1998
Anastacio R. Martirez	50	Head, Personal Communications and	September 1, 1993
		Mobile Services Division of Smart
Peter J. Lawrence	44	Chief Financial Advisor to Smart	November 9, 1998
Donald J. Rae	42	Chief Operations Advisor to Smart	January 1, 1999

——————————

(1)       Independent directors.

(2)       Retired as Executive Vice President effective July 16, 2003 but remains as Director of PLDT.

(3)       Retired effective July 16, 2003.

The business address of Napoleon L. Nazareno, Anastacio R. Martirez, Peter J. Lawrence and Donald J. Rae is Smart Tower II, Ayala Avenue, Makati City, Philippines. The business address of each of the other directors, key officers and advisors identified above is the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

The following is a brief description of the business experience during the past five years of each of our directors, key officers and advisors.

Mr. Antonio O. Cojuangco, the chairman of our board, served as president and chief executive officer of PLDT for over 12 years until November 1998, when he assumed the chairmanship of the board. He also holds the chairmanship of the Bank of Commerce, FCB Manila and CAP Life Insurance Corporation, and sits on the boards of C&O Investment Realty Corporation, Kuok Phil. Properties, Inc. and Philippine Telecommunications Investment Corporation.

Mr. Manuel V. Pangilinan is PLDT's president and chief executive officer and chairman of the board of Smart and ePLDT. He has been re-appointed as managing director and chief executive officer of First Pacific effective June 2, 2003. He founded and was the managing director of First Pacific from 1981 and served as its executive chairman from February 1999 to May 2003. He is also the chairman of Metro Pacific Corporation and president commissioner of P.T. Indofood Sukses Makmur tbk. He also holds directorships in Philippine Telecommunications Investment Corporation, Negros Navigation Co., Inc., Metro Asia Link Holdings, Inc., Enterprise Investments Holdings, Inc. and several property development and management companies. Mr. Pangilinan is also the chairman of the board of Mabuhay Satellite and of Infocom.

Ms. Helen Y. Dee is the chairperson and president and/or chief executive officer of Hydee Management & Resources, Inc., Promotions Personalized, Inc., Tameena Resources, Inc., International Holding Management, Inc. and House of Investments, Inc. and chairperson of Landev Corporation, Manila Memorial Park, Inc, Mapua Information Technology Center, Inc., Pacific Plans, Inc., Silver Falcon Insurance Agency, Inc. and Hi-Eisai Pharmaceuticals, Inc. She is the president of Moira Management, Inc., Equitas Insurance Brokers, Inc. and YGC Corporate Services, Inc. She is the vice chairperson of Zurich Insurance (Taipei) Ltd. and also sits on the boards of Chailease Finance Corporation, KK Converter, Inc., EEI Corporation, Petro Energy Resources Corp., Nippon Life Insurance Co., South Western Cement Corp., Seafront Resources Corp., Manila Peninsula Hotel, Inc., Malayan Insurance Co. Inc., MICO Equities, Inc., YGC Corporate Services, Inc. and La Funeraria Paz, Inc.

Ms. Corazon S. de la Paz is the president and chief executive officer of the Social Security System. Until June 30, 2001, she was the senior partner and the chairperson of Joaquin Cunanan & Co., a member firm of PricewaterhouseCoopers Worldwide. She is the vice chairperson of Equitable PCI Bank and a director and the chairperson of the audit committees of San Miguel Corporation, Philex Mining Corporation, and Philhealth Insurance Corporation. She is also a director of Ionics Circuits, Inc., Republic Glass Holding Corp., PCI Leasing and Finance, PCI Capital Corporation and Equitable Cardnetwork, Inc. She is also a trustee of several educational and non-profit organizations.

Mr. Albert F. del Rosario is currently the Philippine Ambassador Plenipotentiary and Extraordinary to the United States of America. He is the chairman of the board of Gotuaco del Rosario and Associates, Inc., Philippine Indocoil Corporation and Salim Philippines, Inc., the vice chairman of the board of Asia Traders Insurance Corporation, and the president of ADR Holdings, Inc. Mr. del Rosario also sits on the boards of Infrontier (Philippines) Inc., Metro Pacific Holdings, Inc., Philippine Telecommunications Investment Corporation, Metro Strategic Infrastructure Holdings, Inc., Pacific Plaza Condominium Corporation, Pacific Plaza Towers Condominium Corporation and Vision Insurance Consultants, Inc. He has been appointed as independent non-executive director of First Pacific effective on June 2, 2003.

Atty. Ray C. Espinosa is the managing director of ePLDT, the chairman and chief executive officer of Parlance and Vocativ, and the chairman of mySecureSign, Inc. He is a member of the boards of BayanTrade Dotcom, Inc., Contact World, Inc., Cyber Bay Corporation, Digital Paradise, Inc., Filcredit Finance and Capital Development Corporation, Intelligent Network Plus, Inc., Mind Stream, Inc., Nation Broadcasting Corporation, Netopia Computer Technologies, Inc., Sidera Technologies, Inc., Stradcom International Holdings, Inc. and PLDT Global. He is a trustee of PLDT Beneficial Trust Fund and PLDT Foundation, Inc. and corporate secretary of Unilink Communications Corporation, Philippine Home Cable Holdings, Inc. and its subsidiaries, and Mediaquest Holdings, Inc. Until June 30, 2000, he was a partner and member of the executive committee of the law firm SyCip Salazar Hernandez & Gatmaitan.

Mr. Napoleon L. Nazareno is the president and chief executive officer of Smart and president of ACeS Philippines. He was the president and chief executive officer of Metro Pacific Corporation from August 1995 until December 1999 and of Piltel from November 1998 to January 2003. He is the chairman of the board of Piltel and I-Contacts Corporation and also holds directorships in Metro Pacific Management Services, Inc., Metro Pacific Holdings, Inc., Negros Navigation Company, Inc., Philippine Telecommunications Investment Corporation and some subsidiaries of PLDT, namely, ACeS Philippines, Mabuhay Satellite and PLDT Global.

Rev. Fr. Bienvenido F. Nebres, S.J. is the president of the Ateneo de Manila University and a member of the boards of trustees of several other private educational institutions. He is chairman of the board of the Center for Leadership and Change, Inc., a leadership training institution, and LEAD, Inc., which work with farmers.

Mr. Juan B. Santos is the chairman of Nestlé Philippines, Inc. and was its president until March 31, 2003. Prior to his appointment as president of Nestlé Philippines in 1987, he served as chief executive officer of the Nestlé Group of Companies in Thailand. From 1989 to 1995, he acted on concurrent capacity as chief executive officer of Nestlé Singapore Pte. Ltd. and Nestlé Philippines. He is a director of San Miguel Corporation, and the chairman of the advisory board of Equitable-PCI Bank. He is also the chairman of the Philippine Business for the Environment and the Foundation for Rural Electrification for Economic Development and an active member of the boards of trustees of the Philippine Business for Social Progress, the Development Board of Dualtech Canlubang, and the International Chamber of Commerce of the Philippines.

Mr. Pedro E. Roxas is the chairman and chief executive officer of Roxas Holdings, Inc., Central Azucarera, Don Pedro, Inc. and CADP Group Corp. He is the president of Roxaco Land Corporation and the executive vice president and treasurer of Roxas & Company, Inc. He is also the chairman of Batangas Assets Corporation and Jade Orient Sugar Corp. He holds directorships in Banco Santander Philippines, Inc. and Fuego Development Corporation. Mr. Roxas is a director or trustee and/or officer of the following non-profit organizations: Fundacion Santiago, Club Punta Fuego, Roxas Gargollo Foundation, Philippine Business for the Environment and Habitat for Humanity.

Mr. Taketo Suzuki is the chief operating advisor of PLDT. He was the vice chairman of the board of directors and a senior technical advisor of Smart from 1995 to March 2000.

Mr. Mitsuhiro Takase is the senior vice president-Corporate Planning Department of NTT Communications. Mr. Takase has also been a member of the board of directors of NTT Communications since June 26, 2001. From 1996 to 1998, he was the vice president for strategic planning and international cooperation department of the global business headquarters of NTT Corporation, in charge of strategic planning and general personnel matters for NTT's international/overseas business. Prior to that, he was in charge of the marketing and management of consulting/engineering projects mainly in Asian countries, as vice president and general manager of the Telecommunications Consulting Department of NTT International Corporation.

Mr. Ricardo R. Zarate is an executive vice president of PLDT and the head of PLDT's fixed line business. From 1996 to 2000, he was the executive vice president for the network services group, in charge of operations and maintenance, regional business and technical and operations support. He also sits on the boards of Smart, Clark Telecom, PLDT Global, Unilink Communications Corporation, Mediaquest Holdings, Inc. and Tahanan Mutual Building and Loan Association, Inc. and is a member of the board of trustees of the PLDT Beneficial Trust Fund.

Mr. Antonio R. Samson is an executive vice president of PLDT. He is concurrently president and chief executive officer of Mediaquest Holdings, Inc. Since joining PLDT in 1982, he has been a senior officer in various capacities. His business experience includes strategic planning, human resources and administration, information systems, investor relations, public relations and advertising, media relations and property management. Mr. Samson is a director of Radio Veritas, president of MCO Foundation and Metropolitan Museum Foundation, chairman of Ad Foundation and a trustee and the auditor of PLDT Foundation, Inc.

Ms. Ma. Lourdes C. Rausa-Chan is senior vice president for corporate and legal affairs and the general counsel and corporate secretary of PLDT. She was the group vice president for legal affairs, and the corporate secretary of some subsidiaries, of Metro Pacific Corporation prior to joining PLDT in November 1998. She served as a director of PLDT from March 2000 to February 2001 and from June to December 2002. Ms. Rausa-Chan is also a member of the boards of ACeS Philippines, Filcredit Finance and Capital Development Corporation, Tahanan Mutual Building and Loan Association, First Pacific Realty Partners Corporation and Metro Pacific Land Holdings, Inc. She serves as corporate secretary of Piltel, ACeS Philippines, Filcredit Finance and Capital Development Corporation, Tahanan Mutual Building and Loan Association, ePLDT, Clark Telecom, Mabuhay Satellite, Subic Telecom, Telesat, Infocom and PLDT Foundation, Inc.

Ms. Anabelle L. Chua is the treasurer of PLDT and senior vice president for PLDT’s corporate finance and treasury sector. She was a vice president at Citibank, N.A. where she worked for ten years prior to her appointment as first vice president in March 1998, as treasurer in February 1999 and as a senior vice president on February 26, 2002. She has over 15 years of experience in the areas of corporate finance, treasury, financial control and credit risk management. Ms. Chua is also a director of Smart, ePLDT, Infocom, Vocativ, Parlance, iPlus Intelligent Network, Inc., mySecureSign, Inc., Sidera Technologies, Inc., Mind Stream, Inc. and Filcredit Finance and Capital Development Corporation and is a member of the board of trustees of the PLDT Beneficial Trust Fund.

Mr. George N. Lim is senior vice president for the network services group of PLDT. He is also a director of Philippine Bright Moon Cable Networks, Inc., Tarlac Cable, Satellite Cable TV (Pangasinan), Cavite Cable (Imus), Isla Cable (Tanauan, Batangas), Hotel Interactive Systems, FilCredit Finance and Capital Development Corporation and several PLDT subsidiaries, namely, Smart, ACeS Philippines, Telesat, Clark Telecom, Mabuhay Satellite, Subic Telecom, MaraTel, Contact World, Inc. and Sidera Technologies, Inc.

Mr. Claro Carmelo P. Ramirez is senior vice president for the retail business group of PLDT. He has over 20 years of work experience in the field of marketing. He worked as associate director for Colgate Palmolive Company, Global Business Development in New York, and as marketing director for Colgate Palmolive Argentina, S.A.I.C. Prior to his appointment as senior vice president in July 1999, he was the marketing director of Colgate Palmolive Philippines, Inc. He is also a director of Smart, Subic Telecom, Clark Telecom, MaraTel, Contact World, Inc. and Sidera Technologies, Inc.

Mr. Victorico P. Vargas is senior vice president for human resources of PLDT. He has over 20 years of work experience in various industries (insurance, consumer goods, real estate, banking and finance, and telecommunications/IT) in the area of human resource management. Prior to joining PLDT in February 2000, he was vice president, country human resources director of Citibank N.A., Manila, and spent two years outside the Philippines as country human resources director of Citibank, N.A., Bangkok.

Ms. Rosalie R. Montenegro is senior vice president for the call center business group of PLDT. Prior to that, she served as consumer banking head of ABN-AMRO Savings Bank and vice president for remote banking of ABN-AMRO Consumer Bank, Singapore Regional Office from 1997 to 1999. She was vice president for global consumer banking, CitiPhone banking and service quality director of Citibank N.A. from 1985 to 1996 servicing both banking and the credit cards businesses. Ms. Montenegro is also the president of Vocativ and Parlance and a director of ePLDT and PLDT Global.

Mr. Ariel A. Roda is senior vice president for business development group of PLDT. Prior to that, he was a managing director of ePLDT. He has over 15 years of work experience in the field of information technology. He held various positions in Manila Electric Company and was its information technology head prior to his appointment as a first vice president for information systems of PLDT in April 1999. He is a director of Clark Telecom and Subic Telecom.

Mr. Alfredo S. Panlilio is senior vice president for the international and carrier business group and previously head of the corporate business group of PLDT. He has over 15 years of experience in the field of business development and information technology. He held management positions at IBM Philippines, Inc. and was the vice president for business development of the Lopez Communications Group (ABS-CBN Broadcasting, BayanTel and SKYCable) prior to joining PLDT in July 1999. Mr. Panlilio is also a director of Acasia Communications, Sdn. Bhd, Clark Telecom, Subic Telecom, Telesat, Smart-NTT Multimedia, Inc., and Mindstream, Inc.

Mr. Ernesto R. Alberto is senior vice president for the corporate business group of PLDT. He has over 20 years of experience in the area of corporate banking, relationship management and business development. Prior to joining PLDT in May 2003, he was a vice president and the group head of the national corporate group of Citibank N.A., Manila from 1996 to 2003, and previously served as vice president and group head of the relationship management group of Citytrust Banking Corporation.

Mr. Jun R. Florencio is the first vice president for PLDT’s audit and assurance group. He has over 20 years of experience in the areas of external and internal audit, credit management, information technology, financial management and controllership. He held various positions in the finance organization of Eastern Telecommunications and was the financial controller of Smart for four years prior to his appointment as vice president and head of the financial reporting and control sector of PLDT in April 1999.

Mr. Celso T. Dimarucut is the controller of PLDT and first vice president for PLDT’s financial reporting and control sector. Prior to joining PLDT, he was the controller and treasurer of Piltel and had previously served as the group financial controller for domestic subsidiaries of Metropolitan Bank and Trust Company. He specialized in audit, tax and business advisory services for ten years having worked with an Indonesian firm Prasetio, Utomo & Co. for three years and with SGV & Co. for seven years. He is currently a director and the treasurer of Subic Telecom and Clark Telecom and a director of Piltel (Cayman) Ltd.

Mr. Christopher H. Young, our chief financial advisor, served with PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as finance director, a position he held until he joined us in November 1998.

Mr. Anastacio R. Martirez is a director and the head of personal communications and mobile services of Smart. He is the president of I-Contacts Corporation, a subsidiary of Smart, and a director of ACeS Philippines. He has been involved in general and marketing management for over 25 years with experience in consumer packaged goods, consumer and industrial lighting, telecommunications and banking. He held senior marketing positions in SKYCable, Philips Electronics and Lighting and Citytrust Banking Corporation.

Mr. Peter J. Lawrence, chief financial advisor to Smart, is a chartered accountant and spent a number of years as a senior tax consultant with Arthur Andersen & Co. (Australia). He joined First Pacific in 1991 as vice-president for group taxation and, in January 1996, was promoted to the position of finance director — Asia Link Holdings Limited (the telecommunications arm of First Pacific).

Mr. Donald J. Rae, the chief operations advisor to Smart, served as the chief operating officer for Time Telecommunications Sdn. Bhd. in Malaysia prior to joining Smart in January 1999. He also spent over ten years with Deloitte & Touche Consulting specializing in the Asian telecommunications sector.

Terms of Office

The directors of PLDT are elected each year to serve until the next annual meeting of stockholders and until their successors are elected and qualified. The term of office of all officers is coterminous with that of the board of directors that elected or appointed them.

Family Relationships

None of the directors or key officers of PLDT are related to each other.

Compensation

The aggregate compensation paid to the directors, the chief executive officer and other key officers named above, as a group, for 2002 amounted to Php187 million.

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director's fee in the amount of Php125,000 for each meeting of the board attended, except Manuel V. Pangilinan, who has waived his right to receive a director's fee. Each of the members or advisors of the audit, executive compensation, nomination and finance committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

There are no agreements between PLDT and any of its directors and key officers providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT's retirement plan.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the board of directors and stockholders, respectively, of PLDT approved the executive stock option plan covering a total of 1,289,745 shares of common stock and the amendment of the seventh article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of the 1,289,745 shares of common stock pursuant to the executive stock option plan.

Stock options may be granted pursuant to the executive stock option plan to management executives and advisors/consultants of PLDT. The executive compensation committee of our board determines the eligibility of a management executive or advisor/consultant to receive a stock option, as well as the number of shares of common stock to be covered by each stock option.

Stock options granted under the executive stock option plan become fully vested after the completion of five years from the relevant option grant date. An option holder may exercise his option to purchase that number of vested shares of common stock underlying his option, in whole or in part, at the price at Php814 per share, subject to adjustment upon the occurrence of specific events described in the executive stock option plan. The option holder is required to give written notice of exercise to the executive compensation committee, indicating the number of vested shares to be purchased, accompanied by payment in cash of the full amount of the purchase price for those shares.

Share Ownership

The following table sets forth information regarding ownership of our common stock, preferred stock and executive stock options as of May 31, 2003 by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common stock and less than 1% of our preferred shares.

Name of Owner	Shares of Common Stock	Shares of Preferred Stock	Shares of Common Stock Underlying Executive Stock Options(1)

Antonio O. Cojuangco	4	4,060	—
Manuel V. Pangilinan	54,419	360	97,571
Helen Y. Dee	22,725(2)	180	—
Corazon S. de la Paz	12,553,130(3)	—	—
Albert F. del Rosario	38,425	1,560	—
Ray C. Espinosa	301	—	38,342
Napoleon L. Nazareno	6,429	495	—
Rev. Fr. Bienvenido F. Nebres, S.J	2,467(4)	—	—
Juan B. Santos	1	—	—
Pedro E. Roxas	1	540	—
Taketo Suzuki	1,501	—	—
Mitsuhiro Takase	1	—	—
Ricardo R. Zarate	3,415	—	39,464
Antonio R. Samson	4,050	—	28,644
Ma. Lourdes C. Rausa-Chan	257	350	22,302
Anabelle L. Chua	1,540	—	13,738
George N. Lim	1,700	360	13,256
Claro Carmelo P. Ramirez	1,500	—	14,496
Victorico P. Vargas	—	180	23,835
Rosalie R. Montenegro	—	—	16,006
Ariel A. Roda	1,500	—	13,938
Alfredo S. Panlilio	—	—	11,151
Ernesto R. Alberto	—	—	—
Jun R. Florencio	15	530	10,593
Celso T. Dimarucut	—	460	14,218
Christopher H. Young	104,312	––	––
Anastacio R. Martirez	30,577	––	––
Peter J. Lawrence	––	––	––
Donald J. Rae	––	––	––

_____________

(1)     As of May 31, 2003, under PLDT's executive stock option plan, options to purchase 357,554 common shares have been granted to the key officers listed in the table above. No options have been granted to non-executive directors. All outstanding options are exercisable at an exercise price of Php814 per share and have an expiration date of December 10, 2009. No outstanding options were exercisable until December 10, 2001, at which time 25% became exercisable. An additional 25% vested on December 10, 2002, and will vest annually on December 10, 2003 and 2004.

(2)     As chairperson and president of Hydee Management & Resources, Inc., Ms. Dee may exercise voting rights in respect and may be considered to have beneficial ownership of 22,627 shares of common stock owned by Hydee Management Resources, Inc.

(3)     As president and chief executive officer of the Social Security System, Ms. de la Paz may exercise voting rights in respect and may be considered to have beneficial ownership of 12,553,129 shares of common stock owned by the Social Security System.

(4)     As president of the Ateneo de Manila University, Rev. Fr. Nebres may exercise the voting rights of 2,465 shares of common stock owned by the Ateneo de Manila University.

The aggregate number of common and preferred shares directly owned by all key officers, directors and advisors as at May 31, 2003 were 250,049 and 9,075 respectively, or 0.148% and 0.001% of PLDT’s outstanding common and preferred shares, respectively.

Audit, Nomination, Executive Compensation and Finance Committees

Our board of directors is authorized under the by-laws to create committees as it may deem necessary. Some of the committees formed were the audit, nomination committee, executive compensation and finance committees, the purpose of which is to assist our board of directors.

Audit Committee

Our audit committee is composed of three members who are independent directors, namely, Fr. Bienvenido F. Nebres, S.J., who chairs the committee, Pedro E. Roxas and Juan B. Santos. Taketo Suzuki, who is a member of our board of directors, and Roberto R. Romulo and Amado Bagatsing are advisors to the audit committee.

As provided for in the audit committee charter, the purposes of the audit committee are to assist our board of directors:

  in its oversight of PLDT’s accounting and financial reporting principles and policies and internal audit controls and procedures;

  in its oversight of the integrity of PLDT’s financial statements and the independent audit thereof;

  in its oversight of PLDT’s compliance with legal and regulatory requirements;

  in selecting and recommending the external auditors to be appointed by our board of directors, evaluating such external auditors’ qualifications and independence and, where deemed appropriate, replacing the external auditors; and

  in its oversight of the performance of the internal auditing organization and the external auditors.

With respect to the external auditors, the audit committee has the following duties and powers:

  to review and evaluate the qualifications, performance and independence of the lead partner of the external auditors;

  to select and recommend the external auditors to be appointed by the board of directors and to recommend the removal or replacement of the external auditors;

  to review in consultation with the head of the internal auditing organization and the Chief Financial Adviser the fees charged by the external auditors for audit and non-audit services;

  to approve all audit engagement fees and terms, as well as all significant non-audit engagements with the external auditors;

  to ensure that the external auditors prepare and deliver annually the Statement as to Independence and Auditor’s Statement, to discuss with the external auditors any relationships or services disclosed in such statements that may impact the objectivity, independence or quality of services of our external auditors and to take appropriate action in response to such statements to satisfy itself of the external auditor’s independence;

  to ensure that the lead partner of the external auditors is rotated at least once every five (5) years; and

  to instruct the external auditors that the external auditors are ultimately accountable to the board of directors through the audit committee.

Nomination Committee

Our nomination committee is composed of four members, three of whom are independent directors namely, Fr. Bienvenido F. Nebres, S.J., who chairs the committee, Pedro E. Roxas and Juan B. Santos, and Victorico P. Vargas, who is a non-voting member.

Executive Compensation Committee

Our executive compensation committee is composed of four members, three of whom are regular members of our board of directors. Albert F. del Rosario, who chairs the committee, Ray C. Espinosa and Pedro E. Roxas are regular members of our board of directors. The fourth member of the committee is Oscar S. Reyes. Taketo Suzuki, who is a member of our board of directors, is an advisor to the committee.

Finance Committee

Our finance committee is composed of four members, three of whom are regular members of our board of directors. Corazon S. de la Paz, who chairs the committee, Antonio O. Cojuangco and Napoleon L. Nazareno are regular members of our board of directors. Christopher H. Young is the fourth member. Mitsuhiro Takase, who is a member of our board of directors, is an advisor to the committee.

Employees and Labor Relations

As of December 31, 2002, PLDT's total number of employees was 12,131, of which 52% were rank and file, 44% were management/supervisory staff and 4% were executives. This number represents a decrease of 784 employees, or approximately 6%, from the personnel level as of the end of 2001, mainly as a result of the ongoing manpower reduction program that we initiated in 1995. From a peak of 20,312 at the end of 1994, the number of our employees declined by 8,181, or 40%, by the end of 2002.

In 2002, PLDT decided to rationalize the operations of its operator-assisted call-handling units located principally in certain of its provincial exchanges. In recent years, operator-assisted calls have dramatically declined due to the popularity of direct dialing and other alternative means of communications, such as e-mail and text messaging. Consequently, 322 employees of PLDT manning its regional operator services, where call volumes have significantly declined, were separated from service with enhanced retirement/redundancy pay package, effective December 31, 2002. In relation to this, the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, filed a Notice of Strike with the Department of Labor and Employment, or DOLE, on November 8, 2002, and filed a complaint against PLDT for alleged unfair labor practices.

After a series of failed conciliation meetings between representatives of PLDT and MKP before a DOLE conciliator, MKP staged a 14-day strike beginning on December 23, 2002. The strike ended on January 6, 2003 by virtue of a return-to-work order issued by the DOLE Secretary to striking employees, except those employees whose employment were already terminated by PLDT. Moreover, the DOLE Secretary, in the same order, certified the labor dispute to the National Labor Relations Commission, or NLRC, for compulsory arbitration. The NLRC has yet to schedule arbitration proceedings on MKP’s complaint against PLDT.

Over the past several years, PLDT has been implementing a manpower reduction program, or MRP, in line with its continuing effort to reduce the cost base of the fixed line business. In 2002 and in the first quarter of 2003, 845 and 299 employees have availed of the program, respectively. The MRP cost charged to operations amounted to Php324 million for the year ended December 31, 2002 and Php227 million for the three months ended March 31, 2003. We currently anticipate incurring approximately Php1,000 million in additional costs in 2003 relating to the implementation of this program.

The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP is being implemented under the New Labor Code and is in compliance with all other relevant labor laws and regulations. By the end of 2003, PLDT expects to reduce its headcount to approximately 10,500 employees.

We consider our relationship with our rank and file employees union, our supervisors' union and our sales supervisors' union to be generally good. See also “Item 5. Operating and Financial Review and Prospects — Other Information — Strike of PLDT Employees.”

Pension and Retirement Benefits

PLDT has a trusteed, non-contributory defined benefit plan covering all permanent and regular employees. The benefit plan provides benefits upon normal retirement beginning at age 65, early retirement beginning at age 50 or completion of at least 30 years of credited service, voluntary separation beginning at age 40 or completion of at least 15 years of credited service, total and physical disability, death and involuntary separation. Benefits are based on the employee's final monthly basic salary and length of service.

The normal retirement benefit is equal to a percentage of the final monthly basic salary per year of credited service. The percentage is 100% for those with less than 15 years of service at retirement and 125% for those with 15 years of service at retirement. Thereafter, the percentage increases by 5% for every additional year of credited service up to a maximum of 200%. The early retirement benefit is equal to the accrued normal retirement benefit with salary and service at the date of early retirement.

The benefit plan's assets include indirect ownership of 100% of the shares of Home Cable. All of the shares of Home Cable are pledged to a group of lenders as security for a loan of Home Cable, in respect of which Home Cable has defaulted on payment. On April 10, 2002, the loan agent, at the request of a majority of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating this loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink's shares in Home Cable. As a result, the benefit plan could lose its indirect ownership in these shares or the pledged assets of Home Cable.

In the event the benefit plan's assets were insufficient to pay the required retirement benefits, PLDT would be obligated to fund the amount of the shortfall. In addition, claims of PLDT's employees for retirement benefits that have accrued would rank above the claims of all other creditors of PLDT, in the event of PLDT's bankruptcy or liquidation.

We spent Php890 million for pension, retirement and similar benefits for our employees for the year 2002.

For more information about the benefit plan, see Note 19 to our financial statements in Item 18.

Employees' Stock Plan

Since 1966, PLDT has had an employees' stock plan under which shares of common capital stock may be offered and sold to our regular employees, other than directors, at a discount from market value. On September 27, 1999, our board of directors approved the amendments to the employees' stock plan changing the plan name to “PLDT Stock Purchase Plan” and limiting the coverage of the plan to rank-and-file and supervisory employees. These amendments were approved by our stockholders at a special meeting held on December 10, 1999.

Beginning January 3, 2000 to March 31, 2000, we made our ninth offering under the PLDT Stock Purchase Plan, under which we made available up to 991,200 shares of common stock to all eligible employees as of January 3, 2000. The shares were offered at a discounted price of Php877.63 per share, which was 85% of the average market price of our common stock on the Philippine Stock Exchange on January 3, 2000. The 36-month installment payment period began on April 30, 2000 and will end on April 15, 2003. As of December 31, 2002, the maximum number of shares remaining to be offered under the plan was 1,173,513 shares. We believe that the PLDT Stock Purchase Plan gives our employees the opportunity to invest in our company on beneficial terms and broadens our shareholder base.

Legal Proceedings

On April 10, 2001, a group of private individuals filed a complaint with the Office of the Ombudsman against former President Joseph Estrada and other individuals, including Mr. Manuel V. Pangilinan, who is our president, chief executive officer and one of our directors. The complaint alleged that the defendants were involved in acts involving direct and indirect bribery, corruption of public officials, illegal giving or offering of gifts to public officials and/or “economic plunder.” In the case of Mr. Pangilinan, the complaint alleged that a Php20 million check issued by Mr. Pangilinan was deposited in a bank account owned by former President Estrada. The Office of the Ombudsman reviewed the charges against Mr. Pangilinan to determine whether there is probable cause to warrant prosecution of the charges before the Sandiganbayan, a special court that hears anti-graft cases. Mr. Pangilinan has filed a counter-affidavit with the Office of the Ombudsman to refute the allegations against him and believes, based on the advice of his counsel that the complaint against him was without merit. The investigation by the Office of the Ombudsman into the matters raised by the complainant and its prosecution of Mr. Estrada continues.

Item 9.        Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information regarding ownership of PLDT common stock as of May 31, 2003 for all shareholders known to us to beneficially own 5% or more of PLDT's common stock. All shares of PLDT's common stock have one vote per share.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percentage of Class

First Pacific(2)	53,238,376	31.43
PCD Nominee Corporation(3)	50,506,850	29.81
Chase Manhattan (Hong Kong) Nominees Limited(4)	27,038,020	15.96
NTT Communications(5)	25,266,971	14.92
Social Security System(6)	12,553,129	7.41

———————

(1) Under the rules of the Commission, and as used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. In addition, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days, through the exercise of any option or warrant. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 169,403,990 shares of common stock outstanding as of May 31, 2003.

(2) Consists of shares held by affiliates of First Pacific, including 26,034,263 shares held of record by Philippine Telecommunications Investment Corporation, or PTIC, 6,717,319 shares held of record and 455,000 shares held in street name by and for Larouge B.V.; 2,919,260 shares held of record by Asia Link, B.V.; and 17,112,534 shares held of record by Metro Pacific Resources, Inc., or MPRI. Pursuant to resolution adopted by the board of directors of PTIC, a copy of which had been furnished to PLDT, the President of PTIC, Mr. Manuel V. Pangilinan, has the continuing authority to represent PTIC at any and all meetings of the stockholders of a corporation in which PTIC owns of record or beneficially any shares of stock or other voting security, and to sign and deliver, in favor of any person he may deem fit, a proxy or other power of attorney, with full power of delegation and substitution, authorizing his designated proxy or attorney-in-fact to vote any and all shares of stock and other voting securities owned of record or beneficially by PTIC at any and all meetings of the stockholders of the corporation issuing such shares of stock or voting securities. Based on a Secretary’s Certificate, a copy of which had been furnished to PLDT, MPRI’s board of directors designated MPRI’s President, Mr. Manuel V. Pangilinan or, in his absence, any one of the other directors of MPRI, as authorized representative and proxy to represent MPRI in the Annual Meeting of Stockholders of PLDT for the year 2003 and to vote the shares registered in the name of MPRI in the books of PLDT on any and all matters which may properly come before the stockholders during the aforementioned meeting.

(3) Registered owner of shares beneficially owned by participants in the Philippine Central Depository or PCD, a private company organized to implement an automated book entry system of handling securities transactions in the Philippines.

(4) Holds shares as nominee of JPMorgan Chase Bank, successor depositary of the shares of common stock underlying the American Depositary Shares (ADSs) each representing one share of common stock of PLDT and evidenced by American Depositary Receipts (ADRs). Pursuant to the Common Stock Deposit Agreement, dated October 14, 1994, as amended on February 10, 2003, if the depositary does not receive voting instructions from a holder of ADRs, such holder will be deemed to have instructed the depositary to provide a discretionary proxy to a person designated by PLDT for the purpose of exercising the voting rights pertaining to the shares of common stock represented by such holder of ADRs, except that no discretionary proxy will be given with respect to any matter as to which substantial opposition exists or which materially and adversely affects the rights of the holders of such ADRs.

(5) On December 11, 2002, NTT Communications Capital (UK) Limited, or NTTC-UK, and NTT Communications signed an agreement to transfer NTTC-UK’s ownership of shares in PLDT to NTT Communications to enable the latter to consolidate its ownership by becoming the direct beneficial owner thereof. Prior to this transfer, NTT Communications and NTT were already the indirect beneficial owners of the PLDT shares held by NTTC-UK, a wholly-owned subsidiary of NTT Communications. Inasmuch as NTT Communications is NTT’s wholly-owned subsidiary, NTT remains to be the indirect beneficial owner of the shares in PLDT. In connection with the Annual Meeting of the Stockholders of PLDT for the year 2003, Mr. Kiyoshi Maeda, an authorized representative of NTT Communications, executed a proxy in favor of Mr. Manuel V. Pangilinan with full power of substitution and delegation to vote the PLDT common shares of NTT Communications at the aforementioned meeting.

(6) Includes 7,518,340 shares held of record by PCD Nominee Corporation.

As of May 31, 2003, approximately 87.9% of the outstanding capital stock of PLDT was registered in the names of Philippine persons.

Related Party Transactions

Companies within the PLDT Group are engaged in arm's-length transactions in the ordinary course of business. We believe that the terms of these transactions are comparable with those available from unrelated parties. The following is a discussion of the major agreements with or between members of the PLDT Group and related parties.

Agreements with NTT Communications

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

  On September 28, 1999, PLDT entered into a Stock Purchase and Strategic Investment Agreement with First Pacific and its affiliates and NTT Communications whereby, pursuant to amendments on March 8, 2000 and March 24, 2000, PLDT acquired all of the outstanding stock of Smart from First Pacific and its affiliates and NTTC-UK, in exchange for newly issued and fully paid common stock of PLDT. As part of the strategic alliance formed between PLDT and NTT Communications, NTT Communications made a further strategic investment in PLDT by subscribing for an additional 12 million newly issued shares of common stock of PLDT for a price of approximately Php14,700 million effectively making NTT Communications the beneficial owner of 15% of PLDT's common stock. In addition, PLDT and NTT Communications agreed to establish a joint committee to explore the development and marketing of products and services between the parties, and PLDT granted to NTT Communications contractual veto rights over certain decisions and transactions. For more information, see “Item 3. Key Information — Risk Factors — Risks Relating to Us — A significant number of PLDT's shares are held by two separate shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT”; and

  Simultaneously with the closing of the Stock Purchase and Strategic Investment Agreement, First Pacific, NTT Communications and NTTC-UK entered into a Shareholders Agreement. Under the Shareholders Agreement, NTT Communications is entitled to nominate two directors to the PLDT board of directors and First Pacific and its affiliates are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to Smart's board of directors and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. NTT Communications is also entitled to appoint members or advisors of certain PLDT management and board committees, including the audit, executive compensation and finance committees described above under “— Audit, Nomination, Executive Compensation and Finance Committees.” Under the Shareholders Agreement, each party has agreed, under certain circumstances, to vote its shares of common stock in favor of the nominees designated by the other parties.

We are also a party to the following agreements with NTT Communications and/or its affiliates, in respect of which Php32 million and Php39 million were payable as of December 31, 2002 and 2001, respectively:

  Arcstar Licensing Agreement and Arcstar Service Provider Agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications' “Arcstar” brand to its corporate customers in the Philippines;

  Conventional International Telecommunications Services Agreement with NTT Communications under which PLDT and NTT Communications have agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses;

  Internet Services Agreement with NTT Communications under which PLDT and NTT Communications have agreed on arrangements to coordinate their plans for the deployment and utilization of Internet protocol transport capacity and the development and promotion of Internet-related and other value-added services;

  Advisory Services Agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT;

  Smart-NTT Multimedia Agency Agreement with NTT Communications under which Smart-NTT Multimedia, then a 60% owned subsidiary of Smart, provides a full range of PLDT's telecommunications services, including leased lines, domestic frame relay, cellular service, and multimedia services;

  Domestic Fiber Optic Network Submerged Plant Maintenance Agreement with NTT World Engineering Marine Corporation under which NTT World Engineering Marine Corporation provides maintenance services to PLDT’s domestic fiber optic network;

  Chartered Arrangement Maintenance Contract with NTT World Engineering Marine Corporation under which, for a period of five years, NTT World Engineering Marine Corporation uses CS PLDT primarily to maintain the submarine cable comprising the submerged portion of our fiber optic network; and

  Tradename and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines.

PLDT Letter of Support in Favor of Piltel

In connection with Piltel's debt restructuring, on June 4, 2001, PLDT issued a letter of support for the benefit of Piltel and its creditors, under which PLDT is obligated to provide up to a maximum of US$150 million to make up shortfalls in Piltel's operating cash flows. As of December 31, 2002, US$50 million remained available under the letter of support.

Agreements between Smart and Piltel

Smart and Piltel have entered into the following agreements in connection with the integration of their operations:

  An agreement in 2002 for the co-location, or sharing, of cellular sites selected by agreement of the parties, whereby Piltel is paid a usage fee of Php45,000 per shared site per month, subject to a 10% annual increase;

  An agreement whereby Smart manages the operation of Piltel's cellular and paging systems, which are divided into the following three sub-agreements:

                                     (i)           A facilities management agreement in November 2000 under which Smart operates, maintains and manages the physical facilities and technical services of Piltel's existing cellular and paging systems. Piltel compensates Smart under the arrangement through a monthly fixed fee of Php4 million and a variable monthly fee of Php13,735 per site covered by the agreement. An additional fee of Php186,878 per month and Php624 per site are payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel's cellular telecommunications network in the E.O. No. 109 areas in Mindanao, including Piltel's business and central offices, base stations and public calling offices in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

                                   (ii)           A customer service management agreement on September 15, 2000 under which Piltel outsourced the operation of its customer service and billing functions for its cellular and paging systems to Smart for a monthly fee of Php9 million and a variable cost of Php57.00, Php17.00 and Php25.00 per postpaid and prepaid cellular and paging subscriber, respectively. An additional fee of Php399,926 per month and Php1.00 per postpaid cellular subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

                                  (iii)           An administrative support and management services agreement in September 2000 under which Piltel pays a monthly fixed fee of Php8 million. An additional fee of Php 353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement;

  A facilities service agreement in March 2000 under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses.

Facilities Management Agreement between Piltel and PLDT

On July 19, 2001, PLDT entered into a facilities management agreement with Piltel under which PLDT undertook the management, operation and maintenance of Piltel's regional telecommunication and E.O. No. 109 network operations and services, including E.O. No. 109 fixed line build out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel's regional telecommunication service in Baguio, Puerto Princesa, Masbate and Boac and E.O. No. 109 service in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah.

Under the agreement, PLDT also undertook the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel's regional telecommunication service in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of Php30.00 for bill generation and Php6.00 for bill delivery from an exchange to a subscriber. All third party invoices will be charged to Piltel at cost, including value added tax.

The agreement is effective for the three years from July 2001 to July 2004 and supersedes the facilities management agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate.

Facilities Management Agreement between Piltel and Subic Telecom

On September 5, 2001, Piltel and Subic Telecom entered into a facilities management agreement under which Subic Telecom undertook the management, operation and maintenance of the regional telephone network, customer operations, network operations and pay phones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel is required to pay a monthly variable cost per account in the amount of Php44.00 for repairs and maintenance and Php6.00 for bill delivery from an exchange to a subscriber. All third party invoices are required to be charged on to Piltel at cost, including value-added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on the commercial operations date, which has been set as January 1, 2002. In the event PT Asia Cellular Satellite's billing revenues are less than US$45 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten year term of the agreement.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite, dated as of March 12, 1997, under which PLDT may:

  authorize distributors to resell ACeS service in the Philippines upon prior approval from PT Asia Cellular Satellite; and

  appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to ACeS International Limited all of PT Asia Cellular Satellite's rights under the Founder NSP Air Time Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and ACeS International Limited, PLDT consented to the assignment by ACeS International Limited of the Founder NSP Air Time Purchase Agreement to P.T. Bank Internasional Indonesia as security agent for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998 which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, ACeS International Limited, P.T. Bank Internasional Indonesia and various banks.

In March 2003, PLDT, together with the founder shareholders, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original ATPA. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of approximately US$4 million. PLDT is also obliged to purchase from AIL 13,750 satellite fixed phone units for the year 2003 at US$395 F.O.B per unit, subject to quarterly price adjustment. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

Transponder Lease from Mabuhay Satellite to PLDT

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. Originally, the lease covered 14 C-band transponders; however, on December 18, 2000, PLDT terminated the Transponder Lease Agreement with respect to four transponders which service was interrupted and not restored resulting in PLDT's inability to access and use the transponders. This was further reduced to 8 C-band transponders on December 18, 2002. The annual basic rent for the transponders is approximately US$14 million with US$1.8 million annual lease per transponder.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

  transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

  grant of a continuing security interest of first priority in all of Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Facilities Management Agreement and Service Agreement between Smart and ACeS Philippines

Smart and ACeS Philippines are parties to a facilities management agreement and an administrative support and management services agreement, both dated February 16, 2001.

Under the facilities management agreement, Smart manages, maintains and operates the ACeS Global Mobile Personal Communications by Satellite (GMPCS). Under the administrative support and management services agreement, Smart provides administrative support and services in certain aspects of ACeS Philippines’s business operations such as payroll administration and training, finance, legal, audit, purchasing and materials management, public affairs, information technology, and sales and marketing. In exchange for the foregoing services, Smart is compensated with fixed and variable monthly fees by ACeS Philippines.

Smart and ACeS Philippines are also parties to a service distribution agreement, dated July 18, 2000 and amended on February 16, 2001, whereby Smart has been designated to be the authorized service provider of ACeS Philippines GMPCS. Under the amended agreement, Smart is required to remit to ACeS Philippines a facility usage fee based on a revenue-sharing formula while ACeS Philippines is required to pay Smart’s charges for the payphone-related services.

Agreements between Smart and Asia Link B.V. , or ALBV

Smart and ALBV are parties to agreements under which Asia Link undertakes to provide technical support services for the operations and maintenance of Smart’s CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. Asia Link is a subsidiary of First Pacific.

Agreement with Foote, Cone & Belding Worldwide, or FCB Worldwide

Under this agreement FCB Worldwide provides consultancy and advisory services to PLDT. The chairman of PLDT’s board of directors is the non-executive chairman of FCB Worldwide’s representative office in the Philippines.

Agreements relating to insurance companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan; wherein premiums are paid directly to Malayan. Total payments to Gotuaco and Malayan covering the twelve-month period ending July 31, 2003 amounted Php307 million. Two directors of PLDT have a direct/indirect interest in or serve as directors/officers of Gotuaco and Malayan.

Other Transactions

PLDT, Smart, Piltel, Clark Telecom, Subic Telecom and MaraTel are parties to various interconnection agreements with each other. The terms of these agreements are similar to the terms of other interconnection agreements with telecommunications providers that are not affiliated with PLDT.

On May 11, 2000, PLDT acquired from Piltel 600,000 shares of common stock of Mabuhay Satellite for Php60 million. On the same date, Piltel assigned to PLDT Piltel's right to subscribe for 617,028 shares of common stock of Mabuhay Satellite for which Piltel had paid Php54 million. In exchange, PLDT paid Php54 million to Piltel and assumed the obligation to pay Mabuhay Satellite the unpaid balance of the subscription price amounting to Php8 million.

On August 14, 2000, PLDT acquired from Smart 632,076 shares of common stock of Smart-NTT Multimedia for a total consideration of Php63 million.

On December 9, 2002, PLDT transferred and conveyed to Smart certain inland and submarine domestic fiber optic cable loops, digital transmission equipment and corresponding network management systems with an aggregate net book value of Php4,138 million, as consideration and in exchange for 298 million preferred shares of Smart subscribed by PLDT at Php13.875 per share, or a total subscription price of Php4,138 million.

The above related party transactions are discussed further in Note 18 to our financial statements in Item 18.

Item 10.    Financial Information

Consolidated Statements and Other Financial Information

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Legal Proceedings

Except as disclosed in the following paragraphs, PLDT is not a party to, and none of its property is subject to, any pending legal proceedings which PLDT considers to be potentially material to its business.

Quo Warranto Action

On June 4, 1990, the Solicitor General of the Philippines instituted legal proceedings in the Regional Trial Court of Makati City seeking to “oust Philippine Long Distance Telephone Company (PLDT) from exercising its franchise and/or to revoke, cancel and/or pre-terminate its franchise (Act No. 3436, as amended) and/or to break up an unlawful monopoly and give equal and fair opportunity to other service corporations.” The Solicitor General cited constitutional and statutory grounds for his action. These include alleged foreign investors' participation in the control and management of PLDT on a basis disproportionate to their holdings of PLDT's capital stock, violation of the requirement that 60% of the capital of a public utility be owned by Philippine citizens, inadequate and costly equipment and service, and blocking of the right of other parties to provide telephone service in the Philippines.

We believe that these allegations are without merit. The Philippine Congress granted PLDT's amended franchise under Republic Act No. 7082 notwithstanding the existence of these proceedings and the opposition of the Solicitor General. The case has been archived by virtue of a court order dated January 20, 1999. No further action has been taken and the case remains inactive. For additional information regarding this case, see “Item 3. Key Information — Risk Factors — Risks Relating to Us — PLDT's franchise may be revoked if we are unsuccessful in legal proceedings, which are pending."

NTC Fees

Since 1994, following the NTC's rejection of PLDT's formal protest against the assessments by the NTC of permit, supervision and regulation fees, PLDT and the NTC have been involved in legal proceedings before the Court of Appeals and the Supreme Court. The basis of these legal proceedings is the NTC's inclusion of stock dividends and capital in excess of the par value of stock in computing these fees, and the NTC's assessment of administrative fees for the increase in PLDT's authorized capital stock even in the absence of NTC's performance of regulatory services. As of December 31, 2002, PLDT has paid under protest Php1,094 million in supervision and regulation fees and Php103 million in permit fees.

The Court of Appeals held that the annual supervision and regulation fees should be assessed and collected only on the basis of the par value of PLDT's outstanding capital stock exclusive of capital in excess of par. On appeal filed by the NTC, the Supreme Court, in its decision dated July 28, 1999, ordered the NTC to recompute the fees to be imposed on PLDT on the basis of PLDT's capital stock subscribed or paid, which was defined as the “total amount of the capital that persons have agreed to take and pay for.” However, the subsequent assessment issued by the NTC for outstanding supervision and regulation fees also included the amount of stock dividends in the basis of calculation, which PLDT believes is contrary to the dispositive portion of the Supreme Court decision. In view of this, and NTC's failure to resolve PLDT's protest, PLDT filed with the Court of Appeals a Petition for Certiorari and Prohibition with an Application for a Temporary Restraining Order/Writ of Preliminary Injunction to invalidate and permanently enjoin the enforcement of the NTC assessment. Initially, the Court of Appeals issued a temporary restraining order. Thereafter, on December 4, 2000, the Court of Appeals issued a writ of preliminary injunction enjoining the implementation of the NTC's assessment. On February 12, 2001, the Court of Appeals dismissed PLDT's petition. PLDT filed a Motion for Reconsideration of this dismissal. Because the statutory deadline for the payment of the supervision and regulation fees is September 30 of each year, PLDT filed with the Court of Appeals an Urgent Motion for Re-Issuance of Restraining/Injunctive Writ, which was granted on September 26, 2001, to be effective until the Motion for Reconsideration is resolved. On March 21, 2002, the Court of Appeals denied PLDT's Motion for Reconsideration and dissolved the restraining/injunctive writ. On May 17, 2002, PLDT filed with the Supreme Court a Petition for Review on Certiorari of the decision of the Court of Appeals dated February 12, 2001. On September 5, 2002, PLDT filed an Urgent Motion for the issuance of a temporary restraining order to enjoin the NTC from enforcing any assessment for supervision and regulation fees on PLDT until the Supreme Court has resolved PLDT’s petition on its full merit. Considering that the Supreme Court had not decided on PLDT’s aforementioned Motion as of September 30, 2002, PLDT paid to the NTC on said date supervision and regulation fees for the years 2000 and 2002 calculated on the basis of paid-up capital including premium but excluding dividends.

Victor C. Fernandez

On December 9, 1999, a holder of preferred shares of stock of PLDT, Victor C. Fernandez, filed a petition against the incumbent directors of PLDT questioning the validity of the resolutions of the board of directors of PLDT then authorizing the acquisition of Smart. Fernandez claimed that he would suffer injury from dilution of his shares and the possible revocation of PLDT's franchise in view of the violation of the Philippine Constitution's foreign equity restrictions if these resolutions were implemented. Fernandez also claimed that the approval rights to be granted to NTT Communications in connection with the Smart acquisition would constitute foreign intervention in the management and operation of public utility and that the Smart shares being acquired by PLDT were overvalued. The respondent directors denied all these claims and have articulated their legal arguments in their answer to the complaint.

Fernandez's application for a restraining order to enjoin the holding of the PLDT stockholders' meeting on December 10, 1999 was denied by the Philippine SEC. At this meeting, the stockholders approved the resolutions passed by the board of directors authorizing the acquisition of Smart. On June 20, 2000, Fernandez's application for a writ of preliminary injunction was denied.

In view of the provisions of Republic Act No. 8799 enacted in July 2000, referred to as the Securities Regulations Code, transferring the jurisdiction of intra-corporate controversies to the Regional Trial Court, the Philippine SEC transferred the case to the Regional Trial Court of Manila. By a motion filed by the parties, the case was later ordered transferred to the proper venue, the Regional Trial Court of Makati City and was raffled to Branch 142 of the Regional Trial Court of Makati City (the “Makati Court”).

During the pre-trial hearing, the parties agreed to limit the resolution of the case to merely issues of law except for the issue on respondent directors’ counterclaims.

The transactions subject of the suit (“Questioned Transactions”) were limited to PLDT’s acquisition of Smart and NTT’s entry into PLDT and the issues to be resolved were limited to whether (a) the remaining Questioned Transactions violate the constitutional limitations on foreign equity in public utilities, The Foreign Investments Act and the Anti-Dummy Law; (b) the Questioned Transactions result in a monopoly; and (c) Fernandez is entitled to annul the Questioned Transactions.

The Makati Court in its decision dated February 21, 2002 (the “Decision”) held that the Questioned Transactions “resulting from resolutions which have been approved by PLDT’s stockholders and government regulatory agencies, such as the NTC and the Philippine SEC, are valid and legal” and thus dismissed the petition of Fernandez. On April 14, 2003, Fernandez filed with the Supreme Court a Petition for Review on Certiorari seeking a review of the Decision (the “Petition”). On May 22, 2003, Fernandez filed a Motion to refer the Petition to the Supreme Court en banc. On the other hand, the hearing on the counterclaims of the respondent directors was reset to May 9, 2003. However, On April 29, 2003, Fernandez filed a Motion for the Suspension of the Proceedings pending resolution by the Supreme Court of the Petition. On May 26, 2003, the respondent directors filed their Comment praying for the denial of the said Motion.

Taxation

National Internal Revenue Taxes

PLDT has filed various cases against the Commissioner of the Bureau of Internal Revenue for refunds and/or tax credit of:

  erroneously paid value added taxes, compensating taxes, advance sales taxes and other internal revenue taxes on PLDT's importation of various equipment, machinery, and spare parts;

  erroneously paid withholding tax on separation pay of employees who availed of the benefits under the Manpower Reduction Program; and

  overpaid value added taxes, which were paid based on gross billings, not on gross receipts.

The first two cases are pending with the Supreme Court and the Court of Appeals, respectively. With respect to the third case, the Court of Tax Appeals issued a decision on July 18, 2002 partially granting the claim for refund. The Commissioner of Internal Revenue filed a Motion for Partial Reconsideration, which was denied by the Court of Tax Appeals in its Resolution dated September 20, 2002. On October 8, 2002, the Commissioner of Internal Revenue filed for a Motion for Extension of time to file Petition for Review with the Court of Appeals. However, despite the lapse of the extended period, the Commissioner of Internal Revenue failed to file the Petition for Review. Hence, the Court of Appeals issued a Resolution on March 27, 2003 dismissing the petition. On March 28, 2003, the Court of Appeals issued a Resolution ordering the issuance of the Entry of Judgment and Writ of Execution.

Local Business and Franchise Taxes

PLDT currently faces various suits for local business and franchise taxes assessed by different local government units. PLDT believes that under prevailing Philippine laws, it is exempt from the payment of local business and franchise taxes to local government units and it is contesting the assessment of these taxes in all these cases.

In a case entitled PLDT vs. the City of Davao, on August 22, 2001, the Supreme Court denied PLDT’s Petition for Review on Certiorari and affirmed the decision of the Davao City Regional Trial Court upholding the assessment of local franchise tax in the amount of Php3.7 million for the year 1999 and denying PLDT’s claim for a refund of erroneously paid franchise tax for the year 1997 and the first to the third quarters of 1998. The Supreme Court held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, the issue is whether, after the withdrawal of PLDT’s exemption under the Local Government Code, PLDT again became entitled to the exemption by virtue of Section 23 of Republic Act No. 7925. The Supreme Court ruled that PLDT is not entitled to this exemption, and cited rules in statutory construction holding that tax exemptions are highly disfavored, and that legislative intent must be ascertained from a consideration of the statute as a whole and not merely of a particular provision. The decision stated that the term “exemption” in Section 23 is too general and it does not appear that, in approving Section 23 of Republic Act No. 7925, Congress intended it to operate as a blanket tax exemption to all telecommunication entities. As such, the Supreme Court held that Section 23 of the Republic Act No. 7925 cannot be considered as having amended PLDT’s franchise so as to entitle it to exemption from local franchise tax. On October 1, 2001, PLDT filed a Motion for Reconsideration of the Supreme Court decision and a Motion to Refer the case to the Court En Banc and for Oral Arguments. The Supreme Court’s Second Division granted the Motion to Refer the Case to the Court En Banc, which referral was thereafter accepted by the Supreme Court En Banc. The Oral Arguments were held on January 21, 2003 and both parties submitted their Memorandum whereupon the Motion for Reconsideration was deemed submitted for resolution. On March 25, 2003, the Supreme Court decided by a 9-to-5 vote to deny PLDT’s Motion for Reconsideration and affirmed the franchise tax assessment of Davao City in the amount of Php3.7 million. PLDT believes that although such a decision would constitute a precedent, this will not automatically result in the termination of the other pending local franchise tax cases with the courts rendering a decision adverse to us and PLDT will pursue all legal remedies with regard to all pending cases.

On August 8, 2001, PLDT received a decision, dated July 16, 2001, on its petition filed with a Regional Trial Court of the City of Makati appealing the denial of PLDT’s protest of the assessments for local franchise taxes in the aggregate amount of Php594.7 million for the years 1992 to 1994 and Php1,100 million for the last three quarters of 1995 up to 1998. This decision ordered PLDT to:

  submit its audited financial statements showing its gross receipts for the period from October to December 31, 1992, 1993, 1994, 1995, 1996, 1997 and 1998, so that the City of Makati can make the proper assessment of the tax due;

  pay the City of Makati the sum equivalent to 0.5% of the total gross receipts realized during the period October 1 to December 31, 1992, 1993, 1994, 1995, 1996, 1997 and 1998 after determination of PLDT’s annual gross receipts for the subject years; and

  henceforth pay its franchise and business taxes pursuant to Section 137 of Republic Act 7160.

PLDT filed an appeal with the Supreme Court on September 20, 2001. In its appeal, PLDT argued, among other things, that:

  The right of the City of Makati to assess PLDT for any alleged deficiency in franchise tax for the years 1992 to 1994 in the approximate amount of Php594.7 million has lapsed because the Local Government Code provides for a period of five years within which an assessment can be made by the local government unit and the City of Makati assessed these alleged taxes against PLDT only on May 24, 1999;

  PLDT is exempt from local franchise and business taxes by virtue of the equality of treatment clause under the Public Telecommunications Policy Act as confirmed by the Department of Finance through the Bureau of Local Government Finance and is not therefore liable to pay the City of Makati deficiency tax for the years 1995 to 1998 in the amount approximately Php1,100 million; and

  Assuming (without admitting) that PLDT is liable to pay the franchise tax, the approximate Php1,684 million total assessment is erroneous as it was based on PLDT’s total annual gross receipts derived from its overall business operations, while the Local Government Code provides that the franchise tax which can be imposed by the local government unit shall be based on the annual gross receipts derived from within the taxing local government unit territory or, in this case, from the operations of PLDT within the City of Makati only.

In a resolution dated October 22, 2001, the Supreme Court remanded the case to the Court of Appeals. As required by the Court of Appeals, the City of Makati has filed its Comment and PLDT has filed its Reply to the Comment. On August 21, 2002, the Court of Appeals suspended further proceedings in the case until the Supreme Court resolved the similar issues raised in the City of Davao case discussed above.

PLDT is also protesting the assessment by the City of Makati of a franchise tax deficiency for 1999 in the amount of Php298 million. On February 26, 2001, PLDT filed a petition in the Regional Trial Court of Makati City to compel the Office of the Makati City Treasurer and the Makati City Law Department to act on PLDT’s protest of the assessed franchise tax deficiency for 1999. This case has been suspended pending review by the Court of Appeals of the decision of the Makati City Regional Trial Court in the action in respect of the 1992 to 1998 assessments described above or until further notice.

On December 7, 2001, another case was filed by PLDT against the City of Makati protesting the assessment of local franchise and business taxes for the year 2000 in the amount of Php307 million. The pre-trial, originally scheduled on May 19, 2003, was postponed until August 18, 2003.

On April 16, 2002, another case was filed by PLDT against the City of Manila protesting the assessment of local franchise and business taxes in the amount of Php2,228.4 million for the period covering 1997, 1998, 1999, 2000 and 2001, inclusive of penalties and interests. PLDT filed a motion to suspend proceedings on March 10, 2003 pending the resolution by the Supreme Court of the City of Davao case discussed below. The City of Manila submitted its comments and oppositions on PLDT’s motion to suspend the proceedings on March 21, 2003 and the motion is now deemed submitted for resolution.

PLDT has filed other cases pertaining to the assessments made by other local government units, however, these cases involve amounts significantly lower than the assessments in the cases against the City of Makati and the City of Manila. Some of these cases are pending decision by the respective regional trial courts. In each of the other cases in which an unfavorable decision has been rendered by the lower courts against PLDT, PLDT has filed a Petition for Review with the Supreme Court.

PLDT is also a respondent in a case filed by the Province of Pangasinan with the Court of Appeals. On September 12, 2001, the Court of Appeals reversed the decision of the Regional Trial Court of Lingayen, Pangasinan and held that PLDT is exempt from the payment of the local franchise and business taxes. The Court of Appeals denied the Motion for Extension of Time to file a Motion for Reconsideration of the decision of the Regional Trial Court filed by the Province of Pangasinan and also denied the Motion for Reconsideration of the Court of Appeals’ denial of the Motion for Extension of Time. On April 26, 2002, the Province of Pangasinan filed a Petition for Certiorari seeking to, among other things, set aside the decision of the Court of Appeals in respect of the Motion for Extension of Time to file a Motion for Reconsideration and affirm the decision of the Regional Trial Court of Lingayen. On May 29, 2002, the Supreme Court denied this petition on the ground that “the petition is evidently used as a substitute for the lost remedy of appeal” and the Province of Pangasinan filed a Motion for Reconsideration. The Motion for Reconsideration of the Supreme Court resolution filed by the Province of Pangasinan was denied with finality on June 26, 2002.

Similarly, in a case filed by PLDT against the City of Cebu, the Regional Trial Court declared PLDT exempt from payment of local franchise tax and granted PLDT’s claim for refund. This decision became final on July 6, 2001; however, the City of Cebu filed a Petition for Relief of Judgment with a prayer for preliminary injunction, citing the Supreme Court’s decision in the Davao case.

In addition, we have received assessments for local business and franchise taxes in the aggregate amount of Php24.4 million, all of which are under administrative protest.

As of March 31, 2003, the aggregate amount claimed by the plaintiffs in these lawsuits was Php4,524 million with respect to PLDT and Php313 million with respect to Smart. We believe that in the event these lawsuits are decided against us, our potential liability is likely to be significantly lower than the amounts claimed by the plaintiffs.

Mabuhay Satellite Arbitration

Mabuhay Satellite was engaged in an arbitration commenced by Space Systems Loral, Inc., or SS/L, as a result of a dispute between the parties concerning a joint venture between them. On June 5, 2002, Mabuhay Satellite received an arbitration decision requiring Mabuhay Satellite to pay SS/L approximately US$10 million, plus accrued interest representing Mabuhay Satellite’s unpaid balance for the 65% equity share in the joint venture. As of December 31, 2002, this amount totaled approximately US$15 million (including accrued interest) and had been substantially accrued and recorded in the books of Mabuhay Satellite. Mabuhay Satellite and SS/L are currently negotiating to settle the obligation through an asset-debt swap.

Piltel

In 1999 and 2001, the Philippine SEC investigated Piltel for alleged failure to fully and fairly disclose Piltel's financial condition and the status of its debt obligations. To the knowledge of PLDT, these investigations did not result in an adverse finding against Piltel or PLDT. However, the Philippine SEC imposed a fine on Piltel for late filing of the disclosure to the Philippine SEC of the default on the payment of Piltel's debts.

On March 7, 2002, a Piltel shareholder notified Piltel that it has reasonable grounds to believe that Piltel misrepresented or failed to disclose various liabilities in various audited financial statements. Although no claim has been filed against Piltel, we cannot assure you that a claim on this or other bases will not be filed in the future.

U.S. FCC Proceeding on Termination Rates

In May 2002, PLDT advised AT&T, MCI and other carriers of PLDT’s desire to increase its termination rates by August 2002. Despite numerous negotiation sessions in 2002 and 2003, AT&T and MCI refused to accept any rate increases. PLDT unilaterally extended its prior termination charges to AT&T and MCI while continuing to seek to negotiate, first from August 1, 2002 to October 1, 2002, then until December 31, 2002, and then, finally, despite the lack of a written agreement from AT&T and MCI, through January 31, 2003. While nearly 100 carriers worldwide, including more than 20 U.S. carriers, have to date agreed to the new termination rates and entered into new termination rate agreements with PLDT, the written termination rate agreements with AT&T and MCI lapsed in December 2002, without either agreeing with PLDT on any provisional arrangement or final agreement on the new termination rates. Faced with continuing stonewalling by AT&T and MCI, PLDT, in December 2002, was forced to notify each company that PLDT’s termination rates would finally be increased as of February 1, 2003. Because no agreement was reached with either AT&T or MCI, effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI.

On February 7, 2003, AT&T and MCI filed separate petitions with the U.S. FCC requesting the U.S. FCC to take action to protect U.S. international carriers and U.S. consumers from alleged “whipsawing” behavior occurring on the U.S.-Philippine Route. “Whipsawing” is a form of anti-competitive behavior that involves the ability of foreign carriers to obtain unduly favorable terms and conditions from U.S. international service providers by setting competing U.S. carriers against one another.

On February 7, 2003, the NTC directed Philippine carriers to take one of two different courses of action, depending on whether such carriers had effective termination rates with their counterparties. If PLDT had “existing and effective agreements with foreign telecommunication carriers relative to termination rates”, it should “comply with the terms thereof, specifically in maintaining the flow of traffic in and between circuits and facilities covered by such agreements.” If, however, the counterparty and PLDT were “without existing and effective agreements relative to termination rates,” then PLDT is “encouraged to negotiate and conclude agreements” with the counterparty, and “the parties may agree on provisional/interim arrangements for continuity of service.” Each of AT&T and MCI immediately rejected PLDT’s offer for an interim termination rate agreement.

On February 26, 2003, the NTC issued an Order confirming that, pursuant to its February 7 Order, “it is understood that absent any provisional or interim arrangement or agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.”

On February 28, 2003, PLDT and MCI reached an “interim agreement” effective through March 31, 2003, whereby PLDT agreed to provide direct service under a revised termination rate structure while the parties negotiated a final termination rate agreement. This interim agreement expired on April 15, 2003.

On March 10, 2003, the International Bureau of the U.S. FCC granted the request of AT&T and MCI and issued an Order directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to PLDT, Globe Telecom, Inc., Bayan Telecommunications Philippines, Inc., Digital Telecommunications Philippines, Inc., Smart and Subic Telecom until such time as the U.S. FCC issues a Public Notice that AT&T’s circuits on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale. As of March 31, 2003, receivables from U.S. carriers amounted to approximately US$19 million, of which US$8 million was attributable to PLDT, US$8 million to Smart and US$3 million to Subic Telecom.

In response to the ruling of the International Bureau of the U.S. FCC, the NTC issued a Memorandum Order dated March 12, 2003 directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

The NTC also stated in its March 12, 2003 Order that the termination rates offered by PLDT are “fair and reasonable.” These rates, US$0.12 per minute for calls terminating on the fixed-line network and US$0.16 per minute for calls terminating on mobile networks, are well below the U.S. FCC benchmark settlement rate of US$0.19 per minute for lower middle income countries such as the Philippines and also substantially below the settlement rate of US$0.238 per minute suggested by the International Telecommunication Union for countries with teledensity between 1 to 5 telephones per 100 population.

On April 9, 2003, we filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order. Please see “Item 3. Key Information — Risk Factors — Risks Relating to Us— The outcome of the proceeding at the U.S. FCC is uncertain and could materially affect our ability to engage in business in the United States and our results of operations.

Dividend Distribution Policy

The most recent dividend declaration made by PLDT in respect of its common shares was in March 2001. It continues to pay dividends in respect of its preferred shares. The current policy of PLDT is to well determine its ability to declare and pay dividends, regularly taking into consideration the interests of its shareholders as well as PLDT’s working capital, capital expenditure and debt service requirements. Also taken into account are the prohibitions and restrictions under certain of our debt instruments with respect to the declaration and payment of dividends as discussed in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants”, “Item 10. Additional Information — Articles of Incorporation and By-Laws — Dividends” and in Notes 14 and 17 to our financial statements in Item 18. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The balance of PLDT’s unappropriated retained earnings includes accumulated equity in the net earnings of investees, which are not available for distribution as dividends until declared by the investees (see Note 17 to our financial statements in Item 18). Except for dividends on PLDT's Series III and Series VI Convertible Preferred Stock, which are payable in U.S. dollars and PLDT's Series VII Convertible Preferred Stock, which are payable in Japanese yen, dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT's transfer agent in Manila, which acts as the dividend disbursing agent, converts the peso dividends into U.S. dollars at the prevailing exchange rates, and remits the dollar proceeds abroad, net of withholding tax.

Item 11.    The Offer and Listing

Common Capital Stock and American Depositary Receipts (“ADRs”)

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, and, prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an ADR facility was established, pursuant to which Citibank, N.A., as the Depositary, issued ADRs evidencing ADSs, with each ADS representing one common share each with a par value of Php5. Effective February 10, 2003, PLDT appointed JPMorgan Chase Bank as successor depositary of PLDT’s ADRs. The facility was established in accordance with a Common Stock Deposit Agreement dated October 19, 1994, as amended on February 10, 2003, between the Depositary and the holders of ADRs. The ADSs have been listed and are traded on the New York Stock Exchange and the Pacific Exchange in the United States under the symbol “PHI”.

In 2002, a total of 35.4 million shares of PLDT's common capital stock were traded on the Philippine Stock Exchange. During the same year, the volume of trading was 30.4 million ADSs on the New York Stock Exchange but none on the Pacific Exchange.

As of December 31, 2002, approximately 99% of PLDT’s Common Capital Stock was held of record in the Philippines by 14,561 holders and approximately 1% was held of record in the United States, Canada and other countries by 1,391 holders. In addition, as of December 31, 2002, there was a total of 30.4 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 481 holders.

High and low sales prices for PLDT's common shares on the Philippine Stock Exchange, or PSE, and ADSs on the New York Stock Exchange, or NYSE, for each of the five most recent fiscal years, each full quarterly period during the two most recent years, and each month in the most recent six months were as follows:

	PSE		NYSE(1)
	High	Low	High		Low
1998	Php1,130.00	Php690.00	US$28	7/8	US$15	5/16
1999	1,290.00	770.00	33	1/2	18	9/16
2000	1,100.00	660.00	28	1/4	14	7/8
2001	1,060.00	332.50	20.75		6.55
First Quarter	1,060.00	695.00	20.75		14.19
Second Quarter	745.00	610.00	14.60		12.07
Third Quarter	735.00	475.00	14.15		9.30
Fourth Quarter	475.00	332.50	9.40		6.55
2002	565.00	209.00	11.30		3.85
First Quarter	550.00	407.50	10.72		7.91
Second Quarter	565.00	367.50	11.30		7.32
Third Quarter	380.00	277.50	7.55		5.16
Fourth Quarter	292.50	209.00	5.53		3.85
2003	565.00	265.00	10.77		4.85
First Quarter	337.50	265.00	6.18		4.85
January	337.50	265.00	6.18		4.85
February	312.50	277.50	5.60		5.12
March	315.00	285.00	5.81		5.11
Second Quarter	565.00	312.50	10.77		5.80
April	400.00	312.50	7.62		5.80
May	432.50	385.00	8.28		7.10
June	565.00	437.50	10.77		8.43

_____________

(1) Effective January 29, 2001, PLDT converted from fractional to the decimal system of pricing in compliance with the new trading standard required by the U.S. SEC.

Series III Convertible Preferred Stock and Global Depositary Receipts (“GDRs”)

On November 29, 1994 and on December 12, 1994, PLDT issued an aggregate of approximately 5 million shares of Series III Convertible Preferred Stock, each with a par value of Php10. In connection therewith, a Global Depositary Receipt facility was established, pursuant to which Citibank N.A., as Depositary, issued GDRs evidencing Global Depositary Shares, or GDS, with each GDS representing one share of Series III Convertible Preferred Stock. The stock is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 a share of Common Capital Stock (equivalent to a conversion ratio of 1.7129 of a share of Common Capital Stock for each share of Series III Convertible Preferred Stock, each share of convertible preferred stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor Depositary of PLDT’s GDRs. The facility was established in accordance with a Preferred Stock Deposit Agreement dated November 29, 1994, as amended on September 6, 1999 and on February 10, 2003, between the Depositary and the holders of GDRs. The GDSs have been listed and are traded on the New York Stock Exchange under the symbol “PHI Pra.”

High and low sales prices for the Series III Convertible Preferred Stock and the GDSs for each of the five most recent fiscal years, each full quarterly period during the two most recent years, and each month in the most recent six months were as follows:

	NYSE(1)
	High		Low

1998	52	1/2	35	1/4
1999	57	1/2	38	7/16
2000	50	1/2	31	1/4
2001(1)	39.875		16.00
First Quarter	39.875		32.25
Second Quarter	32.500		29.20
Third Quarter	31.200		24.00
Fourth Quarter	24.400		16.00
2002	26.000		13.00
First Quarter	26.000		18.00
Second Quarter	25.900		20.10
Third Quarter	20.200		15.93
Fourth Quarter	22.750		13.00
2003	32.900		20.50
First Quarter	25.750		20.50
January	23.100		20.50
February	24.200		21.50
March	25.750		23.00
Second Quarter	37.750		25.75
April	29.150		25.75
May	32.630		28.30
June	37.750		32.80

_____________

(1) Effective January 29, 2001, PLDT converted from fractional to the decimal system of pricing in compliance with the new trading standard required by the U.S. SEC.

As of December 31, 2002, there were approximately 4.6 million GDSs outstanding, which PLDT believes were substantially held in the United States.

Item 12.    Additional Information

Articles of Incorporation and By-Laws

The following summarizes certain provisions of PLDT's Articles of Incorporation and By-Laws and applicable Philippine law. This summary is qualified in its entirety by reference to the Corporation Code of the Philippines (the “Corporation Code”) and PLDT's Articles of Incorporation and By-Laws. Information on where investors can obtain copies of the Articles of Association and By-Laws is described under the heading “Documents Available.”

Purpose of PLDT

PLDT's Articles of Incorporation have been filed with the Philippine SEC and PLDT has been issued SEC Reg. No. 55. The Second Article of PLDT's Articles of Incorporation provides that the purposes for which PLDT was formed are to install, maintain, and operate any and all kinds of equipment for communications; to install, maintain, operate or lease telephone lines and systems, and to purchase, sell and deal in all kinds of products which may be combined with the building, installing and operation of those systems and lines and in general, to engage in any and all acts and business which may be necessary or convenient, in the furtherance of such lines of communication and business.

Directors

PLDT's Amended By-Laws provide that the Board of Directors shall consist of thirteen members, each of whom must hold at least one share of stock of PLDT in his own name and possess the minimum qualifications and have none of the qualifications provided in the By-Laws. There are no provisions in PLDT's Amended Articles of Incorporation or Amended By-laws with respect to (a) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested; (b) the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body; (c) borrowing powers exercisable by the directors and how such borrowing powers can be varied; or (d) retirement or non-retirement of directors under an age limit requirement.

Description of PLDT Capital Stock

Authorized Capital Stock

The authorized capital stock of PLDT is Php9,395 million divided into two classes consisting of 234 million shares of Common Capital Stock with a par value of Php5 per share (the “Common Stock”) and 822.5 million shares of serial Preferred Stock with a par value of Php10 per share (the “PLDT Preferred Stock”).

PLDT Common Stock

Set out below is a statement of the dividend, voting, pre-emption and other rights of the holders of Common Stock as set out in the Articles of Incorporation and/or By-Laws of PLDT:

(a)    After the requirements with respect to preferential dividends on the serial Preferred Stock shall have been met and after PLDT shall have complied with all the requirements, if any, with respect to the setting aside of sums as purchase, retirement or sinking funds, the holders of the Common Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor.

(b)    After distribution in full of the preferential amounts to be distributed to the holders of serial Preferred Stock in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of PLDT, the holders of Common Stock shall be entitled to receive all the remaining assets of PLDT of whatever kind available for distribution to stockholders ratably in proportion to the number of Common Stock held by them, respectively.

(c)    Except as may be otherwise required by law, or by the Articles of Incorporation of PLDT, each holder of Common Stock shall have one vote in respect of each share of such stock held by him on all matters to be voted upon by the stockholders, and the holders of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. At every election of directors, a holder of Common Stock is entitled to vote such shares of Common Stock held by him for as many persons as there are directors to be elected, or to cumulate said shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or to distribute such votes on the same principle among as many candidates as he shall think fit.

In addition to the foregoing rights, the Corporation Code provides for other stockholders' rights generally. These include:

(a)    Appraisal right or the right of a dissenting stockholder to demand payment of the fair value of his shares of stock in the following instances: (a) in case any amendment to the articles of incorporation has the effect of changing or restricting the rights of any stockholders or class of shares, or of authorizing preferences in any respect superior to those of outstanding shares of any class, or of extending or shortening the term of corporate existence; (b) in case of sale, lease, exchange, transfer, mortgage, pledge or other disposition of all or substantially all of the corporate property and assets of the corporation; and (c) in case of merger or consolidation.

(b)    The right to approve certain corporate acts, such as: (a) election of directors; (b) removal of directors; (c) extension or shortening of corporate term; (d) increase or decrease of capital stock, and incurring, creating or increasing bonded indebtedness; (e) sale or other disposition of all or substantially all of the corporate assets; (f) investment of corporate funds in any other corporation or business or for any purpose other than the primary purpose for which it was organized; (g) declaration of stock dividend; (h) entering into a management contract with another corporation; (i) plan of merger or consolidation; and (j) voluntary dissolution of the corporation by shortening corporate term.

(c)    The right to inspect at reasonable hours on business days the records of all business transactions of the corporation and the minutes of any meeting; however, the stockholders' right to inspect corporate records and books is not an absolute right so that the corporation may deny said right on the basis of impropriety of the purpose or motive of the stockholder.

(d)    The right to be furnished the most recent financial statements of the corporation, within ten days from receipt by the corporation of a written request from a stockholder. The same right exists at the annual meeting of stockholders at which the Board of Directors must present to the stockholders a financial report of the operations of the corporation for the preceding year which shall include financial statements duly signed and certified by an independent certified public accountant.

Restrictions on Foreign Ownership

The Constitution of the Republic of the Philippines (Section 11, Article XII) states that no franchise, certificate, or any other form of authorization for the operation of a public utility shall be granted except to citizens of the Philippines or to corporations or associations organized under the laws of the Philippines at least 60% of whose capital is owned by such citizens.

While the Articles of Incorporation and By-Laws of PLDT do not contain any specific restriction on the sale, assignment or transfer of shares that would violate the aforecited ownership requirement, the Articles of Incorporation of PLDT provide that the Board of Directors shall have full power and authority to authorize (whether by adoption of amendments to the By-Laws of PLDT or of resolutions, the promulgation of rules or regulations or otherwise) the taking by said corporation of all such actions as the Board of Directors may deem necessary or appropriate to ensure compliance by said corporation with any applicable provision of the Constitution of the Republic of the Philippines or any other applicable law, treaty, rule or regulation relating to the ownership of securities of said corporation by citizens of the Philippines, aliens or other persons or group of persons.

Meetings

The Corporation Code requires corporations to hold an annual meeting of stockholders and to send notice thereof to stockholders. Under PLDT's By-Laws, the annual meeting of stockholders shall be held at the principal office of the corporation, or at such other place designated by the Board of Directors in the city or municipality where the principal office of the corporation is located, on the second Tuesday in June of each year. In the annual meeting, the Board of Directors shall be elected and such other business may be transacted as shall come before the meeting. At least fifteen (15) business days written or printed notice of the date, time and place of holding every annual stockholders' meeting shall be given by the Secretary or by an Assistant Secretary by personal delivery or by mail to each stockholder at his or her last known place of residence or business. Special meetings of stockholders may be called at any time by the President or three (3) of the Directors or by a number of stockholders representing two-thirds (2/3) of the subscribed capital stock. Notice in writing of such meeting stating the date, time or place thereof, shall be given to each stockholder by the Secretary or Assistant Secretary or, in case of his absence, inability, refusal or neglect to act, then by the President, Directors or stockholders calling said meeting, by personal delivery or by mail to each stockholder at his or her last known place of residence, at least fifteen (15) business days before the date fixed for the meeting.

The By-Laws of PLDT provide that each stock which has voting rights on any matter under consideration may be represented at any meeting of stockholders by the holder thereof or by his attorney duly authorized by proxy in writing on forms prescribed by the Board of Directors which shall be furnished to a stockholder upon his request. Unless otherwise provided in the proxy, it shall be valid only for the meeting in respect of which such proxy was issued. Proxies must be filed with the Secretary, Assistant Secretary or transfer agent of PLDT at least two (2) days before the day of the meeting. Any proxy filed with the Secretary, Assistant Secretary or transfer agent of the corporation may be revoked by the stockholder concerned either in an instrument in writing duly presented to the Secretary, Assistant Secretary or transfer agent of the corporation at least two (2) days before the day of the meeting or by his personal presence at the meeting. The decision of the Secretary on the validity of proxies shall be final and binding until and unless set aside by a court of competent jurisdiction. As provided in the Corporation Code, unless otherwise provided in the proxy, it shall be valid only for the meeting for which it is intended and no proxy shall be valid and effective for a period longer than five (5) years at any one time.

The By-Laws of PLDT also provide that at any meeting of the stockholders, persons representing, in person or by proxy, a majority of the shares issued and outstanding and entitled to vote at said meeting shall constitute a quorum for the transaction of any business, except as otherwise provided by law, and except that a lesser number may adjourn the meeting.

Issues of Shares

The Board of Directors of PLDT has the power to authorize the issue and sale of authorized but unissued shares of Common Stock of said corporation for such consideration as it shall determine, provided that such consideration shall not be less than the par value of such shares and, provided further, that such issue and sale is not otherwise prohibited under applicable laws.

Under the Securities Regulation Code (Republic Act 8799) (the “SRC”), no securities except of a class exempt under the provisions thereof or unless sold in any transaction exempt under any of the provisions thereof, shall be sold or offered for sale or distribution to the public unless such securities shall have been registered and permitted to be sold pursuant to the SRC.

Transfer of Shares

The shares of Common Stock may be transferred by delivery of certificate(s) endorsed by the shareholder named in the certificate or his duly authorized attorney or representative. No transfer, however, shall be valid, except as between the parties, until the transfer is recorded in the stock and transfer books of PLDT maintained by Hongkong and Shanghai Banking Corporation, the stock transfer agent of PLDT for the Common Stock.

Philippine law does not require transfers of Common Stock to be effected on PSE, but any off-exchange transfers will subject the transferor to a capital gains tax that may be significantly greater than the stock transfer tax applicable to transfers effected on the PSE. All transfers of shares of Common Stock on the PSE must be effected through a licensed broker in the Philippines.

Share Certificates

Certificates representing fully paid shares of Common Stock are issued in such denominations as stockholders may request, except that certificates will not be issued for any fractional part of a share or any undivided interest in any share.

Dividends

Under Philippine law, the board of directors may declare dividends on the Common Stock out of the unrestricted retained earnings which may be payable in cash, in property or in stock to all stockholders on the basis of outstanding shares held by them. Declaration of stock dividends require approval of the stockholders of PLDT representing not less than two-thirds of the outstanding capital stock of PLDT. If a stock dividend would require an increase in share capital, Philippine SEC approval would be required. Common Stock issued as stock dividends should be registered with and licensed by the Philippine SEC and listed on the PSE.

The Corporation Code requires a Philippine corporation with retained earnings in excess of 100% of its paid-in capital to declare and distribute as dividends the amount of such surplus. Notwithstanding this general requirement, a Philippine corporation may retain all or any portion of such surplus in the following cases: (i) when justified by definite corporate expansion projects or programs approved by the board of directors; or (ii) when the corporation is prohibited under any loan agreement with any financial institution or creditor, whether local or foreign, from declaring dividends without its/his consent, and such consent has not yet been secured; or (iii) when it can be clearly shown that such retention is necessary under special circumstances relevant to the corporation, such as when there is a need for special reserve for probable contingencies.

PLDT has entered into certain loan and credit agreements, which restrict the declaration and payment of dividends by PLDT. Under the loan agreement with KfW entered into in January 2002, PLDT is prohibited from paying any dividends on Common Stock until December 31, 2004. Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on Common Stock until December 31, 2004. In addition, under the terms of PLDT's US$145 million multicurrency term facility agreement and JPY5,615 million term loan facility agreement, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0 to 1.0. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2 to 1 or (iii) in an amount greater than PLDT net income after taxes during the fiscal year to which such payment or distribution relates. For the year 2001, PLDT declared cash dividends on outstanding shares of Common Stock in the amount of approximately Php202 million. PLDT has not declared dividends on the Common Stock since March 2001.

PLDT Preferred Stock

PLDT Preferred Stock may be issued from time to time in one or more series as the Board of Directors may determine. The Board of Directors is authorized to establish and designate the title and number of shares of each series and to fix the terms thereof, including dividend rate, redemption and sinking fund provisions, conversion rights and the amount to be received upon liquidation, provided that the amounts payable upon redemption or liquidation may not be more than 110%, nor less than 100%, of par value, plus in each such case accrued and unpaid dividends. Except as otherwise provided by law, the holders of PLDT Preferred Stock are not entitled to vote for the election of directors or for any other purpose; provided, however, that PLDT may not change the rights of the holders of any series in any manner prejudicial to the holders thereof without the affirmative vote of the holders of a majority of the shares of such series. No such approval is needed to increase the number of shares of PLDT Preferred Stock (up to the number from time to time authorized by the Articles) or to authorize classes of shares ranking on a parity with the PLDT Preferred Stock.

Issued and Outstanding PLDT Preferred Stock

The series of PLDT Preferred Stock and the number of shares subscribed and outstanding under each series as of December 31, 2002 are as follows:

Series	No. of Shares
Series A to CC 10% Cumulative Convertible	406,826,136
Series III Convertible	4,616,200
Series IV Cumulative Non-Convertible Redeemable	36,000,000
Series V Cumulative Convertible Redeemable	2,576,120
Series VI Cumulative Convertible Redeemable	4,574,273
Series VII Cumulative Convertible Redeemable	3,842,000

The 10% Cumulative Convertible Preferred Stock are entitled to receive cumulative cash dividend at the rate of 10% per share per annum; redeemable at the option of PLDT, at par value plus accrued dividends, five years after the year of issuance; convertible to common shares at any time after 1 year from issuance at a price equivalent to 10% below the average market price of the Common Stock at the PSE over a period of 30 consecutive trading days before conversion date; and entitled to be paid an amount equal to the par value of the shares plus accrued and unpaid dividends thereon to the date fixed for such payment in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the affairs of the corporation.

The Series III Convertible Preferred Stock are entitled to receive annual fixed cumulative cash dividends of US$3.50 per share; in the event of any voluntary or involuntary liquidation, dissolution or winding up of PLDT, are entitled to receive out of the assets of PLDT available for distribution to the stockholders of PLDT, before any distribution of assets is made to holders of shares of Common Stock or any other shares of stock of PLDT ranking as to such a distribution junior to the Series III Convertible Preferred Stock, liquidating distributions in the amount of Php11 per share plus accrued and unpaid dividends; are convertible into shares of Common Stock at the holder's option at any time, at the conversion price of US$29.19 per share of Common Stock (equivalent to a conversion ratio of 1.7129 of a share of Common Stock for each share of Series III Convertible Preferred Stock, each share being valued for this purpose at its reference amount of US$50 per share), subject to adjustment in certain events; and are not redeemable.

Series IV Cumulative Non-Convertible Redeemable Preferred Stock are entitled to receive cumulative cash dividends at the rate of 13.5% per annum calculated on the par value of such shares or if such shares are not yet fully paid, the actual amount paid; are not convertible into shares of Common Stock; are redeemable at the option of PLDT one year after subscription at an amount equal to the par value of such shares so redeemed or if such shares are not yet fully paid, the actual amount paid, plus accrued and unpaid dividends thereon; and in the event of a voluntary or involuntary liquidation, dissolution or winding up of affairs of PLDT, shall be entitled to be paid an amount equal to the par value of such shares or if such shares are not yet fully paid, the actual amount paid, plus an amount equal to the dividends accrued thereon to the date fixed for payment. The outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock have not been fully paid.

Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JPY40.7189 per share, respectively. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. In the event of any voluntary or involuntary liquidation, dissolution or winding up of PLDT, the holders of the Series V, VI and VII Convertible Preferred Stock are entitled to receive out of the assets of PLDT available for distribution to the shareholders of PLDT, before any distribution of assets is made to holders of shares of common stock or any other shares of stock of PLDT ranking as to such distribution junior to the Series V, VI and VII Convertible Preferred Stock, liquidating distributions in the amount of Php11 per share plus accrued and unpaid dividends. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares at a conversion rate of one PLDT common share for each preferred share subject to adjustments in certain events. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for Php1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2002, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. As of December 31, 2002, PLDT had 2.6 million Series V Convertible Preferred Stock, 4.6 million Series VI Convertible Preferred Stock and 3.8 million Series VII Convertible Preferred Stock issued and outstanding. The aggregate value of the put option based on outstanding shares as of December 31, 2002 is Php20,201 million, of which Php13,181 million is payable on June 4, 2008 and Php7,020 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is Php2,968 million, based on the market price of PLDT’s common stock of Php270 per share as of December 31, 2002.

Change in Control

Article V, Section 1 of PLDT's Amended By-Laws may have the effect of preventing a change in control of PLDT. This section provides that any person who is engaged in any business that competes with or is antagonistic to that of PLDT or its subsidiaries is ineligible for nomination or election to the Board of Directors.

Material Contracts

For a description of the Stock Purchase and Strategic Investment Agreement relating to the acquisition of Smart and the investment by NTT, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

Exchange Controls and Other Limitations Affecting Securities Holders

In Circular No. 1389 dated November 10, 1993 of the Central Bank of the Philippines (now Bangko Sentral ng Pilipinas, or BSP, foreign investments in equity which are made in the Philippines and are duly registered with the BSP or with a custodian bank duly designated by the foreign investor are entitled to full and immediate capital repatriation and dividend and interest remittance privileges. Without the need to obtain prior BSP approval, commercial banks are authorized to sell and to remit the equivalent foreign exchange (at the exchange rate prevailing at the time of actual remittance) representing sales and divestment proceeds or dividends of a duly registered foreign equity investment upon presentation of a BSP Registration Document (“BSRD”) together with other supporting documents. The BSRD serves as the authority to repatriate such divestment and sales proceeds or remittance of cash dividends. Cash dividends accruing to foreign investments in securities listed on the PSE and registered under the registration system existing prior to BSP Circular 1389 may be remitted through any commercial bank without the need of a BSP Confirmation Document, subject, however, to the submission to the remitting bank of a cash dividend schedule, the company's audited financial statements covering the dividend declaration period, and a copy of the pertinent Board Resolution authorizing the declaration of the cash dividends to be remitted. The remitting commercial bank must submit to the BSP a statement of remittance together with the supporting documents within two banking days from date of actual remittance. Foreign investments not duly registered with the BSP or with the investor's designated custodian bank are not entitled to repatriation and remittance privileges through the banking system except capital repatriation or dividend remittance of direct foreign equity investments made prior to March 15, 1973 when BSP registration was not yet required. The BSP should be notified of the transfer of sale of foreign investments in equity or securities already registered with the BSP, in order that the registration of the foreign investment may be transferred in the name of the transferee or purchaser.

Cash dividends on PLDT's stock are paid in Philippine pesos, except dividends on the Series III and Series VII Convertible Preferred Stock, which are paid in U.S. dollars and on the Series VII Convertible Preferred Stock, which are paid in Japanese yen. PLDT’s Custodian for its Series III Convertible Preferred Stock, Citibank, N.A. – Manila and PLDT’s Transfer Agent and Dividend Paying Agent for its Series VI and VII Convertible Preferred Stock, Hongkong and Shanghai Banking Corporation, converts and remits in the particular foreign currency, at the prevailing exchange rate, cash dividends due to holders of the Series III, Series VI and VII Convertible Preferred Shares. PLDT's Transfer Agent for its common stock, The Hongkong and Shanghai Banking Corporation, (which also acts as dividend paying agent) converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due all common stockholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due stockholders residing outside the Philippines. As of December 31, 2002, approximately 88% of PLDT's outstanding capital stock was owned by citizens of the Philippines. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 14 to our financial statements in Item 18.

For certain constitutional limitations on the capital ownership of public utilities, see “Item 8. Financial Information — Legal Proceedings — Quo Warranto Action.”

Principal of and interest on PLDT's 10.625% Notes due 2004, 9.875% Notes due 2005, 8.5% Notes due 2003, 9.25% Notes due 2006, 7.85% Notes due 2007, 8.35% Notes due 2017, 10.5% Notes due 2009, 10.625% Notes due 2007 and 11.375% Notes due 2012 are payable in U.S. dollars which may be purchased from the local banking system either pursuant to the registration of such Notes with the BSP or otherwise pursuant to specific BSP approval of such payment. Such principal and interest may also be paid utilizing PLDT's own dollar resources without necessity of BSP approval. The BSP, with the approval of the President of the Philippines, may, however, restrict the availability of foreign exchange during an exchange crisis, when an exchange crisis is imminent, or in times of national emergency.

Taxation

The following is a summary of material Philippine, Hong Kong and United States federal tax consequences to United States Holders (as defined below) of ownership of shares of Common Stock, ADSs and GDSs (collectively, the “Equity Securities”) and of PLDT's 10.625% Notes due 2004, 9.875% Notes due 2005, 8.5% Notes due 2003, 9.25% Notes due 2006, 7.85% Notes due 2007, 8.35% Notes due 2017, 10.5% Notes due 2009, 10.625% Notes due 2007 and 11.375% Notes due 2012 (the “Debt Securities” and, collectively with the Equity Securities, the “Securities”). This summary is based upon laws, regulations, rulings, income tax treaties, administrative practice and judicial decisions in effect at the date of this Annual Report (including the Philippine National Internal Revenue Code of 1997 (the “Philippine Tax Code”), the income tax treaty between the Philippines and the United States (the “Philippines-United States Tax Treaty”), and the United States Internal Revenue Code of 1986, as amended (the “United States Tax Code”) and the Treasury Regulations promulgated thereunder (the “Regulations”)). Legislative, judicial or administrative changes or interpretations may alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of Securities.

This summary does not address all tax aspects that may be important to a holder of Securities. The tax treatment of a holder of Securities may vary depending on such holder's particular situation, and certain holders (including holders such as dealers, insurance companies, tax-exempt organizations, financial institutions and persons who own, constructively or actually, 10% or more of the total voting power or total value of PLDT's stock) may be subject to special rules not discussed. Moreover, except as expressly noted, the state, local and foreign tax consequences are not discussed below. The summary of United States federal taxation deals only with Securities held as capital assets by United States Holders whose functional currency is the United States dollar. For purposes of this summary, the term "United States Holder" means a beneficial owner, for United States federal income tax purposes, of a security that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state of the United States, (iii) an estate whose income is includable in gross income for United States federal income tax purposes regardless of its source, (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) at least one United States person has authority to control all substantial decisions of the trust, or (v) a person or entity otherwise subject to United States federal income taxation on a net income basis in respect of the Securities. The summary of Philippine taxation deals only with United States Holders that hold securities as capital assets.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Equity Securities

Philippine Taxation

Taxes on Exchange of ADRs for Common Stock and GDRs for Series III Convertible Preferred Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of Common Stock to a holder of ADRs or shares of Series III Convertible Preferred Stock to a holder of GDRs. See “Capital Gains Tax and Stock Transaction Tax” and “Documentary Stamp Taxes.”

Taxation of Dividends

Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade and business within the Philippines are subject to a final withholding tax of 20%. Dividends paid to non-resident aliens not engaged in trade and business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax. Dividends paid to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines by Philippine corporations shall be subject to a final withholding tax of 15%, subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either (i) allows a credit against the tax due from the non-resident non-Philippine corporation taxes deemed to have been paid in the Philippines equivalent to 17% (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 32% and the 15% tax on dividends) (this condition is not satisfied in the case of such corporations domiciled in the United States, if such corporations own less than 10% of the voting stock of PLDT) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations(this condition is not satisfied in the case of such corporations domiciled in the United States). If neither of the foregoing conditions are met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax rate of 32%. Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within clause (ii) and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the 15% rate. Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings.

As further discussed below, in respect of regular quarterly cash dividends payable on shares of the underlying Series III Convertible Preferred Stock while such shares are on deposit with the Depositary, PLDT intends to make payments of withholding tax pursuant to the terms of such Series III Convertible Preferred Stock, at the rate of 15%, which is the rate applicable to dividends payable to residents of the domicile of the registered shareholder, which is a company organized in Hong Kong not engaged in trade or business in the Philippines. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

Holders will receive regular quarterly cash dividends paid in respect of the Series III Convertible Preferred Stock, but not on the Common Stock issuable on conversion of such Series III Convertible Preferred Stock, free and clear of withholding tax, such withholding tax being an obligation of PLDT pursuant to the terms of the Series III Convertible Preferred Stock. Any other dividends will be subject to withholding tax at the relevant applicable rate.

If the holder of Common Stock is a non-resident foreign partnership, which is treated as a corporation for Philippine tax purposes, dividends on the Common Stock should be subject to a final withholding tax of 32%. Cede & Co., the partnership nominee of Depository Trust Company (“DTC”), should qualify as a non-resident foreign partnership that would be treated as a corporation for Philippine tax purposes.

In certain circumstances where the holder holds Common Stock, a tax treaty rate may be applicable with respect to the Philippine withholding tax. For instance, holders under such circumstances and as to which the Philippines-United States Tax Treaty would be applicable would be eligible for a treaty rate of 25% (or 20% in certain instances). The 20% treaty rate is generally not applicable in the case of non-resident non-Philippine corporations domiciled in the United States which own less than 10% of the voting stock of PLDT. Holders are required, however, to establish to the Philippine taxing authorities their eligibility for such treaty rate. Philippine tax authorities have prescribed, through an administrative issuance, procedures for availment of tax treaty relief. PLDT intends to pay withholding tax at the reduced treaty rate in respect of shares the registered holder of which is Cede & Co., on the basis that Cede & Co. is a resident of the United States for purposes of the Philippines-United States Tax Treaty. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

Capital Gains Tax and Stock Transaction Tax

The Philippine Tax Code provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold. Subject to applicable tax treaty rates, the rate of tax on such gain, where the stock is not disposed of through the Philippine Stock Exchange, is a final tax of 5% for gains not exceeding 100,000 pesos and a final tax of 10% for gains in excess of that amount. The rate is the same for both non-resident individuals and non-resident non-Philippine corporations. While this tax is not collected through withholding, the Philippine Tax Code prohibits a transfer from being recorded on the books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax has been paid or certain other conditions are met. Under the Philippine Tax Code, non-resident individuals and non-resident non-Philippine corporations may net capital gains and losses from the sale of shares of stock not sold or disposed of through the Philippine Stock Exchange during a taxable year in determining their total capital gains tax.

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 1/2 of 1% of the gross selling price. This tax is required to be collected and paid to the Government by the selling stockbroker on behalf of his client. Sales of shares other than through a Philippine stock exchange will be subject to Philippine capital gains tax in the manner described above.

Under the Philippines-United States Tax Treaty, gains derived by a United States resident from the sale of shares of stock of a Philippine corporation will not be subject to Philippine tax, either capital gains tax or stock transaction tax, unless the shares are those of a corporation over 50% of the assets of which consist of real property interests located in the Philippines.  PLDT does not believe that it currently is such a corporation.

Conversion Feature

PLDT believes that there would be no Philippine capital gains taxes upon the conversion of shares of Series III Convertible Preferred Stock into shares of Common Stock.

Documentary Stamp Taxes

The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of Php1.50 on each Php200, or fractional part thereof, of the par value of the shares. The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines.

Estate and Donor's Taxes

Shares of stock issued by a corporation organized or constituted in accordance with Philippine law are deemed to have a Philippine situs and their transfer by way of succession or donation is subject to Philippine estate and gift taxes. The transfer of shares of stock by a deceased individual to his heirs by way of succession, whether such an individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the net estate is over Php200,000. Individual and corporate stockholders, whether or not citizens or residents of the Philippines, who transfer the Equity Securities by way of gift or donation will be liable for Philippine donor’s tax on such transfers at progressive rates ranging from 2% to 15%, if the net gifts made during the calendar year exceed Php100,000. The rate of tax with respect to net gifts made to a stranger, who is not a brother, sister, spouse, ancestor, lineal descendant or relative by consanguinity in the collateral line within the fourth degree of relationship of the donor, is a flat rate of 30%. Estate and gift taxes will not be collected in respect of intangible personal property such as the Equity Securities:

  if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country, or if the laws of the foreign country of which the deceased or the donor was a citizen and resident at the time of his death or donation allow a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

Shares of stock of a deceased stockholder or shares that have been donated may not be transferred on the books of the corporation without a certificate from the Philippine Commissioner of Internal Revenue that the applicable estate or donor's taxes have been paid. In the case of ADRs and GDRs, however, there is no corresponding requirement, unless a transfer of the ADRs and GDRs would also entail a change in the registration of the underlying shares.

Hong Kong Taxation

No tax will be payable in Hong Kong in respect of any income from, or gains arising on the disposal of ADRs, GDRs or shares of Common Stock, nor will any tax, duties or other levies of whatsoever nature be payable in Hong Kong on the transfer of any such securities except that gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax. A holder or an owner of such securities may thus be assessable to profit tax in Hong Kong on gains arising on the disposal of ADRs, GDRs or shares of Common Stock if such gains are derived in Hong Kong from a Hong Kong business of dealing or trading in securities carried on by such holder or owner.

United States Federal Taxation

For the United States federal income tax purposes discussed herein, United States Holders of GDRs or ADRs will be treated as the owners of the underlying shares of Convertible Preferred Stock or Common Stock. Deposits and withdrawals by United States Holders of shares of Convertible Preferred Stock or Common Stock in exchange for GDRs or ADRs will not be subject to United States federal income tax.

Taxation of Dividends

Distributions made by PLDT with respect to Convertible Preferred Stock or Common Stock, to the extent made out of current or accumulated earnings and profits of PLDT, as determined for United States federal income tax purposes, will be subject to United States federal income taxation on the date actually or constructively received by the Depositary or, in the case of shares held directly by the United States Holder, the United States Holder. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations. The amount of the dividend will equal the amount, determined on the date of distribution, of United States dollars received by the Depositary or, in the case of shares held directly by the United States Holder, the United States Holder, plus the United States dollar value of any Philippine taxes withheld from such dividend. To the extent that a distribution exceeds the Holder's allocable share of PLDT's current or accumulated earnings and profits, such distribution will first be treated as a nontaxable return of capital, applied against and in reduction of the Holder's tax basis in the shares. Amounts received in excess of the Holder's basis will be treated as received in exchange for the shares and taxed as capital gain, which will be long-term capital gain if the Holder's holding period for the shares is more than one year.

Philippine taxes withheld from a dividend should, subject to the limitations and tax return disclosure requirements in the United States Tax Code and the Regulations, and to applicable provisions of the Philippines-United States Tax Treaty, be eligible for credit against a United States Holder's U.S. federal income tax liability or deductible for purposes of computing such liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. For foreign tax credit purposes, dividend income generally will constitute “passive income” or, in the case of certain United States Holders, “financial services income.” The availability of a foreign tax credit or a deduction for Philippine withholding taxes remitted by PLDT on behalf of a United States Holder is discussed below.

Certain Withholding Tax Payments

Holders will receive regular quarterly cash dividends paid in respect of the Series III Convertible Preferred Stock, but not on the Common Stock issuable on conversion of such Series III Convertible Preferred Stock, free and clear of withholding tax, such withholding tax being an obligation of PLDT pursuant to the terms of the Series III Convertible Preferred Stock. PLDT intends to make such payments of withholding tax based on an applicable withholding tax rate of 15%. A United States Holder that receives dividends free and clear of withholding tax will be treated for United States federal income tax purposes as having received an additional distribution with respect to the Series III Convertible Preferred Stock in the amount of the withholding tax which is paid to the Philippine Bureau of Internal Revenue on behalf of such United States Holder. Such a deemed additional distribution will generally be subject to the rules described above under “Taxation of Dividends.” The amount of the Philippine withholding tax, and thus the amount of additional income deemed to have been received by the United States Holder, will be equal to the initial amount of tax paid by PLDT (based on the applicable withholding tax rate) divided by the difference between one and the applicable withholding tax rate. For example, assuming a $100 dividend received free and clear of a withholding tax of 15% (the rate believed by PLDT to be the applicable withholding tax rate; see “Philippine Taxation — Taxation of Dividends”), the United States Holder will be treated as having paid Philippine withholding tax of, and as having received additional income in the amount of, $15/(1-.15), or $17.65. Although, as indicated, such additional income will generally be taxable to such United States Holder, except to the extent described below, the additional tax should be creditable against such United States Holder's United States federal income tax to the extent such United States Holder is able to utilize foreign tax credits. In the case of United States Holders who are unable to utilize fully foreign tax credits, the increased taxable income arising from such payment could result in a net after-tax yield that is less than that available to a holder who is able to use the foreign tax credit.

Sale or Other Disposition of GDRs, ADRs or Shares

A United States Holder will recognize capital gain or loss upon the sale of GDRs, ADRs or shares of Common Stock in an amount equal to the difference between such United States Holder's basis in the ADRs, GDRs or shares of Common Stock and the amount realized upon the sale. Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the ADR, GDR or Common Stock has been held for more than one year. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year. Generally, any such gain or loss realized will be treated as United States source income or loss. United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax. See “— Philippine Taxation — Capital Gains Tax and Stock Transaction Tax.”

Conversion Feature

In general, no gain or loss will be recognized for United States federal income tax purposes on a conversion of Convertible Preferred Stock into Common Stock except with respect to cash received in lieu of fractional shares of stock. The tax basis for Common Stock received upon conversion will be equal to the basis of the Convertible Preferred Stock converted and the holding period of the Common Stock received upon conversion will include the holding period of the Convertible Preferred Stock.

Tax Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, GDRs, ADRs or shares of Common Stock received and distributed by the Depositary are subject to United States information reporting. Under current Regulations, backup withholding is not required to be collected by the Depositary in respect of dividends and sales proceeds if the holder of shares of Convertible Preferred Stock, Common Stock, ADRs or GDRs (i) provides the Depositary with such holder's correct taxpayer identification number in the manner required by law, certifies that such holder is not subject to backup withholding rules and otherwise complies with the backup withholding rules or (ii) otherwise establishes an exemption. The amount of any backup withholding taxes from a payment to a United States Holder would be allowed as a credit against the United States federal income tax liability of such holder and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service (“IRS”).

Federal Estate Tax

Subject to certain statutory limitations and exceptions, United States estate tax applies to the entire estate, wherever situated, of a decedent who was a United States citizen or resident. A credit is generally available for any estate, inheritance, legacy or succession taxes paid to a foreign country with respect to property situated in that country and included in the decedent's gross estate, subject to the limitations established by United States Tax Code and the Regulations. Convertible Preferred Stock and Common Stock would be properly deemed situated in the Philippines for this purpose and ADRs, and GDRs should also be deemed situated in the Philippines for this purpose. The credit is limited to the amount of United States federal estate tax attributable under statutory rules to such property.

The United States Tax Code does not authorize a comparable credit for foreign gift or donor's tax such as those imposed by the Philippines. See “— Philippine Taxation — Estate and Donor's Taxes.”

Debt Securities

Philippine Taxation

Taxation of Interest

The Debt Securities are represented by Global Securities deposited with a custodian for, and registered in the name of, Cede & Co., a partnership nominee of DTC.

Under the Philippine Tax Code, interest on the Debt Securities received by citizens of the Philippines, resident aliens in the Philippines, non-resident alien individuals engaged in trade and business within the Philippines, domestic corporations and resident foreign corporations is subject to 20% final withholding tax. Interest received by non-resident alien individuals not engaged in trade or business within the Philippines is subject to final withholding tax at the rate of 25%. Interest income received by non-resident foreign corporations not engaged in trade or business within the Philippines on foreign loans is subject to a 20% final withholding tax. “Foreign loans” include any loan contract payable in foreign currency which is entered into by a Philippine resident individual or corporation with a non-resident. Therefore, if the registered holder of a Debt Security is a non-resident corporation or a foreign partnership, which is treated as a corporation for Philippine tax purposes, the Debt Securities will be considered “foreign loans” and interest thereon should be subject to the 20% final withholding tax rate. The tax withheld constitutes a final settlement of Philippine income tax liability with respect to such interest.

Any tax treaty in force between the Philippines and the country of domicile of a non-resident holder may provide for reduced withholding tax on interest. Cede & Co. should qualify as a non-resident foreign partnership that is treated as a corporation for Philippine tax purposes.

In the case of Debt Securities issued with original issue discount (“OID”), withholding tax on OID should be paid at issuance if the Debt Securities have maturities of less than one year, and at redemption in all other cases. The Debt Securities consisting of 10.625% Notes due 2004, 9.875% Notes due 2005, 8.5% Notes due 2003, 9.25% Notes due 2006, 7.85% Notes due 2007, 8.35% Notes due 2017, 10.5% Notes due 2009, 10.625% Notes due 2007 and 11.375% Notes due 2012 were originally issued to the public at prices of 99.485%, 99.987%, 99.687%, 99.677%, 99.924%, 99.624%, 99.651%, 99.990% and 99.988%, respectively, of their principal amounts. Accordingly, Philippine withholding tax on such original issue discount will be payable at maturity.

The withholding tax rates specified above may be reduced in accordance with any applicable tax treaty in force between the Philippines and the country of residence of the non-resident owner of the interest. Most tax treaties to which the Philippines is a party provide for reduced withholding tax rate of 15% in cases where the interest arising in the Philippines is paid to a resident of the other contracting state. Under the Philippines-United States Tax Treaty, the final withholding tax is reduced to 15% where the interest arises in the Philippines and is paid to a resident of the United States. However, most tax treaties also provide that the reduced withholding tax rate will not apply if the recipient of the interest, who is a resident of the other contracting state, carries on business in the Philippines through a permanent establishment and the holding of the Debt Securities, to which the receipt of the interest relates, is effectively connected with such permanent establishment. In general, as long as a United States Holder of the Debt Security which is a resident of the United States under the Philippines-United States Tax Treaty does not carry on business in the Philippines through a permanent establishment, interest paid on the Debt Securities will be subject to withholding tax at the 15% rate. PLDT intends to pay withholding tax at the reduced treaty rate on the basis that the registered holder of the Debt Security, Cede & Co., is a resident of the United States for purposes of the treaty. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

Although interest paid on the Debt Securities is generally subject to Philippine withholding taxes as described above, the payment of such taxes with respect to the interest on the Debt Securities will be made by PLDT without deduction of any amounts therefore from the interest to be remitted to the beneficial owners of the Debt Securities. Such beneficial owners will generally receive the same amounts they would have received had no such withholding taxes been imposed. The effect of such contract or provision is to make the Debt Securities “tax-free covenant bonds.” With respect to interest on tax-free covenant bonds, PLDT is required to withhold a tax equal to 30% of the interest thereon if the interest is payable to a nonresident alien or to a citizen or resident of the Philippines.

However, where applicable, the Philippines-United States Tax Treaty would reduce the withholding rate on “tax-free covenant bonds” to 15%. PLDT intends to pay withholding tax at the reduced treaty rate on the basis that the registered holder of the Debt Security, Cede & Co., is a resident of the United States under the Philippines-United States Tax Treaty. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

Taxation of Capital Gains

Upon a sale or other disposition of the Debt Securities, the holder will recognize a gain or loss equal to the difference between the amount realized upon the sale or disposition of the Debt Securities and the basis of the Debt Securities. The basis for determining gain or loss from the sale or disposition of Debt Securities is generally the cost of acquiring such Debt Securities. Under the Philippine Tax Code, gains realized from the sale or exchange or retirement of bonds, debentures or other certificates of indebtedness with a maturity of more than five years is exempt from Philippine income tax. Since the Debt Securities have maturities of more than five years from the date of issuance, any gains realized by any holder from the sale, exchange or retirement of such Debt Securities will not be subject to Philippine income tax.

Value Added Tax

The sale or exchange of Debt Securities in the Philippines by dealers in securities is subject to value-added tax (“VAT”) at the rate of 10% of the gross income they derive from such sale or exchange.

Following the implementation of Revenue Regulation No. 12-2003 (the “VAT Regulations”) by the Bureau of Internal Revenue which came into force on 1 January 2003, a 10% VAT is imposed on services rendered by financial institutions, which include banks, non-bank financial intermediaries, quasi-banks and finance companies (excluding insurance companies). Under the VAT Regulations, VAT is imposed on the gross receipts derived by such financial institutions for all financial and non-financial services, or a combination thereof, performed within the Philippines, including the net trading gains derived from the trading of securities, commercial papers and other financial instruments.

Tax Treaties

The following table lists some of the countries with which the Philippines has tax treaties and the tax rates currently applicable to non-resident holders of Debt Securities, who are residents of those countries:

	Capital GainsTax on Sale or Disposition of Notes	Tax Rate on Interest

Canada	exempt	15%
France	exempt	15%
Germany	exempt	15%
Japan	exempt	15%
Singapore	exempt	15%
United Kingdom	exempt	15%
United States	exempt	15%

Documentary Stamp Taxes

A documentary stamp tax is imposed on the issuance of the Debt Securities at the rate of Php0.30 on each Php200, or fractional part thereof, of the face value of the Debt Securities. Under the Philippine Tax Code, an instrument which is subject to documentary stamp tax and which has been signed, issued, accepted or transferred without the documentary stamp tax being paid is not permitted to be admitted or used in evidence in any court in the Philippines until the requisite documentary stamp tax is paid. PLDT is exempt from payment of documentary stamp tax. However, under the Philippine Tax Code, whenever one party to a taxable document enjoys exemption from documentary stamp tax, the other party thereto who is not exempt shall be the party directly liable for the tax. Pursuant to the indentures under which the Debt Securities were issued, PLDT has agreed to pay any documentary stamp tax that may be legally due on the Debt Securities.

Estate and Donor's Taxes

Obligations or bonds (such as the Debt Securities) issued by a corporation organized or constituted in accordance with Philippine law are deemed to have a Philippine situs and their transfer by way of succession or donation is subject to Philippine estate and gift taxes. The transfer of Debt Securities by a deceased individual to his heirs by way of succession, whether such an individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the net estate is over Php200,000. Individual and corporate holders, whether or not citizens or residents of the Philippines, who transfer the Debt Securities by way of gift or donation will be liable for Philippine donor’s tax on such transfers at progressive rates ranging from 2% to 15%, if the net gifts made during the calendar year exceed Php100,000. The rate of tax with respect to net gifts made to a stranger, who is not a brother, sister, spouse, ancestor, lineal descendant or relative by consanguinity in the collateral line within the fourth degree of relationship of the donor, is a flat rate of 30%. Estate and gift taxes will not be collected in respect of intangible personal property such as the Debt Securities:

• if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country, or

• if the laws of the foreign country of which the deceased or the donor was a citizen and resident at the time of his death or donation allow a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

No donative transfer of Debt Securities by a registered holder of such Debt Securities and no transfer of Debt Securities to the heirs of a deceased registered holder of such Debt Securities by way of succession may be recorded on PLDT's books without a certificate from the Commissioner of Internal Revenue of the Philippines stating that the corresponding estate or donor's tax, as the case may be, has been paid.

United States Federal Taxation

Payments of Interest

A United States Holder of Debt Securities is required to report, as ordinary income, stated interest on the Debt Securities in accordance with such holder's method of accounting for United States federal income tax purposes. Thus, accrual method United States Holders must report stated interest on the Debt Securities as it accrues, and cash method United States Holders must report stated interest when it is received or unconditionally made available for receipt. Interest paid by PLDT on the Debt Securities will constitute income from sources outside the United States for United States federal income tax purposes.

Effect of Philippine Withholding Taxes

As discussed under “— Debt Securities — Philippine Taxation — Taxation of Interest” above, interest paid to investors that are not Philippine residents or citizens is subject to Philippine withholding taxes. PLDT is obligated to pay additional amounts, subject to certain customary exceptions, so that U.S. holders will receive the same amounts that they would have received had no such withholding taxes been imposed. Any such additional amounts paid to United States holders by PLDT will be taxable to United States holders as interest income. For federal income tax purposes, United States holders will be treated as having actually received the amount of Philippine taxes withheld by PLDT with respect to a note and as having paid over such withheld taxes to the Philippine taxing authorities. As a result, the amount of interest income included in gross income for federal income tax purposes by a United States holder with respect to a payment of interest may be greater than the amount of cash actually received by the United States holder.

A United States Holder may be eligible to claim a deduction or, subject to a number of complex limitations, a foreign tax credit in respect of any Philippine withholding taxes imposed upon such interest payments. If a United States Holder elects to claim a foreign tax credit, rather than a deduction, for a particular taxable year, such election will apply to all foreign taxes paid by the holder in the particular year.

In the event that Philippines tax is withheld at a rate in excess of the reduced rate that a United States Holder would be eligible for under the Philippines-United States income tax treaty, a United States Holder may not be entitled to claim a foreign tax credit for the excess of the amount actually withheld over the amount that would have been withheld under the reduced treaty rate even though the procedure for claiming the reduced treaty rate or the practical likelihood of receiving a refund of such excess tax paid from the Philippine tax authorities is uncertain.

Market Discount

If a United States Holder purchases a Debt Security after its original issue for an amount that is less than its stated redemption price at maturity, the difference between the Debt Security's tax basis and its stated redemption price at maturity will be treated as “market discount” for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Debt Security, unless the United States Holder elects to accrue market discount on a constant yield method. Gain on the disposition or maturity of a Debt Security purchased with market discount is ordinary income to the extent of accrued market discount on the Debt Security.

In addition, the United States Holder may be required to defer, until the maturity of the Debt Security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred to purchase or carry a market discount Debt Security. A United States Holder of a Debt Security may elect to include market discount in income currently as it accrues, in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Amortizable Premium

A United States Holder who purchases a Debt Security for an amount in excess of its stated redemption price at maturity will be considered to have purchased the Debt Security at a premium. A United States Holder generally may elect to amortize the premium on the constant yield method. The amount amortized in any year will be treated as a reduction of the United States Holder's interest income from the Debt Security. The premium on a Debt Security held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition or retirement of the Debt Security. The election to amortize the premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, Exchange and Retirement of Debt Securities

A United States Holder's initial tax basis in a Debt Security will, in general, be the United States Holder's purchase price. The United States Holder's initial tax basis will be increased by market discount previously included in income by the United States Holder and reduced by any amortized premium. Upon the sale, exchange or retirement of a Debt Security, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement and the adjusted tax basis of the Debt Security. Amounts received upon sale that are attributable to accrued interest will not be treated as part of the amount realized but rather as a payment of interest. Except as described above with respect to market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Debt Security has been held for more than one year. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year. Generally, any such gain or loss realized will be treated as United States source income or loss. The claim of a deduction in respect of capital losses for United States federal income tax purposes is subject to limitations.

Philippine Documentary Stamp Taxes

United States Holders will generally have income equal to the amount of any Philippine documentary stamp taxes, described under “— Philippine Taxation — Documentary Stamp Taxes” above, deemed to be paid on their behalf by PLDT. Any such taxes deemed paid on behalf of a United States Holder in connection with the acquisition or disposition of Debt Securities will generally be treated as part of the cost of the Debt Securities acquired, or in the case of a disposition of Debt Securities, as a reduction in the amount realized on such disposition.

Federal Estate Taxes

Subject to certain statutory limitations and exceptions, United States federal estate tax applies to the entire estate, wherever situated, of a decedent who was a United States citizen or resident. The Philippines imposes an estate tax on decedents who own Debt Securities, even if the decedent was not a citizen or resident of the Philippines. See “— Philippine Taxation — Estate and Donor's Taxes.” The amount of any estate tax, inheritance, legacy or succession taxes paid to the Philippines with respect to property situated or deemed situated in the Philippines generally can be applied as a credit against the United States estate tax, subject to the limitations established by the United States Tax Code and Regulations. However, under the analysis applied by the United States Tax Court in Estate of Henry K. Schwartz, 83 T.C. 943 (1984), the credit may not be available for Philippine estate taxes on Debt Securities or beneficial interests therein. The credit is limited to the amount of the United States federal estate tax attributable under statutory rules to the Debt Securities.

Backup Withholding and Information Reporting

Information reporting requirements may apply to certain payments of principal and interest on the Debt Securities and to the proceeds of a sale of a Debt Security made to United States Holders of Debt Securities other than certain exempt recipients. A backup withholding tax will not apply to such payments if the United States Holder (i) provides a correct taxpayer identification number in the manner required by law, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules or (ii) otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such United States Holder's United States federal income tax liability provided the required information is furnished to the IRS.

Documents On Display

We are subject to the informational requirements of the Exchange Act, and files reports and other information with the Commission, as required by this act. Reports and other information filed by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Suite 1400, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material may be obtained by mail from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104, on which the American Depositary Shares representing our Common Capital Stock are listed.

Item 13.    Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

At December 31, 2002, the Philippine peso depreciated against the U.S. dollar to Php53.254 = US$1 from Php51.690 = US$1 at December 31, 2001, which in turn depreciated from Php49.986 = US$1 at December 31, 2000.

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000(1)		2001(2)		2002(3)
	US$	Php	US$	Php	US$	Php
		(in millions)
Assets
Cash and cash equivalents	142	7,098	40	2,083	76	4,033
Accounts receivable	131	6,563	146	7,536	148	7,910
	273	13,661	186	9,619	224	11,943
Liabilities
Accounts payable	39	1,940	27	1,411	56	2,969
Accrued and other current liabilities	125	6,253	165	8,529	165	8,782
Notes payable	10	520	23	1,189	6	320
Long-term debt	3,600	179,930	3,156	163,144	2,937	156,398
Deferred credits and other noncurrent liabilities	—	—	—	—	50	2,676
	3,774	188,643	3,371	174,273	3,214	171,145
Net foreign currency-denominated liabilities	3,501	174,982	3,185	164,654	2,990	159,202

______________

(1) The exchange rate used was Php49.986 = US$1.00

(2) The exchange rate used was Php51.690 = US$1.00

(3) The exchange rate used was Php53.254 = US$1.00

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of December 31, 2002, approximately 95% of our long-term debts, on a consolidated and non-consolidated basis, were denominated in foreign currencies, principally in U.S. dollars. Of our foreign currency denominated debts, 10% and 8% are in Japanese yen, on a consolidated and non-consolidated basis, respectively, and the balance in U.S. dollars. Thus, a weakening of the peso against the U.S. dollar will increase both the principal amount of and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests would be negatively affected. If, among other things, the value of the peso against the U.S. dollar drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants” above and Note 14 to our financial statements in Item 18.

To manage foreign exchange risks, stabilize cash flows, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently nor readily available.

Specifically, we use forward foreign exchange contracts and foreign currency swap contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. As of December 31, 2002, PLDT and Smart had outstanding forward foreign exchange contracts of US$211 million (Php11,258 million) and US$5 million (Php241 million), respectively. Also at the end of 2002, PLDT had outstanding principal-only long-term cross-currency swap contracts totaling US$550 million (Php28,196 million), while Smart had a cross-currency swap contract amounting to US$88 million (Php4,673 million). For further discussions of these contracts, see Note 26 to our financial statements in Item 18.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. In September 2002, PLDT terminated its outstanding interest rate swap agreement amounting to US$175 million (Php9,172 million) for which it received payment amounting to US$12 million (Php633 million), net of outstanding receivables at the termination date. This amount was recorded as other income in our Statements of Income. As of December 31, 2002, PLDT had no outstanding interest rate swap agreement.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

The table below sets out the information about PLDT's derivative financial instruments and other transactions as of December 31, 2002 that are sensitive to foreign exchange rates and to changes in interest rates:

				Total		Fair Value
	Below 5 years	5 to 8.5 years	Over 8.5 years	In Dollars	In Pesos	In Dollars	In Pesos
				(in millions)
Liabilities
Long-term Debt
Fixed Rate
US$ Notes (in millions)	763	175	550	1,488	78,161	1,312	69,077
Average interest rate	7.85% to 10.625%	10.50%	8.35% to 11.375%	—	—	—	—
US$ Fixed Loans (in millions)	154	95	—	249	13,251	271	14,419
Average interest rate	5.83% to 8.03%	5.65% to 7.58%	—	—	—	—	—
Japanese Yen (in millions)	—	82	—	82	4,379	83	4,431
Average interest rate	—	2.125%	—	—	—	—	—
Philippine Peso (in millions)	63	15	—	78	4,166	86	4,573
Average interest rate	11.18% to 17.50%	15.0%	—	—	—	—	—
Variable Rate
US Dollar (in millions)	445	164	—	609	32,412	609	32,412
Average interest rate	0.15% to 2.75% over London Interbank Offered Rate, or LIBOR	0.55% to 2.5% over LIBOR	—	—	—	—	—
Japanese Yen (in millions)	104	28	—	132	7,049	132	7,049
Average interest rate	0.90% over Japanese Yen LIBOR	0.40% over Japanese Yen LIBOR	—	—	—	—	—
Forward Foreign Exchange Agreement
(Receive US$/Pay Philippine Peso) Contract Amount (in millions)	211	—	—	211	11,402	211	11,258
Average Contractual Exchange Rate	Php53.9361	—	—	—	—	—	—
Resettable Cross Currency Swap Agreement
(Receive US$/Pay Philippine Peso) Contract Amount (in millions)	—	—	550	550	28,196	550	29,290
Average Contractual Exchange Rate	—	—	Php51.266	—	—	—	—

Item 14.    Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 15.    Defaults, Dividend Arrearages and Delinquencies

Piltel has experienced significant financial difficulties in recent years. It has restructured substantially all of its debts in accordance with its debt restructuring plan, which was signed on June 4, 2001. In June and October 2002, more creditors of Piltel agreed to participate in its restructuring plan on the same terms. As of December 31, 2002, total restructured long-term debt of Piltel amounted to Php21,630 million, with maturities of up to June 14, 2016. Piltel is currently in the process of restructuring certain other debts. As of December 31, 2002, Piltel had an aggregate principal amount of Php451 million of unrestructured debt.

Piltel is currently not in compliance with the terms of convertible bonds with principal amount of US$1.7 million (approximately US$2.2 million redemption price at the option of the holders), and US$6.2 million bank debt. Piltel is currently in the process of finalizing the terms under which the holder of the US$6.2 million debt would participate in the debt restructuring. See “Item 5. Operating and Financial Review and Prospects — Certain Indebtedness — Overview of Piltel’s Indebtedness”.

The Series C, Class I Preferred Stock of Piltel, is entitled to annual cumulative cash dividends of Php0.20 per share (10% on the par value per share). Piltel is in arrears with payments of dividends with respect to the Series C, Class I Preferred Stock in the amount of Php1 million for each of the fiscal years ended December 31, 2000, 2001 and 2002. As of the date of this annual report on Form 20-F, the total arrearage with respect to the Series C, Class I Preferred Stock of Piltel amounted to Php3.5 million.

See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debt or other obligations owed to us and our affiliates” and Notes 10 and 14 to our financial statements in Item 18.

Item 16.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 17.    Controls and Procedures

Our Chief Executive Officer and Treasurer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended) within 90 days prior to the date of this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within the PLDT Group, particularly during the period in which the Form 20-F was being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and Treasurer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Item 18.    Audit Committee Financial Expert, Code of Ethics, and Principal Accountant Fees and Services

Not applicable.

PART III

Item 19.    Financial Statements

Not applicable.

Item 20.    Financial Statements

Item 21.    Exhibits

See Item 18 above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

1.	Articles of Incorporation and By-laws

2.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of out total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4.	Material Contracts

6.	Computation of Earnings per Share

7.	Calculation of Ratio of Earnings to Fixed Charges

8.	Subsidiaries

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:	/s/	Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Secretary
General Counsel

Date: July 15, 2003

CERTIFICATIONS

I, Manuel V. Pangilinan, certify that:

1. I have reviewed this annual report on Form 20-F of Philippine Long Distance Telephone Company (the “Registrant”);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a.       designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.       evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.       presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls.

5. The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/	Manuel V. Pangilinan
Manuel V. Pangilinan
President and Chief Executive Officer
(Principal Executive Officer)

July 15, 2003

I, Anabelle L. Chua, certify that:

1. I have reviewed this annual report on Form 20-F of Philippine Long Distance Telephone Company (the “Registrant”);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.       designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.       evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.       presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

a.       all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.       any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls.

6. The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/	Anabelle L. Chua
Anabelle L. Chua
Senior Vice President and Treasurer
(Principal Finance Officer)

July 15, 2003

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Articles of Incorporation (incorporated by reference to PLDT's Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1(b)	By-Laws (incorporated by reference to PLDT's Form 6-K for the month of April 2001[1])

2

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of out total assets, and we agree to `furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4(a)

Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link
Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation
(incorporated by reference to PLDT's Form 6-K for the month of September 1999 [2])

4(b)	Executive Stock Option Plan (incorporated by reference to PLDT's Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(c)

Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between Piltel, Piltel (Cayman) Limited, PLDT, The Chase
Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT's Form 20-F as filed with the Securities and Exchange Commission in May 2001)

6	Computation of Earnings per Share

7	Calculation of Ratio of Earnings to Fixed Charges

8	Subsidiaries

EXHIBIT 6

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Computation of Earnings Per Share

For the years 1998 through 2002

	1998	1999	2000	2001	2002	2002(1)
	(in millions, except earnings (loss) per common share)
1. Net operating income per share
Basic
Net operating income (loss)	10,904	12,813	11,321	(5,380)	14,370	270
Deduct: Dividends on preferred stock	1,092	1,099	1,249	1,503	1,644	31
Amortization of difference between fair market value and put option price of Preferred Stock subject to mandatory conversion	–	–	–	653	1,254	24
Net operating income (loss) applicable to common stock	9,812	11,714	10,072	(7,536)	11,472	215
Diluted
Net operating income (loss)	10,904	12,813	11,321	(5,380)	14,370	270
Deduct: Dividends on preferred stock	808	37	1,249	1,503	1,036	19
Amortization of difference between fair market value and put option price of Preferred Stock subject to mandatory conversion	–	–	–	653	1,254	24
Net operating income (loss) applicable to common stock	10,096	12,776	10,072	(7,536)	12,080	227
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	121,090	121,133	121,173	168,498	168,895
Effect of common shares issuance during the year	29	20	36,504	162	200
	121,119	121,153	157,677	168,660	169,095
Diluted
Weighted average number of common shares (in thousands
Outstanding common shares, beginning	121,090	121,133	121,173	168,498	168,895
Effect of common shares issuance during the year	3,643	11,319	36,504	162	22,360
	124,733	132,452	157,677	168,660	191,255

Net operating income (loss) per share
Basic	Php81.01	Php96.69	Php63.88	Php(44.68)	Php67.84	US$1.27
Diluted	80.94	96.46	63.88	–	63.16	1.19

EXHIBIT 6—continued

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Computation of Earnings Per Share

For the years 1998 through 2002

	1998	1999	2000	2001	2002	2002(1)
	(in millions, except earnings (loss) per common share)
2. Earnings (loss) per share
Basic
Net income (loss)	2,265	933	(28,984)	(20,739)	(9,604)	(180)
Deduct: Dividends on preferred stock	1,092	1,099	1,249	1,503	1,644	31
Amortization of difference between fair market value and option price of Preferred Stock Subject to Mandatory Conversion	–	–	–	653	1,254	24
Net income (loss) applicable to common stock	1,173	(166)	(30,233)	(22,895)	(12,502)	(235)

EXHIBIT 6—continued

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Computation of Earnings Per Share

For the years 1998 through 2002

	1998	1999	2000	2001	2002	2002(1)
	(in millions, except earnings (loss) per common share)
Diluted
Net income (loss)	Php2,265	Php933	Php(28,984)	Php(20,739)	Php(9,604)	US$(180)
Deduct: Dividends on preferred stock	1,092	1,099	1,249	1,503	1,644	31
Amortization of difference between fair market value and option price of Preferred Stock Subject to Mandatory Conversion	–	–	–	653	1,254	24
Net income (loss) applicable to common stock	1,173	(166)	(30,233)	(22,895)	(12,502)	(235)
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	121,090	121,133	121,173	168,498	168,895
Effect of common shares issuance during the year	29	20	36,504	162	200
	121,119	121,153	157,677	168,660	169,095
Earnings (loss) per share
Basic	Php9.68	Php(1.37)	Php(191.74)	Php(135.75)	Php(73.93)	US$(1.39)
Diluted	9.68	–	–	–	–	–

_____________

(1)     The PLDT Group maintains its accounts in Philippine pesos. For convenience, the peso financial information as of and for the year ended December 31, 2002 has been translated into U.S. dollars at the exchange rate of Php53.254 = US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as of December 31, 2002.

(2)     Our convertible preferred shares were deemed anti-dilutive based on the calculation above. Since the amount of preferred dividends over the equivalent number of common shares were greater than the basic earnings per share, the amounts reported for basic and diluted earnings (loss) per common share were the same.

EXHIBIT 7

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Calculation of Ratio of Earnings to Fixed Charges

For the years 1998 through 2002

	Consolidated
	1998	1999	2000	2001	2002	2002(1)
	(in millions, except ratio of earnings (loss) to fixed charges)
Earnings (a)	Php13,652	Php11,290	Php(21,580)	Php(8,081)	Php10,559	US$198
Fixed charges – (b)
Fixed charges without capitalized interest	Php8,628	Php10,032	Php14,467	Php16,214	Php16,278	US$306
Capitalized interest, net of amortization	4,542	2,699	1,879	2,404	1,344	25
	Php13,170	Php12,731	Php16,346	Php18,618	Php17,622	Php331
Ratio (a/b) (2)	1.0	–	–	–	–	–

_____________

(1)     PLDT maintains its accounts in Philippine pesos. For convenience, the peso financial information as of and for the year ended December 31, 2002 has been translated into U.S. dollars at the exchange rate of Php53.254 = US$1, the peso-dollar rate as quoted through the Philippine Dealing System as of December 31, 2002.

(2)     For purposes of this ratio, “Earnings” consist of income before provision for income tax (excluding PLDT’s share in undistributed income of less than 50%-owned affiliates) and fixed of charges (excluding capitalized interest). “Fixed charges” consist of interest (including capitalized interest, discounts and other financing costs) on all indebtedness, amortization of deferred financing costs and the estimated financing component of rent expense (i.e., one-third of rent expense).

EXHIBIT 8

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Principal Activity	Percentage of Ownership (As of December 31, 2002)

Smart Communications, Inc.	Philippines	Cellular mobile services	100.0

PLDT Clark Telecom, Inc.	Philippines	Telecommunications services	100.0

Subic Telecommunications Company, Inc.	Philippines	Telecommunications services	100.0

ePLDT, Inc.	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, call centers and IT-related services	100.0

PLDT Global Corporation	British Virgin Islands	Telecommunications services	100.0

Smart-NTT Multimedia, Inc.	Philippines	Data and network services	100.0

Telesat, Inc.	Philippines	Satellite communications services	94.4

Maranao Telephone Company, Inc.	Philippines	Télécommunications services	97.5

ACeS Philippines Cellular Satellite Corporation	Philippines	Satellite phone services	88.5

Mabuhay Philippines Satellite Corporation	Philippines	Satellite communications services	67.0

Pilipino Telephone Corporation	Philippines	Cellular mobile services	45.3