Form 20-F/A
period 2002-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2003-07-16
CIK 78150

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

To the Board of Directors and Shareholders

Philippine Long Distance Telephone Company

We have audited the accompanying consolidated balance sheets of Philippine Long Distance Telephone Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Philippine Long Distance Telephone Company and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

SyCip Gorres Velayo & Co

A member practice of Ernst & Young Global

Makati City, Philippines

July 14, 2003

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

(in million pesos)

2002		2001
ASSETS
Current Assets
Cash and cash equivalents (Notes 5 and 25)	10,974	4,276
Accounts receivable – net (Notes 6, 18 and 25)	17,312	26,119
Inventories and supplies – net (Note 7)	4,501	5,331
Deferred income tax (Note 21)	4,297	2,025
Other current assets – net	2,358	2,469
Total Current Assets	39,442	40,220
Noncurrent Assets
Property, plant and equipment – net (Notes 7, 8, 14 and 23)	199,367	210,916
Investments – net (Notes 4, 9, 10, 17 and 20)	2,142	2,218
Goodwill and other intangible assets – net (Notes 11, 19 and 26)	12,490	13,031
Deferred income tax (Note 21)	9,771	13,508
Other noncurrent assets – net (Notes 12 and 22)	3,664	3,408
Total Noncurrent Assets	227,434	243,081
266,876		283,301
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable (Notes 18 and 25)	9,866	13,979
Current portion of long-term debt (Notes 8, 14, 18, 23 and 25)	19,176	19,286
Accrued and other current liabilities (Notes 3, 12, 13, 19 and 25)	15,102	13,113
Notes payable (Note 23)	760	6,462
Income tax payable (Note 21)	982	355
Dividends payable (Note 17)	429	328
Total Current Liabilities	46,315	53,523
Noncurrent Liabilities
Long-term debt – net of current portion (Notes 8, 14, 18, 23 and 25)	171,774	170,813
Deferred credits and other noncurrent liabilities (Notes 14, 15, 17 and 25)	21,037	25,520
Total Noncurrent Liabilities	192,811	196,333
Minority Interest in Consolidated Subsidiaries	2,454	2,472
Preferred Stock Subject to Mandatory Redemption (Note 16)	10,174	9,399
Stockholders’ Equity (Notes 2 and 17)
Preferred stock	4,468	4,126
Common stock	847	845
Capital in excess of par value	65,872	65,510
Retained earnings	(58,897)	(51,654)
Accumulated other comprehensive income - cumulative translation adjustments (Note 4)	2,832	2,747
Total Stockholders’ Equity	15,122	21,574
	266,876	283,301

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in million pesos, except per share amounts)

	2002	2001	2000

OPERATING REVENUES (Notes 16)
Fixed line
Local exchange	23,390	21,470	18,739
International long distance	10,957	11,544	13,226
National long distance	8,191	8,367	10,453
Data and other network	5,480	4,776	2,925
Miscellaneous	523	113	9
	48,541	46,270	45,352
Wireless
Services	31,282	21,025	12,637
Handset sales	14,776	11,364	3,721
Information and communications technology services	941	469	239
	95,540	79,128	61,949
OPERATING EXPENSES
Depreciation (Note 7)	17,663	16,454	13,049
Compensation and benefits (Note 17)	10,768	9,353	9,097
Cost of cellular handsets sold	15,981	13,232	7,042
Selling and promotions	5,640	3,504	3,438
Maintenance (Note 16)	5,043	4,632	4,035
Amortization of intangibles	541	4,649	3,486
Provision for doubtful accounts (Note 5)	4,209	3,168	2,904
Rent (Note 16)	3,108	2,586	1,612
Professional and other service fees (Note 16)	2,311	2,381	1,478
Taxes and licenses (Note 22)	1,101	940	744
Asset impairment charges (Note 7)	10,865	19,483	–
Other operating costs (Note 16)	3,335	2,701	3,618
	80,565	83,070	50,503
NET OPERATING INCOME (LOSS)	14,975	(3,942)	11,446
OTHER EXPENSES – Net (Notes 5, 7, 8, 13, 15, 16, 20 and 23)	16,315	23,385	44,399
LOSS BEFORE INCOME TAX, CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE AND MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	(1,340)	(27,327)	(32,953)
PROVISION FOR INCOME TAX (Note 21)	3,125	(636)	(8,240)
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	(4,465)	(26,691)	(24,713)
CUMULATIVE EFFECT ON PRIOR YEARS (UP TO DECEMBER 31, 2000 OF ADOPTING SFAS 133 – NET OF TAX EFFECT (NOTE 21)	–	54	–
LOSS BEFORE MINORITY INTEREST IN NET INCOME (LOSSES) MINORITY INTEREST IN NET INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	(355)	739	(1,627)
NET LOSS	(4,110)	(27,329)	(23,086)
Earnings Per Common Share (Note 22)
Basic earnings per share before cumulative effect of change in accounting principle and minority interest in net income (loss) of consolidated subsidiaries (Note 21)	(43.55)	(171.04)	(164.65)
Cumulative effect of change in accounting principle	–	(0.32)	–
Minority interest in net income (loss) of consolidated subsidiaries	(2.10)	4.38	(10.32)
Basic earnings per common share	(45.65)	(166.97)	(174.97)

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in million pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Other Comprehensive Income – Cumulative Translation Adjustments	Total
Balance as of January 1, 2000	3,625	606	21,456	3,112	2,566	31,365
Net loss for the year	–	–	–	(23,086)	–	(23,086)
Cash dividends	–	–	–	(1,988)	–	(1,988)
Issuance of capital stock	296	237	43,735	–	–	44,268
Balance as of December 31, 2000	3,921	843	65,191	(21,963)	2,566	50,558
Balance as of January 1, 2001	3,921	843	65,191	(21,963)	2,566	50,558
Net loss for the year	–	–	–	(27,779)	–	(27,934)
Adjustments	–	–	–	–	181	181
Accretion of difference between fair market value and redemption value of Preferred Stock Subject to Mandatory Redemption	–	–	–	(541)	–	(541)
Cash dividends	–	–	–	(1,666)	–	(1,666)
Issuance of capital stock	205	2	319	–	–	526
Balance as of December 31, 2001	4,126	845	65,510	(52,104)	1,126	21,124
Balance as of January 1, 2002	4,126	845	65,510	(52,104)	1,126	21,124
Net loss for the year	–	–	–	(4,477)	–	(4,477)
Adjustments	–	–	–	–	85	85
Accretion of difference between fair market value and redemption value of Preferred Stock Subject to Mandatory Redemption	–	–	–	(1,000)	–	(1,000)
Cash dividends	–	–	–	(1,683)	–	(1,683)
Partial redemption of Series IV Preferred Stock (Note 15)	(60)	–	–	(12)	–	(72)
Issuance of capital stock	414	2	362	–	–	778
Balance as of December 31, 2002	4,456	847	65,872	(59,277)	1,801	14,755

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in million pesos)

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(4,110)	(27,329)	(23,086)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	18,204	21,103	16,5359
Asset impairment charges	10,865	19,470	–
Foreign exchange revaluation losses	3,820	3,660	32,173
Provision for doubtful accounts	4,209	3,168	2,904
Provision for decline in value of investments	–	5,181	–
Write-off of customer list	–	2,077	–
Provision for income tax – deferred	530	(1,826)	(10,148)
Minority interest in income (losses) of consolidated subsidiaries	(355)	739	(1,627)
Equity in net losses of investees	128	954	902
Others	1,392	(F388)	1,455
Operating income before working capital	34,684	24,732	19,108
Decrease (increase) in:
Accounts receivable	1,233	643	(3,615)
Inventories and supplies	386	(1,079)	(938)
Other current assets	811	(101)	(175)
Increase (decrease) in:
Accounts payable	(3,628)	(2,027)	7,050
Accrued and other current liabilities	1,139	181	2,477
Income tax payable	2,244	(708)	127
Net cash provided by operating activities	36,869	21,641	24,034
CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(14,699)	(30,554)	(27,109)
Net (reductions in) additions to investments	1,430	460	(826)
Increase in other noncurrent assets	(1,871)	(2,683)	(2,507)
Cash acquired from acquisition of Smart	–	–	1,428
Cash used in investing activities	(15,140)	(32,777)	(29,014)

(Forward)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2001

(in million pesos)

	2002	2001	2000

CASH FLOWS FROM FINANCING ACTIVITIES
Additions to long-term debt	32,586	17,045	22,025
Reduction of long-term debt	(42,019)	(15,829)	(19,241)
Additions to (reduction of) notes payable	(5,743)	1,581	(10,895)
Cash dividends paid	(1,582)	(1,821)	(1,876)
Proceeds from issuance of capital stock	464	232	14,194
Increase in deferred credits and other noncurrent liabilities	1,391	4,506	1,828
Redemption of preferred stock	(72)	–	–
Net cash provided by (used in) financing activities	(14,975)	5,714	6,035
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(56)	24	757
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,698	(5,398)	1,812
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,276	9,675	7,862
CASH AND CASH EQUIVALENTS AT END OF YEAR	10,974	4,276	9,674

SUPPLEMENTAL CASH FLOW DISCLOSURES
Income tax paid	351	1,009	1,781
Interest paid Capitalized to property, plant and equipment	1,344	2,404	2,603
Charged to operations	13,956	16,071	14,640
Interest received	732	1,031	1,844

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1.   Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share. JP Morgan Chase Bank has been appointed as successor depositary for PLDT’s ADRs effective February 10, 2003. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

We had 19,139 and 18,531 employees as of December 31, 2002 and 2001, respectively.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.        Basis of Consolidated Financial Statement Preparation

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or US GAAP.

Our consolidated financial statements include the financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group), which were all incorporated in the Philippines except for PLDT Global Corporation, or PLDT Global, which was incorporated in the British Virgin Islands.

		Percentage of Ownership
Name of Subsidiary/Investee	Principal Activity	2002	2001	2000
Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0	100.0	60.0
Smart–NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0	100.0
PLDT Global and subsidiaries	Telecommunications services	100.0	100.0	–
Maranao Telephone Company, Inc., or MaraTel	Telecommunications services	97.5	92.3	–
Wireless
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4	94.4	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	88.5	88.5	88.5
Mabuhay Philippines Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0	67.0	67.0
Pilipino Telephone Corporation, or Piltel, and subsidiaries	Cellular mobile and telecommunications services	45.3	45.3	57.6
Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0	100.0

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. Investments in businesses which we do not control, but we have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for using the cost method. Equity and cost method investments are included in “Investments” in our consolidated balance sheets. Certain of our cost method investments are classified as available for sale securities and adjusted to fair value at each report date pursuant to Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Other than temporary declines in the value are recorded in operations in the period incurred.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and events with similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in MaraTel, Telesat, Mabuhay Satellite and Piltel and their respective subsidiaries not held by the PLDT Group.

3.         Summary of Significant Accounting Policies

Our significant accounting policies and practices are discussed below to facilitate the understanding of our financial statements:

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

Airtime, traffic and value-added services

Prepaid service revenue collected in advance is deferred and recognized based on actual usage or upon expiration of the usage period, whichever comes first. Payphone service revenue is recognized when the service is provided. Interconnection revenue for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services is recognized when the call is placed or the connection provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenue related to products and value-added services is recognized upon delivery of the product or service.

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

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Accounts Receivable

Accounts receivable are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on historical collections, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

The allowance is established by charges to income in the form of provisions for doubtful accounts. Such provisions are computed as a certain percentage of operating revenues. The level of this allowance is also evaluated by management on the basis of factors that affect the collectibility of the accounts, e.g., age status of receivables. In addition, a provision is made for accounts specifically identified to be potentially uncollectible based on Management’s estimate of collectibility.

Inventories and Supplies

Inventories and supplies are valued at the lower of cost or net realizable value. These are items of cellular phone units, materials, spare parts, terminal units and accessories.

Net realizable value is the replacement cost. Cost is determined using the moving average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, amortization and any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. Cost also includes interest on borrowed funds used during the construction period. When assets are sold or retired, their costs and accumulated depreciation and amortization are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statement of operation of such period.

Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives of the assets:

Property, Plant and Equipment	Estimated Useful Lives

Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Cellular facilities	10 years
Buildings	25 – 40 years
Vehicles and other work equipment	5 – 10 years
Furniture	3 – 10 years
Communications satellites	15 years
Information origination/termination equipment	5 – 15 years
Land improvements	10 years

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of plant and equipment are capitalized during the construction period, See Note 8 – Property, Plant and Equipment.

Impairment of Assets

Long-lived assets and identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets, which are held and used in operations, would be impaired if the book value of the asset exceeded the undiscounted future net cash flows without interest charges expected to result from the use of the asset. If an impairment exists, the amount of the impairment recorded is based on the fair value of the assets. Assets, which are to be disposed of, would be impaired to the extent the book value of the asset exceeded fair value less disposal costs. PLDT Group considers relevant cash flows, estimated future operating results, trends and other available information in assessing whether the carrying values of assets are recoverable.

Goodwill and Other Intangible Assets

Goodwill is the excess of the acquisition cost of a business, including associates over the fair value of the identifiable net assets acquired. Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” and, as required, we no longer amortize goodwill (including goodwill recorded on our equity method investments), or intangible assets which we have determined has an indefinite life. Goodwill is reviewed annually (or more frequently under various conditions) for impairment using a fair value approach. Intangible assets that do not have indefinite lives are amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We have no indefinite-lived intangibles.

Prior to January 1, 2002, we generally amortized goodwill and other identifiable intangibles on a straight-line basis over their estimated useful life, not exceeding 5 years. We assessed the impairment of other identifiable intangibles and goodwill related to our consolidated subsidiaries under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” whenever events or changes in circumstances indicated that the carrying value may not be recoverable. A determination of impairment (if any) was made based on estimates of future cash flows. In instances where goodwill was recorded for assets that were subject to an impairment loss, the carrying amount of the goodwill was eliminated before any reduction was made to the carrying amounts of impaired long-lived assets and identifiable intangibles. On a quarterly basis, we assessed the impairment of enterprise level goodwill under Accounting Principles Board (APB) Opinion No. 17, “Intangible Assets.” A determination of impairment (if any) was made based primarily on estimates of market value.

Cost of Debt Issuance

Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized over the terms of the instruments. Deferred costs related to the extinguishment of debt are charged to operations when the related debt is extinguished.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, excluding exchange differences arising from foreign currency borrowings used to finance these projects.

Retirement Costs

PLDT and Smart have funded noncontributory retirement plans, administered by the respective companies’ Trustee, covering employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average remaining working lives of the covered employees.

Stock-Based Compensation

We have historically accounted for stock-based employee compensation plans under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and followed the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” See Note 16 for additional information.

Stock-based compensation arrangements are accounted for in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” or SFAS No. 123, “Accounting for Stock-Based Compensation.” Under APB Opinion No. 25, compensation cost is measured at the intrinsic value, which is the difference between market price and exercise price, if any, on the measurement date. Under SFAS No. 123, compensation cost is calculated based on the fair value of the options granted. Fair value is determined using an acceptable option-pricing model based on certain management assumptions. Compensation expense is recognized over the performance period. Additionally, for its stock-based compensation, U.S. GAAP requires certain disclosures as prescribed under SFAS No. 123.

PLDT accounts for its stock-based compensation under the Executive Stock Option Plan and Employee Stock Purchase Plan in accordance with APB Opinion No. 25, and has adopted the disclosure provisions of SFAS No. 123. PLDT has recognized an insignificant amount of compensation expense for its stock-based compensation for the years ended December 31, 2002, 2001 and 2000.

Executive Stock Option Plan

Stock options granted under the Plan vest over five years and have a maximum contractual life of ten years from the date of grant. The exercise price of the options granted under the Plan shall not be lower than the average of the closing price of the common stock on the Philippine Stock Exchange for thirty calendar days immediately preceding the date of grant.

The number of shares reserved under this Plan should not exceed 1.2% of the total issued common shares of PLDT, and the number of shares reserved for issuance under this Plan is increased to include any shares of PLDT’s common stock issuable upon exercise of options granted under the Plan that expire or lapse for any reason without having been exercised in full.

The Executive Stock Option Plan will terminate on December 10, 2009, unless PLDT’s board of directors terminates it earlier.

On December 10, 1999, PLDT granted approximately 1.4 million options to purchase PLDT’s common stock under the Executive Stock Option Plan. Stock option activity under the Plan for the year ended December 31, 2002, 2001 and 2000 are summarized below:

	Options Outstanding
	Number of Options	Weighted Average Exercise Price Per Share
	(in millions, except number of options)
Balances, December 31, 2000	1,322	814
Options granted (cancelled):
2001	(165)	814
2002	69	814
Balances, December 31, 2002	1,226	814

All the above grants made under the Executive Stock Option Plan were made to executives of PLDT.

In accordance with the provisions of SFAS No. 123, the fair value of each option is estimated using the Black-Scholes model with the following assumptions for grants under the Executive Stock Option Plan during the year ended December 31, 1999: dividend yield of 0.8%, volatility of 47%, risk-free interest rate of 14% at the date of grant and an expected term of five years.

The weighted average per share fair value of common stock options granted in 2000 was Php1,335. The remaining weighted average contractual life was eight years as of December 31, 2002.

At December 31, 2002, there were no shares issued under the Executive Stock Option Plan which were unvested and subject to repurchase.

Employee Stock Purchase Plan

On March 3, 2000 a total of 991,200 shares of common stock were made available under the plan to all eligible employees as of January 3, 2000. The purchase price was fixed at the lower of 85% of the average market price of PLDT stock on the Philippine Stock Exchange on January 3, 2000 or 85% of the average market price on April 15, 2003. In no event will the price per share be less than the par value of each share.

The maximum number of shares that may be issued and sold under the plan is 5.6 million. Sales under the Employee Stock Purchase Plan for the year December 31, 2000 amounted to Php827,000 at 2002 average price of Php878. There were no sales under the Plan for the year ended December 31, 2001.

The weighted average estimated grant date fair value, as defined by SFAS No. 123, of rights to purchase stock under the Employee Stock Purchase Plan granted in 2002, 2001 and 2000 was zero, at Php1,472 per share. The estimated grant date fair value was calculated using the Black-Scholes model. The following weighted average assumptions were included in the estimated grant date fair value calculations for rights to purchase stock under PLDT's Employee Stock Purchase Plan: dividend yield of 0.5%, volatility of 59%, risk-free interest rate of 13% at the date of grant and an expected term of three years.

Pro forma information regarding net income (loss) and earnings per share is required by SFAS No. 123. This information is required to be determined as if PLDT had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan) using the fair value method. Under SFAS No. 123, employee stock options are valued at the grant date using the Black-Scholes valuation model, and this compensation cost is recognized ratably over the vesting period. Had compensation expense for PLDT’s stock option plan and stock purchase plan been determined based on the fair value at the grant date for awards for years 2002, 2001 and 2000, consistent with the provision of SFAS No. 123, PLDT’s net loss would have increased in 2002, 2001 and 2000 to the pro-forma amounts indicated below:

	Years Ended December 31,
	2002	2001	2000
	(in million pesos, except per share amounts)

Net loss, as reported	(4,110)	(27,329)	(23,086)
Net loss, pro forma	(9,763)	(20,793)	(29,235)
Net loss per common share – basic and diluted, as reported	(45.65)	(166.97)	(174.97)
Net loss per common share – basic and diluted, pro forma	(74.88)	(136.07)	(193.33)

Foreign Currency Transactions and Translations

For each entity in the group, transactions in foreign currencies are recorded in functional currency of the entity by applying to the foreign currency amount the spot exchange rate prevailing at the time of the transaction date. Foreign exchange gains or losses arising on the spot settlements or restatement of monetary items at rates different from those at which they were initially recorded during the period or presented in the previous financial statements are recorded in the statements of income in the period in which they arise

Certain entities and associates of our consolidated group have functional currencies different than out reporting currency. The assets and liabilities of such entities are translated to our reporting currency using exchange rates at the balance sheet date, and the statement of operations are translated using the weighted average rate for the period. The resulting translation adjustments are recorded as a component of comprehensive income..

Derivatives and Hedging Instruments

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, and to the extent of the hedge’s effectiveness changes in the fair value of derivatives are either offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The adoption of Statement No. 133 on January 1, 2001 resulted in the cumulative effect of an accounting change of Php54 million, net of tax effect, being recognized as a loss in the statement of net income.

Prior to January 1, 2001, derivative transactions entered into as hedges were accounted for as follows:

Forward Exchange Contracts. Translation gains or losses on forward exchange contracts were computed by multiplying the forward notional amounts by the difference between the spot exchange rates prevailing on balance sheet dates and the spot exchange rates on the contract inception dates (or the last reporting dates). The resulting gains or losses were offset against the translation losses or gains on the underlying hedged transactions. Any premium or discount was amortized over the period of the contract and charged or credited to current operations.

Interest Rate Swaps. Interest due to and from the swaps was accrued as of balance sheet date.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (b) net operating loss carryover, or NOLCO. Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO are expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Earnings Per Common Share

Basic earnings per share, or EPS, is calculated by dividing the net income (loss) for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effects of the assumed conversion of the preferred shares and the exercise of all outstanding options have anti-dilutive effect, basic and diluted EPS are stated the same.

Segment Reporting

Segment assets include operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of allowances and provisions. Segment liabilities include all operating liabilities and consist principally of accounts payable, accrued expenses and long-term debt.

Segment revenues, segment expenses and segment performance include transfers between business segments. The transfers are accounted for at competitive market prices charged to unaffiliated customers for similar products. Such transfers are eliminated in our consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those our estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of intangibles and other long-lived assets and valuation allowances on tax assets.

Impact of Recently Issued Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."

Gains or losses from extinguishment of debt that do not meet the criteria of APB No. 30 should be reclassified to income from continuing operations in all prior periods presented. The application of SFAS No. 145 is not expected to have a material impact on our consolidated financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 supersedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS No. 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. The application of SFAS No. 146 is not expected to have a material impact on our consolidated financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity's product warranty liabilities. We will apply the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 are effective for financial statements for the year ended December 31, 2002. We are currently in the process of evaluating the potential impact that the adoption of FIN 45 will have on our consolidated financial position and results of operations. The application of FIN 45 is not expected to have a material impact on our reported consolidated financial position and results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after December 15, 2002. We are currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on our consolidated financial condition and results of operations. The application of EITF Issue No. 00-21 is not expected to have a material impact on our reported financial position and results of operations.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting right; such entities are known as variable interest entities. FIN No. 46 requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for variable interest entities that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 is effective immediately for all variable interest entities created after January 31, 2003, and is effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for all variable interest entities created prior to February 1, 2003. We are currently in the process of evaluating any effect the adoption of FIN No. 46 will have on our consolidated results of operations, financial position and cash flows.

In April 2002, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirely, or as hybrid instruments with debt host contracts and embedded derivative features. Statement 149 amends Statement 133 as a result of decisions previously made as part of the Derivatives Implementation Group process, changes made in connection with other Board projects dealing with financial instruments, and deliberations in connection with issues raised in relation to application of the definition of a derivative. Statement 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. However, the provisions of Statement 149 that merely represent the codification of previous Derivatives Implementation Group decisions, are already effective and should continue to be applied in accordance with their prior respective effective dates. Adoption of SFAS No. 149 is expected not to have a material impact on the Company.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Adoption of SFAS No. 150 is expected not to have a material impact on the company.

4.         Changes in U.S. GAAP Information Previously Disclosed

Prior to 2002, our consolidated financial statements included in annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission were prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP). Philippine GAAP vary in certain significant respects from U.S. GAAP. A description of the significant differences between U.S. GAAP and Philippine GAAP and a reconciliation of such differences in the net income and shareholders’ equity to U.S. GAAP was disclosed in a note to our previously filed financial statements. In connection with the preparation of the consolidated balance sheets as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2001, and 2000 in accordance with U.S. GAAP, we identified differences in the U.S. GAAP amounts previously disclosed for 2001 and prior periods. The net income (loss), shareholders’ equity and earnings per share amounts in accordance with U.S. GAAP as previously disclosed for 2001 and prior periods and the amounts included in our consolidated financial statements prepared in accordance with U.S. GAAP are summarized as follows:

	2001	2000
	(in million pesos)
Net loss
As previously disclosed	(20,739)	(28,984)
Per consolidated financial statements prepared in accordance with U.S. GAAP	(27,309)	(23,086)
Stockholders’ equity at December 31
As previously disclosed	29,050	51,577
Per consolidated financial statements prepared in accordance with U.S. GAAP	21,574	50,559
Loss per common share, basic and diluted
As previously disclosed	(135.75)	(191.74)
Per consolidated financial statements prepared in accordance with U.S. GAAP	(166.97)	(174.97)

An explanation for the significant differences between the U.S. GAAP information previously disclosed for 2001 and prior periods and the amounts included in the consolidated financial statements prepared in accordance with U.S. GAAP is provided below:

ACeS International Limited

U.S. GAAP information previously disclosed for 2001 and prior periods accounted for our investment in ACeS International Limited, or AIL, on the cost basis. The consolidated financial statements prepared in accordance with U.S. GAAP account for our investment in AIL on the equity basis. As an equity basis investment, we recorded our share of losses in AIL in each period. In addition, we record capitalized interest during the periods that construction was in process and adjusted depreciation accordingly. For 2001, we concluded that our investment in AIL was impaired and wrote off the carrying amount of our investment. We based our decision to recognize an impairment charge for AIL on (1) significant negative operating cash flows for both AIL and ACeS Philippines, (2) significant levels of debt held by AIL, (3) concerns about the ability of AIL to continue to operate as a going concern and (4) projected cash flows that indicate our investment would not be recovered. See Note 9 - Investments.

ACeS Philippines

U.S. GAAP information previously disclosed for 2001 and prior periods did not account for capitalized interest on the construction of the Asia Cellular Satellite System during the construction period. The consolidated financial statements prepared in accordance with U.S. GAAP recognize capitalized interest on Asia Cellular Satellite System during the construction period and adjust depreciation accordingly. In 2001, in connection with our impairment analysis of our investment in AIL, we concluded that our investment in the Asia Cellular Satellite System was also impaired and expensed the carrying amount of our investment. See Note 9 - Investments.

Mabuhay Satellite

U.S. GAAP information previously disclosed for 2001 and prior periods did not account for capitalized interest on the construction of the Mabuhay Satellite system during the construction period. Also, the financial statements of Mabuhay Satellite and its joint venture investment were prepared using Philippine peso functional currency. The consolidated financial statements prepared in accordance with U.S. GAAP recognize capitalized interest for the construction of the Mabuhay Satellite system during the construction period and adjusted depreciation accordingly. In addition, we concluded that the functional currency of Mabuhay Satellite and its joint venture investment is the U.S. dollar and adjusted the financial statements accordingly. See Note 9 - Investments.

Smart Acquisition

U.S. GAAP information previously disclosed for 2001 and prior periods did not account for certain elements of our acquisition of Smart. The consolidated financial statements prepared in accordance with U.S. GAAP recognize unearned revenue and deferred tax liabilities at the acquisition date. In addition, we revised the purchase price of Smart to reflect the market price of the shares given up at the date the terms of the acquisition were agreed to and announced. In addition, in 2001 we revised our estimated useful life of the acquired customer list based on our analysis of customer churn rates.

Smart Derivatives

U.S. GAAP information previously disclosed for 2001 and prior periods did not account for embedded derivatives related to services contracts denominated in foreign currencies. The financial statements prepared in accordance with U.S. GAAP bifurcate such derivatives and recognize the bifurcated derivatives at fair value at each balance sheet date with changes in fair value recognized in the statements of operations.

Unilink Communications Corporation

U.S. GAAP information previously disclosed for 2001 and prior periods accounted for our investment in the convertible notes of Unilink Communications Corporation, or Unilink, at cost. The financial statements prepared in accordance with U.S. GAAP recognize an other than temporary decline in the value of such investment in 2001. Unilink’s principal investment is the ownership of 100% of the shares in Philippine Home Cable Holdings Inc., or Home Cable, the Philippines’ second largest cable television operator. The other than temporary decline resulted from the default by Home Cable on certain obligations that were collateralized with Unilink assets, uncertainty surrounding the negotiations with Home Cable creditors and the financial condition of Home Cable. See Note 9 - Investments.

Piltel Restructuring

U.S. GAAP information previously disclosed for 2001 and prior periods did not account for the fair value of embedded derivatives that are not clearly and closely related to host financial instruments issued in connection with the restructuring. The financial statements prepared in accordance with U.S. GAAP, bifurcate such derivatives and recognize the bifurcated derivatives at fair value at each balance sheet date with changes in fair value recognized in the statements of operations. In addition the bifurcation of embedded derivatives resulted in changes in the accounting for the host instruments subsequent to the restructuring. See Note 16 - Preferred Stock Subject to Mandatory Redemption.

Philcom

U.S. GAAP information previously disclosed for 2001 and prior periods accounted for receivables from Philcom based on the assumption that Philcom would successfully restructure liabilities with creditors and equity holders in a manner that would eventually result in the accounts receivable being recovered. The financial statements prepared in accordance with U.S. GAAP record a provision against the accounts receivable from Philcom based on the uncertainty surrounding the negotiations with Philcom’s creditors and equity holders and the financial condition of Philcom.

Revenue recognition

U.S. GAAP information previously disclosed for 2001 and prior periods accounted for certain incentives provided to dealers and customers as marketing expenses based on the retail value of the incentives. Additionally, certain activation-related revenues were recorded over the initial usage period, instead of the customer relationship period. The consolidated financial statements prepared in accordance with U.S. GAAP account for incentives provided to dealers as adjustments to the price of related products and services, which are recorded based on the cash consideration received. In addition, multiple element arrangements were considered and accounted for using the various components. Activation-related revenues are recorded over the estimated customer relationship period.

5.         Cash and Cash Equivalents

This account consists of:

	2002	2001
	(in million pesos)
Cash on hand and in banks	3,151	2,001
Temporary investments	7,823	2,275
	10,974	4,276

Cash in banks earns interest at the prevailing bank deposit rates. Temporary investments are made for varying periods of up to one month depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates.

6.         Accounts Receivable

This account consists of receivables from:

	2002	2001
	(in million pesos)
Customers and carriers	25,304	28,845
Others	1,950	4,162
	27,254	33,007
Less allowance for doubtful accounts	9,942	6,888
	17,312	26,119

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers.

On June 30, 1999, PLDT entered into a Master Receivables Purchase and Sale Agreement, or MRPSA, with a foreign financial institution, or the Purchaser, under which PLDT sold to the Purchaser eligible receivables from certain foreign carriers in several discrete sales. Under this agreement, PLDT services, administers and collects the receivables on behalf of the Purchaser, and transfers all its rights of ownership to the Purchaser upon sale. This facility was terminated on June 27, 2002.

On September 21, 2000, PLDT entered into a similar MRPSA with another foreign financial institution covering foreign carriers that were not included in the June 30, 1999 agreement. This second facility was terminated on September 18, 2002.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser shall have no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach on its representations and warranties under the RPD.

In 2002, sale of receivables under the RPD amounted to US$3 million (Php165 million), with resulting losses of US$0.5 million (Php25 million). There was no sale of receivables under the MRPSA in 2002. In 2001 and in 2000, sales of receivables under these MRPSA agreements amounted to US$59 million (Php3,029 million) and US$78 million (Php3,914 million), respectively, with resulting losses of US$2 million (Php103 million) in 2001 and US$4 million (Php205 million) in 2000.

7.         Inventories and Supplies

This account consists of:

	2002	2001
	(in million pesos)
Terminal and cellular phone units – net of allowance for inventory obsolescence of Php520 million in 2002 and Php286 million in 2001	1,768	2,141
Spare parts and supplies	2,281	2,342
Others	452	848
	4,501	5,331

Spare parts and supplies issued to various projects are included as part of property under construction shown under “Property, Plant and Equipment”.

8.         Property, Plant and Equipment

This account consists of:

	2002	2001
	(in million pesos)
Cable and wire facilities	95,516	74,016
Central office equipment	65,517	70,654
Cellular facilities	48,163	40,711
Buildings	17,528	16,714
Vehicle, furniture, and other work equipment	19,926	18,236
Communications satellite	30,585	30,256
Information origination/termination equipment	5,654	5,254
Land and land improvements	2,984	2,891
	287,873	258,732
Less accumulated depreciation and amortization	(105,510)	(78,583)
	182,363	180,149
Property under construction	17,004	30,767
	199,367	210,916

Capitalized interest for the years ended December 31, 2002, 2001 and 2000 amounted to Php1,344 million, Php2,404 million and Php2,603 million, respectively.

In 2001, Piltel wrote down assets valued at Php12,938 million, which was a result of Piltel’s decision to scale down its Advanced Mobile Phone System, or AMPS, and Code Division Multiple Access System, or CDMA networks, beginning the second half of 2001 due to Piltel’s success in marketing its GSM prepaid service using the GSM network of Smart and the difficulty experienced in sourcing analog/CDMA handsets.

Smart carried out an impairment review on its analog assets in June and December 2001 as a result of declining subscriber numbers, decreasing average revenue per user and the general migration of analog subscribers to Smart’s GSM service. This resulted in an asset impairment charge of Php2,281 million in June 2001 and Php1,502 million in December 2001 based on the estimated discounted cash flows from continued use and eventual disposition of these assets.

In December 2002, Piltel recognized impairment losses in respect of its Executive Order, or EO 109 limited mobility wireless local loop prepaid assets valued at Php11,596 million. The impairment of EO 109 assets brought down the net book value of these assets to their recoverable value, which was estimated using the undiscounted future cash flows from the EO 109 postpaid service. Cash flows from the EO 109 prepaid or limited mobility service were no longer considered in computing the recoverable value of the EO 109 assets as Piltel terminated this service in February 2003. Revenues from the EO 109 prepaid or limited mobility service, which uses N-AMPS cellular technology, were unfavorably affected by the success of Piltel’s and other cellular operators’ prepaid GSM cellular service.

Under the terms of certain loan agreements, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

9.         Investments

This account consists of:

	2002	2001
	(in million pesos)
Investments in shares of stock:
Acquisition cost:
Common	1,643	1,935
Preferred	1,815	1,691
	3,458	3,626
Net accumulated equity in net losses of investees	(1,414)	(1,496)
Total cost and accumulated equity in net losses of investees	2,044	2,130
Investment in debt securities	98	88
Total	2,142	2,218
Investments in shares of stock:
At equity:
ACeS International Limited	–	–
Mabuhay Space Holdings Limited	1,193	1,243
Others	31	104
	1,224	1,347
At cost:
Stradcom International Holdings, Inc.	616	616
Others	204	167
	820	783
Total	2,044	2,130

Investment of ACeS Philippines in AIL

As of December 31, 2002, ACeS Philippines has a 20% investment in ACeS International Limited, or AIL, a company incorporated under the laws of the island of Bermuda. AIL owns the Garuda I satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its tangible properties, including the Garuda Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998 moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

AIL incurred recurring significant losses, has a working capital deficiency and only began providing services to customers in 2001 and therefore has a limited operating history. In addition, the National Service Providers, including AceS Philippines, had not been able to generate the amount of revenues originally expected as the growth in subscriber numbers had been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going-concern. On this basis, we made impairment provisions in respect of our investment in AIL and ground station equipment of ACeS Philippines in relation to the business of AIL in 2001.

Total impairment charges amounted to Php3,579 million consisting of full write-down of the following: (1) carrying value of our investment in AIL of Php1,614 million; (2) net book value of ground station equipment of Php265 million; (3) aggregate capitalized interest, net of depreciation, of Php73 million recorded during the periods that construction of the Asia Cellular Satellite System was in process, under the equity basis of accounting; and (4) shares of our losses in AIL amounting to Php921 million. Related other comprehensive income of Php1,801 million, will be credited to retained earnings, upon disposal of investment.

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited

On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement with Space Systems/Loral Inc. or SS/L, to form Mabuhay Space Holdings Limited for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II.

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

Investment of ePLDT in Stradcom International Holdings, Inc.

On May 8, 2001, ePLDT subscribed for 172.8 million shares of convertible preferred stock through subscription agreement entered into with Stradcom International Holdings, Inc., or Stradcom. Stradcom is a holding company, which owns 100% of Stradcom Corporation.

Stradcom has a 10-year Build, Own and Operate, or BOO, project with the Land Transportation Office for computerized issuance of drivers’ licenses and motor vehicle registration. It has an option to buy into two other companies that won the computerized projects with the Land Registration Authority for the land titling and with the Department of Foreign Affairs for passport issuances.

Investments in Debt Securities

Unilink Communications Corporation

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

All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan of Home Cable. On December 6, 2001, Home Cable defaulted on the principal and interest payments in respect of certain of its obligations. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s shares in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. Home Cable is currently engaged in negotiations with the lenders to restructure its debt.

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

10.     Information with Respect to Piltel

Piltel has experienced significant difficulties in recent years. On June 4, 2001, Piltel completed the restructuring of approximately Php41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing approximately 12.3% of Piltel’s outstanding common shares, to financial advisors of Piltel to settle part of their fees in connection with the debt structuring. As a result, our ownership of Piltel’s outstanding common stock decreased from 57.6% to approximately 45.3%.

Piltel continues to be treated as a consolidated subsidiary because PLDT has the ability to control Piltel by acquiring a majority membership interest in excess of 90% of Piltel’s common stock through the conversion of preferred shares into Piltel’s common shares. In addition, pursuant to Piltel debt restructuring agreements, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. The undrawn balance under the Letter of Support was US$50 million (approximately Php2,676 million) as of December 31, 2002, US$61 million (approximately Php3,162 million) as of December 31, 2001 and US$102 million (approximately Php5,099 million) as of December 31, 2000 after taking into account PLDT’s investments in Piltel as of and subsequent to March 23, 2000.

The continued operation of Piltel as a going-concern is dependent upon amounts available to it under the Letter of Support and its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provision of the restructuring agreements. As presented in Note 10 - Information with Respect to Piltel, as of December 31, 2002, Piltel had total assets of Php5,966 million and a capital deficiency of Php28,787 million.

Until all amounts owed to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redeem, or distribute in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include amounts owed on Piltel preferred shares owned by PLDT and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm’s-length terms and/or in which the pricing is based on market terms. These restrictions significantly impair Piltel’s ability to transfer funds to PLDT.

In the accompanying U.S. GAAP financial statements, PLDT’s deficit of Php59,265 million includes Piltel’s capital deficiency of Php28,787 million as of December 31, 2002 notwithstanding that under Piltel debt restructuring agreements, the amount of financial support that PLDT can still provide to Piltel was limited to US$50 million as of December 31, 2002.

Condensed balance sheets as of December 31, 2002 and 2001 statements of operations and cash flows as of and for the years ended December 31, 2002, 2001 and 2000 of Piltel included in the consolidated financial statements are as follows:

December 31,
2002	2001
(in million pesos)
Balance Sheets
Current assets	1,017	974
Non-current assets	4,949	19,306
5,966	20,280

Current liabilities	4,920	4,817
Long-term debt	21,673	20,250
Deferred credits and other liabilities	8,160	8,922
Stockholders’ equity	(28,787)	(13,709)
5,966	20,280

Years Ended December 31,
2002	2001	2000
Statements of Operations	(in million pesos)
Operating revenues	3,544	4,414	3,074
Operating expenses	(16,936)	(21,987)	(5,779)
Other expenses	(1,972)	(1,485)	(4,461)
Net loss	(15,364)	(19,058)	(7,166)

Statements of Cash Flows
Net cash provided by (used in) operations	79	(2,106)	(1,974)
Cash provided by (used in) investing activities	53	88	(275)
Cash provided by (used in) financing activities	(194)	2,039	2,317

11.     Goodwill and Other Intangible Assets

	2002	2001
	(in million pesos)
Goodwill	17,344	17,344
Intangible assets	5,900	5,900
	23,244	23,244
Less accumulated amortization	10,304	10,213
	12,490	13,031

12.     Other Noncurrent Assets

This account consists of:

	2002	2001
	(in million pesos)
Debt issuance expenses – net	2,494	1,785
Refundable deposits	475	364
Others – net	695	1,259
	3,664	3,408

13.     Accrued and Other Current Liabilities

This account consists of:

	2002	2001
	(in million pesos)
Accrued interest on various loans (Note 14)	2,790	3,124
Accrued taxes and other expenses	2,617	1,439
Unearned revenue on sale of prepaid cards	2,911	3,166
Accrual for payment for unused sick leave and other employee benefits	1,452	780
Accrued utilities and general expenses	2,888	1,520
Others	2,444	3,084
	15,102	13,113

14.     Long-term Debt

This account consists of outstanding indebtedness to the following:

	2002	2001
	(in million pesos)
PLDT	140,387	141,524
Smart	22,891	21,702
Piltel	22,124	21,193
Mabuhay Satellite	5,356	5,623
ePLDT	150	–
MaraTel	42	57
	190,950	190,099
Less current portion	19,176	19,286
	171,774	170,813

The scheduled maturities of outstanding long-term debt as of December 31, 2002 are as follows:

Year	(in million pesos)

2003	19,627
2004	22,415
2005	28,310
2006	25,717
2007 and onwards	94,881

PLDT

PLDT's aggregate outstanding indebtedness is broken down as follows:

Description	2002		2001
	(in millions)
U.S. Dollars
Export Credit Agencies-Supported Loans
Kreditanstalt für Wiederaufbau	US$437	Php23,265	US$475	Php24,549
JBIC/Co-financing Banks	87	4,657	109	5,653
Others	161	8,575	183	9,441
	685	36,497	767	39,643
Fixed Rate Notes	1,487	79,160	1,427	73,762
Term Loans	172	9,166	290	14,976
	US$2,344	124,823	US$2,484	128,381
Japanese Yen
Term Loans	JP¥15,641	7,019	JP¥23,029	9,048
JBIC OIL	9,760	4,379	–	–
	JP¥25,401	11,398	JP¥23,029	9,048
Philippine Pesos
Peso Fixed Rate Corporate Notes		2,540		2,770
Term Loans		1,626		1,325
		4,166		4,095
		140,387		141,524
Less current portion		11,962		14,274
		Php128,425		Php127,241

The effective average interest rates applicable to the above indebtedness are as follows:

	2002	2001

Dollar-denominated loans	8.3%	8.7%
Yen-denominated loans	1.2%	1.3%
Peso-denominated loans	13.8%	14.5%

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT's indebtedness.

Kreditanstalt für Wiederaufbau, or KfW, a German state-owned development bank, is our largest single creditor.

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$50 million (Php2,644 million) under this facility as of December 31, 2002.

As of December 31, 2002, we owed US$437 million aggregate principal amount of debt to KfW, as follows:

  US$329 million provided under various export credit agency-backed facilities, of which US$290 million was in connection with our expansion and service improvement programs and US$39 million in connection with a refinancing facility; and

  US$108 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$11 million was provided in connection with a refinancing facility.

After giving effect to the anticipated application of the existing refinancing facility, US$39 million of our KfW loans will mature in 2003, US$39 million in 2004, US$82 million in 2005, US$57 million in 2006 and US$220 million in 2007 and onwards. Principal and interest on these loans are generally payable in equal semi-annual installments.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, or JBIC, (formerly the Export-Import Bank of Japan), the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$248 million, US$292 million and US$320 million as of December 31, 2002, 2001 and 2000, respectively. Of the amounts outstanding as of December 31, 2002 under these loans, US$62 million will mature in 2003, US$60 million in 2004, US$49 million in 2005, US$39 million in 2006 and US$38 million in 2007 or later.

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

On May 2, 2002, PLDT issued US$100 million aggregate principal amount of 10.625% Notes due 2007 and US$250 million aggregate principal amount of 11.375% Notes due 2012. The net proceeds from the issuance of the notes were used mainly to (1) repurchase US$63 million in principal amount of our 8.5% Notes due 2003 and US$117 million in principal amount of our 10.625% Notes due 2004 validly tendered by holders in our tender offer, and US$6 million in principal amount of our 10.625% Notes due 2004, and US$6 million in principal amount of our 9.875% Notes due 2005 from the open market, and (2) prepay or repay various loans in the aggregate amount of US$121 million, of which US$53 million (JP¥6,260) pertained to the Japanese yen term loan which matured in June 2003 and US$52 million pertained to the US$150 million term loan maturing in December 2003. We will continue to prepay or repay short-term and medium-term debts of PLDT using the remaining proceeds from the bond issueThe remaining proceeds were used to prepay or repay PLDT’s short-term and other medium term debts..

Term Loans

Local Exchange Transfer Loans

In connection with the transfer of Smart's local exchange business to PLDT, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credit Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively, approximately US$140 million in aggregate amount was outstanding as of December 31, 2002. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before interest, income tax and depreciation and amortization or EBITDA ratio that PLDT on a non-consolidated basis and calculated on the basis of Philippine GAAP is permitted to maintain during the terms of the respective loans. The FMO loan has a final maturity on September 1, 2007, while the EKN and ECGD loans will mature on December 31, 2007.

US$150 Million Term Loan

In connection with PLDT's fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch, US$52 million of which was outstanding as of December 31, 2002. The outstanding principal amount of this loan is payable at maturity on December 22, 2003 and will be partly refinanced by a multicurrency refinancing facility described below.

JP¥ 19,807 Million Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, JP¥12,359 million of which was outstanding as of December 31, 2002. This loan has a final maturity on June 18, 2003 and has been partly refinanced by a multicurrency refinancing facility described below.

JBIC JP¥ 9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC in the total amount of JP¥ 9,760 million under the Overseas Investment Loan program of JBIC. The loan was drawn on July 31, 2002 and will be amortized on a semi-annual basis beginning March 2005 with final maturity on March 21, 2008.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility, which has been split into two tranches with the first tranche already drawn in June 2003 and the second tranche to be drawn in December 2003, is intended to refinance a portion of the JP¥12,359 million outstanding as of December 31, 2002 under the JPY19,807 million term loan and a portion of the US$52 million principal amount outstanding as of December 31, 2002 under the US$150 million term loan, both falling due in 2003. The new syndicated facility will be amortized semi-annually beginning June 2004 and will mature in December 2006.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million, of which about Php1,500 million was outstanding as of December 31, 2002. The loan is funded under the Japan Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines. This loan will mature on October 26, 2005 and is payable in quarterly installments starting April 2002 as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1–7	3.500%
Payments 8–11	8.875%
Payments 12–15	10.000%

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT's service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each of the notes is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million will mature on November 9, 2004 and Php770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million will mature on June 9, 2005 and Php810 million on June 9, 2010.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests on the basis of Philippine GAAP financial position and results of operations at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

  interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net income of subsidiaries and associates, of not less than 150%, 180% or 200%;

  total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

  long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3.0:1;

  current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

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

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted to exclude Piltel’s debts. These include:

  long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

  total debt to EBITDA of not more than 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter; and

  current ratio ranging from not less than 0.75:1 to not less than 0.9:1.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value, based on the December 29, 1997 exchange rate of Php40.116 to US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of December 31, 2002, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php44,984 million.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors, including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates, and general market conditions. Since approximately 97% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

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

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our 150% interest coverage and total debt to EBITDA ratios under Philippine GAAP, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement has become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT's non-consolidated after-tax net income, excluding equity share in net income or losses of subsidiaries after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to (y) the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under this agreement for the 12-month period ending December 31, 2002 was 172% as against the required threshold of not less than 150%.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net income or loss of subsidiaries but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under these agreements for the 12-month period ending December 31, 2002 was 290% as against the required threshold of not less than 180%.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net income or losses of subsidiaries and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under these agreements for the 12-month period ending December 31, 2002 was 393% as against the required threshold of not less than 200%.

Non-consolidated total debt to EBITDA is the ratio calculated on the basis of Philippine GAAP of (x) PLDT's total indebtedness (not including amounts payable by PLDT under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net income or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs. As of December 31, 2002, our non-consolidated total debt to EBITDA calculated on the basis of Philippine GAAP was 4.93:1 as against the required threshold of not more than 6.0:1.

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

Non-consolidated current ratio is the ratio calculated on the basis of Philippine GAAP of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date. As of December 31, 2002, our non-consolidated current ratio calculated on the basis of Philippine GAAP was 1.49:1 as against the most restrictive threshold of not less than 1.20:1.

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

  paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

  disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

  entering into management contracts providing for the management of its business or operations by a third party;

  creating any lien or security interest;

  permitting set off against amounts owed to PLDT;

  merging or consolidating with any other company;

  entering into transactions with shareholders and affiliates; and

  entering into sale and leaseback transactions.

Under the indenture of PLDT's 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT's ability to: (1) incur debt in the event its ratio of debt to EBITDA calculated on the basis of Philippine GAAP (calculated on a non-consolidated basis based on definitions provided in the same indenture, except in certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1.0 on or prior to December 31, 2003, 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1.0 thereafter and (2) pay dividends on, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain exceptions, these covenants also restrict our ability to sell assets and use the proceeds of these asset sales.

Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on common stock until December 31, 2004. In addition, under the terms of PLDT's US$145 million multicurrency term facility agreement and JPY5,615 million term loan facility agreement, PLDT is restricted from distributing dividends to common stockholders unless (1) no default has occurred which is continuing, and (2) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0 to 1.0. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (1) PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (2) if after giving effect to such action the current ratio would be less than 1.2 to 1 or (3) in an amount greater than PLDT net income after taxes during the fiscal year to which such payment or distribution relates.

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

Under both the terms of the US$145 million multicurrency term facility agreement and the terms of our JPY5,615 million term loan, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change in control offer. A change in control is deemed to occur when (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights fall below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These defaults include:

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

Smart

Smart’s long-term debt consists of:

	2002		2001
	(in millions)
U.S. Dollars	US$408	Php21,724	US$401	Php20,702
Philippine Pesos		1,167		1,000
		22,891		21,702
Less current portion		6,173		4,577
		Php16,718		Php17,125

Smart’s bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

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

Interest on Smart’s dollar denominated loans is either fixed or based on LIBOR plus premium. These loans are payable in semi-annual installments and have maturities of up to 2007. The peso loans are payable quarterly and accrue interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium and will mature in December 2005 and February 2007 for the Php1,000 million and Php300 million facilities, respectively.

Smart is subject to loan covenants that limit its ability to pay dividends, redeem preferred shares, make distributions to its stockholders or otherwise provide funds to its stockholders or any affiliate without the consent of its lenders. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income, after receiving similar approvals from Finnvera and certain lenders. Further waivers would be required for payment of additional dividends in future periods. We cannot assure you that Smart will be able to obtain such waivers in the future, or what amounts, if any, Smart would be permitted or financially able to distribute.

Smart’s loan agreements contain certain restrictive covenants requiring Smart to comply with specified financial ratios and other financial tests calculated on the basis of Philippine GAAP at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These defaults under Smart’s loan agreements include:

  Cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

  Failure by Smart to comply with certain financial ratio covenants;

  Any reduction in PLDT’s ownership of Smart’s stock below 51% of the total of each class of Smart’s stock outstanding;

  Any reduction in First Pacific’s and its affiliates’ collective ownership of PLDT’s common stock below 18% of the total common stock outstanding or 18% of the voting power of the total common stock outstanding; and

  The occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors’ ability to perform its obligations under an applicable guaranty.

In addition, some of these loan agreements restrict Smart’s ability to enter into transactions with affiliates except on arms length terms and for valuable consideration.

Piltel

Piltel’s long-term debt consists of:

	2002		2001
	(in millions)
Restructured debt
Philippine Pesos
10 year Tranche B		Php2,166		Php2,166
15 year Tranche C		2,166		2,166
15 year Term Notes Facility		293		241
		4,625		4,573
U.S. Dollars
10 year Tranche B	US$33	1,768	US$33	1,717
15 year Tranche C	33	1,768	33	1,717
15 year Conversion Notes Facility	121	6,448	117	6,060
	US$187	9,984	US$183	9,494

Japanese Yen
10 year Tranche B	JPY 7,822	3,510	JPY 7,822	3,070
15 year Tranche C	7,822	3,510	7,822	3,070
	JPY15,644	7,020	JPY 15,644	6,140
Total		21,629		20,207
Unrestructured debt
Philippine Pesos
Banks		–		–
Preferred shareholders		–		107
		–		107
U.S. Dollars
Banks	US$6	331	US$6	322
Convertible bonds	2	120	10	514
Trade creditors	–	–	–	–
	US$8	451	US$16	836
Total		451		943
Liabilities under capital lease		43		43
		22,123		Php21,193
Less current portion		451		943
		Php17,125		Php16,718

On June 4, 2001, Piltel completed the restructuring of approximately Php41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. Under the terms of the debt restructuring, 50% of Piltel’s debt was cancelled in exchange for Piltel convertible preferred shares which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See Note 16 – Preferred Stcok Subject to Mandatory Redemption for the terms of the PLDT convertible preferred shares.

Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Tranche B Loans	15-Year Tranche C Loans	Term Notes Facility	Conversion Notes
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate (T-Bill Rate) or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate (PHIBOR), if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank offered rate (LIBOR) for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR for three-month Yen deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for six-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Piltel did not comply with the terms of convertible bonds with principal amount of US$2 million (approximately US$2 million redemption price at the option of the holders), and US$6 million of other U.S. dollar denominated debt.

Piltel is currently in the process of finalizing the terms under which the holder of the US$6 million debt would participate in the debt restructuring.

Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. However, default on and acceleration of Piltel's unrestructured indebtedness do not create a cross-default under Piltel's restructured indebtedness or any indebtedness of PLDT.

If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit itself to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of Piltel’s creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. It cannot be assured that a rehabilitation plan which incorporates the financial terms of the debt restructuring would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, it cannot be assured that Piltel would prove to be viable thereafter.

Mabuhay Satellite

Mabuhay Satellite’s long-term debt consists of:

	2002		2001
	(in millions)
U.S. Dollars
Credit Agreement	US$55	Php2,925	US$62	Php3,201
Omnibus Agreement	46	2,431	47	2,421
	101	5,356	109	5,622
Less current portion	18	980	8	424
	US$83	Php4,376	US$101	Php5,198

Credit Agreement

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States (Ex-Im Bank) to finance a portion of the cost of purchasing the Agila II Satellite. On May 8, 2000, Ex-Im Bank agreed to amend the repayment terms of the principal under the Restructuring Agreement. Under the Amendment, the outstanding balance as of the effective date of the Amendment shall be amortized in 13 successive semi-annual installments due on January 15 and July 15 of each year, beginning January 15, 2000. Interest rate remains at 6.6% per annum.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$55 million (Php2,925 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$46 million.

As security, Mabuhay Satellite has constituted in favor of the Banks:

  A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

  An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and

  An assignment of the applicable proceeds of insurance to be taken on the satellite system.

Restructuring of Mabuhay Satellite’s debt under the Omnibus Agreement and the second restructuring of its debt under the Credit Agreement, were approved by the Monetary Board of the Bangko Sentral ng Pilipinas on July 6, 2000 under the latter’s Resolution No. 1107.

The Credit and Omnibus Agreements impose negative covenants which, among other things, restrict the material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million with a grace period of one year. The loan facility was fully drawn as of December 31, 2002. The quarterly principal payments of Php15 million shall start in the second year with a balloon payment of Php45 million at the end of the third year. Interest on this loan is equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan is secured by ePLDT’s investment in an affiliate with a carrying value of Php616 million as of December 31, 2002 and a deed of assignment of receivables of an associate from a foreign customer.

The loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income of any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days of dissolution of its legal existence, and creation of any encumbrances on the shares pledged.

MaraTel

MaraTel’s long-term debt consists of a Php60 million loan obtained on October 20, 1997 and a Php19 million loan drawn on July 19, 1999. The Php60 million loan carries an interest rate ranging from 12% to 15% per annum and matures on October 16, 2005, while the Php19 million loan bears a fixed interest rate of 15% per annum and matures on July 30, 2004. As of December 31, 2002, the outstanding balances of these loans totaled Php42 million, of which Php16 million will mature in 2003.

15.     Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	2002	2001
	(in million pesos)
Remaining excess of debt forgiven over value of Piltel’s preferred shares	8,706	9,419
Accrued pension cost (Note 19)	3,957	3,537
Advance payment under a receivables purchase facility (Note 5)	2,530	–
Customers’ deposits	2,162	2,453
Accrual of capital expenditures under long-term financing (Note 21)	1,625	6,995
Others (including derivative instruments)	2,057	3,116
	21,037	25,520

16.     Preferred Stock Subject to Mandatory Redemption

On June 4, 2001, PLDT issued 2.7 million shares of Series V Convertible Preferred Stock, 5.1 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58.1 million shares of Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. In addition, in 2002, PLDT issued 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. Upon receipt of tax clearance from the Bureau of Internal Revenue, PLDT will issue 106,500 more shares of its Convertible Preferred Shares in exchange for 462,065 shares of Piltel Series K Class I Convertible Preferred Stock. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. For thirty days thereafter, the holders of the mandatorily converted common shares have the option to sell such common shares back to PLDT for Php1,700 per share, US$36.132 per share and JPY4,071.89 per share for Series V, VI and VII, respectively. Due to the foreign currency component of the call option embedded in the Series VI and VII Convertible Preferred Stock, such call options were bifurcated and accounted for separately in accordance with FASB Statement No. 133, as amended (see Note 25 – Derivative Instruments and Hedging Activities). The aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock – net of the bifurcated option values – is presented under the “Preferred Stock Subject to Mandatory Redemption” liability account.

As of June 4, 2001, the aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock (inclusive of the option values) amounted to Php10,165 million, as determined using an independent party’s valuation model. The difference between this aggregate fair value amount and the P20,080 million Piltel debt restructured was deferred and included as part of “Deferred Credits and Other Liabilities” in the consolidated balance sheets. Thereafter, interest incurred on the remaining restructured debt is recorded as an offset to the deferred credits. Total interest incurred related to the restructured debt for the year ended December 31, 2002 and the period from June 4, 2001 to December 31, 2001 amounted to Php758 million and Php497 million, respectively. As of December 31, 2002 and 2001, the deferred credit balance amounted to Php8,706 million and Php9,419 million, respectively, after giving effect to the above interest expense and the additional issuance of 44,187 convertible preferred shares to restructure another Php81.8 million of Piltel’s debt.

The difference between the aggregate fair value of the Series V, VI and VII Convertible Preferred Stock at issue date (net of the bifurcated option values for Series VI and VII) and the aggregate redemption value is accreted over the period up to the call option date using the effective interest rate method. As of June 4, 2001, the aggregate fair value of the convertible preferred shares – net of bifurcated option values – amounted to Php9,113 million, while the aggregate redemption value amounted to Php19,750 million, resulting to a difference for accretion of Php10,637 million. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged against retained earnings for the years ended December 31, 2002 and 2001 amounted to Php1,004 million and Php542 million, respectively. During 2002 and 2001, 318,144 shares and 351,019 shares, respectively, of the preferred stocks were converted into PLDT common shares. “Preferred Stock Subject to Mandatory Redemption” amounted to Php10,174 million and Php9,399 million as of December 31, 2002 and 2001, respectively, after giving effect to the above accretions, conversions and additional issuances. The aggregate redemption value of the outstanding Series V, VI and VII Convertible Preferred Stock amounted to Php20,201 million as of December 31, 2002.

17.     Stockholders’ Equity

The movement of PLDT’s capital stock account including preferred stock subject to mandatory redemption (see Note 16 – Preferred Stock Subject to Mandatory Redemption) follows:

			Preferred Stock - Php10 par value
						Subject to Mandatory Redemption (Note 16)
	Common Stock – Php5 par value		Series A to CC	III	IV
						V	VI	VII
	No. of Shares	Amount	No. of Shares						Total Preferred Shares	Amount
	(in millions)
Authorized	234	Php1,170							822	Php822
Outstanding
Balance at January 1, 2000	156	Php782	322	4	36	–	–	–	362	Php3,625
Issuance	12	61	32	–	–	–	–	–	32	316
Conversion	–	–	(2)	–	–	–	–	–	(2)	(20)
Balance at December 31, 2000	168	Php843	352	4	36	–	–	–	392	Php3,921

Balance at January 1, 2001	168	Php843	352	4	36	–	–	–	392	Php3,921
Issuance	–	–	23	–	–	3	5	4	35	348
Conversion	–	2	(3)	–	–	–	–	–	(3)	(27)
Balance at December 31, 2001	168	Php845	372	4	36	3	5	4	424	Php4,242

Balance at January 1, 2002	168	Php845	372	4	36	3	5	4	424	Php4,242
Issuance	–	–	37	–	7	–	–	–	44	440
Conversion	1	2	(2)			–	–	–	(3)	(26)
Redemption	–	–	–	–	(7)	–	–	–	(7)	(72)
Balance at December 31, 2002	169	Php847	407	4	36	3	5	4	458	Php4,584

On March 17, 2000, the Philippine SEC approved the increase in authorized capital stock of PLDT from Php9,000 million, divided into two classes consisting of 783 million shares of serial preferred stock with a par value of Php10 each and 134 million shares of common stock with a par value of Php5 each, to Php9,395 million divided into two classes consisting of 822 million shares of serial preferred stock with a par value of Php10 each and 234 million shares of common stock with a par value of Php5 each. Out of said increase in capital stock, PLDT issued 35 million shares as consideration and in exchange for the acquisition of the entire issued capital stock of Smart and 12 million shares of stock were subscribed by NTT Communication’s subsidiary for cash (see Note 18 – Related Party Transactions).

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to CC 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. These series of preferred stock are convertible into common stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of PLDT's common stock at the PSE over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors, which as of December 31, 2002, is Php5 per share. At PLDT’s option, the Series A to CC 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On September 25, 2001, the Board of Directors designated an additional 5 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. On October 24, 2001, the Philippine SEC issued a resolution confirming that the issuance of 5 million Series AA 10% Cumulative Convertible Preferred Stock is a transaction exempt from the registration requirements under the Securities Regulation Code, or SRC. On December 12, 2001, the PSE approved the listing of the additional 5 million preferred shares, bringing the total listed Series AA 10% Cumulative Convertible Preferred Stock to 35 million shares.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. In addition, on February 26, 2002, the Board of Directors designated an additional 15 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the Philippine SEC on March 13, 2002 and July 31, 2002, respectively. PSE approved the listing of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock on August 14, 2002.

On December 2, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series DD 10% Cumulative Convertible Preferred Stock for issuance throughout 2003 and an additional 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the SEC on January 30, 2003. In an earlier letter dated October 24, 2002, PSE allowed PLDT to utilize 24,287,455 unissued preferred shares remaining listed with the PSE in order to cover the issuance requirement of the other series under PLDT’s Subscriber Investment Plan. The issuance requirement for the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock will be taken from the said remaining listed and unissued preferred shares.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events. The Series III Convertible Preferred Stock is not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11 a share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 14% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On December 2, 2002, the Board of Directors approved the dividend declaration of: (a) Php1 per share on 10% Cumulative Convertible Preferred Shares Series H, L, M and Y payable on January 31, 2003 to the holders of record on December 26, 2002; and (b) US$1.029412, Php4.675, US$0.09925 and JP¥10.179725 per outstanding share of Series III, V, VI and VII Convertible Preferred Stock, respectively, payable on January 15, 2003 to the holders of record on December 16, 2002. As of December 31, 2002, undeclared cumulative dividends applicable to shares of preferred stock amounted to approximately Php159 million. On January 31, 2003, the Board of Directors approved the dividend declaration of: (a) Php1 per share on 10% Cumulative Convertible Preferred Shares Series CC payable on March 31, 2003 to the holders of record on February 7, 2003; and (b) Php12.15 per share on Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on March 15, 2003 to the holders of record on February 17, 2003. Also, on February 26, 2003, the Board of Directors approved the dividend declaration of US$1.029412 per share on Series III Cumulative Convertible Preferred Shares payable on April 15, 2003 to the holders of record on March 17, 2003.

Retained Earnings

The most recent dividend declaration made by PLDT in respect of its common shares was in March 2001. PLDT continues to pay dividends in respect of its preferred shares. The current policy of PLDT is to determine its ability to declare and pay dividends taking into consideration the interest of its shareholders as well as PLDT’s working capital, capital expenditures and debt servicing requirements. Also taken into account are the prohibitions and restrictions under certain of PLDT’s debt instruments with respect to declaration and payment of dividends. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The statutory unappropriated retained earnings balance of PLDT determined under Philippine GAAP as of December 31, 2002 which is available for distribution as dividends amounted to Php ____ million.

18.              Related Party Transactions

Companies within the PLDT Group are engaged in arm’s-length transactions with each other in the ordinary course of business. We believe that the terms of these transactions are comparable with those available to unrelated parties.

Transactions with/between Related Parties

Airtime Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

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

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite on March 12, 1997, under which PLDT may:

  authorize distributors to resell ACeS services in the Philippines upon prior approval from PT Asia Cellular Satellite; and

  appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to ACeS International Limited, or AIL, all of PT Asia Cellular Satellite's rights under the Founder NSP Airtime Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Airtime Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Airtime Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL, P.T. Bank Internasional Indonesia and various other banks.

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

Transactions with Major Stockholders, Directors and Officers

Transactions between PLDT or its subsidiary and a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT, who has a direct or indirect material interest in PLDT or its subsidiary, as of and for the years ended December 31, 2002, 2001 and 2000 are as follows:

a.      Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

  Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000. Total fees under this agreement amounted to Php207 million, Php248 million and Php117 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001 outstanding obligations of PLDT amounted to Php32 million and Php39 million, respectively.

  Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. Total fees under this agreement amounted to Php65 million, Php107 million and Php35 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications' "Arcstar" brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename "Arcstar" and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines. Global coordination fees to NTT Communications based on certain percentage of revenues derived from Arcstar products and services amounted to Php14 million, Php7 million and Php1 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001, outstanding obligation of PLDT amounted to Php3 million and Php1 million, respectively.

  Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. Total fees under this agreement amounted to Php3 million and Php0.4 million for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, outstanding obligation of PLDT amounted to Php0.6 million and Php0.3 million, respectively.

b.      Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php429 million, Php249 million and Php195 million for the years ended December 31, 2002, 2001 and 2000, respectively. Smart has an outstanding obligation of Php31 million in 2002 and receivable of Php5 million in 2001 under these agreements.

c.       Agreement with Foote, Cone & Belding Worldwide, or FCB Worldwide

FCB Worldwide provides consultancy and advisory services to PLDT. Total fees under this agreement amounted to Php19 million and Php34 million for the years ended December 31, 2002 and 2001, respectively. The chairman of PLDT’s Board is the non-executive chairman of FCB Worldwide’s representative office in the Philippines.

d.      Agreements relating to insurance companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are directly paid to Malayan. Total payments to Gotuaco and Malayan in 2002 covering the twelve-month period ending July 31, 2003 amounted to Php307 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

19.     Employees’ Benefit Plan

PLDT

PLDT has a trustee-managed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

In accordance with SFAS No.132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits,” the following table sets forth the Plan’s funded status and pension amounts recognized as of December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(in million pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	6,638	9,264	9,862
Service cost	452	697	713
Interest cost	794	1,108	1,086
Benefits paid	(496)	(669)	(969)
Actuarial loss (gain)	596	(3,763)	(1,428)
Benefit obligation at end of year	7,984	6,637	9,264
Change in Plan assets:
Fair value of Plan assets at beginning of year	4,591	5,007	5,450
Actual return on Plan assets	(1,651)	(1898)	(100)
Employer’s contribution	470	341	626
Benefits paid	(495)	(669)	(969)
Fair value of Plan assets at end of year	2,914	2,781	5,007
Funded status	(5,070)	(3,856)	(4,257)
Unrealized net transition obligation	275	289	302
Unrecognized net actuarial (gain) loss	838	(31)	1,245
Accrued benefit cost	(3,957)	(3,536)	(2,710)
Components of net periodic benefit cost:
Service cost	452	697	713
Interest cost	794	1,108	1,086
Expected return on Plan assets	(369)	(665)	(595)
Amortization of:
Unrecognized net transition obligation	13	14	13
Unrecognized net loss	–	14	48
Net periodic benefit cost	890	1,168	1,265

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as of December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Weighted average assumptions
Discount rate	9%	12%	12%
Expected return on Plan assets	8%	12%	12%
Rate of compensation increase	9%	10%	12%

Smart

Smart has a trustee-managed tax-qualified Provident Plan providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member's Personal Retirement Account, or PRA, a percentage of such member's monthly salary. The member has an option to contribute to the Provident Fund an amount not to exceed 25% of the member's monthly salary, which are credited to each member's PRA; however, very few members contribute. Net earnings of the Provident Fund are credited every six months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as of the end of the preceding period. Smart, not the participating employees, bears all risk of loss associated with the investment of the funds assets.

Any benefit payable under this Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay its employees under existing or future laws, employment contracts or collective bargaining agreements, it being understood that the employee shall be entitled only to the higher of the benefits and not to both.

The following are the minimum additional disclosure required by law:

	2002	2001	2000*
	(in million pesos)
Change in benefit obligation:
Benefit obligation at beginning of the period	125	79	55
Service cost	45	32	14
Interest cost	12	8	4
Benefits paid	(1)	–	–
Actuarial loss (gain)	(22)	6	6
Benefit obligation at end of the period	159	125	79
Change in Plan assets:
Fair value of Plan assets at beginning of the period	119	80	63
Actual return on Plan assets	25	11	(1)
Employer’s contribution	54	28	18
Benefits paid	(1)	–	–
Fair value of Plan assets at end of the period	197	119	80

Funded status	38	(6)	1
Unrecognized net transition obligation	(7)	(7)	(8)
Unrecognized net actuarial (gain) loss	(23)	10	3
Accrued benefit cost	8	(3)	(4)
Components of net periodic benefit cost:
Service cost	45	32	14
Interest cost	12	8	4
Expected return on Plan assets	(14)	(10)	(5)
Net periodic benefit cost	43	30	13

* From March 24, 2000, date of PLDT’s acquisition of Smart.

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as of December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Weighted average assumptions
Discount rate	10%	10%	10%
Expected return on Plan assets	10%	10%	10%
Rate of compensation increase	9%	10%	10%

.

20.     Other Expenses – Net

This account consists of:

	2002	2001	2000
	(in million pesos)
Interest expense and related items - net of capitalized interest (Notes 7 and 13)	14,662	14,639	14,209
Interest and other income - net	(2,567)	(1,458)	(2,885)
Provision for decline in value of investment	–	5,631	–
Equity in net losses (income) of investees (Note 8)	128	954	902
Manpower reduction cost	324	279	–
Foreign currency swap costs (Note 25)	315	108	–
Foreign exchange losses	3,820	3,682	32,173
	16,682	23,835	44,399

21.     Income Taxes

The net current and noncurrent components of deferred income tax recognized in the consolidated balance sheets follow:

	2002	2001
	(in million pesos)

Net current assets	4,297	2,025
Net noncurrent assets	9,771	13,508

Provision for income tax consists of:

	2002	2001	2000
	(in million pesos)
Current	589	876	1,736
Deferred	2,536	(1,512)	(9,976)
	3,125	(636)	(8,240)

On July 20, 1999, Mabuhay Satellite was registered as a Subic Bay Freeport Enterprise and Clark Telecom was also registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

Smart is registered with the Board of Investments, or BOI, under the Omnibus Investments Code of 1987 as a preferred non-pioneer enterprise for the operation of the IGF and CMTS services. As such, Smart was entitled to certain tax and non-tax incentives, including an income tax holiday for a period of three years up to August 2000.

The BOI Governing Board, in its meeting on August 10, 2000, granted the request of Smart for the transfer of its LEC business to PLDT subject to certain conditions, which include the surrender of Smart’s original certificate of registration to the BOI for annotation and safekeeping and the issuance of a certificate of registration to PLDT with respect to the transferred LEC business.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to enjoy a three-year tax holiday up to May 2004. The tax incentive is availed on the basis of incremental income generated from the said expansion project. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. In this case, the tax incentive is availed for the entire taxable income of the project.

Smart’s deferred income tax assets and liabilities as of December 31, 2002 have been restated at realizable amounts after provision of a valuation allowance for portions of income tax assets that will not have tax consequences.

On December 22, 2000, the BOI approved ePLDT’s registration as a new IT service firm in the field of services related to Internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001 or actual start of commercial operations, whichever comes first.

In 2002 and 2001 tax incentives availed amounted to Php2,699 million and Php776 million, respectively.

22.     Earnings (Loss) Per Common Share

The following table presents information necessary to calculate the loss per share:

	2002	2001	2000
	(in million pesos)
Loss before cumulative effect of change in accounting principle and minority interest in net lossesg of consolidated subsidiaries	(4,465)	(26,691)	(24,713)
Dividends on preferred stock	(1,645)	(1,503)	(1,249)
Amortization of difference between fair market value and put option price of Preferred Stock Subject to Mandatory Redemption	(1,254)	(653)	–
Loss before cumulative effect of change in accounting principle and minority interest in net losses of consolidated subsidiaries applicable to common stock	(7,731)	(29,297)	(25,962)
Cumulative effect of change in accounting principle	–	(54)	–
Loss before minority interest in net loss of consolidated subsidiaries applicable to common stock	(7,753)	(29,351)	(25,962)
Minority interest in net income (loss) of consolidated subsidiaries	(355)	739	(1,627)
Net loss applicable to common stock	(8,086)	(28,612)	(27,589)

	(in thousand pesos, except per share amounts)
Outstanding common shares, beginning	168,895	168,498	121,174
Effect of issuance of common shares during the year	200	162	36,503
Weighted average number of common shares, end	169,095	168,660	157,677
Earnings per common share
Basic loss before cumulative effect of change in accounting principle and minority interest in net losses of consolidated subsidiaries applicable to common stock	(47.75)	(160.92)	(148.47)
Cumulative effect of change in accounting principle	–	(.32)	–
Minority interest in net income (loss) of consolidated subsidiaries	2.10	(4.38)	9.77
Basic earnings per common share	(45.65)	(165.62)	(138.70)

The computations of diluted loss per share were anti-dilutive for the years ended December 2002, 2001 and 2000; therefore, the amounts reported for basic and diluted loss per share were the same.

23.     Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as of December 31, 2002:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in million pesos)

Long-term debt obligations	190,949	19,627	50,725	50,783	69,814
Long-term lease obligations	3,876	850	1530	917	579
Unconditional purchase obligations	9,930	219	2,241	2,145	5,325
Other long-term obligations	20,201	–	–	–	20,201
Total contractual cash obligations	224,956	20,696	54,496	53,845	95,919

(1)     Under the Air Time Purchase Agreement with AIL, the amount disclosed in the table above for payments due within 1 year reflects a reduction in PLDT’s required payments agreed under a Standstill Agreement, while the amounts disclosed for payments due from 2 years onwards are based on the original Air Time Purchase Agreement. The parties of the standstill Agreement have also agreed to negotiate in good faith and use their best efforts to reach an agreement on revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of ACeS International Limited’s creditors.

Long-term Debt Obligations

For discussion of our long-term debt obligations see Note 14 – Long-term Debt.

Long-term Lease Obligations

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of December 31, 2002, the aggregate remaining obligation was approximately Php1,013 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in Note 18 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and related services for the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. Under this agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of December 31, 2002, the aggregate remaining obligation was approximately Php336 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As of December 31, 2002, the aggregate remaining obligation was approximately Php149 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services at the expiration of the first year for a fee of 15% of the current published license fee. As of December 31, 2002, the aggregate remaining obligation was approximately Php86 million.

Other Long-term Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. As discussed in Note 18 – Related Party Transactions, PLDT entered into a Founder NSP Air Time Purchase Agreement, or ATPA, with ACeS International Limited, or AIL, in March 1997, which was amended in December 1998, under which PLDT is granted the exclusive right to sell AIL services in the Philippines. In exchange, PLDT is required to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of the satellite’s commercial operations. In the event AIL aggregate billing revenues is less than US$45 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the founder shareholders, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original ATPA. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million. PLDT is also obliged to purchase from AIL 13,750 satellite fixed phone units for the year 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustment. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach agreement on a revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

As of December 31, 2002, the aggregate remaining minimum obligation was approximately Php10,077 million.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$1.18 million, which was subsequently reduced to US$0.9 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million for the first year and US$0.3 million in each year thereafter. As of December 31, 2002, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php79 million.

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote VSAT network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 16 – Preferred Stock Subject to Mandatory Redemption, on June 4, 2001, PLDT issued a total of 2.7 million shares of Series V Convertible Preferred Stock, 5.1 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58.1 million shares of Series K Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel.

As of December 31, 2002, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock were converted to PLDT common shares. As of December 31, 2002, PLDT had 2.6 million Series V Convertible Preferred Stock, 4.6 million Series VI Convertible Preferred Stock and 3.8 million Series VII Convertible Preferred Stock issued and outstanding. The aggregate redemption value of the outstanding shares as of December 31, 2002 is Php20,201 million, of which Php13,181 million is payable on June 4, 2008 and Php7,020 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is Php2,968 million, based on the market price of PLDT’s common stock of Php270 per share as of December 31, 2002.

Commercial Commitments

As of December 31, 2002, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,610 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM cellular network. Under this MPO, unavailed portion as of December 31, 2002 amounted to US$107 million. In addition, on May 30, 2003, Smart entered into a Technical Support Services Order with Nokia (Philippines), Inc. in the amount of US$8.3 million.

24.     Contingencies

PLDT

NTC supervision and regulation fees, or SRF. On various dates in 1988, NTC served various assessment notices and demands for payment of SRF pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act (PSA). PLDT protested said assessments and demands for payment on the grounds that (a) all assessments under Section 40 (e) of the PSA should legally be based on the par value of a corporate utility operator’s outstanding capital stock, exclusive of capital in excess of par; (b) the assessment were being levied to raise revenues and not as mere reimbursements for actual regulatory expenses in violation of the doctrine in PLDT vs. PSC, 66 SCRA 341 (1975); (c) NTC had no authority to compel PLDT’s payment of the administrative fees under Section 40 (f) of the PSA for the increase of PLDT’s authorized capital stock, since NTC did not render any supervisory or regulatory activity nor incur any expenses in relation to such corporate act; and (d) NTC had no authority to increase the rates of the administrative fees under Section 40 of the PSA from Php0.20 to Php0.50 per Php100 of the capital stock pursuant to Batas Pambansa, or B.P., 325 since the latter legislation was of general application and thus, could not have legally or validly amended a special law such as the PSA.

After exhausting all available administrative remedies with the NTC, PLDT filed an appeal via a Petition for Certiorari with Prayer for Temporary Restraining Order and/or Preliminary Injunction with the Court of Appeals, or CA. The CA promulgated its decision which, in the main, held that (a) the annual SRF should be assessed on the basis of the par value of the subscribed or paid-up capital stock of PLDT, exclusive of capital in excess of par; (b) the NTC is legally authorized to collect the administrative fees under Section 40 (f) of the PSA even if it renders or performs no regulatory service or incurs no expense whatsoever in approving PLDT’s increase in authorized capital stock; and (c) the fees under Section 40 (e) and (f) of the PSA should be computed at the rate of Php0.50 per Php100, or a fraction thereof pursuant to B.P. 325 instead of only Php0.20 per Php100 or fraction thereof under the PSA.

In an appeal to the Supreme Court, or SC, PLDT questioned the CA decision (a) that the NTC can validly collect fees even in the absence of any regulatory services performed, and (b) upholding the validity of the increase in the rate of fee under Section 40 (e) of the PSA to Php0.50 from Php0.20 per Php100 or a fraction thereof of the capital stock. NTC, on the other hand, questioned the basis for the SRF assessment, which was determined by the CA to be the par value of the subscribed capital stock exclusive of capital in excess of par.

In a decision dated July 28, 1999, the SC ordered the NTC to recompute the SRF due from PLDT on the basis of PLDT’s “capital stock subscribed or paid”.

Pursuant to the SC decision, the NTC issued a re-assessment letter in February 2000 for the balance of the SRF for previous years computed on the same basis stated in the SC decision but inclusive of stock dividends. On the ground that the inclusion of stock dividends in the calculation of the SRF has no basis in law and jurisprudence, PLDT requested the NTC to cancel/withdraw the portions of the assessment based on the stock dividends.

Without resolving or ruling on PLDT’s request, in September 2000, the NTC issued another assessment letter for the balance of the SRF for previous years and the SRF for the year ended December 31, 2000. Consequently, PLDT filed a Petition for Certiorari and Prohibition with Urgent Prayer for the Immediate Issuance of a Temporary Restraining Order with the CA. The CA temporarily restrained the NTC from enforcing/implementing its February and September 2000 assessments and subsequently issued a Writ of Preliminary Injunction. In February 2001, the CA dismissed the Petition for Certiorari and Prohibition filed by PLDT and dissolved the Writ of Preliminary Injunction earlier issued.

PLDT filed a Motion for Reconsideration of the aforementioned CA decision on the ground that the same would vitiate and not validate the decision rendered by the SC on July 28, 1999, ordering the NTC to recompute the SRF to be imposed on PLDT. On April 6, 2001, the Office of the Solicitor General, or OSG, adopting its Comment dated October 11, 2000 as its comment on the Motion for Reconsideration filed by PLDT, stated that the NTC by insisting on its assessments is providing its own definition of “stock dividend” at variance with the SC decision dated July 28, 1999 and is in effect enlarging its meaning and scope and expanding the concept envisaged therein. Further, the OSG stated that the sole and only issue is whether or not the SC decision directs the inclusion or exclusion of “stock dividends” in the computation of the SRF. The NTC also filed its comment on PLDT’s Motion for Reconsideration and PLDT filed a Reply to the NTC’s Comment stressing that the failure of NTC to deny the allegations in PLDT’s Motion for Reconsideration that (a) the SC decision dated July 28, 1999 annulled and set aside the NTC SRF assessment; (b) the SC directed the NTC to make a recomputation of the said SRF assessments but that NTC did not make any such recomputation; (c) the NTC served anew on PLDT exactly the same SRF assessments that were ordered set aside by the SC; (d) the SC decision dated July 28, 1999 has become final and executory; (e) the fundamental issues raised by PLDT in its Motion for Reconsideration is not at all whether the SC decision dated July 28, 1999 is right or wrong but rather whether it did or did not direct the exclusion of stock dividends in the SRF assessment; and (f) the SC decision dated July 28, 1999 held that the SRF should lawfully be based only on such capital stock subscribed or paid for which PLDT received actual payment; should all be taken to mean that the NTC SRF assessments should exclude stock dividends.

Considering the September 30 statutory deadline for the payment of the SRF, PLDT filed with the CA an Urgent Motion for Re-Issuance of Restraining/Injunctive Writ requesting the CA to re-issue and expand the Writ of Preliminary Injunction it had previously issued, to cover any and all SRF assessments, including the SRF assessments due on September 30, 2001, pending final resolution of PLDT’s Motion for Reconsideration. The CA granted PLDT’s prayer for injunctive relief, and re-issued a Writ of Preliminary Injunction, the same to be effective until the resolution of PLDT’s Motion for Reconsideration.

In March 2002, the CA issued a resolution denying PLDT’s Motion for Reconsideration and dissolving the Writ of Preliminary Injunction. PLDT then filed with the SC a Petition for Review on Certiorari of the said CA decision.

In light of the impending September 30 statutory deadline for the payment of the SRF, PLDT filed with the SC an Urgent Motion for the Issuance of a Temporary Restraining Order to enjoin the NTC from enforcing any SRF assessments against PLDT pending the resolution of its Petition for Review on Certiorari. Considering, however, that as of September 30, 2002, no decision has yet been promulgated by the SC on the aforementioned Motion, PLDT on the said date paid the SRF for the years 2000 and 2002 based on the paid-up capital including premium but excluding stock dividends.

Since 1976, PLDT has received assessments from the NTC for permit, SRF and other charges. As of December 31, 2002, PLDT has paid a total amount of Php1,249 million in SRF, of which Php1,094 million were paid under protest.

Local franchise tax assessments. PLDT is presently a party to several cases pending before courts of original and appellate jurisdictions in the Philippines involving the issue of exemption of PLDT from local franchise and business taxes.

PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes to local government units and it is contesting the assessment of these taxes in all cases.

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

PLDT filed an appeal with the Supreme Court on September 20, 2001. In its appeal, PLDT argued, among other things, that:

  The right of the City of Makati to assess PLDT for any alleged deficiency in franchise tax for the years 1992 to 1994 in the approximate amount of Php594.7 million has prescribed because the Local Government Code provides for a period of five years within which an assessment can be made by the local government unit and the City of Makati assessed these alleged taxes against PLDT only on May 24, 1999;

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

On April 16, 2002, another case was filed by PLDT against the City of Manila protesting the assessment of local franchise and business taxes in the amount of Php2,228.4 million for the period covering 1997, 1998, 1999, 2000 and 2001, inclusive of penalties and interests. PLDT filed a motion to suspend proceedings on March 10, 2003 pending the resolution by the Supreme Court of the City of Davao case discussed below. The City of Manila submitted its comments and oppositions on PLDT’ motion to suspend the proceedings on March 21, 2003 and the motion is now deemed submitted for resolution.

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

Smart

NTC SRF. Smart has been paying under protest the SRF assessed by the NTC. On September 27, 2001, Smart paid the amount of Php86 million representing SRF for 2001. On September 30, 2002, Smart paid the amount of Php114 million representing SRF for 2002.

The above amounts and all other assessments for SRF in the past were paid under protest as Smart believes that the same is exorbitant and unreasonable and contrary to Section 5(g) of R.A. 7925. R.A. 7925 states that the NTC should impose only reasonable fees and charges as may be necessary to cover reasonable costs and expenses for the regulation and supervision of the operation of the telecommunications entities.

In its protest, Smart also cited the decision of the Court of Appeals in the case of ICC Corporation vs. NTC (CA-GR SP No. 45-100, 30 September 1999) which held that: “In the guise of taxation, respondent NTC has in fact arrogated upon itself the power to tax an entity, which it is not authorized by law to do, thereby exceeding its lawful jurisdiction and/or acting with grave abuse of discretion. That respondent NTC has been generating income from the collection of fees from telecommunication entities in the guise of regulation is evident and that the NTC is not classified as tax generating agency of the government.”

Local franchise tax assessments. To date, Smart has received assessments for local franchise and business taxes from certain cities and municipalities in the aggregate amount of approximately Php313 million. Smart has formally protested these assessments based on the following:

  An opinion issued by the Bureau of Local Government Finance, or BLGF, dated August 13, 1998 stating that Smart should be considered exempt from the local franchise tax provided under Section 137 of the Local Government Code, which exemption shall be applicable only to local franchise and business taxes.

  R.A. 7925 was passed on February 20, 1995 after the passage of the Local Government Code. Under the ipso facto provision of R.A. 7925, the holder of a franchise granted prior to or after the effective date of R.A. 7925 is entitled to the benefit or any favorable provisions contained in any other franchises, regardless of whether such franchises were granted prior to or after the passage of R.A. 7925.

  Because Smart’s legislative franchise took effect after the effective date of the Local Government Code, the franchise tax prescribed under Section 137 thereof should be deemed to be part of the said franchise. Section 137 states that “cellular operators shall only pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise, and the said percentage shall be in lieu of all taxes on this franchise or earnings thereof.”

  In the PLDT vs. City of Davao case, the Supreme Court took cognizance of the BLGF opinion by stating that Smart’s franchise granted after the effectivity of the Local Government Code exempted it from the payment of local franchise and business taxes.

Smart’s administrative protest against the Makati and Iloilo assessments were denied, while those against the Digos and General Santos assessments in the aggregate amount of Php59,447 have not yet been decided.

Smart filed separate petitions appealing the local franchise and business tax assessments of Makati City in the amount of Php196 million for the calendar years 2000 and 2001, and in the amount of Php116 million for the calendar years 1995, 1998 and 1999. These cases have been consolidated and are now pending before Regional Trial Court, Branch 61 of Makati City. Smart’s earlier motion to suspend trial pending resolution of the Smart franchise tax case in Davao was subsequently denied by said court.

Smart also filed a petition appealing the local franchise and business tax assessment of Iloilo City in the amount of Php1 million. This case is now pending before the Regional Trial Court, Branch 28 of Iloilo City.

Smart also filed a Petition for Declaratory Relief with the SC questioning an ordinance issued by the City Council of Davao on the local franchise and business taxes. The SC decided in favor of the City of Davao and Smart’s Motion for Reconsideration of said decision was denied. Smart filed with the SC a Petition for Review under Rule 45 of the 1997 Rules of Procedure to appeal the aforestated decision.

Piltel

NTC SRF. Based on the latest computation of deficiency supervision and regulation fees received from the NTC, which is dated as of September 30, 2002, Piltel’s total assessment amounted to Php639.7 million , including penalty fees of Php274.9 million. Piltel has protested the assessments in good faith. Piltel continues to make payments for amounts which believes is properly due to the NTC. On September 30, 2002, Piltel made a payment to the NTC under protest in the amount of Php9.1 million

Mabuhay Satellite

Mabuhay Satellite was the respondent in an arbitration commenced by SS/L as a result of a dispute between the two parties concerning their satellite joint venture. On June 5, 2002, Mabuhay Satellite received an arbitration decision requiring Mabuhay Satellite to pay SS/L an estimated amount of US$10 million representing Mabuhay Satellite’s unpaid balance for the 65% equity share in the joint venture. As of December 31, 2002, this amount totaled approximately US$15 million (including accrued interest) and had been substantially accrued and recorded in the books of Mabuhay Satellite. Mabuhay Satellite and SS/L are currently negotiating to settle the obligation through an asset-debt swap.

PLDT and some of its subsidiaries are involved in certain other legal actions and claims arising in the ordinary course of business. The respective managements of PLDT and said subsidiaries believe that any possible loss that they may incur as a result of such legal actions, claims and assessments not covered by an allowance for losses will not have a material effect on their respective financial positions and results of operations.

25.     Fair Value of Financial Instruments

Financial Assets and Liabilities

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents: The carrying amount reported in the audited balance sheets approximates fair value.

Accounts receivable: The net carrying value represents the fair value due to the short-term maturities of these receivables.

Accounts payable and accrued expenses, and dividends payable: The carrying value reported in the audited balance sheets approximates fair value due to the short-term maturities of these liabilities.

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies	Quoted market price Estimated fair value is based on the discounted value of future cash flows using the applicable rates for similar types of loans.
Variable Rate Loans	The carrying value approximates fair value because of recent and frequent repricing based on market conditions.

Forward exchange contracts, foreign currency swaps, and interest rate swaps: The fair values were based on counterparty quotes.

Bifurcated foreign currency forwards: The fair values were determined using forward exchange market rates at the balance sheet date.

Bifurcated foreign currency options: The fair values were computed using the option pricing model in Bloomberg.

Bifurcated call options: The fair values were based on the independent calculation of a third party investment banker.

The estimated fair values of the financial instruments included in the respective account captions as of December 31, 2002 are as follows:

	Carrying Value	Fair Value
	(in million pesos)
Financial assets
Cash and cash equivalents	10,975	10,975
Accounts receivable - net	18,753	18,753
Bifurcated foreign currency options (Note 25)	37	37
Financial liabilities:
Accounts payable	9,865	9,865
Accrued and other current liabilities	15,148	15,148
Dividends payable	429	429
Notes payable	760	760
Long-term debt (including current portion)	190,949	161,271
Deferred credits and other noncurrent liabilities	461	461
Foreign exchange contracts (Note 25)	163	163
Foreign currency swaps (Note 25)	461	461
Bifurcated foreign currency forwards (Note 25)	13	13
Bifurcated call options (Note 25)	38	38

26.     Derivatives and Hedging Instruments

Effective January 1, 2001, PLDT and its subsidiaries adopted Statement of Financial Accounting Standards (“SFAS”) No. 133 – Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 establishes accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet as either an asset or liability measured at fair value. The statement requires that changes in the derivative’s fair value be recognized currently in earnings unless the reporting entity has elected to designate such derivative as a hedge instrument under the provisions of SFAS No. 133, and certain conditions are met.

PLDT and its subsidiaries use currency forwards, currency swaps, and interest rate swaps to manage their market risks associated with their foreign currency denominated loans, and their exposures to interest rate fluctuations. The PLDT Group has elected not to designate these derivatives, as well as the embedded derivatives bifurcated from their various contracts, as hedge instruments under the provisions of SFAS No. 133. In accordance with the provisions of SFAS No. 133, the fair values of derivative instruments not designated as hedging instruments are recognized directly through earnings. As of January 1, 2001, the cumulative adjustment to net income as a result of the initial adoption of SFAS No. 133 amounted to a loss of Php53.84 million, net of tax effect. For the years ended December 31, 2002 and 2001, gains (losses) recognized in earnings, arising from fair value changes of derivative transactions, amounted to Php603 million and (Php42 million), respectively.

Following are the outstanding derivative transactions of the PLDT Group as of December 31, 2002 and 2001:

Freestanding Derivatives

Item 2.             Forward Exchange Contracts

PLDT and Smart use forward exchange contracts to hedge foreign currency-denominated assets, liabilities and firm commitments. Following are the outstanding forward exchange contracts as of December 31, 2002 and 2001.

	Aggregate Notional Amount (in millions)		Aggregate Mark-to-market Loss (in millions)
	2002	2001	2002	2001
Forward buy US$ sell peso	US$216	US$297	Php103	Php164
Forward buy JPY sell US$	JPY3,296	JPY3,968	Php60	Php120

The above forward contracts have maturities ranging from 1 to 6 months.

Item 3.             Foreign Currency Swaps

In 2002 and 2001, PLDT entered into currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017 (see Note 14 – Long-term Debt). As of December 31, 2002, and 2001 the swaps have an aggregate notional amount of US$550 million and US$100 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its US dollar-denominated fixed rate notes into peso-denominated loan exposures at an agreed swap exchange rate. The agreed swap exchange rate is reset to the lowest Peso/US$ spot exchange rate during the term of the swap, subject to a minimum exchange rate. As of December 31, 2002 and 2001, the outstanding swap contracts have been reset to an average exchange rate of Php51.27 and Php50.77, respectively. In addition, PLDT is required to make semi-annual fixed or floating swap cost payments to its counterparties, which amount to about 2.35% and 3.86% on December 31, 2002 and 2001, respectively. Following are the outstanding balances of the swaps as of December 31, 2002 and 2001.

Aggregate Notional Amount (in millions)		Maturity	Aggregate Mark-to-market Loss (in millions)
2002	2001		2002	2001
US$300	US$100	2017	Php399	Php312
US$250	–	2012	Php62	–

US$400 million of the swaps outstanding as of December 31, 2002, have been structured to include credit-linkage with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds on all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amount where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps.

Item 4.             Interest Rate Swap

As of December 31, 2001, PLDT had an outstanding US$/JPY interest rate swap agreement to swap the coupon on US$175 million of Fixed Rate Notes for a floating rate JPY amount. The swap had a mark-to-market gain of Php80.4 million as of December 31, 2001. The swap was terminated in 2002 at a realized gain of Php633.2 million.

Bifurcated Embedded Derivatives

Following are the embedded derivatives bifurcated from various purchase and service contracts of PLDT and its subsidiaries as of December 31, 2002 and 2001:

Item 5.             Bifurcated Foreign Currency Options

Aggregate Notional Amount (in millions)		Maturity	Aggregate Mark-to-market Gain (in millions)
2002	2001		2002	2001
US$6	–	2003	Php37	–

Item 6.             Bifurcated Foreign Currency Forwards

Aggregate Notional Amount (in millions)		Maturity	Aggregate Mark-to-market Loss (Gain) (in millions)
2002	2001		2002	2001
US$5	US$3	Less than 1 year	(Php5)	Php18
US$3	US$6	Over 1 year (up to 2007)	Php18	Php54

Item 7.             Bifurcated Put Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series V, VI and VII Convertible Preferred Stock in 2001 (See Notes 14 – Long Term Debt and Note 16 - Preferred Stock Subject to Mandatory Redemption). Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. For thirty days thereafter, the holders of these mandatorily converted common shares have the option to sell such common shares back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. As of December 31, 2002 and 2001, the net mark-to-market value of these embedded call options amounted to about Php38 million and Php324 million, respectively. Such mark-to-market value is based on the independent calculation of a third-party investment banker.

27.     Reportable Segments and Major Customer

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We have organized our business into three main segments:

  Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, MaraTel, which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global;

  Wireless — wireless telecommunications services provided through our cellular service providers, namely PLDT’s subsidiaries Smart and Piltel, and satellite operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat; and

  Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Internet access services provided by ePLDT’s subsidiary Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT, as described in Note 9 – Investments.

The segment assets as of December 31, 2002, 2001 and 2000 and results of operations of our reportable segments for the years ended December 31, 2002, 2001 and 2000 reported under Philippine GAAP are as follows:

	Fixed Line	Wireless	Information and Communications Technology	Eliminations	Total
			(in million pesos)

As of and for the year ended December 31, 2002
Operating revenues	48,287	58,595	970	(3,219)	104,633
External revenues	46,021	57,671	941	–	104,633
Inter-segment revenues	2,266	924	29	(3,219)	–
Operating expenses	44,975	46,959	1,549	(3,220)	90,263
External expenses	42,089	46,625	1,549	–	90,263
Inter-segment expenses	2,886	334	–	(3,220)	–
Operating income (loss)	3,827	11,149	(608)	2	14,370
Segment assets	189,144	72,982	3,651	(10,858)	254,919
Segment liabilities	172,608	74,647	3,060	(8,418)	241,897
Net cash flows provided by (used in):
Operating activities	18,291	20,201	1	2,228	40,721
Investing activities	(4,650)	(4,029)	(668)	(5,863)	(15,210)
Financing activities	(11,211)	(11,969)	629	3,625	(19,916)
Depreciation and amortization	10,712	5,981	269	–	16,962
Provision for doubtful accounts	3,565	526	45	–	4,136
Capital expenditures	(7,502)	(6,537)	(607)	–	(14,646)

As of and for the year ended December 31, 2001
Operating revenues	46,477	24,582	469	(991)	70,537
External revenues	46,906	40295	469	–	87,670
Inter-segment revenues	159	927	–	(1,086)	–
Operating expenses	32,628	21,145	780	659	53,894
External expenses	29,281	62,563	1,206	–	93,050
Inter-segment expenses	927	699	–	(1,626)	0
Operating income (loss)	17,624	(22,809)	(735)	540	(5,380)
Segment assets	200,420	83,758	2,887	(14,343)	272,722
Segment liabilities	172,119	80,691	2,242	(4,938)	250,114
Net cash flows provided by (used in):
Operating activities	16,201	7,250	1,245	–	24,747
Investing activities	(13,075)	(22,875)	(2,108)	6,221	(31,837)
Financing activities	(4,828)	13,379	928	(6,221)	3,258
Depreciation and amortization	9,217	6,949	119	–	16,285
Provision for doubtful accounts	2,880	310	31	–	3,221
Capital expenditures	(9,748)	(18,964)	(1,579)	–	(30,291)

As of and for the year ended December 31, 2000
Operating revenues	45,818	18,734	239	(1,125)	63,666
External revenues	45,818	17,609	239	–	63,666
Inter-segment revenues	–	1,125	–	(1,125)	–
Operating expenses	27,336	25,664	336	(991)	52,345
External expenses	27,336	24,673	336	–	52,345
Inter-segment expenses	–	991		(991)
Operating income (loss)	14,661	(3,656)	(72)	(134)	10,799
Segment assets	246,694	109,751	1,435	(31,109)	326,771
Segment liabilities	179,453	53,712	359	1,686	235,210
Net cash flows provided by (used in):
Operating activities	[35,685]	[1,825]	[177]	[(895)]	23,634
Investing activities	[(30,255)]	[(6,983)]	[(497)]	[11,714]	(26,431)
Financing activities	[(5,316)]	[4,503]	[488]	[(10,819)]	3,852
Depreciation and amortization	7,776	4,464	35	–	12,275
Provision for doubtful accounts	2,361	556	12	–	2,929
Capital expenditures	(20,415)	(6,463)	(231)	–	(27,109)

International long distance network revenues, which are recorded under fixed line service, include settlements under bilateral agreements between the PLDT Group and foreign carriers or private carriers. The net consolidated receivables and consolidated revenues from a major foreign carrier amounted to Php340 million and Php2,324 million, respectively, for the year ended December 31, 2002 and Php1,890 million and Php2,493 million, respectively, for the year ended December 31, 2001. As discussed in Note 6 - Accounts Receivable, PLDT sells certain receivables from foreign carriers to different foreign financial institutions under the Master Receivables Purchase and Sale Agreements. Receivables from the same major foreign carrier mentioned above were sold on a quarterly basis in 2001 and 2000 and have been excluded from the balance sheets. These amounted to US$22 million (Php1,127 million) and US$30 million (Php1,485 million) for the years ended December 31, 2001 and 2000, respectively.

The sale of receivables from foreign carrier during the years ended December 31, 2001 and 2000 were accounted for as an outright sale and as a result the related receivables have been excluded from the accompanying consolidated balance sheets. PLDT transfers all of its rights of ownership and surrenders control over those financial assets to the foreign financial institutions. The purchasers have the right to pledge such receivables and are entitled to such receivables in liquidation or bankruptcy.

28.     Other Matters

a.          Interconnection Agreements

PLDT has existing interconnection agreements with nine International Gate Facilities, or IGF operators, six Inter Exchange Carriers, or IXCs, six Cellular Mobile Telephone Systems, or CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlements with interconnecting IGF operators and CMTS operators for local calls are in the form of access charges. Settlements with interconnecting IXCs and LECs for toll calls are based on hauling and access charges, and to some extent, revenue sharing. Settlement also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges.

b.          Proposed Metering of Local Exchange Service

The proposed metering of PLDT’s local exchange service has been temporarily suspended for further review by the NTC.

c.          U.S. Federal Communications Commission, or FCC, Proceedings on Termination Rates

In May 2002, PLDT advised AT&T Corp., or AT&T, WorldCom, Inc., or MC1, and other carriers of PLDT’s need to increase its termination rates by August 2002. Despite numerous negotiation sessions in 2002 and 2003, AT&T and MCI refused to accept any rate increases. PLDT unilaterally extended its prior termination charges to each carrier while continuing offers to negotiate, first from August 1, 2002 to October 1, 2002, then until December 31, 2002, and then, finally, despite the lack of a written agreement from AT&T and MCI, through January 31, 2003. While nearly 100 carriers worldwide, including more than 20 U.S. carriers, have agreed to the new termination rates and entered into new termination rate agreements with PLDT, the termination rate agreements with AT&T and MCI lapsed in December 2002, without them agreeing with PLDT on any provisional arrangement or final agreement on the new termination rates. Faced with the continuing stonewalling by AT&T and MCI, PLDT, in December 2002, was forced to notify each company that PLDT’s termination rates would finally be increased as of February 1, 2003. Because no agreement was reached with either AT&T or MCI, effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI.

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

On February 7, 2003, the NTC of the Republic of the Philippines directed Philippine carriers to take one of two different courses of action, depending on whether such carriers had effective termination rates with their counterparties. If PLDT had “existing and effective agreements with foreign telecommunication carriers relative to termination rates”, it should “comply with the terms thereof, specifically in maintaining the flow of traffic in and between circuits and facilities covered by such agreements.” If, however, the counterparty and PLDT were “without existing and effective agreements relative to termination rates,” then PLDT is “encouraged … to negotiate and conclude agreements” with the counterparty, and “the parties may agree on provisional/interim arrangements for continuity of service.” Each of AT&T and MCI immediately rejected PLDT’s offer for an interim termination rate agreement.

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

On March 10, 2003, the International Bureau of the FCC granted the request of AT&T and MCI and issued an Order directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to PLDT, Globe Telecom, Inc., Bayan Telecommunications Philippines, Inc., Digital Telecommunications Philippines, Inc., Smart and Subic Telecom until such time as the U.S. FCC issues a Public Notice that AT&T’s circuits on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale. As of March 31, 2003, receivables from U.S. carriers amounted to approximately US$19 million, of which US$8 million was attributable to PLDT, US$8 million to Smart and US$3 million to Subic Telecom.

In response to the ruling of the International Bureau of the FCC, the NTC issued in a Memorandum Order dated March 12, 2003 directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

The NTC also stated in its March 12, 2003 Order that the termination rates offered by PLDT are “fair and reasonable.” These rates, US$0.12 per minute for calls terminating on the fixed-line network and US$0.16 per minute for calls terminating on mobile networks, are well below the FCC benchmark settlement rate of US$0.19 per minute for lower middle income countries such as the Philippines and also substantially below the settlement rate of US$0.238 per minute suggested by the International Telecommunications Union for countries with teledensity between 1 to 5 telephones per 100 population.

On April 9, 2003, we filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order.

29.     Reclassification of Accounts

We have reclassified certain accounts in 2001 and 2000 to conform with our 2002 financial statements presentation.