Form 20-F/A
period 2002-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2003-07-16
CIK 78150

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

In this report, each reference to:

  ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, an 88.5%-owned subsidiary of PLDT and 11.5%-owned by Piltel;

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
Amounts in accordance with U.S. GAAP:
Statement of Operating Data:
Operating revenues	Php61,949	Php79,128	Php95,540	US$1,794
Operating expenses	50,504	83,070	80,647	1,513
Net operating income (loss)	11,445	(3,942)	14,893	280
Net operating income (loss) per share
Basic	64.66	(35.50)	72.44	1.36
Diluted	64.66	(35.50)	67.22	1.26
Net income (loss)	(24,713)	(27,484)	(4,559)	(86)
Earnings (loss) per common share(2)	(154.34)	(175.08)	(42.60)	(0.80)
Balance Sheet Data:
Cash and cash equivalents		4,276	10,974	206
Total assets		283,301	266,876	5,011
Total long-term debt-net of current portion		170,813	171,774	3,226
Long-term debt		190,099	190,950	3,586
Total debt(3)		196,561	191,710	3,600
Total liabilities(4)		249,857	239,126	4,490
Total stockholders’ equity		21,573	15,122	284
Other Data:
EBITDA(5)	(7,642)	2,375	29,443	553
Depreciation and amortization	13,049	16,454	17,663	332
Ratio of earnings to fixed charges(6)	—	—	1.0	1.0
Net cash provided by operating activities	24,033	21,641	36,849	691
Net cash used in investing activities	(29,015)	(32,777)	(15,140)	(284)
Net cash provided by (used in) financing activities	6,035	5,714	(14,975)	(281)
Dividends declared to common shareholders	752	202	—	—
Dividends declared per common share(7)	4.80	1.20	—	—

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

	Consolidated Financial Data
	Years Ended December 31,
	2000	2001	2002	2002(3)
	(in millions)
Amounts in accordance with U.S. GAAP:
Income (loss) before minority interest in net income (losses) of consolidated subsidiaries	Php(24,713)	Php(26,691)	Php(4,914)	US$(92)
Add/(deduct):
Interest expenses and related items, net of capitalized interest	14,209	14,639	14,662	275
Interest income	(1,946)	(1,391)	(1,063)	(20)
Provision for income tax	(8,240)	(636)	3,125	59
Depreciation and amortization	13,049	16,454	17,633	332
EBITDA	Php(7,642)	Php2,375	Php29,443	US$553

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

Due to PLDT's losses in 2000 and 2001, the coverage ratio on a consolidated basis was less than 1.0x in both of these three years. In order to achieve a coverage ratio of 1.0x, we would have had to generate additional consolidated earnings of Php37,925 million, and Php26,700 million for the years ended December 31, 2000 and 2001, respectively, to achieve a coverage ratio of 1.0x.

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

Risk Factors

Risks Relating to Us

Our substantial indebtedness could impair our ability to fulfill our financial obligations, service our other debt and carry out new financings

We have substantial indebtedness. As of December 31, 2002, we had consolidated total indebtedness of approximately Php191,710 million (US$3,600 million), including short-term debt of approximately Php760 million (US$14 million) and a consolidated ratio of debt to equity (total debt on a consolidated basis divided by stockholders' equity) of 12.68x. Our consolidated ratio of earnings to fixed charges was less than the minimum required ratio of 1.0x for the year ended December 31, 2002. For an explanation of how we calculate our consolidated ratio of earnings to fixed charges, see footnote 6 to our consolidated financial data table under “Selected Financial Data” and Exhibit 7 in “Item 19.” Our existing debt contains covenants, which, among other things, require PLDT to maintain certain financial ratios calculated in accordance with Philippine GAAP on a consolidated and non-consolidated basis, limit our ability to incur indebtedness, make investments, incur expenditures and pay dividends. Financial statements prepared in conformity with Philippine GAAP differ in some material respects from financial statements prepared in conformity with U.S. GAAP. For a description of some of these covenants, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants.”

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

Our common shares are listed on the Philippine Stock Exchange and our American Depositary Shares are listed on the New York Stock Exchange and the Pacific Exchange. We had a market capitalization of approximately Php95,647 million (US$1,787 million) as of June 30, 2003, representing one of the largest market capitalizations among Philippine-listed companies. For the year ended December 31, 2002, we had consolidated revenues, net loss and EBITDA of Php95,540 million (US$1,794 million), Php4,477 million (US$84 million) and Php29,443 million (US$553 million), respectively. See footnote 5 to the selected financial data table in “Item 3. Key Information — Selected Financial Data” for a quantitative reconciliation of EBITDA on a consolidated basis to income (loss) before minority interest in net income (losses) of consolidated subsidiaries.

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

The following table summarizes key measures of PLDT's local exchange service segment as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002

Number of PLDT local exchange lines in service	1,915,985	2,075,109	2,092,539
Growth rate	9%	8%	1%
Number of PLDT employees	13,285	12,915	12,131
Number of local exchange lines in service per employee	144	161	172
Consolidated local exchange revenues (in millions)	Php18,739	Php21,470	Php23,390
Growth rate		15%	9%
Local exchange revenues as a percentage of total operating revenues	30%	27%	24%

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

The following table shows certain information about our international long distance business as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002

Total PLDT call volumes (million minutes)(1)	2,378	2,814	2,576
Growth rate	103%	18%	(8%)
Inbound call volumes (million minutes)	2,237	2,648	2,409
Growth rate	115%	18%	(9%)
Outbound call volumes (million minutes)	141	165	167
Growth rate	5%	17%	1%
Inbound-outbound call ratio	15.8:1	16.0:1	14.4:1
Consolidated international long distance revenues (in millions)	Php13,226	Php11,544	Php10,957
Growth rate		(13%)	(5%)
International long distance revenues as a percentage of total operating revenues	21%	15%	11%

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

The following table shows our national long distance call volumes and revenues as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002

Total PLDT call volumes (million minutes)	3,255	2,756	2,145
Growth rate	15%	(15%)	(22%)
Consolidated national long distance revenues (in millions)	Php10,453	Php8,367	Php8,191
Growth rate		(20%)	(2%)
National long distance revenue as a percentage of total operating revenues	17%	10%	9%

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

The following table summarizes key measures of our cellular business as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002
Cellular subscriber base	3,515,293	6,368,850	8,599,306
Smart	2,858,479	4,893,844	6,825,686
GSM	2,331,005	4,641,666	6,825,686
Prepaid	2,263,322	4,569,616	6,649,038
Postpaid	67,683	72,050	176,648
Analog/ETACS (1)	527,474	252,178	—
Prepaid(2)	282,529	87,429	—
Postpaid	244,945	164,749	—
Piltel	656,814	1,475,006	1,773,620
GSM—Prepaid(3)	368,578	1,329,326	1,773,620
Analog/CDMA(1)	288,236	145,680	—
Prepaid	200,042	76,473	—
Postpaid	88,194	69,207	—
Growth rate of cellular subscribers	137%	81%	35%
Smart	179%	71%	39%
GSM	1,119%	99%	47%
Analog/ETACS	(37%)	(52%)	(100%)
Piltel	44%	125%	20%
GSM—Prepaid(3)	100%	261%	33%
Analog/CDMA	(37%)	49%	(100%)
Cellular revenues (in millions)	Php15,576	Php31,627	Php45,375
Service (4)	11,840	20,157	30,599
Handset sales(5)	3,736	11,470	14,776
Percentage of cellular revenues to total operating revenues	25%	40%	47%

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

(5)       Includes revenue from handset sales.

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

Cellular revenues are derived mainly from various voice and data services and sales of handsets. Usage revenues comprise all voice and SMS and text-related services, while revenues from handset sales are associated with new subscriber activations.

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

Years Ended December 31,
	2000	%(1)	2001	%(1)	2002	%(1)
	(in millions)
Operating Revenues
Fixed line	Php45,352	73	Php46,270	58	Php48,541	51
Wireless	16,358	26	32,389	41	46,058	48
Information and communications technology	239	1	469	1	941	1
	61,949	100	79,128	100	95,540	100
Operating Expenses
Fixed line	30,273	67	31,965	69	36,015	74
Wireless	19,919	122	49,981	154	43,180	94
Information and communications technology	312	130	1,118	238	1,452	154
	50,504	319	83,070	461	80,647	322
Net Operating Income (Loss)
Fixed line	15,079	33	14,305	31	12,526	26
Wireless	(3,562)	(22)	(17,598)	(54)	2,878	6
Information and communications technology	(72)	(30)	(648)	(138)	(511)	(54)
	Php11,445	19	Php(3,942)	(161)	Php14,893	22

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

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2001 and 2002 by service segment:

	Years Ended December 31,
	2001	%	2002	%
	(pesos in millions)

Wireless services:
Cellular services	Php20,157	62	Php30,599	66
Cellular handset sales	11,470	36	14,776	32
Satellite, VSAT and others	762	2	683	1
Total	Php32,389	100	Php46,058	100

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

  revenues associated with the sale of handsets; and

  other charges, including those for reconnection and migration.

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

The following table provides a breakdown of our cellular revenues as of and for the years ended December 31, 2001 and 2002:

	Years Ended December 31,
	2001	2002

Cellular revenues (in millions)	Php31,627	Php45,375
Cellular services(1)	20,157	30,599
Cellular handset sales(2)	11,470	14,776

_____________

(1)     Refers to GSM and analog voice and data revenues

(2)     Includes revenues from h andset sales

Usage revenues from voice and data services, which include all voice traffic and value-added services such as voice mail and international roaming as well as text messaging-related services, increased by Php10,442 million, or 52%, to Php30,599 million in 2002 from Php20,157 million in 2001 due mainly to an increase of our cellular subscriber base, partially offset by a decrease in our revenue per user.

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

Handset Revenues

Our cellular revenues include revenues from the sale of handsets amounting to Php14,776 million, an increase of 29% over the Php11,470 million recorded in 2001. The increase was attributable to higher gross activations in our GSM subscribers.

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

Consolidated Operating Expenses

Our consolidated operating expenses in 2002 decreased by Php8,136 million, or 3%, to Php80,647 million from Php83,070 million in 2001. The decrease was due primarily to lower amortization expenses of goodwill and a lower amount of impairment charges recognized in 2002. As a percentage of our consolidated operating revenues, consolidated operating expenses decreased to 51% in 2002 from 58% in 2001 as a result of an increase in wireless revenues.

The following table shows the break-down of our total consolidated operating expenses for the years ended December 31, 2001 and 2002 by business segment:

	Years Ended December 31,
	2001	2002
	(pesos in millions)

Fixed line services	Php31,965	Php36,015
Wireless services	49,987	43,180
Information and communications technology services	1,117	1,452
Total	Php83,070	Php80,647

Fixed Line

Consolidated operating expenses related to our fixed line business in 2002 totaled Php36,015 million, an increase of Php4,050 million, or 13%, compared to Php31,965 million in 2001.

The following table shows the break-down of our total consolidated fixed line-related operating expenses for the years ended December 31, 2001 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
	2001	2002
	(in millions)
Fixed line services:
Depreciation and amortization	Php8,820	Php13,902
Compensation and benefits	7,444	7,723
Provision for doubtful accounts	2,827	3,629
Maintenance	3,252	3,243
Selling and promotions	1,050	2,700
Professional and other service fees	1,008	1,018
Rent	832	970
Taxes and licenses	408	507
Other operating costs	1,676	1,699
Total	Php31,965	Php36,015

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

Rental expense increased by Php37 million, or 4%, to Php970 million mainly due to higher rental charges incurred by PLDT for its international leased circuit requirements.

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

Wireless

Consolidated operating expenses associated with our wireless business in 2002 totaled Php43,180 million, a decrease of Php6,808 million, or 14%, from Php49,987 million in 2001.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2001 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
	2001	2002
	(in millions)
Wireless services
Cost of cellular handsets sold	Php13,232	Php15,981
Depreciation and amortization	7,516	3,494
Selling and promotions	2,416	2,906
Compensation and benefits	1,744	2,710
Rent	1,570	1,971
Maintenance	1,369	1,436
Professional and other service fees	1,242	1,196
Provision for doubtful accounts	310	535
Taxes and licenses	511	588
Asset impairment charge	19,470	10,865
Other operating costs	608	1,498
Total	Php49,987	Php43,180

Cost of cellular handsets sold increased by Php2,749 million, or 21%, to Php15,981 million mainly due to an increase in GSM cellular subscribers both for Smart and Piltel.

Depreciation and amortization charges decreased by Php4,022 million, or 54%, to Php3,494 million mainly due to an asset impairment charge in 2001 for Smart’s analog/ETACS and Piltel’s analog/CDMA assets which reduced the depreciable value of Smart’s and Piltel’s assets. Having complied with the requirements set out by the NTC, Smart closed down the operation of its analog/ETACS network in December 2002.

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

Rental expense increased by Php401 million, or 26%, to Php1,971 million on account of higher site rentals incurred by Smart for its growing number of cell sites and base stations in line with its network expansion; increased operational requirements for satellite, microwave link and circuit facilities; and higher office space rentals due to increased wireless business centers. As of December 31, 2002, Smart had 2,110 GSM cell sites and 2,777 base stations, compared with 1,570 GSM cell sites and 2,091 base stations as of December 31, 2001.

Maintenance expense increased by Php67 million, or 5%, to Php1,436 million due to higher maintenance costs incurred by Smart relating to additional network equipment for its growing number of cell sites.

Professional and other service fees decreased by Php46 million, or 4%, to Php1,196 million mainly as a result of lower technical service fees incurred by Smart.

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

Asset impairment charges decreased by Php8,604 million, or 44%, to Php10,865 million in 2002 on account of impairment charges relating to Piltel’s E.O. 109 limited mobility wireless local loop assets. Impairements relating to Smart’s analog/ETACS and Piltel’s analog/CDMA assets were fully recognized in 2001. Smart’s customer list on its analog/ETACS service had been fully written off as at December 31, 2001 and as such, no similar write off was taken in 2002.

Other operating costs increased by Php890 million, or 146%, to Php1,498 million primarily due to increases in Smart’s various other operating expenses, such as insurance, facility usage fees, travel and transportation, and communications expenses.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business in 2002 totaled Php1,452 million, an increase of Php335 million, or 30%, from Php1,117 million in 2001. The increase was due principally to the full commercial operations of ePLDT and its newly formed subsidiaries. The three largest expense items related to our information and communications technology business in 2002 were maintenance, compensation and benefits, and depreciation and amortization, representing 39%, 36% and 28%, respectively, of our total operating expenses related to this business.

Net Operating Income

Our consolidated net operating income in 2002 was Php14,971 million, compared to a net operating loss of Php9,576 million in 2001. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved to positive 15% in 2002 from negative 12% in 2001.

The following table shows the break-down of our consolidated net operating income for the years ended December 31, 2001 and 2002 by business segment:

	Years Ended December 31,
	2001	2002
	(pesos in millions)

Fixed line services	Php14,305	Php12,526
Wireless services	(17,598)	2,878
Information and communications technology services	(647)	(511)
Total	Php(3,942)	Php14,893

Fixed Line

In 2002, our fixed line business segment contributed an operating income of Php12,526 million, which was lower by Php1,779 million, or 12%, than Php14,305 million in 2001. This lower operating income contribution was due largely to higher depreciation and amortization charges.

Wireless

Our wireless business segment registered an operating income of Php2,878 million in 2002, compared to an operating loss of Php17,598 million in 2001. This marked improvement was due to a substantial increase in our cellular operating revenues and a decline in asset impairment provisions.

Information and Communications Technology

In 2002, our information and communications technology business segment posted an operating loss of Php511 million, an increase of Php136 million, or 21%, compared to an operating loss of Php647 million incurred in 2001. These operating losses reflect the start-up nature of ePLDT’s businesses and those of ePLDT’s subsidiaries.

Other Expenses – Net

The following table shows our consolidated other expenses – net for the years ended December 31, 2001 and 2002:

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

Loss Before Income Tax and Minority Interest

Our loss before income tax and minority interest in net losses of consolidated subsidiaries in 2002 was Php1,799 million, a decrease of Php25,538 million, or 93%, from a loss of Php27,327 million in 2001.

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

Net Loss

As a result of the foregoing factors our consolidated net loss in 2002 stood at Php4,559 million, an improvement of Php22,925 million, or 83%, over our consolidated net loss of Php27,484 million in 2001. This improvement was largely due to increased net income contribution of our cellular business for 2002.

Basic and diluted loss per share of common stock amounted to Php72.44 and Php67.22, respectively, in 2002, compared to basic and diluted loss per share of Php175.08 in 2001, after giving retroactive effect to stock dividend declarations.

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

Wireless

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2000 and 2001 by service segment:

	Years Ended December 31,
	2000	%	2001	%
	(in millions)
Wireless services:
Cellular services	Php11,840	72	Php20,157	62
Cellular handset sales	3,736	23	11,470	36
Satellite, VSAT and others	782	5	762	2
Total	Php16,358	100	Php32,389	100

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

The following table provides a breakdown of our cellular revenues as of and for the years ended December 31, 2000 and 2001:

	Years Ended December 31,
	2000	2001

Cellular revenues (in millions)	Php15,576	Php31,627
Celllular services(1)	11,840	20,157
Cellular handset sales(2)	3,736	11,470

_____________

(1)       Refers to GSM and analog voice and data revenues

(2)     Includes revenues from handset sales

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

Handset Revenues

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

The following table shows the break-down of our total consolidated operating expenses for the years ended December 31, 2000 and 2001 by business segment:

	Years Ended December 31,
	2000	2001
	(pesos in millions)

Fixed line services	Php30,273	Php31,965
Wireless services	19,919	49,987
Information and communications technology services	312	1,118
Total	Php50,504	Php83,070

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

The following table shows the break-down of the total consolidated fixed line-related operating expenses for the years ended December 31, 2000 and 2001 and the percentage of each expense item to the total:

	Years Ended December 31,
	2000	2001
	(in millions)
Fixed line services:
Depreciation and amortization	Php7,508	Php8,820
Compensation and benefits	7,683	7,444
Maintenance	3,133	3,252
Provision for doubtful accounts	2,255	2,827
Selling and promotions	1,652	1,050
Professional and other service fees	1,112	1,008
Rent	807	832
Taxes and licenses	540	408
Other operating costs	2,117	1,676
Total	Php30,273	Php31,965

Depreciation and amortization charges increased by Php1,312 million, or 17%, to Php8,820 million due to an expanding depreciable asset base mainly as a result of completed projects.

Compensation and benefits decreased by Php238 million, or 3%, to Php7,444 million. The decrease reflects the impact of PLDT’s manpower reduction program and lower overtime cost, partly offset by salary increases granted to PLDT's non-supervisory employees pursuant to a new three-year collective bargaining agreement signed in March 2001.

Maintenance expenses increased by Php140 million, or 4%, to Php3,252 million primarily due to the effect of the peso depreciation on dollar-denominated maintenance costs, relating principally to the maintenance of our domestic fiber optic network.

Provision for doubtful accounts increased by Php572 million, or 25%, to Php2,827 million on account of higher provision for anticipated uncollectible accounts from various second-tier international telecommunications carriers. To address the receivable problem with these second-tier carriers, PLDT adopted a prepayment policy as a prerequisite for PLDT's acceptance of their incoming international traffic. Our provision for doubtful accounts in 2001 is equivalent to approximately 6% of our operating revenues, compared to approximately 5% in 2000.

Selling and promotion expenses decreased by Php602 million, or 36%, to Php1,050 million mainly due to a significant drop in PLDT's advertising and public relations expenses during the second half of 2001.

Professional and other service fees declined by Php104 million, or 9%, to Php1,008 million as a result of the reduction of PLDT's consultancy and payment facility expenses. The decrease in PLDT's consultancy and payment facility expenses was a result of the streamlining of our outsourced services in line with our cost reduction initiatives.

Rental expense slightly increased by Php25 million, or 3%, to Php832 million due mainly to the effect of the peso depreciation on dollar-denominated rental of international satellite circuits.

Taxes and licenses decreased by Php132 million, or 24%, to Php408 million mainly on account of lower radio licenses and permit fees paid in 2001 than in 2000 and lower property taxes resulting from disposal of some of PLDT's idle real properties.

Other operating costs decreased by Php441 million, or 21%, to Php1,676 million primarily due to PLDT’s implementation of cost-containment initiatives.

Wireless

Consolidated operating expenses associated with our wireless business in 2001 totaled Php49,987 million, an increase of Php30,068 million, or 151%, from Php19,919 million in 2000. A significant portion of this increase was due to higher cost of cellular handsets sold, selling and promotion expenses, depreciation and amortization charges and the asset impairment charge for Smart’s analog/ETACS and Piltel’s analog/CDMA assets in 2001 and the write-off of the customer list relating to Smart’s analog/ETACS service in 2001.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2000 and 2001 and the percentage of each expense item to the total:

	Years Ended December 31,
	2000	2001
	(in millions)
Wireless services:
Cost of cellular handsets sold	Php7,042	Php13,232
Depreciation and amortization	5,507	7,516
Selling and promotions	1,750	2,416
Compensation and benefits	1,366	1,744
Maintenance	917	1,369
Rent	797	1,570
Professional and other service fees	366	1,242
Taxes and licenses	204	511
Provision for doubtful accounts	637	310
Asset impairment charge	––	19,470
Other operating costs	1,333	608
Total	Php19,919	Php49,987

Cost of cellular handsets sold increased by Php6,190 million, or 88%, to Php13,232 million resulting from changes in the prices and production life of popular handset models coupled by the increase in Smart’s and Piltel’s subscriber base.

Depreciation and amortization charges increased by Php2,008 million, or 36%, to Php7,516 million due to an expanding depreciable asset base mainly as a result of continued significant expansion and upgrading of Smart's GSM network.

Selling and promotion expenses increased by Php666 million, or 38%, to Php2,416 million, on account of higher dealer discounts and increased advertising expenses attributable to subscriber acquisition campaigns.

Compensation and benefits rose by Php378 million, or 28%, to Php1,744 million primarily due to an increase in Smart's employee headcount from 3,453 as of December 31, 2000 to 5,035 as of December 31, 2001 to meet the staffing requirements of a rapidly expanding cellular network and subscriber base.

Maintenance expense increased by Php452 million, or 49%, to Php1,369 million as a result of increased maintenance costs for Smart's additional cellular network equipment.

Rental expense increased by Php772 million, or 97%, to Php1,570 million on account of higher site rentals incurred by Smart for its increasing number of base stations and mobile switching centers.

Professional and other service fees increased by Php876 million, or 240%, to Php1,242 million due to higher professional fees paid to technical consultants for the operation and maintenance of Smart's GSM network.

Taxes and licenses increased by Php307 million, or 151%, to Php511 million as a result of increased NTC supervision fees and radio permit fees.

Provision for doubtful accounts decreased by Php327 million, or 51%, to Php310 million reflecting lower provisioning for anticipated uncollectible accounts due to the declining postpaid analog subscriber base.

An asset impairment charge of Php16,720 million was recognized in 2001 on account of charges amounting to Php3,782 million and Php12,938 million recognized by Smart and Piltel for their analog/ETACS and analog/CDMA assets, respectively. The following impairment indicators led to the recognition of impairments charges by Smart and Piltel for their analog assets: decline in subscriber numbers for analog cellular services, migration of customers from analog services to GSM services and generally declining usage.

In addition, we wrote off customer list pertaining to Smart’s analog/ETACS service amounting to Php2,077 million in 2001 in line with the recognition of an asset impairment charge in respect of Smart’s analog/ETACS assets.

Other operating costs decreased by Php725 million, or 54%, to Php608 million attributable to Smart’s provisioning for handset inventory obsolescence and increases in various operating expenses, such as printing and office supplies.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business amounted to Php1,118 million in 2001, an increase of Php806 million, or 261%, from Php312 million in 2000, reflecting increased costs brought about by ePLDT's commercial operations that started on February 5, 2001 and the start-up nature of ePLDT's businesses and subsidiaries.

Net Operating Income

Our consolidated net operating loss in 2001 amounted to Php3,942 million, compared to an operating income of Php11,445 million in 2000, mainly resulting from asset impairment charges for Smart’s and Piltel’s analog/ETACS and analog/CDMA assets, respectively.

The following table shows the break-down of our consolidated net operating income for the years ended December 31, 2000 and 2001 by business segment:

	Years Ended December 31,
	2000	2001
	(pesos in millions)

Fixed line services	Php15,079	Php14,305
Wireless services	(3,562)	(17,598)
Information and communications technology services	(72)	(649)
Total	Php11,445	Php(3,942)

Fixed Line

In 2001, our fixed line business segment contributed an operating income of Php14,305 million, a decrease of Php774 million, or 5%, from Php15,079 million in 2000. Although the declines in our national and international long distance revenues were more than offset by the increases in revenues from our local exchange service and data and other network services, the overall increase in our consolidated fixed line operating revenues was insufficient to cover the increase in consolidated fixed line-related operating expenses, particularly depreciation and amortization charges.

Wireless

Our wireless business segment registered an operating loss of Php17,598 million in 2001, as against an operating loss of Php3,562 million in 2000. The increase in net operating loss was attributable to asset impairment charges recognized both by Smart and Piltel in 2001.

Information and Communications Technology

In 2001, our information and communications technology business segment posted an operating loss of Php649 million from an operating loss of Php72 million incurred in 2000. This significant increase in operating losses was attributable to ePLDT, which started commercial operations only on February 5, 2001, as mentioned earlier.

Other Expenses — Net

The following table shows our consolidated other expenses – net for the years ended December 31, 2000 and 2001:

	Years Ended December 31,
	2000	2001
	(in millions)

Interest expense and related items	Php16,812	Php17,043
Capitalized interest	(2,603)	(2,404)
Subtotal	Php14,209	Php14,639
Interest and other income	(2,885)	(1,458)
Other expenses (income)	33,075	10,654
Total	Php44,399	Php23,835

On a consolidated basis, our other expenses, net of other income, decreased by Php20,564 million, or 46%, to Php23,835 million in 2001 from Php44,399 million in 2000 due to the combined effects of:

  an increase in interest expense and related items, net of capitalized interest, of Php430 million mainly due to an increase in PLDT’s interest expenses of Php1,084 million in respect of its foreign-currency denominated liabilities as a result of the peso depreciation, partially offset by the decreases in interest expenses of Smart and Mabuhay Satellite amounting to Php370 million and Php63 million, respectively;

  a decrease in interest and other income of Php1,427 million due a one-time gain of Php924 million realized by PLDT from the termination of a foreign currency swap agreement in 2000; and

  a decrease in other expense-net largely due to foreign exchange losses in 2000 attributable to our dollar-denominated liabilities. At December 31, 2000, the exchange rate was Php49.986 = US$1.00, equivalent to a 24% depreciation of the peso relative to the rate at the end of 1999.

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

In 2001, our loss before income tax and minority interest in net losses of consolidated subsidiaries was Php27,327 million, from a net loss of Php32,954 million in 2000.

Net Loss

As a result of the foregoing our consolidated net loss in 2001 stood at Php27,484 million, as against a net loss of Php23,087 million in 2000. The substantial net loss posted in 2001 was largely due to impairment charge aggregating Php19,483 million mostly in respect of Smart’s analog/ETACS assets and Piltel’s analog/CDMA assets. In 2000, the substantial net loss was attributable to foreign exchange losses of Php32,173 million due to a 24% peso depreciation during 2000.

Accordingly, loss per common share, both basic and diluted, increased to Php175.08 in 2001 from Php151.34 in 2000. Since the amount of dividends on preferred shares over the equivalent number of common shares were greater than the basic loss per share, the amounts for basic and diluted lossess per share are the same.

Liquidity and Capital Resources

The following table shows our consolidated cash flows, capitalization and other selected financial data as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002
	(in million pesos)
Cash Flows
Net cash provided by operating activities	24,033	21,641	36,849
Net cash used in investing activities	(29,015)	(32,777)	(15,140)
Capital expenditures	27,109	30,554	14,699
Net cash provided by (used in) financing activities	6,035	5,714	(14,975)

	December 31,
		2001	2002
	(in million pesos )
Capitalization
Cash and cash equivalents		4,276	10,974
Short-term debt
Current portion of long-term debt		19,286	19,176
Notes payable		6,462	760
Long-term debt – net of current portion		170,813	171,774
Total debt		196,561	191,710
Stockholders' equity		21,574	15,122
Total capitalization		218,135	206,832

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

As of December 31, 2002, consolidated cash and cash equivalents amounted to Php10,974 million. Principal sources of consolidated cash in 2002 were cash flows from operations amounting to Php36,849 million, drawings from existing long-term credit facilities totaling Php32,586 million, and net equity funds raised through PLDT's subscriber investment plan amounting to Php464 million. These funds were used principally for capital outlays of Php14,699 million, including capitalized interest of Php1,344 million and debt payments of Php47,762 million.

Principal sources of consolidated cash in 2001 and 2000 were cash flows from operations amounting to Php21,641 million and Php24,033 million, respectively; drawings from long-term and short-term credit facilities totaling Php15,123 million and Php1,581 million, respectively, in 2001, and Php22,025 million from long-term facilities in 2000; and equity funds raised through the issuance of capital stock amounting to Php232 million in 2001 and Php14,194 million in 2000. These funds were used principally for capital outlays of Php30,554 million (including capitalized interest of Php2,404 million) and payments of long-term debt amounting to Php15,829 million in 2001; and capital outlays of Php27,109 million, (including capitalized interest of Php2,603 million) and payments of long-term debt and short-term amounting to Php30,136 million in 2000.

Operating Activities

On a consolidated basis, net cash flows from operating activities in 2002 amounted to Php36,849 million, an increase of Php15,208 million, or 70%, from Php21,641 million in 2001, mainly reflecting strong earnings growth. In 2001, consolidated operating cash flows amounted to Php21,641 million, a decrease of Php2,392 million, or 8% from Php24,033 million in 2000, on account of outstanding liabilities in 2000 settled in 2001.

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

Investing Activities

On a consolidated basis, net cash used in investing activities in 2002 was Php15,140 million, a decrease of Php17,637 million, or 54%, from Php32,777 million in 2001 mainly as a result of Smart's lower capital spending.

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

On a consolidated basis, net cash used in investing activities increased in 2001 and 2000 due to Smart’s higher capital spending. On a consolidated basis, net cash used in investing activities increased by Php3,763million, or 13%, to Php32,777 million in 2001 from Php29,014 million in 2000.

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

Approximately Php70,352 million principal amount of our consolidated outstanding long-term debt as of December 31, 2002 is scheduled to mature over the period 2003 to 2005. Of this amount, approximately Php48,100 million is attributable to PLDT, Php18,349 million to Smart, and the remainder to Mabuhay Satellite, MaraTel, ePLDT and Piltel.

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

Financing Requirements

We believe that our available cash, including cash flow from operations and drawings from existing and anticipated credit facilities, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months. Further, as described above, we have completed a number of initiatives under our liability management program to meet our debt service requirements in the short and medium term.

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

Over the past several years, PLDT has been implementing a manpower reduction program, or MRP, in line with its continuing effort to reduce the cost base of the fixed line business. In 2002 and in the first quarter of 2003, 845 and 306 employees have availed of the program, respectively. The MRP cost charged to operations amounted to Php324 million for the year ended December 31, 2002 and Php227 million for the three months ended March 31, 2003. We currently anticipate incurring approximately Php1,000 million in additional costs in 2003 relating to the implementation of this program.

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

EXHIBIT 6

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Computation of Net Operating Income and Earnings Per Share

For the years 2000 through 2002

	2000	2001	2002	2002(1)
	(in millions, except net operating income (loss) per common share)
1. Net operating income per share
Basic
Net operating income (loss)	11,445	(3,942)	14,893	280
Deduct: Dividends on preferred stock	1,249	1,503	1,645	31
Amortization of difference between fair market value and put option price of Preferred Stock subject to mandatory conversion	–	542	1,000	19
Net operating income (loss) applicable to common stock	10,196	(5,987)	12,248	230
Diluted
Net operating income (loss)	11,445	(3,942)	14,893	280
Deduct: Dividends on preferred stock	1,249	1,503	1,645	31
Amortization of difference between fair market value and put option price of Preferred Stock subject to mandatory conversion	–	542	1,000	19
Net operating income (loss) applicable to common stock	10,196	(5,987)	12,248	230
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	121,174	168,498	168,895	3,171
Effect of common shares issuance during the year	36,503	162	200	420
	157,677	168,660	169,095	3,175
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	121,174	168,498	168,895	3,171
Effect of common shares issuance during the year	36,503	162	22,360	420
	157,677	168,660	191,255	3,591

Net operating income (loss) per share
Basic	Php64.66	Php(35.50)	Php72.44	US$1.37
Diluted	64.66	(35.50)	67.22	1.26
	(in millions, except earnings (loss) per common share)
2. Earnings (loss) per share(2)
Basic
Net income (loss)	(23,087)	(27,484)	(4,559)	(86)
Deduct: Dividends on preferred stock	1,249	1,503	1,645	31
Amortization of difference between fair market value and option price of Preferred Stock Subject to Mandatory Conversion	–	542	1,000	19
Net income (loss) applicable to common stock	(24,336)	(29,529)	(7,204)	(135)
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	121,174	168,498	168,895	3,171
Effect of common shares issuance during the year	36,503	162	200	420
	157,677	168,660	169,095	3,175
Earnings per share(2)
Basic	Php(154.34)	Php(175.08)	Php(42.60)	US$(0.80)
Diluted	(154.34)	(175.08)	(42.60)	(0.80)

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

EXHIBIT 7

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Calculation of Ratio of Earnings to Fixed Charges

For the years 2000 through 2002

	2000	2001	2002	2002(1)
	(in millions, except ratio of earnings (loss) to fixed charges)
Earnings (a)	Php(17,204)	Php(10,505)	Php15,773	US$296
Fixed charges – (b)
Fixed charges without capitalized interest	Php15,750	Php15,588	Php15,800	US$296
Capitalized interest, net of amortization	1,698	1,368	2	–
	Php17,448	Php16,956	Php15,802	Php296
Ratio (a/b) (2)	–	–	1.0	1.0

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

A member practice of Ernst & Young Global

Makati City, Philippines

July 14, 2003

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

(in million pesos)

2002		2001
ASSETS
Current Assets
Cash and cash equivalents (Notes 5 and 25)	10,974	4,276
Accounts receivable – net (Notes 6, 18 and 25)	17,312	26,119
Inventories and supplies – net (Note 7)	4,501	5,331
Deferred income tax (Note 21)	4,297	2,025
Other current assets – net	2,358	2,469
Total Current Assets	39,442	40,220
Noncurrent Assets
Property, plant and equipment – net (Notes 7, 8, 14 and 23)	199,367	210,916
Investments – net (Notes 4, 9, 10, 17 and 20)	2,142	2,218
Goodwill and other intangible assets – net (Notes 11, 19 and 26)	12,490	13,031
Deferred income tax (Note 21)	9,771	13,508
Other noncurrent assets – net (Notes 12 and 22)	3,664	3,408
Total Noncurrent Assets	227,434	243,081
266,876		283,301
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable (Notes 18 and 25)	9,866	13,979
Current portion of long-term debt (Notes 8, 14, 18, 23 and 25)	19,176	19,286
Accrued and other current liabilities (Notes 3, 12, 13, 19 and 25)	15,102	13,114
Notes payable (Note 23)	760	6,462
Income tax payable (Note 21)	982	355
Dividends payable (Note 17)	429	328
Total Current Liabilities	46,315	53,524
Noncurrent Liabilities
Long-term debt – net of current portion (Notes 8, 14, 18, 23 and 25)	171,774	170,813
Deferred credits and other noncurrent liabilities (Notes 14, 15, 17 and 25)	21,037	25,520
Total Noncurrent Liabilities	192,811	196,333
Minority Interest in Consolidated Subsidiaries	2,454	2,472
Preferred Stock Subject to Mandatory Redemption (Note 16)	10,174	9,399
Stockholders’ Equity (Notes 2 and 17)
Preferred stock	4,480	4,126
Common stock	847	845
Capital in excess of par value	65,872	65,510
Retained earnings	(58,909)	(51,655)
Accumulated other comprehensive income - cumulative translation adjustments (Note 4)	2,832	2,747
Total Stockholders’ Equity	15,122	21,573
	266,876	283,301

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in million pesos, except per share amounts)

	2002	2001	2000

OPERATING REVENUES (Notes 16)
Fixed line
Local exchange	23,390	21,470	18,739
International long distance	10,957	11,544	13,226
National long distance	8,191	8,367	10,453
Data and other network	5,480	4,776	2,925
Miscellaneous	523	113	9
	48,541	46,270	45,352
Wireless
Cellular services	30,599	20,157	11,840
Cellular handset sales	14,776	11,470	3,736
Satellite, VSAT and others	683	762	782
	46,058	32,389	16,358
Information and communications technology services	941	469	239
	95,540	79,128	61,949
OPERATING EXPENSES
Depreciation (Note 7)	17,663	16,454	13,049
Compensation and benefits (Note 17)	10,768	9,353	9,097
Cost of cellular handsets sold	15,981	13,232	7,042
Selling and promotions	5,640	3,504	3,438
Maintenance (Note 16)	5,043	4,632	4,035
Amortization of intangibles	541	4,649	3,486
Provision for doubtful accounts (Note 5)	4,209	3,168	2,904
Rent (Note 16)	3,108	2,586	1,612
Professional and other service fees (Note 16)	2,311	2,381	1,478
Taxes and licenses (Note 22)	1,101	940	744
Asset impairment charges (Note 7)	10,947	19,470	–
Other operating costs (Note 16)	3,335	2,701	3,619
	80,647	83,070	50,504
NET OPERATING INCOME (LOSS)	14,893	(3,942)	11,445
OTHER EXPENSES – Net (Notes 5, 7, 8, 13, 15, 16, 20 and 23)	16,682	23,385	44,399
LOSS BEFORE INCOME TAX, CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE AND MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	(1,789)	(27,327)	(32,954)
PROVISION FOR INCOME TAX (Note 21)	3,125	(636)	(8,240)
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	(4,914)	(26,691)	(24,714)
CUMULATIVE EFFECT ON PRIOR YEARS (UP TO DECEMBER 31, 2000 OF ADOPTING SFAS 133 – NET OF TAX EFFECT (NOTE 21)	–	(54)	–
LOSS BEFORE MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	(4,914)	(26,745)	(24,714)
MINORITY INTEREST IN NET INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	(355)	739	(1,627)
NET LOSS	(4,559)	(27,484)	(23,087)
Earnings Per Common Share (Note 22)
Basic earnings per share before cumulative effect of change in accounting principle and minority interest in net income (losses) of consolidated subsidiaries (Note 21)	(44.70)	(170.38)	(164.66)
Cumulative effect of change in accounting principle	–	(0.32)	–
Minority interest in net income (losses) of consolidated subsidiaries	(2.10)	4.38	(10.32)
Basic earnings per common share	(42.60)	(175.08)	(154.34)

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in million pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Other Comprehensive Income – Cumulative Translation Adjustments	Total
Balance as of January 1, 2000	3,625	606	21,456	3,112	2,566	31,365
Net loss for the year	–	–	–	(23,087)	–	(23,087)
Cash dividends	–	–	–	(1,988)	–	(1,988)
Issuance of capital stock	296	237	43,735	–	–	44,268
Balance as of December 31, 2000	3,921	843	65,191	(21,963)	2,566	50,558
Balance as of January 1, 2001	3,921	843	65,191	(21,963)	2,566	50,558
Comprehensive loss
Net loss for the year	–	–	–	(27,484)	–	(27,484)
Other comprehensive income
Adjustments	–	–	–	–	181	181
Accretion of difference between fair market value and redemption value of Preferred Stock Subject to Mandatory Redemption	–	–	–	(542)	–	(542)
Comprehensive loss	–	–	–	(49,989)	–	–
Cash dividends	–	–	–	(1,666)	–	(1,666)
Issuance of capital stock	205	2	319	–	–	526
Balance as of December 31, 2001	4,126	845	65,510	(51,655)	2,747	21,573
Balance as of January 1, 2002	4,126	845	65,510	(51,655)	2,747	21,573
Net loss for the year	–	–	–	(4,559)	–	(4,559)
Adjustments	–	–	–	–	85	85
Accretion of difference between fair market value and redemption value of Preferred Stock Subject to Mandatory Redemption	–	–	–	(1,000)	–	(1,000)
Comprehensive loss	–	–	–	(5,559)	–	–
Cash dividends	–	–	–	(1,683)	–	(1,683)
Partial redemption of Series IV Preferred Stock (Note 15)	(72)	–	–	–	–	(72)
Issuance of capital stock	414	2	362	–	–	778
Balance as of December 31, 2002	4,468	847	65,872	(58,897)	2,832	15,122

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in million pesos)

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(4,559)	(27,484)	(23,087)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	18,204	21,103	16,535
Asset impairment charges	10,865	19,470	–
Foreign exchange revaluation losses	3,820	3,660	32,173
Provision for doubtful accounts	4,209	3,168	2,904
Provision for decline in value of investments	–	5,181	–
Provision for income tax – deferred	530	(1,826)	(10,148)
Minority interest in income (losses) of consolidated subsidiaries	(355)	739	(1,627)
Equity in net losses of investees	128	954	902
Others	1,822	(233)	1,455
Operating income before working capital	34,664	24,732	19,107
Decrease (increase) in:
Accounts receivable	1,233	643	(3,615)
Inventories and supplies	386	(1,079)	(938)
Other current assets	811	(101)	(175)
Increase (decrease) in:
Accounts payable	(3,628)	(2,027)	7,050
Accrued and other current liabilities	1,139	181	2,477
Income tax payable	2,244	(708)	127
Net cash provided by operating activities	36,849	21,641	24,033
CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(14,699)	(30,554)	(27,109)
Net (reductions in) additions to investments	1,430	460	(826)
Increase in other noncurrent assets	(1,871)	(2,683)	(2,507)
Cash acquired from acquisition of Smart	–	–	1,427
Cash used in investing activities	(15,140)	(32,777)	(29,015)

(Forward)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2001

(in million pesos)

	2002	2001	2000

CASH FLOWS FROM FINANCING ACTIVITIES
Additions to long-term debt	32,586	17,045	22,025
Reduction of long-term debt	(42,019)	(15,829)	(19,241)
Additions to (reduction of) notes payable	(5,743)	1,581	(10,895)
Cash dividends paid	(1,582)	(1,821)	(1,876)
Proceeds from issuance of capital stock	464	232	14,194
Increase in deferred credits and other noncurrent liabilities	1,391	4,506	1,828
Redemption of preferred stock	(72)	–	–
Net cash provided by (used in) financing activities	(14,975)	5,714	6,035
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(36)	24	757
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,698	(5,398)	1,812
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,276	9,675	7,862
CASH AND CASH EQUIVALENTS AT END OF YEAR	10,974	4,276	9,674

SUPPLEMENTAL CASH FLOW DISCLOSURES
Income tax paid	351	1,009	1,781
Interest paid Capitalized to property, plant and equipment	1,344	2,404	2,603
Charged to operations	13,956	16,071	14,640
Interest received	732	1,031	1,844

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

During 2002, there were no options issued.

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

	Years Ended December 31,
	2002	2001	2000
	(in million pesos, except per share amounts)

Net loss, as reported	(4,559)	(27,484)	(23,087)
Net loss, pro forma	(4,580)	(27,520)	(23,160)
Net loss per common share – basic and diluted, as reported	(42.60)	(175.08)	(154.34)
Net loss per common share – basic and diluted, pro forma	(42.72)	(175.29)	(154.80)

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

Gains or losses from extinguishment of debt that do not meet the criteria of APB No. 30 should be reclassified to income from continuing operations in all prior periods presented. We have early adopted the provisions related to the extinguishment of debt. There was no impact on prior periods. We are currently in the process of evaluating any effect the adoption of SFAS No. 145 will have on our consolidated financial position and results of operations.

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

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity's product warranty liabilities. We will apply the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 are effective for financial statements for the year ended December 31, 2002. We are currently in the process of evaluating the potential impact the adoption of FIN 45 will have on our consolidated financial position and results of operations.

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

In August 2001, the FASB issued FAS 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”. SFAS 143 addresses financial accounting and reporting for the retirement obligation of an asset. This statement states that companies should recognize the asset retirement cost, at their fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for the revised estimates of the discounted cash flows. The Statement will be effective for fiscal years beginning after June 15, 2002. We are currently in the process of evaluating the effect of adoption of FAS 143 will have on our consolidated balance sheet, results of operations and cash flows.

In April 2002, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirely, or as hybrid instruments with debt host contracts and embedded derivative features. Statement 149 amends Statement 133 as a result of decisions previously made as part of the Derivatives Implementation Group process, changes made in connection with other Board projects dealing with financial instruments, and deliberations in connection with issues raised in relation to application of the definition of a derivative. Statement 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. However, the provisions of Statement 149 that merely represent the codification of previous Derivatives Implementation Group decisions, are already effective and should continue to be applied in accordance with their prior respective effective dates. We are currently in the process of evaluating any effect the adoption of SFAS No. 149 will have on our consolidated results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. We are currently in the process of evaluating any effect the adoption of SFAS No. 150 will have on our consolidated results of operations, financial position and cash flows.

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

	2001	2000
	(in million pesos)
Net loss
As previously disclosed	(20,739)	(28,984)
Per consolidated financial statements prepared in accordance with U.S. GAAP	(27,484)	(23,087)
Stockholders’ equity at December 31
As previously disclosed	29,050	51,577
Per consolidated financial statements prepared in accordance with U.S. GAAP	21,573	50,577
Loss per common share, basic and diluted
As previously disclosed	(135.75)	(191.74)
Per consolidated financial statements prepared in accordance with U.S. GAAP	(175.08)	(154.34)

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

Smart Acquisition

U.S. GAAP information previously disclosed for 2001 and prior periods did not account for certain elements of our acquisition of Smart. The consolidated financial statements prepared in accordance with U.S. GAAP recognize unearned revenue related to prepaid cards and deferred tax liabilities at the acquisition date. In addition, we revised the purchase price of Smart to reflect the market price of the shares given up at the date the terms of the acquisition were agreed to and announced. In addition, in 2001 we revised our estimated useful life of the acquired customer list based on our analysis of customer churn rates.

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

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

On June 30, 1999, PLDT entered into a Master Receivables Purchase and Sale Agreement, or MRPSA, with a foreign financial institution, or the Purchaser, under which PLDT sold to the Purchaser eligible receivables from certain foreign carriers in several discrete sales. Under this agreement, PLDT services, administers and collects the receivables on behalf of the Purchaser, and transfers all its rights and risks of ownership to the Purchaser upon sale. This facility was terminated on June 27, 2002.

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

7.         Inventories and Supplies

This account consists of:

	2002	2001
	(in million pesos)
Spare parts and supplies	2,281	2,342
Terminal and cellular phone units – net of allowance for inventory obsolescence of Php520 million in 2002 and Php286 million in 2001	1,768	2,141
Others	452	848
	4,501	5,331

Spare parts and supplies issued to various projects are included as part of property under construction shown under “Property, Plant and Equipment”.

8.         Property, Plant and Equipment

This account consists of:

	2002	2001
	(in million pesos)
Cable and wire facilities	95,516	74,016
Central office equipment	67,517	70,654
Cellular facilities	37,444	23,992
Communications satellite	29,837	29,583
Vehicle, furniture, and other work equipment	19,926	18,236
Buildings	17,528	16,714
Information origination/termination equipment	5,654	5,254
Land and land improvements	2,984	2,891
	276,406	241,340
Less accumulated depreciation and amortization	(94,043)	(61,191)
	182,363	180,149
Property under construction	17,004	30,767
	199,367	210,916

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

As discussed further in Note 9, ACeS Philippines has experienced less than expected consumer demand for its services. Additionally, ACeS Philippines have significant airtime purchase commitments as discussed in Note 23. Accordingly, we recorded an impairment in the assets of ACeS Philippines, primarily the ground station and related facilities, of Php623 million during 2001. The remaining cost basis of these assets are nil at December 31, 2001 and 2002.

In December 2002, Piltel recognized impairment losses of Php11,596 in respect of its Executive Order, or EO 109 limited mobility wireless local loop prepaid assets valued at Php12,054 million. The impairment of EO 109 assets brought down the net book value of these assets to their recoverable value of Php458 million, which was estimated using the undiscounted future cash flows from the EO 109 postpaid service. Cash flows from the EO 109 prepaid or limited mobility service were no longer considered in computing the recoverable value of the EO 109 assets as Piltel terminated this service in February 2003. Revenues from the EO 109 prepaid or limited mobility service, which uses N-AMPS cellular technology, were unfavorably affected by the success of Piltel’s and other cellular operators’ prepaid GSM cellular service.

When impairment charges are recorded, a new cost basis for the assets is established.

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

Investment of ACeS Philippines in AIL

As of December 2001, AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL is partly due to the National Service Provider’s inability to generate the amount of revenues originally expected as the growth in subscriber numbers have been significantly lower than budgeted. These factors raise substantial doubt about AIL’s ability to continue as a going-concern. On this basis, we recorded an impairment provisions in respect of our investment in AIL and ground station equipment of ACeS Philippines in relation to the business of AIL in 2001.

Total impairment charges relating to AIL amounted to Php3,314 million due to other than temporary decline in the carrying value of our investment in AIL. Related other comprehensive income of Php1,801 million, will be recorded to operations upon disposal of investment.

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited

On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement with Space Systems/Loral Inc. or SS/L, to form Mabuhay Space Holdings Limited for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. (See Note 24 for the discussion of the arbitration)

Our investment in Mabuhay Satellite reflects the designation of its functional currency to be U.S. dollar as provided under FAS 52. Mabuhay Satellite’s revenues are all in U.S. dollars and the cost of Mabuhay satellite system, which accounts for around 90% of its assets, was paid for in U.S. dollars and was funded by U.S. dollar-denominated debt to the extent of 70% of the original cost. A re-measurement of our investment account in Mabuhay Satellite’s functional currency had to be made since in the previous years, we accounted for our investment on the basis of Mabuhay Satellite using the Philippine peso as its functional currency. The cumulative translation adjustment related to this amounted to Php1,031 million, Php946 million and Php870 million in 2002, 2001 and 2000.

The management of Mabuhay Satellite expects that control over the joint venture will be temporary. Accordingly, Mabuhay Satellite accounts for its investment in the joint venture under the cost method.

Investment of ePLDT in Stradcom International Holdings, Inc.

On May 8, 2001, ePLDT subscribed for 172.8 million shares of convertible preferred stock through subscription agreement entered into with Stradcom International Holdings, Inc., or Stradcom. Stradcom is a holding company, which owns 100% of Stradcom Corporation. These equity securities do not have a readily determinable fair value.

Stradcom has a 10-year Build, Own and Operate, or BOO, project with the Land Transportation Office for computerized issuance of drivers’ licenses and motor vehicle registration. It has an option to buy into two other companies that won the computerized projects with the Land Registration Authority for the land titling and with the Department of Foreign Affairs for passport issuances.

Investments in Debt Securities

The Philippine Home Cable Holdings, IncUnilink Communications Corporation.

PLDT’s total investments in convertible notes of Unilink amounted to Php2,052 million as of December 31, 2000. These notes are convertible into shares of common stock of Unilink or Home Cable at the option of the holder, if the law limiting the ownership of cable television systems to Philippine citizens or corporations, which are currently 100% owned by Philippine citizens, is changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, which is also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan to Home Cable. On December 6, 2001, Home Cable defaulted on the principal and interest payments in respect of certain of its obligations. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s shares in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. Home Cable is currently engaged in negotiations with the lenders to restructure its debt.

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

In the accompanying U.S. GAAP financial statements, PLDT’s deficit of Php56,077 million includes Piltel’s capital deficiency of Php28,787 million as of December 31, 2002 notwithstanding that under Piltel debt restructuring agreements, the amount of financial support that PLDT can still provide to Piltel was limited to US$50 million as of December 31, 2002.

Condensed balance sheets as of December 31, 2002 and 2001 statements of operations and cash flows as of and for the years ended December 31, 2002, 2001 and 2000 of Piltel included in the consolidated financial statements are as follows:

December 31,
2002	2001
(in million pesos)
Balance Sheets
Current assets	1,017	974
Non-current assets	4,949	19,306
5,966	20,280

Current liabilities	4,920	4,817
Long-term debt	21,673	20,250
Deferred credits and other liabilities	8,160	8,922
Stockholders’ equity	(28,787)	(13,709)
5,966	20,280

Years Ended December 31,
2002	2001	2000
Statements of Operations	(in million pesos)
Operating revenues	3,544	4,414	3,074
Operating expenses	(16,936)	(21,987)	(5,779)
Other expenses	(1,972)	(1,485)	(4,461)
Net loss	(15,364)	(19,058)	(7,166)

Statements of Cash Flows
Net cash provided by (used in) operations	79	(2,106)	(1,974)
Cash provided by (used in) investing activities	53	88	(275)
Cash provided by (used in) financing activities	(194)	2,039	2,317

11.     Goodwill and Other Intangible Assets

	2002	2001
	(in million pesos)
Goodwill	17,344	17,344
Customers’ list	5,900	5,900
	23,244	23,244
Less accumulated amortization	10,304	10,213
	12,490	13,031

For example, a company with a fiscal year ending December 31, that has no indication that it will recognize a material ARO liability upon adoption of Statement 143, could make the following disclosures in its financial statements for periods prior to adoption of Statement 143:

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt Statement 143 on January 1, 2003, and, based on current circumstances, does not believe that the impact of adoption of Statement 143 will have a material impact on the Company's financial position or results of operations.

If a company has not yet quantified the effect of adopting Statement 143, the following is an example of language that could be substituted for the last sentence above: "Due to the significant number of operating facilities that the company maintains throughout the world, and the extensive number of documents that must be reviewed and estimates that must be made to assess the effects of the Statement, the expected impact of adoption of Statement 143 on the Company's financial position or results of operations has not yet been determined."

12.     Other Noncurrent Assets

This account consists of:

	2002	2001
	(in million pesos)
Debt issuance expenses – net	2,494	1,785
Refundable deposits	475	364
Others – net	695	1,259
	3,664	3,408

13.     Accrued and Other Current Liabilities

This account consists of:

	2002	2001
	(in million pesos)
Accrued interest on various loans (Note 14)	2,790	3,124
Accrued taxes and other expenses	2,617	1,439
Unearned revenue on sale of prepaid cards	2,911	3,166
Accrual for payment for unused sick leave and other employee benefits	1,452	780
Accrued utilities and general expenses	2,888	1,520
Others	2,444	3,085
	15,102	13,114

14.     Long-term Debt

This account consists of outstanding indebtedness to the following:

	2002	2001
	(in million pesos)
PLDT	140,387	141,524
Smart	22,891	21,702
Piltel	22,124	21,193
Mabuhay Satellite	5,356	5,623
ePLDT	150	–
MaraTel	42	57
	190,950	190,099
Less current portion	19,176	19,286
	171,774	170,813

The scheduled maturities of outstanding long-term debt as of December 31, 2002 are as follows:

Year	(in million pesos)

2003	19,627
2004	22,415
2005	28,310
2006	25,717
2007 and onwards	94,881

PLDT

PLDT's aggregate outstanding indebtedness is broken down as follows:

Description	2002		2001
	(in millions)
U.S. Dollars
Export Credit Agencies-Supported Loans
Kreditanstalt für Wiederaufbau	US$437	Php23,265	US$475	Php24,549
JBIC/Co-financing Banks	87	4,657	109	5,653
Others	161	8,575	183	9,441
	685	36,497	767	39,643
Fixed Rate Notes	1,487	79,160	1,427	73,762
Term Loans	172	9,166	290	14,976
	US$2,344	124,823	US$2,484	128,381
Japanese Yen
Term Loans	JP¥15,641	7,019	JP¥23,029	9,048
JBIC OIL	9,760	4,379	–	–
	JP¥25,401	11,398	JP¥23,029	9,048
Philippine Pesos
Peso Fixed Rate Corporate Notes		2,540		2,770
Term Loans		1,626		1,325
		4,166		4,095
		140,387		141,524
Less current portion		11,962		14,274
		Php128,425		Php127,241

The effective average interest rates applicable to the above indebtedness are as follows:

	2002	2001

Dollar-denominated loans	8.3%	8.7%
Yen-denominated loans	1.2%	1.3%
Peso-denominated loans	13.8%	14.5%

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

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. The facility is partially guaranteed by HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$50 million (Php2,644 million) under this facility as of December 31, 2002.

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

On May 2, 2002, PLDT issued US$100 million aggregate principal amount of 10.625% Notes due 2007 and US$250 million aggregate principal amount of 11.375% Notes due 2012. The net proceeds from the issuance of the notes were used mainly to (1) repurchase US$63 million in principal amount of our 8.5% Notes due 2003 and US$117 million in principal amount of our 10.625% Notes due 2004 validly tendered by holders in our tender offer, and US$6 million in principal amount of our 10.625% Notes due 2004, and US$6 million in principal amount of our 9.875% Notes due 2005 from the open market, and (2) prepay or repay various loans in the aggregate amount of US$121 million, of which US$53 million (JP¥6,260) pertained to the Japanese yen term loan which matured in June 2003 and US$52 million pertained to the US$150 million term loan maturing in December 2003. We will continue to prepay or repay short-term and medium-term debts of PLDT using the remaining proceeds from the bond issue The remaining proceeds were used to prepay or repay PLDT’s short-term and other medium term debts.

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

Piltel

Piltel’s long-term debt consists of:

	2002		2001
	(in millions)
Restructured debt
Philippine Pesos
10 year Tranche B		Php2,166		Php2,166
15 year Tranche C		2,166		2,166
15 year Term Notes Facility		293		241
		4,625		4,573
U.S. Dollars
10 year Tranche B	US$33	1,769	US$33	1,717
15 year Tranche C	33	1,768	33	1,717
15 year Conversion Notes Facility	121	6,448	117	6,060
	US$187	9,985	US$183	9,494

Japanese Yen
10 year Tranche B	JPY 7,822	3,510	JPY 7,822	3,070
15 year Tranche C	7,822	3,510	7,822	3,070
	JPY15,644	7,020	JPY 15,644	6,140
Total		21,630		20,207
Unrestructured debt
Philippine Pesos
Banks		–		–
Preferred shareholders		–		107
		–		107
U.S. Dollars
Banks	US$6	331	US$6	322
Convertible bonds	2	120	10	514
Trade creditors	–	–	–	–
	US$8	451	US$16	836
Total		451		943
Liabilities under capital lease		43		43
		22,124		Php21,193
Less current portion		451		943
		Php21,673		Php16,718

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

Mabuhay Satellite

Mabuhay Satellite’s long-term debt consists of:

	2002		2001
	(in millions)
U.S. Dollars
Credit Agreement	US$55	Php2,925	US$62	Php3,201
Omnibus Agreement	46	2,431	47	2,422
	101	5,356	109	3
Less current portion	18	980	8	425
	US$83	Php4,376	US$101	Php5,198

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

The difference between the aggregate fair value of the Series V, VI and VII Convertible Preferred Stock at issue date (net of the bifurcated option values for Series VI and VII) and the aggregate redemption value is accreted over the period up to the call option date using the effective interest rate method. As of June 4, 2001, the aggregate fair value of the convertible preferred shares – net of bifurcated option values – amounted to Php9,113 million, while the aggregate redemption value amounted to Php19,750 million, resulting to a difference for accretion of Php10,637 million. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged against retained earnings for the years ended December 31, 2002 and 2001 amounted to Php1,000 million and Php542 million, respectively. During 2002 and 2001, 318,144 shares and 351,019 shares, respectively, of the preferred stocks were converted into PLDT common shares. “Preferred Stock Subject to Mandatory Redemption” amounted to Php10,174 million and Php9,399 million as of December 31, 2002 and 2001, respectively, after giving effect to the above accretions, conversions and additional issuances. The aggregate redemption value of the outstanding Series V, VI and VII Convertible Preferred Stock amounted to Php20,201 million as of December 31, 2002.

17.     Stockholders’ Equity

The movement of PLDT’s capital stock account including preferred stock subject to mandatory redemption (see Note 16 – Preferred Stock Subject to Mandatory Redemption) follows:

			Preferred Stock - Php10 par value
						Subject to Mandatory Redemption (Note 16)
	Common Stock – Php5 par value		Series A to CC	III	IV
						V	VI	VII
	No. of Shares	Amount	No. of Shares						Total Preferred Shares	Amount
	(in millions)
Authorized	234	Php606							822	Php822
Outstanding
Balance at January 1, 2000	156	Php782	322	4	36	–	–	–	362	Php3,625
Issuance	12	237	32	–	–	–	–	–	32	316
Conversion	–	–	(2)	–	–	–	–	–	(2)	(20)
Balance at December 31, 2000	168	Php843	352	4	36	–	–	–	392	Php4,126

Balance at January 1, 2001	168	Php843	352	4	36	–	–	–	392	Php3,921
Issuance	–	–	23	–	–	3	5	4	35	232
Conversion	–	2	(3)	–	–	–	–	–	(3)	(27)
Balance at December 31, 2001	168	Php845	372	4	36	3	5	4	424	Php4,242

Balance at January 1, 2002	168	Php845	372	4	36	3	5	4	424	Php4,242
Issuance	–	–	37	–	7	–	–	–	44	452
Conversion	1	2	(2)			–	–	–	(3)	(26)
Redemption	–	–	–	–	(7)	–	–	–	(7)	(72)
Balance at December 31, 2002	169	Php847	407	4	36	3	5	4	458	Php4,480

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

Retained Earnings

The most recent dividend declaration made by PLDT in respect of its common shares was in March 2001. PLDT continues to pay dividends in respect of its preferred shares. The current policy of PLDT is to determine its ability to declare and pay dividends taking into consideration the interest of its shareholders as well as PLDT’s working capital, capital expenditures and debt servicing requirements. Also taken into account are the prohibitions and restrictions under certain of PLDT’s debt instruments with respect to declaration and payment of dividends. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The statutory unappropriated retained earnings balance of PLDT determined under Philippine GAAP as of December 31, 2002 which is available for distribution as dividends amounted to Php28,816 million.

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

In accordance with SFAS No.132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits,” the following table sets forth the Plan’s funded status and pension amounts recognized as of December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(in million pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	6,638	9,264	9,862
Service cost	452	697	713
Interest cost	794	1,108	1,086
Benefits paid	(496)	(669)	(969)
Actuarial loss (gain)	596	(3,763)	(1,428)
Benefit obligation at end of year	7,984	6,637	9,264
Change in Plan assets:
Fair value of Plan assets at beginning of year	4,591	5,007	5,450
Actual return on Plan assets	(1,651)	(1,898)	(100)
Employer’s contribution	470	341	626
Benefits paid	(495)	(669)	(969)
Fair value of Plan assets at end of year	2,915	2,781	5,007
Funded status	(5,070)	(3,856)	(4,257)
Unrealized net transition obligation	275	289	302
Unrecognized net actuarial (gain) loss	838	(31)	1,245
Accrued benefit cost	(3,957)	(3,598)	(2,710)
Components of net periodic benefit cost:
Service cost	452	697	713
Interest cost	794	1,108	1,086
Expected return on Plan assets	(369)	(665)	(595)
Amortization of:
Unrecognized net transition obligation	13	14	13
Unrecognized net loss	–	14	48
Net periodic benefit cost	890	1,168	1,265

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

* From March 24, 2000, date of PLDT’s acquisition of Smart.

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as of December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Weighted average assumptions
Discount rate	10%	10%	10%
Expected return on Plan assets	10%	10%	10%
Rate of compensation increase	9%	10%	10%

.

20.     Other Expenses – Net

This account consists of:

	2002	2001	2000
	(in million pesos)
Interest expense and related items - net of capitalized interest (Notes 7 and 13)	14,662	14,639	14,209
Interest and other income - net	(2,567)	(1,458)	(2,885)
Provision for decline in value of investment	–	5,631	–
Equity in net losses (income) of investees (Note 8)	128	954	902
Manpower reduction cost	324	279	–
Foreign currency swap costs (Note 25)	315	108	–
Foreign exchange losses	3,820	3,682	32,173
	16,682	23,835	44,399

21.     Income Taxes

The net current and noncurrent components of deferred income tax recognized in the consolidated balance sheets follow:

	2002	2001
	(in million pesos)

Net current assets	3,393	2,010
Net noncurrent assets	9,771	13,508

The components of the consolidated net deferred tax assets and liabilities are as follows:

	2002	2001
	(in million pesos)
Current assets:
Allowance for doubtful accounts	3,181	2,204
Allowance for inventory losses	166	92
Unearned revenues	932	1,013
NOLCO	618	145

Less valuation allowance and income tax holiday adjustments	1,504	1,444
Net current assets	3,393	2,010

Noncurrent assets:
Property and equipment written off	13,598	6,230
Accrued pension cost	1,266	1,132
Investments written off	1,802	1,802
Unrealized foreign exchange losses	16,941	19,903
	33,607	29,067
Less valuation allowance	(17,199)	(8,724)
	16,408	20,343

Noncurrent liabilities:
Interest charges capitalized, net of amortization	(5,536)	(5,496)
Taxes and duties capitalized, net of amortization	(711)	(776)
Customer list	(390)	(563)
	(6,637)	(6,835)

Net noncurrent assets	9,771	13,508

Provision for income tax consists of:

	2002	2001	2000
	(in million pesos)
Current	589	876	1,736
Deferred	2,536	(1,512)	(9,976)
	3,125	(636)	(8,240)

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

In 2002 and 2001 tax incentives availed amounted to Php2,699 million and Php776 million, respectively.

22.     Earnings (Loss) Per Common Share

The following table presents information necessary to calculate the loss per share:

	2002	2001	2000
	(in million pesos)
Loss before cumulative effect of change in accounting principle and minority interest in net income (losses) of consolidated subsidiaries	(4,914)	(26,691)	(24,714)
Dividends on preferred stock	(1,645)	(1,503)	(1,249)
Accretion of difference between fair market value and redemption value of Preferred Stock Subject to Mandatory Redemption	(1,000)	(542)	–
Loss before cumulative effect of change in accounting principle and minority interest in net income (losses) of consolidated subsidiaries applicable to common stock	(7,559)	(28,736)	(25,963)
Cumulative effect of change in accounting principle	–	(54)	–
Loss before minority interest in net income (losses) of consolidated subsidiaries applicable to common stock	(7,559)	(28,790)	(25,963)
Minority interest in net income (loss) of consolidated subsidiaries	(355)	739	(1,627)
Net loss applicable to common stock	(7,204)	(29,529)	(24,336)

	(in thousand pesos, except per share amounts)
Outstanding common shares, beginning	168,895	168,498	121,174
Effect of issuance of common shares during the year	200	162	36,503
Weighted average number of common shares, end	169,095	168,660	157,677
Earnings per common share
Basic earnings before cumulative effect of change in accounting principle and minority interest in net losses of consolidated subsidiaries applicable to common stock	(44.70)	(170.38)	(164.66)
Cumulative effect of change in accounting principle	–	(0.32)	–
Minority interest in net income (losses) of consolidated subsidiaries	2.10	4.38	(10.32)
Basic earnings per common share	(42.60)	(175.08)	(154.34)

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

The segment assets as of December 31, 2002, 2001 and 2000 and results of operations of our reportable segments for the years ended December 31, 2002, 2001 and 2000 reported under Philippine GAAP are as follows:

	Fixed Line	Wireless	Information and Communications Technology	Eliminations	Total
			(in million pesos)

As of and for the year ended December 31, 2002
Operating revenues	50,807	46,982	970	(3,219)	95,540
External revenues	48,541	46,058	941	–	95,540
Inter-segment revenues	2,266	924	29	(3,219)	–
Operating expenses	38,901	43,514	1,452	(3,220)	80,647
External expenses	36,015	43,180	1,452	–	80,647
Inter-segment expenses	2,886	334	–	(3,220)	–
Operating income (loss)	11,906	3,468	(482)	1	14,893
Depreciation and amortization	13,901	3,494	268	–	17,663
Provision for doubtful accounts	3,629	535	45	–	4,209
Capital expenditures	(7,502)	(6,537)	(607)	–	(14,646)

As of and for the year ended December 31, 2001
Operating revenues	46,429	33,316	469	(1,086)	79,128
External revenues	46,270	32,389	469	–	79,128
Inter-segment revenues	159	927	–	(1,086)	–
Operating expenses	32,893	50,686	1,117	(1,626)	83,070
External expenses	31,966	49,987	1,117	–	83,070
Inter-segment expenses	927	699	–	(1,626)	–
Operating income (loss)	13,537	(17,370)	(648)	540	(3,942)
Depreciation and amortization	8,820	7,516	118	–	16,454
Provision for doubtful accounts	2,827	310	31	–	3,168
Capital expenditures	(9,748)	(18,964)	(1,579)	–	(30,291)

As of and for the year ended December 31, 2000
Operating revenues	45,352	17,483	239	(1,125)	61,949
External revenues	45,352	16,358	239	–	61,949
Inter-segment revenues	–	1,125	–	(1,125)	–
Operating expenses	30,273	20,912	310	(991)	50,504
External expenses	30,273	19,921	310	–	50,504
Inter-segment expenses	–	991	–	(991)	–
Operating income (loss)	15,079	(3,427)	(71)	(134)	11,445
Depreciation and amortization	7,508	5,507	34	–	13,040
Provision for doubtful accounts	2,255	637	12	–	2,904
Capital expenditures	(20,415)	(6,463)	(231)	–	(27,109)

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