Form 20-F/A
period 2002-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2003-10-17
CIK 78150

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(AMENDMENT NO. 3)

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

Ramon Cojuangco Building

Makati Avenue

Makati City, Philippines

(Address of principal executive or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Capital Stock, Par Value Five Philippine Pesos Per Share	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, each representing one share of Common Capital Stock	New York Stock Exchange Pacific Exchange
Series III Convertible Preferred Stock, Par Value Ten Philippine Pesos Per Share	New York Stock Exchange*
Global Depositary Shares, evidenced by Global Depositary Receipts, each representing one share of Series III Convertible Preferred Stock	New York Stock Exchange

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
7.850% Notes due 2007

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States, all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan, and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php53.254 to US$1.00 on December 31, 2002. On September 30, 2003, the volume weighted average exchange rate quoted was Php54.877 to US$1.00.

In this report, each reference to:

•         ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, an 88.5%-owned subsidiary of PLDT and 11.5%-owned by Piltel;

•         AMPS means advanced mobile phone system;

•         ARPU means average monthly revenue per user;

•         BSP means Bangko Sentral ng Pilipinas;

•         CDMA means code division multiple access;

•         Clark Telecom means PLDT Clark Telecom, Inc., our wholly-owned subsidiary;

•         ePLDT means ePLDT, Inc., our wholly-owned subsidiary;

•         ETACS means enhanced total access communications system;

•         First Pacific means First Pacific Company Limited;

•         GAAP means generally accepted accounting principles;

•         GSM means global system for mobile communications;

•         ISP means internet service provider;

•         Infocom means Infocom Technologies, Inc., a 99.6%-owned subsidiary of ePLDT;

•         Mabuhay Satellite means Mabuhay Satellite Corporation, our 67%-owned subsidiary;

•         MaraTel means Maranao Telephone Company, Inc., our 97.5%-owned subsidiary;

•         NTC means the National Telecommunications Commission of the Philippines;

•         NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation of Japan;

•         PAPTELCO means Philippine Association of Private Telephone Companies;

•         Parlance means Parlance Systems, Inc., a wholly-owned subsidiary of ePLDT;

•         Piltel means Pilipino Telephone Corporation, in which we have a 45.3% ownership interest and which is treated as a consolidated subsidiary under U.S. GAAP;

•         PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;

•         PLDT Global means PLDT Global Corporation, our wholly-owned subsidiary;

•         SMS means short message service;

•         Smart means Smart Communications, Inc., our wholly-owned subsidiary;

•         Subic Telecom means Subic Telecommunications Company, Inc., our wholly-owned subsidiary;

•         Telesat means Telesat, Inc., our 94.4%-owned subsidiary;

•         Vocativ means Vocativ Systems, Inc., a wholly-owned subsidiary of ePLDT; and

•         VSAT means very small aperture terminal.

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

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

Selected Financial Data

The selected consolidated financial information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes, included elsewhere in this report. The consolidated financial statements have been prepared and presented in conformity with U.S. GAAP. Due to our decision to commence this year using U.S. GAAP for our Annual Report on Form 20-F, we are unable to provide without unreasonable effort and expense U.S. GAAP consolidated financial information with respect to the fiscal years ended December 31, 1998 and 1999. As a result, we have omitted such information in the table below. In our previous Annual Reports on Form 20-F, we disclosed consolidated financial statements, including the financial information with respect to the years ended December 31, 1998 and 1999, prepared in accordance with Philippine GAAP, along with a reconciliation to U.S. GAAP.

Prior to 2002, our consolidated financial statements included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, or U.S. SEC, were prepared in conformity with Philippine GAAP. Philippine GAAP varies in certain significant respects from U.S. GAAP. A description of the significant differences between U.S. GAAP and Philippine GAAP and a quantitative reconciliation of such differences in the net loss and stockholders’ equity to U.S. GAAP was disclosed in a note to our previously filed financial statements. In connection with the preparation of our consolidated balance sheets as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2001, and 2000 in conformity with U.S. GAAP, we identified differences in the U.S. GAAP amounts previously disclosed for 2001 and 2000. Please see Note 4 to our consolidated financial statements in Item 18 herein for a discussion of such differences. In addition, subsequent to the disclosure of our consolidated financial statements in the Annual Report on Form 20-F for the fiscal year ended December 31, 2002 and the amendments thereto that were filed with the U.S. SEC on July 15 and 16, 2003, we made additional adjustments to certain items, which we believe are required to be made pursuant to U.S. GAAP. These additional adjustments made in this amended Annual Report on Form 20-F impacted our net loss, earnings per share, and stockholders’ equity as discussed in footnote 2 to the table below. See also “Item 5. Operating and Financial Review and Prospects ––Restatement of Information Previously Reported” and Note 4 to our consolidated financial statements in Item 18 for a further discussion of these subsequent adjustments.

	Consolidated Financial Data
	Years Ended December 31,
	2000	2001	2002	2002(1)
	(in millions, except net operating income (loss) per share, earnings per common share, ratio of earnings to fixed charges and dividends declared per common share)
Amounts in conformity with U.S. GAAP:
Statements of Operating Data:
Operating revenues	Php60,348	Php80,294	Php92,743	US$1,742
Operating expenses	49,824	86,236	80,714	1,516
Net operating income (loss)	10,524	(5,942)	12,029	226
Net operating income (loss) per share
Basic	58.82	(47.36)	55.47	1.04
Diluted	58.82	(47.36)	52.23	0.98
Net loss(2)	(29,258)	(27,782)	(6,158)	(116)
Earnings per common share(2) and (3)	(193.48)	(176.85)	(52.08)	(0.98)
Balance Sheets Data:
Cash and cash equivalents		4,276	10,974	206
Total assets		284,877	269,651	5,063
Total long-term debt - net of current portion		169,870	171,323	3,217
Long-term debt		190,099	190,950	3,586
Total debt(4)		196,561	191,710	3,600
Total liabilities(5)		249,563	240,876	4,523
Total stockholders’ equity		24,472	16,413	308
Other Data:
EBITDA(6)	(5,902)	5,457	26,587	499
Depreciation	12,756	16,218	17,481	328
Ratio of earnings to fixed charges(7)	–	–	–	–
Net cash provided by operating activities	20,727	20,168	39,692	745
Net cash used in investing activities	25,183	29,376	17,082	321
Net cash provided by (used in) financing activities	5,511	3,786	(16,009)	(301)
Dividends declared to common shareholders	752	202	–	–
Dividends declared per common share(8)	4.80	1.20	–	–

_____________

(1)     We maintain our accounts in Philippine pesos. For convenience, the peso financial information as of and for the year ended December 31, 2002, has been translated into U.S. dollars at the exchange rate of Php53.254 to US$1.00, the rate quoted through the Philippine Dealing System as of December 31, 2002. This translation should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2) Subsequent to the issuance of our consolidated financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, we made additional adjustments to certain items, which we believe are required to be made pursuant to U.S. GAAP. These additional adjustments made in this amended Annual Report on Form 20-F impacted our net loss, earnings per common share, and stockholders’ equity summarized as follows:

	2000	2001	2002
	(in millions, except per share amounts)

Net loss, as previously reported	(Php23,087)	(Php27,484)	(Php4,559)
Depreciation:
Smart analog assets	–	–	(1,557)
Mabuhay	(136)	236	(273)
Impairment of Piltel E.O. No. 109 assets	–	–	(1,150)
Goodwill amortization	(863)	(1,151)	402
Customer lists amortization	–	(225)	(225)
Unrealized foreign exchange loss – net	(1,053)	(742)	(55)
Revenue recognition adjustments	(29)	(141)	112
Debt restructuring	–	(718)	–
Consolidation:
Piltel	(1,823)	567	(377)
Minority interest in net losses (income) of consolidated subsidiaries	416	–	(100)
Others	(56)	(58)	(63)
Deferred income tax benefit (expense)	(2,627)	1,934	1,687
Net loss, as restated	(Php29,258)	(Php27,782)	(Php6,158)

Earnings per common share as previously reported	(Php154.34)	(Php175.08)	(Php42.60)
Earnings per common share as restated(1)	(193.48)	(176.85)	(52.08)
(1) Earnings per common share includes the effect of dividends and accretion of preferred stock

Stockholders’ equity, as previously reported	Php50,558	Php21,573	Php15,122
Adjustments to current year’s net loss	(6,171)	(298)	(1,599)
Adjustments affecting prior years’ net loss	–	(6,171)	(6,469)
Adjustments relating to Smart acquisition and other adjustments	7,195	7,190	7,181
Adjustments related to stockholders’ equity as at January 1, 2000	2,178	2,178	2,178
Stockholders’ equity, as restated	Php53,760	Php24,472	Php16,413

(3) Our convertible preferred shares were deemed anti-dilutive based on a calculation of the required dividends on preferred shares for each series of convertible preferred shares divided by the number of equivalent common shares assuming such preferred shares were converted into common shares and compared against the basic earnings per share. Since the amount of dividends on preferred shares over the equivalent number of common shares were greater than the basic earnings per share, the amounts for basic and diluted earnings per share are the same.

(4)     Total debt represents current portion of long-term debt, long-term debt—net of current portion and notes payable.

(5)     Total liabilities on a consolidated basis represent the difference between total assets and minority interest in consolidated subsidiaries, preferred stock subject to mandatory redemption and stockholders’ equity.

(6)     On a consolidated basis, EBITDA is defined as income (loss) before minority interest in net income (loss) of consolidated subsidiaries and adding back interest expense and related items, taxes, and depreciation and amortization and deducting interest income and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles, or as a measure of PLDT’s profitability or liquidity. A quantitative reconciliation of EBITDA from loss before minority interest in net income of consolidated subsidiaries is provided in the following table:

	Consolidated Financial Data
	Years Ended December 31,
	2000	2001	2002	2002(1)
	(in millions)
Amounts in conformity with U.S. GAAP:
Loss before minority interest in net income of consolidated subsidiaries	(Php29,117)	(Php27,674)	(Php6,037)	(US$113)
Add/(deduct):
Interest expenses and related items, net of capitalized interest	13,541	14,697	14,002	263
Interest income	(1,946)	(1,391)	(1,063)	(20)
Provision for (benefit from) income tax	(5,613)	(2,570)	1,438	27
Depreciation	12,756	16,218	17,481	328
Amortization of goodwill and other intangible assets	4,477	6,177	766	14
EBITDA	(Php5,902)	Php5,457	Php26,587	US$499

(7)     For purposes of this ratio, “Earnings” consist of income before provision for income tax (excluding PLDT’s share in undistributed income of less than 50% owned affiliates) and fixed charges (excluding capitalized interest). “Fixed charges” consist of interest (including capitalized interest, discounts and other financing costs) on all indebtedness, amortization of deferred financing costs and the estimated financing component of rent expense (i.e., one-third of rent expense).

Due to PLDT’s losses in 2000, 2001 and 2002, the coverage ratio on a consolidated basis was less than 1.0x in all of these three years. In order to achieve a coverage ratio of 1.0x, we would have had to generate additional consolidated earnings of Php35,509 million, Php30,126 million and Php2,469 million for each of the three years ended December 31, 2000, 2001 and 2002, respectively, to achieve a coverage ratio of 1.0x.

(8)   The most recent cash dividend declaration made by PLDT on its common stock was in March 2001, which was paid in April 2001.

Capital Stock

The following table summarizes PLDT’s capital stock outstanding as of December 31, 2000, 2001 and 2002.

	December 31,
	2000	2001	2002
	(in millions)
Serial Preferred Stock
Cumulative Convertible
10% Convertible
A to CC	Php3,515	Php3,723	Php4,068
Series III	46	46	46
Series V(1)	—	26	25
Series VI(1)	—	49	49
Series VII(1)	—	38	36
Cumulative Nonconvertible
Series IV	360	360	360
	Php3,921	Php4,242	Php4,584
Common Stock	Php843	Php845	Php847

Dividends Declared

	Years Ended December 31,
	2000	2001	2002
Cash dividends declared per share of PLDT’s common stock, in pesos (2)	Php4.80	Php1.20	Php—

_____________

(1) Preferred stock subject to mandatory redemption (see Note 17 of our consolidated financial statements in Item 18 for a further discussion).

(2) The most recent cash dividend declaration made by PLDT on its common stock was in March 2001, which was paid in April 2001. PLDT does not expect to declare cash dividends on these shares in 2003.

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

The following shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End	Average(1)	Low(2)	High(3)

1998	Php39.145	Php40.942	Php36.989	Php45.420
1999	40.298	39.090	37.566	41.112
2000	49.986	44.179	39.830	51.680
2001	51.690	51.009	47.550	55.013
2002	53.254	51.583	49.336	53.841
2003 (through September 30, 2003)	54.877	53.877	52.021	55.532

_____________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the period.

(2) Lowest exchange rate for the period.

(3) Highest exchange rate for the period.

	Month
	Period End	Average(1)	Low(2)	High(3)
2003
April	Php52.612	Php52.755	Php52.272	Php53.337
May	53.230	52.538	52.021	53.282
June	53.522	53.414	53.176	53.706
July	54.734	53.767	53.369	54.734
August	54.947	55.002	54.638	55.532
September	54.877	55.020	54.764	55.253

_____________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the month.

(2) Lowest exchange rate for the month.

(3) Highest exchange rate for the month.

This report contains conversions of peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the exchange rate as of December 31, 2002 of Php53.254 to US$1.00. You should not assume that such peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As of September 30, 2003, the exchange rate quoted through the Philippine Dealing System was Php54.877 to US$1.00.

Risk Factors

Risks Relating to Us

Our substantial indebtedness could impair our ability to fulfill our financial obligations, service our other debt and carry out new financings

We have substantial indebtedness. As of December 31, 2002, we had consolidated total indebtedness of approximately Php191,710 million (US$3,600 million), including short-term debt of approximately Php760 million (US$14 million) and a consolidated ratio of debt to equity (total debt on a consolidated basis divided by stockholders' equity) of 11.68x. Our consolidated ratio of earnings to fixed charges was less than the minimum required ratio of 1.0x for the year ended December 31, 2002. For an explanation of how we calculate our consolidated ratio of earnings to fixed charges, see footnote 7 to our consolidated financial data table under “Selected Financial Data” and Exhibit 7 in “Item 19.” Our existing debt contains covenants, which, among other things, require PLDT to maintain certain financial ratios calculated in accordance with Philippine GAAP on a consolidated and non-consolidated basis, limit our ability to incur indebtedness, make investments, incur expenditures and pay dividends. Financial statements prepared in conformity with Philippine GAAP differ in some material respects from financial statements prepared in conformity with U.S. GAAP. For a description of some of these covenants, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants.”

Our substantial indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, they could:

•         make it more difficult for us to satisfy our debt obligations;

•         require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•         limit our ability to refinance our debt obligations or incur new debt needed to finance our working capital, capital expenditure or other requirements;

•         limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•         place us at a competitive disadvantage compared to our competitors.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. An inability to effect these measures successfully could result in a declaration of default and an acceleration of some or all of our indebtedness.

Under the indenture for our 10.625% Notes due 2007 and 11.375% Notes due 2012, we may only incur additional debt, subject to certain exceptions, if, after incurrence of such debt, our consolidated leverage ratio under Philippine GAAP, (the ratio of debt to EBITDA calculated on a non-consolidated basis based on definitions provided in the same indenture and except under certain circumstances) would be less than 5.5 to 1 on or prior to December 31, 2003, 5.0 to 1 after December 31, 2003, and on or prior to December 31, 2004 and 4.5 to 1 thereafter. Because our consolidated leverage ratio presently is in excess of 5.5 to 1, we are currently restricted from incurring any additional debt, subject to certain exceptions, including exceptions for refinancing transactions. In addition, we expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

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

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. As of December 31, 2002, approximately 94% of PLDT’s consolidated indebtedness was denominated in foreign currencies, principally in U.S. dollars, and many of these financial ratios and other tests are negatively affected by any weakening of the peso. The peso declined by approximately 1% against the U.S. dollar to an average of Php51.583 to US$1.00 in 2002 from an average of Php51.009 to US$1.00 for the year 2001. At December 31, 2002, the exchange rate was Php53.254 to US$1.00, equivalent to approximately 3% depreciation of the peso relative to the rate at the end of 2001. At September 30, 2003, the exchange rate was Php54.877 to US$1.00, equivalent to approximately 3% depreciation of the peso relative to the rate at the end of 2002. Certain of our financial ratios would be adversely affected by impairment or similar charges. In addition, certain of our financial ratios would be adversely affected by increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, an increase in reference interest rates and general market conditions.

PLDT’s ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of results generated by Smart and PLDT’s other subsidiaries and investees in assisting in complying with non-consolidated covenants or covenants that are calculated without giving effect to the results of PLDT’s subsidiaries and investees.

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

Creditors of our subsidiaries will have superior claims to our subsidiaries’ cash flow and assets

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

Creditors of our subsidiaries will have prior claims to our subsidiaries’ assets and cash flows. We and our creditors will effectively be subordinated to the existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries, except that we may be recognized as a creditor on loans we have made to subsidiaries. If we are recognized as a creditor of a subsidiary, our claim will still be subordinated to any indebtedness secured by assets of the subsidiary and any indebtedness of the subsidiary otherwise deemed senior to indebtedness we hold.

Our businesses require substantial capital investment, which we may not be able to finance

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks and services, require substantial ongoing capital investment. Our consolidated capital expenditures in 2001 and 2002 totaled Php28,201 million and Php17,154 million, respectively. Our 2003 budget for consolidated capital expenditures is Php15,000 million, of which approximately Php6,000 million is budgeted to be spent by PLDT and approximately Php9,000 million is budgeted to be spent by Smart. PLDT’s capital spending is intended principally to finance the continued build-out of its data and Internet protocol infrastructures and for its data services and the maintenance of its network. Smart’s capital spending is focused on expanding and upgrading its GSM network to meet increased demand for cellular services.

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

•         general economic and capital market conditions, including the peso-to-U.S. dollar exchange rate;

•         the availability of credit from banks or other lenders;

•         investor confidence in us;

•         investor views about the Philippines;

•         the continued success of our business;

•         our credit ratings and the sovereign credit ratings of the Philippines; and

•         provisions of tax and securities laws that may be applicable to our efforts to raise capital.

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

If the peso depreciates against the U.S. dollar, our financial position could be materially and adversely affected

Substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, but a significant portion of our revenues is denominated in pesos. As of December 31, 2002, approximately 94% of our consolidated indebtedness was denominated in U.S. dollars and other foreign currencies. A depreciation of the peso against the U.S. dollar increases the amount of our debt obligations and operating and interest expenses in peso terms. In the event that the peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations (such as by raising our service rates, including through adjustments to rates for local exchange service based on movements in the peso-to-dollar exchange rate) and other means to offset the resulting increase in our obligations in peso terms. Further, these changes could cause us not to be in compliance with the financial covenants imposed by our lenders under certain loan agreements and other indebtedness.

During the last decade, the peso has generally depreciated against foreign currencies. In addition, during this period, the Philippine economy has also, from time to time, experienced periods of concentrated peso devaluation and limited availability of foreign currency. Since June 30, 1997, when the BSP, announced that it would let market forces determine the value of the peso, the peso has experienced a significant decline against the U.S. dollar. It depreciated from Php26.376 to US$1.00 on June 30, 1997, to Php53.254 to US$1.00 as of December 31, 2002 and further to Php54.877 to US$1.00 as of September 30, 2003. The peso declined by approximately 3% against the U.S. dollar to Php53.254 to US$1.00 as of December 31, 2002 from Php51.69 to US$1.00 as of December 31, 2001 and by approximately 3% against the U.S. dollar to Php54.877 to US$1.00 as of September 30, 2003 from Php53.254 to US$1.00 as of December 31, 2002. The peso has also been subject to significant fluctuations. For example, during the first nine months of 2003, the peso depreciated to a low of Php55.075 to US$1.00 on March 12, 2003, recovered to a high of Php52.021 to US$1.00 on May 8, 2003 and again depreciated to a low of Php55.532 to US$1.00 on August 26, 2003. The peso may again be subject to significant fluctuations and may depreciate due to a range of factors, including:

•         political and economic developments affecting the Philippines;

•         the volatility of regional currencies, particularly the Japanese yen;

•         any interest rate increases by Federal Reserve Bank of the United States;

•         higher demand for U.S. dollars by both banks and domestic businesses to service their maturing U.S. dollar obligations; and

•         some banks covering their short U.S. dollar positions.

Our results of operations have been, and may continue to be, adversely affected by lower U.S. dollar revenues caused by declining international termination rates and competition in international long distance service

The international long distance business was historically our major source of revenue. However, due to competition and the steep decline in international termination rates that are paid to us by foreign telecommunications carriers for termination of international calls on our network, revenues generated from our international long distance business had declined significantly in recent years. These decreases in prices for international long distance services were not fully offset by increases in call traffic volume. For example, on January 1, 2000, we adopted the United States Federal Communications Commission, or U.S. FCC benchmark accounting rate of US$0.38 per minute for inbound international calls, which represented a settlement rate of US$0.19 per minute for international long distance traffic between the Philippines and the United States. Since then, our termination rates for inbound calls from the United States have continued to decline to levels well below the U.S. FCC benchmark accounting rate. PLDT increased its termination rates with carriers accounting for a substantial portion of its inbound international traffic terminating on its fixed line network to US$0.12 per minute effective February 1, 2003 and the international inbound traffic volume has decreased by 12% compared to the international inbound traffic volume before the rate increase. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. Smart likewise implemented an increase in its international termination rates to US$0.16 per minute effective February 1, 2003 for calls terminating on its cellular network. Moreover, our increased termination rates are the subject of an ongoing proceeding before the U.S. FCC, brought by WorldCom, Inc., or MCI, and AT&T Corp., or AT&T. See “Item 5. Operating and Financial Review and Prospects — Other Information — U.S. FCC Proceeding on Termination Rates” and “Item 8. Financial Information — Legal Proceedings — U.S. FCC Proceeding on Termination Rates” for further discussion.

We anticipate that revenues from international communications and information services, including our services, will continue to decline in the future, due primarily to:

•         installed and expanding fiber networks and satellite capacities that provide substantially more transmission capacity than may be needed in the short or medium term;

•         substantial increases in the transmission capacity of new and existing networks, including those operated by our competitors, due to recent technological advances;

•         increased competition from other domestic and international telecommunications providers;

•         alternative providers offering Internet telephony and broadband capacity;

•         advances in technology; and

•         continued uncertainty over the acceptance by certain U.S. carriers of our new termination rates.

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

•         shortages of equipment, materials and labor;

•         work stoppages and labor disputes;

•         interruptions resulting from inclement weather and other natural disasters;

•         unforeseen engineering, environmental and geological problems; and

•         unanticipated cost increases.

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

Our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer services that meet customer demands on a competitive and timely basis. We cannot assure you that we will be able to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate or effective manner. The development and introduction of new technologies by us or our competitors may cause significant portions of our existing assets to become obsolete and suffer an impairment in value earlier than their anticipated useful lives and require us to accelerate their depreciation. In 2001, we recognized impairment charges in respect of Smart’s analog assets and Smart’s unamortized intangible asset relating to analog customer lists. Piltel recognized impairment losses in respect of its AMPS/CDMA and Executive Order No. 109, or E.O. No. 109 assets in 2001 and 2002, respectively.

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

Our businesses depend on the reliability of our network infrastructure, which is subject to physical, technological and other risks

The development and operation of telecommunications networks are subject to physical, technological and other risks, which may cause interruptions in service or reduced capacity for customers. These risks include:

•         physical damage;

•         power loss;

•         capacity limitation;

•         software defects; and

•         breaches of security by computer viruses, break-ins or otherwise.

The occurrence of any of these risks could have a material adverse effect on our ability to provide services to customers, and could have a material adverse effect on our business.

Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debts or other obligations, including its debts or other obligations owed to us and our affiliates

Piltel has experienced significant financial difficulties in recent years. It has restructured substantially all of its debts in accordance with its debt restructuring plan, which was signed on June 4, 2001. Under the terms of such debt restructuring plan, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million, of which approximately US$50 million remained undrawn as of December 31, 2002 and September 30, 2003. In June and October 2002, more creditors of Piltel agreed to participate in its restructuring plan on the same terms. As of December 31, 2002, total restructured long-term debt of Piltel amounted to Php21,630 million, with maturities of up to June 14, 2016. Piltel is currently in the process of restructuring certain other debts. However, we cannot assure you that Piltel will be able to restructure or otherwise pay the claims relating to its unrestructured debt or that Piltel will have sufficient cash flow to meet its debt service and other payment obligations, including its payment obligations to us. As of December 31, 2002, Piltel owed PLDT and Smart Php797 million and Php935 million, respectively, in respect of their respective facilities sharing and other agreements with Piltel. Until all amounts owed to creditors participating in the debt restructuring plan have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption, or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include amounts owed on Piltel preferred shares owned by PLDT and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm’s-length terms or in which the pricing is based on market terms. These severe long-term restrictions significantly impair Piltel’s ability to transfer funds to PLDT.

Moreover, Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. As of December 31, 2002, Piltel had an aggregate principal amount of Php451 million of unrestructured debt. Piltel does not intend to make any payments in respect of this debt unless and until it reaches a restructuring agreement with the creditors holding the obligations. If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit itself to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of Piltel’s creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. We cannot assure you that a rehabilitation plan, which incorporates the financial terms of the debt restructuring, would be adopted promptly or at all. Even if such a rehabilitation plan was adopted, we cannot assure you that Piltel will prove to be viable thereafter and that it will be able to meet its obligations, including its obligations owed to us or our affiliates.

A significant number of PLDT’s shares are held by two separate shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT

Affiliates of First Pacific directly or indirectly own approximately 31.4% of PLDT’s common stock as of June 30, 2003. This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership. NTT Communications owns 14.9% of PLDT’s common stock as of June 30, 2003 and has contractual veto rights over a number of major decisions and transactions that PLDT could make or enter into, including:

•         capital expenditures in excess of US$50 million;

•         any investments, if the aggregate amount of new investments for the previous 12 months is greater than US$100 million, determined on a rolling monthly basis;

•         any investments in a specific investee, if the cumulative value of all investments made by PLDT in that investee is greater than US$10 million in the case of an existing investee and US$50 million in the case of a new investee;

•         issuance of common stock or stock that is convertible into common stock;

•         new business activities other than those we currently engage in;

•         merger or consolidation; and

•         the provision of financial support to Piltel in excess of that remaining available under the PLDT Letter of Support.

First Pacific and NTT Communications have also entered into a shareholders’ agreement relating to PLDT. As a result of this agreement and their respective stockholdings, First Pacific and its affiliates and/or NTT Communications are able to influence our actions and corporate governance, including:

•         elections of PLDT’s directors; and

•         approval of major corporate actions, which require the vote of common stockholders.

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

If First Pacific or NTT Communications sells all or a portion of its equity interest in PLDT, in certain circumstances, such sale may give rise to an obligation for us to make an offer to purchase or prepay our outstanding debt under our 10.625% Notes due 2007 and our 11.375% Notes due 2012, our US$145 million multicurrency term loan facility agreement, our JP¥9,760 million loan agreement with Japan Bank for International Cooperation, or JBIC, and our JP¥5,615 million term loan, and may result in a default under all of Smart’s loan agreements. As of June 30, 2003, Php28,382 million (excluding the second tranche of the US$145 million multicurrency term loan facility to be drawn in December 2003 and the JP¥5,615 million term loan signed on June 11, 2003) in principal amount of PLDT’s indebtedness is directly subject to a change in control offer to purchase or prepay requirement and Php22,891 million in principal amount of Smart’s indebtedness is subject to an event of default in the event of a change in control of PLDT. If we fail to complete a required change in control offer to purchase or prepay the affected debts, all of our debt could become immediately due and payable as a result of various cross-default provisions. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants.”

The outcome of the proceeding at the U.S. FCC is uncertain and could materially affect our ability to engage in business in the United States and our results of operations

After lengthy negotiations commencing in May 2002 with carriers around the world, PLDT increased its termination rates with carriers accounting for a substantial portion of its international traffic terminating on its fixed line network to US$0.12 per minute effective February 1, 2003 for international long distance calls terminating on its fixed line network. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. Despite numerous extensions by PLDT of PLDT’s agreements on termination charges with AT&T and MCI to facilitate continued negotiation over termination rates, AT&T and MCI failed to reach an agreement with PLDT on a termination rate and thus, effective February 1, 2003, PLDT ceased terminating traffic from MCI and AT&T. Smart likewise implemented an increase in its termination rates to US$0.16 per minute effective February 1, 2003 for calls terminating on Smart’s cellular network. On February 7, 2003, AT&T and MCI filed separate petitions with the U.S. FCC requesting the U.S. FCC to take action to protect U.S. international carriers and U.S. consumers from alleged “whipsawing” behaviour occurring on the U.S.-Philippine route. In response to the petitions and notwithstanding significant objection from PLDT and other Philippine international carriers, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to PLDT, Smart and other Philippine carriers until such time as the U.S. FCC issues a public notice that AT&T’s circuits on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S. – international routes approved for the provision of International Simple Resale. In response to the Order of the International Bureau of the U.S. FCC, on March 12, 2003, the NTC issued a Memorandum Order directing all affected Philippine carriers, including us, not to accept terminating traffic via direct circuits from certain U.S. facilities-based carriers, including AT&T and MCI, if we are not being paid for it. On April 9, 2003, we filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order. On April 24, 2003, AT&T and MCI filed Oppositions to our application for review of the International Bureau’s March 10, 2003 Order and on May 5, 2003, we filed our reply to these Oppositions. See “Item 5. Operating and Financial Review and Prospects — Other Information — U.S. FCC Proceeding on Termination Rates” and “Item 8. Financial Information — Legal Proceedings — U.S. FCC Proceeding on Termination Rates” for a detailed discussion of the history and procedural process of the U.S. FCC proceeding.

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

PLDT’s franchise may be revoked if we are unsuccessful in legal proceedings, which are pending

The Constitution of the Philippines requires that at least 60% of the capital of a corporation operating a public utility in the Philippines be owned by Philippine citizens. In 1990, the then-Solicitor General of the Philippines instituted legal proceedings seeking to revoke PLDT’s franchise on various grounds, including violation of this requirement. We believe that these proceedings are without merit. In 1991, the Philippine Congress extended the term of PLDT’s franchise until 2028 and broadened PLDT’s franchise authority. The Congress granted this amended franchise to PLDT despite these pending legal proceedings and despite the opposition of the Solicitor General. The Solicitor General has not taken any further action to pursue or continue the proceedings on this case. The parties filed their last pleadings in 1992 and since then the case has remained inactive. Consequently, under a court order dated January 20, 1999, the case has been archived, though the case can potentially be revived by action of either PLDT or the Solicitor General’s office. It is a normal practice for Philippine courts to archive cases that remain inactive for a long period of time. We are not aware of any court notice for the resumption of the proceedings in this case.

Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises and rates

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress. Additionally, PLDT operates pursuant to various provisional authorities and certificates of public convenience and necessity, or CPCNs, which are granted by the NTC and expire between now and 2028. Some of PLDT’s CPCNs and provisional authorities have already expired. However, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decisions on these extensions. Smart also operates its cellular, international long distance, national long distance and global mobile personal communications via satellite services pursuant to CPCNs, which will expire upon the expiration of its franchise. Smart’s franchise is due to expire on March 27, 2017, 25 years after the date on which its current franchise was granted. Smart operates international private leased circuits under a provisional authority, which expired on May 6, 2003. Smart applied for an extension of this provisional authority prior to its expiration. Because PLDT and Smart filed the applications for extension on a timely basis, we expect that these extensions will be granted. However, we cannot assure you that the NTC will grant these extensions. If a CPCN has not been issued, the NTC may permit an operator to provide services pursuant to a provisional authority. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned. However, we cannot assure you that our franchises, CPCNs and provisional authorities will be renewed. For a description of our licenses, see “Item 4. Information on the Company — Licenses and Regulation.”

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

The NTC may implement proposed changes in billing requirements for cellular operators, which may have negative implications for our revenues and profitability

On June 16, 2000, the NTC issued Memorandum Circular No. 13-6-2000 proposing that Philippine cellular operators, including Smart and Piltel, be required, among other things:

•         to bill their subscribers for cellular calls on a six-second pulse basis instead of the current per minute basis;

•         not to bill calls directed to recorded voice messages; and

•         to extend the expiration date of prepaid cards from the current two months to two years.

Although Philippine cellular operators obtained from a Quezon City trial court a preliminary injunction restraining the implementation of the Memorandum Circular, on October 9, 2001, the Court of Appeals annulled the preliminary injunction and dismissed the cellular operators’ complaint against the NTC, ruling that the NTC had jurisdiction over the matter. On January 10, 2002, the Court of Appeals denied the cellular operators’ motion to reconsider its earlier ruling. On February 11, 2002, Smart and Piltel filed a Petition for Review by Certiorari with the Supreme Court to annul and reverse the decision of the Court of Appeals. On August 12, 2003, the Supreme Court reversed and set aside the decision of the Court of Appeals and ruled that the Quezon City trial court had jurisdiction to hear and decide the case. The Supreme Court remanded the case to the Quezon City trial court for continuation of the proceedings. The NTC has filed a motion for reconsideration on September 29, 2003. In the event that the Supreme Court reconsiders its decision and the Memorandum Circular is implemented in its current form, Smart’s and Piltel's operating revenues could be materially and adversely affected.

We may be subject to significant local business and franchise taxes if we are unsuccessful in legal proceedings, which are pending

We are currently facing various lawsuits for local business and franchise taxes assessed by different local government units, as described under “Item 8. Financial Information — Legal Proceedings — Taxation — Local Business and Franchise Taxes.” Generally, each province may impose local franchise tax at a rate of up to 0.5% of the gross annual receipts received or realized within that province. Cities within each province may also impose annual franchise taxes on gross annual receipts received or realized in those cities, at a rate that may not exceed the provincial franchise tax rate by more than 50%. In one case, involving the City of Davao, the Supreme Court has ruled that we are not exempt from payment of local business and franchise taxes. On March 25, 2003, the Supreme Court denied our motion for reconsideration and affirmed the local franchise tax assessment of Davao City in the amount of approximately Php4 million. Subsequently, PLDT paid the Davao City government franchise taxes covering the period 1999 to 2003, including the Php4 million, but we are seeking reconsideration of the surcharges and interests of about Php10 million imposed by the Davao City government. Although the Supreme Court decision would constitute a precedent, this will not automatically result in the termination of the other pending local franchise tax cases, with the courts rendering decisions adverse to us. While the courts in these cases are expected to adhere to this Supreme Court decision, each court would have to make its own determination based on the evidence introduced by the parties and the factual circumstances of each case. We cannot assure you that other local government units will not file lawsuits against us or otherwise claim amounts owed in respect of business and franchise taxes. If the courts rule against us, we would be liable for these taxes, including interest and penalties, for past periods to the extent these taxes are assessed within five years from the date they were due and for future periods.

As of June 30, 2003, the aggregate amount claimed by the plaintiffs in these lawsuits was Php4,834 million with respect to PLDT, Php313 million with respect to Smart, and Php5 million with respect to Piltel. In addition, we have received assessments for local business and franchise taxes in the aggregate amount of Php24.4 million, all of which are under administrative protest. We believe that in the event these lawsuits and protests were decided against us, in many cases, we would not be liable for the full amounts claimed by the local governments because these amounts (1) were computed based on the gross annual receipts received or realized not only from within the related province or city for the related period but also from gross annual receipts received or realized from other provinces or cities and (2) include assessments for periods occurring more than five years before the respective lawsuits were filed. Accordingly, in the event these lawsuits are decided against us, we believe that our potential liability is likely to be significantly lower than the amounts claimed by the plaintiffs.

If we continue to implement our manpower reduction program, PLDT’s labor relationship with its rank-and-file employees’ union may deteriorate and result in labor unrest, which could materially adversely affect our operations and financial condition

Over the past several years, we have been implementing a manpower reduction program to reduce the cost base of PLDT’s fixed line business, which has faced significant changes in technology, increasing competition, and shifting market preferences to cellular use. We have been implementing the manpower reduction program under the New Labor Code and in compliance with all other relevant labor laws and regulations. We currently expect that by the end of 2003 PLDT’s headcount will be reduced to approximately 10,400 employees, from 11,237 employees as of June 30, 2003.

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

If we continue implementing our manpower reduction program, which calls for more reductions in the number of rank-and-file employees of our fixed line business, our relationship with our rank-and-file employees’ union may deteriorate. The union may decide to stage strikes, work stoppages, lockouts or other labor unrest against PLDT, which may disrupt our business operations. In addition, the Collective Bargaining Agreement with our rank-and-file employees’ union will expire on November 8, 2003. If our relationship with the rank-and-file employees’ union deteriorates as a result of the continued implementation of our manpower reduction program, we may not be able to enter into a new Collective Bargaining Agreement on the same or similar terms as before. As a result, our business operations and financial condition may be adversely affected.

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

Risks Relating to the Philippines

Our business may be affected by political or social instability in the Philippines

Our results of operations and financial performance and condition may be influenced by the general political situation in, and the state of the economy of, the Philippines. In February 1986, a peaceful military and civilian uprising ended the 21-year rule of President Ferdinand Marcos and installed Corazon Aquino as President of the Philippines. Between 1986 and 1989, there were several coup d’état attempts against the Aquino administration, none of which was successful. Political and economic conditions in the Philippines were generally stable during the 1990’s following the election of Fidel V. Ramos as President in 1992. However, during 2000, his successor President Joseph Estrada was subject to allegations of corruption, culminating in impeachment proceedings, mass public protests in the Metropolitan Manila area, withdrawal of the support of the military, and his stepping down from office. Then Vice President, Gloria Macapagal-Arroyo, was sworn in as President on January 20, 2001. On April 25, 2001, Estrada was arrested on a non-bailable charge of plunder that resulted in public protests by his supporters on May 1, 2001. In response, President Macapagal-Arroyo declared a week-long “state of rebellion.” On May 14, 2001, the Philippines held legislative elections, following which President Macapagal-Arroyo’s coalition won a majority of the seats in the Senate. On July 27, 2003, approximately 300 Philippine soldiers took control of a shopping center and apartment complex in Makati City in an effort to express their dissatisfaction with the Philippine government. The mutineers surrendered within 20 hours. The Philippine government has reported that the actions taken by approximately 300 Philippine soldiers were part of a coup attempt. On May 10, 2004, the Philippines will hold presidential elections as well as elections for members of the Senate and Congress.

In the past three years, an increasing number of kidnapping, criminal and terrorist activities have occurred in Mindanao principally led by the extremist “Abu Sayyaf” group, which reportedly has ties to the Al-Qaeda terrorist network. In recent months, there have been a series of bombing incidents in key cities in Mindanao, including Davao City. The armed conflict between the Philippine military and the communist Moro Islamic Liberation Front also continues in Mindanao. As a result of these terrorist activities, the Armed Forces of the Philippines and the United States military are engaged in joint military activities in Mindanao.

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

Our results of operations may be negatively affected by slow growth rates and economic instability in the Philippines and in Asia

In the past, the Philippines has experienced periods of slow growth, high inflation, significant devaluation of the peso, imposition of exchange controls, debt restructuring and electricity shortages and blackouts.

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

The Philippine government has, in the past, instituted restrictions on the conversion of pesos into foreign currency and the use of foreign exchange received by Philippine companies to pay foreign currency-denominated obligations. The Monetary Board of the BSP has statutory authority, with the approval of the President of the Philippines, during a foreign exchange crisis or in times of national emergency, to:

•         suspend temporarily or restrict sales of foreign exchange;

•         require licensing of foreign exchange transactions; or

•         require the delivery of foreign exchange to the BSP or its designee banks.

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

Item 4.        Information on the Company

Overview

We are the leading national telecommunications service provider in the Philippines. Through our three principal business groups — fixed line, wireless, and information and communications technology — we offer a wide range of telecommunications services to over 12 million subscribers as of June 30, 2003 in the Philippines, on the nation's most extensive fiber optic backbone and fixed line, cellular and satellite networks.

We are the leading fixed line provider in the Philippines with approximately 66% of the total reported fixed lines in service nationwide as of June 30, 2003. Smart is the leading cellular service provider in the country, with approximately 46% of total reported cellular subscribers as of June 30, 2003. Piltel had approximately 13% of total reported cellular subscribers as of June 30, 2003. We have interests in the information and communications technology sectors, including VitroTM, an Internet data center, two call centers, namely Parlance and Vocativ, and Infocom, one of the leading ISPs in the Philippines.

Our common shares are listed on the Philippine Stock Exchange and our American Depositary Shares are listed on the New York Stock Exchange and the Pacific Exchange. We had a market capitalization of approximately Php108,345 million (US$1,974 million) as of September 30, 2003, representing one of the largest market capitalizations among Philippine-listed companies. For the year ended December 31, 2002, we had consolidated revenues, net loss and EBITDA of Php92,743 million (US$1,742 million), Php6,158 million (US$116 million) and Php26,587 million (US$499 million), respectively. See footnote 6 to the selected financial data table in “Item 3. Key Information — Selected Financial Data” for a quantitative reconciliation of EBITDA on a consolidated basis to income (loss) before minority interest in net income (losses) of consolidated subsidiaries.

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

On a consolidated basis, capital expenditures amounted to Php26,567 million, Php28,201 million and Php17,154 million in 2000, 2001 and 2002, respectively. Of these amounts, Php11,467 million, Php9,252 million and Php8,194 million were attributable to PLDT for 2000, 2001 and 2002, respectively, while Php14,573 million, Php17,961 million and Php7,564 million were spent by Smart for 2000, 2001 and 2002, respectively. The remaining balances were spent by our other subsidiaries, principally ePLDT and its subsidiaries.

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

PLDT and the following subsidiaries were all incorporated in the Philippines, except for PLDT Global, which was incorporated in the British Virgin Islands:

Name of Subsidiary/Investee	Principal Activity	Percentage of Ownership
		2000	2001	2002

Fixed Line
Clark Telecom	Telecommunications services	100.0	100.0	100.0
Subic Telecom	Telecommunications services	60.0	100.0	100.0
Smart-NTT Multimedia, Inc.	Data and network services	100.0	100.0	100.0
PLDT Global and subsidiaries	Telecommunications services	—	100.0	100.0
MaraTel	Telecommunications services	—	92.3	97.5

Wireless
Smart and subsidiaries	Cellular mobile services	100.0	100.0	100.0
Telesat	Satellite communications services	94.4	94.4	94.4
ACeS Philippines	Satellite phone services	95.1	93.7	93.7
Mabuhay Satellite	Satellite communications services	67.0	67.0	67.0
Piltel and subsidiaries	Cellular mobile and telecommunications services	57.6	45.3	45.3

Information and Communications Technology
ePLDT and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0	100.0

Fixed Line

We are the leading fixed line operator in the Philippines and the only company providing fixed line telecommunications service throughout the country. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. As of June 30, 2003 and December 31, 2002, we had approximately 2.1 million fixed lines in service for both periods. Revenues from our fixed line services accounted for 49% of our consolidated operating revenues for the year ended December 31, 2002.

We have a 5,400-kilometer long digital fiber optic backbone, which is supported by an extensive digital microwave backbone. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area. Our network offers the country’s most extensive connections to international networks through three international gateway switching exchanges, satellite systems and various regional submarine cable systems in which we have interests.

With a view to increasing fixed line revenues, we have recently introduced several new fixed line services, including Telesulit, a prepaid fixed line service, as well as new data and other network services, such as Shops.work, a network solution that allows electronic linking of retail stores; Brains, an integrated data network solutions package; and Hype, a two-way fixed line texting service.

Wireless

We provide cellular, satellite, VSAT and other services through our wireless business segment. Revenues from our wireless services accounted for 50% of our consolidated operating revenues for the year ended December 31, 2002.

We provide our cellular services through Smart and Piltel. Piltel offers cellular services using Smart’s GSM network under a revenue sharing agreement, acting principally as a reseller of Smart’s digital GSM capacity under its own branding and pricing strategy for voice and text messaging services. Our cellular revenues, including cellular handset sales, accounted for about 99% of our wireless business revenues in the year ended December 31, 2002. Smart is the leading cellular service provider in the Philippines, with approximately 8.1 million subscribers as of June 30, 2003, an increase of 19% from 6.8 million subscribers as of December 31, 2002, representing a market share of 46%. Piltel had approximately 2.2 million subscribers as of June 30, 2003, an increase of 22% from 1.8 million as of December 31, 2002, representing a market share of 13%. In the year ended December 31, 2002, the combined number of Smart’s and Piltel’s subscriber increased by 2.2 million, representing 58% of all cellular subscribers added by Philippines cellular operators in that period. In the six months period ended June 30, 2003, Smart added 1,317,703 subscribers and Piltel added 446,716 subscribers. Since 2000, the aggregate number of Smart’s and Piltel’s cellular subscribers has outnumbered our fixed line subscribers. As of June 30, 2003, the combined subscribers of Smart and Piltel outnumbered our fixed line subscribers by more than 5 to 1. As of June 30, 2003, Smart and Piltel had the largest and third largest cellular subscriber bases, respectively, in the Philippines.

Smart's and Piltel's cellular subscriber gains were predominantly attributable to their prepaid GSM services, which Smart introduced in September 1999 and Piltel introduced in April 2000. Approximately 98% of Smart's and Piltel’s combined subscribers were prepaid as of June 30, 2003. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market. The growth in our prepaid service has enabled us to increase and broaden our subscriber base rapidly while controlling credit risk and reducing billing and administrative costs on a per-subscriber basis.

Cellular revenues are derived mainly from various voice and data services and sales of handsets and phone kits. Usage revenues, which comprise all voice and SMS and text-related services, contributed 67% of total cellular revenues in 2002 while the balance of 33% is generated from handset and phone kit sales associated with new subscriber activations.

Our cellular subscriber growth has also been driven by SMS, a text messaging service on GSM networks, which was introduced in 1999. SMS is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. SMS has contributed significantly to the continued growth of our cellular data service revenues. During 2002, our SMS system handled 19,558 million outbound messages, an increase of 39% compared to 14,055 million outbound messages handled during 2001. During the first half of 2003, the volume of outbound messages handled by our SMS system was 10,768 million, a 40% increase over the 7,670 million outbound messages handled during the same period in 2002.

As of June 30, 2003, Smart's digital GSM network had 29 switching centers with a capacity of 11.7 million subscribers and 3,285 base stations covering 880 cities and municipalities, up from 2,777 base stations as of December 31, 2002, which covered 807 cities and municipalities. Piltel’s prepaid GSM service, Talk 'N Text, is also supported on this network.

Information and Communications Technology

We conduct our information and communications technology businesses through our wholly owned subsidiary ePLDT, which was incorporated in August 2000 and commenced commercial operations in February 2001. ePLDT is a broad based integrated information and communications technology company, focusing on infrastructure and solutions for Internet applications, Internet protocol based solutions and multimedia content delivery. ePLDT’s principal activities are:

•         the operation of an Internet data center under the brand name Vitro™;

•         two wholly-owned call centers, Vocativ and Parlance; and

•         Infocom, an ISP.

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, as described in “— Business — Information and Communications Technology — Infrastructure and Services — Other Investments” below.

As a new business, revenues from our information and communications technology services accounted for 1% of our consolidated operating revenues in 2002.

Strengths

We believe our business is characterized by the following competitive strengths:

•         Recognized Brands. PLDT and Smart are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for over 70 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. Piltel’s Talk 'N Text brand, which is provided using Smart’s GSM network, has also gained significant recognition.

•         Leading Market Shares. With over 12 million subscribers as of June 30, 2003, we have the leading market position in both the fixed line and cellular markets in the Philippines. ePLDT’s subsidiary, Infocom, is one of the leading ISPs in the Philippines.

•         Diversified Product Mix. We have reduced our dependence on our long distance business, which accounted for approximately 20% of our consolidated operating revenues in 2002, compared to 25% in 2001 and 39% in 2000. Our wireless business has become a significant revenue contributor, accounting for 50%, 42% and 25% of our total operating revenues in 2002, 2001 and 2000, respectively. We currently generate the balance of our operating revenues from a range of products, including local exchange services, and data and other network-based services.

•         Advanced Integrated Network. With one of the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. We are enhancing the capabilities of our fixed line and wireless networks to allow us to better exploit this competitive strength and achieve higher levels of network efficiency in providing voice and data services.

•         Innovative Products and Services. We have successfully introduced a number of innovative and award-winning cellular products and services, including Smart zedä, Smart Money, addict mobile and SmartLoad. We have likewise launched new fixed line services, including Telesulit, a prepaid fixed line service; Hype, a two-way fixed line texting service; and data and other network services such as Brains, a data network solutions package, and Shops.work, a network solution that allows electronic linking of retail stores.

•         Strong Strategic Relationship. We have an important strategic relationship with NTT Communications. The technological support, international experience and management expertise made available to us through this strategic relationship enhance our market leadership and ability to provide and cross-sell a more complete range of products and services.

Strategy

The key elements of our business strategy are:

•         Build on our leading positions in the fixed line and cellular businesses. We plan to build on our position as the leading provider of fixed line service in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost. We plan to build on our position as the leading wireless service provider in the Philippines by continuing to introduce new products and services to increase our subscribers’ use of our network for both voice and data, as well as their reliance on our services. We also plan to further increase the capacity and expand the geographic reach of our cellular network as well as to improve our service quality and indoor coverage.

•         Capitalize on our strength as an integrated provider of telecommunications services. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services between voice and data and fixed line and cellular. We are also lowering our costs by integrating the operations of our different businesses.

•         Strengthen our leading position in the data transmission market. Recognizing the significant growth potential of data and other network services, including Internet-based services, and their increasing importance to PLDT’s overall business strategy, we are emphasizing the development of our data and network business segment to address the needs of large corporations, small and medium-sized enterprises and retail customers. We have launched a variety of products and services, including digital leased lines, frame relay and other packet-based data services. We are progressively introducing asymmetric digital subscriber line, or ADSL, technology to our network.

•         Strengthen our financial position. We are engaged in a number of initiatives to strengthen our financial position. We are working to increase our cash flow available for debt reduction by containing our operating costs, reducing capital expenditures and capping investments in subsidiaries. In December 2002 and June 2003, Smart paid cash dividends to PLDT. We will continue to seek dividend payments from Smart to supplement PLDT’s cash flows available for debt reduction.

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

The following table summarizes key measures of our local exchange service segment as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002

Number of PLDT local exchange lines in service	1,915,985	2,075,109	2,092,539
Growth rate	9%	8%	1%
Number of PLDT employees	13,285	12,915	12,131
Number of local exchange lines in service per employee	144	161	172
Consolidated local exchange revenues (in millions)	Php18,671	Php21,356	Php21,345
Growth rate	18%	14%	––
Local exchange revenues as a percentage of total operating revenues	31%	27%	23%

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

Launched in August 2000, Teletipid is the Philippines’ first prepaid fixed line service. Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, Teletipid now forms an important part of PLDT’s overall churn and credit risk exposure management and subscriber retention strategy. In February 2002, PLDT launched a premium variant to Teletipid under the brand name Telesulit. As of December 31, 2002, we had 121,054 active Teletipid subscribers and 121,973 active Telesulit subscribers, which together represented 12% of our total fixed lines in service. For more information on Teletipid and Telesulit, see “Item 5. Operating and Financial Review and Prospects –– Results of Operations — 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — Local Exchange Service” and “— Results of Operations— 2001 Compared to 2000 — Consolidated Operating Revenues — Fixed Line — Local Exchange Service.”

As of June 30, 2003, PLDT had 2,060,437 fixed lines in service, of which 111,513 were active Teletipid subscribers and 149,991 were active Telesulit subscribers. The combined Teletipid and Telesulit subscribers represented 13% of our total fixed lines in service.

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

PLDT adjusts its monthly local exchange service rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to us by the NTC, PLDT is permitted to increase and are required to decrease these rates by 1% for every Php0.10 change in the exchange rate relative to a base exchange rate of Php11 to US$1.00. During 2002, PLDT implemented 13 upward and six downward adjustments in our monthly local exchange service rates.

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

The following table shows certain information about our international long distance business as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002

Total PLDT call volumes (million minutes)(1)	2,378	2,814	2,576
Growth rate	102%	18%	(8%)
Inbound call volumes (million minutes)	2,237	2,648	2,409
Growth rate	115%	18%	(9%)
Outbound call volumes (million minutes)	141	166	167
Growth rate	5%	18%	1%
Inbound-outbound call ratio	15.9:1	16.0:1	14.4:1
Consolidated international long distance revenues (in millions)	Php13,223	Php11,701	Php10,636
Growth rate	(11%)	(12%)	(9%)
International long distance revenues as a percentage of total operating revenues	22%	15%	11%

_____________

(1)    Call volumes for the years ended December 31, 2000 and 2001 have been restated to conform with our 2002 financial statement presentation, which includes interconnection traffic.

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

Since 2001, we have become more selective in accepting incoming traffic from some carriers, particularly second and third tier international carriers. In addition, we adopted a policy in 2001 requiring prepayment from certain second and third tier international carriers as a prerequisite for accepting their incoming traffic. For a description of this policy, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — International Long Distance Service.”

We are also pursuing a number of other initiatives to further strengthen our inbound business. We earn incremental revenues from foreign carriers by using our fiber optic submarine cable capacity to offer least cost call routing and regional hubbing. We also provide “carrier’s carrier service” to new and emerging domestic and foreign service providers, including transit service that enables carriers to complete calls to countries to which they do not have a direct connection, and Internet telephony. We have formed PLDT Global to establish our presence in several countries in North America, Europe and Asia. Through arrangements with local carriers in these countries, we aggregate inbound call traffic to the Philippines at our points of presence and, using our capacity in submarine cable systems connected to each point of presence, transmit calls to our network. We believe this strategy will help us mitigate the effect of rapidly declining accounting and settlement rates for inbound traffic, maximize the use of our existing international facilities, collect inbound international traffic at their sources and develop alternative sources of revenues such as carrying traffic without routing through the Philippines.

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

On March 10, 2003, the International Bureau of the U.S. FCC issued an Order on petitions filed separately by AT&T and MCI requiring all U.S. carriers providing direct facilities-based service on the U.S.-Philippines route to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issues a public notice that AT&T’s circuits on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.- international routes approved for the provision of International Simple Resale. In response to the Order of the International Bureau of the U.S. FCC, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.” On April 9, 2003, we filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order. On April 24, 2003, AT&T and MCI filed Oppositions to our application for review of the International Bureau’s March 10, 2003 Order and on May 5, 2003, we filed our reply to these Oppositions. Our revenues derived from international long distance calls have not been materially adversely affected by the Order of the International Bureau of the U.S. FCC because most of the facilities-based traffic originating in the United States is being re-routed through circuits of third parties not subject to the Order. See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Our results of operations have been, and may continue to be, adversely affected by lower U.S. dollar revenues caused by declining international termination rates and competition in international long distance service”, “Item 5. Operating and Financial Review and Prospects — Other Information — U.S. FCC Proceeding on Termination Rates”, “Item 8. Financial Information — Legal Proceedings — U.S. FCC Proceeding on Termination Rates” and Note 29 to our financial statements in Item 18 for further discussion.

Effective February 2001, PLDT reduced its IDD rates for retail customers from US$0.49 per minute for off-peak hours and US$0.69 per minute for peak hours to a flat rate for retail customers of US$0.40 per minute applicable to all call destinations at any time and any day of the week. Additionally, in November 2001, PLDT introduced Budget Card, a prepaid call card offering a reduced IDD rate of US$0.24 per minute for calls to the United States, Canada and Hawaii. Budget Cards are sold in denominations of Php200, which must be used within 24 hours of activation.

National Long Distance Service

Overview

Our national long distance services are provided primarily through PLDT. This service consists of voice services for calls made by our fixed line customers outside of their local service areas within the Philippines and access charges paid to us by other telecommunications car iers for calls carried through our backbone network and/or terminating to our fixed line customers.

The following table shows our national long distance call volumes and revenues as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002

Total PLDT call volumes (million minutes)	3,255	2,756	2,145
Growth rate	15%	(15%)	(22%)
Consolidated national long distance revenues (in millions)	Php10,436	Php8,500	Php7,818
Growth rate	3%	(19%)	(8%)
National long distance revenue as a percentage of total operating revenues	17%	11%	8%

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

In 2001, PLDT entered into new interconnection agreements with local exchange carriers and cellular operators. In May 2001, PLDT entered into a new interconnection arrangement with the majority of other local exchange carriers, pursuant to which the originating carrier pays (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network and (2) an access charge of Php1.00 per minute to the terminating carrier. In addition, effective January 2002, access charges being paid by PLDT to cellular operators were reduced to Php4.50 per minute from Php6.50 per minute it paid for the period from July to December 2001. Prior to July 2001, PLDT was paying access charges ranging from a low of Php7.69 per minute to a high of Php10.94 per minute for calls terminating to cellular subscribers, depending on whether the calls were local or long distance. We adopted simplified pricing plans and amended our interconnection agreements with cellular operators with a view to maximizing revenues of our national long distance service. PLDT still maintains revenue-sharing arrangements with a few other local exchange carriers, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity. For more information on these interconnection arrangements, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — National Long Distance Service.”

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

The upgrading of our network in recent years through the completion of our domestic fiber optic backbone has enabled us to offer a growing range of value-added and broadband services. With this and other technological upgrades, our infrastructure is being developed from a traditional voice facility to a new packet-switched and Internet-based network that allows faster transmission of voice, video and data. Data services we currently provide include:

•         traditional bandwidth service — high-speed point-to-point domestic and international digital leased line services;

•         broadband/packet-based/Internet protocol-based services — frame relay, ATM, Internet protocol virtual private network, or IP-VPN, digital subscriber line, or DSL, Internet gateway and wholesale digital signal level 3, or DS3; and

•         other packet-based switching services — Datapac and integrated services digital network, or ISDN.

The foregoing services are used for the following:

•         domestic and international communication;

•         broadband data transmission services that transmit data over a range of frequencies and/or bandwidth into several narrower bands;

•         Internet exchange services that provide ISPs with a primary connection to the global Internet to exchange local traffic generated within the Philippines;

•         private networking services that use the public Internet as a backbone for private interconnection between different locations;

•         switch-based services, provided through a fixed bandwidth transmission facility, that allow establishment of a dedicated connection for the duration of the call; and

•         international packet-based services, provided through bilateral arrangements and global alliances that integrate voice, video and data.

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

In 2001, PLDT substantially increased the capacity of our I-Gate network by 110 megabits per second to 155 megabits per second to meet increased demand for broadband Internet access. I-Gate is our Internet gateway service that provides high-speed access to the global Internet. With the activation in December 2001 of the Asia Pacific Cable Network 2, of which PLDT is a part owner, we have further increased I-Gate’s capacity to 290 megabits per second as of October 31, 2002. By the end of 2002, we increased I-Gate’s capacity by 155 megabits per second, making it the biggest terrestrial Internet connection in the Philippines.

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

In May 2002, PLDT launched a pay-per-use dial-up Internet service under the brand name PLDT Vibe, which is available on a postpaid or prepaid basis to PLDT’s fixed line subscribers. Charges for this service are Php0.25 per minute for off-peak hours, which are from 10:01 p.m. to 6:00 a.m., and Php0.50 per minute for peak hours, which are from 6:01 a.m. to 10:00 p.m. With the launch of PLDT Vibe, PLDT now offers two residential Internet service packages targeting separate markets — PLDT Vibe for light to medium Internet users and myDSL broadband for heavy Internet users. As of December 31, 2002, the number of PLDT’s postpaid fixed line subscribers that signed up for PLDT Vibe was 60,878, while the number of subscribers to PLDT DSL and myDSL broadband service reached 10,896. As of June 30, 2003, the number of PLDT’s postpaid fixed line subscribers that signed up for PLDT Vibe was 84,566 while the number of subscribers to PLDT DSL and myDSL broadband service rose to 14,579 as of June 30, 2003.

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

The following table summarizes key measures of our cellular business as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002
Cellular subscriber base	3,515,293	6,368,850	8,599,306
Smart	2,858,479	4,893,844	6,825,686
GSM	2,331,005	4,641,666	6,825,686
Prepaid	2,263,322	4,569,616	6,649,038
Postpaid	67,683	72,050	176,648
Analog/ETACS (1)	527,474	252,178	—
Prepaid(2)	282,529	87,429	—
Postpaid	244,945	164,749	—
Piltel	656,814	1,475,006	1,773,620
GSM—Prepaid(3)	368,578	1,329,326	1,773,620
Analog/CDMA(1)	288,236	145,680	—
Prepaid	200,042	76,473	—
Postpaid	88,194	69,207	—
Growth rate of cellular subscribers	137%	81%	35%
Smart	179%	71%	39%
GSM	1,119%	99%	47%
Analog/ETACS	(37%)	(52%)	(100%)
Piltel	44%	125%	20%
GSM—Prepaid(3)	100%	261%	33%
Analog/CDMA	(37%)	(49%)	(100%)
Cellular revenues (in millions)	Php14,017	Php32,835	Php45,565
Service (4)	9,255	19,820	30,583
Handset sales	4,762	13,015	14,982
Percentage of cellular revenues to total operating revenues	23%	41%	49%

_____________

(1)       In December 2002, Smart closed down its analog/ETACS network. In 2001, Piltel recognized impairment losses in respect of its AMPS/CDMA network.

(2)       Prior to October 2000, Smart’s prepaid analog subscribers were classified as inactive if they had not reloaded for at least three months. In October 2000, Smart changed its disconnection policy with respect to prepaid analog subscribers, eliminating the “inactive” classification and adopting the same disconnection periods applicable to its prepaid GSM subscribers.

(3)       Represents Talk ‘N Text, a prepaid GSM service provided by Piltel using Smart’s GSM network. Piltel’s GSM revenue is net of service fees payable to Smart for using Smart’s GSM network. Piltel does not offer postpaid GSM service.

(4)       Refers to GSM and analog voice and data revenues.

Service Plans. We market nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile and Talk 'N Text.

Smart Buddy is a prepaid service while Smart Gold and addict mobile are postpaid services. These three services are provided through Smart’s digital GSM network. Of Smart’s total cellular subscribers as of December 31, 2002, 97% were Smart Buddy prepaid subscribers and 3% were Smart Gold postpaid subscribers. addict mobile was introduced in April 2003. Talk ‘N Text is a prepaid service provided using Smart’s GSM network marketed by Piltel pursuant to a facilities service agreement between Smart and Piltel. Before Smart decommissioned its analog enhanced total access communications system, or ETACS, network in December 2002, it had also offered analog prepaid and postpaid services under the brand names BillCrusher and PriceBuster, respectively. Prior to 2002, Piltel had also offered analog prepaid and postpaid services under the brand names Phone Pal and Mobiline, respectively.

As of December 31, 2002 and June 30, 2003, Smart’s and Piltel’s combined cellular subscribers reached 8,599,306 and 10,363,725, respectively. Notably, the aggregate of Smart’s and Piltel’s cellular subscribers has outnumbered our fixed line subscribers since 2000. As of December 31, 2002, the combined subscribers of Smart and Piltel outnumbered our fixed line subscribers by more than 4 to 1. As of December 31, 2002, Smart had 6,825,686 subscribers, of which 6,649,038 were Smart Buddy prepaid subscribers and 176,648 were Smart Gold postpaid subscribers. Smart’s prepaid and postpaid subscribers increased to 7,920,447 and 222,942, respectively, for a total of 8,143,389 subscribers, as of June 30, 2003. As of December 31, 2002 and June 30, 2003, Piltel’s Talk ‘N Text subscribers reached 1,773,620 and 2,220,336, respectively. Piltel does not offer postpaid GSM service.

SMS and Other Value-added Services. Our cellular subscriber growth has been driven by SMS, a text messaging service on GSM networks, which was introduced in 1999. SMS is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and cost-efficient alternative to voice and e-mail based communications. Strong volume growth in SMS contributed significantly to our cellular revenue growth in 2002. The total volume of outbound messages handled by our SMS system during 2002 increased by 39% to 19,558 million from 14,055 million outbound messages handled during 2001. During the first half of 2003, our SMS system handled 10,768 million outbound messages, a 40% increase over the 7,670 million outbound messages handled during the same period in 2002.

Our value-added services are primarily based on SMS technology. We offer value-added services such as voice mail, information-on-demand, which is a service that allows subscribers to order information from our content providers whenever desired, mobile banking and TextMail, which is a service that allows subscribers to send and receive text messages through their personal computers, and location-based services. Since 2000, we have launched the following major value-added cellular services:

•         Smart zed™, a partnership with international cellular operator Sonera zed Ltd. of Finland, enables subscribers to personalize their information requirements not only as to the types of information required but also when the information is required. Sonera zed Ltd. has introduced a single platform that provides access to local and global information through SMS or wireless application protocol;

•         Mobile Banking, launched in collaboration with various banks, allows subscribers to execute banking transactions, such as balance inquiries and transfers, over their mobile telephones; and

•         Smart Money, launched in conjunction with MasterCard, enables subscribers to pay for their purchases by transferring money from their bank accounts to their Smart Money cards as well as reload their prepaid cards electronically.

Value-added services offered through Talk 'N Text include group text messaging, or Team TEXT, balance inquiry via text, cell-to-cell instant reload that enables subscribers to reload their accounts through their handsets, and information-on-demand through the zed™ service.

Smart and Piltel have a number of interactive activities, such as text games and chat services, developed on their own platforms.

Smart Money was cited as the “Best Product Innovation” by MasterCard International and the “Most Innovative GSM Wireless Service for Customers” at the 3rd GSM World Congress held in Cannes, France in March 2001.

Due to the high level of SMS usage, we believe that the Philippine market is well suited for text-based informational and e-commerce services. Our current approach is to continue maximizing our GSM, or 2G, services. We also offer General Packet Radio Service, or GPRS or 2.5G, to service increased demand for bandwidth-intensive applications. GPRS allows data transfer at an average speed of up to 115 kilobits per second. In addition, we are in the process of upgrading our network to Enhanced Data rates for GSM Evolution, or EDGE. EDGE is a technology that would further increase the speed and data capability of our GSM network.

Rates

Smart Buddy and Piltel’s Talk ‘N Text prepaid cards are sold in denominations of Php300, Php500 and Php1,000, which include 33, 83 and 250 free SMS text messages, respectively. The stored value of a prepaid card remains valid for a period of two months from the time a subscriber activates the card. On May 11, 2003, Smart Buddy and Talk 'N Text launched SmartLoad, an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to Smart Buddy and Talk ‘N Text subscribers. These “over-the-air” reloads, which have both voice and text functions, are packaged in smaller denominations of Php30, Php60 and Php115, but have shorter validity periods of 3 days, 6 days and 12 days, respectively. A Php200 denomination load with a one-month validity period was added on July 11, 2003. We had also previously offered PureTxt 100, a Php100-denominated prepaid card offering a text-only service designed as an alternative for Smart Buddy and Talk ‘N Text subscribers who may have temporarily been unable to afford the Php300-denominated card. PureTxt 100 cards came with a free allocation of ten text messages and were valid for one month. Like PureTxt 100, we believe that SmartLoad will encourage subscribers to stay within our network, instead of churning and re-subscribing at a later time. We have ceased the production and sale of PureTxt 100 cards due to the launching of SmartLoad.

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

Smart Gold subscribers may choose from any of the subscription plans set forth in the table below:

Plan	Free SMS Text Messages(1)	Free Air time (in minutes)	Monthly Service Fee (in pesos)(2)	Rate for SMS Text Messages (pesos per message)	Smart to Smart Call Rate (Peak/Off Peak) (pesos per minute)(3)	Smart to Fixed Line/Other Cellular Local Call Rate (Peak/Off Peak) (pesos per minute)(4)	NDD Rate (Peak/Off Peak) (pesos per minute)(5)	NDD Rate (Peak/Off Peak) (pesos per minute)(6)

Gold Rave	500	20	500	1.00	7.50/3.00	8.00/4.00	11.00/7.00	9.50/5.00
Gold Standard	225	85	600	1.00	7.00/3.00	7.50/4.00	10.50/7.00	9.00/5.00
Gold Pick	350	100	800	1.00	7.00/3.00	7.50/4.00	10.50/7.00	9.00/5.00
Gold Choice	390	235	1,335	0.50	6.50/2.00	7.00/4.00	10.00/6.00	8.50/4.00
Gold Select	500	390	1,995	0.50	5.00/2.00	6.50/4.00	9.50/6.00	7.00/4.00
Gold Premium	800	600	2,665	0.50	4.00/2.00	5.00/4.00	8.00/6.00	6.00/4.00
Gold Elite	650	750	3,500	0.50	4.00/2.00	5.00/4.00	8.00/7.00	6.00/4.00

_____________

(1)     Applies only to point-to-point text messages sent within Smart’s network and does not apply to SMS-based value-added services.

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

Smart is permitted to adjust its cellular air time and national direct dial rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to Smart by the NTC, Smart is permitted to increase and is required to decrease its air time and national direct dial rates by 1% for every Php0.25 change in the exchange rate relative to a base rate of Php24.726 to US$1.00. However, Smart has not implemented any foreign currency adjustments to its rates since November 4, 1998 because of the concern that increased rates may result in decreased usage by its subscribers.

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

Charges for point-to-point text messages beyond the allotted free text messages are as follows:

•         for Smart Buddy and Talk ‘N Text subscribers, Php1.00 per message; and

•         for Smart Gold and addict mobile subscribers, Php0.50 or Php1.00 per message, depending on air time plan, as listed in the table above.

Smart and Talk ‘N Text subscribers pay for SMS-based value-added services, as follows:

•         Php15.00 per message for international text for Smart Buddy and Talk ‘N Text subscribers and Php10.00 per message for international text for Smart Gold and addict mobile subscribers;

•         Php2.50 per message for e-text and information-on-demand services, such as news, stock and entertainment updates;

•         Php15.00 for downloading ringtones and logos; and

•         Php2.50 per Mobile Banking and Smart Money transaction, such as balance inquiry and fund transfer.

For multimedia messaging service, or MMS, and wireless application protocol, or WAP, services, the charges are as follows:

•         Php5.00 per person-to-person MMS still and animated images;

•         Php15.00 per download of pictures, greeting cards, polyphonic ring tones and traffic shots;

•         Php2.50 per transaction when surfing on the Smart WAP portal; and

Except for Mobile Banking and Smart Money, which it does not offer, Talk ‘N Text charges the same rates for value- added services as those charged by Smart. For voice mail retrieval, Smart Buddy, Smart Gold and addict mobile subscribers are charged Php8.00 per minute during peak hours and Php4.00 per minute during off-peak hours. For voice mail retrieval, Talk ‘N Text subscribers are charged a flat rate of Php4.00 per minute.

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

Mabuhay Satellite

We currently own 67% of Mabuhay Satellite, which is engaged in the control and operation of the Agila II satellite. Agila II, which is the Philippines’ first communications satellite, commenced commercial operations in January 1998. Mabuhay Satellite leases satellite space segments in both the C and Ku bands on the Agila II. Through the Agila II, Mabuhay Satellite also offers Internet backbone access, video and data broadcasting, and bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region.

See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Investments” and Note 9 to our consolidated financial statements in Item 18 for a discussion of the re-measurement of our investment account in Mabuhay Satellite.

Telesat

We currently own 94.4% of Telesat, which operates a nationwide communications satellite network using VSAT technology. Telesat offers voice, facsimile and data transmission services throughout the Philippines, including areas that are underserved or unserved by local fixed line operators.

Using VSAT technology, we also provide the following services:

•         point-to-multipoint data transmission services, usually for intercompany communication for corporate customers;

•         private point-to-point service; and

•         connectivity for the cell sites of our wireless network in outlying locations.

We lease transponder capacity on the Agila II to provide VSAT services.

ACeS Philippines

PLDT and Piltel currently own 88.5% and 11.5% , respectively, of ACeS Philippines, which commenced commercial operation on January 1, 2002 and operates telecommunications gateway equipment for fixed satellite phone services. ACeS Philippines owns approximately 20.23% of ACeS International Limited, or AIL, which aims to develop and implement a satellite-based communications system to provide services to users in the Asia-Pacific region through the Garuda I satellite. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that will allow ACeS Philippines’ subscribers to access GSM terrestrial cellular systems in addition to the ACeS Philippines’ system.

In 2001, we made impairment provisions in respect of our investment in AIL and ground station equipment of ACeS Philippines in relation to the business of AIL, as described in “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Impairment of Long-Lived Assets” and Notes 4, 8 and 9 to our consolidated financial statements in Item 18 for a further discussion.

Revenue

Our satellite and VSAT service revenues consist of:

•         lease payments from the rental of Mabuhay Satellite’s C-band and Ku-band transponders;

•         revenues generated from Telesat’s nationwide satellite network; and

•         revenues generated from ACeS Philippines’ satellite phone service.

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

Information and Communications Technology

We conduct our information and communication technology businesses through our wholly-owned subsidiary, ePLDT, which was incorporated in August 2000 and commenced commercial operations in February 2001. ePLDT is a broad based integrated information and communications technology company, focusing on infrastructure and solutions for Internet applications, Internet protocol based solutions and multimedia content delivery. ePLDT’s principal business activities are:

•         the operation of an Internet data center under the brand name Vitro™;

•         two wholly-owned call centers, namely Vocativ and Parlance; and

•         Infocom, an ISP.

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, as described in “–– Infrastructures and Services — Other Investments” below.

As a new business, revenues from our information and communications technology services accounted for approximately 1% of our consolidated operating revenues in 2002.

Infrastructures and Services

Data Center

ePLDT’s Vitro™ is one of the Philippines’ first Internet data centers. The Philippine Board of Investments granted Vitro™ pioneer status, which entitles us to tax and other governmental incentives. Vitro™ is a CISCO-certified co-location service provider. Vitro™ provides co-location, web and server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection and Internet protocol security services, as well as firewall and managed firewall services.

Internet Service

In December 2001, we transferred to ePLDT our 99.6% interest in Infocom, one of the country’s leading ISPs. Infocom offers consumer prepaid Internet access under the name WarpSpeed and postpaid Internet access; dedicated dial-up and multi-user dial-up corporate leased lines; broadband Internet access through DSL and cable; and website consulting, development and hosting.

Call Centers

ePLDT is focused on developing its call center services business, which capitalizes on our network resources and the availability of English-speaking labor in the Philippines. The call center service business is being undertaken through the following subsidiaries of ePLDT:

•         Parlance, a wholly-owned subsidiary of ePLDT, which operates a dedicated call center facility capable of accommodating 520 seats. Pursuant to a guaranteed three-year contract with one of the largest direct-to-home satellite service providers in the United States, Parlance operates and manages the facility exclusively for its client to provide customer support and billing services. Parlance commenced commercial operations in June 2002; and

•         Vocativ, a wholly-owned subsidiary of ePLDT, which operates a call center facility capable of accommodating 500 seats, which can be expanded to 750 seats. Pursuant to a ten-year supplier-purchaser agreement with a global provider of customer relationship management services, Vocativ operates and manages the call center facility exclusively for this provider’s clients. Vocativ commenced commercial operations in April 2002.

ePLDT sold its entire interest in Contact World on June 30, 2003. Contact World, a joint venture with Salmat Pty Limited of Australia, was 51%-owned by ePLDT.

Other Investments

ePLDT also has investments in several other Internet-related businesses, including:

•         100% interest in mySecureSign, Inc., which issues VeriSign digital certificates in the Philippines for e-commerce transactions;

•         100%-owned subsidiary, iPlus Intelligent Network, Inc., which provides IT helpdesk/contact center solutions;

•         20.5% interest in BayanTrade Dotcom, Inc., a business-to-business exchange established together with six of the Philippines’ leading conglomerates;

•         debt securities convertible into a 40% interest in Netopia, a leading branded chain of Internet cafes in the Philippines; and

•         22.5% interest in convertible securities of Stradcom International Holdings, the parent company of Stradcom Corporation, which has an existing concession agreement with the Philippine government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems.

In addition, we held convertible notes issued by Unilink Communications Corporation, or Unilink, which owns 100% of the shares of The Philippine Home Cable Holdings, Inc. or Home Cable, the Philippines’ second largest cable television operator by subscriber number. The notes are convertible into shares of Unilink and/or exchangeable for shares of Home Cable. However, because Philippine law currently prohibits direct or indirect foreign ownership of equity in broadcast companies, we could not convert or exchange our convertible notes into Unilink or Home Cable equity. Mediaquest Holdings, Inc., a company wholly-owned by PLDT’s Beneficial Trust Fund, owns all of the shares of Unilink. Unilink has pledged all of its shares in Home Cable to a group of lenders as security for a loan of Home Cable. As of December 31, 2001, we provided for a full impairment charge against our investment in the Unilink convertible notes amounting to Php2,052 million due to an other than temporary decline in value of the investment. In June 2003, PLDT assigned and ceded unto the PLDT Beneficial Trust Fund, or BTF, all of its rights, interest and participation in respect of its investment in convertible notes of Unilink with a nil fair value of zero and effectively for zero consideration under U.S. GAAP. In addition, PLDT also ceded its rights, interest and participation to certain other assets unrelated to Unilink for and in consideration of partial payment of the contributions which PLDT is required to make to the BTF under PLDT’s employee benefit plan.

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

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment on customers’ premises, local access lines connecting customers to exchanges, referred to as “outside plant,” inter-office lines connecting exchanges, and long distance transmission equipment.

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

In November 1998, we completed our domestic fiber optic backbone, the country’s first telecommunications network using fiber optics in delivering voice, video, data, and other broadband and multimedia services nationwide. Constructed at a total cost of US$188 million, our fiber optic network employs synchronous digital hierarchy technology to improve network performance and reduce operating costs. Our network is composed of in-land and submarine cable installations and is configured in six self-healing rings and an extension link, allowing route delivery even in the event of link failures. It has an initial transmission speed of 2.5 gigabits per second and is connected directly to five existing international submarine cable systems.

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

Wireless Network Infrastructure

Cellular

Through Smart, we operate a digital GSM network, which as of June 30, 2003, consists of 29 mobile switching centers with a capacity for approximately 11.7 million subscribers and 15 messaging centers capable of processing 314 million messages per day. To meet the growing demand for cellular services, Smart has implemented an extensive deployment program for its GSM network. In the first half of 2003, Smart added 508 base stations to its nationwide cellular network, bringing Smart’s total GSM base stations in operation to 3,285. Smart previously operated an analog/ETACS network, which it closed down in December 2002. Piltel’s cell sites decreased to six as of June 30, 2003 from 36 as of December 31, 2002 as it ceased to offer its analog/CDMA service at the end of 2002.

Smart and Piltel have been co-locating their cell sites where their base stations are installed. As of June 30, 2003, 19 of Smart’s mobile switching centers and 63 of Smart's cell sites are housed in our complexes while 224 cell sites are co-located on Piltel properties. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.

In December 2002, Smart acquired certain assets comprising a portion of PLDT’s digital fiber optic cable loops from Luzon to Mindanao and certain related equipment.

We are in the process of upgrading our network to EDGE technology to further increase the speed and data capability of our GSM network.

Satellite and VSAT

Mabuhay Satellite controls and operates the Agila II satellite, which has 30 C-band transponders and 24 Ku-band transponders covering the Asia-Pacific region, the Indian subcontinent and Hawaii. Of the 54 transponders, four C-band transponders are owned by Loral Cyberstar, Inc. of the United States and PSN of Indonesia while six have restricted usage. Through Agila II, Mabuhay Satellite offers Internet service, video and data broadcasting, and bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region. In December 2000, Agila II joined the U.S. FCC’s “Permitted Space Station” list, which permits U.S. owned and operated earth stations in Hawaii to access Agila II for transpacific telecommunications, data, video and Internet-over-satellite traffic and vice versa.

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

Interconnection Agreements

Since the issuance of E.O. No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers’ networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and cellular carriers. On April 6, 2001, July 2, 2001 and July 10, 2001, PLDT signed separate amended interconnection agreements with PAPTELCO, Smart and Globe, respectively.

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

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which expire at various times between now and 2028. PLDT’s CPCNs to provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expire in 2003. Although some of PLDT’s CPCNs and provisional authorities have already expired, PLDT filed timely applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned. PLDT expects that the NTC will grant these extensions; however, we cannot assure you that this will occur. The period of validity of some of PLDT’s CPCNs that will expire on November 28, 2003, co-terminus with the term of its previous franchise under Republic Act No. 6146, has been extended further by the NTC to November 28, 2028, co-terminus with PLDT’s current franchise under Republic Act No. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 are now pending with the NTC. See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises and rates.”

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

Operators of international gateway facilities and cellular telephone operators, pursuant to E.O. No. 109, are required to install a minimum number of local exchange lines. Of these new lines, operators are required to install one rural exchange line for every ten urban exchange lines installed. Smart and Piltel were required to install 700,000 and 400,000 lines, respectively, and each has received a certificate of compliance from the NTC.

PLDT, Smart and Piltel are required to pay various permit, regulation and supervision fees to the NTC. PLDT, Smart and Piltel are currently engaged in disputes with the NTC over some of the assessed fees. For more information on the disputes involving PLDT, see “Item 8. Financial Information — Legal Proceedings — NTC Fees.”

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

Piltel has also been assessed by the NTC for deficiency supervision and regulation fees. Based on the latest computation of deficiency supervision and regulation fees received from the NTC, which is dated as of September 30, 2002, the total amount assessed on Piltel stands at Php640 million, including penalty fees amounting to Php275 million. Piltel has protested the assessments in good faith. Piltel continues to make payments for which it believes are properly due to the NTC. On September 30, 2002, Piltel made a payment to the NTC under protest in the amount of Php9.1 million.

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges of at least 30% of its aggregate common stock by the later of the following:

•         the fifth anniversary of the date the law became effective; and

•         the fifth anniversary of the date of the entity’s commencement of commercial operations.

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

Local Exchange Service

The concerted nationwide local exchange line build-out by new entrants in recent years, as mandated by the Philippine government, significantly increased the number of fixed lines in service in the country and resulted in wider access to basic telephone service. The growth of the fixed line market has considerably weakened due to the surge in demand for cellular services and the general sluggishness of the national economy. Nevertheless, we have sustained our leading position in the fixed line market on account of PLDT’s extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market are Digitel, BayanTel and Globe.

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

With respect to inbound calls into the Philippines, we compete with other service providers primarily through pricing. For example, we adopted the U.S. FCC benchmark accounting rate of US$0.38 per minute for inbound international calls, which represented a settlement rate of US$0.19 per minute, one year ahead of the target date of January 1, 2001, and reduced our average termination rates progressively through 2002. This provided us with increased flexibility to terminate more U.S. traffic into the Philippines, minimize unauthorized traffic termination through international simple resale operations and recover traffic lost due to bypass routings. We have also established points of presence in key cities overseas to capture traffic at its source, maximize the use of our international facilities and develop alternative sources of revenue. Effective February 1, 2003, after lengthy negotiations with approximately 100 telecommunications operators around the world, we increased the termination rate with carriers accounting for a substantial portion of our international inbound traffic terminating on its fixed line network to US$0.12 per minute. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. In addition, Smart implemented an increase in its international termination rates to US$0.16 per minute effective February 1, 2003 for calls terminating on its cellular network. See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Our results of operations have been, and may continue to be, adversely affected by lower U.S. dollar revenues caused by declining international termination rates and competition in international long distance service” and “Item 8. Financial Information –– Legal Proceedings –– U.S. FCC Proceeding on Termination Rates.” As of June 30, 2003, most of the other major international gateway operators in the Philippines have also independently negotiated increases in their average termination rates. It is still too early to determine, whether we will subsequently experience significant price competition at termination rates substantially below US$0.12 per minute.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and cellular businesses, which are the origination points of outbound international calls. We have also introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers

National Long Distance Service

Since 2000, our national long distance service business has been negatively impacted by the growing number of cellular subscribers in the Philippines and the widespread availability and growing popularity of alternative economical non-voice methods of communication, particularly SMS and e-mail.

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

Consistent with industry practice and our churn management efforts, we "lock" the handsets we sell to our subscribers, rendering them incompatible with SIM cards issued by our competitors. However, our subscribers may have their handsets “unlocked” by unauthorized parties, for a nominal fee, and purchase new SIM cards from competing operators. “Unlocking” does not involve significant cost. In addition, switching to another cellular operator would result in a change of the subscriber’s cellular telephone number.

We expect competition to increase in the future as new competitors enter the cellular telecommunications market. On March 29, 2003, Digitel launched its cellular service under the brand name Sun Cellular. Moreover, in January 2002, the Supreme Court reinstated BayanTel’s license to provide cellular telecommunications service.

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

As of December 31, 2002, our principal properties, excluding property under construction, consisted of the following, based on book value:

•         46% consisted of cable and wire facilities, including our domestic fiber optic network, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

•         36% consisted of central office equipment, including three international gateway facilities, seven pure national toll exchanges and 16 combined local and toll exchanges;

•         9% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment;

•         1% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, as well as cables and wires installed within customers’ premises; and

•         8% consisted of other work equipment.

For more information on these properties, see Note 8 to our consolidated financial statements in Item 18. These properties are located in areas being served by our exchanges. In our opinion, these properties are in good condition, except for ordinary wear and tear, and are adequately insured.

The majority of our connecting lines are above or under public streets and properties owned by others.

PLDT’s and Smart’s properties are free from any mortgage, charge, pledge, lien or encumbrance. Substantial properties of Piltel and Mabuhay Satellite are subject to liens.

PLDT has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, telecommunications equipment locations and various office equipment. For more information on these lease arrangements, see Note 24 to our consolidated financial statements in Item 18.

For 2003, on a non-consolidated basis, PLDT’s budgeted capital expenditures of Php6,000 million will be partially financed by committed long-term debt facilities supported by various export credit agencies. As of December 31, 2002, PLDT had a total of approximately Php1,531 million undrawn balances available under committed long-term debt facilities. In addition, we have put in place long-term debt facilities during the first half of 2003, which will also finance in part PLDT’s budgeted capital expenditures for 2003.

Item 5.        Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements (and the related notes) as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Risk Factors” and "Forward-Looking Statements" and “Item 3. Key Information — Risk Factors" and elsewhere in this report. Our audited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with U.S. GAAP. For convenience, certain peso financial information in the following discussions has been translated to U.S. dollars at the exchange rate at December 31, 2002 of Php53.254 to US$1.00, as quoted through the Philippine Dealing System.

Prior to 2002, our consolidated financial statements included in our Annual Report on Form 20-F filed with the U.S. SEC were prepared in accordance with Philippine GAAP. Philippine GAAP varies in certain significant respects from U.S. GAAP. A description of the significant differences between U.S. GAAP and Philippine GAAP and a quantitative reconciliation of such differences in the net income and stockholders’ equity to U.S. GAAP was disclosed in a note to our previously filed financial statements. In connection with the preparation of our consolidated balance sheets as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2001, and 2000 in accordance with U.S. GAAP, we identified differences in the U.S. GAAP amounts previously disclosed for 2001 and 2000. Please see Note 4 to our consolidated financial statements included herein for a discussion of such differences.

In addition, subsequent to the disclosure of our consolidated financial statements in the Annual Report on Form 20-F for the fiscal year ended December 31, 2002 and the amendments thereto that were filed with the U.S. SEC on July 15 and 16, 2003, we made additional adjustments to certain items, which we believe are required to be made pursuant to U.S. GAAP. These additional adjustments made in this amended Annual Report on Form 20-F impacted our net loss, earnings per share, and stockholders’ equity as discussed in “–– Restatement of Information Previously Reported” below and Note 4 to our consolidated financial statements in Item 18.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•         Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT's subsidiaries Clark Telecom, Subic Telecom, Piltel and MaraTel, which together account for approximately 1% of our total fixed lines in service, and PLDT Global;

•         Wireless — wireless telecommunications services provided through our cellular service providers, namely Smart and Piltel, and satellite operators, namely Mabuhay Satellite, ACeS Philippines and Telesat; and

•         Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT's subsidiary ePLDT, Internet access services provided by ePLDT's subsidiary Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and associates of ePLDT, as described in “Item 4. Information on the Company — Business — Information and Communications Technology — Infrastructure and Services — Other Investments”.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services and data and other network services, and miscellaneous services. Historically, our fixed line business was the primary source of our consolidated operating revenues. In 2002, our fixed line business accounted for 49% of our consolidated operating revenues, compared to 58% in 2001 and 75% in 2000.

Local Exchange Service. Local exchange service remains one of our major revenue drivers. In 2002, local exchange service contributed 23% of our consolidated operating revenues compared to 27% in 2001 and 31% in 2000. Local exchange revenues have remained relatively stable largely as a result of service rate increases implemented pursuant to the currency adjustment mechanism allowed by the NTC. Under this mechanism, we are authorized to increase and, if we have increased service rates, required to decrease, our monthly recurring local exchange service rates by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. Increased local exchange revenues also reflect a higher average number of fixed lines in service. Since 2000, however, there has been a shift in subscriber preference from postpaid to prepaid fixed line service. As of December 31, 2002, prepaid subscribers accounted for 12% of PLDT’s fixed lines in service.

International Long Distance Service. Historically, international long distance service was our primary revenue source. However, international long distance revenues have been declining in both absolute terms and as a percentage of gross revenues due to the reduction of international termination rates, reduced calling rates and increased competition. We have initiated a number of marketing and other initiatives in an effort to prevent further erosion of our market share and revenue base. In 2002, international long distance services accounted for 11% of our consolidated operating revenues, compared to 15% in 2001 and 22% in 2000. Effective February 1, 2003, PLDT increased its average termination rates with carriers accounting for a substantial portion of its international traffic terminating on its fixed line network to US$0.12 per minute. Prior to the increase, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. See “ — Other Information — U.S. FCC Proceeding on Termination Rates” and “Item 8. Financial Information –– Legal Proceedings — U.S. FCC Proceeding on Termination Rates.”

National Long Distance Service. National long distance service revenues have been declining since 2000 in both absolute terms and as a percentage of our consolidated operating revenues due to a drop in call volumes and an increase in the proportion of calls subject to revenue sharing with other carriers. Our national long distance business has been negatively impacted by the increasing number of cellular subscribers, as well as the widespread availability and popularity of alternative economical non-voice methods of communication, particularly SMS and e-mail. In 2002, national long distance services accounted for 8% of our consolidated operating revenues, compared to 11% in 2001 and 17% in 2000. Beginning 2001, we adopted simplified pricing plans and amended our interconnection agreements between ourselves and cellular operators with a view to maximizing revenues of our national long distance service.

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

Wireless

Our wireless business segment offers cellular services and sale of cellular handsets as well as satellite, VSAT and other services. Our wireless service revenues have increased considerably since 2000 mainly as a result of the continued strong growth in revenues generated from Smart’s cellular service. In 2002, revenues from our wireless business represented 50% of our consolidated operating revenues, compared to 42% in 2001 and 25% in 2000.

Cellular Services and Cellular Handset Sales

Since 2000, our cellular services, which we provide through Smart and Piltel, and our cellular handset sales have been the principal revenue source of our wireless service segment and have increased their contribution to our consolidated revenues from 42% in 2001 to 50% in 2002. Revenues from our cellular services have increased from Php19,820 million in 2001 to Php30,583 million in 2002. Revenues from our cellular handset sales have increased from Php13,015 million in 2001 to Php14,982 million in 2002. Accordingly, cellular revenues, which consist of our cellular services and cellular handset sales, have increased from Php32,835 million in 2001 to Php45,565 million in 2002.

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

In 2002, monthly churn rates for Smart’s prepaid services averaged approximately 3.2% while monthly churn rates for Smart’s postpaid services averaged approximately 2.3%. In 2002, monthly churn rates for Piltel’s Talk ‘N Text averaged at 5.7%. We believe that the principal factors affecting subscriber churn are economic conditions in the Philippines, network quality and technological advances that necessitated the upgrading of SIM cards.

For an explanation of how we calculate churn and the factors affecting our churn rates in the years ended December 31, 2002 and 2001, see “— Results of Operations — 2002 Compared to 2001 — Consolidated Operating Revenues — Wireless — Cellular Service” and “— 2001 Compared to 2000 — Consolidated Operating Revenues — Wireless — Cellular Service,” respectively.

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

Information and Communications Technology

We conduct our information and communications technology businesses through our wholly owned subsidiary ePLDT, which was incorporated in August 2000 and started commercial operations in February 2001. ePLDT’s principal business activities are:

•         the operation of an Internet data center under the brand name VitroTM;

•         two wholly-owned call centers, Vocativ and Parlance; and

•         Infocom, an ISP.

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

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect amounts reported in our consolidated financial statements and related notes. In preparing these consolidated financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality.

We believe the following represent our critical accounting policies under U.S. GAAP. The impact and any associated risks relating to these policies in our business operations are discussed elsewhere in this section where such policies affect our reported and expected financial results.

Revenue Recognition

Revenue for services is stated at amounts invoiced to customers and excludes value-added tax. We provide fixed line communication services, wireless communication services, and information and communications technology services. We provide such services to business, residential, payphone and mobile customers. Revenue represents the value of fixed consideration that has been received or is receivable. Revenue is recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. We do not provide our customers with the right to a refund.

Products and services

Subscriptions. We provide telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected period of the customer relationship period of seven years and three years for fixed line and cellular service, respectively. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro rata basis.

Air time, traffic and value-added services. Prepaid service revenue collected in advance is deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Payphone service revenue is recognized when the service is provided. Interconnection revenue for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or the connection provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenue related to products and value-added services is recognized upon delivery of the product or service.

Equipment sales. Sales of communication equipment are recognized upon delivery to the customer.

Directory services. Revenue related to published directory services is recognized on a pro rata basis over the period in which the publication expires, which is generally 12 months. Telephone-based directory service revenue is recognized when the service is provided.

Incentives.We record an insignificant amount of commission expense based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction to revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Others. Interest income from cash deposits is recognized on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

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

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the assets and liabilities purchased. Our business acquisitions typically result in goodwill, which affected our results of operations for the amount of future period amortization expense. However, we no longer amortize goodwill under U.S. GAAP effective January 1, 2002. Instead, goodwill is subject to a periodic impairment test. Determining the value of goodwill and future undiscounted cash flows expected to be generated from the continued use and ultimate disposition of such assets require us to make estimates and assumptions that can materially affect our consolidated financial statements. Future events could cause us to conclude that goodwill associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Piltel recognized an asset impairment charge of Php12,938 million in 2001 and Php13,204 million in 2002 relating to its AMPS/CDMA and E.O. No. 109 assets, respectively. The revenues generated from these services could no longer support the cost of operating the network.

Also, Smart carried out an impairment review of its analog assets in June and December 2001 as a result of declining subscriber numbers, decreasing average revenue per user and the general migration of analog subscribers to Smart’s GSM services. This resulted to an asset impairment charge of Php3,782 million in 2001 based on the estimated discounted cash flows from continued use and eventual disposition of these assets.

In 2001, Smart wrote-off the unamortized intangible assets (customer lists) amounting to Php2,077 million relating to analog customers.

As of December 31, 2002, ACeS Philippines had a 20% investment in AIL, a company incorporated under the laws of the island of Bermuda. AIL owns the Garuda I satellite and related system control equipment. In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its tangible properties, including the Garuda Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012. As of December 2001, AIL had incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Provider’s inability to generate the amount of revenues originally expected as the growth in subscriber numbers have been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized an impairment provision in respect of our investment in AIL of Php3,314 million and ground station equipment of ACeS Philippines in relation to the business of AIL in 2001 of Php673 million.

PLDT’s total investments in convertible notes of Unilink amounted to Php2,052 million as of December 31, 2001.

These notes are convertible into shares of common stock of Unilink or Home Cable at the option of the holder, when the law limiting the ownership of cable television systems to Philippine citizens or corporations, which are currently 100% owned by Philippine citizens, is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, which is also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines. All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan of Home Cable. On December 6, 2001, Home Cable defaulted on the principal and interest payments in respect of certain of its obligations. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s share in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. Home Cable is currently engaged in negotiations with the lenders to restructure its debt. On the basis of Home Cable’s default on certain of its obligations, the uncertainty surrounding the negotiations with its creditors and equity holders, and its financial condition, we provided for a full permanent decline in value of our investment totaling Php2,052 million in 2001. In June 2003, PLDT assigned and ceded unto the PLDT Beneficial Trust Fund, or BTF, all of its rights, interest and participation in respect of its investment in convertible notes of Unilink with a fair value of zero and effectively for zero consideration under U.S. GAAP. In addition, PLDT also ceded its rights, interest and participation to certain other assets unrelated to Unilink for and in consideration of partial payment of the contributions which PLDT is required to make to the BTF under PLDT’s employee benefit plan.

The preparation of these estimated future cash flows involves significant judgment and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment changes under U.S. GAAP.

Estimating Allowances for Doubtful Accounts

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts, mostly of foreign administrators and fixed line subscribers, or, where we have information that certain customers may be unable to meet their financial obligations. In these cases, we use judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s current credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received impacts the amounts estimated. Second, a general provision is established as a certain percentage of operating revenues. This percentage is based on historical collection, write-off experience, current economic trends and changes in our customer payment terms. The amount and timing of recorded expenses for any period would differ if we made different judgments or utilized different estimates.

An increase in our allowance for doubtful accounts would increase our recorded operating expenses and decrease our current assets. Provision for doubtful accounts amounted to Php2,929 million in 2000, Php3,221 million in 2001 and Php4,136 million in 2002. The provision for doubtful accounts represented 5% of our consolidated operating revenues for the years ended December 31, 2000 and 4% for the years ended 2001 and 2002. The allowance for doubtful accounts as of December 31, 2001 and 2002 amounted to Php9,024 million and Php12,189 million, respectively. We have not set aside any allowances for the receivables owed by U.S. carriers in connection with the termination payments due for international long distance amounting to US$13 million as of June 30, 2003. See “— Other Information — U.S. FCC Proceeding on Termination Rates” and “Item 8. Financial Information — Legal Proceedings — U.S. FCC Proceeding on Termination Rates.” While we believe that these amounts can be recovered from these U.S. carriers, the ongoing disputes with these U.S. carriers may increase the risk that the amounts may not be recoverable and may require an increase in the level of provision.

Acquisitions and Intangible Assets

Acquisitions have generally been accounted for as purchases. Accordingly, the acquisition of Smart was accounted for using the purchase method of accounting. The excess of the total acquisition cost over the fair value of the net assets acquired was Php23,096 million. Based on management's review and estimate, Php5,900 million was recorded as the value of customers acquired. Prior to 2002, the excess of the total acquisition cost over the fair value of the net assets acquired was amortized on a straight-line basis over five years. Starting 2002, the unamortized balance is reviewed annually for impairment using the fair value approach. On the other hand, prior to 2001, customers list for both GSM and analog subscribers were amortized over five years which at that time was the expected term of the customer relationship. Beginning 2001, we revised our estimated useful life of the acquired GSM customer lists based on our analysis of customer churn rates over three years. The unamortized balance of the analog customer lists was fully impaired in 2001. Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the assets and liabilities purchased.

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

Pension Cost

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 20 to our consolidated financial statements in Item 18, and include among others, discount rates, expected returns on plan assets and rates of compensation increase. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.

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

Restatement of Information Previously Reported

Subsequent to the issuance of our consolidated financial statements included in the annual report on Form 20-F for the fiscal year ended December 31, 2002 and the amendments thereto that were filed with the U.S. SEC on July 15, and 16, 2003, we made adjustments to certain items in the previously issued financial statements. These adjustments have been reflected in the accompanying consolidated financial statements and are summarized as follows:

Depreciation

In the financial information previously issued, depreciation expense of Smart was understated in 2002. In addition, depreciation expense for Mabuhay was adjusted for all years presented due to a change in the U.S. GAAP cost basis of certain property, plant and equipment.

Impairment

In the financial information previously issued for 2002, we concluded that certain assets of a subsidiary, Piltel, were impaired and we recorded an impairment charge. The original calculation did not properly reduce the carrying value of the E.O. No. 109 assets to fair value.

Goodwill amortization

The goodwill amortization adjustments for 2001 and 2000 represent the additional amortization for the understatement of goodwill related to the Smart acquisition. The goodwill amortization adjustments for 2002 relate to the reversal of amortization of goodwill related primarily to Maratel. This amortization expense was previously classified as other expense.

Customer lists amortization

In the financial information previously issued, amortization expense related to customer lists intangibles was understated due to a change in the customer life that was not previously reflected in the amortization. We revised the estimated useful life of the acquired GSM customer lists based on our analysis of customer churn rates.

Foreign exchange loss

In the financial information previously issued, there were instances where foreign exchange gains/losses reported by Piltel and Mabuhay Satellite in 2001 and 2000 were not properly validated which resulted in incorrect amounts of foreign exchange differential. Additionally, foreign exchange gains and losses on certain foreign currency denominated liabilities were not identified.

Debt restructuring

In the financial information previously issued, we incorrectly recorded certain items related to a troubled debt restructuring.

Piltel consolidation

In the financial information previously issued, the losses related to Piltel were understated due to the incorrect allocation of a portion of the losses to the minority interest account.

Minority interest

In the financial information previously issued, we recorded minority interest related to certain entities without converting the financial statements to U.S. GAAP and a debit balance in minority interest of a subsidiary was incorrectly offset against the credit balance of minority interest in other subsidiaries.

Others

Subsequent to the financial information previously issued, as indicated, we made adjustments to additional items primarily related to lease accounting.

Income tax benefit (expense)

Subsequent to the financial information previously issued, we made adjustments to income taxes to conform with the liability method and in relation to other restated amounts.

Reclassifications

Certain accounts were reclassified to conform with U.S. GAAP presentation requirements. These reclassifications did not affect net loss in the years presented. The following items discuss the significant reclassifications that have been made.

a.       Discounts and phone kitting fees were recorded as operating expenses in the previously filed financial information rather than as deductions against gross revenues. Revenues and costs related to the sale of handsets below acquisition cost to entice subscribers were previously recorded as marketing expenses rather than as revenues and costs of items sold.

b.       Impairment charge related to Piltel’s analog network assets were presented as depreciation expense in the previously issued financial information. Subsequently, the amount was reclassified under asset impairment charges account.

c.       In the previously filed financial information, amortization of intangibles was presented as part of interest income and expense rather than as a separate line item as amortization of intangibles.

d.       Manpower reduction cost was presented as part of other expenses in the previously filed financial information rather than as a separate item under operating expenses.

e.       In the previously filed financial information, certain foreign exchange losses were inappropriately included under interest and other income.

Adjustments related to stockholders’ equity

a.     Smart acquisition

In the financial information previously issued, the measurement date used for the Smart acquisition, which closed in March 2000, was incorrect. The adjustment reflects the use of a measurement date for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

b.     Opening retained earnings at January 1, 2000

With respect to opening retained equity, we also made adjustments to record certain net foreign exchange loss in the proper period, to adjust deferred income tax, to properly account for certain leases and to reflect proper consolidation.

The effects of these restatements on net loss, per share amounts and stockholders’ equity are provided below.

	Years Ended December 31,
	2000	2001	2002
	(in millions, except per share amounts)
Net loss, as previously reported	(Php23,087)	(Php27,484)	(Php4,559)
Depreciation:
Smart analog assets	–	–	(1,557)
Mabuhay	(136)	236	(273)
Impairment of Piltel E.O. 109 assets	–	–	(1,150)
Goodwill amortization	(863)	(1,151)	402
Customer lists amortization	–	(225)	(225)
Unrealized foreign exchange loss – net	(1,053)	(742)	(55)
Revenue recognition adjustments	(29)	(141)	112
Debt Restructuring	–	(718)	–
Consolidation:
Piltel	(1,823)	567	(377)
Minority interest in net losses (income) of consolidated subsidiaries	416	–	(100)
Others	(Php56)	(Php58)	(Php63)
Deferred income tax benefit (expense)	(2,627)	1,934	1,687
Net loss, as restated	(Php29,258)	(Php27,782)	(Php6,158)

	2000	2001	2002
Earnings per common share, as previously reported	(Php154.34)	(Php175.08)	(Php42.60)
Earnings per share impact of restated items:
Depreciation:
Smart analog assets	–	–	(9.21)
Mabuhay	(0.86)	1.40	(1.61)
Impairment of Piltel E.O. 109 assets	–	–	(6.80)
Goodwill amortization	(5.47)	(6.83)	2.37
Customer lists amortization	–	(1.33)	(1.33)
Unrealized foreign exchange loss – net	(6.68)	(4.40)	(0.33)
Revenue recognition adjustments	(0.18)	(0.84)	0.66
Debt restructuring	–	(4.26)	–
Consolidation:
Piltel	(11.56)	3.36	(2.23)
Minority interest in net losses (income ) of consolidated subsidiaries	2.63	–	(0.59)
Others	(0.36)	(0.34)	(0.38)
Deferred income tax benefit (expense)	(16.66)	11.47	9.97
Earnings per common share, as restated (1)	(Php193.48)	(Php176.85)	(Php52.08)
(1) Earnings per common share includes the effect of dividends and accretion of preferred stock.
Stockholders’ equity, as previously reported	Php50,558	Php21,573	Php15,122
Adjustments to current year’s net loss	(6,171)	(298)	(1,599)
Adjustments affecting prior years’ net loss	–	(6,171)	(6,469)
Adjustments relating to Smart acquisition and others	7,195	7,190	7,181
Adjustments related to stockholders’ equity as at January 1, 2000	2,178	2,178	2,178
Stockholders’ equity, as restated	Php53,760	Php24,472	Php16,413

The effect of these restatements did not have a significant effect on individual consolidated balance sheet line items previously disclosed except as presented above. Additionally, certain items have been reclassified subsequent to the previous presentation.

The following tables summarize the effects of the restatement, after giving effect to the reclassifications discussed above, on our consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000.

	Previously Reported 2002	As Restated 2002
	(in millions of pesos)
Condensed Statements of Operations
Service revenues	80,764	77,761
Cellular handset sales	14,776	14,982
	95,540	92,743
Operating Expenses
Cost of cellular handsets sold	15,981	16,203
Asset impairment charges	10,947	13,279
Selling and promotions	5,640	3,961
Other operating expenses	48,079	47,271
	80,647	80,714
Operating Income	14,893	12,029
Other expenses, net	(16,682)	(16,628)
Loss before income tax, cumulative effect of change in accounting principle and minority interest in net losses (income) of consolidated subsidiaries	(1,789)	(4,599)
Provision for income tax	(3,125)	(1,438)
Minority interest in net losses (income ) of consolidated subsidiaries	355	(121)
Net loss	(4,559)	(6,158)

	Previously Reported 2001	As Restated 2001
Condensed Statements of Operations	(in millions of pesos)
Service revenues	67,658	67,279
Cellular handset sales	11,470	13,015
	79,128	80,294
Operating Expenses
Cost of cellular handsets sold	13,232	15,179
Asset impairment charges	19,735	19,735
Selling and promotions	3,504	2,887
Other operating expenses	46,599	48,435
	83,070	86,236
Operating Loss	(3,942)	(5,942)
Other income and expenses	(23,385)	(24,248)
Loss before income tax, cumulative effect of change in accounting principle and minority interest in net income of consolidated subsidiaries	(27,327)	(30,190)
Benefit from income tax	636	2,570
Cumulative effect on prior years (up to December 31, 2000) of adopting SFAS No. 133 – net of tax effect	(54)	(54)
Minority interest in net income of consolidated subsidiaries	(739)	(108)
Net loss	(27,484)	(27,782)

	Previously Reported 2000	Restated 2000
Condensed Statements of Operations	(in millions of pesos)
Service revenues	58,213	55,586
Cellular handset sales	3,736	4,762
	61,949	60,348
Operating Expenses
Cost of cellular handsets sold	7,042	6,774
Selling and promotions	3,438	3,078
Other operating expenses	40,024	39,972
	50,504	49,824
Operating Income	11,445	10,524
Other income and expenses	(44,399)	(45,254)
Loss before income tax, cumulative effect of change in accounting principle and minority interest in net losses (income)of consolidated subsidiaries	(32,954)	(34,730)
Benefit from income tax	8,240	5,613
Minority interest in net losses (income ) of consolidated subsidiaries	1,627	(141)
Net loss	(23,087)	(29,258)

The following table summarizes the effects of the restatement on stockholders’ equity as of January 1, 2000.

(in millions of pesos)
Effect of restated amounts on stockholders’ equity
Piltel consolidation	1,516
Deferred income tax	(539)
Foreign exchange loss – net	753
Minority interest	734
Capital lease	(321)
Others	35
2,178

Changes in U.S. GAAP Information Previously Disclosed

Prior to 2002, our consolidated financial statements included in annual reports on Form 20-F filed with the US SEC were prepared in conformity with accounting principles generally accepted in the Philippines (Philippine GAAP). Philippine GAAP vary in certain significant respects from U.S. GAAP. A description of the significant differences between U.S. GAAP and Philippine GAAP and a reconciliation of such differences in the net loss and stockholders’ equity to U.S. GAAP were disclosed in a note to our previously filed consolidated financial statements. In connection with the preparation of the consolidated balance sheets as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2001, and 2000 in conformity with U.S. GAAP, we identified differences in the U.S. GAAP amounts previously disclosed in 2001 and prior periods. The net loss, stockholders’ equity and earnings per share amounts in conformity with U.S. GAAP as previously disclosed for 2001 and prior periods and the amounts included in our consolidated financial statements prepared in conformity with U.S. GAAP are summarized as follows:

	2001	2000
	(in millions of pesos, except per share amounts)
Net loss
As previously disclosed	(20,739)	(28,984)
Per consolidated financial statements prepared in conformity with U.S. GAAP	(27,782)	(29,258)
Stockholders’ equity at December 31
As previously disclosed	29,050	51,577
Per consolidated financial statements prepared in conformity with U.S. GAAP	24,472	53,760
Basic earnings per common share
As previously disclosed	(135.75)	(191.74)
Per consolidated financial statements prepared in conformity with U.S. GAAP	(176.85)	(193.48)

An explanation of the significant differences between the U.S. GAAP information previously disclosed for 2001 and prior periods and the amounts included in the consolidated financial statements prepared in conformity with U.S. GAAP is provided below.

AIL

U.S. GAAP information previously disclosed accounted for our investment in ACeS International Limited, or AIL, on the cost basis. The consolidated financial statements prepared in conformity with U.S. GAAP account for our investment in AIL on the equity basis. As an equity basis investment, we recorded our share of losses in AIL in each period. In addition, we recorded capitalized interest during the periods that construction was in progress and adjusted depreciation accordingly. For 2001, we concluded that our investment in AIL was impaired and wrote off the carrying amount of our investment. We based our decision to recognize an impairment charge for AIL on (1) significant negative operating cash flows by AIL, (2) significant levels of debt held by AIL, (3) concerns about the ability of AIL to continue as a going concern and (4) projected cash flows that indicate our investment would not be recovered. See Note 9 - Investments.

ACeS Philippines

U.S. GAAP information previously disclosed did not account for capitalized interest on the construction of the Asia Cellular Satellite System during the construction period. The consolidated financial statements prepared in conformity with U.S. GAAP recognize capitalized interest on the Asia Cellular Satellite System during the construction period and adjusted depreciation accordingly. In 2001, in connection with our impairment analysis of our investment in AIL, we concluded that our investment in the Asia Cellular Satellite System was also impaired. See Note 8 – Property, Plant and Equipment

Mabuhay Satellite

U.S. GAAP information previously disclosed did not account for capitalized interest on the construction of the Mabuhay Satellite system during the construction period. Also, the financial statements of Mabuhay Satellite and its joint venture investment were prepared using Philippine peso as functional currency. The consolidated financial statements prepared in conformity with U.S. GAAP recognized capitalized interest for the construction of the Mabuhay Satellite system during the construction period and adjusted depreciation accordingly. In addition, we concluded that the functional currency of Mabuhay Satellite and its joint venture investment is the U.S. dollar and adjusted the consolidated financial statements accordingly.

Smart Acquisition

U.S. GAAP information previously disclosed did not account for certain elements of our acquisition of Smart. The consolidated financial statements prepared in conformity with U.S. GAAP recognized unearned revenue related to prepaid cards and different deferred tax amounts at the acquisition date. In addition, in 2001, we revised our estimated useful life of the acquired customer lists based on our analysis of customer churn rates.

Derivatives and Hedging Instruments

U.S. GAAP information previously disclosed for 2001 did not account for derivatives embedded in various contracts. The consolidated financial statements prepared in conformity with U.S. GAAP bifurcated such derivatives and recognized the bifurcated derivatives at fair value at each balance sheet date with changes in fair value recognized in the consolidated statements of operations.

Unilink Communications Corporation, or Unilink

U.S. GAAP information previously disclosed for 2001 and prior periods accounted for our investment in the convertible notes of Unilink, at cost. The consolidated financial statements prepared in conformity with U.S. GAAP recognized an other than temporary decline in the value of such investment in 2001. Unilink’s principal investment is the ownership of 100% of the shares in Philippine Home Cable Holdings, Inc., or Home Cable, the Philippines’ second largest cable television operator. The other than temporary decline in value of investments resulted from the default by Home Cable on certain obligations that were collateralized with Unilink’s ownership interest in Home Cable, uncertainty surrounding the negotiations with Home Cable creditors and the financial condition of Home Cable. See Note 9 — Investments.

Piltel Debt Restructuring

U.S. GAAP information previously disclosed for 2001 and prior periods did not account for the fair value of embedded derivatives that are not clearly and closely related to host financial instruments issued in connection with the restructuring. The consolidated financial statements prepared in conformity with U.S. GAAP, bifurcated such derivatives and recognized the bifurcated derivatives at fair value at each balance sheet date with changes in fair value recognized in the consolidated statements of operations. In addition, the bifurcation of embedded derivatives resulted in changes in the accounting for the host instruments subsequent to the restructuring. See Note 17 — Preferred Stock Subject to Mandatory Redemption.

Accounts Receivable from Philcom Corporation and Philippine Global Communications, Inc., collectively referred to as Philcom

U.S. GAAP information previously disclosed for 2001 and prior periods accounted for accounts receivable from Philcom based on the assumption that Philcom would successfully restructure its liabilities with creditors and equity holders in a manner that would eventually result in the accounts receivable being recovered. The consolidated financial statements prepared in conformity with U.S. GAAP recorded a provision against the accounts receivable from Philcom based on the uncertainty surrounding the negotiations with Philcom’s creditors and equity holders and the financial condition of Philcom.

Revenue Recognition

U.S. GAAP information previously disclosed for 2001 and prior periods accounted for certain incentives provided to dealers and customers as marketing expenses based on the retail value of the incentives. Additionally, certain activation-related revenues were recorded in the incorrect period, instead of the customer relationship period. The consolidated financial statements prepared in conformity with U.S. GAAP account for incentives provided to dealers as adjustments to the price of related products and services, which are recorded based on the cash consideration received and recognized in the period in which services are provided. Activation-related revenues are recognized over the estimated customer relationship period.

Foreign Exchange Gains and Losses

U.S. GAAP information previously disclosed accounted for foreign exchange gains and losses based on the estimated losses of certain subsidiaries. The consolidated financial statements prepared in conformity with U.S. GAAP recognized foreign exchange gains and losses based on actual amounts.

Income Taxes

The consolidated financial statements prepared in conformity with U.S. GAAP account for income taxes in conformity with the liability method and reflect adjustments for the changes referred to above.

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

Years Ended December 31,
	2000	%(1)	2001	%(1)	2002	%(1)
	(in millions)
Operating Revenues
Fixed line	Php45,310	75	Php46,323	58	Php45,851	49
Wireless	14,799	25	33,597	42	46,248	50
Information and communications technology	239	––	374	––	644	1
	60,348	100	80,294	100	92,743	100
Operating Expenses
Fixed line	26,322	44	27,495	34	42,031	45
Wireless	23,165	38	57,537	72	37,231	40
Information and communications technology	337	––	1,204	1	1,452	2
	49,824	82	86,236	107	80,714	87
Net Operating Income (Loss)
Fixed line	18,988	31	18,828	24	3,820	4
Wireless	(8,366)	(13)	(23,940)	(30)	9,017	10
Information and communications technology	(98)	––	(830)	(1)	(808)	(1)
	Php10,524	18	Php(5,942)	(7)	Php12,029	13

_____________

(1)     Operating expenses and net operating income (loss) are computed as a percentage of operating revenues.

2002 Compared to 2001

Consolidated Operating Revenues

Our consolidated operating revenues grew by Php12,449 million, or 16%, to Php92,743 million in 2002 from Php80,294 million in 2001 largely as a result of the continued strong performance of our wireless segment, particularly our cellular business. Our cellular revenues contributed Php45,565 million in revenues for 2002, an increase of 39% over its revenue contribution of Php32,835 million for 2001. Our cellular revenues accounted for 49% of our consolidated operating revenues in 2002, compared to 41% in 2001.

The following table shows the breakdown of our total consolidated operating revenues for the years ended December 31, 2001 and 2002 by business segment:

	Years Ended December 31,

	2001	%	2002	%
	(pesos in millions)

Fixed line	Php46,323	58	Php45,851	49
Wireless	33,597	42	46,248	50
Information and communications technology	374	––	644	1
Total	Php80,294	100	Php92,743	100

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. In 2002, this business segment generated total revenues of Php45,851 million, decreasing by Php472 million, or 1%, from Php46,323 million in 2001. The decrease was due to lower international and national long distance service revenues partially offset by increases in data and other network and miscellaneous service revenues. As a percentage of our consolidated operating revenues, fixed line revenues decreased in 2002 to 49% from 58% in 2001 due principally to the continued strong growth of our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 2001 and 2002 by service segment:

	Years Ended December 31,
	2001	%	2002	%
	(in millions)
Fixed line:
Local exchange	Php21,356	46	Php21,345	47
International long distance	11,701	25	10,636	23
National long distance	8,500	19	7,818	17
Data and other network	4,653	10	5,561	12
Miscellaneous	113	––	491	1
Total	Php46,323	100	Php45,851	100

Local Exchange Service

Our local exchange service revenues consist of:

•         flat monthly fees for our postpaid service;

•         amortization of installation charges and other one-time fees associated with the establishment of customer service;

•         fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network;

•         revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards;

•         call revenues generated from payphones and coin-operated phones; and

•         charges for special features, including bundled value-added services such as call waiting, call forwarding, 3-party conference calling and Caller ID.

The following table summarizes key measures of our local exchange service business segment as of and for the years ended December 31, 2001 and 2002:

	Years Ended December 31,
	2001	2002

Consolidated local exchange revenues (in millions)	Php21,356	Php21,345
Number of fixed lines in service
PLDT Group	2,174,082	2,188,612
PLDT(1)	2,075,109	2,092,539
Number of PLDT employees	12,915	12,131
Number of PLDT fixed lines in service per PLDT employee	161	172

_____________

(1) Approximately 93% and 88% were postpaid fixed line subscribers as of December 31, 2001 and 2002, respectively.

Revenues from our local exchange service decreased by Php11 million to Php21,345 million in 2002 from Php21,356 million in 2001. The decrease was primarily due to the shift in subscriber preference from postpaid to prepaid services, which generated lower average revenues per subscriber partially offset by the combined effects of (1) currency-related adjustments in our monthly local service rates and (2) increased subscription to our bundled value-added services. The percentage contribution of local exchange revenues to our total fixed line revenues was 47% and 46% in 2002 and 2001, respectively.

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

Launched in 2000, Teletipid was initially intended as an affordable alternative telephone service for consumers under difficult economic conditions. In 2001, Teletipid eventually became part of PLDT’s overall churn and credit risk exposure management and subscriber retention efforts. Teletipid phone kits, each containing Php300 worth of pre-stored call credits, are sold for Php1,700 per unit. Prior to May 1, 2002, Teletipid subscribers were charged based on usage at a rate of Php0.50 per minute for local calls and at the same rates applicable to postpaid fixed line subscribers for national and international long distance calls. Effective May 1, 2002, the local call rate was increased to Php1.00 per minute, but the rates for national and international long distance calls remained unchanged.

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

A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php300 in the case of Teletipid and Php500 in the case of Telesulit. Reloads are valid for two months. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within four months for Teletipid and within one month for Telesulit after the expiry of the last reload. All sales of prepaid Teletipid and Telesulit cards, whether through dealers or through PLDT’s business offices, are non-refundable.

Pursuant to a currency exchange rate adjustment mechanism authorized by the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In 2002, we implemented 13 upward adjustments and six downward adjustments in our monthly local service rates, compared to four upward adjustments and ten downward adjustments in 2001. The average peso-to-dollar rate in 2002 was Php51.583 to US$1.00, compared to the average of Php51.009 to US$1.00 in 2001. This change in the average peso-to-dollar rate translated to a peso depreciation of 1.2%, which resulted in a 1.1% average net increase in our monthly local service rates in 2002.

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

International Long Distance Service

Our international long distance revenues, which we generate through our international gateway facilities, consist of:

•         inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls;

•         access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

•         outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international long distance business for the years ended December 31, 2001 and 2002:

	Years Ended December 31,
	2001	2002

Consolidated international long distance revenues (in millions)	Php11,701	Php10,636
Inbound	9,232	8,457
Outbound	2,469	2,179

International call volumes (in million minutes, except call ratio)(1)
PLDT Group(2)	3,276	2,815
Inbound	3,108	2,644
Outbound	168	171
Inbound-outbound call ratio	18.5:1	15.5:1

PLDT	2,814	2,576
Inbound	2,648	2,409
Outbound	166	167
Inbound-outbound call ratio	16.0:1	14.4:1

_____________

(1) Call volumes for the year ended December 31, 2001 have been restated to conform with our 2002 financial statement presentation, which includes interconnection traffic.

(2) Excludes cellular call volumes.

Our consolidated international long distance revenues declined by Php1,065 million, or 9%, to Php10,636 million in 2002 from Php11,701 million in 2001, primarily as a result of lower inbound call volumes. The percentage contribution of international long distance revenues to our total fixed line revenues also declined in 2002 to 23% from 25% in 2001.

Our revenues from inbound international long distance calls decreased by Php775 million, or 8%, to Php8,457 million in 2002 from Php9,232 million in 2001. The decrease was due mainly to the combined effects of lower call volumes and continued declines in the average international termination rates, partially offset by the positive impact of the depreciation of the average value of the peso relative to the U.S. dollar.

Our inbound international long distance call volumes decreased by 15% to 2,644 million minutes in 2002 from 3,108 million minutes in 2001 due to the following factors:

•         increased competition from alternative means of long distance communications, particularly e-mail, international text messaging and Internet telephony;

•         more inbound calls terminating directly to cellular subscribers; and

•         our policy requiring certain second and third tier international carriers to prepay in order for us to accept their incoming traffic. Although this policy had a negative impact on our inbound international long distance revenues in 2002, we expect that this will help us achieve a more stable revenue base and control uncollectible accounts over the longer term.

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

Our outbound international long distance call volumes grew by 2% to 171 million minutes in 2002 from 168 million minutes in 2001 on account of:

•         reduced average IDD rates; and

•         various marketing initiatives, including automatic activation of the IDD service for qualified subscribers, innovative pricing packages for corporate accounts and loyalty programs for high-valued customers.

The depreciation of the peso increased our outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates that are billed to our subscribers in pesos at the prevailing exchange rates at the time of billing.

National Long Distance Service

Our national long distance revenues consist of:

•         per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

•         access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the years ended December 31, 2001 and 2002:

	Years Ended December 31,
	2001	2002

Consolidated national long distance revenues (in millions)	Php8,500	Php7,818
National long distance call volumes (in million minutes)
PLDT Group	2,780	2,181
PLDT	2,756	2,145

Our national long distance revenues decreased by Php682 million, or 8%, to Php7,818 million in 2002 from Php8,500 million in 2001 due to the combined effects of the (1) decrease in call volumes resulting mainly from cellular substitution and (2) changes in PLDT’s interconnection arrangements with the majority of other local exchange carriers. Accordingly, the percentage contribution of national long distance revenues to our fixed line revenues was down to 17% in 2002 from 18% in 2001.

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

The decrease in our national long distance revenues in 2002 compared to 2001 was, however, mitigated by the impact of the following:

•         changes in interconnection arrangements with cellular operators;

•         increase in national direct dialing rates; and

•         launch of PLDT Premium Phone Services.

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

Data and Other Network Services

While the other major segments of our fixed line business posted lower revenues in 2002 compared to 2001, our data and other network services consistently registered increasing revenue growth. Revenues from these services grew by Php908 million, or 20%, to Php5,561 million in 2002 from Php4,653 million in 2001. The percentage revenue contribution of these services to our fixed line revenues increased to 12% in 2002 from 10% in 2001. We expect that demand for, and therefore revenues generated from, these services will continue to grow in the foreseeable future.

Data and other network services we currently provide include:

•         traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services;

•         broadband/packet-based/Internet-based services — frame relay, ATM, IP-VPN, DSL, Internet gateway, and wholesale DS3; and

•         other packet-based switching services — Datapac and integrated services digital network, or ISDN.

The foregoing services are used for the following:

•         domestic and international communication;

•         broadband data transmission services that transmit data over a range of frequencies and/or bandwidth into several narrower bands;

•         Internet exchange services that provide ISPs with a primary connection to the global Internet to exchange local traffic generated within the Philippines;

•         private networking services that use the public Internet as a backbone for private interconnection between different locations;

•         switch-based services, provided through a fixed bandwidth transmission facility, that allow establishment of a dedicated connection for the duration of the call; and

•         international packet-based services, provided through bilateral arrangements and global alliances that integrate voice, video and data.

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

In May 2002, PLDT launched a pay-per-use dial-up Internet service under the brand name PLDT Vibe, which is available on a postpaid or prepaid basis to PLDT’s fixed line subscribers. Charges for this service are Php0.25 per minute for off-peak hours, which are from 10:01 p.m. to 6:00 a.m., and Php0.50 per minute for peak hours, which are from 6:01 a.m. to 10:00 p.m. With the launch of PLDT Vibe, PLDT now offers two residential Internet service packages targeting separate markets: PLDT Vibe for light to medium Internet users and myDSL broadband for heavy Internet users. As of December 31, 2002, the number of PLDT’s postpaid fixed line subscribers that signed up for PLDT Vibe was 60,878, while the number of subscribers to PLDT DSL and myDSL broadband services rose to 10,896.

In August 2002, PLDT launched Shops.work, a network solution that allows the electronic linking of retail stores providing, among others, sales and inventory reports, up-to-date and real-time monitoring of sales and inventory, and on-line access to head offices.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. In 2002, these revenues increased by Php378 million, or 335%, to Php491 million from Php113 million in 2001, and accounted for approximately 1% of our fixed line revenues in 2002.

Wireless

Our wireless business segment offers cellular services, cellular handset sales as well as satellite, VSAT, and other services.

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2001 and 2002 by service segment:

	Years Ended December 31,
	2001	%	2002	%
	(pesos in millions)

Wireless :
Cellular services(1)	Php19,820	59	Php30,583	66
Cellular handset sales	13,015	39	14,982	32
Satellite, VSAT and others	762	2	683	2
Total	Php33,597	100	Php46,248	100

_____________

(1)     Refers to GSM and analog voice and data revenues

Our wireless revenues increased considerably by Php12,651 million, or 38%, to Php46,248 million in 2002 from Php33,597 million in 2001 mainly as a result of the continued strong growth in revenues generated from Smart’s cellular service. Accordingly, as a percentage of our consolidated operating revenues, wireless revenues rose to 50% in 2002 from 42% in 2001.

Cellular Service

Our cellular service revenues consist of:

•         revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards;

•         monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our GSM service customers in excess of allotted free text messages and (4) charges for value-added services, net of related content provider costs;

•         revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service; and

•         other charges, including those for reconnection and migration.

Our cellular service revenues in 2002, which include all voice traffic and value-added services such as voice mail and international roaming as well as text messaging-related services, increased by Php10,763 million, or 54%, to Php30,583 million from Php19,820 in 2001 as a result of the significant increase in our GSM subscriber base, partially offset by declining usage per subscriber. Cellular service revenues accounted for 33% of our consolidated operating revenues in 2002, compared to 25% in 2001.

We market nationwide cellular communications services through Smart and Piltel under the brand names Smart Buddy, Smart Gold, addict mobile, and Talk ‘N Text. Smart Buddy is a prepaid service while Smart Gold and addict mobile are postpaid services, all provided through Smart’s digital GSM network. addict mobile was introduced in April 2003. Talk 'N Text is a prepaid service provided using Smart’s GSM network marketed by Piltel pursuant to a facilities service agreement between Smart and Piltel. Before Smart decommissioned its analog enhanced total access communications system, or ETACS, network in December 2002, it had also offered analog prepaid and postpaid services under the brand names BillCrusher and PriceBuster, respectively. Prior to 2002, Piltel had also offered analog prepaid and postpaid services under the brand names Phone Pal and Mobiline, respectively.

The significant increase in our cellular service revenues in 2002 was largely driven by our large GSM subscriber base coupled with sustained subscriber growth. The table below shows our cellular subscriber base as of December 31, 2001 and 2002:

	Years Ended December 31,
	2001	2002

Cellular subscribers	6,368,850	8,599,306
Smart	4,893,844	6,825,686
GSM	4,641,666	6,825,686
Prepaid	4,569,616	6,649,038
Postpaid	72,050	176,648
Analog(1)	252,178	—
Prepaid	87,429	—
Postpaid	164,749	—
Piltel	1,475,006	1,773,620
GSM Prepaid(2)	1,329,326	1,773,620
Analog(1)	145,680	—
Prepaid	76,473	—
Postpaid	69,207	—

_____________

(1)     Smart closed down its analog/ETACS network in December 2002. Piltel ceased to offer its analog/CDMA prepaid and postpaid services at the end of 2002.

(2)     Represents Talk ‘N Text, a prepaid GSM service provided by Piltel using Smart’s GSM network. Piltel’s GSM revenue is net of service fees payable to Smart for using Smart's GSM network. Piltel does not offer postpaid GSM service.

As of December 31, 2002, Smart’s prepaid GSM subscriber base grew by 46% to 6,649,038 from 4,569,616 at December 31, 2001, whereas Smart’s postpaid GSM subscriber base increased by 145% to 176,648 at December 31, 2002 from 72,050 at December 31, 2001. Of Smart's 6,825,686 GSM subscribers at December 31, 2002, prepaid subscribers accounted for 97%, while postpaid subscribers accounted for the remaining 3%. Piltel’s prepaid GSM subscriber reached 1,773,620 as at December 31, 2002, representing a 20% increase from its 1,475,006 subscribers at December 31, 2001.

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

Prior to July 2001, Smart and Piltel received interconnection fees at an average of Php8.50 per minute for calls originating from fixed line subscribers. Effective July 1, 2001, these fees were reduced to Php6.50 per minute and then further reduced to Php4.50 per minute effective January 1, 2002. Also, prior to July 2001, Smart and Piltel received and paid interconnection fees of Php1.00 per minute for calls originating from/terminating to another cellular operator’s network. Effective July 1, 2001, these fees were increased to Php3.00 per minute and then further increased to Php4.50 per minute effective January 1, 2002.

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

Cellular Handset Sales

Our cellular revenues include revenues from the sale of handsets amounting to Php14,982 million, an increase of 15% over the Php13,015 million recorded in 2001. The increase was attributable to higher gross activations in our GSM subscribers.

GSM Churn Rates

Churn, or the rate at which existing subscribers have their service cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the simple average of the numbers of subscribers at the beginning and at the end of a month, all divided by the number of months in the same period.

A prepaid cellular subscriber is recognized as an active subscriber when that subscriber activates and uses the SIM card in the handset, which already contains Php100 worth of pre-stored air time. Subscribers can then reload by purchasing prepaid call-and-text cards that are sold in denominations of Php300, Php500 and Php1,000 or, in the case of Smart’s prepaid subscribers, by purchasing additional air time through their handsets using Smart Money. Reloads are valid for two months. A prepaid GSM account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. As a result, a subscriber would not be recognized in churn for up to four months and three days to six months after the subscriber may have stopped using the service to make calls or send messages (although the subscriber may continue to receive calls and messages). These effects may cause our calculated churn rate for a period to be lower than the actual rate at which subscribers are ceasing to use Smart's and Piltel’s services, and may contribute to more rapid growth in calculated churn following periods of rapid subscriber growth.

For Smart’s prepaid GSM subscribers, the average monthly churn rate for 2002 was 3.2%, compared to 1.8% for 2001. Smart’s churn has been influenced by several factors, particularly the slowdown of the Philippine economy, which negatively affected the ability of some subscribers to afford the service. Piltel’s Talk ‘N Text experienced churn for 2002 at an average rate of 5.7%, an increase from 2.7% in 2001.

As part of our initiatives to address the increase in churn rate, we introduced PureTxt 100 on August 18, 2002. The card was designed as an alternative for Smart Buddy and Talk ‘N Text subscribers who may temporarily be unable to afford the “call and text” cards with higher denominations. Once a PureTxt 100 card was loaded, the incoming and outgoing voice-call capabilities of the subscriber were temporarily deactivated until such time that the subscriber reloaded with a “call and text” card” in a denomination of at least Php300. PureTxt 100 cards came with a free allocation of 10 text messages and were valid for one month.

In May 2003, we introduced SmartLoad, an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for and accessible to Smart Buddy and Talk ‘N Text subscribers. These “over-the-air” reloads, which have both voice and text functions, are packaged in smaller denominations of Php30, Php60, Php115 and Php200, but have shorter validity periods of 3 days, 6 days, 12 days and 30 days, respectively. Like PureTxt 100, we believe that SmartLoad will encourage subscribers to stay within our cellular network instead of churning and re-subscribing at a later time. As a result of the launch of SmartLoad, we have ceased production of PureTxt 100 cards.

The average monthly churn rate for Smart’s postpaid GSM subscribers in 2002 was 2.3%, compared to 3.3% in 2001. Smart’s policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Total revenues from these services in 2002 amounted to Php683 million, a decrease of Php79 million, or 10%, from Php762 million in 2001.

Information and Communications Technology

Our information and communications technology business is conducted by ePLDT, a wholly-owned subsidiary of PLDT. ePLDT was formed in August 2000 and started commercial operations in February 2001. ePLDT’s principal business activities are the operation of an Internet data center under the brand name Vitroä; two wholly-owned call centers, namely Vocativ and Parlance; and Infocom, an ISP. Granted pioneer status as an Internet data center by the Philippine Board of Investments, Vitroä provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall. ePLDT also operates Infocom, our ISP, which was transferred from PLDT to ePLDT in December 2001 in line with the reorganization of our businesses into three major business segments.

ePLDT is engaged in the call center business through the following subsidiaries:

•         Parlance, a 100%-owned call center facility capable of accommodating 520 seats exclusively for one of the largest direct-to-home service providers in the United States for customer support and billing requirements. Parlance commenced commercial operations in June 2002; and

•         Vocativ, a 100%-owned call center facility capable of accommodating 500 seats exclusively for clients of a global provider of customer relationship management services. Vocativ commenced commercial operations in April 2002.

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

In 2002, our information and communications technology business generated total revenues of Php644 million, an increase of Php270 million, or 72%, over the Php374 million in 2001. These revenues accounted for 1% of our consolidated operating revenues in 2002 and less than 1% in 2001. Infocom contributed revenues of Php318 million; ePLDT’s call center business contributed revenues of Php290 million and Vitroä contributed revenues of Php36 million, representing 49%, 45% and 6%, respectively, of the total revenues from our information and communications technology business in 2002. Infocom’s revenue in 2002 remained unchanged over 2001. Going forward, we expect revenues from our call center business to contribute significantly to our information and communications technology revenues with the full commercial operations of Parlance and Vocativ and the growing demand for call center services.

Consolidated Operating Expenses

Our consolidated operating expenses in 2002 decreased by Php5,522 million, or 6%, to Php80,714 million from Php86,236 million in 2001. The decrease was due primarily to lower amortization expenses of goodwill and a lower amount of impairment charges recognized in 2002. As a percentage of our consolidated operating revenues, consolidated operating expenses decreased to 87% in 2002 from 107% in 2001 as a result of an increase in wireless revenues.

The following table shows the breakdown of our total consolidated operating expenses for the years ended December 31, 2001 and 2002 by business segment:

	Years Ended December 31,
	2001	%	2002	%
	(pesos in millions)

Fixed line	Php27,495	32	Php42,031	52
Wireless	57,537	67	37,231	46
Information and communications technology	1,204	1	1,452	2
Total	Php86,236	100	Php80,714	100

Fixed Line

Consolidated operating expenses related to our fixed line business in 2002 totaled Php42,031 million, an increase of Php14,536 million, or 53%, compared to Php27,495 million in 2001.

The following table shows the break-down of our total consolidated fixed line-related operating expenses for the years ended December 31, 2001 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
	2001	%	2002	%
	(in millions)
Fixed line :
Asset impairment charges	Php265	1	Php13,204	31
Depreciation	8,849	32	9,825	23
Compensation and benefits	7,717	28	7,836	19
Provision for doubtful accounts	2,880	10	3,659	9
Maintenance	3,200	12	2,544	6
Selling and promotions	1,050	4	1,083	3
Professional and other service fees	1,008	4	994	2
Rent	815	3	889	2
Taxes and licenses	420	2	547	1
Amortization of intangibles	69	–	–	–
Other operating costs	1,222	4	1,450	4
Total	Php27,495	100	Php42,031	100

Asset impairment charges increased by Php12,939 million to Php13,204 million due to Piltel’s impairment recognition relating to its E.O. No. 109 assets as the revenues generated from these services could no longer support the cost of operating the network.

Depreciation charges increased by Php976 million, or 11%, to Php9,825 million in 2002 mainly due to higher depreciation of our asset primarily resulting from additional completed projects.

Compensation and benefits increased by Php119 million, or 2%, to Php7,836 million in 2002 mainly due to the impact of collective bargaining agreement-related increases in salaries and benefits of PLDT employees partly offset by PLDT’s ongoing manpower reduction program and lower overtime costs.

Provision for doubtful accounts increased by Php779 million, or 27%, to Php3,659 million in 2002 on account of higher provision for anticipated uncollectible accounts from various specifically identified second-tier international telecommunications carriers. To address the receivable issue, we have adopted a prepayment policy as a prerequisite for its acceptance of incoming international traffic from these carriers.

Maintenance expenses decreased by Php656 million, or 21%, to Php2,544 million primarily due to lower maintenance costs for PLDT’s outside and inside plant facilities partially offset by higher electricity expense that resulted from increased power consumption coupled with increased power rates.

Selling and promotion expenses increased by Php33 million, or 3%, to Php1,083 million mainly due to increased advertising costs attributable to subscriber acquisition campaigns.

Professional and other service fees decreased by Php14 million, or 1%, to Php994 million mainly because of lower advisory, consultancy and payment facility expenses incurred by PLDT as a result of streamlining of its outsourced services.

Rental expense increased by Php74 million, or 9%, to Php889 million mainly due to higher rental charges incurred by PLDT for its international leased circuit requirements.

Taxes and licenses increased by Php127 million, or 30%, to Php547 million mainly on account of higher provision for NTC supervision and regulation fees. See Note 25 to our consolidated financial statements in Item 18 for a discussion relating to NTC supervision and regulation fees.

Amortization of intangibles decreased by 100% in 2002 from Php69 million in 2001 as amortization of goodwill is no longer applicable under U.S. GAAP beginning January 1, 2002. Instead, a test of goodwill impairment should be done at least annually.

Other operating costs increased by Php228 million, or 19%, to Php1,450 million primarily due to an increase in insurance expense due to higher premiums paid partially offset by lesser consumption of office supplies as part of PLDT’s cost-cutting efforts.

Wireless

Consolidated operating expenses associated with our wireless business in 2002 totaled Php37,231 million, a decrease of Php20,306 million, or 35%, from Php57,537 million in 2001.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2001 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
	2001	%	2002	%
	(in millions)
Wireless
Cost of cellular handsets sold	Php15,179	26	Php16,203	44
Depreciation	7,251	13	7,387	20
Selling and promotions	1,799	3	2,845	8
Compensation and benefits	1,798	3	2,710	7
Rent	1,537	3	1,951	5
Maintenance	1,369	2	1,745	5
Professional and other service fees	1,242	2	1,221	3
Amortization of intangibles	6,021	10	766	2
Taxes and licenses	499	1	548	1
Provision for doubtful accounts	310	1	432	1
Asset impairment charge	19,470	34	75	–
Other operating costs	1,062	2	1,348	4
Total	Php57,537	100	Php37,231	100

Cost of cellular handsets sold increased by Php1,024 million, or 7%, to Php16,203 million mainly due to an increase in GSM cellular subscribers both for Smart and Piltel.

Depreciation charges increased by Php136 million, or 2%, to Php7,387 million in 2002 mainly due to an increase in Smart’s depreciable asset base owing to the continuing GSM network expansion and upgrade, which was partially offset by a reduction in the depreciable value of Smart’s and Piltel’s assets as a result of asset impairment charges in 2001 for Smart’s analog/ETACS and Piltel’s analog/CDMA assets. Having complied with the requirements set out by the NTC, Smart closed down the operation of its analog/ETACS network in December 2002.

Selling and promotion expenses increased by Php1,046 million, or 58%, to Php2,845 million, mainly due to increased gross activations of our cellular subscribers in 2002. Effective August 1, 2002, we reduced maximum commission paid to dealers for prepaid phone kit sales from a range of Php1,000 to Php1,300 per unit sold (depending on the volume purchased) in the form of prepaid “call and text” cards to Php800 in cash per prepaid phone kit. An additional 1% rebate is given on cash purchases.

Compensation and benefits increased by Php912 million, or 51%, to Php2,710 million primarily due to increased salaries and benefits of Smart’s employees coupled with accrued long-term incentive plan benefits for managers and executives of Smart. Smart’s employee headcount increased from 5,035 as of December 31, 2001 to 5,330 as of December 31, 2002 mainly due to the integration of TSI into Smart on December 1, 2002. TSI was the largest dealer of Smart.

Rental expense increased by Php414 million, or 27%, to Php1,951 million on account of higher site rentals incurred by Smart for its growing number of cell sites and base stations in line with its network expansion; increased operational requirements for satellite, microwave link and circuit facilities; and higher office space rentals due to increased wireless business centers. As of December 31, 2002, Smart had 2,110 GSM cell sites and 2,777 base stations, compared with 1,570 GSM cell sites and 2,091 base stations as of December 31, 2001.

Maintenance expense increased by Php376 million, or 27%, to Php1,745 million due to higher maintenance costs incurred by Smart relating to additional network equipment for its growing number of cell sites.

Professional and other service fees decreased by Php21 million, or 2%, to Php1,221 million mainly as a result of lower technical service fees incurred by Smart.

Amortization of intangibles decreased by Php5,255 million, or 87%, in 2002 from Php6,021 million in 2001 as amortization of goodwill is no longer applicable under U.S. GAAP beginning January 1, 2002. Instead, a test of goodwill impairment should be done at least annually.

Taxes and licenses increased by Php49 million, or 10%, to Php548 million due mainly to the increase in Smart’s and Piltel’s real property tax, municipal licenses and taxes, and NTC supervision and license fees. See Note 25 to our consolidated financial statements in Item 18 for a discussion relating to NTC supervision and regulation fees.

Provision for doubtful accounts increased by Php122 million, or 39%, to Php432 million due to an increase in Smart’s provision for doubtful carrier accounts, an increase in Smart’s postpaid subscriber base, and Smart’s adoption of a more stringent provisioning policy.

Asset impairment charges decreased by Php19,395 million, or 100%, to Php75 million in 2002. In 2001, Smart and Piltel recognized impairment charges of the values relating to their analog assets.

Other operating costs increased by Php286 million, or 27%, to Php1,348 million primarily due to increases in Smart’s various other operating expenses, such as insurance, facility usage fees, travel and transportation, and communications expenses.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business in 2002 totaled Php1,452 million, an increase of Php248 million, or 21%, from Php1,204 million in 2001. The increase was due principally to the full commercial operations of ePLDT and its newly formed subsidiaries. The three largest expense items related to our information and communications technology business in 2002 were maintenance, compensation and benefits, and depreciation and amortization, representing 25%, 23% and 19%, respectively, of our total operating expenses related to this business.

Net Operating Income

Our consolidated net operating income in 2002 was Php12,029 million, compared to a net operating loss of Php5,942 million in 2001. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved to positive 13% in 2002 from negative 7% in 2001.

The following table shows the breakdown of our consolidated net operating income (loss) for the years ended December 31, 2001 and 2002 by business segment:

	Years Ended December 31,
	2001	%	2002	%
	(in millions)

Fixed line	Php18,828	(317)	Php3,820	32
Wireless	(23,940)	403	9,017	75
Information and communications technology	(830)	14	(808)	(7)
Total	Php(5,942)	100	Php12,029	100

Fixed Line

In 2002, our fixed line business segment contributed an operating income of Php3,820 million, which was lower by Php15,008 million, or 80%, than Php18,828 million in 2001. This lower operating income contribution was mainly due to the overall decline in our fixed line operating revenues by 1% coupled with an increase in our fixed line-related operating expenses by 53% primarily owing to Piltel’s impairment of its E.O. No. 109 assets in 2002 amounting to Php13,204 million.

Wireless

Our wireless business segment registered an operating income of Php9,017 million in 2002, compared to an operating loss of Php23,940 million in 2001. This improvement was due to a substantial increase in our cellular operating income contribution and a decline in asset impairment provisions from 2001 to 2002.

Information and Communications Technology

In 2002, our information and communications technology business segment posted an operating loss of Php808 million, a decrease of Php22 million, or 3%, compared to an operating loss of Php830 million incurred in 2001. These operating losses reflect the start-up nature of ePLDT’s businesses and those of ePLDT’s subsidiaries.

Other Expenses – Net

The following table shows our consolidated other expenses – net for the years ended December 31, 2001 and 2002:

	Years Ended December 31,
	2001	2002
	(in millions)

Interest expenses and related items	Php17,101	Php15,346
Capitalized interest	(2,404)	(1,344)
Subtotal	Php14,697	Php14,002
Interest and other income	(1,278)	(2,776)
Other expenses – net	10,829	5,402
Total	Php24,248	Php16,628

On a consolidated basis, our other expenses, net of other income, decreased by Php7,620 million, or 31%, to Php16,628 million in 2002 from Php24,248 million in 2001 due to the combined effects of:

•         a decrease in interest expense and related items, net of capitalized interest, of Php695 million attributable mainly to (1) a decrease in interest expense of Php858 million due to the debt restructuring of Piltel and (2) a decrease of Php171 million in Mabuhay Satellite’s interest expense due to debt payments and lower interest rates mainly on Mabuhay Satellite’s foreign currency-denominated loans bearing fluctuating interest rates. The above decreases were partially offset by (1) a net increase of Php25 million in PLDT’s interest expense and related items mainly due to the inclusion of the tender premium of Php518 million related to our tender offer for notes due 2003 and 2004 completed in May 2002, which was substantially offset by the combined effects of lower interest rates, particularly LIBOR, and amortizations and prepayments of various loans in 2002; (2) an increase of Php302 million in Smart’s interest expense due to a higher level of indebtedness in 2002; and (3) a net increase of Php7 million in other subsidiaries’ interest expenses;

•         an increase in interest and other income of Php1,498 million mainly due to a net gain of Php633 million resulting from PLDT’s termination of a derivative instrument; and

•         a decrease of Php5,427 million in other expenses–net due mainly to a decrease in equity in net losses of investees of Php4,141 million and a non-recurrence of a provision for permanent decline in value of investment of Php2,052 million recognized in 2001.

Loss Before Income Tax, Cumulative Effect of Change in Accounting Principle and Minority Interest in Net Income of Consolidated Subsidiaries

Our loss before income tax, cumulative effect of change in accounting principle and minority interest in net losses of consolidated subsidiaries in 2002 was Php4,599 million, a decrease of Php25,591 million, or 85%, from a loss of Php30,190 million in 2001.

In 2002, our effective corporate tax rate on a consolidated basis was 16%. Our effective corporate tax rate was lower than the 32% statutory corporate tax rate due to the following:

•         the effect of a three-year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status it awarded to Smart’s GSM network expansion project;

•         income already subjected to a final tax; and

•         equity in net income of our subsidiaries, which is not subject to tax in PLDT as this has already been subject to tax in the subsidiaries.

Smart’s three-year income tax holiday, which will expire in May 2004, applies to the incremental income generated from its GSM network expansion. We expect our effective tax rate to increase following the expiration of the tax holiday granted to Smart.

Net Loss

As a result of the foregoing factors our consolidated net loss in 2002 stood at Php6,158 million, an improvement of Php21,624 million, or 78%, over our consolidated net loss of Php27,782 million in 2001. This improvement was largely due to the decreased net loss of our wireless business for 2002.

Basic and diluted loss per share of common stock amounted to Php52.08 in 2002, compared to basic and diluted loss per share of Php176.85 in 2001, after giving retroactive effect to stock dividend declarations.

2001 Compared to 2000

Consolidated Operating Revenues

Our consolidated operating revenues grew by Php19,946 million, or 33%, to Php80,294 million in 2001 compared with Php60,348 million in 2000 largely as a result of the continuing strong growth of our wireless business. Our cellular business contributed Php32,835 million in revenues for 2001, an increase of 134% from Php14,017 million in 2000. Our cellular revenues, accounted for 41% of our consolidated operating revenues in 2001, compared with 23% in 2000.

The following table shows the break-down of our total consolidated operating revenues for the years ended December 31, 2000 and 2001 by business segment:

	Years Ended December 31,
	2000	%	2001	%
	(pesos in millions)

Fixed line	Php45,310	75	Php46,323	58
Wireless	14,799	25	33,597	42
Information and communications technology	239	–	374	–
Total	Php60,348	100	Php80,294	100

Fixed Line

In 2001, our fixed line business generated revenues of Php46,323 million, an increase of Php1,013 million, or 2%, from Php 45,310 million in 2000. The increase was mainly due to increases in revenues from our local exchange service and data and other network services, partially offset by decreases in our national and international long distance revenues. However, our fixed line revenues dropped to 58% of consolidated operating revenues in 2001 from 75% in 2000 due to the significant growth in our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 2000 and 2001 by service segment:

	Years Ended December 31,
	2000	%	2001	%
	(in millions)
Fixed line:
Local exchange	Php18,671	41	Php21,356	46
International long distance	13,223	29	11,701	25
National long distance	10,436	23	8,500	19
Data and other network	2,971	7	4,653	10
Miscellaneous	9	–	113	–
Total	Php45,310	100	Php46,323	100

Local Exchange Service

The components of our local exchange revenues are described under “— 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — Local Exchange Service.”

The following table summarizes key measures of our local exchange service business segment as of and for the years ended December 31, 2000 and 2001:

	Years Ended December 31,
	2000	2001

Consolidated local exchange revenues (in millions)	Php18,671	Php21,356
Number of fixed lines in service
PLDT Group	1,999,922	2,174,082
PLDT(1)	1,915,985	2,075,109
Number of PLDT employees	13,285	12,915
Number of PLDT fixed lines in service per PLDT employee	144	161

________________

(1) Approximately 99% and 93% were postpaid fixed line subscribers as of December 31, 2000 and 2001, respectively.

Revenues from our local exchange service increased by Php2,685 million, or 14%, to Php21,356 million in 2001 compared with Php18,671 million in 2000 principally due to:

•         currency-related adjustments in our monthly local service rates; and

•         higher average number of billed fixed lines in service.

As a percentage of total fixed line revenues our local exchange service revenues increased to 46% in 2001 from 41% in 2000.

During 2001, we implemented ten upward and four downward adjustments in our monthly local service rates to reflect the movements of the peso-to-dollar exchange rate pursuant to a currency adjustment mechanism allowed by the NTC. During 2000, we implemented 12 upward adjustments and one downward adjustment. Under this mechanism, we increase or decrease our monthly local service rates by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. Following a depreciation of the peso, we increase our local exchange service rates after giving 15 days’ prior notice to the NTC; conversely, we decrease our local exchange service rates immediately following an appreciation of the peso. The average peso-to-dollar exchange rate in 2001 was Php51.009 to US$1.00, compared to the average of Php44.179 to US$1.00 in 2000. Rate adjustments under this mechanism relating to this 15% depreciation of the peso resulted in a 16% net increase in our average monthly local service rates, thus increasing our local exchange revenues.

Despite lower gross fixed line additions in 2001, PLDT achieved a higher number of net additional fixed lines in service because of a lower number of disconnections during the year than in 2000. Gross additions to PLDT’s fixed lines in service in 2001 totaled 427,349, lower by 11% than last year’s gross additions of 477,515. On a net basis, PLDT added 159,124 fixed lines in 2001, higher by 4% than the net additions of 153,516 in 2000.

The increase in PLDT's net fixed line additions was mainly attributable to Teletipid, PLDT’s prepaid fixed line service. Launched in August 2000, Teletipid was initially intended by PLDT as an alternative affordable telephone service for consumers under difficult economic conditions. At the end of 2000, PLDT had 13,905 Teletipid subscribers, all of which were new subscribers. However, in 2001, Teletipid was incorporated into PLDT’s overall churn and credit risk exposure management and subscriber retention efforts. In 2001, the number of additional Teletipid subscribers was 130,597, of which 82,002, or 63%, were new subscribers and 48,595, or 37%, were migrated from PLDT’s postpaid fixed line service, instead of being disconnected from the service for non-payment of bills. As of December 31, 2001, active Teletipid subscribers reached 144,502, representing 7% of PLDT’s total fixed lines in service.

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

The ratio of PLDT fixed lines in service per PLDT employee improved from 144 in 2000 to 161 in 2001 due to the increase in PLDT’s fixed lines in service and the impact of PLDT's manpower reduction program. PLDT’s workforce was reduced by 370 employees, or 3%, in 2001 primarily as a result of the manpower reduction program.

International Long Distance Service

The components of our international long distance revenues are described under “— 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — International Long Distance Service.”

The following table shows information about our international long distance business for the years ended December 31, 2000 and 2001:

	Years Ended December 31,
	2000	2001

Consolidated international long distance revenues (in millions)	Php13,223	Php11,701
Inbound	9,927	9,232
Outbound	3,296	2,469
International call volumes (in million minutes, except call ratio)(1)
PLDT Group(2)	2,457	3,276
Inbound	2,313	3,108
Outbound	144	168
Inbound-outbound call ratio	16.1:1	18.5:1
PLDT	2,378	2,814
Inbound	2,237	2,648
Outbound	141	166
Inbound-outbound call ratio	15.9:1	16.0:1

________________

(1)     Call volumes for the year ended December 31, 2001 have been restated to conform with our 2002 financial statement presentation, which includes interconnection traffic.

(2)     Excludes cellular call volumes.

Our consolidated international long distance revenues decreased by Php1,522 million, or 12%, to Php11,701 million in 2001 from Php13,223 million in 2000 as a result of declines in revenues from both inbound and outbound international calls. Our international long distance revenues as a percentage of our total fixed line revenues also decreased to 25% in 2001 from 29% in 2000.

Our revenues from inbound international long distance calls for 2001 decreased by Php695 million, or 7%, to Php9,232 million principally due to continued declines in international termination rates. This decrease was partially offset by the effects of the peso depreciation against the U.S. dollar and higher call volumes.

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

Our inbound international long distance call volumes increased by 34% to 3,108 million minutes in 2001 largely due to:

•         our enhanced competitiveness from flexible pricing that was made possible by our adoption of the U.S. FCC benchmark accounting rate of US$0.38 per minute for inbound international calls one year earlier than the target date set by the U.S. FCC; and

•         our recovery of traffic previously lost to unauthorized traffic termination and bypass routings by international simple resale operators.

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

Our outbound international long distance call volumes grew by 17%, from 144 million minutes in 2000 to 168 million minutes in 2001, as a result of:

•         substantial reductions of our IDD rates; and

•         implementation of our various marketing initiatives, including innovative pricing packages for large accounts and loyalty programs for high-value customers.

National Long Distance Service

The components of our national long distance revenues are described under “— 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — National Long Distance Service.”

The following table shows our national long distance revenues and call volumes for the years ended December 31, 2000 and 2001:

	Years Ended December 31,
	2000	2001

Consolidated national long distance revenues (in millions)	Php10,436	Php8,500
National long distance call volumes (in million minutes)
PLDT Group	3,274	2,780
PLDT	3,255	2,756

Our national long distance revenues declined by Php1,936 million, or 19%, to Php8,500 million in 2001 from Php10,436 million in 2000 due to the combined effects of the following:

•         lower call volumes;

•         reduced national direct dialing, or NDD, rates; and

•         changes in interconnection arrangements and the percentage of calls subject to revenue sharing with other carriers.

Likewise, national long distance revenues decreased to 19% of our total fixed line revenues in 2001 from 23% in 2000.

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

In 2001, 72% of PLDT’s national long distance call volumes were subject to revenue sharing with other carriers, compared to 70% in 2000.

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

The components of our data and other network revenues are described under “— 2002 Compared to 2001 — Consolidated Operating Revenues — Fixed Line — Data and Other Network Services.”

Of our total revenues from data and other network services in 2001, traditional bandwidth services accounted for 67%, broadband/IP-based services accounted for 29%, and other services accounted for the remaining 4%, compared with 71%, 25% and 4%, respectively, in 2000.

Revenues from our data and other network services grew by Php1,682 million, or 57%, to Php4,653 million in 2001 compared with Php2,971 million in 2000. Revenues from our data and other network services also increased to 10% of our total fixed line revenues in 2001 from 7% in 2000.

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

Wireless

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2000 and 2001 by service segment:

	Years Ended December 31,
	2000	%	2001	%
	(in millions)
Wireless:
Cellular services(1)	Php9,255	63	Php19,820	59
Cellular handset sales	4,762	32	13,015	39
Satellite, VSAT and others	782	5	762	2
Total	Php14,799	100	Php33,597	100

_____________

(1)       Refers to GSM and analog voice and data revenues.

Wireless revenues increased by Php18,798 million, or 127%, to Php33,597 million in 2001 from Php14,799 million in 2000 mainly as a result of the continuing strong growth in our cellular service revenues and cellular handset sales. As a percentage of consolidated operating revenues, our wireless revenues rose to 42% in 2001 from 25% in 2000.

Cellular Service

The components of our cellular service revenues are described above under “— 2002 Compared to 2001 — Consolidated Operating Revenues — Wireless — Cellular Service.”

Our cellular service revenues in 2001 increased by Php10,565 million, or 114%, to Php19,820 million from Php9,255 in 2000. Cellular service revenues accounted for approximately 25% of our consolidated operating revenues in 2001, compared to 15% in 2000.

We market our cellular services under the brand names Smart Buddy, Smart Gold, BillCrusher, PriceBuster, Talk ‘N Text, Phone Pal and Mobiline. Smart Buddy and Smart Gold are services provided using Smart’s digital GSM network, while BillCrusher and PriceBuster are offered through Smart’s analog/ETACS network. Smart Buddy and BillCrusher are prepaid services, while Smart Gold and PriceBuster are postpaid services. Talk ‘N Text is provided by Piltel using Smart‘s GSM network, while Phone Pal and Mobiline are offered through Piltel‘s analog/CDMA network. Talk ‘N Text and Phone Pal are prepaid services, while Mobiline is a postpaid service.

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

Smart’s prepaid GSM subscriber base increased by 2,306,294, or 102%, to 4,569,616, whereas Smart's postpaid GSM subscriber base grew by 4,367, or 6%, to 72,050. Prepaid subscribers accounted for 98% of Smart’s 4,641,666 GSM subscribers at December 31, 2001, while postpaid subscribers accounted for the remaining 2%. In contrast, Smart’s prepaid analog subscriber base declined by 69% to 87,429 at December 31, 2001 from 282,529 at December 31, 2000, while Smart’s postpaid analog subscriber base decreased by 33% to 164,749 at December 31, 2001 from 244,945 at December 31, 2000. Overall, Smart’s analog subscriber base decreased during the year by 52% to 252,178 at the end of 2001.

At December 31, 2001, Piltel’s GSM subscriber base increased by 960,748, or 261%, to 1,329,326 from 368,578 at the end of 2000. In contrast, Piltel’s prepaid analog subscriber base declined by 62% to 76,473 at December 31, 2001 from 200,042 at December 31, 2000, while Piltel’s postpaid analog subscriber base decreased by 22% to 69,207 at December 31, 2001 from 88,194 at December 31, 2000. Overall, Piltel’s analog subscriber base decreased during the year by 49% to 145,680 at the end of 2001.

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

During 2001, our SMS system handled 12,329 million outbound messages, an increase of 219% from the 3,862 million messages handled during 2000. We implemented a two-phase reduction of its free text message allocation to subscribers. The first phase, effective September 15, 2001, reduced the allocation by one-third, while the second phase, effective January 1, 2002, reduced the allocation by a further one-third of the original allocation resulting in a total reduction of two-thirds.

Cellular Handset Sales

Our cellular revenues include revenues from the sale of handsets, phone kits and other non-usage revenues amounting to Php13,015 million in 2001, an increase of 173% over the Php4,762 million recorded in 2000. The increase was attributable to higher gross activations in our GSM subscribers.

GSM Churn Rates

For Smart's prepaid GSM subscribers, the average monthly churn rate for 2001 was 1.8%, compared to 0.4% in 2000. Smart's churn rate in 2001 was influenced by several factors, including:

•         The general economic slowdown in the Philippines, which negatively impacted some subscribers' abilities to afford the service;

•         Technological advances, which necessitated the upgrading of SIM cards. The introduction of Smart zedÔ and Smart Money in late 2000 required our customers to upgrade earlier issued SIM cards to new, more advanced ones capable of supporting these services. This cancellation and replacement of existing SIM cards contributed to increased churn. This phenomenon may recur as Smart continues to introduce enhanced SIM cards as they become available and encourages its subscribers to upgrade to make use of Smart's various value-added services; and

•         Network quality in the first half of 2001, which may have contributed to the increased churn rate during the second half of 2001. As Smart went through rapid subscriber growth in the first half of 2001, its network at times struggled to cope with the increased traffic. Since then, however, Smart has invested heavily in increasing its network capacity.

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

Talk 'N Text's average monthly churn rate for 2001 was 2.7%, increasing from 1.0% in January 2001 to 4.6% in December 2001. We believe Piltel's GSM service churn rate in 2001 was influenced by the general economic slowdown in the Philippines, which may have negatively impacted some subscribers' abilities to afford the service. In addition, because churn for Talk 'N Text is computed in an identical manner to that of Smart's prepaid GSM service, a subscriber would not be recognized in churn for up to four months and three days to six months after the subscriber may have stopped using the service.

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

The average monthly churn rate for 2001 for Piltel’s prepaid analog/CDMA service was 9.7%.

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

Information and Communications Technology

Revenues generated from our information and communications technology business in 2001 amounted to Php374 million, increasing by Php135 million, or 56%, from Php239 million in 2000, and accounting for less than 1% in 2001 and 2000 of our consolidated revenues in each of these two years. Infocom contributed revenues of Php318 million, an increase of Php79 million, or 33%, over its revenue contribution of Php239 million in 2000. ePLDT, which started commercial operations only on February 5, 2001, contributed revenues of Php30 million from VitroTM operations. Our call center business contributed revenues of Php26 million to our information and communications technology business.

Consolidated Operating Expenses

Our consolidated operating expenses in 2001, increased by Php36,412 million, or 73%, to Php86,236 million from Php49,824 million in 2000. The increase was primarily due to an increase in operating expenses in our wireless business segment, in particular due to increased depreciation charges and the asset impairment charges for Smart’s analog/ETACS and Piltel’s analog/CDMA assets in 2001 and the write-off of the customer lists relating to Smart’s analog/ETACS service in 2001.

The following table shows the breakdown of our total consolidated operating expenses for the years ended December 31, 2000 and 2001 by business segment:

	Years Ended December 31,
	2000	%	2001	%
	(in millions)

Fixed line	Php26,322	53	Php27,495	32
Wireless	23,165	46	57,537	67
Information and communications technology	337	1	1,204	1
Total	Php49,824	100	Php86,236	100

Fixed Line

Consolidated operating expenses related to our fixed line business totaled Php27,495 million in 2001, an increase of Php1,173 million, or 4%, from Php26,322 million in 2000 largely as a result of higher depreciation charges.

The following table shows the break-down of the total consolidated fixed line-related operating expenses for the years ended December 31, 2000 and 2001 and the percentage of each expense item to the total:

	Years Ended December 31,
	2000	%	2001	%
	(in millions)
Fixed line:
Depreciation	Php7,169	27	Php8,849	32
Compensation and benefits	7,664	29	7,717	28
Maintenance	3,074	12	3,200	12
Provision for doubtful accounts	2,361	9	2,880	10
Selling and promotions	1,525	6	1,050	4
Professional and other service fees	1,107	4	1,008	4
Rent	728	3	815	3
Taxes and licenses	519	2	420	2
Asset impairment charge	–	–	265	1
Amortization of intangibles	84	–	69	–
Other operating costs	2,091	8	1,222	4
Total	Php26,322	100	Php27,495	100

Depreciation charges increased by Php1,680 million, or 23%, to Php8,849 million due to an expanding depreciable asset base mainly as a result of completed projects.

Compensation and benefits increased by Php53 million, or 1%, to Php7,717 million. This increase reflects salary increases granted to PLDT’s non-supervisory employees pursuant to a new three-year collective bargaining agreement signed in March 2001, which were partially offset by the reduced overtime costs.

Maintenance expenses increased by Php126 million, or 4%, to Php3,200 million primarily due to the effect of the peso depreciation on dollar-denominated maintenance costs, relating principally to the maintenance of our domestic fiber optic network.

Provision for doubtful accounts increased by Php519 million, or 22%, to Php2,880 million on account of higher provision for anticipated uncollectible accounts from various second-tier international telecommunications carriers. To address the receivable problem with these second-tier carriers, PLDT adopted a prepayment policy as a prerequisite for PLDT's acceptance of their incoming international traffic. Our provision for doubtful accounts in 2001 and 2000 was equivalent to approximately 6% and 5% of our fixed line related revenues, respectively.

Selling and promotion expenses decreased by Php475 million, or 31%, to Php1,050 million mainly due to a significant drop in PLDT's advertising and public relations expenses during the second half of 2001 as part of its cost-containment initiatives.

Professional and other service fees declined by Php99 million, or 9%, to Php1,008 million as a result of the reduction of PLDT's consultancy and payment facility expenses. The decrease in PLDT's consultancy was a result of the streamlining of our outsourced services in line with our cost reduction initiatives.

Rental expense increased by Php87 million, or 12%, to Php815 million due mainly to the effect of the peso depreciation on dollar-denominated rental of international satellite circuits.

Taxes and licenses decreased by Php99 million, or 19%, to Php420 million mainly on account of lower radio licenses and permit fees paid in 2001 than in 2000 and lower property taxes resulting from disposal of some of PLDT's idle real properties.

Asset impairment charges aggregating of Php265 million related to PLDT’s capitalized interest in respect of qualifying assets relating to ACeS Philippines’ property under construction. No similar charges were recorded in 2000.

Other operating costs decreased by Php869 million, or 42%, to Php1,222 million primarily due to PLDT’s implementation of cost-containment initiatives.

Wireless

Consolidated operating expenses associated with our wireless business in 2001 totaled Php57,537 million, an increase of Php34,372 million, or 148%, from Php23,165 million in 2000. A significant portion of this increase was due to non-cash charges such as depreciation charges and the asset impairment charge for Smart’s analog/ETACS and Piltel’s analog/CDMA assets in 2001 and the write-off of the customer lists relating to Smart’s analog/ETACS service in 2001.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2000 and 2001 and the percentage of each expense item to the total:

	Years Ended December 31,
	2000	%	2001	%
	(in millions)
Wireless:
Asset impairment charges	Php –	–	Php 19,470	34
Cost of cellular handsets sold	6,774	29	15,179	26
Depreciation	5,553	24	7,251	13
Amortization of intangibles	4,367	19	6,021	10
Selling and promotions	1,518	7	1,799	3
Compensation and benefits	1,173	5	1,798	3
Rent	776	3	1,537	3
Maintenance	894	4	1,369	2
Professional and other service fees	371	2	1,242	2
Taxes and licenses	225	1	499	1
Provision for doubtful accounts	556	2	310	1
Other operating costs	958	4	1,062	2
Total	Php23,165	100	Php57,537	100

Asset impairment charges of Php19,470 million were recognized in 2001 on account of charges amounting to Php12,938 million, Php5,859 million and Php673 million recognized by Piltel, Smart and ACeS Philippines for their analog/CDMA, analog/ETACS assets and ground station and related facilities, respectively. The following impairment indicators led to the recognition of impairments charges by Piltel and Smart for its analog assets: decline in subscriber numbers for analog cellular services, migration of customers from analog services to GSM services and generally declining usage. In addition, we wrote off customer lists pertaining to Smart’s analog/ETACS service amounting to Php2,077 million in 2001 in line with the recognition of an asset impairment charge in respect of Smart’s analog/ETACS assets. No asset impairment charges were recognized in 2000.

Cost of cellular handsets sold increased by Php8,405 million, or 124%, to Php15,179 million resulting from changes in the prices and production life of popular handset models coupled by the increase in Smart’s and Piltel’s subscriber base.

Depreciation charges increased by Php1,698 million, or 31%, to Php7,251 million due to an expanding depreciable asset base mainly as a result of continued significant expansion and upgrading of Smart's GSM network.

Amortization of intangibles increased by Php1,654 million, or 38%, to Php6,021 million mainly due to the full-year amortization of goodwill relating to Smart in 2001; in 2000, goodwill amortization commenced subsequent to Smart’s acquisition on March 24, 2000.

Selling and promotion expenses increased by Php281 million, or 19%, to Php1,799 million, on account of increased advertising expenses attributable to subscriber acquisition campaigns.

Compensation and benefits rose by Php625 million, or 53%, to Php1,798 million primarily due to an increase in Smart's employee headcount from 3,453 as of December 31, 2000 to 5,035 as of December 31, 2001 to meet the staffing requirements of a rapidly expanding cellular network and subscriber base.

Rental expense increased by Php761 million, or 98%, to Php1,537 million on account of higher site rentals incurred by Smart for its increasing number of base stations and mobile switching centers.

Maintenance expense increased by Php475 million, or 53%, to Php1,369 million as a result of increased maintenance costs for Smart's additional cellular network equipment.

Professional and other service fees increased by Php871 million, or 235%, to Php1,242 million due to higher professional fees paid to technical consultants for the operation and maintenance of Smart's GSM network.

Taxes and licenses increased by Php274 million, or 122%, to Php499 million as a result of increased NTC supervision fees and radio permit fees. See Note 25 to our financial statements in Item 18 for a discussion relating to NTC supervision and regulation fees.

Provision for doubtful accounts decreased by Php246 million, or 44%, to Php310 million reflecting lower provisioning for anticipated uncollectible accounts due to the declining postpaid analog subscriber base.

Other operating costs increased by Php104 million, or 11%, to Php1,062 million attributable to Smart’s increases in various other operating expenses, such as insurance, printing and office supplies.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business amounted to Php1,204 million in 2001, an increase of Php867 million, or 257%, from Php337 million in 2000, reflecting increased costs brought about by ePLDT's commercial operations that started on February 5, 2001 and the start-up nature of ePLDT's businesses and subsidiaries.

Net Operating Income

Our consolidated net operating loss in 2001 amounted to Php5,942 million, compared to an operating income of Php10,524 million in 2000, mainly resulting from asset impairment charges for Smart’s and Piltel’s analog/ETACS and analog/CDMA assets, respectively.

The following table shows the break-down of our consolidated net operating income (loss) and net operating margin for the years ended December 31, 2000 and 2001 by business segment:

	Years Ended December 31,
	2000	%	2001	%
	(in millions)

Fixed line	Php18,988	180	Php18,828	(317)
Wireless	(8,366)	(79)	(23,940)	403
Information and communications technology	(98)	(1)	(830)	14
Total	Php10,524	100	Php(5,942)	100

Fixed Line

In 2001, our fixed line business segment contributed an operating income of Php18,828 million, a decrease of Php160 million, or 1%, from Php18,988 million in 2000. Although the declines in our national and international long distance revenues were more than offset by the increases in revenues from our local exchange service and data and other network services, the overall increase in our consolidated fixed line operating revenues was insufficient to cover the increase in consolidated fixed line-related operating expenses, particularly depreciation charges.

Wireless

Our wireless business segment registered an operating loss of Php23,940 million in 2001, as against an operating loss of Php8,366 million in 2000. The increase in net operating loss was attributable to asset impairment charges recognized both by Smart and Piltel in 2001.

Information and Communications Technology

In 2001, our information and communications technology business segment posted an operating loss of Php830 million from an operating loss of Php98 million incurred in 2000. This significant increase in operating losses was attributable to ePLDT, which started commercial operations only on February 5, 2001.

Other Expenses — Net

The following table shows our consolidated other expenses – net for the years ended December 31, 2000 and 2001:

	Years Ended December 31,
	2000	2001
	(in millions)

Interest expense and related items	Php16,144	Php17,101
Capitalized interest	(2,603)	(2,404)
Subtotal	Php13,541	Php14,697
Interest and other income	(1,376)	(1,278)
Other expenses	33,089	10,829
Total	Php45,254	Php24,248

On a consolidated basis, our other expenses, net of other income, decreased by Php21,006 million, or 46%, to Php24,248 million in 2001 from Php45,254 million in 2000 due to the combined effects of:

•         an increase in interest expense and related items, net of capitalized interest, of Php1,156 million mainly due to increases in PLDT’s and Smart’s interest expenses of Php1,084 million and Php354 million in respect of its foreign-currency denominated liabilities as a result of the peso depreciation, partially offset by the decrease in interest expenses of Mabuhay Satellite amounting to Php63 million;

•         a decrease in interest and other income of Php98 million mainly due to a one-time gain of Php924 million realized by PLDT from the termination of a foreign currency swap agreement in 2000; and

•         a decrease in other expenses-net largely due to foreign exchange losses in 2000 attributable to our dollar-denominated liabilities. At December 31, 2000, the exchange rate was Php49.986 to US$1.00, equivalent to a 24% depreciation of the peso relative to the rate at the end of 1999.

Loss Before Income Tax, Cumulative Effect of Change in Accounting Principles and Minority Interest in Net Income of Consolidated Subsidiaries

In 2001, our effective corporate tax rate was 26% on a consolidated basis. Our effective corporate tax rate was lower than the 32% statutory corporate tax rate due to differences between our consolidated income as shown on our financial statements and our taxable income, as well as the effect of a three year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status awarded to Smart’s GSM network expansion project. Our taxable income is different from income as shown on our financial statements because a portion of our financial income consists of interest income already subject to 20% final tax and equity in net income of our subsidiaries, which has also been subject to tax and therefore, as income to PLDT, is not subject to income tax. Smart’s three-year income tax holiday will expire in May 2004 and applies to the incremental income generated from its GSM network expansion. We expect our effective tax rate to increase following the expiration of Smart’s tax holiday.

In 2001, our loss before income tax, cumulative effect of change in accounting principle and minority interest in net losses of consolidated subsidiaries was Php30,190 million, a decrease of Php4,540 million, or 13%, from a net loss of Php34,730 million in 2000.

Net Loss

As a result of the foregoing, our consolidated net loss in 2001 stood at Php27,782 million, as compared to a net loss of Php29,258 million in 2000. The substantial net loss posted in 2001 was largely due to impairment charge aggregating Php19,470 million mostly in respect of Smart’s analog/ETACS assets and Piltel’s analog/CDMA assets. In 2000, the substantial net loss was attributable to foreign exchange losses of Php32,943 million due to a 24% peso depreciation during 2000.

Accordingly, earnings per common share, both basic and diluted, decreased to Php176.85 in 2001 from Php193.48 in 2000. Since the amount of dividends on preferred shares over the equivalent number of common shares were greater than the basic earnings per share, the amounts for basic and diluted earnings per share are the same.

Liquidity and Capital Resources

The following table shows our consolidated cash flows, capitalization and other selected financial data as of and for the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002
	(in million pesos)
Cash Flows
Net cash provided by operating activities	20,727	20,168	39,692
Net cash used in investing activities	25,183	29,376	17,082
Capital expenditures	26,567	28,201	17,154
Net cash provided by (used in) financing activities	5,511	3,786	(16,009)

		December 31,
		2001	2002
		(in million pesos)
Capitalization
Cash and cash equivalents		4,276	10,974
Short-term debt
Current portion of long-term debt		20,229	19,627
Notes payable		6,462	760
Long-term debt – net of current portion		169,870	171,323
Total debt		196,561	191,710
Stockholders’ equity		24,472	16,413
Total capitalization		221,033	208,123

In 2002, PLDT pursued a number of liability management initiatives with the objectives of further improving the balance between its cash flows and debt service requirements and reducing its overall indebtedness.

Through these initiatives, PLDT was able to successfully raise the necessary external financing to fund its operating, investing and debt service requirements. On January 25, 2002, PLDT signed two loan agreements with Kreditanstalt fur Wiederaufbau, or KfW, which provided PLDT with a refinancing facility of US$149 million. On May 2, 2002, PLDT completed a global offering of notes in the aggregate amount of US$350 million with a simultaneous tender offer for its 8.5% Notes due 2003 and 10.625% Notes due 2004, which closed on May 15, 2002. On July 26, 2002, PLDT signed a loan agreement with JBIC for a JP¥9,760 million credit facility under JBIC’s Overseas Investment Loan Program. On September 4, 2002, PLDT signed a US$145million syndicated multicurrency term loan facility, the first tranche of which was drawn in June 18, 2003 to refinance a portion of a Japanese yen syndicated term loan which matured on the same date, and the second tranche to be drawn in December 2003 to refinance a portion of a U.S. dollar term loan falling due in December 2003.

As of December 31, 2002, consolidated cash and cash equivalents amounted to Php10,974 million. Principal sources of consolidated cash in 2002 were cash flows from operations amounting to Php39,692 million, drawings from existing long-term credit facilities totaling Php36,011 million, and net equity funds raised through PLDT's subscriber investment plan amounting to Php464 million. These funds were used principally for capital outlays of Php17,154 million, including capitalized interest of Php1,344 million and debt payments of Php43,896 million.

Principal sources of consolidated cash in 2001 and 2000 were cash flows from operations amounting to Php20,168 million and Php20,727 million, respectively; drawings from long-term and short-term credit facilities amounting to Php21,829 million and Php13,483 million, respectively, in 2001, and Php29,751 million and Php7,322 million, respectively in 2000; and equity funds raised through the issuance of capital stock amounting to Php232 million in 2001. These funds were used principally for capital outlays of Php28,201 million (including capitalized interest of Php2,404 million) and payments of long-term debt amounting to Php16,990 million in 2001; and capital outlays of Php26,567 million, (including capitalized interest of Php2,603 million) and payments of long-term and short-term debt amounting to Php43,219 million in 2000.

Operating Activities

On a consolidated basis, net cash flows from operating activities in 2002 amounted to Php39,692 million, an increase of Php19,524 million, or 97%, from Php20,168 million in 2001 and decreased by Php559 million, or 3% from Php20,727 million in 2000.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses. The revenue contribution of these businesses has grown over the last three years with wireless business contributing 50%, 42% and 25% in 2002, 2001 and 2000, respectively, and data business contributing an average of 6% in 2002 and 2001, and 5% in 2000. Revenues from our local exchange service accounted for approximately 23% of our consolidated operating revenues in 2002, down from 27% in 2001 and from 31% in 2000.

Our dependence on international and national long distance services has decreased over the past several years. In 2002, 2001 and 2000, these services together accounted for 20%, 25% and 39%, respectively, of our consolidated operating revenues. Revenues from our long distance businesses declined by 9% in 2002 compared to 2001 and by 15% in 2001 compared to 2000 due to cellular substitution and declining prices.

PLDT's contribution to our consolidated cash flows from operations in 2002 was Php17,242 million, an increase of Php4,321 million, or 33%, from Php12,921 million in 2001, which in turn represents a decrease of Php4,782, or 27%, from Php17,703 in 2000. The increase in 2002 was due to a decrease in PLDT’s working capital management, including the decline in level of settlements of certain liabilities outstanding during 2002, compared to 2001. The decrease in 2001, on the other hand, was attributable to settlements in 2001 of certain payables outstanding at the end of 2000.

Our subsidiaries, particularly Smart, contributed significant cash from operations. In 2002, Smart generated cash from operations of Php19,725 million, or approximately 50% of consolidated cash flow from operations. In 2001, Smart generated cash from operations of Php11,652 million, or 58%, of our consolidated cash flow from operations. Smart’s strong cash flows reflect the continuing strong performance of its cellular business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of certain of its lenders. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income under Philippine GAAP in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income under Philippine GAAP, after receiving similar approvals from Finnvera and certain lenders. Smart will be required to obtain further waivers to pay additional dividends in future periods.

Investing Activities

On a consolidated basis, net cash used in investing activities in 2002 was Php17,082 million, a decrease of Php12,294 million, or 42%, from Php29,376 million in 2001 mainly as a result of Smart's lower capital spending.

Our consolidated capital expenditures in 2002 totaled Php17,154 million, a significant reduction of Php11,047 million, or 39%, from Php28,201 million in 2001 due primarily to Smart’s and PLDT’s lower capital spending. Smart's capital spending of Php7,564 million in 2002 was used to further expand and upgrade its GSM network to meet the increasing demand for cellular services. PLDT's capital outlay of Php8,194 million in 2002 was principally used to finance the continued build-out of its data and broadband/IP infrastructure and investment in Asia Pacific Cable Network 2. ePLDT and its subsidiaries’ capital spending of Php607 million was used to fund its Internet data center, other Internet-related business initiatives and call center business investments. The remaining balances were spent by other subsidiaries mainly PLDT Global, Mabuhay Satellite and Subic Telecom. In December 2002, Smart acquired certain PLDT assets, consisting of a portion of PLDT’s digital fiber optic cable from Luzon to Mindanao and certain related equipment, valued at Php4,138 million.

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million. Under the Letter of Support, PLDT provided to Piltel Php2,317 million (US$48 million) in 2000, Php2,039 million (US$41 million) in 2001, and Php571 million (US$11 million) in 2002. Drawings under the PLDT Letter of Support are converted into U.S. dollars at the prevailing exchange rates at the time of the investment. As of December 31, 2002, the remaining undrawn balance under the PLDT Letter of Support was US$50 million. If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (aggregate principal of US$8 million as of June 30, 2003), additional drawings under the Letter of Support would likely be required to provide all or a portion of the funds needed by Piltel. We cannot assure you that additional amounts will not have to be drawn under the Letter of Support nor can we predict when the remaining undrawn balance under the Letter of Support will be exhausted. Piltel is currently in discussion with its unrestructured creditors and is seeking to restructure such debt on the terms and conditions of Piltel’s debt restructuring. However, Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debt or other obligations, including its debts or other obligations owed to us and our affiliates.”

For 2003, we anticipate lower capital expenditures and reduced equity investments. Our 2003 budget for consolidated capital expenditures is Php15,000 million, of which Php6,000 million is budgeted to be spent by PLDT for its fixed line data and network services and Php9,000 million is budgeted to be spent by Smart for further expansion and upgrading of its GSM network.

On a consolidated basis, net cash used in investing activities increased in 2001 and 2000 due to Smart’s higher capital spending. On a consolidated basis, net cash used in investing activities increased by Php4,193 million, or 17%, to Php29,376 million in 2001 from Php25,183 million in 2000.

Our consolidated capital expenditures increased in 2001 and 2000, primarily due to higher capital spending by Smart in order to expand and upgrade its GSM network to meet the increasing demand for cellular services. During these two years, PLDT's capital outlay was principally used to finance the continued build-out of its data and broadband/IP infrastructure and investment in Asia Pacific Cable Network 2. Our consolidated capital expenditures in 2001 totaled Php28,201 million mainly from Smart's and PLDT's capital spending of Php17,961 million and Php9,252 million, respectively. Our consolidated capital expenditures of Php26,567 million (including capitalized interest of Php2,603 million) in 2000 was largely attributable to PLDT and Smart.

Financing Activities

On a consolidated basis, we used net cash of Php16,009 million for financing activities in 2002 as against net cash provided from financing activities of Php3,786 and Php5,511 million for the years 2001 and 2000, respectively. The net cash used in financing activities in 2002 as against net cash provided by financing activities in 2001 was mainly due to PLDT’s debt payments in line with its liability management program. The net cash provided by financing activities was lower in 2001 than in 2000 primarily due to proceeds from the issuance of PLDT's common shares to NTT Communications Capital (UK) Limited, or NTTC-UK, a wholly-owned subsidiary of our strategic partner NTT Communications, amounting to Php13,878 million in 2000. On a stand-alone basis, Smart’s financing activities in 2002 used net cash of Php11,764 million, specifically for debt payments in excess of loan drawdowns. Conversely, Smart’s financing activities in 2001 and 2000 provided net cash of Php11,798 million and Php7,618 million, respectively, representing drawings from various credit facilities.

Debt Financing

Additions to our consolidated long-term debt in 2002 totaled Php36,011 million, consisting of (1) proceeds from PLDT’s issuance of notes amounting to an aggregate of Php17,625 million (US$350 million) and drawings totaling Php8,746 million, primarily from PLDT’s loan facilities extended and/or guaranteed by various export credit agencies; (2) Smart’s drawings of Php6,074 million, principally from its Phase 5 GSM loan facilities; and (3) ePLDT’s drawing of Php141 million from a three-year term loan facility.

Our consolidated indebtedness as of December 31, 2002 was Php191,710 million, lower by Php4,851 million, or 2%, compared to Php196,561 million as of December 31, 2001 due mainly to the reductions of Php2,379 million and Php3,310 million in PLDT’s and Smart’s indebtedness, respectively. PLDT’s non-consolidated indebtedness decreased by 2%, from Php143,486 million as of December 31, 2001 to Php141,107 million as of December 31, 2002, due to debt payments in line with our thrust to reduce PLDT’s overall indebtedness. Smart’s indebtedness as of December 31, 2002 stood at Php22,891 million, a decrease of 13% from Php26,201 million as of December 31, 2001.

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

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of our outstanding long-term debt as of December 31, 2002 are as follows:

Consolidated
Maturity	(in millions)

2003	Php19,627
2004	22,438
2005	28,332
2006	25,941
2007 and onwards	94,612

Approximately Php70,397 million principal amount of our consolidated outstanding long-term debt as of December 31, 2002 is scheduled to mature over the period 2003 to 2005. Of this amount, approximately Php48,100 million is attributable to PLDT, Php18,349 million to Smart, and the remainder to Mabuhay Satellite, MaraTel, ePLDT and Piltel.

On January 25, 2002, PLDT signed two loan agreements with KfW that provided PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. As of December 31, 2002, drawings under this facility totaled US$50 million (Php2,644 million).

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

On September 4, 2002, PLDT signed an agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility has been split into two tranches: Tranche A was drawn on June 18, 2003 in the amount of JP¥7,723 million and US$34 million to refinance a portion of a Japanese yen syndicated term loan which matured on the same date; and Tranche B, which amounts to JP¥3,191 million and US$19 million, and which is to be drawn in December 2003 and is intended to refinance a portion of the US$52 million principal amount outstanding under the U.S. dollar term loan falling due in December 2003. This new syndicated facility will amortize semi-annually beginning June 2004 and will mature in December 2006.

On November 28, 2002, Smart signed a US$100 million five-year term loan facility supported by Nippon Export and Investment Insurance of Japan. This facility will be used to finance equipment and services related to the Phase 6 of Smart’s GSM network expansion.

On May 29, 2003 PLDT obtained a US$12 million term loan facility from DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH. On June 11, 2003, PLDT also signed a JPY5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan. As of June 30, 2003, we have not made any drawdowns under these two facilities.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests. The basis is financial position and results of operations under Philippine GAAP at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

•         interest coverage ratio, calculated on a non-consolidated basis, excluding PLDT’s equity share in net earnings or losses of investees of not less than 150%, 180% or 200%;

•         total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

•         long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis, ranging from not more than 1.1:1 to not more than 3.0:1;

•         current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

•         debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

•         debt to free cash flow ratio on a non-consolidated basis of not more than 6.0:1 from March 31, 2003 to June 30, 2003, not more than 5.5:1 from September 30, 2003 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 and thereafter.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis as adjusted to exclude Piltel’s debts. These include:

•         long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

•         total debt to EBITDA of not more than 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter; and

•         current ratio ranging from not less than 0.75:1 to not less than 0.9:1.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value based on the December 29, 1997 exchange rate of Php40.116 to US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of December 31, 2002, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php44,984 million.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expense. Interest expense may increase as a result of various factors, including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates, and general market conditions. Since approximately 94% of PLDT's total consolidated long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. The peso declined by approximately 1% against the U.S. dollar to an average of Php51.583 to US$1.00 in 2002 from an average of Php51.009 to US$1.00 for the year 2001. At September 30, 2003, the exchange rate was Php54.877 to US$1.00, equivalent to a 3% depreciation of the peso relative to the rate at the end of 2002.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of its fixed line business. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants.

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

Under PLDT's loan agreement that requires maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT's non-consolidated after-tax net income, excluding equity share in net earnings or losses of investees, after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to (y) the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under this agreement for the 12-month period ending December 31, 2002 was 172% as against the required threshold of not less than 150%.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net earnings or loss of investees but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under these agreements for the 12-month period ending December 31, 2002 was 290% as against the required threshold of not less than 180%.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net earnings or loss of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under these agreements for the 12-month period ended December 31, 2002 was 393% as against the required threshold of not less than 200%.

Non-consolidated total debt to EBITDA is the ratio calculated on the basis of Philippine GAAP of (x) PLDT's total indebtedness (not including amounts payable by PLDT to Piltel under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness, depreciation, amortization and other non-cash charges (including equity in net earnings or loss of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs. As of December 31, 2002, our non-consolidated total debt to EBITDA calculated on the basis of Philippine GAAP was 4.93:1 as against the required threshold of not more than 6.0:1.

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

Debt service coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan, and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation period plus (3) PLDT’s closing cash balance as of the last day of the calculation date to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date. The first calculation date was on March 31, 2003, where our debt service coverage ratio for the 12-month period ended March 31, 2003 calculated on the basis of Philippine GAAP was 1.36:1 as against the required threshold of not less than 1.10:1.

Debt to free cash flow ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s debt less PLDT’s closing cash balance of the last day of the calculation period to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan, and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date. The first calculation date was on March 31, 2003, where our debt to free cash flow ratio for the 12-month period ended March 31, 2003 calculated on the basis of Philippine GAAP was 5.1:1 as against the required threshold of not more than 6.0:1.

Our consolidated long-term debt to appraised value of equity/tangible net worth, consolidated total debt to EBITDA and consolidated current ratios during the year 2002, each to be calculated on the basis of Philippine GAAP, remained within the limits stipulated in the various loan agreements, including the most restrictive current ratio threshold of not less than 0.9:1.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

•         incurring additional indebtedness;

•         prepaying other debt;

•         making investments;

•         extending loans;

•         extending guarantees or assuming the obligations of other persons;

•         paying dividends or other distributions, or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

•         disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

•         entering into management contracts providing for the management of its business or operations by a third party;

•         creating any lien or security interest;

•         permitting set-off against amounts owed to PLDT;

•         merging or consolidating with any other company;

•         entering into transactions with shareholders and affiliates; and

•         entering into sale and leaseback transactions.

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

Under the terms of our JP¥9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT's stock that would result in NTT Communications holding less than 14.95% of PLDT's voting stock, we will be required to prepay immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (1) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT, or (2) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart's GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

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

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include:

•         cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument. In some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

•         failure by PLDT to meet certain financial ratio covenants referred to above;

•         the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

•         the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

•         the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

•         the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

•         other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

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

We continue to pursue various initiatives and financing transactions with the objective of further improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness. In addition, PLDT has reduced its capital expenditures and investments, suspended dividend payments to common shareholders and increased its application of available cash to reduce its indebtedness. Further, we expect to benefit from increasing revenue and cash flow contributions from our subsidiaries, particularly Smart. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income under Philippine GAAP, after receiving similar approvals from Finnvera and certain lenders. Smart will be required to obtain further waivers to pay additional dividends in future periods. We intend to secure additional financings from banks and other institutional lenders primarily to finance part of our capital expenditure requirements. Our ability to continue to refinance our debts and the terms on which such refinancing can be obtained will depend on our successful financial and operating performance, conditions affecting the Philippine and international financial markets, the Philippine peso-to-U.S. dollar exchange rate, our credit ratings and other factors, many of which are beyond our control. An inability to repay or refinance our debts could materially and adversely affect our results of operations and financial condition and could result in default on such debts and cross-default and acceleration of substantially all of our other debts.

Credit Ratings

Our credit ratings may significantly affect the terms of our prospective financings, particularly financing costs. On July 29, 2003, Moody’s Investors Service changed its outlook on PLDT to positive and affirmed its credit rating of “Ba3” and preferred stock rating of “B2”. On May 30, 2003, Fitch Ratings changed its outlook on PLDT to stable and affirmed its credit rating of “BB-”. On April 22, 2003, Standard & Poor’s Ratings Group, or S&P, affirmed its “BB” rating and stable outlook on PLDT. However, none of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

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

Losses from sales of receivables are included in the “Other Expenses – net” account in our consolidated statements of operations, while receivables sold are excluded from our consolidated balance sheets.

Equity Financing

Through our subscriber investment plan, which requires postpaid fixed line subscribers to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php464 million in 2002 and Php232 million in 2001.

Cash dividend payments in 2002 amounted to Php1,582 million, all of which were paid solely to preferred shareholders of PLDT. In 2001, cash dividend payments totaled Php1,819 million, of which Php402 million was paid to common shareholders of PLDT and the remainder to its preferred shareholders. The most recent cash dividends paid by PLDT to its common shareholders was in April 2001, and it does not expect to pay its common shareholders any dividends in 2003.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of December 31, 2002:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
		(in million pesos)

Long-term debt obligations	190,950	19,627	50,770	52,086	68,467
Long-term lease obligations	3,876	847	1,545	905	579
Unconditional purchase obligations(1)	9,929	224	2,225	2,155	5,325
Other long-term obligations	20,201	–	–	–	20,201
Total contractual cash obligations	224,956	20,698	54,540	55,146	94,572

______________

(1)     Under the Air Time Purchase Agreement with ACeS International Limited, the amount disclosed in the table above for payments due within one year reflects a reduction in PLDT’s required payments agreed under a Standstill Agreement, while the amounts disclosed for payments due from two years onwards are based on the original Air Time Purchase Agreement. The parties to the Standstill Agreement have also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised agreement before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of ACeS International Limited’s creditors.

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

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. On June 4, 2001, PLDT issued a total of 2.7 million shares of Series V Convertible Preferred Stock, 5.1 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58.1 million shares of Piltel’s Series K, Class I Convertible Preferred Stock pursuant to the debt restructuring of Piltel. In 2002, PLDT issued additional 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. In March 2003, PLDT issued 92,413 more shares of its Series VI Convertible Preferred Stock in exchange for 462,065 shares of Piltel’s Series K, Class I Convertible Preferred Stock. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to shares of PLDT’s common stock. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2002, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock had been converted to shares of PLDT’s common stock. As of December 31, 2002, PLDT had 2.6 million Series V Convertible Preferred Stock, 4.6 million Series VI Convertible Preferred Stock and 3.8 million Series VII Convertible Preferred Stock issued and outstanding. The aggregate value of the put option based on outstanding shares as of December 31, 2002 is Php20,201 million, of which Php13,181 million is payable on June 4, 2008 and Php7,020 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying shares of PLDT’s common stock is Php2,968 million, based on the market price of PLDT’s common stock of Php270 per share as of December 31, 2002.

Commercial Commitments

As of December 31, 2002, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,610 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training, and handling of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM cellular network. As of December 31, 2002, unavailed portion under this MPO amounted to US$107 million. In addition, on May 30, 2003, Smart entered into a Technical Support Services Order with Nokia (Philippines), Inc. in the amount of US$8 million.

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

U.S. FCC Proceeding on Termination Rates

In May 2002, PLDT advised AT&T, MCI and other carriers of PLDT’s need to increase its termination rates by August 2002. Despite numerous negotiation sessions in 2002 and 2003, AT&T and MCI refused to accept any rate increases. PLDT unilaterally extended its prior termination charges to each carrier while continuing offers to negotiate, first from August 1, 2002 to October 1, 2002, then until December 31, 2002, and then, finally, despite the lack of a written agreement from AT&T and MCI, through January 31, 2003. While nearly 100 carriers worldwide, including more than 20 U.S. carriers, have then agreed to the new termination rates and entered into new termination rate agreements with PLDT, the termination rate agreements with AT&T and MCI lapsed in December 2002, without either agreeing with PLDT on any provisional arrangement or final agreement on the new termination rates. Faced with the continuing stonewalling by AT&T and MCI, PLDT, in December 2002, was forced to notify each company that PLDT’s termination rates would finally be increased as of February 1, 2003. Because no agreement was reached with either AT&T or MCI, effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI.

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

On March 10, 2003, the International Bureau of the U.S. FCC granted the request of AT&T and MCI and issued an Order, directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to PLDT, Globe Telecom, BayanTel, Digitel, Smart and Subic Telecom until such time as the U.S. FCC issues a Public Notice that all affected circuits of U.S. carriers on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale. As of June 30, 2003, receivables from U.S. carriers amounted to approximately US$19 million, of which US$10 million was attributable to PLDT, US$6 million to Smart, and US$3 million to Subic Telecom.

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

On April 9, 2003, PLDT filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order. On April 24, 2003, AT&T and MCI filed Oppositions to our application for review of the International Bureau’s March 10, 2003 Order and on May 5, 2003, we filed our reply to these Oppositions. See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Our results of operations have been, and may continue to be, adversely affected by lower U.S. dollar revenues caused by declining international termination rates and competition in international long distance service” and “Item 8. Financial Information –– Legal Proceedings –– U.S. FCC Proceeding on Termination Rates.”

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

As part of these initiatives, PLDT was successful in raising external financing to fund a significant portion of its projected operating, investing and debt service requirements. On January 25, 2002, PLDT signed two loan agreements with KfW that provided PLDT with a refinancing facility of US$149 million. On May 2, 2002, PLDT completed a global offering of notes in the aggregate amount of US$350 million with a simultaneous tender offer for PLDT’s 8.5% Notes due 2003 and 10.625% Notes due 2004, which closed on May 15, 2002. On July 26, 2002, PLDT signed a loan agreement with JBIC in the total amount of JP¥9,760 million under JBIC’s overseas investment loan program. On September 4, 2002, PLDT signed a US$145million syndicated multicurrency term loan facility, the first tranche of which was drawn in June 18, 2003 to refinance a portion of a Japanese yen syndicated term loan which matured on the same date, and the second tranche to be drawn in December 2003 to refinance a portion of a U.S. dollar term loan falling due in December 2003.

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

As of December 31, 2002, PLDT owed to KfW an aggregate principal amount of US$437 million, as follows:

•         US$329 million provided under various export credit agency-backed facilities, of which US$290 million was provided in connection with our expansion and service improvement programs and US$39 million in connection with the US$149 million refinancing facility; and

•         US$108 million provided for the 15% down payment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$11 million is in connection with the US$149 million refinancing facility.

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

On May 2, 2002, PLDT issued US$100 million in aggregate principal amount of 10.625% Notes due 2007 and US$250 million in aggregate principal amount of 11.375% Notes due 2012. The net proceeds from the issuance of the notes were used mainly to (1) repurchase US$63 million in principal amount of our 8.5% Notes due 2003 and US$117 million in principal amount of our 10.625% Notes due 2004, through our tender offer, and US$6 million in principal amount of 10.625% Notes due 2004 and US$6 million in principal amount of 9.875% Notes due 2005 from the open market; and (2) prepay or repay various loans in the aggregate amount of US$121 million, of which US$53 million (JP¥6,260 million) pertained to the Japanese yen term loan which matured in June 2003 and US$52 million pertained to the US$150 million term loan maturing in December 2003.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer of Smart's local exchange business to PLDT, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelings-landen N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively, approximately US$140 million in aggregate amount was outstanding as of December 31, 2002. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before interest, income tax and depreciation and amortization or EBITDA ratio that PLDT on a non-consolidated basis and calculated on the basis of Philippine GAAP is permitted to maintain during the terms of the respective loans. The FMO loan has a final maturity on September 1, 2007 while the EKN and ECGD loans will mature on December 31, 2007.

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

JP¥19,807 Million Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, JP¥12,359 million of which was outstanding as of December 31, 2002. This loan matured on June 18, 2003 and was partly refinanced by a multicurrency refinancing facility described below.

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC in the total amount of JP¥9,760 million under the Overseas Investment Loan program of JBIC. The loan was drawn on July 31, 2002 and will be amortized on a semi-annual basis beginning March 21, 2005, with final maturity on March 21, 2008.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility has been split into two tranches: Tranche A was drawn on June 18, 2003 in the amount of JP¥7,723 million and US$34 million to refinance a portion of a Japanese yen syndicated term loan which matured on the same date; and Tranche B, which amounts to JP¥3,191 million and US$19 million, and which is to be drawn in December 2003 and is intended to refinance a portion of the US$52 million principal amount outstanding under the U.S. dollar term loan falling due in December 2003. The new syndicated facility will be amortized semi-annually beginning June 2004 and will mature in December 2006.

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

Under the second loan agreement, PLDT borrowed an aggregate of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million will mature on June 9, 2005 and Php810 million matures on June 9, 2010.

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

The Peso Notes program, for which the registration was rendered effective by the Philippine SEC on April 9, 2003, has been given “PRS 1” rating by PhilRatings, an affiliate of Standard & Poor’s. PRS1 is the highest rating possible on PhilRatings’ scale for short-term securities and is assigned to issues with “the strongest capability for timely payment of debt on both principal and interest.”

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

On April 14, 2002, for the purpose of financing the purchase of certain equipment, Smart obtained a US$7.2 million term loan facility from Bayerische Hypo-und Vereinsbank Aktiengesellschaft, of which US$5 million was outstanding as of December 31, 2002, pursuant to the standard loan agreement No. 1 dated August 14, 2002 under the €50 million Framework Agreement for the financing of individual export contracts dated November 8 and 13, 2001.

In addition, on January 9, 2002, Smart signed a loan facility in the amount of Php300 million. This loan has been fully drawn and is payable quarterly with final repayment in February 2007.

On November 28, 2002, Smart signed a US$100 million term loan facility supported by Nippon Export and Investment Insurance. This facility remains undrawn as of the date of the filing of this annual report.

Smart's loan agreements contain restrictions that limit its ability to pay dividends, redeem preferred shares, make distributions to its stockholders or otherwise provide funds to its stockholders or affiliates without the consent of the lenders. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income under Philippine GAAP, after receiving similar approvals from Finnvera and certain lenders. Further waivers would be required for payment of additional dividends in future periods. We cannot assure you that Smart will be able to obtain such waivers in the future, or what amounts, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

Smart’s loan agreements contain certain covenants requiring Smart to comply with specified financial ratios and other financial tests calculated on the basis of Philippine GAAP at semi-annual measurement dates. The financial tests under Smart’s loan agreements include maintenance of a debt-to-equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. Smart’s loan agreements also contain customary default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include:

•         cross defaults and cross accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

•         failure by Smart to comply with certain financial ratio covenants;

•         any reduction in PLDT's ownership of Smart stock below 51% of the total of each class of Smart stock outstanding;

•         any reduction in First Pacific's and its affiliates' collective ownership of PLDT’s common stock below 18% of the total common stock outstanding or 18% of the voting power of the total common stock outstanding; and

•         the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart's ability to perform its obligations under its loan agreement with the lender or that the lender believes materially impairs an applicable guarantor's ability to perform its obligations under an applicable guaranty.

In addition, some of these loan agreements restrict Smart's ability to enter into transactions with affiliates except on arms-length terms and for valuable consideration.

Overview of Piltel’s Indebtedness

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, or the aggregate financial debt of Piltel, representing approximately 98% of its total liabilities as of that date.

As of December 31, 2002, Piltel’s aggregate indebtedness outstanding consists of:

	Aggregate Outstanding Indebtedness
	(in millions)
Restructured debt
10-year Tranche B	US$140	Php7,445
15-year Tranche C	140	7,444
15-year Conversion Notes	121	6,448
15-year Term Notes Facility	5	293
Unrestructured debt	8	451
Liabilities under capital lease	1	43
Total	US$415	Php22,124

Piltel’s restructured debt as of December 31, 2002 are scheduled to mature as follows:

Maturity	Aggregate Outstanding Indebtedness
	(in millions)
2003 (January 1 through December 31, 2003)	US$––	Php––
2004	1	22
2005	1	22
2006	4	224
2007 and onwards	400	21,362

Under the terms of the debt restructuring, 50% of the financial debt of each participating creditor was released in consideration for the allotment of Piltel convertible preferred shares. One (1) Piltel convertible preferred share was exchanged for every Php340 worth of debt for which it was being exchanged (converted into Pesos at an exchange rate of Php47.05 to US$1.00 for dollar-denominated debt and Php1.00 to JP¥2.39522 for yen-denominated debt), which shares were immediately and mandatorily converted into PLDT convertible preferred shares. One PLDT convertible preferred share was issued for every five (5) Piltel convertible preferred shares.

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

In addition, under the terms of the restructuring, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. As of December 31, 2002 and September 30, 2003, the undrawn balance available under the Letter of Support was US$50 million.

Tranche B Loans

Piltel’s Tranche B Loans consist of peso, U.S. dollar and Japanese yen participations of Php2,166 million, US$33 million and JP¥7,822 million, respectively. These Tranche B loans have nominal principal amortizations representing 0.10% of the original Tranche B loan amount payable each year beginning 2004 to 2010, while the remaining balance of 99.3% will fall due in June 4, 2011.

Tranche C Loans

Piltel’s Tranche C Loans consist of peso, U.S. dollar and Japanese yen participations of Php2,166 million, US$33 million and JP¥7,822 million, respectively. These Tranche C loans have principal amortizations of 0.10% of the original Tranche C loan amount payable each year in 2004 and 2005, 2% in 2006, 10% payable each year from 2007 to 2015, while the remaining balance of 7.8% will fall due in June 4, 2016.

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

Piltel likewise agreed to pay into a dedicated account (a “Sinking Fund Account”) the amount by which (a) earnings before interest, tax, depreciation and amortization for a financial year is greater than (b) 200 percent of the projected debt service costs and permitted capital expenditure for the following financial year (the “Excess Cash flow”). The moneys in that Sinking Fund Account will be used (before drawings are made under the Letter of Support) to fund cash flow deficiencies of Piltel. Also, if actual capital expenditure for a financial year differs from the projected capital expenditure, Piltel will either pay into the Sinking Fund established at the end of that year an amount equal to any over-projection of capital expenditure or will be entitled to withdraw funds, if any, equal to any under-projection. Any credit balance in a Sinking Fund after two financial years will be used to prepay all participating creditors ratably.

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

Item 6. Directors, Senior Management and Employees

Directors, Key Officers and Advisors

The names, ages, positions and date of appointment of our directors (including independent directors), key officers and advisors as of the date of this report are as follows:

Name	Age	Position(s)	Date of Appointment

Antonio O. Cojuangco	51	Director	April 21, 1982
		Chairman of the Board	November 24, 1998
Manuel V. Pangilinan	56	Director	November 24, 1998
		President
		Chief Executive Officer
Helen Y. Dee	58	Director	June 18, 1986
Corazon S. de la Paz	62	Director	September 25, 2001
Albert F. del Rosario	63	Director	November 24, 1998
Ray C. Espinosa	46	Director	November 24, 1998
Napoleon L. Nazareno	53	Director	November 24, 1998
		President and Chief Executive Officer
		of Smart
Rev. Fr. Bienvenido F. Nebres, S.J.(1)	63	Director	November 24, 1998
Juan B. Santos(1)	64	Director	December 3, 2002
Pedro E. Roxas(1)	47	Director	March 1, 2001
Taketo Suzuki	58	Director	March 24, 2000
		Chief Operating Advisor
Mitsuhiro Takase	55	Director	March 24, 2000
Ricardo R. Zarate(2)	61	Director	March 1, 2001
		Executive Vice President	June 1, 1987
Antonio R. Samson(3)	57	Executive Vice President	April 27, 1999
Ma. Lourdes C. Rausa-Chan	49	Senior Vice President,	January 5, 1999
		General Counsel and Corporate Secretary	November 24, 1998
Anabelle L. Chua	42	Senior Vice President	February 26, 2002
		Treasurer	February 1, 1999
George N. Lim	51	Senior Vice President	February 26, 1999
Claro Carmelo P. Ramirez	43	Senior Vice President	July 5, 1999
Victorico P. Vargas	51	Senior Vice President	March 28, 2000
Rosalie R. Montenegro	54	Senior Vice President	July 10, 2000
Ariel A. Roda	40	Senior Vice President	August 10, 2000
Alfredo S. Panlilio	40	Senior Vice President	May 8, 2001
Ernesto R. Alberto	42	Senior Vice President	May 15, 2003
Jun R. Florencio	47	First Vice President	March 28, 2000
		Auditor General	September 1, 2000
Celso T. Dimarucut	42	First Vice President	January 31, 2003
		Controller	August 16, 2000
Christopher H. Young	46	Chief Financial Advisor	November 24, 1998
Anastacio R. Martirez	50	Head, Personal Communications and	September 1, 1993
		Mobile Services Division of Smart
Peter J. Lawrence	44	Chief Financial Advisor to Smart	November 9, 1998
Donald J. Rae	42	Chief Operations Advisor to Smart	January 1, 1999

——————————

(1)   Independent directors.

(2)   Retired as Executive Vice President effective July 16, 2003 but remains a director of PLDT.

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

Mr. Antonio O. Cojuangco, the chairman of the board of PLDT, served as president and chief executive officer of PLDT for over 12 years until November 1998, when he assumed the chairmanship of the board. He also holds the chairmanship of the Bank of Commerce, FCB Manila and CAP Life Insurance Corporation, and sits on the boards of C&O Investment Realty Corporation, Kuok Phil. Properties, Inc. and Philippine Telecommunications Investment Corporation.

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

Ms. Corazon S. de la Paz is the president and chief executive officer of the Social Security System. Until June 30, 2001, she was the senior partner and the chairperson of Joaquin Cunanan & Co., a member firm of PricewaterhouseCoopers Worldwide. She is the vice chairperson of Equitable PCI Bank and a director and the chairperson of the audit committees of San Miguel Corporation, Philex Mining Corporation and Philhealth Insurance Corporation. She is also a director of Ionics Circuits, Inc., Republic Glass Holding Corp., PCI Leasing and Finance, PCI Capital Corporation and Equitable Cardnetwork, Inc. She is also a trustee of several educational and non-profit organizations.

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

Atty. Ray C. Espinosa is the managing director of ePLDT, the chairman and chief executive officer of Parlance and Vocativ, and the chairman of mySecureSign, Inc. He is a member of the boards of BayanTrade Dotcom, Inc., Contact World, Inc., Cyber Bay Corporation, Digital Paradise, Inc., Filcredit Finance and Capital Development Corporation, Intelligent Network Plus, Inc., Mind Stream, Inc., Nation Broadcasting Corporation, Netopia Computer Technologies, Inc., Sidera Technologies, Inc., Stradcom International Holdings, Inc. and PLDT Global. He is a trustee of PLDT Beneficial Trust Fund and PLDT Foundation, Inc. and the corporate secretary of Unilink Communications Corporation, Philippine Home Cable Holdings, Inc. and its subsidiaries, and Mediaquest Holdings, Inc. Until June 30, 2000, he was a partner and member of the executive committee of the law firm SyCip Salazar Hernandez & Gatmaitan.

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

Rev. Fr. Bienvenido F. Nebres, S.J. is the president of the Ateneo de Manila University and a member of the boards of trustees of several other private educational institutions. He is chairman of the board of the Center for Leadership and Change, Inc., a leadership training institution, and LEAD, Inc., which works with farmers.

Mr. Juan B. Santos is the chairman of Nestlé Philippines, Inc. and was its president until March 31, 2003. Prior to his appointment as president of Nestlé Philippines in 1987, he served as chief executive officer of the Nestlé Group of Companies in Thailand. From 1989 to 1995, he acted on concurrent capacity as chief executive officer of Nestlé Singapore Pte. Ltd. and Nestlé Philippines. He is a director of San Miguel Corporation and the chairman of the advisory board of Equitable-PCI Bank. He is also the chairman of the Philippine Business for the Environment and the Foundation for Rural Electrification for Economic Development and an active member of the boards of trustees of the Philippine Business for Social Progress, the Development Board of Dualtech Canlubang and the International Chamber of Commerce of the Philippines.

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

Mr. Ricardo R. Zarate was an executive vice president of PLDT and the head of PLDT's fixed line business until his retirement effective July 16, 2003. From 1996 to 2000, he was the executive vice president for the network services group, in charge of operations and maintenance, regional business and technical and operations support. He also sits on the boards of Smart and Clark Telecom.

Mr. Antonio R. Samson was an executive vice president of PLDT until his retirement on July 16, 2003. He was president and chief executive officer of Mediaquest Holdings, Inc. until July 15, 2003. Since joining PLDT in 1982, he has been a senior officer in various capacities. His business experience includes strategic planning, human resources and administration, information systems, investor relations, public relations and advertising, media relations and property management. Mr. Samson is a director of Radio Veritas, president of MCO Foundation and Metropolitan Museum Foundation, chairman of Ad Foundation and a trustee and the auditor of PLDT Foundation, Inc.

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

There are no agreements between PLDT and any of its directors and key officers providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT's employees’ benefit plan.

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

Share Ownership

The following table sets forth information regarding ownership of our common stock, preferred stock and executive stock options as of June 30, 2003 by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common stock and less than 1% of our preferred shares.

Name of Owner	Shares of Common Stock	Shares of Preferred Stock	Shares of Common Stock Underlying Executive Stock Options(1)

Antonio O. Cojuangco	4	4,060	–
Manuel V. Pangilinan	54,419	360	97,571
Helen Y. Dee	22,055(2)	180	–
Corazon S. de la Paz	12,553,130(3)	–	–
Albert F. del Rosario	38,425	1,560	–
Ray C. Espinosa	1	–	38,342
Napoleon L. Nazareno	6,427	495	–
Rev. Fr. Bienvenido F. Nebres, S.J.	2,467(4)	–	–
Juan B. Santos	1	–	–
Pedro E. Roxas	1	540	–
Taketo Suzuki	1,501	–	–
Mitsuhiro Takase	1	–	–
Ricardo R. Zarate	3,415	–	39,464
Antonio R. Samson	–	–	28,644
Ma. Lourdes C. Rausa-Chan	257	350	22,302
Anabelle L. Chua	1,540	–	13,738
George N. Lim	1,700	360	13,256
Claro Carmelo P. Ramirez	1,500	–	14,496
Victorico P. Vargas	–	180	23,835
Rosalie R. Montenegro	–	–	16,006
Ariel A. Roda	1,500	–	13,938
Alfredo S. Panlilio	–	–	11,151
Ernesto R. Alberto	–	–	–
Jun R. Florencio	15	530	10,593
Celso T. Dimarucut	–	460	14,218
Christopher H. Young	104,315	–	–
Anastacio R. Martirez	30,577	410	–
Peter J. Lawrence	–	180	–
Donald J. Rae	–	–	–

_____________

(1)     As of June 30, 2003, under PLDT’s executive stock option plan, options to purchase 357,554 common shares have been granted to the key officers listed in the table above. No options have been granted to non-executive directors. All outstanding options are exercisable at an exercise price of Php814 per share and have an expiration date of December 10, 2009. No outstanding options were exercisable until December 10, 2001, at which time 25% became exercisable. An additional 25% vested on December 10, 2002, and will vest annually on December 10, 2003 and 2004.

(2)     As chairperson and president of Hydee Management & Resources, Inc., Ms. Dee may exercise voting rights in respect and may be considered to have beneficial ownership of 21,957 shares of common stock owned by Hydee Management Resources, Inc.

(3)     As president and chief executive officer of the Social Security System, Ms. de la Paz may exercise voting rights in respect of 12,543,129 shares and 10,000 shares of common stock owned by the Social Security System and SSS Provident Fund, respectively, and may be considered to have beneficial ownership of these shares.

(4)     As president of the Ateneo de Manila University, Rev. Fr. Nebres may exercise the voting rights in respect of 2,465 shares of common stock owned by the Ateneo de Manila University and may be considered to have beneficial ownership of these shares.

The aggregate number of common and preferred shares directly owned by all key officers, directors and advisors as at June 30, 2003 were 245,697 and 9,665 respectively, or 0.145% and 0.001% of PLDT’s outstanding common and preferred shares, respectively.

Audit, Nomination, Executive Compensation and Finance Committees

Our board of directors is authorized under the by-laws to create committees, as it may deem necessary. Some of the committees formed were the audit, nomination committee, executive compensation and finance committees, the purpose of which is to assist our board of directors.

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

As provided for in the audit committee charter, the purposes of the audit committee are to assist our board of directors:

•         in its oversight of PLDT’s accounting and financial reporting principles and policies and internal audit controls and procedures;

•         in its oversight of the integrity of PLDT’s financial statements and the independent audit thereof;

•         in its oversight of PLDT’s compliance with legal and regulatory requirements;

•         in selecting and recommending the external auditors to be appointed by our board of directors, evaluating such external auditors’ qualifications and independence and, where deemed appropriate, replacing the external auditors; and

•         in its oversight of the performance of the internal auditing organization and the external auditors.

With respect to the external auditors, the audit committee has the following duties and powers:

•         to review and evaluate the qualifications, performance and independence of the lead partner of the external auditors;

•         to select and recommend the external auditors to be appointed by the board of directors and to recommend the removal or replacement of the external auditors;

•         to review in consultation with the head of the internal auditing organization and the Chief Financial Adviser the fees charged by the external auditors for audit and non-audit services;

•         to approve all audit engagement fees and terms, as well as all significant non-audit engagements with the external auditors;

•         to ensure that the external auditors prepare and deliver annually the Statement as to Independence and Auditors’ Statement, to discuss with the external auditors any relationships or services disclosed in such statements that may impact the objectivity, independence or quality of services of our external auditors and to take appropriate action in response to such statements to satisfy itself of the external auditor’s independence;

•         to ensure that the lead partner of the external auditors is rotated at least once every five (5) years; and

•         to instruct the external auditors that the external auditors are ultimately accountable to the board of directors through the audit committee.

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

Over the past several years, PLDT has been implementing a manpower reduction program, or MRP, in line with its continuing effort to reduce the cost base of the fixed line business. In 2002 and in the first half of 2003, 845 and 1,681 employees have availed of the program, respectively. The MRP cost charged to operations amounted to Php324 million for the year ended December 31, 2002 and Php1,411 million for the six months ended June 30, 2003.

The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP is being implemented under the New Labor Code and is in compliance with all other relevant labor laws and regulations. By the end of 2003, PLDT expects to reduce its headcount to approximately 10,400 employees.

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

For more information about the benefit plan, see Note 20 to our financial statements in Item 18.

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

Legal Proceedings

On April 10, 2001, a group of private individuals filed a complaint with the Office of the Ombudsman against former President Joseph Estrada and other individuals, including Mr. Manuel V. Pangilinan, who is our president, chief executive officer and one of our directors. The complaint alleged that the defendants were involved in acts involving direct and indirect bribery, corruption of public officials, illegal giving or offering of gifts to public officials and/or “economic plunder.” In the case of Mr. Pangilinan, the complaint alleged that a Php20 million check issued by Mr. Pangilinan was deposited in a bank account owned by former President Estrada. The Office of the Ombudsman reviewed the charges against Mr. Pangilinan to determine whether there is probable cause to warrant prosecution of the charges before the Sandiganbayan, a special court that hears anti-graft cases. Mr. Pangilinan has filed a counter-affidavit with the Office of the Ombudsman to refute the allegations against him and believes, based on the advice of his counsel, that the complaint against him was without merit. The investigation by the Office of the Ombudsman into the matters raised by the complainant and its prosecution of Mr. Estrada continues.

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information regarding ownership of PLDT common stock as of June 30, 2003 of all shareholders known to us to beneficially own 5% or more of PLDT's common stock. All shares of PLDT's common stock have one vote per share.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percentage of Class

First Pacific(2)	53,238,376	31.43
PCD Nominee Corporation(3)	50,638,644	29.89
Chase Manhattan (Hong Kong) Nominees Limited(4)	27,040,020	15.96
NTT Communications(5)	25,266,971	14.92
Social Security System(6)	12,553,129	7.41

———————

(1) Under the rules of the Commission, and as used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. In addition, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days, through the exercise of any option or warrant. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 169,404,078 shares of common stock outstanding as of June 30, 2003.

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

(6) Includes 7,528,340 shares held of record by PCD Nominee Corporation.

As of June 30, 2003, approximately 87.9% of the outstanding capital stock of PLDT was registered in the names of Philippine persons.

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

Agreements with NTT Communications

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         On September 28, 1999, PLDT entered into a Stock Purchase and Strategic Investment Agreement with First Pacific and its affiliates and NTT Communications whereby, pursuant to amendments on March 8, 2000 and March 24, 2000, PLDT acquired all of the outstanding stock of Smart from First Pacific and its affiliates and NTTC-UK, in exchange for newly issued and fully paid common stock of PLDT. As part of the strategic alliance formed between PLDT and NTT Communications, NTT Communications made a further strategic investment in PLDT by subscribing for an additional 12 million newly issued shares of common stock of PLDT for a price of approximately Php14,700 million effectively making NTT Communications the beneficial owner of 15% of PLDT's common stock. In addition, PLDT and NTT Communications agreed to establish a joint committee to explore the development and marketing of products and services between the parties, and PLDT granted to NTT Communications contractual veto rights over certain decisions and transactions. For more information, see “Item 3. Key Information — Risk Factors — Risks Relating to Us — A significant number of PLDT's shares are held by two separate shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT”; and

•         Simultaneously with the closing of the Stock Purchase and Strategic Investment Agreement, First Pacific, NTT Communications and NTTC-UK entered into a Shareholders Agreement. Under the Shareholders Agreement, NTT Communications is entitled to nominate two directors to the PLDT board of directors and First Pacific and its affiliates are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to Smart's board of directors and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. NTT Communications is also entitled to appoint members or advisors of certain PLDT management and board committees, including the audit, executive compensation and finance committees described above under “— Audit, Nomination, Executive Compensation and Finance Committees.” Under the Shareholders Agreement, each party has agreed, under certain circumstances, to vote its shares of common stock in favor of the nominees designated by the other parties.

We are also a party to the following agreements with NTT Communications and/or its affiliates, in respect of which Php32 million and Php39 million were payable as of December 31, 2002 and 2001, respectively:

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications' “Arcstar” brand to its corporate customers in the Philippines;

•         Conventional International Telecommunications Services Agreement with NTT Communications under which PLDT and NTT Communications have agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses;

•         Internet Services Agreement with NTT Communications under which PLDT and NTT Communications have agreed on arrangements to coordinate their plans for the deployment and utilization of Internet protocol transport capacity and the development and promotion of Internet-related and other value-added services;

•         Advisory Services Agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT;

•         Smart-NTT Multimedia Agency Agreement with NTT Communications under which Smart-NTT Multimedia, then a 60% owned subsidiary of Smart, provides a full range of PLDT's telecommunications services, including leased lines, domestic frame relay, cellular service, and multimedia services;

•         Domestic Fiber Optic Network Submerged Plant Maintenance Agreement with NTT World Engineering Marine Corporation under which NTT World Engineering Marine Corporation provides maintenance services to PLDT’s domestic fiber optic network;

•         Chartered Arrangement Maintenance Contract with NTT World Engineering Marine Corporation under which, for a period of five years, NTT World Engineering Marine Corporation uses CS PLDT primarily to maintain the submarine cable comprising the submerged portion of our fiber optic network; and

•         Tradename and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines.

PLDT Letter of Support in Favor of Piltel

In connection with Piltel's debt restructuring, on June 4, 2001, PLDT issued a letter of support for the benefit of Piltel and its creditors, under which PLDT is obligated to provide up to a maximum of US$150 million to make up shortfalls in Piltel's operating cash flows. As of December 31, 2002 and September 30, 2003, US$50 million remained available under the letter of support.

Agreements between Smart and Piltel

Smart and Piltel have entered into the following agreements in connection with the integration of their operations:

•         An agreement in 2002 for the co-location, or sharing, of cellular sites selected by agreement of the parties, whereby Piltel is paid a usage fee of Php45,000 per shared site per month, subject to a 10% annual increase;

•         An agreement whereby Smart manages the operation of Piltel's cellular and paging systems, which are divided into the following three sub-agreements:

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

                                   (ii)           A customer service management agreement on September 15, 2000 under which Piltel outsources the operation of its customer service and billing functions for its cellular and paging systems to Smart for a monthly fee of Php9 million and a variable cost of Php57, Php17 and Php25 per postpaid, prepaid cellular and paging subscriber, respectively. An additional fee of Php399,926 per month and Php1 per postpaid cellular subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

                                  (iii)           An administrative support and management services agreement in September 2000 under which Piltel pays a monthly fixed fee of Php8 million. An additional fee of Php353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement;

•         A facilities service agreement in March 2000 under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses.

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

The agreement is effective for three years from July 2001 to July 2004 and supersedes the facilities management agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate.

Facilities Management Agreement between Piltel and Subic Telecom

On September 5, 2001, Piltel and Subic Telecom entered into a facilities management agreement under which Subic Telecom undertook the management, operation and maintenance of the regional telephone network, customer operations, network operations and pay phones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% is applied. In addition, Piltel is required to pay a monthly variable cost per account in the amount of Php44.00 for repairs and maintenance. All third party invoices are required to be charged on to Piltel at cost, including value-added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, or PT ACeS as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT ACeS at least US$5 million worth of air time annually over ten years, commencing on the commercial operations date, which has been set as January 1, 2002. In the event PT ACeS’ billing revenues are less than US$45 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten year term of the agreement.

PLDT also entered into a Founder NSP Operating Agreement with PT ACeS, dated as of March 12, 1997, under which PLDT may:

•         authorize distributors to resell ACeS service in the Philippines upon prior approval from PT ACeS; and

•         appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to ACeS International Limited, or AIL, all of PT Asia Cellular Satellite's rights under the Founder NSP Air Time Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Air Time Purchase Agreement to P.T. Bank Internasional Indonesia as security agent for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998 which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT ACeS, AIL, P.T. Bank Internasional Indonesia and various banks.

In March 2003, PLDT, together with the founder shareholders, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of approximately US$4 million. PLDT is also obliged to purchase from AIL 13,750 satellite fixed phone units for the year 2003 at US$395 F.O.B per unit, subject to quarterly price adjustment. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

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

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

•         transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

•         grant of a continuing security interest of first priority in all of Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Facilities Management Agreement and Service Agreement between Smart and ACeS Philippines

Smart and ACeS Philippines are parties to a facilities management agreement and an administrative support and management services agreement, both dated February 16, 2001.

Under the facilities management agreement, Smart manages, maintains and operates the ACeS Global Mobile Personal Communications by Satellite (GMPCS). Under the administrative support and management services agreement, Smart provides administrative support and services in certain aspects of ACeS Philippines’ business operations such as payroll administration and training, finance, legal, audit, purchasing and materials management, public affairs, information technology, and sales and marketing. In exchange for the foregoing services, Smart is compensated with fixed and variable monthly fees by ACeS Philippines.

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

Agreements between Smart and Asia Link B.V., or ALBV

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

Agreements relating to insurance companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are paid directly to Malayan. Total payments to Gotuaco and Malayan covering the twelve-month period ending July 31, 2003 amounted Php307 million. Two directors of PLDT have a direct/indirect interest in or serve as directors/officers of Gotuaco and Malayan.

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

The above related party transactions are discussed further in Note 19 to our consolidated financial statements in Item 18.

Item 8.        Financial Information

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

We believe that these allegations are without merit. The Philippine Congress granted PLDT’s amended franchise under Republic Act No. 7082 notwithstanding the existence of these proceedings and the opposition of the Solicitor General. The case has been archived by virtue of a court order dated January 20, 1999. No further action has been taken and the case remains inactive. For additional information regarding this case, see “Item 3. Key Information — Risk Factors — Risks Relating to Us — PLDT’s franchise may be revoked if we are unsuccessful in legal proceedings, which are pending.”

NTC Fees

PLDT

Since 1994, following the NTC’s rejection of PLDT’s formal protest against the assessments by the NTC of permit, supervision and regulation fees, or SRF, PLDT and the NTC have been involved in legal proceedings before the Court of Appeals and the Supreme Court. The basis of these legal proceedings is the NTC's inclusion of stock dividends and capital in excess of the par value of stock in computing these fees, and the NTC’s assessment of administrative fees for the increase in PLDT’s authorized capital stock even in the absence of NTC's performance of regulatory services. As of December 31, 2002, PLDT has paid a total amount of Php1,249 million in supervision and regulation fees, of which Php1,094 million were paid under protest and Php103 million in permit fees.

The Court of Appeals held that the annual supervision and regulation fees should be assessed and collected only on the basis of the par value of PLDT’s outstanding capital stock exclusive of capital in excess of par. On appeal filed by the NTC, the Supreme Court, in its decision dated July 28, 1999, ordered the NTC to recompute the fees to be imposed on PLDT on the basis of PLDT's capital stock subscribed or paid, which was defined as the “total amount of the capital that persons have agreed to take and pay for.” However, the subsequent assessment issued by the NTC for outstanding supervision and regulation fees also included the amount of stock dividends in the basis of calculation, which PLDT believes is contrary to the dispositive portion of the Supreme Court decision. In view of this, and NTC's failure to resolve PLDT's protest, PLDT filed with the Court of Appeals a Petition for Certiorari and Prohibition with an Application for a Temporary Restraining Order/Writ of Preliminary Injunction to invalidate and permanently enjoin the enforcement of the NTC assessment. Initially, the Court of Appeals issued a temporary restraining order. Thereafter, on December 4, 2000, the Court of Appeals issued a writ of preliminary injunction enjoining the implementation of the NTC's assessment. On February 12, 2001, the Court of Appeals dismissed PLDT's petition. PLDT filed a Motion for Reconsideration of this dismissal. Because the statutory deadline for the payment of the supervision and regulation fees is September 30 of each year, PLDT filed with the Court of Appeals an Urgent Motion for Re-Issuance of Restraining/Injunctive Writ, which was granted on September 26, 2001, to be effective until the Motion for Reconsideration is resolved. On March 21, 2002, the Court of Appeals denied PLDT's Motion for Reconsideration and dissolved the restraining/injunctive writ. On May 17, 2002, PLDT filed with the Supreme Court a Petition for Review on Certiorari of the decision of the Court of Appeals dated February 12, 2001. On September 5, 2002, PLDT filed an Urgent Motion for the issuance of a temporary restraining order to enjoin the NTC from enforcing any assessment for supervision and regulation fees on PLDT until the Supreme Court has resolved PLDT’s petition on its full merit. Considering that the Supreme Court had not decided on PLDT’s aforementioned Motion as of September 30, 2002, PLDT paid to the NTC on said date supervision and regulation fees for the years 2000 and 2002 calculated on the basis of paid-up capital including premium but excluding stock dividends.

Smart

Smart has been paying under protest the SRF assessed by the NTC. On September 27, 2001, Smart paid the amount of Php86 million representing SRF for 2001. On September 30, 2002, Smart paid the amount of Php114 million representing SRF for 2002.

The above amounts and all other assessments for SRF in the past were paid under protest as Smart believes that the same are exorbitant and unreasonable and contrary to Section 5(g) of Republic Act No. 7925. Republic Act No. 7925 states that the NTC should impose only reasonable fees and charges as may be necessary to cover reasonable costs and expenses for the regulation and supervision of the operation of the telecommunications entities.

In its protest, Smart also cited the decision of the CA in the case of ICC Corporation vs. NTC (CA-GR SP No. 45-100, September 30, 1999) which held that: “In the guise of taxation, respondent NTC has in fact arrogated upon itself the power to tax an entity, which it is not authorized by law to do, thereby exceeding its lawful jurisdiction and/or acting with grave abuse of discretion. That respondent NTC has been generating income from the collection of fees from telecommunication entities in the guise of regulation is evident and that the NTC is not classified as tax generating agency of the government.”

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

The Makati Court in its decision dated February 21, 2002 (the “Decision”) held that the Questioned Transactions “resulting from resolutions which have been approved by PLDT’s stockholders and government regulatory agencies, such as the NTC and the Philippine SEC, are valid and legal” and thus dismissed the petition of Fernandez. Fernandez filed with the Supreme Court a Petition for Review on Certiorari seeking a review of the Decision (the “Petition”) and a Motion to Refer the Petition to the Supreme Court en banc. In a resolution dated June 9, 2003, the Supreme Court denied the Petition (the “Resolution”). Fernandez filed a Motion for Reconsideration of the Resolution with a Motion to Refer the Petition to the Supreme Court en banc. On the other hand, the hearing on the counterclaims of the respondent directors was reset to May 9, 2003. However, on April 29, 2003, Fernandez filed a Motion for the Suspension of the Proceedings in the Makati Court regarding the counterclaims of the respondent directors, pending resolution by the Supreme Court of the Petition. This motion was denied by the Makati Court on May 30, 2003.

Taxation

National Internal Revenue Taxes

PLDT has filed various cases against the Commissioner of the Bureau of Internal Revenue for refunds and/or tax credit of:

•         erroneously paid value added taxes, compensating taxes, advance sales taxes and other internal revenue taxes on PLDT’s importation of various equipment, machinery and spare parts;

•         erroneously paid withholding tax on separation pay of employees who availed of the benefits under the Manpower Reduction Program; and

•         overpaid value added taxes, which were paid based on gross billings, not on gross receipts.

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

In a case entitled PLDT vs. the City of Davao, on August 22, 2001, the Supreme Court denied PLDT’s Petition for Review on Certiorari and affirmed the decision of the Davao City Regional Trial Court upholding the assessment of local franchise tax in the amount of approximately Php4 million for the year 1999 and denying PLDT’s claim for a refund of erroneously paid franchise tax for the year 1997 and the first to the third quarters of 1998. The Supreme Court held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, the issue is whether, after the withdrawal of PLDT’s exemption under the Local Government Code, PLDT again became entitled to the exemption by virtue of Section 23 of Republic Act No. 7925. The Supreme Court ruled that PLDT is not entitled to this exemption, and cited rules in statutory construction holding that tax exemptions are highly disfavored, and that legislative intent must be ascertained from a consideration of the statute as a whole and not merely of a particular provision. The decision stated that the term “exemption” in Section 23 is too general and it does not appear that, in approving Section 23 of Republic Act No. 7925, Congress intended it to operate as a blanket tax exemption to all telecommunication entities. As such, the Supreme Court held that Section 23 of the Republic Act No. 7925 cannot be considered as having amended PLDT’s franchise so as to entitle it to exemption from local franchise tax. On October 1, 2001, PLDT filed a Motion for Reconsideration of the Supreme Court decision and a Motion to Refer the case to the Court En Banc and for Oral Arguments. The Supreme Court’s Second Division granted the Motion to Refer the Case to the Court En Banc, which referral was thereafter accepted by the Supreme Court En Banc. The Oral Arguments were held on January 21, 2003 and both parties submitted their Memorandum whereupon the Motion for Reconsideration was deemed submitted for resolution. On March 25, 2003, the Supreme Court decided by a 9-to-5 vote to deny PLDT’s Motion for Reconsideration and affirmed the franchise tax assessment of Davao City in the amount of approximately Php4 million. Subsequently, PLDT paid the Davao City government franchise taxes covering the period 1999 to 2003, including the Php4 million, but is seeking reconsideration of the surcharges and interests of about Php10 million imposed by the Davao City government. PLDT believes that although the Supreme Court decision would constitute a precedent, this will not automatically result in the termination of the other pending local franchise tax cases with the courts rendering a decision adverse to us and PLDT will pursue all legal remedies with regard to all pending cases.

On August 8, 2001, PLDT received a decision, dated July 16, 2001, on its petition filed with a Regional Trial Court of the City of Makati appealing the denial of PLDT’s protest of the assessments for local franchise taxes in the aggregate amount of Php595 million for the years 1992 to 1994 and Php1,100 million for the last three quarters of 1995 up to 1998. This decision ordered PLDT to:

•         submit its audited financial statements showing its gross receipts for the period from October to December 31, 1992, 1993, 1994, 1995, 1996, 1997 and 1998, so that the City of Makati can make the proper assessment of the tax due;

•         pay the City of Makati the sum equivalent to 0.5% of the total gross receipts realized during the period October 1 to December 31, 1992, 1993, 1994, 1995, 1996, 1997 and 1998 after determination of PLDT’s annual gross receipts for the subject years; and

•         henceforth pay its franchise and business taxes pursuant to Section 137 of Republic Act 7160.

PLDT filed an appeal with the Supreme Court on September 20, 2001. In its appeal, PLDT argued, among other things, that:

•         The right of the City of Makati to assess PLDT for any alleged deficiency in franchise tax for the years 1992 to 1994 in the approximate amount of Php595 million has prescribed because the Local Government Code provides for a period of five years within which an assessment can be made by the local government unit and the City of Makati assessed these alleged taxes against PLDT only on May 24, 1999;

•         PLDT is exempt from local franchise and business taxes by virtue of the equality of treatment clause under the Public Telecommunications Policy Act as confirmed by the Department of Finance through the Bureau of Local Government Finance and is not therefore liable to pay the City of Makati deficiency tax for the years 1995 to 1998 in the amount approximately Php1,100 million; and

•         Assuming (without admitting) that PLDT is liable to pay the franchise tax, the approximate Php1,684 million total assessment is erroneous as it was based on PLDT’s total annual gross receipts derived from its overall business operations, while the Local Government Code provides that the franchise tax which can be imposed by the local government unit shall be based on the annual gross receipts derived from within the taxing local government unit territory or, in this case, from the operations of PLDT within the City of Makati only.

In a resolution dated October 22, 2001, the Supreme Court remanded the case to the Court of Appeals. As required by the Court of Appeals, the City of Makati filed its Comment and PLDT filed its Reply to the Comment. On August 21, 2002, the Court of Appeals suspended further proceedings in the case until the Supreme Court resolved the similar issues raised in the City of Davao case discussed above. On April 28, 2003, the City of Makati filed a Motion to Resolve the Case citing the decision of the Supreme Court resolving PLDT’s Motion for Reconsideration. On July 15, 2003, the Court of Appeals issued a decision modifying the decision of the Regional Trial Court in respect of the assessment made by the City of Makati for the years 1992 to 1994. The Court of Appeals ruled that the City of Makati could not impose franchise tax on PLDT while it was still a municipality from 1992 to 1994. However, the Court of Appeals upheld the right of Makati City to impose franchise tax starting the year 1995, when it became a city. This decision ordered PLDT to:

•         submit its audited financial statements showing its gross annual receipts for the years 1995, 1996, 1997 and 1998;

•         pay the City of Makati the amount of the tax due, after arriving at the proper assessment; and

•         henceforth pay its franchise tax pursuant to Section 137 for the Local Government Code

PLDT intends to further appeal the issue of liability of PLDT for franchise tax to the Supreme Court.

PLDT is also protesting the assessment by the City of Makati of a franchise tax deficiency for 1999 in the amount of Php298 million. On February 26, 2001, PLDT filed a petition in the Regional Trial Court of Makati City to compel the Office of the Makati City Treasurer and the Makati City Law Department to act on PLDT’s protest of the assessed franchise tax deficiency for 1999. This case was suspended pending the review by the Court of Appeals of the decision of the Makati City Regional Trial Court in the action in respect of the 1992 to 1998 assessments described above. The suspension was lifted on June 23, 2003 and pre-trial was set on August 26, 2003.

On December 7, 2001, another case was filed by PLDT against the City of Makati protesting the assessment of local franchise and business taxes for the year 2000 in the amount of Php307 million. The pre-trial, originally scheduled on May 19, 2003, was postponed until August 18, 2003.

On April 16, 2002, another case was filed by PLDT against the City of Manila protesting the assessment of local franchise and business taxes in the amount of Php2,228 million for the period covering 1997, 1998, 1999, 2000 and 2001, inclusive of penalties and interests. PLDT filed a motion to suspend proceedings on March 10, 2003 pending the resolution by the Supreme Court of the City of Davao case discussed above. The City of Manila submitted its comments and oppositions on PLDT’s motion to suspend the proceedings on March 21, 2003 and the motion is now deemed submitted for resolution.

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

There have been some cases wherein PLDT’s exemption from franchise tax has been upheld by the Court. In one case involving the Province of Pangasinan, the Court of Appeals reversed the decision of the Regional Trial Court of Lingayen, Pangasinan and held that PLDT is exempt from the payment of the local franchise and business taxes. The Court of Appeals denied the Motion for Extension of Time to file a Motion for Reconsideration of the decision of the Regional Trial Court filed by the Province of Pangasinan and also denied the Motion for Reconsideration of the Court of Appeals’ denial of the Motion for Extension of Time. On April 26, 2002, the Province of Pangasinan filed a Petition for Certiorari seeking to, among other things, set aside the decision of the Court of Appeals in respect of the Motion for Extension of Time to file a Motion for Reconsideration and affirm the decision of the Regional Trial Court of Lingayen. On May 29, 2002, the Supreme Court denied this petition on the ground that “the petition is evidently used as a substitute for the lost remedy of appeal” and the Province of Pangasinan filed a Motion for Reconsideration. The Motion for Reconsideration of the Supreme Court resolution filed by the Province of Pangasinan was denied with finality on June 26, 2002.

Similarly, in a case filed by PLDT against the City of Cebu, the Regional Trial Court declared PLDT exempt from payment of local franchise tax and granted PLDT’s claim for refund. This decision became final on July 6, 2001, however, the City of Cebu filed a Petition for Relief of Judgment with a prayer for preliminary injunction, citing the Supreme Court’s decision in the Davao case.

In addition, we have received assessments for local business and franchise taxes in the aggregate amount of Php24.4 million, all of which are under administrative protest.

As of June 30, 2003, the aggregate amount claimed by the plaintiffs in these lawsuits was Php4,834 million with respect to PLDT and Php313 million with respect to Smart. We believe that in the event these lawsuits are decided against us, our potential liability is likely to be significantly lower than the amounts claimed by the plaintiffs.

Smart

To date, Smart has received assessments for local franchise and business taxes from certain cities and municipalities in the aggregate amount of approximately Php313 million. Smart has formally protested these assessments based on the following:

•         An opinion issued by the Bureau of Local Government Finance, or BLGF, dated August 13, 1998 stating that Smart should be considered exempt from the local franchise tax provided under Section 137 of the Local Government Code, which exemption shall be applicable only to local franchise and business taxes.

•         Republic Act No. 7925 was passed on February 20, 1995 after the passage of the Local Government Code. Under the ipso facto provision of Republic Act No. 7925, the holder of a franchise granted prior to or after the effective date of Republic Act No.7925 is entitled to the benefit or any favorable provisions contained in any other franchises, regardless of whether such franchises were granted prior to or after the passage of Republic Act No. 7925.

•         Because Smart’s legislative franchise took effect after the effective date of the Local Government Code, the franchise tax prescribed under Section 137 thereof should be deemed to be part of the said franchise. Section 137 states that “cellular operators shall only pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise, and the said percentage shall be in lieu of all taxes on this franchise or earnings thereof.”

•         In the PLDT vs. City of Davao case, the SC took cognizance of the BLGF opinion by stating that Smart’s franchise granted after the effectivity of the Local Government Code exempted it from the payment of local franchise and business taxes.

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

Mabuhay Satellite Arbitration

Mabuhay Satellite was engaged in an arbitration commenced by Space Systems Loral, Inc., or SS/L, as a result of a dispute between the parties concerning their satellite joint venture. On June 5, 2002, Mabuhay Satellite received an arbitration decision requiring Mabuhay Satellite to pay SS/L the principal amount of approximately US$10 million, plus accrued interest representing Mabuhay Satellite’s unpaid balance for its 65% equity share in the joint venture. As of December 31, 2002, this amount totaled approximately US$15 million (including accrued interest) and had been substantially accrued and recorded in the books of Mabuhay Satellite. On June 30, 2003, Mabuhay Satellite and SS/L concluded a settlement agreement whereof Mabuhay would lease two (2) transponders on a life-term basis to SS/L and offset the lease charges due from SS/L and receivables from Loral Skynet Network Services, Inc. (formerly Loral Cybestar, Inc.), an affiliate of SS/L, for a full and final settlement of the arbitral decision.

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

On September 30, 2002, Piltel received from the NTC an assessment for deficiency supervision and regulation fees amounting to Php640 million, including penalty fees of Php275 million. Piltel has protested the assessments in good faith. Piltel continues to make payments for amounts which it believes are properly due to the NTC. On September 30, 2002, Piltel made a payment to the NTC under protest in the amount of Php9 million.

U.S. FCC Proceeding on Termination Rates

In May 2002, PLDT advised AT&T, MCI and other carriers of PLDT’s need to increase its termination rates by August 2002. Despite numerous negotiation sessions in 2002 and 2003, AT&T and MCI refused to accept any rate increases. PLDT unilaterally extended its prior termination charges to AT&T and MCI while continuing to seek to negotiate, first from August 1, 2002 to October 1, 2002, then until December 31, 2002, and then, finally, despite the lack of a written agreement from AT&T and MCI, through January 31, 2003. While nearly 100 carriers worldwide, including more than 20 U.S. carriers, have then agreed to the new termination rates and entered into new termination rate agreements with PLDT, the written termination rate agreements with AT&T and MCI lapsed in December 2002, without either agreeing with PLDT on any provisional arrangement or final agreement on the new termination rates. Faced with continuing stonewalling by AT&T and MCI, PLDT, in December 2002, was forced to notify each company that PLDT’s termination rates would finally be increased as of February 1, 2003. Because no agreement was reached with either AT&T or MCI, effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI.

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

On March 10, 2003, the International Bureau of the U.S. FCC granted the request of AT&T and MCI and issued an Order directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to PLDT, Globe Telecom, Inc., Bayan Telecommunications Philippines, Inc., Digital Telecommunications Philippines, Inc., Smart and Subic Telecom until such time as the U.S. FCC issues a Public Notice that AT&T’s circuits on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale. As of June 30, 2003, receivables from U.S. carriers amounted to approximately US$19 million, of which US$8 million was attributable to PLDT, US$8 million to Smart and US$3 million to Subic Telecom.

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

On April 9, 2003, we filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order. On April 24, 2003, AT&T and MCI filed Oppositions to our application for review of the International Bureau’s March 10, 2003 Order and on May 5, 2003, we filed our reply to these Oppositions. Please see “Item 3. Key Information — Risk Factors — Risks Relating to Us— The outcome of the proceeding at the U.S. FCC is uncertain and could materially affect our ability to engage in business in the United States and our results of operations.

Dividend Distribution Policy

The most recent dividend declaration made by PLDT in respect of its common shares was in March 2001. It continues to pay dividends in respect of its preferred shares. The current policy of PLDT is to well determine its ability to declare and pay dividends, regularly taking into consideration the interests of its shareholders as well as PLDT’s working capital, capital expenditure and debt service requirements. Also taken into account are the prohibitions and restrictions under certain of our debt instruments with respect to the declaration and payment of dividends as discussed in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants”, “Item 10. Additional Information — Articles of Incorporation and By-Laws — Dividends” and in Notes 15 and 18 to our consolidated financial statements in Item 18. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The balance of PLDT’s unappropriated retained earnings includes accumulated equity in the net earnings of investees, which are not available for distribution as dividends until declared by the investees (see Note 18 to our consolidated financial statements in Item 18). Except for dividends on PLDT's Series III and Series VI Convertible Preferred Stock, which are payable in U.S. dollars and PLDT's Series VII Convertible Preferred Stock, which are payable in Japanese yen, dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT's transfer agent in Manila, which acts as the dividend disbursing agent, converts the peso dividends into U.S. dollars at the prevailing exchange rates, and remits the dollar proceeds abroad, net of withholding tax.

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

High and low sales prices for PLDT's common shares on the Philippine Stock Exchange, or PSE, and ADSs on the New York Stock Exchange, or NYSE, for each of the five most recent fiscal years, each full quarterly period during the two most recent years and any subsequent period, and each month in the most recent six months were as follows:

	PSE		NYSE(1)
	High	Low	High		Low
1998	Php1,130.00	Php690.00	US$28	7/8	US$15	5/16
1999	1,290.00	770.00	33	1/2	18	9/16
2000	1,100.00	660.00	28	1/4	14	7/8
2001	1,060.00	332.50	20.75		6.55
First Quarter	1,060.00	695.00	20.75		14.19
Second Quarter	745.00	610.00	14.60		12.07
Third Quarter	735.00	475.00	14.15		9.30
Fourth Quarter	475.00	332.50	9.40		6.55
2002	565.00	209.00	11.30		3.85
First Quarter	550.00	407.50	10.72		7.91
Second Quarter	565.00	367.50	11.30		7.32
Third Quarter	380.00	277.50	7.55		5.16
Fourth Quarter	292.50	209.00	5.53		3.85
2003	670.00	265.00	12.48		4.85
First Quarter	337.50	265.00	6.18		4.85
Second Quarter	565.00	312.50	10.77		5.80
April	400.00	312.50	7.62		5.80
May	432.50	385.00	8.28		7.10
June	565.00	437.50	10.77		8.43
Third Quarter	670.00	482.50	12.48		8.78
July	600.00	490.00	11.40		8.89
August	555.00	482.50	10.10		8.78
September	670.00	540.00	12.48		10.00

_____________

(1) Effective January 29, 2001, PLDT converted from fractional to the decimal system of pricing in compliance with the new trading standard required by the U.S. SEC.

Series III Convertible Preferred Stock and Global Depositary Receipts (“GDRs”)

On November 29, 1994 and on December 12, 1994, PLDT issued an aggregate of approximately 5 million shares of Series III Convertible Preferred Stock, each with a par value of Php10. In connection therewith, a Global Depositary Receipt facility was established, pursuant to which Citibank N.A., as Depositary, issued GDRs evidencing Global Depositary Shares, or GDS, with each GDS representing one share of Series III Convertible Preferred Stock. The stock is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 a share of Common Capital Stock (equivalent to a conversion ratio of 1.7129 shares of Common Capital Stock for each share of Series III Convertible Preferred Stock, each share of convertible preferred stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor Depositary of PLDT’s GDRs. The facility was established in accordance with a Preferred Stock Deposit Agreement dated November 29, 1994, as amended on September 6, 1999 and on February 10, 2003, between the Depositary and the holders of GDRs. The GDSs have been listed and are traded on the New York Stock Exchange under the symbol “PHI Pra.”

High and low sales prices for the Series III Convertible Preferred Stock and the GDSs for each of the five most recent fiscal years, each full quarterly period during the two most recent years, and each month in the most recent six months were as follows:

	NYSE(1)
	High		Low

1998	52	1/2	35	1/4
1999	57	1/2	38	7/16
2000	50	1/2	31	1/4
2001(1)	39.875		16.000
First Quarter	39.875		32.250
Second Quarter	32.500		29.200
Third Quarter	31.200		24.000
Fourth Quarter	24.400		16.000
2002	26.000		13.000
First Quarter	26.000		18.000
Second Quarter	25.900		20.100
Third Quarter	20.200		15.930
Fourth Quarter	22.750		13.000
2003	40.900		20.500
First Quarter	25.750		20.500
Second Quarter	37.750		25.750
April	29.150		25.750
May	32.630		28.300
June	37.750		32.800
Third Quarter	40.900		34.300
July	38.750		34.500
August	36.500		34.300
September	40.900		36.050

_____________

(1) Effective January 29, 2001, PLDT converted from fractional to the decimal system of pricing in compliance with the new trading standard required by the U.S. SEC.

As of December 31, 2002, there were approximately 4.6 million GDSs outstanding, which PLDT believes were substantially held in the United States.

Item 10.    Additional Information

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

Directors

PLDT's Amended By-Laws provide that the Board of Directors shall consist of thirteen members, each of whom must hold at least one share of stock of PLDT in his own name and possess the minimum qualifications and have none of the disqualifications provided in the By-Laws. There are no provisions in PLDT's Amended Articles of Incorporation or Amended By-laws with respect to (a) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested; (b) the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body; (c) borrowing powers exercisable by the directors and how such borrowing powers can be varied; or (d) retirement or non-retirement of directors under an age limit requirement.

Description of PLDT Capital Stock

Authorized Capital Stock

The authorized capital stock of PLDT is Php9,395 million divided into two classes consisting of 234 million shares of Common Capital Stock with a par value of Php5 per share (the “Common Stock”) and 822.5 million shares of serial Preferred Stock with a par value of Php10 per share (the “Preferred Stock”).

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

Preferred Stock

Preferred Stock may be issued from time to time in one or more series as the Board of Directors may determine. The Board of Directors is authorized to establish and designate the title and number of shares of each series and to fix the terms thereof, including dividend rate, redemption and sinking fund provisions, conversion rights and the amount to be received upon liquidation, provided that the amounts payable upon redemption or liquidation may not be more than 110%, nor less than 100%, of par value, plus in each such case accrued and unpaid dividends. Except as otherwise provided by law, the holders of Preferred Stock are not entitled to vote for the election of directors or for any other purpose; provided, however, that PLDT may not change the rights of the holders of any series of Preferred Stock in any manner prejudicial to the holders thereof without the affirmative vote of the holders of a majority of the shares of such series. No such approval is needed to increase the number of shares of Preferred Stock (up to the number from time to time authorized by the Articles) or to authorize classes of shares ranking on a parity with the Preferred Stock.

Issued and Outstanding Preferred Stock

The series of Preferred Stock and the number of shares issued and outstanding under each series as of December 31, 2002 are as follows:

Series	No. of Shares
Series A to CC 10% Cumulative Convertible	406,826,136
Series III Convertible	4,616,200
Series IV Cumulative Non-Convertible Redeemable	36,000,000
Series V Cumulative Convertible Redeemable	2,576,120
Series VI Cumulative Convertible Redeemable	4,574,273
Series VII Cumulative Convertible Redeemable	3,842,000

The 10% Cumulative Convertible Preferred Stock are entitled to receive cumulative cash dividend at the rate of 10% per share per annum; redeemable at the option of PLDT, at par value plus accrued dividends, five years after the year of issuance; convertible to shares of Common Stock at any time after 1 year from issuance at a price equivalent to 10% below the average market price of the Common Stock at the PSE over a period of 30 consecutive trading days before conversion date; and entitled to be paid an amount equal to the par value of the shares plus accrued and unpaid dividends thereon to the date fixed for such payment in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the affairs of the corporation.

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

Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JPY40.7189 per share, respectively. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of PLDT, the holders of the Series V, VI and VII Convertible Preferred Stock are entitled to receive out of the assets of PLDT available for distribution to the shareholders of PLDT, before any distribution of assets is made to holders of shares of Common Stock or any other shares of stock of PLDT ranking as to such distribution junior to the Series V, VI and VII Convertible Preferred Stock, liquidating distributions in the amount of Php11 per share plus accrued and unpaid dividends. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to shares of Common Stock at a conversion rate of one share of Common Stock for each share of Series V, VI or VII Convertible Preferred Stock subject to adjustments in certain events. Under a put option exercisable for 30 days, holders of shares of Common Stock received on mandatory conversion will be able to require PLDT to purchase such shares of Common Stock for Php1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2002, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock had been converted to Common Stock. As of December 31, 2002, PLDT had 2.6 million Series V Convertible Preferred Stock, 4.6 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock issued and outstanding. The aggregate value of the put option based on outstanding shares as of December 31, 2002 is Php20,201 million, of which Php13,181 million is payable on June 4, 2008 and Php7,020 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying shares of Common Stock were put to PLDT. The market value of the underlying common shares is Php6,260 million, based on the market price of PLDT’s Common Stock of Php565 per share as of June 30, 2003.

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

Cash dividends on PLDT's stock are paid in Philippine pesos, except dividends on the Series III and Series VI Convertible Preferred Stock, which are paid in U.S. dollars and on the Series VII Convertible Preferred Stock, which are paid in Japanese yen. PLDT’s Custodian for its Series III Convertible Preferred Stock, Citibank, N.A. – Manila and PLDT’s Transfer Agent and Dividend Paying Agent for its Series VI and VII Convertible Preferred Stock, Hongkong and Shanghai Banking Corporation, converts and remits in the particular foreign currency, at the prevailing exchange rate, cash dividends due to holders of the Series III, Series VI and VII Convertible Preferred Shares. PLDT's Transfer Agent for its common stock, The Hongkong and Shanghai Banking Corporation, (which also acts as dividend paying agent) converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due all common stockholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to stockholders residing outside the Philippines. As of December 31, 2002, approximately 88% of PLDT’s outstanding capital stock was owned by citizens of the Philippines. For certain restrictions on the declaration and payment of dividends by PLDT, see Notes 15 and 18 to our consolidated financial statements in Item 18.

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

Taxation

The following is a summary of material Philippine, Hong Kong and United States federal tax consequences to United States Holders (as defined below) of ownership of shares of Common Stock, ADSs and GDSs (collectively, the “Equity Securities”) and of PLDT’s 10.625% Notes due 2004, 9.875% Notes due 2005, 8.5% Notes due 2003, 9.25% Notes due 2006, 7.85% Notes due 2007, 8.35% Notes due 2017, 10.5% Notes due 2009, 10.625% Notes due 2007 and 11.375% Notes due 2012 (the “Debt Securities” and, collectively with the Equity Securities, the “Securities”). This summary is based upon laws, regulations, rulings, income tax treaties, administrative practice and judicial decisions in effect at the date of this Annual Report (including the Philippine National Internal Revenue Code of 1997 (the “Philippine Tax Code”), the income tax treaty between the Philippines and the United States (the “Philippines-United States Tax Treaty”), and the United States Internal Revenue Code of 1986, as amended (the “United States Tax Code”) and the Treasury Regulations promulgated thereunder (the “Regulations”)). Legislative, judicial or administrative changes or interpretations may alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of Securities.

This summary does not address all tax aspects that may be important to a holder of Securities. The tax treatment of a holder of Securities may vary depending on such holder’s particular situation, and certain holders (including holders such as dealers, insurance companies, tax-exempt organizations, financial institutions and persons who own, constructively or actually, 10% or more of the total voting power or total value of PLDT’s stock) may be subject to special rules not discussed. Moreover, except as expressly noted, the state, local and foreign tax consequences are not discussed below. The summary of United States federal taxation deals only with Securities held as capital assets by United States Holders whose functional currency is the United States dollar. For purposes of this summary, the term “United States Holder” means a beneficial owner, for United States federal income tax purposes, of a security that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state of the United States, (iii) an estate whose income is includable in gross income for United States federal income tax purposes regardless of its source, (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) at least one United States person has authority to control all substantial decisions of the trust, or (v) a person or entity otherwise subject to United States federal income taxation on a net income basis in respect of the Securities. The summary of Philippine taxation deals only with United States Holders that hold securities as capital assets.

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

Capital Gains Tax and Stock Transaction Tax

The Philippine Tax Code provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold. Subject to applicable tax treaty rates, the rate of tax on such gain, where the stock is not disposed of through the Philippine Stock Exchange, is a final tax of 5% for gains not exceeding Php100,000 and a final tax of 10% for gains in excess of that amount. The rate is the same for both non-resident individuals and non-resident non-Philippine corporations. While this tax is not collected through withholding, the Philippine Tax Code prohibits a transfer from being recorded on the books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax has been paid or certain other conditions are met. Under the Philippine Tax Code, non-resident individuals and non-resident non-Philippine corporations may net capital gains and losses from the sale of shares of stock not sold or disposed of through the Philippine Stock Exchange during a taxable year in determining their total capital gains tax.

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

Certain Withholding Tax Payments

Holders will receive regular quarterly cash dividends paid in respect of the Series III Convertible Preferred Stock, but not on the Common Stock issuable on conversion of such Series III Convertible Preferred Stock, free and clear of withholding tax, such withholding tax being an obligation of PLDT pursuant to the terms of the Series III Convertible Preferred Stock. PLDT intends to make such payments of withholding tax based on an applicable withholding tax rate of 15%. A United States Holder that receives dividends free and clear of withholding tax will be treated for United States federal income tax purposes as having received an additional distribution with respect to the Series III Convertible Preferred Stock in the amount of the withholding tax which is paid to the Philippine Bureau of Internal Revenue on behalf of such United States Holder. Such a deemed additional distribution will generally be subject to the rules described above under “Taxation of Dividends.” The amount of the Philippine withholding tax, and thus the amount of additional income deemed to have been received by the United States Holder, will be equal to the initial amount of tax paid by PLDT (based on the applicable withholding tax rate) divided by the difference between one and the applicable withholding tax rate. For example, assuming a US$100 dividend received free and clear of a withholding tax of 15% (the rate believed by PLDT to be the applicable withholding tax rate; see “Philippine Taxation — Taxation of Dividends”), the United States Holder will be treated as having paid Philippine withholding tax of, and as having received additional income in the amount of, US$15/(1-.15), or US$17.65. Although, as indicated, such additional income will generally be taxable to such United States Holder, except to the extent described below, the additional tax should be creditable against such United States Holder's United States federal income tax to the extent such United States Holder is able to utilize foreign tax credits. In the case of United States Holders who are unable to utilize fully foreign tax credits, the increased taxable income arising from such payment could result in a net after-tax yield that is less than that available to a holder who is able to use the foreign tax credit.

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

Although interest paid on the Debt Securities is generally subject to Philippine withholding taxes as described above, the payment of such taxes with respect to the interest on the Debt Securities will be made by PLDT without deduction of any amounts therefore from the interest to be remitted to the beneficial owners of the Debt Securities. Such beneficial owners will generally receive the same amounts they would have received had no such withholding taxes been imposed. The effect of such contract or provision is to make the Debt Securities “tax-free covenant bonds.” With respect to interest on tax-free covenant bonds, PLDT is required to withhold a tax equal to 30% of the interest thereon if the interest is payable to a non-resident alien or to a citizen or resident of the Philippines.

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

Following the implementation of Revenue Regulation No. 12-2003 (the “VAT Regulations”) by the Bureau of Internal Revenue which came into force on January 1, 2003, a 10% VAT is imposed on services rendered by financial institutions, which include banks, non-bank financial intermediaries, quasi-banks and finance companies (excluding insurance companies). Under the VAT Regulations, VAT is imposed on the gross receipts derived by such financial institutions for all financial and non-financial services, or a combination thereof, performed within the Philippines, including the net trading gains derived from the trading of securities, commercial papers and other financial instruments.

Tax Treaties

The following table lists some of the countries with which the Philippines has tax treaties and the tax rates currently applicable to non-resident holders of Debt Securities, who are residents of those countries:

	Capital Gains Tax on Sale or Disposition of Notes	Tax Rate on Interest

Canada	exempt	15%
France	exempt	15%
Germany	exempt	15%
Japan	exempt	15%
Singapore	exempt	15%
United Kingdom	exempt	15%
United States	exempt	15%

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

In the event that Philippine tax is withheld at a rate in excess of the reduced rate that a United States Holder would be eligible for under the Philippines-United States income tax treaty, a United States Holder may not be entitled to claim a foreign tax credit for the excess of the amount actually withheld over the amount that would have been withheld under the reduced treaty rate even though the procedure for claiming the reduced treaty rate or the practical likelihood of receiving a refund of such excess tax paid from the Philippine tax authorities is uncertain.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risks

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

Foreign Exchange Risk Management

At December 31, 2002, the Philippine peso depreciated against the U.S. dollar to Php53.254 to US$1.00 from Php51.690 to US$1.00 at December 31, 2001, which in turn depreciated from Php49.986 to US$1.00 at December 31, 2000.

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

______________

(1) The exchange rate used was Php49.986 to US$1.00

(2) The exchange rate used was Php51.690 to US$1.00

(3) The exchange rate used was Php53.254 to US$1.00

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of December 31, 2002, approximately 97% of our long-term debts, on a consolidated and non-consolidated basis, were denominated in foreign currencies, principally in U.S. dollars. Of our foreign currency denominated debts, 10% and 8% are in Japanese yen, on a consolidated and non-consolidated basis, respectively, and the balance in U.S. dollars. Thus, a weakening of the peso against the U.S. dollar will increase both the principal amount of and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests would be negatively affected. If, among other things, the value of the peso against the U.S. dollar drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants” above and Note 15 to our consolidated financial statements in Item 18.

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

Specifically, we use forward foreign exchange contracts and foreign currency swap contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. As of December 31, 2002, PLDT had outstanding forward foreign exchange contracts of US$211 million (Php11,237 million). Also at the end of 2002, PLDT had outstanding principal-only long-term cross-currency swap contracts totaling US$550 million (Php29,290 million). For further discussions of these contracts, see Note 27 to our consolidated financial statements in Item 18.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. In September 2002, PLDT terminated its outstanding interest rate swap agreement amounting to US$175 million (Php9,319 million) for which it received payment amounting to US$12 million (Php639 million), net of outstanding receivables at the termination date. This amount was recorded as other income in our Statements of Operation. As of December 31, 2002, PLDT had no outstanding interest rate swap agreement.

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
				(in millions)
Liabilities
Long-term Debt
Fixed Rate
US$ Notes (in millions)	763	175	550	1,488	79,254	1,312	69,856
Average interest rate	7.85% to 10.625%	10.50%	8.35% to 11.375%	–	–	–	–
US$ Fixed Loans (in millions)	154	95	–	249	13,251	271	14,419
Average interest rate	5.83% to 8.03%	5.65% to 7.58%	–	–	–	–	–
Japanese Yen (in millions)	–	82	–	82	4,379	83	4,431
Average interest rate	–	2.125%	–	–	–	–	–
Philippine Peso (in millions)	63	15	–	78	4,166	86	4,573
Average interest rate	11.18% to 17.50%	15.0%	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	445	164	–	609	32,412	609	32,412
Average interest rate	0.15% to 2.75% over London Interbank Offered Rate, or LIBOR	0.55% to 2.5% over LIBOR	–	–	–	–	–
Japanese Yen (in millions)	104	28	–	132	7,019	132	7,019
Average interest rate	0.90% over Japanese Yen LIBOR	0.40% over Japanese Yen LIBOR	–	–	–	–	–
Forward Foreign Exchange Agreement
(Receive US$/Pay Philippine Peso) Contract Amount (in millions)	211	–	–	211	11,402	211	11,258
Average Contractual Exchange Rate	Php53.9361	–	–	–	–	–	–
Resettable Cross Currency Swap Agreement
(Receive US$/Pay Philippine Peso) Contract Amount (in millions)	–	–	550	550	28,196	550	29,290
Average Contractual Exchange Rate	–	–	Php51.266	–	–	–	–

Item 12.    Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

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

See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debt or other obligations owed to us and our affiliates” and Notes 10 and 15 to our consolidated financial statements in Item 18.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

We have restated our consolidated financial statements for the three years ended December 31, 2002. For a description of the restatement, see Note 4 to the consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002. See also “Item 5. Operating and Financial Review and Prospects ––Restatement of Information Previously Reported” for a further discussion of these subsequent restatements.

Our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) within 90 days prior to the date of this amendment to Form 20-F.

In making this evaluation, our principal executive officer and principal financial officer have considered matters relating to the restatement of our previously issued financial statements, including the substantial process that was undertaken to ensure that all material adjustments necessary to restate the previously issued financial statements were recorded. We believe that certain of the restatement adjustments necessary to correct previously issued financial statements prepared under U.S. GAAP occurred because our control processes and procedures related to the matters underlying such adjustments were not sufficiently effective. We have also considered the reportable conditions (as defined under standards established by the American Institute of Certified Public Accountants) relating to our internal control over financial reporting as identified and communicated to us and our Audit Committee by our independent auditors in connection with their audits of the consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years ended December 31, 2002.

Our independent auditors identified and communicated to us and our Audit Committee reportable conditions with respect to (1) asset impairment, (2) revenue recognition, (3) asset recognition, (4) calculation of deferred income tax, (5) accounting treatment with respect to our investments in Mabuhay Space Holdings, Limited and ACeS International Limited, (6) proper validation of certain foreign exchange gains and losses, (7) identification of functional currency of Mabuhay Satellite Corporation, (8) accounts receivables with respect to Philcom, (9) consolidation in connection with the debit balance in minority interest in 2000 and recognition of minority interest based on subsidiaries’ financial statements not converted to U.S. GAAP, and (10) accounting for capital leases. Our independent auditors considered the reportable conditions in the aggregate to be a material weakness (as defined under standards established by the American Institute of Certified Public Accountants) in our internal control over financial reporting with respect to U.S. financial reporting.

Our internal control over financial reporting was originally designed to primarily be in conformity with Philippine GAAP. Prior to 2002, our consolidated financial statements included in annual reports on Form 20-F filed with the U.S. SEC were prepared in accordance with Philippine GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP. For our Annual Report on Form 20-F for the year ended December 31, 2002, we decided to prepare and report full U.S. GAAP financial statements. This necessitated the preparation not only of 2002, but also of comparative 2001 and 2000 consolidated financial statements under U.S. GAAP.

In response to the matters identified by our independent auditors, under the direction of the Audit Committee, our senior management has directed that we dedicate resources and take steps to strengthen control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the need to restate prior period U.S. GAAP financial statements. These steps include, among others, the (1) enhancement of all finance-related policies and procedures covering U.S. GAAP financial reporting, (2) the improvement of standard documentation requirements for the assessment of critical, significant and judgmental accounting areas; and (3) improvement of U.S. GAAP understanding across all our business units through intensive and continuing U.S. GAAP training and proactive consultations of experts on certain technical U.S. GAAP matters as they relate to our business. In addition, we have reorganized our Financial Reporting and Control Sector to effectively include an Accounting Standards and Research Division to take on the responsibility of certain technical reporting requirements and regulatory changes including alignment to newly issued accounting standards.

Based on this evaluation and subject to the full implementation of the steps discussed above, our chief executive officer and principal financial officer concluded that as of the evaluation date, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. SEC.

Other than as described above, there were no significant changes in our internal control over financial reporting that occurred subsequent to the date our principal executive officer and principal financial officer completed their most recent evaluation that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    Audit Committee Financial Expert, Code of Ethics, and Principal Accountant Fees and Services

Not applicable.

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

Item 19.    Exhibits

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

12.	Certifications filed pursuant to Rules 13a-14(a) and 15d-14(a) of the Exchange Act

13.	Certifications furnished pursuant to Rules 13a-14(b) and 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:	/s/	Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Secretary
General Counsel

Date: October 17, 2003

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Articles of Incorporation (incorporated by reference to PLDT's Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1(b)	By-Laws (as amended)

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

6	Computation of Earnings per Share

7	Calculation of Ratio of Earnings to Fixed Charges

8	Subsidiaries

12	Certifications filed pursuant to Rules 13a-14(a) and 15d-14(a) of the Exchange Act

13	Certifications furnished pursuant to Rules 13a-14(b) and 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

EXHIBIT 1(b)

BY-LAWS (As Amended)

Adopted January

Amended April

Amended January

Amended April

Amended April

Amended July

Amended May

Amended January

Amended July

Amended January

Amended January

Amended June

Amended July

Amended April

Amended January

Amended March

Amended February

Amended February

Amended March

Amended February

10, 26, 05, 16, 15, 26, 08, 27, 25, 10, 30, 25, 11, 18, 25, 29, 24, 29, 29, 26,	1938 1939 1940 1947 1953 1955 1962 1964 1966 1968 1968 1968 1969 1979 1983 1983 1998 2000 2001 2003

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

AMENDED BY - LAWS

ARTICLE I

OFFICE

Section 1. The principal office of the corporation shall be in Metro Manila, Philippines.

(Amended on June 25, 1968 and February 29, 2000)

ARTICLE II

MEETINGS

Section 1. The annual meeting of the stockholders shall be held at the principal office of the corporation or at such other place designated by the Board of Directors in the city or municipality where the principal office of the corporation is located on the second Tuesday in June of each year, at 4 o’clock P.M. The Board of Directors may, for good cause, postpone the annual meeting of stockholders to a reasonable date.

Written or printed notice of every annual stockholders’ meeting, which notice shall state the date, time and place of the meeting and the purpose or purposes for which the meeting is called, shall be given by the Secretary or by the Assistant Secretary to each stockholder. Such notice may be delivered to the stockholders personally, or enclosed in an envelope with the postage thereon fully prepaid, addressed to each stockholder at his or her last known place of residence or business, and posted at a Post Office in the Philippines or in the United States of America. Such delivery or mailing of notice must be made at least fifteen (15) business days before the date fixed for the meeting. No publication of notice of any regular or special meeting of stockholders in the public newspapers shall be required.

(Amended on July 26, 1955, February 24, 1998 and March 29, 2001)

Section 2. Special meetings of the stockholders may be called at any time by the President or three (3) of the Directors or by any number of stockholders representing two-thirds (2/3) of the subscribed capital stock. Notice in writing of such meeting, stating the date, time and place thereof, and the purpose or purposes for which such meeting is called shall be given to each stockholder by the Secretary or Assistant Secretary or in case of his absence, inability, refusal or neglect to act, then by the President, Directors or stockholders calling the said meeting. Such notice may be delivered to the stockholders personally or enclosed in an envelope and addressed, with the postage thereon fully prepaid, to each stockholder at his or her last known place of residence or business and posted at a Post Office in the Philippines or the United States of America. Such delivery or mailing of notice must be made at least fifteen (15) business days before the date fixed for the meeting and the statement of service by such delivery or mailing shall be entered upon the minutes of meeting and the said minutes upon being read and approved at a subsequent meeting of the stockholders shall be conclusive on the question of service.

(Amended on July 26, 1955, February 24, 1998 and March 29, 2001)

Section 3. Every meeting of the stockholders shall be presided by the President or, in his absence, by a chairman to be chosen by the stockholders representing a majority of the shares of the corporation issued and outstanding and entitled to vote present or duly represented at said meeting. The Secretary or, in his absence, the Assistant Secretary, shall act as secretary of every meeting but if neither the Secretary nor the Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

(New provision adopted on March 29, 2001)

Section 4. A meeting of the Board of Directors shall be held promptly after the adjournment of the annual meeting of the stockholders; subsequent regular meetings shall be held monthly on the last Tuesday of each month at 9:30 A. M., at the office of the corporation in Metro Manila, Philippines or such other time and place in or outside the Philippines as the Board of Directors may from time to time determine. Special meetings may be called by the President whenever he may think proper, and he shall forthwith call such meetings whenever requested in writing to do so by any three (3) Directors. Such meetings shall be called for a date not later than seven (7) days from the date of such request. Notice in writing of every special meeting of the Board of Directors, stating the date and place thereof and the purpose or purposes for which the meeting is called, shall be given to each Director by the Secretary or Assistant Secretary, or in case of his absence, inability, refusal or neglect to act, by any person appointed for that purpose by the President or three (3) of the Directors. Such notice may be delivered to each Director personally, by telegraph, facsimile, e-mail, or other means of written or printed communication generally accepted and used by the business community as at present available or be made available through technical advances or innovations in the future, at least twenty-four (24) hours previous to the time fixed for the meeting, or may be given by enclosing a notice in an envelope, with the postage thereon fully prepaid, addressed to each Director at his last known place of residence or business and posted at least three (3) days before the date fixed for the meeting. Service of notice, by delivery, telegraph, facsimile, e-mail, or other means of written or printed communication generally accepted and used by the business community as at present available or be made available through technical advances or innovations in the future, shall be entered upon the minutes of the meeting, and said minutes, upon being read and approved at a subsequent meeting of the Board, shall be conclusive upon the question of service. Notice of regular meetings of the Board of Directors is hereby dispensed with.

(Amended on January 5, 1940, May 8, 1962, January 30, 1968,

July 11, 1969, February 24, 1998, February 29, 2000 and March 29, 2001)

Section 5. Every meeting of the Board of Directors shall be presided by the Chairman of the Board or, in his absence, the President, or in his absence, by any Director chosen by majority of the members of the Board present at such meeting at which there is a quorum. The Secretary or, in his absence, the Assistant Secretary, shall act as secretary of every meeting but if neither the Secretary nor the Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

(New provision adopted on March 29, 2001)

Section 6. If any regular meeting of stockholders or Board of Directors provided for herein shall fall on a legal holiday, then such meeting shall be held on the next succeeding business day at the same hour; but special meetings of the stockholders or Directors may be held upon a holiday with the same force and effect as if held upon a business day.

(Amended on March 29, 2001)

Section 7. Meetings of the stockholders shall be held at the principal office of the corporation or at such other place designated by the Board of Directors in the city or municipality where the principal office of the corporation is located. Meetings of the Board of Directors shall be held at the principal office of the corporation or at such other place in or outside the Philippines as the Board, from time to time, may determine.

(Amended on May 8, 1962, July 11, 1969, February 29, 2000 and March 29, 2001)

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

Section 1. At any meeting of the stockholders, persons representing, in person or by proxy, a majority of the shares of the corporation issued and outstanding and entitled to vote at the said meeting shall constitute a quorum for the transaction of any business, except as otherwise provided by law. In the absence of a quorum, the President or, in his absence, any person entitled to preside or act as secretary of the meeting shall have the power to adjourn the meeting from time to time until the requisite number of shares to constitute a quorum is present or represented. When a meeting of the stockholders is adjourned to another time or place, it shall not be necessary to give notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment was taken. At the reconvened meeting, any business may be transacted that could have been transacted on the original date of the meeting.

(Amended on March 29, 1983 and March 29, 2001)

Section 2. At any meeting of the stockholders at which there is quorum, all matters approved by the stockholders representing a majority of the issued and outstanding shares of the corporation entitled to vote present in person or by proxy at such meeting shall be valid as a corporate act, except for such matters which require the vote of the stockholders representing a higher percentage of the outstanding shares as prescribed by statute or these By-Laws.

(New provision adopted on March 29, 2001)

Section 3. Each stockholder is entitled to one vote for each share of stock held by him, where such stock has voting rights on the matter under consideration, and such stock may be represented by the holder thereof or by his attorney duly authorized by proxy executed in writing on forms prescribed by the Board of Directors which shall be furnished to a stockholder upon his request. Unless otherwise provided in the proxy, it shall be valid only for the meeting in respect of which such proxy was issued. Proxies must be filed with the Secretary, Assistant Secretary or transfer agent of the corporation at least two (2) days before the day of the meeting. Any proxy filed with the Secretary, Assistant Secretary or transfer agent of the corporation may be revoked by the stockholder concerned either in an instrument in writing duly presented to the Secretary, Assistant Secretary or transfer agent of the corporation at least two (2) days before the day of the meeting or by his personal presence at the meeting. The decision of the Secretary on the validity of proxies shall be final and binding until and unless set aside by a court of competent jurisdiction.

(Amended on March 29, 1983, February 24, 1998, March 29, 2001)

Section 4. At every election of Directors, each holder of stock which has voting rights for the election of Directors is entitled to one vote for each share of such stock held by him for as many persons as there are Directors to be elected, or to cumulate said shares and give one (1) candidate as many votes as the number of Directors multiplied by the number of his share shall equal, or to distribute such votes on the same principle among as many candidates as he shall think fit.

(Amended on March 29, 1983 February 24, 1998 and March 29, 2001)

Section 5. The Board of Directors shall have the power to close the stock transfer books of the corporation for the following periods: (a) not exceeding sixty (60) days preceding the date of any meeting of stockholders or the date for the allotment of rights or the date when any change or conversion or exchange of capital stock shall go into effect or a date in connection with obtaining the consent of stockholders for any purpose; and (b) not exceeding forty five (45) days preceding the date of payment of any dividend; provided, however, that in lieu of closing the stock transfer books as aforesaid, the Board of Directors may fix in advance a date as follows: (a) not exceeding sixty (60) days preceding the date for any meeting of stockholders or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining such consent; and (b) not exceeding forty five (45) days preceding the date of payment of any dividend; as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, and any adjournment thereof, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, or entitled to receive payment of any such dividend, and in such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to such notice of, and to vote at, such meeting, and any adjournment thereof, or to receive such allotment of rights, or to exercise such rights, or to give such consent, or to receive payment of such dividend, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

(Amended on July 26, 1955, February 24, 1998 and March 29, 2001)

Section 6. At any meeting of the Board of Directors, a majority of the number of the Directors as specified in the Articles of Incorporation shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the Directors present may adjourn any meeting from time to time until a quorum be had. Notice of any adjourned meeting need not be given.

(New provision adopted on March 29, 2001)

Section 7. At any meeting of the Board of Directors at which there is a quorum, all matters approved by at least a majority of the Directors present at such meeting shall be valid as a corporate act, except for such matters which require the vote of majority of all the members of the Board as prescribed by statute or these By-Laws.

(New provision adopted on March 29, 2001)

ARTICLE IV

CAPITAL STOCK

Section 1. The certificate of stock shall be in such form and device as may be prescribed by the Board of Directors from time to time.

(Amended on April 15, 1953)

Section 2. The person, firm or corporation in whose name the stock stands on the books of the corporation, whether individually or as trustee, pledgee, or otherwise, may be recognized and treated by the corporation as the absolute owner of the stock, and the corporation shall in no event be obliged to deal with or to recognize the rights or interests of other persons in such stock or in any part thereof.

(Amended on April 15, 1953)

Section 3. Certificates shall be issued in the manner prescribed by law to each stockholder, showing the number of shares to which he is entitled; and said certificates, and the shares named therein shall be transferable only upon the books of the corporation by the shareholder named in the certificate, or his duly authorized attorney or representative. The Board of Directors shall appoint one or more registration agents of the corporation and no certificate for any share of stock shall be delivered to any stockholder until there is endorsed thereon a certificate of one of the registrars, showing such certificate to have been duly registered.

(Amended on April 15, 1953)

Section 4. No new certificates of any share shall be issued until the old certificate, representing the same, has been surrendered and cancelled; provided, however, that in case of lost, stolen or destroyed certificates of stock, the following procedure shall be followed for the issuance by the corporation of new certificates in lieu of those lost, stolen or destroyed:

(a)                The registered owner of certificates of stock in this corporation or his legal representative shall file an affidavit, in triplicate, with the corporation setting forth, if possible, the circumstances as to how, when and where said certificates were lost, stolen or destroyed, the number of shares represented by each certificate and the serial number of the certificates. He shall submit such other information and evidence which he may deem necessary.

(b)                After verifying the affidavit and other information and evidence with the books of the corporation, said corporation shall publish a notice, in a newspaper of general circulation in the Philippines published in the City of Manila, once a week for three (3) consecutive weeks, at the expense of the registered owner of the certificates of stock which have been lost, stolen or destroyed. The notice shall state the name of the corporation, the name of the registered owner and the serial number of said certificate, and the number of shares represented by each certificate, and that after the expiration of one (1) year from the date of the last publication, if no contest has been presented to said corporation regarding said certificates of stock, the right to make such contest shall be barred and the corporation shall cancel in its books the certificates of stock which have been lost, stolen or destroyed and issue in lieu thereof new certificates of stock, unless the registered owner files a bond or other security in lieu thereof as may be required running for a period of one (1) year for a sum and in such forms and with such sureties as may be satisfactory to the Board of Directors, in which case a new certificate may be issued even before the expiration of the one (1) year period provided herein: Provided, That if a contest has been presented to the corporation or if an action is pending in court regarding the ownership of said certificates of stock which have been lost, stolen or destroyed, the issuance of the new certificates of stock in lieu thereof shall be suspended until final decision by the court regarding the ownership of said certificates of stock.

(Amended on April 15, 1953)

Section 5. Certificates of stock shall be signed by the President or Vice President and the Secretary or an Assistant Secretary of the corporation and sealed with the corporate seal; provided, however, that where any such certificate is signed by a transfer agent and by a registrar, the signatures of any such President, Vice President, Secretary or Assistant Secretary and the seal of the corporation upon such certificate may be facsimiles, engraved or printed. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the corporation, such certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the corporation. A transfer agent of the Company may sign certificates of stock by facsimile signature provided the use thereof is permitted by the stock exchange on which the Company’s stock is listed and by the Company’s other transfer agents.

(Amended on April 15, 1953, July 26, 1955 and July 11, 1969)

Section 6. The corporation shall not issue any stock certificate evidencing, either singly, or with other shares, any fractional part of a share, or any undivided interest in any share.

(Amended on April 15, 1953)

ARTICLE V

DIRECTORS

Section 1. The Board of Directors shall consist of thirteen (13) members, each of whom must hold at least one (1) share of the stock of the corporation in his own name on the books of the corporation. Directors shall be elected from among the stockholders at their annual meeting or at any meeting held in lieu thereof for that purpose. Each Director shall hold office until the annual meeting of stockholders held next after his election and until his successor shall have been elected and qualified, except in case of death, resignation, disqualification or removal from office.

There shall be at least two (2) Independent Directors or such Independent Directors as shall constitute at least twenty percent (20%) of the members of the Board of Directors, whichever is lesser. An “Independent Director” is a director independent of management and who, apart from his fees and shareholdings, is free from any business or other relationship with the corporation which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director of the corporation and includes, among other persons, one who:

(a) is not a director or officer of the corporation or any of its related companies or any of its substantial shareholders (other than as an Independent Director of any of the foregoing);

(b) is not a substantial shareholder of the corporation or any of its related companies or any of its substantial shareholders;

(c) is not a relative of any director, officer or substantial shareholder of the corporation, or any of its related companies or any of its substantial shareholders. For this purpose, “relatives” includes spouse, parent, child, brother, sister, and the spouse of such child, brother or sister;

(d) is not acting as a nominee or representative of any director, or officer or substantial shareholder of the corporation, or any of its related companies or any of its substantial shareholders;

(e) has not been employed in any executive capacity by the corporation, or any of its related companies or any of its substantial shareholders within the last five (5) years;

(f) is not retained, or within the last five (5) years has not been retained, as a professional adviser by the corporation, or any of its related companies or any of its substantial shareholders, either personally or through his firm;

(g) has not engaged and does not engage in any transaction with the corporation or with any of its related companies or with any of its substantial shareholders, whether by himself or with other persons or through a firm of which he is a partner or a company of which he is a director or substantial shareholder, other than the transactions which are conducted at arm’s length and are immaterial;

(h) is not employed as an officer or executive of another entity where any of the corporation’s officers or executives serves on that entity’s Compensation Committee; or

(i) is not affiliated with or employed by or, within the last five (5) years, has not been affiliated with or employed by the corporation’s present or former external auditors or their affiliates.

When used in relation to a Company, “related company” means another company which is: (i) its holding company, (ii) its subsidiary, or (iii) a subsidiary of its holding company; and “substantial shareholder” means any person who is directly or indirectly the beneficial owner of more than ten percent (10%) of any class of its equity security.

A Director or any person nominated for election to the Board of Directors must possess the following minimum qualifications as determined by the Nomination Committee constituted by the Board of Directors:

(a) at least a college graduate, or in the absence of such college degree or formal education, sufficient experience in managing a business;

(b) at least twenty-one (21) years old;

(c) proven integrity and probity; and

(d) assiduousness in the performance of duties.

No person shall qualify or be eligible for nomination or election to the Board of Directors if he is engaged in any business that competes with or is antagonistic to that of the corporation or its subsidiaries. Without limiting the generality of the foregoing, a person shall be deemed to be so engaged:

(i)                  If he is an employee, officer, manager or controlling person, or the owner (either of record or beneficially) of ten per cent (10%) or more of any outstanding class of shares, of any corporation (other than one in which this corporation owns at least thirty per cent (30%) of the capital stock) or entity engaged in a business that the Board of Directors, by at least a majority vote, determines to be competitive or antagonistic to that of this corporation or any of its subsidiaries; or

(ii)                If he is an employee, officer, manager or controlling person, or the owner (either of record or beneficially) of ten per cent (10%) or more of any outstanding class of shares, of any corporation or entity engaged in any line of business of this Corporation or any of its subsidiaries, when in the judgment of the Board of Directors, by at least a majority vote, the laws against combinations and restraint of trade shall be violated by such person’s membership in the Board of Directors; or

(iii)               If the Board of Directors, in the exercise of its judgment in good faith, determines, by at least a majority vote, that he is a nominee of any person set forth in (i) and (ii) above.

In determining whether or not a person is a controlling person, beneficial owner, or the nominee of another, the Board of Directors may take into account such factors as business and family relationships.

In addition, no person shall qualify or be eligible for nomination or election to the Board of Directors if he is suffering from any of the following grounds for disqualification:

(a) conviction by final judgment of an offense involving moral turpitude or similar fraudulent acts or transgressions;

(b) conviction by final judgment of an offense punishable by imprisonment for a period exceeding six (6) years, or a violation of the Corporation Code committed within five (5) years prior to the date of election as a director;

(c) judicial declaration of bankruptcy or insolvency;

(e)         final finding by the Philippine Securities and Exchange Commission (Commission) or a Philippine court or administrative body or other regulatory authority of competent jurisdiction of having willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the Securities Regulations Code, the Corporation Code or any other laws administered by the Commission or Bangko Sentral ng Pilipinas (BSP), or any rule, regulation or order of the Commission or BSP; and

(f)           final finding by a foreign court or administrative body or other regulatory authority of competent jurisdiction of having committed the acts listed in the preceding clause (d) in violation of the applicable laws, rules or regulations of the relevant foreign jurisdiction.

Except as otherwise provided in the preceding paragraphs, the Nomination Committee constituted by the Board of Directors shall have the power and authority to evaluate and decide whether any person nominated for election as a Director has all the qualifications and none of the disqualifications specified in the preceding paragraphs. The Nomination Committee constituted by the Board of Directors shall also have the power and authority to determine such other criteria for qualification and disqualification of Directors or persons nominated for election to the Board of Directors, including grounds for temporary disqualification of Directors.

For the proper implementation of this provisions of this Section, all nominations for election of directors by the stockholders shall be submitted in writing to the Board of Directors through the President and the Secretary at this corporation’s principal place of business at least sixty (60) working days before the regular or special meeting of stockholders for the purpose of electing directors.

(Amended on May 8, 1962, February 29, 2000 and March 29, 2001

and February 26, 2003

Section 2. In case of any vacancy in the Board of Directors for any cause or reason whatsoever, other than removal by the stockholders or by expiration of the term of office, the vacancy may be filled by the vote of at least a majority of the remaining Directors then in office, if still constituting a quorum. A Director so elected to fill a vacancy shall hold office for the unexpired term of his predecessor in office. Any vacancy in the Board of Directors resulting from the removal of a director by the stockholders in the manner provided by law may be filled by election at the same meeting at which the removal took place or at any annual or special meeting of stockholders called for the purpose after giving notice as prescribed in these By-Laws.

(Amended on May 8, 1962, January 10, 1968 and March 29, 2001)

Section 3. The Board of Directors may create an Executive Committee to be composed of not less than three (3) members of the Board of Directors to be appointed by the Board of Directors. Such committee shall, except as may otherwise be provided by law, have and exercise all the powers of the Board of Directors during the intervals between the meetings of the full Board. Such committee may prescribe rules for its governance; its meetings may be held at such place within the Philippines as it may determine or authorize, and majority of the members of said committee at any meeting shall constitute a quorum. In addition to taking action at a meeting, the Executive Committee may validly act upon the written consent of a majority of its members. At each meeting of the Board of Directors, the acts and proceedings of the Executive Committee since the preceding meeting of the Board of Directors shall be submitted for such action thereon as the Board may deem proper.

(Amended on May 8, 1962, January 10, 1968 and March 29, 2001)

Section 4. The Company will not speculate in its own or constituent companies’ securities, or permit similar speculations by any of its constituent companies.

Section 5. The Board of Directors may create committees and other bodies it may deem necessary or advisable in respect of the affairs of the corporation. The membership, powers, duties, functions and responsibilities of such committees and bodies shall be prescribed by the Board of Directors. The members of such committees and bodies shall be appointed by the Board of Directors for a term co-terminus with that of the Board of Directors that appoints them unless sooner terminated or removed.

(New provision effective February 24, 1998)

ARTICLE VI

OFFICERS

Section 1. The executive officers of the corporation shall be a President, a Senior Executive President, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more First Vice Presidents, one or more Vice Presidents, a Treasurer, one or more Assistant Treasurers, a Secretary, one or more Assistant Secretaries, a Controller, and one or more Assistant Controllers, all of whom shall be elected by the Board of Directors.

Immediately after the election of the Directors at the annual or special meeting called for such purpose, the Board of Directors shall elect the executive officers of the corporation. The Board may also, in its discretion, elect a Chairman of the Board. Any two (2) or more positions may be held concurrently by the same person, except that no one shall act as Chairman or President and Treasurer or Secretary at the same time.

(Amended on May 8, 1962, January 27, 1964, July 25, 1966,

April 18, 1979, January 25, 1983 and March 29, 2001)

Section 2. The Board of Directors may appoint or elect such other officers as it shall deem advisable, who shall, respectively, have such authority and perform such duties as may be prescribed from time to time by the Board of Directors.

Section 3. The term of office of all officers shall be co-terminus with that of the Board of Directors that elects or appoints them except in case of death, resignation, disqualification or removal from office.

(New provision adopted on March 29, 2001)

Section 4. If any of the offices becomes vacant by reason of death, resignation, failure to qualify, disqualification, removal from office or for any other cause, the Board of Directors may elect a successor who shall hold office for the unexpired term of his predecessor in office.

(New provision adopted on March 29, 2001)

ARTICLE VII

CHAIRMAN OF THE BOARD, PRESIDENT, SENIOR EXECUTIVE VICE PRESIDENT, EXECUTIVE VICE PRESIDENTS, SENIOR VICE PRESIDENTS, FIRST VICE PRESIDENTS, AND VICE PRESIDENTS

Section 1. Chairman of the Board. The Chairman of the Board (if there be one) shall preside at all meetings of the Board of Directors. He shall also exercise such powers and perform such duties as the Board of Directors may assign to him.

(Amended on April 26, 1939, April 16, 1947 and March 29, 2001)

Section 2. President. The President, who must be a director, shall be the chief executive officer of the corporation. He shall have general care, supervision and management of the business and affairs of the corporation, subject to the control of the Board of Directors. He shall exercise such functions and perform all duties incident to the office of the President and such other duties as may, from time to time, be assigned to him by the Board or as prescribed in these By-Laws. He shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the Board to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall preside at all the meetings of the stockholders and, in the absence of the Chairman of the Board, preside at the meetings of the Board of Directors.

(Amended on April 26, 1939, April 16, 1947, April 15, 1953 and March 29, 2001)

Section 3. The Senior Executive Vice President, Executive Vice Presidents, Senior Vice Presidents, First Vice Presidents, and Vice Presidents. In the case of absence or disability of the President, the Senior Executive Vice President shall act as President and in case of his absence or disability, the Board shall designate any of the Executive Vice Presidents to act as President, and perform the duties and exercise the powers of the President. The Senior Executive Vice President, Executive Vice Presidents, Senior Vice Presidents, First Vice Presidents and Vice Presidents shall perform such duties as the Board shall, from time to time, prescribe.

(Amended on April 26, 1969, January 27, 1964,

April 18, 1979 and January 25, 1983)

ARTICLE VIII

SECRETARY AND ASSISTANT SECRETARY

Section 1. The Secretary shall make full and faithful record of the proceedings of all meetings of the stockholders, Board of Directors and Executive Committee in books to be kept for that purpose. He shall give or cause to be given all necessary notice of and materials for all meetings, have custody of the corporate seal and affix it when authorized, preserve and keep all material contracts, papers and documents, and keep or cause to be kept a list of all stockholders. The Secretary shall act as inspector at the election of Directors and, as such, determine the number of shares of stock outstanding and entitled to vote, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and receive votes, ballots and consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots, consents, determine the results and do such acts as are proper to conduct the election or vote. The Secretary may assign the exercise or performance of any or all of the foregoing duties, powers and functions to any other person or persons, subject always to his supervision and control. The Secretary shall generally perform such services and duties as are incident to his office and as the Board of Directors or the President may from time to time prescribe or assign to him.

(Amended on March 29, 2001)

Section 2. In the absence or disability of the Secretary, the Assistant Secretary shall act in his place and perform his duties. The Assistant Secretary shall also perform such other duties as may, from time to time, be delegated to him by the Secretary and as the Board of Directors or the President may prescribe or assign to him.

(New provision adopted on March 29, 2001)

ARTICLE IX

TREASURER AND ASSISTANT TREASURER

Section 1. The Treasurer shall be the chief fiscal officer of the corporation. He shall discharge such duties and have such powers as the Board of Directors or the President may prescribe or assign to him.

(Amended on March 29, 2001)

Section 2. In the absence or disability of the Treasurer, the Assistant Treasurer shall act in his place and perform his duties. The Assistant Treasurer shall also perform such other duties as may from time to time be delegated to him by the Treasurer and as the Board of Directors or the President may prescribe or assign to him.

(New provision adopted on March 29, 2001)

ARTICLE X

INDEMNIFICATION OF DIRECTORS/OFFICERS

This corporation shall indemnify every director or officer, his heirs, executors and administrators against all costs and expenses reasonably incurred by such person in connection with any civil, criminal, administrative or investigative action, suit or proceeding (other than an action by this corporation) to which he may be, or is made, a party by reason of his being or having been a director or officer of this corporation, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding, to be liable for gross negligence, misconduct, or breach of fiduciary duty.

In the event of a settlement or compromise, indemnification shall be provided only in connection with such matters covered by the settlement as to which this corporation is advised by counsel that the person to be indemnified did not commit a breach of duty as such director or officer.

The amount payable by way of indemnity shall be determined and paid only pursuant to a resolution adopted by a majority of all of the members of the Board of Directors.

The costs and expenses incurred in defending the aforementioned action, suit or proceeding may be paid by this corporation in advance of the final disposition of such action, suit or proceeding, as authorized in the manner provided for in the preceding paragraph, upon receipt of an undertaking by or on behalf of the director or officer to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by this corporation as authorized in this Article.

(New provision adopted on March 29, 2001)

ARTICLE XI

INDEPENDENT AUDITOR

Section 1. The Audit Committee constituted by the Board of Directors shall select and recommend the Independent Auditor for appointment by the Board of Directors. The Audit Committee shall also have the authority to recommend the removal of the Independent Auditor by the Board of Directors. In case of resignation or removal of the Independent Auditor, the Audit Committee shall, as soon as practicable, select and recommend a replacement for appointment by the Board of Directors.

(New provision adopted on February 26, 2003)

Section 2. The Independent Auditor selected and recommended by the Audit Committee pursuant to Section 1 of this Article shall be appointed by the Board of Directors at their regular meeting immediately following the annual meeting of the stockholders of the Corporation. In case of resignation or removal of the Independent Auditor, the new Independent Auditor selected and recommended by the Audit Committee shall be appointed by the Board of Directors at any regular or special meeting.

(Amended on May 8, 1962 and March 29, 2001 and February 26, 2003)

ARTICLE XII

BANKING AND CONTRACTS

Section 1. All moneys belonging to the corporation shall be deposited in such bank or banks as may be from time to time designated by the Board of Directors and shall be withdrawn only on checks of the corporation signed by such officer or officers of the corporation or by such person or persons as may be from time to time designated by the Board of Directors. Promissory notes, bills of exchange, trade acceptances, drafts and other negotiable instruments shall be signed and/or drawn in the name of the corporation by such officer or officers as may be from time to time designated by the Board of Directors.

Section 2. All contracts, instruments or documents pertaining to transactions or corporate actions authorized by the Board of Directors shall be signed in the name of the corporation by such officer or officers as may be, from time to time, designated by the Board of Directors. In the absence of any specific designation by the Board of Directors, such contracts, instruments or documents shall be signed in the name of the corporation by the President, or by any other executive officer of the corporation authorized by the President. Contracts, instruments or documents to be entered into in the ordinary course of business of the corporation which do not require the approval of the Board of Directors may be signed by the President or by any executive officer of the corporation designated by the President, or by such officer or officers authorized for such purpose under administrative orders approved by the President in effect at the relevant time.

(Amended on March 29, 2001)

ARTICLE XIII

FISCAL YEAR

Section 1. The fiscal year in the business of the corporation shall be the calendar year, extending from January first to December thirty-first inclusive, in each year.

Section 2. The Company shall publish at least once in each year and submit to the stockholders at least fifteen (15) business days prior to the annual meeting, a statement of its physical and financial condition and income account covering the previous fiscal year, and a balance sheet showing the assets and liabilities at the end of the year.

(Amended on February 24, 1998 and March 29, 2001)

ARTICLE XIV

SEAL

Section 1. The corporate seal of this corporation shall bear upon its face, in a circle, the words “PHILIPPINE LONG DISTANCE TELEPHONE COMPANY”, and within the circle a desk telephone instrument and the words and figures, “INCORPORATED 1928”.

(Amended on March 29, 2001)

ARTICLE XV

AMENDMENTS

Section 1. The owners of the majority of the subscribed capital stock may, at a regular or special meeting duly called for the purpose, amend or repeal these By-Laws, or adopt new By-laws. The owners of two-thirds of the subscribed capital stock may delegate to the Board of Directors the power to amend or repeal these By-Laws or to adopt new By-Laws; provided, however, that any such power so delegated to the Board of Directors shall be considered as revoked whenever a majority of the stockholders shall so vote at a regular or special meeting called for the purpose.

(Amended on April 15, 1953)

Section 2. All By-Laws and amendments thereto adopted shall be certified by a majority of the Directors and by the Secretary or Assistant Secretary, and entered in the book of By-Laws. Whenever any amendment or new By-Law is adopted, it shall be entered in the book of By-Laws with the original By-Laws. If any By-Law is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted, or written assent was filed, shall be stated in said book.

(Amended on March 29, 2001)

The following notation is FOR GUIDANCE ONLY and does not constitute a part of the By-Laws of Philippine Long Distance Telephone Company.

NOTE: Under the provisions of Section 1 of ARTICLE XV (formerly Article XIV) of the By-Laws of Philippine Long Distance Telephone Company, the owners of two-thirds of the subscribed capital stock may delegate to the Board of Directors the power to amend, repeal or adopt new By-Laws. Under the authority given by said section of the By-Laws, the stockholders under date of April 15, 1953 delegated to the Board the power to amend, repeal or adopt new By-Laws.

EXHIBIT 6

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Computation of Net Operating Income and Earnings Per Share

For the years 2000 through 2002

	2000	2001	2002	2002(1)
	(in millions, except net operating income (loss) per common share)
1. Net operating income per share
Basic
Net operating income (loss)	Php10,524	Php(5,942)	Php12,029	US$226
Deduct: Dividends on preferred stock	1,249	1,503	1,645	31
Amortization of difference between fair market value and put option price of Preferred Stock subject to mandatory conversion	–	542	1,004	19
Net operating income (loss) applicable to common stock	Php9,275	Php(7,987)	Php9,380	US$176
Diluted
Net operating income (loss)	Php 10,524	Php(5,942)	Php 12,029	US$226
Deduct: Dividends on preferred stock	1,249	1,503	1,036	19
Amortization of difference between fair market value and put option price of Preferred Stock subject to mandatory conversion	–	542	1,004	19
Net operating income (loss) applicable to common stock	Php 9,275	Php (7,987)	Php 9,989	US$188
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	121,173	168,498	168,895
Effect of common shares issuance during the year	36,504	162	200
	157,677	168,660	169,095
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	121,173	168,498	168,895
Effect of common shares issuance during the year	36,504	162	22,360
	157,677	168,660	191,255

Net operating income (loss) per share
Basic	Php58.82	Php(47.36)	Php55.47	US$1.04
Diluted	58.82	(47.36)	52.23	0.98
	(in millions, except earnings per common share)
2. Earnings per share(2)
Basic
Net loss	Php (29,258)	Php (27,782)	Php (6,158)	US$(115)
Deduct: Dividends on preferred stock	1,249	1,503	1,645	31
Amortization of difference between fair market value and option price of Preferred Stock Subject to Mandatory Conversion	–	542	1,004	19
Net loss applicable to common stock	Php(30,507)	Php(29,827)	Php(8,807)	US$(165)
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	121,173	168,498	168,895
Effect of common shares issuance during the year	36,504	162	200
	157,677	168,660	169,095
Earnings per share(2)
Basic	Php(193.48)	Php(176.85)	Php(52.08)	US$(0.98)
Diluted	(193.48)	(176.85)	(52.08)	(0.98)

_____________

(1)     The PLDT Group maintains its accounts in Philippine pesos. For convenience, the peso financial information as of and for the year ended December 31, 2002 has been translated into U.S. dollars at the exchange rate of Php53.254 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as of December 31, 2002.

(2)     Our convertible preferred shares were deemed anti-dilutive based on the calculation above. Since the amount of preferred dividends over the equivalent number of common shares were greater than the basic earnings per share, the amounts reported for basic and diluted earnings (loss) per common share were the same.

EXHIBIT 7

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Calculation of Ratio of Earnings to Fixed Charges

For the years 2000 through 2002

	2000	2001	2002	2002(1)
	(in millions, except ratio of earnings (loss) to fixed charges)
Earnings (a)	Php(19,664)	Php(13,117)	Php12,639	US$(238)
Fixed charges – (b)
Fixed charges excluding amortization of capitalized interest	Php14,154	Php15,839	Php15,501	US$291
Capitalized interest, net of amortization	1,691	1,170	(393)	(7)
	Php15,845	Php17,009	Php15,108	Php284
Ratio (a/b) (2)	–	–	–	–

_____________

(1)     PLDT maintains its accounts in Philippine pesos. For convenience, the peso financial information as of and for the year ended December 31, 2002 has been translated into U.S. dollars at the exchange rate of Php53.254 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as of December 31, 2002.

(2)     For purposes of this ratio, “Earnings” consist of income before provision for income tax (excluding PLDT’s share in undistributed income of less than 50%-owned affiliates) and fixed charges (excluding capitalized interest). “Fixed charges” consist of interest (including capitalized interest, discounts and other financing costs) on all indebtedness, amortization of deferred financing costs and the estimated financing component of rent expense (i.e., one-third of rent expense).

Due to PLDT’s losses in 2000, 2001 and 2002, the coverage ratio on a consolidated basis was less than 1.0x in all of these three years. In order to achieve a coverage ratio of 1.0x, we would have had to generate additional consolidated earnings of Php35,509 million, Php30,126 million and Php2,469 million for each of the three years ended December 31, 2000, 2001 and 2002, respectively, to achieve a coverage ratio of 1.0x.

EXHIBIT 8

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Principal Activity	Percentage of Ownership (As of December 31, 2002)

Smart Communications, Inc.	Philippines	Cellular mobile services	100.0

PLDT Clark Telecom, Inc.	Philippines	Telecommunications services	100.0

Subic Telecommunications Company, Inc.	Philippines	Telecommunications services	100.0

ePLDT, Inc.	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, call centers and IT-related services	100.0

PLDT Global Corporation	British Virgin Islands	Telecommunications services	100.0

Smart-NTT Multimedia, Inc.	Philippines	Data and network services	100.0

Telesat, Inc.	Philippines	Satellite communications services	94.4

Maranao Telephone Company, Inc.	Philippines	Télécommunications services	97.5

ACeS Philippines Cellular Satellite Corporation	Philippines	Satellite phone services	93.7

Mabuhay Philippines Satellite Corporation	Philippines	Satellite communications services	67.0

Pilipino Telephone Corporation	Philippines	Cellular mobile services	45.3

EXHIBIT 12

CERTIFICATION

I, Manuel V. Pangilinan, certify that:

1.        I have reviewed this annual report on Form 20-F of Philippine Long Distance Telephone Company;

2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.        The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a)       designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)       [omitted pursuant to the guidance of Release No. 33-8238 (June 5, 2003)]

c)       evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report, based on such evaluation; and

d)       disclosed in this report any change in the Company’s internal control over financial reporting that occurred subsequent to the date of our most recent evaluation that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.        The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a)       all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b)       any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: October 17, 2003

/s/ Manuel V. Pangilinan
Manuel V. Pangilinan President and Chief Executive Officer (Principal Executive Officer)

CERTIFICATION

I, Anabelle L. Chua, certify that:

1.        I have reviewed this annual report on Form 20-F of Philippine Long Distance Telephone Company

2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.        The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [omitted pursuant to the guidance of Release No. 33-8238 (June 5, 2003)]

c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report, based on such evaluation; and

d) disclosed in this report any change in the Company’s internal control over financial reporting that occurred subsequent to the date of our most recent evaluation that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.        The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: October 17, 2003

/s/ Anabelle L. Chua
Anabelle L. Chua Senior Vice President and Treasurer (Principal Financial Officer)

EXHIBIT 13

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, I, Manuel V. Pangilinan, President and Chief Executive Officer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2002 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.

Date: October 17, 2003

/s/ Manuel V. Pangilinan
Manuel V. Pangilinan President and Chief Executive Officer
(Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, I, Anabelle L. Chua, Senior Vice President and Treasurer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2002 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.

Date: October 17, 2003

/s/ Anabelle L. Chua
Anabelle L. Chua Senior Vice President and Treasurer
(Principal Financial Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

To the Board of Directors and Stockholders of

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

We conducted our audits in conformity with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As discussed in Note 4 to the consolidated financial statements, adjustments were made to certain items in the previously issued consolidated financial statements.

/s/ SyCip Gorres Velayo & Co.

SYCIP GORRES VELAYO & CO.

September 4, 2003

Makati City, Philippines

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

(in millions of pesos, except par value amounts)

	2002	2001
	(As Restated)	(As Restated)
ASSETS
Current Assets
Cash and cash equivalents (Note 5)	10,974	4,276
Accounts receivable – net (Notes 6 and 19)	17,313	24,600
Inventories and supplies – net (Note 7)	4,502	5,331
Deferred income tax – net (Note 22)	5,045	3,578
Prepaid expenses	1,643	1,072
Other current assets	769	1,488
Total Current Assets	40,246	40,345
Noncurrent Assets
Property, plant and equipment – net (Notes 8 and 15)	194,922	208,617
Investments – net (Note 9)	1,757	1,833
Goodwill and other intangible assets – net (Note 11)	16,061	16,827
Deferred income tax – net (Note 22)	11,163	13,479
Other noncurrent assets – net (Note 12)	5,502	3,776
Total Noncurrent Assets	229,405	244,532
	269,651	284,877
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt (Note 15)	19,627	20,229
Accounts payable (Note 19)	9,866	12,494
Accrued expenses and other current liabilities (Note 13)	12,246	10,038
Unearned revenue on sale of prepaid cards	3,135	3,386
Notes payable (Note 14)	760	6,462
Income tax payable (Note 22)	982	355
Dividends payable (Note 18)	429	328
Total Current Liabilities	47,045	53,292
Noncurrent Liabilities
Long-term debt – net of current portion (Note 15)	171,323	169,870
Deferred credits and other noncurrent liabilities (Notes 16 and 20)	22,508	26,401
Total Noncurrent Liabilities	193,831	196,271
Minority Interest in Consolidated Subsidiaries	1,423	1,310
Preferred Stock Subject to Mandatory Redemption (Notes 17 and 26)	10,939	9,532
Stockholders’ Equity (Note 18)
Preferred stock, Php10 par value, authorized 822,500,000 shares; issued and outstanding 447,442,336 shares at December 31, 2002 and 412,963,950 shares at December 31, 2001	4,474	4,129
Common stock, Php5 par value, authorized 234,000,000 shares; issued and outstanding 169,360,901 shares at December 31, 2002 and 168,894,715 shares at December 31, 2001	847	845
Capital in excess of par value	74,324	73,961
Accumulated deficit	(66,016)	(57,171)
Accumulated other comprehensive income	2,784	2,708
Total Stockholders’ Equity	16,413	24,472
	269,651	284,877

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in millions of pesos, except per share amounts)

	2002	2001	2000
	(As Restated)	(As Restated)	(As Restated)
OPERATING REVENUES (Note 19)
Fixed line
Local exchange	21,345	21,356	18,671
International long distance	10,636	11,701	13,223
National long distance	7,818	8,500	10,436
Data and other network	5,561	4,653	2,971
Miscellaneous	491	113	9
	45,851	46,323	45,310
Wireless
Cellular services	30,583	19,820	9,255
Cellular handset sales	14,982	13,015	4,762
Satellite, very small aperture terminal and others	683	762	782
	46,248	33,597	14,799
Information and communications technology services	644	374	239
	92,743	80,294	60,348
OPERATING EXPENSES
Depreciation (Note 8)	17,481	16,218	12,756
Cost of cellular handsets sold	16,203	15,179	6,774
Asset impairment charges (Note 8)	13,279	19,735	–
Compensation and benefits (Note 20)	10,881	9,632	8,886
Maintenance	4,654	4,579	3,973
Provision for doubtful accounts (Note 6)	4,136	3,221	2,929
Selling and promotions	3,961	2,887	3,078
Rent	3,006	2,586	1,511
Professional and other service fees (Note 19)	2,311	2,381	1,478
Taxes and licenses (Note 25)	1,101	940	744
Amortization of goodwill and other intangible assets (Note 11)	766	6,177	4,477
Other operating expenses (Note 19)	2,935	2,701	3,218
	80,714	86,236	49,824
OPERATING INCOME (LOSS)	12,029	(5,942)	10,524
INTEREST EXPENSE AND RELATED ITEMS - Net of capitalized interest (Notes 8, 14 and 15)	(14,002)	(14,697)	(13,541)
INTEREST AND OTHER INCOME – Net	2,776	1,278	1,376
EQUITY IN NET LOSSES OF INVESTEES (Note 9)	(127)	(4,268)	(901)
OTHER EXPENSES – Net (Note 21)	(5,275)	(6,561)	(32,188)
LOSS BEFORE INCOME TAX, CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE AND MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	(4,599)	(30,190)	(34,730)
BENEFIT FROM (PROVISION FOR) INCOME TAX (Note 22)	(1,438)	2,570	5,613
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE AND MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	(6,037)	(27,620)	(29,117)
CUMULATIVE EFFECT ON PRIOR YEARS (UP TO DECEMBER 31, 2000) OF ADOPTING SFAS NO. 133 – Net of tax effect (Note 27)	–	(54)	–
LOSS BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	(6,037)	(27,674)	(29,117)
MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	(121)	(108)	(141)
NET LOSS	(6,158)	(27,782)	(29,258)
DIVIDENDS AND ACCRETION OF PREFERRED STOCK	(2,649)	(2,045)	(1,249)
LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	(8,807)	(29,827)	(30,507)
Earnings Per Common Share (Note 23)
Basic and diluted earnings per common share before cumulative effect of change in accounting principle	(52.08)	(176.53)	(193.48)
Cumulative effect of change in accounting principle	–	(0.32)	–
Basic and diluted earnings per common share	(52.08)	(176.85)	(193.48)

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in millions of pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total
Balances as of January 1, 2000 (As restated)	3,625	606	21,746	4,065	1,472	31,514
Comprehensive loss:
Net loss for the year	–	–	–	(29,258)	–	(29,258)
Translation gains	–	–	–	–	1,063	1,063
Total comprehensive loss						(28,195)
Cash dividends (Note 18)	–	–	–	(1,988)	–	(1,988)
Issuance of capital stock	296	237	51,896	–	–	52,429
Balances as of December 31, 2000 (As restated)	3,921	843	73,642	(27,181)	2,535	53,760
Comprehensive loss:
Net loss for the year	–	–	–	(27,782)	–	(27,782)
Translation gains	–	–	–	–	173	173
Total comprehensive loss						(27,609)
Cash dividends (Note 18)	–	–	–	(1,666)	–	(1,666)
Accretion to redemption value of Preferred Stock subject to mandatory redemption	–	–	–	(542)	–	(542)
Issuance of capital stock	208	2	319	–	–	529
Balances as of December 31, 2001 (As restated)	4,129	845	73,961	(57,171)	2,708	24,472
Comprehensive loss:
Net loss for the year	–	–	–	(6,158)	–	(6,158)
Translation gains	–	–	–	–	76	76
Total comprehensive loss						(6,082)
Cash dividends (Note 18)	–	–	–	(1,683)	–	(1,683)
Accretion to redemption value of Preferred Stock subject to mandatory redemption	–	–	–	(1,004)	–	(1,004)
Partial redemption of Series IV Preferred Stock (Note 17)	(72)	–	–	–	–	(72)
Issuance of capital stock	417	2	363	–	–	782
Balances as of December 31, 2002 (As restated)	4,474	847	74,324	(66,016)	2,784	16,413

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in millions of pesos)

	2002	2001	2000
	(As Restated)	(As Restated)	(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(6,158)	(27,782)	(29,258)
Adjustments to reconcile net loss from operations to net cash provided by operating activities:
Depreciation	17,481	16,218	12,756
Asset impairment charges	13,279	19,735	–
Foreign exchange losses	5,301	3,996	33,432
Investment write-off	–	2,052	–
Provision for doubtful accounts	4,136	3,221	2,929
Deferred income taxes	849	(3,446)	(7,349)
Amortization of goodwill and other intangible assets	766	6,177	4,477
Minority interest in net income of consolidated subsidiaries	121	108	141
Equity in net losses of investees	127	4,268	901
Gain on disposal of property and equipment	(87)	(83)	(163)
Provision for inventory obsolescence	499	211	105
Amortization of debt issuance costs	497	280	109
Amortization of activation fee	(253)	(220)	(151)
Others	39	(42)	257
Operating cash flows before working capital changes	36,597	24,693	18,186
Changes in assets and liabilities, net of effect from purchase of subsidiaries:
Decrease (increase) in:
Accounts receivable	4,029	(1,112)	(2,165)
Inventories and supplies	330	(2,168)	298
Prepaid expenses and other current assets	(186)	(1,065)	(62)
Increase (decrease) in:
Accounts payable	(2,507)	(2,134)	1,653
Accrued expenses and other current liabilities	1,558	1,276	337
Income tax payable	627	(101)	(1)
Unearned revenue	2	1,276	2,481
Decrease in deferred credits and other noncurrent liabilitites	(758)	(497)	–
Net cash provided by operating activities	39,692	20,168	20,727
CASH FLOWS FROM INVESTING ACTIVITIES
Addition to property, plant and equipment	(17,154)	(28,201)	(26,567)
Proceeds from disposal of property and equipment	252	113	193
Payments for purchase of investments	–	(617)	(331)
Payments for purchase of investments, net of cash acquired	–	(772)	–
Cash acquired from purchase of Smart	–	–	1,901
Proceeds from disposal of investments	30	150	–
Cash disbursements for lease deposits and others	(210)	(49)	(379)
Net cash used in investing activities	(17,082)	(29,376)	(25,183)

(Forward)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in millions of pesos)

	2002	2001	2000
	(As Restated)	(As Restated)	(As Restated)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments of long-term borrowings	(43,896)	(16,990)	(25,768)
Proceeds from long-term borrowings	36,011	21,829	29,751
Proceeds from notes payable	7,872	13,483	7,322
Repayment of notes payable	(13,600)	(11,970)	(17,451)
Dividends paid	(1,582)	(1,819)	(1,900)
Debt issuance costs paid	(1,206)	(979)	(684)
Proceeds from issuance of capital stock	464	232	14,241
Redemption of preferred stock	(72)	–	–
Net cash provided by (used in) financing activities	(16,009)	3,786	5,511
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	97	24	757
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,698	(5,398)	1,812
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,276	9,674	7,862
CASH AND CASH EQUIVALENTS AT END OF YEAR	10,974	4,276	9,674

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common United States ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States of America. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share. JP Morgan Chase Bank has been appointed as successor depositary for PLDT’s ADRs effective February 10, 2003. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

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

PLDT has three employee unions. The three unions are in aggregate composed of 9,271 members as of December 31, 2002. The union members represent 48% of the employees of the PLDT Group on a consolidated basis as of December 31, 2002.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.        Basis of Consolidated Financial Statement Preparation

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Our consolidated financial statements include the financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group), which are all incorporated in the Philippines except for PLDT Global Corporation, or PLDT Global, and subsidiaries, which are incorporated in the British Virgin Islands.

		Percentage of Ownership
Name of Subsidiary/Investee	Principal Activity	2002	2001	2000
Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0	100.0	60.0
Smart–NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0	100.0
PLDT Global and subsidiaries	Telecommunications services	100.0	100.0	–
Maranao Telephone Company, Inc., or MaraTel	Telecommunications services	97.5	92.3	–
Wireless
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4	94.4	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	93.7	93.7	95.1
Mabuhay Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0	67.0	67.0
Pilipino Telephone Corporation, or Piltel, and subsidiaries	Cellular mobile and telecommunications services	45.3	45.3	57.6
Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0	100.0

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. Investments in businesses which we do not control, but we have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for using the cost method. Equity and cost method investments are included in the “Investments” account in our consolidated balance sheets.

Our consolidated financial statements are prepared using uniform accounting policies for like transactions and events with similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in MaraTel, Telesat, ACeS Philippines, Mabuhay Satellite and Piltel and their respective subsidiaries not held by the PLDT Group.

Acquisition of Smart

PLDT completed the acquisition of the entire issued share capital of Smart on March 24, 2000 valued at approximately Php38,188 million through the issuance of PLDT common shares (issue price of Php1,088 per share) to Smart’s shareholders representing 22.5% of the issued common shares of PLDT (as enlarged by such issue of shares). Accordingly, the operating results of Smart have been included in the consolidated results of operations from the date of acquisition.

The excess of the total acquisition cost over the fair value of the net assets acquired was Php23,096 million. Based upon management estimates and review, Php5,900 million was recorded as the value of customers acquired (Php2,705 million and Php3,195 million were attributed to Global System for Mobile Communication, or GSM, and analog subscribers, respectively). Prior to 2002, the excess of the total acquisition cost over the fair value of the net assets acquired was amortized on a straight-line basis over five years. Prior to 2001, the customers list for the GSM and analog subscribers were amortized over five years, which at that time was the expected term of the customer relationship. Beginning in 2001, we revised our estimated useful life of the acquired GSM customers list, based on our analysis of customer churn rates, to three years. The unamortized balance of the analog customer list was fully impaired in 2001.

3.         Summary of Significant Accounting Policies

Our significant accounting policies and practices are discussed below to facilitate the understanding of our consolidated financial statements:

Revenue Recognition

Revenue for services is stated at amounts invoiced to customers and excludes value-added tax. We provide fixed line communication services, wireless communication services, and information and communications technology services. We provide such services to business, residential, payphone and mobile customers. Revenue represents the value of fixed consideration that has been received or is receivable. Revenue is recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. We do not provide our customers with the right to a refund.

Products and services

Subscriptions. We provide telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected period of the customer relationship period of seven years and three years for fixed line and cellular service, respectively. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro rata basis.

Air time, traffic and value-added services. Prepaid service revenue collected in advance is deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Payphone service revenue is recognized when the service is provided. Interconnection revenue for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services is recognized when the call is placed or the connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenue related to products and value-added services is recognized upon delivery of the product or service.

Equipment sales. Sales of communication equipment are recognized upon delivery to the customer.

Directory services. Revenue related to published directory services is recognized on a pro rata basis over the period in which the publication expires, which is generally 12 months. Telephone-based directory service revenue is recognized when the service is provided.

Incentives. We record an insignificant amount of commission expense based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction from revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Others. Interest income from cash deposits is recognized on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

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

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

Inventories and Supplies

Inventories and supplies are valued at the lower of cost or market value. These are items of cellular phone units, materials, spare parts, terminal units and accessories. Cost is determined using the moving average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. Cost also includes interest on borrowed funds used during the construction period. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statement of operation of such period.

Depreciation is calculated on a straight-line basis over the following estimated useful lives of the assets:

Property, Plant and Equipment	Estimated Useful Lives

Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Cellular facilities	10 years
Communication satellites	15 years
Vehicles, furniture and other work equipment	3 – 10 years
Buildings	25 – 40 years
Information origination/termination equipment	5 – 15 years
Land improvements	10 years

The useful lives and depreciation method are reviewed periodically to ensure that the period and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Interest costs are capitalized during the construction of plant and equipment as part of the cost of acquiring assets, see Note 8 – Property, Plant and Equipment.

Capitalized Leases

The PLDT Group leases several facilities under long-term leases and has the option to purchase the facilities for a nominal cost at the termination of the lease.

Impairment of Assets

Effective January 1, 2002, in conformity with Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and prior to January 1, 2002, SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, long-lived assets and identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets, which are held and used in operations, would be impaired if the book value of the asset exceeded the undiscounted future net cash flows without interest charges expected to result from the use of the asset. If an impairment exists, the amount of the impairment recorded is based on the fair value of the assets. Assets, which are to be disposed of, would be impaired to the extent the net book value of the asset exceeded fair value less disposal costs. The PLDT Group considers relevant cash flows, estimated future operating results, trends and other available information in assessing whether the carrying values of assets are recoverable.

Goodwill and Other Intangible Assets

Goodwill is the excess of the acquisition cost of a business, including equity method investments, over the fair value of the identifiable net assets acquired. Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” and, as required, we no longer amortize goodwill (including goodwill recorded on our equity method investments). Goodwill is reviewed annually (or more frequently under various conditions) for impairment using the fair value approach. Intangible assets that do not have indefinite lives are amortized over their useful lives and reviewed for impairment in conformity with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We have no indefinite-lived intangibles.

Prior to January 1, 2002, we generally amortized goodwill and other identifiable intangibles on a straight-line basis over their estimated useful lives, not exceeding five years. We assessed the impairment of other identifiable intangibles and goodwill related to our consolidated subsidiaries under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” whenever events or changes in circumstances indicated that the carrying value may not be recoverable. A determination of impairment (if any) was made based on estimates of future cash flows. In instances where goodwill was recorded for assets that were subjected to an impairment loss, the carrying amount of the goodwill was eliminated before any reduction was made to the carrying amounts of impaired long-lived assets and identifiable intangibles. On a quarterly basis, we assessed the impairment of enterprise level goodwill under Accounting Principles Board, or APB, Opinion No. 17, “Intangible Assets.” A determination of impairment (if any) was made based primarily on estimates of market value.

Cost of Debt Issuance

Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized using the effective interest rate method over the terms of the instruments. Unamortized debt issue costs are charged to operations when the related debt is extinguished.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, excluding exchange differences arising from foreign currency borrowings used to finance these projects.

Retirement Costs

PLDT and Smart have funded noncontributory retirement plans, administered by the respective companies’ Trustee, covering regular employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

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

Executive Stock Option Plan

Stock options granted under the Plan vest over five years and have a maximum contractual life of ten years from the date of grant. The exercise price of the options granted under the Plan shall not be lower than the average of the closing price of our common stock on the PSE for 30 calendar days immediately preceding the date of grant.

The stock options granted under the Plan shall vest each year, beginning one year from the grant date at a per year rate of 25% of the options granted.

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

On December 10, 1999, PLDT granted approximately 1.4 million options to purchase PLDT’s common stock under the Executive Stock Option Plan. Stock option activity under the Plan for the years ended December 31, 2002, 2001 and 2000 is summarized below:

	Options Outstanding
	Number of Options	Weighted Average Exercise Price Per Share
Balances as of December 31, 2000	1,322	Php814
Options granted in 2002	144	814
Options cancelled in:
2001	(165)	814
2002	(75)	814
Balances as of December 31, 2002	1,226	Php814

All the above grants made under the Executive Stock Option Plan were made to executives of PLDT.

The number of options exercisable at December 31, 2002 and 2001 was 756 shares and 511 shares, respectively.

In conformity with the provisions of SFAS No. 123, the fair value of each option is estimated using the Black-Scholes model with the following assumptions for grants under the Executive Stock Option Plan during the year ended December 31, 1999: volatility of 71.3%, risk-free interest rate of 8.94% at the date of grant and an expected term of five years.

The weighted average per share fair value of common stock options granted in 2002 was Php582.59 and Php587.23 in 2000. The remaining weighted average contractual life was seven years as of December 31, 2002.

During the years ended December 31, 2002, 2001, and 2000, there were no options exercised.

Employee Stock Purchase Plan

On March 3, 2000, a total of 827,704 shares of common stock were made available under the Plan to all eligible employees as of January 3, 2000. The purchase price was fixed at the lower of 85% of the average market price of PLDT stock on the PSE on January 3, 2000 or 85% of the average market price on April 15, 2000. In no event will the price per share be less than the par value of each share.

A certain amount for every share each employee elects to purchase will be deducted from the employee’s salary beginning with the first payroll on April 30, 2000 and ending with the last payroll period ended April 15, 2003. No prepayment of the purchase price is allowed.

The maximum number of shares that may be issued and sold under the Plan is 5.6 million. Sales under the Employee Stock Purchase Plan for the year ended December 31, 2000 amounted to Php827,000 at an average price of Php878. There were no sales under the Plan for the years ended December 31, 2002 and 2001.

The estimated grant date fair value was calculated using the Black-Scholes model. The following weighted average assumptions were included in the estimated grant date fair value calculations for rights to purchase stock under PLDT’s Employee Stock Purchase Plan: volatility of 34.5%, risk-free interest rate of 8.78% at the date of grant and an expected term of five years.

The weighted average estimated fair value, as defined by SFAS No. 123, at grant date of the rights to purchase stock under the Employee Stock Purchase Plan was Php371.93 per share.

Pro forma information regarding net loss and earnings per share is required by SFAS No. 123. This information is required to be determined as if PLDT had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan) using the fair value method. Under SFAS No. 123, employee stock options are valued at the grant date using the Black-Scholes valuation model, and this compensation cost is recognized ratably over the vesting period. Had compensation expense for PLDT’s stock option plan and stock purchase plan been determined based on the fair value at the grant date of awards for years 2002, 2001 and 2000, consistent with the provision of SFAS No. 123, PLDT’s net loss would have increased in 2002, 2001 and 2000 to the pro forma amounts indicated below:

	2002	2001	2000
(in millions of pesos, except per share amounts)
Loss attributable to common stockholders	(8,807)	(29,827)	(30,507)
Add: Total stock-based employee compensation expense included in loss	15	15	16
Deduct: Total stock-based employee compensation expense determined under fair value based method	(127)	(208)	(441)
Pro forma loss attributable to common stockholders	(8,919)	(30,020)	(30,932)
Earnings per common share:
Basic and diluted earnings per common share, as reported	(52.08)	(176.85)	(193.48)
Basic and diluted earnings per common share, pro forma	(52.75)	(177.99)	(196.17)

Advertising and Promotion Expenses

Advertising and promotions are expensed as incurred. Advertising and promotion expenses were Php1,940 million, Php1,939 million and Php1,770 million in 2002, 2001 and 2000, respectively.

Foreign Currency Transactions and Translations

For each entity in the group, transactions in foreign currencies are recorded in the functional currency of the entity by applying to the foreign currency amount the spot exchange rate prevailing at the transaction date. Foreign exchange gains or losses arising on the spot settlements or restatement of monetary items at rates different from those at which they were initially recorded during the period or presented in the previous consolidated financial statements are recorded in the consolidated statement of operations in the period in which they arise.

Certain entities and associates of our consolidated group have functional currencies different from our reporting currency. The assets and liabilities of such entities are translated to our reporting currency using exchange rates at the balance sheet date, and the statement of operations are translated using the weighted average rate for the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income.

Derivatives and Hedging Instruments

In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 requires the PLDT Group to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, and to the extent of the hedge’s effectiveness, changes in the fair value of derivatives are either offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133 on January 1, 2001 resulted in the cumulative effect of an accounting change of Php54 million, net of tax effect, being recognized as a loss in the consolidated statement of operations.

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

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases and (b) net operating loss carryover, or NOLCO. Deferred tax assets and liabilities are measured using the tax rate applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled, and NOLCO is expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Earnings Per Common Share

Basic earnings per common share, or EPS, is calculated by dividing the net income or loss for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

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

Segment Reporting

Segment assets include operating assets used by a segment and consist principally of operating cash and cash equivalents, receivables, inventories and supplies and property, plant and equipment.

Segment revenues, segment expenses and segment performance include transfers between business segments. The transfers are accounted for at competitive market prices charged to unaffiliated customers for similar products. Such transfers are eliminated in our consolidation.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, inventory obsolescence, depreciation rate, impairment of intangibles, investments and other long-lived assets, valuation allowance on tax assets and pension benefit assumptions.

Concentrations

The PLDT Group’s results of operations and financial performance and condition may be influenced by the general political situation in the Philippines. The Philippines experienced several coup d’état attempts against the government administration between 1986 and 1989, and as recent as July 2003. Political conditions in the Philippines were generally stable during the 1990’s. In the past three years, an increasing number of kidnapping, criminal and terrorist activities have occurred in Mindanao principally led by the extremist “Abu Sayyaf” group, which reportedly has ties to the Al-Qaeda terrorist network. There were series of bombing incidents in key cities in Mindanao, including Davao City. The armed conflict between the Philippine military and the Moro Islamic Liberation Front also continues in Mindanao.

The PLDT Group’s results of operations may be negatively affected by slow or negative growth rates and economic instability in the Philippines and in Asia. In the past, the Philippines has experienced periods of slow or negative growth, high inflation, significant devaluation of the peso, imposition of exchange controls, debt restructuring and electricity shortages and blackouts. From mid-1997 to 1999, the economies of a number of Asian countries experienced significant downturns. The regional economic turbulence affected the Philippine economy in a number of ways, including the depreciation of the peso, increases in interest rates, increases in unemployment and inflation, increased volatility and a decline in prices in the domestic stock market, the downgrading of the Philippines’ local currency rating and the ratings outlook for the Philippine banking sector and the reduction of foreign currency reserves.

As of December 31, 2002, other than the concentration of our wireless services on prepaid subscribers, we do not have any significant concentration of business transacted with a particular supplier, lender or former affiliate that could, if suddenly adversely impacted, severely impact our operations. We also do not have a concentration of available sources or other rights that could, if suddenly eliminated, severely impact our operations. We invest our cash and cash equivalents with many high-quality financial institutions.

Impact of Recently Issued Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other provisions, SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt.” Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of APB Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Gains or losses from extinguishment of debt that do not meet the criteria of APB Opinion No. 30 should be reclassified to income from continuing operations in all prior periods presented. We have early adopted the provisions related to the extinguishment of debt. There was no impact on prior periods. We are currently in the process of evaluating any effect the adoption of the remaining provisions of SFAS No. 145 will have on our consolidated financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force, or EITF, Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 supersedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring should not be recognized until the liability is incurred. SFAS No. 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. The application of SFAS No. 146 is not expected to have a material impact on our consolidated financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity’s product warranty liabilities. We will apply the recognition provisions of FIN No. 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN No. 45 are effective for financial statements for the year ended December 31, 2002. We are currently in the process of evaluating the potential impact the adoption of FIN No. 45’s recognition provisions will have on our consolidated financial position, results of operations and cash flows.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on our consolidated financial position, results of operations and cash flows.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. FIN No. 46 requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for variable interest entities that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 is effective immediately for all variable interest entities created after January 31, 2003, and is effective for periods ending after December 15, 2003 for all variable interest entities created prior to February 1, 2003. We are currently in the process of evaluating any effect the adoption of FIN No. 46 will have on our consolidated financial position, results of operations and cash flows.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.” SFAS No. 143 addresses financial accounting and reporting for the retirement obligation of an asset. This Statement states that companies should recognize the asset retirement cost at their fair value, as part of the cost of the asset and classify the accrued amount as a liability in the balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for the revised estimates of the discounted cash flows. The Statement will be effective for fiscal year beginning after June 15, 2002. We are currently in the process of evaluating any effect the adoption of SFAS No. 143 will have on our consolidated financial position, results of operations and cash flows.

In April 2002, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in its entirely, or as hybrid instruments with debt host contracts and embedded derivative features. SFAS No. 149 amends SFAS No. 133 as a result of decisions previously made as part of the Derivatives Implementation Group process, changes made in connection with other Board projects dealing with financial instruments, and deliberations in connection with issues raised in relation to application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. However, the provisions of SFAS No. 149 that merely represent the codification of previous Derivatives Implementation Group decisions, are already effective and should continue to be applied in conformity with their prior respective effective dates. We are currently in the process of evaluating any effect the adoption of SFAS No. 149 will have on our consolidated financial position, results of operations and cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. We are currently in the process of evaluating any effect the adoption of SFAS No. 150 will have on our consolidated financial position, results of operations and cash flows.

4.         Changes in U.S. GAAP Information

Restatement of Information Previously Reported

Subsequent to the issuance of our consolidated financial statements included in the annual report on Form 20-F for the fiscal year ended December 31, 2002 and the amendments thereto that were filed with the U.S. SEC on July 15 and 16, 2003, we made adjustments to certain items in the previously issued financial statements. These adjustments have been reflected in the accompanying consolidated financial statements and are summarized as follows:

Depreciation

In the financial information previously issued, depreciation expense of Smart was understated in 2002. In addition, depreciation expense for Mabuhay was adjusted for all years presented due to a change in the U.S. GAAP cost basis of certain property, plant and equipment.

Impairment

In the financial information previously issued for 2002, we concluded that certain assets of a subsidiary, Piltel, were impaired and we recorded an impairment charge. The original calculation did not properly reduce the carrying value of the E.O. 109 assets to fair value.

Goodwill amortization

The goodwill amortization adjustments for 2001 and 2000 represent the additional amortization for the understatement of goodwill related to the Smart acquisition. The goodwill amortization adjustments for 2002 relate to the reversal of amortization of goodwill related primarily to Maratel. This amortization expense was previously classified as other expense.

Customer lists amortization

In the financial information previously issued, amortization expense related to customer lists intangibles was understated due to a change in the customer life that was not previously reflected in the amortization. We revised the estimated useful life of the acquired GSM customer lists based on our analysis of customer churn rates.

Foreign exchange loss

In the financial information previously issued, there were instances where foreign exchange gains/losses reported by Piltel and Mabuhay Satellite in 2001 and 2000 were not properly validated which resulted in incorrect amounts of foreign exchange differential. Additionally, foreign exchange gains and losses on certain foreign currency denominated liabilities were not identified.

Debt restructuring

In the financial information previously issued, we incorrectly recorded certain items related to a troubled debt restructuring.

Piltel consolidation

In the financial information previously issued, the losses related to Piltel were understated due to the incorrect allocation of a portion of the losses to the minority interest account.

Minority interest

In the financial information previously issued, we recorded minority interest related to certain entities without converting the financial statements to U.S. GAAP and a debit balance in minority interest of a subsidiary was incorrectly offset against the credit balance of minority interest in other subsidiaries.

Others

Subsequent to the financial information previously issued, as indicated, we made adjustments to additional items primarily related to lease accounting.

Income tax benefit (expense)

Subsequent to the financial information previously issued, we made adjustments to income taxes to conform with the liability method and in relation to other restated amounts.

Reclassifications

Certain accounts were reclassified to conform with U.S. GAAP presentation requirements. These reclassifications did not affect net loss in the years presented. The following items discuss the significant reclassifications that have been made.

a. Discounts and phone kitting fees, which were recorded as operating expenses in the previously filed financial information rather than as deductions against gross revenues. Revenues and costs related to the sale of handsets below acquisition cost to entice subscribers which were previously recorded as marketing expenses rather than as revenues and costs of items sold.

b. Impairment charge related to Piltel’s analog network assets were presented as depreciation expense in the previously issued financial information. Subsequently, the amount was reclassified under asset impairment charges account.

c. In the previously filed financial information, amortization of intangibles was presented as part of interest income and expense rather than as a separate line item as amortization of intangibles.

d. Manpower reduction cost was presented as part of other expenses in the previously filed financial information rather than as a separate item under operating expenses.

e. In the previously filed financial information, certain foreign exchange losses were inappropriately included under interest and other income.

Adjustments related to stockholders’ equity

a. Smart acquisition

In the financial information previously issued, the measurement date used for the Smart acquisition, which closed in March 2000, was incorrect. The adjustment reflects the use of a measurement date for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

b. Opening retained earnings at January 1, 2000

With respect to opening retained equity, we also made adjustments to record certain net foreign exchange loss in the proper period, to adjust deferred income tax, to properly account for certain leases and to reflect proper consolidation.

The effects of these restatements on net loss, per share amounts and stockholders’ equity are provided below.

	2002	2001	2000
	(in millions of pesos)
Net loss, as previously reported	(4,559)	(27,484)	(23,087)
Depreciation:
Smart analog assets	(1,557)	–	–
Mabuhay	(273)	236	(136)
Impairment of Piltel E.O. 109 assets	(1,150)	–	–
Goodwill amortization	402	(1,151)	(863)
Customer lists amortization	(225)	(225)	–
Unrealized foreign exchange loss – net	(55)	(742)	(1,053)
Revenue recognition adjustments	112	(141)	(29)
Debt restructuring	–	(718)	–
Consolidation:
Piltel	(377)	567	(1,823)
Minority interest in net losses (income) of consolidated subsidiaries	(100)	–	416
Others	(63)	(58)	(56)
Deferred income tax benefit (expense)	1,687	1,934	(2,627)
Net loss, as restated	(6,158)	(27,782)	(29,258)

	2002	2001	2000
	(in pesos)
Earnings per common share, as previously reported	(42.60)	(175.08)	(154.34)
Earnings per share impact of restated items:
Depreciation:
Smart analog assets	(9.21)	–	–
Mabuhay	(1.61)	1.40	(0.86)
Impairment of Piltel E.O. 109 assets	(6.80)	–	–
Goodwill amortization	2.37	(6.83)	(5.47)
Customer lists amortization	(1.33)	(1.33)	–
Unrealized foreign exchange loss – net	(0.33)	(4.40)	(6.68)
Revenue recognition adjustments	0.66	(0.84)	(0.18)
Debt restructuring	–	(4.26)	–
Consolidation:
Piltel	(2.23)	3.36	(11.56)
Minority interest in net losses (income) of consolidated subsidiaries	(0.59)	–	2.63
Others	(0.38)	(0.34)	(0.36)
Deferred income tax benefit (expense)	9.97	11.47	(16.66)
Earnings per common share, as restated(1)	(52.08)	(176.85)	(193.48)

(1) Earnings per common share includes the effect of dividends and accretion of preferred stock.

	2002	2001	2000
	(in millions of pesos)
Stockholders’ equity, as previously reported	15,122	21,573	50,558
Adjustments to current year’s net loss	(1,599)	(298)	(6,171)
Adjustments affecting prior years’ net loss	(6,469)	(6,171)	–
Adjustments relating to Smart acquisition and others	7,181	7,190	7,195
Adjustments related to stockholders’ equity as at January 1, 2000	2,178	2,178	2,178
Stockholders’ equity, as restated	16,413	24,472	53,760

The effect of these restatements did not have a significant effect on individual consolidated balance sheet line items previously disclosed except as presented above.

The following tables summarize the effects of the restatement, after giving effect to the reclassifications discussed above, on our consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000.

	As Previously Reported 2002	As Restated 2002
	(in millions of pesos)
Condensed Statements of Operations
Service revenues	80,764	77,761
Cellular handset sales	14,776	14,982
	95,540	92,743
Operating Expenses
Cost of cellular handsets sold	15,981	16,203
Asset impairment charges	10,947	13,279
Selling and promotions	5,640	3,961
Other operating expenses	48,079	47,271
	80,647	80,714
Operating Income	14,893	12,029
Other expenses, net	(16,682)	(16,628)
Loss before income tax, cumulative effect of change in accounting principle and minority interest in net losses (income) of consolidated subsidiaries	(1,789)	(4,599)
Provision for income tax	(3,125)	(1,438)
Minority interest in net losses (income) of consolidated subsidiaries	355	(121)
Net loss	(4,559)	(6,158)

	As Previously Reported 2001	As Restated 2001
	(in millions of pesos)
Condensed Statements of Operations
Service revenues	67,658	67,279
Cellular handset sales	11,470	13,015
	79,128	80,294
Operating Expenses
Cost of cellular handsets sold	13,232	15,179
Asset impairment charges	19,735	19,735
Selling and promotions	3,504	2,887
Other operating expenses	46,599	48,435
	83,070	86,236
Operating Loss	(3,942)	(5,942)
Other expenses, net	(23,385)	(24,248)
Loss before income tax, cumulative effect of change in accounting principle and minority interest in net income of consolidated subsidiaries	(27,327)	(30,190)
Benefit from income tax	636	2,570
Cumulative effect on prior years (up to December 31, 2000) of adopting SFAS No. 133 – net of tax effect	(54)	(54)
Minority interest in net income of consolidated subsidiaries	(739)	(108)
Net loss	(27,484)	(27,782)

	As Previously Reported 2000	As Restated 2000
	(in millions of pesos)
Condensed Statements of Operations
Service revenues	58,213	55,586
Cellular handset sales	3,736	4,762
	61,949	60,348
Operating Expenses
Cost of cellular handsets sold	7,042	6,774
Selling and promotions	3,438	3,078
Other operating expenses	40,024	39,972
	50,504	49,824
Operating Income	11,445	10,524
Other expenses, net	(44,399)	(45,254)
Loss before income tax, cumulative effect of change in accounting principle and minority interest in net losses (income) of consolidated subsidiaries	(32,954)	(34,730)
Benefit from income tax	8,240	5,613
Minority interest in net losses (income) of consolidated subsidiaries	1,627	(141)
Net loss	(23,087)	(29,258)

The following table summarizes the effects of the restatement on stockholders’ equity as of January 1, 2000.

(in millions of pesos)
Piltel consolidation	1,516
Deferred income tax	(539)
Foreign exchange loss – net	753
Minority interest	734
Capital lease	(321)
Others	35
2,178

Changes in U.S. GAAP Information Previously Disclosed

Prior to 2002, our consolidated financial statements included in annual reports on Form 20-F filed with the U.S. SEC were prepared in conformity with accounting principles generally accepted in the Philippines (Philippine GAAP). Philippine GAAP vary in certain significant respects from U.S. GAAP. A description of the significant differences between U.S. GAAP and Philippine GAAP and a reconciliation of such differences in the net loss and stockholders’ equity to U.S. GAAP were disclosed in a note to our previously filed consolidated financial statements. In connection with the preparation of the consolidated balance sheets as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2001, and 2000 in conformity with U.S. GAAP, we identified differences in the U.S. GAAP amounts previously disclosed in 2001 and prior periods. The net loss, stockholders’ equity and earnings per share amounts in conformity with U.S. GAAP as previously disclosed for 2001 and prior periods and the amounts included in our consolidated financial statements prepared in conformity with U.S. GAAP are summarized as follows:

	2001	2000
	(in millions of pesos, except per share amounts)
Net loss
As previously disclosed	(20,739)	(28,984)
Per consolidated financial statements prepared in conformity with U.S. GAAP	(27,782)	(29,258)
Stockholders’ equity at December 31
As previously disclosed	29,050	51,577
Per consolidated financial statements prepared in conformity with U.S. GAAP	24,472	53,760
Basic earnings per common share
As previously disclosed	(135.75)	(191.74)
Per consolidated financial statements prepared in conformity with U.S. GAAP	(176.85)	(193.48)

An explanation of the significant differences between the U.S. GAAP information previously disclosed for 2001 and prior periods and the amounts included in the consolidated financial statements prepared in conformity with U.S. GAAP is provided below.

ACeS International Limited, or AIL

U.S. GAAP information previously disclosed accounted for our investment in AIL on the cost basis. The consolidated financial statements prepared in conformity with U.S. GAAP account for our investment in AIL on the equity basis. As an equity basis investment, we recorded our share of losses in AIL in each period. In addition, we recorded capitalized interest during the periods that construction was in process and adjusted depreciation accordingly. For 2001, we concluded that our investment in AIL was impaired and wrote off the carrying amount of our investment. We based our decision to recognize an impairment charge for AIL on (1) significant negative operating cash flows by AIL, (2) significant levels of debt held by AIL, (3) concerns about the ability of AIL to continue as a going concern and (4) projected cash flows that indicate our investment would not be recovered. See Note 9 - Investments.

ACeS Philippines

U.S. GAAP information previously disclosed did not account for capitalized interest on the construction of the Asia Cellular Satellite System during the construction period. The consolidated financial statements prepared in conformity with U.S. GAAP recognize capitalized interest on the Asia Cellular Satellite System during the construction period and adjusted depreciation accordingly. In 2001, in connection with our impairment analysis of our investment in AIL, we concluded that our investment in the Asia Cellular Satellite System was also impaired. See Note 8 – Property, Plant and Equipment.

Mabuhay Satellite

U.S. GAAP information previously disclosed did not account for capitalized interest on the construction of the Mabuhay Satellite system during the construction period. Also, the financial statements of Mabuhay Satellite and its joint venture investment were prepared using Philippine peso as functional currency. The consolidated financial statements prepared in conformity with U.S. GAAP recognized capitalized interest for the construction of the Mabuhay Satellite system during the construction period and adjusted depreciation accordingly. In addition, we concluded that the functional currency of Mabuhay Satellite and its joint venture investment is the U.S. dollar and adjusted the consolidated financial statements accordingly.

Smart Acquisition

U.S. GAAP information previously disclosed did not account for certain elements of our acquisition of Smart. The consolidated financial statements prepared in conformity with U.S. GAAP recognized unearned revenue related to prepaid cards and different deferred tax amounts at the acquisition date. In addition, in 2001, we revised our estimated useful life of the acquired customer lists based on our analysis of customer churn rates.

Derivatives and Hedging Instruments

U.S. GAAP information previously disclosed for 2001 did not account for derivatives embedded in various contracts. The consolidated financial statements prepared in conformity with U.S. GAAP bifurcated such derivatives and recognized the bifurcated derivatives at fair value at each balance sheet date with changes in fair value recognized in the consolidated statements of operations.

Unilink Communications Corporation, or Unilink

U.S. GAAP information previously disclosed for 2001 and prior periods accounted for our investment in the convertible notes of Unilink, at cost. The consolidated financial statements prepared in conformity with U.S. GAAP recognized an other than temporary decline in the value of such investment in 2001. Unilink’s principal investment is the ownership of 100% of the shares in Philippine Home Cable Holdings, Inc., or Home Cable, the Philippines’ second largest cable television operator. The other than temporary decline in value of investments resulted from the default by Home Cable on certain obligations that were collateralized with Unilink’s ownership interest in Home Cable, uncertainty surrounding the negotiations with Home Cable creditors and the financial condition of Home Cable. See Note 9 - Investments.

Piltel Debt Restructuring

U.S. GAAP information previously disclosed for 2001 and prior periods did not account for the fair value of embedded derivatives that are not clearly and closely related to host financial instruments issued in connection with the restructuring. The consolidated financial statements prepared in conformity with U.S. GAAP, bifurcated such derivatives and recognized the bifurcated derivatives at fair value at each balance sheet date with changes in fair value recognized in the consolidated statements of operations. In addition, the bifurcation of embedded derivatives resulted in changes in the accounting for the host instruments subsequent to the restructuring. See Note 17 - Preferred Stock Subject to Mandatory Redemption.

Accounts Receivable from Philcom Corporation and Philippine Global Communications, Inc., collectively referred to as Philcom

U.S. GAAP information previously disclosed for 2001 and prior periods accounted for accounts receivable from Philcom based on the assumption that Philcom would successfully restructure its liabilities with creditors and equity holders in a manner that would eventually result in the accounts receivable being recovered. The consolidated financial statements prepared in conformity with U.S. GAAP recorded a provision against the accounts receivable from Philcom based on the uncertainty surrounding the negotiations with Philcom’s creditors and equity holders and the financial condition of Philcom.

Revenue Recognition

U.S. GAAP information previously disclosed for 2001 and prior periods accounted for certain incentives provided to dealers and customers as marketing expenses based on the retail value of the incentives. Additionally, certain activation-related revenues were recorded in the incorrect period, instead of the customer relationship period. The consolidated financial statements prepared in conformity with U.S. GAAP account for incentives provided to dealers as adjustments to the price of related products and services, which are recorded based on the cash consideration received and recognized in the period in which services are provided. Activation-related revenues are recognized over the estimated customer relationship period.

Foreign Exchange Gains and Losses

U.S. GAAP information previously disclosed accounted for foreign exchange gains and losses based on the estimated losses of certain subsidiaries. The consolidated financial statements prepared in conformity with U.S. GAAP recognized foreign exchange gains and losses based on actual amounts.

Income Taxes

The consolidated financial statements prepared in conformity with U.S. GAAP account for income taxes in conformity with the liability method and reflect adjustments for the changes referred to above.

5.         Cash and Cash Equivalents

This account consists of:

	2002	2001
	(in millions of pesos)
Cash on hand and in banks	3,151	2,001
Temporary investments	7,823	2,275
	10,974	4,276

Cash in banks earns interest at the prevailing bank deposit rates. Temporary investments are made for varying periods of up to one month depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates.

6.         Accounts Receivable

This account consists of receivables from:

	2002	2001
	(in millions of pesos)
Customers and carriers	27,552	29,462
Others	1,950	4,162
	29,502	33,624
Less allowance for doubtful accounts	12,189	9,024
	17,313	24,600

Movements in the allowance for doubtful accounts during the year are as follows:

	2002	2001	2000
	(in millions of pesos)
Balance at beginning of year	9,024	7,696	8,807
Provision for the year	4,136	3,221	2,929
Write-offs	(971)	(1,893)	(4,040)
Balance at end of year	12,189	9,024	7,696

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

Unbilled receivables of Php848 million and Php933 million in 2002 and 2001, respectively, represent recognized revenue for services rendered to fixed line and wireless subscribers that have not been billed at the date of the balance sheets. The unbilled amounts are billed upon completion of the corresponding subscribers’ billing cycles.

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

In 2002, sale of receivables under the RPD amounted to US$3 million (Php165 million), with resulting losses of US$0.5 million (Php25 million). There was no sale of receivables under the MRPSA in 2002. In 2001 and 2000, sale of receivables under these MRPSA agreements amounted to US$59 million (Php3,029 million) and US$78 million (Php3,914 million), respectively, with resulting losses of US$2 million (Php103 million) in 2001 and US$4 million (Php205 million) in 2000.

7.         Inventories and Supplies

This account consists of:

	2002	2001
	(in millions of pesos)
Spare parts and supplies	2,281	2,342
Terminal and cellular phone units	2,380	2,427
Others	452	848
	5,113	5,617
Less allowance for inventory obsolescence	611	286
	4,502	5,331

Movements in the allowance for inventory obsolescence during the year are as follows:

	2002	2001	2000
	(in millions of pesos)
Balance at beginning of year	286	590	485
Provision for the year	499	211	105
Write-offs	(174)	(515)	–
Balance at end of year	611	286	590

As of December 31, 2002 and 2001, spare parts and supplies issued to various projects are included as part of property under construction shown under Note 8 – Property, Plant and Equipment amounted to Php6,682 million and Php7,008 million, respectively.

8.         Property, Plant and Equipment

This account consists of:

	2002	2001
	(in millions of pesos)
Cable and wire facilities	87,066	74,016
Central office equipment	56,562	70,654
Cellular facilities	20,777	5,100
Communications satellite	27,550	27,700
Vehicles, furniture and other work equipment	19,923	18,232
Buildings	17,528	16,714
Information origination/termination equipment	3,407	2,744
Land and land improvements	2,984	2,891
	235,797	218,051
Less accumulated depreciation	57,879	40,201
	177,918	177,850
Property under construction	17,004	30,767
	194,922	208,617

Interest capitalized for the years ended December 31, 2002, 2001 and 2000 amounted to Php1,344 million, Php2,404 million and Php2,603 million, respectively.

Central office equipment include the following amounts for leases that have been capitalized:

	2002	2001
	(in millions of pesos)
Cost	308	308
Less accumulated depreciation	205	185
	103	123

PLDT’s future minimum payments for capitalized leases were as follows as of December 31, 2002:

(in millions of pesos)
2003	138
2004	217
2005	217
2006	217
2007	223
Total minimum lease payments	1,012
Less amount representing interest	350
Present value of net minimum lease payments	662
Less current maturities	39
Long-term obligations	623

Assets impaired in 2002 and 2001 consist of assets of the wireless segment. When impairment charges are recognized, a new cost basis for the assets is established.

In 2001, Piltel recorded an impairment charge of Php12,938 million on assets with a carrying value of Php13,562 million, which was a result of Piltel’s decision to scale down its Advanced Mobile Phone System, or AMPS, and Code Division Multiple Access System, or CDMA networks, beginning the second half of 2001 due to Piltel’s success in marketing its GSM prepaid service using the GSM network of Smart and the difficulty experienced in sourcing analog/CDMA handsets.

Smart carried out an impairment review on its analog assets in June and December 2001 as a result of declining subscriber numbers, decreasing average revenue per user and the general migration of analog subscribers to GSM service. This resulted in an asset impairment charge of Php2,281 million in June 2001 and Php1,502 million in December 2001 based on the estimated discounted future cash flows from continued use and eventual disposition of these assets. The net book value at December 31, 2001 was Php189 million.

As discussed further in Note 9, ACeS Philippines has experienced less than expected consumer demand for its services. Additionally, ACeS Philippines have significant airtime purchase commitments as discussed in Note 24. Accordingly, we recognized an impairment loss on the assets of ACeS Philippines, primarily the ground station and related facilities, of Php673 million during 2001. The remaining cost basis of these assets were nil as of December 31, 2002 and 2001.

In December 2002, Piltel recognized impairment losses of Php13,204 million in respect of its E.O. 109 limited mobility wireless local loop prepaid assets with a carrying value of Php14,019 million. The impairment of E.O. 109 assets brought down the net book value of these assets to their recoverable value of Php815 million, which was estimated using the discounted future cash flows from the E.O. 109 assets. Cash flows from the E.O. 109 prepaid or limited mobility service were no longer considered in computing the recoverable value of the E.O. 109 assets as Piltel terminated this service in February 2003. Revenues from the E.O. 109 prepaid or limited mobility service, which uses N-AMPS cellular technology, were unfavorably affected by the success of Piltel’s and other cellular operators’ prepaid GSM cellular service.

Under the terms of certain loan agreements, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

9.         Investments

This account consists of:

	2002	2001
	(in millions of pesos)
Investments in shares of stock:
Acquisition cost:
Common	6,598	6,584
Preferred	804	777
	7,402	7,361
Less accumulated equity in net losses of investees	5,743	5,616
Carrying value	1,659	1,745
Investment in debt securities:
Acquisition cost	2,150	2,140
Less accumulated impairment losses	2,052	2,052
Net	98	88
Total	1,757	1,833

	2002	2001
	(in millions of pesos)
Investments in shares of stock:
At equity:
Mabuhay Space Holdings Limited	808	858
Others	31	104
	839	962
At cost:
Stradcom International Holdings, Inc.	616	616
Others	204	167
	820	783
	1,659	1,745

Investment of ACeS Philippines in AIL

As of December 31, 2002, ACeS Philippines has a 20% investment in AIL, a company incorporated under the laws of the island of Bermuda. AIL owns the Garuda I satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its intangible properties, including the Garuda Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various banks signed the Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

As of December 2001, AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL is partly due to the National Service Provider’s inability to generate the amount of revenues originally expected as the growth in subscriber numbers have been significantly lower than budgeted. These factors raise substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized an impairment provision in respect of our investment in AIL and ground station equipment of ACeS Philippines in relation to the business of AIL in 2001.

Total impairment charges relating to AIL amounted to Php3,314 million due to an other than temporary decline in the carrying value of our investment in AIL. Other comprehensive income related to foreign currency translation of AIL of Php1,801 million, will be recorded to operations upon disposal of investment.

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited

On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement with Space Systems/Loral Inc., or SS/L, to form Mabuhay Space Holdings Limited for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. (See Note 25 - Contingencies for the discussion of the arbitration)

Investment of ePLDT in Stradcom International Holdings, Inc.

On May 8, 2001, ePLDT subscribed for 172.8 million shares of convertible preferred stock through a subscription agreement entered into with Stradcom International Holdings, Inc., or Stradcom. Stradcom is a holding company, which owns 100% of Stradcom Corporation. These equity securities do not have a readily determinable fair value.

Stradcom has a ten-year Build, Own and Operate project with the Land Transportation Office for computerized issuance of drivers’ licenses and motor vehicle registrations.

Investments in Debt Securities

Home Cable/Unilink

PLDT’s total investments in convertible notes of Unilink amounted to Php2,052 million as of December 31, 2001. These notes are convertible into shares of common stock of Unilink or Home Cable at the option of the holder, if the law limiting the ownership of cable television systems to Philippine citizens or corporations, which are currently 100%-owned by Philippine citizens, is changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, which is also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan to Home Cable. On December 6, 2001, Home Cable defaulted on the principal and interest payments in respect of certain of its loan obligations. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s shares in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. Home Cable is currently engaged in negotiations with the lenders to restructure its debt.

On the basis of Home Cable’s default on certain of its loan obligations, the uncertainty surrounding the negotiations with its creditors and equity holders, and the financial condition of Home Cable, we provided for a full other than temporary decline in value of our investment totaling to Php2,052 million in 2001.

Due to our employees beneficial trust fund’s ownership of the shares of Mediaquest Holdings, Inc., or Mediaquest, whose primary asset is the ownership of Unilink’s shares, the impairment in value of Unilink also had a significant impact on the value of the retirement fund’s assets.

In June 2003, PLDT assigned and ceded unto the PLDT Beneficial Trust Fund, or BTF, all of its rights, interest and participation in respect of its investment in convertible notes of Unilink with a fair value of zero and effectively for zero consideration under U.S. GAAP. In addition, PLDT also ceded its rights, interest and participation to certain other assets unrelated to Unilink for and in consideration of partial payment of the contributions which PLDT is required to make to the BTF under PLDT’s employee benefit plan.

Summarized Financial Information of Equity Investees

The following table presents summarized financial information in conformity with U.S. GAAP for equity investees with ownership percentage between 20-50% as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000.

	2002	2001
	(in millions of pesos)
Current assets	845	2,188
Noncurrent assets	22,407	23,561
Current liabilities	1,837	4,288
Noncurrent liabilities	11,067	11,561
Total stockholders’ equity	10,348	9,900

	2002	2001	2000
	(in millions of pesos)
Revenues	2,979	343	–
Revenues less cost of revenues	2,347	(15)	–
Operating expenses	2,974	3,052	3,433
Net loss	(40)	(4,638)	(3,722)

10.     Information with Respect to Piltel

Piltel has experienced significant operational and financial difficulties in recent years. On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. On June 27, 2001, we transferred 208 million common shares of Piltel, representing approximately 12.3% of Piltel’s outstanding common shares, to financial advisors of Piltel to settle part of their fees in connection with the debt restructuring. As a result, our ownership of Piltel’s outstanding common stock decreased from 57.6% to approximately 45.3%.

Piltel continues to be treated as a consolidated subsidiary because PLDT has the ability to control Piltel by acquiring a majority ownership interest, in excess of 90%, of Piltel’s common stock through the conversion of Piltel’s preferred shares into common shares. PLDT has no restrictions or costs to exercise the conversion feature. In addition, pursuant to Piltel debt restructuring agreements, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flows from Piltel’s operations fall short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel subsequent to the US$150 million Letter of Support. The undrawn balance under the Letter of Support was US$50 million (approximately Php2,676 million) as of December 31, 2002, US$61 million (approximately Php3,162 million) as of December 31, 2001 and US$102 million (approximately Php5,099 million) as of December 31, 2000 after taking into account PLDT’s investments in Piltel as of and subsequent to March 23, 2000. The continued operations of Piltel as a going concern is dependent upon amounts available to it under the Letter of Support and its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provision of the restructuring agreements as discussed in Note 15 - Long-term Debt. As of December 31, 2002, Piltel had total assets of Php5,694 million and a capital deficiency of Php29,369 million.

Until all amounts owed to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redeem, or distribute in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include amounts owed on Piltel preferred shares owned by PLDT and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm’s-length terms and/or in which the pricing is based on market terms. These restrictions impair Piltel’s ability to transfer funds to PLDT.

In the accompanying U.S. GAAP consolidated financial statements, PLDT’s accumulated deficit of Php66,016 million includes Piltel’s capital deficiency of Php29,369 million as of December 31, 2002 notwithstanding that under Piltel debt restructuring agreements, the amount of financial support that PLDT can still provide to Piltel was limited to US$50 million as of December 31, 2002.

Condensed consolidated balance sheets as of December 31, 2002 and 2001 and consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000 of Piltel included in the consolidated financial statements are as follows:

December 31
2002	2001
(in millions of pesos)
Consolidated Balance Sheets
Current assets	1,017	1,397
Noncurrent assets	4,677	18,232
5,694	19,629

Current liabilities	4,920	4,652
Long-term debt	21,673	20,250
Deferred credits and other noncurrent liabilities	8,470	9,147
Capital deficiency	(29,369)	(14,420)
5,694	19,629

Years Ended December 31
2002	2001	2000
(in millions of pesos)
Consolidated Statements of Operations
Operating revenues	2,035	2,893	3,471
Operating expenses	(15,974)	(20,280)	(7,670)
Other expenses	(1,574)	(3,003)	(4,461)
Net loss	(15,513)	(20,390)	(8,660)

11.     Goodwill and Other Intangible Assets

This account consists of:

	2002	2001
	(in millions of pesos)
Goodwill	23,632	23,632
Customer list	2,705	2,705
	26,337	26,337
Less accumulated amortization	10,276	9,510
	16,061	16,827

Movements in accumulated amortization of goodwill and other intangible assets during the year are as follows (there was no amortization of goodwill in 2002):

	2002	2001	2000
	(in millions of pesos)
Balance at beginning of year	9,510	4,451	250
Amortizations	766	6,177	4,477
Write-offs	–	(1,118)	(276)
Balance at end of year	10,276	9,510	4,451

Based on expected amortization of Php766 million in 2003, the remaining carrying value of the customer list will be fully amortized by December 31, 2003.

We adopted SFAS No. 142 “Goodwill and Other Intangible Assets” on January 1, 2002. Goodwill amortization expense and net loss attributable to common stockholders for the years ended December 31, 2002, 2001 and 2000 follow (we recognized no extraordinary items in those years):

	2002	2001	2000
	(in millions of pesos)
Goodwill amortization	–	4,620	3,464
Loss attributable to common stockholders	(8,807)	(29,827)	(30,507)

In conformity with SFAS No. 142, we have disclosed below the pro forma impact of non-amortization of goodwill for 2001 and 2000, as if goodwill was not amortized during those periods:

	2002	2001	2000
(in millions of pesos, except per share amounts)
Loss attributable to common stockholders	(8,807)	(29,827)	(30,507)
Add back goodwill amortization	–	4,620	3,464

Adjusted loss attributable to common stockholders	(8,807)	(25,207)	(27,043)

Basic earnings per common share	(52.08)	(176.85)	(193.48)
Add back goodwill amortization	–	27.39	21.97

Adjusted basic earnings per common share	(52.08)	(149.46)	(171.51)

Our goodwill is almost entirely related to the wireless business segment due to our acquisition of Smart. We completed our transitional and annual evaluation of the goodwill value in conformity with SFAS No. 142, “Goodwill and Other Intangible Assets,” and consistent with our increase in wireless subscribers and revenues, there is no impairment in the goodwill value.

Smart carried out an impairment review of its analog assets in 2001 as a result of declining subscriber numbers, decreasing average revenue per user and the general migration of analog subscribers to GSM services. In 2001, Smart wrote-off the unamortized intangible assets (customer list) amounting to Php2,077 million relating to analog subscribers.

12.     Other Noncurrent Assets

This account consists of:

	2002	2001
	(in millions of pesos)
Debt issuance costs – net of accumulated amortization	2,494	1,785
Refundable deposits	475	364
Others	2,533	1,627
	5,502	3,776

13.     Accrued Expenses and Other Current Liabilities

This account consists of:

	2002	2001
	(in millions of pesos)
Accrued interest on various loans	2,790	3,124
Accrued taxes and other expenses	2,617	1,439
Accrual for payment for unused sick leave and other employee benefits	1,452	780
Accrued utilities and general expenses	2,888	1,520
Others	2,499	3,175
	12,246	10,038

14.     Notes Payable

This account consists of Philippine peso and U.S. dollar-denominated short-term bank loans and trust receipts at weighted average interest rates of 7.250% and 14.363% at December 31, 2002 and 2001, respectively, for Philippine peso borrowings, and 3.238% and 3.448% at December 31, 2002 and 2001, respectively, for U.S. dollar borrowings.

On April 28, 2003 and May 14, 2003, PLDT issued, at a discount, Php1,600 million and Php400 million One-Year Peso Notes, respectively, under its Php2,000 million Peso Notes program registered with the Philippine SEC.

15.     Long-term Debt

This account consists of outstanding long-term debt of the following:

	2002	2001
	(in millions of pesos)
PLDT	140,387	141,524
Smart	22,891	21,702
Piltel	22,124	21,193
Mabuhay Satellite	5,356	5,623
ePLDT	150	–
MaraTel	42	57
	190,950	190,099
Less current portion	19,627	20,229
	171,323	169,870

The scheduled maturities of outstanding long-term debt as of December 31, 2002 are as follows:

Year	(in million of pesos)
2003	19,627
2004	22,438
2005	28,332
2006	25,941
2007	26,145
2008 and onwards	68,467

PLDT

PLDT’s aggregate outstanding indebtedness is broken down as follows:

Description	2002		2001
	(in millions)
U.S. Dollars
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau	US$437	Php23,265	US$475	Php24,549
Japan Bank for International Cooperation/Co-financing Banks	87	4,657	109	5,653
Others	161	8,575	183	9,441
	685	36,497	767	39,643
Fixed Rate Notes	1,487	79,160	1,427	73,762
Term Loans	172	9,166	290	14,976
	US$2,344	124,823	US$2,484	128,381
Japanese Yen
Term Loans	JP¥15,641	7,019	JP¥23,029	9,048
JBIC OIL	9,760	4,379	–	–
	JP¥25,401	11,398	JP¥23,029	9,048
Philippine Pesos
Peso Fixed Rate Corporate Notes		2,540		2,770
Term Loans		1,626		1,325
		4,166		4,095
		140,387		141,524
Less current portion		11,962		14,274
		Php128,425		Php127,250

The effective average interest rates applicable to the above indebtedness are as follows:

	2002	2001
Dollar-denominated loans	8.3%	8.7%
Yen-denominated loans	1.2%	1.3%
Peso-denominated loans	13.8%	14.5%

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT’s indebtedness.

Kreditanstalt für Wiederaufbau, or KfW, a German state-owned development bank, is our largest single creditor.

On January 25, 2002, PLDT signed two loan agreements with KfW that provided PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. The facility is partially guaranteed by HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$50 million (Php2,644 million) under this facility as of December 31, 2002.

As of December 31, 2002, we owed US$437 million in aggregate principal amount of debt to KfW, as follows:

•         US$329 million provided under various export credit agency-backed facilities, of which US$290 million was in connection with our expansion and service improvement programs and US$39 million in connection with a refinancing facility; and

•         US$108 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$11 million was provided in connection with a refinancing facility.

After giving effect to the anticipated application of the existing refinancing facility, US$39 million of our KfW loans will mature in 2003, US$39 million in 2004, US$82 million in 2005, US$57 million in 2006 and US$220 million in 2007 and onwards. Principal and interest on these loans are generally payable in equal semi-annual installments.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, or JBIC, (formerly the Export-Import Bank of Japan), the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$248 million, US$292 million and US$320 million as of December 31, 2002, 2001 and 2000, respectively. Of the amounts outstanding as of December 31, 2002 under these loans, US$62 million will mature in 2003, US$60 million in 2004, US$49 million in 2005, US$39 million in 2006 and US$38 million in 2007 and onwards.

Fixed Rate Notes

PLDT has nine series of non-amortizing fixed rate notes outstanding as of December 31, 2002, as follows:

Principal Amount	Issue Date	Interest Rate	Maturity

US$62,030,000	June 28, 1996	8.500%	June 30, 2003
US$81,822,000	June 2, 1994	10.625%	June 2, 2004
US$144,385,000	July 31, 1995	9.875%	August 1, 2005
US$175,000,000	June 28, 1996	9.250%	June 30, 2006
US$200,000,000	March 6, 1997	7.850%	March 6, 2007
US$100,000,000	May 2, 2002	10.625%	May 15, 2007
US$175,000,000	April 13,1999	10.500%	April 15,2009
US$250,000,000	May 2, 2002	11.375%	May 15, 2012
US$300,000,000	March 6, 1997	8.350%	March 6, 2017

On May 2, 2002, PLDT issued US$100 million in aggregate principal amount of 10.625% Notes due 2007 and US$250 million in aggregate principal amount of 11.375% Notes due 2012. The net proceeds from the issuance of the Notes were used mainly to (1) repurchase US$63 million in principal amount of our 8.5% Notes due 2003 and US$117 million in principal amount of our 10.625% Notes due 2004 validly tendered by holders in our tender offer, and US$6 million in principal amount of our 10.625% Notes due 2004, and US$6 million in principal amount of our 9.875% Notes due 2005 from the open market, and (2) prepay or repay various loans in the aggregate amount of US$121 million, of which US$53 million (JP¥6,260 million) pertained to the Japanese yen term loan which matured in June 2003 and US$52 million pertained to the US$150 million term loan maturing in December 2003. Loss on extinguishment of debt amounting to Php552 million in 2002 was recorded as expense (included under “Interest expense and other related items”) in the consolidated statement of operations.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer of Smart’s local exchange business to PLDT, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively, approximately US$140 million in aggregate amount was outstanding as of December 31, 2002. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before interest, income tax and depreciation and amortization, or EBITDA, ratio of PLDT on a non-consolidated basis and calculated on the basis of Philippine GAAP is permitted to maintain during the terms of the respective loans. The FMO loan has a final maturity on September 1, 2007, while the EKN and ECGD loans will mature on December 31, 2007.

US$150 Million Term Loan

In connection with PLDT’s fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch, US$52 million of which was outstanding as of December 31, 2002. The outstanding principal amount of this loan is payable at maturity on December 22, 2003 and will be partly refinanced by a multicurrency refinancing facility described below.

JP¥19,807 Million Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, JP¥12,359 million of which was outstanding as of December 31, 2002. This loan has a final maturity on June 18, 2003 and has been partly refinanced by a multicurrency refinancing facility described below.

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC in the total amount of JP¥9,760 million under the Overseas Investment Loan program of JBIC. The loan was drawn on July 31, 2002 and will be repaid on a semi-annual basis beginning March 21, 2005 with final maturity on March 21, 2008.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility, which has been split into two tranches with the first tranche already drawn in June 2003 and the second tranche to be drawn in December 2003, is intended to refinance a portion of the JP¥12,359 million outstanding as of December 31, 2002 under the JP¥19,807 million term loan and a portion of the US$52 million principal amount outstanding as of December 31, 2002 under the US$150 million term loan, both falling due in 2003. The new syndicated facility will be repaid semi-annually beginning June 2004 and will mature in December 2006.

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

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each of the notes is payable semi-annually.

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

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

•         interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings or losses of investees, of not less than 150%, 180% or 200%;

•         total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

•         long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3.0:1;

•         current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

•         debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

•         debt to free cash flow ratio on a non-consolidated basis of not more than 6.0:1 from March 31, 2003 to June 30, 2003, not more than 5.5:1 from September 30, 2003 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 and thereafter.

In addition, some of PLDT’s debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted to exclude Piltel’s debts. These include:

•         long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

•         total debt to EBITDA of not more than 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter; and

•         current ratio ranging from not less than 0.75:1 to not less than 0.9:1.

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

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expense. Interest expense may increase as a result of various factors, including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increases in reference interest rates, and general market conditions. Since approximately 97% of PLDT’s long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of its fixed line business. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants.

We have maintained compliance with all of our financial ratios and restrictive covenants as measured under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our 150% interest coverage and total debt to EBITDA ratios under Philippine GAAP, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT’s covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement has become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT’s loan agreement that requires maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s non-consolidated after-tax net income, excluding equity share in net earnings or losses of investees after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to (y) the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT’s indebtedness outstanding on such calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under this agreement for the 12-month period ended December 31, 2002 was 172% as against the required threshold of not less than 150%.

Under PLDT’s loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net earnings or losses of investees but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT’s indebtedness outstanding on such calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under these agreements for the 12-month period ended December 31, 2002 was 290% as against the required threshold of not less than 180%.

Under PLDT’s loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net earnings or losses of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under these agreements for the 12-month period ended December 31, 2002 was 393% as against the required threshold of not less than 200%.

Non-consolidated total debt to EBITDA is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s total indebtedness (not including amounts payable by PLDT to Piltel under the Letter of Support), to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness, depreciation, amortization and other non-cash charges (including equity in net earnings or losses of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs. As of December 31, 2002, our non-consolidated total debt to EBITDA calculated on the basis of Philippine GAAP was 4.93:1 as against the required threshold of not more than 6.0:1.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock, to (y) the sum of the aggregate par value of all of PLDT’s outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT’s retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT’s telephone plant approved by the NTC. As of December 31, 2002, our non-consolidated long-term indebtedness to appraised value of equity/tangible net worth calculated on the basis of Philippine GAAP was 0.95:1 as against the most restrictive threshold of not more than 1.10:1.

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

Debt service coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan, and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation period plus (3) PLDT’s closing cash balance as of the last day of the calculation date to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date. The first calculation date was on March 31, 2003, where our debt service coverage ratio for the 12-month period ended March 31, 2003 calculated on the basis of Philippine GAAP was 1.36:1 as against the required threshold of not less than 1.10:1.

Debt to free cash flow ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s debt less PLDT’s closing cash balance as of the last day of the calculation period, to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan, and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date. The first calculation date was on March 31, 2003, where our debt to free cash flow ratio for the 12-month period ended March 31, 2003 calculated on the basis of Philippine GAAP was 5.1:1 as against the required threshold of not more than 6.0:1.

Our consolidated long-term debt to appraised value of equity/tangible net worth, consolidated total debt to EBITDA and consolidated current ratios during the year 2002, each to be calculated on the basis of Philippine GAAP, remained within the limits stipulated in the various loan agreements, including the most restrictive current ratio threshold of not less 0.9:1.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including:

•         incurring additional indebtedness;

•         prepaying other debt;

•         making investments;

•         extending loans;

•         extending guarantees or assuming the obligations of other persons;

•         paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

•         disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

•         entering into management contracts providing for the management of its business or operations by a third party;

•         creating any lien or security interest;

•         permitting set off against amounts owed to PLDT;

•         merging or consolidating with any other company;

•         entering into transactions with shareholders and affiliates; and

•         entering into sale and leaseback transactions.

Under the indenture of PLDT’s 10.625% Notes due 2007 and 11.375% Notes due 2012, PLDT is required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT’s ability to: (1) incur debt in the event its ratio of debt to EBITDA calculated on the basis of Philippine GAAP (calculated on a non-consolidated basis based on definitions provided in the same indenture, except in certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5:1 on or prior to December 31, 2003, 5.0:1 from January 1, 2004 to December 31, 2004 and 4.5:1 thereafter, and (2) pay dividends, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain restrictions, these covenants also restrict our ability to sell assets and use the proceeds from sale of these assets.

Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on common stock until December 31, 2004. In addition, under the terms of PLDT’s US$145 million multicurrency term facility agreement and JP¥5,615 million term loan facility agreement, PLDT is restricted from distributing dividends to common stockholders unless (1) no default has occurred which is continuing, and (2) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0:1. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (1) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (2) if after giving effect to such action the current ratio would be less than 1.2:1, or (3) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock, and (3) if a rating agency at such time maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

Under the terms of our JP¥9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT’s stock that would result in NTT Communications holding less than 14.95% of PLDT’s voting stock, we will be required to prepay immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (1) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT, or (2) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart’s GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under both the terms of the US$145 million multicurrency term facility agreement and the terms of our JPY5,615 million term loan, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change in control offer. A change in control is deemed to occur when (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights fall below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock, and (3) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include:

•         cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument. In some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

•         failure by PLDT to meet certain financial ratio covenants referred to above;

•         the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

•         the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

•         the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

•         the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

•         other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

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

Interest on Smart’s dollar-denominated loans is either fixed or based on LIBOR plus premium. These loans are payable in semi-annual installments and have maturities of up to 2007. The peso loans are payable quarterly and accrue interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium and will mature in December 2005 and February 2007 for the Php1,000 million and Php300 million facilities, respectively.

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

Smart’s loan agreements contain certain restrictive covenants requiring Smart to comply with specified financial ratios and other financial tests calculated on the basis of Philippine GAAP at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These defaults under Smart’s loan agreements include:

•         Cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

•         Failure by Smart to comply with certain financial ratio covenants;

•         Any reduction in PLDT’s ownership of Smart’s shares below 51% of the total of each class of Smart’s shares outstanding;

•         Any reduction in First Pacific’s and its affiliates’ collective ownership of PLDT’s common stock below 18% of the total common stock outstanding or 18% of the voting power of the total common stock outstanding; and

•         The occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors’ ability to perform its obligations under an applicable guaranty.

In addition, some of these loan agreements restrict Smart’s ability to enter into transactions with affiliates except on arm’s-length terms and for valuable consideration.

Piltel

Piltel’s long-term debt consists of:

	2002		2001
	(in millions)
Restructured debt
Philippine Pesos
10-year Tranche B		Php2,166		Php2,166
15-year Tranche C		2,166		2,166
15-year Term Notes Facility		293		241
		4,625		4,573
U.S. Dollars
10-year Tranche B	US$33	1,769	US$33	1,717
15-year Tranche C	33	1,768	33	1,717
15-year Conversion Notes Facility	121	6,448	117	6,060
	US$187	9,985	US$183	9,494

Japanese Yen
10-year Tranche B	JPY7,822	3,510	JPY7,822	3,070
15-year Tranche C	7,822	3,510	7,822	3,070
	JPY15,644	7,020	JPY15,644	6,140
Total		21,630		20,207

Unrestructured debt
Philippine Pesos
Banks		–		–
Preferred shareholders		–		107
		–		107
U.S. Dollars
Banks	US$6	331	US$6	322
Convertible bonds	2	120	10	514
	US$8	451	US$16	836
Total		451		943
Liabilities under capital lease		43		43
		22,124		21,193
Less current portion		451		943
		Php21,673		Php20,250

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. Under the terms of the debt restructuring, 50% of Piltel’s debt was cancelled in exchange for Piltel convertible preferred shares, which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See Note 17 – Preferred Stock Subject to Mandatory Redemption for the terms of the PLDT convertible preferred shares.

Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Tranche B Loans	15-Year Tranche C Loans	Term Notes Facility	Conversion Notes Facility
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate (T-Bill Rate) or the average of the 91-day T-Bill Rate and the 90-day Philippine Interbank Offered Rate (PHIBOR), if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London Interbank Offered Rate (LIBOR) for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR for three-month Yen deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the six-month PHIBOR, if six-month PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for three-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Piltel did not comply with the terms of convertible bonds with principal amount of US$2 million (approximately US$2 million redemption price at the option of the holders), and US$6 million of other U.S. dollar-denominated debt.

Piltel is currently in the process of finalizing the terms under which the holder of the US$6 million debt would participate in the debt restructuring.

Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness do not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT.

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

Mabuhay Satellite

Mabuhay Satellite’s long-term debt consists of:

	2002		2001
	(in millions)
U.S. Dollars
Credit Agreement	US$55	Php2,925	US$62	Php3,201
Omnibus Agreement	46	2,431	47	2,422
	101	5,356	109	5,623
Less current portion	18	980	8	425
	US$83	Php4,376	US$101	Php5,198

Credit Agreement

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. On May 8, 2000, Ex-Im Bank agreed to amend the repayment terms of the principal under the Restructuring Agreement. Under the Amendment, the outstanding balance as of the effective date of the Amendment shall be amortized in 13 successive semi-annual installments due on January 15 and July 15 of each year, beginning January 15, 2000. Interest rate remains at 6.6% per annum.

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

As security, Mabuhay Satellite has constituted in favor of the Banks:

•         A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

•         An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and

•         An assignment of the applicable proceeds of insurance to be taken on the satellite system.

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

MaraTel

MaraTel’s long-term debt consists of a Php60 million loan obtained on October 20, 1997 and a
Php19 million loan drawn on July 19, 1999. The Php60 million loan carries an interest rate ranging from 12% to 15% per annum and matures on October 16, 2005, while the Php19 million loan bears a fixed interest rate of 15% per annum and matures on July 30, 2004. As of December 31, 2002, the outstanding balances of these loans totaled Php43 million, of which Php17 million will mature in 2003.

16.     Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	2002	2001
	(in millions of pesos)
Remaining excess of debt forgiven over value of Piltel’s preferred shares (Note 17)	9,417	9,869
Accrued pension cost (Note 20)	3,957	3,536
Advance payment under a receivables purchase facility (Note 6)	2,530	–
Customers’ deposits	2,162	2,453
Accrual of capital expenditures under long-term financing	1,625	6,995
Others (including derivative instruments) (Note 27)	2,817	3,548
	22,508	26,401

17.     Preferred Stock Subject to Mandatory Redemption

On June 4, 2001, PLDT issued 2.7 million shares of Series V Convertible Preferred Stock, 5.1 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58.1 million shares of Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. In addition, in 2002, PLDT issued 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. Upon receipt of tax clearance from the BIR on March 3, 2003, PLDT issued 92,413 more shares of Series VI Convertible Preferred Stock in exchange for 462,065 shares of Piltel Series K Class I, Convertible Preferred Stock. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. For 30 days thereafter, the holders of the mandatorily converted common shares have the option to sell such common shares back to PLDT for Php1,700 per share, US$36.132 per share and JPY4,071.89 per share for Series V, VI and VII, respectively. Due to the foreign currency component of the call option embedded in the Series VI and VII Convertible Preferred Stock, such call options were bifurcated and accounted for separately in conformity with SFAS No. 133, as amended (see Note 27 – Derivatives and Hedging Instruments). The aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock – net of the bifurcated option values – is presented under the “Preferred Stock Subject to Mandatory Redemption” liability account in the consolidated balance sheets.

As of June 4, 2001, the aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock (inclusive of the option values) amounted to Php10,165 million, as determined using an independent party’s valuation model. The difference between this aggregate fair value amount and the Php20,080 million Piltel debt restructured was deferred and included as part of “Deferred Credits and Other Noncurrent Liabilities” in the consolidated balance sheets in conformity with the accounting for troubled debt restructurings, such that no gain was recorded on the restructuring. Thereafter, interest incurred on the remaining restructured debt is recorded as an offset against deferred credits. Total interest incurred related to the restructured debt for the year ended December 31, 2002 and the period from June 4, 2001 to December 31, 2001 amounted to Php758 million and Php497 million, respectively. As of December 31, 2002 and 2001, the deferred credit balance amounted to Php9,417 million and Php9,869 million, respectively, after giving effect to the above interest expense and the additional issuance of 44,187 convertible preferred shares to restructure another Php82 million of Piltel’s debt.

The difference between the aggregate fair value of the Series V, VI and VII Convertible Preferred Stock at issue date (net of the bifurcated option values for Series VI and VII) and the aggregate redemption value is accreted over the period up to the call option date using the effective interest rate method. As of June 4, 2001, the aggregate fair value of the convertible preferred shares – net of bifurcated option values – amounted to Php9,113 million, while the aggregate redemption value amounted to Php19,750 million, resulting to a difference for accretion of Php10,637 million. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged against deficit for the years ended December 31, 2002 and 2001 amounted to Php1,004 million and Php542 million, respectively. During 2002 and 2001, 318,144 shares and 351,019 shares, respectively, of the preferred stocks were converted into PLDT common shares. “Preferred Stock Subject to Mandatory Redemption” amounted to Php10,939 million and Php9,532 million as of December 31, 2002 and 2001, respectively, after reevaluation of Series VI and VII to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. The aggregate redemption value of the outstanding Series V, VI and VII Convertible Preferred Stock amounted to Php20,201 million as of December 31, 2002.

18.     Stockholders’ Equity

The movement of PLDT’s capital stock account excluding preferred stock subject to mandatory redemption follows:

	Preferred Stock - Php10 par value
	Series A to CC	III	IV			Common Stock – Php5 par value
	No. of Shares			Total Preferred Shares	Amount	No. of Shares	Amount
	(in millions)
Authorized				822.5	Php8,225	234	Php1,170
Outstanding
Balances at January 1, 2000	321.9	4.6	36.0	362.5	Php3,625	121.2	Php606
Issuance	31.6	–	–	31.6	316	47.3	237
Conversion	(2.0)	–	–	(2.0)	(20)	–	–
Balances at December 31, 2000	351.5	4.6	36.0	392.1	Php3,921	168.5	Php843

Balances at January 1, 2001	351.5	4.6	36.0	392.1	Php3,921	168.5	Php843
Issuance	23.2	–	–	23.2	232	–	–
Conversion	(2.4)	–	–	(2.4)	(24)	0.4	2
Balances at December 31, 2001	372.3	4.6	36.0	412.9	Php4,129	168.9	Php845

Balances at January 1, 2002	372.3	4.6	36.0	412.9	Php4,129	168.9	Php845
Issuance	36.8	–	7.2	44.0	440	–	–
Conversion	(2.3)			(2.3)	(23)	0.5	2
Redemption	–	–	(7.2)	(7.2)	(72)	–	–
Balances at December 31, 2002	406.8	4.6	36.0	447.4	Php4,474	169.4	Php847

On March 17, 2000, the Philippine SEC approved the increase in authorized capital stock of PLDT from Php9,000 million, divided into two classes, consisting of 783 million shares of serial preferred stock with a par value of Php10 each and 134 million shares of common stock with a par value of Php5 each, to Php9,395 million divided into two classes, consisting of 822 million shares of serial preferred stock with a par value of Php10 each and 234 million shares of common stock with a par value of Php5 each. Out of said increase in capital stock, PLDT issued 35 million shares as consideration and in exchange for the acquisition of the entire issued capital stock of Smart and 12 million shares of stock were subscribed by NTT Communication’s subsidiary for cash (see Note 19 – Related Party Transactions).

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to CC 10% Cumulative Convertible Preferred Stock earn cumulative dividends at an annual rate of 10%. These series of preferred stock are convertible into common stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of PLDT’’s common stock at the PSE over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors, which as of December 31, 2002, is Php5 per share. At PLDT’s option, the Series A to CC 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

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

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. In addition, on February 26, 2002, the Board of Directors designated an additional 15 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the Philippine SEC on March 13, 2002 and July 31, 2002, respectively. The PSE approved the listing of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock on August 14, 2002.

On December 2, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series DD 10% Cumulative Convertible Preferred Stock for issuance throughout 2003 and an additional 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the Philippine SEC on January 30, 2003. In an earlier letter dated October 24, 2002, PSE allowed PLDT to utilize 24,287,455 unissued preferred shares remaining listed with the PSE in order to cover the issuance requirement of the other series under PLDT’s Subscriber Investment Plan. The issuance requirement for the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock will be taken from the said remaining listed and unissued preferred shares.

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

Accumulated Deficit

The most recent dividend declaration made by PLDT in respect of its common shares was in March 2001. PLDT continues to pay dividends in respect of its preferred shares. The current policy of PLDT is to determine its ability to declare and pay dividends taking into consideration the interest of its shareholders as well as PLDT’s working capital, capital expenditures and debt servicing requirements. Also taken into account are the prohibitions and restrictions under certain of PLDT’s debt instruments with respect to declaration and payment of dividends. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The statutory unappropriated retained earnings balance of PLDT determined under Philippine GAAP as of December 31, 2002 which is available for distribution as dividends amounted to Php29,251 million.

19.              Related Party Transactions

Companies within the PLDT Group are engaged in transactions with each other in the ordinary course of business. We believe that the terms of these transactions are comparable with those available to unrelated parties.

Transactions with/between Related Parties

Telecommunications Services Provided within PLDT Group

Telecommunications carriers within the PLDT Group (namely, PLDT, Smart, Piltel, Clark Telecom, Subic Telecom, MaraTel and PLDT Global) have existing intercompany agreements, such as interconnection agreements with one another under terms similar with those agreed with other telecommunications providers outside the PLDT Group (see Note 29 - Other Matters). Each of these carriers recognizes revenues, net of interconnection charges, for calls terminating with the customer of the other carriers.

Facilities Management Agreement between PLDT and Piltel

On July 19, 2001, PLDT entered into a Facilities Management Agreement with Piltel under which PLDT undertakes the management, operation and maintenance of Piltel’s regional telecommunication and E.O. 109, network operations and services, including E.O. 109 fixed line build-out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel’s regional telecommunication services in Baguio, Puerto Princesa, Masbate, and Boac and E.O. 109 services in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah.

Under the agreement, PLDT also undertakes the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel’s regional telecommunication services in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% is applied. All third party invoices are passed on to Piltel at cost, including value-added tax.

The agreement supersedes the Facilities Management Agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate. The new agreement is effective for three years from July 2001 to July 2004.

Total management fees under these agreements amounted to Php84 million, Php72 million and Php36 million for the years ended December 31, 2002, 2001 and 2000, respectively. Outstanding receivables of PLDT under these agreements amounted to Php258 million and Php174 million as of December 31, 2002 and 2001, respectively. These amounts were eliminated in the consolidated balance sheets.

Facilities Management Agreement between Subic Telecom and Piltel

On September 5, 2001, Piltel and Subic Telecom entered into a Facilities Management Agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% is applied. In addition, Piltel pays a monthly variable cost per account in the amount of Php44.00 for repairs and maintenance. All third party invoices are passed on to Piltel at cost, including value-added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Total management fees under this agreement amounted to Php22 million, Php26 million and Php45 million for the years ended December 31, 2002, 2001 and 2000, respectively. The new agreement is effective for three years until September 2004. Outstanding receivables of Subic Telecom under this agreement amounted to Php2 million and Php12 million as of December 31, 2002 and 2001, respectively. These amounts were eliminated in the consolidated balance sheets.

Agreements between Smart and Piltel

In connection with the integration of their operations, Smart and Piltel have entered into the following agreements:

An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of Php45,000 per shared site per month, subject to a 10% annual increase;

An agreement whereby Smart manages the operation of Piltel’s cellular and paging systems. This agreement is divided into three sub-agreements as follows:

•         A Facilities Management Agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel’s existing cellular and paging systems. Piltel pays Smart a fixed monthly fee of Php4 million and a variable monthly fee of Php13,735 per site covered by the agreement. Additional fees of Php186,878 per month and Php624 per site per month are payable at the end of each calendar year upon rendition of the services in conformity with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel’s prepaid wireless telecommunications network in the E.O. 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

•         A Customer Service Management Agreement under which Piltel outsources the operation of its customer service and billing functions for its cellular and paging systems to Smart for a fixed monthly fee of Php9 million and a variable cost of Php57, Php17 and Php25 per postpaid, prepaid cellular and paging subscriber, respectively. An additional fee of Php399,926 per month and Php1 per postpaid subscriber per month is payable at the end of each calendar year upon rendition of the services in conformity with the agreement; and

•         An Administrative Support and Management Services Agreement under which Piltel pays a fixed monthly fee of Php8 million. An additional fee of Php353,764 per month is payable at the end of each calendar year upon rendition of the services in conformity with the agreement.

Total fees under these management agreements amounted to Php661 million, Php540 million and Php124 million for the years ended December 31, 2002, 2001 and 2000, respectively. Under these agreements, outstanding receivables of Smart amounted to Php569 million as of December 31, 2002 and its outstanding obligations as of December 31, 2001 amounted to Php78 million.

In addition, Smart also entered into a Facilities Service Agreement with Piltel under which Piltel accesses Smart’s existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel’s revenues, net of interconnection expenses. Total facility fees under this agreement amounted to Php2,494 million, Php1,852 million and Php460 million for the years ended December 31, 2002, 2001 and 2000, respectively. Outstanding receivables of Smart under this agreement amounted to Php247 million and Php1,815 million as of December 2002 and 2001, respectively. These amounts were eliminated in the consolidated balance sheets.

Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement, or ATPA with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on the commercial operations date, which has been set as January 1, 2002. In the event PT Asia Cellular Satellite’s billing revenues are less than US$45 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten year term of the agreement.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite on March 12, 1997, under which PLDT may:

•         authorize distributors to resell ACeS services in the Philippines upon prior approval from PT Asia Cellular Satellite; and

•         appoint agents to solicit and bill PLDT’s or its authorized distributors’ subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to AIL all of PT Asia Cellular Satellite’s rights under the Founder NSP Air time Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Air time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Air time Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL, P.T. Bank Internasional Indonesia and various other banks.

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

Transactions with Major Stockholders, Directors and Officers

Transactions between PLDT or its subsidiary and a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT, who has a direct or indirect material interest in PLDT or its subsidiary, as of and for the years ended December 31, 2002, 2001 and 2000 are as follows:

a.      Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000. Total fees under this agreement amounted to Php207 million, Php248 million and Php117 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001 outstanding obligations of PLDT amounted to Php32 million and Php39 million, respectively.

•         Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. Total fees under this agreement which were all fully paid, amounted to Php65 million, Php107 million and Php35 million for the years ended December 31, 2002, 2001 and 2000, respectively.

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. Global coordination fees to NTT Communications based on certain percentage of revenues derived from Arcstar products and services amounted to Php14 million, Php7 million and Php1 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001, outstanding obligation of PLDT amounted to Php3 million and Php1 million, respectively.

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. Total fees under this agreement amounted to Php3 million and Php0.4 million for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, outstanding obligation of PLDT amounted to Php0.6 million and Php0.3 million, respectively.

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

20.     Employees’ Benefit Plan

PLDT

PLDT has a trustee-managed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

In conformity with SFAS No.132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits,” the following table sets forth the Plan’s funded status and pension amounts recognized as of December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(in millions of pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	6,637	9,264	9,862
Service cost	452	697	713
Interest cost	794	1,108	1,086
Benefits paid	(495)	(669)	(969)
Actuarial loss (gain)	596	(3,763)	(1,428)
Benefit obligation at end of year	7,984	6,637	9,264

Change in Plan assets:
Fair value of Plan assets at beginning of year	2,781	5,007	5,450
Actual return on Plan assets	159	(1,898)	(100)
Employer’s contribution	470	341	626
Benefits paid	(495)	(669)	(969)
Fair value of Plan assets at end of year	2,915	2,781	5,007
Funded status	(5,069)	(3,856)	(4,257)
Unrealized net transition obligation	275	289	302
Unrecognized net actuarial loss	837	31	1,245
Accrued benefit cost	(3,957)	(3,536)	(2,710)
Components of net periodic benefit cost:
Service cost	452	697	713
Interest cost	794	1,108	1,086
Expected return on Plan assets	(369)	(665)	(595)
Amortization of:
Unrecognized net transition obligation	14	14	13
Unrecognized net loss	–	14	48
Net periodic benefit cost	891	1,168	1,265

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as of December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Weighted average assumptions:
Discount rate	9%	12%	12%
Expected return on Plan assets	8%	12%	12%
Rate of compensation increase	9%	10%	12%

Smart

Smart has a trustee-managed, tax-qualified Provident Plan providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member’s Personal Retirement Account, or PRA, a percentage of such member’s monthly salary. The member has an option to contribute to the Provident Fund an amount not to exceed 25% of the member’s monthly salary, which are credited to each member’s PRA; however, very few members contribute. Net earnings of the Provident Fund are credited every six months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as of the end of the preceding period. Smart, not the participating employees, bears all risk of loss associated with the investment of the funds assets.

Any benefit payable under this Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay its employees under existing or future laws, employment contracts or collective bargaining agreements, it being understood that the employee shall be entitled only to the higher of the benefits and not to both.

The following are the minimum additional disclosures required by SFAS No. 132:

	2002	2001	2000*
	(in millions of pesos)
Change in benefit obligation:
Benefit obligation at beginning of the period	125	79	55
Service cost	45	32	14
Interest cost	12	8	4
Benefits paid	(1)	–	–
Actuarial loss (gain)	(22)	6	6
Benefit obligation at end of the period	159	125	79
Change in plan assets:
Fair value of Plan assets at beginning of the period	119	80	63
Actual return on Plan assets	25	11	(1)
Employer’s contribution	54	28	18
Benefits paid	(1)	–	–
Fair value of Plan assets at end of the period	197	119	80

Funded status	38	(6)	1
Unrecognized net transition obligation	(7)	(7)	(8)
Unrecognized net actuarial loss (gain)	(23)	10	3
Prepaid (accrued) benefit cost	8	(3)	(4)
Components of net periodic benefit cost:
Service cost	45	32	14
Interest cost	12	8	4
Expected return on plan assets	(14)	(10)	(5)
Net periodic benefit cost	43	30	13

* From March 24, 2000, date of PLDT’s acquisition of Smart.

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as of December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Weighted average assumptions:
Discount rate	10%	10%	10%
Expected return on Plan assets	10%	10%	10%
Rate of compensation increase	9%	10%	10%

21.     Other Expenses

This account consists of:

	2002	2001	2000
	(in millions of pesos)
Foreign exchange losses - net	5,878	4,467	32,188
Loss (gain) from derivative transactions (Note 27)	(603)	42	–
Provision for decline in value of investment (Note 9)	–	2,052	–
	5,275	6,561	32,188

22.     Income Taxes

The net current and noncurrent components of deferred income tax recognized in the consolidated balance sheets follow:

	2002	2001
	(in millions of pesos)
Net current deferred tax assets	5,045	3,578
Net noncurrent deferred tax assets	11,163	13,479

The components of the consolidated net deferred tax assets and liabilities are as follows:

	2002	2001
	(in millions of pesos)
Current assets:
NOLCO	9,705	9,064
Allowance for doubtful accounts	3,901	2,888
Unearned revenues	1,003	1,084
Allowance for inventory obsolescence	196	92
Unrealized losses on financial instruments	58	96
Others	179	154
Current liabilities:
Unrealized gain on financial instruments	(17)	(26)
	15,025	13,352
Less valuation allowance	9,980	9,774
Net current assets	5,045	3,578

Noncurrent assets:
Asset impairment
6,215	1,209
Accelerated depreciation	879	461
Pre-operating expenses	443	524
Accrued pension cost	1,266	1,132
Investments written off	205	205
Unrealized losses on financial instruments	152	119
Deferred credits	3,013	3,158
Unrealized foreign exchange losses and others	14,852	18,157
	27,025	24,965
Less valuation allowance	8,652	3,393
	18,373	21,572
Noncurrent liabilities:
Interest charges capitalized, net of amortization	(5,921)	(5,991)
Taxes and duties capitalized, net of amortization	(711)	(776)
Customer lists intangible	(245)	(490)
Unrealized gain on financial instruments	–	(1)
Undistributed earnings of a subsidiary	(333)	(835)
	(7,210)	(8,093)
Net noncurrent assets	11,163	13,479

Provision for (benefit from) income tax consists of:

	2002	2001	2000
	(in millions of pesos)
Current	589	876	1,736
Deferred	849	(3,446)	(7,349)
	1,438	(2,570)	(5,613)

Mabuhay Satellite and Subic Telecom were registered as Subic Bay Freeport Enterprises and Clark Telecom was also registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

Smart is registered with the Philippine Board of Investments, or BOI, under the Omnibus Investments Code of 1987 as a preferred non-pioneer enterprise for the operation of the IGF and CMTS services. As such, Smart was entitled to certain tax and non-tax incentives, including an income tax holiday for a period of three years up to August 2000. On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to enjoy a three-year tax holiday up to May 2004. The tax incentive is availed on the basis of incremental income generated from the said expansion project. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. In this case, the tax incentive is availed for the entire taxable income of the project.

Deferred income tax assets and liabilities relating to Smart have been recorded using rates reflective of the rates expected to apply to each temporary difference.

On December 22, 2000, the BOI approved ePLDT’s registration as a new IT service firm in the field of services related to Internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001 or actual start of commercial operations, whichever comes first.

The balance of NOLCO as of December 31, 2002 may be used by the particular entities that incurred the losses as deductions against future taxable income.

Year Incurred	Expiry	Amount
		(in millions of pesos)
2000	2003	4,537
2001	2004	16,770
2002	2005	9,021
Total NOLCO		30,328

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax follows:

	2002	2001	2000
	(in millions of pesos)
Provision at statutory tax rate	(1,472)	(9,661)	(11,114)
Tax effects of:
Results of operations subject to income tax holiday	(2,405)	(724)	398
Tax exempt income and non-deductible expenses	(253)	(22)	(2)
Foreign exchange loss not deductible	203	44	–
Tax rate differences	(117)	(127)	(93)
Equity in net losses of investees	41	1,366	288
Goodwill amortization	–	1,527	1,149
Provision for impairment in value of investment	–	451	–
Others - net	(23)	(33)	89
Changes in valuation allowance	5,464	4,609	3,672
Actual provision for (benefit from) income tax	1,438	(2,570)	(5,613)

23.     Earnings Per Common Share

The following table presents information necessary to calculate the earnings per share:

	2002	2001	2000
	(in millions of pesos)
Net loss before cumulative effect of change in accounting principle	(6,158)	(27,728)	(29,258)
Cumulative effect of change in accounting principle	–	(54)	–
Dividends on preferred stock	(1,645)	(1,503)	(1,249)
Accretion to redemption value of Preferred Stock subject to mandatory redemption	(1,004)	(542)	–
Loss attributable to common stockholders	(8,807)	(29,827)	(30,507)
	(in thousand shares)
Outstanding common shares, beginning	168,895	168,498	121,173
Weighted average effect of issuance of common shares during the year	200	162	36,504
Weighted average number of common shares, end	169,095	168,660	157,677
Earnings per common share		(in pesos)
Basic and diluted earnings per common share before cumulative effect of change in accounting principle	(52.08)	(176.53)	(193.48)
Cumulative effect of change in accounting principle	–	(0.32)	–
Basic and diluted earnings per common share	(52.08)	(176.85)	(193.48)

The computations of diluted earnings per common share were anti-dilutive for the years ended December 31, 2002, 2001 and 2000; therefore, the amounts reported for basic and diluted earnings per common share were the same.

24.     Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as of December 31, 2002:

	Long-term debt	Long-term lease obligations	Unconditional purchase obligations (1)	Other long-term obligations	Total
Year	(in millions of pesos)
2003	19,627	847	224	–	20,698
2004	22,438	827	1,145	–	24,410
2005	28,332	718	1,080	–	30,130
2006	25,941	492	1,080	–	27,513
2007	26,145	413	1,075	–	27,633
2008 and onwards	68,467	579	5,325	20,201	94,572
Total	190,950	3,876	9,929	20,201	224,956

(1)     Under the ATPA with AIL, the amount disclosed in the table above for payments due within one year reflects a reduction in PLDT’s required payments agreed under the Standstill Agreement, while the amounts disclosed for payments due from 2 years onwards are based on the original ATPA. The parties of the Standstill Agreement have also agreed to negotiate in good faith and use their best efforts to reach an agreement on revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

Long-term Debt Obligations

For discussion of our long-term debt obligations, see Note 15 - Long-term Debt.

Long-term Lease Obligations

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of December 31, 2002 and 2001, the aggregate remaining obligation was approximately Php1,013 million and Php1,049 million, respectively. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network, or DFON, Submerged Plant Agreement. As discussed in Note 19 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and related services for the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. Under this agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of December 31, 2002 and 2001, the aggregate remaining obligation was approximately Php336 million and Php434 million, respectively.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As of December 31, 2002 and 2001, the aggregate remaining obligation was approximately Php149 million and Php162 million, respectively.

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

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. As discussed in Note 19 – Related Party Transactions, PLDT entered into a Founder NSP Air Time Purchase Agreement, or ATPA, with AIL in March 1997, which was amended in December 1998, under which PLDT is granted the exclusive right to sell AIL services in the Philippines. In exchange, PLDT is required to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of the satellite’s commercial operations. In the event AIL aggregate billing revenues is less than US$45 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

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

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$1.18 million, which was subsequently reduced to US$0.9 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million for the first year and US$0.3 million in each year thereafter. As of December 31, 2002 and 2001, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php79 million and Php196 million, respectively.

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote Very Small Aperture Terminal, or VSAT, network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 17 – Preferred Stock Subject to Mandatory Redemption, on June 4, 2001, PLDT issued a total of 2.7 million shares of Series V Convertible Preferred Stock, 5.1 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58.1 million shares of Series K Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel.

As of December 31, 2002, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock were converted to PLDT common shares. As of December 31, 2002, PLDT had 2.6 million Series V Convertible Preferred Stock, 4.6 million Series VI Convertible Preferred Stock and 3.8 million Series VII Convertible Preferred Stock issued and outstanding. The aggregate redemption value of the outstanding shares as of December 31, 2002 is Php20,201 million, of which Php13,181 million is payable on June 4, 2008 and Php7,020 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is Php2,968 million, based on the market price of PLDT’s common stock of Php270 per share as of December 31, 2002.

Commercial Commitments

As of December 31, 2002 and 2001, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,610 million and Php3,201 million, respectively. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM cellular network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM cellular network. Under this MPO, the unavailed portion as of December 31, 2002 and 2001 amounted to US$107 million and US$114 million, respectively. In addition, on May 30, 2003, Smart entered into a Technical Support Services Order with Nokia (Philippines), Inc. in the amount of US$8 million.

25.     Contingencies

PLDT

NTC supervision and regulation fees, or SRF. On various dates in 1988, NTC served various assessment notices and demands for payment of SRF pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act (PSA). PLDT protested said assessments and demands for payment on the grounds that (a) all assessments under Section 40 (e) of the PSA should legally be based on the par value of a corporate utility operator’s outstanding capital stock, exclusive of capital in excess of par value; (b) the assessment were being levied to raise revenues and not as mere reimbursements for actual regulatory expenses in violation of the doctrine in PLDT vs. PSC, 66 SCRA 341 (1975); (c) NTC had no authority to compel PLDT’s payment of the administrative fees under Section 40 (f) of the PSA for the increase of PLDT’s authorized capital stock, since NTC did not render any supervisory or regulatory activity nor incur any expenses in relation to such corporate act; and (d) NTC had no authority to increase the rates of the administrative fees under Section 40 of the PSA from Php0.20 to Php0.50 per Php100 of the capital stock pursuant to Batas Pambansa, or B.P., 325 since the latter legislation was of general application and thus, could not have legally or validly amended a special law such as the PSA.

After exhausting all available administrative remedies with the NTC, PLDT filed an appeal via a Petition for Certiorari with Prayer for Temporary Restraining Order and/or Preliminary Injunction with the Court of Appeals, or CA. The CA promulgated its decision which, in the main, held that (a) the annual SRF should be assessed on the basis of the par value of the subscribed or paid-up capital stock of PLDT, exclusive of capital in excess of par value; (b) the NTC is legally authorized to collect the administrative fees under Section 40 (f) of the PSA even if it renders or performs no regulatory service or incurs no expense whatsoever in approving PLDT’s increase in authorized capital stock; and (c) the fees under Section 40 (e) and (f) of the PSA should be computed at the rate of Php0.50 per Php100, or a fraction thereof pursuant to B.P. 325 instead of only Php0.20 per Php100 or fraction thereof under the PSA.

In an appeal to the Supreme Court, or SC, PLDT questioned the CA decision (a) that the NTC can validly collect fees even in the absence of any regulatory services performed, and (b) upholding the validity of the increase in the rate of fee under Section 40 (e) of the PSA to Php0.50 from Php0.20 per Php100 or a fraction thereof of the capital stock. NTC, on the other hand, questioned the basis for the SRF assessment, which was determined by the CA to be the par value of the subscribed capital stock exclusive of capital in excess of par value.

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

In a case entitled PLDT vs. the City of Davao, on August 22, 2001, the SC denied PLDT’s Petition for Review on Certiorari and affirmed the decision of the Davao City Regional Trial Court upholding the assessment of local franchise tax in the amount of Php4 million for the year 1999 and denying PLDT’s claim for a refund of erroneously paid franchise tax for the year 1997 and the first to the third quarters of 1998. The SC held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, the issue is whether, after the withdrawal of PLDT’s exemption under the Local Government Code, PLDT again became entitled to the exemption by virtue of Section 23 of Republic Act No. 7925. The SC ruled that PLDT is not entitled to this exemption, and cited rules in statutory construction holding that tax exemptions are highly disfavored, and that legislative intent must be ascertained from a consideration of the statute as a whole and not merely of a particular provision. The decision stated that the term “exemption” in Section 23 is too general and it does not appear that, in approving Section 23 of Republic Act No. 7925, Congress intended it to operate as a blanket tax exemption to all telecommunication entities. As such, the SC held that Section 23 of the Republic Act No. 7925 cannot be considered as having amended PLDT’s franchise so as to entitle it to exemption from local franchise tax. On October 1, 2001, PLDT filed a Motion for Reconsideration of the SC decision and a Motion to Refer the case to the Court En Banc and for Oral Arguments. The SC’s Second Division granted the Motion to Refer the Case to the Court En Banc, which referral was thereafter accepted by the SC En Banc. The Oral Arguments were held on January 21, 2003 and both parties submitted their Memorandum whereupon the Motion for Reconsideration was deemed submitted for resolution. On March 25, 2003, the Supreme Court decided by a 9-to-5 vote to deny PLDT’s Motion for Reconsideration and affirmed the franchise tax assessment of Davao City in the amount of Php4 million. Subsequently, PLDT paid the Davao City government franchise taxes covering the period 1999 to 2003, including the Php4 million, but is seeking reconsideration of the surcharges and interests of about Php10 million imposed by the Davao city government. PLDT believes that although the Supreme Court decision would constitute a precedent, this will not automatically result in the termination of the other pending local franchise tax cases with the courts rendering a decision adverse to us and PLDT will pursue all legal remedies with regard to all pending cases.

On August 8, 2001, PLDT received a decision, dated July 16, 2001, on its petition filed with a Regional Trial Court of the City of Makati appealing the denial of PLDT’s protest of the assessments for local franchise taxes in the aggregate amount of Php595 million for the years 1992 to 1994 and Php1,100 million for the last three quarters of 1995 up to 1998. This decision ordered PLDT to:

•         submit its audited financial statements showing its gross receipts for the period from October to December 31, 1992, 1993, 1994, 1995, 1996, 1997 and 1998, so that the City of Makati can make the proper assessment of the tax due;

•         pay the City of Makati the sum equivalent to 0.5% of the total gross receipts realized during the period October 1 to December 31, 1992, 1993, 1994, 1995, 1996, 1997 and 1998 after determination of PLDT’s annual gross receipts for the subject years; and

•         henceforth pay its franchise and business taxes pursuant to Section 137 of Republic Act No. 7160.

PLDT filed an appeal with the SC on September 20, 2001. In its appeal, PLDT argued, among other things, that:

•         The right of the City of Makati to assess PLDT for any alleged deficiency in franchise tax for the years 1992 to 1994 in the approximate amount of Php595 million has prescribed because the Local Government Code provides for a period of five years within which an assessment can be made by the local government unit and the City of Makati assessed these alleged taxes against PLDT only on May 24, 1999;

•         PLDT is exempt from local franchise and business taxes by virtue of the equality of treatment clause under the Public Telecommunications Policy Act as confirmed by the Department of Finance through the Bureau of Local Government Finance and is not therefore liable to pay the City of Makati deficiency tax for the years 1995 to 1998 in the amount approximately Php1,100 million; and

•         Assuming (without admitting) that PLDT is liable to pay the franchise tax, the approximate Php1,684 million total assessment is erroneous as it was based on PLDT’s total annual gross receipts derived from its overall business operations, while the Local Government Code provides that the franchise tax which can be imposed by the local government unit shall be based on the annual gross receipts derived from within the taxing local government unit territory or, in this case, from the operations of PLDT within the City of Makati only.

In a resolution dated October 22, 2001, the SC remanded the case to the CA. As required by the CA, the City of Makati has filed its Comment and PLDT has filed its Reply to the Comment. On August 21, 2002, the CA suspended further proceedings in the case until the SC resolved the similar issues raised in the City of Davao case discussed above.

On April 28, 2003, the City of Makati filed a Motion to Resolve the Case citing the decision of the Supreme Court resolving PLDT’s Motion for Reconsideration. On July 15, 2003, the Court of Appeals issued a decision modifying the decision of the Regional Trial Court in respect of the assessment made by the City of Makati for the years 1992 to 1994. The Court of Appeals ruled that the City of Makati cannot impose franchise tax while it was still a municipality. In its decision, the Court of Appeals held that PLDT is not liable to pay Makati City franchise tax for the period from 1992 to 1994 since, during that period, a municipality was not empowered to impose franchise tax. However, the Court of Appeals upheld the right of Makati City to impose franchise tax starting the year 1995, when it became a city. This decision ordered PLDT to:

•         submit its audited financial statements showing its gross annual receipts for the years 1995, 1996, 1997 and 1998;

•         pay the City of Makati the amount of the tax due, after arriving at the proper assessment; and

•         henceforth pay its franchise tax pursuant to Section 137 for the Local Government Code

PLDT intends to further appeal the issue of liability of PLDT for franchise tax to the Supreme Court.

PLDT is also protesting the assessment by the City of Makati of a franchise tax deficiency for 1999 in the amount of Php298 million. On February 26, 2001, PLDT filed a petition in the Regional Trial Court of Makati City to compel the Office of the Makati City Treasurer and the Makati City Law Department to act on PLDT’s protest of the assessed franchise tax deficiency for 1999. This case was suspended pending the review by the CA of the decision of the Makati City Regional Trial Court in the action in respect of the 1992 to 1998 assessments described above. The suspension was lifted on June 23, 2003 and pre-trial was set on August 26, 2003.

On December 7, 2001, another case was filed by PLDT against the City of Makati protesting the assessment of local franchise and business taxes for the year 2000 in the amount of Php307 million. The pre-trial, originally scheduled on May 19, 2003, was postponed until August 18, 2003.

On April 16, 2002, another case was filed by PLDT against the City of Manila protesting the assessment of local franchise and business taxes in the amount of Php2,228 million for the period covering 1997, 1998, 1999, 2000 and 2001, inclusive of penalties and interests. PLDT filed a motion to suspend proceedings on March 10, 2003 pending the resolution by the SC of the City of Davao case discussed below. The City of Manila submitted its comments and oppositions on PLDT’s motion to suspend the proceedings on March 21, 2003 and the motion is now deemed submitted for resolution.

PLDT has filed other cases pertaining to the assessments made by other local government units, however, these cases involve amounts significantly lower than the assessments in the cases against the City of Makati and the City of Manila. Some of these cases are pending decision by the respective regional trial courts. In each of the other cases in which an unfavorable decision has been rendered by the lower courts against PLDT, PLDT has filed a Petition for Review with the SC.

PLDT is also a respondent in a case filed by the Province of Pangasinan with the CA. On September 12, 2001, the CA reversed the decision of the Regional Trial Court of Lingayen, Pangasinan and held that PLDT is exempt from the payment of the local franchise and business taxes. The CA denied the Motion for Extension of Time to file a Motion for Reconsideration of the decision of the Regional Trial Court filed by the Province of Pangasinan and also denied the Motion for Reconsideration of the Court of Appeals’ denial of the Motion for Extension of Time. On April 26, 2002, the Province of Pangasinan filed a Petition for Certiorari seeking to, among other things, set aside the decision of the CA in respect of the Motion for Extension of Time to file a Motion for Reconsideration and affirm the decision of the Regional Trial Court of Lingayen. On May 29, 2002, the SC denied this petition on the ground that “the petition is evidently used as a substitute for the lost remedy of appeal” and the Province of Pangasinan filed a Motion for Reconsideration. The Motion for Reconsideration of the SC resolution filed by the Province of Pangasinan was denied with finality on June 26, 2002.

Similarly, in a case filed by PLDT against the City of Cebu, the Regional Trial Court declared PLDT exempt from payment of local franchise tax and granted PLDT’s claim for refund. This decision became final on July 6, 2001, however, the City of Cebu filed a Petition for Relief of Judgment with a prayer for preliminary injunction, citing the SC’s decision in the Davao case.

In addition, we have received assessments for local business and franchise taxes in the aggregate amount of Php24 million, all of which are under administrative protest.

As of June 30, 2003, the aggregate amount claimed by the plaintiffs in these lawsuits was Php4,834 million with respect to PLDT and Php313 million with respect to Smart. We believe that in the event these lawsuits are decided against us, our potential liability is likely to be significantly lower than the amounts claimed by the plaintiffs.

Smart

NTC SRF. Smart has been paying under protest the SRF assessed by the NTC. On September 27, 2001, Smart paid the amount of Php86 million representing SRF for 2001. On September 30, 2002, Smart paid the amount of Php114 million representing SRF for 2002.

The above amounts and all other assessments for SRF in the past were paid under protest as Smart believes that the same are exorbitant and unreasonable and contrary to Section 5(g) of Republic Act No. 7925. Republic Act No. 7925 states that the NTC should impose only reasonable fees and charges as may be necessary to cover reasonable costs and expenses for the regulation and supervision of the operation of the telecommunications entities.

In its protest, Smart also cited the decision of the CA in the case of ICC Corporation vs. NTC (CA-GR SP No. 45-100, September 30, 1999) which held that: “In the guise of taxation, respondent NTC has in fact arrogated upon itself the power to tax an entity, which it is not authorized by law to do, thereby exceeding its lawful jurisdiction and/or acting with grave abuse of discretion. That respondent NTC has been generating income from the collection of fees from telecommunication entities in the guise of regulation is evident and that the NTC is not classified as tax generating agency of the government.”

Local franchise tax assessments. To date, Smart has received assessments for local franchise and business taxes from certain cities and municipalities in the aggregate amount of approximately Php313 million. Smart has formally protested these assessments based on the following:

•         An opinion issued by the Bureau of Local Government Finance, or BLGF, dated August 13, 1998 stating that Smart should be considered exempt from the local franchise tax provided under Section 137 of the Local Government Code, which exemption shall be applicable only to local franchise and business taxes.

•         Republic Act No. 7925 was passed on February 20, 1995 after the passage of the Local Government Code. Under the ipso facto provision of Republic Act No. 7925, the holder of a franchise granted prior to or after the effective date of Republic Act No.7925 is entitled to the benefit or any favorable provisions contained in any other franchises, regardless of whether such franchises were granted prior to or after the passage of Republic Act No. 7925.

•         Because Smart’s legislative franchise took effect after the effective date of the Local Government Code, the franchise tax prescribed under Section 137 thereof should be deemed to be part of the said franchise. Section 137 states that “cellular operators shall only pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise, and the said percentage shall be in lieu of all taxes on this franchise or earnings thereof.”

•         In the PLDT vs. City of Davao case, the SC took cognizance of the BLGF opinion by stating that Smart’s franchise granted after the effectivity of the Local Government Code exempted it from the payment of local franchise and business taxes.

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

Piltel

NTC SRF. Based on the latest computation of deficiency supervision and regulation fees received from the NTC, which is dated as of September 30, 2002, Piltel’s total assessment amounted to Php640 million , including penalty fees of Php275 million. Piltel has protested the assessments in good faith. Piltel continues to make payments for amounts which believes is properly due to the NTC. On September 30, 2002, Piltel made a payment to the NTC under protest in the amount of Php9 million

Mabuhay Satellite

Mabuhay Satellite was the respondent in an arbitration commenced by SS/L as a result of a dispute between the two parties concerning their satellite joint venture. On June 5, 2002, Mabuhay Satellite received an arbitration decision requiring Mabuhay Satellite to pay SS/L the principal amount of US$10 million representing Mabuhay Satellite’s unpaid balance for the 65% equity share in the joint venture. As of December 31, 2002, this amount totaled approximately US$15 million (including accrued interest) and had been substantially accrued and recorded in the books of Mabuhay Satellite. On June 30, 2003, Mabuhay Satellite and SS/L concluded a settlement agreement whereof Mabuhay would lease two (2) transponders on a life-term basis to SS/L and offset the lease charges due from SS/L and receivables from Loral Skynet Network Services, Inc. (formerly Loral Cybestar, Inc.), an affiliate of SS/L, for a full and final settlement of the arbitral decision.

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

26.     Fair Value of Financial Instruments

Financial Assets and Liabilities

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents: The carrying amount reported in the consolidated balance sheets approximates fair value.

Accounts receivable: The net carrying value represents the fair value due to the short-term maturities of these receivables.

Accounts payable and accrued expenses, dividends payable and notes payable: The carrying value reported in the consolidated balance sheets approximates fair value due to the short-term maturities of these liabilities.

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies	Quoted market price. Estimated fair value is based on the discounted value of future cash flows using the applicable rates for similar types of loans.
Variable Rate Loans	The carrying value approximates fair value because of recent and frequent repricing based on market conditions.

Preferred stock subject to mandatory redemption: the fair values were determined using an independent third party valuation model.

Forward exchange contracts, foreign currency swaps, and interest rate swaps: The fair values were based on counterparty quotes.

Bifurcated foreign currency forwards: The fair values were determined using forward exchange market rates at the balance sheet date.

Bifurcated foreign currency options: The fair values were computed using an option pricing model.

Bifurcated call options: The fair values were based on the calculation of an independent third party.

The estimated fair values of the financial instruments included in the respective account captions as of December 31, 2002 are as follows:

	Carrying Value	Fair Value
	(in millions of pesos)
Financial assets:
Cash and cash equivalents	10,974	10,974
Accounts receivable - net	17,313	17,313
Bifurcated foreign currency options (Note 27)	37	37
Financial liabilities:
Accounts payable	9,866	9,866
Accrued expenses and other current liabilities	12,246	12,246
Dividends payable	429	429
Notes payable	760	760
Long-term debt (including current portion)	190,950	176,108
Foreign exchange contracts (Note 27)	163	163
Foreign currency swaps (Note 27)	461	461
Bifurcated foreign currency forwards (Note 27)	13	13
Bifurcated call options (Note 27)	38	38
Preferred stock subject to mandatory redemption (Note 17)
Series V	2,206	Not available
Series VI	4,568	5,530
Series VII	4,171	4,776

27.     Derivatives and Hedging Instruments

Effective January 1, 2001, the PLDT Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities, as amended.” SFAS No. 133 establishes accounting and reporting standards requiring that all derivatives (including certain derivatives embedded in other contracts) be recognized in the balance sheet as either an asset or liability measured at fair value. The Statement requires that changes in the derivative’s fair value be recognized currently in earnings unless the reporting entity has elected to designate such derivative as a hedge instrument under the provisions of SFAS No. 133, and certain conditions are met.

The PLDT Group uses currency forwards, currency swaps, and interest rate swaps to manage their market risks associated with their foreign currency denominated loans, and their exposures to interest rate fluctuations. The PLDT Group has elected not to designate these derivatives, as well as the embedded derivatives bifurcated from their various contracts, as hedge instruments under the provisions of SFAS No. 133. In conformity with the provisions of SFAS No. 133, the changes in the fair value of derivative instruments not designated as hedging instruments are recognized directly through earnings. As of January 1, 2001, the cumulative adjustment to net loss as a result of the initial adoption of SFAS No. 133 amounted to a loss of Php54 million, net of tax effect. For the years ended December 31, 2002 and 2001, gains (losses) recognized in earnings, arising from fair value changes of derivative transactions, amounted to Php603 million and (Php42 million), respectively.

Following are the outstanding derivative transactions of the PLDT Group as of December 31, 2002 and 2001:

Freestanding Derivatives

Forward Exchange Contracts

PLDT and Smart use forward exchange contracts to hedge foreign currency-denominated assets, liabilities and firm commitments. Following are the outstanding forward exchange contracts as of December 31, 2002 and 2001;

	Aggregate Notional Amount (in millions)		Aggregate Mark-to-market Loss (in millions)
	2002	2001	2002	2001
Forward buy US$ sell peso	US$216	US$297	Php103	Php164
Forward buy JPY sell US$	JPY3,296	JPY3,968	Php60	Php120

The above forward contracts have maturities ranging from one to six months.

Foreign Currency Swaps

In 2002 and 2001, PLDT entered into currency swap agreements with various foreign counterparties. As of December 31, 2002 and 2001, the swaps have an aggregate notional amount of US$550 million and US$100 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into peso-denominated loan exposures at an agreed swap exchange rate. The agreed swap exchange rate is reset to the lowest Peso/US$ spot exchange rate during the term of the swap, subject to a minimum exchange rate. As of December 31, 2002 and 2001, the outstanding swap contracts have been reset to an average exchange rate of Php51.27 and Php50.77, respectively. In addition, PLDT is required to make semi-annual fixed or floating swap cost payments to its counterparties, which amount to about 2.35% and 3.86% on December 31, 2002 and 2001, respectively. Following are the outstanding balances of the swaps as of December 31, 2002 and 2001.

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

Interest Rate Swap

As of December 31, 2001, PLDT had an outstanding US$/JP¥ interest rate swap agreement to swap the coupon on US$175 million of Fixed Rate Notes for a floating rate JP¥ amount. The swap had a mark-to-market gain of Php80 million as of December 31, 2001. The swap was terminated in 2002 at a realized gain of Php633 million.

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

Bifurcated Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series VI and VII Convertible Preferred Stock in 2001 (see Note 15 – Long Term Debt and Note 17 - Preferred Stock Subject to Mandatory Redemption). Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. For 30 days thereafter, the holders of these mandatorily converted common shares have the option to sell such common shares back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. As of December 31, 2002 and 2001, the net mark-to-market value of these embedded call options amounted to about Php38 million and Php324 million, respectively. Such mark-to-market value is based on the independent calculation of a third party.

28.     Reportable Segments

Our operating businesses are organized and managed separately according to the nature of the products and services, with each segment representing a strategic business unit that offers different products and serves different markets.

We have organized our business into three main segments:

•         Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, MaraTel, which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global;

•         Wireless — wireless telecommunications services provided through our cellular service providers, namely PLDT’s subsidiaries Smart and Piltel, and satellite operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat; and

•         Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary, ePLDT, Internet access services provided by ePLDT’s subsidiary, Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT, as described in Note 9 – Investments.

The results of the reportable segments are derived directly from the PLDT Group’s management reporting system. The results are based on the PLDT Group’s method of internal reporting. The segment assets as of December 31, 2002, 2001 and 2000 and results of operations of our reportable segments for the years ended December 31, 2002, 2001 and 2000 reported under Philippine GAAP and reconciled to U.S. GAAP are as follows:

	Fixed Line	Wireless	Information and Communications Technology	Eliminations	Reconciliation Adjustments (see Notes below)	Total
	(in millions of pesos)
As of and for the year ended December 31, 2002
Operating revenues	47,784	34,628	970	(3,219)	12,580 (a)	92,743
External revenues	45,518	33,704	941	-	12,580 (a)	92,743
Inter-segment revenues	2,266	924	29	(3,219)	-	-
Segment profit (loss) before income tax	12,985	8,307	(508)	2	(25,385) (b)	(4,599)
Segment assets	263,043	77,035	3,962	(44,171)	(30,218) (c)	269,651
Depreciation	13,133	10,644	333	-	(6,629) (d)	17,481
Income tax expense (benefit)	876	716	-	-	(154) (f)	1,438
Interest expense	10,843	3,028	15	-	116 (e)	14,002

As of and for the year ended December 31, 2001
Operating revenues	46,477	24,582	469	(991)	9,757 (a)	80,294
External revenues	46,420	23,648	469	-	9,757 (a)	80,294
Inter-segment revenues	57	934	-	(991)	-	-
Segment profit (loss) before income tax	13,849	3,437	(311)	(332)	(46,833) (b)	(30,190)
Segment assets	232,221	110,901	4,175	(41,029)	(21,391) (c)	284,877
Depreciation	13,389	8,020	128	-	(5,319) (d)	16,218
Income tax expense (benefit)	722	312	-	-	(3,604) (f)	(2,570)
Interest expense	10,833	3,780	-	-	84 (e)	14,697

As of and for the year ended December 31, 2000
Operating revenues	45,967	15,487	239	(1,125)	(220) (a)	60,348
External revenues	45,967	14,362	239	-	(220) (a)	60,348
Inter-segment revenues	-	1,125	-	(1,125)	-	-
Segment profit (loss) before income tax	14,661	(3,656)	(72)	(134)	(45,529) (b)	(34,730)
Segment assets	246,694	109,751	1,435	(31,109)	(36,248) (c)	290,523
Depreciation	10,771	7,090	35	-	(5,140) (d)	12,756
Income tax expense (benefit)	1,792	28	2	-	(7,435) (f)	(5,613)
Interest expense	12,488	2,060	14	-	(1,021) (e)	13,541

Note:

a. Adjustments to revenue results from the net effect of recording of handset sales as revenue instead of as an offset against selling and promotions expense and certain incentives provided to dealers and customers as part of multiple element arrangements and the amortization of activation fees.

b. Adjustments to segment profit and loss results from the net effects of adjustments for impairment of operating assets, purchase accounting adjustments, reversal of capitalized foreign exchange losses and related revenue adjustments.

c. Adjustments to segment assets results from the impairment of certain operating assets, purchase accounting adjustments, reversal of capitalized foreign exchange losses and deferred tax assets not allocable to specific segments.

d. Adjustments for depreciation results from purchase accounting adjustments, impairment of certain operating assets and the reversal of depreciation on capitalized foreign exchange losses.

e. Adjustments to interest expense are related to the capitalization of interest; the upward adjustment relates to the additional interest on Piltel’s unrestructured debt.

f. Adjustments to income tax expense are related to other adjustments mentioned above.

29.     Other Matters

a. Supplemental Disclosures of Cash Flow Information

	2002	2001	2000
(a)		(As Restated)
	(in millions of pesos)
Cash paid during the year for:
Income tax	351	1,009	1,781
Interest:
Capitalized to property, plant and equipment	1,344	2,404	2,603
Charged to operations	13,956	16,071	14,640
Interest income received	735	1,031	1,844

Supplemental schedule of noncash investing and financing activities:
Preferred stock subject to mandatory redemption issued	36	10,165	–
Long-term debt restructured	82	20,080	–

In connection with the acquisition of investments, liabilities were assumed as follows:

	2002	2001	2000
(b)		(As Restated)
	(in millions of pesos)
Fair value of assets acquired	–	1,290	–
Cash paid for the capital stock	–	(813)	–
Liabilities assumed	–	477	–
Acquisition of property and equipment through long-term debt availment	–	13,259	–

PLDT completed the acquisition of the entire issued share capital of Smart on March 24, 2000 valued at approximately Php38,188 through the issuance of PLDT common shares to Smart’s shareholders. In connection with the acquisition, the excess of the total acquisition cost over the fair value of the net assets acquired and the value of customers acquired amounted to Php28,996. The net assets acquired from Smart in 2000 are as follows:

(in millions of pesos)
Cash and cash equivalents	1,901
Accounts receivable	4,045
Inventories and supplies	1,146
Other current assets	1,659
Property, plant and equipment	26,231
Investments	302
Other noncurrent assets	268
Notes payable	(7,163)
Accounts payable	(1,844)
Accrued and other current liabilities	(1,937)
Income tax payable	(29)
Long-term debt	(8,701)
Deferred credits and other noncurrent liabilities	(6,585)
Minority interests	(101)
9,192

b. Interconnection Agreements

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

c. Proposed Metering of Local Exchange Service

The proposed metering of PLDT’s local exchange service has been temporarily suspended for further review by the NTC.

d. U.S. Federal Communications Commission, or FCC, Proceedings on Termination Rates

In May 2002, PLDT advised AT&T Corp., or AT&T, WorldCom, Inc., MCI, and other carriers of PLDT’s need to increase its termination rates by August 2002. Despite numerous negotiation sessions in 2002 and 2003, AT&T and MCI refused to accept any rate increases. PLDT unilaterally extended its prior termination charges to each carrier while continuing offers to negotiate, first from August 1, 2002 to October 1, 2002, then until December 31, 2002, and then, finally, despite the lack of a written agreement from AT&T and MCI, through January 31, 2003. While nearly 100 carriers worldwide, including more than 20 U.S. carriers, have then agreed to the new termination rates and entered into new termination rate agreements with PLDT, the termination rate agreements with AT&T and MCI lapsed in December 2002, without them agreeing with PLDT on any provisional arrangement or final agreement on the new termination rates. Faced with the continuing stonewalling by AT&T and MCI, PLDT, in December 2002, was forced to notify each company that PLDT’s termination rates would finally be increased as of February 1, 2003. Because no agreement was reached with either AT&T or MCI, effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI.

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

On March 10, 2003, the International Bureau of the FCC granted the request of AT&T and MCI and issued an Order directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to PLDT, Globe Telecom, Inc., Bayan Telecommunications Philippines, Inc., Digital Telecommunications Philippines, Inc., Smart and Subic Telecom until such time as the U.S. FCC issues a Public Notice that AT&T’s circuits on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale. As of June 30, 2003, receivables from U.S. carriers amounted to approximately US$19 million, of which US$8 million was attributable to PLDT, US$8 million to Smart and US$3 million to Subic Telecom.

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

On April 9, 2003, we filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order. On April 24, 2003, AT&T and MCI filed Oppositions to our application for review of the International Bureau’s March 10, 2003 Order and on May 5, 2003, we filed our reply to these Oppositions.