Form 20-F
period 2003-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2004-06-24
CIK 78150

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2003

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

* Registered on the New York Stock Exchange not for trading but only in connection with the registration of American Depositary Shares or Global Depositary Shares, as the case may be, pursuant to the requirements of such stock exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

10.625% Notes due 2004	10.625% Notes due 2007
9.875% Notes due 2005	10.500% Notes due 2009
9.250% Notes due 2006	11.375% Notes due 2012
7.850% Notes due 2007	8.350% Notes due 2017

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2003:
169,476,120 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
458,434,729 shares of Serial Preferred Stock, Par Value Ten Philippine Pesos Per Share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 Item 18 [X]

TABLE OF CONTENTS

Page

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT		4
FORWARD-LOOKING STATEMENTS		5
PART I		6
Item 1.	Identity of Directors, Senior Management and Advisors	6
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
	Selected Financial Data	6
	Capital Stock	8
	Dividends Declared	8
	Dividends Paid	9
	Exchange Rates	9
	Risk Factors	10
Item 4.	Information on the Company	23
	Overview	23
	Historical Background and Development	24
	Organization	24
	Strengths	26
	Strategy	27
	Wireless	28
	Fixed Line	35
	Information and Communications Technology	42
	Wireless Network Infrastructure	44
	Fixed Line Network Infrastructure	45
	Interconnection Agreements	47
	Licenses and Regulation	47
	Competition	49
	Environmental Matters	52
	Intellectual Property Rights	52
	Properties	52
Item 5.	Operating and Financial Review and Prospects	53
	Overview	53
	Critical Accounting Policies	54
	Results of Operations	60
	Liquidity and Capital Resources	88
	Effect of Peso Depreciation	102
	Impact of Inflation and Changing Prices	103
	Other Information	103
	Certain Indebtedness	105
Item 6.	Directors, Senior Management and Employees	116
	Directors, Key Officers and Advisors	116
	Terms of Office	121
	Family Relationships	121
	Compensation	122
	Executive Stock Option Plan	122
	Share Ownership	122
	Audit, Nomination, Executive Compensation and Finance Committees	124
	Employees and Labor Relations	126
	Pension and Retirement Benefits	127
	Employees’ Stock Plan	128
	Legal Proceedings	128
Item 7.	Major Shareholders and Related Party Transactions	129
	Related Party Transactions	130
Item 8.	Financial Information	137
	Consolidated Statements and Other Financial Information	137
	Legal Proceedings	137
	Dividend Distribution Policy	142
Item 9.	The Offer and Listing	142
	Common Capital Stock and Amercian Depositary Receipts (“ADRs”)	142
	Series III Convertible Preferred Stock and Global Depositary Receipts (“GDRs”)	143
Item 10.	Additional Information	144
	Articles of Incorporation and By-Laws	144
	Material Contracts	151
	Exchange Controls and Other Limitations Affecting Securities Holders	151
	Taxation	152
	Documents on Display	157
Item 11.	Quantitative and Qualitative Disclosures About Market Risks	158
	Liquidity Risk Management	158
	Foreign Exchange Risk Management	158
	Interest Rate Risk Management	159
Item 12.	Description of Securities Other than Equity Securities	160
PART II		161
Item 13.	Defaults, Dividend Arrearages and Delinquencies	161
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	161
Item 15.	Controls and Procedures	161
Item 16A.	Audit Committee Financial Expert	161
Item 16B.	Code of Business Conduct and Ethics	162
Item 16.C.	Principal Accountant Fees and Services	165
Item 16D.	Exemption from the listing Standards for Audit Committees	166
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchaser	166
PART III		166
Item 17.	Financial Statements	166
Item 18.	Financial Statements	166
Item 19.	Exhibits	167
EXHIBIT INDEX		169
CERTIFICATION		174

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 –Basis of Consolidated Financial Statement Preparation to the accompanying consolidated financial statements in Item 18 for a list of these subsidiaries, including a description of their respective principal business activities).

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States, all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan, and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php55.586 to US$1.00 on December 31, 2003. On June 23, 2004, the volume weighted average exchange rate quoted was Php56.261 to US$1.00.

In this report, each reference to:

•         ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, a 93.7%-owned subsidiary of PLDT;

•         AIL means ACeS International Limited;

•         AMPS means advanced mobile phone system;

•         BCC or Bonifacio Communications Corporation, our 75%-owned subsidiary;

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

•         Infocom means Infocom Technologies, Inc., a 99.6%-owned subsidiary of ePLDT;

•         Mabuhay Satellite means Mabuhay Satellite Corporation (formerly Mabuhay Philippines Satellite Corporation), our 67%-owned subsidiary;

•         Maratel means PLDT-Maratel (formerly Maranao Telephone Company, Inc.), our 97.5%-owned subsidiary;

•         NTC means the National Telecommunications Commission of the Philippines;

•         NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation of Japan;

•         NTTC-UK means NTT Communications Capital (UK) Ltd., a wholly-owned subsidiary of NTT Communications;

•         PAPTELCO means Philippine Association of Private Telephone Companies;

•         Parlance means Parlance Systems, Inc., a wholly-owned subsidiary of ePLDT;

•         Piltel means Pilipino Telephone Corporation, an associate in which we have a 45.3% ownership interest and which is treated as a consolidated subsidiary under U.S. GAAP;

•         PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;

•         PLDT Global means PLDT Global Corporation, our wholly-owned subsidiary;

•         SEC means the Philippine Securities and Exchange Commission;

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

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between results implied by the forward-looking statements, assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The selected consolidated financial information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes, included elsewhere in this report. The consolidated financial statements have been prepared and presented in conformity with U.S. GAAP. Due to our decision to commence using U.S. GAAP for our Annual Report on Form 20-F in respect of the year ended December 31, 2002, we are unable to provide without unreasonable effort and expense U.S. GAAP consolidated financial information with respect to the fiscal year ended December 31, 1999. As a result, we have omitted such information in the table below. In our Annual Reports on Form 20-F for years prior to 2002, we disclosed consolidated financial statements, including the financial information with respect to the year ended December 31, 1999, prepared in conformity with Philippine GAAP, along with a reconciliation to U.S. GAAP.

Prior to the filing of our Annual Report on Form 20-F in respect of the year ended December 31, 2002, the consolidated financial statements included in our Annual Reports on Form 20-F filed with the U.S. Securities and Exchange Commission, or U.S. SEC, were prepared in conformity with Philippine GAAP. Philippine GAAP varies in certain significant respects from U.S. GAAP. A description of the significant differences between U.S. GAAP and Philippine GAAP and a quantitative reconciliation of such differences in the net loss and stockholders’ equity to U.S. GAAP was disclosed in a note to our previously filed consolidated financial statements.

	Consolidated Financial Data
	Years Ended December 31,
	2003	2003(1)	2002	2001	2000
	(in millions, except net operating income (loss) per share, earnings per common share, ratio of earnings to fixed charges and dividends declared per common share)
Amounts in conformity with U.S. GAAP:
Statements of Operating Data:
Operating revenues	Php112,036	US$2,016	Php92,800	Php80,294	Php60,348
Operating expenses	78,563	1,413	80,771	86,236	49,824
Net operating income (loss)	33,473	602	12,029	(5,942)	10,524
Net operating income (loss) per share
Basic	179.59	3.23	55.47	(47.36)	58.82
Diluted	165.85	2.98	52.23	(47.36)	58.82
Net income (loss)	11,045	199	(6,158)	(27,782)	(29,258)
Earnings per common share(2)
Basic	47.20	0.85	(52.08)	(176.85)	(193.48)
Diluted	45.72	0.82	(52.08)	(176.85)	(193.48)
Balance Sheets Data:
Cash and cash equivalents	19,372	349	10,974	4,276
Total assets	276,628	4,977	269,387	284,877
Total long-term debt - net of current portion	160,459	2,887	171,283	169,870
Long-term debt	184,275	3,315	190,908	190,099
Total debt(3)	186,408	3,353	191,668	196,561
Total liabilities(4)	236,897	4,262	240,622	249,563
Total stockholders’ equity	24,745	445	16,413	24,472
Other Data:
EBITDA(5)	44,055	793	26,281	6,475	(4,972)
Depreciation	21,882	393	17,566	16,218	12,756
Ratio of earnings to fixed charges(6)	1.8x	1.8x	–	–	–
Net cash provided by operating activities	Php40,920	US$736	Php39,722	Php20,113	Php20,727
Net cash used in investing activities	18,359	330	17,167	29,376	25,183
Net cash provided by (used in) financing activities	(14,135)	(254)	(15,954)	3,841	5,511
Dividends declared to common shareholders	–	–	–	202	752
Dividends declared per common share(7)	–	–	–	1.20	4.80

_____________

(1)     We maintain our accounts in Philippine pesos. For convenience, the peso financial information as of and for the year ended December 31, 2003, has been translated into U.S. dollars at the exchange rate of Php55.586 to US$1.00, the rate quoted through the Philippine Dealing System as of December 31, 2003. This translation should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2) Prior to 2003, our convertible preferred shares were deemed anti-dilutive based on a calculation of the required dividends on preferred shares for each series of convertible preferred shares divided by the number of equivalent common shares assuming such preferred shares were converted into common shares and compared against the basic earnings per share. Since the amount of dividends on preferred shares over the equivalent number of common shares were greater than the basic earnings per share, the amounts for basic and diluted earnings per share are the same.

(3)     Total debt represents current portion of long-term debt, long-term debt—net of current portion and notes payable.

(4)     Total liabilities on a consolidated basis represent the difference between total assets and minority interest in consolidated subsidiaries, preferred stock subject to mandatory redemption and stockholders’ equity.

(5)     On a consolidated basis, EBITDA is defined as income (loss) before minority interest in net income of consolidated subsidiaries and adding back interest expense and related items (net of capitalized interest), taxes, depreciation, and amortization and deducting interest income and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. In light of our substantial indebtedness, we believe that the presentation of EBITDA measures is useful information regarding our ability to service our debt and to incur any additional debt. In addition, many of our loan agreements incorporate various covenants or limitations based on EBITDA (calculated on the basis of Philippine GAAP). EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles, or as a measure of PLDT’s profitability or liquidity. A quantitative reconciliation of EBITDA from income (loss) before minority interest in net income of consolidated subsidiaries is provided in the following table:

	Consolidated Financial Data
	Years Ended December 31,
	2003	2003(1)	2002	2001	2000
	(in millions)
Amounts in conformity with U.S. GAAP:
Income (loss) before minority interest in net income of consolidated subsidiaries	Php11,159	US$201	(Php6,032)	(Php27,674)	(Php29,117)
Add/(deduct):
Interest expenses and related items, net of capitalized interest	12,161	219	12,780	14,697	13,541
Interest income	(513)	(9)	(237)	(373)	(1,016)
Provision for (benefit from) income tax	(1,400)	(25)	1,438	(2,570)	(5,613)
Depreciation	21,882	393	17,566	16,218	12,756
Amortization of goodwill and other intangible assets	766	14	766	6,177	4,477
EBITDA	Php44,055	US$793	Php26,281	Php6,475	(Php4,972)

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

Due to PLDT’s net losses in 2002, 2001 and 2000, the coverage ratio on a consolidated basis was less than 1.0x in these three years. In order to achieve a coverage ratio of 1.0x, we would have had to generate additional consolidated earnings of Php2,464 million, Php30,126 million and Php35,509 million for each of the three years ended December 31, 2002, 2001 and 2000, respectively.

(7)     The most recent cash dividend declaration made by PLDT on its common stock was in March 2001, which was paid in April 2001.

Capital Stock

The following table summarizes PLDT’s capital stock outstanding as of December 31, 2003, 2002 and 2001.

	December 31,
	2003	2002	2001
	(in millions)
Serial Preferred Stock
Cumulative Convertible
10% Convertible
A to DD	Php4,099	Php4,068	Php3,723
Series III	46	46	46
Series V(1)	26	25	26
Series VI(1)	47	49	49
Series VII(1)	38	36	38
Cumulative Nonconvertible
Series IV	360	360	360
	Php4,616	Php4,584	Php4,242
Common Stock	Php847	Php847	Php845

Dividends Declared

	Years Ended December 31,
	2003	2002	2001
Cash dividends declared per share of PLDT’s common stock, in pesos (2)	Php—	Php—	Php1.20

_____________

(1) Preferred stock subject to mandatory redemption (see Note 16 – Preferred Stock Subject to Mandatory Redemption to the accompanying consolidated financial statements in Item 18 for further discussion) in 2008 and 2009.

(2) The most recent cash dividend declaration made by PLDT on its shares of common stock was in March 2001, which was paid in April 2001. PLDT does not expect to declare cash dividends on these shares in 2004.

Dividends Paid

A summary of dividends paid per share of PLDT's common stock stated in both Philippine pesos and U.S. dollars follows:

	In Philippine Pesos	In U.S. Dollars
1999
January 15	1.20	0.031
April 15	1.20	0.031
July 15	1.20	0.031
October 15	1.20	0.030
2000
January 14	1.20	0.030
April 14	1.20	0.029
July 15	1.20	0.027
October 15	1.20	0.025
2001
January 15	1.20	0.023
April 16	1.20	0.024

(Note: Dividends on PLDT's common stock were declared and paid in Philippine pesos. For the convenience of the reader, the peso dividends are translated into U.S. dollars based on exchange rates on the respective dates of dividend payments. Dividends paid in January of each of the calendar years 1999-2001 were declared in the preceding December. Accordingly, total amounts shown for cash dividends declared under “Dividends Declared” above may differ from the amounts shown for cash dividends paid under “Dividends Paid.”)

Exchange Rates

The Philippine government does not administratively fix the exchange rate between the Philippine peso and the U.S. dollar. Since August 1, 1992, a market average rate has been determined daily in inter-bank trading using the Philippine Dealing System, known as the “Philippine Dealing System Reference Rate.” The Philippine Dealing System is a specialized off-floor direct dealing service for the trading of Philippine pesos-U.S. dollars by member banks of the Bankers Association of the Philippines and BSP, the central bank of the Philippines. All members of the Bankers Association of the Philippines are required to make their Philippine peso-U.S. dollar trades through this system, which was established by Telerate Financial Information Network of Hong Kong.

The following shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End	Average(1)	Low(2)	High(3)

1999	Php40.298	Php39.090	Php37.566	Php41.112
2000	49.986	44.179	39.830	51.680
2001	51.690	51.009	47.550	55.013
2002	53.254	51.583	49.336	53.841
2003	55.586	54.215	52.021	55.767
2004 (through June 23, 2004)	56.261	55.945	55.142	56.429

_____________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the period.

(2) Lowest exchange rate for the period.

(3) Highest exchange rate for the period.

	Month
	Period End	Average(1)	Low(2)	High(3)
2003
December	Php55.586	Php55.438	Php55.288	Php55.586
2004
January	55.964	55.545	55.142	56.085
February	56.332	56.089	55.872	56.332
March	56.216	56.298	56.151	56.429
April	56.034	55.894	55.577	56.346
May	55.807	55.835	55.490	55.973
June (through June 23, 2004)	56.261	55.965	55.669	56.393

_____________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the month.

(2) Lowest exchange rate for the month.

(3) Highest exchange rate for the month.

This report contains conversions of peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the exchange rate as of December 31, 2003 of Php55.586 to US$1.00. You should not assume that such peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As of June 23, 2004, the exchange rate quoted through the Philippine Dealing System was Php56.261 to US$1.00.

Risk Factors

Risks Relating to Us

Our substantial indebtedness could impair our ability to fulfill our financial obligations, service our other debt and carry out new financings

We have substantial indebtedness. As of December 31, 2003, we had consolidated total indebtedness of approximately Php186,408 million (US$3,353 million), including short-term debt of approximately Php2,133 million (US$38 million) and a consolidated ratio of debt to equity (total debt on a consolidated basis divided by stockholders' equity) of 7.53x. Our consolidated ratio of earnings to fixed charges was less than the minimum required ratio of 1.0x for the years ended December 31, 2002 and 2001. For an explanation on how we calculate our consolidated ratio of earnings to fixed charges, see footnote 6 to our consolidated financial data table under “Selected Financial Data” and Exhibit 7 in “Item 19.” Our existing debt contains covenants, which, among other things, require PLDT to maintain certain financial ratios calculated on the basis of Philippine GAAP on a consolidated and non-consolidated basis, limit our ability to incur indebtedness, make investments, incur expenditures and pay dividends. Financial statements prepared in conformity with Philippine GAAP differ in some material respects from financial statements prepared in conformity with U.S. GAAP. For a description of some of these covenants, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants.”

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

Under the indenture for our 10.625% Notes due 2007 and 11.375% Notes due 2012, we may only incur additional debt, subject to certain exceptions, if, after incurrence of such debt, our consolidated leverage ratio under Philippine GAAP, (the ratio of debt to EBITDA calculated on a non-consolidated basis based on definitions provided in the same indenture and except under certain circumstances) would be less than 5.5:1 on or prior to December 31, 2003, 5.0:1 from January 1, 2004 to December 31, 2004 and 4.5:1 thereafter. Because our consolidated leverage ratio at December 31, 2003 is in excess of 5.0:1, we are currently restricted from incurring any additional debt, subject to certain exceptions, including exceptions for refinancing transactions. In addition, we expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

We may not be able to maintain compliance with restrictive covenants and ratios imposed by our indebtedness

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests calculated on the basis of Philippine GAAP at relevant measurement dates, principally at the end of each quarterly period. Financial statements prepared in conformity with Philippine GAAP differ in some material respects from financial statements prepared in conformity with U.S. GAAP.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. Since approximately 96% of PLDT's total debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by approximately 5% against the U.S. dollar to an average of Php54.215 to US$1.00 in 2003 from an average of Php51.583 to US$1.00 in 2002. As of December 31, 2003, the exchange rate was Php55.586 to US$1.00, equivalent to a 4% depreciation of the peso relative to the rate at the end of 2002. In addition, certain of our financial ratios are adversely affected by increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, an increase in reference interest rates, and general market conditions.

PLDT’s ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of results generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants or covenants that are calculated without giving effect to the results of PLDT’s investees.

We have maintained compliance with all of our financial ratios and covenants as measured under Philippine GAAP under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios have become more restrictive at the end of the second and fourth quarters of 2003 and the first quarter of 2004, and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

For more information on the requirements of our loan agreements and other debt instruments and our compliance with them, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants.”

Creditors of our subsidiaries will have superior claims to our subsidiaries’ cash flow and assets

A growing portion of our consolidated revenues and cash flow from operations is derived from our subsidiaries, particularly Smart. Smart and some of our other subsidiaries have significant internal cash requirements for debt service, capital expenditures and operating expenses and so may be financially unable to pay any dividends to PLDT. In addition, some of our subsidiaries are subject to covenants that restrict them from distributing cash to PLDT except under certain circumstances. In particular, Smart is subject to loan covenants that restrict its ability to distribute cash to PLDT. Although Smart received consents under its relevant loans that permitted it to make dividend payments to PLDT in December 2002, June 2003, November 2003 and May 2004, we cannot assure you that PLDT will continue to receive dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or investee in the future.

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

Our businesses require substantial capital investment, which we may not be able to finance

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks and services, require substantial ongoing capital investment. Our consolidated capital expenditures in 2003 and 2002 totaled Php17,943 million and Php17,239 million, respectively. Our 2004 budget for consolidated capital expenditures is approximately Php22,000 million, of which approximately Php7,000 million is budgeted to be spent by PLDT and approximately Php15,000 million is budgeted to be spent by Smart. PLDT’s capital spending is intended principally to finance the continued build-out of its data and internet protocol infrastructures and for its data services and the maintenance of its network. Smart’s capital spending is focused on expanding and upgrading its GSM network to meet increased demand for cellular services.

Future strategic initiatives could require us to incur significant additional capital expenditures. We may be required to finance a portion of our future capital expenditures from external financing sources, which have not yet been fully arranged. We cannot assure you that financing for new projects will be available on terms acceptable to us or at all. If we cannot complete our development programs and other capital projects, our growth, results of operations and financial condition could be materially and adversely affected.

Our ability to refinance our debt and raise new financing to fund our working capital, capital expenditures and other needs depends on many factors beyond our control

In addition to our existing available credit facilities, we may require new external financing in order to fund all of our operating, investment, capital expenditures and debt service requirements and to refinance and extend the maturities of our short and medium-term indebtedness. Our ability to arrange for this and other financing and the cost of such financing will be dependent on numerous factors outside of our control, including:

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

Any credit rating downgrades may significantly affect the availability and the terms of our prospective financing, including financing costs. In addition, restrictions under our current indebtedness subject us to various financial tests, which could prevent us from incurring additional debt. Inability to arrange such debt could materially and adversely affect our ability to fund our anticipated operating, investment and capital expenditures as well as our anticipated debt service requirements, and could result in defaults and cross-defaults under our existing debt, thereby adversely affecting our results of operations and financial condition.

If the peso depreciates against the U.S. dollar, our financial position could be materially and adversely affected

Substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, but a significant portion of our revenues is denominated in pesos. As of December 31, 2003, approximately 94% of our consolidated indebtedness was denominated in U.S. dollars and other foreign currencies. A depreciation of the peso against the U.S. dollar increases the amount of our debt obligations and operating and interest expenses in peso terms. In the event that the peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations (such as by raising our service rates, including through adjustments to rates for local exchange service based on movements in the peso-to-dollar exchange rate) and other means to offset the resulting increase in our obligations in peso terms. Further, these changes could cause us not to be in compliance with the financial covenants imposed by our lenders under certain loan agreements and other indebtedness.

During the last decade, the peso has generally depreciated against most foreign currencies. In addition, during this period, the Philippine economy has also, from time to time, experienced periods of concentrated peso devaluation and limited availability of foreign currency. Since June 30, 1997, when the BSP announced that it would let market forces determine the value of the peso, the peso has experienced a significant decline against the U.S. dollar. It depreciated from Php26.376 to US$1.00 on June 30, 1997, to Php55.586 to US$1.00 as of December 31, 2003 and further decreased to Php56.216 to US$1.00 as of March 31, 2004. The peso declined by approximately 4% against the U.S. dollar to Php55.586 to US$1.00 as of December 31, 2003 from Php53.254 to US$1.00 as of December 31, 2002 and by approximately 1% against the U.S. dollar to Php56.216 to US$1.00 as of March 31, 2004 from Php55.586 to US$1.00 as of December 31, 2003. The peso has also been subject to significant fluctuations. For example, during the first nine months of 2003, the peso depreciated to a low of Php55.532 to US$1.00 on August 26, 2003, recovered to a high of Php52.021 to US$1.00 on May 8, 2003 and again depreciated to a low of Php55.767 to US$1.00 on November 27, 2003. The peso may again be subject to significant fluctuations and may depreciate due to a range of factors, including:

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

Our results of operations have been, and may continue to be, adversely affected by competition in international long distance service

The international long distance business was historically one of our major sources of revenue. However, due to competition and the steep decline in international settlement rates that are paid to us by foreign telecommunications carriers for termination of international calls on our network, revenues generated from our international long distance business have overall declined in recent years.

Although revenue generated from our international long distance business increased primarily due to increased termination rates in 2003, we anticipate that revenues from international communications and information services, including our services, will continue to decline in the future, primarily due to:

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

•         alternative providers offering internet telephony and broadband capacity; and

•         advances in technology.

We cannot assure you that these declines will not materially and adversely affect our financial performance.

Net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries have been our predominant source of foreign currency revenues. However, in U.S. dollar terms, these payments have been declining in recent years. Continued decline in our foreign currency revenues could increase our exposure to risks from declines in the value of the Philippine peso against the U.S. dollar. We cannot assure you that we will be able to achieve adequate increases in our other revenues to make up for any adverse impact of a further decline in our net settlement payments.

We face strong competition and may need to increase our marketing expenditures or reduce our rates in order to compete effectively

We cannot assure you that the number of providers of cellular telecommunication services will not increase or that competition for telecommunications customers will not lead our cellular and fixed line subscribers to switch to other operators or lead us to increase our marketing expenditures or reduce our rates, resulting in a reduction in our profitability.

The Philippine government has liberalized the Philippine telecommunications industry and opened up the Philippine telecommunications market to new entrants. Including us, there are nine major local exchange carriers, 11 international gateway facility providers and six cellular mobile telephone system providers in the Philippines, including one which has not yet commenced operations. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly cellular, fixed line and data and other network services segments.

The cellular telecommunications industry in the Philippines has been particularly competitive, as operators have sought to develop and maintain market shares and to attract new subscribers. Our principal cellular competitor, Globe Telecom, Inc., or Globe, acquired another telecommunications provider, Isla Communications Company, Inc., or Islacom, on June 27, 2001, thereby strengthening Globe as a competitor. Further consolidation in the industry could result in more vigorous competition. Digital Telecommunications Philippines, Inc., or Digitel, which was awarded a license to operate cellular telecommunications services in 2000, launched its cellular service, Sun Cellular, on March 29, 2003. In addition, the NTC has awarded a license to Bayan Telecommunications Philippines, Inc., or BayanTel, to operate cellular telecommunications services, but as of the filing of this annual report has not yet commenced cellular operations. The recent entry of Digitel and the grant of a license to Bayantel are expected to create additional competition in the industry. In the future, the government may allocate further frequencies and award additional cellular telecommunications licenses, which would further increase competition.

Competitive pressures on our cellular rates may affect our cellular revenues and revenue growth. For example, we have not increased our cellular rates to reflect fluctuations in the peso-to-U.S. dollar exchange rate since November 1998 as a result of such competitive pressures. In addition, our prepaid GSM subscribers can, using their existing handsets, switch to one of our competitors by having their handsets “unlocked” from our service for a fee and purchasing a new SIM card from the desired operator. We cannot assure you that these marketing expense and rate pressures and loss of customers will not have a material adverse effect on our financial performance.

If we are unable to install and maintain telecommunications facilities and equipment in a timely manner, we may not be able to keep up with our principal competitors, which may have negative implications for our revenue and profitability

Our business requires the regular installation of new, and the maintenance of existing, telecommunications transmission and other facilities and equipment. The installation and maintenance of these facilities and equipment are subject to risks and uncertainties relating to:

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

The cellular telecommunications industry may not continue to grow or may grow at a slower rate

The majority of our consolidated revenues is currently derived from our cellular services. As a result, we depend on the continued development and growth of the cellular telecommunications industry. Growth of the cellular communications market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices and consumer preferences. Any economic, technological or other developments resulting in a reduction in demand for cellular services may harm our business.

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

Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debts or other obligations, including its debts or other obligations owed to us and our affiliates

Piltel has experienced significant financial difficulties in recent years. It has restructured substantially all of its debts in accordance with its debt restructuring plan, which was signed on June 4, 2001. Under the terms of such debt restructuring plan, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million, of which approximately US$50 million remained undrawn as of December 31, 2003. In June and October 2002, more creditors of Piltel agreed to participate in its restructuring plan on the same terms. As of December 31, 2003, total restructured long-term debt of Piltel amounted to Php23,382 million, with maturities of up to June 14, 2016. Piltel is currently in the process of restructuring certain other debts. However, we cannot assure you that Piltel will be able to restructure or otherwise pay the claims relating to its unrestructured debt or that Piltel will have sufficient cash flow to meet its debt service and other payment obligations, including its payment obligations to us. As of December 31, 2003, Piltel owed PLDT Php985 million, while Smart owed Piltel Php2,199 million in respect of their respective facilities sharing and other agreements with Piltel. Until all amounts owed to creditors participating in the debt restructuring plan have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption, or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include amounts owed on Piltel preferred shares owned by PLDT and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm’s-length terms or in which the pricing is based on market terms. These severe long-term restrictions significantly impair Piltel’s ability to transfer funds to PLDT.

Moreover, Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. As of December 31, 2003, Piltel had an aggregate principal amount of Php51 million of unrestructured debt. Piltel does not intend to make any payments in respect of this debt unless and until it reaches a restructuring agreement with the creditors holding the obligations. If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit itself to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of Piltel’s creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. We cannot assure you that a rehabilitation plan, which incorporates the financial terms of the debt restructuring, would be adopted promptly or at all. Even if such a rehabilitation plan was adopted, we cannot assure you that Piltel will prove to be viable thereafter and that it will be able to meet its obligations, including its obligations owed to us or our affiliates. On March 23, 2004, Smart sent out invitations to the creditors of Piltel to offer to sell their indebtedness to Smart, see “Item 5. Operating and Financial Review and Prospects –– Other Information –– Smart’s Proposed Exchange Offer to Piltel Creditors” and Note 28 – Other Matters(g) to the accompanying consolidated financial statements in Item 18 for further discussion.

The franchise of Smart may be revoked if it cannot make a public offering of its shares in August 2004

Smart believes that it has ten years from the commencement of its operations, or until August 2004, to conduct a public offering of its shares required under the Public Telecommunications Policy Act (Republic Act No. 7925, or R.A. 7925). If Smart will not conduct a public offering of its shares by August 2004, the Philippine Congress may revoke the franchise of Smart if it fails to comply with the requirement under R.A. 7925 on the public offering of its shares. A quo warranto case may also be filed against Smart by the Office of the Solicitor General of the Philippines for the revocation of the franchise of Smart on the ground of violation of R.A. 7925 if Smart will fail to conduct the public offering of its shares by August 2004.

A significant number of PLDT’s shares are held by two separate shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT

Affiliates of First Pacific directly or indirectly own approximately 31.4% of PLDT’s common stock as of December 31, 2003. This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership. NTT Communications owns 14.9% of PLDT’s common stock as of December 31, 2003 and has contractual veto rights over a number of major decisions and transactions that PLDT could make or enter into, including:

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

•         merger or consolidation; and

•the provision of financial support to Piltel in excess of that remaining available under the PLDT Letter of Support.

First Pacific and NTT Communications have also entered into a shareholders’ agreement relating to PLDT. As a result of this agreement and their respective stockholdings, First Pacific and its affiliates and/or NTT Communications are able to influence our actions and corporate governance, including:

•elections of PLDT’s directors; and

•approval of major corporate actions, which require the vote of common stockholders.

First Pacific and its affiliates and/or NTT Communications may exercise control over these decisions and transactions in a manner that could be contrary to your interests.

If a major shareholder sells its interest in PLDT, the transaction may result in an event of default

If First Pacific or NTT Communications sells all or a portion of its equity interest in PLDT, in certain circumstances, such sale may give rise to an obligation for us to make an offer to purchase or prepay our outstanding debt under our 10.625% Notes due 2007 and our 11.375% Notes due 2012, our US$145 million multicurrency term loan facility agreement, our JP¥9,760 million loan agreement with Japan Bank for International Cooperation, or JBIC, (formerly known as the Export-Import Bank of Japan) and our JP¥5,615 million syndicated term loan facility, and may result in a default under all of Smart’s loan agreements. As of December 31, 2003, Php33,152 million in principal amount of PLDT’s indebtedness is directly subject to a change in control offer to purchase or prepay requirement and Php19,733 million in principal amount of Smart’s indebtedness is subject to an event of default in the event of a change in control of PLDT. If we fail to complete a required change in control offer to purchase or prepay the affected debts, all of our debt could become immediately due and payable as a result of various cross-default provisions. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants.”

The outcome of a pending investigation by the U.S. Department of Justice is uncertain

In January 2004, PLDT, a PLDT employee and an employee of Smart received grand jury subpoenas seeking documents and testimony in connection with a criminal investigation being conducted by the U.S. Department of Justice with respect to alleged antitrust violations relating to the provision of international termination services in the Philippines. The U.S. Department of Justice has also requested testimony and documents from Smart in connection with this investigation. Moreover, in March 2004, PLDT (U.S.) Ltd., a subsidiary of PLDT Global, also received a grand jury subpoena seeking documents in connection with this investigation. At this time, PLDT cannot predict the outcome of this investigation.

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

Along with the other Philippine cellular operators, Smart sought and obtained from a Quezon City trial court a preliminary injunction restraining the implementation of the memorandum circular. The NTC appealed the issuance of the injunction to the Court of Appeals which, on October 9, 2001, annulled the preliminary injunction, ruling that the NTC had jurisdiction over the matter. On January 10, 2002, the Court of Appeals denied the cellular operators’ motion to annul and reverse the decision of the Court of Appeals. On February 22, 2002, Smart filed an appeal with the Supreme Court arguing that the appellate court had erred in ruling that the NTC, and not the trial court, had jurisdiction over its case. On September 2, 2003, the Supreme Court upheld Smart’s appeal, reversing and setting aside the decision of the Court of Appeals and affirming that the Quezon City trial court could hear and decide the case. The case was remanded to the Quezon City trial court for continuation of the proceedings. The NTC filed a motion for reconsideration on September 29, 2003 which was denied with finality by the Supreme Court on November 13, 2003. The Supreme Court stated that “considering that the basic issues have already been passed upon and there is no substantial argument to warrant a modification of this court’s decision, the court resolves to deny consideration with finality.”

The Philippine Congress is considering five bills, each of which, if passed by Congress and enacted into law, would impose a 7% or 10% tax on the gross receipts of cellular operators. The proposed taxes would apply to both cellular calls and cellular data revenues and prohibit cellular operators from imposing additional charges or fees to compensate for the imposition of the proposed taxes.

We may be subject to significant local business and franchise taxes if we are unsuccessful in legal proceedings, which are pending

We are currently facing various lawsuits for local business and franchise taxes assessed by different local government units, or LGUs as described under “Item 8. Financial Information — Legal Proceedings — Taxation — Local Business and Franchise Taxes.” Generally, each province may impose local franchise tax at a rate of up to 0.5% of the gross annual receipts received or realized within that province. Cities within each province may also impose annual franchise taxes on gross annual receipts received or realized in those cities, at a rate that may not exceed the provincial franchise tax rate by more than 50%. In one case, involving the City of Davao, the Supreme Court has ruled that we are not exempt from payment of local business and franchise taxes. On March 25, 2003, the Supreme Court denied our motion for reconsideration and affirmed the local franchise tax assessment of Davao City in the amount of approximately Php4 million. Subsequently, PLDT paid the Davao City government franchise taxes covering the period 1999 to 2003, including the Php4 million, but we are seeking reconsideration of the surcharges and interests of about Php10 million imposed by the Davao City government. Although the Supreme Court decision would constitute a precedent, this will not automatically result in the termination of the other pending local franchise tax cases, with the courts rendering decisions adverse to us. While the courts in these cases are expected to adhere to this Supreme Court decision, each court would have to make its own determination based on the evidence introduced by the parties and the factual circumstances of each case. We cannot assure you that other LGUs will not file lawsuits against us or otherwise claim amounts owed in respect of business and franchise taxes. If the courts rule against us, we would be liable for these taxes, including interest and penalties, for past periods to the extent these taxes are assessed within five years from the date they were due and for future periods.

As of December 31, 2003, the aggregate amount claimed by the plaintiffs in these lawsuits was Php5,142 million with respect to PLDT, Php313 million with respect to Smart and Php45 million with respect to Piltel. We believe that in the event these lawsuits and protests were decided against us, in many cases, we would not be liable for the full amounts claimed by the local governments because these amounts (1) were computed based on the gross annual receipts received or realized not only from within the related province or city for the related period but also from gross annual receipts received or realized from other provinces or cities and (2) include assessments for periods occurring more than five years before the respective lawsuits were filed. Accordingly, in the event these lawsuits are decided against us, we believe that our potential liability is likely to be significantly lower than the amounts claimed by the plaintiffs.

Risks Relating to the Philippines

Our business may be affected by political or social instability in the Philippines

In the past three years, an increasing number of kidnapping, criminal and terrorist activities have occurred in Mindanao, principally led by the extremist "Abu Sayyaf" group, which reportedly has ties to the Al-Qaeda terrorist network. There have been a series of bombing incidents in key cities in Mindanao, including Davao City. The armed conflict between the Philippine military and the communist Moro Islamic Liberation Front also continues in Mindanao. This social unrest negatively impacted the operations of Piltel’s fixed line business in Mindanao.

In November 2001, members of the rebel groups damaged three of our cell sites located in Central Luzon and one of our relay stations, including some radio facilities, in Southern Mindanao in response to our failure to pay “revolutionary taxes” demanded by these groups. On July 27, 2003, approximately 300 Philippine soldiers took control of a shopping center and apartment complex in Makati City in an effort to express their dissatisfaction with the Philippine government. The mutineers surrendered within 20 hours. The government has reported that the actions taken by the approximately 300 Philippine soldiers were part of a coup attempt. In October 2003, a group of unidentified armed men inflicted minor damage to Smart’s cell site in Bicol.

On May 10, 2004, the Philippines held a presidential elections, as well as elections for members of the Senate and the Congress. The canvassing of votes has just been concluded and resulted in a victory by the incumber President Gloria Macapagal-Arroyo who successfully retained her post. The opposition has alleged irregularities in the presidential elections, such as stolen ballots and vote buying, and has threatened street protests. We cannot assure you that political events or terrorists’ activities will not result in major public protest or the involvement of the military in politics. Any political instability in the future may have a negative effect on our results of operations and financial condition. We cannot assure you that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies conducive to sustained economic growth or which do not impact adversely on the current regulatory environment for telecommunications or other companies.

Our results of operations may be negatively affected by slow growth rates and economic instability in the Philippines and in Asia

In the past, the Philippines has experienced periods of slow growth, high inflation, significant devaluation of the peso, imposition of exchange controls, debt restructuring and electricity shortages and blackouts, and has been significantly affected by economic volatilities in the Asian Region.

In 2003, the Philippine government incurred a fiscal deficit of Php199,900 million which was lower by approximately 6% from the Php212,000 million incurred in 2002. The fiscal deficit incurred for 2003 represents 4.7% of the nominal gross domestic product, or GDP.

On January 27, 2004, Moody’s downgraded the Philippine Government’s long-term foreign currency bond rating to “Ba2” with a negative outlook citing concerns over the government’s fiscal deficit and unsettled political dynamics. While Moody’s upgraded PLDT’s foreign currency senior unsecured debt rating to “Ba2” on the same day, PLDT outlook was constrained to negative by Moody’s reflecting the outlook on the Philippine Government’s rating. In case the Philippine sovereign rating is downgraded by Moody’s, it is highly likely that PLDT’s credit rating would be downgraded as well.

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

The Philippine government has, in the past, instituted restrictions on the conversion of the peso into foreign currency and the use of foreign exchange received by Philippine companies to pay foreign currency-denominated obligations. The Monetary Board of the BSP has statutory authority, with the approval of the President of the Philippines, during a foreign exchange crisis or in times of national emergency, to:

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

Item 4. Information on the Company

Overview

We are the leading national telecommunications service provider in the Philippines. Through our three principal business groups — wireless, fixed line, and information and communications technology — we offer a wide range of telecommunications services to over 15 million wireless and fixed line subscribers in the Philippines across the nation's most extensive fiber optic backbone and fixed line, cellular and satellite networks.

We are the leading fixed line provider in the Philippines with approximately 65% of the total reported fixed lines in service nationwide as of December 31, 2003. Smart, our wholly-owned subsidiary, is the leading cellular service provider in the country, with approximately 46% of total reported cellular subscribers as of December 31, 2003. Piltel, our 45.3%-owned subsidiary, had approximately 13% of total reported cellular subscribers as of December 31, 2003. We have interests in the information and communications technology sectors, including Infocom, one of the leading ISPs in the Philippines.

Our common shares are listed on the Philippine Stock Exchange, or PSE, and our American Depositary Shares are listed on the New York Stock Exchange and the Pacific Exchange. We had a market capitalization of approximately Php181,178 million (US$3,259 million) as of May 31, 2004, representing one of the largest market capitalizations among Philippine-listed companies. For the year ended December 31, 2003, we had consolidated revenues and EBITDA of Php112,036 million (US$2,016 million) and Php44,055 million (US$793 million), respectively. See footnote 5 to the selected financial data table in “Item 3. Key Information — Selected Financial Data” for a quantitative reconciliation of EBITDA on a consolidated basis to income (loss) before minority interest in net income of consolidated subsidiaries.

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is (632) 816-8024. Our website address is www.pldt.com.ph. The contents of our website are not a part of this annual report.

Historical Background and Development

PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is limited through 2028. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major shareholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company which at that time was the second largest telephone company in the Philippines. During 1998, First Pacific, through its Philippine and other affiliates, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications, through NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued common capital stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart.

PLDT’s original franchise, which was granted in 1928, was last amended in 1991 to be extended until 2028. The amended franchise (R.A. 7082), which became effective on August 24, 1991, also broadened PLDT’s franchise to permit PLDT to provide virtually every type of telecommunications service. PLDT’s franchise covers the business of providing basic and enhanced telecommunications services in and between the provinces, cities and municipalities in the Philippines and between the Philippines and other countries and territories including mobile, cellular, wired or wireless telecommunications system, fiber optics, multi-channel transmission distribution systems and their value-added services such as but not limited to transmission of voice, data, facsimile, control signals, audio and video, information services bureau and all other telecommunications systems technologies, as are at present available or can be made available through technical advances or innovations in the future. See “Item 8. Financial Information — Legal Proceedings — Quo Warranto Action” for information regarding legal proceedings initiated by the Solicitor General with respect to PLDT’s franchise.

Since the implementation of its Subscriber Investment Plan, or SIP, in 1973 pursuant to Presidential Decree No. 217, which, until April 21, 2003, required telephone subscribers to purchase shares of PLDT's preferred stock, PLDT has developed a broad base of public ownership with approximately 2,207,008 common and preferred shareholders of record as of December 31, 2003. Approximately 2,190,318 of these shareholders are Philippine persons representing approximately 88% of PLDT's outstanding common and preferred shares. For purposes of the percentages described in this paragraph, all the ADSs evidenced by American Depositary Receipts, or ADRs, are considered to be held of record in the United States. As approved by the NTC, the purchase of PLDT preferred shares by PLDT subscribers pursuant to the SIP became optional starting April 22, 2003.

On a consolidated basis, capital expenditures amounted to Php17,943 million, Php17,239 million and Php28,201 million in 2003, 2002 and 2001, respectively. Of these amounts, Php6,100 million, Php8,194 million and Php9,252 million were attributable to PLDT for 2003, 2002 and 2001, respectively, while Php11,305 million, Php7,564 million and Php17,961 million were spent by Smart for 2003, 2002 and 2001, respectively. The remaining balances were spent by our other subsidiaries, principally ePLDT and its subsidiaries.

Organization

Our two largest shareholders are First Pacific, a Hong Kong-based investment and management company engaged in consumer, telecommunications and property businesses, which, through its Philippine and other affiliates, beneficially owns 31.4% of our common shares, and NTT Communications, a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation of Japan, which beneficially owns 14.9% of our common shares.

PLDT and the following subsidiaries were all incorporated in the Philippines, except for PLDT Global, which was incorporated in the British Virgin Islands:

Name of Subsidiary/Investee	Principal Activity	Percentage of Ownership
		2003	2002	2001

Wireless
Smart and subsidiaries	Cellular mobile services	100.0	100.0	100.0
Telesat	Satellite communications services	94.4	94.4	94.4
ACeS Philippines	Satellite phone services	93.7	93.7	93.7
Mabuhay Satellite	Satellite communications services	67.0	67.0	67.0
Piltel and subsidiaries	Cellular mobile and telecommunications services	45.3	45.3	45.3

Fixed Line
Clark Telecom	Telecommunications services	100.0	100.0	100.0
Subic Telecom	Telecommunications services	100.0	100.0	100.0
Smart-NTT Multimedia, Inc.	Data and network services	100.0	100.0	100.0
PLDT Global and subsidiaries	Telecommunications services	100.0	100.0	100.0
PLDT-Maratel	Telecommunications services	97.5	97.5	92.3
BCC	Telecommunications, infrastructure and related value-added services	75.0	37.5	–

Information and Communications Technology
ePLDT and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0	100.0

Wireless

We provide cellular, satellite, VSAT and other services through our wireless business segment. Revenues from our wireless services accounted for 58% of our consolidated operating revenues for the year ended December 31, 2003.

Our cellular service (including handset sales), which accounted for about 99% of our wireless business revenues for the year ended December 31, 2003, is provided through Smart and Piltel. Smart is the leading cellular service provider in the Philippines, with approximately 10.1 million subscribers as of December 31, 2003, representing an estimated market share of approximately 46%. Piltel, a reseller of Smart's digital GSM capacity under its own branding and pricing strategy for voice and text messaging services, had approximately 2.9 million subscribers as of December 31, 2003, representing an estimated market share of 13%. In 2003, the combined number of Smart's and Piltel's subscribers (being served using Smart’s GSM network) increased by 51%, representing the largest increase in the number of cellular subscribers in absolute terms in that period among Philippine cellular providers. As of December 31, 2003, cellular penetration in the Philippines was approximately 27%, which was nearly seven times the country's fixed line penetration.

Smart's and Piltel's cellular subscriber gains were predominantly attributable to their respective prepaid GSM services, which were introduced in September 1999 and April 2000, respectively. Approximately 98% of Smart's cellular GSM subscribers were prepaid as of December 31, 2003. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market. The growth in our prepaid service has enabled us to increase and broaden our subscriber base rapidly while controlling credit risk and reducing billing and administrative costs on a per-subscriber basis.

Our cellular subscriber growth has also been driven by text messaging service. Text messaging service is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. During 2003, our text messaging service system handled 28,825 million outbound messages, an increase of 47% compared to 19,558 million outbound messages handled during 2002.

As of December 31, 2003, Smart's digital GSM network included 32 switching centers with a capacity of 14.3 million subscribers and 3,904 base stations covering 1,039 cities and municipalities. Piltel’s prepaid GSM service, Talk ‘N Text, is also supported on this network. In addition, Piltel had six active cell sites as of December 31, 2003.

Fixed Line

We are the leading fixed line operator in the Philippines and the only company providing fixed line telecommunications service throughout the country. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. As of December 31, 2003, we had approximately 2.1 million fixed lines in service. Revenues from our fixed line services accounted for 41% of our consolidated operating revenues for the year ended December 31, 2003.

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

Information and Communications Technology

Through our wholly-owned subsidiary, ePLDT, we provide broad-based integrated information and communications, or ICT, services focusing on infrastructure and solutions for internet applications, internet protocol-based solutions and multimedia content delivery. Incorporated in August 2000, ePLDT started commercial operations in February 2001. ePLDT's principal activities are the operation of an internet data center under the brand name Vitro™, call center businesses and Infocom, an ISP.

ePLDT has also invested in a number of other e-commerce and internet-related businesses, as described in “— Business — Information and Communications Technology — Infrastructure and Services — Other Investments” below.

As a new business, revenues from our information and communications technology services accounted for 1% of our consolidated operating revenues in 2003.

Strengths

We believe our business is characterized by the following competitive strengths:

•         Recognized Brands. PLDT and Smart are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for 75 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. Piltel’s Talk 'N Text brand, which is provided using Smart’s GSM network, has also gained significant recognition.

•         Leading Market Shares. With over 15 million wireless and fixed line subscribers as of December 31, 2003, we have the leading market position in both the fixed line and cellular markets in the Philippines. ePLDT’s subsidiary, Infocom, is one of the leading ISPs in the Philippines.

•         Diversified Revenue Sources. As a result of the continued growth of wireless service in the country, approximately 58% of our consolidated operating revenues in 2003 are now derived from our wireless business segment. Fixed line revenues, which represent 41% of our consolidated revenues in 2003 compared to 49% in 2002, have remained stable over the past three years despite pressures on traditional fixed line voice revenues, resulting from increases in our international long distance, fixed line data and other network services. We continue to identify and develop new revenue sources from our wireless, fixed line and ICT businesses.

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

•         Innovative Products and Services. We have successfully introduced a number of innovative and award-winning cellular products and services, including Smart Load, Talk ‘N Text Load and Pasa Load. Smart and Talk ‘N Text Loads are “over-the-air” electronic loading facilities designed to make reloading of air time credits more convenient for, and accessible to consumers. Pasa Load (literally means “transfer load”), a derivative service of Smart and Talk ‘N Text Loads, allows load transfers to other Smart Buddy and Talk ‘N Text subscribers.

•         Strong Strategic Relationship. We have an important strategic relationship with NTT Communications and First Pacific. The technological support, international experience and management expertise made available to us through these strategic relationships enhance our market leadership and ability to provide and cross-sell a more complete range of products and services.

Strategy

The key elements of our business strategy are:

•         Build on our leading positions in the wireless and fixed line businesses. We plan to build on our position as the leading wireless service provider in the Philippines by continuing to introduce new products and services to increase our subscribers’ use of our network for both voice and data, as well as their reliance on our services. We also plan to further increase the capacity and expand the geographic reach of our cellular network, as well as to improve our service quality and indoor coverage. Our operating target is to continue growth in profitability by increasing our revenues while controlling costs. We plan to build on our position as the leading provider of fixed line service in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost.

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

•         Strengthen our leading position in the data market. Recognizing the significant growth potential of data and other network services, including internet-based services, and their increasing importance to PLDT's overall business strategy, we are emphasizing the development of our data and network business segment to address the needs of large corporations, small and medium-sized enterprises and retail customers. We have launched a variety of products and services, including data network services like digital leased lines, frame relay, asynchronous transfer mode, or ATM, internet Protocol Virtual Private Network, or IP-VPN. We are progressively introducing internet-based services such as digital subscriber line, or DSL to our corporate and residential clients, International internet Gateway or I-Gate for ISPs and large corporations.

•         Strengthen our financial position. We are engaged in a number of initiatives to strengthen our financial position. We are working to increase our cash flow available for debt reduction by containing our operating costs, reducing capital expenditures and generating cash returns from our investments in subsidiaries. In December 2002, Smart made its first dividend payment of Php1,540 million (not to exceed 40% of its net income in 2001) to PLDT to supplement PLDT’s cash flows available for debt reduction, followed by Php4,300 million in June 2003 and Php1,866 million in November 2003 (representing dividends equivalent to 70% and 30%, respectively, of its 2002 net income) and Php11,280 million in May 2004 (representing 70% of Smart’s 2003 net income under Philippine GAAP.)

Business

Wireless

We provide cellular and satellite, VSAT and other services through our wireless business segment.

Cellular Service

Overview

Our cellular business, which we provide through Smart and Piltel to approximately 13 million GSM subscribers, more than 98% of whom are prepaid subscribers, is focused on providing wireless voice communications, wireless data communications (primarily through text messaging) and a variety of other value-added services, which include (a) Mobile Banking (banking services delivered over the mobile phone); (b) Smart zedTM; (c) Smart Money; and (d) international roaming, as well as other value-added services developed on Smart’s and Piltel’s own platform. Smart services the almost three million subscribers of Piltel on its GSM network through a facilities service agreement with Piltel, under the brand name Talk ‘N Text.

The following table summarizes key measures of our cellular business as of and for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,
	2003	2002	2001
Systemwide cellular subscriber base	12,947,197	8,599,306	6,368,850
Smart	10,080,112	6,825,686	4,893,844
GSM	10,080,112	6,825,686	4,641,666
Prepaid	9,831,135	6,649,038	4,569,616
Postpaid	248,977	176,648	72,050
Analog/ETACS (1)	–	–	252,178
Prepaid	–	–	87,429
Postpaid	–	–	164,749
Piltel	2,867,085	1,773,620	1,475,006
GSM—Prepaid(2)	2,867,085	1,773,620	1,329,326
Analog/CDMA(1)	–	–	145,680
Prepaid	–	–	76,473
Postpaid	–	–	69,207
Growth rate of cellular subscribers	51%	35%	81%
Smart	48%	39%	71%
GSM	48%	47%	99%
Analog/ETACS	–	(100%)	(52%)
Piltel	62%	20%	125%
GSM—Prepaid(2)	62%	33%	261%
Analog/CDMA	–	(100%)	(49%)
Cellular revenues (in millions)	Php63,434	Php45,565	Php32,835
Service (3)	51,001	30,583	19,820
Handset sales	12,433	14,982	13,015
Percentage of cellular revenues to total operating revenues	57%	49%	41%

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

(3)       Refers to GSM and analog voice and data revenues.

Service Plans. Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile and Smart Infinity. Smart Buddy is a prepaid service while Smart Gold, addict mobile and Smart Infinity are postpaid services, all of which are provided through Smart's digital GSM network.

Of Smart’s total cellular subscribers as of December 31, 2003, 98% were Smart Buddy prepaid subscribers and 2% were Smart Gold, addict mobile and Smart Infinity postpaid subscribers. Introduced in April 2003, addict mobile offers exclusive multimedia content to subscribers and features personalized means for internet surfing and allows subscribers to apply their allocated free credits towards their choice of data and value-added services. Smart Infinity is a premium postpaid plan launched in January 2004 for the affluent and highly mobile market, offering first class quality services, including a round-the-clock dedicated personal concierge service, international assistance services, premium handset packages and exclusive lifestyle content. Before Smart decommissioned its analog/ETACS network in December 2002, it had also offered analog prepaid and postpaid services under the brand names BillCrusher and PriceBuster, respectively.

Piltel markets its cellular services under the brand name Talk 'N Text, a prepaid service provided using Smart’s GSM network pursuant to a facilities service agreement between Smart and Piltel. As of December 31, 2003, Piltel’s Talk 'N Text subscribers reached 2,867,085.

Text Messaging Service and Other Value-added Services. Our cellular subscriber growth has been driven by text messaging service on GSM networks. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and cost-efficient alternative to voice and e-mail based communications. Text messaging also utilizes less network capacity than voice, thereby increasing network efficiency. Strong volume growth in text messaging contributed significantly to our cellular revenue growth in 2003. The total volume of messages handled by our text messaging service system during 2003 increased by 47% to 28,825 million outbound messages from 19,558 million outbound messages handled during 2002.

Our value-added services are primarily based on text messaging service technology. Since 2000, Smart launched the following value-added cellular services:

•         Smart zed™, a partnership with international cellular operator Sonera zed Ltd., or Sonera zed, of Finland, enables subscribers to personalize their information requirements not only as to the types of information required but also when the information is required. Sonera zed has introduced a single platform that provides access to local and global information through text messaging or wireless application protocol;

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

We also offer value-added services such as voice mail, information-on-demand, which is a service that allows subscribers to order information from our content providers whenever desired, mobile banking and TextMail, which is a service that allows subscribers to send and receive text messages through their personal computers and location-based services. In addition, we have a number of interactive activities, such as text games and chat services, developed on our own platforms.

Smart Money was cited as the "Best Product Innovation" by MasterCard International and the "Most Innovative GSM Wireless Service for Customers" at the 3rd GSM World Congress held in Cannes, France, in March 2001. In February 2004, at the sixth GSM World Congress, Smart Load, an over-the-air electronic loading facility designed to make reloading of air time credits more convenient for and accessible to subscribers was cited as the “Best Mobile Application or Service for the Consumer Market.”

Due to the high level of text messaging service usage, we believe that the Philippine market is well suited for text-based informational and e-commerce services. Our current approach is to continue maximizing our GSM, or 2G, services and also offer General Packet Radio Service, or GPRS or 2.5G, to service increased demand for bandwidth-intensive applications. GPRS allows data transfer at an average speed of up to 115 kilobits per second. In addition, we continue to upgrade our network to Enhanced Data for GSM Evolution, or EDGE. EDGE is a technology that would further increase the speed and data capability of our GSM network.

Rates and Discounts

A prepaid cellular subscriber is recognized as an active subscriber when that subscriber activates and uses the SIM card in the handset, which already contains Php100 worth of pre-stored air time. Subscribers can then reload by purchasing prepaid call-and-text cards that are sold in denominations of Php300, Php500 and Php1,000 or, by purchasing additional air time “over the air” via Smart Load and Talk ‘N Text Load in smaller denominations of Php30, Php60, Php115 and Php200, by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load (for prepaid subscribers only) or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A prepaid GSM account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. As a result, a subscriber would not be included in our churn rate calculation for up to 121 days to six months after the subscriber may have stopped using the service to make calls or send messages (although the subscriber may continue to receive calls and messages). These effects may cause our calculated churn rate for a period to be lower than the actual rate at which subscribers are ceasing to use Smart's and Piltel’s services, and may contribute to more rapid growth in calculated churn following periods of rapid subscriber growth.

Smart Buddy and Piltel’s Talk ‘N Text prepaid cards are sold in denominations of Php300, Php500 and Php1,000, which include 33, 83 and 250 free text messages, respectively. The stored value of a prepaid card remains valid for a period of two months from the time a subscriber activates the card. On May 11, 2003, we introduced Smart Load and Talk ‘N Text Load, an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to consumers. These over-the-air reloads come in the following denominations and corresponding expiration periods:

Denomination	Load Expiry	Equivalent Values

Php30	3 days	30 text messages or 4 local call minutes
Php60	6 days	60 text messages or 8 to 9 local call minutes
Php115	12 days	115 text messages or 15 to 17 local call minutes
Php200	30 days	200 text messages or 26 to 30 local call minutes

Smart and Talk ‘N Text Loads were followed in January 2004 with Pasa Load, a derivative service allowing prepaid subscribers to transfer even smaller denominations to other prepaid subscribers for a charge of Php1.00 per transfer. Pasa Load comes in denominations of Php2, Php5, Php10 and Php15, all carrying a one-day load expiry.

Beginning January 2004, Smart Buddy subscribers pay the following air time rates per minute: (a) Php6.50 for Smart-to-Smart and Smart-to-Talk ‘N Text subscribers; and (b) Php7.50 for Smart-to-other mobile operators, fixed lines and national long distance calls.

Prior to January 2004, Smart Buddy subscribers paid a rate of Php8.00 per minute for calls made during peak hours and Php4.00 per minute for calls made during off-peak hours, regardless of whether the calls were made within the Smart network or to other mobile operators’ networks. From October 25 to December 31, 2003, national long distance calls were charged at Php11.00 per minute for peak hours and Php7.00 per minute for off-peak hours. Previous to that date, Smart Buddy subscribers paid varying national long distance rates depending on the destination of the call.

Beginning January 25, 2004, Smart Gold launched its flat rate and consumable plans as follows:

•         Flat Rate (regular plans) Plans are available with monthly service fees ranging from Php500 to Php8,000 with varying amounts of free air time and text messages and different rates beyond the free minutes and text messages, depending on the monthly service fee. Monthly service fees for these plans are applicable only to local calls and text messages. All other services are billed on top of the monthly service fee; and

_

•         Consumable plans are available with monthly service fees ranging from Php800 to Php8,000 with different amounts of free air time and text messages and different rates beyond the free minutes and text messages. Subscribers to these plans may apply their monthly service fees to all voice calls, text messages (both local and international) and value-added services.

Under both types of plans, the rates for calls to other mobile operators, landlines and NDD calls are Php1.00 higher than calls within the Smart network.

From January 1, 2002 to January 24, 2004, Smart Gold subscribers could choose from seven different subscription plans with monthly services fees ranging from Php500 to Php3,500 with different amounts of free air time and text messages and different rates beyond the free minutes and text messages. Under each of these plans, calls during peak hours and to other mobile operators, landlines and NDD calls were charged at higher rates per minute than calls within the Smart network.

Prior to January 1, 2002, Smart Gold offered the following monthly air time plans: Php600, Php1,200, Php1,800, Php3,000 and Php4,000. Subscribers who enrolled in these plans prior to January 1, 2002 remained on these plans following introduction of the plans described above.

From April 12, 2003 to January 24, 2004, addict mobile offered seven different subscription plans with monthly services fees ranging from Php500 to Php3,500 with different amounts of free air time and text messages and different rates beyond the free minutes and text messages. Under each of these plans, calls during peak hours to other mobile operators, landlines and NDD calls were charged at higher rates per minute than calls within the Smart network.

On January 25, 2004, addict mobile began offering flat rate plans similar to the ones launched for Smart Gold on the same day with monthly service fees ranging from Php500 to Php3,500 with different amounts of free air time and text messages and different rates beyond the free minutes and text messages. Under each of these plans, calls to other mobile operators and landlines are charged at higher rates per minute than calls within the Smart network.

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

All Smart subscribers pay an international direct dialing rate of US$0.40 per minute. This rate applies to 200 destinations, including the United States, Hong Kong, Japan, Singapore, the United Kingdom and the United Arab Emirates. Smart charges US$0.98 per minute for 27 other destinations such as Afghanistan and Cuba and US$2.18 per minute for another ten destinations such as East Timor and the Falkland Islands.

Charges for point-to-point text messages beyond the allotted free text messages are as follows:

•         for Smart Buddy and addict mobile subscribers, Php1.00 per message; and

•         for Smart Gold and Smart Infinity subscribers, Php0.50 or Php1.00 per message, depending on air time plan.

Smart Buddy, Smart Gold and addict mobile subscribers pay the same charges for SMS-based value-added services, as follows:

•         Php15.00 per message for international text for Smart Buddy subscribers and Php10.00 per message for international text under the new Smart Gold plans and for addict mobile and Smart Infinity subscribers;

•         Php2.50 per message for e-text and information-on-demand services, such as news, stock and entertainment updates;

•         Php15.00 per download of ring tones and logos;

•         Php2.50 per Mobile Banking and Smart Money transaction, such as balance inquiry and fund transfer; and

•         Php10.00 per subscription download.

For multimedia messaging service, or MMS, and wireless application protocol, or WAP, services, the charges are as follows:

•         Php5.00 per person-to-person MMS still and animated images;

•         Php15.00 per download of pictures, greeting cards, polyphonic ring tones and traffic shots;

•         Php2.50 per MMS for e-text and information-on-demand services (such as news, stock and entertainment updates);

•         Php2.00 per transaction when surfing on the Smart WAP portal; and

•         Php0.25 per kilobyte when surfing outside the Smart WAP portal.

For voice mail retrieval, all Smart subscribers are charged Php6.50 per minute.

In addition to enjoying the same tariffs as Smart Gold subscribers, addict mobile subscribers are allowed to apply their allocated free credits on their choice of data and value-added services.

We sell our cellular services primarily through a network of independent dealers that generally have their own retail networks, direct sales forces and sub-dealers. These dealers include major distributors of cellular handsets. We currently have six dealers that carry out distribution throughout the Philippines. On December 1, 2002, Smart purchased the assets of Telecommunications Specialists, Inc., or TSI, a major dealer that used to account for more than half of our sales of prepaid air time cards, and integrated TSI’s employees following the acquisition. Account managers from our dealer sales force manage our dealer network and regularly update these dealers on our upcoming marketing strategies, promotional campaigns and product development. With the introduction of Smart Load and Talk ‘N Text Load in May 2003, Smart and Piltel moved into a new mode of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods such as shampoo and ketchup, required a distribution network more comparable to those of soft drink and beer distributors. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses over 400,000 retail agents, 80% of which are micro businesses (e.g. neighborhood stores, individuals acting as roving agents).

For prepaid services, we provided discounts to dealers for prepaid phone kits, air time cards and over-the-air reloads sold. Beginning August 1, 2002, Smart and Piltel reduced the maximum discount to dealers for prepaid phone kit sales from a range of Php1,000 to Php1,300 per unit sold in the form of prepaid “call and text” cards (depending on the volume purchased) to Php800 in cash per prepaid phone kit sold. An additional 1% rebate was given on cash purchases. Air time cards and over-the-air reloads are sold to dealers at volume discounts determined by the value of the cards purchased by the dealers. Discounts for air time cards sold range from 8% to 10% while discounts on over-the-air reloads range from 4% to 5%. Air time cards cannot be returned or refunded and normally expire within six to 12 months after release from the Smart warehouse. For postpaid services, we pay dealer discounts based on the air time plan sold.

Piltel's Talk 'N Text prepaid cards are sold in the same denominations and offer the same international direct dialing rates as Smart Buddy prepaid cards at US$0.40 per minute to all destinations. In October 2003, Piltel implemented an all-day/all-night flat rate of Php9.50 per minute for local calls, calls to other network and national long distance calls replacing the Php12.00 per minute during peak hours and Php8.00 per minute during off-peak hours. In January 2004, this rate was further reduced to Php6.50 per minute while the rate for Talk ‘N Text to Talk ‘N Text calls was reduced to a flat rate of Php5.50 per minute from Php6.50 per minute. The same rate of Php5.50 per minute is charged for voice mail retrieval. Talk ‘N Text subscribers are charged Php1.00 for a regular text message in excess of free text allocations while for value added services, such as text games, logo and ring tone downloads are charged within a range of Php2.50 to Php15.00 per message.

Satellite and VSAT

Overview

We currently provide satellite and VSAT services through Mabuhay Satellite and Telesat. ACeS Philippines, our satellite phone service provider, started to roll out fixed satellite terminals in the last quarter of 2001.

Mabuhay Satellite

We currently own 67% of Mabuhay Satellite, which is engaged in the control and operation of the Agila II satellite. Commencing commercial operations in January 1998, Agila II is the Philippines' first communications satellite. Mabuhay Satellite leases satellite space segments in both the C and Ku bands on the Agila II. Through Agila II, Mabuhay Satellite also offers internet backbone access, video and data broadcasting, and bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region. See “Item 5. Operating and Financial Review and Prospects –– Critical Accounting Policies –– Investments” and Note 8 – Investments to the accompanying consolidated financial statements in Item 18 for a discussion of our investment account in Mabuhay Satellite.

Telesat

We currently own 94.4% of Telesat which operates a nationwide communications satellite network using VSAT technology. Telesat offers voice, facsimile and data transmission services throughout the Philippines, including areas that are underserved or unserved by local fixed line operators.

Using VSAT technology, we also provide the following services:

•         point-to-multipoint data transmission services, usually for intercompany communication for corporate customers;

•         private point-to-point service; and

•         connectivity for the cell sites of our wireless network in outlying locations.

We lease transponder capacity on the Agila II to provide VSAT services.

ACeS Philippines

We currently own 93.7% of ACeS Philippines, which owns approximately 20.23% of AIL, and the remaining 6.3% of ACeS Philippines is owned by other shareholders of Piltel. AIL aims to develop and implement a satellite-based communications system to provide services to users in the Asia-Pacific region through the Garuda I satellite, or ACeS System and ACeS Service. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that will allow ACeS subscribers to access GSM terrestrial cellular systems in addition to the ACeS system. Further, AIL has an Air Time Purchase Agreement, or ATPA, with National Service Providers, or NSPs, in Asia, including PLDT. For further discussion of this ATPA, please see Note 18 – Related Party Transactions and Note 23 – Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18.

Revenues

Our satellite and VSAT service revenues consist of:

•         lease payments from the rental of Mabuhay Satellite’s C-band and Ku-band transponders;

•         revenues generated from Telesat’s nationwide satellite network; and

•         revenues generated from ACeS Philippines’ satellite phone service.

Rates

Mabuhay Satellite leases its transponders to third parties at annual rates of approximately US$1.5 million and US$1.0 million for its C-band and Ku-band transponders, respectively. Telesat provides its VSAT services on a cost plus mark-up basis. ACeS Service mobile subscribers are charged Php13.84 per minute for local and cell-to-cell calls and for national direct dial services while residential subscribers are charged a peak-hour rate of Php13.00 per minute and an off-peak hour rate of Php8.00 per minute for domestic calls regardless of destination. For ACeS System public calling offices, callers are charged Php4.50 and Php7.00 per minute for calls terminating to fixed line and cellular networks, respectively. Rates for international long distance calls, depending on the country of termination, ranging from US$0.35 per minute for frequently called countries to US$0.85 per minute for less frequently called countries.

Fixed Line

We provide local exchange, international long distance, national long distance, data and other network and miscellaneous services under our fixed line business segment.

Local Exchange Service

Overview

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT.

The following table summarizes key measures of our local exchange service segment as of and for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,
	2003	2002	2001

Number of PLDT local exchange lines in service (at period-end)	2,115,671	2,092,539	2,075,109
Net additions	23,132	17,430	159,124
Growth rate	1%	1%	8%
Number of PLDT employees (at period-end)	10,230	12,131	12,915
Number of local exchange lines in service per employee	207	172	161
Consolidated local exchange revenues (in millions)	Php20,728	Php21,345	Php21,356
Growth rate	(3%)	–	14%
Local exchange revenues as a percentage of total operating revenues	19%	23%	27%

We also provide local exchange services through our subsidiaries Clark Telecom, Subic Telecom, Maratel and Piltel. Together, these subsidiaries account for approximately 1% of our total fixed lines in service.

We regularly adjust our rates and introduce new products and services in an effort to increase our number of subscribers, improve our churn management efforts and minimize our credit risk exposure. Since 1999, we have launched a prepaid fixed line service, introduced additional value-added services, introduced initiatives aimed at increasing subscription in areas where we have excess capacity and reduced our installation fees, as described below under "— Rates."

Initially intended as an alternative affordable telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of PLDT’s overall churn and credit risk exposure management and subscriber retention strategy. For more information on prepaid fixed line services, see “–– Rates” below.

To attract new fixed line subscribers and retain existing ones, PLDT has introduced various value-added services such as Hype in April 2003. Hype is a full two-way fixed line text messaging service, which allows subscribers to send and receive text messages to and from landline and mobile phones, and is capable of international text messaging. Hype also allows subscribers to join TV network-based and new PLDT-initiated texting services.

Rates

As of December 31, 2003, basic monthly charges for our local exchange service in the Metropolitan Manila area were Php653.88 for a single-party residential line and Php1,362.66 for a single business line. Monthly charges vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. In July 2003, we launched the Telegusto promotion waiving installation charges up to December 31, 2003 to encourage subscriber growth. Installation charges amount to Php1,200 for residential customers and Php1,500 for business customers. Other than basic monthly charges, we do not charge our postpaid subscribers for local calls.

Pursuant to a currency exchange rate adjustment mechanism authorized by the NTC, we adjust our monthly local exchange service rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to us by the NTC, we are permitted to increase and are required to decrease these rates by 1% for every Php0.10 change in the exchange rate relative to a base exchange rate of Php11 to US$1.00. During 2003, we implemented 11 upward and three downward adjustments in our monthly local exchange service rates.

Effective January 1, 2003, local access charges for cellular subscribers’ calls that terminate to our fixed line subscribers increased from Php2.00 per minute to Php2.50 per minute, and was further increased to Php3.00 per minute effective January 1, 2004.

A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php500, Php300 and Php150. Reloads are valid for two months for the Php500 and Php300 card. The lower denomination of Php150 card, launched in September 2003, has an account life of 15 days. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within one month for the Php500 card, four months for the Php300 card, and 15 days for the Php150 card after the expiry of the last reload. All sales of prepaid cards, whether through dealers or through PLDT's business offices, are non-refundable. Our prepaid fixed line customers do not pay a basic monthly charge and are charged based on usage. For local calls, prepaid fixed line customers are charged based on usage at a rate of Php1.00 per minute. The international and national long distance rates we charge to our prepaid fixed line customers are similar to the rates we charge our postpaid customers. For a description of these rates, see "— International Long Distance Service — Rates" and "— National Long Distance Service — Rates." Prepaid phone kits, each containing Php500 worth of pre-stored call credits, are sold for Php1,900 per unit.

International Long Distance Service

Overview

Our international long distance service consists of voice and packet-based voice services that go through our international gateway facilities. We also generate international long distance revenues through access charges paid to us by other Philippine telecommunications carriers for incoming international voice calls that terminate to our local exchange network. Our packet-based voice services are transmitted over our existing traditional circuits: voice over internet protocol, or VOIP; network of a consortium of dominant carriers in Asia; ATM; and internet protocol global backbone of PLDT Global.

The following table shows certain information about our international long distance business as of and for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,
	2003	2002	2001

Total PLDT call volumes (million minutes)	2,183	2,576	2,814
Growth rate	(15%)	(8%)	18%
Inbound call volumes (million minutes)	2,028	2,409	2,648
Growth rate	(16%)	(9%)	18%
Outbound call volumes (million minutes)	155	167	166
Growth rate	(7%)	1%	18%
Inbound-outbound call ratio	13.1:1	14.4:1	16:1
Consolidated international long distance revenues (in millions)	Php12,634	Php10,636	Php11,701
Growth rate	19%	(9%)	(12%)
International long distance revenues as a percentage of total operating revenues	11%	11%	15%

International long distance service historically has been a major source of revenue. However, due to the steep decline in inbound termination and collection rates and intense competition, revenues derived from our international long distance service had been declining through the end of 2002. We adopted a two-pronged initiative in early 2000 with respect to inbound international service to try to address this issue. First, we lowered our inbound termination rates at that time.

By reducing our rates, we reduced the incentive for unauthorized traffic termination and bypass routings by international simple resale operators, and therefore were able to recover some lost traffic. Secondly, we intensified our efforts to identify and contain unauthorized traffic termination and bypass through more effective monitoring of our international trunks, leased lines or local network. International simple resale operation occurs when a company rents an international leased line from a Philippine international gateway operator, aggregates traffic outside the Philippines and carries and terminates this traffic at the public switch telephone network in the Philippines. International simple resale can be used to bypass the local access charge system, which is illegal in the Philippines.

Since 2001, we have become more selective in accepting incoming traffic from some carriers, particularly second and third tier international carriers. In addition, we adopted a policy requiring prepayment from certain second and third tier international carriers as a prerequisite for accepting their incoming traffic.

We are also pursuing a number of other initiatives to further strengthen our inbound business. Through PLDT Global, we aggregate inbound call traffic to the Philippines at our points of presence and, using our capacity in submarine cable systems connected to each point of presence, transmit calls to our network. PLDT Global is also enhancing the presence of PLDT in other international markets by offering new products and services such as international prepaid cards, SMS transit and other global bandwidth services. We believe this strategy will help us maximize the use of our existing international facilities, and develop alternative sources of revenue.

To stimulate call volume growth and prevent further erosion in our share of outbound international call traffic, we have introduced a number of marketing initiatives, including substantial cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for some customers.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2003, 2002 and 2001:

	Net Settlement
	Years Ended December 31,
	2003	2002	2001
	(in millions)

United States	US$52	US$68	US$82
Saudi Arabia	15	5	7
Canada	15	7	10
Italy	14	5	6
Japan	12	16	23
Australia	11	5	18
United Arab Emirates	10	8	3
Hong Kong	9	3	7
Taiwan	4	6	3
Others	77	63	41
Total	US$219	US$186	US$200

Rates

We adopted the U.S. FCC accounting rate benchmark of US$0.38 per minute for inbound international calls on January 1, 2000, which represented a settlement rate of US$0.19 per minute, for international long distance traffic between the Philippines and the United States. Adopting the U.S. FCC benchmark accounting rate one year ahead of the target date of January 1, 2001 allowed us pricing flexibility for inbound call traffic. Termination rates for inbound calls from the United States continued to decline through the end of 2002 to levels below the U.S. FCC benchmark accounting rate under pressure from unauthorized terminations and bypass operations. Termination rates for inbound calls from other countries have also been declining generally. As of December 31, 2002, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. PLDT increased termination rates with carriers accounting for a substantial portion of its international inbound traffic terminating on its fixed line network to an average of approximately US$0.12 per minute effective February 1, 2003. See “Item 8. Financial Information –– Legal Proceedings –– U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies”, “–– Investigation by U.S. Department of Justice” and Note 28 – Other Matters to the accompanying consolidated financial statements in Item 18 for further discussion.

Rates for outbound international long distance calls are based on the length of the call, country of destination, and type of service such as operator-assisted and direct-dialed calls. Our rates are quoted in U.S. dollars and billed in pesos. The peso amounts are determined at the time of billing.

Effective February 1, 2001, PLDT reduced its international direct dialing, or IDD, rates for retail customers from US$0.49 per minute for off-peak hours and US$0.69 per minute for peak hours to a flat rate for retail customers of US$0.40 per minute, applicable to all call destinations at any time on any day of the week. Additionally, in November 2001, PLDT introduced Budget Card, a prepaid call card offering a reduced IDD rate of US$0.24 per minute for calls to 20 overseas destinations including the United States, Canada, Japan and China. Budget Cards are sold in a denomination of Php200, which must be consumed within 30 days from first use.

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

The following table shows our national long distance call volumes and revenues as of and for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,
	2003	2002	2001

Total PLDT call volumes (million minutes)	2,017	2,145	2,756
Growth rate	(6%)	(22%)	(15%)
Consolidated national long distance revenues (in millions)	Php6,694	Php7,818	Php8,500
Growth rate	(14%)	(8%)	(19%)
National long distance revenue as a percentage of total operating revenues	6%	8%	11%

Cellular substitution and the widespread availability and growing popularity of alternative, more economical, non-voice means of communications, particularly e-mailing and cellular text messaging, have negatively affected our national long distance call volumes. The integration of some of our local exchanges into a single local calling area effective August 2000, as approved by the NTC, has also negatively affected our national long distance call volumes, and consequently, our revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

A substantial portion of our national long distance calls were direct-dialed calls. Operator-assisted calls are charged based on a minimum of three minutes plus operator charges, while direct-dialed calls are charged on a less costly per minute basis.

We offer various PLDT Premium Phone Services, which allows customers to choose from a range of service applications, such as appointment-booking services for select embassies in the Philippines (including, among others, the U.S. and Australian embassies), spiritual and love counseling, joining television-based game shows, celebrity chatting, downloading and sending of ring tones and logos, televoting, job postings, and myMusic, a music entertainment line to various popular artists. PLDT charges a minimum of Php10.00 per minute for these premium phone services.

Rates

Rates for national long distance calls are based on type of service, such as whether the call is operator-assisted or direct-dialed. In the latter part of 2001, PLDT simplified its rates for calls to fixed line subscribers and for those terminating to cellular subscribers resulting in an overall rate increase. For calls terminating to fixed line subscribers, the applicable rates from January to November 1, 2001 ranged from Php3.00 per minute to Php5.00 per minute, depending on distance and time of call. In line with its move towards rate simplification, PLDT simplified these rates to a flat rate of Php4.50 per minute effective November 2, 2001. At the same time, PLDT simplified its rates for calls terminating to cellular subscribers from a range of Php10.00 per minute to Php16.00 per minute to a uniform rate of Php13.75 per minute. Effective March 1, 2003, PLDT increased the rate for calls terminating to other local exchange carriers from a flat rate of Php4.50 per minute to Php5.00 per minute. In addition, NDD calls originating from and terminating to PLDT was also adjusted to Php5.00 per minute from a flat rate of Php4.50 per minute effective June 8, 2003. Through rate simplification, we aim to simplify our tariff structure in order to enhance the competitiveness of our products and services and increase our operating efficiencies. We adopted these simplified pricing plans with a view to maximizing our national long distance revenues going forward.

PLDT entered into new interconnection agreements with local exchange carriers and cellular operators. In particular, in May 2001, PLDT entered into an interconnection arrangement with the majority of other local exchange carriers, pursuant to which the originating carrier pays (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network and (2) an access charge of Php1.00 per minute to the terminating carrier. In addition, effective January 2002, access charges being paid by PLDT to cellular operators were reduced to Php4.50 per minute from Php6.50 per minute it paid for the period from July to December 2001. Prior to July 2001, PLDT was paying access charges ranging from a low of Php7.69 to a high of Php10.94 per minute for calls terminating to cellular subscribers, depending on whether the calls were local or long distance. PLDT still maintains revenue-sharing arrangements with a few other local exchange carriers, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity.

Data and Other Network Services

Recognizing the growth potential of data and other network services, including internet-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on this service segment. In 2002, this segment registered the highest percentage growth in revenues among our fixed line services and it continued to grow in 2003.

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

•         broadband/packet-based/internet protocol-based services — frame relay, ATM, internet protocol virtual private network, or IP-VPN, DSL, internet gateway and wholesale digital signal level 3, or DS3; and

•         other packet-based switching services — Datapac and integrated services digital network, or ISDN.

The foregoing services are used for the following:

•         domestic and international communications;

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

In 2003 and 2002, we continued to broaden our service offerings with the launch of new services and expansion or enhancement of some of the existing ones.

In May 2002, PLDT launched a pay-per-use dial-up internet service under the brand name PLDT Vibe, which is available on a postpaid or prepaid basis to PLDT’s fixed line subscribers. Charges for this service are Php0.25 per minute for off-peak hours, which are from 10:01 p.m. to 6:00 a.m., and Php0.50 per minute for peak hours, which are from 6:01 a.m. to 10:00 p.m. With the launch of PLDT Vibe, PLDT now offers two residential internet service packages targeting separate markets: PLDT Vibe for light to medium internet users and DSL broadband for heavy internet users. As of December 31, 2003, the number of PLDT’s fixed line subscribers that signed up for PLDT Vibe was 206,979, of which 129,447 were postpaid and 77,532 were prepaid subscribers, compared to 76,014 as of December 31, 2002, of which 60,878 were postpaid and 15,136 were prepaid subscribers, while the number of DSL subscribers reached 23,884 and 10,896 as of December 31, 2003 and 2002, respectively.

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

In April 2003, PLDT introduced Resort Solutions, a network service that provides communication links between the head office and the remote offices of vacation resorts. It enables resort offices to access the information vital to the business and to do transactions such as real-time updating of room bookings, real-time checking of room inventory or even real-time audit of resort profitability via IP-VPN or internet access.

In May 2003, Shops.work was fully launched, a network service that allows the electronic linking of retail stores providing, among other features, sales and inventory reports, up-to-date and real-time monitoring of sales and inventory, and on-line access to head offices.

In June 2003, Embed was introduced to the market through a soft launch. The service is a wholesale banking solution that enables a bank partner to build a community among its clients in a business to business or business to consumer arrangement through the use of IP-VPN network solution.

In September 2003, High Bandwidth Optical Service, or HBOS was launched, a dedicated high-speed point-to-point optical access solution that enables data mirroring, storage area network, or SAN, and local area network, or LAN, interconnectivity within Metro Manila. HBOS offers an option for a virtually ready alternative data center.

Information and Communications Technology

We conduct our information and communications technology businesses through our wholly-owned subsidiary ePLDT, which was incorporated in August 2000 and started commercial operations in February 2001. ePLDT is a broad-based integrated information and communications technology company, focusing on infrastructure and solutions for internet applications, internet protocol-based solutions and multimedia content delivery. ePLDT's principal businesses are the operation of: (a) an internet data center under the brand name Vitro™; (b) call centers through Vocativ and Parlance, which commenced commercial operations in April 2002 and June 2002, respectively, and (c) an ISP through Infocom.

Infrastructures and Services

Data Center

ePLDT operates VitroTM, one of the Philippines' first internet data centers. The Philippine Board of Investments granted Vitro™ pioneer status, which entitles it to tax and other governmental incentives. Vitro™ is a CISCO-certified co-location service provider. Vitro™ provides co-location, web and server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection and internet protocol security services, as well as firewall and managed firewall services.

Call Centers

ePLDT is focusing on developing its call center services business, which capitalizes on the availability of English-speaking labor in the Philippines. The call center service business is being undertaken through the following wholly-owned subsidiaries of ePLDT:

•         Vocativ which owns and operates a 722-seat call center facility with 883 customer service representatives, or CSRs, exclusively for clients of a global provider of customer relationship management services. Vocativ commenced commercial operations in April 2002; and

•         Parlance which owns and operates a 522-seat call center facility with 619 CSRs, exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements. Parlance commenced commercial operations in June 2002.

ePLDT sold its entire 51% interest in Contact World, Inc., another call center facility, on June 30, 2003 and assigned its receivables from the same to Service Zone Inc., a U.S.-based call center operator, for a total consideration of US$700,000.

Internet Service

ePLDT owns 99.6% interest in Infocom, one of the country's leading ISPs. Infocom offers consumer prepaid internet access under the name Warpspeed and postpaid internet access; dedicated dial-up and multi-user business dial-up access; broadband internet access through corporate leased lines and NOW cable internet; and consulting, web development and hosting.

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

In addition, we held convertible notes issued by Unilink Communications Corporation, or Unilink, which owns 100% of the shares of the Philippine Home Cable Holdings, Inc., or Home Cable, the Philippines’ second largest cable television operator by subscriber numbers. PLDT’s total investments in convertible notes of Unilink amounted to Php2,052 million as of December 31, 2002. Mediaquest Holdings, Inc., a company wholly-owned by the PLDT Beneficial Trust Fund, or BTF, owns all of the shares of Unilink. In June 2003, PLDT assigned and ceded unto the PLDT BTF all of its rights, interest and participation in respect of its investment in convertible notes of Unilink with a fair value of zero and effectively for zero consideration under U.S. GAAP.

These notes are convertible into shares of common stock of Unilink or exchangeable into common stock of Home Cable at the option of the holder, if and when the law limiting the ownership of cable television systems to Philippine citizens or corporations, which are 100% owned by Philippine citizens, is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, which is also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan of Home Cable. On December 6, 2001, Home Cable defaulted on the principal and interest payments in respect of certain of its loan obligations. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan repayment. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s share in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. On October 17, 2003, Home Cable signed a Memorandum of Agreement with its key creditors providing the framework and indicative terms and conditions for the restructuring of its debt obligations.

On July 18, 2001, we entered into a master consolidation agreement pursuant to which a newly incorporated company, Beyond Cable, Inc., would hold all interests in Sky Cable and Home Cable. Completion of the trasaction is subject to certain conditions, including obtaining consents of lenders of Sky Cable and Home Cable. Upon completion of the transaction, the Benpress Group, which currently holds the interests in Sky Cable, would hold a 66.5% interest in Beyond Cable and Mediaquest would hold remainder.

Wireless Network Infrastructure

Cellular

Through Smart, we operate a digital GSM network. To meet the growing demand for cellular services, Smart has implemented an extensive deployment program for its GSM network covering substantially all of Metro Manila and most of the other population centers in the Philippines. In 2003, Smart added 1,127 base stations to its nationwide cellular network, bringing to 3,904 Smart's total GSM base stations in operation. Smart has 32 mobile switching centers and 37 text messaging service centers, which have raised significantly Smart's GSM network capacity to cover approximately 14.3 million subscribers as of December 31, 2003. As of December 31, 2003, Piltel had six active cell sites.

Smart has an operating spectrum of 7.5 MHz in the 900 MHz band supporting both its GSM and previously its ETACS network and 17.5 MHz in the1800 MHz band for GSM. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz base transceiver stations in dense urban areas while its 900 MHz base transceiver stations can be much more economically deployed in potentially high growth, but less densely populated provincial areas. Spectrum constraints will not affect the Smart’s expansion plans for GSM in the foreseeable future. Piltel, on the other hand, has an operating spectrum of 11.5MHz out of the 12.5MHz allocated in the 800 MHz band.

Due to its access to PLDT’s network assets, Smart has been able to achieve significant capital expenditure savings, which are understood to be significantly less, on a per net addition basis, than its current competitors. This translates into an improved ability to price competitively and target the mass market subscriber base in the Philippines, while retaining profitability. Based on existing equipment purchase contracts, Smart expects incremental capital expenditure per net additional subscriber to amount to less than US$50.

The coming years will see continued increases in coverage (particularly indoor), as well as new types of BTS for outdoor, street level and commercial office coverage. Smart has recently started to introduce the Nokia ConnectSite GSM system for wider coverage and increased efficiencies in underserved areas of the Philippines. The new base station equipment called ConnectSite can be up to 25% more efficient than traditional outdoor cell sites. Smart is one of the very first operators in the world to adopt this system.

Smart and Piltel have been co-locating their cell sites where their base stations are installed. As of December 31, 2003, 20 of Smart's mobile switching centers and 75 of Smart's cell sites are housed in PLDT’s fixed line complexes while 233 of Smart’s cell sites are co-located with Piltel. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.

Satellite and VSAT

Mabuhay Satellite controls and operates the Agila II satellite, which has 30 C-band transponders and 24 Ku-band transponders covering the Asia-Pacific region, the Indian subcontinent and Hawaii. Of the 54 transponders, six have restricted usage due to satellite interference. Through Agila II, Mabuhay Satellite offers internet service, video and data broadcasting, and bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region. In December 2000, Agila II joined the U.S. FCC's "Permitted Space Station" list, which permits U.S. owned and operated earth stations in Hawaii to access Agila II for transpacific telecommunications, data, video and internet-over-satellite traffic and vice versa.

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

ACeS Philippines manages, controls and operates its own satellite gateway and other ground infrastructure, including a 13-meter feeder-link C-band earth station, beam congruency antenna and equipment that serve as the primary interface between the ACeS system and other telecommunications networks. It uses the Garuda I satellite to provide digital voice services to ACeS Philippines’ mobile and fixed terminal users within the Asian service area.

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment on customers’ premises, local access lines connecting customers to exchanges, referred to as “outside plant,” inter-office lines connecting exchanges, and long distance transmission equipment.

The following table gives some basic measures of the development of our domestic telephone network as of December 31, 2003, 2002 and 2001:

	As of December 31,
	2003	2002	2001

Number of central office exchanges	183	183	187
PLDT fixed lines in service	2,115,671	2,092,539	2,075,109
PLDT employees per 10,000 local exchanges in service	48	58	62

We have our own 5,400 kilometer domestic fiber optic backbone, the country's first telecommunications network using fiber optics in delivering voice, video, data, and other broadband and multimedia services nationwide. Constructed at a total cost of US$188 million, our fiber optic network employs synchronous digital hierarchy technology to improve network performance and reduce operating costs. Our network is composed of in-land and submarine cable installations and is configured in six self-healing rings and an extension link, allowing route delivery even in the event of link failures. It has an initial transmission speed of 2.5 gigabits per second and is connected directly to five existing international submarine cable systems. We use CS PLDT, a cable ship which we lease from NTT World Engineering Marine Corporation pursuant to a five year Chartered Arrangement Maintenance Contract to maintain the 2,400 kilometers of submarine cable comprising the submerged portion of our domestic fiber optic network, or DFON.

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

International

We provide international network services using our three international gateway switching exchanges. As of December 31, 2003, our international long distance facilities allow direct correspondence with 50 countries/territories (representing 76 correspondents) and can reach 229 foreign destinations worldwide. We also own interests in submarine and satellite systems, through which we route most of our international traffic.

The table below shows the submarine cable systems in which we have interests and the countries or territories they link:

Cable System	Countries Being Linked

B-M-P	Brunei, Malaysia and Philippines
G-P	Guam and the Philippines
Asia-Pacific Cable Network	Korea, Japan, Hong Kong, Taiwan, Australia, Philippines, Singapore, Malaysia, Indonesia and Thailand
Asia-Pacific Cable Network 2	Philippines, Hong Kong, Japan, Korea, Malaysia, Singapore, Mainland China and Taiwan
Transpacific Cable No. 4	Japan, Canada and the U.S. Mainland
Transpacific Cable No. 5	Guam, Japan, Hawaii and the U.S. Mainland
KN-KK	Kuantan and Kota Kinabalu in Malaysia
SEA-ME-WE-3

Japan, Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Cambodia, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany

SEA-ME-WE-2	13 countries in South East Asia, the Middle East and Western Europe, including Singapore, Indonesia, India, Saudi Arabia, Egypt, Italy, Turkey and France
Asia Pacific	Hong Kong, Japan, Singapore, Malaysia and Taiwan
PacRim West	Guam and Australia
PacRim East	Hawaii and New Zealand
M-T	Malaysia and Thailand
Hawaii-5	Hawaii and the U.S. Mainland
C-J	Mainland China and Japan
North Pacific	Japan, Alaska and the U.S. Mainland
H-J-K	Hong Kong, Japan and Korea
Americas Cable 1	U.S. Mainland, U.S. Virgin Islands, Brazil, Trinidad and Venezuela
China-U.S. Cable	Japan, China, Taiwan, Korea, Guam and U.S. Mainland
Columbus II Cable	U.S. Mainland, Italy, U.S. Virgin Islands, Mexico, Portugal and Spain
FLAG Cable	Japan, Korea, Mainland China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK
MAT 2 Cable	Italy and Spain
RIOJA Cable	Spain, UK, Belgium and Netherlands
RJK Cable	Russia, Japan and Korea
Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
TASMAN2 Cable	Australia and New Zealand
TAT 10 Cable	Germany and the Netherlands
TAT 12/13 Cable	U.S. Mainland, UK and France
TVH Cable	Thailand, Vietnam and Hong Kong
EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines
PC-1 and Japan-U.S. Cable	Japan and the U.S.

Interconnection Agreements

Since the issuance of Executive Order No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers' networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and cellular carriers.

Prior to July 1, 2001, PLDT retained an origination charge of Php2.00 per minute on every call terminating to the network of Smart or Globe. From July 1, 2001 to December 31, 2001, Smart and Globe charged PLDT Php6.50 per minute pursuant to an amended interconnection agreement. The new arrangement also applied to national long distance calls originating from PLDT and terminating on the cellular network of either Smart or Globe removing any distinction between access charges for local calls and national long distance calls. For local calls originating from PLDT and terminating to the cellular networks of Smart and Globe, Smart and Globe charged PLDT a rate of Php4.50 per minute effective January 1, 2002. Effective January 1, 2004, calls terminating to cellular subscribers originating from fixed line subscribers will be charged a termination rate of Php4.00 per minute, a decrease from the previous Php4.50 per minute.

Effective January 1, 2003, local access for cellular operators, including Smart and Piltel, which terminate calls on PLDT’s fixed line network increased from Php2.00 per minute to Php2.50 per minute, which further increased to Php3.00 per minute effective January 1, 2004.

Under a separate agreement between PLDT and PAPTELCO, PLDT is the transit facility provider between Smart, Globe and PAPTELCO. Transit traffic is an accommodation by PLDT to Smart, Globe and PAPTELCO members where PAPTELCO members have no direct interconnection with either Smart or Globe.

Effective February 1, 2003, international calls terminating on PLDT’s fixed line network were charged a termination rate of an average of approximately US$0.12 per minute from the previous rate of an average of approximately US$0.08 per minute. Also, international calls terminating on Smart’s and Piltel’s cellular network were charged a termination rate of an average of approximately US$0.16 per minute, an increase from the previous termination rate of an average of approximately US$0.12 per minute.

Effective January 1, 2002, Smart charged a termination rate of Php4.00 per minute for calls originating from/terminating on another cellular operator’s network. For SMS originating from Smart and Piltel and terminating on other operators’ cellular network and for SMS originating from other operators and terminating on Smart’s and Piltel’s cellular network, the charge is Php0.35 per message.

Licenses and Regulation

PLDT, Smart and Piltel provide telecommunications services pursuant to legislative franchises, which expire, in the case of PLDT, November 28, 2028, in the case of Smart, March 27, 2017 and, in the case of Piltel, May 14, 2019. A franchise holder is required to obtain operating authority from the NTC to provide specific telecommunications services. These approvals may take the form of a CPCN or, while an application for a CPCN is pending, a provisional authority to operate.

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which expire at various times between now and 2028. PLDT's CPCNs to provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expired in 2003. Although some of PLDT's CPCNs and provisional authorities have already expired, PLDT filed timely applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. PLDT expects that the NTC will grant these extensions; however, there is no assurance that this will occur. The period of validity of some of PLDT’s CPCNs expired on November 28, 2003, coterminous with the term of its previous franchise under R.A. 6146, which has been extended further by the NTC to November 28, 2028, coterminous with PLDT’s current franchise under R.A. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 are now pending with the NTC. See “Item 3. Key Information — Risks Factors — Risks Relating to Us — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises and rates." Piltel holds a CPCN to provide a nationwide cellular telephone service which expires in August 2019.

Smart operates its cellular, international long distance and national long distance services pursuant to CPCNs, the terms of which will expire upon the expiration of its franchise. On August 26, 2002, Smart was granted a CPCN to install, operate and maintain nationwide global mobile personal communications via satellite which shall also expire upon expiration of its franchise. Smart’s provisional authority to establish, install, maintain, lease and operate an international private leased circuit expired on May 6, 2003. Prior to its expiration, Smart filed for an extension of this provisional authority. On July 22, 2002, Smart was granted separate CPCNs to operate a cellular mobile telephone system and an international gateway facility.

Piltel is authorized to provide virtually every type of telecommunications service, including the transmission of voice, data facsimile, audio and video and information services, in and between provinces, cities and municipalities throughout the Philippines. The franchise, which was last amended on May 14, 1992, expires on May 14, 2019 and may be extended by a legislative act of the Philippine Congress.

The following table sets forth the spectrum system, licensed frequency and bandwidth allocated to Smart and Piltel:

Carrier	Spectrum System	Frequency Assignment	Bandwidth

Smart	ETACS/GSM 900	897.5-905/942.5-950 Mhz	7.5 Mhz
	GSM 1800	1725-1730/1820-1825 Mhz	5.0 Mhz
		1730-1732.5/1825-1827.5 Mhz	2.5 Mhz
		1735-1740/1830-1835 Mhz	5.0 Mhz
		1745-1750/1840-1845 Mhz	5.0 Mhz
Piltel	AMPS/CDMA	824-835/869-880 Mhz	11.0 Mhz
		845-846.5/890-891.5 Mhz	1.5 Mhz

Operators of international gateway facilities and cellular telephone operators, pursuant to E. O. 109, are required to install a minimum number of local exchange lines. Of these new lines, operators are required to install one rural exchange line for every ten urban exchange lines installed. Smart and Piltel were required to install 700,000 and 400,000 lines, respectively, and each has received a certificate of compliance from the NTC.

We are required to pay various permit, regulation and supervision fees to the NTC and are currently engaged in disputes with the NTC over some of the assessed fees. For more information on these disputes, see “Item 8. Financial Information –– Legal Proceedings — NTC Fees.”

On May 27, 1998, Smart filed an Urgent Ex Parte Motion and Manifestation regarding the permit fee in the amount of approximately Php113 million assessed by the NTC for CPCN 93-482, pertaining to Smart’s Integrated Local Exchange Telephone Service, Domestic Toll Service and Private Line Service. Smart contended that the fee should have been calculated on the basis of the actual local exchange carrier project cost, and that therefore the fee should be Php70 million. Although the NTC has not yet resolved this issue, Smart has already paid Php50 million in respect of this assessment as of the date of filing of this annual report.

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

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act (R.A. 7925) requires a telecommunications entity with regulated types of services, such as Smart and Piltel, to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares by the later of the following:

•         the fifth anniversary of the date the law became effective; and

•         the fifth anniversary of the date of the entity’s commencement of commercial operations.

PLDT and Piltel have complied with this requirement. Smart believes that it has ten years from the commencement of its operations, or until August 2004, to conduct a public offering because the Philippine government has granted franchises to other telecommunications companies requiring a public offering within ten years from the later of their commencement of operations or the date on which the franchise was granted. Because R.A. 7925 provides that any advantage granted under existing franchises automatically becomes part of previously granted telecommunications franchises, Smart believes that it is also entitled to this ten-year period. PLDT currently contemplates to cause Smart to conduct a public offering based on market conditions and in accordance with applicable rules and regulations of the PSE. The Philippine Congress may revoke the franchise of Smart if it fails to comply with the requirement under R.A. 7925 on the public offering of its shares by August 2004. A quo warranto case may also be filed against Smart by the Office of the Solicitor General of the Philippines on the ground of violation of R.A. 7925 if Smart will fail to conduct public offering of its shares by August 2004.

In addition, the Philippine Congress is considering five bills, each of which, if passed by Congress and enacted into law, would impose a 7% or 10% tax on the gross receipts of cellular operators. The proposed taxes would apply to both cellular calls and cellular data revenues and prohibit cellular operators from imposing additional charges or fees to compensate for the imposition of the proposed taxes.

Competition

The enactment of the Public Telecommunications Policy Act (R.A. 7925) of the Philippines in March 1995 consolidated the government's various policy issuances governing the telecommunications industry and reaffirmed, among other things, the policy of liberalizing the industry and opening up the telecommunications market to new entrants. Including us, there are nine major local exchange carriers, 11 international gateway facility providers, and six cellular service providers in the country, including one which has not yet commenced operations. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly cellular, fixed line and data and other network services segments.

Cellular Service

Competition in the cellular business has intensified with the introduction by competitors of affordably priced handsets offering a range of new functions and features, new and improved plans for postpaid subscribers, reduced rates per minute and aggressive marketing and promotional strategies. Our principal competitor in the cellular business is Globe, which acquired Islacom in 2001. The principal bases of competition are price, including handset cost, quality of service, network reliability, geographic coverage and attractiveness of packaged services.

Cellular operators are also competing actively against each other in launching innovative products and value-added services. The growing range of cellular products and services now include text messaging, multimedia messaging, voice mail, text mail, international roaming, information-on-demand, mobile banking, e-commerce, mobile data and cellular internet access.

Consistent with industry practice and Smart’s churn management efforts, Smart "locks" the handsets it sells to its subscribers, rendering them incompatible with SIM cards issued by competitors. However, subscribers may have their handsets “unlocked” by unauthorized parties, for a nominal fee, and purchase new SIM cards from competing operators. “Unlocking” does not involve significant cost. In addition, switching to another cellular operator would result in a change of the subscriber’s cellular telephone number.

There are six operating cellular service providers, namely Smart, Piltel, Globe, Islacom, Digitel and Express Telecom. Globe acquired Islacom (now known as Innove) to form into one operating group while Smart and Piltel, both being part of the PLDT Group, form another operating group. There are therefore effectively only two key competitors in the Philipppine cellular market. Digitel commenced its cellular service, Sun Cellular, on March 29, 2003 and is estimated to have less than 1% of the market. Extelcom operates on an analog platform and is estimated to have less than 50,000 subscribers.

Local Exchange Service

The concerted nationwide local exchange line build-out by various players, as mandated by the Philippine government, significantly increased the number of fixed lines in service in the country and resulted in wider access to basic telephone service. The growth of the fixed line market has considerably weakened due to the surge in demand for cellular services and the general sluggishness of the national economy. Nevertheless, we have sustained our leading position in the fixed line market on account of PLDT's extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market are Digitel, BayanTel and Globe.

Over the past couple of years, however, competition among local exchange operators has reduced as certain operators have faced financial difficulties or have shifted strategic focus away from the fixed line business to cellular services. On the other hand, we are facing increasing competition from cellular operators mainly due to substitution of cellular services for fixed line services.

International Long Distance Service

Including us, there are 11 international gateway facility operators in the country. While we have so far been able to maintain a leadership position in this highly competitive segment of the industry, in recent years, our market share has reduced largely as a result of (1) competition from other international gateway facility operators and international simple resale operators, (2) an increase in inbound and outbound international long distance calls terminating to and originating from the growing number of cellular subscribers, and (3) the popularity of alternative and cheaper means of long distance communications, such as text messaging, e-mailing and internet telephony, further heightening the competition.

With respect to inbound calls into the Philippines, we adopted the U.S. FCC benchmark accounting rate of US$0.38 per minute for inbound international calls which represented a settlement rate of US$0.19 per minute, one year ahead of the target date of January 1, 2001. This provided us with increased flexibility to terminate more U.S. traffic into the Philippines, minimize unauthorized traffic termination through international simple resale operations and recover traffic lost due to bypass routings. We have also established presence in key cities overseas to identify traffic at its source, maximize the use of our international facilities and develop alternative sources of revenue. Effective February 1, 2003, after lengthy negotiations with approximately 100 telecommunications operators around the world, we increased the termination rate with carriers accounting for a substantial portion of our international inbound traffic terminating on our fixed line network to an average of approximately US$0.12 per minute. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. See “Item 8. Financial Information –– Legal Proceedings –– U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies”, “Item 5. Operating and Financial Review and Prospects –– Results of Operations –– 2003 Compared to 2002 –– Consolidated Operating Revenue –– Fixed Line –– International Long Distance”, “Item 3. Key Information –– Risks Factors–– Risks Relating to Us –– Our results of operations have been, and may continue to be, adversely affected by competition in international long distance service” and Note 28 – Other Matters to the accompanying consolidated financial statements in Item 18 for further discussion.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and cellular businesses, which are the origination points of outbound international calls. We have also introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers.

National Long Distance Service

Since 2000, our national long distance service business has been negatively impacted by the growing number of cellular subscribers in the Philippines and the widespread availability and growing popularity of alternative economical non-voice methods of communication, particularly text messaging and e-mailing.

While national long distance call volumes have been declining, we have remained a leading provider of national long distance service in the Philippines due to our significant subscriber base and ownership of the Philippines’ most extensive DFON. In order to mitigate the decline of our national long distance revenues, we have renegotiated the interconnection agreements with the cellular operators to provide the fixed line business a more equitable access charge arrangement for calls between fixed line and cellular subscribers.

Data and Other Network Services

Another rapidly growing segment of the industry is the market for data and other network services. The growth is spurred by the significant growth in consumer/retail narrowband and broadband internet access, enterprise resource planning applications, call centers, business process outsourcing, on-line gaming and other e-services that drive the need for broadband and internet-protocol based solutions both here and abroad. Our principal competitors in this area are Globe/Innove, BayanTel, Eastern Telecommunications and Digitel. The principal bases of competition in the data services market are price, customer service and quality of service.

Environmental Matters

We have not been subject to any material fines or legal or regulatory action involving non-compliance with environmental regulations of the Philippines. We are not aware that we are not in compliance in any material respect with relevant environmental protection regulations.

Intellectual Property Rights

We do not own any material intellectual property rights apart from our brand names and logos. We are not dependent on patents, licenses or other intellectual property which are material to our business or results of operations, other than licenses to use the software that accompany most of our equipment purchases.

Properties

PLDT owns four office buildings located in Makati City and owns and operates 183 exchanges nationwide, of which 61 are located in the Metropolitan Manila area. The remaining 122 exchanges are located in small cities and municipalities outside Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications.

Smart’s digital GSM network includes 32 switching centers with a capacity of over 14 million subscribers and 3,904 base stations covering 1,039 cities and municipalities nationwide. Piltel also has six active cell sites at the end of 2003.

As of December 31, 2003, our principal properties, excluding property under construction, consisted of the following, based on book value:

•         53% consisted of cable and cellular facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

•         30% consisted of central office equipment, including three international gateway facilities, six pure national toll exchanges and 15 combined local and toll exchanges, and communications satellite;

•         8% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment;

•         1% consisted of information origination and termination equipment, including, pay telephones and radio equipment installed for customers use, as well as cables and wires installed within customers' premises; and

•         8% consisted of other work equipment.

For more information on these properties, see Note 7 – Property, Plant and Equipment to the accompanying consolidated financial statements in Item 18. These properties are located in areas being served by our exchanges. In our opinion, these properties are in good condition, except for ordinary wear and tear, and are adequately insured.

The majority of our connecting lines are above or under public streets and properties owned by others.

PLDT's and Smart’s properties are free from any mortgage, charge, pledge, lien or encumbrance. However, substantial properties of Piltel and Mabuhay Satellite are subject to liens.

PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, telecommunications equipment locations and various office equipment.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements (and the related notes) as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and “Item 3. Key Information — Risk Factors" and elsewhere in this report. Our audited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with U.S. GAAP. For convenience, certain peso financial information in the following discussions has been translated to U.S. dollars at the exchange rate at December 31, 2003 of Php55.586 to US$1.00, as quoted through the Philippine Dealing System.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•         Wireless — wireless telecommunications services provided by PLDT’s subsidiaries, Smart and Piltel, our cellular service providers, and Mabuhay Satellite, ACeS Philippines, and Telesat, our satellite and VSAT operators;

•         Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, SNMI and Maratel, which together account for approximately 1% of our consolidated fixed lines in service, BCC (in 2003) and PLDT Global; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary, ePLDT, internet access services provided by ePLDT’s subsidiary Infocom, and e-commerce, call centers and IT-related services provided by ePLDT’s other subsidiaries and associates.

Key performance indicators and drivers that our management uses for the management of our business include, among others, the general economic conditions in the Philippines, our subscriber base, traffic volumes, and interconnection arrangements.

Wireless

Our wireless business provides cellular and satellite, VSAT and other services, contributing about 99% and 1% of our wireless revenues, respectively, as of December 31, 2003. Rapid growth in the cellular market has resulted in a change in our revenue composition and sources of our revenue growth. For 2003, cellular service was our major revenue source surpassing fixed line revenues by four percentage points. As of December 31, 2003, Smart and Piltel, which offers GSM service using Smart’s GSM network, had the largest and third largest cellular subscriber bases, respectively, in the Philippines. In addition, Smart’s and Piltel’s subscribers increased by 51% in 2003, resulting in our aggregate system-wide cellular subscribers outnumbering our fixed line in service by more than 6 to 1 at the end of 2003. Cellular data services, which include all text messaging and text-related services ranging from ordinary text to value-added services, contributed significantly to our revenue increase. Wireless business revenues accounted for 58%, 50% and 42% of our consolidated revenues for 2003, 2002 and 2001, respectively.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services and miscellaneous services. Until 2003, fixed line services have been our major revenue source contributing 49% and 58% of total operating revenues in 2002 and 2001, respectively. Although relatively stable in absolute terms, our fixed line revenues’contribution to consolidated operating revenues have declined to 41% in 2003, largely due to the substantial growth in our wireless business. Local exchange revenues have declined slightly owing to shift in subscriber preference from postpaid to prepaid service. National long distance revenues have also been declining largely due a drop in call volumes, and an increase in the proportion of calls subject to revenue sharing with other carriers. Mitigating these declines was the steady growth of our data and other network services over the recent years. Recognizing the growth potential of the data and other network services segment, we have put considerable emphasis on the development of new packet-switched, data-capable and internet-based networks. International long distance revenues have declined until 2002 due to lower inbound call volumes, lower termination rates and increased competition and substitution, but has increased its contribution to the overall fixed line revenues in 2003 on account of an increase in our average termination rates.

Information and Communications Technology

Our information and communications technology business is conducted through our wholly- owned subsidiary, ePLDT, which was incorporated in August 2000 and started commercial operations in February 2001. ePLDT’s principal businesses are the operation of an internet data center under the brand name VitroTM; two wholly-owned call centers, Vocativ and Parlance; and Infocom, an ISP. The revenue contribution of our information and communications technology segment accounted for 1% of our total consolidated operating revenues for the years 2003 and 2002, and less than 1% in 2001.

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

We believe the following represent our critical accounting policies under U.S. GAAP. The impact and any associated risks relating to these policies in our business operations are discussed elsewhere in this section.

Revenue Recognition

Revenue for services is stated at amounts invoiced to customers and excludes value-added tax. We provide wireless communication services, fixed line communication services, and information and communications technology services. We provide such services to business, residential, payphone and mobile customers. Revenue represents the value of fixed consideration that has been received or is receivable. Revenue is recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. We do not provide our customers with the right to a refund.

Products and services

Subscriptions. We provide telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average period of the customer relationship of seven years and three years for fixed line and cellular service, respectively. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro rata basis.

Air time, traffic and value-added services. Prepaid service revenue collected in advance is deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Payphone service revenue is recognized when the service is provided. Interconnection revenue for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or the connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenue related to products and value-added services is recognized upon delivery of the product or service.

Equipment sales. Sales of communication equipment are recognized upon delivery to the customer.

Directory services. Revenue related to published directory services is recognized on a pro rata basis over the period in which the publication expires, which is generally 12 months. Telephone-based directory service revenue is recognized when the service is provided.

Incentives. We record commission expense based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction from revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

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

Also, Smart carried out an impairment review of its analog assets in 2001 as a result of declining subscriber numbers, decreasing average revenue per user and the general migration of analog subscribers to Smart’s GSM services. This resulted in an asset impairment charge of Php3,783 million in 2001 based on the estimated discounted future cash flows from continued use and eventual disposition of these assets. In 2001, Smart wrote-off the unamortized intangible assets (customer lists) amounting to Php2,077 million relating to analog customers.

As of December 31, 2003, ACeS Philippines has a 20% investment in AIL, a company incorporated under the laws of the island of Bermuda. AIL owns the Garuda I satellite and the related system control equipment in Batam, Indonesia. In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its intangible properties, including the Garuda Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various banks signed the Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012. As of December 2001, AIL has incurred recurring significant losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the NSP’s inability to generate the amount of revenues originally expected as the growth in subscriber numbers have been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized an impairment provision in respect of our investment in AIL of Php3,314 million and ground station equipment of ACeS Philippines in relation to the business of AIL in 2001 of Php673 million.

PLDT’s total investments in convertible notes of Unilink amounted to Php2,052 million. These notes are convertible into shares of common stock of Unilink or exchangeable into common stock of Home Cable at the option of the holder, if and when the law limiting the ownership of cable television systems to Philippine citizens or corporations, which are 100% owned by Philippine citizens, is eventually changed. Unilink is a Philippine corporation owning all the outstanding common stocks of Home Cable, which is also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines. All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan to Home Cable. On December 6, 2001, Home Cable defaulted on the principal and interest payments in respect of certain of its loan obligations. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan repayment. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s share in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. Home Cable is currently engaged in negotiations with the lenders to restructure its debt. On the basis of Home Cable’s default on certain of its obligations, the uncertainty surrounding the negotiations with its creditors and equity holders, and its financial condition, we provided for a full permanent decline in value of our investment totaling Php2,052 million in 2001. In June 2003, PLDT assigned and ceded unto the PLDT Beneficial Trust Fund, or BTF, all of its rights, interest and participation in respect of its investment in convertible notes of Unilink with a fair value of zero and effectively for zero consideration under U.S. GAAP. In addition, PLDT also ceded its rights, interest and participation to certain other assets unrelated to Unilink for and in consideration of partial payment of the contributions which PLDT is required to make to the BTF under PLDT’s employee benefit plan.

The preparation of the estimated future cash flows involves significant judgment and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment changes under U.S. GAAP.

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

Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by subscribers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers based on the age status of the receivable.

Full allowance is provided for carrier accounts which have been past due for over 360 days from transaction date and after a review of the status of settlement with other carriers.

An increase in our allowance for doubtful accounts would increase our recorded operating expenses and decrease our current assets. Provision for doubtful accounts amounted to Php4,092 million in 2003, Php4,160 million in 2002 and Php3,221 million in 2001. The provision for doubtful accounts represented approximately 4% of our consolidated operating revenues for each of the years ended December 31, 2003, 2002 and 2001.

Acquisitions and Intangible Assets

Acquisitions have generally been accounted for as purchases. Accordingly, the acquisition of Smart was accounted for using the purchase method of accounting. The excess of the total acquisition cost over the fair value of the net assets acquired was Php23,096 million. Based on management's review and estimate, Php5,900 million was recorded as the value of customers acquired. Prior to 2002, the excess of the total acquisition cost over the fair value of the net assets acquired was amortized on a straight-line basis over five years. Starting 2002, the unamortized balance is reviewed annually for impairment using the fair value approach. On the other hand, prior to 2001, customers list for both GSM and analog subscribers were amortized over five years which at that time was the expected average period of the customer relationship. Beginning 2001, we revised our estimated useful life of the acquired GSM customer lists based on our analysis of customer churn rates over three years. The unamortized balance of the analog customer lists was fully impaired in 2001. Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the assets and liabilities purchased.

Foreign Exchange Revaluation Losses

When we incur unhedged foreign currency-denominated liabilities arising directly from the acquisition of property, plant and equipment invoiced in a foreign currency, such as U.S. dollar-denominated loans to finance equipment purchases, foreign exchange losses on those liabilities are charged or credited to operations in the current period. In recent years, the Philippine peso has depreciated significantly against the U.S. dollar, resulting in substantial foreign exchange losses, and has resulted in our incurring net losses for certain periods.

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

Pension Cost

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 19 – Employee’s Benefit Plan to the accompanying consolidated financial statements in Item 18, and include among others, discount rates, expected returns on plan assets and rates of compensation increase. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.

Legal Contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. See “Item 8. Financial Information — Legal Proceedings.”

Impact of Recently Issued Accounting Pronouncements

In June 2002, the Financial Accounting Standard Board, or FASB, issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force, or EITF, Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 supersedes EITF Issue No. 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring should not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No., or FIN, 46, “Consolidation of Variable Interest Entities.” The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. FIN 46 requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for variable interest entities that are consolidated as well as those within which an enterprise holds a significant variable interest. For variable interests in entities commonly referred to as “special purpose entities”, implementation of this statement is required by January 1, 2004. And for all other variable interest entities, implementation is required by December 31, 2004.

In April 2003, the FASB issued SFAS 149, Amendment of SFAS 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

In May 2003, the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes standards on how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. The Statement requires that the Company classify as liabilities the fair value of all mandatorily redeemable financial instruments that had previously been recorded as equity or elsewhere in the consolidated financial statements. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective for all existing financial instruments, except for minority interests in limited-life entities, beginning of the first interim period beginning after June 15, 2003. Certain provisions of this Statement relating to noncontrolling interests in limited-life subsidiaries were deferred indefinitely. We continue to monitor the deferral status of SFAS 150.

The adoption of FIN 46, SFAS 146, SFAS 149 and SFAS 150 did not have a material impact on PLDT Group’s consolidated financial statements.

In May 2003, EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” was finalized. EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In December 2003, the U.S. SEC issued Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition,” which codifies and rescinds certain sections of SAB No. 101, “Revenue Recognition”, in order to make this interpretive guidance consistent with EITF No. 00-21. We are currently in the process of evaluating any effect the adoption of EITF No. 00-21 will have on our consolidated financial statements.

In December 2003, the FASB revised SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” It requires additional disclosures to those in the original SFAS 132 about the plan assets, benefit obligations, cash flows and net periodic benefit cost of defined benefit plans and other postretirement benefit plans. The new disclosures are generally effective for 2003 calendar yearend financial statements of public companies, with a delayed effective date for certain disclosures and for foreign plans. The requirements of this Statement are included in Note 19 – Employees’ Benefit Plans to the accompanying consolidated financial statements in Item 18.

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income (loss) for each of the years ended December 31, 2003, 2002 and 2001. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

Years Ended December 31,
	2003	%(1)	2002	%(1)	2001	%(1)
	(in millions)
Operating Revenues
Wireless	Php64,332	58	Php46,298	50	Php33,597	42
Fixed line	46,195	41	45,851	49	46,323	58
Information and communications technology	1,509	1	651	1	374	–
	112,036	100	92,800	100	80,294	100
Operating Expenses
Wireless	45,649	41	37,282	40	57,537	72
Fixed line	30,878	27	42,032	45	27,495	34
Information and communications technology	2,036	2	1,457	2	1,204	1
	78,563	70	80,771	87	86,236	107
Net Operating Income (Loss)
Wireless	18,683	17	9,016	10	(23,940)	(30)
Fixed line	15,317	14	3,819	4	18,828	24
Information and communications technology	(527)	(1)	(806)	(1)	(830)	(1)
	Php33,473	30	Php12,029	13	(Php5,942)	(7)

_____________

(1)     Operating expenses and net operating income (loss) as a percentage of operating revenues.

2003 Compared to 2002

Consolidated Operating Revenues

Largely driven by the continued strong growth of our wireless business, particularly Smart’s cellular business, our consolidated operating revenues for 2003 increased by Php19,236 million, or 21%, to Php112,036 million from Php92,800 million in 2002. The revenue contribution of our wireless business accounted for 58% of our consolidated operating revenues for 2003, compared to 50% in 2002. Smart contributed Php58,740 million in revenues in 2003, an increase of 33% over its revenue contribution of Php44,316 million in 2002.

The following table shows the breakdown of our total consolidated operating revenues for the years ended December 31, 2003 and 2002 by business segment:

	Years Ended December 31,
					Increase
	2003	%	2002	%	Amount	%
	(in millions)

Wireless	Php64,332	58	Php46,298	50	Php18,034	39
Fixed line	46,195	41	45,851	49	344	1
Information and communications technology	1,509	1	651	1	858	132
Total	Php112,036	100	Php92,800	100	Php19,236	21

Wireless

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2003 and 2002 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
(in millions)
Wireless services:
Cellular services	Php51,001	79	Php30,583	66	Php20,418	67
Cellular handset sales	12,433	20	14,982	32	(2,549)	(17)
Satellite, VSAT and others	898	1	733	2	165	23
Total	Php64,332	100	Php46,298	100	Php18,034	39

Our wireless service revenues increased significantly by Php18,034 million, or 39%, to Php64,332 million in 2003 from Php46,298 million in 2002 mainly as a result of the continued strong growth in revenues generated from Smart’s and Piltel’s cellular services. Accordingly, as a percentage of our consolidated operating revenues, wireless service revenues increased to 58% in 2003 from 50% in 2002.

Cellular Service

Our cellular service revenues consist of:

•         revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of discounts given to dealers;

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

Our cellular service revenues in 2003 amounted to Php51,001 million, an increase of Php20,418 million, or 67%, from Php30,583 million in 2002. Cellular service revenues accounted for 46% of our consolidated operating revenues in 2003, compared to 33% in 2002. This increase was primarily due to increased traffic volumes and the 51% growth in our wireless subscriber base, which increased by 4,347,891 from 8,599,306 as of December 31, 2002 to 12,947,197 as of December 31, 2003.

The following table shows our cellular subscriber base as of December 31, 2003 and 2002:

	Years Ended December 31,
			Increase
	2003	2002	Amount	%

GSM Cellular Subscribers	12,947,197	8,599,306	4,347,891	51
Smart	10,080,112	6,825,686	3,254,426	48
Prepaid	9,831,135	6,649,038	3,182,097	48
Postpaid	248,977	176,648	72,329	41

Piltel – Prepaid	2,867,085	1,773,620	1,093,465	62

Of our 12,947,197 GSM subscribers as of December 31, 2003, prepaid subscribers accounted for approximately 98% while postpaid subscribers accounted for the remaining 2%. Smart's prepaid GSM subscriber base grew by 48% to 9,831,135 as of December 31, 2003 from 6,649,038 as of December 31, 2002, whereas Smart's postpaid GSM subscriber base increased by 41% to 248,977 as of December 31, 2003 from 176,648 as of December 31, 2002. Smart’s prepaid and postpaid net subscriber activations totaled 3,182,097 and 72,329, respectively, in 2003, or a monthly average addition of 265,175 prepaid and 6,027 postpaid subscribers. On the other hand, Piltel’s prepaid subscribers increased by 62% to 2,867,085 as of December 31, 2003 from 1,773,620 as of December 31, 2002 or a monthly average addition of 91,122 subscribers.

Churn, or the rate at which existing subscribers have their services cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and the end of a month, all divided by the number of months in the same period.

Cellular Handset Sales

Our cellular revenues include revenues from the sale of handsets amounting to Php12,433 million, a decrease of Php2,549 million, or 17%, over the Php14,982 million in 2002. The decrease was attributable to lower sale of handsets in 2003 as compared to 2002.

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Total revenues from these services for 2003 amounted to Php898 million, an increase of Php165 million, or 23%, from Php733 million for 2002.

Fixed Line

Revenues generated from our fixed line business in 2003 totaled Php46,195 million, an increase of Php344 million, or 1%, from Php45,851 million in 2002. This increase was due to higher revenues generated from international long distance service and data and other network services, partially offset by decreased revenues from local exchange service, national long distance service, and miscellaneous services. As a percentage of our consolidated operating revenues, however, fixed line revenues decreased to 41% in 2003 from 49% in 2002 principally due to the continued strong growth of our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 2003 and 2002 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
(in millions)
Fixed line services:
Local exchange	Php20,728	45	Php21,345	47	(Php617)	(3)
International long distance	12,634	27	10,636	23	1,998	19
National long distance	6,694	14	7,818	17	(1,124)	(14)
Data and other network	5,802	13	5,561	12	241	4
Miscellaneous	337	1	491	1	(154)	(31)
Total	Php46,195	100	Php45,851	100	Php344	1

Local Exchange Service

Our local exchange service revenues consist of:

•         flat monthly fees for our postpaid service;

•         installation charges and other one-time fees associated with the establishment of customer service;

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

•         call revenues generated from payphones and coin-operated phones; and

•         charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and Caller ID.

The following table summarizes key measures of our local exchange service business segment as of and for the years ended December 31, 2003 and 2002:

	Years Ended December 31,
			Increase (Decrease)
	2003	2002	Amount	%

Consolidated local exchange revenues (in millions)	Php20,728	Php21,345	(Php617)	(3)
Number of fixed lines in service
PLDT Group	2,185,951	2,188,612	(2,661)	–
PLDT(1)	2,115,671	2,092,539	23,132	1
Number of PLDT employees	10,230	12,131	(1,901)	(16)
Number of PLDT fixed lines in service per PLDT employee	207	172	35	20

________________

(1) Approximately 83% and 88% were postpaid fixed line subscribers as of December 31, 2003 and 2002, respectively.

Revenues from our local exchange service for 2003 decreased by Php617 million, or 3%, to Php20,728 million from Php21,345 million in 2002. The decrease was primarily due to the (1) shifting subscriber preference from postpaid to prepaid services, which generate lower average revenue per subscriber, and (2) decline in installation revenues due to a promotion in 2003 which waived installation cost of subscribers in an effort to stimulate subscriber growth, partially offset by adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our total fixed line revenues also decreased in 2003 to 45% from 47% in 2002.

Gross additions to PLDT's fixed lines in service in 2003 totaled 577,530, an increase of 54,516 from the gross additions of 523,014 in 2002. On a net basis, PLDT’s fixed line additions in 2003 totaled 23,132, which was 33% higher compared to the net additions of 17,430 in 2002. While fixed line additions totaled 114,277 for PLDT’s prepaid fixed line services, PLDT’s postpaid fixed lines in service declined by 91,145 in 2003.

As of December 31, 2003, PLDT’s active prepaid fixed line subscribers totaled 357,304 which accounted for approximately 17% of PLDT’s total fixed lines in service as of December 31, 2003.

Pursuant to a currency exchange rate adjustment mechanism authorized by the NTC, we implemented 11 upward adjustments and three downward adjustments in our monthly local service rates in 2003, compared to 13 upward adjustments and six downward adjustments in 2002. See “Item 4. Information on the Company –– Fixed Line –– Rates” for more details relating to the exchange rate adjustment mechanism. The average peso-to-dollar rate in 2003 was Php54.215 to US$1.00, compared to the average of Php51.583 to US$1.00 in 2002. This change in the average peso-to-dollar rate translated to a peso depreciation of 5%, which resulted in an average net increase of 5% in our monthly local service rates in 2003.

The ratio of PLDT fixed lines in service per PLDT employee improved to 207 as of December 31, 2003 from 172 as of December 31, 2002. This improvement resulted primarily from the net decrease in PLDT’s employee headcount. During the year ended December 31, 2003, PLDT’s workforce was reduced by 16% to 10,230 employees from 12,131 in 2002, mainly on account of PLDT’s manpower rightsizing program, or MRP.

International Long Distance Service

Our international long distance revenues, which we generate through our international gateway facilities, consist of:

•         inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service;

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

The following table shows information about our fixed line international long distance business for the years ended December 31, 2003 and 2002:

	Years Ended December 31,
			Increase (Decrease)
	2003	2002	Amount	%

Consolidated international long distance revenues (in millions)	Php12,634	Php10,636	Php1,998	19
Inbound	10,614	8,461	2,153	25
Outbound	2,020	2,175	(155)	(7)

International call volumes (in million minutes, except call ratio)
PLDT Group	2,286	2,815	(529)	(19)
Inbound	2,128	2,644	(516)	(20)
Outbound	158	171	(13)	(8)
Inbound-outbound call ratio	13.5:1	15.5:1	–	–

PLDT	2,183	2,576	(393)	(15)
Inbound	2,028	2,409	(381)	(16)
Outbound	155	167	(12)	(7)
Inbound-outbound call ratio	13.1:1	14.4:1	–	–

Our consolidated international long distance revenues increased by Php1,998 million, or 19%, to Php12,634 million in 2003 from Php10,636 million in 2002, primarily as a result of an increase in our inbound international long distance revenues principally due to an increase in average inbound termination rates in 2003. Likewise, the percentage contribution of international long distance revenues to our total fixed line revenues increased to 27% in 2003 from 23% in 2002.

Our revenues from inbound international long distance calls in 2003 increased by Php2,153 million, or 25%, to Php10,614 million from Php8,461 million in 2002, primarily due to an increase in PLDT’s average termination rates and the positive impact of the depreciation of the average value of the peso relative to the U.S. dollar, partially offset by the effect of lower inbound call volumes.

Our inbound international long distance call volumes in 2003 decreased by 20% to 2,128 million minutes from 2,644 million minutes in 2002, primarily due to increased competition from alternative means of long distance communications, particularly e-mailing, international text messaging and internet telephony, more inbound calls terminating directly to cellular subscribers and continued illegal bypass activity. In addition, the increase in our average termination rates in 2003 also resulted in reduced inbound call volumes, principally those being routed through direct facilities from the U.S. to the Philippines.

After lengthy negotiations commencing in May 2002 with carriers around the world, PLDT increased its termination rates with carriers that account for a substantial portion of its international inbound traffic terminating on its fixed line network to an average of approximately US$0.12 per minute effective February 1, 2003. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. See “Item 8. Financial Information –– Legal Proceedings –– U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies”, “Item 8. Financial Information –– Legal Proceedings –– Investigation by U.S. Department of Justice” and Note 28 – Other Matters to the accompanying consolidated financial statements in Item 18 for further discussion.

The depreciation of the peso contributed to the increase in our inbound international long distance revenues in peso terms since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies, that are translated into pesos at the prevailing exchange rates at the time of billing.

Our revenues from outbound international long distance calls in 2003 decreased by Php155 million, or 7%, to Php2,020 million from Php2,175 million in 2002. The decline was primarily due to lower outbound call volumes and reduced international direct dialing, or IDD, rates attributable to our corporate customers partly offset by the positive impact of the depreciation of the peso on outbound international long distance service revenues.

The depreciation of the peso contributed to the outbound international long distance revenues in peso terms because outbound calls are charged in U.S. dollar rates and billed to our subscribers in pesos at the prevailing exchange rates at the time of billing. This increase, however, was not sufficient to compensate for the reduced IDD rates attributable to our corporate customers and the decline in outbound call volumes. Our outbound international long distance call volumes declined by 8% to 158 million minutes in 2003 from 171 million minutes in 2002, primarily due to cellular substitution (subscribers opting to use cellular for international outbound calls) and the popularity of alternative means of communications such as e-mailing and text messaging.

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

The following table shows our national long distance revenues and call volumes for the years ended December 31, 2003 and 2002:

	Years Ended December 31,
			Decrease
	2003	2002	Amount	%

Consolidated national long distance revenues (in millions)	Php6,694	Php7,818	(Php1,124)	(14)
National long distance call volumes (in million minutes)
PLDT Group	2,049	2,181	(132)	(6)
PLDT	2,017	2,145	(128)	(6)

Our national long distance revenues decreased by Php1,124 million, or 14%, to Php6,694 million in 2003 from Php7,818 million in 2002 as a result of lower call volumes and changes in interconnection arrangements with certain local exchange carriers. Accordingly, the percentage contribution of national long distance revenues to our total fixed line revenues was down to 14% in 2003 from 17% in 2002.

Our national long distance call volumes decreased by approximately 6% to 2,049 million minutes in 2003 from 2,181 million minutes in 2002. Cellular substitution and the widespread availability and growing popularity of alternative non-voice means of communications, particularly cellular text messaging and e-mailing, have negatively affected call volumes.

The decrease in our national long distance revenues in 2003 compared to 2002 was, however, mitigated by the impact of the launch of various PLDT Premium Phone Services and rate adjustments.

Effective March 1, 2003, the rate for national long distance, or NDD, calls originating from PLDT subscribers and terminating to other local exchange carriers increased to Php5.00 per minute from a flat rate of Php4.50 per minute. In addition, NDD calls originating from and terminating to PLDT was also adjusted to Php5.00 per minute from a flat rate of Php4.50 per minute effective June 8, 2003. Prior to the implementation of a flat rate of Php5.00 per minute and Php4.50 per minute, NDD rates ranged from Php3.00 per minute to Php5.00 per minute for calls terminating to PLDT subscribers and from Php3.50 per minute to Php5.00 per minute on calls terminating to other networks’ subscribers depending on distance.

In 2003, certain local exchange carriers under revenue sharing arrangements have entered into access charging agreements with PLDT. Under the revenue sharing agreements, charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and another 30% for the terminating entity. Under these access charging agreements, the originating carrier generally pays access charges of (1) Php0.50 per minute for short haul traffic and Php1.25 per minute for long haul traffic to the carrier owning the backbone network, and (2) Php1.00 per minute to the terminating carrier. This change in interconnection charges resulted to a 54% decrease in average revenue per minute for calls originating from and terminating to other local exchange carriers.

Data and Other Network Services

Our data and other network services revenues increased by Php241 million, or 4%, to Php5,802 million in 2003 from Php5,561 million in 2002. The revenue contribution of this service segment to our total fixed line revenues increased to 13% in 2003 from 12% in 2002, primarily attributed to an increased use of Domestic Frame Relay, I-Gate, DSL, Equant and ARCSTAR bandwidth services, as well as the launch of other new network-based services. We currently expect that demand for, and therefore revenues generated from, these services will continue to grow in the foreseeable future.

Traditional bandwidth services accounted for 50% of the total revenues from our data and other network services in 2003, broadband/IP-based services accounted for 44%, and other services accounted for the remaining 6%, compared to 57%, 38% and 5%, respectively, in 2002. These percentage changes indicate a continuing shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services. We expect this trend to continue given the growing demand for broadband transmission of voice, data and video due to the continued growth of the internet, e-commerce and other online services.

PLDT offers two residential internet service packages targeting separate markets: PLDT Vibe for light to medium internet users and DSL broadband for heavy internet users.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. In 2003, these revenues decreased by Php154 million, or 31%, to Php337 million from Php491 million in 2002, and accounted for approximately 1% of our total fixed line revenues in each of these comparable periods.

Information and Communications Technology

In 2003, our information and communications technology business generated total revenues of Php1,509 million, an increase of Php858 million, or 132%, from Php651 million in 2002. These revenues accounted for 1% of our consolidated operating revenues for 2003 and 2002. ePLDT’s call center business contributed revenues of Php927 million, Infocom contributed revenues of Php380 million and VitroTM contributed revenues of Php202 million representing 62%, 25% and 13%, respectively, of the total revenues from our information and communications technology business in 2003, compared to 45%, 50% and 5% in 2002. Going forward, we expect revenues from our call center business to contribute significantly to our information and communications technology revenues with the growing demand for call center services.

Consolidated Operating Expenses

Our consolidated operating expenses in 2003 decreased by Php2,208 million, or 3%, to Php78,563 million from Php80,771 million in 2002. The decrease was primarily due to lower non-cash expenses, particularly asset impairment charges mostly associated with our fixed line business. As a percentage of our consolidated operating revenues, however, consolidated operating expenses decreased to 70% in 2003 from 87% in 2002.

The following table shows the breakdown of our total consolidated operating expenses for the years ended December 31, 2003 and 2002 by business segment:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
	(in millions)

Wireless	Php45,649	58	Php37,282	46	Php8,367	22
Fixed line	30,878	39	42,032	52	(11,154)	(27)
Information and communications technology	2,036	3	1,457	2	579	40
Total	Php78,563	100	Php80,771	100	(Php2,208)	(3)

Wireless

Consolidated operating expenses associated with our wireless business in 2003 amounted to Php45,649 million, an increase of Php8,367 million, or 22%, from Php37,282 million in 2002. A significant portion of this increase was attributable to Smart’s non-cash charges mainly depreciation coupled with an increase in cash charges mainly cost of satellite airtime, compensation and benefits, and selling and promotions. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business decreased to 71% in 2003 from 81% in 2002.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2003 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
(in millions)
Wireless services
Cost of cellular handsets sold	Php15,886	35	Php16,203	44	(Php317)	(2)
Depreciation	12,331	27	7,387	20	4,944	67
Compensation and benefits	3,801	8	2,710	7	1,091	40
Selling and promotions	3,332	7	2,456	7	876	36
Cost of satellite air time	1,919	4	50	–	1,869	3,738
Maintenance	1,816	4	1,412	4	404	29
Rent	1,769	4	1,951	5	(182)	(9)
Taxes and licenses	1,122	2	426	1	696	163
Professional and other service fees	777	2	1,221	3	(444)	(36)
Amortization of goodwill and other intangible assets	766	2	766	2	–	–
Insurance and securities	741	2	706	2	35	5
Asset impairment charges	288	1	75	–	213	284
Provision for doubtful accounts	71	–	456	1	(385)	(84)
Provision for inventory obsolescence	90	–	389	1	(299)	(77)
Other operating expenses	940	2	1,074	3	(134)	(12)
Total	Php45,649	100	Php37,282	100	Php8,367	22

Cost of cellular handsets sold decreased by Php317 million, or 2%, to Php15,886 million mainly due to lower prices of cellular handset negotiated with suppliers.

Depreciation charges increased by Php4,944 million, or 67%, to Php12,331 million primarily due to an increase in Smart’s depreciable asset base owing to continuing network expansion and upgrades.

Compensation and benefits increased by Php1,091 million, or 40%, to Php3,801 million primarily due to increased salaries, benefits and performance bonuses of Smart’s employees. In addition, Smart accrued for an additional share under the enhanced employee retirement fund approved by Smart’s Board of Directors in October 2003. Smart's employee headcount increased from 5,330 as of December 31, 2002 to 5,408 as of December 31, 2003.

Selling and promotion expenses increased by Php876 million, or 36%, to Php3,332 million mainly due to a 66% increase in Smart’s prepaid phone kit/SIM pack sales in 2003 and an increase in advertising and promotion expense on account of the launching of new services such as addict mobile, Smart Load and Pasa Load.

Cost of satellite air time increased by Php1,869 million, to Php1,919 million mainly due to the accrual of air time cost due to the termination of the Standstill Agreement and the reinstatement of the terms under the ATPA following the lapse of the deadline set in the Standstill Agreement. See Note 18 – Related Party Transaction and Note 23 –Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18 for further discussion.

Maintenance expenses increased by Php404 million, or 29%, to Php1,816 million mainly due to higher site utility, repairs and other maintenance-related expenses associated with the expansion and upgrade of Smart’s cellular network equipment; increased office and telecenter utilities expenses; and increased computer hardware and software license expense.

Rent expenses decreased by Php182 million, or 9%, to Php1,769 million mainly due to lower site and circuit rental by Piltel resulting from the decommissioning efforts done in 2002 and 2003, partially offset by higher site rental cost incurred by Smart for its growing number of cell sites and base stations, in line with its network expansion. As of December 31, 2003, Smart had 2,914 GSM cell sites and 3,904 base stations, compared with 2,110 GSM cell sites and 2,777 base stations as of December 31, 2002.

Taxes and licenses increased by Php696 million, or 163%, to Php1,122 million mainly due to an increase in Smart’s business-related taxes, NTC supervision and regulation fees and disallowed input taxes.

Professional and other service fees decreased by Php444 million, or 36%, to Php777 million mainly as a result of a reduction in legal and bill collection service fees.

Amortization of goodwill and other intangible assets remained constant at Php766 million in 2003 and 2002. Beginning January 1, 2002, amortization of goodwill is no longer applicable under U.S. GAAP. Instead, a test of goodwill impairment should be done at least annually.

Insurance and securities increased by Php35 million, or 5% to Php741 million mainly due to the growth in the number of Smart’s cell sites and the increase in the cost of equipment insured as a result of the continued growth and expansion of its GSM network.

Provision for doubtful accounts decreased by Php385 million, or 84%, to Php71 million mainly due to specifically identified subscriber and carrier accounts which were substantially provided for in 2002.

Provision for inventory obsolescence decreased by Php299 million, or 77%, to Php90 million since the majority of the specifically identified slow and non-moving handsets were fully provided for in 2002.

Other operating expenses decreased by Php134 million, or 12%, to Php940 million mainly due to decreases in Smart’s various business and operational-related expenses such as facility usage fees, training, travel, supplies, printing, and communication expenses.

Fixed Line

Consolidated operating expenses related to our fixed line business in 2003 totaled Php30,878 million, a decrease of Php11,154 million, or 27%, compared to Php42,032 million in 2002. The decrease was primarily due to lower non-cash expenses, mainly asset impairment charge and depreciation. As a percentage of our total fixed line operating revenues, fixed line-related operating expenses decreased to 67% in 2003 as compared to 92% in 2002.

The following table shows the breakdown of our total consolidated fixed line-related operating expenses for the years ended December 31, 2003 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
(in millions)
Fixed line services:
Depreciation	Php9,237	30	Php9,824	23	(Php587)	(6)
Compensation and benefits	8,971	29	7,836	19	1,135	14
Provision for doubtful accounts	3,951	13	3,659	9	292	8
Maintenance	2,791	9	2,244	5	547	24
Professional and other service fees	1,060	3	994	2	66	7
Selling and promotions	1,056	3	1,082	3	(26)	(2)
Taxes and licenses	986	3	548	1	438	80
Rent	896	3	889	2	7	1
Insurance and securities	763	3	643	2	120	19
Provision for inventory obsolescence	153	1	87	–	66	76
Asset impairment charges	–	–	13,204	32	(13,204)	(100)
Other operating expenses	1,014	3	1,022	2	(8)	(1)
Total	Php30,878	100	Php42,032	100	(Php11,154)	(27)

Depreciation charges decreased by Php587 million, or 6%, to Php9,237 million mainly due to a net decrease in our regular asset base primarily resulting from asset disposals and impairment charges for Piltel’s E.O. 109 assets recognized in 2002.

Compensation and benefits increased by Php1,135 million, or 14%, to Php8,971 million mainly due to collective bargaining agreement-related increases in salaries and benefits of PLDT employees coupled with an increase in MRP cost of Php1,580 million in 2003 representing payments to 1,488 affected employees, partially offset by the effect of the reduction in headcount due to PLDT’s MRP. See Note 20 – Other Expenses – Net to the accompanying consolidated financial statements in Item 18 for further discussion on PLDT’s MRP.

Provision for doubtful accounts increased by Php292 million, or 8% to Php3,951 million on account of higher provisions by PLDT for anticipated uncollectible accounts from various specifically identified domestic telecommunications carriers in 2003. PLDT’s provision for doubtful accounts in 2003 and 2002 was equivalent to 8% and 7%, respectively, of its operating revenues.

Maintenance expenses increased by Php547 million, or 24%, to Php2,791 million primarily due to higher maintenance costs of inside plant facility, computer and peripherals and submarine cable in 2003 as compared to 2002, partially offset by lower maintenance costs on outside plant facilities.

Professional and other service fees increased by Php66 million, or 7%, to Php1,060 million as a result of higher collection agency fees on account of higher collection of final accounts and payment of higher legal fees in 2003 for various services, partially offset by lower advisory fees due to a decrease in number of consultants in line with PLDT’s cost management efforts.

Selling and promotion expenses decreased by Php26 million, or 2%, to Php1,056 million mainly as a result of reduced corporate public relations expenses, partially offset by an increase in PLDT’s promotional activities in relation to the launch of Hype, DSL and other Premium Phone Service variants.

Taxes and licenses increased by Php438 million, or 80%, to Php986 million mainly on account of higher business-related taxes paid and accrued in 2003 as compared to 2002.

Rent expenses increased by Php7 million, or 1%, to Php896 million mainly due to higher rentals paid by PLDT to suppliers of customer premises equipment as part of its bundled services to corporate customers partially offset by reduced number of leased transponders.

Insurance and securities increased by Php120 million, or 19%, to Php763 million primarily due to higher premiums on all risks insurance for properties, and directors’ and officers’ liability insurance for 2003 as compared to 2002.

Provision for inventory obsolescence increased by Php66 million, or 76%, to Php153 million due to maintenance-related inventory items which were specifically identified as slow and non-moving stocks in 2003.

Asset impairment charges amounted to Php13,204 million due to Piltel’s impairment recognition in 2002 relating to its E.O. 109 assets as the revenue generated from these services could no longer support the cost of operating the network. No impairment charge was recognized in 2003.

Other operating expenses decreased by Php8 million, or 1%, to Php1,014 million mainly due to lower contracted employee cost, partially offset by higher office supplies consumption and printing costs.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business in 2003 totaled Php2,036 million, an increase of Php579 million, or 40%, from Php1,457 million in 2002. The increase was principally due to the full commercial operations of ePLDT and its newly formed subsidiaries in 2003. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business decreased to 135% in 2003 from 224% in 2002. The three largest expense items related to our information and communications technology business in 2003 were compensation and benefits, asset impairment charge and depreciation, representing 26%, 19% and 15%, respectively, of our total operating expenses related to this business. In 2002, the three largest expense items related to our information and communications technology business were depreciation, compensation and benefits, and rent, representing 24%, 24% and 18%, respectively, of related total operating expenses.

Net Operating Income

Our consolidated net operating income in 2003 was Php33,473 million, an increase of Php21,444 million, or 178%, from Php12,029 million in 2002. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved to 30% in 2003 from 13% in 2002.

The following table shows the breakdown of our consolidated net operating income (loss) for the years ended December 31, 2003 and 2002 by business segment:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
	(in millions)

Wireless	Php18,683	56	Php9,016	75	Php9,667	107
Fixed line	15,317	46	3,819	32	11,498	301
Information and communications technology	(527)	(2)	(806)	(7)	279	35
Total	Php33,473	100	Php12,029	100	Php21,444	178

Wireless

Our wireless business segment recorded an operating income of Php18,683 million in 2003, an increase of Php9,667 million, or 107%, over Php9,016 million registered in 2002. This significant improvement was due to a substantial increase of Php8,164 million in Smart's operating income contribution in 2003 which reached Php19,802 million from Php11,638 million in 2002 primarily due to the growth in Smart’s subscriber base.

Fixed Line

In 2003, our fixed line business segment contributed a net operating income of Php15,317 million, higher by Php11,498 million, or 301%, than Php3,819 million in 2002. This increase was primarily due to the overall decline in fixed line-related expenses by 27% primarily owing to Piltel’s impairment of its E.O. 109 assets in 2002 amounting to Php13,204 million.

Information and Communications Technology

In 2003, our information and communications technology business segment incurred an operating loss of Php527 million, an improvement of Php279 million, or 35%, from the Php806 million operating loss posted in 2002. These operating losses reflect the start-up nature of ePLDT’s businesses and those of its subsidiaries.

Other Expenses - Net

The following table shows our consolidated other expenses – net for the years ended December 31, 2003 and 2002:

	Years Ended December 31,
			Increase (Decrease)
	2003	2002	Amount	%
		(in millions)

Interest expenses and related items, net of capitalized interest	Php12,161	Php12,780	(Php619)	(5)
Add: Other expenses – net	12,544	5,417	7,127	132
Subtotal	24,705	18,197	6,508	36
Less: Interest and other income	1,052	1,574	(522)	(33)
Total	Php23,653	Php16,623	Php7,030	42

On a consolidated basis, our other expenses, net of other income, increased by Php7,030 million, or 42%, to Php23,653 million in 2003 from Php16,623 million in 2002 due to the combined effects of:

•         an increase of Php7,127 million in other expenses–net mainly due to higher foreign exchange losses in 2003 of Php4,962 million and higher derivative transaction losses of Php2,219 million;

•         a decrease in interest and other income of Php522 million mainly due to a net gain of Php633 million in 2002 resulting from PLDT’s termination of a derivative instrument; and

•         a decrease in interest expense and related items, net of capitalized interest, of Php619 million attributable mainly to the decrease in PLDT’s, Mabuhay Satellite’s and Piltel’s interest expense of Php592 million, Php 62 million and Php6 million, respectively, due to the debt payments and lower interest rates mainly on foreign currency-denominated loans bearing fluctuating interest rates partially offset by a net increase in ePLDT’s and Smart’s interest expenses of Php37 million Php4 million, respectively, resulting in an increase in it’s debt balances.

Income (Loss) Before Income Tax, Cumulative Effect of Change in Accounting Principles and Minority Interest in Net Income of Consolidated Subsidiaries

Our income before income tax, cumulative effect of change in accounting principle and minority interest in net income of consolidated subsidiaries in 2003 was Php9,820 million, an increase of Php14,414 million, or 314%, from a loss of Php4,594 million in 2002.

In 2003 and 2002, our effective corporate tax rate on a consolidated basis was 15% and 31%, respectively. Our effective corporate tax rate was lower than the 32% statutory corporate tax rate due to the following:

•         the effect of a three-year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status it awarded to Smart’s GSM network expansion project; and

•         income already subjected to a final tax or a lower tax rate.

Smart’s three-year income tax holiday, which will expire in May 2004, applies to the incremental income generated from its GSM network expansion. We expect our effective tax rate to increase following the expiration of the tax holiday granted to Smart.

Net Income

As a result of the foregoing factors our consolidated net income in 2003 was Php11,045 million, an improvement of Php17,203 million, or 279%, over our consolidated net loss of Php6,158 million in 2002. This improvement was largely due to the increase in net income of Smart and the decrease in net loss of Piltel and other wireless subsidiaries for 2003.

Basic and diluted earnings per share, or EPS, of common share amounted to Php47.20 and Php45.72, respectively, in 2003 from basic and diluted EPS of Php52.08 in 2002, after giving retroactive effect to share dividend equivalents. See Note 22 –Earnings Per Common Share to the accompanying consolidated financial statements in Item 18 for further discussion.

2002 Compared to 2001

Consolidated Operating Revenues

Our consolidated operating revenues increased by Php12,506 million, or 16%, to Php92,800 million in 2002 from Php80,294 million in 2001 largely as a result of the continued strong performance of our wireless business segment, particularly our cellular business. Our wireless business revenues contributed Php46,298 million in revenues for 2002, an increase of 38% over its revenue contribution of Php33,597 million for 2001. Our wireless business revenues accounted for 50% of our consolidated operating revenues in 2002, compared to 42% in 2001.

The following table shows the breakdown of our total consolidated operating revenues for the years ended December 31, 2002 and 2001 by business segment:

	Years Ended December 31,
					Increase (Decrease)
	2002	%	2001	%	Amount	%
	(in millions)

Wireless	Php46,298	50	Php33,597	42	Php12,701	38
Fixed line	45,851	49	46,323	58	(472)	(1)
Information and communications technology	651	1	374	–	277	74
Total	Php92,800	100	Php80,294	100	Php12,506	16

Wireless

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2002 and 2001 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2002	%	2001	%	Amount	%
	(in millions)

Wireless :
Cellular services(1)	Php30,583	66	Php19,820	59	Php10,763	54
Cellular handset sales	14,982	32	13,015	39	1,967	15
Satellite, VSAT and others	733	2	762	2	(29)	(4)
Total	Php46,298	100	Php33,597	100	Php12,701	38

_____________

(1)     Refers to GSM and analog voice and data revenues

Our wireless revenues increased considerably by Php12,701 million, or 38%, to Php46,298 million in 2002 from Php33,597 million in 2001 mainly as a result of the continued strong growth in revenues generated from Smart’s cellular service. Accordingly, as a percentage of our consolidated operating revenues, wireless revenues rose to 50% in 2002 from 42% in 2001.

Cellular Service

Our cellular service revenues in 2002 increased by Php10,763 million, or 54%, to Php30,583 million from Php19,820 million in 2001 as a result of the significant increase in our GSM subscriber base, partially offset by declining usage per subscriber. Cellular service revenues accounted for 33% of our consolidated operating revenues in 2002, compared to 25% in 2001.

Revenues from our analog services have been declining as analog subscribers have been migrating to GSM service. Smart decommissioned its analog enhanced total access communications system, or ETACS, network in December 2002 while Piltel ceased to offer its analog/CDMA service at the end of 2002.

The table below shows our cellular subscriber base as of December 31, 2002 and 2001:

	Years Ended December 31,
			Increase (Decrease)
	2002	2001	Amount	%

Cellular subscribers	8,599,306	6,368,850	2,230,456	35
Smart	6,825,686	4,893,844	1,931,842	39
GSM	6,825,686	4,641,666	2,184,020	47
Prepaid	6,649,038	4,569,616	2,079,422	46
Postpaid	176,648	72,050	104,598	145
Analog(1)	—	252,178	(252,178)	(100)
Prepaid	—	87,429	(87,429)	(100)
Postpaid	—	164,749	(164,749)	(100)
Piltel	1,773,620	1,475,006	298,614	20
GSM Prepaid(2)	1,773,620	1,329,326	444,294	33
Analog(1)	—	145,680	(145,680)	(100)
Prepaid	—	76,473	(76,473)	(100)
Postpaid	—	69,207	(69,207)	(100)

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

As of December 31, 2002, Smart’s prepaid GSM subscriber base grew by 46% to 6,649,038 from 4,569,616 at December 31, 2001, whereas Smart’s postpaid GSM subscriber base increased by 145% to 176,648 at December 31, 2002 from 72,050 at December 31, 2001. Of Smart's 6,825,686 GSM subscribers at December 31, 2002, prepaid subscribers accounted for 97%, while postpaid subscribers accounted for the remaining 3%. Piltel’s prepaid GSM subscribers reached 1,773,620 as at December 31, 2002, representing a 33% increase from its 1,329,326 subscribers at December 31, 2001.

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

For Smart’s postpaid service, our policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Cellular Handset Sales

Our cellular revenues include revenues from the sale of handsets amounting to Php14,982 million, an increase of 15% over the Php13,015 million recorded in 2001. The increase was attributable to higher gross activations in our GSM subscribers.

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Total revenues from these services in 2002 amounted to Php733 million, a decrease of Php29 million, or 4%, from Php762 million in 2001.

Fixed Line

Revenues generated from our fixed line business in 2002 totaled Php45,851 million, a decrease of Php472 million, or 1%, from Php46,323 million in 2001. This decrease was due to lower local exchange, international and national long distance service revenues, partially offset by increases in data and other network and miscellaneous service revenues. As a percentage of our consolidated operating revenues, fixed line revenues decreased to 49% in 2002 from 58% in 2001 principally due to the continued strong growth of our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 2002 and 2001 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2002	%	2001	%	Amount	%
	(in millions)
Fixed line:
Local exchange	Php21,345	47	Php21,356	46	(Php11)	–
International long distance	10,636	23	11,701	25	(1,065)	(9)
National long distance	7,818	17	8,500	19	(682)	(8)
Data and other network	5,561	12	4,653	10	908	20
Miscellaneous	491	1	113	–	378	335
Total	Php45,851	100	Php46,323	100	(Php472)	(1)

Local Exchange Service

The following table summarizes key measures of our local exchange service business segment as of and for the years ended December 31, 2002 and 2001:

	Years Ended December 31,
			Increase (Decrease)
	2002	2001	Amount	%

Consolidated local exchange revenues (in millions)	Php21,345	Php21,356	(Php11)	–
Number of fixed lines in service
PLDT Group	2,188,612	2,174,082	14,530	1
PLDT(1)	2,092,539	2,075,109	17,430	1
Number of PLDT employees	12,131	12,915	(784)	(6)
Number of PLDT fixed lines in service per PLDT employee	172	161	11	7

_____________

(1) Approximately 88% and 93% were postpaid fixed line subscribers as of December 31, 2002 and 2001, respectively.

Revenues from our local exchange service decreased by Php11 million to Php21,345 million in 2002 from Php21,356 million in 2001. The decrease was primarily due to the shift in subscriber preference from postpaid to prepaid services, which generated lower average revenues per subscriber, partially offset by the combined effects of (1) currency-related adjustments in our monthly local service rates and (2) increased subscription to our bundled value-added services. The percentage contribution of local exchange revenues to our total fixed line revenues was 47% and 46% in 2002 and 2001, respectively.

Gross additions to PLDT's fixed lines in service in 2002 totaled 523,014, a 22% increase from the gross additions of 427,349 in 2001. On a net basis, however, PLDT’s fixed line additions decreased by 89% to 17,430 in 2002 from 159,124 in 2001. While fixed line additions totaled 98,525 for PLDT’s prepaid fixed line services, PLDT’s postpaid fixed lines in service declined by 81,095 in 2002.

Pursuant to a currency exchange rate adjustment mechanism authorized by the NTC, we implemented 13 upward adjustments and six downward adjustments in our monthly local service rates in 2002, compared to four upward adjustments and ten downward adjustments in 2001. The average peso-to-dollar rate in 2002 was Php51.583 to US$1.00, compared to the average of Php51.009 to US$1.00 in 2001. This change in the average peso-to-dollar rate translated to a peso depreciation of 1.2%, which resulted in a 1.1% average net increase in our monthly local service rates in 2002.

The ratio of PLDT fixed lines in service per PLDT employee improved to 172 as of December 31, 2002 from 161 as of December 31, 2001. This improvement was a result of the net increase in PLDT's fixed lines in service coupled with a reduction of PLDT’s workforce. In 2002, employee headcount was reduced by 6% mainly as a result of PLDT’s ongoing MRP, bringing its workforce down to 12,131 at year-end from 12,915 in 2001.

International Long Distance Service

The following table shows information about our fixed line international long distance business for the years ended December 31, 2002 and 2001:

	Years Ended December 31,
			Increase (Decrease)
	2002	2001	Amount	%

Consolidated international long distance revenues (in millions)	Php10,636	Php11,701	(Php1,065)	(9)
Inbound	8,461	8,985	(524)	(6)
Outbound	2,175	2,716	(541)	(20)

International call volumes (in million minutes, except call ratio)
PLDT Group	2,815	3,276	(461)	(14)
Inbound	2,644	3,108	(464)	(15)
Outbound	171	168	3	2
Inbound-outbound call ratio	15.5:1	18.5:1	–	–

PLDT	2,576	2,814	(238)	(8)
Inbound	2,409	2,648	(239)	(9)
Outbound	167	166	1	1
Inbound-outbound call ratio	14.4:1	16.0:1	–	–

Our consolidated international long distance revenues decreased by Php1,065 million, or 9%, to Php10,636 million in 2002 from Php11,701 million in 2001, primarily as a result of lower inbound call volumes. Similarly, the percentage contribution of international long distance revenues to our total fixed line revenues decreased to 23% in 2002 from 25% in 2001.

Our revenues from inbound international long distance calls decreased by Php524 million, or 6%, to Php8,461 million in 2002 from Php8,985 million in 2001. The decrease was primarily due to the combined effects of lower call volumes and continued declines in the average international termination rates, partially offset by the positive impact of the depreciation of the average value of the peso relative to the U.S. dollar.

Our inbound international long distance call volumes decreased by 15% to 2,644 million minutes in 2002 from 3,108 million minutes in 2001 primarily due to the following factors:

•         increased competition from alternative means of long distance communications, particularly e-mailing, international text messaging and internet telephony;

•         more inbound calls terminating directly to cellular subscribers;

•         our policy requiring certain second and third tier international carriers to prepay in order for us to accept their incoming traffic. (Although this policy had a negative impact on our inbound international long distance revenues in 2002, we expect that this will help us achieve a more stable revenue base and control uncollectible accounts over the longer term); and

•         bankruptcy of certain foreign operators.

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

Our revenues from outbound international long distance calls declined by Php541 million, or 20%, to Php2,175 million in 2002 from Php2,716 million in 2001. The decline was primarily due to reductions in our average international direct dialing, or IDD, rates brought about by discounts granted to corporate customers and other large accounts and operator-assisted call charges, partially offset by higher outbound call volumes and the positive effect of the depreciation of the average value of the peso against the U.S. dollar.

Effective February 2001, PLDT reduced its IDD rates for retail customers from US$0.49 per minute for off-peak hours and US$0.69 per minute for peak hours to a flat rate for retail customers of US$0.40 per minute applicable to all call destinations at any time and any day of the week. Additionally, in November 2001, PLDT introduced Budget Card, a prepaid call card offering a reduced IDD rate of US$0.24 per minute for calls to 20 overseas destinations including the United States, Canada, Japan and China. Budget Cards are sold in a denomination of Php200, which must be consumed within 30 days from first use.

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

National Long Distance Service

The following table shows our national long distance revenues and call volumes for the years ended December 31, 2002 and 2001:

	Years Ended December 31,
			Decrease
	2002	2001	Amount	%

Consolidated national long distance revenues (in millions)	Php7,818	Php8,500	(Php682)	(8)
National long distance call volumes (in million minutes)
PLDT Group	2,181	2,780	(599)	(22)
PLDT	2,145	2,756	(611)	(22)

Our national long distance revenues decreased by Php682 million, or 8%, to Php7,818 million in 2002 from Php8,500 million in 2001 due to the combined effects of the (1) decrease in call volumes resulting mainly from cellular substitution and (2) changes in PLDT’s interconnection arrangements with the majority of other local exchange carriers. Accordingly, the percentage contribution of national long distance revenues to our fixed line revenues was down to 17% in 2002 from 19% in 2001.

Our national long distance call volumes decreased by 22% to 2,181 million minutes in 2002 from 2,780 million minutes in 2001. Cellular substitution and the widespread availability and growing popularity of alternative non-voice means of communications, particularly cellular text messaging and
e-mailing, have negatively affected call volumes.

The decrease in our national long distance revenues in 2002 compared to 2001 was, however, mitigated by the impact of the changes in interconnection arrangements with cellular operators; the increase in national direct dialing rates; and the launch of PLDT Premium Phone Services.

Effective January 2002, the access charges paid by PLDT were reduced to Php4.50 per minute, down from the Php6.50 per minute it paid for the period from July to December 2001. Prior to July 2001, PLDT was paying access charges ranging from a low of Php7.69 per minute to a high of Php10.94 per minute for calls terminating to cellular subscribers, depending on whether the calls were local or long distance.

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

Traditional bandwidth services accounted for 57% of the total revenues from our data and other network services for 2002, broadband/IP-based services accounted for 38%, and other services accounted for the remaining 5%, compared to 67%, 29% and 4%, respectively, for 2001. These percentage changes indicate a shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services. We expect this trend to continue given the growing demand for broadband transmission of voice, data and video due to the continued growth of the internet, e-commerce and other on-line services.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. In 2002, these revenues increased by Php378 million, or 335%, to Php491 million from Php113 million in 2001, and accounted for approximately 1% of our fixed line revenues in 2002.

Information and Communications Technology

In 2002, our information and communications technology business generated total revenues of Php651 million, an increase of Php277 million, or 74%, over the Php374 million in 2001. These revenues accounted for 1% of our consolidated operating revenues in 2002 and less than 1% in 2001. Infocom contributed revenues of Php325 million; ePLDT’s call center business contributed revenues of Php290 million and Vitroä contributed revenues of Php36 million, representing 50%, 45% and 5%, respectively, of the total revenues from our information and communications technology business in 2002. Infocom’s revenue in 2002 increased by 2% over 2001.

Consolidated Operating Expenses

Our consolidated operating expenses in 2002 decreased by Php5,465 million, or 6%, to Php80,771 million from Php86,236 million in 2001. The decrease was primarily due to lower amortization expenses of goodwill and a lower amount of impairment charges recognized in 2002. As a percentage of our consolidated operating revenues, consolidated operating expenses decreased to 87% in 2002 from 107% in 2001 primarily as a result of an increase in wireless revenues.

The following table shows the breakdown of our total consolidated operating expenses for the years ended December 31, 2002 and 2001 by business segment:

	Years Ended December 31,
					Increase (Decrease)
	2002	%	2001	%	Amount	%
	(in millions)

Wireless	Php37,282	46	Php57,537	67	(Php20,255)	(35)
Fixed line	42,032	52	27,495	32	14,537	53
Information and communications technology	1,457	2	1,204	1	253	21
Total	Php80,771	100	Php86,236	100	(Php5,465)	(6)

Wireless

Consolidated operating expenses associated with our wireless business in 2002 totaled Php37,282 million, a decrease of Php20,255 million, or 35%, from Php57,537 million in 2001. The decrease was primarily due to the declines in asset impairment charge and amortization of goodwill and other intangible assets, partially offset mainly by the increases in the costs of cellular handsets sold, compensation and benefits, and selling and promotions. As a percentage of our total wireless operating revenues, wireless operating expenses decreased to 81% in 2002 from 171% in 2001.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2002 and 2001 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2002	%	2001	%	Amount	%
	(in millions)
Wireless
Cost of cellular handsets sold	Php16,203	44	Php15,179	26	Php1,024	7
Depreciation	7,387	20	7,251	13	136	2
Compensation and benefits	2,710	7	1,798	3	912	51
Selling and promotions	2,456	7	1,598	3	858	54
Rent	1,951	5	1,537	3	414	27
Maintenance	1,412	4	1,137	2	275	24
Professional and other service fees	1,221	3	1,242	2	(21)	(2)
Amortization of goodwill and other intangible assets	766	2	6,021	10	(5,255)	(87)
Insurance and securities	706	2	513	1	193	38
Provision for doubtful accounts	456	1	310	1	146	47
Taxes and licenses	426	1	499	1	(73)	(15)
Provision for inventory obsolescence	389	1	211	–	178	84
Asset impairment charges	75	–	19,470	34	(19,395)	(100)
Cost of satellite airtime	50	–	–	–	50	–
Other operating expenses	1,074	3	771	1	303	39
Total	Php37,282	100	Php57,537	100	(Php20,255)	(35)

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

Selling and promotion expenses increased by Php858 million, or 54%, to Php2,456 million, mainly due to increased gross activations of our cellular subscribers in 2002. Effective August 1, 2002, we reduced the maximum discounts given to dealers for prepaid phone kit sales from a range of Php1,000 to Php1,300 per unit sold (depending on the volume purchased) in the form of prepaid “call and text” cards to Php800 in cash per prepaid phone kit. An additional 1% rebate was given on cash purchases.

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

Maintenance expense increased by Php275 million, or 24%, to Php1,412 million due to higher maintenance costs incurred by Smart relating to additional network equipment for its growing number of cell sites.

Professional and other service fees decreased by Php21 million, or 2%, to Php1,221 million mainly as a result of lower technical service fees incurred by Smart.

Amortization of goodwill and other intangible assets decreased by Php5,255 million, or 87%, in 2002 from Php6,021 million in 2001 as amortization of goodwill is no longer applicable under U.S. GAAP beginning January 1, 2002. Instead, a test of goodwill impairment should be done at least annually.

Insurance and securities increased by Php193 million, or 38%, to Php706 million which pertained to the growth in the number of Smart’s cell sites and the increase in the cost of equipment insured as a result of the continued growth and expansion of its GSM network facilities.

Provision for doubtful accounts increased by Php146 million, or 47%, to Php456 million due to an increase in Smart’s provision for doubtful carrier accounts, an increase in Smart’s postpaid subscriber base, and Smart’s adoption of a more stringent provisioning policy.

Taxes and licenses decreased by Php73 million, or 15%, to Php426 million due mainly to the decrease in Piltel’s real property tax, municipal licenses and taxes, and NTC supervision and license fees.

Provision for inventory obsolescence increased by Php178 million, or 84%, to Php389 million which pertained to the majority of the specifically identified slow and non-moving handsets fully provided for in 2002.

Asset impairment charges decreased by Php19,395 million, or 100%, to Php75 million in 2002. In 2001, Smart and Piltel recognized impairment charges of the values relating to their analog assets.

Cost of satellite airtime amounting to Php50 million in 2002 pertained to air time cost incurred by ACeS Philippines; none in 2001.

Other operating expenses increased by Php303 million, or 39%, to Php1,074 million primarily due to increases in Smart’s various other operating expenses, such as facility usage fees, travel and transportation, and communications expenses.

Fixed Line

Consolidated operating expenses related to our fixed line business in 2002 totaled Php42,032 million, an increase of Php14,537 million, or 53%, compared to Php27,495 million in 2001. The increase was primarily due to the recognition of higher asset impairment charges in 2002 compared in 2001. As a percentage of our total fixed-line operating revenues, fixed-line related operating expenses increased to 92% in 2002 from 59% in 2001.

The following table shows the breakdown of our total consolidated fixed line-related operating expenses for the years ended December 31, 2002 and 2001 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2002	%	2001	%	Amount	%
	(in millions)
Fixed line :
Asset impairment charges	Php13,204	32	Php265	1	Php12,939	4,883
Depreciation	9,824	23	8,849	32	975	11
Compensation and benefits	7,836	19	7,717	28	119	2
Provision for doubtful accounts	3,659	9	2,880	10	779	27
Maintenance	2,244	5	2,878	10	(634)	(22)
Selling and promotions	1,082	3	1,050	4	32	3
Professional and other service fees	994	2	1,008	4	(14)	(1)
Rent	889	2	815	3	74	9
Insurance and securities	643	2	570	2	73	13
Taxes and licenses	548	1	420	2	128	30
Provision for inventory obsolescence	87	–	–	–	87	–
Amortization of goodwill and other intangible assets	–	–	69	–	(69)	(100)
Other operating expenses	1,022	2	974	4	48	5
Total	Php42,032	100	Php27,495	100	Php14,537	53

Asset impairment charges increased by Php12,939 million to Php13,204 million due to Piltel’s impairment recognition in 2002 relating to its E.O. 109 assets as the revenues generated from these services could no longer support the cost of operating the network.

Depreciation charges increased by Php975 million, or 11%, to Php9,824 million in 2002 mainly due to higher depreciation of our assets primarily resulting from additional completed projects.

Compensation and benefits increased by Php119 million, or 2%, to Php7,836 million in 2002 mainly due to the impact of collective bargaining agreement-related increases in salaries and benefits of PLDT employees partly offset by PLDT’s ongoing MRP and lower overtime costs.

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

Maintenance expenses decreased by Php634 million, or 22%, to Php2,244 million primarily due to lower maintenance costs for PLDT’s outside and inside plant facilities partially offset by higher electricity expense that resulted from increased power consumption coupled with increased power rates.

Selling and promotion expenses increased by Php32 million, or 3%, to Php1,082 million mainly due to increased advertising costs attributable to subscriber acquisition campaigns.

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

Insurance and securities increased by Php73 million, or 13% to Php643 million in 2002 pertained to higher premiums on all risks insurance for properties, and directors’ and officers’ liability insurance for 2002 as compared to 2001.

Taxes and licenses increased by Php128 million, or 30%, to Php548 million mainly on account of higher provision for NTC supervision and regulation fees. See Note 24 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18 for a discussion relating to NTC supervision and regulation fees.

Provision for inventory obsolescence amounting to Php87 million in 2002 pertained to maintenance-related inventory items which were specifically identified as slow and non-moving stocks in 2002. There was no provision for inventory obsolescence in 2001.

Amortization of goodwill and other intangible assets amounted to Php69 million in 2001, as amortization of goodwill is no longer applicable under U.S. GAAP beginning January 1, 2002. Instead, a test of goodwill impairment should be done at least annually.

Other operating expenses increased by Php48 million, or 5%, to Php1,022 million primarily due to higher consumption of office supplies as part of PLDT’s.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business in 2002 totaled Php1,457 million, an increase of Php253 million, or 21%, from Php1,204 million in 2001. The increase was due principally to the full commercial operations of ePLDT and its newly formed subsidiaries. The three largest expense items related to our information and communications technology business in 2002 were depreciation, compensation and benefits, and rent representing 24%, 24% and 18%, respectively, of our total operating expenses related to this business. In comparison, the three largest expense items related to our information and communications technology business in 2001 were rent, professional and other services and depreciation representing 19%, 11% and 10%, respectively, of total operating expenses related to this business.

Net Operating Income

Our consolidated net operating income in 2002 was Php12,029 million, compared to a net operating loss of Php5,942 million in 2001. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved to positive 13% in 2002 from negative 7% in 2001.

The following table shows the breakdown of our consolidated net operating income (loss) for the years ended December 31, 2002 and 2001 by business segment:

	Years Ended December 31,
					Increase (Decrease)
	2002	%	2001	%	Amount	%
	(in millions)

Wireless	Php9,016	75	(Php23,940)	403	Php32,956	138
Fixed line	3,819	32	18,828	(317)	(15,009)	(80)
Information and communications technology	(806)	(7)	(830)	14	24	3
Total	Php12,029	100	(Php5,942)	100	Php17,971	302

Wireless

Our wireless business segment registered an operating income of Php9,016 million in 2002, compared to an operating loss of Php23,940 million in 2001. This improvement was due to a substantial increase in our cellular operating income contribution and a decline in asset impairment provisions from 2001 to 2002.

Fixed Line

In 2002, our fixed line business segment contributed an operating income of Php3,819 million, which was lower by Php15,009 million, or 80%, than Php18,828 million in 2001. This lower operating income contribution was mainly due to the overall decline in our fixed line operating revenues by 1% coupled with an increase in our fixed line-related operating expenses by 53% primarily owing to Piltel’s impairment of its E.O. 109 assets in 2002 amounting to Php13,204 million.

Information and Communications Technology

In 2002, our information and communications technology business segment posted an operating loss of Php806 million, an improvement of Php24 million, or 3%, compared to an operating loss of Php830 million incurred in 2001. These operating losses reflect the start-up nature of ePLDT’s businesses and those of ePLDT’s subsidiaries.

Other Expenses – Net

The following table shows our consolidated other expenses – net for the years ended December 31, 2002 and 2001:

	Years Ended December 31,
			Increase (Decrease)
	2002	2001	Amount	%
	(in millions)

Interest expenses and related items, net of capitalized interest	Php12,780	Php14,697	(Php1,917)	(13)
Add: Other expenses – net	5,417	10,829	(5,412)	(50)
Subtotal	18,197	25,526	(7,329)	(29)
Less: Interest and other income	1,574	1,278	296	23
Total	Php16,623	Php24,248	(Php7,625)	(31)

On a consolidated basis, our other expenses, net of other income, decreased by Php7,625 million, or 31%, to Php16,623 million in 2002 from Php24,248 million in 2001 due to the combined effects of:

•         a decrease in interest expense and related items, net of capitalized interest, of Php1,917 million attributable mainly to (1) a decrease of Php920 million in Smart’s interest expense due to a lower level of indebtedness in 2002; (2) a decrease in Piltel’s interest expense of Php858 million due to its debt restructuring plan; and (3) a decrease of Php171 million in Mabuhay Satellite’s interest expense due to debt payments and lower interest rates mainly on Mabuhay Satellite’s foreign currency-denominated loans bearing fluctuating interest rates. The above decreases were partially offset by (1) a net increase of Php19 million in PLDT’s interest expense and related items mainly due to the inclusion of the tender premium of Php518 million related to our tender offer for notes due 2004 completed in May 2002, which was substantially offset by the combined effects of lower interest rates, particularly London Interbank Offered Rate, or LIBOR, and amortizations and prepayments of various loans in 2002; and (3) a net increase of Php15 million in ePLDT’s and its subsidiaries’ interest expenses;

•         an increase in interest and other income of Php296 million mainly due to a net gain of Php633 million resulting from PLDT’s termination of a derivative instrument; and

•         a decrease of Php5,412 million in other expenses–net due mainly to a decrease in equity in net losses of investees of Php4,126 million and a non-recurrence of a provision for permanent decline in value of investment of Php2,052 million recognized in 2001.

Loss Before Income Tax, Cumulative Effect of Change in Accounting Principle and Minority Interest in Net Income of Consolidated Subsidiaries

Our loss before income tax, cumulative effect of change in accounting principle and minority interest in net losses of consolidated subsidiaries in 2002 was Php4,594 million, a decrease of Php25,596 million, or 85%, from a loss of Php30,190 million in 2001.

In 2002 and 2001, our effective corporate tax rate on a consolidated basis was 31% and 9%, respectively. Our effective corporate tax rate was lower than the 32% statutory corporate tax rate due to the following:

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

Net Income

As a result of the foregoing factors, our consolidated net loss in 2002 was Php6,158 million, a decrease of Php21,624 million, or 78%, over our consolidated net loss of Php27,782 million in 2001. This improvement was largely due to the increase in net income of Smart and the decrease in net loss of of Piltel and other wireless subsidiaries for 2002.

Basic and diluted loss per share of common share amounted to Php52.08 in 2002, compared to basic and diluted loss per share of Php176.85 in 2001, after giving retroactive effect to share dividend declarations.

Liquidity and Capital Resources

The following table shows our consolidated cash flows, capitalization and other selected financial data as of and for the years ended December 31, 2003, 2002 and 2001:

Years Ended December 31,
2003	2002	2001
(in millions)
Cash Flows
Net cash provided by operating activities	Php40,920	Php39,722	Php20,113
Net cash used in investing activities	18,359	17,167	29,376
Capital expenditures	17,943	17,239	28,201
Net cash provided by (used in) financing activities	(14,135)	(15,954)	3,841
Effect of exchange rate changes on cash and cash equivalents	(28)	97	24
Net increase (decrease) in cash and cash equivalents	8,398	6,698	(5,398)

December 31,
2003	2002
(in millions)
Capitalization
Cash and cash equivalents	Php19,372	Php10,974
Short-term debt
Current portion of long-term debt	23,816	19,625
Notes payable	2,133	760
Long-term debt – net of current portion	160,459	171,283
Total debt	186,408	191,668
Stockholders’ equity	24,745	16,413
Total capitalization	Php211,153	Php208,081

Since 2002, PLDT has pursued a number of liability management initiatives with the objectives of further improving the balance between its cash flows and debt service requirements and reducing its overall indebtedness.

Through these initiatives, PLDT was able to successfully raise the necessary external financing to fund its operating, investing and debt service requirements.

As of December 31, 2003, consolidated cash and cash equivalents amounted to Php19,372 million. Our principal sources of consolidated cash in 2003 were cash flows from operations amounting to Php40,920 million, drawings from existing long-term credit facilities totaling Php17,507 million, and net equity funds raised through PLDT's SIP amounting to Php94 million. These funds were used principally for capital outlays of Php17,943 million, (including capitalized interest of Php887 million) and debt principal repayments of Php31,548 million.

Principal sources of consolidated cash in 2002 and 2001 were cash flows from operations amounting to Php39,722 million and Php20,113 million, respectively; drawings from long-term and short-term credit facilities amounting to Php36,011 million and Php7,872 million, respectively, in 2002, and Php21,823 million and Php13,483 million, respectively in 2001; and equity funds raised through the issuance of capital stock amounting to Php464 million in 2002. These funds were used principally for capital outlays of Php17,239 million (including capitalized interest of Php1,343 million) and payments of long-term debt amounting to Php43,870 million in 2002; and capital outlays of Php28,201 million, (including capitalized interest of Php2,404 million) and payments of long-term and short-term debt totaling to Php28,960 million and equity funds raised through the issuance of capital stock amounting to Php232 million in 2001.

Operating Activities

On a consolidated basis, net cash flows from operating activities in 2003 amounted to Php40,920 million, an increase of Php1,198 million, or 3%, from Php39,722 million in 2002 and an increase of Php19,609 million, or 97% from Php20,113 million in 2001.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses. The revenue contribution of these businesses has grown over the last three years with wireless business contributing 58%, 50% and 42% in 2003, 2002 and 2001, respectively, and data business contributing an average of 5% in 2003 and 6% in 2002 and 2001. Revenues from our local exchange service accounted for approximately 19% of our consolidated operating revenues in 2003, down from 23% in 2002 and from 27% in 2001.

Our dependence on international and national long distance services has decreased over the past several years. In 2003, 2002 and 2001, these services together accounted for 17%, 20% and 25%, respectively, of our consolidated operating revenues. Revenues from our long distance businesses increased by 5% in 2003 compared to 2002 and decreased by 9% in 2002 compared to 2001 due to cellular substitution and declining prices.

PLDT's contribution to our consolidated cash flows from operations in 2003 was Php11,195 million, a decrease of Php5,992 million, or 35%, from Php17,187 million in 2002, which in turn represents an increase of Php4,321, or 34%, from Php12,866 in 2001. The decrease in 2003 was due to an increase in PLDT’s working capital management, including the decline in level of settlements of certain liabilities outstanding during 2003, compared to 2002. The increase in 2002, on the other hand, was attributable to the decline in the level of settlements in 2002 of certain payables outstanding, compared to 2001.

Our subsidiaries, particularly Smart, made significant contributions to our cash from operations. In 2003, Smart generated cash from operations of Php28,982 million, or 71% of our consolidated cash flows from operations. In 2002, Smart generated cash from operations of Php19,725 million, or 50%, of our consolidated cash flow from operations. Smart’s strong cash flows reflect the continuing strong performance of its cellular business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income under Philippine GAAP in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income under Philippine GAAP and paid additional dividends in the amount of Php1,866 million to PLDT in November 2003, equivalent to the remaining 30% of its 2002 net income under Philippine GAAP. Further, after receiving similar approvals from Finnvera and certain lenders, Smart paid dividends amounting to Php11,280 million to PLDT in May 2004, representing 70% of Smart’s 2003 net income under Philippine GAAP. Smart will also be required to obtain further waivers from Finnvera and certain lenders to pay additional dividends in future periods. We cannot assure that Smart will be able to obtain such waivers in the future, or what amount, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

Investing Activities

On a consolidated basis, net cash used in investing activities in 2003 was Php18,359 million, an increase of Php1,192 million, or 7%, from Php17,167 million in 2002 mainly as a result of higher aggregate capital spending. In contrast, consolidated net cash used in investing activities in 2002 was Php17,167 million, a decrease of Php12,209 million, or 42%, from Php29,376 million in 2001 as a result of Smart’s lower capital spending.

Our consolidated capital expenditures in 2003 totaled Php17,943 million, an increase of Php704 million, or 4%, from Php17,239 million in 2002 primarily due to Smart’s increased capital spending partially offset by PLDT’s lower capital spending. Smart's capital spending of Php11,305 million in 2003 was used to further expand and upgrade its GSM network to meet the increasing demand for cellular services. PLDT's capital outlay of Php6,100 million in 2003 was principally used to finance the continued build-out of its data and broadband/IP infrastructure and its investment in Asia Pacific Cable Network 2. ePLDT and its subsidiaries’ capital spending of Php178 million was used to fund its internet data center, other internet-related business initiatives and call center business investments. The remaining balances were spent by other subsidiaries mainly PLDT Global, Mabuhay Satellite and Subic Telecom. In December 2002, Smart acquired certain PLDT assets, consisting of a portion of PLDT’s digital fiber optic cable from Luzon to Mindanao and certain related equipment, valued at Php4,138 million.

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million. Under the Letter of Support, PLDT provided to Piltel Php2,317 million (US$48 million) in 2000, Php2,039 million (US$41 million) in 2001, and Php571 million (US$11 million) in 2002. There was no drawdown under the Letter of Support in 2003. Drawings under the PLDT Letter of Support are converted into U.S. dollars at the prevailing exchange rates at the time of drawdown. As of December 31, 2003, the remaining undrawn balance under the PLDT Letter of Support was US$50 million (approximately Php2,793 million). If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (which comprise an aggregate principal of US$0.9 million as of December 31, 2003), additional drawings under the Letter of Support would likely be required to provide all or a portion of the funds needed by Piltel. We cannot assure that additional amounts will not have to be drawn under the Letter of Support nor can we predict when the remaining undrawn balance under the Letter of Support will be exhausted. Piltel is currently in discussion with its unrestructured creditors and is seeking to restructure such debt on the terms and conditions of Piltel’s debt restructuring. However, Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debt or other obligations, including its debts or other obligations owed to us and our affiliates.”

For 2004, we anticipate reducing the level of our capital expenditures and equity investments. Our 2004 budget for consolidated capital expenditures is approximately Php22,000 million, of which approximately Php7,000 million is budgeted to be spent by PLDT for its fixed line data and network services and approximately Php15,000 million is budgeted to be spent by Smart for further expansion and upgrading of its GSM network.

Our consolidated capital expenditures in 2002 totaled Php17,239 million mainly from PLDT's and Smart's capital spending of Php8,194 million and Php7,564 million, respectively. Our consolidated capital expenditures of Php28,201 million (including capitalized interest of Php2,404 million) in 2001 was largely attributable to PLDT and Smart.

Financing Activities

On a consolidated basis, we used net cash of Php14,135 million and Php15,954 million for financing activities in 2003 and 2002, respectively, as against net cash provided from financing activities of Php3,841 million for the year 2001. The net cash used in financing activities in 2002 as against net cash provided by financing activities in 2001 was mainly due to PLDT’s debt repayments in line with its liability management program. The net cash provided by financing activities in 2001 was primarily due to proceeds from the issuance of PLDT's common shares to NTT Communications Capital (UK) Limited, or NTTC-UK, a wholly-owned subsidiary of our strategic partner NTT Communications, amounting to Php13,878 million in 2000. On a stand-alone basis, Smart’s financing activities in 2003 and 2002 used net cash of Php9,251 million and Php11,764 million, respectively, specifically for debt payments in excess of loan drawdowns. Conversely, Smart’s financing activities in 2001 provided net cash of Php11,798 million representing drawings from various credit facilities.

Debt Financing

Additions to our consolidated long-term debt in 2003 totaled Php17,507 million, consisting of (1) drawings totaling Php13,943 million, primarily from PLDT’s loan facilities extended and/or guaranteed by various export credit agencies; and (2) Smart’s drawings of Php3,564 million, principally from its Phase 5 GSM loan facilities.

Our consolidated indebtedness as of December 31, 2003 was Php186,408 million, lower by Php5,260 million, or 3%, compared to Php191,668 million as of December 31, 2002 mainly due to the reductions of Php3,771 million and Php2,305 million in PLDT’s and Smart’s indebtedness, respectively. PLDT’s non-consolidated indebtedness decreased by 3%, from Php141,107 million as of December 31, 2002 to Php137,336 million as of December 31, 2003, due to debt payments in line with our thrust to reduce PLDT’s overall indebtedness. Smart’s indebtedness as of December 31, 2003 stood at Php20,586 million, a decrease of 10% from Php22,891 million as of December 31, 2002.

As of December 31, 2003, PLDT had undrawn committed dollar-denominated long-term credit facilities of US$120 million, inclusive of the US$50 million undrawn portion of the US$149 million Kreditanstalt fur Wiederaufbau, or KfW, refinancing facility described below, US$8 million undrawn portion of the US$12 million term loan facility extended by DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH under an agreement dated May 29, 2003 and the JPY5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan, or NEXI, under an agreement dated June 11, 2003. Smart also had undrawn committed dollar-denominated long-term credit facilities in the aggregate of US$40 million under the US$100 million NEXI loan facility signed by Smart in November 2002 which was drawn on April 5, 2004. In addition, Smart still has available facilities under its €50 million Framework Agreement with HypoVereinsbank up to a maximum aggregate amount of €44 million.

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of our outstanding long-term debt as of December 31, 2003 are as follows:

Consolidated
Maturity	(in millions)

2004	Php23,816
2005	30,172
2006	28,762
2007	29,059
2008	5,733
2009 and onwards	66,733

Approximately Php117,542 million principal amount of our consolidated outstanding long-term debt as of December 31, 2003 is scheduled to mature over the period 2004 to 2008. Of this amount, approximately Php89,429 million is attributable to PLDT, Php20,586 million to Smart, and the remainder to Mabuhay Satellite, Maratel, ePLDT and Piltel.

See “— Certain Indebtedness” for an overview of our indebtedness.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests, calculated on the basis of Philippine GAAP, at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

•         interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings or losses of investees, of not less than 180% or 200%;

•         total debt to EBITDA on a non-consolidated basis of not more than 5.5:1 on December 31, 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

•         long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis, ranging from not more than 1.1:1 to not more than 3.0:1;

•         current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

•         debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

•         debt to free cash flow ratio on a non-consolidated basis of not more than 5.5:1 from September 30, 2003 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 onwards.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis calculated on the basis of Philippine GAAP. These include:

•         long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

•         total debt to EBITDA of not more than 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter;

•         current ratio ranging from not less than 0.75:1 to 0.9:1; and

•         interest coverage ratio of not less than 200%.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value, as part of NTC’s financial reporting requirements, based on the December 29, 1997 exchange rate of Php40.116 to US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of December 31, 2003 and 2002, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php38,441 million and Php44,984 million, respectively.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. Interest expense may increase as a result of various factors, including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 96% of PLDT's total debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. As of December 31, 2003, the peso depreciated by 4% to Php55.586 to US$1.00, from Php53.254 to US$1.00 as of December 31, 2002. The peso has been subjected to significant fluctuations. In 2003, the peso depreciated to Php55.075 to US$1.00 on March 12, 2003 then recovered to a high of Php52.021 to US$1.00 on May 8, 2003 only to depreciate again to a low of Php55.767 to US$1.00 on November 27, 2003. As of May 31, 2004, the exchange rate was Php55.807 to US$1.00, as compared to Php55.586 at the end of 2003.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of its fixed line business. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios have become more restrictive at the end of the second and fourth quarters of 2003 and the first quarter of 2004 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) our after-tax net income for the 12 months immediately preceding the calculation date after: (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees but excluding provision for doubtful accounts) and provision for income taxes, and
(2) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under these agreements for the 12 months period ended December 31, 2003 was 300% as against the required threshold of not less than 180%.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation, amortization and non-cash charges (including equity share in net earnings or losses of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under these agreements for the 12 months period ended December 31, 2003 was 388% as against the required threshold of not less than 200%.

Non-consolidated total debt to EBITDA is the ratio calculated on the basis of Philippine GAAP of (x) PLDT's total indebtedness (not including amounts payable by PLDT to Piltel under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs. As of December 31, 2003, our non-consolidated total debt to EBITDA calculated on the basis of Philippine GAAP was 4.68:1 as against the required threshold of not more than 5.5:1.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio calculated on the basis of Philippine GAAP of (x) PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (y) the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC. As of December 31, 2003, our non-consolidated long-term indebtedness to appraised value of equity/tangible net worth calculated on the basis of Philippine GAAP was 0.88:1 as against the most restrictive threshold of not more than 1.10:1.

Non-consolidated current ratio is the ratio calculated on the basis of Philippine GAAP of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date. As of December 31, 2003, our non-consolidated current ratio calculated on the basis of Philippine GAAP was 1.28:1 as against the most restrictive threshold of not less than 1.20:1.

Debt service coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s SIP, and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date plus (3) PLDT’s closing cash balance as of the last day of the calculation period to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date. Our debt service coverage ratio for the 12 months period ended December 31, 2003 calculated on the basis of Philippine GAAP was 1.15:1 as against the required threshold of not less than 1.10:1.

Debt to free cash flow ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s debt less PLDT’s closing cash balance of the last day of the calculation period to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus
(1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s SIP, and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date. Our debt to free cash flow ratio for the 12 months period ended December 31, 2003 calculated on the basis of Philippine GAAP was 4.95:1 as against the required threshold of not more than 5.5:1.

Our consolidated long-term debt to appraised value of equity/tangible net worth, consolidated total debt to EBITDA, consolidated interest coverage and consolidated current ratios during the year 2003, each to be calculated pursuant to Philippine GAAP, remained within the limits stipulated in the various loan agreements, including the most restrictive current ratio threshold of not less than 0.9:1.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including: (1) incurring additional indebtedness; (2) prepaying other debt; (3) making investments;
(4) extending loans; (5) extending guarantees or assuming the obligations of other persons; (6) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock; (7) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (8) entering into management contracts providing for the management of its business or operations by a third party; (9) creating any lien or security interest;
(10) permitting set-off against amounts owed to PLDT; (11) merging or consolidating with any other company; (12) entering into transactions with shareholders and affiliates; and (13) entering into sale and leaseback transactions.

Under the indenture of PLDT's 10.625% Notes due 2007 and 11.375% Notes due 2012, PLDT is required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT's ability to (1) incur debt unless its ratio of debt to EBITDA calculated on the basis of Philippine GAAP (calculated on a non-consolidated basis based on definitions provided in the same indenture, except under certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5:1 on or prior to December 31, 2003, 5.0:1 from January 1, 2004 to December 31, 2004 and 4.5:1 thereafter and (2) pay dividends, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain exceptions, these covenants also restrict our ability to sell assets and to use the proceeds of these asset sales. Our consolidated leverage ratio at December 31, 2003 calculated on the basis of Philippine GAAP was 5.4:1 as against the required threshold of not more than 5.5:1. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on common stock until after December 31, 2004. In addition, under the terms of PLDT's US$145 million multicurrency term facility agreement and JPY5,615 million syndicated term loan facility, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0:1. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2:1 or
(iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

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

Under the terms of both PLDT’s US$145 million multicurrency term facility agreement and JP¥5,615 million syndicated term loan facility, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change in control offer. A change in control is deemed to occur when (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights fall below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and
(3) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under its debt instruments. These default provisions include: (1) cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (2) failure by PLDT to meet certain financial ratio covenants referred to above; (3) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;
(4) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (5) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (6) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (7) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Financing Requirements

We believe that our available cash, including cash flow from operations and drawings from existing credit facilities, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months. Further, as described above, we have completed a number of initiatives under our liability management program to meet our debt service requirements in the short and medium term.

We continue to pursue various initiatives and financing transactions with the objective of further improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness. In addition, PLDT has reduced its capital expenditures and investments, suspended dividend payments to common shareholders and increased its application of available cash to reduce its indebtedness. Further, we expect to benefit from increasing revenue and cash flow contributions from our subsidiaries, particularly Smart. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income under Philippine GAAP in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income under Philippine GAAP, and paid additional dividends in the amount of Php1,866 million to PLDT in November 2003, equivalent to the remaining 30% of its 2002 net income under Philippine GAAP. Further, after receiving similar approvals from Finnvera and certain lenders, Smart paid dividends amounting to Php11,280 million to PLDT in May 2004, representing 70% of Smart’s 2003 net income under Philippine GAAP. Smart will be required to obtain further waivers from Finnvera and certain lenders to pay additional dividends in future periods. We cannot assure that Smart will be able to obtain such waivers in the future, or what amount, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

Credit Ratings

Our credit ratings may significantly affect the terms of our prospective financings, particularly financing costs. None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

On April 8, 2004, Fitch Ratings upgraded PLDT’s long-term foreign currency and local currency rating to “BB” from “BB-” (BB minus) while the rating of PLDT’s convertible preferred share was similarly upgraded to “B+” (B plus) from “B”. The rating action follows a sustained period of improvement in PLDT’s operating and financial profile mainly due to the growth of Smart. The stable outlook also reflects Fitch’s view that neither the existing competitive landscape not the planned resumption of common share dividends by PLDT would materially disrupt our deleveraging efforts.

On March 23, 2004, Standard and Poor’s Ratings Group affirmed its “BB” rating and stable outlook on PLDT. On April 22, 2003, Standard & Poor’s Ratings Group affirmed its “BB” rating and stable outlook on PLDT.

On January 27, 2004, PLDT’s foreign currency senior unsecured debt rating was upgraded by Moody’s Investors Service to “Ba2” from a recent “Ba3” as of July 29, 2003 and preferred share rating moved up to “B1” from “B2.” The rating reflects continued improvements in the operating performance of Smart and the expectation of on-going free cash flow to help repay debt maturities in the coming years. The negative outlook on PLDT's rating is constrained, reflecting Moody's decision to downgrade the Philippine Government's long-term foreign currency bond rating to “Ba2” with a negative outlook also on January 27, 2004.

On December 10, 2003, PhilRatings affirmed its rating of “PRS1” for PLDT’s Php2.0 Billion One-Year Peso Notes which registration was rendered effective by the Philippine Securities and Exchange Commission on April 9, 2003. PRS1 is the highest rating possible on PhilRatings’ scale for short-term securities and is based on the issuer’s “strongest capability for timely payment of debt on both principal and interest.”

A credit rating is not a recommendation to purchase, hold or sell securities as much as such rating does not comment as to market price or suitability for a particular investor. In addition, a credit rating is subject to revision or withdrawal at any time by the credit rating assigning organization. There is no assurance that the credit ratings will remain in effect for any given period or that the ratings will not be revised, downwards or upwards, by the rating agency in the future.

Off-Balance Sheet Arrangements

On October 10, 2002, PLDT entered into a Receivables Purchase Deed with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser will have no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach on its representations and warranties under the Receivables Purchase Deed. For the years ended December 31, 2003 and 2002, receivables sold under the Receivables Purchase Deed amounted to US$11 million (Php608 million) with resulting losses of US$1.5 million (Php84 million) and US$3 million (Php165 million), and with resulting losses of US$0.5 million (Php 25 million), respectively.

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

Equity Financing

Through our SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php94 million, Php464 million and Php232 million in 2003, 2002 and 2001, respectively. As approved by the NTC, the SIP was made optional in 2003 from being compulsory in earlier years.

Cash dividend payments amounted to Php1,603 million in 2003 and Php1,582 million in 2002, all of which were paid solely to preferred shareholders of PLDT. In 2001, cash dividend payments totaled Php1,819 million, of which Php402 million was paid to common shareholders of PLDT and the remainder to its preferred shareholders. The most recent cash dividends paid by PLDT to its common shareholders was in April 2001, and no dividends were paid to PLDT’s common shareholders in 2002 or 2003.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of December 31, 2003:

	Payments Due by Period
	Long-term debt obligations	Long-term lease obligations	Unconditional purchase obligations	Other long-term obligations	Total
		(in millions)

2004	Php23,816	Php978	Php1,629	Php–	Php26,423
2005	30,172	829	1,132	–	32,133
2006	28,762	625	1,121	–	30,508
2007	29,059	482	1,112	–	30,653
2008	5,733	280	1,112	13,774	20,899
2009 and onwards	66,733	1,154	4,447	8,124	80,458
Total	Php184,275	Php4,348	Php10,553	Php21,898	Php221,074

Long-term Debt Obligations

For discussion of our long-term debt obligations, see Note 14 – Long-term Debt to the accompanying consolidated financial statements in Item 18.

Long-term Lease Obligations

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of December 31, 2003, PLDT’s aggregate remaining obligation under these agreements was approximately Php875 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for submarine cable repair and related services for the maintenance of PLDT's DFON submerged plant for a period of five years up to July 4, 2005. Under this agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of December 31, 2003, PLDT’s aggregate remaining obligation under this agreement was approximately Php185 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As of December 31, 2003, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php41 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As of December 31, 2003, PLDT’s aggregate remaining obligation under this agreement was approximately Php65 million.

Other Long-term Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php2,309 million as of December 31, 2003 in respect of office and cell site rentals with over 2,000 lessors nationwide.

Unconditional Purchase Obligations

Air time Purchase Agreement with ACeS International Limited. PLDT is a party to a Founder NSP, Air Time Purchase Agreement with AIL in March 1997, which was amended in December 1998, under which PLDT is granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT is required to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of commercial operations of the Garuda I satellite. In the event AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms of the original Air Time Purchase Agreement following the lapse of the November 15, 2003 deadline for the negotiation of the revised Air Time Purchase Agreement.

As of December 31, 2003, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php10,081 million.

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

Effective July 1, 2003, VeriSign has agreed to amend the Agreement and issued Addendum 6 to write-off all past due invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 will be part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003-August 2004), the annual support fee will be reduced from US$0.3 million to US$40,000 and for contract years 5-7 (September 2003-August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products for 12 months starting July 2003 and negotiable thereafter. As of December 31, 2003, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php26 million pertaining to annual support fee.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus Intelligent Network Inc., or iPlus, a wholly-owned subsidiary of ePLDT, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall UniverseTM IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, e-mail and voicemail in one high capacity, high-availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of other management applications. The aggregate value of these licenses is US$2.1 million and these licenses will be granted quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. As of December 31, 2003, iPlus’ aggregate remaining obligation under this agreement was US$1.5 million (approximately Php83 million).

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote VSAT network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. On June 4, 2001, PLDT issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K, Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel. In 2002, PLDT issued additional 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. In 2003, PLDT issued additional 110,908 shares of its Series VI Convertible Preferred Stock in exchange for 554,540 shares of Piltel’s Series K, Class I Convertible Preferred Stock. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to shares of PLDT’s common stock. Under a put option exercisable for 30 days, holders of common share received on mandatory conversion will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2003, 145,320 shares of Series V Convertible Preferred Stock and 531,251 shares of Series VI Convertible Preferred Stock were converted to shares of PLDT’s common stock. The aggregate value of the put option based on outstanding shares as of December 31, 2003 was Php21,898 million, of which Php13,774 million is payable on June 4, 2008 and Php8,124 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying shares of common stock were put to PLDT. The market value of the underlying shares of common stock was Php10,763 million, based on the market price of PLDT’s common stock of Php970 per share as of December 31, 2003. See Note 16 – Preferred Stock Subject to Mandatory Redemption and Note 17 –Stockholders’ Equity to the accompanying consolidated financial statements in Item 18 for further discussion.

Commercial Commitments

As of December 31, 2003 and 2002, our outstanding commercial commitments, in the form of letters of credit, amounted to Php2,640 million and Php3,610 million, respectively. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc., or Nokia, signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In August 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM cellular network. The US$200 million MPO was completed in November 2003. On May 30, 2003, Smart entered into a Technical Support Services Order, or TSSO, with Nokia in the amount of US$8 million. This TSSO has been fully served as of December 31, 2003.

In January 2004, Smart signed a new MPO in favor of Nokia amounting to US$117 million (Phase 7 under the Frame Supply Contract between Smart and Nokia). Smart is, however, under no legal obligation to incur these expenditures.

As of December 31, 2003, Smart had no guarantee obligations, standby repurchase obligations or other commercial commitments.

Effect of Peso Depreciation

In 2001, 2002 and 2003, our operating revenues that have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate, exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. PLDT has capitalized its foreign exchange losses in respect of its U.S. dollar-denominated indebtedness, and net income in future periods is expected to be negatively affected as a result of higher depreciation expense resulting from such capitalization. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

To manage foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently nor readily available. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risks — Foreign Exchange Risk Management and — Interest Rate Risk Management.”

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2003 was 3%, the same level as in 2002.

Other Information

GSM Association honors Smart Load

Smart Load, the first “over-the-air” reloading service introduced by Smart, which allows for small-denomination reloads was awarded as the “Best Mobile Application or Service – Consumer Market” at the annual GSM Association awards. The Best Mobile Application or Service award recognizes new and innovative products or services which contribute to industry growth. The GSM association is comprised of over 600 GSM mobile operators and 140 suppliers from more than 200 countries worldwide.

PLDT Named as Best Managed Company in the Philippines for 2003 by Asiamoney

PLDT has been named as the Philippines’ Overall Best Managed Company in 2003 by Asiamoney. PLDT was top picked in a survey that ranked Asia’s leading listed companies in 2003 by more than 200 investors from over 180 institutions worldwide. PLDT also placed first in the following categories:

•                     Best in Corporate Strategy

•                     Best in Financial Management

•                     Best in Operational Efficiency

•                     Best in Investor Relations

•                     Best Focus on Shareholder Value

•                     Most Improved in Corporate Governance

Smart’s Proposed Exchange Offer to Piltel Creditors

On March 23, 2004, Smart sent out invitations to the creditors of Piltel, subject to certain terms and conditions, to offer to sell their indebtedness to Smart in exchange for: (a) cash (in U.S. Dollars or Philippine Pesos); and/or (b) U.S. dollar-denominated loan obligations of Smart; and/or (c) in consideration of delivery of U.S. dollar-denominated bonds guaranteed by the Republic of the Philippines. This offer is only being extended to persons outside of the United States and no jurisdictional means of the United States are being used in connection with the offer. The options available to Piltel creditors are as follows:

•         Cash settlement up to an aggregate amount of US$20 million at a maximum exchange price of US$0.40 for each US$1.00 equivalent of Piltel debt exchanged;

•         US$ Smart debt maturing in December 2007 at the rate of US$0.525 for each US$1.00 equivalent of Piltel debt exchanged, with interest at US$ LIBOR plus 1% per annum, payable quarterly;

•         US$ Smart debt maturing in December 2008 at the rate of US$0.575 for each US$1.00 equivalent of Piltel debt exchanged, with interest at US$ LIBOR plus 1% per annum, payable quarterly;

•         US$ Smart 10-year debt maturing in June 2014, at par by reference to the US$1.00 equivalent of Piltel debt exchanged, with fixed interest at 2.25% per annum, payable quarterly;

•         For Yen Trade creditor, US$ Smart 10-year debt maturing in June 2014, at par by reference to the US$1.00 equivalent of Piltel debt exchanged, with fixed interest at 2.25% per annum, payable quarterly and with an option to elect, by not less than 15 months’ prior notice, for an early repayment at a discount either on December 2007 at 52.5% of the relevant debt amount or on December 2008 at 57.5% of the relevant debt amount; and

•         12-year US$ Republic of the Philippines-guaranteed bonds, at par, with a 2% coupon per annum, payable semi-annually (this option is not available to Piltel bondholders).

Piltel creditors were initially given four weeks from the date the letters of invitation were issued to respond to Smart’s offer. Smart stated in the invitations to the creditors of Piltel that it will only proceed with the debt transaction if the following conditions are met:

•         At least 75% in aggregate of existing Piltel debt by value offered by the creditors is exchanged for one or more of the menu of options;

•         Minimum acceptance thresholds for each facility are met, as follows:

-   100% by principal amount of Yen Trade Facility;

-   67% by principal amount of the Peso and US$ Facility Agreements;

-   US$65 million face value of the bonds (Conversion Notes);

-   67% by principal amount of the US$ Trade Facilities; and

-  50.01% by principal amount of the Term Notes Facility Agreement.

• Certain waivers/amendments relating to Piltel’s existing indebtedness are obtained, including the termination of the PLDT Letter of Support.

On April 24, 2004, Smart extended the deadline for Piltel creditors to make an offer to sell their Piltel debt for 10 days until April 30, 2004. On May 3, 2004, Smart granted one further extension of the deadline for Piltel creditors to make offers to sell their Piltel debt until May 31, 2004.

As of June 8, 2004, Smart had received offers from Piltel creditors representing approximately 69% in aggregate of the outstanding restructured Piltel debt, to sell their Piltel debt to Smart.

Some Piltel creditors who opted not to participate in the transaction nonetheless have indicated that they will consent to certain amendments to the agreements governing Piltel’s restructured indebtedness, thus permitting Smart to achieve its overall commercial objectives in proceeding to close the transaction. Given this development, the board of directors of PLDT has authorized Smart to proceed with the transaction despite not having met the abovementioned 75% aggregate acceptance level.

Based on the offers received by Smart, the following is a breakdown of the options to be allocated to the participating Piltel creditors and their percentages of the total amount of Piltel’s outstanding restructured debt:

Option	Allocation		Exchange	New Debt/Cash
	Amount	%	Ratio (%)	Outlay of Smart
	(in millions, except percentage)

2014 Smart Debt(1)	US$271.5	65.4	100.0	US$271.5
2007 Smart Debt	6.9	1.7	52.5	3.6
2008 Smart Debt	5.0	1.2	57.5	2.9
Cash	3.8	0.9	40.0	1.5
Total	US$287.2	69.2		US$279.5

___________

(1) Included in Other Creditors are creditors representing 9.2% of Piltel’s outstanding restructured debt equivalent to US$38.1 million who had chosen the Republic of the Philippines-guaranteed bond option and are going to be allocated their chosen alternative option. After intensive efforts to arrange an appropriate Republic of the Philippines-guaranteed facility, Smart has determined that it would not be possible to arrange this facility in time for the proposed closing of the transaction. Accordingly, Smart will be advising those creditors who chose the Republic of the Philippines-guaranteed bond option of its decision to provide them with their alternative selection, which in all cases, is the 2014 Smart debt.

Based on the allocation above, Smart will be issuing US$278 million of new debt and paying US$1.5 million of cash upfront. Smart currently plans to close this debt transaction in the month of July 2004. Closing is subject to, among other things, the trustees and agents of the various Piltel debt facilities confirming their ability to act in the manner contemplated by the invitation, including to enable implementation of the relevant waivers and amendments.

In anticipation of the successful closure of the debt exchange transaction and after having now received consents from its creditors, Smart intends to commence the process of acquiring PLDT’s equity interests in Piltel consisting of 767 million common shares (representing 45.3% of Piltel’s outstanding common shares) and 59 million shares of Series K, Class I Convertible Preferred Stock (convertible into Piltel common stock at a ratio of 170:1). The consideration for the share transfer will be determined at a later date. Smart expects to complete this part of the transaction later in the second half of 2004 and expressed no intention to enter into a statutory merger with Piltel or to use Piltel as a backdoor listing vehicle.

Certain Indebtedness

Our aggregate outstanding indebtedness (including short-term debt), on a consolidated basis as of December 31, 2003, amounted to Php186,408 million (US$3,353 million) and their respective maturities are shown below:

Maturity	Aggregate Outstanding Indebtedness
(in millions)

PLDT	Php137,336
Smart	20,586
Piltel	23,433
Mabuhay Satellite	4,722
ePLDT	305
Maratel	26
Php186,408

Maturity	Aggregate Outstanding Indebtedness
	(in millions)
2004 (January 1 through December 31, 2004)	US$467	Php25,949
2005	543	30,172
2006	517	28,762
2007	523	29,059
2008	103	5,733
2009 and onwards	1,201	66,733

Approximately 94% of our total consolidated indebtedness is denominated in currencies other than Philippine pesos, predominately U.S. dollars.

Overview of PLDT's Indebtedness

PLDT obtains credit from a variety of sources, including bank loans and capital markets issuances. As of December 31, 2003, PLDT on a non-consolidated basis had US$2,471 million aggregate principal amount of outstanding indebtedness (including short-term debt). Approximately 96% of PLDT's non-consolidated outstanding indebtedness is denominated in currencies other than Philippine pesos, predominately U.S. dollars, and 28% accrues interest at a floating rate. US$1,644 million of this debt is scheduled to mature through 2008.

PLDT's aggregate outstanding indebtedness (including short-term debt) on a non-consolidated basis as of December 31, 2003 and their respective maturities are shown below:

Maturity	Aggregate Outstanding Indebtedness
	(in millions)
2004 (January 1 through December 31, 2004)	US$320	Php17,783
2005	399	22,188
2006	388	21,547
2007	455	25,282
2008	82	4,562
2009 and onwards	827	45,974

In 2003 and 2002, PLDT pursued a number of liability management initiatives with the objectives of further improving the balance between its cash flows and debt service requirements and reducing its overall indebtedness.

As part of these initiatives, PLDT was successful in raising external financing to fund a portion of its projected operating, investing and debt service requirements. On January 25, 2002, PLDT signed two loan agreements with KfW that provided PLDT with a refinancing facility of US$149 million. On May 2, 2002, PLDT completed a global offering of notes in the aggregate amount of US$350 million with a simultaneous tender offer for PLDT’s 8.5% Notes due 2003 and 10.625% Notes due 2004, which closed on May 15, 2002. On July 26, 2002, PLDT signed a loan agreement with JBIC in the total amount of JP¥9,760 million under JBIC’s overseas investment loan program. On September 4, 2002, PLDT signed a US$145 million syndicated multicurrency term loan facility, the first tranche of which was drawn on June 18, 2003 to refinance a portion of the outstanding principal balance of the Japanese yen syndicated term loan which matured on the same date, and the second tranche was drawn on December 22, 2003 to refinance a portion of the outstanding principal balance of a U.S. dollar term loan which matured on the same date. On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI of which US$60 million was drawn on November 28, 2003 and was outstanding as of December 31, 2003. The US$40 million balance was drawn on April 5, 2004.

On May 29, 2003 PLDT obtained a US$12 million term loan facility from DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH. As of December 31, 2003, this loan has an outstanding balance of US$4 million.

On June 11, 2003, PLDT also signed a JPY5,615 million syndicated term loan facility supported by NEXI. As of December 31, 2003, we have not made any drawdowns under this facility. An initial drawdown of JP¥960 million was made on April 5, 2004.

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

KfW, a German state-owned development bank, is our largest single creditor. As of December 31, 2003, PLDT owed to KfW an aggregate principal amount of US$398 million, as follows:

•         US$298 million provided under various export credit agency-backed facilities, of which US$221 million was provided in connection with our expansion and service improvement programs and US$77 million in connection with the US$149 million refinancing facility discussed below; and

•         US$100 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$22 million was in connection with the US$149 million refinancing facility discussed below.

On January 25, 2002, PLDT signed two loan agreements with KfW that provided PLDT with a US$149 million facility to refinance in part the repayment installments under PLDT’s existing loans from KfW due from January 2002 until December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$99 million (Php5,520 million) under this facility as of December 31, 2003.

After giving effect to the refinancing facility, US$38 million of our KfW loans mature in 2004, US$82 million mature in 2005, US$57 million mature in 2006, US$78 million mature in 2007, US$58 million mature in 2008 and US$85 million mature in 2009 and onwards. Principal amortization on these loans is generally payable in equal semi-annual installments.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including JBIC, the Export-Import Bank of the United States, and respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, Singapore and the United Kingdom, in the aggregate outstanding principal amount of US$201 million as of December 31, 2003. Of the amounts outstanding under these loans, US$63 million mature in 2004, US$52 million mature in 2005, US$42 million mature in 2006, US$32 million mature in 2007, US$8 million mature in 2008 and US$4 million mature in 2009 and onwards.

Fixed Rate Notes

PLDT has eight series of non-amortizing fixed rate notes outstanding as of December 31, 2003, as follows:

Principal Amount	Issue Date	Interest Rate	Maturity

US$77,002,000	June 2, 1994	10.625%	June 2, 2004
US$138,210,000	July 31, 1995	9.875%	August 1, 2005
US$175,000,000	June 28, 1996	9.250%	June 30, 2006
US$200,000,000	March 6, 1997	7.850%	March 6, 2007
US$100,000,000	May 2, 2002	10.625%	May 15, 2007
US$175,000,000	April 13, 1999	10.500%	April 15, 2009
US$250,000,000	May 2, 2002	11.375%	May 15, 2012
US$300,000,000	March 6, 1997	8.350%	March 6, 2017

On May 2, 2002, PLDT issued 10.625% Notes due 2007 in the aggregate principal amount of US$100 million and 11.375% Notes due 2012 in the aggregate principal amount of US$250 million. The net proceeds from the issuance of the notes were used to effect the repurchase of (1) US$63 million in principal amount of our 8.5% Notes due 2003 and US$117 million in principal amount of our 10.625% Notes due 2004 validly tendered by holders in our tender offer and (2) US$10 million in principal amount of our 10.625% Notes due 2004 and US$12 million in principal amount of our 9.875% Notes due 2005 from the open market, and to prepay or repay various loans in the aggregate amount of US$125 million, of which US$53 million (JP¥6,260 million) pertained to the Japanese yen term loan which matured on June 18, 2003 and US$52 million in connection with the US$150 million term loan which matured on December 22, 2003.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart’s local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively. These loans were amended in August and September 2001 to increase the maximum total debt to EBITDA ratio that PLDT on a non-consolidated basis and calculated on the basis of Philippine GAAP is permitted to maintain during the terms of the respective loans. Approximately US$108 million of these loans was outstanding as of December 31, 2003. The FMO loan will mature on September 1, 2007, and the EKN and ECGD loans on December 31, 2007.

US$150 Million Term Loan

In connection with PLDT’s fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch. This loan matured on December 22, 2003 and the principal balance of US$52 million then outstanding was partly refinanced by Tranche B of US$145 million multicurrency refinancing facility in the amount of JP¥3,191 million and US$19 million.

JP¥19,807 Million Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks. This loan matured on June 18, 2003 and the principal balance of JP¥12,359 million then outstanding was partly refinanced by Tranche A of US$145 million multicurrency refinancing facility in the amount of JP¥7,723 million and US$34 million.

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under the JBIC’s Overseas Investment Loan (OIL) program. The loan, which was drawn on July 31, 2002, will be amortized semi-annually beginning March 21, 2005 and will mature on March 21, 2008.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility was split into two tranches. Tranche A was drawn on June 18, 2003 in the amount of JP¥7,723 million and US$34 million to refinance a portion of the outstanding principal balance of the Japanese yen syndicated term loan which matured on the same date. Tranche B was drawn on December 22, 2003 in the amount of JP¥3,191 million and US$19 million to refinance a portion of the US$52 million principal amount outstanding under the U.S. dollar term loan which matured on the same date. The new syndicated facility will be amortized semi-annually beginning June 2004 and will mature in December 2006.

US$12 Million Term Loan Facility

On May 29, 2003, PLDT obtained a US$12 million term loan facility from DEG-Deutsche Investitions und Entwicklungsgesellschaft mbH. As of December 31, 2003, this loan has an outstanding balance of US$4 million. This loan will mature in December 2009 and is payable in semi-annual installments starting June 15, 2004.

JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by NEXI. As of December 31, 2003, we have not made any drawdown under this facility. An initial drawdown of JP¥960 million was made on April 5, 2004.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million, of which about Php1,284 million was outstanding as of December 31, 2003. The loan, which is funded under the JBIC Facility for Private Sector Development of the Development Bank of the Philippines, will mature on October 26, 2005, and since April 2002, is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1-7	3.500%
Payments 8-11	8.875%
Payments 12-15	10.000%

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million will mature on November 9, 2004, and Php770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million will mature on June 9, 2005, and Php810 million on June 9, 2010.

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

The Peso Notes program, for which the registration was rendered effective by the Philippine SEC on April 9, 2003, has been given “PRS 1” rating by PhilRatings, an affiliate of Standard & Poor’s. PhilRatings affirmed the “PRS1” rating on December 10, 2003. PRS1 is the highest rating possible on PhilRatings’ scale for short-term securities and is assigned to issues with “the strongest capability for timely payment of debt on both principal and interest.”

Overview of Smart’s Indebtedness

As of December 31, 2003, Smart had US$370 million of aggregate indebtedness outstanding which are scheduled to mature as follows:

	Aggregate Outstanding
Maturity	Indebtedness
	(in millions)

2004 (January 1 through December 31, 2004)	US$128	Php7,104
2005	127	7,081
2006	93	5,191
2007	22	1,205
2008 and onwards	–	5

As of December 31, 2003, Smart had no outstanding short-term borrowings.

In connection with the build-out expansion of its GSM network, Smart has entered into a number of loan agreements to finance the various phases of this expansion.

US$224 Million Term Loan Facilities

The loan facilities for Phases 1 to 4 of the GSM network expansion, under which US$106 million was outstanding as of December 31, 2003, are repayable in ten equal semi-annual installments with final repayments due in October 2005 and April 2006.

US$195 Million Term Loan Facility

On June 8, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million loans. The US$195 million loans, of which US$121 million was outstanding as of December 31, 2003, are payable over five to six years, with final repayments due in September 2006, March 2007 and June 2007.

Php1 Billion Term Loan Facility

On June 14, 2001, Smart signed its GSM Phase 5A financing of Php1,000 million term loan. The Php1,000 million facility, of which Php533 million was outstanding as of December 31, 2003, is payable quarterly with final repayment in December 2005.

US$6 Million Term Loan Facility

On September 25, 2001, Smart obtained a US$6 million term loan facility from Electro Banque S.A., which was later assigned to Alcatel SVF 1999A-Trust fee effective December 3, 2002. The loan facility, of which US$3 million was outstanding as of December 31, 2003, is payable semi-annually, with final repayment due in May 2005.

US$11 Million Term Loan Facility

On October 26, 2001, Smart obtained a US$11 million term loan facility from Credit Lyonnais S.A., of which the undrawn balance of US$4 million was cancelled upon expiry of the availability period on April 26, 2003. The loan facility, comprised of three tranches of which US$5 million was outstanding as of December 31, 2003, is payable semi-annually with final repayments due in January 2007, November 2007 and May 2008.

US$100 Million Term Loan Facility

On December 13, 2001, Smart signed its GSM Phase 5B financing of US$100 million, of which US$61 million was outstanding as of December 31, 2003. The loan is payable over five years with final repayment due in September 2006.

Php300 Million Term Loan Facility

On January 9, 2002, Smart signed a loan facility in the amount of Php300 million. This loan has been fully drawn and is payable quarterly with final repayment in February 2007. However, the outstanding balance of Php280 million was prepaid on November 4, 2003.

US$7 Million Term Loan Facility

On April 14, 2002, for the purpose of financing the purchase of certain equipment, Smart obtained a US$7 million term loan facility from Bayerische Hypo-und Vereinsbank Aktiengesellschaft pursuant to the standard loan agreement No. 1 dated August 14, 2002 under the €50 million Framework Agreement for the financing of individual export contracts dated November 8 and 13, 2001. The outstanding balance as of December 31, 2003 was US$6 million.

US$100 Million Term Loan Facility

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and was outstanding as of December 31, 2003. The US$40 million undrawn balance was drawn on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004.

Facilities under GSM Phases 1 to 4, the Finnish Export Credit plc tranche of GSM Phase 5A facility and GSM Phase 5B facility are covered by guarantees from Finnvera, the Finnish export credit agency, for 95% of political risk and 50% of commercial risk.

Interest on Smart’s dollar-denominated loans is either fixed of based on LIBOR plus premium. The Php1,000 million loan accrues interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium.

Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Some of these covenants contain an absolute prohibition on paying dividends before December 2002, while others require that a portion of the loan equal to the amount of the dividend be prepaid. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income under Philippine GAAP in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income under Philippine GAAP and paid additional dividends in the amount of Php1,866 million to PLDT in November 2003 equivalent to the remaining 30% of its 2002 net income. Further, after receiving similar approvals from Finnvera and certain lenders, Smart paid dividends amounting to Php11,280 million to PLDT in May 2004, representing 70% of Smart’s 2003 net income under Philippine GAAP. Smart will be required to obtain further waivers from Finnvera and certain lenders to pay additional dividends in future periods. We cannot assure you that Smart will be able to obtain such waivers in the future, or what amount, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

Smart’s loan agreements contain certain restrictive covenants requiring Smart to comply with specified financial ratios and other financial tests calculated on the basis of Philippine GAAP at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt-to-equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include:

•         cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

•         failure by Smart to comply with certain financial ratio covenants;

•         any reduction in PLDT's ownership of Smart’s shares below 51% of the total of each class of Smart’s issued shares;

•         any reduction in First Pacific's and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding or 17.5% of the voting power of the total common stock outstanding; and

•         the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart's ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantor's ability to perform its obligations under an applicable guaranty.

In addition, some of these loan agreements restrict Smart's ability to enter into transactions with affiliates except on arm’s-length terms and for valuable consideration.

Overview of Piltel’s Indebtedness

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, or the aggregate financial debt of Piltel, representing approximately 98% of its total liabilities as of that date. As of December 31, 2003, approximately 99.8% of Piltel’s debt have been restructured except for convertible bonds with a principal value of US$0.9 million. Under the terms of the debt restructuring, 50% of Piltel’s debt was cancelled in exchange for Piltel convertible preferred shares, which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See Note 14 – Long-term Debt and Note 16 – Preferred Stock Subject to Mandatory Redemption to the accompanying consolidated financial statements in Item 18 for further discussion.

As of December 31, 2003, Piltel’s aggregate indebtedness outstanding consists of:

	Aggregate Outstanding Indebtedness
	(in millions)
Restructured debt
10-year Tranche B	US$147	Php8,160
15-year Tranche C	147	8,160
15-year Conversion Notes	122	6,769
15-year Term Notes Facility	5	293
Unrestructured debt	1	51
Total	US$422	Php23,433

Piltel’s restructured debt as of December 31, 2003 are scheduled to mature as follows:

Maturity	Aggregate Outstanding Indebtedness
	(in millions)
2004	US$1	Php24
2005	–	23
2006	4	243
2007	21	1,166
2008	21	1,166
2009 and onwards	374	20,760

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

Approximately half of the remaining 50% of all participating creditors’ (except for bondholders and preferred shareholders) financial debt was restructured in a participation in a Tranche B Loan in the same currency as their previous financial debt and the other half was exchanged for participation in a Tranche C Loan, also in the same currency as their previous financial debt. In the case of bondholders and preferred shareholders, the remaining 50% of their financial debt was exchanged for participation in the Conversion Notes and in a single Tranche Peso loan (the “Term Notes Facility”), respectively.

In addition, under the terms of the restructuring, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flows from Piltel’s operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. As of December 31, 2003 the undrawn balance available under the Letter of Support was US$50 million (approximately Php2,793 million).

Tranche B Loans

Piltel’s Tranche B Loans consist of peso, U.S. dollar and Japanese yen participations of Php2,166 million, US$35 million and JP¥7,822 million, respectively. These Tranche B loans have nominal principal amortizations representing 0.10% of the original Tranche B loan amount payable each year beginning 2004 to 2010, while the remaining balance of 99.3% will fall due in June 4, 2011.

Tranche C Loans

Piltel’s Tranche C Loans consist of peso, U.S. dollar and Japanese yen participations of Php2,166 million, US$35 million and JP¥7,822 million, respectively. These Tranche C loans have principal amortizations of 0.10% of the original Tranche C loan amount payable each year in 2004 and 2005, 2% in 2006, 10% payable each year from 2007 to 2015, while the remaining balance of 7.8% will fall due in June 4, 2016.

Term Notes Facility

The Php293 million Term Notes Facility has nominal principal amortizations representing 0.10% of the original loan amount payable each year beginning 2004 to 2015 while the remaining balance of 98.8% will fall due on June 14, 2016.

Conversion Notes

As of December 31, 2003, approximately US$122 million of Piltel Conversion Notes were outstanding. These Conversion Notes have principal amortizations of 0.10% of the amount outstanding payable each year in 2004 and 2005, 1.05% in 2006, 5.05% payable each year from 2007 to 2010, 54.65% in 2011, 5% payable each year from 2012 to 2015, while the remaining balance of 3.9% will fall due in June 4, 2016.

Piltel’s restructured obligations are secured by substantially all present and future assets of Piltel under the Mortgage Trust Indenture, or MTI, dated June 4, 2001 between Piltel and JP Morgan Chase (successor to Chase Manhattan Bank) as security agent for the creditors, which established the security arrangements relating to the restructured debts. The participating creditors (other than the preferred shareholders) share equally in first ranking security and non-participating creditors and the preferred shareholders share equally in second ranking security created under the MTI. Such a mortgage was approved by at least two-thirds of Piltel’s shareholders at its annual shareholders’ meeting on April 18, 2001 and the NTC on May 18, 2001.

Piltel likewise agreed to pay into a dedicated account (a “Sinking Fund Account”) the amount by which (a) earnings before interest, tax, depreciation and amortization for a financial year is greater than (b) 200 percent of the projected debt service costs and permitted capital expenditure for the following financial year (the “Excess Cash flow”). The money in that Sinking Fund Account will be used (before drawings are made under the Letter of Support) to fund cash flow deficiencies of Piltel. Also, if actual capital expenditure for a financial year differs from the projected capital expenditure, Piltel will either pay into the Sinking Fund established at the end of that year an amount equal to any over-projection of capital expenditure or will be entitled to withdraw funds, if any, equal to any under-projection. Any credit balance in a Sinking Fund after two financial years will be used to prepay all participating creditors ratably.

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

Piltel is currently not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders).

Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness does not create a cross-default provision under Piltel’s restructured indebtedness or any indebtedness of PLDT.

Item 6. Directors, Senior Management and Employees

Directors, Key Officers and Advisors

The names, ages, positions and periods of service of the directors (including independent directors) and key officers and advisors of PLDT as of May 31, 2004 are as follows:

Name	Age	Position(s)	Period during which individual has served as such

Manuel V. Pangilinan	57	Director	November 24, 1998 to present
		President and Chief	November 28, 1998 to February 19, 2004
		Executive Officer
		Chairman of the Board	February 19, 2004 to present
Napoleon L. Nazareno	54	Director	November 24, 1998 to present
		President and Chief	February 19, 2004 to present
		Executive Officer
Antonio O. Cojuangco	52	Director	April 21, 1982 to present
		Chairman of the Board	November 24, 1998 to February 19, 2004
Helen Y. Dee	60	Director	June 18, 1986 to present
Corazon S. de la Paz	63	Director	September 25, 2001 to present
Albert F. del Rosario	64	Director	November 24, 1998 to present
Ray C. Espinosa	48	Director	November 24, 1998 to present
Rev. Fr. Bienvenido F. Nebres, S.J.(1)	64	Director	November 24, 1998 to present
Pedro E. Roxas(1)	48	Director	March 1, 2001 to present
Juan B. Santos(1)	65	Director	December 3, 2002 to present
Shigeru Yoshida(2)	54	Director	March 31, 2004 to present
Mitsuhiro Takase(4)	56	Director	March 24, 2000 to present
Ricardo R. Zarate(3)	62	Director	March 1, 2001 to June 8, 2004
Ma. Lourdes C. Rausa-Chan	50	Corporate Secretary	November 24, 1998 to present
		Senior Vice President, Corporate Affairs and Legal Services Head	January 5, 1999 to present
Anabelle L. Chua	43	Treasurer	February 1, 1999 to present
		Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to present
George N. Lim	51	Senior Vice President, Network Services Head	February 26, 1999 to present
Claro Carmelo P. Ramirez	44	Senior Vice President, Retail Business Head	July 1, 1999 to June 15, 2004
		International and Carrier Business Head	June 16, 2004 to present
Victorico P. Vargas	52	Senior Vice President, Human and Infrastructure Resources Management Head	February 15, 2000 to present
Rosalie R. Montenegro	55	Senior Vice President, Call Center Business Head	July 10, 2000 to present
Ariel A. Roda	41	Senior Vice President	August 10, 2000 to present
		Business Development Head	February 1, 2003 to present
Alfredo S. Panlilio	41	Senior Vice President	May 8, 2001 to present
		International and Carrier Business Head	February 1, 2003 to June 15, 2004
		PLDT Global Corporation Head	June 16, 2004 to present
Ernesto R. Alberto	43	Senior Vice President, Corporate Business Head	May 15, 2003 to present
Celso T. Dimarucut	42	First Vice President	January 31, 2003 to present
		Financial Reporting and Control Head	August 16, 2000 to present
Jun R. Florencio	48	First Vice President	March 28, 2000 to present
		Audit and Assurance Head	September 1, 2000 to present
Eugenio F. Garcia	51	First Vice President	October 1, 2000 to present
		Information Systems Head
Menardo G. Jimenez, Jr.	41	First Vice President	February 19, 2004 to present
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
		Retail Business Head	June 16, 2004 to present
Christopher H. Young	46	Chief Financial Advisor	November 24, 1998 to present
Peter J. Lawrence	45	Chief Financial Advisor of Smart	November 9, 1998 to present
Donald J. Rae	43	Chief Operations Advisor of Smart	January 1, 1999 to present
Anastacio R. Martirez	51	Personal Communications and Mobile Services Head of Smart	September 1, 1993 to present

——————————

(1)   Independent directors.

(2)   Replaced Mr. Taketo Suzuki as director effective March 31, 2004.

(3)   Replaced by Ms. Teresita Sy as director effective June 8, 2004.

(4)   Resigned as director effective June 21, 2004.

Under the Shareholders Agreement entered into among First Pacific, NTT Communications and NTTC-UK on September 28, 1999, NTT Communications is entitled to nominate two directors (Shigeru Yoshida and Mitsuhiro Takase) to the PLDT board of directors and First Pacific and its affiliates are entitled to nominate six directors (Manuel V. Pangilinan, Napoleon L. Nazareno, Antonio O. Cojuangco, Albert V. Del Rosario, Ray C. Espinosa and Ricardo R. Zarate). The Shareholders Agreement also entitles NTT Communications to nominate two directors to Smart's board of directors and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. NTT Communications is also entitled to appoint members or advisors of certain PLDT management and board committees, including the audit, executive compensation and finance committees described above under “— Audit, Nomination, Executive Compensation and Finance Committees.” Under the Shareholders Agreement, each party has agreed, under certain circumstances, to vote its shares of common stock in favor of the nominees designated by the other parties.

The business address of Anastacio R. Martirez, Peter J. Lawrence and Donald J. Rae is Smart Tower II, Ayala Avenue, Makati City, Philippines. The business address of each of the other directors, key officers and advisors identified above is the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

The following is a brief description of the business experience during the past five years of each of our directors, key officers and advisors.

Mr. Manuel V. Pangilinan is the chairman of our board effective February 19, 2004 and chairman of the board of Smart, ePLDT, Mabuhay Satellite and Infocom. He was PLDT's president and chief executive officer from November 1998 up to his appointment as chairman effective February 19, 2004. He founded and was the managing director of First Pacific from 1981 and served as its executive chairman from February 1999 to May 2003. He has been re-appointed as managing director and chief executive officer of First Pacific effective June 2003. He is also the chairman of Metro Pacific Corporation and Philippine Business for Social Progress and president commissioner of P.T. Indofood Sukses Makmur tbk. He also holds directorships in Philippine Telecommunications Investment Corporation, Negros Navigation Co., Inc., Metro Asia Link Holdings, Inc., Enterprise Investments Holdings, Inc., Metro Pacific Assets Holdings Inc., Metro Pacific Resources, Inc. and several property holding development companies.

Mr. Napoleon L. Nazareno is the president and chief executive officer of PLDT effective February 19, 2004 and concurrently the president and chief executive officer of Smart and president of ACeS Philippines. He is the chairman of the board of Piltel and I-Contacts Corporation and also holds directorships in Pacific Plaza Towers Condominium Corporation, Negros Navigation Company, Inc., Philippine Telecommunications Investment Corporation and some subsidiaries of PLDT, namely, ePLDT, ACeS Philippines, Mabuhay Satellite and PLDT Global. He was the president and chief executive officer of Metro Pacific Corporation from August 1995 until December 1999 and of Piltel from November 1998 to January 2003.

Mr. Antonio O. Cojuangco, the chairman of our board until his resignation effective February 19, 2004, served as president and chief executive officer of PLDT for over 12 years until November 1998, when he assumed the chairmanship of the board. He is the president and chief executive officer of the television network ABC-5, the chairman of the Bank of Commerce and CAP Life Insurance Corporation, and a director of C&O Investment Realty Corporation, Kuok Phil. Properties, Inc., Bancommerce Investment Corporation and Philippine Telecommunications Investment Corporation.

Ms. Helen Y. Dee is the chairperson and president and/or chief executive officer of Hydee Management & Resources, Inc. and House of Investments, Inc. and chairperson of Landev Corporation, Manila Memorial Park, Inc, Mapua Information Technology Center, Inc., Pacific Plans, Inc. and Hi-Eisai Pharmaceuticals, Inc. She is the president of Moira Management, Inc., Equitas Insurance Brokers, Inc. and YGC Corporate Services, Inc. She is the vice chairperson of Zurich Insurance (Taipei) Ltd. and also sits on the boards of Chailease Finance Corporation, KK Converter, Inc., EEI Corporation, Petro Energy Resources Corp., Nippon Life Insurance Co., South Western Cement Corp., Seafront Resources Corp., Manila Peninsula Hotel, Inc., Malayan Insurance Co. Inc., MICO Equities, Inc., and La Funeraria Paz, Inc.

Ms. Corazon S. de la Paz is the vice chairperson of the Social Security Commission and the president and chief executive officer of the Social Security System. She is a director of San Miguel Corporation, Philex Mining Corporation, Republic Glass Holding Corp., PCI Leasing and Finance, Inc., PCI Capital Corporation, Equitable Cardnetwork, Inc., and Makati Medical Center. She is also a trustee of several educational and non-profit organizations. Until June 30, 2001, she was the senior partner and the chairperson of Joaquin Cunanan & Co., a member firm of PricewaterhouseCoopers Worldwide.

Mr. Albert F. del Rosario is the Philippine Ambassador Plenipotentiary and Extraordinary to the United States of America. He is the chairman of the board of Gotuaco del Rosario and Associates, Inc. and Philippine Indocoil Corporation, the vice chairman of the board of Asia Traders Insurance Corporation, and the president of ADR Holdings, Inc. and ARS Reinsurance Brokers, Inc. He has been appointed as non-executive director of First Pacific effective on June 2, 2003. Mr. del Rosario also sits on the boards of Infrontier (Philippines) Inc., Philippine Investments Holdings, Inc., Philippine Telecommunications Investment Corporation, Smart Communications Holdings, Inc., LMG Chemicals Corporation, LR Philippines Realty Corporation, Spoon Ventures, Inc., Pacific Plaza Condominium Corporation and Pacific Plaza Towers Condominium Corporation.

Atty. Ray C. Espinosa is the president of ePLDT, the chairman and chief executive officer of Parlance and Vocativ, and the chairman of mySecureSign, Inc. He is a member of the boards of BayanTrade Dotcom, Inc., Cyber Bay Corporation, Digital Paradise, Inc., Intelligent Network Plus, Inc., Nation Broadcasting Corporation, Enterprise Investment Holdings, Inc., ePDS, Inc., Tahanan Mutual Building and Loan Association, Inc., Unilink Communications Corporation, Mediaquest Holdings, Inc., Philippine Home Cable Holdings, Inc. and some of its subsidiaries, Netopia Computer Technologies, Inc., Sidera Technologies, Inc., Stradcom Corporation and PLDT Global. He is a trustee of PLDT Beneficial Trust Fund and PLDT Foundation, Inc. Until June 30, 2000, he was a partner and member of the executive committee of the law firm SyCip Salazar Hernandez & Gatmaitan.

Rev. Fr. Bienvenido F. Nebres, S.J. is the president of the Ateneo de Manila University and a member of the boards of trustees of the Asian Institute of Management and several other private educational institutions.

Mr. Pedro E. Roxas is the chairman and/or chief executive officer of various business organizations in the fields of agri-business, sugar manufacturing and real estate development including Roxas Holdings, Inc., Central Azucarera Don Pedro, Inc., CADP Group Corp., Roxaco Land Corporation, Roxas & Company, Inc., Jade Orient Sugar Corp. and Batangas Assets Corporation. He holds directorships in BDO Private Bank, Batangas Assets Corporation and Fuego Development Corporation. Mr. Roxas is a trustee and/or officer of several non-profit organizations.

Mr. Juan B. Santos is the chairman of Nestlé Philippines, Inc. and was its president and chief executive officer until March 31, 2003. Prior to his appointment as president of Nestlé Philippines in 1987, he served as chief executive officer of the Nestlé Group of Companies in Thailand. From 1989 to 1995, he acted in concurrent capacity as chief executive officer of Nestlé Singapore Pte. Ltd. and Nestlé Philippines. He is the chairman of Gold Coin Management Holdings, Inc., a director of San Miguel Corporation and Malayan Insurance Co., Inc. He serves as member of the board of trustees of several non-profit organizations.

Mr. Shigeru Yoshida is a vice president of NTT Worldwide Telecommunications Corporation, or NTT Worldwide. From 2001 to 2003, he was the vice president of the Solution Division and led the strategic planning and project development of “e-Japan”, a governmental program to enhance Japanese national IT infrastructure. He headed the Business Users, Consumers and Office Users Business Division and managed the sales activity of Arcstar network and international telephone service from 2000 to 2001. Prior to that, he worked at the Business Communications Headquarters of NTT Worldwide and headed the global private network sales activities for big customers. Mr. Yoshida replaced Mr. Taketo Suzuki as director effective March 31, 2004.

Mr. Mitsuhiro Takase is the senior vice president of the Corporate Planning Department of NTT Communications. Mr. Takase is a member of the board of directors of NTT Communications and Sri Lanka Telecom. From 1996 to 1998, he was the vice president for strategic planning and international cooperation department of the global business headquarters of NTT Corporation, in charge of strategic planning and general personnel matters for NTT's international/overseas business.

Mr. Ricardo R. Zarate was an executive vice president of PLDT and the head of PLDT's fixed line business until August 2003. From 1993 to 2000, he was the executive vice president for the network services group, in charge of operations and maintenance, regional business and technical and operations support.

Ms. Ma. Lourdes C. Rausa-Chan is senior vice president for corporate affairs and legal services and corporate secretary of PLDT. She was the group vice president for legal affairs, and the corporate secretary of some subsidiaries of Metro Pacific Corporation prior to joining PLDT in November 1998. She served as a director of PLDT from March 2000 to February 2001 and from June to December 2002. Ms. Rausa-Chan also serves as corporate secretary of some subsidiaries of PLDT.

Ms. Anabelle L. Chua is the treasurer of PLDT and senior vice president for PLDT’s corporate finance and treasury sector. She was a vice president at Citibank, N.A. where she worked for ten years prior to her appointment as first vice president in March 1998, as treasurer in February 1999 and as a senior vice president on February 26, 2002. She has over 15 years of experience in the areas of corporate finance, treasury, financial control and credit risk management. Ms. Chua is currently a director of the Philippine Stock Exchange, Inc., Smart, ePLDT and several subsidiaries of ePLDT. She is also a member of the board of trustees of the PLDT Beneficial Trust Fund and PLDT Foundation, Inc.

Mr. George N. Lim is senior vice president for the network services group of PLDT. He has over 25 years of work experience in telecommunications management and is a director of some subsidiaries of PLDT and Philippine Home Cable Holdings, Inc.

Mr. Claro Carmelo P. Ramirez is senior vice president for the international and carrier business group of PLDT. He served as head of the retail business group of PLDT prior to his appointment to his current post. He has over 20 years of work experience in the field of marketing. He worked as associate director for Colgate-Palmolive Company, Global Business Development in New York, and as marketing director for Colgate-Palmolive Argentina, S.A.I.C. Prior to his appointment as senior vice president in July 1999, he was the marketing director of Colgate-Palmolive Philippines, Inc. He is a director of some subsidiaries of PLDT.

Mr. Victorico P. Vargas is senior vice president for human and infrastructure resources management of PLDT. He has over 20 years of work experience in various industries (insurance, consumer goods, real estate, banking and finance, and telecommunications/IT) in the area of human resource management. Prior to joining PLDT in February 2000, he was the country human resources director of Citibank N.A., Manila, and spent two years outside the Philippines as country human resources director of Citibank, N.A., Bangkok. He is also a member of the board of trustees of the PLDT Beneficial Trust Fund.

Ms. Rosalie R. Montenegro is senior vice president for the call center business group of PLDT. Prior to that, she served as consumer banking head of ABN-AMRO Savings Bank and vice president for remote banking of ABN-AMRO Consumer Bank, Singapore Regional Office from 1997 to 1999. She was vice president for global consumer banking, CitiPhone banking and service quality director of Citibank N.A. from 1985 to 1996 servicing both banking and the credit cards businesses. Ms. Montenegro is also the president of Vocativ and Parlance and a director of some subsidiaries of PLDT.

Mr. Ariel A. Roda is senior vice president for business development group of PLDT. He was a co-managing director of ePLDT from August 2000 to February 2003 and prior to that, served as the Information Technology head of PLDT beginning in April 1999. He has over 15 years of work experience in the field of information technology. He held various positions in Manila Electric Company and was its information technology head until he joined PLDT in April 1999. He is a director of some subsidiaries of PLDT.

Mr. Alfredo S. Panlilio is president for PLDT Global Corporation. He served as senior vice president for the international and carrier business group prior to his current post and previously headed the corporate business group of PLDT. He has over 15 years of experience in the field of business development and information technology. He held management positions at IBM Philippines, Inc. and was the vice president for business development of the Lopez Communications Group (ABS-CBN Broadcasting, BayanTel and SKYCable) prior to joining PLDT in July 1999. Mr. Panlilio is also a director of some subsidiaries of PLDT.

Mr. Ernesto R. Alberto is senior vice president for the corporate business group of PLDT. He has over 20 years of experience in the area of corporate banking, relationship management and business development. Prior to joining PLDT in May 2003, he was a vice president and the group head of the national corporate group of Citibank N.A., Manila from 1996 to 2003, and previously served as vice president and group head of the relationship management group of Citytrust Banking Corporation. Mr. Alberto is a director of some subsidiaries of PLDT.

Mr. Celso T. Dimarucut is the first vice president for PLDT’s financial reporting and control sector. Prior to joining PLDT, he was the controller and treasurer of Piltel and had previously served as the group financial controller for domestic subsidiaries of Metropolitan Bank and Trust Company. He specialized in audit, tax and business advisory services for ten years having worked with an Indonesian firm, Prasetio Utomo & Co. for three years and with SGV & Co. for seven years. He also serves as director and treasurer of several of PLDT’s subsidiaries.

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

Mr. Eugenio F. Garcia held the position of vice president, information technology of Metro Drug, Inc. for three years prior to his appointment as Information Technology Head of PLDT in September 2000. He worked with Citibank N.A. from 1987 and was its vice president for Data Center until mid-1997.

Mr. Menardo G. Jimenez, Jr. is head of the retail business group of PLDT effective June 16, 2004 and has managed various broadcasting and production companies in radio, television and stage-theater prior to his appointment as Corporate Communications and Public Affairs Head of PLDT in December 2001. He is a recipient of numerous significant awards for cultural achievement and in the fields of musical theater, broadcast promotions and publications. He is the President of Mediaquest Holdings, Inc., and PLDT Foundation, Inc.

Mr. Christopher H. Young, our chief financial advisor, worked in PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as finance director, a position he held until he joined us in November 1998.

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

Terms of Office

The directors of PLDT are elected each year to serve until the next annual meeting of shareholders and until their successors are elected and qualified. The term of office of all officers is coterminous with that of the board of directors that elected or appointed them.

Family Relationships

None of the directors, key officers and chief financial and chief operations advisors of PLDT and Smart are related to each other.

Compensation

The aggregate compensation paid to the chief executive officer, key officers, chief financial and chief operations advisors of PLDT and Smart and directors, as a group, for 2003 amounted to Php245 million.

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

There are no agreements between PLDT and any of its directors, key officers and chief financial and chief operations advisors of PLDT and Smart advisors providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT's retirement plan.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the board of directors and shareholders, respectively, of PLDT approved the executive stock option plan covering a total of 1,289,745 shares of common stock and the amendment of the seventh article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common share to subscribe for any issue of the 1,289,745 shares of common stock pursuant to the executive stock option plan.

Stock options may be granted pursuant to the executive stock option plan to management executives and advisors/consultants of PLDT. The executive compensation committee of our board determines the eligibility of a management executive or advisor/consultant to receive a stock option, as well as the number of shares of common stock to be covered by each stock option.

Stock options granted under the executive stock option plan become fully vested after the completion of five years from the relevant option offer date. An option holder may exercise his option to purchase that number of vested shares of common stock underlying his option, in whole or in part, at the price at Php814 per share, subject to adjustment upon the occurrence of specific events described in the executive stock option plan. The option holder is required to give written notice of exercise to the executive compensation committee, indicating the number of vested shares to be purchased, accompanied by payment in cash of the full amount of the purchase price for those shares.

Share Ownership

The following table sets forth information regarding ownership of our common stock, preferred stock and executive stock options as of May 31, 2004 by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common shares and less than 1% of our preferred shares.

Name of Owner	Shares of Common Stock	Shares of Preferred Stock	Shares of Common Stock Underlying Executive Stock Options(1)

Manuel V. Pangilinan	74,419	360	97,571
Napoleon L. Nazareno	6,427	495	–
Antonio O. Cojuangco	4	4,060	–
Helen Y. Dee	22,055(2)	180	–
Corazon S. de la Paz	12,543,130(3)	–	–
Albert F. del Rosario	63,525	1,560	–
Ray C. Espinosa	2,701	–	38,342
Rev. Fr. Bienvenido F. Nebres, S.J.	2	–	–
Juan B. Santos	1	–	–
Pedro E. Roxas	1	540	–
Shigeru Yoshida	11	–	–
Mitsuhiro Takase(4)	1	–	–
Ma. Lourdes C. Rausa-Chan	77	350	22,302
Anabelle L. Chua	1,540	–	13,738
George N. Lim	1,700	360	13,256
Claro Carmelo P. Ramirez	1,500	–	14,496
Victorico P. Vargas	–	180	23,835
Rosalie R. Montenegro	–	–	16,006
Ariel A. Roda	1,500	–	13,938
Alfredo S. Panlilio	–	–	11,151
Ernesto R. Alberto	–	–	–
Celso T. Dimarucut	–	460	14,218
Jun R. Florencio	15	530	10,593
Eugneio F. Garcia	–	–	11,046
Menardo G. Jimenez, Jr.	22	–	–
Christopher H. Young	104,315	–	–
Peter J. Lawrence	32,000	180	–
Donald J. Rae	–	–	–
Anastacio R. Martirez	–	380	–

_____________

(1)     As of May 31, 2004, under PLDT’s executive stock option plan, options to purchase 300,492 common stocks have been granted to the key officers listed in the table above. No options have been granted to non-executive directors. All outstanding options are exercisable at an exercise price of Php814 per share and have an expiration date of December 10, 2009. No outstanding options were exercisable until December 10, 2001, at which time 25% became exercisable. An additional 25% vested on December 10, 2002 and 2003, and will vest on December 10, 2004. As of May 31, 2004, there were 225,369 vested options equivalent to 75% of the shares granted.

(2)     As chairperson and president of Hydee Management & Resources, Inc., Ms. Dee may exercise voting rights in respect and may be considered to have beneficial ownership of 21,957 shares of common share owned by Hydee Management Resources, Inc.

(3)     As president and chief executive officer of the Social Security System, Ms. de la Paz may exercise voting rights in respect of 12,543,129 shares of common share owned by the Social Security System and may be considered to have beneficial ownership of these shares.

(4)     Resigned as director effective June 21, 2004.

The aggregate number of common and preferred shares directly owned by directors, key officers and advisors listed above as at May 31, 2004 were 12,854,946 and 9,635, respectively, or 7.5832% and 0.0013% of PLDT’s outstanding common and preferred shares, respectively.

Board of Directors

Our board of directors is composed of 13 members, at least three of whom, namely Rev. Fr. Bienvenido F. Nebres, S.J., Mr. Pedro E. Roxas and Mr. Juan B. Santos, are independent directors as determined by our Nomination Committee. The independence standards/criteria are provided in our by-laws and Governance Manual pursuant to which, in general, a director may not be deemed independent if he is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

Audit, Nomination, Executive Compensation and Finance Committees

Our board of directors is authorized under the by-laws to create committees, as it may deem necessary. We currently have four board committees, namely, the audit, nomination, executive compensation and finance committees, the purpose of which is to assist our board of directors. Each of these committees has a board-approved written charter that provides for such committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the board of directors.

Audit Committee

Our audit committee is composed of three members all of whom are independent directors, namely, Fr. Bienvenido F. Nebres, S.J., who chairs the committee, Pedro E. Roxas and Juan B. Santos. Shigeru Yoshida, who is a non-independent member of our board of directors, Corazon de la Paz and Roberto R. Romulo serve as advisors to the audit committee. In addition, Corazon de la Paz also serves as consultant to the audit committee. All of the members of our audit committee are independent directors and financially literate and our consultant is an accounting and financial management expert.

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

•         to review in consultation with the head of the internal auditing organization and the chief financial advisor the fees charged by the external auditors for audit and non-audit services;

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

•         to ensure that the lead partner of the external auditors is rotated at least once every five (5) years; and

•         to instruct the external auditors that they are ultimately accountable to the board of directors through the audit committee.

Nomination Committee

Our nomination committee is composed of four members, three of whom are independent directors namely, Fr. Bienvenido F. Nebres, S.J., who chairs the committee, Pedro E. Roxas and Juan B. Santos, and Victorico P. Vargas, who is a non-voting member.

The principal functions and responsibilities of our Nomination Committee are:

1.       To review and evaluate the qualifications of the persons nominated for election as directors (including independent directors) or other positions requiring Board appointment;

2.       To identify the qualified nominees and recommend that the Board select and recommend such qualified nominees for election as directors/independent directors at the annual meeting of shareholders; and

3.       To provide an assessment on our Board’s effectiveness in the process of replacing or appointing new directors or members of the Board Committees.

Executive Compensation Committee

Our executive compensation committee is composed of four members, three of whom are regular members of our board of directors. Albert F. del Rosario, who chairs the committee, Ray C. Espinosa and Pedro E. Roxas are regular members of our board of directors. One of these three is an independent and two are non-independent directors. The fourth member of the committee is Oscar S. Reyes, a member of our advisory board. Taketo Suzuki, who is a non-independent member of our board of directors, was an advisor to the committee. Effective March 31, 2004, Mr. Suzuki resigned and was replaced by Mr. Shigeru Yoshida.

The principal functions and responsibilities of our Executive Compensation Committee are:

1.       To provide guidance to and assist our board of directors in developing a compensation philosophy or policy consistent with our culture, strategy and control environment;

2.      To oversee the development and administration of our compensation programs;

3.       To review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluate the performance of our Chief Executive Officer in light of those goals and objectives, and set the compensation level of our Chief Executive Officer based on such evaluation.

Finance Committee

Our finance committee is composed of five members, three of whom are regular members of our board of directors. Corazon S. de la Paz, who chairs the committee, Antonio O. Cojuangco and Teresita T. Sy are regular members of our board of directors. Christopher H. Young, our chief financial advisor and Amado S. Bagatsing comprise the fourth and fifth members. Mitsuhiro Takase, who is a member of our board of directors, is an advisor to the committee.

The principal function of our Finance Committee is to consider and approve our loans, funding and financing requirements involving amounts of US$3 million or above but less than US$5 million.

Employees and Labor Relations

As of December 31, 2003, we had 18,191 employees on a consolidated basis. On a non-consolidated basis, we had 10,230 employees, of which 52% were rank and file, 44% were management/supervisory staff and 4% were executives. This number represents a decrease of 1,901 employees, or approximately 16%, from the staff level as of the end of 2002, mainly as a result of the ongoing MRP. From a peak of 20,312 at the end of 1994, the number of our employees declined by 10,082, or 50%, by the end of 2003. As of December 31, 2002, we had 19,139 and 12,131 employees on a consolidated and non-consolidated basis, respectively.

PLDT has three employee unions, the members of which in the aggregate represent 48% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors' union and our sales supervisors' union to be good.

On February 13, 2004, PLDT and the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, concluded and signed a new three-year Collective Bargaining Agreement, or CBA, covering the period from November 9, 2003 to November 8, 2006. This CBA provides each member a signing bonus equivalent to one month salary plus Php10,000; monthly salary increases of Php1,800, Php1,850 and Php2,450 for the first year, second year and third year, respectively; an increase in monthly relay station allowance from Php500 to Php600; an increase in per diem from Php500 to Php570; a food station allowance of Php650 per covered employee; an increase in yearly Christmas gift certificate from Php6,000 to Php7,000; an increase in the amount of coverage under the group life insurance plan from Php400,000 to Php500,000; and an additional contribution of Php1 million to the Educational Loan Fund. Other highlights of this CBA include emergency loan eligibility, an emergency case hospitalization clause and additional benefits under the medical hospitalization plan for single members’ dependents.

On May 31, 2002, PLDT and Gabay ng Unyon sa Telekomunikasyon ng mga Superbisor, or GUTS, our supervisors’ union, concluded and signed a new three-year CBA up to 2005. This CBA provided each member monthly salary increases of 8% of basic pay or Php2,000, whichever is higher, for 2002; 10% of basic pay or Php2,700, whichever is higher, for 2003; and another 10% of basic pay or Php2,400, whichever is higher, for 2004. Other highlights of this CBA were improvements of existing benefits and a one-time signing bonus of Php23,000 for each member of GUTS.

On June 26, 2002, PLDT and PLDT Sales Supervisors’ Union, or PSSU, concluded and signed a new three-year CBA covering the period from April 23, 2002 to March 1, 2005. This CBA provided each member monthly salary increases of 8% of basic pay or Php2,000, whichever is higher, for the first year; 10% of basic pay or Php2,700, whichever is higher, for the second year; and another 10% of basic pay or Php2,400, whichever is higher, for the third year. Other highlights of this CBA were improvements of existing benefits and a one-time signing bonus of Php23,000 for each member of PSSU.

In 2002, PLDT decided to rationalize the operations of its operator-assisted call-handling units located principally in certain of its provincial exchanges. In recent years, operator-assisted calls have dramatically declined due to the popularity of direct dialing and other alternative means of communications, such as e-mailing and text messaging. Consequently, 322 employees of PLDT manning its regional operator services, where call volumes had significantly declined, were separated from service with an enhanced retirement/redundancy pay package, effective December 31, 2002. In response to this, the MKP filed a Notice of Strike with the Department of Labor and Employment, or DOLE, on November 8, 2002, and filed a complaint against PLDT for alleged unfair labor practices. After a series of failed conciliation meetings between representatives of PLDT and MKP before a DOLE conciliator, MKP staged a 14-day strike beginning on December 23, 2002. The strike ended on January 6, 2003 by virtue of a return-to-work order issued by the DOLE Secretary.

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

We spent Php943 million for pension, retirement and similar benefits for our employees for the year 2003.

For more information about the benefit plan, see Note 19 – Employees’ Benefit Plans to the accompanying consolidated financial statements in Item 18.

Employees' Stock Plan

Since 1966, PLDT has had an employees' stock plan under which shares of common capital stock may be offered and sold to our regular employees, other than directors, at a discount from market value. On September 27, 1999, our board of directors approved the amendments to the employees' stock plan changing the plan name to “PLDT Stock Purchase Plan” and limiting the coverage of the plan to rank-and-file and supervisory employees. These amendments were approved by our shareholders at a special meeting held on December 10, 1999.

Beginning January 3, 2000 to March 31, 2000, we made our ninth offering under the PLDT Stock Purchase Plan, under which we made available up to 991,200 shares of common stock to all eligible employees as of January 3, 2000. The shares were offered at a discounted price of Php877.63 per share, which was 85% of the average market price of our common share on the PSE on January 3, 2000. The 36-month installment payment period began on April 30, 2000 and ended last April 15, 2003. We believe that the PLDT Stock Purchase Plan gives our employees the opportunity to invest in our company on beneficial terms and broadens our shareholder base.

Legal Proceedings

On April 10, 2001, a group of private individuals filed a complaint with the Office of the Ombudsman against former President Joseph Estrada and other individuals, including Mr. Manuel V. Pangilinan, who, prior to his appointment as our chairman on February 19, 2004, was our president, chief executive officer and one of our directors. The complaint alleged that the defendants were involved in acts involving direct and indirect bribery, corruption of public officials, illegal giving or offering of gifts to public officials and/or “economic plunder.” In the case of Mr. Pangilinan, the complaint alleged that a Php20 million check issued by Mr. Pangilinan was deposited in a bank account owned by former President Estrada. The Office of the Ombudsman reviewed the charges against Mr. Pangilinan to determine whether there is probable cause to warrant prosecution of the charges before the Sandiganbayan, a special court that hears anti-graft cases. The Office of the Ombudsman subsequently concluded that there was insufficient evidence against Mr. Pangilinan. We are not aware that any further investigation has taken place thereafter.

Mr. Pangilinan, in his capacity as Chairman of the Board of Metro Pacific Corporation, a stockholder of Metro Tagaytay Land Company, Inc., or MTLCI, and four (4) other individuals are respondents in I.S. 04-A-1057 for alleged violation of Article 315(1)(b)(“estafa”) of the Revised Penal Code filed by Mr. Vicente A. Tuason on behalf of Universal Leisure Club, Inc., or ULCI, and Mr. Jose L. Merin on behalf of Universal Rightfield Property Holdings, Inc., or URPHI. The case is now pending preliminary investigation before the Makati Prosecutor’s Office.

In the complaint-affidavit, Messrs. Tuason and Merin alleged that, in violation of the trust reposed by ULCI and certain contractual commitments and representations, MTLCI, with the participation and/or conformity of the respondents, misappropriated and converted Php139 million that ULCI entrusted for the purpose of incorporating Golf Land Co., Inc., or GLCI, a corporation to be wholly-owned by MTLCI and to which a property of MTLCI was to be transferred in exchange for shares in GLCI. Said GLCI shares were then supposed to be transferred to ULCI.

Based on counsel’s advice, Mr. Pangilinan cannot be held liable for violating Article 315(1)(b) of the Revised Penal Code because no document or other evidence has been presented to prove that Mr. Pangilinan actually participated in the negotiation, preparation, approval, execution and/or implementation of the agreement/contract upon which the claims of the complainants are purportedly based, much less that Mr. Pangilinan, with abuse of trust and confidence, misappropriated any amounts paid by ULCI to MTLCI.

On March 25, 2004, Mr. Pangilinan submitted his counter-affidavit in I.S. No. 04-A 1057 and, due to the falsity of the principal allegations of the complaint-affidavit, he also filed a compaint-affidavit against Messrs. Tuason and Merin for perjury and unjust vexation.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of PLDT common share as of May 31, 2004 of all shareholders known to us to beneficially own more than 5% of PLDT's common share. All shares of PLDT's common stock have one vote per share.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percentage of Class

First Pacific(2)	53,238,376	31.41
PCD Nominee Corporation(3)	54,089,304	31.91
J.P. Morgan Hong Kong Nominees Limited(4)	25,000,119	14.75
NTT Communications(5)	25,266,971	14.91
Social Security System(6)	12,543,129	7.40

———————

(1) Under the rules of the Commission, and as used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. In addition, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days, through the exercise of any option or warrant. Common stocks subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 169,519,694 shares of common stock outstanding as of May 31, 2004.

(2) Consists of shares held by affiliates of First Pacific, including 26,034,263 shares held of record by Philippine Telecommunications Investment Corporation, or PTIC, 6,717,319 shares held of record and 455,000 shares held in street name by and for Larouge B.V.; 2,919,260 shares held of record by Asia Link, B.V.; and 17,112,534 shares held of record by Metro Pacific Resources, Inc., or MPRI. Pursuant to resolution adopted by the board of directors of PTIC, a copy of which had been furnished to PLDT, the President of PTIC, Mr. Manuel V. Pangilinan, has the continuing authority to represent PTIC at any and all meetings of the shareholders of a corporation in which PTIC owns of record or beneficially any shares of stock or other voting security, and to sign and deliver, in favor of any person he may deem fit, a proxy or other power of attorney, with full power of delegation and substitution, authorizing his designated proxy or attorney-in-fact to vote any and all shares of stock and other voting securities owned of record or beneficially by PTIC at any and all meetings of the shareholders of the corporation issuing such shares of stock or voting securities. Based on resolution of the Board of MPRI and of the sole shareholder of each of Asia Link B.V. and Larouge B.V., copies of which had been furnished to PLDT, MPRI’s board of directors designated MPRI’s President, Mr. Manuel V. Pangilinan was appointed as authorized representative and proxy to represent each of the abovenamed companies and to vote their respective shares in PLDT in the Annual Meeting of Shareholders of PLDT for the year 2004 and to vote the shares registered in the name of MPRI in the books of PLDT on any and all matters which may properly come before the shareholders during the aforementioned meeting.

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

(5) On December 11, 2002, NTT Communications Capital (UK) Limited, or NTTC-UK, and NTT Communications signed an agreement to transfer NTTC-UK’s ownership of shares in PLDT to NTT Communications to enable the latter to consolidate its ownership by becoming the direct beneficial owner thereof. Prior to this transfer, NTT Communications and NTT were already the indirect beneficial owners of the PLDT shares held by NTTC-UK, a wholly-owned subsidiary of NTT Communications. Inasmuch as NTT Communications is NTT’s wholly-owned subsidiary, NTT remains to be the indirect beneficial owner of the shares in PLDT. In connection with the Annual Meeting of the Shareholders of PLDT for the year 2004, Mr. Kiyoshi Maeda, an authorized representative of NTT Communications, executed a proxy in favor of Mr. Manuel V. Pangilinan with full power of substitution and delegation to vote the PLDT common shares of NTT Communications at the aforementioned meeting.

(6) Includes 7,518,340 shares held of record by PCD Nominee Corporation.

As of May 31, 2004, approximately 87.4% of the outstanding capital stock of PLDT was registered in the names of Philippine persons.

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

Agreements with NTT Communications

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on December 31, 2003, under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000;

•         Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php288 million, Php289 million and Php362 million for the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003 and 2002, outstanding obligations of PLDT amounted to Php40 million and Php36 million, respectively.

PLDT Letter of Support in Favor of Piltel

In connection with Piltel's debt restructuring, on June 4, 2001, PLDT issued a letter of support for the benefit of Piltel and its creditors, under which PLDT is obligated to provide up to a maximum amount of US$150 million to make up shortfalls in Piltel's operating cash flows. As of December 31, 2003, US$50 million remained available under the letter of support.

Agreements between Smart and Piltel

In connection with the integration of their operations, Smart and Piltel have entered into the following agreements:

•         An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of Php45,000 per shared site per month, subject to a 10% annual increase. Co-location expenses under this agreement amounted to Php139 million in 2003 and Php151 million in 2002. On December 18, 2003, Smart made an advance payment of co-location fees under this agreement amounting to Php783 million covering the period from January 1, 2004 up to December 31, 2008. The advance payment was based on the rate applicable to 2003 on which the annual escalation rate was applied over the five-year period and discounted at 10%;

•         An agreement whereby Smart manages the operation of Piltel’s cellular system. This agreement is divided into three sub-agreements as follows:

                                     (i)           A Facilities Management Agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel’s existing cellular system. Piltel pays Smart a fixed monthly fee of Php4 million and a variable monthly fee of Php13,735 per site covered by the agreement. Additional fees of Php186,878 per month and Php624 per site per month are payable at the end of each calendar year upon rendition of the services in conformity with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel’s prepaid wireless telecommunications network in the E.O. 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental. In November 2003, the agreement was further amended to eliminate the monthly fixed costs of Php4 million and the additional fees of Php186,878 per month and increase the monthly variable cost to Php27,470 per site and the additional fees to Php1,248 per site per month;

                                   (ii)           A Customer Service Management Agreement under which Piltel outsources the operation of its customer service and billing functions for its cellular system to Smart for a fixed monthly fee of Php9 million and a variable cost of Php17 per prepaid cellular subscriber. An additional fee of Php399,926 per month and Php1.00 per prepaid subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

                                  (iii)           An Administrative Support and Management Services Agreement under which Smart provides administrative support and services to Piltel including payroll administration and training, finance and financial accounting, audit, legal, purchasing and materials management, public affairs, information technology, rates and tariffs administration, sales and marketing, product development and carrier services for a fixed monthly fee of Php8 million. An additional fee of Php353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

This agreement was amended in December 2002 to include the provision of sales and distribution services for Piltel’s products and services. Piltel pays Smart the residual percentage discount between Piltel’s prescribed distributor discount rate and the discount rate that Smart gives to its retailers and wholesalers for the sale of prepaid cards and the residual commission between Piltel’s prescribed discount and the discount that Smart extends to its retailers and wholesalers for phonekit and SIM pack sales.

Total management fees under these three sub-agreements totaled Php721 million, Php661 million and Php540 million for the years ended December 31, 2003, 2002 and 2001, respectively. Under these agreements, outstanding receivables of Smart as of December 31, 2003 and 2002 amounted to Php906 million and Php569 million, respectively.

•         A Facilities Service Agreement under which Piltel accesses Smart’s existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel’s revenues, net of interconnection expenses. In December 2003, this agreement was amended to change the basis of computation of the facility service fee from card sales to usage, retroactive to January 1, 2003. Total fees under this agreement amounted to Php4,247 million, Php2,494 million and Php1,647 million for the years ended December 31, 2003, 2002 and 2001, respectively. Under this agreement, outstanding receivables of Smart amounted to Php633 million and Php247 million as of December 31, 2003 and 2002, respectively.

•         A Billing Service Agreement for the printing and delivery of the billing statements of Piltel’s LEC subscribers. Under the agreement, Piltel agrees to pay Smart an average of Php4.60 per bill printed and an average of Php5.40 per bill delivered. Total fees under this agreement amounted to Php6 million and Php4 million for the years ended December 31, 2003 and 2002, respectively.

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

The agreement covers Piltel’s regional telecommunication services in Baguio, Puerto Princesa, Masbate, and Boac and E.O. 109 services in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah in Mindanao.

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

Total management fees under these agreements amounted to Php52 million for each of the years ended December 31, 2003 and 2002 and Php118 million for the year ended December 31, 2001. Fees for billing services amounted to Php18 million, Php19 million and Php17 million for the years ended December 31, 2003, 2002 and 2001, respectively. Outstanding receivables of PLDT under these agreements amounted to Php329 million and Php258 million as of December 31, 2003 and 2002, respectively.

Facilities Management Agreement between Piltel and Subic Telecom

On September 5, 2001, Piltel and Subic Telecom entered into a Facilities Management Agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% is applied. In addition, Piltel pays a monthly variable cost per account in the amount of Php44 for repairs and maintenance. All third party invoices are passed on to Piltel at cost, including value-added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Total management fees under this agreement amounted to Php21 million, Php22 million and Php24 million for the years ended December 31, 2003, 2002 and 2001, respectively. The new agreement is effective for three years until September 2004. Outstanding receivables of Subic Telecom under this agreement amounted to Php11 million and Php2 million as of December 31, 2003 and 2002, respectively.

Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement, or ATPA with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT has to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on the date of commercial operations, which has been set as January 1, 2002. The commercial operations date is defined as the earlier of:

•         the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation; and

•         the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines.

In the event that PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustment. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the on-going negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement following the lapse of the deadline set in the Standstill Agreement for the establishment of a revised Air Time Purchase Agreement. See Note 18 –Related Party Transactions to the accompanying consolidated financial statements in Item 18 for further discussion.

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

On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

Transponder Lease Agreement between PLDT and Mabuhay Satellite

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. Originally, the lease covered 14 C-band transponders, however, on December 18, 2000, PLDT terminated the Transponder Lease Agreement with respect to four transponders which service was interrupted and not restored resulting in PLDT’s inability to access and use the transponders. This was further reduced to eight C-band transponders on December 18, 2002. The annual basic rent for the transponders is approximately US$14 million with US$1.8 million annual lease per transponder.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

•         transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

•         grant of a continuing security interest of first priority in all of Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995, as amended.

Total fees under these agreements amounted to Php747 million, Php925 million and Php927 million for the years ended December 31, 2003, 2002 and 2001, respectively. Outstanding obligations of PLDT under these agreements amounted to Php26 million and Php270 million as of December 31, 2003 and 2002, respectively.

Agreements between Smart and ACeS Philippines

On July 18, 2000, Smart entered into a Service Distribution Agreement with ACeS Philippines under which ACeS Philippines appointed Smart as an authorized service provider of ACeS Global Mobile Personal Communication by Satellite Services, or GMPCS Services, in the Philippines having the task of exerting its best efforts to market and sell access to usage of the said services to prospective subscribers.

An amendment to this Service Distribution Agreement was made on February 16, 2001, whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue sharing formula. ACeS Philippines shall in turn pay Smart’s charges for the payphone-related services.

Also on February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement, with ACeS Philippines. In exchange for its services, Smart shall receive fixed and variable monthly fees from ACeS Philippines. Under the FMA, Smart undertakes the management, maintenance and operation of the ACeS GMPCS Services, which are currently ready and available for actual use or operation. Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines’ business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, AIL relations and other support services.

Total fees under these agreements, net of Smart’s share, amounted to Php12 million for the years ended December 31, 2003 and 2002 and Php17 million for the year ended December 31, 2001. Smart had no outstanding obligation as of December 31, 2003 and 2002.

Agreements between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2003, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2003.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Services Agreement fees were prepaid for the whole 25-year period.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php429 million for each of the years ended December 31, 2003 and 2002, and Php249 million for the year ended December 31, 2001. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php228 million and Php31 million as of December 31, 2003 and 2002, respectively.

Agreements relating to insurance companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the brokers’ fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are paid directly to Malayan. Total payments to Gotuaco and Malayan in 2003 covering the 12-month period ending July 31, 2004 amounted to Php447 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

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

As part of our strategy to foster operational efficiencies within the PLDT Group, Subic Telecom conveyed the management of certain of its receivables to PLDT Global on August 1, 2003. In addition, negotiations were ongoing as of December 31, 2003 for the transfer of certain of Subic Telecom’s assets to PLDT. Settlement of the transfer is intended to be in the form of offsetting arrangements.

There have been no loans between PLDT and any related party during the period beginning January 1, 2003 through the date of filing of this annual report.

Except for the transactions described above and the related party transactions discussed in Note 18 – Related Party Transactions to the accompanying consolidated financial statements in Item 18, there were no other material transactions during the last two years, nor there are any material transactions currently proposed, to which PLDT was or is to be a party, in which a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had or is to have a direct or indirect material interest. In the ordinary course of business, PLDT has transactions with other companies in which some of such persons may have an interest.

No director or officer of PLDT or associate of any such director or officer was indebted to PLDT at any time during the period from January 1, 2003 through the date of filing of this annual report.

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

Quo Warranto Action

On June 4, 1990, the Solicitor General of the Philippines instituted legal proceedings in the Regional Trial Court of Makati City seeking to "oust Philippine Long Distance Telephone Company (PLDT) from exercising its franchise and/or to revoke, cancel and/or pre-terminate its franchise (Act No. 3436, as amended) and/or to break up an unlawful monopoly and give equal and fair opportunity to other service corporations." The Solicitor General cited constitutional and statutory grounds for his action. These include alleged foreign investors' participation in the control and management of PLDT on a basis disproportionate to their holdings of PLDT's capital stock, violation of the requirement that 60% of the capital of a public utility be owned by Philippine citizens, inadequate and costly equipment and service, and blocking of the right of other parties to provide telephone service in the Philippines.

We believe that these allegations are without merit. The Philippine Congress granted PLDT's amended franchise under R.A. 7082 notwithstanding the existence of these proceedings and the opposition of the Solicitor General. The case has been archived by virtue of a court order dated January 20, 1999. No further action has been taken and the case remains inactive.

Victor C. Fernandez

On December 9, 1999, a holder of preferred shares of PLDT, Victor C. Fernandez, filed a petition against the incumbent directors of PLDT questioning the validity of the resolutions of the board of directors of PLDT then authorizing the acquisition of Smart. Fernandez claimed that he would suffer injury from dilution of his shares and the possible revocation of PLDT's franchise in view of the violation of the Philippine Constitution's foreign equity restrictions if these resolutions were implemented. Fernandez also claimed that the approval rights to be granted to NTT Communications in connection with the Smart acquisition would constitute foreign intervention in the management and operation of a public utility and that the Smart shares being acquired by PLDT were overvalued. The respondent directors denied all these claims and have articulated their legal arguments in their answer to the complaint.

Fernandez's application for a restraining order to enjoin the holding of the PLDT shareholders' meeting on December 10, 1999 was denied by the Philippine SEC. At this meeting, the shareholders approved the resolutions passed by the board of directors authorizing the acquisition of Smart. On June 20, 2000, Fernandez's application for a writ of preliminary injunction was denied.

In view of the provisions of R.A. 8799 enacted in July 2000, referred to as the Securities Regulations Code, transferring the jurisdiction of intra-corporate controversies to the Regional Trial Court, the Philippine SEC transferred the case to the Regional Trial Court of Manila. By a motion filed by the parties, the case was later ordered transferred to the proper venue, the Regional Trial Court of Makati City and was raffled to Branch 142 of the Regional Trial Court of Makati City (the “Makati Court”).

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

The Makati Court in its decision dated February 21, 2002 (the “Decision”) held that the Questioned Transactions “resulting from resolutions which have been approved by PLDT’s shareholders and government regulatory agencies, such as the NTC and the SEC, are valid and legal” and thus dismissed the petition of Fernandez. On April 14, 2003, Fernandez filed with the Supreme Court a petition for review on certiorari seeking a review of the Decision (the “Petition”).

Prior to the scheduled hearing on the counterclaims of the respondent directors, Fernandez filed on April 29, 2003, a motion for the suspension of the proceedings pending resolution by the Supreme Court of the Petition (the “Motion for Suspension”). The Motion for Suspension was denied by the Makati Court and the hearing for the reception of evidence on the respondent directors’ counterclaims was set.

On May 22, 2003, Fernandez filed a motion to refer the Petition to the Supreme Court En Banc (the “Motion for Referral to SC En Banc”).

Subsequently, the Supreme Court in a resolution dated June 9, 2003 denied the Petition and in a resolution dated July 9, 2003, also denied the Motion for Referral to SC En Banc. On July 22, 2003, Fernandez filed a motion for reconsideration of the resolution denying the Petition (the “Motion for Reconsideration”), and in a manifestation and motion dated August 15, 2003, moved for a reconsideration of the Resolution denying the Motion for Referral to the SC En Banc. The respondent directors filed their comment on the Motion for Reconsideration on December 15, 2003.

On August 8, 2003, the Makati Court scheduled the presentation of evidence pertaining to each of the counterclaims of the respondent directors for moral and exemplary damages. The respondent directors no longer testified on their counterclaims during the September 2, 2003 hearing. On December 4, 2003, Fernandez filed a demurrer to evidence (“demurrer”) and moved for the dismissal of the respondents’ counterclaims, which the respondent directors opposed. In an Order dated February 27, 2004, (the “Order”), the Makati Court granted the Demurrer and dismissed respondent directors counterclaims for moral and exemplary damages and attorney’s fees citing the lack of clear and convincing evidence to show malice or bad faith on the part of Fernandez in respect of the filing of the case. The respondent directors filed their motion for reconsideration of the Order on March 24, 2004 and the hearing on the motion for reconsideration was scheduled on April 23, 2004.

Taxation

NTC Fees

Since 1976, PLDT has received assessments from NTC for permit, supervision and regulation fees, or SRF, and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As of December 31, 2003, PLDT has paid a total amount of Php1,483 million in SRF, of which Php1,301 million were paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, now stands submitted for decision.

Smart and Piltel have similarly received assessments from NTC for permit, SRF and other charges which were paid under protest. Total payments made by Smart amounted to Php122 million in 2003, Php114 million in 2002 and Php86 million in 2001. Total payments made by Piltel amounted to Php9 million in 2002 and Php68 million in 2001. There was no payment made by Piltel in 2003.

We have made a reasonable estimate of the amount necessary to pay or settle the contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our consolidated financial statements as of December 31, 2003.

Local Business and Franchise Taxes

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or R.A. 7160, which took effect on January 1, 1992, extended to LGUs the power to tax business within their territorial jurisdiction granted under Batas Pambansa No. 337 and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. 7925, which took effect on March 16, 1995, and the grant of similar local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise, pursuant to Section 23 thereof, or the equality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise and business taxes starting with the fourth quarter of 1998 and has filed with certain LGUs claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business taxes from several cities and provinces following PLDT’s decision to stop payment of local franchise and business taxes.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was not exempt from the local franchise tax. Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has taken steps to arrive at compromise settlements with several LGUs in order to maintain and preserve its good standing and relationship with these LGUs. PLDT has paid a total amount of Php170 million as of December 31, 2003 for local franchise tax covering the fourth quarter of 1998 to 2003 to certain LGUs which have agreed to a compromise settlement.

PLDT continues to contest assessments amounting to Php5,142 million as of December 31, 2003, a number of which were based on the gross revenues of PLDT derived from its operations within the entire Philippines. PLDT claims that assuming that it is liable for local franchise tax, R.A. 7160 provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some LGUs of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will exceptionally overstate the local franchise tax.

In a petition recently filed with the Supreme Court involving another LGU, PLDT has appealed to the Supreme Court for a re-examination of its decision in the City of Davao case in light of the strong dissenting opinion in that case concurred in by four other Members of the Supreme Court.

Smart has, likewise, received assessments for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that Smart is not liable to pay the local franchise and business taxes by virtue of (i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date of R.A. 7160.

Piltel also received assessments from the local government of the City of Makati in the aggregate amount of Php45 million covering the period from 1999 to 2001. Piltel has formally protested the assessments, based on: (1) Piltel’s belief that the opinion rendered by the BLGF for Smart should likewise hold true for Piltel; and (2) the effective date of the legislative franchise of Piltel (R.A. 7293) which came after the effectivity of R.A.7160. The franchise tax prescribed under Section 137 of the Local Government Code is deemed part of the Piltel franchise (the later law) which states, among other things, that Piltel shall pay only a franchise tax equivalent to three percent of all gross receipts of the business transacted under its franchise and such percentage shall be in lieu of all taxes on the franchise or earnings thereof.

We have made a reasonable estimate of the amount necessary to pay or settle the contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our consolidated financial statements as of December 31, 2003.

Mabuhay Satellite Arbitration

Mabuhay Satellite was engaged in an arbitration commenced by Space Systems Loral, Inc., or SS/L, as a result of a dispute between the parties concerning their satellite joint venture. On June 5, 2002, Mabuhay Satellite received an arbitration decision requiring Mabuhay Satellite to pay SS/L the principal amount of approximately US$10 million, plus accrued interest representing Mabuhay Satellite’s unpaid balance for its 65% equity share in the joint venture. On June 30, 2003, Mabuhay Satellite and SS/L concluded a settlement agreement whereby Mabuhay will lease two (2) transponders under a transponder agreement on a full-term basis to SS/L and offset the lease charges due from Loral Skynet Network Services, Inc. (formerly Loral Cybestar, Inc.), an affiliate of SS/L, among others for a full and final settlement of the arbitration decision. See Note 8 – Investments to the accompanying consolidated financial statements in Item 18 for further discussion.

U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies

Effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI, because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In orders dated February 7 and 26, 2003, the National Telecommunications Commission, or NTC, confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issues a Public Notice that AT&T’s and MCI’s circuits on the U.S.–Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.–international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

On October 17, 2003, based on negotiations between the NTC and the U.S. FCC to resolve the issue regarding termination rates, the NTC, in the expectation that the U.S. FCC would fully lift the March 10, 2003 Order, lifted its March 12, 2003 Order and directed all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers at mutually acceptable final or interim termination rates and other terms and conditions agreed upon by the parties.

On November 17, 2003, after Smart reached interim agreements with each of AT&T and MCI on September 30 and November 12, 2003, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order with respect to Smart and ordered the U.S. carriers to resume making payments to Smart.

On January 15, 2004, after PLDT reached interim agreements with each of MCI and AT&T and reopened its circuits with these carriers on November 12, 2003 and January 9, 2004, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order also with respect to PLDT and ordered the U.S. carriers to resume making payments to PLDT.

On May 13, 2004, the U.S. FCC partially dismissed and partially denied applications by Philippine carriers, including PLDT, and certain U.S. carriers for review of the March 10, 2003 Order of the International Bureau of the U.S. FCC. In particular, the U.S. FCC affirmed the March 10, 2003 Order’s finding that “Philippine carriers engaged in collective action to “whipsaw” AT&T and MCI.” The U.S. FCC stated, however, that the findings of the March 10, 2003 Order were not findings under the U.S. anti-trust laws and that the U.S. Department of Justice is independently “investigating the possibility of anticompetitive practices among Philippine carriers under its authority pursuant to U.S. anti-trust laws.” The U.S. FCC also upheld the March 10, 2003 Order in respect of the suspension of payments for termination services to the Philippine carriers pending restoration of the circuits. In addition, the U.S. FCC denied a request to modify the March 10, 2003 Order of the International Bureau of the U.S. FCC to restore the Philippines to the list of U.S.-international routes approved for the provision of ISR and to eliminate the current requirement that U.S. carriers make payments in accordance with the U.S. FCC’s International Settlements Policy. Moreover, in a recently announced order, the U.S. FCC has omitted the Philippines from the list of countries exempted from the U.S. FCC’s International Settlements Policy. These requests were dismissed because the U.S. FCC’s recently adopted International Settlements Policy Reform Order eliminated ISR policies and identified the U.S.-Philippines route as eligible for the newly established process of removing the International Settlements Policy. This process will begin with an opportunity for the public to file comments with the U.S. FCC on June 28, 2004.

As of December 31, 2003, the remaining receivables from U.S. carriers amounted to approximately US$28 million, of which US$17 million was attributable to PLDT, US$6 million to Smart and US$5 million to Subic Telecom.

Investigation by U.S. Department of Justice

In January 2004, PLDT, a PLDT employee and an employee of Smart received grand jury subpoenas seeking documents and testimony in connection with a criminal investigation being conducted by the U.S. Department of Justice with respect to alleged antitrust violations relating to the provision of international termination services in the Philippines. The U.S. Department of Justice has also requested testimony and documents from Smart in connection with this investigation. Moreover, in March 2004, PLDT (US) Ltd., a subsidiary of PLDT Global, also received a grand jury subpoena seeking documents in connection with this investigation. At this time, PLDT cannot predict the outcome of this investigation. See Note 28 – Other Matters(e) to the accompanying consolidated financial statements in Item 18.

Dividend Distribution Policy

The most recent dividend declaration made by PLDT in respect of its common shares was in March 2001. PLDT continues to pay dividends in respect of its preferred shares. The current policy of PLDT is to thoroughly analyze its ability to declare and pay dividends, regularly taking into consideration the interests of its shareholders as well as PLDT’s working capital, capital expenditure and debt service requirements. PLDT also takes into account the prohibitions and restrictions under certain of its debt instruments with respect to the declaration and payment of dividends as discussed in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants”, “Item 10. Additional Information — Articles of Incorporation and By-Laws — Dividends” and in Note 16 – Preferred Stock Subject to Mandatory Redemption and Note 17 – Stockholders’ Equity to the accompanying consolidated financial statements in Item 18. The retention of earnings is still necessary to meet the funding requirements of our business expansion, service improvement and development programs. Except for dividends on PLDT's Series III and Series VI Convertible Preferred Shares, which are payable in U.S. dollars and PLDT's Series VII Convertible Preferred Shares, which are payable in Japanese yen, dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT's transfer agent in Manila, which acts as the dividend disbursing agent, converts the peso dividends into U.S. dollars at the prevailing exchange rates, and remits the dollar proceeds abroad, net of withholding tax.

Item 9. The Offer and Listing

Common Capital Stock and American Depositary Receipts (“ADRs”)

The common shares of PLDT are listed and traded on the PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an ADR facility was established, pursuant to which Citibank, N.A., as the Depositary, issued ADRs evidencing ADSs, with each ADS representing one common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary of PLDT’s ADRs. The facility was established in accordance with a Common Stock Deposit Agreement dated October 19, 1994, as amended on February 10, 2003, between the Depositary and the holders of ADRs. The ADSs have been listed and are traded on the New York Stock Exchange and the Pacific Exchange in the United States under the symbol “PHI”.

In 2003, a total of 41.1 million shares of PLDT's common stock were traded on the PSE. During the same year, the volume of trading was 38.6 million ADSs on the New York Stock Exchange but none on the Pacific Exchange.

As of May 31, 2004, there were 13,083 shareholders of record who are Philippine persons and held approximately 42% of PLDT’s common stock. As of December 31, 2003 there were 13,908 shareholders of record who are Philippine persons and held approximately 45% of PLDT’s common stock. In addition, there were a total of 26.8 million and 28.7 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 438 holders and 448 holders as of May 31, 2004 and December 31, 2003, respectively.

High and low sales prices for PLDT's common shares on the PSE and ADSs on the New York Stock Exchange, or NYSE, for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	PSE		NYSE(1)
	High	Low	High		Low
1999	Php1,290.00	Php770.00	US$33	1/2	US$18	9/16
2000	1,100.00	660.00	28	1/4	14	7/8
2001	1,060.00	332.50	20.75		6.55
2002	565.00	209.00	11.30		3.85
First Quarter	550.00	407.50	10.72		7.91
Second Quarter	565.00	367.50	11.30		7.32
Third Quarter	380.00	277.50	7.55		5.16
Fourth Quarter	292.50	209.00	5.53		3.85
2003	670.00	265.00	12.48		4.85
First Quarter	337.50	265.00	6.18		4.85
Second Quarter	565.00	312.50	10.77		5.80
Third Quarter	670.00	482.50	12.48		8.78
Fourth Quarter	990.00	635.00	17.79		11.70
December	990.00	755.00	17.79		13.90
2004	1,165.00	810.00	21.20		14.38
First Quarter	1,050.00	810.00	18.60		14.38
January	1,050.00	860.00	18.60		14.90
February	980.00	810.00	18.00		14.38
March	970.00	885.00	17.43		15.38
Second Quarter
April	1,165.00	960.00	21.20		17.35
May	1,145.00	965.00	20.05		16.97

_____________

(1) Effective January 29, 2001, PLDT converted from fractional to the decimal system of pricing in compliance with the new trading standard required by the U.S. SEC.

Series III Convertible Preferred Stock and Global Depositary Receipts (“GDRs”)

On November 29, 1994 and on December 12, 1994, PLDT issued an aggregate of approximately 4.6 million shares of Series III Convertible Preferred Stock, with a par value of Php10 per share. In connection therewith, a Global Depositary Receipt facility was established, pursuant to which Citibank N.A., as Depositary, issued GDRs evidencing Global Depositary Shares, or GDS, with each GDS representing one share of Series III Convertible Preferred Stock. Each share is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of convertible preferred stock being valued for this purpose at its reference amount of US$50 per share), subject to adjustment in certain events. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary of PLDT’s GDRs. The facility was established in accordance with a Preferred Stock Deposit Agreement dated November 29, 1994, as amended on September 6, 1999 and on February 10, 2003, between the Depositary and the holders of GDRs. The GDSs have been listed and are traded on the New York Stock Exchange and the Pacific Exchange in the United States under the symbol “PHI Pra”.

High and low sales prices for the series III convertible preferred shares and the GDSs for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	NYSE(1)
	High		Low

1999	US$57	1/2	US$38	7/16
2000	50	1/2	31	1/4
2001(1)	39.875		16.000
2002	26.000		13.000
First Quarter	26.000		18.000
Second Quarter	25.900		20.100
Third Quarter	20.200		15.930
Fourth Quarter	22.750		13.000
2003	40.900		20.500
First Quarter	25.750		20.500
Second Quarter	37.750		25.750
Third Quarter	40.900		34.300
Fourth Quarter	47.600		40.200
December	47.600		43.750
2004
First Quarter	49.500		45.600
January	49.000		46.250
February	49.500		45.600
March	48.750		45.600
Second Quarter
April	48.250		46.000
May	48.000		42.500

_____________

(1) Effective January 29, 2001, PLDT converted from fractional to the decimal system of pricing in compliance with the new trading standard required by the U.S. SEC.

As of December 31, 2003, there were approximately 4.6 million GDSs outstanding, which PLDT believes were substantially held in the United States.

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

(b)    The right to approve certain corporate acts, such as: (a) election of directors; (b) removal of directors; (c) extension or shortening of the corporate term; (d) increase or decrease of capital stock, and incurring, creating or increasing bonded indebtedness; (e) sale or other disposition of all or substantially all of the corporate assets; (f) investment of corporate funds in any other corporation or business or for any purpose other than the primary purpose for which it was organized; (g) declaration of stock dividend; (h) entering into a management contract with another corporation; (i) plan of merger or consolidation; and (j) voluntary dissolution of the corporation by shortening the corporate term.

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

Under the Securities Regulation Code of the Philippines (R.A. 8799), or SRC, no securities except of a class exempt under the provisions thereof or unless sold in any transaction exempt under any of the provisions thereof, shall be sold or offered for sale or distribution to the public unless such securities shall have been registered and permitted to be sold pursuant to the SRC.

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

Dividends

Under the Corporation Code, the Board of Directors may declare dividends on the Common Stock out of the unrestricted retained earnings which may be payable in cash, in property or in stock to all stockholders on the basis of outstanding shares held by them. The declaration of stock dividends require the approval of the stockholders of PLDT representing not less than two-thirds of the outstanding capital stock of PLDT. If a stock dividend would require an increase in the authorized capital stock, Philippine SEC approval would be required. Common Stock issued as stock dividends should be registered with and licensed by the Philippine SEC and listed on the PSE.

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

PLDT has entered into certain loan and credit agreements, which restrict the declaration and payment of dividends by PLDT. Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on Common Stock until after December 31, 2004. In addition, under the terms of PLDT's US$145 million multicurrency term facility agreement and JPY5,615 million syndicated term loan facility agreement, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0:1. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2:1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates. For the year 2001, PLDT declared cash dividends on outstanding shares of Common Stock in the amount of approximately Php202 million. PLDT has not declared dividends on the Common Stock since March 2001.

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

Issued and Outstanding Preferred Stock

The series of Preferred Stock and the number of shares issued and outstanding under each series as of May 31, 2004 are as follows:

Series	No. of Shares
Series A to DD 10% Cumulative Convertible	409,393,612
Series III Convertible	4,616,200
Series IV Cumulative Non-Convertible Redeemable	36,000,000
Series V Cumulative Convertible Redeemable	2,576,120
Series VI Cumulative Convertible Redeemable	4,763,853
Series VII Cumulative Convertible Redeemable	3,842,000

The Series A to DD 10% Cumulative Convertible Preferred Stock are entitled to receive cumulative dividends at the rate of 10% per annum; redeemable at the option of PLDT, at par value plus accrued dividends, five years after the year of issuance; convertible to shares of Common Stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of the Common Stock at the PSE over a period of 30 consecutive trading days before the conversion date; and entitled to be paid an amount equal to the par value of the shares plus accrued and unpaid dividends thereon to the date fixed for such payment in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the affairs of the corporation.

The Series III Convertible Preferred Stock are entitled to receive annual fixed cumulative dividends of US$3.50 per share; in the event of any voluntary or involuntary liquidation, dissolution or winding up of PLDT, are entitled to receive out of the assets of PLDT available for distribution to the stockholders of PLDT, before any distribution of assets is made to holders of shares of Common Stock or any other shares of stock of PLDT ranking as to such a distribution junior to the Series III Convertible Preferred Stock, liquidating distributions in the amount of Php11 per share plus accrued and unpaid dividends; are convertible into shares of Common Stock at the holder's option at any time, at the conversion price of US$29.19 per share of Common Stock (equivalent to a conversion ratio of 1.7129 shares of Common Stock for each share of Series III Convertible Preferred Stock, each share being valued for this purpose at its reference amount of US$50 per share), subject to adjustment in certain events; and are not redeemable.

Series IV Cumulative Non-Convertible Redeemable Preferred Stock are entitled to receive cumulative dividends at the rate of 13.5% per annum calculated on the par value of such shares or if such shares are not yet fully paid, the actual amount paid; are not convertible into shares of Common Stock; are redeemable at the option of PLDT one year at any time after subscription at an amount equal to the par value of such shares so redeemed or if such shares are not yet fully paid, the actual amount paid, plus accrued and unpaid dividends thereon; and in the event of a voluntary or involuntary liquidation, dissolution or winding up of affairs of PLDT, shall be entitled to be paid an amount equal to the par value of such shares or if such shares are not yet fully paid, the actual amount paid, plus an amount equal to the dividends accrued thereon to the date fixed for payment. The outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock have not been fully paid.

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

As of December 31, 2003, 145,320 shares of Series V Convertible Preferred Stock and 531,251 shares of Series VI Convertible Preferred Stock were converted to PLDT Common Stock. The aggregate value of the put option based on outstanding shares as of December 31, 2003 was Php21,898 million, of which Php13,774 million is payable on June 4, 2008 and Php8,124 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying shares of Common Stock were put to PLDT. The market value of the underlying shares of Common Stock was Php10,763 million, based on the market price of PLDT’s Common Stock of Php970 per share as of December 31, 2003.

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

Exchange Controls and Other Limitations Affecting Securities Holders

In Circular No. 1389 dated November 10, 1993, as amended by Circular No. 224 dated January 26, 2000, of the BSP, foreign investments in the shares of stock of Philippine companies listed in the PSE may be registered either with the BSP or with an investor’s designated custodian bank. The foreign investments in listed shares of stock, which are duly registered with the BSP or with a custodian bank duly designated by the foreign investor, are entitled to full and immediate capital repatriation and dividend and interest remittance privileges. Without the need to obtain prior BSP approval, commercial banks are authorized to sell and to remit the equivalent foreign exchange (at the exchange rate prevailing at the time of actual remittance) representing sales and divestment proceeds or dividends of a duly registered foreign equity investment upon presentation of a BSP Registration Document (“BSRD”) together with other supporting documents. The BSRD is issued by the BSP or the custodian bank upon registration of the foreign investment and serves as the authority to repatriate such divestment and sales proceeds or remittance of cash dividends. Effective April 3, 2000, only pre-numbered BSRD forms, printed on BSP security paper may be used and issued as proof of registration of foreign investments in accordance with existing BSP rules. The remitting commercial bank must submit to the BSP a statement of remittance together with the supporting documents within two banking days from date of actual remittance. Foreign investments not duly registered with the BSP or with the investor's designated custodian bank are not entitled to repatriation and remittance privileges through the banking system except capital repatriation or dividend remittance of direct foreign equity investments made prior to March 15, 1973 when BSP registration was not yet required. The BSP should be notified of the transfer of sale of foreign investments in equity or securities already registered with the BSP, in order that the registration of the foreign investment may be transferred in the name of the transferee or purchaser.

Cash dividends on PLDT's stock are paid in Philippine pesos, except dividends on the Series III and Series VI Convertible Preferred Stock, which are paid in U.S. dollars and on the Series VII Convertible Preferred Stock, which are paid in Japanese yen. PLDT’s Custodian for its Series III Convertible Preferred Stock, Citibank, N.A. – Manila and PLDT’s Transfer Agent and Dividend Paying Agent for its Series VI and VII Convertible Preferred Stock, Hongkong and Shanghai Banking Corporation, converts and remits in the particular foreign currency, at the prevailing exchange rate, cash dividends due to holders of the Series III, Series VI and VII Convertible Preferred Stock. PLDT's Transfer Agent for its common stock, The Hongkong and Shanghai Banking Corporation, (which also acts as dividend paying agent) converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As of December 31, 2003, approximately 88% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 16 – Preferred Stock Subject to Mandatory Redemption and Note 17 – Stockholders’ Equity to the accompanying consolidated financial statements in Item 18.

For certain constitutional limitations on the capital ownership of public utilities, see “Item 8. Financial Information — Legal Proceedings — Quo Warranto Action.”

Principal of and interest on PLDT's 10.625% Notes due 2004, 9.875% Notes due 2005, 9.25% Notes due 2006, 7.85% Notes due 2007, 8.35% Notes due 2017, 10.5% Notes due 2009, 10.625% Notes due 2007 and 11.375% Notes due 2012 are payable in U.S. dollars which may be purchased from the local banking system either pursuant to the registration of such Notes with the BSP or otherwise pursuant to specific BSP approval of such payment. Such principal and interest may also be paid utilizing PLDT's own dollar resources without necessity of BSP approval. The BSP, with the approval of the President of the Philippines, may, however, restrict the availability of foreign exchange during an exchange crisis, when an exchange crisis is imminent, or in times of national emergency.

Taxation

The following is a summary of the material Philippine and United States federal income tax consequences to United States Holders (as defined below) of owning shares of Common Stock, Series III Convertible Preferred Stock, ADSs and GDSs (collectively, the “Equity Securities”). It applies to you only if you hold your Equity Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of PLDT’s voting stock, a person that holds Equity Securities as part of a straddle or a hedging or conversion transaction, or a United States Holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of the Philippines including the Philippine National Internal Revenue Code of 1997 (the “Philippine Tax Code”) all as currently in effect, as well as on the Convention Between the Philippines and the United States (the “Philippines-United States Tax Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed according to its terms.

You are a United States Holder if you are a beneficial owner of Equity Securities and you are a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This discussion addresses only United States federal income taxation and Philippine income taxation, estate and donor’s taxation, stock transaction taxation and documentary stamp taxes.

Philippine Taxation

Taxes on Exchange of ADSs for Common Stock and GDSs for Series III Convertible Preferred Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of Common Stock to a holder of ADRs or shares of Series III Convertible Preferred Stock to a holder of GDRs. See “Capital Gains Tax and Stock Transaction Tax” and “Documentary Stamp Taxes.”

Taxation of Dividends

Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%. Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax. Dividends paid to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines by Philippine corporations shall be subject to a final withholding tax of 15%, subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either (i) allows a credit against the tax due from the non-resident non-Philippine corporation taxes deemed to have been paid in the Philippines equivalent to 17% (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 32% and the 15% tax on dividends) (this condition is not satisfied in the case of corporations domiciled in the United States if such corporations own less than 10% of the voting stock of PLDT) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States). If neither of the foregoing conditions are met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax rate of 32%. Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within clause (ii) and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the 15% rate. Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings.

As further discussed below, in respect of regular quarterly cash dividends payable on the shares of Series III Convertible Preferred Stock underlying the GDSs, while such shares are on deposit with the Depositary, PLDT intends to make payments of withholding tax pursuant to the terms of such Series III Convertible Preferred Stock, at the rate of 15%, which is the rate applicable to dividends payable to residents of the domicile of the registered shareholder, which is a company organized in Hong Kong not engaged in trade or business in the Philippines. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

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

Capital Gains Tax and Stock Transaction Tax

The Philippine Tax Code provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold. Subject to applicable tax treaty rates, the rate of tax on such gain, where the share is not disposed of through the Philippine Stock Exchange, is a final tax of 5% for gains not exceeding Php100,000 and a final tax of 10% for gains in excess of that amount. The rate is the same for both non-resident individuals and non-resident non-Philippine corporations. While this tax is not collected through withholding, the Philippine Tax Code prohibits a transfer from being recorded on the books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax has been paid or certain other conditions are met.

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

Documentary Stamp Taxes

The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of Php1.50 on each Php200, or fractional part thereof, of the par value of the shares. The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines. Effective March 20, 2004, the documentary stamp tax rate upon transfer of shares of stock issued by a Philippine corporation is Php0.75 on each Php200, or fractional part thereof, of the par value of the shares. However, the imposition of documentary stamp tax on secondary transfer of shares of stock of a Philippine Corporation which is listed and traded through the facilities of the Philippine Stock Exchange is suspended for a period of five years counted from the same effective date.

Estate and Donor's Taxes

Shares of stock issued by a corporation organized or constituted in accordance with Philippine law are deemed to have a Philippine situs and their transfer by way of succession or donation is subject to Philippine estate and gift taxes. The transfer of shares of stock by a deceased individual to his heirs by way of succession, whether such an individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the net estate is over Php200,000. Individual and corporate shareholders, whether or not citizens or residents of the Philippines, who transfer the Equity Securities by way of gift or donation will be liable for Philippine donor’s tax on such transfers at progressive rates ranging from 2% to 15%, if the net gifts made during the calendar year exceed Php100,000. The rate of tax with respect to net gifts made to a stranger, who is not a brother, sister, spouse, ancestor, lineal descendant or relative by consanguinity in the collateral line within the fourth degree of relationship of the donor, is a flat rate of 30%. Estate and gift taxes will not be collected in respect of intangible personal property such as the Equity Securities:

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

Shares of stock of a deceased shareholder or shares that have been donated may not be transferred on the books of the corporation without a certificate from the Philippine Commissioner of Internal Revenue that the applicable estate or donor's taxes have been paid. In the case of ADRs and GDRs, however, there is no corresponding requirement, unless a transfer of the ADRs and GDRs would also entail a change in the registration of the underlying shares.

United States Federal Taxation

For United States federal income tax purposes, United States Holders of GDRs or ADRs will be treated as the owners of the underlying shares of Series III Convertible Preferred Stock or Common Stock. Deposits and withdrawals by United States Holders of shares of Series III Convertible Preferred Stock or Common Stock in exchange for GDRs or ADRs will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a United States Holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate United States Holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that, in the case of Common Stock or ADSs, you hold the Common Stock or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date or, in the case of Series III Convertible Preferred Stock or GDSs, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the Series III Convertible Preferred Stock or GDSs for more than 90 days during the 180-day period beginning 90 days before the ex-dividend date and meet other holding period requirements. The IRS has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, with respect to Common Stock or ADSs, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or, with respect to Series III Convertible Preferred Stock or GDSs, to more than 90 days during the 181-day period beginning 90 days before the ex-dividend date. Dividends we pay with respect to the Equity Securities generally will be qualified dividend income.

You must include any Philippine tax withheld from the dividend payment or, in the case of Series III Convertible Preferred Stock or GDSs, paid on your behalf by PLDT, in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of Common Stock or Series III Convertible Preferred Stock, or the Depositary, in the case of ADSs or GDSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a United States Holder will be the U.S. dollar value of the Philippine peso payments made, determined at the spot Philippine peso/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Equity Securities and thereafter as capital gain.

Subject to certain limitations, the Philippine tax withheld in accordance with the Philippines-United States Tax Treaty and paid over to the Philippines will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Certain Withholding Tax Payments

Holders will receive regular quarterly cash dividends paid in respect of the Series III Convertible Preferred Stock, but not on the Common Stock issuable on conversion of such Series III Convertible Preferred Stock, free and clear of withholding tax, such withholding tax being an obligation of PLDT pursuant to the terms of the Series III Convertible Preferred Stock. PLDT intends to make such payments of withholding tax based on an applicable withholding tax rate of 15%. A United States Holder that receives dividends free and clear of withholding tax will be treated for United States federal income tax purposes as having received an additional distribution with respect to the Series III Convertible Preferred Stock in the amount of the withholding tax which is paid to the Philippine Bureau of Internal Revenue on behalf of such United States Holder. Such a deemed additional distribution will generally be subject to the rules described above under “Taxation of Dividends.” The amount of additional income deemed to have been received by the United States Holder will be equal to the initial amount of tax paid by PLDT (based on the applicable withholding tax rate) divided by the difference between one and the applicable withholding tax rate. For example, assuming a US$100 dividend received free and clear of a withholding tax of 15% (the rate believed by PLDT to be the applicable withholding tax rate; see “Philippine Taxation — Taxation of Dividends”), the United States Holder will be treated as having received additional income in the amount of US$15/(1-.15), or US$17.65. Subject to certain limitations, the Philippine tax paid over to the Philippines will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. Dividends will be income from sources outside the United States but will generally be “passive income” or “financial services income” which is treated separately from other types of income for purposes of calculating the foreign tax credit allowable to you.

Sale or Other Disposition of Equity Securities

A United States Holder will recognize capital gain or loss upon the sale of Equity Securities in an amount equal to the difference between such United States Holder's basis in the Equity Securities and the amount realized upon the sale. Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the Equity Securities have been held for more than one year. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year. Generally, any such gain or loss will be treated as realized income or loss from sources within the United States for foreign tax credit limitation purposes. United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax. See “— Philippine Taxation — Capital Gains Tax and Stock Transaction Tax.”

Conversion Feature

In general, no gain or loss will be recognized for United States federal income tax purposes on a conversion of Series III Convertible Preferred Stock into Common Stock except with respect to cash received in lieu of fractional shares of stock. The tax basis for Common Stock received upon conversion will be equal to the basis of the Series III Convertible Preferred Stock converted and the holding period of the common stock received upon conversion will include the holding period of the Series III Convertible Preferred Stock.

The U.S. Tax Code does not authorize a comparable credit for foreign gift or donor's taxes such as those imposed by the Philippines. See “— Philippine Taxation — Estate and Donor's Taxes.”

Passive Foreign Investment Company Rules

We believe that the Equity Securities should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless the Equity Securities are “marketable stock” and a United States Holder elects to be taxed annually on a mark-to-market basis with respect to the Equity Securities, gain realized on the sale or other disposition of your Equity Securities would in general not be treated as capital gain. Instead, if you are a United States Holder, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the Equity Securities and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Documents On Display

We are subject to the informational requirements of the Exchange Act, and file reports and other information with the Commission, as required by this act. Reports and other information filed by us with the Commission may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Copies of this material may be obtained by mail from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104, on which the American Depositary Shares representing our Common Stock are listed.

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

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital market issues.

Foreign Exchange Risk Management

At December 31, 2003, the Philippine peso depreciated against the U.S. dollar to Php55.586 to US$1.00 from Php53.254 to US$1.00 at December 31, 2002, which in turn depreciated from Php51.690 to US$1.00 at December 31, 2001.

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of December 31, 2003, 2002 and 2001:

	Years Ended December 31,
	2003(1)		2002(2)		2001(3)
	US$	Php	US$	Php	US$	Php
		(in millions)
Assets
Cash and cash equivalents	US$146	Php8,105	US$76	Php4,040	US$40	Php2,091
Accounts receivable	192	10,676	149	7,910	146	7,536
Other current assets	5	262	1	55	2	91
Other noncurrent assets	24	1,360	5	271	–	5
	367	20,403	231	12,276	188	9,723
Liabilities
Notes payable	3	150	6	320	23	1,189
Accounts payable	74	4,108	56	2,969	27	1,411
Accrued expenses and other current liabilities	54	3,007	165	8,782	165	8,529
Long-term debt	3,101	172,349	3,256	173,401	3,459	178,777
Deferred credits and other noncurrent liabilities	143	7,981	126	6,722	53	2,725
	3,375	187,595	3,609	192,194	3,727	192,631
Net foreign currency-denominated liabilities	US$3,008	Php167,192	US$3,378	Php179,918	US$3,539	Php182,908

______________

(1)     The exchange rate used was Php55.586 to US$1.00.

(2)     The exchange rate used was Php53.254 to US$1.00.

(3)     The exchange rate used was Php51.690 to US$1.00.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of December 31, 2003, approximately 94% and 96% of our total debt, on a consolidated and non-consolidated basis, respectively, were denominated in foreign currencies, principally in U.S. dollars. Of our foreign currency-denominated debts, 11% and 8% are in Japanese yen, on a consolidated and non-consolidated basis, respectively, and the balance in U.S. dollars. Thus, a weakening of the peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 63% and 58% of our consolidated and non-consolidated debts, respectively), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests would be negatively affected. If, among other things, the value of the peso against the U.S. dollar drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants” above and Note 14 – Long-term Debt to the accompanying consolidated financial statements in Item 18.

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

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. As of December 31, 2003, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts and currency option contracts amounted to US$125 million (Php6,948 million), US$725 million (Php40,300 million) and US$79 million (Php4,391 million), respectively. For further discussions of these contracts, see Note 26 – Derivatives and Hedging Instruments to the accompanying consolidated financial statements in Item 18.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. As of December 31, 2003, PLDT had no outstanding interest rate swap agreement.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

The table below sets out the information about PLDT's derivative financial instruments and other transactions as of December 31, 2003 that are sensitive to foreign exchange rates and to changes in interest rates:

				Total		Fair Value
	Below 5 years	5 to 8.5 years	Over 8.5 years	In Dollars	In Pesos	In Dollars	In Pesos
				(in millions)
Liabilities
Long-term Debt
Fixed Rate
US$ Notes (in millions)	690	425	299	1,414	78,581	1,444	80,273
Average interest rate	7.85% to 10.625%	10.50% to 11.375%	8.350%	–	–	–	–
US$ Fixed Loans (in millions)	170	19	–	189	10,506	203	11,309
Average interest rate	5.83% to 8.03%	5.65% to 6.56%	–	–	–	–	–
Japanese Yen (in millions)	91	–	–	91	5,068	92	5,120
Average interest rate	2.125%	–	–	–	–	–	–
Philippine Peso (in millions)	48	15	–	63	3,484	69	3,817
Average interest rate	11.18% to 17.50%	15.00%	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	409	168	–	577	32,095	577	32,095
Average interest rate	0.15% to 4.30% over LIBOR	0.65% to 3.625% over LIBOR	–	–	–	–	–
Japanese Yen (in millions)	102	–	–	102	5,668	102	5,668
Average interest rate	3.85% over Japanese Yen LIBOR	–	–	–	–	–	–
Forward Foreign Exchange Agreement
(Receive US$/Pay Philippine Peso) Contract Amount (in millions)	125	–	–	125	6,974	125	6,934
Average Contractual Exchange Rate	Php55.90	–	–	–	–	–	–
Resettable Cross Currency Swap Agreement
(Receive US$/Pay Philippine Peso) Contract Amount (in millions)	–	175	550	725	37,138	725	40,300
Average Contractual Exchange Rate	–	–	Php51.225	–	–	–	–

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Piltel has experienced significant financial difficulties in recent years. It has restructured substantially all of its debts in accordance with its debt restructuring plan, which was signed on June 4, 2001. In June and October 2002, more creditors of Piltel agreed to participate in its restructuring plan on the same terms. As of December 31, 2003, total restructured long-term debt of Piltel amounted to Php23,382 million, with maturities of up to June 14, 2016. As of December 31, 2003, Piltel had an aggregate principal amount of Php51 million of unrestructured debt.

Piltel is currently not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders). See “Item 5. Operating and Financial Review and Prospects — Certain Indebtedness — Overview of Piltel’s Indebtedness”.

The Series C, Class I Preferred Stock of Piltel, is entitled to annual cumulative cash dividends of Php0.20 per share (10% on the par value per share). Piltel is in arrears with payments of dividends with respect to the Series C, Class I Preferred Stock in the amount of Php1 million for the years ended December 31, 2003, 2002, 2001 and 2000. As of the date of this annual report on Form 20-F, the total arrearage with respect to the Series C, Class I Preferred Stock of Piltel amounted to approximately Php4.2 million.

See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debt or other obligations owed to us and our affiliates” and Note 9 – Information with respect to Piltel and Note 14 – Long-term Debt to the accompanying consolidated financial statements in Item 18.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our principal executive officer and principal financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2003.

Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2003.

During 2003, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that currently none of the members of the Audit Committee is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our board of directors believes that the audit committee members along with its advisors, possess sufficient financial knowledge and experience. Our board of directors has appointed one of our non-independent directors, Corazon de la Paz, as Audit Committee consultant to render advice on complex financial reporting or accounting issues that may be raised in our Audit Committee’s evaluation of our financial statements and other related matters. Formerly the Chairman and Senior Partner of Joaquin Cunanan & Company (a member firm of PricewaterhouseCoopers Worldwide), Corazon de la Paz, is a certified public accountant and possesses in depth knowledge of accounting principles (including U.S. GAAP), internal controls and procedures for financial reporting and audit committee functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

Item 16B. Code of Business Conduct and Ethics

On March 30, 2004, our board of directors approved and adopted our Code of Business Conduct and Ethics, or Code of Ethics, that sets out our business principles and standards of behavior and business relationships.

It is our declared objective that all our actions and those of our directors, officers and employees must, at all times, be consistent with the principles of accountability, integrity, fairness and transparency.

Our Code of Ethics provides standards to foster honest and ethical behavior including the following:

1.       Compliance with applicable laws, rules and regulations;

2.       Ethical handling of conflicts of interest, corporate opportunities and confidential information;

3.       Protection and proper use of our assets;

4.       Fair dealing with our employees, customers, service providers, suppliers and competitors;

5.       Compliance with our reporting and disclosure obligations to the relevant regulators and the investors;

6.       Compliance with our disclosure and financial reporting controls and procedures;

7.       Assessment and management of risks involved in our business endeavours; and

8.       Adoption of international best practices of good corporate governance in the conduct of our business.

Corporate Governance

Our Code of Ethics has been adopted to strengthen the implementation of our Corporate Governance Manual, or Governance Manual, which was adopted and approved by our board of directors in September 2002. Our Governance Manual seeks to institutionalize the principles of good governance which our board of directors and management believe to be a necessary component of sound business management.

Our Governance Manual conforms with the requirements of the Code of Corporate Governance, or SEC Governance Code, that was promulgated by the Philippine Securities and Exchange Commission, or Philippine SEC, under the Philippine SEC Memorandum Circular No. 2, Series of 2002, on April 5, 2002, in line with the Philippine Government’s policy to promote corporate governance reform aimed to raise investor confidence, develop capital market and help achieve sustained growth for the Philippine corporate sector and the economy.

In compliance with the SEC Governance Code and consistent with the relevant provisions of the Securities Regulation Code and Corporation Code of the Philippines, our Governance Manual covers the following key areas:

1.       The qualifications and grounds for disqualification for directorship;

2.       The requirement that at least two or twenty percent of the members of our board of directors, whichever is lesser, must be independent directors and the standards/criteria for the determination of independent directors;

3.       The duties and responsibilities of our board of directors and the individual directors;

4.       Our board committees, specifically, the nomination committee, audit committee and executive compensation committee, the composition and the principal duties and responsibilities of such committees;

5.       The role of our chairman in ensuring compliance with the corporate governance principles;

6.       The role of our president/chief executive officer in ensuring that our organizational and procedural controls are adequate and effective to ensure reliability and integrity of financial and operational information, effectiveness and efficiency of operations, safeguarding of assets and compliance with laws, rules, regulations and contracts;

7.       The duties and responsibilities of our corporate secretary/assistant corporate secretary in terms of the support services that they need to provide our board in upholding sound corporate governance;

8.       The duties and responsibilities of the head of our internal audit organization that would provide our board of directors, management and shareholders with reasonable assurance that our key organizational and procedural controls are appropriate, adequate, effective and reasonably complied with;

9.       The functions of our independent auditors that would reasonably ensure an environment of sound corporate governance as reflected in our financial records and reports; the requirement that non-audit work of the independent auditors should not conflict with their function as independent auditors; the requirement to rotate, at least once every five years, the independent auditors or the lead partner assigned to handle the independent audit of our financial statements;

10.   Our commitment to respect and promote shareholders’ rights such as voting right, pre-emptive right, inspection right, dividend right, appraisal right, and right to receive information about the background, business experience, compensation and shareholdings of our directors and officers and their transactions with us;

11.   The requirement to appoint a compliance officer and the duties and responsibilities of such compliance officer including the establishment of an evaluation system to determine and measure compliance with the provisions of our Governance Manual; and

12.   The penalties for violations of our Governance Manual.

Corporate Governance Officer

Our corporate governance officer is responsible for monitoring compliance with, interpreting and deciding any issues arising from, investigating and determining violations and recommending the disciplinary actions against violators of our Governance Manual and Code of Ethics.

Board Committees

We have four board committees namely, the nomination, audit, executive compensation and finance committees. Each committee has a board- approved written charter that provides for such Committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the board. See “Item 6. Directors, Senior Management and Employees –– Audit, Nomination, Executive Compensation and Finance Committees” for further details.

Internal Audit Organization

We have an internal audit organization that determines whether our network or risk management, control and governance processes are adequate and functioning to ensure that:

1.       Risks are appropriately identified and managed;

2.       Significant financial, managerial, and operating information are accurate, reliable, and timely;

3.       Employees’ actions are in compliance with policies, standards, procedures, and applicable laws and regulations;

4.       Resources are acquired economically, used efficiently, and adequately protected;

5.       Programs, plans and objectives are achieved;

6.       Quality and continuous improvement are fostered in our control process;

7.       Significant legislative or regulatory issues impacting us are recognized and addressed appropriately; and

8.       Interaction with various governance groups occurs as needed.

To ensure independence, the head of our internal audit organization reports functionally to our audit committee and administratively to our president and chief executive officer. He is accountable to management and our audit committee in the discharge of his duties and is required to:

1.       Provide annually an assessment on the adequacy and effectiveness of our processes for controlling our activities and managing our risks;

2.       Report significant issues related to the processes of controlling our activities, including potential improvements to those processes, and provide information concerning such issues;

3.       Periodically provide information on the status and results of the annual audit plan and the sufficiency of our internal audit organization’s resources; and

4.       Coordinate with and provide oversight of other control and monitoring functions (risk management, compliance, security, legal, ethics, environmental, external audit).

Our internal audit organization has a charter that has been approved by our audit committee. It seeks to comply with the Standards for the Professional Practice of Internal Auditing of The Institute of Internal Auditors in the discharge of its scope of work and responsibilities.

Policy on Employee Disclosure of Questionable Accounting or Auditing Matters

We have a written policy on the handling of employees’ complaints or disclosures about irregularities regarding accounting, internal controls and auditing matters and the protection against retaliation for those employees who make such complaints or disclosures.

Any employee may submit a complaint or disclosure of the above nature, in writing, to the Audit Committee or, verbally, to the internal audit organization, in either case, through the head of our internal audit organization.

The head of our internal audit organization facilitates the investigation of these complaints or disclosures and ensures the appropriate reporting to our audit committee on the results of the investigations and the prompt referrals of findings to the appropriate units concerned. Our committee on employee discipline is responsible for evaluating and approving the appropriate disciplinary action against erring employees with the rank of assistant vice president or lower while our corporate governance officer jointly with our corporate secretary are responsible for evaluating and recommending to our president/chief executive officer the appropriate disciplinary action against erring officers with the rank of vice president or higher.

The public may obtain information on our Code of Ethics, Corporate Governance Guidelines and Charters of our Board Committees. We undertake to provide a copy, without charge, to any person requesting for such copy from our Corporate Secretary, Ma. Lourdes Rausa-Chan, with e-mail address lrchan@pldt.com.ph or telephone number +632-814-3552. We also maintain a website at www.pldt.com.ph wherein reports filed by us and other information may be accessed.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services provided by our external auditors for the fiscal years ended December 31, 2003 and 2002:

	2003	2002
	(in millions)

Audit Fees	Php24	Php45
Tax Fees	5	2
All Other Fees	13	4
Total	Php42	Php51

Audit Fees. This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and statutory audits required by non-U.S. jurisdictions, including statutory audits required.

Tax Services. This category includes tax compliance, tax advice and tax planning services performed by our independent auditors in respect of Smart.

All Other Fees. This category consists primarily of fees for consultation with respect to IAS 39 – Financial Instruments, risk management review in respect of Smart’s information security infrastructure, due diligence review for certain projects and specialized trainings.

The fees presented above includes out-of-pocket expenses incidental to our independent auditors’ work, which amounts do not exceed 5% of the agreed-upon engagement fees.

Our Audit Committee pre-approves all audit and non-audit services as these are proposed or endorsed before these services are performed by our independent auditors.

Item 16D. Exemption from the listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser

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

4.	Material Contracts

6.	Computation of Earnings per Share

7.	Calculation of Ratio of Earnings to Fixed Charges

8.	Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:	/s/	Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal
Services Head and Corporate Secretary

Date: June 24, 2004

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Articles of Incorporation (incorporated by reference to PLDT's Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1(b)	By-Laws (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in July 2003)

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

6	Computation of Earnings per Share

7	Calculation of Ratio of Earnings to Fixed Charges

8	Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

EXHIBIT 6

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Computation of Net Operating Income and Earnings Per Share

For the years 2001 through 2003

	2003	2003(1)	2002	2001
	(in millions, except net operating income (loss) per common share)
1. Net operating income (loss) per share
Basic
Net operating income (loss)	Php33,473	US$602	Php12,029	(Php5,942)
Deduct: Dividends on preferred stock	1,739	31	1,645	1,503
Amortization of difference between fair market value and put option price of preferred stock subject to mandatory conversion	1,309	24	1,004	542
Net operating income (loss) applicable to common shareholders	Php30,425	US$547	Php9,380	(Php7,987)
Diluted
Net operating income (loss)	Php33,473	US$602	Php12,029	(Php5,942)
Deduct: Dividends on preferred stock	49	1	1,036	1,503
Amortization of difference between fair market value and put option price of preferred stock subject to mandatory conversion	1,309	24	1,004	542
Net operating income (loss) applicable to common shareholders	Php32,115	US$577	Php9,989	(Php7,987)
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	169,361		168,895	168,498
Effect of common shares issuance during the year	52		200	162
	169,413		169,095	168,660
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	169,361		168,895	168,498
Effect of common shares issuance during the year	24,274		22,360	162
	193,635		191,255	168,660

Net operating income (loss) per share
Basic	Php179.59	US$3.23	Php55.47	(Php47.36)
Diluted	165.85	2.98	52.23	(47.36)

	(in millions, except earnings per common share)
2. Earnings per share(2)
Basic
Net income (loss)	Php11,045	US$199	(Php6,158)	(Php27,782)
Deduct: Dividends on preferred shares	1,739	31	1,645	1,503
Amortization of difference between fair market value and option price of preferred stock subject to mandatory conversion	1,309	24	1,004	542
Net income (loss) applicable to common shareholders	Php7,997	US$144	(Php8,807)	(Php29,827)
Diluted
Net income (loss)	Php11,045	US$199	(Php6,158)	(Php27,782)
Deduct: Dividends on preferred shares	1,485	27	1,645	1,503
Amortization of difference between fair market value and option price of preferred stock subject to mandatory conversion	1,309	24	1,004	542
Net income (loss) applicable to common shareholders	Php8,251	US$148	(Php8,807)	(Php29,827)
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	169,361		168,895	168,498
Effect of common shares issuance during the year	52		200	162
	169,413		169,095	168,660
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	169,361		168,895	168,498
Effect of common shares issuance during the year	11,121		200	162
	180,482		169,095	168,660
Earnings per share(2)
Basic	Php47.20	US$0.85	(Php52.08)	(Php176.85)
Diluted	45.72	0.82	(52.08)	(176.85)

_____________

(1)     The PLDT Group maintains its accounts in Philippine pesos. For convenience, the peso financial information as of and for the year ended December 31, 2003 has been translated into U.S. dollars at the exchange rate of Php55.586 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as of December 31, 2003.

(2)     Our convertible preferred stocks were deemed anti-dilutive for the years ended December 31, 2002 and 2001. Since the amount of preferred dividends over the equivalent number of common stocks were greater than the basic earnings per share, the amounts reported for the years ended December 31, 2002 and 2001 basic and diluted earnings per common share were the same.

EXHIBIT 7

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Calculation of Ratio of Earnings to Fixed Charges

For the years 2001 through 2003

	2003	2003(1)	2002	2001
	(in millions, except ratio of earnings (loss) to fixed charges)
Earnings (a)	Php25,119	US$453	Php11,455	(Php13,117)
Fixed charges – (b)
Fixed charges excluding amortization of capitalized interest	Php13,698	US$247	Php14,312	Php15,839
Capitalized interest, net of amortization	(262)	(5)	(393)	1,170
	Php13,436	US$242	Php13,919	Php17,009
Ratio (a/b) (2)	1.8	1.8	–	–

_____________

(1)     PLDT maintains its accounts in Philippine pesos. For convenience, the peso financial information as of and for the year ended December 31, 2003 has been translated into U.S. dollars at the exchange rate of Php55.586 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as of December 31, 2003.

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

Due to PLDT’s net losses in 2002 and 2001, the coverage ratio on a consolidated basis was less than 1.0x in all of these two years. In order to achieve a coverage ratio of 1.0x, we would have had to generate additional consolidated earnings of Php2,464 million and Php30,126 million for each of the two years ended December 31, 2002 and 2001, respectively.

EXHIBIT 8

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Principal Activity	Percentage of Ownership (As of December 31, 2003)

Wireless
Smart Communications, Inc. and subsidiaries	Philippines	Cellular mobile services	100.0

Telesat, Inc.	Philippines	Satellite communications services	94.4

ACeS Philippines Cellular Satellite Corporation	Philippines	Satellite phone services	93.7

Mabuhay Satellite Corporation (formerly Mabuhay Philippines Satellite Corporation)	Philippines	Satellite communications services	67.0

Pilipino Telephone Corporation and subsidiaries	Philippines	Cellular mobile services and telecommunications services	45.3

Fixed Line
PLDT Clark Telecom, Inc.	Philippines	Telecommunications services	100.0

Subic Telecommunications Company, Inc.	Philippines	Telecommunications services	100.0

Smart-NTT Multimedia, Inc.	Philippines	Data and network services	100.0

PLDT Global and subsidiaries	British Virgin Islands	Telecommunications services	100.0

PLDT-Maratel, Inc. (formerly Maranao Telephone Company, Inc.)	Philippines	Telecommunications services	97.5

Bonifacio Communications Corporation	Philippines	Telecommunications, infrastructure and related value-added services	75.0

Information and Communications Technology
ePLDT, Inc. and subsidiaries	Philippines	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0

EXHIBIT 12.1

CERTIFICATION

I, Napoleon L. Nazareno, certify that:

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

b)       [Omitted pursuant to the guidance of Release Nos. 33-8238 (June 5, 2003) and 33-8392 (February 24, 2004)];

c)       Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)       Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.        The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date: June 24, 2004

/s/ Napoleon L. Nazareno
Napoleon L. Nazareno President and Chief Executive Officer (Principal Executive Officer)

Exhibit 12.2

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

b) [Omitted pursuant to the guidance of Release Nos. 33-8238 (June 5, 2003) and 33-8392 (February 24, 2004)];

c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.       The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date: June 24, 2004

/s/ Anabelle L. Chua
Anabelle L. Chua Senior Vice President and Treasurer (Principal Financial Officer)

EXHIBIT 13.1

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, I, Napoleon L. Nazareno, President and Chief Executive Officer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2003 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.

Date: June 24, 2004

/s/ Napoleon L. Nazareno
Napoleon L. Nazareno President and Chief Executive Officer
(Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 13.2

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, I, Anabelle L. Chua, Senior Vice President and Treasurer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2003 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.

Date: June 24, 2004

/s/ Anabelle L. Chua
Anabelle L. Chua Senior Vice President and Treasurer
(Principal Financial Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

Report of Independent Auditors

To the Board of Directors and the Stockholders of

Philippine Long Distance Telephone Company

We have audited the accompanying consolidated balance sheets of Philippine Long Distance Telephone Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Philippine Long Distance Telephone Company and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with United States generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations in 2003, goodwill and other intangible assets in 2002, and derivatives and hedging instruments in 2001.

/s/ SyCip Gorres Velayo & Co.

SYCIP GORRES VELAYO & CO.

Makati City, Philippines

May 31, 2004

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

(in millions of pesos, except par value amounts)

	2003	2002

ASSETS
Current Assets
Cash and cash equivalents (Notes 4 and 25)	19,372	10,974
Accounts receivable – net (Notes 5, 18, 25 and 26)	19,066	17,317
Inventories and supplies – net (Note 6)	2,676	4,506
Deferred income tax – net (Note 21)	7,932	5,690
Prepaid expenses	906	1,562
Other current assets (Note 25)	728	251
Total Current Assets	50,680	40,300
Noncurrent Assets
Property, plant and equipment – net (Note 7)	190,217	194,664
Investments – net (Note 8)	1,566	1,757
Goodwill and other intangible assets – net (Note 10)	15,464	16,058
Deferred income tax – net (Note 21)	12,780	11,163
Other noncurrent assets – net (Notes 11 and 25)	5,921	5,445
Total Noncurrent Assets	225,948	229,087
	276,628	269,387
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt (Note 14)	23,816	19,625
Accounts payable (Notes 18 and 25)	6,655	10,071
Accrued expenses and other current liabilities (Notes 12 and 25)	16,046	13,076
Unearned revenues on sale of prepaid cards	2,809	2,022
Notes payable (Notes 13 and 25)	2,133	760
Income tax payable	840	982
Dividends payable (Notes 17 and 25)	577	429
Total Current Liabilities	52,876	46,965
Noncurrent Liabilities
Long-term debt – net of current portion (Notes 14, 23 and 25)	160,459	171,283
Deferred credits and other noncurrent liabilities (Notes 15, 19, 23 and 25)	23,562	22,374
Total Noncurrent Liabilities	184,021	193,657
Minority Interest in Consolidated Subsidiaries	1,665	1,413
Preferred Stock Subject to Mandatory Redemption (Notes 16, 23 and 25)	13,321	10,939
Stockholders’ Equity (Note 17)
Preferred stock, Php10 par value, authorized 822,500,000 shares:
Series A to DD (issued and outstanding 409,876,226 shares as of December 31, 2003 and 406,826,136 shares as of December 31, 2002)	4,099	4,068
Series III (issued and outstanding 4,616,200 shares as of December 31, 2003 and 2002)	46	46
Series IV (issued and outstanding 36,000,000 shares as of December 31, 2003 and 2002)	360	360
Common stock, Php5 par value, authorized 234,000,000 shares; issued and outstanding169,476,120 shares as of December 31, 2003 and 169,360,901 shares as of December 31, 2002	847	847
Capital in excess of par value	74,520	74,324
Accumulated deficit	(58,031)	(66,016)
Accumulated other comprehensive income	2,904	2,784
Total Stockholders’ Equity	24,745	16,413
	276,628	269,387

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(in millions of pesos, except per share amounts)

	2003	2002	2001
OPERATING REVENUES (Note 18)
Wireless
Cellular services	51,001	30,583	19,820
Cellular handset sales	12,433	14,982	13,015
Satellite, very small aperture terminal and others	898	733	762
	64,332	46,298	33,597
Fixed line
Local exchange	20,728	21,345	21,356
International long distance	12,634	10,636	11,701
National long distance	6,694	7,818	8,500
Data and other network	5,802	5,561	4,653
Miscellaneous	337	491	113
	46,195	45,851	46,323
Information and communications technology	1,509	651	374
	112,036	92,800	80,294
OPERATING EXPENSES
Depreciation (Note 7)	21,882	17,566	16,218
Cost of cellular handsets sold	15,886	16,203	15,179
Compensation and benefits (Notes 3, 12 and 19)	13,304	10,893	9,632
Maintenance	4,742	3,856	4,025
Selling and promotions	4,423	3,603	2,686
Provision for doubtful accounts (Note 5)	4,092	4,160	3,221
Rent	2,837	3,106	2,586
Taxes and licenses (Note 24)	2,126	980	940
Cost of satellite air time (Notes 18 and 23)	1,919	50	–
Professional and other service fees (Note 18)	1,895	2,304	2,381
Insurance and securities	1,514	1,354	1,083
Amortization of goodwill and other intangible assets (Note 10)	766	766	6,177
Asset impairment charges (Note 7)	675	13,279	19,735
Provision for inventory obsolescence (Note 6)	254	476	211
Other operating expenses (Note 18)	2,248	2,175	2,162
	78,563	80,771	86,236
OPERATING INCOME (LOSS)	33,473	12,029	(5,942)
INTEREST EXPENSE AND RELATED ITEMS - Net of capitalized interest (Notes 7, 13 and 14)	(12,161)	(12,780)	(14,697)
INTEREST AND OTHER INCOME – Net	1,052	1,574	1,278
EQUITY IN NET LOSSES OF INVESTEES (Note 8)	(88)	(142)	(4,268)
OTHER EXPENSES – Net (Note 20)	(12,456)	(5,275)	(6,561)
INCOME (LOSS) BEFORE INCOME TAX, CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES AND MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	9,820	(4,594)	(30,190)
BENEFIT FROM (PROVISION FOR) INCOME TAX (Note 21)	1,400	(1,438)	2,570
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES AND MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	11,220	(6,032)	(27,620)
CUMULATIVE EFFECT ON PRIOR YEARS (UP TO DECEMBER 31, 2000) OF ADOPTING SFAS 133 – Net of tax effect (Note 26)	–	–	(54)
CUMULATIVE EFFECT ON PRIOR YEARS (UP TO DECEMBER 31, 2002) OF ADOPTING SFAS 143 – Net of tax effect (Note 15)	(61)	–	–
INCOME (LOSS) BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	11,159	(6,032)	(27,674)
MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	(114)	(126)	(108)
NET INCOME (LOSS)	11,045	(6,158)	(27,782)
DIVIDENDS AND ACCRETION OF PREFERRED STOCK	(3,048)	(2,649)	(2,045)
INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS (Note 22)	7,997	(8,807)	(29,827)
Earnings Per Common Share (Note 22)
Basic earnings per common share before cumulative effect of change in accounting principles	47.56	(52.08)	(176.53)
Cumulative effect of change in accounting principles	(0.36)	–	(0.32)
Basic earnings per common share	47.20	(52.08)	(176.85)
Diluted earnings per common share before cumulative effect of change in accounting principles	46.06	(52.08)	(176.53)
Cumulative effect of change in accounting principles	(0.34)	–	(0.32)
Diluted earnings per common share before cumulative effect of change in accounting principles	45.72	(52.08)	(176.85)

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(in millions of pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balances as of January 1, 2001	3,921	843	73,642	(27,181)	2,535	53,760
Comprehensive loss:
Net loss for the year	–	–	–	(27,782)	–	(27,782)
Translation gains	–	–	–	–	173	173
Net comprehensive loss						(27,609)
Cash dividends (Note 17)	–	–	–	(1,666)	–	(1,666)
Accretion to redemption value of Preferred Stock subject to mandatory redemption	–	–	–	(542)	–	(542)
Issuance of capital stock	208	2	319	–	–	529
Balances as of December 31, 2001	4,129	845	73,961	(57,171)	2,708	24,472
Comprehensive loss:
Net loss for the year	–	–	–	(6,158)	–	(6,158)
Translation gains	–	–	–	–	76	76
Net comprehensive loss						(6,082)
Cash dividends (Note 17)	–	–	–	(1,683)	–	(1,683)
Accretion to redemption value of Preferred Stock subject to mandatory redemption	–	–	–	(1,004)	–	(1,004)
Partial redemption of Series IV Preferred Stock (Note 16)	(72)	–	–	–	–	(72)
Issuance of capital stock	417	2	363	–	–	782
Balances as of December 31, 2002	4,474	847	74,324	(66,016)	2,784	16,413
Comprehensive income:
Net income for the year	–	–	–	11,045	–	11,045
Translation gains	–	–	–	–	120	120
Total comprehensive income						11,165
Cash dividends (Note 17)	–	–	–	(1,751)	–	(1,751)
Accretion to redemption value of Preferred Stock subject to mandatory redemption	–	–	–	(1,309)	–	(1,309)
Issuance of capital stock	31	–	196	–	–	227
Balances as of December 31, 2003	4,505	847	74,520	(58,031)	2,904	24,745

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(in millions of pesos)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	11,045	(6,158)	(27,782)
Adjustments to reconcile net loss from operations to net cash provided by operating activities:
Depreciation	21,882	17,566	16,218
Unrealized foreign exchange losses	11,527	5,301	3,996
Provision for doubtful accounts	4,092	4,160	3,221
Provision for (benefit from) deferred income taxes	(3,731)	849	(3,446)
Amortization of goodwill and other intangible assets	766	766	6,177
Asset impairment charges	675	13,279	19,735
Amortization of debt issuance costs	591	497	280
Gain on disposal of property and equipment	(463)	(87)	(83)
Provision for inventory obsolescence	254	476	211
Minority interest in net income of consolidated subsidiaries	114	126	108
Equity in net losses of investees	88	142	4,268
Provision for permanent decline in value of investment	–	–	2,052
Others	336	(234)	(262)
Operating cash flows before working capital changes	47,176	36,683	24,693
Changes in assets and liabilities, net of effect from purchase of subsidiaries:
Decrease (increase) in:
Accounts receivable	(6,026)	4,005	(1,112)
Inventories and supplies	1,576	353	(2,168)
Prepaid expenses and other current assets	306	(186)	(1,065)
Increase (decrease) in:
Accounts payable	(3,231)	(2,507)	(2,134)
Accrued expenses and other current liabilities	3,215	1,558	1,276
Unearned revenues on sale of prepaid cards	787	2	1,276
Income tax payable	(280)	627	(101)
Deferred credits and other noncurrent liabilities	(2,603)	(813)	(552)
Net cash provided by operating activities	40,920	39,722	20,113
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(17,943)	(17,239)	(28,201)
Proceeds from disposal of property and equipment	226	252	113
Payments for purchase of investments, net of cash acquired	(197)	–	(772)
Cash disbursements for lease deposits and others	(404)	(210)	(49)
Cash of disposed subsidiary	(93)	–	–
Proceeds from disposal of investments	52	30	150
Payments for purchase of investments	–	–	(617)
Net cash used in investing activities	(18,359)	(17,167)	(29,376)

(Forward)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(in millions of pesos)

	2003	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES
Payments of long-term borrowings	(31,548)	(43,870)	(16,990)
Proceeds from long-term borrowings	17,507	36,011	21,823
Proceeds from notes payable	3,135	7,872	13,483
Repayments of notes payable	(1,698)	(13,600)	(11,970)
Dividends paid	(1,603)	(1,582)	(1,819)
Debt issuance costs paid	(120)	(1,206)	(979)
Increase in capital lease liabilities	98	29	61
Proceeds from issuance of capital stock	94	464	232
Redemption of preferred stock	–	(72)	–
Net cash provided by (used in) financing activities	(14,135)	(15,954)	3,841
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(28)	97	24
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,398	6,698	(5,398)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,974	4,276	9,674
CASH AND CASH EQUIVALENTS AT END OF YEAR	19,372	10,974	4,276

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common United States ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company.

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

We had 18,191 and 19,139 employees as of December 31, 2003 and 2002, respectively.

PLDT has three employee unions. The three unions are in aggregate composed of 8,775 members as of December 31, 2003. The union members represent 48% of the employees of the PLDT Group on a consolidated basis as of December 31, 2003.

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

		Percentage of Ownership
Name of Subsidiary/Investee	Principal Activity	2003	2002	2001
Wireless
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4	94.4	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	93.7	93.7	93.7
Mabuhay Satellite Corporation (formerly Mabuhay Philippines Satellite Corporation), or Mabuhay Satellite	Satellite communications services	67.0	67.0	67.0
Pilipino Telephone Corporation, or Piltel, and subsidiaries	Cellular mobile and telecommunications services	45.3	45.3	45.3
Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0	100.0	100.0
Smart-NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0	100.0
PLDT Global and subsidiaries	Telecommunications services	100.0	100.0	100.0
PLDT-Maratel, Inc. (formerly Maranao Telephone Company, Inc.), or Maratel	Telecommunications services	97.5	97.5	92.3
Bonifacio Communications Corporation, or BCC	Telecommunications, infrastructure and related value-added services	75.0	37.5	–
Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0	100.0

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

Minority interests represent the equity interests in Maratel, BCC (in 2003), Telesat, and Mabuhay Satellite not held by the PLDT Group.

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

The excess of the total acquisition cost over the fair value of the net assets acquired was Php23,096 million. Based upon management estimates and review, Php5,900 million was recorded as the value of customers acquired (Php2,705 million and Php3,195 million were attributed to Global System for Mobile Communication, or GSM, and analog subscribers, respectively). Prior to 2002, the excess of the total acquisition cost over the fair value of the net assets acquired was amortized on a straight-line basis over five years. Prior to 2001, the customers list for the GSM and analog subscribers was amortized over five years, which at that time was the expected average period of the customer relationship. Beginning in 2001, we revised our estimated useful life of the acquired GSM customers list, based on our analysis of customer churn rates, to three years. The unamortized balance of the analog customers list was fully impaired in 2001.

3.         Summary of Significant Accounting Policies and Practices

Our significant accounting policies and practices are discussed below to facilitate the understanding of our consolidated financial statements:

Revenue Recognition

Revenue for services is stated at amounts invoiced to customers and excludes value-added tax. We provide wireless communication services, fixed line communication services, and information and communications technology services. We provide such services to business, residential, payphone and mobile customers. Revenue represents the value of fixed consideration that has been received or is receivable. Revenue is recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. We do not provide our customers with the right to a refund.

Products and services

Subscriptions. We provide telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average period of the customer relationship of seven years and three years for fixed line and cellular service, respectively. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro rata basis.

Air time, traffic and value-added services. Prepaid service revenue collected in advance is deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Payphone service revenue is recognized when the service is provided. Interconnection revenue for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or the connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenue related to products and value-added services is recognized upon delivery of the product or service.

Equipment sales. Sales of communication equipment are recognized upon delivery to the customer.

Directory services. Revenue related to published directory services is recognized on a pro rata basis over the period in which the publication expires, which is generally 12 months. Telephone-based directory service revenue is recognized when the service is provided.

Incentives. We record commission expense based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction from revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

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

Customers. Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by subscribers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers based on the age status of the receivable.

Traffic Settlement Receivables – net. Full allowance is provided for carrier accounts which have been past due for over 360 days from transaction date and after a review of the status of settlement with other carriers.

Inventories and Supplies

Inventories and supplies are valued at the lower of cost or market value. These are items of cellular phone units, materials, spare parts, terminal units and accessories. Cost is determined using the moving average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes interest on borrowed funds used during the construction period. When assets are sold or retired, their costs, accumulated depreciation and any impairment in value are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income of such period.

Depreciation is calculated on a straight-line basis over the following estimated useful lives of the assets:

Property, Plant and Equipment	Estimated Useful Lives

Buildings	25 – 40 years
Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Information origination/termination equipment	5 – 15 years
Communications satellite	15 years
Vehicles, furniture and other work equipment	3 – 10 years
Cellular facilities	10 years
Land improvements	10 years

The useful lives and depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Interest costs are capitalized during the construction of plant and equipment as part of the cost of acquiring assets, see Note 7 – Property, Plant and Equipment.

Capitalized Leases

The PLDT Group leases several facilities under long-term leases and has the option to purchase the facilities for a nominal cost at the termination of the lease.

Impairment of Assets

Effective January 1, 2002, in conformity with Statement of Financial Accounting Standards, or SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and prior to January 1, 2002, SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” long-lived assets and identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets, which are held and used in operations, would be impaired if the book value of the asset exceeded the undiscounted future net cash flows without interest charges expected to result from the use of the asset. If an impairment exists, the amount of the impairment recorded is based on the fair value of the assets. Assets, which are to be disposed of, would be impaired to the extent the net book value of the asset exceeds fair value less disposal costs. The PLDT Group considers relevant cash flows, estimated future operating results, trends and other available information in assessing whether the carrying values of assets are recoverable.

Asset Retirement Obligations

Under U.S. GAAP SFAS 143, “Accounting for Asset Retirement Obligations,” the fair value of legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset is required to be recognized in the period in which it is incurred. This Statement is effective for fiscal years after June 15, 2002. The PLDT Group adopted this Statement in 2003. Previously, the PLDT Group has not been recognizing amounts related to asset retirement obligations. Under the new accounting method, the PLDT Group now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The related asset retirement costs are capitalized as part of the carrying amount of the corresponding long-lived asset.

The PLDT Group is legally required under various lease agreements to dismantle the installations and restore the leased sites at the end of the lease contract term. The PLDT Group recognized the fair value of the liability for these obligations and capitalized the present value of these costs as part of the balance of the related property and equipment accounts, which are being depreciated on a straight-line basis over the useful lives of the related assets or the contract periods, whichever is lower.

The cumulative effect of the change on prior years resulted in a charge to income of Php61 million

(net of income taxes of Php29 million) (Php0.36 per share), which is included in the net income for the year ended December 31, 2003. The effect of the change for the year ended December 31, 2003 was to decrease income before the cumulative effect of the change in accounting principle by Php111 million (Php0.66 per share). The pro forma effects of the application of SFAS 143 as if the Statement had been adopted on January 1, 2001 (rather than January 1, 2003) are presented below:

	2003	2002	2001
	(in millions of pesos, except per share amounts)
Net income (loss)
As reported	11,045	(6,158)	(27,782)
Pro forma	11,106	(6,189)	(27,812)
Earnings per common share – basic
As reported	47.20	(52.08)	(176.85)
Pro forma	47.56	(52.27)	(177.02)
Earnings per common share – diluted
As reported	45.72	(52.08)	(176.85)
Pro forma	46.05	(52.27)	(177.02)

The following table describes all changes to the asset retirement obligations liabilities as of December 31, 2003:

(in millions of pesos)
Asset retirement obligations at beginning of year	–
Liability recognition in transition	360
Accretion expense	35
Asset retirement obligations at end of year	395

The pro forma balances of asset retirement obligations as if SFAS 143 had been adopted on January 1, 2001 (rather than January 1, 2003) are as follows:

	2003	2002
	(in millions of pesos)
Pro forma amounts of liabilities for asset retirement obligations at beginning of year	360	338
Pro forma amounts of liabilities for asset retirement obligations at end of year	395	360

Goodwill and Other Intangible Assets

Goodwill is the excess of the acquisition cost of a business, including investments accounted for using the equity method, over the fair value of the identifiable net assets acquired. Effective January 1, 2002, we adopted SFAS 142, “Goodwill and Other Intangible Assets” and, as required, we no longer amortize goodwill (including goodwill recorded on our equity method investments). Goodwill is reviewed annually (or more frequently under various conditions) for impairment using the fair value approach. Intangible assets that do not have indefinite lives are amortized over their useful lives and reviewed for impairment in conformity with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We have no indefinite-lived intangibles.

Prior to January 1, 2002, we generally amortized goodwill and other identifiable intangibles on a straight-line basis over their estimated useful lives, not exceeding five years. We assessed the impairment of other identifiable intangibles and goodwill related to our consolidated subsidiaries under SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. A determination of impairment (if any) was made based on estimates of future cash flows. In instances where goodwill was recorded for assets that were subjected to an impairment loss, the carrying amount of the goodwill was eliminated before any reduction was made to the carrying amounts of impaired long-lived assets and identifiable intangibles. On a quarterly basis, we assessed the impairment of enterprise level goodwill under Accounting Principles Board, or APB, Opinion No. 17, “Intangible Assets.” A determination of impairment (if any) was made based primarily on estimates of fair value.

Debt Issuance Costs

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

Stock-Based Compensation

We have historically accounted for stock-based employee compensation plans under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and followed the disclosure-only provisions of SFAS 123, “Accounting for Stock-Based Compensation.”

Under APB Opinion No. 25, compensation cost is measured at the intrinsic value, which is the difference between market price and exercise price, if any, on the measurement date. Under SFAS 123, compensation cost is calculated based on the fair value of the options granted. Fair value is determined using an acceptable option-pricing model based on certain management assumptions. Compensation expense is recognized over the performance period.

Executive Stock Option Plan

Stock options granted under the Plan vest over five years and have a maximum contractual life of ten years from the date of grant. The exercise price of the options granted under the Plan shall not be lower than the average of the closing price of our common stock on the PSE for 30 calendar days immediately preceding the date of grant.

The stock options granted under the Plan shall vest each year, beginning two years from the grant date at a per year rate of 25% of the options granted.

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

The Executive Stock Option Plan will terminate on December 10, 2009, unless PLDT’s Board of Directors terminates it earlier.

On December 10, 1999, PLDT granted approximately 1.3 million options to purchase PLDT’s common stock under the Executive Stock Option Plan. Stock option activity under the Plan for the years ended December 31, 2003 and 2002 is summarized below:

	Options Outstanding
	Number of Options	Weighted Average Exercise Price Per Share
Balances as of December 31, 2001	1,157,258	Php814
Options granted in 2002	144,428	814
Options cancelled in:
2002	(75,291)	814
2003	(326,277)	814
Balances as of December 31, 2003	900,118	Php814

All the above grants under the Executive Stock Option Plan were made to executives of PLDT.

The number of options exercisable at December 31, 2003 and 2002 was 681,358 shares and 613,102 shares, respectively.

In conformity with the provisions of SFAS 123, the fair value of each option is estimated using the Black-Scholes valuation model with the following assumptions for grants under the Executive Stock Option Plan during the year ended December 31, 1999: volatility of 71.3%, risk-free interest rate of 8.94% at the date of grant and an expected term of five years.

The weighted average per share fair value of common stock options granted in 2002 was Php582.59. The remaining weighted average contractual life was six years as of December 31, 2003.

During the years ended December 31, 2003, 2002, and 2001, there were no options exercised.

Employee Stock Purchase Plan

Beginning January 3, 2000 to March 31, 2000, we made our ninth offering under the PLDT Stock Purchase Plan, under which we made available up to 991,200 shares of common stock to all eligible employees as of January 3, 2000. The shares were offered at a discounted price of Php877.63 per share, which was 85% of the average market price of our common share on the PSE on January 3, 2000. The 36-month installment payment period began on April 30, 2000 and will end on April 15, 2003.

A certain amount for every share each employee elects to purchase will be deducted from the employee’s salary beginning with the first payroll on April 30, 2000 and ending with the last payroll period of April 15, 2003. No prepayment of the purchase price is allowed.

The maximum number of shares that may be issued and sold under the Plan is 5.6 million. There were no sales under the Plan for the years ended December 31, 2003, 2002 and 2001.

The estimated grant date fair value was calculated using the Black-Scholes valuation model. The following weighted average assumptions were included in the estimated grant date fair value calculations for rights to purchase stock under PLDT’s Employee Stock Purchase Plan: volatility of 34.5%, risk-free interest rate of 8.78% at the date of grant and an expected term of five years.

The weighted average estimated fair value, as defined by SFAS 123, at grant date of the rights to purchase stock under the Employee Stock Purchase Plan was Php371.93 per share.

Pro forma information regarding net income (loss) and earnings per share is required by SFAS 123. This information is required to be determined as if PLDT had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan) using the fair value method. Under SFAS 123, employee stock options are valued at the grant date using the Black-Scholes valuation model, and this compensation cost is recognized ratably over the vesting period. Had compensation expense for PLDT’s stock option plan and stock purchase plan been determined based on the fair value at the grant date of awards for years 2003, 2002 and 2001, consistent with the provision of SFAS 123, PLDT’s net income in 2003 would have decreased whereas 2002 and 2001 net loss would have increased the pro forma amounts indicated below:

	2003		2002		2001
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in millions of pesos, except per share amounts)
Net income (loss) attributable to common shareholders (Note 22)	7,997	8,251	(8,807)	(8,807)	(29,827)	(29,827)
Add: Total stock-based employee compensation expense included in income (loss)	14	14	15	15	15	15
Deduct: Total stock-based employee compensation expense determined under fair value based method	(51)	(51)	(127)	(127)	(208)	(208)
Pro forma net income (loss) attributable to common shareholders	7,960	8,214	(8,919)	(8,919)	(30,020)	(30,020)
Earnings per common share:
As reported	47.20	45.72	(52.08)	(52.08)	(176.85)	(176.85)
Pro forma	46.99	45.51	(52.75)	(52.75)	(177.99)	(177.99)

Advertising and Promotion Expenses

Advertising and promotions are expensed as incurred. Advertising and promotion expenses were Php2,982 million, Php1,940 million and Php1,939 million in 2003, 2002 and 2001, respectively.

Foreign Currency Transactions and Translations

For each entity in the group, transactions in foreign currencies are recorded in the functional currency of the entity by applying to the foreign currency amount the spot exchange rate prevailing at the transaction date. Foreign exchange gains or losses arising on the spot settlements or restatement of monetary items at rates different from those at which they were initially recorded during the period or presented in the previous consolidated financial statements are recorded in the consolidated statements of income in the period in which they arise.

Certain subsidiaries of our consolidated group have functional currencies different from our reporting currency. The assets and liabilities of such entities are translated to our reporting currency using exchange rates at the balance sheet date and the statement of income is translated using the weighted average rate for the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income.

Derivatives and Hedging Instruments

The PLDT Group adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended in 2001. SFAS 133 requires the PLDT Group to recognize all derivatives on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, and to the extent of the hedge’s effectiveness, changes in the fair value of derivatives are either offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The PLDT Group has elected not to designate its derivative instruments as hedges.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases and (b) carryforward benefits of net operating loss carryover, or NOLCO, and minimum corporate income tax, or MCIT. Deferred tax assets and liabilities are measured using the tax rate applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled, and the carryforward benefits of NOLCO and MCIT are expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

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

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options is anti-dilutive, basic and diluted EPS are stated the same.

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

Concentrations

The PLDT Group’s results of operations and financial performance and condition may be influenced by the general political situation in the Philippines. The Philippines experienced several coup d’état attempts against the government administration between 1986 and 1989, and July 2003. Political conditions in the Philippines were generally stable during the 1990’s. In the past three years, an increasing number of kidnapping, criminal and terrorist activities have occurred in Mindanao, principally led by the extremist “Abu Sayyaf” group, which reportedly has ties to the Al-Qaeda terrorist network. There were series of bombing incidents in key cities in Mindanao, including Davao City. The armed conflict between the Philippine military and the Moro Islamic Liberation Front also continues in Mindanao.

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

As of December 31, 2003, other than the concentration of our wireless services on prepaid subscribers, we do not have any significant concentration of business transacted with a particular supplier, lender or former affiliate that could, if suddenly adversely impacted, severely impact our operations. We also do not have a concentration of available sources or other rights that could, if suddenly eliminated, severely impact our operations. We invest our cash and cash equivalents with many high-quality financial institutions.

Impact of Recently Issued Accounting Pronouncements

In June 2002, the Financial Accounting Standard Board, or FASB, issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force, or EITF, Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 supersedes EITF Issue No. 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring should not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No., or FIN, 46, “Consolidation of Variable Interest Entities.” The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. FIN 46 requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for variable interest entities that are consolidated as well as those within which an enterprise holds a significant variable interest. For variable interests in entities commonly referred to as “special purpose entities”, implementation of this statement is required by January 1, 2004. And for all other variable interest entities, implementation is required by December 31, 2004.

In April 2003, the FASB issued SFAS 149, Amendment of SFAS 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

In May 2003, the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes standards on how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. The Statement requires that the Company classify as liabilities the fair value of all mandatorily redeemable financial instruments that had previously been recorded as equity or elsewhere in the consolidated financial statements. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective for all existing financial instruments, except for minority interests in limited-life entities, beginning of the first interim period beginning after June 15, 2003. Certain provisions of this Statement relating to noncontrolling interests in limited-life subsidiaries were deferred indefinitely. We continue to monitor the deferral status of SFAS 150.

The adoption of FIN 46, SFAS 146, SFAS 149 and SFAS 150 did not have a material impact on PLDT Group’s consolidated financial statements.

In May 2003, EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” was finalized. EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In December 2003, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition,” which codifies and rescinds certain sections of SAB No. 101, “Revenue Recognition”, in order to make this interpretive guidance consistent with EITF No. 00-21. We are currently in the process of evaluating any effect the adoption of EITF No. 00-21 will have on our consolidated financial statements.

In December 2003, the FASB revised SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” It requires additional disclosures to those in the original SFAS 132 about the plan assets, benefit obligations, cash flows and net periodic benefit cost of defined benefit plans and other postretirement benefit plans. The new disclosures are generally effective for 2003 calendar yearend financial statements of public companies, with a delayed effective date for certain disclosures and for foreign plans. The requirements of this Statement are included in Note 19 – Employees’ Benefit Plans.

4.         Cash and Cash Equivalents

This account consists of:

	2003	2002
	(in millions of pesos)
Cash on hand and in banks	2,736	2,982
Temporary investments	16,636	7,992
	19,372	10,974

Cash in banks earns interest at the prevailing bank deposit rates. Temporary investments are made for varying periods of up to one month depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates.

5.         Accounts Receivable

This account consists of receivables from:

	2003	2002
	(in millions of pesos)
Customers and carriers	30,106	25,805
Others	3,174	2,262
	33,280	28,067
Less allowance for doubtful accounts	14,214	10,750
	19,066	17,317

Movements in the allowance for doubtful accounts during the years are as follows:

	2003	2002	2001
	(in millions of pesos)
Balance at beginning of year	10,750	7,697	6,386
Provision for the year	4,092	4,160	3,221
Write-offs	(628)	(1,107)	(1,910)
Balance at end of year	14,214	10,750	7,697

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

Unbilled receivables of Php974 million and Php848 million in 2003 and 2002, respectively, represent recognized revenue for services rendered to fixed line and wireless subscribers that have not been billed at the balance sheet dates. The unbilled amounts are billed upon completion of the corresponding subscribers’ billing cycles.

On June 30, 1999, PLDT entered into a Master Receivables Purchase and Sale Agreement, or MRPSA, with a foreign financial institution, or the Purchaser, under which PLDT sold to the Purchaser eligible receivables from certain foreign carriers in several discrete sales. Under this agreement, PLDT services, administers and collects the receivables on behalf of the Purchaser, and transfers all of its rights and risks of ownership to the Purchaser upon sale. This facility was terminated on June 27, 2002.

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

In 2003 and 2002, sale of receivables under the RPD amounted to US$11 million (Php608 million), with resulting losses of US$1.5 million (Php84 million) and US$3 million (Php165 million), with resulting losses of US$0.5 million (Php25 million), respectively. There was no sale of receivables under the MRPSA in 2002. In 2001, sale of receivables under the MRPSA amounted to US$59 million (Php3,029 million), with resulting losses of US$2 million (Php103 million).

6.         Inventories and Supplies

This account consists of:

	2003	2002
	(in millions of pesos)
Spare parts and supplies	1,318	2,281
Terminal and cellular phone units	1,601	2,383
Others	486	456
	3,405	5,120
Less allowance for inventory obsolescence	729	614
	2,676	4,506

Movements in the allowance for inventory obsolescence during the years are as follows:

	2003	2002	2001
	(in millions of pesos)
Balance at beginning of year	614	286	590
Provision for the year	254	476	211
Write-offs	(139)	(148)	(515)
Balance at end of year	729	614	286

As of December 31, 2003 and 2002, spare parts and supplies issued to various projects, included as part of property under construction shown under Note 7 – Property, Plant and Equipment, amounted to Php3,018 million and Php6,270 million, respectively.

7.         Property, Plant and Equipment

This account consists of:

	2003	2002
	(in millions of pesos)
Cable and wire facilities	91,898	88,378
Central office equipment	67,778	65,708
Cellular facilities	52,026	44,381
Vehicles, furniture and other work equipment	22,815	19,770
Buildings	18,611	17,500
Communications satellite	13,108	16,185
Information origination/termination equipment	3,331	3,254
Land and land improvements	2,801	2,835
	272,368	258,011
Less accumulated depreciation	94,997	80,433
	177,371	177,578
Property under construction	12,846	17,086
	190,217	194,664

Interest capitalized for the years ended December 31, 2003, 2002 and 2001 amounted to Php887 million, Php1,343 million and Php2,404 million, respectively.

Certain property, plant and equipment include the following amounts for capitalized leases as of December 31, 2003 and 2002:

	December 31, 2003			December 31, 2002
	Central office equipment	Vehicles, furniture and other work equipment	Total	Central office equipment	Vehicles, furniture and other work equipment	Total
	(in millions of pesos)
Cost	354	574	928	354	289	643
Less accumulated depreciation	244	153	397	221	66	287
	110	421	531	133	223	356

The future minimum payments for capitalized leases were as follows as of December 31, 2003:

Year	(in millions of pesos)
2004	413
2005	352
2006	288
2007	685
Total minimum lease payments	1,738
Less amount representing interest	714
Present value of net minimum lease payments	1,024
Less current maturities	295
Long-term lease obligations	729

Assets impaired in 2003 and 2002 consist of assets of the wireless segment. When impairment charges are recognized, a new cost basis for the assets is established.

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

Also, Smart carried out an impairment review on its analog assets in 2001 as a result of declining subscriber numbers, decreasing average revenue per user and the general migration of analog subscribers to Smart’s GSM service. This resulted in an asset impairment charge of Php2,281 million in June 2001 and Php1,502 million in December 2001 based on the estimated discounted future cash flows from continued use and eventual disposition of these assets. The net book value at December 31, 2001 was Php189 million.

As discussed further in Note 8 – Investments, ACeS Philippines has experienced less than expected consumer demand for its services. Accordingly, we recognized an impairment loss on the assets of ACeS Philippines, primarily the ground station and related facilities, of Php673 million during 2001. The remaining cost basis of these assets was nil as of December 31, 2002.

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

In 2003, ePLDT and certain of its subsidiaries recognized impairment losses amounting to Php362 million representing the write-down of certain computer equipment and peripherals following the abandonment of a reloadable chip-based cash card project, and certain software and computer equipment following a change in software platforms and applications. The recoverable amounts were based on value in use and were determined at the cash-generating unit level. In determining value in use for the cash-generating unit, the cash flows were discounted at a nominal rate of 11% on a pre-tax basis.

In 2003, Smart changed the estimated useful life of certain network assets owing to continuing network expansion and upgrade.

Below is the pro forma financial information assuming no changes in accounting estimates were made during 2003:

(in millions of pesos, except per share amounts)
Net income
As reported	11,045
Pro forma	12,346
Earnings per common share – basic
As reported	47.20
Pro forma	54.88
Earnings per common share – diluted
As reported	45.72
Pro forma	52.92

Under the terms of certain loan agreements, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

8.         Investments

This account consists of:

	2003	2002
	(in millions of pesos)
Investments in shares of stock:
Acquisition cost:
Common	2,648	2,640
Preferred	748	819
	3,396	3,459
Less accumulated equity in net losses of investees	1,830	1,800
Carrying value	1,566	1,659
Investment in debt securities:
Acquisition cost	–	2,150
Less accumulated impairment losses	–	2,052
Net	–	98
Total	1,566	1,757

Investments in shares of stock:
At equity:
Mabuhay Space Holdings Limited, or MSHL	764	808
Others	54	32
	818	840
At cost:
Stradcom International Holdings, Inc.	629	616
Others	119	203
	748	819
	1,566	1,659

Investment of ACeS Philippines in AIL

As of December 31, 2003, ACeS Philippines has a 20% investment in ACeS International Limited, or AIL, a company incorporated under the laws of the island of Bermuda. AIL owns the Garuda I satellite and the related system control equipment in Batam, Indonesia.

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

As of December 2001, AIL had incurred recurring significant losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Provider’s, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers have been significantly lower than budgeted. These factors raise substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized an impairment provision in respect of our investment in AIL and ground station equipment of ACeS Philippines in relation to the business of AIL in 2001 of Php673 million.

In 2001, total impairment charges relating to AIL amounted to Php3,314 million due to an other than temporary decline in the carrying value of our investment in AIL. Other comprehensive income related to foreign currency translation of AIL of Php1,801 million, will be recorded to operations upon disposal of investment.

Investment of Mabuhay Satellite in MSHL

On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. Under the terms of the Joint Venture Agreement, or JVA, SS/L is required to convey title to the Additional Payload to MSHL in consideration for SS/L’s 35% equity interest in MSHL and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its alleged unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a settlement agreement whereby Mabuhay Satellite will lease two (2) transponders under a transponder agreement on a full-time basis to SS/L and offset the lease charges from Loral Skynet Network Services, Inc. (formerly Loral Cyberstar, Inc., an affiliate of SS/L), among others, for a full and final settlement of the arbitration decision. The settlement agreement provides that notwithstanding any provision therein to the contrary, the settlement agreement, and the transponder agreement may terminate upon failure by Mabuhay Satellite, within nine months from the execution of the settlement agreement or such other period as the parties may agree upon, to secure the consent of the Philippine creditors of Mabuhay Satellite pursuant to the Omnibus Credit and Security Agreement (Omnibus Agreement) dated December 14, 1995, as amended, between Mabuhay Satellite and such creditors. Under the Omnibus Agreement, approval of creditors holding at least 51% of the outstanding principal amount of the loan obligations of Mabuhay Satellite is required for purposes of transfer or disposition of any collateral under the Omnibus Agreement. As of December 31, 2003, the consent of the said creditors has not been obtained, hence, the transaction, which would have resulted in a net gain of Php139 million, was not recognized by Mabuhay Satellite. On March 18, 2004, the majority of the creditors has given their consent to the settlement agreement.

Investment of ePLDT in Stradcom International Holdings, Inc.

On May 8, 2001, ePLDT subscribed for 172.8 million shares of Convertible Preferred Stock through a subscription agreement entered into with Stradcom International Holdings, Inc., or Stradcom. Stradcom is a holding company, which owns 100% of Stradcom Corporation. These equity securities do not have a readily determinable fair values.

Stradcom Corporation has a ten-year Build, Own and Operate project with the Land Transportation Office for computerized issuance of drivers’ licenses and motor vehicle registrations.

Investmens in Debt Securities

Home Cable/Unilink

PLDT’s total investment in convertible notes of Unilink Communications Corporation, or Unilink, amounted to Php2,052 million. These notes are convertible into common stock of Unilink or exchangeable into shares of common stock of Home Cable at the option of the holder, if and when the law limiting the ownership of cable television systems to Philippine citizens or corporations, which are 100% owned by Philippine citizens, is changed. Unilink is a Philippine corporation owning all the outstanding common stocks of Philippine Home Cable Holdings, Inc., or Home Cable, which is also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan to Home Cable. On December 6, 2001, Home Cable defaulted on the principal and interest payments in respect of certain of its loan obligations. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan repayment. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s shares in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. Home Cable is currently engaged in negotiations with the lenders to restructure its debt.

On the basis of Home Cable’s default on certain of its loan obligations, the uncertainty surrounding the negotiations with its creditors and equity holders, and its financial condition of Home Cable, we provided for a full permanent decline in value of our investment totaling to Php2,052 million in 2001.

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

Summarized Financial Information of Equity Investees

The following table presents summarized financial information in conformity with U.S. GAAP for equity investees for which we have significant influence as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

	2003	2002
	(in millions of pesos)
Current assets	754	750
Noncurrent assets	1,672	1,808
Current liabilities	1,082	589
Noncurrent liabilities	12,583	12,282
Total stockholders’ equity (capital deficiency)	(11,239)	(10,313)

	2003	2002	2001
	(in millions of pesos)
Revenues	1,182	953	347
Revenues less cost of revenues	600	269	(15)
Operating expenses	758	23,163	3,091
Net loss	(926)	(20,214)	(4,698)

9.         Information with Respect to Piltel

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

Piltel continues to be treated as a consolidated subsidiary because PLDT has the ability to control Piltel by acquiring a majority ownership interest, in excess of 90%, of Piltel’s common stock through the conversion of Piltel’s preferred shares into common shares. PLDT has no restrictions or costs to exercise the conversion feature. In addition, pursuant to Piltel debt restructuring agreements, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flows from Piltel’s operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel subsequent to the US$150 million Letter of Support. The undrawn balance under the Letter of Support was US$50 million (approximately Php2,793 million) as of December 31, 2003, after taking into account PLDT’s investments in Piltel as of and subsequent to March 23, 2000. The continued operations of Piltel as a going concern is dependent upon amounts available to it under the Letter of Support and its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provision of the restructuring agreements as discussed in Note 14 – Long-term Debt. As of December 31, 2003, Piltel had total assets of Php5,957 million and capital deficiency of Php31,501 million.

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

In the accompanying U.S. GAAP consolidated financial statements, PLDT’s stockholders’ equity of Php24,745 million includes Piltel’s capital deficiency of Php31,501 million as of December 31, 2003 notwithstanding that under Piltel debt restructuring agreements, the amount of financial support that PLDT can still provide to Piltel was limited to US$50 million as of December 31, 2003.

Condensed consolidated balance sheets as of December 31, 2003 and 2002 and consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 of Piltel included in the consolidated financial statements are as follows:

December 31,
2003	2002
(in millions of pesos)
Consolidated Balance Sheets
Current assets	3,034	1,017
Noncurrent assets	2,923	4,677
5,957	5,694

Current liabilities	4,654	4,920
Long-term debt	23,397	21,673
Deferred credits and other noncurrent liabilities	9,407	8,470
Capital deficiency	(31,501)	(29,369)
5,957	5,694

Years Ended December 31,
2003	2002	2001
(in millions of pesos)
Consolidated Statements of Operations
Operating revenues	5,639	2,035	2,893
Operating expenses	(5,281)	(15,974)	(20,280)
Other expenses	(1,401)	(1,574)	(3,003)
Income tax	(79)	–	–
Net loss	(1,122)	(15,513)	(20,390)

10.     Goodwill and Other Intangible Assets

This account consists of:

	2003	2002
	(in millions of pesos)
Goodwill	23,800	23,628
Customers list	2,705	2,705
	26,505	26,333
Less accumulated amortization	11,041	10,275
	15,464	16,058

Movements in goodwill per reportable segments are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Total
	(in millions of pesos)
Balances as of January 1, 2001	19,233	495	184	19,912
Addition during the year	–	–	–	–
Amortization during the year	(4,464)	(69)	(87)	(4,620)
Balances as of December 31, 2001	14,769	426	97	15,292
Addition during the year	–	–	–	–
Amortization during the year	–	–	–	–
Balances as of December 31, 2002	14,769	426	97	15,292
Addition during the year	172			172
Amortization during the year	–	–	–	–
Balances as of December 31, 2003	14,941	426	97	15,464

Movements in accumulated amortization of goodwill and other intangible assets during the year are as follows (there were no amortization of goodwill in 2003 and 2002):

	2003	2002	2001
	(in millions of pesos)
Balance at beginning of year	10,275	9,509	4,451
Amortizations	766	766	6,177
Write-offs	–	–	(1,119)
Balance at end of year	11,041	10,275	9,509

The customers list was fully amortized as of December 31, 2003.

We adopted SFAS 142 “Goodwill and Other Intangible Assets” on January 1, 2002. Goodwill amortization expense and net loss attributable to common shareholders for the years ended December 31, 2003, 2002 and 2001 follow (we recognized no extraordinary items in those years):

	2003	2002	2001
	(in millions of pesos)
Goodwill amortization	–	–	4,620
Income (loss) attributable to common shareholders (Note 22):
Basic	7,997	(8,807)	(29,827)
Diluted	8,251	(8,807)	(29,827)

In conformity with SFAS 142, we have disclosed below the pro forma impact of non-amortization of goodwill for 2001, as if goodwill was not amortized during that period:

	2003		2002		2001
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in millions of pesos, except per share amounts)

Income (loss) attributable to common shareholders (Note 22)	7,997	8,251	(8,807)	(8,807)	(29,827)	(29,827)
Add back goodwill amortization	–	–	–	–	4,620	4,620
Adjusted income (loss) attributable to common shareholders	7,997	8,251	(8,807)	(8,807)	(25,207)	(25,207)
Earnings per common share	47.20	45.72	(52.08)	(52.08)	(176.85)	(176.85)
Add back goodwill amortization	–	–	–	–	27.39	27.39
Adjusted earnings per common share	47.20	45.72	(52.08)	(52.08)	(149.46)	(149.46)

Our goodwill is almost entirely related to the wireless business segment due to our acquisition of Smart. We completed our transitional and annual evaluation of the goodwill value in conformity with SFAS 142 and consistent with our increase in wireless subscribers and revenues, there is no impairment in the goodwill value.

Smart carried out an impairment review of its analog assets in 2001 as a result of declining subscriber numbers, decreasing average revenue per user and the general migration of analog subscribers to Smart’s GSM services. In 2001, Smart wrote-off the unamortized intangible assets (customer list) amounting to Php2,077 million relating to analog subscribers.

In October 2003, Smart acquired a majority 80%-interest in Wolfpac Mobile, Inc., or Wolfpac for a total consideration of Php180 million. Prior to the acquisition, Wolfpac (then known as “Wolfpac Communications, Inc.”) was one of Smart’s leading content providers and the only Philippine content provider to have been nominated twice at the annual GSM Congress for their successes in application development. The acquisition provides Smart with the opportunity to have a direct link to the content development community, a key differentiator in cellular service. Wolfpac has been included in the 2003 consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php172 million. Since the acquisition was consummated towards the end of the year, Smart is in the process of determining valuations of certain intangible assets. Thus, the allocation of the purchase price is subject to refinement.

11.     Other Noncurrent Assets

This account consists of:

	2003	2002
	(in millions of pesos)
Debt issuance costs – net of accumulated amortization	2,023	2,494
Refundable deposits	430	459
Others	3,468	2,492
	5,921	5,445

12.     Accrued Expenses and Other Current Liabilities

This account consists of:

	2003	2002
	(in millions of pesos)
Accrued utilities and general expenses	3,452	3,120
Accrued taxes and other expenses	3,194	2,626
Accrual for payment for unused sick leave and other employee benefits	2,628	1,448
Accrued interest on various loans	2,377	2,542
Accrued satellite air time cost and provision (Notes 18 and 23)	1,992	–
Unearned revenues	1,064	1,118
Others	1,339	2,222
	16,046	13,076

Over the past years, PLDT has been implementing a manpower rightsizing program, or MRP, in line with its continuing effort to reduce the cost base of the fixed line business. The MRP cost charged to compensation and benefits for the years ended December 31, 2003, 2002 and 2001 amounted to Php1,885 million, Php324 million and Php279 million, representing 1,862, 374 and 661 employees affected by the program, respectively.

The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP was implemented under the New Labor Code and is in compliance with all other relevant labor laws and regulations.

Movements in the accrued MRP cost accounts during the years are as follows:

	2003	2002	2001
	(in millions of pesos)
Balance at beginning of year	87	–	23
Cost for the year	1,904	324	279
Payments	(1,975)	(237)	(302)
Balance at end of year	16	87	–

13.     Notes Payable

This account consists of Philippine peso and U.S. dollar-denominated short-term bank loans and trust receipts at weighted average interest rates, or WAIR, of 10.030% and 7.250% at December 31, 2003 and 2002, respectively, for Philippine peso borrowings, and 2.606% and 3.238% at December 31, 2003 and 2002, respectively, for U.S. dollar borrowings.

On April 28, 2003 and May 14, 2003, PLDT issued, at a discount, Php1,600 million and Php400 million One-Year Peso Notes, respectively, under its Php2,000 million Peso Notes program registered with the Philippine Securities and Exchange Commission, or Philippine SEC. Net proceeds of the issue totaled Php1,803 million. The Php1,600 million One-Year Peso Note matured on April 22, 2004 and the Php400 million One-Year Peso Note matured on May 11, 2004.

14.     Long-term Debt

This account consists of outstanding long-term debt of the following:

	2003	2002
	(in millions of pesos)
PLDT	135,403	140,387
Piltel	23,433	22,082
Smart	20,586	22,891
Mabuhay Satellite	4,722	5,356
ePLDT	105	150
Maratel	26	42
	184,275	190,908
Less current portion	23,816	19,625
	160,459	171,283

The scheduled maturities of outstanding long-term debt as of December 31, 2003 are as follows:

Year	(in millions of pesos)
2004	23,816
2005	30,172
2006	28,762
2007	29,059
2008	5,733
2009 and onwards	66,733

PLDT

PLDT’s aggregate outstanding indebtedness is broken down as follows:

Description	2003		2002
	(in millions)
U.S. Dollars
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau	US$398	Php22,099	US$437	Php23,265
Japan Bank for International Cooperation/ Co-financing Banks	65	3,644	87	4,657
Others	136	7,569	161	8,575
	599	33,312	685	36,497
Fixed Rate Notes	1,414	78,581	1,487	79,160
Term Loans	167	9,290	172	9,166
	US$2,180	121,183	US$2,344	124,823
Japanese Yen
Term Loans	JP¥10,914	5,668	JP¥15,641	7,019
JBIC OIL	9,760	5,068	9,760	4,379
	JP¥20,674	10,736	JP¥25,401	11,398
Philippine Pesos
Peso Fixed Rate Corporate Notes		2,180		2,540
Term Loans		1,304		1,626
		3,484		4,166
		135,403		140,387
Less current portion		15,850		11,962
		Php119,553		Php128,425

The effective average interest rates applicable to the above indebtedness are as follows:

	2003	2002
Dollar-denominated loans	8.1%	8.3%
Yen-denominated loans	2.2%	1.2%
Peso-denominated loans	13.7%	13.8%

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT’s indebtedness.

Kreditanstalt für Wiederaufbau, or KfW, a German state-owned development bank, is our largest single creditor. As of December 31, 2003, PLDT owed US$398 million aggregate principal amount of debt to KfW, as follows:

•  US$298 million provided under various export credit agency-backed facilities, of which
US$221 million was in connection with our expansion and service improvement programs and US$77 million in connection with the US$149 million refinancing facility discussed below; and

•  US$100 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$22 million was in connection with the US$149 million refinancing facility discussed below.

On January 25, 2002, PLDT signed two loan agreements with KfW that provided PLDT with a US$149 million facility to refinance in part the repayment installments under PLDT’s existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$99 million (Php5,520 million) under this facility as of December 31, 2003.

After giving effect to the refinancing facility, US$38 million of our KfW loans matures in 2004, US$82 million matures in 2005, US$57 million matures in 2006, US$78 million matures in 2007, US$58 million matures in 2008 and US$85 million matures in 2009 and onwards. Principal amortization on these loans is generally payable in equal semi-annual installments.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, or JBIC, (formerly known as the Export-Import Bank of Japan), the Export-Import Bank of the United States, and respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, Singapore and the United Kingdom, in the aggregate outstanding principal amount of US$201 million as of December 31, 2003. Of the amounts outstanding under these loans, US$63 million matures in 2004, US$52 million matures in 2005, US$42 million matures in 2006, US$32 million matures in 2007, US$8 million matures in 2008 and US$4 million matures in 2009 and onwards.

Fixed Rate Notes

PLDT has eight series of non-amortizing fixed rate notes outstanding as of December 31, 2003, as follows:

Principal Amount	Issue Date	Interest Rate	Maturity

US$77,002,000	June 2, 1994	10.625%	June 2, 2004
US$138,210,000	July 31, 1995	9.875%	August 1, 2005
US$175,000,000	June 28, 1996	9.250%	June 30, 2006
US$200,000,000	March 6, 1997	7.850%	March 6, 2007
US$100,000,000	May 2, 2002	10.625%	May 15, 2007
US$175,000,000	April 13, 1999	10.500%	April 15, 2009
US$250,000,000	May 2, 2002	11.375%	May 15, 2012
US$300,000,000	March 6, 1997	8.350%	March 6, 2017

On May 2, 2002, PLDT issued 10.625% Notes due 2007 in the aggregate principal amount of US$100 million and 11.375% Notes due 2012 in the aggregate principal amount of US$250 million. The net proceeds from the issuance of the notes were used to effect the repurchase of (1) US$63 million in principal amount of our 8.5% Notes due 2003 and US$117 million in principal amount of our 10.625% Notes due 2004 validly tendered by holders in our tender offer and (2) US$10 million in principal amount of our 10.625% Notes due 2004 and US$12 million in principal amount of our 9.875% Notes due 2005 from the open market, and to prepay or repay various loans in the aggregate amount of US$125 million, of which US$53 million (JP¥6,260 million) pertained to the Japanese yen term loan which matured on June 18, 2003 and US$52 million in connection with the US$150 million term loan which matured on December 22, 2003.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart’s local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before interest, income tax, depreciation and amortization, or EBITDA, ratio that PLDT on a non-consolidated basis and calculated on the basis of Philippine GAAP is permitted to maintain during the terms of the respective loans. Approximately US$108 million of these loans was outstanding as of December 31, 2003. The FMO loan will mature on September 1, 2007, and the EKN and ECGD loans on December 31, 2007.

US$150 Million Term Loan

In connection with PLDT’s fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch. This loan matured on December 22, 2003 and the principal balance of US$52 million then outstanding was partly refinanced by Tranche B of US$145 million multicurrency refinancing facility in the amount of JP¥3,191 million and US$19 million.

JP¥19,807 Million Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks. This loan matured on June 18, 2003 and the principal balance of JP¥12,359 million then outstanding was partly refinanced by Tranche A of US$145 million multicurrency refinancing facility in the amount of JP¥7,723 million and US$34 million.

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under the JBIC’s Overseas Investment Loan (OIL) program. The loan, which was drawn on July 31, 2002, will be amortized semi-annually beginning March 21, 2005 and will mature on March 21, 2008.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility was split into two tranches. Tranche A was drawn on June 18, 2003 in the amount of JP¥7,723 million and US$34 million to refinance a portion of the outstanding principal balance of the Japanese yen syndicated term loan which matured on the same date. Tranche B was drawn on December 22, 2003 in the amount of JP¥3,191 million and US$19 million to refinance a portion of US$52 million principal amount outstanding under the U.S. dollar term loan which matured on the same date. The new syndicated facility will be amortized semi-annually beginning June 2004 and will mature in December 2006.

US$12 Million Term Loan Facility

On May 29, 2003, PLDT obtained a US$12 million term loan facility from DEG-Deutsche Investitions und Entwicklungsgesellschaft mbH. As of December 31, 2003, this loan has an outstanding balance of US$4 million. This loan will mature in December 2009 and is payable in semi-annual installments starting June 15, 2004.

JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan, or NEXI. As of December 31, 2003, we have not made any drawdowns under this facility. An initial drawdown of JP¥960 million was made on April 5, 2004.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million, of which about Php1,284 million was outstanding as of December 31, 2003. The loan, which is funded under the JBIC Facility for Private Sector Development of the Development Bank of the Philippines, will mature on October 26, 2005, and since April 2002, is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1–7	3.500%
Payments 8–11	8.875%
Payments 12–15	10.000%

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million will mature on November 9, 2004, and Php770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which
Php360 million matured on June 9, 2003, Php100 million will mature on June 9, 2005, and Php810 million on June 9, 2010.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

•         interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings or losses of investees, of not less than 180% or 200%;

•         total debt to EBITDA on a non-consolidated basis of not more than 5.5:1 on December 31, 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

•         long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis, ranging from not more than 1.1:1 to not more than 3.0:1;

•         current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

•         debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

•         debt to free cash flow ratio on a non-consolidated basis of not more than 5.5:1 from September 30, 2003 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 onwards.

In addition, some of PLDT’s debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis calculated in conformity with the accounting principles generally accepted in the Philippines. These include:

•         long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

•         total debt to EBITDA of not more than 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter;

•         current ratio ranging from not less than 0.75:1 to 0.9:1; and

•         interest coverage ratio of not less than 200%.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value, as part of NTC’s financial reporting requirements, based on the December 29, 1997 exchange rate of Php40.116 to US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of December 31, 2003 and 2002, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php38,441 million and Php44,984 million, respectively.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 96% of PLDT’s total debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. As of December 31, 2003, the peso depreciated by 4% to Php55.586 to US$1.00, from Php53.254 to US$1.00 as of December 31, 2002. The peso has been subjected to significant fluctuations. In 2003, the peso depreciated to Php55.075 to US$1.00 on March 12, 2003 then recovered to a high of Php52.021 to US$1.00 on May 8, 2003 only to depreciate again to a low of Php55.767 to US$1.00 on November 27, 2003.

PLDT’s ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of its fixed line business. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios have become more restrictive at the end of the second and fourth quarters of 2003 and the first quarter of 2004 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT’s loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) our after-tax net income for the 12 months immediately preceding the calculation date after: (a) adding back interest charges, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees but excluding provision for doubtful accounts) and provision for income taxes, and (b) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT’s indebtedness outstanding on such calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under these agreements for the 12 months period ended December 31, 2003 was 300% as against the required threshold of not less than 180%.

Under PLDT’s loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation, amortization and non-cash charges (including equity share in net earnings or losses of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (a) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (b) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date. Our interest coverage ratio calculated on the basis of Philippine GAAP under these agreements for the 12 months period ended December 31, 2003 was 388% as against the required threshold of not less than 200%.

Non-consolidated total debt to EBITDA is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s total indebtedness (not including amounts payable by PLDT to Piltel under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs. As of December 31, 2003, our non-consolidated total debt to EBITDA calculated on the basis of Philippine GAAP was 4.68:1 as against the required threshold of not more than 5.5:1.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (y) the sum of the aggregate par value of all of PLDT’s outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT’s retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT’s telephone plant approved by the NTC. As of December 31, 2003, our non-consolidated long-term indebtedness to appraised value of equity/tangible net worth calculated on the basis of Philippine GAAP was 0.88:1 as against the most restrictive threshold of not more than 1.10:1.

Non-consolidated current ratio is the ratio calculated on the basis of Philippine GAAP of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date. As of December 31, 2003, our non-consolidated current ratio calculated on the basis of Philippine GAAP was 1.28:1 as against the most restrictive threshold of not less than 1.20:1.

Debt service coverage ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s Subscriber Investment Plan, or SIP and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date plus (3) PLDT’s closing cash balance as of the last day of the calculation period to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date. Our debt service coverage ratio for the 12 months period ended December 31, 2003 calculated on the basis of Philippine GAAP was 1.15:1 as against the required threshold of not less than 1.10:1.

Debt to free cash flow ratio is the ratio calculated on the basis of Philippine GAAP of (x) PLDT’s debt less PLDT’s closing cash balance of the last day of the calculation period to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s SIP and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date. Our debt to free cash flow ratio for the 12 months period ended December 31, 2003 calculated on the basis of Philippine GAAP was 4.95:1 as against the required threshold of not more than 5.5:1.

Our consolidated long-term debt to appraised value of equity/tangible net worth, consolidated total debt to EBITDA, consolidated interest coverage and consolidated current ratios during the year 2003, each to be calculated pursuant to Philippine GAAP, remained within the limits stipulated in the various loan agreements, including the most restrictive current ratio threshold of not less than 0.9:1.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (1) incurring additional indebtedness; (2) prepaying other debt; (3) making investments;
(4) extending loans; (5) extending guarantees or assuming the obligations of other persons; (6) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;
(7) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (8) entering into management contracts providing for the management of its business or operations by a third party; (9) creating any lien or security interest; (10) permitting set-off against amounts owed to PLDT; (11) merging or consolidating with any other company; (12) entering into transactions with shareholders and affiliates; and (13) entering into sale and leaseback transactions.

Under the indenture of PLDT’s 10.625% Notes due 2007 and 11.375% Notes due 2012, PLDT is required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT’s ability to (a) incur debt unless its ratio of debt to EBITDA calculated on the basis of Philippine GAAP (calculated on a non-consolidated basis based on definitions provided in the same indenture, except under certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5:1 on or prior to December 31, 2003, 5.0:1 from January 1, 2004 to December 31, 2004 and 4.5:1 thereafter and
(b) pay dividends, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain exceptions, these covenants also restrict our ability to sell assets and to use the proceeds of these asset sales. Our consolidated leverage ratio at December 31, 2003 calculated on the basis of Philippine GAAP was 5.4:1 as against the required threshold of not more than 5.5:1. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on common stock until after December 31, 2004. In addition, under the terms of PLDT’s US$145 million multicurrency term facility agreement and JP¥5,615 million syndicated term loan facility, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0:1. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2:1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency at such time maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

Under the terms of PLDT’s JPY9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT’s stock that would result in NTT Communications holding less than 14.95% of PLDT’s voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (a) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT, or (b) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart’s GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of both PLDT’s US$145 million multicurrency term facility agreement and JPY5,615 million syndicated term loan facility, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change in control offer. A change in control is deemed to occur when (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights fall below 35% of such capital stock, (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under its debt instruments. These default provisions include:

•         cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

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

•         the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

•         other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Piltel

Piltel’s long-term debt consists of:

	2003		2002
	(in millions)
Restructured debt
Philippine Pesos
10-year Tranche B		Php2,166		Php2,166
15-year Tranche C		2,166		2,166
15-year Term Notes Facility		293		293
		4,625		4,625
U.S. Dollars
10-year Tranche B	US$35	1,932	US$33	1,769
15-year Tranche C	35	1,932	33	1,769
15-year Conversion Notes Facility	122	6,769	121	6,448
	US$192	10,633	US$187	9,986
Japanese Yen
10-year Tranche B	JPY7,822	4,062	JPY7,822	3,510
15-year Tranche C	7,822	4,062	7,822	3,510
	JPY15,644	8,124	JPY15,644	7,020
Total		23,382		21,631

Unrestructured debt
U.S. Dollars
Convertible Bonds	US$1	51	US$2	120
Banks	–	–	6	331
Total	US$1	51	US$8	451
		23,433		22,082
Less current portion		74		446
		Php23,359		Php21,636

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, or the aggregate financial debt of Piltel, representing approximately 98% of its total liabilities as of that date. As of December 31, 2003, approximately 99.8% of Piltel’s debt have been restructured except for convertible bonds with a principal value of US$0.9 million. Under the terms of the debt restructuring, 50% of Piltel’s debt was cancelled in exchange for Piltel convertible preferred shares, which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See Note 16 – Preferred Stock Subject to Mandatory Redemption for the terms of the PLDT convertible preferred share.

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

As of December 31, 2003, Piltel is currently not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders).

Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness do not create a cross-default provision under Piltel’s restructured indebtedness or any indebtedness of PLDT. See Note 28 – Other Matters for Smart’s invitations to the creditors of Piltel to offer to sell their indebtedness to Smart.

If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit itself to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of Piltel’s creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. It cannot be assured that a rehabilitation plan which incorporates the financial terms of the debt restructuring would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, it cannot be assured that Piltel would prove to be viable thereafter and that it will be able to meet obligations, including its obligations owed to PLDT or its affiliates.

Smart

Smart’s long-term debt consists of:

	2003		2002
	(in millions)
U.S. Dollars	US$361	Php20,053	US$408	Php21,724
Philippine Pesos		533		1,167
		20,586		22,891
Less current portion		7,104		6,173
		Php13,482		Php16,718

Smart’s bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

US$224 Million Term Loan Facilities

The loan facilities for Phases 1 to 4 of the GSM network expansion, under which US$106 million was outstanding as of December 31, 2003, are repayable in ten equal semi-annual installments with final repayments due in October 2005 and April 2006.

US$195 Million Term Loan Facility

On June 8, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million loans. The US$195 million loans, of which US$121 million was outstanding as of December 31, 2003, are payable over five to six years, with final repayments due in September 2006, March 2007 and June 2007.

Php1 Billion Term Loan Facility

On June 14, 2001, Smart signed its GSM Phase 5A financing of Php1,000 million term loan. The Php1,000 million facility, of which Php533 million was outstanding as of December 31, 2003, is payable quarterly with final repayment in December 2005.

US$6 Million Term Loan Facility

On September 25, 2001, Smart obtained a US$6 million term loan facility from Electro Banque S.A., which was later assigned to Alcatel SVF 1999A-Trust fee effective December 3, 2002. The loan facility, of which US$3 million was outstanding as of December 31, 2003, is payable semi-annually, with final repayment due in May 2005.

US$11 Million Term Loan Facility

On October 26, 2001, Smart obtained a US$11 million term loan facility from Credit Lyonnais S.A., of which the undrawn balance of US$4 million was cancelled upon expiry of the availability period on April 26, 2003. The loan facility, comprised of three tranches of which US$5 million was outstanding as of December 31, 2003, is payable semi-annually with final repayments due in January 2007, November 2007 and May 2008.

US$100 Million Term Loan Facility

On December 13, 2001, Smart signed its GSM Phase 5B financing of US$100 million, of which US$61 million was outstanding as of December 31, 2003. The loan is payable over five years with final repayment due in September 2006.

Php300 Million Term Loan Facility

On January 9, 2002, Smart signed a loan facility in the amount of Php300 million. This loan has been fully drawn and is payable quarterly with final repayment in February 2007. However, the outstanding balance of Php280 million was prepaid on November 4, 2003.

US$7 Million Term Loan Facility

On April 14, 2002, for the purpose of financing the purchase of certain equipment, Smart obtained a US$7 million term loan facility from Bayerische Hypo-und Vereinsbank Aktiengesellschaft pursuant to the standard loan agreement No. 1 dated August 14, 2002 under the €50 million Framework Agreement for the financing of individual export contracts dated November 8 and 13, 2001. The outstanding balance as of December 31, 2003 was US$6 million.

US$100 Million Term Loan Facility

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and was outstanding as of December 31, 2003. The US$40 million undrawn balance was drawn on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004.

Facilities under GSM Phases 1 to 4, the Finnish Export Credit plc tranche of GSM Phase 5A facility and GSM Phase 5B facility are covered by guarantees from Finnvera, the Finnish export credit agency, for 95% of political risk and 50% of commercial risk.

Interest on Smart’s dollar-denominated loans is either fixed or based on LIBOR plus premium. The Php1,000 million loan accrues interest based on the WAIR plus Participating Financial Institution, or PFI, premium.

Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Some of these covenants contain an absolute prohibition on paying dividends before December 2002, while others require that a portion of the loan equal to the amount of the dividend be prepaid. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income under Philippine GAAP in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income under Philippine GAAP and paid additional dividends in the amount of Php1,866 million to PLDT in November 2003, equivalent to the remaining 30% of its 2002 net income under Philippine GAAP. Further, after receiving similar approvals from Finnvera and certain lenders, Smart paid dividends amounting to Php11,280 million to PLDT in May 2004, representing 70% of Smart’s 2003 net income under Philippine GAAP. Smart will be required to obtain further waivers from Finnvera and certain lenders to pay additional dividends in future periods.

Smart’s loan agreements contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests calculated on the basis of Philippine GAAP at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt-to-equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include:

•         cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

•         failure by Smart to comply with certain financial ratio covenants;

•         any reduction in PLDT’s ownership of Smart’s shares below 51% of the total of each class of Smart’s issued shares;

•         any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding or 17.5% of the voting power of the total common stock outstanding; and

•         the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors’ ability to perform its obligations under an applicable guaranty.

In addition, some of these loan agreements restrict Smart’s ability to enter into transactions with affiliates except on arm’s-length terms and for valuable consideration.

Mabuhay Satellite

Mabuhay Satellite’s long-term debt consists of:

	2003		2002
	(in millions)
U.S. Dollars
Credit Agreement	US$42	Php2,319	US$55	Php2,925
Omnibus Agreement	43	2,403	46	2,431
	85	4,722	101	5,356
Less current portion	13	713	18	980
	US$72	Php4,009	US$83	Php4,376

Credit Agreement

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2003, Ex-Im Bank approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1 and ½ years to July 15, 2007 and reducing the interest rate by 1%, to 5.6% from 6.6%. The revised repayment terms have been approved by the majority of the local creditor banks. Subsequently on January 15, 2004, Mabuhay Satellite paid US$5 million in principal amortization, thereby reducing its debt to US$37 million.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$42 million (Php2,319 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$43 million (Php2,403 million), which will mature on various dates from 2004 to 2007.

As security, Mabuhay Satellite has constituted in favor of the Banks:

•         A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

•         An assignment of its rights under its purchase contract for the satellite system;

•         An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and

•         An assignment of the applicable proceeds of insurance to be taken on the satellite system.

The Credit and Omnibus Agreements impose negative covenants which, among others, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT

Php150 Million Term Loan Facility

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million with a grace period of one year. The loan facility was fully drawn as of December 31, 2002. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan is equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan is secured by ePLDT’s investment in an associate with a carrying value of Php629 million as of December 31, 2003 and a deed of assignment of receivables of a subsidiary from a foreign customer. As of December 31, 2003, the outstanding balance of this loan amounted to Php105 million, of which Php60 million will mature in 2004.

The loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income of any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days of dissolution of its legal existence, and creation of any encumbrances on the shares pledged.

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into another three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. Php50 million was drawn from the facility as of March 31, 2004. The loan shall be repaid in nine equal quarterly installments starting March 2005 and will end in March 2007. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Trust Indenture Agreement on a parcel of land with a carrying value of Php279 million as of March 31, 2004.

The loan agreement also imposes special covenants which, among other things, restrict ePLDT in regard to voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the property pledged.

The loan agreement also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The financial tests under the agreement include, among others, compliance with a current ratio of not less than 1:1, an interest coverage ratio of not less than 1.5:1, debt to equity ratio of not more than 1.50:1, and a debt service coverage ratio of not less than 1.1:1. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As of March 31, 2004, ePLDT has complied with all of its financial covenants.

Maratel

Maratel’s long-term debt consists of a Php60 million loan obtained on October 20, 1997 and a Php19 million loan drawn on July 19, 1999. The Php60 million loan carries an interest rate ranging from 11.5% to 11.7% per annum and will mature on October 16, 2005, while the Php19 million loan bears a fixed interest rate of 14.7% per annum and will mature on July 30, 2004. As of December 31, 2003, the outstanding balances of these loans totaled Php26 million, of which Php15 million will mature in 2004.

15.     Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	2003	2002
	(in millions of pesos)
Remaining excess of debt forgiven over value of Piltel’s preferred shares – net (Note 16)	8,784	9,417
Accrual of capital expenditures under long-term financing	3,130	1,516
Accrued pension cost (Note 19)	2,313	3,957
Customers’ deposits	2,194	2,288
Advance payment under a receivables purchase facility (Note 5)	2,058	2,530
Capital lease liability – net of current portion (Note 7)	729	765
Liabilities on asset retirement obligations	395	–
Others (including derivative instruments) (Note 26)	3,959	1,901
	23,562	22,374

16.     Preferred Stock Subject to Mandatory Redemption

On June 4, 2001, PLDT issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. In addition, in 2002, PLDT issued 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. In 2003, PLDT issued additional 110,908 shares of Series VI Convertible Preferred Stock in exchange for 554,540 shares of Piltel’s Series K, Class I Convertible Preferred Stock. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT’s common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to shares of PLDT’s common stock. For 30 days thereafter, the holders of these mandatorily converted common shares have the option to sell such common shares back to PLDT for Php1,700 per share, US$36.132 per share and JPY4,071.89 per share for Series V, VI and VII, respectively. Due to the foreign currency component of the call option embedded in the Series VI and VII Convertible Preferred Stock, such call options were bifurcated and accounted for separately in conformity with SFAS 133, as amended (see Note 26 – Derivatives and Hedging Instruments). The aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock as of date of issuance – net of the bifurcated option values – is included under the “Preferred Stock Subject to Mandatory Redemption” account in the consolidated balance sheets.

As of June 4, 2001, the aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock (inclusive of the option values) amounted to Php10,165 million, as determined using an independent party’s valuation model. The remaining difference between this aggregate fair value amount and the Php20,080 million Piltel restructured debt was deferred and included as part of “Deferred Credits and Other Noncurrent Liabilities” in the consolidated balance sheets in conformity with the accounting for troubled debt restructuring, such that no gain was recorded on the restructuring. Thereafter, interest incurred on the remaining restructured debt is recorded as an offset against deferred credits. Total interest incurred related to the restructured debt for the years ended December 31, 2003 and 2002 and the period from June 4, 2001 to December 31, 2001 amounted to Php688 million, Php758 million and Php497 million, respectively. As of December 31, 2003 and 2002, the deferred credit balance amounted to Php8,784 million and Php9,417 million, respectively, after giving effect to the above interest expense and the additional issuances in 2003 and 2002 of convertible preferred shares to restructure Piltel’s debt.

The difference between the aggregate fair value of the Series V, VI and VII Convertible Preferred Stock at issue date (net of the bifurcated option values for Series VI and VII) and the aggregate redemption value is accreted over the period up to the call option date using the effective interest rate method. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged against accumulated deficit for the years ended December 31, 2003 and 2002 amounted to Php1,309 million and Php1,004 million, respectively. Unaccreted balance as of December 31, 2003 and 2002 amounted to Php8,570 million and Php9,170 million, respectively.

“Preferred Stock Subject to Mandatory Redemption” amounted to Php13,321 million and Php10,939 million as of December 31, 2003 and 2002, respectively, after revaluation of Series VI and VII to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As of December 31, 2003 and 2002, 676,571 shares and 669,163 shares, respectively, of the Convertible Preferred Stock have been converted into PLDT common shares. The aggregate redemption value of the outstanding Series V, VI and VII Convertible Preferred Stock amounted to Php21,898 million as of December 31, 2003.

17.     Stockholders’ Equity

The movement of PLDT’s capital stock account excluding preferred stock subject to mandatory redemption follows:

	Preferred Stock - Php10 par value
	Series A to DD	III	IV			Common Stock – Php5 par value
	No. of Shares			Total Preferred Shares	Amount	No. of Shares	Amount
	(in millions)
Authorized				823	Php8,230	234	Php1,170
Outstanding
Balances at January 1, 2001	351	5	36	392	Php3,921	168	Php843
Issuance	23	–	–	23	232	–	–
Conversion	(2)	–	–	(2)	(24)	–	2
Balances at December 31, 2001	372	5	36	413	Php4,129	168	Php845

Balances at January 1, 2002	372	5	36	413	Php4,129	168	Php845
Issuance	37	–	7	44	440	–	–
Conversion	(2)	–	–	(2)	(23)	1	2
Redemption	–	–	(7)	(7)	(72)	–	–
Balances at December 31, 2002	407	5	36	448	Php4,474	169	Php847

Balances at January 1, 2003	407	5	36	448	Php4,474	169	Php847
Issuance	5	–	–	5	52	–	–
Conversion	(2)	–	–	(2)	(21)	–	–
Balances at December 31, 2003	410	5	36	451	Php4,505	169	Php847

Preferred Stock

The Preferred Stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to DD 10% cumulative convertible preferred stock earn cumulative dividends at an annual rate of 10%. These series of preferred stock are convertible into common stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of PLDT’s common stock at the PSE over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors, which as of December 31, 2003, is Php5 per share. At PLDT’s option, the Series A to DD 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. In addition, on February 26, 2002, the Board of Directors designated an additional 15 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. The issuances of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stocks are exempt transactions under Section 10.2 of the SRC, as confirmed by the Philippine SEC on March 13, 2002 and July 31, 2002, respectively. The PSE approved the listing of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock on August 14, 2002.

On December 2, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series DD 10% Cumulative Convertible Preferred Stock for issuance throughout 2003 and an additional 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock. The issuances of the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stocks are exempt transactions under Section 10.2 of the SRC, as confirmed by the Philippine SEC on January 30, 2003. In an earlier letter dated October 24, 2002, PSE allowed PLDT to utilize 24,287,455 unissued preferred shares remaining listed with the PSE in order to cover the issuance requirement of the other series under PLDT’s SIP. The issuance requirement for the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock will be taken from the said remaining listed and unissued preferred shares.

On January 27, 2004, the Board of Directors designated 1 million shares of serial preferred stock as Series EE 10% Cumulative Convertible Preferred Stock for issuance throughout 2004.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events; and are not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11 a share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

The shares of preferred stock, except shares of Series V, VI and VII Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On January 31, 2003, the Board of Directors approved the dividend declaration of: (a) Php1.00 per share of Series CC 10% Cumulative Convertible Preferred Stock Series CC payable on March 31, 2003 to the holders of record as of February 27, 2003; and (b) Php12.15 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on March 15, 2003 to the holders of record as of February 17, 2003. On February 26, 2003, the Board of Directors approved the dividend declaration to the holders of record as of March 17, 2003 of: (a) US$1.029412 per outstanding share of Series III Cumulative Convertible Preferred Stock; (b) Php4.675 per outstanding share of Series V Convertible Preferred Stock; (c) US$.09925 per outstanding share of Series VI Convertible Preferred Stock; and (d) JP¥10.179725 per outstanding share of Series VII Convertible Preferred Stock, respectively. In addition, on June 10, 2003, the Board of Directors approved the dividend declaration to the holders of record as of June 27, 2003 of: (a) US$1.029412 per outstanding share of Series III Cumulative Convertible Preferred Stock; (b) Php4.675 per outstanding share of Series V Convertible Preferred Stock; (c) US$0.09925 per outstanding share of Series VI Convertible Preferred Stock; and (d) JP¥10.179725 per outstanding share of Series VII Convertible Preferred Stock, respectively. On July 8, 2003, the Board of Directors approved the dividend declaration of: Php1.00 per outstanding share of Series A, I, R, W, AA and BB 10% Cumulative Convertible Preferred Stock payable on August 29, 2003 to the holders of record as of July 24, 2003. On September 2, 2003, the Board of Directors approved the dividend declaration of: (a) US$1.029412 per outstanding share of Series III Convertible Preferred Stock; (b) Php12.42 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock; (c) Php4.675 per outstanding share of Series V Convertible Preferred Stock; (d) US$0.09925 per outstanding share of Series VI Convertible Preferred Stock; (e) JPY10.179725 per outstanding share of Series VII Convertible Preferred Stock; and (f) Php1.00 per outstanding share of Series B, F, Q, V and Z 10% Cumulative Convertible Preferred Stock payable on September 30, 2003 to the holders of record as of September 16, 2003 and Series E, K, O and U 10% Cumulative Convertible Preferred Stock payable on October 31, 2003 to the holders of record as of September 25, 2003.

On November 4, 2003, the Board of Directors approved the dividend declaration of: Php1.00 per outstanding share of Series C, D, J, T and X 10% Cumulative Convertible Preferred Stock payable on November 28, 2003, to the holders of record as of November 18, 2003 and Series G, N, P and S 10% Cumulative Convertible Preferred Stock payable on December 29, 2003, to the holders of record as of November 29, 2003. On November 28, 2003, the Board of Directors approved the dividend declaration of (a) US$1.029412 per outstanding share of Series III Convertible Preferred Stock payable on January 15, 2004, to the holders of record as of December 19, 2003; (b) Php12.29 per outstanding share of Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on December 15, 2003, to the holders of record as of December 12, 2003; (c) Php4.675 per outstanding share of Series V Convertible Preferred Stock payable on January 15, 2004, to the holders of record as of December 19, 2003; (d) US$0.09925 per outstanding share of Series VI Convertible Preferred Stock payable on January 15, 2004, to the holders of record as of December 19, 2003; (e) JP¥10.179725 per outstanding share of Series VII Convertible Preferred Stock payable on January 15, 2004, to the holders of record as of December 19, 2003; and (f) Php1.00 per outstanding share of Series H, L, M and Y 10% Cumulative Convertible Preferred Stock payable on January 30, 2004 to the holders of record as of December 24, 2003. On January 27, 2004, the Board of Directors approved the dividend declaration of: (a) Php12.29 million on the outstanding Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on March 15, 2004, to the holders of record on February 17, 2004; and (b) Php1.00 per outstanding Series DD 10% Cumulative Convertible Preferred Stock payable on February 27, 2004, to the holders of record on February 12, 2004 and Series CC 10% Cumulative Convertible Preferred Stock payable on March 31, 2004, to the holders of record on February 25, 2004. On February 19, 2004, the Board of Directors approved the dividend declaration of: (a) US$1.029412 per outstanding Series III Convertible Preferred Stock payable on April 15, 2004, to the holders of record on March 17, 2004; (b) Php4.675 per outstanding Series V Convertible Preferred Shares payable on April 15, 2004, to the holders of record on March 17, 2004; (c) US$.09925 per outstanding Series VI Convertible Preferred Shares payable on April 15, 2004, to the holders of record on March 17, 2004; and (d) JPY10.179725 per outstanding Series VII Convertible Preferred Stock payable on April 15, 2004, to the holders of record on March 17, 2004. On May 4, 2004, the Board of Directors approved the dividend declaration of Php12.42 million on the outstanding Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on June 15, 2004, to the holders of record as of May 26, 2004.

Accumulated Deficit

The most recent dividend declaration made by PLDT in respect of its common shares was in March 2001. PLDT continues to pay dividends in respect of its preferred shares. The current policy of PLDT is to determine its ability to declare and pay dividends taking into consideration the interest of its stockholders as well as PLDT’s working capital, capital expenditures and debt servicing requirements. Also taken into account the prohibitions and restrictions under certain of PLDT’s debt instruments with respect to declaration and payment of dividends. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The statutory unappropriated retained earnings balance of PLDT determined under Philippine GAAP as of December 31, 2003 which is available for distribution as dividends amounted to Php27,182 million.

18.              Related Party Transactions

Companies within the PLDT Group are engaged in transactions with each other in the ordinary course of business. We believe that the terms of these transactions are comparable with those available to unrelated parties.

Transactions with/between Related Parties

Telecommunications Services Provided within the PLDT Group

Telecommunications carriers within the PLDT Group (namely, PLDT, Smart, Piltel, Clark Telecom, Subic Telecom, Maratel and PLDT Global) have existing intercompany agreements, such as interconnection agreements with one another under terms similar with those agreed with other telecommunications providers outside the PLDT Group (see Note 28 – Other Matters). Each of these carriers recognizes revenues, net of interconnection charges, for calls terminating with the customer of the other carriers.

Transponder Lease Agreement between PLDT and Mabuhay Satellite

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. Originally, the lease covered 14 C-band transponders. However, on December 18, 2000, PLDT terminated the Transponder Lease Agreement with respect to four transponders which service was interrupted and not restored resulting in PLDT’s inability to access and use the transponders. This was further reduced to eight C-band transponders on December 18, 2002. The annual basic rent for the transponders is approximately US$14 million with US$1.8 million annual lease per transponder.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite’s:

•         transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

•         grant of a continuing security interest of first priority in all of Mabuhay Satellite’s rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995, as amended.

Total fees under these agreements amounted to Php747 million, Php925 million and Php927 million for the years ended December 31, 2003, 2002 and 2001, respectively. Outstanding obligations of PLDT under these agreements amounted to Php26 million and Php270 million as of December 31, 2003 and 2002, respectively.

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

The agreement covers Piltel’s regional telecommunication services in Baguio, Puerto Princesa, Masbate, and Boac and E.O. 109 services in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah in Mindanao.

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

Total management fees under these agreements amounted to Php52 million for each of the years ended December 31, 2003 and 2002 and Php118 million for the year ended December 31, 2001. Fees for billing services amounted to Php18 million, Php19 million and Php17 million for the years ended December 31, 2003, 2002 and 2001, respectively. Outstanding receivables of PLDT under these agreements amounted to Php329 million and Php258 million as of December 31, 2003 and 2002, respectively.

Facilities Management Agreement between Piltel and Subic Telecom

On September 5, 2001, Piltel and Subic Telecom entered into a Facilities Management Agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% is applied. In addition, Piltel pays a monthly variable cost per account in the amount of Php44 for repairs and maintenance. All third party invoices are passed on to Piltel at cost, including value-added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Total management fees under this agreement amounted to Php21 million, Php22 million and Php24 million for the years ended December 31, 2003, 2002 and 2001, respectively. The new agreement is effective for three years until September 2004. Outstanding receivables of Subic Telecom under this agreement amounted to Php11 million and Php2 million as of December 31, 2003 and 2002, respectively.

Agreements between Smart and Piltel

In connection with the integration of their operations, Smart and Piltel have entered into the following agreements:

•  An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of Php45,000 per shared site per month, subject to a 10% annual increase. Co-location expenses under this agreement amounted to Php139 million in 2003 and Php151 million in 2002. On December 18, 2003, Smart made an advance payment of co-location fees under this agreement amounting to Php783 million covering the period from January 1, 2004 up to December 31, 2008. The advance payment was based on the rate applicable to 2003 on which the annual escalation rate was applied over the five-year period and discounted at 10%;

•  An agreement whereby Smart manages the operation of Piltel’s cellular system. This agreement is divided into three sub-agreements as follows:

i. A Facilities Management Agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel’s existing cellular system. Piltel pays Smart a fixed monthly fee of Php4 million and a variable monthly fee of Php13,735 per site covered by the agreement. Additional fees of Php186,878 per month and Php624 per site per month are payable at the end of each calendar year upon rendition of the services in conformity with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel’s prepaid wireless telecommunications network in the E.O. 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental. In November 2003, the agreement was further amended to eliminate the monthly fixed costs of Php4 million and the additional fees of Php186,878 per month and increase the monthly variable cost to Php27,470 per site and the additional fees to Php1,248 per site per month;

ii. A Customer Service Management Agreement under which Piltel outsources the operation of its customer service and billing functions for its cellular system to Smart for a fixed monthly fee of Php9 million and a variable cost of Php17 per prepaid cellular subscriber. An additional fee of Php399,926 per month and Php1.00 per prepaid subscriber per month is payable at the end of each calendar year upon rendition of the services in conformity with the agreement; and

iii. An Administrative Support and Management Services Agreement under which Smart provides administrative support and services to Piltel including payroll administration and training, finance and financial accounting, audit, legal, purchasing and materials management, public affairs, information technology, rates and tariffs administration, sales and marketing, product development and carrier services for a fixed monthly fee of Php8 million. An additional fee of Php353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

This agreement was amended in December 2002 to include the provision of sales and distribution services for Piltel’s products and services. Piltel pays Smart the residual percentage discount between Piltel’s prescribed distributor discount rate and the discount rate that Smart gives to its retailers and wholesalers for the sale of prepaid cards and the residual commission between Piltel’s prescribed discount and the discount that Smart extends to its retailers and wholesalers for phonekit and SIM pack sales.

Total management fees under these three sub-agreements totaled Php721 million, Php661 million and Php540 million for the years ended December 31, 2003, 2002 and 2001, respectively. Under these agreements, outstanding receivables of Smart as of December 31, 2003 and 2002 amounted to Php906 million and Php569 million, respectively.

•  A Facilities Service Agreement under which Piltel accesses Smart’s existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel’s revenues, net of interconnection expenses. In December 2003, this agreement was amended to change the basis of computation of the facility service fee from card sales to usage, retroactive to January 1, 2003. Total fees under this agreement amounted to Php4,247 million, Php2,494 million and Php1,647 million for the years ended December 31, 2003, 2002 and 2001, respectively. Under this agreement, outstanding receivables of Smart amounted to Php633 million and Php247 million as of December 31, 2003 and 2002, respectively.

•  A Billing Service Agreement for the printing and delivery of the billing statements of Piltel’s LEC subscribers. Under the agreement, Piltel agrees to pay Smart an average of Php4.60 per bill printed and an average of Php5.40 per bill delivered. Total fees under this agreement amounted to Php6 million and Php4 million for the years ended December 31, 2003 and 2002, respectively.

Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT is required to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on the commercial operations date, which has been set as January 1, 2002. The commercial operations date is defined as the earlier of:

•  the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation; and

•         the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines.

In the event that PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustment. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the on-going negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement following the lapse of the deadline set in the Standstill Agreement for the establishment of a revised Air Time Purchase Agreement.

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

On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

Agreements between Smart and ACeS Philippines

On July 18, 2000, Smart entered into a Service Distribution Agreement with ACeS Philippines under which ACeS Philippines appointed Smart as an authorized service provider of ACeS Global Mobile Personal Communication by Satellite Services, or GMPCS Services, in the Philippines having the task of exerting its best efforts to market and sell access to usage of the said services to prospective subscribers.

An amendment to this Service Distribution Agreement was made on February 16, 2001, whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue sharing formula. ACeS Philippines shall in turn pay Smart’s charges for the payphone-related services.

Also on February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement, with ACeS Philippines. In exchange for its services, Smart shall receive fixed and variable monthly fees from ACeS Philippines. Under the FMA, Smart undertakes the management, maintenance and operation of the ACeS GMPCS Services, which are currently ready and available for actual use or operation. Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines’ business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, AIL relations and other support services.

Total fees under these agreements, net of Smart’s share, amounted to Php12 million for the years ended December 31, 2003 and 2002 and Php17 million for the year ended December 31, 2001. Smart had no outstanding obligation as of December 31, 2003 and 2002.

Transactions with Major Shareholders, Directors and Officers

Transactions between PLDT or its subsidiary and a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT, who has a direct or indirect material interest in PLDT or its subsidiary, as of and for the years ended December 31, 2003, 2002 and 2001 are as follows:

a.      Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on December 31, 2003, under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000;

•         Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php288 million, Php289 million and Php362 million for the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003 and 2002, outstanding obligations of PLDT amounted to Php40 million and Php36 million, respectively.

b.      Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2003, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2003.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Services Agreement fees were prepaid for the whole 25-year period.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php429 million for each of the years ended December 31, 2003 and 2002 and Php249 million for the year ended December 31, 2001. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php228 million and Php31 million as of December 31, 2003 and 2002, respectively.

c.       Agreements relating to insurance companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the brokers’ fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are paid directly to Malayan. Total payments to Gotuaco and Malayan in 2003 covering the 12-month period ending July 31, 2004 amounted to Php447 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

19.     Employees’ Benefit Plans

PLDT

PLDT has a trustee-managed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

In conformity with SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” the following table sets forth the Plan’s funded status and pension amounts recognized as of December 31, 2003, 2002 and 2001 based on the latest actuarial valuation dated February 2004:

	2003	2002	2001
	(in millions of pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	7,984	6,637	9,264
Service cost	515	452	697
Interest cost	716	794	1,108
Benefits paid	(17)	(495)	(669)
Actuarial loss (gain)	(1,227)	596	(3,763)
Curtailment	274	–	–
Settlement	(2,274)	–	–
Benefit obligation at end of year	5,971	7,984	6,637

Change in plan assets:
Fair value of plan assets at beginning of year	2,915	2,781	5,007
Actual return on plan assets	250	159	(1,898)
Employer’s contribution	2,703	470	341
Benefits paid	(17)	(495)	(669)
Settlement	(2,274)	–	–
Fair value of plan assets at end of year	3,577	2,915	2,781
Funded status	(2,394)	(5,069)	(3,856)
Unrealized net transition obligation	229	275	289
Unrecognized net actuarial loss (gain)	(148)	837	31
Accrued benefit cost	(2,313)	(3,957)	(3,536)

Components of net periodic benefit cost:
Service cost	515	452	697
Interest cost	716	794	1,108
Expected return on plan assets	(303)	(369)	(665)
Amortizations of:
Unrecognized net transition obligation	13	14	14
Unrecognized net loss	2	–	14
Net periodic benefit cost	943	891	1,168

The accumulated benefit obligations amounted to Php4,330 million, Php2,552 million and Php1,571 million as of December 31, 2003, 2002 and 2001, respectively.

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as of December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Weighted average assumptions:
Discount rate	9%	9%	12%
Expected return on plan assets	9%	8%	12%
Rate of compensation increase	6%	9%	10%

The allocation of the fair value of plan assets follows:

	2003	2002	2001
Investments in debt securities	36%	39%	39%
Investments in equity securities	42%	52%	57%
Others	22%	9%	4%
	100%	100%	100%

As of December 31, 2003, investments in equity securities in the plan assets include shares of stocks of PLDT and its affiliated companies with a total fair value of Php1,405 million, or 36% of the total fair value of plan assets (47% in 2002 and 45% in 2001).

The Plan’s Board of Trustees adopts an investment approach of mixed equity and fixed income investments to maximize the long-term return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out- performance of benchmarks. Majority of the investment portfolio consists of fixed income debt securities and various equity securities while the remaining portion consists of multi-currency investments.

SFAS 87 requires the use of an average rate of earnings expected on funds invested or to be invested, considering returns being earned by plan assets in the fund and rates of return expected to be available for reinvestment. Due consideration was given not only to historical performance of plan investments, but also to the current investment mix and anticipated rates of return. Thus, the expected rate of return on assets was set at 9% per annum.

PLDT expects to make approximately Php350 million of cash contributions to its pension plan in 2004.

The table below presents the expected compulsory retirement benefits of PLDT to be paid out of the fund for the next ten years:

Year	(in millions of pesos)
2004	9
2005	–
2006	19
2007	50
2008	13
2009 and onwards	612

Smart

Smart has a trustee-managed, tax-qualified Provident Plan providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member’s Personal Retirement Account, or PRA, a percentage of such member’s monthly salary. Net earnings of the Provident Fund are credited every nine months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as of the end of the preceding period.

In October 2003, Smart’s board of directors approved enhancements to the retirement plan. The enhanced retirement plan gives a member the option to contribute to the fund up to a maximum of 10% of his monthly salary. On top of its current contribution, Smart will provide an additional contribution up to 50% of the member’s contribution, depending on his tenure in the company.

Any benefit payable under this Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay its employees under existing or future laws, employment contracts or collective bargaining agreements, it being understood that the employee shall be entitled only to the higher of the benefits and not to both.

The following are the minimum additional disclosures as required by SFAS 132 based on the latest actuarial valuation dated February 2004:

	2003	2002	2001
	(in millions of pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	159	125	79
Service cost	44	45	32
Interest cost	16	12	8
Benefits paid	(2)	(1)	–
Actuarial loss (gain)	9	(22)	6
Benefit obligation at end of year	226	159	125
Change in plan assets:
Fair value of plan assets at beginning of year	197	119	80
Actual return on plan assets	28	25	11
Employer’s contribution	71	54	28
Fund transfers due to transferees from Telecoms Solutions, Inc.	24	–	–
Benefits paid	(2)	(1)	–
Fair value of plan assets at end of year	318	197	119

Funded status	92	38	(6)
Unrecognized net transition obligation	(7)	(7)	(7)
Unrecognized net actuarial loss (gain)	(19)	(23)	10
Prepaid (accrued) benefit cost	66	8	(3)
Components of net periodic benefit cost:
Service cost	44	45	32
Interest cost	16	12	8
Expected return on plan assets	(23)	(14)	(10)
Net periodic benefit cost	37	43	30

The accumulated benefit obligations amounted to Php38 million, Php25 million and Php16 million as of December 31, 2003, 2002 and 2001, respectively.

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as of December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Weighted average assumptions:
Discount rate	10%	10%	10%
Expected return on plan assets	10%	10%	10%
Rate of compensation increase	10%	9%	10%

The allocation of the fair value of plan assets follows:

	2003	2002	2001
Investments in debt securities	86%	89%	96%
Investments in equity securities	12%	5%	2%
Others	2%	6%	2%
	100%	100%	100%

Smart expects to make approximately Php71 million of cash contribution to its pension plan in 2004.

20.     Other Expenses

This account consists of:

	2003	2002	2001
	(in millions of pesos)
Foreign exchange losses - net	10,840	5,878	4,467
Loss (gain) from derivative transactions (Note 26)	1,616	(603)	42
Provision for permanent decline in value of investment (Note 8)	–	–	2,052
	12,456	5,275	6,561

21.     Income Taxes

The net current and noncurrent components of deferred income tax recognized in the consolidated balance sheets follow:

	2003	2002
	(in millions of pesos)
Net current deferred tax assets	7,932	5,690
Net noncurrent deferred tax assets	12,780	11,163

The components of the consolidated net deferred tax assets and liabilities are as follows:

	2003	2002
	(in millions of pesos)
Current assets:
NOLCO	4,965	6,413
Allowance for doubtful accounts	4,822	3,802
MCIT	1,351	645
Unearned prepaid card revenues	890	782
Unearned revenues – others	589	424
Allowance for inventory obsolescence	232	196
Capital lease	173	179
Past service pension cost	163	55
Others	807	199
	13,992	12,695
Current liabilities–
Unrealized gains on financial instruments	(84)	(18)
	13,908	12,677
Less valuation allowance	5,976	6,987
Net current assets	7,932	5,690
Noncurrent assets:
Unrealized foreign exchange losses
16,556	16,157
Asset impairment	9,472	9,848
Excess of debt forgiven	2,812	3,013
Unrealized losses on financial instruments	1,196	250
Past service pension cost	978	108
Accrued pension cost	792	1,462
Accelerated depreciation	734	879
Deferred charges	327	347
Asset retirement obligations	64	–
Provision for decline in value of investments	–	205
	32,931	32,269
Less valuation allowance	13,614	13,270
	19,317	18,999
Noncurrent liabilities:
Interest charges capitalized, net of amortization	(5,320)	(5,921)
Taxes and duties capitalized, net of amortization	(650)	(717)
Unrealized gains on financial instruments	(364)	(522)
Undistributed earnings of a subsidiary	(203)	(333)
Customer lists	–	(343)
	(6,537)	(7,836)
Net noncurrent assets	12,780	11,163

Provision for (benefit from) income tax consists of:

	2003	2002	2001
	(in millions of pesos)
Current	2,331	589	876
Deferred	(3,731)	849	(3,446)
	(1,400)	1,438	(2,570)

The MCIT in 2003 and 2002 amounting to Php706 million and Php645 million, respectively, were charged directly to “Deferred income tax”. The benefit of MCIT in 2003 and 2002, can be claimed as deductions against income tax payable until 2006 and 2005, respectively.

Mabuhay Satellite and Subic Telecom are registered as Subic Bay Freeport Enterprises and Clark Telecom is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to a three-year tax holiday up to May 2004. The tax incentive is availed on the basis of incremental income generated from the said expansion project. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. In this case, the tax incentive is availed for the entire taxable income of the project.

The balance of NOLCO as of December 31, 2003 may be used by the particular entities that incurred the losses as deductions against future taxable income.

Year Incurred	Carryforward Benefits Up To	Amount
		(in millions of pesos)
2001	December 31, 2004	10,177
2002	December 31, 2005	5,251
2003	December 31, 2006	86
Total NOLCO		15,514

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax follows:

	2003	2002	2001
	(in millions of pesos)
Provision at statutory tax rate	3,123	(1,470)	(9,661)
Tax effects of:
Tax exempt income and non-deductible expenses	2,695	(253)	(22)
Equity in net losses of investees	28	45	1,366
Results of operations subject to income tax holiday	(5,975)	(2,405)	(724)
Tax rate differences	(490)	(117)	(127)
Goodwill amortization	–	–	1,527
Provision for impairment in value of investment	–	–	451
Others - net	(114)	174	11
Changes in valuation allowance	(667)	5,464	4,609
Actual provision for (benefit from) income tax	(1,400)	1,438	(2,570)

22.     Earnings Per Common Share

The following table presents information necessary to calculate the earnings per share:

	2003		2002		2001
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in millions of pesos, except per share amounts)
Net income (loss) before cumulative effect of change in accounting principles	11,106	11,106	(6,158)	(6,158)	(27,728)	(27,728)
Cumulative effect of change in accounting principles	(61)	(61)	–	–	(54)	(54)
Dividends on preferred stock	(1,739)	(1,485)	(1,645)	(1,645)	(1,503)	(1,503)
Accretion to redemption value of Preferred Stock Subject to Mandatory Redemption	(1,309)	(1,309)	(1,004)	(1,004)	(542)	(542)
Net income (loss) attributable to common shareholders	7,997	8,251	(8,807)	(8,807)	(29,827)	(29,827)
	(in thousand shares)
Outstanding common shares, beginning	169,361	169,361	168,895	168,895	168,498	168,498
Effect of issuance of common shares during the year	52	52	200	200	162	162
Common shares equivalent of preferred shares deemed dilutive:
Preferred Stock Series V	–	2,576	–	–	–	–
Preferred Stock Series VI	–	4,651	–	–	–	–
Preferred Stock Series VII	–	3,842	–	–	–	–
Weighted average number of common shares, end	169,413	180,482	169,095	169,095	168,660	168,660
Earnings per common share
Earnings per common share before cumulative effect of change in accounting principles	47.56	46.06	(52.08)	(52.08)	(176.53)	(176.53)
Cumulative effect of change in accounting principles	(0.36)	(0.34)	–	–	(0.32)	(0.32)
Earnings per common share	47.20	45.72	(52.08)	(52.08)	(176.85)	(176.85)

Series V, VI and VII Convertible Preferred Stock were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares and compared against the basic EPS. Since the amount of dividends on the Series V, VI and VII Convertible Preferred Stock over its equivalent number of common shares decreased the basic EPS, these convertible preferred stock were deemed dilutive.

The computations of diluted earnings per common share were anti-dilutive for the years ended December 31, 2002 and 2001; therefore, the amounts reported for basic and diluted earnings per common share were the same.

23.     Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as of December 31, 2003:

Year	Long-term debt	Long-term lease obligations	Unconditional purchase obligations	Other long-term obligations	Total
	(in millions of pesos)
2004	23,816	978	1,629	–	26,423
2005	30,172	829	1,132	–	32,133
2006	28,762	625	1,121	–	30,508
2007	29,059	482	1,112	–	30,653
2008	5,733	280	1,112	13,774	20,899
2009 and onwards	66,733	1,154	4,447	8,124	80,458
Total	184,275	4,348	10,553	21,898	221,074

Long-term Debt Obligations

For discussion of our long-term debt obligations, see Note 14 – Long-term Debt.

Long-term Lease Obligations

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of December 31, 2003, PLDT’s aggregate remaining obligation under these agreements was approximately Php875 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network, or DFON, Submerged Plant Agreement. As discussed in Note 18 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and related services for the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. Under this agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of December 31, 2003, PLDT’s aggregate remaining obligation under this agreement was approximately Php185 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As of December 31, 2003, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php41 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As of December 31, 2003, PLDT’s aggregate remaining obligation under this agreement was approximately Php65 million.

Other Long-term Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php2,309 million as of December 31, 2003 in respect of office and cell site rentals with over 2,000 lessors nationwide.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. As discussed in Note 18 – Related Party Transactions, PLDT entered into a Founder NSP Air Time Purchase Agreement with AIL in March 1997, which was amended in December 1998, under which PLDT is granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT is required to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of commercial operations of the Garuda I satellite. In the event AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite fixed phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms of the original Air Time Purchase Agreement following the lapse of the November 15, 2003 deadline for the negotiation of the revised Air Time Purchase Agreement.

As of December 31, 2003, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php10,081 million.

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

Effective July 1, 2003, VeriSign has agreed to amend the Agreement and issued Addendum 6 to write-off all past due invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 will be part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003-August 2004), the annual support fee will be reduced from US$0.3 million to US$40,000 and for contract years 5-7 (September 2003-August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products for 12 months starting July 2003 and negotiable thereafter. As of December 31, 2003, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php26 million pertaining to annual support fee.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus Intelligent Network Inc., or iPlus, a wholly-owned subsidiary of ePLDT, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe ™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, e-mail and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of other management applications. The aggregate value of these licenses is US$2.1 million and these licenses will be granted quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. As of December 31, 2003, iPlus’ aggregate remaining obligation under this agreement was US$1.5 million (approximately Php83 million).

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote Very Small Aperture Terminal, or VSAT, network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 16 – Preferred Stock Subject to Mandatory Redemption, on June 4, 2001, PLDT issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K, Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel.

As of December 31, 2003, 145,320 shares of Series V Convertible Preferred Stock and 531,251 shares of Series VI Convertible Preferred Stock were converted to shares of PLDT’s common stock. As of December 31, 2002, PLDT had 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock issued and outstanding. The aggregate value of the put option based on outstanding shares as of December 31, 2003 was Php21,898 million, of which Php13,774 million is payable on June 4, 2008 and Php8,124 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying shares of common stock were put to PLDT. The market value of the underlying shares of common stock was Php10,763 million, based on the market price of PLDT’s common stock of Php970 per share as of December 31, 2003.

Commercial Commitments

As of December 31, 2003 and 2002, our outstanding commercial commitments, in the form of letters of credit, amounted to Php2,640 million and Php3,610 million, respectively. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc., or Nokia, signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In August 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM cellular network. The US$200 million MPO was completed in November 2003. On May 30, 2003, Smart entered into a Technical Support Services Order, or TSSO, with Nokia in the amount of US$8 million. This TSSO has been fully served as of December 31, 2003.

In January 2004, Smart signed a new MPO in favor of Nokia amounting to US$117 million (Phase 7 under the Frame Supply Contract between Smart and Nokia). Smart is, however, under no legal obligation to incur these expenditures.

As of December 31, 2003, Smart had no guarantee obligations, standby repurchase obligations or other commercial commitments.

24.     Provisions and Contingencies

NTC supervision and regulation fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As of December 31, 2003, PLDT has paid a total amount of Php1,483 million in SRF, of which Php1,301 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, now stands submitted for decision.

Smart and Piltel have similarly received assessments from NTC for permit, SRF and other charges which were paid under protest. Total payments made by Smart amounted to Php122 million in 2003, Php114 million in 2002 and Php86 million in 2001. Total payments made by Piltel amounted to Php9 million in 2002 and Php68 million in 2001. There was no payment made by Piltel in 2003.

We have made a reasonable estimate of the amount necessary to pay or settle the contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our consolidated financial statements as of December 31, 2003.

Local business and franchise tax assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or R.A. 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa No. 337 and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes, based on the opinion of its legal counsel, that Public Telecommunications Policy Act, or R.A. 7925, which took effect on March 16, 1995, and the grant of similar local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof, or the quality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise and business taxes starting with the fourth quarter of 1998 and has filed with certain LGUs claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business taxes from several cities and provinces following PLDT’s decision to stop payment of local franchise and business taxes.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was not exempt from the local franchise tax. Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has taken steps to arrive at compromise settlements with several LGUs in order to maintain and preserve its good standing and relationship with these LGUs. PLDT has paid a total amount of Php170 million as of December 31, 2003 for local franchise tax covering the fourth quarter of 1998 to 2003 to certain LGUs which have agreed to a compromise settlement.

PLDT continues to contest assessments amounting to Php5,142 million as of December 31, 2003, a number of which were based on the gross revenues of PLDT derived from its operations within the entire Philippines. PLDT claims that assuming that it is liable for local franchise tax, R.A. 7160 provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some LGUs of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will exceptionally overstate the local franchise tax.

In a petition recently filed with the Supreme Court involving another LGU, PLDT has appealed to the Supreme Court for a re-examination of its decision in the City of Davao case in light of the strong dissenting opinion in that case concurred in by four (4) other Members of the Supreme Court.

Smart has, likewise, received assessments for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that Smart is not liable to pay the local franchise and business taxes by virtue of (i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date of R.A. 7160.

Piltel also received assessments from the local government of the City of Makati in the aggregate amount of Php45 million covering the period from 1999 to 2001. Piltel has formally protested the assessments, based on: (1) Piltel’s belief that the opinion rendered by the BLGF for Smart should likewise hold true for Piltel; and (2) the effective date of the legislative franchise of Piltel (R.A. 7293) which came after the effectivity of R.A. 7160. The franchise tax prescribed under Section 137 of the Local Government Code is deemed part of the Piltel franchise (the later law) which states, among other things, that Piltel shall pay only a franchise tax equivalent to three percent of all gross receipts of the business transacted under its franchise and such percentage shall be in lieu of all taxes on the franchise or earnings thereof.

We have made a reasonable estimate of the amount necessary to pay or settle the contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our consolidated financial statements as of December 31, 2003.

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

Forward exchange contracts and bifurcated foreign currency forwards: The fair values were determined using forward exchange market rates at the balance sheet date.

Foreign currency options: The fair values were computed using an option pricing model.

Foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows.

Bifurcated equity call options: The fair values were based on the calculation of an independent third party.

The estimated fair values of the financial instruments included in the respective account captions as of December 31, 2003 are as follows:

	Carrying Value	Fair Value
	(in millions of pesos)
Financial assets:
Cash and cash equivalents	19,372	19,372
Accounts receivable - net	19,066	19,066
Foreign currency swaps (Note 26)	1,361	1,361
Foreign currency options (Note 26)	247	247
Financial liabilities:
Accounts payable	6,655	6,655
Accrued expenses and other current liabilities	16,046	16,046
Dividends payable	577	577
Notes payable	2,133	2,133
Long-term debt (including current portion)	184,275	187,613
Foreign exchange contracts (Note 26)	62	62
Interest rate swaps	2,587	2,587
Bifurcated foreign currency forwards (Note 26)	17	17
Bifurcated equity call options (Note 26)	1,145	1,145
Preferred stock subject to mandatory redemption (Note 16):
Series V	2,505	3,655
Series VI	5,528	6,983
Series VII	5,288	5,448

26.     Derivatives and Hedging Instruments

The PLDT Group uses currency forwards, currency swaps, currency options, and interest rate swaps to manage their market risks associated with their foreign currency denominated loans, and their exposures to interest rate fluctuations. The PLDT Group has elected not to designate these derivatives, as well as the embedded derivatives bifurcated from their various contracts, as hedge instruments under the provisions of SFAS 133. In conformity with the provisions of SFAS 133, the changes in the fair value of derivative instruments not designated as hedging instruments are recognized directly through earnings.

Following are the outstanding derivative transactions of the PLDT Group as of December 31, 2003 and 2002:

Freestanding Derivatives

Forward Exchange Contracts

PLDT and Smart use forward exchange contracts to hedge foreign currency-denominated assets, liabilities and firm commitments. Following are the outstanding forward exchange contracts as of December 31, 2003 and 2002:

	Aggregate Notional Amount (in millions)		Aggregate Mark-to-market Loss (in millions)
	2003	2002	2003	2002
Forward buy US$ sell peso	US$197	US$216	Php62	Php103
Forward buy JPY sell US$	JPY–	JPY3,296	Php–	Php60

The above forward contracts have maturities ranging from one to six months. Cash deposits amounting to about Php1,662 million collateralize certain of the forward exchange contracts outstanding as of December 31, 2003.

Foreign Currency Options

In 2003, PLDT utilized structures incorporating currency options to hedge the maturing principal on its fixed rate notes due June 2003 and June 2004 and other short-term foreign currency obligations. As of December 31, 2003, PLDT has outstanding currency option contracts with aggregate notional amount of US$79 million. The estimated net mark-to-market gain on these currency option contracts amounted to about Php247 million as of December 31, 2003.

Foreign Currency and Interest Rate Swaps

PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As of December 31, 2003 and 2002, these long-term currency swaps have an aggregate notional amount of US$725 million and US$550 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest US$/Php spot exchange rate during the term of the swaps, subject to a minimum exchange rate. As of December 31, 2003 and 2002, the outstanding swap contracts have been reset to average exchange rate of Php51.22 and Php51.27, respectively. In addition, PLDT is required to make semi-annual fixed or floating swap cost payments to its counterparties, which averaged to about 2.10% and 2.35% per annum in 2003 and 2002, respectively. Following are the outstanding balances of the long-term currency swaps as of December 31, 2003 and 2002:

Aggregate Notional Amount (in millions of U.S. dollars)		Maturity	Aggregate Mark-to-market Gain (Loss) (in millions of pesos)
2003	2002		2003	2002
300	300	2017	688	(399)
250	250	2012	563	(62)
175	–	2019	110	–

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine Peso and the US$, the costs to book long-term currency swaps can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, credit linkage, and fixed to floating coupon-only swaps.

The currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the US$/Php spot exchange rate on maturity date settles beyond an agreed threshold, PLDT will have to purchase US$ at the minimum exchange rate plus the excess above the agreed threshold rate. On the other hand, if on maturity, the US$/Php spot exchange rate is lower than the minimum exchange rate, PLDT will have the option to purchase at the prevailing US$/Php spot exchange rate.

US$575 million and US$400 million of the long-term currency swaps outstanding as of December 31, 2003 and 2002, respectively, have been structured to include credit-linkage with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amount where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps.

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate JP¥ amount. Under this agreement, PLDT is entitled to receive the full equivalent of the fixed coupon provided the US$/JP¥ exchange rate stays above a predetermined level. Below this level, only a fraction of the fixed coupon will be due PLDT. In order to mitigate the risk of the JP¥ strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the US$/JP¥ rate. As of December 31, 2003, the estimated net mark-to-market loss on the interest rate swaps amounted to Php2,587 million.

In 2001, PLDT also entered into a US$/JP¥ swap agreement to swap the coupon on US$175 million of its fixed rate notes for a floating rate JP¥ amount. The swap was terminated in 2002 at a realized gain of Php633 million.

Bifurcated Embedded Derivatives

Following are the embedded derivatives bifurcated from various purchase and service contracts of the PLDT Group as of December 31, 2003 and 2002:

Bifurcated Foreign Currency Forwards

Aggregate Notional Amount (in millions of U.S. dollars)		Maturity	Aggregate Mark-to-market Gain (Loss) (in millions of pesos)
2003	2002		2003	2002
20	5	Less than 1 year	(13)	5
1	3	Over 1 year (up to 2005)	(4)	(18)

Bifurcated Foreign Currency Options

Aggregate Notional Amount (in millions of U.S. dollars)		Maturity	Aggregate Mark-to-market Gain (in millions of pesos)
2003	2002		2003	2002
–	6	2003	–	37

The bifurcated currency options matured in 2003 at a net realized gain of Php1.8 million.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series VI and VII Convertible Preferred Stock (see Note 14 – Long-term Debt and Note 16 – Preferred Stock Subject to Mandatory Redemption). Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to shares of PLDT’s common stock. For 30 days thereafter, the holders of these mandatorily converted common shares have the option to sell such common shares back to PLDT for US$36.132 per share and JP¥4,071.89 per share for Series VI and VII, respectively. As of December 31, 2003 and 2002, the net negative mark-to-market value of these embedded call options amounted to about Php1,145 million and Php38 million, respectively. Such mark-to-market values are based on the independent calculation of a third party.

27.     Reportable Segments

Our operating businesses are organized and managed separately according to the nature of the products and services, with each segment representing a strategic business unit that offers different products and serves different markets.

We have organized our business into three main segments:

•         Wireless — wireless telecommunications services provided through our cellular service providers, namely PLDT’s subsidiaries Smart and Piltel, and satellite and VSAT operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat;

•         Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, SNMI, and Maratel, which together account for approximately 1% of our consolidated fixed lines in service, BCC (in 2003) and PLDT Global; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary, ePLDT, internet access services provided by ePLDT’s subsidiary, Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT.

The results of the reportable segments are derived directly from the PLDT Group’s management reporting system. The results are based on the PLDT Group’s method of internal reporting. The segment assets as of December 31, 2003, 2002 and 2001 and results of operations of our reportable segments for the years ended December 31, 2003, 2002 and 2001 reported under Philippine GAAP and reconciled to U.S. GAAP are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Eliminations	Reconciliation Adjustments (see Notes below)	Total
	(in millions of pesos)
As of and for the year ended December 31, 2003
Operating revenues	51,371 (a)	46,465	1,783	(1,896)	14,313 (b)	112,036
External revenues	50,383	45,831	1,509	–	14,313 (b)	112,036
Inter-segment revenues	988	634	274	(1,896)	–	–
Segment profit (loss) before income tax	14,518	10,295	(442)	(12,854)	(1,697) (c)	9,820
Segment assets	82,632	262,211	3,040	(52,501)	(39,466) (d)	255,916
Goodwill (Note 10)	–	60	–	–	15,404 (e)	15,464
Depreciation	14,907	13,262	313	–	(6,600) (f)	21,882
Cost of manpower rightsizing program	-	1,904	-	-	-	1,904
Income tax expense (benefit)	881	(575)	(64)	–	(1,642) (h)	(1,400)
Interest expense	1,329	10,044	52	–	736 (g)	12,161

As of and for the year ended December 31, 2002
Operating revenues	34,627 (a)	45,852	977	(1,286)	12,630 (b)	92,800
External revenues	33,703	45,519	948	-	12,630 (b)	92,800
Inter-segment revenues	924	333	29	(1,286)	-	–
Segment profit (loss) before income tax	6,732	3,930	(652)	(5,458)	(9,146) (c)	(4,594)
Segment assets	76,014	262,141	3,527	(42,836)	(46,312) (d)	252,534
Goodwill (Note 10)		96	–	–	15,196 (e)	15,292
Depreciation	10,644	13,133	418	-	(6,629) (f)	17,566
Cost of manpower rightsizing program	-	324	-	-	-	324
Income tax expense (benefit)	716	876	-	-	(154) (h)	1,438
Interest expense	1,806	10,843	15	-	116 (g)	12,780

As of and for the year ended December 31, 2001
Operating revenues	24,632 (a)	46,420	469	(984)	9,757 (b)	80,294
External revenues	23,705	46,363	469	-	9,757 (b)	80,294
Inter-segment revenues	927	57	-	(984)	-	–
Segment profit (loss) before income tax	(9,250)	(1,356)	(394)	12,957	(32,147) (c)	(30,190)
Segment assets	75,640	263,229	3,007	(35,824)	(21,391) (d)	284,661
Goodwill (Note 10)	-	403	97	-	14,792 (e)	15,292
Depreciation	6,515	14,894	138	-	(5,329) (f)	16,218
Cost of manpower rightsizing program	-	279	-	-	-	279
Income tax expense (benefit)	308	725	-	-	(3,603) (h)	(2,570)
Interest expense	2,376	11,070	-	-	1,251 (g)	14,697

Notes:

a.       A significant portion of our wireless revenues is derived from our cellular prepaid service. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market. Our prepaid service has enabled us to increase and broaden our subscriber base rapidly while controlling credit risk and reducing billing and other administrative costs on a pre-subscriber basis.

b.       Adjustments to revenues resulted from the net effect of recording of handset sales as revenue instead of as an offset against selling and promotions expense and certain incentives provided to dealers and customers as part of multiple element arrangements and the amortization of activation fees.

c.       Adjustments to segment profit and loss resulted from the net effects of adjustments for impairment of operating assets, purchase accounting adjustments, reversal of capitalized foreign exchange losses and related revenue adjustments.

d. Adjustments to segment assets resulted from the impairment of certain operating assets, purchase accounting adjustments, reversal of capitalized foreign exchange losses and deferred tax assets not allocable to specific segments.

e. Adjustments for goodwill resulted from purchase accounting adjustments and reversal of amortization.

f. Adjustments for depreciation resulted from purchase accounting adjustments, impairment of certain operating assets and the reversal of depreciation on capitalized foreign exchange losses.

g. Adjustments to interest expense are related to the capitalization of interest; the upward adjustment relates to the additional interest on Piltel’s unrestructured debt.

h. Adjustments to income tax expense (benefit) are related to other adjustments mentioned above.

28.     Other Matters

a. Supplemental Disclosures of Cash Flow Information

	2003	2002	2001
	(in millions of pesos)
Cash paid during the year for:
Income tax	2,453	351	1,009
Interest:
Capitalized to property, plant and equipment	887	1,343	2,404
Charged to operations	11,777	13,956	16,071
Interest income received	484	735	1,031

Supplemental schedule of noncash investing and financing activities:
Preferred stock subject to mandatory redemption issued	152	36	10,165
Long-term debt restructured	208	82	20,080

In connection with the acquisition of investments, liabilities were assumed as follows:

	2003	2002	2001
	(in millions of pesos)
Fair value of assets acquired	–	–	1,290
Cash paid for the capital stock	–	–	(813)
Liabilities assumed	–	–	477
Acquisition of property and equipment through long-term debt availment	–	–	13,259

b. Interconnection Agreements

PLDT has existing interconnection agreements with nine International Gateway Facilities, or IGF operators, six Inter Exchange Carriers, or IXCs, six Cellular Mobile Telephone Systems, or CMTS operators, 70 Local Exchange Carriers, or LECs, (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlements with interconnecting IGF operators and CMTS operators for local calls are in the form of access charges. Settlement with interconnecting IXCs and LECs for toll calls are based on hauling and access charges, and to some extent, revenue sharing. Settlement also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges.

c. Proposed Metering of Local Exchange Service

The proposed metering of PLDT’s local exchange service has been temporarily suspended for further review by the NTC.

d. U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies

Effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI, because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In separate orders dated February 7 and 26, 2003, the National Telecommunications Commission, or NTC, confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issues a Public Notice that AT&T’s and MCI’s circuits on the U.S.–Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.–international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

On October 17, 2003, based on negotiations between the NTC and the U.S. FCC to resolve the issue regarding termination rates, the NTC, in the expectation that the U.S. FCC would fully lift the March 10, 2003 Order, lifted its March 12, 2003 Order and directed all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers at mutually acceptable final or interim termination rates and other terms and conditions agreed upon by the parties.

On November 17, 2003, after Smart reached interim agreements with each of AT&T and MCI on September 30 and November 12, 2003, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order with respect to Smart and ordered the U.S. carriers to resume making payments to Smart.

On January 15, 2004, after PLDT reached interim agreements with each of MCI and AT&T and reopened its circuits with these carriers on November 12, 2003 and January 9, 2004, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order also with respect to PLDT and ordered the U.S. carriers to resume making payments to PLDT.

On May 13, 2004, the U.S. FCC partially dismissed and partially denied applications by Philippine carriers, including PLDT, and certain U.S. carriers for review of the March 10, 2003 Order of the International Bureau of the U.S. FCC. In particular, the U.S. FCC affirmed the March 10, 2003 Order’s finding that “Philippine carriers engaged in collective action to “whipsaw” AT&T and MCI.” The U.S. FCC stated, however, that the findings of the March 10, 2003 Order were not findings under the U.S. anti-trust laws and that the U.S. Department of Justice is independently “investigating the possibility of anticompetitive practices among Philippine carriers under its authority pursuant to U.S. anti-trust laws.” The U.S. FCC also upheld the March 10, 2003 Order in respect of the suspension of payments for termination services to the Philippine carriers pending restoration of the circuits. In addition, the U.S. FCC denied a request to modify the March 10, 2003 Order of the International Bureau of the U.S. FCC to restore the Philippines to the list of U.S.-international routes approved for the provision of ISR and to eliminate the current requirement that U.S. carriers make payments in accordance with the U.S. FCC’s International Settlements Policy. Moreover, in a recently announced order, the U.S. FCC has omitted the Philippines from the list of countries exempted from the U.S. FCC’s International Settlements Policy. These requests were dismissed because the U.S. FCC’s recently adopted International Settlements Policy Reform Order eliminated ISR policies and identified the U.S.-Philippines route as eligible for the newly established process of removing the International Settlements Policy. This process will begin with an opportunity for the public to file comments with the U.S. FCC on June 28, 2004.

As of December 31, 2003, the remaining receivables from U.S. carriers amounted to approximately US$28 million, of which US$17 million was attributable to PLDT, US$6 million to Smart and US$5 million to Subic Telecom.

e. Investigation by U.S. Department of Justice

In January 2004, PLDT, a PLDT employee and an employee of Smart received grand jury subpoenas seeking documents and testimony in connection with a criminal investigation being conducted by the U.S. Department of Justice with respect to alleged antitrust violations relating to the provision of international termination services in the Philippines. The U.S. Department of Justice has also requested testimony and documents from Smart in connection with this investigation. Moreover, in March 2004, PLDT (U.S.) Ltd., a subsidiary of PLDT Global, also received a grand jury subpoena seeking documents in connection with this investigation. At this time, the PLDT Group cannot predict the outcome of this investigation.

f. PLDT CBA Negotiations Concluded with a MOA

The negotiations on the Collective Bargaining Agreement for the years 2003-2006 for PLDT’s rank-and-file employees were concluded with the signing of a Memorandum of Agreement between the bargaining parties, the Manggagawa ng Komunikasyon sa Pilipinas Union, or MKP, and the PLDT Management panel, on February 13, 2004. On March 23, 2004, the MKP and the PLDT Management ratified the new three-year CBA.

g. Smart’s Proposed Exchange Offer to Piltel Creditors

On March 23, 2004, Smart sent out invitations to the creditors of Piltel, subject to certain terms and conditions, to offer to sell their indebtedness to Smart in exchange for: (a) cash (in U.S. Dollars or Philippine Pesos); and/or (b) U.S. dollar-denominated loan obligations of Smart; and/or (c) in consideration of delivery of U.S. dollar-denominated bonds guaranteed by the Republic of the Philippines. This offer is only being extended to persons outside of the United States and no jurisdictional means of the United States are being used in connection with the offer. The options available to Piltel creditors are as follows:

•         Cash settlement up to an aggregate amount of US$20 million at a maximum exchange price of US$0.40 for each US$1.00 equivalent of Piltel debt exchanged;

•         US$ Smart debt maturing in December 2007 at the rate of US$0.525 for each US$1.00 equivalent of Piltel debt exchanged, with interest at US$ LIBOR plus 1% per annum, payable quarterly;

•         US$ Smart debt maturing in December 2008 at the rate of US$0.575 for each US$1.00 equivalent of Piltel debt exchanged, with interest at US$ LIBOR plus 1% per annum, payable quarterly;

•         US$ Smart 10-year debt maturing in June 2014, at par by reference to the US$1.00 equivalent of Piltel debt exchanged, with fixed interest at 2.25% per annum, payable quarterly;

•         For Yen Trade creditor, US$ Smart 10-year debt maturing in June 2014, at par by reference to the US$1.00 equivalent of Piltel debt exchanged, with fixed interest at 2.25% per annum, payable quarterly and with an option to elect, by not less than 15 months’ prior notice, for an early repayment at a discount either on December 2007 at 52.5% of the relevant debt amount or on December 2008 at 57.5% of the relevant debt amount; and

•         12-year US$ Republic of the Philippines-guaranteed bonds, at par, with a 2% coupon per annum, payable semi-annually (this option is not available to Piltel bondholders).

Piltel creditors were initially given four weeks from the date the letters of invitation were issued to respond to Smart’s offer. Smart stated in the invitations to the creditors of Piltel that it will only proceed with the debt transaction if the following conditions are met:

•         At least 75% in aggregate of existing Piltel debt by value offered by the creditors is exchanged for one or more of the menu of options;

•         Minimum acceptance thresholds for each facility are met, as follows:

-        100% by principal amount of Yen Trade Facility;

-        67% by principal amount of the Peso and US$ Facility Agreements;

-        US$65 million face value of the bonds (Conversion Notes);

-        67% by principal amount of the US$ Trade Facilities; and

-        50.01% by principal amount of the Term Notes Facility Agreement.

•         Certain waivers/amendments relating to Piltel’s existing indebtedness are obtained, including the termination of the PLDT Letter of Support.

On April 24, 2004, Smart extended the deadline for Piltel creditors to make an offer to sell their Piltel debt for 10 days until April 30, 2004. On May 3, 2004, Smart granted one further extension of the deadline for Piltel creditors to make offers to sell their Piltel debt until May 31, 2004.

As of June 8, 2004, Smart had received offers from Piltel creditors representing approximately 69% in aggregate of the outstanding restructured Piltel debt, to sell their Piltel debt to Smart.

Some Piltel creditors who opted not to participate in the transaction nonetheless have indicated that they will consent to certain amendments to the agreements governing Piltel’s restructured indebtedness, thus permitting Smart to achieve its overall commercial objectives in proceeding to close the transaction. Given this development, the Board of Directors of PLDT has authorized Smart to proceed with the transaction despite not having met the abovementioned 75% aggregate acceptance level.

Based on the offers received by Smart, the following is a breakdown of the options to be allocated to the participating Piltel creditors and their percentages of the total amount of Piltel’s outstanding restructured debt:

	Allocation
Option	Amount	%	Exchange Ratio (%)	New Debt/Cash Outlay of Smart
	(in millions, except percentage)

2014 Smart Debt*	US$271.5	65.4	100.0	US$271.5
2007 Smart Debt	6.9	1.7	52.5	3.6
2008 Smart Debt	5.0	1.2	57.5	2.9
Cash	3.8	0.9	40.0	1.5
Total	US$287.2	69.2		US$279.5

* Included in Other Creditors are creditors representing 9.2% of Piltel’s outstanding restructured debt equivalent to US$38.1 million who had chosen the Republic of the Philippines-guaranteed bond option and are going to be allocated their chosen alternative option. After intensive efforts to arrange an appropriate Republic of the Philippines-guaranteed facility, Smart has determined that it would not be possible to arrange this facility in time for the proposed closing of the transaction. Accordingly, Smart will be advising those creditors who chose the Republic of the Philippines-guaranteed bond option of its decision to provide them with their alternative selection, which in all cases, is the 2014 Smart debt.

Based on the allocation above, Smart will be issuing US$278 million of new debt and paying US$1.5 million of cash upfront. Smart currently plans to close this debt transaction in the month of July 2004. Closing is subject to, among other things, the trustees and agents of the various Piltel debt facilities confirming their ability to act in the manner contemplated by the invitation, including to enable implementation of the relevant waivers and amendments.

In anticipation of the successful closure of the debt exchange transaction and after having now received consents from its creditors, Smart intends to commence the process of acquiring PLDT’s equity interests in Piltel consisting of 767 million common shares (representing 45.3% of Piltel’s outstanding common shares) and 59 million shares of Series K, Class I Convertible Preferred Stock (convertible into Piltel common stock at a ratio of 170:1). The consideration for the share transfer will be determined at a later date. Smart expects to complete this part of the transaction later in the second half of 2004 and expressed no intention to enter into a statutory merger with Piltel or to use Piltel as a backdoor listing vehicle.

29.     Changes in Presentation of Comparative Consolidated Financial Statements

We have reclassified certain accounts in 2002 and 2001 audited consolidated financial statements to conform with our 2003 financial statements presentation.