Form 20-F
period 2004-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2005-06-30
CIK 78150

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from _________ to _________

Commission file number 1-03006

Philippine Long Distance Telephone Company

(Exact name of Registrant as specified in its charter)

Republic of the Philippines

(Jurisdiction of incorporation or organization)

Ramon Cojuangco Building

Makati Avenue

Makati City, Philippines

(Address of principal executive or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Capital Stock, Par Value Five Philippine Pesos Per Share	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, each representing one share of Common Capital Stock	New York Stock Exchange Archipelago Exchange
Series III Convertible Preferred Stock, Par Value Ten Philippine Pesos Per Share	New York Stock Exchange*
Global Depositary Shares, evidenced by Global Depositary Receipts, each representing one share of Series III Convertible Preferred Stock	New York Stock Exchange

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
10.625% Notes due 2007

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report.

As at December 31, 2004:
170,213,722 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
460,479,661 shares of Serial Preferred Stock, Par Value Ten Philippine Pesos Per Share

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
Overview
Historical Background and Development
Organization
Strengths
Strategy
Wireless
Fixed Line
Information and Communications Technology
Wireless Network Infrastructure
Fixed Line Network Infrastructure
Interconnection Agreements
Licenses and Regulation
Competition
Environmental Matters
Intellectual Property Rights
Properties
Item 5.	Operating and Financial Review and Prospects
Overview
Critical Accounting Policies
Results of Operations
Liquidity and Capital Resources
Impact of Inflation and Changing Prices
Other Information
Item 6.	Directors, Senior Management and Employees
Directors, Key Officers and Advisors
Terms of Office
Family Relationships
Compensation of Key Management Personnel of the PLDT Group
Executive Stock Option Plan
Share Ownership
Audit, Nomination, Executive Compensation and Finance Committees
Employees and Labor Relations
Pension and Retirement Benefits
Legal Proceedings
Item 7.	Major Shareholders and Related Party Transactions
Related Party Transactions
Item 8.	Financial Information
Consolidated Statements and Other Financial Information
Legal Proceedings
Dividend Distribution Policy
Item 9.	The Offer and Listing
Common Capital Stock and Amercian Depositary Receipts (“ADRs”)
Series III Convertible Preferred Stock and Global Depositary Receipts (“GDRs”)
Item 10.	Additional Information
Articles of Incorporation and By-Laws
Material Contracts
Exchange Controls and Other Limitations Affecting Securities Holders
Taxation
Documents on Display
Item 11.	Quantitative and Qualitative Disclosures About Market Risks
Liquidity Risk Management
Foreign Exchange Risk Management
Interest Rate Risk Management
Item 12.	Description of Securities Other than Equity Securities
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Business Conduct and Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemption from the listing Standards for Audit Committees
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchaser
PART III
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits
EXHIBIT INDEX
CERTIFICATION

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 –Basis of Consolidated Financial Statemenst Preparation to the accompanying consolidated financial statements in Item 18 for a list of these subsidiaries, including a description of their respective principal business activities).

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine peso” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States, all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan, and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php56.341 to US$1.00 on December 31, 2004. On June 28, 2005, the volume weighted average exchange rate quoted was Php55.579 to US$1.00.

In this report, each reference to:

•         ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, our wholly-owned subsidiary;

•         AIL means ACeS International Limited;

•         AMPS means advanced mobile phone system;

•         BCC or Bonifacio Communications Corporation, our 75%-owned subsidiary;

•         BSP means Bangko Sentral ng Pilipinas;

•         CDMA means code division multiple access;

•         Clark Telecom means PLDT Clark Telecom, Inc., our wholly-owned subsidiary;

•         DigiPar means Digital Paradise, Inc., a 67.79%-owned subsidiary of ePLDT;

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

•         Maratel means PLDT-Maratel, our 97.5%-owned subsidiary;

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

•         Piltel means Pilipino Telephone Corporation, an associate in which we have a 92.1% ownership interest and which is treated as a consolidated subsidiary under U.S. GAAP;

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

•         Ventus means ePLDT Ventus, Inc., a wholly-owned subsidiary of ePLDT;

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

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between results implied by the forward-looking statements, assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

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

	Consolidated Financial Data
	Years Ended December 31,
	2004	2004(1)	2003(2)	2002(2)	2001(2)	2000(2)
	(in millions, except operating income (loss) per share, earnings per common share, ratio of earnings to fixed charges and dividends declared per common share)
Amounts in conformity with U.S. GAAP:
Statements of Operating Data:
Operating Revenues	Php121,221	US$2,151	Php111,200	Php93,831	Php80,294	Php60,348
Service	114,952	2,040	100,486	81,686	67,279	55,586
Non-service	6,269	111	10,714	12,145	13,015	4,762
Operating Expenses	72,682	1,290	77,821	81,802	88,288	49,824
Operating Income	48,539	861	33,379	12,029	(7,994)	10,524
Operating income (loss) per share
Basic	266.73	4.73	179.04	55.47	(59.52)	58.82
Diluted	252.20	4.48	165.37	52.23	(59.52)	58.82
Net income (loss)	28,101	499	11,045	(6,158)	(27,782)	(29,258)
Earnings per common share(3)
Basic	146.32	2.60	47.20	(52.08)	(176.85)	(193.48)
Diluted	145.30	2.58	45.72	(52.08)	(176.85)	(193.48)
Balance Sheets Data:
Cash and cash equivalents	27,321	485	19,372	10,974	4,276	9,674
Total assets	279,639	4,963	276,364	269,387	284,877	326,153
Total long-term debt - net of current portion	131,377	2,332	160,464	171,283	169,870	179,068
Long-term debt	159,397	2,829	184,274	190,908	190,099	191,925
Total debt(4)	159,455	2,830	186,407	191,668	196,561	196,042
Total liabilities(5)	215,743	3,829	236,633	240,622	249,563	238,915
Total stockholders’ equity	48,079	853	24,745	16,413	24,472	86,528
Other Data:
Depreciation and amortization	20,098	357	21,812	17,566	16,218	12,756
Ratio of earnings to fixed charges(6)	4.1x	4.1x	2.0	–	–	–
Net cash provided by operating activities	Php62,860	Php1,116	Php42,582	Php39,722	Php20,113	Php20,727
Net cash used in investing activities	24,764	440	20,021	17,167	29,376	25,183
Net cash provided by (used in) financing activities	(30,078)	(534)	(14,135)	(15,954)	3,841	5,511
Dividends declared to common shareholders	–	–	–	–	202	752
Dividends declared per common share(7)	–	–	–	–	1.20	4.80

_____________

(1)   We maintain our accounts in Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2004, has been translated into U.S. dollars at the exchange rate of Php56.341 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2004. This translation should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)     As reclassified to conform with the 2004 presentation, see Note 26 – Changes in Presentation of Comparative Consolidated Financial Statements to the accompanying consolidated financial statements in Item 18.

(3)     In 2002, 2001 and 2000 our convertible preferred shares were deemed anti-dilutive based on a calculation of the required dividends on preferred shares for each series of convertible preferred shares divided by the number of equivalent common shares assuming such preferred shares were converted into common shares and compared against the basic earnings per share. Since the amount of dividends on preferred shares over the equivalent number of common shares were greater than the basic earnings per share, the amounts for basic and diluted earnings per share are the same.

(4)     Total debt represents current portion of long-term debt, long-term debt—net of current portion and notes payable

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

Due to PLDT’s net losses in 2002, 2001 and 2000 the coverage ratio on a consolidated basis was less than 1.0x in these years. In order to achieve a coverage ratio of 1.0x, we would have had to generate additional consolidated earnings of Php2,4634 million, Php30,126 million and Php35,509 million for each of the three years ended December 31, 2002, 2001 and 2000, respectively.

(7)     The most recent cash dividend declaration made by PLDT on its common stock was on May 5, 2005 at Php21 per common share to holders of record as at June 3, 2005 payable on July 14, 2005. On March 1, 2005, PLDT declared a cash dividend at Php14 per common share to holders of record as at March 31, 2005 which was paid on May 12, 2005. This was the first cash dividend declaration to common shareholders since March 2001.

Capital Stock

The following table summarizes PLDT’s capital stock outstanding as at December 31, 2004, 2003 and 2002.

	December 31,
	2004	2003	2002
	(in millions)
Serial Preferred Stock
10% Cumulative Convertible Preferred Stocks
A to EE	Php4,091	Php4,099	Php4,068
Series III	46	46	46
Convertible Preferred Stocks Subject to Mandatory Redemption
Series V(1)	22	26	25
Series VI(1)	47	47	49
Series VII(1)	38	38	36
Cumulative Non-convertible Redeemable Preferred Stock
Series IV	360	360	360
	Php4,604	Php4,616	Php4,584
Common Stock	Php851	Php847	Php847

___________

(1) Preferred stock subject to mandatory redemption in 2008 and 2009 (see Note 14 – Preferred Stock Subject to Mandatory Redemption to the accompanying consolidated financial statements in Item 18 for further discussion).

Dividends Declared

	Years Ended December 31,
	2004	2003	2002
Cash dividends declared per share of PLDT’s common stock, in pesos (1)	Php–	Php–	Php–

_____________

(1) The most recent cash dividend declaration made by PLDT on its common stock was on May 5, 2005 at Php21 per common share to holders of record as at June 3, 2005 payable on July 14, 2005. On March 1, 2005, PLDT declared a cash dividend at Php14 per common share to holders of record as at March 31, 2005 which was paid on May 12, 2005. This was the first cash dividend declaration to common shareholders since March 2001.

Dividends Paid

A summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars follows:

	In Philippine Peso	In U.S. Dollars
2000
January 14	1.20	0.030
April 14	1.20	0.029
July 15	1.20	0.027
October 15	1.20	0.025
2001
January 15	1.20	0.023
April 16	1.20	0.024
2002	–	–
2003	–	–
2004	–	–
2005 (through June 28, 2005)	14.00	0.248
___________

(Note: Dividends on PLDT's common stock were declared and paid in Philippine peso. For the convenience of the reader, the peso dividends are translated into U.S. dollars based on exchange rates on the respective dates of dividend payments. Dividends paid in January of each of the calendar years 2000-2001 were declared in the preceding December. Accordingly, total amounts shown for cash dividends declared under “Dividends Declared” above may differ from the amounts shown for cash dividends paid under “Dividends Paid.”)

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

The following shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End	Average(1)	Low(2)	High(3)

2000	Php49.986	Php44.179	Php39.830	Php51.680
2001	51.690	51.009	47.550	55.013
2002	53.254	51.583	49.336	53.841
2003	55.586	54.215	52.021	55.767
2004	56.341	56.044	55.142	56.443
2005 (through June 28, 2005)	55.579	54.815	53.912	56.226

_____________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the period.

(2) Lowest exchange rate for the period.

(3) Highest exchange rate for the period.

	Month
	Period End	Average(1)	Low(2)	High(3)
2004
December	Php56.341	Php56.044	Php55.142	Php56.443
2005
January	55.097	55.707	55.097	56.226
February	54.685	54.791	54.556	55.176
March	54.747	54.430	53.912	54.964
April	54.332	54.472	54.053	54.902
May	54.489	54.349	53.976	54.706
June (through June 28, 2005)	55.579	55.176	54.496	55.793

_____________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the month.

(2) Lowest exchange rate for the month.

(3) Highest exchange rate for the month.

This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the exchange rate as at December 31, 2004 of Php56.341 to US$1.00. You should not assume that such peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at June 28, 2005, the exchange rate quoted through the Philippine Dealing System was Php55.579 to US$1.00.

Risk Factors

Risks Relating to Us

Our substantial indebtedness could impair our ability to fulfill our financial obligations, service our other debt, carry out new financings or incur capital expenditures

We have substantial indebtedness. As at December 31, 2004, we had consolidated total indebtedness of approximately Php159,455 million (US$2,830 million), including short-term debt of approximately Php58 million (US$1 million) and a consolidated ratio of debt to equity (total debt on a consolidated basis divided by total equity) of 3.32x. Our consolidated ratio of earnings to fixed charges was less than the minimum required ratio of 1.0x for the years ended December 31, 2002, 2001 and 2000. For an explanation on how we calculate our consolidated ratio of earnings to fixed charges, see footnote 6 to our consolidated financial data table under “Selected Financial Data” and Exhibit 7 in “Item 19.” Our existing debt contains covenants which, among other things, require PLDT to maintain certain financial ratios calculated on the basis of Philippine GAAP on a consolidated and non-consolidated basis, limit our ability to incur indebtedness, make investments, incur expenditures and pay dividends. Financial statements prepared in conformity with Philippine GAAP differ in some material respects from financial statements prepared in conformity with U.S. GAAP. For a description of some of these covenants, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Debt Covenants.”

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

•         limit our ability to incur capital expenditures; and

•         place us at a competitive disadvantage compared to our competitors.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. An inability to effect these measures successfully could result in a declaration of default and an acceleration of some or all of our indebtedness. Moreover, we expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

We may not be able to maintain compliance with restrictive covenants and ratios imposed by our indebtedness

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated on the basis of Philippine GAAP, at relevant measurement dates, principally at the end of each quarterly period. Financial statements prepared in conformity with Philippine GAAP differ in some material respects from financial statements prepared in conformity with U.S. GAAP.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximately 98% of our total consolidated debts are denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by approximately 3% against the U.S. dollar to an average of Php56.044 to US$1.00 in 2004 from an average of Php54.215 to US$1.00 in 2003. As at December 31, 2004, the exchange rate was Php56.341 to US$1.00, equivalent to a 1% depreciation of the peso relative to the rate at the end of 2003. In addition, certain of our financial ratios are adversely affected by increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.

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

We have maintained compliance with all of our financial ratios and covenants as measured under Philippine GAAP under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios became more restrictive towards the end of 2004, and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with such ratios in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Creditors of our subsidiaries will have superior claims to our subsidiaries’ cash flow and assets

A growing portion of our consolidated operating revenues and cash flow from operations is derived from our subsidiaries, particularly Smart. Smart and some of our other subsidiaries have significant internal cash requirements for debt service, capital expenditures and operating expenses and so may be financially unable to pay any dividends to PLDT. In addition, some of our subsidiaries are subject to covenants that restrict them from distributing cash to PLDT except under certain circumstances. In particular, Smart is subject to loan covenants that restrict its ability to distribute cash to PLDT. Although Smart received consents under its relevant loans that permitted it to make dividend payments to PLDT in December 2002, June 2003, November 2003, May 2004 and December 2004, we cannot assure you that PLDT will continue to receive dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or investee in the future.

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

Our businesses require substantial capital investment, which we may not be able to finance

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks and services, require substantial ongoing capital investment. Our consolidated capital expenditures in 2004 and 2003 totaled Php19,268 million and Php17,943 million, respectively. Our 2005 budget for consolidated capital expenditures is approximately Php18,000 million, of which approximately Php8,000 million is budgeted to be spent by PLDT, approximately Php9,000 million is budgeted to be spent by Smart and the balance represents other subsidiaries’ capital spending. PLDT’s capital spending is intended principally to finance the continued build-out of its data and internet protocol infrastructures and for its fixed line data services and the maintenance of its network. Smart’s capital spending is focused on expanding and upgrading its transmission network facilities to meet increased demand for cellular services.

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

Our ability to raise new financing to fund our working capital, capital expenditures and other needs depends on many factors beyond our control

We may require new external financing in order to fund all of our operating, investment, capital expenditures and debt service requirements. Our ability to arrange for this and other financing and the cost of such financing will be dependent on numerous factors outside of our control, including:

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

If the peso depreciates against the U.S. dollar, our financial position could be materially and adversely affected

Substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, but a significant portion of our revenues is denominated in pesos. As at December 31, 2004, approximately 98% of our total consolidated debts are denominated in U.S. dollars and other foreign currencies. A depreciation of the peso against the U.S. dollar increases the amount of our debt obligations and operating and interest expenses in peso terms. In the event that the peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations (such as by raising our service rates, including through adjustments to rates for local exchange service based on movements in the peso-to-dollar exchange rate) and other means to offset the resulting increase in our obligations in peso terms. Further, these changes could cause us not to be in compliance with the financial covenants imposed by our lenders under certain loan agreements and other indebtedness.

During the last decade, the peso has generally depreciated against most foreign currencies. In addition, during this period, the Philippine economy has also, from time to time, experienced periods of concentrated peso devaluation and limited availability of foreign currency. Since June 30, 1997, when the BSP announced that it would let market forces determine the value of the peso, the peso has experienced a significant decline against the U.S. dollar. It depreciated from Php26.376 to US$1.00 on June 30, 1997 to Php56.341 to US$1.00 as at December 31, 2004. The peso declined by approximately 1% against the U.S. dollar to Php56.341 to US$1.00 as at December 31, 2004 from Php55.586 to US$1.00 as at December 31, 2003. The peso has also been subject to significant fluctuations. For example, during 2004 and 2003, the peso recovered to a high of Php52.021 to US$1.00 on May 9, 2003 and depreciated to a low of Php56.443 to US$1.00 on October 14, 2004. The peso may again be subject to significant fluctuations and may depreciate due to a range of factors, including:

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

Although revenue generated from our international long distance business increased in 2004 and 2003, primarily due to increased termination rates in 2004 and 2003, we anticipate that revenues from international communications and information services, including our services, will continue to decline in the future, primarily due to:

•         installed and expanding fiber networks and satellite capacities that provide substantially more transmission capacity than may be needed in the short or medium term;

•         substantial increases in the transmission capacity of new and existing networks, including those operated by our competitors, due to recent technological advances;

•         advances in technology;

•         increased competition from other domestic and international telecommunications providers;

•         alternative providers offering internet telephony and broadband capacity; and

•         unauthorized traffic termination and bypass routings by international simple resale operators.

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

The cellular telecommunications industry in the Philippines has been particularly competitive, as operators have sought to develop and maintain market shares and to attract new subscribers. Our principal cellular competitor, Globe Telecom, Inc., or Globe, acquired another telecommunications provider, Isla Communications Company, Inc., or Islacom, on June 27, 2001, thereby strengthening Globe as a competitor. Further consolidation in the industry could result in more vigorous competition. Digital Telecommunications Philippines, Inc., or Digitel, which was awarded a license to operate cellular telecommunications services in 2000, launched its cellular service, Sun Cellular, on March 29, 2003. In addition, the NTC has awarded a license to Bayan Telecommunications Philippines, Inc., or BayanTel, to operate cellular telecommunications services, but as of the filing of this annual report has not yet commenced cellular operations. The recent entry of Digitel has created and the recent grant of a license to Bayantel is expected to create additional competition in the industry. In the future, the government may allocate further frequencies and award additional cellular telecommunications licenses, which would further increase competition.

Competitive pressures on our cellular rates may affect our cellular revenues and revenue growth. For example, our prepaid subscribers can, using their existing handsets, switch to one of our competitors by having their handsets “unlocked” from our service for a fee and purchasing a new SIM card from the desired operator. As a result of competitive pressures, we have not increased our cellular rates to reflect fluctuations in the peso to U.S. dollar exchange rate since November 1998. Moreover, competitive pressures require us to continuously innovate our products and to conduct promotions, which may affect our cellular revenues and revenue growth. For example, in order to test the market demand for fixed rate or “bucket” plans for voice and text services and in response to similar types of promotions launched by our competitors, we launched in March and April 2005 the Smart 258 Unlimited Call and Text promotions pursuant to which all Smart and Talk ‘N Text prepaid subscribers had the option to avail themselves of unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messages at a fixed rate. We cannot assure you that incurring these marketing expenses for these promotions and responding to rate pressures and the potential loss of customers arising from increased competition will not have a material adverse effect on our financial performance.

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

Our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer services that meet customer demands on a competitive and timely basis. We cannot assure you that we will be able to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate or effective manner. Future development of new technologies, services or standards could require significant changes to our business model which could necessitate substantial new investments. In addition, new products and services may be expensive to develop and may result in increased competition. We cannot accurately predict how emerging and future technological changes will affect our operations and financial results. Furthermore, the development and introduction of new technologies by us or our competitors may cause significant portions of our existing assets to become obsolete and suffer an impairment in value earlier than their anticipated useful lives and require us to accelerate their depreciation. In 2001, we recognized impairment charges in respect of Smart’s analog assets and Smart’s unamortized intangible asset relating to analog customer lists. Piltel recognized impairment losses in respect of its AMPS/CDMA and Executive Order No. 109, or E.O. 109 assets in 2001 and 2002, respectively.

The cellular telecommunications industry may not continue to grow or may grow at a slower rate

The majority of our consolidated operating revenues is currently derived from our cellular services. As a result, we depend on the continued development and growth of the cellular telecommunications industry. Growth of the cellular communications market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices and consumer preferences. Any economic, technological or other developments resulting in a reduction in demand for cellular services may harm our business.

Our businesses depend on the reliability of our network infrastructure, which is subject to physical, technological and other risks

We depend to a significant degree on an uninterrupted operation of our network to provide our services. We also depend on robust information technology systems to enable us to conduct our operations. The development and operation of our telecommunications networks are subject to physical, technological and other risks, which may cause interruptions in service or reduced capacity for customers. These risks include:

•         physical damage;

•         power loss;

•         capacity limitation;

•         equipment failure;

•         software defects; and

•         breaches of security by computer viruses, break-ins or otherwise.

The occurrence of any of these risks could have a material adverse effect on our ability to provide services to customers and our ability to attract and retain subscribers, which could have a material adverse effect on our business.

Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debts or other obligations and that its creditors will not take measures to enforce their claims

Piltel has experienced significant financial difficulties in recent years. It has restructured substantially all of its debts in accordance with its debt restructuring plan, which was signed on June 4, 2001. While Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, of Piltel’s total outstanding restructured debt at that time, in exchange for US$283.2 million, or Php15,854 million in July 2, 2004, in new debt of Smart and US$1.5 million, or Php84 million, in cash, in a debt exchange offer conducted by Smart in 2004, we cannot assure you that Piltel will be able to pay the claims relating to its remaining restructured debt or to restructure or otherwise pay the claims relating to its unrestructured debt or that Piltel will have sufficient cash flow to meet its debt service and other payment obligations.

As at December 31, 2004, Piltel had an aggregate principal amount of Php52 million of unrestructured debt. Piltel does not intend to make any payments in respect of this debt unless and until it reaches a restructuring agreement with the creditors holding the obligations. If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit itself to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation.

The franchise of Smart may be revoked due to its failure to conduct a public offering of its shares by August 2004

Smart has publicly stated that it believes that it had ten years from the commencement of its operations, or until August 2004, to conduct a public offering of its shares required under the Public Telecommunications Policy Act, or R.A. No. 7925. As Smart has not conducted a public offering of its shares, the Philippine Congress may revoke the franchise of Smart for its failure to comply with the requirement under R.A. No. 7925 on the public offering of its shares. Moreover, a quo warranto case may be filed against Smart by the Office of the Solicitor General of the Philippines for the revocation of the franchise of Smart on the ground of violation of R.A. No. 7925. A bill is currently pending in the Philippine Senate, pursuant to which a telecommunications entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-thirds of its outstanding voting shares are owned and controlled, directly or indirectly, by a listed company. However, we cannot assure you that such bill will be enacted and that the franchise of Smart will not be revoked due to Smart’s failure to timely conduct a public offering of its shares.

A significant number of PLDT’s shares are held by two separate shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT

Affiliates of First Pacific directly or indirectly own approximately 31.2% of PLDT’s common stock as at December 31, 2004. This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership. NTT Communications owns 14.8% of PLDT’s common stock as at December 31, 2004 and has contractual veto rights over a number of major decisions and transactions that PLDT could make or enter into, including:

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

•         merger or consolidation; and

•         the provision of financial support to Piltel in excess of that remaining available under the PLDT Letter of Support, or LOS.

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

If a major shareholder sells its interest in PLDT, the transaction may result in an event of default

If First Pacific or NTT Communications sells all or a portion of its equity interest in PLDT, in certain circumstances, such sale may give rise to an obligation for us to make an offer to purchase or prepay our outstanding debt under our 10.625% Notes due 2007 and our 11.375% Notes due 2012, our JP¥9,760 million loan agreement with Japan Bank for International Cooperation, or JBIC, (formerly known as the Export-Import Bank of Japan) and our JP¥5,615 million syndicated term loan facility, and may result in a default under some of Smart’s loan agreements. As at December 31, 2004, Php25,633 million in principal amount of PLDT’s indebtedness is directly subject to a change in control offer to purchase or prepay requirement and Php14,787 million in principal amount of Smart’s indebtedness is subject to an event of default in the event of a change in control of PLDT. If we fail to complete a required change in control offer, to purchase or prepay the affected debts, all of our debt could become immediately due and payable as a result of various cross-default provisions. See Note 12 – Interest-bearing Financial Liabilities — Long-term Debt — Debt Covenants to the accompanying consolidated financial statements in Item 18.

Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises and rates

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress. Additionally, PLDT operates pursuant to various provisional authorities and certificates of public convenience and necessity, or CPCNs, which are granted by the NTC and expire between now and 2028. Some of PLDT’s CPCNs and provisional authorities have already expired. However, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decisions on these extensions. Smart also operates its cellular, international long distance, national long distance and global mobile personal communications via satellite services pursuant to CPCNs, which will expire upon the expiration of its franchise. Smart’s franchise is due to expire on March 27, 2017, 25 years after the date on which its current franchise was granted. Smart operates international private leased circuits under a provisional authority, which expired on May 6, 2003. Smart applied for an extension of this provisional authority prior to its expiration. While an extension has not yet been formally granted, since PLDT and Smart filed the applications for extension on a timely basis we expect that these extensions will be granted. However, we cannot assure you that the NTC will grant these extensions. If a CPCN has not been issued, the NTC may permit an operator to provide services pursuant to a provisional authority. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned. However, we cannot assure you that our franchises, CPCNs and provisional authorities will be renewed. For a description of our licenses, see “Item 4. Information on the Company — Licenses and Regulation.”

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

In the first quarter of 2005, House Bill No. 926 was filed and is now pending in the House of Representatives of the Philippines. The proposed bill provides for the cancellation of the currency exchange rate mechanism pursuant to which utility companies, including us, are permitted to adjust our monthly local exchage service rates according to changes in the peso-to-U.S. dollar exchange rate. If this bill is passed into law or if the NTC issues guidelines to change the basis of the currency exchange rate mechanism mechanism, our ability to generate U.S. dollar linked revenues from our local exchange business could be adversely affected. A decline in our foreign currency-linked revenues could increase our exposure to risks from declines in the value of the Philippine peso against the U.S. dollar.

The NTC may implement changes in existing regulations and introduce new regulations, which may result in increased competition and may have negative implications for our revenues and profitability

On June 16, 2000, the NTC issued Memorandum Circular No. 13-6-2000 proposing that Philippine cellular operators, including Smart and Piltel, be required, among other things:

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

The NTC has also issued draft guidelines regarding the assignment and allocation of 3G and VoIP licenses and frequency bands, which are still subject to further discussions with incumbent operators and other market participants. We cannot predict what the final implementation guidelines for these services will contain, nor can we determine the timing of when these regulations will be implemented. In addition, we cannot assure you that other regulatory changes initiated by the NTC will not lead to increased competition and that it will not have an adverse effect on our business, results of operations and prospects.

The Philippine Government may impose new taxes and/or implement higher tax rates which may have negative implications for our revenues and profitability

On May 24, 2005, the President signed into law Republic Act No. 9337 amending certain sections of the National Internal Revenue Code with effect on July 1, 2005. In particular, the following amendments may negatively impact our profitability:

•         increase of the income tax rate for corporations from 32% to 35% effective July 1, 2005, followed by a reduction to 30% effective January 1, 2009;

•         conferment upon the President, upon the recommendation of the Secretary of Finance, of the power to raise the value-added tax, or VAT, rate from 10% to 12% effective January 1, 2006, after any one of the following conditions has been satisfied;

a.       VAT collection as a percentage of the Gross Domestic Product, or GDP, exceeds 2.8% in 2005; or

b.       the fiscal deficit as a percentage of GDP, which represented 3.8% in 2004, exceeds 1.5% in 2005.

•         limited claim of input tax credits to 70% of output tax; and

•         input tax on capital goods spread evenly over 5 years or estimated useful life, whichever is shorter.

We can not assure you that the proposed increase in taxes will not have a material adverse effect on our revenues, profitability and cash flows.

Moreover, the Philippine Congress is considering five bills which were filed prior to the signing into law of R. A. 9337. Each of the proposed bill, if passed by Congress and enacted into law, would impose a 7% or 10% tax on the gross receipts of cellular operators. The proposed taxes would apply to both cellular calls and cellular data revenues and prohibit cellular operators from imposing additional charges or fees to compensate for the imposition of the proposed taxes. In addition, several bills have also been submitted for consideration by Congress, each of which, if passed by Congress and enacted into law, would impose a franchise tax at a rate of 7% or 5% tax on gross receipts of all telecommunications companies in lieu of the currently applicable 10% VAT. We cannot assure you that we would be able to impose additional charges or fees to compensate for the imposition of such taxes.

Risks Relating to the Philippines

Our business may be affected by political or social instability in the Philippines

In the past four years, an increasing number of kidnappings, criminal and terrorist activities have occurred in Mindanao, principally led by the extremist "Abu Sayyaf" group, which reportedly has ties to the Al-Qaeda terrorist network. There have been a series of bombing incidents in key cities in Mindanao, including Davao City. The armed conflict between the Philippine military and the communist Moro Islamic Liberation Front also continues in Mindanao. This social unrest negatively impacted the operations of Piltel’s fixed line business in Mindanao.

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

The presidential election held on May 10, 2004 , resulted in a victory by the incumbent President Gloria Macapagal-Arroyo who successfully retained her post. The opposition has alleged irregularities in the presidential election, such as stolen ballots and vote buying. The Philippine Congress also commenced an inquiry into a wire tapped audio tape which contains a conversation allegedly between President Gloria Macapagal-Arroyo and a commissioner of the Commission on Elections discussing the vote count on the presidential election held on May 10, 2004. On June 27, 2005, President Gloria Macapagal-Arroyo publicly stated that she did speak to a commissioner of the Commission on Elections in order to protect her votes, but not to influence the outcome of the election. Moreover, the Philippine Congress announced in May 2005, that it would begin an inquiry into allegations that President Gloria Macapagal-Arroyo’s family was involved in a gambling scandal. We cannot assure you that political events or terrorists’ activities will not result in major public protest or the involvement of the military in politics. Any political instability in the future may have a negative effect on our results of operations and financial condition. We cannot assure you that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies conducive to sustained economic growth or which do not impact adversely on the current regulatory environment for telecommunications or other companies.

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

In 2004, the Philippine government incurred a fiscal deficit of Php184,051 million which was lower by approximately 8% from the Php199,900 million incurred in 2003. The fiscal deficit incurred for 2004 represents 3.8% of the nominal gross domestic product. In order to reduce the fiscal deficit, the Philippine Government is targeting to generate additional revenues of over Php180 billion per year through executive reforms and implementing a legislative revenue agenda. In particular, on May 24, 2005, the President signed into law Republic Act No. 9337, which increases the income tax rate for corporations from 32% to 35% effective July 1, 2005, followed by a reduction to 30% effective January 1, 2009, and confers upon the President, upon the recommendation of the Secretary of Finance, the power to raise the VAT rate from 10% to 12% effective January 1, 2006, if either (i) the VAT collection as a percentage of GDP exceeds 2.8% in 2005 or (ii) the fiscal deficit as a percentage of GDP, which represented 3.8% in 2004, exceeds 1.5% in 2005. Moreover, the Philippine Government is considering the following additional measures that, if implemented, would impact us:

•  adoption of gross income taxation; and

•  re-imposition of franchise tax on telecommunications companies.

On May 30, 2005, Fitch Ratings revised the outlook on PLDT’s long-term foreign currency rating to stable from negative. Simultaneously, Fitch has affirmed PLDT’s long-term foreign currency rating, global bonds and senior notes at “BB” and PLDT’s convertible preferred stock at “B+”. PLDT’s long-term local currency rating has also been affirmed at “BB+” and the stable outlook on this rating remains in place. The rating actions reflect Fitch’s decision to revise its outlook on the Republic of the Philippines’ “BB” long-term foreign currency rating to stable from negative.

On February 16, 2005, Moody’s Investor’s Service, Inc., or Moody’s, downgraded the foreign currency senior unsecured debt rating of PLDT to Ba3 from Ba2 with a stable outlook. The rating action was taken as part of Moodys’ two-notch downgrade of the Republic of the Philippines’ foreign currency country ceiling to B1 from Ba2. On the same date, Moody’s affirmed PLDT’s B1 preferred stock rating with a stable outlook. Moody’s views that there is a differential between PLDT’s foreign currency rating and the Philippine sovereign rating because foreign currency bonds subject to international law are less likely to be subject to a debt moratorium than foreign currency obligations subject to local law. According to Moody’s, PLDT’s foreign currency debt rating is a function of its own risk of default and the probability of a Philippine government default on its foreign debt, the likelihood that the Philippine government would declare a moratorium in the event of a default, and if it did, the chances that it would exempt companies such as PLDT.

On January 17, 2005, Standard and Poor’s Rating Group, or Standard and Poor’s, revised its long-term foreign currency rating on PLDT from “BB” to “BB-” (BB minus) with a stable outlook. The rating action was taken immediately after Standard and Poor’s downgraded the foreign currency rating on the Republic of the Philippines to “BB-” (BB minus).

The growing government fiscal deficit and a global increase in oil prices have resulted in increased concerns about the political and economic stability in the Philippines. This, in turn, has resulted in the depreciation of the peso against the U.S. dollar and the volatility of the prices of shares traded on the domestic stock market. We cannot assure you that these factors will not affect our results of operations in a materially adverse manner.

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

We cannot assure you that foreign exchange controls will not be imposed in the future. If imposed, these restrictions could materially and adversely affect our ability to obtain foreign currency to service our foreign currency obligations.

The occurrence of natural catastrophes may materially disrupt our operations

The Philippines has experienced a number of major natural catastrophes over the years including typhoons, volcanic eruptions and earthquakes that may materially disrupt and adversely affect our business operations. We cannot assure you that the insurance coverage we maintain for these risks will adequately compensate us for all damages and economic losses resulting from natural catastrophes.

Item 4. Information on the Company

Overview

We are the leading national telecommunications service provider in the Philippines. Through our three principal business groups — wireless, fixed line, and information and communications technology — we offer a wide range of telecommunications services to over 21 million wireless and fixed line subscribers in the Philippines across the nation's most extensive fiber optic backbone and fixed line, cellular and satellite networks.

We are the leading fixed line service provider in the Philippines with approximately 62% of the total reported fixed lines in service nationwide as at December 31, 2004. Smart, our wholly-owned subsidiary, is the leading cellular service provider in the country, with approximately 44% of total reported cellular subscribers as at December 31, 2004. Piltel, our 92.1%-owned subsidiary, had approximately 14% of total reported cellular subscribers as at December 31, 2004. We have interests in the information and communications technology sectors, including Infocom, one of the leading ISPs in the Philippines.

Our common shares are listed and traded on the Philippine Stock Exchange, or PSE, and our American Depositary Shares are listed and traded on the New York Stock Exchange and the Archipelago Exchange in the United States. We had a market capitalization of approximately Php252,568 million (US$4,483 million) as at May 31, 2005, representing one of the largest market capitalizations among Philippine-listed companies. For the year ended December 31, 2004, we had consolidated operating revenues of Php121,221 million (US$2,152 million).

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

Since the implementation of its Subscriber Investment Plan, or SIP, in 1973 pursuant to Presidential Decree No. 217, which, until April 21, 2003, required telephone subscribers to purchase shares of PLDT's preferred stock, PLDT has developed a broad base of public ownership with approximately 2,200,367 common and preferred shareholders of record as at December 31, 2004. Approximately 2,183,736 of these shareholders are Philippine persons representing approximately 87% of PLDT's outstanding common and preferred shares. For purposes of the percentages described in this paragraph, all the ADSs evidenced by American Depositary Receipts, or ADRs, are considered to be held of record in the United States. As approved by the NTC, the purchase of PLDT preferred shares by PLDT subscribers pursuant to the SIP became optional starting April 22, 2003.

Our consolidated capital expenditures amounted to Php19,268 million, Php17,943 million, and Php17,239 million in 2004, 2003 and 2002, respectively. Of these amounts, Php3,917 million, Php6,100 million, and Php8,194 million were attributable to PLDT for 2004, 2003 and 2002, respectively, while Php14,721 million, Php11,305 million and Php7,564 million were spent by Smart for 2004, 2003 and 2002, respectively. The remaining balances were spent by our other subsidiaries, principally ePLDT and its subsidiaries.

Organization

As at May 31, 2005, our two largest shareholders were First Pacific, a Hong Kong-based investment and management company engaged in consumer, telecommunications and property businesses, which, through its Philippine and other affiliates, beneficially owned 31.2% of our common shares, and NTT Communications, a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation of Japan, which beneficially owned 14.8% of our common shares.

PLDT and the following subsidiaries were all incorporated in the Philippines, except for PLDT Global, which was incorporated in the British Virgin Islands:

Name of Subsidiary/Investee	Principal Activity	Percentage of Ownership
		2004	2003	2002

Wireless
Smart and subsidiaries	Cellular mobile services	100.0	100.0	100.0
Piltel and subsidiaries	Cellular mobile and telecommunications services	92.1	45.3	45.3
Telesat	Satellite communications services	94.4	94.4	94.4
ACeS Philippines	Satellite phone services	100.0	100.0	100.0
Mabuhay Satellite	Satellite communications services	67.0	67.0	67.0

Fixed Line
Clark Telecom	Telecommunications services	100.0	100.0	100.0
Subic Telecom	Telecommunications services	100.0	100.0	100.0
Smart-NTT Multimedia, Inc.	Data and network services	100.0	100.0	100.0
PLDT Global and subsidiaries	Telecommunications services	100.0	100.0	100.0
PLDT-Maratel	Telecommunications services	97.5	97.5	97.5
BCC	Telecommunications, infrastructure and related value-added services	75.0	75.0	37.5

Information and Communications Technology
ePLDT and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0	100.0

Smart’s Acquisition of Meridian Telekoms, Inc., or Meridian

On July 5, 2004, Smart entered into a sale and purchase agreement, as amended and supplemented on August 11, 2004, to acquire 100% of Meridian, a company primarily engaged in providing wireless broadband and data services to small and medium-scale enterprises in the Philippines, for a total consideration of US$45 million. Payments of US$11 million and US$7 million for an equity interest of 40% in Meridian were made in 2004 and payment of US$4 million for an additional equity interest of 9% in Meridian was made in January 2005. The balance of US$23 million is payable on or before December 31, 2005 in respect of the remaining 51% equity interest in Meridian. The acquisition aims to strengthen Smart’s position in the wireless data segment and is in line with Smart’s overall strategy of providing the widest range of innovative wireless services. For further details, see Note 9 – Goodwill and Other Intangible Assets to the accompanying consolidated financial statements in Item 18.

Changes in Piltel’s Shareholdings

To integrate the PLDT Group’s wireless holdings, on July 2, 2004, Smart entered into a sale and purchase agreement with PLDT to acquire PLDT’s 59.3 million shares of Piltel Series K Class I Convertible Preferred Stock for a purchase price of Php2,066 million. The payment was settled through an offset of amounts owed to Smart by PLDT arising from interconnection charges. On July 9, 2004 and December 28, 2004, Smart converted a total of 4.8 million and 54.5 million shares, respectively, of Piltel Series K Class I Convertible Preferred Stock into 10,080 million shares of common stock of Piltel, equivalent to 85.6% of the resulting total outstanding shares of common stock after such conversion. On April 25, 2005, PLDT and Smart entered into a subscription and assignment agreement covering the transfer and assignment to Smart of 767 million shares of Piltel common stock owned by PLDT. As a result, Smart now owns 92.1% of the total outstanding common stock of Piltel, thereby consolidating the PLDT Group’s wireless business under Smart.

Wireless

We provide cellular and satellite, VSAT and other services through our wireless business segment. Revenues from our wireless business accounted for 60%, 57% and 51% of our total operating revenues for the years ended December 31, 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, cellular service revenues accounted for 97%, 97% and 95%, respectively, of our wireless business service revenues.

Our cellular service (including handset sales), which accounted for about 97% of our wireless service revenues for the year ended December 31, 2004, is provided through Smart and Piltel. Smart is the leading cellular service provider in the Philippines, with approximately 14.6 million subscribers as at December 31, 2004, representing an estimated market share of approximately 44%. Piltel, a reseller of Smart's digital capacity under its own branding and pricing strategy for voice and text messaging services, had approximately 4.6 million subscribers as at December 31, 2004, representing an estimated market share of 14%. In 2004, the combined number of Smart's and Piltel's subscribers (being served using Smart’s network) increased by 48%, representing the largest increase in the number of cellular subscribers in absolute terms in that period among Philippine cellular providers. As at December 31, 2004, cellular penetration in the Philippines was approximately 39%, which was nearly ten times the country's fixed line penetration.

Smart's and Piltel's cellular subscriber gains were predominantly attributable to their respective prepaid services. Approximately 98% of Smart's cellular subscribers were prepaid as at December 31, 2004. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market. The growth in our prepaid service has enabled us to increase and broaden our subscriber base rapidly while controlling credit risk and reducing billing and administrative costs on a per-subscriber basis.

Our cellular subscriber growth has also been driven by text messaging service. Text messaging service is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. During 2004, our text messaging service system handled 40,953 million outbound messages, an increase of 42% compared to 28,825 million outbound messages handled during 2003.

As at December 31, 2004, Smart's digital network included 36 mobile switching centers with a capacity of 17.3 million subscribers and 5,303 base stations covering 1,433 cities and municipalities. Piltel’s prepaid service, Talk ‘N Text, is also supported on this network.

Fixed Line

We are the leading fixed line operator in the Philippines and the only company providing fixed line telecommunications service throughout the country. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. As at December 31, 2004, we had approximately 2.2 million fixed lines in service. Revenues from our fixed line services accounted for 38% of our total operating revenues for the year ended December 31, 2004.

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

Information and Communications Technology

Through our wholly-owned subsidiary, ePLDT, we provide broad-based integrated information and communications technology, or ICT, services focusing on infrastructure and solutions for internet applications, internet protocol-based solutions and multimedia content delivery. Incorporated in August 2000, ePLDT started commercial operations in February 2001. ePLDT's principal activities are the operation of an internet data center under the brand name Vitro™, call center businesses and Infocom, an ISP.

ePLDT has also invested in a number of other e-commerce and internet-related businesses, as described in “— Business — Information and Communications Technology — Infrastructure and Services — Other Investments” below.

As the newest business in the PLDT Group, revenues from our ICT services accounted for 2% of our consolidated service revenues in 2004.

Strengths

We believe our business is characterized by the following competitive strengths:

•         Recognized Brands. PLDT and Smart are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for over 75 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. Piltel’s Talk 'N Text brand, which is provided using Smart’s network, has also gained significant recognition.

•         Leading Market Shares. With over 21 million cellular and fixed line subscribers as at December 31, 2004, we have the leading market position in both the cellular and fixed line markets in the Philippines. ePLDT’s subsidiary, Infocom, is one of the leading ISPs in the Philippines.

•         Diversified Revenue Sources. As a result of the continued growth of wireless service in the country, approximately 60% of our consolidated operating revenues in 2004 are now derived from our wireless business segment. Fixed line revenues, which represent 38% of our consolidated operating revenues in 2004 compared to 41% in 2003, have remained stable over the past three years despite pressures on traditional fixed line voice revenues, resulting from increases in our fixed line data and other network services. We continue to identify and develop new revenue sources from our wireless, fixed line and ICT businesses.

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

•         Innovative Products and Services. We have successfully introduced a number of innovative and award-winning cellular products and services, including Smart Load, Talk ‘N Text Load, Pasa Load and Smart Padala. Smart and Talk ‘N Text Loads are “over-the-air” electronic loading facilities designed to make reloading of air time credits more convenient for, and accessible to consumers. Pasa Load (literally means “transfer load”), a derivative service of Smart and Talk ‘N Text Loads, allows load transfers to other Smart Buddy and Talk ‘N Text subscribers. Smart Padala, a cash remittance service intended for overseas Filipino workers, is the first cash remittance service through text messaging service technology and is faster and more cost effective than traditional cash remittance services.

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

•         Strengthen our leading position in the data market. Using the existing network of our fixed line business, we are committed to further develop, enhance and lead our fastest growing business segment – data and network services. Consistent with our strategy of introducing innovative products and services using advanced technology, we have launched various products and services that address different market needs.

•         Strengthen our financial position. We are working to increase our cash flow available for debt reduction by containing our operating costs, reducing capital expenditures and generating cash returns from our investments in subsidiaries. Since December 2002, Smart has been regularly paying dividends to PLDT to supplement PLDT’s cash flows available for debt reduction. Smart’s dividend payments have increased from Php1,540 million in 2002 to Php16,100 million in 2004.

Business

Wireless

We provide cellular and satellite, VSAT and other services through our wireless business segment. In 2004, 2003 and 2002, cellular business accounted for 97%, 97% and 95%, respectively, of our wireless business service revenues.

Cellular Service

Overview

Our cellular business, which we provide through Smart and Piltel to over 19 million subscribers, approximately 99% of whom are prepaid subscribers, is focused on providing wireless voice communications, wireless data communications (primarily through text messaging) and a variety of other value-added services, which include (a) Mobile Banking (banking services delivered over the mobile phone); (b) Smart zedTM; (c) Smart Money; and (d) international roaming, as well as other value-added services developed on Smart’s and Piltel’s own platform. Smart services the almost five million subscribers of Piltel on its GSM network through a facilities service agreement with Piltel, under the brand name Talk ‘N Text.

The following table summarizes key measures of Smart’s and Piltel’s cellular business as at and for the years ended December 31, 2004, 2003 and 2002:

	Years Ended December 31,
	2004	2003	2002
Systemwide cellular subscriber base	19,208,232	12,947,197	8,599,306
Smart(1)	14,595,782	10,080,112	6,825,686
Prepaid	14,321,288	9,831,135	6,649,038
Postpaid	274,494	248,977	176,648
Piltel - Prepaid	4,612,450	2,867,085	1,773,620
Growth rate of cellular subscribers	48%	51%	35%
Smart	45%	48%	39%
Piltel(2)	61%	62%	33%
Cellular revenues (in millions)	Php73,141	Php63,480	Php46,595
Service	67,030	52,932	34,500
Non-service
Handset sales	6,111	10,548	12,095
Percentage of cellular revenues to total operating revenues	58%	56%	49%

_____________

(1)       In December 2002, Smart closed down its analog/ETACS network.

(2)       Represents Talk ‘N Text, a prepaid service provided by Piltel using Smart’s network. Piltel’s revenue is net of service fees payable to Smart for using Smart’s network. Piltel does not offer postpaid service.

Service Plans. Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile, addict mobile prepaid, Smart Infinity, Smart Kid and Smart Kid prepaid. Smart Buddy, addict mobile prepaid and Smart Kid prepaid are prepaid services while Smart Gold, addict mobile, Smart Infinity and Smart Kid are postpaid services, all of which are provided through Smart's digital network.

Of Smart’s total cellular subscribers as at December 31, 2004, 98% were Smart Buddy, addict mobile prepaid and Smart Kid prepaid subscribers and 2% were Smart Gold, addict mobile, Smart Infinity and Smart Kid postpaid subscribers. Introduced in April 2003, addict mobile offers exclusive multimedia content to subscribers and features personalized means for internet surfing and allows subscribers to apply their allocated free credits towards their choice of data and value-added services. Smart Infinity is a premium postpaid plan launched in January 2004 for the affluent and highly mobile market, offering first class quality services, including a round-the-clock dedicated personal concierge service, international assistance services, premium handset packages and exclusive lifestyle content. Smart Kid, launched in May 2004, is especially designed for children, and is equipped with “Family Finder” which automatically forwards the child’s call to pre-assigned numbers on the phone, a location-based finder service to enable them to keep in touch with their family members, as well as with educational value-added services content. addict mobile prepaid and Smart Kid prepaid, the prepaid versions of addict mobile and Smart Kid, were introduced in October 2004.

Talk ‘N Text, an example of Smart’s successful market segmentation strategy, is the brand carried by Smart’s subsidiary, Piltel. Talk ‘N Text was introduced in April 2000 and aimed at the lower-income markets. Capitalizing on the Filipino’s love for pop culture, Talk ‘N Text extensively uses local celebrities as its endorsers and the vernacular in its advertising and promotional campaigns. With over 4.6 million subscribers, Talk ‘N Text has the third-largest GSM subscriber base in the Philippines.

Text Messaging Service and Other Value-added Services. Our cellular subscriber growth has been driven by text messaging service on Smart’s digital networks. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and cost-efficient alternative to voice and e-mail based communications. Text messaging also utilizes less network capacity than voice, thereby increasing network efficiency. Strong volume growth in text messaging contributed significantly to our cellular revenue growth in 2004. The total volume of messages handled by our text messaging service system during 2004 increased by 42% to 40,953 million outbound messages from 28,825 million outbound messages handled during 2003.

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

We also offer value-added services such as voice mail, information-on-demand, which are services that allow subscribers to order information from our content providers whenever desired. Mobile banking and TextMail, are services that allow subscribers to send and receive text messages through their personal computers and location-based services. In addition, we have a number of interactive activities, such as text games and chat services, developed on our own platforms.

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

On August 1, 2004, Smart launched Smart Padala, a cash remittance service intended for overseas Filipino workers. Smart Padala is the first cash remittance service through text messaging service technology and is faster and more cost effective than traditional remittance services. It is ideally suited for the lower income market where cash remittances have the highest need and appreciation. Smart Padala has been launched in collaboration with Banco de Oro, a Philippine financial institution, as well as partnerships with several internationally-licensed remittance companies (e.g., CBN, Travelex) and domestic encashment centers (e.g., McDonald’s, 7-Eleven, Seaoil and Tambunting Pawnshops). Smart Padala is one of the innovative services emanating from Smart’s Smart Money platform.

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

The NTC is currently expected to issue draft guidelines regarding the issuance of 3G licenses in the Philippines in the near future. However, in light of the limited acceptance of 3G technology in other markets in the world where 3G services have been offered, as well as the significant expenses involved in any potential future 3G roll-out, we currently expect that text-based informational and e-commerce services using existing GSM and GPRS services, particularly text messaging, will remain more popular in the Philippines in the foreseeable future.

Rates and Discounts

Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads at least once during the month of initial activation or in the immediate succeeding month. For example, if a customer activated a SIM card in April 2004 but had not reloaded by May 31, 2004, this customer would not be counted as a subscriber. Subscribers can reload their air time by purchasing prepaid “call and text” cards that are sold in denominations of Php300, Php500 and Php1,000, or by purchasing additional air time “over the air” via Smart Load in smaller denominations of Php30, Php60, Php115 and Php200; and by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load, or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A prepaid cellular subscriber is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload.

Prior to June 2004, a prepaid cellular subscriber was recognized as an active subscriber when that subscriber activated and used the SIM card in the handset, which already contained Php50 of pre-stored air time (reduced from Php100 in April 2004). The rationale for the change in our policy in June 2004 for the recognition of active prepaid subscribers stems from our observance of “SIM-swapping” activities in the market beginning February 2004. “SIM-swapping” refers to the promotional activity wherein subscribers can exchange their current prepaid SIM card for another operator’s SIM card at no cost to the subscriber. We believe that these activities have given rise to a situation where certain subscribers may swap their SIM cards between mobile operators upon full usage of the pre-stored air time, which, without the adjustment to subscriber recognition, may have led, based on the approach used in the past, to an overstatement of our prepaid subscriber base. In May 2005, we terminated our "SIM-swapping" promotions. As a result, we expect our churn rates to increase significantly in the next few months as the subscribers acquired through “SIM-swapping” leave the system.

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

Smart and Talk ‘N Text Loads were followed in January 2004 with Pasa Load, a derivative service allowing prepaid subscribers to transfer even smaller denominations to other prepaid subscribers for a charge of Php1.00 per transfer. Pasa Load comes in denominations of Php2, Php5, Php10 and Php15, all carrying a one-day load expiry. Smart Buddy subscribers who reload other Smart Buddy or Talk ‘N Text subscribers via Pasa Load are charged Php1.00.

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

Beginning January 25, 2004, Smart Gold launched its flat rate and consumable plans as follows:

•         Flat Rate (regular plans) Plans are available with monthly service fees ranging from Php500 to Php9,000 with varying amounts of free air time and text messages and different rates beyond the free minutes and text messages, depending on the monthly service fee. Monthly service fees for these plans are applicable only to local calls and text messages. All other services are billed on top of the monthly service fee; and

_

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

All Smart subscribers pay an international direct dialing rate of US$0.40 per minute. This rate applies to 201 destinations, including the United States, Hong Kong, Japan, Singapore, the United Kingdom and the United Arab Emirates. Smart charges US$0.98 per minute for 27 other destinations such as Afghanistan and Cuba and US$2.18 per minute for another ten destinations such as East Timor and the Falkland Islands.

Charges for point-to-point text messages beyond the allotted free text messages are as follows:

•         for Smart Buddy, addict mobile and Smart Kid prepaid subscribers, Php1.00 per message; and

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

•         Php2.50 per Mobile Banking and Smart Money transaction, such as balance inquiry and fund transfer; and

•         Php10.00 per subscription download. Daily subscription of logos, ringtones: Php5.00 per logo or ringtone for addict mobile and Smart Kid, and Php10.00 for other brands

For multimedia messaging service, or MMS, and wireless application protocol, or WAP, services, the charges are as follows:

•         Php5.00 per person-to-person MMS still and animated images, Php3.00 for addict mobile and Smart Kid and Php5.00 for other brands;

•         Php15.00 per download of pictures, greeting cards, polyphonic ring tones and traffic shots;

•         Php2.50 per MMS for e-text and information-on-demand services (such as news, stock and entertainment updates) Php5.00 for addict mobile and Smart Kid and Php10.00 for other brands;

•         Php2.50 per transaction when surfing on the Smart WAP portal depend on the type of service, if information-based, Php5.00 for addict mobile and Smart Kid and Php10.00 for other brands; if personalized-based, (logo or ringtones), Php15.00 per download for all brands; and

•         Php0.25 per kilobyte when surfing outside the Smart WAP portal.

For voice mail retrieval, all Smart subscribers are charged Php6.50 per minute.

In addition to enjoying the same tariffs as Smart Gold subscribers, addict mobile subscribers are allowed to apply their allocated free credits on their choice of data and value-added services.

Piltel's Talk 'N Text prepaid cards are sold in the same denominations and offer the same international direct dialing rates as Smart Buddy prepaid cards at US$0.40 per minute to all destinations. In October 2003, Piltel implemented an all-day/all-night flat rate of Php9.50 per minute for local calls, calls to other network and national long distance calls replacing the Php12.00 per minute during peak hours and Php8.00 per minute during off-peak hours. In January 2004, this flat rate was further reduced to Php6.50 per minute while the rate for Talk ‘N Text to Talk ‘N Text calls was reduced to a flat rate of Php5.50 per minute from Php6.50 per minute. The same rate of Php5.50 per minute is charged for voice mail retrieval. Talk ‘N Text subscribers are charged Php1.00 for a regular text message in excess of free text allocations while for value added services, such as text games, logo and ring tone downloads are charged within a range of Php2.50 to Php15.00 per message.

On March 11, 2005, Smart launched the Smart 258 Unlimited Call and Text promotion pursuant to which Smart prepaid subscribers such as Smart Buddy, addict mobile prepaid, Smart Kid prepaid and Talk N’ Text nationwide had the option for the duration of the promotion to avail of unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messaging service. The Smart 258 Unlimited Call promotion covered only on-network (Smart-to-Smart) voice calls for Php115 with a validity of 10 days. To initiate a Smart 258 Unlimited Call, the subscriber had to send a text message of the called party’s cellphone number to a designated number. Both parties then received a call back to set-up the call. Off-network calls, all text messaging (on-net and off-net) and value-added service downloads were not part of this promotion and were charged at prevailing rates. On the other hand, Smart 258 Unlimited Text covered only on-network (Smart-to-Smart) text messaging service for Php60 with a validity of six days. Off-network text messages, all voice calls (on-net and off-net) and value-added service downloads were not part of this promotion and were charged at prevailing rates.

On April 21, 2005, Smart reinstituted the Smart 258 Unlimited Call and Text promotions for another 30 days with the following modifications:

•  the Smart 258 Unlimited Call Php115 load was valid for seven days with a maximum call duration of three minutes;

•         the Smart 258 Unlimited Text Php60 load was valid for four days; and

•         subscribers could avail themselves of Smart 258 Unlimited Call and Text simultaneously.

We sell our cellular services primarily through a network of independent dealers that generally have their own retail networks, direct sales forces and sub-dealers. These dealers include major distributors of cellular handsets. We currently have six major dealers that carry out distribution throughout the Philippines. On December 1, 2002, Smart purchased the assets of Telecommunications Specialists, Inc., or TSI, a major dealer that used to account for more than half of our sales of prepaid air time cards, and integrated TSI’s employees following the acquisition. Account managers from our dealer sales force manage our dealer network and regularly update these dealers on our upcoming marketing strategies, promotional campaigns and product development. With the introduction of Smart Load and Talk ‘N Text Load in May 2003, Smart and Piltel moved into a new mode of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods such as shampoo and ketchup, required a distribution network more comparable to those of soft drink and beer distributors. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses over 700,000 retail agents, 90% of which are micro businesses (e.g. neighborhood stores, individuals acting as roving agents). With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations down to US$0.50, Smart prepaid service became even more affordable to subscribers, thus attracting new subscribers in previously underserved segments of the market.

For prepaid services, we provided discounts to dealers for prepaid phone kits, air time cards and over-the-air reloads sold. Beginning August 1, 2002, Smart and Piltel reduced the maximum discount to dealers for prepaid phone kit sales from a range of Php1,000 to Php1,300 per unit sold in the form of prepaid “call and text” cards (depending on the volume purchased) to Php800 in cash per prepaid phone kit sold. An additional 1% rebate was given on cash purchases. Air time cards and over-the-air reloads are sold to distributors at volume discounts determined by the value of the cards purchased by the distributors. Commissions for air time cards sold range from 8% to 10% while commissions on over-the-air reloads range from 4% to 5%. Air time cards cannot be returned or refunded and normally expire within six to 12 months after release from the Smart warehouse. For postpaid services, we pay dealer commissions based on the air time plan sold.

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

ACeS Philippines

We currently own 100% of ACeS Philippines, which owns approximately 20.23% of AIL. AIL aims to develop and implement a satellite-based communications system to provide services to users in the Asia-Pacific region through the Garuda I Satellite, or ACeS System and ACeS Service. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that will allow ACeS subscribers to access GSM terrestrial cellular systems in addition to the ACeS system. Further, AIL has an Air Time Purchase Agreement, or ATPA, with National Service Providers, or NSPs, in Asia, including PLDT. For further discussion of this ATPA, please see Note 16 – Related Party Transactions and Note 21 – Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18.

Revenues

Our satellite and VSAT service revenues consist of:

•         lease payments from the rental of Mabuhay Satellite’s C-band and Ku-band transponders;

•         revenues generated from Telesat’s nationwide satellite network; and

•         revenues generated from ACeS Philippines’ satellite phone service.

Rates

Mabuhay Satellite leases its transponders to third parties at an average annual rates of approximately US$1.0 million and US$0.7 million for its C-band and Ku-band transponders, respectively. Telesat provides its VSAT services on a cost plus mark-up basis. ACeS Service mobile subscribers are charged Php13.84 per minute for local and cell-to-cell calls and for national direct dial services while residential subscribers are charged a peak-hour rate of Php13.00 per minute and an off-peak hour rate of Php8.00 per minute for domestic calls regardless of destination. For ACeS System public calling offices, callers are charged Php4.50 and Php7.00 per minute for calls terminating to fixed line and cellular networks, respectively. Rates for international long distance calls, depending on the country of termination, ranging from US$0.35 per minute for frequently called countries to US$0.85 per minute for less frequently called countries.

Fixed Line

We provide local exchange, international long distance, national long distance, data and other network and miscellaneous services under our fixed line business segment.

Local Exchange Service

Overview

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT.

The following table summarizes key measures of our local exchange service segment as at and for the years ended December 31, 2004, 2003 and 2002:

	Years Ended December 31,
	2004	2003	2002

Number of fixed lines in service (at year-end)	2,152,027	2,185,951	2,188,612
Net additions (reductions)	(33,924)	(2,661)	14,530
Growth rate	(2%)	–	1%
Number of fixed line employees (at year-end)	9,692	10,518	12,351
Number of fixed lines in service per employee	222	208	177
Consolidated local exchange service revenues (in millions)	Php20,606	Php20,728	Php21,345
Growth rate	(1%)	(3%)	–
Local exchange service revenues as a percentage of total service revenues	17%	20%	26%

We also provide local exchange services through our subsidiaries Clark Telecom, Subic Telecom, Maratel and Piltel. Together, these subsidiaries account for approximately 3% of our consolidated fixed lines in service.

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

Rates

As at December 31, 2004, basic monthly charges for our local exchange service in the Metropolitan Manila area were Php663.78 for a single-party residential line and Php1,383.62 for a single business line. Monthly charges vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. In July 2003, we launched the Telegusto promotion waiving installation charges up to December 31, 2003 to encourage subscriber growth. Installation charges amount to Php1,200 for residential customers and Php1,500 for business customers. Other than basic monthly charges, we do not charge our postpaid subscribers for local calls.

Pursuant to a currency exchange rate mechanism authorized by the NTC, we adjust our monthly local exchange service rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to us by the NTC, we are permitted to increase and are required to decrease these rates by 1% for every Php0.10 change in the exchange rate relative to a base exchange rate of Php11 to US$1.00. During 2004, we implemented six upward and one downward adjustments in our monthly local exchange service rates.

In the first quarter of 2005, House Bill No. 926 was filed and is now pending in the House of Representatives of the Philippines. The proposed bill provides for the cancellation of the currency exchange rate mechanism currently in place. If this bill is passed into law or if the NTC issues guidelines to change the basis of the currency exchange rate mechanism, our ability to generate U.S. dollar linked revenues from our local exchange business could be adversely affected.

Effective January 1, 2003, local access charges for cellular subscribers’ calls that terminate to our fixed line subscribers increased from Php2.00 per minute to Php2.50 per minute, and was further increased to Php3.00 per minute effective January 1, 2004.

A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php500, Php300 and Php150. Reloads are valid for two months for the Php500 and Php300 card. The lower denomination Php150 card, launched in September 2003, has an account life of 15 days. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within one month for the Php500 card, four months for the Php300 card and 15 days for the Php150 card after the expiry of the last reload. All sales of prepaid cards, whether through dealers or through PLDT’s business offices, are non-refundable. Our prepaid fixed line customers do not pay a basic monthly charge and are charged based on usage. The international and national long distance rates we charge to our prepaid fixed line customers are similar to the rates we charge to our postpaid customers. Prepaid fixed line customers are charged based on usage at a rate of Php1.00 per minute for local calls. For a description of these rates, see “— International Long Distance Service — Rates” and “— National Long Distance Service — Rates.” Prepaid phone kits, each containing Php500 worth of pre-stored call credits, are sold for Php1,900 per unit.

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

The following table shows certain information about our international long distance business as at and for the years ended December 31, 2004, 2003 and 2002:

	Years Ended December 31,
	2004	2003	2002

Total call volumes (million minutes)	2,348	2,286	2,815
Growth rate	3%	(19%)	(14%)
Inbound call volumes (million minutes)	2,192	2,128	2,644
Growth rate	3%	(20%)	(15%)
Outbound call volumes (million minutes)	156	158	171
Growth rate	(1%)	(8%)	2%
Inbound-outbound call ratio	14.1:1	13.5:1	15.5:1
Total international long distance service revenues (in millions)	Php12,804	Php12,767	Php10,637
Growth rate	–	20%	(9%)
International long distance service revenues as a percentage of total service revenues	11%	12%	13%

International long distance service historically has been a major source of revenue. However, due to the steep decline in inbound termination and collection rates and intense competition, revenues derived from our international long distance service had been declining through the end of 2002. We adopted a two-pronged initiative in early 2000 with respect to inbound international service to try to address this issue. First, we lowered our inbound termination rates at that time; by reducing our rates, we reduced the incentive for unauthorized traffic termination and bypass routings by international simple resale operators, and therefore were able to recover some lost traffic. Secondly, we intensified our efforts to identify and contain unauthorized traffic termination and bypass through more effective monitoring of our international trunks, leased lines or local network. International simple resale operation occurs when a company rents an international leased line from a Philippine international gateway operator, aggregates traffic outside the Philippines and carries and terminates this traffic at the public switch telephone network in the Philippines. International simple resale can be used to bypass the local access charge system, which is illegal in the Philippines.

We are pursuing a number of other initiatives to further strengthen our inbound business. Through PLDT Global, we aggregate inbound call traffic to the Philippines at our points of presence and, using our capacity in submarine cable systems connected to each point of presence, transmit calls to our network. PLDT Global is also enhancing the presence of PLDT in other international markets by offering new products and services such as international prepaid cards, SMS transit and other global bandwidth services. We believe this strategy will help us maximize the use of our existing international facilities, and develop alternative sources of revenue.

To stimulate call volume growth and prevent further erosion in our share of outbound international call traffic, we have introduced a number of marketing initiatives, including substantial cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for some customers.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2004, 2003 and 2002:

	Net Settlement
	Years Ended December 31,
	2004	2003	2002
	(in millions)

United States	US$75	US$52	US$68
Saudi Arabia	18	15	5
Japan	17	12	16
Italy	16	14	5
United Arab Emirates	13	10	8
Canada	10	15	7
Hong Kong	7	9	3
Taiwan	6	4	6
Australia	2	11	5
Others	64	77	63
Total	US$228	US$219	US$186

Rates

We adopted the U.S. FCC accounting rate benchmark of US$0.38 per minute for inbound international calls on January 1, 2000, which represented a settlement rate of US$0.19 per minute, for international long distance traffic between the Philippines and the United States. Adopting the U.S. FCC benchmark accounting rate one year ahead of the target date of January 1, 2001 allowed us pricing flexibility for inbound call traffic. Termination rates for inbound calls from the United States continued to decline through the end of 2002 to levels below the U.S. FCC benchmark accounting rate under pressure from unauthorized terminations and bypass operations. Termination rates for inbound calls from other countries have also been declining generally. As at December 31, 2002, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. PLDT increased termination rates for its international inbound traffic terminating on its fixed line network to an average of approximately US$0.12 per minute effective February 1, 2003. See “Item 8. Financial Information –– Legal Proceedings –– U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies”, “–– Investigation by U.S. Department of Justice” and Note 25 – Other Matters to the accompanying consolidated financial statements in Item 18 for further discussion.

Rates for outbound international long distance calls are based on the type of service, such as whether the call is operator-assisted or direct dialed. Our rates are quoted in U.S. dollars and billed in pesos. The peso amounts are determined at the time of billing. We charge a flat rate of US$0.40 per minute to retail customers for direct-dialed calls, applicable to all call destinations at any time on any day of the week.

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

The following table shows our national long distance call volumes and revenues as at and for the years ended December 31, 2004, 2003 and 2002:

	Years Ended December 31,
	2004	2003	2002

Total call volumes (million minutes)	1,853	2,016	2,181
Growth rate	(8%)	(8%)	(22%)
Total national long distance service revenues (in millions)	Php6,736	Php6,561	Php7,818
Growth rate	3%	(16%)	(8%)
National long distance service revenue as a percentage of total service revenues	6%	6%	9%

Cellular substitution and the widespread availability and growing popularity of alternative, more economical, non-voice means of communications, particularly e-mailing and cellular text messaging, have negatively affected our national long distance call volumes. The integration of some of our local exchanges into a single local calling area, as approved by the NTC, has also negatively affected our national long distance call volumes, and consequently, our revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

A substantial portion of our national long distance calls were direct-dialed calls. Operator-assisted calls are charged based on a minimum of three minutes plus operator charges, while direct-dialed calls are charged on a less costly per minute basis.

Rates

Rates for national long distance calls are based on the type of service, such as whether the call is operator-assisted or direct-dialed. In line with its move towards rate simplification, PLDT simplified these rates to a flat rate of Php4.50 per minute effective November 2, 2001. At the same time, PLDT simplified its rates for calls terminating to cellular subscribers from a range of Php10.00 per minute to Php16.00 per minute to a uniform rate of Php13.75 per minute. Effective March 1, 2003, PLDT increased the rate for calls terminating to other local exchange carriers from a flat rate of Php4.50 per minute to Php5.00 per minute. In addition, NDD calls originating from and terminating to PLDT was also adjusted to Php5.00 per minute from a flat rate of Php4.50 per minute effective June 8, 2003. PLDT is currently reviewing a change of the present rate structure from per minute rate charges to a single fee for unlimited calls. This is envisioned to make rates for national long distance calls competitive with VOIP rates and to revitalize interest in fixed line usage. Currently, various pricing models are being studied in respect of this new rate plan. On February 14, 2005, PLDT launched a Php10 per call promotion to any PLDT fixed line subscriber nationwide and to all Smart and Talk 'N Text subscribers. The promotion introduced a shift from “per-minute charging” to a single fee for unlimited calls.

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

Data and Other Network Services

Recognizing the growth potential of data and other network services, including internet-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on this service segment. In 2002, this segment registered the highest percentage growth in revenues among our fixed line services and it continued to grow in 2003 and 2004.

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

•         broadband/packet-based/internet protocol-based services — frame relay, ATM, internet protocol virtual private network, or IP-VPN, DSL, internet gateway, bandwidth on demand, or BOD, and wholesale broadband of electrical and optical interfaces – digital signal level 3, or DS3; STM1, ESCON Fiber Channel, Fast Ethernet; and

•         other switching services —integrated services digital network, or ISDN, and videocon.

The foregoing services are used for the following:

•         domestic and international communications;

•         broadband data transmission services that transmit data, voice and video over a wider range of frequencies or bandwidth;

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

In 2004, 2003 and 2002, we continued to broaden our service offerings with the launch of new services and expansion or enhancement of some of the existing ones.

In May 2002, PLDT launched a pay-per-use dial-up internet service under the brand name PLDT Vibe, which is available on a postpaid or prepaid basis to PLDT’s fixed line subscribers. Charges for this service are Php0.25 per minute for off-peak hours, which are from 10:01 p.m. to 6:00 a.m., and Php0.50 per minute for peak hours, which are from 6:01 a.m. to 10:00 p.m. With the launch of PLDT Vibe, PLDT now offers two residential internet service packages targeting separate markets: PLDT Vibe for light to medium internet users and DSL broadband for heavy internet users. As at December 31, 2004, the number of PLDT’s fixed line subscribers for PLDT Vibe stood at 369,435, of which 146,909 were exclusive postpaid users, 163,585 were exclusive prepaid users, and 58,941 are were both postpaid and prepaid users, compared to 188,034 as at December 31, 2003, of which 110,502 were exclusive postpaid users, 58,939 were exclusive prepaid users, and 18,593 were both postpaid and prepaid users, while the number of DSL subscribers reached 49,476 and 23,884 as at December 31, 2004 and 2003, respectively.

In April 2004, PLDT introduced additional enhanced IP-based services under an umbrella brand IP-Plus, namely, Quality of Service, or QoS, IP Security, or IP Sec, and Voice over Virtual Private Network, or VoVPN. With QoS, customers are given priority service for voice, premium and basic, with the highest priority given to voice since it requires error-free transmission. IP Sec optimizes the latest encryption technology to ensure utmost confidentiality of vital information. VoVPN gives customers toll-grade quality without the cost of toll charges. All these IP Plus services translate to cost-efficiency, high reliability and increased security and flexibility.

In June 2004, PLDT established an Innovation Laboratory, or Innolab, in Cebu, a show and demonstration room where existing and potential clients as well as students can have a hands-on experience on various PLDT products and services designed for our corporate clients. It also serves as a venue for testing software applications and computer programs and is expected to be the starting ground for innovative ideas where new products and cost-effective solutions may be created.

On March 10, 2005, PLDT launched PLDT WeRoam, a wireless broadband service running on Smart’s nationwide wireless network and utilizing GPRS, EDGE and Wi-Fi technologies. PLDT WeRoam enables businesses to provide their employees with wireless access to their corporate intranet and the internet over their laptop, anywhere within Smart’s nationwide wireless network coverage area.

Information and Communications Technology

We conduct our information and communications technology businesses through our wholly-owned subsidiary ePLDT, which was incorporated in August 2000 and started commercial operations in February 2001. ePLDT is a broad-based integrated information and communications technology company, focusing on infrastructure and solutions for internet applications, internet protocol-based solutions and multimedia content delivery. ePLDT's principal businesses are the operation of: (a) an internet data center under the brand name Vitro™; (b) call centers through Vocativ, Parlance and Ventus; and (c) an ISP through Infocom.

Infrastructures and Services

Data Center

ePLDT operates Vitro™, one of the Philippines’ first internet data centers. The Philippine Board of Investments, or BOI, granted Vitro™ pioneer status, which entitles it to tax and other governmental incentives. Vitro™ is a CISCO-certified co-location service provider. Vitro™ provides co-location, web and server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection and internet protocol security services, as well as firewall and managed firewall services.

Call Centers

ePLDT is focusing on developing its call center services business, which capitalizes on the availability of English-speaking labor in the Philippines. The call center service business is being undertaken through the following wholly-owned subsidiaries of ePLDT:

•         Vocativ which owns and operates a 998-seat call center facility with 749 customer service representatives, or CSRs, exclusively for clients of a global provider of customer relationship management services;

•         Parlance which owns and operates a 1,177-seat call center facility with 1,109 CSRs, exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements; and

•         Ventus, which owns and operates a 400-seat call center facility located in Iloilo province, has commenced full commercial operations in March 2005. We currently expect that Ventus will be expanding in Metro Manila with a 678-seat call center facility to accommodate current and new client requirements. This facility is expected to be completed by November 2005.

ePLDT sold its entire 51% interest in Contact World, Inc., another call center facility, on June 30, 2003 and assigned its receivables from the same to Service Zone, Inc., a U.S.-based call center operator, for a total consideration of US$700,000.

Internet and Gaming

ePLDT’s internet and gaming business is conducted through several subsidiaries. ePLDT’s equity interests in and a brief description of the businesses of these subsidiaries are as follows:

•         a 99.6% interest in Infocom, one of the country’s leading ISPs. Infocom offers consumer prepaid internet access under the name of WarpSpeed and Speed Tipid, and postpaid internet access, dedicated dial-up and multi-user dial-up, corporate leased lines and broadband internet access through DSL or NOW cable internet, as well as web consulting, development and hosting. The NOW cable internet brand was sold on February 1, 2005;

•         a 67.79% interest in DigiPar, an Internet café business which assumed the assets and brand of Netopia Computer Technologies, Inc., under the brand Netopia. Netopia is now one of the largest and fastest growing internet café chains in the country with over 130 branches and over 6,000 work stations. DigiPar offers high-speed internet services, including internet advertising, gaming and printing;

•         a 51% interest in Digital Paradise Thailand, Ltd., or DigiPar Thailand, an affiliate of DigiPar offering similar services in Thailand; and

•         a 60% interest in netGames, Inc., or netGames, a publisher for Massively Multiplayer Online Game, or MMOG, in the Philippines. netGames, which was incorporated on June 21, 2004, is the Philippine licensee of Khan Online, the country’s first full 3D online game. netGames commenced full commercial operations in February 2005.

Other Investments

ePLDT also currently holds equity interests in the following entities:

•         mySecureSign, Inc., a wholly-owned subsidiary of ePLDT and an affiliate of VeriSign, Inc., which issues VeriSign digital certificates in the Philippines for e-commerce transactions;

•         iPlus Intelligent Network, Inc., or iPlus, a wholly-owned subsidiary of ePLDT, which provides IT helpdesk/contact center services and terminals for credit, debit and cash card transactions;

•         22.5% interest in Stradcom International Holdings, the parent company of Stradcom Corporation, which has an existing concession agreement with the Philippine government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems; and

•         19.17% interest in BayanTrade Dotcom, Inc., or BayanTrade, an e-procurement joint venture established together with six of the Philippines’ leading conglomerates. Initial shareholding in BayanTrade was originally 20.5%, which was subsequently diluted to 19.17% in August 2004 due to an equity call to which ePLDT did not subscribe.

Wireless Network Infrastructure

Cellular

Through Smart, we operate a digital GSM network. To meet the growing demand for cellular services, Smart has implemented an extensive deployment program for its GSM network covering substantially all of Metro Manila and most of the other population centers in the Philippines. In 2004, Smart added 1,399 base stations to its nationwide cellular network, bringing to 5,303 Smart's total base stations in operation. Smart has 36 mobile switching centers and 39 text messaging service centers, which have raised significantly Smart's network capacity to cover approximately 17.3 million subscribers as at December 31, 2004.

Smart has an operating spectrum of 7.5 Megahertz, or Mhz, in the 900 Mhz band supporting both its GSM and previously its ETACS network and 17.5 Mhz in the 1800 Mhz band for GSM. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 Mhz base transceiver stations in dense urban areas while its 900 Mhz base transceiver stations can be much more economically deployed in potentially high growth, but less densely populated provincial areas. Spectrum constraints will not affect the Smart’s expansion plans for GSM in the foreseeable future. Piltel, on the other hand, has an operating spectrum of 11.5 Mhz out of the 12.5 Mhz allocated in the 800 Mhz band.

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

The coming years will see continued increases in coverage (particularly indoor), as well as new types of base transceiver station, or BTS, for outdoor, street level and commercial office coverage. Smart has introduced the Nokia ConnectSite GSM system for wider coverage and increased efficiencies in underserved areas of the Philippines. The new base station equipment called ConnectSite can be up to 25% more efficient than traditional outdoor cell sites. Smart is one of the very first operators in the world to adopt this system.

Smart and Piltel have been co-locating their cell sites where their base stations are installed. As at December 31, 2004, 21 of Smart's mobile switching centers and 110 of Smart's cell sites are housed in PLDT’s fixed line complexes while 242 of Smart’s cell sites are co-located with Piltel. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.

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

The following table gives some basic measures of the development of our domestic telephone network as at December 31, 2004, 2003 and 2002:

	As at December 31,
	2004	2003	2002

Number of central office exchanges	183	183	183
Number of fixed lines in service	2,152,027	2,185,951	2,188,612
Employees per 10,000 local exchanges in service	45	48	56

We have our own 5,400 kilometer domestic fiber optic backbone, the country's first telecommunications network using fiber optics in delivering voice, video, data, and other broadband and multimedia services nationwide. Our fiber optic network employs synchronous digital hierarchy technology to improve network performance and reduce operating costs. Our network is composed of in-land and submarine cable installations and is configured in six self-healing rings and an extension link, allowing route delivery even in the event of link failures. It has an initial transmission speed of 2.5 gigabits per second and is connected directly to five existing international submarine cable systems. We use CS PLDT, a cable ship which we lease from NTT World Engineering Marine Corporation pursuant to a five-year Chartered Arrangement Maintenance Contract to maintain the 2,400 kilometers of submarine cable comprising the submerged portion of our domestic fiber optic network, or DFON.

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

In 2002, we increased our transmission and data network capacities and sold to Smart certain assets comprising a portion of our digital fiber optic cable loops from Luzon to Mindanao and certain related equipment. We further expanded our transmission and data network capacities in 2003 and 2004.

International

We provide international network services using our three international gateway switching exchanges. As at December 31, 2004, our international long distance facilities allow direct correspondence with 50 countries/territories (representing 79 correspondents) and can reach 360 foreign destinations (via direct and transited routes including breakouts) worldwide. We also own interests in submarine and satellite systems, through which we route most of our international traffic.

The table below shows the submarine cable systems in which we have interests and the countries or territories they link:

Cable System	Countries Being Linked

G-P	Guam and the Philippines
Asia-Pacific Cable Network	Korea, Japan, Hong Kong, Taiwan, Australia, Philippines, Singapore, Malaysia, Indonesia and Thailand
Asia-Pacific Cable Network 2	Philippines, Hong Kong, Japan, Korea, Malaysia, Singapore, China and Taiwan
Transpacific Cable No. 5	Guam, Japan, Hawaii and the U.S. Mainland
SEA-ME-WE-3

Japan, Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Cambodia, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany

SEA-ME-WE-2	13 countries in South East Asia, the Middle East and Western Europe, including Singapore, Indonesia, India, Saudi Arabia, Egypt, Italy, Turkey and France
Asia Pacific	Hong Kong, Japan, Singapore, Malaysia and Taiwan
PacRim East	Hawaii and New Zealand
M-T	Malaysia and Thailand
C-J	China and Japan
North Pacific	Japan, Alaska and the U.S. Mainland
Americas Cable 1	U.S. Mainland, U.S. Virgin Islands, Brazil, Trinidad and Venezuela
China-U.S. Cable	Japan, China, Taiwan, Korea, Guam and U.S. Mainland
Columbus II Cable	U.S. Mainland, Italy, U.S. Virgin Islands, Mexico, Portugal and Spain
FLAG Cable	Japan, Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK
MAT 2 Cable	Italy and Spain
RIOJA Cable	Spain, UK, Belgium and the Netherlands
RJK Cable	Russia, Japan and Korea
Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
TAT 10 Cable	Germany and the Netherlands
TAT 12/13 Cable	U.S. Mainland, UK and France
TVH Cable	Thailand, Vietnam and Hong Kong
EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines
PC-1 and Japan-U.S. Cable	Japan and the U.S.

Interconnection Agreements

Since the issuance of Executive Order No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers' networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and cellular carriers.

Prior to July 1, 2001, PLDT retained an origination charge of Php2.00 per minute on every call terminating to the network of Smart or Globe Telecom, Inc., or Globe. From July 1, 2001 to December 31, 2001, Smart and Globe charged PLDT for local calls at Php6.50 per minute pursuant to an amended interconnection agreement. The new arrangement also applied to national long distance calls originating from PLDT and terminating to the cellular network of either Smart or Globe removing any distinction between access charges for local calls and national long distance calls. For calls originating from PLDT and terminating to the cellular networks of Smart and Globe, Smart and Globe charged PLDT a rate of Php4.50 per minute effective January 1, 2002. Effective January 1, 2004, calls terminating to cellular subscribers originating from fixed line subscribers were charged a termination rate of Php4.00 per minute, a decrease from the previous Php4.50 per minute.

Effective January 1, 2003, access from cellular operators, including Smart and Piltel, which terminate calls on PLDT’s fixed line network increased from Php2.00 per minute to Php2.50 per minute, which further increased to Php3.00 per minute effective January 1, 2004.

Under a separate agreement between PLDT and PAPTELCO, PLDT is the transit facility provider between Smart, Globe and PAPTELCO. PAPTELCO is comprised of 48 local exchange carriers, or LECs, operating in 129 sites nationwide. Transit traffic is an accommodation by PLDT to Smart, Globe and PAPTELCO members where PAPTELCO members have no direct interconnection with either Smart or Globe.

Effective February 1, 2003, international calls terminating to PLDT’s fixed line network were charged a termination rate of an average of approximately US$0.12 per minute from the previous rate of an average of approximately US$0.08 per minute. Also, international calls terminating on Smart’s and Piltel’s cellular network were charged a termination rate of an average of approximately US$0.16 per minute, an increase from the previous termination rate of an average of approximately US$0.12 per minute.

Effective January 1, 2002, Smart charged a termination rate of Php4.00 per minute for calls originating from/terminating to another cellular operator’s network. For SMS originating from Smart and Piltel and terminating on other operators’ cellular network and for SMS originating from other operators and terminating on Smart’s and Piltel’s cellular network, the charge is Php0.35 per message.

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

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which expire at various times between now and 2028. PLDT's CPCNs to provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expired in 2003. Although some of PLDT's CPCNs and provisional authorities have already expired, PLDT filed timely applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. While an extension has not yet been formally granted, PLDT expects that the NTC will grant these extensions; however, there is no assurance that this will occur. The period of validity of some of PLDT’s CPCNs expired on November 28, 2003, coterminous with the term of its previous franchise under R.A. No. 6146, which has been extended further by the NTC to November 28, 2028, coterminous with PLDT’s current franchise under R.A. No. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 are now pending with the NTC. See “Item 3. Key Information — Risks Factors — Risks Relating to Us — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises and rates.” Piltel holds a CPCN to provide a nationwide cellular telephone service which expires in August 2019.

Smart operates its cellular, international long distance, national long distance services and global mobile personal communications via satellite services pursuant to CPCNs, which will expire upon the expiration of its franchise. Smart’s franchise is due to expire on March 27, 2017, 25 years after the date on which its current franchise was granted. Smart operates international private leased circuits under a provisional authority, which expired on May 6, 2003. Smart applied for an extension of this provisional authority prior to its expiration. Because PLDT and Smart filed the applications for extension on a timely basis, we expect that these extensions will be granted. However, we cannot assure you that the NTC will grant these extensions. If a CPCN has not been issued, the NTC may permit an operator to provide services pursuant to a provisional authority.

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

PLDT, Smart and Piltel are required to pay various permit, regulation and supervision fees to the NTC. PLDT, Smart and Piltel are currently engaged in disputes with the NTC over some of the assessed fees. For more information on these disputes, see “Item 8. Financial Information –– Legal Proceedings — Taxation — NTC supervision and regulation fees, or SRF.”

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

Piltel has also been assessed by the NTC for deficiency SRF. Based on the latest computation of deficiency supervision and regulation fees received from the NTC, which is dated July 6, 2004, the total amount assessed on Piltel stands at approximately Php1,306 million, including penalty fees amounting to approximately Php501 million as at September 30, 2003. Piltel has protested the assessments in good faith. Piltel continues to make payments for which it believes are properly due to the NTC. On September 30, 2003, Piltel made a payment to the NTC under protest in the amount of Php9.1 million. However, the NTC refused to apply this payment to the SRF but instead applied it to alleged penalties for 1997 prompting Piltel to order a “stop payment” on the check for the aforementioned amount. On October 2, 2003, Piltel filed a complaint for consignation before the regional trial court of Quezon City, which remains pending. On February 11, 2005, Piltel paid under protest the amount of Php559 million in respect of NTC fees for the period from 1992 to 2004.

In order to diversify the ownership base of public utilities, R.A. No. 7925 requires a telecommunications entity with regulated types of services, such as Smart and Piltel, to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares by the later of the following:

•         the fifth anniversary of the date the law became effective; and

•         the fifth anniversary of the date of the entity’s commencement of commercial operations.

PLDT and Piltel have complied with this requirement. Smart believes that it had ten years from the commencement of its operations, or until August 2004, to conduct a public offering because the Philippine government has granted franchises to other telecommunications companies requiring a public offering within ten years from the later of their commencement of operations or the date on which the franchise was granted. Because R.A. No. 7925 provides that any advantage granted under existing franchises automatically becomes part of previously granted telecommunications franchises, Smart believes that it was also entitled to this ten-year period. However, because Smart has not conducted a public offering of its shares, the Philippine Congress may revoke the franchise of Smart. Moreover, a quo warranto case may be filed against Smart by the Office of the Solicitor General of the Philippines on the ground of violation of R.A. No. 7925 due to Smart’s failure to conduct public offering of its shares by August 2004. In September 2004, Senate Bill No. 1675 was filed seeking to amend Section 21 of R.A. No. 7925. The bill seeks to declare that a telecommunications entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-third of its outstanding voting stock are owned and controlled directly or indirectly, by a listed company. The bill is currently pending in the Philippine Senate. PLDT regularly evaluates various strategic options with respect to its capital structure.

On May 24, 2005, the President signed into law Republic Act No. 9337 amending certain sections of the National Internal Revenue Code with effect on July 1, 2005. In particular, the following amendments may negatively impact our profitability:

•         increase of the income tax rate for corporations from 32% to 35% effective July 1, 2005, followed by a reduction to 30% effective January 1, 2009;

•         conferment upon the President, upon the recommendation of the Secretary of Finance, of the power to raise VAT rate from 10% to 12% effective January 1, 2006, after any one of the following conditions has been satisfied;

a. VAT collection as a percentage of the GDP exceeds 2.8% in 2005; or

b. the fiscal deficit as a percentage of GDP, which represented 3.8% in 2004, exceeds 1.5% in 2005.

•         limited claim of input tax credits to 70% of output tax; and

•         input tax on capital goods spread evenly over 5 years or estimated useful life, whichever is shorter.

Moreover, the Philippine Congress is considering five bills which were filed prior to the signing into law of R.A. No. 9337. Each of the proposed bill, if passed by Congress and enacted into law, would impose a 7% or 10% tax on the gross receipts of cellular operators. The proposed taxes would apply to both cellular calls and cellular data revenues and prohibit cellular operators from imposing additional charges or fees to compensate for the imposition of the proposed taxes. In addition, several bills have also been submitted for consideration by Congress, each of which, if passed by Congress and enacted into law, would impose a franchise tax at a rate of 7% or 5% tax on gross receipts of all telecommunication companies in lieu of the currently applicable 10% VAT.

Competition

The enactment of the R.A. No. 7925 of the Philippines in March 1995 consolidated the government's various policy issuances governing the telecommunications industry and reaffirmed, among other things, the policy of liberalizing the industry and opening up the telecommunications market to new entrants. Including us, there are nine major local exchange carriers, 11 international gateway facility providers, and six cellular service providers in the country, including one which has not yet commenced operations. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly cellular, fixed line and data and other network services segments.

Cellular Service

There are six operating service providers, namely Smart, Piltel, Globe, Islacom, Digitel and Express Telecom. Globe acquired Islacom (now known as Innove) to form into one operating group while Smart and Piltel, both being part of the PLDT Group, formed another operating group.

Competition in the cellular business has intensified with the availability of affordably priced handsets and the introduction by competitors of new and improved plans for postpaid subscribers, reduced rates per minute and aggressive marketing and promotional strategies. The principal bases of competition are price, including handset cost, quality of service, geographic coverage and attractiveness of packaged services. Smart's network leads the industry in terms of coverage with 3,957 cell sites as at December 31, 2004 compared to Globe’s and Sun Cellular’s declared cell sites of 3,736 and 1,300, respectively.

In October 2004, Sun Cellular launched its “24/7” service whereby its prepaid subscribers were offered unlimited calls and text messaging within the Sun Cellular network over a certain period for a fixed fee (e.g. Php100 for 10 days and Php250 for 30 days of unlimited calls and text messaging). On March 15, 2005, the Php250 monthly fee was increased to Php350 while the duration of the Php100 service was shortened to seven days. Sun Cellular postpaid subscribers can utilize a similar feature by adding Php350 per month to their monthly service fee. On March 8, 2005, Touch Mobile, a prepaid service offering of Innove, launched its “Todo Tawag, Todo Text” promotion wherein Touch Mobile subscribers have the option to avail themselves of unlimited local calls and text messaging among Touch Mobile subscribers for a fixed fee. The promotion covers local voice calls and text messaging only between Touch Mobile subscribers for Php150 with a validity of 15 days. On March 11, 2005, Smart launched “Smart 258”, a promotion open to all Smart and Talk ‘N Text prepaid subscribers who wished to avail themselves of unlimited on-network voice calls for Php115 for 10 days and unlimited on-network text messaging service for Php60 for six days. On March 22, 2005, Globe launched its unlimited call and text promotion wherein Globe subscribers can call and text other Globe subscribers for a fee of Php300.

Cellular operators are also competing actively against each other in launching innovative products and value-added services. The growing range of cellular products and services now include text messaging, multimedia messaging, voice mail, text mail, international roaming, information-on-demand, mobile banking, e-commerce, mobile data and cellular internet access.

Consistent with industry practice and Smart’s churn management efforts, Smart "locks" the handsets it sells to its subscribers, rendering them incompatible with SIM cards issued by competitors. However, subscribers may have their handsets “unlocked” by unauthorized parties, for a nominal fee, and purchase new SIM cards from competing operators or may swap the existing SIM for a SIM of a competing operator for free, inclusive of pre-loaded air time. “Unlocking” does not involve significant cost. Switching to another cellular operator would, however, result in a change of the subscriber’s cellular telephone number.

Local Exchange Service

The concerted nationwide local exchange line build-out by various players, as mandated by the Philippine government, significantly increased the number of fixed lines in service in the country and resulted in wider access to basic telephone service. The growth of the fixed line market has considerably weakened due to the surge in demand for cellular services and the general sluggishness of the national economy. Nevertheless, we have sustained our leading position in the fixed line market on account of PLDT's extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market are Digitel, BayanTel and Globe. In June 2005, Innove Communications, a wholly-owned subsidiary of Globe, was granted a national franchise by the NTC to provide landline service nationwide.

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

With respect to inbound calls into the Philippines, we adopted the U.S. FCC benchmark accounting rate of US$0.38 per minute for inbound international calls which represented a settlement rate of US$0.19 per minute, one year ahead of the target date of January 1, 2001. This provided us with increased flexibility to terminate more U.S. traffic into the Philippines, minimize unauthorized traffic termination through international simple resale operations and recover traffic lost due to bypass routings. We have also established presence in key cities overseas to identify traffic at its source, maximize the use of our international facilities and develop alternative sources of revenue. Effective February 1, 2003, after lengthy negotiations with approximately 100 telecommunications operators around the world, we increased the termination rate with carriers accounting for a substantial portion of our international inbound traffic terminating on our fixed line network to an average of approximately US$0.12 per minute. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. See “Item 8. Financial Information –– Legal Proceedings –– U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies”, “Item 5. Operating and Financial Review and Prospects –– Results of Operations –– 2004 Compared to 2003 –– Consolidated Operating Revenue –– Fixed Line –– International Long Distance”, “Item 3. Key Information –– Risks Factors–– Risks Relating to Us –– Our results of operations have been, and may continue to be, adversely affected by competition in international long distance service” and Note 25 – Other Matters to the accompanying consolidated financial statements in Item 18 for further discussion.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and cellular businesses, which are the origination points of outbound international calls. We have also introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers.

National Long Distance Service

Since 2000, our national long distance service business has been negatively impacted by the growing number of cellular subscribers in the Philippines and the widespread availability and growing popularity of alternative economical non-voice methods of communication, particularly text messaging and e-mailing. In addition, various internet service providers have launched voice services over the internet to their subscribers nationwide.

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

On January 5, 2005, Globelines launched a plan that offered all its subscribers free NDD calls nationwide. Digitel's flat rate for Sun-to-Sun calls was being positioned not only as a strong alternative to cellular, but also as a replacement to the fixed line. On February 14, 2005, PLDT launched its Php10 per call promotion to any PLDT fixed line subscriber nationwide and to all Smart and Talk 'N Text subscribers. The promotions introduced a shift from the “per minute charging” to a single fee for unlimited calls.

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

Properties

We own four office buildings located in Makati City and own and operate 183 exchanges nationwide, of which 61 are located in the Metropolitan Manila area. The remaining 122 exchanges are located in small cities and municipalities outside Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications. As at December 31, 2004, we had 3,957 cellular cell sites and 5,303 base stations.

As at December 31, 2004, our principal properties, excluding property under construction, consisted of the following, based on book value:

•         58% consisted of cable and cellular facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

•         25% consisted of central office equipment, including three international gateway facilities, six pure national toll exchanges and 15 combined local and toll exchanges, and communications satellite;

•         9% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

•         1% consisted of information origination and termination equipment, including, pay telephones and radio equipment installed for customers use, as well as cables and wires installed within customers' premises; and

•         7% consisted of other work equipment.

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

PLDT's and Smart’s properties are free from any mortgage, charge, pledge, lien or encumbrance. However, substantial properties of Piltel and Mabuhay Satellite and a portion of ePLDT’s property are subject to liens.

PLDT Group has various long-term lease contracts, the bulk of which have lease terms ranging from two to ten years covering certain offices, warehouses, telecommunications equipment locations and various office equipment.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements (and the related notes) as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and “Item 3. Key Information — Risk Factors" and elsewhere in this report. Our audited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with U.S. GAAP. For convenience, certain peso financial information in the following discussions has been translated to U.S. dollars at the exchange rate at December 31, 2004 of Php56.341 to US$1.00, as quoted through the Philippine Dealing System.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments which serve as the basis for management’s decision to allocate resources and evaluate operating performance:

•         Wireless — wireless telecommunications services provided by PLDT’s subsidiaries, Smart and Piltel, our cellular service providers, and Mabuhay Satellite, ACeS Philippines, and Telesat, our satellite and VSAT operators;

•         Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, Maratel, Piltel and BCC, which together account for approximately 3% of our consolidated fixed lines in service, (in 2004) and PLDT Global; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT; call center services provided by ePLDT’s subsidiaries Parlance, Vocativ and Ventus; internet access and gaming services provided by ePLDT’s subsidiaries, Infocom, DigiPar and netGames; and e-commerce and IT-related services provided by other investees of ePLDT, as discussed in Note 8 – Investments to the accompanying consolidated financial statements in Item 18.

Key performance indicators and drivers that our management uses for the management of our business include, among others, the general economic conditions in the Philippines, our subscriber base, traffic volumes, and interconnection arrangements.

Wireless

Our wireless business provides cellular and satellite, VSAT and other services, with cellular services contributing about 97% and satellite, VSAT and other services contributing 3% of our wireless service revenues as at December 31, 2004. Rapid growth in the cellular market has resulted in a change in our revenue composition and sources of our revenue growth. Starting 2003, cellular service has been our major revenue source surpassing fixed line revenues by five percentage points. As at December 31, 2004, Smart and Piltel, which offers service using Smart’s network, had the largest and third largest cellular subscriber bases, respectively, in the Philippines. In addition, Smart’s and Piltel’s subscribers increased by 48% in 2004, resulting in our aggregate system-wide cellular subscribers outnumbering our fixed line in service by more than 9 to 1 at the end of 2004. Cellular data services, which include all text messaging and text-related services ranging from ordinary text to value-added services, contributed significantly to our revenue increase. Cellular service revenues accounted for 56%, 51% and 42% of our total service revenues for 2004, 2003 and 2002, respectively.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services and miscellaneous services. Until 2003, fixed line services have been our major revenue source contributing 56% and 69% of consolidated service revenues in 2002 and 2001, respectively. Although relatively stable in absolute terms, our fixed line revenues’ contribution to total operating revenues have declined to 38% in 2004, largely due to the substantial growth in our wireless business. Local exchange revenues have declined slightly owing to shift in subscriber preference from postpaid to prepaid service. National long distance revenues have also been declining largely due a drop in call volumes, and an increase in the proportion of calls subject to revenue sharing with other carriers. Mitigating these declines was the steady growth of our data and other network services over the recent years. Recognizing the growth potential of the data and other network services segment, we have put considerable emphasis on the development of new packet-switched, data-capable and internet-based networks. International long distance revenues have declined until 2002 due to lower inbound call volumes, lower termination rates and increased competition and substitution, but has increased its contribution to the overall fixed line revenues in 2003 and 2004 on account of an increase in our average termination rates in 2003.

Information and Communications Technology

Our information and communications technology business is conducted through our wholly-owned subsidiary, ePLDT, which was incorporated in August 2000 and started commercial operations in February 2001. ePLDT’s principal businesses are the operation of an internet data center under the brand name Vitro™; three wholly-owned call centers, Vocativ, Parlance and Ventus, which commenced full commercial operations in March 2005, and Infocom, an ISP. As a percentage of our total service revenues, our information and communications technology service revenues increased to 2% in 2004 from 1% in 2003 and 2002.

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

Revenue Recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables. While we believe that our judgments and assumptions are appropriate and reasonable, significant changes in our judgments and assumptions may materially affect our reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically have not been material in our consolidated financial statements. Differences between the amounts initially recognized and actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates may not result to material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence. Revenue for handset sales is quantified and identified separately using the residual value method from our cellular service revenue.

Estimating Useful Lives of Property, Plant and Equipment

We estimate the useful lives of our property, plant and equipment based on the period over which our assets are expected to be available for use. The estimated useful lives of our property, plant and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of our assets. In addition, our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded expenses and decrease our noncurrent assets. Property, plant and equipment amounted to Php186,093 million and Php190,217 million as at December 31, 2004 and 2003, respectively.

Asset Impairment

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

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the assets and liabilities purchased. Our business acquisitions typically result in goodwill, which prior to January 1, 2002, affected our results of operations for the amount of future period amortization expense. Since January 1, 2002, goodwill has been subject to a periodic impairment test and may no longer be amortized. Determining the fair value of property, plant and equipment, investments and intangible assets requires us to make estimates and assumptions, such as the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, that can materially affect our consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The determination of the estimated future cash flows involves significant judgment and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment changes.

Total goodwill and intangible assets as at December 31, 2004 and 2003 amounted to Php16,561 million and Php15,464 million, respectively. Total asset impairment charges amounted to Php1,412 million in 2004, Php675 million in 2003 and Php13,279 million in 2002.

Financial Assets and Liabilities

U.S. GAAP requires that we carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgment. While significant components of fair value measurement were determined using verifiable objective evidence (e.g., foreign exchange rates, interest rates, volatility rates), the fair value would differ if we utilized different valuation methodology. Any changes in fair value of these financial assets and liabilities would affect directly our profit and loss and equity.

The fair value of financial assets and liabilities as at December 31, 2004 amounted to Php46,153 million and Php191,923 million, respectively. Total gain on debt exchange in 2004 amounted to Php2,620 million. The fair value of financial assets and liabilities as at December 31, 2003 amounted to Php39,861 million and Php212,385 million, respectively.

Estimating Allowance for Doubtful Accounts

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we use judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s current credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a general provision is established as a certain percentage of operating revenues based on the aging profile of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments.

Full allowance is provided for receivables from permanently disconnected subscribers and carriers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers and carriers based on the age status of receivables.

The amounts and timing of recorded expenses for any period would differ if we made different judgments or utilized different estimates. An increase in our allowance for doubtful accounts would increase our recorded expenses and decrease our current assets. Provision for doubtful accounts amounted to Php3,948 million in 2004, Php4,092 million in 2003 and Php4,160 million in 2002. The provision for doubtful accounts represented approximately 3% of our consolidated service revenues in 2004, 4% in 2003 and 5% in 2002. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php10,404 million and Php17,087 million as at December 31, 2004 and 2003, respectively.

Acquisitions and Intangible Assets

Acquisitions have generally been accounted for as purchases. Accordingly, the acquisition of Smart was accounted for using the purchase method of accounting. The excess of the total acquisition cost over the fair value of the net assets acquired was Php23,096 million. Based on management's review and estimate, Php5,900 million was recorded as the value of customers acquired (Php2,705 million and Php3,195 million were attributed to Global System for Mobile Communication, or GSM, and analog subscribers, respectively). Prior to 2002, the excess of the total acquisition cost over the fair value of the net assets acquired was amortized on a straight-line basis over five years. Starting 2002, the unamortized balance is reviewed annually for impairment using the fair value approach. Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the assets and liabilities purchased.

Foreign Exchange Revaluation Losses

When we incur unhedged foreign currency-denominated liabilities arising directly from the acquisition of property, plant and equipment invoiced in a foreign currency, such as U.S. dollar-denominated loans to finance equipment purchases, foreign exchange losses on those liabilities are charged or credited to operations in the current period. Over the past years, the Philippine peso has depreciated significantly against the U.S. dollar, resulting in substantial foreign exchange losses, and has resulted in our incurring net losses for certain periods.

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

Pension Cost and Other Retirement Benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 17 – Employee Benefits to the accompanying consolidated financial statements in Item 18, and include among others, discount rates, expected returns on plan assets and rates of compensation increase. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations. Unrecognized net actuarial loss as at December 31, 2004 amounted to Php89 million.

Deferred Tax Assets

We review the carrying amounts of our deferred tax assets at each balance sheet date and recognize a valuation allowance to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that we will generate sufficient taxable profit to allow all or part of our deferred tax assets to be utilized. Significant changes in our judgments and assumptions may materially affect the reported amounts of our valuation allowance and the carrying amounts of our deferred tax assets.

As at December 31, 2004 and 2003, our deferred tax assets amounted to Php20,027 million and Php20,712 million, respectively, net of valuation allowance amounting to Php13,663 million and Php19,590 million, respectively.

Legal Contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. See “Item 8. Financial Information — Legal Proceedings — Taxation.” Outstanding provisions to cover these contingencies amounted to Php5,199 million as at December 31, 2004.

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated operating revenues, expenses and net income (loss) for each of the years ended December 31, 2004, 2003 and 2002. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	ICT	Inter-segment Transactions	Total
	(in millions)
For the year ended December 31, 2004
Operating Revenues	Php75,161	Php48,484	Php2,401	(Php4,825)	Php121,221
Service	69,050	48,484	2,080	(4,662)	114,952
Non-service	6,111	–	321	(163)	6,269
Operating Expenses	42,769	31,909	3,035	(5,031)	72,682
Net Income (Loss)	27,513	1,287	(699)	–	28,101
For the year ended December 31, 2003
Operating Revenues	65,183	46,820	1,783	(2,586)	111,200
Service	54,635	46,820	1,467	(2,436)	100,486
Non-service	10,548	–	316	(150)	10,714
Operating Expenses	46,264	32,303	2,272	(3,018)	77, 821
Net Income (Loss)	13,275	(1,902)	(328)	–	11,045
For the year ended December 31, 2002
Operating Revenues	48,252	46,186	977	(1,584)	93,831
Service	36,157	46,186	772	(1,429)	81,686
Non-service	12,095	–	205	(155)	12,145
Operating Expenses	37,915	43,793	1,458	(1,364)	81,802
Net Income (Loss)	5,931	(11,602)	(487)	–	(6,158)

2004 Compared to 2003

On a Consolidated Basis

Consolidated Operating Revenues

Largely driven by the continued strong growth of our wireless business, particularly Smart’s cellular business, our consolidated operating revenues for 2004 increased by Php10,021 million, or 9%, to Php121,221 million from Php111,200 million in 2003. The revenue contribution of our wireless business accounted for 62% of our consolidated operating revenues for 2004, compared to 59% in 2003.

The following table shows the breakdown of our consolidated operating revenues for the years ended December 31, 2004 and 2003 by business segment:

	Years Ended December 31,
					Change
	2004	%	2003	%	Amount	%
	(in millions)
Wireless	Php75,161	62	Php65,183	59	Php9,978	15
Fixed line	48,484	40	46,820	42	1,664	4
Information and communications technology	2,401	2	1,783	1	618	35
Inter-segment revenues	(4,825)	(4)	(2,586)	(2)	(2,239)	87
Total	Php121,221	100	Php111,200	100	Php10,021	9

Consolidated Operating Expenses

Our consolidated operating expenses in 2004 decreased by Php5,139 million, or 7%, to Php72,682 million from Php77,821 million in 2003. The decrease was primarily due to lower operating expenses associated with our wireless and fixed line businesses, partially offset by an increase in operating expenses associated with our information and communications technology business. As a percentage of our consolidated operating revenues, consolidated operating expenses decreased to 60% in 2004 from 70% in 2003.

The following table shows the breakdown of our consolidated operating expenses for the years ended December 31, 2004 and 2003 by business segment:

	Years Ended December 31,
					Increase/(Decrease)
	2004	%	2003	%	Amount	%
	(in millions)

Wireless	Php42,769	59	Php46,264	59	(Php3,495)	(8)
Fixed line	31,909	44	32,303	42	(394)	(1)
Information and communications technology	3,035	4	2,272	3	763	34
Inter-segment expenses	(5,031)	(7)	(3,018)	(4)	(2,013)	67
Total	Php72,682	100	Php77,821	100	(Php5,139)	(7)

Consolidated Operating Income

Our consolidated operating income in 2004 was Php48,539 million, an increase of Php15,160 million, or 45%, compared to Php33,379 million in 2003 as a result of an increase in our consolidated operating revenues, complemented by a decrease in our consolidated operating expenses.

Consolidated Financing Costs

Financing costs on a consolidated basis decreased by Php7,686 million, or 31%, to Php17,097 million primarily due to lower foreign exchange losses pertaining to the foreign exchange revaluation of the carrying values of financial liabilities because the level of peso depreciation was lower in 2004 as compared to 2003 and also because of lower foreign denominated debt balances in 2004 compared to 2003 and lower interest expense and related items owing to lower debt balances in 2004 compared with 2003.

Consolidated Interest Income

Interest income on a consolidated basis increased by Php429 million, or 84%, to Php942 million in 2004 from Php513 million in 2003 mainly attributable to higher average cash balances.

Consolidated Other Income - Net

Other income on a consolidated basis totaled Php2,530 million in 2004, an increase of Php1,731 million, or 217%, compared to Php799 million in 2003. The increase was mainly due to a gain on a debt exchange restructuring transaction conducted by Smart in 2004 pertaining to the wireless business. There was no similar gain of the same nature in 2003. For further details, see “Item 5. Operating and Financial Review and Prospects – Other Information – Piltel Debt Exchange Transaction” and Note 12 – Interest–bearing Financial Liabilities – Term Loans –US$283 Million Term Loan Facility, or Debt Exchange Facility to the accompanying consolidated financial statements in Item 18.

Consolidated Income Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Loss (Income) of Consolidated Subsidiaries

Our income before income tax, cumulative effect of change in accounting policy and minority interest in net loss (income) of consolidated subsidiaries in 2004 was Php34,840 million, an increase of Php25,020 million, or 255%, from Php9,820 million in 2003.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php6,826 million in 2004 compared to a benefit from income tax of Php1,400 million in 2003 due to a tax loss position, as non-tax deductible charges were higher in 2003.

In 2004 and 2003, our effective corporate tax rate on a consolidated basis was 20% and 14%, respectively. Our effective corporate tax rate was lower than the 32% statutory corporate tax rate due to the following: our income was already subjected to a final tax; our income was already subjected to a lower tax rate; and our equity in net income of our subsidiaries, which had already been subjected to tax and was therefore no longer subject to income tax. Our effective tax rate increased in 2004 primarily due to the expiration in May 2004 of the three-year income tax holiday granted to Smart. We currently expect that our effective corporate tax rate will be higher going forward than in previous years due to the expiration of Smart’s income tax holiday.

Consolidated Net Income

Our consolidated net income in 2004 was Php28,101 million, an increase of Php17,056 million, or 154%, compared to Php11,045 million in 2003. The following table shows the breakdown of our consolidated net income (loss) for the years ended December 31, 2004 and 2003 by business segment:

	Years Ended December 31,
					Change
	2004	%	2003	%	Amount	%
	(in millions)

Wireless	Php27,513	98	Php13,275	120	Php14,238	107
Fixed line	1,287	5	(1,902)	(17)	3,189	168
Information and communications technology	(699)	(3)	(328)	(3)	(371)	(113)
Total	Php28,101	100	Php11,045	100	Php17,056	154

On Business Segment Basis

Wireless

Operating Revenues

Our wireless business segment offers cellular services as well as satellite, VSAT, and other services.

The following table summarizes our total operating service and non-service revenues from our wireless business for the years ended December 31, 2004 and 2003 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2004	%	2003	%	Amount	%
	(in millions)
Wireless services:
Service Revenues
Cellular	Php67,030	89	Php52,932	81	Php14,098	27
Satellite, VSAT and others	2,020	3	1,703	3	317	19
	69,050	92	54,635	84	14,415	26
Non-service Revenues
Sale of handsets and SIM-packs	6,111	8	10,548	16	(4,437)	(42)
Total Wireless Operating Revenues	Php75,161	100	Php65,183	100	Php9,978	15

Service Revenues

Our wireless service revenues increased by Php14,415 million, or 26%, to Php69,050 million in 2004 compared to Php54,635 million in 2003 mainly as a result of the continued growth of Smart’s and Piltel’s subscriber base. Accordingly, as a percentage of our total wireless operating revenues, wireless service revenues increased to 92% in 2004 from 84% in 2003.

Cellular Service

Unless otherwise indicated, the financial data and operating metrics cited in the cellular service section reflect the consolidated results of our cellular subsidiary, Smart and its subsidiary, Piltel.

Our cellular service revenues consist of:

•         revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of discounts given to dealers;

•         monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our service customers in excess of allotted free text messages, and (4) charges for value-added services, net of related content provider costs;

•         revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the service; and

•         other charges, including those for reconnection and migration.

Our cellular service revenues in 2004 amounted to Php67,030 million, an increase of Php14,098 million, or 27%, from Php52,932 million in 2003. Cellular service revenues accounted for 89% and 81% of our total wireless operating revenues in 2004 and 2003, respectively. The increase in cellular service revenues was primarily due to the continued growth of Smart’s and Piltel’s subscriber base. As at December 31, 2004, the combined cellular subscribers of Smart and Piltel reached 19,208,232, an increase of 6,261,035, or 48%, over their combined cellular subscriber base of 12,947,197 as at December 31, 2003. Prepaid and postpaid net subscriber activations totaled 6,235,518 and 25,517, respectively, in 2004, or a quarterly average addition of 1,558,880 prepaid and 6,379 postpaid subscribers.

The table below shows our cellular subscribers base as at December 31, 2004 and 2003:

	As at December 31,
			Increase
	2004	2003	Amount	%

Cellular subscriber base	19,208,232	12,947,197	6,261,035	48
Prepaid	18,933,738	12,698,220	6,235,518	49
Smart	14,321,288	9,831,135	4,490,153	46
Piltel	4,612,450	2,867,085	1,745,365	61
Postpaid	274,494	248,977	25,517	10

Of our 19,208,232 subscribers as at December 31, 2004, prepaid subscribers accounted for approximately 99% while postpaid subscribers accounted for the remaining 1%. Our cellular prepaid subscriber base grew by 49% to 18,933,738 as at December 31, 2004 from 12,698,220 as at December 31, 2003, whereas our postpaid subscriber base increased by 10% to 274,494 as at December 31, 2004 from 248,977 as at December 31, 2003. Smart’s prepaid and postpaid net subscriber activations totaled 4,490,153 and 25,517, respectively, in 2004, or a quarterly average addition of 1,122,538 prepaid and 6,379 postpaid subscribers. On the other hand, Piltel’s prepaid subscribers increased by 61% to 4,612,450 as at December 31, 2004 from 2,867,085 as at December 31, 2003, or a quarterly average addition of 436,341 subscribers.

Our quarterly net subscriber activations (reductions) over the last eight quarters are as follows:

	Prepaid		Postpaid	Total
	Smart	Piltel	Smart

2004
First Quarter	1,162,301	218,038	16,866	1,397,205
Second Quarter	1,207,542	468,772	7,691	1,684,005
Third Quarter	797,686	635,978	10,445	1,444,109
Fourth Quarter	1,322,624	422,577	(9,485)	1,735,716

2003
First Quarter	527,158	205,086	36,963	769,207
Second Quarter	744,251	241,630	9,331	995,212
Third Quarter	858,723	319,528	8,816	1,187,067
Fourth Quarter	1,051,965	327,221	17,219	1,396,405

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Gross service revenues from these services for 2004 amounted to Php2,020 million, an increase of Php317 million, or 19%, from Php1,703 million in 2003.

Non-service Revenues

Our wireless non-service revenues consist of:

•         Proceeds from sale of cellular handsets; and

•         Proceeds from sale of cellular SIM-packs.

Our wireless non-service revenues decreased by Php4,437 million, or 42%, to Php6,111 million in 2004 as compared to Php10,548 million in 2003 mainly attributable to lower handset sales due to the fact that activations in 2004 were primarily driven by more SIM-pack sales and SIM-swap activities.

Operating Expenses

Operating expenses associated with our wireless business in 2004 amounted to Php42,769 million, a decrease of Php3,495 million, or 8%, from Php46,264 million in 2003. A significant portion of this decrease was mainly attributable to decreases in costs of cellular handsets and SIM-packs sold and depreciation and amortization, partially offset by higher rent and selling and promotion expenses. As a percentage of our total wireless operating revenues, operating expenses associated with our wireless business decreased to 57% in 2004 from 71% in 2003.

Cellular business expenses accounted for 93% while satellite, VSAT and other business expenses accounted for 7% of our wireless business expenses in 2004, compared to 94% and 6%, respectively, in 2003.

The following table summarizes our wireless-related expenses for the years ended December 31, 2004 and 2003 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2004	%	2003	%	Amount	%
	(in millions)
(in millions)
Wireless services
Costs of cellular handsets and SIM-packs sold	Php10,599	25	Php15,790	34	(Php5,191)	(33)
Depreciation and amortization	10,085	24	12,183	26	(2,098)	(17)
Selling and promotions	4,320	10	3,310	7	1,010	31
Rent	4,160	10	2,235	5	1,925	86
Compensation and benefits(1)	3,205	8	3,801	8	(596)	(16)
Maintenance	2,616	6	2,051	4	565	28
Cost of satellite air time	1,299	3	1,919	4	(620)	(32)
Taxes and licenses	1,222	3	1,174	3	48	4
Professional and other service fees	1,012	2	624	1	388	62
Insurance and securities	937	2	756	2	181	24
Asset impairment	430	1	288	1	142	49
Provision for inventory obsolescence	213	–	87	–	126	145
Provision for doubtful accounts	204	–	72	–	132	183
Amortization of intangible assets	93	–	766	2	(673)	(88)
Other operating expenses	2,374	6	1,208	3	1,166	97
Total	Php42,769	100	Php46,264	100	(Php3,495)	(8)

__________

(1) Includes salaries and benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.

Costs of cellular handsets and SIM-packs sold decreased by Php5,191 million, or 33%, to Php10,599 million as activations in 2004 were primarily driven more by SIM-pack sales and SIM-swap activities compared to handset sales in 2003.

Depreciation and amortization charges decreased by Php2,098 million, or 17%, to Php10,085 million substantially due to a decrease in the depreciable asset base as certain of our wireless assets were fully depreciated by the end of 2004.

Selling and promotion expenses increased by Php1,010 million, or 31%, to Php4,320 million due to advertising and promotions costs incurred to attract new subscriptions, as well as to retain our existing subscriber base.

Rent expenses increased by Php1,925 million, or 86%, to Php4,160 million on account of an increase in the number of transmission links and higher cell site and office space rentals for the increased number of cell sites, wireless centers and space requirements for increased personnel, primarily related to the increase in the number of our subscribers. As at December 31, 2004, we had 3,957 cell sites and 5,303 base stations, compared with 2,920 cell sites and 3,904 base stations as at December 31, 2003.

Compensation and benefits decreased by Php596 million, or 16%, to Php3,205 million primarily due to a higher accrual in 2003 of a long-term incentive benefits of managers and executives of Smart covering the period 2000 to 2004, partially offset by an increase in headcount and increased salaries, benefits and performance bonuses of Smart’s employees. Smart's employee headcount increased by 8% to 5,239 as at December 31, 2004 from 4,870 as at December 31, 2003.

Maintenance expenses increased by Php565 million, or 28%, to Php2,616 million mainly on account of higher repairs and maintenance costs, and higher site utility expenses due to, and in line with, the continued growth in the number of cell sites and other network facilities.

Cost of satellite air time decreased by Php620 million, or 32%, to Php1,299 million due to the change in the basis of recognizing air time cost. In 2003, satellite air time cost was accrued at a fixed amount per month based on the payment schedule in a standstill agreement in consideration for unlimited air time access. In 2004, upon the termination of the standstill agreement, air time cost was reverted to the original charging rate on a per minute basis. This was agreed to be the basis of air time cost until a new agreement is finalized. Please see Note 18 – Operating Revenues and Expenses to the accompanying consolidated financial statements in Item 18 for further discussion.

Taxes and licenses increased by Php48 million, or 4%, to Php1,222 million mainly due to an increase in Smart’s business-related permits and licenses.

Professional and other service fees increased by Php388 million, or 62%, to Php1,012 million mainly as a result of increased legal and consultancy fees primarily incurred in connection with transactions conducted by Smart in 2004 and increased bill collection service fees in line with the growth of our subscriber base.

Insurance and securities increased by Php181 million, or 24%, to Php937 million mainly due to the increase in our number of cell sites and in the amount of network equipment insured as a result of the continued growth and expansion of our network.

Asset impairment charges increased by Php142 million, or 49%, to Php430 million due to impairment losses recognized in respect of Mabuhay Satellite’s investment in an investee company amounting to Php430 million as compared to Piltel’s recognition of asset impairment amounting to Php288 million in 2003.

Provision for inventory obsolescence increased by Php126 million, or 145%, to Php213 million, primarily due to slow moving handsets relating to ACeS Philippines in 2004.

Provision for doubtful accounts increased by Php132 million, or 183%, to Php204 million in 2004 mainly due to an increase of specifically identified uncollectible subscriber accounts of Smart.

Amortization of intangible assets decreased by Php673 million, or 88%, to Php93 million in 2004 mainly due to the amortization of a customer list of Php766 million in 2003. The amortization expense of Php93 million in 2004 represents amortization of intangibles incurred in acquiring equity interests in Meridian and Wolfpac by Smart; no similar charges were incurred in 2003.

Other operating expenses increased by Php1,166 million, or 97%, to Php2,374 million due to various business and operational-related expenses such as facility usage fees, travel, supplies, communication and delivery expenses.

Operating Income

Operating income from our wireless business amounted to Php32,392 million in 2004, an increase of Php13,473 million, or 71%, from Php18,919 million in 2003, primarily due to increased revenues, mainly from our cellular services, complemented by lower operating expenses.

Financing Costs

Financing costs associated with our wireless business decreased by Php1,848 million, or 45%, to Php2,285 million in 2004, primarily due to lower foreign exchange losses, because the level of depreciation of the peso was higher in 2003 compared to 2004, and lower interest expense on loans resulting from lower debt balances in 2004 as compared to 2003. The breakdown of our financing costs for our wireless business for the years ended December 31, 2004 and 2003 is as follows:

	Years Ended December 31,
			Increase (Decrease)
	2004	2003	Amount	%
	(in millions)
Interest on loans and related items	Php984	Php1,348	(Php364)	(27)
Accretion on financial liabilities	884	449	435	97
Foreign exchange losses	423	2,139	(1,716)	(80)
(Gain) loss on derivative transactions – net	(7)	165	(172)	(104)
Financing charges	1	32	(31)	(97)
	Php2,285	Php4,133	(Php1,848)	(45)

Interest Income

Interest income generated by our wireless business amounted to Php724 million in 2004, an increase of Php356 million, or 97%, compared to Php368 million in 2003 mainly attributable to Smart’s higher average cash balances.

Other Income - net

Our wireless business segment generated other income - net of Php2,648 million in 2004, an increase of Php2,561 million, from Php87 million in 2003. This increase was primarily a result of a Php2,620 million gain on a debt restructuring transaction conducted by Smart in 2004 pertaining to our wireless business. See “Item 5. Operating and Financial Review and Prospects – Other information – Piltel Debt Exchange Transaction” and Note 12 – Interest-bearing Financial Liabilities – Term Loans – US$283 Million Term Loan Facility, or Debt Exchange Facility to the accompanying consolidated financial statement in Item 18.

Income Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income (Loss) of Consolidated Subsidiaries

Income before income tax, cumulative effect of change in accounting policy and minority interest in Net income (loss) of consolidated subsidiaries increased by Php18,244 million, or 120%, to Php33,407 million in 2004 compared to Php15,163 million in 2003, mainly due to a 15% increase in wireless operating revenues, principally from our cellular business, resulting from the continued cellular subscriber growth, as well as a decrease in our wireless business expenses of 8% in 2004.

Provision for Income Tax

Provision for income tax increased by Php4,295 million, or 257%, to Php5,967 million in 2004 from Php1,672 million in 2003 as Smart’s income tax holiday expired in 2004.

Smart's three-year income tax holiday, which expired in May 2004, applied to the incremental income generated from its GSM network expansion. The income tax holiday was computed by applying the exemption rate against the income tax derived from GSM operations. The exemption rate was computed by dividing the incremental GSM revenues by eligible GSM revenues (both gross of interconnection revenues) where the incremental GSM revenues were derived by deducting the base figure prescribed by the BOI (Smart’s gross revenue in 2000) from the total GSM revenues. After adjusting for non-deductible items and unrealized and realized foreign exchange losses, Smart’s net taxable income was multiplied by the statutory corporate income tax rate of 32% and the exemption rate. The resulting figure was the income tax that was deducted from the income tax due on GSM revenues with the difference being the income tax due for the period. We currently expect that our effective corporate tax rate will be higher going forward than in previous years due to the expiration of Smart’s income tax holiday.

Net Income

Our wireless business segment recorded a net income of Php27,513 million in 2004, an increase of Php14,238 million, or 107%, over Php13,275 million registered in 2003 due primarily to the 48% growth in our cellular subscriber base, complemented by an 8% decrease in wireless expenses.

Fixed Line

Operating Revenues

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Operating revenues generated from our fixed line business for 2004 totaled Php48,484 million, an increase of Php1,664 million, or 4%, from Php46,820 million in 2003. This increase was primarily due to higher revenues generated from data and other network services, national long distance services, international long distance services and miscellaneous revenues, partially offset by decreased revenues from local exchange service. As a percentage of our total operating revenues, fixed line revenues decreased to 38% in 2004 from 41% in 2003, principally due to the continued growth of our wireless business.

The following table summarizes total operating revenues from our fixed line business for the years ended December 31, 2004 and 2003 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2004	%	2003	%	Amount	%
	(in millions)
Fixed line services:
Service Revenues
Local exchange	Php20,606	42	Php20,728	44	(Php122)	(1)
International long distance	12,804	26	12,767	27	37	–
National long distance	6,736	14	6,561	14	175	3
Data and other network	7,052	15	5,978	13	1,074	18
Miscellaneous	1,286	3	786	2	500	64
Total Fixed Line Operating Revenues	Php48,484	100	Php46,820	100	Php1,664	4

Service Revenues

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

The following table summarizes key measures of our local exchange service business segment as at and for the years ended December 31, 2004 and 2003:

	Years Ended December 31,
			Increase (Decrease)
	2004	2003	Amount	%

Consolidated local exchange service revenues (in millions)	Php20,606	Php20,728	(Php122)	(1)
Number of fixed lines in service	2,152,027	2,185,951	(33,924)	(2)
Number of fixed line employees	9,692	10,518	(826)	(8)
Number of fixed lines in service per employee	222	208	14	7

Revenues from our local exchange service in 2004 decreased by Php122 million, or 1%, to Php20,606 million from Php20,728 million in 2003. The decrease was primarily due to the (1) shift in subscriber preference from postpaid to prepaid services, which generate lower average revenue per subscriber, and (2) decline in installation revenues due to a promotion which waived installation cost of subscribers in an effort to stimulate subscriber growth, partially offset by adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 42% in 2004 from 44% in 2003.

Fixed line net reductions in 2004 were 33,924 as compared to 2,661 in 2003. While fixed line additions totaled 11,532 for prepaid fixed line services, postpaid fixed lines in service declined by 45,456 in 2004. As at December 31, 2004, postpaid and prepaid fixed line subscribers totaled 1,783,191 and 368,836, respectively, which accounted for approximately 83% and 17%, respectively, of total fixed lines in service.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. During 2004, we implemented six upward and one downward adjustments in our monthly local service rates compared to 11 upward and three downward adjustments in 2003. The average peso-to-dollar rate in 2004 was Php56.044 to US$1.00, compared to the average of Php54.215 to US$1.00 in 2003. This change in the average peso-to-dollar rate translated to a peso depreciation of 3%, which resulted in an average net increase of 1.5% in our monthly local service rates in 2004.

International Long Distance Service

Our international long distance service revenues, which we generate through our international gateway facilities, consist of:

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

The following table shows information about our international fixed line long distance business for the years ended December 31, 2004 and 2003:

	Years Ended December 31,
			Increase (Decrease)
	2004	2003	Amount	%

Total international long distance service revenues (in millions)	Php12,804	Php12,767	Php37	–
Inbound	10,452	10,614	(162)	(2)
Outbound	2,352	2,153	199	9

International call volumes (in million minutes, except call ratio)	2,348	2,286	62	3
Inbound	2,192	2,128	64	3
Outbound	156	158	(2)	(1)
Inbound-outbound call ratio	14.1:1	13.5:1	–	–

Our total international long distance service revenues increased by Php37 million, to Php12,804 million in 2004 from Php12,767 million in 2003 primarily due to an increase in outbound international long distance revenues. The percentage contribution of international long distance service revenues to our total fixed line operating revenues decreased to 26% in 2004 from 27% in 2003.

Our revenues from inbound international long distance calls in 2004 decreased by Php162 million to Php10,452 million from Php10,614 million in 2003 primarily due to the change in call mix in favor of transit calls with lower hubbing rates.

Our inbound international long distance call volumes in 2004 increased by 3% to 2,192 million minutes from 2,128 million minutes in 2003, largely due to an increase in transit calls.

Our revenues from outbound international long distance calls in 2004 increased by Php199 million, or 9%, to Php2,352 million from Php2,153 million in 2003. The increase resulted from higher conversion rates used as average billing rates were Php55.98 and Php54.04 in 2004 and 2003, respectively, and a change in call mix in favor of traffic utilizing least cost routes.

Our outbound international long distance call volumes declined by 1% to 156 million minutes in 2004 from 158 million minutes in 2003, primarily due to cellular substitution (subscribers opting to use cellular for international outbound calls) and the popularity of alternative means of communications such as e-mailing, international text messaging and internet telephony.

National Long Distance Service

Our national long distance service revenues consist of:

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

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2004 and 2003:

	Years Ended December 31,
			Increase (Decrease)
	2004	2003	Amount	%

Total national long distance service revenues (in millions)	Php6,736	Php6,561	Php175	3
National long distance call volumes (in million minutes)	1,853	2,016	(163)	(8)

Our national long distance service revenues increased by Php175 million, or 3%, to Php6,736 million in 2004 from Php6,561 million in 2003 as a result of increased national direct dial, or NDD, rates and more beneficial interconnection agreements with cellular operators. The percentage contribution of national long distance revenues to our total fixed line service revenues was 14% for 2004 and 2003.

Effective March 1, 2003, the rate for NDD calls originating from PLDT subscribers and terminating to other local exchange carriers increased to Php5.00 per minute from a flat rate of Php4.50 per minute. In addition, NDD calls originating from and terminating to PLDT was also adjusted to Php5.00 per minute from a flat rate of Php4.50 per minute effective June 8, 2003.

Further, we have entered into more beneficial interconnection agreements with cellular operators. Beginning January 2004, our settlement rate to cellular operators of Php4.50 per minute was reduced to Php4.00 per minute for calls terminating to cellular subscribers. At the same time, the cellular operators’ settlement rate for calls terminating to PLDT subscribers increased from Php2.50 per minute to Php3.00 per minute. In 2003, certain local exchange carriers, previously under revenue sharing arrangements, entered into access charging agreements with PLDT. Under the revenue sharing agreements, charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and another 30% for the terminating entity. Under these access charging agreements, the originating carrier generally pays access charges of (1) Php0.50 per minute for short haul traffic and Php1.25 per minute for long haul traffic to the carrier owning the backbone network; and (2) Php1.00 per minute to the terminating carrier. This change in interconnection charges resulted in a 7% decrease in average revenue per minute for calls originating from and terminating to other local exchange carriers.

Our national long distance call volumes, however, decreased by approximately 8% to 1,853 million minutes in 2004 from 2,016 million minutes in 2003. Cellular substitution and the widespread availability and growing popularity of alternative non-voice means of communications, particularly cellular text messaging and e-mailing, have negatively affected call volumes.

Data and Other Network Services

In 2004, our data and other network services posted revenues of Php7,052 million, an increase of Php1,074 million, or 18%, from Php5,978 million in 2003. The revenue contribution of this service segment to our total fixed line service revenues increased to 15% in 2004 from 13% in 2003.

Data and other network services we currently provide include traditional bandwidth services, broadband/packet-based/internet-based services and other packet-based switching services.

The foregoing services are used for domestic and international communications, broadband data transmission services, internet exchange services, private networking services, switch-based services and international packet-based services.

Broadband/IP-based services accounted for 51%, traditional bandwidth services accounted for 44% and other services accounted for the remaining 5% of the total revenues from PLDT’s data and other network services in 2004, compared to 44%, 50% and 6%, respectively, in 2003. These percentage changes indicate a continuing shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services. We expect this trend to continue given the growing demand for broadband transmission of voice, data and video due to the continued growth of the internet, e-commerce and other online services.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising and facilities rental. In 2004, these revenues increased by Php500 million, or 64%, to Php1,286 million from Php786 million in 2003. The improvement was mainly due to an increase in co-location charges from more co-location sites coupled with an increase in rent income on duct utilization and cable restoration. Miscellaneous service revenues accounted for approximately 3% of our total fixed line service revenues in 2004 and 2% in 2003.

Operating Expenses

Operating expenses related to our fixed line business in 2004 totaled Php31,909 million, a decrease of Php394 million, or 1%, compared to Php32,303 million in 2003. The decrease was primarily due to compensation and benefits as a result of PLDT’s MRP and lower rent expense. As a percentage of our total fixed line operating revenues, fixed line-related expenses decreased to 66% in 2004, compared to 69% in 2003.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2004 and 2003 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2004	%	2003	%	Amount	%
	(in millions)
Fixed line services:
Depreciation and amortization	Php9,674	30	Php9,315	29	Php359	4
Compensation and benefits(1)	7,921	25	8,971	28	(1,050)	(12)
Provision for doubtful accounts	3,744	12	3,950	12	(206)	(5)
Maintenance	3,192	10	3,081	10	111	4
Rent	1,742	5	1,909	6	(167)	(9)
Professional and other service fees	1,177	4	1,129	3	48	4
Selling and promotions	1,100	3	1,055	3	45	4
Taxes and licenses	812	3	959	3	(147)	(15)
Insurance and securities	700	2	762	2	(62)	(8)
Asset impairment	365	1	–	–	365	100
Provision for inventory obsolescence	361	1	152	1	209	138
Other operating expenses	1,121	4	1,020	3	101	10
Total	Php31,909	100	Php32,303	100	(Php394)	(1)

____________

(1)  Includes salaries and benefits, incentive plan, pension and MRP costs.

Depreciation and amortization charges increased by Php359 million, or 4%, to Php9,674 million mainly due to higher depreciation of our regular asset base primarily resulting from additional completed projects.

Compensation and benefits decreased by Php1,050 million, or 12%, to Php7,921 million mainly due to a 7% reduction in headcount due to PLDT’s MRP in 2003, when MRP cost of Php1,560 million was recognized consequently; in 2004, MRP cost amounted to Php553 million. This decreasing effect was partially offset by collective bargaining agreement-related increases in salaries and benefits of PLDT employees. See Note 18 – Operating Revenues and Expenses to the accompanying consolidated financial statements in Item 18 for further discussion on PLDT’s MRP.

Provision for doubtful accounts decreased by Php206 million, or 5%, to Php3,744 million primarily on account of lower provisions by PLDT for anticipated uncollectible accounts from various specifically identified domestic telecommunications carriers. PLDT makes provisions for anticipated uncollectible accounts based on the aging profile of its accounts receivables. PLDT’s provision for doubtful accounts in 2004 and 2003 was equivalent to 8% of its service revenues.

Maintenance expenses increased by Php111 million, or 4%, to Php3,192 million primarily owing to the expiration of warranties for certain plant facilities and higher maintenance costs of computer and peripherals in relation to charges for software support agreements for certain systems in 2004 as compared in 2003, partially offset by lower maintenance costs of the domestic fiber optic network due to more remedial works done in 2003 than in 2004.

Rent expenses decreased by Php167 million, or 9%, to Php1,742 million due to a decrease in international leased circuits and rental for bundled sales/value added service units expense.

Professional and other service fees increased by Php48 million, or 4%, to Php1,177 million as a result of higher legal fees in 2004 for various services, partially offset by a decrease in number of consultants in line with PLDT’s cost management efforts, coupled with a decrease in collection agency fees on account of lower final accounts subject for collection.

Selling and promotion expenses increased by Php45 million, or 4%, to Php1,100 million mainly as a result of an increase in PLDT’s promotional activities in relation to various products and services, partially offset by reduced corporate public relations expenses.

Taxes and licenses decreased by Php147 million, or 15%, to Php812 million mainly on account of lower business-related taxes paid in 2004 as compared to 2003.

Insurance and securities decreased by Php62 million, or 8%, to Php700 million primarily due to lower premiums on property all-risk, industrial all-risk and industrial fire insurance and lower number of contracted security guards.

Asset impairment amounted to Php365 million in 2004, which was primarily related to certain international assets of PLDT’s subsidiaries.

Provision for inventory obsolescence increased by Php209 million, or 138%, to Php361 primarily on account of higher inventory obsolescence owing to slow-moving items determined in 2004 as compared to 2003.

Other operating expenses increased by Php101 million, or 10%, to Php1,121 million due to higher contracted costs for technical and helpdesk resources and related computer and maintenance and in-house systems development, partially offset by lower office supplies consumption and printing costs resulting from PLDT’s continuing cost-containing activities.

Operating Income

Operating income from our fixed line service amounted to Php16,575 million in 2004, an increase of Php2,058 million, or 14%, from Php14,517 million in 2003 due to increased revenues primarily relating to our data and other network services as well as lower operating expenses.

Financing Costs

Financing costs associated with our fixed line business decreased by Php5,769 million, or 28%, to Php14,821 million primarily due to lower interest expense and related items owing to lower debt balances in 2004 compared with 2003 and lower foreign exchange losses pertaining to: (1) the foreign exchange revaluation of the carrying values of financial liabilities because the level of peso depreciation was higher in 2003 as compared to 2004 and (2) designation and documentation of certain hedged items as hedged instruments to qualify for hedge accounting from July 2004 onwards. The breakdown of our financing costs for our fixed line business for the years ended December 31, 2004 and 2003 is as follows:

	Years Ended December 31,
			Increase (Decrease)
	2004	2003	Amount	%
	(in millions)
Interest on loans and related items	Php10,137	Php10,034	Php103	1
Foreign exchange losses	2,392	7,525	(5,133)	(68)
Hedge costs	1,011	1,054	(43)	(4)
Loss on derivative transactions – net	835	1,466	(631)	(43)
Accretion on financial liabilities	301	280	21	8
Financing charges	145	231	(86)	(37)
	Php14,821	Php20,590	(Php5,769)	(28)

Interest Income

Interest income generated by our fixed line business amounted to Php248 million in 2004, an increase of Php110 million, or 80%, compared to Php138 million in 2003 mainly attributable to PLDT’s higher average cash balances.

Other Income - net

All other income/gains such as rental income, gain on disposal of property, which do not fall under service revenues are included under this classification. In 2004, our fixed line business segment registered a decrease in other income of Php950 million, or 93%, to Php74 million in 2004 from Php1,024 million in 2003.

Income (Loss) Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income of Consolidated Subsidiaries

Our fixed line business segment registered an income before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries of Php2,076 million in 2004 compared to a loss of Php4,911 million in 2003, primarily resulting from a substantial decrease in fixed line business-related expenses, particularly financing costs and compensation and benefits.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php800 million in 2004 as compared to benefit from income tax of Php3,008 million in 2003 due to a tax loss position in 2003 as non-tax deductible charges were higher in 2003.

Net Income (Loss)

In 2004, our fixed line business segment registered a net income of Php1,287 million, compared to a net loss of Php1,902 million in 2003. The change was primarily due to an increase in fixed line operating revenues as well as a decrease in fixed line-related expenses, particularly compensation and benefits and lower financing costs.

Information and Communications Technology

Operating Revenues

Our information and communications technology business is conducted by ePLDT, a wholly-owned subsidiary of PLDT.

In 2004, our information and communications technology business generated operating revenues of Php2,401 million, an increase of Php618 million, or 35%, from Php1,783 million in 2003. These revenues accounted for 2% of our total operating revenues in 2004 and 2003. ePLDT’s call center business contributed revenues of Php1,213 million, Internet and gaming contributed revenues of Php569 million and Vitro™ contributed revenues of Php243 million representing 58%, 27% and 12%, respectively, of the total service revenues from our information and communications technology business in 2004, compared to 63%, 26% and 8%, in 2003. Going forward, we expect revenues from our call center and Internet and gaming businesses to continue to contribute significantly to our information and communications technology revenues with the growing demand for call center services.

The following table summarizes our total operating revenues from our information and communications technology business for the years ended December 31, 2004 and 2003 by service segment:

	Years Ended December 31,
					Increase
	2004	%	2003	%	Amount	%
	(in millions)
Service Revenues
Call center	Php1,213	51	Php927	52	Php286	31
Internet and gaming business	569	24	380	21	189	50
Vitro™ data center	243	10	120	7	123	103
Others	55	2	40	2	15	38
	2,080	87	1,467	82	613	42
Non-service Revenues
Point of Product Sales	321	13	316	18	5	2
Total ICT Operating Revenues	Php2,401	100	Php1,783	100	Php618	35

Service Revenues

Service revenues generated by our information and communications technology business amounted to Php2,080 million in 2004, an increase of Php613 million, or 42%, from Php1,467 million in 2003. This was primarily a result of the continued growth of our call center and Internet and gaming businesses.

Call Center

Call center revenues consist of:

•         inbound calls for customer care, product inquiries, sales and technical support based on active minutes;

•         outbound calls for sales and collections based on active minutes; and

•         service income for e-mail handling, web chat, web co-browsing, data entry and business process outsourcing based on transaction volume.

Revenues related to our call center business in 2004 increased by Php286 million, or 31%, to
Php1,213 million from Php927 million in 2003, primarily due to the combined effects of the following: (1) Vocativ’s upward price adjustment for voice and VoIP, and an increase in programs being handled; and (2) an upward price adjustment by Parlance for its inbound and outbound projects, coupled with an increase in the number of registered minutes.

Call center revenues accounted for 58% and 63% of our total information and communications technology service revenues in 2004 and 2003, respectively.

Internet and gaming

Internet and gaming service revenues consist of:

•         revenues derived from actual usage of internet access network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic internet time loads, net of discounts given to dealers;

•         monthly service fees from postpaid corporate and consumer subscribers, including (1) charges for internet usage in excess of allocated free plan internet hours; (2) one-time installation and activation fees; and (3) fees for value added services such as additional mailbox accounts;

•         monthly service fees on value added services, including e-mail and web hosting services;

•         one-time fees generated from reselling internet-related solutions such as security solutions and domain registration; and

•         share in revenues of text, voice and internet messages for cellular, fixed line and internet-based content and applications.

Revenues from our internet and gaming business for 2004 increased by Php189 million, or 50%, to Php569 million from Php380 million in 2003 primarily due to the consolidation of DigiPar in June 2004. Our internet and gaming revenues accounted for 27% and 26% of total service revenues from information and communications technology business in 2004 and 2003, respectively.

Vitro™ data center

ePLDT operates an internet data center under the brand name Vitro™.

Vitro™ revenues consist of:

•         monthly service fees derived from co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, web hosting, data recovery security services and other value added services;

•         installation charges and other one-time fees associated with the set-up; and

•         monthly service fees or one-time fees generated from professional services of Vitro’s certified professionals.

In 2004, Vitro™ contributed revenues of Php243 million, an increase of Php123 million, or 103%, from Php120 million in 2003, primarily due to an increase in co-location revenues, server hosting and other services. Vitro™ revenues accounted for 12% and 8% of total service revenues from information and communications technology business in 2004 and 2003, respectively.

Others

Other revenues consist of:

•         fees generated for issuance of digital certificates; and

•         revenues derived from IT helpdesk/contact center solutions and terminals for credit, debit and credit card transactions.

Revenues from other businesses related to our information and communications technology segment in 2004 increased by Php15 million, or 38%, to Php55 million from Php40 million in 2003 largely due to IT helpdesk/contact center services rendered coupled with an increase in number of digital certificates sold.

Please refer to Note 8 – Investments to the accompanying consolidated financial statements in Item 18 for further discussion on ePLDT’s other information and communications technology services.

Non-service Revenues

Non-service revenues consist of sales generated from reselling Microsoft software licenses and Cisco hardware equipment. In 2004, non-service revenues generated by our information and communications technology business increased by Php5 million, or 2%, to Php321 million prompted by higher point of product sales of Cisco equipment and Microsoft licenses.

Operating Expenses

Operating expenses associated with our information and communications technology business totaled Php3,035 million in 2004, an increase of Php763 million, or 34%, from Php2,272 million in 2003, primarily due to an increase in compensation and benefits, selling and promotions and asset impairment charge. However, as a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business decreased to 126% in 2004 from 127% in 2003.

The following table shows the breakdown of our total information and communications technology-related operating expenses for the years ended December 31, 2004 and 2003 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2004	%	2003	%	Amount	%
	(in millions)
Information and communications technology services:
Compensation and benefits(1)	Php900	30	Php533	23	Php367	69
Asset impairment	617	20	387	17	230	59
Rent	366	12	337	15	29	9
Depreciation and amortization	339	11	314	14	25	8
Maintenance	316	10	184	8	132	72
Selling and promotions	291	10	35	2	256	731
Professional and other service fees	64	2	65	3	(1)	(2)
Taxes and licenses	21	1	18	1	3	17
Insurance and securities	7	–	10	–	(3)	(30)
Provision for inventory obsolescence	3	–	12	1	(9)	(75)
Provision for doubtful accounts	–	–	70	3	(70)	(100)
Other operating expenses	111	4	307	13	(196)	(64)
Total	Php3,035	100	Php2,272	100	Php763	34

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits increased by Php367 million, or 69%, to Php900 million mainly due to the expansion of our call center facilities and consolidation of DigiPar which resulted in an increase in headcount coupled with an increase in salaries, bonuses and various incentives of employees.

Asset impairment increased by Php230 million, or 59%, to Php617 million due to an impairment provision recognized in 2004 in relation to an investee company. In 2003, we retired certain equipment with net book values aggregating Php387 million primarily as a result of the abandonment of a reloadable chip-based cash card project.

Rent expense increased by Php29 million, or 9%, to Php366 million due to the consolidation of DigiPar with the opening of several Netopia branches countrywide and abroad in 2004.

Depreciation and amortization charges increased by Php25 million, or 8%, to Php339 million primarily due to an increase in depreciable asset base in relation to the expansion of our call center business segment.

Maintenance expenses increased by Php132 million, or 72%, to Php316 million primarily due to a change in maintenance agreement for higher annual maintenance in respect of our digital certificate business.

Selling and promotion expenses increased by Php256 million, or 731%, to Php291 million mainly as a result of increased advertising and promotions expense by Netopia.

Professional and other service fees decreased by Php1 million, or 2%, to Php64 million primarily due to lower training and shuttling expenses relating to our call center representatives.

Taxes and licenses increased by Php3 million, or 17%, to Php21 million mainly on account of higher business-related taxes paid in 2004 as compared to 2003.

Insurance and securities decreased by Php3 million, or 30%, to Php7 million primarily due to the divestment of Contact World, with high insurance and security costs in 2003.

Provision for inventory obsolescence decreased by Php9 million, or 75%, mainly pertaining to maintenance-related inventory items of Infocom.

Provision for doubtful accounts decreased by Php70 million, or 100%, primarily due to specifically identified uncollectible subscriber accounts of Infocom already provided for in 2003.

Other operating expenses decreased by Php196 million, or 64%, to Php111 million in line with our over-all cost containment initiatives.

Operating Loss

Our information and communications technology business registered an operating loss of Php634 million in 2004, an increase of Php145 million, or 30%, compared with an operating loss of Php489 million in 2003 mainly due to higher operating expenses mainly from the call center business in 2004 compared to 2003.

Financing Costs

Financing costs associated with our information and communications technology business, composed primarily of interest on loans and related expenses, decreased by Php21 million, or 35%, to Php39 million primarily due to lower interest expense on loans as debt balances declined in 2004 as compared to 2003.

Interest Income

Our information and communications technology business generated an interest income totaling Php18 million in 2004, an increase of Php11 million, or 157%, compared to Php7 million in 2003 mainly attributable to ePLDT Vitro’s higher average cash balances.

Other Income - net

All other income/gains which do not fall under service and non-service revenues are included under this classification. Other income generated from our information and communications technology business segment declined by 88% to Php14 million in 2004 from Php120 million in 2003 due to a gain on the divestment of Contact World, Inc., a call center facility, in 2003.

Loss Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income of Consolidated Subsidiaries

Our information and communications technology business recorded a loss before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries amounting to Php643 million in 2004 compared to a loss before income tax of Php432 million in 2003. The increase in net loss was mainly due to a substantial increase in information and communications technology-related expenses of 34%, as well as an 88% decline in other income.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php59 million in 2004 an increase of Php123 million, or 192%, as compared to the benefit from income tax of Php64 million recognized in 2003. This was principally due to Infocom’s reversal of recorded deferred income tax asset of Php64 million in 2004.

Net Loss

In 2004, our information and communications technology business segment registered a net loss of Php699 million, an increase of Php371 million, or 113%, compared to a net loss of Php328 million posted in 2003. This reflects the recorded increase in net asset impairment charges and a reported net loss of Php116 million by Infocom in 2004 compared to the net income of Php20 million in 2003, partially offset by the increase in net income contribution of our call center business.

2003 Compared to 2002

On a Consolidated Basis

Consolidated Operating Revenues

Largely driven by the continued strong growth of our wireless business, particularly Smart’s cellular business, our consolidated operating revenues for 2003 increased by Php17,369 million, or 19%, to Php111,200 million from Php93,831 million in 2002. As a percentage of our consolidated operating revenues, our wireless business revenues increased to 59% in 2003 compared to 52% in 2002.

The following table shows the breakdown of our consolidated operating revenues for the years ended December 31, 2003 and 2002 by business segment:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
	(in millions)

Wireless	Php65,183	59	Php48,252	52	Php16,931	35
Fixed line	46,820	42	46,186	49	634	1
Information and communications technology	1,783	1	977	1	806	82
Inter-segment revenues	(2,586)	(2)	(1,584)	(2)	(1,002)	63
Total	Php111,200	100	Php93,831	100	Php17,369	19

Consolidated Operating Expenses

Our consolidated operating expenses in 2003 decreased by Php3,981 million, or 5%, to Php77,821 million from Php81,802 million in 2002. The decrease was primarily due to a decrease in operating expenses associated with our fixed line business partially offset by the increase in operating expenses associated with our wireless business and information and communications technology business. As a percentage of our consolidated operating revenues, consolidated operating expenses decreased to 70% in 2003 from 87% in 2002.

The following table shows the breakdown of our consolidated operating expenses for the years ended December 31, 2003 and 2002 by business segment:

	Years Ended December 31,
					Change
	2003	%	2002	%	Amount	%
	(in millions)
Wireless	Php46,264	59	Php37,915	46	Php8,349	22
Fixed line	32,303	42	43,793	54	(11,490)	(26)
Information and communications technology	2,272	3	1,458	2	814	56
Inter-segment transactions	(3,018)	(4)	(1,364)	(2)	(1,654)	(121)
Total	Php77,821	100	Php81,802	100	(Php3,981)	(5)

Consolidated Operating Income

Our consolidated operating income amounted to Php33,379 million in 2003, an increase of Php21,350 million, or 177%, compared to Php12,029 million in 2002 as a result of the increase in our consolidated operating revenues by 19% and decrease in our consolidated operating expenses by 5%.

Consolidated Financing Costs

Financing costs on a consolidated basis increased by Php6,432 million, or 35%, to Php24,783 million due to higher foreign exchange losses pertaining to the foreign exchange revaluation of the carrying values of financial liabilities as the level of peso depreciation was higher in 2003 as compared to 2002, partially offset by lower interest expense and related items owing to lower debt balances in 2003 compared to 2002.

Consolidated Interest Income

Interest income on a consolidated basis increased by Php40 million, or 8%, to Php513 million in 2003 compared to Php473 million in 2002 mainly attributable to our wireless business particularly Smart.

Consolidated Other Income - Net

Other income - net on a consolidated basis totaled Php799 million in 2003, a decrease of Php598 million, or 43%, compared to the same period in 2002. The decrease was mainly due to the net gain of Php633 million relating to certain financial instruments terminated in 2002 from our fixed line business.

Consolidated Income (Loss) Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income of Consolidated Subsidiaries

Our consolidated income before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries in 2003 was Php9,820 million, compared to a loss in 2002 of Php4,594 million.

In 2003 and 2002, our effective corporate tax rate on a consolidated basis was 14% and 31%, respectively. Our effective corporate tax rate was lower than the 32% statutory corporate tax rate due to the following: (1) the effect of a three-year income tax holiday granted to Smart by the Philippine BOI in connection with the pioneer status it awarded to Smart’s GSM network expansion project; and (2) income already subjected to a final tax or a lower tax rate.

Smart’s three-year income tax holiday, which expired in May 2004, applied to the incremental income generated from its GSM network expansion.

Consolidated Net Income

Our consolidated net income in 2003 was Php11,045 million, compared to a loss of Php6,158 million in 2002. The following table shows the breakdown of our consolidated net income (loss) for the years ended December 31, 2003 and 2002 by business segment:

	Years Ended December 31,
					Change
	2003	%	2002	%	Amount	%
	(in millions)

Wireless	Php13,275	120	Php5,931	(96)	Php7,344	124
Fixed line	(1,902)	(17)	(11,602)	188	9,700	84
Information and communications technology	(328)	(3)	(487)	8	159	33
Total	Php11,045	100	(Php6,158)	100	Php17,203	279

On Business Segment Basis

Operating Revenues

Wireless

The following table summarizes our total operating revenues from our wireless business for the years ended December 31, 2003 and 2002 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
	(in millions)
Wireless services:
Service Revenues
Cellular	Php52,932	81	Php34,500	72	Php18,432	53
Satellite, VSAT and others	1,703	3	1,657	3	46	3
	54,635	84	36,157	75	18,478	51
Non-service Revenues
Sale of handsets and SIM-packs	10,548	16	12,095	25	(1,547)	(13)
Total Wireless Operating Revenues	Php65,183	100	Php48,252	100	Php16,931	35

Service Revenues

Our wireless service revenues increased significantly by Php18,478 million, or 51%, to Php54,635 million in 2003 from Php36,157 million in 2002 mainly as a result of the continued strong growth in revenues generated from Smart’s and Piltel’s cellular services. Accordingly, as a percentage of our total wireless operating revenues, service revenues increased to 84% in 2003 from 75% in 2002.

Cellular Service

Our cellular service revenues in 2003 amounted to Php52,932 million, an increase of Php18,432 million, or 53%, from Php34,500 million in 2002. Cellular service revenues accounted for 81% of total wireless operating revenues in 2003, compared to 72% in 2002. This increase was primarily due to increased traffic volumes and the 51% growth in our wireless subscriber base, which increased by 4,347,891 from 8,599,306 as at December 31, 2002 to 12,947,197 as at December 31, 2003.

The table below shows our cellular subscriber base as at December 31, 2003 and 2002:

	As at December 31,
			Increase
	2003	2002	Amount	%

Cellular subscriber base	12,947,197	8,599,306	4,347,891	51
Prepaid	12,698,220	8,422,658	4,275,562	51
Smart	9,831,135	6,649,038	3,182,097	48
Piltel	2,867,085	1,773,620	1,093,465	62
Postpaid	248,977	176,648	72,329	41

Of our 12,947,197 subscribers as at December 31, 2003, prepaid subscribers accounted for approximately 98% while postpaid subscribers accounted for the remaining 2%. Our prepaid subscriber base grew by 51% to 12,698,220 as at December 31, 2003 from 8,422,658 as at December 31, 2002, whereas our postpaid subscriber base increased by 41% to 248,977 as at December 31, 2003 from 176,648 as at December 31, 2002. Smart’s prepaid and postpaid net subscriber activations totaled 3,182,097 and 72,329, respectively, in 2003, or a quarterly average addition of 795,524 prepaid and 18,082 postpaid subscribers. On the other hand, Piltel’s prepaid subscribers increased by 62% to 2,867,085 as at December 31, 2003 from 1,773,620 as at December 31, 2002 or a quarterly average addition of 273,366 subscribers.

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Total revenues from these services for 2003 amounted to Php1,703 million, an increase of Php46 million, or 3%, from Php1,657 million for 2002.

Non-service Revenues

Our wireless non-service revenues decreased by Php1,547 million, or 13%, to Php10,548 million from Php12,095 million in 2002. The decrease was primarily attributable to lower sale of handsets in 2003 as compared to 2002.

Operating Expenses

Operating expenses associated with our wireless business in 2003 amounted to Php46,264 million, an increase of Php8,349 million, or 22%, from Php37,915 million in 2002. A significant portion of this increase was attributable to Smart’s non-cash charges, primarily depreciation and amortization charges coupled with an increase in cash charges consisting primarily of cost of satellite air time, compensation and benefits and selling and promotions. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business decreased to 71% in 2003 from 79% in 2002.

The following table summarizes our total wireless-related operating expenses for the years ended December 31, 2003 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
	(in millions)
Wireless services
Cost of cellular handsets and SIM-packs sold	Php15,790	34	Php17,232	46	(Php1,442)	(8)
Depreciation and amortization	12,183	26	6,907	18	5,276	76
Compensation and benefits	3,801	8	2,710	7	1,091	40
Selling and promotions	3,310	7	2,460	7	850	35
Rent	2,235	5	1,966	5	269	14
Maintenance	2,051	4	1,365	4	686	50
Cost of satellite air time	1,919	4	50	–	1,869	3,738
Taxes and licenses	1,174	3	466	1	708	152
Amortization of intangible assets	766	2	766	2	–	–
Insurance and securities	756	2	694	2	62	9
Professional and other service fees	624	1	1,225	3	(601)	(49)
Asset impairment	288	1	75	–	213	284
Provision for inventory obsolescence	87	–	390	1	(303)	(78)
Provision for doubtful accounts	72	–	456	1	(384)	(84)
Other operating expenses	1,208	3	1,153	3	55	5
Total	Php46,264	100	Php37,915	100	Php8,349	22

Costs of cellular handsets and SIM-packs sold decreased by Php1,442 million, or 8%, to Php15,790 million due to lower prices of cellular handset negotiated with suppliers and lower handset sales in 2003 compared to 2002.

Depreciation and amortization charges increased by Php5,276 million, or 76%, to Php12,183 million primarily due to an increase in Smart’s depreciable asset base owing to continuing network expansion and upgrades.

Compensation and benefits increased by Php1,091 million, or 40%, to Php3,801 million primarily due to increased salaries, benefits and performance bonuses of Smart’s employees. In addition, Smart accrued for an additional share under the enhanced employee retirement fund approved by Smart’s Board of Directors in October 2003.

Selling and promotion expenses increased by Php850 million, or 35%, to Php3,310 million mainly due to an increase in advertising and promotion expense on account of the launching of new services such as addict mobile, Smart Load and Pasa Load.

Rent expenses increased by Php269 million, or 14%, to Php2,235 million mainly due to higher site rental cost incurred by Smart for its growing number of cell sites and base stations, in line with its network expansion, partially offset by lower site and circuit rental by Piltel resulting from the decommissioning efforts done in 2002 and 2003. As at December 31, 2003, we had 2,914 GSM cell sites and 3,904 base stations, compared with 2,110 GSM cell sites and 2,777 base stations as at December 31, 2002

.

Maintenance expenses increased by Php686 million, or 50%, to Php2,051 million mainly due to higher site utility, repairs and other maintenance-related expenses associated with the expansion and upgrade of Smart’s cellular network equipment; increased office and telecenter utilities expenses; and increased computer hardware and software license expense.

Cost of satellite air time increased by Php1,869 million to Php1,919 million mainly due to the change in the basis of recognizing air time cost. Satellite air time cost was accrued at a fixed amount per month based on the payment schedule in a standstill agreement in consideration for unlimited air time access in 2003. Please see Note 16 – Related Party Transactions and Note 22 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18 for further discussion.

Taxes and licenses increased by Php708 million, or 152%, to Php1,174 million mainly due to an increase in Smart’s business-related taxes, NTC supervision and regulation fees and disallowed input taxes.

Amortization of intangible assets amounted to Php766 million in 2003 and 2002 and relate to the amortization of Smart’s customer list.

Insurance and securities increased by Php62 million, or 9%, to Php756 million mainly due to the growth in the number of Smart’s cell sites and the increase in the cost of equipment insured as a result of the continued growth and expansion of its GSM network.

Professional and other service fees decreased by Php601 million, or 49%, to Php624 million mainly as a result of a reduction in legal and bill collection service fees.

Asset impairment charges increased by Php213 million, or 284%, to Php288 million mainly due to impairment losses recognized in respect of Piltel’s AMPS/CDMA network assets.

Provision for inventory obsolescence decreased by Php303 million, or 78%, to Php87 million mainly due to lower inventory balances in 2003.

Provision for doubtful accounts decreased by Php384 million, or 84%, to Php72 million primarily due to certain subscriber and carrier accounts which have been fully provided for in 2002.

Other operating expenses increased by Php55 million, or 5%, to Php1,208 million mainly due to increases in Smart’s various business and operational-related expenses such as facility usage fees, training, travel, supplies, printing, and communication expenses.

Operating Income

Our operating income related to our wireless business increased by Php8,582 million, or 83%, to Php18,919 million in 2003 compared to Php10,337 million in 2002 mainly due to the substantial increase in cellular business as a result of the sustained growth in our subscriber base.

Financing Costs

Our financing costs associated with our wireless business increased by Php1,290 million, or 45%, to Php4,133 million, primarily due to higher foreign exchange losses as the level of depreciation of the peso was higher in 2003 compared to 2002 and partially offset by lower interest expense on loans due to lower debt balances in 2003 compared to 2002.

The breakdown of our financing costs for our wireless business for the years ended December 31, 2003 and 2002 is as follows:

	Years Ended December 31,
			Change
	2003	2002	Amount	%
	(in millions)
Interest on loans and related items	Php1,348	Php1,813	(Php465)	(26)
Foreign exchange (gains) losses	2,139	650	1,489	229
Accretion of financial liabilities	449	401	48	12
Loss (gain) on derivative transactions	165	(60)	225	375
Financing charges	32	39	(7)	(18)
	Php4,133	Php2,843	Php1,290	45

Interest Income

Interest income generated by our wireless business amounted to Php368 million in 2003, an increase of Php227 million, or 161% compared to Php141 million in 2002 mainly attributable to Smart’s higher average cash balances coupled with higher interest rates in 2003 compared to 2002.

Other Income - net

Our wireless business segment generated other income - net of Php87 million in 2003 from a loss of Php264 million in 2002. The change was mainly due to higher management fees paid to Smart.

Income Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Loss of Consolidated Subsidiaries

Our income before income tax, cumulative effect of change in accounting policy and minority interest in net loss of consolidated subsidiaries in 2003 was Php15,163 million, an increase of Php7,866 million, or 108%, compared to Php7,297 million in 2002 mainly due to a substantial increase in our wireless operating revenues, partially offset by an increase in our wireless operating expenses and financing costs.

Provision for Income Tax

Provision for income tax increased by Php455 million, or 37%, to Php1,672 million in 2003 from Php1,217 million in 2002 mainly due to higher operating income.

Net Income

Our wireless business segment recorded a net income of Php13,275 million 2003, an increase of Php7,344 million, or 124%, over Php5,931 million registered in 2002 due primarily to the growth in our cellular revenues, partially offset by a 22% increase in wireless expenses.

Fixed Line

Operating Revenues

Operating revenues generated from our fixed line business in 2003 totaled Php46,820 million, an increase of Php634 million, or 1%, from Php46,186 million in 2002. This increase was primarily due to increased revenues generated from international long distance service and data and other network services, partially offset by lower revenues generated from national long distance service, local exchange service and miscellaneous services. As a percentage of our total operating revenues, fixed line revenues decreased to 41% in 2003 from 48% in 2002. Likewise, as a percentage of our total service operating revenues, fixed line service revenues decreased to 46% in 2003 from 56% in 2002, principally due to the continued strong growth of our wireless business.

The following table summarizes our operating revenues from our fixed line business for the years ended December 31, 2003 and 2002 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
	(in millions)
Fixed line services:
Service Revenues
Local exchange	Php20,728	44	Php21,345	46	(Php617)	(3)
International long distance	12,767	27	10,637	23	2,130	20
National long distance	6,561	14	7,818	17	(1,257)	(16)
Data and other network	5,978	13	5,561	12	417	7
Miscellaneous	786	2	825	2	(39)	(5)
Total Fixed Line Operating Revenues	Php46,820	100	Php46,186	100	Php634	1

Service Revenues

Local Exchange Service

The following table summarizes key measures of our local exchange service business segment as at and for the years ended December 31, 2003 and 2002:

	Years Ended December 31,
			Increase (Decrease)
	2003	2002	Amount	%

Total local exchange service revenues (in millions)	Php20,728	Php21,345	(Php617)	(3)
Number of fixed lines in service	2,185,951	2,188,612	(2,661)	–
Number of fixed line employees	10,518	12,351	(1,833)	(15)
Number of fixed lines in service per employee	208	177	31	18

Revenues from our local exchange service in 2003 decreased by Php617 million, or 3%, to Php20,728 million from Php21,345 million in 2002. The decrease was primarily due to the (1) shift in subscriber preference from postpaid to prepaid services, which generate lower average revenue per subscriber, and (2) decline in installation revenues due to a promotion in 2003 which waived installation cost of subscribers in an effort to stimulate subscriber growth, partially offset by adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 44% in 2003 from 46% in 2002.

Fixed line net reduction in 2003 was 2,661 as compared to a net addition of 14,530 in 2002. While fixed line additions totaled 114,277 for prepaid fixed line services, postpaid fixed lines in service declined by 116,938 in 2003. As at December 31, 2003, postpaid and prepaid fixed line subscribers totaled 1,828,647 and 357,304, respectively, which accounted for approximately 84% and 16%, respectively, of total fixed lines in service.

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

International Long Distance Service

The following table shows information about our fixed line international long distance business for the years ended December 31, 2003 and 2002:

	Years Ended December 31,
			Increase (Decrease)
	2003	2002	Amount	%

Toal international long distance revenues (in millions)	Php12,767	Php10,637	Php2,130	20
Inbound	10,614	8,461	2,153	25
Outbound	2,153	2,176	(23)	(1)

International call volumes (in million minutes, except call ratio)
PLDT Group	2,286	2,815	(529)	(19)
Inbound	2,128	2,644	(516)	(20)
Outbound	158	171	(13)	(8)
Inbound-outbound call ratio	13.5:1	15.5:1	–	–

Our total international long distance revenues increased by Php2,130 million, or 20%, to Php12,767 million in 2003 from Php10,637 million in 2002, primarily as a result of an increase in our inbound international long distance revenues principally due to an increase in average inbound termination rates in 2003. Likewise, the percentage contribution of international long distance revenues to our total fixed line service revenues increased to 27% in 2003 from 23% in 2002.

Our revenues from inbound international long distance calls in 2003 increased by Php2,153 million, or 25%, to Php10,613 million from Php8,461 million in 2002, primarily due to an increase in PLDT’s average termination rates and the positive impact of the depreciation of the average value of the peso relative to the U.S. dollar, partially offset by the effect of lower inbound call volumes.

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

After lengthy negotiations commencing in May 2002 with carriers around the world, PLDT increased its termination rates with carriers that account for a substantial portion of its international inbound traffic terminating on its fixed line network to an average of approximately US$0.12 per minute effective February 1, 2003. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. See “Item 8. Financial Information –– Legal Proceedings –– U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies”, “Item 8. Financial Information –– Legal Proceedings –– Investigation by U.S. Department of Justice” and Note 25 – Other Matters to the accompanying consolidated financial statements in Item 18 for further discussion.

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

Our revenues from outbound international long distance calls in 2003 decreased by Php23 million, or 1%, to Php2,153 million from Php2,176 million in 2002. The decline was primarily due to lower outbound call volumes and reduced international direct dialing, or IDD, rates attributable to our corporate customers partly offset by the positive impact of the depreciation of the peso on outbound international long distance service revenues.

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

National Long Distance Service

The following table shows our national long distance revenues and call volumes for the years ended December 31, 2003 and 2002:

	Years Ended December 31,
			Decrease
	2003	2002	Amount	%

Total national long distance service revenues (in millions)	Php6,561	Php7,818	(Php1,257)	(16)
National long distance call volumes (in million minutes)	2,016	2,181	(165)	(8)

Our national long distance revenues decreased by Php1,257 million, or 16%, to Php6,561 million in 2003 from Php7,818 million in 2002 as a result of lower call volumes and changes in interconnection arrangements with certain local exchange carriers. Accordingly, the percentage contribution of national long distance revenues to our total fixed line service revenues was down to 14% in 2003 from 17% in 2002.

Our national long distance call volumes decreased by approximately 8% to 2,016 million minutes in 2003 from 2,181 million minutes in 2002. Cellular substitution and the widespread availability and growing popularity of alternative non-voice means of communications, particularly cellular text messaging and e-mailing, have negatively affected call volumes.

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

In 2003, certain local exchange carriers under revenue sharing arrangements have entered into access charging agreements with PLDT. Under the revenue sharing agreements, charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and another 30% for the terminating entity. Under these access charging agreements, the originating carrier generally pays access charges of (1) Php0.50 per minute for short haul traffic and Php1.25 per minute for long haul traffic to the carrier owning the backbone network, and (2) Php1.00 per minute to the terminating carrier. This change in interconnection charges resulted to a 2% decrease in average revenue per minute for calls originating from and terminating to other local exchange carriers.

Data and Other Network Services

Our data and other network services revenues increased by Php417 million, or 7%, to Php5,978 million in 2003 from Php5,561 million in 2002. The revenue contribution of this service segment to our total fixed line service revenues increased to 13% in 2003 from 12% in 2002, primarily attributed to an increased use of Domestic Frame Relay, I-Gate, DSL, Equant and ARCSTAR bandwidth services, as well as the launch of other new network-based services. We currently expect that demand for, and therefore revenues generated from, these services will continue to grow in the foreseeable future.

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

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. In 2003, these revenues decreased by Php39 million, or 5%, to Php786 million from Php825 million in 2002, and accounted for approximately 2% of our total fixed line revenues in 2003 and 2002.

Operating Expenses

Operating expenses associated with our fixed line business in 2003 totaled Php32,303 million, a decrease of Php11,490 million, or 26%, compared to Php43,793 million in 2002. The decrease was primarily due to lower non-cash expenses, mainly asset impairment charges and depreciation and amortization expenses, partially offset by the net increase in cash expenses, mainly compensation and benefits and taxes and licenses. As a percentage of our total fixed line operating revenues, fixed line-related expenses decreased to 69% in 2003 as compared to 95% in 2002.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2003 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
	(in millions)
Fixed line services:
Depreciation and amortization	Php9,315	29	Php10,305	24	(Php990)	(10)
Compensation and benefits	8,971	28	7,836	18	1,135	14
Provision for doubtful accounts	3,950	12	3,659	8	291	8
Maintenance	3,081	10	2,922	7	159	5
Rent	1,909	6	1,828	4	81	4
Professional and other service fees	1,129	3	1,092	3	37	3
Selling and promotions	1,055	3	1,078	2	(23)	(2)
Taxes and licenses	959	3	508	1	451	89
Insurance and securities	762	2	654	2	108	17
Provision for inventory obsolescence	152	1	86	–	66	77
Asset impairment	–	–	13,204	30	(13,204)	(100)
Other operating expenses	1,020	3	621	1	399	64
Total	Php32,303	100	Php43,793	100	(Php11,490)	(26)

Depreciation and amortization charges decreased by Php990 million, or 10%, to Php9,315 million mainly due to a net decrease in our regular asset base primarily resulting from asset disposals and impairment charges for Piltel’s E.O. 109 assets recognized in 2002.

Compensation and benefits increased by Php1,135 million, or 14%, to Php8,971 million mainly due to collective bargaining agreement-related increases in salaries and benefits of PLDT employees coupled with an increase in MRP cost of Php1,560 million in 2003 representing payments to 1,862 affected employees, partially offset by the effect of the reduction in headcount due to PLDT’s MRP. See Note 18 – Operating Revenues and Expenses to the accompanying consolidated financial statements in Item 18 for further discussion on PLDT’s MRP.

Provision for doubtful accounts increased by Php291 million, or 8%, to Php3,950 million primarily on account of higher provisions by PLDT for anticipated uncollectible accounts from various specifically identified domestic telecommunications carriers.

Maintenance expenses increased by Php159 million, or 5%, to Php3,081 million primarily due to higher maintenance costs of inside plant facility, computer and peripherals and submarine cable in 2003 as compared to 2002, partially offset by lower maintenance costs on outside plant facilities.

Rent expenses increased by Php81 million, or 4%, to Php1,909 million mainly due to higher rentals paid by PLDT to suppliers of customer premises equipment as part of its bundled services to corporate customers partially offset by reduced number of leased transponders.

Professional and other service fees increased by Php37 million, or 3%, to Php1,129 million as a result of higher collection agency fees on account of higher collection of final accounts and payment of higher legal fees in 2003 for various services, partially offset by lower advisory fees due to a decrease in number of consultants in line with PLDT’s cost management efforts.

Selling and promotion expenses decreased by Php23 million, or 2%, to Php1,055 million mainly as a result of reduced corporate public relations expenses, partially offset by an increase in PLDT’s promotional activities in relation to the launch of Hype, DSL and other Premium Phone Service variants.

Taxes and licenses increased by Php451 million, or 89%, to Php959 million mainly on account of higher business-related taxes paid and accrued in 2003 as compared to 2002.

Insurance and securities increased by Php108 million, or 17%, to Php762 million primarily due to higher premiums on all risks insurance for properties, and directors’ and officers’ liability insurance for 2003 as compared to 2002.

Provision for inventory obsolescence increased by Php66 million, or 77%, to Php152 million mainly due to maintenance-related inventory items which were specifically identified as slow and non-moving stocks in 2003.

Asset impairment charges amounted to Php13,204 million in 2002, primarily due to Piltel’s recognition of impairment charges relating to its E.O. 109 assets as the revenue generated from these services could no longer support the cost of operating the network. No impairment charge was recognized in 2003.

Other operating expenses increased by Php399 million, or 64%, to Php1,020 million mainly due to higher office supplies consumption and printing costs, partially offset by lower contracted employee cost.

Operating Income

Operating income from our fixed line service revenues amounted to Php14,517 million in 2003, an increase of Php12,124 million, or 507%, from Php2,393 million in 2002 primarily due to the substantial decline in fixed line-related operating expenses.

Financing Costs

Financing costs associated with our fixed line business increased by Php5,098 million, or 33%, to Php20,590 million due to higher foreign exchange losses pertaining to foreign exchange revaluation of the carrying values of financial liabilities, as the level of peso depreciation was higher in 2003 compared to 2002, partially offset by lower interest expenses and related items due to lower debt balances in 2003 as compared to 2002. The breakdown of our financing costs for our fixed line business for the years ended December 31, 2003 and 2002 is as follows:

	Years Ended December 31,
			Change
	2003	2002	Amount	%
	(in millions)
Interest on loans and related items	Php10,034	Php10,816	(Php782)	(7)
Foreign exchange (gains) losses	7,525	4,402	3,123	71
Loss (gain) on derivative transactions	1,466	(487)	1,953	401
Hedge costs	1,054	315	739	235
Accretion of financial liabilities	280	242	38	16
Financing charges	231	204	27	13
	Php20,590	Php15,492	Php5,098	33

Interest Income

Interest income generated by our fixed line business amounted to Php138 million in 2003, an increase of Php59 million, or 75% compared to Php79 million in 2002 mainly attributable to PLDT’s higher average cash balances coupled with higher interest rates in 2003 compared to 2002.

Other Income - net

All other income/gains such as rental income, gain on disposal of property, which do not fall under service and non-service revenues are included under this classification. In 2003, our fixed line business segment registered a decrease in other income of Php1,104 million, or 52%, to Php1,024 million in 2003 from Php2,128 million in 2002 mainly due to the termination of a derivative instrument which resulted to a net gain of Php633 in 2002.

Income (Loss) Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Loss (Income) of Consolidated Subsidiaries

Our fixed line business segment registered a loss before income tax, cumulative effect of change in accounting policy and minority interest in net loss (income) of consolidated subsidiaries subsidiaries in 2003 of Php4,911 million, a decrease of Php6,468 million, or 57%, compared to a loss before income tax of Php11,379 million in 2002, mainly due to a decrease in our fixed line operating expenses, partially offset by the increase in our fixed line operating revenues as well as the increase in our fixed line financing costs.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php3,008 million in 2003 compared to a provision for income tax of Php221 million in 2002 due to a tax loss position in 2003 as non-tax deductible charges were higher in 2003.

Net Loss

In 2003, our fixed line business segment contributed a net loss of Php1,902 million, compared to a net loss of Php11,602 million in 2002. The decrease in net loss was mainly a result of a decrease in fixed line-related expenses, particularly asset impairment charges coupled with a tax benefit from income tax of Php3,008 million in 2003.

Information and Communications Technology

Operating Revenues

In 2003, our information and communications technology business generated operating revenues of Php1,783 million, an increase of Php806 million, or 82%, from Php977 million in 2002. These revenues accounted for 2% of our consolidated operating revenues in 2003 and 1% in 2002. ePLDT’s call center business contributed revenues of Php927 million, Internet and gaming contributed revenues of Php380 million and Vitro™ contributed revenues of Php120 million representing 63%, 26% and 8%, respectively, of the total service revenues from our information and communications technology business in 2003, compared to 39%, 49% and 12%, in 2002.

The following table summarizes total operating revenues from our information and communications technology business for the years ended December 31, 2003 and 2002 by business segment:

	Years Ended December 31,
					Increase
	2003	%	2002	%	Amount	%
	(in millions)
Service Revenues
Call center	Php927	52	Php305	31	Php622	204
Internet and gaming	380	21	375	39	5	1
Vitro™ data center	120	7	89	9	31	35
Others	40	2	3	–	37	1,233
	1,467	82	772	79	695	90
Non-service Revenues
Point of Product Sales	316	18	205	21	111	54
Total ICT Operating Revenues	Php1,783	100	Php977	100	Php806	82

Service Revenues

Service revenues generated by our information and communications technology business amounted to Php1,467 million in 2003, an increase of Php695 million, or 90%, from Php772 million in 2002. This was primarily a result of the continued growth of our call center businesses.

Call Center

Revenues related to our call center business in 2003 increased by Php622 million, or 204%, to Php927 million from Php305 million in 2002 due to the combined effects of Vocativ’s upward price adjustment for voice and VoIP, and an increase in programs being handled and an upward price adjustment by Parlance for its inbound and outbound projects, coupled with an increase in the number of registered minutes.

Call center revenues accounted for 63% and 39% of our total information and communications technology service revenues in 2003 and 2002, respectively.

Internet and gaming

Revenues from our internet and gaming business for 2003 increased by Php5 million, or 1%, to Php380 million from Php375 million in 2002 primarily due to a gain in the divestment of Contact World, Inc. in 2003. Our internet and gaming business revenues accounted for 26% and 49% of our total service revenues from information and communications technology business in 2003 and 2002, respectively.

Vitro™ data center

In 2003, Vitro™ contributed revenues of Php120 million, an increase of Php31 million, or 35%, from Php89 million in 2002, primarily due to an increase in co-location revenues, server hosting and other services. Vitro™ revenues accounted for 8% and 12% of total service revenues from information and communications technology business in 2003 and 2002, respectively.

Revenues from other businesses related to our information and communications technology segment in 2003 increased by Php37 million to Php40 million from Php3 million in 2002 largely due to IT helpdesk/contact center services rendered coupled with an increase in number of digital certificates sold.

Please refer to Note 8 – Investments to the accompanying consolidated financial statements in Item 18 for further discussion on ePLDT’s other information and communications technology services.

Non-service Revenues

Non-service revenues consist of sales generated from reselling Microsoft software licenses and Cisco hardware equipment. In 2003, non-service revenues generated by our information and communications technology business increased by Php111 million, or 54%, to Php316 million prompted by higher point of product sales of Cisco equipment and Microsoft licenses.

Operating Expenses

Operating expenses associated with our information and communications technology business totaled Php2,272 million in 2003, an increase of Php814 million, or 56%, from Php1,458 million in 2002. As a percentage of our information and communications technology total operating revenues, operating expenses related to our information and communications technology business were at 127% and 149% for 2003 and 2002, respectively.

The following table shows the breakdown of our consolidated information and communications technology-related operating expenses for the years ended December 31, 2003 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
	(in millions)
Information and communications technology services:
Compensation and benefits(1)	Php533	23	Php347	24	Php186	54
Asset impairment	387	17	–	–	387	100
Rent	337	15	266	18	71	27
Depreciation and amortization	314	14	354	24	(40)	(11)
Maintenance	184	8	200	14	(16)	(8)
Provision for doubtful accounts	70	3	45	3	25	56
Professional and other service fees	65	3	89	6	(24)	(27)
Selling and promotions	35	2	65	5	(30)	(46)
Taxes and licenses	18	1	6	–	12	200
Provision for inventory obsolescence	12	1	–	–	12	100
Insurance and securities	10	–	6	–	4	67
Other operating expense	307	13	80	6	227	284
Total	Php2,272	100	Php1,458	100	Php814	56

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits increased by Php186 million, or 54%, to Php533 million mainly due to the expansion of our call center facilities which resulted in a 60% increase in headcount coupled with an increase in salaries, bonuses and various incentives of employees.

Asset impairment amounted to Php387 million in 2003 due to the retirement of certain equipment as a result of the abandonment of a reloadable chip-based cash card project. There were no asset impairment charges in 2002.

Rent expense increased by Php71 million, or 27%, to Php337 million due to telecom-related leases incurred by our call center businesses.

Depreciation and amortization charges decreased by Php40 million, or 11%, to Php314 million primarily due to the write-off of an investee company’s fixed assets amounting to Php203 million in 2003.

Maintenance expenses decreased by Php16 million, or 8%, to Php184 million primarily due to the expiration of a warranty on certain assets of Vitro™ which carried maintenance liabilities for clients.

Provision for doubtful accounts increased by Php25 million, or 56%, to Php70 million primarily due to specifically identified uncollectible subscriber accounts of Infocom provided for in 2003.

Professional and other service fees decreased by Php24 million, or 27%, to Php65 million primarily due to lower fees paid by Contact World for training and consultancy services rendered by Dell Corporation in relation to Contact World’s expansion prior to Contact World’s divestment in 2003.

Selling and promotion expenses decreased by Php30 million, or 46%, to Php35 million mainly due to the intensified marketing activities of Infocom, particularly for audio video conferencing, in 2002.

Taxes and licenses increased by Php12 million, or 200%, to Php18 million mainly on account of higher business-related taxes paid in 2003 as compared to 2002.

Provision for inventory obsolescence in 2003 amounted to Php12 million on account of a full provision for slow moving inventories related to an investee company of ePLDT.

Insurance and securities increased by Php4 million, or 67%, to Php10 million primarily due to the additional insurance premiums of Parlance and Vocativ for additional capital expenditures in 2003. Security expenses of Parlance and Vocativ also increased due to their full year operations in 2003.

Other operating expenses increased by Php227 million, or 284%, to Php307 million mainly due to the increase in various business-related expenses associated with the continuous expansion, and other miscellaneous expenses incurred by call center projects started in 2003.

Operating Loss

Our information and communications technology business segment operating loss amounted to Php489 million in 2003 as compared to an operating loss of Php481 million in 2002.

Financing Costs

Financing costs associated with our information and communications technology business, consisting primarily of interest on loans and related items, amounted to Php60 million, an increase of Php44 million, or 275%, from Php16 million in 2002 due to higher interest expense on loans as debt balances increased in 2003 compared to 2002 coupled with lower interest income in 2003.

Interest Income

Interest income generated by our information and communications technology business amounted to Php7 million in 2003, a decrease of Php9 million, or 56%, compared to Php16 million in 2002 mainly attributable to ePLDT’s lower average cash balances in 2003 compared to 2002.

Other Income - Net

All other income/gains which do not fall under service and non-service revenues are included under this classification. Other income generated from our information and communications technology business segment increased by Php83 million, or 224%, to Php120 million in 2003 from Php37 million in 2002 due to a gain on the divestment of Contact World, a call center facility, in 2003.

Loss Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income of Consolidated Subsidiaries

Our information and communications technology business registered a loss before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries in 2003 of Php432 million, a decrease of Php80 million, or 16%, from a loss before income tax of Php512 million in 2002 as a result of higher revenues from our call center business in 2003.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php64 million in 2003 principally due to Infocom’s recorded deferred income tax asset of Php64 million in 2003; no provision for income tax was recognized in 2002.

Net Loss

In 2003, our information and communications technology business segment registered a net loss of Php328 million, an improvement of Php159 million, or 33%, compared to a net loss of Php487 million posted in 2002. This reflected the net increase in asset impairment charges, which was partially offset by the increase in net income contribution of our call center business.

Liquidity and Capital Resources

The following table shows our consolidated cash flows, capitalization and other selected financial data as at and for the years ended December 31, 2004, 2003 and 2002:

Years Ended December 31,
2004	2003	2002
(in millions)
Cash Flows
Net cash provided by operating activities	Php62,860	Php42,582	Php39,722
Net cash used in investing activities	24,764	20,021	17,167
Capital expenditures	19,268	17,943	17,239
Net cash used in financing activities	30,078	14,135	15,954
Effect of exchange rate changes on cash and cash equivalents	(69)	(28)	97
Net increase in cash and cash equivalents	7,949	8,398	6,698

December 31,
2004	2003
(in millions)
Capitalization
Cash and cash equivalents	Php27,321	Php19,372
Short-term debt
Current portion of long-term debt	28,020	23,810
Notes payable	58	2,133
Long-term debt – net of current portion	131,377	160,464
Total debt	159,455	186,407
Stockholders’ equity	48,079	24,745
Total capitalization	Php207,534	Php211,152

Since 2002, PLDT has pursued a number of liability management initiatives with the objectives of further improving the balance between its cash flows and debt service requirements and reducing its overall indebtedness.

Through these initiatives, PLDT was able to successfully raise the necessary external financing to fund its operating, investing and debt service requirements.

As at December 31, 2004, consolidated cash and cash equivalents amounted to Php27,321 million. Our principal sources of consolidated cash in 2004 were cash flows from operations amounting to Php62,860 million, drawings from existing long-term credit facilities totaling Php15,187 million, and net equity funds raised through PLDT's SIP amounting to Php281 million. These funds were used principally for capital outlays of Php19,268 million, (including capitalized interest of Php595 million) and debt principal repayments of Php41,697 million.

Principal sources of consolidated cash in 2003 and 2002 were cash flows from operations amounting to Php42,582 million and Php39,722 million, respectively; drawings from long-term and short-term credit facilities amounting to Php17,507 million and Php3,135 million, respectively, in 2003, and Php36,011 million and Php7,872 million, respectively in 2002; and equity funds raised through the issuance of capital stock amounting to Php94 million in 2003. These funds were used principally for capital outlays of Php17,943 million (including capitalized interest of Php887 million) and payments of long-term debt amounting to Php31,548 million in 2003; and capital outlays of Php17,239 million, (including capitalized interest of Php1,343 million) and payments of long-term and short-term debt totaling to Php57,470 million and equity funds raised through the issuance of capital stock amounting to Php464 million in 2002.

Operating Activities

On a consolidated basis, net cash flows from operating activities in 2004 amounted to Php62,860 million, an increase of Php20,278 million, or 48%, from Php42,582 million in 2003 and an increase of Php2,860 million, or 7% from Php39,722 million in 2002.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses. The revenue contribution of these businesses has grown over the last three years with wireless business contributing 58%, in 2004, 53% in 2003 and 43% in 2002, and data business contributing an average of 6% in 2004 and 2003 and 7% in 2002 of our total service revenues. Revenues from our local exchange service accounted for approximately 17% of our total service revenues in 2004, down from 20% in 2003 and from 26% in 2002.

Our dependence on international and national long distance services has decreased over the past several years. In 2004, 2003 and 2002, these services together accounted for 16%, 19% and 22%, respectively, of our total service revenues. Revenues from our long distance businesses increased by 1% in 2004 compared to 2003 and decreased by 5% in 2003 compared to 2002 due to cellular substitution and declining prices.

PLDT's contribution to our consolidated cash flows from operations in 2004 was Php25,298 million, a decrease of Php14,103 million, or 126%, from Php11,195 million in 2003, which in turn represents a decrease of Php5,992 million, or 35%, from Php17,187 million in 2002. The decrease in 2004 was due to an increase in PLDT’s working capital management, including the decline in level of settlements of certain liabilities outstanding during 2004, compared to 2003. The decrease in 2003, on the other hand, was attributable to the decline in the level of settlements in 2003 of certain payables outstanding, compared to 2002.

Our subsidiaries, particularly Smart, made significant contributions to our cash from operations. In 2004, Smart generated cash from operations of Php40,297 million, or 64%, of our consolidated cash flows from operations. In 2003, Smart generated cash from operations of Php30,644 million, or 72%, of our consolidated cash flow from operations. Smart’s strong cash flows reflect the continuing strong performance of its cellular business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income under Philippine GAAP and paid additional dividends in the amount of Php1,866 million to PLDT in November 2003, equivalent to the remaining 30% of its 2002 net income under Philippine GAAP. Further, in 2004, after receiving similar approvals from Finnvera and certain lenders, Smart paid an aggregate of Php16,100 million in dividends to PLDT, of which Php11,280 million was paid in May 2004, representing 70% of Smart’s 2003 net income under Philippine GAAP and the balance of Php4,820 million was paid in December 2004. Smart will also be required to obtain further waivers from Finnvera and certain lenders to pay additional dividends in future periods. We cannot assure that Smart will be able to obtain such waivers in the future, or what amount, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

Investing Activities

On a consolidated basis, net cash used in investing activities increased by Php4,743 million, or 24%, to Php24,764 million in 2004 from Php20,021 million in 2003, and by Php2,854 million, or 17%, to Php20,021 million in 2003 from Php17,167 million in 2002, mainly as a result of higher aggregate capital spending.

Our consolidated capital expenditures in 2004 totaled Php19,268 million, an increase of Php1,325 million, or 7%, from Php17,943 million in 2003 primarily due to Smart’s increased capital spending partially offset by PLDT’s lower capital spending. Smart's capital spending of Php14,721 million in 2004 was used to further expand and upgrade its GSM network to meet the increasing demand for cellular services. PLDT's capital outlay of Php3,917 million in 2004 was principally used to finance the continued build-out of its data and broadband/IP infrastructure and its investment in Asia Pacific Cable Network 2. ePLDT and its subsidiaries’ capital spending of Php500 million in 2004 was used to fund its internet data center, other internet-related business initiatives and call center business investments. The remaining balances were spent by other subsidiaries mainly PLDT Global, Mabuhay Satellite and Subic Telecom.

Under the terms of Piltel’s debt restructuring plan, PLDT issued a LOS for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million. Under the LOS, PLDT provided to Piltel Php571 million (US$11 million) in 2002. There was no drawdown under the LOS in 2004 and 2003. Drawings under the PLDT LOS are converted into U.S. dollars at the prevailing exchange rates at the time of drawdown. As at December 31, 2004 and 2003, the remaining undrawn balance available under the PLDT LOS was US$50 million, approximately Php2,831 (2004) million and Php2,793 million (2003) due to prior investments made from March 23, 2000 to December 31, 2004 aggregating to US$100 million through PLDT’s subscription to Series J Class I preferred shares of Piltel. There was no drawdown under the LOS in 2004 and 2003. If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (which comprised an aggregate principal of US$1.0 million as at December 31, 2004), additional drawings under the LOS would likely be required to provide all or a portion of the funds needed by Piltel. We cannot assure that additional amounts will not have to be drawn under the LOS nor can we predict when the remaining undrawn balance under the LOS will be exhausted. Piltel is currently in discussion with its unrestructured creditors and is seeking to restructure such debt on the terms and conditions of Piltel’s debt restructuring plan. However, Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debt or other obligations, including its debts or other obligations owed to us and our affiliates and Note 12 – Interest-bearing Liabilities” to the accompanying consolidated financial statements in Item 18.

For 2005, we anticipate reducing the level of our capital expenditures and equity investments. Our 2005 budget for consolidated capital expenditures is approximately Php17,758 million, of which approximately Php7,850 million is budgeted to be spent by PLDT for its fixed line data and network services and approximately Php8,778 million is budgeted to be spent by Smart for further expansion and upgrading of its digital network.

Our consolidated capital expenditures in 2003 totaled Php17,943 million mainly from PLDT's and Smart's capital spending of Php6,099 million and Php11,305 million, respectively. Our consolidated capital expenditures of Php17,239 million (including capitalized interest of Php1,343 million) in 2002 was largely attributable to PLDT and Smart.

Financing Activities

On a consolidated basis, we used net cash of Php30,078 million for financing activities in 2004, compared to Php14,135 million in 2003 and Php15,954 million in 2002. The net cash used in financing activities in 2004, 2003 and 2002 were mainly attributable to interest payments and debt repayments by PLDT in line with its ongoing debt reduction program.

Debt Financing

Additions to our consolidated long-term debt in 2004 totaled Php15,187 million, consisting of (1) drawings totaling Php6,964 million, primarily from PLDT’s loan facilities extended and/or guaranteed by various export credit agencies; and (2) Smart’s drawings of Php8,173 million, principally from its Phase 5 GSM loan facilities.

Our consolidated indebtedness as at December 31, 2004 was Php159,455 million, lower by Php26,952 million, or 14%, compared to Php186,407 million as at December 31, 2003 mainly due to the reductions of Php26,398 million in PLDT’s indebtedness partially offset by an increase in Smart’s indebtedness of Php23,509 million. PLDT’s non-consolidated indebtedness decreased by 19%, from Php137,336 million as at December 31, 2003 to Php110,938 million as at December 31, 2004, due to debt payments in line with our thrust to reduce PLDT’s overall indebtedness. Smart’s indebtedness as at December 31, 2004 stood at Php44,095 million, an increase of 114% from Php20,586 million as at December 31, 2003. On July 2, 2004, Smart acquired from Piltel’s creditors US$289 million, or 69.4%, in the aggregate of Piltel’s total outstanding restructured debt at that time, in exchange for US$283.2 million, or Php15,854 million in July 2, 2004, in new debt of Smart and US$1.5 million, or Php84 million, in cash.

As at December 31, 2004, PLDT had no undrawn committed long-term credit facilities. The JP¥3,095 million undrawn portion of the JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan and US$4 million undrawn portion of the US$12 million term loan facility extended by DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH were cancelled on December 3, 2004 and September 26, 2004, respectively. In addition, PLDT also waived further disbursements from the US$149 million Kreditanstalt fur Wiederaufbau refinancing facility effective September 1, 2004, thus, cancelling the undrawn portion of US$9 million. As at December 31, 2004, Smart still had available facilities under its €50 million Framework Agreement with Bayerische Hypo-und Vereinsbank Aktiengesellschaft up to a maximum aggregate amount of €44 million.

The scheduled maturities of our outstanding consolidated long-term debt as at December 31, 2004 are as follows:

Consolidated
Maturity	(in millions)

2005	Php28,020
2006	25,867
2007	29,396
2008	6,589
2009	14,174
2010 and onwards	55,351

Approximately Php104,046 million principal amount of our consolidated outstanding long-term debt as at December 31, 2004 is scheduled to mature over the period 2005 to 2009. Of this amount, approximately Php77,385 million is attributable to PLDT, Php22,294 million to Smart, and the remainder to Mabuhay Satellite, Maratel, ePLDT and Piltel.

See Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18 for an overview of our indebtedness.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios have become more restrictive in 2004 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with such ratios in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default. In addition, we are required to comply with certain financial ratios for the incurrence of capital expenditures in excess of US$10 million and incurrence of indebtedness.

In particular, under loan agreements with JBIC, we are required to obtain prior written consent of JBIC for capital expenditures in excess of US$10 million, unless, among other things, our current ratio, calculated on a non-consolidated basis and after taking into account such expenditures, will not be less than 1.20:1. As at March 31, 2005, our current ratio was 1.29:1, primarily due to the large current portion of our long-term debt as at that date. We currently believe that our current ratio is unlikely to be less than 1.20:1 due to smaller current portion of our long-term debt going forward. As a result, we believe that our financial ratios currently do not materially limit our ability to incur our budgeted capital expenditures or to obtain additional financings.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 98% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by approximately 3% against the U.S. dollar to an average of Php56.044 to US$1.00 in 2004 from an average of Php54.215 to US$1.00 in 2003. The peso depreciated from Php26.376 to US$1.00 on June 30, 1997, to Php56.341 to US$1.00 as at December 31, 2004. Moreover, the peso has been subjected to significant fluctuations. For example, during 2004 and 2003, the peso recovered to a high of Php52.021 to US$1.00 on May 8, 2003 and depreciated to a low of Php56.443 to US$1.00 on October 14, 2004.

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

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) making investments; (d) extending loans; (e) extending guarantees or assuming the obligations of other persons; (f) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock; (g) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (h) entering into management contracts providing for the management of its business or operations by a third party; (i) creating any lien or security interest; (j) permitting set-off against amounts owed to PLDT; (k) merging or consolidating with any other company; (l) entering into transactions with stockholders and affiliates; and (m) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of change in control of PLDT or if the ownership of our shares of common stock held by NTT Communications falls below a certain threshold.

Moreover, certain of PLDT’s debt instruments restrict PLDT from declaring or distributing dividends to common stockholders. In particular, under the terms of PLDT’s JPY5,615 million syndicated term loan facility, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0:1. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2:1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

Under the terms of our JP¥9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT’s stock that would result in NTT Communications holding less than 14.95% of PLDT’s voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (1) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT, or (2) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart’s GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as at the date of the loan agreement.

Under the terms of PLDT’s JP¥5,615 million syndicated term loan facility, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012, or Bonds, from bondholders accepting the change in control offer. A change in control is deemed to occur when (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants, including covenants that prohibit Smart from paying dividends, redeeming preferred stock, making distributions to PLDT or otherwise providing funds to PLDT or any affiliate without the consent of its lenders under its Phase 1, 2 and 3 facilities. Also, Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; (c) any reduction in PLDT’s ownership of Smart’s shares below 51%; (d) any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding; and (e) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements.

As at December 31, 2004, Piltel was not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders). Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness does not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT or Smart.

The Credit and Omnibus Agreements of Mabuhay Satellite imposes several negative covenants. In particular, these covenants, among others, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at December 31, 2004, ePLDT has complied with all of its financial covenants.

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

We continue to pursue various initiatives and financing transactions with the objective of further improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness. In addition, PLDT has reduced its capital expenditures and investments, suspended dividend payments to common shareholders and increased its application of available cash to reduce its indebtedness. Further, we expect to benefit from increasing revenue and cash flow contributions from our subsidiaries, particularly Smart. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income under Philippine GAAP in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In addition, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income under Philippine GAAP, and paid additional dividends in the amount of Php1,866 million to PLDT in November 2003, equivalent to the remaining 30% of its 2002 net income under Philippine GAAP. Further, in 2004, after receiving similar approvals from Finnvera and certain lenders, Smart paid an aggregate of Php16,100 million in dividends to PLDT, of which Php11,280 million was paid in May 2004 and the balance of Php4,820 million was paid in December 2004. Smart will be required to obtain further waivers from Finnvera and certain lenders to pay additional dividends in future periods. We cannot assure that Smart will be able to obtain such waivers in the future, or what amount, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

On May 30, 2005, Fitch Ratings revised the outlook on PLDT’s long-term foreign currency rating to a stable from negative outlook. Simultaneously, Fitch has affirmed PLDT’s long-term foreign currency rating, global bonds and senior notes at “BB” and PLDT’s convertible preferred stock at “B+”. The outlook on PLDT’s long-term local currency rating has also been affirmed as “BB+” and the stable outlook on this rating remains in place. The rating actions reflect Fitch’s decision to revise its outlook on the Republic of the Philippines’ “BB” long-term foreign currency rating to stable from negative.

On February 16, 2005, Moody’s Investor Service, or Moody’s, downgraded the foreign currency senior unsecured debt rating of PLDT to Ba3 from Ba2 with a stable outlook. The rating action was taken as part of Moody’s downgrade of the Republic of the Philippines’ foreign currency country ceiling to B1 from Ba2. On the same date, Moody’s affirmed PLDT’s B1 preferred stock rating with a stable outlook. Moody's views that there is a differential between PLDT's foreign currency rating and the Philippine sovereign rating because foreign currency bonds subject to international law are less likely to be subject to a debt moratorium than foreign currency obligations subject to local law. According to Moody’s, PLDT’s foreign currency debt rating is a function of its own risk of default and the probability of a Philippine government default on its foreign debt, the likelihood that the Philippine government would declare a moratorium in the event of a default, and if it did, the chances that it would exempt companies such as PLDT.

On January 17, 2005, Standard and Poor’s Ratings Group, or Standard and Poor’s, revised its long-term foreign currency rating on PLDT from “BB” to “BB-” (BB minus) with a stable outlook. The rating action was taken immediately after Standard and Poor’s downgraded the foreign currency rating on the Republic of the Philippines to “BB-” (BB minus).

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

Off-Balance Sheet Arrangements

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser will have no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach on its representations and warranties under the RPD. For the years ended December 31, 2004, 2003 and 2002, receivables sold under the RPD amounted to US$10 million (Php576 million), with resulting losses of US$1 million (Php78 million), US$11 million (Php616 million), with resulting losses of US$1.5 million (Php84 million), and US$3 million (Php165 million), with resulting losses of US$0.5 million (Php25 million), respectively.

Equity Financing

Through our SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php281 million, Php94 million and Php464 million in 2004, 2003 and 2002, respectively. As approved by the NTC, the SIP was made optional in 2003 from being compulsory in earlier years.

Cash dividend payments amounted to Php1,692 million in 2004, Php1,603 million in 2003 and Php1,582 million in 2002, all of which were paid solely to preferred shareholders of PLDT. In 2001, cash dividend payments totaled Php1,819 million, of which Php402 million was paid to common shareholders of PLDT and the remainder to its preferred shareholders. The most recent cash dividend declaration made by PLDT on its common stock was on May 5, 2005 at Php21 per common share to holders of record as at June 3, 2005 payable on July 14, 2005. On March 1, 2005, PLDT declared cash dividend at Php14 per common share to holders of record as at March 31, 2005 which was paid on May 12, 2005. This was the first cash dividend declaration to common shareholders since March 2001.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as at December 31, 2004:

	Long-term debt	Long-term lease obligations		Unconditional purchase obligations(1)	Other long-term obligations	Total
		Operating	Capital
	(in millions)

2005	Php28,020	Php725	Php673	Php4,405	Php–	Php33,823
2006	25,867	580	379	1,136	–	27,962
2007	29,396	439	258	1,127	–	31,220
2008	6,589	373	6	1,127	13,419	21,514
2009	14,174	350	7	1,126	8,597	24,254
2010 and onwards	55,351	1,115	443	3,380	–	60,289
Total	Php159,397	Php3,582	Php1,766	Php12,301	Php22,016	Php199,062

____________

(1) Based on the original Air Time Purchase Agreement with AIL.

Long-term Debt Obligations

For discussion of our long-term debt obligations, see Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

Long-term Operating Lease Obligations

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for submarine cable repair and other allied services in relation to the maintenance of PLDT's DFON submerged plant for a period of five years up to July 4, 2005. This agreement has been extended up to the end of 2005. Under this agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As at December 31, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php69 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at December 31, 2004, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php30 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at December 31, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php45 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php3,185 million as at December 31, 2004 in respect of office and cell site rentals with over 2,000 lessors nationwide, PLDT has lease obligations aggregating Php119 million as at December 31, 2004, and ePLDT has lease obligations aggregating Php134 million as at December 31, 2004 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

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

In the event PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

We believe that the payment obligations under the Air Time Purchase Agreement exceeded the economic benefits expected to be received under it as a result of the delay in the launch of the satellite, unavailability of competitive handsets and competitions from cellular services, occurrence of a partial satellite loss, changes in the primary business of AIL and other factors affecting its business. Accordingly, we started negotiations with AIL for the revision of the payment obligations under the Air Time Purchase in 2000. As a result of these negotiations, the effective date of the Air Time Purchase Agreement became January 1, 2002. In 2002, billings for satellite air time were reduced to actual air time usage, less amount for marketing assistance to service providers.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT is also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter.

As at December 31, 2004, PLDT’s aggregate remaining minimum payables under the original Air Time Purchase Agreement was Php11,962 million. See Note 16 – Related Party Transactions and Note 22 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18 for further discussion.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$11 million, which was subsequently reduced to US$1 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter.

Effective July 1, 2003, VeriSign has agreed to amend the Agreement and issued Addendum 6 to write-off all past due invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 were part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003 to August 2004), the annual support fee was reduced from US$0.3 million to US$40,000 and for contract years 5 to7 (September 2004 to August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products for 12 months starting July 2003 and negotiable thereafter. Moreover, effective July 1, 2004, VeriSign has agreed to amend the Agreement and issued Addendum 8 as an extension of Addendum 6. Under this amendment, the annual support fee for year 5 (September 2004 to August 2005) will remain at US$40,000 and affiliate revenue sharing rates will remain at 25%. As at December 31, 2004, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php18 million pertaining to annual support fee.

Sale and Purchase Agreement with Meridian. For a discussion of our sale and purchase agreement with Meridian with a remaining obligation of Php1,561 million as at December 31, 2004, see Note 9 – Goodwill and Other Intangible Asset to the accompanying consolidated financial statements in Item 18.

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of a fraud management system, satellite hub and remote VSAT network systems with an aggregate remaining obligation of approximately Php321 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As at December 31, 2004, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT common stock. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT common stock. Under a put option exercisable for 30 days, holders of shares of common stock received on mandatory conversion will be able to require PLDT to purchase such shares of PLDT common stock for Php1,700 per share, or US$36.132 per share, and JP¥4,071.89 per share for Series V, VI and VII PLDT Convertible Preferred Stock, respectively.

As at December 31, 2004, 515,818 shares of Series V Convertible Preferred Stock and 545,122 shares of Series VI Convertible Preferred Stock had been converted into shares of PLDT common stock. The aggregate value of the put option based on outstanding shares as at December 31, 2004 was Php22,016 million, of which Php13,419 million is payable on June 4, 2008 and Php8,597 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII PLDT Convertible Preferred Stock were mandatorily converted and all the underlying shares of common stock were put to PLDT. The market value of the underlying shares of common stock was Php14,685 million, based on the market price of PLDT shares of common stock of Php1,360 per share as at December 31, 2004. See Note 14 – Preferred Stock Subject to Mandatory Redemption and Note 15 –Stockholders’ Equity to the accompanying consolidated financial statements in Item 18 for further discussion.

Commercial Commitments

As at December 31, 2004, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,504 million. These commitments will expire within one year.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2004 was 6.0% compared to 3.1% in 2003.

Other Information

Piltel Debt Exchange Transaction

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s total outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million, and issued new debt of US$283.2 million, or Php15,854 million in July 2, 2004.

The breakdown of the total amount of Smart debt issued to participating Piltel creditors is as follows:

•         2007 Facility in the amount of US$0.2 million payable in full in December 2007;

•         2008 Facility in the amount of US$2.9 million payable in full in December 2008; and

•         2014 Facility in the amount of US$280.1 million payable in full in June 2014.

Interest for the above facilities is payable every quarter at a floating rate of three months US$ LIBOR plus 1.00% for the 2007 and 2008 facilities, and a fixed rate of 2.25% per annum for the 2014 facility. Furthermore, a portion of the 2014 facility amounting to US$144 million has a variable yield option whereby the creditors have an option to elect for an early repayment at a discount either in December 2007 at 52.5% of the relevant debt amount or in December 2008 at 57.5% of the relevant debt amount. See “Item 5. Operating and Financial Review and Prospects – Other Information – Piltel Debt Exchange Transaction” and Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

Changes in Management Agreements between Piltel and Smart

On December 22, 2004, Piltel and Smart entered into a new omnibus agreement which superseded and replaced their existing facilities management agreement, customer service management agreement, administrative support and management services agreement as well as the facilities service agreement. The original agreements were entered into in 2000 to cover services outsourced by Piltel to Smart covering such areas as network management, customer care and general administration as well as its 50-50 revenue sharing arrangement to compensate Smart for Piltel’s use of Smart's network for Piltel’s Talk 'N Text service.

Pursuant to the terms of the original agreements, which call for a periodic review of the various terms and conditions contained therein, Piltel and Smart undertook a review of the revenue sharing arrangement as well as other relevant fee structures after Talk 'N Text surpassed the 3.5 million subscriber mark in June 2004. In August 2004, both companies approved the joint engagement of an international, external telecommunications consultant to provide a framework for considering the extent and timing of any changes in the various agreements.

In its review, the consultant noted that the combined subscriber base of Smart and Piltel has reached such a level that the benefits of the resulting economies of scale should be reflected in the revenue sharing agreement. The consultant also noted that declining network and operating costs per subscriber derived from improvements in productivity and technology should also be taken into consideration in the sharing of revenues.

The new omnibus agreement took effect from January 1, 2004 and covers the provision of all the services under the original agreements, in consideration of a revenue sharing agreement of 80-20 in favor of Piltel. In addition, Smart also compensated Piltel in an amount of Php3.7 billion representing Piltel’s equitable share of revenues as a result of Piltel having achieved a critical mass of subscribers and the resultant “economies of scale” earlier than anticipated.

Transfer of Piltel Series K Class I Convertible Preferred Stock and Piltel Common Stocks from PLDT to Smart

For a discussion of the transfer by PLDT to Smart of Piltel Series K Class I Convertible Preferred Stock and Piltel Common Stock, please see “Item 4. Information on the Company – Organization – Changes in Piltel’s Shareholdings”.

Item 6. Directors, Senior Management and Employees

Directors, Key Officers and Advisors

The names, ages, positions and periods of service of the directors (including independent directors) and key officers and advisors of PLDT as at May 31, 2005 are as follows:

Name	Age	Position(s)	Period during which individual has served as such
Manuel V. Pangilinan	58	Director	November 24, 1998 to present
		Chairman of the Board	February 19, 2004 to present
Napoleon L. Nazareno	55	Director	November 24, 1998 to present
		President and Chief	February 19, 2004 to present
		Executive Officer
Antonio O. Cojuangco	53	Director	April 21, 1982 to present
Helen Y. Dee	61	Director	June 18, 1986 to present
Corazon S. de la Paz	64	Director	September 25, 2001 to present
Albert F. del Rosario	65	Director	November 24, 1998 to present
Ray C. Espinosa	49	Director	November 24, 1998 to present
Rev. Fr. Bienvenido F. Nebres, S.J.(1)	65	Director	November 24, 1998 to present
Pedro E. Roxas(1)	49	Director	March 1, 2001 to present
Oscar S. Reyes(1)	58	Director	April 5, 2005 to present
Shigeru Yoshida	55	Director	March 31, 2004 to present
Sadao Maki	52	Director	August 3, 2004 to present
Teresita T. Sy-Coson(1)	54	Director	June 8, 2004 to present
Ma. Lourdes C. Rausa-Chan	51	Corporate Secretary Senior Vice President, Corporate Affairs and Legal Services Head	November 24, 1998 to present January 5, 1999 to present
Anabelle L. Chua	44	Treasurer	February 1, 1999 to present
		Senior Vice President Corporate Finance and Treasury Head	February 26, 2002 to present March 1, 1998 to present
Rene G. Bañez	50	Senior Vice President Chief Governance Officer	January 25, 2005 to present October 5, 2004 to present
George N. Lim	52	Senior Vice President Network Services Head	February 26, 1999 to present February 1, 2003 to present
Claro Carmelo P. Ramirez	45	Senior Vice President	July 1, 1999 to present
		International and Carrier Business Head	June 16, 2004 to present
Victorico P. Vargas	53	Senior Vice President Human Resources Head	February 15, 2000 to present
Rosalie R. Montenegro	56	Senior Vice President Call Center Business Head	July 10, 2000 to present February 1, 2003 to present
Ariel A. Roda	42	Senior Vice President	August 10, 2000 to present
		Business Development Head	February 1, 2003 to present
Alfredo S. Panlilio	42	Senior Vice President	May 8, 2001 to present
		PLDT Global Corporation President	June 16, 2004 to present
Ernesto R. Alberto	44	Senior Vice President Corporate Business Head	May 15, 2003 to present
Menardo G. Jimenez, Jr.	42	Senior Vice President	December 9, 2004 to present
		Retail Business Head	June 16, 2004 to present
Celso T. Dimarucut	43	First Vice President	January 31, 2003 to present
		Financial Reporting and Control Head	August 16, 2000 to present
Jun R. Florencio(2)	49	First Vice President	March 28, 2000 to present
		Audit and Assurance Head	September 1, 2000 to present
Christopher H. Young	47	Chief Financial Advisor	November 24, 1998 to present
Peter J. Lawrence	45	Chief Financial Advisor of Smart	November 9, 1998 to present
Donald J. Rae	43	Chief Operations Advisor of Smart	January 1, 1999 to present
Anastacio R. Martirez	51	Personal Communications and Mobile Services Head of Smart	September 1, 1993 to present
Rolando G. Peña	44	Smart Network Services Head	September 1, 1994 to present
Ramoncito S. Fernandez	49	Administration and Materials Management Head – Smart	June 16, 2000 to present
George H. Tan	46	ePLDT Chief Finance Officer	September 15, 2000 to present

———————

(1)   Independent directors.

(2)   Promoted to Senior Vice President on June 14, 2005.

Under the Shareholders Agreement entered into among First Pacific, NTT Communications and NTTC-UK on September 28, 1999, NTT Communications is entitled to nominate two directors to the PLDT board of directors and First Pacific and its affiliates are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to Smart's board of directors and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. NTT Communications is also entitled to appoint members or advisors of certain PLDT management and board committees, including the audit, governance and nomination, executive compensation and finance committees described below under “— Audit, Governance and Nomination, Executive Compensation and Finance Committees.” Under the Shareholders Agreement, each party has agreed, under certain circumstances, to vote its shares of common stock in favor of the nominees designated by the other parties.

The business address of Anastacio R. Martirez, Peter J. Lawrence, Donald J. Rae, Ramoncito S. Fernandez and Rolando G. Peña is Smart Tower II, Ayala Avenue, Makati City, Philippines and the business address of George H. Tan is L.V. Locsin Building, 6752 Ayala Avenue, Makati City. The business address of each of the other directors, key officers and advisors identified above is the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

The following is a brief description of the business experience during the past five years of each of our directors, key officers and advisors.

Mr. Manuel V. Pangilinan, the chairman of our board and governance and nomination committee, is also the chairman of the boards of Smart, Piltel, ePLDT and Mabuhay Satellite. He was PLDT's president and chief executive officer from November 1998 up to his appointment as chairman effective February 19, 2004. He founded and was the managing director of First Pacific from 1981 and served as its executive chairman from February 1999 to May 2003. He has been re-appointed as managing director and chief executive officer of First Pacific effective June 2003. He is also the chairman of Metro Pacific Corporation and president commissioner of P.T. Indofood Sukses Makmur tbk. He also holds directorships in Philippine Telecommunications Investment Corporation, Metro Asia Link Holdings, Inc., Enterprise Investments Holdings, Inc., Metro Pacific Assets Holdings, Inc., Metro Pacific Resources, Inc. and Negros Navigation Co., Inc.

Mr. Napoleon L. Nazareno was appointed as the president and chief executive officer of PLDT effective February 19, 2004 and is concurrently the president and chief executive officer of Smart and Piltel. He is the chairman of the board of I-Contacts Corporation and the president of ACeS Philippines. He also holds directorships in Philippine Telecommunications Investment Corporation and some subsidiaries of PLDT, namely, ePLDT and, Mabuhay Satellite. He was the president and chief executive officer of Metro Pacific Corporation from August 1995 until December 1999 and of Piltel from November 1998 to January 2003.

Mr. Antonio O. Cojuangco served as president and chief executive officer of PLDT for over 12 years until November 1998 and, thereafter, as the chairman of our board until February 19, 2004. He is the president and chief executive officer of the television network ABC-5, the chairman of the Bank of Commerce and CAP Life Insurance Corporation, and a director of C&O Investment Realty Corporation, Kuok Phil. Properties, Inc. and Philippine Telecommunications Investment Corporation. He is also a member of our finance committee.

Ms. Helen Y. Dee is the chairperson and president and/or chief executive officer of Hydee Management & Resources, Inc., House of Investments, Inc., Tameena Resources, Inc., Grepalife Asset Management Corporation and Grepalife Fixed Income Fund Corporation. She is also the chairperson of Landev Corporation, Manila Memorial Park, Inc., Mapua Information Technology Center, Inc.,. and Hi-Eisai Pharmaceuticals, Inc., Universal Malayan Reinsurance Corporation and Lifetime Plans, Inc. She is the president of Moira Management, Inc., Equitas Insurance Brokers, Inc. and YGC Corporate Services, Inc. She is the vice chairperson of Zurich Insurance (Taipei) Ltd. and also sits on the boards of EEI Corporation, Hermosa Ecozone Development Corporation, Petro Energy Resources Corp., Nippon Life Insurance Co., South Western Cement Corp., Seafront Resources Corp., Manila Peninsula Hotel, Inc., Malayan Insurance Co., Inc., MICO Equities, Inc., and La Funeraria Paz, Inc.

Ms. Corazon S. de la Paz is the vice chairperson of the Social Security Commission and the president and chief executive officer of the Social Security System. She is a director of San Miguel Corporation, Philex Gold, Inc., Philex Mining Corporation, Philippine Health Insurance Corporation, Republic Glass Holding Corp., PCI Leasing and Finance, Inc., PCI Capital Corporation, Equitable PCIB Inc., Equitable Cardnetwork, Inc. and Ionics Inc. She has been elected president of the International Social Security Association, an association based in Geneva, Switzerland, for a three-year term commencing in September 2004. Ms. de la Paz is also the chairman of the finance committee and an advisor to the audit committee of the board of directors of PLDT. Until June 30, 2001, she was the senior partner and the chairperson of Joaquin Cunanan & Co., a member firm of PricewaterhouseCoopers Worldwide.

Mr. Albert F. del Rosario is the Philippine Ambassador Plenipotentiary and Extraordinary to the United States of America. He is the chairman of the board of Gotuaco del Rosario and Associates, Inc. and Philippine Indocoil Corporation, the vice chairman of the board of Asia Traders Insurance Corporation, and the president of ADR Holdings, Inc. and ARS Reinsurance Brokers, Inc. He is a director of First Pacific and Commissioner of PT Indofoods Sukses Makmur Tbk. Mr. del Rosario also sits on the boards of Infrontier (Philippines), Inc., Philippine Telecommunications Investment Corporation, Smart Communications Holdings, Inc. and LMG Chemicals Corporation, Pacific Plaza Condominium Corporation and Pacific Plaza Towers Condominium Corporation. He is also the chairman of the board of trustees of the PLDT Beneficial Trust Fund and the executive compensation committee of the Board of Directors of PLDT.

Atty. Ray C. Espinosa is the president of ePLDT and Philippine Home Cable Holdings, Inc. and the chairman of Parlance and Vocativ, Ventus, Infocom, Sidera Technologies, Inc., Digital Paradise, Inc., netGames, Inc., ePDS, Inc., iPlus Intelligent Networks, Inc. and mySecureSign, Inc. He is a member of the boards of BayanTrade Dotcom, Inc., Cyber Bay Corporation, Nation Broadcasting Corporation, Enterprise Investment Holdings, Inc., Tahanan Mutual Building and Loan Association, Inc., Unilink Communications Corporation, Mediaquest Holdings, Inc., Stradcom Corporation and PLDT Global. He is a trustee of PLDT Beneficial Trust Fund and PLDT Foundation, Inc. and a member of the executive compensation committee of the board of directors of PLDT. Until June 30, 2000, he was a partner and member of the executive committee of the law firm SyCip Salazar Hernandez & Gatmaitan.

Rev. Fr. Bienvenido F. Nebres, S.J. is the president of the Ateneo de Manila University and a member of the boards of trustees of the Asian Institute of Management and several other private educational institutions. He is the chairman of the Audit Committee and a member of the governance and nomination committee of the board of directors of PLDT.

Mr. Pedro E. Roxas is the chairman and/or chief executive officer of various business organizations in the fields of agri-business, sugar manufacturing and real estate development including Roxas Holdings, Inc., CADP Group Corp., Roxaco Land Corporation and Roxas & Company, Inc. He also holds directorships in BDO Private Bank, and Fuego Development Corporation. Mr. Roxas serves as a member of the audit committee and executive compensation committee of the board of directors of PLDT.

Mr. Oscar S. Reyes is the chairman of Unicapital Securities, Inc., Actron Industries, Inc. and Link Edge, Inc. He also holds directorships in the Bank of the Philippine Islands, BPI Capital Corporation, Manila Water Corporation, Mindoro Resources Ltd., Sunlife of Canada (Phils.) Inc., Philippine Electric Co., Universal Robina Corporation, and some other private companies. He serves as a member of the audit committee, executive compensation committee and governance and nomination committee of the board of directors of PLDT. He was a member of the advisory board of PLDT for four years until April 2005. Mr. Reyes was the Country Chairman of the Shell Companies in the Philippines from 1997 to 2001 and concurrently the Managing Director of Shell Philippines Exploration B.V. until 2002. From 2002 to 2004, he served as the management adviser of Shell Philippines Exploration B.V. and as CEO Adviser of Pilipinas Shell Petroleum Corporation.

Mr. Shigeru Yoshida is a vice president of NTT Worldwide Telecommunications Corporation, or NTT Worldwide. From 2001 to 2003, he was the vice president of the Solution Division and led the strategic planning and project development of “e-Japan”, a governmental program to enhance Japanese national IT infrastructure. He headed the Business Users, Consumers and Office Users Business Division and managed the sales activity of Arcstar network and international telephone service from 2000 to 2001. Prior to that, he worked at the Business Communications Headquarters of NTT Worldwide and headed the global private network sales activities for big customers. He is an advisor of the finance committee and audit committee and a member of the governance and nomination committee and executive compensation committee of the board of directors of PLDT. Mr. Yoshida replaced Mr. Taketo Suzuki as director effective March 31, 2004.

Mr. Sadao Maki is a vice president and the executive manager for corporate planning of NTT Communications. From 1999 to 2001, he was the vice president for global strategy and from 2001 to 2004, the vice president and executive manager for accounts and finance, of NTT Communications.

Ms. Teresita Sy-Coson has worked with the SM Group of Companies for over 30 years. She has varied experience in retail merchandising, mall development and banking businesses. She was actively involved in Shoemart development and now serves as president of Shoemart, performing an active role in the department store’s merchandising and operational activities. As chairman of Banco de Oro Universal Bank, she leads the bank’s marketing endeavors. She is also the executive vice president of SM Prime Holdings, Inc. and vice chairman of SM Investments Corporation. She is a member of the Finance Committee and the Governance and Nomination Committee of the Board of Directors of PLDT. She also holds directorships in Asia-Pacific Computer Technology Center, Inc., BDO Capital Insurance Brokers, Inc., First Asia Realty Development Corp. and other private institutions.

Ms. Ma. Lourdes C. Rausa-Chan is senior vice president for corporate and legal affairs and the general counsel and corporate secretary of PLDT. She also serves as corporate secretary of several subsidiaries of PLDT. She was the group vice president for legal affairs, and the corporate secretary of some subsidiaries of Metro Pacific Corporation for over ten years prior to joining PLDT in November 1998.

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

Mr. Rene G. Bañez served as Commissioner of the Philippine Bureau of Internal Revenue from February 2001 to August 2002. Prior to that, he was the Head of Support Services and Tax Management Group of PLDT from January 1999 to January 2001. He served as Group Vice President for Tax Affairs of Metro Pacific Corporation for three years until December 1998. He is a non-voting member of the Governance and Nomination Committee of the board of directors of PLDT.

Mr. George N. Lim is senior vice president for the network services group of PLDT. He has over 25 years of work experience in telecommunications management. Prior to his appointment as head of Network Services in February 2003, he served as head of Network Development and Provisioning from February 1999 and as head of Marketing from December 1993. He is a director of some subsidiaries of PLDT and Philippine Home Cable Holdings, Inc.

Mr. Claro Carmelo P. Ramirez is senior vice president for the retail business group of PLDT before his appointment as international and carrier business group head in June 2004. He has over 20 years of work experience in the field of marketing. He worked as associate director for Colgate-Palmolive Company, Global Business Development in New York, and as marketing director for Colgate-Palmolive Argentina, S.A.I.C. Prior to his appointment as senior vice president in July 1999, he was the marketing director of Colgate-Palmolive Philippines, Inc. He is a director of some subsidiaries of PLDT.

Mr. Victorico P. Vargas is senior vice president for human resources management of PLDT. He has over 20 years of work experience in various industries (insurance, consumer goods, real estate, banking and finance, and telecommunications/IT) in the area of human resource management. Prior to joining PLDT in February 2000, he was the country human resources director of Citibank N.A., Manila, and spent two years outside the Philippines as country human resources director of Citibank, N.A., Bangkok. He is a director of some subsidiaries of PLDT and is a non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT.

Ms. Rosalie R. Montenegro is senior vice president for the call center business group of PLDT. Prior to her appointment as a senior vice president on July 2000, she served as consumer banking head of ABN-AMRO Savings Bank and as vice president for remote banking of ABN-AMRO Consumer Bank, Singapore Regional Office from 1997 to 1999. She was vice president for global consumer banking, CitiPhone banking and service quality director of Citibank N.A. from 1985 to 1996 servicing both banking and the credit cards businesses. Ms. Montenegro is also the president of Vocativ, Parlance and Ventus and a director of some subsidiaries of PLDT.

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

Mr. Alfredo S. Panlilio is the president of PLDT Global Corporation. He served as senior vice president for the international and carrier business group prior to his current post and previously headed the corporate business group of PLDT. He has over 15 years of experience in the field of business development and information technology. He held management positions at IBM Philippines, Inc. and was the vice president for business development of the Lopez Communications Group (ABS-CBN Broadcasting, BayanTel and SKYCable) prior to joining PLDT in July 1999. Mr. Panlilio is also a director of some subsidiaries of PLDT.

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

Mr. Menardo G. Jimenez, Jr. is head of the retail business group of PLDT effective June 16, 2004 and has managed various broadcasting and production companies in radio, television and stage-theater prior to his appointment as Corporate Communications and Public Affairs Head of PLDT in December 2001. He is a recipient of numerous significant awards for cultural achievement and in the fields of musical theater, broadcast promotions and publications. He is the President of Mediaquest Holdings, Inc.

Mr. Jun R. Florencio is senior vice president for PLDT’s audit and assurance group. He has over 20 years of experience in the areas of external and internal audit, credit management, information technology, financial management and controllership. He held various positions in the finance organization of Eastern Telecommunications and was the financial controller of Smart for four years prior to his appointment as vice president and head of the financial reporting and control sector of PLDT in April 1999.

Mr. Celso T. Dimarucut is first vice president for PLDT’s financial reporting and control sector. Prior to joining PLDT, he was a vice president and the controller of Piltel and had previously served as the group financial controller for domestic subsidiaries of Metropolitan Bank and Trust Company. He specialized in audit, tax and business advisory services for ten years having worked with an Indonesian firm, Prasetio Utomo & Co. for three years and with SGV & Co. for seven years. He also serves as director and treasurer of several of PLDT’s subsidiaries.

Mr. Christopher H. Young, our chief financial advisor, worked in PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as finance director, a position he held until he joined us in November 1998.

Mr. Peter J. Lawrence, chief financial advisor to Smart, is a chartered accountant and spent a number of years as a senior tax consultant with Arthur Andersen & Co. (Australia). He joined First Pacific in 1991 as vice president for group taxation and, in January 1996, was promoted to the position of finance director — Asia Link Holdings Limited, the telecommunications arm of First Pacific.

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

Mr. Rolando G. Peña is the head of Smart’s Network Services. He was first vice president for Technical Operations Group at Digitel, where he worked for five years prior to his appointment as a director for Smart’s Local Exchange Carrier Services in September 1994. He held various positions in Eastern Telecommunications Philippines, Inc. From 1982 until 1989. He has over 22 years of experience in charge of operations and maintenance, regional business and technical and operations support. He sits in the boards of Smart, Piltel, Wolfpac, Netopia and Meridian.

Mr. Ramoncito S. Fernandez is the head of administration and materials management division of Smart. He is also currently a member of the board of directors of Smart, Piltel, I-Contact and Wolfpac. Until June 2000, he was the Executive Vice President in charge of marketing, sales and logistics of Starpack Philippines, Inc. He has over 15 years of experience in the packaging business. He also worked for Union Carbide Philippines in the manufacturing and industrial engineering.

Mr. George H. Tan is the senior vice president - group chief finance officer for ePLDT effective August 16, 2004. He is in charge of the overall financial management of the ePLDT Group of Companies currently comprised of ePLDT, Parlance, Vocativ, Ventus, Infocom, mySecureSign, iPlus, DigiPar, netGames and ePDS. He also has oversight responsibility over ePLDT's equity investments in Stradcom, Bayantrade and TSSI (FAME). He currently manages the accounting, finance, treasury and administrative support at ePLDT. He is actively involved in investment analysis and decisions, cost control and management, product costing and pricing of Vitro products and services, fund raising activities, financial analysis and business reviews.

Terms of Office

The directors of PLDT are elected each year to serve until the next annual meeting of shareholders and until their successors are elected and qualified. The term of office of all officers is coterminous with that of the board of directors that elected or appointed them.

Family Relationships

None of the directors, key officers and advisors of PLDT and Smart named above are related to each other.

Compensation of Key Management Personnel of the PLDT Group

The aggregate compensation paid to the directors, chief executive officer, and other key officers and advisors, as a group, for 2004 amounted to approximately Php217 million.

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director's fee in the amount of Php125,000 for each meeting of the board attended, except Manuel V. Pangilinan, who has waived his right to receive a director's fee. Each of the members or advisors of the audit, executive compensation, governance and nomination and finance committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

There are no agreements between PLDT Group and any of its directors and key officers and advisors providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT's retirement plan.

Long-term Incentive Plan

On August 3, 2004, PLDT’s Board of Directors approved the establishment of the long-term incentive plan, or LTIP, for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the executive compensation committee. The LTIP is a four-year cash plan covering the period of performance commencing on January 1, 2004 and ending on December 31, 2007, or the Performance Cycle.

The LTIP is intended to provide meaningful, contingent, financial incentive compensation for eligible executives, officers and advisors of the PLDT Group, who are consistent performers and contributors to the achievement of the long-term strategic plans and objectives, as well as the functional strategy and goals of the PLDT Group.

Payment of awards under the LTIP is contingent upon the achievement of the PLDT common share price target and a cumulative consolidated net income target of the PLDT Group by the end of the Performance Cycle, as approved by our board of directors.

The LTIP will be administered by the executive compensation committee which has the authority to determine (a) eligibility and identity of participants; (b) the award attributable to each participant based on the participant’s annual base compensation and taking into account such participant’s seniority, responsibility level, performance potential, tenure with the PLDT Group, job difficulty and such other measures as the executive compensation committee deems appropriate; (c) the level of achievement of the performance objectives; and (d) the actual award payable to each participant based on the level of achievement of the performance objectives.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the board of directors and shareholders, respectively, of PLDT approved the executive stock option plan, or ESOP covering a total of 1,289,745 shares of common stock and the amendment of the seventh article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common share to subscribe for any issue of the 1,289,745 shares of common stock pursuant to the ESOP.

Stock options may be granted pursuant to the ESOP to management executives and advisors/consultants of PLDT. The executive compensation committee of our board determines the eligibility of a management executive or advisor/consultant to receive a stock option as well as the number of shares of common stock to be covered by each stock option. Stock options granted under the ESOP become fully vested after the completion of five years from the relevant option offer date. All outstanding stock options became fully vested in December 2004. An option holder may exercise his option to purchase that number of vested shares of common stock underlying his option, in whole or in part, at the price at Php814 per share, subject to adjustment upon the occurrence of specific events described in the ESOP. The option exercise period is until December 10, 2009. The option holder is required to give written notice of exercise to the executive compensation committee, indicating the number of vested shares to be purchased, accompanied by payment in cash of the full amount of the purchase price for those shares.

Share Ownership

The following table sets forth information regarding ownership of our common stock, preferred stock and executive stock options as at May 31, 2005 by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common shares and less than 1% of our preferred shares.

Name of Owner	Shares of Common Stock	Shares of Preferred Stock	Shares of Common Stock Underlying Executive Stock Options(1)

Manuel V. Pangilinan	90,874	360	97,571
Napoleon L. Nazareno	6,427	495	–
Antonio O. Cojuangco	4	4,060	–
Helen Y. Dee	22,055(2)	180	–
Corazon S. de la Paz	12,126,000(3)	–	–
Albert F. del Rosario	85,025	1,560	–
Ray C. Espinosa	2,701	–	38,342
Sadao Maki	1	–	–
Rev. Fr. Bienvenido F. Nebres, S.J	388(4)	–	–
Oscar S. Reyes	1	360	–
Pedro E. Roxas	1	540	–
Teresita T. Sy-Coson	101	1,060	–
Shigeru Yoshida	11	–	–
Ma. Lourdes C. Rausa-Chan	77	350	22,302
Anabelle L. Chua	1,540	–	13,738
Rene G. Bañez	–	540	–
George N. Lim	200	360	13,256
Claro Carmelo P. Ramirez	1,500	–	14,496
Victorico P. Vargas	6,000(5)	180	23,835
Rosalie R. Montenegro	–	–	16,006
Ariel A. Roda	1,500	–	13,938
Alfredo S. Panlilio	600(6)	–	11,151
Ernesto R. Alberto	–	–	–
Menardo G. Jimenez, Jr.	22	–	–
Jun R. Florencio	15	530	10,593
Celso T. Dimarucut	–	460	14,218
Christopher H. Young	80,312(6)	–	–
Peter J. Lawrence	32,000	180	–
Donald J. Rae	–	–	–
Anastacio R. Martirez	4,000(6)	380	–
Rolando G. Peña	–	–	–
Ramoncito S. Fernandez	150	–	–
George H. Tan	–	–	–

_____________

(1)     As at May 31, 2005, under PLDT’s ESOP, options to purchase 251,104 shares of common stock have been granted to the key officers listed in the table above. No options have been granted to non-executive directors. All outstanding options are exercisable at an exercise price of Php814 per share and have an expiration date of December 10, 2009. All outstanding options were fully vested as at December 10, 2004.

(2)     As chairperson and president of Hydee Management & Resources, Inc., Ms. Dee may exercise voting rights in respect and may be considered to have beneficial ownership of 21,957 shares of common stock owned by Hydee Management Resources, Inc.

(3)     As president and chief executive officer of the Social Security System, Ms. de la Paz may exercise voting rights in respect of 12,125,999 shares of common stock owned by the Social Security System and may be considered to have beneficial ownership of these shares.

(4)     As president of Ateneo de Manila University, Rev. Fr. Nebres may exercise the voting rights in respect of the 386 shares of common stock owned by the Ateneo de Manila University and may be considered to have beneficial ownership of these shares.

(5)     Includes 3,500 PLDT common shares that were lodged with the Philippine Central Depository, Inc.

(6)     The total PLDT common shares have been lodged with the Philippine Central Depository, Inc.

The aggregate number of common and preferred shares directly and indirectly owned by directors, key officers and advisors listed above as at May 31, 2005 were 12,461,505 and 11,595, respectively, or 7.3022% and 0.0016% of PLDT’s outstanding common and preferred shares, respectively.

Board of Directors

Our board of directors is composed of 13 members, at least four of whom, namely Rev. Fr. Bienvenido F. Nebres, S.J., Mr. Pedro E. Roxas, Ms. Teresita T. Sy-Coson and Mr. Oscar S. Reyes, are independent directors as determined by our Governance and Nomination Committee. The independence standards/criteria are provided in our By-Laws and Manual on Corporate Governance pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

Audit, Governance and Nomination, Executive Compensation and Finance Committees

Our board of directors is authorized under the by-laws to create committees, as it may deem necessary. We currently have four board committees, namely, the audit, governance and nomination, executive compensation and finance committees, the purpose of which is to assist our board of directors. Each of these committees has a board-approved written charter that provides for such committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the board of directors.

Audit Committee

Our audit committee is composed of three members all of whom are independent directors, namely, Fr. Bienvenido F. Nebres, S.J., who chairs the committee, Mr. Pedro E. Roxas and Mr. Oscar S. Reyes. Mr. Shigeru Yoshida, who is a non-independent member of our board of directors, Ms. Corazon S. de la Paz and Mr. Roberto R. Romulo serve as advisors to the audit committee. All of the members of our audit committee are financially literate and Ms. Corazon de la Paz, an advisor to the committee is an accounting and financial management expert.

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

•         to instruct the external auditors that they are ultimately accountable to the board of directors through the audit committee; and

•         to resolve disagreements between management and the external auditors regarding financial reporting.

The audit committee also has the authority to retain or obtain advice from special counsel or other experts or consultants in the discharge of their responsibilities without the need for Board approval.

Our board of directors intends to amend the audit committee charter at its next board meeting to conform the audit committee charter to Article XI of our By-Laws, as amended on June 28, 2005.

Governance and Nomination Committee

Our governance and nomination committee is composed of five voting and two non-voting members. Three of the voting members are independent directors namely, Fr. Bienvenido F. Nebres, S.J., Ms. Teresita T. Sy-Coson and Mr. Oscar S. Reyes. Mr. Manuel V. Pangilinan who serves as chairman and Mr. Shigeru Yoshida are the other voting members and Mr. Victorico P. Vargas and Mr. Rene G. Bañez are the non-voting members.

The principal functions and responsibilities of our Governance and Nomination Committee are:

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

Executive Compensation Committee

Our executive compensation committee is composed of five members, all of whom are regular members of our board of directors. Two of these five members are independent directors, namely Mr. Pedro E. Roxas and Mr. Oscar S. Reyes, and three are non-independent directors, namely Mr. Albert F. del Rosario, who is chairman of the executive compensation committee, Mr. Ray C. Espinosa and Mr. Shigeru Yoshida.

The principal functions and responsibilities of our Executive Compensation Committee are:

1.        To provide guidance to and assist our board of directors in developing a compensation philosophy or policy consistent with our culture, strategy and control environment;

2.       To oversee the development and administration of our compensation programs; and

3.        To review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluate the performance of our Chief Executive Officer in light of those goals and objectives, and set the compensation level of our Chief Executive Officer based on such evaluation.

Finance Committee

Our finance committee is composed of five members, three of whom are regular members of our board of directors. Ms. Corazon S. de la Paz, who chairs the committee, Mr. Antonio O. Cojuangco and Ms. Teresita T. Sy-Coson are regular members of our board of directors. Mr. Christopher H. Young, our chief financial advisor and
Mr. Amado S. Bagatsing comprise the fourth and fifth members. Mr. Shigeru Yoshida, who is a non-independent member of our board of directors, serves as an advisor to the committee.

The principal function of our finance committee is to consider and approve our loans, funding and financing requirements involving amounts of US$3 million or above but less than US$5 million.

Directors’ Involvement in Legal Proceedings

Our Chairman, Mr. Manuel V. Pangilinan, in his capacity as Chairman of the Board of Metro Pacific Corporation, a stockholder of Metro Tagaytay Land Company, Inc., or MTLCI, and four (4) other individuals are respondents in I.S. 04-A-1057 for alleged violation of Article 315(1)(b)(“estafa”) of the Revised Penal Code filed by Mr. Vicente A. Tuason on behalf of Universal Leisure Club, Inc., or ULCI, and Mr. Jose L. Merin on behalf of Universal Rightfield Property Holdings, Inc., or URPHI.

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

Based on his counsel’s advice, Mr. Pangilinan cannot be held liable for violating Article 315(1)(b) of the Revised Penal Code because no document or other evidence has been presented to prove that Mr. Pangilinan actually participated in the negotiation, preparation, approval, execution and/or implementation of the agreement/contract upon which the claims of the complainants are purportedly based, much less that Mr. Pangilinan, with abuse of trust and confidence, misappropriated any amounts paid by ULCI to MTLCI.

On March 25, 2004, Mr. Pangilinan submitted his counter-affidavit in I.S. No. 04-A-1057. In a Joint Resolution dated June 7, 2004, the City Prosecution Office of Makati dismissed all charges in the Estafa case against Mr. Pangilinan.

On November 16, 2004, ULCI, through Messrs. Tuason and Merin, filed with the Department of Justice a Petition for Review dated November 6, 2004 contesting the Resolution of the City Prosecution Office. The Department of Justice will rule on the petition after the lapse of the reglementary period for the submission of Mr. Pangilinan’s comment thereon.

Employees and Labor Relations

As at December 31, 2004, we had 18,433 employees within the PLDT Group. PLDT had 9,476 employees at the end of 2004, of which 49% were rank and file employees, 47% were management/supervisory staff and 4% were executives. This number represents a decrease of 754 employees, or approximately 7%, from the staff level as at the end of 2003, mainly as a result of the ongoing MRP. From a peak of 20,312 at the end of 1994, PLDT’s number of employees has declined by 10,836, or 53%, by the end of 2004. As at December 31, 2003, we had 17,653 and 10,230 employees under the PLDT Group and PLDT, respectively.

PLDT has three employee unions, the members of which in the aggregate represent 42% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors' union and our sales supervisors' union to be good.

On March 8, 2005, PLDT and PLDT Sales Supervisors’ Union, or PSSU, concluded and signed a new three-year collective bargaining agreement, or CBA, covering the period from January 1, 2005 to December 31, 2007. This CBA provides each member monthly salary increases of 8% of basic pay or Php2,000, whichever is higher, for 2005; 10% of basic pay or Php2,700, whichever is higher, for 2006; and another 10% of basic pay or Php2,400, whichever is higher, for 2007. Other highlights of this CBA were improvements of existing benefits and a one-time signing bonus of Php33,000, including a Php3,000 goodwill bonus, for each member of PSSU. Furthermore, a Php4,000 one-time clothing allowance was also provided under the CBA.

On January 20, 2005, PLDT and Gabay ng Unyon sa Telekomunikasyon ng mga Superbisor, or GUTS, our supervisors’ union, concluded and signed a new three-year CBA covering the period from January 1, 2005 to December 31, 2007. This CBA provides each member monthly salary increases of 8% of basic pay or Php2,000, whichever is higher, for 2005; 10% of basic pay or Php2,700, whichever is higher, for 2006; and another 10% of basic pay or Php2,400, whichever is higher, for 2007. Other highlights of this CBA are improvements of existing benefits and a one-time signing bonus of Php33,000, including a Php3,000 goodwill bonus, for each member of GUTS.

On February 13, 2004, PLDT and the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, concluded and signed a new three-year CBA covering the period from November 9, 2003 to November 8, 2006. This CBA provides each member a signing bonus equivalent to one month salary plus Php10,000; monthly salary increases of Php1,800, Php1,850 and Php2,450 for the first year, second year and third year, respectively; an increase in monthly relay station allowance from Php500 to Php600; an increase in per diem from Php500 to Php570; a food station allowance of Php650 per covered employee; an increase in yearly Christmas gift certificate from Php6,000 to Php7,000; an increase in the amount of coverage under the group life insurance plan from Php400,000 to Php500,000; and an additional contribution of Php1 million to the Educational Loan Fund. Other highlights of this CBA include emergency loan eligibility, an emergency case hospitalization clause and additional benefits under the medical hospitalization plan for single members’ dependents.

Pension and Retirement Benefits

Defined Benefit Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, except Smart, which require contributions to be made to a separate administrative fund.

PLDT has a trustee-managed, non-contributory defined benefit, or Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. The Benefit Plan provides benefits upon normal retirement beginning at age 65, early retirement beginning at age 50 or completion of at least 30 years of credited service, voluntary separation beginning at age 40 or completion of at least 15 years of credited service, total and physical disability, death and involuntary separation. Benefits under the Benefit Plan are based on the employee's final monthly basic salary and length of service.

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

We spent Php551 million for pension, retirement and similar benefits for our employees for the year 2004.

For more information about the benefit plan, see Note 17 – Employee Benefits to the accompanying consolidated financial statements in Item 18.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of PLDT common share as at May 31, 2005 of all shareholders known to us to beneficially own more than 5% of PLDT's common share. All shares of PLDT's common stock have one vote per share.

Name of Beneficial Owner	Name and Address of Record Owner and Relationship with Issuer	Citizenship	Title of Class	Number of Shares Held	% of Class

First Pacific(2)	Philippine Telecommunications Investment Corp.(1) 12/F Ramon Cojuangco	Philippine	Common	26,034,263	15.26
24/F Two Exchange Square 8 Connaught Place, Central, Hong Kong
	Building, Makati Avenue, Makati City	Corporation

	Metro Pacific Resources, Inc.	Philippine	Common	17,112,534	10.03
	c/o Picazo Law Office	Corporation
	17th, 18th and 19th Floors
	Liberty Center
	104 H.V. Dela Costa St.
	Salcedo Village, Makati City

	Larouge B.V.(2)	Netherlands	Common	10,091,579	5.91
	c/o Picazo Law Office	Corporation
	17th, 18th and 19th Floors
	Liberty Center
	104 H.V. Dela Costa St.
	Salcedo Village, Makati City

PCD Nominee Corporation(3)	See Footnote 3 below	Philippine	Common	68,787,787	40.31
G/F MSE Building 6767 Ayala Avenue, Makati City		Corporation

NTT Communications(4)	Same as Record Owner	Japanese	Common	25,266,971	14.81
1-6 Uchisaiwai-Cho I-Chome, Chiyoda-ku Tokyo 100-8019, Japan		Corporation

J. P. Morgan (Hong Kong) Nominees Limited(5)	See Footnote 5 below	HongKong Corporation	Common	22,048,327	12.92
20/F Chater House
8 Connaught Road, Central, Hong Kong

Social Security System(6)	Same as Record Owner	Philippine	Common	12,125,999	7.11
SSS Building East Avenue, Diliman, Quezon City		Corporation

(1)   Pursuant to a resolution adopted by the Board of Directors of Philippine Telecommunications Investment Corporation, or PTIC, a copy of which had been furnished to PLDT, the President of PTIC, Mr. Manuel V. Pangilinan, has the continuing authority to represent PTIC at any and all meetings of the stockholders of a corporation in which PTIC owns of record or beneficially any shares of stock or other voting security, and to sign and deliver, in favor of any person he may deem fit, a proxy or other power of attorney, with full power of delegation and substitution, authorizing his designated proxy or attorney-in-fact to vote any and all shares of stock and other voting securities owned of record or beneficially by PTIC at any and all meetings of the stockholders of the corporation issuing such shares of stock or voting securities.

(2)   First Pacific Company Ltd., or First Pacific, which beneficially owned 31.2% of our common shares as at May 31, 2005, has a 24.2% economic interest in PLDT based on its direct and indirect PLDT common shareholdings through the intermediate holding companies PTIC, MPRI and Larouge B.V. In January 2005, First Pacific Finance Limited (“FPFL”), a wholly-owned subsidiary of First Pacific, issued US$199 million Zero Coupon Guaranteed Exchangeable Notes due 2010, guaranteed by First Pacific and exchangeable into common shares of PLDT held by First Pacific (the “Exchangeable Notes”). Assuming full exchange of the Exchangeable Notes at the initial value of the Exchange Property, the Exchangeable Notes will be exchangeable into 6,784,091 common shares of PLDT (subject to adjustment), representing approximately 4.0% of our outstanding common shares, and reducing First Pacific’s beneficial ownership in PLDT from approximately 31.2% to 27.2%, and its economic interest in PLDT (defined as its effective interest in the shares of PLDT) from approximately 24.2% to 20.2%. Assuming full exchange of the Exchangeable Notes, Larouge’s direct beneficial ownership would be reduced from 10,091,579 common shares of PLDT (representing approximately 5.9% of the outstanding common shares of PLDT) to 3,307,488 common shares of PLDT (representing approximately 1.9% of the outstanding common shares of PLDT.

(3)   Registered owner of shares held by participants in the Philippine Central Depositary, Inc., or PCD, a private company organized to implement an automated book entry system of handling securities transactions in the Philippines. Under the PCD procedures, when an issuer of a PCD-eligible issue will hold a stockholders’ meeting, the PCD shall execute a pro-forma proxy in favor of its participants for the total number of shares in their respective principal securities account as well as for the total number of shares in their client securities account. For the shares held in the principal securities account, the participant concerned is appointed as proxy with full voting rights and powers as registered owner of such shares. For the shares held in the client securities account, the participant concerned is appointed as proxy, with the obligation to constitute a sub-proxy in favor of its clients with full voting and other rights for the number of shares beneficially owned by such clients. Based on the information provided by PCD to PLDT, none of the owners of the PLDT common shares registered under the name of PCD Nominee Corporation owns more than 5% of PLDT’s outstanding common stock as at May 31, 2005, except The Hongkong and Shanghai Banking Corporation, or HSBC, and Standard Chartered Bank which own approximately 18.8% and 6.8%, respectively, of PLDT’s outstanding common stock as at May 31, 2005. The Company has no knowledge if any beneficial owner of the shares under the HSBC and Standard Chartered Bank accounts own more than 5% of PLDT’s outstanding common stock as at May 31, 2005.

PCD account also includes 7,101,210 shares beneficially owned by the Social Security System and 10,091,579 shares beneficially owned by Larouge B.V. Please refer to footnote 6. It also includes 2,298,741 shares owned by Fidelity International Limited, or FIL, a corporation incorporated in the U.S.A. and 1,197,809 shares owned by FMR Corporation, or FMR, a corporation incorporated in Bermuda. In addition, FIL holds ADRs evidencing ADSs representing 242,700 PLDT common shares and FMR holds ADRs evidencing ADSs representing 4,991,050 PLDT common shares. The combined common shareholdings and ADS holdings of FIL and FMR totals 8,730,300 equivalent to 5.12% of PLDT’s outstanding common stock as at May 31, 2005 (Please refer to footnote 5). FIL and FMR have indicated in their Philippine SEC Form 18-A filing that their acquisition of PLDT shares is for the purpose of portfolio of FIL and FMR and they do not intend to acquire shares to take control of PLDT.

(4)   Based on information provided to PLDT, NTT Communications Corporation, or NTT Communications, is a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation.

(5)   Holds shares as nominee of JPMorgan Chase Bank, successor depositary under the Common Stock Deposit Agreement, dated October 14, 1994, as amended on February 10, 2003, between JPMorgan Chase Bank and the holders of American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) representing shares of common stock of the Company (the “Deposit Agreement”). Under the Deposit Agreement, if the depositary does not receive voting instructions from a holder of ADRs, such holder will be deemed to have instructed the depositary to provide a discretionary proxy to a person designated by PLDT for the purpose of exercising the voting rights pertaining to the shares of common stock represented by such holder of ADRs, except that no discretionary proxy will be given with respect to any matter as to which substantial opposition exists or which materially and adversely affects the rights of the holders of such ADRs. This account includes 242,700 shares underlying the ADS owned by FIL and 4,991,050 shares underlying the ADS owned by FMR. Please refer to footnote 3.

(6)   Consists of 5,024,789 shares registered in the name of the Social Security System and 7,101,210 shares held of record by PCD Nominee Corporation. Ms. Corazon S. de la Paz, as President and Chief Executive Officer of the Social Security System, may exercise the voting rights in respect of these shares.

As at May 31, 2005, approximately 87% of the outstanding capital stock of PLDT was registered in the names of Philippine persons.

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

•         Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. This agreement has been extended up to the end of 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair;

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

Total fees under these agreements amounted to Php336 million, Php288 million and Php289 million for the years ended December 31, 2004, 2003 and 2002, respectively. As at December 31, 2004 and 2003, outstanding obligations of PLDT amounted to Php49 million and Php40 million, respectively.

Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement, or ATPA with PT Asia Cellular Satellite, as amended in December 1998 and as assigned and transferred to AIL, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on January 1, 2002, the date of commercial operations.

In the event PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

We believe that the payment obligations under the Air Time Purchase Agreement exceeded the economic benefits expected to be received under it as a result of the delay in the launch of the satellite, unavailability of competitive handsets and competitions from cellular services, occurrence of a partial satellite loss, changes in the primary business of AIL and other factors affecting its business. Accordingly, we started negotiations with AIL for the revision of the payment obligations under the Air Time Purchase in 2000. As a result of these negotiations, the effective date of the Air Time Purchase Agreement became January 1, 2002. In 2002, billings for satellite air time were reduced to actual air time usage, less amount for marketing assistance to service providers.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units for the year 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustment. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002, following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter.

As at December 31, 2004 and 2003, PLDT’s outstanding obligation under the original Air Time Purchase Agreement was Php2,954 million and Php1,992 million, respectively. Total fees under this agreement amounted to Php1,299 million, Php1,919 million and Php50 million for the years ended December 31, 2004, 2003 and 2002, respectively. See Note 16 – Related Party Transactions, Note 21 – Contractual Obligations and Commercial Commitments and Note 22 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18 for further details relating to the Air Time Purchase Agreement with AIL.

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

Under an Acknowledgment of Assignment of the Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Air time Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL, P.T. Bank Internasional Indonesia and various banks.

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

Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of cellular business for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2004, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2004.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Services Agreement fees were paid for the whole 25-year period.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php507 million for the year ended December 31, 2004 and Php429 million for each of the years ended December 31, 2003 and 2002. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php267 million and Php228 million as at December 31, 2004 and 2003, respectively.

Agreements relating to insurance companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are paid directly to Malayan. Total insurance expenses paid under this agreement amounted to Php534 million, Php581 million and Php367 million for the years ended December 31, 2004, 2003 and 2002, respectively. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

There have been no loans between PLDT and any related party during the period beginning January 1, 2004 through the date of filing of this annual report.

Except for the transactions described above, there were no other material transactions during the last two years, nor are there any material transactions currently proposed, to which PLDT was or is to be a party, in which a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had or is to have a direct or indirect material interest. In the ordinary course of business, PLDT has transactions with other companies in which some of such persons may have an interest.

No director or officer of PLDT or associate of any such director or officer was indebted to PLDT at any time during the period from January 1, 2004 through the date of filing of this annual report.

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

On August 8, 2003, the Makati Court scheduled the presentation of evidence pertaining to each of the counterclaims of the respondent directors for moral and exemplary damages. The respondent directors no longer testified on their counterclaims during the September 2, 2003 hearing. On December 4, 2003, Fernandez filed a demurrer to evidence (“demurrer”) and moved for the dismissal of the respondents’ counterclaims, which the respondent directors opposed. In an Order dated February 27, 2004, (the “Order”), the Makati Court granted the Demurrer and dismissed respondent directors counterclaims for moral and exemplary damages and attorney’s fees citing the lack of clear and convincing evidence to show malice or bad faith on the part of Fernandez in respect of the filing of the case. The respondent directors filed their motion for reconsideration of the Order. In a resolution dated June 2, 2004, the Makati Court denied respondent directors motion for reconsideration. On August 10, 2004, respondent directors filed a petition for certiorari (docketed as CA-GR SP No. 85630) with the Court of Appeals. The petition seeks to annul and set aside the Makati Court’s February 27, 2004 and June 2, 2004 Orders and which petition remains pending with the Court of Appeals.

In a resolution dated February 2, 2004, the Supreme Court required Fernandez to file his reply to respondent directors comments on Fernandez’s Motion for Reconsideration. On February 4, 2004, Fernandez filed his reply. In a resolution dated November 22, 2004, the Supreme Court denied with finality Fernandez’s Motion for Reconsideration. On January 4, 2005, Fernandez filed with the Supreme Court a second motion for reconsideration with motion for leave to file and admit second motion for reconsideration of the Supreme Court’s resolution dated June 9, 2003 denying Fernandez’s petition. In a resolution dated January 31, 2005, the Supreme Court denied Fernandez’s second motion for reconsideration for lack of merit, and noting without action Fernandez’s motion for leave to file and admit the motion.

Taxation

We have made a reasonable estimate of the amount necessary to pay or settle any contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our consolidated financial statements as at December 31, 2004 aggregating Php5,199 million in respect of the following:

NTC supervision and regulation fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, supervision and regulation fees, or SRF, and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As at December 31, 2004, PLDT has paid a total amount of Php1,718 million in SRF, of which Php1,508 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, now stands submitted for decision.

Smart and Piltel have similarly received assessments from NTC for permit, SRF and other charges which were paid under protest. Total payments amounted to Php122 million each in 2004 and 2003. Moreover, on February 11, 2005, Piltel paid under protest the amount of Php559 million in respect of NTC fees for the period from 1992 to 2004.

Local business and franchise tax assesments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or R.A. No. 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa No. 337 and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. No. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. No. 7925, which took effect on March 16, 1995, and the grant of similar local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. No. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. No. 7082, or the PLDT Franchise, pursuant to Section 23 thereof, or the equality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. No. 7160.

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

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax. Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have been approved by the relevant courts, PLDT has paid a total amount of Php329 million as at December 31, 2004 in full payment for local franchise tax covering up to the end of 2004.

PLDT continues to contest the remaining assessments amounting to approximately Php3.7 million as at December 31, 2004, a number of which were based on the gross revenues of PLDT derived from its operations within the entire Philippines. PLDT claims that assuming that it is liable for local franchise tax, R.A. No. 7160 provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some LGUs of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will exceptionally overstate the local franchise tax.

In a petition recently filed with the Supreme Court involving another LGU, PLDT has appealed to the Supreme Court for a re-examination of its decision in the City of Davao case in light of the strong dissenting opinion in that case concurred in by four other Justices of the Supreme Court. PLDT currently expects that going forward it will pay local franchise and business taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has, likewise, received assessments for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that Smart is not liable to pay the local franchise and business taxes by virtue of
(i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date of R.A. No. 7160.

Smart has recently been declared exempt from payment of local franchise tax to the City of Makati in a decision dated August 3, 2004 by the Regional Trial Court of Makati. The City of Makati has filed their motion for reconsideration and Smart has filed its opposition to that motion for reconsideration.

Piltel also received assessments from the local government of the City of Makati in the aggregate amount of Php45 million covering the period from 1999 to 2001. Piltel has formally protested the assessments, based on: (1) Piltel’s belief that the opinion rendered by the BLGF for Smart should likewise hold true for Piltel; and (2) the effective date of the legislative franchise of Piltel (R.A. No. 7293) which came after the effectivity of R.A. No. 7160. The franchise tax prescribed under Section 137 of the Local Government Code is deemed part of the Piltel franchise (the later law) which states, among other things, that Piltel shall pay only a franchise tax equivalent to 3% of all gross annual receipts of the business transacted under its franchise and such percentage shall be in lieu of all taxes on the franchise or earnings thereof.

Piltel’s protest of the assessments was denied by the City of Makati on December 18, 2001. Piltel then filed a petition with the Makati Regional Trial Court, or RTC, appealing the local franchise business taxes. On December 10, 2002, the Makati RTC rendered its judgment granting Piltel’s petition and enjoining the City of Makati from assessing and collecting any further annual local franchise business taxes from Piltel. The City of Makati filed its motion for reconsideration of this judgment with the Makati RTC, which was subsequently denied. On April 1, 2003, the City of Makati filed a Petition for Review with the Court of Appeals. On July 12, 2004, the Court of Appeals rendered a decision upholding the Makati RTC that Piltel is exempt from payment of the local franchise tax.

The City of Makati appealed to the Supreme Court, which issued a resolution dated October 13, 2004 denying with finality the appeal of the City of Makati on the grounds of technicality. The Supreme Court ruled, however, that the petition failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise of the discretionary appellate jurisdiction of the Supreme Court.

Piltel’s Bureau of Internal Revenue Assessment

In 2003, the BIR issued final assessment notices, or FANs, against Piltel for deficiency taxes and penalties for taxable years 1998 and 1999, in the amounts of Php233.6 million and Php284.2 million, respectively. Piltel filed protest letters dated June 5, 2003 and September 24, 2003 with the BIR for the 1998 and the 1999 deficiency tax assessments, respectively.

With respect to the 1998 deficiency tax assessment, the BIR denied on March 16, 2003 the administrative protest filed by Piltel. On July 1, 2003, however, Piltel filed with the BIR an Application for compromise settlement for the 1998 deficiency tax assessments based on BIR Revenue Regulations, or RR, No. 30-2002 issued on December 16, 2002, which implements Sections 7(c), 204(a) and 290 of the National Internal Revenue Code of 1997 on compromise settlement of internal revenue tax liabilities, superseding RR Nos. 6-2000 and 7-2001. Under said RR 30-2002, Piltel is allowed to apply for compromise settlement on the basis of financial incapacity. If approved, Piltel would be permitted to settle its 1998 deficiency tax liabilities by paying an amount corresponding to the compromise rates ranging from 10% to 40% of its assessed deficiency taxes for 1998. Meanwhile, with respect to the 1999 deficiency tax assessment, the BIR favorably considered the administrative protest filed by Piltel. Accordingly, the BIR issued a revised FAN dated February 17, 2004, which was received by Piltel on March 22, 2004. Hence, as early as December 31, 2003, Piltel paid and settled the 1999 expanded withholding tax assessment and the revised 1999 fringe benefit tax, or FBT, assessment amounting to Php26.1 million and Php5.6 million, respectively. On May 28, 2004, Piltel also filed with the BIR an application for compromise settlement for the 1999 deficiency tax assessments, particularly the VAT and income tax assessments, similarly based on RR No. 30-2002 on the grounds of financial incapacity.

Moreover, on August 5, 2004, Piltel received a Preliminary Assessment Notice, or PAN, dated July 19, 2004 in connection with Letter Notice, or LN, BOC-AID/LTS-1-41-01-02. The said LN, which is similar to a tax assessment notice, indicated a discrepancy between the importation date per Bureau of Customs, or BOC, data and the importation per 2001 VAT returns amounting to Php175.5 million, which resulted in VAT and income tax deficiency assessments amounting to Php82.4 million and Php26.5 million, respectively. On August 20, 2004, Piltel filed an administrative protest in connection with the assessments. A supplemental protest letter was also filed last October 5, 2004 to further support its position against the said tax assessments after the informal conference held with the examiners last September 21, 2004. To date, Piltel has not received any response from the BIR. Piltel intends to apply for compromise settlement, based on the same grounds of financial incapacity, in respect of any resulting deficiency tax arising from this LN once the BIR has finalized the assessment.

U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies

Effective as at February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI, because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In separate orders dated February 7 and 26, 2003, the National Telecommunications Commission, or NTC, confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issues a Public Notice that AT&T’s and MCI’s circuits on the U.S.–Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.–international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

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

On May 13, 2004, the U.S. FCC partially dismissed and partially denied applications by Philippine carriers, including PLDT, and certain U.S. carriers for review of the March 10, 2003 Order of the International Bureau of the U.S. FCC. In particular, the U.S. FCC affirmed the March 10, 2003 Order’s finding that “Philippine carriers engaged in collective action to “whipsaw” AT&T and MCI.” The U.S. FCC stated, however, that the findings of the March 10, 2003 Order were not findings under the U.S. anti-trust laws and that the U.S. Department of Justice independently “investigating the possibility of anticompetitive practices among Philippine carriers under its authority pursuant to U.S. anti-trust laws.” The U.S. FCC also upheld the March 10, 2003 Order in respect of the suspension of payments for termination services to the Philippine carriers pending restoration of the circuits. In addition, the U.S. FCC denied a request to modify the March 10, 2003 Order of the International Bureau of the U.S. FCC to restore the Philippines to the list of U.S.-international routes approved for the provision of ISR. The U.S. FCC stated that it was dismissing this request as moot because of the U.S. FCC’s recently adopted International Settlements Policy Reform Order which eliminated ISR policies.

Although not included in the initial list of countries exempted from the U.S. FCC’s International Settlements Policy, or ISP, the U.S. FCC identified the U.S.–Philippines route as eligible for being removed from the ISP in accordance with its newly established procedures for doing so. Under this procedure, the U.S. FCC asked for public comment on the removal of the Philippines from the ISP. In comments filed in June and July 2004, removal was reported by several Philippine and U.S. carriers, including AT&T and MCI, and was opposed by one U.S. carrier, International Access, Inc. In November 2004, the U.S. FCC exempted a number of additional countries from the ISP, but not the Philippines. Instead, the U.S. FCC stated that it would rule separately regarding the Philippines after reviewing the issues raised by International Access, Inc. These issues are still pending before the U.S. FCC.

On July 6, 2004, PLDT filed with the U.S. FCC a petition for reconsideration of the U.S. FCC’s May 13, 2004 Order on the grounds that the order should have vacated as moot the International Bureau’s March 10, 2003 Order.

Investigation by U.S. Department of Justice

In January 2004, PLDT received a grand jury subpoena seeking documents and a PLDT employee was subpoenaed to testify before the grand jury in connection with a criminal investigation that was conducted by the U.S. Department of Justice with respect to alleged antitrust violations relating to the provision of international termination services in the Philippines. The U.S. Department of Justice has also requested testimony and documents from Smart in connection with this investigation. Further, in March 2004, PLDT (US) Ltd., a subsidiary of PLDT Global, received a grand jury subpoena seeking documents, in response to which PLDT (U.S.) Ltd. produced documents. In February 2005, two former employees of PLDT U.S. Ltd. testified before the grand jury in the U.S. Department of Justice matter. A PLDT employee was also scheduled to reappear for testimony in February, but his appearance has been postponed. On May 11, 2005, the U.S. Department of Justice informed our legal counsel in Washington, D.C., Covington & Burling, that the U.S. Department of Justice has terminated its antitrust investigation relating to termination rate increases implemented in early 2003 by certain Philippine long distance carriers including PLDT and that no enforcement action will be taken. See Note 25 – Other Matters(e) to the accompanying consolidated financial statements in Item 18.

Dividend Distribution Policy

In 2004 and 2003, PLDT declared cash dividends of Php1,529 million and Php1,497 million, respectively, solely for its preferred shareholders. The most recent cash dividend declaration made by PLDT on its common stock was on May 5, 2005 at Php21 per common share to holders of record as at June 3, 2005 payable on July 14, 2005. On March 1, 2005, PLDT declared a cash dividend at Php14 per common share to holders of record as at March 31, 2005 which was paid on May 12, 2005. This was the first cash dividend declaration to common shareholders since March 2001.

The current policy of PLDT is to thoroughly analyze its ability to declare and pay dividends, regularly taking into consideration the interests of its shareholders as well as PLDT’s working capital, capital expenditure and debt service requirements. PLDT also takes into account the prohibitions and restrictions under certain of its debt instruments with respect to the declaration and payment of dividends as discussed in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants”, “Item 10. Additional Information — Articles of Incorporation and By-Laws — Dividends” and in Note 14 – Preferred Stock Subject to Mandatory Redemption and Note 15 – Stockholders’ Equity to the accompanying consolidated financial statements in Item 18. The retention of earnings is still necessary to meet the funding requirements of our business expansion, service improvement and development programs. Except for dividends on PLDT's Series III and Series VI Convertible Preferred Stock, which are payable in U.S. dollars, and PLDT's Series VII Convertible Preferred Stock, which are payable in Japanese yen, dividends are generally paid in Philippine peso. In the case of shareholders residing outside the Philippines, PLDT's transfer agent in Manila, which acts as the dividend disbursing agent, converts the peso dividends into U.S. dollars at the prevailing exchange rates, and remits the dollar proceeds abroad, net of withholding tax.

Item 9. The Offer and Listing

Common Capital Stock and American Depositary Receipts (“ADRs”)

The common shares of PLDT are listed and traded on the PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Archipelago Exchange in the United States. On October 19, 1994, an ADR facility was established, pursuant to which Citibank, N.A., as the depositary, issued ADRs evidencing ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary of PLDT’s ADR facility. The facility was established in accordance with a Common Stock Deposit Agreement dated October 19, 1994, as amended on February 10, 2003 between the Depositary and the holders of the ADRs. The ADSs have been listed and are traded on the New York Stock Exchange, or NYSE, and the Archipelago Exchange in the United States under the symbol “PHI” for both exchanges.

In 2004, a total of 39 million shares of PLDT's common stock were traded on the PSE. During the same year, the volume of trading was 49.6 million ADSs on the NYSE but none on the Archipelago Exchange.

As at May 31, 2005, there were 12,127 shareholders of record who are Philippine persons and held approximately 40% of PLDT’s common stock. As at December 31, 2004, there were 12,444 shareholders of record who are Philippine persons and held approximately 43% of PLDT’s common stock. In addition, there were a total of 25 million and 28 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 410 holders and 414 holders as at May 31, 2005 and December 31, 2004, respectively.

High and low sales prices for PLDT's common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	PSE		NYSE(1)
	High	Low	High		Low
2000	Php 1,100.00	Php 660.00	US$28	1/4	US$14	7/8
2001(1)	1,060.00	332.50	20.75		6.55
2002	565.00	209.00	11.30		3.85
2003	990.00	265.00	17.79		4.85
First Quarter	337.50	265.00	6.18		4.85
Second Quarter	565.00	312.50	11.15		5.80
Third Quarter	670.00	482.50	12.48		8.78
Fourth Quarter	990.00	635.00	17.79		11.70
2004	1,505.00	810.00	27.03		14.38
First Quarter	1,050.00	810.00	18.60		14.38
Second Quarter	1,165.00	960.00	21.20		16.97
Third Quarter	1,450.00	1,150.00	25.72		20.90
Fourth Quarter	1,505.00	1,215.00	27.03		21.83
December	1,380.00	1,215.00	25.03		21.83
2005
First Quarter	1,495.00	1,310.00	27.75		23.50
January	1,460.00	1,310.00	26.34		23.50
February	1,440.00	1,350.00	26.45		24.64
March	1,495.00	1,350.00	27.75		25.05
Second Quarter
April	1,425.00	1,330.00	26.01		24.10
May	1,500.00	1,400.00	27.45		25.63

_____________

(1) Effective January 29, 2001, PLDT converted from fractional to the decimal system of pricing in compliance with the new trading standard required by the U.S. SEC.

Series III Convertible Preferred Stock and Global Depositary Receipts (“GDRs”)

On November 29, 1994 and on December 12, 1994, PLDT issued an aggregate of approximately 4.6 million shares of Series III Convertible Preferred Stock, with a par value of Php10 per share. In connection therewith, a GDR facility was established, pursuant to which Citibank N.A., as Depositary, issued GDRs evidencing Global Depositary Shares, or GDS, with each GDS representing one share of Series III Convertible Preferred Stock of PLDT. Each share is convertible into shares of common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 per share), subject to adjustment in certain events, and are not redeemable. Moreover, PLDT may require the mandatory conversion of some or all of the outstanding shares of Series III Convertible Preferred Stock into shares of common stock at the above conversion price of US$29.19 per share of common stock, if certain conditions are met. For further details, see “Item 10. Additional information – Articles of Incorporation and By-Laws – Preferred Stock”. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary of PLDT’s GDRs. The facility was established in accordance with a Preferred Stock Deposit Agreement dated November 29, 1994, as amended on September 6, 1999 and February 10, 2003 between the Depositary and the holders of the GDRs. The GDSs have been listed and are traded on the New York Stock Exchange and the Archipelago Exchange in the United States under the symbols “PHI Pra” and “PHI-A”, respectively.

High and low sales prices for the series III convertible preferred shares and the GDSs for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	NYSE(1)
	High		Low

2000	US$50	1/2	US$31	1/4
2001(1)	39.875		16.000
2002	26.000		13.000
2003	47.600		20.500
First Quarter	25.750		20.500
Second Quarter	37.750		25.650
Third Quarter	40.900		34.300
Fourth Quarter	47.600		40.200

2004	US$50.850		US$42.500
First Quarter	49.500		45.600
Second Quarter	48.250		42.500
Third Quarter	50.030		46.050
Fourth Quarter	50.850		46.850
December	49.950		47.500
2005
First Quarter	US$51.000		US$48.900
January	51.000		49.150
February	50.950		49.500
March	50.750		48.900
Second Quarter
April	US$49.250		US$48.000
May	49.140		48.000

_____________

(1) Effective January 29, 2001, PLDT converted from fractional to the decimal system of pricing in compliance with the new trading standard required by the U.S. SEC.

As at December 31, 2004, there were approximately 4.6 million GDSs outstanding, which PLDT believes were substantially held in the United States.

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

Purpose of PLDT

PLDT's Articles of Incorporation have been filed with the Philippine SEC and PLDT has been issued Philippine SEC Reg. No. 55. The Second Article of PLDT's Articles of Incorporation provides that the purposes for which PLDT was formed are to install, maintain, and operate any and all kinds of equipment for communications; to install, maintain, operate or lease telephone lines and systems, and to purchase, sell and deal in all kinds of products which may be combined with the building, installing and operation of those systems and lines and in general, to engage in any and all acts and business which may be necessary or convenient, in the furtherance of such lines of communication and business.

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

The By-Laws of PLDT provide that each share of common stock which has voting rights on any matter under consideration may be represented at any meeting of stockholders by the holder thereof or by his attorney duly authorized by proxy in writing on forms prescribed by the Board of Directors which shall be furnished to a stockholder upon his request. Unless otherwise provided in the proxy, it shall be valid only for the meeting in respect of which such proxy was issued. Proxies must be filed with the Secretary, Assistant Secretary or transfer agent of PLDT at least two (2) days before the day of the meeting. Any proxy filed with the Secretary, Assistant Secretary or transfer agent of the corporation may be revoked by the stockholder concerned either in an instrument in writing duly presented to the Secretary, Assistant Secretary or transfer agent of the corporation at least two (2) days before the day of the meeting or by his personal presence at the meeting. The decision of the Secretary on the validity of proxies shall be final and binding until and unless set aside by a court of competent jurisdiction. As provided in the Corporation Code, unless otherwise provided in the proxy, it shall be valid only for the meeting for which it is intended and no proxy shall be valid and effective for a period longer than five (5) years at any one time.

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

Under the Securities Regulation Code of the Philippines (R.A. No. 8799), or SRC, no securities except of a class exempt under the provisions thereof or unless sold in any transaction exempt under any of the provisions thereof, shall be sold or offered for sale or distribution to the public unless such securities shall have been registered and permitted to be sold pursuant to the SRC.

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

Dividends

Under the Corporation Code, the Board of Directors may declare dividends on the Common Stock out of the unrestricted retained earnings which may be payable in cash, in property or in stock to all stockholders on the basis of outstanding shares held by them. The declaration of stock dividends requires the approval of the stockholders of PLDT representing not less than two-thirds of the outstanding capital stock of PLDT. If a stock dividend would require an increase in the authorized capital stock, Philippine SEC approval would be required. Common Stock issued as stock dividends should be registered with and licensed by the Philippine SEC and listed on the PSE.

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

PLDT has entered into certain loan and credit agreements, which restrict the declaration and payment of dividends by PLDT. In particular, under the terms of PLDT's JPY5,615 million syndicated term loan facility agreement, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0:1. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2:1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates. For the year 2001, PLDT declared cash dividends on outstanding shares of Common Stock in the amount of approximately Php202 million. The most recent cash dividend declaration made by PLDT on its shares of common stock was on March 1, 2005, which was paid on May 12, 2005 at Php14 per common share to holders of record as at March 31, 2005. This is the first cash dividend declaration to common shareholders in four years since March 2001. On May 5, 2005, PLDT declared another cash dividend of Php21 per share of common stock payable on July 14, 2005 to holders of record as at June 3, 2005.

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

Issued and Outstanding Preferred Stock

The series of Preferred Stock and the number of shares issued and outstanding under each series as at May 31, 2005 are as follows:

Series	No. of Shares
Series A to EE 10% Cumulative Convertible	408,353,953
Series III Convertible	4,616,200
Series IV Cumulative Non-Convertible Redeemable	36,000,000
Series V Cumulative Convertible Redeemable	1,941,922
Series VI Cumulative Convertible Redeemable	4,704,495
Series VII Cumulative Convertible Redeemable	3,842,000

The Series A to EE 10% Cumulative Convertible Preferred Stock are entitled to receive cumulative dividends at the rate of 10% per annum; redeemable at the option of PLDT, at par value plus accrued dividends, five years after the year of issuance; convertible to shares of Common Stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of the Common Stock at the PSE over a period of 30 consecutive trading days before the conversion date; and entitled to be paid an amount equal to the par value of the shares plus accrued and unpaid dividends thereon to the date fixed for such payment in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the affairs of the corporation.

The Series III Convertible Preferred Stock are entitled to receive annual fixed cumulative dividends of US$3.50 per share; in the event of any voluntary or involuntary liquidation, dissolution or winding up of PLDT, are entitled to receive out of the assets of PLDT available for distribution to the stockholders of PLDT, before any distribution of assets is made to holders of shares of Common Stock or any other shares of stock of PLDT ranking as to such a distribution junior to the Series III Convertible Preferred Stock, liquidating distributions in the amount of Php11 per share plus accrued and unpaid dividends; are convertible into shares of Common Stock at the holder's option at any time, at the conversion price of US$29.19 per share of Common Stock (equivalent to a conversion ratio of 1.7129 shares of Common Stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 per share), subject to adjustment in certain events; and are not redeemable. Moreover, PLDT may require the mandatory conversion of some or all of the outstanding shares of Series III Convertible Preferred Stock into shares of common stock at the above conversion price of US$29.19 per share of common stock, if certain conditions are met, including that (i) the average of the closing prices of the ADSs reported on the NYSE on each trading day during the period of 30 days ending on the seventh day prior to the date upon which notice of the date of mandatory conversion is first given is greater than or equal to the conversion price in effect on such seventh day, (ii) there are no dividends in arrears on any shares of the Series III Convertible Preferred Stock, and (iii) PLDT has sufficient distributable reserves to pay the fixed preferential dividends on the shares of Series III Convertible Preferred Stock, calculated down to and including the mandatory conversion date. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11 per share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock are entitled to receive cumulative dividends at the rate of 13.5% per annum based on the paid-up subscription price. It is redeemable at the option of PLDT one year at any time after subscription at an amount equal to the par value of such shares so redeemed or if such shares are not yet fully paid, the actual amount paid, plus accrued and unpaid dividends thereon; and in the event of a voluntary or involuntary liquidation, dissolution or winding up of affairs of PLDT, shall be entitled to be paid an amount equal to the par value of such shares or if such shares are not yet fully paid, the actual amount paid, plus an amount equal to the dividends accrued thereon to the date fixed for payment. The outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock have not been fully paid.

Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JPY40.7189 per share, respectively. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of PLDT, the holders of the Series V, VI and VII Convertible Preferred Stock are entitled to receive out of the assets of PLDT available for distribution to the shareholders of PLDT, before any distribution of assets is made to holders of shares of Common Stock or any other shares of stock of PLDT ranking as to such distribution junior to the Series V, VI and VII Convertible Preferred Stock, liquidating distributions in the amount of Php11 per share plus accrued and unpaid dividends. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT Common Stock at a conversion rate of one share of Common Stock for each share of Series V, VI or VII Convertible Preferred Stock subject to adjustments in certain events. Under a put option exercisable for 30 days, holders of shares of Common Stock received on mandatory conversion will be able to require PLDT to purchase such shares of Common Stock for Php1,700 per share, US$36.132 per share and JP¥4,071.89 per share, for Series V, VI and VII Convertible Preferred Stock, respectively.

As at December 31, 2004, 515,818 shares of Series V Convertible Preferred Stock and 545,122 shares of Series VI Convertible Preferred Stock had been converted into shares of PLDT common stock. The aggregate value of the put option based on outstanding shares as at December 31, 2004 was Php22,016 million, of which Php13,419 million is payable on June 4, 2008 and Php8,597 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII PLDT Convertible Preferred Stock were mandatorily converted and all the underlying shares of common stock were put to PLDT. The market value of the underlying shares of common stock was Php14,685 million, based on the market price of PLDT shares of common stock of Php1,360 per share as at December 31, 2004.

Change in Control

Article V, Section 1 of PLDT's Amended By-Laws may have the effect of preventing a change in control of PLDT. This section provides that any person who is engaged in any business that competes with or is antagonistic to that of PLDT or its subsidiaries is ineligible for nomination or election to the Board of Directors.

Material Contracts

We did not enter into any material contracts within the two years preceding the date of this annual report.

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

Cash dividends on PLDT's stock are paid in Philippine peso, except dividends on the Series III and Series VI Convertible Preferred Stock, which are paid in U.S. dollars and on the Series VII Convertible Preferred Stock, which are paid in Japanese yen. PLDT’s Custodian for its Series III Convertible Preferred Stock, Citibank, N.A. – Manila and PLDT’s Transfer Agent and Dividend Paying Agent for its Series VI and VII Convertible Preferred Stock, Hongkong and Shanghai Banking Corporation, converts and remits in the particular foreign currency, at the prevailing exchange rate, cash dividends due to holders of the Series III, Series VI and VII Convertible Preferred Stock. PLDT's Transfer Agent for its common stock, The Hongkong and Shanghai Banking Corporation, (which also acts as dividend paying agent) converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2004, approximately 87% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 14 – Preferred Stock Subject to Mandatory Redemption and Note 15 – Stockholders’ Equity to the accompanying consolidated financial statements in Item 18.

Principal of and interest on PLDT's 9.875% Notes due 2005, 9.25% Notes due 2006, 7.85% Notes due 2007, 8.35% Notes due 2017, 10.5% Notes due 2009, 10.625% Notes due 2007 and 11.375% Notes due 2012 are payable in U.S. dollars which may be purchased from the local banking system either pursuant to the registration of such Notes with the BSP or otherwise pursuant to specific BSP approval of such payment. Such principal and interest may also be paid utilizing PLDT's own dollar resources without necessity of BSP approval. The BSP, with the approval of the President of the Philippines, may, however, restrict the availability of foreign exchange during an exchange crisis, when an exchange crisis is imminent, or in times of national emergency.

Taxation

The following is a description of the material Philippine and United States federal income tax consequences to United States Holders (as defined below) of owning shares of Common Stock, Series III Convertible Preferred Stock, ADSs and GDSs (collectively, the “Equity Securities”). It applies to you only if you hold your Equity Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of PLDT’s voting stock, a person that holds Equity Securities as part of a straddle or a hedging or conversion transaction, or a United States Holder (as defined below) whose functional currency is not the U.S. dollar.

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

Taxation of Dividends

Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%. Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax. Dividends paid to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines by Philippine corporations shall be subject to a final withholding tax of 15%, subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either
(i) allows a credit against the tax due from the non-resident non-Philippine corporation taxes deemed to have been paid in the Philippines equivalent to 20% effective July 1, 2005 (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 35% effective July 1, 2005 and the 15% tax on dividends) (this condition is not satisfied in the case of corporations domiciled in the United States if such corporations own less than 10% of the voting stock of PLDT) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States). If neither of the foregoing conditions are met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax rate of 32% (35% effective July 1, 2005). Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within clause (ii) and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the 15% rate. Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings.

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

If the holder of Common Stock is a non-resident foreign partnership, which is treated as a corporation for Philippine tax purposes, dividends on the Common Stock should be subject to a final withholding tax of 32% (35% effective July 1, 2005). Cede & Co., the partnership nominee of Depository Trust Company (“DTC”), should qualify as a non-resident foreign partnership that would be treated as a corporation for Philippine tax purposes.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a United States Holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate United States Holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that, in the case of Common Stock or ADSs, you hold the Common Stock or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or, in the case of Series III Convertible Preferred Stock or GDSs, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the Series III Convertible Preferred Stock or GDSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Equity Securities generally will be qualified dividend income.

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

Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

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

Documents on Display

We are subject to the informational requirements of the Exchange Act, and file reports and other information with the Commission, as required by this act. Reports and other information filed by us with the Commission may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Copies of this material may be obtained by mail from the public reference section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Archipelago Exchange, 301 Pine Street, San Francisco, California 94104, on which the American Depositary Shares representing our Common Stock are listed.

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency risk, interest rate risk and credit risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations. All of our risk management initiatives are reviewed and approved by our board of directors.

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

Foreign Exchange Risk Management

At December 31, 2004, the Philippine peso depreciated against the U.S. dollar to Php56.341 to US$1.00 from Php55.586 to US$1.00 at December 31, 2003.

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as at December 31, 2004 and 2003:

	Year Ended December 31,
	2004(1)		2003(2)
	US$	Php	US$	Php
	(in millions)
Current Financial Assets
Cash and cash equivalents	US$251	Php14,142	US$146	Php8,116
Short-term investments	69	3,888	30	1,668
Trade and other receivables	146	8,226	195	10,839
Derivative assets	6	335	5	262
Total current financial assets	472	26,591	376	20,885
Noncurrent Financial Assets
Derivative assets	73	4,116	24	1,361
Total non-current financial assets	73	4,116	24	1,361
Total Financial Assets	US$545	Php30,707	US$400	Php22,246

Current Financial Liabilities
Accounts payable	US$46	Php2,592	US$71	Php3,947
Accrued expenses and other current liabilities	77	4,338	71	3,947
Derivative liabilities	8	473	2	91
Interest-bearing financial liabilities	483	27,203	405	22,512
Total current financial liabilities	614	34,606	549	30,497

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	2,126	119,733	2,772	156,177
Derivative Liabilities	105	6,930	47	3,737
Preferred stock subject to mandatory redemption	222	12,512	195	10,816
Total noncurrent financial liabilities	2,453	139,175	3,014	170,730
Total Financial Liabilities	US$3,067	Php173,781	US$3,563	Php201,227
______________

(1) The exchange rate used was Php56.341 to US$1.00
(2) The exchange rate used was Php55.586 to US$1.00.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at December 31, 2004, approximately 98% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Of our foreign currency-denominated debts 4% are in Japanese yen, and the balance in U.S. dollars. Thus, a weakening of the Philippine peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 64% of our consolidated foreign-currency debts), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the Philippine peso against the U.S. dollar drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants” above and Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

To manage foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently readily available.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. As at December 31, 2004, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts and currency option contracts amounted to US$87 million and JP¥14 million; US$550 million; and US$251 million, respectively. Smart’s outstanding forward foreign exchange contracts amounted to US$69 million as at December 31, 2004. For further discussions of these contracts, see Note 23 – Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes

The table below sets out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk for the years ended December 31, 2004 and 2003:

Year Ended December 31, 2004

Below 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	In U.S. Dollar	In Php	Fair Value
(in millions)

Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	110	130	272	–	175	549	1,236	69,652	73,662
Interest rate	9.875%	9.250%	7.85% to 10.625%	–	10.50%	8.35% to 11.375%	–	–	–
US$ Fixed Loans (in millions)	125	83	61	34	24	280	607	34,190	32,452
Interest rate	4.49% to 8.03%	4.49% to 7.95%	4.49% to 7.95%	4.49% to 7.58%	4.49% to 6.56%	2.25%	–	–	–
Japanese Yen (in millions)	27	27	27	14	–	–	95	5,363	5,414
Interest rate	2.125%	2.125%	2.125%	2.125%	–	–	–	–	–
Philippine Peso (in millions)	14	14	–	–	–	14	42	2,371	2,537
Interest rate	11.18% to 14%	11.6% to 24%	–	–	–	15%	–	–	–
Variable Rate
U.S. Dollar (in millions)	212	198	154	65	52	132	813	45,832	45,832
Interest rate	GOVCO’s cost + 0.20%; 0.15% to 4.30% over LIBOR	GOVCO’s cost + 0.20%; 0.15% to 4.30% over LIBOR	GOVCO’s cost + 0.20%; 0.15% to 4.30% over LIBOR	0.15% to 4.30% over LIBOR	0.65% to 2.5% over LIBOR	0.5% to 2.5% over LIBOR	–	–	–
Japanese Yen (in millions)	6	6	6	4	–	–	22	1,212	1,212
Interest rate	1.70% over JPY LIBOR	1.70% over JPY LIBOR	1.70% over JPY LIBOR	1.70% over JPY LIBOR	–	–	–	–	–
Philippine Peso (in millions)	2	2	1	1	1	7	14	777	777
Interest rate	1.0% over 91-day T-bill rate to 11.25%	1.0% over 91-day T-bill rate to 11.25%	1.0% over 91-day T-bill rate to 11%	1.0% over 91-day T-bill rate	1.0% over 91-day T-bill rate	1.0% over 91-day T-bill rate	–	–	–

							2,829	159,397	161,886

Interest rate swap (fixed to floating)
U.S. Dollar (US$125 million)	–	–	–	–	–	–	(62)	(3,468)	(3,468)
Japanese Yen (JPY15,037 million)						–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	–	11.375%	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	8.11% over LIBOR	–	–	–

Year Ended December 31, 2003

Below 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	In U.S. Dollar	In Php	Fair Value
(in millions)

Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	77	138	175	300	–	724	1,414	78,581	80,273
Interest rate	10.625%	9.875%	9.25%	7.85% to 10.625%	–	8.35% to 11.375%	–	–	–
US$ Fixed Loans (in millions)	114	104	62	40	13	3	336	18,722	19,974
Interest rate	5.60% to 8.03%	5.60% to 8.03%	5.60% to 7.95%	5.60% to 7.95%	5.65% to 7.58%	5.65% to 6.56%	–	–	–
Japanese Yen (in millions)	–	26	26	26	13	–	91	5,068	5,120
Interest rate	–	2.125%	2.125%	2.125%	2.125%	–	–	–	–
Philippine Peso (in millions)	25	19	14	–		15	73	4,043	4,385
Interest rate	11.18% to 17.5%	11.18% to 16.8%	15.816% to 16.8%	–	–	15%	–	–	–
Variable Rate
U.S. Dollar (in millions)	226	220	204	145	66	205	1,066	59,337	59,337
Interest rate	GOVCO’s cost + 0.20%; 0.15% to 4.30% over LIBOR	GOVCO’s cost + 0.20%; 0.15% to 4.30% over LIBOR	GOVCO’s cost + 0.20%; 0.15% to 4.30% over LIBOR	GOVCO’s cost + 0.20%; 0.15% to 4.30% over LIBOR	0.15% to 4.30% over LIBOR	0.65% to 2.5% over LIBOR	–	–	–
Japanese Yen (in millions)	34	34	35	8	7	130	248	13,792	13,792
Interest rate	1.0% to 3.85% over JPY LIBOR	1.0% to 3.85% over JPY LIBOR	1.0% to 3.85% over JPY LIBOR	1.0% over JPY LIBOR	1.0% over JPY LIBOR	1.0% over JPY LIBOR	–	–	–
Philippine Peso (in millions)	1	1	1	4	4	74	85	4,731	4,731
Interest rate	1.0% over 91-day T-bill rate to 11%	1.0% over 91-day T-bill rate to 11%	1.0% over 91-day T-bill rate	1.0% over 91-day T-bill rate	1.0% over 91-day T-bill rate	1.0% over 91-day T-bill rate	–	–	–
							3,313	184,274	187,612

Interest rate swap (fixed to floating)
Japanese Yen (JPY15,037 million)	–	–	–	–		–	(46)	(2,582)	(2,582)
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	–	11.375%	–	–	–
Variable Rate on JPY notional	8.16% over LIBOR	8.16% over LIBOR	8.16% over LIBOR	8.16% over LIBOR	–	8.16% over LIBOR	–	–	–

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Piltel has experienced significant financial difficulties in recent years. It has restructured substantially all of its debts in accordance with its debt restructuring plan, which was signed on June 4, 2001. In June and October 2002, more creditors of Piltel agreed to participate in its restructuring plan on the same terms. See “Item 3. Key Information — Risks Factors — Risks Relating to Us — Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debts or other obligations." As at December 31, 2004, total restructured long-term debt of Piltel amounted to Php7,184 million, with maturities of up to June 14, 2016. As at December 31, 2004, Piltel had an aggregate principal amount of Php52 million of unrestructured debt.

Piltel is currently not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders). See Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

The Series C, Class I Preferred Stock of Piltel, is entitled to annual cumulative cash dividends of Php0.20 per share (10% on the par value per share). Piltel is in arrears with payments of dividends with respect to the Series C, Class I Preferred Stock in the amount of Php1 million for the years ended December 31, 2004, 2003, 2002 and 2001. As at the date of this annual report on Form 20-F, the total arrearage with respect to the Series C, Class I Preferred Stock of Piltel amounted to approximately Php5 million. See “Item 3. Key Information — Risk Factors — Risks Relating to Us — Piltel has experienced financial difficulties and we cannot assure you that it will be able to discharge any of its debt or other obligations and that its creditors will not take measures to enforce their claims.”

.Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2004.

Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2004.

During 2004, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that currently none of the members of the Audit Committee is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our board of directors believes that the audit committee members along with its advisors, possess sufficient financial knowledge and experience. Our board of directors has appointed one of our non-independent directors, Corazon de la Paz, as Audit Committee advisor to render advice on complex financial reporting or accounting issues that may be raised in our Audit Committee’s evaluation of our financial statements and other related matters. Formerly the Chairman and a Senior Partner of Joaquin Cunanan & Company (a member firm of PricewaterhouseCoopers Worldwide), Corazon de la Paz, is a certified public accountant and possesses in depth knowledge of accounting principles (including U.S. GAAP), internal controls and procedures for financial reporting and audit committee functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

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

Our Governance Manual conforms with the requirements of the Code of Corporate Governance, or Philippine SEC Governance Code, that was promulgated by the Philippine Securities and Exchange Commission, or Philippine SEC, under the Philippine SEC Memorandum Circular No. 2, Series of 2002, on April 5, 2002, in line with the Philippine Government’s policy to promote corporate governance reform aimed to raise investor confidence, develop capital market and help achieve sustained growth for the Philippine corporate sector and the economy.

In compliance with the Philippine SEC Governance Code and consistent with the relevant provisions of the Securities Regulation Code and Corporation Code of the Philippines, our Governance Manual covers the following key areas:

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

We have summarized in our website the differences between our corporate government practices and those required of U.S. listed companies under NYSE Section 303A.11. Please refer to:

http://www.pldt.com.ph/download/pldt-corpgov_manual.pdf

http://www.pldt.com.ph/download/pldt-code_ethics.pdf

http://www.pldt.com.ph/download/pldt-disclosure.pdf

Chief Corporate Governance Officer

Our chief governance officer is responsible for monitoring compliance with, interpreting and deciding any issues arising from, investigating and determining violations and recommending the disciplinary actions against violators of our Governance Manual and Code of Ethics.

Board Committees

We have four board committees namely, the governance and nomination, audit, executive compensation and finance committees. Each committee has a board- approved written charter that provides for such Committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the board. See “Item 6. Directors, Senior Management and Employees –– Audit, Governance and Nomination, Executive Compensation and Finance Committees” for further details.

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

The public may obtain information on our Code of Ethics, Corporate Governance Guidelines and Charters of our Board Committees. We undertake to provide a copy, without charge, to any person requesting for such copy from our Chief Governance Officer, Rene G. Banez, with e-mail address rgbanez@pldt.com.ph or telephone number +632-816-8917. We also maintain a website at www.pldt.com.ph wherein reports filed by us and other information may be accessed.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services provided by our external auditors for the fiscal years ended December 31, 2004 and 2003:

	2004	2003
	(in millions)

Audit Fees	Php31	Php24
Tax Fees	–	5
All Other Fees	6	13
Total	Php37	Php42

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

Tax Services. This category includes tax compliance, tax advice and tax planning services performed by our independent auditors in respect of Smart in 2003.

All Other Fees. This category consists primarily of fees for consultation with respect to our IAS adoption in 2004, risk management review in respect of Smart’s information security infrastructure, due diligence review for certain projects and specialized trainings for IAS 39 – Financial Instruments in 2003.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

See Item 18 above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

1(a).	Articles of Incorporation and By-laws

1(b).	By-Laws (as amended January 25, 2005)

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
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal
Services Head and Corporate Secretary

Date: June 30, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Articles of Incorporation (incorporated by reference to PLDT's Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1(b)	By-Laws (as amended on January 25, 2005)

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

EXHIBIT 1(b)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By-Laws (as amended on January 25, 2005)

Adopted January

Amended April

Amended January

Amended April

Amended April

Amended July

Amended May

Amended January

Amended July

Amended January

Amended January

Amended June

Amended July

Amended April

Amended January

Amended March

Amended February

Amended February

Amended March

Amended February

Amended January

10, 26, 05, 16, 15, 26, 08, 27, 25, 10, 30, 25, 11, 18, 25, 29, 24, 29, 29, 26, 25,	1938 1939 1940 1947 1953 1955 1962 1964 1966 1968 1968 1968 1969 1979 1983 1983 1998 2000 2001 2003 2005

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

AMENDED BY - LAWS

ARTICLE I

OFFICE

* Section 1. The principal office of the corporation shall be in Metro Manila, Philippines.

(*Amended on June 25, 1968 and February 29, 2000)

ARTICLE II

MEETINGS

* Section 1. The annual meeting of the stockholders shall be held at the principal office of the corporation or at such other place designated by the Board of Directors in the city or municipality where the principal office of the corporation is located on the second Tuesday in June of each year, at 4 o’clock P.M. The Board of Directors may, for good cause, postpone the annual meeting of stockholders to a reasonable date.

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

(*Amended on July 26, 1955, February 24, 1998 and March 29, 2001)

* Section 2. Special meetings of the stockholders may be called at any time by the President or three (3) of the Directors or by any number of stockholders representing two-thirds (2/3) of the subscribed capital stock. Notice in writing of such meeting, stating the date, time and place thereof, and the purpose or purposes for which such meeting is called shall be given to each stockholder by the Secretary or Assistant Secretary or in case of his absence, inability, refusal or neglect to act, then by the President, Directors or stockholders calling the said meeting. Such notice may be delivered to the stockholders personally or enclosed in an envelope and addressed, with the postage thereon fully prepaid, to each stockholder at his or her last known place of residence or business and posted at a Post Office in the Philippines or the United States of America. Such delivery or mailing of notice must be made at least fifteen (15) business days before the date fixed for the meeting and the statement of service by such delivery or mailing shall be entered upon the minutes of meeting and the said minutes upon being read and approved at a subsequent meeting of the stockholders shall be conclusive on the question of service.

(*Amended on July 26, 1955, February 24, 1998 and March 29, 2001)

* Section 3. Every meeting of the stockholders shall be presided by the President or, in his absence, by a chairman to be chosen by the stockholders representing a majority of the shares of the corporation issued and outstanding and entitled to vote present or duly represented at said meeting. The Secretary or, in his absence, the Assistant Secretary, shall act as secretary of every meeting but if neither the Secretary nor the Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

(*New provision adopted on March 29, 2001)

* Section 4. A meeting of the Board of Directors shall be held promptly after the adjournment of the annual meeting of the stockholders; subsequent regular meetings shall be held monthly on the last Tuesday of each month at 9:30 A. M., at the office of the corporation in Metro Manila, Philippines or such other time and place in or outside the Philippines as the Board of Directors may from time to time determine. Special meetings may be called by the President whenever he may think proper, and he shall forthwith call such meetings whenever requested in writing to do so by any three (3) Directors. Such meetings shall be called for a date not later than seven (7) days from the date of such request. Notice in writing of every special meeting of the Board of Directors, stating the date and place thereof and the purpose or purposes for which the meeting is called, shall be given to each Director by the Secretary or Assistant Secretary, or in case of his absence, inability, refusal or neglect to act, by any person appointed for that purpose by the President or three (3) of the Directors. Such notice may be delivered to each Director personally, by telegraph, facsimile, e-mail, or other means of written or printed communication generally accepted and used by the business community as at present available or be made available through technical advances or innovations in the future, at least twenty-four (24) hours previous to the time fixed for the meeting, or may be given by enclosing a notice in an envelope, with the postage thereon fully prepaid, addressed to each Director at his last known place of residence or business and posted at least three (3) days before the date fixed for the meeting. Service of notice, by delivery, telegraph, facsimile, e-mail, or other means of written or printed communication generally accepted and used by the business community as at present available or be made available through technical advances or innovations in the future, shall be entered upon the minutes of the meeting, and said minutes, upon being read and approved at a subsequent meeting of the Board, shall be conclusive upon the question of service. Notice of regular meetings of the Board of Directors is hereby dispensed with.

(*Amended on January 5, 1940, May 8, 1962, January 30, 1968,

July 11, 1969, February 24, 1998, February 29, 2000 and March 29, 2001)

* Section 5. Every meeting of the Board of Directors shall be presided by the Chairman of the Board or, in his absence, the President, or in his absence, by any Director chosen by majority of the members of the Board present at such meeting at which there is a quorum. The Secretary or, in his absence, the Assistant Secretary, shall act as secretary of every meeting but if neither the Secretary nor the Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

(*New provision adopted on March 29, 2001)

* Section 6. If any regular meeting of stockholders or Board of Directors provided for herein shall fall on a legal holiday, then such meeting shall be held on the next succeeding business day at the same hour; but special meetings of the stockholders or Directors may be held upon a holiday with the same force and effect as if held upon a business day.

(*Amended on March 29, 2001)

* Section 7. Meetings of the stockholders shall be held at the principal office of the corporation or at such other place designated by the Board of Directors in the city or municipality where the principal office of the corporation is located. Meetings of the Board of Directors shall be held at the principal office of the corporation or at such other place in or outside the Philippines as the Board, from time to time, may determine.

(*Amended on May 8, 1962, July 11, 1969, February 29, 2000 and March 29, 2001)

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

* Section 1. At any meeting of the stockholders, persons representing, in person or by proxy, a majority of the shares of the corporation issued and outstanding and entitled to vote at the said meeting shall constitute a quorum for the transaction of any business, except as otherwise provided by law. In the absence of a quorum, the President or, in his absence, any person entitled to preside or act as secretary of the meeting shall have the power to adjourn the meeting from time to time until the requisite number of shares to constitute a quorum is present or represented. When a meeting of the stockholders is adjourned to another time or place, it shall not be necessary to give notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment was taken. At the reconvened meeting, any business may be transacted that could have been transacted on the original date of the meeting.

(*Amended on March 29, 1983 and March 29, 2001)

* Section 2. At any meeting of the stockholders at which there is quorum, all matters approved by the stockholders representing a majority of the issued and outstanding shares of the corporation entitled to vote present in person or by proxy at such meeting shall be valid as a corporate act, except for such matters which require the vote of the stockholders representing a higher percentage of the outstanding shares as prescribed by statute or these By-Laws.

(*New provision adopted on March 29, 2001)

* Section 3. Each stockholder is entitled to one vote for each share of stock held by him, where such stock has voting rights on the matter under consideration, and such stock may be represented by the holder thereof or by his attorney duly authorized by proxy executed in writing on forms prescribed by the Board of Directors which shall be furnished to a stockholder upon his request. Unless otherwise provided in the proxy, it shall be valid only for the meeting in respect of which such proxy was issued. Proxies must be filed with the Secretary, Assistant Secretary or transfer agent of the corporation at least two (2) days before the day of the meeting. Any proxy filed with the Secretary, Assistant Secretary or transfer agent of the corporation may be revoked by the stockholder concerned either in an instrument in writing duly presented to the Secretary, Assistant Secretary or transfer agent of the corporation at least two (2) days before the day of the meeting or by his personal presence at the meeting. The decision of the Secretary on the validity of proxies shall be final and binding until and unless set aside by a court of competent jurisdiction.

(*Amended on March 29, 1983, February 24, 1998 and March 29, 2001)

* Section 4. At every election of Directors, each holder of stock which has voting rights for the election of Directors is entitled to one vote for each share of such stock held by him for as many persons as there are Directors to be elected, or to cumulate said shares and give one (1) candidate as many votes as the number of Directors multiplied by the number of his share shall equal, or to distribute such votes on the same principle among as many candidates as he shall think fit.

(* Amended on March 29, 1983, February 24, 1998 and March 29, 2001)

* Section 5. The Board of Directors shall have the power to close the stock transfer books of the corporation for the following periods: (a) not exceeding sixty (60) days preceding the date of any meeting of stockholders or the date for the allotment of rights or the date when any change or conversion or exchange of capital stock shall go into effect or a date in connection with obtaining the consent of stockholders for any purpose; and (b) not exceeding forty five (45) days preceding the date of payment of any dividend; provided, however, that in lieu of closing the stock transfer books as aforesaid, the Board of Directors may fix in advance a date as follows: (a) not exceeding sixty (60) days preceding the date for any meeting of stockholders or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining such consent; and (b) not exceeding forty five (45) days preceding the date of payment of any dividend; as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, and any adjournment thereof, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, or entitled to receive payment of any such dividend, and in such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to such notice of, and to vote at, such meeting, and any adjournment thereof, or to receive such allotment of rights, or to exercise such rights, or to give such consent, or to receive payment of such dividend, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

(*Amended on July 26, 1955, February 24, 1998 and March 29, 2001)

* Section 6. At any meeting of the Board of Directors, a majority of the number of the Directors as specified in the Articles of Incorporation shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the Directors present may adjourn any meeting from time to time until a quorum be had. Notice of any adjourned meeting need not be given.

(*New provision adopted on March 29, 2001)

* Section 7. At any meeting of the Board of Directors at which there is a quorum, all matters approved by at least a majority of the Directors present at such meeting shall be valid as a corporate act, except for such matters which require the vote of majority of all the members of the Board as prescribed by statute or these By-Laws.

(*New Provision Adopted On March 29, 2001)

ARTICLE IV

CAPITAL STOCK

* Section 1. The certificate of stock shall be in such form and device as may be prescribed by the Board of Directors from time to time.

(*Amended on April 15, 1953)

* Section 2. The person, firm or corporation in whose name the stock stands on the books of the corporation, whether individually or as trustee, pledgee, or otherwise, may be recognized and treated by the corporation as the absolute owner of the stock, and the corporation shall in no event be obliged to deal with or to recognize the rights or interests of other persons in such stock or in any part thereof.

(*Amended on April 15, 1953)

* Section 3. Certificates shall be issued in the manner prescribed by law to each stockholder, showing the number of shares to which he is entitled; and said certificates, and the shares named therein shall be transferable only upon the books of the corporation by the shareholder named in the certificate, or his duly authorized attorney or representative. The Board of Directors shall appoint one or more registration agents of the corporation and no certificate for any share of stock shall be delivered to any stockholder until there is endorsed thereon a certificate of one of the registrars, showing such certificate to have been duly registered.

(*Amended on April 15, 1953)

* Section 4. No new certificates of any share shall be issued until the old certificate, representing the same, has been surrendered and cancelled; provided, however, that in case of lost, stolen or destroyed certificates of stock, the following procedure shall be followed for the issuance by the corporation of new certificates in lieu of those lost, stolen or destroyed:

(a) The registered owner of certificates of stock in this corporation or his legal representative shall file an affidavit, in triplicate, with this corporation setting forth, if possible, the circumstances as to how, when and where said certificates were lost, stolen or destroyed, the number of shares represented by each certificate and the serial number of the certificates. He shall submit such other information and evidence which he may deem necessary.

(b) After verifying the affidavit and other information and evidence with the books of this corporation, this corporation shall publish a notice, in a newspaper of general circulation in the Philippines published in the place where this corporation has its principal office, once a week for three (3) consecutive weeks, at the expense of the registered owner of the certificates of stock which have been lost, stolen or destroyed. The notice shall state the name of this corporation, the name of the registered owner and the serial number of said certificates, and the number of shares represented by each certificate, and that after the expiration of one (1) year from the date of the last publication, if no contest has been presented to this corporation regarding said certificates of stock, the right to make such contest shall be barred and this corporation shall cancel in its books the certificates of stock which have been lost, stolen or destroyed and issue in lieu thereof new certificates of stock, unless the registered owner files a bond or other security in lieu thereof as may be required running for a period of one (1) year for a sum and in such forms and with such sureties as may be satisfactory to the Board of Directors, in which case a new certificate may be issued even before the expiration of the one (1) year period provided herein: Provided, That if a contest has been presented to this corporation or if an action is pending in court regarding the ownership of said certificates of stock which have been lost, stolen or destroyed, the issuance of the new certificates of stock in lieu thereof shall be suspended until final decision by the court regarding the ownership of said certificates of stock.

(*Amended on April 15, 1953 and January 25, 2005)

* Section 5. Certificates of stock shall be signed by the President or Vice President and the Secretary or an Assistant Secretary of the corporation and sealed with the corporate seal; provided, however, that where any such certificate is signed by a transfer agent and by a registrar, the signatures of any such President, Vice President, Secretary or Assistant Secretary and the seal of the corporation upon such certificate may be facsimiles, engraved or printed. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the corporation, such certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the corporation. A transfer agent of the corporation may sign certificates of stock by facsimile signature provided the use thereof is permitted by the stock exchange on which the corporation’s stock is listed and by the corporation’s other transfer agents.

(*Amended on April 15, 1953, July 26, 1955 and July 11, 1969)

* Section 6. The corporation shall not issue any stock certificate evidencing, either singly, or with other shares, any fractional part of a share, or any undivided interest in any share.

(*Amended on April 15, 1953)

ARTICLE V

DIRECTORS

* Section 1. The Board of Directors shall consist of thirteen (13) members, each of whom must hold at least one (1) share of the stock of the corporation in his own name on the books of the corporation. Directors shall be elected from among the stockholders at their annual meeting or at any meeting held in lieu thereof for that purpose. Each Director shall hold office until the annual meeting of stockholders held next after his election and until his successor shall have been elected and qualified, except in case of death, resignation, disqualification or removal from office.

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

A Director or any person nominated for election to the Board of Directors must possess the following minimum qualifications as determined by the Nomination Committee or any other committee constituted by the Board of Directors that, by its charter as approved by the Board of Directors, is vested with the duties and responsibilities of a nomination committee:

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

(d)                final finding by the Philippine Securities and Exchange Commission (Commission) or a Philippine court or administrative body or other regulatory authority of competent jurisdiction of having willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the Securities Regulations Code, the Corporation Code or any other laws administered by the Commission or Bangko Sentral ng Pilipinas (BSP), or any rule, regulation or order of the Commission or BSP; and

(e) final finding by a foreign court or administrative body or other regulatory authority of competent jurisdiction of having committed the acts listed in the preceding clause (d) in violation of the applicable laws, rules or regulations of the relevant foreign jurisdiction.

Except as otherwise provided in the preceding paragraphs, the Nomination Committee or any other committee constituted by the Board of Directors that, by its charter as approved by the Board of Directors, is vested with the duties and responsibilities of a nomination committee shall have the power and authority to evaluate and decide whether any person nominated for election as a Director has all the qualifications and none of the disqualifications specified in the preceding paragraphs. The Nomination Committee or any other committee constituted by the Board of Directors that, by its charter as approved by the Board of Directors, is vested with the duties and responsibilities of a nomination committee shall also have the power and authority to determine such other criteria for qualification and disqualification of Directors or persons nominated for election to the Board of Directors, including grounds for temporary disqualification of Directors.

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

(*Amended on May 8, 1962, February 29, 2000 and March 29, 2001,

February 26, 2003 and January 25, 2005)

* Section 2. In case of any vacancy in the Board of Directors for any cause or reason whatsoever, other than removal by the stockholders or by expiration of the term of office, the vacancy may be filled by the vote of at least a majority of the remaining Directors then in office, if still constituting a quorum. A Director so elected to fill a vacancy shall hold office for the unexpired term of his predecessor in office. Any vacancy in the Board of Directors resulting from the removal of a director by the stockholders in the manner provided by law may be filled by election at the same meeting at which the removal took place or at any annual or special meeting of stockholders called for the purpose after giving notice as prescribed in these By-Laws.

(*Amended on May 8, 1962, January 10, 1968 and March 29, 2001)

* Section 3. The Board of Directors may create an Executive Committee to be composed of not less than three (3) members of the Board of Directors to be appointed by the Board of Directors. Such committee shall, except as may otherwise be provided by law, have and exercise all the powers of the Board of Directors during the intervals between the meetings of the full Board. Such committee may prescribe rules for its governance; its meetings may be held at such place within the Philippines as it may determine or authorize, and majority of the members of said committee at any meeting shall constitute a quorum. In addition to taking action at a meeting, the Executive Committee may validly act upon the written consent of a majority of its members. At each meeting of the Board of Directors, the acts and proceedings of the Executive Committee since the preceding meeting of the Board of Directors shall be submitted for such action thereon as the Board may deem proper.

(*Amended on May 8, 1962, January 10, 1968 and March 29, 2001)

Section 4. The corporation will not speculate in its own or constituent companies’ securities, or permit similar speculations by any of its constituent companies.

* Section 5. The Board of Directors may create committees and other bodies it may deem necessary or advisable in respect of the affairs of the corporation. The membership, powers, duties, functions and responsibilities of such committees and bodies shall be prescribed by the Board of Directors. The members of such committees and bodies shall be appointed by the Board of Directors for a term co-terminus with that of the Board of Directors that appoints them unless sooner terminated or removed.

(*New provision effective February 24, 1998)

ARTICLE VI

OFFICERS

* Section 1. The officers of the corporation shall be a President, a Senior Executive Vice President, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more First Vice Presidents, one or more Vice Presidents, a Treasurer, one or more Assistant Treasurers, a Secretary, one or more Assistant Secretaries, a Controller, and one or more Assistant Controllers, all of whom shall be elected by the Board of Directors.

Immediately after the election of the Directors at the annual or special meeting called for such purpose, the Board of Directors shall elect the officers of the corporation. The Board may also, in its discretion, elect a Chairman of the Board. Any two (2) or more positions may be held concurrently by the same person, except that no one shall act as Chairman or President and Treasurer or Secretary at the same time.

(*Amended on May 8, 1962, January 27, 1964, July 25, 1966,

April 18, 1979, January 25, 1983, March 29, 2001 and January 25, 2005)

Section 2. The Board of Directors may appoint or elect such other officers as it shall deem advisable, who shall, respectively, have such authority and perform such duties as may be prescribed from time to time by the Board of Directors.

* Section 3. The term of office of all officers shall be co-terminus with that of the Board of Directors that elects or appoints them except in case of death, resignation, disqualification or removal from office.

(*New provision adopted on March 29, 2001)

* Section 4. If any of the officers becomes vacant by reason of death, resignation, failure to qualify, disqualification, removal from office or for any other cause, the Board of Directors may elect a successor who shall hold office for the unexpired term of his predecessor in office.

(*New provision adopted on March 29, 2001)

ARTICLE VII

CHAIRMAN OF THE BOARD, PRESIDENT, SENIOR EXECUTIVE VICE PRESIDENT, EXECUTIVE VICE PRESIDENTS, SENIOR VICE PRESIDENTS, FIRST VICE PRESIDENTS, AND VICE PRESIDENTS

* Section 1. Chairman of the Board. The Chairman of the Board (if there be one) shall preside at all meetings of the Board of Directors. He shall also exercise such powers and perform such duties as the Board of Directors may assign to him.

(*Amended on April 26, 1939, April 16, 1947 and March 29, 2001)

* Section 2. President. The President, who must be a director, shall be the chief executive officer of the corporation. He shall have general care, supervision and management of the business and affairs of the corporation, subject to the control of the Board of Directors. He shall exercise such functions and perform all duties incident to the office of the President and such other duties as may, from time to time, be assigned to him by the Board or as prescribed in these By-Laws. He shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the Board to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall preside at all the meetings of the stockholders and, in the absence of the Chairman of the Board, preside at the meetings of the Board of Directors.

(*Amended on April 26, 1939, April 16, 1947, April 15, 1953 and March 29, 2001)

* Section 3. The Senior Executive Vice President, Executive Vice Presidents, Senior Vice Presidents, First Vice Presidents, and Vice Presidents. In the case of absence or disability of the President, the Senior Executive Vice President shall act as President and in case of his absence or disability, the Board shall designate any of the Executive Vice Presidents to act as President, and perform the duties and exercise the powers of the President. The Senior Executive Vice President, Executive Vice Presidents, Senior Vice Presidents, First Vice Presidents and Vice Presidents shall perform such duties as the Board shall, from time to time, prescribe.

(*Amended on April 26, 1969, January 27, 1964,

April 18, 1979 and January 25, 1983)

ARTICLE VIII

SECRETARY AND ASSISTANT SECRETARY

* Section 1. The Secretary shall make full and faithful record of the proceedings of all meetings of the stockholders, Board of Directors and Executive Committee in books to be kept for that purpose. He shall give or cause to be given all necessary notice of and materials for all meetings, have custody of the corporate seal and affix it when authorized, preserve and keep all material contracts, papers and documents, and keep or cause to be kept a list of all stockholders. The Secretary shall act as inspector at the election of Directors and, as such, determine the number of shares of stock outstanding and entitled to vote, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and receive votes, ballots and consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots, consents, determine the results and do such acts as are proper to conduct the election or vote. The Secretary may assign the exercise or performance of any or all of the foregoing duties, powers and functions to any other person or persons, subject always to his supervision and control. The Secretary shall generally perform such services and duties as are incident to his office and as the Board of Directors or the President may from time to time prescribe or assign to him.

(*Amended on March 29, 2001)

* Section 2. In the absence or disability of the Secretary, the Assistant Secretary shall act in his place and perform his duties. The Assistant Secretary shall also perform such other duties as may, from time to time, be delegated to him by the Secretary and as the Board of Directors or the President may prescribe or assign to him.

(*New provision adopted on March 29, 2001)

ARTICLE IX

TREASURER AND ASSISTANT TREASURER

* Section 1. The Treasurer shall be the chief fiscal officer of the corporation. He shall discharge such duties and have such powers as the Board of Directors or the President may prescribe or assign to him.

(*Amended on March 29, 2001)

* Section 2. In the absence or disability of the Treasurer, the Assistant Treasurer shall act in his place and perform his duties. The Assistant Treasurer shall also perform such other duties as may from time to time be delegated to him by the Treasurer and as the Board of Directors or the President may prescribe or assign to him.

(*New provision adopted on March 29, 2001)

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

(*New provision adopted on March 29, 2001)

ARTICLE XI

INDEPENDENT AUDITOR

* Section 1. The Audit Committee constituted by the Board of Directors shall select and recommend the Independent Auditor for appointment by the Board of Directors. The Audit Committee shall also have the authority to recommend the removal of the Independent Auditor by the Board of Directors. In case of resignation or removal of the Independent Auditor, the Audit Committee shall, as soon as practicable, select and recommend a replacement for appointment by the Board of Directors.

(*New provision adopted on February 26, 2003)

* Section 2. The Independent Auditor selected and recommended by the Audit Committee pursuant to Section 1 of this Article shall be appointed by the Board of Directors at their regular meeting immediately following the annual meeting of the stockholders of the corporation. In case of resignation or removal of the Independent Auditor, the new Independent Auditor selected and recommended by the Audit Committee shall be appointed by the Board of Directors at any regular or special meeting.

(*Amended on May 8, 1962, March 29, 2001 and February 26, 2003)

*ARTICLE XII

BANKING AND CONTRACTS

* Section 1. All moneys belonging to the corporation shall be deposited in such bank or banks as may be, from time to time, designated by the Board of Directors and shall be withdrawn only on checks of the corporation signed by such officer/officers of the corporation or by such person/persons as may be, from time to time, designated by the Board of Directors. Promissory notes, bills of exchange, trade acceptances, drafts and other negotiable instruments shall be signed and/or drawn in the name of the corporation by such officer/officers of the corporation or such person/persons as may be, from time to time, designated by the Board of Directors.

(*Amended on January 25, 2005)

* Section 2. All contracts, instruments or documents pertaining to transactions or corporate actions authorized by the Board of Directors shall be signed in the name of the corporation by such officer/officers of the corporation or by such person/persons as may be, from time to time, designated by the Board of Directors. In the absence of any specific designation by the Board of Directors, such contracts, instruments or documents shall be signed in the name of the corporation by the President, or by any officer/officers or executive/executives of the corporation or any person/persons duly authorized by the President. Contracts, instruments or documents to be entered into in the ordinary course of business of the corporation which do not require the approval of the Board of Directors may be signed by the President or by any officer/officers or executive/executives of the corporation or any person/persons duly designated by the President, or by such officer/officers or executive/executives of the corporation or any person/persons duly authorized for such purpose under administrative orders approved by the President and in effect at the relevant time.

(*Amended on March 29, 2001 and January 25, 2005)

* ARTICLE XIII

FISCAL YEAR

Section 1. The fiscal year in the business of the corporation shall be the calendar year, extending from January first to December thirty-first inclusive, in each year.

* Section 2. The corporation shall submit to the stockholders at least fifteen (15) business days prior to the annual meeting, a financial report of the operations of the corporation for the preceding year, which shall include financial statements, duly signed and certified by the corporation’s Independent Auditor.

(*Amended on February 24, 1998, March 29, 2001, July 16, 2002 and January 25, 2005)

*ARTICLE XIV

SEAL

Section 1. The corporate seal of this corporation shall bear upon its face, in a circle, the words “PHILIPPINE LONG DISTANCE TELEPHONE COMPANY”, and within the circle a desk telephone instrument and the words and figures, “INCORPORATED 1928”.

(*Amended on March 29, 2001)

*ARTICLE XV

AMENDMENTS

* Section 1. The owners of the majority of the subscribed capital stock may, at a regular or special meeting duly called for the purpose, amend or repeal these By-Laws, or adopt new By-laws. The owners of two-thirds of the subscribed capital stock may delegate to the Board of Directors the power to amend or repeal these By-Laws or to adopt new By-Laws; provided, however, that any such power so delegated to the Board of Directors shall be considered as revoked whenever a majority of the stockholders shall so vote at a regular or special meeting called for the purpose.

(* Amended on April 15, 1953)

* Section 2. All By-Laws and amendments thereto adopted shall be certified by a majority of the Directors and by the Secretary or Assistant Secretary, and entered in the book of By-Laws. Whenever any amendment or new By-Law is adopted, it shall be entered in the book of By-Laws with the original By-Laws. If any By-Law is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted, or written assent was filed, shall be stated in said book.

(*Amended on March 29, 2001)

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

|

EXHIBIT 6

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Computation of Operating Income and Earnings Per Share

For the years 2000 through 2004

	2004	2004(1)	2003	2002	2001	2000
	(in millions, except net operating income (loss) per common share)
1. Operating income (loss) per share
Basic
Operating income (loss)	Php48,539	US$862	Php33,379	Php12,029	(Php7,994)	Php10,524
Deduct: Dividends on preferred stock	1,764	31	1,739	1,645	1,503	1,249
Accretion of redemption value of preferred stock subject to mandatory conversion	1,503	27	1,309	1,004	542	–
Operating income (loss) applicable to common shareholders	Php45,272	US$804	Php30,331	Php9,380	(Php10,039)	Php9,275
Diluted
Operating income (loss)	Php48,539	US$862	Php33,379	Php12,029	(Php7,994)	Php10,524
Deduct: Dividends on preferred stock	49	1	49	1,036	1,503	1,249
Accretion of redemption value of preferred stock subject to mandatory conversion	–	–	1,309	1,004	542	–
Operating income (loss) applicable to common shareholders	Php48,490	US$861	Php32,021	Php9,989	(Php10,039)	Php9,275
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	169,476		169,361	168,895	168,498	121,173
Effect of issuance of common shares during the year	252		52	200	162	36,504
	169,728		169,413	169,095	168,660	157,677
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	169,476		169,361	168,895	168,498	121,173
Effect of issuance of common shares during the year	252		52	200	162	36,504
Weighted average number of shares under ESOP during the year(3)	155		–	–	–	–
Common share equivalent of preferred shares deemed dilutive	22,381		24,222	22,160	–	–
	192,264		193,635	191,255	168,660	157,677

Operating income (loss) per share
Basic	Php266.73	US$4.73	Php179.04	Php55.47	(Php59.52)	Php58.82
Diluted	252.20	4.48	165.37	52.23	(59.52)	58.82

	(in millions, except earnings per common share)
2. Earnings per share(2)
Basic
Net income (loss) before cumulative effect of change in accounting policy	Php28,101	US$499	Php11,045	(Php6,158)	(Php27,782)	(Php29,258)
Deduct: Dividends on preferred stock	1,764	31	1,739	1,645	1,503	1,249
Accretion to redemption value of preferred stock subject to mandatory conversion	1,503	27	1,309	1,004	542	–
Net income (loss) attributable to common shareholders	Php24,834	US$441	Php7,997	(Php8,807)	(Php29,827)	(Php30,507)
Diluted
Net income (loss) before cumulative effect of change in accounting policy	Php28,101	US$499	Php11,045	(Php6,158)	(Php27,782)	(Php29,258)
Deduct: Dividends on preferred stock	285	5	1,485	1,645	1,503	1,249
Accretion to redemption value of preferred stock subject to mandatory conversion	1,503	27	1,309	1,004	542	–
Net income (loss) applicable to common shareholders	Php26,313	US$467	Php8,251	(Php8,807)	(Php29,827)	(Php30,507)
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	169,476		169,361	168,895	168,498	121,173
Effect of issuance of common shares during the year	252		52	200	162	36,504
	169,728		169,413	169,095	168,660	157,677
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	169,476		169,361	168,895	168,498	121,173
Effect of issuance of common shares during the year	252		52	200	162	36,504
Weighted average number of shares under ESOP during the year(3)	155		–	–	–	–
Common share equivalent of preferred shares deemed dilutive:	11,213		11,069	–	–	–
	181,096		180,482	169,095	168,660	157,677
Earnings per share(2)
Basic	Php146.32	US$2.60	Php47.20	(Php52.08)	(Php176.85)	(Php193.48)
Diluted	145.30	2.58	45.72	(52.08)	(176.85)	(193.48)

(1) The PLDT Group maintains its accounts in Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2004 has been translated into U.S. dollars at the exchange rate of Php56.341 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2004.

(2) Our convertible preferred stocks were deemed anti-dilutive for the years ended December 31, 2002, 2001 and 2000. Since the amount of preferred dividends over the equivalent number of common stocks were greater than the basic earnings per share, the amounts reported for the years ended December 31, 2002, 2001 and 2000 basic and diluted earnings per common share were the same.

(3) The dilutive effect of the outstanding options is reflected as additional share dilution in the computation of earnings per common share, see Note 20 – Earnings per Common Share.

EXHIBIT 7

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Calculation of Ratio of Earnings to Fixed Charges

For the years 2000 through 2004

	2004	2004(1)	2003	2002	2001	2000
	(in millions, except ratio of earnings (loss) to fixed charges)

Earnings (a)	Php49,155	US$872	Php24,168	Php11,320	(Php13,117)	(Php19,664)
Fixed charges – (b)
Fixed charges excluding amortization of capitalized interest	Php12,805	US$227	Php12,747	Php14,177	Php15,839	Php14,154
Capitalized interest, net of amortization	(915)	(16)	(714)	(394)	1,170	1,691
	Php11,890	US$211	Php12,033	Php13,783	Php17,009	Php15,845
Ratio (a/b) (2)	4.1	4.1	2.0	–	–	–

_____________

(1)     PLDT maintains its accounts in Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2004 has been translated into U.S. dollars at the exchange rate of Php56.341 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2004.

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

Due to PLDT’s net losses in 2002, 2001 and 2000, the coverage ratio on a consolidated basis was less than 1.0x in all of these three years. In order to achieve a coverage ratio of 1.0x, we would have had to generate additional consolidated earnings of Php2,463 million, Php30,126 million and Php35,509 million for the three years ended December 31, 2002, 2001 and 2000, respectively.

EXHIBIT 8

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Principal Activity	Percentage of Ownership (As at December 31, 2004)

Wireless
Smart Communications, Inc. and subsidiaries	Philippines	Cellular mobile services	100.0

Pilipino Telephone Corporation and subsidiaries	Philippines	Cellular mobile services and telecommunications services	92.1

Telesat, Inc.	Philippines	Satellite communications services	94.4

ACeS Philippines Cellular Satellite Corporation	Philippines	Satellite phone services	100.0

Mabuhay Satellite Corporation (formerly Mabuhay Phiilippines Satellite Corporation)	Philippines	Satellite communications services	67.0

Fixed Line
PLDT Clark Telecom, Inc.	Philippines	Telecommunications services	100.0

Subic Telecommunications Company, Inc.	Philippines	Telecommunications services	100.0

Smart-NTT Multimedia, Inc.	Philippines	Data and network services	100.0

PLDT Global and subsidiaries	British Virgin Islands	Telecommunications services	100.0

PLDT-Maratel, Inc. (formerly Maranao Telephone Company, Inc.)	Philippines	Telecommunications services	97.5

Bonifacio Communications Corporation	Philippines	Telecommunications, infrastructure and related value-added services	75.0

Information and Communications Technology
ePLDT, Inc. and subsidiaries	Philippines	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0

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

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report;

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

b)       [Omitted pursuant to the guidance of Release No. 33-8238 (June 5, 2003), Release No. 33-8392 (February 24, 2004) and Release No. 33-8545 (March 2, 2005)];

c)       Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as at the end of the period covered by this report based on such evaluation; and

d)       Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.        The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date: June 30, 2005

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

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report;

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

b) [Omitted pursuant to the guidance of Release No. 33-8238 (June 5, 2003), Release No.33-8392 (February 24, 2004) and Release No. 33-8545 (March 2, 2005)];

c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as at the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.        The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date: June 30, 2005

/s/ Anabelle L. Chua
Anabelle L. Chua Senior Vice President and Treasurer (Principal Financial Officer)

Exhibit 13.1

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, I, Napoleon L. Nazareno, President and Chief Executive Officer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.

Date: June 30, 2005

/s/ Napoleon L. Nazareno
Napoleon L. Nazareno President and Chief Executive Officer
(Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 13.2

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, I, Anabelle L. Chua, Senior Vice President and Treasurer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.

Date: June 30, 2005

/s/ Anabelle L. Chua
Anabelle L. Chua Senior Vice President and Treasurer
(Principal Financial Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders of

Philippine Long Distance Telephone Company

We have audited the accompanying consolidated balance sheets of Philippine Long Distance Telephone Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Philippine Long Distance Telephone Company and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with United States generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations in 2003, and goodwill and other intangible assets in 2002.

/s/ SyCip Gorres Velayo & Co.

SYCIP GORRES VELAYO & CO.

Makati City, Philippines

June 24, 2005

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(in millions of pesos, except par value amounts)

	2004	2003
ASSETS
Current Assets
Cash and cash equivalents (Notes 4 and 23)	27,321	19,372
Short-term investments (Note 23)	3,873	1,661
Trade and other receivables - net (Notes 5 and 23)	10,404	17,087
Inventories and supplies - net (Note 6)	2,140	2,676
Deferred income tax assets - net (Note 19)	11,111	7,932
Derivative assets (Note 23)	335	262
Prepaid expenses	1,229	821
Other current assets	1,511	557
Total Current Assets	57,924	50,368
Noncurrent Assets
Property, plant and equipment - net (Note 7)	186,093	190,217
Investments - net (Note 8)	294	1,448
Investments-available-for-sale (Note 23)	104	118
Goodwill and other intangible assets - net (Note 9)	16,561	15,464
Deferred income tax assets - net (Note 19)	8,916	12,780
Derivative assets (Note 23)	4,116	1,361
Other noncurrent assets - net (Note 10)	5,631	4,608
Total Noncurrent Assets	221,715	225,996
	279,639	276,364
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable (Note 23)	7,029	5,977
Accrued expenses and other current liabilities (Notes 11, 16 and 23) (Due to related parties amounted to Php3,270 and Php2,260 as at December 31, 2004 and 2003, respectively)	16,574	13,513
Unearned revenues	3,820	4,116
Derivative liabilities (Note 23)	473	91
Current portion of interest-bearing financial liabilities (Notes 7, 12, 21 and 23)	28,503	26,238
Dividends payable (Notes 20 and 23)	652	577
Income tax payable	1,976	840
Total Current Liabilities	59,027	51,352
Noncurrent Liabilities
Interest-bearing financial liabilities - net of current portion (Notes 7, 12, 21 and 23)	131,978	161,193
Derivative liabilities (Note 23)	6,930	3,737
Pension and other benefits (Note 17)	2,640	3,585
Customers’ deposits	2,174	2,177
Remaining excess of debt forgiven over value of consideration given - net (Notes 12 and 14)	5,834	8,784
Deferred credits and other noncurrent liabilities (Notes 13, 21 and 23)	7,160	5,805
Total Noncurrent Liabilities	156,716	185,281
Minority Interest in Consolidated Subsidiaries	861	1,665
Preferred Stock Subject to Mandatory Redemption (Notes 14 and 23)	14,956	13,321
Stockholders’ Equity (Notes 15 and 20)
Preferred stock, Php10 par value, authorized 822,500,000 shares:
Series A to EE (issued and outstanding 409,065,857 shares as at December 31, 2004 and 409,876,226 shares as at December 31, 2003)	4,091	4,099
Series III (issued and outstanding 4,616,200 shares as at December 31, 2004 and 2003)	46	46
Series IV (issued and outstanding 36,000,000 shares as at December 31, 2004 and 2003)	360	360
Common stock, Php5 par value, authorized 234,000,000 shares; issued and outstanding 170,213,722 shares as at December 31, 2004 and 169,476,120 shares as at December 31, 2003	851	847
Capital in excess of par value	75,396	74,520
Accumulated deficit	(33,197)	(58,031)
Accumulated other comprehensive income (Note 23)	532	2,904
Total Stockholders’ Equity	48,079	24,745
	279,639	276,364

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(in millions of pesos, except per share amounts)

	2004	2003	2002
OPERATING REVENUES (Notes 17, 18 and 24)
Service revenues	114,952	100,486	81,686
Non-service revenues	6,269	10,714	12,145
	121,221	111,200	93,831
OPERATING EXPENSES (Note 18)
Depreciation and amortization (Notes 7 and 24)	20,098	21,812	17,566
Compensation and benefits (Notes 17 and 18)	12,026	13,304	10,893
Cost of cellular handsets and SIM-packs sold	10,599	15,790	17,232
Selling and promotions (Note 16) (Total transactions with related parties amounted to Php32, Php26 and Php14 in 2004, 2003 and 2002, respectively)	5,708	4,399	3,603
Maintenance (Note 16) (Total transactions with related parties amounted to Php111, Php68 and Php65 in 2004, 2003 and 2002, respectively)	5,671	4,931	3,856
Provision for doubtful accounts (Notes 5 and 24)	3,948	4,092	4,160
Rent (Note 16) (Total transactions with related parties amounted to Php6, Php7 and Php3 in 2004, 2003 and 2002, respectively)	2,160	2,166	3,106
Professional and other service fees (Note 16) (Total transactions with related parties amounted to Php694, Php616 and Php636 in 2004, 2003 and 2002, respectively)	2,123	1,714	2,304
Taxes and licenses (Note 22)	2,055	2,147	980
Insurance and securities (Note 16) (Total transactions with related parties amounted to Php534, Php581 and Php367 in 2004, 2003 and 2002, respectively)	1,644	1,528	1,354
Asset impairment (Notes 7, 8, 18 and 24)	1,412	675	13,279
Cost of satellite air time (All are transactions with related parties) (Notes 16 and 21) (Total transactions with related parties amounted to Php1,299, Php1,919 and Php50 in 2004, 2003 and 2002, respectively)	1,299	1,919	50
Provision for inventory obsolescence (Notes 6 and 24)	577	251	476
Amortization of intangible assets (Note 9)	93	766	766
Other operating expenses	3,269	2,327	2,177
	72,682	77,821	81,802
OPERATING INCOME	48,539	33,379	12,029
FINANCING COSTS (Notes 18 and 24)	(17,097)	(24,783)	(18,351)
INTEREST INCOME (Note 24)	942	513	473
EQUITY IN NET LOSSES OF ASSOCIATES	(74)	(88)	(142)
OTHER INCOME - Net (Note 18)	2,530	799	1,397
INCOME (LOSS) BEFORE INCOME TAX, CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY AND MINORITY INTEREST IN NET (INCOME) LOSS OF CONSOLIDATED SUBSIDIARIES	34,840	9,820	(4,594)
BENEFIT FROM (PROVISION FOR) INCOME TAX (Notes 19 and 24)	(6,826)	1,400	(1,438)
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY AND MINORITY INTEREST IN NET INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	28,014	11,220	(6,032)
CUMULATIVE EFFECT ON PRIOR YEARS (UP TO DECEMBER 31, 2002) OF ADOPTING SFAS 143, “ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS” - Net of tax effect (Note 3)	–	(61)	–
INCOME (LOSS) BEFORE MINORITY INTEREST IN NET LOSS (INCOME) OF CONSOLIDATED SUBSIDIARIES	28,014	11,159	(6,032)
MINORITY INTEREST IN NET LOSS (INCOME) OF CONSOLIDATED SUBSIDIARIES	87	(114)	(126)
NET INCOME (LOSS)	28,101	11,045	(6,158)
DIVIDENDS AND ACCRETION OF PREFERRED STOCK	(3,267)	(3,048)	(2,649)
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS (Note 20)	24,834	7,997	(8,807)
Earnings Per Common Share (Note 20)
Basic earnings per common share before cumulative effect of change in accounting policy	146.32	47.56	(52.08)
Cumulative effect of change in accounting policy	–	(0.36)	–
Basic earnings per common share	146.32	47.20	(52.08)
Diluted earnings per common share before cumulative effect of change in accounting policy	145.30	46.06	(52.08)
Cumulative effect of change in accounting policy	–	(0.34)	–
Diluted earnings per common share	145.30	45.72	(52.08)

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(in millions of pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balances as at January 1, 2002	4,129	845	73,961	(57,171)	2,708	24,472
Comprehensive loss:
Net loss for the year	–	–	–	(6,158)	–	(6,158)
Translation gains	–	–	–	–	76	76
Net comprehensive loss	–	–	–	(6,158)	76	(6,082)
Cash dividends (Note 20)	–	–	–	(1,683)	–	(1,683)
Accretion to redemption value of preferred stock subject to mandatory redemption (Note 20)	–	–	–	(1,004)	–	(1,004)
Partial redemption of Series IV Preferred Stock (Note 14)	(72)	–	–	–	–	(72)
Issuance of capital stock (Note 15)	417	2	363	–	–	782
Balances as at December 31, 2002	4,474	847	74,324	(66,016)	2,784	16,413
Comprehensive income:
Net income for the year	–	–	–	11,045	–	11,045
Translation gains	–	–	–	–	120	120
Net comprehensive income	–	–	–	11,045	120	11,165
Cash dividends (Note 20)	–	–	–	(1,751)	–	(1,751)
Accretion to redemption value of preferred stock subject to mandatory redemption (Note 20)	–	–	–	(1,309)	–	(1,309)
Issuance of capital stock (Note 15)	31	–	196	–	–	227
Balances as at December 31, 2003	4,505	847	74,520	(58,031)	2,904	24,745
Comprehensive income:
Net income for the year	–	–	–	28,101	–	28,101
Translation loss	–	–	–	–	(2,168)	(2,168)
Net loss on available-for-sale financial assets	–	–	–	–	(5)	(5)
Others	–	–	–	–	(199)	(199)
Net comprehensive income	–	–	–	28,101	(2,372)	25,729
Cash dividends (Note 20)	–	–	–	(1,764)	–	(1,764)
Accretion to redemption value of preferred stock subject to mandatory redemption (Note 20)	–	–	–	(1,503)	–	(1,503)
Issuance of capital stock (Note 15)	(8)	4	876	–	–	872
Balances as at December 31, 2004	4,497	851	75,396	(33,197)	532	48,079

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(in millions of pesos)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	28,101	11,045	(6,158)
Adjustments to reconcile net income (loss) from operations to net cash provided by operating activities:
Depreciation and amortization	20,098	21,812	17,566
Provision for doubtful accounts (Note 5)	3,948	4,092	4,160
Unrealized foreign exchange losses	2,882	11,527	5,301
Asset impairment charges (Notes 7, 8 and 18)	1,412	675	13,279
Accretion on financial liabilities (Note 18)	1,185	729	643
Loss (gain) on derivative instruments	617	1,616	(522)
Provision for inventory obsolescence (Notes 6 and 24)	577	251	476
Loss (gain) on disposal of property and equipment	155	(463)	(87)
Amortization of intangible assets (Note 9)	93	766	766
Equity in net losses of associates	74	88	142
Minority interest in net income (loss) of consolidated subsidiaries	(87)	114	126
Provision for (benefit from) deferred income tax (Note 19)	(531)	(3,731)	849
Gain on debt exchange and debt restructuring transactions (Note 18)	(2,816)	–	–
Others	485	(1,345)	142
Operating cash flows before working capital changes	56,193	47,176	36,683
Changes in assets and liabilities, net of effect from purchase of subsidiaries:
Decrease (increase) in:
Trade and other receivables	2,305	(4,364)	4,005
Inventories and supplies	(9)	1,576	353
Prepaid expenses and other current assets	(1,279)	306	(186)
Increase (decrease) in:
Accounts payable	1,848	(3,231)	(2,507)
Accrued expenses and other current liabilities	2,844	3,215	1,558
Unearned revenues on sale of prepaid cards	(343)	787	2
Income tax payable	2,367	(280)	627
Deferred credits and other noncurrent liabilities	(1,066)	(2,603)	(813)
Net cash provided by operating activities	62,860	42,582	39,722
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(19,268)	(17,943)	(17,239)
Proceeds from disposal of property and equipment	112	226	252
Payments for purchase of investments, net of cash acquired	(1,276)	(197)	–
Cash disbursements for lease deposits and other noncurrent assets	(1,834)	(404)	(210)
Increase in short-term investments	(2,212)	(1,661)	–
Investments in debt securities	(286)	–	–
Cash of disposed subsidiary	–	(93)	–
Proceeds from disposal of investments	–	51	30
Net cash used in investing activities	(24,764)	(20,021)	(17,167)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments of long-term borrowings	(41,697)	(31,548)	(43,870)
Proceeds from long-term borrowings	15,187	17,507	36,011
Repayments of notes payable	(2,412)	(1,698)	(13,600)
Dividends paid	(1,692)	(1,603)	(1,582)
Proceeds from notes payable	457	3,135	7,872
Proceeds from issuance of capital stock	281	94	464
Increase (decrease) in capital lease liabilities	(134)	98	29
Debt issuance costs paid	(68)	(120)	(1,206)
Redemption of preferred stock	–	–	(72)
Net cash used in financing activities	(30,078)	(14,135)	(15,954)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(69)	(28)	97
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,949	8,398	6,698
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	19,372	10,974	4,276
CASH AND CASH EQUIVALENTS AT END OF YEAR	27,321	19,372	10,974

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common United States ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is limited through 2028. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company which at that time was the second largest telephone company in the Philippines. During 1998, First Pacific through its Philippine and other affiliates, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications, through NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued common capital stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Archipelago Exchange in the United States of America. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. JP Morgan Chase Bank has been appointed as successor depositary for PLDT’s ADR facility effective February 10, 2003. The ADSs are listed and traded on the New York Stock Exchange, or NYSE, and the Archipelago Exchange in the United States.

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

PLDT has three employee unions. The three unions are in aggregate composed of 9,472 members as at December 31, 2004. The union members represent 42% of the employees of the PLDT Group on a consolidated basis as at December 31, 2004.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.         Basis of Consolidated Financial Statements Preparation

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

		Percentage of Ownership
Name of Subsidiary/Investee	Principal Activity	2004	2003	2002
Wireless
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0	100.0
Pilipino Telephone Corporation, or Piltel, and subsidiaries	Cellular mobile and telecommunications services	92.1	45.3	45.3
Telesat, Inc., or Telesat	Satellite communications services	94.4	94.4	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	100.0	100.0	100.0
Mabuhay Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0	67.0	67.0
Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0	100.0	100.0
Smart-NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0	100.0
PLDT Global Corporation, or PLDT Global, and subsidiaries	Telecommunications services	100.0	100.0	100.0
PLDT-Maratel, Inc., or Maratel	Telecommunications services	97.5	97.5	97.5
Bonifacio Communications Corporation, or BCC	Telecommunications, infrastructure and related value-added services	75.0	75.0	37.5
Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0	100.0

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or significant influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. Investments in businesses which we do not control, but we have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for using the cost method. Equity and cost method investments are included in the “Investments” account in our consolidated balance sheets.

Our consolidated financial statements are prepared using uniform accounting policies for like transactions and events with similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in Wolfpac Communications, Inc., or Wolfpac, Meridian Telekoms, Inc., or Meridian, Telesat, Mabuhay Satellite, Maratel, BCC, Digipar Thailand Ltd., netGames, Inc., or netGames, and Infocom Technologies, Inc. not held by the PLDT Group.

Changes in Piltel’s Shareholding

To integrate the PLDT Group’s wireless holdings, on July 2, 2004, Smart entered into a sale and purchase agreement with PLDT to acquire PLDT’s 59.3 million shares of Piltel Series K Class I Convertible Preferred Stock for a purchase price of Php2,066 million. The payment was settled through an offset of amounts owed to Smart by PLDT arising from interconnection charges. On July 9, 2004 and December 28, 2004, Smart converted a total of 4.8 million and 54.5 million shares, respectively, of Piltel Series K Class I Convertible Preferred Stock into 10,080 million shares of common stock of Piltel, equivalent to 85.6% of the resulting total outstanding shares of common stock after such conversion. On April 25, 2005, PLDT and Smart entered into a subscription and assignment agreement covering the transfer and assignment to Smart of 767 million shares of Piltel common stock owned by PLDT. As a result, Smart now owns 92.1% of the total outstanding common stock of Piltel, thereby consolidating the PLDT Group’s wireless business under Smart. Transactions of entities under common control were accounted for at historical cost.

ePLDT investments in ePLDT Ventus, Inc., or Ventus and netGames

In the second half of 2004, ePLDT made investments in Ventus and netGames, which are newly incorporated companies.

Ventus is a wholly-owned call center subsidiary of ePLDT which was incorporated and registered with the Philippine Securities and Exchange Commission, or SEC, on October 5, 2004. ePLDT subscribed to 70 million shares at a total par value of Php70 million. Ventus has a 400-seat call center facility located in Iloilo province and commenced full commercial operations in March 2005. We currently expect that Ventus will be expanding in Metro Manila with a 678-seat call center facility to accommodate current and new client requirements. This facility is expected to be completed by November 2005.

ePLDT owns 60% of netGames, a publisher for Massively Multi-player Online Game in the Philippines. netGames is the Philippine licensee of Khan Online, the country’s first full 3D online game. netGames was incorporated on June 21, 2004 and commenced full commercial operations in February 2005.

Acquisition of Meridian

On July 5, 2004, Smart entered into a sale and purchase agreement, as amended and supplemented on August 11, 2004, to acquire 100% of Meridian, a company primarily engaged in providing wireless broadband and data services to small and medium-scale enterprises in the Philippines, for a total consideration of US$45 million. Payments of US$11 million and US$7 million for an equity interest of 40% in Meridian were made in 2004 and payments of US$4 million for an additional equity interest of 9% in Meridian was made in January 2005. The balance of US$23 million is payable on or before December 31, 2005 in respect of the remaining 51% equity interest in Meridian. The acquisition aims to strengthen Smart’s position in the wireless data segment and is in line with Smart’s overall strategy of providing the widest range of innovative wireless services. As at December 31, 2004, the net cash outflow on acquisition was Php1,051 million, representing cash payments of Php1,004 million, cash acquired from Meridian of Php4 million and cost directly related to business combination of Php51 million. See Note 9 – Goodwill and Other Intangible Assets for further discussion.

Acquisition of Wolfpac

On October 31, 2003, Smart acquired an 80% interest in Wolfpac for a total consideration of Php180 million, of which Php90 million was paid in 2003 and the balance was paid in April 2004. Prior to the acquisition, Wolfpac was one of Smart’s leading content providers. The acquisition provides Smart with the opportunity to have a direct link to the content development community, an important factor in wireless communication services. The purchase consideration has been allocated to assets and liabilities on the basis of fair values at the date of acquisition. See Note 9 – Goodwill and Other Intangible Assets for further discussion.

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

Service revenues

Subscriptions. We provide telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship of seven years and three years for fixed line and cellular service, respectively. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro rata basis.

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

Incentives. We record insignificant commission expense based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction from revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service revenues

Handset and equipment sales. Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Other income

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

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

Subscribers. Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by subscribers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers based on the aging profile of the receivable.

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

Property, Plant and Equipment

Property, plant and equipment, except for land, are stated at cost less accumulated depreciation and amortization and any impairment in value. Land is stated at cost less any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes interests on borrowed funds used during the construction period. When assets are sold or retired, their costs, accumulated depreciation and amortization and any impairment in value are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated statement of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives of the assets:

Estimated Useful Lives

Buildings	25 – 40 years
Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Communications satellite	15 years
Information origination and termination equipment	5 – 15 years
Cellular facilities	10 years
Land improvements	10 years
Vehicles, furniture and other work equipment	3 – 10 years

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Interest costs and other costs incurred in connection with the borrowing of funds are capitalized during the construction of plant and equipment as part of the cost of acquiring assets, see Note 7 – Property, Plant and Equipment.

Impairment of Assets

Effective January 1, 2002, in conformity with Statement of Financial Accounting Standards, or SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets and identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets, which are held and used in operations, would be subjected to impairment test if the carrying amount of the asset exceeded the undiscounted future net cash flows without interest charges expected to result from the use of the asset. If an impairment exists, the amount of the impairment recorded is based on the fair value of the assets. Assets, which are to be disposed of, would be impaired to the extent the carrying amount of the asset exceeds fair value less disposal costs. The PLDT Group considers relevant cash flows, estimated future operating results, trends and other available information in assessing whether the carrying values of assets are recoverable.

Asset Retirement Obligations

Under SFAS 143, “Accounting for Asset Retirement Obligations,” the fair value of legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset is required to be recognized in the period in which it is incurred. This Statement is effective for fiscal years after June 15, 2002. The PLDT Group adopted this Statement in 2003. Previously, the PLDT Group has not been recognizing amounts related to asset retirement obligations. Under SFAS 143, the PLDT Group now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The related asset retirement costs are capitalized as part of the carrying amount of the corresponding long-lived asset.

The PLDT Group is legally required under various lease agreements to dismantle the installations and restore the leased sites at the end of the lease contract term. The PLDT Group recognized the fair value of the liability for these obligations and capitalized the present value of these costs as part of the balance of the related property and equipment accounts, which are being depreciated on a straight-line basis over the useful lives of the related assets or the contract periods, whichever is shorter.

The cumulative effect of the change on prior years resulted in a charge to income of Php61 million (net of income taxes of Php29 million) (Php0.36 per share), which is included in the consolidated net income for the year ended December 31, 2003. The effect of the change for the year ended December 31, 2003 was to decrease income before cumulative effect of the change in accounting policy by Php111 million (Php0.66 per share). The pro forma effects of the application of SFAS 143 as if the Statement had been adopted on January 1, 2002 (rather than January 1, 2003) are presented below:

	2004	2003	2002
	(in millions of pesos, except per share amounts)
Net income (loss)
As reported	28,101	11,045	(6,158)
Pro forma	28,101	11,106	(6,189)
Earnings per common share – basic
As reported	146.32	47.20	(52.08)
Pro forma	146.32	47.56	(52.27)
Earnings per common share – diluted
As reported	145.30	45.72	(52.08)
Pro forma	145.30	46.05	(52.27)

The pro forma balances of asset retirement obligations as if SFAS 143 had been adopted on January 1, 2002 (rather than January 1, 2003) are as follows:

	2003	2002
	(in millions of pesos)
Pro forma amounts of liabilities for asset retirement obligations at beginning of year	360	338
Pro forma amounts of liabilities for asset retirement obligations at end of year	395	360

The following table describes the changes to the liabilities on asset retirement obligations for the years ended December 31, 2004 and 2003, respectively:

	2004	2003
	(in millions of pesos)
Balance at beginning of year	395	–
Additional liability recognized during the year	177	360
Accretion expense	66	35
Balance at end of year (Note 13)	638	395

Goodwill and Other Intangible Assets

Goodwill is the excess of the acquisition cost of a business, including investments accounted for using the equity method, over the fair value of the identifiable net assets acquired. Effective January 1, 2002, we adopted SFAS 142, “Goodwill and Other Intangible Assets” and, as required, we no longer amortize goodwill (including goodwill recorded on our equity method investments). Goodwill is reviewed annually (or more frequently under various conditions) for impairment using the fair value approach. Intangible assets that do not have indefinite lives are amortized over their useful lives and reviewed for impairment in conformity with SFAS 144. We have no indefinite-lived intangibles.

We assessed the impairment of other identifiable intangibles and goodwill related to our consolidated subsidiaries under SFAS 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of,” whenever events or changes in circumstances indicated that the carrying value of an asset may not be recoverable. A determination of impairment (if any) was made based on estimates of future cash flows. In instances where goodwill was recorded for assets that were subjected to an impairment loss, the carrying amount of the goodwill was eliminated before any reduction was made to the carrying amounts of impaired long-lived assets and identifiable intangibles. On a quarterly basis, we assessed the impairment of enterprise level goodwill under Accounting Principles Board, or APB, Opinion No. 17, “Intangible Assets”. A determination of impairment (if any) was made based primarily on estimates of fair value.

Debt Issuance Costs

Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized using the effective interest rate method over the terms of the instruments. Unamortized debt issuance costs are charged to operations when the related debt is extinguished.

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

Stock-Based Compensation

We have historically accounted for stock-based employee compensation plans under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and followed the disclosure-only provisions of SFAS 123, “Accounting for Stock-Based Compensation”.

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

Pro forma information regarding net income (loss) and earnings per share is required by SFAS 123. This information is required to be determined as if PLDT had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan, or ESPP, and long-term incentive plan, or LTIP) using the fair value method. Under SFAS 123, employee stock options are valued at the grant date using the Black-Scholes valuation model, and this compensation cost is recognized ratably over the vesting period. Had compensation expense for PLDT’s stock option plan, stock purchase plan and LTIP been determined based on the fair value at the grant date of awards for years 2004, 2003 and 2002, consistent with the provision of SFAS 123, PLDT’s net income in 2004 and 2003 would have decreased whereas 2002 net loss would have increased. The pro forma amounts indicated below:

	2004		2003		2002
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in millions of pesos, except per share amounts)
Net income (loss) attributable to common shareholders (Note 20)	24,834	26,313	7,997	8,251	(8,807)	(8,807)
Add: Total stock-based employee compensation expense included in net income (loss)	239	239	14	14	15	15
Deduct: Total stock-based employee compensation expense determined under fair value based method	(331)	(331)	(51)	(51)	(127)	(127)
Pro forma net income (loss) attributable to common shareholders	24,742	26,221	7,960	8,214	(8,919)	(8,919)
Earnings per common share:
As reported	146.32	145.30	47.20	45.72	(52.08)	(52.08)
Pro forma	145.77	144.79	46.99	45.51	(52.75)	(52.75)

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per common share, see Note 20 – Earnings Per Common Share.

Leases

Lease obligations having provisions for bargain purchase options and ownership transfer at the end of the lease term, with a lease term equal to 75% or more of the estimated economic life of the leased property, or lease obligations where the present value at the beginning of the lease term of the minimum lease payments (excluding executory costs and taxes to be paid or paid by the lessor and including any profit thereon) equals or exceeds 90% of the excess of the fair value of the leased property to the lessor, are capitalized. The related obligations are recognized as liabilities. Minimum lease payments are allocated between the finance charges and reduction of the lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

A capital lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are deferred and amortized on a straight-line method over the lease term on the same bases as the lease income. Operating lease payments are recognized as an expense in the consolidated statements of income on a straight-line basis over the lease term. For income tax reporting purposes, expenses that should have been incurred under lease agreement are considered as deductible expenses.

Operating lease expense amounted to Php2,160 million, Php2,166 million and Php3,106 million in 2004, 2003 and 2002, respectively.

Advertising and Promotion Expenses

Advertising and promotions are expensed as incurred. Advertising and promotion expenses amounted to Php5,002 million, Php2,982 million and Php1,940 million in 2004, 2003 and 2002, respectively.

Foreign Currency Transactions and Translations

For each entity in the PLDT Group, transactions in foreign currencies are recorded in the functional currency of the entity by applying to the foreign currency amount the spot exchange rate prevailing at the transaction date. Foreign exchange gains or losses arising on the spot settlements or restatement of monetary items at rates different from those at which they were initially recorded during the period or presented in the previous consolidated financial statements are recorded in the consolidated statement of income in the period in which they arise.

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

Derivatives and Hedging Instruments

The Company recognizes all derivatives on the consolidated balance sheet at fair value. Derivatives that are not designated as hedges are recognized at fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, and to the extent of the hedge’s effectiveness, changes in the fair value of derivatives are either offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The PLDT Group enters into derivatives that are meant to be economic hedges of identified underlying instruments and are marked to market directly through earnings.

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

Earnings Per Common Share, or EPS

Basic EPS is calculated by dividing the net income or loss for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

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

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options is anti-dilutive, basic and diluted EPS are stated at the same amounts.

Management’s Use of Estimates

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

Examples of significant estimates include the allowance for doubtful accounts, inventory obsolescence, depreciation rate, impairment of intangibles, investments and other long-lived assets, valuation allowance on deferred tax assets and pension benefit assumptions.

Concentrations

The PLDT Group’s results of operations and financial performance and condition may be influenced by the general political situation in the Philippines. The Philippines experienced several coup d’état attempts against the government administration between 1986 and 1989, and in July 2003. Political conditions in the Philippines were generally stable during the 1990’s. In the past four years, an increasing number of kidnappings, criminal and terrorist activities have occurred in Mindanao, principally led by the extremist “Abu Sayyaf” group, which reportedly has ties to the Al-Qaeda terrorist network. There were series of bombing incidents in key cities in Mindanao, including Davao City. The armed conflict between the Philippine military and the communist Moro Islamic Liberation Front also continues in Mindanao.

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

As at December 31, 2004, other than the concentration of our wireless services on prepaid subscribers, we do not have any significant concentration of business transacted with a particular supplier, lender or former affiliate that could, if suddenly adversely impacted, severely impact our operations. We also do not have a concentration of available sources or other rights that could, if suddenly eliminated, severely impact our operations. We invest our cash and cash equivalents with many high-quality financial institutions.

Impact of Recently Issued Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 123 (revised 2004), or SFAS 123 (R), “Share-Based Payment,” which is a revision of SFAS 123. SFAS 123 (R) supersedes APB Opinion No. 25 and related interpretations amend SFAS 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123 (R) is similar to the approach described in SFAS 123. However, SFAS 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values on the date of grant. Pro forma disclosure is no longer an alternative.

SFAS 123 (R) must be adopted no later than the beginning of the fiscal year beginning after June 15, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued.

SFAS 123 (R) permits public companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123 (R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123 (R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We are currently in the process of evaluating any effect on the adoption of SFAS 123 (R) will have on our consolidated financial statements.

In November 2004, the FASB issued SFAS 151, “Inventory Costs,” an amendment of Accounting Research Bulletin, or ARB, No. 43, Chapter 4. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The PLDT Group does not expect the adoption of SFAS 151 to have a material effect on its results of operations or financial condition.

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets,” an amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The PLDT Group does not expect the adoption of SFAS 153 to have a material effect on its results of operations or financial condition.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20, “Accounting Changes,” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 applies to all voluntary changes in accounting principles and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in reporting entity, and the correction of an error. SFAS 154 carries forward the provisions of SFAS 3 that govern reporting accounting changes in interim financial statements. It requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires that a change in method of depreciation, amortization or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. APB Opinion No. 20 previously required that such a change be reported as a change in accounting principle.

SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005.

We are currently in the process of evaluating any effect on the adoption of SFAS 154 will have on our consolidated financial statements.

4.          Cash and Cash Equivalents

This account consists of:

	2004	2003
	(in millions of pesos)
Cash on hand and in banks	4,750	2,736
Temporary investments	22,571	16,636
	27,321	19,372

Cash in banks earns interest at the prevailing bank deposit rates. Temporary investments are made for varying periods of up to one month depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates.

5.         Trade and Other Receivables

This account consists of receivables from:

	2004	2003
	(in millions of pesos)
Customers and carriers	27,280	30,422
Others	1,192	879
	28,472	31,301
Less allowance for doubtful accounts	18,068	14,214
	10,404	17,087

Movements in the allowance for doubtful accounts are as follows:

	2004	2003	2002
	(in millions of pesos)
Balance at beginning of year	14,214	10,750	7,697
Provision for the year	3,948	4,092	4,160
Write-offs	(94)	(628)	(1,107)
Balance at end of year	18,068	14,214	10,750

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

Unbilled receivables of Php557 million and Php974 million in 2004 and 2003, respectively, represent recognized revenue for services rendered to fixed line and wireless subscribers that have not been billed at the balance sheet dates. The unbilled amounts are billed upon completion of the corresponding subscribers’ billing cycles.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser has no recourse against PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD.

In 2004, 2003 and 2002, sale of receivables under the RPD amounted to US$10 million (Php576 million), with resulting losses of US$1 million (Php78 million), US$11 million (Php616 million), with resulting losses of US$1.5 million (Php84 million) and US$3 million (Php165 million), with resulting losses of US$0.5 million (Php25 million), respectively.

6.          Inventories and Supplies

This account consists of:

	2004	2003
	(in millions of pesos)
Terminal and cellular phone units	1,895	1,601
Spare parts and supplies	984	1,318
Others	395	486
	3,274	3,405
Less allowance for inventory obsolescence	1,134	729
	2,140	2,676

Movements in the allowance for inventory obsolescence are as follows:

	2004	2003	2002
	(in millions of pesos)
Balance at beginning of year	729	614	286
Provision for the year	577	251	476
Write-offs	(172)	(136)	(148)
Balance at end of year	1,134	729	614

Spare parts and supplies issued to various projects, included as part of property under construction shown under Note 7 – Property, Plant and Equipment, amounted to Php2,277 million and Php3,018 million in 2004 and 2003, respectively.

7.          Property, Plant and Equipment

This account consists of:

	2004	2003
	(in millions of pesos)
Cable and wire facilities	98,732	91,898
Central office equipment	70,174	67,763
Cellular facilities	58,479	52,025
Vehicles, furniture and other work equipment	27,492	22,968
Buildings	18,974	18,590
Communications satellite	11,185	13,108
Information origination and termination equipment	1,705	3,327
Land and land improvements	2,860	2,805
	289,601	272,484
Less accumulated depreciation and amortization	113,349	94,966
	176,252	177,518
Property under construction	9,841	12,699
	186,093	190,217

Interest capitalized for the years ended December 31, 2004, 2003 and 2002 amounted to Php595 million, Php887 million and Php1,343 million, respectively.

Assets impaired in 2004 and 2002 consist of assets of the wireless and fixed line segments. In 2003, assets impaired consist of assets of wireless and information and communications technology segments. When impairment charges are recognized, a new cost basis for the assets is established.

In 2004, certain assets with net book values aggregating Php365 million were impaired. These assets relate primarily to certain international facility equipment of PLDT Global and Subic Telecom in relation to our strategic direction to functionally integrate our international fixed line business.

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

In December 2002, Piltel recognized impairment losses of Php13,204 million in respect of its E.O. 109 limited mobility wireless local loop prepaid assets with a carrying value of Php14,019 million. The impairment of E.O. 109 assets brought down the net book value of these assets to their recoverable value of Php815 million, which was estimated using the discounted future cash flows from the E.O. 109 assets. Cash flows from the E.O. 109 prepaid or limited mobility service were no longer considered in computing the recoverable value of the E.O. 109 assets as Piltel terminated this service in February 2003. Revenues from the E.O. 109 prepaid or limited mobility service, which used N-AMPS cellular technology, were unfavorably affected by the success of Piltel’s and other cellular operators’ prepaid GSM cellular service.

Certain property, plant and equipment include the following amounts for capitalized leases as at December 31, 2004 and 2003:

	December 31, 2004			December 31, 2003
	Central office equipment	Vehicles, furniture and other work equipment	Total	Central office equipment	Vehicles, furniture and other work equipment	Total
	(in millions of pesos)
Cost	361	863	1,224	354	574	928
Less accumulated depreciation	269	410	679	244	153	397
	92	453	545	110	421	531

Depreciation expense for assets reported under capitalized leases amounted to Php282 million, Php110 million and Php69 million in 2004, 2003 and 2002, respectively.

In 2004 and 2003, Smart changed the estimated useful lives of certain network assets owing to continuing network expansion and upgrade.

Below is the pro forma financial information assuming no changes in accounting estimates were made during 2004 and 2003:

	2004	2003
	(in millions of pesos, except per share amounts)
Net income
As reported	28,101	11,045
Pro forma	30,319	12,346
Earnings per common share – basic
As reported	146.32	47.20
Pro forma	159.38	54.88
Earnings per common share – diluted
As reported	145.30	45.72
Pro forma	157.55	52.92

Under the terms of certain loan agreements, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

8.          Investments

This account consists of:

	2004	2003
	(in millions of pesos)
Investments in shares of stock:
Acquisition cost	3,412	3,278
Less accumulated equity in net losses	3,404	1,830
	8	1,448
At equity:
Mabuhay Space Holdings Limited, or MSHL	–	763
Others	8	54
	8	817
At cost:
Stradcom International Holdings, Inc., or SIHI	–	629
Others	–	2
	–	631
	8	1,448
Investments in debt security:
Acquisition cost	286	–
Less accumulated impairment loss	–	–
	286	–
	294	1,448

Investment of ACeS Philippines in ACeS International Limited, or AIL

As at December 31, 2004, ACeS Philippines had a 20.23% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its intangible properties, including the Garuda I Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various banks signed the Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

Investment of Mabuhay Satellite in MSHL

On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload service which was added by SS/L aboard Agila II. Under the terms of the JVA SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the Mabuhay Satellite’s alleged failure to amicably resolve its alleged unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a settlement agreement whereby Mabuhay Satellite will lease two (2) transponders under a transponder agreement on a full-time basis to SS/L and offset the lease charges from Loral Skynet Network Services, Inc. (formerly Loral Cyberstar, Inc., an affiliate of SS/L), among others, for a full and final settlement of the arbitration decision. The settlement agreement provides that notwithstanding any provision therein to the contrary, the settlement agreement, and the transponder agreement may terminate upon failure by Mabuhay Satellite, within nine months from the execution of the settlement agreement or such other period as the parties may agree upon, to secure the consent of the Philippine creditors of Mabuhay Satellite pursuant to the Omnibus Credit and Security Agreement, or Omnibus Agreement, dated December 14, 1995, as amended, between Mabuhay Satellite and such creditors. Under the Omnibus Agreement, approval of creditors holding at least 51% of the outstanding principal amount of the loan obligations of Mabuhay Satellite is required for purposes of transfer or disposition of any collateral under the Omnibus Agreement. As at December 31, 2003, the consent of the said creditors had not been obtained, hence, the transaction, which would have resulted in a net gain of Php175 million, was not recognized by Mabuhay Satellite in 2003. On March 18, 2004, the majority of the creditors has given their consent to the settlement agreement and therefore, the related gain was recognized in 2004.

Investment in SIHI

ePLDT has a 22.5% interest in convertible securities of SIHI, the parent company of Stradcom Corporation, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom Corporation’s continuous losses and consistent excess of current liabilities over current assets. In addition, Stradcom Corporation has defaulted certain provisions of its loan covenants. On this basis, we recognized an impairment provision in respect of our investment in SIHI of Php616 million in 2004.

Summarized Financial Information of Equity Investees

The following table presents summarized financial information in conformity with U.S. GAAP for equity investees for which we have significant influence as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002.

	2004	2003
	(in millions of pesos)
Current assets	638	754
Noncurrent assets	1,648	1,672
Current liabilities	1,444	1,082
Noncurrent liabilities	12,100	12,583
Capital deficiency	(11,258)	(11,239)

	2004	2003	2002
	(in millions of pesos)
Revenues	1,299	1,182	953
Revenues less cost of revenues	1,013	600	269
Expenses	592	758	23,163
Net loss	19	926	20,214

Investment of ePLDT in Debt Securities of Technology Support Services, Inc. (formerly First Advance Multi-Media Entertainment Corp., or FAME)

On June 1, 2004, ePLDT and FAME entered an agreement whereby ePLDT granted a seven-year non-interest-bearing loan to FAME amounting to US$3.1 million. At the option of ePLDT, the loan is convertible into 20% of the total outstanding capital stock of FAME at any time during the life of the outstanding loan.

On August 20, 2004, FAME changed its corporate name into Technology Support Services, Inc., or TSSI.

On September 14, 2004, ePLDT entered into a second agreement with TSSI whereby ePLDT granted another seven-year non-interest-bearing loan to TSSI amounting up to US$3.1 million. At the option of ePLDT, the loan is convertible into another 20% of the outstanding capital stock of TSSI at any time during the life of the outstanding loan. As at December 31, 2004, aggregate loans of ePLDT to TSSI amounted to US$5.1 million. The remaining balance of the loans of US$1.1 million will be released to TSSI subject to meeting certain conditions.

ePLDT had not converted its investment in debt securities to TSSI’s shares of stock as at
December 31, 2004. TSSI is a systems integrator for the internet and mobile telephone gaming project.

The fair value of the debt instrument was computed as the present value of estimated future cash flows. The cost of the instrument approximates the fair value computed as at December 31, 2004.

9.          Goodwill and Other Intangible Assets

This account consists of:

	2004	2003
	(in millions of pesos)
Goodwill	24,736	23,800
Other intangible assets	2,959	2,705
	27,695	26,505
Less accumulated amortization	11,134	11,041
	16,561	15,464

Movements in accumulated amortization of goodwill and other intangible assets are as follows:

	2004	2003	2002
	(in millions of pesos)
Balance at beginning of year	11,041	10,275	9,509
Amortization	93	766	766
Balance at end of year	11,134	11,041	10,275

The customers list was fully amortized as at December 31, 2003.

Goodwill

Movements in goodwill per reportable segments are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Total
	(in millions of pesos)
Balances as at December 31, 2001	14,768	426	97	15,291
Addition during the year	–	–	–	–
Amortization during the year	–	–	–	–
Balances as at December 31, 2002	14,768	426	97	15,291
Addition during the year	173	–	–	173
Amortization during the year	–	–	–	–
Balances as at December 31, 2003	14,941	426	97	15,464
Addition during the year	1,019	–	90	1,109
Reclassification during the year	(173)	–	–	(173)
Amortization during the year	–	–	–	–
Balances as at December 31, 2004	15,787	426	187	16,400

Our goodwill is almost entirely related to the wireless business segment due to our acquisition of Smart and Meridian. We completed our transitional and annual evaluation of the goodwill value in conformity with SFAS 142 and consistent with our increase in wireless subscribers and revenues, there is no impairment in the goodwill value.

Other Intangible Assets

On October 31, 2003, Smart acquired an 80% interest in Wolfpac for a total consideration of Php180 million, of which Php90 million was paid in 2003 and the balance was paid in April 2004. Prior to the acquisition, Wolfpac was one of Smart’s leading content providers. The acquisition provides Smart with the opportunity to have a direct link to the content development community, an important factor in wireless communication services. The purchase consideration has been allocated to identifiable assets and liabilities on the basis of fair values at the date of acquisition.

The fair values of the identifiable acquired assets and liabilities of Wolfpac are as follows:

(in millions of pesos)
Cash and cash equivalents	4
Receivables	1
Prepayments and other current assets	1
Property, plant and equipment	5
Intangible assets – technology applications	254
265
Accounts payable	(2)
Due to related parties	(2)
Deferred income tax liabilities	(81)
(85)
Net assets	180

Fair value of intangible assets was determined by discounting Wolfpac’s cash flows for the three years after the acquisition date at 8% per annum. The net cash outflow on acquisition was Php173 million, representing cash payment of Php180 million and cash acquired from Wolfpac of Php7 million. Intangible assets acquired from Wolfpac are amortized over their estimated useful life of three years.

On July 5, 2004, Smart entered into a sale and purchase agreement, as amended and supplemented on August 11, 2004, to acquire 100% of Meridian, a company primarily engaged in providing wireless broadband and data services to small and medium-scale enterprises in the Philippines, for a total consideration of US$45 million. Payments of US$11 million and US$7 million for an equity interest of 40% in Meridian were made in 2004 and payments of US$4 million for an additional equity interest of 9% in Meridian was made in January 2005. The balance of US$23 million is payable on or before December 31, 2005 in respect of the remaining 51% equity interest in Meridian. The acquisition aims to strengthen Smart’s position in the wireless data segment and is in line with Smart’s overall strategy of providing the widest range of innovative wireless services. As at December 31, 2004, the net cash outflow on acquisition was Php1,051 million, representing cash payments of Php1,004 million, cash acquired from Meridian of Php4 million and cost directly related to business combination of Php51 million.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition.

The fair values of the identifiable acquired assets and liabilities of Meridian are as follows:

(in millions of pesos)
Cash and cash equivalents	1
Receivables	10
Inventories and supplies	3
Prepayments	2
Other current assets	7
Property, plant and equipment	69
Goodwill	1,019
1,111
Accrued and other current liabilities	(51)
Due to related parties	(5)
(56)
Net assets	1,055

Meridian has been included in the 2004 consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php1,019 million. Smart is in the process of determining valuations of certain intangible assets of Meridian. Thus, the allocation of the purchase price is subject to refinement.

The following unaudited pro forma consolidated financial information reflects the results of our operations for the years ended December 31, 2004 and 2003, as if the acquisition of Meridian had occurred on January 1, 2003. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what the operating results of Meridian would have been had the acquisition actually taken place on January 1, 2003 and may not be indicative of future operating results.

	2004	2003
	(in millions of pesos, except per share amounts)
Operating revenues
As reported	121,221	111,200
Pro forma	121,319	111,319
Income before cumulative effect of change in accounting policy
As reported	28,101	11,106
Pro forma	28,108	11,095
Net income
As reported	28,101	11,045
Pro forma	28,108	11,034
Earnings per common share – basic
As reported	146.32	47.20
Pro forma	146.36	47.14
Earnings per common share – diluted
As reported	145.30	45.72
Pro forma	145.34	45.66

There is no related 2002 pro forma disclosure on Wolfpac since it was only incorporated in October 2003.

Movements in intangible assets per reportable segments are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Total
	(in millions of pesos)
Balances as at December 31, 2001	1,532	–	–	1,532
Addition during the year	–	–	–	–
Amortization during the year	(766)	–	–	(766)
Balances as at December 31, 2002	766	–	–	766
Addition during the year	–	–	–	–
Amortization during the year	(766)	–	–	(766)
Balances as at December 31, 2003	–	–	–	–
Addition during the year	254	–	–	254
Amortization during the year	(93)	–	–	(93)
Balances as at December 31, 2004	161	–	–	161

The unamortized intangible assets of Php161 million as at December 31, 2004 will be amortized in 2005 (Php84 million) and 2006 (Php77 million).

10. Other Noncurrent Assets

This account consists of:

	2004	2003
	(in millions of pesos)
Telephone instruments - net	3,317	1,438
Debt issuance costs - net	1,122	2,023
Refundable deposits	490	429
Others	702	718
	5,631	4,608

11. Accrued Expenses and Other Current Liabilities

This account consists of:

	2004	2003
	(in millions of pesos)
Accrued utilities and general expenses	4,457	3,847
Accrued taxes and other expenses	3,256	2,520
Accrued satellite air time cost and provisions (Notes 21 and 22)	2,954	1,992
Accrued interests on various loans	2,235	2,377
Accrual for payment for unused sick leave and other employee benefits	1,624	1,362
Others	2,048	1,415
	16,574	13,513

Over the past years, PLDT has been implementing its manpower rightsizing program, or MRP, in line with its continuing effort to reduce the cost base of its fixed line business. The MRP cost charged to operations for the years ended December 31, 2004, 2003 and 2002 amounted to Php566 million, Php1,565 million, including a loss on settlement of Php117 million, and Php324 million, primarily representing charges relating to 745, 1,862 and 374 PLDT employees affected by the program, respectively; unrecognized past service costs, which are normally amortized over the estimated remaining average working lives of employees, in respect of employees who availed of the MRP are recognized as loss on settlement. The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP was implemented under the Philippine New Labor Code and is in compliance with all other relevant labor laws and regulations.

Movements in the accrued MRP cost accounts, included under accrual for payment for unused sick leave and other employee benefits during the years, are as follows:

	2004	2003	2002
	(in millions of pesos)
Balance at beginning of year	16	87	–
Cost for the year (Notes 18 and 24)	566	1,565	324
Payments	(534)	(1,636)	(237)
Balance at end of year	48	16	87

12. Interest-bearing Financial Liabilities

This account consists of the following:

	2004	2003
	(in millions of pesos)
Long-term portion of interest-bearing financial liabilities
Long-term debt	131,377	160,464
Obligations under capital lease (Note 7)	601	729
	131,978	161,193

Interest-bearing financial liabilities maturing within one year
Notes payable:
Bank loans	58	200
Commercial paper	–	1,933
Obligations under capital lease maturing within one year (Note 7)	425	295
Long-term debt maturing within one year	28,020	23,810
	28,503	26,238

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	2004		2003
		(in millions)
U.S. Dollars
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 8.03% and US$ LIBOR + 0.55% - 2.5%	US$351	Php19,793	US$398	Php22,099
Finnish Export Credit or Finnvera	6.36% - 7.75% and US$ LIBOR + 1.30% - 1.425%	162	9,128	257	14,296
Nippon Export and Investment Insurance of Japan, or NEXI	US$ LIBOR +1%	75	4,226	60	3,335
Japan Bank for International Cooperation, or JBIC/Co-financing Banks	6.56% - 7.95% and US$ LIBOR + 0.65% - 1.55%	44	2,459	66	3,644
Others	5.83% - 7.89% and US$ LIBOR + 0.15% - 4.30% and GOVCO’s cost + 0.20%	104	5,878	146	8,144
		736	41,484	927	51,518
Fixed Rate Notes	7.85% - 11.375%	1,236	69,652	1,414	78,581
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1%	283	15,959	–	–
GSM Network Expansion Facilities	4.49% and US$ LIBOR + 3.25%	126	7,089	30	1,698
Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO	US$ LIBOR + 1.95% - 2.05%	51	2,862	75	4,161
Multi-currency Term Loan	US$ LIBOR + 3.65%	–	–	53	2,961
Others	5.83% and LIBOR + 0.40% - 3.625%	33	1,863	43	2,368
Restructured Loans	3M US$ LIBOR + 1%	119	6,702	192	10,632
Satellite Acquisition Loans	US$ LIBOR + 1.75% and 5.6%	72	4,064	85	4,722
		US$2,656	149,675	US$2,819	156,641

Japanese Yen
JBIC’s Overseas Investment Loan, or OIL	2.125%	JP¥9,760	5,363	JP¥9,760	5,068
Export Credit Agency-Supported Loan: NEXI Supported Loan	JP¥ LIBOR + 1.70%	2,205	1,212	–	–
Multi-currency Term Loan	JP¥ LIBOR + 3.85%	–	–	10,914	5,668
Restructured Loans	JP¥ LIBOR + 1%	–	–	15,644	8,124
		JP¥11,965	6,575	JP¥36,318	18,860

Philippine Peso
Peso Fixed Rate Corporate Notes	14% - 15.816%	–	1,680	–	2,180
Term Loans:
JBIC 4 Program	11.18%	–	680	–	1,284
Secured Term Loans	11.6% - 24% and 91-day T-Bill + 4% and 90-day PHIBOR + 3%	–	305	–	130
Other Unsecured Term Loans	12.81% - 17.5%	–	–	–	554
Restructured Loans	90-day T-Bill + 1%	–	482	–	4,625
		–	3,147	–	8,773
			159,397		184,274
Less portion maturing within one year			28,020		23,810
Long-term debt - net of current portion			Php131,377		Php160,464

The scheduled maturities of our outstanding consolidated long-term debt as at December 31, 2004 are as follows:

	U.S. Dollar Loans		JPY Loans		Php Loans	Total
	In U.S. Dollar	In Php	In JPY	In Php	In Php	In Php
	(in millions)
Year
2005	448	25,272	3,420	1,879	869	28,020
2006	410	23,126	3,418	1,878	863	25,867
2007	487	27,439	3,418	1,879	78	29,396
2008	100	5,583	1,709	939	67	6,589
2009	251	14,118	–	–	56	14,174
2010 and onwards	960	54,137	–	–	1,214	55,351

U.S. Dollar Debt:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at December 31, 2004, we owed US$351 million aggregate principal amount of debt to KfW, as follows:

•  US$262 million provided under various export credit agency-backed facilities, of which US$152 million was in connection with our expansion and service improvement programs and US$110 million in connection with the US$149 million refinancing facility discussed below; and

•  US$89 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$30 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We had drawn US$140 million (Php7,885 million) under this facility as at December 31, 2004. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$83 million of our KfW loans will mature in 2005, US$57 million in 2006, US$78 million in 2007, US$58 million in 2008, US$44 million in 2009 and US$31 million in 2010. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Finnish Export Credit plc, or Finnvera

As at December 31, 2004, US$162 million aggregate principal amount of Smart’s debts provided by various banks under export credit agency-backed facilities in connection with Smart’s Phases 1, 2, 3, 4, part of 5A and 5B GSM expansion programs are covered by guarantees from Finnvera, the Finnish export credit agency, for 95% of political risk and 50% of commercial risk.

Of the amounts outstanding under these Finnvera guaranteed loans, US$95 million will mature in 2005 and US$67 million will mature in 2006. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Nippon Export and Investment Insurance of Japan, or NEXI

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI of which US$60 million was drawn on November 28, 2003 and US$40 million on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. The outstanding balance as at December 31, 2004 was US$75 million.

Japan Bank for International Cooperation, or JBIC/Co-financing Banks

As at December 31, 2004, PLDT owed US$44 million aggregate principal amount of debt to JBIC (formerly the Export-Import Bank of Japan) and its co-financing banks under various facilities. Of the amounts outstanding under these loans, US$14 million will mature in 2005, US$13 million in 2006, US$10 million in 2007, US$4 million in 2008 and US$3 million in 2009.

Other Export Credit Agency Supported Loans

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$96 million as at December 31, 2004. Smart, likewise, obtained loans guaranteed by export credit agencies of Norway and Italy amounting to US$8 million. Of the amounts outstanding under these loans, US$40 million will mature in 2005, US$33 million in 2006, US$24 million in 2007, US$4 million in 2008, US$2 million in 2009 and US$1 million in 2010.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2004 and 2003:

Principal	Interest	Maturity
Amount	Rate	Date	2004		2003
			(in millions)
US$300,000,000	8.350%	March 6, 2017	US$299	Php16,852	US$299	Php16,624
US$250,000,000	11.375%	May 15, 2012	250	14,085	250	13,897
US$183,913,000	7.850%	March 6, 2007	184	10,362	200	11,117
US$175,000,000	10.500%	April 15, 2009	175	9,841	175	9,705
US$129,827,000	9.250%	June 30, 2006	130	7,310	175	9,717
US$110,557,000	9.875%	August 1, 2005	110	6,229	138	7,683
US$ 88,263,000	10.625%	May 15, 2007	88	4,973	100	5,559
US$ 77,002,000	10.625%	June 2, 2004	–	–	77	4,279
			US$1,236	Php69,652	US$1,414	Php78,581

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

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s total outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million, and issued new debt of US$283.2 million, or Php15,854 million in July 2, 2004.

The breakdown of the total amount of Smart debt issued to participating Piltel creditors is as follows:

•  2007 Facility in the amount of US$0.2 million payable in full in December 2007;

•  2008 Facility in the amount of US$2.9 million payable in full in December 2008; and

•  2014 Facility in the amount of US$280.1 million payable in full in June 2014.

As at July 2, 2004, the estimated futures cash flows for the Smart newly issued debt amounted to Php19,507 million, as determined using undiscounted cash flows. The difference between the sum of future cash flows for newly issued debt of Php19,507 million and cash settlement of Php84 million, and the Php22,211 million Piltel cancelled debt was recognized as gain on debt restructuring in the 2004 consolidated statement of income. The total gain from the debt restructuring amounted to Php2,620 million (Php15.44 per share) including the gain of Php241 million from the cash settled debt of Piltel. The difference between the future cash flows of the newly issued debt of Php19,507 million and the value of new debt of Php15,854 million was deferred and presented as part of “Remaining excess of debt forgiven over value of consideration given” account in the consolidated balance sheets in conformity with the accounting for troubled debt restructuring. Thereafter, interest incurred on the new debt is recorded as an offset against “Remaining excess of debt forgiven over value of consideration given”. Total interest incurred related to the new debt for the year ended December 31, 2004 amounted to Php199 million. As at December 31, 2004, the balance of “Remaining excess of debt forgiven over value of consideration given” account for this restructuring amounted to Php3,454 million, after giving effect to the above interest expense.

Interest for the above facilities is payable every quarter at a floating rate of three months US$ LIBOR plus 1.00% for the 2007 and 2008 facilities, and a fixed rate of 2.25% per annum for the 2014 facility. Furthermore, a portion of the 2014 facility amounting to US$144 million has a variable yield option whereby the creditors have an option to elect for an early repayment at a discount either in December 2007 at 52.5% of the relevant debt amount or in December 2008 at 57.5% of the relevant debt amount.

GSM Network Expansion Facilities

On February 11, 2005, Smart signed a US$100 million five-year term loan facility supported by the Finnish Export Credit Ltd. as the lender with ING Bank N.V. as facility agent to refinance its GSM Phase 5A facility. The full amount of the facility was drawn on March 1, 2005. The loan will be payable over five years in ten equal payments starting September 1, 2005 at a floating rate of LIBOR plus 0.05% in respect of the six months interest period.

On September 13, 2004, Smart signed a US$104 million five-year term loan facility supported by Finnish Export Credit Ltd. as the lender with ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers. The full amount of the facility was drawn in November 22, 2004, of which, US$104 million remained outstanding as at December 31, 2004. The loan will be payable over five years in ten equal payments starting May 2005 at a fixed rate of 4.49% with final repayment in November 2009.

On June 8, 2001, Smart signed its GSM Phase 5A financing facility comprised of US$195 million loans, of which US$30 million Nordic Investment Bank, or NIB, US$15 million to Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, is owed to of the Netherlands and US$150 million to Finnvera. Of the amounts owed to FMO and NIB, US$22 million remained outstanding as at December 31, 2004, are payable over five to six years, with final repayments due in March 2007 and June 2007.

US$224 Million Term Loan Facilities

The loan facilities for Phases 1 to 4 of the GSM network expansion, under which US$61.3 million was outstanding as at December 31, 2004, are repayable in ten equal semi-annual installments with final repayments due in October 2005 and April 2006.

On September 25, 2001, Smart obtain a US$5.9 million term loan facility from Electro Banque S.A. at a floating rate of six months US$ LIBOR plus 2.6% margin. The loan was fully paid on November 8, 2004.

On October 26, 2001, Smart obtained a US$10.6 million term loan facility from Credit Lyonnais S.A., of which, US$3.6 million is outstanding as at December 31, 2004. This facility is payable semi-annually at a floating rate of six months US$ LIBOR plus 0.50% margin. Final repayment is due in May 2008.

On December 13, 2001, Smart signed its GSM Phase 5B financing of US$100.0 million, of which, US$40.7 million is outstanding as at December 31, 2004. The loan is payable semi-annually over five years at a floating rate of six months US$ LIBOR plus 1.3% margin. Final repayment is due in September 2006.

On April 14, 2002, Smart obtained a US$7.2 million term loan facility from Bayerische Hypo-und Vereinsbank Aktiengesellschaft under Euro50.0 million Framework Agreement for the financing of individual export contracts dated November 8 and 13, 2001. The facility, which has an outstanding balance of US$4.4 million as at December 31, 2004, is payable semi-annually over five years at a floating rate of six months US$ LIBOR plus 0.425% margin. Final repayment is due in October 2007.

On November 28, 2002, Smart signed a US$100.0 million term loan facility supported by NEXI, of which, US$75.0 million is outstanding as at December 21, 2004. This loan is payable semi-annually over four years at a floating rate of six months US$ LIBOR plus 1.00% margin. Final repayment is due in November 2007.

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart’s local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively. Approximately US$51 million of the FMO loan and US$25 million of the EKN and ECGD loans were outstanding as at December 31, 2004. The FMO loan will mature on September 1, 2007, and the EKN and ECGD loans on December 31, 2007.

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

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility was split into two tranches. Tranche A was drawn on June 18, 2003 in the amount of JP¥7,723 million and US$34 million to refinance a portion of the Japanese yen syndicated term loan which matured on the same date. Tranche B was drawn on December 22, 2003 in the amount of JP¥3,191 million and US$19 million to refinance a portion of US$52 million principal amount outstanding under the U.S. dollar term loan which matured on the same date. The outstanding balances of Tranches A and B of this multicurrency term loan amounting to US$36 million and JP¥7,276 million originally with final maturity in December 2006 were prepaid on December 20, 2004.

US$12 Million Term Loan Facility

On May 29, 2003, PLDT obtained a US$12 million term loan facility from DEG-Deutsche Investitions und Entwicklungsgesellschaft mbH. As of December 31, 2004, this loan has an outstanding balance of US$6 million. This loan will mature in June 2008 and is payable in semi-annual installments starting June 15, 2004. The US$4 million undrawn portion of the US$12 million term loan facility was cancelled pursuant to a request by PLDT to DEG effective September 26, 2004.

Restructured Loans

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, representing 98% of its total liabilities as at that date.

As a result of the restructuring:

a.        50% of the financial debt of each participating creditor was released in consideration for the allotment of Piltel Series K Class I Convertible Preferred Stock. One (1) Piltel Series K Class I Convertible Preferred Stock was exchanged for every Php340 worth of debt for which it is being exchanged (converted into Pesos at an exchange rate of Php47.05 = US$1.00 for dollar-denominated debt and Php1.00 = JP¥2.39522 for yen-denominated debt), which shares were immediately and mandatorily converted into PLDT Convertible Preferred Stock. One PLDT Series V, VI or VII convertible preferred share was issued for every five (5) Piltel Series K Class I Convertible Preferred Stock.

b.       Approximately half of the remaining 50% of all participating creditors’ (except for bondholders and preferred shareholders) financial debt became their participation in a Tranche B Loan in the same currency as their previous financial debt and the other half became their participation in a Tranche C Loan also in the same currency as their previous financial debt. In the case of bondholders and preferred shareholders, the remaining 50% of their financial debt became a participation in the Conversion Notes Facility and in a single Tranche Peso loan, or the Term Notes Facility, respectively.

Piltel’s residual long-term debt to third parties that was not exchanged in the debt exchange offer conducted by Smart in 2004 consists of:

Description	2004		2003
	(in millions)
Restructured debts
Philippine Pesos
10 year Tranche B		Php241		Php2,166
15 year Tranche C		241		2,166
15 year Term Notes Facility		–		293
		482		4,625
U.S. Dollars
10 year Tranche B	US$10	548	US$35	1,932
15 year Tranche C	10	548	35	1,932
15 year Conversion Notes Facility	99	5,606	122	6,768
	US$119	6,702	US$192	10,632
Japanese Yen
10 year Tranche B	JPY–	–	JPY7,822	4,062
15 year Tranche C	–	–	7,822	4,062
	JPY–	–	JPY15,644	8,124
Total		7,184		23,381

Unrestructured debt
U.S. Dollars
Convertible bonds	US$1	52	US$1	52
Total		7,236		23,433
Less current portion		59		69
		Php7,177		Php23,364

The following is a summary of the key economic terms relating to the restructuring of the financial debt taking the form of Tranche B Loan, Tranche C Loan, Term Notes Facility and Conversion Notes Facility.

	Tranche B Loans	Tranche C Loans	Term Notes Facility	Conversion Notes Facility
Final maturity	10 years from June 4, 2001	15 years from June 4, 2001	15 years plus 10 days from June 4, 2001	15 years from June 4, 2001
Amortization	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippines 91-day treasury bill rate, or T-Bill Rate, or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate, or PHIBOR, if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank rate for U.S. dollar deposits, or LIBOR, for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR interbank rate for Yen deposits for three-month deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for three-month deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support, or LOS, for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel or any of its subsidiaries or affiliates on or after March 23, 2000. Under the LOS, PLDT is required to provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of the amount required by it to discharge in full its obligations to any creditor of Piltel and all its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. As at December 31, 2004 and 2003, the remaining undrawn balance available under the PLDT LOS was US$50 million, approximately Php2,831 million (2004) and Php2,793 million (2003) due to prior investments made from March 23, 2000 to December 31, 2004 aggregating to US$100 million through PLDT’s subscription to Series J Class I preferred shares of Piltel. There was no drawdown under the LOS in 2004 and 2003.

Piltel’s restructured obligations are secured by substantially all present and future assets of Piltel under the mortgage trust indenture, or MTI, dated June 4, 2001 between Piltel and Chase Manhattan Bank as security agent for the creditors, which established the security arrangements relating to the restructured debts. The participating creditors (other than the participating holders of the Peso Term Note Facility) will share equally in first ranking security, while non-participating creditors and the participating holders of the Peso Term Note Facility will share equally in second ranking security created under the MTI. Such mortgage was approved by at least two-thirds of Piltel’s stockholders at its annual meeting on April 18, 2001 and the NTC on May 18, 2001.

Satellite Acquisition Loans

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States to finance a portion of the cost of purchasing the Agila II Satellite. In 2003, Export-Import Bank of the United States approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1 and ½ years to July 15, 2007 and reducing the interest rate by 1%, to 5.6% from 6.6%. The revised repayment terms have been approved by the majority of the local creditor banks.

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$31 million (Php1,763 million) in favor of Export-Import Bank of the United States, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$41 million (Php2,301 million), which will mature on various dates from 2005 to 2007.

Mabuhay Satellite has constituted in favor of the Banks: (a) a first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority and the components of the satellite system; (b) an assignment of its rights under its purchase contract for the satellite system; (c) an assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and (d) an assignment of the applicable proceeds of insurance to be taken on the satellite system.

Japanese Yen Debt:

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

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under JBIC’s OIL program. The loan, which was drawn on July 31, 2002, is being amortized semi-annually beginning March 21, 2005 and will mature on March 21, 2008.

NEXI Supported JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by NEXI, of which JP¥2,520 million was drawn and JP¥2,205 million was outstanding as at December 31, 2004. The undrawn balance of JP¥3,095 million was cancelled at the end of the Availability Period on December 3, 2004. This loan is being amortized semi-annually beginning December 2004 and will mature in June 2008.

Philippine Peso Debt:

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million matured on November 9, 2004 and Php770 million will mature on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which
Php360 million matured on June 9, 2003, Php100 million will mature on June 9, 2005 and Php810 million on June 9, 2010.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement on September 28, 2000 with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million, of which about Php680 million was outstanding as at December 31, 2004. The loan, which is funded under the JBIC Facility for Private Sector Development of the Development Bank of the Philippines, will mature on October 26, 2005 and since April 2002 is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1–7	3.500%
Payments 8–11	8.875%
Payments 12–15	10.000%

Secured Term Loans

Php150 Million Term Loan Facility

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million. The loan is payable in seven quarterly installments, with a grace period of one year, beginning year 2003. The loan facility was fully drawn on December 31, 2002. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan is equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan is secured by ePLDT’s deed of assignment of receivables of a subsidiary from a foreign customer and an investment in an associate with an original cost of Php629 million. As at December 31, 2004, the investment in this associate has been fully provided for as disclosed in Note 8 – Investments. As at December 31, 2004, the outstanding balance of this loan amounted to Php45 million which was prepaid in full in March 2005.

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into another three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. The loan facility was fully drawn as at December 31, 2004. The loan is to be repaid in nine equal quarterly installments starting March 2005 with final repayment in March 2007. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Trust Indenture Agreement, or MTIA, on a parcel of land with a carrying value of Php279 million as at December 31, 2004. As at December 31, 2004, the outstanding balance of this loan amounted to Php100 million, of which Php44 million will mature in 2005.

Php149 Million Term Loan Facility

As at December 31, 2004, Vocativ, Inc., a wholly-owned call center subsidiary of ePLDT, had an outstanding five-year term loan facility of Php149 million with Asia United Bank for the payment of its additional capital expenditures and working capital requirements. The loan is to be repaid in 14 equal quarterly installments starting April 2006 with final repayment in July 2009. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Participation Certificate against the MTIA between ePLDT and Asia United Bank Corporation – Trust and Investments Group dated March 15, 2004 on a parcel of land, which excludes the buildings and improvements.

Unsecured Term Loans

Php1,000 Million Term Loan Facility

On June 14, 2001, Smart signed its GSM Phase 5A financing of Php1,000 million term loan. The outstanding balance under this facility of Php467 million was prepaid on June 28, 2004.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios have become more restrictive in 2004 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with such ratios in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default. In addition, we are required to comply with certain financial ratios for the incurrence of capital expenditures in excess of US$10 million and incurrence of indebtedness.

In particular, under loan agreements with JBIC, we are required to obtain prior written consent of JBIC for capital expenditures in excess of US$10 million, unless, among other things, our current ratio, calculated on a non-consolidated basis and after taking into account such expenditures, will not be less than 1.20:1. As at March 31, 2005, our current ratio was 1.29:1, primarily due to the large current portion of our long-term debt as at that date. We currently believe that our current ratio is unlikely to be less than 1.20:1 due to smaller current portion of our long-term debt going forward. As a result, we believe that our financial ratios currently do not materially limit our ability to incur our budgeted capital expenditures or to obtain additional financings.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 98% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by approximately 3% against the U.S. dollar to an average of Php56.044 to US$1.00 in 2004 from an average of Php54.215 to US$1.00 in 2003. The peso depreciated from Php26.376 to US$1.00 on June 30, 1997, to Php56.341 to US$1.00 as at December 31, 2004. Moreover, the peso has been subjected to significant fluctuations. For example, during 2004 and 2003, the peso recovered to a high of Php52.021 to US$1.00 on May 8, 2003 and depreciated to a low of Php56.443 to US$1.00 on October 14, 2004.

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

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) making investments; (d) extending loans; (e) extending guarantees or assuming the obligations of other persons; (f) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock; (g) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (h) entering into management contracts providing for the management of its business or operations by a third party; (i) creating any lien or security interest; (j) permitting set-off against amounts owed to PLDT; (k) merging or consolidating with any other company; (l) entering into transactions with stockholders and affiliates; and (m) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of change in control of PLDT or if the ownership of our shares of common stock held by NTT Communications falls below a certain threshold.

Moreover, certain of PLDT’s debt instruments restrict PLDT from declaring or distributing dividends to common stockholders. In particular, under the terms of PLDT’s JPY5,615 million syndicated term loan facility, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0:1. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2:1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

Under the terms of our JP¥9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT’s stock that would result in NTT Communications holding less than 14.95% of PLDT’s voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (1) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT, or (2) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart’s GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as at the date of the loan agreement.

Under the terms of PLDT’s JP¥5,615 million syndicated term loan facility, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012, or Bonds, from bondholders accepting the change in control offer. A change in control is deemed to occur when (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants, including covenants that prohibit Smart from paying dividends, redeeming preferred stock, making distributions to PLDT or otherwise providing funds to PLDT or any affiliate without the consent of its lenders under its Phase 1, 2 and 3 facilities. Also, Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; (c) any reduction in PLDT’s ownership of Smart’s shares below 51%; (d) any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding; and (e) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements.

As at December 31, 2004, Piltel was not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders). Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness does not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT or Smart.

The Credit and Omnibus Agreements of Mabuhay Satellite imposes several negative covenants. In particular, these covenants, among others, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at December 31, 2004, ePLDT has complied with all of its financial covenants.

Obligations Under Capital Lease

The future minimum payments for capitalized leases are as follows as at December 31, 2004:

Year	(in millions of pesos)
2005	673
2006	379
2007	258
2008	6
2009	7
2010 and onwards	443
Total minimum lease payments	1,766
Less amount representing interest	740
Present value of net minimum lease payments	1,026
Less capital lease maturing within one year	425
Long-term portion of obligations under capital lease	601

Municipal Telephone Projects

In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As at December 31, 2004, PLDT’s aggregate remaining obligation under these agreements was approximately Php858 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair have made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as it has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of Public Telecommunications Policy Act, or R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then to seek a mutually acceptable agreement, no amenable arrangement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. As at the date of this report, negotiations are on-going in efforts to reach a mutually beneficial arrangement for both parties. As at December 31, 2004, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php42 million and Php735 million, respectively.

Other Long-term Capital Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart and Piltel have capital lease obligations aggregating Php906 million as at December 31, 2004 in respect of office equipment and facilities.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Notes Payable

This account consists of Philippine peso and U.S. dollar-denominated short-term bank loans and trust receipts at weighted average interest rates, or WAIR, of 11.75% and 10.030% at December 31, 2004 and 2003, respectively, for Philippine peso borrowings, and 2.78% and 2.606% at December 31, 2004 and 2003, respectively, for U.S. dollar borrowings.

On April 28, 2003 and May 14, 2003, PLDT issued, at a discount, Php1,600 million and Php400 million One-Year Peso Notes, respectively, under its Php2 billion Peso Notes program registered with the Philippine SEC. Net proceeds of the issue totaled Php1,803 million. The Php1,600 million One-Year Peso Note matured and were paid on April 22, 2004 and the Php400 million One-Year Peso Note matured and were paid on May 11, 2004.

Parlance Systems, Inc., a wholly-owned call center subsidiary of ePLDT, has availed of a local bank’s Export Packing and Credit Loan facility amounting to US$950,000 as at December 31, 2004. The said facility can be availed by an export Letter of Credit with an 80% loan value. It has a 90-day term from the date it was granted by the bank and is supported by a Deed of Assignment of Receivables. Interest is based on the prevailing bank rate to be collected in arrears on a monthly basis.

13. Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	2004	2003
	(in millions of pesos)
Accrual of capital expenditures under long-term financing	3,970	3,130
Advance payment under a receivables purchase facility (Note 5)	1,644	2,058
Liabilities on asset retirement obligations	638	395
Others	908	222
	7,160	5,805

14. Preferred Stock Subject to Mandatory Redemption

As at December 31, 2004, PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT’s common stock. For 30 days thereafter, the holders of these mandatorily converted shares of common stock have the option to sell such shares of common stock back to PLDT for Php1,700 per share, US$36.132 per share and JPY4,071.89 per share for Series V, VI and VII PLDT Convertible Preferred Stock, respectively. Due to the foreign currency component of the call option embedded in the Series VI and VII Convertible Preferred Stock, such call options were bifurcated and accounted for separately in conformity with SFAS 133, as amended, see Note 23 – Financial Assets and Liabilities. The aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock as at date of issuance – net of the bifurcated option values – is shown under the “Preferred Stock Subject to Mandatory Redemption” account in the consolidated balance sheets.

As at June 4, 2001, the aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock (inclusive of the option values) amounted to Php10,165 million, as determined using an independent party’s valuation model. The remaining difference between this aggregate fair value amount and the Php20,080 million Piltel restructured debt was deferred and presented as part of “Remaining excess of debt forgiven over value of consideration given” account in the consolidated balance sheets in conformity with the accounting for troubled debt restructuring, such that no gain was recorded on the restructuring. Thereafter, interest incurred on the remaining restructured debt is recorded as an offset against remaining excess of debt forgiven over the value of consideration given. Total interest incurred related to the restructured debt for the years ended December 31, 2004, 2003 and 2002 amounted to Php473 million, Php688 million and Php758 million, respectively. As at December 31, 2004 and 2003, the remaining excess of debt forgiven over the value of consideration given balance amounted to Php2,380 million and Php8,784 million, respectively, after giving effect to the above interest expense, cancellation of Piltel debt through Smart acquisition from Piltel’s creditors of the 69.4% of outstanding restructured Piltel debt, see Note 12 – Interest-bearing Financial Liabilities, and the additional issuances in 2004, 2003 and 2002 of convertible preferred shares to restructure Piltel’s debt.

The difference between the aggregate fair value of the Series V, VI and VII Convertible Preferred Stock at issue date (net of the bifurcated option values for Series VI and VII) and the aggregate redemption value is accreted over the period up to the call option date using the effective interest rate method. Accretions added to “Preferred stock subject to mandatory redemption” and charged against accumulated deficit for the years ended December 31, 2004 and 2003 amounted to Php1,503 million and Php1,309 million, respectively. Unaccreted balance as at December 31, 2004 and 2003 amounted to Php7,060 million and Php8,577 million, respectively.

“Preferred stock subject to mandatory redemption” amounted to Php14,956 million and Php13,321 million as at December 31, 2004 and 2003, respectively, after revaluation of Series VI and VII Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, cancellation of Piltel debt through Smart acquisition from Piltel’s creditors of the 69.4% of outstanding restructured Piltel debt conversions and additional issuances. As at December 31, 2004 and 2003, 1,060,940 shares and 676,571 shares, respectively, of the Convertible Preferred Stock have been converted into PLDT common shares. The aggregate redemption value of the outstanding Series V, VI and VII Convertible Preferred Stock amounted to Php22,016 million and Php21,898 million as at December 31, 2004 and 2003, respectively.

15. Stockholders’ Equity

The movement of PLDT’s capital account follows:

	Preferred Stock – Php10 par value
	Series A to EE	III	IV			Common Stock –Php5 par value
	No. of Shares			Total Preferred Stock	Amount	No. of Shares	Amount
	(in million shares and pesos)
Authorized				823	Php8,230	234	Php1,170
Outstanding
Balance at January 1, 2002	372	5	36	413	Php4,129	168	Php845
Issuance	37	–	7	44	440	–	–
Conversion	(2)	–	–	(2)	(23)	1	2
Redemption	–	–	(7)	(7)	(72)	–	–
Balance at December 31, 2002	407	5	36	448	Php4,474	169	Php847

Balance at January 1, 2003	407	5	36	448	Php4,474	169	Php847
Issuance	5	–	–	5	52	–	–
Conversion	(2)	–	–	(2)	(21)	–	–
Balance at December 31, 2003	410	5	36	451	Php4,505	169	Php847

Balance at January 1, 2004	410	5	36	451	Php4,505	169	Php847
Issuance	1	–	–	1	9	–	2
Conversion	(2)	–	–	(2)	(17)	1	2
Balance at December 31, 2004	409	5	36	450	Php4,497	170	Php851

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to EE 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one (1) year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there shall have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2004, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of subscriber investment plan, or SIP, Cumulative Convertible Preferred Stock shall be determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding shall be subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock shall be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price shall be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of thirty (30) trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment shall be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to EE 10% Cumulative Convertible Preferred Stocks are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. In addition, on February 26, 2002, the Board of Directors designated an additional 15 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. The issuances of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stocks are exempt transactions under Section 10.2 of the Securities Regulation Code of the Philippines, or SRC, as confirmed by the Philippine SEC on March 13, 2002 and July 31, 2002, respectively. The PSE approved the listing of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock on August 14, 2002.

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

On January 27, 2004, the Board of Directors designated 1 million shares of serial preferred stock as Series EE 10% Cumulative Convertible Preferred Stock for issuance throughout 2004, which is an exempt transaction under Section 10.2 of the SRC as confirmed by Philippine SEC on March 22, 2004.

On December 9, 2004, the Board of Directors designated 500,000 shares of serial preferred stock as Series FF 10% Cumulative Convertible Preferred Stock for issuance throughout 2005 wherein exemption of these transactions under Section 10.2 of the SRC is still awaiting confirmation from Philippine SEC.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into Common Stock at the option of the holder at any time, at the conversion price of US$29.19 per share of Common Stock (equivalent to a conversion ratio of 1.7129 shares of Common Stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events; and are not redeemable. Moreover, PLDT may require the mandatory conversion of some or all of the outstanding shares of Series III Convertible Preferred Stock into shares of common stock at the above conversion price of US$29.19 per share of common stock, if certain conditions are met, including that (i) the average of the closing prices of the ADSs reported on the NYSE on each trading day during the period of 30 days ending on the seventh day prior to the date upon which notice of the date of mandatory conversion is first given is greater than or equal to the conversion price in effect on such seventh day, (ii) there are no dividends in arrears on any shares of the Series III Convertible Preferred Stock, and (iii) PLDT has sufficient distributable reserves to pay the fixed preferential dividends on the shares of Series III Convertible Preferred Stock, calculated down to and including the mandatory conversion date. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11 per share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

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

The shares of preferred stock, except shares of Series V, VI and VII PLDT Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

16. Related Party Transactions

The following is a summary of related party accounts with affiliates presented as part of our consolidated balance sheets as of December 31, 2004 and 2003 and consolidated statements of income for the three years ended December 31, 2004, 2003, and 2002:

	2004	2003
	(in millions of pesos)
Consolidated Balance Sheets
Accrued expenses and other current liabilities	3,270	2,260

	2004	2003	2002
	(in millions of pesos)
Consolidated Statements of Income
Cost of satellite air time	1,299	1,919	50
Professional fees and other service fees	694	616	636
Insurance and securities	534	581	367
Maintenance expenses	111	68	65
Selling and promotions	32	26	14
Rent	6	7	3

a. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

In March 1997, PLDT entered into a National Service Provider, or Founder NSP, Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998 and as assigned and transferred to AIL, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on January 1, 2002, the date of commercial operations.

In the event that PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

We believe that the payment obligations under the Air Time Purchase Agreement exceeded the economic benefits expected to be received under it as a result of the delay in the launch of the satellite, unavailability of competitive handsets and competitions from cellular services, occurrence of a partial satellite loss, changes in the primary business of AIL and other factors affecting its business. Accordingly, we started negotiations with AIL for the revision of the payment obligations under the Air Time Purchase in 2000. As a result of these negotiations, the effective date of the Air Time Purchase Agreement became January 1, 2002. In 2002, billings for satellite air time were reduced to actual air time usage, less amount for marketing assistance to service providers.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT is also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002, following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter.

As at December 31, 2004 and 2003, PLDT’s outstanding payables under the original Air Time Purchase Agreement was Php2,954 million and Php1,992 million, respectively. Total fees under this agreement amounted to Php1,299 million, Php1,919 million and Php50 million for the years ended December 31, 2004, 2003 and 2002, respectively. See Note 21 – Contractual Obligations and Commercial Commitments and Note 22 – Provisions and Contingencies for further discussion.

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

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to AIL of PT Asia Cellular Satellite’s rights under the Founder NSP Air Time Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of the Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Air Time Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated as at December 29, 1998 among PT Asia Cellular Satellite, AIL, P.T. Bank Internasional Indonesia and various banks.

On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 30, 2012.

b. Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 10% of the common stock of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest in PLDT or its subsidiary, as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 are as follows:

1. Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on December 31, 2003, under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000;

•         Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for submarine cable repair and other related services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. This agreement has been extended up to the end of 2005. Under the agreement, PLDT is required to pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair;

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

Total fees under these agreements amounted to Php336 million, Php288 million and Php289 million for the years ended December 31, 2004, 2003 and 2002, respectively. As at December 31, 2004 and 2003, outstanding obligations of PLDT amounted to Php49 million and Php40 million, respectively.

2. Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of cellular business for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2004, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2004.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php507 million for the year ended December 31, 2004 and Php429 million for each of the years ended December 31, 2003 and 2002. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php267 million and Php228 million as at December 31, 2004 and 2003, respectively.

3. Agreements relating to insurance companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses paid under this agreement amounted to Php534 million, Php581 million and Php367 million for the years ended December 31, 2004, 2003 and 2002, respectively. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

17. Employee Benefits

Share-Based Payment

Executive Stock Option Plan, or ESOP

Stock options granted under the ESOP vest over five years and have a maximum contractual life of ten years from the date of grant. The exercise price of the options granted under the ESOP shall not be lower than the average of the closing price of our common stock on the PSE for 30 calendar days immediately preceding the date of grant.

The stock options granted under the ESOP shall vest each year, beginning two years from the grant date at a per year rate of 25% of the options granted.

The number of shares reserved under the ESOP should not exceed 1.2% of the total issued common shares of PLDT, and the number of shares reserved for issuance under the ESOP is increased to include any shares of PLDT’s common stock issuable upon exercise of options granted under the ESOP that expire or lapse for any reason without having been exercised in full.

The ESOP will terminate on December 10, 2009, unless PLDT’s Board of Directors terminates it earlier.

On December 10, 1999, PLDT granted 1,289,745 options to purchase shares of PLDT’s common stock under the ESOP. Stock option activity under the ESOP for the years ended December 31, 2004, 2003 and 2002 is summarized below:

	Weighted Average Exercise Price Per Share	2004	2003	2002
Balance at beginning of year	Php814	900,118	1,226,395	1,157,258
Granted	814	–	–	144,428
Exercised shares	814	(336,745)	–	–
Cancelled	814	(26,784)	(326,277)	(75,291)
Balance at end of year	Php814	536,589	900,118	1,226,395

All the above grants under the ESOP were made to executives of PLDT and all outstanding stock options became fully vested in December 2004.

The number of options exercisable at December 31, 2004 and 2003 were 536,589 shares and 681,358 shares, respectively.

In conformity with the provisions of SFAS 123, the fair value of each option is estimated using the Black-Scholes valuation model with the following assumptions for grants under the ESOP during the year ended December 31, 1999: volatility of 71.3%, risk-free interest rate of 8.94% at the date of grant and an expected term of five years.

The weighted average per share fair value of common stock options granted in 2002 was Php582.59. The remaining weighted average contractual life was five years as at December 31, 2004.

As at December 31, 2004, 336,745 shares were already exercised by certain officers and executives at an exercise price of Php814 per share. Of the 336,745 exercised shares, 1,649 shares were unissued as at December 31, 2004.

ESPP

Beginning January 3, 2000 up to March 31, 2000, we made our ninth offering under the PLDT’s ESPP, under which we made available up to 991,200 shares of common stock to all eligible employees as at January 3, 2000. The shares were offered at a discounted price of Php877.63 per share, which was 85% of the average market price of our common share on the PSE on January 3, 2000. The 36-month installment payment period providing for payment through payroll deductions began on April 30, 2000 and ended on April 15, 2003.

A certain amount for every share each employee elected to purchase was deducted from the employee’s salary beginning with the first payroll on April 30, 2000 and ended with the last payroll period of April 15, 2003. No prepayment of the purchase price was allowed.

The maximum number of shares that may be issued and sold under the Plan is 5.6 million. There were no sales under the Plan for the years ended December 31, 2003 and 2002.

The estimated grant date fair value was calculated using the Black-Scholes valuation model. The following weighted average assumptions were included in the estimated grant date fair value calculations for rights to purchase stock under PLDT’s ESPP: volatility of 34.5%, risk-free interest rate of 8.78% at the date of grant and an expected term of five years.

The weighted average estimated fair value, as defined by SFAS 123, at grant date of the rights to purchase stock under the ESPP was Php371.93 per share.

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of the LTIP for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The LTIP is a four-year cash plan covering the period from January 1, 2004 to December 31, 2007. The LTIP awards payment at the end of the four-year period (without interim payments) is contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the plan period and a cumulative consolidated net income target for the plan period. The target increase in the PLDT base share price, which is the average of the closing prices of PLDT shares ten trading days before or after December 31, 2003, is approximately 15% per annum compounded for the plan period.

The compensation cost from LTIP was measured using the variable accounting method under APB Opinion No. 25 since the plan is a variable plan. The accounting for variable plans requires that an estimate of compensation expense be recognized and updated at each accounting period until the measurement date. The final measurement of compensation expense is not determinable until both the number of shares and the exercise price per share are known. The compensation cost recognized as an expense for the year ended December 31, 2004 amounted to Php378 million.

Pension

PLDT

PLDT has a trustee-managed, non-contributory defined benefit plan, or Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. The Benefit Plan provides benefits upon normal retirement beginning at age 65, early retirement beginning at age 50 or completion of at least 30 years of credited service, voluntary separation beginning at age 40 or completion of at least 15 years of credited service, total and physical disability, death and involuntary separation. Benefits under the Benefit Plan are based on the employee’s final monthly basic salary and length of service.

In conformity with SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” the following table sets forth the Plan’s funded status and pension amounts recognized as at December 31, 2004, 2003 and 2002 based on the latest actuarial valuation dated February 2005:

	2004	2003	2002
	(in millions of pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	5,971	7,984	6,637
Service cost	382	515	452
Interest cost	535	716	794
Benefits paid	(18)	(17)	(495)
Actuarial loss (gain)	679	(1,227)	596
Curtailment	116	274	–
Settlement	(801)	(2,274)	–
Benefit obligation at end of year	6,864	5,971	7,984

Change in plan assets:
Fair value of plan assets at beginning of year	3,927	2,915	2,781
Employer’s contribution	883	2,703	470
Actual return on plan assets	457	600	159
Settlement	(801)	(2,274)	–
Benefits paid	(18)	(17)	(495)
Fair value of plan assets at end of year	4,448	3,927	2,915
Funded status	(2,416)	(2,044)	(5,069)
Unrealized net transition obligation	199	229	275
Unrecognized net actuarial loss (gain)	89	(498)	837
Accrued benefit cost	(2,128)	(2,313)	(3,957)

Components of net periodic benefit cost:
Service cost	382	515	452
Interest cost	535	716	794
Expected return on plan assets	(376)	(303)	(369)
Amortizations of:
Unrecognized net transition obligation	10	13	14
Unrecognized actuarial loss	–	2	–
Net periodic benefit cost	551	943	891

The accumulated benefit obligations amounted to Php2,868 million, Php4,330 million and Php2,552 million as at December 31, 2004, 2003 and 2002, respectively.

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as at December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Weighted average assumptions:
Discount rate	10%	9%	9%
Expected return on plan assets	10%	9%	8%
Rate of compensation increase	7%	6%	9%

The allocation of the fair value of plan assets follows:

	2004	2003	2002
Investments in debt securities	30%	36%	39%
Investments in equity securities	35%	42%	52%
Others	35%	22%	9%
	100%	100%	100%

As at December 31, 2004, investments in equity securities in the plan assets include shares of stocks of PLDT and Piltel with a total fair value of Php1,407 million, or 31% of the total fair value of plan assets (36% in 2003 and 47% in 2002).

Movements of shares of stock of PLDT and Piltel held by the plan during 2004 are as follows:

	PLDT		Piltel
	Common Shares	Preferred Shares	Common Shares
Numbers of shares held by the plan as at January 1, 2004	661,643	36,000,000	37,853,680
Purchases during the year	–	–	–
Sales during the year	–	–	17,894,920
Number of shares held by the plan as at December 31, 2004	661,643	36,000,000	19,958,760

Dividends received by the plan from PLDT for the years ended December 31, 2004, 2003 and 2002 amounted to Php47 million, Php51 million and Php48 million, respectively.

PLDT expects to make approximately Php633 million of cash contributions to its pension plan in 2005.

The table below presents the expected compulsory retirement benefits of PLDT to be paid out of the fund for the next ten years:

Year	(in millions of pesos)
2005	51
2006	74
2007	105
2008	150
2009	151
2010 and onwards	2,071

Smart

Smart has a trustee-managed, tax-qualified provident plan, or Provident Plan, providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member’s Personal Retirement Account, or PRA, a percentage of such member’s monthly salary. Net earnings of the Provident Fund are credited every nine months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as at the end of the preceding period.

In October 2003, Smart’s Board of Directors approved enhancements to the retirement plan. The enhanced retirement plan gives a member the option to contribute to the fund up to a maximum of 10% of his monthly salary. On top of its current contribution, Smart will provide an additional contribution of up to 50% of the member’s contribution, depending on his tenure in the company.

Any benefit payable under the Provident Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay to its employees under existing or future laws, employment contracts or collective bargaining agreements, it being understood that the employee shall be entitled only to the higher of the Provident Plan or other available benefits, but not to both.

The following are the minimum additional disclosures as required by SFAS 132 based on the latest actuarial valuation dated February 2005:

	2004	2003	2002
	(in millions of pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	226	159	125
Service cost	50	44	45
Interest cost	23	16	12
Benefits paid	(9)	(2)	(1)
Actuarial loss (gain)	67	9	(22)
Benefit obligation at end of year	357	226	159
Change in plan assets:
Fair value of plan assets at beginning of year	318	197	119
Employer’s contribution	157	71	54
Actual return on plan assets	56	28	25
Benefits paid	(9)	(2)	(1)
Fund transfers due to transferees from Telecoms Solutions, Inc.	–	24	–
Fair value of plan assets at end of year	522	318	197

Funded status	165	92	38
Unrecognized net transition obligation	(7)	(7)	(7)
Unrecognized net actuarial loss (gain)	27	(19)	(23)
Prepaid benefit cost	185	66	8
Components of net periodic benefit cost:
Service cost	50	44	45
Interest cost	23	16	12
Expected return on plan assets	(35)	(23)	(14)
Net periodic benefit cost	38	37	43

The accumulated benefit obligations amounted to Php348 million, Php38 million and Php25 million as at December 31, 2004, 2003 and 2002, respectively.

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as at December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Weighted average assumptions:
Discount rate	10%	10%	10%
Expected return on plan assets	10%	10%	10%
Rate of compensation increase	10%	10%	9%

The allocation of the fair value of plan assets follows:

	2004	2003	2002
Investments in debt securities	78%	86%	89%
Investments in equity securities	20%	12%	5%
Others	2%	2%	6%
	100%	100%	100%

Smart expects to make approximately Php84 million of cash contribution to its pension plan in 2005.

The table below presents the expected compulsory retirement benefits of Smart to be paid out of the fund for the next ten years:

Year	(in millions of pesos)
2005	4
2006	8
2007	11
2008	15
2009	26
2010 and onwards	278

The PLDT Group adopts an investment approach of mixed equity and fixed income investments to maximize the long-term return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of fixed income debt securities and various equity securities, while the remaining portion consists of multi-currency investments.

SFAS 87 requires the use of an average rate of earnings expected on funds invested or to be invested, considering returns being earned by plan assets in the fund and rates of return expected to be available for reinvestment. Due consideration was given not only to historical performance of plan investments, but also to the current investment mix and anticipated rates of return. Thus, the expected rate of return on assets was set at 10% per annum.

18. Operating Revenues and Expenses

Service Revenues

	2004	2003	2002
	(in millions of pesos)
Wireless services
Cellular	65,866	52,932	34,500
VSAT	2,020	715	732
Fixed lines
Local exchange	20,606	20,728	21,345
International long distance	12,804	12,767	10,637
National long distance	6,736	6,561	7,818
Data and other network	4,371	5,112	5,561
Miscellaneous	535	328	492
Information and communications technology	2,014	1,343	601
	114,952	100,486	81,686

Non-service Revenues

	2004	2003	2002
	(in millions of pesos)
Sale of handsets and SIM-packs	6,111	10,548	12,095
Point of product sales	158	166	50
	6,269	10,714	12,145

Compensation and Benefits

	2004	2003	2002
	(in millions of pesos)
Salaries and benefits	10,336	11,722	9,664
Pension and other benefits (Note 17)	777	(21)	890
Incentive plans (Note 17)	347	38	15
MRP (Note 11)	566	1,565	324
	12,026	13,304	10,893

Asset Impairment

	2004	2003	2002
	(in millions of pesos)
Investments (Note 8)	1,047	–	–
Property, plant and equipment (Note 7)	365	675	13,279
	1,412	675	13,279

Financing Costs

	2004	2003	2002
	(in millions of pesos)
Interest on loans and related items (Note 24)	11,710	12,321	13,988
Foreign exchange losses - net (Notes 12 and 23)	2,812	9,672	5,052
Accretion on financial liabilities - net (Notes 12 and 23)	1,185	729	643
Hedge costs (Note 23)	1,011	1,054	315
Loss (gain) on derivative transactions - net (Note 23)	828	1,631	(547)
Financing charges	146	263	243
Capitalized interest (Notes 7 and 24)	(595)	(887)	(1,343)
	17,097	24,783	18,351

Other Income - Net

	2004	2003	2002
	(in millions of pesos)
Gain on debt exchange and debt restructuring transactions (Php16.59 per share) (Note 12)	2,816	–	–
Miscellaneous income (expense) - net	(286)	799	1,397
	2,530	799	1,397

19. Income Taxes

The net current and noncurrent components of deferred tax assets recognized in the consolidated balance sheets follow:

	2004	2003
	(in millions of pesos)
Net current deferred income tax assets	11,111	7,932
Net noncurrent deferred income tax assets	8,916	12,780

The components of the consolidated net deferred tax assets and liabilities are as follows:

	2004	2003
	(in millions of pesos)
Current assets:
Allowance for doubtful accounts	5,603	4,371
Unearned revenues – others	2,628	589
NOLCO	1,072	4,965
Unearned prepaid card revenues	848	890
Provision for unrealizable assets	452	519
MCIT	359	1,351
Allowance for inventory obsolescence	353	232
Past service pension cost	192	163
Capital lease	181	173
Derivative instruments	151	29
Others	1,073	710
	12,912	13,992
Current liabilities:
Unrealized gains on financial instruments	(107)	(84)
	12,805	13,908
Less valuation allowance	1,694	5,976
Net current assets	11,111	7,932
Noncurrent assets:
Unrealized foreign exchange losses
13,011	16,556
Asset impairment	7,180	9,472
Excess of debt forgiven over value of consideration given	1,867	2,812
Unrealized losses on derivative instruments	900	832
Accelerated depreciation	1,410	734
Past service pension cost	956	978
Accrued pension cost	711	792
Deferred charges	311	327
Asset retirement obligations	104	64
LTIP	113	–
	26,563	32,567
Less valuation allowance	11,969	13,614
	14,594	18,953
Noncurrent liabilities:
Interest charges capitalized, net of amortization	(5,044)	(5,320)
Intangible assets	(51)	–
Taxes and duties capitalized, net of amortization	(583)	(650)
Undistributed earnings of a subsidiary	–	(203)
	(5,678)	(6,173)
Net noncurrent assets	8,916	12,780

Provision for (benefit from) income tax consists of:

	2004	2003	2002
	(in millions of pesos)
Current	7,357	2,331	589
Deferred	(531)	(3,731)	849
	6,826	(1,400)	1,438

Mabuhay Satellite and Subic Telecom are registered as Subic Bay Freeport Enterprises while Clark Telecom is registered as a Clark Special Economic Zone Enterprise under R.A. No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite, Subic Telecom and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder, including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in the Act.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday, or ITH, from January 2001.

On May 3, 2001, the BOI awarded Smart pioneer status for its expansion projects, entitling it to a three-year ITH which expired on May 2, 2004. In 2004 and 2003, tax incentives utilized amounted to Php2,208 million and Php6,425 million, respectively. The tax incentive was utilized by Smart on the basis of incremental income generated from such expansion projects. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects, entitling it to enjoy a six-year ITH. On July 9, 2003, Smart filed a petition for the cancellation of its BOI Registration No. 2001-102. On September 14, 2004, the BOI formally approved such request for cancellation, which resulted in the termination of all incentives granted to Smart by virtue of its registration. No tax incentives were utilized by Smart in 2004 and 2003.

The balance of NOLCO as at December 31, 2004 may be used by the particular entities that incurred the losses as deductions against future taxable income.

Year Incurred	Expiry Date	(in millions of pesos)
2002	December 31, 2005	3,329
2003	December 31, 2006	4
2004	December 31, 2007	17
Total NOLCO		3,350

The reconciliation between the provision for (benefit from) income tax at the applicable statutory tax rate and the actual provision for (benefit from) income tax follows:

	2004	2003	2002
	(in millions of pesos)
Provision (benefit) at statutory tax rate	11,149	3,123	(1,470)
Tax effects of:
Tax exempt income and non-deductible expenses	3,731	2,695	(253)
Equity in net losses of associates	24	28	45
Results of operations subject to income tax holiday	(2,205)	(5,975)	(2,405)
Differences between statutory tax rate and special tax rate of certain subsidiaries	(835)	(490)	(117)
Others - net	889	(114)	174
Changes in valuation allowance	(5,927)	(667)	5,464
Actual provision for (benefit from) income tax	6,826	(1,400)	1,438

20. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per share:

	2004		2003		2002
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in millions of pesos, except per share amounts)
Net income (loss) before cumulative effect of change in accounting policy	28,101	28,101	11,106	11,106	(6,158)	(6,158)
Cumulative effect of change in accounting policy	–	–	(61)	(61)	–	–
Dividends on preferred stock	(1,764)	(285)	(1,739)	(1,485)	(1,645)	(1,645)
Accretion to redemption value of Preferred Stock Subject to Mandatory Redemption	(1,503)	(1,503)	(1,309)	(1,309)	(1,004)	(1,004)
Net income (loss) attributable to common shareholders	24,834	26,313	7,997	8,251	(8,807)	(8,807)
	(in thousand shares)
Outstanding common shares, beginning of year	169,476	169,476	169,361	169,361	168,895	168,895
Effect of issuance of common shares during the year	252	252	52	52	200	200
Weighted average number of shares under ESOP during the year	–	155	–	–	–	–
Common shares equivalent of preferred shares deemed dilutive:
10% Cumulative Convertible Preferred Stock (Note 14)	–	3,305	–	–	–	–
Preferred Stock Series III (Note 14)	–	7,908	–	–	–	–
Preferred Stock Series V (Note 14)	–	–	–	2,576	–	–
Preferred Stock Series VI (Note 14)	–	–	–	4,651	–	–
Preferred Stock Series VII (Note 14)	–	–	–	3,842	–	–
Weighted average number of common shares for the year	169,728	181,096	169,413	180,482	169,095	169,095
Earnings per common share before cumulative effect of change in accounting policy	146.32	145.30	47.56	46.06	(52.08)	(52.08)
Cumulative effect of change in accounting policy	–	–	(0.36)	(0.34)	–	–
Earnings per common share	146.32	145.30	47.20	45.72	(52.08)	(52.08)

Series V, VI and VII Convertible Preferred Stock were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares, assuming such preferred shares are converted into common shares and compared against the basic EPS. Since the amount of dividends on the Series V, VI and VII Convertible Preferred Stock over its equivalent number of common shares decreased the basic EPS, these convertible preferred stock were deemed dilutive.

The computation of diluted earnings per common share were anti-dilutive for the year ended December 31, 2002; therefore, the amounts reported for basic and diluted earnings per common share were the same.

Dividends Declared For the Years Ended December 31, 2004, 2003 and 2002

	2004		2003		2002
Class	Per Share	Total	Per Share	Total	Per Share	Total
		(in millions of pesos)		(in millions of pesos)		(in millions of pesos)
Preferred Stocks Subject to Mandatory Redemption
Series V	Php4.675	48	Php4.675	48	Php4.675	48
Series VI	US$0.09925	106	US$0.09925	113	US$0.09925	106
Series VII	JPY10.179725	82	JPY10.179725	93	JPY10.179725	86
		236		254		240

10% Cumulative Convertible Preferred Stocks
Series DD	Php1.00	2	Php1.00	–	Php1.00	–
Series CC	1.00	17	1.00	17	1.00	–
Series A, I, R, W, AA and BB	1.00	130	1.00	130	1.00	130
Series B, F, Q, V and Z	1.00	91	1.00	91	1.00	91
Series E, K, O and U	1.00	45	1.00	45	1.00	45
Series C, D, J, T and X	1.00	58	1.00	58	1.00	58
Series G, N, P and S	1.00	27	1.00	27	1.00	27
Series H, L, M and Y	1.00	40	1.00	40	1.00	40
		410		408		391

Convertible Preferred Stocks
Series III	US$1.029412	1,070	US$1.029412	1,040	US$1.029412	1,003

Cumulative Non-Convertible Redeemable Preferred Stocks
Series IV*		48		49		49
Charged to retained earnings		1,764		1,751		1,683

* Dividends are declared based on total amounts, not per share amounts.

Dividends Declared Subsequent to December 31, 2004

	Date			Amounts
Class	Approved	of Record	Payable	Per Share	Total
					(in millions of pesos)
10% Cumulative Convertible Preferred Stock – Series DD	January 25, 2005	February 8, 2005	February 28, 2005	Php1.00	3
Common Stock	March 1, 2005	March 31, 2005	May 12, 2005	14.00	2,380
	May 5, 2005	June 3, 2005	July 14, 2005	21.00	3,577

21. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as at December 31, 2004:

		Long-term lease obligations		Unconditional purchase	Other long-term
Year	Long-term debt	Operating	Capital	obligations(1)	obligations	Total
	(in millions of pesos)
2005	28,020	725	673	4,405	–	33,823
2006	25,867	580	379	1,136	–	27,962
2007	29,396	439	258	1,127	–	31,220
2008	6,589	373	6	1,127	13,419	21,514
2009	14,174	350	7	1,126	8,597	24,254
2010 and onwards	55,351	1,115	443	3,380	–	60,289
Total	159,397	3,582	1,766	12,301	22,016	199,062

(1) Based on the original Air Time Purchase Agreement with AIL.

Long-term Debt Obligations

For discussion of our long-term debt obligations, see Note 12 – Interest-bearing Financial Liabilities.

Long-term Operating Lease Obligations

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in Note 16 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, on July 4, 2000, for submarine cable repair and other related services in relation to the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. This agreement has been extended up to the end of 2005. Under this agreement, PLDT is required to pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As at December 31, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php69 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at December 31, 2004, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php30 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at December 31, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php45 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php3,185 million as at December 31, 2004 in respect of office and cell site rentals with over 2,000 lessors nationwide, PLDT has lease obligations aggregating Php119 million as at December 31, 2004, and ePLDT has lease obligations aggregating Php134 million as at December 31, 2004 in respect of certain office space rentals.

Long-term Capital Lease Obligations.

For a discussion of our long-term capital lease obligations, see Note 12 – Interest-bearing Financial Liabilities.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 16 – Related Party Transactions, PLDT is a party to a Founder NSP Air Time Purchase Agreement with AIL in March 1997, which was amended in December 1998, under which PLDT is granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT has to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of the commercial operations of the Garuda I Satellite.

In the event that PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

We believe that the payment obligations under the Air Time Purchase Agreement exceeded the economic benefits expected to be received under it as a result of the delay in the launch of the satellite, unavailability of competitive handsets and competitions from cellular services, occurrence of a partial satellite loss, changes in the primary business of AIL and other factors affecting its business. Accordingly, we started negotiations with AIL for the revision of the payment obligations under the Air Time Purchase in 2000. As a result of these negotiations, the effective date of the Air Time Purchase Agreement became January 1, 2002. In 2002, billings for satellite air time were reduced to actual air time usage, less amount for marketing assistance to service providers.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT is also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. See Note 16 – Related Party Transactions and Note 22 – Provisions and Contingencies for further details relating to the Air Time Purchase Agreement with AIL. As at December 31, 2004, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,962 million.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$11 million, which was subsequently reduced to US$1 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter.

Effective July 1, 2003, VeriSign has agreed to amend the Agreement and issued Addendum 6 to write-off all past due invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 were part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003 to August 2004), the annual support fee was reduced from US$0.3 million to US$40,000 and for contract years 5 to 7 (September 2004 to August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products for 12 months starting July 2003 and negotiable thereafter.

Moreover, effective July 1, 2004, VeriSign has agreed to amend the Agreement and issued Addendum 8 as an extension of Addendum 6. Under this amendment, the annual support fee for year 5 (September 2004 to August 2005) will remain at US$40,000 and affiliate revenue sharing rates will remain at 25%. As at December 31, 2004, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php18 million pertaining to annual support fee.

Sale and Purchase Agreement with Meridian. For a discussion of our sale and purchase agreement with Meridian with a remaining obligation of Php1,561 million as at December 31, 2004, see Note 9 – Goodwill and Other Intangible Assets.

Other Unconditional Purchase Obligations. The PLDT Group has various purchase contracts for periods ranging from two to three years covering the use of a fraud management system, satellite hub and remote very small aperture terminal, or VSAT, network systems with an aggregate remaining obligation of approximately Php321 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 14 – Preferred Stock Subject to Mandatory Redemption, as at December 31, 2004, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share PLDT common stock. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT common stock. Under a put option exercisable for 30 days, holders of shares of common stock received on mandatory conversion will be able to require PLDT to purchase such shares of PLDT common stock for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share for Series V, VI and VII PLDT Convertible Preferred Stock, respectively.

As at December 31, 2004, 515,818 shares of Series V Convertible Preferred Stock and 545,122 shares of Series VI Convertible Preferred Stock had been converted into shares of PLDT common stock. The aggregate value of the put option based on outstanding shares as at December 31, 2004 was Php22,016 million, of which Php13,419 million is payable on June 4, 2008 and Php8,597 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII PLDT Convertible Preferred Stock were mandatorily converted and all the underlying shares of common stock were put to PLDT. The market value of the underlying shares of common stock was Php14,685 million, based on the market price of PLDT shares of common stock of Php1,360 per share as at December 31, 2004.

Commercial Commitments

As at December 31, 2004, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,504 million. These commitments will expire within one year.

22. Provisions and Contingencies

We have made a reasonable estimate of the amount necessary to pay or settle any contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our consolidated financial statements as at December 31, 2004 aggregating Php5,199 million in respect of the following:

NTC supervision and regulation fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As at December 31, 2004, PLDT has paid, since 1994, a total amount of Php1,718 million in SRF, of which Php1,508 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, stands submitted for decision.

Smart and Piltel have similarly received assessments from NTC for permit, SRF and other charges which were paid under protest. Total payments amounted to Php122 million each in 2004 and 2003. Moreover, on February 11, 2005, Piltel paid under protest the amount of Php559 million in respect of NTC fees for the period from 1992 to 2004.

Local business and franchise tax assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or R.A. No. 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa No. 337 and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. No. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. No. 7925, which took effect on March 16, 1995, and the grant of similar local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. No. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. No. 7082, or the PLDT Franchise pursuant to Section 23 thereof, or the equality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. No. 7160.

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

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax. Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have been approved by the relevant courts, PLDT has paid a total amount of Php329 million as at December 31, 2004 in full payment for local franchise tax covering up to the end of 2003.

PLDT continues to contest the remaining assessments amounting to approximately Php3.7 million as at December 31, 2004, a number of which were based on the gross revenues of PLDT derived from its operations within the entire Philippines. PLDT claims that assuming that it is liable for local franchise tax, R.A. No. 7160 provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some LGUs of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will exceptionally overstate the franchise tax.

In a petition recently filed with the Supreme Court involving another LGU, PLDT has appealed to the Supreme Court for a re-examination of its decision in the City of Davao case in light of the strong dissenting opinion in that case concurred in by four other Justices of the Supreme Court. PLDT currently expects that going forward it will pay local franchise and business taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has, likewise, received assessments for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that Smart is not liable to pay the local franchise and business taxes by virtue of (i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date of R.A. No. 7160.

Smart has recently been declared exempt from payment of local franchise tax to the City of Makati in a decision dated August 3, 2004 by the Regional Trial Court of Makati. The City of Makati has filed their motion for reconsideration and Smart has filed its opposition to that motion for reconsideration.

Piltel also received assessments from the local government of the City of Makati in the aggregate amount of Php45 million covering the period from 1999 to 2001. Piltel has formally protested the assessments, based on: (1) Piltel’s belief that the opinion rendered by the BLGF for Smart should likewise hold true for Piltel; and (2) the effective date of the legislative franchise of Piltel (R.A. No. 7293) which came after the effectivity of R.A. No. 7160. The franchise tax prescribed under Section 137 of the Local Government Code is deemed part of the Piltel franchise (the later law) which states, among other things, that Piltel shall pay only a franchise tax equivalent to 3% of all gross annual receipts of the business transacted under its franchise and such percentage shall be in lieu of all taxes on the franchise or earnings thereof.

Piltel’s protest of the assessments was denied by the City of Makati on December 18, 2001. Piltel then filed a petition with the Makati Regional Trial Court, or RTC, appealing the local franchise business taxes. On December 10, 2002, the Makati RTC rendered its judgment granting Piltel’s petition and enjoining the City of Makati from assessing and collecting any further annual local franchise business taxes from Piltel. The City of Makati filed its motion for reconsideration of this judgment with the Makati RTC, which was subsequently denied. On April 1, 2003, the City of Makati filed a Petition for Review with the Court of Appeals. On July 12, 2004, the Court of Appeals rendered a decision upholding the Makati RTC that Piltel is exempt from payment of the local franchise tax.

The City of Makati appealed to the Supreme Court, which issued a resolution dated October 13, 2004 denying with finality the appeal of the City of Makati on the grounds of technicality. The Supreme Court ruled, however, that the petition failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise of the discretionary appellate jurisdiction of the Supreme Court.

Piltel’s Bureau of Internal Revenue, or BIR, Assessment

In 2003, the BIR issued final assessment notices, or FANs, against Piltel for deficiency taxes and penalties for taxable years 1998 and 1999, in the amounts of Php233.6 million and Php284.2 million, respectively. Piltel filed protest letters dated June 5, 2003 and September 24, 2003 with the BIR for the 1998 and the 1999 deficiency tax assessments, respectively.

With respect to the 1998 deficiency tax assessment, the BIR denied on March 16, 2003 the administrative protest filed by Piltel. On July 1, 2003, however, Piltel filed with the BIR an application for compromise settlement for the 1998 deficiency tax assessments based on BIR Revenue Regulations, or RR, No. 30-2002 issued on December 16, 2002, which implements Sections 7(c), 204(a) and 290 of the National Internal Revenue Code of 1997 on compromise settlement of internal revenue tax liabilities, superseding RR Nos. 6-2000 and 7-2001. Under said RR 30-2002, Piltel is allowed to apply for compromise settlement on the basis of financial incapacity. If approved, Piltel would be permitted to settle its 1998 deficiency tax liabilities by paying an amount corresponding to the compromise rates ranging from 10% to 40% of its assessed deficiency taxes for 1998. Meanwhile, with respect to the 1999 deficiency tax assessment, the BIR favorably considered the administrative protest filed by Piltel. Accordingly, the BIR issued a revised FAN dated February 17, 2004, which was received by Piltel on March 22, 2004. Hence, as early as December 31, 2003, Piltel paid and settled the 1999 expanded withholding tax assessment and the revised 1999 fringe benefit tax, or FBT, assessment amounting to Php26.1 million and Php5.6 million, respectively. On May 28, 2004, Piltel also filed with the BIR an application for compromise settlement for the 1999 deficiency tax assessments, particularly the value added tax, or VAT, and income tax assessments, similarly based on RR No. 30-2002 on the grounds of financial incapacity.

Moreover, on August 5, 2004, Piltel received a Preliminary Assessment Notice, or PAN, dated
July 19, 2004 in connection with Letter Notice, or LN, BOC-AID/LTS-1-41-01-02. The said LN, which is similar to a tax assessment notice, indicated a discrepancy between the importation date per Bureau of Customs, or BOC, data and the importation per 2001 VAT returns amounting to Php175.5 million, which resulted in VAT and income tax deficiency assessments amounting to Php82.4 million and Php26.5 million, respectively. On August 20, 2004, Piltel filed an administrative protest in connection with the assessments. A supplemental protest letter was also filed last October 5, 2004 to further support its position against the said tax assessments after the informal conference held with the examiners last September 21, 2004. To date, Piltel has not received any response from the BIR. Piltel intends to apply for compromise settlement, based on the same grounds of financial incapacity, in respect of any resulting deficiency tax arising from this LN once the BIR has finalized the assessment.

Air Time Purchase Agreement with AIL

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998 and as assigned and transferred to AIL, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. See Note 16 – Related Party Transactions and Note 21 – Contractual Obligations and Commercial Commitments for a detailed discussion of the terms of the agreement.

In the event that PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

We believe that the payment obligations under the Air Time Purchase Agreement exceeded the economic benefits expected to be received under it as a result of the delay in the launch of the satellite, unavailability of competitive handsets and competitions from cellular services, occurrence of a partial satellite loss, changes in the primary business of AIL and other factors affecting its business. Accordingly, we started negotiations with AIL for the revision of the payment obligations under the Air Time Purchase in 2000. As a result of these negotiations, the effective date of the Air Time Purchase Agreement became January 1, 2002. In 2002, billings for satellite air time were reduced to actual air time usage, less amount for marketing assistance to service providers.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT is also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. As at December 31, 2004, PLDT’s outstanding payables under the original Air Time Purchase Agreement was approximately Php2,954 million. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. See Note 16 – Related Party Transactions and Note 21 – Contractual Obligations and Commercial Commitments for further discussion.

On June 21, 2004, AIL also sent PLDT a letter citing PLDT in default under the Air Time Purchase Agreement for non-payment of outstanding amounts and for repudiation of its obligations thereunder. PLDT maintains, however, that the termination of the Standstill Agreement and reinstatement of the terms under the original Air Time Purchase Agreement are premature, considering that the discussions or negotiations on the terms of the proposed revised Air Time Purchase Agreement were still pending between the parties, such that it is highly inequitable for AIL to have unilaterally decided to invoke the provisions of the Standstill Agreement and declared PLDT in default. Furthermore, PLDT maintains its position that the Air Time Purchase Agreement has been rendered ineffective by various events, circumstances and technical problems encountered in the operation of the business of AIL. The substantial changes in the circumstances under which AIL must operate, changes which were not contemplated by the parties at the time the commitments were made, have rendered the commitments under the Air Time Purchase Agreement unrealistic and the performance of the same impossible.

PLDT’s LOS to Piltel

Under the terms of Piltel’s debt restructuring plan, PLDT issued a LOS for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel or any of its subsidiaries or affiliates on or after March 23, 2000. Under the LOS, PLDT is required to provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of the amount required by it to discharge in full its obligations to any creditor of Piltel and all its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. As at December 31, 2004 and 2003, the remaining undrawn balance available under the PLDT LOS was US$50 million, approximately Php2,831 million (2004) and Php2,793 million (2003) due to prior investments made from March 23, 2000 to December 31, 2004 aggregating to US$100 million through PLDT’s subscription to Series J Class I preferred shares of Piltel. There was no drawdown under the LOS in 2004 and 2003.

23. Financial Assets and Liabilities

Our financial assets and liabilities are recognized initially at cost, which is the fair value of the consideration given (in the case of asset) or received (in the case of a liability). Transaction costs (debt issuance costs) are included in the initial measurement of all financial assets and liabilities except for financial instruments measured at fair value through profit and loss. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using the effective interest rate method or at fair value depending on classification.

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2004 and 2003. There are no material unrecognized financial assets and liabilities as at December 31, 2004 and 2003.

	Carrying Value		Fair Value
	2004	2003	2004	2003
	(in millions of pesos)
Current Financial Assets
Cash and cash equivalents	27,321	19,372	27,321	19,372
Short-term investments	3,873	1,661	3,873	1,661
Trade and other receivables	10,404	17,087	10,404	17,087
Derivative assets	335	262	335	262
Total current financial assets	41,933	38,382	41,933	38,382
Noncurrent Financial Assets
Investments - available-for-sale	104	118	104	118
Derivative assets	4,116	1,361	4,116	1,361
Total noncurrent financial assets	4,220	1,479	4,220	1,479
Total Financial Assets	46,153	39,861	46,153	39,861

Current Financial Liabilities
Obligations under capital lease*	425	295	425	295
Notes payable*	58	2,133	58	2,133
Accounts payable	7,029	5,977	7,029	5,977
Derivative liabilities	473	91	473	91
Current portion of long-term debt*	28,020	23,810	28,159	24,611
Dividends payable	652	577	652	577
Total current financial liabilities	36,657	32,883	36,796	33,684
Noncurrent Financial Liabilities
Long-term debt – net of current portion*	131,377	160,464	129,359	158,149
Obligations under capital lease*	601	729	601	729
Derivative liabilities	6,930	3,737	6,930	3,737
Preferred stock subject to mandatory redemption	14,956	13,321	18,237	16,086
Total noncurrent financial liabilities	153,864	178,251	155,127	178,701
Total Financial Liabilities	190,521	211,134	191,923	212,385

* Included under “Interest-bearing Financial Liabilities” in the consolidated balance sheets.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Interest-bearing Financial Liabilities:

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies	Quoted market price. Estimated fair value is based on the discounted value of future cash flows using the applicable rates for similar types of loans.
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Preferred stock subject to mandatory redemption: The fair values were determined using an independent third party valuation model.

Derivative instruments:

Forward foreign exchange contracts and bifurcated foreign currency forwards: The fair values were determined using forward exchange market rates at the balance sheet date.

Foreign currency options: The fair values were computed using an option pricing model.

Foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows.

Bifurcated equity call options: The fair values were computed using an option pricing model.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, notes payable and accounts payable approximate the amount of consideration at the time of initial recognition.

Derivative Financial Instruments

Our derivative financial instruments are accounted for under non-hedge accounting. Changes in the fair value of these instruments are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as at December 31, 2004 and 2003:

		2004		2003
	Maturity	Notional Amount	Mark-to-market Gain (Loss)	Notional Amount	Mark-to-market Gain (Loss)
		(in millions)
	PLDT
	Long-term currency swaps
	2017	US$300	Php748	US$300	Php687
	2012	250	282	250	563
	2009(1)	–	–	175	110

Long-term foreign currency bought call options	2009	175	672	–	–

	Short-term foreign currency bought call options	76	(198)	–	–

	Long-term foreign currency sold call options	175	(22)	–	–

	Short-term foreign currency sold call options	76	117	79	247

	Interest rate swap	125	(3,468)	125	(2,587)

	Forward foreign exchange contracts	87	6	125	(11)
		JPY14	1	–	–
				–	–
	Bifurcated embedded derivatives	US$1	(1)	3	(12)

	Bifurcated equity call options	–	(1,026)	–	(1,145)
			(2,889)		(2,148)
	Smart
	Forward foreign exchange contracts	US$69	(77)	US$42	(82)
	Bifurcated embedded derivatives	19	14	48	25
			(63)		(57)
	Net liabilities		(Php2,952)		(Php2,205)

(1) Re-classified as long-term currency options starting July 1, 2004.

	2004	2003
	(in millions of pesos)
Presented as:
Current assets	335	262
Noncurrent assets	4,116	1,361
Current liabilities	(473)	(91)
Noncurrent liabilities	(6,930)	(3,737)
Net liabilities	(2,952)	(2,205)

Analysis of gain (loss) on derivative transactions for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
	(in millions of pesos)
Net mark-to-market loss – end of year	(2,952)	(2,205)	(637)
Net mark-to-market loss – beginning of year	(2,205)	(637)	(911)
Net change	(747)	(1,568)	274
Gain (loss) on contracts entered into and terminated during the year	211	(63)	(360)
Others	(292)	–	–
Gain on terminated interest swap agreement	–	–	633
Net gain (loss) on derivative transactions	(828)	(1,631)	547

PLDT

Long-term Currency Swaps

PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties intended as economic hedges of the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As at December 31, 2004, 2003 and 2002, these long-term currency swaps have an aggregate notional amount of US$550 million, US$725 million and US$550 million, respectively. Under these long-term currency swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine Peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal-only currency swap agreements in order to lower the running hedging cost of the swaps. As at December 31, 2004, 2003 and 2002, the outstanding swap contracts have an average exchange rate of Php50.76, Php51.22 and Php51.27, respectively.

In order to manage hedge costs, these swaps included a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to applicable agreed threshold amounts, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. In March 2004, PLDT amended an additional US$150 million of the long-term currency swaps to include this credit-linkage feature. As at December 31, 2004, 2003 and 2002, US$725 million, US$575 million and US$400 million of PLDT’s long-term currency swaps/options, respectively, had been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged to about 2.95%, 2.10% and 2.35% per annum as at December 31, 2004, 2003 and 2002, respectively. Any movements in the fair value of these instruments will be taken to income for the period.

Long-term Foreign Currency Bought Call Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the Philippine Peso to U.S. dollar spot exchange rate on the maturity date settles beyond Php90.00 to US$1.00, PLDT will have to purchase U.S. dollars at an exchange rate of Php52.50 to US$1.00 in addition to the excess above the agreed threshold rate. On the other hand, if on maturity, the Philippine Peso to US$1.00 spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase U.S. dollars at the prevailing Philippine Peso to U.S. dollar spot exchange rate. In July 2004, PLDT and its counterparty agreed to re-document and re-classify the transaction into long-term currency option contracts. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 3.94% and 2.30% per annum as at December 31, 2004 and 2003, respectively.

The option currency contract relating to PLDT’s option to purchase U.S. dollar at Php52.50 to US$1.00 or the prevailing spot rate at maturity, whichever is lower, is entered into in tandem with an option currency contract relating to the counterparty’s option to purchase foreign currency from PLDT at Php90.00 to US$1.00. See discussion below under – Long-term Foreign Currency Sold Call Options.

Short-term Foreign Currency Bought Call Options

PLDT utilized structures incorporating currency option contracts to hedge the maturing principal on its fixed rate notes due June 2004 and June 2005. Under the terms of the contracts, PLDT will have the option to purchase U.S. dollars at an agreed Philippine Peso to U.S. dollar spot exchange rate or the prevailing spot rate at maturity, whichever is lower.

Long-term Foreign Currency Sold Call Options

With reference to the above-mentioned hedge on the PLDT’s 2009 fixed rate notes, PLDT simultaneously sold a currency option contract with the same notional amount of US$175 million with the same maturity that gives the counterparty a right to purchase foreign currency at Php90.00 to US$1.00. Together with the bought call long-term currency option contract. PLDT has the obligation to purchase U.S. dollars at an exchange rate of Php52.50 to US$1.00 in addition to the excess above the agreed threshold rate. In exchange for this condition, the overall net hedging cost for the transaction is reduced.

Short-term Foreign Currency Sold Call Options

In order to manage hedge costs, currency option contracts that hedge PLDT’s fixed rate notes due June 2004 and June 2005 have features similar to those of the long-term currency option contracts. PLDT simultaneously sold currency option contracts with the same notional amounts and the same maturity. Together with the bought call other short term currency option contracts. PLDT has the obligation to buy U.S. dollars at the agreed strike price in addition to the excess above the agreed threshold rate should the Philippine Peso to U.S. dollar spot exchange rate on the maturity date settle beyond that agreed threshold. In exchange for this condition, the overall net hedging cost for the transactions is reduced.

PLDT also entered into short-term U.S. dollar subsidized forward contracts and Japanese yen currency option contracts to hedge other short-term foreign currency obligations.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90 to US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

Forward Foreign Exchange Contracts

PLDT entered into short-term U.S. dollar and Japanese yen forward foreign exchange contracts to hedge short-term foreign currency obligations.

Bifurcated Embedded Derivatives

Derivative instruments include derivatives (or derivative-like provisions) embedded in non-derivative contracts. PLDT’s outstanding bifurcated embedded derivative transactions cover service contracts denominated in U.S. dollars to be paid out to a Japanese company.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series VI and VII Convertible Preferred Stock, see Note 14 – Preferred Stock Subject to Mandatory Redemption. Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT common stock. For 30 days thereafter, the holders of these mandatorily converted shares of common stock have the option to sell such shares of common stock back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. As at December 31, 2004 and 2003, the net negative mark-to-market value of these embedded call options amounted to Php1,027 million and Php1,145 million, respectively.

Smart

Smart uses forward exchange contracts to hedge foreign currency-denominated assets, liabilities and firm commitments. These forward contracts have maturities ranging from one to six months.

Cash deposits, presented as prepayment for forward purchase contract under “Short-term investment”, amounting to Php3,873 million and Php1,661 million collateralize certain of the forward exchange contracts outstanding as at December 31, 2004 and 2003, respectively. The embedded foreign currency derivatives bifurcated from these prepaid forwards are presented as derivative assets or derivative liabilities.

Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at December 31, 2004 and 2003, outstanding contracts included a service contract with a foreign equipment supplier and various suppliers covering handset importations payable in U.S. dollars.

Financial Risk Management Objectives and Policies

The main purpose of our financial instruments is to fund our operations. We also enter into derivative transactions, the purpose of which is to manage the currency risks and interest rate risks arising from our operations and our sources of financing. It is, and has been throughout the year under review, our policy that no trading in financial instruments shall be undertaken.

The main risks arising from our financial instruments are liquidity risk, foreign currency risk, interest rate risk and credit risk. Our Board of Directors reviews and agrees to policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments. Our accounting policies in relation to derivatives are set out in Note 3 – Summary of Significant Accounting Policies and Practices.

Liquidity Risk

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

Foreign Currency Risk

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as at December 31, 2004 and 2003:

	2004		2003
	U.S. Dollar(1)	Php Equivalent	U.S. Dollar(2)	Php Equivalent
	(in millions)
Current Financial Assets
Cash and cash equivalents	US$251	Php14,142	US$146	Php8,116
Short-term investments	69	3,888	30	1,668
Trade and other receivables	146	8,226	195	10,839
Derivative assets	6	335	5	262
Total current financial assets	472	26,591	376	20,885
Noncurrent Financial Assets
Derivative assets	73	4,116	24	1,361
Total noncurrent financial assets	73	4,116	24	1,361
Total Financial Assets	US$545	Php30,707	US$400	Php22,246

Current Financial Liabilities
Accounts payable	US$46	Php2,592	US$71	Php3,947
Accrued expenses and other current liabilities	77	4,338	71	3,947
Derivative liabilities	8	473	2	91
Interest-bearing financial liabilities	483	27,203	405	22,512
Total current financial liabilities	614	34,606	549	30,497
Noncurrent Financial Liabilities
Interest-bearing financial liabilities - net of current portion	2,126	119,733	2,772	156,177
Derivative liabilities	105	6,930	47	3,737
Preferred stock subject to mandatory redemption	222	12,512	195	10,816
Total noncurrent financial liabilities	2,453	139,175	3,014	170,730
Total Financial Liabilities	US$3,067	Php173,781	US$3,563	Php201,227

(1) The exchange rate used was Php56.341 to US$1.00.

(2) The exchange rate used was Php55.586 to US$1.00.

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php56.341 to US$1.00 and Php55.586 to US$1.00, the Philippine peso-U.S. dollar exchange rates as at December 31, 2004 and 2003, respectively.

As at February 28, 2005, the peso-dollar exchange rate was Php54.685 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated liabilities as at December 31, 2004 would have decreased by Php4,176 million.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at December 31, 2004, approximately 98% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Of our foreign currency-denominated debts, 4% are in Japanese yen, and the balance in U.S. dollars. Thus, a weakening of the Philippine peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 64% of our consolidated foreign-currency debts), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the Philippine peso against the U.S. dollar substantially drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see Note 12 – Interest-bearing Financial Liabilities.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into foreign exchange forward contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently readily available.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans.

Interest Rate Risk

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of instrument.

Credit Risk

We trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts.

With respect to credit risk arising from our other financial assets, which comprise cash and cash equivalents, certain derivative instruments, our exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

We have no significant concentrations of credit risk.

24. Reportable Segments

Operating segments are components of PLDT that engage in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 3 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•         Wireless — wireless telecommunications services provided through our cellular service providers, Smart and Piltel, and satellite and VSAT operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat;

•         Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, Maratel, Piltel and BCC which together account for approximately 3% of our consolidated fixed lines in service, and PLDT Global; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT; call center services provided by ePLDT’s subsidiaries Parlance Systems, Inc., Vocativ Systems, Inc. and Ventus; internet access and gaming services provided by ePLDT’s subsidiaries, Infocom Technologies, Inc., DigiPar and netGames; and e-commerce and IT-related services provided by other investees of ePLDT, as described in Note 8 - Investments.

The results of the reportable segments are derived directly from the PLDT Group’s management reporting system. The results are based on the PLDT Group’s method of internal reporting. The segment assets as at December 31, 2004, 2003 and 2002 and results of operations of our reportable segments for the years ended December 31, 2004, 2003 and 2002 reported under U.S. GAAP are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Inter-segment Transactions	Total
	(in millions of pesos)

As at and for the year ended December 31, 2004
Revenues
Service	69,050	48,484	2,080	(4,662)	114,952
Non-service	6,111	–	321	(163)	6,269
Segment revenues	75,161	48,484	2,401	(4,825)	121,221

Result
Operating income (loss)	32,392	16,575	(634)	206	48,539
Income (loss) before income tax, cumulative effect of change in accounting policy and minority interest in net loss of consolidated subsidiaries	33,407	2,076	(643)	–	34,840
Provision for income tax	(5,967)	(800)	(59)	–	(6,826)
Net income (loss) for the year before cumulative effect of change in accounting policy and minority interest in net loss of consolidated subsidiaries	27,440	1,276	(702)	–	28,014

Assets
Segment assets	90,467	196,299	3,716	(30,870)	259,612
Deferred income tax assets	3,164	16,845	18	–	20,027
Total assets	93,631	213,144	3,734	(30,870)	279,639

Goodwill	15,787	426	187	–	16,400

Other segment information
Capital expenditures	14,742	4,026	500	–	19,268
Depreciation and amortization	10,085	9,674	339	–	20,098
Provision for doubtful accounts	204	3,744	–	–	3,948
Provision for inventory obsolescence	213	361	3	–	577
Asset impairment	430	365	617	–	1,412
MRP	13	553	–	–	566
Interest on loans and related items	984	10,137	42	(48)	11,115
Interest income	724	248	18	(48)	942

As at and for the year ended December 31, 2003
Revenues
Service	54,635	46,820	1,467	(2,436)	100,486
Non-service	10,548	–	316	(150)	10,714
Segment revenues	65,183	46,820	1,783	(2,586)	111,200

Result
Operating income (loss)	18,919	14,517	(489)	432	33,379
Income (loss) before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries	15,163	(4,911)	(432)	–	9,820
Benefit from (provision for) income tax	(1,672)	3,008	64	–	1,400
Net income (loss) for the year before cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries	13,491	(1,903)	(368)	–	11,220

Assets
Segment assets	86,696	190,510	3,040	(24,594)	255,652
Deferred income tax assets	3,092	17,546	74	–	20,712
Total assets	89,788	208,056	3,114	(24,594)	276,364

Goodwill	14,941	426	97	–	15,464

Other segment information
Capital expenditures	11,372	6,393	178	–	17,943
Depreciation and amortization	12,183	9,315	314	–	21,812
Provision for doubtful accounts	72	3,950	70	–	4,092
Provision for inventory obsolescence	87	152	12	–	251
Asset impairment	288	–	387	–	675
MRP	–	1,560	5	–	1,565
Interest on loans and related items	1,348	10,034	52	–	11,434
Interest income	368	138	7	–	513

As at and for the year ended December 31, 2002
Revenues
Service	36,157	46,186	772	(1,429)	81,686
Non-service	12,095	–	205	(155)	12,145
Segment revenues	48,252	46,186	977	(1,584)	93,831

Result
Operating income (loss)	10,337	2,393	(481)	(220)	12,029
Income (loss) before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries	7,297	(11,379)	(512)	–	(4,594)
Provision for income tax	(1,217)	(221)	–	–	(1,438)
Net income (loss) for the year before cumulative effect of change in accounting policy and minority interest in net income (loss) of consolidated subsidiaries	6,080	(11,600)	(512)	–	(6,032)

Assets
Segment assets	79,184	185,334	3,370	(15,354)	252,534
Deferred income tax assets	2,665	14,181	7	–	16,853
Total assets	81,849	199,515	3,377	(15,354)	269,387

Goodwill	14,768	426	97	–	15,291

Other segment information
Capital expenditures	7,564	9,068	607	–	17,239
Depreciation and amortization	6,907	10,305	354	–	17,566
Provision for doubtful accounts	456	3,659	45	–	4,160
Provision for inventory obsolescence	390	86	–	–	476
Asset impairment	75	13,204	–	–	13,279
MRP	–	324	–	–	324
Interest on loans and related items	1,813	10,816	16	–	12,645
Interest income	141	79	16	237	473

25. Other Matters

a. Supplemental Disclosures of Cash Flow Information

	2004	2003	2002
	(in millions of pesos)
Cash paid during the year for:
Income tax	5,478	2,453	351
Interest:
Capitalized to property, plant and equipment	595	887	1,343
Charged to operations	12,310	11,777	13,956
Interest income received	954	484	735

Supplemental schedule of noncash investing and financing activities:
Preferred stock subject to mandatory redemption issued	125	152	36
Long-term debt restructured	170	208	82

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

d. U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies

Effective as at February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI, because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In separate orders dated February 7 and 26, 2003, the NTC confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issued a Public Notice that AT&T’s and MCI’s circuits on the U.S.–Philippine route were fully restored. The Order also removed the Philippines from the list of U.S.–international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

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

On May 13, 2004, the U.S. FCC partially dismissed and partially denied applications by Philippine carriers, including PLDT, and certain U.S. carriers for review of the March 10, 2003 Order of the International Bureau of the U.S. FCC. In particular, the U.S. FCC affirmed the March 10, 2003 Order’s finding that “Philippine carriers engaged in collective action to “whipsaw” AT&T and MCI.” The U.S. FCC stated, however, that the findings of the March 10, 2003 Order were not findings under the U.S. anti-trust laws and that the U.S. Department of Justice is independently “investigating the possibility of anticompetitive practices among Philippine carriers under its authority pursuant to U.S. anti-trust laws.” The U.S. FCC also upheld the March 10, 2003 Order in respect of the suspension of payments for termination services to the Philippine carriers pending restoration of the circuits. In addition, the U.S. FCC denied a request to modify the March 10, 2003 Order of the International Bureau of the U.S. FCC to restore the Philippines to the list of U.S.-international routes approved for the provision of ISR. The U.S. FCC stated that it was dismissing this request as moot because of the U.S. FCC’s recently adopted International Settlements Policy Reform Order which eliminated ISR policies.

Although not included in the initial list of countries exempted from the U.S. FCC’s International Settlements Policy, or ISP, the U.S. FCC identified the U.S.–Philippines route as eligible for being removed from the ISP in accordance with its newly established procedures for doing so. Under this procedure, the U.S. FCC asked for public comment on the removal of the Philippines from the ISP. In comments filed in June and July 2004, removal was reported by several Philippine and U.S. carriers, including AT&T and MCI, and was opposed by one U.S. carrier, International Access, Inc. In November 2004, the U.S. FCC exempted a number of additional countries from the ISP, but not the Philippines. Instead, the U.S. FCC stated that it would rule separately regarding the Philippines after reviewing the issues raised by International Access, Inc. These issues are still pending before the U.S. FCC.

On July 6, 2004, PLDT filed with the U.S. FCC a petition for reconsideration of the U.S. FCC’s May 13, 2004 Order on the grounds that the order should have vacated as moot the International Bureau’s March 10, 2003 Order.

e. Investigation by U.S. Department of Justice

In January 2004, PLDT received a grand jury subpoena seeking documents and a PLDT employee was subpoenaed to testify before the grand jury in connection with a criminal investigation that was conducted by the U.S. Department of Justice with respect to alleged antitrust violations relating to the provision of international termination services in the Philippines. The U.S. Department of Justice has also requested testimony and documents from Smart in connection with this investigation. Further, in March 2004, PLDT (U.S.) Ltd., a subsidiary of PLDT Global, received a grand jury subpoena seeking documents, in response to which PLDT (U.S.) Ltd. produced documents. In February 2005, two former employees of PLDT (U.S.) Ltd. testified before the grand jury in the U.S. Department of Justice matter. A PLDT employee was also scheduled to reappear for testimony in February, but his appearance has been postponed. On May 11, 2005, the U.S. Department of Justice informed our legal counsel in Washington, D.C., Covington & Burling, that the U.S. Department of Justice has terminated its antitrust investigation relating to termination rate increases implemented in early 2003 by certain Philippine long distance carriers including PLDT and that no enforcement action will be taken.

f. Employees and Labor Relations

As at December 31, 2004, we had 18,433 employees within the PLDT Group. PLDT had 9,476 employees at the end of 2004, of which 49% were rank and file employees, 47% were management/supervisory staff and 4% were executives. This number represents a decrease of 754 employees, or approximately 7%, from the staff level as at the end of 2003, mainly as a result of the ongoing MRP. From a peak of 20,312 at the end of 1994, PLDT’s number of employees has declined by 10,836, or 53%, by the end of 2004. As at December 31, 2003, we had 17,653 and 10,230 employees under the PLDT Group and PLDT, respectively.

PLDT has three employee unions, the members of which in the aggregate represent 42% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

On March 8, 2005, PLDT and PLDT Sales Supervisors’ Union, or PSSU, concluded and signed a new three-year Collective Bargaining Agreement, or CBA, covering the period from January 1, 2005 to December 31, 2007. This CBA provides each member monthly salary increases of 8% of basic pay or Php2,000, whichever is higher, for 2005; 10% of basic pay or Php2,700, whichever is higher, for 2006; and another 10% of basic pay or Php2,400, whichever is higher, for 2007. Other highlights of this CBA were improvements of existing benefits and a one-time signing bonus of Php33,000, including a Php3,000 goodwill bonus, for each member of PSSU. Furthermore, a Php4,000 one-time clothing allowance is also provided under the CBA.

On January 20, 2005, PLDT and Gabay ng Unyon sa Telekomunikasyon ng mga Superbisor, or GUTS, our supervisors’ union, concluded and signed a new three-year CBA covering the period from January 1, 2005 to December 31, 2007. This CBA provides each member monthly salary increases of 8% of basic pay or Php2,000, whichever is higher, for 2005; 10% of basic pay or Php2,700, whichever is higher, for 2006; and another 10% of basic pay or Php2,400, whichever is higher, for 2007. Other highlights of this CBA are improvements of existing benefits and a one-time signing bonus of Php33,000, including a Php3,000 goodwill bonus, for each member of GUTS.

On February 13, 2004, PLDT and the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, concluded and signed a new three-year CBA covering the period from November 9, 2003 to November 8, 2006. This CBA provides each member a signing bonus equivalent to one month salary plus Php10,000; monthly salary increases of Php1,800, Php1,850 and Php2,450 for the first year, second year and third year, respectively; an increase in monthly relay station allowance from Php500 to Php600; an increase in per diem from Php500 to Php570; a food station allowance of Php650 per covered employee; an increase in yearly Christmas gift certificate from Php6,000 to Php7,000; an increase in the amount of coverage under the group life insurance plan from Php400,000 to Php500,000; and an additional contribution of Php1 million to the Educational Loan Fund. Other highlights of this CBA include emergency loan eligibility, an emergency case hospitalization clause and additional benefits under the medical hospitalization plan for single members’ dependents.

26. Changes in Presentation of Comparative Consolidated Financial Statements

We have reclassified certain accounts in 2003 and 2002 consolidated financial statements to conform with our 2004 consolidated financial statements presentation.