Form 20-F
period 2005-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2006-06-29
CIK 78150

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from _________ to _________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – Date of event requiring this shell company report __________

Commission file number 1-03006

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

* Registered on the New York Stock Exchange not for trading but only in connection with the registration of American Depositary Shares pursuant to the requirements of such stock exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

9.250% Notes due 2006	10.500% Notes due 2009
7.850% Notes due 2007	11.375% Notes due 2012
10.625% Notes due 2007	8.350% Notes due 2017

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report.

As at December 31, 2005:
180,789,003 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
451,589,551 shares of Serial Preferred Stock, Par Value Ten Philippine Pesos Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act: Yes [√] No [ ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: Yes [ ] No [√]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [√] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filed. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [√] Accelerated Filer [ ] Non-Accelerated Filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 Item 18 [√]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes [ ] No [√]

TABLE OF CONTENTS

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
Strategy
Wireless
Fixed Line
Information and Communications Technology
Wireless Network Infrastructure
Fixed Line Network Infrastructure
Interconnection Agreements
Licenses and Regulation
Competition
Environmental Matters
Intellectual Property Rights
Properties
Item 4A.	Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
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
EXHIBIT INDEX
CERTIFICATION

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 –Basis of Consolidated Financial Statements Preparation to the accompanying consolidated financial statements in Item 18 for a list of these subsidiaries, including a description of their respective principal business activities).

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine peso” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States, all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan, and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php53.062 to US$1.00 on December 31, 2005. On June 28, 2006, the volume weighted average exchange rate quoted was Php53.514 to US$1.00.

In this report, each reference to:

•         ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, our wholly-owned subsidiary;

•         AIL means ACeS International Limited;

•         Airborne Access means Airborne Access Corporation, a 51%-owned subsidiary of ePLDT;

•         ARPU means average monthly revenue per user;

•         BCC or Bonifacio Communications Corporation, our 75%-owned subsidiary;

•         BSP means Bangko Sentral ng Pilipinas;

•         Clark Telecom means PLDT Clark Telecom, Inc., our wholly-owned subsidiary;

•         Digital Paradise means Digital Paradise, Inc., a 69.15%-owned subsidiary of ePLDT;

•         DoCoMo means NTT DoCoMo, Inc.;

•         DSL means digital subscriber line;

•         ePLDT means ePLDT, Inc., our wholly-owned subsidiary;

•         ePLDT Ventus means ePLDT Ventus, Inc., a wholly-owned subsidiary of ePLDT carrying the umbrella brand name for ePLDT’s call center business, including Vocativ and Parlance;

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

•         Infocom means Infocom Technologies, Inc., a 99.6%-owned subsidiary of ePLDT;

•         Mabuhay Satellite means Mabuhay Satellite Corporation, our 67%-owned subsidiary;

•         Maratel means PLDT-Maratel, our 97.5%-owned subsidiary;

•         netGames means netGames, Inc., a 60%-owned subsidiary of ePLDT;

•         NTC means the National Telecommunications Commission of the Philippines;

•         NTT means Nippon Telegraph and Telephone Corporation;

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

•         Piltel means Pilipino Telephone Corporation, a 92.1%-owned subsidiary of Smart;

•         PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;

•         PLDT Global means PLDT Global Corporation, our wholly-owned subsidiary;

•         SEC means the Philippine Securities and Exchange Commission;

•         SIM means subscriber identification module;

•         SMS means short messaging service;

•         Smart means Smart Communications, Inc., our wholly-owned subsidiary;

•         Smart Broadband means Smart Broadband, Inc. (formerly Meridian Telekoms, Inc.), our wireless broadband provider and a wholly-owned subsidiary of Smart;

•         Subic Telecom means Subic Telecommunications Company, Inc., our wholly-owned subsidiary;

•         Telesat means Telesat, Inc., our 94.4%-owned subsidiary;

•         VAS means value-added service;

•         Vocativ means Vocativ Systems, Inc., a wholly-owned subsidiary of ePLDT;

•         VSAT means very small aperture terminal;

•         WAP means wireless application protocol;

•         W-CDMA means wireless-code division multiple access; and

•         Wolfpac means Wolfpac Mobile, Inc., our wireless content operator and a wholly-owned subsidiary of Smart.

FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3. “Key Information – Risk Factors.” When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The selected consolidated financial information below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes, included elsewhere in this report. The consolidated financial statements have been prepared and presented in conformity with U.S. GAAP.

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

	Consolidated Financial Data
	Years Ended December 31,
	2005	2005(1)	2004	2003	2002	2001
	(in millions, except operating income per share, earnings per common share, ratio of earnings to fixed charges and dividends declared per common share)
Amounts in conformity with U.S. GAAP:
Statements of Operating Data:
Operating Revenues	Php123,335	US$2,324	Php121,173	Php111,200	Php93,831	Php80,294
Service	120,348	2,268	114,904	100,486	81,686	67,279
Non-service	2,987	56	6,269	10,714	12,145	13,015
Operating Expenses	74,821	1,410	72,634	77,821	81,802	88,288
Operating Income (Loss)	48,514	914	48,539	33,379	12,029	(7,994)
Operating income (loss) per share
Basic	263.81	4.97	266.73	179.04	55.47	(59.52)
Diluted	255.15	4.81	252.20	165.37	52.23	(59.52)
Net income (loss)	40,603	765	28,101	11,045	(6,158)	(27,782)
Earnings per common share(2)
Basic	217.84	4.11	146.32	47.20	(52.08)	(176.85)
Diluted	211.93	3.99	145.30	45.72	(52.08)	(176.85)
Balance Sheets Data:
Cash and cash equivalents	30,064	567	27,321	19,372	10,974	4,276
Total assets	269,220	5,074	279,041	276,362	269,387	284,877
Total long-term debt - net of current portion	93,516	1,762	131,377	160,464	171,283	169,870
Total debt(3)	112,313	2,117	159,455	186,407	191,668	196,561
Total liabilities(4)	176,491	3,326	215,145	236,630	240,622	249,563
Total stockholders’ equity	79,595	1,500	48,079	24,746	16,413	24,472
Other Data:
Depreciation and amortization	27,855	525	20,098	21,812	17,566	16,218
Ratio of earnings to fixed charges(5)	5.7x	5.7x	4.1x	2.0x	–	–
Net cash provided by operating activities	64,969	1,224	62,860	42,582	39,722	20,113
Net cash used in investing activities	13,080	247	24,764	20,021	17,167	29,376
Net cash used in financing activities	48,159	908	30,078	14,135	15,954	3,841
Dividends declared to common shareholders	9,624	181	–	–	–	202
Dividends declared per common share(6)	56.00	1.06	–	–	–	1.20

_____________

(1)     We maintain our accounts in Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2005, has been translated into U.S. dollars at the exchange rate of Php53.062 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2005. This translation should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)     In 2002 and 2001 our convertible preferred shares were deemed anti-dilutive based on a calculation of the required dividends on preferred shares for each series of convertible preferred shares divided by the number of equivalent common shares assuming such preferred shares were converted into common shares and compared against the basic earnings per share. Since the amount of dividends on preferred shares over the equivalent number of common shares were greater than the basic earnings per share, the amounts for basic and diluted earnings per share are the same.

(3)     Total debt represents current portion of long-term debt, long-term debt—net of current portion and notes payable.

(4)     Total liabilities on a consolidated basis represent the difference between total assets and minority interest in consolidated subsidiaries, preferred stock subject to mandatory redemption and stockholders’ equity.

(5)     For purposes of this ratio, “Earnings” consist of income before provision for income tax (excluding PLDT’s share in undistributed income of less than 50% owned affiliates) and fixed charges (excluding capitalized interest). “Fixed charges” consist of interest (including capitalized interest, discounts and other financing costs) on all indebtedness, amortization of deferred financing costs and the estimated financing component of rent expense (i.e., one-third of rent expense).

Due to PLDT’s net losses in 2002 and 2001, the coverage ratio on a consolidated basis was less than 1.0x in these years. In order to achieve a coverage ratio of 1.0x, we would have had to generate additional consolidated earnings of Php2,463 million and Php30,126 million for each of the years ended December 31, 2002 and 2001, respectively.

(6)     The most recent cash dividend declaration made by PLDT on its common stock in 2005 was on November 8, 2005 at Php21 per common share to holders of record as at November 28, 2005 which was paid on December 28, 2005. For more information, please see “Dividends Declared” table below.

Capital Stock

The following table summarizes PLDT’s capital stock outstanding as at December 31, 2005, 2004 and 2003.

	December 31,
	2005	2004	2003
	(in millions)
Serial Preferred Stock
10% Cumulative Convertible Preferred Stocks
A to EE	Php4,073	Php4,091	Php4,099
Series III	–	46	46
Convertible Preferred Stocks Subject to Mandatory Redemption
Series V(1)	2	22	26
Series VI(1)	44	47	47
Series VII(1)	38	38	38
Cumulative Non-convertible Redeemable Preferred Stock
Series IV	360	360	360
	Php4,517	Php4,604	Php4,616
Common Stock	Php904	Php851	Php847

___________

(1) Preferred stock subject to mandatory redemption in 2008 and 2009 (see Note 14 – Preferred Stock Subject to Mandatory Redemption to the accompanying consolidated financial statements in Item 18 for further discussion).

Dividends Declared

The table sets forth dividend declarations on shares of PLDT’s common stock in 2005, which were the first cash dividend declarations on shares of PLDT’s common stock since April 2001:

	Date			Amount
Class	Declaration	Record	Payable	Per Share	Total
					(in million pesos)

Common Stock	March 1, 2005	March 31, 2005	May 12, 2005	Php14.00	2,384
	May 5, 2005	June 3, 2005	July 14, 2005	21.00	3,598
	November 8, 2005	November 28, 2005	December 28, 2005	21.00	3,642

In addition, on February 27, 2006, PLDT declared cash dividend of Php28 per share to common shareholders of record as of March 20, 2006 which was paid on April 20, 2006.

Our current policy is to declare and pay dividends taking into consideration the interests of our shareholders as well as our working capital, capital expenditures and debt servicing requirements. Also taken into consideration are our ability to meet loan covenant requirements and the required prior written consents of certain creditors and preferred stockholders (for stock dividends), under certain conditions, in the declaration and payment of dividends as discussed in Note 12 – Interest-bearing Financial Liabilities and Note 15 – Stockholders’ Equity to the accompanying consolidated financial statements in Item 18. The retention of earnings is necessary to meet the funding requirements of our business expansion and development programs. Unappropriated retained earnings of PLDT include undistributed earnings representing accumulated equity in the net earnings of our subsidiaries, which are not available for distribution as dividends until received in the form of dividends from such subsidiaries (see Note 15 – Stockholders’ Equity to the accompanying consolidated financial statements in Item 18). Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT's transfer agent in Manila, which acts as the dividend-disbursing agent, converts the peso dividends into U.S. dollars at the prevailing exchange rates, and remits the dollar proceeds abroad, net of withholding tax.

Dividends Paid

A summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars follows:

	In Philippine Peso	In U.S. Dollars
2001
January 15	1.20	0.023
April 16	1.20	0.024
2002	–	–
2003	–	–
2004	–	–
2005
May 12	14.00	0.264
July 14	21.00	0.396
December 28	21.00	0.396
2006 (through June 28, 2006)	28.00	0.528

(Note: Dividends on PLDT's common stock were declared and paid in Philippine peso. For the convenience of the reader, the peso dividends are translated into U.S. dollars based on exchange rates on the respective dates of dividend payments).

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

The following shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End	Average(1)	High(2)	Low(3)

2001	Php51.690	Php51.009	Php47.550	Php55.013
2002	53.254	51.583	49.336	53.841
2003	55.586	54.215	52.021	55.767
2004	56.341	56.044	55.142	56.443
2005	53.062	55.085	53.062	56.321
2006 (through June 28, 2006)	53.514	52.039	50.963	53.514

_____________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the period.

(2) Highest exchange rate for the period.

(3) Lowest exchange rate for the period.

	Month
	Period End	Average(1)	High(2)	Low(3)
2005
December	Php53.062	Php55.085	Php53.062	Php56.321
2006
January	52.167	52.576	52.167	52.903
February	51.725	51.795	51.499	52.097
March	51.158	51.194	50.963	51.484
April	51.777	51.394	50.997	51.889
May	52.820	52.175	51.389	52.920
June (through June 28, 2006)	53.514	53.152	52.694	53.514

_____________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the month.

(2) Highest exchange rate for the month.

(3) Lowest exchange rate for the month.

This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the exchange rate as at December 31, 2005 of Php53.062 to US$1.00. You should not assume that such peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at June 28, 2006, the exchange rate quoted through the Philippine Dealing System was Php53.514 to US$1.00.

Risk Factors

Risks Relating to Us

We face competition from well-established telecommunications operators and may face competition from new entrants that may adversely affect our business, results of operations, financial condition and prospects

The Philippine government has liberalized the Philippine telecommunications industry and opened up the Philippine telecommunications market to new entrants. Including us, there are nine major local exchange carriers, seven international gateway facility providers and five cellular service providers in the country. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly data and other network services segments. We cannot assure you that the number of providers of telecommunication services will not further increase or that competition for telecommunications customers will not lead our cellular and fixed line subscribers to switch to other operators or lead us to increase our marketing expenditures or reduce our rates, resulting in a reduction in our profitability.

Competition in the cellular telecommunications industry in the Philippines is based primarily on factors such as network coverage, quality of service and price. Recently, competition has increased as operators sought to develop and maintain market shares and to attract new subscribers. Our principal cellular competitors, Globe Telecom, Inc., or Globe, and Digitel Telecommunications Philippines, Inc., or Digitel, through its cellular service, Sun Cellular, have introduced aggressive marketing campaigns and promotions. In the future, the government may allocate further frequencies and award additional cellular telecommunications licenses, which would further increase competition.

As a result of competitive pressures, Smart has not increased its cellular rates since November 1998. Moreover, the level of competition requires Smart to continuously innovate its products and to conduct promotions, which may affect its cellular revenues and revenue growth. For example, in order to test the market demand for fixed rate or “bucket” plans for voice and text services and in response to similar types of promotions launched by its competitors, Smart launched in March 2005 the Smart 258 Unlimited Call and Text promotions pursuant to which Smart and Talk ‘N Text prepaid subscribers had the option to avail themselves of unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messages at a fixed rate.

In June 2005, Globe was awarded a license by the NTC to install fixed lines nationwide. The expanded franchise allows Globe to increase its fixed line coverage which was previously limited by its designated service areas. In addition, Globe and other fixed line operators, such as Digitel and Bayan Telecommunications Philippines, Inc., or Bayantel, have recently become more aggressive in lowering rates for national long distance calls, international long distance calls and other data services including DSL. We have likewise introduced promotions and new pricing plans which effectively lower the prices for international long distance calls and DSL.

In December 2005, the NTC awarded licenses covering third generation, or 3G, cellular services to existing cellular operators Smart, Globe, Digitel and to a new entrant, Connectivity Unlimited Resources Enterprises, or CURE. The recent introduction of 3G cellular services in the Philippines may also lead to increased competition and may require Smart to incur additional marketing expenses in order to compete more effectively against the other 3G operators.

There can be no assurance that incurring additional marketing expenses for these promotions and responding to rate pressures and the potential loss of customers will not have a material adverse effect on our financial performance.

Rapid changes in telecommunications technology may adversely affect the economics of our existing businesses and the value of our assets, increase our required capital expenditures and create new competition

The telecommunications sector has been characterized recently by rapid technological changes. We cannot assure you that these developments will not result in competition from providers of new services or the need to make substantial capital expenditures to upgrade our facilities. Furthermore, in 2005, the NTC issued the licenses covering 3G cellular services to four operators, including Smart, and we have made significant expenses in the roll out of these services. We are also currently upgrading to a next generation, all-IP, network and rolling out a wireless broadband network in order to expand our capability to provide broadband services. These projects require significant capital expenditures over the next few years.

Our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer services that meet customer demands on a competitive and timely basis. We may be unable to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate or effective manner. Future development of new technologies, services or standards could require significant changes to our business model which could necessitate new investments. In addition, new products and services may be expensive to develop and may result in increased competition. Such strategic initiatives and technological developments could require us to incur significant additional capital expenditures. There can be no assurance that we would be able to adopt and successfully implement new technologies. In addition, there can be no assurance on how emerging and future technological changes will affect our operations or the competitiveness of our services.

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

We anticipate that revenues from international long distance and international data services, including our services, will continue to decline in the future, due primarily to:

•         increased competition from other domestic and international telecommunications services providers;

•         advances in technology;

•         alternative providers offering Internet telephony, or VoIP, and broadband capacity; and

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

Our debt instruments contain restrictive covenants which require us to maintain certain financial tests and our substantial indebtedness could impair our ability to fulfill our financial obligations, service our other debt and carry out new financings or pay dividends

As at December 31, 2005, we had consolidated total indebtedness of approximately Php112,313 million (US$2,117 million), and a consolidated ratio of debt to equity (total debt on a consolidated basis divided by total equity) of 1.41x. Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios calculated on the basis of Philippine GAAP on a consolidated and non-consolidated basis, limit our ability to incur indebtedness, make investments, incur expenditures and pay dividends. Financial statements prepared in conformity with Philippine GAAP differ in some material respects from financial statements prepared in conformity with U.S. GAAP. For a description of some of these covenants, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Debt Covenants.”

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

•         limit our ability to refinance our debt obligations or incur new debt;

•         limit our ability to incur capital expenditure; and

•         limit the availability and amount of dividend payments to our common shareholders.

The principal factors that can negatively affect our ability to comply with the financial ratios and other financial tests under our debt instruments are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments of other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expense. Since approximately 98% of our total debts were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. The peso has been subject to significant fluctuations in recent years. From 2002 to 2004, the peso has generally been depreciating from a high of Php49.336 on May 20, 2002 to a low of Php56.443 on October 14, 2004. In 2005, the peso fluctuated significantly from a low of Php56.321 on July 8 to a high of Php53.062 on December 29. While the peso appreciated as at December 31, 2005, we cannot assure you that the peso will not depreciate and be subject to significant fluctuations going forward.

We have maintained compliance with all of our financial ratios and covenants, as measured under Philippine GAAP, under our loan agreements and other debt instruments. However, if negative factors adversely affect the financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. An inability to effect these measures successfully could result in a declaration of default and an acceleration of some or all of our indebtedness.

In addition, we may have difficulty meeting debt payment obligations if we do not continue to receive cash dividends from Smart.

Creditors of our subsidiaries will have superior claims to our subsidiaries’ cash flow and assets

A growing portion of our consolidated operating revenues and cash flow from operations is derived from our subsidiaries, particularly Smart. Smart and some of our other subsidiaries have significant internal cash requirements for debt service, capital expenditures and operating expenses and so may be financially unable to pay any dividends to PLDT. In addition, some of our subsidiaries are subject to covenants that restrict them from distributing cash to PLDT except under certain circumstances. In particular, Smart is subject to loan covenants that restrict its ability to distribute cash to PLDT. Although Smart received consents under its relevant loans that permitted it to make dividend payments to PLDT since December 2002, we cannot assure you that PLDT will continue to receive dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or investee in the future.

Creditors of our subsidiaries will have prior claims to our subsidiaries’ assets and cash flows. We and our creditors will effectively be subordinated to the existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries, except that we may be recognized as a creditor on loans we have made to subsidiaries. If we are recognized as a creditor of a subsidiary, our claim will still be subordinated to any indebtedness secured by assets of the subsidiary and any indebtedness of the subsidiary otherwise deemed senior to the indebtedness we hold.

Our businesses require substantial capital investment, which we may not be able to finance

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks and services, require substantial ongoing capital investment. Our consolidated capital expenditures in 2005 and 2004 totaled Php15,864 million and Php19,268 million, respectively. Our 2006 budget for consolidated capital expenditures is approximately Php19,759 million, of which approximately Php9,300 million is budgeted to be spent by PLDT, approximately Php8,635 million is budgeted to be spent by Smart and the balance represents the budgeted capital spending of our other subsidiaries. PLDT’s capital spending is intended principally to finance the continued build-out and upgrade of its data and Internet protocol infrastructures and for its fixed line data services and the maintenance of its network. Smart’s capital spending is focused on expanding and upgrading its transmission network facilities to meet increased demand for cellular services.

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

Our financial position could be materially and adversely affected if the peso significantly fluctuates against the U.S. dollar

Substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our expenses are denominated in U.S. dollars and other foreign currencies, but a significant portion of our revenues is denominated in pesos. As at December 31, 2005, 98% of our total consolidated indebtedness was denominated in U.S. dollars and other foreign currencies. As at December 31, 2005, approximately 53% of our consolidated debts were unhedged. A depreciation of the peso against the U.S. dollar increases the amount of our debt obligations and operating and interest expenses in peso terms. In the event that the peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations (such as by raising our service rates, including through adjustments to rates for local exchange service based on movements in the peso-to-dollar exchange rate) and other means to offset the resulting increase in our obligations in peso terms. Further, these changes could cause us not to be in compliance with the financial covenants imposed by our lenders under certain loan agreements and other indebtedness.

On the other hand, approximately 35% of our consolidated service revenues are either denominated in U.S. dollars or is linked to the U.S. dollar. In this respect, an appreciation of the peso against the U.S. dollar reduces our revenues in peso terms and reduces our cash flow from operations.

During the last decade, the peso has generally depreciated against most foreign currencies. In addition, during this period, the Philippine economy has also, from time to time, experienced periods of concentrated peso devaluation and limited availability of foreign currency. Since June 30, 1997, when the BSP announced that it would let market forces determine the value of the peso, the peso has experienced a significant decline against the U.S. dollar. It depreciated from Php26.376 to US$1.00 on June 30, 1997, to Php56.341 to US$1.00 as at December 31, 2004 but appreciated to Php53.062 to US$1.00 as at December 31, 2005. The peso has also been subject to significant fluctuations. The peso declined by approximately 1% against the U.S. dollar to Php56.341 to US$1.00 as at December 31, 2004 from Php55.586 to US$1.00 as at December 31, 2003 and appreciated by approximately 6% against the U.S. dollar to Php53.062 to US$1.00 as at December 31, 2005 from 56.341 to US$1.00 as at December 31, 2004. In 2005, the peso appreciated to a high of Php53.062 on December 29, 2005 after depreciating to a low of Php56.321 on July 8, 2005. While the peso appreciated as at December 31, 2005, we cannot assure you that the peso will not depreciate and be subject to significant fluctuations going forward.

The peso may again be subject to significant fluctuations and may depreciate due to a range of factors, including:

•         political and economic developments affecting the Philippines;

•         the volatility of regional currencies, particularly the Japanese yen;

•         any interest rate increases by the Federal Reserve Bank of the United States;

•         higher demand for U.S. dollars by both banks and domestic businesses to service their maturing U.S. dollar obligations; and

•         foreign exchange traders covering their short U.S. dollar positions.

The cellular telecommunications industry may not continue to grow

The majority of our consolidated revenues is currently derived from cellular services. As a result, we depend on the continued development and growth of the cellular telecommunications industry. The cellular penetration rate in the Philippines is estimated to have reached approximately 41%. As such, our cellular business is expected to grow at a slower rate as penetration rate increases and Smart moves further into the lower-income segments of the Philippine cellular services market. Growth of the cellular services market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices, the price levels of cellular handsets, consumer preferences and the amounts of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for cellular services may harm our business.

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

•         cable theft;

•         software defects; and

•         breaches of security by computer viruses, break-ins or otherwise.

While we are taking initiatives to prevent and/or mitigate the occurrence of the above risks including the preparation of a disaster recovery plan that aims to allow restoration of service at the soonest possible time from occurrence of an accident, we cannot assure you that the occurrence of any of these risks will not have a material and adverse effect on our ability to provide services to our customers.

A significant number of PLDT’s shares are held by three separate shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT

Affiliates of First Pacific directly or indirectly own approximately 31.36% of PLDT’s common stock as at December 31, 2005. This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership. NTT Communications, which owned 14% of PLDT’s common stock as at December 31, 2005, transferred on March 14, 2006 approximately 12.6 million shares of PLDT’s common stock, representing approximately 7% of the outstanding shares of PLDT’s common stock, to DoCoMo pursuant to a stock sale and purchase agreement dated January 31, 2006. NTT Communications is a wholly-owned subsidiary, and DoCoMo a majority-owned subsidiary of NTT. In connection with this transaction, First Pacific and certain of its affiliates, or the FP Parties, NTT Communications, DoCoMo and PLDT entered into a Cooperation Agreement, dated January 31, 2006, or the Cooperation Agreement, pursuant to which, among other things, certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999 and the Shareholders Agreement dated March 24, 2000 were extended to DoCoMo. As a result, NTT Communications and DoCoMo, in coordination with each other, have contractual veto rights over a number of major decisions and transactions that PLDT could make or enter into, including:

•         capital expenditures in excess of US$50 million;

•         any investments, if the aggregate amount of all investments for the previous 12 months is greater than US$25 million in the case of all investments to any existing investees and US$100 million in the case of all investments to any new or existing investees, determined on a rolling monthly basis;

•         any investments in a specific investee, if the cumulative value of all investments made by us in that investee is greater than US$10 million in the case of an existing investee and US$50 million in the case of a new investee;

•         issuance of common stock or stock that is convertible into common stock;

•         new business activities other than those we currently engage in;

•         merger or consolidation; and

•         the provision of financial support to Piltel in excess of that remaining available under the PLDT Letter of Support, or LOS.

Moreover, as a result of the Shareholders Agreement, the Cooperation Agreement and their respective stockholdings, the FP Parties, NTT Communications and/or DoCoMo are able to influence our actions and corporate governance, including:

•         elections of PLDT’s directors; and

•         approval of major corporate actions, which require the vote of common stockholders.

The FP Parties, NTT Communications and/or DoCoMo may exercise control over these decisions and transactions in a manner that could be contrary to your interests.

If a major shareholder sells its interest in PLDT, the transaction may result in an event of default

If First Pacific or NTT Communications sells all or a portion of its equity interest in PLDT, in certain circumstances, such sale may give rise to an obligation for PLDT to make an offer to purchase or prepay its outstanding debt under its US$100 million 10.625% notes due 2007 and its US$250 million 11.375% notes due 2012, its JP¥9,760 million loan agreement with Japan Bank for International Cooperation, or JBIC, (formerly known as the Export-Import Bank of Japan), and may result in a default under certain of Smart’s loan agreements. As at
December 31, 2005, Php18,234 million in principal amount of PLDT’s indebtedness is directly subject to a change in control, offer to purchase or prepay requirement and Php3,867 million in principal amount of Smart’s indebtedness is subject to an event of default in the event of a change in control of PLDT. If PLDT fails to complete a required change in control offer to purchase or prepay the affected debts, all of its debt could become immediately due and payable as a result of various cross-default provisions.

The franchise of Smart may be revoked due to its failure to conduct a public offering of its shares

Smart has publicly stated that it believes that it had ten years from the commencement of its operations, or until August 2004, to conduct a public offering of its shares required under the Public Telecommunications Policy Act, or R.A. No. 7925. As Smart has not conducted a public offering of its shares, the Philippine Congress may revoke the franchise of Smart for its failure to comply with the requirement under R.A. 7925 on the public offering of its shares. A quo warranto case may also be filed against Smart by the Office of the Solicitor General of the Philippines for the revocation of the franchise of Smart on the ground of violation of R.A. 7925. In September 2004, Senate Bill No. 1675 was filed seeking to amend Section 21 of R.A. 7925. The bill seeks to declare that a telecommunications entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-thirds of its outstanding voting stock are owned and controlled, directly or indirectly, by a listed company. The bill is currently pending in the Philippine Senate. However, we cannot assure you that such bill will be enacted and that the franchise of Smart will not be revoked due to Smart’s failure to timely conduct a public offering of its shares.

Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress. Additionally, PLDT operates pursuant to various provisional authorities and certificates of public convenience and necessity, or CPCNs, which are granted by the NTC and expire between now and 2028. Some of PLDT’s CPCNs and provisional authorities have already expired. However, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decisions on these extensions. Smart also operates its cellular, international long distance, national long distance and global mobile personal communications via satellite services pursuant to CPCNs, which will expire upon the expiration of its franchise. Smart’s franchise is due to expire on March 27, 2017, 25 years after the date on which its current franchise was granted. Smart operates international private leased circuits under a provisional authority, which expired on May 6, 2003. Smart applied for an extension of this provisional authority prior to its expiration. Because PLDT and Smart filed the applications for extension on a timely basis, we expect that these extensions will be granted. However, we cannot assure you that the NTC will grant these extensions. If a CPCN has not been issued, the NTC may permit an operator to provide services pursuant to a provisional authority. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned. However, we cannot assure you that our franchises, CPCNs and provisional authorities will be renewed. For a description of our licenses, see Item 4. “Information on the Company – Licenses and Regulation.”

The NTC also regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services. We cannot assure you that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or reduction in our total operating revenues or profitability. In addition, the NTC could adopt changes to the regulations governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers that could have a material and adverse effect on our results of operations.

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

We are also subject to a number of national and local taxes.  On May 24, 2005, the President signed into law Republic Act No. 9337, or R.A. 9337, amending certain sections of the National Internal Revenue Code which became effective on November 1, 2005. In particular, the following amendments may negatively impact our profitability:

•      increase of the income tax rate for corporations from 32% to 35% effective November 1, 2005;

•      increase in value-added tax, or VAT, rate from 10% to 12% effective February 1, 2006;

•      limited claim of input tax credits to 70% of output tax; and

•      input tax on capital goods spread evenly over 5 years or estimated useful life, whichever is shorter.

There can be no assurance that the increase in taxes will not have a material adverse effect on our revenues, profitability and cash flows.  In addition, there can be no assurance that we will not be subject to new and/or additional taxes and that we will be able to impose additional charges or fees on our customers to compensate for the imposition of such taxes.

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

The NTC may implement proposed changes in existing regulations and introduce new regulations which may result in increased competition and may have negative implications for our revenues and profitability

On June 16, 2000, the NTC issued Memorandum Circular No. 13-6-2000 proposing that cellular operators, including Smart and Piltel, be required, among other things:

•         to bill their subscribers for cellular calls on a six-second pulse basis instead of the current per minute basis;

•         not to bill calls directed to recorded voice messages; and

•         to extend the expiration date of prepaid cards from the current two months to two years.

Along with the other Philippine cellular operators, Smart sought and obtained from a Quezon City trial court, a preliminary injunction restraining the implementation of this memorandum circular. The NTC appealed the issuance of the injunction to the Court of Appeals which, on October 9, 2001, annulled the preliminary injunction, ruling that the NTC had jurisdiction over the matter. On January 10, 2002, the Court of Appeals denied the cellular operators’ motion to annul and reverse the decision of the Court of Appeals. On February 22, 2002, Smart filed an appeal with the Supreme Court arguing that the appellate court had erred in ruling that the NTC, and not the trial court, had jurisdiction over its case. On September 2, 2003, the Supreme Court upheld Smart’s appeal, reversing and setting aside the decision of the Court of Appeals and affirming that the Quezon City trial court could hear and decide the case. The case was remanded to the Quezon City trial court for continuation of the proceedings. The NTC filed a motion for reconsideration on September 29, 2003 which was denied with finality by the Supreme Court on November 13, 2003. The Supreme Court stated that “considering that the basic issues have already been passed upon and there is no substantial argument to warrant a modification of this court’s decision, the court resolves to deny consideration with finality.”

In December 2005, the NTC issued a consultative document on the development of competition policy framework for the information communications sector. The consultative paper contains 11 questions which cover the following key areas:

•         a review of market trends deemed to impinge on current and future state of competition in the sector;

•         an exploration of major policies that may change the balance of market power, hence the nature and degree of competition;

•         an assessment of the quality of current regulation, identifying major handicaps of the NTC; and

•         a discussion of the urgent tasks for the NTC to effectively govern a dynamic and complex industry.

The NTC invited public comment from industry stakeholders and other interested parties in relation to the issues raised in the paper. On January 31, 2006, PLDT submitted a comprehensive response to the consultative paper.

There can be no assurance that the NTC will not impose changes to the current regulatory framework which may lead to increased competition. Any such changes may have an adverse effect on PLDT’s business, results of operations and prospects.

If we are unable to install and maintain telecommunications facilities and equipment in a timely manner, we may not be able to keep up with our principal competitors, which may have negative implications for our revenue and profitability

Our business requires the regular installation of new, and the maintenance of existing, telecommunications transmission and other facilities and equipment, which are being undertaken. The installation and maintenance of these facilities and equipment are subject to risks and uncertainties relating to:

•         shortages of equipment, materials and labor;

•         work stoppages and labor disputes;

•         interruptions resulting from inclement weather and other natural disasters;

•         unforeseen engineering, environmental and geological problems; and

•         unanticipated cost increases.

Any of these factors could give rise to delays or cost overruns in the installation of new facilities or equipment or could prevent us from properly maintaining the equipment used in our networks, and could have a material and adverse effect on our results of operations and financial condition.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could adversely impact investor confidence and the market price of our common shares and ADSs

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting.

We cannot assure you as to our management’s, or our independent registered public accounting firm’s, conclusion as of December 31, 2006 with respect to the effectiveness of our internal control over financing reporting. There is a risk that neither our management nor our independent registered public accounting firm will be able to conclude as of December 31, 2006 that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares and ADSs.

Moreover, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations and there could be a material adverse effect on the market prices of our common shares and ADSs.

We may not be successful in our acquisitions of and investments in other companies and businesses, and may therefore be unable to implement fully our business strategy

As part of our growth strategy, we may from time to time make acquisitions and investments in companies or businesses, which may or may not be significant. The success of our acquisitions and investments depends on a number of factors, including:

  our ability to identify suitable opportunities for investment or acquisition;
  our ability to reach an acquisition or investment agreement on terms that are satisfactory to us or at all;
  the extent to which we are able to exercise control over the acquired company;
  the economic, business or other strategic objectives and goals of the acquired company compared to those of ours; and
  our ability to successfully integrate the acquired company or business with us.

Any of our contemplated acquisitions and investments may not be consummated due to reasons or factors beyond our control. Even if any contemplated acquisitions and investments are consummated, we may not be able to realize any or all of the anticipated benefits of such acquisitions and investments. Moreover, if we are unsuccessful in our contemplated acquisitions and investments, we may not be able to implement fully our business strategy to maintain or grow certain of our businesses.

Risks Relating to the Philippines

PLDT’s business may be affected by political or social or economic instability in the Philippines

On May 10, 2004, the Philippines held a presidential election which resulted in a victory by the incumbent President Arroyo who successfully retained her post. Shortly after the elections, allegations of irregularities in the presidential elections, such as stolen ballots and vote buying intensified. The Philippine Congress commenced an inquiry into a wire tapped audio tape which contains a conversation allegedly between President Gloria Macapagal-Arroyo and a commissioner of the Commission on Elections discussing the vote count on the presidential election. On June 27, 2005, President Gloria Macapagal-Arroyo publicly stated that she did speak to a commissioner of the Commission on Elections in order to protect her votes, but not to influence the outcome of the election. Impeachment complaints based on allegations of culpable violation of the Constitution, graft and corruption and betrayal of public trust were filed against President Arroyo with the Philippine Congress. On September 6, 2005, the Philippine Congress voted to reject the impeachment complaints against President Arroyo.

Recently, coup d’etat attempts against the administration of President Arroyo have been reported. On February 24, 2006, President Arroyo declared a state of emergency allowing for warrantless arrests and a temporary take-over of privately-owned utility companies. On March 3, 2006, President Arroyo lifted the state of emergency.

The Philippines has also experienced periods of slow growth, high inflation and significant devaluation of the peso. The Philippine government is also facing a fiscal deficit which it is aiming to eliminate by 2008 by implementing a number of economic reforms.

The fiscal deficit position of the Philippine government and the ongoing political uncertainty has resulted in increased concerns about the political and economic stability of the country. This, in turn, has resulted in the volatility of the peso against the dollar. There can be no assurance that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies conducive to sustained economic growth or which do not impact adversely on the current regulatory environment for telecommunications or other companies.

If foreign exchange controls were to be imposed, our ability to meet our foreign currency payment obligations could be adversely affected

Approval from or registration with the BSP for the issuance and guarantee of foreign currency-denominated borrowings is not required in order to make our foreign currency payment obligations legally valid and binding. However, receiving this approval and registration will enable a borrower to access the banking system to obtain foreign currency to service its debt obligations rather than using other sources of foreign currency, for example, foreign currency revenue streams.

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

The occurrence of natural catastrophes may materially disrupt our operations

The Philippines has experienced a number of major natural catastrophes over the years including typhoons, volcanic eruptions and earthquakes that may materially disrupt and adversely affect our business operations. There can be no assurance that the insurance coverage PLDT maintains for these risks will adequately compensate it for all damages and economic losses resulting from natural catastrophes.

Item 4. Information on the Company

Overview

We are the leading national telecommunications services provider in the Philippines. Through our three principal business groups — wireless, fixed line, and information and communications technology, or ICT, we offer a wide range of telecommunications services to over 22 million wireless and fixed line subscribers in the Philippines across the nation's most extensive fiber optic backbone and fixed line, cellular and satellite networks.

We are the leading fixed line services provider in the Philippines with approximately 62% of the total reported fixed lines in service nationwide as at December 31, 2005. Smart, our wholly-owned subsidiary, is the leading cellular services provider in the country, with approximately 45% of total reported cellular subscribers as at December 31, 2005. Piltel, Smart’s 92.1%-owned subsidiary, had approximately 14% of total reported cellular subscribers as at December 31, 2005. Our involvement in the ICT sectors are primarily through our equity interests in various entities, including ePLDT Ventus, a wholly-owned subsidiary of ePLDT carrying the umbrella brand for our call center business in the Philippines.

Our common shares are listed and traded on the Philippine Stock Exchange, or PSE, and our American Depositary Shares evidenced by American Depositary Receipts, or ADRs, are listed and traded on the New York Stock Exchange in the United States. We had a market capitalization of approximately Php359,140 million (US$6,799 million) as at May 31, 200 6, representing one of the largest market capitalizations among Philippine-listed companies. For the year ended December 31, 2005, we had consolidated operating revenues of Php123,335 million (US$2,324 million).

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is (632) 816-8556. Our website address is www.pldt.com.ph. The contents of our website are not a part of this annual report.

Historical Background and Development

PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is limited through 2028. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major shareholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific, through its Philippine and other affiliates, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications, through NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued common capital stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart. On March 14, 2006, DoCoMo acquired from NTT Communications approximately 7% of PLDT’s outstanding common shares, with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.

PLDT’s original franchise was granted in 1928 for an initial period of 50 years and was subsequently extended until 2028. The amended franchise (R.A. 7082), which became effective on August 24, 1991, also broadened PLDT’s franchise to permit PLDT to provide virtually every type of telecommunications service. PLDT’s franchise covers the business of providing basic and enhanced telecommunications services in and between the provinces, cities and municipalities in the Philippines and between the Philippines and other countries and territories including mobile, cellular, wired or wireless telecommunications system, fiber optics, multi-channel transmission distribution systems and their value-added services such as but not limited to transmission of voice, data, facsimile, control signals, audio and video, information services bureau and all other telecommunications systems technologies, as are at present available or can be made available through technical advances or innovations in the future.

Since the implementation of its Subscriber Investment Plan, or SIP, in 1973 pursuant to Presidential Decree No. 217, which, until April 21, 2003, required telephone subscribers to purchase shares of PLDT's preferred stock, PLDT has developed a broad base of public ownership with approximately 2,193,525 common and preferred shareholders of record as at December 31, 2005. Approximately 2,176,980 of these shareholders are Philippine persons representing approximately 86% of PLDT's outstanding common and preferred shares. For purposes of the percentages described in this paragraph, all the ADSs evidenced by American Depositary Receipts, or ADRs, are considered to be held of record in the United States. As approved by the NTC, the purchase of PLDT preferred shares by PLDT subscribers pursuant to the SIP became optional starting April 22, 2003.

Our consolidated capital expenditures amounted to Php15,864 million, Php19,268 million and
Php17,943 million in 2005, 2004 and 2003, respectively. Of these amounts, Php6,389 million, Php3,917 million and Php6,100 million were attributable to PLDT for 2005, 2004 and 2003, respectively, while Php8,785 million, Php14,721 million and Php11,305 million were spent by Smart for 2005, 2004 and 2003, respectively. The remaining balances were spent by our other subsidiaries, principally ePLDT and its subsidiaries.

Organization

As at May 31, 2006, our three largest shareholders were First Pacific, a Hong Kong-based investment and management company engaged in consumer, telecommunications and property businesses, which, through its Philippine and other affiliates, beneficially owned 31.36% of our common shares, NTT Communications, a wholly-owned subsidiary of NTT of Japan, which beneficially owned approximately 7% of our common shares, and DoCoMo, a majority-owned subsidiary of NTT, which owned approximately 7% of PLDT’s common shares following its acquisition of such equity interest in PLDT from NTT Communications on March 14, 2006 which reduced NTT Communications’ ownership in PLDT’s common shares from approximately 14% to approximately 7%.

PLDT and the following subsidiaries were all incorporated in the Philippines, except for PLDT Global, which was incorporated in the British Virgin Islands:

Name of Subsidiary/Investee	Principal Activity	Percentage of Ownership
		2005	2004	2003

Wireless
Smart and subsidiaries	Cellular mobile services	100.0	100.0	100.0
Telesat	Satellite communications services	94.4	94.4	94.4
ACeS Philippines	Satellite phone services	100.0	100.0	100.0
Mabuhay Satellite	Satellite communications services	67.0	67.0	67.0

Fixed Line
Clark Telecom	Telecommunications services	100.0	100.0	100.0
Subic Telecom	Telecommunications services	100.0	100.0	100.0
Smart-NTT Multimedia, Inc.	Data and network services	100.0	100.0	100.0
PLDT Global and subsidiaries	Telecommunications services	100.0	100.0	100.0
PLDT-Maratel	Telecommunications services	97.5	97.5	97.5
BCC	Telecommunications, infrastructure and related value-added services	75.0	75.0	75.0

Information and Communications Technology
ePLDT and subsidiaries	Information and communications infrastructure for Internet-based services, e-commerce, call centers and IT-related services	100.0	100.0	100.0

On September 2, 2004, Smart entered into a sale and purchase agreement to acquire 100% of Smart Broadband, a company primarily engaged in providing wireless broadband and data services to small and medium-scale enterprises in the Philippines, for a total consideration of US$45 million of which payments of US$11 million and US$7 million were made in 2004 and US$4 million in January 2005; the balance of US$23 million was paid on March 7, 2006. The acquisition aims to strengthen Smart’s position in the wireless data segment and is in line with Smart’s overall strategy of providing the widest range of innovative wireless services.

On July 2, 2004, Smart and PLDT entered into a deed of sale of shares under which Smart acquired from PLDT approximately 59.3 million shares of Piltel Class I, Series K Convertible Preferred Stock for approximately Php2,066 million. Smart converted 4.825 million of said shares into approximately 820.250 million Piltel common shares on July 9, 2004 and the balance of 54,467,720 shares were converted into 9,259,512,400 Piltel common shares on December 23, 2004. On April 25, 2005, PLDT and Smart entered into a subscription and assignment agreement under which PLDT assigned and transferred to Smart all of its 767 million shares of Piltel common stock in exchange for 11 million of Smart's preferred shares. As a result of the foregoing transactions, Smart's shareholdings in Piltel now represent 92.1% of Piltel's outstanding common shares and PLDT ceased to own any shares of Piltel's common stock.

On May 25, 2006, we announced that ePLDT and SPI Tech, L.P. entered into a non-binding letter of interest in respect of a potential acquisition by ePLDT of 100% of SPI Technologies, Inc., or SPI, one of the leading pure-play business process outsourcing, or BPO, companies and independent BPO service providers in the world. We currently expect to use internally generated cash funds to finance the possible acquisition by ePLDT of SPI. We believe that the possible acquisition of SPI would solidify ePLDT’s position as one of the largest full service BPO companies. However, there is no obligation on the parties to negotiate definitive transaction documents and there is no assurance whether and on which terms the possible acquisition of SPI will be implemented and, if implemented, whether we will be able to realize any or all of the currently anticipated benefits of such acquisition.

Wireless

We provide cellular, satellite, VSAT, wireless broadband and other services through our various subsidiaries in the wireless business segment. Revenues from our wireless business accounted for 59%, 59% and 57% of our total operating revenues for the years ended December 31, 2005, 2004 and 2003, respectively. In 2005, 2004 and 2003, cellular service revenues accounted for 96%, 97% and 97%, respectively, of our wireless business service revenues.

We provide cellular services (including handset sales), through Smart and its subsidiary, Piltel. Smart is the leading cellular services provider in the Philippines, with 15,424,196 subscribers as at December 31, 2005, representing an estimated market share of approximately 45%. Piltel, a reseller of Smart's GSM network with its own branding, had 4,984,425 subscribers as at December 31, 2005, representing an estimated market share of approximately 14%. In 2005, the combined number of Smart's and Piltel's subscribers increased by 1,200,389, or 6%, to 20,408,621. As at December 31, 2005, cellular penetration in the Philippines reached approximately 41%, which was nearly ten times the country's fixed line penetration, although the existence of subscribers owning multiple SIMs has likely overstated this penetration rate to a certain extent.

Smart's and Piltel's cellular subscriber gains were predominantly attributable to their respective prepaid services. Approximately 99% of Smart’s and all of Piltel’s cellular subscribers were prepaid as at December 31, 2005. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market. The growth in our prepaid service has enabled us to increase and broaden our subscriber base rapidly while controlling credit risk and reducing billing and administrative costs on a per-subscriber basis.

Our cellular subscriber growth has also been driven by text messaging. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. During 2005, our text messaging systems handled over 43,586 million standard outbound text messages with another 52,374 million messages generated by the unlimited text offerings. This compares to 40,953 million standard outbound text messages in 2004; unlimited text services were not yet available in 2004.

Smart's Nokia-provided cellular network is the most extensive in the Philippines, covering substantially all of Metro Manila and most of the other major population centers in the Philippines. Its dual-band GSM network allows it to deploy high capacity 1800 MHz base transceiver stations, or BTS, in dense urban areas while its 900 MHz BTS can be much more economically deployed in less densely populated provincial areas. With 5,982 GSM base stations as of the end of December 2005, Smart’s cellular network covers approximately 82% of all towns and municipalities in the Philippines, accounting for over 99% of the population. Piltel’s services are also supported on the network.

Fixed Line

We are the leading fixed line operator in the Philippines. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. We had approximately 2.1 million fixed lines in service as at December 31, 2005. Revenues from our fixed line services accounted for 40% of our consolidated operating revenues in 2005.

Our 5,400-kilometer long digital fiber optic backbone is supported by an extensive digital microwave backbone. We are in the process of installing an additional 1,000-kilometer fiber optic link to accommodate the increasing demand for higher-capacity voice, data and video services. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area. Our network offers the country's most extensive connections to international networks through three international gateway switching exchanges, satellite systems and various regional submarine cable systems in which we have interests.

Information and Communications Technology

Through our wholly-owned subsidiary, ePLDT, we provide broad-based integrated ICT services focusing on infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery. ePLDT's principal activities are the operation of an Internet data center under the brand name Vitro™, call center and Internet and gaming businesses. As the newest business in the PLDT group, revenues from our ICT services accounted for approximately 3% of our total operating revenues in 2005.

Strengths

We believe our business is characterized by the following competitive strengths:

•         Recognized Brands. PLDT and Smart are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for over 75 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. Piltel's Talk ‘N Text brand, which is provided using Smart’s network, has also gained significant recognition.

•         Leading Market Shares. With over 22 million fixed line and cellular subscribers as at December 31, 2005, we have the leading market position in both fixed line and cellular markets in the Philippines.

•         Diversified Revenue Sources. As a result of the continued growth of cellular service in the country, approximately 62% of our consolidated operating revenues in 2005 were derived from our wireless business segment. Fixed line revenues, which represented 40% of our consolidated operating revenues in 2005 and 2004, have remained stable over the past three years despite pressures on traditional fixed line voice revenues, resulting from increases in our fixed line data and other network services. We continue to identify and develop new revenue sources from our cellular, fixed line and ICT businesses.

•         Advanced Integrated Network. With one of the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. We are enhancing the capabilities of our fixed line and wireless networks to allow us to better exploit this competitive strength and achieve higher levels of network efficiency in providing voice and data services. In addition, we have commenced upgrading of our fixed line network to Next Generation Network, or NGN, and the rolling out of 3G and wireless broadband in order to increase broadband subscribers, and expand our data/broadband capabilities.

•         Innovative Products and Services. We have successfully introduced a number of innovative and award-winning cellular products and services, including Smart Load and Pasa Load. Smart Load is an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible, to consumers. Pasa Load (the term “pasa” means “transfer” in the vernacular), is a derivative service of Smart Load that allows load transfers to other Smart Buddy and Talk ‘N Text subscribers.

•         Strong Strategic Relationship. We have important strategic relationships with NTT Communications, DoCoMo and First Pacific. The technological support, international experience and management expertise made available to us through these strategic relationships enhance our market leadership and ability to provide and cross-sell a more complete range of products and services.

Strategy

The key elements of our business strategy are:

•         Build on our leading positions in the fixed line and wireless businesses. We plan to build on our position as the leading provider of fixed line service in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost. We plan to build on our position as the leading wireless service provider in the Philippines by continuing to introduce new products and services to increase our subscribers' use of our network for both voice and data, as well as their reliance on our services. We are currently upgrading our fixed line facilities to a NGN and also rolling out a 3G network based on a W-CDMA technology as well as expanding our DSL and wireless broadband facilities. Our operating target is to continue growth in profitability by increasing our revenues while controlling our costs.

•         Capitalize on our strength as an integrated provider of telecommunications services. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services. In addition, we are currently developing convergent products which feature the combined benefits of providing voice and data, and fixed line, wireless and ICT services utilizing our network and business platforms. We are also lowering our costs by integrating operations of our different businesses.

•         Strengthen our leading position in the data market. Using our fixed line business, we are committed to further develop, enhance and lead our fastest growing business segment – data and other network services. Consistent with our strategy of introducing innovative products and services using advanced technology, we have launched various products and services that address different market needs.

•         Strengthen our financial position. We are working to increase our cash flow available for debt reduction and dividends by containing our operating costs, managing capital expenditures and generating cash returns from our investments in subsidiaries. Since December 2002, Smart has been regularly paying dividends to PLDT to supplement PLDT’s cash flows available for debt reduction. The cash flows generated by our businesses have increased significantly in recent years which has allowed us to substantially reduce our levels of indebtedness and also restore the payment of dividends to our shareholders. In 2005, we repaid US$714 million of debts and paid common dividends aggregating Php9,587 million. We currently expect that a greater proportion of our free cash flow in succeeding years may be utilized for the payment of common dividends while continuing to service our maturing debt obligations.

Business

Wireless

We provide cellular, satellite, VSAT, wireless broadband and other services through our wireless business segment.

Cellular Service

Overview

Our cellular business, which we provide through Smart and Piltel to over 20 million subscribers, approximately 99% of whom are prepaid subscribers, is focused on providing wireless voice communications, wireless data communications (primarily through text messaging) and a variety of other value-added services, such as (a) Mobile Banking (banking services delivered over the cellular network); (b) Smart zedTM; (c) Smart Money; and
(d) international roaming, as well as other value-added services developed on Smart’s and Piltel’s own platform. Smart services approximately five million subscribers of Piltel on its GSM network through a facilities service agreement with Piltel, under the brand name Talk ‘N Text.

The following table summarizes key measures of Smart’s and Piltel’s cellular business as at and for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31,
	2005	2004	2003
Systemwide cellular subscriber base	20,408,621	19,208,232	12,947,197
Smart	15,424,196	14,595,782	10,080,112
Prepaid	15,144,118	14,321,288	9,831,135
Postpaid	280,078	274,494	248,977
Piltel(1)	4,984,425	4,612,450	2,867,085
Growth rate of cellular subscribers	6%	48%	51%
Smart	6%	45%	48%
Piltel(1)	8%	61%	62%
Cellular revenues (in millions)	Php74,229	Php72,532	Php63,298
Service	71,518	66,421	52,750
Non-service
Handset sales	2,711	6,111	10,548
Percentage of cellular revenues to total operating revenues	57%	58%	56%

_____________

(1)       Represents Talk ‘N Text, a prepaid service provided by Piltel using Smart’s network. Piltel’s revenue is net of service fees payable to Smart for using Smart’s network. Piltel does not offer postpaid service.

Service Plans. Smart and its service brands are strong and widely recognized brand names in the Philippines. Smart’s approach has been to methodically segment the market and tailor services and content appropriate to each particular niche. An example of Smart’s successful market segmentation strategy is Talk ‘N Text, the brand carried by Smart’s subsidiary, Piltel. Talk ‘N Text is aimed at the lower-income markets with the objective of serving as a flanker brand against competition. Capitalizing on the Filipino’s love for pop culture, Talk ‘N Text extensively uses local celebrities as its endorsers and the vernacular in its advertising and promotional campaigns. With almost five million subscribers, Talk ‘N Text has the third-largest GSM subscriber base in the Philippines.

Smart Infinity is a premium postpaid plan targeting affluent individuals 35 years and above who are highly mobile locally and internationally. It offers a round-the-clock dedicated personal concierge service, international assistance services, premium handset packages and exclusive lifestyle content. addict mobile is a postpaid plan targeting primarily 18-35 year olds in the higher and middle-income markets. It offers exclusive multimedia content to subscribers and features personalized means for Internet surfing, allowing subscribers to apply their allocated free credits towards their choice of data and value-added services.

Text Messaging Service and Other Value-added Services. The Philippine cellular market is one of the most text messaging-intensive markets in the world, totaling approximately a billion text messages per day. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. Text messaging also utilizes less network capacity than voice, thereby increasing network efficiency.

Text messaging has been one of the key drivers for our cellular subscriber growth. Strong volume growth in text messaging contributed significantly to our cellular revenue growth in 2005. During 2005, our text messaging systems handled over 43,586 million standard outbound text messages with another 52,374 million messages generated by the unlimited text offerings. This compares to 40,953 million standard outbound text messages in 2004; unlimited text services were not yet available in 2004.

We currently expect that the recent awarding of a 3G license to Smart will further enhance its current selection of voice to data services, including text messaging. We currently believe the success of text messaging is a strong indicator of future data potential in this market.

We have been using diversified and innovative products and services as a competitive advantage in gaining and retaining market share as well as improving profitability. Smart has diversified its wireless data revenues beyond text messaging and is well ahead of other players in the market in terms of enhanced data services. Its catalog of innovations include the award-winning Smart Money (a mobile cash card) and Smart Load (an over-the-air electronic loading facility), both of which were honored by the World GSM Congress in 2001 and 2004, respectively, as “Most Innovative Service for Consumers.” Smart Load has revolutionized the mobile industry in Asia with its adaptation of the “sachet” concept in consumer goods to air time reloads. The concept has since been emulated by other Asian operators and is regionally referred to as “micro prepaid reloads.” Smart subsequently introduced Pasa Load, a derivative service of Smart Load, which allows for air time load transfers between subscribers. Smart also offers the following value-added cellular services:

•               Mobile Banking, launched in collaboration with various banks, allows subscribers to execute certain banking transactions, such as balance inquiries and transfers, over their mobile telephones;

•               Smart Money, launched in conjunction with MasterCard, enables subscribers to pay for their purchases by transferring money from their bank accounts to their Smart Money cards as well as reload their prepaid cards electronically; and

•               Smart Padala, one of the many innovative initiatives from our Smart Money platform, is the first cash remittance service through text and is faster and cheaper than traditional remittance arrangements. It was launched initially as an international remittance service for overseas Filipino workers but is now available for domestic remittances as well.

We also offer value-added services such as voice mail, information-on-demand, which is a service that allows subscribers to order information from our content providers whenever desired, mobile banking and TextMail, which is a service that allows subscribers to send and receive text messages through their personal computers and location-based services. In addition, Smart has a number of interactive activities, such as text games and chat services, developed on its own platforms.

Due to the high level of text messaging service usage, we believe that the Philippine market is well suited for text-based informational and e-commerce services. Our current approach is to continue maximizing our GSM, or 2G, services and also offer General Packet Radio Service, or GPRS or 2.5G, to serve increased demand for bandwidth-intensive applications. GPRS allows data transfer at an average speed of up to 115 kilobits per second. In addition, we have upgraded our network to Enhanced Data for GSM Evolution, or EDGE. EDGE is a technology that is expected to further increase the speed and data capability of our GSM network. On December 29, 2005, Smart was awarded a 3G license by the NTC after being ranked highest by the NTC in garnering a perfect score on a 30-point grading system designed to gauge the capability of telecommunication operators to effectively provide extensive 3G services. As a result of the ranking, Smart received the largest radio frequency allocation of 15 MHz as well as first choice of frequency spectrum. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to rapidly deploy its 3G network nationwide and at the same time offer the highest quality of 3G service.

On February 14, 2006, Smart rolled out its 3G network in selected key cities nationwide, making video calling, video streaming, high speed Internet browsing and special 3G content downloads on its 3G network available on a free trial basis, thus making Smart the first mobile operator in the Philippines to offer 3G services to the public. Smart is continuing to extend the reach of its 3G network in various cities and municipalities nationwide, further improving coverage in major urban centers and selected provincial areas.

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

Smart Buddy and Talk ‘N Text prepaid cards are sold in denominations of Php300, Php500 and Php1,000, which include 33, 83 and 250 free text messages, respectively. The stored value of a prepaid card remains valid for a period of two months from the time a subscriber activates the card. The introduction of our “over-the-air” electronic loading facility Smart Load in 2003 made reloading of air time credits more convenient for, and accessible to, consumers. Smart Load’s over-the-air reloads have evolved to respond to market needs and are now being offered in the following denominations and corresponding expiration periods:

Denomination	Load Expiry	Equivalent Values
Php10	–	10 text messages
Php20	–	20 text messages
Php30	3 days	30 text messages or 3 local call minutes
Php60	6 days	60 text messages or 6 local minutes
Php115	12 days	115 text messages or 13 local call minutes
Php200	30 days	200 text messages plus 30 free text messages or 25 local call minutes
Php300	60 days	300 text messages plus 33 free text messages or 40 local call minutes

Smart Load was followed by Pasa Load, a derivative service allowing prepaid subscribers to transfer even smaller denominations to other prepaid subscribers. Pasa Load comes in denominations of Php2, Php5, Php10 and Php15, all carrying a one-day load expiry. Smart Buddy subscribers who reload other Smart Buddy or Talk ‘N Text subscribers via Pasa Load are charged Php1.00.

Smart Buddy subscribers are charged Php6.50 per minute for calls to Smart Buddy and Talk ‘N Text subscribers and Php7.50 per minute terminating to other cellular or fixed line networks. Talk ‘N Text calls to Talk ‘N Text subscribers are charged Php5.50 per minute while calls to Smart Buddy and other cellular and fixed line subscribers are charged Php6.50 per minute.

Smart Gold has the following flat rate and consumable plans:

•         Flat Rate plans (regular plans) are available with monthly service fees ranging from Php500 to Php8,000 with varying amounts of free air time and text messages and different rates beyond the free minutes and text messages, depending on the monthly service fee. Monthly service fees for these plans are applicable only to local calls and text messages. All other services are billed on top of the monthly service fee; and

•         Consumable plans are available with monthly service fees ranging from Php800 to Php8,000 with different amounts of free text messages and different rates beyond the free minutes and text messages. Subscribers to these plans may apply their monthly service fees to all voice calls, text messages (both local and international) and value-added services.

addict mobile has the following flat rate and consumable plans:

•         Flat Rate plans (regular plans) are available with monthly fees ranging from Php500 to Php3,500 with varying amounts of free air time and free data and different rates beyond the free air time and data, depending on the monthly service fee; and

•         Consumable plans are available with monthly service fees ranging from Php800 to Php5,000 with different amounts of free data and text messages. Subscribers to these plans may apply their monthly service fees to voice calls, text messages (both local and international) and value-added services.

addict mobile subscribers are allowed to apply their allocated free credits on their choice of data and value-added services.

Smart is permitted to adjust its cellular air time and national direct dial rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to Smart by the NTC, Smart is permitted to increase and is required to decrease its air time and national direct dial rates by 1% for every Php0.25 change in the exchange rate relative to a base rate of Php24.726 to US$1.00. However, Smart has not implemented any foreign currency adjustments to its rates since November 4, 1998 because of the concern that increased rates may result in decreased usage by its subscribers or switching to other cellular services providers by its subscribers.

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

Charges for point-to-point text messages beyond the allotted free text messages are as follows:

•               for Smart Buddy and amp subscribers, Php1.00 per message; and

•               for Smart Gold, addict mobile and Smart Infinity subscribers, Php0.50 or Php1.00 per message, depending on air time plan, as listed in the table above.

Smart Buddy, Smart Gold and addict mobile subscribers pay the same charges for SMS-based value-added services, as follows:

•               Php15.00 per message for international text for Smart Buddy and amp subscribers and Php10.00 per message for international text under the Smart Gold plans and for addict mobile and Smart Infinity subscribers;

•               Php2.50 per message for e-text and information-on-demand services, such as news, stock and entertainment updates;

•               Php15.00 for downloading ring tones and logos;

•               Php2.50 per Mobile Banking and Smart Money transaction, such as balance inquiry and fund transfer; and

•               Php10.00 per subscription of logos, ringtones: Php5.00 per logo or ringtone for addict mobile and Smart Kid.

For multimedia messaging service, or MMS, and wireless application protocol, or WAP, services, the charges are as follows:

•               Php1 per MMS for MMS among all Smart subscribers and Php2 per MMS for Smart-to-other networks;

•               Php15.00 per download of pictures, greeting cards, polyphonic ring tones;

•               Php5.00 per MMS for e-text and information-on-demand services (such as news, stock and entertainment updates);

•               Php5.00/Php15.00 for downloading via Smart WAP portal (depends on the type of service, if info-based, Php5.00 for all brands; if personalization-based (logo or ringtones) Php15.00 per download for all brands); and

•               Php10.00 per 30 minutes when surfing outside the Smart WAP portal.

For voice mail retrieval, all Smart subscribers are charged Php6.50 per minute.

Piltel’s Talk ’N Text prepaid cards are sold in the same denominations as Smart Buddy prepaid cards. Talk ‘N Text offers a flat rate of Php5.50 per minute for Talk ‘N Text to Talk ‘N Text calls and voice mail retrieval and Php6.50 for Talk ‘N Text-to-other cellular and fixed line networks, and offer US$0.40 per minute for international dialing calls to all destinations. Talk ‘N Text subscribers are charged Php1.00 for a regular text message in excess of free text allocations while for value-added services, such as logo and ring tone downloads are charged within a range of Php2.50 to Php15.00 per message. Mobile games range from Php30.00 to Php50.00 per game download.

Beginning in March 2005, Smart launched a series of promotions, under the brand Smart 258 Unlimited Call and Text, to test the market demand for fixed rate or “bucket” plans for voice and text services. Under these promotions, Smart and Talk ‘N Text prepaid subscribers had the option, for the duration of the promotion, to register for unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messaging service.

The current Smart 258 promotion has the following features:

•         Unlimited Text – Php15, Php30 and Php60 denominations with expiry periods of one, two and four days, respectively, with unlimited on-network text all day service; and

•         Text and Call Combo – Php20 load denomination with unlimited text on-network for one day and a call with a maximum duration of five minutes and valid within 24 hours.

On August 23, 2005, Smart also introduced a flat rate promotion which allows Smart and Talk ‘N Text prepaid subscribers to make a call to another Smart or Talk ‘N Text subscriber of up to three minutes for Php10, or extend up to five minutes for a flat rate of Php15. The flat rate promotion was relaunched on February 11, 2006 and has been extended until July 10, 2006.

On April 23, 2006, Smart introduced a new variety of top-ups – Smart Load “All Text,” which allows 10 and 20 messages without expiration for a suggested retail price of Php12 and Php23, respectively. On May 1, 2006, the number of messages allocated for the 10-message load was increased to 15. This promotion offering the additional five messages has been extended until June 30, 2006.

On April 1, 2006, Smart rolled-out Smart Click, a chain of mobile Internet cafés. Smart Click Internet cafés are currently housed in air-conditioned 40-foot container vans and designed to provide remote communities with high-speed, wireless Internet access nationwide. Smart Click has established 18 mobile Internet cafés to-date and plans to open at least 80 branches.

On February 14, 2006, Smart launched its 3G service on a free-trial basis. Subscribers using Smart’s network with 3G handsets in selected key areas could avail of services such as video calling, video streaming, high-speed Internet browsing and special 3G content downloading under Smart’s 3G network.

On May 1, 2006, Smart unveiled new and expanded 3G services and announced as well the commercial rates of its 3G services. Under the introductory pricing scheme that took effect on May 1, Smart 3G rates are aligned with existing 2G rates while some services remain free of charge.

•         Smart-to-Smart video calls remain free of charge while international video calls, initially available in three countries, are priced similarly to a regular IDD call at US$0.40 per minute;

•         all 3G video and audio streaming are charged a Php15 access fee for every 30 minutes plus a separate fee for content;

•         3G Internet and WAP browsing are priced at Php10 for every 30 minutes;

•         downloads of 3G content such as video clip, ringtones, visual ringers and games range from Php20 to Php50 per download; and

•         Php1 per MMS for MMS among all Smart subscribers and Php2 for Smart-to-other networks.

We sell our cellular services primarily through a network of independent dealers that generally have their own retail networks, direct sales forces and sub-dealers. We currently have 15 major dealers, ten of whom are exclusive. These dealers include major distributors of cellular handsets and focus on telecommunications outlets. Account managers from our dealer sales force manage our dealer network and regularly update these dealers on our upcoming marketing strategies, promotional campaigns and product development. With the introduction of Smart Load in May 2003, Smart moved into a new mode of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods such as shampoo and ketchup, required a distribution network more comparable to those of soft drink and beer distributors. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses over 700,000 retail agents, 80% of which are micro businesses (e.g., neighborhood stores, individuals acting as roving agents). These micro-retailers must be affiliated with any of Smart’s ten authorized consumer distributors. With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations down to Php10, Smart’s prepaid service becomes even more affordable to subscribers, thus attracting new customers in previously underserved segments of the market.

For prepaid services, we grant discounts to dealers for prepaid phone kits, air time cards and over-the-air reloads sold. Smart and Piltel compensate dealers with Php800 in cash per prepaid phone kit sold. An additional 1% discount based on the suggested retail price is given on cash purchases. Air time cards and over-the-air reloads are sold to distributors at volume discounts determined by the value of the cards purchased by the distributors. Discounts given for air time cards sold range from 9.5% to 10% while commissions on over-the-air reloads range from 2.5% to 5%. Air time cards cannot be returned or refunded and normally expire within six to 12 months after release from the Smart warehouse.

Satellite, VSAT, Wireless Broadband and Other Services

Overview

We currently provide satellite, VSAT, wireless broadband and other services through Mabuhay Satellite and Telesat, ACeS Philippines, our satellite phone service provider; Smart Broadband, our wireless broadband provider; and Wolfpac, our wireless content operator.

Mabuhay Satellite

Mabuhay Satellite, incorporated on November 10, 1994, is engaged in the control and operation of Agila II, the Philippines' first communication satellite. Agila II commenced commercial operations in January 1998. Mabuhay Satellite leases satellite space segments in both the C and Ku bands on the Agila II satellite. Through Agila II satellite, Mabuhay Satellite also offers Internet backbone access, video and data broadcasting, and bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region.

In February 2001, Mabuhay Satellite received a certification from the U.S. Federal Communications Commission, or FCC, for its Agila II satellite, establishing it as the first Asian satellite on the FCC’s “Permitted Space Station” list. Agila II joins six other non-U.S. satellites on the select list. The granting of the certification indicates that Agila II satellite fully complies with the FCC’s technical requirements and allows U.S.-owned and operated earth stations in Hawaii to access Agila II.

Telesat

Telesat operates a nationwide communications satellite network using VSAT technology. Telesat offers voice, facsimile and data transmission services throughout the Philippines, including areas that are underserved or unserved by local fixed line operators. In 2005, Telesat generated revenues of Php214 thousand and posted a net loss of Php42 million.

Using VSAT technology, we also provide the following services:

•               point-to-multipoint data transmission services, usually for intercompany communication for corporate customers;

•               private point-to-point services; and

•               connectivity for the cell sites of our wireless network in outlying locations.

We lease transponder capacity on Agila II satellite to provide VSAT services.

ACeS Philippines

ACeS Philippines owns approximately 20.23% of AIL. AIL aims to develop and implement a satellite-based communications system to provide services to users in the Asia-Pacific region through the Garuda I satellite, or ACeS System and ACeS Service. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that will allow ACeS service subscribers to access GSM terrestrial cellular systems in addition to the ACeS system. Further, AIL has an Air Time Purchase Agreement, or ATPA, with National Service Providers, or NSP, in Asia, including PLDT. For further discussion regarding the ATPA, please see Note 16 – Related Party Transactions and Note 21 – Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18.

As part of the consolidation process of the PLDT Group’s wireless business, ACeS Philippines’ operations has been integrated into Smart. This operational integration effectively gives Smart the widest service coverage in the Philippines through the combination of ACeS Philippines satellite phone service and Smart’s cellular service.

Smart Broadband

Smart Broadband is engaged in providing wireless broadband and data services to residential consumers as well as small and medium-scale enterprises in the Philippines. As of December 31, 2005, Smart Broadband had 25,428 wireless broadband subscribers, of which 21,759 residential subscribers are under the brand name Smart WiFi. Smart WiFi aims to strengthen Smart’s position in the wireless data segment and complements PLDT’s myDSL service in areas where the latter is not available. In April 2006, this service was relaunched as Smart Bro.

Wolfpac

Wolfpac is primarily engaged in the business of consumer mobile applications software development and consumer mobile content development and other allied services. Wolfpac is one of the leading content providers and the only Philippine content provider to have been nominated twice at the annual GSM Congress for successes in application developments. Wolfpac generated revenues of Php197 million and posted a net income of Php108 million in 2005. It aims to provide Smart to have a direct link to the content development community, a key differentiator in wireless communication service. The company has various agreements with third parties for musical compositions, original sound recordings, original movies, caller ringtunes and other services.

Revenues

Our satellite, VSAT, wireless broadband and other service revenues consists of:

•         lease payments from the rental of Mabuhay Satellite’s C-band and Ku-band transponders;

•         revenues generated from Telesat’s nationwide satellite network;

•         revenues generated from ACeS Philippines’ satellite phone service;

•         revenues generated from Smart Broadband’s wireless broadband and data services; and

•         revenues generated from Wolfpac for wireless data content.

Rates

Mabuhay Satellite leases its transponders to third parties at average annual rates of approximately US$0.9 million and approximately US$0.7 million for its C-band and Ku-band transponders, respectively. Telesat provides its VSAT services on a cost plus mark-up basis. ACeS Service mobile subscribers are charged Php13.84 per minute for local and cell-to-cell calls and for national direct dial services, while residential subscribers are charged a peak-hour rate of Php13.00 per minute and an off-peak hour rate of Php8.00 per minute for domestic calls regardless of destination. For ACeS System public calling offices, callers are charged Php4.50 and Php7.00 per minute for calls terminating to fixed line and cellular networks, respectively. Rates for international long distance calls, depending on the country of termination, ranging from US$0.35 per minute for frequently called countries to US$0.85 per minute for less frequently called countries.

Smart Broadband offers its wireless broadband and data services for residential consumers as well as small and medium-scale enterprises. The wireless broadband service for residential consumers is branded as Smart Bro and offers a maximum speed of 384 kbps for Php988 per month. Monthly service fees for corporate data services range from Php2,200 to Php48,000 depending on the connection speed requirements.

WolfPac generates revenues from SMS subscriptions, institutional services and downloadable contents. The subscription price for the SMS subscription and institutional services is pegged at Php2.50 per SMS, while downloadable contents range from Php10.00 to Php45.00.

Fixed Line

We provide local exchange, international long distance, national long distance, data and other network and miscellaneous services under our fixed line business segment.

Local Exchange Service

Overview

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT.

The following table summarizes key measures of our local exchange service segment as at and for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31,
	2005	2004	2003

Number of fixed lines in service (at year-end)	2,113,799	2,152,027	2,185,951
Net additions (reductions)	(38,228)	(33,924)	(2,661)
Growth rate	(2%)	(2%)	–
Number of fixed line employees (at year-end)	9,197	9,692	10,518
Number of fixed lines in service per employee	230	222	208
Consolidated local exchange service revenues (in millions)	Php20,229	Php20,606	Php20,728
Growth rate	(2%)	(1%)	(3%)
Local exchange service revenues as a percentage of total service revenues	16%	17%	20%

We also provide local exchange services through our subsidiaries Clark Telecom, Subic Telecom, Maratel and Piltel. Together, these subsidiaries account for approximately 3% of our consolidated fixed lines in service.

We regularly adjust our rates and introduce new products and services in an effort to increase our number of subscribers, improve our churn management efforts and minimize our credit risk exposure. Since 1999, we have launched a prepaid fixed line service, introduced additional value-added services, introduced initiatives aimed at increasing subscription in areas where we have excess capacity and reduced our installation fees, as described below in the "— Rates" section.

Initially intended as an alternative affordable telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of PLDT’s overall churn and credit risk exposure management and subscriber retention strategy.

Rates

As of December 31, 2005, basic monthly charges for our local exchange service in the Metropolitan Manila area were Php645.01 for a single-party residential line and Php1,344.14 for a single business line. Monthly charges vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Occasionally, we launch promotions waiving or offering discounts on installation charges to encourage subscriber take-up. Regular installation charges amount to Php1,999 for residential customers and Php3,500 for business customers. Other than basic monthly charges, we do not charge our postpaid subscribers for local calls.

Pursuant to a currency exchange rate mechanism authorized by the NTC, we adjust our monthly local exchange service rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to us by the NTC, we are permitted to increase and are required to decrease these rates by 1% for every Php0.10 change in the exchange rate relative to a base exchange rate of Php11 to US$1.00. During 2005, we implemented three upward and six downward adjustments in our monthly local exchange service rates.

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

International Long Distance Service

Overview

Our international long distance service consists of voice and packet-based voice services that go through our international gateway facilities. We also generate international long distance revenues through access charges paid to us by other Philippine telecommunications carriers for incoming international voice calls that terminate to our local exchange network. Our packet-based voice services are transmitted over our existing traditional circuits: voice over internet protocol, or VOIP; network of a consortium of dominant carriers in Asia; asynchronous transfer mode, or ATM; and Internet protocol global backbone of PLDT Global.

The following table shows certain information about our international long distance business as at and for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31,
	2005	2004	2003

Total call volumes (million minutes)	2,226	2,348	2,286
Growth rate	(5%)	3%	(19%)
Inbound call volumes (million minutes)	2,079	2,192	2,128
Growth rate	(5%)	3%	(20%)
Outbound call volumes (million minutes)	147	156	158
Growth rate	(6%)	(1%)	(8%)
Inbound-outbound call ratio	14.1:1	14.1:1	13.5:1
Total international long distance service revenues (in millions)	Php12,245	Php12,804	Php12,767
Growth rate	(4%)	–	20%
International long distance service revenues as a percentage of total service revenues	10%	11%	12%

International long distance service historically has been a major source of our revenue. However, due to the steep decline in inbound termination and collection rates and intense competition, revenues derived from our international long distance service had been declining through the end of 2002. We adopted a two-pronged initiative in early 2000 with respect to inbound international service to try to address this issue. First, we lowered our inbound termination rates at that time; by reducing our rates, we reduced the incentive for unauthorized traffic termination and bypass routings by toll bypass operators, and therefore were able to recover some lost traffic; and secondly, we intensified our efforts to identify and contain unauthorized traffic termination and bypass through more effective monitoring of our international trunks, leased lines and local network. International simple resale operation occurs when a company rents an international leased line from a Philippine international gateway operator, aggregates traffic outside the Philippines and carries and terminates this traffic at the local public switch telephone network in the Philippines. This termination of other unauthorized and international simple resale can be used to bypass the local access charge system and is illegal in the Philippines. In 2005, the appreciation of the peso contributed to the decline in our international inbound revenues since settlement charges are billed in U.S. dollars or special drawing rights.

We are more selective in accepting incoming traffic from new and startup carriers, particularly second and third tier international carriers. In addition, we adopted a policy requiring prepayment from certain second and third tier international carriers as a prerequisite for accepting their incoming traffic.

We are also pursuing a number of other initiatives to further strengthen our inbound business. Through PLDT Global, we aggregate inbound call traffic to the Philippines at our points of presence and, using our capacity in submarine cable systems connected to each point of presence, transmit calls to our network. PLDT Global is also enhancing the presence of PLDT in other international markets by offering new products and services such as international prepaid cards, SMS transit and other global bandwidth services. We believe these strategies will help us maximize the use of our existing international facilities and develop alternative sources of revenue.

To stimulate call volume growth and prevent further erosion in our share of outbound international call traffic, we have introduced a number of marketing initiatives, including substantial cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for some customers.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2005, 2004 and 2003:

	Net Settlement
	Years Ended December 31,
	2005	2004	2003
		(in millions)

United States	USS$75	US$75	US$52
Japan	25	17	12
Saudi Arabia	21	18	15
United Arab Emirates	17	13	10
Italy	16	16	14
Canada	11	10	15
Hong Kong	10	7	9
Taiwan	5	6	4
Korea	5	2	2
Kuwait	4	4	2
PLDT Global	3	38	52
United Kingdom	3	1	4
Others	20	21	28
Total	US$215	US$228	US$219

Rates

We adopted the U.S. FCC accounting rate benchmark of US$0.38 per minute for inbound international calls in 2000, which represented a settlement rate of US$0.19 per minute, for international long distance traffic between the Philippines and the United States. Termination rates for inbound calls from the United States continued to decline through the end of 2002 to levels below the U.S. FCC benchmark accounting rate under pressure from unauthorized terminations and bypass operations. Termination rates for inbound calls from other countries have also been declining generally. At the end of 2002, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. PLDT increased its termination rates with carriers accounting for a substantial portion of its international inbound traffic terminating on its fixed line network to US$0.12 per minute effective February 1, 2003 (see Item 8. “–– Legal Proceedings — Investigation by U.S. Department of Justice” and Note 25 – Other Matters – Investigation by U.S. Department of Justice to the accompanying consolidated financial statements in Item 18 for further discussion).

Rates for outbound international long distance calls are based on type of service, whether operator-assisted or direct-dialed. Our rates are quoted in U.S. dollars and are billed in pesos. The peso amounts are determined at the time of billing. We charge a flat rate of US$0.40 per minute to retail customers for direct-dialed calls, applicable to all call destinations at any time on any day of the week.

On September 15, 2005, we introduced PLDT ID-DSL, a service that allows overseas calls for registered myDSL plan subscribers using a regular PLDT fixed line or a voice pad dialer for as low as US$0.10 per minute or US$0.08 per minute, respectively, depending on the subscribers’ DSL plan/package.

To address the market’s demand for low-priced international calls, PLDT modified the Budget Card, a prepaid call card, offering a reduced international direct dialing, or IDD, rate of Php5 per minute, as a promotional offer starting September 24, 2005, for calls to 89 overseas destinations including the United States, Canada, Japan and China. Budget Cards are sold in denominations of Php200 and Php100, which must be consumed within 30 days from first use. Beginning March 4, 2006, Budget Card has been further modified to Php3, Php5 and Php8 per minute calls depending on the destination and now has 100 overseas destinations, including Saudi Arabia and other Middle East countries.

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

The following table shows our national long distance call volumes and revenues as at and for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31,
	2005	2004	2003

Total call volumes (million minutes)	1,904	1,853	2,016
Growth rate	3%	(8%)	(8%)
Total national long distance service revenues (in millions)	Php5,254	Php6,736	Php6,561
Growth rate	(22%)	3%	(16%)
National long distance service revenue as a percentage of total service revenues	4%	6%	6%

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

On February 14, 2005, we launched a Php10 per call promotion to any PLDT fixed line subscriber nationwide and to all Smart and Talk ‘N Text subscribers. This promotion was launched with the objective of determining a more effective tariff structure that would stimulate fixed line usage. Under the promotion, NDD calls between any PLDT fixed line subscriber nationwide and to all Smart and Talk ‘N Text subscribers are charged Php10 per call instead of being charged on a per minute basis.

On May 12, 2005, PLDT began offering the Php10 per call promotion with an additional Php5 per call exceeding the first three minutes for the same unlimited talktime to Smart and Talk ‘N Text subscribers. PLDT to PLDT NDD calls below the equivalent Php10 toll usage are charged based on the regular rate per minute. On
August 12, 2005, PLDT ceased offering the Php10 per call promotion to Smart and Talk ‘N Text subscribers.

Beginning September 12, 2005, PLDT charges an optional Php20 add-on monthly service fee for PLDT fixed line subscribers who may want to continue to avail of the Php10 per call promotion for calls within the PLDT network.

In January 2006, PLDT launched the 10-10-10 promo. This promo offers unlimited calling time terminating PLDT to PLDT for a Php50 monthly service fee. PLDT capped the Php10 per call service to Smart and Talk ‘N Text subscribers to those who registered on or before February 24, 2006.

We continue to evaluate the present rate structure of fixed line from per minute toll charges to single rate for unlimited calls. This is envisioned to make fixed line rates competitive with VOIP rates and to revitalize interest in fixed line usage. Currently, various pricing models are being studied in respect of this new rate plan.

PLDT currently has interconnection arrangement with the majority of other local exchange carriers, pursuant to which the originating carrier pays: (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network; and (2) an access charge of Php1.00 per minute to the terminating carrier. PLDT still maintains revenue-sharing arrangements with a few other local exchange carriers, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity. For more information on these interconnection arrangements, see Item 5. "Operating and Finacial Review and Prospects — Results of Operations — 2005 Compared to 2004 — Operating Revenues — Fixed Line — National Long Distance Service."

Data and Other Network Services

Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband internet-based data communications, and packet-based communication.

The following table shows our data and other network service revenues for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31,
	2005	2004	2003

Total data and other network service revenues (in millions)	Php10,394	Php7,114	Php5,978
Growth rate	46%	19%	7%
Data and other network service revenue as a percentage of total service revenues	9%	6%	6%

Our data and other network services in 2005 posted revenues of Php10,394 million, an increase of Php3,280 million, or 46%, from Php7,114 million in 2004, primarily due to increases in leased lines, IP-based and switched-based data services, particularly Diginet, PLDT DSL and PLDT Vibe services, respectively. The revenue contribution of this service segment to our fixed line service revenues increased to 21% in 2005 from 15% in 2004.

Internet-based products are bannered by PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband Internet service is targeted for heavy individual internet users as well as for small and medium enterprises, while PLDT Vibe, or PLDT’s dial-up/narrowband Internet service, is targeted for light to medium residential or individual internet users. I-Gate, our dedicated leased line Internet access service, on the other hand, is targeted to enterprises and value-added service providers.

PLDT DSL, which contributed revenues of Php2,345 million during 2005 increased by Php932 million, or 66%, from Php1,413 million in 2004. PLDT DSL has reached 88,811 subscribers as at December 31, 2005 compared with 48,289 subscribers in 2004. PLDT offers a number of DSL packages with speeds and monthly fees varying from 256 kbps at Php999 per month to up to 1 Mbps at Php3,000 per month.

PLDT Vibe revenues increased by Php18 million, or 7%, to Php282 million in 2005 from Php264 million in 2004. As at December 31, 2005, the number of PLDT’s fixed line subscribers for PLDT Vibe stood at 382,115, of which 136,279 were exclusive postpaid users, 222,234 were exclusive prepaid users, and 23,602 were both postpaid and prepaid users. As at December 31, 2004, PLDT Vibe subscribers totaled 305,210, of which 127,292 were exclusive postpaid users, 155,243 were exclusive prepaid users, and 22,675 were both postpaid and prepaid users.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional bandwidth offerings – Fibernet, Arcstar, Acacia, I-Gate, Diginet, BRAINS, among others – continues to provide us with a stable revenue source. Through Diginet, we provide Smart’s increasing fiber optic and leased line data requirements, which are included under our national data services.

We introduced PLDT WeRoam, a wireless broadband service offering running on Smart's nationwide wireless network (using GPRS, EDGE and WiFi technologies) and PLDT's extensive IP infrastructure.  PLDT WeRoam provides workers and remote offices, of large, medium and small businesses, with continuous wireless data connectivity, wherever the users may be, to their corporate headquarters’ Intranet and/or the global Internet. Some of the recent enhancements to the service are the inclusion of international roaming in key roaming countries all over the globe and national WiFi roaming access. Principally targeted to the corporate market, the service has experienced a take-up rate of more than 7,500 contracted customers as at March 31, 2006.

In June 2005, the PLDT Innolab in Manila was further expanded in partnership with the leading technology companies in the country. The PLDT Innolab is a first-of-its-kind innovation and testing center for the Philippine telecommunications industry. With the expanded Innovation Laboratory, more clients as well as people from the academe and government can now be accommodated and can experience more live industry services.

Also in June 2005, F.A.S.Track, an application-based service that tracks the whereabouts of a company’s field assets through GPS and GSM technology was introduced. F.A.S.Track allows near real-time and simultaneous monitoring of fleet vehicles and field personnel virtually connecting mobile company assets in the field to the main office through the use of digital maps and statistical data.

In June 2006, we introduced Shops.Work UnPlugged, or SWUP, to address the need of retailers and banks for real-time wireless data communication. SWUP is the first bundled service making wireless cashier point-of-sale and wireless card terminals possible. Retailers are now enabled to reach out to a bigger market in areas where physical connections are unavailable and to expand the banking system with wireless automated teller machines, or ATMs.

Information and Communications Technology

We conduct our information and communications technology businesses through our wholly-owned subsidiary ePLDT. ePLDT is a broad-based integrated information and communications technology company, focusing on infrastructure and solutions for Internet applications, Internet protocol-based solutions and multimedia content delivery. ePLDT's principal businesses are the operation of: (a) call centers through the umbrella brand name ePLDT Ventus; (b) an Internet data center under the brand name Vitro™; and (c) Internet and gaming through Infocom, netGames, Digital Paradise, Digital Paradise Thailand, Ltd., or Digital Paradise Thailand, and Airborne Access.

Infrastructures and Services

Call Centers

We are focused on developing our call center business which capitalizes on the availability of English-speaking college graduates in the Philippines with a strong customer service orientation. ePLDT now uses one umbrella brand name, ePLDT Ventus, for all of its call center businesses, including Vocativ and Parlance. Vocativ provides customer and technical support to its clients in the Philippines, U.S. and U.K., while Parlance provides the exclusive customer support and billing requirements to one of the largest direct-to-home satellite television providers in the U.S. In aggregate, we own and operate 3,690 seats with 3,842 customer service representatives, or CSRs, as of March 31, 2006 compared to 2,174 seats with 2,378 CSRs as of March 31, 2005. In 2005, ePLDT had four call centers in Metro Manila and one in Iloilo. We currently expect to open two additional call centers in the second half of 2006.

ePLDT sold its entire 51% interest in Contact World, Inc. on June 30, 2003 and assigned its receivables from the same to Service Zone, Inc., a U.S.-based call center operator, for a total consideration of US$700,000.

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

Internet and Gaming

ePLDT’s internet and gaming business is conducted through several subsidiaries. ePLDT’s equity interests in, and a brief description of the businesses of, these subsidiaries are as follows:

•         a 99.6% interest in Infocom, one of the country’s leading Internet service providers. Infocom offers consumer prepaid internet access under the name of WarpSpeed and Speed Tipid, and postpaid internet access, dedicated dial-up and multi-user dial-up, corporate leased lines and broadband internet access through DSL or NOW cable internet, as well as web consulting, development and hosting. The NOW cable internet brand was sold on February 1, 2005;

•         a 69.15% interest in Digital Paradise, an Internet café business, which assumed the assets and brand of Netopia Computer Technologies, Inc., under the brand Netopia. Netopia is now one of the largest and fastest growing Internet café chains in the country with over 180 branches and over 8,200 work stations. Digital Paradise offers high-speed internet services, including internet advertising, gaming and printing;

•         a 60% interest in Level Up!, a leading publisher of online games in the Philippines with about 80% of the online gaming market;

•         a 60% interest in netGames, Inc., or netGames, a publisher for Massively Multiplayer Online Game, or MMOG, in the Philippines. netGames, which was incorporated on June 21, 2004, is the Philippine licensee of Khan Online, the country’s first full 3D online game. netGames commenced full commercial operations in February 2005;

•         a 51% interest in Digital Paradise Thailand, an affiliate of Digital Paradise offering similar services in Thailand;

•         a 51% interest in Airborne Access, the country’s leading operator of WiFi hotspots, which provides wireless internet access in hotspots equipped with Airborne Access WiFi access points; and

•         a 20% interest in Philweb, a company primarily engaged in Internet-based gaming, which offers Internet sports betting and Internet casino in partnership with the Philippine Amusement and Gaming Corporation.

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

As part of our growth strategy, we may from time to time make acquisitions and investments in companies or businesses, which may or may not be significant. For example, on May 25, 2006, we announced that ePLDT and SPI Tech, L.P. entered into a non-binding letter of interest in respect of a potential acquisition by ePLDT of 100% of SPI, one of the leading pure-play BPO companies and independent BPO service providers in the world. We believe that the possible acquisition of SPI would solidify ePLDT’s position as one of the largest full service BPO companies. For more information about the possible acquisition, see “Item 4. Information on the Company—Organization.”

Wireless Network Infrastructure

Cellular

Through Smart, we operate a digital GSM network. To meet the growing demand for cellular services, Smart has implemented an extensive deployment program for its GSM network covering substantially all of Metro Manila and most of the other population centers in the Philippines. In 2005, Smart has 37 mobile switching centers, 47 text messaging service centers and 5,982 base stations in operation after having added 679 base stations to its nationwide cellular network in 2005. As of December 31, 2005, Piltel have six active cell sites.

Smart has an operating spectrum of 7.5 MHz in the 900 band supporting both its GSM and previously its ETACS network and 20 MHz in the 1800 band for GSM and 15 MHz in the 3G band for W-CDMA. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz base transceiver stations in dense urban areas, while its 900 MHz base transceiver stations can be much more economically deployed in potentially high growth, but less densely populated provincial areas. The 3G network revolutionizes mobile technology by providing more capacity, faster data rates and richer data and video applications. Its initial deployment is seen as feasible in urban areas where there is a demand for mobile broadband applications and where 3G mobile units are more likely to be available. Spectrum constraints will not affect the Smart’s expansion plans for GSM in the foreseeable future. Piltel, on the other hand, has an operating spectrum of 11.5 MHz out of the 12.5 MHz allocated in the 800 MHz band.

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

The coming years will see continued increases in coverage (particularly indoor), as well as new types of BTS for outdoor, street level and commercial office coverage. Smart has introduced the Nokia ConnectSite GSM system for wider coverage and increased efficiencies in underserved areas of the Philippines. The new base station equipment called ConnectSite can be up to 25% more efficient than traditional outdoor cell sites. Smart is one of the very first operators in the world to adopt this solution.

Smart was awarded a 3G license by the NTC on December 29, 2005. Smart received the largest radio frequency allocation of 15 MHz as well as first choice of frequency spectrum. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to rapidly deploy its 3G network nationwide and at the same time offer the highest quality of 3G service. Smart has commenced its 3G network roll-out and continues to extend the reach of its 3G network in various cities and municipalities nationwide, further improving coverage in major urban centers and selected provincial areas.

Smart and Piltel have been co-locating their cell sites where their base stations are installed. As of December 31, 2005, 23 of Smart's mobile switching centers and 183 of Smart's cell sites are housed in PLDT’s fixed line complexes while 243 of Smart’s cell sites are co-located with Piltel. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.

Satellite, VSAT, Wireless Broadband and Other Services

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

Smart Broadband operates a nationwide broadband wireless Internet data services. It is operating in the 2.4, 3.5 and 5.7 Ghz spectrum, supporting its WiFi, Canopy and eventually WiMax services, respectively. It offers fixed wireless broadband Internet connectivity to both residential and corporate clients. It also maintains and operates WiFi hotspots installations that serve mobile Internet users. More than 1,700 of Smart’s base stations are now wireless broadband-capable, covering most of the key cities and the other populated centers in the country. These are strategically co-located in Smart’s cellular base stations that allow it to reach as many subscribers as possible, in the fastest possible way. For its backbone, it uses the nationwide PLDT and Smart fiber optic and IP backbone that provide substantial bandwidth capacity to utilize and to grow on demand.

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment on customers’ premises, local access lines connecting customers to exchanges, referred to as “outside plant,” inter-office lines connecting exchanges, and long distance transmission equipment.

The following table gives some basic measures of the development of our domestic telephone network as at December 31, 2005, 2004 and 2003:

	As at December 31,
	2005	2004	2003

Number of central office exchanges	183	183	183
Number of fixed lines in service	2,113,799	2,152,027	2,185,951
Employees per 10,000 local exchanges in service	44	45	48

We have our own 5,400 kilometer domestic fiber optic backbone, the country's first telecommunications network using fiber optics in delivering voice, video, data, and other broadband and multimedia services nationwide. Our fiber optic network employs synchronous digital hierarchy technology to improve network performance and reduce operating costs. Our network is composed of in-land and submarine cable installations and is configured in six self-healing rings and an extension link, allowing route delivery even in the event of link failures. It has an initial transmission speed of 2.5 gigabits per second and is connected directly to five existing international submarine cable systems. Upon completion of an additional 1,000-kilometer optic link, which is expected to occur by the end of July 2006, we will have seven self-healing rings to accommodate the increasing demand for higher-capacity data, voice and video service. We use CS PLDT, a cable ship which we lease from NTT World Engineering Marine Corporation pursuant to a five-year Chartered Arrangement Maintenance Contract to maintain the 2,400 kilometers of submarine cable comprising the submerged portion of our domestic fiber optic network, or DFON.

We are currently upgrading our fixed line facilities to NGN, a broad term for certain emerging computer network technology that can encompass voice, data and video where all information is efficiently transmitted via digital packets of data. It is a platform for more services made available to our fixed line subscribers.

International

We provide international network services using our three international gateway switching exchanges. As at December 31, 2005, our international long distance facilities allow direct correspondence with 50 countries/ territories (representing 95 correspondents) and can reach 360 foreign destinations (via direct and transited routes including breakouts) worldwide. We also own interests in submarine and satellite systems, through which we route most of our international traffic.

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

SEA-ME-WE-2	13 countries in South East Asia, the Middle East and Western Europe, including Singapore, Indonesia, India, Saudi Arabia, Egypt, Italy, Turkey and France
Asia Pacific	Hong Kong, Japan, Singapore, Malaysia and Taiwan
PacRim East	Hawaii and New Zealand
M-T	Malaysia and Thailand
C-J	China and Japan
North Pacific	Japan, Alaska and the U.S. Mainland
Americas Cable 1	U.S. Mainland, U.S. Virgin Islands, Brazil, Trinidad and Venezuela
China-U.S. Cable	Japan, China, Taiwan, Korea, Guam and U.S. Mainland
Columbus II Cable	U.S. Mainland, Italy, U.S. Virgin Islands, Mexico, Portugal and Spain
FLAG Cable	Japan, Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK
MAT 2 Cable	Italy and Spain
RIOJA Cable	Spain, UK, Belgium and the Netherlands
RJK Cable	Russia, Japan and Korea
Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
TAT 10 Cable	Germany and the Netherlands
TAT 12/13 Cable	U.S. Mainland, UK and France
TVH Cable	Thailand, Vietnam and Hong Kong
EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines
PC-1 and Japan-U.S. Cable and TGN	Japan and the U.S.

On June 1, 2006, a consortium of major international telecommunication operators - AiTi of Brunei Darrusalam, CAT Telecom (Thailand), PLDT (Philippines), REACH (Hong Kong), StarHub (Singapore), Telekom Malaysia (Malaysia) and VNPT (Vietnam) - signed a memorandum of agreement to build an undersea cable linking Southeast Asia and the U.S.  The proposed Asia-America Gateway will span 20,000 kilometers and will use the latest dense wavelength division multiplexing, or DSDM, technologies.  It is currently expected that the Asia-America Gateway will be ready for service in 2008.

Interconnection Agreements

Since the issuance of Executive Order No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers' networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and cellular carriers.

Under an interconnection agreement among Smart, PLDT and Globe local calls originating from PLDT and terminating to the cellular networks of Smart and Globe, Smart and Globe charged PLDT a rate of Php4.50 per minute effective January 1, 2002. Effective January 1, 2004, calls terminating to cellular subscribers originating from fixed line subscribers have been charged a termination rate of Php4.00 per minute, a decrease from the previous Php4.50 per minute.

Effective January 1, 2003, local access for cellular operators, including Smart, which terminate calls to PLDT’s fixed line network increased from Php2.00 per minute to Php2.50 per minute, which further increased to Php3.00 per minute effective January 1, 2004.

Under a separate agreement between PLDT and PAPTELCO, PLDT is the transit facility provider between Smart, Globe, other local exchange carriers, or LEC, operators and PAPTELCO. PAPTELCO is comprised of 49 LEC, and operating in 150 major telephone exchanges nationwide. Transit traffic is a service by PLDT to Smart, Globe, other LEC operators and PAPTELCO members where PAPTELCO members have no direct interconnection with either Smart, Globe and other LEC operators.

Effective February 1, 2003, international calls terminating to PLDT’s fixed line network were charged a termination rate of an average of approximately US$0.12 per minute compared to the previous rate of US$0.08 per minute. Also, international calls terminating to Smart’s cellular network were charged a termination rate of US$0.16 per minute, an increase from the previous termination rate of US$0.12 per minute.

Effective January 1, 2002, Smart charged a termination rate of Php4.00 per minute for calls originating from/terminating to another cellular operator’s network. For SMS originating from Smart and terminating on other operators’ cellular network and for SMS originating from other operators and terminating on Smart’s cellular network, the charge is Php0.35 per message.

Licenses and Regulation

PLDT and Smart provide telecommunications services pursuant to legislative franchises, which will expire, in the case of PLDT, on November 28, 2028, in the case of Smart, on March 27, 2017 and, in the case of Piltel, on May 14, 2019. A franchise holder is required to obtain operating authority from the NTC to provide specific telecommunications services. These approvals may take the form of a CPCN or, while an application for a CPCN is pending, a provisional authority to operate. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned.

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which will expire at various times between now and 2028. PLDT's CPCNs to provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expired in 2003. Although some of PLDT's CPCNs and provisional authorities have already expired, PLDT filed timely applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. We currently expect that the NTC will grant these extensions; however, we cannot assure you that this will occur. The period of validity of some of PLDT’s CPCNs which expired on November 28, 2003, coterminous with the term of its previous franchise under Republic Act No. 6146, has been extended further by the NTC to November 28, 2028, coterminous with PLDT’s current franchise under Republic Act No. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 are now pending with the NTC. See Item 3. "Key Information –– Risks factors — Risks Relating to Us — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes."

Smart operates its cellular, international long distance and national long distance services pursuant to CPCNs, the terms of which will expire upon the expiration of its franchise. On August 26, 2002, Smart was granted a CPCN to install, operate and maintain nationwide global mobile personal communications via satellite which will also expire upon expiration of its franchise. Smart’s provisional authority to establish, install, maintain, lease and operate an international private leased circuit expired on May 6, 2003. Prior to its expiration, Smart filed for an extension of this provisional authority. On July 22, 2002, Smart was granted separate CPCNs to operate a cellular mobile telephone system and an international gateway facility.

On December 29, 2005, Smart was awarded a 3G license by the NTC after being ranked highest by the NTC in garnering a perfect score on a 30-point grading system designed to gauge the capability of telecommunication operators to effectively provide extensive 3G services. As a result, Smart received the largest radio frequency allocation of 15 MHz as well as first choice of frequency spectrum. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum.

Under the terms of the 3G license, Smart is required to:

•         begin installation and rollout of a 3G network no later than 18 months from date of award;

•         start commercial operations no later than 30 months from date of award; and

•         cover at least 80% of provincial capitals and 80% of chartered cities within five years.

Smart is also required to pay annual license fees of Php115 million based on the 15 MHz awarded to the Company.

Piltel is authorized to provide virtually every type of telecommunications service, including the transmission of voice, data facsimile, audio and video and information services, in and between provinces, cities and municipalities throughout the Philippines. The franchise, which was last amended on May 14, 1992, will expire on May 14, 2019 and may be extended by a legislative act of the Philippine Congress.

The following table sets forth the spectrum system, licensed frequency and bandwidth used by Smart, Piltel and Smart Broadband:

Carrier	Spectrum System	Frequency Assignment	Bandwidth

Smart	ETACS/GSM 900	897.5-905/942.5-950 MHz	7.5 MHz
	GSM 1800	1725-1730/1820-1825 MHz	5.0 MHz
		1730-1732.5/1825-1827.5 MHz	2.5 MHz
		1735-1740/1830-1835 MHz	5.0 MHz
		1745-1750/1840-1845 MHz	5.0 MHz
		1780-1782.5/1875-1877.5 MHz	2.5 MHz
	3G (W-CDMA)	1920-1935/2110-2125 MHz	15.0 MHz

Piltel	AMPS/CDMA	824-835/869-880 MHz	11.0 MHz
		845-846.5/890-891.5 MHz	1.5 MHz

Smart Broadband	Wireless broadband	2400-2483.5 MHz	72 MHz
		3400-3590 MHz	45 MHz
		5470-5850 MHz	44 MHz

Operators of international gateway facilities and cellular telephone operators, pursuant to Executive Order No. 109, are required to install a minimum number of local exchange lines. Of these new lines, operators are required to install one rural exchange line for every ten urban exchange lines installed. Smart and Piltel were required to install 700,000 and 400,000 lines, respectively, and each has received a certificate of compliance from the NTC.

We are required to pay various permits, regulation and supervision fees to the NTC. PLDT and Smart are currently engaged in disputes with the NTC over some of the assessed fees. For more information on the disputes involving PLDT and Smart, see “Item 8. Financial Information – Legal Proceedings – Taxation – NTC Fees.”

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

In a letter dated April 12, 2005, the NTC requested that Smart pay the following fees in respect of its CPCNs and provisional authorities:

Case No.	Fee

93-482	Php62,510,950
94-220	878,830
96-248	6,815,500
Total	Php70,205,280

Piltel has been assessed by the NTC for deficiency supervision and regulation fees. The total amount assessed was Php1,306 million, including penalties amounting to Php501 million, as of December 31, 2003. Piltel protested the assessments in good faith. On December 8, 2004, the Department of Justice, or DOJ, issued an opinion in response to the query of the NTC on whether the latter can recompute the supervision and regulation fees due from Piltel and whether it can validly impose penalties and surcharges in view of the pending protest of Piltel over the NTC’s computation of the supervision and regulation fees. The DOJ ruled that the NTC could recompute Piltel’s supervision and regulation fees to exclude subscriptions issued by virtue of a debt rehabilitation scheme. Likewise, the DOJ ruled that the imposition of surcharges and penalties constitutes deprivation of property without due process of law because the NTC must first pass upon the protests of Piltel before it can impose such penalties and surcharges.

In a decision received by Piltel on February 8, 2005, the NTC recomputed the supervision and regulation fees due from Piltel. Pursuant to the said decision, Piltel was required to pay supervision and regulation fees in the amount of approximately Php550 million and Php9 million, respectively. The foregoing amounts were tendered by Piltel to the NTC, and received by the NTC, on February 11, 2005.

In an assessment dated August 4, 2005, the NTC required Piltel to pay supervision and regulation fees of Php81 million for the year 2005. The assessment, which was paid on September 30, 2005 already reflects the new computation based on the above DOJ ruling. Consequently, Piltel adjusted its accrual for NTC supervision and regulation fees to reflect the latest assessment.

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

PLDT and Piltel have complied with this requirement. The Philippine government has granted franchises to other telecommunications companies requiring a public offering within ten years from the later of their commencement of operations or the date on which the franchise was granted. Because R.A. 7925 provides that any advantage granted under existing franchises automatically becomes part of previously granted telecommunications franchises, Smart believes that this ten-year period is generally also applicable to Smart. As Smart has not conducted a public offering of its shares by August 2004, the Philippine Congress may revoke the franchise of Smart for failure to comply with the requirement under R.A. 7925 to conduct a public offering of its shares by August 2004. A quo warranto case may also be filed against Smart by the Office of the Solicitor General of the Philippines on the ground of violation of R.A. 7925 for the failure of Smart to conduct a public offering of its shares by August 2004. However, Smart believes that it did not violate the terms of its franchise by not conducting an initial public offering by August 2004. Smart believes that it should be deemed to have complied with the requirement of making a public offering of its shares since PLDT owns 100% of the outstanding shares of Smart. The purpose of R.A. 7925 in requiring telecommunications companies to make a public offering of their shares, which is to broaden public ownership in telecommunications entities, is already realized in PLDT, being a publicly listed company, owning 100% of Smart. Moreover, Smart believes that the period stated in R.A. 7925 and in the other legislative franchises within which to conduct a public offering and listing of shares of stock of telecommunications companies should be deemed as merely directory and not mandatory. The DOJ has rendered an opinion that the three-year period fixed under the Downstream Oil Industry Deregulation Act of 1998 (R.A. 8479) for the conduct of the initial public offering of shares in entities engaged in the oil refinery business should be regarded as merely directory. Smart believes that this DOJ opinion should also apply to the period for the conduct of initial public offering of telecommunications companies. In September 2004, Senate Bill No. 1675 was filed seeking to amend Section 21 of R.A. 7925. The bill seeks to declare that a telecommunications entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-third of its outstanding voting stock are owned and controlled directly or indirectly, by a listed company. The bill is currently pending in the Philippine Senate. PLDT regularly evaluates various strategic options with respect to its capital structure.

The Philippine Congress is considering five bills, each of which, if passed by Congress and enacted into law, would impose a 7% or 10% tax on the gross receipts of cellular operators. The proposed taxes would apply to both cellular calls and cellular data revenues and prohibit cellular operators from imposing additional charges or fees to compensate for the imposition of the proposed taxes. In addition, several bills have also been submitted, for consideration by Congress, to impose a franchise tax at a rate of 7% or 5% tax on gross receipts of all telecommunications companies in lieu of the 10% value added tax.

Competition

The enactment of the R.A. 7925 of the Philippines in March 1995 consolidated the government's various policy issuances governing the telecommunications industry and reaffirmed, among other things, the policy of liberalizing the industry and opening up the telecommunications market to new entrants. Including us, there are nine major local exchange carriers, 11 international gateway facility providers, and six cellular service providers in the country, including one which has not yet commenced operations. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly cellular, fixed line and data and other network services segments.

Cellular Service

There are presently six operating service providers, namely Smart, Piltel, Globe, Islacom, Digitel and Express Telecom. Globe acquired Islacom (now known as Innove) to form into one operating group while Smart and Piltel, both being part of the PLDT Group, formed another operating group. These two operating groups share approximately 95% of the Philippine cellular market. The third active operator, Digitel, commenced its cellular service, Sun Cellular, on March 29, 2003 and is estimated to have approximately 5% of the cellular market as of December 31, 2005. In December 2005, the NTC awarded 3G licenses to existing cellular operators Smart, Globe, Digitel and to a new entrant CURE. The NTC has yet to award a fifth license to another operator.

Competition in the cellular industry has intensified with the availability of affordably priced handsets offering a range of new functions and the introduction by competitors of new and improved plans for postpaid subscribers, reduced rates per minute and aggressive marketing and promotional strategies. The principal bases of competition are price, including handset cost, quality of service, geographic coverage and attractiveness of packaged services. Smart's network leads the industry in terms of coverage with 5,982 base stations as of December 31, 2005.

In October 2004, Sun Cellular launched its “24/7” service whereby its prepaid subscribers were offered unlimited calls and text messaging within the Sun Cellular network over a certain period for a fixed fee (e.g. Php100 for 10 days and Php250 for 30 days of unlimited calls and text messaging). On March 15, 2005, the Php250 monthly fee was increased to Php350 while the duration of Php100 service was shortened to seven days. Sun Cellular postpaid subscribers can utilize a similar feature by adding Php350 per month to their monthly service fee. The launch of Sun Cellular’s “24/7” promotion brought out a market segment that is attracted to “bucket” plans for voice and text services. On March 8, 2005, Touch Mobile, a prepaid GSM service offering of Innove, launched its “Todo Tawag, Todo Text” promo wherein Touch Mobile subscribers have the option to avail of unlimited local calls and text messaging among Touch Mobile subscribers. The promotion covers local voice calls and text messaging only between Touch Mobile subscribers for Php150 with a validity of 15 days. On March 11, 2005, Smart launched “Smart 258”, a promotion open to all Smart and Talk ‘N Text prepaid subscribers who wish to avail of unlimited on-network voice calls and unlimited on-network text messaging. On March 22, 2005, Globe launched its own unlimited call and text promotion wherein Globe subscribers could call and text other Globe subscribers for a fee of Php300. While most of the “bucket” priced plans currently available in the market are being offered on promotional bases, Smart, Globe and Sun Cellular continue to launch other services which are designed to encourage incremental usage from existing subscribers and also to attract new subscribers. On December 18, 2005, Touch Mobile unveiled a new promotional rate of Php0.75 per message sent exclusively for Touch Mobile subscribers only. On December 17, 2005, Globe introduced its Php0.10 per second call rate exclusively for its prepaid and postpaid subscribers.

Cellular operators are also competing actively against each other in launching innovative products and value-added services. The growing range of cellular products and services now include text messaging, multi-media messaging, voice mail, text mail, international roaming, information-on-demand, mobile banking, e-commerce, mobile data and cellular Internet access.

On February 14, 2006, Smart opened its 3G network in selected key cities nationwide, making video calling, video streaming, high speed Internet browsing and special 3G content downloads on its 3G network available on a free trial basis to subscribers with 3G handsets. Globe launched its 3G service on April 30, 2006.

Consistent with industry practice and Smart’s churn management efforts, Smart "locks" the handsets it sells to its subscribers, rendering them incompatible with SIM cards issued by competitors and preventing subscribers from swapping the existing SIM for a SIM of a competing operator. However, subscribers may have their handsets “unlocked” by unauthorized parties, for a nominal fee, and purchase new SIM cards from competing operators. “Unlocking” does not involve significant cost. Switching to another cellular operator would, however, result in a change of the subscriber’s cellular telephone number.

From October 2003 to May 2005, “SIM-swapping” became a prevalent promotional activity in the Philippine cellular industry. In “SIM-swapping” promotions, prepaid cellular subscribers had the ability to switch from one cellular operator to another by simply exchanging their current prepaid SIM card for another operator’s SIM card with a certain amount of preloaded air time credits at no cost. These “SIM-swapping” activities gave rise to a situation where certain subscribers regularly swapped their SIM card between cellular operators upon full use of the pre-stored air time. As a result, our cellular subscriber base contained a certain number of transient subscribers at any one point in time. In May 2005, we terminated our “SIM-swapping” promotions which led to an increase in our churn rates beginning in the third quarter of 2005 and continuing on to the first half of 2006.

Local Exchange Service

The concerted nationwide local exchange line build-out by various players, as mandated by the Philippine government, significantly increased the number of fixed lines in service in the country and resulted in wider access to basic telephone service. The growth of the fixed line market, however, remained weak due to the surge in demand for cellular services and in the past, the general sluggishness of the national economy. Nevertheless, we have sustained our leading position in the fixed line market on account of PLDT's extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market are Digitel, BayanTel and Globe. In June 2005, Innove Communication, a wholly-owned subsidiary of Globe, was granted a national franchise by the NTC to provide fixed line service nationwide.

Over the past couple of years, however, competition among local exchange operators has reduced as certain operators have faced financial difficulties or have shifted strategic focus away from the fixed line business to cellular services. On the other hand, we are facing increasing competition from cellular operators mainly due to substitution of cellular services for fixed line services.

International Long Distance Service

Including us, there are 11 international gateway facility operators in the country. While we have so far been able to maintain a leadership position in this highly competitive segment of the industry, in recent years, our market share has reduced largely as a result of: (1) competition from other international gateway facility operators and international simple resale operators; (2) an increase in inbound and outbound international long distance calls terminating to and originating from the growing number of cellular subscribers; and (3) the popularity of alternative and cheaper means of long distance communications, such as text messaging, e-mailing and Internet telephony, further heightening the competition.

With respect to inbound calls into the Philippines, we adopted the U.S. FCC benchmark accounting rate of US$0.38 per minute for inbound international calls which represented a settlement rate of US$0.19 per minute, one year ahead of the target date of January 1, 2001. This provided us with increased flexibility to terminate more U.S. traffic into the Philippines, minimize unauthorized traffic termination through international simple resale operations and recover traffic lost due to bypass routings. We have also established, through our wholly-owned subsidiary PLDT Global, presence in key cities overseas to identify and capture Philippine terminating traffic at its source, maximize the use of our international facilities and develop alternative sources of revenue. Effective February 1, 2003, after lengthy negotiations with approximately 100 telecommunications operators around the world, we increased the termination rate with carriers accounting for a substantial portion of our international inbound traffic terminating on its fixed line network to an average of approximately US$0.12 per minute. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. See Item 5. “Operating and Financial Review and Prospects –– Results of Operations –– 2005 Compared to 2004 –– Consolidated Operating Revenues –– Fixed Line –– International Long Distance,” and Item 3. “Risks Factors –– Risks Relating to Us –– Our results of operations have been, and may continue to be, adversely affected by competition in international long distance service” and Note 25 –– Other Matters to the accompanying consolidated financial statements in Item 18 for further discussion.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and cellular businesses, which are the origination points of outbound international calls. We have also introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers. Sun Cellular and Globe have also launched new pricing schemes to grow their outbound call volumes.

National Long Distance Service

Our national long distance service business has been negatively affected by the growing number of cellular subscribers in the Philippines and the widespread availability and growing popularity of alternative economical non-voice methods of communication, particularly text messaging and e-mail. In addition, various Internet service providers have launched voice services via the net to their subscribers nationwide.

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

On January 5, 2005, Globelines launched a plan that offered all its subscribers free NDD calls nationwide. Digitel's flat rate for Sun-to-Sun calls was positioned not only as a strong alternative to other cellular services, but also as a replacement to the fixed line. On February 14, 2005, PLDT launched its Php10 per call promotion to any PLDT fixed line subscriber nationwide and to all Smart and Talk ‘N Text subscribers. On May 12, 2005, PLDT began offering the Php10 per call promotion with an additional Php5 per call for the same unlimited talktime to Smart and Talk ‘N Text subscribers. On August 12, 2005, PLDT ceased offering the Php10 per call promotion to Smart and Talk ‘N Text subscribers. Beginning September 12, 2005, PLDT charged an optional Php20 add-on monthly service fee for PLDT fixed line subscribers who may want to continue to avail of the Php10 per call promotion for calls within the PLDT network. Beginning January 2006, the Php10 per call has been made permanent with a Php50 optional monthly service fee for those who may want to avail of the service. The promotion introduces a shift from the “per minute charging.” The promotion allows PLDT fixed line subscriber access to over 22 million PLDT, Smart and Talk ‘N Text subscribers at a lower rate. PLDT capped the Php10 per call service to Smart and Talk ‘N Text subscribers to those who registered on or before February 24, 2006. PLDT fixed line subscribers, however, can still register and avail of the unlimited Php10 per call service for national long distance calls within the PLDT network.

Data and Other Network Services

Another rapidly growing segment of the industry is the market for data and other network services. The growth is spurred by the significant growth in consumer/retail narrowband and broadband Internet access, enterprise resource planning applications, call centers, business process outsourcing, on-line gaming and other e-services that drive the need for broadband and Internet-protocol based solutions both here and abroad. Our major competitors in this area are Globe/Innove, BayanTel, Eastern Telecoms and Digitel. The principal bases of competition in data services market are coverage, price, customer service and quality of service.

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

Properties

We own four office buildings located in Makati City and own and operate 183 exchanges nationwide, of which 61 are located in the Metropolitan Manila area. The remaining 122 exchanges are located in small cities and municipalities outside Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications. As at December 31, 2005, we had 4,305 cellular cell sites and 5,982 base stations.

As of December 31, 2005, our principal properties, excluding property under construction, consisted of the following, based on book values:

•         39% consisted of cable and wire facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities;

•         23% consisted of central office equipment, including three international gateway facilities, six pure national toll exchanges and 15 combined local and toll exchanges;

•         19% consisted of cellular facilities;

•         11% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

•         5% consisted of vehicles, furniture and other work equipment; and

•         3% consisted of communications satellite.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements (and the related notes) as at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and “Item 3. Key Information — Risk Factors" and elsewhere in this report. Our audited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with U.S. GAAP. For convenience, certain peso financial information in the following discussions has been translated to U.S. dollars at the exchange rate at December 31, 2005 of Php53.062 to US$1.00, as quoted through the Philippine Dealing System.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments which serve as the basis for management’s decision to allocate resources and evaluate operating performance:

•         Wireless — wireless telecommunications services provided by Smart and Piltel, our cellular service providers; Smart Broadband, our wireless broadband provider; Wolfpac, our wireless content operator; and Mabuhay Satellite, ACeS Philippines and Telesat, our satellite, VSAT, wireless broadband and other services operators;

•         Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries PLDT Clark Telecom, Subic Telecom, Maratel, Piltel and BCC, which together account for approximately 3% of our consolidated fixed lines in service, and PLDT Global; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT; call center services provided under one umbrella brand name ePLDT Ventus, including Parlance and Vocativ; Internet access and gaming services provided by ePLDT’s subsidiaries, Infocom, Digital Paradise, Digital Paradise Thailand, netGames, Airborne Access and Level Up!; and e-commerce and IT-related services provided by other investees of ePLDT, as discussed in Note 8 – Investments to the accompanying consolidated financial statements in Item 18.

Key performance indicators and drivers that our management uses for the management of our business include, among others, the general economic conditions in the Philippines, our subscriber base, traffic volumes, and interconnection arrangements.

Wireless

Our wireless business provides cellular, satellite, VSAT, wireless broadband and other services, with cellular services contributing about 96% and satellite, VSAT, wireless broadband and other services contributing 4% of our wireless service revenues as at December 31, 2005. Rapid growth in the cellular market has resulted in a change in our revenue composition and sources of our revenue growth. Starting 2003, cellular service has been our major revenue source surpassing fixed line revenues by five percentage points. As at December 31, 2005, Smart and Piltel, which offers service using Smart’s network, had the largest and third largest cellular subscriber bases, respectively, in the Philippines. In addition, Smart’s and Piltel’s subscribers increased by 6% in 2005, which was lower than the increases in Smart’s and Piltel’s subscriber base of 48% and 51% in 2004 and 2003, respectively. As of December 31, 2005, our aggregate systemwide cellular subscribers outnumbered our fixed line in service by more than 9 to 1. Cellular data services, which include all text messaging and text-related services ranging from ordinary text to value-added services, contributed significantly to our revenue increase. Cellular service revenues accounted for 57%, 56% and 51% of our total service revenues for 2005, 2004 and 2003, respectively.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services and miscellaneous services. Until 2003, fixed line service has been our major revenue source contributing 56% and 69% of our consolidated service revenues in 2002 and 2001, respectively. Although relatively stable in absolute terms, our fixed line revenues’ contribution to total operating revenues have declined to 42% in 2003, 39% in 2004 and 38% in 2005, largely due to the substantial growth in our wireless business. Local exchange revenues have declined slightly owing to shift in subscriber preference from postpaid to prepaid service. National long distance revenues have also been declining largely due to a drop in call volumes and an increase in the proportion of calls subject to revenue sharing with other carriers. Mitigating these declines was the steady growth of our data and other network services over the recent years. Recognizing the growth potential of the data and other network services segment, we have put considerable emphasis on the development of new packet-switched, data-capable and internet-based networks. International long distance revenues have increased its contribution to the overall fixed line revenues in 2003, 2004 and 2005 on account of an increase in our average termination rates implemented in 2003.

Information and Communications Technology

Our information and communications technology business is conducted through our wholly-owned subsidiary, ePLDT. ePLDT’s principal businesses are the operation of an Internet data center under the brand name Vitro™; three wholly-owned call centers under an umbrella brand ePLDT Ventus, and Infocom, an ISP. As a percentage of our total service revenues, our information and communications technology service revenues increased to 3% in 2005 from 2% in 2004 and 2003.

On May 25, 2006, we announced that ePLDT and SPI Tech, L.P. entered into a non-binding letter of interest in respect of a potential acquisition by ePLDT of 100% of SPI, one of the leading pure-play BPO companies and independent BPO service providers in the world. For more information about the possible acquisition, see “Item 4. Information on the Company—Organization.”

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

Estimating Useful Lives of Property, Plant and Equipment

We estimate the useful lives of our property, plant and equipment based on the period over which our assets are expected to be available for use. The estimated useful lives of our property, plant and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of our assets. In addition, our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets. Total carrying values of property, plant and equipment amounted to Php173,007 million and Php186,095 million as at December 31, 2005 and 2004, respectively.

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

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the assets and liabilities purchased. Our business acquisitions typically result in goodwill, which is also subject to a periodic impairment test. Determining the fair value of property, plant and equipment, investments and intangible assets requires us to make estimates and assumptions, such as the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, that can materially affect our consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The determination of the estimated future cash flows involves significant judgment and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment changes.

Total carrying values of goodwill and other intangible assets as at December 31, 2005 and 2004 amounted to Php16,875 million and Php16,561 million, respectively.

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

Total fair value of financial assets and liabilities as at December 31, 2005 amounted to Php42,717 million and Php149,593 million, respectively, while total fair value of financial assets and liabilities as at December 31, 2004 amounted to Php43,273 million and Php198,249 million, respectively.

Estimating Allowance for Doubtful Accounts

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we use judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s current credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a provision is established as a certain percentage of operating revenues based on the aging profile of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments.

Full allowance is provided for receivables from permanently disconnected subscribers and carriers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers and carriers based on the age status of receivables.

The amounts and timing of recorded expenses for any period would differ if we made different judgments or utilized different estimates. An increase in our allowance for doubtful accounts would increase our recorded expenses and decrease our current assets. Provision for doubtful accounts amounted to Php2,251 million, Php3,955 million and Php4,092 million for the years ended December 31, 2005, 2004 and 2003, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php7,113 million and Php7,524 million as at December 31, 2005 and 2004, respectively.

Investments

The various interests that we hold in companies are accounted for under three methods: consolidation, equity method and cost method. The method of accounting applied to investments involves an evaluation of the significant terms of the investments that explicitly grant or suggest evidence of control or significant influence over the operations of the investees. Consolidated investments include our controlled subsidiaries. Investments in businesses which we do not control but have the ability to exercise significant influence over their operating and financial policies are accounted for using the equity method. Investments in businesses which we do not have the ability to exercise significant influence over operating and financial policies are accounted for using the cost method.

Pension Cost and Other Retirement Benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 17 – Employee Benefits to the accompanying consolidated financial statements in Item 18, and include among others, discount rates, expected returns on plan assets and rates of compensation increase. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations. Unrecognized net actuarial loss as at December 31, 2005 and 2004 amounted to Php116 million and Php89 million, respectively. The accrued benefit cost as at December 31, 2005 and 2004 amounted to Php2,142 million and Php2,128 million, respectively.

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

As at December 31, 2005 and 2004, our deferred tax assets amounted to Php23,405 million and Php20,027 million, respectively, net of valuation allowance amounting to Php5,857 million and Php13,663 million, respectively.

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

Impact of Recently Issued Accounting Pronouncements

In November 2005, the Financial Accounting Standards Board issued Staff Position, or FSP, 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Please see Note 3 – Summary of Significant Accounting Policies and Practices to the accompanying consolidated financial statements in Item 18 for further discussion.

Results of Operations

We have reclassified certain accounts in 2004 and 2003 to conform with our 2005 financial statement presentation.

The following table shows the contribution by each of our business segments to our consolidated operating revenues, expenses and net income (loss) for each of the years ended December 31, 2005, 2004 and 2003. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	ICT	Inter-segment Transactions	Total
	(in millions)
For the year ended December 31, 2005
Operating Revenues	Php76,906	Php49,472	Php3,305	(Php6,348)	Php123,335
Service	74,195	49,431	2,953	(6,231)	120,348
Non-service	2,711	41	352	(117)	2,987
Operating Expenses	39,436	38,832	3,253	(6,700)	74,821
Net Income	35,830	4,660	113	–	40,603
For the year ended December 31, 2004
Operating Revenues	74,764	48,546	2,401	(4,538)	121,173
Service	68,653	48,546	2,080	(4,375)	114,904
Non-service	6,111	–	321	(163)	6,269
Operating Expenses	41,598	32,027	3,035	(4,026)	72,634
Net Income (Loss)	27,559	1,241	(699)	–	28,101
For the year ended December 31, 2003
Operating Revenues	65,183	46,820	1,783	(2,586)	111,200
Service	54,635	46,820	1,467	(2,436)	100,486
Non-service	10,548	–	316	(150)	10,714
Operating Expenses	46,264	32,303	2,272	(3,018)	77,821
Net Income (Loss)	13,275	(1,902)	(328)	–	11,045

2005 Compared to 2004

On a Consolidated Basis

Consolidated Operating Revenues

Largely driven by the growth of our wireless business, our consolidated operating revenues for 2005 increased by Php2,162 million, or 2%, to Php123,335 million in 2005 from Php121,173 million in 2004. This increase was lower than the increase in our consolidated operating revenues in 2004, primarily due to the reduced growth of our cellular subscriber base in 2005 compared to 2004. The revenue contribution of our wireless business accounted for 62% of our consolidated operating revenues for 2005 and 2004.

The following table shows the breakdown of our consolidated operating revenues for the years ended December 31, 2005 and 2004 by business segment:

	Years Ended December 31,
					Change
	2005	%	2004	%	Amount	%
	(in millions)
Wireless	Php76,906	62	Php74,764	62	Php2,142	3
Fixed line	49,472	40	48,546	40	926	2
Information and communications technology	3,305	3	2,401	2	904	38
Inter-segment revenues	(6,348)	(5)	(4,538)	(4)	(1,810)	40
Total	Php123,335	100	Php121,173	100	2,162	2

Consolidated Operating Expenses

Our consolidated operating expenses in 2005 increased by Php2,187 million, or 3%, to Php74,821 million from Php72,634 million in 2004. The increase was primarly due to higher operating expenses associated with our fixed line business and our information and communications technology business, partially offset by a decrease in operating expenses associated with our wireless business. As a percentage of our consolidated operating revenues, consolidated operating expenses increased to 61% from 60% in 2004.

The following table shows the breakdown of our consolidated operating expenses for the years ended December 31, 2005 and 2004 by business segment:

	Years Ended December 31,
					Change
	2005	%	2004	%	Amount	%
	(in millions)
Wireless	Php39,436	53	Php41,598	57	(Php2,162)	(5)
Fixed line	38,832	52	32,027	44	6,805	21
Information and communications technology	3,253	4	3,035	4	218	7
Inter-segment revenues	(6,700)	(9)	(4,026)	(5)	(2,674)	66
Total	Php74,821	100	Php72,634	100	Php2,187	3

Consolidated Operating Income

Our consolidated operating income in 2005 was Php48,514 million, a decrease of Php25 million compared to Php48,539 million in 2004 as a result of a 3% increase in our consolidated operating expenses which more than offset the 2% increase in our consolidated operating revenues.

Consolidated Financing Costs

Financing costs on a consolidated basis decreased by Php11,873 million, or 69%, to Php5,224 million primarily due to higher foreign exchange gains pertaining to the foreign exchange revaluation of the carrying values of financial liabilities because the level of peso appreciation was higher in 2005 as compared to 2004 and lower interest expense and related items owing to lower debt balances in 2005 compared with 2004.

Consolidated Interest Income

Interest income on a consolidated basis increased by Php515 million, or 55%, to Php1,457 million in 2005 from Php942 million in 2004 mainly attributable to higher average cash balances.

Consolidated Other Income - Net

Other income on a consolidated basis totaled Php1,016 million in 2005, a decrease of Php1,514 million, or 60%, compared to Php2,530 million in 2004. The decrease was mainly due to the recognition of a gain on debt restructuring transaction conducted by Smart in 2004 pertaining to a wireless business with no similar gain in 2005.

Consolidated Income Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Loss (Income) of Consolidated Subsidiaries

Our income before income tax, cumulative effect of change in accounting policy and minority interest in net loss (income) of consolidated subsidiaries in 2005 was Php45,770 million, an increase of Php10,930 million, or 31%, from Php34,840 million in 2004, primarily due to the significant decline in our financing costs owing to substantial foreign exchange gains recognized in 2005.

Provision for Income Tax

Provision for income tax decreased by Php1,977 million, or 29%, to Php4,849 million in 2005 compared to Php6,826 million in 2004 mainly due to lower non-tax deductible charges and the net movement in deferred tax assets as previously unrecognized deferred tax assets were taken-up in 2005 with the increased likelihood that Smart and Piltel would be able to realize the future tax benefits on these assets. We currently expect that our effective corporate tax rate will be higher going forward than in previous years due to the expiration of Smart’s income tax holiday.

Consolidated Net Income

As a result, our consolidated net income in 2005 was Php40,603 million, an increase of Php12,502 million, or 44%, compared to Php28,101 million in 2004. The following table shows the breakdown of our consolidated net income (loss) for the years ended December 31, 2005 and 2004 by business segment:

	Years Ended December 31,
					Change
	2005	%	2004	%	Amount	%
	(in millions)
Wireless	Php35,830	88	Php27,559	98	Php8,271	30
Fixed line	4,660	12	1,241	4	3,419	276
Information and communications technology	113	–	(699)	(2)	812	116
Total	Php40,603	100	Php28,101	100	Php12,502	44

On Business Segment Basis

Wireless

Operating Revenues

Our wireless business segment offers cellular services as well as satellite, VSAT, wireless broadband and other services.

The following table summarizes our total operating service and non-service revenues from our wireless business for the years ended December 31, 2005 and 2004 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
	(in millions)
Wireless services:
Service Revenues
Cellular	Php71,518	93	Php66,421	89	Php5,097	8
Satellite, VSAT, wireless broadband and others	2,677	3	2,232	3	445	20
	74,195	96	68,653	92	5,542	8
Non-service Revenues
Sale of cellular handsets and SIM-packs	2,711	4	6,111	8	(3,400)	(56)
Total Wireless Operating Revenues	Php76,906	100	Php74,764	100	Php2,142	3

Service Revenues

Our wireless service revenues increased by Php5,542 million, or 8%, to Php74,195 million in 2005 compared to Php68,653 million in 2004 mainly as a result of the continued growth of Smart’s and Piltel’s subscriber base. However, the growth in Smart’s and Piltel’s subscriber base in 2005 was lower than the increases in Smart’s and Piltel’s subscriber base of 48% and 51% in 2004 and 2003, respectively. As a percentage of our total wireless operating revenues, wireless service revenues increased to 96% in 2005 from 92% in 2004.

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

•         monthly service fees from postpaid subscribers, including: (1) charges for calls in excess of allocated free local calls; (2) toll charges for national and international long distance calls; (3) charges for text messages of our service customers in excess of allotted free text messages; and (4) charges for value-added services, net of related content provider costs;

•         revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the service; and

•         other charges, including those for reconnection and migration.

Our cellular service revenues in 2005 amounted to Php71,518 million, an increase of Php5,097 million, or 8%, from Php66,421 million in 2004. Cellular service revenues accounted for 93% and 89% of our total wireless operating revenues in 2005 and 2004, respectively. The increase in cellular service revenues was primarily due to the continued growth of Smart’s and Piltel’s subscriber base. As at December 31, 2005, the combined cellular subscribers of Smart and Piltel reached 20,408,621, an increase of 1,200,389, or 6%, over their combined cellular subscriber base of 19,208,232 as at December 31, 2004. Prepaid and postpaid net subscriber activations totaled 1,194,805 and 5,584, respectively, in 2005. However, the growth in Smart’s and Piltel’s subscriber base in 2005 was lower than the increases in Smart’s and Piltel’s subscriber base of 48% and 51% in 2004 and 2003, respectively.

The table below shows our cellular subscribers base as at December 31, 2005 and 2004:

	As at December 31,
			Increase
	2005	2004	Amount	%

Cellular subscriber base	20,408,621	19,208,232	1,200,389	6
Prepaid	20,128,543	18,933,738	1,194,805	6
Smart	15,144,118	14,321,288	822,830	6
Piltel	4,984,425	4,612,450	371,975	8
Postpaid	280,078	274,494	5,584	2

Of our 20,408,621 subscribers as at December 31, 2005, prepaid subscribers accounted for approximately 99% while postpaid subscribers accounted for the remaining 1%. Our cellular prepaid subscriber base grew by 6% to 20,128,543 as at December 31, 2005 from 18,933,738 as at December 31, 2004, whereas our postpaid subscriber base increased by 2% to 280,078 as at December 31, 2005 from 274,494 as at December 31, 2004. Smart’s prepaid and postpaid net subscriber activations totaled 822,830 and 5,584, respectively, in 2005, or a quarterly average addition of 205,707 prepaid and 1,396 postpaid subscribers. On the other hand, Piltel’s prepaid subscribers increased by 8% to 4,984,425 as at December 31, 2005 from 4,612,450 as at December 31, 2004, or a quarterly average addition of 92,994 subscribers. Postpaid subscribers as at December 31, 2005 were higher than as at December 31, 2004 primarily due to increased net activations in the last two quarters of 2005.

Our quarterly net subscriber activations (reductions) over the eight quarters in 2005 and 2004 are as follows:

	Prepaid		Postpaid	Total
	Smart	Piltel	Smart

2005
First Quarter	920,885	129,753	(6,357)	1,044,281
Second Quarter	314,607	222,233	116	536,956
Third Quarter	(53,953)	42,723	10,506	(724)
Fourth Quarter	(358,709)	(22,734)	1,319	(380,124)
2004
First Quarter	1,162,301	218,038	16,866	1,397,205
Second Quarter	1,207,542	468,772	7,691	1,684,005
Third Quarter	797,686	635,978	10,445	1,444,109
Fourth Quarter	1,322,624	422,577	(9,485)	1,735,716

Satellite, VSAT, Wireless Broadband and Other Services

Our revenues from satellite, VSAT, wireless broadband and other services consist mainly of rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies and wireless broadband service revenues from Smart Broadband, charges for ACeS Philippines’ satellite phone service and service revenues from PLDT Global subsidiary’s mobile virtual network operations. Smart Broadband offers a number of wireless broadband services with 25,428 subscribers as of December 31, 2005, including 21,759 Smart WiFi subscribers.

Gross service revenues from these services for 2005 amounted to Php2,677 million, an increase of Php445 million, or 20%, from Php2,232 million in 2004. This increase was primarily due to the growth in our wireless broadband business.

Non-service Revenues

Our wireless non-service revenues consist of:

•         proceeds from sale of cellular handsets; and

•         proceeds from sale of cellular SIM-packs.

Our wireless non-service revenues decreased by Php3,400 million, or 56%, to Php2,711 million in 2005 as compared to Php6,111 million in 2004 mainly attributable to lower handset sales due to the fact that activations in 2005 were primarily driven by more SIM-pack sales and SIM-swap activities up to May 2005.

Operating Expenses

Operating expenses associated with our wireless business in 2005 amounted to Php39,436 million, a decrease of Php2,162 million, or 5%, from Php41,598 million in 2004. A significant portion of this decrease was mainly attributable to decreases in costs of cellular handsets and SIM-packs sold and selling and promotion, partially offset by higher rent, and professional and other contracted sevices. As a percentage of our total wireless operating revenues, operating expenses associated with our wireless business decreased to 51% in 2005 from 56% in 2004.

Cellular business expenses accounted for 94% while satellite, VSAT, wireless broadband and other business expenses accounted for 6% of our wireless business expenses in 2005, compared to 93% and 7%, respectively, in 2004.

The following table summarizes our wireless-related expenses for the years ended December 31, 2005 and 2004 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
	(in millions)
Wireless services
Depreciation and amortization	Php9,200	23	Php10,082	24	(Php882)	(9)
Costs of cellular handsets and SIM-packs sold	5,827	15	10,599	25	(4,772)	(45)
Rent	5,577	14	4,156	10	1,421	34
Compensation and benefits(1)	4,245	11	3,195	8	1,050	33
Repairs and maintenance	3,667	9	2,597	6	1,070	41
Selling and promotions	3,124	8	4,261	10	(1,137)	(27)
Professional and other contracted services	1,608	4	472	1	1,136	241
Taxes and licenses	1,538	4	1,214	3	324	27
Cost of satellite air time	1,008	3	1,299	3	(291)	(22)
Communication, training and travel	960	2	791	2	169	21
Insurance and security services	947	2	937	2	10	1
Provision for inventory obsolescence	322	1	213	1	109	51
Provision for doubtful accounts	253	1	204	1	49	24
Amortization of intangible assets	189	1	93	–	96	103
Asset impairment	–	–	430	1	(430)	(100)
Other operating expenses	971	2	1,055	3	(84)	(8)
Total	Php39,436	100	Php41,598	100	(Php2,162)	(5)

__________

(1) Includes salaries and benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges decreased by Php882 million, or 9%, to Php9,200 million substantially due to a decrease in the depreciable asset base as certain of our wireless assets were fully depreciated by the end of 2005.

Costs of cellular handsets and SIM-packs sold decreased by Php4,772 million, or 45%, to Php5,827 million as activations in 2005 were primarily driven by more SIM-pack sales and SIM-swap activities compared to handset sales in 2004.

Rent expenses increased by Php1,421 million, or 34%, to Php5,577 million on account of an increase in the number of DFON facilities leased by Smart from PLDT and site rental expense. As at December 31, 2005, we had 4,305 cell sites and 5,982 base stations, compared with 3,951 cell sites and 5,303 base stations as at December 31, 2004.

Compensation and benefits increased by Php1,050 million, or 33%, to Php4,245 million primarily due to salary increases and higher long-term incentive costs of Smart. On the other hand, Smart's employee headcount decreased by 3% to 5,087 as at December 31, 2005 from 5,239 as at December 31, 2004.

Repairs and maintenance expenses increased by Php1,070 million, or 41%, to Php3,667 million mainly on account of higher repairs and maintenance costs, and higher site electricity and power generation expenses due to, and in line with, the continued growth in the number of cell sites and other network facilities.

Selling and promotion expenses decreased by Php1,137 million, or 27%, to Php3,124 million due to efficient media spending and termination of certain media contracts in 2005.

Professional and other contracted services increased by Php1,136 million, or 241%, to Php1,608 million mainly as a result of increased legal, technical service, and call center and payment facilities fees.

Taxes and licenses increased by Php324 million, or 27%, to Php1,538 million mainly due to an increase in Smart’s business-related taxes.

Cost of satellite air time decreased by Php291 million, or 22%, to Php1,008 million due to a change in the basis of recognizing air time cost. In 2004, satellite air time cost was accrued at a fixed amount per month based on the payment schedule in a standstill agreement in consideration for unlimited air time access. In 2005, upon the termination of the standstill agreement, air time cost was reverted to the original charging rate on a per minute basis. This was agreed to be the basis of air time cost until a new agreement is finalized.

Communication, training and travel increased by Php169 million, or 21%, to Php960 million due to higher local travel and training costs, as well as an increase in delivery, freight and hauling expenses incurred in 2005.

Insurance and security services increased by Php10 million, or 1%, to Php947 million mainly due to the increase in our number of cell sites and in the amount of network equipment insured as a result of, and in line with, the continued growth and expansion of our network.

Provision for inventory obsolescence increased by Php109 million, or 51%, to Php322 million, primarily due to slow sales of handsets relating to ACeS Philippines in 2005.

Provision for doubtful accounts increased by Php49 million, or 24%, to Php253 million in 2005 mainly due to a net reversal of provisions for carrier accounts in 2004 following subsequent collections from such carrier accounts.

Amortization of intangible assets increased by Php96 million, or 103%, to Php189 million in 2005, primarily due to the full year effect of the amortization of intangibles incurred in acquiring equity interests in Smart Broadband and Wolfpac by Smart in 2004.

No impairment charges were recognized in 2005. Asset impairment charges amounted to Php430 million in 2004 due to impairment losses recognized in respect of Mabuhay Satellite’s investment in an investee company.

Other operating expenses decreased by Php84 million, or 8%, to Php971 million due to a decrease in various business and operational-related expenses such as office supplies expense.

Operating Income

Operating income from our wireless business amounted to Php37,470 million in 2005, an increase of Php4,304 million, or 13%, from Php33,166 million in 2004, which was primarily due to increased revenues, mainly from our cellular services, complemented by lower operating expenses.

Financing Costs

Financing costs associated with our wireless business changed by Php2,974 million, or 130%, to a financing gain of Php689 million in 2005, primarily due to higher foreign exchange gains as a result of the 6% and 18% level of appreciation of the Philippine peso to the U.S. dollar and Japanese yen, respectively, from December 31, 2004 to December 31, 2005. Foreign exchange losses recorded in 2004 with the peso depreciation of 1% against the U.S. dollar, aggravated by the peso depreciation with approximately 8% against the Japanese yen from December 31, 2004 and December 31, 2005. In addition, lower debt balances in 2005 also contributed to decreased interest expense on loans. The breakdown of our financing costs for our wireless business for the years ended December 31, 2005 and 2004 is as follows:

	Years Ended December 31,
			Increase (Decrease)
	2005	2004	Amount	%
	(in millions)
Interest on loans and related items	Php1,037	Php1,082	(Php45)	(4)
Accretion on financial liabilities	248	884	(636)	(72)
(Gain) loss on derivative transactions – net	118	(7)	125	1,786
Financing charges	52	1	51	5,100
Capitalized interest	(85)	(98)	13	(13)
Foreign exchange losses (gain) – net	(2,059)	423	(2,482)	(587)
	(Php689)	Php2,285	(Php2,974)	(130)

Interest Income

Interest income generated by our wireless business amounted to Php1,057 million in 2005, an increase of Php333 million, or 46%, compared to Php724 million in 2004 mainly attributable to Smart’s higher average cash balances.

Other Income - net

Our wireless business segment generated other income - net of Php1,292 million in 2005, a decrease of Php638 million, from Php1,930 million in 2004. This decrease was primarily a result of a Php2,820 million gain on a debt restructuring transaction conducted by Smart in 2004 pertaining to our wireless business. See Note 12 – Interest-bearing Financial Liabilities – Term Loans – US$283 Million Term Loan Facility, or Debt Exchange Facility to the accompanying consolidated financial statement in Item 18.

Income Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income (Loss) of Consolidated Subsidiaries

Income before income tax, cumulative effect of change in accounting policy and minority interest in net income (loss) of consolidated subsidiaries increased by Php7,045 million, or 21%, to Php40,508 million in 2005 compared to Php33,463 million in 2004, mainly due to a 3% increase in wireless operating revenues, principally from our cellular business, resulting from the continued cellular subscriber growth, as well as a decrease in our wireless business expenses of 5% in 2005.

Provision for Income Tax

Provision for income tax decreased by Php1,682 million, or 28%, to Php4,285 million in 2005 from Php5,967 million in 2004 mainly due to lower non-tax deductible charges and the net movement in deferred tax assets as previously unrecognized deferred tax assets were taken-up in 2005 with the increased likelihood that Smart and Piltel would be able to realize the future tax benefits on these assets. We currently expect that our effective corporate tax rate will be higher going forward than in previous years due to the expiration of Smart’s income tax holiday.

Net Income

Our wireless business segment recorded a net income of Php35,830 million in 2005, an increase of Php8,271 million, or 30%, over Php27,559 million registered in 2004 primarily due to the 6% growth in our cellular subscriber base, complemented by a 5% decrease in wireless expenses.

Fixed Line

Operating Revenues

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Operating revenues generated from our fixed line business for 2005 totaled Php49,472 million, an increase of Php926 million, or 2%, from Php48,546 million in 2004. This increase was primarily due to higher revenues generated from data and other network services, and miscellaneous revenues, which was partially offset by decreased revenues from national long distance services, international long distance services and local exchange service. As a percentage of our total operating revenues, fixed line revenues decreased to 38% in 2005 from 39% in 2004, principally due to the continued growth of our wireless business.

The following table summarizes total operating revenues from our fixed line business for the years ended December 31, 2005 and 2004, respectively, by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
	(in millions)
Fixed line services:
Service Revenues
Local exchange	Php20,229	40	Php20,606	42	(Php377)	(2)
International long distance	12,245	25	12,804	26	(559)	(4)
National long distance	5,254	11	6,736	14	(1,482)	(22)
Data and other network	10,394	21	7,114	15	3,280	46
Miscellaneous	1,309	3	1,286	3	23	2
	49,431	100	48,546	100	885	2
Non-Service Revenues
Sale of cellular handsets	41	–	–	–	41	100
Total Fixed Line Operating Revenues	Php49,472	100	Php48,546	100	Php926	2

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

The following table summarizes key measures of our local exchange service business segment as at and for the years ended December 31, 2005 and 2004, respectively:

	Years Ended December 31,
			Increase (Decrease)
	2005	2004	Amount	%

Consolidated local exchange service revenues (in millions)	Php20,229	Php20,606	(Php377)	(2)
Number of fixed lines in service	2,113,799	2,152,027	(38,228)	(2)
Number of fixed line employees	9,197	9,692	(495)	(5)
Number of fixed lines in service per employee	230	222	8	4

Revenues from our local exchange service in 2005 decreased by Php377 million, or 2%, to Php20,229 million from Php20,606 million in 2004. The decrease was primarily due to a 2% decline in the number of fixed lines in service and the appreciation of the peso against U.S. dollars which required us to make downward adjustments in our monthly local service rates, which was partially offset by adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 40% in 2005 from 42% in 2004.

Fixed line net reductions in 2005 were 38,228 as compared to 33,924 in 2004. While fixed line additions totaled 7,706 for postpaid fixed line services, prepaid fixed lines in service declined by 45,934 in 2005. As at December 31, 2005, postpaid and prepaid fixed line subscribers totaled 1,790,897 and 322,902, respectively, which accounted for approximately 85% and 15%, respectively, of our total fixed lines in service.

Pursuant to a currency exchange rate adjustment mechanism authorized by the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-U.S. dollar exchange rate relative to a base rate of Php11.00 to US$1.00. During 2005, we implemented six downward and three upward adjustments in our monthly local service rates compared to six upward and one downward adjustments in 2004. The average peso-to-U.S. dollar rate in 2005 was Php55.085 to US$1.00, compared to the average of Php56.044 to US$1.00 in 2004. This change in the average peso-to-U.S. dollar rate translated to a peso appreciation of 2%, which resulted in an average net decrease of 1% in our monthly local service rates in 2005.

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

The following table shows information about our international fixed line long distance business for the years ended December 31, 2005 and 2004, respectively:

	Years Ended December 31,
			Decrease
	2005	2004	Amount	%

Total international long distance service revenues (in millions)	Php12,245	Php12,804	(Php559)	(4)
Inbound	10,203	10,452	(249)	(2)
Outbound	2,042	2,352	(310)	(13)

International call volumes (in million minutes, except call ratio)	2,226	2,348	(122)	(5)
Inbound	2,079	2,192	(113)	(5)
Outbound	147	156	(9)	(6)
Inbound-outbound call ratio	14.1:1	14.1:1	–	–

Our total international long distance service revenues decreased by Php559 million, or 4%, to Php12,245 million in 2005 from Php12,804 million in 2004 primarily due to the peso appreciation coupled with the decrease in call volumes largely as a result of alternative means of communications such as e-mailing, texting and Internet telephony. The percentage contribution of international long distance service revenues to our fixed line service revenues decreased to 25% in 2005 from 26% in 2004.

Our revenues from inbound international long distance service decreased by Php249 million due to a decrease in inbound traffic volume by 113 million minutes to 2,079 million minutes in 2005. In addition, the 2% appreciation in the average value of peso to U.S. dollar to Php55.085 during 2005 from Php56.044 during 2004 contributed to the decrease in our inbound international long distance revenues in peso terms since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the time of billing.

Our revenues from outbound international long distance calls in 2005 decreased by Php310 million, or 13%, to Php2,042 million from Php2,352 million in 2004. The decrease resulted from lower conversion rates used as average billing rates were Php55.30 and Php55.98 in 2005 and 2004, respectively.

Our outbound international long distance call volumes declined by 6% to 147 million minutes in 2005 from 156 million minutes in 2004, primarily due to cellular substitution (subscribers opting to use cellular for international outbound calls) and the popularity of alternative means of communications such as e-mailing, international text messaging and internet telephony.

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

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2005 and 2004, respectively:

	Years Ended December 31,
			Increase (Decrease)
	2005	2004	Amount	%

Total national long distance service revenues (in millions)	Php5,254	Php6,736	(Php1,482)	(22)
National long distance call volumes (in million minutes)	1,904	1,853	51	3

Our national long distance service revenues decreased by Php1,482 million, or 22%, to Php5,254 million in 2005 from Php6,736 million in 2004 as a result of: (1) a decrease in average revenue per minute due to our fixed rate per call promotion starting February 14, 2005; and (2) the integration of local exchanges into a single calling area, which resulted in calls between two exchanges located within the same province no longer being considered as national long distance calls, but rather as local calls. Accordingly, the percentage contribution of national long distance revenues to our fixed line service revenues decreased to 11% in 2005 compared to 14% in 2004.

On February 14, 2005, we launched a Php10 per call promotion to PLDT fixed line subscribers nationwide and for calls to Smart and Talk ‘N Text subscribers. This promotion was launched with the objective of determining a more effective tariff structure that would stimulate fixed line usage. Under the promotion, NDD calls between any PLDT fixed line subscribers nationwide or from any PLDT fixed line subscribers nationwide to any Smart and Talk ‘N Text subscribers were charged Php10 per call instead of being charged on a per minute basis.

On May 12, 2005, PLDT began offering the Php10 per call promotion with an additional Php5 per call for the same unlimited talktime to Smart and Talk ‘N Text subscribers. PLDT to PLDT NDD calls below the equivalent Php10 toll usage were charged based on the regular rate per minute. On August 12, 2005, PLDT ceased offering the Php10 per call promotion to calls terminating to Smart and Talk ‘N Text subscribers.

Beginning September 12, 2005, PLDT charged an optional Php20 add-on monthly service fee for PLDT fixed line subscribers who may want to continue to avail themselves of the Php10 per call promotion for calls within our network.

In January 2006, PLDT launched the 10-10-10 promotion. This promotion offers a flat rate of Php10 for unlimited calls of any PLDT fixed line subscribers nationwide to PLDT, Smart and Talk ‘N Text subscribers for a Php50 monthly service fee.

Our national long distance call volumes increased by approximately 3% to 1,904 million minutes in 2005 from 1,853 million minutes in 2004. This was mainly due to the Php10 per call promotion offered to PLDT fixed line subscribers nationwide.

The integration of some of our local exchanges into a single local calling area, as approved by the NTC, also negatively affected our national long distance call volumes, and consequently, our revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

Data and Other Network Services

Our data and other network services in 2005 generated revenues of Php10,394 million, an increase of Php3,280 million, or 46%, from Php7,114 million in 2004, which was primarily due to increases in revenues generated in leased lines and IP-based data services, particularly Diginet and DSL. The revenue contribution of this service segment to our fixed line service revenues increased to 21% in 2005 from 15% in 2004.

Data and other network services we currently provide include leased lines, IP-based, packet-based and switch-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband Internet-based data communications, and packet-based communication.

Of our total revenues generated in data and other network services in 2005, leased lines accounted for 55%, IP-based services accounted for 29%, packet-based services accounted for 11% and switched-based services accounted for the remaining 5%, compared to 56%, 25%, 13% and 6%, respectively, in 2004. These percentage increases indicate a continuing demand for broadband services, particularly the high bandwidth clear data requirements of business process outsourcing companies, or BPOs, and call centers. We expect this trend to continue due to growth in the areas of e-commerce, online services and BPOs particularly among call centers, medical transcription, animation and shared services.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional bandwidth offerings – Fibernet, Arcstar, Acacia, I-Gate, Diginet, BRAINS, among others – continues to provide us with a stable revenue source. In addition, we provide Smart’s increasing fiber optic and leased line data requirements, which are included under our national data services.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising and facilities rental. In 2005, these revenues increased by Php23 million, or 2%, to Php1,309 million from Php1,286 million in 2004. The improvement was mainly due to an increase in co-location charges from more co-location sites coupled with an increase in rent income on duct utilization and cable restoration. The percentage contribution of miscellaneous service revenues to our fixed line service revenues was 3% in 2005 and 2004.

Operating Expenses

Operating expenses related to our fixed line business in 2005 totaled Php38,832 million, an increase of Php6,805 million, or 21%, compared to Php32,027 million in 2004. The increase was primarily due to higher depreciation and amortization and higher selling and promotions expenses which were partially offset by lower provision for doubtful accounts expense.

The following table sets forth the breakdown of our total fixed line-related expenses for the years ended December 31, 2005 and 2004, respectively, and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
	(in millions)
Fixed line services:
Depreciation and amortization	Php18,240	47	Php9,677	30	Php8,563	88
Compensation and benefits(1)	8,261	22	7,921	25	340	4
Repairs and maintenance	3,297	9	3,211	10	86	3
Provision for doubtful accounts	1,944	5	3,751	12	(1,807)	(48)
Rent	1,727	4	1,746	5	(19)	(1)
Selling and promotions	1,535	4	1,159	4	376	32
Professional and other contracted services	1,039	3	1,060	3	(21)	(2)
Taxes and licenses	942	2	820	3	122	15
Insurance and security services	628	2	700	2	(72)	(10)
Communication, training and travel	447	1	449	1	(2)	–
Provision for inventory obsolescence	157	–	361	1	(204)	(57)
Cost of Sales	53	–	–	–	53	100
Asset impairment	–	–	365	1	(365)	(100)
Other operating expenses	562	1	807	3	(245)	(30)
Total	Php38,832	100	Php32,027	100	Php6,805	21

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Depreciation and amortization charges increased by Php8,563 million, or 88%, to Php18,240 million mainly due to the effect of our change in estimated useful lives of certain property, plant and equipment in line with our continuous network upgrade and expansion, which resulted in increased depreciation charges for 2005, and higher depreciation of our regular asset base primarily resulting from additional completed projects.

Compensation and benefits expenses increased by Php340 million, or 4%, to Php8,261 million primarily due to the effect of the collective bargaining agreement-related increases in salaries and benefits and an increase in incentive plan-related accruals, partially offset by a reduction in headcount due to PLDT’s manpower rightsizing program.

Repairs and maintenance expenses increased by Php86 million, or 3%, to Php3,297 million primarily due to higher maintenance costs for foreign cable and wire facilities as more operating and maintenance-related restorations were incurred in 2005 as compared to 2004.

Provision for doubtful accounts decreased by Php1,807 million, or 48%, to Php1,944 million, primarily on account of a lower provision by PLDT for anticipated uncollectible accounts from various specifically identified domestic telecommunications carriers which were provided for in 2004.

Rent expenses decreased by Php19 million, or 1%, to Php1,727 million due to a decrease in international leased circuits and rental charges occupied by various equipments, partially offset by higher rentals for bundled sales/value added service units.

Selling and promotion expenses increased by Php376 million, or 32%, to Php1,535 million, primarily as a result of an increase in PLDT’s promotional activities in relation to various products and services, partially offset by lower commissions paid in 2005.

Professional and other contracted services decreased by Php21 million, or 2%, to Php1,039 million primarily due to lower advisory and legal fees in 2005 for various services, partially offset by an increase in facility management fees and collection agency fees.

Taxes and licenses increased by Php122 million, or 15%, to Php942 million mainly on account of higher NTC supervision and license fees, fringe benefit taxes in respect of our stock option plan and other business-related taxes paid in 2005 as compared to 2004.

Insurance and security services decreased by Php72 million, or 10%, to Php628 million, primarily due to lower premiums on property all-risk, industrial all-risk and industrial fire insurance, partially offset by higher security services due to a rate increase for contracted security guards.

Communication, training and travel expenses decreased by Php2 million to Php447 million due to a decrease in mailing, courier and delivery services, as well as a decrease in local travel and training in 2005 as compared to 2004.

Provision for inventory obsolescence decreased by Php204 million, or 57%, to Php157 million primarily on account of lower inventory obsolescence owing to slow-moving items determined in 2005 as compared to 2004.

Cost of sales amounting to Php53 million were recognized in 2005 in relation to our DSL promotion. No similar charges were incurred in 2004.

Asset impairment amounted to Php365 million in 2004 owing to an impairment of a fixed line subsidiary’s facilities; no impairment charge was recognized in 2005.

Other operating expenses decreased by Php245 million, or 30%, to Php562 million due to lower office supplies consumption and printing costs resulting from PLDT’s continuing cost-containing activities.

Operating Income

Operating income from our fixed line service amounted to Php10,640 million in 2005, a decrease of Php5,879 million, or 36%, from Php16,519 million in 2004, which was primarily due to an increase in fixed line-related expenses particularly increased depreciation, which more than offset the 2% increase in fixed line-related revenues.

Financing Costs

Financing costs decreased by Php8,962 million, or 60%, to Php5,859 million due to: (1) the strengthening of the peso relative to the U.S. dollar and Japanese yen resulting in foreign exchange gains in 2005 as compared to foreign exchange losses recorded during 2004; (2) lower interest payments on loans and related items owing to lower debt balances in 2005 as compared to 2004; and (3) lower recorded loss on derivatives in 2005 as compared to 2004.

The breakdown of our financing costs for our fixed line business for the years ended December 31, 2005 and 2004 is as follows:

	Years Ended December 31,
			Increase (Decrease)
	2005	2004	Amount	%
	(in millions)
Interest on loans and related items	Php9,058	Php10,634	(Php1,576)	(15)
Foreign exchange losses (gains) – net	(6,167)	2,356	(8,523)	(362)
Hedge costs	1,234	1,011	223	22
Loss on derivative transactions – net	1,683	871	812	93
Capitalized interest	(419)	(497)	(78)	(16)
Accretion on financial liabilities	320	301	19	6
Financing charges	150	145	5	3
	Php5,859	Php14,821	(Php8,962)	(60)

Interest Income

Interest income generated by our fixed line business amounted to Php385 million in 2005, an increase of Php137 million, or 55%, compared to Php248 million in 2004 mainly attributable to PLDT’s higher average cash balances in 2005.

Other Income - Net

All other income/gains such as rental income, gain on disposal of property, which do not fall under service revenues are included under this classification. In 2005, our fixed line business segment registered a decrease in other income of Php35 million, or 47%, to Php39 million from Php74 million in 2004.

Income Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income of Consolidated Subsidiaries

Our fixed line business segment registered an income before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries of Php5,205 million in 2005, an increase of Php3,185 million, or 158% compared to Php2,020 million in 2004, primarily resulting from lower fixed line business-related expenses, particularly financing costs coupled with an increase in fixed line-related revenues, partially offset by higher depreciation and amortization.

Provision for Income Tax

Provision for income tax amounted to Php544 million in 2005 as compared to Php800 million in 2004 due to taxable losses of PLDT owing to higher realized foreign exchange gains in 2005 and the effect of tax rate adjustment.

Net Income

In 2005, our fixed line business segment registered a net income of Php4,660 million, an increase of Php3,419 million, or 276%, compared to Php1,241 million in 2004. The increase was primarily due to a slight increase in fixed line operating revenues and significantly lower financing costs, partially offset by higher fixed line operating expenses particularly increased depreciation and amortization.

Information and Communications Technology

Operating Revenues

Our information and communications technology business is conducted by ePLDT, a wholly-owned subsidiary of PLDT.

In 2005, our information and communications technology business generated operating revenues of Php3,305 million, an increase of Php904 million, or 38%, from Php2,401 million in 2004, primarily due to the growth in our call center business. The revenues of our information and communications technology business accounted for 3% and 2% of our total operating revenues in 2005 and 2004, respectively. ePLDT’s call center business contributed revenues of Php1,944 million, Internet and gaming contributed revenues of Php556 million and Vitro™ contributed revenues of Php376 million, representing 66%, 19% and 13%, respectively, of the total service revenues from our information and communications technology business in 2005, compared to 62%, 27% and 8%, respectively, in 2004. Going forward, we expect revenues from our call center and Internet and gaming businesses to continue to contribute significantly to our information and communications technology revenues with the growing demand for call center services.

The following table summarizes our total operating revenues from our information and communications technology business for the years ended December 31, 2005 and 2004 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
	(in millions)
Service Revenues
Call center	Php1,944	59	Php1,283	54	Php661	52
Internet and gaming business	556	17	569	24	(13)	(2)
Vitro™ data center	376	11	173	7	203	117
Others	77	2	55	2	22	40
	2,953	89	2,080	87	873	42
Non-service Revenues
Point-of-product sales	352	11	321	13	31	10
Total ICT Operating Revenues	Php3,305	100	Php2,401	100	Php904	38

Service Revenues

Service revenues generated by our information and communications technology business amounted to Php2,953 million in 2005, an increase of Php873 million, or 42%, from Php2,080 million in 2004. This was primarily a result of the continued growth of our call center and Internet and gaming businesses.

Call Center

Call center revenues consist of:

•         inbound calls for customer care, product inquiries, sales and technical support based on active minutes;

•         outbound calls for sales and collections based on active minutes; and

•         service income for e-mail handling, web chat, web co-browsing, data entry and business process outsourcing based on transaction volume.

Revenues related to our call center business in 2005 increased by Php661 million, or 52%, to
Php1,944 million from Php1,283 million in 2004, primarily due to the combined effects of the following: (1) Vocativ’s upward price adjustment for voice and VoIP, and an increase in programs being handled; (2) an upward price adjustment by Parlance for its inbound and outbound projects, coupled with an increase in the number of registered minutes for inbound projects and hours for outbound projects; and (3) commencement of Ventus operations in Iloilo in March 2005.

Call center revenues accounted for 66% and 62% of our total information and communications technology service revenues in 2005 and 2004, respectively.

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

Revenues from our Internet and gaming business in 2005 decreased by Php13 million, or 2%, to Php556 million from Php569 million in 2004, primarily due to a decrease in Infocom’s revenues in 2005, which was partially offset by the consolidation of Digital Paradise in June 2004. Our Internet and gaming business revenues accounted for 19% and 27% of service revenues from information and communications technology business in 2005 and 2004, respectively.

Vitro™ data center

ePLDT operates an Internet data center under the brand name Vitroä. Granted pioneer status as an Internet data center by the BOI, Vitroä provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall.

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

In 2005, Vitroä contributed revenues of Php376 million, an increase of Php203 million, or 117%, from Php173 million in 2004, primarily due to an increase in co-location revenues, server hosting and other services. Vitroä revenues accounted for 13% and 8% of service revenues from our information and communications technology business in 2005 and 2004, respectively.

Others

Other revenues consist of:

•         fees generated for issuance of digital certificates; and

•         revenues derived from IT helpdesk/contact center solutions and terminals for credit, debit and credit card transactions.

Revenues from other businesses related to our information and communications technology segment in 2005 increased to Php77 million from Php55 million in 2004 largely due to IT helpdesk/contact center services rendered coupled with an increase in the number of digital certificates sold.

Please refer to Note 8 – Investments to the accompanying consolidated financial statements in Item 18 for further discussion on ePLDT’s other information and communications technology services.

Non-service Revenues

Non-service revenues consist of sales generated from reselling certain Microsoft licenses, server solutions, networking products, storage products and data security products. In 2005, non-service revenues generated by our information and communications technology business increased by Php31 million, or 10%, to Php352 million compared to Php321 million in 2004, primarily due to higher revenues from sales of networking equipment and Microsoft licenses.

Operating Expenses

Expenses associated with our information and communications technology business totaled Php3,253 million in 2005, an increase of Php218 million, or 7%, from Php3,035 million in 2004, primarily due to an increase in cash expenses, particularly compensation and benefits, partly offset by an impairment provision recognized in 2004. As a percentage of our information and communications technology revenues, expenses related to our information and communications technology business were at 98% and 126% for 2005 and 2004, respectively.

The following table shows the breakdown of our total information and communications technology-related expenses for the years ended December 31, 2005 and 2004, respectively, and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
	(in millions)
Information and communications technology services:
Compensation and benefits(1)	Php1,352	42	Php900	30	Php452	50
Selling and promotions	421	13	291	10	130	45
Depreciation and amortization	415	13	339	11	76	22
Rent	362	11	366	12	(4)	(1)
Repairs and maintenance	283	9	316	11	(33)	(10)
Communication, training and travel	98	3	70	2	28	40
Professional and other contracted services	82	2	67	2	15	22
Provision for doubtful accounts	54	2	–	–	54	100
Taxes and licenses	36	1	21	1	15	71
Amortization of intangibles	15	1	–		15	100
Insurance and security services	14	–	7	–	7	100
Asset impairment	11	–	617	20	(606)	(98)
Provision for inventory obslescence	–	–	3	–	(3)	(100)
Other operating expenses	110	3	38	1	72	189
Total	Php3,253	100	Php3,035	100	Php218	7

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits increased by Php452 million, or 50%, to Php1,352 million, mainly due to the expansion of our call center and Internet and gaming businesses, which resulted in an increase in headcount coupled with an increase in salaries, bonuses and various incentives of employees.

Selling and promotion expenses increased by Php130 million, or 45%, to Php421 million mainly as a result of the commercial release of Khan Online in February 2005 following the commencement of netGames’ commercial operations. Furthermore, Vitro’s increase in sales of software products in 2005 as compared to 2004 resulted in higher selling and marketing expenses.

Depreciation and amortization charges increased by Php76 million, or 22%, to Php415 million, primarily due to an increase in the depreciable asset base in relation to the expansion of our call center and Internet and gaming businesses.

Rent expenses decreased by Php4 million, or 1%, to Php362 million, primarily due to a decline in Vitro’s lease of hosting equipment for use in its Bureau of Internal Revenue project and the expansion of our call center and Internet and gaming businesses.

Repairs and maintenance expenses decreased by Php33 million, or 10%, to Php283 million, primarily due to Vitro’s lower hardware maintenance costs related to its IBM and CISCO equipments partially offset by higher hosting-related costs incurred in 2005 as compared to 2004.

Communication, training and travel expenses increased by Php28 million, or 40%, to Php98 million due to the increased cost of bandwidth and information system charges, coupled by the increase in telecommunications costs incurred by our call center business for its outbound calls. Furthermore, CSR trainings for our call centers during 2005 contributed higher foreign travel and training costs compared to 2004.

Professional and other contracted services increased by Php15 million, or 22%, to Php82 million, primarily due to an increase in consultancy, legal and audit fees in 2005.

Provision for doubtful accounts amounted to Php54 million in 2005 primarily due to specifically identified doubtful accounts pertaining to Infocom as of the end of 2005. No provision was provided for in 2004.

Taxes and licenses increased by Php15 million, or 71%, to Php36 million, mainly on account of documentary stamp taxes paid by ePLDT and Ventus in their issuance of additional capital stock in 2005 as compared to 2004.

Amortization of intangibles amounted to Php15 million in 2005 due to impairment of goodwill of ePLDT’s investment in Netopia.

Insurance and security services increased by Php7 million, or 100%, to Php14 million primarily due to higher premium costs and an increase in the assets insured in 2005 as compared to 2004.

Asset impairment amounted to Php11 million, a decrease of Php606 million, or 98%, primarily due to the recognition of an impairment provision in relation to an investee company in 2004.

Provision for inventory obsolescence amounted to Php3 million in 2004 mainly pertaining to maintenance-related inventory items of Infocom.

Other operating expenses increased by Php72 million, or 189%, to Php110 million mainly due to recognition of royalty fees to Khan Online in 2005 and an increase in other business-related costs.

Financing Costs

Financing costs increased by Php15 million, or 38%, to Php54 million, primarily due to higher foreign exchange losses from dollar-denominated receivables in 2005 as compared to 2004.

Provision for Income Tax

Provision for income tax amounted to Php20 million in 2005, a decrease of Php39 million, or 66%, as compared to Php59 million in 2004, primarily due to lower reversal of Infocom’s recorded deferred income tax asset in 2005 as compared to 2004.

Net Income (Loss)

In 2005, our information and communications technology business segment registered a net income of Php113 million compared to a net loss of Php699 million posted in 2004 mainly on account of the higher net income contribution of our call center business and impairment provision recognized in 2004, partially offset by Infocom’s operating loss in 2005 and Digital Paradise’s high operating costs due to its ongoing expansion.

2004 Compared to 2003

On a Consolidated Basis

Consolidated Operating Revenues

Largely driven by the continued strong growth of our wireless business, particularly Smart’s cellular business, our consolidated operating revenues for 2004 increased by Php9,973 million, or 9%, to Php121,173 million from Php111,200 million in 2003. The revenue contribution of our wireless business accounted for 62% of our consolidated operating revenues for 2004, compared to 59% in 2003.

The following table shows the breakdown of our consolidated operating revenues for the years ended December 31, 2004 and 2003 by business segment:

	Years Ended December 31,
					Change
	2004	%	2003	%	Amount	%
	(in millions)
Wireless	Php74,764	62	Php65,183	59	Php9,581	15
Fixed line	48,546	40	46,820	42	1,726	4
Information and communications technology	2,401	2	1,783	1	618	35
Inter-segment revenues	(4,538)	(4)	(2,586)	(2)	(1,952)	75
Total	Php121,173	100	Php111,200	100	Php9,973	9

Consolidated Operating Expenses

Our consolidated operating expenses in 2004 decreased by Php5,187 million, or 7%, to Php72,634 million from Php77,821 million in 2003. The decrease was primarily due to lower operating expenses associated with our wireless and fixed line businesses, partially offset by an increase in operating expenses associated with our information and communications technology business. As a percentage of our consolidated operating revenues, consolidated operating expenses decreased to 60% in 2004 from 70% in 2003.

The following table shows the breakdown of our consolidated operating expenses for the years ended December 31, 2004 and 2003 by business segment:

	Years Ended December 31,
					Increase/(Decrease)
	2004	%	2003	%	Amount	%
	(in millions)

Wireless	Php41,598	57	Php46,264	59	(Php4,666)	(10)
Fixed line	32,027	44	32,303	42	(276)	(1)
Information and communications technology	3,035	4	2,272	3	763	34
Inter-segment expenses	(4,026)	(5)	(3,018)	(4)	(1,008)	33
Total	Php72,634	100	Php77,821	100	(Php5,187)	(7)

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

Consolidated Net Income (Loss)

As a result, our consolidated net income in 2004 was Php28,101 million, an increase of Php17,056 million, or 154%, compared to Php11,045 million in 2003. The following table shows the breakdown of our consolidated net income (loss) for the years ended December 31, 2004 and 2003 by business segment:

	Years Ended December 31,
					Change
	2004	%	2003	%	Amount	%
	(in millions)

Wireless	Php27,559	98	Php13,275	120	Php14,284	108
Fixed line	1,241	4	(1,902)	(17)	3,143	165
Information and communications technology	(699)	(2)	(328)	(3)	(371)	113
Total	Php28,101	100	Php11,045	100	Php17,056	154

On Business Segment Basis

Wireless

Operating Revenues

Our wireless business segment offers cellular services as well as satellite, VSAT, and other services.

The following table summarizes our total operating service and non-service revenues from our wireless business for the years ended December 31, 2004 and 2003 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2004	%	2003	%	Amount	%
	(in millions)
Wireless services:
Service Revenues
Cellular	Php66,421	89	Php52,750	81	Php13,671	26
Satellite, VSAT and others	2,232	3	1,885	3	347	18
	68,653	92	54,635	84	14,018	26
Non-service Revenues
Sale of cellular handsets and SIM-packs	6,111	8	10,548	16	(4,437)	(42)
Total Wireless Operating Revenues	Php74,764	100	Php65,183	100	Php9,581	15

Service Revenues

Our wireless service revenues increased by Php14,018 million, or 26%, to Php68,653 million in 2004 compared to Php54,635 million in 2003 mainly as a result of the continued growth of Smart’s and Piltel’s subscriber base. Accordingly, as a percentage of our total wireless operating revenues, wireless service revenues increased to 92% in 2004 from 84% in 2003.

Cellular Service

Our cellular service revenues in 2004 amounted to Php66,421 million, an increase of Php13,671 million, or 26%, from Php52,750 million in 2003. Cellular service revenues accounted for 89% and 81% of our total wireless operating revenues in 2004 and 2003, respectively. The increase in cellular service revenues was primarily due to the continued growth of Smart’s and Piltel’s subscriber base. As at December 31, 2004, the combined cellular subscribers of Smart and Piltel reached 19,208,232, an increase of 6,261,035, or 48%, over their combined cellular subscriber base of 12,947,197 as at December 31, 2003. Prepaid and postpaid net subscriber activations totaled 6,235,518 and 25,517, respectively, in 2004, or a quarterly average addition of 1,558,880 prepaid and 6,379 postpaid subscribers.

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

Our quarterly net subscriber activations (reductions) over the eight quarters in 2004 and 2003 are as follows:

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

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Gross service revenues from these services for 2004 amounted to Php2,232 million, an increase of Php347 million, or 18%, from Php1,885 million in 2003.

Non-service Revenues

Our wireless non-service revenues decreased by Php4,437 million, or 42%, to Php6,111 million in 2004 as compared to Php10,548 million in 2003 mainly attributable to lower handset sales due to the fact that activations in 2004 were primarily driven by more SIM-pack sales and SIM-swap activities.

Operating Expenses

Operating expenses associated with our wireless business in 2004 amounted to Php41,598 million, a decrease of Php4,666 million, or 10%, from Php46,264 million in 2003. A significant portion of this decrease was mainly attributable to decreases in costs of cellular handsets and SIM-packs sold and depreciation and amortization, partially offset by higher rent and selling and promotions expenses. As a percentage of our total wireless operating revenues, operating expenses associated with our wireless business decreased to 56% in 2004 from 71% in 2003.

Cellular business expenses accounted for 93% while satellite, VSAT and other business expenses accounted for 7% of our wireless business expenses in 2004, compared to 94% and 6%, respectively, in 2003.

The following table summarizes our wireless-related expenses for the years ended December 31, 2004 and 2003 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2004	%	2003	%	Amount	%
(in millions)
Wireless services
Costs of cellular handsets and SIM-packs sold	Php10,599	25	Php15,790	34	(Php5,191)	(33)
Depreciation and amortization	10,082	24	12,183	26	(2,101)	(17)
Selling and promotions	4,261	10	3,305	7	956	29
Rent	4,156	10	2,235	5	1,921	86
Compensation and benefits(1)	3,195	8	3,682	8	(487)	(13)
Repairs and maintenance	2,597	6	2,051	4	546	27
Cost of satellite air time	1,299	3	1,919	4	(620)	(32)
Taxes and licenses	1,214	3	1,142	3	72	6
Insurance and security services	937	2	756	2	181	24
Communication, training and travel	791	2	619	1	172	28
Professional and other contracted services	472	1	743	2	(271)	(36)
Asset impairment	430	1	288	1	142	49
Provision for inventory obsolescence	213	1	87	–	126	145
Provision for doubtful accounts	204	1	72	–	132	183
Amortization of intangible assets	93	–	766	2	(673)	(88)
Other operating expenses	1,055	3	626	1	429	69
Total	Php41,598	100	Php46,264	100	(Php4,666)	(10)

__________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Costs of cellular handsets and SIM-packs sold decreased by Php5,191 million, or 33%, to Php10,599 million as activations in 2004 were primarily driven more by SIM-pack sales and SIM-swap activities compared to handset sales in 2003.

Depreciation and amortization charges decreased by Php2,101 million, or 17%, to Php10,082 million substantially due to a decrease in the depreciable asset base as certain of our wireless assets were fully depreciated by the end of 2004.

Selling and promotion expenses increased by Php956 million, or 29%, to Php4,261 million due to advertising and promotions costs incurred to attract new subscriptions, as well as to retain our existing subscriber base.

Rent expenses increased by Php1,921 million, or 86%, to Php4,156 million on account of an increase in the number of transmission links and higher cell site and office space rentals for the increased number of cell sites, wireless centers and space requirements for increased personnel, primarily related to the increase in the number of our subscribers. As at December 31, 2004, we had 3,951 cell sites and 5,303 base stations, compared with 2,920 cell sites and 3,904 base stations as at December 31, 2003.

Compensation and benefits decreased by Php487 million, or 13%, to Php3,195 million primarily due to a higher accrual in 2003 of a long-term incentive benefits of managers and executives of Smart covering the period 2000 to 2004, partially offset by an increase in headcount and increased salaries, benefits and performance bonuses of Smart’s employees. Smart's employee headcount increased by 8% to 5,239 as at December 31, 2004 from 4,870 as at December 31, 2003.

Repairs and maintenance expenses increased by Php546 million, or 27%, to Php2,597 million mainly on account of higher repairs and maintenance costs, and higher site utility expenses due to, and in line with, the continued growth in the number of cell sites and other network facilities.

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

Taxes and licenses increased by Php72 million, or 6%, to Php1,214 million mainly due to an increase in Smart’s business-related permits and licenses.

Insurance and security services increased by Php181 million, or 24%, to Php937 million mainly due to the increase in our number of cell sites and in the amount of network equipment insured as a result of the continued growth and expansion of our network.

Communication, training and travel increased by Php172 million, or 28%, to Php791 million due to higher local training and travel costs, as well as increased delivery, freight and hauling expenses incurred in 2004.

Professional and other contracted services decreased by Php271 million, or 36%, to Php472 million mainly as a result of decreased legal and consultancy fees primarily incurred in connection with transactions conducted by Smart in 2004, partially offset by increased bill collection service fees in line with the growth of our subscriber base.

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

Amortization of intangible assets decreased by Php673 million, or 88%, to Php93 million in 2004 mainly due to the amortization of a customer list of Php766 million in 2003. The amortization expense of Php93 million in 2004 represents amortization of intangibles incurred in acquiring equity interests in Smart Broadband and Wolfpac by Smart; no similar charges were incurred in 2003.

Other operating expenses increased by Php429 million, or 69%, to Php1,055 million due to various business and operational-related expenses such as facility usage fees and office supplies expenses.

Operating Income

Operating income from our wireless business amounted to Php33,166 million in 2004, an increase of Php14,247 million, or 75%, from Php18,919 million in 2003, primarily due to increased revenues, mainly from our cellular services, complemented by lower operating expenses.

Financing Costs

Financing costs associated with our wireless business decreased by Php1,848 million, or 45%, to Php2,285 million in 2004, primarily due to lower foreign exchange losses, because the level of depreciation of the peso was higher in 2003 compared to 2004, and lower interest expense on loans resulting from lower debt balances in 2004 as compared to 2003.

The breakdown of our financing costs for our wireless business for the years ended December 31, 2004 and 2003 is as follows:

	Years Ended December 31,
			Change
	2004	2003	Amount	%
	(in millions)
Interest on loans and related items	Php1,082	Php1,375	(Php293)	(21)
Accretion on financial liabilities	884	449	435	97
Foreign exchange losses – net	423	2,139	(1,716)	(80)
Financing charges	1	32	(31)	(97)
(Gain) loss on derivative transactions – net	(7)	165	(172)	(104)
Capitalized interest	(98)	(27)	(71)	263
	Php2,285	Php4,133	(Php1,848)	(45)

Interest Income

Interest income generated by our wireless business amounted to Php724 million in 2004, an increase of Php356 million, or 97%, compared to Php368 million in 2003 mainly attributable to Smart’s higher average cash balances.

Other Income - Net

Our wireless business segment generated other income - net of Php1,930 million in 2004, an increase of Php1,843 million, from Php87 million in 2003. This increase was primarily a result of a Php2,816 million gain on a debt restructuring transaction conducted by Smart in 2004 pertaining to our wireless business.

Income Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income (Loss) of Consolidated Subsidiaries

Income before income tax, cumulative effect of change in accounting policy and minority interest in net income (loss) of consolidated subsidiaries increased by Php18,300 million, or 121%, to Php33,463 million in 2004 compared to Php15,163 million in 2003, mainly due to a 15% increase in wireless operating revenues, principally from our cellular business, resulting from the continued cellular subscriber growth, as well as a decrease in our wireless business expenses of 10% in 2004.

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

Net Income

Our wireless business segment recorded a net income of Php27,559 million in 2004, an increase of Php14,284 million, or 108%, over Php13,275 million registered in 2003 due primarily to the 48% growth in our cellular subscriber base, complemented by an 10% decrease in wireless expenses.

Fixed Line

Operating Revenues

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Operating revenues generated from our fixed line business for 2004 totaled Php48,546 million, an increase of Php1,726 million, or 4%, from Php46,820 million in 2003. This increase was primarily due to higher revenues generated from data and other network services, national long distance services, international long distance services and miscellaneous revenues, partially offset by decreased revenues from local exchange service. As a percentage of our total operating revenues, fixed line revenues decreased to 39% in 2004 from 41% in 2003, principally due to the continued growth of our wireless business.

The following table summarizes total operating revenues from our fixed line business for the years ended December 31, 2004 and 2003 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2004	%	2003	%	Amount	%
	(in millions)
Fixed line services:
Service Revenues
Local exchange	Php20,606	42	Php20,728	44	(Php122)	(1)
International long distance	12,804	26	12,767	27	37	–
National long distance	6,736	14	6,561	14	175	3
Data and other network	7,114	15	5,978	13	1,136	19
Miscellaneous	1,286	3	786	2	500	64
Total Fixed Line Operating Revenues	Php48,546	100	Php46,820	100	Php1,726	4

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

Data and Other Network Services

In 2004, our data and other network services posted revenues of Php7,114 million, an increase of Php1,136 million, or 19%, from Php5,978 million in 2003. The revenue contribution of this service segment to our total fixed line service revenues increased to 15% in 2004 from 13% in 2003.

Of our total revenues from data and other network services in 2004, leased lines accounted for 56%, IP-based services accounted for 25%, packet-based services accounted for 13% and switch-based services accounted for the remaining 6%, compared to 62%, 17%, 15% and 6%, respectively, in 2003. These percentage changes indicate a continuing shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services.

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

Operating Expenses

Operating expenses related to our fixed line business in 2004 totaled Php32,027 million, a decrease of Php276 million, or 1%, compared to Php32,303 million in 2003. The decrease was primarily due to compensation and benefits as a result of PLDT’s MRP and lower cost of satellite air time and asset impairment charges. As a percentage of our total fixed line operating revenues, fixed line-related expenses decreased to 66% in 2004, compared to 69% in 2003.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2004 and 2003 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2004	%	2003	%	Amount	%
	(in millions)
Fixed line services:
Depreciation and amortization	Php9,677	30	Php9,315	29	Php362	4
Compensation and benefits(1)	7,921	25	8,971	28	(1,050)	(12)
Provision for doubtful accounts	3,751	12	3,950	12	(199)	(5)
Repairs and maintenance	3,211	10	3,081	10	130	4
Rent	1,746	5	1,909	6	(163)	(9)
Selling and promotions	1,159	4	1,055	3	104	10
Professional and other contracted services	1,060	3	471	1	589	125
Taxes and licenses	820	3	991	3	(171)	(17)
Insurance and security services	700	2	762	2	(62)	(8)
Communication, training and travel	449	1	905	3	(456)	(50)
Asset impairment	365	1	–	–	365	100
Provision for inventory obsolescence	361	1	152	1	209	138
Other operating expenses	807	3	741	2	66	9
Total	Php32,027	100	Php32,303	100	(Php276)	(1)

____________

(1)  Includes salaries and benefits, incentive plan, pension and MRP costs.

Depreciation and amortization charges increased by Php362 million, or 4%, to Php9,677 million mainly due to higher depreciation of our regular asset base primarily resulting from additional completed projects.

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

Provision for doubtful accounts decreased by Php199 million, or 5%, to Php3,751 million primarily on account of lower provisions by PLDT for anticipated uncollectible accounts from various specifically identified domestic telecommunications carriers. PLDT makes provisions for anticipated uncollectible accounts based on the aging profile of its accounts receivables. PLDT’s provision for doubtful accounts in 2004 and 2003 was equivalent to 8% of its service revenues.

Repairs and maintenance expenses increased by Php130 million, or 4%, to Php3,211 million primarily owing to the expiration of warranties for certain plant facilities and higher maintenance costs of computer and peripherals in relation to charges for software support agreements for certain systems in 2004 as compared in 2003, partially offset by lower maintenance costs of the domestic fiber optic network due to more remedial works done in 2003 than in 2004.

Rent expenses decreased by Php163 million, or 9%, to Php1,746 million due to a decrease in international leased circuits and rental for bundled sales/value added service units expense.

Selling and promotion expenses increased by Php104 million, or 10%, to Php1,159 million mainly as a result of an increase in PLDT’s promotional activities in relation to various products and services, partially offset by reduced corporate public relations expenses.

Professional and other contracted services increased by Php589 million, or 125%, to Php1,060 million as a result of higher legal fees in 2004 for various services, partially offset by a decrease in number of consultants in line with PLDT’s cost management efforts, coupled with a decrease in collection agency fees on account of lower final accounts subject for collection.

Taxes and licenses decreased by Php171 million, or 17%, to Php820 million mainly on account of lower business-related taxes paid in 2004 as compared to 2003.

Insurance and security services decreased by Php62 million, or 8%, to Php700 million primarily due to lower premiums on property all-risk, industrial all-risk and industrial fire insurance and lower number of contracted security guards.

Communication, training and travel decreased by Php456 million, or 50%, to Php449 million due to lower mailing, courier and delivery services, as well as a decrease in local travel and training in 2004 as compared to 2003.

Asset impairment amounted to Php365 million in 2004 due to impairment of Piltel’s E.O. 109 facilities amounting to Php1,438 million.

Provision for inventory obsolescence increased by Php209 million, or 138%, to Php361 primarily on account of higher inventory obsolescence owing to slow-moving items determined in 2004 as compared to 2003.

Other operating expenses increased by Php66 million, or 9%, to Php807 million due to higher contracted costs for technical and helpdesk resources and related computer and maintenance and in-house systems development, partially offset by lower office supplies consumption and printing costs resulting from PLDT’s continuing cost-containing activities.

Operating Income

Operating income from our fixed line service amounted to Php16,519 million in 2004, an increase of Php2,002 million, or 14%, from Php14,517 million in 2003 due to increased revenues primarily relating to our data and other network services as well as lower operating expenses.

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

The breakdown of our financing costs for our fixed line business for the years ended December 31, 2004 and 2003 is as follows:

	Years Ended December 31,
			Change
	2004	2003	Amount	%
	(in millions)
Interest on loans and related items	Php10,634	Php10,894	(Php260)	(2)
Foreign exchange losses – net	2,356	7,525	(5,169)	(69)
Hedge costs	1,011	1,054	(43)	(4)
Loss on derivative transactions – net	871	1,466	(595)	(41)
Accretion on financial liabilities	301	280	21	8
Financing charges	145	231	(86)	(37)
Capitalized interest	(497)	(860)	363	(42)
	Php14,821	Php20,590	(Php5,769)	(28)

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

Income (Loss) Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income of Consolidated Subsidiaries

Our fixed line business segment registered an income before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries of Php2,020 million in 2004 compared to a loss of Php4,911 million in 2003, primarily resulting from a substantial decrease in fixed line business-related expenses, particularly financing costs and compensation and benefits.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php800 million in 2004 as compared to benefit from income tax of Php3,008 million in 2003 due to a tax loss position in 2003 as non-tax deductible charges were higher in 2003.

Net Income (Loss)

In 2004, our fixed line business segment registered a net income of Php1,241 million, compared to a net loss of Php1,902 million in 2003. The change was primarily due to an increase in fixed line operating revenues as well as a decrease in fixed line-related expenses, particularly compensation and benefits, communication, training and travel and lower financing costs.

Information and Communications Technology

Operating Revenues

In 2004, our information and communications technology business generated operating revenues of Php2,401 million, an increase of Php618 million, or 35%, from Php1,783 million in 2003. These revenues accounted for 2% of our total operating revenues in 2004 and 2003. ePLDT’s call center business contributed revenues of Php1,283 million, Internet and gaming contributed revenues of Php569 million, Vitro™ contributed revenues of Php173 million and other businesses contributed Php55 million representing 62%, 27%, 8% and 3%, respectively, of the total service revenues from our information and communications technology business in 2004, compared to 63%, 26%, 8% and 3% in 2003.

The following table summarizes our total operating revenues from our information and communications technology business for the years ended December 31, 2004 and 2003 by service segment:

	Years Ended December 31,
					Increase
	2004	%	2003	%	Amount	%
	(in millions)
Service Revenues
Call center	Php1,283	54	Php927	52	Php356	38
Internet and gaming business	569	24	380	21	189	50
Vitro™ data center	173	7	120	7	53	44
Others	55	2	40	2	15	38
	2,080	87	1,467	82	613	42
Non-service Revenues
Point of Product Sales	321	13	316	18	5	2
Total ICT Operating Revenues	Php2,401	100	Php1,783	100	Php618	35

Service Revenues

Service revenues generated by our information and communications technology business amounted to Php2,080 million in 2004, an increase of Php613 million, or 42%, from Php1,467 million in 2003. This was primarily a result of the continued growth of our call center and Internet and gaming businesses.

Call Center

Revenues related to our call center business in 2004 increased by Php356 million, or 38%, to
Php1,283 million from Php927 million in 2003, primarily due to the combined effects of the following: (1) Vocativ’s upward price adjustment for voice and VoIP, and an increase in programs being handled; and (2) an upward price adjustment by Parlance for its inbound and outbound projects, coupled with an increase in the number of registered minutes.

Call center revenues accounted for 62% and 63% of our total information and communications technology service revenues in 2004 and 2003, respectively.

Internet and gaming

Revenues from our internet and gaming business for 2004 increased by Php189 million, or 50%, to Php569 million from Php380 million in 2003 primarily due to the consolidation of Digital Paradise in June 2004. Our Internet and gaming revenues accounted for 27% and 26% of total service revenues from information and communications technology business in 2004 and 2003, respectively.

Vitro™ data center

In 2004, Vitro™ contributed revenues of Php173 million, an increase of Php53 million, or 44%, from Php120 million in 2003, primarily due to an increase in co-location revenues, server hosting and other services. Vitro™ revenues accounted for 8% of total service revenues from information and communications technology business in 2004 and 2003.

Others

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

The following table shows the breakdown of our total information and communications technology-related operating expenses for the years ended December 31, 2004 and 2003 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2004	%	2003	%	Amount	%
	(in millions)
Information and communications technology services:
Compensation and benefits(1)	Php900	30	Php533	23	Php367	69
Asset impairment	617	20	387	17	230	59
Rent	366	12	337	15	29	9
Depreciation and amortization	339	11	314	14	25	8
Repairs and maintenance	316	11	184	8	132	72
Selling and promotions	291	10	35	2	256	731
Professional and other contracted services	67	2	66	3	1	2
Communication, training and travel	70	2	41	2	29	71
Taxes and licenses	21	1	18	1	3	17
Insurance and security services	7	–	10	–	(3)	(30)
Provision for inventory obsolescence	3	–	12	–	(9)	(75)
Provision for doubtful accounts	–	–	70	3	(70)	(100)
Other operating expenses	38	1	265	12	(227)	(86)
Total	Php3,035	100	Php2,272	100	Php763	34

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits increased by Php367 million, or 69%, to Php900 million mainly due to the expansion of our call center facilities and consolidation of Digital Paradise which resulted in an increase in headcount coupled with an increase in salaries, bonuses and various incentives of employees.

Asset impairment increased by Php230 million, or 59%, to Php617 million due to an impairment provision recognized in 2004 in relation to an investee company. In 2003, we retired certain equipment with net book values aggregating Php387 million primarily as a result of the abandonment of a reloadable chip-based cash card project.

Rent expense increased by Php29 million, or 9%, to Php366 million due to the consolidation of Digital Paradise with the opening of several Netopia branches countrywide and abroad in 2004.

Depreciation and amortization charges increased by Php25 million, or 8%, to Php339 million primarily due to an increase in depreciable asset base in relation to the expansion of our call center business segment.

Repairs and maintenance expenses increased by Php132 million, or 72%, to Php316 million primarily due to a change in maintenance agreement for higher annual maintenance in respect of our digital certificate business.

Selling and promotion expenses increased by Php256 million, or 731%, to Php291 million mainly as a result of increased advertising and promotions expense by Netopia.

Professional and other contracted services increased by Php1 million, or 2%, to Php67 million due to higher consultancy and legal fees in 2004 as compared to 2003.

Communication, training and travel increased by Php29 million, or 71%, to Php70 million primarily due to the consolidation of Digital Paradise in June and backbilling of ePLDT’s telephone charges pertaining to the periods 2002 to 2004.

Taxes and licenses increased by Php3 million, or 17%, to Php21 million mainly on account of higher business-related taxes paid in 2004 as compared to 2003.

Insurance and security services decreased by Php3 million, or 30%, to Php7 million primarily due to the divestment of Contact World, with high insurance and security costs in 2003.

Provision for inventory obsolescence decreased by Php9 million, or 75%, mainly pertaining to maintenance-related inventory items of Infocom.

Provision for doubtful accounts decreased by Php70 million, or 100%, primarily due to specifically identified uncollectible subscriber accounts of Infocom already provided for in 2003.

Other operating expenses decreased by Php227 million, or 86%, to Php38 million in line with our over-all cost containment initiatives.

Operating Loss

Our information and communications technology business registered an operating loss of Php634 million in 2004, an increase of Php145 million, or 30%, compared to Php489 million in 2003 mainly due to higher operating expenses mainly from the call center business in 2004 compared to 2003.

Financing Costs

Financing costs associated with our information and communications technology business, composed primarily of interest on loans and related expenses, decreased by Php21 million, or 35%, to Php39 million primarily due to lower interest expense on loans as debt balances declined in 2004 as compared to 2003.

Interest Income

Our information and communications technology business generated an interest income totaling Php18 million in 2004, an increase of Php11 million, or 157%, compared to Php7 million in 2003 mainly attributable to Vitro’sTM higher average cash balances.

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

Loss Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income of Consolidated Subsidiaries

Our information and communications technology business recorded a loss before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries amounting to Php643 million in 2004 compared to Php432 million in 2003. The increase in net loss was mainly due to a substantial increase in information and communications technology-related expenses of 34%, as well as an 88% decline in other income.

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

Liquidity and Capital Resources

The following table shows our consolidated cash flows, capitalization and other selected financial data as at and for the years ended December 31, 2005, 2004 and 2003:

Years Ended December 31,
2005	2004	2003
(in millions)
Cash Flows
Net cash provided by operating activities	Php64,969	Php62,860	Php42,582
Net cash used in investing activities	13,080	24,764	20,021
Capital expenditures	15,864	19,268	17,943
Net cash used in financing activities	48,159	30,078	14,135
Effect of exchange rate changes on cash and cash equivalents	(987)	(69)	(28)
Net increase in cash and cash equivalents	2,743	7,949	8,398

December 31,
2005	2004
(in millions)
Capitalization
Cash and cash equivalents	Php30,064	Php27,321
Short-term debt
Notes payable	–	58
Current portion of long-term debt	18,797	28,020
Long-term debt – net of current portion	93,516	131,377
Total debt	112,313	159,455
Stockholders’ equity	79,595	48,079
Total capitalization	Php191,908	Php207,534

As at December 31, 2005, consolidated cash and cash equivalents amounted to Php30,064 million. Our principal sources of consolidated cash in 2005 were cash flows from operating activities amounting to Php64,969 million, drawings from existing long-term credit facilities totaling Php10,797 million, and net equity funds raised through PLDT's SIP amounting to Php334 million. These funds were used principally for capital expenditures of Php15,864 million (including capitalized interest of Php504 million) and total debt principal repayments of Php48,236 million.

Principal sources of consolidated cash in 2004 and 2003 were cash flows from operating activities amounting to Php62,860 million and Php42,582 million, respectively; drawings from long-term and short-term credit facilities amounting to Php15,187 million and Php457 million, respectively, in 2004, and Php17,507 million and Php3,135 million, respectively in 2003; and equity funds raised through the issuance of capital stock amounting to Php281 million in 2004. These funds were used principally for capital expenditures of Php19,268 million (including capitalized interest of Php595 million) and payments of long-term and short-term debt totaling to Php44,109 million in 2004; and capital expenditures of Php17,943 million (including capitalized interest of Php887 million) and payments of long-term and short-term debt totaling to Php33,246 million and equity funds raised through the issuance of capital stock amounting to Php94 million in 2003.

Operating Activities

On a consolidated basis, net cash flows from operating activities in 2005 amounted to Php64,969 million, an increase of Php2,109 million, or 3%, from Php62,860 million in 2004 and an increase of Php20,278 million, or 48% from Php42,582 million in 2003.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses. The revenue contribution of these businesses has grown significantly over the last three years with wireless business contributing 59%, in 2005, 57% in 2004 and 53% in 2003, and data business contributing an average of 8% in 2005, 6% in 2004 and 2003 of our total service revenues. Revenues from our local exchange service accounted for approximately 16% of our total service revenues in 2005, down from 17% in 2004 and from 20% in 2003.

Cash flows from operating activities of our wireless business in 2005 accounted for 70% of our consolidated cash flows from operating activities owing to the growth of our cellular subscriber base and service usage. Our fixed line business contributed 29% to our consolidated cash flows from operating activities in 2005 with improved collection efficiency and lower cash expenses in line with our cost-containment efforts.

While Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders, Smart has been able to obtain waivers from Finnvera and certain of its lenders for each of the dividend payments made by Smart to PLDT in 2004 and 2003 aggregating Php16,100 million and Php6,166 million, respectively. Smart has also obtained the necessary consents from its lenders to make similar distributions to PLDT in 2005, amounting to about Php20,000 million, of which dividends amounting to Php6,000 million, Php8,000 million, Php3,225 million and Php2,492 million were paid by Smart to PLDT in March, June, September and December 2005, respectively. In September and December 2005, Smart redeemed 200 million and 180.8 million preferred shares, respectively, previously issued to PLDT at a redemption price of Php13.875 per share, or a total redemption price aggregating to Php5,283 million.

Investing Activities

Our net cash used in investing activities in 2005 amounted to Php13,080 million, a decrease of Php11,684 million, or 47%, compared to Php24,764 million in 2004 and an increase of Php4,743 million, or 24%, from Php20,021 million in 2003. The decrease in 2005 resulted from a decline in capital expenditures by Php3,404 million and a decrease in short-term investments of Php3,418 million largely due to the maturity in 2004 of Smart’s prepaid forward exchange contracts of Php3,873 million. The increase in 2004 was primarily the result of higher aggregate capital spending.

Our consolidated capital expenditures in 2005 totaled Php15,864 million, a decrease of Php3,404 million, or 18%, from Php19,268 million in 2004 primarily due to Smart’s and PLDT’s lower capital spending. Smart's capital spending of Php8,785 million in 2005 was used to roll-out its 3G network and further expand and upgrade its transmission network facilities to increase capacity and coverage in respect of basic and advanced cellular services. PLDT's capital spending of Php6,389 million was principally used to finance the expansion of its fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php605 million was used to primarily fund its VitroTM, Digital Paradise and call center business operations. The balances were spent by other subsidiaries mainly PLDT Global, Mabuhay Satellite and Maratel. In 2004, consolidated capital expenditures amounted to Php19,268 million, of which Php14,735 million, Php3,917 million, Php500 million and Php80 million were attributable to Smart, PLDT, ePLDT and PLDT Global, respectively. The balance represented other subsidiaries’ capital spending. The increase in our consolidated capital expenditures in 2004 of Php1,325 million, or 7%, was largely attributable to PLDT and Smart. PLDT's capital expenditures were principally used to finance the continued build-out of its data and broadband/IP infrastructure while Smart’s capital spending was principally used to finance the expansion of its GSM and transmission facilities due to the increasing number of its subscriber base and network coverage.

During 2005, we made certain strategic investments aggregating Php248 million to strengthen our position in the wireless and information and communications technology segments.  Of the Php248 million investment, Php238 million represented Smart's partial payment of its investment in a wireless broadband and data service company, and Php10 million pertained to ePLDT's investment in convertible debt securities of a company engaged in a systems integration of Internet and mobile telephone gaming project.

As part of our growth strategy, we may from time to time, make acquisitions and investments in companies or businesses, which may or may not be significant. For example, on May 25, 2006, we announced that ePLDT and SPI Tech, L.P. entered into a non-binding letter of interest in respect of a potential acquisition by ePLDT of 100% of SPI, one of the leading pure-play BPO companies and independent BPO service providers in the world. We believe that the possible acquisition of SPI would solidify ePLDT’s position as one of the largest full service BPO companies. For more information about the possible acquisition, see “Item 4. Information on the Company—Organization.”

For 2006, we anticipate increasing the level of our capital expenditures and equity investments. Our 2006 budget for consolidated capital expenditures is approximately Php19,759 million, of which approximately Php9,300 million is budgeted to be spent by PLDT for its fixed line data and network services and approximately Php8,635 million is budgeted to be spent by Smart for further expansion and upgrading of its digital network.

Financing Activities

On a consolidated basis, we used net cash of Php48,159 million for financing activities in 2005, compared to Php30,078 million in 2004 and Php14,135 million in 2003. The net cash used in financing activities in 2005, 2004 and 2003 was mainly attributable to debt repayments and interest payments by PLDT in line with its ongoing debt reduction program and, in 2005, dividend payments distributed to common and preferred stockholders.

Debt Financing

Additions to our consolidated long-term debt in 2005 totaled Php10,797 million from Smart’s drawings related to the refinancing of its Phase 5A/5B loan facilities. Payments in respect of principal of our long-term debt amounted to Php47,849 million in 2005, of which Php34,700 million and Php12,182 million were attributable to PLDT and Smart, respectively.

Our consolidated indebtedness as at December 31, 2005 was Php112,313 million, lower by Php47,142 million, or 30%, compared to Php159,455 million as at December 31, 2004 mainly due to the reductions of Php36,910 million and Php9,016 million in PLDT’s and Smart’s indebtedness, respectively. PLDT’s non-consolidated indebtedness decreased by 33%, from Php110,938 million as at December 31, 2004 to Php74,028 million as at December 31, 2005, due to debt payments in line with our thrust to reduce PLDT’s overall indebtedness. Smart’s indebtedness as at December 31, 2005 stood at Php35,079 million, a decrease of 20% from Php44,095 million as at December 31, 2004. On July 2, 2004, Smart acquired from Piltel’s creditors US$289 million, or 69.4%, in the aggregate of Piltel’s total outstanding restructured debt at that time, in exchange for US$283.2 million, or Php15,854 million in July 2, 2004, in new debt of Smart and US$1.5 million, or Php84 million, in cash. Please see Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18 for further details.

On October 6, 2005, PLDT commenced a solicitation of consents from holders of its outstanding 11.375% Notes due 2012, or the 2012 Notes, to amend certain covenants under the 2012 Notes relating to the limitation on restricted payments and the limitation on indebtedness. In addition, PLDT commenced a cash tender offer for the aggregate principal amount of US$71,986,000 of its 10.625% Notes due 2007, or the 2007 Notes, outstanding and a related solicitation of consents to effect identical amendments to the 2007 Notes.

PLDT received the requisite consents to effect the amendments to both the 2007 Notes and the 2012 Notes, which give PLDT greater flexibility to make certain restricted payments, including payment of dividends to holders of PLDT’s common stock, and reduce PLDT’s permitted leverage ratio pursuant to the terms of the notes. At the conclusion of the cash tender offer, holders of approximately US$50.9 million principal amount of the 2007 Notes representing approximately 71% of the outstanding 2007 Notes tendered their 2007 Notes. As a result, an aggregate principal amount of the 2007 Notes of approximately US$21.1 million remained outstanding as of December 31, 2005. Please see Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18 for a more detailed discussion of the consent solicitation for the 2012 Notes and the cash tender offer and consent solicitation for the 2007 Notes.

As at December 31, 2005, PLDT had no undrawn committed long-term credit facilities. The JP¥3,095 million undrawn portion of the JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan, or NEXI, and US$4 million undrawn portion of the US$12 million term loan facility extended by DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH, or DEG, were cancelled at our request on December 3, 2004 and September 26, 2004, respectively. In addition, PLDT also waived further disbursements from the US$149 million Kreditanstalt fur Wiederaufbau refinancing facility effective September 1, 2004, thus, cancelling the undrawn portion of US$9 million. All outstanding amounts under the JP¥5,615 million syndicated term loan facility supported by NEXI and the US$12 million term loan facility extended by DEG were repaid in full on June 13 and June 16, 2006, respectively. As at December 31, 2005, Smart had undrawn facilities of US$30 million pursuant to the commercial facility with Nordic Investment Bank and the US$70 million loan facility with Finnish Export Credit Ltd., signed on August 8, 2005 and August 10, 2005, respectively, for its GSM Phase 8 financing. These facilities are expected to be drawn in the second half of 2006. As at December 31, 2005, Smart also had available facilities under its €50 million Framework Agreement with Bayerische Hypo-und Vereinsbank Aktiengesellschaft up to a maximum aggregate amount of €44 million.

The scheduled maturities of our outstanding consolidated long-term debt as at December 31, 2005 are as follows:

Year	US$ Loans(1)		JP¥ Loans(2)		Peso Loans	Total
	(in millions)

2006(3)	US$308	Php16,328	JP¥3,418	Php1,539	Php930	Php18,797
2007	347	18,418	3,418	1,540	35	19,993
2008	110	5,839	1,709	770	24	6,633
2009	266	14,121	–	–	25	14,146
2010	48	2,552	–	–	834	3,386
2011 and onwards	923	48,978	–	–	380	49,358
	US$2,002	Php106,236	JP¥8,545	Php3,849	Php2,228	Php112,313

____________

(1) The exchange rate used was Php53.062 to US$1.00.

(2) The exchange rate used was Php0.4504 to JP¥1.00.

(3) January 1, 2006 to December 31, 2006.

Approximately Php62,955 million principal amount of our consolidated outstanding long-term debt as at December 31, 2005 is scheduled to mature over the period from 2006 to 2010. Of this amount, Php44,877 million was attributable to PLDT, Php14,872 million to Smart, and the remainder to Mabuhay Satellite, Maratel, ePLDT and Piltel.

See Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18 for an overview of our indebtedness.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have maintained compliance with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios have become more restrictive in 2005 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with such ratios in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default. In addition, we are required to comply with certain financial ratios for the incurrence of capital expenditures in excess of US$10 million and incurrence of indebtedness.

In particular, under our JP¥9,760 million loan agreement with JBIC, we are required to obtain prior written consent of JBIC for capital expenditures in excess of US$10 million, unless, among other things, our current ratio, calculated on a non-consolidated basis and after taking into account such expenditures, will not be less than 0.90:1. As at March 31, 2006, our current ratio, as calculated under our debt covenants on a non-consolidated basis, was 1.51:1. We currently believe that our current ratio is unlikely to be less than 0.90:1 due to a smaller current portion of our long-term debt going forward. As a result, we believe that our financial ratios currently do not materially limit our ability to incur our budgeted capital expenditures or to obtain additional financings.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments of other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expense. Interest expenses may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 98% of our total debts were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. The peso has been subject to significant fluctuations in recent years. From 2002 to 2004, the peso has generally been depreciating from a high of Php49.336 on May 20, 2002 to a low of Php56.443 on October 14, 2004. In 2005, the peso fluctuated significantly from a low of Php56.321 on July 8 to a high of Php53.062 on December 29. As at December 31, 2005, the peso had appreciated by 5.8% to Php53.062 to US$1.00, from Php56.341 to US$1.00 as at December 31, 2004.

PLDT’s ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of its fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting PLDT in complying with non-consolidated covenants or covenants that are calculated without giving effect to the results of PLDT’s investees.

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

Moreover, certain of PLDT’s debt instruments restrict PLDT from declaring or distributing dividends to common stockholders. In particular, under certain loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 0.90:1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

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

Smart’s debt instruments contain certain restrictive covenants, including covenants that prohibit Smart from paying dividends, redeeming preferred stock, making distributions to PLDT or otherwise providing funds to PLDT or any affiliate without the consent of its lenders under its Phases 1, 2 and 3 facilities. Also, Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; (c) any reduction in PLDT’s ownership of Smart’s shares below 51%; (d) any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding; and (e) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements.

As at December 31, 2005, Piltel was not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders). Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness does not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT or Smart.

The Credit and Omnibus Agreements of Mabuhay Satellite imposes several negative covenants. In particular, these covenants, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at December 31, 2005, ePLDT has complied with all of its financial covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Since 2002, we have been utilizing internally generated cash, particularly from our wireless business, to reduce our overall level of indebtedness. In line with this objective, we have managed our capital expenditures, reduced our investments and suspended dividend payments to common shareholders from April 2001 to 2004. As a result of our improving cash flows and reduced debt levels, we have restored the payment of common dividends in May 2005 and currently intend to gradually increase our dividend payout ratio in succeeding years as we expect to improve our leverage ratios.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

Rating Agency	Credit Rating		Outlook

Moody’s Investor Service	Foreign Currency Senior Unsecured Debt Rating	Ba2	Negative
	Local Currency Corporate Family Rating	Ba1	Positive

Standard and Poor’s	Foreign Currency Senior Unsecured Debt Rating	BB+	Stable

Fitch	Long-term Foreign Currency Rating	BB	Stable
	Long-term Local Currency Rating	BB+	Stable
	Long-term Foreign Currency Issuer Default Rating	BB	Stable
	Long-term Local Currency Issuer Default Rating	BBB-	Positive
	National Long-term Rating	AAA(ph1)	Stable

On June 7, 2006, Fitch Ratings upgraded PLDT’s long-term local currency Issuer Default Rating, or IDR, to “BBB-“ from “BB+” with a positive outlook. At the same time, Fitch affirmed PLDT’s long-term foreign currency IDR of “BB” with a stable outlook, reflecting the outlook on the Republic of the Philippines’ long-term foreign currency IDR of “BB.” Following the licensing of Fitch to provide National ratings in the Philippines, Fitch assigned PLDT a National long-term rating of “AAA(ph1)” with a stable outlook.

On March 29, 2006, Moody’s Investor Service, or Moody’s, placed the Ba1 local currency corporate family rating of PLDT on review for possible upgrade. At the same time, Moody’s affirmed PLDT’s Ba2 foreign currency senior unsecured ratings, with a negative outlook.

On February 20, 2006, Fitch Ratings revised its outlook on PLDT’s long-term foreign currency from negative to stable. PLDT’s long-term foreign currency, global bonds and senior notes were affirmed at “BB” and convertible preferred stock at “B+.” The revision in outlook reflects that of the outlook of the Republic of the Philippines as foreign currency and senior debt instrument ratings are constrained by the sovereign foreign currency rating. At the same time, PLDT’s long-term local currency rating has been affirmed at “BB+” with a stable outlook.

Off-balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

PLDT raised Php275 million and Php274 million from the exercise by certain officers and executives of stock options in 2005 and 2004, respectively. In addition, through our subscriber investment plan, or SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php59 million, Php7 million and Php94 million in 2005, 2004 and 2003, respectively.

Cash dividend payments in 2005 amounted to Php11,173 million, of which Php9,587 million and Php1,586 million were paid to common and preferred shareholders, respectively, compared to Php1,692 million in 2004, all of which were paid to preferred shareholders of PLDT. On March 1, 2005, PLDT declared cash dividends of Php14 per common share to holders of record as at March 31, 2005, which were paid on May 12, 2005. This was the first cash dividend declaration to common shareholders in four years since April 2001. In addition, on each of May 5, 2005 and November 8, 2005, PLDT declared cash dividends of Php21 per common share to holders of record as at June 3, 2005 and November 28, 2005 paid on July 14, 2005 and December 28, 2005, respectively. On February 27, 2006, PLDT declared cash dividends of Php28 per common share to holders of record as at March 20, 2006 paid on
April 20, 2006.

As at December 19, 2005, all of the 4,616,200 outstanding shares of PLDT’s Series III Convertible Preferred Stock were mandatorily converted into common shares at 1.7129 common shares for every Series III Convertible Preferred Stock resulting in the issuance of 7,907,032 common shares of PLDT. See Note 15 – Stockholders’ Equity to the accompanying consolidated financial statements in Item 18 for further discussion.

As at December 31, 2005, PLDT has 180,789,003 common shares outstanding.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as at December 31, 2005:

	Long-term debt	Long-term lease obligations		Unconditional purchase obligations(1)	Other long-term obligations	Total
		Operating	Capital
	(in millions)

2006	Php18,797	Php631	Php895	Php4,969	Php–	Php25,292
2007	19,993	605	341	1,061	–	22,000
2008	6,633	486	14	1,061	–	8,194
2009	14,146	463	7	1,062	8,844	24,522
2010	3,386	392	8	1,061	7,046	11,893
2011 and onwards	49,358	1,059	435	3,184	–	54,036
Total	Php112,313	Php3,636	Php1,700	Php12,398	Php15,890	Php145,937

____________

(1) Based on the original Air Time Purchase Agreement with AIL.

Long-term Debt Obligations

For discussion of our long-term debt obligations, see Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at December 31, 2005, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php17 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at December 31, 2005, PLDT’s aggregate remaining obligation under this agreement was approximately Php30 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php3,272 million as at December 31, 2005 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations aggregating Php119 million as at December 31, 2005, and ePLDT has lease obligations aggregating Php198 million as at December 31, 2005 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

Unconditional Purchase Obligations

Air time Purchase Agreement with AIL. PLDT is a party to a Founder NSP Air Time Purchase Agreement entered into with AIL in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the date of commercial operations of the Garuda I Satellite.

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

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

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

As at December 31, 2005, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,120 million.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus, a wholly-owned subsidiary of ePLDT and the Philippines’ pioneer in IP-based IT response center, entered into an application services provider, or ASP, and reseller contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe™ IP-based contact center services. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, e-mail and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of other management applications. The aggregate value of these licenses is US$2.1 million and these licenses will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with necessary support in terms of sales, marketing, and technical services. Effective March 30, 2004, I-Contact agreed to amend the agreement and waived all financial obligations and committed seats requirement over the two-year period. iPlus will pay all its remaining obligations pertaining only to the 300 seats delivered by I-Contact.

Sale and Purchase Agreement with Smart Broadband. For a discussion of our sale and purchase agreement with Smart Broadband with a remaining obligation of Php1,278 million as at December 31, 2005, see
Note 9 – Goodwill and Other Intangible Assets to the accompanying consolidated financial statements in Item 18.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As at December 31, 2005, PLDT had issued a total of
3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

As at December 31, 2005, 2,480,553 shares of Series V Convertible Preferred Stock and 896,190 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. As at December 31, 2005, 240,887 shares of Series V, 4,398,914 shares of Series VI and 3,842,000 shares of Series VII Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at December 31, 2005 was Php15,890 million, of which Php8,844 million is puttable on June 4, 2008 and Php7,046 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stocks were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying shares of common stock was Php15,564 million, based on the market price of PLDT common shares of Php1,835 per share as at December 31, 2005.

Commercial Commitments

As at December 31, 2005, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,493 million. These commitments will expire within one year.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2005 was 7.6%, compared to 6.0% in 2004.

Other Information

ePLDT’s Proposed Acquisition of SPI Technologies

On May 25, 2006, we announced that ePLDT and SPI Tech, L.P. entered into a non-binding letter of interest in respect of a potential acquisition by ePLDT of 100% of SPI, one of the leading pure-play BPO companies and independent BPO service providers in the world. For more information about the possible acquisition, see “Item 4. Information on the Company—Organization.”

Smart’s 20% Acquisition of WolfPac

On May 8, 2006, Smart signed a share purchase agreement to acquire the remaining 20% equity interest in Wolfpac, a company engaged in the business of consumer mobile applications software development and content development.  Smart acquired an 80% equity interest in Wolfpac in October 2003.

ePLDT’s Investment in Philweb

On May 5, 2006, ePLDT and Philweb Corporation, or Philweb, signed an investment agreement and subscription agreement for ePLDT to invest in and subscribe to newly issued common shares equivalent to 20% of Philweb’s outstanding common stock for an aggregate amount of Php502.4 million. Philweb is primarily engaged in Internet-based gaming and is currently expected to enable the PLDT Group to gain a firm hold on legitimate gaming content for the PLDT Group’s cellular, fixed line and wireless broadband businesses thereby increasing the PLDT Group’s usage of its various network resources.

Launch of Pwede! Card

On May 5, 2006, PLDT and Smart launched the Pwede! Card, a convergent product made possible by our NGN capability. Pwede! Card is the first reloadable PIN-based prepaid card that provides access to a variety of voice and Internet services at affordable rates.  Pwede! Card is applicable to a host of fixed line and wireless services including local, domestic and international long distance calls, text messaging, payphones and prepaid Internet connection.

ePLDT’s Acquisition of Level Up!

On February 16, 2006, ePLDT acquired a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines with about an 80% share of the online gaming market.  The acquisition of Level Up!, together with netGames, ePLDT’s online gaming subsidiary, will strengthen the position of ePLDT as the dominant online gaming company in the country.

Strategic Partnership Among PLDT, NTT Communications and DoCoMo

In connection with the Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo, pursuant to which DoCoMo on March 14, 2006 acquired from NTT Communications approximately 12.6 million common shares of PLDT, representing approximately 7% of the outstanding shares of PLDT’s common stock, PLDT, the FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications thereunder to DoCoMo and agreed to enter into certain strategic business relationships in the field of mobile communication services. For more information about the Cooperation Agreement, see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Cooperation Agreement with DoCoMo.”

Item 6. Directors, Senior Management and Employees

Directors, Key Officers and Advisors

The names, ages, positions and periods of service of the directors (including independent directors), key officers and advisors of PLDT as at May 31, 2006 are as follows:

Name	Age	Position(s)	Period during which individual has served as such
Manuel V. Pangilinan	59	Director	November 24, 1998 to present
		Chairman of the Board	February 19, 2004 to present
Napoleon L. Nazareno	56	Director	November 24, 1998 to present
		President and Chief	February 19, 2004 to present
		Executive Officer
Antonio O. Cojuangco	54	Director	April 21, 1982 to present
Helen Y. Dee	61	Director	June 18, 1986 to present
Corazon S. de la Paz	65	Director	September 25, 2001 to present
Albert F. del Rosario	66	Director	November 24, 1998 to present
Ray C. Espinosa	49	Director ePLDT President	November 24, 1998 to present July 1, 2000 to present
Rev. Fr. Bienvenido F. Nebres, S.J.	65	Independent Director	November 24, 1998 to present
Pedro E. Roxas	50	Independent Director	March 1, 2001 to present
Oscar S. Reyes	60	Independent Director	April 5, 2005 to present
Tatsu Kono(1)	53	Director	March 28, 2006 to present
Shigeru Yoshida	56	Director	March 31, 2004 to present
Teresita T. Sy-Coson(2)	55	Independent Director	June 8, 2004 to present
Ma. Lourdes C. Rausa-Chan	52	Corporate Secretary Senior Vice President, Corporate Affairs and Legal Services Head	November 24, 1998 to present January 5, 1999 to present
Anabelle L. Chua	45	Treasurer	February 1, 1999 to present
		Senior Vice President Corporate Finance and Treasury Head	February 26, 2002 to present March 1, 1998 to present
Rene G. Bañez	51	Senior Vice President Chief Governance Officer	January 25, 2005 to present October 5, 2004 to present
George N. Lim	53	Senior Vice President Network Services Head	February 26, 1999 to present February 1, 2003 to present
Claro Carmelo P. Ramirez	46	Senior Vice President	July 1, 1999 to present
		Retail Business Head	February 1, 2003 to June 15, 2004
		International and Carrier Business Head	June 16, 2004 to December 4, 2005
		Consumer Affairs Head	December 5, 2005 to present
Victorico P. Vargas	54	Senior Vice President Human Resources Head	February 15, 2000 to present
Rosalie R. Montenegro	57	Senior Vice President Call Center Business Head	July 10, 2000 to present February 1, 2003 to present
Alfredo S. Panlilio	42	Senior Vice President	May 8, 2001 to present
		International and Carrier Business Head	February 1, 2003 to June 15, 2004
		PLDT Global Corporation President	June 16, 2004 to present
Ernesto R. Alberto	45	Senior Vice President Corporate Business Head	May 15, 2003 to present
Menardo G. Jimenez, Jr.	43	Senior Vice President	December 9, 2004 to present
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
		Retail Business Head	June 16, 2004 to present
Jun R. Florencio	50	Senior Vice President	June 14, 2005 to present
		Audit and Assurance Head	September 1, 2000 to February 15, 2006
		Internal Audit and Fraud Risk Management Head	February 16, 2006 to present
Celso T. Dimarucut	44	First Vice President	January 31, 2003 to present
		Financial Reporting and Control Head	August 16, 2000 to present
Christopher H. Young	47	Chief Financial Advisor	November 24, 1998 to present
Donald J. Rae	43	Chief Operations Advisor of Smart	January 1, 1999 to present
Rolando G. Peña	44	Network Services Head of Smart	September 1, 1994 to present
Ramoncito S. Fernandez	49	Administration and Materials Management Head of Smart	June 16, 2000 to present
George H. Tan	46	ePLDT Chief Finance Officer	September 15, 2000 to present

__________

(1)     Mr. Kono was elected to fill the vacancy resulting from Mr. Haruhiko Yamada’s resignation on March 27, 2006. Mr. Yamada was elected on August 4, 2005 to replace Mr. Sadao Maki and had served on the board until March 27, 2006.

(2)     All of the incumbent directors/independent directors, except for Ms. Teresita T. Sy-Coson, have been re-elected at the annual meeting of shareholders held on June 13, 2006. Mr. Alfred Vy Ty was elected as independent director in lieu of Ms. Teresita T. Sy-Coson who was not seeking re-election in order to focus on her various duties under the SM Group of Companies.

Under the Shareholders Agreement entered into among First Pacific, NTT Communications and NTTC-UK on September 28, 1999, as amended by the Cooperation Agreement dated January 31, 2006, NTT Communications is entitled to nominate two directors to the PLDT board of directors and First Pacific and its affiliates are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to the board of directors of Smart and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. As a result of the Cooperation Agreement, in respect of NTT Communications’ right to nominate two directors to each of the board of directors of PLDT and Smart, respectively, NTT Communications and the FP Parties agreed to vote as a PLDT shareholder, lobby the directors of PLDT and otherwise use reasonable efforts to procure a shareholders’ vote in favor of replacing on each of the board of directors of PLDT and Smart, respectively, one NTT Communications nominee with one DoCoMo nominee. Under the Shareholders Agreement, NTT Communications is also entitled to appoint members or advisors of certain PLDT management and board committees, including the audit, governance and nomination, executive compensation and finance committees described below under “— Audit, Governance and Nomination, Executive Compensation and Finance Committees,” and as a result of the Cooperation Agreement, the FP Parties and NTT Communications agreed to use reasonable efforts to procure that DoCoMo be entitled to appoint one individual, who may be replaced at any time, to attend any board committee of PLDT as a member, advisor or observer. Upon NTT Communications, DoCoMo and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, DoCoMo and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, DoCoMo will be entitled to nominate one additional DoCoMo nominee to the board of directors of each of PLDT and Smart. Under the Shareholders Agreement and the Cooperation Agreement, each party has agreed, under certain circumstances, to vote its shares of common stock in favor of the nominees designated by the other parties. For more information about the Cooperation Agreement, see “ Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Cooperation Agreement with the FP Parties, NTT Communications and DoCoMo.”

The business address of Donald J. Rae, Ramoncito S. Fernandez and Rolando G. Peña is Smart Tower II, Ayala Avenue, Makati City, Philippines and the business address of George H. Tan is L.V. Locsin Building, 6752 Ayala Avenue, Makati City. The business address of each of the other directors, key officers and advisors identified above is the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

The following is a brief description of the business experience during the past five years of each of our directors, key officers and advisors.

Mr. Manuel V. Pangilinan is the chairman of our board and the managing director of First Pacific. He assumed the chairmanship of our board in February 2004 after serving as president and chief executive officer for over five years since November 1998. During his presidency, he led the successful transformation of PLDT from a traditional plain old telephony service (voice) into a convergent voice, data, video (multi-media) service. He is the chairman of the Governance and Nomination Committee of PLDT. He is also the chairman of the boards of Smart, Piltel, ePLDT and Metro Pacific Corporation, and the president commissioner of P.T. Indofood Sukses Makmur tbk. He also holds directorships in Philippine Telecommunications Investment Corporation, Negros Navigation Co., Inc., Metro Asia Link Holdings, Inc., Enterprise Investments Holdings, Inc. and several property development and management companies. He founded and was the Managing Director of First Pacific from 1981 and served as its executive chairman from February 1999 until he was re-appointed as managing director in June 2003. In 2005, he was named “Management Man of the Year,” a prestigious award that the Management Association of the Philippines bestows on individuals in the business community or government for attaining unquestioned distinction in the practice of management and for contributing to the country’s progress. He was chosen for, among his other achievements, engineering the turnaround of PLDT and Piltel through a disciplined convergence strategy consisting of consolidation, diversification and expansion, spearheading PLDT’s emergence as one of Asia’s most recognized, admired, innovative and best performing telecommunication companies, spurring investor interest in the Philippines by bringing First Pacific and other foreign investors into the Philippines, being an exemplary Filipino capable of effective and ethical leadership and of competing with the best in the international business community, and for an outstanding career that spans business, academe, charitable, non-government, arts and culture, sports and health organizations.

Mr. Napoleon L. Nazareno is the president and chief executive officer of PLDT effective February 19, 2004 and concurrently the president and chief executive officer of Smart and Piltel. He is the chairman of the board of Wolfpac Mobile, Inc., Smart Broadband, Inc. (formerly Meridian Telekoms, Inc.,) I-Contacts Corporation and the president of ACeS Philippines. He also holds directorships in Philippine Telecommunications Investment Corporation and some subsidiaries of PLDT, namely, ePLDT and Mabuhay Satellite. His business experience spans over 30 years and cuts across a broad range of industries, namely, packaging, bottling, petrochemicals, real estate and, in the last decade, telecommunications and information technologies. In November 2004, Mr. Nazareno was appointed by President Gloria Macapagal-Arroyo as Private Sector Representative of the Public-Private Sector Task Force for the Development of Globally Competitive Philippine Service Industries. He was voted Best Chief Executive Officer in the Philippines at the 2004 and 2005 Best-Managed Companies and Corporate Governance Polls conducted by Asiamoney, one of Asia’s most influential magazines.

Mr. Antonio O. Cojuangco is the president and chief executive officer of the television network ABC-5, the chairman of the Bank of Commerce, Bank of Commerce Investment Corporation and CAP Life Insurance Corporation. He is a member of the Finance Committee of PLDT. He is a director of C&O Investment Realty Corporation, Kuok Phil. Properties, Inc. and Philippine Telecommunications Investment Corporation. He served as chairman of the board of PLDT from November 1998 to February 2004 and as president and chief executive officer of PLDT for over 12 years until November 1998.

Ms. Helen Y. Dee is the chairperson and president and/or chief executive officer of Hydee Management & Resources, Inc. and House of Investments, Inc. Tameena Resources, Inc., Grepalife Asset Management Corporation and Grepalife Fixed Income Fund Corporation. She is also chairperson of Landev Corporation, Manila Memorial Park, Inc., Mapua Information Technology Center, Inc., Hi-Eisai Pharmaceuticals, Inc. Universal Malayan Reinsurance Corporation and Lifetime Plans, Inc. She is the president of Moira Management, Inc., Equitas Insurance Brokers, Inc. and YGC Corporate Services, Inc. She is the vice chairperson of Zurich Insurance (Taipei) Ltd. and also sits on the boards of EEI Corporation, Pan Malayan Management and Investment Corp., Petro Energy Resources Corp., Nippon Life Insurance Co., South Western Cement Corp., Seafront Resources Corp., Malayan Insurance Co. Inc., MICO Equities, Inc., Hermoza Ecozone Development Corporation. and La Funeraria Paz, Inc.

Ms. Corazon S. de la Paz is the vice chairperson of the Social Security Commission and the president and chief executive officer of the Social Security System. She has been elected president of the International Social Security Association, an association based in Geneva, Switzerland, to serve as such for a three-year term commencing in September 2004. She is also the chairman of the Finance Committee and an advisor to the Audit Committee of the board of directors of PLDT. Until June 30, 2001, she was the senior partner and the chairperson of Joaquin Cunanan & Co., a member firm of PricewaterhouseCoopers Worldwide. She is a director of San Miguel Corporation, Philex Mining Corporation, Republic Glass Holding Corp., PCI Leasing and Finance, Inc., PCI Capital Corporation, Equitable Cardnetwork, Inc., and Ionics Inc. She is also a trustee of several educational and non-profit organizations.

Mr. Albert F. del Rosario is the Philippine Ambassador Plenipotentiary and Extraordinary to the United States of America. He is the chairman of the board of Gotuaco del Rosario and Associates, Inc. and Philippine Indocoil Corporation, the vice chairman of the board of Asia Traders Insurance Corporation, and the president of ADR Holdings, Inc. and ARS Reinsurance Brokers, Inc. He is a director of First Pacific and a Commissioner of P.T. Indofoods Sakses Makmur Tbk. He is also the chairman of the Board of Trustees of the PLDT Beneficial Trust Fund and the Executive Compensation Committee of the Board of Directors of PLDT. Mr. del Rosario also sits on the boards of Infrontier (Philippines) Inc., Philippine Telecommunications Investment Corporation, Smart Communications Holdings, Inc., LMG Chemicals Corporation, Pacific Plaza Condominium Corporation, Pacific Plaza Towers Condominium Corporation and Six Harmonies Holdings, Inc.

Atty. Ray C. Espinosa is the president of ePLDT, Wolfpac and Philippine Home Cable Holdings, Inc. He is the chairman of the subsidiaries of ePLDT, namely Parlance, Vocativ, Ventus, ePDS, Inc., mySecureSign, Inc., iPlus Intelligent Networks, Inc., Infocom, Sidera Technologies, Inc., Digital Paradise and netGames, Inc. He is a member of the boards of BayanTrade Dotcom, Inc., Cyber Bay Corporation, Nation Broadcasting Corporation, Enterprise Investment Holdings, Inc, Unilink Communications Corporation and some of its subsidiaries, Netopia Computer Technologies, Inc., and Stradcom Corporation. He is vice-chairman of PLDT Beneficial Trust Fund. Until June 30, 2000, he was a partner and member of the executive committee of the law firm SyCip Salazar Hernandez & Gatmaitan.

Rev. Fr. Bienvenido F. Nebres, S.J. is the president of the Ateneo de Manila University and a member of the boards of trustees of the Asian Institute of Management and several other private educational institutions. He is the chairman of the Audit Committee and a member of the Governance and Nomination Committee of the board of directors of PLDT.

Mr. Pedro E. Roxas is the chairman and/or chief executive officer of various business organizations in the fields of agri-business, sugar manufacturing and real estate development including Roxas Holdings, Inc., CADP Group Corp., Club Punta Fuego, Roxaco Land Corporation, Roxas & Company, Inc. and Jade Orient Sugar Corp. He holds directorships in BDO Private Bank, Batangas Assets Corporation and Hawaiian Philippine Sugar Co. Mr. Roxas is a trustee and/or officer of several non-profit organizations. He serves as a member of the Audit Committee and Executive Compensation Committee of the Board of Directors of PLDT.

Mr. Oscar S. Reyes is the Chairman of Unicapital Securities, Inc., Actron Industries, Inc. and Link Edge, Inc. He serves as a member of the Audit, Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. He also holds directorships in Bank of the Philippine Islands, CEOs, Inc., DMCI Holdings, Inc., Level Up!, Inc., Manila Water Corporation, Universal Robina Corporation, Sunlife of Canada (Philippines) and of other private corporations. He was a member of the Advisory Board of PLDT for four years until April 2005. Mr. Reyes was the Country Chairman of the Shell Companies in the Philippines from 1997 to 2001 and concurrently the Managing Director of Shell Philippines Exploration B.V. until 2002. From 2002 to 2004, he served as the Management Adviser of Shell Philippines Exploration B.V. and as CEO Adviser of Pilipinas Shell Petroleum Corporation.

Mr. Shigeru Yoshida is a vice president for System Integration and International Network Service Business of NTT Worldwide Telecommunications Corporation, or NTT Worldwide. From 2001 to 2003, he was the vice president of the Solutions Division and led the strategic planning and project development of “e-Japan” system integration, a governmental program to enhance Japanese national IT infrastructure. He headed the Business Users, Consumers and Office Business Division and managed the sales activity of Arcstar network and international telephone service from 2000 to 2001. Prior to that, he worked at the business communications headquarters of NTT Worldwide and headed the global private network sales activities for big customers. He is an advisor to the Audit Committee and Finance Committee and a member of the Executive Compensation Committee and Governance and Nomination Committee of the Board of Directors of PLDT.

Mr. Tatsu Kono joined DoCoMo in 2000 in the position of executive director of the Global Investment Group. In 2003, Mr. Kono assumed his present position as Managing Director of DoCoMo’s Corporate Sales Department, Corporate Marketing Division. Prior to joining DoCoMo, he held various positions in Kokusai Denshin Denwa Co., Ltd., from 1989 to 2000.

Ms. Teresita T. Sy-Coson is the president of Shoe Mart, Inc., or SM, a company engaged in department store operations and the executive vice president and director of SM Prime Holdings, Inc., a mall developer and operator. She is the executive chairman of Supervalue, Inc., the chairman of Banco de Oro Universal Bank, the vice chairman of SM Investments Corporation and a director of First Asia Realty Development Corporation. She has worked with the SM Group of Companies for over 30 years. She is a member of the Finance Committee and the Governance and Nomination Committee of the Board of Directors of PLDT. She also holds directorships in Asia-Pacific Computer Technology Center, Inc., BDO Capital Insurance Brokers, First Asia Realty Development Corp. and other private institutions.

Mr. Alfred Vy Ty is the vice chairman of Toyota Motor Philippines Corporation, the president of Federalland, Inc. and Asia Pacific Top Management International Resources Corp., the general manager of ASPAC, Shanghai and the Corporate Secretary of Metropolitan Bank and Trust Corporation. He is also a director of Mirant Global Corporation. He obtained his Bachelor of Science Degree in Business Administration from the University of Southern California.

Atty. Ma. Lourdes C. Rausa-Chan is senior vice president for corporate and legal affairs and the general counsel and corporate secretary of PLDT. She was the group vice president for legal affairs, and the corporate secretary of some subsidiaries, of Metro Pacific Corporation prior to joining PLDT in November 1998. She served as a director of PLDT from March 2000 to February 2001 and from June to December 2002. Ms. Rausa-Chan also serves as corporate secretary of several subsidiaries of PLDT.

Ms. Anabelle L. Chua is the treasurer of PLDT and senior vice president for PLDT’s corporate finance and treasury sector. She concurrently serves as the chief financial officer of Smart. She was a vice president at Citibank, N.A. where she worked for ten years prior to her appointment as first vice president in March 1998, as treasurer in February 1999 and as a senior vice president on February 26, 2002. She has over 15 years of work experience in the areas of corporate finance, treasury, financial control and credit risk management. Ms. Chua is currently a director of the Philippine Stock Exchange, Inc., Smart, Piltel, ePLDT and several subsidiaries of ePLDT. She is also a member of the board of trustees of the PLDT Beneficial Trust Fund.

Mr. Rene G. Bañez is the chief governance officer of PLDT. He served as Commissioner of the Philippine Bureau of Internal Revenue from February 2001 to August 2002. Prior to that, he was the head of support services and tax management group of PLDT from January 1999 to January 2001. He served as group vice president for tax affairs of Metro Pacific Corporation for three years until December 1998. He is a non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT.

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

Mr. Claro Carmelo P. Ramirez is senior vice president for consumer affairs effective in December 2005. He headed the retail business group of PLDT from February 2003 until his appointment as international and carrier business group head in June 2004. He has over 20 years of work experience in the field of marketing. He worked as associate director for Colgate Palmolive Company, Global Business Development in New York, and as marketing director for Colgate Palmolive Argentina, S.A.I.C. Prior to his appointment as a senior vice president of PLDT in July 1999, he was the marketing director of Colgate Palmolive Philippines, Inc. He is a director of some subsidiaries of PLDT.

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

Ms. Rosalie R. Montenegro concurrently serves as president of Vocativ, Parlance and Ventus which are wholly-owned subsidiaries of ePLDT, engaged in the call center business. Prior to her appointment as a senior vice president in July 2000, she served as consumer banking head of ABN-AMRO Savings Bank and as vice president for remote banking of ABN-AMRO Consumer Bank, Singapore Regional Office from 1997 to 1999. She was vice president for global consumer banking (CitiPhone banking) and service quality director of Citibank N.A. from 1985 to 1996 servicing both banking and the credit cards businesses. Ms. Montenegro holds directorships in some subsidiaries of PLDT and ePLDT.

Mr. Alfredo S. Panlilio was senior vice president for the international and carrier business group and previously head of the corporate business group of PLDT. He is currently the president of PLDT Global Corp. He has over 15 years of work experience in the field of business development and information technology. He held management positions at IBM Philippines, Inc. and was the vice president for business development of the Lopez Communications Group (ABS-CBN Broadcasting, BayanTel and SKYCable) prior to joining PLDT in July 1999. Mr. Panlilio is also a director of some subsidiaries of PLDT and PLDT Global.

Mr. Ernesto R. Alberto is senior vice president for the corporate business group of PLDT. He has over 20 years of work experience in the area of corporate banking, relationship management and business development. Prior to joining PLDT in May 2003, he was a vice president and the group head of the national corporate group of Citibank N.A., Manila from 1996 to 2003, and previously served as vice president and group head of the relationship management group of Citytrust Banking Corporation. Mr. Alberto is a director of some subsidiaries of PLDT.

Mr. Menardo G. Jimenez, Jr. is senior vice president for the retail business group of PLDT. He managed various broadcasting and production companies in radio, television and stage-theater prior to his appointment as corporate communications and public affairs head of PLDT in December 2001. His business experience spans more than 20 years in film and cinema, theater, television advertising, publishing, broadcasting, education and, recently, in the telecommunications sector. In 1998, Mr. Jimenez was given the Ten Outstanding Young Men (TOYM) Award in Manila for Multi-Media Achievement. In 1999, he received his Ten Outstanding Young Persons (TOYP) of the World Award for Cultural Achievement in Cannes, France. He recently won the first CEO (Communications Excellence in Organizations) Awards given by the International Association of Business Communicators.

Mr. Jun R. Florencio is the senior vice president for PLDT’s internal audit and fraud risk management group effective February 16, 2006. He has over 20 years of work experience in the areas of external and internal audit, credit management, information technology, financial management and controllership. He joined the Company in April 1999 and served as the financial reporting and control head up to March 2000, then as audit and assurance head until February 15, 2006 and held various positions in the finance organization of Eastern Telecommunications and was the financial controller of Smart for four years until March 1999.

Mr. Celso T. Dimarucut is the first vice president for PLDT’s financial reporting and control sector. Prior to joining PLDT, he was a vice president and the controller of Piltel and had previously served as the group financial controller for domestic subsidiaries of Metropolitan Bank and Trust Company. He specialized in audit, tax and business advisory services for ten years having worked with an Indonesian firm Prasetio, Utomo & Co. for three years and with SGV & Co. for seven years. He also serves as director or treasurer of several of PLDT’s subsidiaries.

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

Mr. Rolando G. Peña is the head of network services division of Smart. He was first vice president for technical operations group at Digitel, where he worked for five years prior to his appointment as a director for Smart’s local exchange carrier services in September 1994. He held various positions in Eastern Telecommunications Philippines, Inc. from 1982 until 1989. He has over 22 years of experience in telecommunications operations, regional business and technical and operations support. He sits in the boards of Smart, Piltel, Wolfpac, Netopia, Smart Broadband and Mabuhay Satellite.

Mr. Ramoncito S. Fernandez is the head of administration and materials management division of Smart. He is also a member of the board of directors of Smart, Piltel, I-Contact and Wolfpac. Until June 2000, he was the executive vice president in charge of marketing, sales and logistics of Starpack Philippines Corporation. He has over 15 years of experience in materials management, industrial marketing and sales.

Mr. George H. Tan is the senior vice president - group chief finance officer for ePLDT effective August 16, 2004. He is in charge of the overall financial management of the ePLDT group of companies currently comprised of ePLDT, Parlance, Vocativ, Ventus, Infocom, mySecureSign, iPlus, Digital Paradise, netGames and ePDS. He also has oversight responsibility over ePLDT's equity investments in Stradcom, Bayantrade and Technology Support Services, Inc., formerly First Advance Multi-Media Entertainment Corporation. He manages the accounting, finance, treasury and administrative support at ePLDT. He is actively involved in investment analysis and decisions, cost control and management, product costing and pricing of Vitro products and services, fund raising activities, financial analysis and business reviews. Prior to joining ePLDT in September 2000, Mr. Tan served as an executive vice president and chief finance officer with William, Gothong & Aboitiz, Inc., the Philippines’ largest inter-island shipping company, from 1998 to 1999.

Terms of Office

The directors of PLDT are elected each year to serve until the next annual meeting of shareholders and until their successors are elected and qualified. The term of office of all officers is coterminous with that of the board of directors that elected or appointed them.

Family Relationships

None of the directors and officers of PLDT, except for Eriberto B. Gesalta and Elisa B. Gesalta who are siblings, has any family relationships up to the fourth civil degree either by consanguinity or affinity.

Compensation of Key Management Personnel of the PLDT Group

The aggregate compensation paid to our key officers, directors and advisors named above, as a group, for 2005 amounted to approximately Php299 million.

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

Long-term Incentive Plan

On August 3, 2004, the Board of Directors approved the establishment of the Long Term Incentive Plan, or LTIP, covering a four-year period of performance commencing on January 1, 2004 and ending on December 31, 2007, or the Performance Cycle.

The LTIP is a cash plan that is intended to provide meaningful, contingent, financial incentive compensation for eligible executives, officers and advisors of the PLDT and its subsidiaries, who are consistent performers and contributors to the achievement of the long-term strategic plans and objectives, as well as the functional strategy and goals of the PLDT Group.

Payment of awards under the LTIP is contingent upon the achievement of the PLDT common share price target and cumulative consolidated net profit target of the PLDT Group by the end of the Performance Cycle, as approved by the Board of Directors.

If the share price and profit objectives are met, the cost of the LTIP, before taxation, for the four-year Performance Cycle will be approximately Php3.6 billion, which amount will represent less than 3% of the cumulative consolidated net profit target for the Performance Cycle.

The LTIP is administered by the Executive Compensation Committee which has the authority to determine (a) eligibility and identity of participants; (b) the award attributable to each participant based on the participant’s annual base compensation and taking into account such participant’s seniority, responsibility level, performance potential, tenure with the PLDT Group, job difficulty and such other measures as the Committee deems appropriate; (c) the level of achievement of the performance objectives; and (d) the actual award payable to each participant based on the level of achievement of the performance objectives.

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

Stock options that were granted pursuant to the executive stock option plan to management executives and advisors/consultants of PLDT became fully vested on December 10, 2004. An option holder may exercise his option to purchase that number of vested shares of common stock underlying his option, in whole or in part, at the price at Php814 per share, subject to adjustment upon the occurrence of specific events described in the executive stock option plan. The option exercise period is until December 9, 2009. The option holder is required to give written notice of exercise to the executive compensation committee, indicating the number of vested shares to be purchased, accompanied by payment in cash of the full amount of the purchase price for those shares.

Share Ownership

The following table sets forth information regarding ownership of our common stock, preferred stock and executive stock options as at May 31, 2006 by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common shares and less than 1% of our preferred shares.

Name of Owner	Shares of Common Stock	Shares of Preferred Stock	Shares of Common Stock Underlying Executive Stock Options(1)

Manuel V. Pangilinan	211,779	360	–
Napoleon L. Nazareno	6,427	495	–
Antonio O. Cojuangco	4	4,060	–
Helen Y. Dee	22,055(2)	180	–
Corazon S. de la Paz	12,125,010(3)	–	–
Albert F. del Rosario	100,025	1,560	–
Ray C. Espinosa	11,201	–	22,042
Tatsu Kono	100	–	–
Rev. Fr. Bienvenido F. Nebres, S.J	1,188(4)	–	–
Oscar S. Reyes	1	360	–
Pedro E. Roxas	1	540	–
Teresita T. Sy-Coson	101	1,060	–
Shigeru Yoshida	10	–	–
Ma. Lourdes C. Rausa-Chan	577	350	2,202
Anabelle L. Chua	2,540	–	11,738
Rene G. Bañez	–	540	–
George N. Lim	–	360	9,256
Claro Carmelo P. Ramirez	5,996	–	10,000
Victorico P. Vargas	3,000	180	2,878
Rosalie R. Montenegro	–	–	–
Alfredo S. Panlilio	1	–	–
Ernesto R. Alberto	–	–	–
Menardo G. Jimenez, Jr.	22	–	–
Jun R. Florencio	15	530	1,788
Celso T. Dimarucut	1,500	460	11,518
Florentino D. Mabasa, Jr.	–	–
Eriberto B. Gesalta	1,302	180	–
Ramon B. Rivera, Jr.	–	–	6,817
Emiliano R. Tanchico, Jr.	1,539	–
Ricardo M. Sison	200	180	5,700
Miguela F. Villanueva	–	–
Cesar M. Enriquez	–	–
Raymond S. Relucio	–	–	2,552
Richard N. Ferrer	3,680	180
Nerissa S. Ramos	–	–	1,588
Ramon Alger P. Obias	2,531	–	–
Alfredo B. Carrera	350	–	–
Christopher H. Young	55,313(5)	–	–
Donald J. Rae	–	–	–
Rolando G. Peña	–	–	–
Ramoncito S. Fernandez	120	–	–
George H. Tan	–	530	–

_____________

(1)     As at May 31, 2006, under PLDT’s ESOP, options to purchase 88,079 shares of common stock for the key officers listed in the table above remain unexercised. No options have been granted to non-executive directors. All outstanding options are exercisable at an exercise price of Php814 per share and have an expiration date of December 10, 2009. All outstanding options were fully vested as at December 10, 2004.

(2)     Includes 21,957 PLDT common shares registered in the name of Hydee Management and Resources, Inc. As chairperson and president of Hydee Management & Resources, Inc., Ms. Dee may exercise voting rights in respect and may be considered to have beneficial ownership of these shares.

(3)     Includes 5,024,789 PLDT common shares registered in the name of Social Security System and 7,100,220 PLDT common shares held of record by PCD Nominee Corporation. Ms. De la Paz, as president and chief executive officer of the Social Security System, may exercise voting rights in respect of these shares and may be considered to have beneficial ownership of these shares.

(4)     Includes 386 shares of PLDT’s common stock registered in the name of Ateneo de Manila University and 800 shares of PLDT’s common stock held of record by PCD Nominee Corporation. As President of the Ateneo de Manila University, Rev. Fr. Nebres may exercise voting rights in respect of these shares and may be considered to have beneficial ownership of these shares.

(5)     The total PLDT common shares have been lodged with the Philippine Central Depository, Inc.

The aggregate number of common and preferred shares directly and indirectly owned by directors, key officers and advisors listed above as at May 31, 2006 were 12,556,588 and 12,105, respectively, or 6.905189% and 0.001694% of PLDT’s outstanding common and preferred shares, respectively.

Board of Directors

At least four of our directors, namely, Rev. Fr. Bienvenido F. Nebres, S.J., Oscar S. Reyes, Pedro E. Roxas and Alfred Vy Ty, are independent directors who are not officers or employees of PLDT or any of its subsidiaries, and are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as directors. The independence standards/criteria are provided in our By-Laws and Manual on Corporate Governance pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

Mr. Alfred Vy Ty was elected at the annual meeting of shareholders held on June 13, 2006 as independent director in lieu of Ms. Teresita T. Sy-Coson who was not seeking re-election in order to focus on her various duties under the SM Group of Companies. All other directors were re-elected at such annual meeting of shareholders.

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

Audit Committee

Our audit committee is composed of three members all of whom are independent directors, namely,
Fr. Bienvenido F. Nebres, S.J., who chairs the committee, Mr. Pedro E. Roxas and Mr. Oscar S. Reyes. Mr. Shigeru Yoshida and Ms. Corazon S. de la Paz, who are non-independent members of our board of directors and Mr. Roberto R. Romulo serve as advisors to the audit committee. All of the members of our audit committee are financially literate and Ms. Corazon de la Paz is an accounting and financial management expert.

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

•         in its oversight of the external auditor’s qualifications and independence; and

•         in its oversight of the performance of the internal auditing organization and the external auditors.

To carry its direct responsibility for the appointment, setting of compensation, retention and removal of the external auditors, the audit committee has the following duties and powers:

•         to review and evaluate the qualifications, performance and independence of the external auditors and the lead partner of the external auditors;

•         to select and appoint the external auditors and to remove or replace the external auditors;

•         to review and approve in consultation with the head of the internal auditing organization and the chief financial advisor the fees charged by the external auditors for audit and non-audit services;

•         to pre-approve all audit and non-audit services to be provided by and all fees to be paid to the external auditors;

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

•         to ensure that the external auditors or the lead partner of the external auditors is rotated at least once every five (5) years;

•         to have separate sessions periodically, with management, with the internal audit organization and with the external auditors, where deemed appropriate, to surface issues warranting the attention of the audit committee; and

•         to resolve disagreements between management and the external auditors regarding financial reporting.

The audit committee also has the authority to retain or obtain advice from special counsel or other experts or consultants in the discharge of their responsibilities without the need for board approval.

Governance and Nomination Committee

Our governance and nomination committee is composed of five voting and two non-voting members. Three of the voting members are independent directors namely, Fr. Bienvenido F. Nebres, S.J., Mr. Alfred Vy Ty and
Mr. Oscar S. Reyes. Mr. Alfred Vy Ty replaced Ms. Teresita Sy-Coson, following his election as independent director at the annual shareholders meeting held on June 13, 2006. Mr. Manuel V. Pangilinan who serves as chairman and Mr. Shigeru Yoshida are the other voting members and Mr. Victorico P. Vargas and Mr. Rene G. Bañez are the non-voting members.

The principal functions and responsibilities of our governance and nomination committee are:

1.        To develop and recommend to the board for approval and oversee the implementation of corporate governance principles and policies;

2.        To review and evaluate the qualifications of the persons nominated for election as directors (including independent directors) or other positions requiring board appointment;

3.        To identify the qualified nominees and recommend that the board select and recommend such qualified nominees for election as directors/independent directors at the annual meeting of shareholders; and

4.        To provide an assessment on our board’s effectiveness in the process of replacing or appointing new directors or members of the board committees.

Executive Compensation Committee

Our executive compensation committee is composed of five members, all of whom are regular members of our board of directors. Three of these five members are independent directors, namely Mr. Pedro E. Roxas,
Mr. Oscar S. Reyes and Mr. Alfred Vy Ty, and two are non-independent directors, namely Mr. Albert F. del Rosario, who is chairman of the executive compensation committee, and Mr. Shigeru Yoshida. Mr. Alfred Vy Ty replaced
Ms. Teresita Sy-Coson, following his election as independent director at the annual shareholders meeting held on June 13, 2006.

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

Finance Committee

Our finance committee is composed of five members, three of whom are regular members of our board of directors. Ms. Corazon S. de la Paz, who chairs the committee, Mr. Antonio O. Cojuangco and Mr. Alfred Vy Ty are regular members of our board of directors. Mr. Alfred Vy Ty replaced Ms. Teresita Sy-Coson, following his election as independent director at the annual shareholders meeting held on June 13, 2006. Mr. Christopher H. Young, our chief financial advisor and Mr. Amado S. Bagatsing comprise the fourth and fifth members. Mr. Shigeru Yoshida, who is a non-independent member of our board of directors, serves as an advisor to the committee.

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

On November 16, 2004, ULCI, through Messrs. Tuason and Merin, filed with the DOJ a Petition for Review dated November 6, 2004 contesting the Resolution of the City Prosecution Office. Thereafter, complainants and respondents including Mr. Pangilinan filed a Joint Motion to Dismiss (with prejudice) the charges and counter-charges subject to the investigation before the DOJ which Motion is currently pending.

Employees and Labor Relations

As of December 31, 2005, we had 18,926 employees within the PLDT Group. PLDT had 9,013 employees at the end of 2005, of which 46% were rank-and-file employees, 50% were management/supervisory staff and 4% were executives. This number represents a decrease of 463 employees, or approximately 5%, from the staff level as of the end of 2004, mainly as a result of the ongoing manpower rightsizing program. From a peak of 20,312 at the end of 1994, PLDT’s number of employees has declined by 11,299, or 56%, by the end of 2005. As of December 31, 2004, we had 18,433 and 9,476 employees under the PLDT Group and PLDT, respectively.

PLDT has three employee unions, the members of which in aggregate represent 38% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors' union and our sales supervisors' union to be good.

On March 8, 2005, PLDT and PLDT Sales Supervisors’ Union, or PSSU, concluded and signed a new three-year Collective Bargaining Agreement, or CBA, covering the period from January 1, 2005 to December 31, 2007. This CBA provides each member monthly salary increases of 8% of basic pay or Php2,000, whichever is higher, for the first year; 10% of basic pay or Php2,700, whichever is higher, for the second year; and another 10% of basic pay or Php2,400, whichever is higher, for the third year. Other highlights of this CBA are improvements of existing benefits and a one-time signing bonus of Php33,000, including a Php3,000 goodwill bonus, for each member of PSSU. Furthermore, a Php4,000 one-time clothing accessory allowance was also provided.

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

In connection with the separation from service in 2002 of 322 employees who were engaged in operator-assisted call-handling units, due to redundancies, MKP brought an unfair labor practice case before the National Labor Relations Commission, or NLRC, assailing the legality of the implemented redundancy. On October 28, 2005, the NLRC dismissed the unfair labor practice case ruling in favor of the validity of the redundancy.

Pension and Retirement Benefits

Defined Benefit Plans

We have defined benefit pension plans, covering substantially all of our employees, except Smart’s, which require contributions to be made to a separate administrative fund.

PLDT has a trusteed, non-contributory defined benefit plan covering all permanent and regular employees. The benefit plan provides benefits upon normal retirement beginning at age 65, early retirement beginning at age 50 or completion of at least 30 years of credited service, voluntary resignation with completion of at least 15 years of credited service, total and physical disability, death and involuntary separation. Benefits are based on the employee's final monthly basic salary and length of service.

The normal retirement benefit is equal to a percentage of the final monthly basic salary per year of credited service. The percentage is 100% for those with less than 15 years of service at retirement and 125% for those with 15 years of service at retirement. Thereafter, the percentage increases by 5% for every additional year of credited service up to a maximum of 200%. Early retirement benefit is equal to the accrued normal retirement benefit based on salary and service at the date of early retirement.

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

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s common stock as at May 31, 2006 of all shareholders known to us to beneficially own 5% or more of PLDT shares of common stock. All shares of PLDT's common stock have one vote per share.

Name of Beneficial Owner	Name and Address of Record Owner and Relationship with Issuer	Citizenship	Title of Class	Number of Shares Held	% of Class

First Pacific(3)	Philippine Telecommunications Investment Corp.(1) 12/F Ramon Cojuangco	Philippine	Common	26,034,263	14.32
24/F Two Exchange Square 8 Connaught Place, Central,
Hong Kong	Building, Makati Avenue, Makati City	Corporation

	Metro Pacific Resources, Inc.(2)	Philippine	Common	17,112,534	9.41
	c/o Corporate Secretary	Corporation
	18th Floor Liberty Center
	104 H.V. Dela Costa St.
	Salcedo Village, Makati City

PCD Nominee Corporation(4)	See Footnote 4 below	Philippine	Common	72,125,189	39.66
G/F MSE Building 6767 Ayala Avenue, Makati City		Corporation

FMR Corp.(5)	See Footnote 5 below	U.S.	Common	9,100,890	5.00
82 Devonshire Street		Corporation
Boston, Massachusetts 02109

NTT Communications(6)	Same as Record Owner	Japanese	Common	12,633,487	6.95
1-1-6 Uchisaiwai-Cho I-Chome, Chiyoda-ku Tokyo 100-8019, Japan		Corporation

NTT DoCoMo, Inc.(7)	Same as Record Owner	Japanese	Common	12,633,486	6.95
41st Floor, Sanno Park Tower		Corporation
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo 100-6150
Japan

J. P. Morgan (Hong Kong) Nominees Limited(8)	See Footnote 8 below	HongKong Corporation	Common	29,921,268	16.45
20/F Chater House
8 Connaught Place, Central, Hong Kong

Social Security System(9)	Same as Record Owner	Philippine	Common	12,125,009	6.67
East Avenue, Diliman, Quezon City		Corporation

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

(2)     Based on the resolutions of the Board of Directors of Metro Pacific Resources, Inc., or MPRI, copies of which had been furnished to PLDT, Mr. Manuel V. Pangilinan has been appointed as proxy or duly authorized representative of MPRI to represent and vote the PLDT common shares of MPRI in the Annual Meeting of Stockholders of PLDT.

(3)     First Pacific has a 24.76% economic interest and 31.36% voting interest in PLDT based on the PLDT common shareholdings of the intermediate holding companies PTIC, MPRI, Larouge B.V. (which holds 8,479,805 shares of PLDT common stock lodged with the Philippine Depository and Trust Co.) and Semilion Enterprises, Inc. (which holds ADRs evidencing ADSs representing 5,408,346 shares of PLDT common stock).

(4)     Registered owner of shares held by participants in the Philippine Depositary and Trust, Co., or PDTC, a private company organized to implement an automated book entry system of handling securities transactions in the Philippines. Under the PDTC procedures, when an issuer of a PDTC-eligible issue will hold a stockholders’ meeting, the PDTC shall execute a pro-forma proxy in favor of its participants for the total number of shares in their respective principal securities account as well as for the total number of shares in their client securities account. For the shares held in the principal securities account, the participant concerned is appointed as proxy with full voting rights and powers as registered owner of such shares. For the shares held in the client securities account, the participant concerned is appointed as proxy, with the obligation to constitute a sub-proxy in favor of its clients with full voting and other rights for the number of shares beneficially owned by such clients. Based on the information provided by PDTC to PLDT, none of the owners of the PLDT common shares registered under the name of PCD Nominee Corporation, or PCD, owns more than 5% of PLDT’s outstanding common stock as at May 31, 2006, except The Hongkong and Shanghai Banking Corporation, or HSBC, and Standard Chartered Bank which own approximately 18.81% and 5.88%, respectively, of PLDT’s outstanding common stock as at May 31, 2006. The Company has no knowledge if any beneficial owner of the shares under the HSBC Clients account and Standard Chartered Bank own more than 5% of PLDT’s outstanding common stock as at May 31, 2006.

PCD account also includes 7,100,220 shares beneficially owned by the Social Security System, 8,479,805 shares beneficially owned by Larouge B.V., and 9,100,890 shares beneficially owned by FMR Corp., or FMR. Please refer to footnotes 3, 5 and 9.

(5)     According to the Schedule 13G of FMR filed with the Securities and Exchange Commission on February 14, 2006, FMR, through subsidiaries, beneficially owned 9,847,130 shares of PLDT’s common stock as of December 31, 2005. According to this Schedule 13G, some or all of these shares of PLDT’s common stock may include shares of common stock represented by ADSs. According to subsequent filings of FMR with the Philippine SEC, FMR, through subsidiaries, beneficially owned 9,100,890 shares of PLDT’s common stock as of June 16, 2006.

(6)     Based on publicly available information, NTT Communications is a wholly-owned subsidiary of NTT. Based on a certification signed by a duly authorized officer of NTT Communications, a copy of which had been furnished to PLDT, Mr. Kenji Sato is authorized to execute for and on behalf of NTT Communications, endorsements, transfers and other matters relating to the PLDT shares of common stock held by NTT Communications. On March 14, 2006, NTT Communications transferred to DoCoMo approximately 12.6 million shares of PLDT’s common stock, representing approximately 7% of PLDT’s outstanding shares of common stock, pursuant to the Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo.

(7)     DoCoMo completed the acquisition of 12,633,486 shares of PLDT common stock from NTT Communications on March 14, 2006. Based on publicly available information, DoCoMo is a majority-owned and publicly traded subsidiary of NTT. Based on a certification signed by a duly authorized officer of DoCoMo, a copy of which had been furnished to PLDT, Mr. Toshinari Kunieda or Mr. Matsuo Yamamoto, is authorized to execute for and on behalf of DoCoMo, endorsements, transfers and other matters relating to the PLDT shares of common stock held by DoCoMo.

(8)     Holds shares as nominee of JPMorgan Chase Bank, successor depositary under the Common Stock Deposit Agreement, dated October 14, 1994, as amended on February 10, 2003, between JPMorgan Chase Bank and the holders of ADRs evidencing ADSs representing shares of common stock of the Company (the “Deposit Agreement.”) Under the Deposit Agreement, if the depositary does not receive voting instructions from a holder of ADRs, such holder will be deemed to have instructed the depositary to provide a discretionary proxy to a person designated by PLDT for the purpose of exercising the voting rights pertaining to the shares of common stock represented by such holder of ADRs, except that no discretionary proxy will be given with respect to any matter as to which substantial opposition exists or which materially and adversely affects the rights of the holders of such ADRs. This account includes shares underlying the ADSs beneficially owned by FMR. This also includes 5,408,346 shares of common stock underlying the ADSs owned by Semilion Enterprises, Inc. Please refer to footnote 3.

(9)     Consists of 5,024,789 shares registered in the name of the Social Security System and 7,100,220 shares held of record by PCD Nominee Corporation. Ms. Corazon S. de la Paz, as President and Chief Executive Officer of the Social Security System, may exercise the voting rights in respect of these shares.

As at May 31, 2006, approximately 86.31% of the outstanding capital stock of PLDT was registered in the names of Philippine persons.

Related Party Transactions

Cooperation Agreement with the FP Parties, NTT Communications and DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to DoCoMo pursuant to the Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo, the FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications thereunder to DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions, as set forth above under “Item 3. Key Information – Risk Factors – Risks Relating to Us – A significant number of PLDT’s shares are held by three separate shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT”; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof, as described above under “Item 6. Directors, Senior Management and Employees – Directors, Key Officers and Advisors”.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•         Restriction on Ownership of Shares of PLDT by NTT Communications and DoCoMo. Each of NTT Communications and DoCoMo have agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of then issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of then issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•         Limitation on Competition. NTT Communications, DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intends to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide NTT Communications and DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•         Business Cooperation. PLDT and DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discount with DoCoMo.

•         Additional Rights of DoCoMo. Upon NTT Communications, DoCoMo and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, DoCoMo and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, DoCoMo will be entitled to certain additional rights under the Cooperation Agreement.

•         Change in Control. Each of NTT Communications, DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the board of directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A "Hostile Transferee" is defined under the Cooperation Agreement to mean any person (other than NTTC, DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT board of directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares (a) at a price per share which is less than the fair market value as determined by the board of directors of PLDT as advised by a professional financial advisor, (b) which is subject to conditions which are subjective or which could not reasonably be satisfied, (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT, (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the board of directors of PLDT has used reasonable efforts to discuss with NTT Communications and DoCoMo in good faith whether such person should be considered a Hostile Transferee. For information as to certain provisions of PLDT’s Amended By-Laws that may have the effect of preventing a change in control of PLDT, see “Item 10. Additional Information – Articles of Incorporations and By-Laws – Change of Control”.

•         Termination. If NTT Communications, DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

Integrated i-mode Services Package Agreement between DoCoMo and Smart

The Integrated i-mode Service Package Agreement was entered into by Smart and DoCoMo on February 15, 2006, under which DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode service package including non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic.

Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003 and March 31, 2005, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. Under the Cooperation Agreement, PLDT agreed to use reasonable efforts to procure that, with respect to the Advisory Services Agreement, PLDT and Smart, will receive at a minimum the specified aggregate number of advisors entitled to be provided by NTT Communications and DoCoMo in accordance with the timetable set out in the Cooperation Agreement;

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

Total fees under these agreements amounted to Php256 million, Php336 million and Php289 million for the years ended December 31, 2005, 2004 and 2003, respectively. As at December 31, 2005 and 2004, outstanding obligations of PLDT amounted to Php23 million and Php49 million, respectively.

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

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units for the year 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustment. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

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

As at December 31, 2005 and 2004, PLDT’s outstanding payables under the original Air Time Purchase Agreement was Php3,493 million and Php2,728 million, respectively. Total fees under this agreement amounted to Php1,008 million, Php1,299 million and Php1,919 million for the years ended December 31, 2005, 2004 and 2003, respectively. As at December 31, 2005, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,120 million. See Note 21 – Contractual Obligations and Commercial Commitments and Note 22 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18 for further details relating to the Air Time Purchase Agreement with AIL.

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

On February 18, 2004, Smart and ALBV entered into a renewal of the technical service agreement extending the effectivity of the terms of the agreement to February 23, 2008. Furthermore, in view of the acquisition by Smart of Piltel Series K Class I Convertible Preferred Stock held by PLDT, the parties agreed to make the consolidated net revenues of Smart the basis for the computation of the 1% royalty payable by Smart to ALBV, effective from
January 1, 2005.

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

Total fees under these agreements amounted to Php567 million, Php507 million and Php429 million for the years ended December 31, 2005, 2004 and 2003, respectively. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php194 million and Php267 million as at December 31, 2005 and 2004, respectively.

Agreements relating to insurance companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are paid directly to Malayan. Total insurance expenses under these agreements amounted to Php468 million, Php488 million and Php565 million for the years ended December 31, 2005, 2004 and 2003, respectively. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

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

Legal Proceedings

Except as disclosed in the following paragraphs, neither PLDT nor any of its subsidiaries is a party to, and none of their respective property is subject to, any pending legal proceedings which PLDT considers to be potentially material to its and its subsidiaries’ business.

Victor C. Fernandez

On December 9, 1999, a holder of preferred shares of stock of PLDT, Victor C. Fernandez, filed a petition against certain directors of PLDT questioning, among other things, the validity of the resolutions of the board of directors of PLDT then authorizing the acquisition of Smart. Fernandez's application for a restraining order to enjoin the holding of the PLDT stockholders' meeting on December 10, 1999 was denied by the Philippine SEC. At the shareholder’s meeting, the stockholders approved the resolutions passed by the board of directors authorizing the acquisition of Smart. On June 20, 2000, Fernandez's application for a writ of preliminary injunction was denied.

In the proceedings before the Makati Court to which the case was transferred, the transactions subject of the suit were limited to PLDT’s acquisition of Smart and NTT’s entry into PLDT (the “Questioned Transactions”), and the issues to be resolved were limited to whether or not the Questioned Transactions violate the constitutional limitations on foreign equity in public utilities, the Foreign Investments Act and the Anti-Dummy Law and would result in a monopoly.

The Makati Court in its decision dated February 21, 2002 (the “Decision”), held that the Questioned Transactions “resulting from resolutions which have been approved by PLDT’s stockholders and government regulatory agencies, such as the NTC and the SEC, are valid and legal” and thus dismissed the petition of Fernandez. On April 14, 2003, Fernandez filed with the Supreme Court a petition for review on certiorari seeking a review of the Decision (the “Petition”). On May 22, 2003, Fernandez filed a Motion to refer the Petition to the Supreme Court En Banc (the “Motion for Referral to SC En Banc”).

Subsequently, the Supreme Court, in a resolution dated June 9, 2003, denied the Petition and, in a resolution dated July 9, 2003, also denied the Motion for Referral to SC En Banc. On July 22, 2003, Fernandez filed a Motion for Reconsideration of the resolution denying the Petition (the “Motion for Reconsideration”), and in a Manifestation and Motion dated August 15, 2003, moved for a reconsideration of the resolution denying the Motion for Referral to the SC En Banc.

On August 8, 2003, the Makati Court scheduled the presentation of evidence pertaining to each of the counterclaims of the respondent directors for moral and exemplary damages. In an Order dated February 27, 2004, (the “Order”), the Makati Court dismissed respondent directors’ counterclaims for moral and exemplary damages and attorney’s fees citing the lack of clear and convincing evidence to show malice or bad faith on the part of Fernandez in respect of the filing of the case. The respondent directors filed their motion for reconsideration of the Order on March 24, 2004 which the Makati Court denied in a resolution dated June 2, 2004. Respondent directors filed an appeal with the Court of Appeals assailing the validity of the Order by the Makati Court which appeal remains pending.

On November 22, 2004, the Supreme Court’s Second Division denied with finality Fernandez’s Motion for Reconsideration, and Motion for Referral to SC En Banc.

On January 4, 2005, Fernandez filed with the Supreme Court a second motion for reconsideration of the Supreme Court’s resolution denying the Petition and a motion for leave to file and admit second motion for reconsideration of the Supreme Court’s resolution denying the Motion for Referral to SC En Banc. Both motions were denied by the Supreme Court on January 31, 2005 and April 11, 2005, respectively. Thereafter, the Supreme Court issued an Entry of Judgment certifying that its resolution dated June 9, 2003 denying Fernandez’s Petition became final and executory on December 21, 2004. The Entry of Judgment puts to rest all legal issues regarding PLDT’s acquisition of Smart and the entry of NTT Communications into PLDT.

Taxation

We have made a reasonable estimate of the amount necessary to pay or settle any contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our consolidated financial statements as at December 31, 2005 aggregating Php742 million in respect of the following:

National Internal Revenue Taxes

PLDT has filed various cases against the Commissioner of the Bureau of Internal Revenue for refunds and/or tax credit of:

•         erroneously paid value-added taxes, compensating taxes, advance sales taxes and other internal revenue taxes on PLDT's importation of various equipment, machinery and spare parts; and

•         erroneously paid withholding tax on separation pay of employees who availed of the benefits under the Manpower Reduction Program.

In the case of the claim for refund of erroneously paid value-added taxes, compensating taxes, advance sales taxes and other internal revenue taxes on PLDT’s importation of various equipment, machinery and spare parts, the Supreme Court, on December 15, 2005, rendered a decision partially granting the claim for refund or tax credit certificates and ordering the Commissioner of Internal Revenue to issue a Tax Credit Certificate or to refund to PLDT approximately Php95 million representing erroneously collected advance sales tax and compensating tax.

The case of the claim for refund of erroneously paid withholding tax on separation pay is currently still pending in the Supreme Court.

NTC supervision and regulation fees, or SRF

Since 1994, following the NTC's rejection of PLDT's formal protest against the assessments by the NTC of permit, supervision and regulation fees, PLDT and the NTC have been involved in legal proceedings before the Court of Appeals and the Supreme Court. The basis of these legal proceedings is the NTC's inclusion of stock dividends and capital in excess of the par value of stock in computing these fees, and the NTC's assessment of administrative fees for the increase in PLDT's authorized capital stock even in the absence of NTC's performance of regulatory services. As at December 31, 2005, PLDT has paid a total amount of Php1,960 million in supervision and regulation fees of which Php1,724 million were paid under protest. See Note 22 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18 for further discussion.

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

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax. Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have been approved by the relevant courts, PLDT has paid a total amount of Php505 million as at December 31, 2005 in full payment for local franchise tax covering up to the end of 2004.

PLDT continues to contest the remaining assessments amounting to approximately Php3.7 million as at December 31, 2005, a number of which were based on the gross revenues of PLDT derived from its operations within the entire Philippines. PLDT claims that assuming that it is liable for local franchise tax, R.A. No. 7160 provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some LGUs of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority, thus, the use thereof as a basis of computation will exceptionally overstate the local franchise tax. As at December 31, 2005, there are two cases pending in the Supreme Court. The motions for reconsideration of the two other unfavorable decisions of the Supreme Court have been denied with finality.

PLDT currently expects that going forward it will pay local franchise and business taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has, likewise, received assessments for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that Smart is not liable to pay the local franchise and business taxes by virtue of:
(i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date of R.A. No. 7160.

Smart has recently been declared exempt from payment of local franchise tax to the City of Makati in a decision dated August 3, 2004 by the Makati Regional Trial Court, or RTC. The City of Makati has filed their motion for reconsideration and Smart has filed its opposition to that motion for reconsideration.

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

Piltel’s protest of the assessments was denied by the City of Makati on December 18, 2001. Piltel then filed a petition with the Makati RTC appealing the local franchise business taxes. On December 10, 2002, the Makati RTC rendered its judgment granting Piltel’s petition and enjoining the City of Makati from assessing and collecting any further annual local franchise business taxes from Piltel. The City of Makati filed its motion for reconsideration of this judgment with the Makati RTC, which was subsequently denied. On April 1, 2003, the City of Makati filed a Petition for Review with the Court of Appeals. On July 12, 2004, the Court of Appeals rendered a decision upholding the Makati RTC that Piltel is exempt from payment of the local franchise tax.

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

Piltel’s Bureau of Internal Revenue Assessment

Piltel filed applications for compromise settlements with the BIR for the deficiency tax assessments of 1998 and 1999, citing as basis for the compromise settlement its financial incapacity on account of networth and earnings deficit. On June 22, 2005, however, Piltel received a letter from the BIR dated May 9, 2005 denying the applications for compromise settlements.

On June 16, 2005, Piltel filed an administrative protest against the 2001 deficiency income tax and VAT assessments arising from a letter notice. The BIR granted the request for reconsideration by virtue of the tax verification notice dated June 29, 2005, which was received by Piltel on July 1, 2005. In its letter dated August 30, 2005, which Piltel received on September 19, 2005, the BIR issued its final decision on the disputed assessment, which denied the administrative protest filed by Piltel. On October 19, 2005, Piltel filed a petition for review with the Court of Tax Appeals relating to this tax assessment. On December 12, 2005, Piltel filed a collective application for compromise settlement with the BIR for the deficiency tax assessments arising from taxable years 1998, 1999 and 2001, citing “reasonable doubt as to the validity of the tax assessments” as basis. The prescribed minimum percentage of compromise settlement for such basis is 40% of the basic assessed tax. On January 27, 2006, Piltel received the favorable recommendation and approval from the BIR on the said application for compromise settlement. On January 31, 2006, Piltel settled the total amount of Php113.9 million, which is equivalent to 40% of the basic taxes per final assessment notices received, to effect the immediate cancellation of the tax assessments.

On February 24, 2006, the BIR accepted Piltel’s application for compromise settlement of Income Tax and VAT for the years 1998 and 1999 and income tax and VAT for the year 2001, and accordingly, issued a Certificate of Availment on the said date.

Piltel also availed of the BIR’s Enhanced Voluntary Assessment Program, or EVAP, on December 29, 2005. EVAP grants last priority in audit for taxpayers paying the required increase in tax payment from the base year or the minimum EVAP payment, whichever is higher. Piltel’s EVAP availment, which involved payment of Php3 million, covered the income tax for the taxable year 2003 and the expanded withholding tax for the taxable years 2003 and 2004. Piltel currently expects the BIR to issue an EVAP Certificate of Qualification.

U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies

Effective as at February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In separate orders dated February 7 and 26, 2003, the NTC confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issues a Public Notice that AT&T’s and MCI’s circuits on the U.S.–Philippine route were fully restored. The Order also removed the Philippines from the list of U.S.–international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

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

On May 13, 2004, the U.S. FCC partially dismissed and partially denied applications by Philippine carriers, including PLDT, and certain U.S. carriers for review of the March 10, 2003 Order of the International Bureau of the U.S. FCC. In particular, the U.S. FCC affirmed the March 10, 2003 Order’s finding that “Philippine carriers engaged in collective action to “whipsaw” AT&T and MCI.” The U.S. FCC stated, however, that the findings of the March 10, 2003 Order were not findings under the U.S. anti-trust laws and that the U.S. DOJ independently “investigating the possibility of anticompetitive practices among Philippine carriers under its authority pursuant to U.S. anti-trust laws.” The U.S. FCC also upheld the March 10, 2003 Order in respect of the suspension of payments for termination services to the Philippine carriers pending restoration of the circuits. In addition, the U.S. FCC denied a request to modify the March 10, 2003 Order of the International Bureau of the U.S. FCC to restore the Philippines to the list of U.S.-international routes approved for the provision of ISR. The U.S. FCC stated that it was dismissing this request as moot because of the U.S. FCC’s recently adopted International Settlements Policy Reform Order which eliminated ISR policies.

Although not included in the initial list of countries exempted from the U.S. FCC’s International Settlements Policy, or ISP, the U.S. FCC identified the U.S.–Philippines route as eligible for being removed from the ISP in accordance with its newly established procedures for doing so. Under this procedure, the U.S. FCC asked for public comment on the removal of the Philippines from the ISP. In comments filed in June and July 2004, removal was supported by several Philippine and U.S. carriers, including AT&T and MCI, and was opposed by one U.S. carrier, International Access, Inc. In November 2004, the U.S. FCC exempted a number of additional countries from the ISP, but not the Philippines. Instead, the U.S. FCC stated that it would rule separately regarding the Philippines after reviewing the issues raised by International Access, Inc.

On July 6, 2004, PLDT filed with the U.S. FCC a petition for reconsideration of the U.S. FCC’s May 13, 2004 Order on the grounds that the order should have vacated as moot the International Bureau’s March 10, 2003 Order.

In a decision dated August 15, 2005, the U.S. FCC: (1) denied PLDT’s petition for reconsideration of the May 13, 2004 Order with respect to the finding that PLDT and other Philippine carriers, in raising their rates for termination of international calls from the U.S., “whipsawed” AT&T and MCI; and (2) removed the U.S.-Philippines route from the restrictions of the U.S. FCC’s ISP as applied to the termination of such traffic from the U.S. In so doing, the U.S. FCC also found that separate allegations made by International Access, Inc. against PLDT failed to demonstrate competitive concerns regarding the U.S.-Philippines route that would warrant retaining the restrictions of the ISP.

Investigation by U.S. Department of Justice

In January 2004, PLDT received a grand jury subpoena seeking documents and a PLDT employee was subpoenaed to testify before the grand jury in connection with a criminal investigation being conducted by the U.S. DOJ with respect to alleged anti-trust violations relating to the provision of international termination services in the Philippines. The U.S. DOJ has also requested testimony and documents from Smart in connection with this investigation. Further, in March 2004, PLDT (U.S.) Ltd., a subsidiary of PLDT Global, received a grand jury subpoena seeking documents, in response to which PLDT (U.S.) Ltd. produced documents. In February 2005, two former employees of PLDT (U.S.) Ltd. testified before the grand jury in the U.S. DOJ matter. A PLDT employee was also scheduled to reappear for testimony in February, but his appearance was postponed. On May 11, 2005, the U.S. DOJ informed PLDT’s legal counsel in Washington D.C., Covington & Burling, that the U.S. DOJ has terminated its anti-trust investigation relating to termination rate increases implemented in early 2003 by certain Philippine long distance carriers including PLDT and that no enforcement action will be taken. See Note 25 – Other Matters (e) to the accompanying consolidated financial statements in Item 18.

Dividend Distribution Policy

In 2005 and 2004, PLDT declared cash dividends of Php1,628 million and Php1,529 million, respectively, solely for its preferred shareholders. In addition, on March 1, 2005, PLDT declared a cash dividend at Php14 per common share to holders of record as at March 31, 2005, which was paid on May 12, 2005, constituting the first cash dividend declaration to common shareholders since March 2001. This was followed by cash dividend declarations made by PLDT on its common stock on May 5, 2005 at Php21 per common share to holders of record as at June 3, 2005, which was paid on July 14, 2005, on November 8, 2005, at Php21 per common share to holders of record as of November 28, 2005, which was paid on December 28, 2005, and on February 27, 2006 at Php28 per common share to holders of record as of March 20, 2006, which was paid on April 20, 2006.

Our current policy is to declare and pay dividends taking into consideration the interests of our shareholders as well as our working capital, capital expenditures and debt servicing requirements. Also taken into consideration are our ability to meet loan covenant requirements and the required prior written consents of certain creditors and preferred stockholders (for stock dividends), under certain conditions, in the declaration and payment of dividends as discussed in Note 12 – Interest-bearing Financial Liabilities and Note 15 – Stockholders’ Equity to the accompanying consolidated financial statements in Item 18. The retention of earnings is necessary to meet the funding requirements of our business expansion and development programs. Unappropriated retained earnings of PLDT include undistributed earnings representing accumulated equity in the net earnings of our subsidiaries, which are not available for distribution as dividends until received in the form of dividends from such subsidiaries (see Note 15 – Stockholders’ Equity to the accompanying consolidated financial statements in Item 18). Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT's transfer agent in Manila, which acts as the dividend-disbursing agent, converts the peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar proceeds abroad, net of withholding tax.

Item 9. The Offer and Listing

Common Capital Stock and American Depositary Shares (“ADSs”)

The common shares of PLDT are listed and traded on the PSE. On October 19, 1994, an ADR facility was established, pursuant to which Citibank, N.A., as the depositary, issued ADRs evidencing ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary of PLDT’s ADR facility. The facility was established in accordance with a Common Stock Deposit Agreement dated October 19, 1994, as amended on February 10, 2003 between the Depositary and the holders of the ADRs. The ADSs have been listed and are traded on the New York Stock Exchange, or NYSE, in the United States under the symbol “PHI”.

In 2005, a total of 37.8 million shares of PLDT's common capital stock were traded on the Philippine Stock Exchange. During the same year, the volume of trading was 54.7 million ADSs on the New York Stock Exchange.

As of May 31, 2006, approximately 11,538 stockholders were Philippine persons and held approximately 38% of PLDT’s common capital stock. In addition, as of May 31, 2006, there was a total of over 36 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 398 holders.

High and low sales prices for PLDT’s common shares on the Philippine Stock Exchange and ADSs on the New York Stock Exchange for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	Philippine Stock Exchange		New York Stock Exchange
	High	Low	High	Low
2006
First Quarter	Php1,930.00	Php1,675.00	US$38.09	US$32.20
January	1,860.00	1,730.00	36.07	32.20
February	1,895.00	1,675.00	36.80	33.00
March	1,930.00	1,775.00	38.09	34.40
Second Quarter (through June 28, 2006)	2,295.00	1,700.00	43.99	32.15
April	2,050.00	1,920.00	40.17	37.49
May	2,295.00	1,940.00	43.99	36.28
June (through June 28, 2006)	2,020.00	1,700.00	39.25	32.15
2005	Php1,860.00	Php1,310.00	US$34.35	US$23.50
First Quarter	1,495.00	1,310.00	27.75	23.50
Second Quarter	1,645.00	1,330.00	30.07	24.10
Third Quarter	1,715.00	1,520.00	30.59	27.28
Fourth Quarter	1,860.00	1,630.00	34.35	28.88
December	1,835.00	1,730.00	34.35	31.72
2004	Php1,505.00	Php810.00	US$27.03	US$14.38
First Quarter	1,050.00	810.00	18.60	14.38
Second Quarter	1,165.00	960.00	21.20	16.97
Third Quarter	1,450.00	1,150.00	25.72	20.90
Fourth Quarter	1,505.00	1,215.00	27.03	21.83
2003	990.00	265.00	17.79	4.85
2002	565.00	209.00	11.30	3.85
2001	1,060.00	332.50	20.75	6.55

On October 24, 2005, PLDT issued to JPMorgan, as depositary, and to the holders of the Series III Convertible Preferred Stock a notice of mandatory conversion of all of its outstanding 4,616,200 Series III Convertible Preferred Stock into shares of PLDT common stock, with each share of Series III Convertible Preferred Stock convertible to 1.7129 shares of Common Stock. The Series III Convertible Preferred Stock had been issued in 1994 in connection with a Global Depositary Receipt, or GDR, facility, pursuant to which GDRs evidencing Global Depositary Shares, or GDS, were issued, with each GDS representing one share of Series III Convertible Preferred Stock of PLDT. As of the date of the issuance of the notice of mandatory conversion, the conditions for mandatory conversion under the terms of the Series III Preferred Stock had been satisfied, including: (i) that the average closing price of PLDT’s ADSs for the 30-day period ending seven days prior to the date in which notice of the mandatory conversion was given was above US$29.19; (ii) that there were no dividends in arrears on any shares of the Series III Convertible Preferred Stock; and (iii) that PLDT had sufficient distributable reserves to pay the fixed preferential dividends on the shares of Series III Convertible Preferred Stock, calculated down to and including the mandatory conversion date.

In November 2005, PLDT issued 710,891 shares of PLDT common stock on account of the voluntary conversion of 415,023 shares of Series III Convertible Preferred Stock. On December 19, 2005, the mandatory conversion date, all of the outstanding shares of Series III Convertible Preferred Stock were mandatorily converted into shares of PLDT common stock. A total of 7,907,032 shares of PLDT common stock were issued as a result of the voluntary and mandatory conversions of all the Series III Convertible Preferred Stock.

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

In addition to the foregoing rights, the Corporation Code provides for other stockholders' rights generally. These include:

(a)     Appraisal right or the right of a dissenting stockholder to demand payment of the fair value of his shares of stock in the following instances: (a) in case any amendment to the articles of incorporation has the effect of changing or restricting the rights of any stockholders or class of shares, or of authorizing preferences in any respect superior to those of outstanding shares of any class, or of extending or shortening the term of corporate existence; (b) in case of sale, lease, exchange, transfer, mortgage, pledge or other disposition of all or substantially all of the corporate property and assets of the corporation; (c) in case of merger or consolidation; and (d) in case of investment of funds of the corporation in any other corporation or business or for any purpose other than the primary purpose for which it was organized, except where the investment by the corporation is reasonably necessary to accomplish its primary purpose as stated in its articles of incorporation.

(b)     The right to approve certain corporate acts, such as: (a) election of directors; (b) removal of directors; (c) extension or shortening of the corporate term; (d) increase or decrease of capital stock, and incurring, creating or increasing bonded indebtedness; (e) sale or other disposition of all or substantially all of the corporate assets; (f) investment of corporate funds in any other corporation or business or for any purpose other than the primary purpose for which it was organized except where the investment is reasonably necessary to accomplish its primary purpose as stated in the corporation’s articles of incorporation; (g) declaration of stock dividend; (h) entering into a management contract with another corporation; (i) plan of merger or consolidation; and (j) voluntary dissolution of the corporation by shortening the corporate term.

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

Philippine law does not require transfers of Common Stock to be effected on the PSE, but any off-exchange transfers will subject the transferor to a capital gains tax that may be significantly greater than the stock transfer tax applicable to transfers effected on the PSE. All transfers of shares of Common Stock on the PSE must be effected through a licensed broker in the Philippines.

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

PLDT has entered into certain loan and credit agreements, which restrict the declaration and payment of dividends by PLDT. In particular, under certain loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 0.90:1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates. For the year 2001, PLDT declared cash dividends on outstanding shares of Common Stock in the amount of approximately Php202 million. On March 1, 2005, PLDT declared a cash dividend at Php14 per common share to holders of record as at March 31, 2005, which was paid on May 12, 2005, constituting the first cash dividend declaration to common shareholders since March 2001. This was followed by cash dividend declarations made by PLDT on its common stock on May 5, 2005 at Php21 per common share to holders of record as at June 3, 2005, which was paid on July 14, 2005, and on February 27, 2006 at Php28 per common share to holders of record as of March 20, 2006, which was paid on April 20, 2006.

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

Issued and Outstanding Preferred Stock

The series of Preferred Stock and the number of shares issued and outstanding under each series as at
May 31, 2006 are as follows:

Series	No. of Shares
Series A to FF 10% Cumulative Convertible	406,961,650
Series IV Cumulative Non-Convertible Redeemable	36,000,000
Series V Cumulative Convertible Redeemable	52,478
Series VI Cumulative Convertible Redeemable	3,588,105
Series VII Cumulative Convertible Redeemable	3,842,000

The Series A to FF 10% Cumulative Convertible Preferred Stock are entitled to receive cumulative dividends at the rate of 10% per annum; redeemable at the option of PLDT, at par value plus accrued dividends, five years after the year of issuance; convertible to shares of Common Stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of the Common Stock at the PSE over a period of 30 consecutive trading days before the conversion date; and entitled to be paid an amount equal to the par value of the shares plus accrued and unpaid dividends thereon to the date fixed for such payment in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the affairs of the corporation.

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

As at December 31, 2005, 2,480,553 shares of Series V Convertible Preferred Stock and 896,190 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. As at December 31, 2005, 240,887 shares of Series V, 4,398,914 shares of Series VI and 3,842,000 shares of Series VII Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at December 31, 2005 was Php15,890 million, of which Php8,844 million is puttable on June 4, 2008 and Php7,046 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stocks were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying shares of common stock was Php15,564 million, based on the market price of PLDT common shares of Php1,835 per share as at December 31, 2005.

Change in Control

Article V, Section 1 of PLDT's Amended By-Laws may have the effect of preventing a change in control of PLDT. This section provides that any person who is engaged in any business that competes with or is antagonistic to that of PLDT or its subsidiaries is ineligible for nomination or election to the Board of Directors.

Under the Cooperation Agreement, each of NTT Communications, DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, it shall cast its vote as a PLDT shareholder in support of any resolution proposed by the PLDT board of directors for the purpose of safeguarding PLDT from any Hostile Transferee. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Cooperation Agreement with the FP Parties, NTT Communications and DoCoMo”.

Material Contracts

We have entered into the following contract within the two years preceding the date of this annual report which is or may be material:

The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and DoCoMo.

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

Cash dividends on PLDT's stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which are paid in U.S. dollars and on the Series VII Convertible Preferred Stock, which are paid in Japanese yen. PLDT’s Transfer Agent and Dividend Paying Agent for its Series VI and VII Convertible Preferred Stock, Hongkong and Shanghai Banking Corporation, converts and remits in the particular foreign currency, at the prevailing exchange rate, cash dividends due to holders of the Series VI and VII Convertible Preferred Stock. PLDT's Transfer Agent for its common stock, The Hongkong and Shanghai Banking Corporation, (which also acts as dividend paying agent) converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2005, approximately 86% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 14 – Preferred Stock Subject to Mandatory Redemption and Note 15 – Stockholders’ Equity to the accompanying consolidated financial statements in Item 18.

Principal of and interest on PLDT's 9.25% Notes due 2006, 7.85% Notes due 2007, 8.35% Notes due 2017, 10.5% Notes due 2009, 10.625% Notes due 2007 and 11.375% Notes due 2012 are payable in U.S. dollars which may be purchased from the local banking system either pursuant to the registration of such Notes with the BSP or otherwise pursuant to specific BSP approval of such payment. Such principal and interest may also be paid utilizing PLDT's own dollar resources without necessity of BSP approval. The BSP, with the approval of the President of the Philippines, may, however, restrict the availability of foreign exchange during an exchange crisis, when an exchange crisis is imminent, or in times of national emergency.

Taxation

The following is a description of the material Philippine and United States federal income tax consequences to United States Holders (as defined below) of owning shares of Common Stock and ADSs. It applies to you only if you hold your Common Stock or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of PLDT’s voting stock, a person that holds Common Stock or ADSs as part of a straddle or a hedging or conversion transaction, or a United States Holder (as defined below) whose functional currency is not the U.S. dollar.

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

You are a United States Holder if you are a beneficial owner of Common Stock or ADSs and you are a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In general, taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

This discussion addresses only United States federal income taxation and Philippine income taxation, estate and donor’s taxation, stock transaction taxation and documentary stamp taxes.

Philippine Taxation

Taxes on Exchange of ADSs for Common Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of Common Stock to a holder of ADRs to a holder of GDRs. See “Capital Gains Tax and Stock Transaction Tax” and “Documentary Stamp Taxes.”

Taxation of Dividends

Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%. Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax. Dividends paid to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines by Philippine corporations shall be subject to a final withholding tax of 15%, subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either
(i) allows a credit against the tax due from the non-resident non-Philippine corporation taxes deemed to have been paid in the Philippines equivalent to 20% effective November 1, 2005 (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 35% effective November 1, 2005 and the 15% tax on dividends) (this condition is not satisfied in the case of corporations domiciled in the United States if such corporations own less than 10% of the voting stock of PLDT) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States). If neither of the foregoing conditions are met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax rate of 35% effective November 1, 2005. Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within clause (ii) and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the 15% rate. Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

If the holder of Common Stock is a non-resident foreign partnership, which is treated as a corporation for Philippine tax purposes, dividends on the Common Stock should be subject to a final withholding tax of 35% effective November 1, 2005. Cede & Co., the partnership nominee of Depository Trust Company (“DTC”), should qualify as a non-resident foreign partnership that would be treated as a corporation for Philippine tax purposes.

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

Shares of stock of a deceased shareholder or shares that have been donated may not be transferred on the books of the corporation without a certificate from the Philippine Commissioner of Internal Revenue that the applicable estate or donor's taxes have been paid. In the case of ADRs, however, there is no corresponding requirement, unless a transfer of the ADRs would also entail a change in the registration of the underlying shares.

United States Federal Taxation

For United States federal income tax purposes, United States Holders of ADRs will be treated as the owners of the underlying shares of Common Stock. Deposits and withdrawals by United States Holders of shares of Common Stock in exchange for ADRs will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a United States Holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate United States Holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that, in the case of Common Stock or ADSs, you hold the Common Stock or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the Common Stock or ADSs generally will be qualified dividend income.

You must include any Philippine tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of Common Stock, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a United States Holder will be the U.S. dollar value of the Philippine peso payments made, determined at the spot Philippine peso/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Common Stock or ADSs and thereafter as capital gain.

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

Sale or Other Disposition of Equity Securities

A United States Holder will recognize capital gain or loss upon the sale of Common Stock or ADSs in an amount equal to the difference between such United States Holder's basis in the Common Stock or ADSs and the amount realized upon the sale. Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the Common Stock or ADSs have been held for more than one year. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning on or after May 6, 2003 and before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held for more than one year. Generally, any such gain or loss will be treated as realized income or loss from sources within the United States for foreign tax credit limitation purposes. United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax. See “— Philippine Taxation — Capital Gains Tax and Stock Transaction Tax.”

The U.S. Tax Code does not authorize a comparable credit for foreign gift or donor's taxes such as those imposed by the Philippines. See “— Philippine Taxation — Estate and Donor's Taxes.”

Passive Foreign Investment Company Rules

We believe that the Common Stock or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless the Common Stock or ADSs are “marketable stock” and a United States Holder elects to be taxed annually on a mark-to-market basis with respect to the Common Stock or ADSs, gain realized on the sale or other disposition of your Common Stock or ADSs would in general not be treated as capital gain. Instead, if you are a United States Holder, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the Common Stock or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Documents on Display

We are subject to the informational requirements of the Exchange Act, and file reports and other information with the Commission, as required by this act. Reports and other information filed by us with the Commission may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Copies of this material may be obtained by mail from the public reference section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the American Depositary Shares representing our Common Stock are listed.

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

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

As at December 31, 2005, the Philippine peso had appreciated by 6% against the U.S. dollar to Php53.062 to US$1.00 from Php56.341 to US$1.00 as at December 31, 2004. As at December 31, 2004, on the other hand, the peso depreciated by 1% to Php56.341 to US$1.00 from Php55.586 to US$1.00 as at December 31, 2003. As at December 31, 2005, the Philippine peso had appreciated by 18% against the Japanese yen to Php0.4504 to JP¥1 from Php0.5495 to JP¥1 as at December 31, 2004. On the other hand, as at December 31, 2004, the peso depreciated by 6% to Php0.5495 to JP¥1 from Php0.5193 to JP¥1 as at December 31, 2003. As such, we recognized foreign exchange gains of Php8,196 million in 2005 as compared to foreign exchange losses of Php2,776 million recorded in 2004.

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as at December 31, 2005 and 2004:

	2005		2004
	U.S. Dollar	Php Equivalent(1)	U.S. Dollar	Php Equivalent(2)
	(in millions)
Current Financial Assets
Cash and cash equivalents	US$244	Php12,957	US$248	Php13,902
Short-term investments	55	2,934	73	4,090
Trade and other receivables	139	7,371	146	8,229
Derivative assets	1	37	6	335
Total current financial assets	439	23,299	473	26,556

Noncurrent Financial Assets
Derivative assets	50	2,648	73	4,116
Notes receivable	6	346	5	286
Total noncurrent financial assets	56	2,994	78	4,402
Total Financial Assets	US$495	Php26,293	US$551	Php30,958

Current Financial Liabilities
Accounts payable	US$42	Php2,227	US$32	Php1,754
Accrued expenses and other current liabilities	68	3,587	82	4,599
Derivative liabilities	3	192	10	473
Interest-bearing financial liabilities	337	17,867	483	27,195
Total current financial liabilities	450	23,873	607	34,021
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,738	92,218	2,292	129,108
Derivative liabilities	109	5,777	105	6,930
Preferred stock subject to mandatory redemption	221	11,702	222	12,512
Total noncurrent financial liabilities	2,068	109,697	2,619	148,550
Total Financial Liabilities	US$2,518	Php133,570	US$3,226	Php182,571

(1) The exchange rate used was Php53.062 to US$1.00.

(2) The exchange rate used was Php56.341 to US$1.00.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at December 31, 2005, approximately 98% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Of our foreign currency-denominated debts 3% are in Japanese yen, and the balance in U.S. dollars. Thus, a weakening of the Philippine peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 53% of our consolidated debts, or 44% net of our U.S. dollar cash balances as at December 31, 2005), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the Philippine peso against the U.S. dollar drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants” above and Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, combination of currency option contracts, and fixed to floating coupon only swap agreements. Accounted as either cash flow hedges or transactions not designated as hedges, changes in the fair value of these instruments are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings or directly to income for the period. As at December 31, 2005, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts and currency option contracts amounted to US$220 million and JP¥1,282 million; US$550 million; and US$175 million, respectively. Smart has no outstanding forward foreign exchange contracts as at December 31, 2005.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

The table below sets out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk for the years ended December 31, 2005 and 2004. Financial instruments that are not subject to interest rate risk were not included in the table:

Year Ended December 31, 2005

					Over 5	In U.S.		Fair Value
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php
						(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	115	159	–	175	549	998	52,980	58,780
Interest rate	9.25%	7.85% to 10.625%	–	10.50%	8.35% and 11.375%	–	–	–
US$ Fixed Loans (in millions)	64	45	31	22	280	442	23,451	17,350
Interest rate	4.49% to 7.75%	4.49% to 7.58%	4. 49% to 7.58%	4.49% to 5.65%	2.25%	–	–	–
Japanese Yen (in millions)	23	24	12	–	–	59	3,139	3,158
Interest rate	2.125%	2.125%	2.125%	–	–	–	–	–
Philippine Peso (in millions)	15		–	15	–	30	1,580	1,795
Interest rate	15.816% to 24%		–	15.0%	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	129	143	79	117	94	562	29,806	29,806
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	0.05% to 3.625% over LIBOR	.05% to 2.5% over LIBOR	1% over LIBOR	–	–	–
Japanese Yen (in millions)	5	5	3	–	–	13	709	709
Interest rate	1.70% over LIBOR	1.70% over LIBOR	1.70% over LIBOR	–	–	–	–	–
Philippine Peso (in millions)	3	–	–	2	7	12	648	648
Interest rate	1% over 91-day T-bill rate; 90-day PHIBOR + 3%	–	–	1% over 91-day T-bill rate	1% over 91-day T-bill rate	–	–	–
						2,116	112,313	112,246

Interest rate swap (fixed to floating)
U.S. Dollar (US$125 million)	–	–	–	–	–	(30)	(1,569)	(1,569)
Japanese Yen (JPY15,037 million)	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR			–

Year Ended December 31, 2004

				Over 5		In U.S.		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	years	Dollar	In Php	In Php
						(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	110	130	272	175	549	1,236	69,652	73,662
Interest rate	9.875%	9.250%	7.85% to 10.625%	10.5%	8.35% to 11.375%	–	–	–
US$ Fixed Loans (in millions)	125	93	51	58	280	607	34,190	32,452
Interest rate	4.49% to 8.03%	4.49% to 7.95%	4.49% to 7.95%	4.49% to 7.58%	2.25%	–	–	–
Japanese Yen (in millions)	27	27	27	14	–	95	5,363	5,414
Interest rate	2.125%	2.125%	2.125%	2.125%	–	–	–	–
Philippine Peso (in millions)	14	14		–	14	42	2,371	2,537
Interest rate	11.18% to 24%	11.6% to 24%		–	15%	–	–	–
Variable Rate
U.S. Dollar (in millions)	212	213	139	117	132	813	45,832	45,832
Interest rate	GOVCO’s Cost + 0.20%; 0.15% to 4.3% over LIBOR	GOVCO’s Cost + 0.20%; 0.15% to 4.3% over LIBOR	GOVCO’s Cost + 0.20%; 0.15% to 4.3% over LIBOR	0.15% to 4.3% over LIBOR	0.5% to 2.5% over LIBOR	–	–	–
Japanese Yen (in millions)	6	6	6	4	–	22	1,212	1,212
Interest rate	1.7% over JPY LIBOR	1.7% over JPY LIBOR	1.7% over JPY LIBOR	1.7% over JPY LIBOR	–	–	–	–
Philippine Peso (in millions)	2	2	1	2	7	14	777	777
Interest rate	1% to 4% over 91-T-bill rate; 90-day PHIBOR + 3%	1% over 91-day T-bill rate; 90-day PHIBOR + 3%	1% over 91-day T-bill rate; 90-day PHIBOR + 3%	1% over 91-day T-bill rate; 90-day PHIBOR + 3%	1% over 91-day T-bill rate	–	–	–
						2,829	159,397	161,886

Interest rate swap (fixed to floating)
U.S. Dollar (US$125 million)	–	–	–	–	–	(62)	(3,468)	(3,468)
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Piltel has experienced significant financial difficulties in recent years. It has restructured substantially all of its debts in accordance with its debt restructuring plan, which was signed on June 4, 2001. In June and October 2002, more creditors of Piltel agreed to participate in its restructuring plan on the same terms. As at December 31, 2005, total restructured long-term debt of Piltel amounted to Php6,787 million, with maturities of up to June 14, 2016. As at December 31, 2005, Piltel had an aggregate principal amount of Php49 million of unrestructured debt.

As at December 31, 2005, Piltel is not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders). Accordingly, the amount was presented as part of current portion of interest-bearing financial liabilities. See Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

The Series C, Class I Preferred Stock of Piltel, is entitled to annual cumulative cash dividends of Php0.20 per share (10% on the par value per share). Piltel is in arrears with payments of dividends with respect to the Series C, Class I Preferred Stock in the amount of Php1 million for the years ended December 31, 2005, 2004, 2003 and 2002. As at the date of this annual report on Form 20-F, the total arrearage with respect to the Series C, Class I Preferred Stock of Piltel amounted to approximately Php6 million.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2005. Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2005.

During 2005, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that currently none of the members of the Audit Committee is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. However, our board of directors believes that the audit committee members along with its advisors, possess sufficient financial knowledge and experience. Our board of directors has appointed one of our non-independent directors, Ms. Corazon de la Paz, as Audit Committee advisor to render advice on complex financial reporting or accounting issues that may be raised in our Audit Committee’s evaluation of our financial statements and other related matters. Formerly the Chairman and a Senior Partner of Joaquin Cunanan & Company (a member firm of PricewaterhouseCoopers Worldwide), Ms. Corazon de la Paz, is a certified public accountant and possesses in depth knowledge of accounting principles (including U.S. GAAP), internal controls and procedures for financial reporting and audit committee functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

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

We have summarized in our website the differences between our corporate government practices and those required of U.S. listed companies under NYSE Section 303A.11. Please refer to:

http://www.pldt.com.ph/download/pldt-corpgov_manual.pdf OR
http://www.pldt.com.ph/cgov/downloads/pldt-corpgov_manual.pdf

http://www.pldt.com.ph/download/pldt-code_ethics.pdf OR http://www.pldt.com.ph/cgov/downloads/Code%20of%20Ethics(BD_APPRVD)-03.30,04

http://www.pldt.com.ph/download/pldt-disclosure.pdf OR
http://www.pldt.com.ph/cgov/downloads/NYSE-PLDT_CG-DISC-07.01.pdf

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

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid for services billed by our external auditors for the fiscal years ended December 31, 2005 and 2004:

	2005	2004
	(in millions)

Audit Fees	Php38.1	Php29.4
Tax Fees	1.0	5.3
All Other Fees	10.5	4.3
Total	Php49.6	Php39.0

Audit Fees. This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax Services. This category includes tax compliance, tax advice and tax planning services performed by our independent auditors.

All Other Fees. This category consists primarily of fees for consultation with respect to our IAS adoption, Sarbanes-Oxley Act 404 compliance initiatives, risk management review in respect of Smart’s information infrastructure and due diligence review for certain projects.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

See Item 18 above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

1(a).	Articles of Incorporation (incorporated by reference to PLDT's Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1(b).	By-Laws (as amended on June 28, 2005)

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
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal
Services Head and Corporate Secretary

Date: June 29, 2006

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Articles of Incorporation (incorporated by reference to PLDT's Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1(b)	By-Laws (as amended on June 28, 2005)

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

4(c)

Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between Piltel, Piltel (Cayman) Limited, PLDT, The Chase Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT's Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(d)

The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and DoCoMo (incorporated by reference to Schedule 13D/A (Amendment No.2) filed with the United States Securities and Exchange Commission by Nippon Telegraph and Telephone Corporation and NTT Communications Corporation on January 31, 2006)

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

EXHIBIT 1(b)

Adopted January

Amended April

Amended January

Amended April

Amended April

Amended July

Amended May

Amended January

Amended July

Amended January

Amended January

Amended June

Amended July

Amended April

Amended January

Amended March

Amended February

Amended February

Amended March

Amended February

Amended January

Amended June

10, 26, 05, 16, 15, 26, 08, 27, 25, 10, 30, 25, 11, 18, 25, 29, 24, 29, 29, 26, 25, 28,	1938 1939 1940 1947 1953 1955 1962 1964 1966 1968 1968 1968 1969 1979 1983 1983 1998 2000 2001 2003 2005 2005

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

(*Amended on May 8, 1962, January 10, 1968 and March 29, 2001)

* Section 4. The corporation will not speculate in its own or constituent companies’ securities, or permit similar speculations by any of its constituent companies.

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

(*Amended on April 26, 1969, January 27, 1964,

April 18, 1979 and January 25, 1983)

ARTICLE VIII

SECRETARY AND ASSISTANT SECRETARY

* Section 1. The Secretary shall make full and faithful record of the proceedings of all meetings of the stockholders, Board of Directors and Executive Committee in books to be kept for that purpose. He shall give or cause to be given all necessary notice of and materials for all meetings, have custody of the corporate seal and affix it when authorized, preserve and keep all material contracts, papers and documents, and keep or cause to be kept a list of all stockholders. The Secretary shall act as inspector at the election of Directors and, as such, determine the number of shares of stock outstanding and entitled to vote, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and receive votes, ballots and consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots, consents, determine the results and do such acts as are proper to conduct the election or vote. The Secretary may assign the exercise or performance of any or all of the foregoing duties, powers and functions to any other person or persons, subject always to his supervision and control. The Secretary shall generally perform such services and duties as are incident to his office and as the Board of Directors or the President may, from time to time, prescribe or assign to him.

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

(*Amended on March 29, 2001)

* Section 2. In the absence or disability of the Treasurer, the Assistant Treasurer shall act in his place and perform his duties. The Assistant Treasurer shall also perform such other duties as may, from time to time, be delegated to him by the Treasurer and as the Board of Directors or the President may prescribe or assign to him.

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

(*New provision adopted on March 29, 2001)

*ARTICLE XI

INDEPENDENT AUDITOR

* Section 1. The Audit Committee constituted by the Board of Directors shall be directly responsible for the appointment, compensation, retention, removal or termination of engagement and oversight of the Independent Auditor, including resolving disagreements between management and the Independent Auditor regarding financial reporting and approving all audit engagement fees and terms.

(Amended on June 28, 2005)

* Section 2. At the regular meeting of the Audit Committee immediately preceding the annual meeting of the stockholders of the corporation, the Audit Committee shall appoint the Independent Auditor. In case of resignation, removal or termination of engagement of the Independent Auditor, the Audit Committee shall, as soon as practicable, select and appoint a replacement.

(*New provision adopted on June 28, 2005)

* Section 3. The Independent Auditor or the lead, engagement or coordinating audit partner having the primary responsibility for the audit or reviewing the audit of the corporation’s financial accounts shall be rotated after five (5) years of service (with time of service counted from January 1, 2003) for a time out period of at least five (5) years.

(*New provision adopted on June 28, 2005)

* Section 4. The Independent Auditor shall report directly to the Audit Committee.

(*New provision adopted on June 28, 2005)

ARTICLE XII

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

(*Amended on March 29, 2001 and January 25, 2005)

ARTICLE XIII

FISCAL YEAR

* Section 1. The fiscal year in the business of the corporation shall be the calendar year, extending from January first to December thirty-first inclusive, in each year.

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

ARTICLE XV

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

EXHIBIT 6

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Computation of Operating Income and Earnings Per Share

For the years 2001 through 2005

	2005	2005(1)	2004	2003	2002	2001
	(in millions, except net operating income (loss) per common share)
1. Operating income (loss) per share
Basic
Operating income (loss)	Php48,514	US$914	Php48,539	Php33,379	Php12,029	(Php7,994)
Deduct: Dividends on preferred stock	1,677	32	1,764	1,739	1,645	1,503
Accretion of redemption value of preferred stock subject to mandatory conversion	1,443	27	1,503	1,309	1,004	542
Operating income (loss) applicable to common shareholders	Php45,394	US$855	Php45,272	Php30,331	Php9,380	(Php10,039)
Diluted
Operating income (loss)	Php48,514	US$914	Php48,539	Php33,379	Php12,029	(Php7,994)
Deduct: Dividends on preferred stock	70	1	49	49	1,036	1,503
Accretion of redemption value of preferred stock subject to mandatory conversion	1,746	33	–	1,309	1,004	542
Operating income (loss) applicable to common shareholders	Php46,698	US$880	Php48,490	Php32,021	Php9,989	(Php10,039)
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	170,214		169,476	169,361	168,895	168,498
Effect of issuance of common shares during the year	1,855		252	52	200	162
	172,069		169,728	169,413	169,095	168,660
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	170,214		169,476	169,361	168,895	168,498
Effect of issuance of common shares during the year	1,855		252	52	200	162
Weighted average number of shares under ESOP during the year(3)	94		155	–	–	–
Common share equivalent of preferred shares deemed dilutive	10,858		22,381	24,222	22,160	–
	183,021		192,264	193,635	191,255	168,660

Operating income (loss) per share
Basic	Php263.81	US$4.97	Php266.73	Php179.04	Php55.47	(Php59.52)
Diluted	255.15	4.81	252.20	165.37	52.23	(59.52)

	(in millions, except earnings per common share)
2. Earnings per share(2)
Basic
Net income (loss) after cumulative effect of change in accounting policy	Php40,603	US$765	Php28,101	Php11,045	(Php6,158)	(Php27,782)
Deduct: Dividends on preferred stock	1,677	32	1,764	1,739	1,645	1,503
Accretion to redemption value of preferred stock subject to mandatory conversion	1,443	27	1,503	1,309	1,004	542
Net income (loss) attributable to common shareholders	Php37,483	US$706	Php24,834	Php7,997	(Php8,807)	(Php29,827)
Diluted
Net income (loss) after cumulative effect of change in accounting policy	Php40,603	US$765	Php28,101	Php11,045	(Php6,158)	(Php27,782)
Deduct: Dividends on preferred stock	70	1	285	1,485	1,645	1,503
Accretion to redemption value of preferred stock subject to mandatory conversion	1,746	33	1,503	1,309	1,004	542
Net income (loss) applicable to common shareholders	Php38,787	US$731	Php26,313	Php8,251	(Php8,807)	(Php29,827)
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	170,214		169,476	169,361	168,895	168,498
Effect of issuance of common shares during the year	1,855		252	52	200	162
	172,069		169,728	169,413	169,095	168,660
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	170,214		169,476	169,361	168,895	168,498
Effect of issuance of common shares during the year	1,855		252	52	200	162
Weighted average number of shares under ESOP during the year(3)	94		155	–	–	–
Common share equivalent of preferred shares deemed dilutive:	10,858		11,213	11,069	–	–
	183,021		181,096	180,482	169,095	168,660
Earnings per share(2)
Basic	Php217.84	Php4.11	Php146.32	Php47.20	(Php52.08)	(Php176.85)
Diluted	211.93	3.99	145.30	45.72	(52.08)	(176.85)

(1) The PLDT Group maintains its accounts in Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2005 has been translated into U.S. dollars at the exchange rate of Php53.062 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2005.

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

EXHIBIT 7

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Calculation of Ratio of Earnings to Fixed Charges

For the years 2001 through 2005

	2005	2005(1)	2004	2003	2002	2001
	(in millions, except ratio of earnings (loss) to fixed charges)

Earnings (a)	Php57,668	US$1,087	Php49,155	Php24,168	Php11,320	(Php13,117)
Fixed charges – (b)
Fixed charges excluding amortization of capitalized interest	Php10,759	US$203	Php12,805	Php12,747	Php14,177	Php15,839
Capitalized interest, net of amortization	(635)	(12)	(915)	(714)	(394)	1,170
	Php10,124	US$191	Php11,890	Php12,033	Php13,783	Php17,009
Ratio (a/b) (2)	5.7	5.7	4.1	2.0	–	–

_____________

(1)     PLDT maintains its accounts in Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2005 has been translated into U.S. dollars at the exchange rate of Php53.062 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2005.

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

Due to PLDT’s net losses in 2002 and 2001, the coverage ratio on a consolidated basis was less than 1.0x in all of these two years. In order to achieve a coverage ratio of 1.0x, we would have had to generate additional consolidated earnings of Php2,463 million and Php30,126 million for the two years ended December 31, 2002 and 2001, respectively.

EXHIBIT 8

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Principal Activity	Percentage of Ownership (As at December 31, 2005)

Wireless
Smart Communications, Inc. and subsidiaries	Philippines	Cellular mobile and telecommunications services	100.0

Telesat, Inc.	Philippines	Satellite communications services	94.4

ACeS Philippines Cellular Satellite Corporation	Philippines	Satellite phone services	100.0

Mabuhay Satellite Corporation (formerly Mabuhay Phiilippines Satellite Corporation)	Philippines	Satellite communications services	67.0

Fixed Line
PLDT Clark Telecom, Inc.	Philippines	Telecommunications services	100.0

Subic Telecommunications Company, Inc.	Philippines	Telecommunications services	100.0

Smart-NTT Multimedia, Inc.	Philippines	Data and network services	100.0

PLDT Global and subsidiaries	British Virgin Islands	Telecommunications services	100.0

PLDT-Maratel, Inc. (formerly Maranao Telephone Company, Inc.)	Philippines	Telecommunications services	97.5

Bonifacio Communications Corporation	Philippines	Telecommunications, infrastructure and related value-added services	75.0

Information and Communications Technology
ePLDT, Inc. and subsidiaries	Philippines	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0

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

Date: June 29, 2006

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

Date: June 29, 2006

/s/ Anabelle L. Chua
Anabelle L. Chua Senior Vice President and Treasurer (Principal Financial Officer)

Exhibit 13.1

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, I, Napoleon L. Nazareno, President and Chief Executive Officer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.

Date: June 29, 2006

/s/ Napoleon L. Nazareno
Napoleon L. Nazareno President and Chief Executive Officer
(Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 13.2

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, I, Anabelle L. Chua, Senior Vice President and Treasurer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.

Date: June 29, 2006

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders of

Philippine Long Distance Telephone Company

We have audited the accompanying consolidated balance sheets of Philippine Long Distance Telephone Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Philippine Long Distance Telephone Company and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with United States generally accepted accounting principles.

/s/ Sycip Gorres Velayo & Co.

Makati City, Philippines

June 13, 2006

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

(in million pesos, except par value and share amounts)

	2005	2004
ASSETS
Current Assets
Cash and cash equivalents (Notes 4 and 23)	30,064	27,321
Short-term investments (Note 23)	2,746	3,873
Trade and other receivables - net (Notes 5 and 23)	7,113	7,524
Inventories and supplies - net (Note 6)	1,548	2,140
Deferred income tax assets - net (Note 19)	9,866	10,331
Derivative assets (Note 23)	37	335
Prepaid expenses	5,259	3,422
Other current assets	1,628	1,972
Total Current Assets	58,261	56,918
Noncurrent Assets
Property, plant and equipment - net (Note 7)	173,007	186,095
Investments - net (Note 8)	361	294
Investments-available-for-sale (Note 23)	109	104
Goodwill and other intangible assets - net (Note 9)	16,875	16,561
Deferred income tax assets - net (Note 19)	13,583	9,696
Derivative assets (Note 23)	2,648	4,116
Other noncurrent assets - net (Note 10)	4,376	5,257
Total Noncurrent Assets	210,959	222,123
	269,220	279,041
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable (Note 23)	15,482	8,987
Accrued expenses and other current liabilities (Notes 11, 16 and 23) (Due to related parties amounted to Php1,156 in 2005 and Php3,270 in 2004)	15,986	14,763
Unearned revenues	3,125	3,218
Derivative liabilities (Note 23)	192	473
Current portion of interest-bearing financial liabilities (Notes 7, 12, 21 and 23)	19,513	28,503
Dividends payable (Notes 20 and 23)	746	652
Income tax payable (Note 19)	2,080	1,976
Total Current Liabilities	57,124	58,572
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 7, 12, 21 and 23)	93,897	131,978
Derivative liabilities (Note 23)	5,777	6,930
Deferred income tax liabilities (Note 19)	44	–
Pension and other employee benefits (Note 17)	3,943	2,669
Customers’ deposits	2,214	2,174
Remaining excess of debt forgiven over value of consideration given - net (Notes 12 and 14)	5,071	5,834
Deferred credits and other noncurrent liabilities (Notes 13 and 21)	8,421	6,988
Total Noncurrent Liabilities	119,367	156,573
Minority Interest in Consolidated Subsidiaries	1,130	861
Preferred Stock Subject to Mandatory Redemption (Notes 14 and 23)	12,004	14,956
Stockholders’ Equity (Notes 15 and 20)
Preferred stock, Php10 par value, authorized - 822,500,000 shares:
Series A to EE (issued and outstanding - 407,343,035 shares in 2005 and 409,065,857 shares in 2004)	4,073	4,091
Series III (issued and outstanding - 4,616,200 shares in 2004)	–	46
Series IV (issued and outstanding - 36,000,000 shares)	360	360
Common stock, Php5 par value, authorized - 234,000,000 shares; issued and outstanding - 180,789,003 shares in 2005 and 170,213,722 shares in 2004	904	851
Capital in excess of par value	78,873	75,396
Accumulated deficit (Note 20)	(5,288)	(33,197)
Accumulated other comprehensive income	673	532
Total Stockholders’ Equity	79,595	48,079
	269,220	279,041

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(in million pesos, except per share amounts)

	2005	2004	2003
OPERATING REVENUES (Notes 17, 18 and 24)
Service revenues	120,348	114,904	100,486
Non-service revenues	2,987	6,269	10,714
	123,335	121,173	111,200
OPERATING EXPENSES (Note 18)
Depreciation and amortization (Notes 7 and 24)	27,855	20,098	21,812
Compensation and employee benefits (Notes 17 and 18)	13,852	12,016	13,185
Repairs and maintenance (Note 16) (Total transactions with related parties amounted to Php640, Php111 and Php68 in 2005, 2004 and 2003, respectively)	6,705	5,671	4,931
Cost of computers, cellular handsets and SIM-packs sold	5,880	10,599	15,790
Selling and promotions (Note 16) (Total transactions with related parties amounted to Php29, Php32 and Php26 in 2005, 2004 and 2003, respectively)	5,068	5,708	4,394
Taxes and licenses (Note 22)	2,516	2,055	2,147
Professional and other contracted services (Note 16) (Total transactions with related parties amounted to Php147, Php694 and Php616 in 2005, 2004 and 2003, respectively)	2,432	2,187	1,176
Provision for doubtful accounts (Notes 5 and 24)	2,251	3,955	4,092
Rent (Note 16) (Total transactions with related parties amounted to Php8, Php6 and Php7 in 2005, 2004 and 2003, respectively)	2,086	2,160	2,166
Insurance and security services (Note 16) (Total transactions with related parties amounted to Php467, Php534 and Php581 in 2005, 2004 and 2003, respectively)	1,523	1,644	1,528
Communication, training and travel	1,465	1,310	1,565
Cost of satellite air time (All are transactions with related parties) (Notes 16 and 21)	1,008	1,299	1,919
Provision for inventory obsolescence (Notes 6 and 24)	479	577	251
Amortization of intangible assets (Note 9)	204	93	766
Asset impairment (Notes 7, 8, 18 and 24)	11	1,412	675
Other operating expenses	1,486	1,850	1,424
	74,821	72,634	77,821
OPERATING INCOME	48,514	48,539	33,379
FINANCING COSTS (Notes 18 and 24)	(3,423)	(16,233)	(23,152)
INTEREST INCOME (Note 24)	1,457	942	513
EQUITY SHARE IN NET INCOME (LOSSES) OF ASSOCIATES	7	(74)	(88)
LOSS ON DERIVATIVE TRANSACTIONS – net (Note 23)	(1,801)	(864)	(1,631)
OTHER INCOME - net (Note 18)	1,016	2,530	799
INCOME BEFORE INCOME TAX, CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY AND MINORITY INTEREST IN NET LOSS (INCOME) OF CONSOLIDATED SUBSIDIARIES	45,770	34,840	9,820
BENEFIT FROM (PROVISION FOR) INCOME TAX (Notes 19 and 24)	(4,849)	(6,826)	1,400
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY AND MINORITY INTEREST IN NET LOSS (INCOME) OF CONSOLIDATED SUBSIDIARIES	40,921	28,014	11,220
CUMULATIVE EFFECT ON PRIOR YEARS (UP TO DECEMBER 31, 2002) OF ADOPTING SFAS 143, “ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS” - net of tax effect (Note 3)	–	–	(61)
INCOME BEFORE MINORITY INTEREST IN NET LOSS (INCOME) OF CONSOLIDATED SUBSIDIARIES	40,921	28,014	11,159
MINORITY INTEREST IN NET LOSS (INCOME) OF CONSOLIDATED SUBSIDIARIES	(318)	87	(114)
NET INCOME	40,603	28,101	11,045
DIVIDENDS AND ACCRETION OF PREFERRED STOCK (Note 20)	(3,120)	(3,267)	(3,048)
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS (Note 20)	37,483	24,834	7,997
Earnings Per Common Share (Note 20)
Basic earnings per common share before cumulative effect of change in accounting policy	217.84	146.32	47.56
Cumulative effect of change in accounting policy	–	–	(0.36)
Basic earnings per common share	217.84	146.32	47.20
Diluted earnings per common share before cumulative effect of change in accounting policy	211.93	145.30	46.06
Cumulative effect of change in accounting policy	–	–	(0.34)
Diluted earnings per common share	211.93	145.30	45.72

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(in million pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balances as at January 1, 2003	4,474	847	74,324	(66,016)	2,784	16,413
Comprehensive income:
Net income for the year	–	–	–	11,045	–	11,045
Translation gains	–	–	–	–	120	120
Net comprehensive income	–	–	–	11,045	120	11,165
Cash dividends (Note 20)	–	–	–	(1,751)	–	(1,751)
Accretion to redemption value of preferred stock subject to mandatory redemption (Note 20)	–	–	–	(1,309)	–	(1,309)
Issuance of capital stock – net (Note 15)	31	–	196	–	–	227
Balances as at December 31, 2003	4,505	847	74,520	(58,031)	2,904	24,745
Comprehensive income (loss):
Net income for the year	–	–	–	28,101	–	28,101
Translation losses	–	–	–	–	(2,168)	(2,168)
Net loss on available-for-sale financial assets	–	–	–	–	(5)	(5)
Others	–	–	–	–	(199)	(199)
Net comprehensive income (loss)	–	–	–	28,101	(2,372)	25,729
Cash dividends (Note 20)	–	–	–	(1,764)	–	(1,764)
Accretion to redemption value of preferred stock subject to mandatory redemption (Note 20)	–	–	–	(1,503)	–	(1,503)
Issuance of capital stock – net (Note 15)	(8)	4	876	–	–	872
Balances as at December 31, 2004	4,497	851	75,396	(33,197)	532	48,079
Comprehensive income:
Net income for the year	–	–	–	40,603	–	40,603
Translation losses	–	–	–	–	(63)	(63)
Net income on available-for-sale financial assets	–	–	–	–	5	5
Others	–	–	–	–	199	199
Net comprehensive income	–	–	–	40,603	141	40,744
Cash dividends (Note 20)	–	–	–	(11,251)	–	(11,251)
Accretion to redemption value of preferred stock subject to mandatory redemption (Note 20)	–	–	–	(1,443)	–	(1,443)
Issuance of capital stock – net (Note 15)	(64)	53	3,477	–	–	3,466
Balances as at December 31, 2005	4,433	904	78,873	(5,288)	673	79,595

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(in million pesos)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	40,603	28,101	11,045
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization (Notes 7 and 24)	27,855	20,098	21,812
Provision for doubtful accounts (Notes 5 and 24)	2,251	3,955	4,092
Accretion on financial liabilities (Note 18)	568	1,185	729
Loss on derivative instruments (Note 18)	490	617	1,616
Provision for inventory obsolescence (Notes 6 and 24)	479	577	251
Minority interest in net income (loss) of consolidated subsidiaries	318	(87)	114
Amortization of intangible assets (Note 9)	204	93	766
Loss (gain) on disposal of property and equipment	160	155	(463)
Asset impairment (Notes 7, 8 and 18)	11	1,412	675
Equity share in net losses (income) of associates	(7)	74	88
Benefit from deferred income tax (Note 19)	(3,734)	(531)	(3,731)
Unrealized foreign exchange losses (gains)	(8,196)	2,882	11,527
Gain on debt exchange and debt restructuring transactions (Note 18)	–	(2,816)	–
Others	(360)	478	(1,345)
Operating cash flows before working capital changes	60,642	56,193	47,176
Changes in assets and liabilities, net of effect from purchase of subsidiaries:
Decrease (increase) in:
Trade and other receivables	(2,315)	2,305	(4,364)
Inventories and supplies	509	(9)	1,576
Prepaid expenses and other current assets	(1,867)	(1,279)	306
Increase (decrease) in:
Accounts payable	6,756	1,848	(3,231)
Accrued expenses and other current liabilities	1,116	2,844	3,215
Unearned revenues	110	(343)	787
Income tax payable	103	2,367	(280)
Deferred credits and other noncurrent liabilities	(85)	(1,066)	(2,603)
Net cash provided by operating activities	64,969	62,860	42,582
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(15,864)	(19,268)	(17,943)
Proceeds from disposal of property and equipment	912	112	226
Payments for purchase of investments – net of cash acquired	(248)	(1,276)	(197)
Cash receipts (disbursements) for lease deposits and other noncurrent assets	974	(1,834)	(404)
Decrease (increase) in short-term investments	1,206	(2,212)	(1,661)
Increase in investments in debt securities	(60)	(286)	–
Cash of disposed subsidiary	–	–	(93)
Proceeds from disposal of investments	–	–	51
Net cash used in investing activities	(13,080)	(24,764)	(20,021)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments of long-term borrowings	(47,849)	(41,697)	(31,548)
Proceeds from long-term borrowings	10,797	15,187	17,507
Repayments of notes payable	(387)	(2,412)	(1,698)
Dividends paid	(11,173)	(1,692)	(1,603)
Proceeds from notes payable	329	457	3,135
Proceeds from issuance of capital stock	334	281	94
Increase (decrease) in capital lease liabilities	(38)	(134)	98
Debt issuance costs paid	(172)	(68)	(120)
Net cash used in financing activities	(48,159)	(30,078)	(14,135)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(987)	(69)	(28)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,743	7,949	8,398
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	27,321	19,372	10,974
CASH AND CASH EQUIVALENTS AT END OF YEAR	30,064	27,321	19,372

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common United States ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is limited through 2028. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued common stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s outstanding common shares, with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The facility was established in accordance with a Common Stock Deposit Agreement dated October 19, 1994, as amended on February 10, 2003 between the depositary and holders of the ADRs. The ADSs have been listed and traded on the New York Stock Exchange, or NYSE, in the United States under the symbol “PHI”.

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

PLDT has three employee unions. The three unions are in aggregate composed of 7,160 members as at December 31, 2005. The union members represent 38% of the total regular employees of PLDT and Subsidiaries, or PLDT Group, on a consolidated basis as at December 31, 2005.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City , Philippines.

2.         Basis of Consolidated Financial Statements Preparation

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Our consolidated financial statements include the financial statements of PLDT and those of the following subsidiaries, which were all incorporated in the Philippines except for PLDT Global Corporation, or PLDT Global, (incorporated in the British Virgin Islands) and Digital Paradise Thailand Ltd., or Digital Paradise Thailand, a 51% owned subsidiary of ePLDT, Inc., or ePLDT, (incorporated in Thailand).

Name of Subsidiary	Principal Activity	Percentage of Ownership
Wireless
Smart Communications, Inc., or Smart and subsidiaries	Cellular mobile and telecommunications services	100.0
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4
Mabuhay Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0
Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0
PLDT Global Corporation, or PLDT Global, and subsidiaries	Telecommunications services	100.0
Smart-NTT Multimedia, Inc., or SNMI	Data and network services	100.0
PLDT-Maratel, Inc., or Maratel	Telecommunications services	97.5
Bonifacio Communications Corporation, or BCC	Telecommunications, infrastructure and related value-added services	75.0
Information and Communications Technology
ePLDT and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0

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

Minority interests represent the equity interests in Wolfpac Communications, Inc., or Wolfpac, Smart Broadband, Inc., or Smart Broadband (formerly Meridian Telekoms, Inc., or Meridian), Telesat, Mabuhay Satellite, Maratel, BCC, Digital Paradise, Inc., or Digital Paradise, Digital Paradise Thailand, netGames, Inc., or netGames, Infocom Technologies, Inc., or Infocom, and Airborne Access Corporation, or Airborne Access, not held by the PLDT Group.

3.          Summary of Significant Accounting Policies and Practices

Our significant accounting policies and practices are discussed below to facilitate the understanding of our consolidated financial statements:

Revenue Recognition

Revenue for services is stated at amounts invoiced to customers and excludes value-added tax. We provide wireless communication services, fixed line communication services, and information and communications technology services. We provide such services to mobile, business, residential and payphone customers. Revenue, which excludes value-added tax, or VAT, represents the value of fixed consideration that has been received or is receivable. Revenue is recognized when there is evidence of an arrangement, the fee is fixed or determinable, collectibility is reasonably assured and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. We do not provide our customers with the right to a refund.

Service revenues

Subscriptions. We provide telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular service. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro rata basis.

Air time, traffic and value-added services. Prepaid service revenue collected in advance is deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Payphone service revenue is recognized when the service is provided. Interconnection revenue for call termination, call transit, and network usage are recognized in the year the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or the connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenue related to products and value-added services is recognized upon delivery of the product or service.

Directory services. Revenue related to published directory services is recognized on a pro rata basis over the period in which the publication expires, which is generally 12 months. Telephone-based directory service revenue is recognized when the service is provided.

Incentives. We record insignificant commission expense based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction against revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service revenues

Handset and equipment sales. Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest income

Interest income is recognized on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

Other income

Other income is recognized when the delivery of the product or service has occurred.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Trade and Other Receivables

Trade and other receivables are stated at face value, net of allowance for doubtful accounts.

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

Subscribers. Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by subscribers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers based on the historical loss experience and aging profile of the receivable.

Traffic settlement receivables – net. Full allowance is provided for carrier accounts which are over 360 days past due and after a review of the status of settlement with other carriers.

Inventories and Supplies

Inventories and supplies are valued at the lower of cost or market value. These are items of cellular phone units, materials, spare parts, terminal units and accessories. Cost is determined using the moving average method.

Allowance for inventory obsolescence is set for the difference between cost and market value of inventories.

Property, Plant and Equipment

Property, plant and equipment, except for land, are stated at cost less accumulated depreciation and amortization and any impairment in value. Land is stated at cost less any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use, plus the estimated value of asset retirement obligations. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes interests on borrowed funds used during the construction period. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated statement of income of such period.

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

Interest and other costs incurred in connection with the borrowing of funds are capitalized during the construction of plant and equipment as part of the cost of acquiring assets, see Note 7 – Property, Plant and Equipment.

Impairment of Assets

Effective January 1, 2002, in conformity with Statement of Financial Accounting Standards, or SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, except goodwill and intangible assets with indefinite lives, assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets, which are held and used in operations, would be subjected to impairment test if the carrying amount of the asset exceeded the undiscounted future net cash flows, without interest charges, expected to result from the use of the asset. If an impairment exists, the amount of the impairment recorded is based on the fair value of the assets. Assets, which are to be disposed of, would be impaired to the extent the carrying amount of the asset exceeds fair value less disposal costs. The PLDT Group considers relevant cash flows, estimated future operating results, trends and other available information in assessing whether the carrying values of assets are recoverable.

Asset Retirement Obligations

Under SFAS 143, “Accounting for Asset Retirement Obligations,” the fair value of legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset is required to be recognized in the period in which it is incurred. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The PLDT Group adopted this Statement in 2003. Previously, the PLDT Group has not been recognizing amounts related to asset retirement obligations. Under SFAS 143, the PLDT Group recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The related asset retirement costs are capitalized as part of the carrying amount of the corresponding long-lived asset.

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

The following table summarizes the changes to the liabilities on asset retirement obligations for the years ended December 31, 2005 and 2004:

	2005	2004
	(in million pesos)
Asset retirement obligations at beginning of year	638	395
Additional liability recognized during the year	63	177
Settlement of obligations	(28)	–
Accretion expenses	79	66
Asset retirement obligations at end of year (Note 13)	752	638

Goodwill and Other Intangible Assets

Goodwill is the excess of the acquisition cost of a business, including investments accounted for using the equity method, over the fair value of the identifiable net tangible and intangible assets acquired. Goodwill is recorded at the fair value less any impairment. Goodwill is reviewed annually (or more frequently under various conditions) for impairment using the fair value approach. Intangible assets that do not have indefinite lives are amortized over their useful lives and reviewed for impairment in conformity with SFAS 144. Other than goodwill, we have no indefinite-lived intangibles.

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

Retirement Costs

We have funded noncontributory retirement plans, administered by the respective companies’ Trustee, covering permanent and regular employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Stock-Based Compensation

We have historically accounted for stock-based employee compensation plans under Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and followed the disclosure-only provisions of SFAS 123, “Accounting for Stock-Based Compensation”.

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

Pro forma information regarding net income (loss) and earnings per share is required by SFAS 123. This information is required to be determined as if PLDT had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan, or ESPP) and long-term incentive plan, or LTIP, using the fair value method. Under SFAS 123, employee stock options are valued at the grant date using the Black-Scholes valuation model, and this compensation cost is recognized ratably over the vesting period. Had compensation expense for PLDT’s stock option plan, stock purchase plan and LTIP been determined based on the fair value at the grant date of awards for years 2005, 2004 and 2003, consistent with the provision of SFAS 123, PLDT’s net income in 2005 would have increased whereas in 2004 and 2003 would have decreased. The pro forma amounts are indicated below:

	2005		2004		2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos, except per share amounts)
Net income attributable to common shareholders (Note 20)	37,483	38,787	24,834	26,313	7,997	8,251
Add: Total stock-based employee compensation expense included in net income	824	824	239	239	14	14
Deduct: Total stock-based employee compensation expense determined under fair value based method	(823)	(823)	(331)	(331)	(51)	(51)
Pro forma net income attributable to common shareholders	37,484	38,788	24,742	26,221	7,960	8,214
Earnings per common share:
As reported	217.84	211.93	146.32	145.30	47.20	45.72
Pro forma	217.84	211.93	145.77	144.79	46.99	45.51

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per common share, see Note 20 – Earnings Per Common Share.

Leases

Lease obligations having provisions for bargain purchase options and ownership transfer at the end of the lease term, with a lease term equal to 75% or more of the estimated economic life of the leased property, or lease obligations where the present value at the beginning of the lease term of the minimum lease payments (excluding executory costs and taxes to be paid or paid by the lessor and including any profit thereon) equals or exceeds 90% of the fair value of the leased property, are capitalized. The related obligations are recognized as liabilities. Minimum lease payments are allocated between the finance charges and reduction of the lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

A capital lease gives rise to a depreciation expense for the asset, as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

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

Operating lease expense amounted to Php2,086 million, Php2,160 million and Php2,166 million in 2005, 2004 and 2003, respectively.

Advertising and Promotion Expenses

Advertising and promotions are expensed as incurred. Advertising and promotion expenses amounted to Php4,160 million, Php5,002 million and Php2,982 million in 2005, 2004 and 2003, respectively.

Repairs and Maintenance Expenses

Repairs and maintenance are expensed as incurred. Repairs and maintenance expenses amounted to Php6,705 million, Php5,671 million and Php4,931 million in 2005, 2004 and 2003, respectively.

Foreign Currency Transactions and Translations

For each entity in the PLDT Group, transactions in foreign currencies are recorded in the functional currency of the entity by applying to the foreign currency amount at the spot exchange rate prevailing at the transaction date. Foreign exchange gains or losses arising on the spot settlements or restatement of monetary items at rates different from those at which they were initially recorded during the period or presented in the previous consolidated financial statements are recorded in the consolidated statement of income in the period in which they arise.

Certain subsidiaries of our consolidated group have functional currencies different from our reporting currency. The assets and liabilities of such entities are translated to our reporting currency using exchange rates at the balance sheet date and the statement of income accounts are translated using the weighted average rate for the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income.

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

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options is anti-dilutive, basic and diluted EPS are stated at the same amount.

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

Examples of significant estimates include the allowance for doubtful accounts, inventory obsolescence, depreciation rate, impairment of intangibles, investments and other long-lived assets, valuation allowance on deferred tax assets, pension benefit assumptions, asset retirement obligation measurement, stock option valuation and purchase price allocation.

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

As at December 31, 2005, other than the concentration of our wireless services on prepaid subscribers, we do not have any significant concentration of business transacted with a particular supplier, lender or former affiliate that could, if suddenly adversely impacted, severely impact our operations. We also do not have a concentration of available sources or other rights that could, if suddenly eliminated, severely impact our operations. We invest our cash and cash equivalents with various high-quality financial institutions.

Impact of Recently Issued Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board, or FASB, issued FAS 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment to FAS 133 and FAS 140. FAS 155 permits an entity to elect fair value remeasurement for any hybrid financial instrument (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued.

We are currently in the process of evaluating any effect of the adoption of FAS 155 will have on our consolidated financial statements.

In November 2005, the FASB issued Staff Position, or FSP, 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost.

If after evaluating all available evidence and the realizable value of an investment, its impairment is determined to be other-than-temporary, an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force, or EITF, Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” while retaining the disclosure requirements of EITF 03-1. FSP 115-1 is effective for reporting periods beginning after December 15, 2005.

We are currently in the process of evaluating any effect of the adoption of FSP 115-1 will have on our consolidated financial statements.

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

We are currently in the process of evaluating any effect of the adoption of SFAS 154 will have on our consolidated financial statements.

In March 2005, the U.S. Securities and Exchange Commission, or U.S. SEC, issued Staff Accounting Bulletin, or SAB, 107, “Share-Based Payment,” providing guidance on option valuation methods, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123 (R), and the disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations subsequent to the adoption. We will provide SAB 107 required disclosures upon adoption of SFAS 123 (R) on January 1, 2006.

On December 16, 2004, the FASB issued SFAS 123 (revised 2004), or SFAS 123 (R), “Share-Based Payment,” which is a revision of SFAS 123. SFAS 123 (R) supersedes APB Opinion No. 25 and related interpretations amend SFAS 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123 (R) is similar to the approach described in SFAS 123. However, SFAS 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values on the date of grant. Pro forma disclosure is no longer an alternative.

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

We are currently in the process of evaluating any effect of the adoption of SFAS 123 (R) will have on our consolidated financial statements.

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

4.          Cash and Cash Equivalents

This account consists of:

	2005	2004
	(in million pesos)
Cash on hand and in banks	6,496	4,750
Temporary investments	23,568	22,571
	30,064	27,321

Cash in banks earns interest at the prevailing bank deposit rates. Temporary investments are made for varying periods of up to one month depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates.

5.          Trade and Other Receivables

This account consists of receivables from:

	2005	2004
	(in million pesos)
Customers and carriers	24,475	24,912
Others	1,184	680
	25,659	25,592
Less allowance for doubtful accounts	18,546	18,068
	7,113	7,524

Movements in the allowance for doubtful accounts are as follows:

	2005	2004	2003
	(in million pesos)
Balance at beginning of year	18,068	14,214	10,750
Provision for the year	2,251	3,955	4,092
Write-offs	(1,773)	(101)	(628)
Balance at end of year	18,546	18,068	14,214

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

Unbilled receivables of Php631 million and Php557 million in 2005 and 2004, respectively, represent recognized revenue for services rendered to fixed line and wireless subscribers that have not been billed at the balance sheet dates. The unbilled amounts are billed upon completion of the corresponding subscribers’ billing cycles.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million, of which, US$20 million remains outstanding as at December 31, 2005, and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse against PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD.

Sale of receivables under the RPD amounted to US$11 million (Php586 million) and US$10 million (Php576 million) for the years ended December 31, 2005 and 2004, respectively. Loss on sale of receivables under the RPD amounted to US$1 million (Php75 million) for the years ended December 31, 2005 and 2004.

6.          Inventories and Supplies

This account consists of:

	2005	2004
	(in million pesos)
Spare parts and supplies	1,393	984
Terminal and cellular phone units	1,002	1,895
Others	253	395
	2,648	3,274
Less allowance for inventory obsolescence	1,100	1,134
	1,548	2,140

Movements in the allowance for inventory obsolescence are as follows:

	2005	2004	2003
	(in million pesos)
Balance at beginning of year	1,134	729	614
Provision for the year	479	577	251
Write-offs	(513)	(172)	(136)
Balance at end of year	1,100	1,134	729

Spare parts and supplies issued to various projects, included as part of property under construction shown under Note 7 – Property, Plant and Equipment, amounted to Php1,970 million and Php2,277 million in 2005 and 2004, respectively.

7.          Property, Plant and Equipment

This account consists of:

	2005	2004
	(in million pesos)
Cable and wire facilities	102,988	98,433
Central office equipment	76,423	70,174
Cellular facilities	55,841	58,778
Vehicles, furniture and other work equipment	28,391	27,492
Buildings	19,409	18,974
Communications satellite	6,036	11,185
Information origination and termination equipment	1,834	1,705
Land and land improvements	3,113	2,860
	294,035	289,601
Less accumulated depreciation and amortization	133,025	113,347
	161,010	176,254
Property under construction	11,997	9,841
	173,007	186,095

Interest capitalized for the years ended December 31, 2005, 2004 and 2003 amounted to Php504 million, Php595 million and Php887 million, respectively.

In 2005 and 2003, assets impaired consist of assets of wireless and information and communications technology segments. Assets impaired in 2004 consist of assets of the wireless and fixed line segments. When impairment charges are recognized, a new cost basis for the assets is established.

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

Property, plant and equipment includes the following amounts for capitalized leases as at December 31, 2005 and 2004:

	December 31, 2005			December 31, 2004
	Central office equipment	Vehicles, furniture and other work equipment	Total	Central office equipment	Vehicles, furniture and other work equipment	Total
	(in million pesos)
Cost	361	1,039	1,400	361	863	1,224
Less accumulated depreciation	293	719	1,012	269	410	679
	68	320	388	92	453	545

Depreciation expense for assets reported under capitalized leases amounted to Php333 million, Php282 million and Php110 million in 2005, 2004 and 2003, respectively.

In 2005 and 2004, PLDT and Smart changed the estimated useful lives of certain network assets owing to continuing network expansion and upgrade.

Below is the pro forma financial information assuming no changes in accounting estimates were made during 2005 and 2004:

	2005	2004
	(in million pesos, except per share amounts)
Net income
As reported	40,603	28,101
Pro forma	45,872	30,319
Earnings per common share – basic
As reported	217.84	146.32
Pro forma	248.46	159.38
Earnings per common share – diluted
As reported	211.93	145.30
Pro forma	240.72	157.55

Under the terms of certain loan agreements, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

8.          Investments

This account consists of:

	2005	2004
	(in million pesos)
Investments in shares of stock:
Acquisition cost	3,409	3,412
Less accumulated equity in net losses	3,394	3,404
	15	8
At equity:
Mabuhay Space Holdings Limited, or MSHL	–	–
Others	15	8
	15	8
At cost:
Stradcom International Holdings, Inc., or SIHI	–	–
Others	–	–
	–	–
	15	8
Investments in debt security	346	286
	361	294

Investment of ACeS Philippines in ACeS International Limited, or AIL

As at December 31, 2005, ACeS Philippines had a 20.23% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

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

Investment in SIHI

ePLDT has a 22.5% interest in convertible securities of SIHI, the parent company of Stradcom Corporation, or Stradcom, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom’s continuous losses and recurring excess of current liabilities over current assets. In addition, Stradcom is in default with respect to certain provisions of its loan covenants. On this basis, we recognized an impairment provision in respect of our investment in SIHI of Php616 million in 2004.

Summarized Financial Information of Equity Investees

The following table presents summarized financial information in conformity with U.S. GAAP for equity investees for which we have significant influence as at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003.

	2005	2004
	(in million pesos)
Current assets	652	638
Noncurrent assets	1,388	1,648
Current liabilities	1,585	1,444
Noncurrent liabilities	11,242	12,100
Capital deficiency	(10,787)	(11,258)

	2005	2004	2003
	(in million pesos)
Revenues	774	1,299	1,182
Revenues less cost of revenues	615	1,013	600
Expenses	472	592	758
Net loss	471	19	926

Investment of ePLDT in Debt Securities of Technology Support Services, Inc. (formerly First Advance Multi-Media Entertainment Corp., or FAME)

On June 1, 2004, ePLDT and FAME entered into an agreement whereby ePLDT would grant a seven-year zero-coupon loan to FAME amounting to US$3.1 million. Upon maturity of the loan, which is at the end of seven (7) years from issuance, ePLDT may require FAME to redeem or pay the loan at a redemption value amounting to US$ 6,041,000. At any time during the life of the outstanding loan, ePLDT may convert the loan into 20% of the total outstanding capital stock of FAME.

On August 20, 2004, FAME changed its corporate name into TSSI.

On September 14, 2004, ePLDT entered into a second agreement with TSSI whereby ePLDT would grant another seven-year zero coupon loan to TSSI amounting to US$3.1 million with the same terms and features as the first loan. As at December 31, 2005, the aggregate loans of ePLDT to TSSI amounted to US$6.2 million.

As at December 31, 2005, ePLDT has not yet converted its investment in debt securities into TSSI’s shares of stock. TSSI is a systems integrator for the internet and mobile telephone gaming project.

The debt instrument was initially recorded at fair value computed as the present value of estimated future cash flows and subsequently measured at amortized cost at effective yield.

9.          Goodwill and Other Intangible Assets

This account consists of:

	2005	2004
	(in million pesos)
Goodwill	24,419	24,736
Other intangible assets	3,779	2,959
	28,198	27,695
Less accumulated amortization	11,323	11,134
	16,875	16,561

Movements in accumulated amortization of goodwill and other intangible assets are as follows:

	2005	2004	2003
	(in million pesos)
Balance at beginning of year	11,134	11,041	10,275
Amortization	189	93	766
Balance at end of year	11,323	11,134	11,041

The customers list included in other intangible assets was fully amortized as at December 31, 2003.

Movements of the net carrying value of goodwill per reportable segments are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Total
	(in million pesos)
Balances as at December 31, 2002	14,768	426	97	15,291
Additions during the year	173	–	–	173
Balances as at December 31, 2003	14,941	426	97	15,464
Additions during the year	1,019	–	90	1,109
Reclassification during the year	(173)	–	–	(173)
Balances as at December 31, 2004	15,787	426	187	16,400
Additions during the year	133	–	12	145
Impairment during the year	–	–	(15)	(15)
Reclassification during the year	(448)	–	–	(448)
Balances as at December 31, 2005	15,472	426	184	16,082

A substantial portion of goodwill is related to the wireless business segment due to our acquisition of Smart and Smart Broadband (formerly Meridian Telekoms, Inc.). In December 2005, we completed our transitional and annual evaluation of the goodwill value in conformity with SFAS 142 and consistent with our increase in wireless subscribers and revenues, there is no impairment in the goodwill value.

On September 2, 2004, Smart entered into a sale and purchase agreement to acquire 100% of Smart Broadband, a company primarily engaged in providing wireless broadband and data services to small and medium-scale enterprises in the Philippines, for a total consideration of US$45 million of which payments of US$11 million and US$7 million for an equity interest of 40% in Smart Broadband were made in 2004 and payment of US$4 million for an additional equity interest of 9% was made in January 2005. The balance of US$23 million in respect of the remaining 51% equity interest in Smart Broadband was paid on March 7, 2006. As at December 31, 2005, the net cash outflow on acquisition was Php1,227 million, representing cash payments of Php1,294 million, cash acquired from Smart Broadband of Php5 million and cost directly related to business combination of Php62 million.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of Smart Broadband at the time of acquisition are as follows:

(in million pesos)
Cash and cash equivalents	1
Trade and other receivables	11
Inventories and supplies	3
Prepayments	2
Other current assets	3
Property, plant and equipment	61
Goodwill	571
Intangible assets	670
1,322
Accrued and other current liabilities	(48)
Notes payable	(5)
Deferred income tax liabilities	(214)
(267)
Net assets	1,055

Smart Broadband has been accounted for in the consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php571 million in 2004 and additional goodwill of Php133 million in 2005.

Smart Broadband’s intangible asset composition and estimated useful lives were as follows:

Licenses	18 years
Spectrum	15 years
Technology	5 years
Customer list	3 years

Other intangible assets consist of:

	2005			2004
	Gross		Net	Gross		Net
	Carrying Amount	Accumulated Depreciation		Carrying Amount	Accumulated Depreciation
	(in million pesos)
Spectrum	591	(50)	541	–	–	–
Technology application	365	(204)	161	254	(93)	161
Licenses	66	(5)	61	–	–	–
Customer list	2,758	(2,728)	30	2,705	(2,705)	–
	3,780	(2,987)	793	2,959	(2,798)	161

The future amortization of other intangible assets as at December 31, 2005 are as follows:

(in million pesos)
2006	162
2007	78
2008	66
2009	58
2010	43
2011 and onwards	386
793

10. Other Noncurrent Assets

This account consists of:

	2005	2004
	(in million pesos)
Telephone instruments - net	2,420	3,317
Debt issuance costs - net	733	751
Refundable deposits	516	490
Others	707	699
	4,376	5,257

11. Accrued Expenses and Other Current Liabilities

This account consists of:

	2005	2004
	(in million pesos)
Accrued utilities and related expenses	5,214	4,096
Accrued satellite air time cost and provisions (Notes 21 and 22)	3,827	2,954
Accrued interests and other related costs	2,003	2,235
Accrual for payment for unused sick leave and other employee benefits	1,759	1,595
Accrued taxes and related expenses	834	1,708
Others	2,349	2,175
	15,986	14,763

Over the past years, PLDT has been implementing its manpower rightsizing program, or MRP, in line with its continuing effort to reduce the cost base of its fixed line business. The MRP cost charged to operations for the years ended December 31, 2005, 2004 and 2003 amounted to Php458 million, Php566 million and Php1,565 million, including a loss on settlement of Php117 million, primarily representing charges relating to 440, 745 and 1,862 PLDT employees affected by the program, respectively; unrecognized past service costs, which are normally amortized over the estimated remaining average working lives of employees, in respect of employees who availed of the MRP are recognized as loss on settlement. The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP was implemented under the Labor Code of the Philippines, as amended, and is in compliance with all other relevant labor laws and regulations in the Philippines.

Movements in the accrued MRP cost accounts, included under accrual for payment for unused sick leave and other employee benefits during the years, are as follows:

8	2005	2004	2003
	(in million pesos)
Balance at beginning of year	48	16	87
Cost for the year (Notes 18 and 24)	458	566	1,565
Payments	(481)	(534)	(1,636)
Balance at end of year	25	48	16

12. Interest-bearing Financial Liabilities

This account consists of the following:

	2005	2004
	(in million pesos)

Interest-bearing financial liabilities maturing within one year
Long-term debt maturing within one year	18,797	28,020
Obligations under capital lease maturing within one year (Note 7)	716	425
Notes payable:
Bank loans	–	58
	19,513	28,503

Long-term portion of interest-bearing financial liabilities
Long-term debt	93,516	131,377
Obligations under capital lease (Note 7)	381	601
	93,897	131,978

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	2005		2004
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 8.03% and US$ LIBOR + 0.55% - 2.5%	US$254	Php13,489	US$351	Php19,793
Finnish Export Credit or Finnvera	6.36% - 7.75% and US$ LIBOR + 0.05% and 1.30% - 1.425%	107	5,651	162	9,128
Nippon Export and Investment Insurance of Japan, or NEXI	US$ LIBOR +1%	50	2,653	75	4,226
Japan Bank for International Cooperation, or JBIC/Co-financing Banks	6.56% - 7.95% and US$ LIBOR + 0.65% - 1.55%	–	–	44	2,459
Others	5.83% - 7.89% and US$ LIBOR + 0.15% - 4.30% and GOVCO’s cost + 0.20%	28	1,478	104	5,878
		439	23,271	736	41,484
Fixed Rate Notes	7.85% - 11.375%	998	52,980	1,236	69,652
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1%	283	15,030	283	15,959
GSM Network Expansion Facilities	4.49% and US$ LIBOR + 3.25%	87	4,632	126	7,089
Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO	US$ LIBOR + 1.95% - 2.05%	–	–	51	2,862
Others	5.83% and US$ LIBOR + 0.40% - 3.625%	19	978	33	1,863
Restructured Loans	US$ LIBOR + 1%	119	6,305	119	6,702
Satellite Acquisition Loans	US$ LIBOR + 1.75% and 5.6%	57	3,040	72	4,064
		US$2,002	106,236	US$2,656	149,675

Japanese Yen Debt:
JBIC’s Overseas Investment Loan, or OIL	2.125%	JP¥6,970	3,139	JP¥9,760	5,363
Export Credit Agency-Supported Loan: NEXI Supported Loan	JP¥ LIBOR + 1.70%	1,575	710	2,205	1,212
		JP¥8,545	3,849	JP¥11,965	6,575

Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	14% - 15.816%	–	1,580	–	1,680
Term Loans:
JBIC 4 Program	11.18%	–	–	–	680
Secured Term Loans	11.6% - 24% and 91-day T-Bill + 4%; 90-day PHIBOR + 3%	–	166	–	305
Restructured Loans	91-day T-Bill + 1%	–	482	–	482
		–	2,228	–	3,147
			112,313		159,397
Less portion maturing within one year			18,797		28,020
Long-term debt - net of current portion			Php93,516		Php131,377

The scheduled maturities of our outstanding consolidated long-term debt as at December 31, 2005 are as follows:

	U.S. Dollar Loans		JPY Loans		Php Loans	Total
	In U.S. Dollar	In Php	In JPY	In Php	In Php	In Php
	(in millions)
Year
2006	308	16,328	3,418	1,539	930	18,797
2007	347	18,418	3,418	1,540	35	19,993
2008	110	5,839	1,709	770	24	6,633
2009	266	14,121	–	–	25	14,146
2010	48	2,552	–	–	834	3,386
2011 and onwards	923	48,978	–	–	380	49,358
	2,002	106,236	8,545	3,849	2,228	112,313

U.S. Dollar Debt:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at December 31, 2005, we owed US$254 million aggregate principal amount of debt to KfW, as follows:

•  US$196 million provided under various export credit agency-backed facilities, of which US$86 million was in connection with our expansion and service improvement programs and US$110 million in connection with the US$149 million refinancing facility discussed below; and

•  US$58 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$30 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We have drawn US$140 million (Php7,426 million) under this facility as at December 31, 2005. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$51 million of our KfW loans will mature in 2006, US$73 million will mature in 2007, US$55 million will mature in 2008, US$44 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Finnish Export Credit plc, or Finnvera

As at December 31, 2005, US$107 million aggregate principal amount of Smart’s debts were provided by various banks under export credit agency-backed facilities in connection with Smart’s GSM expansion programs. These facilities are covered by guarantees from Finnvera, the Finnish export credit agency, for 95% of political risk and 50% of commercial risk for the GSM Phases 3 and 4 loan facilities and 100% of political and commercial risk for the refinancing facility of GSM Phases 5A and 5B. Final repayment in the aggregate amount of US$5.8 million for GSM Phases 1 and 2 loan facilities was made on October 31, 2005.

A US$100 million refinancing facility was obtained on February 11, 2005 in relation to Smart’s GSM Phases 5A and 5B loans which were prepaid last March 1, 2005 with outstanding balances of US$60 million and US$41 million, respectively, at the time of prepayment. This refinancing facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility.

Of the amounts outstanding under these Finnvera guaranteed loans, US$37 million will mature in 2006, US$20 million will mature in 2007, US$20 million will mature in 2008, US$20 million will mature in 2009 and US$10 million will mature in 2010. Principal amortization on these loans are generally payable in equal semi-annual installments.

Nippon Export and Investment Insurance of Japan, or NEXI

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and US$40 million on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. The outstanding balance as at December 31, 2005 was US$50 million.

Japan Bank for International Cooperation, or JBIC/Co-financing Banks

As at December 31, 2005, PLDT has fully paid its U.S. dollar loans with JBIC (formerly the Export-Import Bank of Japan) and the co-financing banks.

Other Export Credit Agency Supported Loans

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden and Australia, in the aggregate outstanding principal amount of US$23 million as at December 31, 2005. Smart, likewise, obtained loans guaranteed by the export credit agencies of Norway and Italy amounting to US$5 million. Of the amounts outstanding under these loans, US$14 million will mature in 2006, US$8 million will mature in 2007, US$4 million will mature in 2008, US$1 million will mature in 2009 and US$1 million will mature in 2010.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2005 and 2004:

Principal	Interest	Maturity
Amount	Rate	Date	2005		2004
			(in millions)
US$300,000,000	8.350%	March 6, 2017	US$299	Php15,874	US$299	Php16,852
US$250,000,000	11.375%	May 15, 2012	250	13,265	250	14,085
US$138,308,000	7.850%	March 6, 2007	138	7,339	184	10,362
US$175,000,000	10.500%	April 15, 2009	175	9,272	175	9,841
US$115,169,000	9.250%	June 30, 2006	115	6,110	130	7,310
US$110,557,000	9.875%	August 1, 2005	–	–	110	6,229
US$ 21,110,000	10.625%	May 15, 2007	21	1,120	88	4,973
			US$998	Php52,980	US$1,236	Php69,652

Consent Solicitation for 2012 Notes and Tender Offer and Consent Solicitation for 2007 Notes

On October 6, 2005, PLDT commenced a solicitation of consents from holders of its outstanding 11.375% Notes due 2012, or the 2012 Notes, to amend certain covenants under the 2012 Notes relating to the limitation on restricted payments and the limitation on indebtedness. In addition, PLDT commenced a cash tender offer for the aggregate principal amount of US$71,986,000 of its 10.625% Notes due 2007, or the 2007 Notes, outstanding and a related solicitation of consents to effect identical amendments to the 2007 Notes.

The consent solicitation for the 2012 Notes expired on October 27, 2005, and the tender offer and consent solicitation for the 2007 Notes expired on November 4, 2005. At the expirations, PLDT had received and accepted for payment:

a)       consents from holders of US$219,576,000 principal amount of the 2012 Notes representing approximately 87.83% of the US$250,000,000 aggregate principal amount of the 2012 Notes outstanding;

b)       consents from holders of US$65,421,000 principal amount of the 2007 Notes (including the tendered 2007 Notes), representing approximately 90.88% of the US$71,986,000 aggregate principal amount of the 2007 Notes outstanding; and

c)       tenders by holders of US$50,876,000 of the principal amount of the 2007 Notes.

PLDT received the requisite consents to effect the amendments to both the 2007 Notes and the 2012 Notes, which give PLDT greater flexibility to make certain restricted payments, including payment of dividends to holders of PLDT’s common stock, and reduce PLDT’s permitted leverage ratio pursuant to the terms of the notes.

On November 8, 2005, PLDT paid an aggregate of:

a)       US$1,097,880 with respect to consents delivered by the 2012 noteholders, or a consent fee of US$5 for each US$1,000 principal amount of the 2012 Notes;

b)       US$72,725 with respect to consents delivered by non-tendering the 2007 noteholders, or a consent fee of US$5 for each US$1,000 principal amount of the 2007 Notes not tendered; and

c)       US$55,836,160 (comprising of tender consideration of US$55,582,030 and related consent fees of US$254,130) with respect to the tenders by 2007 noteholders, or US$1,097.50 for each US$1,000 principal amount of the 2007 Notes tendered, representing (i) tender offer consideration of US$1,092.50 and (ii) consent payment of US$5, plus accrued and unpaid interest on the principal amount of the tendered 2007 Notes up to, but not including, the settlement date.

As at November 8, 2005, the aggregate principal amount of the 2007 Notes outstanding was US$21,110,000.

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s total outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million, and issued new debt of US$283.2 million, or Php15,854 million in July 2004.

The breakdown of the total amount of Smart debt issued to participating Piltel creditors is as follows:

•  2007 Facility in the amount of US$0.2 million payable in full in December 2007;

•  2008 Facility in the amount of US$2.9 million payable in full in December 2008; and

•  2014 Facility in the amount of US$280.1 million payable in full in June 2014.

As at July 2, 2004, the estimated future cash flows for the Smart newly issued debt amounted to Php19,507 million, as determined using undiscounted cash flows. The difference between the sum of future cash flows for newly issued debt of Php19,507 million and cash settlement of Php84 million, and the Php22,211 million Piltel cancelled debt was recognized as gain on debt restructuring in the 2004 consolidated statement of income. The total gain from the debt restructuring amounted to Php2,620 million (Php15.44 per share) including the gain of Php241 million from the cash settled debt of Piltel. The difference between the future cash flows of the newly issued debt of Php19,507 million and the value of new debt of Php15,854 million was deferred and presented as part of “Remaining excess of debt forgiven over value of consideration given” account in the consolidated balance sheets in conformity with the accounting for troubled debt restructuring. Thereafter, interest incurred on the new debt is recorded as an offset against “Remaining excess of debt forgiven over value of consideration given”. Total interest incurred related to the new debt for the years ended December 31, 2005 and 2004 amounted to Php398 million and Php199 million, respectively. As at December 31, 2005 and 2004, the balance of “Remaining excess of debt forgiven over value of consideration given” account for this restructuring amounted to Php3,056 million and Php3,454 million, respectively, after giving effect to the above interest expense.

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

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility supported by Finnish Export Credit Ltd. as the lender with ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers. The full amount of the facility was drawn in November 22, 2004, of which US$83 million remained outstanding as at March 31, 2006. The loan is payable over five years in ten equal semi-annual payments starting May 2005 with final repayment in November 2009.

On June 8, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million loans, of which US$30 million is owed to Nordic Investment Bank, or NIB, US$15 million to Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands and US$150 million to Finnvera. The NIB loan balance of US$12.0 million was prepaid in full on December 8, 2005, and the FMO loan balance of US$4.09 million was prepaid in full on March 1, 2006.

Undrawn Facilities

On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in 10 equal installments commencing six months from the first drawdown date at a floating rate of US$ LIBOR plus .815% margin per annum with an option to fix the rate prior to the drawdown date. The facility is expected to be drawn in the third quarter of 2006.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with Finnish Export Credit Ltd., as the Lender on Record. Smart opted to utilize only a total of US$67 million which was drawn in February 15, 2006 and March 13, 2006 for US$10 million and US$57 million, respectively. The balance of US$3 was canceled. After a partial repayment on March 1, 2006, US$66 million remained outstanding as at March 31, 2006. The facility is a 5-year term loan with final repayment on September 1, 2010. Interest is payable semi-annually at a fixed rate of 4.515% per annum.

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart’s local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively. The FMO loan with original final maturity of September 1, 2007 was prepaid in full on March 1, 2005. The ECGD and EKN loans, both with original final maturity on December 31, 2007, were prepaid in full on June 30, 2005.

US$12 Million Term Loan Facility

On May 29, 2003, PLDT obtained a US$12 million term loan facility from DEG-Deutsche Investitions und Entwicklungsgesellschaft mbH, or DEG. As of December 31, 2005, this loan had an outstanding balance of US$4 million. The US$4 million undrawn portion of the US$12 million term loan facility was cancelled pursuant to a request by PLDT to DEG effective September 26, 2004. The outstanding balance of this loan was repaid in full on June 16, 2006.

Restructured Loans

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, representing 98% of its total liabilities as at that date.

As a result of the restructuring:

a.        50% of the financial debt of each participating creditor was released in consideration for the allotment of Piltel Series K Class I Convertible Preferred Stock. One (1) Piltel Series K Class I Convertible Preferred Stock was exchanged for every Php340 worth of debt (converted into Pesos at an exchange rate of Php47.05 = US$1.00 for dollar-denominated debt and Php1.00 = JP¥2.39522 for yen-denominated debt), which shares were immediately and mandatorily converted into PLDT Convertible Preferred Stock. One PLDT Series V, VI or VII Convertible Preferred Stock was issued for every five (5) Piltel Series K Class I Convertible Preferred Stock.

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

Piltel’s residual long-term debt to third parties that was not exchanged in the debt exchange offer conducted by Smart in 2004 consists of:

Description	2005		2004
	(in millions)
Restructured debts
Philippine Pesos
10 year Tranche B		Php241		Php241
15 year Tranche C		241		241
		482		482
U.S. Dollars
10 year Tranche B	US$10	515	US$10	548
15 year Tranche C	10	515	10	548
15 year Conversion Notes Facility	99	5,275	99	5,606
	US$119	6,305	US$119	6,702
Total		6,787		7,184

Unrestructured debt
U.S. Dollars
Convertible bonds	US$1	49	US$1	52
Total		6,836		7,236
Less current portion		120		59
		Php6,716		Php7,177

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

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support, or LOS, for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel or any of its subsidiaries or affiliates on or after March 23, 2000. Under the LOS, PLDT is required to provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of the amount required by it to discharge in full its obligations to any creditor of Piltel and all its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. As at December 31, 2005 and 2004, the remaining undrawn balance available under the PLDT LOS was US$50 million, approximately Php2,666 million (2005) and Php2,831 million (2004), due to prior investments made from March 23, 2000 to December 31, 2002 aggregating to US$100 million through PLDT’s subscription to Series J Class I preferred shares of Piltel. There has been no drawdown under the LOS in 2005 and 2004.

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

Piltel likewise agreed to pay into a dedicated account (a Sinking Fund Account) the amount by which earnings before interest, tax, depreciation and amortization, and exceptional items for a financial year is greater than 200 percent of the projected debt service costs and permitted capital expenditure for the following financial year (the Excess Cash flow). The money in that Sinking Fund Account will be used (before any drawings are made under the LOS) to fund cash flow deficiencies of Piltel. Also, if actual capital expenditure for a financial year differs from the projected capital expenditure, Piltel will either pay into the Sinking Fund Account established at the end of that year an amount equal to any over-projection of capital expenditure or will be entitled to withdraw funds, if any, equal to any under-projection. Any credit balance in the Sinking Fund Account after two financial years will be used to prepay all participating creditors on a pro rata basis. On June 5, 2006, Piltel made a partial voluntary prepayment under its Philippine peso facility, U.S. dollar facilities, Japanese yen facility and notes indenture. The amount of the voluntary prepayment is equivalent to the excess cash flow from the operations of Piltel’s business. The voluntary prepayment was made in lieu of depositing those funds into a Sinking Fund Account. The aggregate voluntary prepayment amount was Php9,454 million, or US$179 million, which was applied proportionally to the various debt facilities as set out in the intercreditor agreement dated June 4, 2001.

Satellite Acquisition Loans

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2003, Ex-Im Bank of the United States approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1½ years to July 15, 2007 and reducing the interest rate by 1% to 5.6%. The revised repayment terms have been approved by the majority of the local creditor banks.

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$21 million (Php1,107 million) in favor of U.S. Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$36 million (Php1,934 million), which will mature on various dates from 2006 to 2007.

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

As of the date of this report, Mabuhay Satellite and the Banks are under negotiations for the extension of maturity dates in respect of the existing Omnibus Agreement.

Japanese Yen Debt:

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under JBIC’s OIL program. The loan, which was drawn on July 31, 2002, is being amortized semi-annually beginning March 21, 2005 and will mature on March 21, 2008.

NEXI Supported JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by NEXI, of which JP¥2,520 million was drawn and JP¥1,575 million was outstanding as at December 31, 2005. The undrawn balance of JP¥3,095 million was cancelled at the end of the Availability Period on December 3, 2004. All outstanding amounts under this facility supported by NEXI were repaid in full on June 13, 2006.

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

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million matured on June 9, 2005 and Php810 million will mature on June 9, 2010.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement on September 28, 2000 with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million. The loan, which was funded under the JBIC Facility for Private Sector Development of the Development Bank of the Philippines and amortized in 15 quarterly installments matured and was paid on October 26, 2005.

Secured Term Loans

Php150 Million Term Loan Facility

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million. The loan facility was fully drawn on December 31, 2002 and payable in seven quarterly installments, with a grace period of one year, beginning year 2003. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan was equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan was secured by ePLDT’s deed of assignment of receivables of a subsidiary from a foreign customer and an investment in an associate with an original cost of Php629 million. This loan was fully paid as at March 31, 2005. The investment in this associate has been fully provided for as disclosed in Note 8 – Investments.

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into another three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. The loan facility was fully drawn as at December 31, 2004. The loan is to be repaid in nine equal quarterly installments starting March 2005 with final repayment in March 2007. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Trust Indenture Agreement, or MTIA, on a parcel of land with a carrying value of Php279 million as at December 31, 2004. As at December 31, 2005, the outstanding balance of this loan amounted to Php56 million, of which Php44 million will mature in the last quarter of 2006.

Php149 Million Term Loan Facility

As at December 31, 2005, Vocativ, a wholly-owned call center subsidiary of ePLDT, had an outstanding five-year term loan facility of Php109 million with Asia United Bank for the payment of its additional capital expenditures and working capital requirements. The loan is to be repaid in 14 equal quarterly installments starting April 2006 with final repayment in July 2009. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Participation Certificate against the MTIA between ePLDT and Asia United Bank Corporation – Trust and Investments Group dated March 15, 2004 on a parcel of land, which excludes the buildings and improvements. In 2005, Vocativ prepaid Php40 million of the loan.

Unsecured Term Loans

Php1,000 Million Term Loan Facility

On June 14, 2001, Smart signed its GSM Phase 5A financing of Php1,000 million term loan. The outstanding balance under this facility of Php467 million was prepaid on June 28, 2004.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have maintained compliance with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. The terms of some of our debt instruments have no minimum amount for cross-default. In addition, we are required to comply with certain financial ratios for the incurrence of capital expenditures in excess of US$10 million and incurrence of indebtedness.

In particular, under our JP¥9.760B loan agreement with JBIC, we are required to obtain prior written consent of JBIC for capital expenditures in excess of US$10 million, unless, among other things, our current ratio, calculated on a non-consolidated basis and after taking into account such expenditures, will not be less than 0.90:1. As at March 31, 2006, our current ratio as calculated under our debt covenants on a non-consolidated basis, was 1.51:1. We currently believe that our current ratio is unlikely to be less than 0.90:1 due to a smaller current portion of our long-term debt going forward. As a result, we believe that our financial ratios currently do not materially limit our ability to incur our budgeted capital expenditures or to obtain additional financings.

The principal factors that can negatively affect our ability to comply with the financial ratios and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expenses may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 98% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. The peso has been subject to significant fluctuations in recent years. From 2002 to 2004, the peso has generally been depreciating from a high of Php49.336 on May 20, 2002 to a low of Php56.443 on October 14, 2004. In 2005, the peso fluctuated significantly from a low of Php56.321 on July 8 to a high of Php53.062 on December 29. As at December 31, 2005, the peso had appreciated by 5.8% to Php53.062 to US$1.00, from Php56.341 to US$1.00 as at December 31, 2004.

PLDT’s ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of its fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting PLDT in complying with non-consolidated covenants or covenants that are calculated without giving effect to the results of PLDT’s investees.

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

Moreover, certain of PLDT’s debt instruments restrict PLDT from declaring or distributing dividends to common stockholders. In particular, under certain loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 0.90:1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

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

Smart’s debt instruments contain certain restrictive covenants, including covenants that prohibit Smart from paying dividends, redeeming preferred stock, making distributions to PLDT or otherwise providing funds to PLDT or any affiliate without the consent of its lenders under its Phases 1, 2 and 3 facilities. Also, Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; (c) any reduction in PLDT’s ownership of Smart’s shares below 51%; (d) any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding; and (e) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements.

As at December 31, 2005, Piltel was not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders). Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness does not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT or Smart.

The Credit and Omnibus Agreements of Mabuhay Satellite imposes several negative covenants. In particular, these covenants, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at December 31, 2005, ePLDT was in compliance with all of its financial covenants.

Obligations Under Capital Lease

The future minimum payments for capitalized leases are as follows as at December 31, 2005:

Year	(in million pesos)
2006	895
2007	341
2008	14
2009	7
2010	8
2011 and onwards	435
Total minimum lease payments	1,700
Less amount representing interest	603
Present value of net minimum lease payments	1,097
Less capital lease maturing within one year (Note 7)	716
Long-term portion of obligations under capital lease	381

Municipal Telephone Projects

In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to provide telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As at December 31, 2005, PLDT’s aggregate remaining obligation under this agreement was approximately Php858 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair has made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as it has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of Public Telecommunications Policy Act, or R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability, thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then, no mutually acceptable agreement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. On May 5, 2005, PLDT received a letter from the DOTC stating that PLDT is in default for failure to remit to the DOTC the quarterly installments under the lease agreement. Due to the failure of the parties to amicably settle their dispute, on September 28, 2005, PLDT demanded that the dispute be referred to arbitration and that the parties agree on the composition of the arbitration committee. PLDT has not received any response from the DOTC. As at December 31, 2005, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php28 million and Php735 million, respectively.

Other Long-term Capital Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart and Piltel have capital lease obligations aggregating Php818 million as at December 31, 2005 in respect of office equipment and facilities.

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

Notes Payable

This account consists of Philippine peso and U.S. dollar-denominated short-term bank loans and trust receipts at weighted average interest rates, or WAIR, of 11.75% at December 31, 2004 for Philippine peso borrowings, and 2.78% at December 31, 2004 for U.S. dollar borrowings. The loan facility was fully paid in 2005.

13. Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	2005	2004
	(in million pesos)
Accrual of capital expenditures under long-term financing	5,769	3,970
Advance payment under a receivables purchase facility (Note 5)	976	1,644
Liabilities on asset retirement obligations (Note 3)	752	638
Others	924	736
	8,421	6,988

14. Preferred Stock Subject to Mandatory Redemption

As at December 31, 2005, PLDT had issued 3 million shares of Series V Convertible Preferred Stock,
5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stock will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JP¥4,071.89 per share, respectively. Due to the foreign currency component of the call option embedded in the Series VI and VII Convertible Preferred Stock, such call options were bifurcated and accounted for separately in conformity with SFAS 133, as amended, see Note 23 – Financial Assets and Liabilities. The aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock as at date of issuance – net of the bifurcated option values – is shown under the “Preferred Stock Subject to Mandatory Redemption” account in the consolidated balance sheets.

As at June 4, 2001, the aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock (inclusive of the option values) amounted to Php10,165 million, as determined using an independent party’s valuation model. The remaining difference between this aggregate fair value amount and the Php20,080 million Piltel restructured debt was deferred and presented as part of “Remaining excess of debt forgiven over value of consideration given” account in the consolidated balance sheets in conformity with the accounting for troubled debt restructuring, such that no gain was recorded on the restructuring. Thereafter, interest incurred on the remaining restructured debt is recorded as an offset against remaining excess of debt forgiven over the value of consideration given. Total interest incurred related to the restructured debt for the years ended December 31, 2005, 2004 and 2003 amounted to Php365 million, Php473 million and Php688 million, respectively. As at December 31, 2005 and 2004, the remaining excess of debt forgiven over the value of consideration given balance amounted to Php2,015 million and Php2,380 million, respectively, after giving effect to the above interest expense, cancellation of Piltel debt through Smart acquisition from Piltel’s creditors of the 69.4% of outstanding restructured Piltel debt, see
Note 12 – Interest-bearing Financial Liabilities, and the additional issuances in 2004 and 2003 of convertible preferred shares to restructure Piltel’s debt.

The difference between the aggregate fair value of the Series V, VI and VII Convertible Preferred Stock at issue date (net of the bifurcated option values for Series VI and VII) and the aggregate redemption value is accreted over the period up to the call option date using the effective interest rate method. Accretions added to “Preferred stock subject to mandatory redemption” and charged against accumulated deficit for the years ended December 31, 2005 and 2004 amounted to Php1,443 million and Php1,503 million, respectively. Unaccreted balance as at December 31, 2005 and 2004 amounted to Php3,886 million and Php7,060 million, respectively.

“Preferred Stock Subject to Mandatory Redemption” amounted to Php12,004 million and Php14,956 million as at December 31, 2005 and 2004, respectively, after revaluation of Series VI and VII Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at December 31, 2005 and 2004, 3,376,743 shares and 1,060,940 shares, respectively, of the Convertible Preferred Stock have been converted into PLDT common shares. The outstanding shares of Series V, VI and VII Convertible Preferred Stock as at December 31, 2005 were 240,887, 4,398,914 and 3,842,000, respectively. The aggregate redemption value of the outstanding Series V, VI and VII Convertible Preferred Stock amounted to Php15,890 million and Php22,016 million as at December 31, 2005 and 2004, respectively.

15. Stockholders’ Equity

The movement of PLDT’s capital account follows:

	Preferred Stock – Php10 par value
	Series A to EE	III	IV			Common Stock –Php5 par value
	No. of Shares			Total Preferred Stock	Amount	No. of Shares	Amount
	(in million shares and pesos)
Authorized				823	Php8,230	234	Php1,170
Outstanding
Balance at January 1, 2003	407	5	36	448	Php4,474	169	Php847
Issuance	5	–	–	5	52	–	–
Conversion	(2)	–	–	(2)	(21)	–	–
Balance at December 31, 2003	410	5	36	451	Php4,505	169	Php847

Balance at January 1, 2004	410	5	36	451	Php4,505	169	Php847
Issuance	1	–	–	1	9	–	2
Conversion	(2)	–	–	(2)	(17)	1	2
Balance at December 31, 2004	409	5	36	450	Php4,497	170	Php851

Balance at January 1, 2005	409	5	36	450	Php4,497	170	Php851
Issuance	–	–	–	–	3	1	2
Conversion	(2)	(5)	–	(7)	(67)	10	51
Balance at December 31, 2005	407	–	36	443	Php4,433	181	Php904

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to FF 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one (1) year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there shall have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2005, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of subscriber investment plan, or SIP. Cumulative Convertible Preferred Stock shall be determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding shall be subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock shall be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price shall be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment shall be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in it sole discretion, shall be deemed appropriate.

At PLDT’s option, the Series A to FF 10% Cumulative Convertible Preferred Stocks are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 27, 2004, the Board of Directors designated 1 million shares of serial preferred stock as Series EE 10% Cumulative Convertible Preferred Stock for issuance throughout 2004, which is an exempt transaction under Section 10.2 of the SRC as confirmed by Philippine SEC on March 22, 2004.

On December 9, 2004, the Board of Directors designated 500,000 shares of serial preferred stock as Series FF 10% Cumulative Convertible Preferred Stock for issuance throughout 2005. Confirmation of exemption of these transactions under Section 10.2 of the SRC is still pending with the Philippine SEC.

On December 6, 2005, the Board of Directors designated 100,000 shares of serial preferred stock as Series GG 10% Cumulative Convertible Preferred Stock for issuance throughout 2006. Confirmation of exemption of this transaction under Section 10.2 of the SRC is still pending with the Philippine SEC.

On October 24, 2005, PLDT issued to JPMorgan, as depositary, and to the holders of the Series III Convertible Preferred Stock a notice of mandatory conversion of all of its outstanding 4,616,200 Series III Convertible Preferred Stock into shares of PLDT common stock, with each share of Series III Convertible Preferred Stock convertible to 1.7129 shares of Common Stock. The Series III Convertible Preferred Stock had been issued in 1994 in connection with a Global Depositary Receipt, or GDR, facility, pursuant to which GDRs evidencing Global Depositary Shares, or GDS, were issued, with each GDS representing one share of Series III Convertible Preferred Stock of PLDT. As of the date of the issuance of the notice of mandatory conversion, the conditions for mandatory conversion under the terms of the Series III Preferred Stock had been satisfied, including: (i) that the average closing price of PLDT’s ADSs for the 30-day period ending seven days prior to the date in which notice of the mandatory conversion was given was above US$29.19, (ii) that there were no dividends in arrears on any shares of the Series III Convertible Preferred Stock, and (iii) that PLDT had sufficient distributable reserves to pay the fixed preferential dividends on the shares of Series III Convertible Preferred Stock, calculated down to and including the mandatory conversion date.

In November 2005, PLDT issued 710,891 shares of PLDT common stock on account of the voluntary conversion of 415,023 shares of Series III Convertible Preferred Stock.

On December 19, 2005, the mandatory conversion date, all of the 4,616,200 outstanding shares of PLDT’s Series III Convertible Preferred Stock were mandatorily converted into shares of PLDT common stock. A total of 7,907,032 shares of PLDT’s common stock were issued as a result of the voluntary and mandatory conversions of all the Series III Convertible Preferred Stock.

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

16. Related Party Transactions

The following is a summary of related party accounts with affiliates presented as part of our consolidated balance sheets as of December 31, 2005 and 2004 and consolidated statements of income for the years ended December 31, 2005, 2004, and 2003:

	2005	2004
	(in million pesos)
Consolidated Balance Sheets
Accrued expenses and other current liabilities	1,156	3,270

	2005	2004	2003
	(in million pesos)
Consolidated Statements of Income
Cost of satellite air time	1,008	1,299	1,919
Repairs and maintenance expenses	640	111	68
Insurance and security services	467	534	581
Professional and other contracted services	147	694	616
Selling and promotions	29	32	26
Rent	8	6	7

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

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

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

As at December 31, 2005 and 2004, PLDT’s outstanding payables under the original Air Time Purchase Agreement was Php3,493 million and Php2,728 million, respectively. Total fees under this agreement amounted to Php1,008 million, Php1,299 million and Php1,919 million for the years ended December 31, 2005, 2004 and 2003, respectively. See Note 21 – Contractual Obligations and Commercial Commitments and Note 22 – Provisions and Contingencies for further discussion.

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

Under an Acknowledgment of the Assignment of Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Air Time Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL, P.T. Bank Internasional Indonesia and various banks.

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

b. Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or any of its subsidiaries are a party, in which a director or key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at December 31, 2005 and 2004 and for the three years ended December 31, 2005, 2004 and 2003 are as follows:

1. Cooperation Agreement with the FP Parties, NTT Communications and DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to DoCoMo pursuant to the Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo, the FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications thereunder to DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•         Restriction on Ownership of Shares of PLDT by NTT Communications and DoCoMo. Each of NTT Communications and DoCoMo have agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of then issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of then issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•         Limitation on Competition. NTT Communications, DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intends to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide NTT Communications and DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•         Business Cooperation. PLDT and DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discount with DoCoMo.

•         Additional Rights of DoCoMo. Upon NTT Communications, DoCoMo and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, DoCoMo and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, DoCoMo will be entitled to certain additional rights under the Cooperation Agreement.

•         Change in Control. Each of NTT Communications, DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the board of directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTTC, DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT board of directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares (a) at a price per share which is less than the fair market value as determined by the board of directors of PLDT as advised by a professional financial advisor, (b) which is subject to conditions which are subjective or which could not reasonably be satisfied, (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT, (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the board of directors of PLDT has used reasonable efforts to discuss with NTT Communications and DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•         Termination. If NTT Communications, DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2. Integrated i-mode Services Package Agreement between DoCoMo and Smart

The Integrated i-mode Service Package Agreement was entered into by Smart and DoCoMo on February 15, 2006, under which DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode service package including non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic.

3. Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003 and March 31, 2005, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. Under the Cooperation Agreement, PLDT agreed to use reasonable efforts to procure that, with respect to the Advisory Services Agreement, PLDT and Smart, will receive at a minimum the specified aggregate number of advisors entitled to be provided by NTT Communications and DoCoMo in accordance with the timetable set out in the Cooperation Agreement;

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

Total fees under these agreements amounted to Php256 million, Php336 million and Php289 million for the years ended December 31, 2005, 2004 and 2003, respectively. As at December 31, 2005 and 2004, outstanding obligations of PLDT amounted to Php23 million and Php49 million, respectively.

4. Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of cellular business for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2004, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2004. On February 18, 2004, Smart and ALBV entered into a renewal of the technical service agreement extending the effectivity of the terms of the agreement to February 23, 2008. Furthermore, in view of the acquisition by Smart of Piltel Series K Class I Convertible Preferred Stock held by PLDT, the parties agreed to make the consolidated net revenues of Smart the basis for the computation of the 1% royalty payable by Smart to ALBV, effective from January 1, 2005.

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

Total fees under these agreements amounted to Php567 million, Php507 million and Php429 million for the years ended December 31, 2005, 2004 and 2003, respectively. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php194 million and Php267 million as at December 31, 2005 and 2004, respectively.

5. Agreements relating to insurance companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php468 million, Php488 million and Php565 million for the years ended December 31, 2005, 2004 and 2003, respectively. Two directors of PLDT have a direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

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

The stock options granted under the ESOP shall vest, beginning two years from the grant date at a per year rate of 25% of the options granted.

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

On December 10, 1999, PLDT granted 1,289,745 options to purchase shares of PLDT’s common stock under the ESOP. Stock option activity under the ESOP for the years ended December 31, 2005, 2004 and 2003 is summarized below:

	Weighted Average Exercise Price Per Share	2005	2004	2003
Balance at beginning of year	Php814	536,589	900,118	1,226,395
Exercised shares	814	(335,605)	(336,745)	–
Cancelled	814	(3,484)	(26,784)	(326,277)
Balance at end of year	Php814	197,500	536,589	900,118

All the above grants under the ESOP were made to executives of PLDT and all outstanding stock options became fully vested in December 2004.

The number of options exercisable at December 31, 2005 and 2004 were 197,500 shares and 536,589 shares, respectively.

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

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of the LTIP for eligible key executives, officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The LTIP is a four-year cash plan covering the period from January 1, 2004 to December 31, 2007. The LTIP awards payment at the end of the four-year period (without interim payments) is contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the plan period and a cumulative consolidated net income target for the plan period. The target increase in the PLDT base share price, which is the average of the closing prices of PLDT shares ten trading days before or after December 31, 2003, is approximately 15% per annum compounded for the plan period.

The compensation cost from LTIP was measured using the variable accounting method under APB Opinion No. 25 since the plan is a variable plan. The accounting for variable plans requires that an estimate of compensation expense be recognized and updated at each accounting period until the measurement date. The final measurement of compensation expense is not determinable until both the number of shares and the exercise price per share are known. The LTIP cost, including cost for advisors (presented under professional and other service fees in the statements of income), recognized as an expense for the year ended December 31, 2005 and 2004 amounted to Php1,224 million and Php378 million, respectively.

Movements in the number of outstanding LTIP awards are as follows:

	2005	2004
Balance at beginning of year	3,685,959	–
Awards	493,429	3,685,959
Cancellations/forfeitures	(294,982)	–
Balance at end of year	3,884,406	3,685,959

In conformity with SFAS 123, the fair value of each award was estimated using pricing model, which considered annual stock volatility of 34.8%, risk-free interest rate of 9.086%, remaining life of the award and weighted average share price Php1,835 as at December 31, 2005. Incentive cost per award as at December 31, 2005 and 2004 amounted to Php1,044.01 and Php716.81, respectively.

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

In conformity with SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” the following table sets forth the Plan’s funded status and pension amounts recognized as at December 31, 2005, 2004 and 2003 based on the latest actuarial valuation dated February 2006:

	2005	2004	2003
	(in million pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	6,864	5,971	7,984
Service cost	427	382	515
Interest cost	684	535	716
Benefits paid	(495)	(18)	(17)
Actuarial loss (gain)	121	679	(1,227)
Curtailment	–	116	274
Settlement	–	(801)	(2,274)
Benefit obligation at end of year	7,601	6,864	5,971

Change in plan assets:
Fair value of plan assets at beginning of year	4,448	3,927	2,915
Employer’s contribution	633	883	2,703
Actual return on plan assets	568	457	600
Settlement	–	(801)	(2,274)
Benefits paid	(495)	(18)	(17)
Fair value of plan assets at end of year	5,154	4,448	3,927
Funded status	(2,447)	(2,416)	(2,044)
Unrealized net transition obligation	189	199	229
Unrecognized net actuarial loss (gain)	116	89	(498)
Accrued benefit cost	(2,142)	(2,128)	(2,313)

Components of net periodic benefit cost:
Service cost	427	382	515
Interest cost	684	535	716
Expected return on plan assets	(540)	(376)	(303)
Amortizations of:
Unrecognized net transition obligation	10	10	13
Unrecognized actuarial loss	–	–	2
Net periodic benefit cost	581	551	943

The accumulated benefit obligations amounted to Php1,946 million, Php2,868 million and Php4,330 million as at December 31, 2005, 2004 and 2003, respectively.

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as at December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Weighted average assumptions:
Discount rate	11%	10%	9%
Expected return on plan assets	10%	10%	9%
Rate of compensation increase	8%	7%	6%

The allocation of the fair value of plan assets for PLDT follows:

	2005	2004	2003
Investments in debt and fixed income securities	40%	41%	44%
Investments in equity securities	37%	33%	36%
Investments in real estate	13%	16%	15%
Investments in mutual funds	6%	2%	2%
Investments in temporary placements	4%	8%	3%
	100%	100%	100%

As at December 31, 2005, our plan assets include investments in shares of stock of PLDT and Piltel with a total fair values aggregating Php1,643 million, which represent about 29% of our beneficial trust fund’s net assets available for plan benefits (31% in 2004 and 36% in 2003).

Movements of shares of stock of PLDT and Piltel held by the plan during 2005 are as follows:

	PLDT		Piltel
	Common Shares	Preferred Shares	Common Shares
Numbers of shares held by the plan as at January 1, 2005	661,643	36,000,000	19,958,760
Purchases during the year	–	–	–
Sales during the year	–	–	–
Number of shares held by the plan as at December 31, 2005	661,643	36,000,000	19,958,760

Dividends received by the plan from PLDT for the years ended December 31, 2005, 2004 and 2003 amounted to Php86 million, Php47 million and Php51 million, respectively.

PLDT expects to make approximately Php558 million of cash contributions to its pension plan in 2006.

The table below presents the expected compulsory retirement benefits of PLDT to be paid out of the fund for the next ten years:

Year	(in million pesos)
2006	62
2007	102
2008	124
2009	145
2010	211
2011 and onwards	2,781

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

The allocation of the fair value of plan assets for Smart follows:

	2005	2004	2003
Investments in debt securities	76%	78%	86%
Investments in equity securities	23%	20%	12%
Others	1%	2%	2%
	100%	100%	100%

Smart expects to make approximately Php97 million of cash contribution to its pension plan in 2006.

The table below presents the expected compulsory retirement benefits of Smart to be paid out of the fund for the next ten years:

Year	(in million pesos)
2006	10
2007	13
2008	17
2009	28
2010	43
2011 and onwards	319

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

18. Operating Revenues and Expenses

Service Revenues

	2005	2004	2003
	(in million pesos)
Wireless services
Cellular	71,502	65,818	52,750
VSAT	1,961	1,958	897
Fixed lines
Local exchange	20,210	20,606	20,728
International long distance	12,240	12,804	12,767
National long distance	5,232	6,736	6,561
Data and other network	6,001	4,433	5,112
Miscellaneous	441	535	328
Information and communications technology	2,761	2,014	1,343
	120,348	114,904	100,486

Non-service Revenues

	2005	2004	2003
	(in million pesos)
Sale of computers, cellular handsets and SIM-packs	2,752	6,111	10,548
Point-of-product sales	235	158	166
	2,987	6,269	10,714

Compensation and Benefits

	2005	2004	2003
	(in million pesos)
Salaries and benefits	11,465	10,307	11,603
Incentive plans (Note 17)	1,195	308	38
Pension and other benefits (Note 17)	734	835	(21)
MRP (Note 11)	458	566	1,565
	13,852	12,016	13,185

Asset Impairment

	2005	2004	2003
	(in million pesos)
Investments (Note 8)	–	1,047	–
Property, plant and equipment (Note 7)	11	365	675
	11	1,412	675

Financing Costs

	2005	2004	2003
	(in million pesos)
Interest on loans and related items (Note 24)	10,119	11,710	12,321
Financing charges (Note 23)	1,436	1,157	1,317
Accretion on financial liabilities - net (Notes 12 and 23)	568	1,185	729
Capitalized interest (Notes 7 and 24)	(504)	(595)	(887)
Foreign exchange losses (gain) - net (Notes 12 and 23)	(8,196)	2,776	9,672
	3,423	16,233	23,152

Other Income - Net

	2005	2004	2003
	(in million pesos)
Gain on debt exchange and debt restructuring transactions (Php16.59 per share) (Note 12)	–	2,816	–
Miscellaneous income (expense) - net	1,016	(286)	799
	1,016	2,530	799

19. Income Taxes

The net current and noncurrent components of deferred tax assets (liabilities) recognized in the consolidated balance sheets follow:

	2005	2004
	(in million pesos)
Net current deferred income tax assets	9,866	10,331
Net noncurrent deferred income tax assets	13,583	9,696
Net noncurrent deferred income tax liabilities	(44)	–

The components of the consolidated net deferred tax assets and liabilities are as follows:

	2005	2004
	(in million pesos)
Current assets:
Allowance for doubtful accounts	5,531	5,603
Unearned revenues – others	798	1,848
Unearned prepaid card revenues	781	848
MCIT	526	359
Provision for unrealizable assets	423	452
Allowance for inventory obsolescence	337	353
Past service pension cost	170	192
Capital lease	157	181
Executive stock option plan	104	–
Derivative instruments	67	151
NOLCO	14	1,072
Others	1,458	1,073
	10,366	12,132
Current liabilities:
Unrealized gains on financial instruments	(13)	(107)
Fair value adjustment on investments	(27)	–
	10,326	12,025
Less valuation allowance	460	1,694
Net current assets	9,866	10,331
Noncurrent assets:
Asset impairment	6,771	7,180
Unrealized foreign exchange losses	6,414	13,011
NOLCO	3,926	–
Excess of debt forgiven over value of consideration given	1,636	1,867
Unrealized losses on derivative instruments	1,487	2,217
Unearned revenues – others	1,388	779
Past service pension cost	861	956
Accrued pension cost	783	711
LTIP	520	113
Deferred charges	283	311
Asset retirement obligations	157	104
Accelerated depreciation	1,753	1,410
	25,979	28,659
Less valuation allowance	5,397	11,969
	20,582	16,690
Noncurrent liabilities:
Intangible assets	(210)	(51)
Capitalized taxes and duties - net of amortization	(516)	(583)
Financial instruments	(794)	(1,316)
Fixed assets componentization	(815)	–
Capitalized interest charges - net of amortization	(4,664)	(5,044)
	(6,999)	(6,994)
Net noncurrent assets	13,583	9,696
Noncurrent liabilities
Unrealized foreign exchange losses	44	–

Provision for (benefit from) income tax consists of:

	2005	2004	2003
	(in million pesos)
Current	8,583	7,357	2,331
Deferred	(3,734)	(531)	(3,731)
	4,849	6,826	(1,400)

Mabuhay Satellite and Subic Telecom are registered as Subic Bay Freeport Enterprises while Clark Telecom is registered as a Clark Special Economic Zone Enterprise under R.A. No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite, Subic Telecom and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in the Act.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology, or IT, service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday, or ITH, from January 2001.

Parlance Systems, Inc., or Parlance, is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance shall be entitled to certain tax incentives like ITH for six years starting June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration.

iPlus Intelligent Network, Inc., or iPlus, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of application service provider on a pioneer status. Under such registration, iPlus is entitled to a six-year ITH incentive from the actual start of commercial operations until January 1, 2009.

Vocativ Systems, Inc., or Vocativ, is registered with the Philippine Economic Zone Authority, or PEZA, as an Ecozone Export Enterprise to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes after the expiration of its incentives. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. No. 7916, “The Special Economic Zone Act of 1995,” and shall be paid and remitted in accordance with the amendments contained in R.A. No. 8748, as follows: (a) 3% to the National Government; and (b) 2% which shall be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

On December 5, 2005, Vocativ received approval from PEZA for the adjustment of the start of commercial operations, effectively extending the ITH expiration to the end of March 2006. An application for an ITH extension for another two years is pending approval from PEZA as at March 31, 2006.

mySecureSign, Inc., or mSSI, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of services related to public key infrastructure on a pioneer status. Under such registration, mSSI enjoys, among other incentives, a six-year ITH from August 1, 2001 or actual start of commercial operations, whichever comes first. mSSI started commercial operations on January 1, 2002.

ePLDT Ventus, Inc., or ePLDT Ventus, is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Ventus shall be entitled to certain tax incentives such as an ITH for six years starting March 2005. In relation to this, Ventus is required to comply with specific terms and conditions stated in the BOI registration.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects, entitling it to a three-year ITH which expired on May 2, 2004. The tax incentive was utilized by Smart on the basis of incremental income generated from such expansion projects. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects, entitling it to enjoy a six-year ITH. In this case, the tax incentive is availed for the entire taxable income from the projects. The BOI registration for this projects was cancelled effective September 14, 2004, which resulted in the termination of all incentives granted to Smart under such registration.

Wolfpac is registered with the BOI as a new operator of service provider applications. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, ITH for four years from February 2004.

Smart Broadband has three registered activities with the BOI on a pioneer status, namely: (i) new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of these registrations, Smart Broadband is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years from February 2001, August 2001 and July 2005, respectively.

Income derived from non-registered activities with the BOI is subject to the normal income tax rate enacted as at the balance sheet date.

Consolidated tax incentives availed for the years ended December 31, 2005, 2004 and 2003 amounted to Php235 million, Php2,208 million and Php6,425 million, respectively.

The balance of NOLCO as at December 31, 2005 may be used by the particular entities that incurred the losses as deductions against their future taxable income as follows:

Year Incurred	Expiry Date	(in million pesos)
2003	December 31, 2006	4
2004	December 31, 2007	87
2005	December 31, 2008	11,229
Total NOLCO		11,320

Our MCIT as at December 31, 2005 is detailed as follows:

Year Incurred	Expiry Date	(in million pesos)
2003	December 31, 2006	42
2005	December 31, 2008	484
Total NOLCO		526

The reconciliation between the provision for (benefit from) income tax at the applicable statutory tax rate and the actual provision for (benefit from) income tax follows:

	2005	2004	2003
	(in million pesos)
Provision for income tax at the applicable statutory tax rates	14,875	11,149	3,123
Tax effects of:
Tax exempt income and non-deductible expenses	445	3,731	2,695
Results of operations subject to income tax holiday and other non-taxable income	(1,234)	(1,316)	(6,089)
Equity share in net losses (income) of associates	(2)	24	28
Differences between statutory tax rate and special tax rate of certain subsidiaries	(1,507)	(835)	(490)
Changes in valuation allowance	(7,728)	(5,927)	(667)
Actual provision for (benefit from) income tax	4,849	6,826	(1,400)

20. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per share:

	2005		2004		2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos, except per share amounts)
Net income before cumulative effect of change in accounting policy	40,603	40,603	28,101	28,101	11,106	11,106
Cumulative effect of change in accounting policy	–	–	–	–	(61)	(61)
Dividends on preferred stock	(1,677)	(70)	(1,764)	(285)	(1,739)	(1,485)
Accretion to redemption value of Preferred Stock Subject to Mandatory Redemption and foreign exchange revaluation	(1,443)	(1,746)	(1,503)	(1,503)	(1,309)	(1,309)
Net income attributable to common shareholders	37,483	38,787	24,834	26,313	7,997	8,251
	(in thousand shares)
Outstanding common shares at beginning of year	170,214	170,214	169,476	169,476	169,361	169,361
Effect of issuance of common shares during the year	1,855	1,855	252	252	52	52
Average incremental number of shares under ESOP during the year	–	94	–	155	–	–
Common shares equivalent of preferred shares deemed dilutive:
10% Cumulative Convertible Preferred Stock (Note 14)	–	2,617	–	3,305	–	–
Preferred Stock Series III (Note 14)	–	–	–	7,908	–	–
Preferred Stock Series V (Note 14)	–	–	–	–	–	2,576
Preferred Stock Series VI (Note 14)	–	4,399	–	–	–	4,651
Preferred Stock Series VII (Note 14)	–	3,842	–	–	–	3,842
Weighted average number of common shares for the year	172,069	183,021	169,728	181,096	169,413	180,482
Earnings per common share before cumulative effect of change in accounting policy	Php217.84	Php211.93	Php146.32	Php145.30	Php47.56	Php46.06
Cumulative effect of change in accounting policy	–	–	–	–	(0.36)	(0.34)
Earnings per common share	Php217.84	Php211.93	Php146.32	Php145.30	Php47.20	Php45.72

Series V, VI and VII Convertible Preferred Stock were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares, assuming such preferred shares are converted into common shares and compared against the basic EPS. Since the amount of dividends on the Series V, VI and VII Convertible Preferred Stock over its equivalent number of common shares decreased the basic EPS, these convertible preferred stocks were deemed dilutive.

Dividends Declared For the Years Ended December 31, 2005, 2004 and 2003

	2005		2004		2003
Class	Per Share	Total	Per Share	Total	Per Share	Total
		(in million pesos)		(in million pesos)		(in million pesos)
Preferred Stocks Subject to Mandatory Redemption
Series V	Php4.675	21	Php4.675	48	Php4.675	48
Series VI	US$0.09925	102	US$0.09925	106	US$0.09925	113
Series VII	JPY10.179725	78	JPY10.179725	82	JPY10.179725	93
		201		236		254

10% Cumulative Convertible Preferred Stocks
Series CC	Php1.00	17	Php1.00	17	Php1.00	17
Series DD	1.00	3	1.00	2	1.00	–
Series A, I, R, W, AA and BB	1.00	129	1.00	130	1.00	130
Series B, F, Q, V and Z	1.00	91	1.00	91	1.00	91
Series E, K, O and U	1.00	44	1.00	45	1.00	45
Series C, D, J, T and X	1.00	58	1.00	58	1.00	58
Series G, N, P and S	1.00	27	1.00	27	1.00	27
Series H, L, M and Y	1.00	40	1.00	40	1.00	40
		409		410		408

Convertible Preferred Stocks
Series III	US$1.029412	968	US$1.029412	1,070	US$1.029412	1,040

Cumulative Non-Convertible Redeemable Preferred Stocks
Series IV*		49		48		49

Common Stock	Php14.00	2,384	Php–	–	Php–	–
	21.00	3,598	–	–	–	–
	21.00	3,642	–	–	–	–
		9,624		–		–
Charged to retained earnings		11,251		1,764		1,751

* Dividends are declared based on total amounts, not per share amounts.

Dividends Declared Subsequent to December 31, 2005

	Date			Amounts
Class	Approved	of Record	Payable	Per Share	Total
					(in million pesos)
Preferred Stocks Subject to Mandatory Redemption
Series V	February 27, 2006	March 17, 2006	April 15, 2006	Php4.675	1
Series VI	February 27, 2006	March 17, 2006	April 15, 2006	US$0.09925	23
Series VII	February 27, 2006	March 17, 2006	April 15, 2006	JPY10.179725	18
					42

Common Stock	February 27, 2006	March 20, 2006	April 20, 2006	Php28.00	5,062
					5,104

21. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as at December 31, 2005:

		Long-term lease obligations		Unconditional purchase	Other long-term
Year	Long-term debt	Operating	Capital	obligations(1)	obligations	Total
	(in million pesos)
2006	18,797	631	895	4,969	–	25,292
2007	19,993	605	341	1,061	–	22,000
2008	6,633	486	14	1,061	–	8,194
2009	14,146	463	7	1,062	8,844	24,522
2010	3,386	392	8	1,061	7,046	11,893
2011 and onwards	49,358	1,059	435	3,184	–	54,036
Total	112,313	3,636	1,700	12,398	15,890	145,937

(1) Based on the original Air Time Purchase Agreement with AIL.

Long-term Debt Obligations

For discussion of our long-term debt obligations, see Note 12 – Interest-bearing Financial Liabilities.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at December 31, 2005, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php17 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at December 31, 2005, PLDT’s aggregate remaining obligation under this agreement was approximately Php30 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php3,272 million as at December 31, 2005 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations aggregating Php119 million as at December 31, 2005, and ePLDT has lease obligations aggregating Php198 million as at December 31, 2005 in respect of certain office space rentals.

Long-term Capital Lease Obligations.

For a discussion of our long-term capital lease obligations, see Note 12 – Interest-bearing Financial Liabilities.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 16 – Related Party Transactions, PLDT is a party to a Founder NSP Air Time Purchase Agreement entered into with AIL in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the date of commercial operations of the Garuda I Satellite.

In the event that AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. See Note 16 – Related Party Transactions and Note 22 – Provisions and Contingencies for further details relating to the Air Time Purchase Agreement with AIL. As at December 31, 2005, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,120 million.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus, a wholly-owned subsidiary of ePLDT and the Philippines’ pioneer in IP-based IT response center, entered into an application services provider, or ASP, and reseller contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe ™ IP-based contact center services. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, e-mail and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of other management applications. The aggregate value of these licenses is US$2.1 million and these licenses will be delivered quarterly over a two-year period. Further to the agreement,
I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with necessary support in terms of sales, marketing, and technical services. Effective March 30, 2004, I-Contact agreed to amend the agreement and waived all financial obligations and committed seats requirement over the two-year period. iPlus will pay all its remaining obligations pertaining only to the 300 seats delivered by I-Contact.

Sale and Purchase Agreement with Smart Broadband. For a discussion of our sale and purchase agreement with Smart Broadband with a remaining obligation of Php1,278 million as at December 31, 2005, see Note 9 – Goodwill and Other Intangible Assets.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 14 – Preferred Stock Subject to Mandatory Redemption, as at December 31, 2005, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

As at December 31, 2005, 2,480,553 shares of Series V Convertible Preferred Stock and 896,190 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. As at December 31, 2005, 240,887 shares of Series V, 4,398,914 shares of Series VI and 3,842,000 shares of Series VII Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at December 31, 2005 was Php15,890 million, of which Php8,844 million is puttable on June 4, 2008 and Php7,046 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stocks were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying shares of common stock was Php15,564 million, based on the market price of PLDT common shares of Php1,835 per share as at December 31, 2005.

Commercial Commitments

As at December 31, 2005, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,493 million. These commitments will expire within one year.

22. Provisions and Contingencies

As discussed below, we currently expect that going forward, we will pay local franchise taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our consolidated financial statements as at December 31, 2005.

NTC supervision and regulation fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As at December 31, 2005, PLDT had paid, since 1994, a total amount of Php1,960 million in SRF, of which Php1,724 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, stands submitted for decision.

Smart and Piltel have similarly received assessments from NTC for permit, SRF and other charges which were paid under protest. Total payments by Smart amounted to Php122 million each in 2005 and 2004. On February 11, 2005, based on the NTC’s deficiency recomputation, Piltel paid the amount of Php559 million in respect of NTC fees for the period from 1992 to 2004. On September 30, 2005, Piltel paid SRF of Php81 million representing amounts due for 2005.

Local business and franchise tax assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or R.A. No. 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, power to tax businesses within their territorial jurisdiction granted under Batas Pambansa No. 337 and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. No. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. No. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. No. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. No. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the quality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. No. 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise and business taxes starting with the fourth quarter of 1998 and has filed with certain LGUs claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business tax from several cities and provinces following PLDT’s decision to stop payment of local franchise and business taxes.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid a total amount of Php505 million as at December 31, 2005 for local franchise tax covering up to the end of 2004.

PLDT continues to contest the remaining assessments amounting to Php3.7 million as at December 31, 2005, a number of which were based on the gross revenues of PLDT derived from its operations within the entire Philippines. PLDT claims that assuming that it is liable for local franchise tax, R.A. No. 7160 provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some LGUs of gross revenues as the basis for computation of franchise tax is in violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will overstate the franchise tax. As at December 31, 2005, there are two cases pending in the Supreme Court. The motions for reconsideration of the two other unfavorable decisions of the Supreme Court have been denied with finality.

PLDT currently expects that going forward it will pay local franchise and business taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has, likewise, received assessments for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that it is not liable to pay the local franchise and business taxes by virtue of (i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date of R.A. No. 7160.

Smart has recently been declared exempt from payment of local franchise tax to the City of Makati in a decision dated August 3, 2004 by the Makati Regional Trial Court, or RTC. The City of Makati has filed a Motion for Extension to file a Petition for Review with the Court of Appeals. However, on June 9, 2005, the Court of Appeals dismissed the appeal filed by the City of Makati.

The RTC of Iloilo has likewise ruled in a decision dated January 19, 2005 that Smart is exempt from payment of local franchise tax to the City of Iloilo. The City of Iloilo has filed an appeal directly with the Supreme Court which remains pending.

Piltel’s Bureau of Internal Revenue, or BIR, Assessment

Piltel received the following assessment notices from the BIR:

Year	Tax Assessment Type	Basic	Interest	Total
		(in million pesos)
1998	Value Added Tax, or VAT	85.8	68.7	154.5
	Overseas Communications Tax	31.8	25.5	57.3
	Income Tax	12.4	9.4	21.8
	Administrative Penalties	0.1	–	0.1

1999	VAT	94.5	67.8	162.3
	Income Tax	22.7	13.8	36.5

2001	VAT	56.2	35.1	91.3
	Income Tax	13.4	8.9	22.3

Piltel filed applications for compromise settlements with the BIR for the deficiency tax assessments of 1998 and 1999, citing as basis for the compromise settlement its financial incapacity on account of networth and earnings deficit. On June 22, 2005, however, Piltel received a letter from the BIR dated May 9, 2005 denying the applications for compromise settlements.

On June 16, 2005, Piltel filed an administrative protest against the 2001 deficiency income tax and VAT assessments arising from a letter notice. The BIR granted the request for reconsideration by virtue of the tax verification notice dated June 29, 2005, which was received by Piltel on July 1, 2005. In its letter dated August 30, 2005, which Piltel received on September 19, 2005, the BIR issued its final decision on the disputed assessment, which denied the administrative protest filed by Piltel. On October 19, 2005, Piltel filed a petition for review with the Court of Tax Appeals relating to this tax assessment.

On December 12, 2005, Piltel filed a collective application for a compromise settlement with the BIR for the deficiency tax assessments arising from taxable years 1998, 1999 and 2001, citing “reasonable doubt as to the validity of the tax assessments” as a basis. The prescribed minimum percentage of compromise settlement for such basis is 40% of the basic assessed tax. On January 27, 2006, Piltel received the favorable recommendation and approval from the BIR on the said application for a compromise settlement. On January 31, 2006, Piltel settled the total amount of Php114 million, which is equivalent to 40% of the basic taxes per final assessment notices received, to effect the immediate cancellation of the tax assessments. On February 24, 2006, the BIR accepted Piltel’s application for compromise settlement of income tax and VAT for the years 1998 and 1999 and income taxes and VAT for the year 2001, and accordingly, issued a certificate of availment on the said date.

Enhanced Voluntary Assessment Program, or EVAP, Availment

In 2005, the BIR launched a program called EVAP, which grants taxpayers, who availed of the program, the privilege of last priority in audit. The program covers all types of internal revenue taxes which can be availed of on a per tax type basis and required the payment of a certain percentage increase in the said tax compared with the base year or the established fixed minimum EVAP payment, whichever is higher.

PLDT availed of the program and paid a total of Php6 million for VAT and income tax for taxable year 2004 and VAT and withholding tax for taxable year 2002.

On the other hand, Maratel availed of the EVAP for income tax for the taxable year 2004, Subic Telecom availed of the program for its income tax, withholding tax and percentage tax for taxable year 2002, while Clark Telecom availed of the program for its income tax for both taxable years 2003 and 2004. The total payment of Maratel, Subic Telecom and Clark Telecom amounted to Php800,000. Smart’s EVAP availment, for which Php53 million was paid, covered the income tax for the taxable years 2003 and 2004, the VAT for the taxable year 2002, the overseas communications tax for the year 2002, and the withholding taxes for the taxable years 2002 to 2004, while Piltel’s EVAP availment, which involved payment of Php3 million, covered the income tax for the taxable year 2003 and the expanded withholding tax for the taxable years 2003 and 2004.

PLDT and these subsidiaries are awaiting for the EVAP Certificate of Qualification to be issued by the BIR.

Air Time Purchase Agreement with AIL

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite as amended in December 1998 and as assigned and transferred to AIL, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. The Air Time Purchase Agreement required PLDT to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on January 1, 2002, the date of commercial operations, and to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term in the event revenues generated are less than US$45 million in any given year. Under the Air Time Purchase Agreement, the air time payment obligations remain in effect until all indebtedness incurred by AIL has been fully repaid. See Note 16 – Related Party Transactions and Note 21 – Contractual Obligations and Commercial Commitments for detailed discussion of the terms of the agreement.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL. Payments made to AIL under the Air Time Purchase Agreement based on billings of actual usage and the Standstill Agreement amounted to US$2 million and US$1 million for the second quarters of 2005 and 2004, respectively.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. As at December 31, 2005, PLDT’s outstanding payables under the original Air Time Purchase Agreement were approximately Php3,827 million. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. See Note 16 – Related Party Transactions and Note 21 – Contractual Obligations and Commercial Commitments for further discussion.

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

As at December 31, 2005, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,120 million.

We made a reasonable estimate of the amount necessary in the event such obligation would be settled and have made the appropriate provisions in our consolidated financial statements as at December 31, 2005 with due consideration of AIL’s existing indebtedness and of PLDT’s share as one of the founder NSPs.

PLDT’s LOS to Piltel

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support, or LOS, for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel or any of its subsidiaries or affiliates on or after March 23, 2000. Under the LOS, PLDT is required to provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of the amount required by it to discharge in full its obligations to any creditor of Piltel and all its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. As at December 31, 2005 and 2004, the remaining undrawn balance available under the PLDT LOS was US$50 million, approximately Php2,666 million (2005) and Php2,831 million (2004), due to prior investments made from March 23, 2000 to December 31, 2002 aggregating to US$100 million through PLDT’s subscription to Series J Class I preferred shares of Piltel. There has been no drawdown under the LOS in 2005 and 2004.

23. Financial Assets and Liabilities

Our financial assets and liabilities are recognized initially at fair value. Transaction costs (debt issuance costs) are included in the initial measurement of all financial assets and liabilities except those classified as financial instruments measured at fair value through profit and loss. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using the effective interest rate method or at fair value depending on classification.

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2005 and 2004. There are no material unrecognized financial assets and liabilities as at December 31, 2005 and 2004.

	Carrying Value		Fair Value
	2005	2004	2005	2004
	(in million pesos)
Current Financial Assets
Cash and cash equivalents	30,064	27,321	30,064	27,321
Short-term investments	2,746	3,873	2,746	3,873
Trade and other receivables	7,113	7,524	7,113	7,524
Derivative assets	37	335	37	335
Total current financial assets	39,960	39,053	39,960	39,053
Noncurrent Financial Assets
Investments - available-for-sale(1)	109	104	109	104
Derivative assets	2,648	4,116	2,648	4,116
Total noncurrent financial assets	2,757	4,220	2,757	4,220
Total Financial Assets	42,717	43,273	42,717	43,273

Current Financial Liabilities
Obligations under capital lease(2)	716	425	716	425
Notes payable(2)	–	58	–	58
Accounts payable	15,482	8,987	15,482	8,987
Derivative liabilities	192	473	192	473
Current portion of long-term debt(2)	18,797	28,020	19,435	29,083
Dividends payable	746	652	746	652
Total current financial liabilities	35,933	38,615	36,571	39,678
Noncurrent Financial Liabilities
Long-term debt – net of current portion(2)	93,516	131,377	92,811	132,803
Obligations under capital lease(2)	381	601	381	601
Derivative liabilities	5,777	6,930	5,777	6,930
Preferred stock subject to mandatory redemption	12,004	14,956	14,053	18,237
Total noncurrent financial liabilities	111,678	153,864	113,022	158,571
Total Financial Liabilities	147,611	192,479	149,593	198,249

(1) Pertains to investments in club shares.

(2) Included under “Interest-bearing Financial Liabilities” in the consolidated balance sheets.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Interest-bearing Financial Liabilities:

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies	Quoted market price. Estimated fair value is based on the discounted value of future cash flows using the applicable LIBOR and MART1 rates for similar types of loans.
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

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

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, notes payable and accounts payable approximate the carrying amounts as of the balance sheet date.

Derivative Financial Instruments

Our derivative financial instruments are accounted for under non-hedge accounting. Changes in the fair value of these instruments are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as at December 31, 2005 and 2004:

		2005		2004
	Maturity	Notional Amount	Mark-to-market Gain (Loss)	Notional Amount	Mark-to-market Gain (Loss)
		(in millions)
	PLDT
	Long-term currency swaps
	2017	US$300	Php417	US$300	Php748
	2012	250	(428)	250	282

Long-term foreign currency bought call options	2009	175	301	175	672

	Short-term foreign currency bought call options	–	–	76	(198)

	Long-term foreign currency sold call options	175(1)	(270)	175(1)	(22)

	Short-term foreign currency sold call options	–	–	76(2)	117
		JPY151	(2)	JPY–	–

	Interest rate swap	US$125	(1,569)	125	(3,468)

	Forward foreign exchange contracts	220	(169)	87	6
		JPY1,282	7	JPY14	1

	Bifurcated embedded derivatives	US$–	–	US$1	(1)

	Bifurcated equity call options	8 shares	(1,597)	9 shares	(1,026)
			(3,310)		(2,889)
	Smart
	Forward foreign exchange contracts	US$–	–	US$69	(77)
	Bifurcated embedded derivatives	9	26	19	14
			26		(63)
	Net liabilities		(Php3,284)		(Php2,952)

(1) Sold call options of 2009 long-term foreign currency options based on the same notional amount as the long-term foreign currency bought call options.

(2) Sold call options of short-term foreign currency options based on the same notional amount as the short-term foreign currency bought call options.

	2005	2004
	(in million pesos)
Presented as:
Current assets	37	335
Noncurrent assets	2,648	4,116
Current liabilities	(192)	(473)
Noncurrent liabilities	(5,777)	(6,930)
Net liabilities	(3,284)	(2,952)

Analysis of loss on derivative transactions for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(in million pesos)
Net mark-to-market loss at end of year	(3,284)	(2,952)	(2,205)
Net mark-to-market loss at beginning of year	(2,953)	(2,205)	(637)
Net change	(331)	(747)	(1,568)
Settlements and accretion	(1,405)	(328)	–
Gain (loss) on contracts entered into and terminated during the year	(65)	211	(63)
Net loss on derivative transactions	(1,801)	(864)	(1,631)

PLDT

Long-term Currency Swaps

PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties intended as economic hedges of the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As at December 31, 2005 and 2004, these long-term currency swaps have an aggregate notional amount of US$550 million. Under these long-term currency swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine Peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal-only currency swap agreements in order to lower the running hedging cost of the swaps. As at December 31, 2005 and 2004, the outstanding swap contracts have an average exchange rate of Php50.76.

In order to manage hedge costs, these swaps included a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. In March 2004, PLDT amended an additional US$150 million of the long-term currency swaps to include this credit-linkage feature. As at December 31, 2005 and 2004 , US$725 million of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged to about 4.50% and 2.95% per annum as at December 31, 2005 and 2004, respectively.

Long-term Foreign Currency Bought Call Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php90.00 to US$1.00, PLDT will have to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 in addition to the excess above the agreed threshold rate. On the other hand, if on maturity, the Philippine peso to US$1.00 spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. In July 2004, PLDT and its counterparty agreed to re-document and re-classify the transaction into long-term currency option contracts. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 5.68% and 3.94% per annum as at December 31, 2005 and 2004, respectively.

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

Short-term Foreign Currency Bought Call Options

PLDT utilized structures incorporating currency options to hedge the maturing principal on its fixed rate notes due June 2004 and August 2005. Under the terms of the contracts, PLDT will have the option to purchase U.S. dollars at an agreed Philippine peso to U.S. dollar spot exchange rate or the prevailing spot rate at maturity, whichever is lower.

Long-term Foreign Currency Sold Call Options

With reference to the above-mentioned hedge on the PLDT’s 2009 fixed rate notes, PLDT simultaneously sold a currency option contract with the same notional amount of US$175 million with the same maturity that gives the counterparty a right to purchase foreign currency at Php90.00 to US$1.00. Together with the bought call long-term currency option contract, PLDT has the obligation to purchase U.S. dollars at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. In exchange for this condition, the overall net hedging cost for the transaction is reduced.

Short-term Foreign Currency Sold Call Options

In order to manage hedge costs, currency option contracts that hedge PLDT’s fixed rate notes due June 2004 and August 2005 have features similar to those of the long-term currency option contracts. PLDT simultaneously sold currency option contracts with the same notional amounts with the same maturity. Together with the bought call short-term currency option contracts, PLDT has the obligation to buy U.S. dollar at the agreed strike price plus the excess above the agreed threshold rate should the Philippine peso to U.S. dollar spot exchange rate on the maturity date settle beyond that agreed threshold. In exchange for this condition, the overall net hedging cost for the transactions is reduced.

PLDT also entered into short-term U.S. dollar subsidized and accumulating forwards and Japanese yen currency option contracts to hedge other short-term foreign currency obligations.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90 to US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3% such that the fixed coupon rate due to PLDT when the JP¥ strengthens below the agreed threshold will be 8.375%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

Forward Foreign Exchange Contracts

PLDT entered into short-term U.S. dollar and Japanese yen forward foreign exchange contracts to hedge short-term foreign currency obligations.

Bifurcated Embedded Derivatives

Derivative instruments include derivatives (or derivative-like provisions) embedded in non-derivative contracts. PLDT’s outstanding bifurcated embedded derivative transactions as at December 31, 2004 covered service contracts denominated in U.S. dollars paid out to a Japanese company in April 2005. There are no outstanding bifurcated embedded derivative transactions as at December 31, 2005.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series VI and VII Convertible Preferred Stock, see Note 14 – Preferred Stock Subject to Mandatory Redemption. Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT common stock. For 30 days thereafter, the holders of these mandatorily converted shares of common stock have the option to sell such shares of common stock back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. As at December 31, 2005 and 2004, the net negative mark-to-market value of these embedded call options amounted to Php1,597 million and Php1,027 million, respectively.

Smart

Smart uses forward exchange contracts to hedge foreign currency-denominated assets, liabilities and firm commitments. These forward contracts have maturities ranging from one to six months.

Cash deposits, presented as prepayment for forward purchase contract under “Short-term investments”, amounting to Php3,873 million collateralize certain of the forward exchange contracts outstanding as at December 31, 2004. There were no outstanding prepaid forwards as at December 31, 2005. The embedded foreign currency derivatives bifurcated from these prepaid forwards are presented as derivative assets or derivative liabilities.

Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at December 31, 2005 and 2004, outstanding contracts included a service contract with a foreign equipment supplier and various suppliers covering handset importations payable in U.S. dollars.

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

The main risks arising from our financial instruments are liquidity risk, foreign exchange risk, interest rate risk and credit risk. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments. Our accounting policies in relation to derivatives are set out in Note 3 – Summary of Significant Accounting Policies and Practices.

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

Foreign Exchange Risk

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as at December 31, 2005 and 2004:

	2005		2004
	U.S. Dollar	Php Equivalent(1)	U.S. Dollar	Php Equivalent(2)
	(in millions)
Current Financial Assets
Cash and cash equivalents	US$244	Php12,957	US$248	Php13,902
Short-term investments	55	2,934	73	4,090
Trade and other receivables	139	7,371	146	8,229
Derivative assets	1	37	6	335
Total current financial assets	439	23,299	473	26,556
Noncurrent Financial Assets
Derivative assets	50	2,648	73	4,116
Notes receivable	6	346	5	286
Total noncurrent financial assets	56	2,994	78	4,402
Total Financial Assets	US$495	Php26,293	US$551	Php30,958

Current Financial Liabilities
Accounts payable	US$42	Php2,227	US$32	Php1,754
Accrued expenses and other current liabilities	68	3,587	82	4,599
Derivative liabilities	3	192	10	473
Interest-bearing financial liabilities	337	17,867	483	27,195
Total current financial liabilities	450	23,873	607	34,021
Noncurrent Financial Liabilities
Interest-bearing financial liabilities - net of current portion	1,738	92,218	2,292	129,108
Derivative liabilities	109	5,777	105	6,930
Preferred stock subject to mandatory redemption	221	11,702	222	12,512
Total noncurrent financial liabilities	2,068	109,697	2,619	148,550
Total Financial Liabilities	US$2,518	Php133,570	US$3,226	Php182,571

(1) The exchange rate used was Php53.062 to US$1.00.

(2) The exchange rate used was Php56.341 to US$1.00.

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php53.062 to US$1.00 and Php56.341 to US$1.00, the Philippine peso-U.S. dollar exchange rates as at December 31, 2005 and 2004, respectively.

As at June 28, 2006, the peso-dollar exchange rate was Php53.514 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated liabilities as at December 31, 2004 would have increased by Php914 million.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at December 31, 2005, approximately 98% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Of our foreign currency-denominated debts, 3% are in Japanese yen, and the balance in U.S. dollars. Thus, a weakening of the Philippine peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 53% of our consolidated debts, or 44% net of our U.S. dollar cash balances as at December 31, 2005), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the Philippine peso against the U.S. dollar substantially drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see Note 12 – Interest-bearing Financial Liabilities.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

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

We have organized our business into three main segments:

•         Wireless — wireless telecommunications services provided through our cellular service providers, Smart and Piltel, Smart Broadband (formerly Meridian Telekoms, Inc.), our wireless broadband provider; Wolfpac, our wireless content operator; and satellite and VSAT operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat;

•         Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, Maratel, Piltel and BCC which together account for approximately 3% of our consolidated fixed lines in service, and PLDT Global; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT; call center services provided under one umbrella brand name ePLDT Ventus, including Parlance and Vocativ; internet access and gaming services provided by ePLDT’s subsidiaries, Infocom Technologies, Inc., Digital Paradise, Digital Paradise Thailand, netGames and Airborne Access; and e-commerce and IT-related services provided by other investees of ePLDT, as described in Note 8 - Investments.

The results of the reportable segments are derived directly from the PLDT Group’s management reporting system. The results are based on the PLDT Group’s method of internal reporting. The segment assets and results of operations of our reportable segments as at and for the years ended December 31, 2005, 2004 and 2003 reported under U.S. GAAP are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Inter-segment Transactions	Total
	(in million pesos)

As at and for the year ended December 31, 2005
Revenues
Service	74,195	49,431	2,953	(6,231)	120,348
Non-service	2,711	41	352	(117)	2,987
Segment revenues	76,906	49,472	3,305	(6,348)	123,335

Result
Operating income	37,470	10,640	52	352	48,514
Income before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries	40,508	5,205	57	–	45,770
Provision for income tax	(4,285)	(544)	(20)	–	(4,849)
Net income for the year before cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries	36,223	4,661	37	–	40,921

Assets
Segment assets	95,303	188,996	4,355	(42,883)	245,771
Deferred income tax assets	6,735	16,715	(1)	–	23,449
Total assets	102,038	205,711	4,354	(42,883)	269,220

Investments – at equity	–	–	15	–	15
Goodwill	15,472	426	184	–	16,082

Other segment information
Capital expenditures	8,827	6,432	605	–	15,864
Depreciation and amortization	9,200	18,240	415	–	27,855
Provision for doubtful accounts	253	1,944	54	–	2,251
Provision for inventory obsolescence	322	157	–	–	479
Asset impairment	–	–	11	–	11
MRP	131	327	–	–	458
Interest on loans and related items – net of capitalized interest	952	8,639	24	–	9,615
Interest income	1,057	385	15	–	1,457

As at and for the year ended December 31, 2004
Revenues
Service	68,653	48,546	2,080	(4,375)	114,904
Non-service	6,111	–	321	(163)	6,269
Segment revenues	74,764	48,546	2,401	(4,538)	121,173

Result
Operating income (loss)	33,166	16,519	(634)	(512)	48,539
Income (loss) before income tax, cumulative effect of change in accounting policy and minority interest in net loss (income) of consolidated subsidiaries	33,463	2,020	(643)	–	34,840
Provision for income tax	(5,967)	(800)	(59)	–	(6,826)
Net income (loss) for the year before cumulative effect of change in accounting policy and minority interest in net loss (income) of consolidated subsidiaries	27,496	1,220	(702)	–	28,014
Assets
Segment assets	89,869	196,300	3,716	(30,871)	259,014
Deferred income tax assets	3,164	16,846	17	–	20,027
Total assets	93,033	213,146	3,733	(30,871)	279,041

Investments – at equity	–	–	8	–	8
Goodwill	15,787	426	187	–	16,400

Other segment information
Capital expenditures	14,742	4,026	500	–	19,268
Depreciation and amortization	10,082	9,677	339	–	20,098
Provision for doubtful accounts	204	3,751	–	–	3,955
Provision for inventory obsolescence	213	361	3	–	577
Asset impairment	430	365	617	–	1,412
MRP	13	553	–	–	566
Interest on loans and related items – net of capitalized interest	984	10,137	42	(48)	11,115
Interest income	724	248	18	(48)	942

As at and for the year ended December 31, 2003
Revenues
Service	54,635	46,820	1,467	(2,436)	100,486
Non-service	10,548	–	316	(150)	10,714
Segment revenues	65,183	46,820	1,783	(2,586)	111,200

Result
Operating income (loss)	18,919	14,517	(489)	432	33,379
Income (loss) before income tax, cumulative effect of change in accounting policy and minority interest in net loss (income) of consolidated subsidiaries	15,163	(4,911)	(432)	–	9,820
Benefit from (provision for) income tax	(1,672)	3,008	64	–	1,400
Net income (loss) for the year before cumulative effect of change in accounting policy and minority interest in net loss (income) of consolidated subsidiaries	13,491	(1,903)	(368)	–	11,220

Assets
Segment assets	86,696	190,510	3,040	(24,594)	255,652
Deferred income tax assets	3,092	17,546	74	–	20,712
Total assets	89,788	208,056	3,114	(24,594)	276,364

Investments – at equity	763	–	54	–	817
Goodwill	14,941	426	97	–	15,464

Other segment information
Capital expenditures	11,372	6,393	178	–	17,943
Depreciation and amortization	12,183	9,315	314	–	21,812
Provision for doubtful accounts	72	3,950	70	–	4,092
Provision for inventory obsolescence	87	152	12	–	251
Asset impairment	288	–	387	–	675
MRP	–	1,560	5	–	1,565
Interest on loans and related items – net of capitalized interest	1,348	10,034	52	–	11,434
Interest income	368	138	7	–	513

25. Other Matters

a. Supplemental Disclosures of Cash Flow Information

	2005	2004	2003
	(in million pesos)
Cash paid during the year for:
Income tax	9,722	5,478	2,453
Interest:
Capitalized to property, plant and equipment	504	595	887
Charged to operations	10,929	12,310	11,777
Interest income received	1,408	954	484

Supplemental schedule of noncash investing and financing activities:
Preferred stock subject to mandatory redemption issued	–	125	152
Long-term debt restructured	–	170	208

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

d. U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies

Effective as at February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI, because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In separate orders dated February 7 and 26, 2003, the NTC confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issued a Public Notice that AT&T’s and MCI’s circuits on the U.S.-Philippine route were fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

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

Although not included in the initial list of countries exempted from the U.S. FCC’s International Settlements Policy, or ISP, the U.S. FCC identified the U.S.-Philippines route as eligible for being removed from the ISP in accordance with its newly established procedures for doing so. Under this procedure, the U.S. FCC asked for public comment on the removal of the Philippines from the ISP. In comments filed in June and July 2004, removal was supported by several Philippine and U.S. carriers, including AT&T and MCI, and was opposed by one U.S. carrier, International Access, Inc. In November 2004, the U.S. FCC exempted a number of additional countries from the ISP, but not the Philippines. Instead, the U.S. FCC stated that it would rule separately regarding the Philippines after reviewing the issues raised by International Access, Inc.

On July 6, 2004, PLDT filed with the U.S. FCC a petition for reconsideration of the U.S. FCC’s May 13, 2004 Order on the grounds that the order should have vacated as moot the International Bureau’s March 10, 2003 Order.

In a decision dated August 15, 2005, the U.S. FCC: (1) denied PLDT’s petition for reconsideration of the May 13, 2004 Order with respect to the finding that PLDT and other Philippine carriers, in raising their rates for termination of international calls from the U.S., “whipsawed” AT&T and MCI; and (2) removed the U.S.-Philippines route from the restrictions of the U.S. FCC’s ISP as applied to the termination of such traffic from the U.S. In so doing, the U.S. FCC also found that separate allegations made by International Access, Inc. against PLDT failed to demonstrate competitive concerns regarding the U.S.-Philippines route that would warrant retaining the restrictions of the ISP.

e. Investigation by U.S. Department of Justice

In January 2004, PLDT received a grand jury subpoena seeking documents and a PLDT employee was subpoenaed to testify before the grand jury in connection with a criminal investigation being conducted by the U.S. Department of Justice, or U.S. DOJ, with respect to alleged anti-trust violations relating to the provision of international termination services in the Philippines. The U.S. DOJ has also requested testimony and documents from Smart in connection with this investigation. Further, in March 2004, PLDT (U.S.) Ltd., a subsidiary of PLDT Global, received a grand jury subpoena seeking documents, in response to which PLDT (U.S.) Ltd. produced documents. In February 2005, two former employees of PLDT (U.S.) Ltd. testified before the grand jury in the U.S. DOJ matter. A PLDT employee was also scheduled to reappear for testimony in February, but his appearance has been postponed. On May 11, 2005, the U.S. DOJ informed our legal counsel in Washington, D.C., Covington & Burling, that the U.S. DOJ has terminated its anti-trust investigation relating to termination rate increases implemented in early 2003 by certain Philippine long distance carriers including PLDT and that no enforcement action will be taken.

f. Employees and Labor Relations

As at December 31, 2005, we had 18,926 employees within the PLDT Group. PLDT had 9,013 employees at the end of 2005, of which 46% were rank and file employees, 50% were management/supervisory staff and 4% were executives. This number represents a decrease of 463 employees, or approximately 5%, from the staff level as at the end of 2004, mainly as a result of the ongoing MRP. From a peak of 20,312 at the end of 1994, PLDT’s number of employees has declined by 11,299, or 56%, by the end of 2005. As at December 31, 2004, we had 18,433 and 9,476 employees under the PLDT Group and PLDT, respectively.

PLDT has three employee unions, the members of which in the aggregate represent 38% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

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

In connection with the separation from service in 2002 of 322 employees who were engaged in operator-assisted call-handling units, due to redundancies, MKP brought an unfair labor practice case before the National Labor Relations Commission, or NLRC, assailing the legality of the implemented redundancy. On October 28, 2005, the NLRC dismissed the unfair labor practice case ruling in favor of the validity of the redundancy.

g. ePLDT’s Acquisition of Level Up!

On February 16, 2006, ePLDT acquired a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines with about an 80% share of the online gaming market.  The acquisition of Level Up!, together with netGames, ePLDT’s online gaming subsidiary, will strengthen the position of ePLDT as the dominant online gaming company in the country.

h. ePLDT’s Investment in Philweb

On May 5, 2006, ePLDT and Philweb Corporation, or Philweb, signed an investment agreement and subscription agreement for ePLDT to invest in and subscribe to newly issued common shares equivalent to 20% of Philweb’s outstanding common stock for an aggregate amount of Php502.4 million. Philweb is primarily engaged in Internet-based gaming and is currently expected to enable the PLDT Group to gain a firm hold on legitimate gaming content for the PLDT Group’s cellular, fixed line and wireless broadband businesses thereby increasing the PLDT Group’s usage of its various network resources.

i. ePLDT’s Proposed Acquisition of SPI Technologies

On May 25, 2006, we announced that ePLDT and SPI Tech, L.P. entered into a non-binding letter of interest in respect of a potential acquisition by ePLDT of 100% of SPI Technologies, Inc., or SPI, one of the leading pure-play business process outsourcing, or BPO, companies and independent BPO service providers in the world. We currently expect to use internally generated cash funds to finance the possible acquisition by ePLDT of SPI. We believe that the possible acquisition of SPI would solidify ePLDT’s position as one of the largest full service BPO companies. However, there is no obligation on the parties to negotiate definitive transaction documents and there is no assurance whether and on which terms the possible acquisition of SPI will be implemented and, if implemented, whether we will be able to realize any or all of the currently anticipated benefits of such acquisition.

26. Changes in Presentation of Comparative Consolidated Financial Statements

We have reclassified certain accounts in 2004 and 2003 consolidated financial statements to conform with our 2005 consolidated financial statements presentation.