Form 20-F
period 2006-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2007-06-27
CIK 78150

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2006

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

(Address of principal executive offices)

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

10.500% Notes due 2009
11.375% Notes due 2012
8.350% Notes due 2017

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report.

As at December 31, 2006:
188,434,695 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
442,375,057 shares of Serial Preferred Stock, Par Value Ten Philippine Pesos Per Share

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

Large Accelerated Filer [√] Accelerated Filer [ ] Non-Accelerated Filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [ ] Item 18 [√]

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
Business
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
Directors, Key Officers and Advisors
Terms of Office
Family Relationships
Compensation of Key Management Personnel of the PLDT Group
Long-Term Incentive Plan
Executive Stock Option Plan
Share Ownership
Board of Directors
Audit, Nomination, Executive Compensation and Technology Strategy Committees
Directors’ and Officers’ Involvement in Certain Legal Proceedings
Employees and Labor Relations
Pension and Retirement Benefits
Item 7.	Major Shareholders and Related Party Transactions
Related Party Transactions
Item 8.	Financial Information
Consolidated Statements and Other Financial Information
Legal Proceedings
Dividend Distribution Policy
Item 9.	The Offer and Listing
Common Capital Stock and Amercian Depositary Shares (“ADSs”)
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

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States, all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan, and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php49.045 to US$1.00 on December 31, 2006. On June 26, 2007, the volume weighted average exchange rate quoted was Php46.222 to US$1.00.

In this report, each reference to:

•         ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, our wholly-owned subsidiary;

•         AIL means ACeS International Limited, a 36.99%-owned associate of ACeS Philippines;

•         Airborne Access means Airborne Access Corporation, a 51%-owned subsidiary of ePLDT;

•         ARPU means average monthly revenue per user;

•         BCC or Bonifacio Communications Corporation, our 75%-owned subsidiary;

•         BSP means Bangko Sentral ng Pilipinas;

•         ClarkTel means PLDT Clark Telecom, Inc., our wholly-owned subsidiary;

•         CyMed means CyMed, Inc., a wholly-owned subsidiary of SPi;

•         Digital Paradise means Digital Paradise, Inc., a 75%-owned subsidiary of ePLDT;

•         DoCoMo means NTT DoCoMo, Inc.;

•         DSL means digital subscriber line;

•         ePLDT means ePLDT, Inc., our wholly-owned subsidiary;

•         ePLDT Ventus means the umbrella brand name for ePLDT’s call center business, including Ventus, Vocativ and Parlance;

•         First Pacific means First Pacific Company Limited;

•         First Pacific Group means First Pacific and its Philippine and other affiliates;

•         GAAP means generally accepted accounting principles;

•         GSM means global system for mobile communications;

•         Infocom means Infocom Technologies, Inc., a 99.6%-owned subsidiary of ePLDT;

•         Level Up! means Level Up!, Inc., a 60%-owned subsidiary of ePLDT;

•         Mabuhay Satellite means Mabuhay Satellite Corporation, our 67%-owned subsidiary;

•         Maratel means PLDT-Maratel, Inc., our 97.5%-owned subsidiary;

•         netGames means netGames, Inc., an 80%-owned subsidiary of ePLDT;

•         NTC means the National Telecommunications Commission of the Philippines;

•         NTT means Nippon Telegraph and Telephone Corporation;

•         NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation of Japan;

•         NTTC-UK means NTT Communications Capital (UK) Ltd., a wholly-owned subsidiary of NTT Communications;

•         PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;

•         Parlance means Parlance Systems, Inc., a wholly-owned subsidiary of ePLDT;

•         PFRS means Philippine Financial Reporting Standards;

•         Piltel means Pilipino Telephone Corporation, a 92.1%-owned subsidiary of Smart;

•         PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;

•         PLDT Global means PLDT Global Corporation, our wholly-owned subsidiary;

•         SEC means the Securities and Exchange Commission;

•         SIM means subscriber identification module;

•         SMS means short messaging service;

•         Smart means Smart Communications, Inc., our wholly-owned subsidiary;

•         Smart Broadband means Smart Broadband, Inc. (formerly Meridian Telekoms, Inc.), our wireless broadband provider and a wholly-owned subsidiary of Smart;

•         SPi means SPi Technologies, Inc., a wholly-owned subsidiary of ePLDT;

•         SubicTel means Subic Telecommunications Company, Inc., our wholly-owned subsidiary;

•         Telesat means Telesat, Inc., our 94.4%-owned subsidiary;

•         VAS means value-added service;

•         VAT means value-added tax;

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

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3. “Key Information –– Risk Factors.” When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report.

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

Prior to the filing of our Annual Report on Form 20-F in respect of the year ended December 31, 2002, the consolidated financial statements included in our Annual Reports on Form 20-F filed with the U.S. Securities and Exchange Commission, or U.S. SEC, were prepared in conformity with PFRS. PFRS varies in certain significant respects from U.S. GAAP. A description of the significant differences between U.S. GAAP and PFRS and a quantitative reconciliation of such differences in the net loss and stockholders’ equity to U.S. GAAP was disclosed in a note to our previously filed consolidated financial statements.

	Consolidated Financial Data
	Years Ended December 31,
	2006	2006(1)	2005	2004	2003	2002
	(in millions, except operating income per share, earnings per common share, ratio of earnings to fixed charges and dividends declared per common share)
Amounts in conformity with U.S. GAAP:
Statements of Operating Data:
Operating Revenues	Php127,536	US$2,600	Php123,335	Php121,173	Php111,200	Php93,831
Service	125,004	2,549	120,348	114,904	100,486	81,686
Non-service	2,532	52	2,987	6,269	10,714	12,145
Operating Expenses	79,357	1,618	74,821	72,634	77,821	81,802
Operating Income	48,179	982	48,514	48,539	33,379	12,029
Operating income per share
Basic	253.95	5.18	263.81	266.73	179.04	55.47
Diluted	253.95	5.18	255.15	252.20	165.37	52.23
Net income (loss)	33,598	685	40,603	28,101	11,045	(6,158)
Earnings per common share(2)
Basic	174.90	3.57	217.84	146.32	47.20	(52.08)
Diluted	174.90	3.57	211.93	145.30	45.72	(52.08)
Balance Sheets Data:
Cash and cash equivalents	16,870	344	30,059	27,321	19,372	10,974
Total assets	264,195	5,387	269,709	279,041	276,362	269,387
Total long-term debt - net of current portion	69,542	1,418	93,516	131,377	160,464	171,283
Total debt(3)	86,059	1,755	112,313	159,455	186,407	191,668
Total liabilities(4)	154,607	3,152	176,980	215,145	236,630	240,622
Total stockholders’ equity	106,173	2,165	79,595	48,079	24,746	16,413
Other Data:
Depreciation and amortization	28,130	574	27,855	20,098	21,812	17,566
Ratio of earnings to fixed charges(5)	8.1x	8.1x	5.9x	4.1x	2.0x	–
Net cash provided by operating activities	61,201	1,248	66,280	63,107	42,582	39,722
Net cash used in investing activities	36,764	750	13,080	24,764	20,021	17,167
Net cash used in financing activities	36,916	753	49,470	30,325	14,135	15,954
Dividends declared to common shareholders	14,459	295	9,624	–	–	–
Dividends declared per common share	78.00	1.59	56.00	–	–	–

_____________

(1)     We maintain our accounts in Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2006, has been translated into U.S. dollars at the exchange rate of Php49.045 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2006. This translation should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)     In 2006 and 2002, our convertible preferred shares were deemed anti-dilutive based on a calculation of the required dividends on preferred shares for each series of convertible preferred shares divided by the number of equivalent common shares assuming such preferred shares were converted into common shares and compared against the basic earnings per share. Since the amount of dividends on preferred shares over the equivalent number of common shares were greater than the basic earnings per share, the amounts for basic and diluted earnings per share are the same.

(3)     Total debt represents current portion of long-term debt, long-term debt — net of current portion and notes payable.

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

Due to PLDT’s net losses in 2002, the coverage ratio on a consolidated basis was less than 1.0x in that year. In order to achieve a coverage ratio of 1.0x, we would have had to generate additional consolidated earnings of Php2,463 million for the year ended December 31, 2002.

Capital Stock

The following table summarizes PLDT’s capital stock outstanding as at December 31, 2006, 2005 and 2004.

	December 31,
	2006	2005	2004
	(in millions)
Serial Preferred Stock
10% Cumulative Convertible Preferred Stocks
A to EE	Php4,064	Php4,073	Php4,091
Series III	–	–	46
Convertible Preferred Stocks Subject to Mandatory Redemption
Series V(1)	–	2	22
Series VI(1)	9	44	47
Series VII(2)	–	38	38
Cumulative Non-convertible Redeemable Preferred Stock
Series IV	360	360	360
	Php4,433	Php4,517	Php4,604
Common Stock	Php942	Php904	Php851

___________

(1) Preferred stock subject to mandatory redemption in 2008 (see Note 14 – Preferred Stock Subject to Mandatory Redemption to the accompanying consolidated financial statements in Item 18 for further discussion).

(2) All shares of the Series VII Convertibles Preferred Stock were converted in 2006 (see Note 14 – Preferred Stock Subject to Mandatory Redemption to the accompanying consolidated financial statements in Item 18 for further discussion).

Dividends Declared

The table sets forth dividend declarations on shares of PLDT’s common stock in 2006:

	Date			Amount
Class	Declaration	Record	Payable	Per Share	Total
(in million pesos)

Common Stock	February 27, 2006	March 20, 2006	April 20, 2006	Php28.00	Php5,080
	August 8, 2006	August 21, 2006	September 21, 2006	50.00	9,379

In addition, on March 6, 2007, PLDT declared cash dividend of Php50 per share to common shareholders of record as at March 20, 2007 which was paid on April 20, 2007.

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

Dividends Paid

A summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars follows:

	In Philippine Peso	In U.S. Dollars

2002	–	–
2003	–	–
2004	–	–
2005	56.00	1.142
2006	78.00	1.590
April 20	28.00	0.545
September 21	50.00	0.998
2007 (through April 20, 2007)	50.00	1.051

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

The following shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End	Average(1)	High(2)	Low(3)

2002	Php53.254	Php51.583	Php49.336	Php53.841
2003	55.586	54.215	52.021	55.767
2004	56.341	56.044	55.142	56.443
2005	53.062	55.085	53.062	56.321
2006	49.045	51.832	50.106	53.587
2007 (through June 26, 2007)	46.222	47.803	45.718	49.156

_____________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the period.

(2) Highest exchange rate for the period.

(3) Lowest exchange rate for the period.

	Month
	Period End	Average(1)	High(2)	Low(3)
2006
December	49.045	49.431	49.045	49.659
2007
January	48.902	48.908	48.706	49.156
February	48.583	48.365	48.054	48.781
March	48.217	48.501	48.077	48.864
April	47.536	47.785	47.449	48.294
May	46.178	46.749	45.922	47.673
June (through June 26, 2007)	46.222	46.130	45.718	46.594

_________________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the month.

(2) Highest exchange rate for the month.

(3) Lowest exchange rate for the month.

This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the exchange rate as at December 31, 2006 of Php49.045 to US$1.00. You should not assume that such peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at June 26, 2007, the exchange rate quoted through the Philippine Dealing System was Php46.222 to US$1.00.

Risk Factors

Risks Relating to Us

We face competition from well-established telecommunications operators and may face competition from new entrants that may adversely affect our business, results of operations, financial condition and prospects

The Philippine government has liberalized the Philippine telecommunications industry and opened up the Philippine telecommunications market to new entrants. Including the PLDT Group, there are nine major local exchange carriers, seven international gateway facility providers and five cellular service providers in the country. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly data and other network services segments. We cannot assure you that the number of providers of telecommunication services will not further increase or that competition for telecommunications customers will not lead our cellular and fixed line subscribers to switch to other operators or lead us to increase our marketing expenditures or reduce our rates, resulting in a reduction in our profitability.

Competition in the cellular telecommunications industry in the Philippines is based primarily on factors such as network coverage, quality of service and price. Recently, competition has increased as operators sought to develop and maintain market share and to attract new subscribers. Our principal cellular competitors, Globe Telecom, Inc., or Globe, and Digital Telecommunications Philippines, Inc., or Digitel, have introduced aggressive marketing campaigns and promotions. In addition, the government may allocate additional frequencies and award additional cellular telecommunications licenses in the future which could lead to increased competition.

As a result of the competitive environment, Smart has not increased its cellular rates since November 1998. Moreover, the level of competition requires Smart to continuously innovate its products and to conduct promotions, which may affect its cellular revenues and revenue growth. For example, in order to test the market demand for fixed rate or “bucket” plans for voice and text services and in response to similar types of promotions launched by its competitors, Smart launched, in March 2005, the Smart 258 Unlimited Call and Text promotions pursuant to which Smart and Talk ‘N Text prepaid subscribers had the option to avail themselves of unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messages at a fixed rate.

There can be no assurance that incurring additional marketing expenses for these promotions and responding to rate pressures and the potential loss of customers will not have a material adverse effect on our financial performance.

Rapid changes in telecommunications technology may adversely affect the economics of our existing businesses and the value of our assets, increase our required capital expenditures and create new competition

The telecommunications sector has been characterized recently by rapid technological changes. We cannot assure you that these developments will not result in competition from providers of new services or the need to make substantial capital expenditures to upgrade our facilities. Furthermore, the NTC has issued to Smart and our competitors the license covering 3G cellular services, and we have incurred significant expenses in the roll out of these services. We are also continuing to upgrade to a next generation, all-IP network and rolling out a wireless broadband network in order to expand our capability to provide broadband services. These projects will require significant capital expenditures over the next few years.

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

Our results of operations have been, and may continue to be, adversely affected by competition in international long distance service

The international long distance business has historically been one of our major sources of revenue. However, due to competition and the steep decline in international settlement rates that are paid to us by foreign telecommunications carriers for termination of international calls on our network, revenues generated from our international long distance business have overall declined in recent years.

We anticipate that revenues from international long distance and international data services, including our services, will continue to decline in the future, due primarily to:

•         increased competition from other domestic and international telecommunications providers;

•         advances in technology;

•         alternative providers offering Internet telephony, also known as Voice over Internet Protocol, or VoIP, and broadband capacity; and

•         unauthorized traffic termination and bypass routings by international simple resale operators.

We cannot assure you that these declines will not materially and adversely affect our financial performance.

Net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries have been our predominant source of foreign currency revenues. However, in U.S. dollar terms, these payments have been declining in recent years. A continued decline in our foreign currency revenues could increase our exposure to risks from declines in the value of the Philippine peso against the U.S. dollar. We cannot assure you that we will be able to achieve adequate increases in our other revenues to make up for any adverse impact of a further decline in our net settlement payments.

Our debt instruments contain restrictive covenants which require us to maintain certain financial tests and our substantial indebtedness could impair our ability to fulfill our financial obligations, service our other debt and carry out new financings or pay dividends

As at December 31, 2006, we had consolidated total indebtedness of approximately Php86,059 million (US$1,755 million), and a consolidated ratio of debt to equity (total debt on a consolidated basis divided by total equity) of 0.79x. Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios calculated on the basis of PFRS on a consolidated and non-consolidated basis, limit our ability to incur indebtedness, make investments and pay dividends. Financial statements prepared in conformity with PFRS differ in some material respects from financial statements prepared in conformity with U.S. GAAP. For a description of some of these covenants, see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Debt Covenants.”

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

The principal factors that can negatively affect our ability to comply with the financial ratios and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximately 96% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

The peso has been subject to significant fluctuations in recent years. From 2002 to 2004, the peso has generally been depreciating from a high of Php49.336 on May 20, 2002 to a low of Php56.443 on October 14, 2004. In 2005, the peso fluctuated significantly from a low of Php56.321 on July 8, 2005 to a high of Php53.062 on December 29, 2005. While the peso continued to appreciate in 2006, there can be no assurance that the peso will not depreciate and be subject to significant fluctuations going forward.

We have maintained compliance with all of our financial ratios and covenants, as measured under PFRS, under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Inability to comply with the financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

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

Creditors of our subsidiaries will have superior claims to our subsidiaries’ cash flow and assets

A growing portion of our consolidated operating revenues and cash flow from operations is derived from our subsidiaries, particularly Smart. Smart and some of our other subsidiaries have significant internal cash requirements for debt service, capital expenditures and operating expenses and so may be financially unable to pay any dividends to PLDT. Although Smart made dividend payments to PLDT since December 2002, we cannot assure you that PLDT will continue to receive dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or investee in the future.

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

Our businesses require substantial capital investment, which we may not be able to finance

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks and services, require substantial ongoing capital investment. Our consolidated capital expenditures in 2006 and 2005 totaled Php20,348 million and Php15,864 million, respectively. Our 2007 budget for consolidated capital expenditures is approximately Php21,400 million, of which approximately Php11,100 million is budgeted to be spent by PLDT and approximately Php8,800 million is budgeted to be spent by Smart; the balance represents the budgeted capital spending of our other subsidiaries. PLDT’s capital spending is intended principally to finance the continued build-out and upgrade of its data and Internet protocol infrastructures and for its fixed line data services and the maintenance of its network. Smart’s capital spending is focused on expanding and upgrading its transmission network facilities to meet increased demand for cellular services.

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

Our financial position could be materially and adversely affected if the peso significantly fluctuates against the U.S. dollar

Substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our expenses are denominated in U.S. dollars and other foreign currencies, but a significant portion of our revenues is denominated in pesos. As at December 31, 2006, 96% of our total consolidated indebtedness was denominated in U.S. dollars. As at December 31, 2006, approximately 43% of our consolidated foreign currency-denominated debts were unhedged. A depreciation of the peso against the U.S. dollar increases the amount of our debt obligations and operating and interest expenses in peso terms. In the event that the peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations (such as by raising our service rates, including through adjustments to rates for local exchange service based on movements in the peso-to-dollar exchange rate) and other means to offset the resulting increase in our obligations in peso terms. Further, these changes could cause us not to be in compliance with the financial covenants imposed by our lenders under certain loan agreements and other indebtedness.

On the other hand, approximately 33% of PLDT Group’s consolidated service revenues are either denominated in U.S. dollars or is linked to the U.S. dollar. In this respect, an appreciation of the peso against the U.S. dollar reduces our revenues in peso terms and reduces our cash flow from operations.

During the last decade, the peso has generally depreciated against most foreign currencies. In addition, during this period, the Philippine economy has also, from time to time, experienced periods of concentrated peso devaluation and limited availability of foreign currency. Since June 30, 1997, when the Bangko Sentral ng Pilipinas, or BSP, announced that it would let market forces determine the value of the peso, the peso has experienced a significant decline against the U.S. dollar. It depreciated from Php26.376 to US$1.00 on June 30, 1997, to Php56.341 to US$1.00 as at December 31, 2004.

The peso has been subject to significant fluctuations in recent years. From 2002 to 2004, the peso has generally been depreciating from a high of Php49.336 on May 20, 2002 to a low of Php56.443 on October 14, 2004. In 2005, the peso fluctuated significantly from a low of Php56.321 on July 8 to a high of Php53.062 on December 29, 2005. While the peso continued to appreciate in 2006, there can be no assurance that the peso will not depreciate and be subject to significant fluctuations going forward.

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

•         foreign exchange traders including banks covering their short U.S. dollar positions.

The cellular telecommunications industry may not continue to grow

The majority of our consolidated revenues is currently derived from cellular services. As a result, we depend on the continued development and growth of the cellular telecommunications industry. The cellular penetration rate in the Philippines is estimated to have reached approximately 48%. As such, our cellular business is expected to grow at a slower rate as penetration rate increases and Smart moves further into the lower-income segments of the market. The growth of the cellular communications market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices, the price levels of cellular handsets, consumer preferences and amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for cellular services may harm our business.

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

The occurrence of any of these risks could have a material and adverse effect on our ability to provide services to customers. While we are undertaking initiatives to prevent and/or mitigate the occurrence of said risks, including the preparation of a disaster recovery plan that aims to allow restoration of service at the soonest possible time from occurrence of an incident. We cannot assure you that these risks will not occur or that our initiatives will be effective should such risks occur.

A significant number of PLDT’s shares are held by three separate shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT

The First Pacific Group has beneficial ownership of approximately 28% in PLDT’s outstanding common stock as at May 31, 2007. This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership.

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

The FP Parties and/or NTT Communications and/or DoCoMo may exercise their respective influence over these decisions and transactions in a manner that could be contrary to your interests.

If a major shareholder sells its interest in PLDT, the transaction may result in an event of default under certain circumstances

If First Pacific Group or NTT Communications sell all or a portion of their equity interest in PLDT, in certain circumstances, such sale may give rise to an obligation for PLDT to make an offer to purchase its outstanding debt under its US$250 million 11.375% notes due 2012, and may result in a default under certain of Smart’s loan agreements. As at December 31, 2006, Php13,208 million in principal amount of PLDT’s indebtedness is directly subject to a change in major shareholding or offer to purchase requirement and Php1,273 million in principal amount of Smart’s indebtedness is subject to an event of default in the event of a change in major shareholding of PLDT. In such event, if PLDT fails to complete an offer to purchase the affected debts, all of its debt could become immediately due and payable as a result of various cross-default provisions.

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

Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress. Additionally, PLDT operates pursuant to various provisional authorities and certificates of public convenience and necessity, or CPCNs, which are granted by the NTC and expire between now and 2028. Some of PLDT’s CPCNs and provisional authorities have already expired. However, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decisions on these extensions. Smart also operates its cellular, international long distance, national long distance and global mobile personal communications via satellite services pursuant to CPCNs, which will expire upon the expiration of its franchise. Smart’s franchise is due to expire on March 27, 2017, 25 years after the date on which its current franchise was granted. Smart operates international private leased circuits under a provisional authority, which expired on November 6, 2006. Smart applied for an extension of this provisional authority or for the issuance of a CPCN prior to its expiration. The NTC has not yet acted on the motion. Because PLDT and Smart filed the applications for extension on a timely basis, we expect that these extensions will be granted. However, we cannot assure you that the NTC will grant these extensions. If a CPCN has not been issued, the NTC may permit an operator to provide services pursuant to a provisional authority. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned. However, we cannot assure you that our franchises, CPCNs and provisional authorities will be renewed. For a description of our licenses, see Item 4. “Information on the Company –– Licenses and Regulation.”

The NTC also regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services. We cannot assure you that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or reduction in our revenues and other income or profitability. In addition, the NTC could adopt changes to the regulations governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers that could have a material and adverse effect on our results of operations.

In the first quarter of 2005, House Bill, or HB, No. 926 was filed and is now pending in the House of Representatives of the Philippines. The proposed bill provides for the cancellation of the currency exchange rate mechanism pursuant to which utility companies, including us, are permitted to adjust their monthly local exchange service rates according to changes in the peso-to-U.S. dollar exchange rate. If this bill is passed into law or if the NTC issues guidelines to change the basis of the currency exchange rate mechanism, our ability to generate U.S. dollar-linked revenues from our local exchange business could be adversely affected. A decline in our foreign currency-linked revenues could increase our exposure to risks from declines in the value of the Philippine peso against the U.S. dollar.

The PLDT Group is also subject to a number of national and local taxes.  On May 24, 2005, the president of the Philippines signed into law Republic Act No. 9337, or R.A. 9337, amending certain sections of the National Internal Revenue Code, which took effect on November 1, 2005. R.A. 9337, among others, introduced the following changes:

a.           The regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations increased from 32% to 35% effective November 1, 2005 and will be reduced to 30% effective January 1, 2009.

b.         The VAT rate increased from 10% to 12% effective February 1, 2006.

c.           The input VAT on capital goods should be spread evenly over the estimated useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds one million pesos.

There can be no assurance that the increase in taxes will not have a material adverse effect on PLDT Group’s revenues, profitability and cash flows.  In addition, there can be no assurance that PLDT Group will not be subject to new and/or additional taxes and that PLDT Group will be able to impose additional charges or fees to compensate for the imposition of such taxes.

There are also various bills pending in the Philippine Congress which propose to impose a franchise tax on telecommunication companies and to tax telecommunications services, among them, the imposition of a tax on mobile phone companies on all text entries to text games; the imposition of a Php0.50 specific tax on each SMS to be borne by the cellular phone companies; and the imposition of a 10% ad valorem tax on all cellular phone calls using 3G. We cannot assure you that we would be able to impose additional charges or fees to compensate for the imposition of such taxes.

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

Along with the other Philippine cellular operators, Smart filed a complaint for the nullification of this memorandum circular before the regional trial court of Quezon City and sought for the issuance of a preliminary injunction while proceedings are ongoing. The regional trial court issued the preliminary injunction, which restrained the implementation of the memorandum circular. The complaint of the Philippine cellular operators is being heard by the regional trial court of Quezon City.

In December 2005, the NTC issued a consultative document on the development of competition policy framework for the information communications sector. The consultative paper contains eleven questions which cover the following key areas:

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

The NTC invited public comment from industry stakeholders and other interested parties in relation to the issues raised in the paper. On January 31, 2006, we submitted a comprehensive response to the consultative paper.  On August 24, 2006, the NTC issued another consultative document specifically focusing on its proposal to impose asymmetric regulations on carriers with significant market power, or SMP, including a discussion on its proposed roadmap for implementing such SMP obligations. On October 23, 2006, we submitted our response to the second consultative paper to the NTC.

In formulating both our responses, we took into account both industry interests and the broader context of our nation’s economic development, drawing on the experience in other countries. We believe that the basis for the need for regulatory reform is unclear and the envisioned SMP regime is inappropriate for the Philippines, as the market is highly competitive and well-functioning. In addition, the imposition of SMP and its attendant obligations would discourage capital investments in a sector on which the Philippine economy is highly dependent. We have therefore proposed that the NTC explore its full range of options available on a cost-benefit basis, taking into consideration the specific local context of the Philippine marketplace.

There can be no assurance that the NTC will not impose changes to the current regulatory framework which may lead to increased competition. Any such changes may have an adverse effect on our business, results of operations and prospects.

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

We may not be successful in our acquisitions of and investments in other companies and businesses, and may therefore be unable to implement fully our business strategy

As part of our growth strategy, we may, from time to time, make acquisitions and investments in companies or businesses, which may or may not be significant. The success of our acquisitions and investments depends on a number of factors, including:

•         our ability to identify suitable opportunities for investment or acquisition;

•         our ability to reach an acquisition or investment agreement on terms that are satisfactory to us or at all;

•         the extent to which we are able to exercise control over the acquired company;

•         the economic, business or other strategic objectives and goals of the acquired company compared to those of the PLDT Group; and

•         our ability to successfully integrate the acquired company or business with our existing businesses.

Any of our contemplated acquisitions and investments may not be consummated due to reasons or factors beyond its control. Even if any contemplated acquisitions and investments are consummated, we may not be able to realize any or all of the anticipated benefits of such acquisitions and investments. Moreover, if we are unsuccessful in our contemplated acquisitions and investments, we may not be able to implement fully our business strategy to maintain or grow certain of our businesses.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could adversely impact investor confidence and the market price of our common shares and ADSs

Effective internal controls over financial reporting are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we are unable to provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our reputation and results of operations could be harmed.

We are required to comply with various Philippine and U.S. laws and regulations on internal controls. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with this Annual Report on
Form 20-F for the fiscal year ending December 31, 2006, we are required to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by our management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on our management’s assessment of the effectiveness of our internal control over financial reporting.

Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal control over financial reporting can provide reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, including through a failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations and there could be a material adverse effect on the market prices of our common shares and ADSs.

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

Other recent developments include coup d’etat attempts against the administration of President Arroyo. On February 24, 2006, President Arroyo declared a state of emergency allowing for warrantless arrests and a temporary take-over of privately-owned utility companies. On March 3, 2006, President Arroyo lifted the state of emergency.

In June 2006, President Arroyo proposed to amend the Constitution of the Philippines to implement a unicameral federal, parliamentary system patterned after the German constitution. Under said system, the country would be split into “states” with each “state” granted a local legislature. There were also plans to remove or ease the current ban on foreign ownership of property, land and commercial organizations in the Philippines. A group of local leaders have joined together in what was known as the “People’s Initiative” which caused to further the amendment of the Constitution. In addition to nationwide campaigns and rallies, a petition was filed with the Supreme Court, or SC, to reform the Constitution. This petition was rejected by the SC on October 25, 2006. Nevertheless, the People’s Initiative continues to advocate amendments to the Constitution.

Furthermore, the Philippine economy has experienced periods of slow growth, high inflation and significant devaluation of the peso. The Philippine government is also facing a fiscal deficit that the government is aiming to eliminate by 2008 by implementing a number of economic reforms.

The fiscal deficit position of the Philippine government and the ongoing political uncertainty have resulted in increased concerns about the political and economic stability of the country. This, in turn, has resulted in the volatility of the peso against the dollar. There can be no assurance that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies conducive to sustained economic growth or which do not impact adversely on the current regulatory environment for telecommunications or other companies.

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

The occurrence of natural catastrophes may materially disrupt our operations

The Philippines has experienced a number of major natural catastrophes over the years including typhoons, volcanic eruptions and earthquakes that may materially disrupt and adversely affect our business operations. The recent earthquake that hit Taiwan in December 26, 2006 severed cable systems linking the Philippines to other Asian and American countries, causing major slowdown of voice and non-voice data traffic exchange. There can be no assurance that the insurance coverage PLDT maintains for these risks will adequately compensate it for all damages and economic losses resulting from natural catastrophes.

Item 4. Information on the Company

Overview

We are the leading national telecommunications service provider in the Philippines. Through our three principal business groups — wireless, fixed line, and information and communications technology — we offer a wide range of telecommunications services to approximately 26 million subscribers in the Philippines across the nation's most extensive fiber optic backbone and fixed line, cellular and satellite networks.

We are the leading fixed line provider in the Philippines with approximately 63% of the total reported fixed line subscribers nationwide as at December 31, 2006. Smart, our wholly-owned subsidiary, is the leading cellular service provider in the country, with approximately 41% of total reported cellular subscribers as at December 31, 2006. Piltel, Smart’s 92.1%-owned subsidiary, had approximately 17% of total reported cellular subscribers as at December 31, 2006. We have interests in the information and communications technology sectors, including the operation of our VitroTM data center, call center and business process outsourcing, or BPO, businesses.

Our common shares are listed and traded on the Philippine Stock Exchange, or PSE, and our American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs, are listed and traded on the New York Stock Exchange in the United States.

We had a market capitalization of approximately Php481,948 million (US$10,437 million) as at May 31, 2007, representing one of the largest market capitalizations among Philippine-listed companies. For the year ended December 31, 2006, we had consolidated operating revenues of Php127,536 million (US$2,600 million).

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is (632) 816-8556. Our website address is www.pldt.com.ph. The contents of our website are not a part of this annual report.

Historical Background and Development

PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major shareholder since PLDT's incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Group acquired a significant interest in PLDT. On March 24, 2000, NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (U.K.) Limited, or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart. On March 14, 2006, NTT DoCoMo acquired from NTT Communications approximately 7% of PLDT’s outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an additional interest of approximately 46% in PTIC. This additional investment in PTIC, a shareholder of PLDT, represents an attributable interest of approximately 6.4% of the issued common shares of PLDT and thereby raised the First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s shares of common stock as at that date. See Item 7. “Major Shareholders and Related Party Transactions” for further discussion.

PLDT's original franchise was granted in 1928 and was last amended in 1991, extending its effectiveness until 2028 and broadening PLDT’s franchise to permit PLDT to provide virtually every type of telecommunications service. PLDT’s franchise covers the business of providing basic and enhanced telecommunications services in and between the provinces, cities and municipalities in the Philippines and between the Philippines and other countries and territories including mobile, cellular, wired or wireless telecommunications system, fiber optics, multi-channel transmission distribution systems and their value-added services such as but not limited to transmission of voice, data, facsimile, control signals, audio and video, information services bureau and all other telecommunications systems technologies, as are at present available or can be made available through technical advances or innovations in the future. See Item 8. “Financial Information –– Legal Proceedings — Quo Warranto Action” for information regarding legal proceedings initiated by the Solicitor General with respect to PLDT's franchise.

Since the implementation of its Subscriber Investment Plan, or SIP, in 1973 pursuant to Presidential Decree No. 217, which in the past required telephone subscribers to purchase shares of PLDT's preferred stock, PLDT has developed a broad base of public ownership with 2,189,374 common and preferred stockholders of record as at December 31, 2006. As approved by the NTC, the SIP was made optional beginning in April 2003, from being compulsory in earlier years. Of these stockholders, 2,172,964 are Philippine persons representing approximately 86% of PLDT's outstanding common and preferred shares. For purposes of this paragraph, all the ADSs, each representing one PLDT common share and evidenced by American Depositary Receipts, or ADRs, are considered to be held of record in the United States.

Our consolidated capital expenditures amounted to Php20,348 million, Php15,864 million and Php19,268 million in 2006, 2005 and 2004, respectively. Of these amounts, Php8,573 million, Php6,389 million and Php3,917 million were attributable to PLDT for 2006, 2005 and 2004, respectively, while Php10,506 million, Php8,785 million and Php14,735 million were spent by Smart for 2006, 2005 and 2004, respectively. The remaining balances were spent by our other subsidiaries, principally ePLDT and its subsidiaries.

Organization

PLDT Group includes the following significant subsidiaries:

Name of Subsidiary	Place of Incorporation	Principal Activity	Percentage of Ownership
			Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	–
Smart Broadband	Philippines	Internet broadband and distributor	–	100.0
Wolfpac	Philippines	Mobile applications developer and service provider	–	100.0
Piltel	Philippines	Providing cellular and fixed line services	–	92.1
Telesat	Philippines	Satellite communications services	94.4	–
ACeS Philippines	Philippines	Satellite phone services	88.5	11.5
Mabuhay Satellite	Philippines	Satellite communications services	67.0	–

Fixed Line
ClarkTel	Philippines	Telecommunications services	100.0	–
SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global	British Virgin Islands	Telecommunications services	100.0	–
SNMI	Philippines	Data and network services	100.0	–
Maratel	Philippines	Telecommunications services	97.5	–
BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–

Information and Communications Technology
ePLDT	Philippines	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	–
Vocativ	Philippines	Call center services	–	100.0
Parlance	Philippines	Call center services	–	100.0
Ventus	Philippines	Call center services	–	100.0
SPi and Subsidiaries (including CyMed)	Philippines	Business process outsourcing, or BPO, services	–	100.0
Infocom	Philippines	Internet services	–	99.6
netGames	Philippines	Publisher of online games	–	80.0

Digital Paradise (formerly Netopia Computer Technologies, Inc.)	Philippines	Internet access services	–	75.0
Level Up!	Philippines	Publisher of online games	–	60.0
Digital Paradise Thailand	Thailand	Internet access services	–	51.0
Airborne Access	Philippines	Wireless internet services	–	51.0

As described below, SPi, CyMed and Level Up! were all acquired in 2006 and included in our 2006 consolidated financial statements. See Note 9 – Goodwill and Other Intangible Assets to the accompanying consolidated financial statements in Item 18 for further discussion.

On September 2, 2004, Smart entered into a sale and purchase agreement to acquire 100% of Smart Broadband, a company primarily engaged in providing wireless broadband and data services to small and medium-scale enterprises in the Philippines, for a total consideration of US$45 million, of which payments of US$11 million and US$7 million for an equity interest of 40% in Smart Broadband were made in 2004 and payment of US$4 million for an additional equity interest of 9% was made in January 2005. The balance of US$23 million in respect of the remaining 51% equity interest in Smart Broadband was paid on March 7, 2006. The acquisition aims to strengthen Smart’s position in the wireless data segment and is in line with Smart’s overall strategy of providing the widest range of innovative wireless services.

With Smart and PLDT owning 85.6% and 6.5% as at the year ended December 31, 2004, respectively, of Piltel's common equity, Piltel was reconsolidated into the PLDT group's wireless financial position and results of operations starting the year ended December 31, 2004.  On April 25, 2005, PLDT and Smart entered into a subscription and assignment agreement under which PLDT assigned and transferred to Smart its 767 million Piltel common shares in exchange for 11 million of Smart's preferred shares. As a result, Smart's shareholdings in Piltel now represents 92.1% of Piltel's outstanding common shares and PLDT no longer owns any shares of Piltel's common stock.

Following its acquisition in October 2003 of an 80% equity interest in Wolfpac, a company engaged in the business of consumer mobile applications software development and content development, Smart acquired in July 2006 the remaining 20% equity interest in Wolfpac.

On February 16, 2006, ePLDT acquired a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines. The acquisition of Level Up!, together with netGames, ePLDT’s online gaming subsidiary, is expected to strengthen ePLDT’s online gaming business in the Philippines.

On July 11, 2006, ePLDT acquired 100% of SPi Technologies, Inc., or SPi, and its direct and indirect Philippine and offshore subsidiaries for a cash consideration of US$135 million. SPi is the second largest pure-play BPO and the ninth largest independent BPO service provider worldwide. It has operations in 19 locations in North America, Europe and Asia. On August 11, 2006, SPi acquired 100% of CyMed, a leading medical transcription company based in Richmond, Virginia and on April 16, 2007, SPi acquired 100% of Springfield Service Corporation, one of the ten largest U.S. medical billing and revenue cycle management companies.

Wireless

We provide cellular, and wireless broadband, satellite, VSAT and other services under our wireless business, contributing about 96% and 4% of our wireless service revenues, respectively, in 2006. The rapid growth in the cellular market has resulted in a change in our revenue composition and sources of our revenue growth. Starting with 2003, cellular service was our major revenue source surpassing fixed line revenues. Cellular data services, which include all text messaging and text-related services ranging from ordinary text to value-added services, contributed significantly to our revenue increase. Our wireless operating revenues accounted for 63%, 62% and 61% of our consolidated operating revenues for the years ended December 31, 2006, 2005 and 2004, respectively. For the years ended December 31, 2006, 2005 and 2004, cellular service revenues accounted for 96%, 96% and 97%, respectively, of our wireless business operating revenues.

We provide cellular services (including handset sales), through Smart and its subsidiary, Piltel. Smart is the leading cellular services provider in the Philippines, with 17,201,005 subscribers as at December 31, 2006, representing an estimated market share of approximately 41%. Piltel, a reseller of Smart's GSM network with its own branding, had 6,974,379 subscribers as at December 31, 2006, representing an estimated market share of approximately 17%. In 2006, the combined number of Smart's and Piltel's subscribers increased by 3,766,763, or 18%, to 24,175,384. As at December 31, 2006, cellular penetration in the Philippines reached approximately 48%, which was nearly 14 times the country's fixed line penetration, although the existence of subscribers owning multiple SIMs has likely overstated this penetration rate to a certain extent.

Smart's and Piltel's cellular subscriber gains were predominantly attributable to their respective prepaid services. Approximately 99% of Smart’s and all of Piltel’s cellular subscribers were prepaid as at December 31, 2006. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market. The growth in our prepaid service has enabled us to increase and broaden our subscriber base rapidly while controlling credit risk and reducing billing and administrative costs on a per-subscriber basis.

Our cellular subscriber growth has also been driven by text messaging. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. Text messaging contributed significantly to Smart's cellular data service revenue growth in 2006, generating revenues of Php34,403 million, an increase of Php3,594 million, or 12%, over 2005.

Smart's Nokia-provided cellular network is the most extensive in the Philippines, covering substantially all of Metro Manila and most of the other major population centers in the Philippines. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz base transceiver stations, or BTS, in dense urban areas while its 900 MHz BTS can be much more economically deployed in potentially high growth, but less densely populated provincial areas. With 6,099 GSM base stations as of the end of December 2006, Smart’s cellular network covers approximately 99% of all towns and municipalities in the Philippines, accounting for approximately 99% of the population.

Fixed Line

We are the leading fixed line operator in the Philippines and the largest company providing fixed line telecommunications services throughout the country. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. We had 1,776,647 fixed line subscribers as at December 31, 2006. Operating revenues from our fixed line services accounted for 32%, 36% and 37% of our consolidated operating revenues for the years ended December 31, 2006, 2005 and 2004, respectively.

Our 6,400-kilometer long domestic fiber optic network, or DFON, is supported by an extensive digital microwave backbone. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area. Our network offers the country's most extensive connections to international networks through three international gateway switching exchanges, satellite systems and various regional submarine cable systems in which we have interests.

Information and Communications Technology

Through our wholly-owned subsidiary, ePLDT, we provide broad-based integrated information and communications technology, or ICT, services focusing on infrastructure and solutions for Internet applications, Internet protocol-based solutions and multimedia content delivery. ePLDT's principal activities are the operation of an Internet data center under the brand name Vitro™, call center business, BPO, and Internet and online gaming business. Operating revenues from our ICT services accounted for 5% of our consolidated operating revenues for the year ended December 31, 2006 and 2% for each of the years ended December 31, 2005 and 2004.

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

•         Leading Market Shares. With approximately 26 million fixed line and cellular subscribers as at December 31, 2006, we have the leading market position in both the fixed line and cellular markets in the Philippines.

•         Diversified Revenue Sources. As a result of the continued growth of cellular service in the country, approximately 63% of our consolidated operating revenues in 2006 were derived from our wireless business segment. Fixed line revenues, which represented 32% and 36% of our consolidated operating revenues in 2006 and 2005, respectively, have remained stable over the past three years despite pressures on traditional fixed line voice revenues, resulting from increases in our fixed line data and other network services. We continue to identify and develop new revenue sources from our cellular, fixed line and ICT businesses.

•         Advanced Integrated Network. With one of the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. We are enhancing the capabilities of our fixed line and wireless networks to allow us to better exploit this competitive strength and achieve higher levels of network efficiency in providing voice and data services. In addition, we have commenced the upgrade to Next Generation Network, or NGN, and the roll out of 3G and wireless broadband in order to increase broadband subscribers, and expand our data/broadband capabilities.

•         Innovative Products and Services. We have successfully introduced a number of innovative and award-winning cellular products and services, including Smart Load and Pasa Load. Smart Load is an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to consumers. Pasa Load (the term “pasa” means “transfer” in the vernacular), a derivative service of Smart Load that allows load transfers to other Smart Buddy and Talk ‘N Text subscribers.

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

Strategy

The key elements of our business strategy are:

•         Build on our leading positions in the fixed line and wireless businesses. We plan to build on our position as the leading provider of fixed line service in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost. We plan to build on our position as the leading wireless service provider in the Philippines by continuing to introduce new products and services to increase our subscribers' use of our network for both voice and data, as well as their reliance on our services. We are currently upgrading our fixed line facilities to NGN, and have rolled out a 3G network based on a W-CDMA technology as well as expanding our DSL and wireless broadband facilities. Our operating target is to continue growth in profitability by increasing our revenues while controlling our costs.

•         Capitalize on our strength as an integrated provider of telecommunications services. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services between, and by developing convergent products that feature the combined benefits of voice and data, fixed line, wireless and ICT services utilizing our network and business platforms. We are also lowering our costs by integrating the operations of our different businesses.

•         Strengthen our leading position in the data market. Leveraging on the inherent strength of our fixed line business, we are committed to further develop, enhance and lead our fastest growing business segment – data and other network services. Consistent with our strategy of introducing innovative products and services using advanced technology, we have launched various products and services that address different market needs.

•         Maintain a strong financial position and improve shareholder returns.  Since 2002, we have significantly improved our financial position by utilizing our cash flows principally for debt reduction.  As the cash flows generated by our businesses have increased and our leverage ratios have improved, we were able to restore the payment of common dividends to our shareholders beginning 2005.  Since then, we have increased our dividend payout to common shareholders from 10% of 2004 earnings to 40% of 2005 earnings and to 60% of 2006 earnings.  We expect that a greater proportion of our free cash flows in succeeding years will be utilized for the payment of common dividends and investments in new growth areas while continuing to maintain a healthy balance sheet position.

Business

Wireless

We provide cellular, wireless broadband, satellite, VSAT and other services through our wireless business segment.

Cellular Service

Overview

Our cellular business, which we provide through Smart and Piltel to over 24 million subscribers, approximately 99% of whom are prepaid subscribers, is focused on providing wireless voice communications, wireless data communications (primarily through text messaging) and a variety of other value-added services, which includes (a) Mobile Banking (banking services delivered over the cellular network); (b) specialized content such as ringtones, logos, caller ringback tunes; (c) Smart Money; (d) international roaming; and (e) games and other VAS developed on Smart’s platform. Smart services approximately seven million subscribers of Piltel on its GSM network through a facilities service agreement with Piltel, under the brand name Talk ‘N Text.

The following table summarizes key measures of Smart’s and Piltel’s cellular business as at and for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,
	2006	2005	2004
Systemwide cellular subscriber base	24,175,384	20,408,621	19,208,232
Smart	17,201,005	15,424,196	14,595,782
Prepaid	16,882,442	15,144,118	14,321,288
Postpaid	318,563	280,078	274,494
Piltel(1)	6,974,379	4,984,425	4,612,450
Growth rate of cellular subscribers	18%	6%	48%
Smart	12%	6%	45%
Piltel(1)	40%	8%	61%
Cellular revenues (in millions)	Php77,627	Php74,229	Php72,532
Service	75,605	71,518	66,421
Non-service
Cellular handset sales	2,022	2,711	6,111
Percentage of cellular revenues to total service revenues	58%	59%	61%

_____________

(1)       Represents Talk ‘N Text, a prepaid service provided by Piltel using Smart’s network. Piltel’s revenue is net of service fees payable to Smart for using Smart’s network. Piltel does not offer postpaid service.

Service Plans. Smart and its service brands are strong and widely recognized brand names in the Philippines. Smart’s approach has been to methodically segment the market and tailor services and content appropriate to each particular niche. One of the best examples of Smart’s successful market segmentation strategy is Talk ‘N Text, the brand carried by Smart’s subsidiary, Piltel. Talk ‘N Text is aimed at the lower-income markets with the objective of serving as a flanker brand against our competition. Capitalizing on the Filipino’s love for pop culture, Talk ‘N Text extensively uses local celebrities as its endorsers and the vernacular in its advertising and promotional campaigns. With approximately seven million subscribers, Talk ‘N Text has the third-largest GSM subscriber base in the Philippines.

On the postpaid side, we have Smart Gold, which serves the broad postpaid market, and Smart Infinity, a premium postpaid plan targeting affluent individuals 35 years and above who are highly mobile locally and internationally. Smart Infinity offers around-the-clock dedicated personal concierge service, international assistance services, premium handset packages and exclusive lifestyle content.

Voice Services. Cellular voice services comprise local (including Smart-and Piltel-to-fixed lines calls and Smart-and Piltel-to-other mobile operators calls), national long distance and international long distance calls. Voice services remains a major contributor to revenues, generating a total of Php35,221 million, or 45%, and Php35,444 million, or 48%, of cellular service revenues in 2006 and 2005, respectively. Local calls continue to dominate outbound traffic with 67% of all outbound minutes originating from our cellular service. In 2006, traffic volumes from local calls totaled 3,362 million minutes compared to 3,658 million minutes in 2005. National long distance traffic volumes for 2006 stood at 73 million minutes compared to 80 million minutes in 2005. Outbound international long distance decreased to 2% from 4% in 2005 of total outbound traffic with 165 million minutes and 169 million minutes generated in 2006 and 2005, respectively. The ratio of inbound-to-outbound international long distance minutes was 12.5:1 for 2006, compared to 9.2:1 in 2005.

Text Messaging Service and Other Value-added Services. The Philippines cellular market is one of the most text messaging-intensive markets in the world, totaling approximately a billion text messages per day. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. Text messaging also utilizes less network capacity than voice, thereby increasing network efficiency.

Text messaging has been one of the key drivers for our cellular subscriber growth. Strong volume growth in text messaging contributed significantly to Smart's cellular revenue growth in 2006, generating revenues of Php34,403 million, an increase of Php3,594 million, or 12%, over 2005. During 2006, Smart and Piltel's text messaging systems handled over 32,052 million outbound messages on standard SMS services and another 203,669 million messages generated through bucket-priced text services. This compares to 40,781 million outbound messages on standard SMS services in 2005 and 52,373 million outbound messages generated through bucket-priced text services. Unlimited and bucket-priced SMS services were only made available in March 2005.

In 2005, Smart launched a series of promotions to test the market demand for fixed rate or “bucket” plans for voice and text. Bucket pricing promotions have now become a key driver for subscriber activations and usage stimulation.

In addition, in 2006, Smart focused on segmenting its market by offering sector-specific, value-driven packages providing a fixed number of messages with prescribed validity periods.

The success of text messaging is a strong indicator of future data usage potential in this market. In 2006, approximately 51% of Smart’s cellular revenues were derived from data usage, compared to 48% in 2005.

Smart has recognized early the importance of diversified and innovative products and services as a competitive advantage in gaining and retaining market share as well as improving profitability. Smart has diversified its wireless data revenues beyond text messaging and leads the market in terms of enhanced data services. Its catalog of innovations include the award-winning Smart Money (a mobile cash card) and Smart Load (an over-the-air electronic loading facility), both of which were honored by the World GSM Congress in 2001 and 2004, respectively, as “Most Innovative Service for Consumers.” Smart Load has revolutionized the mobile industry with its adaptation of the “sachet” concept in consumer goods to air time reloads. The concept has since been emulated by other Asian operators and is regionally referred to as “micro prepaid reloads”. Smart subsequently introduced Pasa Load, a derivative service of Smart Load, which allows for air time load transfers between subscribers. Smart also offers the following value-added cellular services:

•      Mobile Banking, launched in collaboration with various banks, allows subscribers to execute banking transactions such as balance inquiries and transfers over their mobile telephones;

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

We also offer value-added services such as voice mail, information-on-demand, which is a service that allows subscribers to order information from our content providers whenever desired, TextMail, which is a service that allows subscribers to send and receive text messages through their personal computers and location-based services, and Voice Text, which allows subscribers to record a voice message of up to 30 seconds and send it as a text message. In addition, Smart has a number of interactive activities, such as text games and chat services, developed on its own platforms.

Consistent with Smart’s objective to develop new businesses, Smart introduced in 2006 a “fixed wireless” broadband service under the brand SmartBro to complement PLDT’s DSL in areas that are currently not covered by the fixed line network. SmartBro is rapidly increasing network coverage in order to retain “first mover” advantage in areas with limited or no fixed line or broadband coverage. SmartBro is also pioneering a shared access model in order to propagate broadband and address affordability barriers.

Also, Smart rolled out Smart Click, a chain of mobile Internet cafés. Smart Click Internet cafés are housed in air-conditioned 40-foot container vans designed to provide remote communities with high-speed, wireless Internet access nationwide. Smart Click has established 19 mobile Internet cafés as at December 31, 2006.

Due to the high level of text messaging service usage, we believe that the Philippine market is well suited for text-based informational and e-commerce services. Our current approach is to continue maximizing our GSM, or 2G, services while upgrading our network to Enhanced Data for GSM Evolution, or EDGE. EDGE is a technology that would further increase the speed and data capability of our GSM network. In addition, on December 29, 2005, Smart was awarded a 3G license by the NTC after being ranked highest by the NTC in garnering a perfect score on a 30-point grading system designed to gauge the capability of telecommunication operators to effectively provide extensive 3G services. As a result of the perfect ranking, Smart received the largest radio frequency allocation of 15 MHz as well as first choice of frequency spectrum. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to rapidly deploy its 3G network nationwide and at the same time offer the highest quality of 3G service.

Smart further expanded its roster of services with the commercial launch of its 3G services in May 2006. These services include video calling, video streaming, high speed Internet browsing and special 3G content downloads, each offered at rates similar to those of 2G services, and make Smart the first mobile operator in the Philippines to offer 3G services to the public.

Rates and Discounts

Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads it at least once during the month of initial activation or in the immediately succeeding month. A prepaid cellular subscriber is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload.

Our prepaid cards are sold in denominations of Php300, Php500 and Php1,000, respectively. The stored value of a prepaid card generally remains valid for a period of two months from the time a subscriber activates the card. In 2003, we introduced Smart Load, an “over-the-air” electronic loading facility, which allows consumers to reload prepaid cards with denominations ranging from Php10 to Php 300 and with different expiration periods depending on the denomination of the reload. Moreover, Pasa Load, a derivative service, allows prepaid subscribers to transfer even smaller denominations to other prepaid subscribers. Our prepaid subscribers are charged between Php5.50 per minute and Php6.50 per minute for calls within our wireless network and between Php5.50 per minute and Php6.50 per minute for calls terminating to other cellular or fixed line networks. Voice tariffs on our various prepaid voice packages range from a low of Php5.50 for four 15-second on-net calls to Php20 for three 3-minute on-net calls, valid for one day.

We offer both flat rate, or regular, and consumable postpaid plans with monthly service fees ranging from Php500 to Php8,000. These plans are available with varying amounts of free air time and text messages and different rates beyond the free minutes and text messages, depending on the monthly service fee. Monthly service fees for flat rate, or regular, plans are applicable only to local calls and text messages and for consumable plans to all voice calls, text messages (both local and international) and value-added services.

Smart is permitted to adjust its cellular air time and national direct dial rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to Smart by the NTC, Smart is permitted to increase and is required to decrease its air time and national direct dial rates by 1% for every Php0.25 change in the exchange rate relative to a base rate of Php24.726 to US$1.00. However, Smart has not implemented any foreign currency adjustments to its rates since November 4, 1998 because of the concern that increased rates may result in decreased usage or switching to other cellular providers by its subscribers.

All Smart subscribers pay an international direct dialing rate of US$0.40 per minute. This rate applies to 201 destinations, including the United States, Hong Kong, Japan, Singapore, the United Kingdom and the United Arab Emirates. Smart charges US$0.98 per minute for 27 other destinations and US$2.18 per minute for another ten destinations.

We also launch from time to time various promotions to stimulate usage and subscriber growth.

We sell our cellular services primarily through a network of independent dealers and distributors that generally have their own retail networks, direct sales forces and sub-dealers. We currently have nine major dealers, two of which are exclusive. These dealers include major distributors of cellular handsets whose main focus are telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products introductions. With the introduction of Smart Load in May 2003, Smart moved into a new realm of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods such as shampoo and ketchup, required a distribution network that approximates those of fast-moving consumer goods companies. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses over 800,000 retail agents, 80% of which are micro businesses (e.g., neighborhood stores, individual entrepreneurs, individual roving agents). These micro-retailers must be affiliated with any of Smart’s authorized dealers, distributors, sub-dealers or agents. With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service becomes even more affordable and accessible to subscribers.

For prepaid services, we grant discounts to dealers for prepaid phone kits, air time cards and over-the-air reloads sold. Smart and Piltel compensate dealers with Php800 in cash per prepaid phone kit sold. An additional 1% discount based on the suggested retail price is given on cash purchases. Air time cards and over-the-air reloads are sold to distributors at volume discounts determined by the value of the cards purchased by the distributors. Discounts given for air time cards sold range from 8% to 8.4% while discounts on over-the-air reloads range from 2.5% to 5%. Air time cards cannot be returned or refunded and normally expire within six to 12 months after release from the Smart warehouse.

Wireless Broadband, Satellite, VSAT and Other Services

Overview

We currently provide wireless broadband, satellite, VSAT and other services through Mabuhay Satellite and Telesat, ACeS Philippines, our satellite phone service provider, Smart Broadband, our wireless broadband provider, and Wolfpac, our wireless content operator.

Mabuhay Satellite

Mabuhay Satellite is engaged in the control and operation of the Agila II satellite. Commencing commercial operations in January 1998, Agila II is the Philippines' first communication satellite. Mabuhay Satellite leases satellite space segments in both the C and Ku bands on Agila II. Through Agila II, Mabuhay Satellite also offers Internet backbone access, video and data broadcasting, and bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region. In 2006, Mabuhay Satellite generated revenues of Php1,157 million and posted a net loss of Php1,499 million.

Telesat

Telesat operates a nationwide communications satellite network using VSAT technology. Telesat offers voice, facsimile and data transmission services throughout the Philippines, including areas that are underserved or unserved by local fixed line operators. In 2006, Telesat generated revenues of Php9 million and posted a net loss of Php51 million.

Using VSAT technology, we also provide the following services:

•      point-to-multipoint data transmission services, usually for intercompany communication for corporate customers;

•      private point-to-point services; and

•      connectivity for the cell sites of our wireless network in outlying locations.

We lease transponder capacity on Agila II satellite to provide VSAT services.

ACeS Philippines

ACeS Philippines currently owns approximately 36.99% of AIL. In 2006, ACeS Philippines generated revenues of Php430 million and posted a net income of Php159 million. AIL aims to develop and implement a satellite-based communications system to provide services to users in the Asia-Pacific region through the Garuda I satellite, or ACeS System and ACeS Service. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that will allow ACeS service subscribers to access GSM terrestrial cellular systems in addition to the ACeS system. Further, AIL has an Air Time Purchase Agreement, or ATPA, with National Service Providers in Asia, including PLDT. For further discussion regarding the ATPA, please see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contractual Obligations and Commercial Commitments — Contractual Obligations — Unconditional Purchase Obligations — Air Time Purchase Agreement with AIL” below and Note 16 – Related Party Transactions to the accompanying consolidated financial statements in Item 18.

As part of the consolidation process of the PLDT Group’s wireless business, ACeS Philippines’ operations has been integrated into Smart. This operational integration effectively gives Smart the widest service coverage in the Philippines through the combination of ACeS Philippines satellite phone service and Smart’s cellular service.

Smart Broadband

Smart Broadband is engaged in providing wireless broadband and data services to residential consumers as well as small and medium-scale enterprises in the Philippines. As of December 31, 2006, Smart Broadband had 121,867 wireless broadband subscribers, of which 120,659 residential subscribers are under the brand name Smart Bro (formerly Smart WiFi). Smart Bro aims to strengthen Smart’s position in the wireless data segment and complements PLDT’s myDSL service in areas where the latter is not available.

Smart Bro offers two packages for its wireless broadband service:

•      Smart Bro Plan 999, which is geared towards consumers and provides Internet speeds of up to 384 kbps; and

•      Smart Bro Computer Station Plan 2600, which is geared towards entrepreneurs and includes a monthly subscription, hardware, software and merchandising materials.

Wolfpac

Wolfpac is primarily engaged in the business of consumer mobile applications software development and consumer mobile content development and other allied services. Wolfpac is one of the leading content providers and the only Philippine content provider to have been nominated twice at the annual GSM Congress for successes in application developments. Wolfpac generated revenues of Php7 million and posted a net loss of Php119 million in 2006. It aims to provide Smart to have a direct link to the content development community, a key differentiator in wireless communication service. The company has various agreements with third parties for musical compositions, original sound recordings, original movies, caller ringtune and other services.

PLDT WeRoam

We also offer PLDT WeRoam, or WeRoam, a wireless broadband service offering running on Smart's nationwide wireless network (using GPRS, EDGE and WiFi technologies) and PLDT's extensive IP infrastructure.   WeRoam provides workers and remote offices, of large, medium and small businesses, with continuous wireless data connectivity from wherever the users may be to their corporate headquarters’ Intranet and/or the global Internet. In addition, we expanded the PLDT Innovation Laboratory, or PLDT Innolab, in Manila in partnership with the leading technology companies in the country.  With the expanded PLDT Innolab, more clients as well as people from the academe and government can now be accommodated and can experience more on-line industry solutions.

In February 2006, WeRoam introduced a prepaid option with bundled laptops featuring easy payment plans in alliances with PC vendors across the country. In July 2006, WeRoam also made higher speed wireless broadband available to the market with the launch of the WeRoam 3G/HSDPA service.

Revenues

Our wireless broadband, satellite, VSAT and other service revenues consist of:

•         lease payments from the rental of Mabuhay Satellite's C-band and Ku-band transponders;

•         revenues generated from Telesat's nationwide satellite network;

•         revenues generated from ACeS Philippines’ satellite phone service;

•         revenues generated from Smart Broadband’s wireless broadband and data services; and

•         revenues generated from Wolfpac for wireless data content.

Rates

Mabuhay Satellite leases its transponders to third parties at average annual rates of approximately US$0.9 million and approximately US$0.7 million for its C-band and Ku-band transponders, respectively. Telesat provides its VSAT services on a cost plus mark-up basis. ACeS service mobile subscribers are charged Php13.84 per minute for local and cell-to-cell calls and for national direct dial services, while residential subscribers are charged peak-hour rates of Php13.00 per minute and off-peak hour rates of Php8.00 per minute for domestic calls regardless of destination. For ACeS system public calling offices, callers are charged Php4.50 and Php7.00 per minute for calls terminating to fixed line and cellular networks, respectively. Rates for international long distance calls depend on the country of termination and range from US$0.35 per minute for frequently called countries to US$0.85 per minute for less frequently called countries.

Smart Broadband offers its wireless broadband and data services for residential consumers as well as small and medium-scale enterprises. The wireless broadband service for residential consumers is branded as Smart Bro and offers a maximum speed of 384 kbps for Php999 per month. Monthly service fees for corporate data services range from Php2,200 to Php48,000 depending on the connection speed requirements.

Wolfpac generates revenues from SMS subscriptions, institutional services and downloadable contents. The subscription price for the SMS subscription and institutional services is pegged at Php2.50 per SMS, while downloadable contents range from Php10.00 to Php45.00.

WeRoam postpaid offers several packages for its wireless broadband service that include unlimited Internet access with speeds ranging from 40 kbps to 1.8 Mbps with monthly recurring fees of Php1,000 to Php1,700 depending on the type of plan selected.

WeRoam prepaid offers several packages that include the GPRS/EDGE card and an air time value for three, six and 12 months with monthly subscription fees based on an initial air time value ranging from Php10,860 to Php20,940. Once the initial air time value expires, continued use of the service requires WeLoad or reloading of additional air time value with different denominations and expiration periods.

Fixed Line

We provide local exchange, international long distance, national long distance, data and other network and miscellaneous services under our fixed line business segment.

Local Exchange Service

Overview

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT.

The following table summarizes key measures of our local exchange service segment as at and for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,
	2006	2005	2004

Number of fixed line subscribers (at year-end)(1)	1,776,647	1,842,507	1,834,306
Number of fixed line employees (at year-end)	8,711	9,197	9,692
Number of fixed line subscribers per employee	204	200	189
Total local exchange revenues (in millions)	Php16,993	Php20,229	Php20,606
Local exchange revenues as a percentage of total service revenues	13%	16%	17%
Local exchange revenues as a percentage of total fixed line service revenues	35%	41%	42%

____________

(1) Previously set forth as number of fixed lines in service, this was restated in 2006 to reflect the effect of the change in parameters used to align with the PLDT Group’s policy on subscriber count with the planned use of an integrated billing system for our subscribers.

We also provide local exchange services through our subsidiaries ClarkTel, SubicTel, Maratel and Piltel. Together, these subsidiaries account for approximately 4% of our consolidated fixed line subscribers.

We regularly adjust our rates and introduce new products and services in an effort to increase our number of subscribers, improve our churn management efforts and minimize our credit risk exposure. Since 1999, we have launched a prepaid fixed line service, introduced additional value-added services, introduced initiatives aimed at increasing subscription in areas where we have excess capacity and reduced our installation fees, as described below in the "— Rates" section below.

Initially intended as an alternative affordable telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of PLDT’s overall churn and credit risk exposure management and subscriber retention strategy.

Rates

As at December 31, 2006, basic monthly charges for our local exchange service in the Metropolitan Manila area were Php594.17 for a single-party residential line and Php1,237.27 for a single business line. Monthly charges vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Regular installation charges amount to Php1,999 for residential customers and Php3,500 for business customers. New products launched on promotion or products bundled on existing services usually waive the installation fee or allow for a minimal installation fee of Php500. Other than basic monthly charges, we do not charge our postpaid subscribers for local calls.

Pursuant to a currency exchange rate mechanism authorized by the NTC, we adjust our monthly local exchange service rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to us by the NTC, we are permitted to increase and are required to decrease these rates by 1% for every Php0.10 change in the exchange rate relative to a base exchange rate of Php11 to US$1.00. In 2006, we implemented eight downward adjustments and three upward adjustments in our monthly local service rates. During 2005, we implemented three upward and six downward adjustments in our monthly local exchange service rates.

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

Our prepaid fixed line customers generally do not pay a basic monthly charge and are charged based on usage. Prepaid fixed line customers are generally charged based on usage at a rate of Php1.00 per minute for local calls. Subscribers of TelePwede, our upgraded prepaid fixed line service, are charged a monthly fee of Php115 per month to receive incoming calls and are charged per usage for outgoing calls with varying charges depending on the destination and network of termination. The international and national long distance rates we charge to our prepaid fixed line customers are similar to the rates we charge to our postpaid customers. (For a detailed description of these rates, see “— International Long Distance Service — Rates” and “— National Long Distance Service — Rates.”) Prepaid phone kits, each containing Php500 worth of pre-stored call credits, are sold for Php1,900 per unit.

International Long Distance Service

Overview

Our international long distance service consists of voice and packet-based voice and data services that go through our international gateway facilities. We also generate international long distance revenues through access charges paid to us by other Philippine telecommunications carriers for incoming international voice calls that terminate to our local exchange network. Our packet-based voice and data services are transmitted over our existing traditional circuits, VoIP systems and the network of a consortium of dominant Asian carriers in which PLDT is a member.

The following table shows certain information about our international long distance business as at and for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,
	2006	2005	2004

Total call volumes (million minutes)	2,177	2,266	2,373
Inbound call volumes (million minutes)	1,984	2,117	2,216
Outbound call volumes (million minutes)	193	149	157
Inbound-outbound call ratio	10.3:1	14.2:1	14.1:1
Total international long distance service revenues (in millions)	Php9,933	Php12,245	Php12,804
International long distance service revenues as a percentage of total service revenues	7%	10%	11%
International long distance service revenues as a percentage of total fixed line service revenues	20%	25%	26%

International long distance service historically has been a major source of our revenue. However, due to the steep decline in inbound termination and collection rates and intense competition, revenues derived from our international long distance service have been declining. We adopted a two-pronged initiative in early 2000 with respect to inbound international service to try to address this issue. First, we lowered our inbound termination rates at that time; by reducing our rates, we reduced the incentive for unauthorized traffic termination and bypass routings by toll bypass operators, and therefore were able to recover some lost traffic; and secondly, we intensified our efforts to identify and contain unauthorized traffic termination and bypass through more effective monitoring of our international trunks, leased lines and local network. International simple resale operation occurs when a company rents an international leased line from a Philippine international gateway operator, aggregates traffic outside the Philippines and carries and terminates this traffic at the local public switch telephone network in the Philippines. This termination of other unauthorized and international simple resale can be used to bypass the local access charge system and is illegal in the Philippines.

We are more selective in accepting incoming traffic from new and startup carriers, particularly second and third tier international carriers. In addition, we adopted a policy requiring prepayment from certain second and third tier international carriers as a prerequisite for accepting their incoming traffic.

We are also pursuing a number of other initiatives to further strengthen our inbound business. Through PLDT Global, we aggregate inbound call traffic to the Philippines at our points of presence and, using our capacity in submarine cable systems connected to each point of presence, transmit calls to our network. PLDT Global is also enhancing the presence of PLDT in other international markets by offering new products and services such as international prepaid cards, mobile services, SMS transit and other global bandwidth services. We believe these strategies will help us maximize the use of our existing international facilities, and develop alternative sources of revenue.

To stimulate call volume growth and prevent further erosion in our share of outbound international call traffic, we have introduced a number of marketing initiatives, including substantial cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for some customers.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2006, 2005 and 2004:

	Net Settlement
	Years Ended December 31,
	2006	2005	2004
		(in millions)

United States	US$54	USS$75	US$75
Saudi Arabia	27	21	18
Canada	18	11	10
United Arab Emirates	15	17	13
Japan	12	25	17
Italy	11	16	16
Hong Kong	8	10	7
Kuwait	5	4	4
Taiwan	4	5	6
Others	31	31	64
Total	US$185	US$215	US$230

Rates

Since February 1, 2003, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network is charged US$0.12 per minute.

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

On September 15, 2005, we introduced PLDT ID-DSL, a service that allows overseas calls for registered myDSL plan subscribers using a regular PLDT fixed line or a voice pad dialer for as low as US$0.10 per minute or US$0.08 per minute, respectively, depending on a particular subscriber’s DSL plan.

To address the market’s demand for low-priced international calls, PLDT enhanced the Budget Card, a prepaid call card, offering a reduced IDD rate of Php5 per minute as a promotional offer starting September 24, 2005 for calls to 89 overseas destinations including the United States, Canada, Japan and China. Beginning March 4, 2006, the Budget Card IDD rates have been further adjusted to Php3, Php5 and Php8 per minute, depending on the destination, and now permits calls to 100 overseas destinations. Budget Cards are sold in denominations of Php200 and Php100 and must be consumed within 30 days from first use.

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

The following table shows our national long distance call volumes and revenues as at and for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,
	2006	2005	2004

Total call volumes (million minutes)	2,251	2,348	1,930
Total national long distance service revenues (in millions)	Php6,920	Php5,254	Php6,736
National long distance service revenue as a percentage of total service revenues	5%	4%	6%
National long distance service revenue as a percentage of fixed line service revenues	14%	11%	14%

A substantial portion of our national long distance calls were direct-dialed calls. Operator-assisted calls are charged based on a minimum of three minutes plus operator charges, while direct-dialed calls are charged on a less costly per minute basis. Cellular substitution and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly e-mailing and cellular text messaging, have negatively affected our national long distance call volumes. The integration of some of our local exchanges into a single local calling area, as approved by the NTC, has also negatively affected our national long distance call volumes and, consequently, our revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

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

In addition, PLDT launches from time to time promotions, such as flat rate promotions for unlimited calls from PLDT subscribers terminating to PLDT and Smart and Talk ‘N Text subscribers, to stimulate fixed line usage.

On January 7, 2006, the Php10 per call to PLDT, Smart and Talk ‘N Text subscribers promotion was made permanent with an optional Php50 monthly service fee for those who may want to avail themselves of the service. The offer introduced a permanent shift from “per minute” charging and allows PLDT fixed line subscribers access to approximately 26 million PLDT, Smart and Talk ‘N Text subscribers at a lower rate. The Php10 per call offer for calls to Smart and Talk ‘N Text subscribers was capped, limiting enrollees to those who registered on or before February 24, 2006. PLDT fixed line subscribers, however, can still register and avail themselves of the unlimited Php10 per call service for national long distance calls within the PLDT network.

We continue to evaluate the present rate structure of fixed line from per minute toll charges to single rate for unlimited calls. This is envisioned to make fixed line rates competitive with VoIP rates and to revitalize interest in fixed line usage. We continue studying various pricing models in respect of the above new rate plan.

PLDT currently has interconnection arrangement with the majority of other local exchange carriers, pursuant to which the originating carrier pays: (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network; and (2) an access charge of Php1.00 per minute to the terminating carrier. PLDT still maintains revenue-sharing arrangements with a few other local exchange carriers, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity. For more information on these interconnection arrangements, see “–– Interconnection Agreements.”

Data and Other Network Services

Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband Internet-based data communications, and packet-based communication.

The following table shows our data and other network service revenues for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,
	2006	2005	2004

Consolidated data and other network service revenues (in millions)	Php13,725	Php10,394	Php7,114
Number of DSL broadband subscribers	133,159	88,811	48,289
Number of PLDT Vibe narrowband subscribers	297,250	266,703	257,325

Recognizing the growth potential of data and other networking services, including IP-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on this service segment. In 2005, this segment registered the highest percentage growth in revenues among our fixed line services and continued to grow in 2006.

The continuous upgrading of our network using next-generation facilities and the completion of our domestic fiber optic backbone has enabled us to offer a growing range of value-added and broadband services. With this and other technological upgrades, our infrastructure has developed from a traditional voice facility to a new packet-switched and IP-based network allowing faster transmission of voice, video and data.

IP-based products are bannered by PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband Internet service is targeted for heavy individual Internet users as well as for small and medium enterprises, while PLDT Vibe, or PLDT’s dial-up/narrowband Internet service, is targeted for light to medium residential individual Internet users. I-Gate, our dedicated leased line Internet access service, on the other hand, is targeted for enterprises and value-added service providers.

In 2006, we continued to broaden our service offerings with the launch of new services and with the expansion or enhancement of some of our existing services.

In June 2006, we introduced Shops.work Unplugged, or SWUP, to address the need of retailers and banks for real-time wireless data communication using Smart’s GPRS/EDGE network and PLDT’s private VPN network. SWUP is a bundled solution that offers wireless VPN connections in response to retailers’ cashiering point-of-sale networking requirements, the need for back-up remote connections to bank automated teller machines, or ATMs, and merchants’ swipe card terminal access needs. Retailers will now be able to reach out to a bigger market in areas where physical connections are unavailable, expand the banking system with wireless ATMs and release swipe card terminals to more merchants.

In support of the growing data requirements of the small and medium enterprise market, the network footprints of BRAINS, IP-VPN, Shops.work and Shops.work Unplugged, or SWUP. PLDT’s private local networking services, have been expanded with the roll-out of NGN facilities in key business areas across the country.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional international and domestic data offerings, including, among others, Fibernet, Arcstar, Acacia, I-Gate, Diginet, BRAINS, IP-VPN and Shops.work, continues to provide us with a stable revenue source.

Meanwhile, Digital Network, or Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements.

Information and Communications Technology

We conduct our information and communications technology, or ICT, businesses through our wholly-owned subsidiary ePLDT. ePLDT is a broad-based integrated information and communications technology company, focusing on infrastructure and solutions for Internet applications, Internet protocol-, or IP-, based solutions and multimedia content delivery. ePLDT's principal businesses are the operation of (a) call centers through Vocativ, Parlance and Ventus, (b) BPO, through SPi, (c) an Internet data center under the brand name Vitro™, and (d) Internet and online gaming through Infocom, netGames, Digital Paradise, Digital Paradise Thailand, Level Up! and Airborne Access. Our ICT segment registered revenues of Php6,890 million, Php3,305 million and Php2,401 million, accounting for 5%, 3% and 2% of our consolidated operating revenues for the three years ended December 31, 2006, 2005 and 2004, respectively. The increase in the revenue contribution from our information and communication technology segment was primarily due to the consolidation of SPi, CyMed and Level Up! since their acquisition by ePLDT on July 11, 2006, August 11, 2006 and April 30, 2006, respectively, and is expected to increase going forward with the full-year consolidation of SPi.

Call Centers

We are focused on developing our call center business which capitalizes on the availability of English-speaking college graduates in the Philippines with a strong customer service orientation. ePLDT has established one umbrella brand name, ePLDT Ventus, for all of its call center businesses, including Vocativ and Parlance. Ventus provides offshore, cost-effective contact center outsourcing solutions specializing in inbound customer care. Vocativ provides customer and technical support to its clients in the Philippines, U.S. and U.K., while Parlance provides the exclusive customer support and billing requirements to one of the largest direct-to-home satellite television providers in the U.S. In aggregate, we own and operate approximately 5,600 seats with 5,130 customer service representatives, or CSRs, as at December 31, 2006 compared to approximately 3,350 seats with 3,625 CSRs as at December 31, 2005. In 2006, ePLDT Ventus launched two new sites bringing our total call center site count to seven as at December 31, 2006.

Business process outsourcing

ePLDT acquired a 100% equity interest in SPi and its direct and indirect Philippine and offshore subsidiaries for a total cash consideration of US$135 million on July 11, 2006. SPi is one of the leading pure-play BPO company and the ninth largest independent BPO service provider worldwide. It has operations in 19 locations in North America, Europe and Asia. On August 11, 2006, SPi acquired 100% of CyMed, a leading medical transcription company based in Richmond, Virginia, and on April 16, 2007, SPi acquired 100% of Springfield Service Corporation, one of the ten largest players in the medical billing and revenue cycle management market.

Data Center

ePLDT operates Vitro™, one of the Philippines' first Internet data centers. The Philippine Board of Investments granted Vitro™ pioneer status, which entitles it to tax and other governmental incentives. Vitro™ is a CISCO-certified co-location service provider. Vitro™ provides co-location, web and server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection and Internet protocol security services, as well as firewall and managed firewall services.

Internet and Online Gaming

ePLDT’s Internet and online gaming business is conducted through several subsidiaries. ePLDT owns a 99.6% interest in Infocom, one of the country's leading Internet service providers, or ISPs. Infocom offers consumer prepaid Internet access under the name WarpSpeed and Speed Tipid and postpaid Internet access; dedicated dial-up and multi-user dial-up corporate leased lines; broadband Internet access through DSL and cable; and website consulting, development and hosting. ePLDT also owns a 75% interest in Digital Paradise, an Internet café business with over 182 branches which assumed the assets of Netopia Computer Technologies, Inc. and the brand Netopia. ePLDT further holds an 80%-interest in netGames, a publisher of Massively Multi-player Online Games in the Philippines, and is the Philippine licensee of Khan Online, the country’s first full 3D online game; a 51% interest in Airborne Access, the country’s leading operator of WiFi hotspots, which provides wireless Internet access in hotspots equipped with Airborne Access WiFi access points and a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines with about an 80% share of the online gaming market.

Infrastructure

Wireless Network Infrastructure

Cellular

Through Smart, we operate a digital GSM network. To meet the growing demand for cellular services, Smart has implemented an extensive deployment program for its GSM network covering substantially all of Metro Manila and most of the other population centers in the Philippines. In 2006, Smart has 42 mobile switching centers, 61 text messaging service centers and 6,099 base stations in operation after having added 117 base stations to its nationwide cellular network in 2006. As at December 31, 2006, Piltel has six active cell sites.

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

The coming years will see continued increases in coverage (particularly indoor), as well as new types of BTS for outdoor, street level and commercial office coverage. Smart has introduced the Nokia ConnectSite GSM solution for wider coverage and increased efficiencies in underserved areas of the Philippines. The new base station equipment called ConnectSite can be up to 25% more efficient than traditional outdoor cell sites. Smart is one of the very first operators in the world to adopt this solution.

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

Smart and Piltel have been co-locating their cell sites where their base stations are installed. As at
December 31, 2006, 36 of Smart's mobile switching centers and 193 of Smart's cell sites were housed in PLDT’s fixed line complexes while 242 of Smart’s cell sites were co-located with Piltel. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.

Wireless Broadband, Satellite, VSAT and Other Services

Smart Broadband operates a nationwide broadband wireless Internet data services. It is operating in the 2.4, 3.5 and 5.7 Ghz spectrum, supporting its WiFi, Canopy and eventually WiMax services, respectively. It offers fixed wireless broadband Internet connectivity to both residential and corporate clients. It also maintains and operates WiFi hotspots installations that serve mobile Internet users. Almost 2,500 of Smart’s base stations are now wireless broadband-capable, covering most of the key cities and the other populated centers in the country. These are strategically co-located in the Smart’s cellular base stations that allow it to reach as many subscribers as possible, in the fastest possible way. For its backbone, it uses the nationwide PLDT and Smart fiber optic and IP backbone that provide substantial bandwidth capacity to utilize and to grow on demand.

Mabuhay Satellite controls and operates the Agila II satellite, which has 30 C-band transponders and 24 Ku-band transponders covering the Asia-Pacific region, the Indian subcontinent and Hawaii. Of the 54 transponders, six have restricted usage due to satellite interference. Through Agila II, Mabuhay Satellite offers Internet service, video and data broadcasting, and bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region. In December 2000, Agila II joined the U.S. FCC's "Permitted Space Station" list, which permits U.S.-owned and operated earth stations in Hawaii to access Agila II for transpacific telecommunications, data, video and Internet-over-satellite traffic and vice versa.

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

The following table gives some basic measures of the development of our domestic telephone network as at December 31, 2006, 2005 and 2004:

	December 31,
	2006	2005	2004

Number of central office exchanges	184	183	183
Number of fixed line subscribers(1)	1,776,647	1,842,507	1,834,306
Employees per 10,000 local exchange subscribers	49	50	53

_____________

(1) Previously set forth as number of fixed lines in service, this was restated in 2006 to reflect the effect of the change in parameters used to align with the PLDT Group’s policy on subscriber count with the planned use of an integrated billing system for our subscribers.

We have our own 6,400-kilometer domestic fiber optic network, or DFON, the country's first telecommunications network using fiber optics in delivering voice, video, data, and other broadband and multimedia services nationwide. Our fiber optic network employs synchronous digital hierarchy technology to improve network performance and reduce operating costs. Our network is composed of in-land and submarine cable installations and is configured in seven self-healing rings allowing route delivery even in the event of single link failure per ring. To date, the PLDT DFON is equipped with N x 10 gigabits per second capacity and is connected directly to four existing international submarine cable systems. We use the CS VEGA (formerly CS PLDT), a cable ship that we lease from NTT World Engineering Marine Corporation pursuant to a two-year renewal, entered into in January 2006, to a five-year Chartered Arrangement Maintenance Contract that expired in August 2005 to maintain the 2,400 kilometers of submarine cable comprising the submerged portion of our DFON.

We are currently upgrading our fixed line facilities to NGN, a broad term for certain emerging computer network technologies that can encompass voice, data and video where all information is efficiently transmitted via digital packets of data. It is a platform that will allow for more services to be made available to our fixed line subscribers.

International

We provide international network services using our three international gateway switching exchanges. As of December 31, 2006, our international long distance facilities allow direct correspondence with 49 countries/territories (representing 89 correspondents) and can reach 420 foreign destinations (via direct and transited routes including breakouts) worldwide. We also own interests in submarine and satellite systems, through which we route most of our international traffic.

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

PacRim East	Hawaii and New Zealand
Americas Cable 1	U.S. Mainland, U.S. Virgin Islands, Brazil, Trinidad and Venezuela
China-U.S. Cable	Japan, China, Taiwan, Korea, Guam and U.S. Mainland
Columbus II Cable	U.S. Mainland, Italy, U.S. Virgin Islands, Mexico, Portugal and Spain
FLAG Cable	Japan, Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK
RJK Cable	Russia, Japan and Korea
Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
TAT 12/13 Cable	U.S. Mainland, UK and France
TVH Cable	Thailand, Vietnam and Hong Kong
EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines
PC-1, Japan-U.S. Cable and TGN	Japan and the U.S.

Additionally, on May 2, 2007, a consortium of seventeen major international telecommunication operators, including PLDT, signed an agreement to build the first high-bandwidth optical fiber submarine cable system linking Southeast Asia and the U.S.  The cable project, known as the Asia-America Gateway, will span 20,000 kilometers and will use the latest Dense Wavelength Division Multiplexing technology to provide upgradeable, future proof transmission facilities that will support bandwidth requirements for new and revolutionary broadband applications.  It is expected that the Asia-America Gateway will cost approximately US$500 million (of which US$50 million represents PLDT’s investment) and will be ready for service by the end of 2008.

Interconnection Agreements

Since the issuance of Executive Order No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers' networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and cellular carriers.

For local calls originating from PLDT and terminating to the cellular networks of Smart and Globe, Smart and Globe charged PLDT a rate of Php4.50 per minute effective January 1, 2002. Effective January 1, 2004, calls terminating to cellular subscribers originating from fixed line subscribers are charged a termination rate of Php4.00 per minute, a decrease from the previous Php4.50 per minute.

Effective January 1, 2003, local access for cellular operators, including Smart, that terminate calls to PLDT’s fixed line network increased from Php2.00 per minute to Php2.50 per minute, which further increased to Php3.00 per minute effective January 1, 2004.

Under a separate agreement between PLDT and PAPTELCO, PLDT is the transit facility provider between Smart, Globe, other local exchange carriers, or LEC, operators and PAPTELCO. PAPTELCO is comprised of 48 LEC and operating in 144 major telephone exchanges nationwide. Transit traffic is a service by PLDT to Smart, Globe, other LEC operators and PAPTELCO members where PAPTELCO members have no direct interconnection with either Smart, Globe and other LEC operators.

Effective February 1, 2003, international calls terminating to PLDT’s fixed line network were charged a termination rate of US$0.12 per minute, an increase from the previous rate of US$0.08 per minute. Also, international calls terminating to Smart’s cellular network were charged a termination rate of US$0.16 per minute, an increase from the previous termination rate of US$0.12 per minute.

Effective January 1, 2002, Smart charged a termination rate of Php4.00 per minute for calls originating from/terminating to another cellular operator’s network. For SMS originating from Smart and terminating on other operators’ cellular network and for SMS originating from other operators and terminating on Smart’s cellular network, the charge is Php0.35 per message.

Licenses and Regulation

PLDT, Smart and Piltel provide telecommunications services pursuant to legislative franchises that currently expire, in the case of PLDT, on November 28, 2028, in the case of Smart, on March 27, 2017 and, in the case of Piltel, on May 14, 2019. A franchise holder is required to obtain operating authority from the NTC to provide specific telecommunications services. These approvals may take the form of a Certificate of Public Convenience and Necessity, or CPCN, or, while an application for a CPCN is pending, a provisional authority to operate. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned.

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which will expire at various times between now and 2028. PLDT's CPCNs to provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expired in 2003. Although some of PLDT's CPCNs and provisional authorities have already expired, PLDT filed timely applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. PLDT expects that the NTC will grant these extensions; however, there can be no assurance that this will occur. The period of validity of some of PLDT’s CPCNs which expired on November 28, 2003, coterminous with the term of its previous franchise under Republic Act No. 6146, has been extended further by the NTC to November 28, 2028, coterminous with PLDT’s current franchise under Republic Act No. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 are now pending with the NTC. See Item 3. “Key Information –– Risks Factors — Risks Relating to Us — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes.”

Smart operates its cellular, international long distance and national long distance services pursuant to CPCNs, the terms of which will expire upon the expiration of its franchise. On August 26, 2002, Smart was granted a CPCN to install, operate and maintain nationwide global mobile personal communications via satellite which shall also expire upon expiration of its franchise. Smart’s provisional authority to establish, install, maintain, lease and operate an international private leased circuit was effective until November 6, 2006. Prior to its expiration, Smart filed for an extension of this provisional authority on the issuance of the CPCN, which remains pending. On July 22, 2002, Smart was granted separate CPCNs to operate a cellular mobile telephone system and an international gateway facility.

On December 29, 2005, Smart was awarded a 3G license by the NTC after being ranked highest in garnering a perfect score on a 30-point grading system designed to gauge the capability of telecommunication operators to effectively provide extensive 3G services. As a result, Smart received the largest radio frequency allocation of 15 MHz as well as first choice of frequency spectrum. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum.

Under the terms of the 3G license, Smart is required to:

•         begin installation and rollout of its 3G network no later than 18 months from the date of the award;

•         start commercial operations no later than 30 months from the date of the award; and

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

The following table sets forth the spectrum system, licensed frequency and bandwidth used by Smart, Piltel and Smart Broadband:

Carrier	Spectrum System	Frequency Assignment	Bandwidth

Smart	ETACS/GSM 900	897.5-905/942.5-950 MHz	7.5 MHz
	GSM 1800	1725-1730/1820-1825 MHz	5.0 MHz
		1730-1732.5/1825-1827.5 MHz	2.5 MHz
		1735-1740/1830-1835 MHz	5.0 MHz
		1745-1750/1840-1845 MHz	5.0 MHz
		1780-1782.5/1875-1877.5 MHz	2.5 MHz
	3G (W-CDMA)	1920-1935/2110-2125 MHz	15.0 MHz
Piltel	AMPS/CDMA	824-835/869-880 MHz	11.0 MHz
		845-846.5/890-891.5 MHz	1.5 MHz

Smart Broadband	Wireless broadband	2400-2483.5 MHz *	73 MHz
		3400-3590 MHz *	94 MHz
		5470-5850 MHz *	123 MHz

__________

* Smart Broadband frequency assignments on these bands are non-contiguous and on a per station and location basis.

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

PLDT, Smart and Piltel are required to pay various permit, regulation and supervision fees to the NTC. PLDT is currently engaged in disputes with the NTC over some of the assessed fees. For more information on the disputes involving PLDT, see Item 8. “Financial Information –– Legal Proceedings –– NTC supervision and regulatory fees, or SRF.”

On May 27, 1998, Smart filed an Urgent Ex Parte Motion and Manifestation regarding the permit fee in the amount of approximately Php113 million assessed by the NTC for the CPCN pertaining to Smart’s Integrated Local Exchange Telephone Service, Domestic Toll Service and Private Line Service (NTC Case No. 93-482). Smart contended that the fee should have been calculated on the basis of the actual local exchange carrier project cost, and that therefore the fee should be Php70 million. Although the NTC has not yet resolved this issue, Smart has already paid Php50 million in respect of this assessment as of the date of filing this annual report.

In a letter dated April 12, 2005, the NTC requested that Smart pay the following permit fees in respect of its CPCNs and provisional authorities:

Case No.	Fee

93-482	Php62,510,950
94-220	878,830
96-248	6,815,500
Total	Php70,205,280

In its letter dated May 13, 2005, Smart reiterated its petition that the basis for computation of the permit fees should be amended and cited the pendency of its Urgent Ex Parte Motion and Manifestation in NTC Case No. 93-482.

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act
(R.A. 7925) requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares by the later of the following:

•         the fifth anniversary of the date the law became effective; and

•         the fifth anniversary of the date of the entity’s commencement of commercial operations.

PLDT and Piltel have complied with this requirement. As Smart has not conducted a public offering of its shares by August 2004, the Philippine Congress may revoke the franchise of Smart for failure to comply with the requirement under R.A. 7925 to conduct a public offering of its shares by August 2004. A quo warranto case may also be filed against Smart by the Office of the Solicitor General of the Philippines on the ground of violation of R.A. 7925 for the failure of Smart to conduct a public offering of its shares by August 2004. However, Smart believes that it did not violate the terms of its franchise by not conducting an initial public offering by August 2004. Smart believes that the period stated in R.A. 7925 and in the other legislative franchises within which to conduct a public offering and listing of shares of stock of telecommunications companies should be deemed as merely directory and not mandatory. The DOJ has rendered an opinion that the three-year period fixed under the Downstream Oil Industry Deregulation Act of 1998 (R.A. 8479) for the conduct of the initial public offering of shares in entities engaged in the oil refinery business should be regarded as merely directory. Smart believes that this DOJ opinion should also apply to the period for the conduct of initial public offering of telecommunications companies. Moreover, Smart believes that it should be deemed to have complied with the requirement of making a public offering of its shares since PLDT owns 100% of the outstanding shares of Smart. The purpose of R.A. 7925 in requiring telecommunications companies to make a public offering of their shares, which is to broaden public ownership in telecommunications entities, is already realized as PLDT, a publicly listed company, owns 100% of Smart. In September 2004, Senate Bill No. 1675 was filed seeking to amend Section 21 of R.A. 7925. The bill seeks to declare that a telecommunications entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-third of its outstanding voting stock are owned and controlled directly or indirectly, by a listed company. The bill is currently pending in the Philippine Senate. PLDT regularly evaluates various strategic options with respect to its capital structure.

The Philippine Congress is considering two bills that relate to the imposition of franchise tax on telecoms companies.  HB No. 1469 proposes to re-impose a 5% franchise tax on gross receipts on telephone and telegraph services in lieu of the VAT.  HB No. 1560 proposes a franchise tax at the rate of 3.5% on the first year and 7% thereafter on the gross receipts of telecoms and broadcast companies, in lieu of the VAT.  There are also various bills in Congress which propose to tax telecommunications services, among them, the imposition of a tax on mobile phone companies on all text entries to text games; the imposition of a Php0.50 specific tax on each SMS to be borne by the cellular phone companies; and the imposition of a 10% ad valorem tax on all cellular phone calls using 3G.

Competition

The enactment of the Public Telecommunications Policy Act of the Philippines in March 1995 consolidated the government's various policy issuances governing the telecommunications industry and reaffirmed, among other things, the policy of liberalizing the industry and opening up the telecommunications market to new entrants. Including us, there are nine major local exchange carriers, seven international gateway facility providers and five cellular service providers in the country. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly data and other network services segments.

Cellular Service

There are presently six operating service providers, namely Smart, Piltel, Globe, Islacom, Digitel and Express Telecom. Globe acquired Islacom (now known as Innove) to form into one operating group, while Smart and Piltel, both being part of the PLDT Group, formed another operating group. These two operating groups have approximately 95% of the Philippine cellular market. The third active operator, Digitel, commenced its cellular service, Sun Cellular, on March 29, 2003 and is estimated to have approximately 5% of the cellular market as at December 31, 2006. In December 2005, the NTC awarded 3G licenses to existing cellular operators Smart, Globe, Digitel and to a new entrant, Connectivity Unlimited Resources Enterprises, or CURE. The NTC has yet to award a fifth license to another operator.

Competition in the cellular industry has intensified with the availability of affordably priced handsets offering a range of new functions and the introduction by competitors of new and improved plans for postpaid subscribers, reduced rates per minute and aggressive marketing and promotional strategies. The principal bases of competition are price, including handset cost, quality of service, geographic coverage and attractiveness of packaged services. Smart's network leads the industry in terms of coverage with 6,099 base stations as at December 31, 2006.

As a result of competitive pressures, several service providers, including Smart and Piltel, have recently introduced “bucket” plans providing unlimited voice and text services, and other promotions. While most of the “bucket” priced plans currently available in the market are being offered on promotional bases, Smart, Globe and Sun Cellular continue to launch other services that are designed to encourage incremental usage from existing subscribers and also to attract new subscribers.

Cellular operators are also competing actively against each other in launching innovative products and value-added services. The growing range of cellular products and services now include text messaging, multi-media messaging, voice mail, text mail, international roaming, information-on-demand, mobile banking, e-commerce, mobile data, cellular Internet access and Internet messaging.

On February 14, 2006, Smart opened its 3G network in selected key cities nationwide, making video calling, video streaming, high speed Internet browsing and special 3G content downloads on its 3G network available to subscribers with 3G handsets. Likewise, Globe is currently rolling out its 3G network.

Consistent with industry practice and Smart’s churn management efforts, Smart "locks" the handsets it sells to its subscribers, rendering them incompatible with SIM cards issued by competitors and thereby hindering them from swapping the existing SIM for a SIM of a competing operator. However, subscribers can have their handsets “unlocked” by unauthorized parties for a nominal fee and purchase new SIM cards from competing operators. “Unlocking” does not involve significant cost. Switching to another cellular operator would, however, result in a change of the subscriber’s cellular telephone number.

From October 2003 to May 2005, “SIM-swapping” became a prevalent promotional activity in the cellular industry. In “SIM-swapping” promotions, prepaid cellular subscribers had the ability to switch from one cellular operator to another by simply exchanging their current prepaid SIM card for another operator’s SIM card with a certain amount of preloaded air time credits at no cost. These “SIM-swapping” activities gave rise to a situation where certain subscribers regularly swapped their SIM card between cellular operators upon full use of the pre-stored air time. As a result, our cellular subscriber base contained a certain number of transient subscribers at any one point in time. In May 2005, we terminated our “SIM-swapping” promotions; as a result, our churn rates increased in the third and fourth quarters of 2005, but leveled off beginning in the first quarter of 2006.

Local Exchange Service

The concerted nationwide local exchange line build-out by various players, as mandated by the Philippine government, significantly increased the number of fixed line subscribers in the country and resulted in wider access to basic telephone service. The growth of the fixed line market, however, remained weak due to the surge in demand for cellular services and, in the past, the general sluggishness of the national economy. Nevertheless, we have sustained our leading position in the fixed line market on account of PLDT's extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market are Digitel, Bayan Telecommunications and Globe.

Over the past couple of years, however, competition among local exchange operators has reduced as certain operators have faced financial difficulties or have shifted strategic focus away from the fixed line business to cellular services. On the other hand, we are facing increasing competition from cellular operators mainly due to substitution of cellular services for fixed line services.

International Long Distance Service

Including us, there are 11 licensed international gateway facility operators in the country. While we have so far been able to maintain a leadership position in this highly competitive segment of the industry, in recent years, our market share has reduced largely as a result of (1) competition from other international gateway facility operators and illegal international simple resale operators; (2) an increase in inbound and outbound international long distance calls terminating to and originating from the growing number of cellular subscribers; and (3) the popularity of alternative and cheaper modes of communication such as text messaging, e-mail, Internet telephony and the establishment of virtual private networks for several corporate entities, further heightening the competition.

With respect to inbound calls into the Philippines, we adopted the U.S. FCC benchmark accounting rate of US$0.38 per minute for inbound international calls which represented a settlement rate of US$0.19 per minute, one year ahead of the target date of January 1, 2001. This provided us with increased flexibility to terminate more U.S. traffic into the Philippines, minimize unauthorized traffic termination through international simple resale operations and recover traffic lost due to bypass routings. We have also established, through our wholly-owned subsidiary PLDT Global, presence in key cities overseas to identify and capture Philippine terminating traffic at its source, maximize the use of our international facilities and develop alternative sources of revenue. Effective February 1, 2003, after lengthy negotiations with approximately 100 telecommunications operators around the world, we increased the termination rate with carriers accounting for a substantial portion of our international inbound traffic terminating on its fixed line network to US$0.12 per minute. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. See Item 5. “Operating and Financial Review and Prospects ––Results of Operations –– 2006 Compared to 2005 –– On Business Segment Basis –– Fixed Line –– Operating Revenues –– Service Revenues –– International Long Distance Service” and Item 3. “Key Information –– Risks Factors –– Risks Relating to Us –– Our results of operations have been, and may continue to be, adversely affected by competition in international long distance service” for further discussion.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and cellular businesses, which are the origination points of outbound international calls. We have also introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers. Digitel and Globe have also launched new pricing schemes to grow their outbound call volumes.

National Long Distance Service

Our national long distance service business has been negatively affected by the growing number of cellular subscribers in the Philippines and the widespread availability and growing popularity of alternative economical non-voice methods of communication, particularly text messaging and e-mail. In addition, various ISPs have launched voice services via the net to their subscribers nationwide.

While national long distance call volumes have been declining, we have remained a leading provider of national long distance service in the Philippines due to our significant subscriber base and ownership of the Philippines’ most extensive transmission network.

Data and Other Network Services

Another rapidly growing segment of the industry is the market for data and other network services. The growth is spurred by the significant growth in consumer/retail narrowband and broadband Internet access, enterprise resource planning applications, call centers, BPO, on-line gaming and other e-services that drive the need for broadband and Internet-protocol based solutions both here and abroad. Our major competitors in this area are Globe/Innove, Bayan Telecommunications, Eastern Telecoms and Digitel. The principal bases of competition in data services market are coverage, price, customer service and quality of service.

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

Properties

We own four office buildings located in Makati City and own and operate 184 exchanges nationwide, of which 61 are located in the Metropolitan Manila area. The remaining 123 exchanges are located in cities and small municipalities outside the Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications. As at December 31, 2006, we had 4,377 cellular cell sites and 6,099 base stations.

As at December 31, 2006, our principal properties, excluding property under construction, consisted of the following, based on book values:

•         67% consisted of cable, wire and cellular facilities, including our domestic fiber optic network, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

•         18% consisted of central office equipment, including three international gateway facilities, six pure national toll exchanges and 15 combined local and toll exchanges, and our communications satellite;

•         11% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

•         1% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers' premises; and

•         3% consisted of other work equipment.

For more information on these properties, see Note 7 – Property, Plant and Equipment to the accompanying consolidated financial statements in Item 18.

These properties are located in areas where our subscribers are being served. In our opinion, these properties are in good condition, except for ordinary wear and tear, and are adequately insured.

The majority of our connecting lines are above or under public streets and properties owned by others.

PLDT's and Smart’s properties are free from any mortgage, charge, pledge, lien or encumbrance; however, substantial properties of Mabuhay Satellite and Piltel are subject to liens while a portion of ePLDT’s property is subject to liens.

PLDT has various long-term lease contracts, the bulk of which have lease terms ranging from two to ten years covering certain offices, warehouses, telecommunications equipment locations and various office equipment.

For more information on the obligations relating to these properties and long-term obligations, see Note 21 – Contracual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements (and the related notes) as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and Item 3. "Key Information — Risk Factors" and elsewhere in this report. Our audited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with U.S. GAAP. For convenience, certain peso financial information in the following discussions has been translated to U.S. dollars at the exchange rate at December 31, 2006 of Php49.045 to US$1.00, as quoted through the Philippine Dealing System.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments which serve as the basis for management’s decision to allocate resources and evaluate operating performance:

•         Wireless — wireless telecommunications services provided by Smart and Piltel, our cellular service providers; Smart Broadband, our wireless broadband provider; Wolfpac, our wireless content operator; and Mabuhay Satellite, ACeS Philippines and Telesat, our wireless broadband, satellite, VSAT and other services operators;

•         Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Maratel, Piltel and BCC, which together account for approximately 4% of our consolidated fixed line subscribers, and PLDT Global; and

•         Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT; call center services provided under ePLDT Ventus, including Ventus, Parlance and Vocativ; BPO services provided by SPi (consolidated since July 11, 2006); Internet access and gaming services provided by ePLDT’s subsidiaries, Infocom, Digital Paradise, Digital Paradise Thailand, netGames, Airborne Access and Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 8 – Investments to the accompanying consolidated financial statements in Item 18.

Key performance indicators and drivers that our management uses for the management of our business include, among others, the general economic conditions in the Philippines, our subscriber base, traffic volumes, and interconnection arrangements.

Wireless

We provide cellular and wireless broadband, satellite, VSAT and other services under our wireless business, with cellular contributing about 96% and the remaining wireless services contributing approximately 4% of our wireless service revenues, respectively, in 2006. Rapid growth in the cellular market has resulted in a change in our revenue composition and sources of our revenue growth. Starting in 2003, cellular service has been our major revenue source surpassing fixed line revenues. As of December 31, 2006, Smart and Piltel, which offer services using Smart’s network, had the largest and third largest cellular subscriber bases, respectively, in the Philippines. In addition, Smart’s and Piltel’s subscribers increased by 18% in 2006, resulting in our aggregate system-wide cellular subscribers outnumbering our fixed line in service by more than 14 to 1 at the end of 2006, which was higher than the increases of Smart’s and Piltel’s subscriber base of 6% in 2005 but lower than the increase of Smart’s and Piltel’s subscriber base of 48% in 2004. Cellular data services, which include all text messaging and text-related services ranging from ordinary text to value-added services, contributed significantly to our cellular revenue increase. Our wireless operating revenues remained stable and accounted for 63%, 62% and 61% of our consolidated operating revenues for each of the years ended December 31, 2006, 2005 and 2004, respectively.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services and miscellaneous services. Our fixed line operating revenues accounted for 32%, 36% and 37% of our consolidated operating revenues for the years ended December 31, 2006, 2005 and 2004, respectively. Local exchange revenues have declined owing to shift in subscriber preference from postpaid to prepaid service with lower average revenue per user, or ARPUs. National and international long distance revenues have also been declining largely due to a drop in call volumes as a result of alternative means of communications such as texting, e-mailing and Internet telephony. Mitigating these declines was the steady growth of our data and other network services over the recent years. Recognizing the growth potential of the data and other network services segment, we have put considerable emphasis on the development of new packet-switched, data-capable and IP-based networks.

Information and Communications Technology

We conduct our ICT businesses through ePLDT. ePLDT’s principal businesses are the operation of an Internet data center under the brand name VitroTM; one umbrella brand name, ePLDT Ventus, for all of its call center businesses, including Ventus, Vocativ and Parlance; BPO provided by SPi Technologies, Inc., or SPi; Internet and online gaming through Infocom, Digital Paradise and Digital Paradise Thailand, netGames, Level Up! and Airborne Access. The revenue contribution of our information and communications technology segment accounted for 5% of our consolidated operating revenues for the year ended December 31, 2006, and 2% of our consolidated operating revenues for each of the years ended December 31, 2005 and 2004. The increase in the revenue contribution from our information and communication technology segment was primarily due to the consolidation of SPi since its acquisition by ePLDT on July 11, 2006, and is expected to increase going forward with the full-year consolidation of SPi.

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

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically have not been material to our consolidated financial statements. Differences between the amounts initially recognized and actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates may not result to material adjustments in future periods.

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

Estimating Useful Lives of Property, Plant and Equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical and commercial obsolescence and legal and other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets. Total carrying values of property, plant and equipment amounted to Php164,081 million and Php173,007 million as at December 31, 2006 and 2005, respectively.

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

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the assets and liabilities purchased. Our business acquisitions typically result in goodwill, which is also subject to a periodic impairment test. Determining the fair value of property, plant and equipment, investments and intangible assets requires us to make estimates and assumptions, such as the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, that can materially affect our consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant judgments and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under U.S. GAAP.

Total carrying values of goodwill and other intangible assets as at December 31, 2006 and 2005 amounted to Php27,241 million and Php16,875 million, respectively.

Financial Assets and Liabilities

U.S. GAAP requires that we carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgment. While significant components of fair value measurement were determined using verifiable objective evidence (e.g., foreign exchange rates, interest rates, volatility rates), the fair value would differ if we utilized different valuation methodology. Any changes in fair value of these financial assets and liabilities would directly affect our consolidated statements of income and equity.

Total fair value of financial assets and liabilities as at December 31, 2006 amounted to Php35,952 million and Php104,862 million, respectively, while the total fair value of financial assets and liabilities as at December 31, 2005 amounted to Php43,459 million and Php150,077 million, respectively.

Estimating Allowance for Doubtful Accounts

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we use judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s current credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a provision is established as a certain percentage of operating revenues based on the aging profile of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments. Full allowance is provided for receivables from permanently disconnected subscribers and carriers. Such permanent disconnections generally occur within 105 days from the date payment was due. Partial allowance is provided for active subscribers and carriers based on the age status of receivables.

The amounts and timing of recorded expenses for any period would differ if we made different judgments or utilized different estimates. An increase in our allowance for doubtful accounts would increase our recorded expenses and decrease our current assets. Provision for doubtful accounts amounted to Php736 million, Php2,251 million and Php3,955 million for the years ended December 31, 2006, 2005 and 2004, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php10,158 million and Php7,856 million as at December 31, 2006 and 2005, respectively.

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

Pension Cost and Other Retirement Benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 17 – Employee Benefits to the accompanying consolidated financial statements in Item 18, and include, among other things, discount rates, expected returns on plan assets and rates of compensation increases. In accordance with U.S. GAAP, actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations. The accrued benefit cost as at December 31, 2006 and 2005 amounted to Php7,627 million and Php2,421 million, respectively. SFAS No. 158 “Employees’ Accounting for Defined Benefit Pension and Other Post retirement Plans” which was adopted in 2006 requires the recognition of the unfunded status of a benefit plan, and therefore no unrecognized net actuarial loss was recognized as at December 31, 2006. Unrecognized net actuarial gain as at December 31, 2005 amounted to Php116 million.

Deferred Tax Assets

We review the carrying amounts of our deferred tax assets at each balance sheet date and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilized. Our assessment on the recognition of deferred tax assets on deductible temporary differences is based on the forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses. Management believes that we will not have sufficient future taxable income to utilize the benefits of deductible temporary differences and there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred tax assets to be utilized.

As at December 31, 2006 and 2005, our net deferred tax assets amounted to Php25,366 million and Php23,406 million, respectively, net of valuation allowance amounting to Php299 million and Php5,732 million, respectively.

Legal Contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. See Item 8. “Financial Information — Legal Proceedings — Taxation.”

Recently Adopted Accounting Pronouncements

Effective January 1, 2006, we adopted SFAS No. 123 (R), “Share-Based Payment”, which revises SFAS No. 123. This statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and to recognize that cost over the period that an employee is required to provide service in exchange for the award. Any awards of liability instruments to employees would be measured at fair value at each reporting date through settlement. We adopted SFAS No. 123 (R) using the modified prospective transition method, and accordingly, the results of prior periods have not been restated. This method requires that the provisions of SFAS No. 123 (R) are applied only to unvested share-based awards as of January 1, 2006. The cumulative effect of adoption of SFAS No. 123 (R) on prior years resulted in a change in our reported net income of Php189 million (net of income taxes of Php93 million and Php1.02 per share) in 2006, which represents the difference between the intrinsic value and the fair value of the liability award on January 1, 2006.

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – An amendment of FASB Statements Nos. 87, 88, 106 and 132(R).” We adopted SFAS 158 as effective on December 31, 2006. See Note 17 –– Employee Benefits. Additionally, in September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 108,” Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 was effective for us upon adoption on December 31, 2006. SAB 108 did not have a material effect on our financial position or results of operations. Effective January 1, 2006, we adopted FASB Interpretation, or FIN, No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS 143.” The adoption of SFAS 143 did not had material effect on our financial position or results of operations in 2006.

In May 2005, the FASB, as part of an effort to conform to international accounting standards, issued SFAS 154, “Accounting Changes and Error Corrections”, which was effective for us beginning on January 1, 2006. SFAS 154 requires that all voluntary changes in accounting principles be retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS 154 did not have a material effect on our consolidated financial statements in 2006.

New Accounting Pronouncements Effective Subsequent to 2006

In February 2006, FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment to SFAS 133 and FAS 140. SFAS 155 permits an entity to elect fair value remeasurement for any hybrid financial instrument (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. We are currently in the process of evaluating any effect of the adoption of FAS 155 will have on our consolidated financial statements.

In June 2006, the EITF reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)”. EITF Issue No. 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF Issue No. 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF Issue No. 06-3 is effective for our reporting period beginning January 1, 2007. We are currently in the process of determining the impact of this issue on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48, an interpretation of SFAS No. 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for our reporting period beginning January 1, 2007. We are currently in the process of determining the impact of the adoption of this Interpretation on our consolidated financial statements.

In September 2006, FASB issued SFAS 157, “Fair Value Measurements”. This statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under this statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This statement clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under this statement, fair value measurements would be separately disclosed by level within the fair value hierarchy. This statement will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and with interim periods within those fiscal years. Early adoption is permitted. We are currently in the process of evaluating the impact of this statement on our consolidated financial statements.

In September 2006, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”. EITF Issue No. 06-1 provides guidance regarding whether the consideration given by a service provider to a manufacturer or reseller of specialized equipment should be characterized as a reduction of revenue or an expense. This issue is effective for our reporting period beginning January 1, 2008. Entities are required to recognize the effects of applying this issue as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. We are currently in the process of evaluating the impact of this issue on our consolidated financial statements.

Results of Operations

We have reclassified certain accounts in 2005 and 2004 to conform with our 2006 financial statement presentation.

The following table shows the contribution by each of our business segments to our consolidated operating revenues, expenses and net income for each of the years ended December 31, 2006, 2005 and 2004. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	ICT	Inter-segment Transactions	Total
	(in millions)
For the year ended December 31, 2006
Operating Revenues	Php80,405	Php49,282	Php6,890	(Php9,041)	Php127,536
Service	78,383	49,203	6,337	(8,919)	125,004
Non-service	2,022	79	553	(122)	2,532
Operating Expenses	42,271	39,086	7,142	(9,142)	79,357
Net Income (Loss)	32,918	923	(243)	–	33,598
For the year ended December 31, 2005
Operating Revenues	76,906	49,472	3,305	(6,348)	123,335
Service	74,195	49,431	2,953	(6,231)	120,348
Non-service	2,711	41	352	(117)	2,987
Operating Expenses	39,436	38,989	3,253	(6,857)	74,821
Net Income	35,830	4,660	113	–	40,603
For the year ended December 31, 2004
Operating Revenues	74,764	48,546	2,401	(4,538)	121,173
Service	68,653	48,546	2,080	(4,375)	114,904
Non-service	6,111	–	321	(163)	6,269
Operating Expenses	41,598	32,027	3,035	(4,026)	72,634
Net Income (Loss)	27,559	1,241	(699)	–	28,101

2006 Compared to 2005

On a Consolidated Basis

Consolidated Operating Revenues

Our consolidated operating revenues for 2006 increased by Php4,201 million, or 3%, to Php127,536 million in 2006 from Php123,335 million in 2005. This increase was higher than the increase in our consolidated operating revenues in 2005, primarily due to an increase in our ICT revenues largely due to the consolidation of SPi, CyMed and Level Up!, continued increase in our call center revenues and the continued growth of our wireless business. The revenue contribution of our wireless business accounted for 63% and 62% of our consolidated operating revenues for 2006 and 2005, respectively.

The following table shows the breakdown of our consolidated operating revenues for the years ended December 31, 2006 and 2005 by business segment:

	Years Ended December 31,
					Change
	2006	%	2005	%	Amount	%
	(in millions)
Wireless	Php80,405	63	Php76,906	62	Php3,499	5
Fixed line	49,282	39	49,472	40	(190)	–
Information and communications technology	6,890	5	3,305	3	3,585	108
Inter-segment transactions	(9,041)	(7)	(6,348)	(5)	(2,693)	42
Total	Php127,536	100	Php123,335	100	Php4,201	3

Consolidated Operating Expenses

Our consolidated operating expenses in 2006 increased by Php4,536 million, or 6%, to Php79,357 million from Php74,821 million in 2005. The increase was primarly due to higher operating expenses associated with our three business segments primarily due to an increase in compensation and employee benefits, primarily resulting from the effect of collective bargaining agreement-related increases in salaries and benefits, an increase in incentive plan-related accruals, the consolidation of SPi, CyMed and Level Up!, and higher accrued bonuses, pension benefits, long-term incentive plan costs and other employee benefits. We currently expect these expenses to be significantly higher going forward as a result of the full year consolidation of SPi, CyMed and Level Up!. As a percentage of our consolidated operating revenues, consolidated operating expenses increased to 62% in 2006 from 61% in 2005.

The following table shows the breakdown of our consolidated operating expenses for the years ended December 31, 2006 and 2005 by business segment:

	Years Ended December 31,
					Change
	2006	%	2005	%	Amount	%
	(in millions)
Wireless	Php42,271	53	Php39,436	53	Php2,835	7
Fixed line	39,086	49	38,989	52	97	–
Information and communications technology	7,142	9	3,253	4	3,889	120
Inter-segment transactions	(9,142)	(11)	(6,857)	(9)	(2,285)	33
Total	Php79,357	100	Php74,821	100	Php4,536	6

Consolidated Operating Income

Our consolidated operating income in 2006 was Php48,179 million, a decrease of Php335 million, or 1%, compared to Php48,514 million in 2005 as a result of a 6% increase in our consolidated operating expenses which more than offset the 3% increase in our consolidated operating revenues.

Consolidated Financing Costs

Financing costs on a consolidated basis decreased by Php964 million, or 28%, to Php2,459 million primarily due to lower interest expense and related items owing to lower debt balances in 2006 compared with 2005 and lower accretion on financial liabilities due to lower levels of debt issuance costs, partially offset by lower foreign exchange gains as a result of lower foreign currency debt levels.

Consolidated Interest Income

Interest income on a consolidated basis decreased by Php35 million, or 2%, to Php1,422 million in 2006 from Php1,457 million in 2005 mainly attributable to higher levels of short-term investments which resulted in lower interest income.

Consolidated Loss (Gain) on Derivative Transactions

Loss on derivative transactions on a consolidated basis amounted to Php6,857 million in 2006, an increase of Php5,056 million, or 281%, compared to Php1,801 million in 2005 primarily due to mark-to-market loss from principal only swaps as a result of the peso appreciation in 2006 and lower interest differential between peso and U.S. dollar interest rates.

Consolidated Other Income - Net

Other income on a consolidated basis totaled Php3,595 million in 2006, an increase of Php2,579 million, or 254%, compared to Php1,016 million in 2005. The increase was primarily due to the recognition of a gain of Php1,698 million on early settlement by Piltel of its restructured debt, a gain on disposal of property and equipment of Php355 million, a gain relating to a refund from Manila Electric Company, or Meralco, of Php194 million recorded at fair value in 2006 (payable by Meralco over four years) and a gain on disposal of materials.

Consolidated Income Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Loss (Income) of Consolidated Subsidiaries

Our income before income tax, cumulative effect of change in accounting policy and minority interest in net loss (income) of consolidated subsidiaries in 2006 was Php43,828 million, a decrease of Php1,942 million, or 4%, from Php45,770 million in 2005, primarily due to the increase of Php5,056 million in loss on derivative transactions in 2006 and a slightly lower operating income, partially offset by an increase in our other income due to the recognition of a gain of Php1,698 million on early settlement by Piltel of its restructured debt and a significant decline in our financing costs owing to lower interest expense and related items in 2006.

Provision for Income Tax

Provision for income tax increased by Php4,197 million, or 87%, to Php9,046 million in 2006 compared to Php4,849 million in 2005 mainly due to lower non-tax deductible charges, partially offset by the reversal of a valuation allowance of deferred tax assets in relation with the likelihood that Piltel would be able to realize the future tax benefits on these assets. We currently expect that our effective corporate tax rate will be higher going forward than in previous years due to the expiration of Smart’s income tax holiday.

Consolidated Net Income

As a result, our consolidated net income in 2006 was Php33,598 million, a decrease of Php7,005 million, or 17%, compared to Php40,603 million in 2005. The following table shows the breakdown of our consolidated net income for the years ended December 31, 2006 and 2005 by business segment:

	Years Ended December 31,
					Change
	2006	%	2005	%	Amount	%
	(in millions)
Wireless	Php32,918	98	Php35,830	88	(Php2,912)	(8)
Fixed line	923	3	4,660	12	(3,737)	(80)
Information and communications technology	(243)	(1)	113	–	(356)	(315)
Total	Php33,598	100	Php40,603	100	(Php7,005)	(17)

On Business Segment Basis

Wireless

Operating Revenues

Our wireless business segment offers cellular services as well as wireless broadband, satellite, VSAT and other services.

The following table summarizes our total operating service and non-service revenues from our wireless business for the years ended December 31, 2006 and 2005 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(in millions)
Wireless services:
Service Revenues
Cellular	Php75,605	94	Php71,518	93	Php4,087	6
Wireless broadband, satellite, VSAT and others	2,778	3	2,677	3	101	4
	78,383	97	74,195	96	4,188	6
Non-service Revenues
Sale of cellular handsets and SIM-packs	2,022	3	2,711	4	(689)	(25)
Total Wireless Operating Revenues	Php80,405	100	Php76,906	100	Php3,499	5

Service Revenues

Our wireless service revenues increased by Php4,188 million, or 6%, to Php78,383 million in 2006 compared to Php74,195 million in 2005 mainly as a result of the continued growth of Smart’s and Piltel’s subscriber base, an increase in international inbound revenues and a reduction in domestic interconnection costs due to a shift from off-network to on-network voice and data usage. As a percentage of our total wireless operating revenues, wireless service revenues increased to 97% in 2006 from 96% in 2005.

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

Our cellular service revenues in 2006 amounted to Php75,605 million, an increase of Php4,087 million, or 6%, from Php71,518 million in 2005. Cellular service revenues accounted for 94% and 93% of our total wireless operating revenues in 2006 and 2005, respectively. The increase in cellular service revenues was primarily due to the continued growth of Smart’s and Piltel’s subscriber base. As at December 31, 2006, Smart and Piltel cellular subscribers totaled 24,175,384, an increase of 3,766,763, or 18%, over their combined cellular subscriber base of 20,408,621 as at December 31, 2005.

The table below shows our cellular subscribers base as at December 31, 2006 and 2005:

	As at December 31,
			Increase
	2006	2005	Amount	%

Cellular subscriber base	24,175,384	20,408,621	3,766,763	18
Prepaid	23,856,821	20,128,543	3,728,278	19
Smart	16,882,442	15,144,118	1,738,324	11
Piltel	6,974,379	4,984,425	1,989,954	40
Postpaid	318,563	280,078	38,485	14

Of our 24,175,384 subscribers as at December 31, 2006, prepaid subscribers accounted for approximately 99% while postpaid subscribers accounted for the remaining 1%. Our cellular prepaid subscriber base grew by 19% to 23,856,821 as at December 31, 2006 from 20,128,543 as at December 31, 2005, whereas our postpaid subscriber base increased by 14% to 318,563 as at December 31, 2006 from 280,078 as at December 31, 2005. Smart’s prepaid and postpaid net subscriber activations totaled 1,738,324 and 38,485, respectively, in 2006, or a quarterly average addition of 434,581 prepaid and 9,621 postpaid subscribers. On the other hand, Piltel’s prepaid subscribers increased by 40% to 6,974,379 as at December 31, 2006 from 4,984,425 as at December 31, 2005, or a quarterly average addition of 497,489 subscribers. Postpaid subscribers as at December 31, 2006 were higher than as at December 31, 2005 primarily due to increased net activations in the last two quarters of 2006.

Our quarterly net subscriber activations (reductions) over the eight quarters in 2006 and 2005 are as follows:

	2006				2005
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Prepaid	486,009	1,553,570	450,553	1,238,146	1,050,638	536,840	(11,230)	(381,443)
Smart	111,987	851,326	131,486	643,525	920,885	314,607	(53,953)	(358,709)
Piltel	374,022	702,244	319,067	594,621	129,753	222,233	42,723	(22,734)

Postpaid	5,001	11,955	13,722	7,807	(6,357)	116	10,506	1,319

Total	491,010	1,565,525	464,275	1,245,953	1,044,281	536,956	(724)	(380,124)

Wireless Broadband, Satellite, VSAT and Other Services

Our revenues from wireless broadband, satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies and wireless broadband service revenues from Smart Broadband, charges for ACeS Philippines’ satellite phone service and service revenues from PLDT Global subsidiary’s mobile virtual network operations. Smart Broadband offers a number of wireless broadband services and had 121,867 subscribers as at December 31, 2006.

Gross service revenues from these services for 2006 amounted to Php2,778 million, an increase of Php101 million, or 4%, from Php2,677 million in 2005. The increase was primarily due to the growth in our wireless broadband business.

Non-service Revenues

Our wireless non-service revenues consist of:

•         proceeds from sale of cellular handsets; and

•         proceeds from sale of cellular SIM-packs.

Our wireless non-service revenues decreased by Php689 million, or 25%, to Php2,022 million in 2006 as compared to Php2,711 million in 2005 mainly attributable to lower handset sales due to the fact that activations in 2006 were primarily driven by more SIM-pack sales.

Operating Expenses

Operating expenses associated with our wireless business in 2006 amounted to Php42,271 million, an increase of Php2,835 million, or 7%, from Php39,436 million in 2005. This increase was mainly due to increases in rent, compensation and benefits, and the recognition of an asset impairment charge, partially offset by decreases in costs of cellular handsets and SIM-packs sold, cost of satellite air time, taxes and licenses, and selling and promotion. As a percentage of our total wireless operating revenues, operating expenses associated with our wireless business decreased to 53% in 2006 from 51% in 2005.

Cellular business expenses accounted for 96% while wireless broadband, satellite, VSAT and other business expenses accounted for 4% of our wireless business expenses in 2006, compared to 94% and 6%, respectively, in 2005.

The following table summarizes our wireless-related expenses for the years ended December 31, 2006 and 2005 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(in millions)
Wireless services
Depreciation and amortization	9,743	23	Php9,200	23	Php543	6
Rent	7,887	19	5,577	14	2,310	41
Compensation and benefits(1)	5,040	12	4,245	11	795	19
Costs of cellular handsets and SIM-packs sold	4,688	11	5,827	15	(1,139)	(20)
Repairs and maintenance	3,646	9	3,667	9	(21)	(1)
Selling and promotions	3,012	7	3,124	8	(112)	(4)
Professional and other contracted services	1,780	4	1,608	4	172	11
Asset impairment	1,391	3	–	–	1,391	100
Taxes and licenses	1,018	2	1,538	4	(520)	(34)
Communication, training and travel	891	2	960	2	(69)	(7)
Insurance and security services	798	2	947	2	(149)	(16)
Cost of satellite air time	698	2	1,008	3	(310)	(31)
Provision for doubtful accounts	627	1	253	1	374	148
Amortization of intangible assets	272	1	189	1	83	44
Provision for inventory obsolescence	202	1	322	1	(120)	(37)
Other operating expenses	578	1	971	2	(393)	(40)
Total	Php42,271	100	Php39,436	100	Php2,835	7

__________

(1) Includes salaries and benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges increased by Php543 million, or 6%, to Php9,743 million in 2006, principally due to an increase in our depreciable asset base mainly in our broadband and 3G network, and customer-deployed equipment. For further details, see Note 7 – Property, Plant and Equipment to the accompanying consolidated financial statements in Item 18.

Rent expenses increased by Php2,310 million, or 41%, to Php7,887 million on account of an increase in domestic fiber optic network, or DFON, facilities leased by Smart from PLDT, as well as higher satellite transmission and site rental expenses. As at December 31, 2006, we had 4,377 GSM cell sites and 6,099 base stations, compared with 4,305 GSM cell sites and 5,982 base stations as at December 31, 2005.

Compensation and benefits expenses increased by Php795 million, or 19%, to Php5,040 million, primarily due to higher accrued bonuses, pension benefits, long-term incentive plan costs and other employee benefits of Smart. Smart’s employee headcount increased by 219, or 4%, to 5,306 in 2006 as compared to 5,087 in 2005. For further discussion on our long-term incentive plan, please see Item 6. “Directos, Senior Management and Employees –– Long-Term Incentive Plan” and Note 21 –Employee Benefits to the accompanying consolidated financial statements in Item 18.

Cost of cellular, handsets, and SIM-packs sold decreased by Php1,139 million, or 20%, to Php4,688 million primarily due to a decrease in the volume of phone kits sold and the termination of SIM-swapping activities in May 2005.

Repairs and maintenance expenses decreased by Php21 million, or 1%, to Php3,646 million mainly on account of lower repairs and maintenance costs for network facilities and motor vehicles which more than offset higher expenses for electricity and power generation as well as higher maintenance expense for IT hardware and software.

Selling and promotions expenses decreased by Php112 million, or 4%, to Php3,012 million due to lower commission, and advertising and promotions expenses as well as a decrease in printing costs of prepaid cards.

Professional and other contracted services increased by Php172 million, or 11%, to Php1,780 million, primarily due to increased call center, contracted service, market research, consultancy and technical service fees.

Asset impairment of Php1,391 million in 2006 represents the reduction in value of Mabuhay Satellite’s Agila II satellite given the difficulty in generating cash flows with the satellite nearing its end-of-life and other events affecting its business.

Taxes and licenses decreased by Php520 million, or 34%, to Php1,018 million, primarily due to a decrease in Smart’s licenses and business-related taxes.

Communication, training and travel expenses decreased by Php69 million, or 7%, to Php891 million due to lower mailing and courier, training, communication and local travel expenses, partially offset by higher freight and hauling charges incurred in 2006.

Insurance and security services decreased by Php149 million, or 16%, to Php798 million, primarily due to the decrease in site security expenses and lower amortization charges on prepaid insurance contracts.

Cost of satellite air time decreased by Php310 million, or 31%, to Php698 million due to a reduction of satellite air time cost as a result of the appreciation of the peso in 2006. See “— Liquidity and Capital Resources — Contractual Obligations and Commercial Commitments — Contractual Obligations — Unconditional Purchase Obligations — Air Time Purchase Agreement with AIL” and Note 16 – Related Party Transactions to the accompanying consolidated financial statements in Item 18.

Provision for doubtful accounts increased by Php374 million, or 148%, to Php627 million primarily due to an increase in the provision for subscriber and carrier receivables coupled with the reversal of the provision for non-trade receivables booked in 2005.

Amortization of intangible assets increased by Php83 million, or 44%, to Php272 million mainly due to an increase in the amount of intangible assets recognized following the purchase of an additional 20% investment in Wolfpac.

Provision for inventory obsolescence decreased by Php120 million, or 37%, to Php202 million primarily due to a lower level of obsolete inventory in 2006.

Other operating expenses decreased by Php393 million, or 40%, to Php578 million primarily due to various lower business and operational-related expenses such as bank charges, representation expenses and a loss on share swap in 2005.

Operating Income

Operating income from our wireless business amounted to Php38,134 million in 2006, an increase of Php664 million, or 2%, from Php37,470 million in 2005, which was primarily due to increased revenues, mainly from our cellular services, partially offset by higher operating expenses.

Financing Costs

Financing gain amounted to Php1,359 million in 2006, an increase of Php552 million, or 68%, from Php807 million in 2005 due to the combined results of lower interest expense owing to lower debt balances and accretion on financial liabilities as well as higher capitalized interest. The breakdown of our financing costs for our wireless business for the years ended December 31, 2006 and 2005 is as follows:

	Years Ended December 31,
			Change
	2006	2005	Amount	%

(in millions)
Interest on loans and related items	Php716	Php1,037	(Php321)	(31)
Accretion on financial liabilities – net	129	248	(119)	(48)
Financing charges	37	52	(15)	(29)
Capitalized interest	(248)	(85)	(163)	192
Foreign exchange gains – net	(1,993)	(2,059)	66	(3)
	(Php1,359)	(Php807)	(Php552)	68

Interest Income

Interest income generated by our wireless business amounted to Php965 million in 2006, a decrease of Php92 million, or 9%, compared to Php1,057 million in 2005 mainly attributable to Smart’s lower average cash balances.

Loss (Gain) on Derivative Transactions

Gain on derivative transactions increased by Php157 million, or 133%, to Php39 million in 2006 as compared to a loss on derivative transactions of Php118 million in 2005 primarily due to mark-to-market gain from Smart’s forward foreign exchange contracts as a result of the peso appreciation.

Other Income – Net

Our wireless business segment generated other income - net of Php2,285 million in 2006, an increase of Php993 million, or 77%, from Php1,292 million in 2005. The increase was primarily due to the recognition of a gain of Php1,698 million on early settlement by Piltel of its restructured debt and a reversal of prior years’ provision for NTC fees to align with the assessments received in 2005.

Income Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income (Loss) of Consolidated Subsidiaries

Income before income tax, cumulative effect of change in accounting policy and minority interest in net income (loss) of consolidated subsidiaries increased by Php2,274 million, or 6%, to Php42,782 million in 2006 compared to Php40,508 million in 2005, mainly due to a 5% increase in wireless operating revenues, principally from our cellular business resulting from the continued cellular subscriber growth in 2006, and an increase in other income.

Provision for Income Tax

Provision for income tax increased by Php4,444 million, or 104%, to Php8,729 million in 2006 from Php4,285 million in 2005, primarily due to higher non-tax deductible charges and the net movement in deferred tax assets. For 2006, the net movement in deferred tax assets primarily pertains to deferred tax assets recognized in relation to the benefit to be derived from the disposal of certain of Piltel’s assets with the lifting of certain mortgage trust indenture restrictions resulting from the full prepayment of Piltel’s restructured debt on December 4, 2006. We currently expect that our effective corporate tax rate will be higher going forward than in previous years due to the expiration of Smart’s income tax holiday.

Net Income

Our wireless business segment recorded a net income of Php32,918 million in 2006, a decrease of Php2,912 million, or 8%, over Php35,830 million registered in 2005 as the increase in our cellular revenues and our other income was more than offset by an increase in operating expenses and higher provision for income tax.

Fixed Line

Operating Revenues

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Total fixed line revenues generated from our fixed line business in 2006 totaled Php49,282 million, a decrease of Php190 million from Php49,472 million in 2005. As a percentage of our total operating revenues, fixed line revenues decreased to 36% in 2006 from 38% in 2005, principally due to the continued growth of our wireless business.

The following table summarizes total operating revenues from our fixed line business for the years ended December 31, 2006 and 2005, respectively, by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(in millions)
Fixed line services:
Service Revenues
Local exchange	Php16,993	35	Php20,229	41	(Php3,236)	(16)
International long distance	9,933	20	12,245	25	(2,312)	(19)
National long distance	6,920	14	5,254	11	1,666	32
Data and other network	13,725	28	10,394	21	3,331	32
Miscellaneous	1,632	3	1,309	2	323	25
	49,203	100	49,431	100	(228)	–
Non-Service Revenues
Sale of cellular handsets	79	–	41	–	38	93
Total Fixed Line Operating Revenues	Php49,282	100	Php49,472	100	(Php190)	–

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

The following table summarizes key measures of our local exchange service business segment as at and for the years ended December 31, 2006 and 2005, respectively:

	Years Ended December 31,
			Increase (Decrease)
	2006	2005	Amount	%

Consolidated local exchange service revenues (in millions)	Php16,993	Php20,229	(Php3,236)	(16)
Number of fixed line subscribers(1)	1,776,647	1,842,507	(65,860)	(4)
Number of fixed line employees	8,711	9,197	(486)	(5)
Number of fixed line subscribers per employee	204	200	4	2

_____________

(1) Previously set forth as number of fixed lines in service. 2006 was restated to reflect the effect of the change in parameters used to align with the PLDT Group’s policy on subscriber count with the planned use of an integrated billing system for our subscribers.

Revenues from our local exchange service decreased by Php3,236 million, or 16%, to Php16,993 million in 2006 from Php20,229 million in 2005. The decrease was primarily due to a 4% decline in the number of fixed line subscribers and the appreciation of the peso which required us to make downward adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 35% in 2006 as compared to 41% in 2005.

As at December 31, 2006, postpaid and prepaid fixed line subscribers totaled 1,450,331 and 326,316, respectively, which accounted for approximately 82 % and 18%, respectively, of our total fixed line subscribers.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In 2006, we implemented eight downward adjustments and three upward adjustments in our monthly local service rates, while there were six downward adjustments and three upward adjustments in 2005. The average Philippine peso to U.S. dollar rate factored in our monthly local service rates in 2006 was Php51.53 to US$1.00, compared to an average of Php55.21 to US$1.00 in 2005. This change in the average peso-to-dollar rate translated to a peso appreciation of 7%, which resulted in a net decrease of approximately 6% in our average monthly local service rates in 2006.

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

The following table shows information about our international fixed line long distance business for the years ended December 31, 2006 and 2005, respectively:

	Years Ended December 31,
			Increase (Decrease)
	2006	2005	Amount	%

Total international long distance service revenues (in millions)	Php9,933	Php12,245	(Php2,312)	(19)
Inbound	8,378	10,203	(1,825)	(18)
Outbound	1,555	2,042	(487)	(24)

International call volumes (in million minutes, except call ratio)	2,177	2,266	(89)	(4)
Inbound	1,984	2,117	(133)	(6)
Outbound	193	149	44	30
Inbound-outbound call ratio	10.3:1	14.2:1	–	–

Our total international long distance service revenues decreased by Php2,312 million, or 19%, to Php9,933 million in 2006 from Php12,245 million in 2005, primarily due to the peso appreciation, a decrease in average termination rates for inbound calls and a decline in inbound call volumes largely as a result of alternative means of communications such as e-mailing, texting and Internet telephony. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 20% in 2006 from 25% in 2005.

Our revenues from inbound international long distance service decreased by Php1,825 million, or 18%, to Php8,378 million due to a decrease in inbound traffic volume by 133 million minutes to 1,984 million minutes in 2006 coupled with a decrease in average termination rates. In addition, the appreciation of the Philippine peso to the U.S. dollar with average rates of Php51.165 in 2006 and Php55.006 in 2005 contributed to the decrease in our inbound international long distance revenues in peso terms, since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the time of billing.

Our revenues from outbound international long distance service decreased by Php487 million, or 24%, to Php1,555 million in 2006 primarily due to a decline in average revenue per minute as a result of a lower average collection rate with the introduction of low-rate services such as PLDT ID-DSL and Budget Card, and the peso appreciation in 2006, which more than offset the significant increase in outbound international call volumes in 2006.

National Long Distance Service

Our national long distance service revenues consist of:

•         per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier;

•         access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers; and

•         fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network.

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2006 and 2005, respectively:

	Years Ended December 31,
			Increase (Decrease)
	2006	2005	Amount	%

Total national long distance service revenues (in millions)	Php6,920	Php5,254	Php1,666	32
National long distance call volumes (in million minutes)	2,251	2,348	(97)	(4)

Our national long distance service revenues increased by Php1,666 million, or 32%, to Php6,920 million in 2006 from Php5,254 million in 2005, primarily due to higher average revenue per minute in 2006 due to the change in mechanics in our Php10 per call promotion which more than offset the decrease in call volumes. In 2005, the Php10 per call promotion was open to all PLDT Group fixed line subscribers nationwide while in 2006, the Php10 per call service was made available only to registered PLDT subscribers for a monthly service fee. Accordingly, the percentage contribution of national long distance revenues to our fixed line service revenues accounted for 14% and 11% in 2006 and 2005, respectively.

Data and Other Network Services

Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband Internet-based data communications, and packet-based communication.

The following table shows information about our data and other network service revenues for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
			Increase
	2006	2005	Amount	%

Data and other network service revenues (in millions)	Php13,725	Php10,394	Php3,331	32
Number of DSL broadband subscribers	133,159	88,811	44,348	50
Number of PLDT Vibe narrowband subscribers	297,250	266,703	30,547	11

In 2006, our data and other network services posted revenues of Php13,725 million, an increase of Php3,331 million, or 32%, from Php10,394 million in 2005, primarily due to increases in leased lines, IP-based and switched-based data services, particularly Diginet and DFON rental, PLDT DSL and PLDT Vibe services. The revenue contribution of this service segment to our fixed line service revenues increased to 28% in 2006 from 21% in 2005.

PLDT DSL contributed revenues of Php3,132 million in 2006, an increase of Php754 million, or 32%, from Php2,378 million in 2005, primarily due to an increase in the number of subscribers. PLDT DSL reached 133,159 subscribers as at December 31, 2006 compared with 88,811 subscribers in the same period in 2005. PLDT DSL offers a number of packages with maximum speeds ranging from 88 kbps to 5 Mbps depending on the plan.

PLDT Vibe revenues increased by Php106 million, or 38%, to Php387 million in 2006 from Php281 million in 2005, primarily due to an increase in subscribers. As at December 31, 2006, PLDT Vibe registered users totaled 297,250, of which 100,362 were exclusive postpaid users, 182,968 were exclusive prepaid users, and 13,920 were both postpaid and prepaid users. As at December 31, 2005, PLDT Vibe registered users totaled 266,703, of which 97,016 were exclusive postpaid users, 149,973 were exclusive prepaid users, and 19,714 were both postpaid and prepaid users.

In support of the growing data requirements of the small and medium enterprise market, the network footprints of BRAINS, IP-VPN and Shops.work, PLDT’s private local networking services, have been expanded with the roll-out of NGN facilities in key business areas across the country.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional international and domestic data offerings – Fibernet, Arcstar, Acacia, I-Gate, Diginet, BRAINS, IP-VPN and Shops.work, among others – continues to provide us with a stable revenue source.

Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements. Diginet revenues increased by Php2,335 million, or 53%, to Php6,771 million in 2006 as compared to Php4,436 in 2005 mainly due to Smart’s DFON rental of Php4,940 million and Php3,062 million in 2006 and 2005, respectively.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising and facilities rental. In 2006, these revenues increased by Php323 million, or 25%, to Php1,632 million from Php1,309 million in 2005. The improvement was mainly due to an increase in rental income, primarily from co-location charges on account of an increase in the number of co-location sites, coupled with an increase in facility management fees. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% and 2% in 2006 and 2005, respectively.

Operating Expenses

Expenses related to our fixed line business totaled Php39,086 million in 2006, an increase of Php97 million as compared to Php38,989 million in 2005. The increase was primarily due to an increase in compensation and benefits, repairs and maintenance, selling and promotions and asset impairment expenses, partially offset by lower provision for doubtful accounts, depreciation and amortization and taxes and licenses.

The following table sets forth the breakdown of our total fixed line-related expenses for the years ended December 31, 2006 and 2005, respectively, and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(in millions)
Fixed line services:
Depreciation and amortization	Php17,676	45	Php18,240	47	(Php564)	(3)
Compensation and benefits(1)	10,207	26	8,261	21	1,946	24
Repairs and maintenance	4,232	11	3,297	9	935	28
Selling and promotions	1,736	5	1,535	4	201	13
Rent	1,579	4	1,727	4	(148)	(9)
Professional and other contracted services	1,128	3	1,039	3	89	9
Taxes and licenses	730	2	942	2	(212)	(23)
Communication, training and travel	506	1	447	1	59	13
Insurance and security services	499	1	628	2	(129)	(21)
Cost of computers	159	–	53	–	106	200
Provision for doubtful accounts	45	–	1,944	5	(1,899)	(98)
Provision for inventory obsolescence	9	–	157	–	(148)	(94)
Other operating expenses	580	2	719	2	(139)	(19)
Total	Php39,086	100	Php38,989	100	Php97	–

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Depreciation and amortization charges decreased by Php564 million, or 3%, to Php17,676 million due to the lower depreciation of our regular asset base.

Compensation and benefits expenses increased by Php1,946 million, or 24%, to Php10,207 million, primarily due to the effect of collective bargaining agreement-related increases in salaries and benefits, and an increase in incentive plan-related accruals, partially offset by a reduction in the number of fixed line employees due to PLDT’s manpower rightsizing program. For further discussion on our long-term incentive plan, please see Item 6. “Directors, Senior Management and Employees –– Long-Term Incentive Plan” and Note 17 – Employee Benefits to the accompanying consolidated financial statements in Item 18.

Repairs and maintenance expenses increased by Php935 million, or 28%, to Php4,232 million, primarily due to higher maintenance costs for foreign cable and wire facilities as more operating and maintenance-related restorations were incurred in 2006 as compared to 2005.

Selling and promotions expenses increased by Php201 million, or 13%, to Php1,736 million, primarily as a result of an increase in PLDT’s promotional activities in relation to various products and services, coupled with higher public relations expense in 2006.

Rent expenses decreased by Php148 million, or 9%, to Php1,579 million due to lower office and building rentals, and a decrease in transponder lease charges, partially offset by an increase in international and domestic leased circuits charges.

Professional and other contracted services increased by Php89 million, or 9%, to Php1,128 million primarily due to higher contracted services and bill printing fees in 2006.

Taxes and licenses decreased by Php212 million, or 23%, to Php730 million, mainly on account of lower business-related taxes incurred in 2006 as compared to 2005.

Communication, training and travel expenses increased by Php59 million, or 13%, to Php506 million due to an increase in local and foreign travel and training in 2006 as compared to 2005.

Insurance and security services decreased by Php129 million, or 21%, to Php499 million, primarily due to lower premiums on property all-risk, industrial all-risk and industrial fire insurance as well as lower security services due to a decrease in number of contracted security guards.

Cost of computers increased by Php106 million, or 200%, to Php159 million in 2006 due to the computer-bundled sales in relation to our DSL promotion and WeRoam subscriptions.

Provision for doubtful accounts decreased by Php1,899 million, or 98%, to Php45 million primarily on account of improvement in collection rates in 2006 as compared to 2005.

Provision for inventory obsolescence decreased by Php148 million, or 94%, to Php9 million primarily due to the consequent reversal of provisions with the change in realizability of certain receivable accounts specifically identified and previously provided for.

Other operating expenses decreased by Php139 million, or 19%, to Php580 million due to lower office supplies consumption and printing costs.

Operating Income

Operating income from our fixed line service amounted to Php10,196 million in 2006, a decrease of Php287 million, or 3%, from Php10,483 million in 2005, which was primarily due to an increase in fixed line-related expenses particularly increased compensation and benefits, coupled with the decrease in fixed line-related revenues.

Financing Costs

Financing costs decreased by Php491 million, or 12%, to Php3,685 million in 2006 largely due to lower interest on loans and related items owing to lower debt balances in 2006 as compared to 2005 partially offset by lower foreign exchange gains recorded in 2006 as a result of lower foreign currency debt levels and higher hedge costs. The breakdown of financing costs for our fixed line business for the years ended December 31, 2006 and 2005 is as follows:

	Years Ended December 31,
			Change
	2006	2005	Amount	%
	(in millions)
Interest on loans and related items	Php6,254	Php9,058	(Php2,804)	(31)
Financing charges	1,460	1,384	76	5
Accretion on financial liabilities – net	206	320	(114)	(36)
Capitalized interest	(301)	(419)	118	(28)
Foreign exchange gains – net	(3,934)	(6,167)	2,233	(36)
	Php3,685	Php4,176	(Php491)	(12)

Interest Income

Interest income generated by our fixed line business amounted to Php441 million in 2006, an increase of Php56 million, or 15%, compared to Php385 million in 2005 mainly attributable to PLDT’s higher average cash balances in 2005.

Loss (Gain) on Derivative Transaction

Loss on derivative transactions amounted to Php6,900 million in 2006, an increase of Php5,217 million, or 310%, from Php1,683 million in 2005 primarily due to PLDT’s mark-to-market loss from principal only swaps as a result of the peso appreciation in 2006 and lower interest differential between peso and U.S. dollar interest rates.

Other Income - Net

All other income/gains such as rental income, gain on disposal of property, which do not fall under service revenues are included under this classification. In 2006, our fixed line business segment registered an increase in other income of Php1,118 million to Php1,314 million from Php196 million in 2005 mainly due to a gain on sale of fixed assets, other property and materials in the aggregate amount of Php658 million and a gain relating to a refund from Manila Electric Company, or Meralco, of Php194 million recorded at fair value in 2006 (payable by Meralco over four years.)

Income Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income of Consolidated Subsidiaries

Our fixed line business segment registered an income before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries of Php1,366 million in 2006, a decrease of Php3,839 million, or 74%, compared to Php5,205 million in 2005 mainly due to higher loss on derivative transactions partially offset by higher other income.

Provision for Income Tax

Provision for income tax amounted to Php351 million in 2006, a decrease of Php193 million, or 35%, as compared to Php544 million in 2005 primarily due to net movement in deferred tax assets owing to higher foreign exchange differentials realized in 2005.

Net Income

In 2006, our fixed line business segment contributed a net income of Php923 million, a decrease of Php3,737 million, or 80%, as compared to Php4,660 million in 2005 mainly due to higher loss on derivative transactions.

Information and Communications Technology

Operating Revenues

Our information and communications technology business is conducted by ePLDT, a wholly-owned subsidiary of PLDT.

On July 11, 2006, ePLDT acquired a 100% equity interest in SPi and its direct and indirect Philippine and offshore subsidiaries for a cash consideration of US$135 million. SPi is the second largest pure-play BPO service provider and the ninth largest independent BPO service provider worldwide. It has operations in 19 locations in North America, Europe and Asia. On August 11, 2006, SPi acquired 100% of CyMed, Inc., a leading medical transcription company based in Richmond, Virginia.

On February 16, 2006, ePLDT acquired a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines. The acquisition of Level Up!, together with netGames, ePLDT’s online gaming subsidiary, is expected to strengthen ePLDT’s online gaming business in the Philippines.

For further discussion, see Item 4. “Information on the Company –– Organization”, Item 4. “Information on the Company –– Business –– Information and Communications Technology” and Note 9 – Goodwill and Other Intangible Assets to the accompanying consolidated financial statements in Item 18.

In 2006, our information and communications technology business generated revenues of Php6,890 million, an increase of Php3,585 million, or 108%, from Php3,305 million in 2005. This increase was largely due to the consolidation of SPi, CyMed and Level Up! since July 11, 2006, August 11, 2006 and February 16, 2006, respectively, and the continued increase of our call center revenues. Going forward, we expect revenues from our call center and BPO businesses to continue to contribute significantly to our information and communications technology revenues in light of the growing demand for our call center and BPO services and as a result of the full-year consolidation of SPi, CyMed and Level Up!.

The following table summarizes our total operating revenues from our information and communications technology business for the years ended December 31, 2006 and 2005 by service segment:

	Years Ended December 31,
					Increase
	2006	%	2005	%	Amount	%

(in millions)
Service Revenues
Call center	Php2,624	38	Php1,944	59	Php680	35
BPO	2,374	34	–	–	2,374	100
Internet and online gaming	796	12	556	17	240	43
VitroTM data center	428	6	376	11	52	14
Others	115	2	77	2	38	49
	6,337	92	2,953	89	3,384	115
Non-service Revenues
Point-Product Sales	553	8	352	11	201	57

Total Operating ICT Revenues	Php6,890	100	Php3,305	100	Php3,585	108

Service Revenues

Service revenues generated by our information and communications technology segment amounted to Php6,337 million in 2006, an increase of Php3,384 million, or 115%, as compared to Php2,953 million in 2005 primarily as a result of the consolidation of SPi and Level Up! and the continued growth of our call center business.

Call Center

Call center revenues consist of:

•         inbound calls for customer care, product inquiries, sales and technical support based on active minutes;

•         outbound calls for sales and collections based on active minutes; and

•         service income for e-mail handling, web chat, web co-browsing, data entry and BPO based on transaction volume.

Revenues related to our call center business increased by Php680 million, or 35%, to Php2,624 million in 2006 from Php1,944 million in 2005, primarily due to the combined effects of the following:

•         an increase in programs being handled by Vocativ from 2005 brought about by the acquisition of additional clients in 2006, as Ventus entered into an alliance with one of India’s leading BPO companies to serve their voice requirements;

•         an increase in the number of registered minutes for Parlance’s inbound projects and hours for outbound projects;

•         an increased call volume handled by Ventus due to the expansion of our domestic call center group, which currently serves internal (Smart) and external (credit card companies) clients;

•         the expansion of Vocativ’s existing Taguig facility by 530 seats from approximately 1,190 seats in 2005 to approximately 1,720 seats in 2006;

•         the expansion of Ventus’ existing Iloilo facility by 130 seats from approximately 370 seats in 2005 to approximately 500 seats in 2006;

•         the expansion of Ventus’ back-up/overflow Makati facility by 220 seats from approximately 80 seats in 2005 to approximately 300 seats in 2006, which provided capacity for seasonal requirements of Iloilo-based programs;

•         the commencement of operations at the 820-seat Ventus Pasig call center in August 2006; and

•         the commencement of operations at the 780-seat Parlance Libertad call center in September 2006.

Call center revenues accounted for 41% and 66% of total information and communications technology service revenues in 2006 and 2005, respectively.

Business process outsourcing

BPO revenues consist of:

•         editorial and content production services to the scholarly scientific, technical and medical (SSTM) journal publishing industry;

•         digital content conversion services to information incentive organizations such as online and traditional publishers, libraries, educational institutions, Global 1,000 corporations and government agencies worldwide;

•         pre-press project management services to book publishers;

•         litigation support services which involve conventional coding and electronic discovery support services for international law firms, corporate counsels and government agencies; and

•         conversion services of medical record/data from handwritten or speech format to electronic format.

We provide our BPO services primarily through SPi and its subsidiaries, which we acquired on July 11, 2006. In 2006, BPO contributed revenues of Php2,374 million, primarily from services of SPi and its subsidiaries, and accounted for 37% of total service revenues of our information and communications technology business in 2006.

Internet and online gaming

Internet and online gaming service revenues consist of:

•         revenues derived from actual usage of Internet access network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic Internet time loads, net of discounts given to dealers;

•         monthly service fees from postpaid corporate and consumer subscribers, including (1) charges for internet usage in excess of allocated free plan Internet hours; (2) one-time installation and activation fees; and (3) fees for value added services including e-mail and web hosting services;

•         one-time fees generated from reselling Internet-related solutions such as security solutions and domain registration;

•         franchise and royalty fees for Netopia Internet cafés, including a one-time subscription fee and monthly recurring franchise fees based on certain conditions in the franchise agreement;

•         revenues from community access of computers and desktop publishing based on actual usage, net of discounts given to users; and

•         online gaming revenues from unique subscribers, including one-time sale of gaming cards and electronic pins, and top-up fees upon actual consumption of gaming credits or after expiration of any unused peso value thereof.

Revenues from our Internet and online gaming businesses increased by Php240 million, or 43%, to Php796 million in 2006 from Php556 million in 2005 primarily due to the full year consolidation of Airborne Access and the consolidation of Level Up! in May 2006, which resulted in additional revenues of Php11 million and Php138 million, respectively. Our Internet and online gaming business revenues accounted for 13% and 19% of service revenues of our information and communications technology business in 2006 and 2005, respectively.

Vitro™ data center

ePLDT operates an Internet data center under the brand name Vitroä which provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewalls and managed firewalls.

Vitro™ revenues consist of:

•         monthly service fees derived from co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, web hosting, data recovery security services and other value added services; and

•         installation charges and other one-time fees associated with the set-up and professional services of Vitro’s certified professionals.

In 2006, Vitro™ contributed revenues of Php428 million, an increase of Php52 million, or 14%, from Php376 million in 2005, primarily due to an increase in co-location revenues and server hosting. Vitroä revenues accounted for 7% and 13% of service revenues of our information and communications technology business in 2006 and 2005, respectively.

Others

Other revenues consist of:

•         fees generated for issuance of digital certificates and licenses; and

•         revenues derived from IT helpdesk/contact center solutions and terminals for credit, debit and credit card transactions.

Revenues from other businesses related to our information and communications technology segment increased by Php38 million, or 49%, to Php115 million in 2006 from Php77 million in 2005, largely due to IT helpdesk/contact center services rendered coupled with an increase in the number of digital certificates sold.

Please refer to Note 8 – Investments to the accompanying consolidated financial statements in Item 18 for further discussion on ePLDT’s other information and communications technology services.

Non-service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In 2006, non-service revenues generated by our information and communications technology business increased by Php201 million, or 57%, to Php553 million as compared to Php352 million in 2005, primarily due to higher revenues from sales of networking equipment and software licenses.

Operating Expenses

Expenses associated with our information and communications technology business totaled Php7,142 million in 2006, an increase of Php3,889 million, or 120%, from Php3,253 million in 2005 primarily due to the consolidation of SPi, CyMed and Level Up! resulting primarily in an increase in compensation and benefits, and professional and other contracted services. We currently expect these expenses to be significantly higher going forward as a result of the full year consolidation of SPi, CyMed and Level Up!. As a percentage of our information and communications technology revenues, expenses related to our information and communications technology business were 104% and 98% for 2006 and 2005, respectively.

The following table shows the breakdown of our total information and communications technology-related expenses for the years ended December 31, 2006 and 2005, respectively, and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase
	2006	%	2005	%	Amount	%
	(in millions)
Information and communications technology services:
Compensation and benefits(1)	Php3,021	42	Php1,352	42	Php1,669	123
Professional and other contracted services	739	10	82	3	657	801
Depreciation and amortization	711	10	415	13	296	71
Cost of sales – point-product	476	7	300	9	176	59
Rent	444	6	362	11	82	23
Asset impairment	408	6	11	–	397	3609
Repairs and maintenance	368	5	283	9	85	30
Selling and promotions	294	4	121	4	173	143
Communication, training and travel	276	4	98	3	178	182
Amortization of intangible assets	130	2	15	–	115	767
Taxes and licenses	67	1	36	1	31	86
Provision for doubtful accounts	64	1	54	2	10	19
Insurance and security services	33	–	14	–	19	136
Other operating expenses	111	2	110	3	1	1
Total	Php7,142	100	Php3,253	100	Php3,889	120

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits increased by Php1,669 million, or 123%, to Php3,021 million largely due to the increased number of employees and corresponding salaries and employee benefits resulting from the expansion of our call center businesses and the consolidation of SPi and Level Up! in 2006. ePLDT’s employee headcount increased by 9,558, or 208%, to 14,150 in 2006 from 4,592 in 2005. The increase in the number of employees as at December 31, 2006 was primarily due to ePLDT’s acquisition of SPi, CyMed and Level Up!.

Professional and other contracted services increased by Php657 million, or 801%, to Php739 million primarily due to services sub-contracted by SPi from third parties related to its BPO services.

Depreciation and amortization charges increased by Php296 million, or 71%, to Php711 million primarily due to an increase in the depreciable asset base in relation to the expansion of our call center businesses and the consolidation of SPi in July 2006.

Cost of sales increased by Php176 million, or 59%, to Php476 million primarily due to an increase in the cost of point products sold in 2006.

Rent expenses increased by Php82 million, or 23%, to Php444 million primarily due to the opening of two additional call center sites in 2006 which led to increased rental of leased circuits.

Asset impairment increased by Php397 million to Php408 million primarily due to the impairment of ePLDT’s notes receivable from Technology Support Services, Inc. Please see Note 8 – Investments – Investment of ePLDT in Debt Securities of Technology Support Services, Inc., or TSSI (formerly First Advance Multi-Media Entertainment Corp., or FAME) to the accompanying consolidated financial statements in Item 18 for further discussion.

Repairs and maintenance expenses increased by Php85 million, or 30%, to Php368 million primarily due to higher hosting-related costs incurred in 2006 as compared to 2005 partially offset by Vitro’s lower hardware and server maintenance costs.

Selling and promotions expenses increased by Php173 million, or 143%, to Php294 million mainly due to higher advertising and marketing spending of netGames and Level Up!.

Communication, training and travel expenses increased by Php178 million, or 182%, to Php276 million, primarily due to the increased cost of phone lines, bandwidth and information system charges, coupled with the increase in foreign and local travel costs incurred by our call center and BPO businesses.

An amortization of intangible assets amounting to Php130 million and Php15 million were recognized in 2006 and 2005, respectively. Amortization of intangibles in 2006 resulted primarily from the acquisition of SPi and Level Up!, while amortization of intangibles in 2005 resulted from the impairment of goodwill of ePLDT’s investment in Netopia. See Note 9 – Goodwill and Other Intangible Assets to the accompanying consolidated financial statements in Item 18 for further discussion.

Taxes and licenses increased by Php31 million, or 86%, to Php67 million due to higher business-related taxes accrued and paid in 2006 as compared to 2005.

Provision for doubtful accounts increased by Php10 million, or 19%, to Php64 million mainly due to anticipated uncollectible accounts specifically identified in 2006.

Insurance and security services increased by Php19 million, or 136%, to Php33 million primarily due to higher premium costs and an increase in the value of assets insured in 2006 as compared to 2005.

Other operating expenses increased by Php1 million, or 1%, to Php111 million mainly due to higher business-related costs.

Financing Costs

Financing costs increased by Php79 million, or 146%, to Php133 million, primarily due to the consolidation of SPi in July 2006.

Provision for Income Tax

Benefit from income tax amounted to Php34 million in 2006 primarily due to the recognition of deferred tax assets pertaining to accrued pension cost, net operating loss carry-over and allowance for doubtful accounts, as compared to a provision for income tax of Php20 million in 2005.

Net Income (Loss)

In 2006, our information and communications technology business segment registered a net loss of Php243 million as against a net income of Php113 million in 2005 mainly as a result of a 120% increase in ICT-related expenses and the recent opening of two call centers, partly offset by the increase in ICT revenues mainly from our call center business and the consolidation of SPi.

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

The following table shows the breakdown of our consolidated operating revenues for the years ended December 31, 2005 and 2004 by business segment:

	Years Ended December 31,
					Change
	2005	%	2004	%	Amount	%
	(in millions)
Wireless	Php76,906	62	Php74,764	62	Php2,142	3
Fixed line	49,472	40	48,546	40	926	2
Information and communications technology	3,305	3	2,401	2	904	38
Inter-segment revenues	(6,348)	(5)	(4,538)	(4)	(1,810)	40
Total	Php123,335	100	Php121,173	100	Php2,162	2

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

The following table shows the breakdown of our consolidated operating expenses for the years ended December 31, 2005 and 2004 by business segment:

	Years Ended December 31,
					Change
	2005	%	2004	%	Amount	%
	(in millions)
Wireless	Php39,436	53	Php41,598	57	(Php2,162)	(5)
Fixed line	38,989	52	32,027	44	6,962	22
Information and communications technology	3,253	4	3,035	4	218	7
Inter-segment revenues	(6,857)	(9)	(4,026)	(5)	(2,831)	70
Total	Php74,821	100	Php72,634	100	Php2,187	3

Consolidated Operating Income

Our consolidated operating income in 2005 was Php48,514 million, a decrease of Php25 million compared to Php48,539 million in 2004 as a result of a 3% increase in our consolidated operating expenses which more than offset the 2% increase in our consolidated operating revenues.

Consolidated Financing Costs

Financing costs on a consolidated basis decreased by Php12,810 million, or 79%, to Php3,423 million primarily due to foreign exchange gains pertaining to the foreign exchange revaluation of the carrying values of financial liabilities as against a losss on foreign exchange revaluation in 2004 owing to the peso appreciation in 2005. This decrease was complemented by lower interest expense and related items owing to lower debt balances in 2005 compared with 2004.

Consolidated Interest Income

Interest income on a consolidated basis increased by Php515 million, or 55%, to Php1,457 million in 2005 from Php942 million in 2004 mainly attributable to higher average cash balances.

Consolidated Loss (Gain) on Derivative Transactions

Loss on derivative transactions on a consolidated basis amounted to Php1,801 million in 2005, an increase of Php937 million, or 108%, compared to Php864 million in 2004 primarily due to mark-to-market loss from interest rate swap and bifurcated equity call options partially offset by gains from long-term currency swaps and long-term foreign currency options.

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

On Business Segment Basis

Wireless

Operating Revenues

Our wireless business segment offers cellular services as well as wireless broadband, satellite, VSAT and other services.

The following table summarizes our total operating service and non-service revenues from our wireless business for the years ended December 31, 2005 and 2004 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
	(in millions)
Wireless services:
Service Revenues
Cellular	Php71,518	93	Php66,421	89	Php5,097	8
Wireless broadband, satellite, VSAT and others	2,677	3	2,232	3	445	20
	74,195	96	68,653	92	5,542	8
Non-service Revenues
Sale of cellular handsets and SIM-packs	2,711	4	6,111	8	(3,400)	(56)
Total Wireless Operating Revenues	Php76,906	100	Php74,764	100	Php2,142	3

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

Wireless Broadband, Satellite, VSAT and Other Services

Our revenues from wireless broadband, satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies and wireless broadband service revenues from Smart Broadband, charges for ACeS Philippines’ satellite phone service and service revenues from PLDT Global subsidiary’s mobile virtual network operations. Smart Broadband offers a number of wireless broadband services with 25,428 subscribers as of December 31, 2005, including 21,759 Smart WiFi subscribers.

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

Cellular business expenses accounted for 94% while wireless broadband, satellite, VSAT and other business expenses accounted for 6% of our wireless business expenses in 2005, compared to 93% and 7%, respectively, in 2004.

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

Selling and promotions expenses decreased by Php1,137 million, or 27%, to Php3,124 million due to efficient media spending and termination of certain media contracts in 2005.

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

Financing Costs

Financing gains associated with our wireless business amounted to Php807 million in 2005 compared to financing costs of Php2,292 million in 2004 primarily due to foreign exchange gains as a result of the 6% and 18% level of appreciation of the Philippine peso to the U.S. dollar and Japanese yen, respectively, from December 31, 2004 to December 31, 2005 compared to foreign exchange losses in 2004. Foreign exchange losses recorded in 2004 with the peso depreciation of 1% against the U.S. dollar, aggravated by the peso depreciation with approximately 6% against the Japanese yen from December 31, 2004, amounted to Php423 million. In addition, lower debt balances in 2005 also contributed to decreased interest expense on loans. The breakdown of our financing costs for our wireless business for the years ended December 31, 2005 and 2004 is as follows:

	Years Ended December 31,
			Change
	2005	2004	Amount	%
	(in millions)
Interest on loans and related items	Php1,037	Php1,082	(Php45)	(4)
Accretion on financial liabilities	248	884	(636)	(72)
Financing charges	52	1	51	5,100
Capitalized interest	(85)	(98)	13	(13)
Foreign exchange (gains) losses – net	(2,059)	423	(2,482)	(587)
	(Php807)	Php2,292	(Php3,099)	(135)

Interest Income

Interest income generated by our wireless business amounted to Php1,057 million in 2005, an increase of Php333 million, or 46%, compared to Php724 million in 2004 mainly attributable to Smart’s higher average cash balances.

Loss (Gain) on Derivative Transactions

Loss on derivative transactions amounted to Php118 million in 2005, an increase of Php125 million, from a gain on derivative transactions of Php7 million in 2004 primarily due to mark-to-market loss from Smart’s forward foreign exchange contracts as a result of the peso appreciation.

Other Income - Net

Our wireless business segment generated other income - net of Php1,292 million in 2005, a decrease of Php638 million, or 33%, from Php1,930 million in 2004. This decrease was primarily a result of a Php2,820 million gain on a debt restructuring transaction conducted by Smart in 2004 pertaining to our wireless business. See Note 12 – Interest-bearing Financial Liabilities – Term Loans – US$283 Million Term Loan Facility, or Debt Exchange Facility to the accompanying consolidated financial statement in Item 18.

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

The following table summarizes total operating revenues from our fixed line business for the years ended December 31, 2005 and 2004, respectively, by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
	(in millions)
Fixed line services:
Service Revenues
Local exchange	Php20,229	41	Php20,606	42	(Php377)	(2)
International long distance	12,245	25	12,804	26	(559)	(4)
National long distance	5,254	11	6,736	14	(1,482)	(22)
Data and other network	10,394	21	7,114	15	3,280	46
Miscellaneous	1,309	2	1,286	3	23	2
	49,431	100	48,546	100	885	2
Non-Service Revenues
Sale of cellular handsets	41	–	–	–	41	100
Total Fixed Line Operating Revenues	Php49,472	100	Php48,546	100	Php926	2

Service Revenues

Local Exchange Service

The following table summarizes key measures of our local exchange service business segment as at and for the years ended December 31, 2005 and 2004, respectively:

	Years Ended December 31,
			Increase (Decrease)
	2005	2004	Amount	%

Consolidated local exchange service revenues (in millions)	Php20,229	Php20,606	(Php377)	(2)
Number of fixed line subscribers	1,842,507	1,834,306	8,201	–
Number of fixed line employees	9,197	9,692	(495)	(5)
Number of fixed line subscribers per employee	200	189	11	6

Revenues from our local exchange service in 2005 decreased by Php377 million, or 2%, to Php20,229 million from Php20,606 million in 2004. The decrease was primarily due to a decline in the number of fixed line subscribers and the appreciation of the peso against U.S. dollars which required us to make downward adjustments in our monthly local service rates, which was partially offset by adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 41% in 2005 from 42% in 2004.

As at December 31, 2005, postpaid and prepaid fixed line subscribers totaled 1,453,297 and 389,210, respectively, which accounted for approximately 79% and 21%, respectively, of our total fixed line subscribers.

Pursuant to a currency exchange rate adjustment mechanism authorized by the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-U.S. dollar exchange rate relative to a base rate of Php11.00 to US$1.00. During 2005, we implemented six downward and three upward adjustments in our monthly local service rates compared to six upward and one downward adjustments in 2004. The average peso-to-U.S. dollar rate factored in our monthly local service rates in 2005 was Php55.21 to US$1.00, compared to the average of Php55.89 to US$1.00 in 2004. This change in the average peso-to-U.S. dollar rate translated to a peso appreciation of 2%, which resulted in an average net decrease of 1% in our monthly local service rates in 2005.

International Long Distance Service

The following table shows information about our international fixed line long distance business for the years ended December 31, 2005 and 2004, respectively:

	Years Ended December 31,
			Decrease
	2005	2004	Amount	%

Total international long distance service revenues (in millions)	Php12,245	Php12,804	(Php559)	(4)
Inbound	10,203	10,686	(483)	(5)
Outbound	2,042	2,118	(76)	(4)

International call volumes (in million minutes, except call ratio)	2,266	2,373	(107)	(5)
Inbound	2,117	2,216	(99)	(4)
Outbound	149	157	(8)	(5)
Inbound-outbound call ratio	14.2:1	14.1:1	–	–

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

Our revenues from inbound international long distance service decreased by Php483 million due to a decrease in inbound traffic volume by 99 million minutes to 2,117 million minutes in 2005. In addition, the 2% appreciation in the average value of peso to U.S. dollar to Php55.006 during 2005 from Php56.149 during 2004 contributed to the decrease in our inbound international long distance revenues in peso terms since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the time of billing.

Our revenues from outbound international long distance calls in 2005 decreased by Php76 million, or 4%, to Php2,042 million from Php2,118 million in 2004. The decrease resulted from lower conversion rates used as average billing rates were Php55.30 and Php55.98 in 2005 and 2004, respectively.

Our outbound international long distance call volumes declined by 5% to 149 million minutes in 2005 from 157 million minutes in 2004, primarily due to cellular substitution (subscribers opting to use cellular for international outbound calls) and the popularity of alternative means of communications such as e-mailing, international text messaging and Internet telephony.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2005 and 2004, respectively:

	Years Ended December 31,
			Increase (Decrease)
	2005	2004	Amount	%

Total national long distance service revenues (in millions)	Php5,254	Php6,736	(Php1,482)	(22)
National long distance call volumes (in million minutes)	2,348	1,930	418	22

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

Our national long distance call volumes increased by approximately 22% to 2,348 million minutes in 2005 from 1,930 million minutes in 2004. This was mainly due to the Php10 per call promotion offered to PLDT fixed line subscribers nationwide.

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

Of our total revenues generated in data and other network services in 2005, leased lines accounted for 55%, IP-based services accounted for 29%, packet-based services accounted for 11% and switched-based services accounted for the remaining 5%, compared to 56%, 25%, 13% and 6%, respectively, in 2004. These percentage increases indicate a continuing demand for broadband services, particularly the high bandwidth clear data requirements of BPOs and call centers. We expect this trend to continue due to growth in the areas of e-commerce, online services and BPOs particularly among call centers, medical transcription, animation and shared services.

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

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising and facilities rental. In 2005, these revenues increased by Php23 million, or 2%, to Php1,309 million from Php1,286 million in 2004. The improvement was mainly due to an increase in co-location charges from more co-location sites coupled with an increase in rent income on duct utilization and cable restoration. The percentage contribution of miscellaneous service revenues to our fixed line service revenues decreased to 2% in 2005 from 3% in 2004.

Operating Expenses

Operating expenses related to our fixed line business in 2005 totaled Php38,989 million, an increase of Php6,962 million, or 22%, compared to Php32,027 million in 2004. The increase was primarily due to higher depreciation and amortization and higher selling and promotions expenses which were partially offset by lower provision for doubtful accounts expense.

The following table sets forth the breakdown of our total fixed line-related expenses for the years ended December 31, 2005 and 2004, respectively, and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
	(in millions)
Fixed line services:
Depreciation and amortization	Php18,240	47	Php9,677	30	Php8,563	88
Compensation and benefits(1)	8,261	21	7,921	25	340	4
Repairs and maintenance	3,297	9	3,211	10	86	3
Provision for doubtful accounts	1,944	5	3,751	12	(1,807)	(48)
Rent	1,727	4	1,746	5	(19)	(1)
Selling and promotions	1,535	4	1,159	4	376	32
Professional and other contracted services	1,039	3	1,060	3	(21)	(2)
Taxes and licenses	942	2	820	3	122	15
Insurance and security services	628	2	700	2	(72)	(10)
Communication, training and travel	447	1	449	1	(2)	–
Provision for inventory obsolescence	157	–	361	1	(204)	(57)
Cost of computers sold	53	–	–	–	53	100
Asset impairment	–	–	365	1	(365)	(100)
Other operating expenses	719	2	807	3	(88)	(11)
Total	Php38,989	100	Php32,027	100	Php6,962	22

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

Selling and promotions expenses increased by Php376 million, or 32%, to Php1,535 million, primarily as a result of an increase in PLDT’s promotional activities in relation to various products and services, partially offset by lower commissions paid in 2005.

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

Cost of computers sold amounting to Php53 million were recognized in 2005 in relation to our DSL promotion. No similar charges were incurred in 2004.

Asset impairment amounted to Php365 million in 2004 owing to an impairment of a fixed line subsidiary’s facilities; no impairment charge was recognized in 2005.

Other operating expenses decreased by Php88 million, or 11%, to Php719 million due to lower office supplies consumption and printing costs resulting from PLDT’s continuing cost-containing activities.

Operating Income

Operating income from our fixed line service amounted to Php10,483 million in 2005, a decrease of Php6,036 million, or 37%, from Php16,519 million in 2004, which was primarily due to an increase in fixed line-related expenses particularly increased depreciation, which more than offset the 2% increase in fixed line-related revenues.

Financing Costs

Financing costs decreased by Php9,774 million, or 70%, to Php4,176 million due to the strengthening of the peso relative to the U.S. dollar and Japanese yen resulting in foreign exchange gains in 2005 as compared to foreign exchange losses recorded during 2004, and lower interest payments on loans and related items owing to lower debt balances in 2005 as compared to 2004.

The breakdown of our financing costs for our fixed line business for the years ended December 31, 2005 and 2004 is as follows:

	Years Ended December 31,
			Increase (Decrease)
	2005	2004	Amount	%
	(in millions)
Interest on loans and related items	Php9,058	Php10,634	(Php1,576)	(15)
Financing charges	1,384	1,156	228	20
Accretion on financial liabilities – net	320	301	19	6
Capitalized interest	(419)	(497)	78	(16)
Foreign exchange (gains) losses – net	(6,167)	2,356	(8,523)	(362)
	Php4,176	Php13,950	(Php9,774)	(70)

Interest Income

Interest income generated by our fixed line business amounted to Php385 million in 2005, an increase of Php137 million, or 55%, compared to Php248 million in 2004 mainly attributable to PLDT’s higher average cash balances in 2005.

Loss (Gain) on Derivative Transactions

Loss on derivative transactions amounted to Php1,683 million in 2005, an increase of Php812 million, or 93%, from Php871 million in 2004 primarily due to PLDT’s mark-to-market loss from interest rate swap and bifurcated equity call options partially offset by gain from long-term currency swaps and long-term foreign currency options.

Other Income - Net

All other income/gains such as rental income, gain on disposal of property, which do not fall under service revenues are included under this classification. In 2005, our fixed line business segment registered an increase in other income of Php122 million, or 165%, to Php196 million from Php74 million in 2004.

Income Before Income Tax, Cumulative Effect of Change in Accounting Policy and Minority Interest in Net Income of Consolidated Subsidiaries

Our fixed line business segment registered an income before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries of Php5,205 million in 2005, an increase of Php3,185 million, or 158%, compared to Php2,020 million in 2004, primarily resulting from lower fixed line business-related expenses, particularly financing costs coupled with an increase in fixed line-related revenues, partially offset by higher depreciation and amortization.

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

Information and Communications Technology

Operating Revenues

In 2005, our information and communications technology business generated operating revenues of Php3,305 million, an increase of Php904 million, or 38%, from Php2,401 million in 2004, primarily due to the growth in our call center business. The revenues of our information and communications technology business accounted for 3% and 2% of our total operating revenues in 2005 and 2004, respectively. ePLDT’s call center business contributed revenues of Php1,944 million, Internet and online gaming contributed revenues of Php556 million and Vitro™ contributed revenues of Php376 million, representing 66%, 19% and 13%, respectively, of the total service revenues from our information and communications technology business in 2005, compared to 62%, 27% and 8%, respectively, in 2004. Going forward, we expect revenues from our call center and Internet and online gaming businesses to continue to contribute significantly to our information and communications technology revenues with the growing demand for call center services.

The following table summarizes our total operating revenues from our information and communications technology business for the years ended December 31, 2005 and 2004 by service segment:

Years Ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
	(in millions)
Service Revenues
Call center	Php1,944	59	Php1,283	54	Php661	52
Internet and online gaming business	556	17	569	24	(13)	(2)
Vitro™ data center	376	11	173	7	203	117
Others	77	2	55	2	22	40
	2,953	89	2,080	87	873	42
Non-service Revenues
Point-of-product sales	352	11	321	13	31	10
Total ICT Operating Revenues	Php3,305	100	Php2,401	100	Php904	38

Service Revenues

Service revenues generated by our information and communications technology business amounted to Php2,953 million in 2005, an increase of Php873 million, or 42%, from Php2,080 million in 2004. This was primarily a result of the continued growth of our call center business.

Call Center

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

Internet and online gaming

Revenues from our Internet and online gaming business in 2005 decreased by Php13 million, or 2%, to Php556 million from Php569 million in 2004, primarily due to a decrease in Infocom’s revenues in 2005, which was partially offset by the consolidation of Digital Paradise in June 2004. Our Internet and online gaming business revenues accounted for 19% and 27% of service revenues from information and communications technology business in 2005 and 2004, respectively.

Vitro™ data center

ePLDT operates an Internet data center under the brand name Vitro™. Granted pioneer status as an Internet data center by the BOI, Vitro™ provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall.

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

Operating Expenses

Expenses associated with our information and communications technology business totaled Php3,253 million in 2005, an increase of Php218 million, or 7%, from Php3,035 million in 2004, primarily due to an increase in cash expenses, particularly compensation and benefits, and depreciation and amortization, partly offset by an impairment provision recognized in 2004. As a percentage of our information and communications technology revenues, expenses related to our information and communications technology business were at 98% and 126% for 2005 and 2004, respectively.

The following table shows the breakdown of our total information and communications technology-related expenses for the years ended December 31, 2005 and 2004, respectively, and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
	(in millions)
Information and communications technology services:
Compensation and benefits(1)	Php1,352	42	Php900	30	Php452	50
Depreciation and amortization	415	13	339	11	76	22
Rent	362	11	366	12	(4)	(1)
Cost of sales – point products	300	9	230	8	70	30
Repairs and maintenance	283	9	316	11	(33)	(10)
Selling and promotions	121	4	61	2	60	98
Communication, training and travel	98	3	70	2	28	40
Professional and other contracted services	82	3	67	2	15	22
Provision for doubtful accounts	54	2	–	–	54	100
Taxes and licenses	36	1	21	1	15	71
Amortization of intangible assets	15	–	–	–	15	100
Insurance and security services	14	–	7	–	7	100
Asset impairment	11	–	617	20	(606)	(98)
Provision for inventory obslescence	–	–	3	–	(3)	(100)
Other operating expenses	110	3	38	1	72	189
Total	Php3,253	100	Php3,035	100	Php218	7

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits increased by Php452 million, or 50%, to Php1,352 million, mainly due to the expansion of our call center and Internet and online gaming businesses, which resulted in an increase in headcount coupled with an increase in salaries, bonuses and various incentives of employees.

Depreciation and amortization charges increased by Php76 million, or 22%, to Php415 million, primarily due to an increase in the depreciable asset base in relation to the expansion of our call center and Internet and online gaming businesses.

Rent expenses decreased by Php4 million, or 1%, to Php362 million primarily due to a decline in Vitro’s lease of hosting equipment for use in its Bureau of Internal Revenue project and the expansion of our call center and Internet and online gaming businesses.

Cost of sales increased by Php70 million, or 30%, to Php300 million primarily due to an increase in the cost of point products sold.

Repairs and maintenance expenses decreased by Php33 million, or 10%, to Php283 million, primarily due to Vitro’s lower hardware maintenance costs related to its IBM and CISCO equipments partially offset by higher hosting-related costs incurred in 2005 as compared to 2004.

Selling and promotions expenses increased by Php60 million, or 98%, to Php121 million mainly as a result of the commercial release of Khan Online in February 2005 following the commencement of netGames’ commercial operations. Furthermore, Vitro’s increase in sales of software products in 2005 as compared to 2004 resulted in higher selling and marketing expenses.

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

Amortization of intangible assets amounted to Php15 million in 2005 due to impairment of goodwill of ePLDT’s investment in Netopia.

Insurance and security services increased by Php7 million, or 100%, to Php14 million primarily due to higher premium costs and an increase in the assets insured in 2005 as compared to 2004.

Asset impairment amounted to Php11 million in 2005, a decrease of Php606 million, or 98%, primarily due to the recognition of an impairment provision in relation to an investee company in 2004.

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

Liquidity and Capital Resources

The following table shows our consolidated cash flows, capitalization and other selected financial data as at and for the years ended December 31, 2006, 2005 and 2004:

Years Ended December 31,
2006	2005	2004
(in millions)
Cash Flows
Net cash provided by operating activities	Php61,201	Php66,280	Php63,107
Net cash used in investing activities	36,764	13,080	24,764
Capital expenditures	20,348	15,864	19,268
Net cash used in financing activities	36,916	49,470	30,325
Effect of foreign exchange rate changes on cash and cash equivalents	(710)	(987)	(69)
Net increase (decrease) in cash and cash equivalents	(13,189)	2,743	7,949

December 31,
2006	2005
(in millions)
Capitalization
Cash and cash equivalents	Php16,870	Php30,059
Short-term debt
Notes payable	201	–
Current portion of long-term debt	16,316	18,797
Long-term debt – net of current portion	69,542	93,516
Total debt	86,059	112,313
Stockholders’ equity	106,173	79,595
Total capitalization	Php192,232	Php191,908

As at December 31, 2006, consolidated cash and cash equivalents amounted to Php16,870 million. Our principal sources of consolidated cash in 2006 were cash flows from operating activities amounting to Php61,201 million, drawings from existing long-term credit facilities totaling Php18,883 million, and net equity funds raised through the issuance of capital stock amounting to Php66 million. These funds were used principally for capital expenditures of Php20,348 million (including capitalized interest of Php549 million) and total debt principal repayments of Php38,520 million.

Principal sources of consolidated cash in 2005 and 2004 were cash flows from operating activities amounting to Php66,280 million and Php63,107 million, respectively; drawings from long-term and short-term credit facilities amounting to Php10,797 million and Php329 million, respectively in 2005, and to Php15,187 million and Php457 million, respectively, in 2004; and equity funds raised through the issuance of capital stock amounting to Php334 million in 2005 and Php281 million in 2004. These funds were used principally for capital expenditures of Php15,864 million (including capitalized interest of Php504 million) and payments of long-term and short-term debt totaling to Php48,236 million in 2005; and capital expenditures of Php19,268 million (including capitalized interest of Php595 million) and payments of long-term and short-term debt totaling to Php44,109 million in 2004.

Operating Activities

On a consolidated basis, net cash flows from operating activities in 2006 amounted to Php61,201 million, a decrease of Php5,079 million, or 8%, from Php66,280 million in 2005 and an increase of Php3,173 million, or 5% from Php63,107 million in 2004.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses. The revenue contribution of these businesses has grown significantly over the last three years with wireless business contributing 63%, in 2006, 62% in 2005 and 61% in 2004, and data business contributing an average of 11% in 2006, 8% in 2005 and 6% in 2004 of our total service revenues. Revenues from our local exchange service accounted for approximately 13% of our total service revenues in 2006, down from 16% in 2005 and from 17% in 2004.

Cash flows from operating activities of our wireless business in 2006 accounted for 60% of our consolidated cash flows from operating activities owing to the growth of our cellular subscriber base and service usage. Our fixed line business contributed 38% to our consolidated cash flows from operating activities in 2006 with improved collection efficiency and lower cash expenses in line with our cost-containment efforts.

Until April 2006, Smart was subject to loan covenants that restricted its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders. Smart was able to obtain waivers from Finnvera and certain of its lenders for each of the dividend payments made by Smart to PLDT in March 2006, 2005, 2004, 2003 and 2002 aggregating Php7,000 million, Php19,717 million, Php16,100 million, Php6,166 million and Php1,540 million, respectively. In 2005, Smart redeemed 380.8 million preferred shares previously issued to PLDT at a redemption price of Php13.875 per share, or a total redemption price aggregating to Php5,283 million.

Payments made by Smart to PLDT after April 2006 did not require prior creditor consent as all loan facilities that contained such restrictions had already been repaid. In June 2006, September 2006 and March 2007, dividend payments received from Smart amounted to Php7,000 million, Php6,600 million and Php8,000 million, respectively. In addition, Smart redeemed 392 million preferred shares at a total redemption price of Php5,441 million in June 2006.

Investing Activities

Our net cash used in investing activities in 2006 amounted to Php36,764 million, an increase of Php23,684 million, or 181%, compared to Php13,080 million in 2005 and a decrease of Php11,684 million, or 47%, from Php24,764 million in 2004. The increase in 2006 primarily resulted from higher business acquisition expenditures by Php10,770 million, higher capital expenditures by Php4,484 million and an increase in short-term investments of Php6,714 million. The decrease in 2005 resulted from a decline in capital expenditures by Php3,404 million, lower business acquisition expenditures by Php1,028 million, higher cash receipts for leased deposits and a decrease in short-term investments of Php3,418 million largely due to the maturity of Smart’s investments in 2004.

Our consolidated capital expenditures in 2006 totaled Php20,348 million, an increase of Php4,484 million, or 28%, from Php15,864 million in 2005 primarily due to Smart’s and PLDT’s higher capital spending. Smart's capital spending of Php10,506 million in 2006 was used to roll-out its 3G network and further expand and upgrade its transmission network facilities to increase capacity and coverage in respect of basic and advanced cellular services. PLDT's capital spending of Php8,573 million in 2006 was principally used to finance the expansion of its fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php1,134 million in 2006 was used to primarily fund its VitroTM, Digital Paradise and call center business operations. The balances were spent by other subsidiaries mainly PLDT Global, Mabuhay Satellite and Maratel. In addition, in 2006, we made certain strategic investments, including the acquisition of SPi and a 60% equity interest in Level Up! for Php8,847 million and Php347 million, respectively. Our consolidated capital expenditures in 2005 totaled Php15,864 million, a decrease of Php3,404 million, or 18%, from Php19,268 million in 2004 primarily due to Smart’s and PLDT’s lower capital spending. Smart's capital spending of Php8,785 million in 2005 was used to roll-out its 3G network and further expand and upgrade its transmission network facilities to increase capacity and coverage in respect of basic and advanced cellular services. PLDT's capital spending of Php6,389 million in 2005 was principally used to finance the expansion of its fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php605 million in 2005 was used to primarily fund its VitroTM, Digital Paradise and call center business operations. The balances were spent by other subsidiaries mainly PLDT Global, Mabuhay Satellite and Maratel. In addition, in 2005, we made certain strategic investments aggregating Php248 million to strengthen our position in the wireless and information and communications technology segments.  Of the Php248 million investment, Php238 million represented Smart's partial payment of its investment in a wireless broadband and data service company, and Php10 million pertained to ePLDT's investment in convertible debt securities of a company engaged in a systems integration of Internet and mobile telephone gaming project.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses, which may or may not be significant.

For 2007, we anticipate increasing the level of our capital expenditures and equity investments. Our 2007 budget for consolidated capital expenditures is approximately Php21,400 million, of which approximately Php11,100 million is budgeted to be spent by PLDT, approximately Php8,800 million is budgeted to be spent by Smart and the balance represents the budgeted capital spending of our other subsidiaries.

Financing Activities

On a consolidated basis, we used net cash of Php36,916 million for financing activities in 2006, compared to Php49,470 million in 2005 and Php30,325 million in 2004. The net cash used in financing activities in 2006, 2005 and 2004 was mainly attributable to debt repayments and interest payments by PLDT in line with its ongoing debt reduction program and, in 2006 and 2005, dividend payments distributed to common and preferred stockholders.

Debt Financing

Additions to our consolidated long-term debt in 2006 totaled Php18,883 million mainly from Smart's drawings related to the financing of its Phases 8 and 9 GSM facilities. Payments in respect of principal of our total debt amounted to Php38,391 million in 2006, of which Php25,875 million were attributable to PLDT.

Our consolidated indebtedness as at December 31, 2006 was Php86,059 million, lower by Php26,254 million, or 23%, compared to Php112,313 million as at December 31, 2005 mainly due to the reductions of Php25,875 million and Php11,544 million in PLDT’s and Smart’s indebtedness, respectively. PLDT’s non-consolidated indebtedness decreased by 28%, from Php74,028 million as at December 31, 2005 to Php52,936 million as at December 31, 2006, due to debt payments in line with our thrust to reduce PLDT’s overall indebtedness. Smart’s indebtedness as at December 31, 2006 stood at Php30,783 million, a decrease of 12% from Php35,079 million as at December 31, 2005. On July 2, 2004, Smart acquired from Piltel’s creditors US$289 million, or 69.4%, in the aggregate of Piltel’s total outstanding restructured debt at that time, in exchange for US$283.2 million, or Php13,892 million in July 2, 2004, in new debt of Smart and US$1.5 million, or Php84 million, in cash. On June 5, 2006 and December 4, 2006, Piltel prepaid its entire restructured debt to Smart and Piltel’s other creditors. Please see Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18 for further details.

As at December 31, 2006, Smart had several committed dollar-denominated and peso-denominated long-term credit facilities. On July 31, 2006, Smart signed a U.S. Dollar Term Loan Facility for US$44.2 million with Finnish Export Credit Plc to partly finance the related Phase 9 GSM equipment and services contracts. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. On August 14, 2006, Smart signed a Peso Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of Php2,500 million. The facility was drawn on December 10, 2006 for the full amount of Php2,500 million. On October 16, 2006, Smart signed a U.S. Dollar Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM Facility for an amount of US$50 million. On February 15, 2007, Smart issued Php5,000 million unsecured fixed rate corporate notes, comprised of Series A notes amounting to Php3,800 million and Series B notes amounting to Php1,700 million with five- and ten-year terms, respectively.

The scheduled maturities of our outstanding consolidated long-term debt as at December 31, 2006 are as follows:

Year	US$ Loans		Peso Loans	Total
	(in millions)

2007	US$327	Php16,027	Php289	Php16,316
2008	147	7,203	556	7,759
2009	294	14,423	555	14,978
2010	71	3,468	1,366	4,834
2011	15	724	555	1,279
2012 and onwards	829	40,692	–	40,692
	US$1,681	Php82,537	Php3,321	Php85,858

Approximately Php45,166 million principal amount of our consolidated outstanding long-term debt as at December 31, 2006 is scheduled to mature over the period from 2007 to 2011. Of this amount, Php25,175 million was attributable to PLDT, Php14,543 million to Smart, and the remainder to Mabuhay Satellite, Maratel, ePLDT and Piltel.

See Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18 for an overview of our indebtedness.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have maintained compliance with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. The terms of some of our debt instruments have no minimum amount for cross-default.

The principal factors that can negatively affect our ability to comply with the financial ratios and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expenses may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 96% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. The peso has been subject to significant fluctuations in recent years. From 2002 to 2004, the peso has generally been depreciating from a high of Php49.336 on May 20, 2002 to a low of Php56.443 on October 14, 2004. In 2005, the peso fluctuated significantly from a low of Php56.321 on July 8 to a high of Php53.062 on December 29. As at December 31, 2006, the peso had appreciated by 8% to Php49.045 to US$1.00, from Php53.062 to US$1.00 as at December 31, 2005.

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

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) making investments; (d) extending loans; (e) extending guarantees or assuming the obligations of other persons; (f) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock; (g) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (h) creating any lien or security interest; (i) permitting set-off against amounts owed to PLDT; (j) merging or consolidating with any other company; (k) entering into transactions with stockholders and affiliates; and (l) entering into sale and leaseback transactions.

Moreover, certain of PLDT’s debt instruments restrict PLDT from declaring or distributing dividends to common stockholders. In particular, under certain loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, or (ii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, under the terms of the 11.375% Notes due 2012, we are required to offer to purchase outstanding notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on such notes, the rating agency downgrades its credit rating on the notes within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

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

As at December 31, 2006, convertible bonds with a principal amount of US$0.7 million had fallen due for payment and had not been paid. These bonds represent sole unrestructured borrowings of Piltel. Piltel’s failure to redeem the convertible bonds when they fell due does not cause a default under the debt arrangements of any other member of the PLDT group. Piltel is working to identify the holders of convertible bonds so that it can finalize redemption arrangements.

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

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at December 31, 2006, ePLDT was in compliance with all of its financial covenants.

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

Rating Agency	Credit Rating		Outlook

Standard and Poor’s	Foreign Currency Senior Unsecured Debt Rating	BB+	Stable

Moody’s Investors Service	Foreign Currency Senior Unsecured Debt Rating	Ba2	Stable
	Local Currency Corporate Family Rating	Baa3	Positive

Fitch	Long-term Foreign Currency Rating	BB	Stable
	Long-term Local Currency Rating	BB+	Stable
	Long-term Foreign Currency Issuer Default Rating	BB+	Stable
	Long-term Local Currency Issuer Default Rating	BBB-	Positive
	National Long-term Rating	AAA(ph1)	Stable

On May 31, 2007, Moody’s Investor Service, or Moody’s, upgraded PLDT’s local currency corporate family rating to Baa2 from Baa3. This concludes the possible upgrade that commenced on April 11, 2007. At the same time, Moody’s affirmed PLDT’s Ba2 foreign currency bond rating. The outlook on the ratings is stable. The ratings reflect PLDT’s continued improvements in its financial profile, a strong operating performance and a dominant market position.

On November 3, 2006, Moody’s affirmed PLDT’s Ba2 senior unsecured foreign currency rating and changed its outlook to stable from negative. The rating action was prompted by the change in outlook on the Philippines Ba3 country ceiling for foreign currency bonds to stable from negative. On July 18, 2006, Moody’s upgraded PLDT’s local currency corporate family rating from Ba1 to Baa3 with a positive outlook. The upgrade has been prompted by the following features: (1) continued improvements in PLDT’s credit profile; (2) PLDT enjoys a lowly geared balance sheet; (3) PLDT has a 65% share in revenue terms of the market where only one major competitor is present; and (4) PLDT has sufficient flexibility to be able to invest its free cash flows into upgrading its technology base.

On August 18, 2006, Fitch upgraded PLDT’s long-term foreign currency IDR to “BB+” from “BB” with a stable outlook, at the same time upgrading PLDT’s global bonds and senior notes to “BB+” from “BB” and affirmed PLDT’s long-term local currency IDR of “BBB-” with a positive outlook. Following the licensing of Fitch to provide National ratings in the Philippines, Fitch assigned PLDT a National long-term rating of “AAA(ph1)” with a stable outlook. The ratings action follows Fitch’s announcement that it has upgraded the Country Ceiling on the Republic of the Philippines to “BB+” from “BB.”

On August 30, 2006, Standard & Poor’s Ratings Services affirmed its ‘BB+’ foreign currency rating on PLDT with stable outlook. At the same time, the rating on PLDT’s Series III Preferred Stock has been withdrawn as the preferred stock have been fully converted into common equity. The rating reflects PLDT’s leading market position and its improving financial profile.

Off-balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

PLDT raised Php63 million and Php275 million from the exercise by certain officers and executives of stock options in 2006 and 2005, respectively. In addition, through our subscriber investment plan, or SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php4 million, Php10 million, Php7 million in 2006, 2005 and 2004, respectively.

Cash dividend payments in 2006 amounted to Php14,999 million, of which Php14,447 million and Php552 million were paid to common and preferred shareholders, respectively, compared to Php11,173 million, of which Php9,587 million and Php1,586 million were paid to common and preferred shareholders, respectively, in 2005.

The following table sets forth dividend payments on shares of PLDT’s common stock for 2006 and 2005:

	Date			Amount
Class	Declaration	Record	Paid	Per Share	Total

Common Stock	March 1, 2005	March 31, 2005	May 12, 2005	Php14.00	Php2,373
	May 5, 2005	June 3, 2005	July 14, 2005	21.00	3,589
	November 8, 2005	November 28, 2005	December 28, 2005	21.00	3,625
	February 27, 2006	March 20, 2006	April 20, 2006	28.00	5,059
	August 8, 2006	August 21, 2006	September 21, 2006	50.00	9,346
	March 6, 2007	March 20, 2007	April 20, 2007	50.00	9,388

As at December 31, 2006, there were 188.4 million PLDT common shares outstanding compared to 180.8 million common shares outstanding as at December 31, 2005. See Note 15 – Stockholders’ Equity to the accompanying consolidated financial statements in Item 18 for further discussion.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as at December 31, 2006:

		Long-term lease obligations		Unconditional purchase	Other long-term
Year	Long-term debt	Operating	Capital	obligations(1)	obligations	Total
	(in million pesos)
2007	16,316	572	1,521	4,972	–	23,381
2008	7,759	593	38	981	1,629	11,000
2009	14,978	564	10	981	–	16,533
2010	4,834	465	1	981	–	6,281
2011	1,279	358	–	981	–	2,618
2012 and onwards	40,692	868	–	1,962	–	43,522
Total	85,858	3,420	1,570	10,858	1,629	103,335

(1) Based on the Original Air Time Purchase Agreement with AIL.

Long-term Debt Obligations

For a discussion of our long-term debt obligations, see Note 12 – Interest-bearing Financial Liabilities to the consolidated financial statements in Item 18.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at December 31, 2006, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php6 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at December 31, 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php10 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations amounting to Php3,053 million as at December 31, 2006 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations amounting to Php100 million as at December 31, 2006 in respect of office and lot rentals with over 185 lessors nationwide, ePLDT has lease obligations amounting to Php238 million as at December 31, 2006 in respect of certain office space rentals and PLDT Global has lease obligations amounting to Php13 million as at December 31, 2006 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 12 – Interest-bearing Financial Liabilities to the consolidated financial statements in Item 18.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As also discussed in Note 16 – Related Party Transactions to the consolidated financial statements in Item 18, PLDT is a party to a Founder NSP Air Time Purchase Agreement entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), under which PLDT was granted the exclusive right to sell AIL services as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).

Under the Original ATPA, the Minimum Air Time Purchase Obligation and the Supplemental Air Time Purchase Obligation terminated upon the earlier of (i) the expiration of the Minimum Purchase Period and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System has been repaid. AIL indebtedness consists of: (1) loans with several financial institutions (the “Banks”) under the Credit Agreement dated March 12, 1997, as amended from time to time, including the amendment through the rescheduling agreement, dated September 30, 2002, which extended the principal repayment dates to agreed periods with the final maturity date on January 31, 2012 (collectively, the “Amended Credit Agreement”); and (2) amounts owing to MMOC under the Spacecraft Contract dated August 28, 1995, as amended on December 30, 1998.

As at December 31, 2006 and 2005, PLDT’s outstanding accrued obligations under the Original ATPA was Php3,991 million and Php3,493 million, respectively. Total air time purchases made under this agreement amounted to Php698 million, Php1,008 million and Php1,299 million for the years ended December 31, 2006, 2005 and 2004, respectively.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted.

On September 1, 2006, AIL, PT Asia Cellular Satellite, a 95% owned subsidiary of AIL, and Inmarsat Global Limited, or Inmarsat, reached an agreement to pool their resources to develop powerful and novel product and service offerings in the Asian region, founded on their respective mobile satellite communications networks, with
(a) Inmarsat performing the role of satellite and network operator and wholesale product and services developer and (b) AIL performing the role of wholesale and retail distributor of products and services.

Inmarsat operates a constellation of geostationary satellites that extend mobile phone, fax and data communications to nearly every part of the world through the services it offers to end users through its established chain of distribution partners and satellite communications service providers.

On September 1, 2006, PLDT entered into a gateway services agreement with Inmarsat, under which PLDT committed to provide gateway infrastructure in Subic Bay up to a maximum amount of US$5 million. In exchange, PLDT will earn US$0.015 per minute for interconnection services to be provided to Inmarsat distribution partners for traffic going through the gateway facility in Subic Bay.

On September 1, 2006, AIL and PT Asia Cellular Satellite entered into a term sheet, as amended on October 20, 2006 and further amended on November 20, 2006 (the “Bank Term Sheet”), with a majority of the banks to be used as the basis for further good faith negotiations between the parties thereto with a view to entering into an agreement further amending the Amended Credit Agreement with AIL’s bank creditors. Under the Banks Term Sheet, a majority of the banks agreed, subject to satisfaction of certain conditions, among other things, to amend the Original ATPA as set forth in an attachment to the Banks Terms Sheet and to restructure AIL’s indebtedness. Pursuant to the business collaboration arrangements between AIL and Inmarsat, on September 1, 2006, Inmarsat made the first payment of US$4 million to AIL which was used to pay principal and interest payable to the banks in accordance with the Banks Term Sheet.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the Bank Terms Sheet (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500,000 worth of air time annually over a period ending upon the earlier of (i) the expiration of the Minimum Purchase Period and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date. Moreover, pursuant to a letter of confirmation, dated February 1, 2007, the banks released and discharged PLDT and ACeS Philippines and their respective subsidiaries from any and all obligations and liabilities under the Original ATPA and related agreements.

Moreover, in accordance with the above contractual arrangements, ACeS Philippines acquired (i) from LMGT Holdings (ACeS), Inc., or LMGT, 50% of its equity interest in AIL for a consideration of US$0.75 million pursuant to a sale and purchase agreement entered into on February 1, 2007 and (ii) from Tera Global Investment Ltd., or TGIL, for a nominal consideration 50% of TGIL’s interest in a promissory note issued by AIL, which 50% interest represents an aggregate amount of US$44,743,752, or the Transferred AIL Note, together with related security interests pursuant to sale agreement entered into on February 1, 2007. Immediately thereafter, a portion of the Transferred AIL Note was converted into shares of AIL and the balance was converted into non-interest bearing convertible bonds of AIL. As a result of these transactions, ACeS Philippines owned 36.99% of AIL as at the date of this report.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 14 – Preferred Stock Subject to Manadatory Redemption to the consolidated financial statements in Item 18, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As at December 31, 2006, all Series VII Convertible Preferred Stock had been converted.

Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V and VI Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share and US$36.132 per share, respectively.

As at December 31, 2006, 2,675,393 shares of Series V Convertible Preferred Stock, 4,419,916 shares of Series VI Convertible Preferred Stock and all of the 3,842,000 shares of Series VII Convertible Preferred Stock had been voluntarily converted to PLDT common shares. As at December 31, 2006, 46,047 shares of Series V and 875,188 shares of Series VI Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at December 31, 2006 was Php1,629 million which is puttable on June 4, 2008, if all of the outstanding shares of Series V and VI Convertible Preferred Stocks were mandatorily converted and all the common shares were put to PLDT at that time. The market value of the underlying shares of common stock was Php2,349 million, based on the market price of PLDT common shares of Php2,550.00 per share as at December 31, 2006.

Commercial Commitments

As at December 31, 2006, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,546 million. These commitments will expire within one year.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, however, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2006 was 6.2%, compared to 7.6% in 2005.

Item 6. Directors, Senior Management and Employees

Directors, Key Officers and Advisors

The following are the names, ages and periods of service, of the directors/independent directors of PLDT, all of whom had been nominated for re-election and were re-elected at the annual meeting of shareholders that was held on June 12, 2007:

Name	Age	Period during which individual has served as such

Manuel V. Pangilinan	60	November 24, 1998 to present
Napoleon L. Nazareno	57	November 24, 1998 to present
Helen Y. Dee	62	June 18, 1986 to present
Ray C. Espinosa	51	November 24, 1998 to present
Tsuyoshi Kawashima(1)	48	July 11, 2006 to present
Tatsu Kono	54	March 28, 2006 to present
Rev. Fr. Bienvenido F. Nebres, S.J.*	67	November 24, 1998 to present
Corazon S. de la Paz	66	September 25, 2001 to present
Ma. Lourdes C. Rausa-Chan(2)	53	March 6, 2007 to present
Oscar S. Reyes*	61	April 5, 2005 to present
Albert F. del Rosario	67	November 24, 1998 to present
Pedro E. Roxas*	51	March 1, 2001 to present
Alfred V. Ty*	39	June 13, 2006 to present

___________

* Independent Director

(1) Mr. Tsuyoshi Kawashima was elected to fill the vacancy resulting from Mr. Shigeru Yoshida’s resignation on July 11, 2006.

(2) Atty. Ma. Lourdes C. Rausa-Chan replaced Mr. Antonio O. Cojuangco who resigned effective January 7, 2007.

The names, ages, positions and periods of service of the key officers and advisors of PLDT as at June 12, 2007 are as follows:

Name	Age	Position(s)	Period during which individual has served as such

Manuel V. Pangilinan	60	Chairman of the Board	February 19, 2004 to present
Napoleon L. Nazareno	57	President and Chief Executive Officer	February 19, 2004 to present
Ernesto R. Alberto	45	Senior Vice President Corporate Business Head	May 15, 2003 to present
Rene G. Bañez	51	Senior Vice President	January 25, 2005 to present
		Chief Governance Officer	October 5, 2004 to present
Anabelle L. Chua	46	Treasurer	February 1, 1999 to present
		Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to present
		Smart Chief Financial Officer	December 1, 2005 to present
Jun R. Florencio	52	Senior Vice President	June 14, 2005 to present
		Audit and Assurance Head	September 1, 2000 to February 15, 2006
		Internal Audit and Fraud Risk Management Head	February 16, 2006 to present
Menardo G. Jimenez, Jr..	44	Senior Vice President	December 9, 2004 to present
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
		Retail Business Head	June 16, 2004 to present
George N. Lim	55	Senior Vice President	February 26, 1999 to present
		Network Services Head	February 1, 2003 to present
Rosalie R. Montenegro	58	Senior Vice President	July 10, 2000 to present
		Call Center Business Head	February 1, 2003 to present
Alfredo S. Panlilio	44	Senior Vice President	May 8, 2001 to present
		PLDT Global Corp. President	June 16, 2004 to present
Claro Carmelo P. Ramirez	47	Senior Vice President	July 1, 1999 to present
		International and Carrier Business Head	June 16, 2004 to December 4, 2005
		Consumer Affairs Head	December 5, 2005 to present
Ma. Lourdes C. Rausa-Chan	53	Corporate Secretary	November 24, 1998 to present
		Senior Vice President,	January 5, 1999 to present
		Corporate Affairs and Legal
		Services Head
Victorico P. Vargas	56	Senior Vice President Human Resources Head	February 15, 2000 to present
		International and Carrier Business Head	March 1, 2007 to present
June Cheryl C. Furigay	33	Vice President	June 14, 2005 to present
		Financial Reporting and Controllership Head	November 16, 2006 to present
Christopher H. Young	49	Chief Financial Advisor	November 24, 1998 to present
Donald J. Rae	46	Chief Operations Advisor of Smart	January 1, 1999 to present
Rolando G. Peña	44	Network Services Head of Smart	September 1, 1994 to present
Ramoncito S. Fernandez	50	Administration and Materials Management Head of Smart	June 6, 2000 to present
Danilo J. Mojica	46	Wireless Consumer Head of Smart	June 1, 2006 to present

Under the Shareholders Agreement entered into among First Pacific, NTT Communications and NTTC-UK on September 28, 1999, as amended by the Cooperation Agreement dated January 31, 2006, NTT Communications is entitled to nominate two directors to the PLDT board of directors and First Pacific and its affiliates are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to the board of directors of Smart and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. As a result of the Cooperation Agreement, in respect of NTT Communications’ right to nominate two directors to each of the board of directors of PLDT and Smart, respectively, NTT Communications and the FP Parties agreed to vote as a PLDT shareholder, lobby the directors of PLDT and otherwise use reasonable efforts to procure a shareholders’ vote in favor of replacing on each of the board of directors of PLDT and Smart, respectively, one NTT Communications nominee with one DoCoMo nominee. Under the Shareholders Agreement, NTT Communications is also entitled to appoint members or advisors of certain PLDT management and board committees, including the audit, governance and nomination, executive compensation and technology strategy committees described below under “— Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees,” and as a result of the Cooperation Agreement, the FP Parties and NTT Communications agreed to use reasonable efforts to procure that DoCoMo be entitled to appoint one individual, who may be replaced at any time, to attend any board committee of PLDT as a member, advisor or observer. Upon NTT Communications, DoCoMo and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, DoCoMo and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, DoCoMo will be entitled to nominate one additional DoCoMo nominee to the board of directors of each of PLDT and Smart. Under the Shareholders Agreement and the Cooperation Agreement, each party has agreed, under certain circumstances, to vote its shares of common stock in favor of the nominees designated by the other parties. For more information about the Cooperation Agreement, see Item 7. “Major Shareholders and Related Party Transactions –– Related Party Transactions –– Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and DoCoMo.”

The business address of Donald J. Rae, Ramoncito S. Fernandez and Rolando G. Peña and Danilo J. Mojica is Smart Tower II, Ayala Avenue, Makati City, Philippines. The business address of each of the other directors, key officers and advisors identified above is the Ramon Cojuangco Building, Makati Avenue, Makati City , Philippines.

The following is a brief description of the business experience during the past five years of each of our directors, key officers and advisors.

Mr. Manuel V. Pangilinan is the chairman of our board and the managing director of First Pacific. He assumed the chairmanship of our board in February 2004 after serving as president and chief executive officer for over five years since November 1998. During his presidency, he led the successful transformation of PLDT from a traditional plain old telephony service (voice) into a convergent voice, data, video (multi-media) service. He is the chairman of the Governance and Nomination and Technology Strategy Committees of PLDT. He is also the chairman of the boards of Smart, Piltel, ePLDT and Metro Pacific Investments Corporation. He also holds directorships in Metro Pacific Corporation and Landco Pacific Corporation. In 2005, he was named “Management Man of the Year,” a prestigious award that the Management Association of the Philippines bestows on individuals in the business community or government for attaining unquestioned distinction in the practice of management and for contributing to the country’s progress. He was chosen for, among his other achievements, engineering the turnaround of PLDT and Piltel through a disciplined convergence strategy consisting of consolidation, diversification and expansion, spearheading PLDT’s emergence as one of Asia’s most recognized, admired, innovative and best performing telecommunication companies, spurring investor interest in the Philippines by bringing First Pacific and other foreign investors into the Philippines, being an exemplary Filipino capable of effective and ethical leadership and of competing with the best in the international business community, and for an outstanding career that spans business, academe, charitable, non-government, arts and culture, sports and health organizations. In May 20006, the Office of the President of the Philippines awarded Mr. Pangilinan the Order of Lakandula rank of Komandante in recognition of his contributions to the country.

Mr. Napoleon L. Nazareno is the president and chief executive officer of PLDT effective February 19, 2004 and concurrently the president and chief executive officer of Smart and Piltel, positions he has held since January 2000 and November 2004, respectively. He also serves as a member of the Technology Strategy Committee. He is the chairman of the boards of I-Contacts Corporation, Wolfpac, Smart Broadband and Mabuhay Satellite and the president of ACeS Philippines. He also holds directorships in Rufino Pacific Tower Condominium Corporation and some subsidiaries of PLDT, namely, ePLDT and PLDT Global. His business experience spans over 30 years and cuts across a broad range of industries, namely, packaging, bottling, petrochemicals, real estate and, in the last decade, telecommunications and information technologies. In August 1995, he served as president and chief executive officer of Metro Pacific Corporation until December 1999. In November 2004, Mr. Nazareno was appointed by President Gloria Macapagal-Arroyo as Private Sector Representative of the Public-Private Sector Task Force for the Development of Globally Competitive Philippine Service Industries. He was voted Best Chief Executive Officer of the Year in the Philippines at the 2004, 2005 and 2006 Best-Managed Companies and Corporate Governance Polls conducted by Asiamoney, one of Asia’s most influential magazines.

Ms. Helen Y. Dee is the chairman and president and/or chief executive officer of Hydee Management & Resources, Inc., House of Investments, Inc., Tameena Resources, Inc., Grepalife Asset Management Corporation and Grepalife Fixed Income Fund Corporation. She is also chairman of Rizal Commercial Banking Corporation, Landev Corporation, Manila Memorial Park, Inc., Mapua Information Technology Center, Inc. and Hi-Eisai Pharmaceuticals, Inc. and the vice-chairman of Pan Malayan Management and Investment Corporation. She is the president of Moira Management, Inc. and YGC Corporate Services, Inc. She sits on the boards of EEI Corporation, Petro Energy Resources Corp., Nippon Life Insurance Co., South Western Cement Corp., Seafront Resources Corp., Malayan Insurance Co. Inc., MICO Equities, Inc., Hermoza Ecozone Development Corporation, La Funeraria Paz, Inc., Honda Cars Philippines, Inc. and Isuzu Philippines, Inc.

Atty. Ray C. Espinosa is the president of ePLDT and the chairman of certain subsidiaries of ePLDT, namely Parlance, Vocativ, ePLDT Ventus, SPi, Infocom, Digital Paradise, Airborne Access and Level Up!. He also serves as a member of the Technology Strategy Committee. He is a member of the boards of Cyber Bay Corporation, Nation Broadcasting Corporation, Lepanto Consolidated Mining Co., Mediaquest Holdings, Inc., Metro Pacific Resources, Inc., Philippine Telecommunications Investment Corporation and several other companies. He is vice-chairman of the PLDT Beneficial Trust Fund. Until June 30, 2000, he was a partner and member of the Executive Committee of the law firm SyCip Salazar Hernandez & Gatmaitan.

Mr. Tsuyoshi Kawashima has been the general manager of the Philippine branch of NTT Communications since April 2005. He joined NTT Communications in October 1999 as senior manager of Global Business Development in the Global Business Division. Prior to that, he occupied various positions in The Long-Term Credit Bank of Japan, Ltd. from 1982 to 1998. Since August 2000, he has been an Executive Advisor of PLDT. He serves as a member of the Executive Compensation Committee and as an advisor to the Audit Committee of the Board of Directors of PLDT.

Mr. Tatsu Kono is the managing director of the Corporate Sales Department, Corporate Division of DoCoMo. He joined DoCoMo in 2000 and served as executive director of the Global Investment Group, Global Business Department. Prior to that, he occupied various positions in Kokusai Denshin Denwa Co., Ltd., or KDD, and became the general manager of the Sales Promotion Department in 1989, the managing director of the Kyoto Sales Office in 1990 and the managing director of the Tokyo Sales Office in 1998. He serves as a member of the Governance and Nomination and Technology Strategy Committees and as an advisor to the Audit Committee of the Board of Directors of PLDT.

Rev. Fr. Bienvenido F. Nebres, S.J. is the president of the Ateneo de Manila University and the vice chairman of the Board of Trustees of Asian Institute of Management. He is also a member of the boards of trustees of several other private educational institutions. He is the chairman of the Audit Committee and a member of the Governance and Nomination Committee of the board of directors of PLDT.

Ms. Corazon S. de la Paz is the vice chairman of the Social Security Commission, the president and chief executive officer of the Social Security System and the chairman of Equitable-PCI Bank. She is an advisor to the Audit Committee of PLDT. She has been elected president of the International Social Security Association, an association based in Geneva, Switzerland, to serve as such for a three-year term commencing in September 2004. Until June 30, 2001, she was the chairman and senior partner of Joaquin Cunanan & Co., a member firm of PricewaterhouseCoopers Worldwide. She is a director of San Miguel Corporation, Ayala Land, Inc., Philippine Health Insurance Corporation, Philex Mining Corporation, Philex Gold, Inc., Republic Glass Holding Corp., PCI Leasing and Finance, Inc., PCI Capital Corporation, EBC Investment, Inc. and Ionics Circuits, Inc. She is also a trustee of several educational and non-profit organizations.

Atty. Ma. Lourdes C. Rausa-Chan is senior vice president for corporate affairs and legal services and the general counsel and corporate secretary of PLDT. She also serves as corporate secretary of several subsidiaries of PLDT. Prior to joining PLDT in November 1998, she was the group vice president for legal affairs of Metro Pacific Corporation for 11 years. She has previously served as a director of PLDT from December 1999 to February 2001 and from June to December 2002 and was elected again on March 6, 2007.

Mr. Oscar S. Reyes is the Chairman of Unicapital Securities, Inc. and Link Edge, Inc. He serves as a member of the Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors of PLDT and also holds directorships in Bank of the Philippine Islands, CEOs, Inc., DMCI Holdings, Inc., Level Up!, Inc., Manila Water Corporation, Universal Robina Corporation, Sunlife of Canada (Philippines) and other private corporations. He was a member of the Advisory Board of PLDT for four years until April 2005. Mr. Reyes was the Country Chairman of the Shell Companies in the Philippines from 1997 to 2001 and concurrently the Managing Director of Shell Philippines Exploration B.V. until 2002. From 2002 to 2004, he served as the Management Adviser of Shell Philippines Exploration B.V. and as CEO Adviser of Pilipinas Shell Petroleum Corporation.

Mr. Albert F. del Rosario is the chairman of the board of Gotuaco del Rosario and Associates, Inc., Philippine Indocoil Corporation and Business World Publishing Corporation, the vice chairman of the board of Asia Traders Insurance Corporation and the president of ADR Holdings, Inc., ARS Reinsurance Brokers, Inc., Management Association of the Philippines and Philippine Telecommunications Investment Corporation. From 2001 to 2006, he served as the Ambassador Plenipotentiary and Extraordinary of the Republic of the Philippines to the United States of America. He is also the chairman of the Board of Trustees of the PLDT Beneficial Trust Fund and the Executive Compensation Committee of the Board of Directors of PLDT. Mr. del Rosario also sits on the boards of Infrontier (Philippines) Inc., Smart Communications Philippine Holdings, Inc., LMG Chemicals Corporation, Pacific Plaza Condominium Corporation, Pacific Plaza Towers Condominium Corporation, Six Harmonies Holdings, Inc., Landco Pacific Corporation and Metro Pacific Investments Corporation.

Mr. Pedro E. Roxas is the chairman and/or chief executive officer of various business organizations in the fields of agri-business, sugar manufacturing and real estate development including Roxas Holdings, Inc., CADP Group Corp., Roxaco Land Corporation and Roxas & Company, Inc., and is a director of BDO Private Bank. He serves as a member of the Audit Committee and Executive Compensation Committee of the Board of Directors of PLDT.

Mr. Alfred V. Ty is the chairman of Asia Pacific Top Management International Resources Corporation, vice chairman of Toyota Motor Philippines Corporation, the president of Federalland, Inc. and the corporate secretary of Metropolitan Bank and Trust Corporation. He serves as a member of the Governance and Nomination and Executive Compensation Committees of PLDT.

Mr. Ernesto R. Alberto is senior vice president for the corporate business group of PLDT. He has over 20 years of work experience in the areas of corporate banking, relationship management and business development. Prior to joining PLDT in May 2003, he was a vice president and the group head of the national corporate group of Citibank N.A., Manila from 1996 to 2003, and previously served as vice president and group head of the relationship management group of Citytrust Banking Corporation. Mr. Alberto is a director of several subsidiaries of PLDT.

Mr. Rene G. Bañez is our chief governance officer and is a non-voting member of the Governance and Nomination Committee of PLDT. He served as Commissioner of the Philippine Bureau of Internal Revenue from February 2001 to August 2002. Prior to that, he was the head of support services and tax management group of PLDT from January 1999 to January 2001. He served as group vice president for Tax Affairs of Metro Pacific Corporation for three years until December 1998. He is a non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT.

Ms. Anabelle L. Chua is the treasurer of PLDT and senior vice president for PLDT’s corporate finance and treasury sector. She concurrently serves as the Chief Financial Officer of Smart. She was a vice president at Citibank, N.A. where she worked for ten years prior to joining PLDT in March 1998. She has over 15 years of work experience in the areas of corporate finance, treasury, financial control and credit risk management. Ms. Chua is currently a director of the Philippine Stock Exchange, Inc. and several subsidiaries and affiliates of PLDT. She is also a member of the board of trustees of the PLDT Beneficial Trust Fund.

Mr. Jun R. Florencio is the senior vice president for PLDT’s internal audit and fraud risk management group. He has over 20 years of work experience in the areas of external and internal audit, credit management, information technology, financial management and controllership. He joined PLDT in April 1999 and served as the financial reporting and control sector head until March 2000. He then served as audit and assurance head until he assumed his present position in February 2006. He held various positions in the finance organization of Eastern Telecommunications and was the financial controller of Smart for four years until March 1999.

Mr. Menardo G. Jimenez, Jr. is senior vice president for the retail business group of PLDT and has previously served as the Officer-in-Charge of the Mobile Consumer Division of Smart. He managed various broadcasting and production companies in radio, television and stage-theater prior to his appointment as corporate communications and public affairs head of PLDT in December 2001. His business experience spans more than 20 years in film and cinema, theater, television advertising, publishing, broadcasting, education and, recently, in the telecommunications sector. As a film producer, he came up with internationally recognized and top-grossing movies and, under Trumpets Theater Company, a company he founded, he produced top musical plays. He had a stint at GMA Network, Inc., where he served as head of creative services and network promotions, during which he produced a number of international award-winning campaigns for its radio and television programs. In 1998, Mr. Jimenez was given the Ten Outstanding Young Men (TOYM) Award in Manila for Multi-Media Achievement. In 1999, he received his Ten Outstanding Young Persons (TOYP) of the World Award for Cultural Achievement in Cannes, France. He won the first CEO (Communications Excellence in Organizations) Awards given by the International Association of Business Communicators. In 2006, his further achievements in handling the retail business of PLDT and his stint in Smart as Officer-in-Charge for marketing were recognized by the Agora Awards, which chose him as its Marketing Man of the Year. Mr. Jimenez is the President of the TOYM Foundation, a regular speaker for the Business Matters Foundation and a contributing writer at two major daily newspapers. He is a founder of the Philippine Forum, which convenes the young movers of the Philippine business, government, media, art and other sectors in a yearly major forum.

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

Ms. Rosalie R. Montenegro concurrently serves as president of Vocativ, Parlance and Ventus, all of which are wholly-owned subsidiaries of ePLDT engaged in the call center business. Prior to her appointment as a senior vice president in July 2000, she served as consumer banking head of ABN-AMRO Savings Bank and as vice president for remote banking of ABN-AMRO Consumer Bank, Singapore Regional Office from 1997 to 1999. She was vice president for global consumer banking (CitiPhone banking) and service quality director of Citibank N.A. from 1985 to 1996, servicing both banking and the credit cards businesses. Ms. Montenegro holds directorships in several subsidiaries of PLDT and ePLDT.

Mr. Alfredo S. Panlilio is a senior vice president of PLDT and currently serves as the president of PLDT Global Corp. He joined PLDT in July 1999 and served as corporate business head until February 2003 and as international carrier business until May 2004. He has over 15 years of work experience in the field of business development and information technology. He held management positions at IBM Philippines, Inc. and was the vice president for business development of the Lopez Communications Group (ABS-CBN Broadcasting, Bayan Telecommunications and SKYCable) prior to joining PLDT in July 1999. Mr. Panlilio is also a director of several subsidiaries of PLDT and PLDT Global.

Mr. Claro Carmelo P. Ramirez is senior vice president for the consumer affairs group. He was the retail business head from February 2003 to June 2004 and then served as the international and carrier business head until December 2005. He is also a director of several subsidiaries of PLDT. He has over 20 years of work experience in the field of marketing. He has worked as associate director for Colgate Palmolive Company, Global Business Development in New York, and as marketing director for Colgate Palmolive Argentina, S.A.I.C. Prior to his appointment as senior vice president in July 1999, he was the marketing director of Colgate Palmolive Philippines, Inc.

Mr. Victorico P. Vargas is senior vice president for human resources management and effective March 1, 2007, concurrently heads the international and carrier business group of PLDT. He has over 20 years of work experience in the area of human resource management with respect to various industries including insurance, consumer goods, real estate, banking and finance, and telecommunications/IT. Prior to joining PLDT in February 2000, he was the country human resources director of Citibank N.A., Manila, and spent two years outside the Philippines as country human resources director of Citibank, N.A., Bangkok. He is also a director of several subsidiaries of PLDT and is a non-voting member of the Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT.

Ms. June Cheryl C. Furigay joined PLDT in June 2000 as an executive trainee in the finance group and then served as an executive assistant to the corporate finance and treasury sector head from December 2000 to April 2002. Prior to being appointed to her present position as vice president and financial reporting and controllership head in June 2005 and November 2006, respectively, she was the Head of Financial Reporting and Planning Center. From 1993 to 1997, she was a Senior Associate in the business audit and advisory group of SGV & Co.  She also serves as director and is the treasurer of several subsidiaries of PLDT.

Mr. Christopher H. Young is our chief financial advisor. He worked in PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as finance director, a position he held until he joined us in November 1998.

Mr. Donald J. Rae is the chief operations advisor to Smart. He served as the chief operating officer for Time Telecommunications Sdn. Bhd. in Malaysia prior to joining Smart in January 1999. He also spent over ten years with Deloitte & Touche Consulting specializing in the Asian telecommunications sector.

Mr. Rolando G. Peña is head of the Network Services Division of Smart. He was first vice president for technical operations group at Digitel, where he worked for five years prior to his appointment as a director for Smart’s local exchange carrier services in September 1994. He held various positions in Eastern Telecommunications Philippines, Inc. from 1982 until 1989. He has over 22 years of experience in telecommunications operations, regional business and technical and operations support. He sits in the boards of Smart, Piltel, Wolfpac, Netopia, Smart Broadband and Mabuhay Satellite.

Mr. Ramoncito S. Fernandez is head of the Administration and Materials Management Division of Smart. He is also a member of the board of directors of Smart, Piltel, I-Contact and Wolfpac. Until June 2000, he was the executive vice president in charge of marketing, sales and logistics of Starpack Philippines Corporation. He has over 15 years of experience in materials management, industrial marketing and sales.

Mr. Danilo J. Mojica is head of the Wireless Consumer Division of Smart. Prior to joining Smart in June 2006, he was the general manager and chief operating officer of Cebu Pacific Air, a wholly-owned subsidiary of JG Summit Group, from 2003 to 2006 and was president of Rickett Benckiser Indonesia from 1997 to 2003.

Terms of Office

The directors of PLDT are elected each year to serve until the next annual meeting of stockholders and until their successors are elected and qualified. The term of office of all officers is coterminous with that of the board of directors that elected or appointed them.

Family Relationships

None of the directors, key officers and advisors of PLDT has any family relationships up to the fourth civil degree either by consanguinity or affinity.

Compensation of Key Management Personnel of the PLDT Group

The aggregate compensation paid to our key officers and directors named above, as a group, for 2006 amounted to approximately Php368 million.

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125,000 for each meeting of the board attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

Long-Term Incentive Plan

On August 3, 2004, PLDT’s Board of Directors approved the establishment of a Long Term Incentive Plan, or Original LTIP, for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The Original LTIP is a four-year cash-settled share based plan covering the period from January 1, 2004 to December 31, 2007, or the Performance Cycle. The payment of awards was intended to be made at the end of the Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the performance cycle and a cumulative consolidated net income target for the Performance Cycle.

On August 28, 2006, PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, or New LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or New Performance Cycle.

As a result of the establishment of the New LTIP, the Board also approved the early vesting of the Original LTIP by the end of 2006 for those of its participants who were invited to join the New LTIP and chose to join. Participants in the Original LTIP who were not invited to join the New LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule.

The Original LTIP cost, including cost for advisors (presented under professional and other service fees in the statements of income), and cumulative effect of the adoption of SFAS 123 (R), recognized as an expense as at December 31, 2006 and 2005 amounted to Php3,432 million and Php1,224 million, respectively. As at December 31, 2006 and 2005, total Original LTIP liability amounted to Php5,030 million and Php1,880 million, respectively.

The New LTIP, like the Original LTIP, is a cash plan that is intended to provide meaningful, contingent, financial incentive compensation for eligible executives, officers and advisors of the PLDT Group, who are consistent performers and contributors to the achievement of the long-term strategic plans and objectives, as well as the functional strategy and goals of the PLDT Group.

The New LTIP, like the Original LTIP, is administered by the Executive Compensation Committee which has the authority to determine (a) eligibility and identity of participants; (b) the award attributable to each participant based on the participant’s annual base compensation and taking into account such participant’s seniority, responsibility level, performance potential, tenure with the PLDT Group, job difficulty and such other measures as the Committee deems appropriate; (c) the level of achievement of the performance objectives; and (d) the actual award payable to each participant based on the level of achievement of the performance objectives.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the board of directors and stockholders, respectively, of PLDT approved the executive stock option plan covering a total of 1,289,745 shares of common stock and the amendment of the seventh article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of shares of common stock to subscribe for any issue of the 1,289,745 shares of common stock pursuant to the executive stock option plan.

Stock options that were granted pursuant to the executive stock option plan to management executives and advisors/consultants of PLDT became fully vested in December 2004. An option holder may exercise his option to purchase that number of vested shares of common stock underlying his option, in whole or in part, at the price at Php814 per share, subject to adjustment upon the occurrence of specific events described in the executive stock option plan. The option exercise period is until December 9, 2009. The option holder is required to give written notice of exercise to the executive compensation committee, indicating the number of vested shares to be purchased, accompanied by payment in cash of the full amount of the purchase price for those shares.

As at May 31, 2007, the total number of shares of common stock allocated for options granted to the chief executive officer, directors and key officers of PLDT named below, as a group, under the executive stock option plan was 261,290.

Share Ownership

The following table sets forth information regarding ownership of our common stock, preferred stock and executive stock options, as at May 31, 2007, by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common and preferred shares.

Name of Owner	Shares of Common Stock	Shares of Preferred Stock	Shares of Common Stock Underlying Executive Stock Options(1)

Manuel V. Pangilinan	217,350	360	–
Napoleon L. Nazareno	6,427	495	–
Helen Y. Dee	22,055(2)	180	–
Ray C. Espinosa	3,201(3)	–	13,042
Tsuyoshi Kawashima	10	–	–
Tatsu Kono	100	–	–
Rev. Fr. Bienvenido F. Nebres, S.J	3,078(4)	–	–
Corazon S. de la Paz	11,146,310(5)	–	–
Ma. Lourdes C. Rausa-Chan	699(3)	350	–
Oscar S. Reyes	1	360	–
Albert F. del Rosario	119,995(3)	1,560	–
Pedro E. Roxas	1	540	–
Alfred V. Ty	1	–	–
Ernesto R. Alberto	–	–	–
Rene G. Bañez	1	540	–
Anabelle L. Chua	12,778(3)	–	–
Jun R. Florencio	15	530	–
Menardo G. Jimenez, Jr.	22	–	–
George N. Lim	5,756(3)	360	–
Rosalie R. Montenegro	–	–	–
Alfredo S. Panlilio	1	–	–
Claro Carmelo P. Ramirez	11,500	–	–
Victorico P. Vargas	–	180	2,878
June Cheryl C. Furigay	–	–	–
Christopher H. Young	47,813(3)	–	–
Donald J. Rae	–	–	–
Rolando G. Peña	–	–	–
Ramoncito S. Fernandez	156	–	–
Danilo J. Mojica	–	–	–

_____________

(1)     As at May 31, 2007, under PLDT’s ESOP, options to purchase 19,938 shares of common stock for the key officers listed in the table above remain unexercised. No options have been granted to non-executive directors. All outstanding options are exercisable at an exercise price of Php814 per share and have an expiration date of December 10, 2009. All outstanding options were fully vested as at December 10, 2004.

(2)     Includes 21,957 PLDT common shares registered in the name of Hydee Management and Resources, Inc. As chairperson and president of Hydee Management & Resources, Inc., Ms. Dee may exercise voting rights in respect and may be considered to have beneficial ownership of these shares.

(3)     Includes PLDT common shares that have been lodged with the Philippine Central Depository, Inc.

(4)     Includes 386 shares of PLDT’s common stock registered in the name of Ateneo de Manila University and 2,690 shares of PLDT’s common stock held of record by PCD Nominee Corporation. As President of the Ateneo de Manila University, Rev. Fr. Nebres may exercise voting rights in respect of these shares and may be considered to have beneficial ownership of these shares.

(5)     Includes 5,024,789 PLDT common shares registered in the name of Social Security System and 6,121,520 PLDT common shares held of record by PCD Nominee Corporation. Ms. De la Paz, as president and chief executive officer of the Social Security System, may exercise voting rights in respect of these shares and may be considered to have beneficial ownership of these shares.

The aggregate number of common and preferred shares directly and indirectly owned by directors, key officers and advisors listed above, as at May 31, 2007, was 11,597,270 and 5,455 respectively, or 6.148182% and 0.000772% of PLDT’s outstanding common and preferred shares, respectively.

Board of Directors –– Independent Directors

At least four of our directors, namely, Rev. Fr. Bienvenido F. Nebres, S.J., Oscar S. Reyes, Pedro E. Roxas and Alfred V. Ty, are independent directors who are not officers or employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as directors. The independence standards/criteria are provided in our By-Laws and Manual on Corporate Governance pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees

Our board of directors is authorized under the by-laws to create committees, as it may deem necessary. We currently have four board committees, namely, the audit, governance and nomination, executive compensation and technology strategy committees, the purpose of which is to assist our board of directors. Each of these committees has a board-approved written charter that provides for such committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the board of directors.

Audit Committee

Our audit committee is composed of three members, all of whom are independent directors, namely, Fr. Bienvenido F. Nebres, S.J., who chairs the committee, Mr. Pedro E. Roxas and Mr. Oscar S. Reyes. Mr. Tatsu Kono and Mr. Tsuyoshi Kawashima, who are non-independent members of our board of directors, Ms. Corazon S. de la Paz and Mr. Roberto R. Romulo serve as advisors to the audit committee. All of the members of our audit committee are financially literate and Ms. Corazon S. de la Paz, an advisor to the audit committee, is an accounting and financial management expert.

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

Governance and Nomination Committee

Our governance and nomination committee is composed of five voting and two non-voting members. Three of the voting members are independent directors namely, Fr. Bienvenido F. Nebres, S.J., Mr. Alfred V. Ty and
Mr. Oscar S. Reyes. Mr. Manuel V. Pangilinan, who serves as chairman, and Mr. Tatsu Kono are the other voting members, and Mr. Victorico P. Vargas and Mr. Rene G. Bañez are the non-voting members.

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

Executive Compensation Committee

Our executive compensation committee is composed of six members: five voting members and one non-voting member. Three of these voting members are independent directors, namely Mr. Pedro E. Roxas, Mr. Oscar S. Reyes and Mr. Alfred V. Ty, two are non-independent directors, namely Mr. Tsuyoshi Kawashima and Mr. Albert F. del Rosario, who serves as chairman, and one is a non-voting member, namely Mr. Victorico P. Vargas.

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

Technology Strategy Committee

Effective June 12, 2007, our board of directors created a new committee, the technology strategy committee. Our technology strategy committee is composed of five members, all of whom are voting members. One of the members is an independent director, namely Mr. Oscar S. Reyes, and four are non-independent directors, namely
Mr. Manuel V. Pangilinan, who serves as chairman, Mr. Napoleon L. Nazareno, Mr. Ray C. Espinosa and Mr. Tatsu Kono.

The principal functions and responsibilities of our technology strategy committee are:

1.        To review and approve our technology strategy and roadmap, and to review and advise our board on major technology trends and strategies;

2.        To evaluate and advise our board on actual and proposed technology investments and transactions;

3.        To review and submit to the board recommendations regarding management’s formulation and execution, and to oversee the execution of, our technology strategy; and

4.        To recommend to the board approaches to acquiring and maintaining technology positions and maximizing our access to relevant technologies, and to ensure optimized contribution of technology to our business strategy and growth targets.

Finance Committee Dissolved

Effective June 12, 2007, our board of directors dissolved our finance committee as its functions had regularly been carried out by the full board of directors for a prolonged period of time, supplanting the need to continue to maintain a finance committee.

Directors’ and Officers’ Involvement in Certain Legal Proceedings

The following is a description of the cases in which our Chairman, Manuel V. Pangilinan, our President and Chief Executive Officer, Mr. Napoleon L. Nazareno and our directors, Mr. Albert F. del Rosario and
Ms. Ma. Lourdes C. Rausa-Chan are respondents:

1. Mr. Manuel V. Pangilinan, in his capacity as Chairman of the Board of Metro Pacific Corporation, a stockholder of Metro Tagaytay Land Company, Inc. (“MTLCI”), and four other individuals are respondents in I.S. 04-A-1057 for alleged violation of Article 315 (1)(b) (“estafa”) of the Revised Penal Code filed by Mr. Vicente A. Tuason in behalf of Universal Leisure Club, Inc. (“ULCI”) and Mr. Jose L. Merin in behalf of Universal Rightfield Property Holdings, Inc. (“URPHI”). In the complaint-affidavit, Messrs. Tuason and Merin alleged that, in violation of the trust reposed by ULCI and certain contractual commitments and representations, MTLCI, with the participation and/or conformity of the respondents, misappropriated and converted P139 million that ULCI entrusted for the purpose of incorporating Golf Land Co., Inc. (“GLCI”), a corporation to be wholly owned by MTLCI and to which a property of MTLCI was to be transferred in exchange for shares in GLCI. The said shares were then supposed to be transferred to ULCI. Based on his counsel’s advice, Mr. Pangilinan cannot be held liable for violating Article 315 (1)(b) of the Revised Penal Code because no document or other evidence has been presented to prove that Mr. Pangilinan actually participated in the negotiation, preparation, approval, execution and/or implementation of the agreement/contract upon which the claims of the complainants are purportedly based, much less that Mr. Pangilinan, with abuse of trust and confidence, misappropriated any amounts paid by ULCI to MTLCI. On March 25, 2004, Mr. Pangilinan submitted his counter-affidavit in I.S. No. 04-A-1057. In a Joint Resolution dated June 7, 2004, the City Prosecution Office of Makati dismissed all charges in the estafa case against Mr. Pangilinan. On November 16, 2004, ULCI, through Messrs. Tuason and Merin, filed with the Philippine Department of Justice, or DOJ, a Petition for Review assailing the Resolution of the City Prosecution Office of Makati. Subsequently, the complainants and respondents, including Mr. Pangilinan, filed a Joint Motion to Dismiss (with prejudice) the charges and counter-charges subject of the investigation, which motion is pending resolution by the DOJ.

2. Mr. Napoleon L. Nazareno is a respondent in Criminal Case No. 133235-R pending before the 6th Municipal Trial Court in Cities, Branch 6 of Cebu City, and I. S. No. 2005-57-B pending before the Municipal Trial Court of Borongan, Samar, all for alleged violation of Section 301 in relation to Section 213 of Presidential Decree 1096 (otherwise know as the National Building Code of the Philippines). The complaints alleged that Smart built its cellsites without securing building permits and Smart’s officers are criminally liable therefor. The proceedings in Criminal Case No. 133235-R and I. S. No. 2005-57-B have been suspended pending the submission by Smart of a building permit. To date, the building permits for the sites have been secured and Smart is set to file the appropriate pleadings for the dismissal of the cases.

3. Messrs. Nazareno and Albert F. del Rosario and other directors and officers of the former PDCP Bank, are respondents in a complaint docketed as I.S. No. 2004-631, which was filed by Chung Hing Wong/Unisteel/Unisco Metals, Inc. with the DOJ, for alleged syndicated estafa, estafa through falsification of documents, other deceits, misconduct and robbery. As stated in their respective counter affidavits, the charges against the PDCP directors are entirely without merit. The case is currently pending with the Philippine DOJ.

4. Mr. del Rosario and other former directors/officers and corporate secretaries/assistant corporate secretaries, including Ma. Lourdes C. Rausa-Chan, of Steniel Cavite Packaging Corporation, Metro Paper and Packaging Products, Inc., AR Packaging Corporation and Starpack Philippines Corporation, are respondents in a case docketed as OMB C-C-04-0363-H (CPL No. C-04-1248), in the Office of the Ombudsman. The complaint is for alleged: (a) violation of Republic Act No. 3019 (otherwise known as the Anti-Graft and Corrupt Practices Act);
(b) estafa through falsification of public documents; (c) falsification of public documents under Article 171, in relation to Article 172, of the Revised Penal Code, or RPC; (d) infidelity in the custody of public documents under Article 226 of the RPC; and (e) grave misconduct. The complaint related to various tax credit certificates (allegedly fraudulent, with spurious and fake supporting documents) issued to Victory Textile Mills, Inc. (allegedly a non-existent corporation with fictitious incorporators and directors) and transferred to several companies including the aforesaid companies. The complaint against Mr. del Rosario and Ms. Rausa-Chan involves the first two offenses only and in their capacity as director and corporate secretary, respectively, of Metro Paper and Packaging Products, Inc. In the opinion of the legal counsels for Mr. del Rosario and Ms. Rausa-Chan, there are no legal and factual bases for their inclusion as respondents in this complaint. Mr. del Rosario and Ms. Rausa-Chan had no participation or involvement in the alleged anomalous acquisition and transfer of the subject tax credit certificates. The case is currently pending with the Office of the Ombudsman.

Employees and Labor Relations

As at December 31, 2006, we had 28,219 employees within the PLDT Group. PLDT had 8,526 employees at the end of 2006, of which 44% were rank-and-file employees, 51% were management/supervisory staff and 5% were executives. This number represents a decrease of 493 employees, or approximately 6%, from the staff level as of the end of 2005, mainly as a result of the ongoing manpower rightsizing program. From a peak of 20,312 at the end of 1994, PLDT’s number of employees has declined by 11,786, or 58%, by the end of 2006. As at December 31, 2005, we had 18,926 and 9,013 employees under the PLDT Group and PLDT, respectively. The increase in the number of employees as at December 31, 2006 was primarily due to the acquisition of SPi, CyMed and Level Up!.

PLDT has three employee unions, the members of which in the aggregate represent 23% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

On November 16, 2006, PLDT and the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, concluded and signed a new three-year Collective Bargaining Agreement, or CBA, covering the period from November 9, 2006 to November 8, 2008. This CBA provides each member a signing bonus equivalent to one month’s salary (computed at the salary rate prevailing prior to November 9, 2007) plus Php15,000; monthly salary increases of Php2,150, Php2,200 and Php2,550 for the first, second and third year, respectively; an increase in the yearly Christmas gift certificate from Php7,000 to Php8,000; an increase in the amount of coverage under the group life insurance plan from Php500,000 to Php650,000; an additional contribution of Php1 million to the Educational Loan Fund; and Php35,000 funeral assistance for death the of a dependent. Other highlights of this CBA include increases in the rice subsidy and professional fee for dependent’s hospitalization.

On March 8, 2005, PLDT and PLDT Sales Supervisors’ Union, or PSSU, concluded and signed a new three-year CBA covering the period from January 1, 2005 to December 31, 2007. This CBA provides each member monthly salary increases of 8% of basic pay or Php2,000, whichever is higher, for the first year; 10% of basic pay or Php2,700, whichever is higher, for the second year; and another 10% of basic pay or Php2,400, whichever is higher, for the third year. Other highlights of this CBA are improvements of existing benefits and a one-time signing bonus of Php33,000, including a Php3,000 goodwill bonus, for each member of PSSU. Furthermore, a Php4,000 one-time clothing accessory allowance was also provided.

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

Pension and Retirement Benefits

Defined Benefit Plans

We have defined benefit pension plans, covering substantially all of our employees, except the employees of Smart. The plans require contributions to be made to a separate administrative fund.

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

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s common stock as at May 31, 2007 of all shareholders known to us to beneficially own 5% or more of PLDT shares of common stock. All shares of PLDT's common stock have one vote per share.

Title of Class	Name and Address of Record Owner and Relationship with Issuer	Place of Incorporation	Name of Beneficial Owner and Relationship with Record Owner	Number of Shares Held	Percentage of Class
Common	Philippine Telecommunications Investment Corporation(1) 12th Floor Ramon Cojuangco Bldg., Makati Avenue, Makati City	Philippine Corporation	Metro Pacific Assets Holdings, Inc. c/o Corporate Secretary 18th Floor Liberty Center, 104 H.V. Dela Costa St., Salcedo Village, Makati City (See Footnote 1 below)	13,338,415	7.07
Common	Metro Pacific Resources, Inc. (2) c/o Corporate Secretary 18th Floor Liberty Center, 104 H.V. dela Costa St. Salcedo Village, Makati City	Philippine Corporation	Metro Pacific Holdings, Inc. c/o Corporate Secretary 18th Floor Liberty Center, 104 H.V. Dela Costa St., Salcedo Village, Makati City (See Footnotes 1 and 2 below)	17,112,534	9.07
Common	NTT Communications Corporation(3) 1-1-6 Uchisaiwai-cho 1-Chome, Chiyoda-ku Tokyo 100-8019, Japan	Japanese Corporation	Nippon Telegraph and Telephone Corporation 2-3-1 Otemachi Chiyoda-ku, TKY 100-8116	12,633,487	6.70
Common	NTT DoCoMo, Inc.(4) 41st flr Sanno Park Tower 2-11-1 Nagata-cho, Chiyoda-ku Tokyo 100-6150, Japan	Japanese Corporation	Nippon Telegraph and Telephone Corporation 2-3-1 Otemachi Chiyoda-ku, TKY 100-8116	15,987,736	8.48
Common	Social Security System(5) SSS Building East Avenue, Quezon City	Philippine Corporation	Same as Record Owner	11,146,309	5.91
Common	PCD Nominee Corporation(6) 37/F Enterprise Building, Tower 1 Paseo de Roxas cor. Ayala Avenue, Makati City	Philippine Corporation	See Footnote 6 below	87,123,483	46.19
Common	J.P. Morgan Asset Holdings (HK) Limited(7) (various accounts) 20/F Chater House, 8 Connaught Road Central, Hongkong	Hongkong Corporation	See Footnote 7 below	34,902,407	18.50
Common	Capital Research and Management Company(8)	U.S. Company	See Footnote 8 below	14,575,690	7.73

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

First Pacific Group beneficially owned 28% of our common shares as at May 31, 2007 by virtue of the PLDT common shareholdings by intermediate holding companies, including PTIC, MPRI, Metro Pacific Assets Holdings, Inc., and Metro Pacific Holdings, Inc.

PTIC’s shareholding of 13,338,415 shares excludes the 12,695,848 PLDT shares that have been delivered and lodged with Philippine Depositary and Trust Co. The actual percentage of PLDT’s shares held by PTIC, if the shares delivered and lodged with PCD are included, is 13.8%.

(2)  Based on the resolution of the Board of Directors of Metro Pacific Resources, Inc., or MPRI, a copy of which had been furnished to PLDT, Mr. Manuel V. Pangilinan has been appointed as proxy or duly authorized representative of MPRI to represent and vote the PLDT shares of common stock of MPRI in the annual meeting of stockholders of PLDT.

(3)  Based on publicly available information, NTT Communications is a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation. Pursuant to the amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on April 18, 2007 by NTT and NTT Communications, NTT, NTT Communications and DoCoMo as a group beneficially owned 28,621,223 shares of PLDT common stock. As certified by our stock transfer agent, NTT Communications was the record owner of 12,633,487 shares of PLDT common stock as at May 31, 2007. Based on a certification signed by a duly authorized officer of NTT Communications, a copy of which had been furnished to PLDT, Mr. Jun Sawada is authorized to execute for and on behalf of NTT Communications, endorsements, transfers and other matters relating to the PLDT shares of common stock held by NTT Communications.

(4)  DoCoMo completed the acquisition of 12,633,486 shares of PLDT common stock from NTT Communications on March 14, 2006. Moreover, as disclosed in its amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on April 18, 2007 (the “DoCoMo Schedule 13D”), from March 20, 2007 through April 16, 2007, DoCoMo acquired through open market purchases an additional 1,966,062 shares of PLDT common stock. DoCoMo informed PLDT that DoCoMo made further open market purchases of shares of PLDT common stock thereby increasing the number of shares of PLDT common stock held by DoCoMo to 15,987,736 as at May 31, 2007. Based on publicly available information, DoCoMo is a majority-owned and publicly traded subsidiary of NTT. Based on a certification signed by a duly authorized officer of DoCoMo, a copy of which had been furnished to PLDT, Mr. Toshinari Kunieda or Mr. Matsuo Yamamoto, is authorized to execute for and on behalf of NTT DoCoMo, endorsements, transfers and other matters relating to the PLDT shares of common stock held by DoCoMo.

(5)  Social Security System, or SSS, is the record owner of 5,024,789 shares and is the beneficial owner of 6,121,520 shares held of record by PCD Nominee Corporation as at May 31, 2007. Please refer to footnote 6. Pursuant to a resolution of the Board of Directors of the SSS, a copy of which had been furnished to PLDT, Ms. Corazon S. de la Paz, as President and Chief Executive Officer of the SSS, has been authorized to represent and vote the PLDT shares of common stock of SSS in the Annual Meeting.

(6)  Registered owner of shares held by participants in the Philippine Depository and Trust Co., or PDTC, a private company organized to implement an automated book entry system of handling securities transactions in the Philippines. Under the PDTC procedures, when an issuer of a PDTC-eligible issue will hold a stockholders’ meeting, the PDTC will execute a pro-forma proxy in favor of its participants for the total number of shares in their respective principal securities account as well as for the total number of shares in their client securities account. For the shares held in the principal securities account, the participant concerned is appointed as proxy with full voting rights and powers as registered owner of such shares. For the shares held in the client securities account, the participant concerned is appointed as proxy, with the obligation to constitute a sub-proxy in favor of its clients with full voting and other rights for the number of shares beneficially owned by such clients. Based on available information, none of the owners of the PLDT common shares registered under the name of PCD Nominee Corporation, or PCD, owned more than 5% of PLDT’s outstanding common stock as at May 31, 2007, except The Hongkong and Shanghai Banking Corp. Ltd.–Clients, Capital Research and Management Company, Standard Chartered Bank and Citibank N.A., which own approximately 21.47%, 7.73%, 5.77% and 5.55%, respectively, of PLDT’s outstanding common stock as at such date. The Company has no knowledge if any beneficial owner of the shares under The Hongkong and Shanghai Banking Corp. Ltd.–Clients and Standard Chartered Bank accounts own more than 5% of PLDT’s outstanding common stock as at such date.

The PCD account also includes 6,121,520 shares beneficially owned by the Social Security System and 11,938,750 shares beneficially owned by Capital Research and Management Company. Please refer to footnotes 5 and 8.

(7)  Holds shares as nominee of JPMorgan Chase Bank, successor depositary under the Common Stock Deposit Agreement, dated October 14, 1994, as amended on February 10, 2003, between JPMorgan Chase Bank and the holders of American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs, representing shares of common stock of the Company (the “Deposit Agreement”). Under the Deposit Agreement, if the depositary does not receive voting instructions from a holder of ADRs, such holder will be deemed to have instructed the depositary to provide a discretionary proxy to a person designated by PLDT for the purpose of exercising the voting rights pertaining to the shares of common stock represented by such holder of ADRs, except that no discretionary proxy will be given with respect to any matter as to which substantial opposition exists or which materially and adversely affects the rights of the holders of such ADRs.

This account also includes 2,636,940 shares of common stock underlying ADSs owned by Capital Research and Management Company. Please refer to footnote 8.

(8)  According to the Schedule 13G of Capital Research and Management Company, filed with the Securities and Exchange Commission on February 6, 2007, Capital Research and Management Company, as an investment adviser, beneficially owned 14,575,690 shares of PLDT common stock, including 2,636,940 shares of PLDT common stock represented by ADSs as at December 29, 2006. Please refer to footnotes 6 and 7 for further discussion.

As at May 31, 2007, approximately 86.03% of the outstanding capital stock of PLDT was registered in the names of Philippine persons.

Related Party Transactions

Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and DoCoMo

In connection with the transfer by NTT Communications Corporation, or NTT Communications, of approximately 12.6 million shares of PLDT’s common stock to NTT DoCoMo, Inc, or DoCoMo, pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo, the FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions, as set forth above under Item 3. “Key Information –– Risk Factors –– Risks Relating to Us –– A significant number of PLDT’s shares are held by three separate shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT”; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof, as described above under Item 6. “Directors, Senior Management and Employees –– Directors, Key Officers and Advisors”.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•         Restriction on Ownership of Shares of PLDT by NTT Communications and DoCoMo. Each of NTT Communications and DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of then issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of then issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•         Limitation on Competition. NTT Communications, DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intends to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•         Business Cooperation. PLDT and DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with DoCoMo.

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

•         Change in Control. Each of NTT Communications, DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the board of directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT board of directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares (a) at a price per share which is less than the fair market value as determined by the board of directors of PLDT as advised by a professional financial advisor, (b) which is subject to conditions which are subjective or which could not reasonably be satisfied, (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT, (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the board of directors of PLDT has used reasonable efforts to discuss with NTT Communications and DoCoMo in good faith whether such person should be considered a Hostile Transferee. For information as to certain provisions of PLDT’s Amended By-Laws that may have the effect of preventing a change in control of PLDT, see Item 10. “Additional Information –– Articles of Incorporations and By-Laws –– Change in Control”.

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

Integrated i-mode Services Package Agreement between DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and DoCoMo on February 15, 2006, under which DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. The initial license fee paid as at December 31, 2006 amounted to Php53 million.

Advisory Services Agreement between DoCoMo and PLDT

An Advisory Services Agreement was entered into by DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement. Pursuant to the Agreement, DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, the agreement governs the terms and conditions of the appointments and the corresponding fees related thereto. The initial license fee paid as at December 31, 2006 amounted to Php12 million. Outstanding liability under this agreement amounted to Php32 million as at December 31, 2006.

Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

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

Total fees under these agreements amounted to Php184 million, Php256 million and Php336 million for the years ended December 31, 2006, 2005 and 2004, respectively. As at December 31, 2006 and 2005, outstanding obligations of PLDT amounted to Php18 million and Php23 million, respectively.

Air Time Purchase Agreement between PLDT and AIL and Related Agreements

See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contractual Obligations and Commercial Commitments — Contractual Obligations — Unconditional Purchase Obligations — Air Time Purchase Agreement with AIL” above and Note 16 – Related Party Transactions to the consolidated financial statements in Item 18 for a discussion of the ATPA and PLDT’s obligations thereunder.

Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group, for ALBV to provide technical support services and assistance in the operations and maintenance of cellular business for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2004, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2004. On February 18, 2004, Smart and ALBV entered into a renewal of the Technical Assistance Agreement extending the effectivity of the terms thereof to February 23, 2008. Furthermore, in view of the acquisition by Smart of Piltel Series K Class I Convertible Preferred Stock held by PLDT, the parties agreed to make the consolidated net revenues of Smart the basis for the computation of the 1% technical service fees payable by Smart to ALBV, effective January 1, 2005.

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

Total fees under these agreements amounted to Php591 million, Php567 and Php507 million for the years ended December 31, 2006, 2005 and 2004, respectively. Outstanding obligations of Smart under these agreements amounted to Php128 million and Php194 million as at December 31, 2006 and 2005, respectively. Outstanding prepaid management fees as at December 31, 2006 and 2005 amounted to Php869 million and Php920 million, respectively.

Agreements relating to insurance companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are paid directly to Malayan. Total insurance expenses paid under these agreements amounted to Php360 million, Php468 million and Php534 million for the years ended December 31, 2006, 2005 and 2004, respectively. Two directors of PLDT have a direct/indirect interest in or serve as a director/officer of Gotuaco and Malayan.

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

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Consolidated financial statements are set forth under Item 18. “Financial Statements.”

Legal Proceedings

Except as disclosed in the following paragraphs, neither PLDT nor any of its subsidiaries is a party to, and none of their respective properties is subject to, any pending legal proceedings that PLDT considers to be potentially material to its and its subsidiaries’ business.

Quo Warranto Action

On June 4, 1990, the Solicitor General of the Philippines instituted legal proceedings in the Regional Trial Court of Makati City seeking to “oust Philippine Long Distance Telephone Company (PLDT) from exercising its franchise and/or to revoke, cancel and/or pre-terminate its franchise (Act No. 3436, as amended) and/or to break up an alleged unlawful monopoly and give equal and fair opportunity to other service corporations.” The Solicitor General cited constitutional and statutory grounds for his action, including alleged foreign investors’ participation in the control and management of PLDT on a basis disproportionate to their holdings of PLDT’s capital stock, violation of the requirement that 60% of the capital of a public utility be owned by Philippine citizens, inadequate and costly equipment and service, and blocking of the right of other parties to provide telephone service in the Philippines.

We believe that these allegations are without merit and plan to defend ourselves vigorously. The Philippine Congress granted PLDT’s amended franchise under Republic Act No. 7082 notwithstanding the existence of these proceedings and the opposition of the Solicitor General. The case has been archived by virtue of a court order dated January 20, 1999. No further action has been taken and the case remains inactive.

Taxation

National Internal Revenue Taxes

PLDT has filed various cases against the Commissioner of the Bureau of Internal Revenue, or BIR, for refunds and/or tax credit of:

•         erroneously paid VAT, compensating taxes, advance sales taxes and other internal revenue taxes on PLDT's importation of various equipment, machinery and spare parts; and

•         erroneously paid withholding tax on separation pay of employees who availed of the benefits under the Manpower Reduction Program.

In the case of the claim for refund of erroneously paid VAT, compensating taxes, advance sales taxes and other internal revenue taxes on PLDT’s importation of various equipment, machinery and spare parts, the Supreme Court, on December 15, 2005, rendered a decision partially granting the claim for refund or tax credit certificates and ordering the Commissioner of the BIR to issue a Tax Credit Certificate or to refund to PLDT approximately Php95 million representing erroneously collected advance sales tax and compensating tax. PLDT filed a motion for execution that was opposed by the BIR and is currently still pending with the Court of Tax Appeals. The Court of Tax Appeals has issued a Resolution on May 18, 2007, ordering the issuance of the corresponding Writ of Execution.

The case of the claim for refund of erroneously paid withholding tax on separation pay is still pending with the Supreme Court.

NTC supervision and regulation fees, or SRF

Since 1994, following the NTC's rejection of PLDT's formal protest against the assessments by the NTC of permit, supervision and regulation fees, PLDT and the NTC have been involved in legal proceedings before the Court of Appeals and the Supreme Court. The basis of these legal proceedings is the NTC's inclusion of stock dividends and capital in excess of the par value of stock in computing these fees, and the NTC's assessment of administrative fees for the increase in PLDT's authorized capital stock even in the absence of NTC's performance of regulatory services. As at December 31, 2006, since 1994, PLDT has paid a total amount of Php2,219 million in supervision and regulation fees, of which Php1,956 million were paid under protest.

Local business and franchise tax assesments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause.

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

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax. Pursuant to said decision, PLDT has voluntarily paid the total amount of Php15 million for the period from the fourth quarter of 1998 until December 31, 2003, which includes the Php4 million subject of the case.

PLDT had no longer contested assessments of LGUs for franchise taxes as at December 31, 2006. However, PLDT continues to contest the validity of the assessment of penalties and surcharges of Php1.3 million and Php2.3 million, by the City of Ozamiz and the Province of Bulacan, respectively, for the years 1998 to 2002 when PLDT refrained from payment of local franchise taxes upon its reliance in good faith on the BLGF Ruling that it is exempt from local franchise tax. PLDT is also contesting the validity of the assessment of local franchise tax of Php2.8 million by the Province of Cagayan on the gross receipts received or collected by PLDT in Tuguegarao City wherein franchise tax was already paid to the latter.

PLDT likewise continues to contest the imposition of local business taxes in addition to local franchise tax by the Cities of Tuguegarao, Balanga and Caloocan in the amounts of Php1.9 million, Php0.2 million and Php6.3 million, respectively, for the years 1998 to 2003 for the City of Tuguegarao, and for the years 2005 to 2007 for the Cities of Balanga and Caloocan. PLDT is likewise contesting the imposition of a business tax on the transmission of messages by the Municipality of San Pedro in the amount of Php0.3 million for the years 2005 to 2007.

PLDT currently expects that going forward it will pay local franchise and business taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has paid local business and franchise taxes to certain cities and provinces in the aggregate amount of Php313 million under protest. Smart’s legal position is that it is not liable to pay the local franchise tax by virtue of its Smart’s exemption under legislative franchise under R.A. 7294, which took effect after the effective date of the Local Government Code of 1991, or R.A. 7160.

The Regional Trial Court, or RTC, of Makati has declared Smart exempt from payment of local franchise tax to the City of Makati in a decision rendered in the case entitled Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 & 02-725, August 3, 2004). The City of Makati has filed a Motion for Extension to file a Petition for Review with the Court of Appeals. However, on June 9, 2005, the Court of Appeals dismissed the appeal filed by the City of Makati.

The RTC of Iloilo has likewise ruled in a decision dated January 19, 2005 that Smart is exempt from payment of local franchise tax to the City of Iloilo. The City of Iloilo has filed an appeal directly with the Supreme Court, which remains pending.

Piltel’s Bureau of Internal Revenue Assessment

Piltel has received the following assessment notices from the BIR:

Year	Tax Assessment Type	Basic	Interest	Total
		(in million pesos)
1998	VAT	85.8	68.7	154.5
	Overseas Communications Tax, or OCT	31.8	25.5	57.3
	Income Tax	12.4	9.4	21.8
	Administrative Penalties	0.1	–	0.1

1999	VAT	94.5	67.8	162.3
	Income Tax	22.7	13.8	36.5

2001	VAT	56.2	35.1	91.3
	Income Tax	13.4	8.9	22.3

On December 12, 2005, Piltel filed a collective application for a compromise settlement with the BIR for the deficiency tax assessments arising from taxable years 1998, 1999 and 2001, citing “reasonable doubt as to the validity of the tax assessments” as a basis. The prescribed minimum percentage of the compromise settlement for such basis is 40% of the basic assessed tax.

On January 27, 2006, Piltel received the favorable recommendation and approval from the BIR on the said application for a compromise settlement. On January 31, 2006, Piltel settled the total amount of Php114 million, which is equivalent to 40% of the basic taxes per final assessment notices received, to effect the immediate cancellation of the tax assessments. On February 24, 2006, the BIR accepted Piltel’s application for a compromise settlement of income taxes and VAT for the years 1998, 1999 and 2001, and issued the Certificate of Availment on the said date.

Dividend Distribution Policy

In 2006 and 2005, PLDT declared cash dividends of Php588 million and Php1,627 million, respectively, solely for its preferred shareholders. In addition, on March 1, 2005, PLDT declared a cash dividend at Php14 per common share to holders of record as at March 31, 2005, which was paid on May 12, 2005, constituting the first cash dividend declaration to common shareholders since March 2001. This was followed by cash dividend declarations made by PLDT on its common stock on May 5, 2005, at Php21 per common share to holders of record as at June 3, 2005, which was paid on July 14, 2005; on November 8, 2005, at Php21 per common share to holders of record as at November 28, 2005, which was paid on December 28, 2005; on February 27, 2006, at Php28 per common share to holders of record as at March 20, 2006, which was paid on April 20, 2006; and on August 8, 2006, at Php50 per common share to holders of record as at August 21, 2006, which was paid on September 21, 2006. .

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

Until recently, the ADSs were also listed on the NYSE Arca. However, on December 18, 2006, PLDT issued a notice of its intent to voluntarily delist its ADSs from NYSE Arca, after determining that doing so is in the best interest of PLDT and its stockholders as it would eliminate the duplicative administrative burdens and costs inherent in dual listing on both the NYSE and NYSE Arca. The actual delisting from the NYSE Arca became effective on February 12, 2007.

In 2006, a total of 39.6 million shares of PLDT's common capital stock were traded on the PSE. During the same year, the volume of trading was 69.7 million ADSs on the NYSE.

As at May 31, 2007, approximately 11,105 stockholders were Philippine persons and held approximately 35% of the shares of PLDT’s common stock and approximately 86.03% of the outstanding capital stock of PLDT. In addition, as at May 31, 2007, there was a total of over 40 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 379 holders.

High and low sales prices for PLDT’s common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	PSE		NYSE
	High	Low	High	Low
2007
Second Quarter (through June 26, 2007)	Php2,730.00	Php2,390.00	US$58.88	US$50.05
April	2,585.00	2,390.00	54.89	50.05
May	2,585.00	2,470.00	56.66	53.00
June (through June 26, 2007)	2,730.00	2,525.00	58.88	54.88
First Quarter	2,820.00	2,250.00	56.62	45.25
January	2,820.00	2,385.00	56.62	48.20
February	2,675.00	2,285.00	54.10	45.25
March	2,555.00	2,250.00	53.40	46.30
2006	2,610.00	1,675.00	51.90	32.15
First Quarter	1,930.00	1,675.00	38.09	32.20
Second Quarter	2,295.00	1,700.00	43.99	32.15
Third Quarter	2,300.00	1,790.00	45.00	34.57
Fourth Quarter	2,610.00	2,150.00	51.90	42.56
December	2,570.00	2,325.00	51.50	47.08
2005	1,860.00	1,310.00	34.35	23.50
First Quarter	1,495.00	1,310.00	27.75	23.50
Second Quarter	1,645.00	1,330.00	30.07	24.10
Third Quarter	1,715.00	1,520.00	30.59	27.28
Fourth Quarter	1,860.00	1,630.00	34.35	28.88
2004	1,505.00	810.00	27.03	14.38
2003	990.00	265.00	17.79	4.85
2002	565.00	209.00	11.30	3.85

Item 10. Additional Information

Articles of Incorporation and By-Laws

The following summarizes certain provisions of PLDT's Articles of Incorporation and By-Laws and applicable Philippine law. This summary is qualified in its entirety by reference to the Corporation Code of the Philippines (the “Corporation Code”) and PLDT’s Articles of Incorporation and By-Laws. Information on where investors can obtain copies of the Articles of Association and By-Laws is described under the heading “Documents Available.”

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

Directors

PLDT's Amended By-Laws provide that the Board of Directors shall consist of thirteen members, each of whom must hold at least one share of stock of PLDT in his own name and possess the minimum qualifications and have none of the disqualifications provided in the By-Laws. There are no provisions in PLDT’s Amended Articles of Incorporation or Amended By-Laws with respect to (a) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, (b) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body, (c) borrowing powers exercisable by the directors and how such borrowing powers can be varied, or (d) retirement or non-retirement of directors under an age limit requirement.

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

In addition to the foregoing rights, the Corporation Code provides for other stockholders’ rights generally, which include:

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

(b)     The right to approve certain corporate acts, such as (a) election of directors; (b) removal of directors;
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

(c)     The right to inspect at reasonable hours on business days the records of all business transactions of the corporation and the minutes of any meeting; however, the stockholders’ right to inspect corporate records and books is not an absolute right so that the corporation may deny said right on the basis of impropriety of the purpose or motive of the stockholder.

(d)     The right to be furnished the most recent financial statements of the corporation, within ten (10) days from receipt by the corporation of a written request from a stockholder. The same right exists at the annual meeting of stockholders at which the Board of Directors must present to the stockholders a financial report of the operations of the corporation for the preceding year which shall include financial statements duly signed and certified by an independent certified public accountant.

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

Meetings

The Corporation Code requires corporations to hold an annual meeting of stockholders and to send notice thereof to stockholders. Under PLDT’s By-Laws, the annual meeting of stockholders shall be held at the principal office of the corporation, or at such other place designated by the Board of Directors in the city or municipality where the principal office of the corporation is located, on the second Tuesday in June of each year. In the annual meeting, the Board of Directors shall be elected and such other business may be transacted as shall come before the meeting. At least fifteen (15) business days written or printed notice of the date, time and place of holding every annual stockholders' meeting shall be given by the Secretary or by an Assistant Secretary by personal delivery or by mail to each stockholder at his or her last known place of residence or business. Special meetings of stockholders may be called at any time by the President or three (3) of the Directors or by a number of stockholders representing two-thirds (2/3) of the subscribed capital stock. Notice in writing of such meeting stating the date, time or place thereof, shall be given to each stockholder by the Secretary or Assistant Secretary or, in case of his absence, inability, refusal or neglect to act, then by the President, Directors or stockholders calling said meeting, by personal delivery or by mail to each stockholder at his or her last known place of residence, at least fifteen (15) business days before the date fixed for the meeting.

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

Transfer of Shares

The shares of Common Stock may be transferred by delivery of certificate(s) endorsed by the shareholder named in the certificate or his duly authorized attorney or representative. No transfer, however, shall be valid, except as between the parties, until the transfer is recorded in the stock and transfer books of PLDT maintained by Hongkong and Shanghai Banking Corporation, the stock transfer agent of PLDT for its Common Stock.

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

PLDT has entered into certain loan and credit agreements, which restrict the declaration and payment of dividends by PLDT. In particular, under certain loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 0.90:1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates. On March 1, 2005, PLDT declared a cash dividend at Php14 per common share to holders of record as at March 31, 2005, which was paid on May 12, 2005, constituting the first cash dividend declaration to common shareholders since March 2001. This was followed by cash dividend declarations made by PLDT on its common stock on May 5, 2005, at Php21 per common share to holders of record as at June 3, 2005, which was paid on July 14, 2005; on November 8, 2005, at Php21 per common share to holders of record as at November 28, 2005, which was paid on December 28, 2005; on February 27, 2006, at Php28 per common share to holders of record as at March 20, 2006, which was paid on April 20, 2006; and on August 8, 2006, at Php50 per common share to holders of record as at August 21, 2006, which was paid on September 21, 2006.

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

Issued and Outstanding Preferred Stock

The series of Preferred Stock and the number of shares issued and outstanding under each series as at
May 31, 2007 are as follows:

Series	No. of Shares
Series A to EE 10% Cumulative Convertible	406,100,137
Series IV Cumulative Non-Convertible Redeemable	36,000,000
Series V Cumulative Convertible Redeemable	43,675
Series VI Cumulative Convertible Redeemable	743,218

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

Shares of Series V and VI Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of PLDT, the holders of the Series V and VI Convertible Preferred Stock are entitled to receive out of the assets of PLDT available for distribution to the shareholders of PLDT, before any distribution of assets is made to holders of shares of Common Stock or any other shares of stock of PLDT ranking as to such distribution junior to the Series V and VI Convertible Preferred Stock, liquidating distributions in the amount of Php11 per share plus accrued and unpaid dividends. On the date immediately following the seventh anniversary of the issue date of the Series V and VI Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT Common Stock at a conversion rate of one share of Common Stock for each share of Series V or VI Convertible Preferred Stock subject to adjustments in certain events. Under a put option exercisable for 30 days, holders of shares of Common Stock received on mandatory conversion will be able to require PLDT to purchase such shares of Common Stock for Php1,700 per share and US$36.132 per share, for Series V and VI Convertible Preferred Stock, respectively.

As at December 31, 2006, 2,675,393 shares of Series V Convertible Preferred Stock, 4,419,916 shares of Series VI Convertible Preferred Stock and all 3,842,000 shares of the then outstanding Series VII Convertible Preferred Stock had been voluntarily converted to PLDT common shares. As at December 31, 2006, 46,047 shares of Series V and 875,188 shares of Series VI Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at December 31, 2006 was Php1,629 million which is puttable on June 4, 2008, if all of the outstanding shares of Series V and VI Convertible Preferred Stocks were mandatorily converted and all the common shares were put to PLDT at that time. The market value of the underlying shares of common stock was Php2,349 million, based on the market price of PLDT common shares of Php2,550 per share as at December 31, 2006.

Change in Control

Article V, Section 1 of PLDT's Amended By-Laws may have the effect of preventing a change in control of PLDT. This section provides that any person who is engaged in any business that competes with or is antagonistic to that of PLDT or its subsidiaries is ineligible for nomination or election to the Board of Directors.

Under the Cooperation Agreement, each of NTT Communications, DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, it shall cast its vote as a PLDT shareholder in support of any resolution proposed by the PLDT board of directors for the purpose of safeguarding PLDT from any Hostile Transferee. See Item 7. “Major Shareholders and Related Party Transactions — Related Party Transactions — Cooperation Agreement with the First Pacific and certain affiliates, or the FP Parties, NTT Communications and DoCoMo”.

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

Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which are paid in U.S. dollars. PLDT’s Transfer Agent and Dividend Paying Agent for its Series VI Convertible Preferred Stock, Hongkong and Shanghai Banking Corporation, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to holders of the Series VI Convertible Preferred Stock. PLDT’s Transfer Agent for its common stock, The Hongkong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2006, approximately 86% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 14 – Preferred Stock Subject to Mandatory Redemption and Note 15 – Stockholders’ Equity to the accompanying consolidated financial statements in Item 18.

Principal of and interest on PLDT’s 10.5% Notes due 2009, 11.375% Notes due 2012 and 8.35% Notes due 2017 are payable in U.S. dollars which may be purchased from the local banking system either pursuant to the registration of such Notes with the BSP or otherwise pursuant to specific BSP approval of such payment. Such principal and interest may also be paid utilizing PLDT's own dollar resources without necessity of BSP approval. The BSP, with the approval of the President of the Philippines, may, however, restrict the availability of foreign exchange during an exchange crisis, when an exchange crisis is imminent, or in times of national emergency.

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

Philippine Taxation

Taxes on Exchange of ADSs for Common Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of Common Stock to a holder of ADRs to a holder of GDRs. See “–– Capital Gains Tax and Stock Transaction Tax” and “–– Documentary Stamp Taxes.”

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

Under the Philippines-United States Tax Treaty, gains derived by a United States resident from the sale of shares of stock of a Philippine corporation will not be subject to capital gains tax where the share is not disposed of through the Philippine Stock Exchange, unless the shares are those of a corporation over 50% of the assets of which consist of real property interests located in the Philippines.  PLDT does not believe that it currently is such a corporation.

Documentary Stamp Taxes

The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of Php0.75 on each Php200, or fractional part thereof, of the par value of the shares. The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines. Effective March 20, 2004, the documentary stamp tax rate upon transfer of shares of stock issued by a Philippine corporation was decreased from Php1.50 to Php0.75 on each Php200, or fractional part thereof, of the par value of the shares. However, the imposition of documentary stamp tax on secondary transfer of shares of stock of a Philippine Corporation which is listed and traded through the facilities of the Philippine Stock Exchange is suspended for a period of five years counted from the same effective date.

Estate and Donor’s Taxes

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

Subject to certain limitations, the Philippine tax withheld in accordance with the Philippines-United States Tax Treaty and paid over to the Philippines will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

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

Sale or Other Disposition of Equity Securities

Subject to the PFIC rules discussed below, a United States Holder will recognize capital gain or loss upon the sale of Common Stock or ADSs in an amount equal to the difference between such United States Holder's basis in the Common Stock or ADSs and the amount realized upon the sale. Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the Common Stock or ADSs have been held for more than one year. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held for more than one year. Generally, any such gain or loss will be treated as realized income or loss from sources within the United States for foreign tax credit limitation purposes. United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax. See “— Philippine Taxation — Capital Gains Tax and Stock Transaction Tax.”

The U.S. Tax Code does not authorize a comparable credit for foreign gift or donor's taxes such as those imposed by the Philippines. See “— Philippine Taxation — Estate and Donor’s Taxes.”

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

Documents on Display

We are subject to the informational requirements of the Exchange Act, and file reports and other information with the Commission, as required by this Act. Reports and other information filed by us with the Commission may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Copies of these materials may be obtained by mail from the public reference section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the American Depositary Shares representing our Common Stock are listed.

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations and equity issues and sales of certain assets.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we currently intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues

Foreign Exchange Risk Management

As at December 31, 2006, the Philippine peso had appreciated by 8% against the U.S. dollar to Php49.045 to US$1.00 from Php53.062 to US$1.00 as at December 31, 2005. As at December 31, 2005, likewise, the peso appreciated by 6% to Php53.062 to US$1.00 from Php56.341 to US$1.00 as at December 31, 2004. The revaluation of our foreign currency-denominated assets and liabilities is recognized as foreign exchange gains or losses as at the balance sheet date. Since substantially all of our indebtedness is denominated in U.S. dollars, the appreciation or depreciation of the Philippine peso results in the recognition of foreign exchange gains or losses. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt and hedges we carry. As at December 31, 2006, consolidated foreign currency-denominated debt amounted to Php76,647 million, a reduction from Php101,423 million as at December 31, 2005. As such, we recognized foreign exchange gains of Php2,008 million and Php4,906 million in 2006 and 2005, respectively.

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as at December 31, 2006 and 2005:

	2006		2005
	U.S. Dollar	Php Equivalent(1)	U.S. Dollar	Php Equivalent(2)
	(in millions)
Current Financial Assets
Cash and cash equivalents	US$154	Php7,578	US$244	Php12,957
Short-term investments	92	4,521	55	2,934
Trade and other receivables	252	12,348	139	7,371
Derivative assets	1	47	1	37
Total current financial assets	499	24,494	439	23,299
Noncurrent Financial Assets
Derivative assets	9	434	50	2,648
Notes receivable	–	–	6	346
Total noncurrent financial assets	9	434	56	2,994
Total Financial Assets	US$508	Php24,928	US$495	Php26,293

Current Financial Liabilities
Accounts payable	US$122	Php5,968	US$42	Php2,227
Accrued expenses and other current liabilities	208	10,194	68	3,587
Derivative liabilities	2	108	3	192
Current portion of interest-bearing financial liabilities	327	16,027	337	17,867
Total current financial liabilities	659	32,297	450	23,873
Noncurrent Financial Liabilities
Interest-bearing financial liabilities - net of current portion	1,356	66,510	1,738	92,218
Derivative liabilities	140	6,872	109	5,777
Preferred stock subject to mandatory redemption	27	1,308	221	11,702
Total noncurrent financial liabilities	1,523	74,690	2,068	109,697
Total Financial Liabilities	US$2,182	Php106,987	US$2,518	Php133,570

(1) The exchange rate used was Php49.045 to US$1.00.

(2) The exchange rate used was Php53.062 to US$1.00.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at December 31, 2006, approximately 96% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Thus, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase, respectively, both the principal amount of our unhedged foreign currency-denominated debts (representing 43% of our consolidated debts, or 31% net of our U.S. dollar cash balances as at December 31, 2006), and interest expense on our debt in Philippine peso terms. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate. For further information on our loan covenants, see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Financing — Debt Covenants” above and Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign currency risk associated with our foreign currency-denominated loans. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of currency option contracts, and fixed to floating coupon only swap agreements. Accounted for as either cash flow hedges or transactions not designated as hedges, changes in the fair value of these instruments are recognized as accumulated other comprehensive income (loss) cumulative translation adjustments in equity until the hedged item is recognized directly as income or expense for the period.

As at December 31, 2006, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts, and currency option contracts amounted to US$202 million, US$550 million, and US$174 million, respectively. Smart had no outstanding forward foreign exchange contracts as at December 31, 2006.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

The tables below set out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk for the years ended December 31, 2006 and 2005. Financial instruments that are not subject to interest rate risk were not included in the table:

Year Ended December 31, 2006

					Over 5	In U.S.	Carrying Value	Fair Value
								In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	Dollar	In Php
							(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	129	–	167	–	550	845	41,463	965	47,349
Interest rate	7.85% to 10.625%	–	10.50%	–	8.35% to 11.375%	–	–	–	–
US$ Fixed Loans (in millions)	69	56	46	32	280	483	23,682	361	17,712
Interest rate	1.75% to 10%	4.49% to 10%	4.49% to 10%	4.515% to 4.70%	2.25%	–	–	–	–
Philippine Peso (in millions)	–	–	–	17	–	17	810	21	1,035
Interest rate	–	–	–	15%	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	128	92	81	53	–	355	17,392	355	17,392
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.5% over LIBOR	–	–	–	–	–
Philippine Peso (in millions)	6	11	11	23	–	51	2,511	51	2,511
Interest rate	3% over 90-day PHIBOR, MART1 + 0.75%	MART1 + 0.75%	MART1 + 0.75%	MART1 + 0.75%	–	–	–	–	–
						1,751	85,858	1,753	85,999

Interest rate swap (fixed to floating)
U.S. Dollar (US$63 million)	–	–	–	–	–	9	423	9	423
Japanese Yen (JPY7,519 million)	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–

Year Ended December 31, 2005

					Over 5	In U.S.	Carrying Value	Fair Value
								In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	Dollar	In Php
							(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	115	159	–	175	549	998	52,980	1,108	58,780
Interest rate	9.25%	7.85% to 10.625%	–	10.50%	8.35% and 11.375%	–	–	–	–
US$ Fixed Loans (in millions)	64	45	31	22	280	442	23,451	327	17,350
Interest rate	4.49% to 7.75%	4.49% to 7.58%	4. 49% to 7.58%	4.49% to 5.65%	2.25%	–	–	–	–
Japanese Yen (in millions)	23	24	12	–	–	59	3,139	59	3,158
Interest rate	2.125%	2.125%	2.125%	–	–	–	–	–	–
Philippine Peso (in millions)	15	1	–	15	–	30	1,580	37	1,795
Interest rate	15.816% to 24%	–	–	15.0%	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	129	143	79	117	94	562	29,806	562	29,806
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	0.05% to 3.625% over LIBOR	.05% to 2.5% over LIBOR	1% over LIBOR	–	–	–	–
Japanese Yen (in millions)	5	5	3	–	–	13	709	13	709
Interest rate	1.70% over LIBOR	1.70% over LIBOR	1.70% over LIBOR	–	–	–	–	–	–
Philippine Peso (in millions)	3	–	–	2	7	12	648	9	648
Interest rate	1% over 91-day T-bill rate, 90-day PHIBOR + 3%	–	–	1% over 91-day T-bill rate	1% over 91-day T-bill rate	–	–	–	–
						2,116	112,313	2,115	112,246

Interest rate swap (fixed to floating)
U.S. Dollar (US$125 million)	–	–	–	–	–	30	–	30	1,569
Japanese Yen (JPY15,037 million)	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As at December 31, 2006, Piltel had outstanding convertible bonds with a principal amount of US$0.7 million. These were redeemed and paid, including accrued interest, on March 30, 2007. See Note 12 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

The Series C, Class I Preferred Stock of Piltel is entitled to annual cumulative cash dividends of Php0.20 per share (10% on the par value per share). As at the date of this annual report on Form 20-F, the total arrearage with respect to the Series C, Class I Preferred Stock of Piltel amounted to approximately Php7 million.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2006. Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2006.

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with PFRS and U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with PFRS and U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as at December 31, 2006 is effective.

Management’s assessment of the effectiveness of our internal control over financial reporting as at December 31, 2006 has been audited by Sycip Gorres Velayo & Co., an independent registered public accounting firm, as stated in their report appearing on the accompanying consolidated financial statements in Item 18, which expresses an unqualified opinion on management’s assessment and on the effectiveness of our internal control over financial reporting as at December 31, 2006.

Changes in Internal Control Over Financial Reporting. During 2006, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm. The attestation report of Sycip Gorres Velayo & Co., an independent registered public accounting firm, regarding its audit of PLDT Group’s internal control over financial reporting is set forth in Item 18 “Financial Statements”.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that currently none of the members of the Audit Committee is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. However, our board of directors believes that the audit committee members along with its advisors, possess sufficient financial knowledge and experience. Our board of directors has appointed one of our non-independent directors, Ms. Corazon de la Paz, as Audit Committee advisor to render advice on complex financial reporting or accounting issues that may be raised in our Audit Committee’s evaluation of our financial statements and other related matters. Formerly the Chairman and a Senior Partner of Joaquin Cunanan & Company (a member firm of PricewaterhouseCoopers Worldwide), Ms. Corazon de la Paz is a certified public accountant and possesses in-depth knowledge of accounting principles (including U.S. GAAP), internal controls and procedures for financial reporting and audit committee functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

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

Corporate Governance

Our Code of Ethics was adopted to strengthen the implementation of our Corporate Governance Manual, or Governance Manual, which was adopted and approved by our board of directors in September 2002. Our Governance Manual seeks to institutionalize the principles of good governance that our board of directors and management believe to be a necessary component of sound business management.

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

We have also summarized in our website the differences between our corporate governance practices and those required of U.S. listed companies under NYSE Section 303A.11.

To access our Code of Ethics, Governance Manual or the differences between our corporate governance practices and those required of U.S. listed companies under NYSE Section 303A.11, please refer to:

http://www.pldt.com.ph/download/pldt-corpgov_manual.pdf OR
http://www.pldt.com.ph/cgov/downloads/pldt-corpgov_manual.pdf

http://www.pldt.com.ph/download/pldt-code_ethics.pdf OR http://www.pldt.com.ph/cgov/downloads/Code%20of%20Ethics(BD_APPRVD)-03.30.04.pdf

http://www.pldt.com.ph/download/pldt-disclosure.pdf OR
http://www.pldt.com.ph/cgov/downloads/NYSE-PLDT_CG-DISC-07.01.pdf

Chief Governance Officer

Our chief governance officer is responsible for monitoring compliance with, interpreting and deciding any issues arising from, investigating and determining violations and recommending the disciplinary actions against violators of our Governance Manual and Code of Ethics.

Board Committees

We have four board committees, namely the governance and nomination, audit, executive compensation and technology strategy committees. Each committee has a board-approved written charter that provides for such committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the board. See Item 6. “Directors, Senior Management and Employees –– Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees” for further details.

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

Policy on Employee Disclosure on Violations of the Corporate Governance Rules, Questionable Accounting or Auditing Matters, and Offenses Covered By the Company’s Table of Penalties

We have expanded our written policy on the handling of employees’ anonymous and non-anonymous complaints or disclosures on violations or irregularities to cover accounting, internal controls and auditing matters, as well as corporate governance rules and offenses covered by our table of penalties. Said policy also provides protection against retaliation for those employees who make such complaints or disclosures. We have likewise established dedicated structures and facilities (post office box, e-mail, hotline number, fax and website) for the submission of such disclosures or complaints.

Any employee may submit a complaint or disclosure of the above nature to the Corporate Governance Office (CGO) or the chief governance officer, verbally or in writing. The CGO shall conduct a preliminary evaluation to determine the appropriate investigating unit to which the case shall be assigned for further action.

The CGO monitors the cases reported and ensures the appropriate reporting to our audit committee, governance and nomination committee, or any other relevant committee or body on the results of the investigations and the prompt referrals of findings to the appropriate units concerned. Our committees on officer or employee discipline, as the case may be, are responsible for evaluating and approving the appropriate disciplinary action against erring officers and employees.

The public may obtain information on our Code of Ethics, Governance Manual and Charters of our Board Committees through our website. We undertake to provide a copy, without charge, to any person requesting for such copy from our chief governance officer, Rene G. Bañez, who can be reached at e-mail address rgbanez@pldt.com.ph or telephone number +632-816-8917. We also maintain a website at www.pldt.com.ph on which reports filed by us and other information may be accessed.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid for services billed by our external auditors for the fiscal years ended December 31, 2006 and 2005:

	2006	2005
	(in millions)

Audit Fees	Php45.8	Php38.1
Tax Fees	–	1.0
All Other Fees	8.3	10.5
Total	Php54.1	Php49.6

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

All Other Fees. This category consists primarily of fees for consultation with respect to our IAS adoption, Sarbanes-Oxley Act 404 compliance initiatives due diligence review for certain projects and out-of-pocket and incidental expenses.

The fees presented above include out-of-pocket expenses incidental to our independent auditors’ work, which amounts do not exceed 5% of the agreed-upon engagement fees.

Our Audit Committee pre-approves all audit and non-audit services as these are proposed or endorsed before these services are performed by our independent auditors.

Item 16D. Exemption from the listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser

Not applicable.

PART III

Item 17. Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

Item 19. Exhibits

See Item 18 above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

1(a).	Articles of Incorporation (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1(b).	By-Laws (as amended on June 28, 2005) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in June 2006)

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
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal
Services Head and Corporate Secretary

Date: June 27, 2007

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Articles of Incorporation (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1(b)	By-Laws (as amended on June 28, 2005) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in June 2006)

2

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of out total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4(a)

Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation (incorporated by reference to PLDT’s Form 6-K for the month of September 1999)

4(b)	Executive Stock Option Plan (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(c)

Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between Piltel, Piltel (Cayman) Limited, PLDT, The Chase Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(d)

The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and DoCoMo (incorporated by reference to Schedule 13D/A (Amendment No.2) as filed with the United States Securities and Exchange Commission by Nippon Telegraph and Telephone Corporation and NTT Communications Corporation on January 31, 2006)

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

EXHIBIT 6

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Computation of Operating Income and Earnings Per Share

For the years 2002 through 2006

	2006	2006(1)	2005	2004	2003	2002
	(in millions, except net operating income (loss) per common share)
1. Operating income per share
Basic
Operating income	Php48,179	US$982	Php48,514	Php48,539	Php33,379	Php12,029
Deduct: Dividends on preferred stock	572	12	1,677	1,764	1,739	1,645
Accretion of redemption value of preferred stock subject to mandatory conversion	765	16	1,443	1,503	1,309	1,004
Operating income applicable to common shareholders	Php46,842	US$955	Php45,394	Php45,272	Php30,331	Php9,380
Diluted
Operating income	Php48,179	US$982	Php48,514	Php48,539	Php33,379	Php12,029
Deduct: Dividends on preferred stock	572	12	70	49	49	1,036
Accretion of redemption value of preferred stock subject to mandatory conversion	765	16	1,746	–	1,309	1,004
Operating income applicable to common shareholders	Php46,842	US$955	Php46,698	Php48,490	Php32,021	Php9,989
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	180,789		170,214	169,476	169,361	168,895
Effect of issuance of common shares during the year	3,667		1,855	252	52	200
	184,456		172,069	169,728	169,413	169,095
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	180,789		170,214	169,476	169,361	168,895
Effect of issuance of common shares during the year	3,667		1,855	252	52	200
Weighted average number of shares under ESOP during the year(3)			94	155	–	–
Common share equivalent of preferred shares deemed dilutive			10,858	22,381	24,222	22,160
	184,456		183,021	192,264	193,635	191,255

Operating income per share
Basic	Php253.95		Php263.81	Php266.73	Php179.04	Php55.47
Diluted	253.95		255.15	252.20	165.37	52.23

	(in millions, except earnings per common share)
2. Earnings per share(2)
Basic
Net income (loss) after cumulative effect of change in accounting policy	Php33,598	US$685	Php40,603	Php28,101	Php11,045	(Php6,158)
Deduct: Dividends on preferred stock	572	11	1,677	1,764	1,739	1,645
Accretion to redemption value of preferred stock subject to mandatory conversion	765	14	1,443	1,503	1,309	1,004
Net income (loss) attributable to common shareholders	Php32,261	US$660	Php37,483	Php24,834	Php7,997	(Php8,807)
Diluted
Net income (loss) after cumulative effect of change in accounting policy	Php33,598	US$685	Php40,603	Php28,101	Php11,045	(Php6,158)
Deduct: Dividends on preferred stock	572	11	70	285	1,485	1,645
Accretion to redemption value of preferred stock subject to mandatory conversion	765	14	1,746	1,503	1,309	1,004
Net income (loss) applicable to common shareholders	Php32,261	US$660	Php38,787	Php26,313	Php8,251	(Php8,807)
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	180,789		170,214	169,476	169,361	168,895
Effect of issuance of common shares during the year	3,667		1,855	252	52	200
	184,456		172,069	169,728	169,413	169,095
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	180,789		170,214	169,476	169,361	168,895
Effect of issuance of common shares during the year	3,667		1,855	252	52	200
Weighted average number of shares under ESOP during the year(3)			94	155	–	–
Common share equivalent of preferred shares deemed dilutive:			10,858	11,213	11,069	–
	184,456		183,021	181,096	180,482	169,095
Earnings per share(2)
Basic	Php174.90		Php217.84	Php146.32	Php47.20	(Php52.08)
Diluted	174.90		211.93	145.30	45.72	(52.08)

(1) PLDT Group maintains its accounts in Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2006 has been translated into U.S. dollars at the exchange rate of Php49.045 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2006.

(2) Our convertible preferred stocks were deemed anti-dilutive for the years ended December 31, 2002 and 2006. Since the amount of preferred dividends over the equivalent number of common stocks were greater than the basic earnings per share, the amounts reported for the years ended December 31, 2002 and 2006 basic and diluted earnings per common share were the same.

(3) The dilutive effect of the outstanding options is reflected as additional share dilution in the computation of earnings per common share, see Note 20 – Earnings per Common Share to the accompanying consolidated financial statements in Item 18 for further discussion.

EXHIBIT 7

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Calculation of Ratio of Earnings to Fixed Charges

For the years 2002 through 2006

	2006	2006(1)	2005	2004	2003	2002
	(in millions, except ratio of earnings (loss) to fixed charges)

Earnings (a)	Php52,763	US$1,076	Php57,972	Php49,155	Php24,168	Php11,320
Fixed charges – (b)
Fixed charges excluding amortization of capitalized interest	Php7,445	US$152	Php10,759	Php12,805	Php12,747	Php14,177
Capitalized interest, net of amortization	(941)	(19)	(939)	(915)	(714)	(394)
	Php6,504	133	Php9,820	Php11,890	Php12,033	Php13,783
Ratio (a/b) (2)	8.1	8.1	5.9	4.1	2.0	–

_____________

(1)       PLDT Group maintains its accounts in Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2006 has been translated into U.S. dollars at the exchange rate of Php49.045 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2006.

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

Due to PLDT’s net loss in 2002, the coverage ratio on a consolidated basis was less than 1.0x. In order to achieve a coverage ratio of 1.0x in that year, we would have had to generate additional consolidated earnings of Php2,463 million for the year ended December 31, 2002.

EXHIBIT 8

PLDT SUBSIDIARIES

Name of Subsidiary	Place of Incorporation	Principal Activity	Percentage of Ownership
			Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	–
Smart Broadband	Philippines	Internet broadband and distributor	–	100.0
Wolfpac	Philippines	Mobile applications developer and service provider	–	100.0
Piltel	Philippines	Providing cellular and fixed line services	–	92.1
Telesat	Philippines	Satellite communications services	94.4	–
ACeS Philippines	Philippines	Satellite phone services	88.5	11.5
Mabuhay Satellite	Philippines	Satellite communications services	67.0	–

Fixed Line
ClarkTel	Philippines	Telecommunications services	100.0	–
SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global	British Virgin Islands	Telecommunications services	100.0	–
SNMI	Philippines	Data and network services	100.0	–
Maratel	Philippines	Telecommunications services	97.5	–
BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–

Information and Communications Technology
ePLDT	Philippines	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	–
Vocativ	Philippines	Call center services	–	100.0
Parlance	Philippines	Call center services	–	100.0
Ventus	Philippines	Call center services	–	100.0
SPi and Subsidiaries (including CyMed)	Philippines	Business process outsourcing, or BPO, services	–	100.0
Infocom	Philippines	Internet services	–	99.6
netGames	Philippines	Publisher of online games	–	80.0
Digital Paradise (formerly Netopia Computer Technologies, Inc.)	Philippines	Internet access services	–	75.0
Level Up!	Philippines	Publisher of online games	–	60.0
Digital Paradise Thailand	Thailand	Internet access services	–	51.0
Airborne Access	Philippines	Wireless internet services	–	51.0

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

4.        The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)     Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)     Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)     Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.        The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)     All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)     Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: June 27, 2007

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

4.        The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.        The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: June 27, 2007

/s/ Anabelle L. Chua
Anabelle L. Chua Senior Vice President and Treasurer (Principal Financial Officer)

Exhibit 13.1

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, I, Napoleon L. Nazareno, President and Chief Executive Officer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2006 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.

Date: June 27, 2007

/s/ Napoleon L. Nazareno
Napoleon L. Nazareno President and Chief Executive Officer
(Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 13.2

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, I, Anabelle L. Chua, Senior Vice President and Treasurer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2006 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.

Date: June 27, 2007

/s/ Anabelle L. Chua
Anabelle L. Chua Senior Vice President and Treasurer
(Principal Financial Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

Philippine Long Distance Telephone Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Philippine Long Distance Telephone Company and Subsidiaries (“the Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, and our report dated June 25, 2007 expressed an unqualified opinion thereon.

/s/Sycip Gorres Velayo & Co.______

SYCIP, GORRES, VELAYO & CO.

Makati City, Philippines

June 25, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Philippine Long Distance Telephone Company

We have audited the accompanying consolidated balance sheets of Philippine Long Distance Telephone Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Philippine Long Distance Telephone Company and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for share-based payments in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) beginning January 1, 2006. Also, as discussed in Note 2 to the consolidated financial statements, effective December 31, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Philippine Long Distance Telephone Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2007 expressed an unqualified opinion thereon.

/s/Sycip Gorres Velayo & Co.______

SYCIP, GORRES, VELAYO & CO.

Makati City, Philippines

June 25, 2007

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2006 AND 2005

AND FOR THE THREE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(in million pesos, except par value and share amounts)

	2006	2005
ASSETS
Current Assets
Cash and cash equivalents (Notes 4 and 23)	16,870	30,059
Short-term investments (Note 23)	8,327	2,750
Trade and other receivables - net (Notes 5 and 23)	10,158	7,856
Inventories and supplies - net (Note 6)	1,230	1,548
Deferred income tax assets - net (Note 19)	10,042	9,866
Derivative assets (Note 23)	47	37
Prepaid expenses	5,293	5,001
Other current assets	383	1,539
Total Current Assets	52,350	58,656
Noncurrent Assets
Property, plant and equipment - net (Note 7)	164,081	173,007
Investments - net (Note 8)	637	361
Investments-available-for-sale (Note 23)	116	109
Goodwill and other intangible assets - net (Note 9)	27,241	16,875
Deferred income tax assets - net (Note 19)	15,706	13,589
Derivative assets (Note 23)	434	2,648
Other noncurrent assets - net (Note 10)	3,630	4,464
Total Noncurrent Assets	211,845	211,053
Total Assets	264,195	269,709
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable (Note 23)	8,347	15,966
Accrued expenses and other current liabilities (Notes 8, 11, 16, 17, 21, 22 and 23) (Due to related parties amounted to Php4,120 and Php3,711 in 2006 and 2005, respectively)	23,524	15,986
Unearned revenues	4,019	3,125
Derivative liabilities (Note 23)	108	192
Deferred income tax liabilities (Note 19)	–	5
Current portion of interest-bearing financial liabilities (Notes 7, 12, 21 and 23)	17,441	19,550
Dividends payable (Notes 20 and 23)	777	746
Income tax payable (Note 19)	2,438	2,080
Total Current Liabilities	56,654	57,650
Noncurrent Liabilities
Interest-bearing financial liabilities - net of current portion (Notes 7, 12, 21 and 23)	69,648	93,860
Derivative liabilities (Note 23)	6,872	5,777
Deferred income tax liabilities (Note 19)	382	44
Pension and other employee benefits (Note 17)	7,627	3,943
Customers’ deposits	2,204	2,214
Remaining excess of debt forgiven over value of consideration given - net (Notes 12 and 14)	2,688	5,071
Deferred credits and other noncurrent liabilities (Notes 13 and 21)	8,532	8,421
Total Noncurrent Liabilities	97,953	119,330
Minority Interest in Consolidated Subsidiaries	2,041	1,130
Preferred Stock Subject to Mandatory Redemption (Notes 14 and 23)	1,374	12,004
Stockholders’ Equity (Notes 15 and 20)
Preferred stock, Php10 par value, authorized - 822,500,000 shares:
Series A to GG (issued and outstanding - 406,375,057 shares as at December 31, 2006 and 407,343,035 shares as at December 31, 2005	4,064	4,073
Series IV (issued and outstanding - 36,000,000 shares)	360	360
Common stock, Php5 par value, authorized - 234,000,000 shares; issued and outstanding - 188,434,695 shares as at December 31, 2006 and 180,789,003 shares as at December 31, 2005	942	904
Capital in excess of par value	91,479	78,873
Retained earnings (deficit) (Note 20)	12,498	(5,288)
Accumulated other comprehensive income (loss)	(3,170)	673
Total Stockholders’ Equity	106,173	79,595
Total Liabilities and Stockholders’ Equity	264,195	269,709

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(in million pesos, except per share amounts)

	2006	2005	2004
OPERATING REVENUES (Notes 18 and 24)
Service revenues	125,004	120,348	114,904
Non-service revenues	2,532	2,987	6,269
	127,536	123,335	121,173
OPERATING EXPENSES (Note 18)
Depreciation and amortization (Notes 7 and 24)	28,130	27,855	20,098
Compensation and employee benefits (Notes 17 and 18)	18,267	13,852	12,016
Repairs and maintenance (Note 16) (Total transactions with related parties amounted to Php18, Php640 and Php111 in 2006, 2005 and 2004, respectively)	7,565	6,705	5,671
Cost of computers, cellular handsets, SIM-packs sold and point-product sales	5,323	6,180	10,599
Selling and promotions (Note 16) (Total transactions with related parties amounted to Php23, Php29 and Php32 in 2006, 2005 and 2004, respectively)	5,010	4,768	5,708
Professional and other contracted services (Notes 16 and 18) (Total transactions with related parties amounted to Php725, Php147 and Php694 in 2006, 2005 and 2004, respectively)	3,144	2,432	2,187
Rent (Note 16) (Total transactions with related parties amounted to Php10, Php8 and Php6 in 2006 and 2005 and 2004, respectively)	2,257	2,086	2,160
Asset impairment (Notes 7, 8, 18 and 24)	1,799	11	1,412
Taxes and licenses (Notes 16 and 22) (Total transactions with related parties amounted to Php53 in 2006)	1,815	2,516	2,055
Communication, training and travel	1,480	1,465	1,310
Insurance and security services (Note 16) (Total transactions with related parties amounted to Php360, Php467 and Php534 in 2006, 2005 and 2004, respectively)	1,255	1,523	1,644
Provision for doubtful accounts (Notes 5 and 24)	736	2,251	3,955
Cost of satellite air time (All are transactions with related parties) (Notes 16 and 21)	698	1,008	1,299
Amortization of intangible assets (Note 9)	402	204	93
Provision for inventory obsolescence (Notes 6 and 24)	211	479	577
Other operating expenses	1,265	1,486	1,850
	79,357	74,821	72,634
OPERATING INCOME	48,179	48,514	48,539
FINANCING COSTS (Notes 18 and 24)	(2,459)	(3,423)	(16,233)
INTEREST INCOME (Note 24)	1,422	1,457	942
EQUITY SHARE IN NET INCOME (LOSS) OF ASSOCIATES	(52)	7	(74)
LOSS ON DERIVATIVE TRANSACTIONS – net (Note 23)	(6,857)	(1,801)	(864)
OTHER INCOME – net (Note 18)	3,595	1,016	2,530
INCOME BEFORE INCOME TAX, CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY AND MINORITY INTEREST IN NET LOSS (INCOME) OF CONSOLIDATED SUBSIDIARIES	43,828	45,770	34,840
PROVISION FOR INCOME TAX (Notes 19 and 24)	(9,046)	(4,849)	(6,826)
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY AND MINORITY INTEREST IN NET LOSS (INCOME) OF CONSOLIDATED SUBSIDIARIES	34,782	40,921	28,014
CUMULATIVE EFFECT ON PRIOR YEARS (UP TO DECEMBER 31, 2005) OF ADOPTING SFAS NO. 123 (R), “SHARE-BASED PAYMENT” – net of tax effect (Note 3)	(189)	–	–
INCOME BEFORE MINORITY INTEREST IN NET LOSS (INCOME) OF CONSOLIDATED SUBSIDIARIES	34,593	40,921	28,014
MINORITY INTEREST IN NET LOSS (INCOME) OF CONSOLIDATED SUBSIDIARIES	(995)	(318)	87
NET INCOME	33,598	40,603	28,101
DIVIDENDS, ACCRETION AND FOREIGN EXCHANGE REVALUATION OF PREFERRED STOCK (Note 20)	(1,337)	(3,120)	(3,267)
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS (Note 20)	32,261	37,483	24,834
Earnings Per Common Share (Note 20)
Basic earnings per common share	174.90	217.84	146.32
Diluted earnings per common share	174.90	211.93	145.30

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(in million pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balances as at January 1, 2004	4,505	847	74,520	(58,031)	2,904	24,745
Comprehensive income (loss):
Net income for the year	–	–	–	28,101	–	28,101
Translation losses	–	–	–	–	(2,168)	(2,168)
Net losses on available-for-sale financial assets (Note 23)	–	–	–	–	(5)	(5)
Others	–	–	–	–	(199)	(199)
Net comprehensive income (loss)	–	–	–	28,101	(2,372)	25,729
Cash dividends (Note 20)	–	–	–	(1,764)	–	(1,764)
Accretion to redemption value of preferred stock subject to mandatory redemption (Note 20)	–	–	–	(1,503)	–	(1,503)
Issuance of capital stock - net (Note 15)	(8)	4	876	–	–	872
Balances as at December 31, 2004	4,497	851	75,396	(33,197)	532	48,079
Comprehensive income (loss):
Net income for the year	–	–	–	40,603	–	40,603
Translation losses	–	–	–	–	(63)	(63)
Net gains on available-for-sale financial assets (Note 23)	–	–	–	–	5	5
Others	–	–	–	–	199	199
Net comprehensive income	–	–	–	40,603	141	40,744
Cash dividends (Note 20)	–	–	–	(11,251)	–	(11,251)
Accretion to redemption value of preferred stock subject to mandatory redemption (Note 20)	–	–	–	(1,443)	–	(1,443)
Issuance of capital stock - net (Note 15)	(64)	53	3,477	–	–	3,466
Balances as at December 31, 2005	4,433	904	78,873	(5,288)	673	79,595
Comprehensive income (loss):
Net income for the year	–	–	–	33,598	–	33,598
Translation losses	–	–	–	–	(535)	(535)
Net loss on available-for-sale financial assets (Note 23)	–	–	–	–	(5)	(5)
Net comprehensive income (loss)	–	–	–	33,598	(540)	33,058
Cash dividends (Note 20)	–	–	–	(15,047)	–	(15,047)
Unrecognized pension cost – net (Note 17)	–	–	–	–	(3,303)	(3,303)
Accretion to redemption value of preferred stock subject to mandatory redemption (Note 20)	–	–	–	(765)	–	(765)
Issuance of capital stock - net (Note 15)	(9)	38	12,606	–	–	12,635
Balances as at December 31, 2006	4,424	942	91,479	12,498	(3,170)	106,173

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(in million pesos)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	33,598	40,603	28,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization (Notes 7 and 24)	28,130	27,855	20,098
Loss on derivative instruments (Note 23)	6,857	1,801	864
Asset impairment (Notes 7, 8, 18 and 24)	1,799	11	1,412
Minority interest in net income (loss) of consolidated subsidiaries	995	318	(87)
Provision for doubtful accounts (Notes 5 and 24)	736	2,251	3,955
Amortization of intangible assets (Note 9)	402	204	93
Accretion on financial liabilities (Note 18)	338	568	1,185
Provision for inventory obsolescence (Notes 6 and 24)	211	479	577
Equity share in net loss (income) of associates	52	(7)	74
(Gain) loss on disposal of property and equipment	(195)	160	155
Benefit from deferred income tax including tax on cumulative cumulative effect of change in accounting policy (Note 3)	(1,082)	(3,734)	(531)
Gain on early settlement of debt, debt exchange and debt restructuring transactions (Notes 12, 14 and 18)	(1,698)	–	(2,816)
Unrealized foreign exchange losses (gains)	(5,818)	(8,196)	2,882
Others	(903)	(360)	478
Operating cash flows before working capital changes	63,422	61,953	56,440
Changes in assets and liabilities, net of effect from purchase of subsidiaries:
Decrease (increase) in:
Trade and other receivables	(1,119)	(2,315)	2,305
Inventories and supplies	343	509	(9)
Prepaid expenses and other current assets	1,228	(1,867)	(1,279)
Increase (decrease) in:
Accounts payable	(9,268)	6,756	1,848
Accrued expenses and other current liabilities	1,928	1,116	2,844
Unearned revenues	983	110	(343)
Income tax payable	357	103	2,367
Deferred credits and other noncurrent liabilities	3,327	(85)	(1,066)
Net cash provided by operating activities	61,201	66,280	63,107
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(20,348)	(15,864)	(19,268)
Proceeds from disposal of property and equipment	766	912	112
Payments for business acquired – net of cash acquired (Note 9)	(11,018)	(248)	(1,276)
(Disbursements) cash receipts for lease deposits and other noncurrent assets	(745)	974	(1,834)
(Increase) decrease in short-term investments	(5,508)	1,206	(2,212)
Decrease (increase) in investments in debt securities	89	(60)	(286)
Net cash used in investing activities	(36,764)	(13,080)	(24,764)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	18,883	10,797	15,187
Payments of long-term borrowings	(38,391)	(47,849)	(41,697)
Proceeds from notes payable	210	329	457
Repayments of notes payable	(128)	(387)	(2,412)
Dividends paid	(14,999)	(11,173)	(1,692)
Proceeds from issuance of capital stock	66	334	281
Payments of capital lease liabilities	(211)	(38)	(134)
Redemption of shares of minority	(8)	–	–
Settlements of derivatives	(2,304)	(1,311)	(247)
Payments of debt issuance costs	(34)	(172)	(68)
Net cash used in financing activities	(36,916)	(49,470)	(30,325)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(710)	(987)	(69)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,189)	2,743	7,949
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	30,059	27,316	19,367
CASH AND CASH EQUIVALENTS AT END OF YEAR	16,870	30,059	27,316

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major shareholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific Company Limited, or First Pacific, and its Philippine and other affiliates, or collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific completed the acquisition of an additional interest of approximately 46% in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This additional investment in PTIC represents an attributable interest of approximately 6.4% of the issued common shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s shares of common stock as at that date.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at December 31, 2006, there were a total of over 37 million ADSs outstanding.

Until recently, the ADSs were also listed on the NYSE Arca. However, on December 18, 2006, PLDT issued a notice of its intent to voluntarily delist its ADSs from NYSE Arca, after determining that doing so is in the best interest of PLDT and its stockholders as it would eliminate the duplicative administrative burdens and costs inherent in dual listing on both the NYSE and NYSE Arca. The actual delisting from the NYSE Arca became effective on February 12, 2007.

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

Our consolidated financial statements include the financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group).

Name of Subsidiary	Place of Incorporation	Principal Activity	Percentage of Ownership
			Direct	Indirect

Wireless
Smart Communications, Inc., or Smart	Philippines	Cellular mobile services	100.0	–
Smart Broadband, Inc., or Smart Broadband, (formerly Meridian Telekoms, Inc., or Meridian)	Philippines	Internet broadband and distributor	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications developer and service provider	–	100.0
Pilipino Telephone Corporation, or Piltel	Philippines	Providing cellular and fixed line services	–	92.1
Telesat, Inc., or Telesat	Philippines	Satellite communications services	94.4	–
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite phone services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
Subic Telecommunications Company, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global	British Virgin Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–

Information and Communications Technology
ePLDT, Inc., or ePLDT	Philippines	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	–
Vocativ Systems, Inc., or Vocativ	Philippines	Call center services	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Call center services	–	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Call center services	–	100.0
SPi Technologies, Inc., or SPi, and Subsidiaries (including CyMed, Inc., or CyMed)	Philippines	Business process outsourcing, or BPO, services	–	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet services	–	99.6
netGames, Inc., or netGames	Philippines	Publisher of online games	–	80.0
Digital Paradise, Inc., or Digital Paradise, (formerly Netopia Computer Technologies, Inc.)	Philippines	Internet access services	–	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0
Digital Paradise Thailand	Thailand	Internet access services	–	51.0
Airborne Access Corporation, or Airborne Access	Philippines	Wireless internet services	–	51.0

SPi, CyMed and Level Up! were all acquired in 2006 and included in our 2006 consolidated financial statements, see Note 9 – Goodwill and Other Intangible Assets.

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or significant influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. Investments in businesses which we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for using the cost method. Equity and cost method investments are included in the “Investments” account in our consolidated balance sheets.

Our consolidated financial statements are prepared using uniform accounting policies for like transactions and events with similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated in consolidation.

Minority interests represent the equity interests in Piltel, Level Up!, Telesat, Mabuhay Satellite, Maratel, BCC, Digital Paradise, Digital Paradise Thailand, netGames, Infocom, and Airborne Access, not held by the PLDT Group.

3.          Summary of Significant Accounting Policies and Practices

Our significant accounting policies and practices are discussed below to facilitate the understanding of our consolidated financial statements:

Management’s Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, inventory obsolescence, depreciation rate, impairment of intangibles, investments and other long-lived assets, valuation allowance on deferred tax assets, pension benefit assumptions, asset retirement obligation measurement, stock option valuation and purchase price allocation.

Concentrations

The PLDT Group’s results of operations and financial performance and condition may be influenced by the general political situation in the Philippines. The Philippines experienced several coup d’état attempts against the government administration between 1986 and 1989, and in July 2003. Political conditions in the Philippines were generally stable during the 1990’s. In the past four years, an increasing number of kidnappings and criminal and terrorist activities have occurred in Mindanao, principally led by the extremist “Abu Sayyaf” group, which reportedly has ties to the Al-Qaeda terrorist network. There were series of bombing incidents in key cities in Mindanao, including Davao City. The armed conflict between the Philippine military and the communist Moro Islamic Liberation Front also continues in Mindanao.

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

As at December 31, 2006, other than the concentration of our wireless services on prepaid subscribers, we do not have any significant concentration of business transacted with a particular supplier, lender or former affiliate that could, if suddenly adversely impacted, severely impact our operations. We also do not have a concentration of available sources or other rights that could, if suddenly eliminated, severely impact our operations. We invest our cash and cash equivalents with various high-quality financial institutions.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, or overseas communications tax, or OCT, if applicable. We provide wireless communication, fixed line communication, and information and communications technology services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. We do not provide our customers with the right to a refund.

Service revenues

Subscriptions. We provide telephone and data communication services under prepaid and postpaid payment arrangements. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular service. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro rata basis.

Air time, traffic and value-added services. Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Business Process Outsourcing, or BPO. Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to us and the amount of revenue can be measured reliably. Advance customer receipts are recorded as advances from customers and presented as a liability in the consolidated balance sheet. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

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

Short-term Investments

Short-term investments includes time deposits with original maturities of more than three months but not more than one year from the date of acquisition of Php5,519 million and Php19 million as at December 31, 2006 and 2005, respectively. This also includes trading securities that are bought and held principally for the purpose of selling them in the near term and reported at fair value, with unrealized gains and losses included in earnings of Php2,808 million and Php2,731 million as at December 31, 2006 and 2005, respectively.

Trade and Other Receivables

Trade and other receivables are stated at face value, net of an allowance for any doubtful accounts.

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

Subscribers. Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by subscribers. Such permanent disconnections generally occur within 105 days from the date of payment was due. Partial allowance is provided for active subscribers based on the historical loss experience and aging profile of the receivable.

Traffic settlement receivables – net. Full allowance is provided for carrier accounts which are considered overdue and after a review of the status of settlement with other carriers.

Inventories and Supplies

Inventories and supplies which include, among other things, cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and market value. Cost is determined using the moving average method. Allowance for inventory obsolescence is set for based on the lower of cost or market value of inventories.

Property, Plant and Equipment

Property, plant and equipment, except for land, are stated at cost less accumulated depreciation and amortization. Land is stated at cost.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use, plus the fair value of asset retirement obligations. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes interests on borrowed funds used during the construction period. When assets are sold or retired, their costs and accumulated depreciation and amortization, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated statement of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets:

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

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and substantially available for their intended use.

Interest and other costs incurred in connection with the borrowing of funds are capitalized during the construction of plant and equipment as part of the cost of acquiring assets.

Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it to its intended use.

Investments in Equity Interests

Investments in entities in which we can exercise significant influence but in which we do not own a majority equity interest or which we do not otherwise control, are accounted for using the equity method and included as investments in our consolidated balance sheets. We record our share of the results of these companies in the line item equity share in net income (losses) of associates in our consolidated statements of income. We monitor our investments for other-than-temporary impairment by considering factors including the stock price of public companies in which we have an equity investment as well as current economic and market conditions and the operating performance of the companies and record reductions in carrying values when necessary. The fair value of privately held investments is estimated using the best available information as of the valuation date, including current earnings trends, discounted cash flows, quoted stock prices of comparable public companies, and other company specific information, including recent financings.

The carrying amounts of our investments are greater than the underlying equity in net assets of these companies in certain cases due in part to goodwill, which is not subject to amortization in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. This goodwill is evaluated for impairment in accordance with Accounting Principles Board, or APB, Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

Goodwill and Other Intangible Assets

Goodwill is the excess of the acquisition cost of a business, including investments accounted for using the equity method, over the fair value of the identifiable net tangible and intangible assets acquired. Goodwill is initially measured at cost which is defined as the excess of the acquisition cost over the fair value of identifiable assets, liabilities and contingent liabilities. In accordance with the provisions of SFAS No. 142, goodwill is not amortized.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The impairment of goodwill is determined through a two-step approach, which is performed at the reporting unit level. Step one entails comparing the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two entails comparing the carrying value of the reporting unit’s goodwill to its implied fair value (i.e. fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

Intangible assets arising from business combinations are initially recognized at fair value at the date of acquisition. Where an intangible assets has a finite life, it is amortized on a straight-line basis over its estimated useful life. We reevaluate the useful life determination for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful life. Intangible assets with finite useful lives are reviewed whenever events or circumstances arise indicating that an impairment loss may exist. If any such indications are present, we test the intangible assets for recoverability by comparing the carrying amount of the intangible asset to the net undiscounted cash flows expected to be generated from the intangible asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e. the intangible asset is not recoverable), we determine the fair value of the asset and record an impairment, if any.

Where there are no legal, regulatory, contractual or other factors that would reasonably limit the useful life of an intangible asset, we classify the intangible asset as indefinite lived and such intangible assets are not amortized but tested for impairment annually.

Impairment of Long-Lived Assets

We review long-lived assets, other than goodwill and other intangible assets with indefinite lives, for impairment whenever facts and circumstances indicate that the carrying amounts of the assets may not be recoverable. For measurement purposes, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash f lows of other assets and liabilities. An impairment loss is recognized only if the carrying amount of the asset group is not recoverable and exceeds its fair value. Recoverability of the asset group to be held and used is measured by comparing the carrying amount of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset group. If the asset group’s carrying value is not recoverable, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds its fair value. We determine fair values by using a combination of comparable market values and discounted cash flows, as appropriate.

Asset Retirement Obligations

Under SFAS No. 143, “Accounting for Asset Retirement Obligations”, the fair value of legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset is required to be recognized in the period in which it is incurred. Under SFAS No. 143, the PLDT Group recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The related asset retirement costs are capitalized as part of the carrying amount of the corresponding long-lived asset.

The PLDT Group is legally required under various lease agreements to dismantle various installations and restore its leased sites at the end of the lease contract term. The PLDT Group recognizes the fair value of the liability for these obligations and capitalizes the present value of these costs as part of the balance of the related property and equipment accounts, such costs are being depreciated on a straight-line basis over the useful lives of the related assets or the contract periods, whichever is shorter.

The following table summarizes the changes to the asset retirement obligations as at December 31, 2006 and 2005:

	2006	2005
	(in million pesos)
Asset retirement obligations at beginning of year	752	638
Accretion expenses	87	79
Additional liability recognized during the year	45	63
Settlement of obligations	(53)	(28)
Asset retirement obligations at end of year (Note 13)	831	752

A reliable estimate of a market risk premium is not obtainable and therefore is excluded from estimating the fair value of the asset retirement obligation.

Effective January 1, 2006, we adopted FASB Interpretation, or FIN, No. 47, “Accounting for Conditional Asset Retirement Obligations –– An interpretation of FASB Statement No. 143”. The adoption of SFAS No. 143 did not have a material effect on our consolidated financial statements in 2006.

Investments available-for-sale

Investments available-for-sale are measured at fair value with unrealized gains or losses being recognized directly in the equity account as accumulated other comprehensive income (loss) except when the financial asset is impaired. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the consolidated statement of income.

Debt Issuance Costs

Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized using the effective interest rate method over the terms of the instruments. Unamortized debt issuance costs are charged to operations when the related debt is significantly modified and extinguished.

Retirement Costs

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans –– An amendment of FASB Statements No. 87, 88, 106 and SFAS No. 123 (R), “Share-Based Payment”. SFAS No. 158 requires the recognition of a defined benefit postretirement plan’s funded status as either an asset or liability on the balance sheet. SFAS No. 158 also requires the immediate recognition of the unrecognized actuarial gains and losses and prior service costs and credits that arise during the period as a component of other accumulated comprehensive income, net of applicable income taxes. Additionally, the fair value of plan assets must be determined at year-end. We adopted SFAS No. 158 effective December 31, 2006, which resulted in a net decrease to stockholders’ equity of Php3,303 million (net of tax of Php1,415), see Note 17 – Employee Benefits.

Defined Benefit Pension

The unfunded status of PLDT’s retirement-related benefit plans is recognized in our consolidated balance sheets. The unfunded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation, or PBO. The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. The fair value of plan assets represents the current market value of our cumulative contributions made to the retirement irrevocable trust fund, held for the sole benefit of participants, which contributions are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement benefit obligation equal to this excess. The current portion of the retirement benefit obligation represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis. This liability is recorded in compensation and benefits in our consolidated statements of income.

(Gains) / losses and prior service cost / (credit) not recognized as a component of net periodic pension cost / (income) in our consolidated statements of income as they arise, are recognized as a component of accumulated other comprehensive income (loss) in our consolidated statement of stockholders’ equity, net of tax. Those (gains) / losses and prior service cost / (credit) are subsequently recognized as a component of net periodic pension period cost / (income) pursuant to the recognition and amortization provisions of applicable accounting standards. (Gains) / losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service cost / (credit) represents the cost of benefit improvements attributable to prior service granted in plan amendments.

Net periodic pension cost / (income) is recorded in our consolidated statements of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost and (gains) / losses previously recognized as a component of accumulated other comprehensive income (loss) and amortization of the net transition asset remaining in accumulated other comprehensive income (loss). Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in accumulated other comprehensive income (loss). The result of these events is amortized as a component of net periodic cost / (income) over the service lives of the participants, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets.

The measurement of the benefit obligation and net periodic pension cost / (income) is based on PLDT’s estimates and actuarial valuations provided by third-party actuaries which are approved by PLDT’s management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates.

Defined Contribution Plans

Smart and I-Contacts, Inc. record expenses for defined contribution plans for their contribution when the employee renders service to Smart and I-Contacts, Inc., respectively, essentially coinciding with their cash contributions to the plans.

Stock-Based Compensation

We have historically accounted for stock-based employee compensation plans under APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, and followed the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”.

Under APB Opinion No. 25, compensation cost is measured at the intrinsic value, which is the difference between market price and exercise price, if any, on the measurement date. Under SFAS No. 123, compensation cost is calculated based on the fair value of the options granted. Fair value is determined using an acceptable option-pricing model based on certain management assumptions and compensation expense is recognized over the performance period.

Effective January 1, 2006, we adopted SFAS No. 123 (R), “Share-Based Payment”, which revises SFAS No. 123. This statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and to recognize that cost over the period that an employee is required to provide service in exchange for the award. Any awards of liability instruments to employees would be measured at fair value at each reporting date through settlement.

We adopted SFAS No. 123 (R) using the modified prospective transition method, and accordingly, the results of prior periods have not been restated. This method requires that the provisions of SFAS No. 123 (R) are applied only to unvested share-based awards as of January 1, 2006.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per common share, see Note 20 – Earnings Per Common Share.

The cumulative effect of adoption of SFAS No. 123 (R) on prior years resulted in a change in our reported net income of Php189 million (net of income taxes of Php93 million and Php1.02 per share) in 2006, which represents the difference between the intrinsic value and the fair value of the liability award on January 1, 2006.

Had compensation expense for PLDT’s stock option plan, stock purchase plan and original Long-Term Incentive Plan been determined based on the fair value at the grant date of awards for years 2005 and 2004 consistent with the provision of SFAS No. 123 (R), PLDT’s net income in 2005 would have increased by Php1 million whereas in 2004 would have decreased by Php92 million. The pro forma amounts are indicated below:

	2005		2004
	Basic	Diluted	Basic	Diluted
	(in million pesos, except per share amounts)
Consolidated net income attributable to common shareholders (Note 20)	37,483	38,787	24,834	26,313
Add: Total stock-based employee compensation expense included in net income	824	824	239	239
Deduct: Total stock-based employee compensation expense determined under fair value based method	(823)	(823)	(331)	(331)
Pro forma consolidated net income attributable to common shareholders	37,484	38,788	24,742	26,221
Earnings per common share:
As reported	217.84	211.93	146.32	145.30
Pro forma	217.84	211.93	145.77	144.79

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per common share, see Note 20 – Earnings Per Common Share.

Leases

Lease obligations having provisions for bargain purchase options, ownership transfer at the end of the lease term, a lease term equal to 75% or more of the estimated economic life of the leased property, or lease obligations where the present value at the beginning of the lease term of the minimum lease payments (excluding executory costs and taxes to be paid or paid by the lessor and including any profit thereon) equals or exceeds 90% of the fair value of the leased property, are capitalized. The related obligations are recognized as liabilities. Minimum lease payments are allocated between the finance charges and reduction of the lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

A capital lease gives rise to a depreciation expense for the asset, as well as an interest expense for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are deferred and amortized on a straight-line method over the lease term on the same bases as the lease income. Operating lease payments are recognized as an expense in the consolidated statements of income on a straight-line basis over the lease term. For income tax reporting purposes, expenses that should have been incurred under a lease agreement are considered deductible expenses.

Operating lease expense amounted to Php2,257 million, Php2,086 million and Php2,160 million in 2006, 2005 and 2004, respectively.

Advertising and Promotion Expenses

Advertising and promotions are expensed as incurred. Advertising and promotion expenses amounted to Php4,142 million, Php4,160 million and Php5,002 million in 2006, 2005 and 2004, respectively.

Repairs and Maintenance Expenses

Repairs and maintenance are expensed as incurred. Repairs and maintenance expenses amounted to Php7,565 million, Php6,705 million and Php5,671 million in 2006, 2005 and 2004, respectively.

Foreign Currency Transactions and Translations

The functional currency of the PLDT Group (except for Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange prevailing at the balance sheet date. All differences are recognized in the consolidated statement of income. For income tax purposes, exchange gains or losses are treated as taxable income or deductible expenses in the year such exchange gains or losses are realized.

The functional currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar and Digital Paradise Thailand is the Thai Baht. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the reporting currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date, and income and expenses of these subsidiaries are translated at the weighted average exchange rate for the year. The exchange differences arising on translation are taken directly to a separate component of equity as accumulated other comprehensive income (loss). On disposal of these subsidiaries, the amount of deferred accumulated other comprehensive income (loss) recognized in equity relating to subsidiaries is recognized in the consolidated statement of income.

Derivatives and Hedging Instruments

The Company recognizes all derivatives on the consolidated balance sheet at fair value. Derivatives that are not designated as hedges are recognized at fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, and to the extent of the hedge’s effectiveness, changes in the fair value of derivatives are either offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The PLDT Group enters into derivatives that are meant to be economic hedges of identified underlying instruments and are marked to market directly through earnings.

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

Other Recently Adopted Accounting Pronouncements

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 was effective for us upon adoption on December 31, 2006. SAB 108 did not have a material effect on our consolidated financial statements in 2006.

In May 2005, the FASB, as part of an effort to conform to international accounting standards, issued SFAS No. 154, “Accounting Changes and Error Corrections”, which was effective for us beginning on January 1, 2006. SFAS No. 154 requires that all voluntary changes in accounting principles be retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS No. 154 did not have a material effect on our consolidated financial statements in 2006.

New Accounting Pronouncements Effective Subsequent to 2006

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment to SFAS No. 133 and SFAS No. 140. SFAS No. 155 permits an entity to elect fair value remeasurement for any hybrid financial instrument (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. We are currently in the process of evaluating any effect of the adoption of FAS 155 will have on our consolidated financial statements.

In June 2006, the EITF reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)”. EITF Issue No. 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF Issue No. 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF Issue No. 06-3 is effective for our reporting period beginning January 1, 2007. We are currently in the process of determining the impact of this issue on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48, an interpretation of SFAS No. 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for our reporting period beginning January 1, 2007. We are currently in the process of determining the impact of the adoption of this Interpretation on our consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”. This statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under this statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This statement clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under this statement, fair value measurements would be separately disclosed by level within the fair value hierarchy. This statement will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and with interim periods within those fiscal years. Early adoption is permitted. We are currently in the process of evaluating the impact of this statement on our consolidated financial statements.

In September 2006, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”. EITF Issue No. 06-1 provides guidance regarding whether the consideration given by a service provider to a manufacturer or reseller of specialized equipment should be characterized as a reduction of revenue or an expense. This issue is effective for our reporting period beginning January 1, 2008. Entities are required to recognize the effects of applying this issue as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. We are currently in the process of evaluating the impact of this issue on our consolidated financial statements.

4.          Cash and Cash Equivalents

This account consists of:

	2006	2005
	(in million pesos)
Cash on hand and in banks	3,416	6,496
Temporary investments	13,454	23,563
	16,870	30,059

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to two months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.

5.          Trade and Other Receivables

This account consists of receivables from:

	2006	2005
	(in million pesos)
Customers and carriers	25,293	25,222
Others	1,578	1,159
	26,871	26,381
Less allowance for doubtful accounts	16,713	18,525
	10,158	7,856

Movements in the allowance for doubtful accounts are as follows:

	2006	2005	2004
	(in million pesos)
Balance at beginning of year	18,525	18,070	14,307
Provision for the year (Note 24)	736	2,251	3,955
Translation adjustments	(28)	(16)	–
Reversals	(654)	(11)	–
Write-offs	(1,866)	(1,769)	(192)
Balance at end of year	16,713	18,525	18,070

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned amount of receivable is shown net of related payable to the same telecommunications carriers because an established right of offset exists.

Unbilled receivables from customers and carriers of Php604 million and Php631 million in 2006 and 2005, respectively, represent recognized revenue for services rendered to fixed line and wireless subscribers that have not been billed at the balance sheet dates. The unbilled amounts are billed upon completion of the corresponding subscribers’ billing cycles.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million, of which US$3 million, or Php147 million, and US$20 million, or Php1,061 million, remained outstanding as at December 31, 2006 and 2005, respectively, and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse against PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD.

Sale of receivables under the RPD amounted to US$6 million (Php272 million) and US$11 million (Php586 million) for the years ended December 31, 2006 and 2005, respectively. Loss on sale of receivables under the RPD amounted to US$0.5 million (Php27 million) for the year ended December 31, 2006 and US$1 million (Php75 million) for the years ended December 31, 2005 and 2004.

6.          Inventories and Supplies

This account consists of:

	2006	2005
	(in million pesos)
Spare parts and supplies	1,397	1,393
Terminal and cellular phone units	719	1,002
Others	161	255
	2,277	2,650
Less allowance for inventory obsolescence	1,047	1,102
	1,230	1,548

Movements in the allowance for inventory obsolescence are as follows:

	2006	2005	2004
	(in million pesos)
Balance at beginning of year	1,102	1,134	729
Provision for the year (Note 24)	211	479	577
Write-offs	(266)	(511)	(172)
Balance at end of year	1,047	1,102	1,134

Spare parts and supplies issued to various projects, included as part of property under construction shown under Note 7 – Property, Plant and Equipment, amounted to Php2,928 million, Php1,970 million and Php2,277 million in 2006, 2005 and 2004, respectively.

7.          Property, Plant and Equipment

This account consists of:

	2006	2005
	(in million pesos)
Cable and wire facilities	105,596	100,756
Central office equipment	77,575	73,473
Cellular facilities	59,680	57,985
Vehicles, furniture and other work equipment	29,477	26,905
Buildings	20,152	19,627
Communications satellite	6,511	8,628
Information origination and termination equipment	3,921	2,890
Land and land improvements	2,889	2,730
	305,801	292,994
Less accumulated depreciation and amortization	155,078	132,131
	150,723	160,863
Property under construction	13,358	12,144
	164,081	173,007

Interest capitalized for the years ended December 31, 2006, 2005 and 2004 amounted to Php549 million, Php504 million and Php595 million, respectively.

In 2006 and 2005, assets impaired consist of assets of wireless and information and communications technology segments. Assets impaired in 2004 consist of assets of the wireless and fixed line segments.

In 2006, management believes that due to Mabuhay Satellite’s difficulty in generating cash flows with the satellite nearing its end-of-life and other events affecting its business, Mabuhay Satellite’s Agila II transponders is considered impaired. This impairment review is based on the net present value of future cash flows from the continued use of the asset group using the discount factor of 11%. An impairment loss of Php1,391 million was charged to the carrying value of this satellite as at December 31, 2006.

In 2004, certain assets with net book values aggregating Php365 million were impaired. These assets relate primarily to certain international facility equipment of PLDT Global and Subic Telecom in relation to our strategic direction to functionally integrate our international fixed line business.

When impairment charges are recognized, a new cost basis for the assets is established.

Property, plant and equipment includes the following amounts for capitalized leases as at December 31, 2006 and 2005:

	2006			2005
	Central office equipment	Vehicles, furniture and other work equipment	Total	Central office equipment	Vehicles, furniture and other work equipment	Total
	(in million pesos)
Cost	455	1,082	1,537	361	1,039	1,400
Less accumulated depreciation	352	908	1,260	293	719	1,012
	103	174	277	68	320	388

Depreciation expense for assets reported under capitalized leases amounted to Php284 million, Php333 million and Php282 million in 2006, 2005 and 2004, respectively.

In 2006, 2005 and 2004, we changed the estimated useful lives of certain network assets owing to continuing network expansion and upgrade.

Below is the pro forma financial information assuming no changes in accounting estimates:

	2006	2005	2004
	(in million pesos, except per share amounts)
Consolidated net income
As reported	33,598	40,603	28,101
Pro forma	39,203	45,872	30,319
Earnings per common share – basic
As reported	174.90	217.84	146.32
Pro forma	205.29	248.46	159.38
Earnings per common share – diluted
As reported	174.90	211.93	145.30
Pro forma	205.29	240.72	157.55

Under the terms of certain loan agreements, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

8.          Investments

This account consists of:

	2006	2005
	(in million pesos)
Investments in shares of stock:
Acquisition cost	3,908	3,409
Less accumulated equity share in net losses	3,271	3,394
	637	15
At equity:
Philweb Corporation	613	–
ePDS, Inc.	24	15
Mabuhay Space Holdings Limited	–	–
BayanTrade Dotcom, Inc.	–	–
ACeS International Limited	–	–
	637	15
At cost:
Stradcom International Holdings, Inc.	–	–
	–	–
	637	15
Investments in debt security	–	346
	637	361

Investment of ePLDT in Philweb Corporation, or Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php502 million. Of the total subscription price, Php427 million was paid by ePLDT on the closing date. The portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s board of directors. The balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The unpaid subscription of Php75 million was recorded as part of accrued expenses and other current liabilities in the balance sheet.

In October 2006, ePLDT acquired an additional 8,037,692,308 shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 25.5% as at December 31, 2006. Total equity share in net loss of Philweb recognized in the statements of income for the year ended December 31, 2006 amounted to Php97 million.

Philweb is primarily engaged in internet-based gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As of the end of December 2006, Philweb offers Internet Sports Betting in over 230 PAGCOR Internet Sports Betting Stations and over 40 Internet Casino Stations nationwide. As at December 31, 2006, the market value of ePLDT’s investments in Philweb amounted to Php1,028 million.

Investment of ePLDT in ePDS, Inc., or ePDS

On June 30, 2003, ePLDT signed a joint venture agreement with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, and G3 Worldwide ASPAC, or Spring, pursuant to which the parties formed ePDS, a bills printing company which does laser printing and enveloping services for statements, bills and invoices, and other value-added services for companies in the Philippines. ePLDT has a 50% interest in ePDS, while DataPost has a 30% interest. Spring, the largest international mail services provider, owns the remaining 20%. ePDS has an initial paid-up capital of Php11 million.

In October 2005, ePDS’ Board of Directors approved the declaration of a 100% stock dividend on its common stock equivalent to Php11 million. The stock dividends were issued from the increase in authorized capital stock of ePDS which was approved by the Philippine SEC in June 2006.

Investment of Mabuhay Satellite in Mabuhay Space Holdings, Limited, orMSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L to the Agila II Satellite. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL, and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among other things, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, Mabuhay Satellite and SS/L shall proceed to dissolve the joint venture under a separate agreement, for which each of the parties will receive title over a number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized an impairment provision in respect of our investment in MSHL of Php431 million in 2004.

Investment of ePLDT in BayanTrade Dotcom, Inc., or BayanTrade

BayanTrade was incorporated and registered with the SEC on August 8, 2000 to provide: (a) a business-to-business electronic purchasing marketplace to link buyers and suppliers of goods services over the Internet;
(b) electronic catalogue purchasing facilities over the Internet to buyers and suppliers; (c) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; and (d) facilitating services incidental to the business. BayanTrade is an e-procurement joint venture established together with six of the Philippines’ leading conglomerates. ePLDT’s initial shareholding in BayanTrade was 20.5%, which was subsequently diluted to 19.17% in August 2004 due to an equity call to which ePLDT did not subscribe.

In September 2005, ePLDT received 4,794,615 bonus warrants from BayanTrade which entitles ePLDT to purchase 2,794,615 common shares at a price of Php0.50 per share at any time on or before August 31, 2010. We did not account for the value of bonus warrants because the value is not material.

Investment of ACeS Philippines in ACeS International Limited, or AIL

As at December 31, 2006 and as at the date of this report, ACeS Philippines had a 20% and 36.99%, respectively, investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision in respect of our investment in AIL amounting to Php1,614 million in 2003.

For further details as to the contractual relationships in respect of AIL, see Note 16 – Related Party Transactions.

Investment in Stradcom Int’l. Holdings, Inc., or SIHI

ePLDT has a 22.5% interest in convertible securities of SIHI, the parent company of Stradcom Corporation, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom Corporation’s continuous losses and recurring excess of current liabilities over current assets. On this basis, we recognized an impairment provision in respect of our total investment in SIHI of Php616 million in 2004.

Stradcom Corporation is currently undertaking the issuance of Asset-Backed Bonds amounting to Php1.6 billion intended for debt refinancing and general corporate purposes, including working capital and investments.

Summarized Financial Information of Equity Investees

The following table presents summarized financial information in conformity with U.S. GAAP for equity investees for which we have significant influence as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004.

	2006	2005
	(in million pesos)
Current assets	1,122	652
Noncurrent assets	1,333	1,388
Current liabilities	2,044	1,585
Noncurrent liabilities	10,029	11,242
Capital deficiency	9,618	10,787

	2006	2005	2004
	(in million pesos)
Revenues	1,194	774	1,299
Revenues less cost of revenues	654	615	1,013
Expenses	1,066	472	592
Net income (loss)	(412)	471	(19)

Investment of ePLDT in Debt Securities of Technology Support Services, Inc., or TSSI (formerly First Advance Multi-Media Entertainment Corp., or FAME)

On June 1, 2004, ePLDT and FAME entered into an agreement whereby ePLDT granted a seven-year zero-coupon loan to FAME amounting to US$3.1 million. Based on agreement, upon maturity of the loan, which is at the end of seven years from issuance, ePLDT may require FAME to redeem or pay the loan at a redemption value amounting to US$6.1 million. At any time during the life of the outstanding loan, ePLDT may convert the loan into 20% of the total outstanding capital stock of FAME.

On August 20, 2004, FAME changed its corporate name to TSSI.

On September 14, 2004, ePLDT entered into a second agreement with TSSI whereby ePLDT granted another seven-year zero coupon loan to TSSI amounting to US$3.1 million with the same terms and features as the first loan. As at December 31, 2006, the aggregate loans of ePLDT to TSSI amounted to US$6.2 million.

TSSI has been incurring losses from the start of operations due to delays in its projects. On this basis, we recognized a full impairment provision in respect of our notes receivable from TSSI amounting to Php346 million in 2006.

9.          Goodwill and Other Intangible Assets

This account consists of:

	2006	2005
	(in million pesos)
Goodwill	33,349	24,419
Other intangible assets	5,632	3,779
	38,981	28,198
Less accumulated amortization	11,740	11,323
	27,241	16,875

Movements in accumulated amortization of goodwill and other intangible assets are as follows:

	2006	2005	2004
	(in million pesos)
Balance at beginning of year	11,323	11,134	11,041
Amortization during the year	402	204	93
Translation adjustments (Note 18)	15	(15)	–
Balance at end of year	11,740	11,323	11,134

Movements of the net carrying value of goodwill per reportable segments are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Total
	(in million pesos)
Balances as at December 31, 2003	14,941	426	97	15,464
Additions during the year	1,019	–	90	1,109
Reclassification during the year	(173)	–	–	(173)
Balances as at December 31, 2004	15,787	426	187	16,400
Additions during the year	133	–	12	145
Reclassification during the year	(448)	–	–	(448)
Impairment during the year	–	–	(15)	(15)
Balances as at December 31, 2005	15,472	426	184	16,082
Additions during the year	974	–	8,260	9,234
Translation adjustments during the year	–	–	(303)	(303)
Balances as at December 31, 2006	16,446	426	8,141	25,013

A substantial portion of goodwill is related to the wireless business segment due to our acquisition of Smart and Smart Broadband and to the information and communication technology business segment due to our acquisition of SPi and its subsidiary, CyMed. We have completed our annual evaluation of the goodwill value in conformity with SFAS No. 142 and consistent with our increase in wireless and information and communications technology revenues, there is no impairment in the value of goodwill.

On September 2, 2004, Smart entered into a sale and purchase agreement to acquire 100% of Smart Broadband, a company primarily engaged in providing wireless broadband and data services to small and medium-scale enterprises in the Philippines, for a total consideration of US$45 million, of which payments of US$11 million and US$7 million for an equity interest of 40% in Smart Broadband were made in 2004 and payment of US$4 million for an additional equity interest of 9% was made in January 2005. The balance of US$23 million, or Php1,201 million, in respect of the remaining 51% equity interest in Smart Broadband was paid on March 7, 2006.

The purchase consideration for the acquisition of the remaining 51% stake in Smart Broadband has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of Smart Broadband at the time of acquisition of the remaining 51% stake in 2006 are as follows:

(in million pesos)
Cash and cash equivalents	124
Trade and other receivables	15
Inventories and supplies	2
Prepaid expenses and other current assets	75
Property, plant and equipment	601
Goodwill	974
Intangible assets	428
2,219
Accrued expenses and other current liabilities	881
Deferred income tax liabilities	137
1,018
Net assets acquired	1,201

Smart’s 20% Acquisition of Wolfpac

On May 8, 2006, Smart signed a share purchase agreement to acquire the remaining 20% equity interest in Wolfpac, a company engaged in the business of consumer mobile applications software development and content development. Smart acquired an 80% equity interest in Wolfpac in October 2003. The remaining 20% equity interest in Wolfpac was acquired in July 2006 for Php30 million.

ePLDT’s Acquisition of Level Up!

On February 16, 2006, ePLDT entered into a sale and purchase agreement to acquire 60% equity interest of Level Up!, a leading publisher of online games in the Philippines, for a total consideration of Php383 million. Post-closing conditions were completed on April 30, 2006. In August 2006, the Shareholders Agreement and Share Purchase Agreement between ePLDT and Level Up! were amended to reflect the removal of earn-out and price adjustment provisions thereby fixing the acquisition for 60% of Level Up! at the aforementioned original purchase price of US$7 million. As at purchase date, the net cash outflow related to the acquisition was Php348 million, representing cash payments of Php383 million, net of cash acquired from Level Up! of Php35 million. Total cash payments include a purchase price consideration of Php381 million and incidental cost of Php2 million.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of Level Up! as at April 30, 2006, are as follows:

(in million pesos)
Cash and cash equivalents	35
Trade and other receivables	9
Inventories and supplies	1
Prepaid expenses and other current assets	20
Property, plant and equipment	129
Goodwill	358
Intangible assets	111
Other noncurrent assets	41
704
Accounts payable	148
Accrued expenses and other current liabilities	49
Unearned revenues	40
Deferred income tax liabilities	36
Capital lease liabilities	48
321
Net assets acquired	383

Intangible assets, as determined by an independent appraiser, pertains to Level Up!’s game license agreements for Ragnarok, ROSE Online, RF Online and Freestyle amounted to Php111 million with an estimated remaining useful life of 5.67 years. Level Up! was accounted for in the consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php358 million in 2006. Goodwill pertains to the assembled workforce and other unidentified intangible assets that did not qualify as intangible assets under SFAS No. 142. As at December 2006, ePLDT has provided impairment in value of its intangible assets in Level Up! amounting to Php30 million, representing a write-down of such intangible assets to recoverable amounts using the market value approach. The impairment was a result of projected decline on revenues related to certain license agreements. Market value was based on the discounted cash flow projections using the most recent financial forecast approved by our management.

ePLDT’s Acquisition of SPi

On July 11, 2006, ePLDT entered into a sale and purchase agreement to acquire 100% equity interest of SPi and its direct and indirect Philippine and offshore subsidiaries for a total cash consideration of US$135 million. As part of the transaction, ePLDT also acquired a US$7 million debt owed by SPi to the seller at face value. In addition, ePLDT advanced US$16 million to SPi in order for SPi to fully pay its debt owed to DBS Bank Singapore. As at December 31, 2006, the net cash outflow related to the acquisition was Php7,028 million, representing cash payments of Php7,114 million, net of cash acquired from SPi of Php86 million. Total cash payments include a purchase price consideration of Php7,024 million and incidental cost of Php90 million.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of SPi at the time of acquisition are as follows:

	In U.S. Dollar	In Php Equivalent(1)
	(in millions)
Cash and cash equivalents	2	86
Trade and other receivables	36	1,915
Prepaid expenses and other current assets	2	96
Property, plant and equipment	19	1,019
Goodwill	130	6,906
Intangible assets	18	972
Other noncurrent assets	1	51
	208	11,045
Accounts payable	54	2,942
Accrued expenses and other current liabilities	8	412
Deferred income tax liabilities	7	395
Other noncurrent liabilities	3	182
	72	3,931
Net assets acquired	136	7,114

(1) Converted to Philippine Peso using the exchange rate at the time of purchase of Php53.11 to US$1.00.

Intangible assets, as determined by an independent appraiser, amounted to Php972 million relating to SPi’s customer relationships and self-developed software with estimated remaining useful lives of seven and four years, respectively.

SPi was accounted for in the consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php6,906 million. Goodwill pertains to the assembled workforce of SPi and other unidentified intangible assets that did not qualify as intangible assets under SFAS No. 142.

ePLDT’s Acquisition of CyMed

On August 11, 2006, ePLDT, through its direct subsidiary SPi, entered into a sale and purchase agreement to acquire 100% equity interest of CyMed for an aggregate purchase price of US$37 million, inclusive of certain debt obligations. As at August 15, 2006, the net cash outflow related on acquisition was Php1,774 million, representing cash payments of Php1,831 million, net of cash acquired from CyMed of Php57 million. Total cash payments include a purchase price consideration of Php1,716 million, working capital amounts and other net debt adjustments totaling Php102 million and incidental cost of Php13 million.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of CyMed at the time of acquisition are as follows:

	In U.S. Dollar	In Php Equivalent(1)
	(in millions)
Cash and cash equivalents	1	57
Trade and other receivables	3	168
Notes receivable	2	87
Prepaid expenses and other current assets	1	20
Property, plant and equipment	1	39
Goodwill	27	1,334
Intangible assets	5	228
Deferred income tax assets	1	30
	41	1,963
Accounts payable and other current liabilities	2	72
Interest-bearing financial liabilities – net of current portion	2	60
	4	132
Net assets acquired	37	1,831

(1) Converted to Philippine Peso using the exchange rate at the time of purchase of Php49.03 to US$1.00.

CyMed was accounted for in the consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php1,334 million. Goodwill pertains to assembled workforce of CyMed and other unidentified intangible assets that did not qualify as intangible assets under SFAS No. 142.

Intangible assets pertaining to CyMed’s customer relationship was determined at Php336 million with an estimated useful life of five years. Intangible assets was valued by an independent appraiser.

The following unaudited pro forma consolidated financial information reflects the results of our operations for the years ended December 31, 2006, 2005 and 2004, as if the acquisition of Level Up!, SPi and CyMed had occurred on January 1, 2004. These unaudited pro forma results have been prepared for comparative purposes only, do not purport to be indicative of what the operating results of Level Up!, SPi and CyMed would have been had the acquisition actually taken place on January 1, 2004 and may not be indicative of future operating results.

	2006	2005	2004
	(in million pesos, except per share amounts)
Operating revenues
As reported	127,536	123,335	121,173
Pro forma	130,082	128,174	124,451
Consolidated net income
As reported	33,598	40,603	28,101
Pro forma	33,170	38,945	26,890
Earnings per common share – basic
As reported	174.90	217.84	146.32
Pro forma	172.58	208.20	139.18
Earnings per common share – diluted
As reported	174.90	211.93	145.30
Pro forma	172.58	202.87	138.61

Other intangible assets consist of:

		2006			2005
		Gross		Net	Gross		Net
	Estimated Useful Lives	Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization
		(in million pesos)
Customer list	1 – 7 years	3,931	2,819	1,112	2,758	2,728	30
Spectrum	15 years	899	106	793	591	50	541
Technology application	4 years	587	454	133	365	204	161
Licenses	5 – 17 years	215	25	190	66	5	61
		5,632	3,404	2,228	3,780	2,987	793

The future amortization of other intangible assets as at December 31, 2006 are as follows:

(in million pesos)
2007	362
2008	337
2009	287
2010	280
2011	211
2012 and onwards	751
Balance at end of year	2,228

10. Other Noncurrent Assets

This account consists of:

	2006	2005
	(in million pesos)
Telephone instruments – net	2,114	2,420
Refundable deposits	512	516
Debt issuance costs – net	401	750
Others	603	778
	3,630	4,464

11. Accrued Expenses and Other Current Liabilities

This account consists of:

	2006	2005
	(in million pesos)
Accrued utilities and related expenses (Note 16)	8,009	5,559
Accrued employee benefits (Note 17)	7,474	1,760
Accrued satellite air time cost and provisions (Notes 16, 21 and 22)	4,437	3,901
Accrued interests and other related costs (Note 12)	1,764	2,003
Accrued taxes and related expenses (Note 22)	756	760
Others	1,084	2,003
	23,524	15,986

Over the past years, PLDT has been implementing its manpower rightsizing program, or MRP, in line with its continuing effort to reduce the cost base of its fixed line business. The MRP cost charged to operations for the years ended December 31, 2006, 2005 and 2004 amounted to Php445 million, Php458 million and Php566 million, respectively, determined in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP was implemented under the Labor Code of the Philippines, as amended, and is in compliance with all other relevant labor laws and regulations in the Philippines.

Movements in the accrued MRP cost accounts, included under accrual for payment for unused sick leave and other employee benefits during the years, are as follows:

	2006	2005	2004
	(in million pesos)
Balance at beginning of year	25	48	16
Cost for the year (Notes 18 and 24)	445	458	566
Payments	(279)	(481)	(534)
Balance at end of year	191	25	48

12. Interest-bearing Financial Liabilities

This account consists of the following:

	2006	2005
	(in million pesos)

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Note 23)	16,316	18,797
Obligations under capital lease maturing within one year (Notes 7 and 23)	924	753
Notes payable	201	–
	17,441	19,550

Long-term portion of interest-bearing financial liabilities - net of current portion:
Long-term debt (Note 23)	69,542	93,516
Obligations under capital lease (Notes 7 and 23)	106	344
	69,648	93,860

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	2006		2005
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 7.58% and US$ LIBOR + 0.55% - 2.5% in 2006 and 5.65% - 8.03% and US$ LIBOR + 0.55% - 2.5% in 2005	US$201	Php9,877	US$254	Php13,489
Finnvera, plc, or Finnvera	7.53% - 7.75% and US$ LIBOR + 0.05% in 2006 and 6.36% - 7.75% and US$ LIBOR + 0.05% - 1.425% in 2005	70	3,433	107	5,651
Nippon Export and Investment Insurance of Japan, or NEXI	US$ LIBOR + 1% in 2006 and in 2005	US$25	Php1,226	US$50	Php2,653
Others	5.83% - 6.60% and US$ LIBOR + 0.15% - 1.60% and GOVCO’s cost + 0.20% in 2006 and 5.83% - 7.89% and US$ LIBOR + 0.15% - 4.3% in 2005	11	508	28	1,478
		307	15,044	439	23,271
Fixed Rate Notes	7.85% - 11.375% in 2006 and 2005	845	41,463	998	52,980
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1% in 2006 and 2005	283	13,892	283	15,030
GSM Network Expansion Facilities	4.49% - 4.70%, US$ LIBOR + 0.815% - 3.25% in 2006 and 4.49% and US$ LIBOR + 3.25% in 2005	195	9,568	87	4,632
Others	US$ LIBOR + 0.40% - 3.625% and 1.75% - 10% in 2006 and US$ LIBOR + 0.40% - 3.625% and 1.75% in 2005	11	487	19	978
Restructured Loans	US$ LIBOR + 1% in 2006 and 2005	–	–	119	6,305
Satellite Acquisition Loans	5.66% and US$ LIBOR + 1.75% - 2.75% in 2006 and 5.66% and US$ LIBOR + 1.75% in 2005	42	2,083	57	3,040
		US$1,683	82,537	US$2,002	106,236

Japanese Yen Debt:
JBIC’s Overseas Investment Loan, or OIL	2.125% in 2006 and 2005	JP¥–	–	JP¥6,970	3,139
Export Credit Agency-Supported Loan: NEXI Supported Loan	JP¥ LIBOR + 1.70% in 2006 and 2005	–	–	1,575	710
		JP¥–	–	JP¥8,545	3,849

Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	15% - 15.816% in 2006 and 14% - 15.816% in 2005	–	810	–	1,580
Term Loans:
Secured Term Loans	24% - 28% and 90-day PHIBOR + 3% in 2006 and 24% and 90-day PHIBOR + 3% in 2005	–	11	–	166
Other Unsecured Term Loans	MART1 + 0.75% in 2006	–	2,500	–	–
Restructured Loans	91-day T-Bill rate + 1% in 2006 and 2005	–	–	–	482
		–	3,321	–	2,228
			85,858		112,313
Less current portion			16,316		18,797
Long-term debt - net of current portion			Php69,542		Php93,516

The scheduled maturities of our outstanding consolidated long-term debt as at December 31, 2006 are as follows:

	U.S. Dollar Loans		Php Loans	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2007	327	16,027	289	16,316
2008	147	7,203	556	7,759
2009	294	14,423	555	14,978
2010	71	3,468	1,366	4,834
2011	15	724	555	1,279
2012 and onwards	829	40,692	–	40,692
	1,683	82,537	3,321	85,858

U.S. Dollar Debt:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at December 31, 2006, we owed US$201 million in aggregate principal amount to KfW, as follows:

•         US$153 million provided under various export credit agency-backed facilities, of which US$43 million was in connection with our expansion and service improvement programs, and US$110 million in connection with the US$149 million refinancing facility discussed below; and

•         US$48 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$30 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We have drawn US$140 million (Php6,864 million) under this facility as at December 31, 2006. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$37 million matured and was paid on various dates between January 2, 2007 and June 4, 2007, US$35 million will mature on various dates between July 2, 2007 and December 4, 2007, US$55 million will mature in 2008, US$43 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Finnvera, plc, or Finnvera

As at December 31, 2006, US$70 million, or Php3,433 million, principal amount of Smart’s debt was provided by various banks under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by a guaranty from Finnvera, the Finnish Export Credit Agency, for 100% of political and commercial risk for the refinancing facility of GSM Phases 5A and 5B. This is the only remaining outstanding facility guaranteed by Finnvera. Other Finnvera-guaranteed GSM loan facilities were already fully paid in the aggregate amount of US$16.5 million for GSM Phases 3 and 4 loan facilities on April 28, 2006, and in the aggregate amount of US$5.8 million for GSM Phases 1 and 2 loan facilities on October 31, 2005.

A US$100 million refinancing facility was obtained on February 11, 2005 in relation to Smart’s GSM Phases 5A and 5B loans which were prepaid on March 1, 2005 with outstanding balances of US$60 million and US$41 million, respectively, at the time of prepayment. This refinancing facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility.

Of the amount outstanding under the remaining Finnvera guaranteed loan, US$10 million matured and was paid on March 1, 2007, US$10 million will mature on September 1, 2007, US$20 million will mature in 2008, US$20 million will mature in 2009 and US$10 million will mature in 2010. Principal amortization on this loan is payable in equal semi-annual installments.

Nippon Export and Investment Insurance of Japan, or NEXI

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and US$40 million on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. The outstanding balance as at December 31, 2006 was US$25 million or Php1,226 million.

Other Export Credit Agency Supported Loans

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including the Export-Import Bank of the United States, and the respective export credit agencies of France and Italy, in the aggregate outstanding principal amount of US$8 million as at December 31, 2006. Smart, likewise, obtained loans guaranteed by the export credit agencies of Norway and Italy amounting to US$3 million. Of the amounts outstanding under these loans, US$6 million matured and was paid on various dates between January 2, 2007 and June 15, 2007, US$4 million will mature on various dates between September 15, 2007 and December 15, 2007 and US$1 million will mature in 2008.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2006 and 2005:

Principal	Interest	Maturity	December 31,
Amount	Rate	Date	2006		2005
			(in millions)
US$300,000,000	8.350%	March 6, 2017	US$299	Php14,675	US$299	Php15,874
US$250,000,000	11.375%	May 15, 2012	250	12,261	250	13,265
US$167,000,000	10.500%	April 15, 2009	167	8,182	175	9,272
US$110,068,000	7.850%	March 6, 2007	110	5,398	138	7,339
US$ 19,310,000	10.625%	May 15, 2007	19	947	21	1,120
US$112,168,000	9.250%	June 30, 2006	–	–	115	6,110
			US$845	Php41,463	US$998	Php52,980

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate, of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php13,892 million.

The breakdown of the total amount of Smart debt issued to participating Piltel creditors is as follows:

•         2007 Facility in the amount of US$0.2 million payable in full in December 2007;

•         2008 Facility in the amount of US$2.9 million payable in full in December 2008; and

•         2014 Facility in the amount of US$280.1 million payable in full in June 2014.

As at July 2, 2004, the estimated future cash flows for the Smart newly issued debt amounted to Php19,507 million, as determined using undiscounted cash flows. The difference between the sum of future cash flows for newly issued debt of Php19,507 million and cash settlement of Php84 million, and the Php22,211 million Piltel cancelled debt was recognized as gain on debt restructuring in the 2004 consolidated statement of income. The total gain from the debt restructuring amounted to Php2,620 million (Php15.44 per share) including the gain of Php241 million from the cash settled debt of Piltel. The difference between the future cash flows of the newly issued debt of Php19,507 million and the value of new debt of Php15,854 million was deferred and presented as part of “Remaining excess of debt forgiven over value of consideration given” account in the consolidated balance sheets in conformity with the accounting for troubled debt restructuring. Thereafter, interest incurred on the new debt is recorded as an offset against “Remaining excess of debt forgiven over value of consideration given”. Total interest incurred related to the new debt for the years ended December 31, 2006, 2005 and 2004 amounted to Php368 million, Php398 million and Php199 million, respectively. As at December 31, 2006 and 2005, the balance of “Remaining excess of debt forgiven over value of consideration given” account for this restructuring amounted to Php2,688 million and Php3,056 million, respectively, after giving effect to the above interest expense.

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

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility to finance the related Phase 7 GSM Equipment and services. The facility was awarded to ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers with Finnish Export Credit, Plc as the Lender. The full amount of the facility was drawn on November 22, 2004, of which US$62 million and US$83 million remained outstanding as at December 31, 2006 and 2005, respectively. The loan is payable over five years in ten equal semi-annual payments starting May 2005 with final repayment in November 2009.

On June 8, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million loans, of which US$30 million is owed to Nordic Investment Bank, or NIB, US$15 million to Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands and US$150 million supported by Finnvera. The NIB loan balance of US$12 million was prepaid in full on December 8, 2005, and the FMO loan balance of US$4 million was prepaid in full on March 1, 2006.

On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in ten equal installments commencing six months from the first drawdown date at a floating rate of US$ LIBOR plus 0.815% margin per annum. The facility was drawn on July 11, 2006 for the full amount of US$30 million at a floating interest of 6.445% (5.63% US$ LIBOR plus 0.815% per annum margin). The first installment payment will commence on January 11, 2007. The full US$30 million amount remained outstanding as at December 31, 2006.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with FEC as the Lender. Smart opted to utilize only a total of US$67 million which was drawn in February 15, 2006 and March 13, 2006 for US$10 million and US$57 million, respectively. The balance of US$3 million was cancelled. The facility is a 5-year term loan payable in 10 equal semi-annual installments with final repayment on September 1, 2010. Interest is payable semi-annually at a fixed rate of 4.515% per annum. As at December 31, 2006, US$59 million remained outstanding.

On July 31, 2006, Smart signed a U.S. Dollar Term Loan Facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is FEC with ABN AMRO Bank N.V., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a 5-year term loan payable in 10 equal semi-annual installments commencing six months from the drawdown date at a CIRR Fixed rate of 4.05% per annum. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. The first installment commences on January 16, 2007 with final repayment on July 15, 2011. As at December 31, 2006, the US$44.2 million loan remained outstanding.

Other Term Loan

On December 1, 2001, CyMed availed itself of a 6-year non-interest-bearing advances from certain officers of the company to fund its operating expenses, including salaries and other incidental expenses. The outstanding balance of this loan as at December 31, 2006 amounted to US$0.8 million, which is payable quarterly until December 31, 2009.

Undrawn Facilities

On October 16, 2006, Smart signed a U.S. Dollar Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM Facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal and consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at three-month US$ LIBOR plus 0.75% per annum margin.

Restructured Loans

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, representing 98% of its total liabilities as at that date.

As a result of the restructuring, 50% of the financial debt of each participating creditor was released in consideration for the allotment of Piltel Series K Class I Convertible Preferred Stock, which shares were immediately and mandatorily converted into PLDT Convertible Preferred Stock. One PLDT Series V, VI or VII Convertible Preferred Stock was issued for every five Piltel Series K Class I Convertible Preferred Stock. Approximately, half of the remaining 50% of all participating creditors’ (except for bondholders and preferred shareholders) financial debt became their participation in a Tranche B Loan in the same currency as their previous financial debt, and the other half became their participation in a Tranche C Loan also in the same currency as their previous financial debt. In the case of bondholders and preferred shareholders, the remaining 50% of their financial debt became their participation in the Conversion Notes Facility and in a single Tranche Peso loan, or the Term Notes Facility, respectively.

Additional creditors participated in the debt restructuring plan, such that only convertible bonds with principal amount of US$0.7 million remain unrestructured and presented as part of current portion of interest-bearing financial liabilities.

Piltel’s residual long-term debt to third parties that was not exchanged in the debt exchange offer conducted by Smart in 2005 consisted of:

Description	2006		2005
	(in millions)
Restructured Debts
Philippine Pesos
10 year Tranche B		Php–		Php241
15 year Tranche C		–		241
		–		482
U.S. Dollars
10 year Tranche B	US$–	–	US$10	515
15 year Tranche C	–	–	10	515
15 year Conversion Notes Facility	–	–	99	5,275
	US$–	–	US$119	6,305
Total		–		6,787

Unrestructured Debt
U.S. Dollars
Convertible Bonds	US$1	45	US$1	49
Total		45		6,836
Less current portion		45		120
		Php–		Php6,716

On June 5, 2006, Piltel made a partial voluntary prepayment of principal under its Peso bank facility, U.S. dollar bank facility, various Trade Creditor Facilities and Notes Indenture. The voluntary prepayment was made in lieu of depositing Excess Cash Flow from the operations of Piltel’s business into a Sinking Fund Account. The aggregate voluntary prepayment amount was Php9,325 million (Php6,393 million to Smart and Php2,932 million to third party creditors) or US$176 million (US$121 million to Smart and US$55 million to third party creditors), which was applied proportionally to the various debt facilities as set out in the Intercreditor Agreement dated June 4, 2001 or the Intercreditor Agreement.

On December 4, 2006, Piltel prepaid the outstanding balance of its restructured principal debt under its Peso bank facility, U.S. Dollar bank facility, Peso Term Note facility, various Trade Creditor Facilities and Notes Indenture in the aggregate amount of Php11,631 million (Php8,061 million to Smart and Php3,570 million to third party creditors) or US$233 million (US$161 million to Smart and US$72 million to third party creditors). Piltel obtained approval from the Bangko Sentral ng Pilipinas to source dollar payment from authorized agent banks.

On March 30, 2007, Piltel paid the outstanding convertible bonds with principal amount of US$0.7 million.

Piltel’s restructured obligations were secured by substantially all present and future assets of Piltel under the MTI dated June 4, 2001 between Piltel and JPMorgan Chase Bank, N.A. (Manila Branch) as Security Agent for the creditors, which established the security arrangements relating to the restructured debts. The participating creditors (other than the participating holders of the Peso Term Note facility) shared equally in first ranking security, while non-participating creditors and the participating holders of the Peso Term Note facility shared equally in second ranking security created under the MTI. Such mortgage was approved by at least two-thirds of Piltel’s stockholders at its annual meeting on April 18, 2001 and by the NTC on May 18, 2001.

On July 7, 2006, Piltel, PLDT and JPMorgan Chase Bank, N.A. (Manila Branch), as Security Agent on behalf of the Finance Parties under the Intercreditor Agreement, agreed to the amendment of Clause 25 thereof to allow the amendment of any term of the MTI and the release and sale of certain properties or assets from the security interests created by the MTI upon the instructions of the creditor representatives. On the same date, and following the effectivity of the amendment of the Intercreditor Agreement, Piltel and the Security Agent, executed an Amendment to the MTI, pursuant to which Piltel is allowed to sell or dispose of certain categories of assets or properties with the consent of the Majority Bank Creditors, the Majority Trade Creditors and the Trustee, provided, however that for as long as Avenue Asia holds a majority of Piltel’s Conversion Notes, the prior consent of Avenue Asia will be required for (i) any sale or disposition of any of the real properties of Piltel, and (ii) any sale or disposition of assets to Smart, PLDT or any of its affiliates.

On April 18, 2007, Piltel received a Notice of Termination of the MTI from JP Morgan Chase Bank, N.A. (Manila Branch).

Satellite Acquisition Loans

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2004, Ex-Im Bank approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1½ years to July 15, 2007 and reducing the interest rate by 1% to 5.6%. The revised repayment terms have been approved by the majority of the local creditor banks. As at December 31, 2006, the remaining outstanding loan amounted to US$10 million (Php511 million).

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit which as at December 31, 2006 had an aggregate stated value not exceeding US$11 million (Php527 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$32 million (Php1,572 million), which will mature on various dates from 2006 to 2009.

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

As at December 31, 2006, the Banks have approved Mabuhay’s request to extend the maturity of the loan under the Omnibus Agreement by two years to October 20, 2009, with a 1% increase in the margin on the deferred amount.

Japanese Yen Debt:

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under JBIC’s OIL program. All outstanding amounts related to this loan were repaid in full on September 21, 2006.

NEXI Supported JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by NEXI, of which all outstanding amounts were repaid in full on June 13, 2006.

Philippine Peso Debt:

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million was repaid on November 11, 2002, Php500 million was repaid on November 9, 2004 and Php770 million was repaid on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million was repaid on June 9, 2003, Php100 million was repaid on June 9, 2005 and Php810 million was repaid on June 12, 2007.

Php5,000 Million Peso Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million unsecured fixed rate corporate notes, comprised of Series A notes amounting to Php3,800 million and Series B notes amounting to Php1,200 million with five and ten year terms, respectively. Series A notes were priced at 5.625%, while Series B notes were priced at 6.500%. Funds raised from the issuance of these notes will be used primarily for Smart’s capital expenditures for network improvement and expansion.

Php400 Million and Php20 Million Refinancing Loans

On May 22, 2007, PLDT entered into loan agreements with The Philippine American Life and General Insurance Company for Php400 million and with The Philam Bond Fund, Inc. for Php20 million to refinance their respective participations in the Ten-Year Note under the Php1,270 million Peso Fixed Rate Corporate Notes which were repaid on June12, 2007.

Secured Term Loans

Php150 Million Term Loan Facility

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million. The loan facility was fully drawn on December 31, 2002 and payable in seven quarterly installments, with a grace period of one year, beginning in 2003. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan was equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan was secured by ePLDT’s deed of assignment of receivables of a subsidiary from a foreign customer and an investment in an associate with an original cost of Php629 million. This loan was fully paid as at March 31, 2005. The investment in this associate has been fully provided for as disclosed in Note 8 – Investments.

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into a three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. The loan facility was fully drawn as at December 31, 2004. The loan was to be repaid in nine equal quarterly installments starting March 2005 with final repayment in March 2007. Interest on the loan was equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan was secured by a Mortgage Trust Indenture Agreement, or MTIA, dated March 15, 2004, with Asia United Bank – Trust and Investments Group, on a parcel of land with a carrying value of Php279 million as at December 31, 2004. As at December 31, 2006, the outstanding balance of this loan amounted to Php11 million, which was repaid in full at maturity in March 2007.

Php149 Million Term Loan Facility

In January 2006, Vocativ, a wholly-owned call center subsidiary of ePLDT, partially prepaid Php89 million out of its outstanding five-year term loan facility of Php109 million with Asia United Bank for the payment of its additional capital expenditures and working capital requirements. Under the terms of the loan, principal payment is to be paid in 14 equal quarterly installments starting April 2006 with final repayment in July 2009. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Participation Certificate against the MTIA between ePLDT and Asia United Bank Corporation – Trust and Investments Group dated March 15, 2004 on a parcel of land, which excludes the buildings and improvements. The remaining balance of Php20 million was pre-paid in April 2006.

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Peso Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of Php2,500 million. The facility is a five-year loan payable in 18 equal consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at three-month MART plus 0.75% per annum margin. The facility was drawn on December 11, 2006 for the full amount of Php2,500 million at a floating interest of 6.0232% (5.2732% three-month MART1 plus 0.75% per annum margin). The first installment will commence on September 11, 2007 with final repayment on December 9, 2011. The full amount of Php2,500 million was outstanding as at December 31, 2006.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with Philippine Financial Reporting Standards, at relevant measurement dates, principally at the end of each quarterly period. We have maintained compliance with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. The terms of some of our debt instruments have no minimum amount for cross-default.

The principal factors that can negatively affect our ability to comply with the financial ratios and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expenses may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 96% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. The peso has been subject to significant fluctuations in recent years. From 2002 to 2004, the peso has generally been depreciating from a high of Php49.336 on May 20, 2002 to a low of Php56.443 on October 14, 2004. In 2005, the peso fluctuated significantly from a low of Php56.321 on July 8 to a high of Php53.062 on December 29. As at December 31, 2006, the peso had appreciated by 8% to Php49.045 to US$1.00, from Php53.062 to US$1.00 as at December 31, 2005.

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

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) making investments; (d) extending loans; (e) extending guarantees or assuming the obligations of other persons; (f) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock; (g) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (h) creating any lien or security interest; (i) permitting set-off against amounts owed to PLDT; (j) merging or consolidating with any other company; (k) entering into transactions with stockholders and affiliates; and (l) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of change in control of PLDT.

Moreover, certain of PLDT’s debt instruments restrict PLDT from declaring or distributing dividends to common stockholders. In particular, under certain loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, or (ii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on such notes, the rating agency downgrades its credit rating on the Notes within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

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

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.5:1, a debt to EBITDA ratio of not more than 3:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; (c) any reduction in PLDT’s ownership of Smart’s shares below 51%; (d) any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding; and (e) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements.

As at December 31, 2006 convertible bonds with a principal amount of US$0.7 million had fallen due for payment and had not been paid. These bonds represented the sole unrestructured borrowings of Piltel as at December 31, 2006 and were redeemed and paid, including accrued interest and penalties, on March 31, 2007. Piltel’s failure to redeem the convertible bonds when they fell due did not cause a default under the debt arrangements of any other member of the PLDT group.

The Credit and Omnibus Agreements of Mabuhay Satellite impose several negative covenants which, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT with regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at December 31, 2006, ePLDT was in compliance with all of its financial covenants.

Obligations Under Capital Lease

The future minimum payments for capitalized leases are as follows as at December 31, 2006:

Year	(in million pesos)
2007	1,521
2008	38
2009	10
2010 and onwards	1
Total minimum lease payments	1,570
Less amount representing interest	540
Present value of net minimum lease payments	1,030
Less obligations under capital lease maturing within one year (Notes 7 and 23)	924
Long-term portion of obligations under capital lease (Notes 7 and 23)	106

Municipal Telephone Projects

In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to provide telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As at December 31, 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php858 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair has made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as PLDT has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of Public Telecommunications Policy Act, or R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability, thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then, no mutually acceptable agreement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. On May 5, 2005, PLDT received a letter from the DOTC stating that PLDT is in default for failure to remit to the DOTC the quarterly installments under the lease agreement. Due to the failure of the parties to amicably settle their dispute, on September 28, 2005, PLDT demanded that the dispute be referred to arbitration and that the parties agree on the composition of the arbitration committee. In response, the DOTC, in a letter dated October 17, 2005, informed PLDT that pursuant to Executive Order No. 269, Series of 2004, dated January 12, 2004, the existing communications programs and projects implemented by DOTC were transferred to the Commission on Information and Communications Technology, or CICT, and that the DOTC had forwarded to CICT PLDT’s letter dated September 28, 2005. In a letter dated March 24, 2006, the CICT informed PLDT that the CICT poses no objection on PLDT’s stated intentions and preference to refer the unresolved and outstanding issues to the Philippine Dispute Resolution Center, Inc., or PDRCI, per the arbitration clause of the lease agreement. On June 27, 2006, a Request for Arbitration dated June 1, 2006 was filed by PLDT with the PDRCI. On November 15, 2006, DOTC has filed its answer to the said Request for Arbitration. As at December 31, 2006, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php21 million and Php735 million, respectively.

Piltel also entered into an agreement for the financial lease of the Palawan Telecommunications System of the Municipal Telephone Public Office with the DOTC on September 3, 1994. The Municipal Telephone Public Office Contract is a 30-year contract for Piltel to lease facilities for public call office stations in the Palawan area, with revenues going to Piltel. In consideration, Piltel pays the DOTC an escalating annual lease fee. As at December 31, 2006, Piltel’s aggregate remaining obligation under this agreement was approximately Php477 million.

Other Long-term Capital Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and ePLDT have capital lease obligations in the aggregate amount of Php237 million as at December 31, 2006 in respect of office equipment.

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

Notes Payable

In 2006, SPi obtained unsecured dollar-denominated short-term notes payable from various local commercial banks amounting to US$3.7 million. Interest on the notes range from 7.4% to 9.2% of the outstanding balance per annum and the notes are payable within an average of 150 days from the availment date. The outstanding balance of Php201 million as at December 31, 2006 will mature in various months in 2007.

13. Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	2006	2005
	(in million pesos)
Accrual of capital expenditures under long-term financing	5,646	5,769
Liabilities on asset retirement obligations (Note 3)	831	752
Advance payment under a receivables purchase facility (Note 5)	205	976
Others	1,850	924
	8,532	8,421

14. Preferred Stock Subject to Mandatory Redemption

As at December 31, 2006, PLDT had issued 3 million shares of Series V Convertible Preferred Stock,
5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As discussed below, as at December 31, 2006, all Series VII Convertible Preferred Stock had been converted. Shares of Series V and VI Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V and VI Convertible Preferred Stock will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share and US$36.132 per share, respectively. Due to the foreign currency component of the call option embedded in the Series VI Convertible Preferred Stock, such call options were bifurcated and accounted for separately in conformity with SFAS No. 133, as amended, see Note 23 – Financial Assets and Liabilities. The aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock as at date of issuance – net of the bifurcated option values – is shown under the “Preferred Stock Subject to Mandatory Redemption” account in the consolidated balance sheets.

As at June 4, 2001, the aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock (inclusive of the option values) amounted to Php10,165 million, as determined using an independent party’s valuation model. The remaining difference between this aggregate fair value amount and the Php20,080 million Piltel restructured debt was deferred and presented as part of “Remaining excess of debt forgiven over value of consideration given” account in the consolidated balance sheets in conformity with the accounting for troubled debt restructuring, such that no gain was recorded on the restructuring. Thereafter, interest incurred on the remaining restructured debt is recorded as an offset against remaining excess of debt forgiven over the value of consideration given. Total interest incurred related to the restructured debt for the years ended December 31, 2006, 2005 and 2004 amounted to Php317 million, Php365 million and Php473 million, respectively. As at December 31, 2005, the remaining excess of debt forgiven over the value of consideration given balance amounted to Php2,015 million and none as at December 31, 2006, after giving effect to the above interest expense, cancellation of Piltel debt through Smart acquisition from Piltel’s creditors of the 69.4% of outstanding restructured Piltel debt and voluntary prepayment of Piltel’s debt, see Note 12 – Interest-bearing Financial Liabilities, and the additional issuances in 2004 and 2003 of convertible preferred shares to restructure Piltel’s debt. The remaining excess of debt forgiven over the value of consideration given amounted to Php1,698 million and was recognized as gain in the consolidated statement of income for the year ended December 31, 2006 due to prepayment of Piltel’s debt.

The difference between the aggregate fair value of the Series V, VI and VII Convertible Preferred Stock at issue date (net of the bifurcated option values for Series VI and VII) and the aggregate redemption value is accreted over the period up to the call option date using the effective interest rate method. Accretions added to “Preferred stock subject to mandatory redemption” and charged against accumulated deficit as at December 31, 2006, 2005 and 2004 amounted to Php765 million, Php1,443 million and Php1,503 million, respectively. Unaccreted balance as at December 31, 2006 and 2005 amounted to Php256 million and Php3,886 million, respectively.

“Preferred Stock Subject to Mandatory Redemption” amounted to Php1,374 million and Php12,004 million as at December 31, 2006 and 2005, respectively, after revaluation of Series VI and VII Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at December 31, 2006 and 2005, 10,937,309 shares and 3,376,743 shares, respectively, of the Convertible Preferred Stock have been converted into PLDT common shares. On August 18, 2006, all 3,842,000 shares of Series VII Convertible Preferred Stock were converted into PLDT common shares. The outstanding shares of Series V and VI Convertible Preferred Stock as at December 31, 2006 were 46,047 and 875,188, respectively. The aggregate redemption value of the outstanding Series V and VI Convertible Preferred Stock amounted to Php1,629 million and Php15,890 million as at December 31, 2006 and 2005, respectively.

15. Stockholders’ Equity

The movement of PLDT’s capital accounts for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Preferred Stock – Php10 par value per share
	Series A to GG	III	IV			Common Stock –Php5 par value per share
	No. of Shares			Total Preferred Stock	Amount	No. of Shares	Amount
	(in million shares and pesos)
Authorized				823	Php8,230	234	Php1,170
Outstanding
Balance at January 1, 2004	410	5	36	451	Php4,505	169	Php847
Issuance	1	–	–	1	9	–	2
Conversion	(2)	–	–	(2)	(17)	1	2
Balance at December 31, 2004	409	5	36	450	Php4,497	170	Php851

Balance at January 1, 2005	409	5	36	450	Php4,497	170	Php851
Issuance	–	–	–	–	3	1	2
Conversion	(2)	(5)	–	(7)	(67)	10	51
Balance at December 31, 2005	407	–	36	443	Php4,433	181	Php904

Balance at January 1, 2006	407	–	36	443	Php4,433	181	Php904
Issuance	–	–	–	–	2	–	–
Conversion	(1)	–	–	(1)	(11)	7	38
Balance at December 31, 2006	406	–	36	442	Php4,424	188	Php942

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to GG 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2006, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding are subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

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

At PLDT’s option, the Series A to GG 10% Cumulative Convertible Preferred Stocks are redeemable at par value plus accrued dividends five years after the year of issuance.

On December 6, 2005, the Board of Directors designated 100,000 shares of serial preferred stock as Series GG 10% Cumulative Convertible Preferred Stock for issuance throughout 2006.

On January 30, 2007, the Board of Directors designated 150,000 shares of serial preferred stock as Series HH 10% Cumulative Preferred Stock for issuance up to December 31, 2009.

The issuance of SIP Series FF, GG and HH is an exempt transaction under Section 10.2 of the Securities Regulation Code, as confirmed by the Philippine SEC on April 2, 2007.

On October 24, 2005, PLDT issued to JPMorgan, as depositary, and to the holders of the Series III Convertible Preferred Stock a notice of mandatory conversion of all of its outstanding 4,616,200 shares of Series III Convertible Preferred Stock into shares of PLDT Common Stock.

In November 2005, PLDT issued 710,891 shares of common stock on account of the voluntary conversion of 415,023 shares of Series III Convertible Preferred Stock.

As at December 19, 2005, as a result of PLDT’s issuance of a notice of mandatory conversion, all of the outstanding shares of Series III Convertible Preferred Stock were voluntarily and mandatorily converted into shares of PLDT Common Stock. Each share of Series III Convertible Preferred Stock was converted into 1.7129 shares of Common Stock. A total of 7,907,032 shares of PLDT’s Common Stock were issued as a result of the voluntary and mandatory conversions of all of the Series III Convertible Preferred Stock.

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

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid, and provision has been made for the currently payable dividends.

16. Related Party Transactions

The following is a summary of related party accounts with affiliates presented as part of our consolidated balance sheets as at December 31, 2006 and 2005 and consolidated statements of income for the years ended December 31, 2006, 2005 and 2004:

	2006	2005
	(in million pesos)
Consolidated Balance Sheets
Accrued expenses and other current liabilities	4,120	3,711

	2006	2005	2004
	(in million pesos)
Consolidated Statements of Income
Repairs and maintenance	18	640	111
Selling and promotions	23	29	32
Professional and other contracted services	725	147	694
Rent	10	8	6
Taxes and licenses	53	–	–
Insurance and security services	360	467	534
Cost of satellite air time	698	1,008	1,299

a. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

PLDT is a party to a Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), under which PLDT was granted the exclusive right to sell AIL services as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).

Under the Original ATPA, the Minimum Air Time Purchase Obligation and the Supplemental Air Time Purchase Obligation terminated upon the earlier of (i) the expiration of the Minimum Purchase Period and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System has been repaid. AIL indebtedness consists of: (1) loans with several financial institutions (the “Banks”) under the Credit Agreement dated March 12, 1997, as amended from time to time, including the amendment through the rescheduling agreement, dated September 30, 2002, which extended the principal repayment dates to agreed periods with the final maturity date on January 31, 2012 (collectively, the “Amended Credit Agreement”); and (2) amounts owing to MMOC under the Spacecraft Contract dated August 28, 1995, as amended on December 30, 1998.

As at December 31, 2006 and 2005, PLDT’s outstanding accrued obligations under the Original ATPA was Php3,991 million and Php3,493 million, respectively. Total airtime purchases made under this agreement amounted to Php698 million, Php1,008 million and Php1,299 million for the years ended December 31, 2006, 2005 and 2004, respectively.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted.

On September 1, 2006, AIL, PT Asia Cellular Satellite, a 95% owned subsidiary of AIL, and Inmarsat Global Limited, or Inmarsat, reached an agreement to pool their resources to develop powerful and novel product and service offerings in the Asian region, founded on their respective mobile satellite communications networks, with (a) Inmarsat performing the role of satellite and network operator and wholesale product and services developer and (b) AIL performing the role of wholesale and retail distributor of products and services.

Inmarsat operates a constellation of geostationary satellites that extend mobile phone, fax and data communications to nearly every part of the world through the services it offers to end users through its established chain of distribution partners and satellite communications service providers.

On September 1, 2006, PLDT entered into a gateway services agreement with Inmarsat, under which PLDT committed to provide gateway infrastructure in Subic Bay up to a maximum amount of US$5 million. In exchange, PLDT will earn US$0.015 per minute for interconnection services to be provided to Inmarsat distribution partners for traffic going through the gateway facility in Subic Bay.

On September 1, 2006, AIL and PT Asia Cellular Satellite entered into a term sheet, as amended on October 20, 2006 and further amended on November 20, 2006 (the “Bank Term Sheet”), with a majority of the banks to be used as the basis for further good faith negotiations between the parties thereto with a view to entering into an agreement further amending the Amended Credit Agreement with AIL’s bank creditors. Under the Banks Term Sheet, a majority of the banks agreed, subject to satisfaction of certain conditions, among other things, to amend the Original ATPA as set forth in an attachment to the Banks Terms Sheet and to restructure AIL’s indebtedness. Pursuant to the business collaboration arrangements between AIL and Inmarsat, on September 1, 2006, Inmarsat made the first payment of US$4 million to AIL which was used to pay principal and interest payable to the banks in accordance with the Banks Term Sheet.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the Bank Terms Sheet (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500,000 worth of air time annually over a period ending upon the earlier of (i) the expiration of the Minimum Purchase Period and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date. Moreover, pursuant to a letter of confirmation, dated February 1, 2007, the banks released and discharged PLDT and ACeS Philippines and their respective subsidiaries from any and all obligations and liabilities under the Original ATPA and related agreements.

Moreover, in accordance with the above contractual arrangements, ACeS Philippines acquired (i) from LMGT Holdings (ACeS), Inc., or LMGT, 50% of its equity interest in AIL for a consideration of US$0.75 million pursuant to a sale and purchase agreement entered into on February 1, 2007 and (ii) from Tera Global Investment Ltd., or TGIL, for a nominal consideration 50% of TGIL’s interest in a promissory note issued by AIL, which 50% interest represents an aggregate amount of US$44,743,752, or the Transferred AIL Note, together with related security interests pursuant to sale agreement entered into on February 1, 2007. Immediately thereafter, a portion of the Transferred AIL Note was converted into shares of AIL and the balance was converted into non-interest bearing convertible bonds of AIL. As a result of these transactions, ACeS Philippines owned 36.99% of AIL as at the date of this report.

b. Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at December 31, 2006 and 2005 and for each of the three years ended December 31, 2006, 2005 and 2004 are as follows:

1. Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and DoCoMo

In connection with the transfer by NTT Communications Corporation, or NTT Communications, of approximately 12.6 million shares of PLDT’s common stock to NTT DoCoMo, Inc., or DoCoMo, pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo, the FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•         Restriction on Ownership of Shares of PLDT by NTT Communications and DoCoMo. Each of NTT Communications and DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of then issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of then issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•         Limitation on Competition. NTT Communications, DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intends to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•         Business Cooperation. PLDT and DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with DoCoMo.

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

•         Change in Control. Each of NTT Communications, DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the board of directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT board of directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares (a) at a price per share which is less than the fair market value as determined by the board of directors of PLDT as advised by a professional financial advisor, (b) which is subject to conditions which are subjective or which could not reasonably be satisfied, (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT, (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the board of directors of PLDT has used reasonable efforts to discuss with NTT Communications and DoCoMo in good faith whether such person should be considered a Hostile Transferee.

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

2. Integrated i-mode Services Package Agreement between DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and DoCoMo on February 15, 2006, under which DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. The initial license fee paid as at December 31, 2006 amounted to Php53 million.

3. Advisory Services Agreement between DoCoMo and PLDT

An Advisory Services Agreement was entered into by DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement. Pursuant to the Agreement, DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, the agreement governs the terms and conditions of the appointments and the corresponding fees related thereto. The initial license fee paid as at December 31, 2006 amounted to Php12 million. Outstanding liability under this agreement amounted to Php32 million as at December 31, 2006.

4. Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

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

Total fees under these agreements amounted to Php184 million, Php256 million and Php336 million for the years ended December 31, 2006, 2005 and 2004, respectively. As at December 31, 2006 and 2005, outstanding obligations of PLDT amounted to Php18 million and Php23 million, respectively.

5. Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group, for ALBV to provide technical support services and assistance in the operations and maintenance of cellular business for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2004, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2004. On February 18, 2004, Smart and ALBV entered into a renewal of the Technical Assistance Agreement extending the effectivity of the terms thereof to February 23, 2008. Furthermore, in view of the acquisition by Smart of Piltel Series K Class I Convertible Preferred Stock held by PLDT, the parties agreed to make the consolidated net revenues of Smart the basis for the computation of the 1% technical service fees payable by Smart to ALBV, effective January 1, 2005.

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

Total fees under these agreements amounted to Php591 million, Php567 million and Php507 million for the years ended December 31, 2006, 2005 and 2004, respectively. Outstanding obligations of Smart under these agreements amounted to Php128 million and Php194 million as at December 31, 2006 and 2005, respectively. Outstanding prepaid management fees as at December 31, 2006 and 2005 amounted to Php869 million and Php920 million, respectively.

6. Agreements relating to insurance companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are paid directly to Malayan. Total insurance expenses paid under these agreements amounted to Php360 million, Php468 million and Php534 million for the years ended December 31, 2006, 2005 and 2004, respectively. Two directors of PLDT have a direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

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

On December 10, 1999, PLDT granted 1,289,745 options to purchase shares of PLDT’s common stock under the ESOP. Stock option activity under the ESOP for the years ended December 31, 2006, 2005 and 2004 is summarized below:

	Weighted Average Exercise Price Per Share	2006	2005	2004
Balance at beginning of year	Php814	197,500	536,589	900,118
Exercised shares	814	(78,466)	(335,605)	(336,745)
Cancellations/forfeitures	814	–	(3,484)	(26,784)
Balance at end of year	Php814	119,034	197,500	536,589

All the above grants under the ESOP were made to executives of PLDT and all outstanding stock options became fully vested in December 2004.

The number of options exercisable at December 31, 2006 and 2005 were 119,034 shares and 197,500 shares, respectively.

In conformity with the provisions of SFAS No. 123, the fair value of each option is estimated using the Black-Scholes valuation model with the following assumptions for grants under the ESOP during the year ended December 31, 1999: volatility of 71.3%, risk-free interest rate of 8.94% at the date of grant and an expected term of five years.

The weighted average per share fair value of common stock options granted in 2002 was Php582.59. The remaining weighted average contractual life was three years as at December 31, 2006.

Long-Term Incentive Plan, or LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of a Long-term Incentive Plan, or Original LTIP, for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The Original LTIP was a four-year cash-settled share based plan covering the period from January 1, 2004 to December 31, 2007, or the Performance Cycle. The payment was intended to be made at the end of the Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the Performance Cycle and a cumulative consolidated net income target for the Performance Cycle.

On August 28, 2006, PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, or New LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or New Performance Cycle. As a result of the establishment of the New LTIP, the Board also approved the early vesting of the Original LTIP by the end of 2006 for those of its participants who were invited to join the New LTIP and chose to join. Participants in the Original LTIP who were not invited to join the New LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule.

Prior to January 1, 2006, we accounted for the LTIP using the intrinsic value method supplemented by pro forma disclosures in accordance with APB Opinion No. 25 and SFAS No. 123. Effective January 1, 2006, we adopted SFAS No. 123(R) using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123(R). The cumulative effect of adoption of SFAS No. 123(R) was recognized separately in our consolidated statements of income.

The fair value of the Original LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, the remaining life of options and the share price capped at Php2,300.00 as at December 31, 2006. Incentive cost per share as at December 31, 2006 amounted to Php1,350.00. The Original LTIP cost, including the cost for advisors (presented under professional and other service fees in the statements of income) and the cumulative effect of the adoption of FAS 123 (R), recognized as an expense as at December 31, 2006 and 2005, amounted to Php3,432 million and Php1,224 million, respectively. As at December 31, 2006 and 2005, total Original LTIP liability amounted to Php5,030 million and Php1,880 million, respectively.

Movements in the number of share appreciation rights outstanding under the Original LTIP awards are as follows:

	2006	2005
Balance at beginning of year	3,884,406	3,685,959
Cancellations/forfeitures	(140,449)	(294,982)
Awards	–	493,429
Balance at end of year	3,743,957	3,884,406

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

In 2006, PLDT adopted FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS No. 158 requires the recognition of the overfunded or unfunded status of a benefit plan, measured as the difference between the fair value of the plan assets and the benefit obligations, as an asset or liability in the consolidated balance sheet; it also requires that the changes in the funded status be recorded through comprehensive income in the year in which those changes occur. Accordingly, we have recognized the aggregate amount of Php4,718 million (Php3,303 million after tax effect) unfunded plans in our 2006 consolidated balance sheet.

In conformity with SFAS No. 158, the following table sets forth the Plan’s funded status and pension amounts recognized as at December 31, 2006, 2005 and 2004 based on the latest actuarial valuation dated January 2007:

	2006	2005	2004
	(in million pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	7,601	6,864	5,971
Current service cost	461	427	382
Interest cost	889	684	535
Benefits paid	(590)	(495)	(18)
Actuarial loss on obligation	4,768	121	679
Curtailment	–	–	116
Settlement	–	–	(801)
Benefit obligation at end of year	13,129	7,601	6,864

Change in plan assets:
Fair value of plan assets at beginning of year	5,154	4,448	3,927
Actual return on plan assets	884	568	457
Actual contribution	320	633	883
Settlement	–	–	(801)
Actual benefits paid	(590)	(495)	(18)
Fair value of plan assets at end of year	5,768	5,154	4,448
Funded status	(7,361)	(2,447)	(2,416)
Unrealized net transition obligation	–	189	199
Unrecognized net actuarial gain	–	116	89
Accrued benefit cost	(7,361)	(2,142)	(2,128)

Components of net periodic benefit cost:
Current service cost	461	427	382
Interest cost	889	684	535
Expected return on plan assets	(540)	(540)	(376)
Amortizations of unrecognized net transition obligation	10	10	10
Net periodic benefit cost	820	581	551

The accumulated benefit obligations amounted to Php3,379 million, Php1,946 million and Php2,868 million as at December 31, 2006, 2005 and 2004, respectively.

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as at December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Weighted average assumptions:
Expected rate of return on plan assets	10%	10%	10%
Discount rate	8%	11%	10%
Rate of compensation increase	8%	8%	7%

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at December 31, 2006, 2005 and 2004 follows:

	2006	2005	2004
Investments in equity securities	52%	37%	33%
Investments in debt and fixed income securities	23%	40%	41%
Investments in real estate	10%	13%	16%
Investments in mutual funds	8%	6%	2%
Investments in temporary placements	7%	4%	8%
	100%	100%	100%

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

SFAS No. 87 requires the use of an average rate of earnings expected on funds invested or to be invested, considering returns being earned by plan assets in the fund and rates of return expected to be available for reinvestment. Due consideration was given not only to historical performance of plan investments, but also to the current investment mix and anticipated rates of return. Thus, the expected rate of return on assets was set at 10% per annum.

As at December 31, 2006 and 2005, the assets of the beneficial trust fund established for PLDT’s pension plan include investments in shares of stocks of PLDT and Piltel with total fair values aggregating Php2,185 million and Php1,643 million, respectively, which represent about 35% and 29%, respectively, of such beneficial trust fund’s net assets available for plan benefits (31% in 2004).

Movements of shares of stock of PLDT and Piltel held by the plan during 2006 are as follows:

	PLDT		Piltel
	Common Shares	Preferred Shares	Common Shares
Numbers of shares held by the plan as at January 1, 2006	661,643	36,000,000	19,958,760
Purchases during the year	–	–	–
Sales during the year	–	–	–
Number of shares held by the plan as at December 31, 2006	661,643	36,000,000	19,958,760

Dividends received by the plan from PLDT for the years ended December 31, 2006, 2005 and 2004 amounted to Php103 million, Php86 million and Php47 million, respectively.

PLDT expects to make approximately Php509 million of cash contributions to its pension plan in 2007.

The table below presents the expected compulsory retirement benefits of PLDT to be paid out of the fund for the next ten years:

Year	(in million pesos)
2007	73
2008	100
2009	131
2010	180
2011	274
2012 and onwards	3,055

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

In October 2003, Smart’s Board of Directors approved certain enhancements to the retirement plan. The enhanced retirement plan gives a member the option to contribute to the fund up to a maximum of 10% of his monthly salary. On top of its current contribution, Smart will provide an additional contribution of up to 50% of the member’s contribution, depending on his tenure in the company.

Smart’s total cash contributions to its plan for the years ended December 31, 2006, 2005 and 2004 amounted to Php112, million, Php50 million and Php94 million, respectively.

18. Operating Revenues and Expenses

Service Revenues

	2006	2005	2004
	(in million pesos)
Wireless services
Cellular	75,747	71,518	65,818
Very small aperture terminal, or VSAT	2,073	1,945	1,958
Fixed lines
Local exchange	16,860	20,210	20,606
International long distance	9,921	12,240	12,804
National long distance	6,874	5,232	6,736
Data and other network	7,199	6,001	4,433
Miscellaneous	474	441	535
Information and communications technology	5,856	2,761	2,014
	125,004	120,348	114,904

Non-service Revenues

	2006	2005	2004
	(in million pesos)
Sale of computers, cellular handsets and SIM-packs	2,101	2,752	6,111
Point-of-product sales	431	235	158
	2,532	2,987	6,269

Compensation and Employee Benefits

	2006	2005	2004
	(in million pesos)
Salaries and benefits	13,761	11,465	10,307
Incentive plans (Note 17)	3,104	1,195	308
Pension and other benefits (Note 17)	957	734	835
MRP (Note 11)	445	458	566
	18,267	13,852	12,016

Professional and Other Contracted Services

	2006	2005	2004
	(in million pesos)
Technical and consultancy fees (Note 16)	1,930	1,387	1,608
Contracted services	948	470	403
Legal and audit fees	219	508	132
Others	47	67	44
	3,144	2,432	2,187

Asset Impairment

	2006	2005	2004
	(in million pesos)
Property, plant and equipment (Note 7)	1,402	11	365
Notes receivables (Note 8)	346	–	–
Intangibles (Note 9)	30	–	–
Investments (Note 8)	4	–	1,047
Other assets	17	–	–
	1,799	11	1,412

Financing Costs

	2006	2005	2004
	(in million pesos)
Interest on loans and related items (Note 24)	6,991	10,119	11,710
Financing charges (Note 23)	1,497	1,436	1,157
Accretion on financial liabilities – net (Notes 12 and 23)	338	568	1,185
Capitalized interest (Notes 7 and 24)	(549)	(504)	(595)
Foreign exchange losses (gains) – net (Notes 12 and 23)	(5,818)	(8,196)	2,776
	2,459	3,423	16,233

Other Income – Net

	2006	2005	2004
	(in million pesos)
Gain on early settlement of debt, debt exchange and debt restructuring transactions (Php9.21 per share and Php16.59 per share in 2006 and 2004, respectively) (Notes 12 and 14)	1,698	–	2,816
Miscellaneous income (expense) – net	1,897	1,016	(286)
	3,595	1,016	2,530

19. Income Taxes

The net current and noncurrent components of deferred income tax assets (liabilities) recognized in the consolidated balance sheets follow:

	2006	2005
	(in million pesos)
Net current deferred income tax assets	10,042	9,866
Net noncurrent deferred income tax assets	15,706	13,589
Net current deferred income tax liabilities	–	(5)
Net noncurrent deferred income tax liabilities	(382)	(44)

The components of the consolidated net deferred income tax assets and liabilities are as follows:

	2006	2005
	(in million pesos)
Current assets:
Accumulated provision for doubtful accounts	4,813	5,531
Unearned prepaid card revenues	1,325	781
MCIT	983	526
Provision for unrealizable assets	422	423
Allowance for inventory obsolescence	323	337
Capital lease	261	157
Unamortized past service pension cost	154	170
Executive stock option plan	106	104
Unearned revenues – others	78	798
Derivative financial instruments	33	67
NOLCO	7	9
Others	1,622	1,459
	10,127	10,362
Current liabilities:
Unrealized foreign exchange gains on financial instruments	(1)	(40)
	10,126	10,322
Less valuation allowance	84	456
Net current assets	10,042	9,866
Noncurrent assets:
Asset impairment	5,631	8,398
NOLCO	4,987	3,931
Unrealized foreign exchange losses	2,989	6,459
Derivative financial instruments	2,331	692
Accrued pension cost	2,329	788
LTIP	1,595	520
Unearned revenues – others	1,262	1,388
Unamortized past service pension cost	717	861
Remaining excess of debt forgiven over value of consideration given	401	1,636
Deferred charges	266	284
Asset retirement obligations	191	157
Capitalized taxes and duties – net of amortization	(446)	(516)
Intangible assets and fair value adjustments on assets acquired	(328)	(254)
Fixed assets componentization	(1,679)	(815)
Capitalized interest charges – net of amortization	(4,607)	(4,664)
Others	282	–
	15,921	18,865
Less valuation allowance	215	5,276
Net noncurrent assets	15,706	13,589
Current liabilities:
Accumulated provision for doubtful accounts	–	(5)
Current liabilities	–	(5)
Noncurrent liabilities:
Unrealized foreign exchange losses	(7)	(44)
Unearned revenues	(39)	–
Intangible assets and fair value adjustments on assets acquired	(336)	–
Noncurrent liabilities	(382)	(44)

Provision for income tax consists of:

	2006	2005	2004
	(in million pesos)
Current	10,035	8,583	7,357
Deferred	(989)	(3,734)	(531)
	9,046	4,849	6,826

Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 9337, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in the R.A. 7227.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology, or IT, service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday, or ITH, starting February 2001.

On October 31, 2006, the BOI approved ePLDT’s application for pioneer status for its new projects which included Vitro™ value-added services and additional capacity of the Data Center, which entitles the company to another six-year income tax holiday incentive for this activity. The coverage period of the new ITH is yet to be disclosed by the BOI.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance is entitled to certain tax incentives, including an ITH for six years starting in June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration.

iPlus Intelligent Network, Inc., or iPlus, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of application service provider on a pioneer status. Under such registration, iPlus is entitled to a six-year ITH incentive from the actual start of commercial operations until January 1, 2009.

Vocativ is registered with the Philippine Economic Zone Authority, or PEZA, as an Ecozone Export Enterprise to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes after the expiration of its incentives. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. No. 7916, “The Special Economic Zone Act of 1995”, and must be paid and remitted in accordance with the amendments contained in R.A. No. 8748, as follows: (a) 3% to the Philippine Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

On December 5, 2005, Vocativ received approval from PEZA for the adjustment of the start of commercial operations, effectively extending the ITH expiration to the end of March 2006. On June 30, 2006, PEZA approved an ITH extension for another year which effectively extends the ITH expiration to April 2007.

mySecureSign, Inc., or mSSI, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of services related to public key infrastructure on a pioneer status. Under such registration, mSSI enjoys, among other incentives, a six-year ITH from August 1, 2001 or the actual start of commercial operations, whichever comes first. mSSI started commercial operations on January 1, 2002.

Ventus is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Ventus is entitled to certain tax incentives such as an ITH for six years starting March 2005. In relation to this, Ventus is required to comply with specific terms and conditions stated in the BOI registration.

Two of Ventus’ call center projects are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Ventus’ Iloilo and Pasig call center projects are entitled to certain tax incentives such as an ITH for six years starting March 2005 and August 2006, respectively. In relation to this, Ventus is required to comply with specific terms and conditions stated in the BOI registration.

Digital Paradise is registered with the BOI as a new IT service firm in the field of community access on a non-pioneer status. Under the provisions of the registration, Digital Paradise’s sales generated from its own community access activity and franchise fees are entitled to an ITH for a period of four years beginning December 2002. In December 2006, the BOI approved Digital Paradise’s application for a status upgrade from non-pioneer to pioneer, accordingly extending the ITH period for another two years starting January 2007.

Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. In April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and educational project. Accordingly, the ITH period was extended from four to six years.

In September 2006, PEZA approved SPi’s application for registration as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As a registered enterprise, SPi is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years. After the ITH period, SPi is liable for a final tax, in lieu of all taxes after the expiration of its incentives. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. 7916, “The Special Economic Zone Act of 1995”, and will be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the Philippine Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

Wolfpac is registered with the BOI as a new operator of service provider applications. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004.

Smart Broadband has three registered activities with the BOI on a pioneer status, namely: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of these registrations, Smart Broadband is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years from February 2001, August 2001 and July 2005, respectively.

Income derived from non-registered activities with the BOI is subject to the normal income tax rate enacted as at the balance sheet date.

Consolidated tax incentives availed for the years ended December 31, 2006, 2005 and 2004 amounted to Php142 million, Php235 million and Php2,208 million, respectively.

On May 24, 2005, the president of the Philippines signed into law Republic Act No. 9337, or R.A. 9337, amending certain sections of the National Internal Revenue Code, which took effect on November 1, 2005. R.A. 9337, among others, introduced the following changes:

d.       The regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations increased from 32% to 35% effective November 1, 2005 and will be reduced to 30% effective January 1, 2009.

e.        The VAT rate increased from 10% to 12% effective February 1, 2006.

f.         The input VAT on capital goods should be spread evenly over the estimated useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds one million pesos.

In 2006, the net movement in deferred tax assets primarily pertains to deferred tax assets recognized in relation to the benefit that would be derived from the disposal of certain Piltel assets with the expected lifting of a mortgage trust indenture, or MTI, restrictions resulting from the full repayment of Pitel’s restructured debt on December 4, 2006. For further discussion, please see Note 12 – Interest-bearing Financial Liabilities.

Certain of our valuation allowance on deferred income tax assets have been reversed to the extent that such related deferred tax assets are expected to be utilized against sufficient future taxable profit. We had valuation allowance on deferred tax assets of Php299 million and Php5,615 million largely pertaining to asset impairment as at December 31, 2006 and 2005, respectively.

The balance of consolidated NOLCO as at December 31, 2006 may be used by the particular entities that incurred the losses as deductions against their future taxable income as follows:

Year Incurred	Expiry Date	(in million pesos)
2004	December 31, 2007	26
2005	December 31, 2008	11,222
2006	December 31, 2009	3,020
Total NOLCO		14,268

Tax benefit as at December 31, 2006		4,994

The benefit of MCIT amounting to Php983 million as at December 31, 2006 can be claimed as deductions against income tax payable until 2008.

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax is as follows:

	2006	2005	2004
	(in million pesos)
Provision for income tax at the applicable statutory tax rates	15,340	14,875	11,149
Tax effects of:
Tax exempt income and non-deductible expenses	1,410	445	3,731
Differences between statutory tax rate and special tax rate of certain subsidiaries	1,043	(1,507)	(835)
Equity share in net losses (income) of associates	18	(2)	24
Results of operations subject to income tax holiday and other non-taxable income	(1,674)	(1,234)	(1,316)
Changes in valuation allowance	(7,091)	(7,728)	(5,927)
Actual provision for income tax	9,046	4,849	6,826

20. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per share:

	2006		2005		2004
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos, except per share amounts)
Consolidated net income	33,598	33,598	40,603	40,603	28,101	28,101
Dividends on preferred stock	(572)	(572)	(1,677)	(70)	(1,764)	(285)
Accretion to redemption value of Preferred Stock Subject to Mandatory Redemption and foreign exchange revaluation	(765)	(765)	(1,443)	(1,746)	(1,503)	(1,503)
Consolidated net income attributable to common shareholders	32,261	32,261	37,483	38,787	24,834	26,313
	(in thousand shares)
Outstanding common shares at beginning of year	180,789	180,789	170,214	170,214	169,476	169,476
Effect of issuance of common shares during the year	3,667	3,667	1,855	1,855	252	252
Average incremental number of shares under ESOP during the year	–	–	–	94	–	155
Common shares equivalent of preferred shares deemed dilutive:
10% Cumulative Convertible Preferred Stock (Note 14)	–	–	–	2,617	–	3,305
Preferred Stock Series III (Note 14)	–	–	–	–	–	7,908
Preferred Stock Series VI (Note 14)	–	–	–	4,399	–	–
Preferred Stock Series VII (Note 14)	–	–	–	3,842	–	–
Weighted average number of common shares for the year	184,456	184,456	172,069	183,021	169,728	181,096
Earnings per common share	Php174.90	Php174.90	Php217.84	Php211.93	Php146.32	Php145.30

Series III, V, VI and VII Convertible Preferred Stock and 10% Cumulative Convertible Preferred Stock were deemed dilutive based on a calculation of the required dividends on each respective preferred shares divided by the number of equivalent common shares, assuming such preferred shares are converted into common shares and compared against the basic EPS. Since the amount of dividends on Series VI and VII Convertible Preferred Stock in 2005 and Series III Convertible Preferred Stock in 2004, including 10% Cumulative Convertible Preferred Stock in both years, over its equivalent number of common shares decreased the basic EPS, these convertible preferred stocks were deemed dilutive.

The computation of diluted earnings per common share were anti-dilutive for the year ended December 31, 2006, therefore, the amounts reported for basic and diluted earnings per common share were the same.

Dividends Declared For the Years Ended December 31, 2006, 2005 and 2004

	2006		2005		2004
Class	Per Share	Total	Per Share	Total	Per Share	Total
		(in million pesos)		(in million pesos)		(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	Php4.675	2	Php4.675	21	Php4.675	48
Series VI	US$0.09925	71	US$0.09925	102	US$0.09925	106
Series VII	JPY10.179725	59	JPY10.179725	78	JPY10.179725	82
		132		201		236

10% Cumulative Convertible Preferred Stock
Series CC	Php1.00	17	Php1.00	17	Php1.00	17
Series DD	1.00	3	1.00	3	1.00	2
Series A, I, R, W, AA and BB	1.00	128	1.00	129	1.00	130
Series B, F, Q, V and Z	1.00	90	1.00	91	1.00	91
Series E, K, O and U	1.00	45	1.00	44	1.00	45
Series C, D, J, T and X	1.00	58	1.00	58	1.00	58
Series G, N, P and S	1.00	26	1.00	27	1.00	27
Series H, L, M and Y	1.00	40	1.00	40	1.00	40
		407		409		410

Convertible Preferred Stock
Series III	–	–	US$1.029412	968	US$1.029412	1,070

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*		49		49		48

Common Stock	Php50.00	9,379	Php14.00	2,384	Php–	–
	28.00	5,080	21.00	3,598	–	–
	–	–	21.00	3,642	–	–
		14,459		9,624		–
Charged to retained earnings		15,047		11,251		1,764

* Dividends are declared based on total amount paid up.

Dividends Declared After December 31, 2006

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 6, 2007	March 20, 2007	April 15, 2007	Php4.675	–
	June 12, 2007	June 28, 2007	July 15, 2007	Php4.675	–
Series VI	March 6, 2007	March 20, 2007	April 15, 2007	US$0.09925	4
	June 12, 2007	June 28, 2007	July 15, 2007	US$0.09925	3
					7

10% Cumulative Convertible Preferred Stock
Series CC	January 30, 2007	February 28, 2007	March 30, 2007	Php1.00	16
Series DD	January 30, 2007	February 15, 2007	February 28, 2007	1.00	3
Series EE	March 27, 2007	April 26, 2007	May 31, 2007	1.00	–
					19
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 30, 2007	February 23, 2007	March 15, 2007	–	12
	May 8, 2007	May 25, 2007	June 15, 2007	–	12
					24

Common Stock	March 6, 2007	March 20, 2007	April 20, 2007	Php50.00	9,428
					9,478

* Dividends are declared based on total amount paid up.

21. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as at December 31, 2006:

		Long-term lease obligations		Unconditional purchase	Other long-term
Year	Long-term debt	Operating	Capital	obligations(1)	obligations	Total
	(in million pesos)
2007	16,316	572	1,521	4,972	–	23,381
2008	7,759	593	38	981	1,629	11,000
2009	14,978	564	10	981	–	16,533
2010	4,834	465	1	981	–	6,281
2011	1,279	358	–	981	–	2,618
2012 and onwards	40,692	868	–	1,962	–	43,522
Total	85,858	3,420	1,570	10,858	1,629	103,335

(1) Based on the Original Air Time Purchase Agreement with AIL

Long-term Debt Obligations

For a discussion of our long-term debt obligations, see Note 12 – Interest-bearing Financial Liabilities.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at December 31, 2006, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php6 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at December 31, 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php10 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations amounting to Php3,053 million as at December 31, 2006 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations amounting to Php100 million as at December 31, 2006 in respect of office and lot rentals with over 185 lessors nationwide, ePLDT has lease obligations amounting to Php238 million as at December 31, 2006 in respect of certain office space rentals and PLDT Global has lease obligations amounting to Php13 million as at December 31, 2006 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 12 – Interest-bearing Financial Liabilities.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. See Note 16 – Related Party Transactions, for a discussion of PLDT’s obligations under the Original ATPA and the Amended ATPA.

As at December 31, 2006, PLDT’s aggregate remaining minimum obligation under the Original ATPA was approximately Php10,858 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 14 – Preferred Stock Subject to Mandatory Redemption, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As at December 31, 2006, 2,675,393 shares of Series V Convertible Preferred Stock, 4,419,916 shares of Series VI Convertible Preferred Stock and all of the 3,842,000 shares of the then outstanding Series VII Convertible Preferred Stock had been voluntarily converted to PLDT common shares. As at December 31, 2006, 46,047 shares of Series V and 875,188 shares of Series VI Convertible Preferred Stocks remained outstanding.

Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V and VI Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share and US$36.132 per share, respectively.

The aggregate value of the put option based on outstanding shares as at December 31, 2006 was Php1,629 million which is puttable on June 4, 2008, if all of the outstanding shares of Series V and VI Convertible Preferred Stocks were mandatorily converted and all the common shares were put to PLDT at that time. The market value of the underlying shares of common stock was Php2,349 million, based on the market price of PLDT common shares of Php2,550.00 per share as at December 31, 2006.

Commercial Commitments

As at December 31, 2006, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,546 million. These commitments will expire within one year.

22. Provisions and Contingencies

As discussed below, we currently expect that going forward, we will pay local franchise taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our consolidated financial statements as at December 31, 2006.

NTC Supervision and Regulation Fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As at December 31, 2006, since 1994, PLDT has paid a total amount of Php2,219 million in SRF, of which Php1,956 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and, upon the rules and practice of court, stands submitted for decision.

Local Business and Franchise Tax Assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause.

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

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax. Pursuant to said decision, PLDT has voluntarily paid the total amount of Php15 million for the period from the fourth quarter of 1998 until December 31, 2003, which includes the Php4 million subject of the case.

PLDT had no longer contested assessments of LGUs for franchise taxes as at December 31, 2006. However, PLDT continues to contest the validity of the assessment of penalties and surcharges of Php1.3 million and Php2.3 million, by the City of Ozamiz and the Province of Bulacan, respectively, for the years 1998 to 2002 when PLDT refrained from payment of local franchise taxes upon its reliance in good faith on the BLGF Ruling that it is exempt from local franchise tax. PLDT is also contesting the validity of the assessment of local franchise tax of Php2.8 million by the Province of Cagayan on the gross receipts received or collected by PLDT in Tuguegarao City wherein franchise tax was already paid to the latter.

PLDT likewise continues to contest the imposition of local business taxes in addition to local franchise tax by the Cities of Tuguegarao, Balanga and Caloocan in the amounts of Php1.9 million, Php0.2 million and Php6.2 million, respectively, for the years 1998 to 2003 for the City of Tuguegarao, and for the years 2005 to 2007 for the Cities of Balanga and Caloocan. PLDT is likewise contesting the imposition of a business tax on the transmission of messages by the Municipality of San Pedro in the amount of Php0.3 million for the years 2005 to 2007.

PLDT currently expects that going forward it will pay local franchise and business taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has paid local business and franchise taxes to certain cities and provinces in the aggregate amount of Php313 million under protest. Smart’s legal position is that it is not liable to pay the local franchise tax by virtue of Smart’s exemption under its legislative franchise under R.A. 7294, which took effect after the effective date of the Local Government Code of 1991, or R.A. 7160.

The Regional Trial Court, or RTC, of Makati has declared Smart exempt from payment of local franchise tax to the City of Makati in a decision rendered in the case entitled Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004). The City of Makati has filed a Motion for Extension to file a Petition for Review with the Court of Appeals. However, on June 9, 2005, the Court of Appeals dismissed the appeal filed by the City of Makati.

The RTC of Iloilo has likewise ruled in a decision dated January 19, 2005 that Smart is exempt from payment of local franchise tax to the City of Iloilo. The City of Iloilo has filed an appeal directly with the Supreme Court, which remains pending.

Piltel’s Bureau of Internal Revenue, or BIR, Assessment

Piltel has received the following assessment notices from the BIR:

Year	Tax Assessment Type	Basic	Interest	Total
		(in million pesos)
1998	Value Added Tax, or VAT	85.8	68.7	154.5
	Overseas Communications Tax, or OCT	31.8	25.5	57.3
	Income Tax	12.4	9.4	21.8
	Administrative Penalties	0.1	–	0.1

1999	VAT	94.5	67.8	162.3
	Income Tax	22.7	13.8	36.5

2001	VAT	56.2	35.1	91.3
	Income Tax	13.4	8.9	22.3

On December 12, 2005, Piltel filed a collective application for a compromise settlement with the BIR for the deficiency tax assessments arising from taxable years 1998, 1999 and 2001, citing “reasonable doubt as to the validity of the tax assessments” as a basis. The prescribed minimum percentage of the compromise settlement for such basis is 40% of the basic assessed tax.

On January 27, 2006, Piltel received the favorable recommendation and approval from the BIR on the said application for a compromise settlement. On January 31, 2006, Piltel settled the total amount of Php114 million, which is equivalent to 40% of the basic taxes per final assessment notices received, to effect the immediate cancellation of the tax assessments. On February 24, 2006, the BIR accepted Piltel’s application for a compromise settlement of income taxes and VAT for the years 1998, 1999 and 2001, and issued the Certificate of Availment on the said date.

Enhanced Voluntary Assessment Program, or EVAP, Availment

In 2005, the BIR launched the EVAP, which grants taxpayers who availed themselves of the program and are qualified the privilege of the last priority in BIR audit and investigation. The EVAP applies to all internal revenue taxes covering the taxable year ending December 31, 2004 and all prior years, including one-time taxes such as estate tax, donor’s tax, capital gains tax, expanded withholding tax and documentary stamp tax on the transfer, sale, exchange, or disposition of assets, and likewise applies to taxpayers enjoying preferential tax treatment. A taxpayer who has availed himself of the EVAP and is qualified to avail himself will not be audited except upon prior authorization and approval of the Commissioner of Internal Revenue when there is strong evidence or a finding of understatement in the payment of a taxpayer’s correct tax liability by more than 30%, as supported by a written report of the appropriate office stating in detail the facts and the law on which such finding is based. However, any EVAP payment should be allowed as tax credit against deficiency tax due, if any, in case the concerned taxpayer has been subjected to a tax audit.

PLDT availed itself of the program and paid a total of Php6 million for VAT and income tax for taxable year 2004, and VAT and withholding tax for taxable year 2002.

Maratel availed itself of the EVAP for income tax for the taxable year 2004, SubicTel availed itself the program for its income tax, withholding tax and percentage tax for taxable year 2002 and ClarkTel availed itself of the program for its income tax for both taxable years 2003 and 2004. The total payment of Maratel, SubicTel and ClarkTel amounted to Php800,000. Smart’s EVAP availment, for which Php53 million was paid, covered the income tax for the taxable years 2003 and 2004, the VAT for the taxable year 2002, the OCT for the year 2002, and the withholding taxes for the taxable years 2002, 2003 and 2004. Meanwhile, Piltel’s EVAP availment, which involved payment of Php3 million, covered its income tax for the taxable year 2003 and its expanded withholding tax for the taxable years 2003 and 2004. On August 2, 2006, Smart received its Certificate of Qualification, or CQ, for the EVAP availment for income tax, VAT, OCT and withholding taxes for taxable year 2002.

With the exception of SubicTel and ClarkTel, whose EVAP CQ were issued on September 13, 2006 and December 10, 2006, respectively, PLDT and other subsidiaries are awaiting for their respective EVAP CQ to be issued by the BIR.

Improved Voluntary Assessment Program, or IVAP, Availment

In 2006, the BIR launched the IVAP, which similarly grants taxpayers who availed themselves of the program and are qualified the privilege of the last priority in BIR audit and investigation. The IVAP applies to all internal revenue taxes covering the taxable year ending December 31, 2005 and fiscal year ending on any day not later than June 30, 2006 and all prior years, including one-time taxes such as estate tax, donor’s tax, capital gains tax, expanded withholding tax and documentary stamp tax on the transfer, sale, exchange, or disposition of assets, and likewise applies to taxpayers enjoying preferential tax treatment. Unlike under the EVAP, however, under the IVAP, taxpayers who avail themselves of the same will no longer be subject to tax audit except in the case of fraud manifested through understatement of the correct tax liability by more than 30%.

Smart availed itself of the IVAP for its income tax and VAT for the taxable year 2005 and paid a total amount of Php40 million to the BIR. Maratel availed itself of the IVAP for the taxable years 2004 and 2005 for its income, VAT, percentage and withholding taxes, while SubicTel availed itself of the program for the taxable year 2004 for its income and value added taxes only and for the taxable year 2005 for its income, VAT and withholding taxes. ClarkTel availed itself of the IVAP for the taxable years 2003, 2004, 2005 for income and withholding taxes, except for income taxes for taxable years 2003 and 2004, for which an EVAP CQ covering these taxable periods was already issued. The total collective IVAP payments for Maratel, SubicTel and ClarkTel amounted to Php12 million.

Air Time Purchase Agreement with AIL

See Note 16 – Related Party Transactions and Note 21 – Contractual Obligations and Commercial Commitments for a discussion of PLDT’s obligations under the Original ATPA and the Amended ATPA.

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

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2006 and 2005. There are no material unrecognized financial assets and liabilities as at December 31, 2006 and 2005.

	Carrying Value		Fair Value
	2006	2005	2006	2005
	(in million pesos)
Current Financial Assets
Cash and cash equivalents	16,870	30,059	16,870	30,059
Short-term investments	8,327	2,750	8,327	2,750
Trade and other receivables	10,158	7,856	10,158	7,856
Derivative assets	47	37	47	37
Total current financial assets	35,402	40,702	35,402	40,702
Noncurrent Financial Assets
Investments - available-for-sale(1)	116	109	116	109
Derivative assets	434	2,648	434	2,648
Total noncurrent financial assets	550	2,757	550	2,757
Total Financial Assets	35,952	43,459	35,952	43,459

Current Financial Liabilities
Accounts payable	8,347	15,966	8,347	15,966
Current portion of long-term debt(2)	16,316	18,797	16,971	19,435
Obligations under capital lease(2)	924	753	924	753
Notes payable(2)	201	–	201	–
Derivative liabilities	108	192	108	192
Dividends payable	777	746	777	746
Total current financial liabilities	26,673	36,454	27,328	37,092
Noncurrent Financial Liabilities
Long-term debt – net of current portion(2)	69,542	93,516	69,028	92,811
Obligations under capital lease(2)	106	344	106	344
Derivative liabilities	6,872	5,777	6,872	5,777
Preferred stock subject to mandatory redemption	1,374	12,004	1,528	14,053
Total noncurrent financial liabilities	77,894	111,641	77,534	112,985
Total Financial Liabilities	104,567	148,095	104,862	150,077

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

Preferred stock subject to mandatory redemption: The fair values were determined using a discounted cash flow model.

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

The table below sets out the information about our derivative financial instruments as at December 31, 2006 and 2005:

		2006		2005
	Maturity	Notional	Mark-to-market Gain (Loss)	Notional	Mark-to-market Gain (Loss)
		(in millions)
PLDT

Long-term currency swaps
	2017	US$300	(Php2,716)	US$300	Php417
	2012	250	(2,475)	250	(428)

Long-term foreign currency bought call options	2009	167	(747)	175	301

Long-term foreign currency sold call options	2009	167(1)	138	175(1)	(270)

Short-term currency sold call options	2007	7	(6)	JPY151	(2)

Interest rate swap	2012	63	(423)	US$125	(1,569)

Forward foreign exchange contracts	2007	202	(90)	220	(169)
		–	–	JPY1,282	7

Bifurcated equity call options	2008	1 share	(224)	8 shares	(1,597)
			(Php6,543)		(Php3,310)
Smart

Bifurcated embedded derivatives	2007	US$15	44	US$9	26
Net liabilities			(Php6,499)		(Php3,284)

(1) Sold call options of 2009 long-term foreign currency options based on the same notional amount as the long-term foreign currency bought call option.

	2006	2005
	(in million pesos)
Presented as:
Current assets	47	37
Noncurrent assets	434	2,648
Current liabilities	(108)	(192)
Noncurrent liabilities	(6,872)	(5,777)
Net liabilities	(6,499)	(3,284)

Analysis of loss on derivative transactions for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	(in million pesos)
Net mark-to-market loss at end of year	(6,499)	(3,284)	(2,953)
Net mark-to-market loss at beginning of year	(3,284)	(2,953)	(2,205)
Net change	(3,215)	(331)	(748)
Settlements, accretion and conversion	(3,642)	(1,470)	(116)
Net loss on derivative transactions	(6,857)	(1,801)	(864)

PLDT

Long-term Currency Swaps

PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As at December 31, 2006 and 2005, these long-term currency swaps have an aggregate notional amount of US$550 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of its long-term principal only currency swap agreements in order to lower the running hedging cost of the swaps. As at December 31, 2006 and 2005, the outstanding swap contracts have an agreed average swap exchange rate of Php50.76.

In order to manage hedge costs, these swaps included a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at December 31, 2006 and 2005, US$717 million and US$725 million, respectively, of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 5.18% and 4.50% per annum as at December 31, 2006 and 2005, respectively.

Long-term Foreign Currency Bought Call Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php90.00 to US$1.00, PLDT will have to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess of the spot exchange rate on maturity date against the agreed threshold rate. On the other hand, if on maturity, the Philippine peso to US$1.00 spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. In July 2004, PLDT and its counterparty agreed to re-document and re-classify the transaction into long-term currency option contracts. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 6.17% and 5.68% per annum as at December 31, 2006 and 2005, respectively.

The option currency contract relating to PLDT’s option to purchase U.S. dollar at Php52.50 to US$1.00 or the prevailing spot rate at maturity, whichever is lower, is entered into in tandem with an option currency contract relating to the counterparty’s option to purchase foreign currency from PLDT at Php90.00 to US$1.00. See discussion below under – Long-term Foreign Currency Sold Call Options.

In December 2006, the currency swap agreements were partially terminated, which effectively lowered the outstanding currency options notional amount to US$167 million. Total amounts settled for the unwinding is Php40 million.

Long-term Foreign Currency Sold Call Options

With reference to the above-mentioned hedge on the PLDT’s 2009 fixed rate notes, PLDT simultaneously sold a currency option contract with the same notional amount of US$175 million with the same maturity that gives the counterparty a right to purchase foreign currency at Php90.00 to US$1.00. Together with the bought call long-term currency option contract, PLDT has the obligation to purchase U.S. dollars at an exchange rate of Php52.50 to US$1.00 plus the excess of the spot exchange rate on maturity date against the agreed threshold rate. In exchange for this condition, the overall net hedging cost for the transaction is reduced. In December 2006, the currency swap agreements were partially terminated, which lowered the notional amount to US$167 million. Since charges in fair value have already been recognized as profit and loss in prior periods, the corresponding proceeds from the partial termination of the currency option contract amounted to Php7 million.

Short-term Foreign Currency Sold Call Options

PLDT entered into short-term U.S. dollar subsidized forward contracts to partially hedge PLDT’s fixed rate notes due June 2006. In order to reduce overall net hedging cost for the transactions, these forward contracts have been structured to include the sale of currency call option contracts that give the counterparty the right to purchase foreign currency at an agreed exchange rate. PLDT effectively has the obligation to buy U.S. dollars at a subsidized forward rate plus any excess above the agreed threshold rate should the Philippine peso to U.S. dollars spot exchange rate on the maturity date settle beyond that agreed threshold. PLDT’s subsidized forward contracts amounting to US$62 million matured on June 29, 2006. As at December 31, 2006, there were no outstanding subsidized forward contracts.

PLDT also entered into short-term U.S. dollar subsidized and accumulating forwards and Japanese yen currency option contracts to hedge other short-term foreign currency obligations. As at December 31, 2006, the outstanding U.S. dollar currency option contracts amounted to US$8 million with an average exchange rate of US$50.40. PLDT’s Japanese yen currency option contracts amounting to JPY5,410 million matured on September 21, 2006. As at December 31, 2006, there are no outstanding Japanese yen currency option contracts.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90 to US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3% such that the fixed coupon rate due to PLDT when the Japanese yen strengthens below the agreed threshold will be 8.375%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

In March 2006, the interest rate and overlay swap agreements were partially terminated to effectively lower the outstanding interest rate swap notional amount to US$62.5 million. Since changes in fair values have already been recognized as profit and loss in prior periods, the corresponding liability settled by PLDT amounted to Php804 million.

Forward Foreign Exchange Contracts

PLDT entered into short-term U.S. dollar and Japanese yen forward foreign exchange contracts to hedge short-term foreign currency obligations. As at December 31, 2006, outstanding forward foreign exchange contracts amounted to US$202 million with an average exchange rate of Php49.50. There were no outstanding JPY forward foreign exchange contracts as at December 31, 2006.

Bifurcated Embedded Derivatives

Derivative instruments include derivatives (or derivative-like provisions) embedded in non-derivative contracts. PLDT’s outstanding bifurcated embedded derivative transactions as at December 31, 2004 covered service contracts denominated in U.S. dollars paid out to a Japanese company in April 2005. There are no outstanding bifurcated embedded derivative transactions as at September 30, 2006.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series VI and VII Convertible Preferred Stock, see Note 12 – Interest-bearing Financial Liabilities. Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT common stock. For 30 days thereafter, the holders of these mandatorily converted shares of common stock have the option to sell such shares of common stock back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. On August 18, 2006, all 3,842,000 shares of Series VII shares were converted to PLDT common stock. As at December 31, 2006 and 2005, the negative fair market value of these embedded call options amounted to Php224 million and Php1,597 million, respectively.

Smart

Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at December 31, 2006 and 2005, outstanding contracts included service contract with foreign equipment suppliers and various suppliers covering handset importations denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction.

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

Liquidity Risk

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we currently intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as at December 31, 2006 and 2005:

	2006		2005
	U.S. Dollar	Php Equivalent(1)	U.S. Dollar	Php Equivalent(2)
	(in millions)
Current Financial Assets
Cash and cash equivalents	US$154	Php7,577	US$244	Php12,957
Short-term investments	92	4,521	55	2,934
Trade and other receivables	252	12,348	139	7,371
Derivative assets	1	47	1	37
Total current financial assets	499	24,493	439	23,299
Noncurrent Financial Assets
Derivative assets	9	434	50	2,648
Notes receivable	–	–	6	346
Total noncurrent financial assets	9	434	56	2,994
Total Financial Assets	US$508	Php24,927	US$495	Php26,293

Current Financial Liabilities
Accounts payable	US$122	Php5,968	US$42	Php2,227
Accrued expenses and other current liabilities	208	10,194	68	3,587
Derivative liabilities	2	108	3	192
Current portion of interest-bearing financial liabilities	327	16,027	337	17,867
Total current financial liabilities	659	32,297	450	23,873
Noncurrent Financial Liabilities
Interest-bearing financial liabilities - net of current portion	1,356	66,510	1,738	92,218
Derivative liabilities	140	6,872	109	5,777
Preferred stock subject to mandatory redemption	27	1,308	221	11,702
Total noncurrent financial liabilities	1,523	74,690	2,068	109,697
Total Financial Liabilities	US$2,182	Php106,987	US$2,518	Php133,570

(1) The exchange rate used was Php49.045 to US$1.00.

(2) The exchange rate used was Php53.062 to US$1.00.

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php49.045 to US$1.00 and Php53.062 to US$1.00, the Philippine peso-U.S. dollar exchange rates as at December 31, 2006 and 2005, respectively.

As at June 26, 2007, the peso-dollar exchange rate was Php46.222 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated liabilities as at December 31, 2006 would have decreased by Php4,726 million.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at December 31, 2006, approximately 96% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Thus, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase, respectively, both the principal amount of our unhedged foreign currency-denominated debts (representing 43% of our consolidated debts, or 31% net of our U.S. dollar cash balances as at December 31, 2006), and interest expense on our debt in Philippine peso terms. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate. For further information on our loan covenants, see Note 12 – Interest-bearing Financial Liabilities.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign currency risk associated with our foreign currency-denominated loans. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of currency option contracts, and fixed to floating coupon only swap agreements. Accounted for as either cash flow hedges or transactions not designated as hedges, changes in the fair value of these financial instruments are recognized as accumulated other comprehensive income (loss) in equity until the hedged item is recognized directly as income or expense for the period.

As at December 31, 2006, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts, and currency option contracts amounted to US$202 million, US$550 million, and US$174 million, respectively. Smart had no outstanding forward foreign exchange contracts as at December 31, 2006.

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

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Credit Risk

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts.

With respect to credit risk arising from our financial assets, which comprise cash and cash equivalents, trade and other receivables, notes receivable and certain derivative financial instruments, our exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these financial instruments.

We have no significant concentrations of credit risk.

24. Reportable Segments

Operating segments are components of PLDT that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about how resources are to be allocated to the segment and assess their performances, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 3 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•         Wireless — wireless telecommunications services provided through (a) our cellular service providers namely, Smart and Piltel, Smart Broadband, our wireless broadband provider, and Wolfpac, our wireless content operator and (b) our satellite and VSAT operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat;

•         Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Maratel, Piltel, BCC and PLDT Global, which together account for approximately 3% of our consolidated fixed line service revenues; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT; call center services provided under one umbrella brand name ePLDT Ventus, including Parlance and Vocativ; BPO services provided by SPi (consolidated since July 11, 2006) and its subsidiaries; internet access and gaming services provided by ePLDT’s subsidiaries Infocom, Digital Paradise, Digital Paradise Thailand, netGames, Airborne Access and Level Up!; and e-commerce and IT-related services provided by other investees of ePLDT, as described in Note 8 – Investments.

Transfer prices between business segments are set on an arm’s-length basis in a manner similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. These transfers are eliminated in consolidation.

The results of the reportable segments are derived directly from the PLDT Group’s management reporting system. The results are based on the PLDT Group’s method of internal reporting. The segment assets and results of operations of our reportable segments as at and for the years ended December 31, 2006, 2005 and 2004 reported under U.S. GAAP are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Inter-segment Transactions	Total
	(in million pesos)

As at and for the year ended December 31, 2006
Revenues
Service	78,383	49,203	6,337	(8,919)	125,004
Non-service	2,022	79	553	(122)	2,532
Segment revenues	80,405	49,282	6,890	(9,041)	127,536

Result
Operating income (loss)	38,134	10,196	(252)	101	48,179
Income (loss) before income (loss) tax, cumulative effect of change in accounting policy and minority interest in net loss (income) of consolidated subsidiaries	42,782	1,366	(320)	–	43,828
Benefit from (provision for) income tax	(8,729)	(351)	34	–	(9,046)
Net income (loss) for the year before cumulative effect of changes in accounting policy and minority interest in net loss of consolidated subsidiaries	34,053	1,015	(286)	–	34,782

Assets
Segment assets	87,873	193,012	17,148	(59,586)	238,447
Deferred income tax assets	7,349	18,340	59	–	25,748
Total assets	95,222	211,352	17,207	(59,586)	264,195

Investments – at equity	–	–	636	–	636
Goodwill	16,446	426	8,141	–	25,013

Other segment information
Capital expenditures	10,491	8,723	1,134	–	20,348
Depreciation and amortization	9,743	17,676	711	–	28,130
Provision for doubtful accounts	627	45	64	–	736
Provision for inventory obsolescence	202	9	–	–	211
Asset impairment	1,391	–	408	–	1,799
MRP	29	413	3	–	445
Interest on loans and related items – net of capitalized interest	468	5,953	21	–	6,442
Interest income	965	441	16	–	1,422

As at and for the year ended December 31, 2005
Revenues
Service	74,195	49,431	2,953	(6,231)	120,348
Non-service	2,711	41	352	(117)	2,987
Segment revenues	76,906	49,472	3,305	(6,348)	123,335

Result
Operating income	37,470	10,483	52	509	48,514
Income before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries	40,508	5,205	57	–	45,770
Provision for income tax	(4,285)	(544)	(20)	–	(4,849)
Net income for the year before cumulative effect of changes in accounting policy and minority interest in net loss of consolidated subsidiaries	36,223	4,661	37	–	40,921

Assets
Segment assets	93,589	191,193	4,355	(42,883)	246,254
Deferred income tax assets	6,735	16,715	5	–	23,455
Total assets	100,324	207,908	4,360	(42,883)	269,709

Investments – at equity	–	–	15	–	15
Goodwill	15,472	426	184	–	16,082

Other segment information
Capital expenditures	8,827	6,432	605	–	15,864
Depreciation and amortization	9,200	18,240	415	–	27,855
Provision for doubtful accounts	253	1,944	54	–	2,251
Provision for inventory obsolescence	322	157	–	–	479
Asset impairment	–	–	11	–	11
MRP	131	327	–	–	458
Interest on loans and related items – net of capitalized interest	952	8,639	24	–	9,615
Interest income	1,057	385	15	–	1,457

As at and for the year ended December 31, 2004
Revenues
Service	68,653	48,546	2,080	(4,375)	114,904
Non-service	6,111	–	321	(163)	6,269
Segment revenues	74,764	48,546	2,401	(4,538)	121,173

Result
Operating income (loss)	33,166	16,519	(634)	(512)	48,539
Income (loss) before income tax, cumulative effect of change in accounting policy and minority interest in net income of consolidated subsidiaries	33,463	2,020	(643)	–	34,840
Provision for income tax	(5,967)	(800)	(59)	–	(6,826)
Net income (loss) for the year before cumulative effect of changes in accounting policy and minority interest in net income of consolidated subsidiaries	27,496	1,220	(702)	–	28,014

Assets
Segment assets	89,869	196,300	3,716	(30,871)	259,014
Deferred income tax assets	3,164	16,846	17	–	20,027
Total assets	93,033	213,146	3,733	(30,871)	279,041

Investments – at equity	–	–	8	–	8
Goodwill	15,787	426	187	–	16,400

Other segment information
Capital expenditures	14,742	4,026	500	–	19,268
Depreciation and amortization	10,082	9,677	339	–	20,098
Provision for doubtful accounts	204	3,751	–	–	3,955
Provision for inventory obsolescence	213	361	3	–	577
Asset impairment	430	365	617	–	1,412
MRP	13	553	–	–	566
Interest on loans and related items – net of capitalized interest	984	10,137	42	(48)	11,115
Interest income	724	248	18	(48)	942

25. Other Matters

a. Supplemental Disclosures of Cash Flow Information

	2006	2005	2004
	(in million pesos)
Cash paid during the year for:
Income tax	8,267	9,722	5,478
Interest:
Capitalized to property, plant and equipment	549	504	595
Charged to operations	7,528	10,545	12,310
Interest income received	1,481	1,408	954

Supplemental schedule of noncash investing and financing activities:
Preferred stock subject to mandatory redemption issued	–	–	125
Long-term debt restructured	–	–	170

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

d. Employees and Labor Relations

As at December 31, 2006, we had 28,219 employees within the PLDT Group. PLDT had 8,526 employees at the end of 2006, of which 44% were rank-and-file employees, 51% were management/supervisory staff and 5% were executives. This number represents a decrease of 493 employees, or approximately 6%, from the staff level as at the end of 2005, mainly as a result of the ongoing MRP. From a peak of 20,312 at the end of 1994, PLDT’s number of employees has declined by 11,786, or 58%, by the end of 2006. As at December 31, 2005, we had 18,926 and 9,013 employees under the PLDT Group and PLDT, respectively. The increase in the number of employees as at December 31, 2006 was primarily due to the acquisition of SPi, CyMed and Level Up!.

PLDT has three employee unions, the members of which in the aggregate represent 23% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

On November 16, 2006, PLDT and the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, concluded and signed a new three-year Collective Bargaining Agreement, or CBA, covering the period from November 9, 2006 to November 8, 2008. This CBA provides each member a signing bonus equivalent to one month’s salary (computed at the salary rate prevailing prior to November 9, 2007) plus Php15,000; monthly salary increases of Php2,150, Php2,200 and Php2,550 for the first, second and third year, respectively; an increase in the yearly Christmas gift certificate from Php7,000 to Php8,000; an increase in the amount of coverage under the group life insurance plan from Php500,000 to Php650,000; an additional contribution of Php1 million to the Education Loan Fund; Php35,000 funeral assistance for the death of a dependent. Other highlights of this CBA include increases in the rice subsidy and professional fee for dependent’s hospitalization.

On March 8, 2005, PLDT and PLDT Sales Supervisors’ Union, or PSSU, concluded and signed a new three-year CBA covering the period from January 1, 2005 to December 31, 2007. Effectivity date has been negotiated to be moved from March to January. This CBA provided each member monthly salary increases of 8% of basic pay or Php2,000, whichever is higher, for the first year; 10% of basic pay or Php2,700, whichever is higher, for the second year; and another 10% of basic pay or Php2,400, whichever is higher, for the third year. Other highlights of this CBA were improvements of existing benefits and a one-time signing bonus of Php33,000, including a Php3,000 goodwill bonus, for each member of PSSU. Furthermore, a Php4,000 one-time clothing accessory allowance was also provided.

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

e. SPi’s Acquisition of Springfield Service Corporation, or Springfield

On April 16, 2007, SPi acquired, through a wholly-owned US subsidiary, 100% of Springfield for an aggregate purchase price of US$44 million plus possible future earn out payments. Springfield offers practice management services including patient scheduling, coding and compliance assistance, consulting and specialized reporting services.

f. Piltel’s Equity Restructuring

On April 20, 2007, the Philippine SEC approved Piltel’s request to undergo equity restructuring to eliminate the deficit of Piltel as at December 31, 2006 amounting to Php22,251 million against the additional paid-in capital. The equity restructuring was approved by Piltel’s Board of Directors on March 5, 2007.

26. Changes in Presentation of Comparative Consolidated Financial Statements

We have reclassified certain accounts in 2005 consolidated financial statements to conform with our 2006 consolidated financial statements presentation.