Form 20-F
period 2007-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2008-04-09
CIK 78150

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2007

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

Atty. Ma. Lourdes C. Rausa-Chan, telephone: +(632) 816-8556; lrchan@pldt.com.ph;
Ramon Cojuangco Bldg., Makati Avenue, Makati City, Philippines

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

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

As at December 31, 2007:
188,740,519 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
441,650,297 shares of Serial Preferred Stock, Par Value Ten Philippine Pesos Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act: Yes [√] No [ ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: Yes [ ] No [√]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [√] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filed. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [√] Accelerated Filer [ ] Non-Accelerated Filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP [ ]

International Financial Reporting Standards as issued by the International Accounting Standards Board [√]

Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes [ ] No [√]

TABLE OF CONTENTS

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT		3

FORWARD-LOOKING STATEMENTS		5

PRESENTATION OF FINANCIAL INFORMATION		5

PART I		5
Item 1.	Identity of Directors, Senior Management and Advisors	5
Item 2.	Offer Statistics and Expected Timetable	5
Item 3.	Key Information	6
	Selected Financial Data	6
	Capital Stock	8
	Dividends Declared	8
	Dividends Paid	9
	Exchange Rates	9
	Risk Factors	10
Item 4.	Information on the Company	20
	Overview	20
	Historical Background and Development	20
	Organization	21
	Strengths	23
	Strategy	24
	Business	24
	Infrastructure	34
	Interconnection Agreements	37
	Licenses and Regulation	37
	Competition	39
	Environmental Matters	42
	Intellectual Property Rights	42
	Properties	42
Item 4A.	Unresolved Staff Comments	43
Item 5.	Operating and Financial Review and Prospects	43
	Overview	43
	Critical Accounting Policies	44
	New Accounting Pronouncements Effective Subsequent to 2007	48
	Results of Operations	48
	Plans and Prospects	65
	Liquidity and Capital Resources	66
	Impact of Inflation and Changing Prices	71
Item 6.	Directors, Senior Management and Employees	72
	Directors, Key Officers and Advisors	72
	Terms of Office	78
	Family Relationships	78
	Compensation of Key Management Personnel of the PLDT Group	78
	Long-Term Incentive Plan	78
	Executive Stock Option Plan	79
	Share Ownership	80
	Board of Directors – Independent Directors	80
	Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees	81
	Directors’ and Officers’ Involvement in Certain Legal Proceedings	83
	Employees and Labor Relations	85
	Pension and Retirement Benefits	85
Item 7.	Major Shareholders and Related Party Transactions	87
	Related Party Transactions	89
Item 8.	Financial Information	89
	Consolidated Statements and Other Financial Information	89
	Legal Proceedings	89
	Dividend Distribution Policy	91
Item 9.	The Offer and Listing	91
	Common Capital Stock and Amercian Depositary Shares (“ADSs”)	91
Item 10.	Additional Information	92
	Articles of Incorporation and By-Laws	92
	Material Contracts	97
	Exchange Controls and Other Limitations Affecting Securities Holders	97
	Taxation	98
	Documents on Display	102
Item 11.	Quantitative and Qualitative Disclosures About Market Risks	102
	Liquidity Risk	102
	Foreign Currency Exchange Risk	102
	Interest Rate Risk	104
	Credit Risk	105
	Capital Management	109
Item 12.	Description of Securities Other than Equity Securities	110

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	110
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	110
Item 15.	Controls and Procedures	110
Item 16A.	Audit Committee Financial Expert	110
Item 16B.	Code of Business Conduct and Ethics	111
Item 16C.	Principal Accountant Fees and Services	115
Item 16D.	Exemption from the Listing Standards for Audit Committees	115
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchaser	115

PART III		116
Item 17.	Consolidated Financial Statements	116
Item 18.	Consolidated Financial Statements	116
Item 19.	Exhibits	116

EXHIBIT INDEX		118

CERTIFICATION		123

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 –Summary of Significant Accounting Policies and Practices to the accompanying audited consolidated financial statements in Item 18 for a list of these subsidiaries, including a description of their respective principal business activities).

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States, all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan, and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php41.411 to US$1.00 on December 31, 2007. On April 3, 2007, the volume weighted average exchange rate quoted was Php41.552 to US$1.00.

In this report, each reference to:

•         ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, our wholly-owned subsidiary;

•         AIL means ACeS International Limited, a 36.99%-owned associate of ACeS Philippines;

•         Airborne Access means Airborne Access Corporation, a 51%-owned subsidiary of ePLDT;

•         BCC means Bonifacio Communications Corporation, our 75%-owned subsidiary;

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

•         ePLDT Ventus means the umbrella brand name for ePLDT’s customer interaction services, including Ventus, Vocativ and Parlance;

•         First Pacific means First Pacific Company Limited;

•         First Pacific Group means First Pacific and its Philippine and other affiliates;

•         GAAP means generally accepted accounting principles;

•         GSM means global system for mobile communications;

•         I-Contacts means I-Contacts Corporation, a wholly-owned subsidiary of Smart;

•         IFRS means International Financial Reporting Standards as issued by the International Accounting Standards Board;

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

•         NTC means the National Telecommunications Commission of the Philippines;

•         NTT means Nippon Telegraph and Telephone Corporation;

•         NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation;

•         NTT DoCoMo means NTT DoCoMo, Inc., a majority-owned and publicly traded subsidiary of Nippon Telegraph and Telephone Corporation;

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

•         Smart means Smart Communications, Inc., our wholly-owned subsidiary;

•         SBI means Smart Broadband, Inc., our wireless broadband provider and a wholly-owned subsidiary of Smart;

•         SPi means SPi Technologies, Inc., a wholly-owned subsidiary of ePLDT;

•         SPi Group means SPi and its subsidiaries;

•         SubicTel means PLDT Subic Telecommunications Company, Inc., our wholly-owned subsidiary;

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as of and for the years ended December 31, 2007 and 2006 included in this Annual Report on Form 20-F have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We adopted IFRS effective as of and for the fiscal year ended December 31, 2007 by applying IFRS 1: First-Time Adoption of International Reporting Standards. Our consolidated financial statements as at and for the year ended December 31, 2006 were originally prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and were restated in accordance with IFRS for comparative purposes only. An explanation of how the transition to IFRS from U.S. GAAP has affected our reported financial position, financial performance and cash flows is provided in Note 2 – Summary of Significant Accounting Policies and Practices – First-time Adoption and Transition to IFRS in the accompanying audited consolidated financial statements in Item 18.

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or U.S. SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have omitted in this Annual Report on Form 20-F financial statements and financial information for the year ended December 31, 2005.

The consolidated financial statements included in our Annual Reports on Form 20-F filed with the U.S. SEC in respect of the years ended December 31, 2006, 2005, 2004, 2003 and 2002 were prepared in conformity with U.S. GAAP and, prior to that, in conformity with PFRS.

IFRS differs in certain significant aspects from U.S. GAAP and PFRS. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented in our previous Annual Reports on Form 20-F filed with the U.S. SEC.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The selected consolidated financial information below as of and for the years ended December 31, 2007 and 2006 should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes, included elsewhere in this Annual Report. As disclosed above under “Presentation of Financial Information”, our consolidated financial statements as at, and for the years ended, December 31, 2007 and 2006 have been prepared and presented in conformity with IFRS.

The selected consolidated financial information below as at and for the years ended December 31, 2005, 2004, and 2003 is based on financial statements prepared and presented in conformity with U.S. GAAP and should be read in conjunction with, and is qualified in its entirety by reference to, such consolidated financial statements, including the notes, included in our previous Annual Report for the fiscal year ended December 31, 2006 filed with the U.S. SEC on June 27, 2007.

Therefore, data for 2005, 2004 and 2003 are not comparable with data for 2007 and 2006 and are presented separately.

Amounts in conformity with IFRS:

	Consolidated Financial Data
	Years Ended December 31,
	2007(1)	2007	2006
	(in millions, except earnings per common share, ratio of earnings to fixed charges and dividends declared per common share)
Statements of Operating Data:
Total Revenues	US$3,667	Php151,862	Php139,724
Service revenues	3,271	135,476	124,987
Non-service revenues	78	3,226	2,520
Foreign exchange gains – net	193	7,990	4,823
Interest Income	36	1,503	1,654
Other Income	89	3,667	5,740
Expenses	2,265	93,781	101,475
Net income	948	39,274	32,581
Earnings per common share
Basic	4.97	205.84	173.10
Diluted	4.95	204.88	173.01
Balance Sheets Data:
Cash and cash equivalents	421	17,447	16,870
Total assets	5,799	240,158	241,904
Total long-term debt - net of current portion	1,289	53,372	63,769
Total debt(2)	1,464	60,640	80,154
Total liabilities(3)	3,086	127,813	139,051
Total stockholders’ equity	2,713	112,345	102,853
Other Data:
Depreciation and amortization	691	28,613	31,869
Ratio of earnings to fixed charges(4)	8.4x	8.4x	5.1x
Net cash provided by operating activities	1,869	77,418	69,211
Net cash used in investing activities	756	31,319	35,790
Net cash used in financing activities	1,082	44,819	45,900
Dividends declared to common shareholders	683	28,299	14,459
Dividends declared per common share	3.62	150.00	78.00

Amounts in conformity with U.S. GAAP:

	Consolidated Financial Data
	Years Ended December 31,
	2005	2004	2003
	(in millions, except operating income per share, earnings per common share, ratio of earnings to fixed charges and dividends declared per common share)

Statements of Operating Data:
Revenues and Other Income	Php123,335	Php121,173	Php111,200
Service revenues	120,348	114,904	100,486
Non-service revenues	2,987	6,269	10,714
Expenses	74,821	72,634	77,821
Operating income per share
Basic	263.81	266.73	179.04
Diluted	255.15	252.20	165.37
Net income	40,603	28,101	11,045
Earnings per common share
Basic	217.84	146.32	47.20
Diluted	211.93	145.30	45.72
Balance Sheets Data:
Cash and cash equivalents	30,059	27,321	19,372
Total assets	269,709	279,041	276,362
Total long-term debt - net of current portion	93,516	131,377	160,464
Total debt(2)	112,313	159,455	186,407
Total liabilities(3)	176,980	215,145	236,630
Total stockholders’ equity	79,595	48,079	24,746
Other Data:
Depreciation and amortization	27,855	20,098	21,812
Ratio of earnings to fixed charges(4)	5.9x	4.1x	2.0x
Net cash provided by operating activities	66,280	63,107	42,582
Net cash used in investing activities	13,080	24,764	20,021
Net cash used in financing activities	49,470	30,325	14,135
Dividends declared to common shareholders	9,624	–	–
Dividends declared per common share	56.00	–	–

_____________

(1)     We maintain our accounts in Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2007, has been translated into U.S. dollars at the exchange rate of Php41.411 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2007. This translation should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)     Total debt represents current portion of long-term debt, long-term debt — net of current portion and notes payable.

(3)     Total liabilities on a consolidated basis represent the difference between total assets and minority interest in consolidated subsidiaries, preferred stock subject to mandatory redemption and stockholders’ equity.

(4)     For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest, (2) preference security dividend requirements of consolidated subsidiaries, and (3) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges

“Fixed charges” consist of interest expensed and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

Capital Stock

The following table summarizes PLDT’s capital stock outstanding as at December 31, 2007 and 2006:

	December 31,
	2007	2006
	(in millions)
Serial Preferred Stock
10% Cumulative Convertible Preferred Stocks
A to EE	Php4,056.5	Php4,063.8
Convertible Preferred Stocks Subject to Mandatory Redemption
Series V(1)	0.3	0.5
Series VI(1)	6.8	8.8
Cumulative Non-convertible Redeemable Preferred Stock
Series IV	360.0	360.0
	Php4,423.6	Php4,433.1
Common Stock	Php943.7	Php942.2

___________

(1) Preferred stock subject to mandatory redemption in 2008 (see Note 18 – Interest-bearing Financial Liabilities – Preferred Stock Subject to Mandatory Redemption to the accompanying audited consolidated financial statements in Item 18 for further discussion).

Dividends Declared

The table sets forth dividend declarations on shares of PLDT’s common stock in 2007 and 2006:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
(in millions)

2006	August 8, 2006	August 21, 2006	September 21, 2006	Php50	Php9,379
2006	March 6, 2007	March 20, 2007	April 20, 2007	Php50	9,429
2006	August 7, 2007	August 24, 2007	September 24, 2007	Php40	7,548
				Php140	Php26,356

2007	August 7, 2007	August 24, 2007	September 24, 2007	Php60	Php11,322
2007	March 4, 2008	March 19, 2008	April 21, 2008	Php68	Php12,834
2007	March 4, 2008	March 19, 2008	April 21, 2008	Php56	Php10,570
				Php184	Php34,726

Our current policy is to declare and pay dividends taking into consideration the interests of our shareholders as well as our working capital, capital expenditures and debt servicing requirements. Also taken into consideration are our ability to meet loan covenant requirements in the declaration and payment of dividends as discussed in Note 17 – Equity and Note 18 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. The retention of earnings is necessary to meet the funding requirements of our business expansion and development programs. Unappropriated retained earnings of PLDT include undistributed earnings representing accumulated equity in the net earnings of our subsidiaries, which are not available for distribution as dividends until received in the form of dividends from such subsidiaries (see Note 17 – Equity to the accompanying audited consolidated financial statements in Item 18). Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT's transfer agent in Manila, which acts as the dividend-disbursing agent, converts the peso dividends into U.S. dollars at the prevailing exchange rates, and remits the dollar proceeds abroad, net of applicable withholding tax.

Dividends Paid

A summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars follows:

	In Philippine Peso	In U.S. Dollars

2005	56.00	1.142
2006	70.00	1.590
2007	140.00	3.381
April 20	50.00	1.051
September 24 (Regular)	60.00	1.328
September 24 (Special)	40.00	0.885
2008 (through April 3, 2008)	–	–

Note: Dividends on PLDT's common stock were declared and paid in Philippine peso. For the convenience of the reader, the peso dividends are translated into U.S. dollars based on exchange rates on the respective dates of dividend payments.

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

The following shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End	Average(1)	High(2)	Low(3)

2003	Php55.586	Php54.215	Php52.021	Php55.767
2004	56.341	56.044	55.142	56.443
2005	53.062	55.085	53.062	56.321
2006	49.045	51.332	49.045	53.587
2007	41.411	46.184	41.142	49.156
2008 (through April 3, 2008)	41.552	40.984	40.360	41.868

_____________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the period.

(2) Highest exchange rate for the period.

(3) Lowest exchange rate for the period.

	Month
	Period End	Average(1)	High(2)	Low(3)
2007
September	44.974	46.047	44.974	46.940
October	43.730	44.321	43.730	45.041
November	42.759	43.167	42.759	43.761
December	41.411	41.668	41.142	42.362
2008
January	40.626	40.902	40.524	41.514
February	40.457	40.663	40.360	40.954
March (through April 3, 2008)	41.552	41.587	41.528	41.681

_________________

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the month.

(2) Highest exchange rate for the month.

(3) Lowest exchange rate for the month.

This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the exchange rate as at December 31, 2007 of Php41.411 to US$1.00. You should not assume that such peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at April 3, 2008, the exchange rate quoted through the Philippine Dealing System was Php41.552 to US$1.00.

Risk Factors

Risks Relating to Us

We face competition from well-established telecommunications operators and may face competition from new entrants that may adversely affect our business, results of operations, financial condition and prospects

The Philippine government has liberalized the Philippine telecommunications industry and opened up the Philippine telecommunications market to new entrants. Including the PLDT Group, there are nine major local exchange carriers, seven international gateway facility providers and five cellular service providers in the country. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly data and other network services segments. There can be no assurance that the number of providers of telecommunication services will not further increase or that competition for telecommunications customers will not lead our cellular and fixed line subscribers to switch to other operators or lead us to increase our marketing expenditures or reduce our rates, resulting in a reduction in our profitability.

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

As a result of the competitive environment, Smart has not increased its cellular rates since November 1998. Moreover, the level of competition requires Smart to continuously innovate its products and to conduct promotions, which may affect its cellular revenues and revenue growth. For example, in order to test the market demand for fixed rate or “bucket” plans for voice and text services and in response to similar types of promotions launched by its competitors, Smart launched promotions pursuant to which Smart and Talk ‘N Text prepaid subscribers had the option to avail themselves of unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messages at a fixed rate.

There can be no assurance that incurring additional marketing expenses for these promotions and responding to rate pressures and the potential loss of customers will not have a material adverse effect on our financial performance.

The cellular telecommunications industry may not continue to grow

The majority of our total revenues are currently derived from cellular services. As a result, we depend on the continued development and growth of the cellular telecommunications industry. The cellular penetration rate in the Philippines is estimated to have reached over 60%. As such, our cellular business is expected to grow at a slower rate as the penetration rate increases, an increasing number of subscribers own multiple SIM cards and Smart moves further into the lower-income segments of the market. The growth of the cellular communications market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices, the price levels of cellular handsets, consumer preferences and amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for cellular services may harm our business.

Rapid changes in telecommunications technology may adversely affect the economics of our existing businesses and the value of our assets, increase our required capital expenditures and create new competition

The telecommunications sector has been characterized recently by rapid technological changes. There can be no assurance that these developments will not result in competition from providers of new services or the need to make substantial capital expenditures to upgrade our facilities. Furthermore, the NTC has issued to Smart and our competitors licenses covering 3G cellular services, and we have incurred significant expenses in the rollout of these services. We are also rolling out a wireless broadband network and continuing to upgrade to a next generation, all-IP network in order to expand our capability to provide broadband services. These projects require and will continue to require significant capital expenditures over the next few years.

Our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer services that meet customer demands on a competitive and timely basis. We may be unable to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate or effective manner. Future development of new technologies, services or standards could require significant changes to our business model, which could negatively impact our existing businesses and could necessitate new investments. In addition, new products and services may be expensive to develop and may result in increased competition. Such strategic initiatives and technological developments could require us to incur significant additional capital expenditures. There can be no assurance that we would be able to adopt and successfully implement new technologies. In addition, there can be no assurance on how emerging and future technological changes will affect our operations or the competitiveness of our services.

Our financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar

Substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our expenses are denominated in U.S. dollars and other foreign currencies, but a significant portion of our revenues is denominated in Philippine pesos. As at December 31, 2007, 88% of our total consolidated indebtedness was foreign currency-denominated, of which approximately 45% was unhedged.

A depreciation of the Philippine peso against the U.S. dollar increases the amount of our debt obligations and operating and interest expenses in peso terms. In the event that the Philippine peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations and other means to offset the resulting increase in our obligations in peso terms. These changes could cause us not to be in compliance with the financial covenants imposed by our lenders under certain loan agreements and other indebtedness. Further, fluctuations in the Philippine peso value and of interest rates impact the mark-to-market gains/losses of certain of our financial debt instruments which were designated as non-hedged items.

On the other hand, approximately 38% of PLDT Group’s consolidated service revenues are either denominated in U.S. dollars or is linked to the U.S. dollar. In this respect, an appreciation of the Philippine peso against the U.S. dollar reduces our revenues in peso terms and reduces our cash flow from operations.

The Philippine peso has been subject to significant fluctuations in recent years. From 2003 to 2005, the Philippine peso generally depreciated from a high of Php52.021 on May 8, 2003 to a low of Php56.443 on October 14, 2004. In 2005, the peso fluctuated significantly from a low of Php56.321 on July 8 to a high of Php53.062 on December 29, 2005. While the peso appreciated in 2006 and continued to appreciate in 2007, there can be no assurance that the peso will not depreciate and be subject to significant fluctuations going forward due to a range of factors, including:

•         political and economic developments affecting the Philippines;

•         global economic trends;

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

Our results of operations have been, and may continue to be, adversely affected by competition in, and the emergence of new services which may put additional pressure on, our traditional international and national long distance services

The international long distance business has historically been one of our major sources of revenue. However, due to competition and the steep decline in international settlement rates that are paid to us by foreign telecommunications carriers for termination of international calls on our network, revenues generated from our international long distance business have overall declined in recent years.

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

The continued increase in cellular penetration in the Philippines and the prevalence of SMS has negatively impacted our national long distance business in recent years. There can be no assurance that we will be able to generate new revenue streams that may fully offset the declines in our traditional fixed line long distance businesses or that these declines will not materially and adversely affect our financial performance.

Net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries have been our predominant source of foreign currency revenues. However, in U.S. dollar terms, these payments have been declining in recent years. A continued decline in our foreign currency revenues could increase our exposure to risks from possible future declines in the value of the Philippine peso against the U.S. dollar. We cannot assure you that we will be able to achieve adequate increases in our other revenues to make up for any adverse impact of a further decline in our net settlement payments.

We may not be successful in our acquisitions of and investments in other companies and businesses, and may therefore be unable to implement fully our business strategy

As part of our growth strategy, we may, from time to time, make acquisitions and investments in companies or businesses. The success of our acquisitions and investments depends on a number of factors, including:

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

Our debt instruments contain restrictive covenants which require us to maintain certain financial tests and our indebtedness could impair our ability to fulfill our financial obligations, service our other debt and carry out new financings or pay dividends

As at December 31, 2007, we had consolidated total indebtedness of approximately Php60,640 million (US$1,464 million), and a consolidated ratio of debt to equity (total debt on a consolidated basis divided by total equity) of 0.54x. Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios calculated on the basis of PFRS on a consolidated and non-consolidated basis, limit our ability to incur indebtedness, make investments and pay dividends. For a description of some of these covenants, see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Covenants.”

Our indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, they could:

•         require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements; and

•         limit the availability and amount of dividend payments to our common shareholders.

The principal factors that can negatively affect our ability to comply with the financial ratios and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximately 88% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

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

Creditors of our subsidiaries will have superior claims to our subsidiaries’ cash flow and assets

A growing portion of our total revenues and cash flow from operations is derived from our subsidiaries, particularly Smart. Smart and some of our other subsidiaries have significant internal cash requirements for debt service, capital expenditures and expenses and so may be financially unable to pay any dividends to PLDT. Although Smart has been making dividend payments to PLDT since December 2002, we cannot assure you that PLDT will continue to receive dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or investee in the future.

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

Our businesses require substantial capital investment, which we may not be able to finance

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks and services, require substantial ongoing capital investment. Our consolidated capital expenditures in 2007 and 2006 totaled Php24,824 million and Php20,674 million, respectively. Our 2008 budget for consolidated capital expenditures is approximately Php25 billion, of which approximately Php9 billion is budgeted to be spent by PLDT and approximately Php15 billion is budgeted to be spent by Smart; the balance represents the budgeted capital spending of our other subsidiaries. PLDT’s capital spending is intended principally to finance the continued build-out and upgrade of its data and internet protocol infrastructures and for its fixed line data services and the maintenance of its network. Smart’s capital spending is focused on expanding and upgrading its transmission network facilities to meet increased demand for cellular and broadband services.

Future strategic initiatives could require us to incur significant additional capital expenditures. We may be required to finance a portion of our future capital expenditures from external financing sources, which have not yet been fully arranged. There can be no assurance that financing for new projects will be available on terms acceptable to us or at all. If we cannot complete our development programs and other capital projects, our growth, results of operations and financial condition could be materially and adversely affected.

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

The occurrence of any of these risks could have a material and adverse effect on our ability to provide services to customers. While we are undertaking initiatives to prevent and/or mitigate the occurrence of said risks, including the preparation of a disaster recovery plan that aims to allow restoration of service at the soonest possible time from occurrence of an incident. There can be no assurance that these risks will not occur or that our initiatives will be effective should such risks occur.

A significant number of PLDT’s shares are held by three separate shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT

The First Pacific Group has beneficial ownership of approximately 26.17% in PLDT’s outstanding common stock as at February 29, 2008. This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership.

NTT Communications, which owned 14% of PLDT’s common stock as at December 31, 2005, transferred on March 14, 2006, approximately 12.6 million shares of PLDT’s common stock, representing approximately 7% of the then outstanding shares of PLDT’s common stock, to NTT DoCoMo pursuant to a stock sale and purchase agreement dated January 31, 2006. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT common stock and, together with NTT Communications, beneficially owns 20.86% of PLDT’s common stock as at February 29, 2008. NTT Communications is a wholly-owned subsidiary, and NTT DoCoMo a majority-owned subsidiary of NTT. In connection with the above acquisition by NTT DoCoMo of shares of PLDT from NTT Communications, First Pacific and certain of its affiliates, or the FP Parties, NTT Communications, NTT DoCoMo and PLDT entered into a Cooperation Agreement, dated January 31, 2006, or the Cooperation Agreement, pursuant to which, among other things, certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999 and the Shareholders Agreement dated March 24, 2000 were extended to NTT DoCoMo. See Item 7. “Major Shareholders and Related Party Transactions” for further details regarding the shareholdings of NTT Communications and NTT DoCoMo in PLDT. As a result of the Cooperation Agreement, NTT Communications and NTT DoCoMo, in coordination with each other, have contractual veto rights over a number of major decisions and transactions that PLDT could make or enter into, including:

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

•         new business activities other than those we currently engage in; and

•         merger or consolidation.

Moreover, as a result of the Shareholders Agreement, the Cooperation Agreement and their respective stockholdings, the FP Parties, NTT Communications and/or NTT DoCoMo are able to influence our actions and corporate governance, including:

•         elections of PLDT’s directors; and

•         approval of major corporate actions, which require the vote of common stockholders.

Additionally, pursuant to amendments effected by the Cooperation Agreement to the Strategic Agreement and the Shareholders Agreement, upon NTT Communcations and NTT DoCoMo and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DoCoMo has additional rights under the Strategic Agreement and Shareholders Agreement, including that:

•         NTT DoCoMo is entitled to nominate one additional NTT DoCoMo nominee to the board of directors of each of PLDT and Smart;

•         PLDT must consult NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DoCoMo, or which NTT DoCoMo has announced publicly an intention to carry on;

•         PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

•         PLDT must first consult with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

Pursuant to public filings made with the U.S. SEC by NTT Communications and NTT DoCoMo, as at February 29, 2008, NTT Communications and NTT DoCoMo together beneficially owned 20.86% of the outstanding shares of PLDT’s common stock.

The FP Parties and/or NTT Communications and/or NTT DoCoMo may exercise their respective influence over these decisions and transactions in a manner that could be contrary to your interests.

If a major shareholder sells its interest in PLDT, the transaction may result in an event of default under certain circumstances

If First Pacific Group or NTT Communications sell all or a portion of their equity interest in PLDT, in certain circumstances, such sale may give rise to an obligation for PLDT to make an offer to purchase its outstanding debt under its US$250 million 11.375% notes due 2012. As at December 31, 2007, Php10,353 million in principal amount of PLDT’s indebtedness is directly subject to a change in major shareholding or offer to purchase requirement. In such event, if PLDT fails to complete an offer to purchase the affected debts, all of its debt could become immediately due and payable as a result of various cross-default provisions.

The franchise of Smart may be revoked due to its failure to conduct a public offering of its shares

In order to diversify the ownership base of public utilities, the Philippine Public Telecommunications Policy Act, or R.A. 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares by the later of (i) the fifth anniversary of the date the law became effective; and (ii) the fifth anniversary of the date of the entity’s commencement of commercial operations. As Smart has not conducted a public offering of its shares, the Philippine Congress may revoke the franchise of Smart for its failure to comply with the requirement under R.A. 7925 on the public offering of its shares. A quo warranto case may also be filed against Smart by the Office of the Solicitor General of the Philippines for the revocation of the franchise of Smart on the ground of violation of R.A. 7925.

Smart maintains the position that it has not violated the provision in its franchise to make a public offering of its shares within a certain period, since it believes such provision is merely directory. Further, the policy underlying the requirement for telecommunications entities to conduct a public offering should be deemed of having been achieved when PLDT acquired a 100% equity interest in Smart in 2000, given the fact that PLDT was then and continues to be a publicly listed company. In September 2004, Senate Bill No. 1675 was filed seeking to declare that a telecommunication entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-thirds of its outstanding voting stock are owned and controlled directly or indirectly, by a listed company. This bill is currently pending in Congress. However, there can be no assurance that such bill will be enacted or that Philippine Congress will not revoke the franchise of Smart or the Office of Solicitor General of the Philippines will not initiate a quo warranto proceeding against Smart for the revocation of its franchise for failure to comply with the provision under R.A. 7925 on the public offering of shares.

Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress. Additionally, PLDT operates pursuant to various provisional authorities and certificates of public convenience and necessity, or CPCNs, which are granted by the NTC and expire between now and 2028. Some of PLDT’s CPCNs and provisional authorities have already expired. However, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decisions on these extensions. Smart also operates its cellular, international long distance, national long distance and global mobile personal communications via satellite services pursuant to CPCNs, which will expire upon the expiration of its franchise. Smart’s franchise is due to expire on March 27, 2017, 25 years after the date on which its current franchise was granted. Smart operates international private leased circuits under a provisional authority, which expired on November 6, 2006. Smart applied for an extension of this provisional authority or for the issuance of a CPCN prior to its expiration. The NTC has not yet acted on the motion. Because PLDT and Smart filed the applications for extension on a timely basis, we expect that these extensions will be granted. However, there can be no assurance that the NTC will grant these extensions. If a CPCN has not been issued, the NTC may permit an operator to provide services pursuant to a provisional authority. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned. However, there can be no assurance that our franchises, CPCNs and provisional authorities will be renewed. For a description of our licenses, see Item 4. “Information on the Company –– Licenses and Regulation.”

The NTC also regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services. There can be no assurance that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or reduction in our total revenues or profitability. In addition, the NTC could adopt changes to the regulations governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers that could have a material and adverse effect on our results of operations.

The PLDT Group is also subject to a number of national and local taxes.  On May 24, 2005, the President of the Philippines signed into law Republic Act No. 9337, or R.A. 9337, amending certain sections of the National Internal Revenue Code, which took effect on November 1, 2005. R.A. 9337, among others, introduced the following changes:

•      The regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations increased from 32% to 35% effective November 1, 2005 and will be reduced to 30% effective January 1, 2009.

•      The VAT rate increased from 10% to 12% effective February 1, 2006.

•      The input VAT on capital goods should be spread evenly over the estimated useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds one million pesos.

There can be no assurance that PLDT Group will not be subject to new and/or additional taxes and that PLDT Group will be able to impose additional charges or fees to compensate for the imposition of such taxes. Furthermore, while the National Internal Revenue Code provides that our regular income tax rate will be reduced to 30% effective January 1, 2009, there can be no assurance whether or when such reduction in the regular corporate income tax rate will be implemented.

There are also various bills pending in the Philippine Congress which propose to impose a franchise tax on telecommunication companies and to tax telecommunications services, among them, the imposition of a tax on mobile phone companies on all text entries to text games; the imposition of a Php0.50 specific tax on each SMS to be borne by the cellular phone companies; and the imposition of a 10% ad valorem tax on all cellular phone calls using 3G. We cannot assure that we would be able to impose additional charges or fees to compensate for the imposition of such taxes.

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

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could adversely impact investor confidence and the market price of our common shares and ADSs

Effective internal controls over financial reporting are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we are unable to provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our reputation and results of operations could be harmed.

We are required to comply with various Philippine and U.S. laws and regulations on internal controls. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with the Annual Report on
Form 20-F for the fiscal year ended December 31, 2006, we have been required to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by our management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must express an opinion on our internal control over financial reporting based on their audit.

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

Risks Relating to the Philippines

PLDT’s business may be affected by political or social or economic instability in the Philippines

The Philippines is subject to political, social and economic volatility that, directly or indirectly, may have a material adverse impact on our ability to sustain our business and growth.

For example, on May 10, 2004, the Philippines held a presidential election which resulted in a victory by the incumbent President Gloria Macapagal-Arroyo who successfully retained her post. Shortly after the elections, allegations of irregularities in the presidential elections, such as stolen ballots, vote buying and attempts to improperly influence the vote count, intensified and led to impeachment complaints against President Arroyo, which were subsequently dismissed.

Additionally, the Philippines have experienced various street protests and violent civil unrest, including coup d’etat attempts against the administration of President Arroyo. For example, recent such events include the storming by armed rebel soldiers on November 29, 2007 of a luxury hotel in Makati City, Philippines, occupying part of the hotel and demanding that President Arroyo step down, and the declaration by President Arroyo of a state of emergency from February 24, 2006 to March 3, 2006.

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

There can be no assurance that foreign exchange controls will not be imposed in the future. If imposed, these restrictions could materially and adversely affect our ability to obtain foreign currency to service our foreign currency obligations.

The occurrence of natural catastrophes may materially disrupt our operations

The Philippines has experienced a number of major natural catastrophes over the years including typhoons, volcanic eruptions and earthquakes that may materially disrupt and adversely affect our business operations. The earthquake that hit Taiwan in December 26, 2006 severed cable systems linking the Philippines to other Asian and American countries, causing major slowdown of voice and non-voice data traffic exchange. There can be no assurance that the insurance coverage PLDT maintains for these risks will adequately compensate it for all damages and economic losses resulting from natural catastrophes.

Item 4. Information on the Company

Overview

We are the leading national telecommunications service provider in the Philippines. Through our three principal business groups — wireless, fixed line, and information and communications technology — we offer a wide range of telecommunications services to approximately 32 million subscribers in the Philippines across the nation's most extensive fiber optic backbone and fixed line, cellular and satellite networks.

We are the leading fixed line service provider in the Philippines with approximately 59% of the total reported fixed line subscribers nationwide as at December 31, 2007. Smart, our wholly-owned subsidiary, is the leading cellular service provider in the country, with approximately 37% of total reported cellular subscribers as at December 31, 2007. Piltel, Smart’s 92.1%-owned subsidiary, had approximately 18% of total reported cellular subscribers as at December 31, 2007. We have interests in the information and communications technology sectors, including the operation of our VitroTM data center, customer interaction services, formerly referred to as call center business, and knowledge processing solutions business, formerly referred to as business process outsourcing.

Our common shares are listed and traded on the Philippine Stock Exchange, or PSE, and our American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs, are listed and traded on the New York Stock Exchange in the United States.

We had a market capitalization of approximately Php547,841 million (US$13,541 million) as at February 29, 2008, representing one of the largest market capitalizations among Philippine-listed companies. For the year ended December 31, 2007, we had total revenues of Php151,862 million (US$3,667 million).

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 816-8534. Our website address is www.pldt.com.ph. The contents of our website are not a part of this annual report.

Historical Background and Development

PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT's incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Group acquired a significant interest in PLDT. On March 24, 2000, NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (U.K.) Limited, or NTTC-UK, became PLDT’s strategic partner with approximately 14% economic and voting interest in the issued and outstanding common stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart. On March 14, 2006, NTT DoCoMo acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT’s common stock and together with NTT Communications beneficially owned 20.86% of the outstanding shares of PLDT’s common stock as at February 29, 2008. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an additional interest of approximately 46% in PTIC. This additional investment in PTIC, a shareholder of PLDT, represents an attributable interest of approximately 6.4% of the then issued common shares of PLDT and thereby raised the First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s shares of common stock as at that date. First Pacific Group had beneficial ownership of approximately 26.17% in PLDT’s outstanding common stock as at February 29, 2008. See Item 7. “Major Shareholders and Related Party Transactions” for further discussion.

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

Our consolidated capital expenditures amounted to Php24,824 million and Php20,674 million in 2007 and 2006, respectively. Of these amounts, Php9,912 million and Php8,902 million were attributable to PLDT in 2007 and 2006, respectively, while Php14,179 million and Php10,506 million were spent by Smart in 2007 and 2006, respectively. The remaining balances were spent by our other subsidiaries, principally ePLDT and its subsidiaries.

Organization

PLDT Group includes the following significant subsidiaries as at February 29, 2008:

	Place of Incorporation		Percentage of Ownership
Name of Subsidiary		Principal Activity	Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	–
Smart Braodband Inc., or SBI	Philippines	Internet broadband distribution	–	100.0
Smartconnect Holdings Pte. Ltd., or SCH	Singapore	International trade of satellites and global system mobile, or GSM, telecommunications	–	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Customer interaction services	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0
Smartconnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and GSM telecommunications	–	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0
Wireless Card, Inc., or WCI	Philippines	Promotion of sale and/or patronage of debit and/or charge cards	–	100.0
Smart Hub, Incorporated, or SHI	Philippines	Development and sale of software, maintenance and support services	–	100.0
Pilipino Telephone Corporation, or Piltel	Philippines	Cellular and fixed line services	–	92.1
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	–
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global	British Virgin Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, cusomter interaction service and IT-related services	100.0	–
SPi Technologies, Inc., or SPi, and subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	–	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Customer interaction services	–	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Customer interaction services	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Customer interaction services	–	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet access services	–	99.6
netGames, Inc., or netGames	Philippines	Publisher of online games	–	80.0
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	–	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0
Airborne Access Corporation, or Airborne Access	Philippines	Wireless internet services	–	51.0

Level Up!, SPi and CyMed were all acquired in 2006 and their financial results have been included in our consolidated financial statements since February, July and August 2006, respectively. On April 12, 2007, SPi acquired a 100% equity interest in Springfield Service Corporation, or Springfield, a company engaged in the medical billing and revenue cycle management market in the United States. The financial results of Springfield have been included in our 2007 consolidated financial statements since April 2007. See Note 11 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18 for further discussion regarding these and other acquisitions.

Wireless

We provide cellular and wireless broadband, satellite and other services through our wireless business, which contributed about 95% and 5% of our wireless service revenues, respectively, in 2007. The rapid growth in the cellular market has resulted in a change in our revenue composition and sources of our revenue growth. Starting with 2003, cellular service has become our major revenue source surpassing fixed line revenues. Cellular data services, which include all text messaging and text-related services ranging from ordinary text to value-added services, contributed significantly to our revenue increase. Our total wireless revenues accounted for 62% and 60% of our total consolidated revenues for the years ended December 31, 2007 and 2006, respectively. For the years ended December 31, 2007 and 2006, cellular service revenues accounted for 88% and 90%, respectively, of our total wireless revenues

We provide cellular services (including handset sales), through Smart and Piltel. Smart is the leading cellular service provider in the Philippines, with 20,339,204 subscribers as at December 31, 2007, representing a market share of approximately 37%. Piltel, a reseller of Smart's GSM service with its own branding, had 9,701,826 subscribers as at December 31, 2007, representing an estimated market share of 18%. In 2007, the combined number of Smart's and Piltel's subscribers increased by 5,865,646, or 24%, to 30,041,030 primarily due to “multiple SIM card ownership”, in which subscribers avail of our services in addition to having subscriber arrangements with other wireless operators, and our continued expansion in the lower income segment of the Philippine wireless market, which overall resulted in a decrease in our average revenue per user, or ARPU. As at December 31, 2007, cellular penetration in the Philippines reached over 60%, or over 18 times the country's fixed line penetration, although the existence of subscribers owning multiple SIM cards has likely overstated this penetration rate to a certain extent.

Smart's and Piltel's cellular subscriber gains were predominantly attributable to their respective prepaid services. Approximately 99% of Smart’s and all of Piltel’s cellular subscribers as at December 31, 2007 were prepaid service subscribers. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market. The growth in our prepaid service has enabled us to increase and broaden our subscriber base rapidly while controlling credit risk and reducing billing and administrative costs on a per-subscriber basis.

Our cellular subscriber growth has also been driven by text messaging. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. Text messaging contributed significantly to Smart's cellular data service revenue growth in 2007, generating revenues of Php41,265 million, an increase of Php6,616 million, or 19%, over 2006.

Smart's Nokia-provided cellular network is the most extensive in the Philippines, covering substantially all of Metro Manila and most of the other major population centers in the Philippines. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz base transceiver stations, or BTS, in dense urban areas while its 900 MHz BTS can be much more economically deployed in potentially high growth, but less densely populated provincial areas. We have rolled out a 3G network based on a W-CDMA technology and currently upgrading our wireless broadband facilities. With 7,825 GSM base stations as at the end of December 2007, Smart’s cellular network covers approximately 99% of all towns and municipalities in the Philippines, accounting for approximately 99% of the population.

Fixed Line

We are the leading provider in the Philippines of fixed line telecommunications services throughout the country. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. We had 1,724,702 fixed line subscribers as at December 31, 2007. Total revenues from our fixed line services accounted for 37% and 41% of our total revenues for the years ended December 31, 2007 and 2006, respectively.

Our 6,400-kilometer long domestic fiber optic network, or DFON, is supported by an extensive digital microwave backbone. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area. Our network offers the country's most extensive connections to international networks through three international gateway switching exchanges, satellite systems and various regional submarine cable systems in which we have interests. We are currently upgrading our fixed line facilities to NGN as well as expanding our DSL broadband facilities.

Information and Communications Technology

Through our wholly-owned subsidiary, ePLDT, we provide broad-based integrated information and communications technology, or ICT, services focusing on infrastructure and solutions for internet applications, internet protocol-based solutions and multimedia content delivery. ePLDT's principal activities are the operation of an internet data center under the brand name Vitro™, customer interaction services, knowledge processing solutions, and internet and online gaming business. Total revenues from our ICT services accounted for 7% and 5% of our total revenues for the years ended December 31, 2007 and 2006, respectively.

Strengths

We believe our business is characterized by the following competitive strengths:

•         Recognized Brands. PLDT and Smart are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for 80 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. Piltel's Talk ‘N Text brand, which is provided using Smart’s network, has also gained significant recognition.

•         Leading Market Shares. With approximately 32 million fixed line and cellular subscribers as at December 31, 2007, we have the leading market positions in both the fixed line and cellular markets in the Philippines.

•         Diversified Revenue Sources. As a result of the continued growth of cellular service in the country, approximately 62% of our total consolidated revenues in 2007 were derived from our wireless business segment. Fixed line revenues, which represented 37% and 41% of our total revenues in 2007 and 2006, respectively, have declined over the past years as pressures on traditional fixed line voice revenues, resulting from decreases in our local exchange, international long distance and national long distance services. We continue to identify and develop new revenue sources from our cellular, fixed line and ICT businesses.

•         Advanced Integrated Network. With one of the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. We are enhancing the capabilities of our fixed line and wireless networks to allow us to better exploit this competitive strength and achieve higher levels of network efficiency in providing voice and data services. In addition, we continue our roll out of 3G and wireless broadband and our upgrade to NGN in order to increase broadband subscribers, and expand our data/broadband capabilities.

•         Innovative Products and Services. We have successfully introduced a number of innovative and award-winning cellular products and services, including Smart Money, Smart Load and Pasa Load. Smart Load is an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to consumers. Pasa Load (the term “pasa” means “transfer” in the vernacular), a derivative service of Smart Load that allows load transfers to other Smart Buddy and Talk ‘N Text subscribers.

•         Strong Strategic Relationship. We have important strategic relationships with First Pacific, NTT DoCoMo and NTT Communications. The technological support, international experience and management expertise made available to us through these strategic relationships enhance our market leadership and ability to provide and cross-sell a more complete range of products and services.

Strategy

The key elements of our business strategy are:

•         Build on our leading positions in the fixed line and wireless businesses. We plan to build on our position as the leading provider of fixed line service in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost. We plan to build on our position as the leading wireless service provider in the Philippines by continuing to introduce new products and services to increase our subscribers' use of our network for both voice and data, as well as their reliance on our services. We are currently upgrading our fixed line facilities to NGN, and have rolled out a 3G network based on a W-CDMA technology and are expanding our DSL and wireless broadband facilities. Our operating target is to continue growth in profitability by increasing our revenues while controlling our costs.

•         Capitalize on our strength as an integrated provider of telecommunications services. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services, and by developing convergent products that feature the combined benefits of voice and data, fixed line, wireless and ICT services utilizing our network and business platforms. We are also lowering our costs by integrating the operations of our different businesses.

•         Strengthen our leading position in the data and broadband market. Leveraging on the inherent strength of our fixed line and wireless businesses, we are committed to further develop, enhance and lead our fastest growing business segment – broadband, data and other network services. Consistent with our strategy of introducing innovative products and services using advanced technology, we have launched various products and services that address different market needs.

•         Maintain a strong financial position and improve shareholder returns. In recent years, we have significantly improved our financial position by utilizing our cash flows principally for debt reduction. As the cash flows generated by our businesses have increased and our leverage ratios have improved, we were able to restore the payment of cash dividends to our common shareholders beginning 2005. Our debt decreased to US$1.6 billion as at December 31, 2007 and we paid dividends on common shares aggregating Php28,167 million in 2007. As a result of our strong cash flows and reduced debt levels, we have increased our regular cash dividend payout ratio to 70% of our 2007 earnings per share from 60% in 2006 and 40% in 2005. Further to our regular cash dividend payments and after having determined that we have capacity to pay additional returns to shareholders, we paid special cash dividends which effectively increased our dividend pay-out ratio to close to 100% of our 2007 earnings per share and 85% of our 2006 earnings per share.  We expect that a greater proportion of our free cash flows in succeeding years will be utilized for the payment of cash dividends to common shareholders and investments in new growth areas while continuing to maintain a healthy balance sheet position. As part of our growth strategy, we made and may continue to make acquisitions and investments in companies or businesses. We will continue to consider value-accretive investments in related businesses such as those in the global outsourcing and off-shoring industry.

Business

Wireless

We provide cellular, wireless broadband, satellite and other services through our wireless business segment.

Cellular Service

Overview

Our cellular business, which we provide through Smart and Piltel to over 30 million subscribers, approximately 99% of whom are prepaid subscribers, is focused on providing wireless voice communications, wireless data communications (primarily through text messaging) and a variety of other value-added services, which includes (a) Mobile Banking (banking services delivered over the cellular network); (b) specialized content such as ringtones, logos, caller ringback tunes; (c) Smart Money; (d) international roaming; and (e) games and other VAS developed on Smart’s platform. Smart services approximately ten million subscribers of Piltel on its GSM network through a facilities service agreement with Piltel, under the brand name Talk ‘N Text.

The following table summarizes key measures of Smart’s and Piltel’s cellular business as at and for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,
	2007	2006	2005(2)
Systemwide cellular subscriber base	30,041,030	24,175,384	20,408,621
Smart	20,339,204	17,201,005	15,424,196
Prepaid	19,997,324	16,882,442	15,144,118
Postpaid	341,880	318,563	280,078
Piltel(1)	9,701,826	6,974,379	4,984,425
Growth rate of cellular subscribers	24%	18%	6%
Smart	18%	12%	6%
Piltel(1)	39%	40%	8%
Cellular revenues (in millions)	Php85,134	Php77,627
Service
Cellular services	82,334	75,617
Non-service
Cellular handset sales	2,800	2,010
Percentage of cellular revenues to total service revenues	59%	58%
Percentage of cellular revenues to total wireless service revenues	98%	99%

_____________

(1)       Represents Talk ‘N Text, a prepaid service provided by Piltel using Smart’s network. Piltel’s revenue is net of service fees payable to Smart for using Smart’s network. Piltel does not offer postpaid service.

(2)       Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have omitted revenue data for 2005. Please see “Presentation of Financial Information” above for further details.

Service Plans. Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold and Smart Infinity. Smart Buddy is a prepaid service while Smart Gold and Smart Infinity are postpaid services, which are all provided through Smart’s digital network. Piltel markets its cellular prepaid service under the brand name Talk ‘N Text, which is also provided through Smart’s network.

Since 2006, Smart and Piltel have focused on segmenting the market by offering sector-specific, value-driven packages for its prepaid subscribers. These include new varieties of our top-up service which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as purely on-network packages, Smart’s and Piltel’s top-up services now offer text message bundles available to all networks. Smart also continues to offer Smart 258, a registration-based service which offers unlimited on-network text messaging in various load denominations with designated expiration periods.

Smart also has a roster of 3G services which it commercially launched in May 2006. These services include video calling, video streaming, high-speed internet browsing and downloading of special 3G content, offered at rates similar to those of 2G services.

Voice Services. Cellular voice services comprise all voice traffic as well as voice value-added services such as voice mail and international roaming. Voice services remains a significant contributor to wireless revenues, generating a total of Php36,105 million, or 44%, and Php35,221 million, or 47%, of cellular service revenues in 2007 and 2006, respectively. Local calls continue to dominate outbound traffic with 67% of all outbound minutes originating from our cellular service. In 2007, traffic volumes from local calls totaled 3,728 million minutes compared to 3,362 million minutes in 2006. National long distance traffic volumes for 2007 totaled 70 million minutes compared to 73 million minutes in 2006. Outbound international long distance remained at 2% of total outbound traffic with 201 million minutes and 165 million minutes generated in 2007 and 2006, respectively. The ratio of inbound-to-outbound international long distance minutes was 11.7:1 for 2007, compared to 12.5:1 in 2006.

Data Services. Cellular revenues from data services include all text messaging-related services and other data value-added services. The Philippines cellular market is one of the most text messaging-intensive markets in the world, totaling more than a billion text messages per day. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. Text messaging also utilizes less network capacity than voice, thereby increasing network efficiency.

Text messaging has been one of the key drivers for our cellular subscriber growth. Strong volume growth in text messaging contributed significantly to Smart's cellular revenue growth in 2007, generating revenues of Php41,265 million, an increase of Php6,616 million, or 19%, over 2006. In 2007, Smart and Piltel's text messaging systems handled over 25,289 million outbound messages on standard SMS services with another 187,420 million messages generated by the bucket-priced text services. This compares to 32,065 million outbound messages on standard SMS services in 2006 and 203,669 million outbound messages generated through bucket-priced text service. Unlimited SMS services were only made available in March 2005.

We launch from time to time various promotions to stimulate usage and subscriber growth. For example, in 2005, Smart launched a series of promotions to test the market demand for fixed rate or “bucket” plans for voice and text. In 2006, Smart introduced low-denomination text packages which were further refined in 2007 as Smart focused on further segmenting its market by offering sector-specific, value-driven packages. As a result, Smart continued to successfully defend its market leadership through innovative voice and text packages that drive activations, boost usage and strengthen brand equity.

The success of text messaging is a strong indicator of future data usage potential in this market. In 2007, approximately 54% of Smart’s cellular revenues were derived from data usage, compared to 51% in 2006.

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

Due to the high level of text messaging service usage, we believe that the Philippine market is well suited for text-based informational and e-commerce services. Our current approach is to continue maximizing our GSM, or 2G, services while upgrading our network to 3G evolution technology. On December 29, 2005, Smart was awarded a 3G license by the NTC after being ranked highest by the NTC in garnering a perfect score on a 30-point grading system designed to gauge the capability of telecommunication operators to effectively provide extensive 3G services. As a result of the perfect ranking, Smart received the largest radio frequency allocation of 15 MHz as well as first choice of frequency spectrum. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to rapidly deploy its 3G network nationwide and at the same time offer the highest quality of 3G service.

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

Smart Buddy and Talk ‘N Text Call and Text prepaid cards are sold in denominations of Php300, Php500 and Php1,000, which include 33, 83 and 250 free text messages, respectively. We also recently introduced a Php100 denomination that contains Php100 worth of air time with a validity period of 10 days. While the stored value of a prepaid card remains valid for a period from the time a subscriber activates the card, as we launch from time to time promotions with shorter validity periods. The introduction of our “over-the-air” electronic loading facility Smart Load in 2003 made reloading of air time credits more convenient and accessible for consumers. Smart Load’s over-the-air reloads have evolved to respond to market needs and now come in denominations of Php15, Php30, Php50, Php60, Php115, Php200, Php300 and Php500 with corresponding expiration periods.

Smart Load was followed by Pasa Load, a derivative service, allowing prepaid subscribers to transfer even smaller denominations to other prepaid subscribers. Our prepaid subscribers are charged between Php5.50 per minute and Php6.50 per minute for calls within our wireless network and calls terminating to other cellular or fixed line networks. Voice tariffs on our various prepaid voice packages range from a low of Php5.50 for four 15-second on-network calls to Php20 for three 3-minute on-network calls, valid for one day.

We offer both flat rate, or regular, and consumable postpaid plans with monthly service fees ranging from Php500 to Php3,500. These plans are available with varying amounts of free air time and text messages and different rates beyond the free minutes and text messages, depending on the monthly service fee. Monthly service fees for flat rate, or regular, plans are applicable only to local calls and text messages and for consumable plans to all voice calls, text messages (both local and international) and value-added services.

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

Smart also has in place various promotions to stimulate international usage. In June 2006, Smart IDD Libre Text Abroad was launched wherein subscribers earned one free international text message for every minute of IDD calling. In October 2006, this was replaced by International Budget Text packages. These packages, which have limited duration and varying number of included messages, enable subscribers to send international text to pre-registered recipients of the subscriber’s choice on supported overseas carriers.

We sell our cellular services primarily through a network of independent dealers and distributors that generally have their own retail networks, direct sales forces and sub-dealers. We currently have nine major dealers, two of which are exclusive. These dealers include major distributors of cellular handsets whose main focus are telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products introductions. With the introduction of Smart Load in May 2003, Smart moved into a new realm of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods such as shampoo and ketchup, required a distribution network that approximates those of fast-moving consumer goods companies. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses approximately one million retail agents, 80% of which are micro businesses (e.g., neighborhood stores, individual entrepreneurs, individual roving agents). These micro-retailers must be affiliated with any of Smart’s authorized dealers, distributors, sub-dealers or agents. With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service becomes even more affordable and accessible to subscribers.

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

Wireless Broadband, Satellite and Other Services

Overview

We currently provide wireless broadband, satellite and other services through SBI, our wireless broadband provider, Wolfpac, our wireless content operator, Mabuhay Satellite and ACeS Philippines.

SBI

Through SBI, we are engaged in providing wireless broadband and data services to residential consumers as well as small and medium-scale enterprises in the Philippines. As at December 31, 2007, SBI had 301,738 wireless broadband subscribers under the brand name Smart Bro. Smart Bro aims to strengthen Smart’s position in the wireless data segment and complements PLDT’s myDSL service in areas where the latter is not available.

Wolfpac

Through Wolfpac, we are engaged in the business of consumer mobile applications software development and consumer mobile content development and other allied services.

PLDT WeRoam

We also offer PLDT WeRoam, or WeRoam, a wireless prepaid or postpaid broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, WiFi and 3G/HSDPA technologies).

Mabuhay Satellite

Mabuhay Satellite is engaged in the control and operation of the Agila II satellite. Commencing commercial operations in January 1998, Agila II is the Philippines' first communication satellite. Mabuhay Satellite leases satellite space segments in both the C and Ku bands on Agila II. Through Agila II, Mabuhay Satellite also offers internet backbone access, video and data broadcasting, and bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region. In 2007, Mabuhay Satellite generated revenues of Php976 million and posted a net income of Php121 million.

ACeS Philippines

ACeS Philippines currently owns approximately 36.99% of AIL. In 2007, ACeS Philippines generated revenues of Php453 million and posted a net income of Php358 million. AIL aims to develop and implement a satellite-based communications system to provide services to users in the Asia-Pacific region through the Garuda I satellite, or ACeS System and ACeS Service. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that will allow ACeS service subscribers to access GSM terrestrial cellular systems in addition to the ACeS system. Further, AIL has an amended Air Time Purchase Agreement, or ATPA, with National Service Providers in Asia, including PLDT. For further discussion regarding the ATPA, please see Note 22 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18.

As part of the consolidation process of the PLDT Group’s wireless business, ACeS Philippines’ operations is being managed by Smart. This operational arrangement effectively gives Smart the widest service coverage in the Philippines through the combination of the coverage of ACeS Philippines with Smart’s cellular service.

Revenues

Our revenues from wireless broadband, satellite and other services consist of wireless broadband service revenues for SBI, rental payments received for the lease of Mabuhay Satellite’s transponders’ charges for ACeS Philippines’ satellite information and messaging services, service revenues generated from PLDT Global’s subsidiaries, and revenues generated from Wolfpac for wireless data content.

Rates

SBI offers its wireless broadband and data services for residential consumers as well as small and medium-scale enterprises. The wireless broadband service for residential consumers is branded as Smart Bro and offers a maximum speed of 384 kbps for Php999 per month. Monthly service fees for corporate data services range from Php999 to Php180,000 depending on the connection speed requirements. The monthly service fee for users of the Smart Bro Plug-It, a new service introduced in November 2007, is Php799 and includes 40 hours per month of free internet usage. Users also incur a one-time charge for the Smart Bro Plug-It modem of Php1,200.

Wolfpac generates revenues from SMS subscriptions, institutional services and downloadable contents. The subscription price for the SMS subscription and institutional services is pegged at Php2.50 per SMS, while downloadable contents range from Php10.00 to Php30.00.

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

We offer postpaid and prepaid fixed line services. Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of our overall churn and credit risk exposure management strategy. PLDT has consolidated its prepaid fixed line service into TelePwede, which is funded by e-loads (available at Smart or PLDT e-load retailers). In March 2007, PLDT launched PLDT Landline Plus, a postpaid and prepaid fixed wireless service where subscribers to the service benefit from a text-capable home phone. This service is primarily intended for subscribers in areas where PLDT has no facilities and is expected to increase our fixed line subscriber base.

Local Exchange Service

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT. We also provide local exchange services through our subsidiaries ClarkTel, SubicTel, Maratel and Piltel. Together, these subsidiaries account for approximately 3% of our consolidated fixed line subscribers.

The following table summarizes key measures of our local exchange service segment as at and for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,
	2007	2006	2005(2)

Number of fixed line subscribers (at year-end)(1)	1,724,702	1,776,647	1,842,507
Number of fixed line employees (at year-end)	8,080	8,711	9,197
Number of fixed line subscribers per employee	213	204	200
Total local exchange revenues (in millions)	Php16,205	Php16,963
Local exchange revenues as a percentage of total service revenues	11%	13%
Local exchange revenues as a percentage of total fixed line service revenues	33%	35%

____________

(1)     Previously set forth as number of fixed lines in service, this was restated in 2006 to reflect the effect of the change in parameters used to align with the PLDT Group’s policy on subscriber count with the planned use of an integrated billing system for our subscribers.

(2) Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have omitted revenue data for 2005. Please see “Presentation of Financial Information” above for further details.

Rates

As at December 31, 2007, basic monthly charges for our local exchange service in the Metropolitan Manila area were Php592.63 for a single-party residential line and Php1,234.02 for a single business line. Monthly charges vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Regular installation charges amount to Php1,200 for residential customers and Php1,500 for business customers. New products launched on promotion or products bundled on existing services usually waive the installation fee or allow for a minimal installation fee of Php500. Aside from the basic monthly charges, we charge our postpaid subscribers separately for NDD, IDD and calls to mobile phones. Calls to PLDT and other landlines within a local area code are free.

Our prepaid fixed line customers generally do not pay a basic monthly charge and are charged based on usage. Subscribers of TelePwede, our upgraded prepaid fixed line service, are charged a monthly fee of Php115 per month to receive incoming calls and are charged per usage for outgoing calls. The TelePwede installation fee is Php1,500, including Php127 of preloaded value. The international and national long distance rates we charge to our prepaid fixed line customers are similar to the rates we charge to our postpaid customers. (For a detailed description of these rates, see “— International Long Distance Service — Rates” and “— National Long Distance Service — Rates.”)

The monthly service fee for our PLDT Landline Plus service is available in load denominations of Php300, Php600 and Php1,000 for residential and business subscribers and includes 150, 600 and 1,000 free local minutes, respectively.

Pursuant to a currency exchange rate adjustment, or CERA, mechanism authorized by the NTC, we are required to adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In 2007, we implemented five downward adjustments and one upward adjustment in our monthly local service rates, while there were eight downward adjustments and three upward adjustments in 2006. The average Philippine peso to U.S. dollar rate factored in our monthly local service rates in 2007 was Php48.67 to US$1.00, compared to an average of Php51.53 to US$1.00 in 2006. This change in the average peso-to-dollar rate translated to a peso appreciation of 6%, which resulted in a net decrease of approximately 5% in our average monthly local service rates in 2007. In its letter dated July 16, 2007, the NTC has approved our request to use annual average exchange rates as our basis in CERA computation instead of the currently used monthly averages.

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

International Long Distance Service

Our international long distance service consists of switched voice and packet-based voice and data services that go through our international gateway facilities. We also generate international long distance revenues through access charges paid to us by other Philippine telecommunications carriers for incoming international voice calls that terminate to our local exchange network. Our packet-based voice and data services are transmitted over our existing traditional circuits, VoIP systems and the network of a consortium of dominant carriers in Asia in which PLDT is a member.

The following table shows certain information about our international long distance business as at and for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,
	2007	2006	2005(1)

Total call volumes (million minutes)	2,280	2,177	2,266
Inbound call volumes (million minutes)	2,007	1,984	2,117
Outbound call volumes (million minutes)	273	193	149
Inbound-outbound call ratio	7.4:1	10.3:1	14.2:1
Total international long distance service revenues (in millions)	Php8,674	Php9,933
International long distance service revenues as a percentage of total service revenues	6%	7%
International long distance service revenues as a percentage of total fixed line service revenues	18%	20%

__________

(1)       Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have omitted revenue data for 2005. Please see “Presentation of Financial Information” above for further details.

International long distance service historically has been a major source of our revenue. However, primarily due to the steep decline in inbound termination and collection rates and intense competition, revenues derived from our international long distance service have been declining.

We have been pursuing a number of initiatives to strengthen our international long distance service business, including by: (i) lowering our inbound termination rates, (ii) identifying and containing unauthorized traffic termination on our network, (iii) being more selective in accepting incoming traffic from second- and third-tier international carriers, and (iv) introducing a number of marketing initiatives, including substantial cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for some customers. In addition, through PLDT Global, we aggregate inbound call traffic to the Philippines at our points of presence and, using our capacity in submarine cable systems connected to each point of presence, transmit calls to our network. PLDT Global is also enhancing the presence of PLDT in other international markets by offering new products and services such as international prepaid cards, mobile services, SMS transit and other global bandwidth services. We believe these strategies will help us maximize the use of our existing international facilities, and develop alternative sources of revenue.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2007 and 2006(1):

	Net Settlement
	Years Ended December 31,
	2007	2006
	(in millions)

United States	US$55	US$54
Saudi Arabia	28	27
United Arab Emirates	18	15
Canada	17	18
Japan	12	12
Italy	10	11
Hong Kong	7	8
Malaysia	7	3
Taiwan	6	4
Others	36	33
Total	US$196	US$185

___________

(1) Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have omitted net settlement amounts for 2005. Please see “Presentation of Financial Information” above for further details.

Rates

Since February 1, 2003, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network is charged approximately US$0.12 per minute.

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

We also offer international long distance service through PLDT Budget Card, a prepaid call card, which offers low-priced international calling services at IDD call rates ranging from Php3.00 per minute to Php8.00 per minute depending on the destination to more than 90 destinations (excluding the Middle East).   In April 2007, we introduced the Budget Card Middle East Edition which offers reduced IDD call rates of Php10 per minute and Php15 per minute to different destinations in the Middle East. Budget Card and Budget Card Middle East Edition are sold in denominations of Php200, Php100 and Php30 and must be consumed within 30 days from first use.

National Long Distance Service

Our national long distance services are provided primarily through PLDT. This service consists of voice services for calls made by our fixed line customers outside of their local service areas within the Philippines and access charges paid to us by other telecommunications carriers for wireless and fixed line calls carried through our backbone network and/or terminating to our fixed line customers.

The following table shows our national long distance service revenues for the years ended December 31, 2007 and 2006 and our national long distance call volumes for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,
	2007	2006	2005(1)

Total call volumes (million minutes)	2,183	2,251	2,348
Total national long distance service revenues (in millions)	Php6,338	Php6,921
National long distance service revenue as a percentage of total service revenues	4%	5%
National long distance service revenue as a percentage of fixed line service revenues	13%	14%

__________

(1)     Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have omitted revenue data for 2005. Please see “Presentation of Financial Information” above for further details.

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

Rates

Rates for national long distance calls traditionally were based on type of service, such as whether the call is operator-assisted or direct-dialed. However, in line with its move towards rate simplification, PLDT simplified these rates in recent years to a flat rate of Php5.09 per minute for calls originating and terminating to PLDT fixed line network, and for calls terminating to fixed line networks of other local exchange carriers. Additionally, in recent years, PLDT simplified its rates for calls terminating to cellular subscribers to a uniform rate of Php14.00 per minute.

In addition, PLDT launches from time to time promotions to stimulate fixed line usage.

On January 7, 2006, we implemented a monthly flat service rate of Php50 which permits subscribers to make national long distance calls of unlimited duration for Php10 per call to subscribers of PLDT and, which permits subscribers who registered for this flat rate service on or before February 24, 2006, to also make such calls to subscribers of Smart and Piltel.

We continue to evaluate the present rate structure of our national long distance services from per minute toll charges to flat rates per call for calls of unlimited duration. This is envisioned to make fixed line rates more competitive with VoIP rates and to revitalize interest in fixed line usage. We continue studying various pricing models in respect of the above new rate plan.

PLDT currently has interconnection arrangements with the majority of other local exchange carriers, pursuant to which the originating carrier pays: (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network; and (2) an access charge of Php1.00 per minute to the terminating carrier. PLDT still maintains revenue-sharing arrangements with a few other local exchange carriers, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity. For more information on these interconnection arrangements, see “–– Interconnection Agreements.”

Data and Other Network Services

Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband internet-based data communications, and packet-based communication.

The following table shows our data and other network service revenues for the years ended December 31, 2007 and 2006 and our numbers of broadband and narrowband subscribers as at December 31, 2007, 2006 and 2005:

	Years Ended December 31,
	2007	2006	2005(1)

Consolidated data and other network service revenues (in millions)	Php15,921	Php13,725
Number of DSL broadband subscribers	264,291	133,159	88,811
Number of PLDT Vibe narrowband subscribers	230,995	297,250	266,703

__________

(1)     Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have omitted revenue data for 2005. Please see “Presentation of Financial Information” above for further details.

Recognizing the growth potential of data and other networking services, including IP-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments. These segments registered the highest percentage growth in revenues among our fixed line services in 2007 and continued to grow in the first quarter of 2008.

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

Our IP-based services include PLDT DSL (myDSL and BizDSL), a broadband internet service targeted for heavy individual internet users as well as for small and medium enterprises, PLDT Vibe, a dial-up/narrowband internet service targeted for light to medium residential individual internet users, and I-Gate, our dedicated leased line internet access service targeted for enterprises and value-added service providers.

In addition, in 2006, we introduced Shops.work Unplugged, or SWUP, a bundled service using Smart’s GPRS/EDGE network and PLDT’s virtual private network, or VPN, for retailers and banks that offers real-time wireless data communication for retailers’ cashiering point-of sale networks, bank automated teller machines, or ATMs, and merchants’ swipe card terminals.

In 2007, we continued to broaden our service offerings with the launch of new services and expansion or enhancement of some of the existing offerings.

Information and Communications Technology

We conduct our information and communications technology, or ICT, businesses through our wholly-owned subsidiary ePLDT. ePLDT is a broad-based integrated information and communications technology company, focusing on infrastructure and solutions for internet applications, internet protocol-, or IP-, based solutions and multimedia content delivery. ePLDT's principal businesses are the operation of (1) knowledge processing solutions, through the SPi Group, (2) customer interaction services through Vocativ, Parlance and Ventus, (3) an internet data center under the brand name Vitro™, and (4) internet and online gaming through Infocom, netGames, Digital Paradise, Digital Paradise Thailand, Level Up! and Airborne Access. Our ICT business segment registered revenues of Php10,799 million and Php6,925 million, accounting for 7% and 5% of our total revenues for 2007 and 2006, respectively. The increase in the revenue contribution from our information and communication technology segment was primarily due to the consolidation of SPi, CyMed and Level Up! since their acquisition by ePLDT on July 11, 2006, August 11, 2006 and April 30, 2006, respectively, and has increased with the full-year consolidation of the SPi Group in 2007.

Knowledge Processing Solutions

ePLDT provides knowledge processing solutions through SPi Group, the second largest pure-play knowledge processing solutions company and the ninth largest independent knowledge processing solutions service provider worldwide acquired by ePLDT in July 2006. SPi has operations in 19 locations in North America, Europe and Asia. On August 11, 2006, SPi acquired 100% of CyMed, a leading medical transcription company based in Richmond, Virginia, and on April 12, 2007, SPi acquired 100% of Springfield, one of the ten largest players in the medical billing and revenue cycle management market.

Customer Interaction Services

ePLDT has established one umbrella brand name, ePLDT Ventus, for all of its customer interaction service businesses, including Vocativ and Parlance. Ventus provides offshore, cost-effective contact center outsourcing solutions specializing in inbound customer care. Vocativ provides customer and technical support to its clients in the Philippines, U.S. and U.K., while Parlance provides the exclusive customer support and billing requirements to one of the largest direct-to-home satellite television providers in the U.S. In total, we owned and operated approximately 6,400 seats with 5,930 customer service representatives, or CSRs, in 2007 compared to approximately 5,600 seats with 5,130 CSRs in 2006. In 2006, ePLDT Ventus launched two new sites bringing our total customer interaction services site count to nine in 2007.

Internet and Online Gaming

ePLDT’s internet and online gaming business is conducted through several subsidiaries. ePLDT owns a 99.6% interest in Infocom, one of the country's leading internet service providers, or ISPs. Infocom offers consumer prepaid internet access under the name WarpSpeed and Speed Tipid and postpaid internet access; dedicated dial-up and multi-user dial-up corporate leased lines; broadband internet access through DSL and cable; and website consulting, development and hosting. ePLDT also owns a 75% interest in Digital Paradise, an internet café business with over 174 branches which assumed the assets of Netopia Computer Technologies, Inc. and the brand Netopia. ePLDT further holds an 80%-interest in netGames, a publisher of Massively Multi-player Online Games in the Philippines, and is the Philippine licensee of Khan Online, the country’s first full 3D online game; a 51% interest in Airborne Access, the country’s leading operator of WiFi hotspots, which provides wireless internet access in hotspots equipped with Airborne Access WiFi access points and a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines with about an 80% share of the online gaming market.

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

Infrastructure

Wireless Network Infrastructure

Cellular

Through Smart, we operate a digital GSM network. To meet the growing demand for cellular services, Smart has implemented an extensive deployment program for its GSM network covering substantially all of Metro Manila and most of the other population centers in the Philippines. As at December 31, 2007, Smart had 43 mobile switching centers and 77 text messaging service centers and 7,825 base stations in operation after having added 1,726 base stations to its nationwide cellular network in 2007, Piltel had six active cell sites.

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

Due to its access to PLDT’s network assets, Smart has been able to achieve significant capital expenditure savings, which capital expenditures are understood to be significantly less, on a per net addition basis, than its current competitors. This translates into an improved ability to price competitively and target the mass market subscriber base in the Philippines, while retaining profitability. Based on existing equipment purchase contracts, Smart expects incremental capital expenditure per net additional subscriber to amount to less than US$50.

We expect continued increases in coverage (particularly indoor) in the coming years, as well as the introduction of new types of BTS for indoor and commercial offices. Smart has introduced the NanoBTS, a compact and easy-to-deploy solution for indoor coverage and increased efficiencies in underserved offices and buildings. The new base station equipment uses IP for transport and Smart is one of the very first operators to deploy this access solution.

Smart was awarded a 3G license by the NTC in 2005 and received the largest radio frequency allocation of 15 MHz. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to rapidly deploy its 3G network nationwide and at the same time offer the highest quality of 3G service. Smart has commenced its 3G network roll-out and continues to extend the reach of its 3G network in various cities and municipalities nationwide, further improving coverage in major urban centers and selected provincial areas.

Smart and Piltel have been co-locating their cell sites where their base stations are installed. As at December 31, 2007, 26 of Smart's mobile switching centers and 214 of Smart's cell sites were housed in PLDT’s fixed line complexes while 249 of Smart’s cell sites were co-located with Piltel. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.

Wireless Broadband, Satellite and Other Services

SBI operates a nationwide broadband wireless internet data services. It is operating in the 2.4, 3.5 and 5.7 GHz spectrum, supporting its WiFi, Canopy and eventually WiMax services, respectively. It offers fixed wireless broadband internet connectivity to both residential and corporate clients. It also maintains and operates WiFi hotspots installations that serve mobile internet users. Almost 1,798 of Smart’s base stations are now wireless broadband-capable, covering most of the key cities and the other populated centers in the country. These are strategically co-located in the Smart’s cellular base stations that allow it to reach as many subscribers as possible, in the fastest possible way. For its backbone, it uses the nationwide PLDT and Smart fiber optic and IP backbone that provide substantial bandwidth capacity to utilize and to grow on demand.

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

ACeS Philippines manages, controls and operates its own satellite gateway and other ground infrastructure, including a 13-meter feeder-link C-band earth station, beam congruency antenna and equipment that serve as the primary interface between the ACeS system and other telecommunications networks. It uses the Garuda I satellite to transmit digital voice services to ACeS Philippines’ mobile and fixed terminal users within the Asian service area.

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment on customers’ premises, local access lines connecting customers to exchanges, referred to as “outside plant,” inter-office lines connecting exchanges, and long distance transmission equipment. As at December 31, 2007, we had 228 central office exchanges compared to 184 in 2006.

We have our own 6,400-kilometer DFON, the country's first telecommunications network using fiber optics in delivering voice, video, data, and other broadband and multimedia services nationwide. Our fiber optic network employs synchronous digital hierarchy technology to improve network performance and reduce operating costs. Our network is composed of in-land and submarine cable installations and is configured in seven self-healing rings allowing route delivery even in the event of single link failure per ring. To date, the PLDT DFON is equipped with N x 10 gigabits per second capacity and is connected directly to four existing international submarine cable systems. We use CS VEGA, a cable ship which we lease from NTT World Engineering Marine Corporation, or NTT-WEM, pursuant to a chartered arrangement maintenance contract to maintain the 2,400 kilometers of submarine cable comprising the submerged portion of our DFON. This seven-year maintenance contract, as extended, expired last December 31, 2007. We are currently renewing the contract with NTT-WEM on a monthly basis until such time that a new long-term maintenance contract is in place.

We are currently upgrading our fixed line facilities to NGN, a broad term for certain emerging computer network technologies that can encompass voice, data and video where all information is efficiently transmitted via digital packets of data. It is a platform that will allow for more services to be made available to our fixed line subscribers.

International

We provide international network services using our three international gateway switching exchanges. As at December 31, 2007, our international long distance facilities allow direct correspondence with 47 countries/territories (representing 87 correspondents) and can reach 460 foreign destinations (via direct and transited routes including breakouts) worldwide. We also own interests in submarine and satellite systems, through which we route most of our international traffic.

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

Additionally, on May 2, 2007, a consortium of seventeen major international telecommunication operators, including PLDT, signed an agreement to build the first high-bandwidth optical fiber submarine cable system linking Southeast Asia and the U.S.  The cable project, known as the Asia-America Gateway, will span 20,000 kilometers and will use the latest Dense Wavelength Division Multiplexing technology to provide upgradeable, future proof transmission facilities that will support bandwidth requirements for new and revolutionary broadband applications.  It is expected that the Asia-America Gateway will cost approximately US$500 million (of which US$50 million represents PLDT’s investment) and will be ready for service by the first quarter of 2009.

Interconnection Agreements

Since the issuance of Executive Order No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers' networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and cellular carriers.

Since January 1, 2004, calls terminating to cellular subscribers originating from fixed line subscribers are charged a termination rate of Php4.00 per minute.

Since January 1, 2004, local access for cellular operators, including Smart, that terminate calls to PLDT’s fixed line network were charged at Php3.00 per minute.

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

Since February 1, 2003, international calls terminating to PLDT’s fixed line network were charged a termination rate of approximately US$0.12 per minute. Also, international calls terminating to Smart’s cellular network were charged a termination rate of US$0.16 per minute.

Since January 1, 2002, Smart charged a termination rate of Php4.00 per minute for calls originating from/terminating to another cellular operator’s network. For SMS originating from Smart and terminating on other operators’ cellular network and for SMS originating from other operators and terminating on Smart’s cellular network, the charge is Php0.35 per message.

Licenses and Regulation

PLDT, Smart and Piltel provide telecommunications services pursuant to legislative franchises that expire, in the case of PLDT, on November 28, 2028, in the case of Smart, on March 27, 2017 and, in the case of Piltel, on May 14, 2019. A franchise holder is required to obtain operating authority from the NTC to provide specific telecommunications services. These approvals may take the form of a Certificate of Public Convenience and Necessity, or CPCN, or, while an application for a CPCN is pending, a provisional authority to operate. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned.

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which will expire at various times between now and 2028. PLDT's CPCNs to provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expired in 2003. Although some of PLDT's CPCNs and provisional authorities have already expired, PLDT filed timely applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. PLDT expects that the NTC will grant these extensions; however, there can be no assurance that this will occur. The period of validity of some of PLDT’s CPCNs which expired on November 28, 2003, coterminous with the term of its previous franchise under Republic Act No. 6146, has been extended further by the NTC to November 28, 2028, coterminous with PLDT’s current franchise under Republic Act No. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 are currently pending with the NTC. See Item 3. “Key Information –– Risks Factors — Risks Relating to Us — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes.”

Smart operates its cellular, international long distance and national long distance services pursuant to CPCNs, the terms of which will expire upon the expiration of its franchise. On July 22, 2002, Smart was granted separate CPCNs to operate a cellular mobile telephone system, or CMTS, and an international gateway facility. On August 26, 2002, Smart was granted a CPCN to install, operate and maintain nationwide global mobile personal communications via satellite which will also expire upon expiration of its franchise. On February 19, 2008, Smart was granted a CPCN to establish, install, maintain, lease and operate an international private leased circuit for a term that is co-terminus with the expiration of its franchise. Prior to that, Smart was permitted to engage in these activities pursuant to a provisional authority and a timely filed application for the grant of such CPCN. On the same date, upon application of Smart, the NTC extended Smart’s provisional authority to construct, install, operate and maintain a nationwide public calling office and public payphone service from January 4, 2007 to January 4, 2010.

On December 29, 2005, Smart was awarded a 3G license by the NTC after being ranked highest in garnering a perfect score on a 30-point grading system designed to gauge the capability of telecommunication operators to effectively provide extensive 3G services. As a result, Smart received the largest radio frequency allocation of 15 MHz as well as first choice of frequency spectrum. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum. Smart is required to pay annual license fees of Php115 million based on the 15 MHz awarded to Smart.

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

The following table sets forth the spectrum system, licensed frequency and bandwidth used by Smart, Piltel and SBI:

Carrier	Spectrum System	Frequency Assignment	Bandwidth

Smart	ETACS/GSM 900	897.5-905/942.5-950 MHz	7.5 MHz
	GSM 1800	1725-1730/1820-1825 MHz	5.0 MHz
		1730-1732.5/1825-1827.5 MHz	2.5 MHz
		1735-1740/1830-1835 MHz	5.0 MHz
		1745-1750/1840-1845 MHz	5.0 MHz
		1780-1782.5/1875-1877.5 MHz	2.5 MHz
	3G (W-CDMA)	1920-1935/2110-2125 MHz	15.0 MHz
Piltel	AMPS/CDMA	845-846.5/890-891.5 MHz	1.5 MHz

SBI	Wireless broadband	2400-2483.5 MHz *	73 MHz
		3400-3590 MHz *	94 MHz
		5470-5850 MHz *	123 MHz

__________

* SBI frequency assignments on these bands are non-contiguous and on a per station and location basis.

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

PLDT, Smart and Piltel are required to pay various permit, regulation and supervision fees to the NTC. PLDT was previously engaged in disputes with the NTC over some of the assessed fees. For more information on the disputes involving PLDT, see Item 8. “Financial Information –– Legal Proceedings –– NTC supervision and regulatory fees, or SRF.”

Piltel is engaged in discussions with the NTC relating to the allocation and use of certain 3G radio frequency bands. On August 23, 2005, the NTC issued Memorandum Circular No. 07-08-2005 or the Rules and Regulations on the Allocation and Assignment of 3G Radio Frequency Bands, allocating the 825-845MHz/870-890MHz frequency band for 3G. In a letter dated December 8, 2005, Piltel informed the NTC of its intent to upgrade its existing CDMA CMTS network to 3G.

In a letter dated June 18, 2007, Piltel requested the NTC to affirm its right to use the said frequency band by allowing the joint use thereof by Smart and Piltel which was granted previously by NTC (through then Commissioner Rio) in a letter dated May 6, 2002, arguing that the re-allocation of the frequency band was done without due process; that Piltel had been complying with the mandates of the NTC and had been persistently applying for, and renewing, the Radio Station Licenses (RSLs); that it had been paying the spectrum users fees (SUF); and that the re-allocation of the frequency band for 3G renders inutile the RSLs with effectivity dates of up to June 30, 2008.

In a letter dated November 27, 2007, Piltel requested to use the 824-835MHz/869-880MHz frequency band for 3G services, with a commitment to submit pertinent documents, referring to its letter of December 8, 2005 on its intent to upgrade its existing CDMA CMTS network to 3G.

However, in its letter dated December 12, 2007, the NTC denied Piltel’s letter of November 27, 2007 citing that records showed that the radio frequencies 824-835MHz/869-880MHz had been re-allocated for International Mobile Telecommunications 2000 (IMT2000) or Third Generation (3G) Mobile Telecommunications Services under Memorandum Circular 07-08-2005 and that Piltel had not applied for the assignment and use of radio frequencies re-allocated for 3G Mobile Telecommunications Service nor was qualified for the assignment of the same.

In a letter dated December 19, 2007, Piltel requested reconsideration of the December 12, 2007 letter of the NTC, reiterating its commitment to submit necessary documents that may be required by the NTC. Piltel’s request for reconsideration remains pending with the NTC.

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

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act (R.A. 7925) requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares by the later of the fifth anniversary of the date (a) the law became effective or (b) the entity’s commencement of commercial operations.

PLDT and Piltel have complied with this requirement. However, Smart has not conducted a public offering of its shares. If Smart is found to be in violation of R.A. 7925, this could result in a revocation of the franchise of Smart and in the filing of a quo warranto case against Smart by the Office of the Solicitor General of the Philippines. See Item 3. “Key Information – Risk Factors – The franchise of Smart may be revoked due to its failure to conduct a public offering of its shares” for further discussion.

Competition

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

Cellular Service

There are presently six operating service providers, namely Smart, Piltel, Globe, Innove, Digitel and Express Telecom, or Extelcom. Globe acquired Innove to form into one operating group while Smart and Piltel, both being part of the PLDT Group, formed another operating group. These two operating groups have approximately 92% of the Philippine cellular market. There are therefore effectively two large competitors in the Philippine cellular market. The third active operator, Digitel commenced its cellular service, Sun Cellular, on March 29, 2003 and is estimated to have approximately 8% of the cellular market as at December 31, 2007. Extelcom operates on an analog platform and is estimated to have minimal subscribers. In December 2005, the NTC awarded four out of five 3G licenses to existing cellular operators Smart, Globe, Digitel and to a new entrant, Connectivity Unlimited Resources Enterprises, or CURE. The NTC has yet to award a fifth license to another operator.

Competition in the cellular industry has intensified with the increased availability of affordably priced handsets offering a range of new functions and the introduction by competitors of new and improved plans for postpaid subscribers, reduced rates per minute and aggressive marketing and promotional strategies. The principal bases of competition are price, including handset cost, quality of service, network reliability, geographic coverage and attractiveness of packaged services. Smart's network leads the industry in terms of coverage with 7,825 base stations as at December 31, 2007.

As a result of competitive pressures, several service providers, including Smart and Piltel, have, in the last two years, introduced “bucket” plans providing unlimited voice and text services, and other promotions. The launch of Sun Cellular’s “24/7” promotion stimulated a market segment that is attracted to “bucket” plans for voice and text services. Smart launched “Smart 258”, a registration-based service which offers unlimited on-networks text messaging in various load denominations with designated expiration periods. While most of the “bucket” priced plans currently available in the market are being offered on promotional bases, Smart, Globe and Sun Cellular continue to launch other services that are designed to encourage incremental usage from existing subscribers and also to attract new subscribers.

Cellular operators also compete actively in launching innovative products and value-added services. The growing range of cellular products and services include not only text messaging but also multi-media messaging, voice mail, text mail, international roaming, information-on-demand, mobile banking, e-commerce, mobile data, cellular internet access and internet messaging.

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

In order to avail themselves of promotions and cost efficient network-to-network calling rates, cellular subscribers in the Philippines have increasingly been subscribing to the services of multiple wireless operators. As a result, the increases in 2007 in our cellular subscriber base and the penetration rate of the wireless market in the Philippines partly was impacted by such “multiple SIM card ownership”.

Local Exchange Service

The concerted nationwide local exchange line build-out by various players, as mandated by the Philippine government, significantly increased the number of fixed line subscribers in the country and resulted in wider access to basic telephone service. The growth of the fixed line market, however, remained weak due to the surge in demand for cellular services and, in the past, the general sluggishness of the national economy. Nevertheless, we have sustained our leading position in the fixed line market on account of PLDT's extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market are Digitel, Bayan Telecommunications and Globe, which provide local exchange service through “fixed wireless landline services.”

There are currently four major fixed wireless landline services in the market that adopt the look and feel of a cellular phone service but provide the same tariff structure of a fixed line service such as the charging of monthly service fees. The earliest such service was provided by Digitel in the fourth quarter of 2005 at a fixed monthly rate of Php672. This service is provided mostly in selected areas of Southern and Northern Luzon where Digitel was lacking fixed cable facilities. Globe quickly followed suite with a similar service at a monthly rate of Php995 which service bundled a wireless landline and broadband internet connection of 384kbps. This service is offered in limited areas of Metro Manila like Makati, Las Piñas, the Visayas region and selected areas of Southern Luzon like Cavite and Batangas.

The most aggressive service of this type was launched by BayanTel in the second half of 2006, which service maintains two major price points open to both residential and business subscribers. This service is available under two plans, a plan at a monthly rate of Php699 for customers in Metro Manila and a plan at a monthly rate of Php599 for customers in selected regional areas of the Philippines.

In March 2007, we launched the PLDT Landline Plus, a postpaid and prepaid fixed wireless service which was initially available only in regional areas where there were no available PLDT fixed cable facilities, at a flat monthly rate of Php499, and which was subsequently extended to other areas, including Metro Manila, and increased to a monthly rate of Php600 for residential and Php1,000 for business subscribers.

International Long Distance Service

Including us, there are 11 licensed international gateway facility operators in the country. While we have so far been able to maintain a leadership position in this highly competitive segment of the industry, in recent years, our market share has reduced largely as a result of (1) competition from other international gateway facility operators and illegal international simple resale operators; (2) an increase in inbound and outbound international long distance calls terminating to and originating from the growing number of cellular subscribers; and (3) the popularity of alternative and cheaper modes of communication such as text messaging, e-mail, internet telephony and the establishment of VPNs for several corporate entities, further heightening the competition.

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

With respect to inbound calls into the Philippines, we have been pursuing a number of initiatives to strengthen our inbound telecommunications traffic, including lowering our termination rates and identifying and limiting unauthorized traffic termination. In addition, we have also established, through our wholly-owned subsidiary PLDT Global, presence in key cities overseas to identify and capture Philippine terminating traffic at its source, maximize the use of our international facilities and develop alternative sources of revenue.

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

PLDT launches from time to time promotions bundled with our other products to attract new subscribers, including free PLDT-to-PLDT NDD service.

Data and Other Network Services

Another rapidly growing segment of the industry is the market for data and other network services. The growth is spurred by the significant growth in consumer/retail narrowband and broadband internet access, enterprise resource planning applications, customer interaction services, knowledge processing solutions, on-line gaming and other e-services that drive the need for broadband and internet-protocol based solutions both here and abroad. Our major competitors in this area are Globe/Innove, Bayan Telecommunications, Eastern Telecoms and Digitel. The principal bases of competition in data services market are coverage, price/value for money, bundles or free gifts, customer service and quality of service.

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

Properties

We own four office buildings located in Makati City and own and operate 228 exchanges nationwide, of which 48 are located in the Metropolitan Manila area. The remaining 180 exchanges are located in cities and small municipalities outside Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications. As at December 31, 2007, we had 5,001 cellular cell sites and 7,825 base stations.

As at December 31, 2007, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•         67% consisted of cable, wire and cellular facilities, including our domestic fiber optic network, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

•         17% consisted of central office equipment, including three international gateway facilities, six pure national toll exchanges and 15 combined local and toll exchanges, and our communications satellite;

•         11% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

•         1% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers' premises; and

•         4% consisted of other work equipment.

For more information on these properties, see Note 8 – Property, Plant and Equipment to the accompanying audited consolidated financial statements in Item 18.

These properties are located in areas where our subscribers are being served. In our opinion, these properties are in good condition, except for ordinary wear and tear, and are adequately insured.

The majority of our connecting lines are above or under public streets and properties owned by others.

PLDT's, Smart’s and Piltel’s properties are free from any mortgage, charge, pledge, lien or encumbrance; however, substantial properties of Mabuhay Satellite are subject to liens while a portion of ePLDT’s property is subject to liens.

On February 1, 2008, SBI completed the acquisition of certain assets from Cruz Telephone Company, Inc., or Cruztelco, a local exchange operator offering fixed line services in North Eastern Mindanao. Please see Note 8 – Property, Plant and Equipment – SBI’s Acquisition of Cluster 3 Assets from Cruz Telephone Company, Inc., or Cruztelco in the accompanying audited consolidated financial statements in Item 18 for further discussion.

PLDT has various long-term lease contracts, the bulk of which have lease terms ranging from two to ten years covering certain offices, warehouses, telecommunications equipment locations and various office equipment.

For more information on the obligations relating to these properties and long-term obligations, see Note 24 – Contractual Obligations and Commercial Commitments to the accompanying audited consolidated financial statements in Item 18.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements (and the related notes) as at and for the years ended December 31, 2007 and 2006 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and Item 3. "Key Information — Risk Factors" and elsewhere in this report. Our audited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. Since these are our first consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the SEC in respect of the first-time adoption of IFRS, the following is limited to a discussion of our financial condition and results of operations for the years ended December 31, 2007 and 2006, and no comparative data for the year ended December 31, 2005 have been included. For further details, please see “Presentation of Financial Information” above. For convenience, certain peso financial information in the following discussions has been translated to U.S. dollars at the exchange rate at December 31, 2007 of Php41.411 to US$1.00, as quoted through the Philippine Dealing System.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments which serve as the basis for management’s decision to allocate resources and evaluate operating performance:

•         Wireless — wireless telecommunications services provided through our cellular service providers namely, Smart and Piltel, SBI, our wireless broadband provider, and Wolfpac, our wireless content operator, and Mabuhay Satellite and ACeS Philippines, our wireless broadband satellite and other service operators;

•         Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Maratel, Piltel and BCC, PLDT Global and SNMI, which together account for approximately 3% of our consolidated fixed line subscribers; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT; customer interaction services provided under the umbrella brand name ePLDT Ventus, including Ventus, Parlance and Vocativ; knowledge processing solutions services provided through the SPi Group (consolidated since July 11, 2006); and internet access and online gaming services provided by ePLDT’s subsidiaries Infocom, Digital Paradise, Digital Paradise Thailand, netGames, Airborne Access and Level Up!, as discussed in Note 9 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18.

Key performance indicators and drivers that our management uses for the management of our business include, among others, the general economic conditions in the Philippines, our subscriber base, traffic volumes, and interconnection arrangements.

Wireless

We provide cellular and wireless broadband, satellite and other services under our wireless business, with cellular services contributing about 95% and the remaining wireless services contributing approximately 5% of our wireless service revenues, respectively, in 2007. Rapid growth in the cellular market has resulted in a change in our revenue composition and sources of our revenue growth. Starting in 2003, cellular service has been our major revenue source surpassing fixed line revenues. As at December 31, 2007, Smart and Piltel, which offers services using Smart’s network, had the largest and third largest cellular subscriber bases, respectively, in the Philippines. In 2007, Smart’s and Piltel’s subscribers increased by 24%, resulting in our aggregate system-wide cellular subscribers outnumbering our fixed line in service by more than 17 to 1 at the end of 2007. However, while our cellular subscriber base continued to increase in 2007, this increase was partly impacted by “multiple-SIM card ownership”, in which subscribers subscribe to our services in addition to having subscriber arrangements with other wireless operators, and our continued expansion in the lower income segment of the Philippine wireless market, which overall resulted in a decrease in our average revenue per user, or ARPU. Cellular data services, which include all text messaging and text-related services ranging from ordinary text to value-added services, contributed significantly to our cellular revenue increase. Our total wireless revenues in 2007 increased by 12% from 2006 and accounted for 58% and 56%, respectively, of our total revenues for each of the years ended December 31, 2007 and 2006.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services and miscellaneous services. Our total fixed line revenues accounted for 35% and 39% of our total revenues for the years ended December 31, 2007 and 2006, respectively. Local exchange and international long distance revenues have declined primarily due to the appreciation of the Philippine peso to the U.S. dollar. National long distance revenues have also been declining largely due to a drop in call volumes as a result of alternative means of communications such as texting, e-mailing and internet telephony. Mitigating these declines was the steady growth of our data and other network services over the recent years. Recognizing the growth potential of the data and other network services segment, we have put considerable emphasis on the development of new packet-switched, data-capable and IP-based networks.

Information and Communications Technology

We conduct our ICT businesses through ePLDT. ePLDT’s principal businesses are the operation of an internet data center under the brand name VitroTM; customer interaction service businesses, including Ventus, Vocativ and Parlance, under the brand name ePLDT Ventus; knowledge processing solutions provided by SPi; internet and online gaming through Infocom, Digital Paradise and Digital Paradise Thailand, netGames, Level Up! and Airborne Access. The revenue contribution of our information and communications technology segment accounted for 7% and 5% of our total revenues for the years ended December 31, 2007 and 2006, respectively. The increase in the revenue contribution from our information and communication technology segment was primarily due to the results of the full-year consolidation of the financial results of the SPi Group in 2007.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the reporting date. Due to uncertainties inherent in these assumptions and estimates, actual results and outcomes could differ from our assumptions and estimates. We believe the following represent our critical accounting policies under IFRS. The impact and any associated risks relating to these policies in our business operations are discussed elsewhere in this section.

Leases

We have various lease agreements as a lessee in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us or retained at the lessor based on IAS 17, “Leases”, which requires us to make judgments and estimates of transfer of risks and rewards of ownership. Total lease expense arising from operating leases amounted to Php2,762 million and Php2,257 million for the years ended December 31, 2007 and 2006, respectively. Total finance lease obligations as at December 31, 2007 and 2006 amounted to Php496 million and Php1,030, respectively. See Note 18 – Interest-bearing Financial Liabilities, Note 24 – Contractual Obligations and Commercial Commitments and Note 26 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18.

Determination of fair values of financial assets and liabilities

We carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments for the fair values of financial assets and liabilities. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring. See Note 26 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates and volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our consolidated statement of income and consolidated statement of changes in equity.

Total fair value of financial assets and liabilities as at December 31, 2007 amounted to Php46,661 million and Php111,086 million, respectively, while the total fair value of financial assets and liabilities as at December 31, 2006 amounted to Php36,517 million and Php124,801 million, respectively. See Note 26 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18.

Legal contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. See Note 25 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least at each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.

We recognized additional depreciation charges of Php796 million and Php8,624 million in 2007 and 2006, respectively, due to a change in the estimated useful lives of certain of our network assets owing to continuing network upgrade and expansion. The acceleration of depreciation is expected to result in reduction of future monthly depreciation amounting to Php10 million going forward.

Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php159,414 million and Php164,190 million as at December 31, 2007 and 2006, respectively. See Note 8 – Property, Plant and Equipment and Note 26 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18.

Goodwill and intangible assets

Our consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the purchase method of accounting which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets/liabilities acquired is recorded as goodwill in the balance sheet. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to periodic impairment test and amortization, respectively. See Note 11 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our results of operations.

Total carrying values of goodwill and intangible assets as at December 31, 2007 and 2006 amounted to Php11,721 million and Php12,214 million, respectively.

Realizability of deferred income tax assets

We review the carrying amounts of deferred income tax assets at each balance sheet date and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, we have not recognized certain of our deferred income tax assets as at December 31, 2007 and 2006 amounting to Php1,122 million and Php299 million, respectively. Total deferred tax assets as at December 31, 2007 and 2006 amounted to Php13,757 million and Php20,538 million, respectively, while total deferred tax liabilities as at December 31, 2007 and 2006 amounted to Php2,066 million and Php402 million, respectively. See Note 6 – Income Tax to the accompanying audited consolidated financial statements in Item 18.

Estimating allowance for doubtful accounts

We estimate the allowance for doubtful accounts related to our trade receivables that are specifically identified as doubtful of collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Impairment provision for receivable recognized in consolidated statements of income amounted to Php417 million and Php736 million for the years ended December 31, 2007 and 2006, respectively. Trade and other receivables, net of impairment, amounted to Php12,645 million and Php10,158 million as at December 31, 2007 and 2006, respectively. See Note 5 – Income and Expenses, Note 14 – Trade and Other Receivables and Note 26 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18.

Estimation of pension cost and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 23 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18 and include, among other things, discount rates, expected returns on plan assets and rates of compensation increases. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations. Total pension benefit costs amounted to Php1,773 million and Php1,003 million for the years ended December 31, 2007 and 2006, respectively.

Unrecognized net actuarial gain as at December 31, 2007 amounted to Php1,344 million and unrecognized net actuarial loss as at December 31, 2006 amounted to Php4,657 million. The accrued benefit costs as at December 31, 2007 and 2006 amounted to Php2,985 million and Php2,888 million, respectively. See Note 23 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.

Share-based payment transactions

Our long-term incentive plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the year. The assumptions and estimates are described in Note 23 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18 and include, among other things, annual stock volatility, risk free interest rate, remaining life, and the fair value of common stock. While management believes that the assumptions and estimates used are reasonable and appropriate, significant differences in our actual experience or significant changes in the assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as an expense for the years ended December 31, 2007 and 2006 amounted to Php1,448 million and Php3,150 million, respectively. As at December 31, 2007 and 2006, outstanding LTIP liability amounted to Php1,494 million and Php5,030 million, respectively. See Note 5 – Income and Expenses and Note 23 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.

Asset impairment

IFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the fair values of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant judgments and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under IFRS. Total impairment charges for the years ended December 31, 2007 and 2006 amounted to Php1,317 million and Php2,766 million, respectively. See Note 4 – Segment Information and Note 5 – Income and Expenses to the accompanying audited consolidated financial statements in Item 18.

The carrying value of our property, plant and equipment, investments in associates, goodwill and intangible assets, trade and other receivables and inventories and supplies are separately disclosed in Notes 8, 9, 11, 14 and 15 to the accompanying audited consolidated financial statements in Item 18, respectively.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

New Accounting Pronouncements Effective Subsequent to 2007

Please see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying audited consolidated financial statements in Item 18 for a discussion of new accounting standards that will become effective subsequent to December 31, 2007 and their anticipated impact on our consolidated financial statements.

Results of Operations

The following table shows the contribution by each of our business segments to our total revenues, expenses and net income (loss) for each of the years ended December 31, 2007 and 2006. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	ICT	Inter-segment Transactions	Total
	(in millions)
For the year ended December 31, 2007
Total Revenues	Php94,105	Php56,797	Php10,799	(Php9,839)	Php151,862
Service	86,497	48,551	10,055	(9,627)	135,476
Non-service	2,800	281	267	(122)	3,226
Foreign exchange gains (losses) –net	2,649	5,479	(138)	–	7,990
Interest Income	1,186	296	21	–	1,503
Other Income	973	2,190	594	(90)	3,667
Expenses	46,759	45,920	11,010	(9,908)	93,781
Net Income (Loss)	31,780	7,519	(94)	69	39,274
For the year ended December 31, 2006
Total Revenues	84,030	57,910	6,925	(9,141)	139,724
Service	78,395	49,174	6,337	(8,919)	124,987
Non-service	2,010	79	553	(122)	2,520
Foreign exchange gains (losses) – net	1,722	3,210	(109)	–	4,823
Interest Income	1,197	441	16	–	1,654
Other Income	706	5,006	128	(100)	5,740
Expenses	47,559	55,783	7,274	(9,141)	101,475
Net Income (Loss)	30,127	2,766	(312)	–	32,581

2007 Compared to 2006

On a Consolidated Basis

Total Revenues

Our total revenues for 2007 increased by Php12,138 million, or 9%, to Php151,862 million from Php139,724 million in 2006. This increase was primarily due to (i) an increase in our service revenues primarily resulting from the continued growth of our wireless business and an increase in our ICT revenues largely due to the effects of the full-year consolidation of the financial results of SPi, CyMed and Level Up! and the continued increase in our customer interaction service revenues, which was partially offset by a continued decrease in our fixed line revenues; and (ii) an increase in foreign exchange gains, primarily due to the effect of foreign exchange revaluation as a result of the higher level of appreciation of the Philippine peso in 2007, which was partially offset by a decrease in our other income primarily resulting from a recognition in 2006 in our fixed line business of a net reversal of provision for onerous contract related to the ATPA with AIL. The revenue contribution of our wireless business accounted for 62% and 60% of our total revenues for 2007 and 2006, respectively.

The following table shows the breakdown of our total revenues for the years ended December 31, 2007 and 2006 by business segment:

	Years Ended December 31,
					Change
	2007	%	2006	%	Amount	%
	(in millions)
Wireless	Php94,105	62	Php84,030	60	Php10,075	12
Fixed line	56,797	37	57,910	41	(1,113)	(2)
Information and communications technology	10,799	7	6,925	5	3,874	56
Inter-segment transactions	(9,839)	(6)	(9,141)	(6)	(698)	8
Total	Php151,862	100	Php139,724	100	Php12,138	9

Total Expenses

Our total expenses in 2007 decreased by Php7,694 million, or 8%, to Php93,781 million from Php101,475 million in 2006. This decrease was primarly due to lower financing costs on account of lower accretion of financial liabilities complemented by lower loss on derivative transactions and loans and related items and lower depreciation and amortization, which was partially offset by an increase in professional and other contracted services and compensation and employee benefits. As a percentage of our total revenues, total expenses decreased to 62% in 2007 from 73% in 2006.

The following table shows the breakdown of our total expenses for the years ended December 31, 2007 and 2006 by business segment:

	Years Ended December 31,
					Change
	2007	%	2006	%	Amount	%
	(in millions)
Wireless	Php46,759	50	Php47,559	47	(Php800)	(2)
Fixed line	45,920	49	55,783	55	(9,863)	(18)
Information and communications technology	11,010	12	7,274	7	3,736	51
Inter-segment transactions	(9,908)	(11)	(9,141)	(9)	(767)	8
Total	Php93,781	100	Php101,475	100	(Php7,694)	(8)

Provision for Income Tax

Provision for income tax increased by Php13,139 million, or 232%, to Php18,807 million in 2007 compared to Php5,668 million in 2006 mainly due to the reversal in 2006 of a valuation allowance of deferred tax assets in relation to the likelihood that Piltel would be able to realize the future benefits on these assets in 2006 and lower accelerated depreciation recognized in 2007.

Consolidated Net Income

As a result, our consolidated net income in 2007 was Php39,274 million, an increase of Php6,693 million, or 21%, compared to Php32,581 million in 2006. The following table shows the breakdown of our consolidated net income for the years ended December 31, 2007 and 2006 by business segment:

	Years Ended December 31,
					Change
	2007	%	2006	%	Amount	%
	(in millions)
Wireless	Php31,780	81	Php30,127	92	Php1,653	5
Fixed line	7,519	19	2,766	9	4,753	172
Information and communications technology	(94)	–	(312)	(1)	218	(70)
Inter-segment transactions	69	–	–	–	69	100
Total	Php39,274	100	Php32,581	100	Php6,693	21

On Business Segment Basis

Wireless

Total Revenues

Our wireless business segment offers cellular services as well as wireless broadband, satellite and other services.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2007 and 2006 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
	(in millions)
Wireless services:
Service Revenues
Cellular	Php82,334	88	Php75,617	90	Php6,717	9
Wireless broadband, satellite and others	4,163	4	2,778	3	1,385	50
	86,497	92	78,395	93	8,102	10
Non-service Revenues
Sale of cellular handsets and SIM-packs	2,800	3	2,010	2	790	39

Foreign exchange gains – net	2,649	3	1,722	2	927	54
Interest Income	1,186	1	1,197	2	(11)	(1)
Other Income	973	1	706	1	267	38
Total Wireless Revenues	Php94,105	100	Php84,030	100	Php10,075	12

Service Revenues

Our wireless service revenues increased by Php8,102 million, or 10%, to Php86,497 million in 2007 compared to Php78,395 million in 2006, mainly as a result of the continued growth in the cellular and wireless broadband subscriber base, an increase in inbound international traffic and inbound roaming revenues, partially offset by an increase in interconnection costs and the unfavorable effect of the appreciation of the Philippine peso on our dollar-linked revenues. As a percentage of our total wireless revenues, service revenues contributed 92% in 2007 as compared to 93% in 2006.

Cellular Service

Unless otherwise indicated, the financial data and operating metrics cited in the cellular service section reflect the consolidated results of our cellular subsidiaries, Smart and Piltel.

Our cellular service revenues consist of: (i) revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of content costs and discounts given to dealers and retailers; (ii) monthly service fees from postpaid subscribers, including: (a) toll charges for national and international long distance calls; (b) charges for calls and text messages in excess of allocated free local calls and text messages, respectively; and (c) charges for value-added services, net of related content provider costs; (iii) revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses, fees from reciprocal traffic from international correspondents, and revenues from inbound international roaming services; and (iv) other charges, including those for reconnection and migration.

Our cellular service revenues in 2007 amounted to Php82,334 million, an increase of Php6,717 million, or 9%, from Php75,617 million in 2006. Cellular service revenues accounted for 95% of our wireless service revenues in 2007 as compared to 96% in 2006. The increase in cellular service revenues was primarily due to the continued growth of Smart’s and Piltel’s subscriber base. As at December 31, 2007, Smart and Piltel cellular subscribers totaled 30,041,030, an increase of 5,865,646, or 24%, over their combined cellular subscriber base of 24,175,384 as at December 31, 2006. However, while our cellular subscriber base continued to increase in 2007, this increase was partly impacted by “multiple-SIM card ownership”, in which subscribers subscribe to our services in addition to having subscriber arrangements with other wireless operators, and our continued expansion in the lower income segment of the Philippine wireless market, which overall resulted in a decrease in our average revenue per user, or ARPU. While our combined cellular subscriber base continued to increase in the first two months of 2008 and reached 31,130,236 as at February 29, 2008, we expect that our combined cellular subscriber base in 2008 will increase at a lower pace than in previous years and that such increase will continue to be partly impacted by “multiple-SIM card ownership” and our continued expansion in the lower income segment of the Philippine wireless market.

The table below shows our cellular subscribers base as at December 31, 2007 and 2006:

	As at December 31,
			Increase
	2007	2006	Amount	%

Cellular subscriber base	30,041,030	24,175,384	5,865,646	24
Prepaid	29,699,150	23,856,821	5,842,329	24
Smart	19,997,324	16,882,442	3,114,882	18
Piltel	9,701,826	6,974,379	2,727,447	39
Postpaid	341,880	318,563	23,317	7

Of our 30,041,030 subscribers as at December 31, 2007, prepaid subscribers accounted for approximately 99% while postpaid subscribers accounted for the remaining 1%. Our cellular prepaid subscriber base grew by 24% to 29,699,150 as at December 31, 2007 from 23,856,821 as at December 31, 2006, whereas our postpaid subscriber base increased by 7% to 341,880 as at December 31, 2007 from 318,563 as at December 31, 2006. Smart’s prepaid and postpaid net subscriber activations totaled 3,114,882 and 23,317, respectively, in 2007, or a quarterly average addition of 778,721 prepaid and 5,829 postpaid subscribers. On the other hand, Piltel’s prepaid subscribers increased by 39% to 9,701,826 as at December 31, 2007 from 6,974,379 as at December 31, 2006, or a quarterly average addition of 681,862 subscribers. Postpaid subscribers as at December 31, 2007 were higher than as at December 31, 2006 primarily due to increased net activations in the last two quarters of 2007.

Our quarterly net subscriber activations over the eight quarters in 2007 and 2006 are as follows:

	2007				2006
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Prepaid	1,301,154	1,615,246	1,148,283	1,777,646	486,009	1,553,570	450,553	1,238,146
Smart	880,281	1,050,678	763,257	420,666	111,987	851,326	131,486	643,525
Piltel	420,873	564,568	385,026	1,356,980	374,022	702,244	319,067	594,621

Postpaid	6,921	7,403	5,704	3,289	5,001	11,955	13,722	7,807

Total	1,308,075	1,622,649	1,153,987	1,780,935	491,010	1,565,525	464,275	1,245,953

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of rentals received for the lease of Mabuhay Satellite’s transponders, wireless broadband service revenues from SBI, charges for ACeS Philippines’ services and service revenues from PLDT Global subsidiary’s mobile virtual network operations. SBI offers a number of wireless broadband services and had 301,738 subscribers as at December 31, 2007.

Gross service revenues from these services for 2007 amounted to Php4,163 million, an increase of Php1,385 million, or 50%, from Php2,778 million in 2006. This increase was primarily due to the growth in our wireless broadband business resulting primarily from a continued growth in our wireless broadband subscriber base.

Non-service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets and cellular SIM-packs.

Our wireless non-service revenues increased by Php790 million, or 39%, to Php2,800 million in 2007 as compared to Php2,010 million in 2006 primarily due to higher volume of cellular SIM-packs sold in 2007 partly offset by a lower volumes of postpaid and prepaid handsets sold and lower average revenues per cellular handset and cellular SIM-pack.

Foreign Exchange Gains – Net

Our net wireless foreign exchange gains increased by Php927 million, or 54%, to Php2,649 million in 2007 as compared to Php1,722 million in 2006 primarily due to the effect of foreign exchange revaluation as a result of the higher level of peso appreciation to the U.S. dollar in 2007 as compared to 2006.

Interest Income

Our wireless interest income decreased by Php11 million, or 1%, to Php1,186 million in 2007 as compared to Php1,197 million in 2006 primarily due to lower interest rates.

Other Income

All other income/gains such as rental income, gain on disposal of property which do not fall under service and non-service revenues, are included under this classification. Our wireless business segment generated other income of Php973 million in 2007, an increase of Php267 million, or 38%, as compared to Php706 million in 2006.

Expenses

Expenses associated with our wireless business in 2007 amounted to Php46,759 million, a decrease of Php800 million, or 2%, from Php47,559 million in 2006. A significant portion of this decrease was attributable to lower financing costs and a decrease in asset impairment, compensation and benefits expense and cost of sales, partially offset by an increase in depreciation and amortization, professional and other contracted services, rent expense and selling and promotion expenses. As a percentage of our total wireless revenues, expenses associated with our wireless business decreased to 50% in 2007 from 57% in 2006.

Cellular business expenses accounted for 93% while wireless broadband, satellite and other business expenses accounted for 7% of our wireless business expenses in 2007, compared to 89% and 11%, respectively, in 2006.

The following table summarizes our wireless-related expenses for the years ended December 31, 2007 and 2006 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
	(in millions)
Wireless services
Depreciation and amortization	Php12,202	26	Php10,752	23	Php1,450	13
Rent	8,751	19	7,887	16	864	11
Compensation and benefits(1)	4,608	10	5,041	10	(433)	(9)
Costs of cellular handsets and SIM-packs sold	4,285	9	4,688	10	(403)	(9)
Selling and promotions	3,804	8	3,013	6	791	26
Repairs and maintenance	3,634	8	3,646	8	(12)	–
Professional and other contracted services	2,369	5	1,779	4	590	33
Financing costs	2,299	5	4,658	10	(2,359)	(51)
Taxes and licenses	1,348	3	1,018	2	330	32
Communication, training and travel	1,083	2	891	2	192	22
Insurance and security services	783	2	797	2	(14)	(2)
Asset impairment	563	1	2,220	5	(1,657)	(75)
Cost of satellite air time	160	–	199	–	(39)	(20)
Amortization of intangible assets	158	–	312	1	(154)	(49)
Gain on derivative transactions	(278)	–	(39)	–	(239)	613
Other expenses	990	2	697	1	293	42
Total	Php46,759	100	Php47,559	100	(Php800)	(2)

__________

(1) Includes salaries and employee benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges increased by Php1,450 million, or 13%, to Php12,202 million in 2007 principally due to an increase in our depreciable asset base comprised mainly of transmission facilities, 2G, 3G and broadband networks, and broadband customer-deployed equipment. We expect our depreciation and amortization expenses to futher increase in line with our expected increase in capital expenditures in 2008. For further details, see Note 8 – Property, Plant and Equipment to the accompanying audited consolidated financial statements in Item 18.

Rent expenses increased by Php864 million, or 11%, to Php8,751 million on account of an increase in domestic fiber optic network, or DFON, facilities and transmission circuits leased by Smart from PLDT, as well as higher site rental expenses. In 2007, we had 5,001 GSM cell sites and 7,825 base stations, compared with 4,377 GSM cell sites and 6,099 base stations in 2006.

Compensation and employee benefits expenses decreased by Php433 million, or 9%, to Php4,608 million primarily due to higher accrued LTIP costs in 2006 as a result of the early vesting of the LTIP in 2006, partly offset by higher accrued bonuses and employees’ basic pay increase of Smart. Smart and subsidiaries’ employee headcount increased by 57 to 5,363 in 2007 as compared to 5,306 in 2006. For further discussion on our long-term incentive plan, please see Item 6. “Directors, Senior Management and Employees –– Long-Term Incentive Plan” and Note 23 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.

Cost of cellular handsets and SIM-packs sold decreased by Php403 million, or 9%, to Php4,285 million primarily due to a decrease in the volume of phone kits sold.

Selling and promotion expenses increased by Php791 million, or 26%, to Php3,804 million due to higher advertising, merchandising and commission expenses, partly offset by a decrease in printing costs of prepaid cards with the prevalence of e-loading.

Repairs and maintenance expenses decreased by Php12 million to Php3,634 million mainly due to lower repairs and maintenance costs for network facilities and a decrease in fuel costs for power generation, partly offset by an increase in IT software and hardware repairs and maintenance costs, as well as higher electricity cost for cell sites.

Professional and other contracted services increased by Php590 million, or 33%, to Php2,369 million primarily due to higher expenses for consultancy, contracted and technical services, market research and advisory fees in respect of investment evaluations in our cellular business.

We recognized financing costs of Php2,299 million in 2007, a decrease of Php2,359 million, or 51%, as compared to Php4,658 million in 2006 on account of lower accretion on financial liabilities due to the settlement of Piltel’s debt in 2006 and lower dividend on convertible preferred stock that is subject to mandatory redemption due to lower level of outstanding convertible preferred stock as compared to 2006, partly offset by lower capitalized interest. The breakdown of our financing costs for our wireless business for the years ended December 31, 2007 and 2006 is as follows:

			Change
	2007	2006	Amount	%
	(in millions)

Interest on loans and related items	Php1,581	Php1,634	(Php53)	(3)
Accretion on financial liabilities – net	877	3,105	(2,228)	(72)
Financing charges	12	37	(25)	(68)
Dividends on preferred stock subject to mandatory redemption	17	130	(113)	(87)
Capitalized interest	(188)	(248)	60	(24)
	Php2,299	Php4,658	(Php2,359)	(51)

Taxes and licenses increased by Php330 million, or 32%, to Php1,348 million primarily due to higher non-creditable input tax and the payment of previously disputed NTC licenses and fees, partly offset by lower business-related taxes and licenses.

Communication, training and travel expenses increased by Php192 million, or 22%, to Php1,083 million mainly due to higher mailing and courier charges, and increased travel and training activities.

Insurance and security services decreased by Php14 million, or 2%, to Php783 million primarily due to the decrease in site security expenses and lower charges on insurance contracts.

Asset impairment decreased by Php1,657 million, or 75%, to Php563 million due to the recognition by Mabuhay Satellite in 2006 of an asset impairment charge as a result of the reduction in value of the Agila II satellite given the difficulty in generating cash flows with the satellite nearing its end-of-life and other events affecting its business and lower levels of impairment charge in 2007 for subscriber accounts receivables.

Cost of satellite air time decreased by Php39 million, or 20%, to Php160 million due to a reduction of satellite air time cost as a result of the continued appreciation of the Philippine peso in 2007. See Note 22 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18.

Amortization of intangible assets decreased by Php154 million, or 49%, to Php158 million mainly due to the full amortization of intangible assets relating to technology application and customer lists, which were recognized following the acquisition of Wolfpac and SBI in November 2006 and August 2007, respectively.

Gain on derivative transactions increased by Php239 million, or 613%, to Php278 million primarily due to a Php270 million gain on US$ forward exchange contracts entered into by Smart in 2007 to hedge U.S. dollar-linked revenues and loan proceeds from an undrawn loan facility and an Php8 million gain on embedded derivatives. Gain of Php39 million in 2006 was on embedded derivatives relating to service and purchase contracts.

Other expenses increased by Php293 million, or 42%, to Php990 million primarily due to higher various business and operational-related expenses.

Provision for Income Tax

Provision for income tax increased by Php9,222 million, or 145%, to Php15,566 million in 2007 from Php6,344 million in 2006. In 2007, the effective tax rate for our wireless business was 33% as compared to 17% in 2006 mainly due to the recognition of deferred tax assets of Piltel in 2006 complemented by higher taxable income in 2007. We currently expect that our effective corporate tax rate will be at a similar level in 2008. Furthermore, while the National Internal Revenue Code provides that our regular income tax rate will be reduced to 30% effective January 1, 2009, there can be no assurance whether and when such reduction in the regular corporate income tax rate will be implemented.

Net Income

Our wireless business segment recorded a net income of Php31,780 million in 2007, an increase of Php1,653 million, or 5%, over Php30,127 million registered in 2006 on account of higher cellular revenues complemented by slightly lower expenses, partially offset by a higher provision for income tax.

Fixed Line

Total Revenues

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Total fixed line revenues generated from our fixed line business in 2007 totaled Php56,797 million, a decrease of Php1,113 million, or 2%, from Php57,910 million in 2006. As a percentage of our total revenues, fixed line revenue decreased to 35% in 2007 from 39% in 2006.

The following table summarizes total revenues from our fixed line business for the years ended December 31, 2007 and 2006, respectively, by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
	(in millions)

Fixed line services:
Service Revenues
Local exchange	Php16,205	29	Php16,963	29	(Php758)	(4)
International long distance	8,674	15	9,933	17	(1,259)	(13)
National long distance	6,338	11	6,921	12	(583)	(8)
Data and other network	15,921	28	13,725	24	2,196	16
Miscellaneous	1,413	2	1,632	3	(219)	(13)
	48,551	85	49,174	85	(623)	(1)
Non-Service Revenues
Sale of computers	281	–	79	–	202	256

Foreign Exchange Gains – Net	5,479	10	3,210	5	2,269	71
Interest Income	296	1	441	1	(145)	(33)
Other Income	2,190	4	5,006	9	(2,816)	(56)
Total Fixed Line Revenues	Php56,797	100	Php57,910	100	(Php1,113)	(2)

Service Revenues

Local Exchange Service

Our local exchange service revenues consist of: (i) flat monthly fees for our postpaid and fixed charges for our bundled voice and data services; (ii) amortization of installation charges and other one-time fees associated with the establishment of customer service; (iii) revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; and (iv) charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and caller ID.

The following table summarizes key measures of our local exchange service business segment as at and for the years ended December 31, 2007 and 2006, respectively:

	Years Ended December 31,
			Increase (Decrease)
	2007	2006	Amount	%

Total local exchange service revenues (in millions)	Php16,205	Php16,963	(Php758)	(4)
Number of fixed line subscribers	1,724,702	1,776,647	(51,945)	(3)
Postpaid	1,479,647	1,450,331	29,316	2
Prepaid	245,055	326,316	(81,261)	(25)
Number of fixed line employees	8,080	8,711	(631)	(7)
Number of fixed line subscribers per employee	213	204	9	4

Revenues from our local exchange service decreased by Php758 million, or 4%, to Php16,205 million in 2007 from Php16,963 million in 2006. The decrease was primarily due to the appreciation of the Philippine peso which required us to make further downward adjustments in our monthly local service rates pursuant to the currency exchange rate adjustment mechanism authorized by the NTC as described in Item 4. “Information on the Company – Business – Fixed Line – Local Exchange Service – Rates” and the decrease in prepaid subscribers, partially offset by an increase in postpaid subscribers. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 33% in 2007 as compared to 35% in 2006.

As at December 31, 2007, postpaid and prepaid fixed line subscribers totaled 1,479,647 and 245,055, respectively, which accounted for approximately 86 % and 14%, respectively, of our total fixed line subscribers.

International Long Distance Service

Our international long distance service revenues, which we generate through our international gateway facilities, consist of: (i) inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service; (ii) access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and (iii) outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international fixed line long distance business for the years ended December 31, 2007 and 2006, respectively:

	Years Ended December 31,
			Increase (Decrease)
	2007	2006	Amount	%

Total international long distance service revenues (in millions)	Php8,674	Php9,933	(Php1,259)	(13)
Inbound	7,127	8,378	(1,251)	(15)
Outbound	1,547	1,555	(8)	(1)

International call volumes (in million minutes, except call ratio)	2,280	2,177	103	5
Inbound	2,007	1,984	23	1
Outbound	273	193	80	41
Inbound-outbound call ratio	7.4:1	10.3:1	–	–

Our total international long distance service revenues decreased by Php1,259 million, or 13%, to Php8,674 million in 2007 from Php9,933 million in 2006 primarily due to the appreciation of the Philippine peso and a decrease in average termination rates for inbound calls partially mitigated by an increase in inbound and outbound call volumes. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 18% in 2007 from 20% in 2006.

Our revenues from inbound international long distance service decreased by Php1,251 million, or 15%, to Php7,127 million primarily due to the appreciation of the Philippine peso to the U.S. dollar and a decrease in the average termination rate per minute due to the change in call mix with more traffic terminating to cellular operators where the net revenue retained by us is lower. These decreasing effects were partially offset by a slight increase in inbound traffic volume by 23 million minutes to 2,007 million minutes in 2007. The appreciation of the Philippine peso to the U.S. dollar with average exchange rates of Php45.900 in 2007 and Php51.165 in 2006 contributed to the decrease in our inbound international long distance revenues in peso terms, since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the time of billing.

Our revenues from outbound international long distance service decreased by Php8 million, or 1%, to Php1,547 million in 2007 primarily due to a decline in average revenue per minute as a result of a lower average collection rate with the introduction of low-rate services such as PLDT ID-DSL and Budget Card, and the higher level of the appreciation of the Philippine peso in 2007, which more than offset the increase in outbound international call volumes in 2007.

National Long Distance Service

Our national long distance service revenues consist of: (i) per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; (ii) access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers; and (iii) fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network.

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2007 and 2006, respectively:

	Years Ended December 31,
			Decrease
	2007	2006	Amount	%

Total national long distance service revenues (in millions)	Php6,338	Php6,921	(Php583)	(8)
National long distance call volumes (in million minutes)	2,183	2,251	(68)	(3)

Our national long distance service revenues decreased by Php583 million, or 8%, to Php6,338 million in 2007 from Php6,921 million in 2006 primarily due to a decrease in call volumes coupled with lower average revenue per minute in 2007 as a result of our various bundled promotions. The percentage contribution of national long distance revenues to our fixed line service revenues accounted for 13% in 2007 and 14% in 2006.

Data and Other Network Services

Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband internet-based data communications, and packet-based communication.

The following table shows information about our data and other network service revenues for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
			Increase (Decrease)
	2007	2006	Amount	%

Data and other network service revenues (in millions)	Php15,921	Php13,725	Php2,196	16
Number of DSL broadband subscribers	264,291	133,159	131,132	98
Number of PLDT Vibe narrowband subscribers	230,995	297,250	(66,255)	(22)

In 2007, our data and other network services recognized revenues of Php15,921 million, an increase of Php2,196 million, or 16%, from Php13,725 million in 2006. This increase was primarily due to increases in leased lines, IP-based and packet-based data services, particularly Diginet and DFON rental, a significant increase in the number of DSL broadband subscribers, which was partially offset by a decrease in the number of PLDT Vibe narrowband subscribers. IP-based products include PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. The percentage contribution of this service segment to our fixed line service revenues increased to 33% in 2007 from 28% in 2006.

DSL contributed revenues of Php3,880 million in 2007, an increase of Php748 million, or 24%, from Php3,132 million in 2006 primarily due to a significant increase in the number of subscribers, which was partially offset by lower average revenue per user as a result of launching lower plans as part of promotions. DSL reached 264,291 subscribers in 2007 compared with 133,159 subscribers in 2006.

PLDT Vibe revenues decreased by Php128 million, or 33%, to Php259 million in 2007 from Php387 million in 2006 primarily due to lower number of plan subscribers as well as the declining usage of our Vibe prepaid service. PLDT Vibe subscribers decreased to 230,995 in 2007 from 297,250 in 2006. The declining number of Vibe plans and regular monthly users for our Vibe prepaid service may be partially attributable to the migration from Vibe dial-up to DSL which is now priced more competitively.

The continued growth in data services revenues steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional international and domestic data services offerings.

Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements. Diginet revenues increased by Php478 million, or 7%, to Php7,291 million in 2007 as compared to Php6,813 million in 2006 mainly due to an increase in Smart’s DFON rental to Php5,565 million in 2007 from Php4,940 million in 2006.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising and facilities management and rental fees. In 2007, these revenues decreased by Php219 million, or 13%, to Php1,413 million from Php1,632 million in 2006 mainly due to a decline in facilities management fees and rental income owing to lower co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in 2007 and 2006.

Non-service Revenues

Non-service revenues increased by Php202 million, or 256%, to Php281 million in 2007 from Php79 million in 2006 primarily due to an increase in subscriptions for DSL service that is bundled with computers and thus resulted in higher computer sales.

Foreign Exchange Gains – Net

Our net fixed line foreign exchange gains increased by Php2,269 million, or 71%, to Php5,479 million in 2007 from Php3,210 million in 2006 primarily due to higher level of the appreciation of the Philippine peso to the U.S. dollar in 2007 as compared to 2006.

Interest Income

Interest income of our fixed line business segment decreased by Php145 million, or 33%, to Php296 million in 2007 from Php441 million in 2006 primarily due to lower interest rates.

Other Income

All other income/gains such as rental income and gain on disposal of property, which do not fall under service and non-service revenues, are included under this classification. In 2007, our fixed line business segment registered a decrease in other income of Php2,816 million, or 56%, to Php2,190 million from Php5,006 million in 2006 largely due to the recognition in 2006 of the net reversal of a provision for onerous contract amounting to Php3,529 million related to the change in the Air Time Purchase Agreement with AIL (please see Note 2 – Summary of Significant Accounting Policies and Practices and Note 22 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18 for further discussion).

Expenses

Expenses related to our fixed line business totaled Php45,920 million in 2007, a decrease of Php9,863 million, or 18%, as compared to Php55,783 million in 2006. This decrease was primarily due to lower loss on derivative transactions, depreciation and amortization, and financing costs, partially offset by higher professional and other contracted services, provisions, rent, repairs and maintenance and taxes and licenses.

The following table sets forth the breakdown of our total fixed line-related expenses for the years ended December 31, 2007 and 2006, respectively, and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
	(in millions)

Fixed line services:
Depreciation and amortization	Php15,477	34	Php20,406	37	(Php4,929)	(24)
Compensation and employee benefits(1)	10,411	23	10,298	19	113	1
Financing costs	4,657	10	6,173	11	(1,516)	(25)
Repairs and maintenance	3,772	8	3,553	6	219	6
Loss on derivative transactions	3,335	7	8,346	15	(5,011)	(60)
Rent	1,799	4	1,579	3	220	14
Professional and other contracted services	1,727	4	1,082	2	645	60
Selling and promotions	1,707	4	1,736	3	(29)	(2)
Taxes and licenses	877	2	659	1	218	33
Provisions	666	1	38	–	628	1,653
Communication, training and travel	466	1	507	1	(41)	(8)
Insurance and security services	439	1	498	1	(59)	(12)
Cost of sales	145	–	159	–	(14)	(9)
Asset impairment	43	–	54	–	(11)	(20)
Other expenses	399	1	695	1	(296)	(43)
Total	Php45,920	100	Php55,783	100	(Php9,863)	(18)

____________

(1) Includes salaries and employee benefits, incentive plan, pension and MRP costs.

Depreciation and amortization charges decreased by Php4,929 million, or 24%, to Php15,477 million due to the recognition in 2006 of additional depreciation charges on certain properties and equipment resulting from the accelerated pace of our NGN roll-out in 2006. In contrast, our NGN roll-out progressed at a significantly slower pace in 2007 and thereby resulted in a lower level of our depreciation and amortization charges in 2007. In 2007, as a result of such continued NGN roll-out, we recognized additional depreciation charges of Php734 million relating to Piltel’s fixed line equipment that were also affected by our continuing network upgrade and expansion. We currently expect that the level of our amortization and depreciation charges in 2008 will continue to be impacted by, among other things, the pace of our NGN roll-out, which pace is influenced by, among other things, the condition of our property and equipment and general economic conditions.

Compensation and employee benefits expenses increased by Php113 million, or 1%, to Php10,411 million primarily due to an increase in pension benefits and costs associated with our MRP, and the effect of collective bargaining agreement-related increases in salaries and employee benefits, partially offset by lower LTIP costs. In 2006, we accrued higher LTIP costs as a result of the early vesting of the LTIP in 2006. Over the past years, PLDT has been implementing its MRP in line with the challenges being faced by the fixed line business as significant changes in technology, increasing competition and shifting market preferences to cellular use have reshaped the future of our fixed line business. Total MRP costs in 2007 and 2006 amounted to Php564 million and Php414 million, respectively. For further discussion on our LTIP, please see Item 6. “Directors, Senior Management and Employees – Long-Term Incentive Plan” and Note 23 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.

Financing costs decreased by Php1,516 million, or 25%, to Php4,657 million largely due to lower interest on loans and related items and accretion of financial liabilities. This was partially offset by higher financing charges in relation to costs incurred in the consent solicitation of holders of our 11.375% Notes due 2012, 10.5% Notes due 2009 and 8.35% Notes due 2017, or the Notes, and the amendments of the covenants of our Notes, as discussed in Note 18 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. The breakdown of financing costs for our fixed line business for the years ended December 31, 2007 and 2006 is as follows:

	Years Ended December 31,
			Change
	2007	2006	Amount	%
	(in millions)

Interest on loans and related items	Php4,642	Php6,254	(Php1,612)	(26)
Accretion on financial liabilities – net	185	206	(21)	(10)
Financing charges	184	14	170	1,214
Capitalized interest	(354)	(301)	(53)	18
	Php4,657	Php6,173	(Php1,516)	(25)

Repairs and maintenance expenses increased by Php219 million, or 6%, to Php3,772 million primarily due to higher maintenance costs of central office and telecoms equipment and domestic cable and wire facilities as more operating and maintenance-related restorations were incurred in 2007 as compared to 2006.

Loss on derivative transactions decreased by Php5,011 million, or 60%, to Php3,335 million primarily due to lower hedging costs and the effect of the appreciation of the peso against the U.S. dollar.

Rent expenses increased by Php220 million, or 14%, to Php1,799 million due to the settlement of pole rental charges and an increase in international leased circuit charges, partially offset by a decrease in transponder leases.

Professional and other contracted services increased by Php645 million, or 60%, to Php1,727 million primarily due to an increase in consultancy services coupled with higher contracted fees for technical and advisory services.

Selling and promotion expenses decreased by Php29 million, or 2%, to Php1,707 million primarily as a result of a collective effort in efficient media spending in relation to various products and services, partially offset by higher public relations expenses.

Taxes and licenses increased by Php218 million, or 33%, to Php877 million mainly on account of higher business-related taxes. Please see Note 25 — Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18 for a further discussion.

Provisions increased by Php628 million to Php666 million primarily due to higher provision for assessments in 2007. Please see Note 25 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18 for further details.

Communication, training and travel expenses decreased by Php41 million, or 8%, to Php466 million due to the decrease in mailing, courier and delivery charges, and a net decrease in foreign and local travel, and training expenses.

Insurance and security services decreased by Php59 million, or 12%, to Php439 million primarily due to lower premiums on property all-risk, industrial all-risk and industrial fire insurance.

Cost of sales decreased by Php14 million, or 9%, to Php145 million due to lower computer-bundled sales in relation to our DSL promotions and WeRoam subscriptions.

Asset impairment decreased by Php11 million, or 20%, to Php43 million mainly due to lower uncollectible receivables.

Other expenses decreased by Php296 million, or 43%, to Php399 million due to lower various business and operational-related expenses.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php3,358 million in 2007 as compared to a benefit from income tax of Php639 million in 2006 primarily due to higher taxable income as a result of lower expenses primarily due to lower loss on derivative transactions, depreciation and amortization and financing costs recognized in 2007.

Net Income

In 2007, our fixed line business segment contributed a net income of Php7,519 million, an increase of Php4,753 million, or 172%, as compared to Php2,766 million in 2006 mainly as a result of an 18% decline in fixed line-related expenses, particularly lower loss on derivative transactions, depreciation and amortization and financing costs, partially offset by a 2% decrease in the revenues from our fixed line service and a higher provision for income tax.

Information and Communications Technology

Total Revenues

Our ICT business provides knowledge processing solutions, customer interaction services, internet and online gaming and data center services.

In 2007, our ICT business generated revenues of Php10,799 million, an increase of Php3,874 million, or 56%, from Php6,925 million in 2006. This increase was largely due to the effects of the full-year consolidation of the financial results of the SPi Group in 2007 and the continued increase of our customer interaction service revenues.

The following table summarizes our total revenues from our information and communications technology business for the years ended December 31, 2007 and 2006 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
	(in millions)

Service Revenues
Knowledge processing solutions	Php5,261	49	Php2,374	34	Php2,887	122
Customer interaction services	3,262	30	2,624	38	638	24
Internet and online gaming	937	9	796	12	141	18
Vitroä data center	595	5	543	8	52	10
	10,055	93	6,337	92	3,718	59
Non-service Revenues
Point product sales	267	2	553	8	(286)	(52)

Foreign exchange loss – net	(138)	(1)	(109)	(2)	(29)	27
Interest income	21	–	16	–	5	31
Other Income	594	6	128	2	466	364

Total ICT Revenues	Php10,799	100	Php6,925	100	Php3,874	56

Service Revenues

Service revenues generated by our ICT business segment amounted to Php10,055 million in 2007, an increase of Php3,718 million, or 59%, as compared to Php6,337 million in 2006 primarily as a result of the consolidation of the SPi Group and Level Up! and the continued growth of our customer interaction services business.

Knowledge Processing Solutions (formerly referred to as Business Process Outsourcing)

Knowledge processing solution revenues consist of: (i) editorial and content production services to the scholarly scientific, technical and medical (SSTM) journal publishing industry; (ii) digital content conversion services to information organizations; (iii) pre-press project management services to book publishers; (iv) litigation support services which involve conventional coding and electronic discovery support services for corporations, international law firms, corporate counsels and government agencies; (v) conversion services of medical record/data from handwritten or speech format to electronic format and patient scheduling, coding and compliance assistance, consulting and specialized reporting services; and (vi) revenue cycle management services for U.S. medical facilities.

We provide our knowledge processing solutions primarily through the SPi Group, which ePLDT acquired on July 11, 2006. Knowledge processing solutions contributed revenues of Php5,261 million in 2007, an increase of Php2,887 million, or 122%, from Php2,374 million in 2006 primarily as a result of the effects of the full-year consolidation of the financial results of the SPi Group, and accounted for 52% and 37% of total service revenues of our ICT business in 2007 and 2006, respectively.

Customer Interaction Services (formerly described as Call Center business)

Customer interaction service revenues consist of: (i) inbound calls for customer care, product inquiries, sales and technical support based on active minutes, billable hours and full-time equivalents; (ii) outbound calls for sales and collections based on active minutes, billable hours and full-time equivalents; and (iii) service income for e-mail handling, web chat, web co-browsing, data entry and knowledge processing solutions based on transaction volume.

We provide our customer interaction services primarily through ePLDT Ventus. Revenues relating to our customer interaction services business increased by Php638 million, or 24%, to Php3,262 million in 2007 from Php2,624 million in 2006 primarily due to the expansion of our facilities. In total, we own and operate approximately 6,400 seats with 5,930 customer service representatives, or CSRs, in 2007 compared to approximately 5,600 seats with 5,130 CSRs in 2006. In 2006, ePLDT Ventus launched two new sites bringing our total customer interaction services site count to nine in 2007.

Customer interaction service revenues accounted for 33% and 41% of total service revenues of our ICT business in 2007 and 2006, respectively.

Internet and Online Gaming

Internet and online gaming service revenues consist of: (i) revenues derived from actual usage of the internet access network by prepaid subscribers; (ii) monthly service fees from postpaid corporate and consumer subscribers; (iii) one-time fees generated from the reselling of internet-related solutions such as security solutions and domain registration; (iv) franchise and royalty fees for Netopia internet cafés; and (v) online gaming revenues from subscribers, including one-time sale of gaming cards and electronic pins, and top-up fees upon actual consumption of gaming credits or after expiration of any unused peso value thereof.

Revenues from our internet and online gaming businesses increased by Php141 million, or 18%, to Php937 million in 2007 from Php796 million in 2006 primarily due to the effects of the full-year consolidation of the financial results of Level Up! which resulted in an increase in revenues by Php49 million, and an increase in Infocom’s revenues by Php63 million due to additional revenues from our customer service outsourcing. Our internet and online gaming business revenues accounted for 9% and 13% of total service revenues of our ICT business in 2007 and 2006, respectively.

Vitroä Data Center

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

Vitroä revenues consist of: (i) monthly service fees derived from co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, web hosting, data recovery security services and other value-added services; (ii)installation charges or one-time fees associated with the set-up of services and professional services of Vitro’s certified professionals; and (iii) fees generated from the issuance of digital certificates and revenues derived from IT helpdesk/contact center solutions and terminals for credit, debit and credit card transactions.

In 2007, Vitroä contributed revenues of Php595 million, an increase of Php52 million, or 10%, from Php543 million in 2006. This increase was primarily due to an increase in co-location revenues and server hosting. Vitroä revenues accounted for 6% and 9% of service revenues of our ICT business in 2007 and 2006, respectively.

Please refer to Note 9 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18 for further discussion on ePLDT’s investments.

Non-service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In 2007, non-service revenues generated by our ICT business decreased by Php286 million, or 52%, to Php267 million as compared to Php553 million in 2006 primarily due to lower revenues from sales of software and hardware licenses.

Foreign Exchange Loss – Net

Our net ICT foreign exchange loss increased by Php29 million, or 27%, to Php138 million in 2007 from Php109 million in 2006 primarily due to the loss on revaluation of our net foreign currency-denominated assets.

Interest Income

Interest income for our ICT business segment increased by Php5 million, or 31%, to Php21 million in 2007 from Php16 million in 2006 primarily due to a higher level of cash balances in 2007.

Other Income

All other income/gains which do not fall under service and non-service revenues are included under this classification. Other income generated from our ICT business increased by Php466 million, or 364%, to Php594 million in 2007 as compared to Php128 million in 2006 primarily due to the recognition of cumulative dividends and interest on ePLDT’s investment in convertible securities of Stradcom International Holdings, Inc., or SIHI. On February 28, 2008, SIHI redeemed all of the convertible securities of SIHI held by ePLDT. Please see Note 13 – Investment in Debt Securities to the accompanying audited consolidated financial statements in Item 18 for further discussion of our investment in Stradcom.

Expenses

Expenses associated with our ICT business totaled Php11,010 million in 2007, an increase of Php3,736 million, or 51%, from Php7,274 million in 2006 primarily due to the effects of the full-year consolidation of the financial results of the SPi Group and Level Up! in 2007 resulting in an increase in compensation and employee benefits, professional and other contracted services, communication, training and travel, depreciation and amortization and asset impairment, partially offset by lower cost of sales and higher gain on derivative transactions. As a percentage of our total ICT revenues, expenses related to our ICT business were 102% and 105% for 2007 and 2006, respectively.

The following table shows the breakdown of our total information and communications technology-related expenses for the years ended December 31, 2007 and 2006, respectively, and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
	(in millions)

ICT services:
Compensation and employee benefits(1)	Php5,455	50	Php3,021	41	Php2,434	81
Professional and other contracted services	1,129	10	739	10	390	53
Depreciation and amortization	934	8	711	10	223	31
Asset impairment	711	6	492	7	219	45
Rent	620	6	444	6	176	40
Communication, training and travel	523	5	276	4	247	89
Repairs and maintenance	504	5	368	5	136	37
Selling and promotions	321	3	293	4	28	10
Cost of sales	254	2	476	7	(222)	(47)
Amortization of intangible assets	232	2	138	2	94	68
Financing costs	132	1	23	–	109	474
Taxes and licenses	94	1	70	1	24	34
Insurance and security services	49	–	35	–	14	40
Equity share in net losses of associates	11	–	52	1	(41)	(79)
Gain on derivative transactions	(138)	(1)	(3)	–	(135)	4,500
Other expenses	179	2	139	2	40	29
Total	Php11,010	100	Php7,274	100	Php3,736	51

____________

(1) Includes salaries and employee benefits, incentive plan, pension and MRP costs.

Compensation and employee benefits increased by Php2,434 million, or 81%, to Php5,455 million largely due to the full-year consolidation of the SPi Group in 2007 and the expansion of our customer interaction services business.

Professional and other contracted services increased by Php390 million, or 53%, to Php1,129 million primarily due to the full-year consolidation of the SPi Group and higher consultancy fees and subcontracted services incurred by the SPi Group related to its knowledge processing solutions.

Depreciation and amortization charges increased by Php223 million, or 31%, to Php934 million primarily due to an increase in the depreciable asset base in relation to the expansion of our customer interaction services business and the full-year consolidation of the SPi Group in 2007.

Asset impairment increased by Php219 million, or 45%, to Php711 million mainly due to ePLDT’s provision for impairment of goodwill mainly from an investment by SPi and Level Up! amounting to Php1,162 million, partially offset by a provision for impairment on notes receivable amounting to Php346 million in 2006 and the reversal in 2007 of an impairment loss of Php616 million related to our investment in SIHI. Please see Note 13 – Investment in Debt Securities to the accompanying audited consolidated financial statements in Item 18 for further discussion of our investment in SIHI.

Rent expenses increased by Php176 million, or 40%, to Php620 million primarily due to higher office space rentals and leased circuits from other carriers incurred by our customer interaction services business, the SPi Group and Level Up!.

Communication, training and travel expenses increased by Php247 million, or 89%, to Php523 million primarily due to the increased cost of phone lines, bandwidth and information system charges, coupled with the increase in local and foreign travel costs, mailing and courier charges, and freight and hauling charges incurred by our customer interaction service and knowledge processing solution businesses due to the full-year consolidation of the SPi Group in 2007.

Repairs and maintenance expenses increased by Php136 million, or 37%, to Php504 million primarily due to higher maintenance costs for new customer interaction service facilities plus higher electricity charges for VitroTM and the full-year consolidation of the SPi Group and Level Up!.

Selling and promotion expenses increased by Php28 million, or 10%, to Php321 million mainly due to the SPi Group’s higher advertising and marketing spending.

Cost of sales decreased by Php222 million, or 47%, to Php254 million primarily due to lower sales of software licenses and hardware products.

Amortization of intangible assets increased by Php94 million, or 68%, to Php232 million in relation to the acquisition of the SPi Group and Level Up!, as well as the acquisition of Springfield Service Corporation, or Springfield, by SPi in April 2007. Please see Note 11 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18 for a further discussion.

Financing costs increased by Php109 million, or 474%, to Php132 million in 2007 primarily due to a higher accretion on financial liabilities particularly in relation to the contingent consideration for the Springfield acquisition in 2007.

Taxes and licenses increased by Php24 million, or 34%, to Php94 million primarily due to the full-year consolidation of the SPi Group in 2007 and the payment of previously disputed business-related taxes. Please see Note 25 — Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18 for a further discussion.

Insurance and security services increased by Php14 million, or 40%, to Php49 million primarily due to higher premium costs and an increase in the value of assets insured.

Equity share in net losses of associates amounted to Php11 million in 2007 compared to Php52 million in 2006 primarily due to a decrease in ePLDT’s share in net losses of unconsolidated investee companies.

Gain on derivative transactions increased by Php135 million to Php138 million in 2007 primarily due to higher derivative gains recognized by our customer interaction service and knowledge processing solutions businesses as a result of the peso appreciation.

Other expenses increased by Php40 million, or 29%, to Php179 million mainly due to higher business-related costs, such as office supplies.

Benefit from Income Tax

Benefit from income tax increased by Php80 million, or 216%, to Php117 million in 2007 primarily due to the corresponding deferred tax effect of the amortization of intangible assets in relation to the acquisition of the SPi Group and Level Up!.

Net Loss

In 2007, our ICT business segment registered a net loss of Php94 million, an improvement of 70% from a net loss of Php312 million in 2006. This decrease in net loss was mainly a result of the 56% increase in ICT-related revenues mainly from the full-year consolidation of the SPi Group and Level Up! and higher benefit from income tax in 2007, partially offset by the 51% increase in ICT-related expenses mainly from the full-year consolidation of the SPi Group.

Plans and Prospects

We are the largest and most diversified telecommunications company in the Philippines. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to further expand our subscriber base and fortify our industry position. We also plan to maximize revenue opportunities by offering more value-driven products and services, while bundling and cross-selling voice and data offerings across our various platforms of our wireless, fixed line and ICT business segments. We intend to align as well the deployment of our fixed line and wireless platforms and technologies such that these initiatives dovetail with our delivery of services. We will continue to consider value-accretive investments in related businesses such as those in the global outsourcing and off-shoring industry.

For 2008, cash from operations will allow us to increase the level of our capital expenditures for the expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to maximize existing technologies and increase capacity. Our 2008 budget for consolidated capital expenditures is approximately Php25,000 million, of which approximately Php15,000 million is budgeted to be spent by Smart, approximately Php9,000 million is budgeted to be spent by PLDT and the balance represents the budgeted capital spending of our other subsidiaries.

Liquidity and Capital Resources

The following table shows our consolidated cash flows, capitalization and other selected financial data as at and for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
	2007	2006
	(in millions)

Cash Flows
Net cash provided by operating activities	Php77,418	Php69,211
Net cash used in investing activities	31,319	35,790
Capital expenditures	24,824	20,674
Net cash used in financing activities	44,819	45,900
Net increase (decrease) in cash and cash equivalents	577	(13,189)

	December 31,
	2007	2006
	(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php53,372	Php63,769
Obligations under capital lease	15	106
Preferred stock subject to mandatory redemption	–	1,369
	53,387	65,244

Current portion of interest-bearing financial liabilities:
Notes payable	493	201
Long-term debt maturing within one year	6,775	16,184
Obligations under finance lease maturing within one year	481	924
Preferred stock subject to mandatory redemption	1,015	–
	8,764	17,309
Total interest-bearing financial liabilities	62,151	82,553
Total equity	112,345	102,853
	Php174,496	Php185,406

Other Financial Data
Total assets	Php240,158	Php241,904
Property, plant and equipment - net	159,414	164,190
Cash and cash equivalents	17,447	16,870
Short-term investments	13,415	8,327

As at December 31, 2007, our consolidated cash and cash equivalents and short-term investments totaled Php30,862 million. Our principal sources of consolidated cash and cash equivalents in 2007 were cash flows from operating activities amounting to Php77,418 million, drawings from Smart’s, PLDT’s and ePLDT’s debt facilities aggregating Php7,647 million and short-term credit facilities totaling Php502 million. These funds were used principally for dividend payments of Php28,470 million, capital outlays of Php24,824 million, total debt principal payments of Php18,258 million and interest payments of Php5,891 million.

Principal sources of consolidated cash and cash equivalents in 2006 were cash flows from operations amounting to Php69,211 million, drawings from long-term and short-term credit facilities totaling Php9,724 million and Php211 million, respectively, and equity funds raised through the issuance of capital stock amounting to Php66 million in 2006. These funds were used principally for capital outlays of Php20,674 million (including capitalized interest of Php549 million), payments of long-term and short-term debt totaling Php29,366 million and interest payments of Php7,528 million.

Operating Activities

Our consolidated net cash flows from operating activities in 2007 increased by Php8,207 million, or 12%, to Php77,418 million from Php69,211 million in 2006.

A growing portion of our consolidated cash flow continues to be generated by our wireless business, which accounted for 58% and 56% of our total revenues in 2007 and 2006, respectively. Revenues from our fixed line and information and communications technology services accounted for 35% and 7%, respectively, of our total revenues in 2007 and 39% and 5% in 2006, respectively.

Cash flows from operating activities of our wireless business amounted to Php49,616 million in 2007, an increase of Php12,331 million, or 33%, compared to Php37,285 million in 2006. The increase in our wireless business segment’s cash flows from operating activities was primarily due to the decrease in our working capital requirements in 2007 owing to the higher level of settlement of various payables in 2006. However, cash flows from operating activities of our fixed line business decreased by Php5,151 million, or 17%, to Php25,274 million in 2007 compared to Php30,425 million in 2006. This decrease was primarily due to higher working capital requirements in our fixed line business in 2007 due to PLDT’s contribution to its pension plan and the settlement of our LTIP in 2006 and lower collection of receivables. The overall increase in our cash flows from operating activities was primarily due to a decrease in working capital requirements with lower level of settlements of various current liabilities, partially offset by higher billings of accounts receivable. We believe that our continuing strong cash flows from operating activities on a consolidated basis will allow us to satisfy our current liabilities as our current ratio is more than 1:1 as at December 31, 2007.

Prior to April 2006, under restrictive covenants in certain of its loan facilities, Smart was required to obtain, and since 2002 had obtained, waivers from Finnvera and certain of its lenders for all dividend payments made by Smart to PLDT. Due to the repayment of all loan facilities by April 2006 that contained covenants restricting Smart’s ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders, Smart is no longer subject to such restrictions. Cash dividends paid by Smart to PLDT for the years ended December 31, 2007 and 2006 amounted to Php26,927 million and Php20,600 million, respectively.

In 2007, Piltel paid cash dividends to various preferred shareholders in the aggregate amount of Php2,943 million, of which Php2,930 million was paid to PLDT.

Investing Activities

Net cash used in investing activities amounted to Php31,319 million in 2007, a decrease of Php4,471 million, or 12%, from Php35,790 million in 2006. This decrease was primarily a net result of a decrease in investments by Php8,602 million in 2007 due to the acquisitions of 100% equity interests in SPi and CyMed in 2006, partially offset by an increase in capital expenditures of Php4,150 million in 2007. Payments for purchase of investments in 2007 amounted to Php2,288 million, of which Php1,687 million and Php601 million were paid for the acquisitions of a 100% equity interest in Springfield and a 30% equity interest in Blue Ocean Wireless, respectively. Net cash used in investing activities amounted to Php35,790 million in 2006 primarily comprised of capital expenditures in the amount of Php20,674 million, and payments for purchase of investments in the amount of Php10,890 million in relation to the purchase of the following in 2006: (a) a 100% equity interest in SPi and CyMed aggregating Php8,847 million; (b) the final settlement of the acquisition of Smart Broadband of Php1,201 million; (c) the purchase of a 60% equity interest in Level Up! of Php383 million; (d) and the acquisition of the remaining 20% equity in Wolfpac for Php30 million.

Our consolidated capital expenditures in 2007 totaled Php24,824 million, an increase by Php4,150 million, or 20%, from Php20,674 million in 2006 primarily due to Smart’s and PLDT’s higher capital spending. Smart's capital spending of Php14,179 million in 2007 was used primarily to further upgrade its core, access and transmission network facilities, expand its wireless broadband facilities and develop IT platforms for new businesses. PLDT's capital spending of Php9,912 million was principally used to finance the expansion and upgrade of its submarine cable facilities, fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php678 million was primarily used to fund its continued customer interaction services expansion. The balance represented other subsidiaries’ capital spending. Our consolidated capital expenditures in 2006 totaled Php20,674 million. Smart's capital spending of Php10,506 million in 2006 was used primarily to rollout its 3G network, further upgrade its core and transmission network facilities and expand its wireless broadband facilities, to increase capacity and coverage in respect of basic and advanced wireless services. PLDT's capital spending of Php8,902 million was principally used to finance the expansion of its fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php1,132 million was primarily used to fund its continued customer interaction service expansion. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, we used net cash of Php44,819 million for financing activities in 2007, compared to Php45,900 million in 2006. The net cash used in financing activities in 2007 was mainly utilized for dividend payments distributed to PLDT common and preferred stockholders, debt repayments and interest payments. The net cash used in financing activities in 2006 was mainly utilized for debt repayments, dividend payments distributed by PLDT to its common and preferred stockholders and interest payments by PLDT and Piltel in line with their debt reduction programs.

Debt Financing

Additions to our consolidated long-term debt in 2007 totaled Php7,647 million mainly from Smart's drawings related to the financing of its network expansion projects. Payments in respect of principal and interest of our total debt amounted to Php18,258 million and Php5,891 million, respectively, in 2007, of which Php12,505 million in principal and Php4,451 million in interest were attributable to PLDT.

Our long-term debt decreased by Php19,806 million, or 25%, to Php60,147 million in 2007, largely due to debt amortizations and prepayments in line with our efforts to reduce our overall debt level, and also due to the appreciation of the Philippine peso resulting to the lower peso revaluation of our foreign currency-denominated debts. The debt levels of PLDT, Smart and Mabuhay decreased by 35%, 1% and 45% to Php33,975 million, Php24,995 million and Php1,145 million, respectively, in 2007 compared to the levels in 2006.

In 2007, we conducted a consent solicitation of holders of our 11.375% Notes due 2012, 10.5% Notes due 2009 and 8.35% Notes due 2017, or the Notes, in respect of amendments to the terms of the Notes that allow PLDT greater flexibility to make certain restricted payments, pay dividends or distributions, while reducing PLDT’s permitted leverage ratios pursuant to the terms of the Notes. These amendments to the terms of the Notes became effective on December 3, 2007, the date on which PLDT made the applicable consent payments, after holders of more than 51% of the aggregate principal amount of the Notes gave their consents for these amendments to the terms of the Notes prior to the expiration of the consent solicitation period and after the execution of relevant amendments to the indentures governing the Notes on November 21, 2007.

On May 22, 2007, PLDT entered into loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million to refinance their respective participations in respect of a loan agreement relating to PLDT’s borrowing of Php1,270 million in the form of peso fixed rate corporate bonds, which were repaid on June 12, 2007. Both refinancing loans will mature on June 12, 2014.

On February 15, 2007, Smart issued Php5 billion unsecured fixed rate corporate notes, made up of Series A notes amounting to Php3.8 billion and Series B notes amounting to Php1.2 billion with five and ten year terms, respectively. Series A notes were priced at 5.625%, while Series B notes were priced at 6.500%. Funds raised from the issuance of these notes have primarily been for Smart’s capital expenditures for network improvement and expansion.

Approximately Php24,398 million principal amount of our consolidated outstanding long-term debt in 2007 is scheduled to mature over the period from 2008 to 2011. Of this amount, Php11,165 million is attributable to PLDT, Php12,056 million to Smart and the remainder to Mabuhay Satellite and ePLDT.

For a more detailed discussion of our long-term debt including the scheduled maturities of our outstanding consolidated long-term debt as at December 31, 2007, see Note 18 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions pursuant to which PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

Please see Note 18 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying audited consolidated financial statements in Item 18 for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

As a result of our strong cash flows and lower debt levels, we have increased our dividend payout ratio to 70% of 2007 earnings per share from 60% of 2006 earnings per share.

On August 7, 2007, we declared a special cash dividend of Php40 per share attributable to our 2006 earnings. This special cash dividend was an incremental dividend payout representing approximately 25% of our 2006 earnings per share. As a result of such special dividend declaration, our total dividend payments attributable to our 2006 earnings increased to Php140 per share, inclusive of the regular dividends paid out of our 2006 earnings aggregating Php100 per share. With respect to our 2007 earnings, in addition to the Php60 per share dividend declared on August 7, 2007, we declared on March 4, 2008 a regular cash dividend of Php68 per share and a special cash dividend of Php56 per share, in the aggregate representing close to a 100% of our 2007 earnings per share.

Cash dividend payments in 2007 amounted to Php28,470 million, of which Php28,167 million and Php303 million were paid to common and preferred shareholders, respectively. Cash dividend payments in 2006 amounted to Php14,913 million, of which Php14,447 million and Php466 million were paid to common and preferred shareholders, respectively.

For further details in respect of our dividend declarations and payments, please refer to Item 3. “Key Information – Dividends Declared” and Item 3. “Key Information – Dividends Paid”.

PLDT raised Php73 million and Php62 million from the exercise by certain officers and executives of stock options in 2007 and 2006, respectively. In addition, through our subscriber investment plan which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php3 million and Php4 million in 2007 and 2006, respectively.

As at December 31, 2007, there were 188.7 million PLDT common shares outstanding compared to 188.4 million common shares outstanding as at December 31, 2006. See Note 17 – Equity to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard & Poor’s Ratings Services, or Standard & Poor’s	Foreign Currency Rating	BB+	Stable

Moody’s Investor Service, or Moody’s	Foreign Currency Senior Unsecured Debt Rating	Ba2	Positive
	Local Currency Corporate Family Rating	Baa2	Positive

Fitch Ratings, or Fitch	Long-term Foreign Currency Rating	BB+	Stable
	Long-term Local Currency Rating	BB+	Stable
	Long-term Foreign Currency Issuer Default Rating, or IDR	BB+	Stable
	Long-term Local Currency Issuer Default Rating	BBB	Stable
	National Long-term Rating	AAA(ph1)	Stable

On March 19, 2008, Moody’s affirmed our local currency rating and changed its outlook from stable to positive at the same time affirming our foreign currency bond Ba2 rating with a positive outlook. The rating action reflects our ability to achieve ongoing revenue growth and fund high levels of capital expenditures internally, as well as the ability to increase dividend payments to our shareholders. On January 28, 2008, Moody’s affirmed our foreign currency senior unsecured debt rating from stable to positive following the change in the outlook of the Philippines Ba3 country ceiling for foreign currency bonds to positive from stable.

On November 6, 2007, Standard and Poor’s, Moody’s and Fitch affirmed some of our local and foreign currency ratings following the consent solicitation announcement relating to the Notes to effect certain proposed amendments that would give us more flexibility to make investments and dividend payments. The affirmation also reflects our healthy financial and dominant market positions though counterbalanced by the uncertainty of the Philippines’ political and economic environment. However, any future upward ratings would be more reflective of a stabilizing economic, political and social environment reducing such uncertainties.

Off-balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table shows our contractual obligations as at December 31, 2007:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(in millions)
December 31, 2007
Long-term debt(1):	Php86,334	Php11,441	Php22,662	Php21,218	Php31,013
Principal	64,619	6,872	15,883	16,267	25,597
Interest	21,715	4,569	6,779	4,951	5,416
Lease obligations:	6,554	2,992	1,515	1,040	1,007
Operating lease	5,614	2,067	1,500	1,040	1,007
Finance lease	940	925	15	–	–
Unconditional purchase obligations(2)	776	113	41	249	373
Other obligations:	49,488	28,023	10,835	4,294	6,336
Mandatory conversion and purchase of shares	1,070	1,070	–	–	–
Derivative financial liabilities(3):	11,638	8	2,938	4,240	4,452
Long-term currency swaps	11,170	–	2,527	4,191	4,452
Long-term foreign currency options	318	–	318	–	–
Interest rate swap	142	–	93	49	–
Forward foreign exchange contracts	8	8	–	–	–
Various trade and other obligations:	36,780	26,945	7,897	54	1,884
Suppliers and contractors	16,371	8,816	7,555	–	–
Utilities and related expenses	10,532	10,453	75	4	–
Employee benefits	2,778	2,778	–	–	–
Customers’ deposits	2,201	–	267	50	1,884
Carriers	2,187	2,187	–	–	–
Dividends	1,071	1,071	–	–	–
Others	1,640	1,640	–	–	–
Total contractual obligations	Php143,152	Php42,569	Php35,053	Php26,800	Php38,729

____________

(1) Before deducting unamortized debt discount and debt issuance costs.

(2) Based on the Amended ATPA with AIL.

(3) Gross liabilities before any offsetting application.

For a detailed discussion of our contractual obligations, please see Note 24 – Contractual Obligations and Commercial Commitments to the accompanying audited consolidated financial statements in Item 18.

Commercial Commitments

As at December 31, 2007, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,782 million. These commitments will expire within one year.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2007 was 2.8% compared to 6.2% in 2006.

Item 6. Directors, Senior Management and Employees

Directors, Key Officers and Advisors

The following are the names, ages and periods of service, of the current directors/independent directors of PLDT, all of whom, except for Mr. Takashi Ooi, had been nominated for re-election and were re-elected at the annual meeting of shareholders that was held on June 12, 2007:

Name	Age	Period during which individual has served as such

Manuel V. Pangilinan	61	November 24, 1998 to present
Napoleon L. Nazareno	58	November 24, 1998 to present
Helen Y. Dee	63	June 18, 1986 to present
Ray C. Espinosa	51	November 24, 1998 to present
Tatsu Kono	54	March 28, 2006 to present
Rev. Fr. Bienvenido F. Nebres, S.J.*	67	November 24, 1998 to present
Takashi Ooi(1)	46	November 6, 2007 to present
Corazon S. de la Paz-Bernardo	66	September 25, 2001 to present
Oscar S. Reyes*	61	April 5, 2005 to present
Albert F. del Rosario	68	November 24, 1998 to present
Pedro E. Roxas*	51	March 1, 2001 to present
Alfred V. Ty*	40	June 13, 2006 to present
Ma. Lourdes C. Rausa-Chan	54	March 6, 2007 to present

___________

* Independent Director

(1) Mr. Takashi Ooi replaced Mr. Tsuyoshi Kawashima (who served as director from July 11, 2006 until his resignation effective November 5, 2007), as director effective November 6, 2007 and will serve as such for the unexpired term of Mr. Kawashima.

The names, ages, positions and periods of service of the key officers and advisors of PLDT as at February 29, 2008 are as follows:

Name	Age	Position(s)	Period during which individual has served as such

Manuel V. Pangilinan	61	Chairman of the Board	February 19, 2004 to present
Napoleon L. Nazareno	58	President and Chief Executive Officer	February 19, 2004 to present
		President and Chief Executive Officer of Smart	January 2006 to present
Ernesto R. Alberto	46	Senior Vice President	May 15, 2003 to present
		Corporate Business Head	May 15, 2003 to January 31, 2008
		Customer Sales and Marketing Group Head	February 1, 2008 to present
Rene G. Bañez	52	Senior Vice President	January 25, 2005 to present
		Chief Governance Officer	October 5, 2004 to March 3, 2008
		Administration and Materials Management Group Head	January 1, 2008 to present
Anabelle L. Chua	47	Senior Vice President	February 26, 2002 to present
		Treasurer	February 1, 1999 to present
		Corporate Finance and Treasury Head	March 1, 1998 to present
		Smart Chief Financial Officer	December 1, 2005 to present
Jun R. Florencio	52	Senior Vice President	June 14, 2005 to present
		Audit and Assurance Head	September 1, 2000 to February 15, 2006
		Internal Audit and Fraud Risk Management Head	February 16, 2006 to present
Menardo G. Jimenez, Jr.	44	Senior Vice President	December 9, 2004 to present
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
		Retail Business Head	June 16, 2004 to December 31, 2007
		Business Transformation Office	January 1, 2008 to present
George N. Lim	55	Senior Vice President	February 26, 1999 to present
		Network Services Group Head	February 1, 2003 to December 31, 2007
		Business Transformation Office	January 1, 2008 to present
Alfredo S. Panlilio	44	Senior Vice President	May 8, 2001 to present
		International and Carrier Business Group Head	February 1, 2003 to June 15, 2004
		PLDT Global Corp. President	June 16, 2004 to present
Claro Carmelo P. Ramirez	47	Senior Vice President	July 1, 1999 to present
		Retail Business Group Head	February 1, 2003 to June 15, 2004
		International and Carrier Business Group Head	June 16, 2004 to December 4, 2005
		Consumer Affairs Group Head	December 5, 2005 to December 31, 2007
		Office of the President	January 1, 2008 to present
Ma. Lourdes C. Rausa-Chan	54	Senior Vice President	January 5, 1999 to present
		Corporate Secretary	November 24, 1998 to present
		Corporate Affairs and Legal Services Head	July 5, 1999 to present
		Chief Governance Officer	March 4, 2008 to present
Victorico P. Vargas	56	Senior Vice President	February 15, 2000 to present
		Human Resources Group Head	February 15, 2000 to present
		International and Carrier Business Head	March 1, 2007 to December 31, 2007
		Business Transformation Office Head	January 1, 2008 to present
June Cheryl A. Cabal-Furigay	34	Vice President	June 14, 2005 to present
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006
		Financial Reporting and Controllership Head	November 16, 2006 to present
Christopher H. Young	50	Chief Financial Advisor	November 24, 1998 to present
Rolando G. Peña	45	Network Services Head of Smart	September 1, 1994 to present
		Customer Service Assurance Group Head	January 1, 2008 to present
Ramoncito S. Fernandez	55	Administration and Materials Management Head of Smart	June 6, 2000 to present
		International and Carrier Business and Global Access Head	January 1, 2008 to present
Danilo J. Mojica	47	Wireless Consumer Head of Smart	June 1, 2006 to present

Under the Shareholders Agreement entered into among First Pacific and certain of its affiliates, or the FP Parties, NTT Communications and NTTC-UK on September 28, 1999, as amended by the Cooperation Agreement dated January 31, 2006, NTT Communications is entitled to nominate two directors to the PLDT board of directors and the FP Parties are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to the board of directors of Smart and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. However, as a result of the Cooperation Agreement, in respect of NTT Communications’ right to nominate two directors to each of the board of directors of PLDT and Smart, respectively, NTT Communications and the FP Parties agreed to vote as a PLDT shareholder, lobby the directors of PLDT and otherwise use reasonable efforts to procure a shareholders’ vote in favor of replacing on each of the board of directors of PLDT and Smart, respectively, one NTT Communications nominee with one NTT DoCoMo nominee. Under the Shareholders Agreement, NTT Communications is also entitled to appoint members or advisors of certain PLDT management and board committees, including the audit, governance and nomination, executive compensation and technology strategy committees described below under “— Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees,” and as a result of the Cooperation Agreement, the FP Parties and NTT Communications agreed to use reasonable efforts to procure that NTT DoCoMo be entitled to appoint one individual, who may be replaced at any time, to attend any board committee of PLDT as a member, advisor or observer. Moreover, the Cooperation Agreement provides that upon NTT Communications, NTT DoCoMo and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, NTT DoCoMo and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, NTT DoCoMo will be entitled to additional rights under the Strategic Agreement and the Shareholders Agreement, including the right to nominate one additional NTT DoCoMo nominee to the board of directors of each of PLDT and Smart. Pursuant to public filings made with the U.S. SEC by NTT Communications and NTT DoCoMo, as at January 30, 2008, NTT Communications and NTT DoCoMo together beneficially owned 20.70% of the outstanding shares of PLDT’s common stock. As a result, NTT DoCoMo is currently entitled to nominate one additional NTT DoCoMO nominee to the board of directors of each of PLDT and Smart. Under the Shareholders Agreement and the Cooperation Agreement, each party has agreed, under certain circumstances, to vote its shares of common stock in favor of the nominees designated by the other parties. For more information about the Cooperation Agreement, see Item 7. “Major Shareholders and Related Party Transactions –– Related Party Transactions.”

The business address of Rolando G. Peña, Ramoncito S. Fernandez and Danilo J. Mojica is Smart Tower II, Ayala Avenue, Makati City, Philippines. The business address of each of the other directors, key officers and advisors identified above is the Ramon Cojuangco Building, Makati Avenue, Makati City , Philippines.

The following is a brief description of the business experience during the past five years of each of our directors, key officers and advisors.

Mr. Manuel V. Pangilinan assumed the chairmanship of the board of directors of PLDT in February 2004 after serving as its president and chief executive officer for over five years from November 1998 to February 2004. He also serves as chairman of Smart, Piltel, ePLDT, Metro Pacific Investment Corporation and Landco Pacific Corporation, as well as chairman of the governance and nomination and technology strategy committees of PLDT. Mr. Pangilinan founded First Pacific in 1981 and was appointed as executive chairman until June 2003, when he was named chief executive officer and managing director of First Pacific. He also holds the position of president commissioner of P. T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia. Mr. Pangilinan is also a member of the board of overseers of the Wharton School of Finance & Commerce, University of Pennsylvania and is chairman of the board of trustees of Ateneo de Manila University. He was recently appointed by the Office of the President of the Philippines to the Board of the Regents of the University of the Philippines. He also serves as chairman of Medical Doctors Inc. (which operates the Makati Medical Center), the Hong Kong Bayanihan Trust and the Philippine Business for Social Progress. Mr. Pangilinan has received numerous prestigious awards including the Ten Outstanding Young Men of the Philippines (TOYM) Award for International Finance (1983), the Presidential Pamana ng Pilipino Award by the Office of the President of the Philippines (1996), an Honorary Doctorate in Humanities by the San Beda College (2002), Best CEO in the Philippines by Institutional Investor (2004), CEO of the Year (Philippines) by Biz News Asia (2004), People of the Year by People Asia Magazine (2004), Distinguished World Class Businessman Award by the Association of Makati Industries, Inc. (2005), Order of Lakandula (Rank of a Komandante) by the Office of the President of the Philippines (2006), and an Honorary Doctorate in Humanities by the Xavier University (2007). Recently, he was voted as Corporate Executive Officer of the Year (Philippines) at the 2007 Best-Managed Companies and Corporate Governance Polls conducted by Asia Money. Mr. Pangilinan graduated cum laude from the Ateneo de Manila University, with a Bachelor of Arts degree in Economics. He received his Master’s degree in Business Administration from the Wharton School of Finance and Commerce, University of Pennsylvania.

Mr. Napoleon L. Nazareno was appointed as president and chief executive officer of PLDT on February 19, 2004 and is concurrently the president and chief executive officer of Smart and Piltel, positions he has held since January 2000 and November 2004, respectively. He also serves as president of ACeS Philippines and chairman of Wolfpac, SBI, I-Contacts and Mabuhay Satellite. He also serves as a member of the technology strategy committee of PLDT.

Mr. Nazareno’s business experience spans over 30 years and cuts across a broad range of industries, namely, packaging, bottling, petrochemicals, real estate and, in the last decade, telecommunications and information technologies. In 1981, he started a successful career in the international firm Akerlund & Rausing, occupying senior management to top level positions and, in 1989, became the president and chief executive officer of Akerlund & Rausing (Philippines), Inc. In August 1995, he moved to Metro Pacific Corporation where he served as president and chief executive officer until December 1999.

In November 2004, Mr. Nazareno was appointed by President Gloria Macapagal-Arroyo as Private Sector Representative of the Public-Private Sector Task Force for the Development of Globally Competitive Philippine Service Industries. He was voted Corporate Executive Officer of the Year in the Philippines for three consecutive years in the 2004, 2005 and 2006 Best-Managed Companies and Corporate Governance Polls conducted by AsiaMoney.

Mr. Nazareno received his Master’s degree in Business Management from the Asian Institute of Management and completed the INSEAD Executive Program of the European Institute of Business Administration in Fountainbleu, France.

Ms. Helen Y. Dee is the chairman and president and/or chief executive officer of Hydee Management & Resources, Inc., House of Investments, Inc., Tameena Resources, Inc., Grepalife Asset Management Corporation and Grepalife Fixed Income Fund Corporation. She is also chairman of Malayan Insurance Company, Rizal Commercial Banking Corporation, Landev Corporation, Manila Memorial Park, Inc., Mapua Information Technology Center, Inc. and Hi-Eisai Pharmaceuticals, Inc. and the vice-chairman of Pan Malayan Management and Investment Corporation. She is the president of Moira Management, Inc. and YGC Corporate Services, Inc. She sits on the boards of EEI Corporation, Petro Energy Resources Corp., Nippon Life Insurance Co., South Western Cement Corp., Seafront Resources Corp., Malayan Insurance Co. Inc., MICO Equities, Inc., Hermoza Ecozone Development Corporation, La Funeraria Paz, Inc., Honda Cars Philippines, Inc. and Isuzu Philippines, Inc. Ms. Dee received her Master’s degree in Business Administration from De La Salle University.

Atty. Ray C. Espinosa is the president of ePLDT and the chairman of ePLDT subsidiaries Parlance, Vocativ, ePLDT Ventus, SPi, Infocom, Digital Paradise, Airborne Access and Level Up!. He also serves as a member of the technology strategy committee. He is a member of the boards of Cyber Bay Corporation, Nation Broadcasting Corporation, Lepanto Consolidated Mining Co., Mediaquest Holdings, Inc., Metro Pacific Resources, Inc., PTIC and several other companies. He is vice-chairman of the PLDT Beneficial Trust Fund. Until June 30, 2000, he was a partner and member of the Executive Committee of the law firm SyCip Salazar Hernandez & Gatmaitan. Mr. Espinosa received his Master’s of Laws degree from the University of Michigan Law School.

Mr. Tatsu Kono is the managing director of the corporate sales department, corporate marketing division of NTT DoCoMo. He joined NTT DoCoMo in 2000 and served as executive director of the global investment group, global business department. Prior to that, he occupied various positions in Kokusai Denshin Denwa Co., Ltd., or KDD, and became the general manager of the Sales Promotion Department in 1989, the managing director of the Kyoto Sales Office in 1990 and the managing director of the Tokyo Sales Office in 1998. He serves as an advisor to the audit committee and a member of each of the governance and nomination, executive compensation and technology strategy committees of PLDT. Mr. Kono received his Bachelor of Law degree from Waseda University.

Rev. Fr. Bienvenido F. Nebres, S.J. has been a director of PLDT since November 24, 1998. He is the chairman of the audit committee and a member of the governance and nomination committee of PLDT. He is the president and a member of the board of trustees of the Ateneo de Manila University and the vice chairman of the board of trustees of the Asian Institute of Management. He is also a member of the board of trustees of the Manila Observatory, Philippine Institute of Pure and Applied Chemistry and several private educational institutions including Georgetown University, Regis University, Assumption College, Stonyhurst School and Sacred Heart School – Jesuit Cebu City. Rev. Fr. Nebres received his Ph.D in Mathematics from Stanford University.

Mr. Takashi Ooi has been a director of PLDT since November 6, 2007. He built his career in NTT and its subsidiaries NTT Communications and NTT America. He is presently the vice president for network integration and solutions, global business division of NTT Com, and is responsible for product/service development and proposal/installation/delivery of global network for global multi-national companies. From March 2001 to June 2006, he was vice president for product management, global business division of NTT Com. He served as director of NTT America and technical advisor to Teligent, Inc. from November 1997 to February 2001. Prior to that, he held managerial positions in various departments of NTT Com. Mr. Ooi obtained his Master’s of Science degree in Physics from the University of Tokyo and his Master’s of Business Administration degree from Boston University.

Ms. Corazon S. de la Paz-Bernardo has been a director of PLDT since September 25, 2001. She is the vice chairman of the Social Security Commission, the president and chief executive officer of the Social Security System and the vice chairman of Banco de Oro Unibank, Inc. She is an advisor to the audit committee of PLDT. She has been re-elected president of the International Social Security Association, an association based in Geneva, Switzerland, to serve as such for a second consecutive three-year term commencing in September 2007. Until June 2001, she was the chairman and senior partner of Joaquin Cunanan & Co., a member firm of PricewaterhouseCoopers Worldwide. She is a director of San Miguel Corporation, Ayala Land, Inc., Philippine Health Insurance Corporation, Philex Mining Corporation, Philex Gold, Inc., Republic Glass Holding Corp., Equitable Card Network, Inc., and Ionics Circuits, Inc. Ms. De la Paz-Bernardo is a certified public accountant and received her Master’s degree in Business Administration from Cornell University.

Mr. Oscar S. Reyes has been a director of PLDT since April 5, 2005 and an independent director of Smart. He serves as a member of each of the audit, governance and nomination, executive compensation and technology strategy committees of PLDT. He is the chairman of Link Edge, Inc. and MRL Gold Phils. Inc. He is also director in various public companies and private firms engaged in banking, insurance, financial and business advisory services, beverages, electrical products manufacturing, mining and a water distribution utility. These include the Bank of the Philippine Island, Mutual Fund Co. of the Philippines, Sun Life of Canada (Phils.) Inc., Sun Life Prosperity Dollar Advantage and Dollar Abundance Fund, Inc., Sun Life Financial Plans, Inc., Pepsi Cola Products Phils. Inc., First Philippine Electric Co., Basic Energy Corp., Mindoro Resources Ltd., in one archipelago mineral, Inc., and Manila Water Corporation. He was the country chairman of the Shell Companies in the Philippines from 1997 to 2001 and concurrently the Managing Director of Shell Philippines Exploration B.V. until 2002. From 2002 to 2004, he was the senior management adviser of Shell Philippines Exploration B.V. and the CEO adviser of Pilipinas Shell Petroleum Corporation. Mr. Reyes completed the Master’s in Business Administration program of the Ateneo Graduate School of Business and the Program in Management Development of the Harvard Business School, and holds a degree in International Business from Waterloos University.

Mr. Albert F. del Rosario has been a director of PLDT since November 24, 1998. He is also the chairman of the board of trustees of the PLDT Beneficial Trust Fund and the executive compensation committee of the board of directors of PLDT. He is the chairman of the board of Gotuaco del Rosario and Associates, Inc., Philippine Indocoil Corporation, Business World Publishing Corporation, and Stratbase, Inc., the vice chairman of the board of Asia Insurance (Philippines) Corporation and the president of ADR Holdings, Inc., ARS Reinsurance Brokers, Inc., and Philippine Telecommunications Investment Corporation. From 2001 to 2006, he served as the Ambassador Plenipotentiary and Extraordinary of the Republic of the Philippines to the United States of America. Mr. del Rosario also sits on the boards of Infrontier (Philippines) Inc., LMG Chemicals Corporation, Six Harmonies Holdings, Inc., Landco Pacific Corporation and Metro Pacific Investments Corporation. Mr. del Rosario received his Bachelor of Science degree in Economics from New York University.

Mr. Pedro E. Roxas has been a director of PLDT since March 1, 2001. He serves as a member of the audit and executive compensation committee of the board of directors of PLDT. He is the chairman and/or president and chief executive officer of various business organizations in the fields of agri-business, sugar manufacturing and real estate development, including Roxas Holdings Inc., CADP Group Corp., Roxaco Land Corporation, Roxas and Company, Inc. and Fuego Land Corporation. He is also a director of Banco de Oro Private Bank. Mr. Roxas received his Bachelor of Science degree in Business Administration from the University of Notre Dame.

Mr. Alfred V. Ty has been a director of PLDT since June 13, 2006. He is a member of the governance and nomination and executive compensation committees of the board of directors of PLDT. He is the chairman of Asia Pacific Top Management International Resources Corporation, vice chairman of Toyota Motor Philippines Corporation, the president of Federalland, Inc. and the corporate secretary of Metropolitan Bank and Trust Corporation.

Atty. Ma. Lourdes C. Rausa-Chan has been a director of PLDT since March 6, 2007. She is senior vice president for corporate affairs and legal services and the general counsel and corporate secretary of PLDT. She also serves as corporate secretary of several subsidiaries of PLDT. In March 2008, she was appointed as chief governance officer of PLDT and a non-voting member of the governance and nomination committee of the board of directors of PLDT. Prior to joining PLDT in November 1998, she was the group vice president for legal affairs of Metro Pacific Corporation for 11 years. She obtained her Bachelor of Arts and Bachelor of Laws degrees from the University of the Philippines.

Mr. Ernesto R. Alberto is a senior vice president of PLDT. He was appointed in February 2008 as head of our customer sales and marketing group which was created to consolidate and synchronize all revenue generation relationship initiatives of PLDT, including product/market development, product management, marketing, sales and distribution, and customer relationship management. He was the corporate business head of PLDT from May 2003 until January 31, 2008. He has over 20 years of work experience in the areas of corporate banking, relationship management and business development. Prior to joining PLDT in 2003, he was a vice president and head of the national corporate group of Citibank N.A., Manila from 1996 to May 2003. He previously served as vice president and head of the relationship management group of Citytrust Banking Corporation. Mr. Alberto holds directorships in certain subsidiaries of PLDT.

Mr. Rene G. Bañez is a senior vice president of PLDT. He was appointed as administration and materials management group head in January 2008. He was the chief governance officer of PLDT from October 5, 2004 to March 3, 2008, a non-voting member of the governance and nomination committee until March 28, 2008 and was the head of the support services and tax management group of PLDT from January 1999 to January 2001. He served as Commissioner of the Philippine Bureau of Internal Revenue from February 2001 to August 2002. Prior to joining PLDT, he was the group vice president for tax affairs of Metro Pacific Corporation for 3 years until December 1998.

Ms. Anabelle L. Chua is the treasurer of PLDT and a senior vice president. She concurrently holds the position of chief financial officer of Smart. She holds directorships in several subsidiaries and affiliates of PLDT, is a member of the board of trustees of the PLDT Beneficial Trust Fund, and a director of Philippine Telecommunications Investment Corporation and the PSE. She was a vice president at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998. She has over 15 years of work experience in the areas of corporate finance, treasury, financial control and credit risk management.

Mr. Jun R. Florencio is a senior vice president for PLDT’s internal audit and fraud risk management group. He has over 20 years of work experience in the areas of external and internal audit, credit management, information technology, financial management, and controllership. He joined the Company in April 1999 and, prior to his present position, served as the financial reporting and control head up to March 2000. He previously held various positions in the finance organization of Eastern Telecommunications and was the financial controller of Smart for 4 years until March 1999.

Mr. Menardo G. Jimenez, Jr. is a senior vice president. He was appointed as business transformation office lead for revenue composition workstream in January 2008. He was the retail business head from June 2004 to December 31, 2007. He previously worked at GMA Network, Inc., where he served as head of a creative services and network promotions, during which he produced a number of international award-winning campaigns for said company and its radio and television programs. In 2005, he won the first CEO Excel Award (Communications Excellence in Organizations) given by the International Association of Business Communicators mainly for effectively using communication strategies in managing the PLDT retail business team to meet its targets and achieve new heights in the fixed line business. In 2006, his further achievements in handling the retail business of PLDT and his work at Smart as officer-in-charge for marketing were recognized by the Agora Awards which chose him as its Marketing Man of the Year.

Mr. George N. Lim is a senior vice president. He was appointed as business transformation office lead for network workstream in January 2008. He was the network services head from February 2003 to December 2007. He served as head of network development and provisioning from February 1999 to January 2003 and as head of marketing from December 1993 to February 1999. Mr. Lim holds directorships in certain subsidiaries of PLDT.

Mr. Alfredo S. Panlilio is a senior vice president. He has over 15 years of work experience in the fields of business development and information technology. He was the corporate business head from August 2000 to May 2003 and international carrier business head from May 2003 to June 2004. Prior to joining PLDT in July 1999, he held management positions at IBM Philippines, Inc. and was the vice president for business development of the Lopez Communications Group (ABS-CBN Broadcasting, BayanTel and Sky Cable) until June 1999. Mr. Panlilio holds directorships in certain subsidiaries of PLDT and PLDT Global Corporation.

Mr. Claro Carmelo P. Ramirez is a senior vice president. He has over 20 years of work experience in the field of marketing. He worked as associate director for Colgate Palmolive Company, Global Business development in New York, and as marketing director for Colgate Palmolive Argentina, S.A.I.C. Prior to joining PLDT in July 1999, he was the marketing director of Colgate Palmolive Philippines, Inc. Mr. Ramirez also holds directorships in certain subsidiaries of PLDT.

Mr. Victorico P. Vargas is a senior vice president. He was appointed as business transformation office head in January 2008 in addition to his functions as human resources group head, to lead the business transformation initiatives of PLDT. He has over 20 years of work experience in various industries including insurance, consumer goods, real estate, banking and finance, telecommunications/information technology. Prior to joining PLDT in February 2000, he served as the country human resources director of Citibank N.A., Manila and spent two years outside the Philippines as country human resources director of Citibank, N.A., Bangkok. He also serves as a non-voting member of the governance and nomination and executive compensation committees of PLDT. Mr. Vargas is a director of certain subsidiaries of PLDT.

Ms. June Cheryl A. Cabal-Furigay is a vice president. She joined PLDT in June 2000 as an executive trainee in the finance group, then served as an executive assistant to the corporate finance and treasury sector head from December 2000 to April 2002. Prior to her present position, she was the head of financial reporting and planning center. From 1993 to 1997, she was a senior associate in the business audit and advisory group of Sycip Gorres Velayo & Co.  She is a director and the treasurer of certain subsidiaries of PLDT and the PLDT-Smart Foundation, Inc.

Mr. Christopher H. Young is our chief financial advisor. He worked in PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as finance director, a position he held until he joined us in November 1998.

Mr. Rolando G. Peña was appointed in January 2008 as head of customer service assurance group. He is responsible for managing the overall development and implementation of strategies and programs covering network engineering and operations, facility provisioning and maintenance, and customer servicing and fulfillment. Mr. Peña has over 20 years of experience in telecommunication operations and was chosen as Electronics and Communications Engineer for the year 2000 by the Institute of Electronics and Communications Engineers of the Philippines. From 1999 to 2007, he was the head of network services division of Smart and prior to joining Smart in 1994, he was the first vice president in charge of technical operations of Digital Telecommunications Philippines, Inc. Mr. Peña holds directorships in certain subsidiaries of PLDT and Smart.

Mr. Ramoncito S. Fernandez was appointed in January 2008, as the head of international and carrier business of PLDT and Smart in a concurrent capacity. He is responsible for directing overall initiatives to optimize business potentials and grow revenues for both international and domestic carrier markets. Mr. Fernandez has over 15 years of experience in materials management, industrial marketing and sales. He was the administration and materials management head of Smart from 2000, and of PLDT from 2004, until December 31, 2007. He was the executive vice president in charge of marketing, sales and logistics of Starpack Philippines, Inc. until June 2000. He also worked for Union Carbide Philippines in manufacturing and industrial engineering. Mr. Fernandez holds directorships in certain subsidiaries of PLDT and Smart.

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

Compensation of Key Management Personnel of the PLDT Group

The aggregate compensation paid to our key officers and directors named above, as a group, for 2007 amounted to approximately Php1,092 million.

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

Long-Term Incentive Plan

On August 3, 2004, PLDT’s board of directors approved the establishment of the original LTIP, or Original LTIP, for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The Original LTIP is a four-year cash-settled share based plan that covered the period from January 1, 2004 to December 31, 2007, or the Performance Cycle. The payment of awards was intended to be made at the end of the Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the performance cycle and a cumulative consolidated net income target for the Performance Cycle.

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

As a result of the establishment of the New LTIP, the board of directors also approved the early vesting of the Original LTIP by the end of 2006 for those of its participants who were invited to join the New LTIP and chose to join. Participants in the Original LTIP who were not invited to join the New LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule.

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

LTIP cost for the year ended December 31, 2007 pertaining to the New LTIP, and for the year ended December 31, 2006 pertaining to the Original LTIP, amounted to Php1,448 million and Php3,150 million, respectively. As at December 31, 2007 and 2006, outstanding LTIP liability amounted to Php1,494 million and Php5,030 million, respectively, see Note 23 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.

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

Stock options that were granted pursuant to the executive stock option plan to management executives and advisors/consultants of PLDT became fully vested in December 2004. An option holder may exercise his option to purchase that number of vested shares of common stock underlying his option, in whole or in part, at the price of Php814 per share, subject to adjustment upon the occurrence of specific events described in the executive stock option plan. The option exercise period is until December 9, 2009. The option holder is required to give written notice of exercise to the executive compensation committee, indicating the number of vested shares to be purchased, accompanied by payment in cash of the full amount of the purchase price for those shares.

As at February 29, 2008, the total number of shares of common stock allocated for options granted to the chief executive officer, directors and key officers of PLDT named below, as a group, under the executive stock option plan was 206,942.

Share Ownership

The following table sets forth information regarding ownership of our common stock and preferred stock, as at February 29, 2008, by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common and preferred shares.

Name of Owner	Shares of Common Stock(1)	Shares of Preferred Stock

Manuel V. Pangilinan	219,350	360
Napoleon L. Nazareno	9,487(2)	495
Helen Y. Dee	22,055(3)	180
Ray C. Espinosa	15,243(2)	–
Takashi Ooi	1	–
Tatsu Kono	100	–
Rev. Fr. Bienvenido F. Nebres, S.J	3,078(4)	–
Corazon S. de la Paz-Bernardo	11,146,310(5)	–
Ma. Lourdes C. Rausa-Chan	699(2)	350
Oscar S. Reyes	1	360
Albert F. del Rosario	130,005	1,560
Pedro E. Roxas	1	540
Alfred V. Ty	1	–
Ernesto R. Alberto	–	–
Rene G. Bañez	1	540
Anabelle L. Chua	13,078(2)	–
Jun R. Florencio	15	530
Menardo G. Jimenez, Jr.	22	–
George N. Lim	5,356(2)	360
Alfredo S. Panlilio	280	–
Claro Carmelo P. Ramirez	11,500	–
Victorico P. Vargas	2,878	180
June Cheryl A. Cabal-Furigay	–	–
Christopher H. Young	51,813(2)	–
Rolando G. Peña	–	–
Ramoncito S. Fernandez	156	–
Danilo J. Mojica	–	–

_____________

(1)     As at February 29, 2008, under PLDT’s ESOP, all of the options to purchase shares of common stock of key officers and directors listed in the table above had been exercised. No options have been granted to non-executive directors. All outstanding options were exercisable at an exercise price of Php814 per share and had an expiration date of December 10, 2009. All outstanding options were fully vested as at December 10, 2004.

(2)     Includes PLDT common shares that have been lodged with the Philippine Central Depository, Inc.

(3)     Includes 21,957 PLDT common shares registered in the name of Hydee Management and Resources, Inc. As chairperson and president of Hydee Management & Resources, Inc., Ms. Dee may exercise voting rights in respect and may be considered to have beneficial ownership of these shares.

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

The aggregate number of common and preferred shares directly and indirectly owned by directors, key officers and advisors listed above, as at February 29, 2008, was 11,631,430 and 5,455 respectively, or 6.157103% and 0.002888% of PLDT’s outstanding common and preferred shares, respectively.

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

Audit Committee

Our audit committee is composed of three members, all of whom are independent directors, namely, Rev. Fr. Bienvenido F. Nebres, S.J., who chairs the committee, Mr. Pedro E. Roxas and Mr. Oscar S. Reyes. Mr. Tatsu Kono and Ms. Corazon S. de la Paz-Bernardo, who are non-independent members of our board of directors, and Mr. Roberto R. Romulo, an independent member of our board of directors, serve as advisors to the audit committee. All of the members of our audit committee are financially literate and Ms. Corazon S. de la Paz-Bernardo, an advisor to the audit committee, is an accounting and financial management expert.

As provided for in the audit committee charter, the purposes of the audit committee are to assist our board of directors in fulfilling its oversight responsibilities for (i) PLDT’s accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) the integrity of PLDT’s financial statements and the independent audit thereof; (iii) PLDT’s compliance with legal and regulatory requirements; and (iv) the performance of the internal audit organization and the external auditors.

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

•         to review and approve in consultation with the head of the internal audit organization and the chief financial advisor the fees charged by the external auditors for audit and non-audit services;

•         to pre-approve all audit and non-audit services to be provided by and all fees to be paid to the external auditors;

•         to ensure that the external auditors prepare and deliver annually the statement as to independence, to discuss with the external auditors any relationships or services disclosed in such statements that may impact the objectivity, independence or quality of services of said external auditors and to take appropriate action in response to such statement to satisfy itself of the external auditor’s independence;

•         to ensure that the external auditors or the lead partner of the external auditors having the primary responsibility for the audit of PLDT’s accounts is rotated at least once every five (5) years;

•         to advise the external auditors that they are expected to provide the committee a timely analysis of significant/critical financial reporting issues and practices;

•         to obtain assurance from the external auditors that the audit was conducted in a manner consistent with the requirement under applicable rules; and

•         to resolve disagreements between management and the external auditors regarding financial reporting.

The audit committee also has the authority to retain or obtain advice from special counsel or other experts or consultants in the discharge of their responsibilities without the need for board approval.

Governance and Nomination Committee

Our governance and nomination committee is composed of five voting and two non-voting members. Three of the voting members are independent directors, namely, Rev. Fr. Bienvenido F. Nebres, S.J., Mr. Alfred V. Ty and Mr. Oscar S. Reyes. Mr. Manuel V. Pangilinan, who serves as chairman, and Mr. Tatsu Kono are the other voting members, and Mr. Victorico P. Vargas and Atty. Ma. Lourdes C. Rausa-Chan are the non-voting members.

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

3.        To identify the qualified nominees and recommend that the board select and recommend such qualified nominees for election as directors/independent directors at the annual meeting of shareholders; and

4.        To assist our board in developing and implementing the board’s performance evaluation process.

Executive Compensation Committee

Our executive compensation committee is composed of six members: five voting members and one non-voting member. Three of these voting members are independent directors, namely, Mr. Pedro E. Roxas, Mr. Oscar S. Reyes and Mr. Alfred V. Ty, two are non-independent directors, namely, Mr. Tatsu Kono and Mr. Albert F. del Rosario, who serves as chairman, and one is a non-voting member, namely Mr. Victorico P. Vargas.

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

Technology Strategy Committee

Our technology strategy committee is composed of five members, all of whom are voting members. One of the members is an independent director, namely, Mr. Oscar S. Reyes, and four are non-independent directors, namely Mr. Manuel V. Pangilinan, who serves as chairman, Mr. Napoleon L. Nazareno, Mr. Ray C. Espinosa and Mr. Tatsu Kono.

The principal functions and responsibilities of our technology strategy committee are:

1.        To review and approve our technology strategy and roadmap, and to review and advise our board on major technology trends and strategies;

2.        To evaluate and advise our board on actual and proposed technology investments and transactions;

3.        To review and submit to the board recommendations regarding management’s formulation and execution and overall performance in achieving technology-related strategic goals and objectives; and

4.        To recommend to the board approaches to acquiring and maintaining technology positions and maximizing our access to relevant technologies, and to ensure optimized contribution of technology to our business strategy and growth targets.

Effective June 12, 2007, our board of directors dissolved the finance committee, since, for several years thereto, all financial transactions which were within the authority of the finance committee to review and/or approve were elevated directly to our board.

Directors’ and Officers’ Involvement in Certain Legal Proceedings

The following is a description of the cases in which our chairman, Manuel V. Pangilinan, our president and chief executive officer, Mr. Napoleon L. Nazareno and our directors, Mr. Albert F. del Rosario, Ms. Ma. Lourdes C. Rausa-Chan and Ms. Corazon S. de la Paz-Bernardo are respondents:

1. Mr. Manuel V. Pangilinan, in his capacity as chairman of the board of Metro Pacific Corporation, a stockholder of Metro Tagaytay Land Company, Inc., or MTLCI, and four other individuals were respondents in I.S. 04-A-1057 for alleged violation of Article 315 (1)(b) (Estafa) of the Revised Penal Code filed by Mr. Vicente A. Tuason in behalf of Universal Leisure Club, Inc., or ULCI, and Mr. Jose L. Merin in behalf of Universal Rightfield Property Holdings, Inc., or URPHI.

In the complaint-affidavit, Messrs. Tuason and Merin alleged that, in violation of the trust reposed by ULCI and certain contractual commitments and representations, MTLCI, with the participation and/or conformity of the respondents, misappropriated and converted Php139 million that ULCI entrusted for the purpose of incorporating Golf Land Co., Inc. (GLCI), a corporation to be wholly owned by MTLCI and to which a property of MTLCI was to be transferred in exchange for shares in GLCI. The said shares were then supposed to be transferred to ULCI.

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

On March 25, 2004, Mr. Pangilinan submitted his counter-affidavit in I.S. No. 04-A-1057, including therein counter-charges against Messrs Tuason and Merin for Perjury and Unjust Vexation. These counter-charges were docketed as I.S. No. 04-C-5493-94.

In a Joint Resolution dated June 7, 2004, the City Prosecution Office of Makati dismissed all charges in the Estafa case against Mr. Pangilinan as well as the counter-charges for Perjury and Unjust Vexation against Messrs. Tuason and Merin.

On November 16, 2004, ULCI, through Messrs. Tuason and Merin, filed with the Philippine Department of Justice, or DOJ, their respective Petitions for Review assailing the Resolution of the City Prosecution Office of Makati. Thereafter, the complainants and respondents including Mr. Pangilinan filed, with the assistance of their respective counsels, a Joint Motion to Dismiss (with prejudice) the charges and counter-charges subject of the investigation before the DOJ.

On March 20, 2006, Mr. Pangilinan, through counsel, filed a Manifestation and Motion reiterating the parties’ prayer in their Joint Motion to Dismiss that the cases be dismissed with prejudice. The DOJ still has to resolve this Joint Motion to Dismiss.

2. Mr. Napoleon L. Nazareno, in his capacity as president and chief executive officer of Smart, is a respondent in the following cases:

(a) Criminal Case No. 133235-R submitted to the Municipal Trial Court in Cities Branch 6 Cebu City and complaint docketed as I. S. No. 2005-57-B and filed with the Prosecutor’s Office of Borongan, Eastern Samar, all for alleged violation of Section 301 in relation to Section 213 of Presidential Decree 1096 (otherwise know as the National Building Code of the Philippines). The complaints alleged that Smart built its cellsites without securing building permits and Smart’s officers are criminally liable therefor.

In Criminal Case No. 133235-R, the Municipal Trial Court in Cities Branch 6 Cebu City granted Mr. Nazareno’s Motion to Dismiss and ordered the dismissal of the case in an order dated July 13, 2007.

The Prosecutor’s Office of Borongan, Eastern Sama r, finding no probable cause to indict respondent Mr. Nazareno, dismissed the complaint docketed as I.S. No. 2005-57-B in a Resolution dated July 4, 2007.

(b) Complaint docketed as I.S. 07-3216-F and filed with the Cebu City Prosecutor’s Office by Integrated Distribution Network, Inc., or IDNI, for alleged Estafa and violation of Republic Act No. 8484, or the “Access Devices Regulation Act of 1988”. IDNI alleged that Smart, through its directors and officers, including Mr. Nazareno, who are respondents in this complaint, perpetrated fraud by blocking the SIMs of its sub-dealers. The dispute arose from contracts executed between Smart and IDNI on roving billboards. The parties entered into a settlement agreement allowing IDNI to purchase electronic load from Smart within a specific period and for a specified amount. It is Smart’s position that IDNI’s cause of action, if any, is purely civil in nature.

The Cebu City Prosecutor’s Office issued a resolution dated November 12, 2007, finding probable cause to indict the respondents for Estafa and violation of the Access Devices Regulation Act of 1988. On January 10, 2008, Mr. Nazareno filed a petition for review before the DOJ seeking the reversal of that Resolution. On January 16, 2008, the other respondents filed their petition for review before the DOJ. Both petitions are still pending before the DOJ.

3. Messrs. Napoleon L. Nazareno and Albert F. del Rosario and other directors and officers of the former PDCP Bank and some officers of the Bangko Sentral ng Pilipinas and Development Bank of the Philippines, are respondents in a complaint docketed as I.S. No. 2004-631 and filed by Chung Hing Wong/Unisteel/Unisco Metals, Inc. with the DOJ, for alleged syndicated Estafa, Estafa through falsification of documents, other deceits, malversation and robbery. In the complaint-affidavit, the complainant alleged that the officers and directors of PDCP Bank deceived the complainant to secure a loan from PDCP Bank through misrepresentation and with the sinister purpose of taking over the complainant’s corporation. As stated in their respective counter-affidavits, the charges against the PDCP directors including Messrs. Nazareno and del Rosario are entirely without merit. The complaint was referred to the Office of the Ombudsman by the DOJ on October 30, 2007 on the ground that some of the respondents are public officers and the alleged offenses were committed in the performance of their official functions. The complaint is still pending with the Office of the Ombudsman.

4. Mr. Albert F. del Rosario and other former directors/officers, and Ms. Ma. Lourdes C. Rausa-Chan and other former corporate secretaries/assistant corporate secretaries of Steniel Cavite Packaging Corporation, Metro Paper and Packaging Products, Inc., AR Packaging Corporation and Starpack Philippines Corporation, are respondents in a case docketed as OMB C-C-04-0363-H (CPL No. C-04-1248) in the Office of the Ombudsman. The complaint is for alleged: (a) violation of Republic Act No. 3019 (otherwise known as the Anti-Graft and Corrupt Practices Act); (b) estafa thru falsification of public documents; (c) falsification of public documents under Article 171, in relation to Article 172, of the Revised Penal Code (RPC); (d) infidelity in the custody of public documents under Article 226 of the RPC; and (e) grave misconduct. The complaint related to various tax credit certificates (allegedly fraudulent, with spurious and fake supporting documents) issued to Victory Textile Mills, Inc. (allegedly, a non-existent corporation with fictitious incorporators and directors) and transferred to several companies including the aforesaid companies. The complaints against Mr. del Rosario and Ms. Rausa-Chan involve the first two offenses only and in their capacity as director and corporate secretary, respectively, of Metro Paper and Packaging Products, Inc. In the opinion of the legal counsels of Mr. del Rosario and Ms. Rausa-Chan, there are no legal and factual bases for their inclusion as respondents in this complaint. Mr. del Rosario and Ms. Rausa-Chan had no participation or involvement in the alleged anomalous acquisition and transfer of the subject tax credit certificates. The case is still pending with the Office of the Ombudsman.

5. Ms. Corazon S. de la Paz-Bernardo, in her capacity as president and chief executive officer of Social Security System, or SSS, is a respondent in the following cases:

a.        Complaints docketed as OMB-C-C-04-281F, OMB-C-A-04-0276F and CPC No-C-04-850 and filed with the Office of the Ombudsman for alleged inaction of SSS officials on the request for the payment of liquidated damages relating to the SSS Baguio building. On September 22, 2006, the Office of the Ombudsman dismissed the case. The complainant appealed the administrative case to the Court of Appeals but the same was dismissed. The criminal aspect of the case is pending appeal with the Supreme Court.

b. Complaint docketed as OMB-C-C-06-0166C and filed with the Office of the Ombudsman for alleged violation of Section 3 (h) of Republic Act 3019 and Section 7 (a) of Republic Act 6713. The case is still pending with the Office of the Ombudsman.

Employees and Labor Relations

As at December 31, 2007, we had 30,255 employees within the PLDT Group, with 5,415, 8,080 and 16,760 employees in our wireless, fixed line and ICT groups, respectively. PLDT had 7,909 employees at the end of 2007, of which 40% were rank-and-file employees, 55% were management/supervisory staff and 5% were executives. This number represents a decrease of 617, or approximately 7%, from the staff level as at the end of 2006, mainly as a result of the ongoing manpower rightsizing program. From a peak of 20,312 at the end of 1994, PLDT’s number of employees has declined by 12,403, or 61%, by the end of 2007. As at December 31, 2006, we had 28,225 and 8,526 employees within the PLDT Group and PLDT, respectively. The increase in the number of employees within the PLDT Group from 2006 to 2007 primarily resulted from the acquisition of Springfield by SPi in April 2007.

PLDT has three employee unions, the members of which in the aggregate represent 20% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

On November 16, 2006, PLDT and the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, concluded and signed a new three-year Collective Bargaining Agreement, or CBA, covering the period from November 9, 2006 to November 8, 2009. This CBA provides each member a signing bonus equivalent to one month’s salary (computed at the salary rate prevailing prior to November 9, 2006) plus Php15,000; monthly salary increases of Php2,150, Php2,200 and Php2,550 for the first, second and third year, respectively; an increase in the yearly Christmas gift certificate from Php7,000 to Php8,000; an increase in the amount of coverage under the group life insurance plan from Php500,000 to Php650,000; an additional contribution of Php1 million to the Educational Loan Fund; and Php35,000 funeral assistance for the death of a dependent. Other provisions of this CBA include increases in the rice subsidy and professional fee for dependent’s hospitalization.

On March 8, 2005, PLDT and PLDT Sales Supervisors’ Union, or PSSU, concluded and signed a three-year CBA covering the period from January 1, 2005 to December 31, 2007. As at the date of the filing of this Annual Report on Form 20-F, negotiations are still on-going for the signing of a new CBA covering the period January 1, 2008 to December 31, 2010.

On January 20, 2005, PLDT and Gabay ng Unyon sa Telekomunikasyon ng mga Superbisor, or GUTS, our supervisors’ union, concluded and signed a three-year CBA covering the period from January 1, 2005 to December 31, 2007. As at the date of the filing of this Annual Report on Form 20-F, negotiations are still on-going for the signing of a new CBA covering the period from January 1, 2008 to December 31, 2010.

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

Defined Contribution Plan

Smart maintains a trustee-managed, tax-qualified, multi-employer plan covering substantially all permanent and regular employees. The plan has a defined contribution format limiting Smart’s obligation to specified contribution to the plan. It is being financed by the participating companies (Smart and its subsidiary, I-Contacts) and contribution by employees is optional.

We spent Php1,773 million for pension, retirement and similar benefits for our employees for the year ended December 31, 2007. In addition, Php603 million was recognized in respect of 616 employees who availed of the enhanced separation package under our MRP. For more information about the benefit plan including the total amount set aside to provide pension retirement or similar benefits, see Note 5 – Income and Expenses and Note 23 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s common stock as at February 29, 2008, of all shareholders known to us to beneficially own 5% or more of PLDT shares of common stock. All shares of PLDT's common stock have one vote per share.

Title of Class	Name and Address of Record Owner and Relationship With Issuer	Place of Incorporation	Name of Beneficial Owner and Relationship with Record Owner	Number of Shares Held of Record	Percentage of Class
Common	Metro Pacific Resources, Inc.(1) c/o Corporate Secretary 18th Floor, Liberty Center, 104 H. V. dela Costa St. Salcedo Village, Makati City	Philippine Corporation	Same as Record Owner	17,112,534	9.06
Common	Philippine Telecommunications Investment Corporation(2) 12th Floor Ramon Cojuangco Bldg. Makati Avenue, Makati City	Philippine Corporation	Same as Record Owner	13,338,415(3)	7.06
Common	NTT Communications Corporation(4) 1-1-6 Uchisaiwai-cho 1-Chome, Chiyoda-ku Tokyo 100-8019, Japan	Japanese Corporation	See Footnote 6 below	12,633,487	6.69
Common	NTT DoCoMo, Inc.(5) 41st Floor, Sanno Park Tower 2-11-1 Nagata-cho, Chiyoda-ku Tokyo 100-6150, Japan	Japanese Corporation	See Footnote 6 below	12,633,486(6)	6.69
Common	Social Security System(7) SSS Building East Avenue, Quezon City	Philippine Corporation	Same as Record Owner	5,024,789(8)	2.66
Common	PCD Nominee Corporation(9) 37/F Enterprise Building, Tower I Paseo De Roxas cor. Ayala Avenue, Makati City	Philippine Corporation	See Footnote 9 below	84,247,398	44.60
Common	J. P. Morgan Asset Holdings (HK) Limited(10) (various accounts) 20F Chater House, 8 Connaught Road Central, Hongkong	HongKong Corporation	See Footnote 10 below	38,906,071	20.59
Common	Capital Research Global Investors(11)	Delaware Corporation	See Footnote 11 below	15,098,070	7.99

__________

(1)    Based on a resolution of the board of directors of Metro Pacific Resources, Inc., or MPRI, Mr. Manuel V. Pangilinan has been appointed as proxy or duly authorized representative of MPRI to represent and vote the PLDT shares of common stock of MPRI at the annual meeting of stockholders of PLDT.

(2)    Pursuant to a resolution adopted by the board of directors of Philippine Telecommunications Investment Corporation, or PTIC, the president of PTIC, Mr. Manuel V. Pangilinan, has the continuing authority to represent PTIC at any and all meetings of the stockholders of a corporation in which PTIC owns of record or beneficially any shares of stock or other voting security, and to sign and deliver, in favor of any person he may deem fit, a proxy or other power of attorney, with full power of delegation and substitution, authorizing his designated proxy or attorney-in-fact to vote any and all shares of stock and other voting securities owned of record or beneficially by PTIC at any and all meetings of the stockholders of the corporation issuing such shares of stock or voting securities.

(3)    In addition to the 13,338,415 shares owned on record by PTIC, PTIC beneficially owns 12,695,848 shares of PLDT’s common stock held of record by PCD Nominee Corporation, or PCD. The total shareholdings of PTIC is 26,034,263 shares of PLDT common stock representing 13.78% of the outstanding common stock of PLDT as at February 29, 2008.

First Pacific Group beneficially owned 26.17% of our common shares as at February 29, 2008 by virtue of PLDT common shareholdings by intermediate holding companies, including PTIC and MPRI.

(4)    Based on publicly available information, NTT Communications is a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, or NTT. Based on a certification signed by a duly authorized officer of NTT Communication, Mr. Jun Sawada is authorized to execute for and on behalf of NTT Communications, endorsements, transfers, and other matters relating to the shares of PLDT common stock held by NTT Communications.

(5)    Based on publicly available information, NTT DoCoMo is a majority-owned and publicly traded subsidiary of NTT. Based on a certification signed by a duly authorized officer of NTT DoCoMo, Mr. Toshinari Kunieda or Mr. Matsuo Yamamoto, is authorized to execute for and on behalf of NTT DoCoMo, endorsements, transfers and other matters relating to the PLDT shares of common stock held by NTT DoCoMo.

(6)    NTT DoCoMo completed an acquisition of 12,633,486 shares of PLDT common stock from NTT Communications on March 14, 2006. From March 23, 2007 to February 11, 2008, NTT DoCoMo acquired through open market purchases a total of 14,134,588 additional shares of PLDT common stock. The total shareholdings of NTT DoCoMo is 26,768,074 shares of PLDT common stock (of which 12,633,486 are owned on record by NTT DoCoMo, 8,533,253 are ADS and 5,601,335 are held of record by PCD) representing 14.17% of the outstanding common stock of PLDT as of February 29, 2008.

In reports filed by NTT Communications and NTT DoCoMo, it is stated that because of NTT’s ownership of all the outstanding capital stock of NTT Communications and a majority of the common stock of NTT DoCoMo, together with certain contractual arrangements including the Cooperation Agreement dated January 31, 2006, NTT, NTT Communications and NTT DoCoMo may be considered to constitute a “group” within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended. Therefore, each of them may be deemed to have beneficial ownership of the 39,401,561 shares in aggregate held by NTT Communications and NTT DoCoMo, representing 20.86% of the outstanding common stock of PLDT as at February 29, 2008.

(7)    Pursuant to a resolution of the Board of Directors of the Social Security System, or SSS, Ms. Corazon S. de la Paz-Bernardo, as president and chief executive officer of the SSS, has been authorized to represent and vote the PLDT shares of common stock of SSS in the annual meeting of stockholders of PLDT.

(8)    In addition to the 5,024,789 shares owned on record by the SSS, SSS also beneficially owned 5,750,492 shares of PLDT common stock held of record by PCD. The total beneficial shareholdings of SSS is 10,775,281 shares of PLDT common stock representing 5.70% of the outstanding common stock of PLDT as at February 29, 2008.

(9)    Registered owner of shares held by participants in the Philippine Depository and Trust Co., or PDTC, a private company organized to implement an automated book entry system of handling securities transactions in the Philippines. Under the PDTC procedures, when an issuer of a PDTC-eligible issue will hold a stockholders’ meeting, the PDTC will execute a pro-forma proxy in favor of its participants for the total number of shares in their respective principal securities account as well as for the total number of shares in their client securities account. For the shares held in the principal securities account, the participant concerned is appointed as proxy with full voting rights and powers as registered owner of such shares. For the shares held in the client securities account, the participant concerned is appointed as proxy, with the obligation to constitute a sub-proxy in favor of its clients with full voting and other rights for the number of shares beneficially owned by such clients. Based on available information, none of the owners of the shares of PLDT common stock registered under the name of PCD Nominee Corporation, or PCD, owned more than 5% of PLDT’s outstanding common stock as at February 29, 2008, except The Hongkong and Shanghai Banking Corp. Ltd.–Clients, Capital Research Global Investors, and Citibank N.A., which own approximately 19.37%, 7.99%, and 7.51%, respectively, of PLDT’s outstanding common stock as at such date. The Company has no knowledge if any beneficial owner of the shares under The Hongkong and Shanghai Banking Corp. Ltd.–Clients, Capital Research Global Investors, and Citibank accounts owned more than 5% of PLDT’s outstanding common stock as at such date.

The PCD account also includes 12,695,848 shares beneficially owned by the PTIC, 5,601,335 shares beneficially owned by NTT DoCoMo, 5,750,492 shares beneficially owned by SSS and 12,461,130 shares beneficially owned by Capital Research Global Investors.

(10) Holds shares as nominee of JPMorgan Chase Bank, successor depositary under the Common Stock Deposit Agreement, dated
October 14, 1994, as amended on February 10, 2003, between JPMorgan Chase Bank and the holders of American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs, representing shares of common stock of the Company (the “Deposit Agreement”). Under the Deposit Agreement, if the depositary does not receive voting instructions from a holder of ADRs, such holder will be deemed to have instructed the depositary to provide a discretionary proxy to a person designated by PLDT for the purpose of exercising the voting rights pertaining to the shares of common stock represented by such holder of ADRs, except that no discretionary proxy will be given with respect to any matter as to which substantial opposition exists or which materially and adversely affects the rights of the holders of such ADRs.

This account also includes 2,636,940 shares of PLDT common stock underlying ADSs owned by Capital Research Global Investors, 8,533,253 shares of PLDT common stock underlying ADS owned by NTT DoCoMo.

(11) According to the Schedule 13G of Capital Research Global Investors filed with the U.S. SEC on February 11, 2008, Capital Research Global Investors, as an investment adviser, beneficially owned 15,098,070 shares of PLDT common stock, which includes 2,636,940 shares of PLDT common stock underlying ADSs and 12,461,130 shares of PLDT common stock held of record by PCD as at February 29, 2008.

As at February 29, 2008, approximately 85.95% of the outstanding capital stock of PLDT was registered in the names of Philippine persons.

Related Party Transactions

For a discussion of our material related party transactions, please see Note 22 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18.

Except for the transactions described above, there were no other material related party transactions during the last two years.

No director or officer of PLDT or associate of any such director or officer was indebted to PLDT at any time during the period from January 1, 2007 through the date of filing of this annual report.

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

We believe that these allegations are without merit and plan to defend ourselves vigorously. The Philippine Congress granted PLDT’s amended franchise under Republic Act No. 7082 notwithstanding the existence of these proceedings and the opposition of the Solicitor General. The case has been archived by virtue of a court order dated January 20, 1999. No further action has been taken and the case continues to remain inactive.

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

In the case of the claim for refund of erroneously paid value-added taxes, compensating taxes, advance sales taxes and other internal revenue taxes on PLDT’s importation of various equipment, machinery and spare parts, the Supreme Court, on December 15, 2005, rendered a decision partially granting the claim for refund or tax credit certificates and ordering the Commissioner of Internal Revenue, or CIR, to issue a Tax Credit Certificate or to refund to PLDT Php95 million representing erroneously collected advance sales tax and compensating tax. PLDT filed a Motion for Execution with the Second Division of the Court of Tax Appeals which was opposed by the CIR. The Second Division of Court of Tax Appeals granted the Motion for Execution but the CIR appealed the said decision to the Court of Tax Appeals En Banc where the case is currently pending.

The case of the claim for refund of erroneously paid withholding tax on separation pay continues to be pending with the Supreme Court.

NTC supervision and regulation fees, or SRF

Since 1994, following the rejection of PLDT's formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court.  The principal issue in these proceedings was the basis for the computation of the SRF.  PLDT’s position, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par.

As at December 31, 2007, PLDT has paid, since 1994, a total amount of Php2,541 million in SRF of which Php2,251 million were paid under protest.  The Supreme Court, in a Resolution promulgated on December 4, 2007, upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends.  On April 3, 2008, PLDT complied with the Supreme Court Resolution in paying the outstanding principal balance relating to stock dividends in the amount of Php455 million to the NTC.

Local business and franchise tax assessments

As discussed below, we currently expect that going forward, we will pay local franchise taxes on an annual basis based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our consolidated financial statements as at December 31, 2007.

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes, based on the opinion of its legal counsel, that the Public Telecommunications Policy Act, or R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause. To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160. However, on March 25, 2003, in a ruling relating to a tax assessment by the City of Davao, the Supreme Court decided that PLDT was not exempt from the local franchise tax.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, as at December 31, 2007, PLDT has paid a total amount of Php694 million for local franchise tax covering prior periods up to the end of 2006.

PLDT had no longer contested assessments of LGUs for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction as at December 31, 2007.

However, PLDT continues to contest the imposition of local business taxes in addition to local franchise tax by the Cities of Tuguegarao, Balanga and Caloocan in the amounts of Php1.9 million, Php0.2 million and Php6.2 million, respectively, for the years 1998 to 2003 for the City of Tuguegarao, and for the years 2005 to 2007 for the Cities of Balanga and Caloocan. PLDT is likewise contesting the imposition of a business tax on the transmission of messages by the Municipality of San Pedro in the amount of Php0.3 million for the years 2005 to 2007. In addition, PLDT is contesting the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction in the amount of Php3 million for the years 1999 to 2006.

While Smart had received and paid under protest the local franchise tax assessment issued by the City of Makati totaling approximately Php312 million, the Regional Trial Court, or RTC, of Makati declared Smart exempt from payment of local franchise tax to the City of Makati and on June 9, 2005, the Court of Appeals dismissed the appeal filed by the City of Makati.

Also, Smart had received LFT assessments issued by the City of Iloilo amounting to approximately Php1 million. The RTC of Iloilo has likewise ruled in a decision dated January 19, 2005 that Smart is exempt from payment of local franchise tax to the City of Iloilo. To date, Smart has not received any notice that the said decision had been appealed by the City of Iloilo.

Dividend Distribution Policy

Please see Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and please see Item 3. “Key Information – Dividends Declared” and Note 7 – Earnings Per Common Share to the accompanying audited consolidated financial statements in Item 18 for tables that show dividends declared in 2007.

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

Until early 2007, the ADSs were also listed on the NYSE Arca. However, PLDT voluntarily delisted its ADSs from the NYSE Arca, effective February 12, 2007, after determining that doing so is in the best interest of PLDT and its stockholders.

As at February 29, 2008, a total of 7.0 million shares of PLDT's common capital stock were traded on the PSE. During the same year, the volume of trading was 7.7 million ADSs on the NYSE.

As at February 29, 2008, 10,807 stockholders were Philippine persons and held approximately 35% of PLDT’s common capital stock. In addition, as at February 29, 2008, there was a total of approximately 43 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 374 holders.

High and low sales prices for PLDT’s common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	Philippine Stock Exchange		New York Stock Exchange
	High	Low	High	Low
2008
First Quarter	Php3,175.00	Php2,520.00	US$76.72	US$61.49
January	3,175.00	2,520.00	76.72	62.20
February	3,050.00	2,830.00	75.67	70.13
March	2,905.00	2,600.00	71.65	61.49
2007	3,285.00	2,250.00	76.30	45.25
First Quarter	2,820.00	2,250.00	56.62	45.25
Second Quarter	2,730.00	2,390.00	58.88	50.05
Third Quarter	2,950.00	2,270.00	65.16	48.00
Fourth Quarter	3,285.00	2,900.00	76.30	64.90
October	3,285.00	2,900.00	72.50	64.90
November	3,105.00	2,925.00	73.39	67.21
December	3,205.00	2,970.00	76.30	69.62
2006	2,610.00	1,675.00	51.90	32.15
First Quarter	1,930.00	1,675.00	38.09	32.20
Second Quarter	2,295.00	1,700.00	43.99	32.15
Third Quarter	2,300.00	1,790.00	45.00	34.57
Fourth Quarter	2,610.00	2,150.00	51.90	42.56
2005	1,860.00	1,310.00	34.35	23.50
2004	1,505.00	810.00	27.03	14.38
2003	990.00	265.00	17.79	4.85

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

Transfer of Shares

The shares of Common Stock may be transferred by delivery of certificate(s) endorsed by the shareholder named in the certificate or his duly authorized attorney or representative. No transfer, however, shall be valid, except as between the parties, until the transfer is recorded in the stock and transfer books of PLDT maintained by
Hong Kong and Shanghai Banking Corporation, the stock transfer agent of PLDT for its Common Stock.

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

Issued and Outstanding Preferred Stock

The series of Preferred Stock and the number of shares issued and outstanding under each series as at
February 29, 2008 are as follows:

Series	No. of Shares
Series A to EE 10% Cumulative Convertible	405,661,417
Series IV Cumulative Non-Convertible Redeemable	36,000,000
Series V Cumulative Convertible Redeemable	27,303
Series VI Cumulative Convertible Redeemable	513,957

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

Shares of Series V and VI Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of PLDT, the holders of the Series V and VI Convertible Preferred Stock are entitled to receive out of the assets of PLDT available for distribution to the shareholders of PLDT, before any distribution of assets is made to holders of shares of Common Stock or any other shares of stock of PLDT ranking as to such distribution junior to the Series V and VI Convertible Preferred Stock, liquidating distributions in the amount of Php11 per share plus accrued and unpaid dividends. Shares of Series V and VI Convertible Preferred Stock which are outstanding on June 4, 2008, the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT Common Stock on the date immediately following such anniversary date at a conversion rate of one share of Common Stock for each share of Series V or VI Convertible Preferred Stock subject to adjustments in certain events. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT Common Stock received on mandatory conversion will be able to require PLDT to purchase such shares of PLDT Common Stock for Php1,700 per share and US$36.132 per share, for Series V and VI Convertible Preferred Stock, respectively.

As at December 31, 2007, 2,690,650 shares of Series V Convertible Preferred Stock, 4,614,801 shares of Series VI Convertible Preferred Stock and 3,842,000 shares of Series VII Convertible Preferred Stock had been voluntarily converted to PLDT common shares and 30,790 shares of Series V and 680,303 shares of Series VI Convertible Preferred Stocks remained outstanding. As at December 31, 2007, the aggregate value of the put options based on outstanding shares as at such date was Php1,070 million assuming all of the outstanding shares of Series V and VI Convertible Preferred Stocks were mandatorily converted on June 5, 2008 and all the common shares issued upon conversion were put to PLDT at that time in accordance with the terms of the put options. The market value of the underlying common shares was Php2,256 million, based on the market price of PLDT common shares of Php3,175 per share as at December 31, 2007. On March 4, 2008, PLDT issued a notice to the effect that all of the shares of Series V and Series VI Convertible Preferred Stock originally issued on June 4, 2001, and outstanding as at June 4, 2008, will be mandatorily converted on June 5, 2008, to PLDT common shares. As a result of such mandatory conversion, holders of common shares received on mandatory conversion of the Series V and Series VI Convertible Preferred Shares will be able to exercise the above described put options in accordance with their terms.

Change in Control

Article V, Section 1 of PLDT's Amended By-Laws may have the effect of preventing a change in control of PLDT. This section provides that any person who is engaged in any business that competes with or is antagonistic to that of PLDT or its subsidiaries is ineligible for nomination or election to the board of directors.

Under the Cooperation Agreement, each of NTT Communications, NTT DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, it shall cast its vote as a PLDT shareholder in support of any resolution proposed by the PLDT board of directors for the purpose of safeguarding PLDT from any Hostile Transferee. See Item 7. “Major Shareholders and Related Party Transactions — Related Party Transactions.

Material Contracts

We have entered into the following contract within the two years preceding the date of this annual report which is or may be material:

The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and NTT DoCoMo.

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

Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which are paid in U.S. dollars. PLDT’s Transfer Agent and Dividend Paying Agent for its Series VI Convertible Preferred Stock, Hong Kong and Shanghai Banking Corporation, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to holders of the Series VI Convertible Preferred Stock. PLDT’s Transfer Agent for its common stock, The Hong Kong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2007, approximately 86% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 17 –Equity and Note 18 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18.

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

United States Federal Taxation

In general, taking into account the earlier assumptions that each obligation of the Deposit Agreement and any related agreement will be performed according to its terms, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares of Common Stock for ADRs, and ADRs for shares of Common Stock, generally will not be subject to United States federal income tax.

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

Sale or Other Disposition of Equity Securities

Subject to the PFIC rules discussed below, a United States Holder will recognize capital gain or loss upon the sale of Common Stock or ADSs in an amount equal to the difference between such United States Holder's basis in the Common Stock or ADSs and the amount realized upon the sale. Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the Common Stock or ADSs have been held for more than one year. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held for more than one year. Generally, any such gain or loss will be treated as realized income or loss from sources within the United States for foreign tax credit limitation purposes. United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax. See “— Philippine Taxation — Capital Gains Tax and Stock Transaction Tax.”

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our board of directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We need to manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-dated and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, or ROP, and Philippine banks and corporates, managed funds and other structured products linked to the ROP. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

A summary of the maturity profile of our financial liabilities as at December 31, 2007 and 2006 based on contractual undiscounted payments is set out in Note 24 – Contractual Obligations and Commercial Commitments to the accompanying audited consolidated financial statements in Item 18.

Foreign Currency Exchange Risk

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the balance sheet date. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt and hedges we carry. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our unhedged foreign currency-denominated debts and the related interest expense of our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap agreements. We accounted for these instruments as transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2007 and 2006:

	2007		2006
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Asset
Derivative financial assets	US$1	Php59	US$9	Php434

Current Financial Assets
Cash and cash equivalents	93	3,853	155	7,578
Short-term investments	56	2,324	92	4,521
Trade and other receivables	227	9,400	277	13,589
Derivative financial assets	23	967	1	47
Total current financial assets	399	16,544	525	25,735
Total Financial Assets	US$400	Php16,603	US$534	Php26,169

Noncurrent Financial Liabilities
Interest-bearing financial liabilities - net of current portion	US$1,126	Php46,612	US$1,239	Php60,756
Derivative financial liabilities	187	7,741	140	6,872
Total noncurrent financial liabilities	1,313	54,353	1,379	67,628

Current Financial Liabilities
Accounts payable	160	6,614	268	13,115
Accrued expenses and other current liabilities	95	3,958	74	3,605
Derivative financial liabilities	6	242	2	108
Current portion of interest-bearing financial liabilities	187	7,748	328	16,104
Total current financial liabilities	448	18,562	672	32,932
Total Financial Liabilities	US$1,761	Php72,915	US$2,051	Php100,560

__________

(1) The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php41.411 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2007.

(2) The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php49.045 to US$1.00, the peso-dollar rate as quoted through Philippine Dealing System as at December 31, 2006.

As at April 3, 2008, the peso-dollar exchange rate was Php41.552 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at December 31, 2007 would have increased by Php192 million.

As at December 31, 2007, approximately 88% of our total consolidated debts was denominated in U.S. dollars. Consolidated foreign currency-denominated debt was reduced to Php52,540 million as at December 31, 2007 from Php76,646 million as at December 31, 2007. PLDT’s outstanding long-term principal only currency swap contracts and foreign currency option contracts amounted to US$550 million and US$136 million, respectively, as at December 31, 2007. Consequently, the unhedged portion of consolidated debts amounts was approximately 45% (or 36%, net of our U.S. dollar cash balances) as at December 31, 2007.

For the year ended December 31, 2007, approximately 34% of our consolidated revenues were either denominated in U.S. dollars or were linked to the U.S. dollars. In this respect, the recent appreciation of the Philippine peso against the U.S. dollar reduced our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had appreciated by 16% against the U.S. dollar to Php41.411 to US$1.00 as at December 31, 2007, from Php49.045 to US$1.00 as at December 31, 2006. Likewise, as at December 31, 2006, the peso had appreciated by 8% to Php49.045 to US$1.00 from Php53.062 to US$1.00 as at December 31, 2005. As a result of the foreign exchange movements as well as the amount of our outstanding foreign currency debts and derivatives, we recognized foreign exchange gains of Php7,990 million and Php4,823 million in 2007 and 2006, respectively.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of March 31, 2008 and 2007. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 2% as compared to the exchange rate of Php41.411 to US$1.00 as of year-end 2007 and Php49.045 to US$1.00 as of year-end 2006. At December 31, 2007 and 2006, if the peso-dollar exchange rate had weakened/strengthened by 2%, with all other variables held constant, profit after tax would have been higher/lower by Php1,088 million and Php270 million for the year 2007 and 2006, respectively, and our stockholders’ equity as at December 31, 2007 and 2006 would have been higher/lower by Php1,194 million and Php284 million, respectively, mainly as a result of foreign exchange gains, losses on translation of U.S. dollar-denominated net assets/liabilities and marked-to-market valuation of derivative transactions.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk for the years ended December 31, 2007 and 2006. Financial instruments that are not subject to interest rate risk were not included in the table.

Year Ended December 31, 2007

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	–	136	–	250	300	686	28,403	387	28,016	770	31,900
Interest rate	–	10.500%	–	11.375%	8.350%	–	–	–	–	–	–
US$ Fixed Loans	55	46	23	9	280	413	17,123	4,016	13,107	342	14,078
Interest rate	4.49% to 8.9%	4.49% to 6.0%	4.515% to 4.7%	4.700%	2.250%	–	–	–	–	–	–
Philippine Peso	–	–	–	93	38	131	5,420	33	5,387	125	5,168
Interest rate	7.090%	6.500%	6.500%	5.625% to 6.50%	6.125% to 6.50%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	98	92	58	28	–	276	11,445	28	11,417	276	11,445
Interest rate	0.05% to 2.75% over US$ LIBOR	0.05% to 2.75% over US$ LIBOR	0.05% to 2.5% over US$ LIBOR	0.75% to 0.815% over US$ LIBOR	–	–	–	–	–	–	–
Philippine Peso	14	14	13	13	–	54	2,228	8	2,220	54	2,227
Interest rate	MART1 + 0.75% to 5.70%	MART1 + 0.75% to 5.70%	MART1 + 0.75% to 5.70%	MART1 + 0.75%	–	–	–	–	–	–	–
						1,560	64,619	4,472	60,147	1,567	64,819

Interest rate swap (fixed to floating)
U.S. Dollar (US$31 million)	–	–	–	–	–	3.5	144	–	144	3.5	144
Japanese Yen (JPY3,759 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Year Ended December 31, 2006

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	130	–	167	–	550	847	41,510	539	40,971	965	47,228
Interest rate	7.85% to 10.625%	–	10.50%	–	8.35% to 11.375%	–	–	–	–	–	–
US$ Fixed Loans	69	55	46	33	280	483	23,683	5,326	18,357	376	18,438
Interest rate	1.75% to 10%	4.49% to 10%	4.49% to 10%	4.515% to 4.70%	2.25%	–	–	–	–	–	–
Philippine Peso	–	–	–	17	–	17	810	2	808	21	1,035
Interest rate	–	–	–	15%	–	–	–	–	–	–	–
Variable Rate
U.S. Dollar	128	92	81	53	–	354	17,392	74	17,318	355	17,392
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.5% over LIBOR	–	–	–	–	–	–	–
Philippine Peso	6	11	11	23	–	51	2,511	12	2,499	51	2,511
Interest rate	3% over 90-day PHIBOR, MART1 + 0.75%	MART1 + 0.75%	MART1 + 0.75%	MART1 + 0.75%	–	–	–	–	–	–	–
						1,752	85,906	5,953	79,953	1,768	86,604

Interest rate swap (fixed to floating)
U.S. Dollar (US$63 million)	–	–	–	–	–	9	423	–	423	9	423
Japanese Yen (JPY7,519 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument. Financial instruments that are not subject to interest rate risk were not included in the above tables.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2008 and 2007. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 190 basis points and 30 basis points higher/lower, respectively, as compared to levels at year-end 2007 and 100 basis points and 5 basis points higher/lower, respectively, as compared to levels at year-end 2006. At December 31, 2007, if U.S. dollar interest rates had been 190 basis points higher/lower as compared to market levels at year-end 2007 and 100 basis points higher/lower as compared to market levels at year-end 2006, with all other variables held constant, profit after tax for the year 2007 and 2006 would have been lower/higher by Php1,527 million and Php44 million, respectively, mainly as a result of higher/lower interest expense on floating rate borrowings and losses and gains on derivatives transactions. Stockholders’ equity would have been lower/higher by Php1,459 million and Php44 million, as at December 31, 2007 and 2006, respectively, mainly as a result of a decrease/increase in the fair value of cash flow hedges. At December 31, 2007 and 2006, if Philippine peso interest rates had been higher/lower by 30 basis points and 5 basis points, respectively, as compared to market levels at year-end 2007 and 2006, with all other variables held constant, profit before tax would have been lower/higher by Php1,132 million and Php853 million for 2007 and 2006, respectively, mainly as a result of higher/lower interest expense on floating rate borrowings and losses and gains on derivatives transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contractual obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and periodically reviewed based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and take corrective actions.

The table below shows the maximum exposure to credit risk for the components of the consolidated balance sheet, including derivative instruments.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2007	2006	2007	2006
	(in millions)
Loans and receivables:
Advances and refundable deposits	Php734	Php647	Php734	Php647
Cash and cash equivalents	17,447	16,870	17,406	16,833
Short-term investments	11,366	5,520	11,366	5,520
Investment in debt securities	1,115	–	1,115	–
Foreign administrations	4,324	3,836	4,324	3,836
Retail subscribers	3,861	2,027	3,861	2,027
Corporate subscribers	2,040	1,742	2,040	1,742
Domestic carriers	1,503	1,461	1,503	1,461
Dealers, agents and others	917	1,092	917	1,092
Held-to-maturity investments:
Investment in debt securities	273	–	273	–
Investments-available-for-sale	143	116	143	116
Held-for-trading:
Short-term investments	2,049	2,807	2,049	2,807
Forward foreign exchange contracts	193	3	193	3
Long-term foreign currency options	59	434	59	434
Bifurcated embedded derivatives	34	44	34	44
Derivatives used for hedging:
Forward foreign exchange contracts	670	–	670	–
Total	Php46,728	Php36,599	Php46,687	Php36,562

__________

(1) Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2) Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties:

		Neither past due nor impaired		Past due but not impaired
	Total	Class A(1)	Class B(2)		Impaired
	(in million pesos)
December 31, 2007
Loans and receivables:
Advances and refundable deposits	Php734	Php734	Php–	Php–	Php–
Cash and cash equivalents	17,447	15,150	2,297	–	–
Short-term investments	11,366	10,637	729	–	–
Investment in debt securities	1,115	1,115	–	–	–
Retail subscribers	8,179	1,389	637	1,823	4,330
Corporate subscribers	7,915	641	187	1,166	5,921
Foreign administrations	5,371	1,828	861	1,635	1,047
Dealers, agents and others	2,151	983	315	196	657
Domestic carriers	1,884	119	11	1,373	381
Held-to-maturity investments:
Investment in debt securities	273	273	–	–	–
Investments-available-for-sale	143	113	30	–	–
Held-for-trading:
Short-term investments	2,049	2,049	–	–	–
Forward foreign exchange contracts	193	190	3	–	–
Long-term foreign currency options	59	59	–	–	–
Bifurcated embedded derivatives	34	34	–	–	–
Derivatives used for hedging(3):
Forward foreign exchange contracts	670	670	–	–	–
Total	59,583	35,984	5,070	6,193	12,336

December 31, 2006
Loans and receivables:
Advances and refundable deposits	647	647	–	–	–
Cash and cash equivalents	16,870	15,756	1,114	–	–
Short-term investments	5,520	5,218	302	–	–
Corporate subscribers	8,160	1,267	206	211	6,476
Retail subscribers	7,874	681	220	1,132	5,841
Foreign administrations	6,342	1,609	816	1,411	2,506
Dealers, agents and others	2,587	1,222	7	89	1,269
Domestic carriers	1,965	372	30	1,060	503
Investments-available-for-sale	116	90	26	–	–
Held-for-trading:
Short-term investments	2,807	2,807	–	–	–
Long-term foreign currency options	434	434	–	–	–
Bifurcated embedded derivatives	44	44	–	–	–
Forward foreign exchange contracts	3	3	–	–	–
Total	Php53,369	Php30,150	Php2,721	Php3,903	Php16,595

(1) This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review;

(2) This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A; and

(3) Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			1-60 days	61-90 days	Over 91 days	Impaired
	(in millions)
December 31, 2007
Loans and receivables:
Advances and refundable deposits	Php734	Php734	Php–	Php–	Php–	Php–
Cash and cash equivalents	17,447	17,447	–	–	–	–
Short-term investments	11,366	11,366	–	–	–	–
Investment in debt securities	1,115	1,115	–	–	–	–
Retail subscribers	8,179	2,026	1,513	231	79	4,330
Corporate subscribers	7,915	828	715	133	318	5,921
Foreign administrations	5,371	2,689	902	316	417	1,047
Dealers, agents and others	2,151	1,298	30	4	162	657
Domestic carriers	1,884	130	88	103	1,182	381
Held-to-maturity investments:
Investment in debt securities	273	273	–	–	–	–
Investments-available-for-sale	143	143	–	–	–	–
Held-for-trading:
Short-term investments	2,049	2,049	–	–	–	–
Forward foreign exchange contracts	193	193	–	–	–	–
Long-term foreign currency options	59	59	–	–	–	–
Bifurcated embedded derivatives	34	34	–	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	670	670	–	–	–	–
	59,583	41,054	3,248	787	2,158	12,336

December 31, 2006
Loans and receivables:
Advances and refundable deposits	647	647	–	–	–	–
Cash and cash equivalents	16,870	16,870	–	–	–	–
Short-term investments	5,520	5,520	–	–	–	–
Corporate subscribers	8,160	1,473	139	38	34	6,476
Retail subscribers	7,874	901	945	118	69	5,841
Foreign administrations	6,342	2,425	694	267	450	2,506
Dealers, agents and others	2,587	1,229	25	10	54	1,269
Domestic carriers	1,965	402	96	77	887	503
Investments-available-for-sale	116	116	–	–	–	–
Held-for-trading:
Short-term investments	2,807	2,807	–	–	–	–
Long-term foreign currency options	434	434	–	–	–	–
Bifurcated embedded derivatives	44	44	–	–	–	–
Forward foreign exchange contracts	3	3	–	–	–	–
	Php53,369	Php32,871	Php1,899	Php510	Php1,494	Php16,595

Impairment assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowance.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information; historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it will identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management

We aim to achieve an optimal capital structure in pursuit of our business objectives, which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cashflow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of common dividends to shareholders. Since then, our strong cashflows have enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings to our shareholders. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our aim to maximize returns to our shareholders, we obtained approval from our board of directors on January 29, 2008 for a buyback program of up to two million PLDT common shares. See Note 17 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with Philippine Financial Reporting Standards, such as net debt to equity ratio. Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net debt to equity ratio below 100%.

	2007	2006
	(in millions)

Long-term debt, including current portion	Php60,147	Php79,953
Notes payable	493	201
Total debt	60,640	80,154
Cash and cash equivalents	(17,447)	(16,870)
Short-term investments	(13,415)	(8,327)
Net debt	29,778	54,957

Equity attributable to equity holders of PLDT	111,113	102,521
Net debt to equity ratio	27%	54%

For further discussions of these risks, see Note 24 – Contractual Obligations and Commercial Commitments to the accompanying audited consolidated financial statements in Item 18.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2007. Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2007.

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as at December 31, 2007 is effective.

SyCip Gorres Velayo & Co. (a member firm of Ernst & Young Global), the independent registered public accounting firm has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2007. This attestation report is set forth in Item 18 “Financial Statements”.

Changes in Internal Control Over Financial Reporting. During 2007, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that currently none of the members of the Audit Committee is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. However, our board of directors believes that the audit committee members along with its advisors, possess sufficient financial knowledge and experience. Our board of directors has appointed one of our non-independent directors, Ms. Corazon de la Paz-Bernardo, as Audit Committee advisor to render advice on complex financial reporting or accounting issues that may be raised in our Audit Committee’s evaluation of our financial statements and other related matters. Formerly the Chairman and a Senior Partner of Joaquin Cunanan & Company (a member firm of PricewaterhouseCoopers Worldwide), Ms. Corazon de la Paz-Bernardo is a certified public accountant and possesses in-depth knowledge of accounting principles (including IFRS), internal controls and procedures for financial reporting and audit committee functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

Item 16B. Code of Business Conduct and Ethics

On March 30, 2004, our board of directors approved and adopted our Code of Business Conduct and Ethics, or Code of Ethics, which was revised and amended in 2006, that sets out our business principles and standards of behavior and business relationships.

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

Corporate Governance

Our Code of Ethics was adopted to strengthen the implementation of our Corporate Governance Manual, or Governance Manual, subsequently reviewed and amended in January 30, 2007, which was adopted and approved by our board of directors in September 2002, and was revised and amended on January 30, 2007. Our Governance Manual seeks to institutionalize the principles of good governance that our board of directors and management believe to be a necessary component of sound business management.

Our Governance Manual conforms with the requirements of the Code of Corporate Governance, or Philippine SEC Governance Code, that was promulgated by the Philippine Securities and Exchange Commission, or Philippine SEC, under the Philippine SEC Memorandum Circular No. 2, Series of 2002, on April 5, 2002 to promote good corporate governance.

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

In addition, we adopted a more extensive Conflict of Interest Policy (“COI Policy”) in 2005. On January 31, 2006, the Board approved a Policy on Gifts, Entertainment and Sponsored Travel and the Supplier/Contractor Relations Policy. Finally, on May 9, 2006, the Board approved the Expanded Whistleblowing Policy, or EWB, or the Administrative Order on the Handling of Employee Disclosures and Complaints regarding violations of the corporate governance rules, questionable accounting or auditing matters, and offenses covered by our table of penalties. In addition, on the same date, the Board adopted an Administrative Order creating the structures and rules on officer discipline. As part of the embedding of corporate governance standards in the performance evaluation of our personnel, the Policy on Employee Qualification for Incentives and Rewards was amended in 2007 to include corporate governance policy violations as a disqualification factor. All these policies and rules (collectively, the Corporate Governance Rules, or CG Rules) comply with the requirements of the Philippine and U.S. Securities and Exchange Commissions and New York Stock Exchange rules, as may be applicable. From 2005 to 2007, our subsidiaries have also adopted corporate governance rules and policies substantially similar in substance and form to our CG Rules, as well as appointed their respective corporate governance officers.

Further, we have communicated to our business partners, including suppliers, our commitment to, as well as expectations on, good corporate governance. To ensure that relations between our company and business partners are imbued with our standards on good corporate governance, we have held supplier/contractor’s briefings and have developed written corporate governance guidelines for suppliers and contractors, to which our suppliers and contractors are expected to consent in writing, thereby including, their understanding and acceptance of these standards as indispensable in doing business with us.

Our corporate governance education and communication activities focused on results of a culture risk assessment done in the period from December 2006 to January 2007. In addressing identified risks, the two main objectives were strengthening ethical decision-making skills among our officers, executives and team leaders, as well as strengthening ethics and customer service orientation among identified key responsible business units in the PLDT Group. Pursuant thereto, we have conducted various activities, such as:

•                     training sessions and workshops based on concepts and modules developed by the Corporate Governance Office and facilitated by various professionals, both local and international, known in the field of corporate governance and ethics;

•                     development and operation of an e-learning session on Conflict of Interest, which involved the development and publication of a 5-minute audio-video material discussing the Conflict of Interest Policy in simple terms and with examples. All supervisors and rank and file employees of PLDT are required to undergo the session, which was launched in September 2007; and

•                     development and distribution of the Corporate Governance Handbook, and other literature, including monthly and weekly e-mail newsletters and summaries.

Our corporate governance framework involves three development phases: compliance, competency, and character/culture. Following our corporate governance framework of engineering, education and enforcement, our corporate governance was elevated from the compliance level to the competency level. In succeeding years, we aim to achieve strong ethical corporate character or culture, thereby completing the three C’s of our corporate governance.

Aside from the continuation and improvement of our various programs geared towards ethical culture-building and enabling ethical decision-making, our plans include commissioned research to come up with an Ethical Compliance Framework for Philippine Business to align local culture with a global compliance culture, and participation in a Companies Circle project to undertake an inventory of Philippine SEC and PSE corporate governance regulations for the guidance of all Philippine corporations.

We have also summarized on our website the differences between our corporate governance practices and those required of U.S. listed companies under NYSE Section 303A.11.

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

Board and Board Committees

We have maintained our board’s independence from management through the separation of the posts of the board chairman and president and chief executive officer. Each position has distinct and separate duties and responsibilities as contained in our By-Laws and Governance Manual. In addition, we have four independent directors, namely, Rev. Fr. Bienvenido F. Nebres, S.J. and Messrs. Oscar S. Reyes, Pedro E. Roxas, and Alfred V. Ty.

To assist our board in fulfilling its duties and functions, we have four board committees, namely the governance and nomination, audit, executive compensation and technology strategy committees. Each committee has a board-approved written charter that provides for such committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the board. See Item 6. “Directors, Senior Management and Employees –– Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees” for further details.

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

The public may obtain information on our Code of Ethics, Governance Manual and Charters of our Board Committees through our website. We undertake to provide a copy, without charge, to any person requesting for such copy from our chief governance officer, Atty. Ma. Lourdes C. Rausa-Chan, who can be reached at e-mail address lrchan@pldt.com.ph or telephone number +632-816-8556. We also maintain a website at www.pldt.com.ph on which reports filed by us and other information may be accessed.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by our independent auditor for the fiscal years ended December 31, 2007 and 2006:

	2007	2006
	(in millions)

Audit Fees	Php41	Php47
All Other Fees	25	29
Total	Php66	Php76

Audit Fees. This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for those fiscal years.

All Other Fees. This category consists primarily of fees with respect to our Sarbanes-Oxley Act 404 assessment, certain projects and out-of-pocket and incidental expenses.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser

There were no share purchases by or on behalf of PLDT or any affiliated purchaser of shares of PLDT during the fiscal year ended December 31, 2007.

On January 29, 2008, our board of directors approved a share buyback program of up to two million shares of PLDT’s common stock, representing approximately 1.1% of PLDT’s total outstanding shares of common stock. As at March 25, 2008, we acquired a total of 98,000 shares of common stock based on the buyback program. The subsequent acquisition of shares of PLDT’s common stock pursuant to the buyback program has no effect on our basic and diluted earnings per share for the years ended December 31, 2007 and 2006.

PART III

Item 17. Consolidated Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Consolidated Financial Statements

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

Date: April 9, 2008

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

The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and NTT DoCoMo (incorporated by reference to Schedule 13D/A (Amendment No.2) as filed with the United States Securities and Exchange Commission by Nippon Telegraph and Telephone Corporation and NTT Communications Corporation on January 31, 2006)

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

EXHIBIT 6

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Computation of Earnings Per Share

For the years 2007 and 2006

Amounts in conformity with IFRS

	2007(1)	2007	2006
	(in millions, except earnings per common share)
Earnings per share
Basic
Net income (loss) after cumulative effect of change in accounting policy	US$949	Php39,289	Php32,385
Deduct: Dividends on preferred stock	(11)	(457)	(455)
Accretion to redemption value of preferred stock subject to mandatory conversion	–	–	–
Net income (loss) attributable to common shareholders	US$938	Php38,832	Php31,930
Diluted
Net income (loss) after cumulative effect of change in accounting policy	US$949	Php39,289	Php32,385
Deduct: Dividends on preferred stock	(11)	(440)	(455)
Accretion to redemption value of preferred stock subject to mandatory conversion	3	131	–
Foreign exchange gain on preferred stock subject to mandatory conversion	(4)	(182)	–
Net income (loss) applicable to common shareholders	US$937	Php38,798	Php31,930
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning		188,435	180,789
Effect of issuance of common shares during the year		221	3,667
		188,656	184,456
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning		188,435	180,789
Effect of issuance of common shares during the year		221	3,667
Weighted average number of shares under ESOP during the year(2)		38	98
Common share equivalent of preferred shares deemed dilutive:		680	–
		189,374	184,554
Earnings per share
Basic	4.97	205.84	173.10
Diluted	4.95	204.88	173.01

____________

(1)    PLDT Group maintains its accounts in Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2007 has been translated into U.S. dollars at the exchange rate of Php41.411 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2007.

(2) The dilutive effect of the outstanding options is reflected as additional share dilution in the computation of earnings per common share, see Note 7 – Earnings per Common Share to the accompanying audited consolidated financial statements in Item 18 for further discussion.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Computation of Operating Income and Earnings Per Share

For the years 2003 through 2005

Amounts in conformity with U.S. GAAP

	2005	2004	2003
	(in millions, except net operating income (loss) per common share)
1. Operating income per share
Basic
Operating income	Php48,514	Php48,539	Php33,379
Deduct: Dividends on preferred stock	1,677	1,764	1,739
Accretion of redemption value of preferred stock subject to mandatory conversion	1,443	1,503	1,309
Operating income applicable to common shareholders	Php45,394	Php45,272	Php30,331
Diluted
Operating income	Php48,514	Php48,539	Php33,379
Deduct: Dividends on preferred stock	70	49	49
Accretion of redemption value of preferred stock subject to mandatory conversion	1,746	–	1,309
Operating income applicable to common shareholders	Php46,698	Php48,490	Php32,021
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	170,214	169,476	169,361
Effect of issuance of common shares during the year	1,855	252	52
	172,069	169,728	169,413
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	170,214	169,476	169,361
Effect of issuance of common shares during the year	1,855	252	52
Weighted average number of shares under ESOP during the year(3)	94	155	–
Common share equivalent of preferred shares deemed dilutive	10,858	22,381	24,222
	183,021	192,264	193,635

Operating income per share
Basic	Php263.81	Php266.73	Php179.04
Diluted	255.15	252.20	165.37

2. Earnings per share(1)
Basic
Net income (loss) after cumulative effect of change in accounting policy	Php40,603	Php28,101	Php11,045
Deduct: Dividends on preferred stock	1,677	1,764	1,739
Accretion to redemption value of preferred stock subject to mandatory conversion	1,443	1,503	1,309
Net income (loss) attributable to common shareholders	Php37,483	Php24,834	Php7,997
Diluted
Net income (loss) after cumulative effect of change in accounting policy	Php40,603	Php28,101	Php11,045
Deduct: Dividends on preferred stock	70	285	1,485
Accretion to redemption value of preferred stock subject to mandatory conversion	1,746	1,503	1,309
Net income (loss) applicable to common shareholders	Php38,787	Php26,313	Php8,251
Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	170,214	169,476	169,361
Effect of issuance of common shares during the year	1,855	252	52
	172,069	169,728	169,413
Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning	170,214	169,476	169,361
Effect of issuance of common shares during the year	1,855	252	52
Weighted average number of shares under ESOP during the year(2)	94	155	–
Common share equivalent of preferred shares deemed dilutive:	10,858	11,213	11,069
	183,021	181,096	180,482
Earnings per share(1)
Basic	Php217.84	Php146.32	Php47.20
Diluted	211.93	145.30	45.72

(1) Our convertible preferred stocks were deemed anti-dilutive for the year ended December 31, 2003. Since the amount of preferred dividends over the equivalent number of common stocks was greater than the basic earnings per share, the amounts reported for the year ended December 31, 2002 basic and diluted earnings per common share were the same.

(2) The dilutive effect of the outstanding options is reflected as additional share dilution in the computation of earnings per common share, see Note 7 – Earnings per Common Share to the accompanying audited consolidated financial statements in Item 18 for further discussion.

EXHIBIT 7

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Calculation of Ratio of Earnings to Fixed Charges

For the years 2007 and 2006

Amounts in conformity with IFRS:

	2007(1)	2007	2006
	(in millions, except ratio of earnings (loss) to fixed charges)

Earnings:	US$1,403	Php58,081	Php38,249
Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees subsidiaries
Add (Deduct):
Fixed Charges (see b below)	194	8,051	10,874
Amortization of capitalized interest	38	1,559	1,490
Capitalized interest	(13)	(542)	(549)
Total Earnings(a)	US$1,622	Php67,149	Php50,064
Fixed Charges(b)
Interest on loans and related items	US$138	Php5,714	Php7,359
Capitalized interest	13	542	549
Amortization of debt issuance costs	21	874	2,214
Estimated financing component of rent expense(3)	22	921	752
Total Fixed Charges	US$194	Php8,051	Php10,874
Ratio (a/b) (2)	8.3	8.3	4.6

For the years 2003 through 2005

Amounts in conformity with U.S. GAAP

	2005	2004	2003
	(in millions, except ratio of earnings (loss) to fixed charges)

Earnings:	Php45,770	Php34,840	Php9,820
Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees subsidiaries
Add (Deduct):
Fixed Charges (see b below)	11,273	13,479	13,644
Amortization of capitalized interest	1,443	1,510	1,601
Capitalized interest	(504)	(595)	(887)
Total Earnings(a)	Php57,982	Php49,234	Php24,178
Fixed Charges(b)
Interest on loans and related items	Php9,615	Php11,115	Php11,434
Capitalized interest	504	595	887
Amortization of debt issuance costs	459	1,049	601
Estimated financing component of rent expense(3)	695	720	722
Total Fixed Charges	Php11,273	Php13,479	Php13,644
Ratio (a/b) (2)	5.1	3.7	1.8

_____________

(1)    PLDT Group maintains its accounts in Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2007 has been translated into U.S. dollars at the exchange rate of Php41.411 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2007.

(2)    For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest, (2) preference security dividend requirements of consolidated subsidiaries, and (3) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges

“Fixed charges” consist of interest expensed and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

(3)    Rent expense substantially represents payments for the satellite circuits leased by PLDT. Historically, PLDT has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.

EXHIBIT 8

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Subsidiaries as at December 31, 2007

	Place of Incorporation		Percentage of Ownership
Name of Subsidiary		Principal Activity	Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	–
Smart Braodband Inc., or SBI	Philippines	Internet broadband distribution	–	100.0
Smartconnect Holdings Pte. Ltd., or SCH	Singapore	International trade of satellites and global system mobile, or GSM, telecommunications	–	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Customer interaction services	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0
Smartconnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and GSM telecommunications	–	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0
Wireless Card, Inc., or WCI	Philippines	Promotion of sale and/or patronage of debit and/or charge cards	–	100.0
Smart Hub, Incorporated, or SHI	Philippines	Development and sale of software, maintenance and support services	–	100.0
Pilipino Telephone Corporation, or Piltel	Philippines	Cellular and fixed line services	–	92.1
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	–
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global	British Virgin Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, cusomter interaction service and IT-related services	100.0	–
SPi Technologies, Inc., or SPi, and subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	–	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Customer interaction services	–	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Customer interaction services	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Customer interaction services	–	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet access services	–	99.6
netGames, Inc., or netGames	Philippines	Publisher of online games	–	80.0
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	–	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0
Airborne Access Corporation, or Airborne Access	Philippines	Wireless internet services	–	51.0

Exhibit 12.1

CERTIFICATION

I, Napoleon L. Nazareno, certify that:

1.        I have reviewed this annual report on Form 20-F of Philippine Long Distance Telephone Company (the “Company”);

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

Date: April 9, 2008

/s/ Napoleon L. Nazareno
Napoleon L. Nazareno President and Chief Executive Officer (Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Anabelle L. Chua, certify that:

1.        I have reviewed this annual report on Form 20-F of Philippine Long Distance Telephone Company (the “Company”);

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

Date: April 9, 2008

/s/ Anabelle L. Chua
Anabelle L. Chua Senior Vice President and Treasurer (Principal Financial Officer)

Exhibit 13.1

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, I, Napoleon L. Nazareno, President and Chief Executive Officer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2007 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.

Date: April 9, 2008

/s/ Napoleon L. Nazareno
Napoleon L. Nazareno President and Chief Executive Officer
(Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 13.2

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, I, Anabelle L. Chua, Senior Vice President and Treasurer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2007 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.

Date: April 9, 2008

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

Philippine Long Distance Telephone Company

We have audited Philippine Long Distance Telephone Company and subsidiaries’ (the “PLDT Group”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The PLDT Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the PLDT Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the PLDT Group as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and our report dated April 3, 2008 expressed an unqualified opinion thereon.

/s/SyCip Gorres Velayo & Co.

Makati City, Philippines

April 3, 2008

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors

Philippine Long Distance Telephone Company

We have audited the accompanying consolidated balance sheets of Philippine Long Distance Telephone Company and subsidiaries (the “PLDT Group”) as of December 31, 2007 and 2006, and the related consolidated statements of income, statements of equity, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the PLDT Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the PLDT Group at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the PLDT Group’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2008 expressed an unqualified opinion thereon.

/s/SyCip Gorres Velayo & Co.

Makati City, Philippines

April 3, 2008

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

AND

INDEPENDENT AUDITORS’ REPORT

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

(in million pesos, except par value, per share amounts and number of shares)

	2007	2006
ASSETS
Noncurrent Assets
Property, plant and equipment - net (Notes 2, 3, 5, 8, 18 and 26)	159,414	164,190
Investments in associates and joint ventures (Notes 2, 9, 18 and 26)	1,351	636
Investments-available-for-sale (Notes 2 and 26)	143	116
Investment in debt securities (Notes 2 and 26)	273	–
Investment properties (Notes 2, 3, 10 and 26)	577	587
Goodwill and intangible assets - net (Notes 2, 3, 5, 11 and 26)	11,721	12,214
Deferred income tax assets (Notes 2, 3, 4, 6 and 26)	13,757	20,538
Derivative financial assets (Notes 2 and 26)	59	434
Prepayments - net of current portion (Notes 16 and 26)	2,281	1,368
Advances and refundable deposits - net of current portion (Notes 2 and 26)	1,030	1,066
Total Noncurrent Assets	190,606	201,149
Current Assets
Cash and cash equivalents (Notes 2, 12 and 26)	17,447	16,870
Short-term investments (Notes 2 and 26)	13,415	8,327
Investment in debt securities (Notes 2, 13 and 26)	1,115	–
Trade and other receivables - net (Notes 2, 3, 14, 22 and 26)	12,645	10,158
Inventories and supplies (Notes 2, 15 and 26)	1,167	1,230
Derivative financial assets (Notes 2 and 26)	897	47
Current portion of prepayments (Notes 16 and 26)	2,368	3,967
Current portion of advances and refundable deposits (Notes 2 and 26)	498	156
Total Current Assets	49,552	40,755
TOTAL ASSETS	240,158	241,904

EQUITY AND LIABILITIES
Equity Attributable to Equity Holders of PLDT (Notes 2, 7 and 17)
Preferred stock, Php10 par value, authorized - 822,500,000 shares; issued and outstanding - 441,650,297 shares as at December 31, 2007 and 442,375,057 shares as at December 31, 2006	4,417	4,424
Common stock, Php5 par value, authorized - 234,000,000 shares; issued and outstanding - 188,740,519 shares as at December 31, 2007 and 188,434,695 shares as at December 31, 2006	943	942
Stock options issued (Note 23)	9	40
Equity portion of convertible preferred stock (Note 18)	6	9
Capital in excess of par value	67,057	66,574
Retained earnings (Note 7)	39,894	29,361
Cumulative translation adjustments	(1,383)	(37)
Total Equity Attributable to Equity Holders of PLDT	110,943	101,313
Minority interest	1,402	1,540
Total Equity	112,345	102,853

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2007 and 2006

(in million pesos, except par value, per share amounts and number of shares)

	2007	2006
Noncurrent Liabilities
Interest-bearing financial liabilities - net of current portion (Notes 2, 8, 18, 24 and 26)	53,387	65,244
Deferred income tax liabilities (Notes 2, 3, 4, 6 and 26)	2,066	402
Derivative financial liabilities (Notes 2, 24 and 26)	7,741	6,872
Pension and other employee benefits (Notes 2, 3, 23 and 26)	4,540	2,982
Customers’ deposits (Notes 24 and 26)	2,201	2,204
Deferred credits and other noncurrent liabilities (Notes 2, 3, 8, 11, 14, 19 and 26)	9,632	8,503
Total Noncurrent Liabilities	79,567	86,207
Current Liabilities
Accounts payable (Notes 2, 20, 22, 25 and 26)	12,253	8,634
Accrued expenses and other current liabilities (Notes 2, 3, 11, 18, 21, 22, 23, 24, 25 and 26)	21,929	23,135
Derivative financial liabilities (Notes 2, 24 and 26)	242	108
Provisions for assessments (Notes 2, 22, 24, 25 and 26)	1,112	446
Current portion of interest-bearing financial liabilities (Notes 2, 8, 18, 24 and 26)	8,764	17,309
Dividends payable (Notes 2, 7, 18, 24 and 26)	1,071	774
Income tax payable (Notes 2, 6 and 26)	2,875	2,438
Total Current Liabilities	48,246	52,844
TOTAL EQUITY AND LIABILITIES	240,158	241,904

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2007 and 2006

(in million pesos, except earnings per common share amounts)

	2007	2006
REVENUES
Service revenues (Notes 2, 3 and 4)	135,476	124,987
Foreign exchange gains – net	7,990	4,823
Non-service revenues (Notes 2, 3, 4 and 5)	3,226	2,520
Interest income	1,503	1,654
Other income (Notes 2, 3 and 4)	3,667	5,740
	151,862	139,724
EXPENSES
Depreciation and amortization (Notes 3, 4 and 8)	28,613	31,869
Compensation and employee benefits (Notes 3, 5 and 23)	20,470	18,359
Repairs and maintenance (Note 22)	7,310	6,886
Financing costs – net (Notes 2, 5, 8, 18 and 26)	7,088	10,854
Selling and promotions	5,824	5,010
Professional and other contracted services (Notes 5 and 22)	4,719	3,098
Cost of sales (Notes 5, 22 and 24)	4,844	5,522
Losses on derivative financial instruments – net	2,849	8,304
Rent (Note 24)	2,762	2,257
Taxes and licenses (Note 25)	2,319	1,747
Communication, training and travel	1,850	1,481
Asset impairment (Notes 3, 5, 8, 9 and 11)	1,317	2,766
Insurance and security services (Note 22)	1,197	1,255
Provisions (Notes 3, 4, 14, 15, 22, 24 and 25)	666	38
Amortization of intangible assets (Notes 3 and 11)	390	450
Equity share in net losses of associates	11	52
Other expenses (Note 22)	1,552	1,527
	93,781	101,475
INCOME BEFORE INCOME TAX	58,081	38,249
PROVISION FOR INCOME TAX (Notes 2, 3, 4 and 6)	18,807	5,668
NET INCOME FOR THE YEAR	39,274	32,581
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 7)	39,289	32,385
Minority interest	(15)	196
	39,274	32,581
Earnings Per Common Share (Note 7)
Basic	205.84	173.10
Diluted	204.88	173.01

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2007 and 2006

(in million pesos)

	Preferred Stock	Common Stock	Stock Options Issued	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Cumulative Translation Adjustments	Equity Attributable to Equity Holders of PLDT	Minority Interest	Total Equity
	(in million pesos)
Balances at January 1, 2006
Equity under U.S. GAAP	4,433	904	–	–	78,873	(5,288)	673	79,595	–	79,595
Reconciliation adjustments from U.S. GAAP to IFRS (Note 2)	–	–	67	49	(24,955)	17,179	(169)	(7,829)	1,162	(6,667)
Equity under IFRS (Note 2)	4,433	904	67	49	53,918	11,891	504	71,766	1,162	72,928
Changes in equity:
Net income under U.S. GAAP	–	–	–	–	–	33,597	–	33,597	–	33,597
Reconciliation adjustments from USGAAP to IFRS (Note 2)	–	–	–	–	–	(1,212)	–	(1,212)	196	(1,016)
Net income under IFRS (Note 2)	–	–	–	–	–	32,385	–	32,385	196	32,581
Currency translation differences	–	–	–	–	–	–	(546)	(546)	(45)	(591)
Net gains on available-for-sale financial investments	–	–	–	–	–	–	5	5	–	5
Total income and expense for the year recognized directly in equity	–	–	–	–	–	–	(541)	(541)	(45)	(586)
Total income and expense for the year	–	–	–	–	–	32,385	(541)	31,844	151	31,995
Cash dividends (Note 7)	–	–	–	–	–	(14,915)	–	(14,915)	–	(14,915)
Issuance of capital stock - net of conversion (Note 17)	(9)	38	–	(40)	12,567	–	–	12,556	–	12,556
Exercised option shares	–	–	(27)	–	89	–	–	62	–	62
Minority interest	–	–	–	–	–	–	–	–	227	227
Balances at December 31, 2006	4,424	942	40	9	66,574	29,361	(37)	101,313	1,540	102,853

Balances at January 1, 2007
Equity under U.S. GAAP	4,424	942	–	–	91,479	12,498	(3,170)	106,173	–	106,173
Reconciliation adjustments from U.S. GAAP to IFRS (Note 2)	–	–	40	9	(24,905)	16,863	3,133	(4,860)	1,540	(3,320)
Equity under IFRS (Note 2)	4,424	942	40	9	66,574	29,361	(37)	101,313	1,540	102,853
Changes in equity:
Net income under IFRS	–	–	–	–	–	39,289	–	39,289	(15)	39,274
Deferred income tax effects on cash flow hedges	–	–	–	–	–	–	(256)	(256)	–	(256)
Currency translation differences	–	–	–	–	–	–	(1,782)	(1,782)	(67)	(1,849)
Net gains on available-for-sale financial investments	–	–	–	–	–	–	30	30	–	30
Net gains on cash flow hedges	–	–	–	–	–	–	662	662	–	662
Total income and expense for the year recognized directly in equity	–	–	–	–	–	–	(1,346)	(1,346)	(67)	(1,413)
Total income and expense for the year	–	–	–	–	–	39,289	(1,346)	37,943	(82)	37,861
Cash dividends (Note 7)	–	–	–	–	–	(28,756)	–	(28,756)	(12)	(28,768)
Issuance of capital stock - net of conversion (Note 17)	(7)	1	–	(3)	379	–	–	370	–	370
Exercised option shares	–	–	(31)	–	104	–	–	73		73
Minority interest	–	–	–	–	–	–	–	–	(44)	(44)
Balances at December 31, 2007	4,417	943	9	6	67,057	39,894	(1,383)	110,943	1,402	112,345

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007 and 2006

(in million pesos)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	58,081	38,249
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 8)	28,613	31,869
Interest on loans and related items – net (Note 5)	5,714	7,359
Losses on derivative transactions – net (Notes 5 and 26)	2,849	8,304
Pension (Notes 3, 5 and 23)	1,773	1,003
Incentive plans (Notes 3, 5 and 23)	1,448	3,150
Asset impairment (Notes 3, 5, 14, 15 and 26)	1,317	2,766
Accretion on financial liabilities – net (Notes 5 and 26)	1,161	3,314
Amortization of intangible assets (Note 11)	390	450
Dividends on preferred stock subject to mandatory redemption (Note 5)	17	130
Equity share in net losses of associates (Note 4)	11	52
Loss (gain) on disposal of fixed assets (Note 8)	(527)	(158)
Interest income (Note 5)	(1,503)	(1,654)
Foreign exchange gains – net (Notes 5, 18 and 26)	(7,990)	(4,823)
Gain on reversal of provision for onerous contracts (Note 25)	–	(3,529)
Others	(1,242)	(895)
Operating income before changes in assets and liabilities	90,112	85,587
Decrease (increase) in:
Trade and other receivables	(3,266)	(1,187)
Inventories and supplies	(76)	343
Prepayments	1,862	(1,513)
Advances and refundable deposits	(307)	1,329
Increase (decrease) in:
Accounts payable	4,763	(9,254)
Accrued expenses and other current liabilities	4,223	1,590
Unearned revenues	(665)	969
Pension and other employee benefits	(6,649)	(435)
Customers’ deposits	12	6
Other noncurrent liabilities	(1,167)	43
Net cash generated from operations	88,842	77,478
Income taxes paid	(11,424)	(8,267)
Net cash provided by operating activities	77,418	69,211
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturity of short-term investments	15,935	658
Interest received	1,218	1,481
Proceeds from disposal of property, plant and equipment (Note 8)	953	694
Proceeds from disposal of investment properties	10	72
Proceeds from disposal of investments-held-for-sale	7	–
Payments for acquisition of intangibles (Note 11)	(213)	–
Payments for purchase of investment in debt securities	(264)	–
Increase in advances and refundable deposits	(424)	(1,054)
Interest paid – capitalized to property, plant and equipment (Notes 5 and 8)	(542)	(549)
Payments for purchase of investment in associates	(601)	(636)
Payments for purchase of investments – net of cash acquired (Note 11)	(1,687)	(10,254)
Additions to short-term investments	(21,429)	(6,166)
Additions to property, plant and equipment (Note 8)	(24,282)	(20,125)
Proceeds from collection of notes receivable	–	89
Net cash used in investing activities	(31,319)	(35,790)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2007 and 2006

(in million pesos)

	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (Note 18)	7,647	9,724
Payments of long-term debt (Note 18)	(18,065)	(29,238)
Payments of debt issuance costs	(54)	(34)
Proceeds from notes payable	502	211
Payments of notes payable	(193)	(128)
Payments of obligations under finance lease	(199)	(210)
Interest paid – net of capitalized portion	(5,891)	(7,528)
Settlements of derivative transactions	(2,066)	(3,727)
Cash dividends paid	(28,470)	(14,913)
Proceeds from issuance of capital stock	76	66
Redemption of shares of minority interest	(15)	–
Proceeds from capital expenditures under long-term financing	8,746	9,159
Payments of capital expenditures under long-term financing	(6,837)	(9,282)
Net cash used in financing activities	(44,819)	(45,900)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(703)	(710)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	577	(13,189)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	16,870	30,059
CASH AND CASH EQUIVALENTS AT END OF YEAR	17,447	16,870

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific Company Limited, or First Pacific, and its Philippine and other affiliates, collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 14% economic and voting interest in the issued and outstanding common stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or NTT DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned 20.86% of the outstanding shares of PLDT’s common stock as at February 29, 2008. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an additional interest of approximately 46% in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This additional investment in PTIC represents an attributable interest of approximately 6.4% of the then issued common shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s shares of common stock as at that date. First Pacific Group had beneficial ownership of approximately 26.17% in PLDT’s outstanding common stock as at February 29, 2008.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at December 31, 2007, there were a total of over 42 million ADSs outstanding.

Until early 2007, the ADSs were also listed on the NYSE Arca. However, PLDT voluntarily delisted its ADSs from the NYSE Arca, effective February 12, 2007, after determining that doing so is in the best interest of PLDT and its stockholders.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2007 and 2006 and for the two years ended December 31, 2007 were approved and authorized by the board of directors on March 25, 2008, as reviewed and recommended for approval by the Audit Committee.

2.      Summary of Significant Accounting Policies and Practices

Basis of Preparation

Our consolidated financial statements have been prepared under the historical cost convention except for the revaluation of derivative financial instruments, available-for-sale financial investments and investment properties that have been measured at fair values.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency and all values are rounded to the nearest million except when otherwise indicated.

Basis of Consolidated Financial Statements Preparation

Our consolidated financial statements include the financial statements of PLDT (the “Parent Company”) and those of the following subsidiaries (collectively, the “PLDT Group”).

			2007		2006
	Place of Incorporation		Percentage of Ownership
Name of Subsidiary		Principal Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	–	100.0	–
Smart Broadband, Inc., or SBI	Philippines	Internet broadband distribution	–	100.0	–	100.0
SmartConnect Holdings Pte. Ltd., or SCH	Singapore	Investment company	–	100.0	–	–
I-Contacts Corporation, or I-Contacts	Philippines	Customer Interaction Services	–	100.0	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0	–	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and GSM enabled global telecommunications	–	100.0	–	–
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	–	100.0	–	100.0
Smarthub, Incorporated, or SHI	Philippines	Development and sale of software, maintenance and support services	–	100.0	–	–
Pilipino Telephone Corporation, or Piltel	Philippines	Cellular and fixed line services	–	92.1	–	92.1
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0	–	–
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	–	94.4	–
AceS Philippines Cellular Satellite Corporation, or AceS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–	67.0	–
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Global Corporation, or PLDT Global	British Virgin Islands	Telecommunications services	100.0	–	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–	100.0	–
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	–	97.5	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–	75.0	–

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer interaction services and IT-related services	100.0	–	100.0	–
SPi Technologies, Inc., or SPi, and subsidiaries or SPi Group	Philippines	Knowledge processing solutions	–	100.0	–	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Customer interaction services	–	100.0	–	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Customer interaction services	–	100.0	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Customer interaction services	–	100.0	–	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet access services	–	99.6	–	99.6
Digital Paradise Thailand	Thailand	Internet access services	–	87.5	–	87.5
netGames, Inc., or netGames	Philippines	Publisher of online games	–	80.0	–	80.0
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	–	75.0	–	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0	–	60.0
Airborne Access Corporation, or Airborne Access	Philippines	Wireless Internet services	–	51.0	–	51.0

Subsidiaries are fully consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

Minority interest represents the portion of profit or loss and net assets not held by us and are presented separately in the consolidated statements of income and within equity in the consolidated balance sheets, separately from equity attributable to equity holders of PLDT. Acquisition of minority interests is accounted for using the parent entity extension method, whereby, the difference between the consideration and the net book value of the share of the net assets acquired is recognized in goodwill.

Minority interests represent the equity interests in Piltel, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, Digital Paradise Thailand, netGames, Infocom and Airborne Access not held by the PLDT Group.

When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and unamortized goodwill is recognized in the consolidated statement of income.

Statement of Compliance

Our consolidated financial statements are prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

References to IFRS standards include the application of International Accounting Standards, or IAS, interpretations of the International Financial Reporting Interpretations Committee, or IFRIC, and interpretations of the Standards Interpretation Committee, or SIC.

First-time Adoption and Transition to IFRS

These are our first consolidated financial statements prepared in accordance with IFRS.

Prior to our adoption of IFRS until December 31, 2006, we prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

On April 13, 2005, the U.S. Securities and Exchange Commission adopted amendments to Form 20-F for foreign private issuers related to the first-time adoption of IFRS. Under these amendments, PLDT is permitted to provide only one year of comparative IFRS balances in the consolidated financial statements for the year ended December 31, 2007. We have applied IFRS 1, “First-time Adoption of International Financial Reporting Standards”, in preparing these consolidated financial statements, with January 1, 2006 as our date of transition. An explanation of how the adoption of IFRS has affected our reported financial position, financial performance and cash flows is set forth below.

The first-time adoption and transition to IFRS resulted in certain changes to our previous accounting policies recorded under U.S. GAAP. The comparative figures for the 2006 consolidated financial statements were restated to reflect the changes in accounting policies.

IFRS 1 allows first-time adopters certain exemptions from the general requirements to apply IFRS effective December 31, 2007 retrospectively. In preparing our first IFRS financial statements we applied the following exemptions: (a) IFRS 3, “Business Combinations”, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2000; and (b) we have recognized all cumulative actuarial gains and losses on pensions and other post-retirement benefits as at January 1, 2006, directly in equity.

The following tables (“Reconciliation Tables”) set forth a reconciliation of (i) consolidated equity as at January 1, and December 31, 2006, (ii) consolidated net income for the year ended December 31, 2006 and (iii) consolidated statements of cash flows for the year ended December 31, 2006, in each case between IFRS and the previously reported U.S. GAAP financial statements.

Reconciliation of consolidated equity under U.S. GAAP and IFRS at January 1, 2006 and December 31, 2006:

	Note	January 1, 2006	December 31, 2006
		(in million pesos)
Consolidated equity under U.S. GAAP		79,595	106,173
Reconciling adjustments:
Troubled debt restructuring	A	13,026	7,969
Component depreciation	B	(2,329)	(4,799)
Qualified borrowing costs	C	4,276	3,118
Defined benefit pension	D	(27)	4,646
Investment properties	E	300	264
Smart acquisition	F	(14,794)	(14,794)
Provision for onerous contracts	G	(473)	3,636
Stock-based compensation – long-term incentive plan, or LTIP	H	(282)	–
Deferred income tax and others	I	(7,526)	(4,900)
Equity attributable to equity holders of PLDT		71,766	101,313
Minority interest		1,162	1,540
Consolidated equity under IFRS		72,928	102,853

Reconciliation between consolidated net income under U.S. GAAP and IFRS for the year ended December 31, 2006:

	Note	(in million pesos)
Consolidated net income under U.S. GAAP		33,597
Reconciling adjustments:
Troubled debt restructuring	A	(5,938)
Component depreciation	B	(2,470)
Qualified borrowing costs	C	(1,158)
Defined benefit pension	D	(45)
Investment properties	E	(36)
Provision for onerous contracts	G	4,109
Stock-based compensation – LTIP	H	282
Deferred income tax and others	I	4,044
Consolidated net income attributable to the equity holders of PLDT for the year under IFRS		32,385
Minority interest under IFRS		196
Consolidated net income for the year under IFRS		32,581

Reconciliation between consolidated statements of cash flows under U.S. GAAP and IFRS for the year ended December 31, 2006:

	Operating Activities	Investing Activities	Financing Activities
	(in million pesos)
Consolidated cash provided by (used in) under U.S. GAAP	61,201	(36,764)	(36,916)
Classification of interest paid	8,077	(549)	(7,528)
Classification of interest income received	(1,481)	1,481	–
Hedge cost settlement	1,423	–	(1,423)
Others	(9)	42	(33)
Consolidated cash provided by (used in) under IFRS	69,211	(35,790)	(45,900)

A. Troubled Debt Restructuring

Pursuant to a debt restructuring plan of Piltel adopted in June 2001, PLDT issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for Series K Class I Convertible Preferred Stock of Piltel. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof, and shares of Series VII Convertible Preferred Stock which are outstanding on the eighth anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT common stock on the date immediately following such anniversary date. Under a put option exercisable for 30 days following the mandatory conversion, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stock, will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share and JPY4,071.89 per share, respectively. As at December 31, 2006, all Series VII Convertible Preferred Stock had been voluntarily converted.

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate, of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million, and issued new debt of US$283.2 million, or Php13,892 million.

Under U.S. GAAP, Series V, VI and VII Convertible Preferred Stock were accounted for and recognized at fair value at the date of issuances – net of bifurcated option values. The debt instruments were recorded as a “Preferred Stock Subject to Mandatory Redemption” account and presented as mezzanine equity in the consolidated balance sheets. The foreign currency component and the call option embedded in the Series V, VI and VII Convertible Preferred Stock was bifurcated and accounted for separately in conformity with FAS 133, “Accounting for Derivative Instruments and Hedging Activities”. Moreover, the difference between the aggregate fair value of the issued Series V, VI and VII Convertible Preferred Stock (inclusive of option values) and the Piltel Series K Class I Convertible Preferred Stock was deferred and presented as part of “Remaining excess of debt forgiven over value of consideration given” account in the consolidated balance sheets in conformity with the accounting for troubled debt restructuring, such that no gain was recorded on the restructuring. Thereafter, interest incurred on the remaining restructured debt was recorded as an offset against remaining excess of debt forgiven over the value of consideration given.

Furthermore, under U.S. GAAP, the Piltel debt outstanding as at July 2, 2004 was reduced by the amount of debt cancelled in connection with the above transaction by Smart. The difference between the sum of future undiscounted cash flows for the newly issued debt of Smart and cash settlement and the Piltel cancelled debt was recognized as gain on debt restructuring in the 2004 consolidated statement of income. The difference between the future undiscounted cash flows of the newly issued debt and the fair value of new debt was deferred and presented as part of “Remaining excess of debt forgiven over value of consideration given” account in the consolidated balance sheets in conformity with the accounting for troubled debt restructuring. Thereafter, interest incurred on the new debt has been recorded as an offset against “Remaining excess of debt forgiven over value of consideration given”.

Under IFRS, we treated the Series V Convertible Preferred Stock as a compound instrument consisting of a liability and an equity component. The fair value of the Series V Convertible Preferred Stock was determined at issue date, of which the fair value of the liability component as at date of issuance was recorded as “Preferred Stock Subject to Mandatory Redemption” and was included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets. The residual amount was assigned as the equity component. Series VI and VII Convertible Preferred Stock, on the other hand, are not denominated in the functional currency of the PLDT Group and hence do not contain an equity component. These instruments were designated as debt instruments with embedded call options. The fair value of embedded call options as of issuance date was bifurcated and thereafter accounted for separately at fair value through profit or loss. The residual amount was assigned as a liability component and accreted to the redemption amount up to the call option date using the effective interest rate method. The difference between the amount designated as liability components of the Series V, VI and VII Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions are recognized as interest expense in the profit and loss and added to the “Preferred Stock Subject to Mandatory Redemption” account.

Furthermore, under IFRS, the Piltel debt outstanding as at July 2, 2004 and June 2001 (outstanding restructured debt and Series K Class I Convertible Preferred Stock of Piltel) was reduced by the amount of debt cancelled. The difference between the net carrying value of the cancelled Piltel debt and the fair market value of the consideration given to the existing debt holders, in the form of newly issued Smart debt and PLDT Convertible Preferred Stock, was recorded as a gain at the date of restructuring. All interest payments related to the restructured debt are charged interest expensed as incurred.

These adjustments reduced our consolidated net income by Php5,938 million for the year ended December 31, 2006, as well as our dividend and accretion of liability on Convertible Preferred Stock totaling Php881 million, which is presented under equity section under U.S. GAAP, and increased our consolidated equity by Php13,026 million and Php7,969 million as at January 1, 2006 and December 31, 2006, respectively. Also, as at December 31, 2006, this adjustment reduced our consolidated interest bearing financial liabilities, net of current portion, remaining excess of debt forgiven and preferred stock subject to mandatory redemption by Php3,924 million, Php2,688 million and Php1,374 million, respectively, and increased our consolidated current portion of interest bearing financial liabilities by Php17 million.

B. Component Depreciation

Under IFRS, component depreciation is required if components of an asset have different patterns of economic benefit. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item should be depreciated separately, based on a systematic basis over the estimated useful life of each identified part. There is no such equivalent accounting requirement under U.S. GAAP. The reconciliation adjustment pertains to the effect of the application of component depreciation for property, plant and equipment under IFRS, whereby components of an asset were identified and depreciated with their corresponding estimated useful lives.

This adjustment reduced our consolidated net income by Php2,470 million for the year ended December 31, 2006 and reduced our consolidated equity by Php2,329 million as at January 1, 2006 and reduced our consolidated equity and consolidated property, plant and equipment by Php4,799 million as at December 31, 2006.

C. Qualified Borrowing Costs

Under IFRS, capitalized borrowing costs include exchange rate differences arising from foreign currency borrowings whereas under U.S. GAAP, capitalized borrowing costs exclude rate exchange differences arising from foreign currency borrowings. The reconciliation adjustments include a capitalization of exchange rate differences from foreign currency borrowings eligible for capitalization to our property, plant and equipment and depreciation expense related to capitalized exchange rate differences.

This adjustment reduced our consolidated net income by Php1,158 million for the year ended December 31, 2006 and increased our equity by Php4,276 million as at January 1, 2006 and our consolidated equity and consolidated property, plant and equipment by Php3,118 million as at December 31, 2006.

D. Defined Benefit Pension

Under IFRS, the defined benefit pension obligation recognized in the consolidated balance sheet is equal to the present value of such obligation plus or minus any actuarial gains and losses not yet recognized, minus unrecognized prior services costs, and minus the fair value of any plan assets. Under U.S. GAAP, following the adoption of FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans”, in 2006, we recognized the overfunded or underfunded status of a benefit plan, measured as the difference between the fair value of the plan assets and the defined benefit pension obligation as an asset or liability in the consolidated balance sheet. FAS 158 also requires that the changes in the funded status be recorded through comprehensive income in the year in which those changes occur. In 2006, we recognized an aggregate amount of Php4,718 million unfunded plans as other comprehensive income in the equity section of our 2006 consolidated balance sheet.

In our transition to IFRS, we availed of the exemption allowed under IFRS to recognize all cumulative actuarial gains and losses in equity. The reconciliation adjustments include the reversal of other comprehensive income of Php4,718 million recognized in 2006 and recognition of other differences between the accrued liability under IAS 19 and FAS 158.

This difference reduced our consolidated net income by Php45 million for the year ended December 31, 2006 and our consolidated pension and other benefits and thereby our consolidated equity by Php27 million as at January 1, 2006, and increased our consolidated pension and other benefits and thereby our consolidated equity by Php4,646 million as at December 31, 2006.

E. Investment Properties

Under U.S. GAAP, investment properties are accounted for at cost similar to the accounting policy adopted for property, plant and equipment. Under IFRS, investment properties are presented separately in the consolidated balance sheet and accounted for at fair value with the changes in fair value recognized in the consolidated statement of income. The reconciliation adjustment pertains to reclassification of certain property, plant and equipment to investment properties, fair market value adjustments and reversal of previously recognized depreciation expenses.

This difference reduced our consolidated net income by Php36 million for the year ended December 31, 2006 and increased our consolidated equity by Php300 million and Php264 million as at January 1, 2006 and December 31, 2006, respectively. Also, as at December 31, 2006, our consolidated property, plant and equipment was reduced by Php323 million and our consolidated investment properties increased by Php587 million.

F. Smart Acquisition

Pursuant to the exemptions available under IFRS 1, we applied IFRS 3 in respect of all our business combinations starting January 1, 2000. The application of IFRS 3 did not result in any significant differences between U.S. GAAP and IFRS except for our acquisition of Smart in 2000. Under IFRS, the Smart acquisition is accounted for at historical cost similar to a pooling of interest method while under U.S. GAAP, the Smart acquisition has been accounted for under the purchase method of accounting. The reconciliation adjustment pertains to the carrying value of goodwill as at January 1 and December 31, 2006. The fair value adjustments and recognized intangible assets recognized under purchase accounting in U.S. GAAP have been fully amortized as at January 1, 2006.

This difference reduced our consolidated equity by Php14,794 million as at January 1, 2006 and December 31, 2006 and reduced our consolidated goodwill and other intangible assets by the same amount as at December 31, 2006.

G. Provision for Onerous Contracts

Under U.S. GAAP, we accounted for the minimum and supplemental portion of the Air Time Purchase Agreement, or ATPA, with ACeS International Limited, or AIL, similar to a lease obligation. See Note 22 – Related Party Transactions and Note 24 – Contractual Obligations and Commercial Commitments. Accordingly, the minimum Air Time Purchase Obligation of US$5 million was recorded as a rent expense on a straight-line basis over the term of the ATPA. The Supplemental Air Time Purchase Obligation of US$15 million, on the other hand, was accounted for as a contingent rent, where such rent is only accrued if certain conditions are met. As those conditions were met throughout the life of the ATPA, an annual charge of US$15 million was accrued for U.S. GAAP purposes.

Under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets,” we considered the ATPA as “onerous” and recorded a provision for future payments in the said contract in prior years and as of the date of transition to IFRS in January 1, 2006.

Under U.S. GAAP, a debtor of a contractual obligation is permitted to derecognize a liability if and only if it has been contractually extinguished, which requires that either of the following conditions be met: (a) the debtor pays the creditor and is relieved of its obligation for the liability; or (b) the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. Following the formal entering into an amendment to the ATPA on February 1, 2007, the Amended ATPA, as more fully described in Note 22 – Related Party Transactions, the second condition was met and we would have recorded in 2007 an adjustment to reverse the ATPA liability in the amount of Php3,991 million.

In contrast, under IFRS, as at December 31, 2006, the ATPA no longer qualified as an onerous contract under the provision of IAS 10, “Events After the Balance Sheet Date”, since the cost of meeting the obligations under the Amended ATPA is below or within the estimated benefits that PLDT is expected to receive under the agreement. Accordingly, the net provision for onerous contact amounting to US$72 million, or Php3,529 million, was reversed on December 31, 2006, excluding the amount paid or to be paid in relation to the Amended ATPA.

The reconciliation adjustments in 2006 represent the derecognition of the onerous contract liability under IFRS, which under U.S. GAAP had been reversed in 2007. This difference increased our consolidated net income by Php4,109 million and reduced our consolidated equity by Php473 million as at January 1, 2006 and increased our consolidated equity by Php3,636 million as at December 31, 2006. Also, as at December 31, 2006, our consolidated accounts payable increased by Php287 million and our consolidated accrued and other current liabilities decreased by Php3,923 million.

H. Stock Based Compensation – LTIP

Under U.S. GAAP, prior to January 1, 2006, we applied the intrinsic value method under Accounting Principles Board 25, “Accounting for Stock Issued to Employees” and FASB Interpretations No. (FIN) 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” in accounting for equity-settled and cash-settled share-based payments, respectively. In 2006, following our adoption of FAS 123 (R), “Share-based Payments”, we accounted for share-based payments at fair value which is consistent with IFRS 2, “Share-based Payments.” In our adoption of FAS 123 (R), we availed ourselves of the provisions of the modified prospective transition, or MPT, method wherein we recognized the cumulative effect of the change in accounting principle, net of any tax effects, to reflect the difference between the intrinsic value and the fair value of the liability award in 2006. Prior year financial statements under U.S. GAAP were not restated. The cumulative effect of adoption of FAS 123 (R) prior to January 1, 2006 resulted in a change in our reported net income under U.S. GAAP of Php189 million (net of tax of Php93 million) in 2006, which represents the difference between the intrinsic value and the fair value of the liability award on January 1, 2006.

Under IFRS 2, similar to FAS 123 (R), both equity-settled and cash-settled share-based payment awards are accounted at fair value similar to FAS 123 (R). The reconciliation adjustment derecognizes the cumulative effect of our adoption of FAS 123 (R) of Php189 million (net of tax of Php93 million) as a charge to the opening retained earnings on January 1, 2006.

This difference increased our consolidated net income by Php282 million for the year ended December 31, 2006 and reduced our consolidated equity by the same amount as at January 1, 2006. The adoption of IFRS had no impact on the consolidated stock-based compensation under our consolidated equity as at December 31, 2006.

I. Deferred income tax and others

The reconciliation of deferred income tax pertains to the tax effects of the IFRS and U.S. GAAP reconciliation adjustments discussed in items A to H above.

Other reconciliation adjustments refer to the adjustments made to account for business combinations involving less than 100% of the equity interests in an acquiree. Under IFRS, net identifiable assets of an acquiree are recognized at their full fair value and minority interest is measured at its proportionate share of the fair value of the acquiree’s net identifiable assets, exclusive of goodwill. Under U.S. GAAP, net identifiable assets of an acquiree are recognized partly at fair market value (to the extent of the acquirer’s ownership interest) and partly at historical book value (to the extent of the minority’s ownership interest) and minority interest is measured at its proportionate share of the historical book value of the acquiree’s net identifiable assets.

The effect of the above differences increased our consolidated net income by Php4,044 million and decreased our cumulative translation adjustments by Php1,418 million for the year ended December 31, 2006 and reduced our consolidated equity by Php7,526 million and Php4,900 million as at January 1, 2006 and December 31, 2006, respectively. Additionally, as at December 31, 2006, our consolidated goodwill and other intangible assets, other assets, minority interests, current deferred income tax assets and accrued and other current liabilities were reduced by Php233 million, Php10 million, Php503 million, Php10,042 million and Php71 million, respectively. Our consolidated noncurrent deferred income tax assets and noncurrent deferred income tax liabilities increased by Php4,832 million and Php21 million, respectively, as at December 31, 2006.

Reclassifications

Certain accounts were reclassified to conform with IFRS presentation requirements. These reclassifications have no effect on our consolidated net income for the year ended December 31, 2006. The following items discuss the significant reclassifications that have been made:

(a)    under U.S. GAAP, deferred taxes are presented as current or noncurrent assets/liabilities depending on the timing of settlement or realization of the related balance sheet item; whereas, under IFRS, deferred taxes are presented as noncurrent assets/liabilities regardless of the timing of realization;

(b)    under U.S. GAAP, minority interests are presented in a specific, separate item on the liability side of the balance sheet, whereas, under IFRS, minority interests are presented as part of equity;

(c)    under U.S. GAAP, debt issuance costs are presented as part of other noncurrent and current assets in the balance sheet, whereas, under IFRS, debt issuance costs are netted against long-term debt under interest bearing financial liabilities; and

(d)    a different presentation format was used for the consolidated balance sheet, consolidated statement of income and consolidated statement of cash flows.

Accounting Standards Effective in 2007

Concurrent with our first time adoption of IFRS, we have also adopted the following new and amended IAS and IFRS that became effective in 2007.

Our adoption of the following new and amended standards and interpretations did not have any effect on our consolidated financial statements. Our adoption, however, gave rise to additional disclosures on the following:

•         Amendments to IAS 1, “Presentation of Financial Statements – Capital Disclosures”. This amendment requires us to make new disclosures to enable users of the consolidated financial statements to evaluate our objectives, policies and processes for capital management. These new disclosures are shown in Note 26 – Financial Assets and Liabilities.

•         IFRS 7, “Financial Instruments: Disclosures”. This standard requires disclosures that enable users of the consolidated financial statements to evaluate the significance of our financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the consolidated financial statements. These new disclosures are shown in Note 14 – Trade and Other Receivables and Note 26 – Financial Assets and Liabilities.

•         International Financial Reporting Interpretations Committee (IFRIC) 8, “Scope of IFRS 2, Share-based Payment”. This interpretation requires IFRS 2 to be applied to any arrangements in which the entity cannot identify specifically some or all of the goods received, in particular where equity instruments are issued for consideration which appears to be less than fair value. As equity instruments are only issued to employees in accordance with the employee share scheme, the interpretation had no impact on our consolidated financial statements.

•         IFRIC 9, “Reassessment of Embedded Derivatives”. This interpretation states that the date to assess the existence of an embedded derivative is the date that an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. The Interpretation had no impact on our consolidated financial statements.

•         IFRIC 10, “Interim Financial Reporting and Impairment”. We adopted this Interpretation of IFRIC 10 as at January 1, 2007, which requires that an entity must not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investments available-for-sale. As we had no impairment losses previously reversed, the interpretation had no impact on our consolidated financial statements.

Significant Accounting Policies and Practices

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in associate is carried in the consolidated balance sheet at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. Our consolidated statement of income reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of changes in equity. Profits or losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as the financial statements of PLDT. Adjustments are made where necessary to bring the accounting policies in line with those of PLDT Group.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. Losses on transactions are recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets or an impairment loss. The joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Foreign Currency Transactions and Translations

The functional and presentation currency of the entities under PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional closing rate of exchange prevailing at the balance sheet date. All differences are recognized in the consolidated statement of income except for foreign exchange losses that qualify as capitalizable borrowing costs during the construction period for exchange gains or losses are treated as taxable income or deductible expenses in the year such exchange gains or losses are realized. Non–monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non–monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The functional currency and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for Digital Paradise Thailand and Singapore dollar for SCH, SGP and 3rd Brand. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date, and income and expenses of these subsidiaries are translated at the weighted average exchange rate for the year. The exchange differences arising on translation were recognized as a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in equity relating to subsidiaries are recognized in the consolidated statement of income.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Land is stated at cost less any impairment in value. Cost includes the cost of replacing part of the property, plant and equipment when that cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets.

The residual values, estimated useful lives and depreciation and amortization method are reviewed at least at each financial year-end.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and substantially available for their intended use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment.

The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense.

Investment Properties

Investment properties are initially measured at cost including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which have been determined based on latest valuations performed by an independent firm of appraisers. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statement of income in the year in which they arise.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in the consolidated statement of income in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

No assets held under operating lease have been classified as investment properties.

Business Combinations and Goodwill

Business combinations are accounted for using the purchase method of accounting. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of any acquired business at fair value.

Goodwill acquired in a business combination is initially measured at cost, such cost being the excess of the cost of the business combination over our interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or groups of our cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether our other assets or liabilities are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated: (1) represents our lowest level at which the goodwill is monitored for internal management purposes; and (2) is not larger than a segment based on either our primary or secondary reporting format determined in accordance with IAS 14, “Segment Reporting”.

Where a business combination agreement provides for an adjustment to the consideration of the combination contingent on future events or achieving specified earnings level in future periods, we recognize the estimated amount of that adjustment as part of cost of the combination and a liability at the acquisition date if the adjustment is probable and can be measured reliably. Otherwise, such adjustment is not recognized until it becomes probable and can be measured reliably in the subsequent period. Where future events do not occur or the estimate needs to be revised, the cost of the business combination initially recognized shall be adjusted accordingly. Future changes in estimates are treated as an adjustment to the cost of the combination with an adjustment to the recorded liability and goodwill.

Where goodwill forms part of a cash-generating unit, or group of cash-generating units, and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the year in which the expenditures are incurred.

Research and development costs are expensed as incurred.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that our property, plant and equipment, and intangible assets with finite lives may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses of continuing operations are recognized in the consolidated statement of income.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increase cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, or group of cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating unit, or group of cash-generating units, is less than the carrying amount of the cash-generating unit, or group of cash-generating units, to which goodwill has been allocated to, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in the consolidated statement of income.

Investments in associates

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investment in associates. We determine at each balance sheet date whether there is any objective evidence that our investment in an associate is impaired. If this is the case, we calculate the amount of impairment as being the difference between the recoverable amount of the investments in associates and its carrying amount and recognize the amount of impairment in the consolidated statement of income.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from date of acquisition.

Trade and Other Receivables

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the consolidated statement of income. When a trade receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are recognized as income in the consolidated statement of income.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost is determined using the weighted average method. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated cost to sell.

Convertible Preferred Stock

Philippine peso-denominated

The component of our convertible preferred stock that exhibits characteristics of a liability is recognized as a liability in the consolidated balance sheet, net of transaction costs. The corresponding dividends on those shares are charged as interest expense in the consolidated statement of income. On issuance of our convertible preferred stock, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability on the amortized cost basis until extinguished through conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognized and included in the equity section of the consolidated balance sheet, net of transaction costs. The carrying amount of the conversion option is not re-measured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible preferred stock based on the allocation of proceeds to the liability and equity components when the instruments are first recognized.

Foreign currency-denominated

We treat the Series VI Convertible Preferred Stock as debt instruments with foreign currency-denominated embedded call options. The fair value of embedded call options as of issuance date was bifurcated and thereafter accounted for separately at fair value through profit or loss. The residual amount was assigned as a liability component and accreted to the redemption amount up to the call option date using the effective interest rate method.

Provisions

We recognize provisions when we have present obligations, legal or constructive, as a result of past events, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of income, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have funded retirement plans, administered by our respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Defined contribution plans

Smart and I-Contacts record expenses for defined contribution plans for their contribution when the employee renders service to Smart and I-Contacts, respectively, essentially coinciding with their cash contributions to the plans.

Share-Based Payment Transactions

Certain of our employees (including directors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are set forth in Note 23 – Share-based Payments and Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in our opinion, at that date, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled awards are modified and the modification increases the fair value of the equity instruments granted, as measured immediately before and after the modification, the entity shall include the incremental fair value granted in the measurement of the amount recognized for services received as consideration for the equity instruments granted. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

Where an equity-settled award is cancelled with payment, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. See Note 7 – Earnings Per Common Share.

Cash-settled transactions

Our LTIP grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the consolidated statement of income for the year.

Leases

The determination of whether an arrangement contains a lease is based on the substance of the arrangement at the inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases.

A finance lease gives rise to a depreciation expense for the asset, as well as an interest expense for each year. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, or overseas communication tax, or OCT, where applicable. We provide wireless communication, fixed line communication, and ICT services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund.

Service Revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular services. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro-rata basis.

Air time, traffic and value-added services

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

Knowledge Processing Solutions

Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to us and the amount of revenue can be measured reliably. Advance customer receipts that have not been recognized as revenue are recorded as advances from customers and presented as a liability in the consolidated balance sheet. If the fee is not fixed or determinable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service Revenues

Handset and equipment sales

Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate. The majority of interest income represents interest earned from cash and cash equivalents, short-term investments and investments in debt securities.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the balance sheet date.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefit of unused tax credits from excess minimum corporate income tax, or MCIT, and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefit of unused tax credits and unused tax losses can be utilized except: (1) when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and
(2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred income tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the balance sheet date.

Deferred income tax relating to items recognized directly in equity is included in the related equity account and not in the consolidated statement of income.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset deferred income tax assets against deferred income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Investments and Other Financial Assets and Liabilities

Financial assets are categorized as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial investments, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. We determine the category of its financial assets on initial recognition and, where allowed and appropriate, re-evaluate this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that we commit to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Day 1 profit

Where the transaction price in a non-active market is different to the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, we recognize the difference between the transaction price and fair value (a Day 1 profit) in the statement of income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which are not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” profit amount.

Fair value

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s–length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis or other valuation models.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held–for–trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives, are also classified as held-for-trading unless they are designated as effective hedging instruments. Gains or losses on investments held–for–trading are recognized in profit or loss.

Financial assets may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets and liabilities or recognizing gains or losses on them on a different basis; or (ii) the assets and liabilities are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial assets and liabilities contain an embedded derivative that would need to be separately recorded. An embedded derivative is separated from the hybrid or combined contract if all the following conditions are met: (a) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid instrument is not recognized at fair value through profit or loss.

Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. We determine whether a modification to cash flows is significant by considering the extent to which the expected future cash flows associated with the embedded derivative, the host contract or both have changed and whether the change is significant relative to the previously expected cash flow on the contract.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are carried at amortized cost using the effective interest method less any allowance for impairment. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. Assets in this category are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in profit or loss when the investments are derecognized or impaired, as well as through the amortization process. Assets in this category are included under current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.

Available-for-sale financial investments

Available-for-sale financial investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely, and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial investments are measured at fair value with unrealized gains or losses recognized directly in equity until the investment is derecognized or determined to be impaired at which time the cumulative gain or loss previously recorded in equity is recognized in profit or loss. They are included under non-current assets unless we intend to dispose of the investment within 12 months of the balance sheet date.

Impairment of Financial Assets

We assess at each balance sheet date whether a financial asset or group of financial assets is impaired.

Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, we assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assesses for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be recognized, are not included in a collective assessment for impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan receivable has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate, adjusted for the original credit risk premium. The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of loss is charged to the consolidated statement of income. Interest income continues to be recognized based on the original effective interest rate of the asset. Loans and receivables, together with the associated allowance accounts, are written off when there is no realistic prospect of future recovery and all collateral has been realized. If, in a subsequent year, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced by adjusting the allowance account. If a future write-off is later recovered, any amount formerly charged is credited to the income account.

For the purpose of a collective evaluation of impairment, financial assets are grouped on the basis of such credit risk characteristics as industry, past-due or collectibility status and term.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with credit risk characteristics. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period at which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Estimates of changes in future cash flows reflect, and are directionally consistent with changes in related observable data from period to period (such changes in unemployment rates, property prices, commodity prices, payment status, or other factors that are indicative of incurred losses and their magnitude). The methodology and assumptions used for estimating future cash flows are reviewed regularly by management to reduce any differences between loss estimates and actual loss experience.

Available-for-sale financial investments

In case of equity investments classified as available-for-sale financial investments, an objective evidence of impairment would include a significant or prolonged decline in the fair value of the investments below its cost.

Where there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income. Impairment losses on equity investments are not reversed through the consolidated statement of income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset and is recorded as part of “Interest income” account in the consolidated statement of income. If, in subsequent year, the fair value of a debt instrument increased and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

Financial liabilities

Interest-bearing loans and borrowings

All loans and borrowings are initially recognized at fair value less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held–for–trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held-for–trading and those designated at fair value through profit or loss are recognized in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; (2) we retain the right to receive cash flows from the asset, but have assumed an obligation to pay them in full without material delay to a third party under a “pass through” arrangement; or (3) we have transferred our right to receive cash flows from the asset and either (a) have transferred substantially all the risks and rewards of the asset, or (b) have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

Where we have transferred our right to receive cash flows from an asset and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of our continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is not generally the case with master netting agreements, and the related assets and liabilities are presented gross in the consolidated balance sheet.

Derivative Financial Instruments and Hedging

We use derivative financial instruments, such as long-term currency swaps, foreign-currency options, forward currency contracts and interest rate swaps, to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the losses or gains on derivative financial instruments account in the consolidated statement of income.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 26 – Financial Assets and Liabilities.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. For situation when that hedged item is a forecast transaction, we assess whether transaction is highly probable and prevent an exposure to variations in cash flows that could ultimately affect the consolidated statement of income.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in the consolidated statement of income. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated statement of income.

The fair value for financial instruments traded in active markets at the balance sheet date is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models, and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in the consolidated statement of income. The changes in the fair value of the hedging instrument are also recognized in the consolidated statement of income.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the consolidated statement of income.

Amounts taken to equity are transferred to the consolidated statement of income when the hedged transaction affects the consolidated statement of income, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in equity while any gains or losses relating to the ineffective portion are recognized in the consolidated statement of income. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized directly in equity is transferred to the consolidated statement of income.

New Accounting Standards Subsequent to 2007

Set forth below are the new IFRS accounting statements that will become effective subsequent to December 31, 2007:

•         IFRS 2, “Share-based Payments – Vesting Conditions and Cancellations”. This amendment to IFRS 2 was published in January 2008 and will become effective for financial years beginning on or after January 1, 2009. This standard restricts the definition of “vesting condition” to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that an award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. We have not entered into share-based payment schemes with non-vesting conditions attached and, therefore, do not expect significant implications on our accounting for share-based payments.

•         IFRS 3 (Revised), “Business Combinations”, and IAS 27 (Revised), “Consolidated and Separate Financial Statements”. The revised standards were issued in January 2008 and will become effective for financial years beginning on or after July 1, 2009. IFRS 3 (Revised) introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period in which an acquisition occurs, and future reported results. IAS 27 (Revised) requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3 (Revised) and IAS 27 (Revised) must be applied prospectively and will affect future acquisitions and transactions with minority interests.

•         IFRS 8, “Operating Segments”. This standard will become effective for financial years beginning on or after January 1, 2009 and will replace IAS 14. This standard requires an entity to report financial and descriptive information about our reportable segments. The requirements of this standard will be included in our consolidated financial statements for the fiscal year ending December 31, 2009.

•         IAS 1 (Revised), “Presentation of Financial Statements”. This standard will become effective for financial years beginning on or after January 1, 2009. IAS 1 has been revised to enhance the usefulness of information presented in the consolidated financial statements. The key changes are: (1) the statement of changes in equity includes only transactions with owners and all non-owner changes are presented in equity as a single line with details included in a separate statement. Owners are defined as “holders of instruments classified as equity”; (2) the introduction of a new statement of comprehensive income that combines all items of income and expense recognized in profit or loss together with “other comprehensive income”. The revisions specify what is included in other comprehensive income, such as gains and losses on available-for-sale financial investments, actuarial gains and losses on defined benefit pension plans and changes in the asset revaluation reserve. Entities can choose to present all items in one statement, or to present two linked statements, a separate consolidated statement of income and a statement of comprehensive income; (3) amounts reclassified to profit or loss that were previously recognized in other comprehensive income (for example, previously unrealized gains on available-for-sale financial investments that are sold) must be separately disclosed, either in the statement of comprehensive income itself or in the notes; (4) entities must disclose the income tax relating to each component of other comprehensive income. This can be presented in the statement of comprehensive income itself or in the notes; (5) when an entity restates its financial statements or retrospectively applies a new accounting policy, a statement of financial position must be presented as at the beginning of the earliest comparative period; (6) dividends to equity holders can now be shown only in the statement of changes in equity or in the notes; and (7) the introduction of new terminology, replacing “balance sheet” with “statement of financial position” and “cash flow statement” with “statement of cash flows”, although the titles are not obligatory. The requirements of this standard will be included in our consolidated financial statements for the fiscal year ending December 31, 2009.

•         Amendments to IAS 32 and IAS 1, “Puttable Financial Instruments”. Amendments to IAS 32 and IAS 1 were issued in February 2008 and will become effective for financial years beginning on or after January 1, 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. It also requires disclosure of certain information relating to puttable instruments classified as equity.

•         IAS 23, “Borrowing Costs” – Revised. This standard will become effective for financial years beginning on or after January 1, 2009. The revised standard eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of those assets.

•         IFRIC 11, “IFRS 2, Group and Treasury Share Transactions”. This interpretation is effective for financial years beginning on or after March 31, 2007. This interpretation addresses issues relating to whether transactions should be accounted for as equity-settled or as cash-settled under IFRS 2 and issues concerning share-based payment arrangement involving entities within the same group. The requirements of this interpretation will be included in our consolidated financial statements for our fiscal year beginning January 1, 2008.

•         IFRIC 12, “Service Concession Arrangements”. This interpretation has become effective for financial years beginning on or after January 1, 2008. This interpretation applies to contractual arrangements whereby a private sector party participates in the development, financing, operation and maintenance of infrastructure for public sector services. This interpretation is not relevant to our current operations.

•         IFRIC 13, “Customer Loyalty Programmes”. This interpretation will become effective for financial years beginning on or after July 1, 2008. This interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transactions. The consideration received in the sales transactions is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished. If the cost of fulfilling the awards is expected to exceed the consideration received, the entity will have an onerous contract and a liability for the excess must be recognized.

•         IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. This interpretation has become effective for financial years beginning on or after January 1, 2008. IFRIC 14 addresses how to assess the limit under IAS 19, “Employee Benefits”, on the amount of the pension scheme surplus that can be recognized as an asset in our consolidated balance sheet, in particular, when a minimum funding requirement exists. The specific issues addressed by the interpretation are: (1) a refund is available to the entity only if there is an unconditional right to the refund and such refund is measured as the amount of the surplus at the balance sheet date less any associated costs; (2) when there is an unconditional right to a refund and there is no minimum funding requirement, an entity determines the benefit available as the lower of the surplus in the plan and the present value of the future service cost to the entity; (3) when a minimum funding requirement exists, the benefit available is the present value of the estimated future service cost less the estimated minimum funding contribution required in respect of the future accrual of benefits in that year; and (4) if an entity has a minimum funding requirement to pay additional contributions, the entity must determine whether the contributions will be available as a refund or reduction in future contributions after they are paid into the plan. If not, a liability is recognized when the obligation arises. The requirements of this interpretation will be included in our consolidated financial statements for our financial year beginning January 1, 2008.

We expect that the adoption of the pronouncements listed above will have no significant impact on our consolidated financial statements in the period of our initial application, except that management is still evaluating the impact of IFRIC 11 and 13 and IFRS 8.

3.      Management’s Use of Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the reporting date. Due to uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liabilities affected in the future.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations, which have the most significant effect on the amount recognized in the consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional and presentation currency of the PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. The functional currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for Digital Paradise Thailand and Singapore dollar for SCH, SGP and 3rd Brand.

Leases

We have various lease agreements as a lessee in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us or retained at the lessor based on IAS 17, “Leases”, which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php2,762 million and Php2,257 million for the years ended December 31, 2007 and 2006, respectively. Total finance lease obligations as at December 31, 2007 and 2006 amounted to Php496 million and Php1,030 million, respectively. See Note 18 – Interest-bearing Financial Liabilities, Note 24 – Contractual Obligations and Commercial Commitments and Note 26 – Financial Assets and Liabilities.

Determination of fair values of financial assets and liabilities

We carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments for the fair values of financial assets and liabilities. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring. See Note 26 – Financial Assets and Liabilities. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates and volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our consolidated statement of income and consolidated statement of changes in equity.

Total fair value of financial assets and liabilities as at December 31, 2007 amounted to Php46,661 million and Php111,086 million, respectively, while the total fair value of financial assets and liabilities as at December 31, 2006 amounted to Php36,517 million and Php124,801 million, respectively. See Note 26 – Financial Assets and Liabilities.

Legal contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. See Note 25 – Provisions and Contingencies.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least at each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.

We recognized an additional depreciation charge of Php796 million and Php8,624 million in 2007 and 2006, respectively, due to a change in the estimated useful lives of certain of our network assets owing to continuing network upgrade and expansion. The acceleration of depreciation is expected to result in a reduction of future monthly depreciation charge amounting to Php10 million going forward.

Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php159,414 million and Php164,190 million as at December 31, 2007 and 2006, respectively. See Note 8 – Property, Plant and Equipment and Note 26 – Financial Assets and Liabilities.

Investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.

Total carrying values of our investment properties as at December 31, 2007 and 2006 amounted to Php577 million and Php587 million, respectively. See Note 10 – Investment Properties and Note 26 – Financial Assets and Liabilities.

Goodwill and intangible assets

Our consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the purchase method of accounting which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the balance sheet. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to periodic impairment test and amortization, respectively. See Note 11 – Goodwill and Intangible Assets. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our results of operations.

Total carrying values of goodwill and intangible assets as at December 31, 2007 and 2006 amounted to Php11,721 million and Php12,214 million, respectively.

Realizability of deferred income tax assets

We review the carrying amounts of deferred income tax assets at each balance sheet date and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, we have not recognized certain of our deferred income tax assets as at December 31, 2007 and 2006 amounting to Php1,122 million and Php299 million, respectively. Total deferred tax assets as at December 31, 2007 and 2006 amounted to Php13,757 million and Php20,538 million, respectively, while total deferred tax liabilities as at December 31, 2007 and 2006 amounted to Php2,066 million and Php402 million, respectively. See Note 6 – Income Tax.

Estimating allowance for doubtful accounts

We estimate the allowance for doubtful accounts related to our trade receivables that are specifically identified as doubtful of collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Impairment provision for receivable recognized in consolidated statements of income amounted to Php417 million and Php736 million for the years ended December 31, 2007 and 2006, respectively. Trade and other receivables, net of impairment, amounted to Php12,645 million and Php10,158 million as at December 31, 2007 and 2006, respectively. See Note 5 – Income and Expenses, Note 14 – Trade and Other Receivables and Note 26 – Financial Assets and Liabilities.

Estimation of pension cost and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 23 – Share-based Payments and Employee Benefits and include, among other things, discount rates, expected returns on plan assets and rates of compensation increases. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations. Total pension benefit costs amounted to Php1,773 million and Php1,003 million for the years ended December 31, 2007 and 2006, respectively.

Unrecognized net actuarial gain as at December 31, 2007 amounted to Php1,344 million and unrecognized net actuarial loss as at December 31, 2006 amounted to Php4,657 million. The accrued benefit costs as at December 31, 2007 and 2006 amounted to Php2,985 million and Php2,888 million, respectively. See Note 23 – Share-based Payments and Employee Benefits.

Share-based payment transactions

Our LTIP grants SARs to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the year. The assumptions and estimates are described in Note 23 – Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk free interest rate, remaining life, and the fair value of common stock. While management believes that the assumptions and estimates used are reasonable and appropriate, significant differences in our actual experience or significant changes in the assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as an expense for the years ended December 31, 2007 and 2006 amounted to Php1,448 million and Php3,150 million, respectively. As at December 31, 2007 and 2006, outstanding LTIP liability amounted to Php1,494 million and Php5,030 million, respectively. See Note 5 – Income and Expenses and Note 23 – Share-based Payments and Employee Benefits.

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted at the balance sheet date using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php952 million and Php831 million as at December 31, 2007 and 2006, respectively. See Note 8 – Property, Plant and Equipment and Note 19 – Deferred Credits and Other Noncurrent Liablities.

Asset impairment

IFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the fair values of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant judgments and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under IFRS. Total impairment charges for the years ended December 31, 2007 and 2006 amounted to Php1,317 million and Php2,766 million, respectively. See Note 4 – Segment Information and Note 5 – Income and Expenses.

The carrying values of our property, plant and equipment, investments in associates, goodwill and intangible assets, trade and other receivables and inventories and supplies are separately disclosed in Notes 8, 9, 11, 14 and 15, respectively.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence.

Under certain arrangements with our BPO services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

Customer Relationship

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn-rate analysis.

4.      Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about how resources are to be allocated to the segment and assess their performances, and for which discrete financial information are available. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•         Wireless – wireless telecommunications services provided through our cellular service providers namely, Smart and Piltel, SBI, our wireless broadband provider, and Wolfpac, our wireless content operator, and Mabuhay Satellite and ACeS Philippines, our wireless broadband satellite and other service operators;

•         Fixed Line – fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Maratel, Piltel, BCC, PLDT Global and SNMI, which together account for approximately 3% of our consolidated fixed line subscribers; and

•         ICT – information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT; customer interaction services (formerly referred to as call center business) provided under the umbrella brand name ePLDT Ventus, including Ventus, Parlance and Vocativ; knowledge processing solutions services (formerly referred to as business process outsourcing) provided through the SPi Group (consolidated since July 11, 2006); and internet access and online gaming services provided by ePLDT’s subsidiaries Infocom, Digital Paradise, Digital Paradise Thailand, netGames, Airborne Access and Level Up!.

Transfer prices between business segments are set on terms similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. These transfers are eliminated upon consolidation.

Most of our revenues are derived from our operations within the Philippines.

The segment assets and liabilities, results of operations and cash flows of our reportable segments as at and for the years ended December 31, 2007 and 2006 are as follows:

	Wireless	Fixed Line	ICT	Inter-segment Transactions	Total
	(in million pesos)

As at and for the year ended December 31, 2007
Income
Service revenues	86,497	48,551	10,055	(9,627)	135,476
External party	86,065	39,836	9,575	–	135,476
Inter-segment transactions	432	8,715	480	(9,627)	–
Foreign exchange gains – net	2,649	5,479	(138)	–	7,990
Non-service revenues (Note 5)	2,800	281	267	(122)	3,226
External party	2,800	281	145	–	3,226
Inter-segment transactions	–	–	122	(122)	–
Interest income	1,186	296	21	–	1,503
Other income	973	2,190	594	(90)	3,667
External party	939	2,140	588	–	3,667
Inter-segment transactions	34	50	6	(90)	–
Segment income	94,105	56,797	10,799	(9,839)	151,862

Result
Income (loss) before income tax	47,346	10,877	(211)	69	58,081
Provision for (benefit from) income tax (Notes 2 and 6)	15,566	3,358	(117)	–	18,807
Net income (loss) for the year	31,780	7,519	(94)	69	39,274

Assets and liabilities
Segment assets	90,708	180,360	18,290	(62,957)	226,401
Deferred income tax assets (Notes 2, 6 and 26)	1,640	12,040	77	–	13,757
Total assets	92,348	192,400	18,367	(62,957)	240,158

Segment liabilities	50,828	78,323	5,697	(9,101)	125,747
Deferred income tax liabilities (Notes 2, 6 and 26)	1,571	–	495	–	2,066
Total liabilities	52,399	78,323	6,192	(9,101)	127,813

Cash flows
Net cash provided by (used in):
Operating activities	49,616	25,274	2,529	(1)	77,418
Investing activities	(19,915)	26,092	(2,687)	(34,809)	(31,319)
Financing activities	(34,635)	(45,385)	391	34,810	(44,819)

Other segment information
Capital expenditures	14,259	9,887	678	–	24,824
Depreciation and amortization (Note 8)	12,202	15,477	934	–	28,613
Interest on loans and related items - net	1,393	4,288	33	–	5,714
Provisions	–	666	–	–	666
Asset impairment (Notes 3, 5, 8, 9 and 11)	563	43	711	–	1,317

As at and for the year ended December 31, 2006
Income
Service revenues	78,395	49,174	6,337	(8,919)	124,987
External party	77,832	41,299	5,856	–	124,987
Inter-segment transactions	563	7,875	481	(8,919)	–
Foreign exchange gains – net	1,722	3,210	(109)	–	4,823
Non-service revenues (Note 5)	2,010	79	553	(122)	2,520
External party	2,010	79	431	–	2,520
Inter-segment transactions	–	–	122	(122)	–
Interest income	1,197	441	16	–	1,654
Other income	706	5,006	128	(100)	5,740
External party	671	4,943	126	–	5,740
Inter-segment transactions	35	63	2	(100)	–
Segment income	84,030	57,910	6,925	(9,141)	139,724

Result
Income (loss) before income tax	36,471	2,127	(349)	–	38,249
Provision for (benefit from) income tax (Notes 2 and 6)	6,344	(639)	(37)	–	5,668
Net income (loss) for the year	30,127	2,766	(312)	–	32,581

Assets and liabilities
Segment assets	86,037	182,887	17,431	(64,989)	221,366
Deferred income tax assets (Notes 2, 6 and 26)	5,645	14,834	59	–	20,538
Total assets	91,682	197,721	17,490	(64,989)	241,904

Segment liabilities	49,751	91,874	3,396	(6,372)	138,649
Deferred income tax liabilities (Notes 2, 6 and 26)	6	–	396	–	402
Total liabilities	49,757	91,874	3,792	(6,372)	139,051

Cash flows
Net cash provided by (used in):
Operating activities	37,285	30,425	1,501	–	69,211
Investing activities	(15,855)	7,051	(11,708)	(15,278)	(35,790)
Financing activities	(30,438)	(41,264)	10,524	15,278	(45,900)

Other segment information
Capital expenditures	10,490	9,052	1,132	–	20,674
Depreciation and amortization (Note 8)	10,752	20,406	711	–	31,869
Interest on loans and related items - net	1,386	5,953	20	–	7,359
Provisions	–	38	–	–	38
Asset impairment (Notes 3, 5, 8, 9 and 11)	2,220	54	492	–	2,766

5. Income and Expenses

Non-service Revenues

	2007	2006
	(in million pesos)
Sale of computers, cellular handsets and cellular SIM-packs	3,081	2,089
Point-product sales	145	431
(Note 4)	3,226	2,520

Compensation and Employee Benefits

	2007	2006
	(in million pesos)
Salaries and other employee benefits	16,645	13,761
Pension (Notes 3 and 23)	1,773	1,003
Incentive plans (Notes 3 and 23)	1,448	3,150
Manpower rightsizing program, or MRP	604	445
	20,470	18,359

Over the past years, PLDT has been implementing its MRP in line with its continuing effort to reduce the cost base of its fixed line business. The total MRP cost charged to operations for the years ended December 31, 2007 and 2006 amounted to Php604 million and Php445 million, respectively. The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Professional and Other Contracted Services

	2007	2006
	(in million pesos)
Technical and consultancy fees (Note 22)	2,756	1,858
Contracted services	1,641	948
Legal and audit fees	203	219
Other services	119	73
	4,719	3,098

Cost of Sales

	2007	2006
	(in million pesos)
Cost of computers, cellular handsets and cellular SIM-packs sold	4,430	4,847
Cost of point-product sales	254	476
Cost of satellite air time and terminal units (Notes 22 and 24)	160	199
	4,844	5,522

Financing Costs – net

	2007	2006
	(in million pesos)
Interest on loans and related items (Notes 18 and 26)	6,256	7,908
Accretion on financial liabilities – net (Notes 2, 18 and 26)	1,161	3,314
Financing charges (Note 26)	196	51
Dividends on preferred stock subject to mandatory redemption (Notes 7 and 18)	17	130
Capitalized interest (Notes 2 and 8)	(542)	(549)
	7,088	10,854

Interest expense for short-term borrowings for the years ended December 31, 2007 and 2006 amounted to Php32 million and Php10 million, respectively.

Asset Impairment

	2007	2006
	(in million pesos)
Goodwill and intangible assets (Note 11)	1,244	50
Trade and other receivables (Notes 3 and 14)	417	736
Inventories and supplies (Note 15)	243	211
Reversal of impairment in investment in debt securities (Notes 9 and 13)	(616)	–
Property, plant and equipment (Note 8)	–	1,402
Notes receivable	–	346
Other assets	29	21
	1,317	2,766

6. Income Tax

The net components of deferred income tax assets (liabilities) recognized in the consolidated balance sheets are as follows:

	2007	2006
	(in million pesos)
Net assets	13,757	20,538
Net liabilities	(2,066)	(402)

The components of the consolidated net deferred income tax assets and liabilities are as follows:

	2007	2006
	(in million pesos)
Net assets:
Net operating loss carryover, or NOLCO	6,055	4,983
Accumulated allowance for doubtful accounts	3,428	4,746
Derivative financial instruments	2,308	1,878
Unearned revenues	1,789	2,955
Pension and other employee benefits	1,096	2,568
Unamortized past service pension costs	985	871
Asset impairment	824	5,432
MCIT	645	982
Unrealized foreign exchange losses	544	2,632
Provisions for impaired assets	494	732
Accumulated write-down of inventories to net realizable values	224	321
Leases	160	304
Executive stock option plan	32	106
Intangible assets and fair value adjustments on assets acquired	2	(391)
Excess of fair value over cost of investment properties	(80)	(77)
Preferred stock subject to mandatory redemption	(100)	(109)
Capitalized taxes and duties – net of amortization	(376)	(446)
Capitalized foreign exchange differential	(783)	(988)
Undepreciated capitalized interest charges	(3,572)	(4,607)
Gain on debt exchange and debt restructuring transactions	–	(1,650)
Asset retirement obligation – net of undepreciated capitalized asset	–	191
Others	82	105
	13,757	20,538

Net liabilities:
Unearned revenues	914	(1)
Provisions for impaired assets	348	–
Asset retirement obligation – net of undepreciated capitalized asset	332	–
Accumulated provision for doubtful accounts	304	–
Asset impairment	277	–
Pension and other employee benefits	217	–
Leases	42	–
Unamortized past service pension costs	7	–
Excess of fair value over cost of investment properties	(60)	(38)
Derivative financial instruments	(164)	–
Interest charges capitalized	(718)	–
Intangible assets and fair value adjustments on assets acquired	(736)	(357)
Gain on debt exchange and debt restructuring transactions	(1,228)	–
Unrealized foreign exchange gains	(1,613)	(6)
Others	12	–
	(2,066)	(402)

Provision for corporate income tax consists of:

	2007	2006
	(in million pesos)
Current	10,776	10,035
Deferred	8,031	(4,367)
	18,807	5,668

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax is as follows:

	2007	2006
	(in million pesos)
Provision for corporate income tax at the applicable statutory tax rates	20,328	13,387
Tax effects of:
Non-deductible expenses	333	751
Equity share in net loss of investees	4	18
(Income) loss subject to lower tax rate	(106)	326
Income not subject to tax	(420)	(2,375)
Income subject to final tax	(509)	(550)
Net movement in unrecognized deferred income tax assets	(823)	(5,889)
Actual provision for corporate income tax (Note 4)	18,807	5,668

Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology, or IT, service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoyed, among other incentives, a six-year income tax holiday, or ITH, starting January 2001 until January 2007.

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status for its new data center facility as a new IT service firm in the field of services related to Internet Data Center. ePLDT was granted a six-year ITH for its new data center facility from the earlier of January 2007 and the actual start of operations. ePLDT started commercial operations of its new data center facility in February 2007.

On August 13, 2007, ePLDT received approval from the Philippine Economic Zone Authority, or PEZA, to declare the Vitro Data Center Building as a PEZA-registered IT Building EcoZone facility enabling prospective clients to apply for fiscal incentives should they qualify as a PEZA-registered entity. However, ePLDT as a developer/operator of Vitro Data Center Building is not entitled to PEZA incentives under R.A. No. 7916, or R.A. 7916, otherwise known as “The Special Economic Zone Act of 1995”, as amended by Republic Act No. 8748, or R.A. 8748.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance is entitled to certain tax incentives, including an ITH for six years starting in June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration.

Vocativ is registered with the PEZA as an Ecozone Export Enterprise to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

On December 5, 2005, Vocativ received approval from PEZA for the adjustment of the start of its commercial operations, effectively extending the ITH to end of March 2006. On June 30, 2006, PEZA approved Vocativ’s ITH extension for another year until April 2007. On September 3, 2007, PEZA again approved Vocativ’s ITH extension for another year until March 2008.

Ventus and two of its call center projects are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under their registrations, Ventus, Ventus Iloilo and Pasig call center projects are entitled to certain tax incentives such as an ITH for six years starting March 2005 for Ventus and Ventus Iloilo call center and August 2006 for Ventus Pasig call center. In relation to this, they are required to comply with specific terms and conditions stated in their BOI registration.

iPlus Intelligent Network, Inc., or iPlus, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of application service provider on a pioneer status. Under such registration, iPlus is entitled to a six-year ITH incentive from the actual start of commercial operations until January 1, 2009.

mySecureSign, Inc., or mSSI, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of services related to public key infrastructure on a pioneer status. Under such registration, mSSI enjoyed, among other incentives, a six-year ITH from August 1, 2001.

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

Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. In April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and educational project. Accordingly, the ITH period was extended from four years to six years to expire on January 2009.

In September 2006, PEZA approved SPi’s application for registration as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As a registered enterprise, SPi is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years starting from June 2002. After the ITH period, SPi is liable for a final tax, in lieu of all taxes. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. 7916 and will be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

Wolfpac is registered with the BOI as a new operator of service provider applications. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004.

On November 29, 2007, the BOI approved Wolfpac’s application for a one year extension of ITH incentive on the basis that the capital equipment to labor ratio did not exceed US$10 million as provided under Article 39 of Executive Order, or E.O. 226. The approved bonus year is for the period from February 13, 2008 to February 12, 2009.

Smart Broadband, Inc., or SBI, has three registered activities with the BOI on a pioneer status, namely: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of these registrations, SBI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years until February 2007, August 2007 and July 2011, respectively. After the ITH period, SBI is liable for a 30% regular corporate income tax or 2% MCIT, whichever is higher.

Income derived from non-registered activities with the BOI is subject to the regular income tax rate enacted as at the balance sheet date.

Consolidated tax incentives that we availed for the years ended December 31, 2007 and 2006 amounted to Php766 million and Php142 million, respectively.

On May 24, 2005, the President of the Philippines signed into law Republic Act No. 9337, or R.A. 9337, amending certain sections of the National Internal Revenue Code, which took effect on November 1, 2005. R.A. 9337, among others, introduced the following changes:

a.       The regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations increased from 32% to 35% effective November 1, 2005 and will be reduced to 30% effective January 1, 2009;

b.       The VAT rate increased from 10% to 12% effective February 1, 2006; and

c.       The input VAT on capital goods should be spread evenly over the estimated useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds Php1 million.

Our deferred income tax assets have been recorded to the extent that such deferred income tax assets are expected to be utilized against sufficient future taxable profit. We had unrecognized deferred income tax assets of
Php1,122 million and Php299 million largely pertaining to MCIT and asset impairments as at December 31, 2007 and 2006, respectively.

The breakdown of our consolidated unutilized NOLCO as at December 31, 2007 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2005	2008	11,383
2006	2009	5,424
2007	2010	931
		17,738

Tax benefit from NOLCO		6,060
Unrecognized deferred income tax assets from NOLCO as at December 31, 2007		(5)
		6,055

The breakdown of our consolidated excess MCIT as at December 31, 2007 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2005	2008	484
2006	2009	499
2007	2010	645
		1,628
Unrecognized deferred income tax assets from MCIT as at December 31, 2007		(983)
		645

7. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share:

	2007		2006
	Basic	Diluted	Basic	Diluted
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	39,289	39,289	32,385	32,385
Dividends on convertible preferred shares	(457)	(457)	(455)	(455)
Dividends on dilutive preferred stock subject to mandatory redemption charged to interest expense for the year	–	17	–	–
Accretion of preferred stock subject to mandatory redemption	–	131	–	–
Foreign exchange gains on preferred stock subject to mandatory redemption	–	(182)	–	–
Consolidated net income applicable to common shares	38,832	38,798	31,930	31,930
	(in thousands, except per share amounts)

Outstanding common shares at beginning of year	188,435	188,435	180,789	180,789
Effect of issuance of common shares during the year	221	221	3,667	3,667
Average incremental number of shares under ESOP during the year	–	38	–	98
Common shares equivalent of convertible preferred shares deemed dilutive:
Preferred Stock Series VI (Note 18)	–	680	–	–
Weighted average number of common shares for the year	188,656	189,374	184,456	184,554
Earnings per common share	Php205.84	Php204.88	Php173.10	Php173.01

Basic EPS is calculated by dividing the consolidated net income for the year attributable to common shareholders (consolidated net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related expenses and income on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the option.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

When required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS, then such convertible preferred shares are deemed dilutive. As such, the diluted EPS is calculated by dividing consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized in the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.

Series VI Convertible Preferred Stocks in 2007 and Series A to EE, VI and VII Convertible Preferred Stocks in 2005 were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under ESOP, and compared against the basic EPS. Since the amount of dividends on the Series A to EE and Series V Convertible Preferred Stocks in 2007 and Series A to EE, V and VI Convertible Preferred Stocks in 2006 over its equivalent number of common shares increased the basic EPS, these Convertible Preferred Stocks were anti-dilutive.

On January 29, 2008, our board of directors approved a share buyback program of up to two million shares of PLDT’s common stock, representing approximately 1.1% of PLDT’s total outstanding shares of common stock. As at March 25, 2008, we acquired a total of 98,000 shares of common stock based on the buyback program. The subsequent acquisition of shares of PLDT’s common stock pursuant to the buyback program has no effect on our basic and diluted earnings per common share for the years ended December 31, 2007 and 2006. See Note 17 – Equity for further discussion.

Dividends Declared For The Year Ended December 31, 2007

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total (in million pesos)

Preferred Stock Subject to Mandatory Redemption
Series V	March 6, 2007	March 20, 2007	April 15, 2007	Php4.675	–
	June 12, 2007	June 28, 2007	July 15, 2007	4.675	–
	September 14, 2007	September 28, 2007	October 15, 2007	4.675	–
	December 1, 2007	December 21, 2007	January 15, 2008	4.675	–
Series VI	March 6, 2007	March 20, 2007	April 15, 2007	US$0.09925	4
	June 12, 2007	June 28, 2007	July 15, 2007	0.09925	3
	September 14, 2007	September 28, 2007	October 15, 2007	0.09925	3
	December 1, 2007	December 21, 2007	January 15, 2008	0.09925	3
Charged to income					13

10% Cumulative Convertible Preferred Stock
Series CC	January 30, 2007	February 28, 2007	March 30, 2007	Php1.00	17
Series DD	January 31, 2007	February 15, 2007	February 28, 2007	1.00	2
Series EE	March 27, 2007	April 26, 2007	May 31, 2007	1.00	–
Series A, I, R, W, AA and BB	July 10, 2007	August 1, 2007	August 31, 2007	1.00	129
Series B, F, Q, V and Z	August 7, 2007	September 3, 2007	September 28, 2007	1.00	91
Series E, K, O and U	September 14, 2007	October 4, 2007	October 31, 2007	1.00	44
Series C, D, J, T and X	September 14, 2007	October 14, 2007	November 27, 2007	1.00	57
Series G, N, P and S	November 6, 2007	December 6, 2007	December 28, 2007	1.00	27
Series H, L, M and Y	December 1, 2007	December 28 2007	January 31, 2008	1.00	41
					408

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 30, 2007	February 23, 2007	March 15, 2007	Php–	12
	May 8, 2007	May 25, 2007	June 15, 2007	–	13
	July 10, 2007	August 9, 2007	September 15, 2007	–	12
	November 6, 2007	November 23, 2007	December 15, 2007	–	12
					49

Common Stock
Regular Dividend	March 6, 2007	March 20, 2007	April 20, 2007	Php50.00	9,429
	August 7, 2007	August 24, 2007	September 24, 2007	60.00	11,322
Special Dividend	August 7, 2007	August 24, 2007	September 24, 2007	40.00	7,548
					28,299
Charged to retained earnings					28,756

* Dividends are declared based on total amount paid up

Dividends Declared After December 31, 2007

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total (in million pesos)

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 29, 2008	February 22, 2008	March 15, 2008	Php–	12

10% Cumulative Convertible Preferred Stock
Series CC	January 29, 2008	February 28, 2008	March 31, 2008	Php1.00	17
Series DD	January 29, 2008	February 15, 2008	February 29, 2008	1.00	2
					19
Convertible Preferred Stock
Series V	March 4, 2008	March 20, 2008	April 15, 2008	Php4.675	–
Series VI	March 4, 2008	March 20, 2008	April 15, 2008	US$0.09925	3
					3

Common Stock
Regular Dividend	March 4, 2008	March 19, 2008	April 21, 2008	Php68.00	12,834
Special Dividend	March 4, 2008	March 19, 2008	April 21, 2008	56.00	10,570
					23,404
					23,438

* Dividends are declared based on total amount paid up

8. Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
At December 31, 2005
Cost	107,781	82,353	61,043	19,727	27,923	10,560	7,918	2,438	11,794	331,537
Accumulated depreciation and amortization	(41,262)	(46,259)	(29,410)	(5,196)	(21,056)	(6,083)	(5,048)	(249)	–	(154,563)
	66,519	36,094	31,633	14,531	6,867	4,477	2,870	2,189	11,794	176,974

Year Ended December 31, 2006
Net book value at beginning of year	66,519	36,094	31,633	14,531	6,867	4,477	2,870	2,189	11,794	176,974
Additions/Transfers – net	4,900	3,277	6,562	601	2,193	–	1,351	230	1,084	20,198
Disposals/Retirements	(38)	(158)	(103)	(71)	99	–	(2)	(4)	(223)	(500)
Translation differences charged directly to cumulative translation adjustments	–	(35)	–	(7)	(73)	(311)	–	–	–	(426)
Acquisition through business combination	–	(13)	–	273	903	–	1	20	31	1,215
Reclassifications	2	91	(99)	8	(2)	–	–	–	–	–
Impairment losses recognized during the year (Note 5)	–	(3)	–	(5)	(3)	(1,391)	–	–	–	(1,402)
Depreciation and amortization (Note 4)	(5,356)	(12,941)	(6,459)	(1,189)	(4,406)	(619)	(880)	(19)	–	(31,869)
Net book value at end of year (Note 3)	66,027	26,312	31,534	14,141	5,578	2,156	3,340	2,416	12,686	164,190
Year Ended December 31, 2007
Net book value at beginning of year	66,027	26,312	31,534	14,141	5,578	2,156	3,340	2,416	12,686	164,190
Additions/Transfers – net	4,769	2,254	3,018	408	1,811	–	1,633	1	10,914	24,808
Disposals/Retirements	(183)	(55)	(75)	(11)	(45)	–	–	(41)	(31)	(441)
Translation differences charged directly to cumulative translation adjustments	–	5	–	(77)	(103)	(495)	–	(84)	–	(754)
Acquisition through business combination	–	99	–	18	146	–	(32)	–	(7)	224
Reclassifications	894	3	4,923	31	888	–	(1,709)	–	(5,030)	–
Depreciation and amortization (Note 4)	(8,449)	(6,063)	(7,530)	(1,138)	(3,426)	(556)	(1,448)	(3)	–	(28,613)
Net book value at end of year (Note 3)	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414

At December 31, 2007
Cost	117,081	86,841	70,045	20,695	32,572	8,454	8,191	2,561	18,532	364,972
Accumulated depreciation and amortization	(54,023)	(64,286)	(38,175)	(7,323)	(27,723)	(7,349)	(6,407)	(272)	–	(205,558)
Net book value (Note 3)	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414

Substantially, all our telecommunications equipment is purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars. See Note 18 – Interest-bearing Financial Liabilities. Interest, using an average capitalization rate of 10%, and net foreign exchange losses capitalized to property, plant and equipment qualified as borrowing costs for the years ended December 31, 2007 and 2006 were as follows:

	2007	2006
	(in million pesos)
Interest (Notes 2 and 5)	542	549
Foreign exchange gains – net	63	521

As at December 31, 2007 and 2006, the undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php2,533 million and Php3,117 million, respectively.

The consolidated useful lives of the assets are estimated as follows:

Buildings	25 years
Cable and wire facilities	10 – 25 years
Central office equipment	10 – 20 years
Communications satellite	15 years
Information origination and termination equipment	3 – 15 years
Land improvements	10 years
Vehicles, furniture and other network equipment	3 – 10 years
Cellular facilities	3 – 10 years

We recognized additional depreciation charge of Php796 million and Php8,624 million in 2007 and 2006, respectively, due to a change in the estimated useful lives of certain of our network assets owing to continuing network upgrade and expansion. The acceleration of depreciation is expected to result in a reduction of future monthly depreciation charge amounting to Php10 million moving forward.

SBI’s Acquisition of Cluster 3 Assets from Cruz Telephone Company, Inc., or Cruztelco

On February 1, 2008, SBI completed the acquisition of the Cluster 3 assets from Cruztelco at a price of Php371 million. Cruztelco is a Local Exchange Carrier operator offering fixed line services in three geographical clusters, namely: (i) Cluster 1 covering certain areas in Visayas and Luzon; (ii) Cluster 2 North Western Mindanao, and (iii) Cluster 3 North Eastern Mindanao.

The fair value of the Cluster 3 assets, determined provisionally, was assessed to be equal to its book value allocated as follows: (a) equipment Php318 million; (b) land Php31 million; and (c) buildings and improvements Php22 million.

SBI intends to engage an independent appraiser to establish the fair values of the acquired assets.

Asset Impairment Review

As at December 31, 2006, management determined that due to Mabuhay Satellite’s difficulty in generating cash flows with the satellite nearing its end-of-life and other events affecting its business, Mabuhay Satellite’s Agila II transponder was considered impaired. This impairment review was based on the net present value of future cash flows from the continued use of this asset group using the discount factor of 10% as applied on cash flow projection from 2008 until 2010. An impairment loss of Php1,391 million was charged to the carrying value of this satellite as at December 31, 2006 and included in the accumulated depreciation and amortization account in the consolidated balance sheets as at December 31, 2006. In 2007, we performed an impairment update review on Mabuhay Satellite’s Agila II and no additional impairment was recognized.

Property, plant and equipment include the following amounts for capitalized leases as at December 31, 2007 and 2006:

	2007			2006
	Central office equipment	Vehicles, furniture and other network equipment	Total	Central office equipment	Vehicles, furniture and other network equipment	Total
	(in million pesos)
Cost	354	1,190	1,544	354	1,183	1,537
Less accumulated depreciation	333	1,109	1,442	310	950	1,260
	21	81	102	44	233	277

The following table summarizes all changes to the liabilities on asset retirement obligations as at December 31, 2007 and 2006:

	2007	2006
	(in million pesos)
Asset retirement obligations at beginning of year	831	752
Accretion expenses	81	87
Additional liability recognized during the year	48	45
Settlement of obligations	(8)	(53)
Asset retirement obligations at end of year (Notes 3 and 19)	952	831

9. Investments in Associates and Joint Ventures

This account consists of:

	2007	2006
	(in million pesos)
ACeS International Limited	1,896	1,896
Mabuhay Space Holdings Limited	791	937
Blue Ocean Wireless	724	–
Philweb Corporation	712	712
BayanTrade Dotcom, Inc.	97	97
ePDS, Inc.	6	6
	4,226	3,648
Less accumulated impairment losses and equity share in net losses of associates	2,875	3,012
	1,351	636

Movements in the accumulated equity share in net losses of associates are as follows:

	2007	2006
	(in million pesos)
Balance at beginning of year	82	134
Equity in net losses (gain) of associates for the year	11	(52)
Balance at end of year	93	82

Movements in the accumulated impairment losses are as follows:

	2007	2006
	(in million pesos)
Balance at beginning of year	2,930	2,725
Translation adjustments	(148)	(77)
Impairment losses for the year	–	282
Balance at end of year	2,782	2,930

Investment of ACeS Philippines in ACeS International Limited, or AIL

As at December 31, 2007, ACeS Philippines had a 36.99% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision in respect of our investment in AIL in 2003.

For further details as to the contractual relationships in respect of AIL. See Note 22 – Related Party Transactions and Note 24 – Contractual Obligations and Commercial Commitments.

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited, or MSHL

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

In accordance with the settlement agreement, Mabuhay Satellite and SS/L are required to proceed to dissolve the joint venture under a separate agreement, for which each of the parties will receive title over a number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized full impairment provision in respect of our investment in MSHL in 2004.

Investment of Smart in Blue Ocean Wireless, or BOW

On August 3, 2007, Smart (through its subsidiary, SCH) acquired a 30% equity interest in BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector. Total acquisition cost amounted to US$16 million, or Php724 million, of which US$13 million, or Php601 million, was paid in cash and US$3 million, or Php123 million, worth of equipment and services was delivered by Smart in accordance with the subscription agreement. BOW provides GSM network on the seas through Altobridge, a patented GSM technology that will complement Smart’s prepaid wireless satellite phone service, SmartLink.

Investment of ePLDT in Philweb Corporation, or Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based online gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php503 million. Of the total subscription price, Php427 million was paid by ePLDT on the closing date. The portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s board of directors. The balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The unpaid subscription of Php75 million was recorded as part of accrued expenses and other current liabilities in the consolidated balance sheet.

In October 2006, ePLDT acquired an additional 8,037,692,308 shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 26.87% and 25.5% as at December 31, 2007 and 2006, respectively.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As at the end of December 2007, Philweb offers Internet Sports Betting in over 200 PAGCOR Internet Sports Betting Stations and over 70 Internet Casino Stations nationwide. As at December 31, 2007 and 2006, the market value of ePLDT’s investments in Philweb amounted to Php1,492 million and Php1,028 million, respectively.

Investment of ePLDT in BayanTrade Dotcom, Inc., or BayanTrade

BayanTrade was incorporated and registered with the Philippine SEC on August 8, 2000 to provide: (a) a business-to-business electronic purchasing market place to link buyers and suppliers of goods and services over the internet; (b) electronic catalogue purchasing facilities over the internet to buyers and suppliers; (c) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; and (d) facilitating services incidental to the business. BayanTrade is an e-procurement joint venture established together with six of the Philippines’ leading conglomerates. ePLDT’s initial shareholding in BayanTrade was 20.5%, which was subsequently diluted to 19.17% in August 2004 due to an equity call to which ePLDT did not subscribe. The dilution did not affect the degree of our representation on the board of directors of BayanTrade and significant influence was therefore retained.

In September 2005, ePLDT received 4,794,615 bonus warrants from BayanTrade which entitles ePLDT to purchase 2,794,615 common shares at a price of Php0.50 per share at any time on or before August 31, 2010.

Investment of ePLDT in ePDS, Inc., or ePDS

ePLDT entered into a joint venture agreement with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and G3 Worldwide ASPAC pursuant to which the parties formed ePDS, a bills printing company that does laser printing and enveloping services for statements, bills and invoices, and other value-added services for companies in the Philippines. ePLDT has a 50% interest in ePDS, while DataPost has a 30% interest. Spring, the largest international mail services provider, owns the remaining 20%. ePDS has an initial paid-up capital of Php11 million.

Summarized Financial Information of Equity Investees and Joint Ventures

The following table presents the summarized financial information of our investments in associates in conformity with IFRS for equity investees for which we have significant influence as at and for the years ended December 31, 2007 and 2006.

	2007	2006
	(in million pesos)
Consolidated Balance Sheets:
Noncurrent assets	1,383	1,333
Current assets	1,084	1,122
Capital deficiency	(8,340)	(9,618)
Noncurrent liabilities	10,162	10,029
Current liabilities	645	2,044

Consolidated Statements of Income
Revenues	863	1,194
Revenues less cost of revenues	746	654
Expenses	578	1,066
Net income (loss)	168	(412)

10. Investment Properties

	2007	2006
	(in million pesos)
Balance at beginning of year	587	701
Net gains (losses) from fair value adjustments	3	(2)
Disposals	(13)	(112)
Balance at end of year (Notes 3 and 26)	577	587

Investment properties are stated at fair values, which have been determined based on the latest valuations performed by Asian Appraisal Company, Inc., an independent firm of appraisers, which is an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by a market evidence in which assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm’s-length transaction at the dates of valuation. None of our investment properties are being leased to third parties that earn rental income.

11. Goodwill and Intangible Assets

Movements in goodwill and intangible assets are as follows:

	2007			2006
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
	(in million pesos)
Cost:
Balance at beginning of year	10,137	3,456	13,593	1,942	1,991	3,933
Additions during the year	2,231	607	2,838	8,498	1,540	10,038
Translation adjustments	(1,489)	(242)	(1,731)	(303)	(75)	(378)
Balance at end of year	10,879	3,821	14,700	10,137	3,456	13,593

Accumulated amortization and impairment:
Balance at beginning of year	438	941	1,379	438	446	884
Amortization during the year	–	390	390	–	450	450
Impairment during the year (Note 5)	1,191	53	1,244	–	50	50
Translation adjustments	–	(34)	(34)	–	(5)	(5)
Balance at end of year	1,629	1,350	2,979	438	941	1,379
Net balance (Notes 3 and 26)	9,250	2,471	11,721	9,699	2,515	12,214

2006 Acquisitions

ePLDT’s Acquisition of Level Up!

On February 16, 2006, ePLDT entered into a sale and purchase agreement to acquire a 60% equity interest of Level Up!, a leading publisher of online games in the Philippines, for a total consideration of US$7 million, or Php383 million. The transaction was completed on April 30, 2006. In August 2006, the shareholders agreement and share purchase agreement between ePLDT and Level Up! were amended to reflect the removal of earn-out and price adjustment provisions thereby fixing the acquisition for 60% equity interest of Level Up! at the aforementioned original purchase price of US$7 million, or Php383 million. As at April 30, 2006, the net cash outflow related to the acquisition was Php350 million, representing cash payments of Php383 million, net of cash acquired from Level Up! of Php35 million. Total cash payments include a purchase price consideration of Php381 million and incidental cost of Php2 million.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of Level Up! as at April 30, 2006 and the corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Value	Fair Value Recognized on Acquisition
	(in million pesos)
Assets:
Property, plant and equipment	129	129
Goodwill	–	597
Intangible assets	84	185
Prepayments and advances and refundable deposits –net of current portion	7	7
Cash and cash equivalents	35	35
Trade and other receivables	8	8
Inventories and supplies	1	1
Current portion of prepayments and advances and refundable deposits	20	20
	284	982
Liabilities:
Deferred income tax liabilities	–	60
Finance lease	49	49
Accounts payable	21	21
Accrued expenses and other current liabilities	104	104
Due to related parties	110	110
	284	344
Minority interest	–	255
Net assets acquired	–	383

Intangible assets, as determined by American Appraisal China, Limited, an independent appraiser, pertaining to Level Up!’s game license agreements for certain of its services amounted to Php185 million with an estimated remaining useful life of 5.67 years. Level Up! was accounted for in our consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php597 million in 2006. Goodwill pertains to the assembled workforce and other unidentified intangible assets that did not qualify as intangible assets under IAS 38, “Intangible Assets”. As at December 31, 2006, ePLDT provided impairment in value of its intangible assets in Level Up! amounting to Php50 million, representing a write-down of such intangible assets to recoverable amounts using the value in use approach. The impairment was a result of projected decline on revenues related to certain license agreements. Value in use was based on the discounted cash flow projections using the most recent financial forecast approved by our management.

Our consolidated revenues would have been increased by Php140 million while our net income would have been decreased by Php6 million for the year ended December 31, 2006 if the acquisition of Level Up! had actually taken place on January 1, 2006. Total net loss of Level Up! included in our 2006 consolidated statement of income from the time of acquisition until December 31, 2006 amounted to Php34 million.

ePLDT’s Acquisition of SPi

On July 11, 2006, ePLDT acquired a 100% equity interest in SPi and its direct and indirect Philippine and offshore subsidiaries for a total cash consideration of US$136 million. As part of the transaction, ePLDT also assumed a US$7 million debt owed by SPi to the seller at face value. In addition, ePLDT advanced US$16 million to SPi in order for SPi to fully pay its debt owed to DBS Bank Singapore. As at December 31, 2006, the net cash outflow related to the acquisition was Php7,028 million, representing cash payments of Php7,114 million, net of cash acquired from SPi of Php86 million. Total cash payments include a purchase price consideration of Php7,024 million and incidental cost of Php90 million.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of SPi as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Value		Fair Value Recognized on Acquisition
	In U.S. Dollar	In Php(1)	In U.S. Dollar	In Php(1)
	(in millions)
Assets:
Property, plant and equipment	16	862	19	1,019
Goodwill	72	3,830	130	6,906
Intangible assets	–	–	18	972
Prepayments and advances and refundable deposits – net of current portion	1	51	1	51
Cash and cash equivalents	2	86	2	86
Trade and other receivables	36	1,915	36	1,915
Current portion of prepayments and advances and refundable deposits	2	96	2	96
	129	6,840	208	11,045
Liabilities:
Deferred income tax liabilities	1	38	7	395
Deferred credits and other noncurrent liabilities	3	182	3	182
Accounts payable	54	2,942	54	2,942
Accrued expenses and other current liabilities	8	412	8	412
	66	3,574	72	3,931
Net assets acquired	63	3,266	136	7,114

(1) Converted to Philippine Peso using the exchange rate at the time of purchase of Php53.11 to US$1.00.

Intangible assets, as determined by an independent appraiser, amounted to Php972 million relating to SPi’s customer relationships and self-developed software with estimated remaining useful lives of seven and four years, respectively.

SPi was accounted for in the consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php6,906 million. Goodwill pertains to the assembled workforce of SPi and other unidentified intangible assets that did not qualify as intangible assets under IAS 38.

Our consolidated revenues would have been increased by Php1,724 million while our net income would have been decreased by Php295 million for the year ended December 31, 2006 if the acquisition of SPi and its direct and indirect Philippine offshore subsidiaries had actually taken place on January 1, 2006. Total net income of SPi and its direct and indirect Philippine offshore subsidiaries included in our 2006 consolidated statement of income from the time of acquisition until December 31, 2006 amounted to Php68 million.

ePLDT’s Acquisition of CyMed

On August 11, 2006, ePLDT, through its direct subsidiary SPi, acquired 100% equity interest of CyMed for an aggregate purchase price of US$37 million, inclusive of certain debt obligations. As at August 15, 2006, the net cash outflow related for this acquisition was Php1,774 million, representing cash payments of Php1,831 million, net of cash acquired from CyMed of Php57 million. Total cash payments include a purchase price consideration of Php1,716 million, working capital amounts and other net debt adjustments totaling Php102 million and incidental cost of Php13 million.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of CyMed as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Value		Fair Value Recognized on Acquisition
	In U.S. Dollar	In Php(1)	In U.S. Dollar	In Php(1)
	(in millions)
Assets:
Property, plant and equipment	1	39	1	39
Goodwill	2	108	25	1,223
Intangible assets	–	–	7	336
Deferred income tax assets	1	30	1	30
Cash and cash equivalents	1	57	1	57
Trade and other receivables	3	148	3	148
Notes receivable	2	108	2	108
Current portion of advances and refundable deposits	1	20	1	20
	11	510	41	1,961
Liabilities:
Interest-bearing financial liabilities – net of current portion	2	72	2	72
Accounts payable and other current liabilities	2	58	2	58
	4	130	4	130
Net assets acquired	7	380	37	1,831

(1) Converted to Philippine Peso using the exchange rate at the time of purchase of Php49.03 to US$1.00.

CyMed was accounted for in the consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php1,223 million. Goodwill pertains to assembled workforce of CyMed and other unidentified intangible assets that did not qualify as intangible assets under IAS 38.

Intangible assets pertaining to CyMed’s customer relationship was determined at Php336 million with an estimated useful life of five years. Intangible assets were valued by an independent appraiser.

Our consolidated revenues would have been increased by Php681 million while our net income would have been decreased by Php40 million for the year ended December 31, 2006 if the acquisition of CyMed had actually taken place on January 1, 2006. Total net loss of CyMed included in our 2006 consolidated statement of income from the time of acquisition until December 31, 2006 amounted to Php40 million.

2007 Acquisitions

SPi’s Acquisition of Springfield Service Corporation, or Springfield

On April 12, 2007, SPi acquired, through a wholly-owned U.S. subsidiary, a 100% equity interest in Springfield for an aggregate purchase price of US$35 million, or Php1,664 million, plus possible future earn-out payments with an aggregate fair value at acquisition date of US$18 million, or Php855 million. As at date of acquisition, the net cash outflow related to acquisition was US$35 million, or Php1,664 million, representing cash payments of US$34 million, or Php1,616 million, net of cash acquired from Springfield of US$1 million, or Php48 million, and incidental cost amounted to US$1.3 million, or Php63 million. Total purchase price consideration including the fair value of possible future earn-out payments at acquisition date amounted to US$53 million, or Php2,520 million, inclusive of other net debt adjustments totaling US$8 million, or Php380 million. As at December 31, 2007, the fair value of possible future earn-out payments, as revised after effecting adjustments on forecasted earn-out and accretion, amounted to US$25 million, or Php1,048 million. See Note 19 – Deferred Credits and Other Noncurrent Liabilities and Note 21 – Accrued Expenses and Other Current Liabilities.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of Springfield as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Value		Fair Value Recognized on Acquisition
	In U.S. Dollar	Php(1)	In U.S. Dollar	Php(1)
	(in millions)
Assets:
Property, plant and equipment	3	143	3	143
Goodwill	–	–	45	2,139
Intangible assets	7	333	8	380
Cash and cash equivalents	1	48	1	48
Trade and other receivables	3	143	3	143
	14	667	60	2,853
Liabilities:
Deferred income tax liabilities	1	48	4	190
Noncurrent liabilities	–	–	1	48
Accounts payable and other current liabilities	10	475	2	95
	11	523	7	333
Net assets acquired	3	144	53	2,520

(1) Converted to Philippine Peso using the exchange rate at the time of purchase of Php47.536 to US$1.00.

Springfield was accounted for in our consolidated financial statements using the purchase price method of accounting, which resulted in goodwill amounting to Php2,139 million. Goodwill pertains to the assembled workforce of Springfield and other unidentified intangible assets that did not qualify as intangible assets under IAS 38.

Intangible assets pertaining to Springfield customer relationship was determined at Php380 million with an estimated useful life of seven years. Intangible assets was valued by an independent appraiser based on multiple excess earnings approach using a discount rate of 15%.

Our consolidated revenues would have been increased by Php333 million while our net income would have been decreased by Php11 million for the year ended December 31, 2007 if the acquisition of Springfield had actually taken place on January 1, 2007. Total net income of Springfield included in our 2007 consolidated statement of income from the time of acquisition until December 31, 2007 amounted to Php164 million.

Smart’s Investment in 3rd Brand

In 2007, Smart also recognized intangible assets for technology and license costs in 3rd Brand amounting to US$4 million, or Php172 million. Said technology and license costs were estimated to have a useful life of 10 years.

Smart’s Supply Agreement with THISS Technologies Pte. Ltd., or THISS

In 2007, Smart recognized intangible assets for technology and license costs incurred in connection with SCH’s GSM connectivity service for the commercial shipping sector. Smart (through SCH) engaged the services of THISS as developer and supplier for this service. As at December 31, 2007, US$1 million, or Php41 million, has been recognized as intangible assets for this project.

Other Intangible Assets

Other intangible assets consist of:

			2007			2006
			Gross		Net	Gross		Net
	Estimated Useful Lives	Remaining Useful Lives	Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization
			(in million pesos)
Customer list	1 – 10 years	4 – 6 years	1,486	384	1,102	1,332	195	1,137
Spectrum	15 years	12 years	1,205	268	937	1,205	187	1,018
Technology application	4 – 10 years	2 – 10 years	812	516	296	601	471	130
Licenses	5 – 17 years	4 – 15 years	318	182	136	318	88	230
			3,821	1,350	2,471	3,456	941	2,515

The future amortization of other intangible assets as at December 31, 2007 is as follows:

(in million pesos)
2008	382
2009	378
2010	347
2011	317
2012 and onwards	1,047
Balance at end of year	2,471

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI

The test for recoverability of goodwill recognized in connection with the acquisition of SBI was applied to our wireless asset group, representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Although revenue streams may be segregated between Smart and SBI through subscribers availing themselves of their respective cellular and wireless broadband services, the cost items and cash flows are difficult to carve out, largely due to the significant portion of shared and common-used networks/platforms. In the case of SBI, it provides broadband wireless access to its subscribers using Smart’s cellular base stations, fiber optic and IP backbone. With the common use of wireless assets of Smart in providing wireless services, the lowest asset group for SBI for which cash flows could be clearly identified from other groups of assets is Smart’s wireless business segment.

Our wireless business segment is our largest revenue and cash flow contributor. As such, there is no impairment of our wireless business segment. As at December 31, 2007, the recoverable amount of this segment is determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by the board of directors, covering a 5-year period from 2008 to 2012. The pre-tax discount rate applied to cash flow projections is 8.4% and cash flows beyond the 5-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

Goodwill from Acquisition of SPi and its Subsidiary, CyMed

The goodwill acquired through the SPi and CyMed transactions was allocated for impairment testing to each of the cash-generating units of those businesses, namely medical transcription, litigation and publishing. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets/forecasts approved by the board of directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The discount rate applied was 15% which was based on the weighted cost of capital adjusted for the difference in currency and specific risks associated with the assets or business of a cash-generating unit.

We recognized an impairment loss of Php908 million in 2007 pertaining to the medical transcription business of SPi, since the carrying amount of the individual assets pertaining to the medical transcription business exceeded the recoverable amount in 2007.

Goodwill from Acquisition of Level Up!

Goodwill acquired from our acquisition of a 60% equity interest in Level Up! was tested for impairment where the recoverable amount was determined using the value in use approach. Value in use was based on the cash flow projections on the most recent financial budgets/forecasts approved by the board of directors. The discount rate applied was 22% which was based on the weighted cost of capital. We recognized an impairment loss of Php254 million pertaining to the goodwill of ePLDT’s acquisition of Level Up! in 2007.

Goodwill from Acquisition of Digital Paradise

Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets/forecast approved by the board of directors. The discount rate applied was 22%. We impaired goodwill acquired from ePLDT’s acquisition of Digital Paradise amounting to Php29 million in 2007.

12. Cash and Cash Equivalents

This account consists of:

	2007	2006
	(in million pesos)
Cash on hand and in banks (Note 26)	3,944	3,416
Temporary cash investments (Note 26)	13,503	13,454
	17,447	16,870

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.

13. Investment in Debt Securities

Investment of ePLDT in Stradcom International Holdings, Inc., or SIHI

ePLDT has a 22.5% interest in convertible securities of SIHI, the parent company of Stradcom Corporation, or Stradcom, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom’s continuous losses and recurring excess of current liabilities over current assets. On this basis, we recognized an impairment provision in respect of our total investment in SIHI of Php616 million in 2004.

In 2007, Stradcom entered into a Lenders’ Agreement for the issuance of Asset-Backed Bonds amounting to Php1.6 billion. The proceeds were used to payoff all of Stradcom’s debts and trade payables and capital expenditures for upgrade in its new inter-connectivity business, which is expected to contribute significantly to Stradcom’s operating results in future years.

On December 10, 2007, ePLDT and SIHI agreed to extend the redemption date of the convertible securities of SIHI owned by ePLDT to January 31, 2008 and fixed the redemption price at Php1,170 million as at December 31, 2007 (original maturity date) plus an additional amount of Php256,760 per day from December 31, 2007 until actual redemption of such shares. The redemption date was further extended to February 28, 2008, on which date SIHI paid Php1,187 million in final redemption amount.

As at December 31, 2007, with the foregoing development with Stradcom, the provision for impairment from investment in SIHI amounting to Php616 million was reversed to profit or loss. See Note 5 – Income and Expenses. Cumulative dividends and interest recognized in the consolidated statement of income amounted to Php499 million in 2007. As at December 31, 2007, the balance of investment in SIHI amounted to Php1,115 million. Investment in SIHI as at December 31, 2006 was carried at nil value.

Movements in the accumulated impairment losses are as follows:

	2007	2006
	(in million pesos)
Balance at beginning of year	616	616
Reversal of impairment provision for the year	(616)	–
Balance at end of year	–	616

14. Trade and Other Receivables

This account consists of receivables from:

	2007	2006
	(in million pesos)
Retail subscribers (Note 26)	8,179	7,874
Corporate subscribers (Notes 22 and 26)	7,915	8,160
Foreign administrations (Note 26)	5,371	6,342
Domestic carriers (Note 26)	1,884	1,965
Dealers, agents and others (Notes 22 and 26)	2,151	2,587
	25,500	26,928
Less allowance for doubtful accounts	12,855	16,770
	12,645	10,158

Movements in the allowance for doubtful accounts are as follows:

	Total	Retail Subscribers	Corporate Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2007
Balance at beginning of year	16,770	5,847	6,418	2,506	504	1,495
Provisions for the year (Notes 3 and 5)	417	226	151	–	–	40
Translation adjustments	(91)	–	(91)	–	–	–
Reversals/reclassifications	(889)	213	(603)	(175)	(123)	(201)
Write-offs	(3,352)	(1,968)	–	(1,284)	–	(100)
Balance at end of year	12,855	4,318	5,875	1,047	381	1,234

Individual impairment	12,115	3,944	5,509	1,047	381	1,234
Collective impairment	740	374	366	–	–	–
	12,855	4,318	5,875	1,047	381	1,234

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	12,168	3,951	5,555	1,047	381	1,234

December 31, 2006
Balance at beginning of year	18,525	7,657	6,196	2,497	780	1,395
Provisions for the year (Notes 3 and 5)	736	273	324	25	–	114
Translation adjustments	(24)	–	(24)	–	–	–
Business combination	71	–	71	–	–	–
Reversals/reclassifications	(654)	(317)	(45)	(16)	(276)	–
Write-offs	(1,884)	(1,766)	(104)	–	–	(14)
Balance at end of year	16,770	5,847	6,418	2,506	504	1,495

Individual impairment	15,828	5,180	6,143	2,506	504	1,495
Collective impairment	942	667	275	–	–	–
	16,770	5,847	6,418	2,506	504	1,495

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	15,895	5,190	6,200	2,506	504	1,495

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunication carriers. The aforementioned amount of receivable is shown net of related payable to the same telecommunications carriers because a legal right of offset exists.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers up to September 30, 2007 for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse against PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD. The RPD expired on December 4, 2007.

Sale of receivables under the RPD amounted to US$4 million, or Php167 million, and US$6 million, or Php272 million, for the years ended December 31, 2007 and 2006, respectively. Loss on sale of receivables under the RPD included in other expenses account amounted to US$0.1 million, or Php6 million and US$0.5 million, or Php27 million for the years ended December 31, 2007 and 2006, respectively.

15. Inventories and Supplies

This account consists of:

	2007	2006
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	554	556
At cost	808	719
Spare parts and supplies:
At net realizable value	502	513
At cost	1,385	1,397
Others:
At net realizable value	111	161
At cost	112	161
At lower of cost or net realizable value (Note 26)	1,167	1,230

16. Prepayments

This account consists of:

	2007	2006
	(in million pesos)
Prepaid taxes (Notes 6 and 25)	3,995	4,844
Prepaid fees and licenses (Notes 5 and 25)	236	24
Prepaid insurance (Note 22)	184	189
Prepaid rent (Note 24)	61	128
Other prepayments	173	150
	4,649	5,335
Less – current portion of prepayments	2,368	3,967
Net of noncurrent portion of prepayments	2,281	1,368

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

17. Equity

The movement of PLDT’s capital accounts for the years ended December 31, 2006 and 2007 are as follows:

	Preferred Stock – Php10 par value per share
	Series A to HH	IV	Total Preferred Stock		Common Stock – Php5 par value per share
	No. of Shares			Amount	No. of Shares	Amount
	(in millions)
Authorized			823	Php8,230	234	Php1,170
Outstanding
Balance at January 1, 2006	407	36	443	Php4,433	181	Php904
Conversion	(1)	–	(1)	(11)	7	38
Issuance	–	–	–	2	–	–
Balance at December 31, 2006	406	36	442	Php4,424	188	Php942

Balance at January 1, 2007	406	36	442	Php4,424	188	Php942
Conversion	(1)	–	(1)	(8)	–	1
Issuance	–	–	–	1	–	–
Balance at December 31, 2007	405	36	441	Php4,417	188	Php943

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to EE 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the board of directors which, as at December 31, 2007, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

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

On January 30, 2007, the board of directors designated 150,000 shares of serial preferred stock as Series HH 10% Cumulative Preferred Stock for issuance from January 1, 2007 up to December 31, 2009.

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

Common Stock

On January 29, 2008, our board of directors approved a share buyback program of up to two million shares of PLDT’s common stock, representing approximately 1.1% of PLDT’s total outstanding shares of common stock. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholder value. This also reinforces initiatives that PLDT has already undertaken such as the declaration of special dividends in addition to the regular dividend pay out of 70% on common shares, after having determined that PLDT has the capacity to pay additional returns to shareholders. The share buyback program contemplates that PLDT will reacquire shares on an opportunistic basis, direct from the open market through the trading facilities of the PSE and NYSE.

As at March 25, 2008, we acquired a total of 98,000 shares of common stock based on the buyback program. See also Note 7 – Earnings Per Common Share.

18. Interest-bearing Financial Liabilities

This account consists of the following:

	2007	2006
	(in million pesos)
Long-term portion of interest-bearing financial liabilities - net of current portion:
Long-term debt (Note 26)	53,372	63,769
Obligations under finance lease (Notes 8 and 26)	15	106
Preferred stock subject to mandatory redemption (Note 26)	–	1,369
	53,387	65,244

Current portion of interest-bearing financial liabilities:
Notes payable	493	201
Long-term debt maturing within one year (Note 26)	6,775	16,184
Obligations under finance lease maturing within one year (Notes 8 and 26)	481	924
Preferred stock subject to mandatory redemption (Note 26)	1,015	–
	8,764	17,309

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in the financial liabilities are as follows:

	2007	2006
	(in million pesos)
Long-term debt	4,472	5,953
Obligations under finance lease (Notes 8 and 26)	444	540
Preferred stock subject to mandatory redemption	56	260
Total unamortized debt discount at end of year	4,972	6,753

The following table describes all changes to unamortized debt discount as at December 31, 2007 and 2006.

	2007	2006
	(in million pesos)
Unamortized debt discount at beginning of year	6,753	13,347
Additions during the year	59	48
Settlements and conversions during the year	(96)	(2,733)
Revaluations during the year	(678)	(595)
Accretion during the year charged to interest expense	(1,066)	(3,314)
Total unamortized debt discount at end of year	4,972	6,753

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	2007		2006
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 7.58% and US$ LIBOR + 0.55% - 2.5% in 2007 and 2006	US$130	Php5,365	US$201	Php9,877
Finnvera, Plc, or Finnvera	US$ LIBOR + 0.05% in 2007 and 7.53% - 7.75% and US$ LIBOR + 0.05% in 2006	49	2,048	69	3,381
Nippon Export and Investment Insurance of Japan, or NEXI	US$ LIBOR + 1% in 2007 and in 2006	–	–	25	1,215
Others	6.60% and US$ LIBOR + 0.15% - 0.65% and GOVCO’s cost + 0.20% in 2007 and 5.83% - 6.6% and US$ LIBOR + 0.15% - 1.60% and GOVCO’s Cost + 0.20% in 2006	1	47	10	508
		180	7,460	305	14,981
Fixed Rate Notes	7.85% - 11.375% in 2007 and 2006	676	28,016	835	40,971
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1% in 2007 and 2006	187	7,742	176	8,615
GSM Network Expansion Facilities	4.49% - 4.70% and US$ LIBOR + 0.75% - 0.815% in 2007 and 4.49% - 4.70% and US$ LIBOR + 0.815% - 3.25% in 2006	194	8,024	194	9,509
Others	US$ LIBOR + 0.40% and 6% - 10% in 2007 and US$ LIBOR + 0.40% - 3.625% and 1.75% - 10% in 2006	4	153	10	487
Satellite Acquisition Loans	5.66% and US$ LIBOR + 1.75% - 2.75% in 2007 and 2006	28	1,145	42	2,083
		US$1,269	52,540	US$1,562	76,646

Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	5.625% - 15% in 2007 and 15% - 15.816% in 2006		4,967		808
Term Loans:
Secured Term Loans	7.09%, MART1 + 5.70% and 90-day PHILBOR + 3% in 2007 and 7.09% – 15% and 90-day PHILBOR + 3% in 2006		6		11
Unsecured Term Loans	6.125% and MART1 + 0.75% in 2007 and MART1 + 0.75% in 2006		2,634		2,488
			7,607		3,307
Total long-term debt			60,147		79,953
Less portion maturing within one year (Note 26)			6,775		16,184
Noncurrent portion of long-term debt (Note 26)			Php53,372		Php63,769

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at December 31, 2007 are as follows:

	U.S. Dollar Loans		Php Loans	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2008	152	6,315	558	6,873
2009	274	11,353	570	11,923
2010	82	3,391	568	3,959
2011	26	1,075	568	1,643
2012 and onwards	841	34,837	5,384	40,221
	1,375	56,971	7,648	64,619

U.S. Dollar Debt:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at December 31, 2007, we owed an aggregate principal amount of US$130 million, or Php5,365 million, to KfW, as follows:

  US$95 million provided under various export credit agency-backed facilities, of which US$14 million was in connection with our expansion and service improvement programs, and US$81 million in connection with the US$149 million refinancing facility discussed below; and

  US$35 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$22 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We have drawn US$140 million, or Php5,796 million, under this facility as at December 31, 2007. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$55 million will mature in 2008, US$44 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Finnvera, Plc, or Finnvera

As at December 31, 2007, a principal amount of US$50 million (US$49 million, net of unamortized debt discount of US$1 million), or Php2,070 million (Php2,048 million, net of unamortized debt discount of Php22 million) of Smart’s debt was provided by various banks under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by a guarantee from Finnvera, the Finnish Export Credit Agency, for 100% of political and commercial risk for the refinancing facility of GSM Phases 5A and 5B.

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

Of the amount outstanding under the remaining Finnvera guaranteed loan, US$20 million will mature in 2008, US$20 million will mature in 2009 and US$10 million will mature in 2010. Principal amortization on this loan is payable in equal semi-annual installments.

Nippon Export and Investment Insurance of Japan, or NEXI

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and US$40 million on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. The outstanding balance was fully paid in the amount of US$25 million on May 25, 2007.

Other Export Credit Agency Supported Loans

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including the Export-Import Bank of the United States, and the respective export credit agencies of France and Italy, in the aggregate outstanding principal amount of US$1 million, or Php47 million, as at December 31, 2007. The outstanding balance under this loan will mature on various dates from April 1, 2008 to September 15, 2008. Smart, likewise, obtained loans guaranteed by the export credit agencies of Calyon (SACE) Hypo (GIEK). The outstanding balance was fully paid in the amounts of US$0.5 million and US$0.7 million on May 30, 2007 and October 1, 2007, respectively.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2007 and 2006:

Principal Amount	Interest Rate	Maturity Date	2007	2006
			(in millions)
US$300,000,000	8.350%	March 6, 2017	US$296	Php12,273	US$296	Php14,523
US$250,000,000	11.375%	May 15, 2012	245	10,136	244	11,963
US$135,886,000	10.500%	April 15, 2009	135	5,607	166	8,148
US$ 19,310,000	10.625%	May 15, 2007	–	–	19	941
US$110,068,000	7.850%	March 6, 2007	–	–	110	5,396
			US$676	Php28,016	US$835	Php40,971

Consent Solicitation for the US$175 Million 10.5% Notes due 2009, or 2009 Notes, US$250 Million 11.375% Notes due 2012, or 2012 Notes, and US$300 Million 8.35% Notes due 2017, or 2017 Notes

In 2007, we conducted a consent solicitation of holders of our 11.375% Notes due 2012, 10.5% Notes due 2009 and 8.35% Notes due 2017, or the Notes, in respect of amendments to the terms of the Notes that allow PLDT greater flexibility to make certain restricted payments, pay dividends or make distributions, while reducing PLDT’s permitted leverage ratios pursuant to the terms of the Notes. These amendments to the terms of the Notes became effective on December 3, 2007, the date on which PLDT made the applicable consent payments, after holders of more than 51% of the aggregate principal amount of the Notes gave their consents for these amendments to the terms of the Notes prior to the expiration of the consent solicitation period and after the execution of relevant amendments to the indentures governing the Notes on November 21, 2007.

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million.

The breakdown of the total outstanding amount of Smart debt issued to participating Piltel creditors is as follows:

•    2007 Facility in the amount of US$0.2 million which was payable in full in December 2007;

•    2008 Facility in the amount of US$2.9 million will be payable in full in December 2008; and

•    2014 Facility in the amount of US$280.1 million will be payable in full in June 2014.

As at December 31, 2007, outstanding balance of the 2008 Facility and the 2014 Facility amounted to US$283 million (US$187 million, net of unamortized debt discount of US$96 million), or Php11,721 million (Php7,742 million, net of unamortized debt discount of Php3,979 million). The 2007 Facility was fully paid in the amount of US$0.2 million on December 28, 2007.

Interest for the 2008 Facility and the 2014 Facility is payable every quarter at a floating rate of three months US$ LIBOR plus 1.00% for the 2008 Facility, and a fixed rate of 2.25% per annum for the 2014 Facility. Furthermore, a portion of the 2014 Facility amounting to US$144 million has a variable yield option whereby the creditors have an option to elect for an early repayment at a discount in December 2008 at 57.5% of the relevant debt amount.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility to finance the related Phase 7 GSM equipment and services. The facility was awarded to ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers with Finnish Export Credit, Plc as the Lender. The full amount of the facility was drawn on November 22, 2004 at a fixed rate of 4.49%, of which US$42 million, or Php1,723 million, remained outstanding as at December 31, 2007. The loan is payable over five years in ten equal semi-annual payments starting May 2005 with final repayment in November 2009.

On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in ten equal installments commencing six months from the first drawdown date at a floating interest rate of US$ LIBOR plus 0.815% margin per annum. The facility was drawn in full on July 11, 2006 for the full amount of US$30 million at a floating interest rate of 6.21% (5.40% US$ LIBOR plus 0.815% per annum margin). The first installment payment commenced on January 11, 2007 with final repayment on July 11, 2011. The amount of US$24 million, or Php994 million, remained outstanding as at December 31, 2007.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with FEC as the Lender. Smart opted to utilize only a total of US$67 million which was drawn on February 15, 2006 and March 13, 2006 for US$10 million and US$57 million, respectively. The undrawn balance of US$3 million was cancelled. The facility is a 5-year term loan payable in 10 equal semi-annual installments with final repayment on September 1, 2010. Interest is payable semi-annually at a fixed rate of 4.515% per annum. As at December 31, 2007, US$44 million, or Php1,816 million, remained outstanding.

On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is FEC with ABN AMRO Bank N.V., Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a 5-year term loan payable in 10 equal semi-annual installments commencing six months from the drawdown date at a commercial interest reference rate, or CIRR, fixed rate of 4.05% per annum plus 0.65% margin. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. The first installment commenced on January 16, 2007 with final repayment on July 15, 2011. As at December 31, 2007, US$35 million, or Php1,464 million, remained outstanding.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a 5-year loan payable in 18 equal and consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at three-month US$ LIBOR plus 0.75% per annum margin. The facility was drawn on October 10, 2007 for the full amount of US$50 million. The first installment will commence on July 10, 2008 with final repayment on October 10, 2012. As at December 31, 2007, US$50 million, or Php2,071 million, remained outstanding.

As at December 31, 2007, the aggregate outstanding balance of these loans amounted to US$195 million (US$194 million, net of unamortized debt discount of US$1 million), or Php8,068 million (Php8,024 million, net of unamortized debt discount of Php44 million).

Other Term Loans

On July 1, 2004, CyMed availed itself of a 5-year interest-bearing advance from an officer of CyMed to fund its operating expenses, including salaries and other incidental expenses. The outstanding balance of this loan as at December 31, 2007 amounted to US$1 million, or Php26 million, which is payable quarterly until July 31, 2009.

On October 10, 2007, Smart signed a US$50 million 5-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Brance (Nord/LB) as the original lender with Standard Chartered Bank (Hong Kong) Ltd. as the facility agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments.

Satellite Acquisition Loans

Mabuhay Satellite had a credit agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2004, Ex-Im Bank approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1½ years to July 15, 2007 and reducing the interest rate by 1% to 5.6%. The revised repayment terms have been approved by the majority of the local creditor banks. On the extended maturity date, the outstanding balance was fully paid in the amount of US$5 million, or Php236 million.

Mabuhay Satellite has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit in favor of Ex-Im Bank, as security under the above credit agreement and a term loan to Mabuhay Satellite which term loan will mature on various dates from 2007 to 2009. The irrevocable standby Letters of Credit have been cancelled after the above described full payment of the Ex-Im loan. As at December 31, 2007, the outstanding amount under the term loan was US$28 million, or Php1,145 million.

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

In 2006, the Banks have approved Mabuhay’s request to extend the maturity of the loan under the Omnibus Agreement by two years to October 20, 2009, with a 1% increase in the margin on the deferred amount.

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

Php5 Billion Peso Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5 billion unsecured fixed rate corporate notes, comprised of Series A notes amounting to Php3.8 billion and Series B notes amounting to Php1.2 billion with five and ten year terms, respectively. Series A notes were priced at 5.625%, while Series B notes were priced at 6.500%. Funds raised from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amount of Php5 billion remained outstanding as at December 31, 2007.

Term Loans

Secured Term Loans

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into a three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. This loan was fully paid on March 31, 2007.

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of Php2,500 million. The facility is a five-year loan payable in 18 equal consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at three-month MART plus 0.75% per annum margin. The facility was drawn on December 11, 2006 for the full amount of Php2,500 million at a floating interest rate of 6.02% (5.27% three-month MART1 plus 0.75% per annum margin). The first installment commenced on September 11, 2007 with final repayment on December 9, 2011. The outstanding balance of this loan as at December 31, 2007 amounted to Php2,222 million (Php2,214 million, net of unamortized debt discount of Php8 million).

Php400 Million and Php20 Million Refinancing Loans

On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million, respectively, to refinance their respective participations in the Ten-Year Note under the Php1,270 million Peso Fixed Rate Corporate Notes which were repaid on June 12, 2007. Interest is payable quarterly. Both refinancing loans will mature on June 12, 2014.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances and require us to comply with specified financial ratios and other financial tests, calculated in conformity with IFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 88% of PLDT’s total consolidated debts are denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) making investments; (d) extending loans; (e) extending guarantees or assuming the obligations of other persons; (f) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock, (g) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (h) creating any lien or security interest; (i) permitting set-off against amounts owed to PLDT; (j) merging or consolidating with any other company;
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

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a consolidated debt to consolidated equity ratio of not more than 1.5:1.0, a consolidated debt to consolidated EBITDA ratio of not more than 3:1 and a debt service coverage ratio of not less than 1.5:1.0. As at December 31, 2007, Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

The Omnibus Agreement of Mabuhay Satellite imposes several negative covenants which, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

As at December 31, 2007, we are in compliance with all of our debt covenants.

Obligations Under Finance Lease

The future minimum payments for finance leases as at December 31, 2007 are as follows:

Year	(in million pesos)
2008	925
2009	15
Total minimum lease payments (Note 24)	940
Less amount representing interest	444
Present value of net minimum lease payments (Note 3)	496
Less obligations under finance lease maturing within one year (Notes 8 and 26)	481
Long-term portion of obligations under finance lease (Notes 8 and 26)	15

Municipal Telephone Projects

In 1993, PLDT entered into two (2) lease agreements (the “Financial Lease Agreements, or FLAs”) with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the provinces of Bohol and Batangas established under the Municipal Telephone Act. Under these FLAs, PLDT was granted the exclusive right to provide telecommunications management services, to expand telecommunications services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the telecommunications facilities/properties shall be transferred to PLDT upon expiration of the lease term. As at December 31, 2007, PLDT’s aggregate remaining obligation under this agreement was approximately Php393 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the FLA in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair has made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the Bohol telecommunications system as PLDT had infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of Public Telecommunications Policy Act, or R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving its originally projected profitability, thereby rendering it impossible for PLDT to continue fulfilling its obligations under the FLA.

Although several discussions have been held since 2002, no mutually acceptable agreement has been reached between the parties. On June 30, 2004, DOTC advised PLDT that the request for termination of the FLA for Bohol telecommunications system has been referred to the Department of Justice, or DOJ, as government agencies such as the DOTC are required to refer all interpretation of contracts and agreements to the DOJ Secretary as attorney-general of the national government. On May 5, 2005, PLDT received a letter from the DOTC stating that PLDT is in default for failure to remit to DOTC the quarterly installments under the FLA.

Due to the failure of the parties to amicably settle their dispute, the dispute was referred to arbitration. On October 11, 2007, the arbitral committee issued a final award which held that the FLA relating to Bohol was validly terminated effective July 1, 2004. In spite of the valid pre-termination of the FLA, however, the arbitral committee decreed that there remained particular payments due from PLDT to DOTC, particularly on the lease rentals that have accrued as of the date of termination of the FLA, and the net present value of the facilities. Moreover, the arbitral committee decreed that payment by PLDT of the net present value of the facilities and the transfer fee will result in the transfer of ownership of the facilities to PLDT. Hence, under the final award, the arbitral committee awarded in favor of DOTC a total amount of Php293 million, which amount PLDT has fully paid on various dates between September 26, 2007 and January 8, 2008. The arbitral committee’s final award was confirmed by the Regional Trial Court (Branch 121) of Mandaluyong City in an Order dated November 20, 2007.

As at December 31, 2007, the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system has been fully depreciated, while the net book value of corresponding finance lease obligation amounted to Php277 million.

Piltel entered into an agreement for the financial lease of the Palawan Telecommunications System of the Municipal Telephone Public Office with the DOTC on September 3, 1994. The Municipal Telephone Public Office Contract is a 30-year contract for Piltel to lease facilities for public call office stations in the Palawan area, with revenues going to Piltel. In consideration, Piltel pays the DOTC an escalating annual lease fee. The total lease payment for thirty years is Php483 million. As at December 31, 2007, Piltel’s aggregate remaining obligation under this agreement was approximately Php43 million.

Other Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and ePLDT have finance lease obligations in the aggregate amount of Php504 million as at December 31, 2007 in respect of office equipment.

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

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption for 2007 and 2006 are as follows:

	2007			2006
	Series V	Series VI	Total	Series V	Series VI	Series VII	Total
	(in million pesos)
Balance at beginning of year	61	1,308	1,369	272	6,321	5,381	11,974
Accretion	10	131	141	13	481	282	776
Conversion	(22)	(291)	(313)	(224)	(5,253)	(5,543)	(11,020)
Revaluation	–	(182)	(182)	–	(241)	(120)	(361)
Balance at end of year (Notes 24 and 26)	49	966	1,015	61	1,308	–	1,369

PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As discussed below, as at December 31, 2006, all Series VII Convertible Preferred Stock had been converted. Shares of Series V and VI Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on June 4, 2008, the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the Series V and VI Convertible Preferred Stock, will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.

The Series V Convertible Preferred Stock was designated as a compound instrument consisting of liability and equity components. The fair value of the Series V Convertible Preferred Stock was determined on the issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets. The residual amount was assigned as the equity component.

The cost of each foreign currency component of the Series VI and VII Convertible Preferred Stock Series VI and VII was designated as a debt instrument with embedded call options. The fair value of the Series VI and VII Convertible Preferred Stock was determined on the issue date, of which the fair value of embedded call options was bifurcated and accounted for separately. See Note 2 – Summary of Significant Accounting Policies and Practices and Note 26 – Financial Assets and Liabilities. The residual amount was assigned as a liability component and recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets.

The difference between the amount designated as liability components of the Series V, VI and VII Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged to interest for the years ended December 31, 2007 and 2006 amounted to Php141 million and Php776 million, respectively.

“Preferred Stock Subject to Mandatory Redemption” amounted to Php1,015 million and Php1,369 million as at December 31, 2007 and 2006, respectively, after revaluation of Series VI and VII Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at December 31, 2007 and 2006, 11,147,451 shares and 10,937,309 shares, respectively, of the Series V, VI and VII Convertible Preferred Stock had been voluntarily converted into PLDT common shares. On August 18, 2006, all of the remaining 3,842,000 shares of the Series VII Convertible Preferred Stock had been voluntarily converted into shares of PLDT’s common stock. As at December 31, 2007, 30,790 shares of the Series V and 680,303 shares of the Series VI Convertible Preferred Stock remained outstanding. On March 4, 2008, PLDT issued a notice to the effect that all of the Series V and VI Convertible Preferred Stock originally issued on June 4, 2001 and outstanding as at June 4, 2008 will be mandatorily converted on June 5, 2008 to shares of PLDT’s common stock. The aggregate redemption value of the outstanding shares of the Series V and VI Convertible Preferred Stock amounted to Php1,070 million and Php1,629 million as at December 31, 2007 and 2006, respectively. See Note 24 – Contractual Obligations and Commercial Commitments.

The corresponding dividends on these shares charged as interest expense amounted to Php17 million and Php130 million for the years ended December 31, 2007 and 2006, respectively. See Note 5 – Income and Expenses.

Notes Payable

In 2006, SPi obtained unsecured dollar-denominated short-term notes payable from various local commercial banks amounting to US$4.09 million. In 2007, additional short-term unsecured dollar-denominated notes payable were obtained from various banks totaling US$4.8 million. Interest on the notes range from 6.9% to 7.5% of the outstanding balance per annum and the notes are payable within 90 to 360 days from the availment date. The outstanding balance of US$10 million, or Php416 million, as at December 31, 2007 will mature on various dates from January 31, 2008 to December 8, 2008.

In 2006, CyMed obtained two-year interest bearing notes payable amounting to US$3.4 million from its previous shareholders. Interest on the notes payable is 6.2% per annum. The outstanding balance of US$2 million, or Php67 million, as at December 31, 2007 will mature in August 2008.

On June 1, 2007, SPi America LLC obtained short-term interest-bearing notes payable amounting to US$0.5 million, or Php22 million, in payment for software license. The loan is payable within one year in four equal quarterly payments of principal and interest commencing on September 1, 2007. Interest on the loan is 5% per annum. The outstanding balance of US$.02 million, or Php10 million, as at December 31, 2007 will mature on various dates from March 1, 2008 to June 1, 2008.

19. Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	2007	2006
	(in million pesos)
Accrual of capital expenditures under long-term financing	7,554	5,646
Liabilities on asset retirement obligations (Notes 3 and 8)	952	831
Future earn-out payments – net (Notes 2 and 11)	782	–
Unearned revenues (Note 21)	290	985
Prepayments received under a receivables purchase facility (Note 14)	–	205
Others	54	836
	9,632	8,503

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not expected to be settled within one year and refinanced by long-term debt.

20. Accounts Payable

This account consists of:

	2007	2006
	(in million pesos)
Suppliers and contractors (Notes 24 and 26)	8,672	5,428
Carriers (Note 26)	1,843	1,593
Taxes (Note 25)	1,648	1,286
Related parties (Note 22)	29	133
Others	61	194
	12,253	8,634

21. Accrued Expenses and Other Current Liabilities

This account consists of:

	2007	2006
	(in million pesos)
Accrued utilities and related expenses (Note 22)	10,823	8,078
Unearned revenues (Note 2)	4,024	4,033
Accrued employee benefits (Note 23)	2,837	7,474
Accrued interests and other related costs (Notes 18 and 22)	1,234	1,768
Accrued taxes and related expenses (Notes 24 and 25)	977	756
Current portion of future earn-out payments (Notes 2 and 11)	266	–
Payable in installment purchase of equity investment (Note 11)	123	–
Others	1,645	1,026
	21,929	23,135

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

22. Related Party Transactions

a. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), PLDT was granted the exclusive right to sell AIL services as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).

Under the Original ATPA, the Minimum Air Time Purchase Obligation and the Supplemental Air Time Purchase Obligation terminated upon the earlier of (i) the expiration of the Minimum Purchase Period and
(ii) the date on which all indebtedness incurred by AIL to finance the AIL System has been repaid. AIL indebtedness consists of: (1) loans with several financial institutions (the “Banks”) under the Credit Agreement dated March 12, 1997, as amended from time to time, including the amendment through the rescheduling agreement, dated September 30, 2002, which extended the principal repayment dates to agreed periods with final maturity date on January 31, 2012 (collectively, the “Amended Credit Agreement”); and (2) amounts owing to MMOC under the Spacecraft Contract dated August 28, 1995, as amended on December 30, 1998.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the NSPs inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted.

On September 1, 2006, AIL, PT Asia Cellular Satellite, a 95%-owned subsidiary of AIL, and Inmarsat Global Limited, or Inmarsat, reached an agreement to pool their resources to develop powerful and novel product and service offerings in the Asian region, founded on their respective mobile satellite communications networks, with (a) Inmarsat performing the role of satellite and network operator and wholesale product and services developer and (b) AIL performing the role of wholesale and retail distributor of products and services.

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

On September 1, 2006, AIL and PT Asia Cellular Satellite entered into a term sheet, as amended on October 20, 2006 and further amended on November 20, 2006 (the “Banks Terms Sheet”), with a majority of the banks, as the basis for negotiations between the parties thereto with a view to enter into an agreement to further amend the Amended Credit Agreement with AIL’s bank creditors. Under the Banks Terms Sheet, a majority of the banks agreed, subject to satisfaction of certain conditions, among other things, to amend the Original ATPA as set forth in an attachment to the Banks Terms Sheet and to restructure AIL’s indebtedness. Pursuant to the business collaboration arrangements between AIL and Inmarsat, on September 1, 2006, Inmarsat made the first payment of US$4 million to AIL which was used to pay principal and interest payable to the banks in accordance with the Banks Terms Sheet.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the Banks Terms Sheet (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500,000 worth of air time annually over a period ending upon the earlier of (i) the expiration of the Minimum Purchase Period and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date. Moreover, pursuant to a letter of confirmation, dated February 1, 2007, the banks released and discharged PLDT and ACeS Philippines and their respective subsidiaries from any and all obligations and liabilities under the Original ATPA and related agreements.

Moreover, in accordance with the above contractual arrangements, ACeS Philippines acquired (i) from LMGT Holdings (ACeS), Inc., or LMGT, 50% of its equity interest in AIL for a consideration of US$0.75 million pursuant to a sale and purchase agreement entered into on February 1, 2007 and (ii) from Tera Global Investment Ltd., or TGIL, for a nominal consideration, 50% of TGIL’s interest in a promissory note issued by AIL, which 50% interest represents an aggregate amount of US$44 million, or the Transferred AIL Note, together with related security interests pursuant to a sale agreement entered into on February 1, 2007. Immediately thereafter, a portion of the Transferred AIL Note was converted into shares of AIL and the balance was converted into non-interest bearing convertible bonds of AIL. As a result of these transactions, ACeS Philippines equity holdings in AIL increased from 20% in 2006 to 36.99% as at the date of this report.

Total fees under the Amended ATPA amounted to Php160 million and Php199 million for the years ended December 31, 2007 and 2006, respectively. The Amended ATPA did no longer qualify as an onerous contract under the provision of IAS 10, “Events After the Balance Sheet Date”, since the cost of meeting the obligations under the Amended ATPA is below or within the estimated benefits that PLDT is expected to receive by it. Net provisions for onerous contact amounting to US$72 million, or Php3,529 million, were reversed on December 31, 2006, excluding the amount paid or to be paid in relation to the Amended ATPA. As a result, as at December 31, 2007 and 2006, outstanding obligations of PLDT under the Amended ATPA amounted to Php93 million and Php24 million, respectively.

b. Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at and for the years ended December 31, 2007 and 2006 are as follows:

1. Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DoCoMo, the FP Parties, NTT Communications and NTT DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•         Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DoCoMo. Each of NTT Communications and NTT DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of then issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of then issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•         Limitation on Competition. NTT Communications, NTT DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intends to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•         Business Cooperation. PLDT and NTT DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DoCoMo.

•         Additional Rights of NTT DoCoMo. Pursuant to amendments effected by the Cooperation Agreement to the Strategic Agreement and the Shareholders Agreement, upon NTT Communications and NTT DoCoMo and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DoCoMo has additional rights under the Strategic Agreement and Shareholders Agreement, including that:

1.     NTT DoCoMo is entitled to nominate one additional NTT DoCoMo nominee to the board of directors of each PLDT and Smart;

2.     PLDT must consult NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DoCoMo, or which NTT DoCoMo has announced publicly an intention to carry on;

3.     PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.     PLDT must first consult with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

As at February 29, 2008, NTT Communications and NTT DoCoMo together beneficially owned 20.86% of the outstanding shares of PLDT’s common stock.

•         Change in Control. Each of NTT Communications, NTT DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the board of directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the board of directors of PLDT and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the board of directors of PLDT as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not reasonably be satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the board of directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•         Termination. If NTT Communications, NTT DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2. Integrated i-mode Services Package Agreement between NTT DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and NTT DoCoMo on February 15, 2006, under which NTT DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from NTT DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. Smart has no outstanding obligation under this agreement as at December 31, 2007. Outstanding obligation under this agreement amounted to Php53 million as at December 31, 2006. Total royalty fees charged to operations under this agreement amounted to Php88 million and Php53 million as at December 31, 2007 and 2006, respectively.

3. Advisory Services Agreement between NTT DoCoMo and PLDT

An Advisory Services Agreement was entered into by NTT DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, said agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php73 million and Php44 million for the years ended December 31, 2007 and 2006, respectively. Outstanding liability under this agreement amounted to Php12 million and Php32 million as at December 31, 2007 and 2006, respectively.

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

Total fees under these agreements amounted to Php177 million and Php184 million for the years ended December 31, 2007 and 2006, respectively. As at December 31, 2007 and 2006, outstanding obligations of PLDT under these agreements amounted to Php28 million and Php18 million, respectively.

5. Agreements between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which is effective until February 23, 2008 and is subject to renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php656 million and Php591 million for the years ended December 31, 2007 and 2006, respectively. As at December 31, 2007, Smart had advanced the payment of service fees to ALBV amounting to Php87 million. Smart’s outstanding liability to ALBV amounted to Php128 million as at December 31, 2006.

6. Agreements Relating to Insurance Companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php339 million and Php360 million for the years ended December 31, 2007 and 2006, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan, respectively.

Compensation of Key Management Personnel of the PLDT Group

PLDT Group’s compensation of key management personnel by benefit type follows:

	2007	2006
	(in million pesos)
Short-term employee benefits	781	698
Share-based payments (Note 23)	299	978
Post-employment benefits (Note 23)	58	30
	1,138	1,706

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

23. Share-based Payments and Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the board of directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT, and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the board of directors. About 1.3 million shares of common stock of PLDT had been reserved as underlying option shares under the ESOP in 1999.

Movements in the number of stock options outstanding under the ESOP are as follows:

	2007	2006
Balance at beginning of year	119,034	197,500
Exercised shares*	(92,276)	(78,466)
Balance at end of year	26,758	119,034

* Based on the date of payment of exercised shares.

Under ESOP, option grants were made for a total of 1,541,360 shares of PLDT’s common stock, all of which were made to executives of PLDT and 206,942 of which were made to “key officers”. All outstanding stock options became fully vested in December 2004. As at December 31, 2007, a total of 843,092 shares were acquired by certain officers and executives who exercised their options, at an exercise price of Php814 per share and 671,510 share option grants were cancelled due to resignation of PLDT executives.

The fair value of the ESOP was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of the option, exercise price of Php814 per share, and a weighted average price of Php870 and Php315 per share for the 1999 and 2002 grants, respectively, as at valuation date. Total fair value of shares granted amounted to Php359 million as at December 31, 2007. No fair value of share options were recognized as an expense for the years ended December 31, 2007 and 2006.

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

On August 28, 2006, PLDT’s board of directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, or New LTIP, upon endorsement of the Executive Compensation Committee, was approved by the board of directors to cover the period from January 1, 2007 to December 31, 2009, or New Performance Cycle. As a result of the establishment of the New LTIP, the Board also approved the early vesting of the Original LTIP by the end of 2006 for those of its participants who were invited and chose to join the New LTIP. The early vesting of the Original LTIP in 2006 resulted in additional LTIP costs of Php1,339 million in 2006. Participants in the Original LTIP who were not invited to join the New LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule.

The total number of SARs outstanding under the Original LTIP as at December 31, 2007 was 17,445 which is expected to be paid in May 2008. The total number of SARs awarded under the New LTIP as at December 31, 2007 was 4,319,585, which will be paid in 2010.

The fair value of the Original LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and the share price capped at Php2,300 as at December 31, 2006 for the Original LTIP and share price of Php3,175 as at December 31, 2007 for the New LTIP. Incentive cost per share as at December 31, 2007 for the existing Original LTIP and for the New LTIP amounted to Php1,500 and Php1,039, respectively, while incentive cost per share as at December 31, 2006 for the existing Original LTIP amounted to Php1,350. The fair value of the LTIP recognized as an expense for the years ended December 31, 2007 and 2006 amounted to Php1,448 million and Php3,150 million, respectively. As at December 31, 2007 and 2006, outstanding LTIP liability amounted to Php1,494 million and Php5,030 million, respectively. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, and Note 5 – Income and Expenses.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, which require contributions to be made to separate administrative funds.

Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liabilities, net pension cost and average assumptions used in developing the valuation are as follows:

	2007	2006
	(in million pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	13,314	7,652
Current service cost	777	479
Interest cost	996	895
Curtailment	427	–
Benefits paid from assets	(566)	(594)
Actuarial losses (gains) on obligation	(4,788)	4,826
Liabilities of newly acquired subsidiaries	–	56
Benefit obligation at end of year	10,160	13,314

Change in plan assets:
Fair value of plan assets at beginning of year	5,768	5,154
Actuarial gain on plan assets	1,157	343
Actual contribution	1,515	320
Expected return on plan assets	644	541
Actual benefits paid	(565)	(590)
Fair value of plan assets at end of year	8,519	5,768
Unfunded status	1,641	7,546
Unrecognized net actuarial gain (loss) (Note 3)	1,344	(4,657)
Unrealized net transition obligation	–	(1)
Accrued benefit cost (Note 3)	2,985	2,888

Components of net periodic benefit cost:
Interest cost	996	895
Current service cost	777	479
Curtailment loss	416	–
Net actuarial loss recognized for the year	89	–
Expected return on plan assets	(644)	(541)
Amortizations of unrecognized net transition obligation	1	58
Net periodic benefit cost	1,635	891

Actual return on plan assets amounted to Php1,801 million and Php884 million for the years ended December 31, 2007 and 2006, respectively.

The weighted average assumptions used to determine pension benefits as at December 31, 2007 and 2006 are as follows:

	2007	2006
Average remaining working years of covered employee	21	22
Expected rate of return on plan assets	10%	10%
Discount rate	8%	8%
Rate of increase in compensation	7%	9%

We have adopted mortality rates in accordance with the 1983 Group Annuity Mortality Table developed by the U.S. Society of Actuaries Committee, which provides separate rates for males and females.

As at December 31, 2007 and 2006, the assets of the beneficial trust fund established for PLDT’s pension plan include investments in shares of stocks of PLDT and Piltel with total fair values aggregating Php2,651 million and Php2,185 million, respectively, which represent about 31% and 35%, respectively, of such beneficial trust fund’s net assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term expected return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of fixed income debt securities and various equity securities, while the remaining portion consists of multi-currency investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at December 31, 2007 and 2006 follows:

	2007	2006
Investments in equity securities	60%	52%
Investments in debt and fixed income securities	21%	23%
Investments in real estate	8%	10%
Investments in mutual funds	6%	8%
Investments in temporary placements	5%	7%
	100%	100%

Based on the latest actuarial valuation report, the recommended cash contributions of PLDT to its pension plan in 2008 amounted to approximately Php311 million.

Defined Contribution Plan

Smart and I-Contacts contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the latter’s years of tenure. Although the plan has a defined contribution format, Smart and I-Contacts regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law”. As at December 31, 2007 and 2006, Smart and
I-Contacts were in compliance with the requirements of R.A. 7641.

The plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of plan assets for Smart as at December 31, 2007 and 2006 follows:

	2007	2006
Investments in debt and fixed income securities	57%	68%
Investments in equity securities	35%	29%
Others	8%	3%
	100%	100%

Total cash contribution to pension plan for the year ended December 31, 2007 and 2006 amounted to Php143 million and Php114 million, respectively, of which Php5 million and Php3 million, respectively, are contributions to defined contribution plans for key management personnel.

Smart and I-Contacts currently expects to make approximately Php143 million of cash contributions to its pension plan in 2008.

Pension Benefit Cost

Total pension benefit cost follows:

	2007	2006
	(in million pesos)
Expense recognized for defined benefit plans	1,635	891
Expense recognized for defined contribution plans	138	112
Total (Notes 3 and 5)	1,773	1,003

24. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual undiscounted obligations outstanding as at December 31, 2007 and 2006:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(in million pesos)
December 31, 2007
Long-term debt(1):	86,334	11,441	22,662	21,218	31,013
Principal	64,619	6,872	15,883	16,267	25,597
Interest	21,715	4,569	6,779	4,951	5,416
Lease obligations:	6,554	2,992	1,515	1,040	1,007
Operating lease	5,614	2,067	1,500	1,040	1,007
Finance lease	940	925	15	–	–
Unconditional purchase obligations(2)	776	113	41	249	373
Other obligations:	49,488	28,023	10,835	4,294	6,336
Mandatory conversion and purchase of shares	1,070	1,070	–	–	–
Derivative financial liabilities(3):	11,638	8	2,938	4,240	4,452
Long-term currency swaps	11,170	–	2,527	4,191	4,452
Long-term foreign currency options	318	–	318	–	–
Interest rate swap	142	–	93	49	–
Forward foreign exchange contracts	8	8	–	–	–
Various trade and other obligations:	36,780	26,945	7,897	54	1,884
Suppliers and contractors	16,371	8,816	7,555	–	–
Utilities and related expenses	10,532	10,453	75	4	–
Employee benefits	2,778	2,778	–	–	–
Customers’ deposits	2,201	–	267	50	1,884
Carriers	2,187	2,187	–	–	–
Dividends	1,071	1,071	–	–	–
Others	1,640	1,640	–	–	–
Total contractual obligations	143,152	42,569	35,053	26,801	38,729

December 31, 2006
Long-term debt(1):	117,375	22,343	32,550	13,068	49,414
Principal	85,906	16,323	22,749	6,120	40,714
Interest	31,469	6,020	9,801	6,948	8,700
Lease obligations:	6,866	3,311	1,530	1,016	1,009
Operating lease	5,296	1,837	1,435	1,015	1,009
Finance lease	1,570	1,474	95	1	–
Unconditional purchase obligations(2)	834	25	49	172	588
Other obligations:	42,564	22,166	12,222	2,362	5,814
Mandatory conversion and purchase of shares (Notes 18 and 26)	1,629	–	1,629	–	–
Derivative financial liabilities(3):	10,718	–	4,381	2,284	4,053
Long-term currency swaps	9,296	–	3,134	2,144	4,018
Long-term foreign currency options	943	–	943	–	–
Interest rate swaps	377	–	202	140	35
Forward foreign exchange contracts	102	–	102	–	–
Various trade and other obligations:	30,217	22,166	6,212	78	1,761
Suppliers and contractors	11,455	5,809	5,646	–	–
Utilities and related expenses	9,696	9,495	200	1	–
Employee benefits	2,416	2,416	–	–	–
Customers’ deposit	2,205	1	366	77	1,761
Carriers	2,407	2,407	–	–	–
Dividends	774	774	–	–	–
Others	1,264	1,264	–	–	–
Total contractual obligations	167,639	47,845	46,351	16,618	56,825

(1) Before deducting unamortized debt discount and debt issuance costs.

(2) Based on the Amended ATPA with AIL.

(3) Gross liabilities before any offsetting application.

Long-term Debt

For a detailed discussion of our long-term debt. See Note 18 – Interest-bearing Financial Liabilities.

Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for 10 to 25 years expiring at various dates. As at December 31, 2007 and 2006, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php3 million and Php6 million, respectively.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, PLDT may purchase maintenance services for a fee of 15% of the current published license fee. As at December 31, 2007 and 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php15 million and Php10 million, respectively.

Other Operating Lease Obligations. The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment amounting to Php5,596 million and Php5,280 million as at December 31, 2007 and 2006, respectively.

Finance Lease Obligations

For the detailed discussion of our long-term finance lease obligations. See Note 18 – Interest-bearing Financial Liabilities.

Unconditional Purchase Obligations

For a detailed discussion of PLDT’s obligation under the Original ATPA and the Amended ATPA. See Note 22 – Related Party Transactions.

As at December 31, 2007 and 2006, PLDT’s aggregate remaining minimum obligation under the Amended ATPA was approximately Php776 million and Php834 million, respectively.

Other Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 18 – Interest-bearing Financial Liabilities, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As at December 31, 2007, 2,690,650 shares of the Series V Convertible Preferred Stock, 4,614,801 shares of the Series VI Convertible Preferred Stock and all of the remaining 3,842,000 shares of the Series VII Convertible Preferred Stock had been voluntarily converted into shares of PLDT’s common stock and 30,790 shares of the Series V and 680,303 shares of the Series VI Convertible Preferred Stock remained outstanding.

Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on June 4, 2008, the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the Series V and VI Convertible Preferred Stock will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.

The aggregate value of the put options based on outstanding shares as at December 31, 2007 was Php1,070 million assuming all of the outstanding shares of the Series V and VI Convertible Preferred Stock were mandatorily converted on June 5, 2008 and all shares of PLDT’s common stock issued upon such conversion were put to PLDT at that time in accordance with the terms of the put option. The market value of the underlying shares of PLDT’s common stock was Php2,256 million, based on the market price of PLDT common shares of Php3,175 per share as at December 31, 2007. On March 4, 2008, PLDT issued a notice to the effect that all of the shares of the Series V and VI Convertible Preferred Stock originally issued on June 4, 2001 and outstanding as at June 4, 2008 will be mandatorily converted on June 5, 2008 to shares of PLDT’s common stock. As a result of such mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the Series V and VI Convertible Preferred Stock will be able to exercise the above described put option in accordance with its terms.

Derivative Financial Liabilities. For the detailed discussion of our derivative financial liabilities. See Note 26 – Financial Assets and Liabilities.

Various trade and other obligations. PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. As at December 31, 2007 and 2006, total obligations under these various agreements amounted to approximately Php36,780 million and Php30,217 million, respectively.

Commercial Commitments

As at December 31, 2007, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,782 million. These commitments will expire within one year.

25. Provisions and Contingencies

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s position, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

As at December 31, 2007, PLDT has paid, since 1994, a total amount of Php2,541 million in SRF, of which Php2,251 million was paid under protest.

The Supreme Court, in a resolution promulgated on December 4, 2007, upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. On April 3, 2008, PLDT complied with the Supreme Court Resolution in paying the outstanding principal balance relating to stock dividends in the amount of Php455 million to the NTC.

Local Business and Franchise Tax Assessments

As discussed below, PLDT currently expects that going forward, PLDT will pay local franchise taxes on an annual basis based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our consolidated financial statements as at December 31, 2007.

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes, based on the opinion of its legal counsel, that the Public Telecommunications Policy Act, or R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause. To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160. However, on March 25, 2003, in a ruling relating to a tax assessment by the City of Davao, the Supreme Court decided that PLDT was not exempt from the local franchise tax.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, as at December 31, 2007, PLDT has paid a total amount of Php694 million for local franchise tax covering prior periods up to the end of 2006.

PLDT had no longer contested assessments of LGUs for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction as at December 31, 2007.

However, PLDT continues to contest the imposition of local business taxes in addition to local franchise tax by the Cities of Tuguegarao, Balanga and Caloocan in the amounts of Php1.9 million, Php0.2 million and Php6.2 million, respectively, for the years 1998 to 2003 for the City of Tuguegarao, and for the years 2005 to 2007 for the Cities of Balanga and Caloocan. PLDT is likewise contesting the imposition of a business tax on the transmission of messages by the Municipality of San Pedro in the amount of Php0.3 million for the years 2005 to 2007. In addition, PLDT is contesting the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction in the amount of Php3 million for the years 1999 to 2006.

While Smart had received and paid under protest the local franchise tax assessment issued by the City of Makati totaling approximately Php312 million, the Regional Trial Court, or RTC, of Makati declared Smart exempt from payment of local franchise tax to the City of Makati and on June 9, 2005, the Court of Appeals dismissed the appeal filed by the City of Makati.

Also, Smart had received LFT assessments issued by the City of Iloilo amounting to approximately Php1 million. The RTC of Iloilo has likewise ruled in a decision dated January 19, 2005 that Smart is exempt from payment of local franchise tax to the City of Iloilo. To date, Smart has not received any notice that the said decision had been appealed by the City of Iloilo.

26. Financial Assets and Liabilities

Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, convertible preferred stock, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. We also enter into derivative transactions, primarily principal only currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies and Practices.

The following table sets forth our financial assets and financial liabilities as at December 31, 2007 and 2006.

	Loans and receivables	Held-to-maturity investments	Held-for-trading	Derivatives used for hedging	Available-for-sale financial investments	Liabilities carried at amortized cost	Total financial assets and liabilities	Non-financial assets and liabilities	Total
	(in million pesos)
Assets as at December 31, 2007 Noncurrent:
Property, plant and equipment – net	–	–	–	–	–	–	–	159,414	159,414
Investments in associates	–	–	–	–	–	–	–	1,351	1,351
Investments-available-for-sale	–	–	–	–	143	–	143	–	143
Investment in debt securities	–	273	–	–	–	–	273	–	273
Investment properties	–	–	–	–	–	–	–	577	577
Goodwill and intangible assets	–	–	–	–	–	–	–	11,721	11,721
Deferred income tax assets	–	–	–	–	–	–	–	13,757	13,757
Derivative financial assets	–	–	59	–	–	–	59	–	59
Prepayments - net of current portion	–	–	–	–	–	–	–	2,281	2,281
Advances and refundable deposits - net of current portion	734	–	–	–	–	–	734	296	1,030
Current: Cash and cash equivalents	17,447	–	–	–	–	–	17,447	–	17,447
Short-term investments	11,366	–	2,049	–	–	–	13,415	–	13,415
Investment in debt securities	1,115	–	–	–	–	–	1,115	–	1,115
Trade and other receivables	12,645	–	–	–	–	–	12,645	–	12,645
Inventories and supplies	–	–	–	–	–	–	–	1,167	1,167
Derivative financial assets	–	–	227	670	–	–	897	–	897
Current portion of prepayments	–	–		–	–	–	–	2,368	2,368
Current portion of advances and refundable deposits	–	–	–	–	–	–	–	498	498
Total assets	43,307	273	2,335	670	143	–	46,728	193,430	240,158

Liabilities as at December 31, 2007 Noncurrent:
Interest bearing financial liabilities - net of current portion	–	–	–	–	–	53,387	53,387	–	53,387
Deferred income tax liabilities	–	–	–	–	–	–	–	2,066	2,066
Derivative financial liabilities	–	–	530	7,211	–	–	7,741	–	7,741
Pension and other employee benefits	–	–	–	–	–	–	–	4,540	4,540
Customers’ deposits	–	–	–	–	–	2,201	2,201	–	2,201
Deferred credits and other noncurrent liabilities	–	–	–	–	–	7,608	7,608	2,024	9,632
Current: Accounts payable	–	–	–	–	–	10,605	10,605	1,648	12,253
Accrued expenses and other current liabilities	–	–	–	–	–	16,570	16,570	5,359	21,929
Current portion of derivative financial liabilities	–	–	237	5	–	–	242	–	242
Provisions for assessments	–	–	–	–	–	–	–	1,112	1,112
Current portion of interest-bearing financial liabilities	–	–	–	–	–	8,764	8,764	–	8,764
Dividends payable	–	–	–	–	–	1,071	1,071	–	1,071
Income tax payable	–	–	–	–	–	–	–	2,875	2,875
Total liabilities	–	–	767	7,216	–	100,206	108,189	19,624	127,813
Net assets and liabilities	43,307	273	1,568	(6,546)	143	(100,206)	(61,461)	173,806	112,345

Assets as at December 31, 2006 Noncurrent:
Property, plant and equipment – net	–	–	–	–	–	–	–	164,190	164,190
Investments in associates	–	–	–	–	–	–	–	636	636
Investments-available-for-sale	–	–	–	–	116	–	116	–	116
Investment properties	–	–	–	–	–	–	–	587	587
Goodwill and intangible assets	–	–	–	–	–	–	–	12,214	12,214
Deferred income tax assets	–	–	–	–	–	–	–	20,538	20,538
Derivative financial assets	–	–	434	–	–	–	434	–	434
Prepayments - net of current portion	–	–	–	–	–	–	–	1,368	1,368
Advances and refundable deposits - net of current portion	646	–	–	–	–	–	646	420	1,066
Current: Cash and cash equivalents	16,870	–	–	–	–	–	16,870	–	16,870
Short-term investments	5,520	–	2,807	–	–	–	8,327	–	8,327
Trade and other receivables	10,158	–	–	–	–	–	10,158	–	10,158
Inventories and supplies	–	–	–	–	–	–	–	1,230	1,230
Derivative financial assets	–	–	47	–	–	–	47	–	47
Current portion of prepayments	–	–	–	–	–	–	–	3,967	3,967
Current portion of advances and refundable deposits	1	–	–	–	–	–	1	155	156
Total assets	33,195	–	3,288	–	116	–	36,599	205,305	241,904

Liabilities as at December 31, 2006 Noncurrent:
Interest bearing financial liabilities - net of current portion	–	–	–	–	–	65,244	65,244	–	65,244
Deferred income tax liabilities	–	–	–	–	–	–	–	402	402
Derivative financial liabilities	–	–	1,680	5,192	–	–	6,872		6,872
Pension and other employee benefits	–	–	–	–	–	–	–	2,982	2,982
Customers’ deposits	–	–	–	–	–	2,204	2,204		2,204
Deferred credits and other noncurrent liabilities	–	–	–	–	–	6,483	6,483	2,020	8,503
Current: Accounts payable	–	–	–	–	–	7,348	7,348	1,286	8,634
Accrued expenses and other current liabilities	–	–	–	–	–	13,288	13,288	9,847	23,135
Derivative financial liabilities	–	–	108	–	–	–	108	–	108
Provisions for assessments	–	–	–	–	–	–	–	446	446
Current portion of interest-bearing financial liabilities	–	–	–	–	–	17,309	17,309	–	17,309
Dividends payable	–	–	–	–	–	774	774	–	774
Income tax payable	–	–	–	–	–	–	–	2,438	2,438
Total liabilities	–	–	1,788	5,192	–	112,650	119,630	19,421	139,051
Net assets and liabilities	33,195	–	1,500	(5,192)	116	(112,650)	(83,031)	185,884	102,853

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2007 and 2006.

	Carrying Value		Fair Value
	2007	2006	2007	2006
	(in million pesos)
Noncurrent Financial Assets
Investments-available-for-sale:
Listed equity securities	77	55	77	55
Unlisted equity securities	66	61	66	61
Investment in debt securities	273	–	283	–
Derivative financial assets:
Long-term foreign currency options	59	434	59	434
Advances and refundable deposits – net of current portion	734	646	657	564
Total noncurrent financial assets	1,209	1,196	1,142	1,114
Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	3,944	3,416	3,944	3,416
Temporary cash investments	13,503	13,454	13,503	13,454
Short-term investments	13,415	8,327	13,415	8,327
Investment in debt securities	1,115	–	1,115	–
Trade and other receivables:
Foreign administrations	4,324	3,836	4,324	3,836
Retail subscribers	3,861	2,027	3,861	2,027
Corporate subscribers	2,040	1,742	2,040	1,742
Domestic carriers	1,503	1,461	1,503	1,461
Dealers, agents and others	917	1,092	917	1,092
Derivative financial assets:
Forward foreign exchange contracts	863	3	863	3
Bifurcated embedded derivatives	34	44	34	44
Current portion of advances and refundable deposits	–	1	–	1
Total current financial assets	45,519	35,403	45,519	35,403
Total Financial Assets	46,728	36,599	46,661	36,517

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt - net of current portion	53,372	63,769	58,044	70,420
Obligations under finance lease	15	106	15	106
Preferred stock subject to mandatory redemption	–	1,369	–	1,528
Derivative financial liabilities:
Long-term currency swap	7,211	5,192	7,211	5,192
Long-term foreign currency options	390	1,043	390	1,043
Interest rate swap	140	413	140	413
Bifurcated equity call options	–	224	–	224
Customers’ deposits	2,201	2,204	1,481	1,439
Deferred credits and other noncurrent liabilities	7,608	6,483	6,553	5,609
Total noncurrent financial liabilities	70,937	80,803	73,834	85,974
Current Financial Liabilities
Accounts payable:
Suppliers and contractors	8,493	5,562	8,493	5,562
Carriers	1,843	1,593	1,843	1,593
Others	269	193	269	193
Accrued expenses and other current liabilities:
Utilities and related expenses	10,780	8,078	10,780	8,078
Employee benefits	2,795	2,416	2,795	2,416
Interest and other related costs	1,234	1,768	1,234	1,768
Others	1,761	1,026	1,761	1,026
Derivative financial liabilities:
Bifurcated equity call options	231	–	231	–
Forward foreign exchange contracts	7	92	7	92
Interest rate swap	4	10	4	10
Long-term currency options	–	6	–	6
Interest-bearing financial liabilities:
Notes payable	493	201	493	201
Current portion of long-term debt	6,775	16,184	6,775	16,184
Obligations under finance lease	481	924	481	924
Preferred stock subject to mandatory redemption	1,015	–	1,015
Dividends payable	1,071	774	1,071	774
Total current financial liabilities	37,252	38,827	37,252	38,827
Total Financial Liabilities	108,189	119,630	111,086	124,801

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities: Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and refundable deposits	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies

Quoted market price.

Estimated fair value is based on the discounted value of future cash flows using the applicable CIRR and Philippine Dealing System Treasury Fixing rates for similar types of loans.

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.
Customers’ deposits, deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Preferred stock subject to mandatory redemption: The fair values were determined using a discounted cash flow model.

Derivative Financial Instruments:

Foreign currency options: The fair values were computed using an option pricing model using market volatility rates of the U.S. dollar and Philippine peso exchange rate as at valuation date.

Forward foreign exchange contracts, bifurcated foreign currency forwards, foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Bifurcated equity call options: The fair values were computed using an option pricing model using market volatility rates of the PLDT share price as at valuation date.

Investments-available-for sale: Fair values were determined using quoted prices.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, investment in debt securities, trade and other receivables, current portion of advances and refundable deposits, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate the carrying values as at the balance sheet date.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as at December 31, 2007 and 2006:

		2007		2006
	Maturity	Notional	Mark-to-market Gains (Losses)	Notional	Mark-to-market Gains (Losses)
		(in millions)
PLDT
Cash flow hedges:
Forward foreign exchange contracts	2008	US$134	Php296	US$–	Php–

Transactions not designated as hedges:
Long-term currency swaps	2017	300	(3,714)	300	(2,716)
	2012	250	(3,496)	250	(2,475)
Long-term foreign currency bought call options	2009	136	(389)	167	(747)
Long-term foreign currency sold call options	2009	136(1)	58	136(1)	138
Forward foreign exchange contracts	2008	16	20	202	(90)
Interest rate swap	2012	31	(144)	63	(423)
Bifurcated equity call options	2008	1 share	(231)	1 share	(224)
Short-term currency options	2007	–	–	7	(6)
			(7,600)		(6,543)
Smart
Cash flow hedges:
Forward foreign exchange contracts	2008	171	265	–	–

Transactions not designated as hedges:
Forward foreign exchange contracts
On loan proceeds	2008	50	100	–	–
On gross U.S. dollar revenues	2008	55	70	–	–
Bifurcated embedded derivatives	2008	5	34	15	44
			469		44
ePLDT
Cash flow hedges:
Forward foreign exchange contracts	2008	36	104	–	–
Net liabilities			(Php7,027)		(Php6,499)

(1) Sold call options of 2009 long-term foreign currency options based on the same notional amount as the long-term foreign currency bought call option.

	2007	2006
	(in million pesos)
Presented as:
Noncurrent assets	59	434
Current assets	897	47
Noncurrent liabilities	(7,741)	(6,872)
Current liabilities	(242)	(108)
Net liabilities	(7,027)	(6,499)

Analysis of losses (gains) on derivative financial instruments for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
	(in million pesos)
Net mark-to-market losses at end of year	(7,027)	(6,499)
Net mark-to-market losses at beginning of year	(6,499)	(3,284)
Net change	(528)	(3,215)
Net losses charged to cumulative translation adjustments	(570)	–
Settlements, accretion and conversion	(622)	(3,643)
Ineffective portion recognized in the profit or loss for the cash flow hedge	(4)	–
Net losses on derivative financial instruments (Note 5)	(1,724)	(6,858)

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency swap agreements, currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes with a notional amount of US$175 million has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php90.00 to US$1.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. On the other hand, if on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. In July 2004, PLDT and its counterparty, agreed to re-document and re-classify the transaction into long-term currency option contracts. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 4.34% and 6.17% per annum as at December 31, 2007 and 2006, respectively.

In December 2006, the currency option agreement was partially terminated, thereby reducing the outstanding currency options notional amount to US$167 million. The total amounts settled for the unwinding was Php40 million.

In January 2007, the currency option agreement was again partially terminated, thereby further reducing the outstanding currency options notional amount to US$136 million. The total amounts settled for the unwinding was Php177 million.

Concurrent with the above swap agreement relating to the 2009 fixed rate notes, PLDT sold a currency option contract with the same notional amount of US$175 million with the same maturity that gives the counterparty a right to purchase foreign currency at Php90.00 to US$1.00. Together with the above mentioned long-term currency option contract, PLDT has the obligation to purchase U.S. dollars at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. In exchange for this condition, the overall net hedging cost for the transaction is reduced.

In December 2006, the currency option agreement was partially terminated, thereby reducing the notional amount to US$167 million. Since changes in fair value have already been recognized as profit or loss in prior periods, the corresponding proceeds from the partial termination of the currency option contract amounted to Php7 million.

In January 2007, the currency option agreement was again partially terminated, thereby further reducing the outstanding notional amount to US$136 million. The proceeds from this transaction amounted to Php33 million.

The option currency contract relating to PLDT’s option to purchase U.S. dollar at Php52.50 to US$1.00 or prevailing spot exchange rate at maturity, whichever is lower, and the option currency contract relating to the counterparty’s option to purchase foreign currency from PLDT at Php90.00 to US$1.00 are not designated as a hedge. Both option contracts have been structured to include credit-linkage with PLDT as the reference entity similar to the long-term currency swaps.

Long-term Currency Swaps

PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As at December 31, 2007 and 2006, these long-term currency swaps have an aggregate notional amount of US$550 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal only currency swap agreements in order to lower the running hedging cost of the swaps. As at December 31, 2007 and 2006, the outstanding swap contracts have an agreed average swap exchange rate of Php50.76.

In order to manage hedge costs, these swaps included a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at December 31, 2007 and 2006, US$686 million and US$717 million, respectively, of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.93% and 5.18% per annum as at December 31, 2007 and 2006, respectively.

Forward Foreign Exchange Contracts

In 2007, PLDT entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008. As at December 31, 2007, outstanding forward foreign exchange contracts not accounted for under hedge accounting amounted to US$16 million with an average exchange rate of Php43.19.

PLDT entered into short-term U.S. dollar forward foreign exchange purchase contracts to hedge short-term foreign currency obligations. There were no outstanding forward foreign exchange contracts as at December 31, 2007. As at December 31, 2006, outstanding forward foreign exchange contracts amounted to US$202 million with an average exchange rate of Php49.50.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, in April 2003, PLDT entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90 to US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, in December 2003, PLDT entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3% such that the fixed coupon rate due to PLDT when the Japanese yen strengthens below the agreed threshold will be 8.375%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

In March 2006, the interest rate and overlay swap agreements were partially terminated to effectively lower the outstanding interest rate swap notional amount to US$63 million. Since changes in fair values have already been recognized as profit or loss in prior periods, the corresponding liability settled by PLDT amounted to Php804 million.

In April 2007, the interest and overlay swap agreements were again partially terminated where outstanding notional amount was lowered to US$31 million. Total amounts settled for the unwinding is Php276 million.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series VI and VII Convertible Preferred Stock. See Note 18 – Interest-bearing Financial Liabilities. Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT common stock. For 30 days thereafter, the holders of these mandatorily converted shares of PLDT’s common stock have the option to sell such shares of PLDT’s common stock back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. On August 18, 2006, all of the remaining 3,842,000 shares of the Series VII shares were converted to PLDT common stock. As at December 31, 2007 and 2006, the negative fair market value of these embedded call options amounted to Php231 million and Php224 million, respectively.

Short-term Foreign Currency Options

In 2006, PLDT entered into short-term U.S. dollar currency option contracts to hedge our other short-term foreign currency obligations. There were no outstanding currency option contracts as at December 31, 2007. As at December 31, 2006, outstanding U.S. dollar currency option contracts amounted to US$7 million with an average rating of US$50.40.

Smart

Smart entered in U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing in 2008. As at December 31, 2007, outstanding forward foreign exchange sale contracts not accounted for under hedge accounting amounted to US$55 million with an average exchange rate of Php42.997.

Smart also entered into short-term U.S. dollar forward foreign exchange sale contracts for a total amount of US$50 million as at December 31, 2007 to hedge 100% of the total expected loan proceeds from the undrawn US$50 million Nord/LB Facility with average exchange rate of Php43.561.

Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at December 31, 2007 and 2006, outstanding contracts included service contracts with foreign equipment suppliers and various suppliers covering handset importations denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our board of directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We need to manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-dated and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, or ROP, and Philippine banks and corporates, managed funds and other structured products linked to the ROP. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

A summary of the maturity profile of our financial liabilities as at December 31, 2007 and 2006 based on contractual undiscounted payments is set out in Note 24 – Contractual Obligations and Commercial Commitments.

Foreign Currency Exchange Risk

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the balance sheet date. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt and hedges we carry. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our unhedged foreign currency-denominated debts and the related interest expense of our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap agreements. We accounted for these instruments as transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2007 and 2006:

	2007		2006
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Asset
Derivative financial assets	US$1	Php59	US$9	Php434
Current Financial Assets
Cash and cash equivalents	93	3,853	155	7,578
Short-term investments	56	2,324	92	4,521
Trade and other receivables	227	9,400	277	13,589
Derivative financial assets	23	967	1	47
Total current financial assets	399	16,544	525	25,735
Total Financial Assets	US$400	Php16,603	US$534	Php26,169

Noncurrent Financial Liabilities
Interest-bearing financial liabilities - net of current portion	US$1,126	Php46,612	US$1,239	Php60,756
Derivative financial liabilities	187	7,741	140	6,872
Total noncurrent financial liabilities	1,313	54,353	1,379	67,628
Current Financial Liabilities
Accounts payable	160	6,614	268	13,115
Accrued expenses and other current liabilities	95	3,958	74	3,605
Derivative financial liabilities	6	242	2	108
Current portion of interest-bearing financial liabilities	187	7,748	328	16,104
Total current financial liabilities	448	18,562	672	32,932
Total Financial Liabilities	US$1,761	Php72,915	US$2,051	Php100,560

(1) The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php41.411 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2007.

(2) The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php49.045 to US$1.00, the peso-dollar rate as quoted through Philippine Dealing System as at December 31, 2006.

As at April 3, 2008, the peso-dollar exchange rate was Php41.552 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at December 31, 2007 would have increased by Php192 million.

As at December 31, 2007, approximately 88% of our total consolidated debts was denominated in U.S. dollars. Consolidated foreign currency-denominated debt was reduced to Php52,540 million as at December 31, 2007 from Php76,646 million as at December 31, 2006. PLDT’s outstanding long-term principal only currency swap contracts and foreign currency option contracts amounted to US$550 million and US$136 million, respectively, as at December 31, 2007. Consequently, the unhedged portion of consolidated debts amounts was approximately 45% (or 36%, net of our U.S. dollar cash balances) as at December 31, 2007.

For the year ended December 31, 2007, approximately 34% of our consolidated revenues were either denominated in U.S. dollars or were linked to the U.S. dollars. In this respect, the recent appreciation of the Philippine peso against the U.S. dollar reduced our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had appreciated by 16% against the U.S. dollar to Php41.411 to US$1.00 as at December 31, 2007, from Php49.045 to US$1.00 as at December 31, 2006. Likewise, as at December 31, 2006, the peso had appreciated by 8% to Php49.045 to US$1.00 from Php53.062 to US$1.00 as at December 31, 2005. As a result of the foreign exchange movements as well as the amount of our outstanding foreign currency debts and derivatives, we recognized foreign exchange gains of Php7,990 million and Php4,823 million in 2007 and 2006, respectively.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of March 31, 2008 and 2007. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 2% as compared to the exchange rate of Php41.411 to US$1.00 as of year-end 2007 and Php49.045 to US$1.00 as of year-end 2006. At December 31, 2007 and 2006, if the peso-dollar exchange rate had weakened/strengthened by 2%, with all other variables held constant, profit after tax would have been higher/lower by Php1,088 million and Php270 million for the year 2007 and 2006, respectively, and our stockholders’ equity as at December 31, 2007 and 2006 would have been higher/lower by Php1,194 million and Php284 million, respectively, mainly as a result of foreign exchange gains, losses on translation of U.S. dollar-denominated net assets/liabilities and marked-to-market valuation of derivative transactions.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk for the years ended December 31, 2007 and 2006. Financial instruments that are not subject to interest rate risk were not included in the table.

Year Ended December 31, 2007

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	–	136	–	250	300	686	28,403	387	28,016	770	31,900
Interest rate	–	10.500%	–	11.375%	8.350%	–	–	–	–	–	–
US$ Fixed Loans	55	46	23	9	280	413	17,123	4,016	13,107	342	14,078
Interest rate	4.49% to 8.9%	4.49% to 6.0%	4.515% to 4.7%	4.700%	2.250%	–	–	–	–	–	–
Philippine Peso	–	–	–	93	38	131	5,420	33	5,387	125	5,168
Interest rate	7.090%	6.500%	6.500%	5.625% to 6.50%	6.125% to 6.50%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	98	92	58	28	–	276	11,445	28	11,417	276	11,445
Interest rate	0.05% to 2.75% over US$ LIBOR	0.05% to 2.75% over US$ LIBOR	0.05% to 2.5% over US$ LIBOR	0.75% to 0.815% over US$ LIBOR	–	–	–	–	–	–	–
Philippine Peso	14	14	13	13	–	54	2,228	8	2,220	54	2,228
Interest rate	MART1 + 0.75% to 5.70%	MART1 + 0.75% to 5.70%	MART1 + 0.75% to 5.70%	MART1 + 0.75%	–	–	–	–	–	–	–
						1,560	64,619	4,472	60,147	1,567	64,819

Interest rate swap (fixed to floating)
U.S. Dollar (US$31 million)	–	–	–	–	–	3.5	144	–	144	3.5	144
Japanese Yen (JPY3,759 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Year Ended December 31, 2006

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	130	–	167	–	550	847	41,510	539	40,971	965	47,228
Interest rate	7.85% to 10.625%	–	10.50%	–	8.35% to 11.375%	–	–	–	–	–	–
US$ Fixed Loans	69	55	46	33	280	483	23,683	5,326	18,357	376	18,438
Interest rate	1.75% to 10%	4.49% to 10%	4.49% to 10%	4.515% to 4.70%	2.25%	–	–	–	–	–	–
Philippine Peso	–	–	–	17	–	17	810	2	808	21	1,035
Interest rate	–	–	–	15%	–	–	–	–	–	–	–
Variable Rate
U.S. Dollar	128	92	81	53	–	354	17,392	74	17,318	355	17,392
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.5% over LIBOR	–	–	–	–	–	–	–
Philippine Peso	6	11	11	23	–	51	2,511	12	2,499	51	2,511
Interest rate	3% over 90-day PHIBOR, MART1 + 0.75%	MART1 + 0.75%	MART1 + 0.75%	MART1 + 0.75%	–	–	–	–	–	–	–
						1,752	85,906	5,953	79,953	1,768	86,604

Interest rate swap (fixed to floating)
U.S. Dollar (US$63 million)	–	–	–	–	–	9	423	–	423	9	423
Japanese Yen (JPY7,519 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument. Financial instruments that are not subject to interest rate risk were not included in the above tables.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2008 and 2007. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 190 basis points and 30 basis points higher/lower, respectively, as compared to levels at year-end 2007 and 100 basis points and 5 basis points higher/lower, respectively, as compared to levels at year-end 2006. At December 31, 2007, if U.S. dollar interest rates had been 190 basis points higher/lower as compared to market levels at year-end 2007 and 100 basis points higher/lower as compared to market levels at year-end 2006, with all other variables held constant, profit after tax for the year 2007 and 2006 would have been lower/higher by Php1,527 million and Php44 million, respectively, mainly as a result of higher/lower interest expense on floating rate borrowings and losses and gains on derivatives transactions. Stockholders’ equity would have been lower/higher by Php1,459 million and Php44 million, as at December 31, 2007 and 2006, respectively, mainly as a result of a decrease/increase in the fair value of cash flow hedges. At December 31, 2007 and 2006, if Philippine peso interest rates had been higher/lower by 30 basis points and 5 basis points, respectively, as compared to market levels at year-end 2007 and 2006, with all other variables held constant, profit before tax would have been lower/higher by Php1,132 million and Php853 million for 2007 and 2006, respectively, mainly as a result of higher/lower interest expense on floating rate borrowings and losses and gains on derivatives transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contractual obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and periodically reviewed based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and take corrective actions.

The table below shows the maximum exposure to credit risk for the components of the consolidated balance sheet, including derivative instruments.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2007	2006	2007	2006
	(in million pesos)
Loans and receivables:
Advances and refundable deposits	734	647	734	647
Cash and cash equivalents	17,447	16,870	17,406	16,833
Short-term investments	11,366	5,520	11,366	5,520
Investment in debt securities	1,115	–	1,115	–
Foreign administrations	4,324	3,836	4,324	3,836
Retail subscribers	3,861	2,027	3,861	2,027
Corporate subscribers	2,040	1,742	2,040	1,742
Domestic carriers	1,503	1,461	1,503	1,461
Dealers, agents and others	917	1,092	917	1,092
Held-to-maturity investments:
Investment in debt securities	273	–	273	–
Investments-available-for-sale	143	116	143	116
Held-for-trading:
Short-term investments	2,049	2,807	2,049	2,807
Forward foreign exchange contracts	193	3	193	3
Long-term foreign currency options	59	434	59	434
Bifurcated embedded derivatives	34	44	34	44
Derivatives used for hedging:
Forward foreign exchange contracts	670	–	670	–
Total	46,728	36,599	46,687	36,562

(1) Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2) Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties:

		Neither past due nor impaired		Past due but not impaired
	Total	Class A(1)	Class B(2)		Impaired
	(in million pesos)
December 31, 2007
Loans and receivables:
Advances and refundable deposits	734	734	–	–	–
Cash and cash equivalents	17,447	15,150	2,297	–	–
Short-term investments	11,366	10,637	729	–	–
Investment in debt securities	1,115	1,115	–	–	–
Retail subscribers	8,179	1,389	637	1,823	4,330
Corporate subscribers	7,915	641	187	1,166	5,921
Foreign administrations	5,371	1,828	861	1,635	1,047
Dealers, agents and others	2,151	983	315	196	657
Domestic carriers	1,884	119	11	1,373	381
Held-to-maturity investments:
Investment in debt securities	273	273	–	–	–
Investments-available-for-sale	143	113	30	–	–
Held-for-trading:
Short-term investments	2,049	2,049	–	–	–
Forward foreign exchange contracts	193	190	3	–	–
Long-term foreign currency options	59	59	–	–	–
Bifurcated embedded derivatives	34	34	–	–	–
Derivatives used for hedging(3):
Forward foreign exchange contracts	670	670	–	–	–
Total	59,583	35,984	5,070	6,193	12,336

December 31, 2006
Loans and receivables:
Advances and refundable deposits	647	647	–	–	–
Cash and cash equivalents	16,870	15,756	1,114	–	–
Short-term investments	5,520	5,218	302	–	–
Corporate subscribers	8,160	1,267	206	211	6,476
Retail subscribers	7,874	681	220	1,132	5,841
Foreign administrations	6,342	1,609	816	1,411	2,506
Dealers, agents and others	2,587	1,222	7	89	1,269
Domestic carriers	1,965	372	30	1,060	503
Investments-available-for-sale	116	90	26	–	–
Held-for-trading:
Short-term investments	2,807	2,807	–	–	–
Long-term foreign currency options	434	434	–	–	–
Bifurcated embedded derivatives	44	44	–	–	–
Forward foreign exchange contracts	3	3	–	–	–
Total	53,369	30,150	2,721	3,903	16,595

(1) This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review;

(2) This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A; and

(3) Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2007
Loans and receivables:
Advances and refundable deposits	734	734	–	–	–	–
Cash and cash equivalents	17,447	17,447	–	–	–	–
Short-term investments	11,366	11,366	–	–	–	–
Investment in debt securities	1,115	1,115	–	–	–	–
Retail subscribers	8,179	2,026	1,513	231	79	4,330
Corporate subscribers	7,915	828	715	133	318	5,921
Foreign administrations	5,371	2,689	902	316	417	1,047
Dealers, agents and others	2,151	1,298	30	4	162	657
Domestic carriers	1,884	130	88	103	1,182	381
Held-to-maturity investments:
Investment in debt securities	273	273	–	–	–	–
Investments-available-for-sale	143	143	–	–	–	–
Held-for-trading:
Short-term investments	2,049	2,049	–	–	–	–
Forward foreign exchange contracts	193	193	–	–	–	–
Long-term foreign currency options	59	59	–	–	–	–
Bifurcated embedded derivatives	34	34	–	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	670	670	–	–	–	–
	59,583	41,054	3,248	787	2,158	12,336

December 31, 2006
Loans and receivables:
Advances and refundable deposits	647	647	–	–	–	–
Cash and cash equivalents	16,870	16,870	–	–	–	–
Short-term investments	5,520	5,520	–	–	–	–
Corporate subscribers	8,160	1,473	139	38	34	6,476
Retail subscribers	7,874	901	945	118	69	5,841
Foreign administrations	6,342	2,425	694	267	450	2,506
Dealers, agents and others	2,587	1,229	25	10	54	1,269
Domestic carriers	1,965	402	96	77	887	503
Investments-available-for-sale	116	116	–	–	–	–
Held-for-trading:
Short-term investments	2,807	2,807	–	–	–	–
Long-term foreign currency options	434	434	–	–	–	–
Bifurcated embedded derivatives	44	44	–	–	–	–
Forward foreign exchange contracts	3	3	–	–	–	–
	53,369	32,871	1,899	510	1,494	16,595

Impairment assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowance.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information; historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it will identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management

We aim to achieve an optimal capital structure in pursuit of our business objectives, which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cashflow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of common dividends to shareholders. Since then, our strong cashflows have enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings to our shareholders. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our aim to maximize returns to our shareholders, we obtained approval from our board of directors on January 29, 2008 for a buyback program of up to two million PLDT common shares. See Note 17 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with Philippine Financial Reporting Standards, such as net debt to equity ratio. Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net debt to equity ratio below 100%.

	2007	2006
	(in million pesos)
Long-term debt, including current portion	60,147	79,953
Notes payable	493	201
Total debt	60,640	80,154
Cash and cash equivalents	(17,447)	(16,870)
Short-term investments	(13,415)	(8,327)
Net debt	29,778	54,957

Equity attributable to equity holders of PLDT	111,113	102,521
Net debt to equity ratio	27%	54%

27. Supplemental Cash Flow Information

	2007	2006	2005
	(in million pesos)
Supplemental information for noncash investing activity:
Fair value of future earn-out payments	1,048	–	–

Supplemental information for noncash financing activities:
Conversion of preferred stock subject to mandatory redemption (Note 18)	313	11,020	2,591
Recognition of asset retirement obligations (Note 8)	48	45	63