Form 20-F
period 2008-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2009-04-02
CIK 78150

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 –
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 –
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 –
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

As at December 31, 2008:
187,483,837 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
441,480,512 shares of Serial Preferred Stock, Par Value Ten Philippine Pesos Per Share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☑
Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☑

i

 ii

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT
Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying audited consolidated financial statements in Item 18 for a list of these subsidiaries, including a description of their respective principal business activities).
Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.
In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States, all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan, and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php47.647 to US$1.00 on December 31, 2008. On March 31, 2009, the volume weighted average exchange rate quoted was Php48.422 to US$1.00.
In this report, each reference to:
•	3rd Brand means 3rd Brand Pte. Ltd., an 85%-owned subsidiary of Smart;
•	ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, our wholly-owned subsidiary;
•	AIL means ACeS International Limited, a 36.99%-owned associate of ACeS Philippines;
•	Airborne Access means Airborne Access Corporation, a 99.4%-owned subsidiary of Smart;
•	BayanTrade means BayanTrade Dotcom, Inc., a 45.11%-owned associate of ePLDT;
•	BCC means Bonifacio Communications Corporation, a 75%-owned subsidiary of PLDT;
•	BSP means Bangko Sentral ng Pilipinas;
•	ClarkTel means PLDT Clark Telecom, Inc., a wholly-owned subsidiary of PLDT;
•	CURE means Connectivity Unlimited Resources Enterprises, a wholly-owned subsidiary of Smart;
•	CyMed means CyMed, Inc., a wholly-owned subsidiary of SPi;
•	DigiPar Thailand means Digital Paradise Thailand, an 87.5%-owned subsidiary of ePLDT;
•	Digital Paradise means Digital Paradise, Inc., a 75%-owned subsidiary of ePLDT;
•	DSL means digital subscriber line;
•	ePLDT means ePLDT, Inc., a wholly-owned subsidiary of PLDT;
•	ePLDT Ventus means the umbrella brand name for ePLDT’s customer interaction solutions, including Ventus, Vocativ and Parlance;
•	First Pacific means First Pacific Company Limited;
•	First Pacific Group means First Pacific and its Philippine and other affiliates;
•	FHI means Francom Holdings, Inc.;
•	FPHC means First Philippine Holdings Corporation;
•	FPUC means First Philippine Utilities Corporation;

•	GAAP means generally accepted accounting principles;
•	GSM means global system for mobile communications;
•	I-Contacts means I-Contacts Corporation, a wholly-owned subsidiary of Smart;
•	IFRS means International Financial Reporting Standards as issued by the International Accounting Standards Board;
•	Infocom means Infocom Technologies, Inc., a 99.6%-owned subsidiary of ePLDT;
•	IP means internet protocol;
•	ISP means internet service providers;
•	Level Up! means Level Up!, Inc., a 60%-owned subsidiary of ePLDT;
•	Mabuhay Satellite means Mabuhay Satellite Corporation, a 67%-owned subsidiary of PLDT;
•	Maratel means PLDT-Maratel, Inc., a 97.5%-owned subsidiary of PLDT;
•	Meralco means Manila Electric Company;
•	netGames means netGames, Inc., an 80%-owned subsidiary of ePLDT;
•	NTC means the National Telecommunications Commission of the Philippines;
•	NTT means Nippon Telegraph and Telephone Corporation;
•	NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;
•	NTT DoCoMo means NTT DoCoMo, Inc., a majority-owned and publicly traded subsidiary of NTT;
•	NTTC-UK means NTT Communications Capital (UK) Ltd., a wholly-owned subsidiary of NTT Communications;
•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;
•	Parlance means Parlance Systems, Inc., a wholly-owned subsidiary of ePLDT;
•	PFRS means Philippine Financial Reporting Standards;
•	Philcom means Philcom Corporation;
•	PHC means PH Communications Holdings Corporation;
•	Philippine SEC means the Philippine Securities and Exchange Commission;
•	Piltel means Pilipino Telephone Corporation, a 92.5%-owned subsidiary of Smart;
•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;
•	PLDT Global means PLDT Global Corporation, a wholly-owned subsidiary of PLDT;
•	PSE means the Philippine Stock Exchange;
•	SBI means Smart Broadband, Inc., a wholly-owned subsidiary of Smart;
•	SCH means SmartConnect Holdings Pte. Ltd., a wholly-owned subsidiary of Smart;
•	SGP means SmartConnect Global Pte., Ltd., a wholly-owned subsidiary of Smart;
•	SHI means SmartHub Incorporated, a wholly-owned subsidiary of Smart;
•	SIM means subscriber identification module;

•	SMHC means Smart Money Holdings, Inc., a wholly-owned subsidiary of Smart;
•	SMI means Smart Money, Inc., a wholly-owned subsidiary of SMHC;
•	SMS means short messaging service;
•	Smart means Smart Communications, Inc., a wholly-owned subsidiary of PLDT;
•	SNMI means Smart-NTT Multimedia, Inc., a wholly-owned subsidiary of PLDT;
•	SPi means SPi Technologies, Inc., a wholly-owned subsidiary of ePLDT;
•	SPi Group means SPi and its subsidiaries;
•	SubicTel means PLDT Subic Telecom, Inc., a wholly-owned subsidiary of PLDT;
•	TSI means Telecommunications Solutions, Inc., a wholly-owned subsidiary of SMI;
•	U.S. SEC means the U.S. Securities and Exchange Commission;
•	VAS means value-added service;
•	VAT means value-added tax;
•	Ventus means ePLDT Ventus, Inc., a wholly-owned subsidiary of ePLDT;
•	Vocativ means Vocativ Systems, Inc., a wholly-owned subsidiary of ePLDT;
•	WAP means wireless application protocol;
•	WCI means Wireless Card, Inc., a wholly-owned subsidiary of Smart;
•	W-CDMA means wireless-code division multiple access; and
•	Wolfpac means Wolfpac Mobile, Inc., a wholly-owned subsidiary of Smart.
FORWARD-LOOKING STATEMENTS
Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements are generally identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.
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

PRESENTATION OF FINANCIAL INFORMATION
Our consolidated financial statements as at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, included in this Annual Report on Form 20-F have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. We adopted IFRS effective as at and for the fiscal year ended December 31, 2007 by applying IFRS 1: First-Time Adoption of International Reporting Standards. Our consolidated financial statements as at and for the year ended December 31, 2006 were originally prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and were restated in accordance with IFRS for comparative purposes only.
In accordance with rule amendments adopted by the U.S. SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP.
The consolidated financial statements included in our Annual Report on Form 20-F filed with the U.S. SEC, in respect of the years ended December 31, 2005 and 2004 were prepared in conformity with U.S. GAAP and, prior to that, in conformity with PFRS.
IFRS differs in certain significant aspects from U.S. GAAP and has some transitional differences with PFRS. As a result, our financial information presented under IFRS is not directly comparable with our historical financial information presented in conformity with U.S. GAAP or PFRS.
PART I
Item 1. Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
The selected audited consolidated financial information below as at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes, included elsewhere in Item 18 in this Annual Report. As disclosed above under “Presentation of Financial Information”, our consolidated financial statements as at, and for the years ended, December 31, 2008, 2007 and 2006 have been prepared and presented in conformity with IFRS.
The selected consolidated financial information below as at and for the years ended December 31, 2005 and 2004 is based on financial statements prepared and presented in conformity with U.S. GAAP and should be read in conjunction with, and is qualified in its entirety by reference to, such consolidated financial statements, including the notes, included in our previous Annual Report for the fiscal year ended December 31, 2006 filed with the U.S. SEC on June 27, 2007.
Therefore, data for 2005 and 2004 are not comparable with data for 2008, 2007 and 2006 and are presented separately.

Amounts in conformity with IFRS:

	2008(1)			2008			2007			2006
	(in millions, except earnings per common share amounts, ratio of earnings
	to fixed charges and dividends declared per common share amounts)
Statements of Operating Data:
Revenues	US$	3,061		Php	145,837		Php	138,704		Php	127,508
Service revenues		2,999			142,873			135,478			124,988
Non-service revenues		62			2,964			3,226			2,520
Expenses		1,800			85,786			83,587			82,003
Net income(2)		734			34,976			39,274			32,581
Earnings per common share for the year attributable to equity holders of PLDT
Basic		3.78			179.96			205.84			173.10
Diluted		3.78			179.95			204.88			173.01
Balance Sheets Data:
Cash and cash equivalents		707			33,684			17,447			16,870
Total assets		5,301			252,558			240,158			241,904
Total long-term debt — net of current portion		1,236			58,899			53,372			63,769
Total debt(3)		1,551			73,911			60,640			80,154
Total liabilities(4)		3,056			145,589			127,813			139,052
Total equity(2)		2,245			106,969			112,345			102,853
Other Data:
Depreciation and amortization		519			24,709			28,613			31,869
Ratio of earnings to fixed charges(5)		8.0	x		8.0	x		8.3	x		4.6	x
Net cash provided by operating activities		1,643			78,302			77,418			69,211
Net cash used in investing activities		357			17,014			31,319			35,790
Net cash used in financing activities		954			45,464			44,819			45,900
Dividends declared to common shareholders		771			36,758			28,299			14,459
Dividends declared per common share		4.07			194.00			150.00			78.00

Amounts in conformity with U.S. GAAP:

	2005			2004
	(in millions, except operating income per
	share amounts, earnings per common
	share amounts, ratio of earnings to
	fixed charges and dividends declared
	per common share amounts)

Statements of Operating Data:
Revenues	Php	123,335		Php	121,173
Service revenues		120,348			114,904
Non-service revenues		2,987			6,269
Expenses		74,821			72,634
Operating income per share
Basic		263.81			266.73
Diluted		255.15			252.20
Net income		40,603			28,101
Earnings per common share
Basic		217.84			146.32
Diluted		211.93			145.30
Balance Sheets Data:
Cash and cash equivalents		30,059			27,321
Total assets		269,709			279,041
Total long-term debt — net of current portion		93,516			131,377
Total debt(3)		112,313			159,455
Total liabilities(4)		176,980			215,145
Total stockholders’ equity		79,595			48,079
Other Data:
Depreciation and amortization		27,855			20,098
Ratio of earnings to fixed charges(5)		5.9	x		4.1	x
Net cash provided by operating activities		66,280			63,107
Net cash used in investing activities		13,080			24,764
Net cash used in financing activities		49,470			30,325
Dividends declared to common shareholders		9,624			—
Dividends declared per common share		56.00			—

(1)	We maintain our accounts in Philippine pesos. For convenience, the peso financial information as at and for the year ended December 31, 2008, has been translated into U.S. dollars at the exchange rate of Php47.647 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2008. This translation should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)	Net income and total equity under IFRS includes share of minority interest in consolidated net income and net assets, respectively.

(3)	Total debt represents current portion of long-term debt, long-term debt — net of current portion and notes payable.

(4)	Total liabilities on a consolidated basis in 2008, 2007 and 2006 under IFRS represent the sum of current and noncurrent liabilities. Total liabilities on a consolidated basis in 2005 and 2004 under U.S. GAAP represent the difference between total assets and minority interest in consolidated subsidiaries, preferred stock subject to mandatory redemption and stockholders’ equity.

(5)	For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest, (2) preference security dividend requirements of consolidated subsidiaries, and (3) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges

“Fixed charges” consist of interest expensed and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

Capital Stock
The following table summarizes PLDT’s capital stock outstanding as at December 31, 2008 and 2007:

	December 31,
	2008		2007
	(in millions)
Serial Preferred Stock
10% Cumulative Convertible Preferred Stock
A to HH	Php	4,054.81	Php	4,056.50
Convertible Preferred Stock Subject to Mandatory Redemption
Series V(1)		0.01		0.31
Series VI(1)		0.04		6.80
Cumulative Non-convertible Redeemable Preferred Stock
Series IV		360.00		360.00

	Php	4,414.86	Php	4,423.61

Common Stock	Php	947.28	Php	943.70

(1)	Preferred stock subject to mandatory redemption in 2008 (see Note 18 — Interest-bearing Financial Liabilities — Preferred Stock Subject to Mandatory Redemption to the accompanying audited consolidated financial statements in Item 18 for further discussion).
Dividends Declared
The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2006, 2007 and 2008:

		Date		Amount
Earnings	Approved	Record	Payable	Per share		Total Declared
						(in millions)

2006	August 8, 2006	August 21, 2006	September 21, 2006	Php	50	Php	9,379
2006	March 6, 2007	March 20, 2007	April 20, 2007		50		9,429
2006	August 7, 2007	August 24, 2007	September 24, 2007		40		7,548

					140		26,356

2007	August 7, 2007	August 24, 2007	September 24, 2007		60		11,322
2007	March 4, 2008	March 19, 2008	April 21, 2008		68		12,853
2007	March 4, 2008	March 19, 2008	April 21, 2008		56		10,585

					184		34,760

2008	August 5, 2008	August 22, 2008	September 22, 2008		70		13,140
2008	March 3, 2009	March 18, 2009	April 21, 2009		70		13,124
2008	March 3, 2009	March 18, 2009	April 21, 2009		60		11,249

				Php	200	Php	37,513

Our current policy is to declare and pay dividends taking into consideration the interests of our shareholders as well as our working capital, capital expenditures and debt servicing requirements, including our ability to meet loan covenant requirements (see Note 17 — Equity and Note 18 — Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18). The retention of earnings is necessary to meet the funding requirements of our business expansion and development programs. Unappropriated retained earnings of PLDT include undistributed earnings representing accumulated equity in the net earnings of our subsidiaries, which are not available for distribution as dividends until received in the form of dividends from such subsidiaries (see Note 17 — Equity to the accompanying audited consolidated financial statements in Item 18). Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, which acts as the dividend-disbursing agent, converts the peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar proceeds abroad, net of applicable withholding tax.

Dividends Paid
A summary of dividends paid per share of PLDT’s common stock stated in both Philippine peso and U.S. dollars follows:

	In Philippine Peso	In U.S. Dollars

2006	78.00	1.543
2007	150.00	3.264
2008	194.00	4.474
Regular Dividend — April 21, 2008	68.00	1.624
Regular Dividend — September 22, 2008	70.00	1.513
Special Dividend — April 21, 2008	56.00	1.337
2009	130.00	2.728
Regular Dividend — March 3, 2009	70.00	1.429
Special Dividend — March 3, 2009	60.00	1.226

Note:	Dividends on PLDT’s common stock were declared and paid in Philippine pesos. For the convenience of the reader, the peso dividends are translated into U.S. dollars based on the Philippine Dealing System Reference Rate on the respective dates of dividend payments.
Exchange Rates
The Philippine government does not administratively fix the exchange rate between the Philippine peso and the U.S. dollar. Since August 1, 1992, a market average rate has been determined daily in inter-bank trading using the Philippine Dealing System, known as the Philippine Dealing System Reference Rate. The Philippine Dealing System is a specialized off-floor direct dealing service for the trading of Philippine pesos-U.S. dollars by member banks of the Bankers Association of the Philippines and BSP, the central bank of the Philippines. All members of the Bankers Association of the Philippines are required to make their Philippine peso-U.S. dollar trades through this system, which was established by Telerate Financial Information Network of Hong Kong.
The following shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End		Average(1)		High(2)		Low(3)

2004	Php	56.341	Php	56.149	Php	55.142	Php	56.443
2005		53.062		55.006		53.062		56.321
2006		49.045		51.165		49.045		53.587
2007		41.411		45.879		41.142		49.156
2008		47.647		44.706		40.360		49.984
2009 (through March 31, 2009)		48.422		48.141		46.554		49.056

Source:	Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

(2)	Highest exchange rate for the period.

(3)	Lowest exchange rate for the period.

	Month
	Period End		Average(1)		High(2)	Low(3)
2008
September	Php	47.264	Php	46.756	46.253	47.270
October		48.902		48.100	46.980	49.378
November		48.799		49.181	48.078	49.984
December		47.647		48.026	46.708	49.471
2009
January		47.340		47.192	46.554	47.591
February		48.662		47.651	46.993	48.662
March (through March 31, 2009)		48.422		48.447	48.024	49.056

Source:	Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates during the month.

(2)	Highest exchange rate for the month.

(3)	Lowest exchange rate for the month.

This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the Philippine Dealing System Reference Rate as at December 31, 2008 of Php47.647 to US$1.00. You should not assume that such peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at March 30, 2009, the exchange rate quoted through the Philippine Dealing System was Php48.419 to US$1.00. The weighted average exchange rate of the Philippine peso to the U.S. dollar for a year used in the succeeding discussions in this report was calculated using the average of the daily exchange rates quoted through the Philippine Dealing System during the year.
Risk Factors
Risks Relating to Us
We face competition from well-established telecommunications operators and may face competition from new entrants that may adversely affect our business, results of operations, financial condition and prospects
The Philippine government has liberalized the Philippine telecommunications industry and opened the Philippine telecommunications market to new entrants. Including the PLDT Group, there are eight major local exchange carriers, 11 international gateway facility providers and seven cellular service providers in the country. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly data and other network services segments. There can be no assurance that the number of providers of telecommunication services will not further increase or that competition for telecommunications customers will not lead our cellular and fixed line subscribers to switch to other operators or lead us to increase our marketing expenditures or reduce our rates resulting in a reduction in our profitability.
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
As a result of the competitive environment, Smart has not increased its cellular rates since November 1998. Moreover, the level of competition requires Smart to continuously innovate its products and to conduct promotions, which may affect its cellular revenues and revenue growth. For example, in order to test the market demand for fixed rate or “bucket” plans for voice and text services and in response to similar types of promotions launched by its competitors, Smart launched promotions pursuant to which Smart and Talk ‘N Text prepaid subscribers had the option to avail themselves of unlimited on-network (Smart-to-Smart) voice calls or text messages at a fixed rate.
There can be no assurance that incurring additional marketing expenses for these promotions and responding to rate pressures and the potential loss of customers will not have a material adverse effect on our financial performance.
The cellular telecommunications industry may not continue to grow
The majority of our total revenues is currently derived from cellular services. As a result, we depend on the continued development and growth of the cellular telecommunications industry. The cellular penetration rate in the Philippines is estimated to have reached over 75%. The growth of the cellular communications market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices, the price levels of cellular handsets, consumer preferences and amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for cellular services may harm our business.

Rapid changes in telecommunications technology may adversely affect the economics of our existing businesses and the value of our assets, increase our required capital expenditures and create new competition
The telecommunications sector has been characterized recently by rapid technological changes. There can be no assurance that these developments will not result in competition from providers of new services or the need to make substantial capital expenditures to upgrade our facilities. Furthermore, the NTC has issued to Smart and our competitors licenses covering 3G cellular services, and we have incurred significant expenses in the roll out of these services. We are also continuing to upgrade to a next generation, all-IP network and rolling out a wireless broadband network in order to expand our capability to provide broadband services. These projects require and will continue to require over the next few years significant capital expenditures.
Our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer services that meet customer demands on a competitive and timely basis. We may be unable to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate or effective manner. Future development of new technologies, services or standards could require significant changes to our business model, could negatively impact our existing businesses and could necessitate new investments. In addition, new products and services may be expensive to develop and may result in increased competition. Such strategic initiatives and technological developments could require us to incur significant additional capital expenditures. There can be no assurance that we would be able to adopt and successfully implement new technologies. In addition, there can be no assurance on how emerging and future technological changes will affect our operations or the competitiveness of our services.
Our results of operations and our financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar
A substantial portion of our indebtedness, related interest expense and our capital expenditures and a portion of our expenses are denominated in U.S. dollars and other foreign currencies, but a significant portion of our revenues is denominated in Philippine pesos. As at December 31, 2008, 78% of our total consolidated indebtedness was foreign currency-denominated of which approximately 45% was unhedged.
A depreciation of the Philippine peso against the U.S. dollar increases the amount of our U.S. dollar-denominated debt obligations and operating and interest expenses in peso terms. In the event that the Philippine peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations and other means to offset the resulting increase in our obligations in peso terms. Moreover, a depreciation of the Philippine peso against the U.S. dollar may result in our recognition of significant foreign exchange losses, which could materially adversely affect our results of operations. For example, the Philippine peso depreciated against the U.S. dollar from Php41.411 as at December 31, 2007 to Php47.647 as at December 31, 2008, as a result of which, we recognized in 2008 foreign exchange losses in the amount of Php6,170 million, representing a change of Php14,160 million from a foreign exchange gain of Php7,990 million recognized in 2007. A depreciation of the Philippine peso could also cause us not to be in compliance with the financial covenants imposed by our lenders under certain loan agreements and other indebtedness. Further, fluctuations in the Philippine peso value and of interest rates impact the mark-to-market gains/losses of certain of our financial debt instruments which were designated as non-hedged items.
On the other hand, approximately 34.5% of PLDT Group’s consolidated service revenues are either denominated in U.S. dollars or are linked to the U.S. dollar. In this respect, an appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreases our revenues, and consequently, our cash flow from operations in Philippine peso terms.
The Philippine peso has been subject to significant fluctuations in recent years. From 2003 to 2004, the Philippine peso depreciated from a high of Php49.336 on May 20, 2002 to a low of Php56.443 on October 14, 2004. While the peso appreciated in 2005, 2006 and 2007, it depreciated in 2008 to a low of Php49.984 and closed at Php47.647 as at December 31, 2008, and there can be no assurance that the peso will not further depreciate and be subjected to significant fluctuations going forward due to a range of factors, including:
•	political and economic developments affecting the Philippines;

•	global economic and financial trends;

•	the volatility of regional currencies, particularly the Japanese yen;

•	any interest rate increases by the Federal Reserve Bank of the United States;

•	higher demand for U.S. dollars by both banks and domestic businesses to service their maturing U.S. dollar obligations; and

•	foreign exchange traders including banks covering their short U.S. dollar positions.

Our results of operations have been, and may continue to be, adversely affected by competition in, and the emergence of new services which may put additional pressure on, our traditional international and national long distance services
The international long distance business has historically been one of our major sources of revenue. However, due to competition and the steep decline in international settlement rates that are paid to us by foreign telecommunications carriers for termination of international calls on our network, revenues generated from our international long distance business have declined in recent years.
We anticipate that revenues from international long distance and international data services, including our services, will continue to decline in the future due primarily to:
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
We may not be successful in our acquisitions of and investments in other companies and businesses, and may therefore be unable to fully implement our business strategy
As part of our growth strategy, we may, from time to time, make acquisitions and investments in companies or businesses. The success of our acquisitions and investments depends on a number of factors, including:
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

Our debt instruments contain restrictive covenants which require us to maintain certain financial tests and our indebtedness could impair our ability to fulfill our financial obligations, service our other debt and carry out new financings
As at December 31, 2008, we had consolidated total indebtedness of Php73,911 million (US$1,551 million), and a consolidated ratio of debt to equity (total debt on a consolidated basis divided by total equity attributable to equity holders of PLDT) of 0.70x. Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios calculated on the basis of PFRS on a consolidated and non-consolidated basis and limit our ability to incur indebtedness. For a description of some of these covenants, see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Covenants.”
Our indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, they could require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements.
The principal factors that can negatively affect our ability to comply with the financial ratios and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since as at December 31, 2008, approximately 78% of our total consolidated debts was denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are expected to be negatively affected by any weakening of the peso.
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
Our subsidiaries could be limited in their ability to pay dividends to us due to internal cash requirements and their creditors having superior claims to their assets and cash flows, which could materially and adversely affect our financial condition
A growing portion of our total revenues and cash flow from operations is derived from our subsidiaries, particularly Smart. Smart and some of our other subsidiaries have significant internal cash requirements for debt service, capital expenditures and expenses and so may be financially unable to pay any dividends to PLDT. Although Smart has been making dividend payments to PLDT since December 2002, there can be no assurance that PLDT will continue to receive dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or investee in the future.
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
We may have difficulty meeting debt payment obligations if we do not continue to receive cash dividends from our subsidiaries and our financial condition could be materially and adversely affected as a result.

Our businesses require substantial capital investment which we may not be able to finance
Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks and services, require substantial ongoing capital investment. Our consolidated capital expenditures in 2008 and 2007 totaled Php25,203 million and Php24,824 million, respectively. Our 2009 budget for consolidated capital expenditures is approximately Php27,000 million, of which approximately Php10,000 million is budgeted to be spent by PLDT and approximately Php15,000 million is budgeted to be spent by Smart; the balance represents the budgeted capital spending of our other subsidiaries. PLDT’s capital spending is intended principally to finance the continued build-out and upgrade of its data and IP infrastructures and for its fixed line data services and the maintenance of its network. Smart’s capital spending is focused on expanding and upgrading its transmission network facilities to meet increased demand for cellular and broadband services.
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
Our businesses depend on the reliability of our network infrastructure which is subject to physical, technological and other risks
We depend to a significant degree on an uninterrupted operation of our network to provide our services. We also depend on robust information technology systems to enable us to conduct our operations. The development and operation of telecommunications networks are subject to physical, technological and other risks, which may cause interruptions in service or reduced capacity for customers. These risks include:
•	physical damage;
•	power loss;
•	capacity limitation;
•	cable theft;
•	software defects; and
•	breaches of security by computer viruses, break-ins or otherwise.
The occurrence of any of these risks could have a material and adverse effect on our ability to provide services to customers. While we are undertaking initiatives to prevent and/or mitigate the occurrence of said risks, including the preparation of a disaster recovery plan that aims to allow restoration of service at the soonest possible time from occurrence of an incident, there can be no assurance that these risks will not occur or that our initiatives will be effective should such risks occur.
A significant number of PLDT’s shares are held by three shareholders which may not act in the interests of other shareholders or stakeholders in PLDT
The First Pacific Group has beneficial ownership of approximately 26.37% in PLDT’s outstanding common stock as at February 28, 2009. This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership.

Pursuant to publicly available filings made with the PSE, as at February 28, 2009, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of the outstanding shares of PLDT’s common stock. First Pacific and certain of its affiliates, or the FP Parties, NTT Communications, NTT DoCoMo and PLDT entered into a Cooperation Agreement, dated January 31, 2006, pursuant to which, among other things, certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, or the Strategic Agreement, and the Shareholders Agreement dated March 24, 2000, or the Shareholders Agreement, were extended to NTT DoCoMo. See Item 7. “Major Shareholders and Related Party Transactions” for further details regarding the shareholdings of NTT Communications and NTT DoCoMo in PLDT. As a result of the Cooperation Agreement, NTT Communications and NTT DoCoMo, in coordination with each other, have contractual veto rights over a number of major decisions and transactions that PLDT could make or enter into, including:
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
The FP Parties and/or NTT Communications and/or NTT DoCoMo may exercise their respective influence over these decisions and transactions in a manner that could be contrary to the interests of other shareholders or stakeholders in PLDT.
If a major shareholder sells its interest in PLDT, the transaction may result in an event of default under certain circumstances
If First Pacific Group or NTT Communications sell all or a portion of their equity interest in PLDT, in certain circumstances, such sale may give rise to an obligation for PLDT to make an offer to purchase its outstanding debt under its US$250 million 11.375% notes due 2012. As at December 31, 2008, Php7,584 million in principal amount of PLDT’s indebtedness is directly subject to a redemption upon any change in the major shareholding of PLDT or to an offer to purchase requirement. In such event, if PLDT fails to complete an offer to purchase the affected debts, all of its debt could become immediately due and payable as a result of various cross-default and acceleration provisions.

The franchise of Smart may be revoked due to its failure to conduct a public offering of its shares
In order to diversify the ownership base of public utilities, the Philippine Public Telecommunications Policy Act, Republic Act, or R.A., 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares within a period of five years from (a) the date the law became effective or (b) the entity’s first start of commercial operations, whichever date is later. As the timeframe has lapsed without Smart having conducted a public offering of its shares, the Philippine Congress may revoke the franchise of Smart for its failure to comply with the requirement under R.A. 7925 on the public offering of its shares. A quo warranto case may also be filed against Smart by the Office of the Solicitor General of the Philippines for the revocation of the franchise of Smart on the ground of violation of R.A. 7925.
Smart maintains the position that it has not violated the provision in its franchise to make a public offering of its shares within a certain period, since it believes such provision is merely directory. Further, Smart believes that the policy underlying the requirement for telecommunications entities to conduct a public offering should be deemed to have been achieved when PLDT acquired a 100% equity interest in Smart in 2000, since PLDT was then and continues to be a publicly listed company. In September 2004, Senate Bill No. 1675 was filed seeking to declare that a telecommunication entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-thirds of its outstanding voting stock are owned and controlled directly or indirectly, by a listed company. However, there can be no assurance that such bill will be enacted or that Philippine Congress will not revoke the franchise of Smart or the Office of Solicitor General of the Philippines will not initiate a quo warranto proceeding against Smart for the revocation of its franchise for failure to comply with the provision under R.A. 7925 on the public offering of shares.
Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes
We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress. Additionally, PLDT operates pursuant to various provisional authorities and certificates of public convenience and necessity, or CPCNs, which were granted by the NTC and will expire between now and 2028. For a description of our licenses, see Item 4. “Information on the Company — Licenses and Regulation.” Some of PLDT’s CPCNs and provisional authorities have already expired. However, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decisions on these extensions. Because PLDT filed the applications for extension on a timely basis, we expect that these extensions will be granted. However, there can be no assurance that the NTC will grant these extensions. Smart also operates its cellular, international long distance, national long distance and global mobile personal communications via satellite services as well as international private leased circuits pursuant to CPCNs, which will expire upon the expiration of its franchise. Smart’s franchise is due to expire on March 27, 2017, 25 years after the date on which its current franchise was granted.
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
The PLDT Group is also subject to a number of national and local taxes. There can be no assurance that PLDT Group will not be subject to new and/or additional taxes and that PLDT Group would be able to impose additional charges or fees to compensate for the imposition of such taxes.

There are also various bills pending in the Philippine Congress which propose to impose a franchise tax on telecommunication companies and to tax telecommunications services, among them, the imposition of a tax on mobile phone companies on all text entries to text games; the imposition of a Php0.50 specific tax on each SMS to be borne by the cellular phone companies; imposition of a 10% ad valorem tax on all cellular phone calls using 3G; the prohibition on telecommunications companies from imposing fees and/or charges on text messages between subscribers of the same telecommunications company and providing for free text messages until the prepaid amount has been fully used up; and the imposition of an additional Php0.10 tax on text messaging charges. In addition, there is a pending bill which seeks to impose on telecommunications companies a 20% tax on the gross receipts from text messaging services for a period of five years, where the proceeds of such tax will be used to fund educational projects. See Item 4. “Information on the Company—Licenses and Regulations—Material effects of regulation on our business”. If any of these bills are enacted into law, such legislation would have a material and adverse impact on our results of operations and financial condition. There can be no assurance that we would be able to impose additional charges or fees to compensate for the imposition of such taxes or charges, or for the loss of fees and/or charges.
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
Along with the other Philippine cellular operators, Smart filed a complaint for the nullification of this memorandum circular before the regional trial court, or RTC, of Quezon City and sought for the issuance of a preliminary injunction while proceedings are ongoing. The RTC issued the preliminary injunction, which restrained the implementation of the memorandum circular. The complaint of the Philippine cellular operators is being heard by the RTC of Quezon City.
In December 2005, the NTC issued a consultative document on the development of competition policy framework for the information communications sector. The consultative paper contains questions which cover the following key areas:
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

In 2008, in connection with the NTC’s efforts to enhance competition within the telecommunications industry in the Philippines, the NTC issued Memorandum Circulars on the following:
(a)	guidelines on the mandatory interconnection of backhaul networks to the cable landing station, which were issued and became effective on October 7, 2008; and
(b)	guidelines on the interconnection of local exchange carriers, or LECs, in local calling areas that eliminate interconnection access charges between LECs within a local calling area, which were issued and became effective on May 30, 2008.
In addition, in 2008, the NTC proposed implementing guidelines on developing reference access offers, which are statements of the prices, terms and conditions under which a telecommunications carrier proposes to provide access to its network or facilities to another such carrier of value-added service provider.
There can be no assurance that the NTC will not impose changes to the current regulatory framework which may lead to increased competition. Any such changes may have an adverse effect on our business, results of operations and prospects.
If we are unable to install and maintain telecommunications facilities and equipment in a timely manner, we may not be able to maintain our current market share and the quality of our services, which may have negative implications for our revenue and profitability
Our business requires the regular installation of new, and the maintenance of existing, telecommunications transmission and other facilities and equipment, which are being undertaken. The installation and maintenance of these facilities and equipment are subject to risks and uncertainties relating to:
•	shortages of equipment, materials and labor;
•	work stoppages and labor disputes;
•	interruptions resulting from inclement weather and other natural disasters;
•	unforeseen engineering, environmental and geological problems; and
•	unanticipated cost increases.
Any of these factors could give rise to delays or cost overruns in the installation of new facilities or equipment or could prevent us from properly maintaining the equipment used in our networks, and hence could affect our ability to maintain existing services and roll out new services, etc., which could have a material and adverse effect on our results of operations and financial condition.
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
We are required to comply with various Philippine and U.S. laws and regulations on internal controls. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, we have been required to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by our management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must express an opinion on our internal control over financial reporting based on their audits.

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
For example, the Philippines have experienced various street protests and violent civil unrest, including coup d’etat attempts against the administration of President Arroyo.
Furthermore, the Philippine economy has experienced periods of slow growth, high inflation and significant depreciation of the peso. The Philippine government is also facing a fiscal deficit that the government is aiming to eliminate in the near future by implementing a number of economic reforms.
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
The occurrence of natural catastrophes may materially disrupt our operations
The Philippines has experienced a number of major natural catastrophes over the years including typhoons, volcanic eruptions and earthquakes that may materially disrupt and adversely affect our business operations. The earthquake that hit Taiwan on December 26, 2006 severed cable systems linking the Philippines to other Asian and American countries, causing major slowdown of voice and non-voice data traffic exchange. There can be no assurance that the insurance coverage PLDT maintains for these risks will adequately compensate it for all damages and economic losses resulting from natural catastrophes.

Item 4. Information on the Company
Overview
We are the leading national telecommunications service provider in the Philippines. Through our three principal business groups — wireless, fixed line, and information and communications technology — we offer a wide range of telecommunications services to approximately 37 million subscribers in the Philippines across the nation’s most extensive fiber optic backbone and fixed line, cellular and satellite networks.
We are the leading fixed line service provider in the Philippines with over 60% of the total reported fixed line subscribers nationwide as at December 31, 2008. Smart, our wholly-owned subsidiary, is the leading cellular service provider in the country, with approximately 31% of total reported cellular subscribers as at December 31, 2008. In addition, Piltel, Smart’s 92.5%-owned subsidiary, had approximately 21% of total reported cellular subscribers as at December 31, 2008. We have interests in the information and communications technology sectors, including the operation of our VitroTM data center, customer interaction solutions, formerly referred to as call center business, and knowledge processing solutions business, formerly referred to as business process outsourcing and internet and online gaming services.
Our common shares are listed and traded on the PSE and our American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs, are listed and traded on the New York Stock Exchange, or NYSE, in the United States.
We had a market capitalization of approximately Php405,903 million (US$8,341 million) as at February 28, 2009, representing one of the largest market capitalizations among Philippine-listed companies. For the year ended December 31, 2008, we had total revenues of Php145,837 million (US$3,061 million).
Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 816-8534. Our website address is www.pldt.com.ph. The contents of our website are not a part of this annual report.
Historical Background and Development
PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Group acquired a significant interest in PLDT. On March 24, 2000, NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (U.K.) Limited, or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart. On March 14, 2006, NTT DoCoMo acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT’s common stock and together with NTT Communications beneficially owned approximately 21% of the outstanding shares of PLDT’s common stock as at February 28, 2009. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC. This investment in PTIC, a shareholder of PLDT, represents an attributable interest of approximately 6.4% of the then issued common shares of PLDT and thereby raised the First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s shares of common stock as at that date. First Pacific Group had beneficial ownership of approximately 26.37% in PLDT’s outstanding common stock as at February 28, 2009. See Item 7. “Major Shareholders and Related Party Transactions” for further discussion.

PLDT’s original franchise was granted in 1928 and was last amended in 1991, extending its effectiveness until 2028 and broadening PLDT’s franchise to permit PLDT to provide virtually every type of telecommunications service. PLDT’s franchise covers the business of providing basic and enhanced telecommunications services in and between the provinces, cities and municipalities in the Philippines and between the Philippines and other countries and territories including mobile, cellular, wired or wireless telecommunications system, fiber optics, multi-channel transmission distribution systems and their VAS such as but not limited to transmission of voice, data, facsimile, control signals, audio and video, information services bureau and all other telecommunications systems technologies, as are at present available or can be made available through technical advances or innovations in the future. See Item 8. “Financial Information — Legal Proceedings — Quo Warranto Action” for information regarding legal proceedings initiated by the Solicitor General with respect to PLDT’s franchise.
Our consolidated capital expenditures amounted to Php25,203 million and Php24,824 million in 2008 and 2007, respectively. Of these amounts, Php7,209 million and Php9,912 million were attributable to PLDT in 2008 and 2007, respectively, while Php17,091 million and Php14,179 million were spent by Smart in 2008 and 2007, respectively. The remaining balances were spent by our other subsidiaries, principally ePLDT and its subsidiaries. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Investing Activities.
Recent Developments
Acquisition of Debt and Equity of Philcom Corporation, or Philcom
On January 2, 2009, PLDT and Premier Global Resources, or PGR, executed a Debt Assignment Agreement wherein PGR sold to PLDT for Php340 million, the outstanding obligations of Philcom to suppliers, banks and other financial institutions, or the Philcom Lenders, that PGR acquired from such Philcom Lenders with a nominal amount of Php3,540 million. Following the execution of the Debt Assignment Agreement, PLDT and Philcom executed a Restructuring Agreement wherein PLDT agreed to the restructuring of the Philcom obligations from the nominal amount of Php3,540 million to Php340 million. The restructured principal of Php340 million is payable by Philcom in ten equal annual installments starting on January 2, 2010. Interest on the restructured principal is payable on each payment date based on the floating rate of one year PDST-F plus a margin of 250 bps.
On January 3, 2009, PLDT, PGR and Philippine Global Communications, Inc., or PGCI, executed a Share Assignment Agreement wherein PGCI sold to PLDT all of the outstanding common shares of Philcom for a total consideration of Php75 million. PGR controls 55% of the shares of PGCI through a voting trust agreement. Both parties have filed the necessary application/petition for the approval of this transaction by the NTC. See Note 11 — Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18.
The acquisition of Philcom is expected to allow the PLDT Group to broaden its presence in Mindanao, where it has operations carried out under Maratel and SBI. This expanded presence is expected to benefit not only the existing subscribers in the area, but will also provide the communities in the area with an opportunity to access improved telecommunications facilities.
Investment by Piltel in Meralco
On March 12, 2009, FPHC, FPUC, and Lopez, Inc., together the Lopez Group, and PLDT entered into an investment and cooperation agreement pursuant to which: (a) PLDT agreed to acquire, through Piltel as its designated affiliate, 223 million shares in Meralco, representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20.07 billion, or Php90 per share, and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its designee to nominate certain senior management officers and members of the Board of Directors and Board Committees of Meralco. As part of the transaction, Piltel and the Lopez Group also entered into an exchangeable note agreement pursuant to which Piltel will purchase an exchangeable note to be issued by FPUC, with a face value of Php2 billion, exchangeable at Piltel’s option into 22,222,222 shares of common stock of Meralco, which will constitute part of the approximately 20% of Meralco’s shares of common stock to be acquired by Piltel in this transaction. The exchange option is exercisable simultaneously with the acquisition of such shares by Piltel.
Meralco is the largest distributor of electricity in the Philippines with a service area spanning 9,337 square kilometers, where approximately a quarter of the total Philippine population resides. It has a customer base of about 4.5 million, comprising commercial, industrial, and residential customers. In addition to electrical distribution, Meralco undertakes several related businesses, including e-Meralco Ventures, Inc., which operates a fiber optic network of over 1,000 kilometers and provides leased line connections, metro ethernet connections and disaster recovery transport services.

The PLDT Group and Meralco have a number of compatible network and business infrastructure elements, such as fiber optic backbones, power pole network, and business offices. For many years, we have been using the power pole network of Meralco in Metropolitan Manila for PLDT’s fixed line aerial cables in this area pursuant to short-term lease agreements with Meralco with typically a five-year term. The contemplated investment in Meralco thus constitutes a strategic investment for us that could lead to opportunities for operational and business synergies and may result in new revenue streams and cost savings for us as well as Meralco.
Contemplated Consolidation of Cellular Business under Smart
Subject to the approval of Piltel shareholders and regulatory agencies, we contemplate to consolidate our cellular business under Smart through a series of transactions, which would include: (a) the licensing for use of Piltel’s “Talk ‘N Text” brand to Smart for a lump sum royalty fee based on a percentage of projected net service revenues; (b) the transfer of Piltel’s existing Talk ‘N Text subscriber base to Smart in consideration of a one-time payment equivalent to the subscriber acquisition cost which Smart would have incurred for the acquisition of its own subscribers; and (c) the sale of Piltel’s GSM fixed assets to Smart at net book value. In addition, Smart is currently evaluating a possible tender offer for shares of common stock of Piltel held by minority shareholders.
Organization
PLDT Group includes the following significant subsidiaries as at February 28, 2009:

			Percentage of Ownership
Name of Subsidiary	Place of Incorporation	Principal Activity	Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	—
Smart Broadband, Inc.	Philippines	Internet broadband distribution	—	100.0
SmartConnect Holdings Pte. Ltd.	Singapore	Investment company	—	100.0
I-Contacts Corporation	Philippines	Customer interaction solutions	—	100.0
Wolfpac Mobile, Inc.	Philippines	Mobile applications development and services	—	100.0
SmartConnect Global Pte. Ltd.	Singapore	International trade of satellites and GSM enabled global telecommunications	—	100.0
Wireless Card, Inc.	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0
Smarthub, Incorporated	Philippines	Development and sale of software, maintenance and support services	—	100.0
Smart Money Holdings Corporation	Cayman Islands	Investment Company	—	100.0
Smart Money, Inc.	Cayman Islands	Mobile commerce solutions marketing	—	100.0
Telecoms Solutions, Inc.	Mauritius	Mobile commerce platforms	—	100.0
Far East Capital Limited	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0
Francom Holdings, Inc.	Philippines	Investment company	—	100.0
Connectivity Unlimited Resource Enterprise	Philippines	Cellular mobile services	—	100.0
Airborne Access Corporation	Philippines	Wireless Internet services	—	99.4
Pilipino Telephone Corporation	Philippines	Cellular mobile services	—	92.5
3rd Brand Pte. Ltd.	Singapore	Solutions and systems integration services	—	85.0
Telesat, Inc.	Philippines	Satellite communications services	100.0	—
ACeS Philippines Cellular Satellite Corporation	Philippines	Satellite information and messaging services	88.5	11.5
Mabuhay Satellite Corporation	Philippines	Satellite communications services	67.0	—

Fixed Line
PLDT Clark Telecom, Inc.	Philippines	Telecommunications services	100.0	—
PLDT Subic Telecom, Inc.	Philippines	Telecommunications services	100.0	—
Philcom Corporation	Philippines	Telecommunications services	100.0	—
PLDT Global Corporation	British Virgin Islands	Telecommunications services	100.0	—
Smart-NTT Multimedia, Inc.	Philippines	Data and network services	100.0	—
PLDT-Maratel, Inc.	Philippines	Telecommunications services	97.5	—
Bonifacio Communications Corporation	Philippines	Telecommunications, infrastructure and related value-added services	75.0	—

			Percentage of Ownership
Name of Subsidiary	Place of Incorporation	Principal Activity	Direct	Indirect

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer interaction solutions and IT-related services	100.0	—
SPi Technologies, Inc. and Subsidiaries	Philippines	Knowledge processing solutions	—	100.0
ePLDT Ventus, Inc.	Philippines	Customer interaction solutions	—	100.0
Vocativ Systems, Inc.	Philippines	Customer interaction solutions	—	100.0
Parlance Systems, Inc.	Philippines	Customer interaction solutions	—	100.0
Infocom Technologies, Inc.	Philippines	Internet access services	—	99.6
Digital Paradise Thailand	Thailand	Internet access services	—	87.5
netGames, Inc.	Philippines	Publisher of online games	—	80.0
Digital Paradise, Inc.	Philippines	Internet access services	—	75.0
Level Up! (Philippines), Inc.	Philippines	Publisher of online games	—	60.0
Level Up!, SPi and CyMed were all acquired in 2006 and their financial results have been included in our consolidated financial statements since February, July and August 2006, respectively. On April 12, 2007, SPi acquired a 100% equity interest in Springfield Service Corporation, or Springfield, a company engaged in the medical billing and revenue cycle management market in the United States.
On March 24, 2008, ePLDT acquired for Php1 million in cash additional shares from the minority stockholders of Airborne Access thereby increasing its 51% ownership interest to 99.4%.
On April 25, 2008, Smart acquired the entire issued and outstanding capital stock of PHC and FHI which collectively own 100% of CURE for a total consideration of Php420 million. PHC and FHI own 97% and 3%, respectively, of CURE. The acquisition follows Smart’s plan to provide expanded and enhanced 3G services nationwide, including higher speed wireless broadband services. CURE is envisioned to provide Smart with a platform to offer and provide differentiated 3G services for niche markets.
On May 1, 2008, SBI acquired from ePLDT a 99.4% equity ownership in Airborne Access for a total consideration of Php25 million to strengthen and complement SBI’s broadband internet service. As a result, Airborne Access’ business was transferred from our ICT segment to the wireless segment. The transaction had no impact on our consolidated financial statements.
On November 3, 2008, the Board of Directors of Piltel approved a share buyback program of up to 58 million shares in Piltel, representing approximately 0.5% of Piltel’s outstanding common shares. As at December 31, 2008, Piltel has already purchased 44,586,000 shares at a cost of Php308 million, resulting in an increase in equity ownership by Smart in Piltel from 92.1% to 92.5%. In January 2009, Piltel completed the repurchase of 58 million shares earmarked for the share buyback program at a total cost of Php403 million. On March 2, 2009, Piltel’s Board of Directors approved an increase in the number of common shares to be repurchased under the share buyback program of up to 25 million shares, through open market purchases, block trades or other modes subject to compliance with laws, rules and regulations.
See Note 2 — Summary of Significant Accounting Policies and Practices and Note 11 — Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18 for further discussion regarding these and other acquisitions.
Wireless
We provide cellular, and wireless broadband, satellite and other services through our wireless business, which contributed about 98% and 2% of our wireless service revenues, respectively, in 2008. The rapid growth in the cellular market has resulted in a change in our revenue composition and sources of our revenue growth. Starting with 2003, cellular service has become our major revenue source surpassing fixed line revenues. Cellular data services, which include all text messaging and text-related services ranging from ordinary text to VAS, contributed significantly to our revenue increase. Our total wireless service revenues accounted for 64%, 62% and 61% of our total consolidated revenues for the years ended December 31, 2008, 2007 and 2006, respectively. For the years ended December 31, 2008, 2007 and 2006, cellular service revenues accounted for 92%, 92% and 94%, respectively, of our total wireless revenues.

We provide cellular services (including handset sales), through Smart, Piltel and CURE. Smart is the leading cellular service provider in the Philippines, with 20,916,111 subscribers as at December 31, 2008, including 16,358 subscribers of CURE, representing a market share of approximately 31%. In addition, Piltel, primarily a reseller of Smart’s GSM service with its own branding, had 14,308,493 subscribers as at December 31, 2008, representing an estimated market share of 21%, the second largest market share among all cellular brands in the Philippines. In 2008, the combined number of Smart’s, Piltel’s and CURE’s subscribers increased by 5,183,574, or 17%, to 35,224,604 primarily due to our continued expansion in the lower income segment of the Philippine wireless market, which overall resulted in a decrease in our average revenue per user, or ARPU, and the continuous introduction of innovative services. As at December 31, 2008, cellular penetration in the Philippines reached over 75%, or over 19 times the country’s fixed line penetration, although the existence of subscribers owning multiple SIM cards overstates this penetration rate to a certain extent.
Smart’s and Piltel’s cellular subscriber gains were predominantly attributable to their respective prepaid services. Approximately 99% of Smart’s and all of Piltel’s cellular subscribers as at December 31, 2008 were prepaid service subscribers. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market. The growth in our prepaid service has enabled us to increase and broaden our subscriber base rapidly while controlling credit risk and reducing billing and administrative costs on a per-subscriber basis.
Our cellular subscriber growth has also been driven by text messaging. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. Text messaging contributed significantly to Smart’s cellular data service revenue growth in 2008, generating revenues of Php45,207 million, an increase of Php3,942 million, or 10%, over 2007.
Smart’s cellular network is the most extensive in the Philippines, covering substantially all of Metropolitan Manila and most of the other major population centers in the Philippines. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz base transceiver stations, or BTS, in dense urban areas while its 900 MHz BTS can be much more economically deployed in potentially high growth, but less densely populated provincial areas. We have rolled out a 3G network based on a W-CDMA technology as well as expanding our DSL and wireless broadband facilities. With 8,477 GSM base stations as at the end of December 2008, Smart’s cellular network covers approximately 99% of all towns and municipalities in the Philippines, accounting for approximately 99% of the population.
Fixed Line
We are the leading provider in the Philippines of fixed line telecommunications services. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. We had 1,782,356 fixed line subscribers as at December 31, 2008. Total revenues from our fixed line services accounted for 32%, 33% and 41% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively. Local exchange, international long distance revenues, and national long distance revenues have been declining largely due to a drop in call volumes as a result of alternative means of communications such as texting, e-mailing and internet telephony. Mitigating these declines has been the steady growth of our data and other network services over the recent years. Recognizing the growth potential of the data and other network services segment, we have put considerable emphasis on the development of new packet-switched, data-capable and IP-based networks.
Our 6,400-kilometer long domestic fiber optic network, or DFON, is supported by an extensive digital microwave backbone. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area. Our network offers the country’s most extensive connections to international networks through two international gateway switching exchanges, satellite systems and various regional submarine cable systems in which we have interests. We are currently upgrading our fixed line facilities to a next generation network, or NGN.

Information and Communications Technology
Through our wholly-owned subsidiary, ePLDT, we provide broad-based integrated information and communications technology, or ICT, services focusing on infrastructure and solutions for internet applications, IP-based solutions and multimedia content delivery. ePLDT’s principal activities are the operation of an internet data center under the brand name Vitro™, customer interaction solutions (formerly referred to as call center business), knowledge processing solutions (formerly referred to as business process outsourcing), and internet and online gaming business. Total revenues from our ICT services accounted for 7% of our total revenues for each of the years ended December 31, 2008 and 2007 and for 5% of our total revenues for the years ended December 31, 2006.
Strengths
We believe our business is characterized by the following competitive strengths:
•	Recognized Brands. PLDT and Smart are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for 80 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. Piltel’s Talk ‘N Text brand, which is provided using Smart’s network, has also gained significant recognition as a value for money brand.
•	Leading Market Shares. With approximately 37 million fixed line and cellular subscribers as at December 31, 2008, we have the leading market positions in both the fixed line and cellular markets in the Philippines.
•	Diversified Revenue Sources. We derive our revenues from our three business segments, namely, wireless, fixed line and ICT businesses, with wireless contributing 61%, fixed line 32% and ICT 7% to our consolidated revenues in 2008. Revenue sources of our wireless business segment include cellular services, which include voice services and text message-related and VAS, and wireless broadband services. Our fixed line business derives service revenues from local exchange, international long distance, national long distance and data and other network services. In our ICT business, sources of revenue include knowledge processing solutions, customer interaction solutions and internet and online gaming, broadband and data center services. Fixed line revenues, which represented 32%, 33% and 36% of our consolidated revenues in 2008, 2007, and 2006, respectively, have been declining over the past years as a share of our consolidated revenues due to pressures on traditional fixed line voice revenues, resulting from decreases in our local exchange, international long distance and national long distance services, and reduced international interconnection rates. We will continue to identify and develop new revenue sources to further broaden our diversified revenue base for our wireless, fixed line and ICT businesses.
•	Advanced Integrated Network. With one of the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. We are enhancing the capabilities of our fixed line and wireless networks to allow us to better exploit this competitive strength and achieve higher levels of network efficiency in providing voice and data services. In addition, we continue our upgrade to NGN and our roll out of 3G and wireless broadband in order to increase broadband subscribers, and expand our data/broadband capabilities.
•	Innovative Products and Services. We have successfully introduced a number of innovative and award-winning cellular products and services, including Smart Load and Pasa Load. Smart Load is an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to consumers. Pasa Load (the term “pasa” means “transfer”), is a derivative service of Smart Load that allows load transfers to other Smart Buddy and Talk ‘N Text subscribers.
•	Strong Strategic Relationships. We have important strategic relationships with First Pacific, NTT DoCoMo and NTT Communications. The technological support, international experience and management expertise made available to us through these strategic relationships enhance our market leadership and ability to provide and cross-sell a more complete range of products and services.

Strategy
The key elements of our business strategy are:
•	Build on our leading positions in the fixed line and wireless businesses. We plan to build on our position as the leading provider of fixed line service in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost. We plan to build on our position as the leading wireless service provider in the Philippines by continuing to introduce new products and services to increase our subscribers’ use of our network for both voice and data, as well as their reliance on our services. We are currently upgrading our fixed line facilities to NGN, and have rolled out a 3G network based on a W-CDMA technology as well as expanding our DSL and wireless broadband facilities. Our operating target is to continue growth in profitability by increasing our revenues while controlling our costs.
•	Capitalize on our strength as an integrated provider of telecommunications services. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services, and by developing convergent products that feature the combined benefits of voice and data, fixed line, wireless and ICT services utilizing our network and business platforms. We are also lowering our costs by integrating the operations of our different businesses.
•	Strengthen our leading position in the data and broadband market. Leveraging on the inherent strength of our fixed line and wireless businesses, we are committed to further develop our fastest growing business segment — broadband, data and other network services. Consistent with our strategy of introducing innovative products and services using advanced technology, we have launched various products and services that address different market needs.
•	Maintain a strong financial position and improve shareholder returns. In recent years, we have significantly improved our financial position by utilizing our cash flows principally for debt reduction. Our debt decreased to US$1.6 billion as at December 31, 2008. As the cash flows generated by our businesses have increased and our leverage ratios have improved, we have been able to restore the payment of cash dividends to our common shareholders beginning 2005 and have increased our cash dividend payout ratio in 2006, 2007 and 2008. We expect that a greater proportion of our free cash flows in succeeding years will be utilized for the payment of cash dividends to common shareholders and investments in new growth areas while continuing to maintain a healthy balance sheet position. As part of our growth strategy, we made and may continue to make acquisitions and investments in companies or businesses. We will continue to consider value-accretive investments in related businesses such as those in the global outsourcing and off-shoring industry.
Business
Wireless
We provide cellular, wireless broadband, satellite and other services through our wireless business segment.
Cellular Service
Overview
Our cellular business, which we provide through Smart, Piltel and CURE to over 35 million subscribers, approximately 99% of whom are prepaid subscribers, is focused on providing wireless voice communications, wireless data communications (primarily through text messaging) and a variety of other VAS, which includes (a) Smart Money; (b) specialized content such as ringtones, logos, caller ringback tunes; (c) Mobile Banking (banking services delivered over the cellular network); (d) international roaming; and (e) games and other VAS developed on Smart’s platform. Smart services approximately 14.3 million subscribers of Piltel on its GSM network through a facilities service agreement with Piltel, under the brand name Talk ‘N Text.

The following table summarizes key measures of Smart’s, Piltel’s and CURE’s cellular business as at and for the years ended December 31, 2008, 2007 and 2006:

	2008		2007		2006
Systemwide cellular subscriber base		35,224,604		30,041,030		24,175,384
Smart		20,899,753		20,339,204		17,201,005
Prepaid		20,501,617		19,997,324		16,882,442
Postpaid		398,136		341,880		318,563
Piltel(1)		14,308,493		9,701,826		6,974,379
CURE		16,358		—		—
Growth rate of cellular subscribers		17%		24%		18%
Smart		3%		18%		12%
Piltel(1)		47%		39%		40%
CURE		100%		—		—
Cellular revenues (in millions)	Php	87,518	Php	82,334	Php	75,617
Voice		37,287		36,105		35,233
Data		47,792		44,092		38,672
Others(1)		2,439		2,137		1,712
Percentage of cellular revenues to total wireless service revenues		94%		95%		96%
Percentage of cellular revenues to total service revenues		57%		57%		56%

(1)	Represents Talk ‘N Text, a prepaid service provided by Piltel using Smart’s network. Piltel’s revenue is net of service fees payable to Smart for using Smart’s network. Piltel does not offer postpaid service.
Service Plans. Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile and Smart Infinity. Smart Buddy is a prepaid service while Smart Gold, addict mobile and Smart Infinity are postpaid services, which are all provided through Smart’s digital network. Piltel markets its cellular prepaid service under the brand name Talk ‘N Text, which is also provided through Smart’s network.
Smart and Piltel have focused on segmenting the market by offering sector-specific, value-driven packages for its prepaid subscribers. These include new varieties of our top-up service which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of minutes or calls of preset duration. Starting out as purely on-network packages, Smart’s and Piltel’s top-up services now offer text message bundles available to all networks. Smart also continues to offer Smart 258, a registration-based service which offers unlimited on-network text messaging in various load denominations with designated expiration periods.
Smart also has a roster of 3G services which it commercially launched in May 2006. These services include video calling, video streaming, high-speed internet browsing and downloading of special 3G content, offered at rates similar to those of 2G services.
Voice Services. Cellular voice services comprise all voice traffic and voice VAS such as voice mail and international roaming. Voice services remain a significant contributor to wireless revenues, generating a total of Php37,287 million, or 43%, and Php36,105 million, or 44%, of cellular service revenues in 2008 and 2007, respectively. Local calls continue to dominate outbound traffic with 57% of all outbound minutes originating from our cellular service. In 2008, traffic volumes from local calls totaled 3,810 million minutes compared to 3,799 million minutes in 2007. National long distance traffic volumes totaled 70 million minutes in 2008 and 2007. Outbound international long distance remained at 2% of total outbound traffic with 221 million minutes and 201 million minutes generated in 2008 and 2007, respectively. The ratio of inbound-to-outbound international long distance minutes was 12.1:1 for 2008, compared to 11.7:1 in 2007.
Data Services. Cellular revenues from data services include all text messaging-related services and other data VAS. The Philippines cellular market is one of the most text messaging-intensive markets in the world, totaling more than a billion text messages per day. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. Text messaging also utilizes less network capacity than voice, thereby increasing network efficiency.
Text messaging has been one of the key drivers for our cellular subscriber growth. Strong volume growth in text messaging contributed significantly to Smart’s cellular revenue growth in 2008, generating revenues of Php47,792 million, an increase of Php3,700 million, or 8%, over 2007. In 2008, Smart and Piltel’s text messaging systems handled over 24,378 million outbound messages on standard SMS services with another 223,373 million messages generated by the bucket-priced text services. This compares to 25,492 million outbound messages on standard SMS services in 2007 and 199,326 million outbound messages generated through bucket-priced text service.

We launch from time to time various promotions to stimulate usage and subscriber growth. Smart launched a series of promotions to test the market demand for fixed rate or “bucket” plans for voice and text. In 2006, Smart introduced low-denomination text packages which were further refined in 2007 and 2008 as Smart focused on further segmenting its market by offering sector-specific, value-driven packages. As a result, Smart continued to successfully defend its market leadership through innovative voice and text packages that drive activations, boost usage and strengthen brand equity.
The success of text messaging is a strong indicator of future data usage potential in this market. In 2008, approximately 55% of Smart’s cellular revenues were derived from data usage, compared to 54% and 51% in 2007 and 2006, respectively.
Smart also offers the following value-added cellular services:
•	Smart Money, launched in conjunction with MasterCard, enables subscribers to pay for their purchases by transferring money from their bank accounts to their Smart Money cards, reload their prepaid cards electronically, as well as download specialized content such as ringtones, logos, caller ringback tunes and games;
•	Mobile Banking, launched in collaboration with various banks, allows subscribers to execute banking transactions such as balance inquiries and transfers over their mobile telephones; and
•	Smart Padala, one of the many innovative initiatives from our Smart Money platform, is the first cash remittance service through text and is faster and cheaper than traditional remittance arrangements. It was launched initially as an international remittance service for overseas Filipino workers but is now available for domestic remittances as well.
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
Due to the high level of text messaging service usage, we believe that the Philippine market is well suited for text-based informational and e-commerce services. Our current approach is to continue maximizing our GSM, or 2G, services while upgrading our network to Enhanced Data for GSM Evolution, or EDGE. EDGE is a technology that would further increase the speed and data capability of our GSM network. In addition, on December 29, 2005, Smart was awarded a 3G license by the NTC after being ranked highest by the NTC in garnering a perfect score on a 30-point grading system designed to gauge the capability of telecommunication operators to effectively provide extensive 3G services. As a result of being ranked highest, Smart received the largest radio frequency allocation of 15 MHz as well as first choice of frequency spectrum. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to deploy its 3G network nationwide and at the same time offer the highest quality of 3G service.
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
Smart Buddy and Talk ‘N Text Call and Text prepaid cards are sold in denominations of Php300, Php500 and Php1,000, which include 33, 83 and 250 free text messages, respectively. While the stored value of a prepaid card remains valid for a period of two months from the time a subscriber activates the card, we launch from time to time promotions with shorter validity periods. The introduction of our “over-the-air” electronic loading facility Smart Load in 2003 made reloading of air time credits more convenient and accessible for consumers. Smart Load’s over-the-air reloads have evolved to respond to market needs and now come in denominations of Php10, Php15, Php20, Php30, Php60 and Php115 with corresponding expiration periods.

Smart Load was followed by Pasa Load, a derivative service, allowing prepaid subscribers to transfer even smaller denominations to other prepaid subscribers.
Smart Buddy subscribers are charged Php6.50 per minute for calls to Smart Buddy and Talk ‘N Text subscribers and Php7.50 per minute terminating to other cellular or fixed line networks. Talk ‘N Text calls to Talk ‘N Text subscribers are charged Php5.50 per minute while calls to Smart Buddy and other cellular fixed line subscribers are charged Php6.50 per minute.
We offer both flat rate, or regular, and consumable postpaid plans with monthly service fees ranging from Php500 to Php3,500. These plans are available with varying amounts of free air time and text messages and different rates beyond the free minutes and text messages, depending on the monthly service fee. Monthly service fees for flat rate, or regular, plans are applicable only to local calls and text messages and for consumable plans to all voice calls, text messages (both local and international) and VAS.
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
We sell our cellular services primarily through a network of independent dealers and distributors that generally have their own retail networks, direct sales forces and sub-dealers. We currently have nine major dealers, two of which are exclusive. These dealers include major distributors of cellular handsets whose main focus are telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products introductions. With the introduction of Smart Load in 2003, Smart moved into a new realm of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods such as shampoo and ketchup, required a distribution network that approximates those of fast-moving consumer goods companies. Starting with just 50,000 outlets when it was launched, Smart Load‘s distribution network now encompasses approximately one million retail agents, 80% of which are micro businesses (e.g., neighborhood stores, individual entrepreneurs, individual roving agents). These micro-retailers must be affiliated with any of Smart’s authorized dealers, distributors, sub-dealers or agents. With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service became even more affordable and accessible to subscribers.
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

Wireless Broadband, Satellite and Other Services
Overview
We currently provide wireless broadband, satellite and other services through SBI; our wireless broadband provider, Wolfpac; and our wireless content operators, Mabuhay Satellite and ACeS Philippines.
SBI
Through SBI, we are engaged in providing wireless broadband and data services to residential consumers as well as small and medium-scale enterprises in the Philippines. As at December 31, 2008, SBI had 547,090 wireless broadband subscribers under the brand name Smart Bro. Smart Bro aims to strengthen Smart’s position in the wireless data segment and complements PLDT’s myDSL service in areas where the latter is not available. In 2008, SBI generated total revenues of Php4,751 million and posted a net income of Php1,157 million.
Airborne Access
Through Airborne Access, the country’s leading operator of WiFi hotspots, which provides wireless internet access in hotspots nationwide equipped with Airborne Access WiFi access points.
Wolfpac
Through Wolfpac, we are engaged in the business of consumer mobile applications software development and consumer mobile content development and other allied services. In 2008, Wolfpac generated total revenues of Php124 million and posted a net income of Php60 million.
PLDT WeRoam
We also offer PLDT WeRoam, or WeRoam, a wireless prepaid or postpaid broadband service, running on the PLDT Group’s nationwide wireless network (using 2G, 3G/HSDPA and WiFi technologies). In 2008, PLDT WeRoam contributed Php203 million to our data revenues.
Mabuhay Satellite
Mabuhay Satellite is engaged in the control and operation of the Agila 2 satellite. Commercial operations commenced in January 1998 and Agila 2 was the Philippines’ first communication satellite. Mabuhay Satellite leases satellite space segments in both the C and Ku-Bands on the Agila 2 satellite. Through the Agila 2 satellite, Mabuhay Satellite also caters to providers of internet backbone access, and video and data broadcasting, and also provides bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region. In 2008, Mabuhay Satellite generated revenues of Php934 million and posted a net loss of Php30 million.
ACeS Philippines
ACeS Philippines currently owns approximately 36.99% of AIL. AIL provides satellite-based communications to users in the Asia-Pacific region through the Garuda I satellite, or ACeS System and ACeS Service. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that allow ACeS service subscribers to access GSM terrestrial cellular systems in addition to the ACeS System. Further, AIL has an amended Air Time Purchase Agreement, or ATPA, with National Service Providers in Asia, including PLDT. In 2008, ACeS Philippines generated revenues of Php451 million and posted a net income of Php272 million. For further discussion regarding the ATPA, please see Note 22 — Related Party Transactions and Note 24 — Contractual Obligations and Commercial Commitments to the accompanying audited consolidated financial statements in Item 18.
As part of the consolidation process of the PLDT Group’s wireless business, ACeS Philippines’ operations have been integrated into Smart. This operational integration effectively gives Smart the widest service coverage in the Philippines through the combination of the coverage of ACeS Philippines with Smart’s cellular service.

Revenues
Our revenues from wireless broadband, satellite and other services consist of wireless broadband service revenues for SBI, rental payments received for the lease of Mabuhay Satellite’s transponders and charges for ACeS Philippines’ satellite information and messaging services, service revenues generated from PLDT Global’s subsidiaries and revenues generated from Wolfpac for wireless data content.
Rates
SBI offers its wireless broadband and data services to residential consumers as well as small and medium-scale enterprises. The wireless broadband service for residential consumers is branded as Smart Bro and offers a maximum speed of 384 kbps for Php999 per month. Monthly service fees for corporate data services range from Php999 to Php180,000 depending on connection speed. The monthly service fee for users of Smart Bro Plug-It, a new service introduced in November 2007, is Php799 which includes 40 hours per month of free internet usage. Users also incur a one-time charge for Smart Bro Plug-It modem of Php1,200.
Wolfpac generates revenues from SMS subscriptions, institutional services and downloadable contents. The subscription price for the SMS subscription and institutional services is pegged at Php2.50 per SMS, while for downloadable content ranges from Php10.00 to Php30.00.
WeRoam postpaid offers several packages for its wireless broadband service that include unlimited Internet or VPN access with speeds ranging from 40 kbps to 1.8 Mbps with monthly recurring fees of Php1,000, Php1,300 or Php1,700 depending on the type of plan selected.
WeRoam prepaid offers several packages that include the Mobile Data Card and an air time value for three, six and 12 months with monthly subscription fees based on an initial air time value ranging from Php6,170 to Php18,930. Once the initial air time value expires, continued use of the service requires WeLoad or reloading of additional air time value with different denominations and expiration periods.
Mabuhay Satellite leases its transponders to third parties at average annual rates of approximately US$0.9 million and approximately US$0.7 million for its C-band and Ku-band transponders, respectively. ACeS mobile service subscribers are charged Php13.84 per minute for local and cell-to-cell calls and for national direct dial services, while residential subscribers are charged peak-hour rates of Php13.00 per minute and off-peak hour rates of Php8.00 per minute for domestic calls regardless of destination. For ACeS System public calling offices, callers are charged Php4.50 and Php7.00 per minute for calls terminating to fixed line and cellular networks, respectively. Rates for international long distance calls depend on the country of termination and range from US$0.35 per minute for frequently called countries to US$0.85 per minute for less frequently called countries.
Fixed Line
We provide local exchange, international long distance, national long distance, data and other network and miscellaneous services under our fixed line business segment.
We offer postpaid and prepaid fixed line services. Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of our overall churn and credit risk exposure management strategy. In March 2007, PLDT launched PLDT Landline Plus, a postpaid fixed wireless service where subscribers to the service benefit from a text-capable home phone. This service is primarily intended for subscribers in areas where PLDT has no facilities and is expected to increase our fixed line subscriber base. In March 2008, we introduced the prepaid counterpart of PLDT Landline Plus.
Local Exchange Service
Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT. We also provide local exchange services through our subsidiaries ClarkTel, SubicTel, Maratel and Piltel, prior to PLDT’s acquisition of Piltel’s fixed line assets on June 4, 2008. Together, these subsidiaries account for approximately 2% of our consolidated fixed line subscribers.

The following table summarizes key measures of our local exchange service as at and for the years ended December 31, 2008, 2007 and 2006:

	2008		2007		2006

Number of local exchange line subscribers		1,782,356		1,724,702		1,776,647
Number of fixed line employees		7,813		8,080		8,711
Number of local exchange line subscribers per employee		228		213		204
Total local exchange service revenues (in millions)	Php	15,923	Php	16,205	Php	16,965
Local exchange service revenues as a percentage of total fixed line service revenues		32%		33%		34%
Local exchange service revenues as a percentage of total service revenues		10%		11%		13%
Rates
As at December 31, 2008, basic monthly charges for our local exchange service in the Metropolitan Manila area were Php592.63 for a single-party residential line and Php1,234.02 for a single business line. Monthly charges vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Regular installation charges amount to Php1,200 for residential customers and Php1,500 for business customers. New products launched on promotion or products bundled on existing services usually waive the installation fee or allow for a minimal installation fee of Php500. Aside from the basic monthly charges, we charge subscribers separately for NDD, IDD and calls to mobile phones. Calls to PLDT and other landlines within a local area code are free.
Our prepaid fixed line customers generally do not pay a basic monthly charge and are charged based on usage. Subscribers of TelePwede, our upgraded prepaid fixed line service, are charged a monthly fee of Php115 per month to receive unlimited incoming calls and are charged per usage for outgoing calls. The TelePwede installation fee is Php1,500, including Php127 of preloaded value. Our prepaid PLDT Landline Plus subscribers can choose from two monthly service fee options or plans and are charged for outgoing local, NDD and IDD calls depending on the amount of plan they subscribe to. For a detailed description of these rates, see “— International Long Distance Service — Rates” and “— National Long Distance Service — Rates.”
The monthly service fee for our PLDT Landline Plus service is available in load denominations of Php300, Php600 and Php1,000 for residential and business subscribers and includes 150, 600 and 1,000 free local minutes, respectively.
Pursuant to a currency exchange rate adjustment, or CERA, mechanism authorized by the NTC, we are required to adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In 2008, we have not made any adjustment in our monthly local service rates, while there were five downward adjustments and one upward adjustment in 2007. The average Philippine peso to U.S. dollar rate factored in our monthly local service rates in 2008 was Php49.76 to US$1.00, compared to an average of Php48.67 to US$1.00 in 2007. This change in the average peso-to-dollar rate translated to a peso depreciation of 2%, which resulted in a net increase of approximately 2% in our average monthly local service rates in 2008. In its letter dated July 16, 2007, the NTC has approved our request to use annual average exchange rates as our basis in CERA computation instead of the currently used monthly averages.
In the first quarter of 2005, House Bill, or HB, No. 926 was filed and is pending in the House of Representatives of the Philippines. The proposed bill provides for the cancellation of the currency exchange rate mechanism currently in place. If this bill is passed into law or if the NTC issues guidelines to change the basis of the currency exchange rate mechanism, our ability to generate U.S. dollar linked revenues from our local exchange business could be adversely affected.
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

The following table shows certain information about our international long distance business for the years ended December 31, 2008, 2007 and 2006:

	2008		2007		2006

Total call volumes (million minutes)		2,024		2,280		2,177
Inbound call volumes (million minutes)		1,786		2,007		1,984
Outbound call volumes (million minutes)		238		273		193
Inbound-outbound call ratio		7.5:1		7.4:1		10.3:1
Total international long distance service revenues (in millions)	Php	7,063	Php	8,674	Php	9,933
International long distance service revenues as a percentage of total fixed line service revenues		14%		18%		20%
International long distance service revenues as a percentage of total service revenues		5%		6%		7%
International long distance service historically has been a major source of our revenue. However, primarily due to the steep decline in inbound termination and collection rates and intense competition, revenues derived from our international long distance service have been declining significantly.
We have been pursuing a number of initiatives to strengthen our international long distance service business, including (a) lowering our inbound termination rates, (b) identifying and containing unauthorized traffic termination on our network, (c) being more selective in accepting incoming traffic from second- and third-tier international carriers, and (d) introducing a number of marketing initiatives, including substantial cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for some customers. In addition, through PLDT Global, we aggregate inbound call traffic to the Philippines at our points of presence and, using our capacity in submarine cable systems connected to each point of presence, transmit calls to our network. PLDT Global is also enhancing the presence of PLDT in other international markets by offering new products and services such as international prepaid cards, mobile services, SMS transit wholesale termination, and other global bandwidth services. We believe these strategies will help us maximize the use of our existing international facilities, and develop alternative sources of revenue.
The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2008, 2007 and 2006:

	Net Settlement
	2008		2007		2006
			(in millions)

United States	US$	46	US$	55	US$	54
Saudi Arabia		30		28		27
United Arab Emirates		20		18		15
Japan		14		12		12
Canada		9		17		18
Taiwan		6		6		4
Ireland		6		5		2
Italy		5		10		11
Singapore		5		3		1
Others		33		42		41

Total	US$	174	US$	196	US$	185

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
We also offer international long distance service through PLDT Budget Card, a prepaid call card, which offers low-priced international calling services at IDD call rates ranging from Php3.00 per minute to Php15.00 per minute depending on the destination to more than 100 calling destinations (excluding the Middle East). In April 2007, we introduced the Budget Card Middle East Edition which offers reduced IDD call rates of Php10 per minute and Php15 per minute to 14 different destinations in the Middle East. Budget Card and Budget Card Middle East Edition are sold in denominations of Php200, Php100 and Php30 and must be consumed within 30 days from first use.

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
The following table shows certain information about our national long distance business for the years ended December 31, 2008, 2007 and 2006:

	2008		2007		2006

Total call volumes (million minutes)		1,944		2,183		2,251
Total national long distance service revenues (in millions)	Php	6,207	Php	6,338	Php	6,921
National long distance service revenue as a percentage of total fixed line service revenues		13%		13%		14%
National long distance service revenue as a percentage of total service revenues		4%		4%		5%
Cellular substitution and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly e-mailing and cellular text messaging, have negatively affected our national long distance call volumes partially offset by higher ARPU primarily as a result of ceasing certain promotions on our national long distance calling rates. The integration of some of our local exchanges into a single local calling area, as approved by the NTC, has also negatively affected our national long distance call volumes, and consequently, our revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.
Rates
Rates for national long distance calls traditionally were based on type of service, such as whether the call is operator-assisted or direct-dialed. However, in line with its move towards rate simplification, PLDT simplified these rates in recent years to a flat rate of Php5.00 per minute for calls originating and terminating to PLDT fixed line network, and for calls terminating to fixed line networks of other local exchange carriers. Additionally, in recent years, PLDT simplified its rates for calls terminating to cellular subscribers to a uniform rate of Php14.00 per minute.
In addition, PLDT launches from time to time promotions to stimulate fixed line usage.
We continue to evaluate the rate structure of our national long distance services from per minute toll charges to flat rates per call for calls of unlimited duration. This is envisioned to make fixed line rates more competitive with VoIP rates and to revitalize interest in fixed line usage. We continue to study various pricing models in respect of the above new rate plans.
PLDT currently has interconnection arrangements with the majority of other local exchange carriers, pursuant to which the originating carrier pays: (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network; and (2) an access charge of Php1.00 per minute to the terminating carrier. PLDT still maintains revenue-sharing arrangements with a few other local exchange carriers, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity. For more information on these interconnection arrangements, see “— Interconnection Agreements.”
Data and Other Network Services
Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband internet-based data communications, and packet-based communication.

The following table summarizes key measures of our data and other network services as at and for the years ended December 31, 2008, 2007 and 2006:

	2008		2007		2006

Number of DSL broadband subscribers		432,583		264,291		133,159
Number of PLDT Vibe narrowband subscribers		101,411		230,995		297,250
Total data and other network service revenues (in millions)	Php	18,607	Php	15,921	Php	13,725
Data and other network service revenues as a percentage of total fixed line service revenues		38%		33%		28%
Data and other network service revenues as a percentage of total service revenues		12%		11%		10%
Recognizing the growth potential of data and other networking services, including IP-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments. These segments registered the highest percentage growth in revenues among our fixed line services in 2008 and continued to grow in the first quarter of 2009.
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
Our IP-based services include PLDT DSL (myDSL and BizDSL), a broadband internet service targeted for heavy individual internet users as well as for small and medium enterprises, PLDT Vibe, a dial-up/narrowband internet service targeted for light to medium residential individual internet users, and I-Gate, our dedicated leased line internet access service targeted for enterprises and VAS providers.
In addition, in 2006, we introduced Shops.work Unplugged, or SWUP, a bundled service using Smart’s GPRS/EDGE network and PLDT’s virtual private network for retailers and banks that offers real-time wireless data communication for retailers’ cashiering point-of sale networks, bank automated teller machines, or ATMs, and merchants’ swipe card terminals.
In 2008, we continued to broaden our service offerings with the launch of new services and expansion or enhancement of some of the existing offerings.
Information and Communications Technology
We conduct our information and communications technology, or ICT, businesses through our wholly-owned subsidiary ePLDT. ePLDT is a broad-based integrated information and communications technology company, focusing on infrastructure and solutions for internet applications, IP-based solutions and multimedia content delivery. ePLDT’s principal businesses are the operation of (1) knowledge processing solutions, through the SPi Group, (2) customer interaction solutions through Vocativ, Parlance and Ventus, (3) an internet data center under the brand name Vitro™, and (4) internet and online gaming through Infocom, netGames, Digital Paradise, DigiPar Thailand and Level Up!. Our ICT business segment registered revenues of Php10,983 million, Php10,322 million and Php6,890 million, accounting for 7%, 7% and 5% of our total revenues for 2008, 2007 and 2006, respectively. The increase in the revenue contribution from our information and communication technology segment was primarily due to the consolidation of SPi, CyMed and Level Up! since their acquisition by ePLDT on July 11, 2006, August 11, 2006 and April 30, 2006, respectively, and has increased with the full-year consolidation of the SPi Group in 2007 and 2008.
Knowledge Processing Solutions
ePLDT provides knowledge processing solutions through the SPi Group. Our knowledge processing solutions business provides services such as: (a) editorial and content production services to the scholarly scientific, technical and medical journal publishing industry; (b) digital content conversion services to information organizations; (c) pre-press project management services to book publishers; (d) litigation support services which involve conventional coding and electronic discovery support services for corporations, international law firms, corporate counsels and government agencies; (e) conversion services of medical records/data from handwritten or speech format to electronic format and patient scheduling, coding and compliance assistance, consulting and specialized reporting services; and (f) revenue cycle management services for U.S. medical facilities.

Customer Interaction Solutions
ePLDT has established one umbrella brand name, ePLDT Ventus, for all of its customer interaction solutions businesses, including Vocativ and Parlance. Ventus provides offshore, cost-effective contact center outsourcing solutions specializing in inbound customer care. Vocativ provides customer and technical support to its clients in the Philippines, U.S. and U.K., while Parlance provides exclusive customer support and billing requirements to one of the largest direct-to-home satellite television providers in the U.S. In total, we owned and operated approximately 6,580 seats with 5,800 customer service representatives, or CSRs, in 2008 compared to approximately 6,400 seats with 5,930 CSRs in 2007. In each of the years 2008 and 2007, ePLDT Ventus had seven customer interaction solution sites.
Internet and Online Gaming
ePLDT owns a 99.6% interest in Infocom, one of the country’s leading internet service providers, or ISPs. Infocom offers consumer prepaid internet access under the name WarpSpeed and Speed Tipid and postpaid internet access; dedicated dial-up and multi-user dial-up corporate leased lines; broadband internet access through DSL and cable; and website consulting, development and hosting. ePLDT also owns a 75% interest in Digital Paradise, an internet café business with over 154 branches which assumed the assets of Netopia Computer Technologies, Inc. and the brand Netopia. ePLDT further holds an 80% interest in netGames, a publisher of Massively Multi-player Online Games in the Philippines; and a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines.
Data Center
ePLDT operates Vitro™, one of the Philippines’ first internet data centers that provides co-location, web and server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection and IP security services, as well as firewall and managed firewall services.
Infrastructure
Wireless Network Infrastructure
Cellular
Through Smart, we operate a digital GSM network. To meet the growing demand for cellular services, Smart has implemented an extensive deployment program for its GSM network covering substantially all of Metropolitan Manila and most of the other population centers in the Philippines. As at December 31, 2008, Smart had 45 mobile switching centers and 78 text messaging service centers and 8,477 base stations in operation after having added 652 base stations to its nationwide cellular network in 2008, while Piltel had six active cell sites.
Smart has an operating spectrum of 7.5 MHz in the 900 band supporting both its GSM and previously its ETACS network and 20 MHz in the 1800 band for GSM and 15 MHz in the 2100 band and 10 MHz in the 850 band assigned for 3G and W-CDMA. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz BTS in dense urban areas while its 900 MHz BTS can be much more economically deployed in potentially high growth, but less densely populated provincial areas. The 3G network revolutionizes mobile technology by providing more capacity, faster data rates and richer data and video applications. Smart has been deploying its 3G network in urban areas where there is a demand for mobile broadband applications and where 3G mobile units are more likely to be available. Spectrum constraints will not affect Smart’s expansion plans for GSM in the foreseeable future.
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
Smart and Piltel have been co-locating their cell sites where their base stations are installed. As at December 31, 2008, 27 of Smart’s mobile switching centers and 216 of Smart’s cell sites were housed in PLDT’s fixed line complexes while 248 of Smart’s cell sites were co-located with Piltel. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.
Wireless Broadband, Satellite and Other Services
SBI operates a nationwide broadband wireless internet data services. It is operating in the 2.4, 3.5 and 5.7 Ghz spectrum, supporting its WiFi, Canopy and eventually WiMax services, respectively. It offers fixed wireless broadband internet connectivity to both residential and corporate clients. It also maintains and operates WiFi hotspots installations that serve mobile internet users. Almost 2,000 of Smart’s base stations are now wireless broadband-capable, covering most of the key cities and the other populated centers in the country. These are strategically co-located in Smart’s cellular base stations that allow it to efficiently reach many subscribers. For its backbone, it uses the nationwide PLDT and Smart fiber optic and IP backbone that provide substantial bandwidth capacity to utilize and to grow on demand.
Mabuhay Satellite controls and operates the Agila 2 satellite, which has 30 C-band transponders and 24 Ku-band transponders covering the Asia-Pacific region, the Indian subcontinent and Hawaii. Of the 54 transponders, six have restricted usage due to satellite interference. Through the Agila 2 satellite, Mabuhay Satellite caters to providers of internet backbone access, and video and data broadcasting, and also provides bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region. In December 2000, Agila 2 satellite joined the U.S. FCC’s “Permitted Space Station” list, which permits U.S.-owned and operated earth stations in Hawaii to access Agila 2 for transpacific telecommunications, data, video and internet-over-satellite traffic and vice versa.
ACeS Philippines manages, controls and operates its own satellite gateway and other ground infrastructure, including a 13-meter feeder-link C-band earth station, beam congruency antenna and equipment that serve as the primary interface between the ACeS System and other telecommunications networks. It uses the Garuda I satellite to transmit digital voice services to ACeS System, mobile and fixed terminal users within the Asian service area.
Fixed Line Network Infrastructure
Domestic
Our domestic telephone network includes installed telephones and other equipment on customers’ premises, local access lines connecting customers to exchanges, referred to as “outside plant,” inter-office lines connecting exchanges, and long distance transmission equipment. As at December 31, 2008 and 2007, we had 228 central office exchanges compared with 184 as at December 31, 2006.
We are currently upgrading our fixed line facilities to the Next Generation Network, or NGN, an IP-based platform that can deliver voice and data services using the same network. NGN enables us to replace the ageing Public Switched Telephone Network switches and transfer the existing customers to this new platform and acquire new customers for voice and data services. We expect to complete the upgrading of our fixed line facilities to NGN in 2012, providing subscribers with a diversified range of telecommunication services using IP technology.
We also have an Internet Gateway that provides premium service with high-speed, reliable and managed connectivity to the Internet. The gateway is composed of high capacity and high performance routers that serve as our IP network gateway to the rest of the world. It provides premium internet service to all types of customers ranging from ordinary broadband customers to high bandwidth internet requirements of corporate customers, knowledge processing solutions providers, internet service providers and other service providers.

Furthermore, we have several networks that provide domestic and international connectivity for corporate customers and other carriers. These include the Multi-Service Access Platform based on synchronous digital hierarchy, or SDH, technology and legacy data networks that provides wide range of bandwidth from low speed to high speed capacity in Gigabits per seconds. These networks are deployed in strategic areas nationwide comprising of more than a thousand nodes and these networks will eventually be evolved to a converged multi-service Carrier Ethernet Network.
We have our own 6,400-kilometer DFON, the country’s first telecommunications network using fiber optics in delivering voice, video, data, and other broadband and multimedia services nationwide. Our fiber optic network employs SDH and Dense Wavelength Division Multiplexing, or DWDM, technologies to improve network performance and reduce operating costs. Our network is composed of in-land and submarine cable installations and is configured in seven self-healing rings allowing route delivery even in the event of single link failure per ring. To date, the PLDT DFON is equipped with N x 10 gigabits per second capacity and is connected directly to four existing international submarine cable systems. To maintain the 2,400 kilometer submarine portion of the DFON, we use CS Vega, a cable ship that we lease from NTT World Engineering Marine Corporation or NTT-WEM, pursuant to a shared-vessel maintenance agreement until January 31, 2010.
PLDT is upgrading DFON capability to the latest Reconfigurable Optical Add-Drop Multiplexer technology which provides optical branching capability pivotal in the deployment of efficient and reliable optical networks designed to provide advanced services, in addition to the existing DWDM and SDH technology.
We likewise have an IP backbone network composed of high-capacity, high-performance core and edge routers which provides connectivity to all IP-based network elements of PLDT, Smart, other affiliates and subsidiaries, and corporate customers. It serves as the single IP transport platform for all IP-based services of PLDT.
For many years, PLDT has been using the power pole network of Meralco in Metropolitan Manila for PLDT’s fixed line aerial cables in this area pursuant to lease agreements with Meralco with typically a five-year term. While in previous years PLDT has been able to renew these agreements on commercially reasonable terms, there can be no assurance that the power pole network sharing agreements upon their expiration can be renewed on commercially reasonable terms or at all. In case of an expiration of these agreements, PLDT would expect to have to incur significant capital expenditures to ensure continued fixed line coverage in the area of Metropolitan Manila and to experience interruptions in the provision of fixed line services in such area until the necessary fixed line infrastructure has been implemented. PLDT, through Piltel, will acquire an approximately 20% equity interest in Meralco and has in this regard entered into an investment and cooperation agreement with the Lopez Group providing it with certain corporate governance rights in respect of Meralco.
International
We provide international network services using our two international gateway switching exchanges. As at December 31, 2008, our international long distance facilities allow direct correspondence with 44 countries (representing 79 correspondents) and can reach 468 foreign destinations (via direct and transited routes including fix and mobile breakouts) worldwide. We also own interests in submarine and satellite systems, through which we route most of our international traffic.
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
SEA-ME-WE-3
Japan, Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany

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

Additionally, on April 27, 2007, a consortium of 19 major international telecommunication operators, including PLDT, signed an agreement to build the first high-bandwidth optical fiber submarine cable system linking Southeast Asia and the U.S. The cable project, known as the Asia-America Gateway, will span 20,000 kilometers and will use the latest Dense Wavelength Division Multiplexing technology to provide upgradeable, future proof transmission facilities that will support bandwidth requirements for new and revolutionary broadband applications. It is expected that the Asia-America Gateway will cost approximately US$500 million (of which US$50 million represents PLDT’s investment) and will be ready for service by the end of the first half of 2009.
Interconnection Agreements
Since the issuance of Executive Order No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers’ networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and cellular carriers.
Since January 1, 2004, domestic calls terminating to cellular subscribers originating from fixed line subscribers were charged a termination rate of Php4.00 per minute.
Effective January 1, 2003, local access for cellular operators, including Smart, that terminate calls to PLDT’s fixed line network increased from Php2.00 per minute to Php2.50 per minute, which further increased to Php3.00 per minute effective January 1, 2004.
Under a separate agreement between PLDT and PAPTELCO, PLDT is the transit facility provider between Smart, Globe, other local exchange carriers, or LEC, operators and PAPTELCO. PAPTELCO is comprised of 43 LEC operating in 129 major telephone exchanges nationwide. Transit traffic is a service by PLDT to Smart, Globe, other LEC operators and PAPTELCO members where PAPTELCO members have no direct interconnection with either Smart, Globe and other LEC operators. PLDT also has similar arrangement with other non-members of PAPTELCO.
Effective February 1, 2003, international calls terminating to PLDT’s fixed line network have been charged a termination rate of approximately US$0.12 per minute, an increase from the previous rate of US$0.08 per minute. In 2008, the average termination rates for PLDT and Smart were approximately US$0.11 and US$0.13 per minute, respectively.
Effective January 1, 2002, Smart charged a termination rate of Php4.00 per minute for domestic calls originating from or terminating to another cellular operator’s network. For SMS originating from Smart and terminating on other operators’ cellular network and for SMS originating from other operators and terminating on Smart’s cellular network, the charge is Php0.35 per message.
Licenses and Regulations
Licenses
PLDT, Smart, Piltel, SBI and CURE provide telecommunications services pursuant to legislative franchises which expire, in the case of PLDT, on November 28, 2028, in the case of Smart, on March 27, 2017, in the case of Piltel, on May 14, 2019, in the case of SBI, on July 14, 2022, and in the case of CURE, on April 24, 2026. A franchise holder is required to obtain operating authority from the NTC to provide specific telecommunications services. These approvals may take the form of a CPCN, or, while an application for a CPCN is pending, a provisional authority to operate. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned.

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which will expire at various times between now and 2028. The CPCNs pursuant to which PLDT may provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expired in 2003. Although some of PLDT’s CPCNs and provisional authorities have already expired, PLDT filed timely applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. PLDT expects that the NTC will grant these extensions; however, there can be no assurance that this will occur. The period of validity of some of PLDT’s CPCNs, has been extended further by the NTC to November 28, 2028, coterminous with PLDT’s current franchise under R.A. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 are currently pending with the NTC. See Item 3. “Key Information — Risk Factors — Risk Relating to Us — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes.”
On August 22, 2008, PLDT was granted authority under NTC Case No. 2007-095 to operate in key cities and municipalities nationwide not yet covered by its existing CPCNs and/or authorizations. This approval extended the coverage of PLDT to all areas nationwide except for the province of Albay for which the CPCN approval covering seven areas in Albay province remains pending. Upon securing the CPCN approval for the areas of Albay Province under NTC Case No. 2006-078, PLDT would have obtained authorizations to operate nationwide.
Smart operates its cellular, international long distance and national long distance services pursuant to CPCNs, the terms of which will expire upon the expiration of its franchise. On July 22, 2002, Smart was granted separate CPCNs to operate a cellular mobile telephone system, or CMTS, and an international gateway facility. On August 26, 2002, Smart was granted a CPCN to install, operate and maintain nationwide global mobile personal communications via satellite which will also expire upon expiration of its franchise. On February 19, 2008, Smart was granted a CPCN to establish, install, maintain, lease and operate an international private leased circuit for a term that is coterminous with the expiration of its franchise. Prior to that, Smart was permitted to engage in these activities pursuant to a provisional authority and a timely filed application for the grant of such CPCN. On the same date, upon application of Smart, the NTC extended Smart’s provisional authority to construct, install, operate and maintain a nationwide public calling office and public payphone service from January 4, 2007 to January 4, 2010.
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
Piltel CMTS frequency band 825-835/870-880 MHz were reassigned to Smart for additional 3G use on March 6, 2008. Smart is now required to pay to NTC the spectrum user fee, or SUF, of Php150 million based on the additional 10 MHz 3G frequencies.
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
SBI is a grantee of a 25-year legislative franchise under R.A. 8337, which expires on July 14, 2022, to construct, install, establish, maintain, lease and operate wire and/or wireless telecommunications system throughout the Philippines.

SBI is a holder of a provisional authority issued by the NTC for the installation, operation, and maintenance of the Data Leased Channel Circuit Network Service that was valid up to September 21, 2007. SBI filed a motion for the extension of its provisional authority which remains pending with the NTC. SBI also has a pending application with the NTC for the issuance of a provisional authority and CPCN for the expansion of its Data Leased Channel Circuit Network Service in several areas in Zamboanga Sibuguey, Sultan Kudarat, Southern Leyte, Biliran, Compostela Valley, Davao Oriental, and Dinagat Island. SBI is also a grantee of a provisional authority for the installation, operation , and maintenance of international leased line service that was valid up to February 2005 and the motion for extension of which remains pending with the NTC.
CURE is a grantee of a 35-year congressional franchise under R.A. 9130, which expires on April 24, 2026, to construct, install, establish, maintain, lease and operate wire and/or wireless telecommunications system throughout the Philippines. The NTC granted CURE a provisional authority to install, operate and maintain a nationwide 3G network on January 3, 2006 valid for 18 months, which was subsequently extended for three years from January 4, 2007 until January 3, 2010.
The following table sets forth the spectrum system, licensed frequency and bandwidth used by Smart, Piltel, SBI and CURE:

Carrier	Spectrum System	Frequency Assignment	Bandwidth

Smart	ETACS/GSM 900	897.5-905/942.5-950 MHz	7.5 MHz
	GSM 1800	1725-1730/1820-1825 MHz	5.0 MHz
		1730-1732.5/1825-1827.5 MHz	2.5 MHz
		1735-1740/1830-1835 MHz	5.0 MHz
		1745-1750/1840-1845 MHz	5.0 MHz
		1780-1782.5/1875-1877.5 MHz	2.5 MHz
	3G (W-CDMA)	1920-1935/2110-2125 MHz	15.0 MHz
		825-835/870-880 MHz	10.0 MHz

Piltel	AMPS/CDMA	824-825/869-870 MHz	1.0 MHz
		845-846.5/890-891.5 MHz	1.5 MHz

SBI	Wireless broadband	2400-2483.5 MHz *	73 MHz
		3400-3590 MHz *	94 MHz
		5470-5850 MHz *	123 MHz

CURE	3G	1955-1965/2145-2155 MHz	10.0 MHz

*	SBI frequency assignments on these bands are non-contiguous and are on a per station and location basis.
Material Effects of Regulation on our Business
Operators of international gateway facilities and cellular telephone operators, pursuant to Executive Order No. 109, are required to install a minimum number of local exchange lines. Of these new lines, operators are required to install one rural exchange line for every ten urban exchange lines installed. Smart and Piltel were required to install 700,000 and 400,000 lines, respectively, and each has received a certificate of compliance from the NTC.
PLDT, Smart, Piltel, SBI and CURE are required to pay various permit, regulation and supervision fees to the NTC. PLDT was previously engaged in disputes with the NTC over some of the assessed fees. For more information on the disputes involving PLDT, see Item 8. “Financial Information — Legal Proceedings — NTC supervision and regulatory fees, or SRF.”
The Philippine Congress is considering two bills that relate to the imposition of franchise tax on telecommunications companies. HB No. 1469 proposes to re-impose a 5% franchise tax on gross receipts on telephone and telegraph services in lieu of the VAT. HB No. 1560 proposes a franchise tax at the rate of 3.5% on the first year and 7% thereafter on the gross receipts of telecommunications and broadcast companies, in lieu of the VAT. There are also various bills in Congress which propose to tax telecommunications services, among them, the imposition of a tax on mobile phone companies on all text entries to text games; the imposition of a Php0.50 specific tax on each SMS to be borne by the cellular phone companies; and the imposition of a 10% ad valorem tax on all cellular phone calls using 3G.

More recently, Congress has been deliberating on a bill that seeks to prohibit telecommunications companies from imposing fees and/or charges on text messaging between subscribers of the same telecommunications company and providing for free text messages until the prepaid load has been fully consumed. The Committee on Oversight of Congress is also holding discussions on the possibility of linking up the Bureau of Internal Revenue, or BIR, and NTC with the telecommunications companies through an electronic “metering device,” which discussions led to a proposal to impose an additional Php0.10 tax on text messaging.
The Senate is also considering Senate Bill No. 2402 which proposes to establish a Health and Education Acceleration Program Fund for special projects on educational development from the proceeds of income tax imposed on telecommunications companies at the rate of 20% of their gross receipts from short messaging service or text sent from and through their networks which would be remitted to the fund for a period of five years. This tax may not be passed on to consumers. Under the proposed bill, telecommunications companies shall no longer pay for the regular income tax on their income from these transactions during the five-year period that the special gross receipts tax on text messaging is imposed. The income tax scheme for text messaging shall revert to the regular income tax for corporations after the five-year period. Moreover, the bill proposes to allow telecommunications companies to deduct 10% of the tax remitted to the fund from their other income as ordinary business expense over a period of ten years.
See Item 3. “Key Information—Risk Factors—Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes.”
In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act, R.A. 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares within a period of five years from (a) the date the law became effective or (b) the entity’s first start of commercial operations, whichever date is later. PLDT and Piltel have complied with this requirement. However, Smart has not conducted a public offering of its shares. If Smart is found to be in violation of R.A. 7925, this could result in a revocation of the franchise of Smart and in the filing of a quo warranto case against Smart by the Office of the Solicitor General of the Philippines. See Item 3. “Key Information — Risk Factors — The franchise of Smart may be revoked due to its failure to conduct a public offering of its shares” for further discussion.
In 2008, in connection with the NTC’s efforts to enhance competition within the telecommunications industry in the Philippines, the NTC issued Memorandum Circulars on the following:
(a)	guidelines on the mandatory interconnection of backhaul networks to the cable landing station, which were issued and became effective on October 7, 2008; and

(b)	guidelines on the interconnection of local exchange carriers, or LECs, in local calling areas that eliminate interconnection access charges between LECs within a local calling area, which were issued and became effective on May 30, 2008.
In addition, in 2008, the NTC proposed implementing guidelines on developing reference access offers, which are statements of the prices, terms and conditions under which a telecommunications carrier proposes to provide access to its network or facilities to another such carrier of value-added service provider.
Competition
Including us, there are eight major local exchange carriers, 11 international gateway facility providers and seven cellular service providers in the country. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly data and other network services segments.

Cellular Service
There are presently seven operating service providers, namely Smart, Piltel, Globe, Innove, Digitel, Express Telecom, or Extelcom, and CURE. Globe acquired Innove to form one operating group while Smart and Piltel, both being part of the PLDT Group, form another operating group. These two operating groups have approximately 88% of the Philippine cellular market. There are therefore effectively two large competitors in the Philippine cellular market. The third active operator, Digitel, commenced its cellular service, Sun Cellular, on March 29, 2003 and is estimated to have approximately 12% of the cellular market as at December 31, 2008. Extelcom operates on an analog platform and is estimated to have minimal subscribers. In December 2005, the NTC awarded four out of five 3G licenses to existing cellular operators Smart, Globe, Digitel and to a new entrant, CURE. The NTC has yet to award a fifth license to another operator.
Competition in the cellular industry has intensified with the increased availability of affordably priced handsets offering a range of new functions and the introduction by competitors of new and improved plans for postpaid subscribers, reduced rates per minute and aggressive marketing and promotional strategies. The principal bases of competition are price, including handset cost, quality of service, network reliability, geographic coverage and attractiveness of packaged services. Smart’s network leads the industry in terms of coverage with 8,477 base stations as at December 31, 2008.
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
Cellular operators also compete actively in launching innovative products and VAS. The growing range of cellular products and services include not only text messaging but also multi-media messaging, voice mail, text mail, international roaming, information-on-demand, mobile banking, e-commerce, mobile data, cellular internet access and internet messaging.
On February 14, 2006, Smart opened its 3G network in selected key cities nationwide, making video calling, video streaming, high speed internet browsing and special 3G content downloads on its 3G network available to subscribers with 3G handsets. Likewise, Globe has been rolling out its 3G network.
Consistent with industry practice and Smart’s churn management efforts, Smart “locks” the handsets it sells to its subscribers, rendering them incompatible with SIM cards issued by competitors and thereby hindering them from swapping the existing SIM for a SIM of a competing operator. However, subscribers can have their handsets “unlocked” by unauthorized parties for a nominal fee and purchase new SIM cards from competing operators. “Unlocking” does not involve significant cost. Switching to another cellular operator would, however, result in a change of the subscriber’s cellular telephone number.
In order to avail themselves of promotions and cost efficient network-to-network calling rates, cellular subscribers in the Philippines have increasingly been subscribing to the services of multiple wireless operators. As a result, the increases in 2007 and 2008 in our cellular subscriber base and the penetration rate of the wireless market in the Philippines were primarily attributable to such “multiple SIM card ownership”.
Local Exchange Service
The concerted nationwide local exchange line build-out by various providers, as mandated by the Philippine government, significantly increased the number of fixed line subscribers in the country and resulted in wider access to basic telephone service. The growth of the fixed line market, however, remained weak due to the surge in demand for cellular services and, in the past, the general sluggishness of the national economy. Nevertheless, we have sustained our leading position in the fixed line market on account of PLDT’s extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market are Digitel, Bayan Telecommunications and Globe, which provide local exchange service through “fixed wireless landline service.”

There are currently four major fixed wireless landline services in the market that resemble a cellular phone service but provide the same tariff structure of a fixed line service such as the charging of monthly service fees. The earliest such service was provided by Digitel in the fourth quarter of 2005 at a fixed monthly rate of Php672. This service is provided mostly in selected areas of Southern and Northern Luzon where Digitel was lacking fixed cable facilities. Globe quickly followed suit with a similar service at a monthly rate of Php995 which bundled a wireless landline and broadband internet connection of 384kbps. This service is offered in limited areas of Metropolitan Manila like Makati, Las Piñas, the Visayas region and selected areas of Southern Luzon like Cavite and Batangas.
BayanTel launched a similar service at lower rates in the second half of 2006, which service maintains two major price points open to both residential and business subscribers. This service is available under two plans, a plan at a monthly rate of Php699 for customers in Metro Manila and a plan at a monthly rate of Php599 for customers in selected regional areas of the Philippines.
In March 2007, we launched the PLDT Landline Plus, a postpaid fixed wireless service which was initially available only in regional areas where there were no available PLDT fixed cable facilities, at a flat monthly rate of Php499, and which was subsequently extended to other areas, including Metro Manila, and increased to a monthly rate of Php600 with 600 local minutes free for residential and Php1,000 with 1,000 local minutes free for business subscribers. In March 2008, we introduced the prepaid counterpart of the PLDT Landline Plus.
International Long Distance Service
Including us, there are 11 licensed international gateway facility operators in the country. While we have so far been able to maintain a leadership position in this highly competitive segment of the industry, our market share in recent years has declined as a result of (1) competition from other international gateway facility operators and illegal international simple resale operators; (2) an increase in inbound and outbound international long distance calls terminating to and originating from the growing number of cellular subscribers; and (3) the popularity of alternative and cheaper modes of communication such as text messaging, e-mail, internet telephony and the establishment of virtual private networks for several corporate entities, further heightening the competition.
With respect to outbound calls from the Philippines, we compete for market share through our local exchange and cellular businesses, which are the origination points of outbound international calls. We also have introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers. Digitel and Globe have also launched new pricing schemes to grow their outbound call volumes.
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
National Long Distance Service
Our national long distance service business has been negatively affected by the growing number of cellular subscribers in the Philippines and the widespread availability and growing popularity of alternative economical non-voice methods of communication, particularly text messaging and e-mail. In addition, various ISPs have launched voice services via the internet to their subscribers nationwide.
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

Data and Other Network Services
Another rapidly growing segment of the industry is the market for data and other network services. The growth is spurred by the significant growth in consumer and retail narrowband and broadband internet access, enterprise resource planning applications, customer interaction solutions, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both here and abroad. Our major competitors in this area are Globe and Innove, Bayan Telecommunications, Eastern Telecoms and Digitel. The principal bases of competition in data services market are coverage, price, value for money, bundles or free gifts, customer service and quality of service.
Environmental Matters
We have not been subject to any material fines or legal or regulatory action involving non-compliance with environmental regulations of the Philippines. We are not aware of any non-compliance in any material respect with relevant environmental protection regulations.
Intellectual Property Rights
We do not own any material intellectual property rights apart from our brand names and logos. We are not dependent on patents, licenses or other intellectual property which are material to our business or results of operations, other than licenses to use the software that accompany most of our equipment purchases.
Properties
We own four office buildings located in Makati City and own and operate 228 exchanges nationwide, of which 48 are located in the Metropolitan Manila area. The remaining 180 exchanges are located in cities and small municipalities outside Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications. As at December 31, 2008, we had 5,284 cellular cell sites and 8,477 base stations.
As at December 31, 2008, our principal properties, excluding property under construction, consisted of the following, based on net book values:
•	67% consisted of cable, wire and cellular facilities, including our domestic fiber optic network, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

•	16% consisted of central office equipment, including five international gateway facilities, six pure national toll exchanges and 15 combined local and toll exchanges, and our communications satellite;

•	11% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

•	5% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers’ premises; and

•	1% consisted of other work equipment.
For more information on these properties, see Note 8 — Property, Plant and Equipment to the accompanying audited consolidated financial statements in Item 18.
These properties are located in areas where our subscribers are being served. In our opinion, these properties are in good condition, except for ordinary wear and tear, and are adequately insured.
The majority of our connecting lines are above or under public streets and properties owned by others. For example, for many years, the PLDT Group has been using the power pole network of Meralco in Metropolitan Manila for PLDT’s fixed line aerial cables in this area pursuant to short-term lease agreements with Meralco with typically five-year and more recently one-year terms.
PLDT’s, Smart’s and Piltel’s properties are free from any mortgage, charge, pledge, lien or encumbrance; however, substantial properties of Mabuhay Satellite are subject to liens while a portion of ePLDT’s property is subject to liens.

On February 7, 2008, SBI completed the acquisition of the Cluster 3 local exchange carrier assets of Cruz Telephone Company, Inc., or Cruztelco, a local exchange operator offering fixed line services in North Eastern Mindanao. Please see Note 8 — Property, Plant and Equipment — SBI’s Acquisition of Cluster 3 Assets from Cruz Telephone Company, Inc., or Cruztelco in the accompanying audited consolidated financial statements in Item 18 for further discussion.
On September 16, 2008, PLDT, its subsidiary Mabuhay Satellite, ProtoStar Ltd., or ProtoStar, a Bermuda-based company and its wholly-owned Bermuda subsidiary ProtoStar III, Ltd., or ProtoStar III, signed several agreements covering multiple areas of cooperation. Key aspects of the agreements include: (a) a lease to ProtoStar III of the transponders on the Agila 2 satellite; (b) an exchange of certain Mabuhay Satellite assets for an equity interest in ProtoStar; (c) expanded use of Mabuhay Satellite’s Subic Space Center for the operation and control of satellites; (d) an option for PLDT to make further investments in ProtoStar; and (e) an agreement for PLDT to lease C-band transponder capacity on the ProtoStar I satellite owned and operated by ProtoStar I Ltd., also a wholly-owned Bermuda subsidiary of ProtoStar. Please see Note 8 — Property, Plant and Equipment — Wholesale Transponder Lease Agreement between Mabuhay Satellite, ProtoStar Ltd., or ProtoStar, and ProtoStar III Ltd., or ProtoStar III and Note 24 — Contractual Obligations and Commercial Commitments in the accompanying audited consolidated financial statements in Item 18 for further discussion.
PLDT has various long-term lease contracts, the bulk of which have lease terms ranging from two to ten years covering certain offices, warehouses, telecommunications equipment locations and various office equipment. For more information on the obligations relating to these properties and long-term obligations, see Note 24 — Contractual Obligations and Commercial Commitments to the accompanying audited consolidated financial statements in Item 18.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements (and the related notes) as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” and elsewhere in this report. Our audited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. For convenience, certain peso financial information in the following discussions has been translated to U.S. dollars at the exchange rate at December 31, 2008 of Php47.647 to US$1.00, as quoted through the Philippine Dealing System.
Overview
We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main business segments which serve as the basis for management’s decision to allocate resources and evaluate operating performance:
•	Wireless — wireless telecommunications services provided by Smart, Piltel and CURE, our cellular service providers; SBI and Airborne Access, our wireless broadband providers; Wolfpac, our wireless content operator; Mabuhay Satellite and ACeS Philippines, our satellite operator;
•	Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, Subictel, Maratel, Piltel (on June 4, 2008, PLDT acquired the fixed line assets of Piltel), PLDT Global, and BCC, all of which account for approximately 2% of our consolidated fixed line subscribers; and

•	Information and Communications Technology — information and communications infrastructure and services for internet applications, IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT; knowledge processing solutions provided by the SPi Group; customer interaction solutions provided under the umbrella brand name ePLDT Ventus, through Ventus, Parlance and Vocativ; internet access and online gaming services provided by Infocom, Digital Paradise, netGames and Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 9 — Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18.
For a more detailed overview of our three main business segments, please see Item 4. “Information on the Company — Organization — Wireless”, Item 4. “Information on the Company — Organization — Fixed Line” and “Item 4. Information on the Company — Organization — Information and Communications Technology”, respectively.
Key performance indicators and drivers that our management uses for the management of our business include, among others, the general economic conditions in the Philippines, our subscriber base, traffic volumes, and interconnection arrangements.
In addition, our results of operations and financial position are significantly affected by fluctuations of the Philippine peso against the U.S. dollar. Since a substantial portion of our indebtedness is denominated in U.S. dollars, a depreciation of the Philippine peso against the U.S. dollar as at the end of the most recent fiscal year compared to the end of the previous fiscal year may result in our recognition of significant foreign exchange losses. For example, the Philippine peso depreciated against the U.S. dollar from Php41.411 as at December 31, 2007 to Php47.647 as at December 31, 2008, as a result of which we recognized in 2008 foreign exchange losses in the amount of Php6,170 million, representing a change of Php14,160 million from a foreign exchange gain of Php7,990 million recognized in 2007. Moreover, since approximately 34.5% of our revenues are either denominated in U.S. dollars or linked to the U.S. dollar, an appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar reduces our revenues in peso terms and reduces our cash flow from operations. For example, in 2008, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar from Php46.184 in 2007 to Php44.474 in 2008 adversely affected our U.S. dollar and U.S. dollar-linked revenues in peso terms. Please see Item 3. “Key Information — Risk Factors — Our result of operations and financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar”.
Critical Accounting Policies
The preparation of our consolidated financial statements in conformity with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the reporting date. Due to uncertainties inherent in these assumptions and estimates actual results and outcomes could differ from our assumption and estimates. See Note 3 — Management’s Use of Judgments, Estimates and Assumptions to the accompanying audited consolidated financial statements in Item 18.
Judgments
In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements within the next financial year. These judgments are discussed below.
Determination of functional currency
The functional currencies of the entities under PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional and presentation currency of the PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, DigiPar Thailand and SPi and certain of its subsidiaries) is the Philippine peso. On the other hand, functional and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for DigiPar Thailand; and Singapore dollar for SCH, SGP and 3rd Brand.
Leases
As a lessee, we have various lease agreements as a lessee in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us or retained by the lessor based on IAS 17, Leases, which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php3,656 million, Php2,762 million and Php2,257 million for the years ended December 31, 2008, 2007 and 2006, respectively. Total finance lease obligations as at December 31, 2008 and 2007 amounted to Php70 million and Php496 million, respectively. See Note 18 — Interest-bearing Financial Liabilities, Note 24 — Contractual Obligations and Commercial Commitments and Note 26 — Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18.
Legal contingencies
We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings. See Note 25 — Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18.
Estimates and Assumptions
The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:
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
Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php160,326 million and Php159,414 million as at December 31, 2008 and 2007, respectively. See Note 8 — Property, Plant and Equipment and Note 26 — Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18.
Determining the fair value of investment properties
We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.

Total carrying values of our investment properties as at December 31, 2008 and 2007 amounted to Php617 million and Php577 million, respectively. See Note 10 — Investment Properties to the accompanying audited consolidated financial statements in Item 18.
Goodwill and intangible assets
Our consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the purchase method of accounting which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the consolidated balance sheet. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to annual impairment test and amortization, respectively. See Note 11 — Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our results of operations.
Total carrying values of goodwill and intangible assets as at December 31, 2008 and 2007 amounted to Php10,450 million and Php11,721 million, respectively. See Note 11 — Goodwill and Intangible Assets and Note 26 — Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18.
Realizability of deferred income tax assets
We reviewed the carrying amounts of deferred income tax assets at each balance sheet date and reduced these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.
Based on the above assessment, we have not recognized certain of our consolidated deferred income tax assets as at December 31, 2008 and 2007 amounting to Php545 million and Php1,122 million, respectively. Total consolidated net deferred income tax assets as at December 31, 2008 and 2007 amounted to Php9,605 million and Php13,757 million, respectively, while total consolidated net deferred income tax liabilities as at December 31, 2008 and 2007 amounted to Php1,288 million and Php2,066 million, respectively. See Note 4 — Segment Information, Note 6 — Income Tax and Note 26 — Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18.
Estimating allowance for doubtful accounts
If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.
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

Total impairment provision for trade and receivables recognized in our consolidated statements of income amounted to Php1,079 million, Php417 million and Php736 million for the years ended December 31, 2008, 2007 and 2006, respectively. Trade and other receivables, net of impairment, amounted to Php15,909 million and Php12,645 million as at December 31, 2008 and 2007, respectively. See Note 5 — Income and Expenses, Note 14 — Trade and Other Receivables and Note 26 — Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18.
Estimating net realizable value of inventories and supplies
We write down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete and unusable are written-off and charged as expense in the consolidated statement of income.
Total write-down of inventories and supplies recognized for the years ended December 31, 2008, 2007 and 2006 amounted to Php242 million, Php243 million and Php211 million, respectively. The carrying values of inventories and supplies amounted to Php2,069 million and Php1,167 million as of December 31, 2008 and 2007, respectively. See Note 5 — Income and Expenses and Note 15 — Inventories and Supplies to the accompanying audited consolidated financial statements in Item 18.
Estimation of pension benefit costs and other retirement benefits
The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 23 — Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18 and include, among other things, discount rates, expected rates of return on plan assets and rates of compensation increases. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.
Total pension benefit costs amounted to Php725 million, Php1,773 million and Php1,003 million for the years ended December 31, 2008, 2007 and 2006, respectively. Unrecognized net actuarial loss as at December 31, 2008 amounted to Php1,126 million and unrecognized net actuarial gain as at December 31, 2007 amounted to Php1,344 million. The accrued benefit costs as at December 31, 2008 and 2007 amounted to Php2,623 million and Php2,985 million, respectively. See Note 5 — Income and Expenses and Note 23 — Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.
Share-based payment transactions
Our LTIP grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the year. The estimates and assumptions are described in Note 23 — Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as expense for the years ended December 31, 2008, 2007 and 2006 amounted to Php1,281 million, Php1,448 million and Php3,150 million, respectively. As at December 31, 2008 and 2007, outstanding LTIP liability amounted to Php2,749 million and Php1,494 million, respectively. See Note 5 — Income and Expenses and Note 23 — Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.

Asset retirement obligations
Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,100 million and Php952 million as at December 31, 2008 and 2007, respectively. See Note 8 — Property, Plant and Equipment and Note 19 — Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18.
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
The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under IFRS. Total impairment charges (including provision for doubtful account receivables and write-down of inventories and supplies) for the years ended December 31, 2008, 2007 and 2006 amounted to Php4,180 million, Php1,317 million and Php2,766 million, respectively. See Note 4 — Segment Information, Note 5 — Income and Expenses and Note 11 — Goodwill and Other Intangible Assets to the accompanying audited consolidated financial statements in Item 18.
The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, trade and other receivables and inventories and supplies are separately disclosed in Notes 8, 9, 11, 14 and 15, respectively, to the accompanying audited consolidated financial statements in Item 18, respectively.
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
Determination of fair values of financial assets and liabilities
We carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments for the fair values of financial assets and liabilities. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring. See Note 26 — Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates and volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our consolidated statement of income and consolidated statement of changes in equity.
Total fair values of financial assets and liabilities as at December 31, 2008 amounted to Php59,463 million and Php119,717 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2007 amounted to Php46,661 million and Php111,086 million, respectively. See Note 26 — Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18.
New Accounting Pronouncements Effective Subsequent to 2008
Please see Note 2 — Summary of Significant Accounting Policies and Practices to the accompanying audited consolidated financial statements in Item 18 for a discussion of new accounting standards that will become effective subsequent to December 31, 2008 and their anticipated impact on our consolidated financial statements.

Results of Operations
The table below shows the contribution by each of our business segments to our total revenues, expenses, other income (expense), income (loss) before income tax, net income (loss) and net income (loss) attributable to equity holders of PLDT for the years ended December 31, 2008, 2007 and 2006. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

								Inter-segment
	Wireless		Fixed Line		ICT			Transactions	Total
	(in millions)
For the year ended December 31, 2008
Revenues	Php	95,852	Php	49,686	Php	10,983	Php	(10,684)	Php	145,837
Expenses		47,589		35,733		13,267		(10,803)		85,786
Other expenses		2,640		3,173		1		188		6,002
Income (loss) before income tax		45,623		10,780		(2,285)		(69)		54,049
Net income (loss)		29,499		7,732		(2,186)		(69)		34,976
Net income (loss) attributable to equity holders of PLDT		28,628		7,727		(1,969)		(69)		34,317
For the year ended December 31, 2007
Revenues		89,299		48,832		10,322		(9,749)		138,704
Expenses		44,530		37,891		11,005		(9,839)		83,587
Other income (expenses)		2,577		(64)		472		(21)		2,964
Income (loss) before income tax		47,346		10,877		(211)		69		58,081
Net income (loss)		31,780		7,519		(94)		69		39,274
Net income (loss) attributable to equity holders of PLDT		31,674		7,516		30		69		39,289
For the year ended December 31, 2006
Revenues		80,405		49,255		6,890		(9,042)		127,508
Expenses		42,821		41,149		7,175		(9,142)		82,003
Other expenses		1,113		5,979		64		100		7,256
Income (loss) before income tax		36,471		2,127		(349)		—		38,249
Net income (loss)		30,127		2,766		(312)		—		32,581
Net income (loss) attributable to equity holders of PLDT		29,854		2,764		(233)		—		32,385
2008 Compared to 2007
On a Consolidated Basis
Revenues
Our revenues for 2008 increased by Php7,133 million, or 5%, to Php145,837 million from Php138,704 million in 2007. This increase was primarily due to an increase in our service revenues by Php7,395 million resulting largely from an increase in the service revenues of our wireless business, which was primarily due to an increase in the number of our cellular and broadband subscribers.
The following table shows the breakdown of our total revenues for the years ended December 31, 2008 and 2007 by business segment:

							Change
	2008		%	2007		%	Amount		%
	(in millions)
Wireless	Php	95,852	66	Php	89,299	64	Php	6,553	7
Fixed line		49,686	34		48,832	35		854	2
Information and communications technology		10,983	7		10,322	8		661	6
Inter-segment transactions		(10,684)	(7)		(9,749)	(7)		(935)	(10)

Total	Php	145,837	100	Php	138,704	100	Php	7,133	5

Expenses
Our expenses in 2008 increased by Php2,199 million, or 3%, to Php85,786 million from Php83,587 million in 2007 largely resulting from increases in asset impairment, resulting primarily from impairment of goodwill and intangible assets as well as trade and other receivables, repairs and maintenance, rent and compensation and benefits, which were partly offset by lower depreciation and amortization, and professional and other contracted services. As a percentage of our total revenues, total expenses decreased to 59% in 2008 from 60% in 2007.

The following table shows the breakdown of our total expenses for the years ended December 31, 2008 and 2007 by business segment:

							Change
	2008		%	2007		%	Amount		%
	(in millions)
Wireless	Php	47,589	55	Php	44,530	53	Php	3,059	7
Fixed line		35,733	42		37,891	45		(2,158)	(6)
Information and communications technology		13,267	16		11,005	13		2,262	21
Inter-segment transactions		(10,803)	(13)		(9,839)	(11)		(964)	(10)

Total	Php	85,786	100	Php	83,587	100	Php	2,199	3

Other Income (Expenses)
Other expenses increased by Php8,966 million to Php6,002 million in 2008 from other income of Php2,964 million in 2007. The increase was primarily due to foreign exchange losses of Php6,170 million on account of a loss on revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso against the U.S. dollar from Php41.411 as at December 31, 2007 to Php47.647 as at December 31, 2008 compared with a net foreign exchange gain of Php7,990 million in 2007. This increase was partly offset by a gain on derivative transactions of Php3,115 million relating to the gain in the mark-to-market valuation of various financial instruments compared to a loss on derivative transactions of Php2,849 million in 2007.
The following table shows the breakdown of our total other income (expenses) for the years ended December 31, 2008 and 2007 by business segment:

							Change
	2008		%	2007		%	Amount		%
	(in millions)
Wireless	Php	(2,640)	44	Php	2,577	87	Php	(5,217)	(202)
Fixed line		(3,173)	53		(64)	(2)		(3,109)	(4,857)
Information and communications technology		(1)	—		472	16		(473)	(100)
Inter-segment transactions		(188)	3		(21)	(1)		(167)	795

Total	Php	(6,002)	100	Php	2,964	100	Php	(8,966)	(302)

Provision for Income Tax
Provision for income tax increased by Php266 million, or 1%, to Php19,073 million in 2008 compared to Php18,807 million in 2007 mainly due to higher non-deductible expenses and derecognition of deferred income tax assets by ACeS Philippines, which were partly offset by lower taxable income in 2008. In 2008, our effective tax rate was 35% compared with 32% in 2007. We currently expect that in 2009 our provision for income tax will be reduced due to the reduction in the regular corporate tax rate from 35% in 2008 to 30% in 2009.
Net Income
As a result, our consolidated net income in 2008 was Php34,976 million, a decrease of Php4,298 million, or 11%, compared to Php39,274 million in 2007. The following table shows the breakdown of our consolidated net income for the years ended December 31, 2008 and 2007 by business segment:

							Change
	2008		%	2007		%	Amount		%
	(in millions)
Wireless	Php	29,499	84	Php	31,780	81	Php	(2,281)	(7)
Fixed line		7,732	22		7,519	19		213	3
Information and communications technology		(2,186)	(6)		(94)	—		(2,092)	(2,226)
Inter-segment transactions		(69)	—		69	—		(138)	(200)

Total	Php	34,976	100	Php	39,274	100	Php	(4,298)	(11)

On Business Segment Basis
Wireless
Revenues
Our wireless business segment offers cellular services as well as wireless broadband, satellite and other services.
The following table summarizes our total revenues from our wireless business for the years ended December 31, 2008 and 2007 by service segment:

							Increase (Decrease)
	2008		%	2007		%	Amount		%
	(in millions)
Wireless Services:
Service Revenues
Cellular	Php	87,518	92	Php	82,334	92	Php	5,184	6
Wireless broadband, satellite and others		6,075	6		4,165	5		1,910	46

		93,593	98		86,499	97		7,094	8

Non-Service Revenues:
Sale of cellular handsets and SIM-packs		2,259	2		2,800	3		(541)	(19)

Total Wireless Revenues	Php	95,852	100	Php	89,299	100	Php	6,553	7

Service Revenues
Our wireless service revenues increased by Php7,094 million, or 8%, to Php93,593 million in 2008 as compared with Php86,499 million in 2007, mainly as a result of the growth in the cellular and wireless broadband subscriber base. In particular, revenues from short messaging service, or SMS, increased due to the larger subscriber base. Voice revenues also increased due to the growth in international inbound and outbound call volumes in 2008 compared with 2007. However, because the growth in our subscriber base was mainly in the lower income segment of the Philippine wireless market, our cellular average monthly ARPUs for the year ended December 31, 2008 was lower compared with 2007. See — “Wireless — Revenues — Subscriber Base, ARPU and Churn Rates”. Such increases were also partially offset by the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar on our dollar-linked revenues from Php46.184 in 2007 to Php44.474 in 2008. As a percentage of our total wireless revenues, service revenues contributed 98% and 97% in 2008 and 2007, respectively.
Cellular Service
Our cellular service revenues in 2008 amounted to Php87,518 million, an increase of Php5,184 million, or 6%, from Php82,334 million in 2007. Cellular service revenues accounted for 94% of our wireless service revenues in 2008 as compared with 95% in 2007.
The following table summarizes key measures of our cellular business as at and for the years ended December 31, 2008 and 2007:

					Increase
	2008		2007		Amount		%
	(in millions)
Cellular service revenues	Php	87,518	Php	82,334	Php	5,184	6

By service type		85,079		80,197		4,882	6
Prepaid		78,743		74,284		4,459	6
Postpaid		6,336		5,913		423	7

By component		85,079		80,197		4,882	6
Voice		37,287		36,105		1,182	3
Data		47,792		44,092		3,700	8

Others(1)		2,439		2,137		302	14

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and a small number of leased line contracts, revenues from Wolfpac and other Smart subsidiaries and revenue share in PLDT’s WeRoam and PLDT Landline Plus services.

			Increase
	2008	2007	Amount	%

Cellular subscriber base	35,224,604	30,041,030	5,183,574	17
Prepaid	34,826,468	29,699,150	5,127,318	17
Smart	20,501,617	19,997,324	504,293	3
Piltel	14,308,493	9,701,826	4,606,667	47
CURE (acquired on April 25, 2008)	16,358	—	16,358	100
Postpaid	398,136	341,880	56,256	16

Systemwide traffic volumes (in millions)
Calls (in minutes)	6,708	6,355	353	6
Domestic — outbound	3,810	3,799	11	—
International	2,898	2,556	342	13
Inbound	2,677	2,355	322	14
Outbound	221	201	20	10

SMS count	249,691	227,028	22,663	10
Text messages	248,051	225,083	22,968	10
Domestic	247,751	224,818	22,933	10
Bucket-Priced	223,373	199,326	24,047	12
Standard	24,378	25,492	(1,114)	(4)
International	300	265	35	13
Value-Added Services	1,614	1,903	(289)	(15)
Financial Services	26	42	(16)	(38)
Revenues attributable to our cellular prepaid service amounted to Php78,743 million in 2008, a 6% increase over the Php74,284 million earned in 2007. Prepaid service revenues in each of the years 2008 and 2007 accounted for 93% of voice and data revenues. Revenues attributable to Smart’s postpaid service amounted to Php6,336 million in 2008, a 7% increase over the Php5,913 million earned in 2007, and accounted for 7% of voice and data revenues in each of the years 2008 and 2007.
Voice Services
Cellular revenues from voice services, which include all voice traffic and voice VAS such as voice mail and outbound international roaming, increased by Php1,182 million, or 3%, to Php37,287 million in 2008 from Php36,105 million in 2007 primarily due to increased domestic voice revenues brought about by bucket voice offers and the growth in international call volumes, partially offset by the unfavorable effect of an appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar in 2008 on our dollar-linked revenues from Php46.184 in 2007 to Php44.474 in 2008. Cellular voice services accounted for 43% of cellular service revenues in 2008 as compared with 44% in 2007.
Domestic outbound and international inbound and outbound calls totaled 6,708 million minutes in 2008, an increase of 353 million, or 6%, from 6,355 million minutes in 2007. International inbound calls totaled 2,677 million minutes in 2008, an increase of 322 million, or 14%, as compared with 2,355 million minutes in 2007, mainly due to an increase in our subscriber base and strategic arrangements with telecommunication service providers in jurisdictions with a significant number of overseas Filipino workers.
Data Services
Cellular revenues from data services, which include all text messaging-related services as well as VAS, increased by Php3,700 million, or 8%, to Php47,792 million in 2008 from Php44,092 million in 2007 primarily due to an increase in bucket-priced domestic text messaging revenue resulting from an increase in the number of cellular subscribers. Cellular data services accounted for 55% of cellular service revenues in 2008 as compared with 54% in 2007.

The following table shows the breakdown of our cellular data revenues for the years ended December 31, 2008 and 2007:

					Increase (Decrease)
	2008		2007		Amount		%
	(in millions)
Text messaging
Domestic	Php	43,330	Php	39,430	Php	3,900	10
Bucket-Priced		27,245		20,141		7,104	35
Standard		16,085		19,289		(3,204)	(17)
International		1,877		1,835		42	2

		45,207		41,265		3,942	10

Value-added services
Standard(1)		1,469		1,802		(333)	(18)
Rich Media(2)		627		352		275	78
Pasa Load		444		594		(150)	(25)

		2,540		2,748		(208)	(8)

Financial services
Smart Money		41		75		(34)	(45)
Mobile Banking		4		4		—	—

		45		79		(34)	(43)

Total	Php	47,792	Php	44,092	Php	3,700	8

(1)	Includes standard services such as info-on demand, ringtone and logo download, etc.

(2)	Includes Multimedia Messaging System, or MMS, internet browsing, General Packet Radio Service, or GPRS, etc.
Text messaging-related services contributed revenues of Php45,207 million in 2008, an increase of Php3,942 million, or 10%, compared with Php41,265 million in 2007, and accounted for 95% and 94% of the total cellular data revenues in 2008 and 2007, respectively. The increase in revenues from text messaging-related services resulted mainly from Smart’s various bucket-priced text promotional offerings which more than offset the decline in our standard texting services. Text messaging revenues from the various bucket plans totaled Php27,245 million in 2008, an increase of Php7,104 million, or 35%, compared with Php20,141 million in 2007. On the other hand, standard text messaging revenues declined by Php3,204 million, or 17%, to Php16,085 million in 2008 compared with Php19,289 million in 2007.
Standard text messages totaled 24,378 million in 2008, a decrease of 1,114 million, or 4%, from 25,492 million in 2007 mainly due to a shift to bucket-priced text services. Bucket-priced text messages in 2008 totaled 223,373 million, an increase of 24,047 million, or 12%, as compared with 199,326 million in 2007. The growth in bucket-priced text traffic together with revenue growth in bucket-priced text messaging is reflective of a shift from unlimited text packages to low-denominated text packages with a fixed number of SMS, resulting in improved yield per SMS and increased text revenues.
VAS, which contributed revenues of Php2,540 million in 2008, decreased by Php208 million, or 8%, from Php2,748 million in 2007 primarily due to lower usage of standard services and Pasa Load , which is a service allowing prepaid subscribers to transfer small denominations of airtime credits to other prepaid subscribers (see “Item 4—Business—Wireless—Rates and Discounts”), owing to the introduction of low-denomination top-ups, partially offset by higher usage of rich media services in 2008 as compared with 2007.
Subscriber Base, ARPU and Churn Rates
In 2008, Smart and Piltel cellular subscribers totaled 35,224,604, an increase of 5,183,574, or 17%, over their combined cellular subscriber base of 30,041,030 in 2007. Our cellular prepaid subscriber base grew by 17% to 34,826,468 in 2008 from 29,699,150 in 2007, while our postpaid subscriber base increased by 16% to 398,136 in 2008 from 341,880 in 2007. Prepaid and postpaid subscribers accounted for 99% and 1%, respectively, of our total subscriber base in 2008 and 2007. Prepaid and postpaid subscribers reflected net activations of 5,127,318 and 56,256, respectively, in 2008.

Our net subscriber activations for the years ended December 31, 2008 and 2007 were as follows:

			Increase (Decrease)
	2008	2007	Amount	%

Prepaid	5,127,318	5,842,329	(715,011)	(12)
Smart	504,293	3,114,882	(2,610,589)	(84)
Piltel	4,606,667	2,727,447	1,879,220	69
CURE	16,358	—	16,358	100

Postpaid	56,256	23,317	32,939	141

Total	5,183,574	5,865,646	(682,072)	(12)

Our quarterly net subscriber activations over the eight quarters in 2008 and 2007 are as follows:

	2008				2007
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Prepaid	1,533,812	1,660,040	917,528	1,015,938	1,301,154	1,615,246	1,148,283	1,777,646
Smart	282,044	130,697	111,487	(3,577)	880,281	1,050,678	763,257	420,666
Piltel	1,251,768	1,529,343	806,041	1,019,515	420,873	564,568	385,026	1,356,980

Postpaid	1,117	5,027	17,816	32,296	6,921	7,403	5,704	3,289

Total	1,534,929	1,665,067	935,344	1,048,234	1,308,075	1,622,649	1,153,987	1,780,935

For Smart prepaid, the average monthly churn rate for 2008 and 2007 were 4.7% and 3.5%, respectively, while the average monthly churn rate for Piltel subscribers in 2008 and 2007 were 4.8% and 3.5%, respectively.
The average monthly churn rate for Smart’s postpaid subscribers was 1.2% for 2008 and 1.3% in 2007. Smart’s policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.
The following table summarizes our cellular average monthly ARPUs for the years ended December 31, 2008 and 2007:

	Gross(1)				Decrease			Net(2)				Decrease
	2008		2007		Amount		%	2008		2007		Amount		%

Prepaid
Smart	Php	290	Php	312	Php	(22)	(7)	Php	230	Php	254	Php	(24)	(9)
Piltel		194		221		(27)	(12)		158		184		(26)	(14)
Prepaid — Blended(3)		254		285		(31)	(11)		203		233		(30)	(13)
Postpaid — Smart		2,065		2,091		(26)	(1)		1,483		1,485		(2)	—
Prepaid and Postpaid Blended(4)		274		307		(33)	(11)		217		248		(31)	(13)

(1)	Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, including (i) discounts, (ii) allocated content-provider costs; and (iii) interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)	Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, net of (i) discounts, (ii) allocated content-provider costs; and (iii) interconnection income net of interconnection expense, by the average number of subscribers in the month.

(3)	The average monthly ARPU of Smart and Piltel.

(4)	The average monthly ARPU of prepaid and postpaid subscribers of Smart and prepaid subscribers of Piltel.
Prepaid service revenues consist mainly of charges for subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU in 2008 was Php254, a decrease of 11%, compared with Php285 in 2007. The decrease was primarily due to a decline in the average outbound domestic voice, text messaging, VAS and inbound revenue per subscriber in 2008 compared with 2007. On a net basis, prepaid blended average monthly ARPU in 2008 was Php203, a decrease of 13%, compared with Php233 in 2007.

Gross average monthly ARPU for postpaid subscribers decreased by 1% to Php2,065 while net average monthly ARPU decreased to Php1,483 in 2008 as compared with Php2,091 and Php1,485 in 2007, respectively. Prepaid and postpaid gross average monthly blended ARPU was Php274 in 2008, a decrease of 11%, compared with Php307 in 2007. Net average monthly blended ARPU decreased by 13% to Php217 in 2008 as compared with Php248 in 2007.
Our average quarterly prepaid and postpaid ARPUs for the years ended December 31, 2008 and 2007 were as follows:

	Prepaid								Postpaid
	Smart				Piltel				Smart
	Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)

2008
First Quarter	Php	292	Php	230	Php	207	Php	163	Php	2,013	Php	1,472
Second Quarter		294		232		199		159		2,134		1,510
Third Quarter		285		223		178		148		2,078		1,505
Fourth Quarter		291		234		192		162		2,037		1,445

2007
First Quarter	Php	323	Php	267	Php	228	Php	187	Php	2,045	Php	1,483
Second Quarter		324		265		233		198		2,141		1,526
Third Quarter		293		239		206		173		2,073		1,464
Fourth Quarter		307		244		216		177		2,105		1,467

(1)	Gross quarterly ARPU is calculated by dividing gross cellular service revenues for the quarter, including (i) discounts, (ii) allocated content-provider costs; and (iii) interconnection income but excluding inbound roaming revenues for the quarter, by the average number of subscribers in the quarter.

(2)	Net quarterly ARPU is calculated by dividing gross cellular service revenues, net of (i) discounts,(ii) allocated content-provider costs; and (iii) interconnection income net of interconnection expense, by the average number of subscribers in the quarter.
Wireless Broadband, Satellite and Other Services
Our revenues from wireless broadband, satellite and other services consist mainly of rentals received for the lease of Mabuhay Satellite’s transponders, wireless broadband service revenues from SBI, charges for ACeS Philippines’ services and service revenues from the mobile virtual network operations of PLDT Global’s subsidiary. SBI offers a number of wireless broadband services and had 547,090 subscribers as at December 31, 2008.
Gross service revenues from these services for 2008 amounted to Php6,075 million, an increase of Php1,910 million, or 46%, from Php4,165 million in 2007 principally due to the growth in our wireless broadband business. This was partially offset by lower satellite transponder rental revenues owing to lower rental charges and a decrease in the number of transponders being leased out as well as by the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar from Php46.184 in 2007 to Php44.474 in 2008, which adversely affected our U.S. dollar and U.S. dollar-linked revenues.
Non-service Revenues
Our wireless non-service revenues consist of proceeds from sales of cellular handsets and cellular SIM-packs.
Our wireless non-service revenues decreased by Php541 million, or 19%, to Php2,259 million in 2008 as compared to Php2,800 million in 2007 primarily due to lower volumes of postpaid and prepaid handsets sold and lower average revenues per cellular handset and cellular SIM-pack, partly offset by a higher volume of cellular SIM-packs sold in 2008.
Expenses
Expenses associated with our wireless business in 2008 amounted to Php47,589 million, an increase of Php3,059 million, or 7%, from Php44,530 million in 2007. A significant portion of this increase was attributable to increases in provisions, compensation and employee benefits, repairs and maintenance, taxes and licenses, rent and asset impairment, partially offset by lower expenses related to depreciation and amortization, and cost of sales. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 50% in 2008 and 2007.

Cellular business expenses accounted for 90% of our wireless business expenses, while wireless broadband, satellite and other business expenses accounted for the remaining 10% of our wireless business expenses in 2008 compared with 91% and 9%, respectively, in 2007.
The following table summarizes our total wireless-related expenses for the years ended December 31, 2008 and 2007 and the percentage of each expense item to the total:

							Increase (Decrease)
	2008		%	2007		%	Amount		%
	(in millions)
Wireless Services:
Depreciation and amortization	Php	11,975	25	Php	12,202	27	Php	(227)	(2)
Rent		9,267	20		8,751	20		516	6
Compensation and employee benefits(1)		5,433	11		4,608	10		825	18
Cost of sales		4,236	9		4,446	10		(210)	(5)
Repairs and maintenance		4,230	9		3,634	8		596	16
Selling and promotions		3,781	8		3,803	9		(22)	(1)
Professional and other contracted services		2,529	5		2,369	5		160	7
Taxes and licenses		1,872	4		1,348	3		524	39
Communication, training and travel		1,091	2		1,083	3		8	1
Asset impairment		1,006	2		563	1		443	79
Provisions		897	2		—	—		897	100
Insurance and security services		722	2		783	2		(61)	(8)
Amortization of intangible assets		133	—		158	—		(25)	(16)
Other expenses		417	1		782	2		(365)	(47)

Total	Php	47,589	100	Php	44,530	100	Php	3,059	7

(1)	Includes salaries and employee benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.
Depreciation and amortization charges decreased by Php227 million, or 2%, to Php11,975 million in 2008 principally due to a decrease in our depreciable asset base consisting mainly of 2G networks, partly offset by increased depreciation on the growing asset base of 3G and broadband networks, and broadband customer-deployed equipment. Going forward, we expect our depreciation and amortization expenses to increase in line with our expected increase in capital expenditures in 2009, please see Note 8 — Property, Plant and Equipment to the accompanying audited consolidated financial statements in Item 18 for a detailed discussion.
Rent expenses increased by Php516 million, or 6%, to Php9,267 million on account of an increase in international and domestic circuits leased by Smart from PLDT, as well as higher site and office rental expenses. In 2008, we had 5,284 GSM cell sites and 8,477 base stations, compared with 5,001 GSM cell sites and 7,825 base stations in 2007.
Compensation and employee benefits expenses increased by Php825 million, or 18%, to Php5,433 million primarily due to a 3% growth in Smart’s headcount, merit-based increases and employee upgrades and promotions partly offset by lower LTIP costs due to a decrease in our share price. Smart and subsidiaries’ employee headcount increased by 185 to 5,548 in 2008 as compared with 5,363 in 2007. For further discussion of our LTIP, please see Note 23 — Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.
Cost of sales decreased by Php210 million, or 5%, to Php4,236 million primarily due to a lower average cost of cellular phonekits and SIM-packs, and a lower quantity of phonekits sold, partly offset by a higher quantity of SIM-packs and broadband data modems sold in 2008.
Repairs and maintenance expenses increased by Php596 million, or 16%, to Php4,230 million mainly due to an increase in network maintenance costs, as well as an increase in electricity consumption and fuel costs for power generation.
Selling and promotion expenses decreased by Php22 million, or 1%, to Php3,781 million primarily due to decreases in advertising, promotion and public relations expenses and printing cost of prepaid cards with the dominance of our e-Loading service, partly offset by higher commission expense.
Professional and other contracted services increased by Php160 million, or 7%, to Php2,529 million primarily due to higher consultancy and payment facility fees.

Taxes and licenses increased by Php524 million, or 39%, to Php1,872 million primarily due to network expansion, the imposition of new licenses and fees on telecommunications entities and non-creditable input tax.
Communication, training and travel expenses increased by Php8 million, or 1%, to Php1,091 million primarily due to higher mailing, fuel and communication expenses incurred in 2008.
Asset impairment increased by Php443 million, or 79%, to Php1,006 million mainly due to the impairment of intangible assets relating to technology and license costs for development activities covering an IP communications platform and GSM connectivity service for the commercial shipping sector, and impairment on investment in ACeS International Limited through ACeS Philippines. Such impairments were partially offset by lower provision for inventory obsolescence and doubtful accounts. For discussion on impairment on intangible assets, please see Note 11 — Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18.
Provisions of Php897 million pertained to provisions for assessments. Please see Note 25 — Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18 for further details.
Insurance and security services decreased by Php61 million, or 8%, to Php722 million primarily due to lower insurance and bond premiums.
Amortization of intangible assets decreased by Php25 million, or 16%, to Php133 million mainly due to intangible assets relating to customer list arising from Smart’s acquisition of SBI which was fully amortized by August 2007.
Other expenses decreased by Php365 million, or 47%, to Php417 million primarily due to lower various business and operational-related expenses.
Other Income (Expenses)
The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2008 and 2007:

					Change
	2008		2007		Amount		%
	(in millions)
Other Income (Expenses)
Interest income	Php	1,197	Php	1,186	Php	11	1
(Losses) gains on derivative transactions — net		(241)		278		(519)	(187)
Foreign exchange (losses) gains — net		(1,771)		2,649		(4,420)	(167)
Financing costs		(2,029)		(2,299)		270	12
Others		204		763		(559)	(73)

Total	Php	(2,640)	Php	2,577	Php	(5,217)	(202)

Our wireless business segment generated other expenses of Php2,640 million in 2008, a change of Php5,217 million, or 202%, from other income of Php2,577 million in 2007 primarily due to (i) the recognition in 2008 of net foreign exchange losses of Php1,771 million on account of a loss on revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso from Php41.411 as at December 31, 2007 to Php47.647 as at December 31, 2008 compared with a net foreign exchange gain of Php2,649 million in 2007; and (ii) a net loss on derivative transactions of Php241 million in 2008 relating to the loss in the mark-to-market valuation of forward contracts and embedded derivatives on service and purchase contracts in 2008 compared with a net gain on derivative transactions of Php278 million in 2007.
Provision for Income Tax
Provision for income tax increased by Php558 million, or 4%, to Php16,124 million in 2008 from Php15,566 million in 2007. In 2008, the effective tax rate for our wireless business was 35% as compared with 33% in 2007 mainly due to higher non-deductible expenses and derecognition of deferred income tax assets by ACeS Philippines in 2008. We currently expect that in 2009 our provision for income tax will be reduced due to the reduction in the regular corporate tax rate from 35% in 2008 to 30% in 2009.
Net Income
Our wireless business segment recorded a net income of Php29,499 million in 2008, a decrease of Php2,281 million, or 7%, from Php31,780 million recorded in 2007 on account of an increase in wireless-related expenses and higher provision for income tax, partially offset by an increase in wireless service revenues.

Fixed Line
Revenues
Revenues generated from our fixed line business in 2008 totaled Php49,686 million, an increase of Php854 million, or 2%, from Php48,832 million in 2007.
The following table summarizes total revenues from our fixed line business for the years ended December 31, 2008 and 2007, respectively, by service segment:

							Increase (Decrease)
	2008		%	2007		%	Amount		%
	(in millions)
Fixed Line Services:
Service Revenues
Local exchange	Php	15,923	32	Php	16,205	33	Php	(282)	(2)
International long distance		7,063	14		8,674	18		(1,611)	(19)
National long distance		6,207	13		6,338	13		(131)	(2)
Data and other network		18,607	37		15,921	32		2,686	17
Miscellaneous		1,466	3		1,413	3		53	4

		49,266	99		48,551	99		715	1

Non-Service Revenues:
Sale of computers		420	1		281	1		139	49

Total Fixed Line Revenues	Php	49,686	100	Php	48,832	100	Php	854	2

Service Revenues
Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php715 million, or 1%, to Php49,266 million in 2008 from Php48,551 million in 2007 primarily due to an increase in revenues from our data and other network services as a result of higher revenues contributed by our DSL and Diginet services, and miscellaneous services, partially offset by the decrease in revenues from our international long distance, local exchange and national long distance services.
Local Exchange Service
Our local exchange service revenues consist of: (i) flat monthly fees for our postpaid and fixed charges for our bundled voice and data services; (ii) amortization of installation charges and other one-time fees associated with the establishment of customer service; (iii) revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; and (iv) charges for special features, including bundled VAS such as call waiting, call forwarding, multi-party conference calling, speed calling and caller ID.
The following table summarizes key measures of our local exchange service business segment as at and for the years ended December 31, 2008 and 2007, respectively:

					Increase (Decrease)
	2008		2007		Amount		%

Total local exchange service revenues (in millions)	Php	15,923	Php	16,205	Php	(282)	(2)
Number of fixed line subscribers		1,782,356		1,724,702		57,654	3
Postpaid		1,533,687		1,479,647		54,040	4
Prepaid		248,669		245,055		3,614	1
Number of fixed line employees		7,813		8,080		(267)	(3)
Number of fixed line subscribers per employee		228		213		15	7
Revenues from our local exchange service decreased by Php282 million, or 2%, to Php15,923 million in 2008 from Php16,205 million in 2007 primarily owing to a decrease in average revenue per user on account of lower fixed charges due to bundling of services, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLDT Landline Plus, increase in demand for bundled voice and data services and higher service connection charges. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 32% in 2008 as compared with 33% in 2007.

In March 2007, PLDT launched PLDT Landline Plus, a postpaid fixed wireless service where subscribers to the service benefit from a text-capable home phone. The monthly service fee is at Php600 with 600 local minutes free and Php1,000 with 1,000 local minutes free for residential and business subscribers, respectively. In March 2008, we introduced the prepaid counterpart of PLDT Landline Plus. As at December 31, 2008, there were a total of 125,621 active PLDT Landline Plus subscribers, of which 61,604 and 64,017 were postpaid and prepaid subscribers, respectively.
International Long Distance Service
The following table shows information about our international fixed line long distance service business for the years ended December 31, 2008 and 2007, respectively:

					Decrease
	2008		2007		Amount		%

Total international long distance service revenues (in millions)	Php	7,063	Php	8,674	Php	(1,611)	(19)
Inbound		5,667		7,127		(1,460)	(20)
Outbound		1,396		1,547		(151)	(10)

International call volumes (in million minutes, except call ratio)		2,024		2,280		(256)	(11)
Inbound		1,786		2,007		(221)	(11)
Outbound		238		273		(35)	(13)
Inbound-outbound call ratio		7.5:1		7.4:1		—	—
Our total international long distance service revenues decreased by Php1,611 million, or 19%, to Php7,063 million in 2008 from Php8,674 million in 2007 primarily due to the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar in 2008, which adversely affected our U.S. dollar and U.S. dollar-linked revenues, a decrease in average settlement rate per minute for inbound calls and a decrease in inbound and outbound call volumes due to growth of cellular services and availability of alternative economical modes of communications, such as email, text messaging and lower international fixed line calling rates. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 14% in 2008 from 18% in 2007.
Our revenues from inbound international long distance service decreased by Php1,460 million, or 20%, to Php5,667 million from Php7,127 million in 2007 due to a decline in inbound traffic volume by 221 million minutes to 1,786 million minutes in 2008, coupled with a decrease in average settlement rate per minute due to the change in call mix with more traffic terminating to cellular operators where the net revenue retained by us is lower. The appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php44.474 in 2008 from Php46.184 in 2007 also contributed to the decrease in our inbound international long distance revenues in peso terms, since settlement charges for inbound calls are primarily billed in U.S. dollars.
Our revenues from outbound international long distance service decreased by Php151 million, or 10%, to Php1,396 million in 2008 from Php1,547 million in 2007 primarily due to a decline in outbound international call volumes and the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php44.474 in 2008 from Php46.184 in 2007, which adversely affected our U.S. dollar and U.S. dollar-linked revenues, resulting in a decrease in the average billing rates to Php43.95 in 2008 from Php46.79 in 2007 partially offset by an increase in average revenue per minute as a result of a higher average collection rate.
National Long Distance Service
The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2008 and 2007, respectively:

					Decrease
	2008		2007		Amount		%

Total national long distance service revenues (in millions)	Php	6,207	Php	6,338	Php	(131)	(2)
National long distance call volumes (in million minutes)		1,944		2,183		(239)	(11)
Our national long distance service revenues decreased by Php131 million, or 2%, to Php6,207 million in 2008 from Php6,338 million in 2007 primarily due to a decrease in call volumes, partially offset by an increase in average revenue per minute for our national long distance services due to ceasing certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues accounted for 13% in 2008 and 2007.

Data and Other Network Services
The following table shows information about our data and other network service revenues for the years ended December 31, 2008 and 2007:

					Increase (Decrease)
	2008		2007		Amount		%

Data and other network service revenues (in millions)	Php	18,607	Php	15,921	Php	2,686	17
Number of DSL broadband subscribers		432,583		264,291		168,292	64
Number of PLDT Vibe narrowband subscribers		101,411		230,995		(129,584)	(56)
In 2008, our data and other network services posted revenues of Php18,607 million, an increase of Php2,686 million, or 17%, from Php15,921 million in 2007 primarily due to increases in leased lines, IP-based and packet-based data services, particularly Diginet and DFON rental, and PLDT DSL, partially offset by a decrease in PLDT Vibe services subscribers. The percentage contribution of this service segment to our fixed line service revenues increased to 38% in 2008 from 33% in 2007.
IP-based products include PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband internet service is targeted for heavy individual internet users as well as for small and medium enterprises, while PLDT Vibe, PLDT’s dial-up/narrowband internet service, is targeted for light to medium residential or individual internet users. I-Gate, our dedicated leased line internet access service, on the other hand, is targeted at enterprises and VAS providers.
DSL contributed revenues of Php5,360 million in 2008, an increase of Php1,480 million, or 38%, from Php3,880 million in 2007 primarily due to an increase in the number of subscribers, which was partially offset by lower ARPU as a result of launching of lower-priced plans as part of promotions. DSL subscribers increased by 64% to 432,583 in 2008 compared with 264,291 subscribers in 2007.
PLDT Vibe revenues decreased by Php122 million, or 47%, to Php137 million in 2008 from Php259 million in 2007 primarily due to lower number of plan subscribers as well as the declining usage of our Vibe prepaid service. PLDT Vibe subscribers decreased by 56% to 101,411 in 2008 from 230,995 in 2007. The declining number of Vibe plans and regular monthly users for Vibe prepaid may be attributed to the migration from Vibe dial-up to DSL which is now priced more competitively.
The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional international and domestic data offerings — Fibernet, Arcstar, other Global Service Providers such as BT-infonet, Orange Business and Verizon; ISDN has been increasingly popular with corporate customers, especially the Primary Rate Interface type, I-Gate, Diginet, BRAINS, IP-VPN and Shops.work, among others — continue to provide us with a stable revenue source.
Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements. Diginet revenues decreased by Php75 million, or 1%, to Php7,216 million in 2008 as compared with Php7,291 million in 2007 mainly due to a decrease in Smart’s DFON rental to Php5,444 million in 2008 from Php5,565 million in 2007.
Miscellaneous
Miscellaneous service revenues are derived mostly from directory advertising, facilities management and rental fees. In 2008, these revenues increased by Php53 million, or 4%, to Php1,466 million from Php1,413 million in 2007 mainly due to an increase in facilities management fees and rental income owing to higher co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of the years 2008 and 2007.
Non-service Revenues
Non-service revenues increased by Php139 million, or 49%, to Php420 million in 2008 from Php281 million in 2007 primarily due to an increase in computer sales resulting from an increase in subscriptions for our DSL service that is bundled with computers.

Expenses
Expenses related to our fixed line business totaled Php35,733 million in 2008, a decrease of Php2,158 million, or 6%, as compared to Php37,891 million in 2007. This decrease was primarily due to lower depreciation and amortization, compensation and employee benefits, and provisions, which were partly offset by increases in asset impairment, rent, repairs and maintenance, professional and other contracted services and other expenses.
The following table sets forth the breakdown of our total fixed line-related expenses for the years ended December 31, 2008 and 2007, respectively, and the percentage of each expense item to the total:

							Increase (Decrease)
	2008		%	2007		%	Amount		%
	(in millions)
Fixed Line Services:
Depreciation and amortization	Php	11,901	33	Php	15,477	41	Php	(3,576)	(23)
Compensation and employee benefits(1)		9,093	25		10,411	27		(1,318)	(13)
Repairs and maintenance		4,634	13		3,772	10		862	23
Rent		2,492	7		1,799	5		693	39
Professional and other contracted services		2,143	6		1,727	5		416	24
Selling and promotions		1,715	5		1,552	4		163	11
Asset impairment		888	3		43	—		845	1,965
Taxes and licenses		769	2		877	2		(108)	(12)
Communication, training and travel		608	2		466	1		142	30
Insurance and security services		487	1		439	1		48	11
Cost of sales		356	1		300	1		56	19
Provisions		1	—		666	2		(665)	(100)
Other expenses		646	2		362	1		284	78

Total	Php	35,733	100	Php	37,891	100	Php	(2,158)	(6)

(1)	Includes salaries and employee benefits, incentive plan, pension and MRP costs.
Depreciation and amortization charges decreased by Php3,576 million, or 23%, to Php11,901 million in 2008 due to a lower depreciable asset base in 2008 as compared with 2007. Our NGN roll-out progressed at a significantly slower pace in 2008 and thereby resulted in a lower level of depreciation and amortization charges in 2008. We currently expect that the level of our amortization and depreciation charges in 2009 will continue to be impacted by the pace of NGN roll-out, which is influenced by the technical development in the telecommunications industry, the condition of our property and equipment and general economic conditions.
Compensation and employee benefits expenses decreased by Php1,318 million, or 13%, to Php9,093 million primarily due to a decrease in 2008 pension benefits as a result of an increase in average discount rates used in actuarial valuation of defined benefit pension plans and lower LTIP costs resulting from a decrease in our share price. For further discussion on our LTIP and pension benefits, please see Note 23 — Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.
Repairs and maintenance expenses increased by Php862 million, or 23%, to Php4,634 million primarily due to higher maintenance costs of IT software and hardware and foreign cable and wire facilities as more operating and maintenance-related restorations were incurred in 2008 as compared with 2007.
Rent expenses increased by Php693 million, or 39%, to Php2,492 million due to the increase in international leased circuit charges and pole rental charges, partially offset by a decrease in transponder lease rentals.
Professional and other contracted services increased by Php416 million, or 24%, to Php2,143 million primarily due to higher contracted fees for technical and advisory services.
Selling and promotion expenses increased by Php163 million, or 11%, to Php1,715 million primarily due to higher marketing expenses as a result of major advertising campaigns launched on askPLDT and PLDT Landline Plus in 2008 as well as an increase in commission expenses.

Asset impairment increased by Php845 million to Php888 million mainly due to the net reversal of provision for doubtful accounts in 2007 and an increase in inventory obsolescence in 2008.
Taxes and licenses decreased by Php108 million, or 12%, to Php769 million as a result of higher business-related taxes paid in 2007.
Communication, training and travel expenses increased by Php142 million, or 30%, to Php608 million due to the increase in subscriber-related mailing, courier and delivery charges, and local travel, partially offset by a net decrease in foreign and local training expenses.
Insurance and security services increased by Php48 million, or 11%, to Php487 million primarily due to higher security expense, insurance and bond premiums.
Cost of sales increased by Php56 million, or 19%, to Php356 million due to higher computer-bundled sales in relation to our DSL promotion and WeRoam subscriptions.
Provisions decreased by Php665 million, or 100%, to Php1 million primarily due to lower provisions for assessments in 2008. Please see Note 25 — Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18 for further details.
Other expenses increased by Php284 million, or 78%, to Php646 million due to higher various business and operational-related expenses.
Other Income (Expenses)
The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the years ended December 31, 2008 and 2007:

					Change
	2008		2007		Amount		%
	(in millions)
Other Income (Expenses)
Gains (losses) on derivative transactions — net	Php	3,444	Php	(3,335)	Php	6,779	203
Interest income		448		296		152	51
Financing costs		(3,903)		(4,657)		754	16
Foreign exchange (losses) gains — net		(4,513)		5,479		(9,992)	(182)
Others		1,351		2,153		(802)	(37)

	Php	(3,173)	Php	(64)	Php	3,109	4,858

Our fixed line business segment generated other expenses of Php3,173 million in 2008, a change of Php3,109 million from other income of Php64 million in 2007. This change was primarily due to a net foreign exchange loss of Php4,513 million on account of a loss on revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso in from Php41.411 as at December 31, 2007 to Php47.647 as at December 31, 2008 compared to a net foreign exchange gain of Php5,479 million in 2007 partially offset by a gain on derivative transactions of Php3,444 million in 2008 relating to the gain in the mark-to-market valuation of various financial instruments compared with a loss on derivative transactions of Php3,335 million in 2007 and a decrease in financing costs due to a lower debt level of PLDT.
Provision for (Benefit from) Income Tax
Provision for income tax decreased by Php310 million, or 9%, to Php3,048 million in 2008 from Php3,358 million in 2007 primarily due to lower taxable income as a result of the utilization of a prior year net operating loss carryover.
Net Income
In 2008, our fixed line business segment contributed a net income of Php7,732 million, an increase of Php213 million, or 3%, as compared to Php7,519 million in 2007 mainly as a result of an increase in service revenues by Php715 million, lower fixed line-related expenses, and lower provision for income tax.

Information and Communications Technology
Revenues
Our ICT business provides knowledge processing solutions, customer interaction solutions, internet and online gaming, and data center services.
In 2008, our ICT business generated revenues of Php10,983 million, an increase of Php661 million, or 6%, from Php10,322 million in 2007. This increase was primarily due to the continued growth of our data center and customer interaction solutions, as well as the steady revenue contribution of our knowledge processing solutions and internet and online gaming businesses.
The following table summarizes our total revenues from our information and communications technology business for the years ended December 31, 2008 and 2007 by service segment:

							Increase
	2008		%	2007		%	Amount		%
	(in millions)

Service Revenues:
Knowledge processing solutions	Php	5,272	48	Php	5,261	51	Php	11	—
Customer interaction solutions		3,402	31		3,262	32		140	4
Internet and online gaming		976	9		937	9		39	4
Vitro™ data center		767	7		595	6		172	29

		10,417	95		10,055	98		362	4
Non-Service Revenues:
Point-product-sales		566	5		267	2		299	112

Total ICT Revenues	Php	10,983	100	Php	10,322	100	Php	661	6

Service Revenues
Service revenues generated by our ICT business segment amounted to Php10,417 million in 2008, an increase of Php362 million, or 4%, as compared with Php10,055 million in 2007 primarily as a result of the continued growth of our knowledge processing solutions business and our customer interaction solutions business complemented by an increase in co-location revenues and disaster recovery revenues from our data center business. As a percentage of our total ICT revenues, service revenues decreased to 95% in 2008 from 98% in 2007.
Knowledge Processing Solutions
We provide our knowledge processing solutions primarily through the SPi Group. Knowledge processing solutions contributed revenues of Php5,272 million in 2008, an increase of Php11 million from Php5,261 million in 2007 primarily as a result of the revenues contributed by SPi’s litigation and healthcare services. Knowledge processing solutions accounted for 51% and 52% of total service revenues of our ICT business in 2008 and 2007, respectively.
Customer Interaction Solutions
We provide our customer interaction solutions primarily through ePLDT Ventus. Revenues relating to our customer interaction solutions business increased by Php140 million, or 4%, to Php3,402 million in 2008 from Php3,262 million in 2007 primarily due to the expansion of our customer interaction solution facilities. In total, we own and operate approximately 6,580 seats with 5,800 customer service representatives, or CSRs, in 2008 compared with approximately 6,400 seats with 5,930 CSRs in 2007. In each of the years 2008 and 2007, we had seven customer interaction solution sites. Customer interaction solutions revenues accounted for 33% and 32% of total service revenues of our ICT business in 2008 and 2007, respectively.
Internet and Online Gaming
Revenues from our internet and online gaming businesses increased by Php39 million, or 4%, to Php976 million in 2008 from Php937 million in 2007 primarily due to the increase in Infocom’s revenues from handling PLDT’s DSL-related nationwide technical helpdesk operations. Our internet and online gaming business revenues accounted for 9% of total service revenues of our ICT business in each of the years 2008 and 2007.

Data Center
ePLDT operates an internet data center under the brand name Vitro™ which provides co-location or rental services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewalls and managed firewalls.
In 2008, our data center contributed revenues of Php767 million, an increase of Php172 million, or 29%, from Php595 million in 2007 primarily due to an increase in co-location or rental revenues and server hosting. Our data center revenues accounted for 7% and 6% of service revenues of our ICT business in 2008 and 2007, respectively.
Non-service Revenues
Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In 2008, non-service revenues generated by our ICT business increased by Php299 million, or 112%, to Php566 million as compared with Php267 million in 2007 primarily due to higher revenues from sales of hardware and software licenses.
Expenses
Expenses associated with our ICT business totaled Php13,267 million in 2008, an increase of Php2,262 million, or 21%, from Php11,005 million in 2007 primarily due to increases in asset impairment, compensation and employee benefits, cost of sales and repairs and maintenance, partially offset by lower professional and other contracted services, and depreciation and amortization. As a percentage of our ICT total revenues, expenses related to our ICT business were 121% and 107% in 2008 and 2007, respectively.
The following table shows the breakdown of our total information and communications technology-related expenses for the years ended December 31, 2008 and 2007, respectively, and the percentage of each expense item to the total:

							Increase (Decrease)
	2008		%	2007		%	Amount		%
	(in millions)

ICT Services:
Compensation and employee benefits(1)	Php	6,131	46	Php	5,455	50	Php	676	12
Asset impairment		2,286	17		711	6		1,575	222
Depreciation and amortization		833	6		934	8		(101)	(11)
Professional and other contracted services		747	6		1,129	10		(382)	(34)
Rent		665	5		620	6		45	7
Cost of sales		660	5		381	3		279	73
Repairs and maintenance		573	4		504	5		69	14
Communication, training and travel		573	4		523	5		50	10
Amortization of intangible assets		244	2		232	2		12	5
Selling and promotions		203	2		194	2		9	5
Taxes and licenses		98	1		94	1		4	4
Insurance and security services		61	—		49	—		12	24
Other expenses		193	2		179	2		14	8

Total	Php	13,267	100	Php	11,005	100	Php	2,262	21

(1)	Includes salaries and employee benefits, incentive plan, pension and MRP costs.
Compensation and employee benefits increased by Php676 million, or 12%, to Php6,131 million mainly due to higher accrued bonuses and employees’ basic pay increase as a result of salary rate adjustments. This increase was partially offset by a decrease in ePLDT and subsidiaries’ employee headcount by 271, or 2%, to 16,489 in 2008 as compared with 16,760 in 2007.
Asset impairment increased by Php1,575 million, or 222%, to Php2,286 million primarily due to ePLDT’s provision for impairment on goodwill and other intangibles on account of its investment in SPi and Level Up! and the acquisition of shares from minority stockholders of Airborne Access and the acquisition of Digital Paradise. Please see Note 11 — Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18 for a detailed discussion.

Depreciation and amortization charges decreased by Php101 million, or 11%, to Php833 million primarily due to a decrease in the depreciable asset base of our customer interaction solutions business due to lower capital expenditures in 2008 as compared with 2007.
Professional and other contracted services decreased by Php382 million, or 34%, to Php747 million primarily due to lower consultancy fees and subcontracted services incurred by the SPi Group related to its knowledge processing solutions businesses.
Rent expenses increased by Php45 million, or 7%, to Php665 million primarily due to higher office space rentals and leased circuits incurred by our customer interaction solutions business.
Cost of sales increased by Php279 million, or 73%, to Php660 million primarily due to higher sales of software licenses and hardware products.
Repairs and maintenance expenses increased by Php69 million, or 14%, to Php573 million primarily due to higher maintenance costs for new customer interaction solution facilities.
Communication, training and travel expenses increased by Php50 million, or 10%, to Php573 million primarily due to increased bandwidth and information system charges, combined with an increase in local and foreign travel costs incurred by our customer interaction solutions and knowledge processing solution businesses.
Amortization of intangible assets increased by Php12 million, or 5%, to Php244 million due to the revaluation of dollar denominated intangible assets in relation to the acquisition of Springfield by SPi in April 2007 owing to the depreciation of the Philippine peso from Php41.411 as at December 31, 2007 to Php47.647 as at December 31, 2008. Please see Note 11 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18 for further discussion.
Selling and promotion expenses increased by Php9 million, or 5%, to Php203 million mainly due to the SPi Group’s higher advertising and marketing expenses.
Taxes and licenses increased by Php4 million, or 4%, to Php98 million primarily due to higher business-related taxes.
Insurance and security services increased by Php12 million, or 24%, to Php61 million primarily due to higher premium costs and an increase in the value of assets insured.
Other expenses increased by Php14 million, or 8%, to Php193 million mainly due to higher business-related costs, such as office supplies.
Other Income (Expenses)
The following table summarizes the breakdown of our total ICT-related other income (expenses) for the years ended December 31, 2008 and 2007:

					Change
	2008		2007		Amount		%
	(in millions)
Other Income (Expenses)
Foreign exchange gains (losses) — net	Php	93	Php	(138)	Php	231	167
Interest income		22		21		1	5
(Loss) gains on derivative transactions — net		(59)		138		(197)	(143)
Financing costs		(172)		(132)		(40)	(30)
Others		115		583		(468)	(80)

Total	Php	(1)	Php	472	Php	(473)	(100)

Our ICT business segment generated other expenses of Php1 million in 2008, compared with other income of Php472 million in 2007 primarily due to the recognition of cumulative dividends and interest on ePLDT’s investment in convertible securities of Stradcom International Holdings, Inc., or SIHI, in 2007 and a loss in 2008 in the mark-to-market valuation recognized by our customer interaction solutions and knowledge processing solutions businesses on forward foreign exchange contracts partially offset by gain on revaluation of net foreign currency-denominated assets due to the depreciation of the Philippine peso in 2008.
Benefit from Income Tax
Benefit from income tax decreased by Php18 million, or 15%, to Php99 million in 2008 primarily due to the corresponding deferred tax effect of the amortization of intangible assets.
Net Loss
In 2008, our ICT business segment registered a net loss of Php2,186 million as compared with Php94 million in 2007 mainly as a result of the 21% increase in ICT-related expenses which more than offset the 6% increase in total revenues generated by our ICT business in 2008, and lower benefit from income tax in 2008 as compared with 2007.
2007 Compared to 2006
On a Consolidated Basis
Revenues
Our revenues for 2007 increased by Php11,196 million, or 9%, to Php138,704 million from Php127,508 million in 2006. This increase was primarily due to an increase in our service revenues primarily resulting from the continued growth of our wireless business and an increase in our ICT revenues largely due to the effects of the full-year consolidation of the financial results of SPi, CyMed and Level Up!, the acquisition of Springfield and the continued increase in our customer interaction solutions revenues, which was partially offset by a continued decrease in our fixed line revenues.
The following table shows the breakdown of our total revenues for the years ended December 31, 2007 and 2006 by business segment:

							Change
	2007		%	2006		%	Amount		%
	(in millions)
Wireless	Php	89,299	64	Php	80,405	63	Php	8,894	11
Fixed line		48,832	35		49,255	39		(423)	(1)
Information and communications technology		10,322	8		6,890	5		3,432	50
Inter-segment transactions		(9,749)	(7)		(9,042)	(7)		(707)	8

Total	Php	138,704	100	Php	127,508	100	Php	11,196	9

Expenses
Our expenses in 2007 increased by Php1,584 million, or 2%, to Php83,587 million from Php82,003 million in 2006. This increase was primarily due to an increase in compensation and employee benefits, professional and other contracted services, selling and promotions expense, and provisions partially offset by lower depreciation and amortization, and asset impairment. As a percentage of our total revenues, total expenses decreased to 60% in 2007 from 64% in 2006.
The following table shows the breakdown of our total expenses for the years ended December 31, 2007 and 2006 by business segment:

							Change
	2007		%	2006		%	Amount		%
	(in millions)
Wireless	Php	44,530	53	Php	42,821	52	Php	1,709	4
Fixed line		37,891	45		41,149	50		(3,258)	(8)
Information and communications technology		11,005	13		7,175	9		3,830	53
Inter-segment transactions		(9,839)	(11)		(9,142)	(11)		(697)	(8)

Total	Php	83,587	100	Php	82,003	100	Php	1,584	2

Other Income (Expenses)
Other income increased by Php10,220 million, or 141%, to Php2,964 million in 2007 from other expense of Php7,256 million in 2006 primarily due to an increase in foreign exchange gains, primarily due to the effect of foreign exchange revaluation as a result of the appreciation of the Philippine peso against the U.S. dollar from Php49.045 as at December 31, 2006 to Php41.411 as at December 31, 2007, which was partially offset by a decrease in our other income primarily resulting from a recognition in 2006 in our fixed line business of a net reversal of provision for onerous contract related to the ATPA with AIL.
The following table shows the breakdown of our total other income (expenses) for the years ended December 31, 2007 and 2006 by business segment:

							Change
	2007		%	2006		%	Amount		%
	(in millions)
Wireless	Php	2,577	87	Php	(1,113)	15	Php	3,690	332
Fixed line		(64)	(2)		(5,979)	82		5,915	(99)
Information and communications technology		472	16		(64)	1		536	838
Inter-segment transactions		(21)	(1)		(100)	2		79	79

Total	Php	2,964	100	Php	(7,256)	100	Php	10,220	141

Provision for Income Tax
Provision for income tax increased by Php13,139 million, or 232%, to Php18,807 million in 2007 compared with Php5,668 million in 2006 mainly due to a higher taxable income partly as a result of lower accelerated depreciation recognized in 2007, and the reversal in 2006 of a valuation allowance of deferred tax assets in relation to the likelihood that Piltel would be able to realize the future benefits on these assets in 2006.
Net Income
As a result, our net income in 2007 was Php39,274 million, an increase of Php6,693 million, or 21%, compared to Php32,581 million in 2006 mainly due to the increase in revenues and higher other income partially offset by higher provision for income tax. The following table shows the breakdown of our consolidated net income for the years ended December 31, 2007 and 2006 by business segment:

							Change
	2007		%	2006		%	Amount		%
	(in millions)
Wireless	Php	31,780	81	Php	30,127	92	Php	1,653	5
Fixed line		7,519	19		2,766	9		4,753	172
Information and communications technology		(94)	—		(312)	(1)		218	(70)
Inter-segment transactions		69	—		—	—		69	100

Total	Php	39,274	100	Php	32,581	100	Php	6,693	21

On Business Segment Basis
Wireless
Revenues
Our wireless business segment offers cellular services as well as wireless broadband, satellite and other services.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2007 and 2006 by service segment:

							Increase
	2007		%	2006		%	Amount		%
	(in millions)
Wireless Services:
Service Revenues
Cellular	Php	82,334	92	Php	75,617	94	Php	6,717	9
Wireless broadband, satellite and others		4,165	5		2,778	3		1,387	50

		86,499	97		78,395	97		8,104	10
Non-Service Revenues:
Sale of cellular handsets and SIM-packs		2,800	3		2,010	3		790	39

Total Wireless Revenues	Php	89,299	100	Php	80,405	100	Php	8,894	11

Service Revenues
Our wireless service revenues increased by Php8,104 million, or 10%, to Php86,499 million in 2007 compared to Php78,395 million in 2006, mainly as a result of the continued growth in the cellular and wireless broadband subscriber base, an increase in inbound international traffic and inbound roaming revenues, partially offset by an increase in interconnection costs and the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar in 2007 on our dollar-linked revenues. As a percentage of our total wireless revenues, service revenues contributed 97% in each of years 2007 and 2006.
Cellular Service
Our cellular service revenues in 2007 amounted to Php82,334 million, an increase of Php6,717 million, or 9%, from Php75,617 million in 2006. This increase was primarily due to the continued growth of Smart’s and Piltel’s subscriber bases. Cellular service revenues accounted for 95% of our wireless service revenues in 2007 as compared to 96% in 2006.
The following table summarizes the key measures of our cellular business as at and for the years ended December 31, 2007 and 2006:

					Increase
	2007		2006		Amount		%
	(in millions)

Cellular service revenues	Php	82,334	Php	75,617	Php	6,717	9

By service type		80,197		73,905		6,292	9
Prepaid		74,284		68,846		5,438	8
Postpaid		5,913		5,059		854	17

By component		80,197		73,905		6,292	9
Voice		36,105		35,233		872	2
Data		44,092		38,672		5,420	14

Others(1)		2,137		1,712		425	25

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and a small number of leased line contracts, revenues from Wolfpac and other Smart subsidiaries and revenue share in PLDT’s WeRoam and PLDT Landline Plus services.

			Increase
	2007	2006	Amount	%

Cellular subscriber base	30,041,030	24,175,384	5,865,646	24
Prepaid	29,699,150	23,856,821	5,842,329	24
Smart	19,997,324	16,882,442	3,114,882	18
Piltel	9,701,826	6,974,379	2,727,447	39
Postpaid	341,880	318,563	23,317	7

Systemwide traffic volumes (in millions)
Calls (in minutes)	6,355	5,667	688	12
Domestic — outbound	3,799	3,437	362	11
International	2,556	2,230	326	15
Inbound	2,355	2,065	290	14
Outbound	201	165	36	22

SMS count	227,028	238,362	(11,334)	(5)
Text messages	225,083	235,957	(10,874)	(5)
Domestic	224,818	235,734	(10,916)	(5)
Bucket-Priced	199,326	203,669	(4,343)	(2)
Standard	25,492	32,065	(6,573)	(20)
International	265	223	42	19
Value-Added Services	1,903	2,370	(467)	(20)
Financial Services	42	35	7	20
Revenues attributable to our cellular prepaid service amounted to Php74,284 million in 2007, an 8% increase over the Php68,846 million earned in 2006. Prepaid service revenues in each of years 2007 and 2006 accounted for 93% of voice and data revenues. Revenues attributable to Smart’s postpaid service amounted to Php5,913 million in 2007, a 17% increase over the Php5,059 million earned in 2006, and accounted for 7% of voice and data revenues in each of years 2007 and 2006.
Voice Services
Cellular revenues from voice services, which include all voice traffic and voice VAS such as voice mail and international roaming, increased by Php872 million, or 2%, to Php36,105 million in 2007 from Php35,233 million in 2006 primarily due to an increase in domestic voice, international long distance and voice roaming revenues, and domestic and international inbound revenues partially offset by the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar in 2007 on our dollar-linked revenues. The increase in domestic and international outbound and inbound revenues may be attributed to increased traffic mainly on account of subscriber growth. Cellular voice services accounted for 44% of cellular service revenues in 2007 as compared to 47% in 2006.
Domestic outbound and international inbound and outbound calls totaled 6,355 million minutes in 2007, an increase of 688 million, or 12%, from 5,667 million minutes in 2006. International inbound and outbound calls totaled 2,556 million minutes in 2007, an increase of 326 million, or 15%, as compared with 2,230 million minutes in 2006, mainly due to an increase in our subscriber base and strategic arrangements with telecommunications service providers in jurisdictions with a significant number of overseas Filipino workers.
Data Services
Cellular revenues from data services, which include all text messaging-related services as well as VAS, increased by Php5,420 million, or 14%, to Php44,092 million in 2007 from Php38,672 million in 2006. Cellular data services accounted for 54% of cellular service revenues in 2007 as compared to 51% in 2006.

The following table shows the breakdown of our cellular data revenues for the years ended December 31, 2007 and 2006:

					Increase (Decrease)
	2007		2006		Amount		%
	(in millions)
Text messaging
Domestic	Php	39,430	Php	32,763	Php	6,667	20
Bucket-Priced		20,141		11,054		9,087	82
Standard		19,289		21,709		(2,420)	(11)
International		1,835		1,886		(51)	(3)

		41,265		34,649		6,616	19

Value-added services
Standard(1)		1,802		2,809		(1,007)	(36)
Rich Media(2)		352		287		65	23
Pasa Load		594		854		(260)	(30)

		2,748		3,950		(1,202)	(30)

Financial services
Smart Money		75		68		7	10
Mobile Banking		4		5		(1)	(20)

		79		73		6	8

Total	Php	44,092	Php	38,672	Php	5,420	14

Text messaging-related services contributed revenues of Php41,265 million in 2007, an increase of Php6,616 million, or 19%, compared to Php34,649 million in 2006, and accounted for 94% and 90 % of the total cellular data revenues in 2007 and 2006, respectively. The increase in revenues from text messaging-related services resulted mainly from Smart’s various bucket-priced text promotional offerings which more than offset the decline in our standard texting services. Text messaging revenues from the various bucket plans totaled Php20,141 million in 2007, an increase of Php9,087 million, or 82%, compared to Php11,054 million in 2006. On the other hand, standard text messaging revenues declined by Php2,420 million, or 11%, to Php19,289 million in 2007 compared to Php21,709 million in 2006.
Standard text messages totaled 25,492 million in 2007, a decrease of 6,573 million, or 20%, from 32,065 million in 2006 mainly due to a shift to bucket-priced text services. Bucket-priced text messages in 2007 totaled 199,326 million, a decrease of 4,343 million, or 2%, as compared to 203,669 million in 2006 mainly on account of the introduction in late 2006 of low-denomination text packages with a fixed number of SMS including off-network messages. While these promotional text offerings resulted in reduced traffic for Smart 258 Unlimited Text service, the yield per SMS improved significantly resulting in increased text revenues.
VAS, which contributed revenues of Php2,748 million in 2007, decreased by Php1,202 million, or 30%, from Php3,950 million in 2006 primarily due to lower usage of standard services and Pasa Load owing to the introduction of low-denomination top-ups, partially offset by higher usage of rich media services in 2007 as compared to 2006.
Subscriber Base, ARPU and Churn Rates
In 2007, Smart and Piltel cellular subscribers totaled 30,041,030, an increase of 5,865,646, or 24%, over their combined cellular subscriber base of 24,175,384 in 2006. Prepaid subscribers accounted for 99% of our total subscriber base in 2007 and 2006. Our cellular prepaid subscriber base grew by 24% to 29,699,150 in 2007 from 23,856,821 in 2006, while our postpaid subscriber base increased by 7% to 341,880 in 2007 from 318,563 in 2006. Prepaid and postpaid subscribers reflected net subscriber activations of 5,842,329 and 23,317, respectively, in 2007.

Our net subscriber activations for the years ended December 31, 2007 and 2006 were as follows:

			Increase (Decrease)
	2007	2006	Amount	%

Prepaid	5,842,329	3,728,278	2,114,051	57
Smart	3,114,882	1,738,324	1,376,558	79
Piltel	2,727,447	1,989,954	737,493	37

Postpaid	23,317	38,485	(15,168)	(39)

Total	5,865,646	3,766,763	2,098,883	56

Our quarterly net subscriber activations over the eight quarters in 2007 and 2006 are as follows:

	2007				2006
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Prepaid	1,301,154	1,615,246	1,148,283	1,777,646	486,009	1,553,570	450,553	1,238,146
Smart	880,281	1,050,678	763,257	420,666	111,987	851,326	131,486	643,525
Piltel	420,873	564,568	385,026	1,356,980	374,022	702,244	319,067	594,621

Postpaid	6,921	7,403	5,704	3,289	5,001	11,955	13,722	7,807

Total	1,308,075	1,622,649	1,153,987	1,780,935	491,010	1,565,525	464,275	1,245,953

For Smart prepaid, the average monthly churn rate for 2007 and 2006 were 3.5% and 3.1%, respectively, while the average monthly churn rate for Piltel subscribers in 2007 and 2006 were 3.5% and 3.3%, respectively.
The average monthly churn rate for Smart’s postpaid subscribers for 2007 was 1.3% compared to 1.2% in 2006. Smart’s policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.
The following table summarizes our cellular average monthly ARPUs for the years ended December 31, 2007 and 2006:

	Gross(1)				Increase (Decrease)			Net(2)				Increase (Decrease)
	2007		2006		Amount		%	2007		2006		Amount		%

Prepaid
Smart	Php	312	Php	339	Php	(27)	(8)	Php	254	Php	289	Php	(35)	(12)
Piltel		221		226		(5)	(2)		184		194		(10)	(5)
Prepaid — Blended(3)		285		308		(23)	(7)		233		263		(30)	(11)
Postpaid — Smart		2,091		1,904		187	10		1,485		1,407		78	6
Prepaid and Postpaid Blended(4)		307		330		(23)	(7)		248		278		(30)	(11)

(1)	Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, including (i) discounts, (ii) allocated content-provider costs; and (iii) interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)	Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, net of (i) discounts,(ii) allocated content-provider costs; and (iii) interconnection income net of interconnection expense, by the average number of subscribers in the month.

(3)	The average monthly ARPU of Smart and Piltel.

(4)	The average monthly ARPU of prepaid and postpaid subscribers of Smart and prepaid subscribers of Piltel.
Prepaid service revenues consist mainly of charges for subscribers’ actual usage of their loads. Prepaid blended gross average monthly in 2007 was Php285, a decrease of 7%, compared to Php308 in 2006. This decrease was primarily due to a decline in the average outbound domestic and international voice revenue per subscriber as well as the average VAS and inbound revenue per subscriber in 2007 compared to 2006, which was partly offset by an increase in the average text messaging revenue per subscriber. On a net basis, prepaid blended average monthly ARPU in 2007 was Php233, a decrease of 11%, compared to Php263 in 2006.

Gross average monthly ARPU for postpaid subscribers increased by 10% to Php2,091 while net average monthly ARPU for postpaid subscribers increased by 6% to Php1,485 in 2007 as compared to Php1,904 and Php1,407 in 2006, respectively. Prepaid and postpaid gross average monthly blended ARPU was Php307 in 2007, a decrease of 7%, compared to Php330 in 2006. Net average monthly blended ARPU decreased by 11% to Php248 in 2007 as compared to Php278 in 2006.
Our average quarterly prepaid and postpaid ARPUs for the years ended December 31, 2007 and 2006 were as follows:

	Prepaid								Postpaid
	Smart				Piltel				Smart
	Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)

2007
First Quarter	Php	323	Php	267	Php	228	Php	187	Php	2,045	Php	1,483
Second Quarter		324		265		233		198		2,141		1,526
Third Quarter		293		239		206		173		2,073		1,464
Fourth Quarter		307		244		216		177		2,105		1,467

2006
First Quarter	Php	356	Php	294	Php	245	Php	207	Php	1,867	Php	1,386
Second Quarter		344		294		234		202		1,920		1,414
Third Quarter		323		280		213		184		1,891		1,403
Fourth Quarter		332		286		213		184		1,939		1,425

(1)	Gross quarterly ARPU is calculated by dividing gross cellular service revenues for the quarter, including (i) discounts, (ii) allocated content-provider costs; and (iii) interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the quarter.

(2)	Net quarterly ARPU is calculated by dividing gross cellular service revenues for the quarter, net of (i) discounts, (ii) allocated content-provider costs; and (iii) interconnection income net of interconnection expense, by the average number of subscribers in the quarter.
Wireless Broadband, Satellite and Other Services
Our revenues from wireless broadband, satellite and other services consist mainly of rentals received for the lease of Mabuhay Satellite’s transponders, wireless broadband service revenues from SBI, charges for ACeS Philippines’ services and service revenues from the mobile virtual network operations of PLDT Global’s subsidiary. SBI offers a number of wireless broadband services and had 301,738 subscribers as at December 31, 2007.
Gross service revenues from these services for 2007 amounted to Php4,165 million, an increase of Php1,387 million, or 50%, from Php2,778 million in 2006. This increase was primarily due to the growth in our wireless broadband business resulting primarily from a continued growth in our wireless broadband subscriber base.
Non-service Revenues
Our wireless non-service revenues consist of proceeds from sales of cellular handsets and cellular SIM-packs.
Our wireless non-service revenues increased by Php790 million, or 39%, to Php2,800 million in 2007 as compared to Php2,010 million in 2006 primarily due to lower volumes of postpaid and prepaid handsets sold and lower average revenues per cellular handset and cellular SIM-pack, partly offset by a higher volume of cellular SIM-packs sold in 2007.
Expenses
Expenses associated with our wireless business in 2007 amounted to Php44,530 million, an increase of Php1,709 million, or 4%, from Php42,821 million in 2006. A significant portion of this increase was attributable to higher depreciation and amortization, selling and promotions expenses, rent, and professional and other contracted services, partially offset by lower asset impairment expense, compensation and employee benefits and cost of sales. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 50% and 53% in 2007 and 2006, respectively.
Cellular business expenses accounted for 93% of our wireless business expenses, while wireless broadband, satellite and other business expenses accounted for 7% of our wireless business expenses in 2007, compared with 89% and 11% in 2006, respectively.

The following table summarizes our wireless-related expenses for the years ended December 31, 2007 and 2006 and the percentage of each expense item to the total:

							Increase (Decrease)
	2007		%	2006		%	Amount		%
	(in millions)

Wireless Services:
Depreciation and amortization	Php	12,202	27	Php	10,752	25	Php	1,450	13
Rent		8,751	20		7,887	19		864	11
Compensation and employee benefits(1)		4,608	10		5,041	12		(433)	(9)
Cost of sales		4,446	10		4,888	11		(442)	(9)
Selling and promotions		3,803	9		3,012	7		791	26
Repairs and maintenance		3,634	8		3,646	9		(12)	—
Professional and other contracted services		2,369	5		1,779	4		590	33
Taxes and licenses		1,348	3		1,018	2		330	32
Communication, training and travel		1,083	3		891	2		192	22
Insurance and security services		783	2		797	2		(14)	(2)
Asset Impairment		563	1		2,220	5		(1,657)	(75)
Amortization of intangible assets		158	—		312	1		(154)	(49)
Other expenses		782	2		578	1		204	35

Total	Php	44,530	100	Php	42,821	100	Php	1,709	4

(1)	Includes salaries and employee benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.
Depreciation and amortization charges increased by Php1,450 million, or 13%, to Php12,202 million in 2007 principally due to an increase in our depreciable asset base comprising mainly of transmission facilities, 2G, 3G and broadband networks, and broadband customer-deployed equipment.
Rent expenses increased by Php864 million, or 11%, to Php8,751 million on account of an increase in DFON facilities and transmission circuits leased by Smart from PLDT, as well as higher site rental expenses. In 2007, we had 5,001 GSM cell sites and 7,825 base stations, compared with 4,377 GSM cell sites and 6,099 base stations in 2006.
Compensation and employee benefits expenses decreased by Php433 million, or 9%, to Php4,608 million primarily due to lower accrued LTIP costs as a result of the early vesting of the LTIP in 2006 partly offset by higher accrued bonuses and employees’ basic pay increase of Smart. Smart and subsidiaries’ employee headcount increased by 57 to 5,363 in 2007 as compared to 5,306 in 2006. For further discussion on our LTIP, please see Note 23 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.
Cost of sales decreased by Php442 million, or 9%, to Php4,446 million due to lower average cost of cellular handsets and SIM-packs and lower quantities of phonekits sold.
Selling and promotion expenses increased by Php791 million, or 26%, to Php3,803 million due to higher advertising, merchandising and commission expenses, partly offset by a decrease in printing costs of prepaid cards with the prevalence of our e-Loading service.
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
Communication, training and travel expenses increased by Php192 million, or 22%, to Php1,083 million mainly due to higher mailing and courier charges, travel and training expenses.

Insurance and security services decreased by Php14 million, or 2%, to Php783 million primarily due to the decrease in site security expenses and lower charges on insurance contracts.
Asset impairment decreased by Php1,657 million, or 75%, to Php563 million due to the asset impairment charge recognized in 2006 in relation to the reduction in value of Mabuhay Satellite’s Agila 2 satellite due to its difficulty in generating cash flows, given that the satellite was nearing its end-of-life (see Note 8 – Property, Plant and Equipment to the accompanying audited consolidated financial statements in Item 18), and other events affecting its business and lower level of impairment charge for subscriber accounts receivables.
Amortization of intangible assets decreased by Php154 million, or 49%, to Php158 million mainly due to the full amortization of intangible assets relating to technology application and customer list arising from the acquisition of Wolfpac and SBI in November 2006 and August 2007, respectively.
Other expenses increased by Php204 million, or 35%, to Php782 million primarily due to higher various business and operational-related expenses.
Other Income (Expenses)
The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2007 and 2006:

					Increase (Decrease)
	2007		2006		Amount		%
	(in millions)
Other Income (Expenses)
Foreign exchange gains (losses) — net	Php	2,649	Php	1,722	Php	927	54
Interest income		1,186		1,197		(11)	(1)
Gains (losses) on derivative transactions — net		278		39		239	613
Financing costs		(2,299)		(4,658)		2,359	(51)
Others		763		587		176	30

Total	Php	2,577	Php	(1,113)	Php	3,690	332

Our wireless business segment generated other income of Php2,577 million in 2007, an increase of Php3,690 million, or 332%, from other expenses of Php1,113 million in 2006 primarily resulting from an increase in foreign exchange gains due to the effect of revaluation of net foreign currency-denominated liabilities as a result of the higher level of appreciation of the weighted average exchange rate of the peso to the U.S. dollar in 2007 as compared to 2006, a decrease in net financing costs on account of lower accretion on financial liabilities due to the settlement of Piltel’s debt in 2006 and lower dividend on convertible preferred stock that is subject to mandatory redemption due to lower level of outstanding convertible preferred stock as compared to 2006, partly offset by lower capitalized interest.
Provision for Income Tax
Provision for income tax increased by Php9,222 million, or 145%, to Php15,566 million in 2007 from Php6,344 million in 2006. In 2007, the effective tax rate for our wireless business was 33% as compared to 17% in 2006 mainly due to the recognition of deferred tax assets of Piltel in 2006 and higher taxable income in 2007.
Net Income
Our wireless business segment recorded a net income of Php31,780 million in 2007, an increase of Php1,653 million, or 5%, over Php30,127 million registered in 2006 on account of higher cellular revenues complemented by lower expenses, partially offset by a higher provision for income tax.
Fixed Line
Revenues
Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Total fixed line revenues generated from our fixed line business in 2007 totaled Php48,832 million, a decrease of Php423 million, or 1%, from Php49,255 million in 2006.

The following table summarizes total revenues from our fixed line business for the years ended December 31, 2007 and 2006, respectively, by service segment:

							Increase (Decrease)
	2007		%	2006(1)%			Amount		%
	(in millions)
Fixed Line Services:
Service Revenues
Local exchange	Php	16,205	33	Php	16,965	35	Php	(760)	(4)
International long distance		8,674	18		9,933	20		(1,259)	(13)
National long distance		6,338	13		6,921	14		(583)	(8)
Data and other network		15,921	33		13,725	28		2,196	16
Miscellaneous		1,413	3		1,632	3		(219)	(13)

		48,551	100		49,176	100		(625)	(1)
Non-Service Revenues:
Sale of computers, cellular handsets and SIM-packs		281	—		79	—		202	256

Total Fixed Line Revenues	Php	48,832	100	Php	49,255	100	Php	(423)	(1)

Service Revenues
Local Exchange Service
The following table summarizes key measures of our local exchange service business segment as at and for the years ended December 31, 2007 and 2006, respectively:

					Increase (Decrease)
	2007		2006		Amount		%

Total local exchange service revenues (in millions)	Php	16,205	Php	16,965	Php	(760)	(4)
Number of fixed line subscribers		1,724,702		1,776,647		(51,945)	(3)
Postpaid		1,479,647		1,450,331		29,316	2
Prepaid		245,055		326,316		(81,261)	(25)
Number of fixed line employees		8,080		8,711		(631)	(7)
Number of fixed line subscribers per employee		213		204		9	4
Revenues from our local exchange service decreased by Php760 million, or 4%, to Php16,205 million in 2007 from Php16,965 million in 2006. The decrease was primarily due to the appreciation of the Philippine peso against the U.S. dollar which required us to make further downward adjustments in our monthly local service rates pursuant to the currency exchange rate adjustment mechanism authorized by the NTC as described in Item 4. “Information on the Company – Business – Fixed Line – Local Exchange Service – Rates” and the decrease in prepaid subscribers, partially offset by an increase in postpaid subscribers. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 33% in 2007 as compared to 35% in 2006.
As at December 31, 2007, postpaid and prepaid fixed line subscribers totaled 1,479,647 and 245,055, respectively, which accounted for approximately 86% and 14%, respectively, of our total fixed line subscribers.
International Long Distance Service
The following table shows information about our international fixed line long distance service business for the years ended December 31, 2007 and 2006, respectively:

					Increase (Decrease)
	2007		2006		Amount		%

Total international long distance service revenues (in millions)	Php	8,674	Php	9,933	Php	(1,259)	(13)
Inbound		7,127		8,378		(1,251)	(15)
Outbound		1,547		1,555		(8)	(1)

International call volumes (in million minutes, except call ratio)		2,280		2,177		103	5
Inbound		2,007		1,984		23	1
Outbound		273		193		80	41
Inbound-outbound call ratio		7.4:1		10.3:1		—	—
Our total international long distance service revenues decreased by Php1,259 million, or 13%, to Php8,674 million in 2007 from Php9,933 million in 2006 primarily due to the appreciation of the Philippine peso and a decrease in average termination rates for inbound calls, which were partially offset by an increase in inbound and outbound call volumes. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 18% in 2007 from 20% in 2006.

Our revenues from inbound international long distance service decreased by Php1,251 million, or 15%, to Php7,127 million primarily due to the appreciation of the Philippine peso to the U.S. dollar and a decrease in the average termination rate per minute due to the change in call mix with more traffic terminating to cellular operators where the net revenue retained by us is lower. These decreasing effects were partially offset by a slight increase in inbound traffic volume by 23 million minutes to 2,007 million minutes in 2007. The appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php46.184 in 2007 from Php51.332 in 2006 contributed to the decrease in our inbound international long distance revenues in peso terms, since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the time of billing.
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
National Long Distance Service
The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2007 and 2006, respectively:

					Decrease
	2007		2006		Amount		%

Total national long distance service revenues (in millions)	Php	6,338	Php	6,921	Php	(583)	(8)
National long distance call volumes (in million minutes)		2,183		2,251		(68)	(3)
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
Data and Other Network Services
The following table shows information about our data and other network service revenues for the years ended December 31, 2007 and 2006:

					Increase (Decrease)
	2007		2006		Amount		%

Data and other network service revenues (in millions)	Php	15,921	Php	13,725	Php	2,196	16
Number of DSL broadband subscribers		264,291		133,159		131,132	98
Number of PLDT Vibe narrowband subscribers		230,995		297,250		(66,255)	(22)
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
DSL contributed revenues of Php3,880 million in 2007, an increase of Php748 million, or 24%, from Php3,132 million in 2006 primarily due to a significant increase in the number of subscribers, which was partially offset by lower average revenue per user as a result of launching lower-priced plans as part of promotions. DSL reached 264,291 subscribers in 2007 compared with 133,159 subscribers in 2006.

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
Miscellaneous
Miscellaneous service revenues are derived mostly from directory advertising and facilities management and rental fees. In 2007, these revenues decreased by Php219 million, or 13%, to Php1,413 million from Php1,632 million in 2006 mainly due to a decline in facilities management fees and rental income owing to lower co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of years 2007 and 2006.
Non-service Revenues
Non-service revenues increased by Php202 million, or 256%, to Php281 million in 2007 from Php79 million in 2006 primarily due to an increase in subscriptions for DSL service that is bundled with computers and thus resulted in higher computer sales.
Expenses
Expenses related to our fixed line business totaled Php37,891 million in 2007, a decrease of Php3,258 million, or 8%, as compared to Php41,149 million in 2006. The decrease was primarily due to lower depreciation and amortization, partially offset by higher professional and other contracted services, provisions, rent, repairs and maintenance, and taxes and licenses.
The following table sets forth the breakdown of our total fixed line-related expenses for the years ended December 31, 2007 and 2006, respectively, and the percentage of each expense item to the total:

							Increase (Decrease)
	2007		%	2006		%	Amount		%
	(in millions)
Fixed Line Services:
Depreciation and amortization	Php	15,477	41	Php	20,406	50	Php	(4,929)	(24)
Compensation and employee benefits(1)		10,411	27		10,298	25		113	1
Repairs and maintenance		3,772	10		3,553	9		219	6
Rent		1,799	5		1,579	4		220	14
Professional and other contracted services		1,727	5		1,082	3		645	60
Selling and promotions		1,552	4		1,733	4		(181)	(10)
Taxes and licenses		877	2		659	2		218	33
Provisions		666	2		38	—		628	1,653
Communication, training and travel		466	1		507	1		(41)	(8)
Insurance and security services		439	1		498	1		(59)	(12)
Cost of sales		300	1		162	—		138	85
Asset impairment		43	—		54	—		(11)	(20)
Other expenses		362	1		580	1		(218)	(38)

Total	Php	37,891	100	Php	41,149	100	Php	(3,258)	(8)

(1)	Includes salaries and employee benefits, incentive plan, pension and MRP costs.
Depreciation and amortization charges decreased by Php4,929 million, or 24%, to Php15,477 million due to higher depreciation charges recognized by PLDT in 2006 on certain properties and equipment affected by our NGN roll-out in 2006. In contrast, our NGN roll-out progressed at a significantly slower pace in 2007 and thereby resulted in a lower level of our depreciation and amortization charges in 2007. In 2007, we recognized additional depreciation of Php734 million relating to Piltel’s equipment that were also affected by our continuing network upgrade and expansion.

Compensation and employee benefits expenses increased by Php113 million, or 1%, to Php10,411 million primarily due to an increase in pension benefits and cost associated with our MRP and the effect of collective bargaining agreement-related increases in salaries and employee benefits, partially offset by lower LTIP costs. Over the past years, PLDT has been implementing its MRP in line with the challenges being faced by the fixed line business as significant changes in technology, increasing competition and shifting market preferences to cellular use have reshaped the future of our fixed line business. Total MRP costs in 2007 and 2006 amounted to Php564 million and Php414 million, respectively. For further discussion on our LTIP, please see Note 23 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.
Repairs and maintenance expenses increased by Php219 million, or 6%, to Php3,772 million primarily due to higher maintenance costs of central office and telecommunications equipment and domestic cable and wire facilities as more operating and maintenance-related restorations were incurred in 2007 as compared to 2006.
Rent expenses increased by Php220 million, or 14%, to Php1,799 million due to the settlement of pole rental charges with Visayan Electric Company, Inc. and an increase in international leased circuit charges, partially offset by a decrease in rent expenses from a lease of transponders from Mabuhay Satellite.
Professional and other contracted services increased by Php645 million, or 60%, to Php1,727 million primarily due to PLDT’s higher consultancy service fees coupled with higher contracted fees for technical and advisory services.
Selling and promotion expenses decreased by Php181 million, or 10%, to Php1,552 million primarily as a result of a collective effort in efficient media spending in relation to various products and services, partially offset by higher public relations expenses.
Taxes and licenses increased by Php218 million, or 33%, to Php877 million mainly due to the payment of previously disputed business-related taxes.
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
Cost of sales increased by Php138 million, or 85%, to Php300 million due to higher computer-bundled sales in relation to our DSL promotion and WeRoam subscriptions.
Asset impairment decreased by Php11 million, or 20%, to Php43 million mainly due to lower impairment charge on uncollectible receivables.
Other expenses decreased by Php218 million, or 38%, to Php362 million due to lower various business and operational-related expenses.

Other Expenses
The following table summarizes the breakdown of our audited total fixed line-related other income (expenses) for the years ended December 31, 2007 and 2006:

					Change
	2007		2006		Amount		%
	(in millions)
Other Income (Expenses)
Foreign exchange gains — net	Php	5,479	Php	3,208	Php	2,271	71
Interest income		296		441		(145)	(33)
(Losses) gains on derivative transactions — net		(3,335)		(8,346)		5,011	(60)
Financing costs		(4,657)		(6,173)		1,516	(25)
Others		2,153		4,891		(2,738)	56

Total	Php	(64)	Php	(5,979)	Php	5,915	99

Our fixed line business segment generated other expenses of Php64 million in 2008, a decrease of Php5,915 million, or 99%, from Php5,979 million in 2007 primarily due to increase in foreign exchange gain in 2007 due to the appreciation of the Philippine peso to the U.S. dollar from Php49.045 as at December 31, 2006 to Php41.411 as at December 31, 2007, lower interest expenses on loans and related items and a lower loss on derivative transactions in 2007 compared with 2006. This was partially offset by the decrease in other income largely due to the net reversal of a provision for onerous contracts related to the change in Air Time Purchase Agreement with AIL in 2006.
Provision for (Benefit from) Income Tax
Provision for income tax amounted to Php3,358 million in 2007 as compared with a benefit from income tax of Php639 million in 2006 primarily due to higher taxable income as a result of lower expenses primarily due to lower depreciation and amortization and financing costs recognized in 2007.
Net Income
In 2007, our fixed line business segment contributed a net income of Php7,519 million, an increase of Php4,753 million, or 172%, as compared to Php2,766 million in 2006 mainly as a result of an 8% decline in fixed line-related expenses, particularly depreciation and amortization and other expenses, lower loss on derivative transactions, and financing costs, partially offset by a 1% decrease in the revenues from our fixed line service and a higher provision for income tax.
Information and Communications Technology
Revenues
Our ICT business provides knowledge processing solutions, customer interaction solutions, internet and online gaming, and data center services.
In 2007, our ICT business generated revenues of Php10,322 million, an increase of Php3,432 million, or 50%, from Php6,890 million in 2006. This increase was largely due to the effect of the full-year consolidation of the financial results of the SPi Group in 2007 and the continued increase of our customer interaction solutions revenues.

The following table summarizes our total revenues from our information and communications technology business for the years ended December 31, 2007 and 2006 by service segment:

							Increase (Decrease)
	2007		%	2006		%	Amount		%
	(in millions)

Service Revenues:
Knowledge processing solutions	Php	5,261	51	Php	2,374	34	Php	2,887	122
Customer interaction solutions		3,262	32		2,624	38		638	24
Internet and online gaming		937	9		796	12		141	18
Vitro™ data center		595	6		543	8		52	10

		10,055	98		6,337	92		3,718	59
Non-Service Revenues:
Point-product-sales		267	2		553	8		(286)	(52)

Total ICT Revenues	Php	10,322	100	Php	6,890	100	Php	3,432	50

Service Revenues
Service revenues generated by our ICT business segment amounted to Php10,055 million in 2007, an increase of Php3,718 million, or 59%, as compared to Php6,337 million in 2006 primarily as a result of the consolidation of the SPi Group and Level Up! and the continued growth of our customer interaction solutions business.
Knowledge Processing Solutions
We provide our knowledge processing solutions primarily through the SPi Group, which ePLDT acquired on July 11, 2006. Knowledge processing solutions contributed revenues of Php5,261 million in 2007, an increase of Php2,887 million, or 122%, from Php2,374 million in 2006 primarily as a result of the effects of the full-year consolidation of the financial results of the SPi Group and accounted for 52% and 37% of total service revenues of our ICT business in 2007 and 2006, respectively.
Customer Interaction Solutions
We provide our customer interaction solutions primarily through ePLDT Ventus. Revenues relating to our customer interaction solutions business increased by Php638 million, or 24%, to Php3,262 million in 2007 from Php2,624 million in 2006 primarily due to the expansion of our customer interaction solution facilities. In total, we own and operate approximately 6,400 seats with 5,930 customer service representatives, or CSRs, in 2007 compared to approximately 5,600 seats with 5,130 CSRs in 2006. In each of the years 2006 and 2007, ePLDT Ventus had seven customer interaction solution sites.
Customer interaction solution revenues accounted for 33% and 41% of total service revenues of our ICT business in 2007 and 2006, respectively.
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
Data Center
ePLDT operates an internet data center under the brand name Vitro™ which provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewalls and managed firewalls.

In 2007, Vitro™ contributed revenues of Php595 million, an increase of Php52 million, or 10%, from Php543 million in 2006 primarily due to an increase in co-location revenues and server hosting. Vitro™ revenues accounted for 6% and 9% of service revenues of our ICT business in 2007 and 2006, respectively.
Non-service Revenues
Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In 2007, non-service revenues generated by our ICT business decreased by Php286 million, or 52%, to Php267 million as compared to Php553 million in 2006 primarily due to lower revenues from sales of hardware and software licenses.
Expenses
Expenses associated with our ICT business totaled Php11,005 million in 2007, an increase of Php3,830 million, or 53%, from Php7,175 million in 2006 primarily due to the effects of the full-year consolidation of the financial results of the SPi Group and Level Up! in 2007 and the acquisition of Springfield which contributed to an increase in compensation and employee benefits, professional and other contracted services, communication, training and travel, and depreciation and amortization, and asset impairment, partially offset by lower cost of sales. As a percentage of our ICT total revenues, expenses related to our ICT business were 107% and 104% for 2007 and 2006, respectively.
The following table shows the breakdown of our total information and communications technology-related expenses for the years ended December 31, 2007 and 2006, respectively, and the percentage of each expense item to the total:

							Increase (Decrease)
	2007		%	2006		%	Amount		%
	(in millions)
ICT Services:
Compensation and employee benefits(1)	Php	5,455	50	Php	3,021	42	Php	2,434	81
Professional and other contracted services		1,129	10		739	10		390	53
Depreciation and amortization		934	8		711	10		223	31
Asset impairment		711	6		492	7		219	45
Rent		620	6		444	6		176	40
Communication, training and travel		523	5		276	4		247	89
Repairs and maintenance		504	5		368	5		136	37
Cost of sales		381	3		575	8		(194)	(34)
Amortization of intangible assets		232	2		138	2		94	68
Selling and promotions		194	2		194	3		—	—
Taxes and licenses		94	1		70	1		24	34
Insurance and security services		49	—		35	—		14	40
Other expenses		179	2		112	2		67	60

Total	Php	11,005	100	Php	7,175	100	Php	3,830	53

(1)	Includes salaries and employee benefits, incentive plan, pension and MRP costs.
Compensation and employee benefits increased by Php2,434 million, or 81%, to Php5,455 million largely due to the full-year consolidation of the SPi Group in 2007 and the expansion of our customer interaction solution business.
Professional and other contracted services increased by Php390 million, or 53%, to Php1,129 million primarily due to higher consultancy fees and subcontracted services incurred by the SPi Group related to its knowledge processing solution business.
Depreciation and amortization charges increased by Php223 million, or 31%, to Php934 million primarily due to an increase in the depreciable asset base resulting from the expansion of our customer interaction solution business and the full-year consolidation of the SPi Group in 2007.
Asset impairment increased by Php219 million, or 45%, to Php711 million mainly due to ePLDT’s provision for impairment of goodwill mainly from an investment by SPi and Level Up! amounting to Php1,162 million, partially offset by a provision for impairment on notes receivable amounting to Php346 million in 2006 and the reversal of impairment loss of Php616 million related to our investment in convertible securities of SIHI in 2007. Please see Note 13 – Investment in Debt Securities to the accompanying audited consolidated financial statements in Item 18 for further discussion of our investment in Stradcom.

Rent expenses increased by Php176 million, or 40%, to Php620 million primarily due to higher office space rentals and leased circuits from other carriers incurred by our customer interaction solution business, the SPi Group and Level Up!.
Communication, training and travel expenses increased by Php247 million, or 89%, to Php523 million primarily due to the increased cost of phone lines, bandwidth and information system charges, coupled with the increase in local and foreign travel costs, mailing and courier charges, and freight and hauling charges incurred by our customer interaction solution and knowledge processing solution businesses.
Repairs and maintenance expenses increased by Php136 million, or 37%, to Php504 million primarily due to higher maintenance costs for new customer interaction solution facilities and higher electricity charges for VitroTM and the full-year consolidation of the SPi Group and Level Up!.
Cost of sales decreased by Php194 million, or 34%, to Php381 million primarily due to lower sales of software licenses and hardware products.
Amortization of intangible assets increased by Php94 million, or 68%, to Php232 million in relation to the acquisition of the SPi Group and Level Up!, as well as the acquisition of Springfield by SPi in April 2007. Please see Note 11 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18 for further discussion.
Taxes and licenses increased by Php24 million, or 34%, to Php94 million primarily due to the full-year consolidation of the SPi Group in 2007 and higher business-related taxes.
Insurance and security services increased by Php14 million, or 40%, to Php49 million primarily due to higher premium costs and an increase in the value of assets insured.
Other expenses increased by Php67 million, or 60%, to Php179 million mainly due to higher business-related costs, such as office supplies.
Other Income (Expenses)
The following table summarizes the breakdown of our total ICT-related other income (expenses) for the years ended December 31, 2007 and 2006:

					Change
	2007		2006		Amount		%
	(in millions)
Other Income (Expenses)
Gains on derivative transactions — net	Php	138	Php	3	Php	135	4,500
Interest income		21		16		5	31
Financing costs		(132)		(23)		(109)	(474)
Foreign exchange losses — net		(138)		(109)		(29)	(27)
Others		583		49		534	1,090

Total	Php	472	Php	(64)	Php	536	838

Our ICT business segment generated other income of Php472 million in 2007 compared with other expense of Php64 million incurred in 2006 primarily due to the recognition of cumulative dividends and interest on ePLDT’s investment in convertible securities of SIHI and higher gains on derivative transactions, partially offset by higher interest on loans and related items and higher loss on revaluation of net foreign currency assets due to the appreciation of the Philippine peso against the U.S. dollar from Php49.045 as at December 31, 2006 to Php41.411 as at December 31, 2007.

Benefit from Income Tax
Benefit from income tax increased by Php80 million, or 216%, to Php117 million in 2007 primarily due to the corresponding deferred tax effect of the amortization of intangible assets in relation to the acquisition of the SPi Group and Level Up!.
Net Loss
In 2007, our ICT business segment registered a net loss of Php94 million, an improvement of 70% from a net loss of Php312 million in 2006 mainly as a result of the 50% increase in ICT-related revenues mainly from the full-year consolidation of the SPi Group and Level Up!, acquisition of Springfield and higher benefit from income tax in 2007, partly offset by the 53% increase in ICT-related expenses mainly from the full-year consolidation of the SPi Group.
Plans and Prospects
We are the largest and most diversified telecommunications company in the Philippines. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to further expand our subscriber base and fortify our industry position. We also plan to maximize revenue opportunities by offering more value-driven products and services, while bundling and cross-selling voice and data offerings across our various platforms of our wireless, fixed line and ICT business segments. In addition, we intend to align the deployment of our fixed line and wireless platforms and technologies such that these initiatives dovetail with our delivery of services. We will continue to consider value-accretive investments in related businesses such as those in the global outsourcing and off-shoring industry.
For 2009, we expect that cash from operations should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to maximize existing technologies and increase capacity. Our 2009 budget for consolidated capital expenditures is approximately Php27,000 million, of which approximately Php15,000 million is budgeted to be spent by Smart, approximately Php10,000 million is budgeted to be spent by PLDT and the balance represents the budgeted capital spending of our other subsidiaries. The acquisition of a stake in Meralco constitutes a strategic investment for us that could lead to significant opportunities for operational and business synergies and result in new revenue streams and cost savings for both organizations. The PLDT Group and Meralco have a number of compatible network business infrastructure elements, such as fiber optic backbones, power pole network and business offices, most of which can be optimized to generate cost savings for both entities. Backroom assets in IT and data management can potentially also be pooled, consolidated and maximized such that both companies benefit from cost savings and utilize each other’s strengths. Other areas for possible collaboration are in easements and rights of way, bill statement printing and enveloping, general procurement and advertising efforts.

Liquidity and Capital Resources
The following table shows our consolidated cash flows for the years ended December 31, 2008, 2007 and 2006, as well as our capitalization and other selected financial data as at December 31, 2008 and 2007:

	2008		2007		2006
	(in millions)
Cash Flows
Net cash provided by operating activities	Php	78,302	Php	77,418	Php	69,211
Net cash used in investing activities		17,014		31,319		35,790
Capital expenditures		25,203		24,824		20,674
Net cash used in financing activities		45,464		44,819		45,900
Net increase (decrease) in cash and cash equivalents		16,237		577		(13,189)

	2008		2007
	(in millions)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	Php	58,899	Php	53,372
Obligations under finance lease		11		15

		58,910		53,387

Current portion of interest-bearing financial liabilities:
Notes payable		553		493
Long-term debt maturing within one year		14,459		6,775
Obligations under finance lease maturing within one year		59		481
Preferred stock subject to mandatory redemption		9		1,015

		15,080		8,764

Total interest-bearing financial liabilities		73,990		62,151
Total equity		106,969		112,345

	Php	180,959	Php	174,496

Other Financial Data
Total assets	Php	252,558	Php	240,158
Property, plant and equipment — net		160,326		159,414
Cash and cash equivalents		33,684		17,447
Short-term investments		6,670		13,415
As at December 31, 2008, our consolidated cash and cash equivalents and short-term investments totaled Php40,354 million. Principal sources of consolidated cash and cash equivalents in 2008 were cash flows from operating activities amounting to Php78,302 million and drawings from PLDT’s and Smart’s debt facilities aggregating Php17,912 million. These funds were used principally for dividend payments of Php37,124 million, capital outlays of Php25,203 million, total debt principal payments of Php14,053 million, share buyback of Php5,281 million and interest payments of Php5,167 million.
Principal sources of consolidated cash and cash equivalents in 2007 and 2006 were cash flows from operations amounting to Php77,418 million and Php69,211 million, respectively; drawings from long-term and short-term credit facilities totaling Php7,647 million and Php502 million, respectively, in 2007, and Php9,724 million and Php211 million, respectively, in 2006; and equity funds raised through the issuance of capital stock amounting to Php76 in 2007 and Php66 million in 2006. These funds were used principally for dividend payments of Php28,470 million and capital outlays of Php24,824 million, payments of long-term and short-term debt totaling Php18,258 million and interest payments of Php5,891 million in 2007; and capital outlays of Php20,674 million, payments of long-term and short-term debt totaling Php29,366 million and interest payments of Php7,528 million in 2006.
Operating Activities
Our consolidated net cash flows from operating activities in 2008 increased by Php884 million, or 1%, to Php78,302 million from Php77,418 million in 2007 primarily due to lower level of settlement of various current liabilities as a result of variations in billing and invoicing timelines of our suppliers. Net cash flows from operating activities in 2007 increased by Php8,207 million, or 12%, from Php69,211 million in 2006.

A growing portion of our consolidated cash flow from operating activities is generated by our wireless service business, which accounted for 61%, 60% and 58% of our total revenues in 2008, 2007 and 2006, respectively. Revenues from our fixed line and information and communications technology services accounted for 32% and 7%, respectively, of our total service revenues in 2008, 33% and 7%, respectively, in 2007 and 37% and 5%, respectively, in 2006.
Cash flows from operating activities of our wireless business amounted to Php42,780 million in 2008, a decrease of Php6,836 million, or 14%, compared with Php49,616 million in 2007. The decrease in our wireless business segment’s cash flows from operating activities was a result of higher prepayment of leased circuits and higher income tax paid partially offset by a lower settlement of various payables in 2008. Likewise, cash flows from operating activities of our ICT business decreased by Php777 million, or 31%, to Php1,752 million in 2008 compared with Php2,529 million in 2007 mainly due to higher settlement of various liabilities. Cash flows from operating activities of our fixed line business increased by Php8,520 million, or 34%, to Php33,794 million in 2008 compared with Php25,274 million in 2007. This increase was primarily due to lower settlement of various liabilities and increase in advance payments received from various leased circuit contracts in 2008. The overall increase in our cash flows from operating activities was primarily due to lower level of settlement of various current liabilities, which more than offset an increase in accounts receivables and higher income taxes paid in 2008.
Cash flows from operating activities of our wireless business amounted to Php49,616 million in 2007, an increase of Php12,331 million, or 33%, compared to Php37,285 million in 2006. The increase in our wireless business segment’s cash flows from operating activities was primarily due to the decrease in our working capital requirements in our wireless business in 2007 owing to the settlement of various payables in 2006. However, cash flows from operating activities of our fixed line business decreased by Php5,151 million, or 17%, to Php25,274 million in 2007 compared to Php30,425 million in 2006. This decrease was primarily due to higher working capital requirements in our fixed line business in 2007 due to PLDT’s contribution to its pension plan and the settlement of our LTIP in 2006 and lower collection of receivables. The overall increase in our cash flows from operating activities was primarily due to a decrease in working capital requirements with lower level of settlements of various current liabilities, partially offset by higher billings of accounts receivable.
We believe that our continuing strong cash flows from operating activities on a consolidated basis will allow us to satisfy our current liabilities as our current ratio is more than 1:1 as at December 31, 2008 and 2007.
Following the repayment by Smart in April 2006 of all its loan facilities that contained covenants restricting Smart’s ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate, Smart is no longer required to seek consent from its lenders for such purposes. In 2008 and 2007, dividend payments received by PLDT from Smart amounted to Php24,200 million and Php26,927 million, respectively.
In 2007, Piltel paid cash dividends to various preferred shareholders in the aggregate amount of Php2,943 million, of which Php2,930 million was paid to PLDT. In 2008, Piltel paid cash dividends to shareholders of its common stock amounting to Php5,061 million, of which Php4,664 million was paid to Smart.
Investing Activities
Net cash used in investing activities amounted to Php17,014 million in 2008, a decrease of Php14,305 million, or 46%, from Php31,319 million in 2007. The decrease resulted from a combination of: (a) higher proceeds from the maturity of short-term investments of Php12,898 million; (b) redemption by SIHI of convertible securities of SIHI of Php2,676 million (see Note 13—Investment in Debt Securities to the accompanying audited consolidated financial statements in Item 18); (c) lower purchase of subsidiaries and purchase of investments in associates by Php1,534 million; and (d) higher proceeds from disposal of property, plant and equipment of Php62 million, which were partially offset by higher investment in debt securities of Php3,193 million and an increase in capital expenditures of Php379 million in 2008.
Net cash used in investing activities amounted to Php31,319 million in 2007, a decrease of Php4,471 million, or 12%, from Php35,790 million in 2006 primarily a net result of a decrease in investments of Php8,602 million due to the acquisitions of 100% equity interests in SPi and CyMed in 2006, partially offset by an increase in capital expenditures of Php4,150 million in 2007. Payments for purchase of investments in 2007 amounted to Php2,288 million, of which Php1,687 million and Php601 million were paid for the acquisitions of a 100% equity interest in Springfield and a 30% equity interest in Blue Ocean Wireless, or BOW, respectively.

Our consolidated capital expenditures in 2008 totaled Php25,203 million, an increase of Php379 million, or 2%, from Php24,824 million in 2007 primarily due to Smart’s higher capital spending. Smart’s capital spending of Php17,091 million in 2008 was used primarily to further upgrade its core, access and transmission network facilities and expand its wireless broadband facilities. PLDT’s capital spending of Php7,209 million was principally used to finance the expansion and upgrade of its submarine cable facilities, fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php824 million was primarily used to fund the continued expansion of its customer interaction solution facilities. The balance represented other subsidiaries’ capital spending.
Our consolidated capital expenditures in 2007 totaled Php24,824 million, an increase of Php4,150 million, or 20%, from Php20,674 million in 2006 primarily due to Smart’s and PLDT’s higher capital spending. Smart’s capital spending of Php14,179 million in 2007 was used primarily to further upgrade its core, access and transmission network facilities, expand its wireless broadband facilities and develop IT platforms for new businesses. PLDT’s capital spending of Php9,912 million was principally used to finance the expansion and upgrade of its submarine cable facilities, fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php678 million was primarily used to fund its continued customer interaction solutions expansion. The balance represented other subsidiaries’ capital spending.
As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses. Please see Item 4. “Information on the Company –– Recent Developments” for a discussion of recent acquisitions and investments.
Financing Activities
On a consolidated basis, we used net cash of Php45,464 million for financing activities in 2008, compared to Php44,819 million in 2007 and Php45,900 million in 2006. The net cash used in financing activities in 2008 was mainly utilized for dividend payments distributed to PLDT common and preferred stockholders, debt repayments, and interest payments and buyback of PLDT’s common stock in 2008. In 2007, net cash used in financing activities was mainly utilized for dividend payments distributed to PLDT common and preferred stockholders, debt repayments and interest payments.
Debt Financing
Additions to our consolidated debt in 2008 and 2007 totaled Php17,912 million and Php7,647 million, respectively, mainly from Smart’s and PLDT’s drawings related to the financing of our network expansion projects and capital expenditure requirements, respectively. Payments in respect of principal and interest of our total debt amounted to Php14,053 million and Php5,167 million, respectively, in 2008 and Php18,258 million and Php5,891 million, respectively, in 2007.
Our long-term debt increased by Php13,211 million, or 22%, to Php73,358 million in 2008, largely due to drawings from our term loan facilities and the depreciation of the Philippine peso in 2008 as compared with the peso appreciation in 2007 resulting in higher peso equivalents of our foreign currency-denominated debts, partially offset by debt amortizations and prepayments. The debt levels of PLDT and Smart increased by 14% and 36% to Php38,823 million and Php33,898 million, respectively, while the debt level of Mabuhay Satellite decreased by 47% to Php610 million in 2008 as compared with the levels as at December 31, 2007.
Our long-term debt decreased by Php19,806 million, or 25%, to Php60,147 million in 2007, largely due to debt amortizations and prepayments in line with our efforts to reduce our overall debt level, and also due to the appreciation of the Philippine peso resulting in lower peso equivalents of our foreign currency-denominated debt. The debt levels of PLDT, Smart and Mabuhay decreased by 35%, 1% and 45% to Php33,975 million, Php24,995 million and Php1,145 million, respectively, in 2007 compared to the levels in 2006.
On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. The facility was drawn on March 27 and April 10, 2008 for US$50 million each. The outstanding balance of this loan as at December 31, 2008 amounted to US$90 million, or Php4,288 million, which is payable over five years in 10 equal semi-annual installments with final repayment due on March 27, 2013.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. The outstanding balance of this loan as at December 31, 2008 amounted to US$50 million, or Php2,382 million, which is payable in 17 equal quarterly installments starting July 21, 2009 with final repayment due on July 22, 2013.
On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company for an amount of Php2,500 million to finance capital expenditures. The facility is a 5-year term loan payable in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final repayment on November 13, 2013. The facility was drawn on November 13, 2008 for the full amount of Php2,500 million, which remained outstanding as at December 31, 2008.
On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million, which remained outstanding as at December 31, 2008. The loan is payable over five years in ten equal semi-annual installments with final repayment due on December 12, 2013. As at December 31, 2008, the undrawn balance of the loan was Php1,900 million.
On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning, and testing of Wireless Code Division Multiple Access/High Speed Packet Access project with Nordea Bank AB as Original Lender, Arranger and Facility Agent. On December 10, 2008, Nordea Bank AB assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) supported by EKN. The initial drawdown under this facility was made on December 15, 2008 in the amount of US$8 million. The facility is payable in ten equal semi-annual installments with final repayment due on December 10, 2013. As at December 31, 2008, the undrawn balance of this facility was US$14 million.
On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million, which remained outstanding as at December 31, 2008. The loan is payable over five years in nine equal semi-annual installments with final repayment due on December 23, 2013. As at December 31, 2008, the undrawn balance of the loan was Php2,500 million.
On November 27, 2008, Smart signed a US$50 million 5-year term loan facility to finance the Phase 10 GSM equipment and service contracts with Finnish Export Credit, Plc. The loan is payable in ten equal semi-annual installments with final repayment date on the fifth anniversary of the first drawdown. As at December 31, 2008, no amounts have been drawn under the facility.
On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank amounting to Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs.  The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million, which remained outstanding as at December 31, 2008.  The loan is payable over five years in 17 equal quarterly amortizations with final repayment due on December 19, 2013.  As at December 31, 2008, the undrawn balance of the loan was Php1,500 million, which was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal  Php500 million tranches.
On December 12, 2008, Smart issued Php5,000 million 5-year fixed rate corporate notes with an interest rate of 8.4346%. Funds raised from the issuance of these notes will be used primarily for Smart’s capital expenditures for network upgrade and expansion. The amount of Php5,000 million remained outstanding as at December 31, 2008. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 12, 2013.

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprising of Series A 5-year notes amounting to Php2,390 million, Series B 7-year notes amounting to Php100 million, and Series C 10-year notes amounting to Php2,510 million. The interest rates on the Series A notes were fixed at 7.4269%, Series B notes at 8.3692%, and Series C notes at 9.1038%. Proceeds from the facility are expected to be used to finance capital expenditures of PLDT.
On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million, which remained undrawn as at March 31, 2009, to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs.  The loan is payable after five years from drawdown date.
Approximately Php41,991 million principal amount of our consolidated outstanding long-term debt as at December 31, 2008 is scheduled to mature over the period from 2009 to 2012. Of this amount, Php23,491 million is attributable to PLDT, Php17,863 million to Smart and the remainder to Mabuhay Satellite and ePLDT.
For a more detailed discussion of our long-term debt including the scheduled maturities of our outstanding consolidated long-term debt as at December 31, 2008, see Note 18 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18.
Debt Covenants
Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.
Please see Note 18 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18 for a detailed discussion of our debt covenants.
Financing Requirements
We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.
Cash dividend payments in 2008 amounted to Php37,124 million compared with Php28,470 million paid to common and preferred shareholders in 2007. On August 5, 2008, we declared a regular cash dividend of Php70 per share and on March 3, 2009, we declared our regular and special cash dividends of Php70 per share and Php60 per share, respectively, representing approximately 100% payout of our 2008 earnings per share on an adjusted basis (excluding asset impairment on non-current assets and gains/losses on foreign exchange revaluation and derivatives).
As a result of our strong cash flows and reduced debt levels, we had increased our regular cash dividend payout ratio to 70% of our 2007 earnings per share from 60% in 2006. With respect to our 2007 earnings, in addition to the Php60 per share dividend declared on August 7, 2007, we declared on March 4, 2008 a regular cash dividend of Php68 per share and a special cash dividend of Php56 per share, in the aggregate representing close to a 100% payout of our 2007 earnings per share. As for our 2006 earnings, further to our regular cash dividend payout, we also paid special cash dividends, which effectively increased our dividend payout ratio to 85% of our 2006 earnings per share.
For further details in respect of our dividend declarations and payments, please refer to Item 3. “Key Information – Dividends Declared” and Item 3. “Key Information – Dividends Paid”.
PLDT raised Php7 million and Php73 million from the exercise by certain officers and executives of stock options in 2008 and 2007, respectively. In addition, through our subscriber investment plan which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php1 million and Php3 million in 2008 and 2007 from this source, respectively.

As part of our goal to maximize returns to our shareholders, in 2008, we obtained board of directors’ approval on a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at December 31, 2008, we acquired a total of 1,972,290 shares of PLDT’s common stock at a weighted average price of Php2,521 per share for a total consideration of Php4,973 million in accordance with the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the year ended December 31, 2008. Please refer to Note 17 – Equity to the accompanying audited consolidated financial statements in Item 18 for further details.
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
On October 7, 2008, Fitch affirmed our long-term foreign and local currency issuer default ratings at “BB+” and “BBB”, respectively. Also, our national long-term rating has been affirmed at “AAA(ph1)”, as well as our global bonds and senior notes at “BB+”. The outlook is stable. The ratings reflect our preeminent position in the Philippine telecommunications industry, with diversified and integrated operations in fixed line, cellular, wired and wireless broadband services, internet services, as well as our notable presence in the call center and business process outsourcing industry. The stable outlook recognizes our ability to sustain our leading market position and maintain our strong financial profile, despite increasing shareholder distributions.
On March 19, 2008, Moody’s affirmed our local currency Ba2 rating and changed its outlook from stable to positive at the same time affirming our foreign currency bond Ba2 rating with a positive outlook. The rating action reflects our ability to achieve ongoing revenue growth and fund high levels of capital expenditures internally, as well as the ability to increase dividend payments to our shareholders. On January 28, 2008, Moody’s affirmed our foreign currency senior unsecured debt rating from stable to positive following the change in the outlook of the Philippines Ba3 country ceiling for foreign currency bonds to positive from stable.
Off-balance Sheet Arrangements
There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations and Commercial Commitments
Contractual Obligations
The following table shows our consolidated contractual undiscounted obligations outstanding as at December 31, 2008:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 Years	5 years
	(in million pesos)
December 31, 2008
Long-term debt(1):	99,363	7,649	31,500	26,744	33,470
Principal	77,934	7,077	19,916	21,978	28,963
Interest	21,429	572	11,584	4,766	4,507
Lease obligations:	7,235	2,727	1,608	1,265	1,635
Operating lease	7,164	2,667	1,601	1,261	1,635
Finance lease	71	60	7	4	—
Unconditional purchase obligations(2)	762	24	167	286	285
Other obligations:	51,367	33,714	11,630	1,816	4,207
Mandatory conversion and purchase of shares	9	9	—	—	—
Derivative financial liabilities(3):	6,207	108	2,003	1,768	2,328
Long-term currency swaps	6,099	—	2,003	1,768	2,328
Forward foreign exchange contracts	69	69	—	—	—
Long-term foreign currency options	39	39	—	—	—
Various trade and other obligations:	45,151	33,597	9,627	48	1,879
Suppliers and contractors	22,781	14,131	8,650	—	—
Utilities and related expenses	11,376	11,346	27	1	2
Employee benefits	2,925	2,925	—	—	—
Customers’ deposits	2,251	—	327	47	1,877
Carriers	1,780	1,780	—	—	—
Dividends	1,379	1,379	—	—	—
Others	2,659	2,036	623	—	—

Total contractual obligations	158,727	44,114	44,905	30,111	39,597

(1)	Before deducting unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL.

(3)	Gross liabilities before any offsetting application.
For a detailed discussion of our contractual obligations, please see Note 24 – Contractual Obligations and Commercial Commitments to the accompanying audited consolidated financial statements in Item 18.
Commercial Commitments
As at December 31, 2008, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,634 million. These commitments will expire within one year.
Impact of Inflation and Changing Prices
Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In 2008, inflation has increased and we expect this trend to have an adverse impact on our operations moving forward. The average inflation rate in the Philippines in 2008 was 9.3% compared to 2.8% in 2007.
Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risks—Foreign Currency Exchange Risk” for a description of the impact of foreign currency fluctuations on us.

Item 6. Directors, Senior Management and Employees
Directors, Key Officers and Advisors
The names, ages and periods of service, of the current directors, including independent directors, of PLDT are as follows:

Name	Age	Period during which individual has served as such

Manuel V. Pangilinan	62	November 24, 1998 to present
Napoleon L. Nazareno	59	November 24, 1998 to present
Helen Y. Dee	64	June 18, 1986 to present
Ray C. Espinosa	52	November 24, 1998 to present
Tatsu Kono	56	March 28, 2006 to present
Rev. Fr. Bienvenido F. Nebres, S.J.*	68	November 24, 1998 to present
Takashi Ooi	47	November 6, 2007 to present
Donald G. Dee(1)	62	September 30, 2008 to present
Oscar S. Reyes*	62	April 5, 2005 to present
Albert F. del Rosario	69	November 24, 1998 to present
Pedro E. Roxas*	52	March 1, 2001 to present
Alfred V. Ty*	41	June 13, 2006 to present
Tony Tan Caktiong(2)	56	July 8, 2008 to present

*	Independent Director

(1)	Elected on September 30, 2008 to replace Corazon de la Paz-Bernardo who resigned as a director effective on the same date.

(2)	Elected on July 8, 2008 to replace Ma. Lourdes C. Rausa-Chan who resigned as a director effective July 7, 2008.
The names, ages, positions and periods of service of the key officers and advisors of PLDT as at February 28, 2009 are as follows:

			Period during which
Name	Age	Position(s)	individual has served as such

Manuel V. Pangilinan	62	Chairman of the Board	February 19, 2004 to present
Napoleon L. Nazareno	59	President and Chief Executive Officer President and Chief Executive Officer of Smart	February 19, 2004 to present January 2000 to present
Ernesto R. Alberto	47	Senior Vice President Corporate Business Head Customer Sales and Marketing Head	May 15, 2003 to present May 15, 2003 to January 31, 2008 February 1, 2008 to present
Rene G. Bañez	53	Senior Vice President Chief Governance Officer Administration and Materials Management Head	January 25, 2005 to present October 5, 2004 to March 3, 2008 January 1, 2008 to present
Anabelle L. Chua	48	Senior Vice President Corporate Finance and Treasury Head Treasurer Chief Financial Officer of Smart	February 26, 2002 to present March 1, 1998 to present February 1, 1999 to present December 1, 2005 to present
Jun R. Florencio	53	Senior Vice President Audit and Assurance Head Internal Audit and Fraud Risk Management Head	June 14, 2005 to present September 1, 2000 to February 15, 2006 February 16, 2006 to present
Menardo G. Jimenez, Jr.	45	Senior Vice President Corporate Communications and Public Affairs Head Retail Business Head Business Transformation Office Revenue Team	December 9, 2004 to present December 1, 2001 to June 15, 2004 June 16, 2004 to December 31, 2007 January 1, 2008 to present
George N. Lim	56	Senior Vice President Network Services Head Business Transformation Office Network Team	February 26, 1999 to present February 1, 2003 to December 31, 2007 January 1, 2008 to present
Alfredo S. Panlilio	45	Senior Vice President International and Carrier Business Head PLDT Global Corp. President	May 8, 2001 to present February 1, 2003 to June 15, 2004 June 16, 2004 to present

			Period during which
Name	Age	Position(s)	individual has served as such

Claro Carmelo P. Ramirez	48	Senior Vice President Retail Business Head International and Carrier Business Head Consumer Affairs Head Office of the President and CEO	July 1, 1999 to present February 1, 2003 to June 15, 2004 June 16, 2004 to December 4, 2005 December 5, 2005 to December 31, 2007 January 1, 2008 to present
Ma. Lourdes C. Rausa-Chan	55	Corporate Secretary Senior Vice President Corporate Affairs and Legal Services Head Chief Governance Officer	November 24, 1998 to present January 5, 1999 to present March 4, 2008 to present
Victorico P. Vargas	57	Senior Vice President Human Resources Head International and Carrier Business Head Business Transformation Office Head	February 15, 2000 to present February 15, 2000 to present March 1, 2007 to December 31, 2007 January 1, 2008 to present
June Cheryl A. Cabal	35	First Vice President Financial Reporting and Planning Head Financial Reporting and Controllership Head	May 6, 2008 to present May 1, 2002 to November 15, 2006 November 15, 2006 to present
Christopher H. Young	51	Chief Financial Advisor	November 24, 1998 to present
Rolando G. Peña	46	Network Services Head of Smart Customer Service Assurance Head	September 1, 1994 to present January 1, 2008 to present
Under the Shareholders Agreement entered into among First Pacific and certain of its affiliates, or the FP Parties, NTT Communications and NTTC-UK on September 28, 1999, as amended by the Cooperation Agreement dated January 31, 2006, NTT Communications is entitled to nominate two directors to the PLDT board of directors and the FP Parties are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to the board of directors of Smart and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. However, as a result of the Cooperation Agreement, in respect of NTT Communications’ right to nominate two directors to each of the board of directors of PLDT and Smart, respectively, NTT Communications and the FP Parties agreed to vote as a PLDT shareholder, lobby the directors of PLDT and otherwise use reasonable efforts to procure a shareholders’ vote in favor of replacing on each of the board of directors of PLDT and Smart, respectively, one NTT Communications nominee with one NTT DoCoMo nominee. Under the Shareholders Agreement, NTT Communications is also entitled to appoint members or advisors of certain PLDT management and board committees, including the audit, governance and nomination, executive compensation and technology strategy committees described below under “— Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees,” and as a result of the Cooperation Agreement, the FP Parties and NTT Communications agreed to use reasonable efforts to procure that NTT DoCoMo be entitled to appoint one individual, who may be replaced at any time, to attend any board committee of PLDT as a member, advisor or observer. Moreover, the Cooperation Agreement provides that upon NTT Communications, NTT DoCoMo and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, NTT DoCoMo and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, NTT DoCoMo will be entitled to additional rights under the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, including the right to nominate one additional NTT DoCoMo nominee to the board of directors of each of PLDT and Smart. Pursuant to publicly available filings made with the PSE, as at February 28, 2009, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of the outstanding shares of PLDT’s common stock. As a result, NTT DoCoMo is currently entitled to nominate one additional NTT DoCoMo nominee to the board of directors of each of PLDT and Smart. Under the Shareholders Agreement and the Cooperation Agreement, each party has agreed, under certain circumstances, to vote its shares of common stock in favor of the nominees designated by the other parties. For more information about the Cooperation Agreement, see Item 7. “Major Shareholders and Related Party Transactions –– Related Party Transactions.”
The business address of each of the other directors, key officers and advisors identified above is the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

The following is a brief description of the business experience during the past five years of each of our directors, key officers and advisors.
Mr. Manuel V. Pangilinan has been a director of PLDT since November 24, 1998. He assumed the chairmanship of the Board of PLDT in February 2004 after serving as its President and Chief Executive Officer for over five years from November 1998. He is the Chairman of the Governance and Nomination Committee and Technology Strategy Committee of the Board of Directors of PLDT. He also serves as Chairman of Smart, Piltel, ePLDT, Metro Pacific Investments Corporation and Landco Pacific Corporation.
Mr. Pangilinan founded First Pacific Company Ltd. in 1981 and served as Managing Director until 1999. He was appointed as Executive Chairman until June 2003, when he was named as CEO and Managing Director. He also holds the position of President Commissioner of P. T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.
Outside the First Pacific Group, Mr. Pangilinan is a member of the Board of Overseers of the Wharton School of Finance & Commerce, University of Pennsylvania and is Chairman of the Board of Trustees of Ateneo de Manila University. He also serves as Chairman of the Medical Doctors, Inc. (operating the Makati Medical Center), PLDT-Smart Foundation, Inc., Hongkong Bayanihan Trust and Philippine Business for Social Progress.
Mr. Pangilinan has received numerous prestigious awards including the Ten Outstanding Young Men of the Philippines (TOYM) Award for International Finance (1983), the Presidential Pamana ng Pilipino Award by the Office of the President of the Philippines (1996), Honorary Doctorate in Humanities by the San Beda College (2002), Best CEO in the Philippines by Institutional Investor (2004), CEO of the Year (Philippines) by Biz News Asia (2004), People of the Year by People Asia Magazine (2004), Distinguished World Class Businessman Award by the Association of Makati Industries, Inc. (2005), Order of Lakandula (Rank of a Komandante) by the Office of the President of the Philippines (2006), and Honorary Doctorate in Humanities by Xavier University (2007). He was voted as Corporate Executive Officer of the Year (Philippines) at the 2007 and 2008 Best-Managed Companies and Corporate Governance Polls conducted by Asiamoney.
Mr. Pangilinan graduated cum laude from the Ateneo de Manila University, with a Bachelor of Arts Degree in Economics. He received his Master’s Degree in Business Administration from Wharton School of Finance and Commerce, University of Pennsylvania.
Mr. Napoleon L. Nazareno has been a director of PLDT since November 24, 1998. He was appointed as President and Chief Executive Officer of PLDT on February 19, 2004 and is concurrently the President and Chief Executive Officer of Smart and Piltel, positions he has held since January 2000 and November 2004, respectively. He is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He also serves as Chairman of several subsidiaries of Smart including Wolfpac, SBI, I-Contacts, Airborne Access and CURE where he is also the President. His other directorships include Mabuhay Satellite where he is also the Chairman, ACeS Philippines where he is also the President, PLDT Global, ePLDT and First Pacific.
Mr. Nazareno’s business experience spans over 30 years and cuts across a broad range of industries, namely, packaging, bottling, petrochemicals, real estate and, in the last decade, telecommunications and information technologies. In 1981, he started a successful career in the international firm Akerlund & Rausing, occupying senior management to top level positions and, in 1989, became the President and Chief Executive Officer of Akerlund & Rausing (Phils.), Inc. In August 1995, he moved to Metro Pacific Corporation where he served as President and Chief Executive Officer until December 1999.
In November 2004, Mr. Nazareno was appointed by President Gloria Macapagal-Arroyo as Private Sector Representative of the Public-Private Sector Task Force for the Development of Globally Competitive Philippine Service Industries. He was voted Corporate Executive Officer of the Year (Philippines) for three consecutive years at the 2004, 2005 and 2006 Best-Managed Companies and Corporate Governance Polls conducted by Asiamoney.
Mr. Nazareno received his Master’s Degree in Business Management from the Asian Institute of Management and completed the INSEAD Executive Program of the European Institute of Business Administration in Fountainbleu, France.

Mr. Donald G. Dee was first elected as a director of PLDT on September 30, 2008. He is a Commissioner of the Social Security System, or SSS, and the Special Envoy of the President of the Philippines for Trade Negotiations. He is the Chairman of Zest Air (formerly “Asian Spirit”) and Central Peak Leisure & Development, Inc. where he is also the President, the President of Phoenix Resource & Management Corp. and a director of Manila Exposition Complex, Inc. He is affiliated with several private and government organizations including the Philippine Chamber of Commerce and Industry and Employers’ Confederation of the Philippines of which he is the Chairman Emeritus and the Export Development Council of which he is an Executive Committee member. Mr. Dee received his Commerce Degree from De La Salle University.
Ms. Helen Y. Dee has been a director of PLDT since June 18, 1986. She is the Chairman or a director of several companies engaged in the banking, insurance and real property businesses. For further information about these directorships, please see the table below setting forth the list of directorships of some of our directors. She is also the President and/or Chief Executive Officer of Moira Management, Inc., YGC Corporate Services, Inc., GPL Holdings, Inc., Hydee Management & Resources Inc., House of Investments, Inc., Tameena Resources, Inc., Grepalife Asset Management Corporation, Grepalife Fixed Income Fund Corporation and Financial Brokers Insurance Agency, Inc. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.
Atty. Ray C. Espinosa has been a director of PLDT since November 24, 1998. He is the President and Chief Executive Officer of ePLDT. He is the Chairman of certain of the subsidiaries of ePLDT and Philweb Corporation, an independent director of Lepanto Consolidated Mining Company. For further information about these directorships, please see the table below setting forth the list of directorships of some of our directors. He is also the Vice Chairman of the Board of Trustees of the PLDT Beneficial Trust Fund. In March 2008, he was appointed as Regulatory Affairs and Policies Head of PLDT. Until June 2000, he was a partner and member of the Executive Committee of the law firm Sycip Salazar Hernandez & Gatmaitan. Mr. Espinosa received his Master of Laws Degree from the University of Michigan Law School.
Mr. Tatsu Kono has been a director of PLDT since March 28, 2006. He is a member of the Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee and advisor to the Audit Committee of the Board of Directors of PLDT. He joined NTT DoCoMo in 2000 and served as Executive Director of the Global Investment Group and the Global Business Department and since 2003, as Managing Director of the Corporate Sales Department, of the Corporate Marketing Division. Prior to that, he occupied various management positions in Kokusai Denshin Denwa Co., Ltd. Mr. Kono received his Bachelor of Law Degree from Waseda University.
Rev. Fr. Bienvenido F. Nebres, S.J. has been a director of PLDT since November 24, 1998. He is the Chairman of the Audit Committee and a member of the Governance and Nomination Committee of the Board of Directors of PLDT. He is the President and a member of the Board of Trustees of the Ateneo de Manila University, the Vice Chairman of the Board of Trustees of the Asian Institute of Management and a member of the Board of Trustees of several private educational institutions including Loyola School of Theology, Georgetown University, Regis University and Sacred Heart School – Jesuit Cebu City. He is also a member of the Board of Trustees of the Manila Observatory and the Philippine Institute of Pure and Applied Chemistry. Rev. Fr. Nebres received his Ph.D in Mathematics from Stanford University.
Mr. Takashi Ooi has been a director of PLDT since November 6, 2007. He built his career in Nippon Telegraph and Telephone Corporation and its subsidiaries NTT Communications and NTT America. He is presently the Vice President for Global Business of NTT Communications, in charge of global solutions including product development and proposal/design/installation/delivery/deployment of global network for global multi-national companies. Prior to that, he held management positions in various departments of NTT Communications and served as Vice President for Product Management Global Division of NTT Communications and Director of NTT America and Technical Advisor to Telegent, Inc. Mr. Ooi obtained his Master of Science Degree in Physics and Master of Business Administration Degree from Tokyo University and Boston University, respectively.

Mr. Oscar S. Reyes has been a director of PLDT since April 5, 2005. He serves as a member of the Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors of PLDT, and is an independent director of Smart. He is a director of various public companies and private firms engaged in banking, insurance, financial and business advisory services, beverages, electrical products manufacturing, mining and a water distribution utility. For further information about these directorships, please see the table below setting forth the list of directorships of some of our directors. He was the Country Chairman of the Shell Companies in the Philippines from 1997 to 2001 and concurrently the Managing Director of Shell Philippines Exploration B.V. until 2002. From 2002 to 2004, he was the Senior Management Adviser of Shell Philippines Exploration B.V. and the CEO Adviser of Pilipinas Shell Petroleum Corporation. Mr. Reyes completed the Masters in Business Administration Program of the Ateneo Graduate School of Business and the Management Development Program of Harvard Business School, and holds a Diploma in International Business from Waterloo University, Canada.
Mr. Albert F. del Rosario has been a director of PLDT since November 24, 1998. He serves as Chairman of the Executive Compensation Committee of the Board of Directors of PLDT and is the Chairman of the Board of Trustees of the PLDT Beneficial Trust Fund. He sits on the board of First Pacific Company Ltd. and is a Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia. He is the President of ADR Holdings, Inc. and PTIC and is a director of several companies engaged in insurance brokerage, infrastructure, property development and media businesses. For further information about these directorships, please see the table below setting forth the list of directorships of some of our directors. From 2001 to 2006, he served as the Ambassador Plenipotentiary and Extraordinary of the Republic of the Philippines to the United States of America. Mr. del Rosario received his Bachelor of Science Degree in Economics from New York University.
Mr. Pedro E. Roxas has been a director of PLDT since March 1, 2001. He serves as a member of the Audit and Executive Compensation Committees of the Board of Directors of PLDT, and is an independent director of ePLDT. He is the Chairman and/or Chief Executive Officer/President of various business organizations in the fields of agri-business, sugar manufacturing and real estate development including Roxas Holdings Inc., Roxas and Company, Inc., Roxaco Land Corporation, Fuego Land Corporation, CADP Group Corporation and Hawaiian Philippine Sugar Company, the Second Vice Chairman of Brightnote Assets Corporation and a director of BDO Private Bank. Mr. Roxas received his Bachelor of Science Degree in Business Administration from University of Notre Dame, Indiana, U.S.A.
Mr. Tony Tan Caktiong has been a director of PLDT since July 8, 2008. He is the Chairman, President and Chief Executive Officer of Jollibee Foods Corporation, a leader in the fast food business, which owns and operates a chain of “Jollibee” restaurants nationwide and abroad, and other fast food chains including Chowking, Greenwich, Dèlifrance, Red Ribbon and Manong Pepe as well as a director of First Gen Corporation. Mr. Tan Caktiong is a recipient of numerous awards from various organizations, including the prestigious Philippine Entrepreneur of the Year Award in 2003 given by Ernst & Young, and the World Entrepreneur of the Year Award in 2004. Mr. Tan Caktiong honed his business skills by attending various courses and seminars in several educational institutions such as the Asian Institute of Management, Stanford University (Singapore) and Harvard University.
Mr. Alfred V. Ty has been a director of PLDT since June 13, 2006. He serves as a member of the Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. He is the Chairman of Asia Pacific Top Management International Resources, Corp. (Marco Polo Plaza Cebu), the Vice Chairman of Toyota Motors Philippines Corporation, the President of Federal Land, Inc., a director of Global Business Power Corp. and the Corporate Secretary of Metropolitan Bank and Trust Corporation and Metrobank Foundation, Inc. Mr. Ty received his Bachelor of Science Degree in Business Administration from the University of Southern California.
Mr. Ernesto R. Alberto was appointed in February 2008 as Head of Customer Sales and Marketing Group which was created to consolidate and synchronize all revenue generation relationship initiatives of PLDT including product/market development, product management, marketing, sales and distribution, and customer relationship management. He was the Corporate Business Head of PLDT from May 2003 until January 2008. He has over 20 years of work experience in the areas of corporate banking, relationship management and business development and, prior to joining PLDT in 2003, was a Vice President and Head of the National Corporate Group of Citibank N.A., Manila from 1996 to May 2003. He previously served as Vice President and Head of the Relationship Management Group of Citytrust Banking Corporation. Mr. Alberto holds directorships in certain subsidiaries of PLDT.
Mr. Rene G. Bañez was appointed as Administration and Materials Management Group Head in January 2008. He was the Chief Governance Officer of PLDT from October 2004 to March 3, 2008 and the Head of Support Services and Tax Management Group of PLDT from January 1999 to January 2001. He served as Commissioner of the Philippine Bureau of Internal Revenue from February 2001 to August 2002. Prior to joining PLDT, he was the Group Vice President for Tax Affairs of Metro Pacific Corporation for three years until December 1998.

Ms. Anabelle L. Chua, Treasurer and Head of Corporate Finance and Treasury of PLDT, concurrently holds the position of Chief Financial Officer of Smart. She holds directorships in several subsidiaries and affiliates of PLDT, is a member of the Board of Trustees of the PLDT Beneficial Trust Fund, and a director of the Philippine Stock Exchange, Inc. and Securities Clearing Corporation of the Philippines. She has over 15 years of work experience in the areas of corporate finance, treasury, financial control and credit risk management, and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998.
Mr. Jun R. Florencio, Head of Internal Audit and Fraud Risk Management, has over 20 years of work experience in the areas of external and internal audit, credit management, information technology, financial management, and controllership. He joined the Company in April 1999 and, prior to his present position, served as the Financial Reporting and Control Head up to March 2000. He previously held various positions in the finance organization of Eastern Telecommunications and was the Financial Controller of Smart for four years until March 1999.
Mr. Menardo G. Jimenez, Jr. was appointed as Business Transformation Office Lead for Revenue Composition Workstream in January 2008.  He was the Retail Business Head from June 2004 to December 31, 2007.  He had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions, during which he produced a number of international award-winning campaigns for said company and its radio and television programs.  In 2005, he won the first CEO Excel Award (Communications Excellence in Organizations) given by the International Association of Business Communicators mainly for effectively using communication strategies in managing the PLDT Retail Business team to meet its targets and achieve new heights in the fixed line business.  In 2006, his further achievements in handling the retail business of PLDT and his stint in Smart as officer-in-charge for marketing were recognized by the Agora Awards which chose him as its Marketing Man of the Year.
Mr. George N. Lim was appointed as Business Transformation Office Lead for Network Workstream in January 2008. He has over 25 years of work experience in telecommunications management. He was the Network Services Head from February 2003 to December 2007, Network Development and Provisioning Head from February 1999 to January 2003 and Marketing Head from December 1993 to February 1999. Mr. Lim holds directorships in some subsidiaries of PLDT.
Mr. Alfredo S. Panlilio is the President of PLDT Global Corporation with general management and strategic responsibilities for the international retail business. He has over 15 years of work experience in the fields of business development and information technology. Prior to joining PLDT in July 1999, he held management positions at IBM Philippines, Inc. and was the Vice President for Business Development of the Lopez Communications Group (ABS-CBN Broadcasting, BayanTel and Sky Cable) until June 1999. Mr. Panlilio holds directorships in several subsidiaries of PLDT and PLDT Global.
Mr. Claro Carmelo P. Ramirez has over 20 years of work experience in the field of marketing. He worked as Associate Director for Colgate Palmolive Company, Global Business Development in New York, and as Marketing Director for Colgate Palmolive Argentina, S.A.I.C. Prior to joining PLDT in July 1999, he was the Marketing Director of Colgate Palmolive Philippines, Inc.
Atty. Ma. Lourdes C. Rausa-Chan was appointed as Chief Governance Officer of PLDT in March 2008, concurrent with her positions as Corporate Secretary and Head of Corporate Affairs and Legal Services. She also serves as Corporate Secretary of several subsidiaries of PLDT. Prior to joining PLDT in November 1998, she was the Group Vice President for Legal Affairs of Metro Pacific Corporation where she worked for 11 years.
Mr. Victorico P. Vargas was appointed as Business Transformation Office Head in January 2008, concurrent with his position as Human Resources Group Head, to lead the business transformation initiatives of PLDT. He has over 20 years of work experience in various industries (insurance, consumer goods, real estate, banking and finance, telecommunications/information technology) in the area of human resource management. Prior to joining PLDT in February 2000, he served as the Country Human Resources Director of Citibank N.A., Manila and spent two years outside the Philippines as Country Human Resources Director of Citibank, N.A., Bangkok. Mr. Vargas is a director of several subsidiaries of PLDT.

Ms. June Cheryl A. Cabal, head of Financial Reporting and Controllership. She joined PLDT in June 2000 as an Executive Trainee in the Finance Group, then served as an Executive Assistant to the Corporate Finance and Treasury Sector Head from December 2000 to April 2002. Prior to her present position, she was the Head of Financial Reporting and Planning Center. She was the 2008 Young Achievers Awardee for Commerce and Industry conferred by the Philippine Institute of Certified Public Accountants. From 1993 to 1997, she was a senior associate in the business audit and advisory group of Sycip Gorres Velayo & Co. She is a director and the chief financial officer and treasurer of certain subsidiaries of PLDT and the PLDT-Smart Foundation, Inc. She received her Bachelor of Accountancy degree from the De La Salle University and her Master’s degree in Business Management from the Asian Institute of Management.
The following is a brief description of the business experience of our advisor and the other members of senior management of PLDT as at February 28, 2009:
Mr. Christopher H. Young is our chief financial advisor. He worked in PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as finance director, a position he held until he joined us in November 1998.
Atty. Ray C. Espinosa was appointed in March 2008 as Head of the Regulatory Affairs and Policies organization, in addition to his current functions as President and Chief Executive Officer of ePLDT. He is responsible for providing top level direction and coordinating closely with the various units of PLDT as well as all the subsidiaries and affiliates of PLDT to ensure effective implementation of government and telecommunications regulatory strategies, policies and other related matters. See Item 6. “Directors, Senior Management and Employees –– Directors, Key Officers and Advisors”.
Mr. Rolando G. Peña was appointed in January 2008 as Head of Customer Service Assurance Group. He is responsible for managing the overall development and implementation of strategies and programs covering network engineering and operations, facility provisioning and maintenance, and customer servicing and fulfillment. Mr. Peña has over 20 years of experience in telecommunication operations and was chosen as Electronics and Communications Engineer for the year 2000 by the Institute of Electronics and Communications Engineers of the Philippines. From 1999 to 2007, he was the Head of Network Services Division of Smart and prior to joining Smart in 1994, he was the First Vice President in charge of Technical Operations of Digital Telecommunications Philippines, Inc. Mr. Peña holds directorships in several subsidiaries of PLDT and Smart.
The following is a list of other private and public companies in which some of the aforenamed directors/ independent directors hold directorships:

Name of Companies
Name of Director	Public	Private
Helen Y. Dee	EEI Corporation	AY Holdings, Inc.
	Petro Energy Resources Corporation	Business Harmony Realty, Inc.
	Rizal Commercial Banking Corporation	Great Life Financial Assurance Corporation
(Chairman)
	Seafront Resources Corporation	Great Pacific Life Assurance Corp.
Grepalife Asset Management Corp. (Chairman)
Grepalife Fixed Income Fund Corp. (Chairman)
Hi-Eisai Pharmaceuticals, Inc. (Chairman)
Honda Cars Philippines, Inc.
Isuzu Philippines, Inc.
La Funeraria Paz, Inc.
Landev Corp. (Chairman)
Malayan Insurance Company (Chairman)
Manila Memorial Park Cemetery, Inc. (Chairman)
Mapua Information Technology Center, Inc. (Chairman)
MICO Equities, Inc.
Pan Malayan Management and Investment Corporation
(Vice Chairman)
Pan Malayan Realty Corp. (Chairman)
RCBC Forex Brokers Corp.
RCBC Savings Bank (Chairman)
South Western Cement Corporation

Ray C. Espinosa	Lepanto Consolidated Mining Company	Digital Paradise, Inc. (Chairman)
	PhilWeb Corporation	ePDS, Inc. (Chairman)
ePLDT Ventus, Inc. (Chairman)
Infocom Technologies, Inc. (Chairman)
Level Up! (Philippines), Inc. (Chairman)
netGames, Inc. (Chairman)
Parlance Systems, Inc. (Chairman)
SPi Technologies, Inc. (Chairman)
Vocativ Systems, Inc. (Chairman)

Name of Companies
Name of Director	Public	Private
Albert F. del Rosario	First Philippine Infrastructure, Inc.	Asia Insurance Philippines Corporation (Vice Chairman)
	Metro Pacific Investments Corporation	Bancholders, Inc.
Business World Publishing Corporation (Chairman)
Gotuaco del Rosario and Associates, Inc. (Chairman)
Infrontier (Philippines), Inc.
Landco Pacific Corporation
LMG Chemicals Corporation
Manila North Tollways Corporation
MediaQuest Holdings, Inc.
MediaScape, Inc.
Nation Broadcasting Corporation
Philippine Indocoil Corporation (Chairman)
Stratbase, Inc. (Chairman)

Oscar S. Reyes	Bank of the Philippine Islands	CEO’s Inc.
	Basic Energy Corporation	First Philippine Electric Company
	Manila Water Company, Inc.	In1 Archipelago Minerals, Inc.
	Pepsi Cola Products Philippines, Inc.	Link Edge, Inc. (Chairman)
Mindoro Resources Ltd.
MRL Gold Phils. Inc. (Chairman)
Petrolift, Inc.
Sun Life of Canada Phils. Inc.
Sun Life Dollar Advantage & Dollar Abundance Funds, Inc.
Sun Life Financial, Inc.
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
Compensation of Key Management Personnel of the PLDT Group
The aggregate compensation paid to our key officers and directors named above, as a group, for 2008 amounted to approximately Php450 million.

The following table below sets forth the aggregate amount of compensation paid in 2007 and 2008 and estimated amount of compensation expected to be paid in 2009 to: (1) the President and Chief Executive Officer, Napoleon L. Nazareno and four most highly compensated officers of PLDT, as a group, namely; Victorico P. Vargas, Anabelle L. Chua, Ernesto R. Alberto and Ma. Lourdes C. Rausa-Chan and (2) all other key officers, other officers and directors, as a group.

	2007		2008		2009
	Actual				Estimate
	(In millions)
President and CEO(1)(4) and four most highly compensated key officers:
Salary(2)	Php	36	Php	41	Php	49
Bonus(3)		9		8		10
Other compensation(4)		252		46		48

		297		95		107

All other key officers, other officers and directors as a group (excluding the President and CEO and four most highly compensated key officers):
Salary(2)		194		188		220
Bonus(3)		50		48		60
Other compensation(4)		1,063		266		223

	Php	1,307	Php	502	Php	503

(1)	The President and CEO receives compensation from Smart.

(2)	Basic monthly salary.

(3)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.

(4)	Includes variable pay, director’s fee and other payments. Variable pay is based on an annual incentive system that encourages and rewards the achievement of corporate objectives. It covers regular officers and executives of PLDT and is based on a percentage of their guaranteed annual cash compensation. Also includes LTIP payout in May 2007.
As approved by the Board of Directors of PLDT in a meeting held on January 27, 2009, each of the directors of PLDT is entitled to a director’s fee in the amount of Php200,000 (an increase from Php125,000) for each meeting of the Board of Directors attended. In addition, the directors who serve in the committees of the Board of Directors, namely, the Audit Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee, are each entitled to a fee in the amount of Php75,000 (an increase from Php50,000) for each committee meeting attended. Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors.
There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.
Long-Term Incentive Plan
On August 3, 2004, PLDT’s Board of Directors approved the establishment of the original LTIP, or Original LTIP, for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The Original LTIP was a four-year cash-settled share-based plan that covered the period from January 1, 2004 to December 31, 2007, or the Performance Cycle. The payment of awards was intended to be made at the end of the Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the Performance Cycle and a cumulative consolidated net income target for the Performance Cycle.
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
LTIP costs for the year ended December 31, 2008, 2007 and 2006 amounted to Php1,281 million, Php1,448 million and Php3,150 million, respectively. As at December 31, 2008 and 2007, outstanding LTIP liability amounted to Php2,749 million and Php1,494 million, respectively, see Note 23 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.
Executive Stock Option Plan
On April 27, 1999 and December 10, 1999, the board of directors and stockholders, respectively, of PLDT approved the executive stock option plan covering a total of 1,289,745 shares of common stock and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of shares of common stock to subscribe for any of the 1,289,745 shares of common stock issued pursuant to the executive stock option plan.
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
As at February 28, 2009, the total number of shares of common stock allocated for options granted to the chief executive officer, directors and key officers of PLDT, as a group, under the executive stock option plan was 206,942 shares.
Except for options granted to the officers, there are no other warrants or options held by PLDT’s officers or directors either singly or collectively.
Share Ownership
The following table sets forth information regarding ownership of our common stock and preferred stock, as at February 28, 2009, by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common and preferred shares.

	Shares of		Shares of
Name of Owner	Common Stock(1)		Preferred Stock

Manuel V. Pangilinan	221,450		360
Napoleon L. Nazareno	13,927	(2)	495
Helen Y. Dee	22,055	(3)	180
Ray C. Espinosa	16,243	(2)	—
Takashi Ooi	1		—
Tatsu Kono	100		—
Rev. Fr. Bienvenido F. Nebres, S.J.	2		—
Donald G. Dee	10,931,131	(4)	640
Oscar S. Reyes	1		360
Albert F. del Rosario	140,005	(5)	2,100

	Shares of		Shares of
Name of Owner	Common Stock(1)		Preferred Stock
Pedro E. Roxas	1		540
Alfred V. Ty	1		—
Tony Tan Caktiong	1		50
Ma. Lourdes C. Rausa-Chan	699	(2)	350
Ernesto R. Alberto	4,100		—
Rene G. Bañez	1		540
Anabelle L. Chua	13,878	(2)	—
Jun R. Florencio	15		530
Menardo G. Jimenez, Jr.	22		—
George N. Lim	5,356	(2)	360
Alfredo S. Panlilio	4,531		—
Claro Carmelo P. Ramirez	11,500		—
Victorico P. Vargas	2,878		180
June Cheryl A. Cabal	—		—
Christopher H. Young	51,813	(2)	—
Rolando G. Peña	—		—

(1)	As at December 31, 2008, under PLDT’s ESOP, all of the options to purchase shares of common stock of key officers and directors listed in the table above had been exercised. No options have been granted to non-executive directors. All outstanding options were exercisable at an exercise price of Php814 per share and had an expiration date of December 10, 2009. All outstanding options were fully vested as at December 10, 2004.

(2)	Includes PLDT common shares that have been lodged with the Philippine Central Depository, Inc.

(3)	Includes 21,957 PLDT common shares registered in the name of Hydee Management and Resources, Inc. As chairperson and president of Hydee Management & Resources, Inc., Ms. Dee may exercise voting rights in respect of and may be considered to have beneficial ownership of these shares.

(4)	Includes 5,024,788 PLDT common shares registered in the name of Social Security System and 5,906,342 PLDT common shares held of record by PCD Nominee Corporation. Mr. Dee, as Commissioner of the Social Security System, may exercise voting rights in respect of these shares and may be considered to have beneficial ownership of these shares.

(5)	Out of the 140,005 common shares, 15,000 common shares are under the name of Albert F. del Rosario and/or Margaret Gretchen del Rosario.
The aggregate number of shares of common and preferred stock directly and indirectly owned by directors, key officers and advisors listed above, as at February 28, 2009, was 11,439,711 and 6,685 respectively, or 6.1% and less than 0.1% of PLDT’s outstanding shares of common and preferred stock, respectively.
Board of Directors –– Independent Directors
At least four of our directors, namely, Rev. Fr. Bienvenido F. Nebres, S.J., Oscar S. Reyes, Pedro E. Roxas and Alfred V. Ty, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors. The independence standards/criteria are provided in our By-Laws and Manual on Corporate Governance pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.
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

Audit Committee
Our audit committee is composed of three members, all of whom are independent directors, namely, Rev. Fr. Bienvenido F. Nebres, S.J., who chairs the committee, Mr. Pedro E. Roxas and Mr. Oscar S. Reyes. Mr. Tatsu Kono, a non-independent member of our board of directors, Mr. Roberto R. Romulo, an independent member of our advisory board/committee, and Ms. Corazon de la Paz-Bernardo, a former member of our board of directors, serve as advisors to the audit committee. All of the members of our audit committee are financially literate and Ms. Corazon S. de la Paz-Bernardo, an advisor to the audit committee, is an accounting and financial management expert.
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
To carry its direct responsibility for the appointment, setting of compensation, retention and removal of the external auditors, the audit committee has the following duties and powers:
•	to review and evaluate the qualifications, performance and independence of the external auditors and the lead partner of the external auditors;

•	to select and appoint the external auditors and to remove or replace the external auditors;

•	to review and approve in consultation with the head of the internal audit organization and the chief financial advisor the fees charged by the external auditors for audit and non-audit services;

•	to pre-approve all audit and non-audit services to be provided by and all fees to be paid to the external auditors;

•	to ensure that the external auditors prepare and deliver annually the statement as to independence, to discuss with the external auditors any relationships or services disclosed in such statements that may impact the objectivity, independence or quality of services of said external auditors and to take appropriate action in response to such statement to satisfy itself of the external auditor’s independence;

•	to ensure that the external auditors or the lead partner of the external auditors having the primary responsibility for the audit of PLDT’s accounts is rotated at least once every five years;

•	to advise the external auditors that they are expected to provide the committee a timely analysis of significant/critical financial reporting issues and practices;

•	to obtain assurance from the external auditors that the audit was conducted in a manner consistent with the requirement under applicable rules; and

•	to resolve disagreements between management and the external auditors regarding financial reporting.
The audit committee also has the authority to retain or obtain advice from special counsel or other experts or consultants in the discharge of their responsibilities without the need for board approval.
Governance and Nomination Committee
Our governance and nomination committee is composed of five voting members, all of whom are regular members of our Board of Directors, and two non-voting members. Three of the voting members are independent directors namely, Rev. Fr. Bienvenido F. Nebres, S.J., Mr. Alfred V. Ty and Mr. Oscar S. Reyes. Two are non-independent directors namely, Mr. Tatsu Kono and Mr. Manuel V. Pangilinan who is the chairman of this committee. Mr. Victorico P. Vargas and Atty. Ma. Lourdes C. Rausa-Chan are the non-voting members.
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
Executive Compensation Committee
Our executive compensation committee is composed of five voting members, all of whom are regular members of our Board of Directors, and one non-voting member. Three of the voting members are independent directors, namely Mr. Pedro E. Roxas, Mr. Oscar S. Reyes and Mr. Alfred V. Ty, and two are non-independent directors, namely, Mr. Tatsu Kono and Mr. Albert F. del Rosario, who is chairman of this committee. Mr. Victorico P. Vargas is a non-voting member.
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
Technology Strategy Committee
Our technology strategy committee is composed of six members, all of whom are voting members.  One of the members is an independent director, namely Mr. Oscar S. Reyes, and four are non-independent directors, namely Mr. Manuel V. Pangilinan, who serves as chairman, Mr. Napoleon L. Nazareno, Mr. Ray C. Espinosa and Mr. Tatsu Kono. Mr. Orlando B. Vea, a member of our advisory board/committee, is the sixth member of this committee.
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
Discussed and evaluated the proposed adoption of (a) additional criteria for screening director and independent director nominees pursuant to the Amended Rules Implementing the Securities Regulation Code and other relevant rules and issuances, and (b) additional ground for disqualification from membership in the Audit Committee pursuant to the Commentary to Section 303A.07(a) of the NYSE Listed Company Manual.

Directors’ and Officers’ Involvement in Certain Legal Proceedings
The following is a description of the cases in which our Chairman, Manuel V. Pangilinan, our President and Chief Executive Officer, Mr. Napoleon L. Nazareno, our director, Mr. Albert F. del Rosario and our Corporate Secretary, Ms. Ma. Lourdes C. Rausa-Chan are respondents:
1.	Mr. Manuel V. Pangilinan, in his capacity as Chairman of the Board of Metro Pacific Corporation, a stockholder of Metro Tagaytay Land Company, Inc., or MTLCI, and four other individuals were respondents in I.S. 04-A-1057 for alleged violation of Article 315 (1)(b), or Estafa, of the Revised Penal Code filed by Mr. Vicente A. Tuason in behalf of Universal Leisure Club, Inc. (ULCI) and Mr. Jose L. Merin in behalf of Universal Rightfield Property Holdings, Inc. (URPHI).

In the complaint-affidavit, Messrs. Tuason and Merin alleged that, in violation of the trust reposed by ULCI and certain contractual commitments and representations, MTLCI, with the participation and/or conformity of the respondents, misappropriated and converted Php139 million that ULCI entrusted for the purpose of incorporating Golf Land Co., Inc. (GLCI), a corporation to be wholly-owned by MTLCI and to which a property of MTLCI was to be transferred in exchange for shares in GLCI. The said shares were then supposed to be transferred to ULCI.

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

On March 25, 2004, Mr. Pangilinan submitted his counter-affidavit in I.S. No. 04-A-1057, including therein counter-charges against Messrs. Tuason and Merin for Perjury and Unjust Vexation. These counter-charges were docketed as I.S. No. 04-C-5493-94.

In a Joint Resolution dated June 7, 2004, the City Prosecution Office of Makati dismissed all charges in the Estafa case against Mr. Pangilinan as well as the counter-charges for Perjury and Unjust Vexation against Messrs. Tuason and Merin.

On November 16, 2004, MTLCI, through Mr. Pangilinan and ULCI, through Messrs. Tuason and Merin, filed with the Philippine Department of Justice, or DOJ, their respective Petitions for Review assailing the Resolution of the City Prosecution Office of Makati. Thereafter, the complainants and respondents including Mr. Pangilinan filed, with the assistance of their respective counsels, a Joint Motion to Dismiss (with prejudice) the charges and counter-charges subject of the investigation before the DOJ.

On March 20, 2006, Mr. Pangilinan, through counsel, filed a Manifestation and Motion reiterating the parties’ prayer in their Joint Motion to Dismiss that the cases be dismissed with prejudice. On March 6, 2008, the DOJ promulgated a Resolution dismissing the appeal by ULCI of the Resolution of the City Prosecution Office of Makati dismissing ULCI’s complaint for Estafa against Mr. Pangilinan, et al. The same Resolution of the City Prosecution Office of Makati dismissed Mr. Pangilinan’s counter-charges (perjury and unjust vexation) against Messrs. Tuason and Merin of ULCI. Mr. Pangilinan also appealed against the said Resolution of the City Prosecution Office of Makati before the DOJ. The DOJ has yet to rule on Mr. Pangilinan’s appeal which remains pending despite the parties’ Joint Motion to Dismiss.

2.	Mr. Napoleon L. Nazareno, in his capacity as President and Chief Executive Officer of Smart, is a respondent in a complaint docketed as I.S. 07-3216-F filed with the Cebu City Prosecutor’s Office by Integrated Distribution Network, Inc., or IDNI, for alleged estafa and violation of R.A. 8484 or the “Access Devices Regulation Act of 1988”. IDNI alleged that Smart, through its directors and officers including Mr. Nazareno (respondent in this complaint), perpetrated fraud by blocking the SIMs of its sub-dealers. The dispute arose from contracts executed between Smart and IDNI on roving billboards. The parties entered into a settlement agreement allowing IDNI to purchase electronic load from Smart within a specific period and for a specified amount. It is Smart’s position that IDNI’s cause of action, if any, is purely civil in nature.

The Cebu City Prosecutor’s Office issued a Resolution dated November 12, 2007, finding probable cause to indict respondents for estafa and violation of R.A. 8484 or the “Access Devices Regulation Act of 1988”. On January 10, 2008, Mr. Nazareno filed a Petition for Review before the DOJ seeking the reversal of the Resolution mentioned above. On May 13, 2008, the DOJ issued a Resolution granting the Petition for Review. In said Resolution, the DOJ directed the Prosecutor of Cebu City to cause the withdrawal of the complaint for estafa and violation of the Access Devices Regulation Act of 1988, if any has been filed in court, against Mr. Nazareno.

On July 15, 2008, the complainant filed a Motion for Reconsideration of the aforementioned DOJ Resolution and on October 3, 2008, Mr. Nazareno together with the other respondents filed their Opposition. The Motion for Reconsideration filed by the complainant is pending resolution by the DOJ.

3.	Messrs. Napoleon L. Nazareno and Albert F. del Rosario and other directors and officers of the former PDCP Bank and some officers of the Bangko Sentral ng Pilipinas and Development Bank of the Philippines, are respondents in a complaint docketed as I.S. No. 2004-631 filed by Chung Hing Wong/Unisteel/Unisco Metals, Inc. with the DOJ, for alleged syndicated estafa, estafa through falsification of documents, other deceits, malversation and robbery. In the complaint-affidavit, the complainant alleged that the officers and directors of PDCP Bank deceived the complainant to secure a loan from PDCP Bank through misrepresentation and with the sinister purpose of taking over the complainant’s corporation. As stated in their respective counter-affidavits, the charges against the PDCP directors including Messrs. Nazareno and del Rosario are manifestly unmeritorious. These directors have not personally met the complainants, nor are they parties to the questioned transactions and, as such, could not have deceived the complainants in any manner. The complaint was referred to the Office of the Ombudsman, or OMB, by the DOJ on October 30, 2007 considering that some of the respondents are public officers and the offenses charged were committed in the performance of their official functions.

Meanwhile, on July 23, 2008, Chung Hing Wong filed with the DOJ a Motion for Reconsideration of a Resolution of the DOJ dated September 7, 2007 dismissing his complaint. It appears that prior to forwarding the case records to the OMB, the DOJ had prepared a Resolution recommending the dismissal of the complaint but did not release the said Resolution to the parties because it wanted the OMB to conduct a review of the DOJ Resolution in view of the fact that some of the respondents in the case are public officers.

In an Order dated July 30, 2008, the OMB confirmed that it was conducting a review of the said DOJ Resolution for the abovestated reason and that its authority relative to the case forwarded to it by the DOJ is limited to a review of the DOJ Resolution and not to conduct another preliminary investigation of the case. The review of the DOJ Resolution is still pending with the OMB.

4.	Mr. Albert F. del Rosario and other former directors/officers, and Ms. Ma. Lourdes C. Rausa-Chan and other former corporate secretaries/assistant corporate secretaries of Steniel Cavite Packaging Corporation, Metro Paper and Packaging Products, Inc., AR Packaging Corporation and Starpack Philippines Corporation, are respondents in a case docketed as OMB C-C-04-0363-H (CPL No. C-04-1248), in the OMB. The complaint is for alleged: (a) violation of R.A. 3019 (otherwise known as the Anti-Graft and Corrupt Practices Act); (b) estafa thru falsification of public documents; (c) falsification of public documents under Article 171, in relation to Article 172, of the Revised Penal Code (RPC); (d) infidelity in the custody of public documents under Article 226 of the RPC; and (e) grave misconduct. It relates to various tax credit certificates (allegedly fraudulent, with spurious and fake supporting documents) issued to Victory Textile Mills, Inc. (allegedly, a non-existent corporation with fictitious incorporators and directors) and transferred to several companies including the aforesaid companies. The complaints against Mr. del Rosario and Ms. Rausa-Chan involve the first two offenses only and in their capacity as director and corporate secretary, respectively, of Metro Paper and Packaging Products, Inc. In the opinion of the legal counsel of Mr. del Rosario and Ms. Rausa-Chan, there are no legal and factual bases for their inclusion as respondents in this complaint. Mr. del Rosario and Ms. Rausa-Chan had no participation or involvement in the alleged anomalous acquisition and transfer of the subject tax credit certificates. The case is still pending with the OMB.

Employees and Labor Relations
As at December 31, 2008, we had 29,904 employees within the PLDT Group, with 5,602, 7,813 and 16,489 employees in our wireless, fixed line and ICT groups, respectively. PLDT had 7,590 employees as at December 31, 2008, of which 38% were rank-and-file employees, 56% were management/supervisory staff and 6% were executives. This number represents a decrease of 319, or approximately 4%, from the staff level as at December 31, 2007, mainly as a result of the ongoing manpower rightsizing program. From a peak of 20,312 employees, as at December 31, 1994, PLDT’s number of employees declined by 12,722 employees, or 63%, as at December 31, 2008. As at December 31, 2007, we had 30,255 and 7,909 employees within the PLDT Group and PLDT, respectively. The decrease in the number of employees within the PLDT Group from 2007 to 2008 primarily resulted from the reduction in the number of employees in our business process outsourcing and call center businesses.
PLDT has three employee unions, the members of which in the aggregate 5,602 represent 19% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.
On November 16, 2006, PLDT and the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, concluded and signed a new three-year Collective Bargaining Agreement, or CBA, covering the period from November 9, 2006 to November 8, 2009. This CBA provides each member a signing bonus equivalent to one month’s salary (computed at the salary rate prevailing prior to November 9, 2006) plus Php15,000; increase of the monthly salary of Php2,150, Php2,200 and Php2,550 for the first, second and third year, respectively; an increase in the yearly Christmas gift certificate from Php7,000 to Php8,000; an increase in the amount of coverage under the group life insurance plan from Php500,000 to Php650,000; an additional contribution of Php1 million to the Educational Loan Fund; and Php35,000 funeral assistance for the death of a dependent. Other provisions of this CBA include increases in the rice subsidy and professional fee for dependent’s hospitalization.
On May 28, 2008, a new CBA covering a three-year period starting from January 1, 2008 was signed by PLDT and PLDT Sales Supervisors’ Union, or PSSU, which provided for salary increases for the period from January 1, 2008 to December 31, 2008 and for an agreement to be subsequently reached between PLDT and PSSU on salary increases for 2009 and 2010. With regard to the period from January 1, 2008 to December 31, 2008, this new CBA provided for an increase of the monthly salary by 5% of basic wage or Php1,600, whichever is higher, plus a lump sum payment of Php40,000 for 2008; a goodwill signing bonus of Php30,000; an expeditious agreement bonus of Php43,000; a one-time lump sum clothing accessory allowance of Php6,000; an increase in yearly Christmas gift certificate from Php8,000 to Php9,000; and additional contribution of Php100,000 to the Educational Trust Fund. Other provisions included increases in rice subsidy and hospitalization benefits for dependents. On January 16, 2009, pursuant to the CBA, PLDT and PSSU reached an agreement on salary increases for 2009 and 2010, which provided for an increase of the monthly salary by 11% of basic wage or Php3,000, whichever is higher, plus Php5,000 lump sum bonus and Php5,000 incentive bonus effective January 1, 2009, and an increase of the monthly salary by 10% of basic wage or Php2,600, whichever is higher, effective January 1, 2010.
On December 18, 2008, a new CBA was concluded and signed by PLDT and Gabay ng Unyon sa Telekomunikasyon ng mga Superbisor, or GUTS, covering a three-year period from January 1, 2008 to December 31, 2010. This CBA provides for increases of the monthly salary by 9% of basic pay or Php2,200, whichever is higher, for the first year of the CBA; 11% of basic pay or Php3,000, whichever is higher for the second year of the CBA; 10% of basic pay or Php2,600, whichever is higher for third year of the CBA. Other provisions include increases in rice subsidy, Christmas gift certificate and hospitalization benefits for dependents.
Pension and Retirement Benefits
Defined Benefit Plans
We have defined benefit pension plans, covering substantially all of our employees, except the employees of Smart. The plans require contributions to be made to a separate administrative fund.
PLDT has a trustee-managed, non-contributory defined benefit plan covering all permanent and regular employees. The benefit plan provides benefits upon normal retirement beginning at age 65, early retirement beginning at age 50 or completion of at least 30 years of credited service, voluntary resignation with completion of at least 15 years of credited service, total and physical disability, death and involuntary separation. Benefits are based on the employee’s final monthly basic salary and length of service.

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
In the event the benefit plan’s assets are insufficient to pay the required retirement benefits, PLDT would be obligated to fund the amount of the shortfall. In addition, claims of PLDT’s employees for retirement benefits that have accrued would rank above the claims of all other creditors of PLDT, in the event of PLDT’s bankruptcy or liquidation.
Defined Contribution Plan
Smart maintains a trustee-managed, tax-qualified, multi-employer plan covering substantially all permanent and regular employees. The plan has a defined contribution format limiting Smart’s obligation to a specified contribution to the plan. It is being financed by the participating companies (Smart and its subsidiary, I- Contacts) and contribution by employees is optional.
We spent Php725 million for pension, retirement and similar benefits for our employees for the year ended December 31, 2008. In addition, Php417 million was recognized in respect of the enhanced separation package of 362 employees who were covered by PLDT’s manpower rightsizing program. For more information about the benefit plan including the total amount set aside to provide pension retirement or similar benefits, see Note 5 — Income and Expenses and Note 23 — Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.
Item 7. Major Shareholders and Related Party Transactions
The following table sets forth information regarding ownership of shares of PLDT’s common stock as at February 28, 2009, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of common stock, or, collectively, our Major Shareholders. All shares of PLDT’s common stock have one vote per share. Our Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s common stock.

	Name and Address		Name of Beneficial	Number of
Title	of Record Owner and	Place of	Owner and Relationship	Shares Held of		Percentage
of Class	Relationship With Issuer	Incorporation	with Record Owner	Record		of Class
Common	Metro Pacific Resources, Inc.(1)	Philippine	Same as Record Owner	15,745,172	(3)	8.40
	c/o Corporate Secretary	Corporation
	18th Floor, Liberty Center,
	104 H. V. dela Costa St.
	Salcedo Village, Makati City

Common	Philippine Telecommunications	Philippine	Same as Record Owner	26,034,263	(3)	13.89
	Investment Corporation(2)	Corporation
	12th Floor Ramon Cojuangco Bldg.
	Makati Avenue, Makati City

Common	NTT Communications Corporation(4)	Japanese	See Footnote (6)	12,633,487		6.74
	1-1-6 Uchisaiwai-cho	Corporation
	1-Chome, Chiyoda-ku
	Tokyo 100-8019, Japan

Common	NTT DoCoMo, Inc.(5)	Japanese	See Footnote (6)	18,234,821	(6)	9.73
	41st Floor, Sanno Park Tower	Corporation
	2-11-1 Nagata-cho, Chiyoda-ku Tokyo 100-6150, Japan

Common	Social Security System(7)	Philippine	Same as Record Owner	5,024,788		2.68
	SSS Building	Corporation
	East Avenue, Quezon City

Common	PCD Nominee Corporation(8)	Philippine	See Footnote (8)	61,542,659		32.83
	37/F Enterprise Building, Tower I	Corporation
	Ayala Avenue cor. Paseo de Roxas
	Makati City

Common	J. P. Morgan Asset Holdings	HongKong	See Footnote (9)	43,097,297		22.99
	(HK) Limited(9)	Corporation
	(various accounts)
	20/F Chater House
	8 Connaught Road
	Central, Hongkong

Common	Capital Research Global Investors(10)	Delaware Corporation	See Footnote (10)	15,098,070		8.05

(1)	In addition to the 15,745,172 shares owned on record by Metro Pacific Resources, Inc., or MPRI, MPRI beneficially owned 650,000 shares held of record by PCD Nominee Corporation, or PCD, as of February 28, 2009. The total shareholdings of MPRI is 16,395,172 shares of PLDT common stock representing 8.74% of the outstanding common stock of PLDT as at February 28, 2009. Based on a resolution adopted by the Board of Directors of MPRI, Mr. Manuel V. Pangilinan has been appointed as proxy or duly authorized representative of MPRI to represent and vote the PLDT shares of common stock of MPRI at the Annual Meeting of stockholders of PLDT.

(2)	Pursuant to a resolution adopted by the Board of Directors of PTIC, the chairman of PTIC, Mr. Manuel V. Pangilinan, has the continuing authority to represent PTIC at any and all meetings of the stockholders of a corporation in which PTIC owns of record or beneficially any shares of stock or other voting security, and to sign and deliver, in favor of any person he may deem fit, a proxy or other power of attorney, with full power of delegation and substitution, authorizing his designated proxy or attorney-in-fact to vote any and all shares of stock and other voting securities owned of record or beneficially by PTIC at any and all meetings of the stockholders of the corporation issuing such shares of stock or voting securities.

(3)	First Pacific Group beneficially owned 26.37% of the outstanding common stock of PLDT as at February 28, 2009 by virtue of PLDT common shareholdings by intermediate holding companies, including PTIC and MPRI.

(4)	Based on publicly available information, NTT Communications is a wholly-owned subsidiary of NTT. Based on a certification signed by a duly authorized officer of NTT Communications, Mr. Jun Sawada is authorized to execute for and on behalf of NTT Communications, endorsements, transfers, and other matters relating to the shares of PLDT common stock held by NTT Communications.

(5)	The total shareholdings of NTT DoCoMo is 26,768,074 shares of PLDT common stock, of which 18,234,821 are owned on record by NTT DoCoMo, and 8,533,253 are shares of PLDT common stock underlying ADS representing 14.28% of the outstanding common stock of PLDT as at February 28, 2009. Based on publicly available information, NTT DoCoMo is a majority-owned and publicly traded subsidiary of NTT. Based on a certification signed by a duly authorized officer of NTT DoCoMo, Mr. Toshinari Kunieda or Mr. Matsuo Yamamoto, is authorized to execute for and on behalf of NTT DoCoMo, endorsements, transfers and other matters relating to the PLDT shares of common stock held by NTT DoCoMo.

(6)	NTT DoCoMo completed an acquisition of 12,633,486 shares of PLDT common stock from NTT Communications on March 14, 2006. From March 23, 2007 to February 11, 2008, NTT DoCoMo acquired through open market purchases a total of 14,134,588 additional shares of PLDT common stock. The total shareholdings of NTT DoCoMo is 26,768,074 shares of PLDT common stock (of which 18,234,821 are owned on record by NTT DoCoMo and 8,533,253 are shares of PLDT common stock underlying ADS) representing 14.28% of the outstanding common stock of PLDT as at February 28, 2009.

In publicly available reports filed by NTT Communications and NTT DoCoMo, it is stated that because of NTT’s ownership of all the outstanding capital stock of NTT Communications and a majority of the common stock of NTT DoCoMo, together with certain contractual arrangements including the Cooperation Agreement dated January 31, 2006, NTT, NTT Communications and NTT DoCoMo may be considered to constitute a “group” within the meaning of Section 13(d)(3) of the U.S Securities Exchange Act of 1934, as amended. Therefore, each of them may be deemed to have beneficial ownership of the 39,401,561 shares in aggregate held by NTT Communications and NTT DoCoMo, representing approximately 21% of the outstanding shares of common stock of PLDT as at February 28, 2009.

(7)	In addition to the 5,024,788 shares owned on record by the SSS, SSS also beneficially owned 5,906,342 shares of PLDT common stock held of record by PCD as at February 28, 2009. The total beneficial shareholdings of SSS is 10,931,130 shares of PLDT common stock representing 5.83% of the outstanding common stock of PLDT as at February 28, 2009. Based on a resolution adopted by the Board of Directors of the SSS Mr. Donald G. Dee, as Commissioner of the SSS, has been authorized to represent and vote the shares of PLDT common stock of SSS in the annual meeting of stockholders of PLDT.

(8)	Registered owner of shares held by participants in the Philippine Depository and Trust Co., or PDTC, a private company organized to implement an automated book entry system of handling securities transactions in the Philippines. Under the PDTC procedures, when an issuer of a PDTC-eligible issue will hold a stockholders’ meeting, the PDTC will execute a pro-forma proxy in favor of its participants for the total number of shares in their respective principal securities account as well as for the total number of shares in their client securities account. For the shares held in the principal securities account, the participant concerned is appointed as proxy with full voting rights and powers as registered owner of such shares. For the shares held in the client securities account, the participant concerned is appointed as proxy, with the obligation to constitute a sub-proxy in favor of its clients with full voting and other rights for the number of shares beneficially owned by such clients. Based on available information, none of the owners of the PLDT common shares registered under the name of PCD owned more than 5% of PLDT’s outstanding common stock as at February 28, 2009, except The Hongkong and Shanghai Banking Corp. Ltd.–Clients, which owned approximately 17.32% of PLDT’s outstanding common stock as at February 28, 2009. PLDT has no knowledge if any beneficial owner of the shares under The Hongkong and Shanghai Banking Corp. Ltd.–Clients owned more than 5% of PLDT’s outstanding common stock as at February 28, 2009.

The PCD account also includes 650,000 shares beneficially owned by the MPRI, 5,906,342 shares beneficially owned by the SSS and 12,461,130 shares beneficially owned by Capital Research Global Investors or CRGI.

(9)	Holds shares as nominee of JPMorgan Chase Bank, successor depositary under the Common Stock Deposit Agreement, dated October 14, 1994, as amended on February 10, 2003, between JPMorgan Chase Bank and the holders of ADRs, evidencing ADSs, representing shares of common stock of PLDT (the “Deposit Agreement”). Under the Deposit Agreement, if the depositary does not receive voting instructions from a holder of ADRs, such holder will be deemed to have instructed the depositary to provide a discretionary proxy to a person designated by PLDT for the purpose of exercising the voting rights pertaining to the shares of common stock represented by such holder of ADRs, except that no discretionary proxy will be given with respect to any matter as to which substantial opposition exists or which materially and adversely affects the rights of the holders of such ADRs.

This account also includes 2,636,940 shares of PLDT common stock underlying ADSs beneficially owned by CRGI and 8,533,253 shares of PLDT common stock underlying ADS beneficially owned by NTT DoCoMo.

(10)	According to the Schedule 13G of CRGI filed with the U.S. SEC on February 17, 2009, CRGI, as an investment adviser, beneficially owned 15,098,070 shares of PLDT common stock. In a letter to PLDT dated March 13, 2009, CRGI confirmed that they still hold 15,098,070 shares of PLDT common stock, which includes 2,636,940 shares of PLDT common stock underlying ADSs and 12,461,130 shares of PLDT common stock held of record by PCD.
As at February 28, 2009, approximately 86.37% of the outstanding capital stock of PLDT was registered in the names of Philippine persons.
Related Party Transactions
For a detailed discussion of our material related party transactions, see Note 22 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18.
Except for the transactions discussed in Note 22 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18, there were no other material related party transactions during the last three financial years, nor are there any material transactions currently proposed between PLDT and any (i) any director, officer, direct or indirect owner of 10% or more of the outstanding shares in PLDT; (ii) any close family member of such director, officer or owner; (iii) associates of PLDT; (iv) enterprises controlling, controlled by or under common control with PLDT; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any director, officer or owner of 10% or more of the outstanding shares in PLDT or any close family member of such director, key officer or owner, or collectively, the Related Parties.
There was no outstanding indebtedness at any time during the last three financial years that was owed to PLDT and/or its subsidiaries by any Related Party.
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
NTC supervision and regulation fees, or SRF
Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s position, which was upheld by the Court of Appeals but rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing or implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. On April 3, 2008, PLDT complied with the Supreme Court Resolution by paying the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million to the NTC. PLDT protested and disputed NTC’s assessments in the total amount of Php2,870 million which included penalties and NTC’s computation thereof which PLDT believes is contrary to applicable laws and without any legal basis. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded for payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing the balance of its assessment, including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment and demand letters. On September 8, 2008, the Solicitor General, as counsel of, and representing, the NTC, filed its Comment to the Petition. On September 22, 2008, PLDT filed its Reply (To the Comment of the NTC). The Petition remains pending with the Court of Appeals as at December 31, 2008.
Taxation
National Internal Revenue Taxes
PLDT has filed various cases against the Commissioner of the Bureau of Internal Revenue for refunds and/or tax credit of:
•	erroneously paid value-added taxes, compensating taxes, advance sales taxes and other internal revenue taxes on PLDT’s importation of various equipment, machinery, and spare parts; and

•	erroneously paid withholding tax on separation pay of employees who availed themselves of the benefits under the Manpower Reduction Program.
In the case of the claim for refund of erroneously paid value-added taxes, compensating taxes, advance sales taxes and other internal revenue taxes on PLDT’s importation of various equipment, machinery and spare parts, the Supreme Court, on December 15, 2005, rendered a decision partially granting the claim for refund or tax credit certificates and ordering the Commissioner of Internal Revenue, or CIR, to issue a Tax Credit Certificate or to refund to PLDT Php95 million representing erroneously collected advance sales tax and compensating tax. PLDT filed a Motion for Execution with the Second Division of the Court of Tax Appeals which was opposed by the CIR. The Second Division of the Court of Tax Appeals granted the Motion for Execution but the CIR appealed the said decision to the Court of Tax Appeals En Banc. On May 27, 2008, the Court of Tax Appeals En Banc denied the said appeal and upheld the decision of the Second Division of the Court of Tax Appeals. A Writ of Execution dated October 2, 2008 has been issued by the Second Division of the Court of Tax Appeals addressed to the CIR.
The case of the claim for refund of erroneously paid withholding tax on separation pay was denied by the Second Division of the Supreme Court in its Decision dated January 31, 2008. PLDT filed a Motion for Reconsideration on the said Decision, and the same was denied with finality in a Resolution dated August 11, 2008.
Local Business and Franchise Taxes
PLDT and Smart currently face various local business and franchise tax assessments by different local government units.
PLDT and Smart believe that under Philippine laws then prevailing, they are exempt from payment of local franchise and business taxes to local government units and are contesting the assessment of these taxes in some of these cases.

For more information, see Note 25 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18.
Real Property Tax
Based on its franchise and court precedents, Smart has long taken the position that it is exempt from property tax.
The tax provision under Smart’s franchise (R.A. 7294) provides that “the grantee, its successors or assignees shall be liable to pay the same taxes on their real estate, buildings and personal property, exclusive of this franchise, as other persons or corporations which are now or hereafter may be required by law to pay.”
In a dispute involving real property taxes levied on Smart by the City of Surigao, the Court of Appeals held in 2006 that Smart was exempt from the payment of real property taxes on its properties that are actually, directly and exclusively used in the operation of its franchise.
However, notwithstanding that the Supreme Court held in two earlier decisions in respect of other telecommunications operators that all real properties which are actually, directly and exclusively used in the operation of the franchise are exempted from any property tax, the Supreme Court held in December 2008 in a decision involving Digital Telecommunications Philippines, Inc. that a franchisee is liable to pay taxes on its real estate and personal property, except for taxes on the franchise itself. Although it is not clear from the court rulings as to the scope of the tax obligations of Smart under the franchise, Smart may be liable for real property taxes on its properties in view of the Supreme Court’s decision in December 2008.
For more information, see Note 25 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18.
Dividend Distribution Policy
Please see Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and please see Item 3. “Key Information – Dividends Declared” and Note 7 – Earnings Per Common Share to the accompanying audited consolidated financial statements in Item 18 for tables that show dividends declared in 2008.
Item 9. The Offer and Listing
Common Capital Stock and ADS
The shares of common stock of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and, prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an ADR facility was established, pursuant to which Citibank, N.A., as the Depositary, issued ADRs evidencing ADSs with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary of PLDT’s ADR Facility. The ADSs are listed on the NYSE and are traded on the NYSE under the symbol of “PHI”.
For the two months ended February 28, 2009, a total of 4.0 million shares of PLDT’s common capital stock were traded on the Philippine Stock Exchange. During the same period, the volume of trading was 4.2 million ADSs on the NYSE.
As at December 31, 2008, 10,731 stockholders were Philippine persons and held approximately 36% of PLDT’s common capital stock. In addition, as at December 31, 2008, there were a total of approximately 45 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 368 holders.

High and low sales prices for PLDT’s common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	Philippine Stock				New York Stock
	Exchange				Exchange
	High		Low		High		Low
2009
First Quarter
January	Php	2,240.00	Php	2,010.00	US$	48.29	US$	42.18
February		2,305.00		2,080.00		49.80		43.56

2008		3,175.00		1,810.00		76.72		36.05
First Quarter		3,175.00		2,520.00		76.72		61.49
Second Quarter		2,820.00		2,285.00		68.96		50.95
Third Quarter		2,795.00		2,240.00		62.97		51.10
September		2,795.00		2,445.00		59.98		51.10
Fourth Quarter		2,725.00		1,810.00		57.38		36.05
October		2,725.00		1,810.00		57.38		36.05
November		2,400.00		1,895.00		49.00		38.25
December		2,395.00		2,000.00		50.86		43.71

2007		3,285.00		2,250.00		76.30		45.25
First Quarter		2,820.00		2,250.00		56.62		45.25
Second Quarter		2,730.00		2,390.00		58.88		50.05
Third Quarter		2,950.00		2,270.00		65.16		48.00
Fourth Quarter		3,285.00		2,900.00		76.30		64.90
2006		2,610.00		1,675.00		51.90		32.15
2005		1,860.00		1,310.00		34.35		23.50
2004		1,505.00		810.00		27.03		14.38
Item 10. Additional Information
Articles of Incorporation and By-Laws
The following summarizes certain provisions of PLDT’s Articles of Incorporation and By-Laws and applicable Philippine law. This summary is qualified in its entirety by reference to the Corporation Code of the Philippines (the Corporation Code) and PLDT’s Articles of Incorporation and By-Laws. Information on where investors can obtain copies of the Articles of Incorporation and By-Laws is described under the heading “Documents Available.”
Purpose of PLDT
PLDT’s Articles of Incorporation have been filed with the Philippine SEC and PLDT has been issued Philippine SEC Reg. No. 55. The Second Article of PLDT’s Articles of Incorporation provides that the purposes for which PLDT was formed are to install, maintain, and operate any and all kinds of equipment for communications; to install, maintain, operate or lease telephone lines and systems, and to purchase, sell and deal in all kinds of products which may be combined with the building, installing and operation of those systems and lines and in general, to engage in any and all acts and business which may be necessary or convenient, in the furtherance of such lines of communication and business.
Directors
PLDT’s Amended By-Laws provide that the board of directors shall consist of thirteen members, each of whom must hold at least one share of the common stock of PLDT in his own name and possess the minimum qualifications and have none of the disqualifications provided in the By-Laws. There are no provisions in PLDT’s Amended Articles of Incorporation or Amended By-Laws with respect to (a) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, (b) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body, (c) borrowing powers exercisable by the directors and how such borrowing powers can be varied, or (d) retirement or non-retirement of directors under an age limit requirement.

Description of PLDT Capital Stock
Authorized Capital Stock
The authorized capital stock of PLDT is Php9,395 million divided into two classes consisting of 234 million shares of Common Capital Stock with a par value of Php5 per share (the Common Stock) and 822.5 million shares of serial Preferred Stock with a par value of Php10 per share (the Preferred Stock).
Common Stock
Set out below is a statement of the dividend, voting, pre-emption and other rights of the holders of Common Stock as set out in the Articles of Incorporation and/or By-Laws of PLDT:
(a)	After the requirements with respect to preferential dividends on the serial Preferred Stock shall have been met and after PLDT shall have complied with all the requirements, if any, with respect to the setting aside of sums as purchase, retirement or sinking funds, the holders of the Common Stock shall be entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefor.

(b)	After distribution in full of the preferential amounts to be distributed to the holders of serial Preferred Stock in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of PLDT, the holders of Common Stock shall be entitled to receive all the remaining assets of PLDT of whatever kind available for distribution to stockholders ratably in proportion to the number of Common Stock held by them, respectively.

(c)	Except as may be otherwise required by law, or by the Articles of Incorporation of PLDT, each holder of Common Stock shall have one vote in respect of each share of such stock held by him on all matters to be voted upon by the stockholders, and the holders of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. At every election of directors, a holder of Common Stock is entitled to vote such shares of Common Stock held by him for as many persons as there are directors to be elected, or to cumulate said shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or to distribute such votes on the same principle among as many candidates as he shall think fit.
In addition to the foregoing rights, the Corporation Code provides for other stockholders’ rights generally, which include:
(a)	Appraisal right or the right of a dissenting stockholder to demand payment of the fair value of his shares of stock in the following instances: (i) in case any amendment to the articles of incorporation has the effect of changing or restricting the rights of any stockholders or class of shares, or of authorizing preferences in any respect superior to those of outstanding shares of any class, or of extending or shortening the term of corporate existence; (ii) in case of sale, lease, exchange, transfer, mortgage, pledge or other disposition of all or substantially all of the corporate property and assets of the corporation; (iii) in case of merger or consolidation; and (iv) in case of investment of funds of the corporation in any other corporation or business or for any purpose other than the primary purpose for which it was organized, except where the investment by the corporation is reasonably necessary to accomplish its primary purpose as stated in its articles of incorporation.

(b)	The right to approve certain corporate acts, such as (i) election of directors; (ii) removal of directors; (iii) extension or shortening of the corporate term; (iv) increase or decrease of capital stock, and incurring, creating or increasing bonded indebtedness; (v) sale or other disposition of all or substantially all of the corporate assets; (vi) investment of corporate funds in any other corporation or business or for any purpose other than the primary purpose for which it was organized except where the investment is reasonably necessary to accomplish its primary purpose as stated in the corporation’s articles of incorporation; (vii) declaration of stock dividend; (viii) entering into a management contract with another corporation; (ix) plan of merger or consolidation; and (x) voluntary dissolution of the corporation by shortening the corporate term.

(c)	The right to inspect at reasonable hours on business days the records of all business transactions of the corporation and the minutes of any meeting; however, the stockholders’ right to inspect corporate records and books is not an absolute right so that the corporation may deny said right on the basis of impropriety of the purpose or motive of the stockholder.

(d)	The right to be furnished the most recent financial statements of the corporation, within ten (10) days from receipt by the corporation of a written request from a stockholder. The same right exists at the annual meeting of stockholders at which the board of directors must present to the stockholders a financial report of the operations of the corporation for the preceding year which shall include financial statements duly signed and certified by an independent certified public accountant.
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
Meetings
The Corporation Code requires corporations to hold an annual meeting of stockholders and to send notice thereof to stockholders. Under PLDT’s By-Laws, the annual meeting of stockholders shall be held at the principal office of the corporation, or at such other place designated by the board of directors in the city or municipality where the principal office of the corporation is located, on the second Tuesday in June of each year. In the annual meeting, the board of directors shall be elected and such other business may be transacted as shall come before the meeting. At least fifteen (15) business days written or printed notice of the date, time and place of holding every annual stockholders’ meeting shall be given by the Secretary or by an Assistant Secretary by personal delivery or by mail to each stockholder at his or her last known place of residence or business. Special meetings of stockholders may be called at any time by the President or three (3) of the Directors or by a number of stockholders representing two-thirds (2/3) of the subscribed capital stock. Notice in writing of such meeting stating the date, time or place thereof, shall be given to each stockholder by the Secretary or Assistant Secretary or, in case of his absence, inability, refusal or neglect to act, then by the President, Directors or stockholders calling said meeting, by personal delivery or by mail to each stockholder at his or her last known place of residence, at least fifteen (15) business days before the date fixed for the meeting.
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

Issues of Shares
The board of directors of PLDT has the power to authorize without seeking shareholders approval the issue and sale of authorized but unissued shares of Common Stock of said corporation for such consideration as it shall determine, provided that such consideration shall not be less than the par value of such shares and, provided further, that such issue and sale is not otherwise prohibited under applicable laws.
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
See Item 5. “Liquidity and Capital Resources—Financing Activities—Financing Requirements” and Item 3. “Key Information—Dividends Declared” and “Key Information—Dividends Paid”.
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
Issued and Outstanding Preferred Stock
The series of Preferred Stock and the number of shares issued and outstanding under each series as at December 31, 2008 are as follows:

Series	No. of Shares
Series A to HH 10% Cumulative Convertible	405,480,512
Series IV Cumulative Non-Convertible Redeemable	36,000,000	*
Series V Cumulative Convertible Redeemable	1,355
Series VI Cumulative Convertible Redeemable	3,891

*	Total subscribe shares is 300 million with a total subscription price of Php3 billion, out of which amount Php360 million has been paid.
The Series A to HH 10% Cumulative Convertible Preferred Stock are entitled to receive cumulative dividends at the rate of 10% per annum; redeemable at the option of PLDT, at par value plus accrued dividends, five years after the year of issuance; convertible to shares of Common Stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of the Common Stock at the PSE over a period of 30 consecutive trading days before the conversion date; and entitled to be paid an amount equal to the par value of the shares plus accrued and unpaid dividends thereon to the date fixed for such payment in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the affairs of the corporation.
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
As at December 31, 2008, 2,720,085 shares of Series V Convertible Preferred Stock, 5,291,213 shares of Series VI Convertible Preferred Stock and all of the 3,842,000 shares of Series VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted to shares of common stock and 1,355 shares of Series V and 3,891 shares of Series VI Convertible Preferred Stock remained outstanding. As at December 31, 2008, the aggregate value of the put options based on outstanding shares as at such date was Php9 million assuming all of the outstanding shares of Series V and VI Convertible Preferred Stock originally issued on August 22, 2002 and November 8, 2002, respectively, were mandatorily converted on the seventh anniversary of the issue date and all the shares of common stock issued upon conversion were put to PLDT at that time in accordance with the terms of the put options. The market value of the underlying shares of common stock was Php11 million, based on the market price of PLDT common shares of Php2,115 per share as at December 31, 2008.

Change in Control
Article V, Section 1 of PLDT’s Amended By-Laws may have the effect of preventing a change in control of PLDT. This section provides that any person who is engaged in any business that competes with or is antagonistic to that of PLDT or its subsidiaries is ineligible for nomination or election to the board of directors.
Under the Cooperation Agreement, each of NTT Communications, NTT DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, it shall cast its vote as a PLDT shareholder in support of any resolution proposed by the PLDT board of directors for the purpose of safeguarding PLDT from any Hostile Transferee (as defined in the Cooperation Agreement). See Item 7. “Major Shareholders and Related Party Transactions — Related Party Transactions”.
Material Contracts
We have not entered into any contract within the two years preceding the date of this annual report which is material.
Exchange Controls and Other Limitations Affecting Securities Holders
In Circular No. 1389 dated November 10, 1993, as amended by Circular No. 224 dated January 26, 2000, of the BSP, foreign investments in the shares of stock of Philippine companies listed in the PSE may be registered either with the BSP or with an investor’s designated custodian bank. The foreign investments in listed shares of stock, which are duly registered with the BSP or with a custodian bank duly designated by the foreign investor, are entitled to full and immediate capital repatriation and dividend and interest remittance privileges. Without the need to obtain prior BSP approval, commercial banks are authorized to sell and to remit the equivalent foreign exchange (at the exchange rate prevailing at the time of actual remittance) representing sales and divestment proceeds or dividends of a duly registered foreign equity investment upon presentation of a BSP Registration Document (“BSRD”) together with other supporting documents. The BSRD is issued by the BSP or the custodian bank upon registration of the foreign investment and serves as the authority to repatriate such divestment and sales proceeds or remittance of cash dividends. Effective April 3, 2000, only pre-numbered BSRD forms, printed on BSP security paper may be used and issued as proof of registration of foreign investments in accordance with existing BSP rules. The remitting commercial bank must submit to the BSP a statement of remittance together with the supporting documents within two banking days from date of actual remittance. Foreign investments not duly registered with the BSP or with the investor’s designated custodian bank are not entitled to repatriation and remittance privileges through the banking system except capital repatriation or dividend remittance of direct foreign equity investments made prior to March 15, 1973 when BSP registration was not yet required. The BSP should be notified of the transfer of sale of foreign investments in equity or securities already registered with the BSP, in order that the registration of the foreign investment may be transferred in the name of the transferee or purchaser.
Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which are paid in U.S. dollars. PLDT’s Transfer Agent and Dividend Paying Agent for its Series VI Convertible Preferred Stock, Hong Kong and Shanghai Banking Corporation, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to holders of the Series VI Convertible Preferred Stock. PLDT’s Transfer Agent for its common stock, The Hong Kong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2007, approximately 86% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 17 — Equity and Note 18 — Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18.

Principal of and interest on PLDT’s 10.5% Notes due 2009, 11.375% Notes due 2012 and 8.35% Notes due 2017 are payable in U.S. dollars which may be paid through the local banking system either pursuant to the registration of such Notes with the BSP or otherwise pursuant to specific BSP approval of such payment. Such principal and interest may also be paid utilizing PLDT’s own dollar resources without necessity of BSP approval. The BSP, with the approval of the President of the Philippines, may, however, restrict the availability of foreign exchange during an exchange crisis, when an exchange crisis is imminent, or in times of national emergency.
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
Philippine Taxation
Taxes on Exchange of ADSs for Common Stock
Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of Common Stock to a holder of ADRs or to a holder of GDRs. See “— Capital Gains Tax and Stock Transaction Tax” and “— Documentary Stamp Taxes.”
Taxation of Dividends
Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%. Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax. Dividends paid to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines by Philippine corporations shall be subject to a final withholding tax of 15%, subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either (i) allows a credit against the tax due from the non-resident non-Philippine corporation taxes deemed to have been paid in the Philippines equivalent to 15% effective January 1, 2009 (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 30% effective January 1, 2009 and the 15% tax on dividends) (this condition is not satisfied in the case of corporations domiciled in the United States if such corporations own less than 10% of the voting stock of PLDT) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States). If neither of the foregoing conditions is met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax (in the form of final withholding tax) at the rate of 30% effective January 1, 2009. Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within clause (ii) and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the 15% rate. Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.
If the holder of Common Stock is a non-resident foreign partnership, which is treated as a corporation for Philippine tax purposes, dividends on the Common Stock should be subject to a final withholding tax of 30% effective January 1, 2009. Cede & Co., the partnership nominee of Depository Trust Company (DTC), should qualify as a non-resident foreign partnership that would be treated as a corporation for Philippine tax purposes.
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
Capital Gains Tax and Stock Transaction Tax
The Philippine Tax Code provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold. Subject to applicable tax treaty rates, the rate of tax on such gain, where the share is not disposed of through the PSE, is a final tax (i.e., capital gains tax) of 5% for gains not exceeding Php100,000 and 10% for gains in excess of that amount. The rate is the same for both non-resident individuals and non-resident non-Philippine corporations. While this tax is not collected through withholding, the Philippine Tax Code prohibits a sale or transfer of shares of stock from being recorded in the Stock and Transfer Books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax has been paid or certain other conditions are met.
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
Under the Philippines-United States Tax Treaty, gains derived by a United States resident from the sale of shares of stock of a Philippine corporation will not be subject to capital gains tax (i.e., where the share is not disposed of through the PSE), unless the shares are those of a corporation of which over 50% of the assets (in terms of value) consist of real property interests located in the Philippines. PLDT does not believe that it currently is such a corporation.
Documentary Stamp Taxes
The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of Php0.75 on each Php200, or fractional part thereof, of the par value of the shares. The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines. Effective March 20, 2004, the documentary stamp tax rate upon transfer of shares of stock issued by a Philippine corporation was decreased from Php1.50 to Php0.75 on each Php200, or fractional part thereof, of the par value of the shares. However, the imposition of documentary stamp tax on secondary transfer of shares of stock of a Philippine Corporation which is listed and traded through the facilities of the PSE is suspended for a period of five years counted from the same effective date i.e. up to March 20, 2009. Currently, there are pending bills in the Philippine Congress seeking to either extend this period of suspension, or permanently exempt such transfer from the documentary stamp tax.

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
Shares of stock of a deceased shareholder or shares that have been donated may not be transferred on the books of the corporation without a certificate from the Philippine Commissioner of Internal Revenue that the applicable estate or donor’s taxes have been paid. In the case of ADRs, however, there is no corresponding requirement, unless a transfer of the ADRs would also entail a change in the registration of the underlying shares.
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
Dividends will be income from sources outside the United States. Dividends will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.
Sale or Other Disposition of Equity Securities
Subject to the PFIC rules discussed below, a United States Holder will recognize capital gain or loss upon the sale of Common Stock or ADSs in an amount equal to the difference between such United States Holder’s basis in the Common Stock or ADSs and the amount realized upon the sale. Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the Common Stock or ADSs have been held for more than one year. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held for more than one year. Generally, any such gain or loss will be treated as realized income or loss from sources within the United States for foreign tax credit limitation purposes. United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax. See “— Philippine Taxation — Capital Gains Tax and Stock Transaction Tax.”
The U.S. Tax Code does not authorize a comparable credit for foreign gift or donor’s taxes such as those imposed by the Philippines. See “— Philippine Taxation — Estate and Donor’s Taxes.”
Passive Foreign Investment Company Rules
We believe that the Common Stock or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless the Common Stock or ADSs are “marketable stock” and a United States Holder elects to be taxed annually on a mark-to-market basis with respect to the Common Stock or ADSs, gain realized on the sale or other disposition of your Common Stock or ADSs would in general not be treated as capital gain. Instead, if you are a United States Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Common Stock or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.
Documents on Display
We are subject to the informational requirements of the Exchange Act, and file reports and other information with the Commission, as required by this Act. Reports and other information filed by us with the Commission may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Copies of these materials may be obtained by mail from the public reference section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the ADSs representing our Common Stock are listed.

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
Liquidity Risk
We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.
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
A summary of the maturity profile of our financial liabilities as at December 31, 2008 and 2007 based on contractual undiscounted payments is set out in Note 24 — Contractual Obligations and Commercial Commitments to the accompanying audited consolidated financial statements in Item 18.
Foreign Currency Exchange Risk
The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the balance sheet date. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense of our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.
To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap agreements. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in equity until the hedged transaction affects the consolidated statement of income or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2008 and 2007:

	2008		2007
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Asset
Derivative financial assets	—	—	1	59

Current Financial Assets
Cash and cash equivalents	101	4,794	93	3,853
Short-term investments	21	986	56	2,324
Trade and other receivables	207	9,880	227	9,400
Derivative financial assets	1	56	22	897

Total current financial assets	330	15,716	398	16,474

Total Financial Assets	330	15,716	399	16,533

Noncurrent Financial Liabilities
Interest-bearing financial liabilities — net of current portion	925	44,064	1,126	46,612
Derivative financial liabilities	37	1,761	187	7,741

Total noncurrent financial liabilities	962	45,825	1,313	54,353

Current Financial Liabilities
Accounts payable	143	6,820	160	6,614
Accrued expenses and other current liabilities	93	4,447	95	3,958
Derivative financial liabilities	2	87	6	242
Current portion of interest-bearing financial liabilities	301	14,331	187	7,748

Total current financial liabilities	539	25,685	448	18,562

Total Financial Liabilities	1,501	71,510	1,761	72,915

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php47.647 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2008.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php41.411 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2007.
As at March 30, 2009, the peso-dollar exchange rate was Php48.419 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at December 31, 2008 would have increased by Php904 million.
As at December 31, 2008, approximately 78% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. dollars. Consolidated foreign currency-denominated debt increased to Php57,363 million as at December 31, 2008 from Php52,540 million as at December 31, 2007. PLDT’s outstanding long-term principal only currency swap contracts amounted to US$454 million as at December 31, 2008. Consequently, the unhedged portion of consolidated debt amounts was approximately 45% (or 38%, net of our consolidated U.S. dollar cash balances) as at December 31, 2008.
For the year ended December 31, 2008, approximately 34.5% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to the U.S. dollars. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues, and consequently, our cash flow from operations in Philippine peso terms.
The Philippine peso had depreciated by 15.1% against the U.S. dollar to Php47.647 to US$1.00 as at December 31, 2008 from Php41.411 to US$1.00 as at December 31, 2007. As at December 31, 2007, the peso had appreciated by 15.6% to Php41.411 to US$1.00 from Php49.045 to US$1.00 as at December 31, 2006. As a result of the consolidated foreign exchange movements as well as the amount of our consolidated outstanding foreign currency debts and hedges, we recognized consolidated foreign exchange losses of Php6,170 million in 2008 and consolidated foreign exchange gains of Php7,990 million in 2007. See Note 4 — Segment Information to the accompanying audited consolidated financial statements in Item 18.
If the peso-dollar exchange rate had weakened/strengthened by 10% as at December 31, 2008, with all other variables held constant, profit after tax for the year ended December 31, 2008 would have been Php2,286 million higher/lower and our consolidated stockholders’ equity as at December 31, 2008 would have been Php2,332 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

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
The following tables set out the carrying amounts, by maturity, of our financial instruments that are exposed to interest rate risk as at December 31, 2008 and 2007. Financial instruments that are not subject to interest rate risk were not included in the table.
As at December 31, 2008

								Discount/
								Debt
	In U.S. Dollars							Issuance	Carrying	Fair Value
					Over 5			Cost	Value	In U.S.
	Below 1 year	1 – 2 years	2 – 3 years	3 – 5 years	years	Total	In Php	In Php	In Php	Dollar	In Php
									(in millions)
Assets:
Cash in Bank
U.S. Dollar	26	—	—	—	—	26	1,258	—	1,258	26	1,258
Interest rate	0.10% to 4.50%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	56	—	—	—	—	56	2,682	—	2,682	56	2,682
Interest rate	0.25% to 3.50%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	330	—	—	—	—	330	15,714	—	15,714	330	15,714
Interest rate	0.30% to 7.50%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	290	—	—	—	—	290	13,806	—	13,806	290	13,806
Interest rate	2% to 7.50%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	21	—	—	—	—	21	985	—	985	21	985
Interest rate	3.29%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	119	—	—	—	—	119	5,685	—	5,685	119	5,685
Interest rate	6.69%	—	—	—	—	—	—	—	—	—	—
Investment in Debt Securities
Philippine Peso	35	—	4	9	—	48	2,291	—	2,291	48	2,285
Interest Rate	6.3194%	—	6.125%	6.875% to 7%	—	—	—	—	—	—	—

	877	—	4	9	—	890	42,421	—	42,421	890	42,415

Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	114	—	—	159	295	568	27,061	368	26,693	559	26,607
Interest rate	10.50%	—	—	11.375%	8.35%	—	—	—	—	—	—
US$ Fixed Loans	22	50	11	3	280	366	17,444	4,046	13,398	252	12,030
Interest rate	4.49% to 6%	3.79% to 4.70%	3.79% to 4.70%	3.79%	2.25%	—	—	—	—	—	—
Philippine Peso	—	3	1	182	33	219	10,420	79	10,341	209	9,955
Interest rate	—	6.50% to 8.4346%	6.50% to 8.4346%	5.625% to 8.4346%	6.125% to 6.50%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	13	215	59	77	—	364	17,339	67	17,272	363	17,272
Interest rate	US$LIBOR + 1.75% to 2.75%	US$LIBOR + 0.42% to 2.50%	US$LIBOR + 0.42% to 0.815%	US$LIBOR + 0.42% to 0.75%	—	—	—	—	—	—	—
Philippine Peso	—	47	32	40	—	119	5,670	16	5,654	119	5,653
Interest rate	—	MART1 + 0.75% to 5.70%; PDST - F 1.0% - 1.50%	MART1 + 0.75%; PDST - F 1.0% - 1.50%	PDST - F 1.0% - 1.50%	—	—	—	—	—	—	—

	149	315	103	461	608	1,636	77,934	4,576	73,358	1,502	71,517

As at December 31, 2007

								Discount/
								Debt
	In U.S. Dollars							Issuance	Carrying	Fair Value
					Over 5	In U.S.		Cost	Value	In U.S.
	Below 1 year	1 – 2 years	2 – 3 years	3 – 5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
									(in millions)
Assets:
Cash in Bank
U.S. dollar	30	—	—	—	—	30	1,249	—	1,249	30	1,249
Interest rate	0.22% to 4.40%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	58	—	—	—	—	58	2,409	—	2,409	58	2,409
Interest rate	0.25% to 4.25%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	255	—	—	—	—	255	10,572	—	10,572	255	10,572
Interest rate	2% to 5.25%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	71	—	—	—	—	71	2,931	—	2,931	71	2,931
Interest rate	1.75% to 6.05%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	56	—	—	—	—	56	2,312	—	2,312	56	2,312
Interest rate	7.65%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	268	—	—	—	—	268	11,103	—	11,103	268	11,103
Interest rate	6.06%	—	—	—	—	—	—	—	—	—	—
Investment in Debt Securities
U.S. Dollar	—	—	—	7	—	7	273	—	273	7	283
Interest rate	—	—	—	6.875%	—	—	—	—	—	—	—
Philippine Peso	27	—	—	—	—	27	1,115	—	1,115	27	1,115
Interest rate	11.29%	—	—	—	—	—	—	—	—	—	—

	765	—	—	7	—	772	31,964	—	31,964	772	31,974

Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	—	136	—	250	300	686	28,403	387	28,016	770	31,901
Interest rate	—	10.500%	—	11.375%	8.350%	—	—	—	—	—	—
US$ Fixed Loans	55	46	23	9	280	413	17,123	4,016	13,107	342	14,078
Interest rate	4.49% to 8.9%	4.49% to 6.0%	4.515% to 4.7%	4.700%	2.250%	—	—	—	—	—	—
Philippine Peso	—	—	—	93	38	131	5,420	33	5,387	125	5,168
Interest rate	7.090%	6.500%	6.500%	5.625% to 6.50%	6.125% to 6.50%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	98	92	58	28	—	276	11,445	28	11,417	276	11,445
Interest rate	0.05% to 2.75% over US$LIBOR	0.05% to 2.75% over US$LIBOR	0.05% to 2.5% over US$LIBOR	0.75% to 0.815% over US$LIBOR	—	—	—	—	—	—	—
Philippine Peso	14	14	13	13	—	54	2,228	8	2,220	54	2,227
Interest rate	MART1 + 0.75% to 5.70%	MART1 + 0.75% to 5.70%	MART1 + 0.75% to 5.70%	MART1 + 0.75%	—	—	—	—	—	—	—

	167	288	94	393	618	1,560	64,619	4,472	60,147	1,567	64,819

Interest rate swap (fixed to floating)
U.S. Dollar (US$31 million)	—	—	—	—	—	3.5	144	—	144	3.5	144
Japanese Yen (JP¥3,759 million)	—	—	—	—	—	—	—	—	—	—	—
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	—	—	—	—	—	—
Variable Rate on JP¥ notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	—	—	—	—	—	—

	—	—	—	—	—	3.5	144	—	144	3.5	144

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.
Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.
Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2009. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points and 85 basis points higher/lower, respectively, as compared to levels as at December 31, 2008. If U.S. dollar interest rates had been 10 basis points higher/lower as compared to market levels as at December 31, 2008, with all other variables held constant, profit after tax for the year ended December 31, 2008 and our consolidated stockholders’ equity as at December 31, 2008 would have been Php53 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions. If Philippine peso interest rates had been 85 basis points higher/lower as compared to market levels as at December 31, 2008, with all other variables held constant, profit after tax for the year ended December 31, 2008 and our consolidated stockholders’ equity as at December 31, 2008 would have been Php534 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions.
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
We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allows us to take corrective actions.
The table below shows the maximum exposure to credit risk for the components of the consolidated balance sheet, including derivative instruments.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2008	2007	2008	2007
	(in million pesos)
Loans and receivables:
Advances and refundable deposits	840	734	840	734
Cash and cash equivalents	33,684	17,447	33,621	17,406
Short-term investments	5,964	11,366	5,963	11,366
Investment in debt securities	—	1,115	—	1,115
Foreign administrations	5,477	4,324	5,477	4,324
Retail subscribers	3,904	3,861	3,877	3,861
Dealers, agents and others	2,960	917	2,958	917
Corporate subscribers	2,865	2,040	2,709	2,040
Domestic carriers	703	1,503	703	1,503
Held-to-maturity investments:
Investment in debt securities	2,098	273	2,098	273
Designated at fair value through profit or loss:
Investment in debt securities	193	—	193	—
Available-for-sale financial assets	131	143	131	143
Held-for-trading:
Short-term investments	706	2,049	706	2,049
Foreign currency options	38	59	38	59
Forward foreign exchange contracts	16	193	16	193
Bifurcated embedded derivatives	2	34	2	34
Derivatives used for hedging:
Forward foreign exchange contracts	—	670	—	670

Total	59,581	46,728	59,332	46,687

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2)	Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.
The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2008
Loans and receivables:
Advances and refundable deposits	840	703	137	—	—
Cash and cash equivalents	33,684	32,979	705	—	—
Short-term investments	5,964	5,680	284	—	—
Corporate subscribers	9,188	858	272	1,663	6,395

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
Retail subscribers	8,993	1,457	550	1,897	5,089
Foreign administrations	5,916	2,602	956	1,919	439
Dealers, agents and others	3,271	2,114	444	402	311
Domestic carriers	877	84	3	616	174
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	—	—	—
Designated at fair value through profit or loss:
Investment in debt securities	193	193	—	—	—
Available-for-sale financial assets	131	103	28	—	—
Held-for-trading(3):
Short-term investments	706	706	—	—	—
Foreign currency options	38	38	—	—	—
Forward foreign currency options	16	16	—	—	—
Bifurcated embedded derivatives	2	2	—	—	—

Total	71,917	49,633	3,379	6,497	12,408

December 31, 2007
Loans and receivables:
Advances and refundable deposits	734	734	—	—	—
Cash and cash equivalents	17,447	15,150	2,297	—	—
Short-term investments	11,366	10,637	729	—	—
Investment in debt securities	1,115	1,115	—	—	—
Retail subscribers	8,179	1,389	637	1,823	4,330
Corporate subscribers	7,915	641	187	1,166	5,921
Foreign administrations	5,371	1,828	861	1,635	1,047
Dealers, agents and others	2,151	983	315	196	657
Domestic carriers	1,884	119	11	1,373	381
Held-to-maturity investments:
Investment in debt securities	273	273	—	—	—
Available-for-sale financial assets	143	113	30	—	—
Held-for-trading(3):
Short-term investments	2,049	2,049	—	—	—
Forward foreign exchange contracts	193	190	3	—	—
Foreign currency options	59	59	—	—	—
Bifurcated embedded derivatives	34	34	—	—	—
Derivatives used-for-hedging(3):
Forward foreign exchange contracts	670	670	—	—	—

Total	59,583	35,984	5,070	6,193	12,336

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review;

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A; and

(3)	Gross receivables from counterparties, before any offsetting arrangements.
The aging analysis of past due but not impaired class of financial assets is as follows:

		Neither past due	Past due but not impaired
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2008
Loans and receivables:
Advances and refundable deposits	840	840	—	—	—	—
Cash and cash equivalents	33,684	33,684	—	—	—	—
Short-term investments	5,964	5,964	—	—	—	—
Corporate subscribers	9,188	1,130	1,024	313	326	6,395
Retail subscribers	8,993	2,007	1,338	266	293	5,089
Foreign administrations	5,916	3,558	1,043	550	326	439
Dealers, agents and others	3,271	2,558	48	9	345	311
Domestic carriers	877	87	80	87	449	174
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	—	—	—	—
Designated at fair value through profit or loss:
Investment in debt securities	193	193	—	—	—	—
Available-for-sale financial assets	131	131	—	—	—	—
Held-for-trading:
Short-term investments	706	706	—	—	—	—
Forward foreign currency options	38	38	—	—	—	—
Forward foreign exchange contracts	16	16	—	—	—	—
Bifurcated embedded derivatives	2	2	—	—	—	—

	71,917	53,012	3,533	1,225	1,739	12,408

December 31, 2007
Loans and receivables:
Advances and refundable deposits	734	734	—	—	—	—
Cash and cash equivalents	17,447	17,447	—	—	—	—

		Neither past due	Past due but not impaired
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
Short-term investments	11,366	11,366	—	—	—	—
Investment in debt securities	1,115	1,115	—	—	—	—
Retail subscribers	8,179	2,026	1,513	231	79	4,330
Corporate subscribers	7,915	828	715	133	318	5,921
Foreign administrations	5,371	2,689	902	316	417	1,047
Dealers, agents and others	2,151	1,298	30	4	162	657
Domestic carriers	1,884	130	88	103	1,182	381
Held-to-maturity investments:
Investment in debt securities	273	273	—	—	—	—
Available-for-sale financial assets	143	143	—	—	—	—
Held-for-trading:
Short-term investments	2,049	2,049	—	—	—	—
Forward foreign exchange contracts	193	193	—	—	—	—
Foreign currency options	59	59	—	—	—	—
Bifurcated embedded derivatives	34	34	—	—	—	—
Derivatives used for hedging:
Forward foreign exchange contracts	670	670	—	—	—	—

	59,583	41,054	3,248	787	2,158	12,336

Impairment Assessments
The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowance.
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
Collectively assessed allowance
Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.
The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.
Capital Management
We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.
In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since then, our strong cash flows have enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per common share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.
As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. As at December 31, 2008, we have acquired a total of 1,972,290 shares of common stock at a weighted average price of Php2,521 per share for a total consideration of Php4,973 million. Please see Note 7 – Earnings Per Common Share and Note 17 – Equity to the accompanying audited consolidated financial statements in Item 18.
Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.
We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net debt to equity ratio. Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net debt to equity ratio below 100%.

	2008		2007
	(in millions)
Long-term debt, including current portion	Php	73,358	Php	60,147
Notes payable		553		493

Total debt		73,911		60,640
Cash and cash equivalents		(33,684)		(17,447)
Short-term investments		(6,670)		(13,415)

Net debt		33,557		29,778

Equity attributable to equity holders of PLDT under PFRS		105,531		111,113
Net debt to equity ratio		32%		27%

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
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2008. Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2008.

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting is effective as at December 31, 2008.
We reviewed the results of management’s assessment with the Audit Committee of the Board of Directors of PLDT.
SyCip Gorres Velayo & Co. (a member firm of Ernst & Young Global), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2008. This attestation report is set forth in Item 18. “Financial Statements”.
Changes in Internal Control Over Financial Reporting. During 2008, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that currently none of the members of the Audit Committee is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. However, our board of directors believes that the audit committee members along with its advisors, possess sufficient financial knowledge and experience. Our board of directors has appointed Ms. Corazon de la Paz-Bernardo, a former member of our board of directors, as Audit Committee advisor to render advice on complex financial reporting or accounting issues that may be raised in our Audit Committee’s evaluation of our financial statements and other related matters. Formerly the Chairman and a Senior Partner of Joaquin Cunanan & Company (a member firm of PricewaterhouseCoopers Worldwide), Ms. Corazon de la Paz-Bernardo is a certified public accountant and possesses in-depth knowledge of accounting principles (including IFRS), internal controls and procedures for financial reporting and audit committee functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.
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
It conforms with the requirements of the Code of Corporate Governance that was promulgated by the Philippine Securities and Exchange Commission, or Philippine SEC Governance Code, under Philippine SEC Memorandum Circular No. 2, Series of 2002, dated April 5, 2002.
In compliance with the Philippine SEC Governance Code and consistent with the relevant provisions of the Securities Regulation Code and Corporation Code of the Philippines, our Governance Manual covers the following key areas:
1.	The qualifications and grounds for disqualification for directorship;

2.	The requirement that at least two or 20% of the members of our board of directors, whichever is lesser, must be independent directors and the standards/criteria for the determination of independent directors;

3.	The duties and responsibilities of our board of directors and the individual directors;

4.	Our board committees, specifically, the governance and nomination committee, audit committee and executive compensation committee, the composition and the principal duties and responsibilities of such committees;

5.	The role of our chairman in ensuring compliance with the corporate governance principles;

6.	The role of our president/chief executive officer in ensuring that our organizational and procedural controls are adequate and effective to ensure reliability and integrity of financial and operational information, effectiveness and efficiency of operations, safeguarding of assets and compliance with laws, rules, regulations and contracts;

7.	The duties and responsibilities of our corporate secretary/assistant corporate secretary in terms of the support services that they need to provide our board in upholding sound corporate governance;

8.	The duties and responsibilities of the head of our internal audit organization that would provide our board of directors, management and shareholders with reasonable assurance that our key organizational and procedural controls are appropriate, adequate, effective and reasonably complied with;

9.	The functions of our independent auditors that would reasonably ensure an environment of sound corporate governance as reflected in our financial records and reports; the requirement that non-audit work of the independent auditors should not conflict with their function as independent auditors; the requirement to rotate, at least once every five years, the independent auditors or the lead partner assigned to handle the independent audit of our financial statements;

10.	Our commitment to respect and promote shareholders’ rights such as voting right, pre-emptive right, inspection right, dividend right, appraisal right, and right to receive information about the background, business experience, compensation and shareholdings of our directors and officers and their transactions with us;

11.	The requirement to appoint a compliance officer and the duties and responsibilities of such compliance officer including the establishment of an evaluation system to determine and measure compliance with the provisions of our Governance Manual; and

12.	The penalties for violations of our Governance Manual.

In addition, the following policies were adopted by our board of directors to provide specific guidelines on the provisions of the Code of Ethics: (a) the Conflict of Interest Policy, which was approved on October 24, 2005, ensures that work-related actions of our directors, officers, employees and consultants are based on sound business principles and judgment devoid of bias or partiality; (b) the Policy on Gifts, Entertainment and Sponsored Travel, which was approved on January 31, 2006, provides safeguards so that the custom of giving gifts is handled in accordance with the principles of integrity, accountability, fairness and transparency; (c) the Supplier/Contractor Relations Policy, which was approved on January 31, 2006, ensures that our company upholds the highest professional standards in business practices and ethics in its dealings with suppliers and contractors in the procurement of goods and services; and (d) the Policy on Employee Disclosure on Violations of the Corporate Governance Rules, Questionable Accounting or Auditing Matters, and Offenses covered by PLDT’s Table of Penalties (Expanded Whistleblowing Policy), which was approved on May 9, 2006, provides guidelines on handling employee complaints, protects whistleblowers from retaliation and ensures confidentiality and fairness in the handling of a disclosure or complaint. An Expanded Whistleblowing Hotline and other reporting facilities, such as a dedicated electronic mailbox, post office box, and facsimile transmission have been installed and are maintained. Any employee may submit a complaint or disclosure of the above nature to the Corporate Governance Office, or CGO, or the chief governance officer, verbally or in writing. The CGO then conducts a preliminary evaluation to determine the appropriate investigating unit to which the case shall be assigned for further action. The CGO monitors the cases reported and ensures the appropriate reporting to our audit committee, governance and nomination committee, or any other relevant committee or body on the results of the investigations and the prompt referrals of findings to the appropriate units concerned. Our committees on officer or employee discipline, as the case may be, are responsible for evaluating and approving the appropriate disciplinary action against erring officers and employees.
As part of the embedding of corporate governance standards in performance evaluation of our personnel, the Policy on Employee Qualification for Incentives and Rewards was amended in 2007 to include corporate governance policy violations as a disqualification factor. Further, in 2008, all executives and majority of officers submitted their extensive Conflict of Interest Initial Disclosure Form. These disclosures form part of the relevant employees’ personal files.
All these policies and rules (collectively, the Corporate Governance, or CG, Rules) are periodically reviewed to ensure that they are appropriate for PLDT and are compliant with the requirements of the Philippine and U.S. Securities and Exchange Commissions, NYSE and Hong Kong Stock Exchange Corporate Governance Rules, as may be applicable.
From 2005 to 2008, our subsidiaries and their respective subsidiaries have also adopted corporate governance rules and policies substantially similar in substance and form to our CG Rules, as well as appointed their respective corporate governance officers.
Further, we have communicated to our business partners, including suppliers, our commitment to, as well as expectations on, good corporate governance. To ensure that relations between our company and its business partners are imbued with our standards on good corporate governance, we have held supplier/contractor’s briefings and have developed written corporate governance guidelines for suppliers and contractors, to which our suppliers and contractors are expected to consent in writing, thereby including their understanding and acceptance of these standards as indispensable in doing business with us.
The CG Education and Communication Program for 2008 sought to sustain the initiatives taken in 2007 and follows the embedding strategy of the CGO, through the translation of CG values into business process standards. There was a need to complete initiatives already started and also for a rekindling of awareness among all personnel. Attention was also given to the proven objectives of CG education and communication in the past which deal with strengthening ethical decision making skills among our company officers, executives, and other key personnel and strengthening ethics and customer service orientation among identified key responsible business.

In the pursuit of these initiatives, we conducted various activities such as:
•	training sessions and workshops based on concepts and modules developed by the CGO and facilitated by various professionals, both local and international, known in the field of corporate governance and ethics, namely: (1) Board Corporate Governance session on Current Governance Environment in the United States and Ethics and Tone at the Top, conducted on December 12, 2008. Facilitating the session was Ms. Suzanne Hopgood of the National Association of Corporate Directors (NACD) of Washington DC, USA; and (2) PLDT Group Officers’ Corporate Governance Enhancement Session on the CG dimensions of the current global financial crisis, handled by Dr. Jesus P. Estanislao, Chairman of the Institute of Corporate Directors (ICD) and the Stages of Corporate Moral Development, facilitated by Dr. Antonette Palma-Angeles, Director of the JB Fernandez Center for Ethics of the Ateneo de Manila University;

•	re-development and implementation of an e-Learning Session on Conflict of Interest, which involved the translation of the initial e-Learning module into Filipino, using simple terms and providing examples. Roll out for all supervisors and rank-and-file employees in other departments continued in 2008;

•	translation of the PLDT CG Primer from English to Filipino for better appreciation and observance of CG policies by all of our employees. The Primer has been uploaded into the PLDT website for easy access by employees;

•	development and launch of the PLDT music video entitled Huwag Kang Pasaway. A joint project with the Human Resource Group, the video seeks to discourage violations of and promote voluntary compliance with CG policies. It was launched in June 27, 2008 and has been cascaded to all employees through their respective division heads;

•	continuing issuance of periodic CG communication materials such as posters, Ripples monthly e-newsletter and weekly CG news summaries e-mail.
The gains and achievement outlined above were made possible through our corporate governance implementation structure that allocates responsibilities yet promotes dynamic cooperation in the three Es of Corporate Governance: Engineering, Education and Enforcement. It is a structure that facilitates the attainment of our CG goals within a framework that involves three development phases: compliance, competency, and character/culture. In succeeding years, we aim to achieve strong ethical corporate character or culture, thereby completing these three C’s of our corporate governance.
In pursuing this commitment, our board of directors approved and adopted in 2006 its annual performance evaluation process. Using a self-rating questionnaire accomplished individually by our directors, the performance of our board of directors and its individual members in 2005, 2006 and 2007 were assessed, with gaps identified and next-step recommendations raised. With the guidance of the Governance and Nomination Committee, the next-steps were transformed into an action agenda for our board of directors, and its individual members, where applicable, to observe and accomplish.
Aside from the continuation and improvement of our various programs geared towards ethical culture-building and enabling ethical decision-making, we continue to participate in the Companies’ Circle of the Institute of Corporate Directors which spearheaded the review of all corporate governance laws and rules, and provided suggestions to the Philippine SEC and PSE for the improvement of such laws to ensure easier and meaningful compliance with global best practices on good corporate governance. We have also ensured that we, as well as the corporate governance officers of our subsidiaries, are kept abreast of the global developments in corporate governance by strengthening our ties and membership in the Ethics and Compliance Officer Association, the oldest and most respected association of ethics and compliance practitioners in the world.
We have also summarized in Item 16G. Corporate Governance and on our website the differences between our corporate governance practices and those required of U.S. listed companies under NYSE Section 303A.11.
To access our Code of Ethics, Governance Manual or the differences between our corporate governance practices and those required of U.S. listed companies under NYSE Section 303A.11, please refer to:
http://www.pldt.com.ph/NR/rdonlyres/D691929D-50EB-4747-9DCE-FC614C97CECE/10146/pldtcorpgov_ma nual.pdf

http://www.pldt.com.ph/NR/rdonlyres/D691929D-50EB-4747-DCE-FC614C97CECE/10145/PLDT_Code of_Business_Conduct_and_Ethics.pdf
http://www.pldt.com.ph/NR/rdonlyres/43AE788A-1ADE-4F8D-B279-652A4D4C5DF5/9036/pldtdisclosure.pdf
Chief Governance Officer
Our chief governance officer is responsible for monitoring compliance with, interpreting and deciding any issues arising from, investigating and determining violations and recommending the disciplinary actions against violators of our Governance Manual and Code of Ethics.
On January 22, 2009, our chief governance officer, submitted to the Philippine SEC and PSE our annual certification confirming, among others, that:
a.	PLDT’s Governance Manual, as adopted on September 24, 2002 and amended on January 30, 2007, conforms with the provisions of the Manual on Corporate Governance (Model Corporation), as prescribed by the Philippine SEC, Memorandum Circular No. 2, Series of 2002, as well as adopted the leading practices and principles on good corporate governance;

b.	PLDT has not deviated from the provisions of the Governance Manual and has complied therewith and with certain other corporate governance standards set out in the Sarbanes Oxley Act of 2002, Section 303A of the NYSE Listing Standards and implementing rules issued by the U.S. SEC and NYSE.
The said certification was based on the annual evaluation conducted by our president and chief executive officer, treasurer and chief financial officer and chief governance officer of our Company’s compliance with the Governance Manual. In making such evaluation, said officers used our board-approved corporate governance self-rating form which has been patterned after a similar form that was issued by the Philippine SEC under SEC Memorandum Circular No. 5, Series of 2003, dated April 3, 2003.
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
Internal Audit Organization
We have an internal audit organization that determines whether our network or risk management, control and governance processes are adequate and functioning to ensure that:
1.	Risks are appropriately identified and managed;

2.	Significant financial, managerial, and operating information are accurate, reliable and timely;

3.	Employees’ actions are in compliance with policies, standards, procedures, and applicable laws and regulations;

4.	Resources are acquired economically, used efficiently and adequately protected;

5.	Programs, plans and objectives are achieved;

6.	Quality and continuous improvement are fostered in our control process;

7.	Significant legislative or regulatory issues impacting us are recognized and addressed appropriately; and

8.	Interaction with various governance groups occurs as needed.
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
Policy on Employee Disclosure on Violations of the Corporate Governance Rules, Questionable Accounting or Auditing Matters, and Offenses Covered By PLDT’s Table of Penalties
We have expanded our written policy on the handling of employees’ anonymous and non-anonymous complaints or disclosures on violations or irregularities to cover accounting, internal controls and auditing matters, as well as corporate governance rules and offenses covered by our table of penalties. Such policy also provides protection against retaliation for those employees who make such complaints or disclosures. We have likewise established dedicated structures and facilities (post office box, e-mail, hotline number, fax and website) for the submission of such disclosures or complaints.
Any employee may submit a complaint or disclosure of the above nature to the CGO or the chief governance officer, verbally or in writing. The CGO shall conduct a preliminary evaluation to determine the appropriate investigating unit to which the case shall be assigned for further action.
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

Item 16C. Principal Accountant Fees and Services
The following table summarizes the fees paid or accrued for services rendered by our independent auditor for the fiscal years ended December 31, 2008 and 2007:

	2008		2007
	(in millions)
Audit Fees	Php	45	Php	41
All Other Fees		19		25

Total	Php	64	Php	66

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
Item 16D. Exemption from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser
In 2008, we obtained our board of directors’ approval on a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at December 31, 2008, we acquired a total of 1,972,290 shares of PLDT’s common stock at a weighted average price of Php2,521 per share for a total consideration of Php4,973 million in accordance with the share buyback program. The table below sets forth purchases made by or on behalf of PLDT of shares of PLDT’s common stock for the year ended December 31, 2008.

			Total Number of Shares
	Total Number of		Purchased as Part of	Maximum Number of Shares
	Shares	Average Price	Publicly Announced	that May Yet Be Purchased
Period	Purchased(1)	Paid per Share	Plans or Programs	Under the Programs

March 17 - 19, 2008	60,000	2,635	60,000	1,940,000	(2)
March 24 - 27, 2008	92,440	2,708	152,440	1,847,560
April 4, 2008	30,000	2,782	182,440	1,817,560
April 8 - 11, 2008	62,000	2,777	244,440	1,755,560
April 14 - 18, 2008	101,820	2,727	346,260	1,653,740
May 9, 2008	25,000	2,588	371,260	1,628,740
May 12 - 16, 2008	144,810	2,658	516,070	1,483,930
May 19 - 23, 2008	115,920	2,660	631,990	1,368,010
May 26 - 30, 2008	83,050	2,618	715,040	1,284,960
June 2 - 6, 2008	137,710	2,556	852,750	1,147,250
June 10 - 13, 2008	138,280	2,361	991,030	1,008,970
June 16 - 20, 2008	168,030	2,449	1,159,060	840,940
June 23 - 27, 2008	182,630	2,416	1,341,690	658,310
June 30, 2008	41,720	2,394	1,383,410	616,590
July 1 - 4, 2008	150,440	2,344	1,533,850	466,150
July 7 - 10, 2008	121,890	2,430	1,655,740	344,260
July 14 - 16, 2008	83,890	2,413	1,739,630	260,370
September 15 - 16, 2008	16,410	2,571	1,756,040	2,243,960	(2)
September 18, 2008	4,000	2,465	1,760,040	2,239,960
September 23, 2008	3,100	2,595	1,763,140	2,236,860
September 30, 2008	10,440	2,646	1,773,580	2,226,420
October 3, 2008	20,000	2,695	1,793,580	2,206,420
October 6 - 10, 2008	76,150	2,502	1,869,730	2,130,270
October 13 - 17, 2008	90,160	2,328	1,959,890	2,040,110
November 7, 2008	12,400	1,983	1,972,290	3,027,710	(2)

Total	1,972,290

(1)	Outside the share buyback program, we did not repurchase any of our shares in the year ended December 31, 2008.

(2)	The Board of Directors approved the initial share buyback program of up to two million shares of PLDT’s common stock on January 29, 2008, authorized the repurchase of up to another two million shares on August 5, 2008, and approved the repurchase of an additional one million shares on December 9, 2008.

Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
PLDT is a Philippine company with its shares of common stock listed on the PSE and ADSs listed on the NYSE. As a foreign private issuer, PLDT is permitted under the NYSE listing standards to follow Philippine corporate governance practices on most corporate governance matters, and, accordingly, PLDT complies with the Philippine SEC Governance Code in respect of its corporate governance practices as well as with the NYSE listing standards applicable to foreign private issuers. PLDT’s corporate governance practices are generally consistent with the NYSE listing standards, except that PLDT’s corporate governance practices differ from U.S. companies under the NYSE listing standards in the significant ways summarized below.
•	Number of Independent Directors. The NYSE listing standards require a majority of the board of directors to be independent. We have four independent directors out of 13 directors, which exceeds the requirements under the Philippine SEC Governance Code that at least two members or 20% of the board of directors must be independent.
•	Director Independence Tests. There are differences between the director independence tests applied in PLDT’s corporate governance practice and those under the NYSE listing standards. In some cases, the independence tests set forth in the NYSE listing standards are more stringent than those under PLDT’s corporate governance practice and vice versa.
•	Examples where the NYSE listing standards impose more stringent standards than PLDT’s corporate governance practices include the “auditor affiliation” test. In contrast to the NYSE listing standards, under PLDT’s By-Laws and Board Committee charters, present or previous affiliation or employment of a director’s immediate family member with the external auditors, or a director’s past or present affiliation with a firm that is PLDT’s internal auditor do not preclude a determination that such director is independent.
•	Examples where PLDT’s corporate governance practices impose more stringent standards than NYSE listing standards include the look back periods for the independence tests and the “material relationship with the listed company” test. The look back period for each of the “past employment” and the “auditor affiliation” tests under PLDT’s corporate governance practices is five years compared to three years under the NYSE listing standards. Furthermore, in respect of material relationships that preclude an independence finding, PLDT’s Corporate Governance Manual provides that a director who is, or whose relative is, a substantial shareholder of PLDT, any of its related companies or any of its substantial shareholders cannot be considered as independent.
•	Meetings of non-management directors. PLDT does not currently have regularly scheduled sessions of the non-management directors. However, as discussed and agreed by the Governance and Nomination Committee in its various meetings, non-management and/or independent directors are encouraged to request the Chairman to hold such meetings of non-management directors when there are important matters for discussion requiring such meetings.
•	Nominating/Corporate Governance Committee and Compensation Committee. The NYSE listing standards require a listed company to maintain a nominating/corporate governance committee and a compensation committee, both composed entirely of independent directors. Our governance and nomination committee and our executive compensation committee is each composed of five voting members, a majority of whom are independent directors, which exceeds the requirements under the Philippine SEC Governance Code that one of the at least three voting members of the nominating/corporate governance committee and one of the at least three members of the compensation committee must be independent.

•	Audit Committee. As required by NYSE listing standards, PLDT maintains an audit committee in full compliance with Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual. All of the members of PLDT’s audit committee are independent directors meeting the independence requirements of Rule 10A-3 as well as those under Section 303A.07 of the NYSE Listed Company Manual, except in those areas where our independence tests under the Philippine SEC Governance Code differ from those under the NYSE listing standards, as discussed above.
A more detailed discussion of the differences between our corporate governance practices and the NYSE listing standards is set forth on our website at: http://www.pldt.com.ph/NR/rdonlyres/43AE788A-1ADE-4F8D-B279-652A4D4C5DF5/9036/pldtdisclosure.pdf.
PART III
Item 17. Financial Statements
PLDT has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18. Financial Statements

Item 19. Exhibits
See Item 18 above for details of the financial statements filed as part of this annual report.
Exhibits to this report:

1	(a).	Articles of Incorporation (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1	(b).	By-Laws (as amended on June 28, 2005) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in June 2006)

2.		We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4.		Material Contracts

6.		Computation of Earnings Per Share

7.		Calculation of Ratio of Earnings to Fixed Charges

8.		Subsidiaries

12.1		Certification of Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2		Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1		Certification of Chief Executive Officer required by Rule 13a-14(b) of the Exchange Act

13.2		Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

April 2, 2009

	By:	/s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and
Legal Services Head and Corporate Secretary

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1	(a)	Articles of Incorporation (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1	(b)	By-Laws (as amended on June 28, 2005) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in June 2006)

2		We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4	(a)	Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation (incorporated by reference to PLDT’s Form 6-K for the month of September 1999)

4	(b)	Executive Stock Option Plan (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4	(c)	Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between Piltel, Piltel (Cayman) Limited, PLDT, The Chase Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4	(d)	The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and NTT DoCoMo (incorporated by reference to Schedule 13D/A (Amendment No.2) as filed with the United States Securities and Exchange Commission by Nippon Telegraph and Telephone Corporation and NTT Communications Corporation on January 31, 2006)

6		Computation of Earnings Per Share

7		Calculation of Ratio of Earnings to Fixed Charges

8		Subsidiaries

12.1		Certification of Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2		Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1		Certification of Chief Executive Officer required by Rule 13a-14(b) of the Exchange Act

13.2		Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

EXHIBIT 6
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Computation of Earnings Per Share
For the years 2008, 2007 and 2006
Amounts in conformity with IFRS

	2008(1)		2008		2007		2006
	(in millions, except earnings per common share)
Earnings per share for the year attributable to common equity holders of PLDT
Basic
Net income attributable to equity holders of PLDT	US$	720	Php	34,317	Php	39,289	Php	32,385
Deduct: Dividends on preferred share		(9)		(455)		(457)		(455)

Net income attributable to common shareholders	US$	711	Php	33,862	Php	38,832	Php	31,930

Diluted
Net income attributable to equity holders of PLDT	US$	720	Php	34,317	Php	39,289	Php	32,385
Deduct: Dividends on preferred share		(9)		(455)		(457)		(455)
Dividends on dilutive preferred stock subject to mandatory redemption charged to interest expense for the year		—		—		17		—
Accretion to redemption value of preferred stock subject to mandatory conversion		—		—		131		—
Foreign exchange gains on preferred stock subject to mandatory conversion		—		—		(182)		—

Net income applicable to common shareholders	US$	711	Php	33,862	Php	38,798	Php	31,930

Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning				188,741		188,435		180,789
Effect of issuance of common shares during the year				542		221		3,667
Effect of purchase of treasury stock during the year				(1,120)		—		—

				188,163		188,656		184,456

Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning				188,741		188,435		180,789
Effect of issuance of common shares during the year				542		221		3,667
Average incremental number of shares under ESOP(2)				13		38		98
Effect of purchase of treasury stock during the year				(1,120)		—		—
Common shares equivalent of preferred shares deemed dilutive				—		680		—

				188,176		189,374		184,554

Earnings per share
Basic		3.78		179.96		205.84		173.10
Diluted		3.78		179.95		204.88		173.01

(3)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS and U.S. GAAP. For convenience, the peso financial information as at and for the year ended December 31, 2008 has been translated into U.S. dollars at the exchange rate of Php47.647 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2008.

(2)	The dilutive effect of the outstanding options is reflected as additional share dilution in the computation of earnings per common share, see Note 7 — Earnings per Common Share to the accompanying audited consolidated financial statements in Item 18 for further discussion.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Computation of Operating Income and Earnings Per Share
For the years 2005 and 2004
Amounts in conformity with U.S. GAAP

	2005		2004
	(in millions, except net operating income per
	common share)
1. Operating income per share
Basic
Operating income	Php	48,514	Php	48,539
Deduct: Dividends on convertible preferred shares		1,677		1,764
Accretion of redemption value of preferred stock subject to mandatory conversion		1,443		1,503

Operating income applicable to common shareholders	Php	45,394	Php	45,272

Diluted
Operating income	Php	48,514	Php	48,539
Deduct: Dividends on convertible preferred shares		70		49
Accretion of redemption value of preferred stock subject to mandatory conversion		1,746		—

Operating income applicable to common shareholders	Php	46,698	Php	48,490

Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning		170,214		169,476
Effect of issuance of common shares during the year		1,855		252

		172,069		169,728

Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning		170,214		169,476
Effect of issuance of common shares during the year		1,855		252
Weighted average number of shares under ESOP during the year(1)		94		155
Common shares equivalent of preferred shares deemed dilutive		10,858		22,381

		183,021		192,264

Operating income per share
Basic	Php	263.81	Php	266.73
Diluted		255.15		252.20

2. Earnings per share
Basic
Net income after cumulative effect of change in accounting policy	Php	40,603	Php	28,101
Deduct: Dividends on convertible preferred shares		1,677		1,764
Accretion to redemption value of preferred stock subject to mandatory conversion		1,443		1,503

Net income attributable to common shareholders	Php	37,483	Php	24,834

Diluted
Net income (loss) after cumulative effect of change in accounting policy	Php	40,603	Php	28,101
Deduct: Dividends on convertible preferred shares		70		285
Accretion to redemption value of preferred stock subject to mandatory conversion		1,746		1,503

Net income applicable to common shareholders	Php	38,787	Php	26,313

Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning		170,214		169,476
Effect of issuance of common shares during the year		1,855		252

		172,069		169,728

Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning		170,214		169,476
Effect of issuance of common shares during the year		1,855		252
Average incremental number of shares under ESOP(1)		94		155
Common shares equivalent of preferred shares deemed dilutive		10,858		11,213

		183,021		181,096

Earnings per share(1)
Basic	Php	217.84	Php	146.32
Diluted		211.93		145.30

(1)	The dilutive effect of the outstanding options is reflected as additional share dilution in the computation of earnings per common share.

EXHIBIT 7
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Calculation of Ratio of Earnings to Fixed Charges
For the years 2008, 2007 and 2006
Amounts in conformity with IFRS

	2008(1)		2008		2007		2006
	(in millions, except ratio of earnings to fixed charges)

Earnings: Income before income tax
Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees subsidiaries	US$	1,134	Php	54,049	Php	58,081	Php	38,249
Add (Deduct):
Fixed Charges (see b below)		164		7,831		8,051		10,874
Amortization of capitalized interest		33		1,543		1,559		1,490
Capitalized interest		(16)		(778)		(542)		(549)

Total Earnings(a)	US$	1,315	Php	62,645	Php	67,149	Php	50,064

Fixed Charges(b)
Interest on loans and related items	US$	107	Php	5,083	Php	5,714	Php	7,359
Capitalized interest		16		778		542		549
Amortization of debt issuance costs		16		751		874		2,214
Estimated financing component of rent expense(3)		25		1,219		921		752

Total Fixed Charges	US$	164	Php	7,831	Php	8,051	Php	10,874

Ratio (a/b) (2)		8.0		8.0		8.3		4.6

For the years 2005 through 2004
Amounts in conformity with U.S. GAAP

	2005		2004
	(in millions, except ratio of earnings to fixed charges)

Earnings:
Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees subsidiaries	Php	45,770	Php	34,840
Add (Deduct):
Fixed Charges (see b below)		11,273		13,479
Amortization of capitalized interest		1,443		1,510
Capitalized interest		(504)		(595)

Total Earnings(a)	Php	57,982	Php	49,234

Fixed Charges(b)
Interest on loans and related items	Php	9,615	Php	11,115
Capitalized interest		504		595
Amortization of debt issuance costs		459		1,049
Estimated financing component of rent expense(3)		695		720

Total Fixed Charges	Php	11,273	Php	13,479

Ratio (a/b) (2)		5.1		3.7

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS and U.S. GAAP. For convenience, the peso financial information as at and for the year ended December 31, 2008 has been translated into U.S. dollars at the exchange rate of Php47.647 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2008.

(2)	For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest, (2) preference security dividend requirements of consolidated subsidiaries, and (3) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

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

EXHIBIT 8
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Subsidiaries as at December 31, 2008

			Percentage of Ownership
Name of Subsidiary	Place of Incorporation	Principal Activity	Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	—
Smart Broadband, Inc.	Philippines	Internet broadband distribution	—	100.0
SmartConnect Holdings Pte. Ltd.	Singapore	Investment company	—	100.0
I-Contacts Corporation	Philippines	Customer interaction solutions	—	100.0
Wolfpac Mobile, Inc.	Philippines	Mobile applications development and services	—	100.0
SmartConnect Global Pte. Ltd.	Singapore	International trade of satellites and GSM enabled global telecommunications	—	100.0
Wireless Card, Inc.	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0
Smart Money Holdings Corporation	Cayman Islands	Investment Company	—	100.0
Smart Money, Inc.	Cayman Islands	Mobile commerce solutions marketing	—	100.0
Telecoms Solutions, Inc.	Mauritius	Mobile commerce platforms	—	100.0
Far East Capital Limited	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0
Smarthub, Incorporated	Philippines	Development and sale of software, maintenance and support services	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0
Francom Holdings, Inc.	Philippines	Investment company	—	100.0
Connectivity Unlimited Resource Enterprise	Philippines	Cellular mobile services	—	100.0
Airborne Access Corporation	Philippines	Wireless Internet services	—	99.4
Pilipino Telephone Corporation	Philippines	Cellular mobile services	—	92.5
3rd Brand Pte. Ltd.	Singapore	Solutions and systems integration services	—	85.0
Telesat, Inc.	Philippines	Satellite communications services	100.0	—
ACeS Philippines Cellular Satellite Corporation	Philippines	Satellite information and messaging services	88.5	11.5
Mabuhay Satellite Corporation	Philippines	Satellite communications services	67.0	—

Fixed Line
PLDT Clark Telecom, Inc.	Philippines	Telecommunications services	100.0	—
PLDT Subic Telecom, Inc.	Philippines	Telecommunications services	100.0	—
PLDT Global Corporation	British Virgin Islands	Telecommunications services	100.0	—
Smart-NTT Multimedia, Inc.	Philippines	Data and network services	100.0	—
PLDT-Maratel, Inc.	Philippines	Telecommunications services	97.5	—
Bonifacio Communications Corporation	Philippines	Telecommunications, infrastructure and related value-added services	75.0	—

Information and Communications Technology, or ICT
ePLDT, Inc.	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer interaction solutions and IT-related services	100.0	—
SPi Technologies, Inc. and Subsidiaries	Philippines	Knowledge processing solutions	—	100.0
ePLDT Ventus, Inc.	Philippines	Customer interaction solutions	—	100.0
Vocativ Systems, Inc.	Philippines	Customer interaction solutions	—	100.0
Parlance Systems, Inc.	Philippines	Customer interaction solutions	—	100.0
Infocom Technologies, Inc.	Philippines	Internet access services	—	99.6
Digital Paradise Thailand	Thailand	Internet access services	—	87.5
netGames, Inc.	Philippines	Publisher of online games	—	80.0
Digital Paradise, Inc.	Philippines	Internet access services	—	75.0
Level Up! (Philippines), Inc.	Philippines	Publisher of online games	—	60.0

Exhibit 12.1
CERTIFICATION
I, Napoleon L. Nazareno, certify that:
1.	I have reviewed this annual report on Form 20-F of Philippine Long Distance Telephone Company (the “Company”);
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4.	The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
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
April 2, 2009

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
April 2, 2009

/s/ Anabelle L. Chua
Anabelle L. Chua
Senior Vice President and Treasurer (Principal Financial Officer)

Exhibit 13.1
CERTIFICATION
Pursuant to 18 U.S.C. § 1350, I, Napoleon L. Nazareno, President and Chief Executive Officer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2008 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.
April 2, 2009

/s/ Napoleon L. Nazareno
Napoleon L. Nazareno
President and Chief Executive Officer (Principal Executive Officer)
The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 13.2
CERTIFICATION
Pursuant to 18 U.S.C. § 1350, I, Anabelle L. Chua, Senior Vice President and Treasurer of Philippine Long Distance Telephone Company, hereby certify, to my knowledge, that our annual report on Form 20-F for the year ended December 31, 2008 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, our financial condition and results of operations.
April 2, 2009

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

Report of Independent Registered Public Accounting Firm
The Board of Directors and the Stockholders
Philippine Long Distance Telephone Company
We have audited Philippine Long Distance Telephone Company and Subsidiaries’ (collectively referred to as the “PLDT Group”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The PLDT Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the PLDT Group’s internal control over financial reporting based on our audit.
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
In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PLDT Group as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 31, 2009 expressed an unqualified opinion thereon.
/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
March 31, 2009

Report of Independent Registered Public Accounting Firm
The Stockholders and the Board of Directors
Philippine Long Distance Telephone Company
We have audited the accompanying consolidated balance sheets of Philippine Long Distance Telephone Company and Subsidiaries (collectively referred to as the “PLDT Group”) as of
December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the PLDT Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the PLDT Group at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the PLDT Group’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2009 expressed an unqualified opinion thereon.
/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
March 31, 2009

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(in million pesos, except par value, per share amounts and number of shares)

	2008	2007
ASSETS
Noncurrent Assets
Property, plant and equipment — net (Notes 3, 5, 8, 18 and 26)	160,326	159,414
Investments in associates and joint ventures (Notes 9, 18 and 26)	1,174	1,351
Available-for-sale financial assets (Note 26)	131	143
Investment in debt securities (Notes 13 and 26)	635	273
Investment properties (Notes 3, 10 and 26)	617	577
Goodwill and intangible assets — net (Notes 3, 5, 11 and 26)	10,450	11,721
Deferred income tax assets — net (Notes 3, 4, 6 and 26)	9,605	13,757
Derivative financial assets (Note 26)	—	59
Prepayments — net of current portion (Notes 16, 22 and 26)	2,501	2,281
Advances and refundable deposits — net of current portion (Note 26)	1,086	1,030

Total Noncurrent Assets	186,525	190,606

Current Assets
Cash and cash equivalents (Notes 12 and 26)	33,684	17,447
Short-term investments (Note 26)	6,670	13,415
Investment in debt securities (Notes 13 and 26)	1,656	1,115
Trade and other receivables — net (Notes 3, 14, 22 and 26)	15,909	12,645
Inventories and supplies (Notes 3, 15 and 26)	2,069	1,167
Derivative financial assets (Note 26)	56	897
Current portion of prepayments (Notes 16, 22 and 26)	4,164	2,368
Current portion of advances and refundable deposits (Notes 13 and 26)	1,825	498

Total Current Assets	66,033	49,552

TOTAL ASSETS	252,558	240,158

EQUITY AND LIABILITIES
Equity
Preferred stock, Php10 par value, authorized — 822,500,000 shares; issued and outstanding — 441,480,512 shares as at December 31, 2008 and 441,650,297 shares as at December 31, 2007 (Notes 7 and 17)	4,415	4,417
Common stock, Php5 par value, authorized — 234,000,000 shares; issued — 189,456,127 shares and outstanding — 187,483,837 shares as at December 31, 2008 and issued and outstanding — 188,740,519 shares as at December 31, 2007 (Notes 7 and 17)	947	943
Treasury stock — 1,972,290 shares as at December 31, 2008 (Notes 7, 17 and 26)	(4,973)	—
Stock options issued (Note 23)	6	9
Equity portion of convertible preferred stock (Note 18)	—	6
Capital in excess of par value	68,337	67,057
Retained earnings (Note 7)	37,177	39,894
Cumulative translation adjustments	(378)	(1,383)

Total Equity Attributable to Equity Holders of PLDT	105,531	110,943
Minority interests	1,438	1,402

TOTAL EQUITY	106,969	112,345

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
December 31, 2008 and 2007
(in million pesos, except par value, per share amounts and number of shares)

	2008	2007

Noncurrent Liabilities
Interest-bearing financial liabilities — net of current portion (Notes 8, 18, 24 and 26)	58,910	53,387
Deferred income tax liabilities (Notes 3, 4, 6 and 26)	1,288	2,066
Derivative financial liabilities (Notes 24 and 26)	1,761	7,741
Pension and other employee benefits (Notes 3, 23 and 26)	5,467	4,540
Customers’ deposits (Notes 24 and 26)	2,251	2,201
Deferred credits and other noncurrent liabilities (Notes 3, 8, 11, 14, 19, 21 and 26)	10,582	9,632

Total Noncurrent Liabilities	80,259	79,567

Current Liabilities
Accounts payable (Notes 20, 22, 25 and 26)	18,268	12,253
Accrued expenses and other current liabilities (Notes 3, 11, 18, 19, 21, 22, 23, 24, 25 and 26)	24,381	21,929
Derivative financial liabilities (Notes 24 and 26)	87	242
Provisions for assessments (Notes 22, 24, 25 and 26)	1,555	1,112
Current portion of interest-bearing financial liabilities (Notes 8, 18, 24 and 26)	15,080	8,764
Dividends payable (Notes 7, 18, 24 and 26)	1,379	1,071
Income tax payable (Notes 6 and 26)	4,580	2,875

Total Current Liabilities	65,330	48,246

TOTAL LIABILITIES	145,589	127,813

TOTAL EQUITY AND LIABILITIES	252,558	240,158

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2008, 2007 and 2006
(in million pesos, except earnings per common share amounts)

	2008	2007	2006

REVENUES
Service revenues (Notes 3 and 4)	142,873	135,478	124,988
Non-service revenues (Notes 3, 4 and 5)	2,964	3,226	2,520

	145,837	138,704	127,508

EXPENSES
Depreciation and amortization (Notes 3, 4 and 8)	24,709	28,613	31,869
Compensation and employee benefits (Notes 3, 5 and 23)	20,709	20,470	18,359
Repairs and maintenance (Note 22)	8,569	7,310	6,886
Selling and promotions	5,695	5,541	4,907
Cost of sales (Notes 5, 22 and 24)	5,252	5,127	5,625
Professional and other contracted services (Note 22)	4,591	4,719	3,097
Asset impairment (Notes 3, 5, 8, 9, 11, 13, 14 and 15)	4,180	1,317	2,766
Rent (Notes 3 and 24)	3,656	2,762	2,257
Taxes and licenses (Note 25)	2,736	2,319	1,747
Communication, training and travel	1,993	1,850	1,481
Insurance and security services (Note 22)	1,196	1,197	1,255
Provisions (Notes 3, 4, 14, 15, 22, 24 and 25)	898	666	38
Amortization of intangible assets (Notes 3 and 11)	377	390	450
Other expenses (Note 22)	1,225	1,306	1,266

	85,786	83,587	82,003

	60,051	55,117	45,505

OTHER INCOME (EXPENSES)
Gains (losses) on derivative financial instruments — net (Note 26)	3,115	(2,849)	(8,304)
Interest income (Note 5)	1,668	1,503	1,654
Equity share in net losses of associates and joint ventures (Note 9)	(176)	(11)	(52)
Financing costs — net (Notes 5, 7, 8, 18 and 26)	(6,104)	(7,088)	(10,854)
Foreign exchange (losses) gains — net (Notes 8, 18 and 26)	(6,170)	7,990	4,821
Others (Notes 5, 8, 22 and 24)	1,665	3,419	5,479

	(6,002)	2,964	(7,256)

INCOME BEFORE INCOME TAX	54,049	58,081	38,249

PROVISION FOR INCOME TAX (Notes 3, 4 and 6)	19,073	18,807	5,668

NET INCOME FOR THE YEAR	34,976	39,274	32,581

ATTRIBUTABLE TO:
Equity holders of PLDT (Note 7)	34,317	39,289	32,385
Minority interests	659	(15)	196

	34,976	39,274	32,581

Earnings Per Share For The Year Attributable to Common Equity Holders of PLDT (Note 7)
Basic	179.96	205.84	173.10
Diluted	179.95	204.88	173.01

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2008, 2007 and 2006
(in million pesos)

									Total
									Equity
				Stock	Equity Portion	Capital in		Cumulative	Attributable to
	Preferred	Common	Treasury	Options	of Convertible	Excess of	Retained	Translation	Equity Holders of	Minority	Total
	Stock	Stock	Stock	Issued	Preferred Stock	Par Value	Earnings	Adjustments	PLDT	Interests	Equity
Balances at January 1, 2006	4,433	904	—	67	49	53,918	11,891	504	71,766	1,162	72,928
Changes in equity:
Net income for the year	—	—	—	—	—	—	32,385	—	32,385	196	32,581
Foreign currency translation differences	—	—	—	—	—	—	—	(546)	(546)	(45)	(591)
Net gains on available-for-sale financial assets	—	—	—	—	—	—	—	5	5	—	5

Total expense for the year recognized directly in equity	—	—	—	—	—	—	—	(541)	(541)	(45)	(586)

Total income and expense for the year	—	—	—	—	—	—	32,385	(541)	31,844	151	31,995
Cash dividends (Note 7)	—	—	—	—	—	—	(14,915)	—	(14,915)	—	(14,915)
Issuance of capital stock — net of conversion (Note 17)	(9)	38	—	—	(40)	12,567	—	—	12,556	—	12,556
Exercised option shares (Note 23)	—	—	—	(27)	—	89	—	—	62	—	62
Minority interests	—	—	—	—	—	—	—	—	—	227	227

Balances at December 31, 2006	4,424	942	—	40	9	66,574	29,361	(37)	101,313	1,540	102,853

Balances at January 1, 2007	4,424	942	—	40	9	66,574	29,361	(37)	101,313	1,540	102,853
Changes in equity:
Net income for the year	—	—	—	—	—	—	39,289	—	39,289	(15)	39,274
Deferred income tax effects on cash flow hedges	—	—	—	—	—	—	—	(256)	(256)	—	(256)
Foreign currency translation differences	—	—	—	—	—	—	—	(1,782)	(1,782)	(67)	(1,849)
Net gains on available-for-sale financial assets	—	—	—	—	—	—	—	30	30	—	30
Net gains on cash flow hedges	—	—	—	—	—	—	—	662	662	—	662

Total expense for the year recognized directly in equity	—	—	—	—	—	—	—	(1,346)	(1,346)	(67)	(1,413)

Total income and expense for the year	—	—	—	—	—	—	39,289	(1,346)	37,943	(82)	37,861
Cash dividends (Note 7)	—	—	—	—	—	—	(28,756)	—	(28,756)	(12)	(28,768)
Issuance of capital stock — net of conversion (Note 17)	(7)	1	—	—	(3)	379	—	—	370	—	370
Exercised option shares (Note 23)	—	—	—	(31)	—	104	—	—	73	—	73
Minority interests	—	—	—	—	—	—	—	—	—	(44)	(44)

Balances at December 31, 2007	4,417	943	—	9	6	67,057	39,894	(1,383)	110,943	1,402	112,345

Balances at January 1, 2008	4,417	943	—	9	6	67,057	39,894	(1,383)	110,943	1,402	112,345
Changes in equity:
Net income for the year	—	—	—	—	—	—	34,317	—	34,317	659	34,976
Deferred income tax effects on cash flow hedges	—	—	—	—	—	—	—	251	251	—	251
Foreign currency translation differences	—	—	—	—	—	—	—	1,425	1,425	65	1,490
Net losses on available-for-sale financial assets	—	—	—	—	—	—	—	(9)	(9)	—	(9)
Net losses on cash flow hedges	—	—	—	—	—	—	—	(662)	(662)	—	(662)

Total income for the year recognized directly in equity	—	—	—	—	—	—	—	1,005	1,005	65	1,070

Total income for the year	—	—	—	—	—	—	34,317	1,005	35,322	724	36,046
Cash dividends (Note 7)	—	—	—	—	—	—	(37,034)	—	(37,034)	(398)	(37,432)
Issuance of capital stock — net of conversion (Note 17)	(2)	4	—	—	(6)	1,270	—	—	1,266	—	1,266
Exercised option shares (Note 23)	—	—	—	(3)	—	10	—	—	7	—	7
Treasury stock (Notes 7, 17 and 26)	—	—	(4,973)	—	—	—	—	—	(4,973)	(308)	(5,281)
Minority interests	—	—	—	—	—	—	—	—	—	18	18

Balances at December 31, 2008	4,415	947	(4,973)	6	—	68,337	37,177	(378)	105,531	1,438	106,969

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006
(in million pesos)

	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	54,049	58,081	38,249
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 8)	24,709	28,613	31,869
Foreign exchange losses (gains) — net (Notes 18 and 26)	6,170	(7,990)	(4,821)
Interest on loans and other related items — net (Note 5)	5,083	5,714	7,359
Asset impairment (Notes 3, 5, 14, 15 and 26)	4,180	1,317	2,766
Incentive plans (Notes 3, 5 and 23)	1,281	1,448	3,150
Accretion on financial liabilities — net (Notes 5 and 26)	956	1,161	3,314
Pension benefit costs (Notes 3, 5 and 23)	725	1,773	1,003
Amortization of intangible assets (Note 11)	377	390	450
Equity share in net losses of associates and joint ventures	176	11	52
Dividends on preferred stock subject to mandatory redemption (Note 5)	4	17	130
Gain on disposal of property, plant and equipment (Note 8)	(534)	(527)	(158)
Interest income (Note 5)	(1,668)	(1,503)	(1,654)
(Gains) losses on derivative financial instruments — net (Note 26)	(3,115)	2,849	8,304
Gain on reversal of provision for onerous contracts (Note 25)	—	—	(3,529)
Others	830	(1,242)	(897)

Operating income before changes in assets and liabilities	93,223	90,112	85,587
Decrease (increase) in:
Trade and other receivables	(3,003)	(3,266)	(1,187)
Inventories and supplies	(913)	(76)	343
Prepayments	(877)	1,862	(1,513)
Advances and refundable deposits	(1,338)	(307)	1,329
Increase (decrease) in:
Accounts payable	5,244	4,763	(9,254)
Accrued expenses and other current liabilities	2,084	3,558	2,559
Pension and other employee benefits	(1,125)	(6,649)	(435)
Customers’ deposits	27	12	6
Other noncurrent liabilities	1	(1,167)	43

Net cash generated from operations	93,323	88,842	77,478
Income taxes paid	(15,021)	(11,424)	(8,267)

Net cash provided by operating activities	78,302	77,418	69,211

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from:
Maturity of short-term investments	28,476	15,935	658
Redemption of investment in debt securities	2,676	—	—
Disposal of property, plant and equipment (Note 8)	1,015	953	694
Disposal of investment in associates	187	—	—
Disposal of investment properties	9	10	72
Disposal of available-for-sale financial assets	—	7	—
Collection of notes receivable	—	—	89
Payments for:
Acquisition of intangibles (Note 11)	(69)	(213)	—
Available-for-sale financial assets	(206)	—	—
Purchase of subsidiaries — net of cash acquired (Note 11)	(375)	(1,687)	(10,254)
Purchase of investments in associates	(379)	(601)	(636)
Purchase of investment in debt securities	(3,457)	(264)	—
Interest received	1,461	1,218	1,481
Increase in advances and refundable deposits	(77)	(424)	(1,054)
Interest paid — capitalized to property, plant and equipment (Notes 5 and 8)	(778)	(542)	(549)
Additions to short-term investments	(21,072)	(21,429)	(6,166)
Additions to property, plant and equipment (Notes 5 and 8)	(24,425)	(24,282)	(20,125)

Net cash used in investing activities	(17,014)	(31,319)	(35,790)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2008, 2007 and 2006
(in million pesos)

	2008	2007	2006

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt (Note 18)	17,912	7,647	9,724
Additional capital expenditures under long-term financing	6,614	8,746	9,159
Proceeds from notes payable	660	502	211
Proceeds from issuance of capital stock	8	76	66
Payments of debt issuance costs	(149)	(54)	(34)
Payments of obligations under finance lease	(474)	(199)	(210)
Payments of notes payable	(678)	(193)	(128)
Settlements of derivative financial instruments	(2,891)	(2,066)	(3,727)
Interest paid — net of capitalized portion	(5,167)	(5,891)	(7,528)
Payments for redemption of shares (Notes 7, 17 and 26)	(5,281)	(15)	—
Reduction in capital expenditures under long-term financing	(5,519)	(6,837)	(9,282)
Payments of long-term debt (Note 18)	(13,375)	(18,065)	(29,238)
Cash dividends paid	(37,124)	(28,470)	(14,913)

Net cash used in financing activities	(45,464)	(44,819)	(45,900)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	413	(703)	(710)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,237	577	(13,189)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,447	16,870	30,059

CASH AND CASH EQUIVALENTS AT END OF YEAR	33,684	17,447	16,870

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Corporate Information
The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or NTT DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at December 31, 2008. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represents an attributable interest of approximately 6.4% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. First Pacific Group had beneficial ownership of approximately 26.37% in PLDT’s outstanding common stock as at December 31, 2008.
The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at December 31, 2008, there were a total of over 45 million ADSs outstanding.
PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.
We are the leading telecommunications service provider in the Philippines. Through our principal business segments — wireless, fixed line and information and communications technology — we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.
Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.
Our consolidated financial statements as at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 were approved and authorized for issuance by the Board of Directors on March 31, 2009, as reviewed and recommended for approval by the Audit Committee.

2.	Summary of Significant Accounting Policies and Practices
Basis of Preparation
Our consolidated financial statements have been prepared under the historical cost basis except for derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair values.
Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million except when otherwise indicated.
Basis of Consolidated Financial Statements Preparation
Our consolidated financial statements include the financial statements of PLDT and those of the following subsidiaries (collectively, the “PLDT Group”).

			2008		2007
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI	Philippines	Internet broadband distribution	—	100.0	—	100.0
SmartConnect Holdings Pte. Ltd., or SCH	Singapore	Investment company	—	100.0	—	100.0
I—Contacts Corporation, or I—Contacts	Philippines	Customer interaction solutions	—	100.0	—	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	—	100.0	—	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0	—	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0	—	100.0
Smarthub, Incorporated, or SHI	Philippines	Development and sale of software, maintenance and support services	—	100.0	—	100.0
Smart Money Holdings Corporation	Cayman Islands	Investment company	—	100.00	—	100.00
Smart Money, Inc.	Cayman Islands	Mobile commerce solutions marketing	—	100.00	—	100.00
Telecoms Solutions, Inc.	Mauritius	Mobile commerce platforms	—	100.00	—	100.00
Far East Capital Limited	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.00	—	100.00
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	—
Francom Holdings, Inc., or FHI	Philippines	Investment company	—	100.0	—	—
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	—
Airborne Access Corporation, or Airborne Access	Philippines	Wireless Internet services	—	99.4	—	—
Pilipino Telephone Corporation, or Piltel	Philippines	Cellular mobile services	—	92.5	—	92.1
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	—	67.0	—

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart—NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	—	100.0	—
PLDT—Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	—	97.5	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value—added services	75.0	—	75.0	—

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT	Philippines	Information and communications infrastructure for Internet—based services, e—commerce, customer interaction solutions and IT—related services	100.0	—	100.0	—
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	—	100.0	—	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Customer interaction solutions	—	100.0	—	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Customer interaction solutions	—	100.0	—	100.0
Parlance Systems, Inc., or Parlance	Philippines	Customer interaction solutions	—	100.0	—	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet access services	—	99.6	—	99.6
Digital Paradise Thailand, or DigiPar Thailand	Thailand	Internet access services	—	87.5	—	87.5
netGames, Inc., or netGames	Philippines	Publisher of online games	—	80.0	—	80.0
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	—	75.0	—	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	—	60.0	—	60.0
Airborne Access Corporation, or Airborne Access	Philippines	Wireless Internet services	—	—	—	51.0

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
Minority interests represent the portion of profit or loss and net assets not held by us and are presented separately in the consolidated statements of income and within equity in the consolidated balance sheets, separately from equity attributable to equity holders of PLDT. Acquisition of minority interests is accounted for using the parent entity extension method, whereby, the difference between the consideration and the net book value of the share of the net assets acquired is recognized as goodwill.
Minority interests represent the equity interests in Piltel, Level Up!, Mabuhay Satellite, 3rd Brand, Airborne Access, Maratel, BCC, Digital Paradise, DigiPar Thailand, netGames and Infocom not held by the PLDT Group.
When subsidiaries are sold, the difference between the selling price and the net assets including cumulative translation differences and goodwill is recognized in the consolidated statement of income.
Piltel’s Share Buyback Program
On November 3, 2008, the Board of Directors of Piltel approved a share buyback program of up to 58 million shares in Piltel, representing approximately 0.5% of Piltel’s outstanding common shares. As at December 31, 2008, Piltel had purchased 44,586,000 shares at a cost of Php308 million, resulting in an increase in equity ownership by Smart in Piltel from 92.1% to 92.5%. In January 2009, Piltel completed the repurchase of 58 million shares earmarked for the share buyback program at a total cost of Php403 million. On March 2, 2009, Piltel’s Board of Directors approved an increase in the number of common shares to be repurchased under the share buyback program of up to 25 million shares, through open market purchases, block trades or other modes subject to compliance with laws, rules and regulations.

Acquisition of Airborne Access by SBI from ePLDT
On March 24, 2008, ePLDT acquired for Php1 million in cash additional shares from the minority stockholders of Airborne Access thereby increasing its 51% ownership interest to 99.4%. Airborne Access is a wireless internet service provider and network developer, which has established its business in wireless LAN-based technologies, particularly WiFi technology. See Note 11 — Goodwill and Intangible Assets.
On May 1, 2008, SBI acquired from ePLDT a 99.4% equity ownership in Airborne Access for a total consideration of Php25 million to strengthen and complement SBI’s broadband internet service. As a result, Airborne Access’ business was transferred from our ICT segment to the wireless segment.
Acquisition of PHC, FHI and CURE
On April 25, 2008, Smart acquired the entire issued and outstanding capital stock of PHC and FHI, which collectively owned a 100% equity interest in CURE for a total consideration of Php420 million. PHC and FHI owned 97% and 3%, respectively, of CURE. The acquisition follows Smart’s plan to provide expanded and enhanced 3G services nationwide, including higher speed wireless broadband services. CURE is envisioned to provide Smart with a platform to offer and provide differentiated 3G services for niche markets. See Note 11 — Goodwill and Intangible Assets.
Acquisition of Debt and Equity of Philcom Corporation, or Philcom
On January 2, 2009, PLDT and Premier Global Resources, or PGR, executed a Debt Assignment Agreement wherein PGR sold to PLDT for Php340 million, the outstanding obligations of Philcom to suppliers, banks and other financial institutions, or the Philcom Lenders, that PGR acquired from such Philcom Lenders with a nominal amount of Php3,540 million. Following the execution of the Debt Assignment Agreement, PLDT and Philcom executed a Restructuring Agreement wherein PLDT agreed to the restructuring of the Philcom obligations from the nominal amount of Php3,540 million to Php340 million. The restructured principal of Php340 million is payable by Philcom in ten equal annual installments starting on January 2, 2010. Interest on the restructured principal is payable on each payment date based on the floating rate of one year PDST-F plus a margin of 250 bps.
On January 3, 2009, PLDT, PGR and Philippine Global Communications, Inc., or PGCI, executed a Share Assignment Agreement wherein PGCI sold to PLDT all of the outstanding common shares of Philcom for a total consideration of Php75 million. PGR controls 55% of the shares of PGCI through a voting trust agreement. Both parties have filed the necessary application/petition for the approval of this transaction by the NTC. See Note 11 — Goodwill and Intangible Assets.
The acquisition of Philcom is expected to allow the PLDT Group to broaden its presence in Mindanao, where it has operations carried out under Maratel and SBI. This expanded presence is expected to benefit not only the existing subscribers in the area, but will also provide the communities in the area with an opportunity to access improved telecommunications facilities.
Contemplated Consolidation of Cellular Business under Smart
Subject to the approval of Piltel shareholders and regulatory agencies, we contemplate to consolidate our cellular business under Smart through a series of transactions, which would include: (a) the licensing for use of Piltel’s “Talk ‘N Text” brand to Smart for a lump sum royalty fee based on a percentage of projected net service revenues; (b) the transfer of Piltel’s existing Talk ‘N Text subscriber base to Smart in consideration of a one-time payment equivalent to the subscriber acquisition cost which Smart would have incurred for the acquisition of its own subscribers; and (c) the sale of Piltel’s GSM fixed assets to Smart at net book value. In addition, Smart is currently evaluating a possible tender offer for shares of common stock of Piltel held by minority shareholders.

Statement of Compliance
Our consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
References to IFRS standards include International Accounting Standards, or IAS, interpretations of the International Financial Reporting Interpretations Committee, or IFRIC, and the interpretations of the Standards Interpretation Committee, or SIC.
Adoption of New Standards and Interpretations
Our accounting policies are consistent with those of the previous financial year except for the adoption of the interpretations which became effective on January 1, 2008, and an amendment to an existing standard that became effective on July 1, 2008. Our adoption of such new interpretations and amendment to an existing standard did not have any significant effect on our consolidated financial statements.
•	IFRIC 11, IFRS 2, Group and Treasury Share Transactions. This standard has become effective for annual periods beginning on or after March 1, 2007. This interpretation addresses issues relating to whether transactions should be accounted for as equity-settled or as cash-settled under IFRS 2 and issues concerning share-based payment arrangement involving entities within the same group.
•	IFRIC 12, Service Concession Arrangements. This interpretation has become effective for financial years beginning on or after January 1, 2008. This interpretation applies to contractual arrangements whereby a private sector party participates in the development, financing, operation and maintenance of infrastructure for public sector services.
•	IFRIC 14, IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. This interpretation has become effective for financial years beginning on or after January 1, 2008. IFRIC 14 addresses how to assess the limit under IAS 19, Employee Benefits, on the amount of the pension scheme surplus that can be recognized as an asset in our consolidated balance sheet, in particular, when a minimum funding requirement exists. The specific issues addressed by the interpretation are:
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
•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 7, Financial Instruments: Disclosures: Reclassification of Financial Assets. The amendments to IAS 39 are effective from July 1, 2008. Entities are not permitted to reclassify financial assets in accordance with the amendments before July 1, 2008. Any reclassification of a financial asset made in periods beginning on or after November 15, 2008 will take effect only from the date the reclassification is made. The amendments to IAS 39 permit an entity to: (1) reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category if the financial asset is no longer held for the purpose of selling or repurchasing it in the near term in particular circumstances; and (2) transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available-for-sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future.

Significant Accounting Policies and Practices
Business Combinations and Goodwill
Business combinations are accounted for using the purchase method of accounting. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of any acquired business at fair value.
Goodwill acquired in a business combination is initially measured at cost, such cost being the excess of the cost of the business combination over our interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether our other assets or liabilities are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated: (1) represents our lowest level at which the goodwill is monitored for internal management purposes; and (2) is not larger than a segment based on either our primary or secondary reporting format determined in accordance with IAS 14, Segment Reporting.
Where a business combination agreement provides for an adjustment to the consideration of the combination contingent on future events or achieving specified earnings levels in future periods, we recognize the estimated amount of that adjustment as part of cost of the combination and a liability at the acquisition date if the adjustment is probable and can be measured reliably (usually within 12 months from the date of acquisition). Otherwise, such adjustment is not recognized until it becomes probable and can be measured reliably in the subsequent period. Where future events do not occur or the estimate needs to be revised, the cost of the business combination initially recognized shall be adjusted accordingly. Future changes in estimates are treated as an adjustment to the cost of the combination with an adjustment to the recorded liability and goodwill.
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
When we acquire a business, embedded derivatives separated from the host contract by the acquiree are not reassessed on acquisition unless the business combination results in a change in terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.
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
Our reporting dates and that of our associates are identical and our associate’s accounting policies conform to those used by us for like transactions and events in similar circumstances.
After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investment in associates. We determine at each balance sheet date whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognize the amount in the consolidated statement of income.

Investments in Joint Ventures
Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Adjustments are made where necessary to bring the accounting policies in line with those of PLDT Group.
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
Foreign Currency Transactions and Translations
The functional and presentation currency of the entities under PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, DigiPar Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional closing rate of exchange prevailing at the balance sheet date. All differences are recognized in the consolidated statement of income except for foreign exchange losses that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.
The functional and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for DigiPar Thailand and Singapore dollar for SCH, SGP and 3rd Brand. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date, and income and expenses of these subsidiaries are translated at the weighted average exchange rate for the year. The exchange differences arising on translation were recognized as a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in equity relating to subsidiaries are recognized in the consolidated statement of income.
Foreign exchange gains or losses are treated as taxable income or deductible expenses in the year such exchange gains or losses are realized.
Financial Assets
Initial recognition
Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.
Financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.
Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Our financial assets include cash and cash equivalents, short-term investments, trade and other receivables, quoted and unquoted equity and debt securities, and derivative financial instruments.
Subsequent measurement
The subsequent measurement of financial assets depends on the classification as follows:
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the consolidated balance sheet at fair value with gains or losses recognized in the consolidated statement of income under “Gains or losses on derivative financial instrument transactions” for derivative instruments and “Other income or expense” for non-derivative financial assets. Interest earned and dividends received from investment at fair value through profit or loss are recognized in the consolidated statement of income under “Interest income” and “Other income”, respectively.
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
Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in the consolidated statement of income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in our consolidated statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated statement of income. Assets in this category are included in the current assets except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.
Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in the consolidated statement of income when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated statement of income. Assets in this category are included in the current assets except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized directly in equity until the investment is derecognized, at which time the cumulative gain or loss recorded in equity is recognized in the consolidated statement of income, or determined to be impaired, at which time the cumulative loss recorded in equity is recognized in the consolidated statement of income. Interest earned on holding available-for-sale debt securities are reported as interest income using the effective interest rate in our consolidated statement of income. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated statement of income under other income when the right of the payment has been established. These are included under non-current assets unless we intend to dispose of the investment within 12 months of the balance sheet date.
Financial Liabilities
Initial recognition
Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.
Financial liabilities are recognized initially at fair value and in the case of loans and borrowings, inclusive of directly attributable transaction costs.
Our financial liabilities include trade and other payables, loans and borrowings, customers’ deposits and derivative financial instruments.
Subsequent measurement
The measurement of financial liabilities depends on their classification as follows:
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at fair value though profit or loss.
Financial liabilities are classified as held-for-trading if they are acquired for the purpose of repurchasing in the near term. Derivative liabilities, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments.
Gains or losses on liabilities held-for-trading and those designated at fair value through profit or loss are recognized in the consolidated statement of income.
Loans and borrowings
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.
Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments
The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.
Amortized cost of financial instruments
Amortized cost is computed using the effective interest rate method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of effective interest rate.
Day 1 profit or loss
Where the transaction price in a non-active market is different from the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, we recognize the difference between the transaction price and fair value (a Day 1 profit or loss) in the consolidated statement of income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which are not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” profit or loss amount.
Impairment of Financial Assets
We assess at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.
Financial assets carried at amortized costs
For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.
If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of income. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in the consolidated statement of income.

The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.
Available-for-sale financial assets
For available-for-sale financial assets, we assess at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired.
In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. Where there is evidence of impairment, the cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of income is removed from equity and recognized in the consolidated statement of income. Impairment losses on equity investments are not reversed through the consolidated statement of income; increases in their fair value after impairment are recognized directly in equity.
In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” account in our consolidated statement of income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.
Derecognition of Financial Assets and Liabilities
Financial assets
A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) we have transferred substantially all the risks and rewards of the asset, or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.
When we have transferred its rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.
When continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.
Derivative Financial Instruments and Hedging
Initial recognition and subsequent measurement
We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps, to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the “Gains or losses on derivative financial instruments” account in the consolidated statement of income.
The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 26 — Financial Assets and Liabilities.
For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.
At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect the consolidated statement of income.
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
Convertible Preferred Stock
Philippine peso-denominated
The component of our convertible preferred stock that exhibits characteristics of a liability is recognized as a liability in the consolidated balance sheet, net of transaction costs. The corresponding dividends on those shares are charged as “Interest expense” account in the consolidated statement of income. On issuance of our convertible preferred stock, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability measured at amortized cost (net of transaction costs) basis until extinguished through conversion or redemption.
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
Treasury Stock
Treasury stock are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated statement of income on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as part of “Capital in excess of par value” account in the consolidated balance sheet.
Property, Plant and Equipment
Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Land is stated at cost less any impairment in value. Cost includes the cost of replacing part of the property, plant and equipment when that cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in our consolidated statement of income as incurred.
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
The asset’s residual value, estimated useful life and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.
Property under construction is stated at cost. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.
Borrowing Costs
Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.
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
Investment Properties
Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which have been determined based on the latest valuations performed by an independent firm of appraisers. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statement of income in the year in which they arise.
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
Intangible Assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.
Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income.
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
Cost is determined using the weighted average method. Net realizable value is either the estimated selling price in the ordinary course of the business less the estimated cost to sell or asset replacement costs.
Research and Development Costs
Research costs are expensed as incurred. Development expenditure on an individual project is recognized as an intangible asset when we can demonstrate: (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) its intention to complete and its ability to use or sell the asset; (3) how the asset will generate future economic benefits; (4) the availability of resources to complete the asset; and (5) the ability to measure reliably the expenditure during development.
Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.
Impairment of Non-Financial Assets
Property, plant and equipment
We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiplies, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses of continuing operations are recognized in the consolidated statement of income.
For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increase cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.
The following criteria are also applied in assessing impairment of specific assets:
Goodwill
Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, or group of cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating unit, or group of cash-generating units, is less than the carrying amount of the cash-generating unit, or group of cash-generating units, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets
Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in the consolidated statement of income.
Investments in associates
We determine at each balance sheet date whether there is any objective evidence that our investments in associates are impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the investments in associates and its carrying amount. The amount of impairment loss is recognized in the consolidated statement of income.
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
A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of income.
When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in the consolidated statement of income.

Revenue Recognition
Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, and overseas communication tax, or OCT, where applicable. We provide wireless communication, fixed line communication, and ICT services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund. The following specific recognition criteria must also be met before revenue is recognized:
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
The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund. Fair value is based on market price information and in the case of quoted securities, it is the published bid price. The value of any plan asset recognized is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.
Defined contribution plans
Smart and I-Contacts record expenses for defined contribution plans for their contribution when the employee renders service to Smart and I-Contacts, respectively, essentially coinciding with their cash contributions to the plans.
Share-Based Payment Transactions
Certain of our employees (including advisors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”).
Equity-settled transactions
The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are set forth in Note 23 — Share-based Payments and Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).
The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in our opinion, at that date, based on the best available estimate. The consolidated statement of income credit or expense for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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
Where an equity-settled award is cancelled with payment, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the counterparty are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.
The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. See Note 7 — Earnings Per Common Share.
Cash-settled transactions
Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in the consolidated statement of income for the year.
Leases
The determination of whether an arrangement contains a lease is based on the substance of the arrangement at the inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.
A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight line basis over the lease term.
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
Deferred income tax liabilities are not provided on non-taxable temporary differences associated with investments in subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred income tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.
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
Contingencies
Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

Events After the Balance Sheet Date
Post year-end events that provide additional information about our financial position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.
New Accounting Standards, Interpretations, and Amendments to Existing Standards Effective Subsequent to December 31, 2008
We will adopt the following standards and interpretations enumerated below when these become effective. Except as otherwise indicated, we do not expect the adoption of these new and revised standards and amendments to IFRS to have a significant impact on our consolidated financial statements.
Effective in 2009
IFRS 2, Share-based Payment — Vesting Condition and Cancellations. The standard has been revised to clarify the definition of a vesting condition and prescribes the treatment for an award that is effectively cancelled. It defines a vesting condition as a condition that includes an explicit or implicit requirement to provide services. It further requires non-vesting conditions to be treated in a similar fashion to market conditions. Failure to satisfy a non-vesting condition that is within the control of either the entity or the counterparty is accounted for as cancellation. However, failure to satisfy a non-vesting condition that is beyond the control of either party does not give rise to a cancellation.
Amendments to IFRS 7. The amendments to IFRS 7 introduce enhanced disclosures about fair value measurement and liquidity risk effective for annual period beginning on or after January 1, 2009. The amendments to IFRS 7 require fair value measurements for each class of financial instruments to be disclosed by the source of inputs, using the following three-level hierarchy: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3). The level within which the fair value measurement is categorized must be based on the lowest level of input to the instrument’s valuation that is significant to the fair value measurement in its entirety.
The amendments to IFRS 7 also introduce two major changes in liquidity risk disclosures as follows: (a) exclusion of derivative liabilities from maturity analysis unless the contractual maturities are essential for an understanding of the timing of the cash flows and (b) inclusion of financial guarantee contracts in the contractual maturity analysis based on the maximum amount guaranteed. The revised disclosure requirements will be reflected in our consolidated financial statements upon adoption.
IFRS 8, Operating Segments. IFRS 8 will replace IAS 14 and adopts a full management approach to identifying, measuring and disclosing the results of an entity’s operating segments. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the consolidated balance sheet and consolidated statement of income and the entity will provide explanations and reconciliations of the differences. This standard is only applicable to an entity that has debt or equity instruments that are traded in a public market or that files (or is in the process of filing) its financial statements with a securities commission or similar party. We are still in the process of assessing the impact of this standard to our current manner of reporting segment information.
Amendments to IAS 1, Presentation of Financial Statements. These amendments introduce a new statement of comprehensive income that combines all items of income and expenses recognized in the profit or loss together with ‘other comprehensive income’. Entities may choose to present all items in one statement, or to present two linked statements, a separate statement of income and a statement of comprehensive income. These amendments also prescribe additional requirements in the presentation of the balance sheet and owner’s equity as well as additional disclosures to be included in the consolidated financial statements upon adoption.

IAS 23, Borrowing Costs. The standard has been revised to require capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale.
Amendments to IAS 27, Consolidated and Separate Financial Statements — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate. These amendments prescribe changes in respect of the holding companies’ separate financial statements including (a) the deletion of ‘cost method’, making the distinction between pre- and post-acquisition profits no longer required; and (b) in cases of reorganizations where a new parent is inserted above an existing parent of the group (subject to meeting specific requirements), the cost of the subsidiary is the previous carrying amount of its share of equity items in the subsidiary rather than its fair value. All dividends will be recognized in profit or loss. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment. We are still in the process of assessing the impact of this standard on our consolidated financial statements.
Amendment to IAS 32, Financial Instruments: Presentation and IAS 1, Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation. These amendments specify, among others, that puttable financial instruments will be classified as equity if they have all of the following specified features: (a) the instrument entitles the holder to require the entity to repurchase or redeem the instrument (either on an ongoing basis or on liquidation) for a pro rata share of the entity’s net assets; (b) the instrument is in the most subordinate class of instruments, with no priority over other claims to the assets of the entity on liquidation; (c) all instruments in the subordinate class have identical features; (d) the instrument does not include any contractual obligation to pay cash or financial assets other than the holder’s right to a pro rata share of the entity’s net assets; and (e) the total expected cash flows attributable to the instrument over its life are based substantially on the profit or loss, a change in recognized net assets, or a change in the fair value of the recognized and unrecognized net assets of the entity over the life of the instrument.
IFRIC 13, Customer Loyalty Programmes. This interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and realized in income over the period that the award credits are redeemed or expired. We are still in the process of assessing the impact of this standard on our consolidated financial statements upon adoption.
IFRIC 15, Agreement for Construction of Real Estate. This interpretation covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under IAS 11, Construction Contracts, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis, will also be accounted for based on stage of completion. This interpretation is effective for annual periods beginning on or after January 1, 2009 with earlier application permitted. Change in accounting policy shall be accounted for retrospectively.
IFRIC 16, Hedges of a Net Investment in a Foreign Operation. This interpretation provides guidance on identifying foreign currency risks that qualify for hedge accounting in the hedge of net investment; where within the group the hedging instrument can be held in the hedge of a net investment; and how an entity should determine the amount of foreign currency gains or losses, relating to both the net investment and the hedging instrument, to be reclassified to profit or loss from the foreign currency translation reserve on disposal of the net investment.
Improvements to IFRSs
In May 2008, the IASB issued the first omnibus of amendments to certain standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard.

IFRS 5, Non-current Assets Held-for-Sale and Discontinued Operations. When a subsidiary is held-for-sale, all of its assets and liabilities will be classified as held-for-sale under IFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.
IAS 1, Presentation of Financial Statements. Assets and liabilities classified as held-for-trading are not automatically classified as current in the balance sheet.
IAS 16, Property, Plant and Equipment. The amendment replaces the term ‘net selling price’ with ‘fair value less costs to sell’, to be consistent with IFRS 5 and IAS 36, Impairment of Asset. Items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held-for-sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.
IAS 19, Employee Benefits. Revises the definition of ‘past service costs’ to include reductions in benefits related to past services (‘negative past service costs’) and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. Revises the definition of ‘return on plan assets’ to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. Revises the definition of ‘short-term’ and ‘other long-term’ employee benefits to focus on the point in time at which the liability is due to be settled. Deletes the reference to the recognition of contingent liabilities to ensure consistency with IAS 37, Provisions, Contingent Liabilities and Contingent Assets.
IAS 23, Borrowing Costs. Revises the definition of borrowing costs to consolidate the types of items that are considered components of ‘borrowing costs’, i.e., components of the interest expense calculated using the effective interest rate method.
IAS 28, Investment in Associates. If an associate is accounted for at fair value in accordance with IAS 39, only the requirement of IAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans will apply. An investment in an associate is a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.
IAS 31, Interest in Joint Ventures. If a joint venture is accounted for at fair value, in accordance with IAS 39, only the requirements of IAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.
IAS 36, Impairment of Assets. When discounted cash flows are used to estimate ‘fair value less cost to sell’, additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate ‘value in use’.
IAS 38, Intangible Assets. Expenditure on advertising and promotional activities is recognized as an expense when the entity either has the right to access the goods or has received the services. Advertising and promotional activities now specifically include mail order catalogues. Deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.
IAS 39, Financial Instruments: Recognition and Measurement. Changes in circumstances relating to derivatives — specifically derivatives designated or de-designated as hedging instruments after initial recognition are not reclassifications. When financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of IFRS 4, Insurance Contracts, this is a change in circumstance, not a reclassification. Removes the reference to a ‘segment’ when determining whether an instrument qualifies as a hedge. Requires use of the revised effective interest rate (rather than the original effective interest rate) when re-measuring a debt instrument on the cessation of fair value hedge accounting.

IAS 40, Investment Properties. Revises the scope (and the scope of IAS 16) to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.
Effective in 2010
Revised IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements. The revised IFRS 3 introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. The revised IAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as ‘minority interests’); even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by revised IFRS 3 must be applied prospectively and will affect future acquisitions and transactions with non-controlling interests. Revised IAS 27 must be applied retrospectively subject to certain exceptions. The revised standards will supersede the existing IFRS 3 and IAS 27, respectively, effective July 1, 2009.
Amendment to IAS 39, Financial Instruments: Recognition and Measurement — Eligible Hedged Items. Amendment to IAS 39 will be effective for annual periods beginning on or after July 1, 2009, which addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.
IFRIC 17, Distributions of Non-Cash Assets to Owners. This interpretation provides guidance on non-reciprocal distribution of assets by an entity to its owners acting in their capacity as owners, including distributions of non-cash assets and those giving the shareholders a choice of receiving non-cash assets or cash, provided that, (a) all owners of the same class of equity instruments are treated equally; and (b) the non-cash assets distributed are not ultimately controlled by the same party or parties both before and after the distribution, and as such, excluding transactions under common control. This interpretation is applied prospectively and is applicable for annual periods beginning on or after July 1, 2009 with early application permitted.
IFRIC 18, Transfers of Assets from Customers. IFRIC 18 provides guidance to all entities that receive from customers an item of property, plant and equipment or cash for the acquisition or construction of such item and such item is used to connect the customer to a network or to provide ongoing access to a supply of goods or services, or both. The interpretation requires an assessment of whether an item of property, plant and equipment or cash for the acquisition or construction of such item meets the definition of an asset. If the terms of the agreement are within the scope of this interpretation, a transfer of an item of property, plant and equipment would be an exchange for dissimilar goods or services. Consequently, the exchange is regarded as a transaction which generates revenue. This interpretation is to be applied prospectively to transfer of assets from customers received in periods beginning on or after July 1, 2009. Entities may however choose to apply this interpretation to earlier periods, provided valuations can be obtained at the time the transfer occurred. We are still in the process of assessing the impact of this new interpretation in our consolidated financial statements upon adoption.

3. Management’s Use of Judgments, Estimates and Assumptions
The preparation of our consolidated financial statements in conformity with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the reporting date. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.
Judgments
In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in the consolidated financial statements within the next financial year are discussed below.
Determination of functional currency
The functional currencies of the entities under PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.
Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional and presentation currency of the PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, DigiPar Thailand and SPi and certain of its subsidiaries) is the Philippine peso. On the other hand, the functional and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for DigiPar Thailand; and Singapore dollar for SCH, SGP and 3rd Brand.
Leases
As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us or retained by the lessor based on IAS 17, Leases, which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php3,656 million, Php2,762 million and Php2,257 million for the years ended December 31, 2008, 2007 and 2006, respectively. Total finance lease obligations as at December 31, 2008 and 2007 amounted to Php70 million and Php496 million, respectively. See Note 18 — Interest-bearing Financial Liabilities, Note 24 — Contractual Obligations and Commercial Commitments and Note 26 - Financial Assets and Liabilities.
Legal contingencies
We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings. See Note 25 — Provisions and Contingencies.
Estimates and Assumptions
The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:
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
Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php160,326 million and Php159,414 million as at December 31, 2008 and 2007, respectively. See Note 8 — Property, Plant and Equipment and Note 26 — Financial Assets and Liabilities.

Determining the fair value of investment properties
We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.
Total carrying values of our investment properties as at December 31, 2008 and 2007 amounted to Php617 million and Php577 million, respectively. See Note 10 — Investment Properties.
Goodwill and intangible assets
Our consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the purchase method of accounting which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the consolidated balance sheet. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to annual impairment test and amortization, respectively. See Note 11 — Goodwill and Intangible Assets. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our results of operations.
Total carrying values of goodwill and intangible assets as at December 31, 2008 and 2007 amounted to Php10,450 million and Php11,721 million, respectively. See Note 11 — Goodwill and Intangible Assets and Note 26 — Financial Assets and Liabilities.
Realizability of deferred income tax assets
We reviewed the carrying amounts of deferred income tax assets at each balance sheet date and reduced these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.
Based on the above assessment, we have not recognized certain of our consolidated deferred income tax assets as at December 31, 2008 and 2007 amounting to Php545 million and Php1,122 million, respectively. Total consolidated net deferred income tax assets as at December 31, 2008 and 2007 amounted to Php9,605 million and Php13,757 million, respectively, while total consolidated net deferred income tax liabilities as at December 31, 2008 and 2007 amounted to Php1,288 million and Php2,066 million, respectively. See Note 4 — Segment Information, Note 6 — Income Tax and Note 26 — Financial Assets and Liabilities.
Estimating allowance for doubtful accounts
If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.
Total impairment provision for trade and receivables recognized in our consolidated statements of income amounted to Php1,079 million, Php417 million and Php736 million for the years ended December 31, 2008, 2007 and 2006, respectively. Trade and other receivables, net of impairment, amounted to Php15,909 million and Php12,645 million as at December 31, 2008 and 2007, respectively. See Note 5 — Income and Expenses, Note 14 — Trade and Other Receivables and Note 26 — Financial Assets and Liabilities.
Estimating net realizable value of inventories and supplies
We write down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete and unusable are written-off and charged as expense in the consolidated statement of income.
Total write-down of inventories and supplies recognized for the years ended December 31, 2008, 2007 and 2006 amounted to Php242 million, Php243 million and Php211 million, respectively. The carrying values of inventories and supplies amounted to Php2,069 million and Php1,167 million as at December 31, 2008 and 2007, respectively. See Note 5 — Income and Expenses and Note 15 — Inventories and Supplies.
Estimation of pension benefit costs and other retirement benefits
The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 23 — Share-based Payments and Employee Benefits and include, among other things, discount rates, expected rates of return on plan assets and rates of compensation increases. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.
Total pension benefit costs amounted to Php725 million, Php1,773 million and Php1,003 million for the years ended December 31, 2008, 2007 and 2006, respectively. Unrecognized net actuarial loss as at December 31, 2008 amounted to Php1,126 million and unrecognized net actuarial gain as at December 31, 2007 amounted to Php1,344 million. The accrued benefit costs as at December 31, 2008 and 2007 amounted to Php2,623 million and Php2,985 million, respectively. See Note 5 — Income and Expenses and Note 23 — Share-based Payments and Employee Benefits.
Share-based payment transactions
Our LTIP grants SARs to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in the consolidated statements of income. The estimates and assumptions are described in Note 23 — Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as expense for the years ended December 31, 2008, 2007 and 2006 amounted to Php1,281 million, Php1,448 million and Php3,150 million, respectively. As at December 31, 2008 and 2007, outstanding LTIP liability amounted to Php2,749 million and Php1,494 million, respectively. See Note 5 — Income and Expenses and Note 23 — Share-based Payments and Employee Benefits.

Asset retirement obligations
Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,100 million and Php952 million as at December 31, 2008 and 2007, respectively. See Note 8 — Property, Plant and Equipment and Note 19 — Deferred Credits and Other Noncurrent Liablities.
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
The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under IFRS. Total impairment charges (including provision for doubtful account receivables and write-down of inventories and supplies) for the years ended December 31, 2008, 2007 and 2006 amounted to Php4,180 million, Php1,317 million and Php2,766 million, respectively. See Note 4 — Segment Information, Note 5 — Income and Expenses and Note 11 — Goodwill and Intangible Assets.
The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, trade and other receivables and inventories and supplies are separately disclosed in Notes 8, 9, 11, 14 and 15, respectively.
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
Determination of fair values of financial assets and liabilities
We carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments for the fair values of financial assets and liabilities. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring. See Note 26 — Financial Assets and Liabilities. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates and volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our consolidated statement of income and consolidated statement of changes in equity.
Total fair values of financial assets and liabilities as at December 31, 2008 amounted to Php59,463 million and Php119,717 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2007 amounted to Php46,661 million and Php111,086 million, respectively. See Note 26 — Financial Assets and Liabilities.
4. Segment Information
Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about how resources are to be allocated to the segment and to assess their performances, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 2 — Summary of Significant Accounting Policies and Practices.
We have organized our business into three main segments:
•	Wireless — wireless telecommunications services provided through our cellular service providers namely, Smart, Piltel, and CURE, SBI and Airborne Access, our wireless broadband providers, Wolfpac, our wireless content operator, and Mabuhay Satellite and ACeS Philippines, our wireless broadband satellite and other service operators;

•	Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Maratel, Piltel (on June 4, 2008, PLDT acquired the fixed line assets of Piltel), BCC and PLDT Global, all of which account for approximately 2% of our consolidated fixed line subscribers; and

•	ICT — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT; customer interaction solutions (formerly referred to as call center business) provided under the umbrella brand name ePLDT Ventus, including Ventus, Parlance and Vocativ; knowledge processing solutions services (formerly referred to as business process outsourcing) provided by the SPi Group; and internet access and online gaming services provided by ePLDT’s subsidiaries Infocom, Digital Paradise, netGames and Level Up!.
Transfer prices between business segments are set on terms similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. These transfers are eliminated upon consolidation.
The majority of our revenues is derived from our operations within the Philippines.
The results of operations, segment assets and liabilities, cash flows and other segment information of our reportable business segments as at and for the years ended December 31, 2008, 2007 and 2006 are as follows:

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Total
	(in million pesos)
As at and for the year ended December 31, 2008
Revenues
Service revenues	93,593	49,266	10,417	(10,403)	142,873
External party	93,106	40,316	9,451	—	142,873
Inter-segment transactions	487	8,950	966	(10,403)	—
Non-service revenues (Note 5)	2,259	420	566	(281)	2,964
External party	2,259	420	285	—	2,964
Inter-segment transactions	—	—	281	(281)	—

Segment income	95,852	49,686	10,983	(10,684)	145,837

Result
Income (loss) before income tax	45,623	10,780	(2,285)	(69)	54,049
Provision for (benefit from) income tax (Note 6)	16,124	3,048	(99)	—	19,073

Net income for the year	29,499	7,732	(2,186)	(69)	34,976

Assets and liabilities
Segment assets	112,162	189,377	15,963	(75,723)	241,779
Investments in associates and joint ventures (Note 9)	531	—	643	—	1,174
Deferred income tax assets (Note 6)	251	9,131	223	—	9,605

Total assets	112,944	198,508	16,829	(75,723)	252,558

Segment liabilities	67,656	89,636	4,222	(17,213)	144,301
Deferred income tax liabilities (Note 6)	911	—	377	—	1,288

Total liabilities	68,567	89,636	4,599	(17,213)	145,589

Cash flows
Net cash provided by (used in):
Operating activities	42,780	33,794	1,752	(24)	78,302
Investing activities	(10,381)	18,882	(1,290)	(24,225)	(17,014)
Financing activities	(21,688)	(47,937)	(88)	24,249	(45,464)

Other segment information
Capital expenditures	16,728	7,651	824	—	25,203
Depreciation and amortization (Note 8)	11,975	11,901	833	—	24,709
Interest on loans and other related items — net (Note 5)	1,248	3,802	33	—	5,083
Provisions	897	1	—	—	898
Asset impairment (Notes 5, 8, 9, 11, 13, 14 and 15)	1,006	888	2,286	—	4,180
Equity share in net losses (gains) of associates and joint ventures (Note 9)	119	74	(17)	—	176

As at and for the year ended December 31, 2007
Revenues
Service revenues	86,499	48,551	10,055	(9,627)	135,478
External party	86,067	39,836	9,575	—	135,478
Inter-segment transactions	432	8,715	480	(9,627)	—

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Total
	(in million pesos)
Non-service revenues (Note 5)	2,800	281	267	(122)	3,226
External party	2,800	281	145	—	3,226
Inter-segment transactions	—	—	122	(122)	—

Segment income	89,299	48,832	10,322	(9,749)	138,704

Result
Income (loss) before income tax	47,346	10,877	(211)	69	58,081
Provision for (benefit from) income tax (Note 6)	15,566	3,358	(117)	—	18,807

Net income for the year	31,780	7,519	(94)	69	39,274

Assets and liabilities
Segment assets	89,984	180,529	17,663	(63,126)	225,050
Investments in associates and joint ventures (Note 9)	724	—	627	—	1,351
Deferred income tax assets (Note 6)	1,640	12,040	77	—	13,757

Total assets	92,348	192,569	18,367	(63,126)	240,158

Segment liabilities	50,828	78,323	5,697	(9,101)	125,747
Deferred income tax liabilities (Note 6)	1,571	—	495	—	2,066

Total liabilities	52,399	78,323	6,192	(9,101)	127,813

Cash flows
Net cash provided by (used in):
Operating activities	49,616	25,274	2,529	(1)	77,418
Investing activities	(19,915)	26,092	(2,687)	(34,809)	(31,319)
Financing activities	(34,635)	(45,385)	391	34,810	(44,819)

Other segment information
Capital expenditures	14,259	9,886	679	—	24,824
Depreciation and amortization (Note 8)	12,202	15,477	934	—	28,613
Interest on loans and other related items — net (Note 5)	1,393	4,288	33	—	5,714
Provisions	—	666	—	—	666
Asset impairment (Notes 5, 8, 9, 11, 13, 14 and 15)	563	43	711	—	1,317
Equity share in net losses of associates and joint ventures (Note 9)	—	—	11	—	11

As at and for the year ended December 31, 2006
Revenues
Service revenues	78,395	49,176	6,337	(8,920)	124,988
External party	77,832	41,300	5,856	—	124,988
Inter-segment transactions	563	7,876	481	(8,920)	—
Non-service revenues (Note 5)	2,010	79	553	(122)	2,520
External party	2,010	79	431	—	2,520
Inter-segment transactions	—	—	122	(122)	—

Segment income	80,405	49,255	6,890	(9,042)	127,508

Result
Income (loss) before income tax	36,471	2,127	(349)	—	38,249
Provision for (benefit from) income tax (Note 6)	6,344	(639)	(37)	—	5,668

Net income for the year	30,127	2,766	(312)	—	32,581

Assets and liabilities
Segment assets	86,037	182,887	16,795	(64,989)	220,730
Investments in associates and joint ventures (Note 9)	—	—	636	—	636
Deferred income tax assets (Note 6)	5,645	14,834	59	—	20,538

Total assets	91,682	197,721	17,490	(64,989)	241,904

Segment liabilities	49,751	91,874	3,396	(6,372)	138,649
Deferred income tax liabilities (Note 6)	6	—	396	—	402

Total liabilities	49,757	91,874	3,792	(6,372)	139,051

Cash flows
Net cash provided by (used in):
Operating activities	37,285	30,425	1,501	—	69,211
Investing activities	(15,855)	7,051	(11,708)	(15,278)	(35,790)
Financing activities	(30,438)	(41,264)	10,524	15,278	(45,900)

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Total
	(in million pesos)

Other segment information
Capital expenditures	10,490	9,052	1,132	—	20,674
Depreciation and amortization (Note 8)	10,752	20,406	711	—	31,869
Interest on loans and other related items — net (Note 5)	1,386	5,953	20	—	7,359
Provisions	—	38	—	—	38
Asset impairment (Notes 5, 8, 9, 11, 13, 14 and 15)	2,220	54	492	—	2,766
Equity share in net losses of associates and joint ventures (Note 9)	—	—	52	—	52

5.	Income and Expenses
Non-service Revenues

	2008	2007	2006
	(in million pesos)
Sale of computers, cellular handsets and cellular SIM-packs	2,679	3,081	2,089
Point-product-sales	285	145	431

	2,964	3,226	2,520

Compensation and Employee Benefits

	2008	2007	2006
	(in million pesos)
Salaries and other employee benefits	18,286	16,645	13,761
Incentive plans (Notes 3 and 23)	1,281	1,448	3,150
Pension benefit costs (Notes 3 and 23)	725	1,773	1,003
Manpower rightsizing program, or MRP	417	604	445

	20,709	20,470	18,359

Over the past years, PLDT has been implementing its MRP in line with its continuing effort to reduce the cost base of its fixed line business. The total MRP cost charged to operations for the years ended December 31, 2008, 2007 and 2006 amounted to Php417 million, Php604 million and Php445 million, respectively. The decision to implement the MRP was anchored on the challenges faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

	2008	2007	2006
	(in million pesos)
Cost of computers, cellular handsets and cellular SIM-packs sold	4,573	4,713	4,851
Cost of point-product-sales	511	254	575
Cost of satellite air time and terminal units (Notes 22 and 24)	168	160	199

	5,252	5,127	5,625

Asset Impairment

	2008	2007	2006
	(in million pesos)
Goodwill and intangible assets (Note 11)	2,450	1,244	50
Trade and other receivables (Notes 3 and 14)	1,079	417	736
Investments in associates and joint ventures (Note 9)	282	—	—
Inventories and supplies (Notes 3 and 15)	242	243	211
Property, plant and equipment (Note 8)	104	—	1,402
Reversal of impairment in investment in debt securities (Notes 9 and 13)	—	(616)	—
Notes receivable	—	—	346
Other assets	23	29	21

	4,180	1,317	2,766

Interest Income

	2008	2007	2006
	(in million pesos)
Interest income on other loans and receivables	1,545	1,270	1,404
Interest income on assets held-to-maturity (Note 13)	65	9	—
Interest income on fair value through profit or loss (Note 13)	58	224	250

	1,668	1,503	1,654

Financing Costs — net

	2008	2007	2006
	(in million pesos)
Interest on loans and other related items (Notes 18 and 26)	5,861	6,256	7,908
Accretion on financial liabilities — net (Notes 18 and 26)	956	1,161	3,314
Financing charges (Note 26)	61	196	51
Dividends on preferred stock subject to mandatory redemption (Notes 7 and 18)	4	17	130
Capitalized interest (Note 8)	(778)	(542)	(549)

	6,104	7,088	10,854

Interest expense for short-term borrowings for the years ended December 31, 2008, 2007 and 2006 amounted to Php29 million, Php32 million and Php10 million, respectively.
Other Income

	2008	2007	2006
	(in million pesos)
Gain on disposal of property, plant and equipment (Note 8)	534	527	158
Gain on reversal of provision for onerous contracts (Notes 22 and 24)	—	—	3,529
Miscellaneous income	1,131	2,892	1,792

	1,665	3,419	5,479

6.	Income Tax
The net components of consolidated deferred income tax assets (liabilities) recognized in the consolidated balance sheets are as follows:

	2008	2007
	(in million pesos)
Net assets	9,605	13,757
Net liabilities	(1,288)	(2,066)
The components of the consolidated net deferred income tax assets (liabilities) are as follows:

	2008	2007
	(in million pesos)
Net assets:
Unearned revenues	4,389	1,789
Accumulated provision for doubtful accounts	3,005	3,428
Unrealized foreign exchange losses	2,088	544
Pension and other employee benefits	1,147	1,096
Unamortized past service pension costs	959	985
MCIT	770	645
Derivative financial instruments	540	2,308
Provisions for impaired assets	533	494
Accumulated write-down of inventories to net realizable values	270	224
Net operating loss carryover, or NOLCO	22	6,055
Capitalized taxes and duties — net of amortization	(306)	(376)
Capitalized foreign exchange differential	(627)	(783)
Undepreciated capitalized interest charges	(3,230)	(3,572)
Fixed asset impairment	—	824
Others	45	96

	9,605	13,757

Net liabilities:
Unearned revenues	898	914
Pension and other employee benefits	384	217
Asset retirement obligation — net of undepreciated capitalized asset	329	332
Accumulated provision for doubtful accounts	223	304
Provisions for impaired assets	210	348
Intangible assets and fair value adjustments on assets acquired	(616)	(736)
Undepreciated capitalized interest charges	(679)	(718)
Unrealized foreign exchange gains	(782)	(1,613)
Gain on debt exchange and debt restructuring transactions	(1,197)	(1,228)
Others	(58)	114

	(1,288)	(2,066)

Provision for corporate income tax consists of:

	2008	2007	2006
	(in million pesos)
Current	16,358	10,776	10,035
Deferred	2,715	8,031	(4,367)

	19,073	18,807	5,668

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax is as follows:

	2008	2007	2006
	(in million pesos)
Provision for income tax at the applicable statutory tax rates	18,917	20,328	13,387
Tax effects of:
Loss (income) subject to lower tax rate	1,408	(1,752)	326
Non-deductible expenses	724	333	751
Equity share in net losses of associates and joint ventures	62	4	18
Net movement in unrecognized deferred income tax assets	(576)	823	(5,889)
Income subject to final tax	(616)	(509)	(550)
Income not subject to tax	(846)	(420)	(2,375)

Actual provision for corporate income tax (Note 4)	19,073	18,807	5,668

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
On January 3, 2007, the Board of Investments, or BOI, approved ePLDT’s application for pioneer status for its new data center facility as a new IT service firm in the field of services related to Internet Data Center. ePLDT was granted a six-year income tax holiday, or ITH, for its new data center facility from the earlier of January 2007 and the actual start of commercial operations. ePLDT started commercial operations of its new data center facility in February 2007.
Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance is entitled to certain tax incentives, including an ITH for six years starting in June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration. Parlance obtained a one-year extension with the BOI starting June 1, 2008 until May 31, 2009.
Vocativ is registered with the PEZA as an Ecozone Export Enterprise to develop and operate a customer interaction solutions that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under Republic Act No. 7916, or R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in Republic Act No. 8748, or R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.
On December 5, 2005, Vocativ received approval from PEZA for the adjustment of the start of its commercial operations, effectively extending the ITH to end of March 2006. On June 30, 2006, PEZA approved Vocativ’s ITH extension for another year until April 2007. On September 3, 2007, PEZA again approved Vocativ’s ITH extension for another year which expired in March 2008. Vocativ is now subject to special income tax rate of 5% gross income tax.
Ventus and two of its customer interaction projects are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under their registrations, Ventus, Ventus Iloilo and Pasig customer interaction projects are entitled to certain tax incentives such as an ITH for six years starting March 2005 for Ventus and Ventus Iloilo customer interaction projects and August 2006 for Ventus Pasig customer interaction project. In relation to this, they are required to comply with specific terms and conditions stated in their BOI registration.
Digital Paradise is registered with the BOI as a new IT service firm in the field of community access on a non- pioneer status. Under the provisions of the registration, Digital Paradise’s sales generated from its own community access activity and franchise fees are entitled to an ITH for a period of four years beginning December 2002. In December 2006, the BOI approved Digital Paradise’s application for a status upgrade from non-pioneer to pioneer, accordingly extending the ITH until end of November 2008. Digital Paradise is now subject to regular corporate income tax on taxable income or MCIT on total gross income, whichever is higher.

Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. In April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and educational project. Accordingly, the ITH period was extended from four years to six years and expired on January 2009. Level Up! is now subject to regular corporate income tax on taxable income or MCIT on total gross income, whichever is higher.
In September 2006, PEZA approved SPi’s application for registration as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As a registered PEZA enterprise, SPi is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years starting from June 2002. After the ITH period, SPi is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.
Wolfpac is registered with the BOI as a new IT service firm in the field of an application service provider on a non-provider status. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004. On November 29, 2007, the BOI approved Wolfpac’s application for a one year extension of ITH incentive on the basis that the capital equipment to labor ratio did not exceed US$10,000 to one direct labor employee, as provided under Article 39 of Executive Order 226. The approved bonus year is for the period from February 13, 2008 to February 12, 2009. After the ITH period, Wolfpac is subject to 30% regular corporate income tax on taxable income or 2% MCIT on total gross income, whichever is higher.
SBI has three registered activities with the BOI on a pioneer status, namely: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of these registrations, SBI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years. As at December 31, 2008, only the BOI registration for nationwide broadband wireless access continues to enjoy the ITH incentive which will expire in July 2011. The ITH incentive of the first two registered activities expired in February 2007 and August 2007, respectively. SBI is now subject to regular corporate income tax on taxable income or MCIT on total gross income, whichever is higher.
Consolidated income derived from non-registered activities with the BOI is subject to the regular corporate income tax rate enacted as at the balance sheet date.
Consolidated tax incentives that were available to us for the years ended December 31, 2008, 2007 and 2006 amounted to Php1,763 million, Php766 million and Php142 million, respectively.
The regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations in the Philippines increased from 32% to 35% effective November 1, 2005 and was reduced to 30% effective January 1, 2009. The VAT rate increased from 10% to 12% effective February 1, 2006. The input VAT on capital goods should be spread evenly over the estimated useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds Php1 million.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. The breakdown of our consolidated unrecognized deferred income tax assets as at December 31, 2008 and 2007 are as follows:

	2008	2007
	(in million pesos)
NOLCO	275	5
Accumulated provision for doubtful accounts	126	76
Fixed asset impairment	72	10
Accumulated write-down of inventories to net realizable values	34	33
Unearned revenues	18	—
Unrealized foreign exchange losses	17	12
Provisions for other assets	2	3
MCIT	1	983

	545	1,122

The breakdown of our consolidated excess MCIT as at December 31, 2008 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2008	2011	4
2007	2010	641
2006	2009	126

		771
Consolidated unrecognized deferred income tax assets from MCIT as at December 31, 2008		(1)

Consolidated recognized deferred income tax asset		770

The breakdown of our consolidated unutilized NOLCO as at December 31, 2008 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2008	2011	54
2007	2010	931

		985

Consolidated tax benefit from NOLCO		297
Consolidated unrecognized deferred income tax assets from NOLCO as at December 31, 2008		(275)

Consolidated recognized deferred income tax asset		22

7.	Earnings Per Common Share
The following table presents information necessary to calculate the earnings per common share:

	2008		2007		2006
	Basic	Diluted	Basic	Diluted	Basic	Diluted
			(in million pesos)
Consolidated net income attributable to equity holders of PLDT for the year	34,317	34,317	39,289	39,289	32,385	32,385
Dividends on convertible preferred shares	(455)	(455)	(457)	(457)	(455)	(455)
Dividends on dilutive preferred stock subject to mandatory redemption charged to interest expense for the year	—	—	—	17	—	—
Accretion of preferred stock subject to mandatory redemption	—	—	—	131	—	—
Foreign exchange gains on preferred stock subject to mandatory redemption (Notes 18 and 24)	—	—	—	(182)	—	—

Consolidated net income attributable to common equity holders of PLDT	33,862	33,862	38,832	38,798	31,930	31,930

	(in thousands, except per share amounts)
	2008				2007				2006
	Basic		Diluted		Basic		Diluted		Basic		Diluted
					(in million pesos)
Outstanding common shares at beginning of year		188,741		188,741		188,435		188,435		180,789		180,789
Effect of issuance of common shares during the year		542		542		221		221		3,667		3,667
Average incremental number of shares under ESOP during the year		—		13		—		38		—		98
Effect of purchase of treasury stock during the year		(1,120)		(1,120)		—		—		—		—
Common shares equivalent of convertible preferred shares deemed dilutive:
Preferred Stock Series VI (Notes 18 and 24)		—		—		—		680		—		—

Weighted average number of common shares for the year		188,163		188,176		188,656		189,374		184,456		184,554

Earnings per share for the year attributable to common equity holders of PLDT	Php	179.96	Php	179.95	Php	205.84	Php	204.88	Php	173.10	Php	173.01

Basic EPS is calculated by dividing the consolidated net income for the year attributable to common equity shareholders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.
Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the option.
When required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS, then such convertible preferred shares are deemed dilutive. As such, the diluted EPS is calculated by dividing the consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.
Series VI Convertible Preferred Stock in 2007 was deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under the ESOP and treasury shares, and compared against the basic EPS. Since the amount of dividends on the Series A to HH and Series V Convertible Preferred Stock in 2007 and Series A to HH, Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock in 2008 and 2006 over its equivalent number of common shares increased the basic EPS, these Convertible Preferred Stock were deemed anti-dilutive.
Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.
In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at December 31, 2008, we had acquired a total of 1,972,290 shares of PLDT’s common stock, representing 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,521 per share for a total consideration of Php4,973 million in accordance with the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the year ended December 31, 2008. See Note 17 — Equity and Note 26 — Financial Assets and Liabilities for further discussion.

Dividends Declared For The Year Ended December 31, 2008

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 4, 2008	March 20, 2008	April 15, 2008	Php	4.675	—
	**May 6, 2008	June 4, 2008	June 23, 2008	0.051944 per day		—
	June 10, 2008	June 26, 2008	July 15, 2008		4.675	—
	August 26, 2008	September 25, 2008	October 15, 2008		4.675	—
	December 9, 2008	December 24, 2008	January 15, 2009		4.675	—
Series VI	March 4, 2008	March 20, 2008	April 15, 2008	US$	0.09925	2
	**May 6, 2008	June 4, 2008	June 23, 2008	0.001103 per day		1
	June 10, 2008	June 26, 2008	July 15, 2008		0.09925	—
	August 26, 2008	September 25, 2008	October 15, 2008		0.09925	—
	December 9, 2008	December 24, 2008	January 15, 2009		0.09925	—

Charged to income						3

10% Cumulative Convertible Preferred Stock
Series CC	January 29, 2008	February 28, 2008	March 31, 2008	Php	1.00	17
Series DD	January 29, 2008	February 15, 2008	February 29, 2008		1.00	3
Series EE	March 25, 2008	April 24, 2008	May 30, 2008		1.00	—
Series A, I, R, W, AA and BB	July 8, 2008	August 1, 2008	August 29, 2008		1.00	128
Series B, F, Q, V and Z	August 5, 2008	September 3, 2008	September 30, 2008		1.00	90
Series E, K, O and U	August 26, 2008	September 25, 2008	October 31, 2008		1.00	44
Series C, D, J, T and X	September 30, 2008	October 30, 2008	November 28, 2008		1.00	57
Series G, N, P and S	November 4, 2008	December 4, 2008	December 29, 2008		1.00	26
Series H, L, M and Y	December 9, 2008	January 2, 2009	January 30, 2009		1.00	41

						406

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2008	February 22, 2008	March 15, 2008	Php	—	12
	May 6, 2008	May 23, 2008	June 15, 2008		—	12
	July 8, 2008	August 7, 2008	September 15, 2008		—	13
	November 4, 2008	November 21, 2008	December 15, 2008		—	13

						50

Common Stock
Regular Dividend	March 4, 2008	March 19, 2008	April 21, 2008	Php	68.00	12,853
	August 5, 2008	August 22, 2008	September 22, 2008		70.00	13,140
Special Dividend	March 4, 2008	March 19, 2008	April 21, 2008		56.00	10,585
						36,578

Charged to retained earnings						37,034

*	Dividends are declared based on total amount paid up.

**	Only the holders of Series V and VI Convertible Preferred Stock whose shares were originally issued on June 4, 2001 and mandatorily converted on June 5, 2008 shall be entitled to this final dividend.

Dividends Declared After December 31, 2008

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 27, 2009	February 20, 2009	March 15, 2009	Php	—	12

10% Cumulative Convertible Preferred Stock
Series CC	January 27, 2009	February 26, 2009	March 31, 2009	Php	1.00	17
Series DD	January 27, 2009	February 13, 2009	February 27, 2009		1.00	2
Series EE	March 31, 2009	April 30, 2009	May 29, 2009		1.00	—

						19

Common Stock
Regular Dividend	March 3, 2009	March 18, 2009	April 21, 2009	Php	70.00	13,124
Special Dividend	March 3, 2009	March 18, 2009	April 21, 2009		60.00	11,249

						24,373

						24,404

*	Dividends are declared based on total amount paid up.
8.	Property, Plant and Equipment
This account consists of:

							Information
					Vehicles,		origination
	Cable and				furniture and		and	Land and
	wire	Central office	Cellular		other network	Communications	termination	land	Property under
	facilities	equipment	facilities	Buildings	equipment	satellite	equipment	improvements	construction	Total
	(in million pesos)
At December 31, 2006
Cost	112,621	84,604	64,423	20,376	31,039	9,834	9,140	2,684	12,686	347,407
Accumulated depreciation and amortization	(46,594)	(58,292)	(32,889)	(6,235)	(25,461)	(7,678)	(5,800)	(268)	—	(183,217)

Net book value	66,027	26,312	31,534	14,141	5,578	2,156	3,340	2,416	12,686	164,190

Year Ended December 31, 2007
Net book value at beginning of year	66,027	26,312	31,534	14,141	5,578	2,156	3,340	2,416	12,686	164,190
Additions/Transfers — net	4,769	2,254	3,018	408	1,811	—	1,633	1	10,914	24,808
Disposals/Retirements	(183)	(55)	(75)	(11)	(45)	—	—	(41)	(31)	(441)
Translation differences charged directly to cumulative translation adjustments	—	5	—	(77)	(103)	(495)	—	(84)	—	(754)
Acquisition through business combination	—	99	—	18	146	—	(32)	—	(7)	224
Reclassifications	894	3	4,923	31	888	—	(1,709)	—	(5,030)	—
Depreciation and amortization (Note 4)	(8,449)	(6,063)	(7,530)	(1,138)	(3,426)	(556)	(1,448)	(3)	—	(28,613)

Net book value at end of year	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414

Year Ended December 31, 2008
Net book value at beginning of year	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414
Additions/Transfers — net	3,521	2,304	8,542	874	3,343	—	302	25	6,747	25,658
Disposals/Retirements	(52)	(58)	(108)	(104)	(77)	—	—	(59)	(32)	(490)
Translation differences charged directly to cumulative translation adjustments	—	280	—	(274)	118	338	—	—	—	462
Acquisition through business combination	22	—	50	14	29	—	—	—	—	115
Impairment losses recognized during the year (Note 5)	—	(19)	—	—	(85)	—	—	—	—	(104)
Reclassifications	99	(273)	—	69	98	—	—	—	(13)	(20)
Depreciation and amortization (Note 4)	(9,048)	(3,871)	(7,544)	(1,084)	(2,201)	(537)	(423)	(1)	—	(24,709)

Net book value at end of year	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

At December 31, 2008
Cost	115,980	83,562	76,229	21,040	34,816	9,581	8,251	2,527	25,234	377,220
Accumulated depreciation and amortization	(58,380)	(62,644)	(43,419)	(8,173)	(28,742)	(8,675)	(6,588)	(273)	—	(216,894)

Net book value	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

Substantially, all our telecommunications equipment is purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars. See Note 18 - Interest-bearing Financial Liabilities.
Interest, using an average capitalization rate of 8%, and net foreign exchange losses capitalized to property, plant and equipment that qualified as borrowing costs for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	(in million pesos)
Interest (Note 5)	778	542	549
Foreign exchange losses — net	385	63	521
As at December 31, 2008 and 2007, the undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php2,445 million and Php2,533 million, respectively.
The consolidated useful lives of the assets are estimated as follows:

Buildings	25 years
Central office equipment	10 – 20 years
Cable and wire facilities	10 – 15 years
Communications satellite	15 years
Information origination and termination equipment	3 – 15 years
Cellular facilities	3 – 10 years
Land improvements	10 years
Vehicles, furniture and other network equipment	3 - 5 years
Property, plant and equipment include the net carrying value of vehicles, furniture and other network equipment under capitalized leases amounting to Php51 million and Php102 million as at December 31, 2008 and 2007, respectively.
The following table summarizes all changes to the liabilities on asset retirement obligations as at December 31, 2008 and 2007:

	2008	2007
	(in million pesos)
Asset retirement obligations at beginning of year	952	831
Accretion expenses	85	81
Additional liability recognized during the year (Note 27)	70	48
Settlement of obligations	(7)	(8)

Asset retirement obligations at end of year (Notes 3 and 19)	1,100	952

SBI’s Acquisition of Cluster 3 Assets from Cruz Telephone Company, Inc., or Cruztelco
On February 7, 2008, SBI completed the acquisition of the Cluster 3 Local Exchange Carrier, or LEC, assets of Cruztelco, a local exchange operator offering fixed line services in key parts of Visayas, Mindanao and some parts of Luzon. The Cluster 3 LEC assets are located in Mindanao specifically in the provinces of Surigao del Norte, Agusan del Norte, Agusan del Sur, Davao del Norte and Misamis Oriental. SBI and Cruztelco signed a Conditional Sale Agreement on September 6, 2007 whereby Cruztelco agreed to sell to SBI its Cluster 3 LEC assets at a price of Php371 million, conditional on the approval by the NTC, which was obtained on January 21, 2008.
Asset Impairment Review
In 2006, management determined that due to Mabuhay Satellite’s difficulty in generating cash flows with the
Agila 2 satellite nearing its end-of-life and other events affecting its business, the transponders on the Agila 2 satellite were considered impaired. This impairment review was based on the net present value of future cash flows from the continued use of this asset group using the discount factor of 10% as applied on cash flow projections from 2008 until 2010. An impairment loss of Php1,391 million was charged to the carrying value of the satellite as at December 31, 2006 and included in the “Accumulated depreciation and amortization” account in the consolidated balance sheet as at December 31, 2006. In 2008 and 2007, we performed an impairment review on Mabuhay Satellite’s Agila 2 transponders and no additional impairment was recognized.
Wholesale Transponder Lease Agreement between Mabuhay Satellite, ProtoStar Ltd., or ProtoStar, and ProtoStar III Ltd., or ProtoStar III
On September 16, 2008, Mabuhay Satellite entered into a wholesale transponder lease agreement with ProtoStar and ProtoStar III, wherein the parties agreed that Mabuhay Satellite shall, subject to fulfillment of certain closing conditions, lease to ProtoStar III the transponders on the Agila 2 satellite and assign, transfer and convey to the ProtoStar III Branch its customer contracts, the ground facilities and equipment, the real property leases, the Agila 2 satellite and all other assets of Mabuhay Satellite relating to the business for a consideration of 32,490,975 Series C Preferred Shares of ProtoStar with a par value of US$0.001 per share, full settlement of all of the amounts due from Mabuhay Satellite under the Omnibus Credit and Security Agreement and a one time payment on the closing date of US$1.4 million. The lease period of the transponders would be from closing date, as defined in the agreement, to the earlier of the end of life of the Agila 2 satellite or to the date when Mabuhay Satellite assigns, transfers and conveys to the ProtoStar III Branch all of its rights, title and interest in the Agila 2 satellite provided certain conditions are satisfied.
As at December 31, 2008, Mabuhay Satellite has yet to obtain the necessary consent of its lenders, as closing condition of the agreement. Thus, we did not reclassify the assets and liabilities identified under the agreement as noncurrent assets held-for-sale as required under IFRS 5 in our consolidated financial statements. Mabuhay Satellite and ProtoStar III are continuing to work on closing the transaction within the second quarter of 2009.
9.	Investments in Associates and Joint Ventures
This account consists of:

	2008	2007
	(in million pesos)
ACeS International Limited	1,896	1,896
Mabuhay Space Holdings Limited	910	791
Blue Ocean Wireless	724	724
Philweb Corporation	712	712
BayanTrade Dotcom, Inc.	97	97
ePDS, Inc.	6	6
PLDT Italy S.r.l.	1	—

	4,346	4,226
Less accumulated impairment losses and equity share in net losses of associates and joint ventures	3,172	2,875

	1,174	1,351

Movements in the accumulated equity share in net losses of associates and joint ventures are as follows:

	2008	2007
	(in million pesos)
Balance at beginning of year	93	82
Equity share in net losses of associates and joint ventures for the year	176	11

Balance at end of year	269	93

Movements in the accumulated impairment losses are as follows:

	2008	2007
	(in million pesos)
Balance at beginning of year	2,782	2,930
Impairment for the year (Note 5)	282	—
Translation adjustments	(161)	(148)

Balance at end of year	2,903	2,782

Investments in Associates
Investment of ACeS Philippines in ACeS International Limited, or AIL
As at December 31, 2008, ACeS Philippines had a 36.99% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.
AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.
See Note 22 — Related Party Transactions and Note 24 — Contractual Obligations and Commercial Commitments for further details as to the contractual relationships in respect of AIL.
Investment of Smart in Blue Ocean Wireless, or BOW
As at December 31, 2008, Smart (through its subsidiary, SCH) had shareholdings of 380,844 shares representing 28% of the total issued and outstanding shares of BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector. The total acquisition cost for Smart’s investment in BOW amounted to US$16 million, or Php724 million, of which US$13 million, or Php601 million, was paid in cash in August 2007 and US$3 million, or Php123 million, worth of equipment and services was delivered by Smart in accordance with the subscription agreement and was accepted by BOW in March 2008. BOW provides GSM network at sea through Altobridge, a patented GSM technology that will complement Smart’s prepaid wireless satellite phone service, SmartLink.
Investment of ePLDT in Philweb Corporation, or Philweb
In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based online gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php503 million. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The remaining unpaid balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The total unpaid subscription price of Php75 million was recorded as part of “Accrued expenses and other current liabilities” account in the consolidated balance sheet.

In October 2006, ePLDT acquired an additional 8,037,692,308 shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 26.87%.
Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As at December 31, 2008, Philweb offers Internet Sports Betting in over 200 PAGCOR Internet Sports Betting Stations and over 120 Internet Casino Stations nationwide. As at December 31, 2008 and 2007, the market value of ePLDT’s investments in Philweb, based on quoted share price, amounted to Php928 million and Php1,492 million, respectively.
Investment of ePLDT in BayanTrade Dotcom, Inc., or BayanTrade
BayanTrade engages in the business of providing (a) a business-to-business electronic marketplace to link buyers and suppliers of goods and services over the internet; (b) electronic catalogue purchasing facilities over the internet to buyers and suppliers; (c) online bidding services for negotiating typically large value and volume transactions over the internet; (d) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; (e) information technology services, including contact center operations, software development, business process outsourcing, internal access and e-commerce services, back office processing and system integration; and (f) facilitating services incidental to the business. BayanTrade was incorporated initially an e-procurement joint venture established with six of the Philippines’ leading conglomerates. It is now the leading authorized software reseller in the Philippines of Global ERP software. ePLDT currently owns 45.11% of the outstanding capital stock of BayanTrade, out of which 34.31% were acquired under the rights offering that was completed in January 2009. ePLDT has outstanding bonus warrants which entitles ePLDT to purchase 2,397,307 common shares at a price of Php1.00 per share at any time on or before August 31, 2010.
Investment of ePLDT in ePDS, Inc., or ePDS
ePLDT entered into a joint venture agreement on June 27, 2003 with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and G3 Worldwide ASPAC pursuant to which the parties formed ePDS, a bills printing company that performs laser printing and enveloping services for statements, bills and invoices, and other value-added services for companies in the Philippines. ePLDT has a 50% equity interest in ePDS, while DataPost has a 30% equity interest. Spring, the largest international mail services provider, owns the remaining 20% equity interest. ePDS has an initial paid-up capital of Php11 million.
Summarized Financial Information of Equity Investees
The following table presents the summarized financial information of our investments in associates in conformity with IFRS for equity investees for which we have significant influence as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.

	2008	2007
	(in million pesos)
Consolidated Balance Sheets:
Noncurrent assets	1,097	948
Current assets	1,117	1,084
Capital deficiency	(9,048)	(8,340)
Noncurrent liabilities	10,482	9,728
Current liabilities	780	645

	2008	2007	2006
	(in million pesos)
Consolidated Statements of Income:
Revenues	708	863	1,185
Expenses	378	292	405
Net income (loss)	314	260	(308)

Piltel’s Acquisition of Shares in Manila Electric Company, or Meralco
On March 12, 2009, First Philippine Holdings Corporation, or FPHC, First Philippine Utilities Corporation, or FPUC, and Lopez, Inc., together the Lopez Group and PLDT entered into an investment and cooperation agreement pursuant to which: (a) PLDT agreed to acquire, through Piltel as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20.07 billion, or Php90 per share, and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its designee to nominate certain senior management officers and members to the board of directors and board committees of Meralco. As part of the transaction, Piltel and the Lopez Group also entered into an exchangeable note agreement pursuant to which Piltel will purchase an exchangeable note to be issued by FPUC, with a face value of Php2 billion, exchangeable at Piltel’s option into 22,222,222 shares of common stock of Meralco, which will constitute part of approximately 20% of Meralco’s shares of common stock to be acquired by Piltel in this transaction. The exchange option is exerciseable simultaneously with the acquisition of such shares by Piltel.
Investments in Joint Ventures
Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited, or MSHL
In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L to the Agila 2 satellite. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL, and Mabuhay Satellite is required to pay SS/L an amount of US$19 million for a 65% equity interest in MSHL.
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
In accordance with the settlement agreement, in the event of liquidation, Mabuhay Satellite and SS/L are required to proceed to dissolve the joint venture under a separate agreement, for which each of the parties will receive title over a number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized full impairment provision in respect of our investment in MSHL in 2004.
Investment of PLDT Global in PLDT Italy S.r.l., or PLDT Italy
On March 12, 2008, PLDT Global, Hutchison Global Communications Limited, or HGC, a company based in Hong Kong, and PLDT Italy entered into a Co-Operating Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy, a company incorporated under the laws of Italy. Under the terms of the agreement, the aggregate amount of funding to be contributed by PLDT Global and HGC to PLDT Italy, in equal proportions, has been capped at €7.0 million. PLDT Global and HGC agree to share equally the profit and loss from the operations of PLDT Italy.

Summarized Financial Information of Joint Ventures
The following table presents the summarized financial information of our investments in joint ventures as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.

	2008	2007
	(in million pesos)
Consolidated Balance Sheets:
Noncurrent assets	532	434
Current assets	161	—
Capital deficiency	(142)	—
Noncurrent liabilities	685	434
Current liabilities	150	—

	2008	2007	2006
	(in million pesos)
Consolidated Statements of Income:
Revenues	39	—	—
Expenses	287	101	113
Net loss	247	101	113
10.	Investment Properties
Movements in investment properties are as follows:

	2008	2007
	(in million pesos)
Balance at beginning of year	577	587
Net gain from fair value adjustments	59	3
Disposals	(19)	(13)

Balance at end of year (Notes 3 and 26)	617	577

Investment properties are stated at fair values, which have been determined based on the latest valuations performed by an independent firm of appraisers, which is an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by a market evidence in which assets could be exchanged between a knowledgeable willing buyer and seller in an arm’s-length transaction at the dates of valuation. None of our investment properties are being leased to third parties that earn rental income.
No expenses were incurred for investment properties for the years ended December 31, 2008, 2007 and 2006.

11.	Goodwill and Intangible Assets
Movements in goodwill and intangible assets are as follows:

	2008			2007
		Intangible			Intangible
	Goodwill	assets	Total	Goodwill	assets	Total
	(in million pesos)
Cost:
Balance at beginning of year	10,879	3,821	14,700	10,137	3,456	13,593
Translation adjustments	1,312	209	1,521	(1,489)	(242)	(1,731)
Additions during the year	261	83	344	2,231	607	2,838
Reclassifications	—	52	52	—	—	—
Adjustments during the year	(163)	—	(163)	—	—	—

Balance at end of year	12,289	4,165	16,454	10,879	3,821	14,700

Accumulated amortization and impairment:
Balance at beginning of year	1,629	1,350	2,979	438	941	1,379
Impairment during the year (Note 5)	2,026	424	2,450	1,191	53	1,244
Amortization during the year	—	377	377	—	390	390
Translation adjustments	144	51	195	—	(34)	(34)
Reclassifications	—	3	3	—	—	—

Balance at end of year	3,799	2,205	6,004	1,629	1,350	2,979

Net balance at end of year (Notes 3 and 26)	8,490	1,960	10,450	9,250	2,471	11,721

2008 Acquisitions
ePLDT’s Acquisition of Minority Interests in Airborne Access
On March 24, 2008, ePLDT acquired for Php1 million in cash additional shares from the minority stockholders of Airborne Access, thereby increasing its 51% ownership interest to 99.4%. As a result of the transaction, goodwill amounting to Php13 million, representing the difference between the consideration and the book value of the interest acquired was recognized.
Smart’s Acquisition of PHC, FHI and CURE
On April 25, 2008, Smart acquired the entire issued and outstanding capital stock of PHC and FHI, which collectively owned a 100% equity interest of CURE for a total consideration of Php420 million. Smart initially recorded the assets and liabilities of PHC, FHI and CURE at net book values and recognized goodwill of Php248 million provisionally for the difference between Smart’s acquisition cost and the net book value of the assets and liabilities acquired. The fair value adjustment at the date of acquisition was provisional as we had sought an independent valuation to establish the fair values of acquired assets and liabilities of PHC, FHI and CURE including intangible assets existing at the date of the acquisition.

The purchase price consideration has been allocated to the assets and liabilities on the basis of provisional values at the time of acquisition. The provisional values of the identifiable acquired assets and liabilities of PHC, FHI and CURE as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

		Provisional
	Previous	Value
	Carrying	Recognized on
	Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment — net	115	115
Investments in associates and joint ventures	6	6
Provisional goodwill	—	248
Other noncurrent assets	4	4
Cash and cash equivalents	52	52
Other current assets	78	78

	255	503

Liabilities:
Accounts payable	82	82
Accrued expenses and other current liabilities	1	1

	83	83

Net assets acquired	172	420

Our consolidated revenues would have increased by Php2 million while our consolidated net income would have decreased by Php124 million for the year ended December 31, 2008 had the acquisition of PHC, FHI and CURE actually taken place on January 1, 2008. Total net loss of PHC, FHI and CURE included in our 2008 consolidated statement of income from the time of acquisition until December 31, 2008 amounted to Php179 million.
2007 Acquisitions
SPi’s Acquisition of Springfield Service Corporation, or Springfield
On April 12, 2007, SPi acquired, through a wholly-owned U.S. subsidiary, a 100% equity interest in Springfield for an aggregate purchase price of US$35 million, or Php1,664 million, plus possible future earn-out payments with an aggregate fair value at acquisition date of US$18 million, or Php855 million. As at the date of the acquisition, the net cash outflow related to the acquisition was US$35 million, or Php1,664 million, representing a cash payment of US$34 million, or Php1,616 million, net of cash acquired from Springfield of US$1 million, or Php48 million, and incidental costs amounted to US$1.3 million, or Php63 million. The total purchase price consideration including the fair value of possible future earn-out payments at the acquisition date amounted to US$53 million, or Php2,520 million, inclusive of other net debt adjustments totaling US$8 million, or Php380 million. As at December 31, 2008, the revised fair value of possible future earn-out payments after effecting adjustments on forecasted earn-out and accretion, amounted to US$15 million, or Php721 million. See Note 19 — Deferred Credits and Other Noncurrent Liabilities and Note 21 — Accrued Expenses and Other Current Liabilities.
The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of Springfield as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

			Fair Value Recognized on
	Previous Carrying Value		Acquisition
	In U.S. Dollar	Php(1)	In U.S. Dollar	Php(1)
	(in millions)
Assets:
Property, plant and equipment — net	3	143	3	143
Goodwill	—	—	45	2,139
Intangible assets	7	333	8	380
Cash and cash equivalents	1	48	1	48
Trade and other receivables — net	3	143	3	143

	14	667	60	2,853

Liabilities:
Deferred income tax liabilities	1	48	4	190
Noncurrent liabilities	—	—	1	48
Accounts payable and other current liabilities	10	475	2	95

	11	523	7	333

Net assets acquired	3	144	53	2,520

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php47.536 to US$1.00.

Springfield was accounted for in our consolidated financial statements using the purchase price method of accounting, which resulted in goodwill amounting to Php2,139 million on April 12, 2007. Goodwill pertains to the assembled workforce of Springfield and other unidentified intangible assets that did not qualify as intangible assets under IAS 38.
Intangible assets pertaining to Springfield customer relationship was determined at Php380 million with an estimated useful life of seven years. Intangible assets was valued by American Appraisal China, Limited, an independent appraiser, based on multiple excess earnings approach using a discount rate of 15%.
Our consolidated revenues would have increased by Php333 million while our consolidated net income would have decreased by Php11 million for the year ended December 31, 2007 if the acquisition of Springfield had actually taken place on January 1, 2007. Total net income of Springfield included in our 2007 consolidated statement of income from the time of acquisition until December 31, 2007 amounted to Php164 million.
Smart’s Investment in 3rd Brand
In 2007, Smart recognized intangible assets for technology and license costs in 3rd Brand amounting to US$4 million, or Php172 million, for an Internet Protocol, or IP, communication platform that enables quality peer-to-peer Voice-Over-IP calls from mobile phones using IP networks. The technology and license costs were estimated to have a useful life of three years. Additional costs of Php29 million were incurred and charged to intangible assets in 2008. In its impairment review for 2008, Smart determined that the future cash flows expected from the service making use of the IP communication platform will not be sufficient to cover the technology and license costs booked as intangible assets for the IP communication platform. Consequently, Smart recognized impairment losses amounting to Php201 million, reducing the intangible assets in 3rd Brand to zero as at December 31, 2008. As at December 31, 2007, intangible assets in 3rd Brand amounted to Php172 million.
Smart’s Supply Agreement with THISS Technologies Pte. Ltd., or THISS
In 2007, Smart recognized intangible assets amounting to Php41 million for technology and license costs incurred in connection with SCH’s GSM connectivity service for the commercial shipping sector. Smart (through SCH) engaged the services of THISS as developer and supplier for this service. In 2008, additional development costs of Php54 million were incurred and recognized as intangible assets. In its impairment review for 2008, Smart determined that the future cash flows expected from the GSM connectivity service will not be sufficient to cover the technology and license costs booked as intangible assets for this project. Consequently, Smart recognized impairment losses amounting to Php95 million, reducing the intangible assets for the THISS project to zero as at December 31, 2008. As at December 31, 2007, intangible assets for this project amounted to Php41 million.
Subsequent Event Disclosure for 2009 Acquisition
PLDT’s Acquisition of Philcom Corporation, or Philcom
On January 3, 2009, PLDT, PGR and PGCI executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding shares of Philcom’s common stock for a total consideration of Php75 million. See Note 2 — Summary of Significant Accounting Policies and Practices.

The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional values at the date of acquisition. The provisional values of the identifiable acquired assets and liabilities of Philcom as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

		Provisional
	Previous	Value
	Carrying	Recognized on
	Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment — net	636	1,543
Other noncurrent assets	12	12
Cash and cash equivalents	46	46
Trade and other receivables — net	137	137
Other current assets	25	25

	856	1,763

Liabilities:
Long-term debt	340	340
Deferred income tax liabilities	17	—
Other noncurrent liabilities	11	11
Accounts payable	1,118	1,118
Accrued expenses and other current liabilities	176	176

	1,662	1,645

	(806)	118
Minority interests	43	43

Net assets acquired	(849)	75

The fair value adjustment at the date of acquisition was provisional as we had sought an independent valuation for the property, plant and equipment owned by Philcom. The results of this valuation have not been finalized as at March 31, 2009. In addition, PLDT is also in the process of engaging an independent appraiser to establish the fair values of the acquired assets and liabilities of Philcom including intangible assets existing at the date of acquisition.
Other Intangible Assets
Other intangible assets consist of:

			2008			2007
			Gross			Gross
				Accumulated			Accumulated
				Amortization			Amortization
	Estimated	Remaining	Carrying	and		Carrying	and
	Useful Lives	Useful Lives	Amount	Impairment	Net	Amount	Impairment	Net
	(in million pesos)
Customer list	3 – 7 years	3 – 4 years	1,696	794	902	1,486	384	1,102
Spectrum	15 years	11 – 15 years	1,205	348	857	1,205	268	937
Licenses	6 – 18 years	3 – 14 years	370	203	167	318	182	136
Technology application	4 – 5 years	1 – 2 years	894	860	34	812	516	296

			4,165	2,205	1,960	3,821	1,350	2,471

In 2008, ePLDT recognized impairment in its intangible assets in SPi and Level Up! amounting to Php123 million and Php5 million, respectively, representing write-downs to recoverable amount using the value in use approach. The impairment was a result of projected decline on revenues related to certain customer relationship and license agreements. The value in use was based on the discounted cash flow projection using the most recent financial forecast approved by our management.
The future amortization of other intangible assets as at December 31, 2008 is as follows:

(in million pesos)
2009	373
2010	342
2011	331
2012	866
2013 and onwards	48
Balance at end of year	1,960

Impairment Testing of Goodwill
Goodwill from Acquisition of SBI, CURE and Airborne Access
The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at December 31, 2008, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI in 2004 and CURE in 2008, and SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008. The test for recoverability of Smart’s goodwill was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.
Although revenue streams may be segregated among Smart, CURE and SBI through subscribers availing themselves of their respective cellular (for Smart and CURE) and wireless broadband (for SBI) services, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common-used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 3G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone. With the common use of wireless assets with Smart in providing 3G cellular and wireless broadband access, the lowest level of assets of CURE and SBI for which cash flows are clearly identifiable from other groups of assets is Smart’s wireless business segment.
Smart’s wireless business segment is its largest revenue and cash flow contributor. As such, there is no impairment of Smart’s wireless business segment. As at December 31, 2008, the recoverable amount of this segment had been determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by the Board of Directors, covering a 5-year period from 2009 to 2013. The pre-tax discount rate applied to cash flow projections is 8.2% and cash flows beyond the 5-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.
Other than as discussed above, management believes that no reasonable possible change in any of the above key assumptions would cause the carrying value of the wireless business segment to exceed its recoverable amount.
Goodwill from Acquisition of SPi and its Subsidiary, CyMed and Springfield
The goodwill acquired through the SPi, CyMed and Springfield transactions was allocated for impairment testing to each of the cash-generating units of those businesses, namely medical transcription, litigation, content and medical billing. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The discount rate applied was 15% which was based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or business of a cash-generating unit.
We recognized an impairment loss of Php1,815 million and Php908 million in 2008 and 2007, respectively, pertaining to the medical transcription and litigation businesses of SPi, since the carrying amount of the individual assets of the said business, exceeded the recoverable amount in 2008 and 2007.

Goodwill from Acquisition of Level Up!
Goodwill acquired from our acquisition of a 60% equity interest in Level Up! was tested for impairment where the recoverable amount was determined using the value in use approach. Value in use was based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The discount rate applied was 22% which was based on the weighted average cost of capital. We recognized an impairme nt loss of Php203 million and Php254 million in 2008 and 2007, respectively, pertaining to the goodwill from acquisition of Level Up!.
Goodwill from Acquisition of Digital Paradise
Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The discount rate applied was 22% which was based on the weighted average cost of capital. We impaired a portion of the goodwill acquired from ePLDT’s acquisition of Digital Paradise amounting to Php8 million and Php29 million in 2008 and 2007, respectively.
12.	Cash and Cash Equivalents
This account consists of:

	2008	2007
	(in million pesos)
Cash on hand and in banks (Note 26)	4,164	3,944
Temporary cash investments (Note 26)	29,520	13,503

	33,684	17,447

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.
13.	Investment in Debt Securities
This account consists of:

	2008	2007
	(in million pesos)
Government Securities	1,656	—
National Power Corporation, or NAPOCOR, Zero Coupon Bonds	292	273
Republic of the Philippines Credit Linked Notes	193	—
Rizal Commercial Banking Corporation, or RCBC, Note	150	—
Convertible Securities	—	1,115

	2,291	1,388
Less current portion of investment in debt securities	1,656	1,115

Net of noncurrent portion of investment in debt securities	635	273

Government Securities
In 2008, Piltel invested in peso-denominated government securities comprised of fixed rate treasury notes, or FXTNs, and treasury bills, or T-bills, at an average yield to maturity of 6.3194% per annum, maturing in 2009. As at December 31, 2008, the carrying value of FXTNs and T-bills amounted to Php1,008 million and Php648 million, respectively. Government securities, which are classified as held-to-maturity, are carried at amortized cost using the effective interest rate method. Interest income recognized for the year ended December 31, 2008 amounted to Php35 million.

NAPOCOR Zero Coupon Bonds
In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond (NAPOCOR Bond) with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.875%. The NAPOCOR Bond, which is classified as a financial asset held-to-maturity, is carried at amortized cost using the effective interest rate method. Interest income recognized for the years ended December 31 2008 and 2007 amounted to Php19 million and Php9 million, respectively.
Republic of the Philippines Credit Linked Notes
On February 15, 2008, Smart invested in a Credit Linked Note, CLN, of Php205 million (with a notional amount of US$5 million) issued by ING Amsterdam (“Issuer”), with the Republic of the Philippines, or ROP, as the underlying credit. The CLN bears semi-annual coupon payments to effectively yield 6.125% per annum and matures on February 15, 2011. On maturity date, the Issuer has the option to settle the interest and principal amount in U.S. Dollars or its equivalent amount in Pesos, calculated at a fixed exchange rate. Coupon payment dates are semi-annual every February 15 and August 15, provided that no termination and/or early redemption event has occurred. If a termination or early redemption event occurs, interest shall cease to accrue and the Issuer has the option on settlement date to settle the notes by paying cash or to deliver the Deliverable Obligations (as defined in the CLN) to Smart. Under IAS 39, if a contract contains one or more embedded derivatives, an entity may designate the entire hybrid contract as a financial asset or financial liability at fair value through profit or loss. Since the investment in CLN contains multiple embedded derivatives, Smart designated the entire instrument as a financial asset at fair value through profit or loss. Mark-to-market loss (included as part of “Other expenses” account in the consolidated income statement) recognized for the year ended December 31, 2008 amounted to Php12 million. On February 10, 2009, Smart opted to unwind the entire investment in the CLN with net proceeds of Php203 million.
RCBC Note
In 2008, Smart purchased at par a 10-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as held-to-maturity financial asset. Interest income recognized for the year ended December 31, 2008 amounted to Php7 million.
Convertible Securities
ePLDT had a 22.5% equity interest in convertible securities of Stradcom International Holdings, Inc., or SIHI, the parent company of Stradcom Corporation, or Stradcom, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom’s continuous losses and recurring excess of current liabilities over current assets. On this basis, we recognized an impairment provision in respect of our total investment in SIHI of Php616 million in 2004.
In 2007, Stradcom entered into a Lenders’ Agreement with holders of the convertible securities of SIHI, including ePLDT, for the issuance of Asset-Backed Bonds amounting to Php1.6 billion. The proceeds were used to pay off all of Stradcom’s debts, trade payables and capital expenditures for upgrading its new inter-connectivity business, which is expected to contribute significantly to Stradcom’s operating results in future years.
On December 10, 2007, ePLDT and SIHI agreed to extend the redemption date of the convertible securities of SIHI owned by ePLDT to January 31, 2008 and fixed the redemption price at Php1,171 million as at December 27, 2007 (original maturity date) plus an additional amount of Php256,760 per day from December 27, 2007 until the date of actual redemption of such shares. The net realizable value of our investment in convertible securities of SIHI amounted to Php1,115 million as at December 31, 2007. On January 29, 2008, the redemption date was further extended to February 29, 2008, upon which we recognized an interest income of Php72 million after SIHI redeemed the convertible securities for Php1,187 million.

Movements in the accumulated impairment losses are as follows:

2007
(in million pesos)
Balance at beginning of year	616
Reversal of impairment provision for the year	(616)

Balance at end of year	—

Option to Purchase Series C Preferred Shares of ProtoStar
On September 16, 2008, PLDT signed an option to purchase Series C Preferred Shares of ProtoStar pursuant to which PLDT is entitled to subscribe for and purchase 39,711,191 Series C Preferred Shares at the exercise price of $0.6925 per share during the exercise period. PLDT paid an amount of US$27.5 million to ProtoStar which will be utilized by PLDT to pay the exercise price if PLDT exercises the option at or prior to expiration of the exercise period, otherwise, such payment would be applied as payment of the service fees to ProtoStar under the Space Segment Services Agreement between PLDT and ProtoStar. See Note 24 — Contractual Obligations and Commercial Commitments. As at December 31, 2008, the US$27.5 million, or Php1,310 million, is presented as part of current portion of advances and refundable deposits in our consolidated balance sheet. The value of the equity call option is not material.
Exchangeable Note Issued by First Philippine Utilities Corporation, or FPUC
As part of the share acquisition transaction entered into on March 12, 2009, Piltel and the Lopez Group also entered into an exchangeable note agreement pursuant to which Piltel will purchase an exchangeable note issued by FPUC, with a face value of Php2 billion, exchangeable at Piltel’s option into 22,222,222 shares of common stock of Meralco, which will constitute part of approximately 20% of Meralco’s shares of common stock to be acquired by Piltel in this transaction. The exchange option is exercisable simultaneously with the acquisition of such shares by Piltel.
14.	Trade and Other Receivables
This account consists of receivables from:

	2008	2007
	(in million pesos)
Retail subscribers (Note 26)	8,993	8,179
Corporate subscribers (Notes 22 and 26)	9,188	7,915
Foreign administrations (Note 26)	5,916	5,371
Domestic carriers (Note 26)	877	1,884
Dealers, agents and others (Notes 13, 22 and 26)	3,271	2,151

	28,245	25,500
Less allowance for doubtful accounts	12,336	12,855

	15,909	12,645

Movements in the allowance for doubtful accounts are as follows:

						Dealers,
		Retail	Corporate	Foreign	Domestic	Agents and
	Total	Subscribers	Subscribers	Administrations	Carriers	Others
	(in million pesos)
December 31, 2008
Balance at beginning of year	12,855	4,318	5,875	1,047	381	1,234
Provisions for the year (Notes 3 and 5)	1,079	850	98	85	26	20
Translation adjustments	111	44	43	—	—	24
Reversals	(16)	—	—	(2)	(13)	(1)
Write-offs	(1,693)	(189)	(314)	(645)	(142)	(403)
Reclassifications	—	66	621	(46)	(78)	(563)

Balance at end of year	12,336	5,089	6,323	439	174	311

Individual impairment	11,636	4,656	6,056	439	174	311
Collective impairment	700	433	267	—	—	—

	12,336	5,089	6,323	439	174	311

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	11,708	4,656	6,128	439	174	311

December 31, 2007
Balance at beginning of year	16,770	5,847	6,418	2,506	504	1,495
Provisions for the year (Notes 3 and 5)	417	226	151	—	—	40
Translation adjustments	(91)	—	(91)	—	—	—
Reversals	(889)	(867)	(11)	—	—	(11)
Write-offs	(3,352)	(1,968)	—	(1,284)	—	(100)
Reclassifications	—	1,080	(592)	(175)	(123)	(190)

Balance at end of year	12,855	4,318	5,875	1,047	381	1,234

Individual impairment	12,115	3,944	5,509	1,047	381	1,234
Collective impairment	740	374	366	—	—	—

	12,855	4,318	5,875	1,047	381	1,234

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	12,168	3,951	5,555	1,047	381	1,234

Receivables from foreign administrations and domestic carriers represent receivables arising from interconnection agreements with other telecommunication carriers. The aforementioned amount of receivables are shown net of related payable to the same telecommunications carriers because legal right of offset exists and settlement is facilitated on a net basis.

15.	Inventories and Supplies
This account consists of:

	2008	2007
	(in million pesos)
Spare parts and supplies:
At net realizable value	966	502
At cost	1,933	1,385
Terminal and cellular phone units:
At net realizable value	936	554
At cost	1,098	808
Others:
At net realizable value	167	111
At cost	167	112

Total inventories at the lower of cost or net realizable value (Note 26)	2,069	1,167

Total write-down of inventories and supplies recognized for the years ended December 31, 2008, 2007 and 2006 amounted to Php242 million, Php243 million and Php211 million, respectively.
16.	Prepayments
This account consists of:

	2008	2007
	(in million pesos)
Prepaid taxes (Note 6)	6,178	3,995
Prepaid insurance (Note 22)	161	184
Prepaid fees and licenses	100	236
Prepaid rent	31	61
Other prepayments	195	173

	6,665	4,649
Less current portion of prepayments	4,164	2,368

Net of noncurrent portion of prepayments	2,501	2,281

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.
17.	Equity
The movement of PLDT’s capital accounts for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Preferred Stock—
	Php10 par value per share
			Total
	Series		Preferred			Common Stock—
	A to HH	IV	Stock			Php5 par value per share
	No. of Shares			Amount		No. of Shares	Amount
	(in millions)
Authorized			823	Php	8,230	234	Php	1,170

Issued
Balance at January 1, 2006	407	36	443	Php	4,433	181	Php	904
Conversion	(1)	—	(1)		(11)	7		38
Issuance	—	—	—		2	—		—

Balance at December 31, 2006	406	36	442	Php	4,424	188	Php	942

	Preferred Stock—
	Php10 par value per share
			Total
	Series		Preferred			Common Stock—
	A to HH	IV	Stock			Php5 par value per share
	No. of Shares			Amount		No. of Shares	Amount
	(in millions)

Balance at January 1, 2007	406	36	442	Php	4,424	188	Php	942
Conversion	(1)	—	(1)		(8)	—		1
Issuance	—	—	—		1	—		—

Balance at December 31, 2007	405	36	441	Php	4,417	188	Php	943

Balance at January 1, 2008	405	36	441	Php	4,417	188	Php	943
Conversion	—	—	—		(3)	1		3
Issuance	—	—	—		1	—		1

Balance at December 31, 2008	405	36	441	Php	4,415	189	Php	947

Preferred Stock
The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.
The Series A to HH 10% Cumulative Convertible Preferred Stock earn cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2008, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.
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
At PLDT’s option, the Series A to HH 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.
On January 30, 2007, the Board of Directors designated 150,000 shares of preferred stock as Series HH 10% Cumulative Preferred Stock for issuance from January 1, 2007 up to December 31, 2009.

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
Common Stock
In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholder value. This also reinforces initiatives that PLDT has already undertaken such as the declaration of special dividends on common stock in addition to the regular dividend pay out equivalent to 70% of our earnings per share, after having determined that PLDT has the capacity to pay additional returns to shareholders. The share buyback program contemplates that PLDT will reacquire shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.
As at December 31, 2008, we had acquired a total of 1,972,290 shares of common stock at a weighted average price of Php2,521 per share for a total consideration of Php4,973 million in accordance with the share buyback program. See also Note 7 — Earnings Per Common Share and Note 26 — Financial Assets and Liabilities.
18.	Interest-bearing Financial Liabilities
This account consists of the following:

	2008	2007
	(in million pesos)
Long-term portion of interest-bearing financial liabilities — net of current portion:
Long-term debt (Notes 8, 21, 24 and 26)	58,899	53,372
Obligations under finance lease (Notes 8, 21, 24 and 26)	11	15

	58,910	53,387

Current portion of interest-bearing financial liabilities:
Notes payable (Notes 21, 24 and 26)	553	493
Long-term debt maturing within one year (Notes 8, 21, 24 and 26)	14,459	6,775
Obligations under finance lease maturing within one year (Notes 8, 24 and 26)	59	481
Preferred stock subject to mandatory redemption (Notes 24 and 26)	9	1,015

	15,080	8,764

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in the financial liabilities are as follows:

	2008	2007
	(in million pesos)
Long-term debt (Note 26)	4,576	4,472
Obligations under finance lease (Note 8)	1	10
Preferred stock subject to mandatory redemption	—	56

Total unamortized debt discount at end of year	4,577	4,538

The following table describes all changes to unamortized debt discount as at December 31, 2008 and 2007.

	2008	2007
	(in million pesos)
Unamortized debt discount at beginning of year	4,538	6,319
Revaluations during the year	706	(678)
Additions during the year	154	59
Settlements and conversions during the year	(15)	(96)
Accretion during the year charged to interest expense (Note 5)	(806)	(1,066)

Total unamortized debt discount at end of year	4,577	4,538

Long-term Debt
Long-term debt consists of:

Description	Interest Rates	2008				2007
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 7.58% and US$ LIBOR
	+ 0.55% - 2.5% in 2008 and 2007	US$	74	Php	3,540	US$	130	Php	5,365
Finnvera, Plc, or Finnvera	0.05% + US$ LIBOR in 2008
	and 2007		30		1,420		49		2,048
Others	3.79% - 6.6% and US$ LIBOR +
	0.15% - 0.65% in 2008 and 6.6%
	and US$ LIBOR + 0.15% - 0.65%
	and GOVCO's cost + 0.20% in
	2007		7		351		1		47

			111		5,311		180		7,460
Fixed Rate Notes	8.35% - 11.375% in 2008 and
	7.85% - 11.375% in 2007		560		26,693		676		28,016
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1%
	in 2008 and 2007		196		9,357		187		7,742
GSM Network Expansion Facilities	4.49% - 4.70% and US$ LIBOR
	+ 0.42% - 0.815% in 2008 and
	4.49% - 4.70% and US$ LIBOR
	+ 0.75% - 0.815% in 2007		183		8,698		194		8,024
Others	6% - 8.9% and US$ LIBOR +
	0.40% - 0.50% in 2008 and 6% -
	10% and US$ LIBOR + 0.40% in
	2007		141		6,694		4		153
Satellite Acquisition Loans	US$ LIBOR + 1.75% - 2.75% in
	2008 and 5.66% and US$ LIBOR
	+ 1.75% - 2.75% in 2007		13		610		28		1,145

		US$	1,204		57,363	US$	1,269		52,540

Philippine Peso Debt:
Fixed Rate Corporate Notes	5.625% - 8.4346% in 2008 and
	5.625% - 15% in 2007				9,921				4,967
Term Loans:
Unsecured Term Loans	6.125%, MART1 + 0.75% and
	PDST-F + 1% - 1.50% in 2008
	and 6.125% and MART1 + 0.75%
	in 2007				6,070				2,634
Secured Term Loans	7.09% and MART1 + 5.70% in
	2008 and 7.09%, MART1 + 5.70%
	and 90-day PHILBOR + 3% in
	2007				4				6

					15,995				7,607

Total long-term debt					73,358				60,147
Less portion maturing within one year (Note 26)					14,459				6,775

Noncurrent portion of long-term debt (Note 26)				Php	58,899			Php	53,372

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at December 31, 2008 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2009	289	13,768	805	14,573
2010	125	5,971	1,572	7,543
2011	69	3,305	1,571	4,876
2012	214	10,183	4,816	14,999
2013 and onwards	601	28,617	7,326	35,943

	1,298	61,844	16,090	77,934

U.S. Dollar Debts:
Export Credit Agencies-Supported Loans
In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.
Kreditanstalt für Wiederaufbau, or KfW
KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at December 31, 2008, we owed an aggregate principal amount of US$74 million, or Php3,540 million, to KfW, as follows:
•	US$53 million provided under various export credit agency-backed facilities, of which US$0.6 million was in connection with our expansion and service improvement programs, and US$52.4 million in connection with the US$149 million refinancing facility discussed below; and
•	US$21 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$13 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.
On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We had drawn US$140 million, or Php6,669 million, under this facility as at December 31, 2008. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.
Of the amounts outstanding under these KfW loans, US$43 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are payable in equal semi-annual installments.
Finnvera, Plc, or Finnvera
On February 11, 2005, Smart signed a refinancing facility with Finnish Export Credit, Plc, as Lender, and ING Bank N.V., as Arranger and Facility Agent under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by a guarantee from Finnvera, the Finnish Export Credit Agency, for 100% of the political and commercial risk for the refinancing facility of GSM Phases 5A and 5B.
As at December 31, 2008, the outstanding balance under the facility amounted to US$30 million (US$29.8 million, net of unamortized debt discount of US$0.2 million), or Php1,429 million (Php1,420 million, net of unamortized debt discount of Php9 million).

This facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility. Of the amount outstanding under the remaining Finnvera guaranteed loan, US$20 million will mature in 2009 and US$10 million will mature in 2010. Principal amortization on this loan is payable in equal semi-annual installments.
Exportkreditnamnden, or EKN
On November 25, 2008, Smart signed a US$22 million 5-year term loan facility to finance the supply, installation, commissioning and testing of Wireless Code Division Multiple Access, or W-CDMA,/High Speed Packet Access project with Nordea Bank AB as Original Lender, Arranger and Facility Agent. On December 10, 2008, Nordea Bank AB assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) supported by EKN. The initial drawdown under this facility was made on December 15, 2008 in the amount of US$8 million.
As at December 31, 2008, the outstanding balance under the facility amounted to US$8.3 million (US$7.4 million, net of unamortized debt discount of US$0.9 million) or Php394 million (Php351 million, net of unamortized debt discount of Php43 million).
The facility is payable in 10 equal semi-annual installments with final repayment due on December 10, 2013. Interest is payable at a fixed rate of 3.79% per annum. As at December 31, 2008, the undrawn balance of this facility was US$14 million.
Fixed Rate Notes
PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2008 and 2007:

Principal Amount	Interest Rate	Maturity Date	2008			2007
			(in millions)
US$294,984,000	8.350%	March 6, 2017	US$	291	Php13,896	US$	296	Php12,273
US$159,180,000	11.375%	May 15, 2012		155	7,380		245	10,136
US$113,786,000	10.500%	April 15, 2009		114	5,417		135	5,607

			US$	560	Php26,693	US$	676	Php28,016

Consent Solicitation for the US$175 Million 10.5% Notes due 2009, or 2009 Notes, US$250 Million 11.375% Notes due 2012, or 2012 Notes, and US$300 Million 8.35% Notes due 2017, or 2017 Notes
In 2007, we conducted a consent solicitation of holders of our 2009 Notes, 2012 Notes and the 2017 Notes, or collectively, the Notes, in respect of amendments to the terms of the Notes that allow PLDT greater flexibility to make certain restricted payments, pay dividends or make distributions, while reducing PLDT’s permitted leverage ratios pursuant to the terms of the Notes. These amendments to the terms of the Notes became effective on December 3, 2007, the date on which PLDT made the applicable consent payments, after holders of more than 51% of the aggregate principal amount of the Notes gave their consents for these amendments to the terms of the Notes prior to the expiration of the consent solicitation period and after the execution of relevant amendments to the indentures governing the Notes on November 21, 2007.
Term Loans
US$283 Million Term Loan Facility, or Debt Exchange Facility
On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

The breakdown of the total outstanding amount of Smart debt issued to participating Piltel creditors is as follows:
•	2007 Facility in the amount of US$0.2 million which was paid in full in December 2007;

•	2008 Facility in the amount of US$2.9 million which was paid in full in December 2008; and

•	2014 Facility in the amount of US$280.1 million will be payable in full in June 2014.
As at December 31, 2008, the outstanding balance of the 2014 Facility amounted to US$280 million (US$196 million, net of unamortized debt discount of US$84 million), or Php13,348 million (Php9,357 million, net of unamortized debt discount of Php3,991 million). The 2007 and 2008 Facilities were fully paid in the amounts of US$0.2 million and US$2.9 million on December 28, 2007 and December 23, 2008, respectively.
Interest for the 2014 Facility is at a fixed rate of 2.25% per annum. Furthermore, a portion of the 2014 Facility amounting to US$144 million has a variable yield option which expired on December 23, 2008 whereby the creditors had the option to elect for an early repayment at a discount in December 2007 at 57.5% of the relevant debt amount.
GSM Network Expansion Facilities
On September 13, 2004, Smart signed a US$104 million 5-year term loan facility to finance the related Phase 7 GSM equipment and services. The facility was awarded to ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers with Finnish Export Credit, Plc as the Lender. The full amount of the facility was drawn on November 22, 2004 of which US$21 million (US$20.8 million, net of unamortized debt discount of US$40.6 thousand), or Php991 million (Php989 million, net of unamortized debt discount of Php2 million), remained outstanding as at December 31, 2008. Interest is payable at a fixed rate of 4.49% per annum. The loan is payable over five years in 10 equal semi-annual payments starting May 2005 with final repayment in November 2009.
On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in 10 equal installments commencing six months from the first drawdown date with final repayment on July 11, 2011. The facility was drawn in full on July 11, 2006 for the full amount of US$30 million. The amount of US$18 million (US$17.9 million, net of unamortized debt discount of US$66.8 thousand), or Php858 million (Php854 million, net of unamortized debt discount of Php4 million), remained outstanding as at December 31, 2008.
On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with Finnish Export Credit, Plc as the Lender. Smart opted to utilize only a total of US$67 million of which US$10 million and US$57 million was drawn on February 15, 2006 and March 13, 2006, respectively. The undrawn balance of US$3 million was cancelled. The facility is a 5-year term loan payable in 10 equal semi-annual installments with final repayment on September 1, 2010. Interest is payable at a fixed rate of 4.515% per annum. As at December 31, 2008, US$29 million (US$29.1 million, net of unamortized debt discount of US$90.9 thousand), or Php1,393 million (Php1,389 million, net of unamortized debt discount of Php4 million), remained outstanding.
On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is Finnish Export Credit, Plc with ABN AMRO Bank N.V., Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a 5-year term loan payable in 10 equal semi-annual installments commencing six months from the drawdown date with final repayment on July 15, 2011. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. As at December 31, 2008, US$27 million (US$26.4 million, net of unamortized debt discount of US$105.1 thousand), or Php1,263 million (Php1,259 million, net of unamortized debt discount of Php4 million), remained outstanding.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a 5-year loan payable in 18 equal and consecutive quarterly installments commencing on the third quarter from the date of the first drawdown with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. As at December 31, 2008, US$44 million (US$44.4 million, net of unamortized debt discount of US$14.1 thousand), or Php2,118 million (Php2,117 million, net of unamortized debt discount of Php1 million), remained outstanding.
On October 10, 2007, Smart signed a US$50 million 5-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch as the Original Lender with Standard Chartered Bank (Hong Kong) Ltd. as the Facility Agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in 10 equal semi-annual payments with final repayment on March 11, 2013. As at December 31, 2008, US$45 million (US$44.7 million, net of unamortized debt discount of US$298.7 thousand), or Php2,144 million (Php2,130 million, net of unamortized debt discount of Php14 million), remained outstanding.
On November 27, 2008, Smart signed a US$50 million 5-year term loan facility to finance the Phase 10 GSM equipment and service contracts with Finnish Export Credit, Plc. The loan is payable in 10 equal semi-annual installments with final repayment date on the fifth anniversary of the first drawdown. As at December 31, 2008, no amounts have been drawn under the facility.
As at December 31, 2008, the aggregate outstanding balance of these loans amounted to US$184 million (US$183 million, net of unamortized debt discount of US$1 million), or Php8,767 million (Php8,698 million, net of unamortized debt discount of Php69 million).
Other Term Loans
On July 1, 2004, CyMed availed itself of a 5-year interest-bearing advance from an officer of CyMed to fund its operating expenses, including salaries and other incidental expenses. The outstanding balance of this loan as at December 31, 2008 amounted to US$0.5 million, or Php24 million, with equal quarterly payments of US$35 thousand up to July 31, 2009 and a final payment of US$397 thousand on September 30, 2009.
On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. US$50 million each was drawn from the facility on March 27 and April 10, 2008. The outstanding balance of this loan as at December 31, 2008 amounted to US$90 million, or Php4,288 million, which is payable over five years in 10 equal semi-annual installments with final repayment due on March 27, 2013.
On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. The outstanding balance of this loan as at December 31, 2008 amounted to US$50 million, or Php2,382 million, which is payable in 17 equal quarterly installments starting July 21, 2009 with final repayment due on July 22, 2013.
Satellite Acquisition Loans
Mabuhay Satellite has an existing Omnibus Credit and Security Agreement with a syndicate of local banks, or the Banks, which includes a term loan to Mabuhay Satellite which term loan will mature on various dates from 2007 to 2009. As at December 31, 2008, the outstanding amount under the term loan was US$13 million, or Php610 million.

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
In 2006, the Banks have approved Mabuhay Satellite’s request to extend the maturity of the loan under the Omnibus Credit and Security Agreement by two years to October 20, 2009, with a 1% increase in the margin on the deferred amount.
Philippine Peso Debts:
Fixed Rate Corporate Notes
Php5,000 Million Peso Fixed Rate Corporate Notes
On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A notes amounting to Php3,800 million and Series B notes amounting to Php1,200 million with five and ten year terms, respectively. Series A notes were priced at 5.625%, while Series B notes were priced at 6.500%. Funds raised from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amount of Php5,000 million remained outstanding as at December 31, 2008 (Php4,973 million, net of unamortized debt discount of Php27 million).
Php5,000 Million Fixed Rate Corporate Notes
On December 12, 2008, Smart issued Php5,000 million 5-year fixed rate corporate notes with an interest rate of 8.4346%. Funds raised from the issuance of the notes will be used primarily for Smart’s capital expenditures for network upgrade and expansion. The amount of Php5,000 million remained outstanding as at December 31, 2008 (Php4,948 million, net of unamortized debt discount of Php52 million). The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 12, 2013.
Php5,000 Million Fixed Rate Corporate Notes
On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A 5-year notes amounting to Php2,390 million, Series B 7-year notes amounting to Php100 million, and Series C 10-year notes amounting to Php2,510 million. The interest rates on the Series A notes were fixed at 7.4269%, Series B notes at 8.3692%, and Series C notes at 9.1038%. Proceeds from the facility will be used to finance capital expenditures of PLDT.
Term Loans
Php2,500 Million Term Loan Facility
On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of Php2,500 million. The facility is a 5-year term loan payable in 18 equal consecutive quarterly installments commencing on the third quarter from the date of the first drawdown with final repayment on December 9, 2011. The facility was drawn on December 11, 2006 for the full amount of Php2,500 million. The outstanding balance of this loan as at December 31, 2008 amounted to Php1,667 million (Php1,662 million, net of unamortized debt discount of Php5 million).

Php400 Million and Php20 Million Refinancing Loans
On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million, respectively, to refinance their respective participations in the 10-Year Note under the Php1,270 million Peso Fixed Rate Corporate Notes which were repaid on June 12, 2007. Both refinancing loans will mature on June 12, 2014. Amounts of Php400 million and Php20 million, respectively, remained outstanding as at December 31, 2008.
Php2,500 Million Term Loan Facility
On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company for an amount of Php2,500 million to finance capital expenditures. The facility is a 5-year term loan payable in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on November 13, 2013. The facility was drawn on November 13, 2008 for the full amount of Php2,500 million (Php2,488 million, net of unamortized debt discount of Php12 million), which remained outstanding as at December 31, 2008.
Php2,400 Million Term Loan Facility
On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million, which remained outstanding as at December 31, 2008. The loan is payable over five years in 10 equal semi-annual installments with final repayment due on December 12, 2013. As at December 31, 2008, the undrawn balance of the loan was Php1,900 million.
Php3,000 Million Term Loan Facility
On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million, which remained outstanding as at December 31, 2008. The loan is payable over five years in nine equal semi-annual installments with final repayment due on December 23, 2013. As at December 31, 2008, the undrawn balance of the loan was Php2,500 million.
Php2,000 Million Term Loan Facility
On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank amounting to Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million, which remained outstanding as at December 31, 2008. The loan is payable over five years in 17 equal quarterly amortizations with final repayment due on December 19, 2013. As at December 31, 2008, the undrawn balance of the loan was Php1,500 million, which was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal Php500 million tranches.
Php2,500 Million Term Loan Facility
On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million, which remained undrawn as at March 31, 2009, to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable after five years from drawdown date.

Debt Covenants
Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with Philippine Financial Reporting Standards, or PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.
The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since as at December 31, 2008, approximately 78% of PLDT’s total consolidated debts was denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.
PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (d) creating any lien or security interest; (e) permitting set-off against amounts owed to PLDT; (f) merging or consolidating with any other company; (g) entering into transactions with stockholders and affiliates; and (h) entering into sale and leaseback transactions.
Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.
PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.
Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a consolidated debt to consolidated equity ratio of not more than 1.5:1.0, a consolidated debt to consolidated EBITDA ratio of not more than 3:1 and a debt service coverage ratio of not less than 1.5:1.0. As at December 31, 2008, Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

The Omnibus Credit and Security Agreement of Mabuhay Satellite imposes several negative covenants which, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger and consolidation with and sale to another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.
As at December 31, 2008, we are in compliance with all of our debt covenants.
Obligations Under Finance Lease
The future minimum payments for finance leases as at December 31, 2008 are as follows:

Year	(in million pesos)
2009	60
2010	5
2011	3
2012 and onwards	3
Total minimum finance lease payments (Note 24)	71
Less amount representing interest	1

Present value of net minimum finance lease payments (Notes 3 and 26)	70
Less obligations under finance lease maturing within one year (Notes 8 and 26)	59

Long-term portion of obligations under finance lease (Notes 8 and 26)	11

Municipal Telephone Projects
As at December 31, 2008, PLDT had paid all of its obligations on the lease agreement (the “Financial Lease Agreement, or FLA”) with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Batangas established under the Municipal Telephone Act. In 1993, under the FLA, PLDT was granted the exclusive right to provide telecommunications management services, to expand telecommunications services, and to promote the use of the DOTC contracted facilities in certain covered areas for a period of 15 years. Title to the telecommunications facilities/properties will be transferred to PLDT upon completion of some documents in the contract being prepared for the transfer of ownership.
Piltel has an existing finance lease agreement for the Palawan Telecommunications System of the Municipal Telephone Project Office, or MTPO, with the DOTC. Presently, the 18 public calling office stations that are the subject of the MTPO Contract are no longer working. The last payment by Piltel to the DOTC was in July 2000 and no payments have been made since Piltel made several attempts to pre-terminate the MTPO Contract in letters to the DOTC where Piltel also manifested its willingness to discuss mutually beneficial compromise agreements for the pre-termination. The DOTC denied Piltel’s petition and reiterated a provision in the MTPO Contract that the pre-termination will result in the imposition of sanctions in the form of liquidated damages not exceeding Php23 million. Piltel continues to receive Statements of Account from the DOTC, the latest of which is dated September 3, 2008, alleging an unpaid amount of Php30 million as at November 30, 2008. Piltel maintains that it had pre-terminated the MTPO Contract as early as 2003, and that the issue of Piltel’s pre-termination of the MTPO Contract be referred for arbitration in accordance with the provisions of the MTPO Contract, specifically in Section 9.5, the provision on Arbitration.
Other Long-term Finance Lease Obligations
The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart and ePLDT have finance lease obligations in the aggregate amount of Php71 million as at December 31, 2008 in respect of office equipment.
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

Preferred Stock Subject to Mandatory Redemption
The movements of PLDT’s preferred stock subject to mandatory redemption for December 31, 2008 and 2007 are as follows:

	2008			2007
	Series V	Series VI	Total	Series V	Series VI	Total
	(in million pesos)
Balance at beginning of year	49	966	1,015	61	1,308	1,369
Accretion	3	36	39	10	131	141
Revaluation	—	32	32	—	(182)	(182)
Conversion (Note 27)	(50)	(1,027)	(1,077)	(22)	(291)	(313)

Balance at end of year (Notes 24 and 26)	2	7	9	49	966	1,015

PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As discussed below, as at December 31, 2006, all shares of Series VII Convertible Preferred Stock had been converted. Shares of Series V and VI Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the shares of Series V and VI Convertible Preferred Stock, will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.
The Series V Convertible Preferred Stock was designated as a compound instrument consisting of liability and equity components. The fair value of the Series V Convertible Preferred Stock was determined on the issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred stock subject to mandatory redemption” account and is included under the “Interest-bearing financial liabilities” account in the consolidated balance sheets. The residual amount was assigned as the equity component.
The cost of each foreign currency component of the Series VI Convertible Preferred Stock was designated as a debt instrument with embedded call options. The fair value of the Series VI Convertible Preferred Stock was determined on the issue date, of which the fair value of embedded call options was bifurcated and accounted for separately. See Note 2 — Summary of Significant Accounting Policies and Practices and Note 26 — Financial Assets and Liabilities. The residual amount was assigned as a liability component and recorded as “Preferred stock subject to mandatory redemption” account and is included under the “Interest-bearing financial liabilities” account in the consolidated balance sheets.
The difference between the amount designated as liability components of the Series V and VI Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to Preferred Stock Subject to Mandatory Redemption and charged to interest as at December 31, 2008 and 2007 amounted to Php39 million and Php141 million, respectively.

Preferred Stock Subject to Mandatory Redemption amounted to Php9 million and Php1,015 million as at December 31, 2008 and 2007, respectively, after revaluation of Series VI Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at December 31, 2008 and 2007, 11,853,298 shares and 11,147,451 shares, respectively, of the Series V, VI and VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted into shares of PLDT’s Common Stock. On June 5, 2008 (the “Mandatory Conversion Date”), PLDT’s outstanding shares of Series V and Series VI Convertible Preferred Stock issued on June 4, 2001 were mandatorily converted into shares of Common Stock of PLDT at a ratio of 1:1. As at December 31, 2008, 1,355 shares of Series V Convertible Preferred Stock and 3,891 shares of Series VI Convertible Preferred Stock were issued on August 22, 2002 and November 8, 2002, respectively, remained outstanding. Holders thereof may voluntarily convert such shares into PLDT common shares at any time. Any such shares which remain outstanding on the seventh anniversary of the issue date thereof will be mandatorily converted into PLDT common shares on the immediately following date.
The aggregate redemption value of the outstanding shares of the Series V and VI Convertible Preferred Stock amounted to Php9 million and Php1,070 million as at December 31, 2008 and 2007, respectively. See Note 24 — Contractual Obligations and Commercial Commitments.
The corresponding dividends on these shares charged as interest expense amounted to Php4 million, Php17 million and Php130 million for the years ended December 31, 2008, 2007 and 2006, respectively. See Note 5 — Income and Expenses and Note 7 — Earnings Per Common Share.
Notes Payable
As at December 31, 2008, SPi had an outstanding balance of short-term notes of US$12 million. Interest on the notes range from 5.25% to 5.30% of the outstanding balance per annum and the notes are payable within 180 to 360 days from the issuance date. The outstanding balance of US$12 million, or Php553 million, as at December 31, 2008 will mature on various dates from February 2, 2009 to August 3, 2009.
19.	Deferred Credits and Other Noncurrent Liabilities
This account consists of:

	2008	2007
	(in million pesos)
Accrual of capital expenditures under long-term financing	8,650	7,554
Liabilities on asset retirement obligations (Notes 3 and 8)	1,100	952
Future earn-out payments — net (Note 11)	593	782
Unearned revenues (Note 21)	190	290
Others	49	54

	10,582	9,632

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.
Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

20.	Accounts Payable
This account consists of:

	2008	2007
	(in million pesos)
Suppliers and contractors (Notes 24 and 26)	14,131	8,672
Taxes (Notes 25 and 26)	1,970	1,648
Carriers (Note 26)	1,780	1,843
Related parties (Note 22)	120	29
Others	267	61

	18,268	12,253

21.	Accrued Expenses and Other Current Liabilities
This account consists of:

	2008	2007
	(in million pesos)
Accrued utilities and related expenses (Note 22)	13,504	10,823
Unearned revenues (Note 19)	4,249	4,024
Accrued employee benefits (Note 23)	2,928	2,837
Accrued taxes and related expenses (Notes 24 and 25)	1,398	977
Accrued interests and other related costs (Notes 18, 22 and 26)	1,212	1,234
Current portion of future earn-out payments (Note 11)	127	266
Payable in installment purchase of equity investment (Note 11)	—	123
Others	963	1,645

	24,381	21,929

22.	Related Party Transactions
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
On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500,000 worth of air time annually over a period ending upon the earlier of (i) the expiration of the Minimum Purchase Period and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date. Moreover, pursuant to a letter of confirmation, dated February 1, 2007, the banks released and discharged PLDT and ACeS Philippines and their respective subsidiaries from any and all obligations and liabilities under the Original ATPA and related agreements.

Moreover, in accordance with the above contractual arrangements, ACeS Philippines acquired (i) from LMGT Holdings (ACeS), Inc., or LMGT, 50% of its equity interest in AIL for a consideration of US$0.75 million pursuant to a sale and purchase agreement entered into on February 1, 2007 and (ii) from Tera Global Investment Ltd., or TGIL, for a nominal consideration, 50% of TGIL’s interest in a promissory note issued by AIL, or the Transferred AIL Note, which 50% interest represents an aggregate amount of US$44 million together with related security interests pursuant to a sale agreement entered into on February 1, 2007. Immediately thereafter, a portion of the Transferred AIL Note was converted into shares of AIL and the balance was converted into non-interest bearing convertible bonds of AIL. As a result of these transactions, ACeS Philippines’ equity holdings in AIL increased from 20% in 2006 to 36.99% as at December 31, 2008.
Total fees under the Amended ATPA amounted to Php168 million, Php160 million and Php199 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Amended ATPA no longer qualified as an onerous contract since the cost of meeting the obligations under the Amended ATPA is below or within the estimated benefits that PLDT is expected to receive under it. Net provisions for onerous contract amounting to US$72 million, or Php3,529 million, were reversed on December 31, 2006, excluding the amount paid or to be paid in relation to the Amended ATPA. As a result, there was no outstanding obligations as at December 31, 2008 while as at December 31, 2007, outstanding obligations of PLDT under the Amended ATPA amounted to Php93 million.
b.	Transactions with Major Stockholders, Directors and Officers
Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 are as follows:
1.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DoCoMo
In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DoCoMo, the FP Parties, NTT Communications and NTT DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DoCoMo, including:
•	certain contractual veto rights over a number of major decisions or transactions; and
•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.
Moreover, key provisions of the Cooperation Agreement pertain to, among other things:
•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DoCoMo. Each of NTT Communications and NTT DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intends to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.
•	Business Cooperation. PLDT and NTT DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DoCoMo.
•	Additional Rights of NTT DoCoMo. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DoCoMo and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DoCoMo has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:
1.	NTT DoCoMo is entitled to nominate one additional NTT DoCoMo nominee to the Board of Directors of each PLDT and Smart;
2.	PLDT must consult NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DoCoMo, or which NTT DoCoMo has announced publicly an intention to carry on;
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
As at December 31, 2008, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of PLDT’s outstanding common stock.
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
2.	Integrated i-mode Services Package Agreement between NTT DoCoMo and Smart
An Integrated i-mode Services Package Agreement was entered into by Smart and NTT DoCoMo on February 15, 2006, under which NTT DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from NTT DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. Total royalty fees charged to operations under this agreement amounted to Php55 million, Php88 million and Php53 million for the years ended December 31, 2008, 2007 and 2006, respectively. Smart has no outstanding obligation under this agreement as at December 31, 2008 and 2007.
3.	Advisory Services Agreement between NTT DoCoMo and PLDT
An Advisory Services Agreement was entered into by NTT DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php76 million, Php73 million and Php44 million for the years ended December 31, 2008, 2007 and 2006, respectively. Outstanding liability under this agreement amounted to Php7 million and Php12 million as at December 31, 2008 and 2007, respectively.
4.	Other Agreements with NTT Communications and/or its Affiliates
PLDT is a party to the following agreements with NTT Communications and/or its affiliates:
•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;
•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.
Total fees under these agreements amounted to Php99 million, Php104 million and Php184 million for the years ended December 31, 2008, 2007 and 2006, respectively. As at December 31, 2008 and 2007, outstanding obligations of PLDT under these agreements amounted to Php11 million and Php16 million, respectively.
5.	Agreements between Smart and Asia Link B.V., or ALBV
Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which upon its expiration on February 23, 2008 was renewed until February 23, 2012 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php630 million, Php656 million and Php591 million for the years ended December 31, 2008, 2007 and 2006, respectively. As at December 31, 2008 and 2007, the remaining balance of prepaid service fees to ALBV amounted to Php8 million and Php87 million, respectively.
6.	Agreements Relating to Insurance Companies.
Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php419 million, Php339 million and Php360 million for the years ended December 31, 2008, 2007 and 2006, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan, respectively.
Compensation of Key Officers of the PLDT Group
The compensation of key officers of the PLDT Group by benefit type is as follows:

	2008	2007	2006
	(in million pesos)
Short-term employee benefits	538	549	541
Share-based payments (Note 23)	233	299	978
Post-employment benefits (Note 23)	24	58	30

Total compensation paid to key officers of the PLDT Group	795	906	1,549

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

23.	Share-based Payments and Employee Benefits
Executive Stock Option Plan, or ESOP
On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice-President up to the President, executives with the rank of Manager up to Assistant Vice-President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT, and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT were reserved as underlying option shares under the ESOP in 1999.
Movements in the number of stock options outstanding under the ESOP are as follows:

	2008	2007
Balance at beginning of year	26,758	119,034
Exercised shares*	(8,417)	(92,276)

Balance at end of year	18,341	26,758

*	Based on the date of payment of exercised shares.
As at December 31, 2008, a total of 851,509 shares were acquired by certain officers and executives who exercised their options, at an exercise price of Php814 per share.
The fair value of the ESOP was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of the option, exercise price of Php814 per share, and a weighted average price of Php870 and Php315 per share for the 1999 and 2002 grants, respectively, as at valuation date. Total fair value of shares granted amounted to Php359 million as at December 31, 2008 and 2007. No fair value of share options were recognized as an expense for the years ended December 31, 2008, 2007 and 2006.
LTIP
On August 3, 2004, PLDT’s Board of Directors approved the establishment of a Long-term Incentive Plan, or Original LTIP, for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The Original LTIP was a four-year cash-settled share-based plan covering the period from January 1, 2004 to December 31, 2007, or the Performance Cycle. The payment was intended to be made at the end of the Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the Performance Cycle and a cumulative consolidated net income target for the Performance Cycle.
On August 28, 2006, PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, or New LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or the New Performance Cycle. As a result of the establishment of the New LTIP, the Board of Directors also approved the early vesting of the Original LTIP by the end of 2006 for those of its participants who were invited and chose to join the New LTIP. Participants in the Original LTIP who were not invited to join the New LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule.
The total number of SARs awarded under the New LTIP as at December 31, 2008 was 4,380,444 which will be paid in 2010 subject to the achievement of the targets specified in the New LTIP.

The fair value of the New LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and share price of Php2,115 as at December 31, 2008. Incentive cost per share as at December 31, 2008 and 2007 for the New LTIP amounted to Php960 and Php1,039, respectively. The fair value of the LTIP recognized as expense for the years ended December 31, 2008, 2007 and 2006 amounted to Php1,281 million, Php1,448 million and Php3,150 million, respectively. As at December 31, 2008 and 2007, outstanding LTIP liability amounted to Php2,749 million and Php1,494 million, respectively. See Note 3 — Management’s Use of Judgments, Estimates and Assumptions, Note 5 — Income and Expenses and Note 24 — Contractual Obligations and Commercial Commitments.
Pension
Defined Benefit Pension Plans
We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, which require contributions to be made to a separate administrative fund.
Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liabilities, net pension cost and average assumptions used in developing the valuation are as follows:

	2008	2007	2006
	(in million pesos)
Change in benefit obligation:
Defined benefit obligation at beginning of year	10,160	13,314	7,652
Interest cost	834	996	895
Current service cost	600	777	479
Actuarial (gain) loss on obligation	(101)	(4,788)	4,826
Actual benefits paid	(576)	(566)	(594)
Curtailment	—	427	—
Liabilities of newly acquired subsidiaries	—	—	56

Defined benefit obligation at end of year	10,917	10,160	13,314

Change in plan assets:
Fair value of plan assets at beginning of year	8,519	5,768	5,154
Actual contributions	914	1,515	320
Expected return on plan assets	865	644	541
Actual benefits paid	(575)	(565)	(590)
Actuarial (loss) gain on plan assets	(2,555)	1,157	343

Fair value of plan assets at end of year	7,168	8,519	5,768

Unfunded status	3,749	1,641	7,546
Unrecognized net actuarial (loss) gain (Note 3)	(1,126)	1,344	(4,657)
Unrealized net transition obligation	—	—	(1)

Accrued benefit cost at end of year (Note 3)	2,623	2,985	2,888

Components of net periodic benefit cost:
Interest cost	834	996	895
Current service cost	600	777	479
Net actuarial (gain) loss recognized for the year	(11)	89	—
Expected return on plan assets	(865)	(644)	(541)
Curtailment loss	—	416	—
Amortizations of unrecognized net transition obligation	—	1	58

Net periodic benefit cost for the year	558	1,635	891

Actual return on plan assets amounted to Php1,690 million, Php1,801 million and Php884 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The weighted average assumptions used to determine pension benefits as at December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Average remaining working years of covered employee	20	21	22
Expected rate of return on plan assets	9%	10%	10%
Discount rate	11%	8%	8%
Rate of increase in compensation	10%	7%	9%
We have adopted mortality rates in accordance with the 1983 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.
As at December 31, 2008 and 2007, the assets of the beneficial trust fund established for PLDT’s pension plan include investments in shares of stocks of PLDT and Piltel with total fair values aggregating Php1,935 million and Php2,651 million, respectively, which represent about 27% and 31%, respectively, of such beneficial trust fund’s net assets available for plan benefits.
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
The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at December 31, 2008, 2007 and 2006 follows:

	2008	2007	2006
Investments in equity securities	51%	60%	52%
Investments in debt and fixed income securities	27%	21%	23%
Investments in real estate	9%	8%	10%
Investments in temporary placements	8%	5%	7%
Investments in mutual funds	5%	6%	8%

	100%	100%	100%

Based on the latest actuarial valuation report, the recommended cash contributions of PLDT to its pension plan in 2009 amounts to approximately Php729 million.
Defined Contribution Plan
Smart and I-Contacts contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and I-Contacts regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law”. As at December 31, 2008 and 2007, Smart and I-Contacts were in compliance with the requirements of R.A. 7641.
The plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of the beneficial trust fund’s assets for Smart and I-Contacts as at December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Investments in debt and fixed income securities	68%	57%	68%
Investments in equity securities	23%	35%	29%
Others	9%	8%	3%

	100%	100%	100%

Smart and I-Contacts currently expect to make approximately Php172 million of cash contributions to their pension plans in 2009.
Pension Benefit Cost
Total pension benefit cost is as follows:

	2008	2007	2006
	(in million pesos)
Expense recognized for defined benefit plans	558	1,635	891
Expense recognized for defined contribution plans	167	138	112

Total expense recognized for pension benefit costs (Notes 3 and 5)	725	1,773	1,003

24.	Contractual Obligations and Commercial Commitments
Contractual Obligations
The following table discloses our consolidated contractual undiscounted obligations outstanding as at December 31, 2008 and 2007:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 Years	5 years
	(in million pesos)
December 31, 2008
Long-term debt(1):	99,363	7,649	31,500	26,744	33,470
Principal	77,934	7,077	19,916	21,978	28,963
Interest	21,429	572	11,584	4,766	4,507
Lease obligations:	7,235	2,727	1,608	1,265	1,635
Operating lease	7,164	2,667	1,601	1,261	1,635
Finance lease	71	60	7	4	—
Unconditional purchase obligations(2)	762	24	167	286	285
Other obligations:	51,367	33,714	11,630	1,816	4,207
Mandatory conversion and purchase of shares	9	9	—	—	—
Derivative financial liabilities(3):	6,207	108	2,003	1,768	2,328
Long-term currency swaps	6,099	—	2,003	1,768	2,328
Forward foreign exchange contracts	69	69	—	—	—
Long-term foreign currency options	39	39	—	—	—
Various trade and other obligations:	45,151	33,597	9,627	48	1,879
Suppliers and contractors	22,781	14,131	8,650	—	—
Utilities and related expenses	11,376	11,346	27	1	2
Employee benefits	2,925	2,925	—	—	—
Customers’ deposits	2,251	—	327	47	1,877
Carriers	1,780	1,780	—	—	—
Dividends	1,379	1,379	—	—	—
Others	2,659	2,036	623	—	—

Total contractual obligations	158,727	44,114	44,905	30,111	39,597

December 31, 2007
Long-term debt(1):	86,334	11,441	22,662	21,218	31,013
Principal	64,619	6,872	15,883	16,267	25,597
Interest	21,715	4,569	6,779	4,951	5,416
Lease obligations:	6,120	2,558	1,515	1,040	1,007
Operating lease	5,614	2,067	1,500	1,040	1,007
Finance lease	506	491	15	—	—
Unconditional purchase obligations(2)	776	113	41	249	373

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 Years	5 years
	(in million pesos)
Other obligations:	49,488	28,023	10,835	4,294	6,336
Mandatory conversion and purchase of shares	1,070	1,070	—	—	—
Derivative financial liabilities(3):	11,638	8	2,938	4,240	4,452
Long-term currency swaps	11,170	—	2,527	4,191	4,452
Long-term foreign currency options	318	—	318	—	—
Interest rate swap	142	—	93	49	—
Forward foreign exchange contracts	8	8	—	—	—
Various trade and other obligations:	36,780	26,945	7,897	54	1,884
Suppliers and contractors	16,371	8,816	7,555	—	—
Utilities and related expenses	10,532	10,453	75	4	—
Employee benefits	2,778	2,778	—	—	—
Customers’ deposit	2,201	—	267	50	1,884
Carriers	2,187	2,187	—	—	—
Dividends	1,071	1,071	—	—	—
Others	1,640	1,640	—	—	—

Total contractual obligations	142,718	42,135	35,053	26,801	38,729

(1)	Before deducting unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL.

(3)	Gross liabilities before any offsetting application.
Long-term Debt
See Note 18 - Interest-bearing Financial Liabilities for a detailed discussion of our long-term debt.
Operating Lease Obligations
Agreement for Space Segment Services with ProtoStar. On September 16, 2008, PLDT entered into a space segment services agreement with ProtoStar pursuant to which ProtoStar is required to make available to PLDT space segment services relating to a customized payload on the ProtoStar I satellite consisting of four 36 MHz non-preemptive C-band transponders and one additional non-preemptive extended C-band transponder for a total consideration of US$1.1 million per quarter. The term of the agreement will commence on January 1, 2011, or such earlier or later date as may be mutually agreed by both parties and unless previously terminated will continue for a period of seven years thereafter. As at December 31, 2008, the remaining obligations of PLDT under this agreement amounted to approximately Php1,468 million. See Note 13 — Investment in Debt Securities.
Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for 10 to 25 years expiring at various dates. As at December 31, 2008 and 2007, PLDT’s aggregate remaining obligations under these contracts amounted to approximately Php0.5 million and Php3 million, respectively.
License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, PLDT may purchase maintenance services for a fee of 15% of the current published license fee. There was no outstanding obligation as at December 31, 2008 while as at December 31, 2007, PLDT’s aggregate remaining obligations under this agreement amounted to approximately Php15 million, respectively.
Other Operating Lease Obligations. The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment amounting to Php5,695 million and Php5,596 million as at December 31, 2008 and 2007, respectively.
Finance Lease Obligations
See Note 18 — Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations
See Note 22 — Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original ATPA and the Amended ATPA.
As at December 31, 2008 and 2007, PLDT’s aggregate remaining minimum obligation under the Amended ATPA was approximately Php762 million and Php776 million, respectively.
Other Obligations
Mandatory Conversion and Purchase of Shares. As discussed in Note 18 — Interest-bearing Financial Liabilities, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As at December 31, 2008, 2,720,085 shares of the Series V Convertible Preferred Stock, 5,291,213 shares of the Series VI Convertible Preferred Stock and all of the 3,842,000 shares of the Series VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted into shares of PLDT’s common stock and 1,355 shares of the Series V Convertible Preferred Stock and 3,891 shares of the Series VI Convertible Preferred Stock remained outstanding.
Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. On June 5, 2008, PLDT’s outstanding shares of Series V and Series VI Convertible Preferred Stock issued on June 4, 2001, were mandatorily converted into shares of PLDT’s common stock at a ratio of 1:1. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the Series V and VI Convertible Preferred Stock will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.
The aggregate value of the put options based on outstanding shares as at December 31, 2008 was Php9 million assuming all of the outstanding shares of the Series V and VI Convertible Preferred Stock originally issued on August 22, 2002 and November 8, 2002, respectively, will be mandatorily converted on the seventh anniversary of the issue date and all shares of PLDT’s common stock issued upon such conversion will be put to PLDT at that time in accordance with the terms of the put option. The market value of the underlying shares of PLDT’s common stock was Php11 million, based on the market price of PLDT common shares of Php2,115 per share as at December 31, 2008.
Derivative Financial Liabilities. See Note 26 — Financial Assets and Liabilities for the detailed discussion of our derivative financial liabilities.
Various Trade and Other Obligations. PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. As at December 31, 2008 and 2007, total obligations under these various agreements amounted to approximately Php45,151 million and Php36,780 million, respectively.
Commercial Commitments
As at December 31, 2008 and 2007, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,634 million and Php3,782 million, respectively. These commitments will expire within one year.

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
The Supreme Court, in a resolution promulgated on December 4, 2007, upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT in February 2008, the NTC assessed the total amount of SRF due from PLDT to be Php2,870 million. On April 3, 2008, PLDT complied with the Supreme Court resolution by paying the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million to the NTC. PLDT protested and disputed NTC’s assessments in the total amount of Php2,870 million which included penalties and NTC’s computation thereof which PLDT believes is contrary to applicable laws and without any legal basis. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded for payment of the balance of their assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing its assessment letter of February 2008, and demand letters dated April 14, 2008 and June 18, 2008, respectively, both demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. On September 8, 2008, the Solicitor General, as counsel of, and representing, the NTC, filed its Comment to the Petition. On September 22, 2008, PLDT filed its Reply (To the Comment of the NTC). The Petition remains pending with the Court of Appeals as at December 31, 2008.
Local Business and Franchise Tax Assessments
As discussed below, PLDT currently expects that going forward, PLDT will pay local franchise taxes on an annual basis based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our consolidated financial statements as at December 31, 2008.
The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.
PLDT believes that the Public Telecommunications Policy Act, or R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause. To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160. However, on March 25, 2003, in a ruling relating to a tax assessment by the City of Davao, the Supreme Court decided that PLDT was not exempt from the local franchise tax.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, as at December 31, 2008, PLDT has paid a total amount of Php772 million for local franchise tax covering prior periods up to the end of December 31, 2008.
PLDT no longer has contested assessments of LGUs for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction as at December 31, 2008.
However, PLDT continues to contest the imposition of local business taxes in addition to local franchise tax by the Cities of Tuguegarao, Balanga and Caloocan in the amounts of Php1.9 million, Php0.2 million and Php6.2 million, respectively, for the years 1998 to 2003 for the City of Tuguegarao, and for the years 2005 to 2007 for the Cities of Balanga and Caloocan. In the case against the City of Tuguegarao, the Regional Trial Court recently rendered a decision stating that the City of Tuguegarao cannot impose business tax on PLDT, there being no ordinance enacted for that purpose. The City of Tuguegarao has filed a Motion for Reconsideration of the said Decision which PLDT has opposed. PLDT is likewise contesting the imposition of a business tax on the transmission of messages by the Municipality of San Pedro in the amount of Php0.3 million for the years 2005 to 2007. The Regional Trial Court recently rendered a decision upholding the ordinance of the Municipality and PLDT has filed a Motion for Reconsideration of the said decision. The Court, however, has denied PLDT’s Motion for Reconsideration. PLDT is currently negotiating with the Municipality for the settlement of the case. In addition, PLDT is contesting the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction in the amount of Php3 million for the years 1999 to 2006.
The deficiency local franchise tax assessment issued against Smart by the City of Makati totaling approximately Php312 million, inclusive of surcharges and interests, covering the years 1995 and 1998 to 2001 had been ordered cancelled by the Regional Trial Court, or RTC, of Makati City in Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004) and upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.
In a letter dated March 24, 2008, the City of Makati requested payment for alleged deficiency local franchise tax covering the years 1995 and 1997 to 2003. Smart replied and reiterated its exemption from local franchise tax based on its legislative franchise and the Smart vs. City of Makati case, which covered the years 1995 and 1998 to 2001.
Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo amounting to approximately Php1 million, inclusive of surcharge and penalties. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 (Civil Case No. 02-27144) declaring Smart as exempt from payment of local franchise tax. The City of Iloilo appealed the Decision which is now pending with the Supreme Court.
In 2002, Smart filed a special civil action for declaratory relief for the ascertainment of its rights and obligations under the Tax Code of the City of Davao. The relevant section of Smart’s franchise provided that the grantee shall pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise by the grantee and the said percentage shall be in lieu of all taxes on the franchise or earnings thereof. On September 16, 2008, the Supreme Court ruled that Smart is liable for local franchise tax since the phrase “in lieu of all taxes” merely covers national taxes and was rendered inoperative when the VAT law took effect. On October 21, 2008, Smart filed its Motion for Reconsideration. Smart argued that the operative word in the “in lieu of all taxes” clause in Smart’s franchise is the word “all”. The word “all” before “taxes” in the clause “in lieu of all taxes” covers all kinds of taxes, national and local, except only those mentioned in the franchise. Smart also argued that the Bureau of Internal Revenue already clarified in its Revenue Memorandum Circular No. 5-96 dated March 31, 1997 that the VAT merely replaced the franchise tax. The Supreme Court has yet to issue its resolution on Smart’s Motion for Reconsideration.

Real Property Tax
In Smart Communications, Inc. vs. Central Board of Assessment Appeals, or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review with the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 30, 2006 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.
Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI
Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements (one in February 1990, and another one in March 1999) in the past, these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and simply improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. Thus, PLDT and ETPI representatives are now in the process of discussing the rules, terms and conditions of the arbitration proceeding. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php3.1 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI.
26.	Financial Assets and Liabilities
Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, convertible preferred stock, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. We also enter into derivative transactions, primarily principal only currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 — Summary of Significant Accounting Policies and Practices.
The following table sets forth our financial assets and financial liabilities as at December 31, 2008 and 2007.

			Designated
			at fair
			value		Derivatives	Available-	Liabilities	Total	Non-
	Loans	Held-to-	through	Held-	used	for-sale	carried at	financial	financial
	and	maturity	profit or	for-	for	financial	amortized	assets and	assets and
	receivables	investments	loss	trading	hedging	assets	cost	liabilities	liabilities	Total
	(in million pesos)
Assets as at December 31, 2008
Noncurrent:
Property, plant and equipment — net	—	—	—	—	—	—	—	—	160,326	160,326
Investments in associates and joint ventures	—	—	—	—	—	—	—	—	1,174	1,174
Available-for-sale financial assets	—	—	—	—	—	131	—	131	—	131
Investment in debt securities	—	442	193	—	—	—	—	635	—	635
Investment properties	—	—	—	—	—	—	—	—	617	617
Goodwill and intangible assets	—	—	—	—	—	—	—	—	10,450	10,450
Deferred income tax assets	—	—	—	—	—	—	—	—	9,605	9,605
Prepayments — net of current portion	—	—	—	—	—	—	—	—	2,501	2,501
Advances and refundable deposits — net of current portion	840	—	—	—	—	—	—	840	246	1,086
Current:
Cash and cash equivalents	33,684	—	—	—	—	—	—	33,684	—	33,684
Short-term investments	5,964	—	—	706	—	—	—	6,670	—	6,670
Investment in debt securities	—	1,656	—	—	—	—	—	1,656	—	1,656
Trade and other receivables	15,909	—	—	—	—	—	—	15,909	—	15,909
Inventories and supplies	—	—	—	—	—	—	—	—	2,069	2,069
Derivative financial assets	—	—	—	56	—	—	—	56	—	56
Current portion of prepayments	—	—	—	—	—	—	—	—	4,164	4,164
Current portion of advances and refundable deposits	—	—	—	—	—	—	—	—	1,825	1,825

Total assets	56,397	2,098	193	762	—	131	—	59,581	192,977	252,558

			Designated
			at fair
			value		Derivatives	Available-	Liabilities	Total	Non-
	Loans	Held-to-	through	Held-	used	for-sale	carried at	financial	financial
	and	maturity	profit or	for-	for	financial	amortized	assets and	assets and
	receivables	investments	loss	trading	hedging	assets	cost	liabilities	liabilities	Total
	(in million pesos)
Liabilities as at December 31, 2008
Noncurrent:
Interest bearing financial liabilities — net of current portion	—	—	—	—	—	—	58,910	58,910	—	58,910
Deferred income tax liabilities	—	—	—	—	—	—	—	—	1,288	1,288
Derivative financial liabilities	—	—	—	1,761	—	—	—	1,761	—	1,761
Pension and other employee benefits	—	—	—	—	—	—	—	—	5,467	5,467
Customers’ deposits	—	—	—	—	—	—	2,251	2,251	—	2,251
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	9,273	9,273	1,309	10,582
Current:
Accounts payable	—	—	—	—	—	—	16,294	16,294	1,974	18,268
Accrued expenses and other current liabilities	—	—	—	—	—	—	18,612	18,612	5,769	24,381
Derivative financial liabilities	—	—	—	87	—	—	—	87	—	87
Provisions for assessments	—	—	—	—	—	—	—	—	1,555	1,555
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	15,080	15,080	—	15,080
Dividends payable	—	—	—	—	—	—	1,379	1,379	—	1,379
Income tax payable	—	—	—	—	—	—	—	—	4,580	4,580

Total liabilities	—	—	—	1,848	—	—	121,799	123,647	21,942	145,589

Net assets and liabilities	56,397	2,098	193	(1,086)	—	131	(121,799)	(64,066)	171,035	106,969

Assets as at December 31, 2007
Noncurrent:
Property, plant and equipment — net	—	—		—	—	—	—	—	159,414	159,414
Investments in associates and joint ventures	—	—		—	—	—	—	—	1,351	1,351
Available-for-sale financial assets	—	—	—	—	—	143	—	143	—	143
Investment in debt securities	—	273	—	—	—	—	—	273	—	273
Investment properties	—	—	—	—	—	—	—	—	577	577
Goodwill and intangible assets	—	—	—	—	—	—	—	—	11,721	11,721
Deferred income tax assets	—	—	—	—	—	—	—	—	13,757	13,757
Derivative financial assets	—	—	—	59	—	—	—	59	—	59
Prepayments — net of current portion	—	—	—	—	—	—	—	—	2,281	2,281
Advances and refundable deposits — net of current portion	734	—	—	—	—	—	—	734	296	1,030
Current:
Cash and cash equivalents	17,447	—	—	—	—	—	—	17,447	—	17,447
Short-term investments	11,366	—	—	2,049	—	—	—	13,415	—	13,415
Investment in debt securities	1,115	—	—	—	—	—	—	1,115	—	1,115
Trade and other receivables	12,645	—	—	—	—	—	—	12,645	—	12,645
Inventories and supplies	—	—	—	—	—	—	—	—	1,167	1,167
Derivative financial assets	—	—	—	227	670	—	—	897	—	897
Current portion of prepayments	—	—	—	—	—	—	—	—	2,368	2,368
Current portion of advances and refundable deposits	—	—	—	—	—	—	—	—	498	498

Total assets	43,307	273	—	2,335	670	143	—	46,728	193,430	240,158

Liabilities as at December 31, 2007
Noncurrent:
Interest bearing financial liabilities — net of current portion	—	—	—	—	—	—	53,387	53,387	—	53,387
Deferred income tax liabilities	—	—	—	—	—	—	—	—	2,066	2,066
Derivative financial liabilities	—	—	—	530	7,211	—	—	7,741	—	7,741
Pension and other employee benefits	—	—	—	—	—	—	—	—	4,540	4,540
Customers’ deposits	—	—	—	—	—	—	2,201	2,201	—	2,201
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	7,608	7,608	2,024	9,632
Current:
Accounts payable	—	—	—	—	—	—	10,605	10,605	1,648	12,253
Accrued expenses and other current liabilities	—	—	—	—	—	—	16,570	16,570	5,359	21,929
Derivative financial liabilities	—	—	—	237	5	—	—	242	—	242
Provisions for assessments	—	—	—	—	—	—	—	—	1,112	1,112
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	8,764	8,764	—	8,764
Dividends payable	—	—	—	—	—	—	1,071	1,071	—	1,071
Income tax payable	—	—	—	—	—	—	—	—	2,875	2,875

Total liabilities	—	—	—	767	7,216	—	100,206	108,189	19,624	127,813

Net assets and liabilities	43,307	273	—	1,568	(6,546)	143	(100,206)	(61,461)	173,806	112,345

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2008 and 2007.

	Carrying Value		Fair Value
	2008	2007	2008	2007
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets	131	143	131	143
Investment in debt securities	635	273	629	283
Derivative financial assets:
Long-term foreign currency options	—	59	—	59
Advances and refundable deposits — net of current portion	840	734	728	657

Total noncurrent financial assets	1,606	1,209	1,488	1,142

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	4,164	3,944	4,164	3,944
Temporary cash investments	29,520	13,503	29,520	13,503
Short-term investments	6,670	13,415	6,670	13,415
Investment in debt securities	1,656	1,115	1,656	1,115
Trade and other receivables:
Foreign administrations	5,477	4,324	5,477	4,324
Retail subscribers	3,904	3,861	3,904	3,861
Dealers, agents and others	2,960	917	2,960	917
Corporate subscribers	2,865	2,040	2,865	2,040
Domestic carriers	703	1,503	703	1,503
Derivative financial assets:
Foreign currency options	38	—	38	—
Forward foreign exchange contracts	16	863	16	863
Bifurcated embedded derivatives	2	34	2	34
Total current financial assets	57,975	45,519	57,975	45,519

Total Financial Assets	59,581	46,728	59,463	46,661

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt — net of current portion	58,899	53,372	57,058	58,044
Obligations under finance lease	11	15	11	15
Derivative financial liabilities:
Long-term currency swap	1,761	7,211	1,761	7,211
Long-term foreign currency options	—	390	—	390
Interest rate swap	—	140	—	140
Customers’ deposits	2,251	2,201	1,476	1,481
Deferred credits and other noncurrent liabilities	9,273	7,608	7,959	6,553

Total noncurrent financial liabilities	72,195	70,937	68,265	73,834

Current Financial Liabilities
Accounts payable:
Suppliers and contractors	14,131	8,493	14,131	8,493
Carriers	1,780	1,843	1,780	1,843
Others	383	269	383	269
Accrued expenses and other current liabilities:
Utilities and related expenses	13,385	10,780	13,385	10,780
Employee benefits	2,925	2,795	2,925	2,795
Interests and other related costs	1,212	1,234	1,212	1,234
Others	1,090	1,761	1,090	1,761
Derivative financial liabilities:
Foreign currency options	44	—	44	—
Forward foreign exchange contracts	31	7	31	7
Bifurcated embedded derivatives	11	—	11	—
Bifurcated equity call options	1	231	1	231
Interest rate swap	—	4	—	4
Interest-bearing financial liabilities:
Notes payable	553	493	553	493
Current portion of long-term debt	14,459	6,775	14,459	6,775
Obligations under finance lease	59	481	59	481
Preferred stock subject to mandatory redemption	9	1,015	9	1,015
Dividends payable	1,379	1,071	1,379	1,071
Total current financial liabilities	51,452	37,252	51,452	37,252

Total Financial Liabilities	123,647	108,189	119,717	111,086

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:
Long-term financial assets and liabilities: Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and refundable deposits	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.
Fixed rate loans:
U.S. dollar notes/convertible debt	Quoted market price.
Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and Philippine Dealing System Treasury Fixing rates for similar types of loans.
Variable rate loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.
Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.
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
Available-for-sale financial assets: Fair values of available-for-sale financial assets, which consist of proprietary shares, were determined using quoted prices.
Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.
Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, current investment in debt securities, trade and other receivables, current portion of advances and refundable deposits, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate the carrying values as at the balance sheet date.
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

The table below sets out the information about our derivative financial instruments as at December 31, 2008 and 2007:

		2008					2007
					Mark-to-
					market Gains					Mark-to-market
	Maturity	Notional			(Losses)		Notional			Gains (Losses)
	(in millions)
PLDT
Transactions not designated as hedges:
Currency swaps	2017	US$	295		Php	(1,197)	US$	300		Php	(3,714)
	2012		159			(564)		250			(3,496)
Foreign currency bought call options	2009		57			(16)		136			(390)
Foreign currency sold call options	2009		57	(1)		10		136	(1)		58
Forward foreign exchange contracts	2009		57			(31)		—			—
	2008		—			—		16			21
Interest rate swap(2)	2012		—			—		31			(144)
Bifurcated equity call options	2009		—			(1)		—			(2)
	2008		—			—	1		share		(229)

Cash flow hedges:
Forward foreign exchange contracts	2008		—			—		134			296

						(1,799)					(7,600)

SMART
Transactions not designated as hedges:
Bifurcated embedded derivatives	2009		3			(10)		5			34
Forward foreign exchange contracts:
On loan proceeds	2008		—			—		50			100
On gross U.S. dollar revenues	2008		—			—		55			70
Cash flow hedges:
Forward foreign exchange contracts	2008		—			—		171			265

					Php	(10)				Php	469

ePLDT
Transactions not designated as hedges:
Forward foreign exchange contracts	2009	US$	5		Php	16	US$	—		Php	—
Bifurcated embedded derivatives	2012		2			1		—			—

Cash flow hedges:
Forward foreign exchange contracts	2008		—			—		36			104

						17					104

Net liabilities					Php	(1,792)				Php	(7,027)

(1)	Foreign currency sold call options based on the same notional amount as the foreign currency bought call options.
(2)	The original term of the interest rate swap agreement is until 2012 but it was fully terminated in March 2008.

	2008	2007
	(in million pesos)
Presented as:
Noncurrent assets	—	59
Current assets	56	897
Noncurrent liabilities	(1,761)	(7,741)
Current liabilities	(87)	(242)

Net liabilities	(1,792)	(7,027)

Analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	(in million pesos)
Net mark-to-market losses at end of year	(1,792)	(7,027)	(6,499)
Net mark-to-market losses at beginning of year	(7,027)	(6,499)	(3,284)

Net change	5,235	(528)	(3,215)
Net losses on cash flow hedges charged to cumulative translation adjustments	662	(570)	—
Effective portion recognized in the profit or loss for the cash flow hedge	286	—	—
Ineffective portion recognized in the profit or loss for the cash flow hedge	118	(4)	—
Hedge cost	(819)	(1,125)	(1,446)
Settlements, accretion and conversion	(2,367)	(622)	(3,643)

Net gains (losses) on derivative financial instruments	3,115	(2,849)	(8,304)

PLDT
Transactions Not Designated as Hedges
Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.
Currency Swaps
PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As at December 31, 2008 and 2007, these long-term currency swaps have an aggregate notional amount of US$454 million and US$550 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal only currency swap agreements in order to lower the running hedging cost of the swaps. As at December 31, 2008 and 2007, the outstanding swap contracts have an agreed average swap exchange rate of Php50.518 and Php50.756, respectively. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.32 % and 3.93% per annum as at December 31, 2008 and 2007, respectively.
On various dates in 2008, the long-term principal only currency swap agreements maturing in 2012 were partially terminated, with a total aggregate settlement amount of Php1,042 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$159 million as at December 31, 2008.
In December 2008, the long-term principal only currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement amount of Php33 million. As a result of the unwinding transactions, the outstanding notional amount was reduced to US$295 million as at December 31, 2008.
In January 2009, the long-term principal only currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement amount of Php33 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$290 million as at March 31, 2009.
In January and February 2009, the long-term principal only currency swap agreements maturing in 2012 were partially terminated, with a total aggregate settlement amount of Php22 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$157 million as at March 31, 2009.

Foreign Currency Options
To manage hedging costs, the currency swap agreement relating to the fixed rate note due in 2009 with a notional amount of US$175 million has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php52.500 to US$1.00 up to Php90.00 to US$1.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.500 to US$1.00. On the other hand, if the Philippine peso to U.S. dollar spot exchange rate settles beyond Php90.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. If on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 2.84% and 4.34% per annum as at December 31, 2008 and 2007, respectively.
On various dates in 2008, 2007 and 2006, the currency option agreements were partially terminated, with a total aggregate settlement amount of Php270 million. The remaining balance of the currency option agreement amounting to US$57 million as at December 31, 2008 was terminated on various dates in January, February and March 2009 with a total aggregate settlement amount of Php71 million.
In order to manage hedge costs, the swaps and option include a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap and option contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at December 31, 2008 and 2007, US$511 million (US$454 million under currency swaps and US$57 million under foreign currency options) and US$686 million (US$550 million under currency swaps and US$136 million under foreign currency options), respectively, of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity.
Forward Foreign Exchange Contracts
In 2008, PLDT entered into short-term U.S. dollar forward foreign exchange purchase contracts to hedge a portion of its fixed rate notes maturing in 2009. As at December 31, 2008, the outstanding forward foreign exchange contracts on the fixed rate notes amounted to US$57 million with an average exchange rate of Php48.65.
In 2007, PLDT entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008. As at December 31, 2007, the outstanding forward foreign exchange sale contracts not designated as hedges amounted to US$16 million with an average exchange rate of Php43.19.
In March 2008, PLDT entered into unwinding transactions to terminate US$16 million of the forward foreign exchange contracts. The proceeds from the unwinding transaction amounted to Php11 million. There was no outstanding forward foreign exchange sale contracts as at December 31, 2008.
Interest Rate Swap
A portion of PLDT’s currency swap agreements to hedge its 2017 Notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, in April 2003, PLDT entered into an agreement to swap the coupon on US$125 million of its 2012 Notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90 to US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, in December 2003, PLDT entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3% such that the fixed coupon rate due to PLDT when the Japanese yen strengthens below the agreed threshold will be 8.375%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

In March 2006 and April 2007, the interest rate and overlay swap agreements were partially terminated. Since changes in fair values have already been recognized as profit or loss in prior periods, the corresponding liability settled by PLDT amounted to Php804 million and Php276 million, respectively. As a result of these unwinding transactions, the outstanding interest rate swap notional amount was reduced to US$31 million.
In March 2008, the outstanding interest rate and overlay swap agreements were fully terminated. The total settlement amount for this unwinding transaction is Php223 million.
Bifurcated Equity Call Options
Pursuant to Piltel’s debt restructuring plan, PLDT issued shares of Series VI Convertible Preferred Stock. See
Note 18 — Interest-bearing Financial Liabilities. Each share of Series VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT’s common stock. For 30 days thereafter, the holders of these mandatorily converted shares of PLDT’s common stock have the option to sell such shares of PLDT’s common stock back to PLDT for US$36.132. On June 4, 2008, 336,779 shares of the Series VI Convertible Preferred Stock were converted to PLDT common stock. As at December 31, 2008 and 2007, the negative fair market value of these embedded call options amounted to Php1 million and Php231 million, respectively.
Cash Flow Hedges
Forward Foreign Exchange Contracts
PLDT entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues hedged.
In March 2008, PLDT entered into unwinding transactions to terminate US$63 million of its forward foreign exchange contracts. The proceeds from the unwinding transaction amounted to Php102 million. In addition, PLDT entered into new forward foreign exchange sale contracts in March 2008 amounting to US$68 million.
As at December 31, 2008, there were no outstanding forward foreign exchange sale contracts designated as hedges while as at December 31, 2007, outstanding forward foreign exchange sale contracts that were designated as hedges amounted to US$134 million with an average exchange rate of Php43.96. The ineffective portion of the gain/loss in the fair value of these instruments recognized in the consolidated statement of income for the years ended December 31, 2008 and 2007 amounted to a loss of Php1 million and a gain of Php2 million, respectively.
Smart
Transactions Not Designated as Hedges
As at December 31, 2007, outstanding forward exchange sale contracts not accounted for under hedge accounting amounted to US$55 million with an average exchange rate of Php42.997.
Smart also entered into short-term U.S. dollar forward foreign exchange sale contracts for a total amount of US$50 million as at December 31, 2007 to hedge 100% of the total expected loan proceeds from the undrawn US$50 million Nord/LB Facility with average exchange rate of Php43.561.
Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at December 31, 2008 and 2007, outstanding contracts included service contracts with foreign equipment suppliers denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction.

Cash Flow Hedges
Smart entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008. The gains and losses on such contracts were recognized in profit or loss upon occurrence of the monthly dollar revenues hedged.
In January 2008, Smart entered into additional short term U.S. dollar forward foreign exchange sale contracts amounting to US$71.5 million with an average exchange rate of Php41.158 to hedge dollar revenues maturing monthly in 2008.
In March 2008, Smart entered into unwinding transactions to terminate US$172 million of outstanding forward foreign exchange contracts. The proceeds from the unwinding transaction amounted to Php89 million. Consequently, new forward foreign exchange sale contracts were entered into in March 2008 amounting to US$172 million with an average exchange rate of Php42.018.
There were no outstanding forward foreign exchange sale contracts as at December 31, 2008 while as at
December 31, 2007, outstanding forward foreign exchange sale contracts amounted to US$171 million with an average exchange rate of Php43.293. The ineffective portion of the loss in the fair value of these instruments recognized in the consolidated statement of income for the year ended December 31, 2008 amounted to Php117 million. The ineffective portion of the fair value of these instruments recognized in the consolidated statement of income for the year ended December 31, 2007 was not significant.
ePLDT
Transactions Not Designated as Hedges
Forward Foreign Exchange Contracts
In October 2008, Parlance and Vocativ entered into a Non-Deliverable Forward agreement in the total amount of US$2.4 million each, with maturities beginning January 2009 up to December 2009 at an average exchange rate of Php51.89 and Php52.17, respectively. The mark-to-market value of this forward contract as at December 31, 2008 is Php8 million each.
Level Up! embedded derivatives were bifurcated from various license contracts and other service agreements denominated in U.S. dollar. The aggregate notional amount of these bifurcated embedded currency forwards amounted to US$2 million as at December 31, 2008.
Cash Flow Hedges
ePLDT subsidiaries, namely Vocativ, Parlance and SPi, or collectively ePLDT Group, entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues hedged.
In March 2008, ePLDT Group entered into unwinding transactions to terminate US$18 million of its forward foreign exchange contracts. The proceeds from the unwinding transaction amounted to Php45.84 million. In addition, ePLDT Group entered into new forward foreign exchange sale contracts in March 2008 amounting to US$28 million.
As at December 31, 2008, there were no outstanding forward foreign exchange sale contracts designated as hedges while as at December 31, 2007, outstanding forward foreign exchange sale contracts that were designated as hedges amounted to US$36 million with an average exchange rate of Php44.70. The ineffective portion of the gain in the fair value of these instruments recognized in the consolidated statement of income for the year ended December 31, 2007 amounted to Php0.3 million. There was no ineffective portion in the fair value of these instruments recognized in the consolidated statement of income for the year ended December 31, 2008.

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
Liquidity Risk
We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.
As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.
Any excess funds are primarily invested in short-dated and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the ROP, and Philippine banks and corporates, managed funds and other structured products linked to the ROP. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.
A summary of the maturity profile of our financial liabilities as at December 31, 2008 and 2007 based on contractual undiscounted payments is set out in Note 24 — Contractual Obligations and Commercial Commitments.
Foreign Currency Exchange Risk
The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the balance sheet date. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense of our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap agreements. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in equity until the hedged transaction affects the consolidated statement of income or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.
The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2008 and 2007:

	2008		2007
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Asset
Derivative financial assets	—	—	1	59
Current Financial Assets
Cash and cash equivalents	101	4,794	93	3,853
Short-term investments	21	986	56	2,324
Trade and other receivables	207	9,880	227	9,400
Derivative financial assets	1	56	22	897
Total current financial assets	330	15,716	398	16,474

Total Financial Assets	330	15,716	399	16,533

Noncurrent Financial Liabilities
Interest-bearing financial liabilities — net of current portion	925	44,064	1,126	46,612
Derivative financial liabilities	37	1,761	187	7,741
Total noncurrent financial liabilities	962	45,825	1,313	54,353

Current Financial Liabilities
Accounts payable	143	6,820	160	6,614
Accrued expenses and other current liabilities	93	4,447	95	3,958
Derivative financial liabilities	2	87	6	242
Current portion of interest-bearing financial liabilities	301	14,331	187	7,748

Total current financial liabilities	539	25,685	448	18,562

Total Financial Liabilities	1,501	71,510	1,761	72,915

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php47.647 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2008.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php41.411 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2007.
As at March 30, 2009, the peso-dollar exchange rate was Php48.419 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at December 31, 2008 would have increased by Php904 million.
As at December 31, 2008, approximately 78% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. dollars. Consolidated foreign currency-denominated debt increased to Php57,363 million as at December 31, 2008 from Php52,540 million as at December 31, 2007. PLDT’s outstanding long-term principal only currency swap contracts amounted to US$454 million as at December 31, 2008. Consequently, the unhedged portion of consolidated debt amounts was approximately 45% (or 38%, net of our consolidated U.S. dollar cash balances) as at December 31, 2008.
For the year ended December 31, 2008, approximately 34.5% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to the U.S. dollars. In this respect, the recent appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had depreciated by 15.1% against the U.S. dollar to Php47.647 to US$1.00 as at December 31, 2008 from Php41.411 to US$1.00 as at December 31, 2007. As at December 31, 2007, the peso had appreciated by 15.6% to Php41.411 to US$1.00 from Php49.045 to US$1.00 as at December 31, 2006. As a result of the consolidated foreign exchange movements as well as the amount of our consolidated outstanding foreign currency debts and hedges, we recognized consolidated foreign exchange losses of Php6,170 million in 2008 and consolidated foreign exchange gains of Php7,990 million in 2007.
Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of March 31, 2009. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 2% as compared to the exchange rate of Php47.647 to US$1.00 as at December 31, 2008. If the peso-dollar exchange rate had weakened/strengthened by 2% as at December 31, 2008, with all other variables held constant, profit after tax for the year ended December 31, 2008 would have been Php414 million higher/lower and our consolidated stockholders’ equity as at December 31, 2008 would have been Php422 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.
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
The following tables set out the carrying amounts, by maturity, of our financial instruments that are exposed to interest rate risk as at December 31, 2008 and 2007. Financial instruments that are not subject to interest rate risk were not included in the table.
As at December 31, 2008

								Discount/
	In U.S. Dollars							Debt
								Issuance	Carrying	Fair Value
					Over 5			Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	years	Total	In Php	In Php	In Php	Dollar	In Php
									(in millions)
Assets:
Cash in Bank
U.S. Dollar	26	—	—	—	—	26	1,258	—	1,258	26	1,258
Interest rate	0.10% to 4.50%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	56	—	—	—	—	56	2,682	—	2,682	56	2,682
Interest rate	0.25% to 3.50%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	330	—	—	—	—	330	15,714	—	15,714	330	15,714
Interest rate	0.30% to 7.50%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	290	—	—	—	—	290	13,806	—	13,806	290	13,806
Interest rate	2% to 7.50%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	21	—	—	—	—	21	985	—	985	21	985
Interest rate	3.29%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	119	—	—	—	—	119	5,685	—	5,685	119	5,685
Interest rate	6.69%	—	—	—	—	—	—	—	—	—	—
Investment in Debt Securities
Philippine Peso	35	—	4	9	—	48	2,291	—	2,291	48	2,285
Interest Rate	6.3194%	—	6.125%	6.875% to 7%	—	—	—	—	—	—	—

	877	—	4	9	—	890	42,421	—	42,421	890	42,415

Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	114	—	—	159	295	568	27,061	368	26,693	559	26,607
Interest rate	10.50%	—	—	11.375%	8.35%	—	—	—	—	—	—
US$ Fixed Loans	22	50	11	3	280	366	17,444	4,046	13,398	252	12,030
Interest rate	4.49% to 6%	3.79% to 4.70%	3.79% to 4.70%	3.79%	2.25%	—	—	—	—	—	—
Philippine Peso	—	3	1	182	33	219	10,420	79	10,341	209	9,955
Interest rate	—	6.50% to 8.4346%	6.50% to 8.4346%	5.625% to 8.4346%	6.125% to 6.50%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	13	215	59	77	—	364	17,339	67	17,272	363	17,272
Interest rate	US$LIBOR + 1.75%	US$LIBOR + 0.42%	US$LIBOR + 0.42%	US$LIBOR + 0.42%	—	—	—	—	—	—	—
	to 2.75%	to 2.50%	to 0.815%	to 0.75%
Philippine Peso	—	47	32	40	—	119	5,670	16	5,654	119	5,653
Interest rate	—	MART1 + 0.75% to	MART1 + 0.75%; PDST	PDST – F 1.0% -	—	—	—	—	—	—	—
		5.70%;	– F 1.0% - 1.50%	1.50%
		PDST – F 1.0% -
		1.50%

	149	315	103	461	608	1,636	77,934	4,576	73,358	1,502	71,517

As at December 31, 2007

								Discount/
	In U.S. Dollars							Debt
								Issuance	Carrying	Fair Value
					Over 5	In U.S.		Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
									(in millions)
Assets:
Cash in Bank
U.S. dollar	30	—	—	—	—	30	1,249	—	1,249	30	1,249
Interest rate	0.22% to 4.40%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	58	—	—	—	—	58	2,409	—	2,409	58	2,409
Interest rate	0.25% to 4.25%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	255	—	—	—	—	255	10,572	—	10,572	255	10,572
Interest rate	2% to 5.25%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	71	—	—	—	—	71	2,931	—	2,931	71	2,931
Interest rate	1.75% to 6.05%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	56	—	—	—	—	56	2,312	—	2,312	56	2,312
Interest rate	7.65%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	268	—	—	—	—	268	11,103	—	11,103	268	11,103
Interest rate	6.06%	—	—	—	—	—	—	—	—	—	—
Investment in Debt Securities
U.S. Dollar	—	—	—	7	—	7	273	—	273	7	283
Interest rate	—	—	—	6.875%	—	—	—	—	—	—	—
Philippine Peso	27	—	—	—	—	27	1,115	—	1,115	27	1,115
Interest rate	11.29%	—	—	—	—	—	—	—	—	—	—

	765	—	—	7	—	772	31,964	—	31,964	772	31,974

Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	—	136	—	250	300	686	28,403	387	28,016	770	31,901
Interest rate	—	10.500%	—	11.375%	8.350%	—	—	—	—	—	—
US$ Fixed Loans	55	46	23	9	280	413	17,123	4,016	13,107	342	14,078
	4.49% to
Interest rate	8.9%	4.49% to 6.0%	4.515% to 4.7%	4.700%	2.250%	—	—	—	—	—	—
Philippine Peso	—	—	—	93	38	131	5,420	33	5,387	125	5,168
Interest rate	7.090%	6.500%	6.500%	5.625% to 6.50%	6.125% to 6.50%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	98	92	58	28	—	276	11,445	28	11,417	276	11,445
Interest rate	0.05% to 2.75% over US$LIBOR	0.05% to 2.75% over	0.05% to 2.5% over	0.75% to 0.815%	—	—	—	—	—	—	—
		US$LIBOR	US$LIBOR	over US$LIBOR
Philippine Peso	14	14	13	13	—	54	2,228	8	2,220	54	2,227
Interest rate	MART1 + 0.75% to 5.70%	MART1 + 0.75% to	MART1 + 0.75% to	MART1 + 0.75%	—	—	—	—	—	—	—
		5.70%	5.70%

	167	288	94	393	618	1,560	64,619	4,472	60,147	1,567	64,819

Interest Rate Swap (fixed to floating)
U.S. Dollar (US$31 million)	—	—	—	—	—	3.5	144	—	144	3.5	144
Japanese Yen (JP¥3,759 million)	—	—	—	—	—	—	—	—	—	—	—
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	—	—	—	—	—	—
Variable Rate on JP¥ notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	—	—	—	—	—	—

	—	—	—	—	—	3.5	144	—	144	3.5	144

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.
Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.
Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2009. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points and 85 basis points higher/lower, respectively, as compared to levels as at December 31, 2008. If U.S. dollar interest rates had been 10 basis points higher/lower as compared to market levels as at December 31, 2008, with all other variables held constant, profit after tax for the year ended December 31, 2008 and our consolidated stockholders’ equity as at December 31, 2008 would have been Php53 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions. If Philippine peso interest rates had been 85 basis points higher/lower as compared to market levels as at December 31, 2008, with all other variables held constant, profit after tax for the year ended December 31, 2008 and our consolidated stockholders’ equity as at December 31, 2008 would have been Php534 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions.
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
We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of the consolidated balance sheet, including derivative financial instruments.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2008	2007	2008	2007
	(in million pesos)
Loans and receivables:
Advances and refundable deposits	840	734	840	734
Cash and cash equivalents	33,684	17,447	33,621	17,406
Short-term investments	5,964	11,366	5,963	11,366
Investment in debt securities	—	1,115	—	1,115
Foreign administrations	5,477	4,324	5,477	4,324
Retail subscribers	3,904	3,861	3,877	3,861
Dealers, agents and others	2,960	917	2,958	917
Corporate subscribers	2,865	2,040	2,709	2,040
Domestic carriers	703	1,503	703	1,503
Held-to-maturity investments:
Investment in debt securities	2,098	273	2,098	273
Designated at fair value through profit or loss:
Investment in debt securities	193	—	193	—
Available-for-sale financial assets	131	143	131	143
Held-for-trading:
Short-term investments	706	2,049	706	2,049
Foreign currency options	38	59	38	59
Forward foreign exchange contracts	16	193	16	193
Bifurcated embedded derivatives	2	34	2	34
Derivatives used for hedging:
Forward foreign exchange contracts	—	670	—	670

Total	59,581	46,728	59,332	46,687

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2)	Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.
The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2008
Loans and receivables:
Advances and refundable deposits	840	703	137	—	—
Cash and cash equivalents	33,684	32,979	705	—	—
Short-term investments	5,964	5,680	284	—	—
Corporate subscribers	9,188	858	272	1,663	6,395
Retail subscribers	8,993	1,457	550	1,897	5,089
Foreign administrations	5,916	2,602	956	1,919	439
Dealers, agents and others	3,271	2,114	444	402	311
Domestic carriers	877	84	3	616	174
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	—	—	—
Designated at fair value through profit or loss:
Investment in debt securities	193	193	—	—	—
Available-for-sale financial assets	131	103	28	—	—
Held-for-trading(3):
Short-term investments	706	706	—	—	—
Foreign currency options	38	38	—	—	—
Forward foreign currency options	16	16	—	—	—
Bifurcated embedded derivatives	2	2	—	—	—

Total	71,917	49,633	3,379	6,497	12,408

December 31, 2007
Loans and receivables:
Advances and refundable deposits	734	734	—	—	—
Cash and cash equivalents	17,447	15,150	2,297	—	—
Short-term investments	11,366	10,637	729	—	—
Investment in debt securities	1,115	1,115	—	—	—
Retail subscribers	8,179	1,389	637	1,823	4,330
Corporate subscribers	7,915	641	187	1,166	5,921
Foreign administrations	5,371	1,828	861	1,635	1,047
Dealers, agents and others	2,151	983	315	196	657
Domestic carriers	1,884	119	11	1,373	381
Held-to-maturity investments:
Investment in debt securities	273	273	—	—	—
Available-for-sale financial assets	143	113	30	—	—

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
Held-for-trading(3):
Short-term investments	2,049	2,049	—	—	—
Forward foreign exchange contracts	193	190	3	—	—
Foreign currency options	59	59	—	—	—
Bifurcated embedded derivatives	34	34	—	—	—
Derivatives used-for-hedging(3):
Forward foreign exchange contracts	670	670	—	—	—

Total	59,583	35,984	5,070	6,193	12,336

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review;

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A; and

(3)	Gross receivables from counterparties, before any offsetting arrangements.
The aging analysis of past due but not impaired class of financial assets is as follows:

		Neither past due	Past due but not impaired
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
DECEMBER 31, 2008
Loans and receivables:
Advances and refundable deposits	840	840	—	—	—	—
Cash and cash equivalents	33,684	33,684	—	—	—	—
Short-term investments	5,964	5,964	—	—	—	—
Corporate subscribers	9,188	1,130	1,024	313	326	6,395
Retail subscribers	8,993	2,007	1,338	266	293	5,089
Foreign administrations	5,916	3,558	1,043	550	326	439
Dealers, agents and others	3,271	2,558	48	9	345	311
Domestic carriers	877	87	80	87	449	174
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	—	—	—	—
Designated at fair value through profit or loss:
Investment in debt securities	193	193	—	—	—	—
Available-for-sale financial assets	131	131	—	—	—	—
Held-for-trading:
Short-term investments	706	706	—	—	—	—
Forward foreign currency options	38	38	—	—	—	—
Forward foreign exchange contracts	16	16	—	—	—	—
Bifurcated embedded derivatives	2	2	—	—	—	—

	71,917	53,012	3,533	1,225	1,739	12,408

DECEMBER 31, 2007
Loans and receivables:
Advances and refundable deposits	734	734	—	—	—	—
Cash and cash equivalents	17,447	17,447	—	—	—	—
Short-term investments	11,366	11,366	—	—	—	—
Investment in debt securities	1,115	1,115	—	—	—	—
Retail subscribers	8,179	2,026	1,513	231	79	4,330
Corporate subscribers	7,915	828	715	133	318	5,921
Foreign administrations	5,371	2,689	902	316	417	1,047
Dealers, agents and others	2,151	1,298	30	4	162	657
Domestic carriers	1,884	130	88	103	1,182	381
Held-to-maturity investments:
Investment in debt securities	273	273	—	—	—	—
Available-for-sale financial assets	143	143	—	—	—	—
Held-for-trading:
Short-term investments	2,049	2,049	—	—	—	—
Forward foreign exchange contracts	193	193	—	—	—	—
Foreign currency options	59	59	—	—	—	—
Bifurcated embedded derivatives	34	34	—	—	—	—
Derivatives used for hedging:
Forward foreign exchange contracts	670	670	—	—	—	—

	59,583	41,054	3,248	787	2,158	12,336

Impairment Assessments
The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowance.

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
Collectively assessed allowance
Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.
The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.
Capital Management
We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.
In recent years, our cashflow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since then, our strong cashflows have enabled us to make investments in new areas and pay higher dividends.
Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per common share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.
As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. As at December 31, 2008, we had acquired a total of 1,972,290 shares of common stock at a weighted average price of Php2,521 per share for a total consideration of Php4,973 million. See Note 7 – Earnings Per Common Share and Note 17 – Equity.
Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net debt to equity ratio. Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net debt to equity ratio below 100%.

	2008	2007
	(in million pesos)
Long-term debt, including current portion (Note 18)	73,358	60,147
Notes payable (Note 18)	553	493

Total debt	73,911	60,640
Cash and cash equivalents (Note 12)	(33,684)	(17,447)
Short-term investments	(6,670)	(13,415)

Net debt	33,557	29,778

Equity attributable to equity holders of PLDT under PFRS	105,531	111,113

Net debt to equity ratio	32%	27%

27.	Cash Flow Information

	2008	2007	2006
	(in million pesos)

Non-cash investing activity:
Fair value of future earn-out payments	137	1,048	—

Non-cash financing activities:
Conversion of preferred stock subject to mandatory redemption (Note 18)	1,077	313	11,020
Recognition of asset retirement obligations (Note 8)	70	48	45
28.	Reclassification of Accounts
In 2008, our presentation of certain accounts in our consolidated statements of income was changed. Interest income, financing costs, other income and expenses, gains and losses on foreign exchange and gains and losses on derivative financial instruments are now presented under the caption “Other income (expenses)” account in the consolidated statement of income. We believe that this change in presentation provides more reliable and relevant information and better understanding of our results of operation. These reclassifications had no effect on our consolidated reported income before income taxes and net income for the year. Amounts presented for the years ended December 31, 2007 and 2006 have been reclassified to conform to the current presentation.
Below are the pro-forma disclosures of the reclassification made for the years ended December 31, 2007 and 2006:

	2007			2006
	As Released	Reclass	As Adjusted	As Released	Reclass	As Adjusted
	(in million pesos)
Revenues	151,862	(13,158)	138,704	139,724	(12,216)	127,508
Expenses	93,781	(10,194)	83,587	101,475	(19,472)	82,003
Other income – net	—	2,964	2,964	—	(7,256)	(7,256)