Form 20-F
period 2009-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2010-05-14
CIK 78150

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
— For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
— For the transition period from _________ to _________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
— Date of event requiring this shell company report __________
Commission file number 1-03006
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
As at December 31, 2009:
186,797,304 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
441,631,062 shares of Serial Preferred Stock, Par Value Ten Philippine Pesos Per Share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT
Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 — Summary of Significant Accounting Policies to the accompanying consolidated financial statements in Item 18 for a list of these subsidiaries, including a description of their respective principal business activities).
Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.
In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States, all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan, and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php46.43 to US$1.00 on December 31, 2009. On May 12, 2010, the volume weighted average exchange rate quoted was Php45.09 to US$1.00.
In this report, each reference to:
•	3rd Brand means 3rd Brand Pte. Ltd., an 85%-owned subsidiary of SCH;
•	ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, a wholly-owned subsidiary of PLDT;
•	AIL means ACeS International Limited, a 36.99%-owned associate of ACeS Philippines;
•	Airborne Access means Airborne Access Corporation, a 99.4%-owned subsidiary of SBI;
•	ARPU means average revenue per user;
•	BTS means base transceiver station;
•	BayanTrade means BayanTrade, Inc. (formerly BayanTrade Dotcom, Inc.), a 93.5%-owned subsidiary of ePLDT;
•	BCC means Bonifacio Communications Corporation, a 75%-owned subsidiary of PLDT;
•	BSP means Bangko Sentral ng Pilipinas;
•	ClarkTel means PLDT Clark Telecom, Inc., a wholly-owned subsidiary of PLDT;
•	CMTS means cellular mobile telephone system;
•	CPCN means Certificate of Public Convenience and Necessity;
•	CURE means Connectivity Unlimited Resource Enterprise, a wholly-owned subsidiary of FHI;
•	CyMed means CyMed, Inc., a wholly-owned subsidiary of SPi;
•	DigiPar Thailand means Digital Paradise Thailand, an 87.5%-owned subsidiary of ePLDT;
•	Digital Paradise means Digital Paradise, Inc., a 75%-owned subsidiary of ePLDT;
•	Digitel means Digital Telecommunications Philippines, Inc.;
•	DSL means digital subscriber line;
•	ePLDT means ePLDT, Inc., a wholly-owned subsidiary of PLDT;

•	ePLDT Ventus means the umbrella brand name for ePLDT’s customer interaction solutions, including Ventus, Vocativ and Parlance;
•	First Pacific means First Pacific Company Limited;
•	First Pacific Group means First Pacific and its Philippine and other affiliates;
•	FHI means Francom Holdings, Inc., a wholly-owned subsidiary of Smart;
•	FPHC means First Philippine Holdings Corporation;
•	FPUC means First Philippine Utilities Corporation;
•	GAAP means generally accepted accounting principles;
•	Globe means Globe Telecom, Inc.;
•	GSM means global system for mobile communications;
•	I-Contacts means I-Contacts Corporation, a wholly-owned subsidiary of Smart;
•	IFRS means International Financial Reporting Standards as issued by the International Accounting Standards Board;
•	Infocom means Infocom Technologies, Inc., a 99.6%-owned subsidiary of ePLDT;
•	IP means internet protocol;
•	ISP means internet service providers;
•	Level Up! means Level Up! (Philippines), Inc., a 60%-owned subsidiary of ePLDT;
•	Mabuhay Satellite means Mabuhay Satellite Corporation, a 67%-owned subsidiary of PLDT;
•	Maratel means PLDT-Maratel, Inc., a 97.8%-owned subsidiary of PLDT;
•	Meralco means Manila Electric Company;
•	MPRI means Metro Pacific Resources, Inc.;
•	netGames means netGames, Inc., an 80%-owned subsidiary of ePLDT;
•	NTC means the National Telecommunications Commission of the Philippines;
•	NTT means Nippon Telegraph and Telephone Corporation;
•	NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;
•	NTT DoCoMo means NTT DoCoMo, Inc., a majority-owned and publicly traded subsidiary of NTT;
•	NTTC-UK means NTT Communications Capital (UK) Ltd., a wholly-owned subsidiary of NTT Communications;
•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;
•	Parlance means Parlance Systems, Inc., a wholly-owned subsidiary of ePLDT;
•	PFRS means Philippine Financial Reporting Standards;
•	PHC means PH Communications Holdings Corporation, a wholly-owned subsidiary of Smart;
•	Philcom means PLDT-Philcom, Inc. (formerly Philcom Corporation), a wholly-owned subsidiary of PLDT;
•	Philippine SEC means the Philippine Securities and Exchange Commission;
•	Piltel means Pilipino Telephone Corporation, a 99.5%-owned subsidiary of Smart;

•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;
•	PLDT Global means PLDT Global Corporation, a wholly-owned subsidiary of PLDT;
•	PSE means the Philippine Stock Exchange;
•	SBI means Smart Broadband, Inc., a wholly-owned subsidiary of Smart;
•	SCH means SmartConnect Holdings Pte. Ltd., a wholly-owned subsidiary of Smart;
•	SGP means SmartConnect Global Pte. Ltd., a wholly-owned subsidiary of SCH;
•	SHI means Smarthub, Inc., a wholly-owned subsidiary of Smart;
•	SIM means subscriber identification module;
•	Smart means Smart Communications, Inc., a wholly-owned subsidiary of PLDT;
•	SMHC means Smart Money Holdings Corporation, a wholly-owned subsidiary of Smart;
•	SMI means Smart Money, Inc., a wholly-owned subsidiary of SMHC;
•	SMS means short messaging service;
•	SNMI means Smart-NTT Multimedia, Inc., a wholly-owned subsidiary of PLDT;
•	SPi means SPi Technologies, Inc., a wholly-owned subsidiary of ePLDT;
•	SPi Group means SPi and its subsidiaries;
•	Springfield means Springfield Service Corp., a wholly-owned subsidiary of SPi;
•	SRC means Securities and Regulation Code;
•	SubicTel means PLDT Subic Telecom, Inc., a wholly-owned subsidiary of PLDT;
•	TSI means Telecoms Solutions, Inc., a wholly-owned subsidiary of SMHC;
•	U.S. SEC means the U.S. Securities and Exchange Commission;
•	VAS means value-added service;
•	VAT means value-added tax;
•	Ventus means ePLDT Ventus, Inc., a wholly-owned subsidiary of ePLDT;
•	Vocativ means Vocativ Systems, Inc., a wholly-owned subsidiary of ePLDT;
•	WAP means wireless application protocol;
•	WCI means Wireless Card, Inc., a wholly-owned subsidiary of Smart;
•	W-CDMA means wireless-code division multiple access; and
•	Wolfpac means Wolfpac Mobile, Inc., a wholly-owned subsidiary of Smart.
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

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3. “Key Information — Risk Factors.” When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report.
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
PRESENTATION OF FINANCIAL INFORMATION
Our consolidated financial statements as at December 31, 2009 and 2008 and for the three years ended December 31, 2009, 2008 and 2007, included in this annual report on Form 20-F have been prepared in conformity with IFRS. We adopted IFRS effective as at and for the fiscal year ended December 31, 2007 by applying IFRS 1: First-Time Adoption of International Financial Reporting Standards. Our consolidated financial statements as at and for the year ended December 31, 2006 were originally prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and were restated in accordance with IFRS for comparative purposes only.
In accordance with rule amendments adopted by the U.S. SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP.
The consolidated financial statements included in our Annual Report on Form 20-F filed with the U.S. SEC, in respect of the year ended December 31, 2005 were prepared in conformity with U.S. GAAP.
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
The selected consolidated financial information below as at December 31, 2009 and 2008 and for the three years ended December 31, 2009, 2008 and 2007, should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes, included elsewhere in Item 18 in this annual report. As disclosed above under “Presentation of Financial Information”, our consolidated financial statements as at and for the years ended December 31, 2009, 2008 and 2007 have been prepared and presented in conformity with IFRS and our consolidated financial statements for the year ended December 31, 2006, which were originally prepared in accordance with U.S. GAAP, have been restated in accordance with IFRS for comparative purposes only.
The selected consolidated financial information below as at and for the year ended December 31, 2005 is based on financial statements prepared and presented in conformity with U.S. GAAP and should be read in conjunction with, and is qualified in its entirety by reference to, such consolidated financial statements, including the notes, included in our previous Annual Report for the fiscal year ended December 31, 2006 filed with the U.S. SEC on June 27, 2007.

Therefore, data for 2005 is not comparable with data for 2009, 2008, 2007 and 2006 and are presented separately.
Amounts in conformity with IFRS:

	2009(1)			2009			2008			2007			2006
	(in millions, except earnings per common share amounts, weighted average number of common shares,
	ratio of earnings to fixed charges and dividends declared per common share amounts)
Statements of Operating Data:
Revenues	US$	3,188		Php	147,993		Php	145,837		Php	138,704		Php	127,508
Service revenues		3,137			145,647			142,873			135,478			124,988
Non-service revenues		51			2,346			2,964			3,226			2,520
Expenses		1,941			90,111			85,786			83,587			82,003
Net income(2)		864			40,095			34,976			39,274			32,581
Earnings per common share for the year attributable to equity holders of PLDT
Basic		4.53			210.38			179.96			205.84			173.10
Diluted		4.53			210.36			179.95			204.88			173.01
Balance Sheets Data:
Cash and cash equivalents		825			38,319			33,684			17,447			16,870
Total assets		6,034			280,148			252,558			240,158			241,904
Total long-term debt — net of current portion		1,854			86,066			58,899			53,372			63,769
Total debt(3)		2,127			98,729			73,911			60,640			80,154
Total liabilities(4)		3,899			181,023			145,589			127,813			139,052
Total equity(2)		2,135			99,125			106,969			112,345			102,853
Weighted average number of common shares for the year		186,916			186,916			188,163			188,656			184,456
Other Data:
Depreciation and amortization		552			25,607			24,709			28,613			31,869
Ratio of earnings to fixed charges(5)		7.7	x		7.7	x		8.0	x		8.3	x		4.6	x
Net cash provided by operating activities		1,602			74,386			78,302			77,418			69,211
Net cash used in investing activities		1,058			49,132			17,014			31,319			35,790
Net cash used in financing activities		437			20,293			45,464			44,819			45,900
Dividends declared to common shareholders		835			38,758			36,578			28,299			14,459
Dividends declared per common share		4.46			207.00			194.00			150.00			78.00

Amounts in conformity with U.S. GAAP:

(in millions, except operating income per share amounts, earnings per common share amounts,
ratio of earnings to fixed charges and dividends declared per common share amounts)	2005
Statements of Operating Data:
Revenues	Php	123,335
Service revenues		120,348
Non-service revenues		2,987
Expenses		74,821
Operating income per share
Basic		263.81
Diluted		255.15
Net income		40,603
Earnings per common share
Basic		217.84
Diluted		211.93
Balance Sheets Data:
Cash and cash equivalents		30,059
Total assets		269,709
Total long-term debt — net of current portion		93,516
Total debt(3)		112,313
Total liabilities(4)		176,980
Total stockholders’ equity		79,595
Other Data:
Depreciation and amortization		27,855
Ratio of earnings to fixed charges(5)		5.9	x
Net cash provided by operating activities		66,280
Net cash used in investing activities		13,080
Net cash used in financing activities		49,470
Dividends declared to common shareholders		9,624
Dividends declared per common share		56.00

(1)	The PLDT Group presentation currency is the Philippine peso. For convenience, the peso financial information as at and for the year ended December 31, 2009, has been translated into U.S. dollars at the exchange rate of Php46.43 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2009. This translation should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)	Net income and total equity under IFRS includes the proportional share of non-controlling interests in consolidated net income and consolidated net assets, respectively. Under U.S. GAAP, net income and total equity does not include the proportional share of minority interests in net income and total equity and such minority interests are instead presented separately in the consolidated financial statements.

(3)	Total debt represents current portion of long-term debt, long-term debt — net of current portion and notes payable.

(4)	Total liabilities on a consolidated basis in 2009, 2008, 2007 and 2006 under IFRS represent the sum of current and noncurrent liabilities. Total liabilities on a consolidated basis in 2005 under U.S. GAAP represent the difference between total assets and non-controlling interests in consolidated subsidiaries, preferred stock subject to mandatory redemption and equity attributable to equity holders of PLDT.

(5)	For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest; (2) preference security dividend requirements of consolidated subsidiaries; and (3) the non-controlling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

“Fixed charges” consist of interest expensed and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

Capital Stock
The following table summarizes PLDT’s capital stock issued as at December 31, 2009 and 2008:

	December 31,
	2009		2008
	(in millions)
Serial Preferred Stock
10% Cumulative Convertible Preferred Stock
A to EE	Php	4,056.31	Php	4,054.81
Convertible Preferred Stock Subject to Mandatory Redemption
Series V(1)		—		0.01
Series VI(1)		—		0.04
Cumulative Non-convertible Redeemable Preferred Stock
Series IV		360.00		360.00

	Php	4,416.31	Php	4,414.86

Common Stock	Php	947.40	Php	947.28

(1)	Preferred stock subject to mandatory redemption (see Note 20 — Interest-bearing Financial Liabilities — Preferred Stock Subject to Mandatory Redemption to the accompanying consolidated financial statements in Item 18 for further discussion).
Dividends Declared
The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2007, 2008 and 2009:

	Date			Amount
Earnings	Approved	Record	Payable	Per share		Total Declared
						(in millions)
2007	August 7, 2007	August 24, 2007	September 24, 2007	Php	60	Php	11,322
2007	March 4, 2008	March 19, 2008	April 21, 2008		68		12,853
2007	March 4, 2008	March 19, 2008	April 21, 2008		56		10,585

					184		34,760

2008	August 5, 2008	August 22, 2008	September 22, 2008		70		13,140
2008	March 3, 2009	March 18, 2009	April 21, 2009		70		13,124
2008	March 3, 2009	March 18, 2009	April 21, 2009		60		11,250

					200		37,514

2009	August 4, 2009	August 20, 2009	September 22, 2009		77		14,384
2009	March 2, 2010	March 17, 2010	April 20, 2010		76		14,197
2009	March 2, 2010	March 17, 2010	April 20, 2010		65		12,142

				Php	218	Php	40,723

Our current policy is to declare and pay dividends taking into consideration the interests of our shareholders as well as our working capital, capital expenditures and debt servicing requirements. Also taken into consideration are our ability to meet loan covenant requirements in the declaration and payment of dividends as discussed in Note 19 — Equity and Note 20 — Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18. The retention of earnings is necessary to meet the funding requirements of our business expansion and development programs. Unappropriated retained earnings of PLDT include undistributed earnings representing accumulated equity in the net earnings of our subsidiaries, which are not available for distribution as dividends until received in the form of dividends from such subsidiaries (see Note 19 — Equity to the accompanying consolidated financial statements in Item 18). Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines which acts as the dividend-disbursing agent, converts the peso dividends into U.S. dollars at the prevailing exchange rates, and remits the dollar proceeds abroad, net of applicable withholding tax.

Dividends Paid
A summary of dividends paid per share of PLDT’s common stock stated in both Philippine peso and U.S. dollars follows:

	In Philippine Peso	In U.S. Dollars

2006	78.00	1.54
2007	150.00	3.26
2008	194.00	4.47
Regular Dividend — April 21, 2008	68.00	1.62
Regular Dividend — September 22, 2008	70.00	1.51
Special Dividend — April 21, 2008	56.00	1.34
2009	207.00	4.30
Regular Dividend — April 21, 2009	70.00	1.45
Regular Dividend — September 22, 2009	77.00	1.62
Special Dividend — April 21, 2009	60.00	1.24
2010	141.00	3.06
Regular Dividend — April 20, 2010	76.00	1.71
Special Dividend — April 20, 2010	65.00	1.46
Dividends on PLDT’s common stock were declared and paid in Philippine pesos. For the convenience of the reader, the peso dividends are translated into U.S. dollars based on the Philippine Dealing System Reference Rate on the respective dates of dividend payments.
Exchange Rates
The Philippine government does not administratively fix the exchange rate between the Philippine peso and the U.S. dollar. Since August 1, 1992, a market average rate has been determined daily in inter-bank trading using the Philippine Dealing System, known as the Philippine Dealing System Reference Rate. The Philippine Dealing System is a specialized off-floor direct dealing service for the trading of Philippine pesos-U.S. dollars by member banks of the Bankers Association of the Philippines, or BAP, and BSP, the central bank of the Philippines. All members of the BAP are required to make their Philippine peso-U.S. dollar trades through this system, which was established by Telerate Financial Information Network of Hong Kong.
The following shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End		Average(1)		High(2)		Low(3)

2005	Php	53.06	Php	55.01	Php	53.06	Php	56.32
2006		49.05		51.17		49.05		53.59
2007		41.41		45.88		41.14		49.16
2008		47.65		44.71		40.36		49.98
2009		46.43		47.82		45.95		49.06
2010 (through May 12, 2010)		45.09		45.63		44.18		46.74

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

(2)	Highest exchange rate for the period.

(3)	Lowest exchange rate for the period.

	Month
	Period End		Average(1)		High(2)		Low(3)
2009
November	Php	47.13	Php	47.01	Php	46.52	Php	47.69
December		46.43		46.38		45.95		46.99
2010
January		46.65		46.04		45.54		46.74
February		46.16		46.29		45.97		46.61
March		45.29		45.71		45.22		46.10
April		44.51		44.59		44.18		45.04
May (through May 12, 2010)		45.09		45.11		44.54		45.72

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates during the month.

(2)	Highest exchange rate for the month.

(3)	Lowest exchange rate for the month.
This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the Philippine Dealing System Reference Rate as at December 31, 2009 of Php46.43 to US$1.00. You should not assume that such peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at May 12, 2010, the exchange rate quoted through the Philippine Dealing System was Php45.09 to US$1.00. The weighted average exchange rate of the Philippine peso to the U.S. dollar for a year used in the succeeding discussions in this report was calculated using the average of the daily exchange rates quoted through the Philippine Dealing System during the year.
Risk Factors
Risks Relating to Us
We face competition from well-established telecommunications operators and may face competition from new entrants that may adversely affect our business, results of operations, financial condition and prospects
In 1993, the Philippine government liberalized the Philippine telecommunications industry and opened the Philippine telecommunications market to new entrants. Including the PLDT Group, there are nine major local exchange carriers, or LECs, 11 international gateway facility providers and seven cellular service providers in the country. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly data and other network services segment. There can be no assurance that the number of providers of telecommunication services will not further increase or that competition for telecommunications customers will not lead our cellular and fixed line subscribers to switch to other operators or lead us to increase our marketing expenditures or reduce our rates resulting in a reduction in our profitability.
Competition in the cellular telecommunications industry in the Philippines is based primarily on factors such as network coverage, quality of service and price. Recently, competition has increased as operators sought to develop and maintain revenue market share and to attract new subscribers. Our principal cellular competitors, Globe Telecom, Inc., or Globe, and Digital Telecommunications Philippines, Inc., or Digitel, with its Sun Cellular brand, have introduced aggressive marketing campaigns and promotions, such as unlimited voice offers. In addition, the government may allocate additional frequencies and award additional cellular telecommunications licenses in the future which could lead to increased competition.
As a result of the competitive environment, Smart has not increased its cellular rates since November 1998. Moreover, the level of competition requires Smart to continuously innovate its products and to conduct promotions, which may affect its cellular revenues and revenue growth. For example, in order to test the market demand for fixed rate or “bucket” plans for voice and text services and in response to similar types of promotions launched by its competitors, Smart launched promotions pursuant to which Smart Buddy and Talk ‘N Text prepaid subscribers had the option to avail themselves of unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messages at a fixed rate.

There can be no assurance that incurring additional marketing expenses for these promotions and responding to rate pressures and the potential loss of customers or the increase in capital expenditures required for our continued capacity expansion necessary to accommodate expected continued increases in call and text volumes as a result of unlimited voice/text offers will not have a material adverse effect on our financial performance.
The cellular telecommunications industry may not continue to grow
The majority of our total revenues is currently derived from cellular services. As a result, we depend on the continued development and growth of the cellular telecommunications industry. The cellular penetration rate in the Philippines is estimated to have reached about 83%, counting multiple SIM card ownership. The growth of the cellular communications market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices, the price levels of cellular handsets, consumer preferences and amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for cellular services may harm our business.
Rapid changes in telecommunications technology may adversely affect the economics of our existing businesses and the value of our assets, increase our required capital expenditures and create new competition
The telecommunications sector has been characterized recently by rapid technological changes. There can be no assurance that these developments will not result in competition from providers of new services or the need to make substantial capital expenditures to upgrade our facilities. Furthermore, the NTC has issued to Smart and our competitors licenses covering 3G cellular services, and we have made significant investments in the roll out of these services. We are also continuing to upgrade our fixed line network to a next generation, all-IP network and rolling out a wireless broadband network in order to expand our capability to provide broadband services. These projects require and will continue to require over the next few years significant capital expenditures.
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
Our results of operations and our financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar
A substantial portion of our indebtedness, related interest expenses, our capital expenditures and a portion of our expenses are denominated in U.S. dollars and other foreign currencies, while a significant portion of our revenues is denominated in Philippine pesos. As at December 31, 2009, 46% of our total consolidated indebtedness was foreign currency-denominated of which approximately 28% was unhedged.
A depreciation of the Philippine peso against the U.S. dollar increases the amount of our U.S. dollar-denominated debt obligations and operating and interest expenses in peso terms. In the event that the Philippine peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations and other means to offset the resulting increase in our obligations in peso terms. Moreover, a depreciation of the Philippine peso against the U.S. dollar may result in our recognition of significant foreign exchange losses, which could materially adversely affect our results of operations. For example, while the Philippine peso appreciated against the U.S. dollar to Php46.43 as at December 31, 2009 from Php47.65 as at December 31, 2008, the Philippine peso depreciated against the U.S. dollar to Php47.65 as at December 31, 2008 from Php41.41 as at December 31, 2007, as a result of which, we recognized foreign exchange losses of Php6,170 million in 2008. A depreciation of the Philippine peso could also cause us not to be in compliance with the financial covenants imposed by our lenders under certain loan agreements and other indebtedness. Further, fluctuations in the Philippine peso value and of interest rates impact the mark-to-market gains/losses of certain of our financial debt instruments, which were designated as non-hedged items.

On the other hand, approximately 34% of PLDT Group’s consolidated service revenues are either denominated in U.S. dollars and/or are linked to the U.S. dollar. In this respect, an appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreases our revenues, and consequently, our cash flow from operations in Philippine peso terms.
The Philippine peso has been subject to significant fluctuations in recent years. From 2003 to 2004, the Philippine peso depreciated from a high of Php52.02 on May 8, 2003 to a low of Php56.44 on October 14, 2004. While the peso appreciated in 2005, 2006 and 2007, it depreciated in 2008 to a low of Php49.98 and closed at Php47.65 as at December 31, 2008. In 2009, the peso again appreciated to a high of Php45.95 and closed at Php46.43 as at December 31, 2009. There can be no assurance that the peso will not depreciate and be subjected to significant fluctuations going forward due to a range of factors, including:
•	political and economic developments affecting the Philippines, including the level of remittances from overseas Filipino workers;
•	global economic and financial trends;
•	the volatility of regional currencies, particularly the Japanese yen;
•	any interest rate increases by the Federal Reserve Bank of the United States; and
•	changes in the value of the U.S. dollar relative to the Philippine peso resulting from either higher demand for U.S. dollars by both banks and domestic businesses to service their maturing U.S. dollar obligations; and foreign exchange traders including banks covering their short U.S. dollar positions, among others.
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
We anticipate that revenues from international long distance services will continue to decline in the future primarily due to:
•	increased competition from other domestic and international telecommunications providers;
•	advances in technology;
•	alternative providers offering internet telephony, also known as Voice over Internet Protocol, or VoIP, and broadband capacity; and
•	unauthorized traffic termination and bypass routings by international simple resale operators.
The continued increase in cellular penetration in the Philippines and the prevalence of SMS has negatively impacted our national long distance business in recent years. Although revenues from data and other services have grown significantly in recent years compensating for declines in our traditional fixed line businesses, there can be no assurance that we will be able to generate new revenue streams that may fully offset the declines in our traditional fixed line long distance businesses or that these declines will not materially and adversely affect our financial performance.
Net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries have been our predominant source of foreign currency revenues. However, in U.S. dollar terms, these payments have been declining in recent years. A continued decline in our foreign currency revenues could increase our exposure to risks from possible future declines in the value of the Philippine peso against the U.S. dollar. There can be no assurance that we will be able to achieve adequate increases in our other revenues to make up for any adverse impact of a further decline in our net settlement payments.

We may not be successful in our acquisitions of and investments in other companies and businesses, and may therefore be unable to fully implement our business strategy
As part of our growth strategy, we may, from time to time, make acquisitions and investments in companies or businesses. The success of our acquisitions and investments depends on a number of factors, including:
•	our ability to identify suitable opportunities for investment or acquisition;
•	our ability to reach an acquisition or investment agreement on terms that are satisfactory to us or at all;
•	the extent to which we are able to exercise control over the acquired company;
•	the economic, business or other strategic objectives and goals of the acquired company compared to those of the PLDT Group, as well as the ability to execute the identified strategies in order to generate fair returns on the investment; and
•	our ability to successfully integrate the acquired company or business with our existing businesses.
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
Our debt instruments contain restrictive covenants which require us to maintain certain financial tests and our indebtedness could impair our ability to fulfill our financial obligations, service our other debt and carry out new financings
As at December 31, 2009, we had consolidated total indebtedness of Php98,729 million (US$2,127 million), and a consolidated ratio of debt to equity (total debt on a consolidated basis divided by total equity attributable to equity holders of PLDT) of 1.0x. Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios, and other financial tests, calculated on the basis of PFRS on a consolidated and non-consolidated basis and limit our ability to incur indebtedness. For a description of some of these covenants, see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Covenants.”
Our indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, they could require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements.
The principal factors that can negatively affect our ability to comply with the financial ratios and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. Since as at December 31, 2009, approximately 46% of our total consolidated debts was denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are expected to be negatively affected by any weakening of the peso.
We have maintained compliance with all of our financial ratios and covenants, as measured under PFRS, under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Inability to comply with the financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of maturities of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. An inability to effect these measures successfully could result in a declaration of default and an acceleration of maturities of some or all of our indebtedness.
Our subsidiaries could be limited in their ability to pay dividends to us due to internal cash requirements and their creditors having superior claims over their assets and cash flows, which could materially and adversely affect our financial condition
A growing portion of our total revenues and cash flow from operations is derived from our subsidiaries, particularly Smart. Smart and some of our other subsidiaries have significant internal cash requirements for debt service, capital expenditures and operating expenses and as a result, may be financially unable to pay any dividends to PLDT. Although Smart has been making dividend payments to PLDT since December 2002, there can be no assurance that PLDT will continue to receive dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or investee in the future.
Creditors of our subsidiaries will have priority claims over our subsidiaries’ assets and cash flows. We and our creditors will effectively be subordinated to the existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries, except that we may be recognized as a creditor with respect to loans we have made to subsidiaries. If we are recognized as a creditor of a subsidiary, our claim will still be subordinated to any indebtedness secured by assets of the subsidiary and any indebtedness of the subsidiary otherwise deemed senior to the indebtedness we hold.
We may have difficulty meeting debt payment obligations if we do not continue to receive cash dividends from our subsidiaries and our financial condition could be materially and adversely affected as a result.
Our businesses require substantial capital investment which we may not be able to finance
Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks and services, require substantial ongoing capital investment. Our consolidated capital expenditures in 2009 and 2008 totaled Php28,069 million and Php25,203 million, respectively. Our 2010 budget for consolidated capital expenditures is approximately Php28.6 billion, of which approximately Php10.8 billion is budgeted to be spent by PLDT and approximately Php16.4 billion is budgeted to be spent by Smart; the balance represents the budgeted capital spending of our other subsidiaries. PLDT’s capital spending is intended principally to finance the continued build-out and upgrade of its data and IP infrastructures and for its fixed line data services and the maintenance of its network. Smart’s capital spending is focused on expanding and upgrading its transmission network facilities to meet increased demand for cellular and broadband services resulting, among other things, from Smart’s promotions of unlimited calling plans that are also offered by our competitors.
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

Our businesses depend on the reliability of our network infrastructure which is subject to physical, technological and other risks
We depend, to a significant degree, on an uninterrupted operation of our network to provide our services. We also depend on robust information technology systems to enable us to conduct our operations. The development and operation of telecommunications networks are subject to physical, technological and other risks, which may cause interruptions in service or reduced capacity for customers. These risks include:
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
A significant number of PLDT’s shares are held by three shareholders which may not act in the interests of other shareholders or stakeholders in PLDT
The First Pacific Group has beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at April 12, 2010. This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership.
Pursuant to publicly available filings made with the PSE, as at April 12, 2010, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of PLDT’s outstanding common stock. First Pacific and certain of its affiliates, or the FP Parties, NTT Communications, NTT DoCoMo and PLDT entered into a Cooperation Agreement, dated January 31, 2006, pursuant to which, among other things, certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, or the Strategic Agreement, and the Shareholders Agreement dated March 24, 2000, or the Shareholders Agreement, were extended to NTT DoCoMo. See Item 7. “Major Shareholders and Related Party Transactions” for further details regarding the shareholdings of NTT Communications and NTT DoCoMo in PLDT. As a result of the Cooperation Agreement, NTT Communications and NTT DoCoMo, in coordination with each other, have contractual veto rights over a number of major decisions and transactions that PLDT could make or enter into, including:
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

Additionally, pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DoCoMo and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DoCoMo has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:
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
If a major shareholder sells its interest in PLDT, the transaction may result in an event of default under certain circumstances
If First Pacific Group or NTT Communications sell all or a portion of their equity interest in PLDT, under certain circumstances, such sale may give rise to an obligation for PLDT to make an offer to purchase its outstanding debt under its US$250 million 11.375% notes due 2012. As at December 31, 2009, Php6,768 million in principal amount of PLDT’s indebtedness is directly subject to a redemption upon any change in the major shareholding of PLDT or to an offer to purchase requirement. In such event, if PLDT fails to complete an offer to purchase the affected debts, all of its debt could become immediately due and payable as a result of various cross-default and acceleration provisions.
The franchise of Smart may be revoked due to its failure to conduct a public offering of its shares
In order to diversify the ownership base of public utilities, the Philippine Public Telecommunications Policy Act, Republic Act, or R.A., 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares within a period of five years from: (a) the date the law became effective; or (b) the entity’s first start of commercial operations, whichever date is later. As the timeframe has lapsed without Smart having conducted a public offering of its shares, the Philippine Congress may revoke the franchise of Smart for its failure to comply with the requirement under R.A. 7925 on the public offering of its shares. A quo warranto case may also be filed against Smart by the Office of the Solicitor General of the Philippines for the revocation of the franchise of Smart on the ground of violation of R.A. 7925.
Smart maintains the position that it has not violated the provision in its franchise to make a public offering of its shares within a certain period, since it believes such provision is merely directory. Further, Smart believes that the policy underlying the requirement for telecommunications entities to conduct a public offering should be deemed to have been achieved when PLDT acquired a 100% equity interest in Smart in 2000, since PLDT was then and continues to be a publicly listed company. In September 2004, Senate Bill No. 1675 was filed seeking to declare that a telecommunications entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-thirds of its outstanding voting stock are owned and controlled directly or indirectly, by a listed company. However, there can be no assurance that such bill will be enacted or that Philippine Congress will not revoke the franchise of Smart or the Office of Solicitor General of the Philippines will not initiate a quo warranto proceeding against Smart for the revocation of its franchise for failure to comply with the provision under R.A. 7925 on the public offering of shares.

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
There are also various bills pending in the Philippine Congress which propose to impose a franchise tax on telecommunication companies and to tax telecommunications services, among them, the imposition of a tax on mobile phone companies on all text entries to text games; the imposition of a Php0.50 specific tax on each SMS to be borne by the cellular phone companies; imposition of a 10% ad valorem tax on all cellular phone calls using 3G; the prohibition on telecommunications companies from imposing fees and/or charges on text messages between subscribers of the same telecommunications company and providing for free text messages until the prepaid amount has been fully used up; and the imposition of an additional Php0.05 tax on text messaging charges. In addition, there is a pending bill which seeks to impose on telecommunications companies a 20% tax on gross receipts from text messaging services for a period of five years, where the proceeds of such tax will be used to fund educational projects. See Item 4. “Information on the Company—Licenses and Regulations—Material Effects of Regulation on our Business”. If any of these bills are enacted into law, such legislation would have a material and adverse impact on our results of operations and financial condition. There can be no assurance that we would be able to impose additional charges or fees to compensate for the imposition of such taxes or charges, or for the loss of fees and/or charges.
The NTC may implement proposed changes in existing regulations and introduce new regulations which may result in increased competition and/or changes in rates, each of which may have negative implications for our revenues and profitability
The NTC may regulate the rates and manner in which we charge the customers of our business.
For example, on July 3, 2009, NTC issued Memorandum Circular No. 03-07-2009 promulgating an extension of expiration of prepaid loads from two months to various expiration periods ranging from from three days to 120 days. Smart has been implementing the new validity period of prepaid loads since July 19, 2009.
Moreover, on July 7, 2009, the NTC issued another Memorandum Circular No. 04-07-2009 further amending the Memorandum Circular No. 03-03-2005A (Rules and Regulation on Broadcast Messaging) prohibiting content and/or information providers from initiating push messages. The Memorandum Circular No. 04-07-2009 further provides that subscribers must be the party to take the initiative with the public telecommunications entities and/or content providers to initiate any service and requires that a notification be sent to subscribers to give subscribers an option whether to continue with the availed service.

In addition, on July 23, 2009 the NTC issued Memorandum Circular No. 05-07-2009 mandating cellular operators, including Smart, to bill subscribers on a maximum six-second pulse basis instead of the previous per minute basis. The NTC granted Smart the provisional authority to charge new rates for the CMTS service and also directed Smart to implement a six seconds per pulse billing scheme on December 5, 2009. Smart subsequently implemented the six seconds per pulse directive by billing on a six second per pulse basis, if subscribers entered additional dialing numbers as a prefix before the actual number. The NTC opposed Smart’s implementation of the six seconds per pulse directive. As at the date of this annual report, the matter is pending before the Court of Appeals and is the subject of a temporary restraining order preventing the NTC from implementing its six second per pulse billing directive.
Furthermore, from time to time, the NTC issues consultative documents on the development of a competition policy framework for the information communications sector and related matters.
For example, on August 24, 2006, the NTC issued a consultative document specifically focusing on its proposal to impose asymmetric regulations on carriers with significant market power, or SMP, including a discussion on its proposed roadmap for implementing such SMP obligations. On October 23, 2006, we submitted our response to such consultative paper to the NTC.
In formulating our responses, we took into account both industry interests and the broader context of our nation’s economic development, drawing on the experience in other countries. We believe that the basis for the need for regulatory reform is unclear and the envisioned SMP regime is inappropriate for the Philippines, as the market is highly competitive and well-functioning. In addition, the imposition of asymmetric regulations on SMP would discourage capital investments in a sector on which the Philippine economy is highly dependent. We have therefore proposed that the NTC explore its full range of options available on a cost-benefit basis, taking into consideration the specific local context of the Philippine marketplace.
Furthermore, in 2008, in connection with the NTC’s efforts to enhance competition within the telecommunications industry in the Philippines, the NTC issued Memorandum Circulars on the following:
(a)	guidelines on the mandatory interconnection of backhaul networks to the cable landing station, which were issued on October 7, 2008 and became effective on October 23, 2008; and
(b)	guidelines on the interconnection of LECs in local calling areas that eliminate interconnection access charges between LECs within a local calling area, which were issued on May 30, 2008 and became effective on June 17, 2008.
In addition, on April 14, 2009, the NTC released implementing guidelines on developing reference access offers, which are statements of the prices, terms and conditions under which a telecommunications carrier proposes to provide access to its network or facilities to another such carrier or value-added service provider.
There can be no assurance that the NTC will not impose changes to the current regulatory framework which may lead to increased competition or affect the rates we may charge for our services. Any such changes may have an adverse effect on our business, results of operations and prospects.
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
We are required to comply with various Philippine and U.S. laws and regulations on internal controls. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, we have been required to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by our management of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must express an opinion on our internal control over financial reporting based on their audits.
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
For example, the Philippines have experienced a number of street protests and violent civil unrest, including coup d’etat attempts against the administration of President Arroyo.
Furthermore, the Philippine economy has experienced periods of slow growth and significant depreciation of the peso. The Philippine government is also facing a fiscal deficit that the government is aiming to eliminate in the near future by implementing a number of economic reforms.
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
The occurrence of natural catastrophes may materially disrupt our operations
The Philippines has experienced a number of major natural catastrophes over the years, including typhoons, floods, volcanic eruptions and earthquakes that may materially disrupt and adversely affect our business operations. The frequency and severity of the occurrence of natural catastrophes and challenges may be further exacerbated through effects of the ongoing global climate change. There can be no assurance that we are fully capable to deal with these situations and that the insurance coverage we maintain will fully compensate us for all the damages and economic losses resulting from these catastrophes.
Item 4. Information on the Company
Overview
We are the leading telecommunications service provider in the Philippines. Through our principal business segments — wireless, fixed line, and information and communications technology — we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.
PLDT is the leading fixed line service provider in the Philippines with over 60% of the total reported fixed line subscribers nationwide as at December 31, 2009. Smart is the leading cellular service provider in the country, with approximately 55% of total reported cellular subscribers nationwide as at December 31, 2009, including Piltel’s cellular subscribers transferred to Smart on August 17, 2009. We have interests in the information and communications technology sectors, including the operation of our VitroTM data center, customer interaction solutions and knowledge processing solutions business and internet and online gaming services.
Our common shares are listed and traded on the PSE and our American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs, are listed and traded on the New York Stock Exchange, or NYSE, in the United States.
We had a market capitalization of approximately Php452,049 million (US$9,981 million) as at March 31, 2010, representing one of the largest market capitalizations among Philippine-listed companies. For the year ended December 31, 2009, we had total revenues of Php147,993 million (US$3,188 million).
We operate under the jurisdiction of the NTC, which jurisdiction extends, among other things, to approving major services that we offer and rates that we charge.
Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 816-8534. Our website address is www.pldt.com.ph. The contents of our website are not a part of this annual report.

Historical Background and Development
PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Group acquired a significant interest in PLDT. On March 24, 2000, NTT Communications, through its wholly-owned subsidiary NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart. On March 14, 2006, NTT DoCoMo acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at April 12, 2010. NTT Communications and NTT DoCoMo are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represents an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised the First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s shares of common stock as at that date. First Pacific Group had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at April 12, 2010. See Item 7. “Major Shareholders and Related Party Transactions” for further discussion.
PLDT’s original franchise was granted in 1928 and was last amended in 1991, extending its effectiveness until 2028 and broadening PLDT’s franchise permitting PLDT to provide virtually every type of telecommunications service. PLDT’s franchise covers the business of providing basic and enhanced telecommunications services in and between the provinces, cities and municipalities in the Philippines and between the Philippines and other countries and territories including mobile, cellular, wired or wireless telecommunications system, fiber optics, multi-channel transmission distribution systems and their VAS such as but not limited to transmission of voice, data, facsimile, control signals, audio and video, information services bureau and all other telecommunications systems technologies, as are at present available or can be made available through technical advances or innovations in the future. Our subsidiaries, including Smart, also maintain their own franchises with a different range of services and periods of legal effectiveness for their licenses. See Item 8. “Financial Information — Legal Proceedings — Quo Warranto Action” for information regarding legal proceedings initiated by the Solicitor General with respect to PLDT’s franchise.
Recent Developments
Transfer of Piltel’s Equity Interest in Meralco
On March 1, 2010, Piltel, Metro Pacific Investments Corporation, or MPIC, and Beacon Electric Asset Holdings, Inc., or Beacon, entered into an Omnibus Agreement, or OA. Beacon, formerly known as Rightlight Holdings, Inc., is a newly organized special purpose company with the sole purpose of holding the respective shareholdings in Meralco of Piltel and MPIC. Piltel and MPIC are Philippine affiliates of First Pacific and both hold equity shares in Meralco, see Note 10 — Investments in Associates and Joint Ventures to the accompanying consolidated financial statements for further discussion. Under the OA, Piltel and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.
Investment in Beacon
Prior to the transactions contemplated under the OA, MPIC beneficially owned the entire outstanding capital stock of Beacon consisting of 25,000 common shares of Beacon, with a total par value of Php25,000.

On April 29, 2010, the Philippine SEC approved Beacon’s application to increase its authorized capital stock to Php5 billion consisting of 3 billion common shares with par value of Php1 per share and 2 billion preferred shares with par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon, have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preference shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.
Under the OA, each of Piltel and MPIC has agreed to subscribe to 1,156.5 million common shares of Beacon, for a subscription price of Php20 per share or a total of Php23,130 million. Piltel and MPIC have also agreed that their resulting equity after such subscriptions and Piltel’s purchase from MPIC of 12,500 Beacon common shares will be 50% each of the outstanding common shares of Beacon.
MPIC has additionally agreed to subscribe to 801 million shares of Beacon’s preferred stock for a subscription price of Php10 per share or a total of Php8,010 million.
The completion of the subscription of MPIC to 1,156.5 million common shares and 801 million preferred shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (c) full payment of the subscription price, which was made on March 30, 2010. Consequently, on March 30, 2010, MPIC completed its subscription of 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or Php24,540 million in the aggregate; and (2) Php6,600 million in cash, as further described below in “Transfer of Meralco Shares to Beacon”.
The completion of the subscription of Piltel to 1,156.5 million common shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) Piltel Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; (c) the approval of the shareholders of Piltel, which was obtained on May 7, 2010; and (d) the full payment of the subscription price, which was made on May 12, 2010.
Although Piltel has secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of Piltel’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, Piltel recognized as an asset the deposit for future stock subscription of Php23,130 million for its subscription to 1,156.5 million common shares of Beacon.
The subscription price of Piltel’s and MPIC’s subscription to Beacon shares was offset in full (in the case of Piltel) and in part (in the case of MPIC) against the consideration for the transfer of Meralco shares held by Piltel and MPIC as described below in “Transfer of Meralco Shares to Beacon” section below. In addition, MPIC settled its remaining balance in cash.
Transfer of Meralco Shares to Beacon
Concurrently with the subscription to the Beacon shares described above, Beacon agreed to purchase 154.2 million and 163.6 million Meralco shares, or the Transferred Shares, from Piltel and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the Piltel Meralco shares and Php24,540 million for the MPIC Meralco shares.
The completion of the sale of the MPIC Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) release of the pledge over the MPIC Meralco shares, which was completed on March 30, 2010. Consequently, on March 30, 2010, MPIC transferred 163.6 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php24,540 million.

The completion of the sale of the Piltel Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) Piltel Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) the approval of the shareholders of Piltel, which was obtained on May 7, 2010. Consequently, on May 12, 2010, Piltel transferred 154.2 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php23,130 million. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.
Although Piltel has secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of Piltel’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PLDT recognized a Php15,084 million investment in Beacon representing the proportionate carrying cost of the 154.2 million Meralco shares transferred to Beacon under the OA.
Subject to rights over certain property dividends that may be declared or distributed in respect of the approximately 317.8 million Transferred Shares, which will be assigned to FPHC if the Call Option (as discussed below), is exercised, the rights, title and interest that will be transferred to Beacon by MPIC and Piltel in respect of the approximately 317.8 million Transferred Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Transferred Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of all of the foregoing.
Piltel may, at some future time and under such terms and conditions as may be agreed by Piltel and Beacon, transfer to Beacon its remaining 68.8 million Meralco common shares.
Call Option
Under the OA, MPIC has assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco currently held by FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC have executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.
The Call Option is exercisable at the option of Beacon during the period from March 15, 2010 until midnight of May 15, 2010. The exercise price for the Option Shares is Php300 per share or an aggregate exercise price of Php22,410 million. Beacon exercised the Call Option on March 30, 2010 and FPHC transferred the 74.7 million shares of Meralco common stock to Beacon in consideration of the payment by Beacon of Php22,410 million in cash on March 30, 2010.
Subject to rights over certain property dividends that may be declared or payable in respect of the 74.7 million shares of Meralco common stock, which are retained by FPHC following the Call Option exercise, the rights, title and interest transferred to Beacon by FPHC in respect of the Option Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Option Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights hereafter accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of any sale or disposition of any of the foregoing.
Property Dividends
With respect to the approximately 317.8 million Transferred Shares, the remaining 68.8 million Meralco common shares held by Piltel and the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, certain property dividends that may be declared on such shares.

Governance Arrangements
Beacon, Piltel and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure will result in a jointly-controlled entity.
On March 30, 2010, Beacon also entered into an Php18 billion ten-year corporate notes facility with First Metro Investment Corporation and PNB Capital and Investment Corporation as joint lead arrangers and various local financial institutions as noteholders. The proceeds of the notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option. As at March 31, 2010, the amount drawn under this facility amounted to Php16,200 million (Php16,014 million, net of debt issuance cost of Php186 million); the remaining undrawn balance amounted to Php1,800 million.
As at March 31, 2010, Beacon held 392.5 million Meralco common shares representing approximately 34.8% equity interest in Meralco. The market value of Beacon’s investment in Meralco as at March 31, 2010, based on a quoted price of Php176 per share amounted to Php69,081 million.
Corporate Merger of Vocativ, Parlance and Ventus
On June 26, 2009, ePLDT’s Board of Directors approved the plan for merger of its wholly-owned subsidiaries, Vocativ and Parlance, as the absorbed companies, and Ventus, as the surviving entity. The Articles and Plan of Merger was approved by the Philippine SEC on April 8, 2010.
Organization
PLDT Group includes the following significant subsidiaries as at March 31, 2010:

			2009		2008
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution	—	100.0	—	100.0
Primeworld Digital System, Inc., or PDSI	Philippines	Cellular and internet broadband distribution services	—	100.0	—	—
I-Contacts Corporation, or I-Contacts	Philippines	Customer interaction solutions	—	100.0	—	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	—	100.0	—	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0	—	100.0
Smarthub, Inc., or SHI	Philippines	Development and sale of software, maintenance and support services	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0	—	100.0
Telecoms Solutions, Inc., or TSI	Mauritius	Mobile commerce platforms	—	100.0	—	100.0
Far East Capital Limited and Subsidiary	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, Inc., or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Mobile applications development and services	—	100.0	—	—
Pilipino Telephone Corporation, or Piltel,* and Subsidiaries, or Piltel Group	Philippines	Investment company	—	99.5	—	92.5
SmartConnect Holdings Pte. Ltd., or SCH:	Singapore	Investment company	—	100.0	—	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
Blue Ocean Wireless, or BOW	Isle of Man	Delivery of GSM communication capability for the maritime sector	—	51.0	—	28.3
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	—	67.0	—

			2009		2008
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc. (formerly known as Philcom Corporation), or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	—	—
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	—	97.5	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	—	75.0	—

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer interaction solutions and IT-related services	100.0	—	100.0	—
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	—	100.0	—	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Customer interaction solutions	—	100.0	—	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Customer interaction solutions	—	100.0	—	100.0
Parlance Systems, Inc., or Parlance	Philippines	Customer interaction solutions	—	100.0	—	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet access services	—	99.6	—	99.6
BayanTrade, Inc. (formerly BayanTrade Dotcom, Inc.), or BayanTrade, and Subsidiaries, or BayanTrade Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	93.5	—	10.8
Digital Paradise Thailand, or DigiPar Thailand	Thailand	Internet access services	—	87.5	—	87.5
netGames, Inc., or netGames	Philippines	Publisher of online games	—	80.0	—	80.0
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	—	75.0	—	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	—	60.0	—	60.0

*	On August 17, 2009, Smart acquired the cellular mobile telephone business of Piltel.
On April 12, 2007, SPi acquired a 100% equity interest in Springfield, a company engaged in the medical billing and revenue cycle management market in the United States. The financial results of Springfield have been included in our consolidated financial statements since April 2007.
On April 25, 2008, Smart acquired the entire issued and outstanding capital stock of PHC and FHI, which collectively own 100% equity interest of CURE for a total consideration of Php420 million. PHC and FHI own 97% and 3%, respectively, of CURE.
On January 3, 2009, PLDT, Premier Global Resources and Philippine Global Communications, Inc., or PGCI, executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding common shares of Philcom’s common stock for a cash consideration of Php75 million.
ePLDT’s equity interest in BayanTrade increased from 10.8% as at December 31, 2008 to 93.5% as at December 31, 2009 as a result of 34.3% equity interest acquired by ePLDT under the rights offering that was completed on January 20, 2009 for a cash consideration of Php28 million and acquisition of an additional 48.4% equity interest on April 15, 2009 for cash consideration of Php39 million.

On March 12, 2009, FPHC, FPUC, and Lopez, Inc., (collectively, the Lopez Group) and PLDT entered into an investment and cooperation agreement pursuant to which: (a) PLDT agreed to acquire, through Piltel as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20.07 billion, or Php90 per share; and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its designee to nominate certain senior management officers and members of the board of directors and board committees of Meralco. The transaction was approved at the Annual Stockholder’s Meeting of Piltel on June 30, 2009 and completed on July 14, 2009. Please see Note 10 — Investments in Associates and Joint Ventures of the accompanying consolidated financial statements in Item 18 for further information on the acquisition of Meralco shares.
Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire approximately 840 million shares from Piltel’s non-controlling shareholders at Php8.50 per share payable entirely in cash on August 12, 2009. These shares represented approximately 7.2% of the outstanding common stock of Piltel at that time. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93% of Piltel’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of Piltel. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of non-controlling interests acquired of Php5,479 million presented as part of capital in excess of par value account under “Equity” in our consolidated statements of financial position.
On June 30, 2009, Piltel’s stockholders approved the sale and transfer of Piltel’s cellular mobile telephone business/assets to Smart through a series of transactions, which included: (a) the assignment of Piltel’s Talk ‘N Text trademark to Smart for a consideration of Php8,004 million; (b) the transfer of Piltel’s existing Talk ‘N Text subscriber base to Smart in consideration of the rate of Php73 per subscriber, which is equivalent to Smart’s average acquisition cost per subscriber in 2008 for its Smart Buddy subscribers representing Php1,213 million in the aggregate; and (c) the sale of Piltel’s GSM fixed assets to Smart at net book value. As a result, the cellular mobile telephone business has been consolidated under Smart in order to maximize revenue streams and eliminate any potential regulatory issues relating to the traffic between Piltel and Smart. The NTC approved the request for the sale and transfer of Piltel’s subscribers to Smart submitted on July 8, 2009 and the transfer of Piltel’s cellular mobile telephone business and assets to Smart was completed on August 17, 2009.
In July 2009, Smart (through its subsidiary, SCH) increased its shareholdings in BOW to approximately 1.2 million shares representing 51.0% of the total issued and outstanding shares of BOW from 381 thousand shares or 28.3%. The cost of the additional investment in BOW amounted to US$6 million, or Php301 million, for 782 thousand shares, or US$8 per share, of which US$4 million, or Php182 million, was paid in cash and US$2 million, or Php119 million, was offset against net payables by BOW to Smart.
On August 3, 2009, Piltel’s Board of Directors approved a share buyback program of up to 61.5 million shares at a maximum price per share of Php8.50 to accommodate non-controlling shareholders who may not have had the opportunity to participate in the previous buyback programs and the tender offer conducted by Smart in July 2009 as described under “Sale/Transfer of Piltel’s Cellular Mobile Phone Business/Assets to Smart and Smart’s Tender Offer to Piltel’s Non-Controlling Interest” in Note 2 — Summary of Significant Accounting Policies of the accompanying consolidated financial statements in Item 18. As with the previous buyback programs, this buyback program will be conducted in the open market through the trading facilities of the PSE and is expected to continue until the number of shares authorized for buyback under the program has been fully repurchased, or until such time as Piltel’s Board of Directors determines otherwise. Under this program, Piltel had already purchased 2.8 million shares at a cost of Php23 million as at December 31, 2009. As at December 31, 2009, cumulative shares repurchased under the share buyback program totaled 85.8 million at an aggregate cost of Php614 million. Shares repurchased under the share buyback program for the years ended December 31, 2009 and 2008 totaling to 41.2 million and 44.6 million treasury shares, respectively, with aggregate costs of Php305 million and Php308 million, respectively, reduced the amount of non-controlling interests for the same amount.
On August 31, 2009, SPi (through SPi-America, a wholly-owned U.S. subsidiary of SPi) signed a Stock Purchase Agreement with Laguna Medical, a California Corporation, and its various sellers, to purchase 80% of the issued and outstanding common shares of Laguna Medical for a cash consideration of US$6.6 million, or Php313 million. Simultaneous with the agreement to acquire the 80% equity interest of Laguna Medical, SPi signed a Put-Call Agreement with Laguna Medical LLC, a Delaware Corporation and parent company of Laguna Medical, in respect of the remaining 20% of the outstanding common stock of Laguna Medical held by Laguna Medical LLC. Under said Put-Call Agreement, commencing on July 1, 2011, Laguna Medical LLC granted SPi the exclusive right to purchase the remaining Laguna Medical shares (call right) while SPi granted Laguna Medical LLC the exclusive right to sell the remaining Laguna Medical shares (put right) to SPi. Based on our evaluation of the mandatory Put-Call option, SPi has present access to the economic benefits associated with the ownership interest in Laguna Medical, hence, control over the 20% interest has already been in the possession of SPi since August 31, 2009. As a result, the effective ownership interest of Laguna Medical acquired by SPi on August 31, 2009 was 100%. The acquisition cost for the remaining 20% of the outstanding common stock of Laguna Medical is equivalent to the base price of US$2 million plus the change in Laguna Medical EBITDA from the date of acquisition to April 30, 2011 multiplied by applicable performance factors specified in the agreement.

In May and October 2009, Smart acquired an aggregate of 84 million shares, representing the total issued and outstanding capital stock of PDSI, for a total consideration of Php1,569 million. PDSI provides a suite of high-value IP-based products servicing corporate clients, such as wired and wireless leased line access with security and high availability option, managed services, VoIP and other VAS such as server co-location and data center services. The acquisition took place on two dates: (a) the first closing took place on May 14, 2009 and involved the acquisition of 34 million shares representing 40% of the issued and outstanding shares of PDSI for a consideration of Php632 million; and (b) the second closing took place on October 2, 2009 and involved the acquisition of the remaining 50 million shares representing 60% of the issued and outstanding shares of PDSI for a consideration of Php937 million.
On December 18, 2009, Smart acquired 120 thousand common shares, representing 100% of the outstanding share capital of Chikka, a mobile applications development and services company, for a total consideration of US$13.5 million, or Php629 million, of which US$12.1 million, or Php564 million, was paid in cash on December 18, 2009 and the balance of US$1.4 million, or Php65 million, will be settled on a date mutually acceptable to both Smart and Chikka, and on which all post-closing deliverables are ready to be delivered by Chikka to Smart.
See Note 2 — Summary of Significant Accounting Policies, Note 13 — Business Combinations and Acquisition of Non-Controlling Interests and Note 14 — Goodwill and Intangible Assets to the accompanying consolidated financial statements in Item 18 for further discussion regarding these and other acquisitions.
Wireless
We provide cellular, and wireless broadband, satellite and other services through our wireless business, which contributed about 92% and 8% of our wireless service revenues, respectively, in 2009. The rapid growth in the cellular market has resulted in a change in our revenue composition and sources of our revenue growth. Starting with 2003, cellular service has become our major revenue source surpassing fixed line revenues. Cellular data services, which include all text messaging and text-related services ranging from ordinary text to VAS, contributed significantly to our revenue increase. Our total wireless service revenues accounted for 61%, 61% and 60% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively. For the years ended December 31, 2009, 2008 and 2007, cellular service revenues accounted for 91%, 92% and 92%, respectively, of our total wireless revenues.
Our cellular service, which accounted for about 92% of our wireless service revenues for the year ended December 31, 2009, is provided through Smart (including Piltel’s cellular business which was transferred to Smart on August 17, 2009) and CURE. As measured by subscriber base, Smart is the leading cellular service provider in the Philippines, with 41,328,641 subscribers as at December 31, 2009, including 79,571 subscribers of CURE and 17,050,713 Talk ‘N Text subscribers transferred from Piltel to Smart and represents a market share of approximately 55%. In 2009, the combined number of Smart’s and CURE’s subscribers increased by 6,104,037, or 17%, to 41,328,641 mainly due to the increase in multiple SIM card ownership especially in the lower income segment of the Philippine wireless market, which, together with unlimited voice offers, resulted in a decrease in our average revenue per user, or ARPU, and partly due to the continuous introduction of innovative services. Cellular penetration in the Philippines reached approximately 83% as at December 31, 2009, which was more than 25 times the country’s fixed line penetration, although the existence of subscribers owning multiple SIM cards overstates this penetration rate to a certain extent.
Smart’s and CURE’s cellular subscriber gains were predominantly attributable to their respective prepaid services. Almost 99% of Smart’s and all of CURE’s cellular subscribers as at December 31, 2009 were prepaid service subscribers. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market. The growth in our prepaid service has enabled us to increase and broaden our subscriber base rapidly while controlling credit risk and reducing billing and administrative costs on a per-subscriber basis.

Our cellular subscriber growth has also been driven by text messaging. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. Although text messaging contributed significantly to Smart’s and CURE’s cellular data service volume growth in 2009, cellular data service revenues decreased by Php732 million, or 2%, to Php47,072 million in 2009 from Php47,804 million in 2008.
Smart’s cellular network is the most extensive in the Philippines, covering substantially all of Metro Manila and most of the other major population centers in the Philippines. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz base transceiver stations, or BTS, in dense urban areas while its 900 MHz BTS can be much more economically deployed in potentially high growth, but less densely populated provincial areas. We have rolled out a 3G network based on a W-CDMA technology and currently upgrading our wireless broadband facilities. With 9,727 cellular/mobile broadband base stations as at the end of December 2009, Smart’s cellular network covers approximately 99% of all towns and municipalities in the Philippines, accounting for approximately 99% of the population.
Fixed Line
We are the leading provider of fixed line telecommunications services throughout the country. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. We had 1,816,541 fixed line subscribers as at December 31, 2009, an increase by 34,185, or 2%, from the 1,782,356 fixed line subscribers as at December 31, 2008. Total revenues from our fixed line accounted for 32% of our total revenues for the years ended December 31, 2009 and 2008 and 33% in 2007. International long distance revenues and national long distance revenues have been declining largely due to a drop in call volumes as a result of alternative means of communications such as texting, e-mailing and internet telephony. Mitigating these declines has been the strong growth of our data and other network services over the recent years. Recognizing the growth potential of the data and other network services segment, we have put considerable emphasis on the development of new packet-switched, data-capable and IP-based networks.
Our 6,400-kilometer long domestic fiber optic network, or DFON, is complemented by an extensive digital microwave backbone operated by Smart. These microwave networks complement the higher capacity fiber optic networks and are vital in delivering reliable services to remote areas. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area. Our network offers the country’s most extensive connections to international networks through two international gateway switching exchanges, satellite systems and various regional submarine cable systems in which we have interests.
On February 25, 2010, PLDT completed another phase of its DFON expansion program with the recent activation of an additional 320 Gbps across six network loops nationwide to serve the rising demand for bandwidth as more customers increase their usage of broadband internet and multimedia services. This recent expansion project increased the aggregate operating capacity of PLDT’s DFON to about 1.2 Terabits per second at a total cost of about Php600 million.
In 2009, PLDT has also embarked on a Php2.6 billion DFON network fortification program through establishment of loops within the loops to enhance network resiliency to protect its existing businesses and attract new businesses nationwide. As at May 13, 2010, PLDT has completed majority of the inland portion and expects to complete the whole project towards the beginning of the third quarter of 2010. See “— Infrastructure — Fixed Line Network Infrastructure” for further information on our fixed line infrastructure.
Information and Communications Technology
Through our wholly-owned subsidiary, ePLDT, we provide broad-based integrated information and communications technology, or ICT, services focusing on infrastructure and solutions for internet applications, IP-based solutions and multimedia content delivery. ePLDT’s principal activities are the operation of an internet data center under the brand name Vitro™, customer interaction solutions (formerly referred to as call center business), knowledge processing solutions (formerly referred to as business process outsourcing), and internet and online gaming business. Total revenues from our ICT services accounted for 7% of our total revenues for each of the years ended December 31, 2009, 2008 and 2007.

Strengths
We believe our business is characterized by the following competitive strengths:
•	Recognized Brands. PLDT and Smart are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for over 80 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. The Talk ‘N Text brand, which is provided using Smart’s network, has also gained significant recognition as a value for money brand.
•	Leading Market Shares. With over 44 million fixed line, cellular and broadband subscribers as at December 31, 2009, we have the leading market positions in each of the fixed line, cellular and broadband markets in the Philippines.
•	Diversified Revenue Sources. We derive our revenues from our three business segments, namely, wireless, fixed line and ICT businesses, with wireless contributing 61%, fixed line 32% and ICT 7% to our total revenues in 2009. Revenue sources of our wireless business segment include cellular services, which include voice services and text message-related and VAS, and wireless broadband services. Our fixed line business derives service revenues from local exchange, international long distance, national long distance and data and other network services. In our ICT business, sources of revenue include knowledge processing solutions, customer interaction solutions and internet and online gaming business, and data center and other services. Fixed line revenues, which represented 32%, 32% and 33% of our consolidated revenues in 2009, 2008, and 2007, respectively, have been declining over the past years as a share of our total revenues due to pressures on traditional fixed line voice revenues, resulting from decreases in our local exchange, international long distance and national long distance services, and reduced international interconnection rates. We will continue to identify and develop new revenue sources to further broaden our diversified revenue base for our wireless, fixed line and ICT businesses.
•	Advanced Integrated Network. With one of the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. We are enhancing the capabilities of our fixed line and wireless networks to allow us to better exploit this competitive strength and achieve higher levels of network efficiency in providing voice and data services. In addition, we continue our upgrade to NGN and our roll out of 3G and wireless broadband in order to increase broadband subscribers, and expand our data/broadband capabilities.
•	Innovative Products and Services. We have successfully introduced a number of innovative and award-winning cellular products and services, including Smart Load and Pasa Load. Smart Load is an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to consumers. Pasa Load (the term “pasa” means “transfer”) is a derivative service of Smart Load that allows load transfers to other Smart Buddy and Talk ‘N Text subscribers.
•	Strong Strategic Relationships. We have important strategic relationships with First Pacific, NTT DoCoMo and NTT Communications. The technological support, international experience and management expertise made available to us through these strategic relationships enhance our market leadership and ability to provide and cross-sell a more complete range of products and services.
Strategy
The key elements of our business strategy are:
•	Build on our leading positions in the fixed line and wireless businesses. We plan to build on our position as the leading fixed line service provider in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost. We plan to build on our position as the leading wireless service provider in the Philippines by continuing to introduce new products and services to increase our subscribers’ use of our network for both voice and data, as well as their reliance on our services. We are currently upgrading our fixed line facilities to NGN, and have rolled out a 3G network based on a W-CDMA technology as well as expanding our DSL and wireless broadband facilities. Our operating target is to continue growth in profitability by increasing our revenues while controlling our costs.

•	Capitalize on our strength as an integrated provider of telecommunications services. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services, and by developing convergent products that feature the combined benefits of voice and data, fixed line, wireless and ICT services utilizing our network and business platforms. We are also lowering our costs by integrating the operations of our different businesses.
•	Strengthen our leading position in the data and broadband market. Leveraging on the inherent strength of our fixed line and wireless businesses, we are committed to further develop our fastest growing business segment — broadband, data and other network services. Consistent with our strategy of introducing innovative products and services using advanced technology, we have launched various products and services that address different market needs.
•	Maintain a strong financial position and improve shareholder returns. In recent years, we have significantly improved our financial position by utilizing our cash flows principally for debt reduction. While as at December 31, 2009 our consolidated debt outstanding increased to Php98,729 million (approximately US$2,127 million) in connection with the financing of our acquisition of shares of Meralco and our increased capital expenditures, our consolidated ratio of debt to equity was 1.0x at December 31, 2009. As the cash flows generated by our businesses have increased and our leverage ratios have improved, we have been able to restore the payment of cash dividends to our common shareholders beginning 2005 and were able to declare dividend payouts of approximately 70% in 2007 and 100% in each of 2008 and 2009 of our earnings per share on an adjusted basis. We expect that our free cash flows will continue to be utilized for the payment of cash dividends to common shareholders and investments in new growth areas while continuing to maintain a healthy balance sheet position. As part of our growth strategy, we made and may continue to make acquisitions and investments in companies or businesses. We will continue to consider value-accretive investments in telecommunications as well as telco-related businesses such as those in the global outsourcing and off-shoring industry.
Business
Wireless
We provide cellular, wireless broadband, satellite and other services through our wireless business segment.
Cellular Service
Overview
Our cellular business, which we provide through Smart and CURE to over 41 million subscribers, approximately 99% of whom are prepaid subscribers, is focused on providing wireless voice communications, wireless data communications (primarily through text messaging) and a variety of other VAS, which include:
(a) Smart Money; (b) specialized content such as ringtones, logos, caller ringback tunes; (c) Mobile Banking (banking services delivered over the cellular network); (d) international roaming; and (e) games and other VAS developed on Smart’s platform.

The following table summarizes key measures of Smart’s and CURE’s cellular business as at and for the years ended December 31, 2009, 2008 and 2007:

	2009		2008		2007
Systemwide cellular subscriber base		41,328,641		35,224,604		30,041,030
Smart		24,198,357		20,899,753		20,339,204
Prepaid		23,762,814		20,501,617		19,997,324
Postpaid		435,543		398,136		341,880
Talk ‘N Text(1)		17,050,713		14,308,493		9,701,826
Red Mobile(2)		79,571		16,358		—
Growth rate of cellular subscribers		17%		17%		24%
Smart		16%		3%		18%
Talk ‘N Text(1)		19%		47%		39%
Red Mobile(2)		386%		100%		—
Cellular revenues (in millions)	Php	88,410	Php	87,518	Php	82,334
Voice		38,850		37,275		36,105
Data		47,072		47,804		44,092
Others(3)		2,488		2,439		2,137
Percentage of cellular revenues to total wireless service revenues		92%		94%		95%
Percentage of cellular revenues to total service revenues		61%		61%		60%

(1)	The transfer of Piltel’s cellular business to Smart was completed on August 17, 2009.

(2)	The Red Mobile brand was launched in November 2008 by CURE.

(3)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and a small number of leased line contracts, revenues from Wolfpac and other Smart subsidiaries, and revenue share in PLDT’s WeRoam and PLDT Landline Plus services.
Service Plans. Smart markets nationwide cellular communications services under the brand names Smart Buddy, Talk ‘N Text, Smart Gold and Smart Infinity, while CURE offers Red Mobile. Smart Buddy, Talk ‘N Text and Red Mobile are prepaid services while Smart Gold and Smart Infinity are postpaid services, which are all provided through Smart’s digital network.
Smart has focused on segmenting the market by offering sector-specific, value-driven packages for its prepaid subscribers. These include new varieties of our top-up services which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of minutes or calls of preset duration. Starting out as purely on-network packages, Smart’s top-up services now include text message bundles available to all networks.
Smart also has a roster of 3G services which it commercially launched in May 2006. These services include video calling, video streaming, high-speed internet browsing and downloading of special 3G content, offered at rates similar to those of 2G services.
We launch various promotions from time to time to stimulate usage and subscriber growth. In 2005, Smart launched a series of promotions to test the market demand for fixed rate or “bucket” plans for voice and text. On June 26, 2009, Smartalk, Smart’s unlimited voice offering, was made available to all Smart Buddy and Smart Gold subscribers nationwide. The new service does not require any changes in SIM or cellular phone number and enables Smart Buddy and Smart Gold subscribers to make unlimited calls to the over 41 million mobile phone users on the Smart network. Buoyed by the widespread acceptance of the service, Smart launched a variant in October 2009, Smartalk Plus, which offers unlimited calling and on-net texting during off-peak hours and reduced rates during peak hours. As a result, Smart’s 2009 outbound voice traffic more than doubled from 2008 levels. In 2010, Smart expects to expand its roster of unlimited offerings on the back of the planned capacity expansion of its networks. Smart expects to continue to successfully maintain its market leadership through innovative voice and text packages that drive activations, boost usage and strengthen brand equity.
Voice Services. Cellular voice services comprise all voice traffic and voice VAS such as voice mail and international roaming. Voice services remain a significant contributor to wireless revenues, generating a total of Php38,850 million, or 44%, and Php37,275 million, or 43%, of cellular service revenues in 2009 and 2008, respectively. Local calls continue to dominate outbound traffic, constituting 78% of all our cellular minutes. Domestic outbound calls totaled 10,404 million minutes in 2009, an increase of 6,594 million minutes, or 173%, compared to 3,810 million minutes in 2008 due to increased usage resulting from unlimited voice offerings. International inbound and outbound calls totaled 2,923 million minutes in 2009, an increase of 25 million minutes, or 1%, as compared with 2,898 million minutes in 2008, mainly due to an increase in cellular subscriber base. The ratio of inbound-to-outbound international long distance minutes was 14.4:1 for 2009, compared to 12.1:1 in 2008.

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
Text messaging has been one of the key drivers for our cellular subscriber growth. Though strong volume growth in text messaging contributed significantly to Smart’s cellular revenue growth in 2009, revenues from this service declined by 2% to Php44,573 million from Php45,285 million in 2008 mainly due to the increased prevalence of unlimited voice and data offers and the increase in the number of subscribers who also hold SIM cards from other cellular operators and who selectively use such SIM cards in their calls and SMS, intense competition, the continued decline in SMS yield as a result of aggressive SMS offers and alternative means of communication. In 2009, Smart’s text messaging system handled over 21,167 million outbound messages on standard SMS services with another 256,391 million messages generated by bucket-priced text services. This compares to 24,378 million outbound messages on standard SMS services in 2008 and 223,373 million outbound messages generated through bucket-priced text service.
The success of text messaging is an indicator of future data usage potential in this market. In 2009, approximately 53% of Smart’s cellular revenues were derived from data usage, compared to 55% and 54% in 2008 and 2007, respectively.
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
Due to the high level of text messaging service usage, we believe that the Philippine market is well suited for text-based informational and e-commerce services. Our current approach is to continue maximizing our GSM, or 2G, network services while upgrading our network to Enhanced Data for GSM Evolution, or EDGE. EDGE is a technology that would further increase the speed and data capability of our GSM network. In addition, on December 29, 2005, Smart was awarded a 3G license by the NTC after being ranked highest by the NTC in garnering a perfect score on a 30-point grading system designed to gauge the capability of telecommunication operators to effectively provide extensive 3G services. As a result of being ranked highest, Smart received the largest radio frequency allocation of 15 MHz as well as first choice of frequency spectrum. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to deploy its 3G network nationwide and at the same time offer the highest quality of 3G service.
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

Smart Buddy and Talk ‘N Text Call and Text prepaid cards are sold in denominations of Php100, Php300 and Php500, which include zero, 33 and 83 free text messages, respectively. The stored value of a prepaid card remains valid for a period ranging from 30 days to 120 days depending on the denomination of the card, with larger denominations having longer validity periods from the time a subscriber activates the card. We launch from time to time promotions with shorter validity periods. The introduction of our “over-the-air” electronic loading facility Smart Load in 2003 made reloading of air time credits more convenient and accessible for consumers. Smart Load’s over-the-air reloads have evolved to respond to market needs and now come in denominations of Php10, Php15, Php20, Php30, Php60, Php115, Php200, Php300, Php500 and Php1,000 with corresponding expiration periods. The introduction of our “over-the-air” Smart Load was followed by Pasa Load, a derivative service, allowing prepaid subscribers to transfer even smaller denominations to other prepaid subscribers. Since 2005, Smart has offered fixed rate or “bucket” plans as a means of driving subscriber activations and stimulating usage. These bucket plans, which offer a fixed number of text messages or call minutes for a limited validity period, have proven to be extremely popular with subscribers and now account for 28% of our wireless service revenues. In the past years, Smart also began to offer unlimited voice and text plans under its various brands in order to be competitive and maintain industry leadership.
Smart Buddy subscribers are charged Php6.50 per minute for calls to Smart Buddy and Talk ‘N Text subscribers and Php7.50 per minute terminating to other cellular or fixed line networks. Talk ‘N Text calls to Talk ‘N Text subscribers are charged Php5.50 per minute while calls to Smart Buddy and other cellular fixed line subscribers are charged Php6.50 per minute. Red Mobile subscriber calls to other Red Mobile subscribers are charged at Php0.50 per minute while calls by Red Mobile subscribers to Smart Buddy, Talk ‘N Text and other networks’ subscribers are charged Php6.50 per minute.
We offer both flat rate, or regular, and consumable postpaid plans with monthly service fees ranging from Php300 to Php3,500 for Smart Gold and Php5,000 to Php8,000 for Smart Infinity. These plans are available with varying amounts of free air time and text messages and different rates beyond the free minutes and text messages, depending on the monthly service fee. Monthly service fees for flat rate, or regular, plans are applicable only to local calls and text messages and for consumable plans to all voice calls, text messages (both local and international) and VAS.
Smart is permitted to adjust its cellular air time and national direct dial rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to Smart by the NTC, Smart is permitted to increase and is required to decrease its air time and national direct dial rates by 1% for every Php0.25 change in the exchange rate relative to a base rate of Php24.73 to US$1.00. However, Smart has not implemented any foreign currency adjustments to its rates since November 4, 1998 because of the concern that increased rates may result in decreased usage or switching to other cellular providers by its subscribers.
Smart subscribers pay an international direct dialing rate of US$0.40 per minute. This rate applies to 201 destinations, including the United States, Hong Kong, Japan, Singapore, the United Kingdom and the United Arab Emirates. Smart charges US$0.98 per minute for 27 other destinations and US$2.18 per minute for another ten destinations.
We sell our cellular services primarily through a network of independent dealers and distributors that generally have their own retail networks, direct sales forces and sub-dealers. We currently have 20 regional distributors, all exclusive and 39 key account dealers, 22 of which are exclusive. These dealers include major distributors of cellular handsets and broadband modems whose main focus are telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products introductions. With the introduction of Smart Load in 2003, Smart moved into a new realm of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods such as shampoo and ketchup, required a distribution network that approximates those of fast-moving consumer goods companies. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses approximately 1.3 million retail agents, 80% of which are micro businesses (e.g., neighborhood stores, individual entrepreneurs, individual roving agents). These micro-retailers must be affiliated with any of Smart’s authorized dealers, distributors, sub-dealers or agents. With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service became even more affordable and accessible to subscribers.

For prepaid services, we grant discounts to dealers for prepaid phone kits, modems, air time cards and over-the-air reloads sold. Smart compensates dealers with Php100 to Php800 in cash per unit depending on the price of the prepaid phone kit sold. For modem sales, regional distributors receive Php160 in cash per unit from Smart while key account dealers get volume discounts ranging from Php100 to Php160 per unit. Air time cards and over-the-air reloads are sold to distributors at an average discount of approximately 8% and 5%, respectively. Air time cards cannot be returned or refunded and normally expire within six to 12 months after release from the Smart warehouse.
Wireless Broadband, Satellite and Other Services
Overview
We currently provide wireless broadband, satellite and other services through SBI and PDSI; our wireless broadband service providers, Wolfpac and Chikka; and our wireless content operators, Mabuhay Satellite and ACeS Philippines.
SBI
Through SBI, we are engaged in providing wireless broadband and data services under the brand name Smart Bro to residential consumers as well as small and medium-scale enterprises in the Philippines. As at December 31, 2009, SBI had 1,037,720 wireless broadband subscribers, an increase of 90% as compared with 547,090 subscribers in 2008. Smart Bro aims to strengthen Smart’s position in the wireless data segment and complements PLDT’s myDSL service in areas where the latter is not available.
PDSI
PDSI provides a suite of high-value IP-based products servicing corporate clients, such as wired and wireless leased line access with security and high availability option, managed services, VoIP and other value-added services such as server co-location and data center services.
Airborne Access
Through Airborne Access, we provide wireless internet access in hotspots nationwide equipped with Airborne Access WiFi access points.
Wolfpac
Through Wolfpac, we are engaged in the business of consumer mobile applications software development and consumer mobile content development and other allied services.
Chikka
Through Chikka, we provide an internet and GSM-based instant messaging facility for mobile users or subscribers. Services include personal computer to mobile instant text messaging and vice versa, text newsletter, text-based promotions, multi-media messaging, subscription-based services, and other mobile VAS.
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

On October 22, 2009, Mabuhay Satellite entered into Satellite Wholesale Lease and Purchase Agreement, or SWLPA, and Operations Management Agreement, or OMA, with Asia Broadcast Satellite Holdings, Ltd., or ABS, a Bermuda company engaged in the satellite business, involving the wholesale lease by ABS of the Agila 2 satellite from Mabuhay Satellite and, upon the satisfaction of various conditions precedent, the purchase by ABS of the business of Mabuhay Satellite.
As at December 31, 2009, all significant closing conditions had been secured. On January 18, 2010, Mabuhay Satellite, ABS and Asia Broadcast Satellite, Ltd., formally executed a Conditions Precedent Waiver and First Closing Confirmation, confirming that the first closing is deemed to have occurred effective December 31, 2009. First closing means the date when the assignment of customer contracts to ABS became effective and the approval or confirmation of SWLPA by stockholders of Mabuhay Satellite representing at least two-thirds of its outstanding capital stock was obtained. Following the confirmation of first closing, the wholesale lease of transponders by Mabuhay Satellite to ABS was considered as a finance lease and the transaction was recognized as sale of satellite for a total consideration of US$9.9 million, or Php460 million, including the cost of customer contracts as at December 31, 2009. The second closing is expected to occur within the six months after the first closing.
ACeS Philippines
ACeS Philippines currently owns approximately 36.99% of AIL. AIL provides satellite-based communications to users in the Asia-Pacific region through the Garuda I satellite, or ACeS System and ACeS Service. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that allow ACeS service subscribers to access GSM terrestrial cellular systems in addition to the ACeS System. Further, AIL has an amended Air Time Purchase Agreement, or ATPA, with National Service Providers in Asia, including PLDT. For further discussion regarding the ATPA, please see Note 24 — Related Party Transactions and Note 26 — Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18.
As part of the integration process of the PLDT Group’s wireless business, ACeS Philippines’ operations have been integrated into Smart. This operational integration effectively gives Smart the widest service coverage in the Philippines through the combination of the coverage of ACeS Philippines with Smart’s cellular service.
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
Rates
SmartBro, SBI’s fixed wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.
We offer SmartBro Plug-It, which provides instant internet access, through the use of a wireless modem, in places where there is Smart network coverage. On April 13, 2008, we launched SmartBro Plug-It Prepaid, which offers 30-minute internet access for every Php10 worth of load. In March 2009, we introduced SmartBro Share-It, which allows users to share their broadband access with other computers in a home network via a WiFi router. SmartBro Share-It runs on a High Speed Packet Access, or HSPA, 850 network ready for transfer capacities of up to 2 Mbps. Effective July 11, 2009 for SmartBro Share-It and December 3, 2009 for SmartBro Plug-It, various plans, where monthly fees depend on hours of internet usage, were replaced with Plan 999 which includes unlimited hours of internet usage and speed of up to 2Mbps.
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
We offer postpaid and prepaid fixed line services. Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of our overall churn and credit risk exposure management strategy. In March 2007, PLDT launched PLDT Landline Plus, a postpaid fixed wireless service where subscribers to the service benefit from a text-capable home phone. This service is primarily intended for subscribers in areas where PLDT has no facilities and is expected to increase our fixed line subscriber base. In March 2008, we introduced the prepaid variant of PLDT Landline Plus.
Local Exchange Service
Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT. We also provide local exchange services through our subsidiaries Philcom, BCC, PLDT Global Group, ClarkTel, SubicTel and Maratel. Together, these subsidiaries account for approximately 4% of our consolidated fixed line subscribers.
The following table summarizes key measures of our local exchange service as at and for the years ended December 31, 2009, 2008 and 2007:

	2009		2008		2007

Number of local exchange line subscribers		1,816,541		1,782,356		1,724,702
Number of fixed line employees		7,947		7,813		8,080
Number of local exchange line subscribers per employee		229		228		213
Total local exchange service revenues (in millions)	Php	15,681	Php	15,923	Php	16,205
Local exchange service revenues as a percentage of total fixed line service revenues		31%		32%		33%
Local exchange service revenues as a percentage of total service revenues		10%		10%		11%
Rates
As at December 31, 2009, basic monthly charges for our local exchange service in the Metropolitan Manila area were Php592.63 for a single-party residential line and Php1,234.02 for a single business line. Monthly charges vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Regular installation charges amount to Php1,200 for residential customers and Php1,500 for business customers. New products launched on promotion or products bundled on existing services usually waive the installation fee or allow for a minimal installation fee of Php500. Aside from the basic monthly charges, we charge our postpaid subscribers separately for NDD, IDD and calls to mobile phones. Calls to PLDT and other landlines within a local area code are free.
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
Pursuant to a currency exchange rate adjustment, or CERA, mechanism authorized by the NTC, we are required to adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In 2009 and 2008, we have not made any adjustment in our monthly local service rates, while there were five downward adjustments and one upward adjustment in 2007. In a letter dated July 11, 2008, the NTC had approved our request to implement a rate rationalization program for our local service rates. In effect, there has been no change in the average Philippine peso to U.S. dollar rate of Php49.76 to US$1.00 factored in our monthly local service rates for 2009 and 2008.
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
The following table shows certain information about our international long distance business and for the years ended December 31, 2009, 2008 and 2007:

	2009		2008		2007

Total call volumes (in million minutes)		1,863		2,024		2,280
Inbound call volumes (in million minutes)		1,653		1,786		2,007
Outbound call volumes (in million minutes)		210		238		273
Inbound-outbound call ratio		7.9:1		7.5:1		7.4:1
Total international long distance service revenues (in millions)	Php	6,255	Php	7,063	Php	8,674
International long distance service revenues as a percentage of total fixed line service revenues		12%		14%		18%
International long distance service revenues as a percentage of total service revenues		4%		5%		6%
International long distance service historically has been a major source of our revenue. However, primarily due to the steep decline in inbound termination and collection rates and intense competition, revenues derived from our international long distance service have been declining significantly.
We have been pursuing a number of initiatives to strengthen our international long distance service business, including: (a) lowering our inbound termination rates; (b) identifying and containing unauthorized traffic termination on our network; (c) being more selective in accepting incoming traffic from second- and third-tier international carriers; and (d) introducing a number of marketing initiatives, including substantial cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for customers. In addition, through PLDT Global, we aggregate inbound call traffic to the Philippines at our points of presence and, using our capacity in submarine cable systems connected to each point of presence, transmit calls to our network. PLDT Global is also enhancing the presence of PLDT in other international markets by offering new products and services such as international prepaid cards, mobile services, SMS transit and other global bandwidth services. We believe these strategies will help us maximize the use of our existing international facilities, and develop alternative sources of revenue.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2009, 2008 and 2007:

	Net Settlement
	2009		2008		2007
	(in millions)

Saudi Arabia	US$	33	US$	30	US$	28
United States		25		46		55
United Arab Emirates		20		20		18
Japan		17		14		12
Canada		9		9		17
Hongkong		8		4		7
Taiwan		6		6		6
Singapore		5		5		3
Qatar		5		4		3
Others		29		36		47

Total	US$	157	US$	174	US$	196

Rates
The average termination rates for PLDT was approximately US$0.11 in 2007 and 2008 and was reduced to approximately US$0.105 in 2009.
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
We also offer international long distance service through PLDT Budget Card, a prepaid call card, which offers low-priced international calling services at IDD call rates ranging from Php1.50 per minute to Php15.00 per minute depending on the destination to more than 100 calling destinations (excluding the Middle East). In April 2007, we introduced the Budget Card Middle East Edition which offers reduced IDD call rates of Php10 per minute and Php15 per minute to 14 different destinations in the Middle East. Budget Card and Budget Card Middle East Edition are sold in denominations of Php200, Php100 and Php30 and must be consumed within 30 days from first use.
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
The following table shows certain information about our national long distance business for the years ended December 31, 2009, 2008 and 2007:

	2009		2008		2007

Total call volumes (in million minutes)		1,822		1,944		2,183
Total national long distance service revenues (in millions)	Php	5,969	Php	6,207	Php	6,338
National long distance service revenue as a percentage of total fixed line service revenues		12%		13%		13%
National long distance service revenue as a percentage of total service revenues		4%		4%		4%
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

Rates
Rates for national long distance calls traditionally were based on type of service, such as whether the call is operator-assisted or direct-dialed. However, in line with its move towards rate simplification, PLDT simplified these rates in recent years to a flat rate of Php5.00 per minute for calls originating and terminating to PLDT fixed line network, and for calls terminating to fixed line networks of other LECs. Additionally, in recent years, PLDT simplified its rates for calls terminating to cellular subscribers to a uniform rate of Php14.00 per minute.
In addition, PLDT launches promotions from time to time to stimulate fixed line usage.
We continue to evaluate the rate structure of our national long distance services from per minute toll charges to flat rates per call for calls of unlimited duration. This is envisioned to make fixed line rates more competitive with VoIP rates and to revitalize interest in fixed line usage. We continue to study various pricing models in respect of the above new rate plans.
PLDT currently has interconnection arrangements with the majority of other LECs, pursuant to which the originating carrier pays: (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network; and (2) an access charge of Php1.00 per minute to the terminating carrier. PLDT still maintains revenue-sharing arrangements with a few other LECs, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity. For more information on these interconnection arrangements, see “ — Interconnection Agreements.”
Data and Other Network Services
Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband internet-based data communications, and packet-based communication.
The following table summarizes key measures of our data and other network services as at and for the years ended December 31, 2009, 2008 and 2007:

	2009		2008		2007

Number of DSL broadband subscribers		559,664		432,583		264,291
Total data and other network service revenues (in millions)	Php	21,567	Php	18,607	Php	15,921
Data and other network service revenues as a percentage of total fixed line service revenues		42%		38%		33%
Data and other network service revenues as a percentage of total service revenues		14%		12%		11%
Recognizing the growth potential of data and other networking services, including IP-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments. These segments registered the highest percentage growth in revenues among our fixed line services in 2009 and continued to grow in the first quarter of 2010.
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
In 2009, we continued to broaden our service offerings with the launch of new services and expansion or enhancement of some of the existing offerings.
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

We also offer PLDT WeRoam, a wireless broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA and WiFi technologies).
The continued growth in data services revenues can be attributed to the consistent growth of the global data business and domestic data business categories.
The steady demand for dedicated international connectivity or private networking from the corporate market, offshore and outsourcing industries, and semiconductor market using PLDT’s extensive international alliances and domestic data offerings — Fibernet, Arcstar, other Global Service Providers such as BT-Infonet, Orange Business and Verizon; ISDN has been increasingly popular with corporate customers, especially the Primary Rate Interface type, I-Gate.
Growth of our domestic data services was driven by the continued increase in DSL subscribers, and IP-VPN and Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers, as demand from the offshoring and outsourcing segment continues to increase. Shops.Work Unplugged or SWUP, our wireless VPN service that powers wireless point-of-sale terminals and a growing number of off-site bank ATMs, also sustained its penetration into the market with the introduction of its offering where one terminal can now accept all ATM debit and credit cards. This service is expected to contribute significantly to PLDT data service revenue in the near-term.
Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements.
Information and Communications Technology
We conduct our information and communications technology, or ICT, businesses through our wholly-owned subsidiary ePLDT. ePLDT is a broad-based integrated information and communications technology company, focusing on infrastructure and solutions for internet applications, IP-based solutions and multimedia content delivery. ePLDT’s principal businesses are the operation of: (1) knowledge processing solutions, through the SPi Group; (2) customer interaction solutions through Vocativ, Parlance and Ventus; (3) an internet data center under the brand name Vitro™; and (4) internet and online gaming through Infocom, netGames, Digital Paradise, DigiPar Thailand and Level Up!. Our ICT business segment registered revenues of Php11,549 million, Php10,983 million and Php10,322 million for 2009, 2008 and 2007, respectively, accounting for 7% of our total revenues in each year. The growth in the revenue contribution from our information and communication technology segment was primarily due to the increase in co-location revenues and disaster recovery revenues from our data center business complemented by the growth in our internet and online gaming businesses.
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
Customer Interaction Solutions
ePLDT has established one umbrella brand name, ePLDT Ventus, for all of its customer interaction solutions businesses, including Vocativ and Parlance. Ventus provides offshore, cost-effective contact center outsourcing solutions specializing in inbound customer care. Vocativ provides customer and technical support to its clients in the Philippines, U.S. and U.K., while Parlance provides exclusive customer support and billing requirements to one of the largest direct-to-home satellite television providers in the U.S. In total, we own and operate approximately 7,140 seats with 5,190 customer service representatives, or CSRs, in 2009 as compared with approximately 6,580 seats with 5,800 CSRs in 2008. In each of the years 2008 and 2007, ePLDT Ventus had seven customer interaction solution sites.

Internet and Online Gaming
ePLDT owns a 99.6% equity interest in Infocom, one of the country’s leading internet service providers, or ISPs. Infocom offers consumer prepaid internet access under the name WarpSpeed and Speed Tipid, and postpaid internet access; dedicated dial-up and multi-user dial-up corporate leased lines; broadband internet access through DSL and cable; and website consulting, development and hosting. ePLDT also owns a 75% equity interest in Digital Paradise, an internet café business with 132 branches which assumed the assets of Netopia Computer Technologies, Inc. and the brand Netopia. ePLDT further holds an 80% equity interest in netGames, a publisher of Massively Multi-player Online Games in the Philippines; and a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines.
Data Center and Others
ePLDT operates Vitro™, one of the Philippines’ first internet data centers that provides co-location, web and server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection and IP security services, as well as firewall and managed firewall services.
Infrastructure
Wireless Network Infrastructure
Cellular
Through Smart, we operate a digital GSM network. To meet the growing demand for cellular services, Smart has implemented an extensive deployment program for its GSM network covering substantially all of Metropolitan Manila and most of the other population centers in the Philippines. As at December 31, 2009, Smart had 45 mobile switching centers and 78 text messaging service centers and 9,727 cellular/mobile broadband base stations in operation after having added 1,250 cellular/mobile broadband base stations to its nationwide cellular network in 2009.
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
Smart was awarded a 3G license by the NTC in 2005 and received the largest radio frequency allocation of 15 MHz. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to rapidly deploy its 3G network nationwide and at the same time offer the highest quality of 3G service. Smart has been continuously extending its 3G network since it commenced 3G operations, and its 3G network now covers 410 cities and municipalities which includes the whole Metro Manila and major urban centers nationwide. Smart also plans to upgrade its 3G network to HSDPA to provide users with high download data rates and an improved broadband experience.

Smart had been co-locating its cell sites where its base stations are installed. As at December 31, 2009, 27 of Smart’s mobile switching centers and 223 of Smart’s cell sites were housed in PLDT’s fixed line complexes. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.
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
Mabuhay Satellite controls and operates the Agila 2 satellite, which has 30 C-band transponders and 24 Ku-band transponders covering the Asia-Pacific region, the Indian subcontinent and Hawaii. Of the 54 transponders, six have restricted usage due to satellite interference. Through the Agila 2 satellite, Mabuhay Satellite caters to providers of internet backbone access, and video and data broadcasting, and also provides bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region. In December 2000, Agila 2 satellite joined the U.S. FCC’s “Permitted Space Station” list, which permits U.S.-owned and operated earth stations in Hawaii to access Agila 2 satellite for transpacific telecommunications, data, video and internet-over-satellite traffic and vice versa. On October 22, 2009, Mabuhay Satellite entered into agreements with ABS for the wholesale lease by ABS of the Agila 2 satellite from Mabuhay Satellite and, upon the satisfaction of various conditions precedent, and the purchase by ABS of the business of Mabuhay Satellite. See Item 3. “Information on the Company — Business — Wireless Broadband, Satellite and Other Services — Mabuhay Satellite” for further information.
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
Fixed Line Network Infrastructure
Domestic
Our domestic telephone network includes installed telephones and other equipment on customers’ premises, local access lines connecting customers to exchanges, referred to as “outside plant,” inter-office lines connecting exchanges, and long distance transmission equipment. We have a total of 228 central office exchanges nationwide as at December 31, 2009 and continuously expanding the wireline infrastructure in unserved and underserved areas using new technology.
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
We have also started the upgrading of our legacy data and transport networks to IP-based platform. This enables us to also replace the old data network and provides new capabilities to our corporate data customers. We expect to complete this initiative in 2012.
We also have an Internet Gateway that provides premium service with high-speed, reliable and managed connectivity to the Internet. The gateway is composed of high capacity and high performance routers that serve as our IP network gateway to the rest of the world. It provides premium internet service to all types of customers ranging from ordinary broadband customers to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, internet service providers and other service providers.

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
We have our own 6,400-kilometer DFON, the country’s first telecommunications network using fiber optics in delivering voice, video, data, and other broadband and multimedia services nationwide. Our fiber optic network employs SDH and Dense Wavelength Division Multiplexing, or DWDM, technologies to improve network performance and reduce operating costs. Our network is composed of in-land and submarine cable installations and is configured in seven self-healing rings allowing route delivery even in the event of single link failure per ring. To date, the PLDT DFON has an aggregate capacity of 1.2 Terabits per second and is connected directly to five international submarine cable systems. To maintain the 2,400 kilometer submarine portion of the DFON, we use CS Vega, a cable ship that we lease from NTT World Engineering Marine Corporation or NTT-WEM, pursuant to a shared-vessel maintenance agreement that has been extended until March 31, 2011.
PLDT completed the 12th phase of its DFON expansion program using the latest Reconfigurable Optical Add-Drop Multiplexer technology which provides optical branching capability pivotal in the deployment of efficient and reliable optical networks designed to provide advanced services, in addition to the existing DWDM and SDH technology.
On February 25, 2010, PLDT completed the 13th phase of its DFON expansion program with the recent activation of an additional 320 Gbps across six network loops nationwide to serve the rising demand for bandwidth as more customers increase their usage of broadband internet and multimedia services. This recent expansion project increased the aggregate operating capacity of PLDT’s DFON to about 1.2 Terabits per second at a total cost of about Php600 million.
PLDT has also embarked on a Php2.6 billion DFON network fortification program through establishment of loops within the loops to enhance network resiliency to protect its existing businesses and attract new businesses nationwide. As at May 13, 2010, PLDT already completed the majority of the inland portion and expects to complete the whole project towards the beginning of the third quarter of 2010. PLDT’s fiber optic transport network is augmented by the nationwide terrestrial microwave backbone operated by Smart. These microwave networks complement the higher capacity fiber optic networks and are vital in delivering reliable services to remote areas.
We likewise have an IP backbone network composed of high-capacity, high-performance core and edge routers which provides connectivity to all IP-based network elements of PLDT, Smart, other affiliates and subsidiaries, and corporate customers. It serves as the single IP transport platform for all IP-based services of PLDT.
For many years, PLDT has been using the power pole network of Meralco in Metropolitan Manila for PLDT’s fixed line aerial cables in this area pursuant to lease agreements with Meralco. PLDT, through Piltel, acquired an approximately 20% equity interest in Meralco and has in this regard entered into an investment and cooperation agreement with the Lopez Group providing it with certain corporate governance rights in respect of Meralco. See “— Information on the Company — Infrastructure — Fixed Line Network Infrastructure” and Item 5 — “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Investing Activities” for further information on the Meralco shares acquisition.
International
We provide international network services using our two international gateway switching exchanges. As at December 31, 2009, our international long distance facilities allow direct correspondence with 40 countries (representing 87 correspondents) and can reach 478 foreign destinations (via direct and transited routes including fix and mobile breakouts) worldwide. We also own interests in submarine and satellite systems, through which we route most of our international traffic.

The table below shows the submarine cable systems in which we have interests and the countries or territories they link:

Cable System	Countries Being Linked

G-P	Guam and the Philippines
Asia-Pacific Cable Network	Korea, Japan, Hong Kong, Taiwan, Australia, Philippines, Singapore, Malaysia, Indonesia and Thailand
Asia-Pacific Cable Network 2	Philippines, Hong Kong, Japan, Korea, Malaysia, Singapore, China and Taiwan
Transpacific Cable No. 5	Guam, Japan, Hawaii and the U.S. Mainland
SEA-ME-WE-3	Japan, Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany
China-U.S. Cable	Japan, China, Taiwan, Korea, Guam and the U.S. Mainland
FLAG Cable	Japan, Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK
Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines
PC-1, Japan-U.S. Cable and TGN	Japan and the U.S.
Asia-America Gateway	Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong, Philippines, Guam, Hawaii and the U.S. Mainland
In November 2009, PLDT, along with a consortium of major carriers in Asia and North America, put into service a new international cable system first started in 2007, the Asia-America Gateway, connecting the Asia-Pacific Region and North America with a capacity of 100 Gigabit per second and using the latest Dense Wavelength Division Multiplexing, or DWDM, technology to provide upgradeable, future proof transmission facilities. This new cable system not only provides PLDT additional capacity to support rapid growth of broadband and resiliency to existing international cable systems, but also puts PLDT in a strategic position to be the gateway between Asia-Pacific and North America which provides opportunities for new business as regional internet hub.
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
Under a separate agreement between PLDT and PAPTELCO, PLDT is the transit facility provider between Smart, Globe, other LECs, operators and PAPTELCO. Transit traffic is a service by PLDT to Smart, Globe, other LEC operators and PAPTELCO members where PAPTELCO members have no direct interconnection with either Smart, Globe and other LEC operators. PLDT also has similar arrangement with other non-members of PAPTELCO.
Effective January 1, 2002, Smart charged a termination rate of Php4.00 per minute for domestic calls originating from or terminating to another cellular operator’s network. For SMS originating from Smart and terminating on other operators’ cellular network and for SMS originating from other operators and terminating on Smart’s cellular network, the charge is Php0.35 per message.
Effective February 1, 2003, international calls terminating to PLDT’s fixed line network have been charged a termination rate of approximately US$0.12 per minute, an increase from the previous rate of approximately US$0.08 per minute. Also, international calls terminating to Smart’s cellular network have been charged a termination rate of approximately US$0.16 per minute, an increase from the previous termination rate of approximately US$0.12 per minute. In 2008, the average termination rates for PLDT and Smart were approximately US$0.11 and US$0.13 per minute, respectively.

PLDT has continuously and actively negotiated with other legitimate Philippine Fixed and CMTS carriers for interconnection based on the guidelines being issued by the NTC or any authorized government agency. These carriers include the major players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the provinces.
For direct interconnection, termination/access charges or the charges a carrier bills the other in directly accessing its network are bilaterally negotiated and agreed upon by the carriers, pursuant to NTC rules and regulations.
As an authorized Inter-Exchange Operator, PLDT provides transit services or calls originating from one carrier and terminating to the other via PLDT’s network. PLDT provides extensive transit services to PAPTELCO and non-PAPTELCO carriers, these entities virtually having no telecommunications backbone of their own. As at December 31, 2009, PAPTELCO has 47 member companies operating 130 main telephone exchanges in the provinces.
In 2009, wholesale termination rate to PLDT fixed line network remained at approximately US$0.105 per minute while traffic to Smart via PLDT international gateway facility was rated wholesale at approximately US$0.1275 per minute. Despite the global trend to reduce wholesale international termination rates, PLDT has kept its rates at the above approximately US$0.10 level considering the cost to haul and terminate these calls to its subscribers.
Licenses and Regulations
Licenses
PLDT, Subictel, Clarktel, Philcom, Smart, Piltel, SBI and CURE provide telecommunications services pursuant to legislative franchises which expire, in the case of PLDT, on November 28, 2028; in the case of Subictel, in 2019; in the case of Clarktel, on June 30, 2024; in the case of Philcom, in November 2019; in the case of Smart, on March 27, 2017; in the case of Piltel, on May 14, 2019; in the case of SBI, on July 14, 2022; and in the case of CURE, on April 24, 2026. A franchise holder is required to obtain operating authority from the NTC to provide specific telecommunications services. These approvals may take the form of a CPCN, or, while an application for a CPCN is pending, a provisional authority to operate. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned.
PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which will expire at various times between now and 2028. The CPCNs pursuant to which PLDT may provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expired in 2003. Although some of PLDT’s CPCNs and provisional authorities have already expired, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. PLDT expects that the NTC will grant these extensions; however, there can be no assurance that this will occur. The period of validity of some of PLDT’s CPCNs, has been extended further by the NTC to November 28, 2028, coterminous with PLDT’s current franchise under R.A. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 are currently pending with the NTC. See Item 3. “Key Information — Risk Factors — Risk Relating to Us — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes.”
On August 22, 2008, PLDT was granted authority under NTC Case No. 2007-095 to operate in key cities and municipalities nationwide not yet covered by its existing CPCNs and/or authorizations. This approval extended the coverage of PLDT to all areas nationwide except for seven areas in Albay province. On July 17, 2009, the NTC granted PLDT a Provisional Authority under NTC Case No. 2006-078 to operate in the seven areas in Albay, thereby, authorizing it to operate nationwide.

Smart operates its cellular, international long distance and national long distance services pursuant to CPCNs, the terms of which will expire upon the expiration of its franchise. On July 22, 2002, Smart was granted separate CPCNs to operate a CMTS and an international gateway facility. On August 26, 2002, Smart was granted a CPCN to install, operate and maintain nationwide global mobile personal communications via satellite which will also expire upon expiration of its franchise. On February 19, 2008, Smart was granted a CPCN to establish, install, maintain, lease and operate an international private leased circuit for a term that is coterminous with the expiration of its franchise. Prior to that, Smart was permitted to engage in these activities pursuant to a provisional authority and timely filed an application for the grant of such CPCN. On the same date, upon application of Smart, the NTC extended Smart’s provisional authority to construct, install, operate and maintain a nationwide public calling office and public payphone service from January 4, 2007 to January 4, 2010. On December 3, 2009, Smart filed a motion for issuance of CPCN or extension of provisional authority for the nationwide public calling office and payphone service which remains pending before the NTC. On September 29, 2009, Smart was granted a provisional authority to install, operate and maintain a nationwide data communications network which is valid for 18 months and expires on March 29, 2011.
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
Piltel CMTS frequency band 825-835/870-880 MHz was reassigned to Smart for additional 3G use on March 6, 2008. Smart is now required to pay to NTC the spectrum user fee, or SUF, of Php150 million based on the additional 10 MHz 3G frequencies.
Under the terms of the 3G license, Smart is required to:
•	begin installation and rollout of its 3G network no later than 18 months from the date of the award;
•	start commercial operations no later than 30 months from the date of the award; and
•	cover at least 80% of provincial capitals and 80% of chartered cities within five years.
Piltel was authorized to provide virtually every type of telecommunications service, including the transmission of voice, data facsimile, audio and video and information services, in and between provinces, cities and municipalities throughout the Philippines. The franchise, which was last amended on May 14, 1992, will expire on May 14, 2019 and may be extended by a legislative act of the Philippine Congress. On January 8, 2010, the NTC approved the transfer to SBI of Piltel’s CPCN to establish, construct, operate and maintain a nationwide CMTS.
SBI is a grantee of a 25-year legislative franchise under R.A. 8337, which expires on July 14, 2022, to construct, install, establish, maintain, lease and operate wire and/or wireless telecommunications system throughout the Philippines.
On August 26, 2009, the NTC granted SBI a CPCN for the installation, operation and maintenance of the data leased channel circuit network service for a period coterminous with the life of its existing franchise. SBI is a grantee of a provisional authority for the expansion of its data leased channel circuit network service in several areas in Zamboanga Sibuguey, Sultan Kudarat, Southern Leyte, Biliran, Compostela Valley, Davao Oriental, Dinagat Island and Shariff Kabunsuan. The provisional authority is valid for 18 months from September 29, 2009 until March 29, 2011. SBI is also a grantee of a provisional authority for the installation, operation and maintenance of international leased line service that was valid up to February 2005 and the motion for extension of which remains pending with the NTC.
CURE is a grantee of a 25-year congressional franchise under R.A. 9130, which expires on April 24, 2026, to construct, install, establish, maintain, lease and operate wire and/or wireless telecommunications system throughout the Philippines. The NTC granted CURE a provisional authority to install, operate and maintain a nationwide 3G network on January 3, 2006 valid for 18 months, which was subsequently extended for three years from January 4, 2007 until January 3, 2010. On December 3, 2009, CURE filed a motion for issuance of CPCN or extension on the provisional authority. CURE had submitted its roll-out plan to the NTC on January 4, 2010. As at the date of this annual report, this motion is still pending with the NTC.

PDSI is a grantee of a 25-year congressional franchise under R.A. 8992 which expires on January 26, 2026. The scope of its franchise is to construct, install, establish, operate and maintain for commercial purposes and in the public interest, the business providing basic and enhanced telecommunication services in and between provinces and municipalities in the Philippines and between the Philippines and other countries and territories.
PDSI is a holder of a provisional authority issued by the NTC to construct, install, operate and maintain an information and data communication network in key cities and municipalities in the Philippines on December 22, 2005 with validity of 18 months or until June 22, 2007. PDSI filed a Motion for Extension of a provisional authority and/or issuance of CPCN on June 13, 2007 which was granted by the virtue of an Order dated July 12, 2007. The provisional authority was extended up to but not beyond June 22, 2010. Likewise, PDSI is a registered VAS provider for internet access services and VoIP.
The following table sets forth the spectrum system, licensed frequency and bandwidth used by Smart, Piltel, SBI, CURE and PDSI:

Carrier	Spectrum System	Frequency Assignment	Bandwidth

Smart	ETACS/GSM 900	897.5-905/942.5-950 MHz	7.5 MHz
	GSM 1800	1725-1730/1820-1825 MHz	5.0 MHz
		1730-1732.5/1825-1827.5 MHz	2.5 MHz
		1735-1740/1830-1835 MHz	5.0 MHz
		1745-1750/1840-1845 MHz	5.0 MHz
		1780-1782.5/1875-1877.5 MHz	2.5 MHz
	3G (W-CDMA)	1920-1935/2110-2125 MHz	15.0 MHz
		825-835/870-880 MHz	10.0 MHz

Piltel(1)	AMPS/CDMA	824-825/869-870 MHz	1.0 MHz
		845-846.5/890-891.5 MHz	1.5 MHz

SBI	Wireless broadband	2670-2690 MHz(2)	20.0 MHz
		2400-2483.5 MHz(2)	73.0 MHz
		3400-3590 MHz(2)	94.0 MHz
		5470-5850 MHz(2)	123.0 MHz

CURE	3G	1955-1965/2145-2155 MHz	10.0 MHz

PDSI	BWA (WiMAX)	2340-2370 MHz	30.0 MHz

(1)	On January 8, 2010, the NTC approved the transfer of Piltel’s CPCN to SBI.

(2)	SBI frequency assignments on these bands are non-contiguous and are on a per station and location basis.
Material Effects of Regulation on our Business
Operators of international gateway facilities and cellular telephone operators, pursuant to Executive Order No. 109, are required to install a minimum number of local exchange lines. Of these new lines, operators are required to install one rural exchange line for every ten urban exchange lines installed. Smart and Piltel were required to install 700,000 and 400,000 rural lines, respectively, and each has received a certificate of compliance from the NTC.
PLDT, Subictel, Clarktel, Philcom, Smart, Piltel, SBI and CURE, are required to pay various permit, regulation and supervision fees to the NTC. PLDT was previously engaged in disputes with the NTC over some of the assessed fees. For more information on the disputes involving PLDT, see Item 8. “Financial Information — Legal Proceedings — NTC supervision and regulatory fees, or SRF.”
The Philippine Congress is considering two bills that relate to the imposition of a franchise tax on telecommunications companies. HB No. 1469 proposes to re-impose a 5% franchise tax on gross receipts on telephone and telegraph services in lieu of the VAT. HB No. 1560 proposes a franchise tax at the rate of 3.5% on the first year and 7% thereafter on the gross receipts of telecommunications and broadcast companies, in lieu of the VAT. There are also various bills in Congress which propose to tax telecommunications services, among them, the imposition of a tax on mobile phone companies on all text entries to text games; the imposition of a Php0.50 specific tax on each SMS to be borne by the cellular phone companies; and the imposition of a 10% ad valorem tax on all cellular phone calls using 3G.
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
In 2009, the NTC issued a number of directives that regulate the manner in which we conduct our business:
•	On July 3, 2009, the NTC issued Memorandum Circular No. 03-07-2009, imposing an extension of the expiration of the prepaid loads from two months to various expiration periods ranging from from three days to 120 days. Smart has been implementing the new validity period of prepaid loads since July 19, 2009.
•	On July 7, 2009, the NTC amended its rules on broadcast messaging in Memorandum Circular No. 04-07-2009, prohibiting content and/or information providers from initiating push messages. It further requires that subscribers be the party to initiate any services with public telecommunication entities and/or content providers, be sent a notification when they subscribe for any service and be given an option whether to continue with the availed service.
•	On July 23, 2009, the NTC issued Memorandum Circular No. 05-07-2009 mandating cellular operators, including Smart, to charge calls on a maximum six-second pulse basis instead of the previous per minute basis whether the subscriber is prepaid or postpaid. The NTC granted Smart the provisional authority to charge new rates and implement six second pulse scheme on December 5, 2009. Smart subsequently implemented the six seconds per pulse directive by billing on a six second per pulse basis, if subscribers entered additional dialing numbers as a prefix before the actual number. The NTC opposed Smart’s implementation of the six seconds per pulse directive. As of March 31, 2010, the matter is pending before the Court of Appeals and is the subject of a temporary restraining order preventing the NTC from implementing its six second per pulse billing directive.
•	The six second per pulse billing scheme is expected to have a negative impact on Smart’s revenue, profit and ARPU as this is expected to decrease the amount of time billed per call as a result of moving to shorter billing intervals of six seconds from the previous one minute.
See Item 3. “Key Information — Risk Factors — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes.”
In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act, R.A. 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares within a period of five years from: (a) the date the law became effective; or (b) the entity’s first start of commercial operations, whichever date is later. PLDT and Piltel have complied with this requirement. However, Smart has not conducted a public offering of its shares. If Smart is found to be in violation of R.A. 7925, this could result in a revocation of the franchise of Smart and in the filing of a quo warranto case against Smart by the Office of the Solicitor General of the Philippines. See Item 3. “Key Information — Risk Factors — The franchise of Smart may be revoked due to its failure to conduct a public offering of its shares” for further discussion.

In 2008, in connection with the NTC’s efforts to enhance competition within the telecommunications industry in the Philippines, the NTC issued Memorandum Circulars on the following:
(a)	guidelines on the mandatory interconnection of backhaul networks to the cable landing station, which were issued on October 7, 2008 and became effective on October 23, 2008; and
(b)	guidelines on the interconnection of LECs in local calling areas that eliminate interconnection access charges between LECs within a local calling area, which were issued on May 30, 2008 and became effective on June 17, 2008.
In addition, on April 14, 2009, the NTC released the implementing guidelines on developing reference access offers, which are statements of the prices, terms and conditions under which a telecommunications carrier proposes to provide access to its network or facilities to another such carrier or value-added service provider.
Competition
Including us, there are nine major LECs, 11 international gateway facility providers and seven cellular service providers in the country. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly data and other network services segments.
Cellular Service
There are presently seven operating service providers, namely Smart, Piltel, Globe, Innove, Digitel, Express Telecom, or Extelcom and CURE. Globe acquired Innove to form one operating group while Smart, Piltel and CURE, all being part of the PLDT Group, form another operating group. These two operating groups have an approximately 86% share of the Philippine cellular market. There are therefore effectively two large competitors in the Philippine cellular market. The third active operator, Digitel, commenced its cellular service, Sun Cellular, on March 29, 2003 and is estimated to have an approximately 14% share of the cellular market as at December 31, 2009. Extelcom operates on an analog platform and is estimated to have minimal subscribers. In December 2005, the NTC awarded four out of five 3G licenses to existing cellular operators Smart, Globe, Digitel and to a new entrant, CURE. The NTC has yet to award a fifth license to another operator.
Competition in the cellular industry has intensified with the increased availability of affordably priced handsets offering a range of new functions and the introduction by competitors of new and improved plans for postpaid subscribers, reduced rates per minute and aggressive marketing and promotional strategies. The principal bases of competition are price, including handset cost, quality of service, network reliability, geographic coverage and attractiveness of packaged services. Smart’s network leads the industry in terms of coverage with 9,727 cellular/mobile broadband base stations as at December 31, 2009.
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
In order to avail themselves of promotions and cost efficient network-to-network calling rates, cellular subscribers in the Philippines have increasingly been subscribing to the services of multiple wireless operators. As a result, the increases in 2008 and 2009 in our cellular subscriber base and the penetration rate of the wireless market in the Philippines were primarily attributable to such “multiple SIM card ownership”.
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
There are currently four major fixed wireless landline services in the market that resemble a cellular phone service but provide the same tariff structure of a fixed line service such as the charging of monthly service fees. The earliest such service was provided by Digitel in the fourth quarter of 2005 at a fixed monthly rate of Php672. This service is provided mostly in selected areas of Southern and Northern Luzon where Digitel was lacking fixed cable facilities. Globe quickly followed suit with a similar service at a monthly rate of Php995 which bundled a wireless landline and broadband internet connection of 384 kbps. This service is offered in limited areas of Metropolitan Manila like Makati, Las Piñas, the Visayas region and selected areas of Southern Luzon like Cavite and Batangas.
BayanTel launched a similar service at lower rates in the second half of 2006, which service maintains two major price points open to both residential and business subscribers. This service is available under two plans, a plan at a monthly rate of Php699 for customers in Metro Manila and a plan at a monthly rate of Php599 for customers in selected regional areas of the Philippines.
In March 2007, we launched the PLDT Landline Plus, a postpaid fixed wireless service which was initially available only in regional areas where there were no available PLDT fixed cable facilities, at a flat monthly rate of Php499, and which was subsequently extended to other areas, including Metro Manila, and increased to a monthly rate of Php600 with 600 local minutes free for residential and Php1,000 with 1,000 local minutes free for business subscribers. In March 2008, we introduced the prepaid variant of the PLDT Landline Plus.
International Long Distance Service
Including us, there are 11 licensed international gateway facility operators in the country. While we have so far been able to maintain a leadership position in this highly competitive segment of the industry, our market share in recent years has declined as a result of: (1) competition from other international gateway facility operators and illegal international simple resale operators; (2) an increase in inbound and outbound international long distance calls terminating to and originating from the growing number of cellular subscribers; and (3) the popularity of alternative and cheaper modes of communication such as text messaging, e-mail, internet telephony and the establishment of virtual private networks for several corporate entities, further heightening the competition.
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
Properties
We own four office buildings located in Makati City and own and operate 228 exchanges nationwide, of which 48 are located in the Metropolitan Manila area. The remaining 180 exchanges are located in cities and small municipalities outside Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications. As at December 31, 2009, we had 5,539 cellular cell sites and 9,727 cellular/mobile broadband base stations.
As at December 31, 2009, our principal properties, excluding property under construction, consisted of the following, based on net book values:
•	68% consisted of cable, wire and cellular facilities, including our domestic fiber optic network, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;
•	15% consisted of central office equipment, including five international gateway facilities, six pure national toll exchanges and 15 combined local and toll exchanges, and our communications satellite;
•	11% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;
•	5% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers’ premises; and
•	1% consisted of other work equipment.

For more information on these properties, see Note 9 — Property, Plant and Equipment to the accompanying consolidated financial statements in Item 18.
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
On February 7, 2008, SBI completed the acquisition of the Cluster 3 LEC assets of Cruz Telephone Company, Inc., or Cruztelco, a local exchange operator offering fixed line services in key parts of Visayas and Mindanao and some parts of Luzon. Please see Note 9 — Property, Plant and Equipment — SBI’s Acquisition of Cluster 3 Assets from Cruz Telephone Company, Inc., or Cruztelco in the accompanying consolidated financial statements in Item 18 for further discussion.
On October 22, 2009, Mabuhay Satellite entered into SWLPA and OMA with Asia Broadcast Satellite Holdings, Ltd., or ABS, a Bermuda company engaged in the satellite business, involving the wholesale lease by ABS of theAgila 2 satellite from Mabuhay Satellite and, upon the satisfaction of various conditions precedent, the purchase by ABS of the business of Mabuhay Satellite. As at December 31, 2009, all significant closing conditions have been secured. On January 18, 2010, Mabuhay Satellite, ABS and Asia Broadcast Satellite, Ltd., formally executed a Conditions Precedent Waiver and First Closing Confirmation, confirming that the first closing is deemed to have occurred effective December 31, 2009. First closing means the date when the assignment of customer contracts to ABS became effective and the approval or confirmation of SWLPA by stockholders of Mabuhay Satellite representing at least two-thirds of its outstanding capital stock was obtained. Following the confirmation of first closing, the wholesale lease of transponders by Mabuhay Satellite to ABS was considered as a finance lease and the transaction was recognized as sale of satellite for a total consideration of US$9.9 million, or Php460 million, including the cost of customer contracts as at December 31, 2009.
PLDT has various long-term lease contracts, the bulk of which have lease terms ranging from two to ten years covering certain offices, warehouses, telecommunications equipment locations and various office equipment. For more information on the obligations relating to these properties and long-term obligations, see Note 26 — Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18.
For 2010, we expect that cash from operations should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to maximize existing technologies and increase capacity to accommodate expected continued increases in call and text volumes as a result of unlimited voice and text offerings and other promotions. Our 2010 budget for consolidated capital expenditures is approximately Php28.6 billion, of which approximately Php16.4 billion is budgeted to be spent by Smart, approximately Php10.8 billion is budgeted to be spent by PLDT and the balance represents the budgeted capital spending of our other subsidiaries.
Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and Financial Review and Prospects
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” and elsewhere in this report. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. For convenience, certain peso financial information in the following discussions has been translated to U.S. dollars at the exchange rate at December 31, 2009 of Php46.43 to US$1.00, as quoted through the Philippine Dealing System.
Overview
We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into business units based on our products and services and have three reportable operating sergments which serve as the basis for management’s decision to allocate resources and evaluate operating performance:
•	Wireless — wireless telecommunications services provided by Smart, Piltel (on August 17, 2009, Smart acquired the cellular business of Piltel) and CURE, our cellular service providers; SBI, BOW, Airborne Access and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operator; Mabuhay Satellite and ACeS Philippines, our satellite operators;
•	Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, Subictel, Philcom, Maratel, SBI, PDSI, BCC and PLDT Global, all of which account for approximately 4% of our consolidated fixed line subscribers; and
•	Information and Communications Technology — information and communications infrastructure and services for internet applications, IP-based solutions and multimedia content delivery provided by ePLDT and BayanTrade Group; knowledge processing solutions provided by the SPi Group; customer interaction solutions provided under the umbrella brand name ePLDT Ventus, through Ventus, Parlance and Vocativ; internet access and online gaming services provided by Infocom, Digital Paradise, netGames and Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 — Investments in Associates and Joint Ventures to the accompanying consolidated financial statements in Item 18.
For a more detailed overview of our three main business segments, please see Item 4. “Information on the Company — Organization — Wireless”, Item 4. “Information on the Company — Organization — Fixed Line” and Item 4. “Information on the Company — Organization — Information and Communications Technology”, respectively.
Key performance indicators and drivers that our management uses for the management of our business include, among others, the general economic conditions in the Philippines, our subscriber base, traffic volumes, and interconnection arrangements.
In addition, our results of operations and financial position are with increasing significance affected by fluctuations of the Philippine peso against the U.S. dollar. Since a substantial portion of our indebtedness is denominated in U.S. dollars, a depreciation or appreciation of the Philippine peso against the U.S. dollar as at the end of the most recent fiscal year compared to the end of the previous fiscal year may result in our recognition of significant foreign exchange losses or gains, respectively. For example, the Philippine peso appreciated against the U.S. dollar from Php47.65 as at December 31, 2008 to Php46.43 as at December 31, 2009, as a result of which we recognized in 2009 foreign exchange gains in the amount of Php909 million, representing a change of Php7,079 million from a foreign exchange losses of Php6,170 million recognized in 2008. This change more than offset the increase in our expenses in 2009 and, together with lower provision for income tax in 2009, was the primary reason for an increase in our net income in 2009 compared to 2008. Moreover, since approximately 34% of our revenues are either denominated in U.S. dollars or linked to the U.S. dollar, a depreciation or appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar increases or decreases our revenues in peso terms and increases or decreases our cash flow from operations, respectively. For example, in 2009, the depreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar from Php44.47 in 2008 to Php47.64 in 2009 increased our U.S. dollar and U.S. dollar-linked revenues in peso terms. Furthermore, fluctuations of the Philippine peso against the U.S. dollar resulted in gains or losses on our derivative financial instruments, which with increasing significance affect our results of operations and financial position. For example, we recognized in 2009 net losses on derivative financial instruments of Php1,006 million compared to net gains of Php3,115 million in 2008. Please see Item 3. “Key Information — Risk Factors — Our result of operations and financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar”.
Critical Accounting Policies
The preparation of our consolidated financial statements in conformity with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the reporting date. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years. Please see Note 3 — Management’s Use of Judgments, Estimates and Assumptions to the accompanying consolidated financial statements in Item 18 for further discussion.
Judgments
In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.
Determination of functional currency
The functional currencies of the entities under PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.
The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso except for SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, and certain subsidiaries of Chikka, for which the functional currency is the U.S. dollar; Thai baht for Digipar Thailand; and Singapore dollar for SCH, SGP, 3rd Brand, BOW, and certain subsidiaries of BayanTrade.
Leases
As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases, which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php4,055 million, Php3,656 million and Php2,762 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total finance lease obligations as at December 31, 2009 and 2008 amounted to Php64 million and Php70 million, respectively. See Note 20 — Interest-bearing Financial Liabilities, Note 26 — Contractual Obligations and Commercial Commitments and Note 28 — Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18.

Estimates and Assumptions
The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:
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
Determining the recoverable amount of property, plant and equipment, investments, intangible assets and other noncurrent assets, requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.
The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under IFRS. Total impairment charges (including provision for doubtful account receivables and write-down of inventories and supplies) for the years ended December 31, 2009, 2008 and 2007 amounted to Php5,061 million, Php4,180 million and Php1,317 million, respectively. See Note 4 — Operating Segment Information, Note 5 — Income and Expenses and Note 10 — Investments in Associates and Joint Ventures to the accompanying consolidated financial statements in Item 18.
The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, trade and other receivables, inventories and supplies and prepayments are separately disclosed in Notes 9, 10, 14, 16, 17 and 18, respectively, to the accompanying consolidated financial statements in Item 18.
Estimating useful lives of property, plant and equipment
We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least at each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.
The total depreciation and amortization of property, plant and equipment amounted to Php25,607 million, Php24,709 million and Php28,613 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization, amounted to Php161,256 million and Php160,326 million as at December 31, 2009 and 2008, respectively. SBI recognized additional depreciation and amortization charge of Php830 million for the year ended December 31, 2009 due to a decrease in the estimated useful lives of certain customer premise equipment included in the telecommunications equipment account as a result of decreased expected economic benefits from such equipment. See Note 4 — Operating Segment Information and Note 9 — Property, Plant and Equipment to the accompanying consolidated financial statements in Item 18.
Determining the fair value of investment properties
We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties are annually performed every December 31.

Net gains from fair value adjustments in our investment properties for the years ended December 31, 2009, 2008 and 2007 amounted to Php352 million, Php59 million and Php3 million, respectively. Total carrying values of our investment properties as at December 31, 2009 and 2008 amounted to Php1,210 million and Php617 million, respectively. See Note 12 — Investment Properties to the accompanying consolidated financial statements in Item 18.
Goodwill and intangible assets
Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method starting January 1, 2009 and purchase method for prior year acquisitions, which require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.
Intangible assets acquired from business combination with finite lives are amortized over the useful economic life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.
The total amortization of intangible assets amounted to Php368 million, Php377 million and Php390 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total carrying values of goodwill and intangible assets as at December 31, 2009 and 2008 amounted to Php13,024 million and Php10,450 million, respectively. See Note 13 — Business Combinations and Acquisition of Non-Controlling Interests and Note 14 — Goodwill and Intangible Assets to the accompanying consolidated financial statements in Item 18.
Recognition of deferred income tax assets and liabilities
We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduced these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart and some of its subsidiaries’ projected gross margin, they expect to use the OSD method in the foreseeable future.
Based on the above assessment, our unrecognized consolidated deferred income tax assets due to insufficient taxable income as at December 31, 2009 and 2008 amounted to Php1,236 million and Php545 million, respectively. In addition, our unrecognized deferred income tax assets and liabilities for items which would not result to future tax consequences when using the OSD method amounted to Php4,280 million and Php984 million, respectively. Total consolidated provision for deferred income tax amounted to Php656 million, Php2,715 million and Php8,031 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total consolidated net deferred income tax assets as at December 31, 2009 and 2008 amounted to Php7,721 million and Php9,605 million, respectively, while total consolidated net deferred income tax liabilities as at December 31, 2009 and 2008 amounted to Php1,321 million and Php1,288 million, respectively. See Note 4 — Operating Segment Information and Note 7 — Income Tax to the accompanying consolidated financial statements in Item 18.

Estimating allowance for doubtful accounts
If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are reevaluated and adjusted as additional information received affect the amounts estimated.
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
Total asset impairment provision for trade and other receivables recognized in our consolidated income statements amounted to Php2,335 million, Php1,079 million and Php417 million for the years ended December 31, 2009, 2008 and 2007, respectively. Trade and other receivables, net of asset impairment, amounted to Php14,729 million and Php15,909 million as at December 31, 2009 and 2008, respectively. See Note 4 — Operating Segment Information, Note 5 — Income and Expenses, Note 16 — Trade and Other Receivables and Note 28 — Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18.
Estimating net realizable value of inventories and supplies
We write down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete and unusable are written-off and charged as expense in our consolidated income statement.
Total write-down of inventories and supplies recognized for the years ended December 31, 2009, 2008 and 2007 amounted to Php389 million, Php242 million and Php243 million, respectively. The carrying values of inventories and supplies amounted to Php2,165 million and Php2,069 million as at December 31, 2009 and 2008, respectively. See Note 4 — Operating Segment Information, Note 5 — Income and Expenses and Note 17 — Inventories and Supplies to the accompanying consolidated financial statements in Item 18.
Estimation of pension benefit costs and retirement benefits
The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed at each reporting date.
Total consolidated pension benefit costs amounted to Php1,306 million, Php725 million and Php1,773 million for the years ended December 31, 2009, 2008 and 2007, respectively. Unrecognized net actuarial loss as at December 31, 2009 and 2008 amounted to Php2,474 million and Php1,126 million, respectively. As at December 31, 2009, the prepaid benefit costs amounted to Php5,414 million. As at December 31, 2009 and 2008, the accrued benefit costs amounted to Php359 million and Php2,623 million, respectively. See Note 5 — Income and Expenses, Note 18 — Prepayments and Note 25 — Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18.

Share-based payment transactions
Our LTIP grants SARs to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated statements of income. The estimates and assumptions are described in Note 25 — Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18 and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as expense for the years ended December 31, 2009, 2008 and 2007 amounted to Php1,833 million, Php1,281 million and Php1,448 million, respectively. As at December 31, 2009 and 2008, outstanding LTIP liability amounted to Php4,582 million and Php2,749 million, respectively. See Note 5 — Income and Expenses, Note 23 — Accrued Expenses and Other Current Liabilities and Note 25 — Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18.
Provision for asset retirement obligations
Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,204 million and Php1,100 million as at December 31, 2009 and 2008, respectively. See Note 21 — Deferred Credits and Other Noncurrent Liabilities to the accompanying consolidated financial statements in Item 18.
Provision for legal contingencies and tax assessments
We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 — Provisions and Contingencies to the accompanying consolidated financial statements in Item 18.
Revenue recognition
Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.
Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that use of such estimates will not result in material adjustments in future periods.
Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless business are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence.

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
Determination of fair values of financial assets and liabilities
Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
Total fair values of financial assets and liabilities as at December 31, 2009 amounted to Php58,225 million and Php164,998 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2008 amounted to Php59,463 million and Php119,717 million, respectively. See Note 28 — Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18.
New Accounting Standards, Interpretations and Amendments to Existing Standards Effective Subsequent to December 31, 2009
Please see Note 2 — Summary of Significant Accounting Policies to the accompanying consolidated financial statements in Item 18 for a discussion of new accounting standards that will become effective subsequent to December 31, 2009 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations
The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, net income (loss) and net income (loss) attributable to equity holders of PLDT for the years ended December 31, 2009, 2008 and 2007. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

								Inter-segment
	Wireless		Fixed Line		ICT			Transactions	Consolidated
	(in millions)
For the year ended December 31, 2009
Revenues	Php	97,524	Php	51,373	Php	11,549	Php	(12,453)	Php	147,993
Expenses		52,432		39,081		11,289		(12,691)		90,111
Other income (expenses)		1,149		(4,170)		216		(238)		(3,043)
Income before income tax		46,241		8,122		476		—		54,839
Net income		33,727		5,864		504		—		40,095
Net income attributable to equity holders of PLDT		33,394		5,854		533		—		39,781
For the year ended December 31, 2008
Revenues		95,852		49,686		10,983		(10,684)		145,837
Expenses		47,589		35,733		13,267		(10,803)		85,786
Other expenses		2,640		3,173		1		188		6,002
Income (loss) before income tax		45,623		10,780		(2,285)		(69)		54,049
Net income (loss)		29,499		7,732		(2,186)		(69)		34,976
Net income (loss) attributable to equity holders of PLDT		28,628		7,727		(1,969)		(69)		34,317
For the year ended December 31, 2007
Revenues		89,299		48,832		10,322		(9,749)		138,704
Expenses		44,530		37,891		11,005		(9,839)		83,587
Other income (expenses)		2,577		(64)		472		(21)		2,964
Income (loss) before income tax		47,346		10,877		(211)		69		58,081
Net income (loss)		31,780		7,519		(94)		69		39,274
Net income attributable to equity holders of PLDT		31,674		7,516		30		69		39,289
2009 Compared to 2008
On a Consolidated Basis
Revenues
Our revenues for 2009 increased by Php2,156 million, or 1%, to Php147,993 million from Php145,837 million in 2008. This increase was primarily due to an increase in our service revenues by Php2,774 million resulting largely from an increase in the service revenues of our wireless and fixed line businesses, which was primarily due to an increase in the number of our cellular and broadband subscribers, which was partially offset by a decrease in our non-service revenues.
The following table shows the breakdown of our consolidated revenues for the years ended December 31, 2009 and 2008 by business segment:

							Change
	2009		%	2008		%	Amount		%
	(in millions)
Wireless	Php	97,524	66	Php	95,852	66	Php	1,672	2
Fixed line		51,373	34		49,686	34		1,687	3
Information and communications technology		11,549	8		10,983	7		566	5
Inter-segment transactions		(12,453)	(8)		(10,684)	(7)		(1,769)	17

Consolidated	Php	147,993	100	Php	145,837	100	Php	2,156	1

Expenses
Our expenses in 2009 increased by Php4,325 million, or 5%, to Php90,111 million from Php85,786 million in 2008 largely resulting from increases in compensation and employee benefits, depreciation and amortization, asset impairment, rent and other operating expenses partly offset by lower provisions, professional and other contracted services, and communication, training and travel expenses. As a percentage of our consolidated revenues, consolidated expenses increased to 61% in 2009 from 59% in 2008.

The following table shows the breakdown of our consolidated expenses for the years ended December 31, 2009 and 2008 by business segment:

							Change
	2009		%	2008		%	Amount		%
	(in millions)
Wireless	Php	52,432	58	Php	47,589	55	Php	4,843	10
Fixed line		39,081	43		35,733	42		3,348	9
Information and communications technology		11,289	13		13,267	16		(1,978)	(15)
Inter-segment transactions		(12,691)	(14)		(10,803)	(13)		(1,888)	17

Consolidated	Php	90,111	100	Php	85,786	100	Php	4,325	5

Other Expenses
Other expenses decreased by Php2,959 million, or 49%, to Php3,043 million in 2009 as compared with Php6,002 million in 2008. The decrease was primarily due to the combined effects of the following: (i) net foreign exchange gains of Php909 million in 2009 as compared with net foreign exchange losses of Php6,170 million in 2008 due to the appreciation of the Philippine peso to the U.S. dollar to Php46.43 as at December 31, 2009 from Php47.65 as at December 31, 2008; (ii) an increase in other income of Php404 million primarily due to a gain on fair value adjustment of investment properties and a gain on the dissolution of Mabuhay Space Holdings Limited, a joint venture between Mabuhay Satellite and Space Systems/Loral, Inc.; (iii) an increase in equity share in net earnings of associates and joint ventures by Php178 million due to the share in net earnings of Meralco from July 15, 2009 (Piltel acquired a 20% equity interest of Meralco on July 14, 2009) to December 31, 2009; (iv) lower interest income by Php129 million due to lower average interest rate on money market placements and special deposits; (v) an increase in net financing costs by Php452 million mainly due to higher interest on loans and other related items — net, on account of PLDT’s and Smart’s higher average loan balances, depreciation of foreign exchange rate and lower capitalized interest; and (vi) net losses on derivative financial instruments of Php1,006 million on account of loss on mark-to-market valuation on foreign currency swaps in 2009 as against net gains on derivative financial instruments of Php3,115 million in 2008 due to the effect of the de-designation of foreign currency swaps and option contracts.
The following table shows the breakdown of our consolidated other income (expenses) for the years ended December 31, 2009 and 2008 by business segment:

							Change
	2009		%	2008		%	Amount		%
	(in millions)
Wireless	Php	1,149	38	Php	(2,640)	44	Php	3,789	144
Fixed line		(4,170)	(137)		(3,173)	53		(997)	(31)
Information and communications technology		216	7		(1)	—		217	21,700
Inter-segment transactions		(238)	(8)		(188)	3		(50)	27

Consolidated	Php	(3,043)	100	Php	(6,002)	100	Php	2,959	(49)

Provision for Income Tax
Provision for income tax decreased by Php4,329 million, or 23%, to Php14,744 million in 2009 compared with Php19,073 million in 2008 mainly due to a reduction in the regular corporate income tax rate from 35% to 30% beginning January 2009 and the availment of the optional standard deduction, or OSD, method in the computation of income tax by Smart and certain of our wireless and fixed line subsidiaries.

Net Income
As a result, our consolidated net income in 2009 was Php40,095 million, an increase of Php5,119 million, or 15%, compared to Php34,976 million in 2008 primarily due to lower consolidated other expenses — net, lower consolidated provision for income tax and higher consolidated revenues partially offset by a slight increase in consolidated expenses. The following table shows the breakdown of our consolidated net income for the years ended December 31, 2009 and 2008 by business segment:

							Change
	2009		%	2008		%	Amount		%
	(in millions)
Wireless	Php	33,727	84	Php	29,499	84	Php	4,228	14
Fixed line		5,864	15		7,732	22		(1,868)	(24)
Information and communications technology		504	1		(2,186)	(6)		2,690	123
Inter-segment transactions		—	—		(69)	—		69	100

Consolidated	Php	40,095	100	Php	34,976	100	Php	5,119	15

On a Business Segment Basis
Wireless
Revenues
Revenues generated from our wireless business amounted to Php97,524 million in 2009, an increase of Php1,672 million, or 2%, from Php95,852 million in 2008. The following table summarizes our total revenues from our wireless business for the years ended December 31, 2009 and 2008 by service segment:

							Increase (Decrease)
	2009		%	2008		%	Amount		%
	(in millions)
Wireless Services:
Service Revenues:
Cellular	Php	88,410	91	Php	87,518	92	Php	892	1
Wireless broadband, satellite and others		7,419	7		6,075	6		1,344	22

		95,829	98		93,593	98		2,236	2

Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems		1,695	2		2,259	2		(564)	(25)

Total Wireless Revenues	Php	97,524	100	Php	95,852	100	Php	1,672	2

Service Revenues
Our wireless service revenues increased by Php2,236 million, or 2%, to Php95,829 million in 2009 as compared with Php93,593 million in 2008, mainly as a result of the growth in the cellular and wireless broadband subscriber base. In particular, revenues from voice services increased due to the introduction of new unlimited voice offers, the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar on our dollar-linked revenues to Php47.64 in 2009 from Php44.47 in 2008, as well as the growth in international inbound call volumes in 2009 as compared with 2008. Revenues from SMS, on the other hand, decreased due to the increase in the number of multiple SIM card ownership, intense competition and the continued decline in SMS yield as a result of aggressive SMS offers. Since the growth in our cellular subscriber base was mainly due to the increase in multiple SIM card ownership especially in the lower income segment of the Philippine wireless market and the increase in our call volumes was primarily due to the introduction of new unlimited voice offers, average monthly cellular ARPUs for 2009 were lower as compared with 2008. Due to the popularity of unlimited voice offers and competitive pressures, we expect this trend to continue. As a percentage of our total wireless revenues, service revenues contributed 98% in both 2009 and 2008.
Cellular Service
Our cellular service revenues in 2009 amounted to Php88,410 million, an increase of Php892 million, or 1%, from Php87,518 million in 2008. Cellular service revenues accounted for 92% of our wireless service revenues in 2009 as compared with 94% in 2008.

The following table shows the breakdown of our cellular service revenues and other key measures of our cellular business as at and for the years ended December 31, 2009 and 2008:

					Increase (Decrease)
	2009		2008		Amount		%
	(in millions)

Cellular service revenues	Php	88,410	Php	87,518	Php	892	1

By service type		85,922		85,079		843	1
Prepaid		79,284		78,743		541	1
Postpaid		6,638		6,336		302	5

By component		85,922		85,079		843	1
Voice		38,850		37,275		1,575	4
Data		47,072		47,804		(732)	(2)

Others(1)		2,488		2,439		49	2

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and share in PLDT’s WeRoam and PLDT Landline Plus services, a small number of leased line contracts, revenues from Wolfpac and other Smart subsidiaries.

			Increase (Decrease)
	2009	2008	Amount	%

Cellular subscriber base	41,328,641	35,224,604	6,104,037	17
Prepaid	40,893,098	34,826,468	6,066,630	17
Smart Buddy	23,762,814	20,501,617	3,261,197	16
Talk ‘N Text(1)	17,050,713	14,308,493	2,742,220	19
Red Mobile(2)	79,571	16,358	63,213	386
Postpaid	435,543	398,136	37,407	9

Systemwide traffic volumes (in millions)
Calls (in minutes)	13,327	6,708	6,619	99
Domestic — outbound	10,404	3,810	6,594	173
International	2,923	2,898	25	1
Inbound	2,733	2,677	56	2
Outbound	190	221	(31)	(14)

SMS count	279,496	249,691	29,805	12
Text messages	277,869	248,051	29,818	12
Domestic	277,558	247,751	29,807	12
Bucket-Priced	256,391	223,373	33,018	15
Standard	21,167	24,378	(3,211)	(13)
International	311	300	11	4
Value-Added Services	1,608	1,614	(6)	—
Financial Services	19	26	(7)	(27)

(1)	The transfer of Piltel’s cellular business to Smart was completed on August 17, 2009.

(2)	The Red Mobile brand was launched in November 2008 by CURE.
Revenues attributable to our cellular prepaid service amounted to Php79,284 million in 2009, an increase of Php541 million, or 1%, over the Php78,743 million earned in 2008. Prepaid cellular service revenues accounted for 92% and 93% of cellular voice and data revenues in 2009 and 2008, respectively. Revenues attributable to Smart’s postpaid cellular service amounted to Php6,638 million in 2009, an increase of Php302 million, or 5%, over the Php6,336 million earned in 2008, and accounted for 8% and 7% of cellular voice and data revenues in 2009 and 2008, respectively.
Voice Services
Cellular revenues from our voice services, which include all voice traffic and voice value-added services, or VAS, such as voice mail and outbound international roaming, increased by Php1,575 million, or 4%, to Php38,850 million in 2009 from Php37,275 million in 2008 primarily due to the introduction of new unlimited voice offers, the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar on our dollar-linked revenues to Php47.64 in 2009 from Php44.47 in 2008 and the growth in inbound international call volumes. Cellular voice services accounted for 44% of our cellular service revenues in 2009 as compared with 43% in 2008.

Domestic outbound calls totaled 10,404 million minutes in 2009, an increase of 6,594 million minutes, or 173%, as compared with 3,810 million minutes in 2008 mainly due to increased usage resulting from unlimited voice offerings. Due to the popularity of unlimited voice offers and competitive pressures, we expect this trend to continue and to be required to further expand the capacity of our networks. International inbound and outbound calls totaled 2,923 million minutes in 2009, an increase of 25 million minutes, or 1%, as compared with 2,898 million minutes in 2008, mainly due to an increase in our cellular subscriber base.
On June 26, 2009, Smartalk, Smart’s unlimited voice offering, was made available to Smart Buddy and Smart Gold subscribers nationwide. The new service does not require any change in SIM card or cellular phone number and enables Smart Buddy and Smart Gold subscribers to make unlimited domestic calls to any subscriber on the Smart network. Smart subscribers could avail themselves of the service, via registration or via retailer loading, by purchasing loads for unlimited calls which come in two denominations: “Smartalk 100” which offers five days of unlimited calls for Php100 and “Smartalk 500” which offers 30 days of unlimited calls to any subscriber on the Smart network for Php500.
Following the positive response to this service, Smart launched a variant in October 2009, the Smartalk Plus, which offers unlimited calling and on-net texting during off-peak hours and at reduced rates during peak hours. Smartalk Plus’ Php100 load denomination is valid for five days and provides on-net unlimited calls and SMS from 10:01 p.m. to 5:00 p.m. and, call and SMS rates of Php2.50 per minute and Php0.20 per SMS, respectively, from 5:01 p.m. to 10:00 p.m.
Data Services
Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, decreased by Php732 million, or 2%, to Php47,072 million in 2009 from Php47,804 million in 2008. Cellular data services accounted for 53% and 55% of our cellular service revenues in 2009 and 2008, respectively.
The following table shows the breakdown of our cellular data revenues for the years ended December 31, 2009 and 2008:

					Increase (Decrease)
	2009		2008		Amount		%
	(in millions)
Text messaging
Domestic	Php	42,905	Php	43,477	Php	(572)	(1)
Bucket-Priced		26,797		26,461		336	1
Standard		16,108		17,016		(908)	(5)
International		1,668		1,808		(140)	(8)

		44,573		45,285		(712)	(2)

Value-added services
Standard(1)		1,057		1,325		(268)	(20)
Rich Media(2)		998		679		319	47
Pasa Load		413		470		(57)	(12)

		2,468		2,474		(6)	—

Financial services
Smart Money		27		41		(14)	(34)
Mobile Banking		4		4		—	—

		31		45		(14)	(31)

Total	Php	47,072	Php	47,804	Php	(732)	(2)

(1)	Includes standard services such as info-on-demand, ringtone and logo download, etc.

(2)	Includes Multimedia Messaging System, or MMS, internet browsing, General Packet Radio Service, or GPRS, etc.
Text messaging-related services contributed revenues of Php44,573 million in 2009, a decrease of Php712 million, or 2%, as compared with Php45,285 million in 2008, and accounted for 95% of our total cellular data revenues in each of 2009 and 2008. The decrease in revenues from text messaging-related services resulted mainly from the increase in the number of subscribers who also hold SIM cards from other cellular operators and who selectively use such SIM cards in their calls and SMS, intense competition, the continued decline in SMS yield as a result of unlimited SMS offers and alternative means of communication. Text messaging revenues from the various bucket-priced plans totaled Php26,797 million in 2009, an increase of Php336 million, or 1%, as compared with Php26,461 million in 2008. On the other hand, standard text messaging revenues decreased by Php908 million to Php16,108 million in 2009 from Php17,016 million in 2008. The decrease in international text messaging revenues was mainly due to the higher average/effective rate of roaming costs in 2009.

Standard text messages totaled 21,167 million in 2009, a decrease of 3,211 million, or 13%, as compared with 24,378 million in 2008 mainly due to a shift to bucket-priced text services. Bucket-priced text messages in 2009 totaled 256,391 million, an increase of 33,018 million, or 15%, as compared with 223,373 million in 2008.
VAS, which contributed revenues of Php2,468 million in 2009, decreased by Php6 million from Php2,474 million in 2008 primarily due to lower usage of standard services and Pasa Load, which is a service allowing prepaid subscribers to transfer small denominations of air time credits to other prepaid subscribers, owing to the continued patronage of low-denomination top-ups partially offset by higher usage of rich media services.
Subscriber Base, ARPU and Churn Rates
At the end of 2009, Smart (including Piltel’s Talk ‘N Text subscribers which were transferred to Smart on August 17, 2009) and CURE cellular subscribers totaled 41,328,641, an increase of 6,104,037, or 17%, over their combined cellular subscriber base of 35,224,604 at the end of 2008. This increase in our cellular subscriber base was primarily attributable to multiple SIM card ownership which, together with unlimited voice offers, resulted in lower average monthly cellular ARPU for 2009 than in 2008. Our cellular prepaid subscriber base grew by 17% to 40,893,098 in 2009 from 34,826,468 in 2008, while our cellular postpaid subscriber base increased by 9% to 435,543 in 2009 from 398,136 in 2008. Prepaid subscribers accounted for 99% of our total subscriber base in each of 2009 and 2008. Prepaid and postpaid subscribers reflected net activations of 6,066,630 and 37,407, respectively, in 2009 and 5,127,318 and 56,256, respectively, in 2008.
Our net subscriber activations for the years ended December 31, 2009 and 2008 were as follows:

			Increase (Decrease)
	2009	2008	Amount	%

Prepaid	6,066,630	5,127,318	939,312	18
Smart Buddy	3,261,197	504,293	2,756,904	547
Talk ‘N Text(1)	2,742,220	4,606,667	(1,864,447)	(40)
Red Mobile(2)	63,213	16,358	46,855	286

Postpaid	37,407	56,256	(18,849)	(34)

Total	6,104,037	5,183,574	920,463	18

(1)	The transfer of Piltel’s cellular business to Smart was completed on August 17, 2009.

(2)	The Red Mobile brand was launched in November 2008 by CURE.
Our quarterly net subscriber activations over the eight quarters in 2009 and 2008 were as follows:

	2009				2008
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Prepaid	1,692,767	1,575,585	621,154	2,177,124	1,533,812	1,660,040	917,528	1,015,938
Smart Buddy	419,821	523,496	644,932	1,672,948	282,044	130,697	111,487	(19,935)
Talk ‘N Text	1,256,907	1,019,162	(32,419)	498,570	1,251,768	1,529,343	806,041	1,019,515
Red Mobile	16,039	32,927	8,641	5,606	—	—	—	16,358

Postpaid	9,328	17,746	6,806	3,527	1,117	5,027	17,816	32,296

Total	1,702,095	1,593,331	627,960	2,180,651	1,534,929	1,665,067	935,344	1,048,234

For Smart Buddy, the average monthly churn rate for 2009 and 2008 was 4.2% and 4.7%, respectively, while the average monthly churn rate for Talk ‘N Text subscribers was 5.0% and 4.8% in 2009 and 2008, respectively. The average monthly churn rate for Red Mobile subscribers was 12.3% in 2009.
The average monthly churn rate for Smart’s postpaid subscribers were 1.9% and 1.2% for 2009 and 2008, respectively. Smart’s policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or if the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is temporarily disconnected. If the account is not settled within 30 days from temporary disconnection, the account is then considered as churned. From the time that temporary disconnection is initiated, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.
The following table summarizes our cellular average monthly ARPUs for the years ended December 31, 2009 and 2008:

	Gross(1)				Decrease			Net(2)				Decrease
	2009		2008		Amount		%	2009		2008		Amount		%

Prepaid
Smart Buddy	Php	261	Php	290	Php	(29)	(10)	Php	207	Php	230	Php	(23)	(10)
Talk ‘N Text		161		194		(33)	(17)		133		158		(25)	(16)
Red Mobile		20		48		(28)	(58)		13		39		(26)	(67)
Prepaid — Blended(3)		218		254		(36)	(14)		175		203		(28)	(14)
Postpaid — Smart		1,817		2,065		(248)	(12)		1,313		1,483		(170)	(11)
Prepaid and Postpaid Blended(4)		235		274		(39)	(14)		188		217		(29)	(13)

(1)	Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, including discounts, allocated content-provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)	Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income net of interconnection expense, but net of discounts and content-provider costs, by the average number of subscribers in the month.

(3)	The average monthly ARPU of Smart Buddy, Talk ‘N Text and Red Mobile.

(4)	The average monthly ARPU of all prepaid and postpaid cellular subscribers.
Prepaid service revenues consist mainly of charges for subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU in 2009 was Php218, a decrease of 14%, as compared with Php254 in 2008. The decrease was primarily due to a decline in the average outbound and inbound domestic voice and text messaging revenue per subscriber in 2009 as compared with 2008 resulting primarily from the fact that the increase in our cellular subscriber base in 2009 was primarily attributable to multiple SIM card ownership and that the increase in our call volumes resulted primarily from unlimited voice offerings. On a net basis, prepaid blended average monthly ARPU in 2009 was Php175, a decrease of 14%, as compared with Php203 in 2008.
Gross average monthly ARPU for postpaid subscribers decreased by 12% to Php1,817 as net average monthly ARPU also decreased by 11% to Php1,313 in 2009 as compared with Php2,065 and Php1,483 in 2008, respectively. Prepaid and postpaid gross average monthly blended ARPU was Php235 in 2009, a decrease of 14%, as compared with Php274 in 2008. Net average monthly prepaid and postpaid blended ARPU decreased by 13% to Php188 in 2009 from Php217 in 2008.

Our average quarterly prepaid and postpaid ARPUs for 2009 and 2008 were as follows:

	Prepaid												Postpaid
	Smart Buddy				Talk ‘N Text				Red Mobile				Smart
	Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)
2009
First Quarter	Php	272	Php	216	Php	176	Php	144	Php	25	Php	14	Php	1,863	Php	1,364
Second Quarter		269		212		168		138		16		10		1,816		1,278
Third Quarter		249		197		148		122		19		12		1,801		1,307
Fourth Quarter		252		203		152		127		18		15		1,791		1,304

2008
First Quarter		292		230		207		163		—		—		2,013		1,472
Second Quarter		294		232		199		159		—		—		2,134		1,510
Third Quarter		285		223		178		148		—		—		2,078		1,505
Fourth Quarter		291		234		192		162		48		39		2,037		1,445

(1)	Gross quarterly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(2)	Net quarterly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.
Wireless Broadband, Satellite and Other Services
Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI, rentals received for the lease of Mabuhay Satellite’s transponders, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary. Gross revenues from these services in 2009 amounted to Php7,419 million, an increase of Php1,344 million, or 22%, from Php6,075 million in 2008 principally due to the growth in subscribers of our wireless broadband business complemented by the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php47.64 in 2009 from Php44.47 in 2008 on our U.S. dollar and U.S. dollar-linked revenues, partially offset by lower satellite transponder rental revenues owing to lower rental charges and a decrease in the number of transponders being leased out.
SBI offers a number of wireless broadband services and had a total of 1,037,720 subscribers in 2009, an increase of 490,630 subscribers, or 90%, as compared with 547,090 subscribers in 2008. Our postpaid wireless broadband subscriber base grew by 13,094, or 3%, to 436,037 in 2009 from 422,943 in 2008, while our prepaid wireless broadband subscriber base increased by 477,536, or 385%, to 601,683 in 2009 from 124,147 in 2008. Wireless broadband service revenues contributed Php5,383 million to wireless service revenues in 2009, representing an increase of Php1,056 million, or 24%, as compared with Php4,327 million in 2008.
Non-Service Revenues
Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues decreased by Php564 million, or 25%, to Php1,695 million in 2009 as compared with Php2,259 million in 2008 primarily due to the lower average retail price of cellular phonekits and SIM-packs, partly offset by increased sales of broadband data modems.
Expenses
Expenses associated with our wireless business in 2009 amounted to Php52,432 million, an increase of Php4,843 million, or 10%, from Php47,589 million in 2008. A significant portion of this increase was attributable to rent, depreciation and amortization, asset impairment, compensation and employee benefits, professional and other contracted services, and other expenses, partially offset by lower expenses related to provisions, and communication, training and travel expenses. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 54% and 50% in 2009 and 2008, respectively.
Cellular business expenses accounted for 85% of our wireless business expenses, while wireless broadband, satellite and other business expenses accounted for the remaining 15% of our wireless business expenses in 2009 as compared with 90% and 10%, respectively, in 2008.

The following table summarizes the breakdown of our total wireless-related expenses and the percentage of each expense item to the total for the years ended December 31, 2009 and 2008:

							Increase (Decrease)
	2009		%	2008		%	Amount		%
	(in millions)
Wireless Services:
Depreciation and amortization	Php	13,237	25	Php	11,975	25	Php	1,262	11
Rent		10,553	20		9,267	20		1,286	14
Compensation and employee benefits(1)		6,059	12		5,433	11		626	12
Cost of sales		4,363	8		4,236	9		127	3
Repairs and maintenance		4,340	8		4,230	9		110	3
Selling and promotions		4,051	8		3,781	8		270	7
Professional and other contracted services		2,904	6		2,529	5		375	15
Asset impairment		2,026	4		1,006	2		1,020	101
Taxes and licenses		2,022	4		1,872	4		150	8
Communication, training and travel		972	2		1,091	2		(119)	(11)
Insurance and security services		781	1		722	2		59	8
Amortization of intangible assets		126	—		133	—		(7)	(5)
Provisions		—	—		897	2		(897)	(100)
Other expenses		998	2		417	1		581	139

Total	Php	52,432	100	Php	47,589	100	Php	4,843	10

(1)	Includes salaries and employee benefits, long-term incentive plan, or LTIP, pension and manpower rightsizing program, or MRP, costs.
Depreciation and amortization charges increased by Php1,262 million, or 11%, to Php13,237 million in 2009 principally due to increased depreciation on the growing asset base of 3G and broadband networks, and broadband customer-deployed equipment, partly offset by a decrease in the depreciable asset base of our 2G network. Going forward, we expect our depreciation and amortization expenses to increase in line with our expected increase in our capital expenditures in 2010.
Rent expenses increased by Php1,286 million, or 14%, to Php10,553 million on account of an increase in international and domestic circuits leased by Smart from PLDT, as well as higher site rental expenses. In 2009, we had 5,539 cell sites, 9,727 cellular/mobile broadband base stations and 2,007 fixed wireless broadband-enabled base stations, as compared with 5,284 cell sites, 8,477 cellular/mobile broadband base stations and 1,986 fixed wireless broadband-enabled base stations in 2008.
Compensation and employee benefits expenses increased by Php626 million, or 12%, to Php6,059 million primarily due to increased provision for LTIP, MRP cost, merit-based increases, and employee upgrades and promotions. The increase was partly offset by a decrease in employee headcount of Smart and subsidiaries by 94 to 5,454 in 2009 as compared with 5,548 in 2008. For further discussion of our LTIP, please see Note 25 — Share-based Payments and Employee Benefits of the accompanying consolidated financial statements in Item 18.
Cost of sales increased by Php127 million, or 3%, to Php4,363 million primarily due to higher sales volume of broadband data modems in 2009 and an increase in retention transactions, partly offset by the lower combined average cost of cellular phonekits and SIM-packs.
Repairs and maintenance expenses increased by Php110 million, or 3%, to Php4,340 million mainly due to an increase in network maintenance costs and electricity consumption, partly offset by lower fuel costs for power generation and lower software maintenance expenses.
Selling and promotion expenses increased by Php270 million, or 7%, to Php4,051 million primarily due to higher advertising, promotional campaigns and public relations expenses.
Professional and other contracted services increased by Php375 million, or 15%, to Php2,904 million primarily due to the increase in call center service fees, partly offset by lower contracted service fees, payment facility fees, consultancy and technical service fees.
Asset impairment increased by Php1,020 million, or 101%, to Php2,026 million mainly due to higher impairment on fixed assets and intangibles, higher provision for uncollectible receivables and higher provision for obsolescence of slow-moving handsets and broadband routers and modems.

Taxes and licenses increased by Php150 million, or 8%, to Php2,022 million primarily due to higher business-related taxes and license fees.
Communication, training and travel expenses decreased by Php119 million, or 11%, to Php972 million primarily due to lower travel, training, fuel, communication and hauling expenses incurred in 2009.
Insurance and security services increased by Php59 million, or 8%, to Php781 million primarily due to the increase in the number of sites and higher salary rate of security guards.
Amortization of intangibles decreased by Php7 million, or 5%, to Php126 million primarily due to the full amortization of technical application relating to SBI, partly offset by the amortization of licenses relating to BOW.
Provisions of Php897 million in 2008 pertained to provisions for assessments. Please see Note 27 — Provisions and Contingencies to the accompanying consolidated financial statements in Item 18 for further discussion.
Other expenses increased by Php581 million, or 139%, to Php998 million primarily due to higher various business and wireless operational-related expenses.
Other Income (Expenses)
The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2009 and 2008:

					Change
	2009		2008		Amount		%
	(in millions)
Other Income (Expenses):
Gains (losses) on derivative financial instruments — net	Php	1,166	Php	(241)	Php	1,407	584
Interest income		1,139		1,197		(58)	(5)
Foreign exchange gains (losses) — net		387		(1,771)		2,158	122
Equity share in net losses of associates		(68)		(119)		51	(43)
Financing costs — net		(2,619)		(2,029)		(590)	29
Others		1,144		323		821	254

Total	Php	1,149	Php	(2,640)	Php	3,789	144

Our wireless business segment generated other income — net of Php1,149 million in 2009, an increase of Php3,789 million, or 144%, as against other expenses — net of Php2,640 million in 2008 primarily due to the combined effects of the following: (1) net foreign exchange gains of Php387 million in 2009 as against net losses on foreign exchange revaluation of Php1,771 million in 2008 mainly due to the appreciation of the Philippine peso to the U.S. dollar in 2009; (2) net gains on derivative financial instruments of Php1,166 million in 2009 as against net losses on derivative transactions of Php241 million in 2008 mainly due to a gain in the mark-to-market valuation of Php1,170 million relating to the derivative option of the exchangeable note purchased as part of the Meralco share acquisition by Piltel in 2009; (3) increase in other income by Php821 million mainly due to Smart’s equipment rental and gain on dissolution of Mabuhay Space Holdings Limited (please see to Note 10 — Investments in Associates and Joint Ventures of the accompanying consolidated financial statements in Item 18 for further discussion); (4) decrease in equity share in net losses of associates by Php51 million, mainly from the decline in equity share in net losses in BOW complemented by the share in net earnings of Meralco of Php398 million from July 15, 2009 (Piltel acquired 20% equity interest of Meralco) to December 31, 2009, net of amortization of share in Meralco intangibles of Php41 million and depreciation of fair value adjustment of certain Meralco’s utility, plant and others of Php59 million, partly offset by a Php381 million loss on the re-measurement of Smart’s investment in BOW; and (5) higher net financing costs by Php590 million primarily due to higher interest on loans and other related items — net on account of Smart’s higher average loan balances, foreign exchange rate, interest rate, and lower capitalized interest.
Provision for Income Tax
Provision for income tax decreased by Php3,610 million, or 22%, to Php12,514 million in 2009 from Php16,124 million in 2008. In 2009, the effective tax rate for our wireless business was 27% as compared with 35% in 2008 mainly due to the reduction in the regular corporate income tax rate from 35% to 30% beginning January 2009 and availment of OSD in the computation of regular corporate income tax.

Net Income
Our wireless business segment recorded a net income of Php33,727 million in 2009, an increase of Php4,228 million, or 14%, from Php29,499 million recorded in 2008 primarily due to an increase of Php3,789 million in other income — net, a decrease of Php3,610 million in provision for income tax and a Php2,236 million increase in wireless service revenues, partially offset by an increase in wireless-related expenses of Php4,843 million and a Php564 million decrease in non-service revenues.
Fixed Line
Revenues
Revenues generated from our fixed line business amounted to Php51,373 million in 2009, an increase of Php1,687 million, or 3%, from Php49,686 million in 2008. The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2009 and 2008 by service segment:

							Increase (Decrease)
	2009		%	2008		%	Amount		%
	(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	Php	15,681	31	Php	15,923	32	Php	(242)	(2)
International long distance		6,255	12		7,063	14		(808)	(11)
National long distance		5,969	12		6,207	13		(238)	(4)
Data and other network		21,567	42		18,607	37		2,960	16
Miscellaneous		1,668	3		1,466	3		202	14

		51,140	100		49,266	99		1,874	4

Non-Service Revenues:
Sale of computers		233	—		420	1		(187)	(45)

Total Fixed Line Revenues	Php	51,373	100	Php	49,686	100	Php	1,687	3

Service Revenues
Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php1,874 million, or 4%, to Php51,140 million in 2009 from Php49,266 million in 2008 primarily due to an increase in revenues from our data and other network services as a result of higher revenues contributed by our DSL and diginet services, and miscellaneous services, partially offset by a decrease in revenues from our international long distance, local exchange and national long distance services.
For a description of our service offerings, see Item 4 — “Information on the Company — Business — Fixed Line.”
Local Exchange Service
The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2009 and 2008:

					Increase (Decrease)
	2009		2008		Amount		%

Total local exchange service revenues (in millions)	Php	15,681	Php	15,923	Php	(242)	(2)
Number of fixed line subscribers		1,816,541		1,782,356		34,185	2
Postpaid		1,637,981		1,533,687		104,294	7
Prepaid		178,560		248,669		(70,109)	(28)
Number of fixed line employees(1)		7,947		7,813		134	2
Number of fixed line subscribers per employee		229		228		1	—

(1)	Increase in headcount was primarily due to the acquisition of Philcom.

Revenues from our local exchange service decreased by Php242 million, or 2%, to Php15,681 million in 2009 from Php15,923 million in 2008 primarily owing to a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and higher service connection charges, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLDT Landline Plus. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 31% in 2009 as compared with 32% in 2008.
See Item 4 “— Information on the Company — Business — Fixed Line — Local Exchange Service” for further information on our local exchange service.
International Long Distance Service
The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2009 and 2008:

					Decrease
	2009		2008		Amount		%

Total international long distance service revenues (in millions)	Php	6,255	Php	7,063	Php	(808)	(11)
Inbound		5,198		5,667		(469)	(8)
Outbound		1,057		1,396		(339)	(24)

International call volumes (in million minutes, except call ratio)		1,863		2,024		(161)	(8)
Inbound		1,653		1,786		(133)	(7)
Outbound		210		238		(28)	(12)
Inbound-outbound call ratio		7.9:1		7.5:1		—	—
Our total international long distance service revenues decreased by Php808 million, or 11%, to Php6,255 million in 2009 from Php7,063 million in 2008 primarily due to a decrease in inbound and outbound call volumes on account of cellular substitution and the availability of alternative economical modes of communications, such as email, text messaging and/or VoIP calls with lower international calling rates, among others, partially offset by a favorable effect from the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar in 2009. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 12% in 2009 from 14% in 2008.
Our revenues from inbound international long distance service decreased by Php469 million, or 8%, to Php5,198 million in 2009 from Php5,667 million in 2008 due to a decline in inbound traffic volume by 133 million minutes to 1,653 million minutes in 2009 with more traffic terminating to cellular operators where the net revenue retained by us is lower. The decreasing effect was partially offset by a favorable effect from the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar which increased our inbound international long distance revenues, since settlement charges for inbound calls are primarily billed in U.S. dollars.
Our revenues from outbound international long distance service decreased by Php339 million, or 24%, to Php1,057 million in 2009 from Php1,396 million in 2008 primarily due to the decline in outbound international call volumes partially offset by the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php47.64 in 2009 from Php44.47 in 2008, resulting in an increase in the average billing rates to Php47.78 in 2009 from Php43.95 in 2008.
National Long Distance Service
The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2009 and 2008:

					Decrease
	2009		2008		Amount		%

Total national long distance service revenues (in millions)	Php	5,969	Php	6,207	Php	(238)	(4)
National long distance call volumes (in million minutes)		1,822		1,944		(122)	(6)
Our national long distance service revenues decreased by Php238 million, or 4%, to Php5,969 million in 2009 from Php6,207 million in 2008 primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute for our national long distance services due to cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues decreased to 12% in 2009 from 13% in 2008.

Data and Other Network Services
The following table shows information of our data and other network service revenues for the years ended December 31, 2009 and 2008:

					Increase
	2009		2008		Amount		%

Data and other network service revenues (in millions)	Php	21,567	Php	18,607	Php	2,960	16
Number of DSL broadband subscribers		559,664		432,583		127,081	29
In 2009, our data and other network services posted revenues of Php21,567 million, an increase of Php2,960 million, or 16%, as compared with Php18,607 million in 2008 primarily due to increases in leased lines, IP-based and packet-based data services, particularly global data connectivity and PLDT DSL; partially offset by a decrease in PLDT Vibe subscribers. The percentage contribution of this service segment to our fixed line service revenues increased to 42% in 2009 from 38% in 2008.
PLDT DSL contributed revenues of Php7,024 million in 2009, an increase of Php1,664 million, or 31%, as compared with Php5,360 million in 2008 primarily due to an increase in the number of subscribers, which was partially offset by lower ARPU as a result of launching of lower-priced promotional plans. PLDT DSL subscribers increased by 29% to 559,664 subscribers in 2009 from 432,583 subscribers in 2008.
See Item 4 — “Information on the Company — Business — Fixed Line — Data and Other Network Services” for further information on our data and other network services.
Our PLDT WeRoam broadband service, using the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA and WiFi technologies) had 17,023 subscribers in 2009 as compared with 16,243 subscribers in 2008 and contributed Php208 million to our data service revenues in 2009, increasing by Php5 million, or 2%, as compared with Php203 million in 2008.
The continued growth in our data services revenues can be attributed to the consistent growth of the global data business and domestic data business categories as a result of the steady demand for dedicated international connectivity or private networking from the corporate market, offshore and outsourcing industries, and semiconductor market using PLDT’s extensive international alliances and domestic data offerings — Fibernet, Arcstar, other Global Service Providers such as BT-Infonet, Orange Business and Verizon; ISDN has also been increasingly popular with corporate customers, especially the Primary Rate Interface type, I-Gate. International data service revenues increased by Php724 million, or 16%, to Php5,176 million in 2009 from Php4,452 million in 2008 primarily due to an increase in I-Gate revenues by Php605 million, or 55%, to Php1,699 million in 2009 from Php1,094 million in 2008 as a result of Smart’s higher usage and monthly recurring charges.
Domestic data services contributed Php16,391 million in 2009, an increase of Php2,236 million, or 16%, as compared with Php14,155 million in 2008. Growth was driven by the continued increase in DSL subscribers, and IP-VPN and Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers, as demand from the offshoring and outsourcing segment continues to increase.
Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements. Diginet revenues increased by Php481 million, or 7%, to Php7,697 million in 2009 from Php7,216 million in 2008 mainly due to an increase in Smart’s domestic fiber optic network, or DFON, rental to Php5,847 million in 2009 from Php5,444 million in 2008.
Miscellaneous
Miscellaneous service revenues are derived mostly from directory advertising, facilities management and rental fees. In 2009, these service revenues increased by Php202 million, or 14%, to Php1,668 million from Php1,466 million in 2008 mainly due to an increase in facilities management fees and rental income owing to higher co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of 2009 and 2008.

Non-service Revenues
Non-service revenues decreased by Php187 million, or 45%, to Php233 million in 2009 from Php420 million in 2008 primarily due to lower computer sales and a decrease in the cost of fixed wireless service handsets.
Expenses
Expenses related to our fixed line business totaled Php39,081 million in 2009, an increase of Php3,348 million, or 9%, as compared with Php35,733 million in 2008. The increase was primarily due to higher asset impairment, compensation and employee benefits, professional and other contracted services, and rent, which were partly offset by decreases in repairs and maintenance, depreciation and amortization, selling and promotions expenses, cost of sales, and other business-related expenses. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 76% and 72% in 2009 and 2008, respectively.
The following table shows the breakdown of our total fixed line-related expenses and the percentage of each expense item to the total for the years ended December 31, 2009 and 2008:

							Increase (Decrease)
	2009		%	2008		%	Amount		%
	(in millions)
Fixed Line Services:
Depreciation and amortization	Php	11,619	30	Php	11,901	33	Php	(282)	(2)
Compensation and employee benefits(1)		10,637	27		9,093	25		1,544	17
Repairs and maintenance		4,345	11		4,634	13		(289)	(6)
Asset impairment		2,901	8		888	3		2,013	227
Rent		2,749	7		2,492	7		257	10
Professional and other contracted services		2,485	6		2,143	6		342	16
Selling and promotions		1,590	4		1,715	5		(125)	(7)
Taxes and licenses		755	2		769	2		(14)	(2)
Communication, training and travel		658	2		608	2		50	8
Insurance and security services		488	1		487	1		1	—
Cost of sales		310	1		356	1		(46)	(13)
Provisions		—	—		1	—		(1)	(100)
Other expenses		544	1		646	2		(102)	(16)

Total	Php	39,081	100	Php	35,733	100	Php	3,348	9

(1)	Includes salaries and employee benefits, LTIP, pension and MRP costs.
Depreciation and amortization charges decreased by Php282 million, or 2%, to Php11,619 million due to a lower depreciable asset base in 2009 as compared with 2008.
Compensation and employee benefits expenses increased by Php1,544 million, or 17%, to Php10,637 million primarily due to increased salaries and employee benefits due to an increase in headcount resulting from the acquisition of Philcom and the transfer of Smart’s corporate business group to PLDT, and higher provisions for pension costs and LTIP. For further discussion on our LTIP and pension benefits, please see Note 25 — Share-based Payments and Employee Benefits of the accompanying consolidated financial statements in Item 18.
Repairs and maintenance expenses decreased by Php289 million, or 6%, to Php4,345 million primarily due to lower maintenance costs of IT software and domestic cable and wire facilities as less operating and maintenance-related restorations were incurred in 2009 as compared with 2008.
Asset impairment increased by Php2,013 million, or 227%, to Php2,901 million mainly due to impairment loss on the prepaid transponder lease payment to ProtoStar and provision for uncollectible customer receivables. Please see Note 18 — Prepayments and Note 26 — Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18 for the discussion of the prepaid transponder lease to ProtoStar.

Rent expenses increased by Php257 million, or 10%, to Php2,749 million due to an increase in international leased circuit charges and satellite link rental charges, partially offset by a decrease in site rental charges.
Professional and other contracted services increased by Php342 million, or 16%, to Php2,485 million primarily due to higher technical and contracted service fees for customer interaction solutions outsourcing project services.
Selling and promotion expenses decreased by Php125 million, or 7%, to Php1,590 million primarily due to lower spending on marketing and promotion expenses as a result of curtailment on major advertising campaigns in 2009.
Taxes and licenses decreased by Php14 million, or 2%, to Php755 million as a result of lower business-related taxes.
Communication, training and travel expenses increased by Php50 million, or 8%, to Php658 million due to increases in foreign travel and local training expenses, higher mailing and courier and communication charges.
Insurance and security services increased by Php1 million to Php488 million primarily due to higher security services.
Cost of sales decreased by Php46 million, or 13%, to Php310 million due to lower computer-bundled sales in relation to our DSL promotion and WeRoam subscriptions.
Other expenses decreased by Php102 million, or 16%, to Php544 million due to decreases in various business and fixed line operational-related expenses.
Other Expenses
The following table summarizes the breakdown of our total fixed line-related other expenses for the years ended December 31, 2009 and 2008:

					Change
	2009		2008		Amount		%
	(in millions)
Other Income (Expenses):
Foreign exchange gains (losses) — net	Php	532	Php	(4,513)	Php	5,045	112
Interest income		402		448		(46)	(10)
Equity share in net losses of joint ventures		(98)		(74)		(24)	32
Gains (losses) on derivative financial instruments — net		(2,180)		3,444		(5,624)	(163)
Financing costs — net		(3,796)		(3,903)		107	(3)
Others		970		1,425		(455)	(32)

Total	Php	(4,170)	Php	(3,173)	Php	(997)	31

Our fixed line business segment’s other expenses — net amounted to Php4,170 million in 2009, an increase of Php997 million, or 31%, as compared with Php3,173 million in 2008. The change was due to the combined effects of the following: (i) net losses on derivative financial instruments of Php2,180 million in 2009 as against net gains on derivative financial instruments of Php3,444 million in 2008 due to the loss on mark-to-market valuation of foreign currency swaps contracts; (ii) decrease in other income by Php455 million primarily due to lower gain on sale of fixed assets partially offset by the gain on fair value adjustment of investment properties; (iii) net foreign exchange gains of Php532 million on account of gain on foreign exchange revaluation of net foreign currency-denominated liabilities owing to the appreciation of the Philippine peso to the U.S. dollar to Php46.43 as at December 31, 2009 from Php47.65 as at December 31, 2008 as against net foreign exchange losses of Php4,513 million due to the revaluation of net foreign currency-denominated liabilities on account of the depreciation of the Philippine peso to the U.S. dollar to Php47.65 as at December 31, 2008 from Php41.41 as at December 31, 2007; and (iv) a decrease in net financing costs by Php107 million due to lower premium payment in relation with the buyback of bonds in 2009 as compared with 2008 and higher capitalized interest partly offset by higher financing charges.

Provision for Income Tax
Provision for income tax amounted to Php2,258 million, a decrease of Php790 million, or 26%, in 2009 as compared with Php3,048 million in 2008 primarily due to lower taxable income and the reduction in the regular corporate income tax rate from 35% to 30% beginning January 2009.
Net Income
In 2009, our fixed line business segment contributed a net income of Php5,864 million, a decrease of Php1,868 million, or 24%, as compared with Php7,732 million in 2008 primarily as a result of increases in fixed line-related expenses by Php3,348 million mainly due to the impairment loss on the prepaid transponder lease to ProtoStar, increases in compensation and employee benefits, increases in other expenses — net by Php997 million, and a decrease in non-service revenues of Php187 million. The increase in fixed line-related expenses was partially offset by an increase in fixed line service revenues by Php1,874 million and a lower provision for income tax by Php790 million.
Information and Communications Technology
Revenues
Our ICT business provides knowledge processing solutions, customer interaction solutions, internet and online gaming, and data center services.
In 2009, our ICT business generated revenues of Php11,549 million, an increase of Php566 million, or 5%, as compared with Php10,983 million in 2008. This increase was primarily due to the continued growth of our data center service revenues and our internet and online gaming businesses, partially offset by decreases in the revenue contribution of our customer interaction solutions and knowledge processing solutions businesses.
The following table summarizes our total revenues from our ICT business for the years ended December 31, 2009 and 2008 by service segment:

							Increase (Decrease)
	2009		%	2008		%	Amount		%
	(in millions)
Service Revenues:
Knowledge processing solutions	Php	5,215	45	Php	5,272	48	Php	(57)	(1)
Customer interaction solutions		3,319	29		3,402	31		(83)	(2)
Internet and online gaming		1,113	10		976	9		137	14
Data center and others		1,284	11		767	7		517	67

		10,931	95		10,417	95		514	5

Non-Service Revenues:
Point-product sales		618	5		566	5		52	9

Total ICT Revenues	Php	11,549	100	Php	10,983	100	Php	566	5

Service Revenues
Service revenues generated by our ICT business segment amounted to Php10,931 million in 2009, an increase of Php514 million, or 5%, as compared with Php10,417 million in 2008 primarily as a result of an increase in co-location revenues and disaster recovery revenues from our data center business complemented by the growth in our internet and online gaming business. Furthermore, the depreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar in 2009 complemented the increase in ICT business revenues. This was partially offset by the decline in revenues from our knowledge processing solutions and customer interaction solutions. As a percentage of our total ICT business revenues, service revenues remained stable at 95% in 2009 and 2008.

Knowledge Processing Solutions
We provide our knowledge processing solutions business primarily through the SPi Group. Knowledge processing solutions business contributed revenues of Php5,215 million in 2009, a decrease of Php57 million, or 1%, as compared with Php5,272 million in 2008 primarily due to lower revenues contributed by SPi’s healthcare and litigation services. Knowledge processing solutions accounted for 48% and 51% of total service revenues of our ICT business in 2009 and 2008, respectively.
Customer Interaction Solutions
We provide our customer interaction solutions primarily through ePLDT Ventus. Revenues relating to our customer interaction solutions business decreased by Php83 million, or 2%, to Php3,319 million in 2009 from Php3,402 million in 2008 primarily due to the decrease in international dollar-denominated revenues as a result of termination of contracts with certain international clients and shrinkage from existing programs, partially offset by the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar and an increase in domestic revenues. In total, we own and operate approximately 7,140 seats with 5,190 customer service representatives, or CSRs, in 2009 as compared with approximately 6,580 seats with 5,800 CSRs in 2008. As at December 31, 2009 and 2008, ePLDT Ventus had seven customer interaction solution sites. Customer interaction solution revenues accounted for 30% and 33% of total service revenues of our ICT business in 2009 and 2008, respectively.
Internet and Online Gaming
Revenues from our internet and online gaming businesses increased by Php137 million, or 14%, to Php1,113 million in 2009 from Php976 million in 2008 primarily due to an increase in the revenue contribution of Level Up! resulting from its new online games and Infocom’s revenues from handling PLDT’s DSL-related nationwide technical helpdesk operations. Our internet and online gaming business revenues accounted for 10% and 9% of total service revenues of our ICT business in 2009 and 2008, respectively.
Data Center and Others
ePLDT operates an internet data center under the brand name Vitro™, which provides co-location or rental services, server hosting, data disaster recovery and business continuity services, intrusion detection, security services such as firewalls and managed firewalls and other data services. In 2009, our data center contributed revenues of Php1,284 million, an increase of Php517 million, or 67%, from Php767 million in 2008 primarily due to an increase in demand for our co-location or rental services and server hosting services. Our data center revenues accounted for 12% and 7% of total service revenues of our ICT business in 2009 and 2008, respectively.
Non-Service Revenues
Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In 2009, non-service revenues generated by our ICT business increased by Php52 million, or 9%, to Php618 million from Php566 million in 2008 primarily due to higher revenues from sales of software licenses.
In 2009, ePLDT acquired majority equity interest in BayanTrade, Inc., a leading licensed software reseller in the Philippines.
Expenses
Expenses associated with our ICT business totaled Php11,289 million in 2009, a decrease of Php1,978 million, or 15%, as compared with Php13,267 million in 2008 primarily due to lower asset impairment, professional and other contracted services, selling and promotions expenses, depreciation and amortization, and communication, training and travel expenses, partially offset by increases in compensation and employee benefits, cost of sales, and repairs and maintenance. As a percentage of our total ICT revenues, expenses related to our ICT business accounted for 98% and 121% in 2009 and 2008, respectively.

The following table shows the breakdown of our total ICT-related expenses and the percentage of each expense item to the total for the years ended December 31, 2009 and 2008:

							Increase (Decrease)
	2009		%	2008		%	Amount		%
	(in millions)

ICT Services:
Compensation and employee benefits(1)	Php	6,418	57	Php	6,131	46	Php	287	5
Cost of sales		799	7		660	5		139	21
Depreciation and amortization		751	7		833	6		(82)	(10)
Rent		716	6		665	5		51	8
Repairs and maintenance		669	6		573	4		96	17
Professional and other contracted services		592	5		747	6		(155)	(21)
Communication, training and travel		500	4		573	4		(73)	(13)
Amortization of intangible assets		242	2		244	2		(2)	(1)
Asset impairment		134	1		2,286	17		(2,152)	(94)
Selling and promotions		113	1		203	2		(90)	(44)
Taxes and licenses		104	1		98	1		6	6
Insurance and security services		68	1		61	—		7	11
Other expenses		183	2		193	2		(10)	(5)

Total	Php	11,289	100	Php	13,267	100	Php	(1,978)	(15)

(1)	Includes salaries and employee benefits, LTIP, pension and MRP costs.
Compensation and employee benefits increased by Php287 million, or 5%, to Php6,418 million mainly due to basic pay increases as a result of salary rate adjustments, as well as an increase in MRP costs and provisions for LTIP partially offset by the decrease in ePLDT and subsidiaries’ employee headcount by 908, or 6%, to 15,581 in 2009 as compared with 16,489 in 2008.
Cost of sales increased by Php139 million, or 21%, to Php799 million primarily due to higher volume of sales of software licenses and hardware products.
Depreciation and amortization charges decreased by Php82 million, or 10%, to Php751 million primarily due to a decrease in the depreciable asset base of our knowledge processing solutions business on account of lower capital expenditures in 2009 as compared with 2008.
Rent expenses increased by Php51 million, or 8%, to Php716 million primarily due to higher office building and site rental charges.
Repairs and maintenance expenses increased by Php96 million, or 17%, to Php669 million primarily due to higher building, site, IT software and hardware repairs and maintenance costs as a result of data center expansion, and higher electricity charges.
Professional and other contracted services decreased by Php155 million, or 21%, to Php592 million primarily due to lower technical service and subcontracted service fees incurred by the SPi Group related to its knowledge processing solutions business.
Communication, training and travel expenses decreased by Php73 million, or 13%, to Php500 million primarily due to lower local and foreign training and travel expenses incurred by our customer interaction solutions and knowledge processing solutions businesses.
Amortization of intangible assets decreased by Php2 million, or 1%, to Php242 million due to lower foreign exchange rate in 2009. Please see Note 14 — Goodwill and Intangible Assets of the accompanying consolidated financial statements in Item 18 for further discussion.
Asset impairment decreased by Php2,152 million, or 94%, to Php134 million primarily due to lower impairment on goodwill and other intangibles from the investment in SPi and Level Up! in 2009 as compared with 2008.

Selling and promotion expenses decreased by Php90 million, or 44%, to Php113 million mainly due to the SPi Group’s lower commission, advertising and marketing expenses.
Taxes and licenses increased by Php6 million, or 6%, to Php104 million primarily due to higher business-related taxes.
Insurance and security services increased by Php7 million, or 11%, to Php68 million primarily due to higher security services.
Other expenses decreased by Php10 million, or 5%, to Php183 million mainly due to lower various business and ICT operational-related costs.
Other Income (Expense)
The following table summarizes the breakdown of our total ICT-related other income (expenses) for the years ended December 31, 2009 and 2008:

					Change
	2009		2008		Amount		%
	(in millions)
Other Income (Expenses):
Equity share in net earnings of associates	Php	168	Php	17	Php	151	888
Interest income		28		22		6	27
Gains (losses) on derivative financial instruments — net		8		(59)		67	114
Foreign exchange gains (losses) — net		(12)		93		(105)	(113)
Financing costs — net		(171)		(172)		1	(1)
Others		195		98		97	99

Total	Php	216	Php	(1)	Php	217	21,700

Our ICT business segment generated other income — net of Php216 million in 2009, an increase of Php217 million as against other expenses — net of Php1 million in 2008 primarily due to the combined effects of the following: (i) an increase in equity share in net earnings of associates by Php151 million; (ii) an increase in other income by Php97 million on account of the de-recognition of liabilities; (iii) net gains on forward foreign exchange contracts by Php67 million; and (iv) net foreign exchange losses of Php105 million due to the revaluation of net foreign currency-denominated assets as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar in 2009.
Benefit from Income Tax
Benefit from income tax decreased by Php71 million, or 72%, to Php28 million in 2009 from Php99 million in 2008 primarily due to a higher taxable income and expiration of tax incentives.
Net Income (Loss)
In 2009, our ICT business segment registered a net income of Php504 million, an improvement of Php2,690 million, or 123%, from a net loss of Php2,186 million in 2008 mainly as a result of Php566 million increase in ICT revenues, other income — net of Php217 million and Php1,978 million decrease in ICT-related expenses partially offset by lower benefit from income tax of Php71 million.
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

The following table shows the breakdown of our consolidated revenues for the years ended December 31, 2008 and 2007 by business segment:

							Change
	2008		%	2007		%	Amount		%
	(in millions)
Wireless	Php	95,852	66	Php	89,299	64	Php	6,553	7
Fixed line		49,686	34		48,832	35		854	2
Information and communications technology		10,983	7		10,322	8		661	6
Inter-segment transactions		(10,684)	(7)		(9,749)	(7)		(935)	10

Consolidated	Php	145,837	100	Php	138,704	100	Php	7,133	5

Expenses
Our expenses in 2008 increased by Php2,199 million, or 3%, to Php85,786 million from Php83,587 million in 2007 largely resulting from increases in asset impairment, resulting primarily from impairment of goodwill and intangible assets as well as trade and other receivables, repairs and maintenance, rent and compensation and benefits, which were partly offset by lower depreciation and amortization, and professional and other contracted services. As a percentage of our consolidated revenues, consolidated expenses decreased to 59% in 2008 from 60% in 2007.
The following table shows the breakdown of our consolidated expenses for the years ended December 31, 2008 and 2007 by business segment:

							Change
	2008		%	2007		%	Amount		%
	(in millions)
Wireless	Php	47,589	55	Php	44,530	53	Php	3,059	7
Fixed line		35,733	42		37,891	45		(2,158)	(6)
Information and communications technology		13,267	16		11,005	13		2,262	21
Inter-segment transactions		(10,803)	(13)		(9,839)	(11)		(964)	10

Consolidated	Php	85,786	100	Php	83,587	100	Php	2,199	3

Other Income (Expenses)
Other expenses increased by Php8,966 million to Php6,002 million in 2008 from other income of Php2,964 million in 2007. The increase was primarily due to foreign exchange losses of Php6,170 million on account of a loss on revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso against the U.S. dollar from Php41.41 as at December 31, 2007 to Php47.65 as at December 31, 2008 compared with a net foreign exchange gain of Php7,990 million in 2007. This increase was partly offset by a gain on derivative transactions of Php3,115 million relating to the gain in the mark-to-market valuation of various financial instruments compared to a loss on derivative transactions of Php2,849 million in 2007.
The following table shows the breakdown of our consolidated other income (expenses) for the years ended December 31, 2008 and 2007 by business segment:

							Change
	2008		%	2007		%	Amount		%
	(in millions)
Wireless	Php	(2,640)	44	Php	2,577	87	Php	(5,217)	(202)
Fixed line		(3,173)	53		(64)	(2)		(3,109)	4,857
Information and communications technology		(1)	—		472	16		(473)	(100)
Inter-segment transactions		(188)	3		(21)	(1)		(167)	795

Consolidated	Php	(6,002)	100	Php	2,964	100	Php	(8,966)	(302)

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

Net Income
As a result, our consolidated net income in 2008 was Php34,976 million, a decrease of Php4,298 million, or 11%, compared to Php39,274 million in 2007. The following table shows the breakdown of our consolidated net income for the years ended December 31, 2008 and 2007 by business segment:

							Change
	2008		%	2007		%	Amount		%
	(in millions)
Wireless	Php	29,499	84	Php	31,780	81	Php	(2,281)	(7)
Fixed line		7,732	22		7,519	19		213	3
Information and communications technology		(2,186)	(6)		(94)	—		(2,092)	2,226
Inter-segment transactions		(69)	—		69	—		(138)	(200)

Consolidated	Php	34,976	100	Php	39,274	100	Php	(4,298)	(11)

On A Business Segment Basis
Wireless
Revenues
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

Service Revenues
Our wireless service revenues increased by Php7,094 million, or 8%, to Php93,593 million in 2008 as compared with Php86,499 million in 2007, mainly as a result of the growth in the cellular and wireless broadband subscriber base. In particular, revenues from short messaging service, or SMS, increased due to the larger subscriber base. Voice revenues also increased due to the growth in international inbound and outbound call volumes in 2008 compared with 2007. However, because the growth in our subscriber base was mainly due to multiple SIM card ownership especially in the lower income segment of the Philippine wireless market, in which subscribers subscribe to our services in addition to having subscriber arrangements with other wireless operators, our cellular average monthly ARPUs for the year ended December 31, 2008 was lower compared with 2007. See — “Wireless — Revenues — Subscriber Base, ARPU and Churn Rates”. Such increases were also partially offset by the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar on our dollar-linked revenues from Php46.18 in 2007 to Php44.47 in 2008. As a percentage of our total wireless revenues, service revenues contributed 98% and 97% in 2008 and 2007, respectively.
Cellular Service
Our cellular service revenues in 2008 amounted to Php87,518 million, an increase of Php5,184 million, or 6%, from Php82,334 million in 2007. Cellular service revenues accounted for 94% of our wireless service revenues in 2008 as compared with 95% in 2007.

The following tables summarize key measures of our cellular business as at and for the years ended December 31, 2008 and 2007:

					Increase
	2008		2007		Amount		%
	(in millions)
Cellular service revenues	Php	87,518	Php	82,334	Php	5,184	6

By service type		85,079		80,197		4,882	6
Prepaid		78,743		74,284		4,459	6
Postpaid		6,336		5,913		423	7

By component		85,079		80,197		4,882	6
Voice		37,275		36,105		1,110	3
Data		47,804		44,092		3,712	8

Others(1)		2,439		2,137		302	14

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and a small number of leased line contracts, revenues from Wolfpac and other Smart subsidiaries and revenue share in PLDT’s WeRoam and PLDT Landline Plus services.

			Increase
	2008	2007	Amount	%

Cellular subscriber base	35,224,604	30,041,030	5,183,574	17
Prepaid	34,826,468	29,699,150	5,127,318	17
Smart Buddy	20,501,617	19,997,324	504,293	3
Talk ‘N Text	14,308,493	9,701,826	4,606,667	47
Red Mobile (acquired on April 25, 2008)	16,358	—	16,358	100
Postpaid	398,136	341,880	56,256	16

Systemwide traffic volumes (in millions)
Calls (in minutes)	6,708	6,355	353	6
Domestic — outbound	3,810	3,799	11	—
International	2,898	2,556	342	13
Inbound	2,677	2,355	322	14
Outbound	221	201	20	10

SMS count	249,691	227,028	22,663	10
Text messages	248,051	225,083	22,968	10
Domestic	247,751	224,818	22,933	10
Bucket-Priced	223,373	199,326	24,047	12
Standard	24,378	25,492	(1,114)	(4)
International	300	265	35	13
Value-Added Services	1,614	1,903	(289)	(15)
Financial Services	26	42	(16)	(38)
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
Voice Services
Cellular revenues from voice services, which include all voice traffic and voice VAS such as voice mail and outbound international roaming, increased by Php1,170 million, or 3%, to Php37,275 million in 2008 from Php36,105 million in 2007 primarily due to increased domestic voice revenues brought about by bucket voice offers and the growth in international call volumes, partially offset by the unfavorable effect of an appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar in 2008 on our dollar-linked revenues from Php46.18 in 2007 to Php44.47 in 2008. Cellular voice services accounted for 43% of cellular service revenues in 2008 as compared with 44% in 2007.

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
Data Services
Cellular revenues from data services, which include all text messaging-related services as well as VAS, increased by Php3,712 million, or 8%, to Php47,804 million in 2008 from Php44,092 million in 2007 primarily due to an increase in bucket-priced domestic text messaging revenue resulting from an increase in the number of cellular subscribers. Cellular data services accounted for 55% of cellular service revenues in 2008 as compared with 54% in 2007.
The following table shows the breakdown of our cellular data revenues for the years ended December 31, 2008 and 2007:

					Increase (Decrease)
	2008		2007		Amount		%
	(in millions)
Text messaging
Domestic	Php	43,477	Php	39,430	Php	4,047	10
Bucket-Priced		26,461		20,141		6,320	31
Standard		17,016		19,289		(2,273)	(12)
International		1,808		1,835		(27)	(1)

		45,285		41,265		4,020	10

Value-added services
Standard(1)		1,325		1,802		(477)	(26)
Rich Media(2)		679		352		327	93
Pasa Load		470		594		(124)	(21)

		2,474		2,748		(274)	(10)

Financial services
Smart Money		41		75		(34)	(45)
Mobile Banking		4		4		—	—

		45		79		(34)	(43)

Total	Php	47,804	Php	44,092	Php	3,712	8

(1)	Includes standard services such as info-on demand, ringtone and logo download, etc.

(2)	Includes Multimedia Messaging System, or MMS, internet browsing, General Packet Radio Service, or GPRS, etc.
Text messaging-related services contributed revenues of Php45,285 million in 2008, an increase of Php4,020 million, or 10%, compared with Php41,265 million in 2007, and accounted for 95% and 94% of the total cellular data revenues in 2008 and 2007, respectively. The increase in revenues from text messaging-related services resulted mainly from Smart’s various bucket-priced text promotional offerings which more than offset the decline in our standard texting services. Text messaging revenues from the various bucket plans totaled Php26,461 million in 2008, an increase of Php6,320 million, or 31%, compared with Php20,141 million in 2007. On the other hand, standard text messaging revenues declined by Php2,273 million, or 12%, to Php17,016 million in 2008 compared with Php19,289 million in 2007.
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
VAS, which contributed revenues of Php2,474 million in 2008, decreased by Php274 million, or 10%, from Php2,748 million in 2007 primarily due to lower usage of standard services and Pasa Load, which is a service allowing prepaid subscribers to transfer small denominations of airtime credits to other prepaid subscribers (see “Item 4—Business—Wireless—Rates and Discounts”), owing to the introduction of low-denomination top-ups, partially offset by higher usage of rich media services in 2008 as compared with 2007.

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
Our net subscriber activations for the years ended December 31, 2008 and 2007 were as follows:

			Increase (Decrease)
	2008	2007	Amount	%

Prepaid	5,127,318	5,842,329	(715,011)	(12)
Smart Buddy	504,293	3,114,882	(2,610,589)	(84)
Talk ‘N Text	4,606,667	2,727,447	1,879,220	69
Red Mobile	16,358	—	16,358	100

Postpaid	56,256	23,317	32,939	141

Total	5,183,574	5,865,646	(682,072)	(12)

Our quarterly net subscriber activations over the eight quarters in 2008 and 2007 are as follows:

	2008				2007
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Prepaid	1,533,812	1,660,040	917,528	1,015,938	1,301,154	1,615,246	1,148,283	1,777,646
Smart Buddy	282,044	130,697	111,487	(3,577)	880,281	1,050,678	763,257	420,666
Talk ‘N Text	1,251,768	1,529,343	806,041	1,019,515	420,873	564,568	385,026	1,356,980

Postpaid	1,117	5,027	17,816	32,296	6,921	7,403	5,704	3,289

Total	1,534,929	1,665,067	935,344	1,048,234	1,308,075	1,622,649	1,153,987	1,780,935

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
The following table summarizes our cellular average monthly ARPUs for the years ended December 31, 2008 and 2007:

	Gross(1)				Decrease			Net(2)				Decrease
	2008		2007		Amount		%	2008		2007		Amount		%

Prepaid
Smart Buddy	Php	290	Php	312	Php	(22)	(7)	Php	230	Php	254	Php	(24)	(9)
Talk ‘N Text		194		221		(27)	(12)		158		184		(26)	(14)
Prepaid — Blended(3)		254		285		(31)	(11)		203		233		(30)	(13)
Postpaid — Smart		2,065		2,091		(26)	(1)		1,483		1,485		(2)	—
Prepaid and Postpaid Blended(4)		274		307		(33)	(11)		217		248		(31)	(13)

(1)	Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, including: (i) discounts; (ii) allocated content-provider costs; and (iii) interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)	Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, net of: (i) discounts; (ii) allocated content-provider costs; and (iii) interconnection income net of interconnection expense, by the average number of subscribers in the month.

(3)	The average monthly ARPU of Smart Buddy and Talk ‘N Text.

(4)	The average monthly ARPU of all prepaid and postpaid cellular subscribers.

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
Our average quarterly prepaid and postpaid ARPUs for the years ended December 31, 2008 and 2007 were as follows:

	Prepaid								Postpaid
	Smart Buddy				Talk ‘N Text				Smart
	Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)

2008
First Quarter	Php	292	Php	230	Php	207	Php	163	Php	2,013	Php	1,472
Second Quarter		294		232		199		159		2,134		1,510
Third Quarter		285		223		178		148		2,078		1,505
Fourth Quarter		291		234		192		162		2,037		1,445

2007
First Quarter	Php	323	Php	267	Php	228	Php	187	Php	2,045	Php	1,483
Second Quarter		324		265		233		198		2,141		1,526
Third Quarter		293		239		206		173		2,073		1,464
Fourth Quarter		307		244		216		177		2,105		1,467

(1)	Gross quarterly ARPU is calculated by dividing gross cellular service revenues for the quarter, including: (i) discounts; (ii) allocated content-provider costs; and (iii) interconnection income but excluding inbound roaming revenues for the quarter, by the average number of subscribers in the quarter.

(2)	Net quarterly ARPU is calculated by dividing gross cellular service revenues, net of: (i) discounts; (ii) allocated content-provider costs; and (iii) interconnection income net of interconnection expense, by the average number of subscribers in the quarter.
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
Gross service revenues from these services for 2008 amounted to Php6,075 million, an increase of Php1,910 million, or 46%, from Php4,165 million in 2007 principally due to the growth in our wireless broadband business. This was partially offset by lower satellite transponder rental revenues owing to lower rental charges and a decrease in the number of transponders being leased out as well as by the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar from Php46.18 in 2007 to Php44.47 in 2008, which adversely affected our U.S. dollar and U.S. dollar-linked revenues.
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
The following table summarizes our total wireless-related expenses and the percentage of each expense item to the total for the years ended December 31, 2008 and 2007:

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
Compensation and employee benefits expenses increased by Php825 million, or 18%, to Php5,433 million primarily due to a 3% growth in Smart’s headcount, merit-based increases and employee upgrades and promotions partly offset by lower LTIP costs due to a decrease in our share price. Smart and subsidiaries’ employee headcount increased by 185 to 5,548 in 2008 as compared with 5,363 in 2007. For further discussion of our LTIP, please see Note 25 — Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18.
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
Asset impairment increased by Php443 million, or 79%, to Php1,006 million mainly due to the impairment of intangible assets relating to technology and license costs for development activities covering an IP communications platform and GSM connectivity service for the commercial shipping sector, and impairment on investment in ACeS International Limited through ACeS Philippines. Such impairments were partially offset by lower provision for inventory obsolescence and doubtful accounts. For discussion on impairment on intangible assets, please see Note 14 — Goodwill and Intangible Assets to the accompanying consolidated financial statements in Item 18.
Provisions of Php897 million pertained to provisions for assessments. Please see Note 27 — Provisions and Contingencies to the accompanying consolidated financial statements in Item 18 for further details.
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
Other Income (Expenses)
The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2008 and 2007:

					Change
	2008		2007		Amount		%
	(in millions)
Other Income (Expenses):
Interest income	Php	1,197	Php	1,186	Php	11	1
Equity share in net losses of associates		(119)		—		(119)	(100)
(Losses) gains on derivative transactions — net		(241)		278		(519)	(187)
Foreign exchange (losses) gains — net		(1,771)		2,649		(4,420)	(167)
Financing costs		(2,029)		(2,299)		270	(12)
Others		323		763		(440)	(58)

Total	Php	(2,640)	Php	2,577	Php	(5,217)	(202)

Our wireless business segment generated other expenses of Php2,640 million in 2008, a change of Php5,217 million, or 202%, from other income of Php2,577 million in 2007 primarily due to: (i) the recognition in 2008 of net foreign exchange losses of Php1,771 million on account of a loss on revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso from Php41.41 as at December 31, 2007 to Php47.65 as at December 31, 2008 compared with a net foreign exchange gain of Php2,649 million in 2007; and (ii) a net loss on derivative transactions of Php241 million in 2008 relating to the loss in the mark-to-market valuation of forward contracts and embedded derivatives on service and purchase contracts in 2008 compared with a net gain on derivative transactions of Php278 million in 2007.
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
The following table summarizes total revenues from our fixed line business for the years ended December 31, 2008 and 2007 by service segment:

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

In March 2007, PLDT launched PLDT Landline Plus, a postpaid fixed wireless service where subscribers to the service benefit from a text-capable home phone. The monthly service fee is at Php600 with 600 local minutes free for residential and Php1,000 with 1,000 local minutes free for business subscribers. In March 2008, we introduced the prepaid counterpart of PLDT Landline Plus. As at December 31, 2008, there were a total of 125,621 active PLDT Landline Plus subscribers, of which 61,604 and 64,017 were postpaid and prepaid subscribers, respectively.
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
Our revenues from inbound international long distance service decreased by Php1,460 million, or 20%, to Php5,667 million from Php7,127 million in 2007 due to a decline in inbound traffic volume by 221 million minutes to 1,786 million minutes in 2008, coupled with a decrease in average settlement rate per minute due to the change in call mix with more traffic terminating to cellular operators where the net revenue retained by us is lower. The appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php44.47 in 2008 from Php46.18 in 2007 also contributed to the decrease in our inbound international long distance revenues in peso terms, since settlement charges for inbound calls are primarily billed in U.S. dollars.
Our revenues from outbound international long distance service decreased by Php151 million, or 10%, to Php1,396 million in 2008 from Php1,547 million in 2007 primarily due to a decline in outbound international call volumes and the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php44.47 in 2008 from Php46.18 in 2007, which adversely affected our U.S. dollar and U.S. dollar-linked revenues, resulting in a decrease in the average billing rates to Php43.95 in 2008 from Php46.79 in 2007 partially offset by an increase in average revenue per minute as a result of a higher average collection rate.
National Long Distance Service
The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2008 and 2007:

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
The following table sets forth the breakdown of our total fixed line-related expenses and the percentage of each expense item to the total for the years ended December 31, 2008 and 2007:

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
Compensation and employee benefits expenses decreased by Php1,318 million, or 13%, to Php9,093 million primarily due to a decrease in 2008 pension benefits as a result of an increase in average discount rates used in actuarial valuation of defined benefit pension plans and lower LTIP costs resulting from a decrease in our share price. For further discussion on our LTIP and pension benefits, please see Note 25 — Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18.
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
Provisions decreased by Php665 million, or 100%, to Php1 million primarily due to lower provisions for assessments in 2008. Please see Note 27 — Provisions and Contingencies to the accompanying consolidated financial statements in Item 18 for further details.
Other expenses increased by Php284 million, or 78%, to Php646 million due to higher various business and operational-related expenses.
Other Income (Expenses)
The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the years ended December 31, 2008 and 2007:

					Change
	2008		2007		Amount		%
	(in millions)
Other Income (Expenses):
Gains (losses) on derivative transactions — net	Php	3,444	Php	(3,335)	Php	6,779	203
Interest income		448		296		152	51
Equity share in net losses of joint ventures		(74)		—		(74)	(100)
Financing costs		(3,903)		(4,657)		754	16
Foreign exchange (losses) gains — net		(4,513)		5,479		(9,992)	(182)
Others		1,425		2,153		(728)	(34)

	Php	(3,173)	Php	(64)	Php	3,109	4,858

Our fixed line business segment’s other expenses amounted to Php3,173 million in 2008, an increase of Php3,109 million as compared with Php64 million in 2007. The increase was primarily due to a net foreign exchange loss of Php4,513 million on account of a loss on revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso from Php41.41 as at December 31, 2007 to Php47.65 as at December 31, 2008 compared to a net foreign exchange gain of Php5,479 million in 2007 partially offset by a gain on derivative transactions of Php3,444 million in 2008 relating to the gain in the mark-to-market valuation of various financial instruments compared with a loss on derivative transactions of Php3,335 million in 2007 and a decrease in financing costs due to a lower debt level of PLDT.
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
The following table shows the breakdown of our total ICT-related expenses and the percentage of each expense item to the total for the years ended December 31, 2008 and 2007:

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
Asset impairment increased by Php1,575 million, or 222%, to Php2,286 million primarily due to ePLDT’s provision for impairment on goodwill and other intangibles on account of its investment in SPi and Level Up! and the acquisition of shares from minority stockholders of Airborne Access and the acquisition of Digital Paradise. Please see Note 14 — Goodwill and Intangible Assets to the accompanying consolidated financial statements in Item 18 for a detailed discussion.

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
Amortization of intangible assets increased by Php12 million, or 5%, to Php244 million due to the revaluation of dollar denominated intangible assets in relation to the acquisition of Springfield by SPi in April 2007 owing to the depreciation of the Philippine peso from Php41.41 as at December 31, 2007 to Php47.65 as at December 31, 2008. Please see Note 14 — Goodwill and Intangible Assets to the accompanying consolidated financial statements in Item 18 for further discussion.
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
Other Income (Expenses)
The following table summarizes the breakdown of our total ICT-related other income (expenses) for the years ended December 31, 2008 and 2007:

					Change
	2008		2007		Amount		%
	(in millions)
Other Income (Expenses):
Foreign exchange gains (losses) — net	Php	93	Php	(138)	Php	231	167
Interest income		22		21		1	5
Equity share in net earnings of associates		17		(11)		28	255
(Loss) gains on derivative transactions — net		(59)		138		(197)	(143)
Financing costs		(172)		(132)		(40)	30
Others		98		594		(496)	(84)

Total	Php	(1)	Php	472	Php	(473)	(100)

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
For 2010, we expect that cash from operations should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to maximize existing technologies and increase capacity to accommodate expected continued increases in call and text volumes as a result of unlimited voice and text offerings and other promotions. Our 2010 budget for consolidated capital expenditures is approximately Php28.6 billion, of which approximately Php16.4 billion is budgeted to be spent by Smart, approximately Php10.8 billion is budgeted to be spent by PLDT and the balance represents the budgeted capital spending of our other subsidiaries. Our acquisition in 2009 of a stake in Meralco constitutes a strategic investment for us that could lead to significant opportunities for operational and business synergies and result in new revenue streams and cost savings for both organizations. The PLDT Group and Meralco have a number of compatible network business infrastructure elements, such as fiber optic backbones, power pole network and business offices, and we expect that these could be optimized to generate cost savings for both entities. Backroom assets in IT and data management can potentially also be pooled, consolidated and maximized such that both companies benefit from cost savings and utilize each other’s strengths. Other areas for possible collaboration are in easements and rights of way, bill statement printing and enveloping, general procurement and advertising efforts.

Liquidity and Capital Resources
The following table shows our consolidated cash flows for the years ended December 31, 2009, 2008 and 2007 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2009 and 2008:

	2009		2008		2007
	(in millions)
Cash Flows
Net cash provided by operating activities	Php	74,386	Php	78,302	Php	77,418
Net cash used in investing activities		49,132		17,014		31,319
Capital expenditures		28,069		25,203		24,824
Net cash used in financing activities		20,293		45,464		44,819
Net increase in cash and cash equivalents		4,635		16,237		577

	2009		2008
	(in millions)
Capitalization
Interest-bearing financial liabilities:
Long-term portion of financial liabilities:
Long-term debt	Php	86,066	Php	58,899
Obligations under finance lease		13		11

		86,079		58,910

Current portion of interest-bearing financial liabilities:
Notes payable		2,279		553
Long-term debt maturing within one year		10,384		14,459
Obligations under finance lease maturing within one year		51		59
Preferred stock subject to mandatory redemption		—		9

		12,714		15,080

Total interest-bearing financial liabilities		98,793		73,990
Total equity		98,575		105,531

	Php	197,368	Php	179,521

Other Selected Financial Data
Total assets	Php	280,148	Php	252,558
Property, plant and equipment - net		161,256		160,326
Cash and cash equivalents		38,319		33,684
Short-term investments		3,824		6,670
As at December 31, 2009, our consolidated cash and cash equivalents and short-term investments totaled Php42,143 million. Principal sources of consolidated cash and cash equivalents in 2009 were cash flows from operating activities amounting to Php74,386 million and drawings mainly from PLDT’s and Smart’s debt facilities, including notes payable, aggregating Php43,989 million and net proceeds from maturity of short-term investments of Php2,890 million. These funds were used principally for: (1) dividend payments of Php39,286 million; (2) payments for purchase of investments in subsidiaries and associates of Php27,059 million, including Piltel’s acquisition of Meralco shares of Php18,070 million and settlement of the tender offer to Piltel’s non-controlling interests of Php6,618 million; (3) capital outlays of Php28,069 million; (4) total debt principal and interest payments of Php19,228 million and Php5,239 million, respectively; (5) payment for an exchangeable note issued by First Pacific Utilities Corporation, or FPUC, to Piltel (including derivative option) of Php2,000 million; and (6) a buyback of shares of PLDT of Php1,752 million.
As at December 31, 2008, our consolidated cash and cash equivalents and short-term investments totaled Php40,354 million. Principal sources of consolidated cash and cash equivalents in 2008 and 2007 were: (1) cash flows from operations amounting to Php78,302 million in 2008 and Php77,418 million in 2007; (2) drawings from long-term and short-term credit facilities totaling Php17,912 million and Php660 million, respectively, in 2008, and Php7,647 million and Php502 million, respectively, in 2007; and (3) equity funds raised through the issuance of capital stock amounting to Php8 in 2008 and Php76 million in 2007. In 2008, these funds were used principally for: (1) dividend payments of Php37,124 million; (2) capital outlays of Php25,203 million; (3) payments of long-term and short-term debt totaling Php14,053 million; (4) share buyback of Php5,281 million; and (5) interest payments of Php5,167 million; and in 2007, the funds were used principally for: (1) payments of long-term and short-term debt totaling Php18,258 million; (2) capital outlays of Php24,824 million; and (3) interest payments of Php5,891 million.

Operating Activities
Our consolidated net cash flows from operating activities in 2009 decreased by Php3,916 million, or 5%, to Php74,386 million from Php78,302 million in 2008 primarily due to higher pension contributions made to the beneficial trust fund partially offset by lower other working capital requirements. Net cash flows from operating activities in 2008 increased by Php884 million, or 1%, from Php77,418 million in 2007.
A growing portion of our consolidated cash flow from operating activities is generated by our wireless service business, which accounted for 61% of our total service revenues in each of 2009 and 2008 and 60% in 2007. Revenues from our fixed line and ICT businesses accounted for 32% and 7%, respectively, of our total service revenues in each of 2009 and 2008 and 33% and 7%, respectively, in 2007.
Cash flows from operating activities of our wireless business amounted to Php55,058 million in 2009, an increase of Php12,278 million, or 29%, as compared with Php42,780 million in 2008. The increase in our wireless business segment’s cash flows from operating activities was primarily a result of lower prepayments of leased circuits, higher collection of receivables, and higher level of various current liabilities in 2009 compared with 2008. On the other hand, cash flows from operating activities of our ICT business decreased by Php329 million, or 19%, to Php1,423 million in 2009 from Php1,752 million in 2008 mainly due to higher working capital requirements in 2009. Cash flows from operating activities of our fixed line business decreased by Php15,884 million, or 47%, to Php17,910 million in 2009 from Php33,794 million in 2008 primarily due to lower level of advance payments received from various customers, higher pension contributions made to the beneficial trust fund and lower collection of accounts receivable.
Cash flows from operating activities of our wireless business amounted to Php42,780 million in 2008, a decrease of Php6,836 million, or 14%, compared with Php49,616 million in 2007. The decrease in our wireless business segment’s cash flows from operating activities was primarily a result of higher prepayments of leased circuits and higher income tax paid partially offset by a lower settlement of various payables in 2008. Likewise, cash flows from operating activities of our ICT business decreased by Php777 million, or 31%, to Php1,752 million in 2008 compared with Php2,529 million in 2007 mainly due to higher settlement of various liabilities. Cash flows from operating activities of our fixed line business increased by Php8,520 million, or 34%, to Php33,794 million in 2008 compared with Php25,274 million in 2007. This increase was primarily due to lower settlement of various liabilities and increase in advance payments received from various leased circuit contracts in 2008. The overall increase in our cash flows from operating activities was primarily due to lower level of settlement of various current liabilities, which more than offset an increase in accounts receivables and higher income taxes paid in 2008.
In 2009 and 2008, dividend payments received by PLDT from Smart amounted to Php37,440 million and Php24,200 million, respectively. Of the Php37,440 million declared in 2009, Php14,800 million and Php5,640 million were paid on April 13, 2009 and September 11, 2009, respectively, and Php17,000 million will be paid on April 6, 2010, while of the Php24,200 million declared in 2008, Php10,000 million, Php7,200 million and Php7,000 million were paid on April 11, 2008, September 3, 2008 and September 18, 2008, respectively.
In 2009 and 2008, Piltel paid cash dividends to common shareholders amounting to Php6,077 million and Php5,061 million, of which Php5,640 million and Php4,664 million, respectively, was paid to Smart. In 2007, Piltel paid cash dividends to various preferred shareholders in the aggregate amount of Php2,943 million, of which Php2,930 million was paid to PLDT.
Investing Activities
Consolidated net cash used in investing activities amounted to Php49,132 million in 2009, an increase of Php32,118 million, or 189%, as compared with Php17,014 million in 2008. This increase was primarily due to the combined effects of the following: (1) higher payments for investments in subsidiaries and associates by Php26,303 million mainly due to Piltel’s acquisition of Meralco shares amounting to Php18,070 million and the settlement of the tender offer to Piltel’s non-controlling shareholders of Php6,618 million; (2) lower net proceeds from the maturity of short-term investments by Php4,514 million; (3) an increase in capital expenditures by Php2,866 million in 2009; and (4) higher net proceeds from the maturity of investments in debt securities by Php1,214 million, mainly from net redemption of various treasury bonds of Php2,651 million partially offset by the payment of Php1,437 million for the purchase of an exchangeable note with face value of Php2,000 million issued by FPUC to Piltel as part of the Meralco shares acquisition transaction.

Net cash used in investing activities amounted to Php17,014 million in 2008, a decrease of Php14,305 million, or 46%, from Php31,319 million in 2007. The decrease primarily resulted from a combination of: (a) higher proceeds from the maturity of short-term investments of Php12,898 million; (b) redemption by SIHI of convertible securities of SIHI of Php2,676 million; (c) lower purchase of subsidiaries and purchase of investments in associates by Php1,534 million; and (d) higher proceeds from disposal of property, plant and equipment of Php62 million, which were partially offset by higher investment in debt securities of Php3,193 million and an increase in capital expenditures of Php379 million in 2008.
Our consolidated capital expenditures in 2009 totaled Php28,069 million, an increase of Php2,866 million, or 11%, as compared with Php25,203 million in 2008 primarily due to an increase in PLDT’s capital spending. PLDT’s capital spending of Php10,991 million in 2009 was principally used to finance the expansion and upgrade of its submarine cable facilities, fixed line data and IP-based network services and outside plant rehabilitation. Smart’s capital spending of Php16,247 million in 2009 was used primarily to expand its HSPA 850 and broadband networks, and to further upgrade its core, access and transmission network facilities. ePLDT and its subsidiaries’ capital spending of Php729 million in 2009 was primarily used to fund the continued expansion of its customer interaction solutions facilities. The balance represented other subsidiaries’ capital spending.
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
On July 14, 2009, Piltel completed its acquisition of 223 million shares in Meralco for a cash consideration of Php18.07 billion for the purchase of approximately 200.8 million shares and the conversion into approximately 22.2 million shares of an exchangeable note issued by FPUC with a market value, including its derivative option, of Php3,286 million. Thus, the investment in 223 million shares in Meralco was recorded at Php21,356 million and a gain of Php1,286 million was recognized on the exchangeable note representing the mark-to-market gains of Php1,170 million from the derivative option and the amortization of the note’s discount of Php116 million. Please see Item 4. — “Information on the Company — Historical Background and Development” and Note 10 — Investments in Associates and Joint Ventures of the accompanying consolidated financial statements in Item 18 for further information on the acquisition of Meralco shares.
In view of the change in Piltel’s business direction upon the acquisition of Meralco shares, Smart’s Board of Directors approved a tender offer to acquire the approximately 840 million shares from Piltel’s non-controlling shareholders (representing approximately 7.19% of the outstanding shares of Piltel) at Php8.50 per share payable entirely in cash on August 12, 2009. Approximately 93% of Piltel’s non-controlling shares tendered and Smart paid Php6,618 million to tendering shareholders on August 12, 2009, thereby increasing its ownership in Piltel to approximately 99.5% of Piltel’s outstanding common stock. Smart recognized an excess of acquisition cost over the carrying value of non-controlling interests acquired of Php5,479 million presented as part of capital in excess of par value account under “Equity” in our consolidated statements of financial position. Please see Note 2 — Summary of Significant Accounting Policies and Note 13 — Business Combinations and Acquisition of Non-Controlling Interest to the accompanying consolidated financial statements in Item 18 for further discussion.
Financing Activities
On a consolidated basis, net cash used in financing activities amounted to Php20,293 million in 2009, a decrease of Php25,171 million, or 55%, as compared with Php45,464 million in 2008. The decrease in net cash used in financing activities in 2009 resulted largely from the combined effects of the following: (1) higher proceeds from the issuance of long-term debt and notes payable by Php25,417 million; (2) lower buyback of shares of PLDT in 2009 by Php3,529 million; (3) higher net proceeds from capital expenditures under long-term financing by Php2,220 million; (4) lower settlement of finance lease obligation by Php450 million; (5) higher interest payments by Php72 million; (6) higher cash dividend payments by Php2,162 million; and (7) higher debt repayments by Php5,175 million. On a consolidated basis, we used net cash of Php45,464 million for financing activities in 2008, compared to Php44,819 million in 2007. The net cash used in financing activities in 2008 was mainly utilized for dividend payments distributed to PLDT common and preferred stockholders, debt repayments, interest payments and buyback of PLDT’s common stock. In 2007, net cash used in financing activities was mainly utilized for dividend payments distributed to PLDT common and preferred stockholders, debt repayments and interest payments.

Debt Financing
Additions to our consolidated debt, including notes payable, for the years ended December 31, 2009 and 2008 totaled Php43,989 million and Php18,572 million, respectively, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php19,228 million and Php5,239 million, respectively, in 2009 and Php14,053 million and Php5,167 million, respectively, in 2008.
Our consolidated long-term debt increased by Php23,092 million, or 31%, to Php96,450 million in 2009, largely due to drawings from our term loan facilities, partially offset by debt amortizations and prepayments and the appreciation of the Philippine peso relative to the U.S. dollar to Php46.43 as at December 31, 2009 from Php47.65 as at December 31, 2008 resulting in lower peso equivalents of our U.S. dollar-denominated debts. In 2009, the debt levels of PLDT and Smart increased by 38% and 26% to Php53,641 million and Php42,664 million, respectively, as at December 31, 2009 as compared with December 31, 2008.
Our long-term debt increased by Php13,211 million, or 22%, to Php73,358 million in 2008, largely due to drawings from our term loan facilities and the depreciation of the Philippine peso in 2008 as compared with the peso appreciation in 2007 resulting in higher peso equivalents of our foreign currency-denominated debts, partially offset by debt amortizations and prepayments. In 2008, the debt levels of PLDT and Smart increased by 14% and 36% to Php38,823 million and Php33,898 million, respectively, while the debt level of Mabuhay Satellite decreased by 47% to Php610 million in 2008 as compared with the levels as at December 31, 2007.
On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amount of Php5,000 million remained outstanding as at December 31, 2009.
On February 20, 2009, Smart signed a Philippine Peso term loan facility with China Trust (Philippines) Commercial Bank Corporation to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on April 27, 2009. The facility is a five-year term loan payable in eight equal semi-annual installments starting on the eighteenth month from initial drawdown date. The first installment will commence on October 27, 2010 with final repayment on April 25, 2014. The entire amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at December 31, 2009.
On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan will mature on April 17, 2014. The amount of Php2,500 million was fully drawn on April 17, 2009 and remained outstanding as at December 31, 2009.
On March 31, 2009, Level Up! secured a three-year loan facility with Asia United Bank amounting to Php8 million maturing on March 30, 2012. Principal is payable in twelve equal successive quarterly installment of Php673 thousand starting June 30, 2009 and every quarter thereafter. The loan is secured by the equipment where the proceeds of the loan were used. The amount of Php6 million remained outstanding as at December 31, 2009.
On April 23, 2009, PLDT signed a notes facility agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is comprised of a Php1,000 million Tranche A fixed rate note and a Php1,000 million Tranche B floating rate note, which were fully drawn on April 28, 2009 and remained outstanding as at December 31, 2009. Both tranches will mature on April 28, 2010.
On May 12, 2009, Smart signed a Philippine Peso term loan facility with Banco de Oro Unibank, Inc. amounting to Php1,500 million to finance capital expenditures. The amount of Php1,500 million (Php1,491 million, net of unamortized debt discount of Php9 million) was fully drawn on May 20, 2009 and remained outstanding as at December 31, 2009. The facility is a three-year loan payable in full upon maturity on May 20, 2012.

On May 14, 2009, Smart signed a Philippine Peso term loan facility with Asia United Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 3, 2009. The facility is payable over five years in eight equal semi-annual installments commencing on the eighteenth month from initial drawdown date with final repayment on July 3, 2014. The entire amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at December 31, 2009.
On May 14, 2009, Smart signed a US$50 million five-year term facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc guaranteed by Finnvera and awarded to Calyon as the Arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual payments. As at December 31, 2009, US$50 million (US$48 million, net of unamortized debt discount of US$2 million), or Php2,321 million (Php2,240 million, net of unamortized debt discount of Php81 million), remained outstanding.
On May 15, 2009, Smart signed a Philippine Peso term loan facility with Philippine National Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 2, 2009. The facility is a seven-year loan, payable in full on July 2, 2016. The entire amount of Php1,000 million (Php995 million, net of unamortized debt discount of Php5 million) remained outstanding as at December 31, 2009.
On June 8, 2009, PLDT signed a loan agreement with Rizal Commercial Banking Corporation amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable on maturity date on September 28, 2016. The amount of Php2,500 million was fully drawn on September 28, 2009 and remained outstanding as at December 31, 2009.
On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009 and remained outstanding as at December 31, 2009.
On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan will mature on July 1, 2016. The amount of Php500 million was fully drawn on July 1, 2009 and remained outstanding as at December 31, 2009.
On June 29, 2009, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php3,000 million to finance capital expenditures. The facility is comprised of Php1,000 million Series A1 note payable in full in 1.5 years and Php1,000 million each for Series B1 and B2 notes payable in full in two years. The aggregate amount of Php2,000 million of Series A1 and B1 notes were drawn on July 8, 2009 while the aggregate amount of Php1,000 million of Series B2 notes was drawn on September 1, 2009. The aggregate amount of Php3,000 million (Php2,988 million, net of unamortized debt discount of Php12 million) remained outstanding as at December 31, 2009.
On July 16, 2009, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on August 1, 2014. The entire amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at December 31, 2009.
On September 18, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands, amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. As at December 31, 2009, the outstanding balance of the loan was Php2,000 million.
On October 9, 2009, Smart signed a US$50 million five-year term facility to finance GSM equipment and services contracts with Finnish Export Credit, Plc guaranteed by Finnvera, the Finnish Export Credit Agency, for 100% political and commercial risk cover. The facility was awarded to Citicorp as the Arranger. The loan is payable over five years in ten equal semi-annual payments. As at December 31, 2009, no amounts have been drawn under the facility.

On November 23, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands amounting to Php1,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009 and remained outstanding as at December 31, 2009.
On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A 5.25-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the facility will be used to finance capital expenditures and/or refinance its loan obligations which were used to finance capital expenditures for network expansion and improvement. The aggregate amount of Php7,000 million remained outstanding as at December 31, 2009.
Approximately Php54,147 million principal amount of our consolidated outstanding long-term debt as at December 31, 2009 is scheduled to mature over the period from 2010 to 2013. Of this amount, Php29,826 million is attributable to Smart, Php24,177 million to PLDT, and the remainder to ePLDT.
For further details on our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt of the accompanying consolidated financial statements in Item 18.
Debt Covenants
Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.
Please see Note 20 – Interest-bearing Financial Liabilities – Debt Covenants of the accompanying consolidated financial statements in Item 18 for a detailed discussion of our debt covenants.
Financing Requirements
We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.
Consolidated cash dividend payments paid to shareholders in 2009, 2008 and 2007 amounted to Php39,286 million, Php37,124 million and Php28,470 million, respectively.
On August 4, 2009, we declared a regular cash dividend of Php77 per share and on March 2, 2010, we declared regular and special cash dividends of Php76 and Php65 per share, respectively, representing approximately 100% payout of our 2009 earnings per share on an adjusted basis (excluding asset impairment on noncurrent assets and gains/losses on foreign exchange revaluation and derivatives).
On August 5, 2008, we declared a regular cash dividend of Php70 per share and on March 3, 2009, we declared regular and special cash dividends of Php70 per share and Php60 per share, respectively, representing approximately 100% payout of our 2008 earnings per share on an adjusted basis (excluding asset impairment on noncurrent assets and gains/losses on foreign exchange revaluation and derivatives).
With respect to our 2007 earnings, in addition to the Php60 per share dividend declared on August 7, 2007, we declared on March 4, 2008 a regular cash dividend of Php68 per share and a special cash dividend of Php56 per share, in the aggregate representing close to a 100% payout of our 2007 earnings per share.
See “Item 3 – Key Information – Dividends Declared” and “ – Dividends Paid” for further information on our dividend payments.

Off-Statement of Financial Position Arrangements
There are no off-statement financial position arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.
Equity Financing
PLDT raised Php15 million and Php7 million from the exercise by certain officers and executives of stock options in 2009 and 2008, respectively. In addition, through our subscriber investment plan which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php3 million in 2009 and Php1 million in 2008 from this source.
As part of our goal to maximize returns to our shareholders, in 2008, we obtained board of directors’ approval for a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at December 31, 2009 and 2008, we had acquired a total of 2.7 million shares and 2.0 million shares, respectively, representing approximately 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,387 per share and Php2,521 per share, respectively, for a total consideration of Php6,405 million and Php4,973 million, respectively, in accordance with the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the years ended December 31, 2009 and 2008. In 2009, there were 186.8 million PLDT common shares outstanding compared with 187.5 million in 2008. Please see “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchaser” and Note 8 – Earnings Per Common Share, Note 19 – Equity and Note 28 – Financial Assets and Liabilities of the accompanying consolidated financial statements in Item 18 for further details.
Contractual Obligations and Commercial Commitments
Contractual Obligations
The following table shows our consolidated contractual undiscounted obligations outstanding as at December 31, 2009:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in millions)
December 31, 2009
Debt(1):	130,075	5,241	56,398	38,073	30,363
Principal	102,587	4,876	40,226	31,953	25,532
Interest	27,488	365	16,172	6,120	4,831
Lease obligations:	7,564	3,778	1,956	994	836
Operating lease	7,497	3,730	1,940	991	836
Finance lease	67	48	16	3	—
Unconditional purchase obligations(2)	834	137	279	279	139
Other obligations:	64,456	44,322	15,528	826	3,780
Derivative financial liabilities(3):	4,759	—	2,153	789	1,817
Long-term currency swaps	4,759	—	2,153	789	1,817
Various trade and other obligations:	59,697	44,322	13,375	37	1,963
Suppliers and contractors	26,941	14,975	11,966	—	—
Utilities and related expenses	14,737	14,687	18	5	27
Employee benefits	8,082	8,082	—	—	—
Customers’ deposits	2,166	—	198	32	1,936
Carriers	1,937	1,937	—	—	—
Dividends	1,749	1,749	—	—	—
Others	4,085	2,892	1,193	—	—

Total contractual obligations	202,929	53,478	74,161	40,172	35,118

(1)	Consist of notes payable and long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL.

(3)	Gross liabilities before any offsetting application.

For a detailed discussion of our contractual obligations, please see Note 26 – Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18.
Commercial Commitments
As at December 31, 2009 and 2008, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,317 million and Php1,634 million, respectively. These commitments will expire within one year.
Impact of Inflation and Changing Prices
Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in 2009 was 3.2% as compared with 9.3% in 2008. Moving forward, we expect inflation to increase, which may have an adverse impact on our operations.
Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risks—Foreign Currency Exchange Risk” for a description of the impact of foreign currency fluctuations on us.
Item 6. Directors, Senior Management and Employees
Directors, Key Officers and Advisors
The name, age and period of service, of each of the current directors, including independent directors, of PLDT are as follows:

Name	Age	Period during which individual has served as such

Manuel V. Pangilinan	63	November 24, 1998 to present
Napoleon L. Nazareno	60	November 24, 1998 to present
Donald G. Dee	63	September 30, 2008 to present
Helen Y. Dee	66	June 18, 1986 to present
Ray C. Espinosa	54	November 24, 1998 to present
Tatsu Kono	57	March 28, 2006 to present
Rev. Fr. Bienvenido F. Nebres, S.J.*	70	November 24, 1998 to present
Takashi Ooi	48	November 6, 2007 to present
Oscar S. Reyes*	64	April 5, 2005 to present
Albert F. del Rosario	70	November 24, 1998 to present
Pedro E. Roxas*	54	March 1, 2001 to present
Tony Tan Caktiong	57	July 8, 2008 to present
Alfred V. Ty*	42	June 13, 2006 to present

*	Independent Director
The name, age, position and period of service of the key officers and advisors of PLDT as at April 12, 2010 are as follows:

			Period during which
Name	Age	Position(s)	individual has served as such

Manuel V. Pangilinan	63	Chairman of the Board	February 19, 2004 to present
Napoleon L. Nazareno	60	President and Chief Executive Officer	February 19, 2004 to present
		President and Chief Executive Officer of Smart	January 2000 to present
Ma. Lourdes C. Rausa-Chan	56	Corporate Secretary	November 24, 1998 to present
		Senior Vice President	January 5, 1999 to present
		Corporate Affairs and Legal Services Head Chief Governance Officer	March 4, 2008 to present
Anabelle L. Chua	49	Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to present
		Treasurer	February 1, 1999 to present
		Chief Financial Officer of Smart	December 1, 2005 to present
Ernesto R. Alberto	49	Senior Vice President Corporate Business Head Customer Sales and Marketing Head	May 15, 2003 to present May 15, 2003 to January 31, 2008 February 1, 2008 to present

Period during which
Name	Age	Position(s)	individual has served as such

Rene G. Bañez	54	Senior Vice President	January 25, 2005 to present
		Chief Governance Officer	October 5, 2004 to March 3, 2008
		Administration and Materials Management Head	January 1, 2008 to present
Jun R. Florencio	54	Senior Vice President	June 14, 2005 to present
		Audit and Assurance Head	September 1, 2000 to February 15, 2006
		Internal Audit and Fraud Risk Management Head	February 16, 2006 to present
Menardo G. Jimenez, Jr.	46	Senior Vice President	December 9, 2004 to present
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004
		Retail Business Head	June 16, 2004 to December 31, 2007
		Business Transformation Office Revenue Team	January 1, 2008 to present
George N. Lim	57	Senior Vice President	February 26, 1999 to present
		Network Services Head	February 1, 2003 to December 31, 2007
		Business Transformation Office Network Team	January 1, 2008 to present
Alfredo S. Panlilio	47	Senior Vice President	May 8, 2001 to present
		International and Carrier Business Head	February 1, 2003 to June 15, 2004
		PLDT Global Corp. President	June 16, 2004 to present
Claro Carmelo P. Ramirez	49	Senior Vice President	July 1, 1999 to present
		Retail Business Head	February 1, 2003 to June 15, 2004
		International and Carrier Business Head	June 16, 2004 to December 4, 2005
		Consumer Affairs Head	December 5, 2005 to December 31, 2007
		Office of the President and CEO	January 1, 2008 to present
Victorico P. Vargas	58	Senior Vice President	February 15, 2000 to present
		Human Resources Head	February 15, 2000 to present
		International and Carrier Business Head	March 1, 2007 to December 31, 2007
		Business Transformation Office Head	January 1, 2008 to present
June Cheryl A. Cabal	36	First Vice President	May 6, 2008 to present
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006
		Financial Reporting and Controllership Head	November 15, 2006 to present
Christopher H. Young	52	Chief Financial Advisor	November 24, 1998 to present
Under the Shareholders Agreement entered into among First Pacific and certain of its affiliates, or the FP Parties, NTT Communications and NTTC-UK on September 28, 1999, as amended by the Cooperation Agreement dated January 31, 2006, NTT Communications is entitled to nominate two directors to the PLDT board of directors and the FP Parties are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to the board of directors of Smart and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. However, as a result of the Cooperation Agreement, in respect of NTT Communications’ right to nominate two directors to each of the board of directors of PLDT and Smart, respectively, NTT Communications and the FP Parties agreed to vote as a PLDT shareholder, lobby the directors of PLDT and otherwise use reasonable efforts to procure a shareholders’ vote in favor of replacing on each of the board of directors of PLDT and Smart, respectively, one NTT Communications nominee with one NTT DoCoMo nominee. Under the Shareholders Agreement, NTT Communications is also entitled to appoint members or advisors of certain PLDT management and board committees, including the audit, governance and nomination, executive compensation and technology strategy committees described below under “— Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees,” and as a result of the Cooperation Agreement, the FP Parties and NTT Communications agreed to use reasonable efforts to procure that NTT DoCoMo be entitled to appoint one individual, who may be replaced at any time, to attend any board committee of PLDT as a member, advisor or observer. Moreover, the Cooperation Agreement provides that upon NTT Communications, NTT DoCoMo and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, NTT DoCoMo and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, NTT DoCoMo will be entitled to additional rights under the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, including the right to nominate one additional NTT DoCoMo nominee to the board of directors of each of PLDT and Smart. Pursuant to publicly available filings made with the PSE, as at April 12, 2010, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of the outstanding shares of PLDT’s common stock. As a result, NTT DoCoMo is currently entitled to nominate one additional NTT DoCoMo nominee to the board of directors of each of PLDT and Smart. Under the Shareholders Agreement and the Cooperation Agreement, each party has agreed, under certain circumstances, to vote its shares of common stock in favor of the nominees designated by the other parties. For more information about the Cooperation Agreement, see Item 7. “Major Shareholders and Related Party Transactions –– Related Party Transactions.”

The business address of each of the other directors, key officers and advisors identified above is the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.
The following is a brief description of the business experience during the past five years of each of our directors, key officers and advisors.
Mr. Manuel V. Pangilinan has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of PLDT after serving as its President and Chief Executive Officer from November 1998 to February 2004. He is the Chairman of the Governance and Nomination and Technology Strategy Committees of the Board of Directors of PLDT. He also serves as Chairman of Smart, Piltel, ePLDT, Metro Pacific Investments Corporation, Landco Pacific Corporation, Maynilad Water Services, Inc., Philex Mining Corporation, Manila North Tollways Corporation, Medical Doctors, Inc. (Makati Medical Center), Colinas Verdes, Inc. (Cardinal Santos Medical Center), and Davao Doctors, Inc. He sits on the Board of Meralco and is Chairman of its Executive Committee.
Mr. Pangilinan founded First Pacific Company Ltd. in 1981 and served as Managing Director until 1999. He was appointed as Executive Chairman until June 2003, when he was named as CEO and Managing Director. He also holds the position of President Commissioner of P. T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.
Outside the First Pacific Group, Mr. Pangilinan is Chairman of the Board of Trustees of San Beda College. He also serves as Chairman of PLDT-Smart Foundation, Inc. and the Philippine Business for Social Progress, as Vice Chairman of the Foundation for Crime Prevention, a private sector group organized to assist the government with crime prevention, and is a member of the Board of Trustees of Caritas Manila and Radio Veritas-Global Broadcasting Systems, Inc. In February 2007, he was named the President of the Samahang Basketball ng Pilipinas, a newly formed national sport association for basketball, and effective January 2009, he assumed the chairmanship of the Amateur Boxing Association of the Philippines, the governing body of the amateur boxers in the country.
Mr. Pangilinan has received numerous prestigious awards including the Ten Outstanding Young Men of the Philippines (TOYM) Award for International Finance (1983), the Presidential Pamana ng Pilipino Award by the Office of the President of the Philippines (1996), Honorary Doctorate in Humanities by the San Beda College (2002), Best CEO in the Philippines by Institutional Investor (2004), CEO of the Year (Philippines) by Biz News Asia (2004), People of the Year by People Asia Magazine (2004), Distinguished World Class Businessman Award by the Association of Makati Industries, Inc. (2005), Management Man of the Year by the Management Association of the Philippines (2005), Order of Lakandula (Rank of a Komandante) by the Office of the President of the Philippines (2006), and Honorary Doctorate in Humanities by the Xavier University (2007). He was voted as Corporate Executive Officer of the Year (Philippines) and Best Executive (Philippines) at the 2007 and 2008 Best-Managed Companies and Corporate Governance Polls conducted by Asia Money.
Mr. Pangilinan graduated cum laude from the Ateneo de Manila University, with a Bachelor of Arts Degree in Economics. He received his Master’s Degree in Business Administration from Wharton School of Finance and Commerce at the University of Pennsylvania.
Mr. Napoleon L. Nazareno has been a director of PLDT since November 24, 1998. He was appointed as President and Chief Executive Officer of PLDT on February 19, 2004 and is concurrently the President and Chief Executive Officer of Smart, Piltel and CURE, positions he has held since January 2000, November 2004 and April 2008, respectively. He is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He also serves as Chairman of several subsidiaries of Smart including Wolfpac, SBI, I-Contacts. His other directorships include Mabuhay Satellite Corporation where he is Chairman, ACeS Philippines where he is also the President, PLDT Global, ePLDT, and Meralco. He is a non-executive director of First Pacific Company Ltd.

Mr. Nazareno’s business experience spans several countries in over 30 years and his exposure cuts across a broad range of industries, namely, packaging, bottling, petrochemicals, real estate and, in the last decade, telecommunications and information technology. In 1981, he started a successful career in the international firm Akerlund & Rausing, occupying senior management to top level positions and, in 1989, became the President and Chief Executive Officer of Akerlund & Rausing (Phils.), Inc. In August 1995, he moved to Metro Pacific Corporation where he served as President and Chief Executive Officer until December 1999.
In November 2004, Mr. Nazareno was appointed by President Gloria Macapagal-Arroyo as Private Sector Representative of the Public-Private Sector Task Force for the Development of Globally Competitive Philippine Service Industries. In February 2006, he became part of the Private Sector Advisory Board of the Commission on Information and Communications Technology, under the Office of the President of the Philippines. Mr. Nazareno is also a board member of GSM Association Worldwide since November 2004. He was voted Corporate Executive Officer of the Year (Philippines) for three consecutive years at the 2004, 2005 and 2006 Best-Managed Companies and Corporate Governance Polls conducted by Asiamoney.
Mr. Nazareno received his Master’s Degree in Business Management from the Asian Institute of Management and completed the INSEAD Executive Program of the European Institute of Business Administration in Fountainbleu, France.
Mr. Donald G. Dee was first elected as a director of PLDT on September 30, 2008. He is a Commissioner of the SSS since August 10, 2001 and the Special Envoy of the President of the Philippines for Trade Negotiations. He is the Chairman of Zest Airways, Inc. (formerly “Asian Spirit”) and Central Peak Leisure & Development, Inc. where he is also the President, the President of Phoenix Resource & Management Corp. and a director of Manila Exposition Complex, Inc. He is affiliated with several private and government organizations including the Philippine Chamber of Commerce and Industry and Employers’ Confederation of the Philippines of which he is Chairman Emeritus and the Export Development Council of which he is an Executive Committee member. Mr. Dee received his Commerce Degree from De La Salle University.
Ms. Helen Y. Dee has been a director of PLDT since June 18, 1986. She is the Chairman or a director of several companies engaged in the banking, insurance, real property and other lines of businesses and the President and/or Chief Executive Officer of Moira Management, Inc., YGC Corporate Services, Inc., GPL Holdings, Inc., Hydee Management & Resources Inc., House of Investments, Inc., Tameena Resources, Inc., Grepalife Asset Management Corporation, Grepalife Fixed Income Fund Corporation and Financial Brokers Insurance Agency, Inc. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.
Atty. Ray C. Espinosa has been a director of PLDT since November 24, 1998. He is the President and Chief Executive Officer of MediaQuest Holdings, Inc., ABC Development Corporation (TV5), Mediascape, Inc. (Cignal TV), Nation Broadcasting Corporation and other subsidiaries of MediaQuest Holdings, Inc. and the Vice Chairman of Philweb Corporation. He is also the Chairman of the Board of Trustees of the PLDT Beneficial Trust Fund and Head of the Regulatory Affairs and Policies Group of PLDT. He is a director of several companies engaged in mining, public utility and media businesses.
Atty. Espinosa served as President and CEO of ePLDT from August 21, 2000 until April 15, 2010. He was a partner and member of the Executive Committee of the law firm Sycip Salazar Hernandez & Gatmaitan until June 2000. He has been cited as one of the leading capital market lawyers (1998 – 2002) and project finance lawyers (1996 and 1999) by Asia Law Leading Lawyers and Euromoney Guide to the World’s Leading Project Finance Lawyers. He topped the Philippine Bar examination in 1982 after graduating Salutatorian of Law Class 1982 from the Ateneo de Manila University and received his Master of Laws Degree from the University of Michigan Law School.
Mr. Tatsu Kono has been a director of PLDT since March 28, 2006. He is a member of the Governance and Nomination, Executive Compensation and Technology Strategy Committees and advisor to the Audit Committee of the Board of Directors of PLDT. He joined NTT DoCoMo in 2000 and served as Executive Director of the Global Investment Group. In 2001, he was appointed as a member of the Board of Directors and Vice President In-Charge for Sales and Marketing of KG Telecom. He has been a Managing Director of Corporate Sales Department, Corporate Marketing Division of NTT DoCoMo since 2003. Prior to that, he occupied various management positions in Kokusai Denshin Denwa Co., Ltd. Mr. Kono received his Bachelor of Law Degree from the Waseda University.

Rev. Fr. Bienvenido F. Nebres, S.J. has been a director of PLDT since November 24, 1998. He is the Chairman of the Audit Committee and a member of the Governance and Nomination Committee of the Board of Directors of PLDT. He is the Chairman of the of the Board of Trustees of Assumption College, President and a member of the Board of Trustees of the Ateneo de Manila University, the Vice Chairman of the Board of Trustees of the Asian Institute of Management and a member of the Board of Trustees of several private educational institutions including Loyola School of Theology, and Sacred Heart School – Jesuit Cebu City. He is also a member of the Board of Trustees of Manila Observatory and Philippine Institute of Pure and Applied Chemistry. Rev. Fr. Nebres received his Ph.D in Mathematics from the Stanford University.
Mr. Takashi Ooi has been a director of PLDT since November 6, 2007. He built his career in Nippon Telegraph and Telephone Corporation and its subsidiaries NTT Communications Corporation (NTT Communications) and NTT America. He is presently the Senior Vice President for Global Business of NTT Communications, in charge of product/service development and global network design/engineering and proposal/installation/delivery of global network and solutions for global multi-national companies. Prior to that, he held management positions in various departments of NTT Communications and served as Vice President for Product Management Global Division of NTT Communications, Director of NTT America and Technical Advisor to Telegent, Inc. Mr. Ooi obtained his Master of Science Degree in Physics and Master of Business Administration Degree from the University of Tokyo and Boston University, respectively.
Mr. Oscar S. Reyes has been a director of PLDT since April 5, 2005. He serves as a member of the Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors of PLDT, and is an independent director of Smart. He is the Chairman of Link Edge, Inc. and MRL Gold Phils., Inc. and a director of various public companies and private firms engaged in banking, energy, financial and business advisory services, manufacturing, mining, shipping, real estate and related activities. He was the Country Chairman of the Shell Companies in the Philippines from 1997 to 2001 and concurrently the Managing Director of Shell Philippines Exploration B.V. until 2002. From 2002 to 2004, he was the Senior Management Adviser of Shell Philippines Exploration B.V. and from 2002 to 2006, the CEO Adviser of Pilipinas Shell Petroleum Corporation. Mr. Reyes completed the Master in Business Administration Program of the Ateneo Graduate School of Business and the Program in Management Development of Harvard Business School, and holds a Diploma in International Business from the Waterloo Lutheran University, Canada.
Amb. Albert F. del Rosario has been a director of PLDT since November 24, 1998 and serves as Chairman of the Executive Compensation Committee of the Board of Directors of PLDT. He is the President of Gotuaco, del Rosario Insurance Brokers, Inc. and of the Philippine Telecommunications Investment Corporation. He is the Chairman of Philippine Stratbase Consultancy, Inc., the Vice Chairman of Asia Insurance (Philippines) Corporation and is a director of several companies engaged in infrastructure, property development, media, public utility and mining businesses. He also sits in the board of First Pacific Company Limited and is Chairman of its Remuneration Committee, and is a Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia. Amb. del Rosario also serves as chairman and/or member of various foundations and civic associations.
From 2001 to 2006, he served as the Ambassador Plenipotentiary and Extraordinary of the Republic of the Philippines to the United States of America. Amb. del Rosario received his Bachelor of Science Degree in Economics from New York University.
Mr. Pedro E. Roxas has been a director of PLDT since March 1, 2001. He serves as a member of the Audit and Executive Compensation Committees of the Board of Directors of PLDT, and is an independent director of ePLDT. He is the Chairman and/or Chief Executive Officer/President of various business organizations in the fields of agri-business, sugar manufacturing and real estate development including Roxas Holdings Inc., Roxas and Company, Inc., Roxaco Land Corporation, Fuego Land Corporation and Hawaiian Philippine Sugar Company, and a director of Brightnote Assets Corporation and BDO Private Bank. Mr. Roxas received his Bachelor of Science Degree in Business Administration from the University of Notre Dame, Indiana, U.S.A.

Mr. Tony Tan Caktiong has been a director of PLDT since July 8, 2008. He is the Chairman and Chief Executive Officer of Jollibee Foods Corporation, a leader in the fastfood business, which owns and operates a chain of restaurants nationwide and abroad. He is also the Chairman of Jollibee Foundation, a director of First Gen Corporation and a member of the Board of Trustees of Temasek Foundation, Asian Institute of Management and St. Luke’s Medical Center. Mr. Tan Caktiong is a recipient of numerous awards from various organizations, including the prestigious Philippine Entrepreneur of the Year Award in 2003 given by Ernst & Young, and the World Entrepreneur of the Year Award in 2004 given in Monaco. Mr. Tan Caktiong honed his business skills by attending various courses and seminars in several educational institutions such as the Asian Institute of Management, Stanford University (Singapore) and Harvard University.
Mr. Alfred V. Ty has been a director of PLDT since June 13, 2006. He serves as a member of the Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. He is the Chairman of Lexus Manila, Inc., and Asia Pacific Top Management International Resources, Corp. (Marco Polo Plaza Cebu), the Vice Chairman of Toyota Motors Philippines Corporation, the President of Federal Land, Inc., a director of Global Business Power Corp. and the Corporate Secretary of Metropolitan Bank and Trust Company and Metrobank Foundation, Inc. Mr. Ty received his Bachelor of Science Degree in Business Administration from the University of Southern California.
Except for Messrs. Tatsu Kono and Takashi Ooi who are Japanese citizens, all of the other directors/independent directors are Filipino citizens.
Atty. Ma. Lourdes C. Rausa-Chan, Corporate Secretary and Corporate Affairs and Legal Services Head, also serves as Corporate Secretary of Piltel and several subsidiaries of PLDT. She concurrently holds the position of Chief Governance Officer of PLDT since March 2008 and represents PLDT as a sponsoring member in the Ethics and Compliance Officers Association (USA) and is a non-voting member of the Governance and Nomination Committee. Prior to joining PLDT, she was the Group Vice President for Legal Affairs of Metro Pacific Corporation and the Corporate Secretary of some of its subsidiaries. Ms. Rausa-Chan obtained her Bachelor of Arts Degree in Political Science and Bachelor of Laws Degree from the University of the Philippines.
Ms. Anabelle L. Chua, Treasurer and Corporate Finance and Treasury Head of PLDT, concurrently holds the position of Chief Financial Officer of Smart since 2006. She holds directorships in Smart and several subsidiaries of PLDT and Smart including ePLDT, Piltel, Wolfpac, SBI, CURE, Airborne Access, Smart Hub, Inc., and Chikka Holdings Limited. She is a member of the Board of Trustees of the PLDT Beneficial Trust Fund, and a director of the Philippine Stock Exchange, Inc. and Securities Clearing Corporation of the Philippines. She has over 15 years of work experience in the areas of corporate finance, treasury, financial control and credit risk management, and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998. She graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.
Mr. Ernesto R. Alberto, Customer Sales and Marketing Group Head, leads all revenue generation relationship initiatives of PLDT including product/market development, product management, marketing, sales and distribution, and customer relationship management. He has over 20 years of work experience in the areas of corporate banking, relationship management and business development and, prior to joining PLDT in 2003, was a Vice President and Head of the National Corporate Group of Citibank N.A., Manila from 1996 to May 2003. He previously served as Vice President and Head of the Relationship Management Group of Citytrust Banking Corporation. He is the Chairman and/or President of Subictel, Clarktel, Philcom, Maratel, Telesat and BCC and also serves as a director of Mabuhay Satellite, Acasia, Smart NTT Multimedia, Inc. and NTT Communications Phils. Mr. Alberto obtained his Master’s Degree in Economic Research from the University of Asia & the Pacific.
Mr. Rene G. Bañez, Administration and Materials Management Group Head, was the Chief Governance Officer of PLDT from October 2004 to March 3, 2008 and the Support Services and Tax Management Group Head of PLDT from January 1999 to January 2001. He served as Commissioner of the Philippine Bureau of Internal Revenue from February 2001 to August 2002. Prior to joining PLDT, he was the Group Vice President for Tax Affairs of Metro Pacific Corporation for three years until December 1998. Mr. Bañez is a faculty member of the Ateneo de Manila University teaching taxation and corporate governance. He obtained his Bachelor of Laws Degree from the Ateneo de Manila University.

Mr. Jun R. Florencio, Internal Audit and Fraud Risk Management Head, has over 20 years of work experience in the areas of external and internal audit, credit management, information technology, financial management, and controllership. He joined the Company in April 1999 and previously held various positions in the finance organization of Eastern Telecommunications and was the Financial Controller of Smart for 4 years until March 1999. Mr. Florencio obtained his Bachelor of Science Degree in Commerce, Major in Accounting from the University of Sto. Tomas.
Mr. Menardo G. Jimenez, Jr., Revenue Team Head of the Business Transformation Office, was the Retail Business Head of PLDT from June 2004 to December 31, 2007 and, prior to that, the Corporate Communications and Public Affairs Head. He had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions, during which he produced a number of international award-winning campaigns for said company and its radio and television programs.  In 2005, he won the first CEO Excel Award (Communications Excellence in Organizations) given by the International Association of Business Communicators mainly for effectively using communication strategies in managing the PLDT Retail Business team to meet its targets and achieve new heights in the fixed line business.  In 2006, his further achievements in handling the retail business of PLDT and his stint in Smart as officer-in-charge for marketing were recognized by the Agora Awards which chose him as its Marketing Man of the Year.  Mr. Jimenez obtained his AB Economics Degree from the University of the Philippines.
Mr. George N. Lim, Network Team Head of the Business Transformation Office, has over 25 years of work experience in telecommunications management. He was the Network Services Head from February 2003 to December 2007, Network Development and Provisioning Head from February 1999 to January 2003 and Marketing Head from December 1993 to February 1999. Mr. Lim holds directorships in some subsidiaries of PLDT. He obtained his Bachelor of Science Degree in Electrical Engineering from the Mapua Institute of Technology and Master of Science Degree in Industrial Economics from the University of Asia and Pacific (formerly Center for Research and Communication).
Mr. Alfredo S. Panlilio is the President of PLDT Global with general management and strategic responsibilities for the international retail business. He has over 15 years of work experience in the fields of business development and information technology. Prior to joining PLDT in July 1999, he held management positions at IBM Philippines, Inc. and was the Vice President for Business Development of the Lopez Communications Group (ABS-CBN Broadcasting, BayanTel and Sky Cable) until June 1999. Mr. Panlilio holds directorships in some subsidiaries of PLDT and PLDT Global. He obtained his Executive Master in Business Administration Degree from the joint program between Kellogg School of Management, Northwestern University and Hong Kong University of Science and Technology.
Mr. Claro Carmelo P. Ramirez has over 20 years of work experience in the field of marketing. Prior to joining PLDT, he held various managerial positions in Colgate Palmolive Philippines, Inc., and served as Associate Director for Global Business Development of Colgate Palmolive Company in New York and as Marketing Director of Colgate Palmolive Argentina, S.A.I.C.  He is a director of iPlus Intelligent Network, Inc. and Sidera Technologies, Inc.  He graduated with honors from the Ateneo de Manila University with a Bachelor of Arts Degree Major in Economics.
Mr. Victorico P. Vargas was appointed as Business Transformation Office Head in January 2008, concurrent with his position as Human Resources Group Head, to lead the business transformation initiatives of PLDT. He is a non-voting member of the Governance and Nomination and Executive Compensation Committees of PLDT and is a director of several subsidiaries of PLDT including ePLDT, Subictel. and Clarktel. He has over 20 years of work experience in various industries (insurance, consumer goods, real estate, banking and finance, telecommunications/information technology) in the area of human resource management. Prior to joining PLDT in February 2000, he served as the Country Human Resources Director of Citibank N.A., Manila and spent two years outside the Philippines as Country Human Resources Director of Citibank, N.A., Bangkok. Mr. Vargas graduated from the University of Santo Tomas with a Bachelor of Science Degree in Psychology.
Ms. June Cheryl A. Cabal, Controller and Financial Reporting and Controllership Head, is also a director and the chief financial officer/treasurer of certain subsidiaries of PLDT and the PLDT-Smart Foundation, Inc. Prior to joining PLDT in June 2000 as an executive trainee in the Finance Group, she was a Senior Associate in the business audit and advisory group of Sycip Gorres Velayo & Co. She was the 2008 Young Achievers Awardee for Commerce and Industry conferred by the Philippine Institute of Certified Public Accountants. In March 2010, she was appointed as a member of the Financial Reporting Standards Council of the Philippines. Ms. Cabal obtained her Bachelor of Science Degree in Accountancy from De La Salle University and Master in Business Management Degree from the Asian Institute of Management.

Mr. Christopher H. Young is our chief financial advisor. He worked in PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as finance director, a position he held until he joined us in November 1998.
The following is a brief description of the business experience of each of the other members of senior management of PLDT as at April 12, 2010:
Atty. Ray C. Espinosa was appointed in March 2008 as Regulatory Affairs and Policies Head responsible for providing top level direction and coordinating closely with the various units of PLDT as well as all subsidiaries and affiliates of PLDT to ensure effective implementation of government and telecom regulatory strategies, policies and other related matters. See Item 6. “Directors, Senior Management and Employees –– Directors, Key Officers and Advisors”.
Mr. Rolando G. Peña was appointed in January 2008 as Head of Customer Service Assurance Group. He is responsible for overseeing all customer fulfillment services, including customer service and network engineering and operations. Mr. Peña has over 20 years of experience in telecommunication operations and was chosen as Electronics and Communications Engineer for the year 2000 by the Institute of Electronics and Communications Engineers of the Philippines. Since 2008, he has been in-charge of network convergence and synchronization in the planning, building, operations and maintenance of the fixed and mobile business of PLDT and Smart. From 1999 to 2007, he was the Head of Network Services Division of Smart and prior to joining Smart in 1994, he was the First Vice President in charge of Technical Operations of Digital Telecommunications Philippines, Inc. Mr. Peña holds directorships in some subsidiaries of PLDT and Smart.
The following is a list of directorships in other private and public companies of the directors/ independent directors named below:

Name of Companies
Name of Director	Public	Private

Helen Y. Dee	EEI Corporation	AY Holdings, Inc.
	National Reinsurance Corporation of the Philippines	Great Life Financial Assurance Corporation
	(Vice Chairman)	Great Pacific Life Assurance Corp.
	Petro Energy Resources Corporation	Hi-Eisai Pharmaceuticals, Inc. (Chairman)
	Rizal Commercial Banking Corporation(Chairman)	Honda Cars, Kalookan
	Seafront Resources Corporation	Honda Cars Philippines, Inc.
Isuzu Philippines, Inc.
La Funeraria Paz, Inc. (Chairman)
Landev Corp. (Chairman)
Malayan Insurance Company (Chairman)
Manila Memorial Park Cemetery, Inc. (Chairman)
Mapua Information Technology Center, Inc. (Chairman)
Merchants Bank (Chairman)
MICO Equities, Inc.
Pan Malayan Express
Pan Malayan Management and Investment Corporation (Vice Chairman)
Pan Malayan Realty Corp. (Chairman)
RCBC Forex Brokers Corp.
RCBC Savings Bank (Chairman)
South Western Cement Corporation
Xamdu Motors, Inc. (Chairman)

Ray C. Espinosa	Cyber Bay Corporation	Bancholders, Inc.
	Lepanto Consolidated Mining Company (Independent Director)	Bayantrade, Inc. (Chairman)
	Metro Pacific Investments Corporation	Beacon Electric Asset Holdings, Inc.
	Manila Electric Company	Bonifacio Communications Corporation
Digital Paradise, Inc. (Chairman)
Enterprise Investment Holdings, Inc.

Name of Companies
Name of Director	Public	Private

ePDS, Inc. (Chairman)
ePLDT Ventus, Inc. (Chairman)
Green Apple Business Ventures Corp.
Green Apple Food Factory, Inc.
Infocom Technologies, Inc. (Chairman)
Intelligent Network Plus, Inc. (Chairman)
Level Up! Games Philippines, Inc. (Chairman)
Metro Pacific Assets Holdings, Inc.
Metro Pacific Resources, Inc.
mySecureSign, Inc. (Chairman)
netGames Philippines, Inc. (Chairman)
New Gallant Limited
Pacific Space International Development Corporation (Chairman)
Parlance Systems, Inc. (Chairman)
Philippine Pacific First Transmission Management Corporation
Philippine Telecommunications Investment Corporation
Sidera Technologies, Inc. (Chairman)
SPi Global Solutions, Inc. (Chairman)
SPi Technologies, Inc. (Chairman)
Tahanan Mutual Building and Loan Association, Inc.
The Philippine Home Cable Holdings, Inc. (Chairman)
Two Rivers Pacific Holdings Corporation
Unilink Communications Corporation (Chairman)
Vocativ Systems, Inc. (Chairman)
Wolfpac Mobile, Inc.

Albert F. del Rosario	LMG Chemicals Corporation	ABC Development Corporation (ABC 5)
	Metro Pacific Investments Corporation	Bancholders, Inc.
	Metro Pacific Tollways Corporation	Business World Publishing Corporation
	Philex Mining Corporation	Hastings Holdings, Inc.
Landco Pacific Corporation
Manila North Tollways Corporation
Metro Pacific Tollways Development Corporation
MediaQuest Holdings, Inc.
MediaScape, Inc.
Nation Broadcasting Corporation
Satventures, Inc.
Six Harmonies Holdings, Inc.
Smart Communications Philippine Holdings, Inc.
International Graduate University (Washington D.C.)

Oscar S. Reyes	Alcorn Gold Resources, Inc. (Independent Director)	Basic EcoMarket Farms, Inc. (Chairman)
	Ayala Land, Inc. (Independent Drector)	CEO’s Inc.
	Bank of the Philippine Islands	First Philippine Electric Company (Independent Director)
	Basic Energy Corporation (Independent Director)	Global Resources for Outsourced Workers, Inc.
	Manila Water Company, Inc. (Independent Director)	In1 Archipelago Minerals, Inc.
	Pepsi Cola Products Philippines, Inc. (Independent	Mindoro Resources Ltd.
	Director)	Petrolift, Inc. (Independent Director)
Sun Life Prosperity Dollar Abundance Fund, Inc. (Independent Director)
Sun Life Prosperity Dollar Advantage Fund, Inc. (Independent Director)
Sun Life Financial Plans, Inc. (Independent Director)
Tower Club, Inc.
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

Compensation of Key Management Personnel
The aggregate compensation paid to our key officers and directors named above, as a group, for 2009 amounted to approximately Php342 million.
The following table below sets forth the aggregate amount of compensation paid in 2009 and 2008 and estimated amount of compensation expected to be paid in 2010 to: (1) the President and Chief Executive Officer, Napoleon L. Nazareno and four most highly compensated officers of PLDT, as a group, namely; Victorico P. Vargas, Anabelle L. Chua, Ernesto R. Alberto and Ma. Lourdes C. Rausa-Chan and (2) all other key officers, other officers and directors, as a group.

	2010		2009		2008
	Estimate		Actual
	(in millions)

President and CEO(1) and four most highly compensated key officers:
Salary(2)	Php	53	Php	47	Php	41
Bonus(3)		12		10		8
Other compensation(4)		232		52		46

		297		109		95

All other key officers, other officers and directors as a group (excluding the President and CEO and four most highly compensated key officers):
Salary(2)		219		204		188
Bonus(3)		61		54		48
Other compensation(4)		886		246		266

	Php	1,166	Php	504	Php	502

(1)	The President and CEO receives compensation from Smart but not from PLDT.

(2)	Basic monthly salary.

(3)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.

(4)	Includes variable pay and other payments. Variable pay is based on an annual incentive system that encourages and rewards both individual and group/team performance and is tied to the achievement of Corporate/Unit/Customer Satisfaction Objectives. It covers regular officers and executives of PLDT and is based on a percentage of their guaranteed annual cash compensation. Includes LTIP costs to be paid in 2010.
Each of the directors of the Company is entitled to a director’s fee for each meeting of the Board of Directors attended. In addition, the directors who serve in the committees of the Board of Directors, namely, the Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees, are each entitled to a fee for each committee meeting attended.
On January 27, 2009, the Board of Directors of PLDT approved an increase in director’s board meeting attendance fees to Php200 thousand from Php125 thousand and board committee meeting attendance fees to Php75 thousand from Php50 thousand. The attendance fees for directors were last adjusted in July 1998. The Executive Compensation Committee recommended the increase taking into consideration PLDT’s profitability growth (versus Board remuneration) and the results of the survey on Board remuneration conducted by Watson Wyatt, which showed that PLDT’s directors’ remuneration, consisting only of fees for meeting attendance, and/or retainer fees and profit share were below the median of directors’ remuneration among participating companies in the survey.
Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors. The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in Other compensation in the above table. The total amount of per diems paid in 2009 and 2008 were approximately Php36 million and Php28 million, respectively. The total amount of per diems estimated to be paid in 2010 is approximately Php38 million.
There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

Long-Term Incentive Plan
On August 28, 2006, the PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, or 2007 to 2009 LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or the 2007 to 2009 Performance Cycle. As a result of the establishment of the 2007 to 2009 LTIP, the Board of Directors also approved the early vesting of its Original LTIP established in 2004, or Original LTIP, by the end of 2006 for those of its participants who were invited and chose to join the 2007 to 2009 LTIP.  Participants in the Original LTIP who were not invited to join the 2007 to 2009 LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule. The payment under the 2007 to 2009 LTIP was intended to be made at the end of the 2007 to 2009 Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the 2007 to 2009 Performance Cycle and a cumulative consolidated net income target for the 2007 to 2009 Performance Cycle. The 2007 to 2009 LTIP payments are expected to be made in the second quarter of 2010.
The 2007 to 2009 LTIP, like the Original LTIP, is a cash plan that was intended to provide meaningful, contingent, financial incentive compensation for eligible executives, officers and advisors of the PLDT Group, who are consistent performers and contributors to the achievement of the long-term strategic plans and objectives, as well as the functional strategy and goals of the PLDT Group.
The 2007 to 2009 LTIP, like the Original LTIP, is administered by the executive compensation committee which has the authority to determine: (a) eligibility and identity of participants; (b) the award attributable to each participant based on the participant’s annual base compensation and taking into account such participant’s seniority, responsibility level, performance potential, tenure with the PLDT Group, job difficulty and such other measures as the Committee deems appropriate; (c) the level of achievement of the performance objectives; and (d) the actual award payable to each participant based on the level of achievement of the performance objectives.
The fair value of the 2007 to 2009 LTIP recognized as expense for the years ended December 31, 2009, 2008 and 2007 amounted to Php1,833 million, Php1,281 million and Php1,448 million, respectively. As at December 31, 2009 and 2008, outstanding LTIP liability amounted to Php4,582 million and Php2,749 million, respectively, see Note 25 – Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18.
There are no other warrants or options held by PLDT’s officers or directors either singly or collectively.
Share Ownership
The following table sets forth information regarding ownership of our common stock and preferred stock, as at April 12, 2010, by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common and preferred shares.

	Shares of		Shares of
Name of Owner	Common Stock		Preferred Stock

Manuel V. Pangilinan	225,450	(1)	360
Napoleon L. Nazareno	13,927	(1)	495
Helen Y. Dee	98		180
Ray C. Espinosa	18,743	(1)	—
Takashi Ooi	1		—
Tatsu Kono	100		—
Rev. Fr. Bienvenido F. Nebres, S.J.	2		—
Donald G. Dee	1		640
Oscar S. Reyes	1		360
Albert F. del Rosario	140,005	(2)	2,100
Pedro E. Roxas	1		540
Alfred V. Ty	1		—
Tony Tan Caktiong	1		50

	Shares of		Shares of
Name of Owner	Common Stock		Preferred Stock

Ma. Lourdes C. Rausa-Chan	699	(1)	350
Ernesto R. Alberto	7,500	(1)	—
Rene G. Bañez	1		540
Anabelle L. Chua	13,878	(1)	—
Jun R. Florencio	15		530
Menardo G. Jimenez, Jr.	22		—
George N. Lim	5,356	(1)	360
Alfredo S. Panlilio	6,031	(3)	—
Claro Carmelo P. Ramirez	11,500		—
Victorico P. Vargas	2,878		180
June Cheryl A. Cabal	—		—
Christopher H. Young	54,313	(1)	—

(1)	Includes PLDT common shares that have been lodged with the Philippine Depository and Trust Co., or PDTC.

(2)	Out of the 140,005 common shares, 15,000 common shares are under the name of Albert F. del Rosario and/or Margaret Gretchen del Rosario.

(3)	Includes PLDT common shares that have been lodged with the PDTC and PLDT common shares underlying ADSs held by JP Morgan Asset Holdings Limited.
The aggregate number of shares of common and preferred stock directly and indirectly owned by directors, key officers and advisors listed above, as at April 12, 2010, was 500,524 and 6,685 respectively, or approximately 0.268% and less than 0.001% of PLDT’s outstanding shares of common and preferred stock, respectively.
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
As provided for in the audit committee charter, the purpose of the audit committee is to assist our board of directors in fulfilling its oversight responsibilities for: (i) PLDT’s accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) the integrity of PLDT’s financial statements and the independent audit thereof; (iii) PLDT’s compliance with legal and regulatory requirements; and (iv) the performance of the internal audit organization and the external auditors.

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
Governance and Nomination Committee
Our governance and nomination committee is composed of five voting members, all of whom are regular members of our Board of Directors and three non-voting members, including Former Chief Justice Artemio V. Panganiban, who serves as an independent non-voting member. Three of the voting members are independent directors namely, Rev. Fr. Bienvenido F. Nebres, S.J., Mr. Alfred V. Ty and Mr. Oscar S. Reyes. Two are non-independent directors namely, Mr. Tatsu Kono and Mr. Manuel V. Pangilinan who is the chairman of this committee. Former Chief Justice Artemio V. Panganiban, Mr. Victorico P. Vargas and Atty. Ma. Lourdes C. Rausa-Chan are the non-voting members.
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
Directors’ and Officers’ Involvement in Certain Legal Proceedings
The following is a description of the cases in which our Chairman, Manuel V. Pangilinan, President and Chief Executive Officer, Mr. Napoleon L. Nazareno, director, Mr. Albert F. del Rosario and Corporate Secretary, Ms. Ma. Lourdes C. Rausa-Chan are respondents:
1.	Mr. Manuel V. Pangilinan, in his capacity as Chairman of the Board of Metro Pacific Corporation, a stockholder of Metro Tagaytay Land Company, Inc., or MTLCI, and four other individuals were respondents in I.S. 04-A-1057 for alleged violation of Article 315 (1)(b), or Estafa, of the Revised Penal Code filed by Mr. Vicente A. Tuason on behalf of Universal Leisure Club, Inc. (ULCI) and Mr. Jose L. Merin in behalf of Universal Rightfield Property Holdings, Inc. (URPHI).
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
On March 25, 2004, Mr. Pangilinan submitted his counter-affidavit in I.S. No. 04-A-1057, including the counter-charges against Messrs. Tuason and Merin for Perjury and Unjust Vexation.

In a Joint Resolution dated June 7, 2004, the City Prosecution Office of Makati dismissed all charges in the Estafa case against Mr. Pangilinan as well as the counter-charges for Perjury and Unjust Vexation against Messrs. Tuason and Merin.
On November 16, 2004, MTLCI, through Mr. Pangilinan and ULCI, through Messrs. Tuason and Merin, filed with the Philippine Department of Justice, or DOJ, their respective Petitions for Review assailing the Resolution of the City Prosecution Office of Makati. Thereafter, the complainants and respondents including Mr. Pangilinan filed, with the assistance of their respective counsels, a Joint Motion to Dismiss (with prejudice) the charges and counter-charges that are subject of the investigation before the DOJ.
While the DOJ has not resolved the Joint Motion to Dismiss as at the date of this annual report, it issued a Resolution dated March 6, 2008 dismissing the petition in I.S. No. 04-A-1057 on the ground that the City Prosecutor of Makati City did not commit any error in dismissing the criminal complaint for Estafa of ULCI et. al. against Mr. Pangilinan and four other individuals. Since ULCI et. al. did not file any motion for reconsideration or appeal (petition for certiorari) of the March 6, 2008 DOJ Resolution, the dismissal of the complaint against Mr. Pangilinan et. al. has become final.
2.	Mr. Napoleon L. Nazareno, in his capacity as President and Chief Executive Officer of Smart, is a respondent in a complaint docketed as I.S. 07-3216-F filed with the Cebu City Prosecutor’s Office by Integrated Distribution Network, Inc., or IDNI, for alleged estafa and violation of R.A. 8484 or the “Access Devices Regulation Act of 1988”. IDNI alleged that Smart, through its directors and officers including Mr. Nazareno (respondent in this complaint), perpetrated fraud by blocking the SIM cards of its sub-dealers. The dispute arose from contracts executed between Smart and IDNI on roving billboards. The parties entered into a settlement agreement allowing IDNI to purchase electronic loads from Smart within a specific period and for a specified amount. It is Smart’s position that IDNI’s cause of action, if any, is purely civil in nature.
The Cebu City Prosecutor’s Office issued a Resolution dated November 12, 2007, finding probable cause to indict respondents for estafa and violation of R.A. 8484. On January 10, 2008, Mr. Nazareno filed a Petition for Review before the DOJ seeking the reversal of the Resolution mentioned above. On May 13, 2008, the DOJ issued a Resolution granting the Petition for Review. In said Resolution, the DOJ directed the Prosecutor of Cebu City to cause the withdrawal of the complaint for estafa and violation of R.A. 8484, if any has been filed in court, against Mr. Nazareno.
On July 15, 2008, the complainant filed a Motion for Reconsideration of the aforementioned DOJ Resolution and on October 3, 2008, Mr. Nazareno together with the other respondents filed their Opposition. On April 29, 2009, the DOJ issued a Joint Resolution dismissing IDNI’s Motions for Reconsideration, thereby affirming the dismissal of the charges against the respondents.
3.	Messrs. Napoleon L. Nazareno and Albert F. del Rosario and other directors and officers of the former PDCP Bank and some officers of the Bangko Sentral ng Pilipinas and Development Bank of the Philippines, are respondents in a complaint docketed as I.S. No. 2004-631 filed by Chung Hing Wong/Unisteel/Unisco Metals, Inc. with the DOJ, for alleged syndicated estafa, estafa through falsification of documents, other deceits, malversation and robbery. In the complaint-affidavit, the complainant alleged that the officers and directors of PDCP Bank deceived the complainant to secure a loan from PDCP Bank through misrepresentation and with the sinister purpose of taking over the complainant’s corporation. As stated in their respective counter-affidavits, the charges against the PDCP directors including Messrs. Nazareno and del Rosario are manifestly unmeritorious. These directors have not personally met the complainant, nor are they parties to the questioned transactions and, as such, could not have deceived the complainant in any manner. The complaint was referred to the Office of the Ombudsman, or OMB, by the DOJ on October 30, 2007 considering that some of the respondents are public officers and the offenses charged were committed in the performance of their official functions.
Meanwhile, on July 23, 2008, Chung Hing Wong filed with the DOJ a Motion for Reconsideration of the Resolution of the DOJ dated September 7, 2007 dismissing his complaint. It appears that prior to forwarding the case records to the OMB, the DOJ had prepared a Resolution recommending the dismissal of the complaint but did not release the said Resolution to the parties because it wanted the OMB to conduct a review of the DOJ Resolution in view of the fact that some of the respondents in the case are public officers.

In an Order dated July 30, 2008, the OMB confirmed that it was conducting a review of the said DOJ Resolution for the abovestated reason and that its authority relative to the case forwarded to it by the DOJ is limited to a review of the DOJ Resolution and not to conduct another preliminary investigation of the case.
On November 19, 2009, Messrs. Nazareno and del Rosario et. al., through counsel, received a copy of the Review and Recommendation dated November 28, 2008 of the OMB. In the said Review and Recommendation, the OMB approved the DOJ Resolution dated September 7, 2007 dismissing the complaint and referred the case back to the DOJ for appropriate action.
Subsequently, on December 7, 2009, Messrs. Nazareno and del Rosario et. al., through counsel, received a copy of the Motion for Reconsideration of the Resolution of the DOJ dated September 7, 2007 filed by Chung Hing Wong/Unisteel/Unisco Metals, Inc. As at the date of this annual report, the DOJ/OMB has yet to act on the said Motion for Reconsideration.
4.	Mr. Albert F. del Rosario and other former directors/officers, and Ms. Ma. Lourdes C. Rausa-Chan and other former corporate secretaries/assistant corporate secretaries of Steniel Cavite Packaging Corporation, Metro Paper and Packaging Products, Inc., AR Packaging Corporation and Starpack Philippines Corporation, are respondents in a case docketed as OMB C-C-04-0363-H (CPL No. C-04-1248), in the OMB. The complaint is for alleged: (a) violation of R.A. 3019 (otherwise known as the Anti-Graft and Corrupt Practices Act); (b) estafa thru falsification of public documents; (c) falsification of public documents under Article 171, in relation to Article 172, of the Revised Penal Code (RPC); (d) infidelity in the custody of public documents under Article 226 of the RPC; and (e) grave misconduct. It relates to various tax credit certificates (allegedly fraudulent, with spurious and fake supporting documents) issued to Victory Textile Mills, Inc. (allegedly, a non-existent corporation with fictitious incorporators and directors) and transferred to several companies including the aforesaid companies. The complaints against Mr. del Rosario and Ms. Rausa-Chan involve the first two offenses only and in their capacity as director and corporate secretary, respectively, of Metro Paper and Packaging Products, Inc. In the opinion of the legal counsels of Mr. del Rosario and Ms. Rausa-Chan, there are no legal and factual bases for their inclusion as respondents in this complaint. Mr. del Rosario and Ms. Rausa-Chan had no participation or involvement in the alleged anomalous acquisition and transfer of the subject tax credit certificates. As at the date of this annual report, the case is still pending with the OMB.
Employees and Labor Relations
As at December 31, 2009, we had 29,035 employees within the PLDT Group, with 5,507, 7,947 and 15,581 employees in our wireless, fixed line and ICT groups, respectively. PLDT had 7,543 employees as at December 31, 2009, of which 33% were rank-and-file employees, 61% were management/supervisory staff and 6% were executives. This number represents a decrease of 47, or approximately 1%, from the staff level as at December 31, 2008, mainly as a result of the ongoing manpower rightsizing program. From a peak of 20,312 employees, as at December 31, 1994, PLDT’s number of employees declined by 12,769 employees, or 63%, as at December 31, 2009.
We and our business units had the following employees as at December 31 of each of the following years:

	2009	2008	2007

PLDT Group	29,035	29,904	30,255
Wireless	5,507	5,602	5,415
Fixed Line	7,947	7,813	8,080
ICT	15,581	16,489	16,760
PLDT Only	7,543	7,590	7,909

The decrease in the number of employees within the PLDT Group from 2008 to 2009 primarily resulted from the reduction in the number of employees in our knowledge processing solution and customer interaction solution businesses.
PLDT has three employee unions, the members of which in the aggregate 5,268 represent 18% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.
On October 7, 2009, PLDT and the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, concluded and signed a new three-year Collective Bargaining Agreement, or CBA, covering the period from November 9, 2009 to November 8, 2011. This CBA provides each member a signing bonus equivalent to one month’s salary (computed at the salary rate prevailing prior to November 9, 2009) plus Php15,000; expeditious agreement bonus of Php20,000; increase of the monthly salary of Php2,500, Php2,600 and Php2,800 for the first, second and third year, respectively; an increase in the yearly Christmas gift certificate from Php8,000 to Php9,000; an increase in the amount of coverage under the group life insurance plan from Php650,000 to Php750,000; and Php45,000 funeral assistance for the death of a dependent. Other provisions of this CBA include increases in the rice subsidy and professional fee for dependent’s hospitalization.
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
On December 18, 2008, a CBA was signed by PLDT and Gabay ng Unyon sa Telekomunikasyon ng mga Superbisor, our supervisors’ union or GUTS, covering a three-year period from January 1, 2008 to December 31, 2010. This CBA provides for increases of the monthly salary by 9% of basic pay or Php2,200, whichever is higher, for the first year of the CBA; 11% of basic pay or Php3,000, whichever is higher for the second year of the CBA; 10% of basic pay or Php2,600, whichever is higher for third year of the CBA. Other provisions include increases in rice subsidy, Christmas gift certificate and hospitalization benefits for dependents.
Pension and Retirement Benefits
Defined Benefit Pension Plans
We have defined benefit pension plans, covering substantially all of our permanent and regular employees, except the employees of Smart and its subsidiary, I-Contacts. The plans require contributions to be made to a separate administrative fund.
PLDT has a trustee-managed, non-contributory defined benefit pension plan covering all permanent and regular employees. The benefit pension plan provides benefits upon normal retirement beginning at age 65, early retirement beginning at age 50 or completion of at least 30 years of credited service, voluntary resignation with completion of at least 15 years of credited service, total and physical disability, death and involuntary separation. Benefits are based on the employee’s final monthly basic salary and length of service.
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

In the event the benefit pension plan’s assets are insufficient to pay the required retirement benefits, PLDT would be obligated to fund the amount of the shortfall. In addition, claims of PLDT’s employees for retirement benefits that have accrued would rank above the claims of all other creditors of PLDT, in the event of PLDT’s bankruptcy or liquidation.
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
We spent Php1,306 million for pension, retirement and similar benefits for our employees for the year ended December 31, 2009. In addition, Php493 million was recognized in respect of the enhanced separation package of 220 employees who were covered by PLDT’s manpower rightsizing program. For more information about the benefit plan including the total amount set aside to provide pension retirement or similar benefits, see Note 5 – Income and Expenses and Note 25 – Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18.
Item 7. Major Shareholders and Related Party Transactions
The following table sets forth information regarding ownership of shares of PLDT’s common stock as at April 12, 2010, of all shareholders known to us to beneficially own more than 5% of PLDT’s shares of common stock, or, collectively, our Major Shareholders. All shares of PLDT’s common stock have one vote per share. Our Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s common stock.

			Name of Beneficial
	Name and Address		Owner and	Number of
Title	of Record Owner and	Place of	Relationship with	Shares Held of		Percentage
of Class	Relationship With Issuer	Incorporation	Record Owner	Record		of Class

Common	Philippine Telecommunications Investment Corporation(1) 12th Floor Ramon Cojuangco Bldg. Makati Avenue, Makati City	Philippine Corporation	Same as Record Owner	26,034,263	(2)	13.94

Common	Metro Pacific Resources, Inc.(3) c/o Corporate Secretary 18th Floor, Liberty Center, 104 H. V. dela Costa St. Salcedo Village, Makati City	Philippine Corporation	Same as Record Owner	15,745,172	(2)	8.43

Common	NTT Communications Corporation(4) 1-1-6 Uchisaiwai-cho 1-Chome, Chiyoda-ku Tokyo 100-8019, Japan	Japanese Corporation	See Footnote (5)	12,633,487	(6)	6.76

Common	NTT DoCoMo, Inc.(6) 41st Floor, Sanno Park Tower 2-11-1 Nagata-cho, Chiyoda-ku Tokyo 100-6150, Japan	Japanese Corporation	See Footnote(5)	18,234,821	((7)	9.76

Common	Social Security System(8) SSS Building East Avenue, Quezon City	Philippine Corporation	Same as Record Owner	5,024,788	(9)	2.69

Common	PCD Nominee Corporation(10) 37/F Enterprise Building, Tower I Ayala Avenue cor. Paseo de Roxas St. Makati City	Philippine Corporation	See Footnote (10)	58,972,458		31.57

			Name of Beneficial
	Name and Address		Owner and	Number of
Title	of Record Owner and	Place of	Relationship with	Shares Held of	Percentage
of Class	Relationship With Issuer	Incorporation	Record Owner	Record	of Class

Common	J. P. Morgan Asset Holdings (HK) Limited(11) (various accounts) 20/F Chater House 8 Connaught Road Central, Hongkong	HongKong Corporation	See Footnote (11)	45,098,829	24.14

Common	Capital Research Global Investors(12)	Delaware Corporation	See Footnote (12)	14,612,760	7.82

Common	Lazard Asset Management LLC(13)	Delaware Corporation	See Footnote (13)	11,276,352	6.04

(1)	Based on a resolution adopted by the Board of Directors of PTIC, the Chairman of the Board of PTIC, Mr. Manuel V. Pangilinan, has the continuing authority to represent PTIC at any and all meetings of the stockholders of a corporation in which PTIC owns of record or beneficially any shares of stock or other voting security, and to sign and deliver, in favor of any person he may deem fit, a proxy or other power of attorney, with full power of delegation and substitution, authorizing his designated proxy or attorney-in-fact to vote any and all shares of stock and other voting securities owned of record or beneficially by PTIC at any and all meetings of the stockholders of the corporation issuing such shares of stock or voting securities.

(2)	First Pacific Group beneficially owned 26% of the outstanding common stock of PLDT as at April 12, 2010 by virtue of PLDT common shareholdings by intermediate holding companies, including PTIC and MPRI.

(3)	Based on a resolution adopted by the Board of Directors of MPRI, Mr. Manuel V. Pangilinan has been appointed as proxy or duly authorized representative of MPRI to represent and vote the PLDT shares of common stock of MPRI in the Annual Meeting of PLDT.

(4)	Based on publicly available information, NTT Communications is a wholly-owned subsidiary of NTT. Based on a certification signed by a duly authorized officer of NTT Communications, Mr. Jun Sawada is authorized to execute for and on behalf of NTT Communications, endorsements, transfers and other matters relating to the PLDT shares of common stock held by NTT Communications.

(5)	In publicly available reports filed by NTT Communications and NTT DoCoMo, it is stated that because of NTT’s ownership of all the outstanding capital stock of NTT Communications and a majority of the common stock of NTT DoCoMo, NTT, NTT Communications and NTT DoCoMo may be considered to constitute a “group” within the meaning of Section 13(d)(3) of the U.S Securities Exchange Act of 1934, as amended. Therefore, each of them may be deemed to have beneficial ownership of the 39,401,561 shares in aggregate held by NTT Communications and NTT DoCoMo, representing approximately 21% of the outstanding common stock of PLDT as at April 12, 2010.

(6)	Based on publicly available information, NTT DoCoMo, is a majority-owned and publicly traded subsidiary of NTT. Based on a certification signed by a duly authorized officer of NTT DoCoMo, Mr. Toshinari Kunieda or Mr. Mutsuo Yamamoto, is authorized to execute for and on behalf of NTT DoCoMo, endorsements, transfers and other matters relating to the PLDT shares of common stock held by NTT DoCoMo.

(7)	The total PLDT shareholdings of NTT DoCoMo is 26,768,074 shares, of which 18,234,821 are owned on record by NTT DoCoMo, and 8,533,253 are shares underlying American Depository Shares, collectively representing 14.33% of the outstanding common stock of PLDT as at April 12, 2010.

(8)	Based on a resolution adopted by the Board of Directors of the SSS, Mr. Thelmo Y. Cunanan, as Chairman of the SSS, has been authorized to sign the proxy constituting the lawful attorney/proxy of SSS with power to represent and vote the PLDT shares of common stock of SSS in the Annual Meeting of PLDT.

(9)	The total PLDT shareholdings of SSS is 10,696,990 shares of PLDT of which 5,024,788 are owned on record by SSS and 5,672,202 shares are held on record by PCD, representing 5.73% of the outstanding common stock of PLDT as at April 12, 2010.

(10)	PCD is the registered owner of shares held by participants in the Philippine Depository and Trust Co., or PDTC, a private company organized to implement an automated book entry system of handling securities transactions in the Philippines. Under the PDTC procedures, when an issuer of a PDTC-eligible issue will hold a stockholders’ meeting, the PDTC will execute a pro-forma proxy in favor of its participants for the total number of shares in their respective principal securities account as well as for the total number of shares in their client securities account. For the shares held in the principal securities account, the participant concerned is appointed as proxy with full voting rights and powers as registered owner of such shares. For the shares held in the client securities account, the participant concerned is appointed as proxy, with the obligation to constitute a sub-proxy in favor of its clients with full voting and other rights for the number of shares beneficially owned by such clients. Based on available information, none of the owners of the PLDT common shares registered under the name of PCD, owned more than 5% of PLDT’s outstanding common stock as at April 12, 2010, except The Hongkong and Shanghai Banking Corp. Ltd.–Clients, which owned approximately 18.27% of PLDT’s outstanding common stock as of such date. PLDT has no knowledge if any beneficial owner of the shares under The Hongkong and Shanghai Banking Corp. Ltd.–Clients owned more than 5% of PLDT’s outstanding common stock as at April 12, 2010.

The PCD account also includes 5,672,202 shares of PLDT common stock beneficially owned by the SSS.

(11)	Holds shares as nominee of JPMorgan Chase Bank, successor depositary under the Common Stock Deposit Agreement, dated October 14, 1994, as amended on February 10, 2003, between JPMorgan Chase Bank and the holders of ADRs evidencing ADSs, representing shares of common stock of PLDT (the “Deposit Agreement”). Under the Deposit Agreement, if the depositary does not receive voting instructions from a holder of ADRs, such holder will be deemed to have instructed the depositary to provide a discretionary proxy to a person designated by PLDT for the purpose of exercising the voting rights pertaining to the shares of common stock represented by such holder of ADRs, except that no discretionary proxy will be given with respect to any matter as to which substantial opposition exists or which materially and adversely affects the rights of the holders of such ADRs.

This account also includes 2,249,100 shares of PLDT common stock underlying ADSs beneficially owned by Capital Research Global Investors, 8,533,253 shares of PLDT common stock underlying ADS beneficially owned by NTT DoCoMo, and 11,276,352 shares of PLDT common stock underlying ADSs beneficially owned by Lazard Asset Management LLC, or LAMLLC.

(12)	According to the Schedule 13G/A of Capital Research Global Investors, or CRGI, filed with the U.S. Securities and Exchange Commission on February 12, 2010, CRGI, as an investment adviser, beneficially owned 14,944,540 shares of PLDT common stock out of which 2,249,100 shares are underlying ADSs. In an email to PLDT dated April 21, 2010, Mr. Christopher Aquino of CRGI confirmed that as of April 12, 2010, CRGI beneficially owned 14,612,760 shares of PLDT common stock, of which 2,249,100 shares are underlying ADSs.

(13)	According to the Schedule 13G of LAMLLC filed with the U.S. Securities and Exchange Commission on February 5, 2010, LAMLLC, as an investment adviser, beneficially owned 11,276,352 shares of PLDT common stock.
As at April 12, 2010, approximately 86.29% of the outstanding capital stock of PLDT was registered in the names of Philippine persons.
Related Party Transactions
For a detailed discussion of our material related party transactions, see Note 24 – Related Party Transactions to the accompanying consolidated financial statements in Item 18.
Except for the transactions discussed in Note 24 – Related Party Transactions to the accompanying consolidated financial statements in Item 18, there were no other material related party transactions during the last three financial years, nor are there any material transactions currently proposed between PLDT and any: (i) any director, officer, direct or indirect owner of 10% or more of the outstanding shares in PLDT; (ii) any close family member of such director, officer or owner; (iii) associates of PLDT; (iv) enterprises controlling, controlled by or under common control with PLDT; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any director, officer or owner of 10% or more of the outstanding shares in PLDT or any close family member of such director, key officer or owner, or collectively, the Related Parties.
There was no outstanding indebtedness at any time during the last three financial years that was owed to PLDT and/or its subsidiaries by any Related Party.
Item 8. Financial Information
Consolidated Financial Statements and Other Financial Information
Consolidated financial statements are set forth under Item 18. “Financial Statements.”
Legal Proceedings
Except as disclosed in the following paragraphs, neither PLDT nor any of its subsidiaries is a party to, and none of their respective properties is subject to, any pending legal proceedings that PLDT considers to be potentially material to its and its subsidiaries’ business.
NTC supervision and regulation fees, or SRF
Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s opinion, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT in February 2008, the NTC assessed the total amount of SRF due from PLDT to be Php2,870 million, which included penalties and interest. On April 3, 2008, PLDT complied with the Supreme Court resolution by paying to the NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but not including penalties and interest. PLDT believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments in the total amount of Php2,870 million which included penalties. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing its assessment letter of February 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. On September 8, 2008, the Solicitor General, as counsel of, and representing, the NTC, filed its Comment on the Petition. On September 22, 2008, PLDT filed its Reply (To the Comment of the NTC).
On January 26, 2010, the Court of Appeals issued a resolution directing the parties to submit their respective memoranda within 15 days from notice thereof. After requesting for an extension, PLDT filed its memorandum on February 18, 2010. PLDT, through counsel, received the memorandum of the NTC on February 25, 2010. With the submission of the parties’ respective memoranda, the petition is now deemed submitted for resolution.
Matters Relating to a Third Party Aggregator
In late 2009, PLDT informally received a communication which provided a complaint, or the Draft, setting forth a securities class action lawsuit in the United States District Court for the Southern District of New York against PLDT and certain PLDT officers and indicated that such Draft may be filed against PLDT. The Draft alleges that some PLDT officers and employees caused PLDT’s subsidiary Smart to enter into contracts with a third-party entity in order to divert long distance telephone traffic and profits to such third-party entity. The Draft further alleges that these officers and employees personally created and controlled the third-party entity and were personally enriched as a result. The Draft alleges that this alleged scheme was accomplished by causing Smart to offer a lower rate for long distance telephone traffic to that third-party entity so that long distance traffic which otherwise would have been handled by PLDT at a higher rate was redirected to equipment owned by the third-party entity. The Draft alleges that PLDT failed to disclose material facts regarding the alleged scheme and that, as a result, PLDT misstated its true financial condition in its annual reports from 2002 through 2008.
In light of the nature of the allegations and out of an abundance of caution, PLDT’s Board of Directors referred the Draft for review by the Audit Committee. The Audit Committee appointed an independent Investigation Committee to oversee an investigation into the allegations contained in the Draft. The Audit Committee retained independent counsel to lead in the investigation. To preserve the confidential nature of the inquiry, the investigation was limited to internal sources at PLDT, including current PLDT and Smart employees, internal records and discrete inquiries and public records searches.
The independent counsel, under the oversight of the Investigation Committee, has concluded on the basis of the evidence within the control of PLDT or otherwise reasonably available, that (i) while the investigation cannot definitively exclude the possibility, the investigation has found no evidence to establish that PLDT’s officers and employees were personally involved in the creation of the third-party entity referred to in the Draft and has found no evidence of any improper personal financial benefit or gain by these officers and employees, directly or indirectly from such third party entity; and (ii) while Smart had substantial business relationships with various third-party aggregators of long-distance telephone traffic during the relevant period, including the third-party entity referred to in the Draft (with which Smart ceased doing business in 2008), there is no evidence that the relationship with such third-party entity in fact resulted in a material adverse impact on PLDT’s revenues during the relevant period and may have in fact benefited PLDT overall through an increase in overall call volume.

On May 7, 2010, the Audit Committee of PLDT approved the recommendation and conclusion of the independent counsel, as endorsed by the Investigation Committee. No provision has been made related to this matter.
Taxation
National Internal Revenue Taxes
PLDT has filed various cases against the Commissioner of the Bureau of Internal Revenue for refunds and/or tax credit of erroneously paid value-added taxes, compensating taxes, advance sales taxes and other internal revenue taxes on PLDT’s importation of various equipment, machinery, and spare parts.
In the case of the claim for refund of erroneously paid value-added taxes, compensating taxes, advance sales taxes and other internal revenue taxes on PLDT’s importation of various equipment, machinery and spare parts, the Supreme Court, on December 15, 2005, rendered a decision partially granting the claim for refund or tax credit certificates and ordering the Commissioner of Internal Revenue, or CIR, to issue a Tax Credit Certificate or to refund to PLDT Php95 million representing erroneously collected advance sales tax and compensating tax. A Writ of Execution dated October 2, 2008 has been issued by the Second Division of the Court of Tax Appeals addressed to the CIR. The processing for the issuance of the Tax Credit Certificate is still being undertaken by the Bureau of Internal Revenue as at December 31, 2009.
Local Business and Franchise Taxes
PLDT, Smart and Piltel currently face various local business and franchise tax assessments by different local government units.
PLDT, Smart and Piltel believe that under Philippine laws then prevailing, they are exempt from payment of local franchise and business taxes to local government units and are contesting the assessment of these taxes in some of these cases.
For more information, see Note 27 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18.
Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI
Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and simply improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Currently, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.
Other disclosures required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets were not provided as it may prejudice our position in on-going claims, litigations and assessments.
For more information, see Note 27 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18.
Dividend Distribution Policy
Please see Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 19 – Equity to the accompanying consolidated financial statements in Item 18 for tables that show dividends declared in 2009.

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
For the period from January 1 to April 12, 2010, a total of 8.8 million shares of PLDT’s common capital stock were traded on the Philippine Stock Exchange. During the same period, the volume of trading was 4.1 million ADSs on the NYSE.
As at April 12, 2010, 10,610 stockholders were Philippine persons and held approximately 36% of PLDT’s common capital stock. In addition, as at April 12, 2010, there were a total of approximately 49 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 342 holders.
High and low sales prices for PLDT’s common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	Philippine Stock				New York Stock
	Exchange				Exchange
	High		Low		High		Low
2010
First Quarter	Php	2,775.00	Php	2,420.00	US$	60.65	US$	53.05
January		2,775.00		2,600.00		60.65		55.97
February		2,665.00		2,500.00		56.44		53.09
March		2,695.00		2,420.00		58.80		53.05
Second Quarter
April		2,540.00		2,425.00		57.49		53.01
May (until May 12, 2010)		2,530.00		2,440.00		56.38		53.07

2009		2,670.00		1,830.00		58.17		38.43
First Quarter		2,310.00		1,830.00		49.80		38.43
Second Quarter		2,620.00		2,125.00		52.16		43.01
Third Quarter		2,625.00		2,300.00		54.50		48.12
Fourth Quarter		2,670.00		2,405.00		58.17		51.12
November		2,625.00		2,450.00		57.00		51.12
December		2,645.00		2,570.00		58.17		54.70

2008		3,175.00		1,810.00		76.72		36.05
First Quarter		3,175.00		2,520.00		76.72		61.49
Second Quarter		2,820.00		2,285.00		68.96		50.95
Third Quarter		2,795.00		2,240.00		62.97		51.10
Fourth Quarter		2,725.00		1,810.00		57.38		36.05
2007		3,285.00		2,250.00		76.30		45.25
2006		2,610.00		1,675.00		51.90		32.15
2005		1,860.00		1,310.00		34.35		23.50
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
Directors
PLDT’s Amended By-Laws provide that the board of directors shall consist of thirteen members, each of whom must hold at least one share of the common stock of PLDT in his own name and possess the minimum qualifications and have none of the disqualifications provided in the By-Laws. There are no provisions in PLDT’s Amended Articles of Incorporation or Amended By-Laws with respect to: (a) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested; (b) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body; (c) borrowing powers exercisable by the directors and how such borrowing powers can be varied; or (d) retirement or non-retirement of directors under an age limit requirement.
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
See Item 5. “Liquidity and Capital Resources––Financing Activities––Financing Requirements” and Item 3. “Key Information––Dividends Declared” and “Key Information––Dividends Paid”.
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
Issued and Outstanding Preferred Stock
The series of Preferred Stock and the number of shares issued and outstanding under each series as at April 12, 2010 and December 31, 2009 are as follows:

	No. of Shares
Series	April 12, 2010		December 31, 2009

Series A to EE 10% Cumulative Convertible	405,697,562		405,631,062
Series IV Cumulative Non-Convertible Redeemable	36,000,000	*	36,000,000	*

*	Total subscribed shares is 300 million with a total subscription price of Php3 billion, out of which amount Php360 million has been paid.
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

Shares of Series V and VI Convertible Preferred Stock were entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI Convertible Preferred Stock was convertible at any time at the option of the holder into one share of PLDT Common Stock. On June 5, 2008 (the “Mandatory Conversion Date”), PLDT’s outstanding shares of Series V and VI Convertible Preferred Stock issued on June 4, 2001 were mandatorily converted into shares of PLDT Common Stock at a ratio of 1:1. The remaining 122 shares of Series V Convertible Preferred Stock which were originally issued on August 22, 2002 were voluntarily converted into shares of PLDT common stock on July 23, 2009, prior to the scheduled mandatory conversion on August 23, 2009. The remaining 4 thousand shares of Series VI Convertible Preferred Stock which were originally issued on November 8, 2002 were mandatorily converted into shares of PLDT common stock on November 9, 2009. As at April 12, 2010, all of the 3 million shares, 5 million shares and 4 million shares of the Series V, VI and VII Convertible Preferred Stock, respectively, had been voluntarily and/or mandatorily converted into shares of PLDT’s common stock.
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
Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which were paid in U.S. dollars. PLDT’s Transfer Agent for its common stock, The Hong Kong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2009, approximately 86% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 19 –Equity and Note 20 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

Principal of and interest on PLDT’s 11.375% Notes due 2012 and 8.35% Notes due 2017 are payable in U.S. dollars which may be paid through the local banking system either pursuant to the registration of such Notes with the BSP or otherwise pursuant to specific BSP approval of such payment. Such principal and interest may also be paid utilizing PLDT’s own dollar resources without necessity of BSP approval. The BSP, with the approval of the President of the Philippines, may, however, restrict the availability of foreign exchange during an exchange crisis, when an exchange crisis is imminent, or in times of national emergency.
Taxation
The following is a description of the material Philippine and United States federal income tax consequences to United States Holders (as defined below) of owning shares of Common Stock and ADSs. It applies to you only if you hold your Common Stock or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of PLDT’s voting stock, a person that holds Common Stock or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the U.S. dollar.
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
Taxation of Dividends
Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%. Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax. Dividends paid to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines by Philippine corporations shall be subject to a final withholding tax of 15%, subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either (i) allows a credit against the tax due from the non-resident non-Philippine corporation taxes deemed to have been paid in the Philippines equivalent to 15% effective January 1, 2009 (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 30% effective January 1, 2009 and the 15% tax on dividends) (this condition is not satisfied in the case of corporations domiciled in the United States if such corporations own less than 10% of the voting stock of PLDT) or (ii) imposes no income taxes on dividends received by such non-resident non-

Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States). If neither of the foregoing conditions is met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax (in the form of final withholding tax) at the rate of 30% effective January 1, 2009. Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within clause (ii) and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the 15% rate. Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.
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
Documentary Stamp Taxes
The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of Php0.75 on each Php200, or fractional part thereof, of the par value of the shares. The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines. With respect, however, to shares of stock listed and traded in the stock exchange, the Philippine Tax Code, as amended on June 30, 2009 by R.A. 9648, provides that no documentary stamp tax is due on the transfer and disposition of said shares.

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
Taxation of Dividends
Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a United States Holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate United States Holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that, in the case of Common Stock or ADSs you hold the Common Stock or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the Common Stock or ADSs generally will be qualified dividend income.
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
Sale or Other Disposition of Equity Securities
Subject to the PFIC rules discussed below, a United States Holder will recognize capital gain or loss upon the sale of Common Stock or ADSs in an amount equal to the difference between such United States Holder’s basis in the Common Stock or ADSs and the amount realized upon the sale. Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the Common Stock or ADSs have been held for more than one year. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. Generally, any such gain or loss will be treated as realized income or loss from sources within the United States for foreign tax credit limitation purposes. United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax. See “— Philippine Taxation — Capital Gains Tax and Stock Transaction Tax.”
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
We have letters of credit amounting to Php1,317 million as at December 31, 2009 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php38,319 million and Php3,824 million, respectively, as at December 31, 2009. Details on our letters of credit and summary of the maturity profile of our financial liabilities as at December 31, 2009 and 2008 based on contractual undiscounted payments is set out in Note 26 – Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18.
Foreign Currency Exchange Risk
The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.
To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2009 and 2008:

	2009		2008
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Note receivable	2	81	—	—
Advances and refundable deposits	—	7	—	—

Total noncurrent financial assets	2	88	—	—

Current Financial Assets
Cash and cash equivalents	140	6,496	101	4,794
Short-term investments	47	2,164	21	986
Trade and other receivables – net	206	9,573	207	9,880
Derivative financial assets	—	6	1	56

Total current financial assets	393	18,239	330	15,716

Total Financial Assets	395	18,327	330	15,716

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	837	38,871	925	44,064
Derivative financial liabilities	59	2,751	37	1,761

Total noncurrent financial liabilities	896	41,622	962	45,825

Current Financial Liabilities
Accounts payable	155	7,180	143	6,820
Accrued expenses and other current liabilities	95	4,409	93	4,447
Derivative financial liabilities	—	—	2	87
Current portion of interest-bearing financial liabilities	155	7,220	301	14,331

Total current financial liabilities	405	18,809	539	25,685

Total Financial Liabilities	1,301	60,431	1,501	71,510

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php46.43 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2009.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was 47.65 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2008.
As at May 12, 2010, the peso-dollar exchange rate was Php45.09 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at December 31, 2009 would have decreased in peso terms by Php1,214 million.
As at December 31, 2009 and 2008, approximately 46% and 78% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. dollars, respectively. Consolidated foreign currency-denominated debt decreased to Php45,633 million as at December 31, 2009 from Php57,916 million as at December 31, 2008. PLDT’s outstanding long-term principal only currency swap contracts amounted to US$391 million and US$454 million as at December 31, 2009 and 2008, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 28% (or 19%, net of our consolidated U.S. dollar cash balances) and 45% (or 38%, net of our consolidated U.S. dollar cash balances) as at December 31, 2009 and 2008, respectively.
For the years ended December 31, 2009, 2008 and 2007, approximately 34%, 35% and 34%, respectively, of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars. In this respect, the recent depreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues, and consequently, our cash flow from operations in Philippine peso terms.
The Philippine peso had appreciated by 2.56% against the U.S. dollar to Php46.43 to US$1.00 as at December 31, 2009 from Php47.65 to US$1.00 as at December 31, 2008. As at December 31, 2008, the Philippine peso had depreciated by 15.1% from Php41.41 to US$1.00 to Php47.65 to US$1.00 as at December 31, 2007. As a result of our consolidated foreign exchange movements as well as the amount of our consolidated outstanding net foreign currency debts and hedges, we recognized net consolidated foreign exchange gains of Php909 million in 2009, net consolidated foreign exchange losses of Php6,170 million in 2008 and net consolidated foreign exchange gains of Php7,990 million in 2007. See Note 4 – Operating Segment Information to the accompanying consolidated financial statements in Item 18 for further discussion.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of December 31, 2010. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by approximately 4% as compared to the exchange rate of Php46.43 to US$1.00 as at December 31, 2009. If the peso-dollar exchange rate had weakened/strengthened by approximately 4% as at December 31, 2009, with all other variables held constant, profit after tax for the year would have been approximately Php877 million higher/lower and our consolidated stockholders’ equity as at year end 2009 would have been approximately Php849 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.
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
The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2009 and 2008. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2009

								Discount/
								Debt
								Issuance	Carrying	Fair Value
	In U.S. Dollar							Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	In Php	In Php	Dollar	In Php
							(in millions)
Assets:
Cash in Bank
U.S. Dollar	11	—	—	—	—	11	540	—	540	11	540
Interest rate	0.0025% to 0.88%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,673	—	1,673	36	1,673
Interest rate	0.625% to 2.90%	—	—	—	—	—	—	—	—	—	—
Other Currencies	1	—	—	—	—	1	31	—	31	1	31
Interest rate	0.0014 to 2.40%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	384	—	—	—	—	384	17,870	—	17,870	384	17,870
Interest rate	0.50% to 1.75%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	369	—	—	—	—	369	17,149	—	17,149	369	17,149
Interest rate	1.25% to 5.50%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	46	—	—	—	—	46	2,132	—	2,132	46	2,132
Interest rate	4.25% to 7.006%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,692	—	1,692	36	1,692
Interest rate	4.40%	—	—	—	—	—	—	—	—	—	—
Investment in Debt Securities
Philippine Peso	—	—	—	10	—	10	462	—	462	10	474
Interest rate	—	—	—	6.92%	—	—	—	—	—	—	—

	883	—	—	10	—	893	41,549	—	41,549	893	41,561

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	146	—	245	391	18,161	285	17,876	449	20,837
Interest rate	—	—	11.375%	—	8.350%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	14	27	5	285	—	331	15,397	3,338	12,059	229	10,654
Interest rate	4.515%	3.79% to 4.70%	3.79%	2.25% to 3.79%	—	—	—	—	—	—	—
Philippine Peso	—	63	126	236	305	730	33,858	84	33,774	744	34,535
Interest rate	—	6.0323% to 8.4346%	5.625% to 8.4346%	6.125% to 9.1038%	6.50% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	41	160	74	60	—	335	15,543	124	15,419	332	15,419
Interest rate	US$LIBOR + 0.05% to 2.5%	US$LIBOR + 0.42% to 1.85%; swap rate + 2.79%	US$LIBOR + 0.42% to 1.85%; swap rate + 2.79%	US$LIBOR + 0.42% to 1.85%; swap rate + 2.79%	—	—	—	—	—	—	—
Philippine Peso	—	185	81	107	—	373	17,349	27	17,322	373	17,322
Interest rate	—	MART 1 + 0.75%; PDST-F + 1.0% to 1.5%; AUB’s prime rate	PDST-F + 1.0% to 1.50%; AUB’s prime rate	PDST-F + 1.0% to 1.50%	—	—	—	—	—	—	—
Short-term Debt
Notes Payable
U.S. Dollar	6	—	—	—	—	6	279	—	279	6	279
Interest rate	3.25%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	43	—	—	—	—	43	2,000	—	2,000	43	2,000
Interest rate	PDST-F + 1.5%; 6.0896%	—	—	—	—	—	—	—	—	—	—

	104	435	432	688	550	2,209	102,587	3,858	98,729	2,176	101,046

As at December 31, 2008

								Discount/
								Debt
								Issuance	Carrying	Fair Value
	In U.S. Dollar							Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	In Php	In Php	Dollar	In Php
							(in millions)
Assets:
Cash in Bank
U.S. Dollar	26	—	—	—	—	26	1,258	—	1,258	26	1,258
Interest rate	0.10% to 4.50%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	56	—	—	—	—	56	2,682	—	2,682	56	2,682
Interest rate	0.25% to 3.50%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	74	—	—	—	—	74	3,400	—	3,400	74	3,400
Interest rate	0.30% to 7.50%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	567	—	—	—	—	567	26,120	—	26,120	567	26,120
Interest rate	2% to 7.50%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	21	—	—	—	—	21	985	—	985	21	985
Interest rate	3.29%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	119	—	—	—	—	119	5,685	—	5,685	119	5,685
Interest rate	6.69%	—	—	—	—	—	—	—	—	—	—
Investment in Debt Securities
Philippine Peso	35	—	4	9	—	48	2,291	—	2,291	48	2,285
Interest rate	6.3194%	—	6.125%	6.875% to 7%	—	—	—	—	—	—	—

	898	—	4	9	—	911	42,421	—	42,421	911	42,415

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	114	—	—	159	295	568	27,061	368	26,693	559	26,607
Interest rate	10.50%	—	—	11.375%	8.35%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	22	50	11	3	280	366	17,444	4,046	13,398	252	12,030
Interest rate	4.49% to 6%	3.79% to 4.70%	3.79% to 4.70%	3.79%	2.25%	—	—	—	—	—	—
Philippine Peso	—	3	1	182	33	219	10,420	79	10,341	209	9,955
Interest rate	—	6.50% to 8.4346%	5.625% to 8.4346%	5.625% to 8.4346%	6.125% to 6.50%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	13	215	59	77	—	364	17,339	67	17,272	363	17,272
Interest rate	US$LIBOR + 1.75% to 2.75%	US$LIBOR + 0.42% to 2.50%	US$LIBOR + 0.42% to 0.815%	US$LIBOR + 0.42% to 0.75%	—	—	—	—	—	—	—
Philippine Peso	—	47	32	40	—	119	5,670	16	5,654	119	5,653
Interest rate	—	MART 1 + 0.75% to 5.70%; PDST-F + 1.0% to 1.50%	MART 1 + 0.75%; PDST-F + 1.0% to 1.50%	PDST-F + 1.0% to 1.50%	—	—	—	—	—	—	—
Short-term Debt
Notes Payable
U.S. Dollar	12	—	—	—	—	12	553	—	553	12	553
Interest rate	5.25% to 5.30%	—	—	—	—	—	—	—	—	—	—

	161	315	103	461	608	1,648	78,487	4,576	73,911	1,514	72,070

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.
Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.
Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of December 31, 2010. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 90 basis points and 55 basis points higher/lower, respectively, as compared to levels as at December 31, 2009. If U.S. dollar interest rates had been 90 basis points higher/lower as compared to market levels as at December 31, 2009, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2009 would have been approximately Php527 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 55 basis points higher/lower as compared to market levels as at December 31, 2009, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2009 would have been approximately Php241 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk
Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.
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
The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2009	2008	2009	2008
	(in million pesos)
Loans and receivables:
Advances and refundable deposits	849	840	848	840
Cash and cash equivalents	38,319	33,684	38,101	33,621
Short-term investments	3,338	5,964	3,338	5,963
Foreign administrations	4,064	5,477	4,011	5,477
Retail subscribers	3,546	3,904	3,505	3,877
Corporate subscribers	2,429	2,865	2,328	2,709
Domestic carriers	1,184	703	1,184	703
Dealers, agents and others	3,506	2,960	3,506	2,958
Held-to-maturity investments:
Investment in debt securities	462	2,098	462	2,098
Designated at fair value through profit or loss:
Investment in debt securities	—	193	—	193
Available-for-sale financial assets	134	131	134	131
Held-for-trading:
Short-term investments	486	706	486	706
Bifurcated embedded derivatives	6	2	6	2
Foreign currency options	—	38	—	38
Forward foreign exchange contracts	—	16	—	16

Total	58,323	59,581	57,909	59,332

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2)	Gross financial assets after taking into account any collateral or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties:

		Neither past due		Past due but
		nor impaired		not
	Total	Class A(1)	Class B(2)	impaired	Impaired
	(in million pesos)
December 31, 2009
Loans and receivables:
Advances and refundable deposits	849	790	59	—	—
Cash and cash equivalents	38,319	37,767	552	—	—
Short-term investments	3,338	2,971	367	—	—
Corporate subscribers	9,106	1,078	283	1,068	6,677
Retail subscribers	8,026	1,236	518	1,792	4,480
Foreign administrations	4,353	1,261	451	2,352	289
Domestic carriers	1,267	157	8	1,019	83
Dealers, agents and others	3,927	2,068	1,022	416	421
Held-to-maturity investments:
Investment in debt securities	462	462	—	—	—
Available-for-sale financial assets	134	103	31	—	—
Held-for-trading(3):
Short-term investments	486	486	—	—	—
Bifurcated embedded derivatives	6	6	—	—	—

Total	70,273	48,385	3,291	6,647	11,950

December 31, 2008
Loans and receivables:
Advances and refundable deposits	840	703	137	—	—
Cash and cash equivalents	33,684	32,979	705	—	—
Short-term investments	5,964	5,680	284	—	—
Corporate subscribers	9,188	858	272	1,663	6,395
Retail subscribers	8,993	1,457	550	1,897	5,089
Foreign administrations	5,916	2,602	956	1,919	439
Domestic carriers	877	84	3	616	174
Dealers, agents and others	3,271	2,114	444	402	311
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	—	—	—
Designated at fair value through profit or loss:
Investment in debt securities	193	193	—	—	—
Available-for-sale financial assets	131	103	28	—	—
Held-for-trading(3):
Short-term investments	706	706	—	—	—
Forward foreign currency options	38	38	—	—	—
Forward foreign exchange contracts	16	16	—	—	—
Bifurcated embedded derivatives	2	2	—	—	—

Total	71,917	49,633	3,379	6,497	12,408

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets is as follows:

		Neither past due	Past due but not impaired
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2009
Loans and receivables:
Advances and refundable deposits	849	849	—	—	—	—
Cash and cash equivalents	38,319	38,319	—	—	—	—
Short-term investments	3,338	3,338	—	—	—	—
Corporate subscribers	9,106	1,361	433	198	437	6,677
Retail subscribers	8,026	1,754	1,362	184	246	4,480
Foreign administrations	4,353	1,712	1,320	405	627	289
Domestic carriers	1,267	165	283	293	443	83
Dealers, agents and others	3,927	3,090	332	21	63	421
Held-to-maturity investments:
Investment in debt securities	462	462	—	—	—	—
Available-for-sale financial assets	134	134	—	—	—	—
Held-for-trading:
Short-term investments	486	486	—	—	—	—
Bifurcated embedded derivatives	6	6	—	—	—	—

Total	70,273	51,676	3,730	1,101	1,816	11,950

December 31, 2008
Loans and receivables:
Advances and refundable deposits	840	840	—	—	—	—
Cash and cash equivalents	33,684	33,684	—	—	—	—
Short-term investments	5,964	5,964	—	—	—	—
Corporate subscribers	9,188	1,130	1,024	313	326	6,395
Retail subscribers	8,993	2,007	1,338	266	293	5,089
Foreign administrations	5,916	3,558	1,043	550	326	439
Domestic carriers	877	87	80	87	449	174
Dealers, agents and others	3,271	2,558	48	9	345	311
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	—	—	—	—
Designated at fair value through profit or loss:
Investment in debt securities	193	193	—	—	—	—
Available-for-sale financial assets	131	131	—	—	—	—
Held-for-trading:
Short-term investments	706	706	—	—	—	—
Forward foreign currency options	38	38	—	—	—	—
Forward foreign exchange contracts	16	16	—	—	—	—
Bifurcated embedded derivatives	2	2	—	—	—	—

Total	71,917	53,012	3,533	1,225	1,739	12,408

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
Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 100% of our core earnings per common share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.
As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. As at December 31, 2009 and 2008, we had acquired a total of 2.7 million shares and 2.0 million shares of PLDT’s common stock, respectively, at a weighted average price of Php2,387 per share and Php2,521 per share, respectively, for a total consideration of Php6,405 million and Php4,973 million, respectively. See Note 8 – Earnings Per Common Share and Note 19 – Equity and Note 28 – Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18 for further discussion.
Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.
We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net consolidated debt to equity ratio below 100%.

	2009	2008
	(in million pesos)
Long-term debt, including current portion	96,450	73,358
Notes payable	2,279	553

Total debt	98,729	73,911
Cash and cash equivalents	(38,319)	(33,684)
Short-term investments	(3,824)	(6,670)

Net debt	56,586	33,557

Equity attributable to equity holders of PLDT	98,575	105,531

Net consolidated debt to equity ratio	57%	32%

Item 12. Description of Securities Other than Equity Securities
Item 12.D.3 – Fees and Charges for Holders of American Depositary Receipts
JP Morgan Chase Bank, N.A., or the depositary, as depositary of our ADS collects fees from each person to whom ADS are issued, US$5.00 for each 100 ADS (or portion thereof) issued, delivered, reduced, cancelled or surrendered.
The depositary also collects the following fees from holders of ADRs or intermediaries acting in their behalf:
•	US$0.02 or less per ADS (or portion thereof) for any cash distribution made;
•	US$1.50 per ADR for transfer made (to the extent such fee is not prohibited by the rules of the primary stock exchange upon which the ADSs are listed);
•	a fee in an amount equal to the fee for the execution and delivery of ADSs for the distribution or sale of securities, which would have been charged as a result of the deposit of such securities but which securities or the net proceeds from the sale thereof are instead distributed by the depositary to the holders entitled thereto;
•	US$0.02 per ADS (or a portion thereof) per year for the services rendered by the depositary for administering the ADR program (which fee shall be assessed as of the record date or dates set by the depositary not more than once each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distribution);
•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred on behalf of holders in compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in the delivery of the common stock or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations;
•	stock transfer and other taxes and governmental charges (which are payable by the holder or person depositing the common stock), cable, telex and facsimile transmission and delivery charges incurred at the request of the person depositing the common stock or holder delivering the common stock, ADRs or deposited common stock (which are payable by such person or holder), transfer or registration fees for the registration or transfer of deposited common stock in connection with the deposit or withdrawal of the deposited common stock (which are payable by the person depositing or withdrawing deposited common stock, expense by the depositary in the conversion of foreign currency into U.S. dollars; and
•	any other charge payable by the depositary or its agents in connection with its service as depositary in implementation of the Company’s ADR Program pursuant to Section 4.02, 4.03, 4.04, or 4.05 of the Deposit Agreement, as amended.
Item 12.D.4 – Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program. In the year ended December 31, 2009, the depositary reimbursed US$673,933. The amounts the depositary reimbursed are not necessarily related to the fees collected by the depositary from ADR holders. Under certain circumstances, including termination of the ADR program prior to December 31, 2011, PLDT is required to repay to the depositary amounts reimbursed in prior periods. The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2009:

Category of Expenses	Amount Reimbursed for

Investor relations and investor event fees	US$	322,075
Legal and accounting fees incurred in connection with the preparation of Form 20-F, ongoing SEC compliance and listing requirements		296,345
Listing fees		55,513

Total	US$	673,933

As part of its service to PLDT, the depositary has agreed to waive US$150,000 per year in annual maintenance fees for the administration of the ADR program and absorb up to US$50,000 per year of the depositary’s out-of-pocket expenses, which in aggregate is estimated to total US$200,000 for the year ended December 31, 2009.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2009. Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2009.
Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended.  Our internal control over financial reporting is designed and implemented under the supervision of our principal executive officers and principal finance officers, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the PLDT Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the PLDT Group are being made only in accordance with authorizations of our management and board of directors; and (iii) provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Our management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this assessment, our management has determined that the internal control over financial reporting of the PLDT Group was effective as of December 31, 2009.
We reviewed the results of management’s assessment with the Audit Committee of the Board of Directors.
SyCip, Gorres, Velayo & Co. (“SGV”, a member practice of the Ernst & Young Global), an independent registered public accounting firm, has audited our consolidated financial statements included in this annual report and has issued an attestation report on our internal control over financial reporting as at December 31, 2009.  This attestation report is dated May 13, 2010 and is set forth in Item 18 “Financial Statements”.
Changes in Internal Control Over Financial Reporting. During 2009, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
Our board of directors has determined that currently none of the members of the Audit Committee is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Because our board of directors believes that the audit committee members along with its advisors, possess sufficient financial knowledge and experience, our board of directors has not separately appointed an audit committee member who qualifies as an audit committee financial expert. Our board of directors has appointed Ms. Corazon de la Paz-Bernardo, a former member of our board of directors, as Audit Committee advisor to render advice on complex financial reporting or accounting issues that may be raised in our Audit Committee’s evaluation of our financial statements and other related matters. Formerly the Chairman and a Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., and a member firm of PricewaterhouseCoopers Worldwide, Ms. Corazon de la Paz-Bernardo is a certified public accountant and possesses in-depth knowledge of accounting principles (including IFRS), internal controls and procedures for financial reporting and audit committee functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.
Item 16B. Code of Business Conduct and Ethics
PLDT recognizes the value of good corporate governance in building and sustaining its long term growth and profitability. Our corporate governance philosophy endeavors to move beyond mere compliance with rules and legislation, through a process of developing the proper competencies in order to establish an ethical corporate culture of principled business within the framework of its core values of accountability, integrity, fairness and transparency.
Everyone in the company, from a director to an employee, is responsible for creating this desired culture. All share in contributing to the adoption of appropriate policies and the latter’s firm, yet even-handed enforcement. More importantly, everyone is charged with the duty of promoting the proper attitudes and mindsets to allow genuinely good corporate governance to take root and flourish in PLDT.
A. Code of Ethics and Other Policies
We have adopted a Code of Business Conduct and Ethics, or Code of Ethics, which applies to our chief executive officer, principal financial officer, principal accounting officer and controller. Our Code of Ethics was adopted to strengthen the implementation of our Corporate Governance Manual or Governance Manual, which was adopted and approved by our board of directors on September 2002, and was revised and amended on January 30, 2007, seeks to institutionalize the principles of good governance that our board of directors and management believe to be a necessary component of sound business management. It was adopted pursuant to the Code of Corporate Governance, or the Philippine SEC Governance Code, that was promulgated by the Philippine SEC, under SEC Memorandum Circular No.2, Series of 2002, dated April 5, 2002.
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
In addition, the following policies were adopted by our board of directors to provide specific guidelines on the provisions of the Code of Ethics:
(a) Conflict of Interest Policy approved on October 24, 2005 – This Policy aims to ensure that work-related actions of our directors, officers, employees and consultants are based on sound business principles and judgment devoid of bias or partiality. It enjoins all employees to be aware of the possibility of such bias and partiality in dealings with various entities or individuals in the course of or in relation to their work. The policy likewise mandates that employees who find themselves in a possible conflict of interest situation should promptly disclose the matter to the relevant authorities, as stated in the policy. If warranted, the employee concerned should also obtain appropriate approvals and inhibit himself from any action, transaction or decision involving and existing or potential conflict of interest.
(b) Policy on Gifts, Entertainment and Sponsored Travel approved on January 31, 2006 – This Policy provides safeguards so that the custom of giving gifts is handled in accordance with the principles of integrity, accountability, fairness and transparency. It aims to prevent the occurrence of situations or actions that could significantly affect objective, independent or effective performance of an employee’s duties. Specifically, it prohibits the solicitation of gifts, sponsored travel and entertainment from third parties. On the other hand, receipt and acceptance of gifts voluntarily given by such third parties are handled according to this policy.
(c) Supplier/Contractor Relations Policy approved on January 31, 2006 – This Policy seeks to ensure that our company upholds the highest professional standards in business practices and ethics in its dealings with suppliers and contractors in the procurement of goods and services. The policy seeks to maintain PLDT’s reputation for equal opportunity and honest treatment of suppliers in all business transactions. The policy establishes clear rules for arm’s length transactions and fair treatment of prospective and existing suppliers with the objective of always obtaining the best value for the company.
(d) Policy on Employee Disclosure on Violations of the Corporate Governance Rules, Questionable Accounting or Auditing Matters, and Offenses covered by PLDT’s Table of Penalties (Expanded Whistleblowing Policy) approved on May 9, 2006 – This Policy provides guidelines on handling employee complaints, protects whistleblowers from retaliation and ensures confidentiality and fairness in the handling of a disclosure or complaint. An Expanded Whistleblowing Hotline and other reporting facilities, such as a dedicated electronic mailbox, post office box, and facsimile transmission have been installed and are maintained. Any employee may submit a complaint or disclosure of the above nature to the Corporate Governance Office, or CGO, or the chief governance officer, verbally or in writing. The CGO then conducts a preliminary evaluation to determine the appropriate investigating unit to which the case shall be assigned for further action. The CGO monitors the cases reported and ensures appropriate reporting to our audit committee, governance and nomination committee, or any other relevant committee or body on the results of the investigations and the prompt referrals of findings to the appropriate units concerned. Our committees on officer or employee discipline, as the case may be, are responsible for evaluating and approving the appropriate disciplinary action against erring officers and employees.

We have summarized in Item 16G. “– Corporate Governance” the significant differences between our corporate governance practices and those required of U.S. listed companies under NYSE Section 303A.11.
To access our Code of Ethics, Governance Manual or information on how our corporate governance practices and those required of U.S. listed companies under NYSE Section 303A.11 differ, please refer to:
http://www.pldt.com.ph/governance/about/Documents/27623c20007849698da4df57179ec70dPLDT_Code_o f_Business_Conduct_and_Ethics.pdf
http://www.pldt.com.ph/governance/about/Documents/22336f71c88c495793d15575c2addffcpldtcorpgov_manual.pdf
http://www.pldt.com.ph/governance/about/Documents/f7933d17962d4b2c942e50ba4980f21bpldtdisclosure.pdf
As part of the embedding of corporate governance standards in performance evaluation of our personnel, we amended our Policy on Employee Qualification for Incentives and Rewards in 2007 to include corporate governance policy violations as a disqualification factor.
To ensure that relations between our company and its business partners are imbued with our standards on good corporate governance, we have developed written corporate governance guidelines for suppliers and contractors, to which our suppliers and contractors are expected to consent in writing, thereby ensuring that they understand and accept these standards as indispensable in doing business with us. We have also conducted suppliers’/contractors’ briefings and communicate to our business partners, including suppliers, our commitment to, as well as expectations on, good corporate governance.
Our subsidiaries and their respective subsidiaries have also adopted corporate governance rules and policies substantially similar in substance and form to our corporate governance policies, as well as appointed their respective corporate governance officers.
B. Enhancements and Education
Our board of directors endeavors to continuously enhance corporate governance in the PLDT Group. Earlier, in 2008, our board, in coordination with management, defined our Corporate Social Responsibility or CSR, philosophy through the formal articulation of the PLDT Group Statement on CSR, which directs all companies in the PLDT Group to a more meaningful and authentic approach to our corporate sharing. In 2009, our board, through the audit committee, also moved to further strengthen our enterprise risk management which is now integrated in the PLDT Group’s strategic planning and business processes. Mandatory reviews of the Governance Manual, the Expanded Whistleblowing Policy and the Supplier/Contractor Relations policy were also conducted under the oversight of our governance and nomination committee. Our board also expanded its self-assessment process to include the board’s assessment of the performance of the audit, governance and nomination, executive compensation, and technology strategy committees.
To keep us informed on corporate governance and help in developing an ethical culture, we have an active and engaging corporate governance education and communication program.
C. Performance Evaluation
Our board of directors conducts an annual evaluation process of its collective performance and that of the individual directors through a self-rating questionnaire accomplished individually by our directors. In 2009, the evaluation process also included the board’s assessment of the board’s committees and each committee’s self-assessment of their performance. Through this process, performance gaps are identified and next-step recommendations are converted into an action agenda for our board of directors and its individual members, where applicable, to observe and accomplish.

Chief Governance Officer
Our chief governance officer is responsible for monitoring compliance with, interpreting and deciding any issues arising from, investigating and determining violations and recommending the disciplinary actions against violators of, our Governance Manual, Code of Ethics and other corporate governance policies.
Board and Board Committees
We have maintained our board’s independence from management through the separation of the posts of the board chairman and president and chief executive officer. Each position has distinct and separate duties and responsibilities as contained in our By-Laws and Governance Manual. In addition, we have four independent directors, namely Rev. Fr. Bienvenido F. Nebres, S.J. and Messrs. Oscar S. Reyes, Pedro E. Roxas, and Alfred V. Ty.
To assist our board in fulfilling its duties and functions, we have four board committees, namely the governance and nomination, audit, executive compensation and technology strategy committees. Each committee has a board-approved written charter that provides for such committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the board. See Item 9. “Directors and Officers –– Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees” for further details.
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
Further information on our Code of Ethics, Governance Manual and Charters of our Board Committees are available on our website. We undertake to provide a copy, without charge, to any person requesting for a copy of any, or both, of the Code of Ethics and Governance Manual from our chief governance officer, Atty. Ma. Lourdes C. Rausa-Chan, who can be reached at e-mail address lrchan@pldt.com.ph or telephone number +632-816-8556. We also maintain a website at www.pldt.com.ph on which reports filed by us and other information may be accessed.
Item 16C. Principal Accountant Fees and Services
The following table summarizes the fees paid or accrued for services rendered by our independent auditor for the fiscal years ended December 31, 2009 and 2008:

	2009		2008
	(in millions)

Audit Fees	Php	46	Php	45
All Other Fees		19		19

Total	Php	65	Php	64

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
The fees presented above include out-of-pocket expenses incidental to our independent auditors’ work, the amount of which do not exceed 5% of the agreed-upon engagement fees.
Our audit committee pre-approved all audit and non-audit services as these are proposed or endorsed before these services are performed by our independent auditors.
Item 16D. Exemption from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser
In 2008, we obtained our board of directors’ approval on a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at December 31, 2009, we had acquired a total of 2,682,956 shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million in accordance with the share buyback program. The table below sets forth purchases made by or on behalf of PLDT of shares of PLDT’s common stock for the year ended December 31, 2009.

			Total Number of Shares
		Average Price	Purchased as Part of	Maximum Number of Shares
	Total Number of	Paid per	Publicly Announced	that May Yet Be Purchased
Period	Shares Purchased(1)	Share	Plans or Programs	Under the Programs

March 17-19, 2008	60,000	2,635	60,000	1,940,000	(2)
March 24-27, 2008	92,440	2,708	152,440	1,847,560
April 4, 2008	30,000	2,782	182,440	1,817,560
April 8-11, 2008	62,000	2,777	244,440	1,755,560
April 14-18, 2008	101,820	2,727	346,260	1,653,740
May 9, 2008	25,000	2,588	371,260	1,628,740
May 12-16, 2008	144,810	2,658	516,070	1,483,930
May 19-23, 2008	115,920	2,660	631,990	1,368,010
May 26-30, 2008	83,050	2,618	715,040	1,284,960
June 2-6, 2008	137,710	2,556	852,750	1,147,250
June 10-13, 2008	138,280	2,361	991,030	1,008,970

			Total Number of Shares
		Average Price	Purchased as Part of	Maximum Number of Shares
	Total Number of	Paid per	Publicly Announced	that May Yet Be Purchased
Period	Shares Purchased(1)	Share	Plans or Programs	Under the Programs

June 16-20, 2008	168,030	2,449	1,159,060	840,940
June 23-27, 2008	182,630	2,416	1,341,690	658,310
June 30, 2008	41,720	2,394	1,383,410	616,590
July 1-4, 2008	150,440	2,344	1,533,850	466,150
July 7-10, 2008	121,890	2,430	1,655,740	344,260
July 14-16, 2008	83,890	2,413	1,739,630	260,370
September 15-16, 2008	16,410	2,571	1,756,040	2,243,960	(2)
September 18, 2008	4,000	2,465	1,760,040	2,239,960
September 23, 2008	3,100	2,595	1,763,140	2,236,860
September 30, 2008	10,440	2,646	1,773,580	2,226,420
October 3, 2008	20,000	2,695	1,793,580	2,206,420
October 6-10, 2008	76,150	2,502	1,869,730	2,130,270
October 13-17, 2008	90,160	2,328	1,959,890	2,040,110
November 7, 2008	12,400	1,983	1,972,290	3,027,710	(2)
March 17-18, 2009	39,060	1,876	2,011,350	2,988,650
March 20, 2009	130,000	1,980	2,141,350	2,858,650
March 23, 2009	523,226	2,020	2,664,576	2,335,424
September 18, 2009	13,210	2,306	2,677,786	2,322,214
September 22, 2009	5,170	2,330	2,682,956	2,317,044

Total	2,682,956

(1)	Outside the share buyback program, we did not repurchase any of our shares in the year ended December 31, 2009.

(2)	The Board of Directors approved the initial share buyback program of up to two million shares of PLDT’s common stock on January 29, 2008, authorized the repurchase of up to another two million shares on August 5, 2008, and approved the repurchase of an additional one million shares on December 9, 2008.
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
•	Number of Independent Directors. The NYSE listing standards require a majority of the board of directors to be independent. We have four independent directors out of 13 directors, which exceeds the requirements under the Philippine SEC Governance Code that at least two members or 20% of the board of directors must be independent.
•	Director Independence Tests. There are differences between the director independence tests applied in PLDT’s corporate governance practice and those under the NYSE listing standards. In some cases, the independence tests set forth in the NYSE listing standards are more stringent than those under PLDT’s corporate governance practice and vice versa.
•	Examples where the NYSE listing standards impose more stringent standards than PLDT’s corporate governance practices include the “auditor affiliation” test. In contrast to the NYSE listing standards, under PLDT’s By-Laws and Board Committee charters, present or previous affiliation or employment of a director’s immediate family member with the external auditors, or a director’s past or present affiliation with a firm that is PLDT’s internal auditor do not preclude a determination that such director is independent.
•	Examples where PLDT’s corporate governance practices impose more stringent standards than NYSE listing standards include the look back periods for the independence tests and the “material relationship with the listed company” test. The look back period for each of the “past employment” and the “auditor affiliation” tests under PLDT’s corporate governance practices is five years compared to three years under the NYSE listing standards. Furthermore, in respect of material relationships that preclude an independence finding, PLDT’s Corporate Governance Manual provides that a director who is, or whose relative is, a substantial shareholder of PLDT, any of its related companies or any of its substantial shareholders cannot be considered as independent.

•	Meetings of non-management/independent directors. The NYSE listing standards require regularly scheduled executive sessions consisting of non-management directors without management present or regularly scheduled executive sessions consisting of only independent directors. As part of the Board assessment process formally adopted by the Governance and Nomination Committee, PLDT’s independent directors and/or non-management directors hold meetings at least once a year to, among other things, discuss and evaluate the results of the Board’s annual self-assessment. In addition, while PLDT’s Corporate Governance Manual does not mandate the holding of regularly scheduled executive sessions with non-management directors nor executive sessions with only independent directors, PLDT’s independent and/or non-management directors, through the Audit Committee and the Governance and Nomination Committee, in either or both of which all independent directors and most non-management directors are serving as members or advisors, are provided the opportunity to have open discussions, whether individually or as a group, without the presence of management/executive directors.
•	Nominating/Corporate Governance Committee and Compensation Committee. The NYSE listing standards require a listed company to maintain a nominating/corporate governance committee and a compensation committee, both composed entirely of independent directors. Our Governance and Nomination Committee and our Executive Compensation Committee is each composed of five voting members, a majority of whom are independent directors, which exceeds the requirements under the Philippine SEC Governance Code that one of the at least three voting members of the nominating/corporate governance committee and one of the at least three members of the compensation committee must be independent.
•	Audit Committee. As required by NYSE listing standards, PLDT maintains an audit committee in full compliance with Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual. All of the members of PLDT’s Audit Committee are independent directors meeting the independence requirements of Rule 10A-3 as well as those under Section 303A.07 of the NYSE Listed Company Manual, except in those areas where our independence tests under the Philippine SEC Governance Code differ from those under the NYSE listing standards, as discussed above.
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
Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm
The Board of Directors and the Stockholders
Philippine Long Distance Telephone Company
We have audited Philippine Long Distance Telephone Company and subsidiaries’ (collectively referred to as the “PLDT Group”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The PLDT Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the PLDT Group’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the PLDT Group as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2009, and our report dated May 13, 2010 expressed an unqualified opinion thereon.
/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
May 13, 2010

Report of Independent Registered Public Accounting Firm
The Stockholders and the Board of Directors
Philippine Long Distance Telephone Company
We have audited the accompanying consolidated statements of financial position of Philippine Long Distance Telephone Company and Subsidiaries (collectively referred to as the “PLDT Group”) as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the PLDT Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the PLDT Group at December 31, 2009 and 2008, and the consolidated financial performance and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the PLDT Group’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 13, 2010 expressed an unqualified opinion thereon.
/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
May 13, 2010

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
December 31, 2009 and 2008
(in million pesos, except par value and number of shares)

	2009	2008
ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 9, 20 and 28)	161,256	160,326
Investments in associates and joint ventures (Notes 3, 4, 5, 10, 28 and 30)	22,233	1,174
Available-for-sale financial assets (Notes 6 and 28)	134	131
Investment in debt securities — net of current portion (Notes 11 and 28)	462	635
Investment properties (Notes 3, 9, 12 and 28)	1,210	617
Goodwill and intangible assets (Notes 3, 13, 14, 21 and 28)	13,024	10,450
Deferred income tax assets — net (Notes 3, 4, 7 and 28)	7,721	9,605
Prepayments — net of current portion (Notes 3, 5, 18, 26 and 28)	8,663	2,501
Advances and refundable deposits — net of current portion (Note 28)	1,102	1,086

Total Noncurrent Assets	215,805	186,525

Current Assets
Cash and cash equivalents (Notes 15 and 28)	38,319	33,684
Short-term investments (Note 28)	3,824	6,670
Current portion of investment in debt securities (Notes 11 and 28)	—	1,656
Trade and other receivables — net (Notes 3, 16, 24 and 28)	14,729	15,909
Inventories and supplies (Notes 3, 4, 5, 17 and 28)	2,165	2,069
Derivative financial assets (Note 28)	6	56
Current portion of prepayments (Notes 18 and 28)	5,098	4,164
Current portion of advances and refundable deposits (Note 28)	202	1,825

Total Current Assets	64,343	66,033

TOTAL ASSETS	280,148	252,558

EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value per share, authorized - 822,500,000 shares; issued and outstanding - 441,631,062 shares as at December 31, 2009 and 441,480,512 shares as at December 31, 2008 (Notes 8 and 19)	4,416	4,415
Common stock, Php5 par value per share, authorized — 234,000,000 shares; issued — 189,480,260 shares and outstanding — 186,797,304 shares as at December 31, 2009; and issued — 189,456,127 shares and outstanding 187,483,837 shares as at December 31, 2008 (Notes 8 and 19)	947	947
Treasury stock — 2,682,956 shares as at December 31, 2009 and 1,972,290 shares as at December 31, 2008 (Notes 8, 19 and 28)	(6,405)	(4,973)
Stock options issued (Note 25)	—	6
Capital in excess of par value	62,890	68,337
Retained earnings (Notes 8 and 19)	37,744	37,177
Other comprehensive income (Note 6)	(1,017)	(378)

Total Equity Attributable to Equity Holders of PLDT	98,575	105,531
Non-controlling Interests	550	1,438

TOTAL EQUITY	99,125	106,969

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
December 31, 2009 and 2008
(in million pesos, except par value and number of shares)

	2009	2008

Noncurrent Liabilities
Interest-bearing financial liabilities — net of current portion (Notes 4, 5, 9, 20, 23, 26 and 28)	86,079	58,910
Deferred income tax liabilities — net (Notes 3, 4, 7 and 28)	1,321	1,288
Derivative financial liabilities (Notes 26 and 28)	2,751	1,761
Pension and other employee benefits (Notes 3, 5, 23, 25, 26 and 28)	374	5,467
Customers’ deposits (Notes 26 and 28)	2,166	2,251
Deferred credits and other noncurrent liabilities (Notes 3, 9, 13, 14, 21, 23 and 28)	14,438	10,582

Total Noncurrent Liabilities	107,129	80,259

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 28)	19,601	18,268
Accrued expenses and other current liabilities (Notes 3, 10, 13, 20, 21, 23, 24, 25, 26, 27 and 28)	35,446	24,381
Derivative financial liabilities (Notes 26 and 28)	—	87
Provision for assessments (Notes 3, 26, 27 and 28)	1,555	1,555
Current portion of interest-bearing financial liabilities (Notes 4, 5, 9, 20, 23, 26 and 28)	12,714	15,080
Dividends payable (Notes 19, 26 and 28)	1,749	1,379
Income tax payable (Notes 7 and 28)	2,829	4,580

Total Current Liabilities	73,894	65,330

TOTAL LIABILITIES	181,023	145,589

TOTAL EQUITY AND LIABILITIES	280,148	252,558

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2009, 2008 and 2007
(in million pesos, except earnings per common share amounts)

	2009	2008	2007

REVENUES
Service revenues (Notes 3 and 4)	145,647	142,873	135,478
Non-service revenues (Notes 3, 4 and 5)	2,346	2,964	3,226

	147,993	145,837	138,704

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	25,607	24,709	28,613
Compensation and employee benefits (Notes 3, 5 and 25)	23,100	20,709	20,470
Repairs and maintenance (Notes 12, 17 and 24)	8,631	8,569	7,310
Selling and promotions	5,749	5,695	5,541
Cost of sales (Notes 5, 17, 24 and 26)	5,432	5,252	5,127
Asset impairment (Notes 3, 4, 5, 9, 10, 14, 16, 17, 18, 26 and 28)	5,061	4,180	1,317
Professional and other contracted services (Note 24)	4,361	4,591	4,719
Rent (Notes 3 and 26)	4,055	3,656	2,762
Taxes and licenses (Note 27)	2,881	2,736	2,319
Communication, training and travel	1,902	1,993	1,850
Insurance and security services (Note 24)	1,264	1,196	1,197
Amortization of intangible assets (Notes 3 and 14)	368	377	390
Provisions (Notes 3, 4, 26 and 27)	—	898	666
Other expenses (Note 24)	1,700	1,225	1,306

	90,111	85,786	83,587

	57,882	60,051	55,117

OTHER INCOME (EXPENSES)
Interest income (Notes 4 and 5)	1,539	1,668	1,503
Foreign exchange gains (losses) — net (Notes 4, 9 and 28)	909	(6,170)	7,990
Equity share in net earnings (losses) of associates and joint ventures (Notes 4 and 10)	2	(176)	(11)
Gains (losses) on derivative financial instruments — net (Notes 4 and 28)	(1,006)	3,115	(2,849)
Financing costs — net (Notes 4, 5, 9, 20 and 28)	(6,556)	(6,104)	(7,088)
Other income	2,069	1,665	3,419

	(3,043)	(6,002)	2,964

INCOME BEFORE INCOME TAX (Note 4)	54,839	54,049	58,081
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	14,744	19,073	18,807

NET INCOME FOR THE YEAR (Note 4)	40,095	34,976	39,274

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4, 6 and 8)	39,781	34,317	39,289
Non-controlling interests (Note 4)	314	659	(15)

	40,095	34,976	39,274

Earnings Per Share For The Year Attributable to Common Equity Holders of PLDT (Note 8)
Basic	210.38	179.96	205.84
Diluted	210.36	179.95	204.88
See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2009, 2008 and 2007
(in million pesos)

	2009	2008	2007
NET INCOME FOR THE YEAR (Note 4)	40,095	34,976	39,274
OTHER COMPREHENSIVE INCOME (Note 6)
Net gains (losses) on available-for-sale financial assets:	3	(9)	30
Gains (losses) recognized during the year	3	(9)	32
Gains removed from other comprehensive income taken to income	—	—	(2)
Foreign currency translation differences of subsidiaries	(657)	1,490	(1,849)
Net transactions on cash flow hedges — net of tax:	—	(411)	406
Net (gains) losses on cash flow hedges	—	(662)	662
Income tax related to cash flow hedges	—	251	(256)

Total Other Comprehensive Income — Net of Tax	(654)	1,070	(1,413)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	39,441	36,046	37,861

ATTRIBUTABLE TO:
Equity holders of PLDT	39,142	35,322	37,943
Non-controlling interests	299	724	(82)

	39,441	36,046	37,861

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2009, 2008 and 2007
(in million pesos)

					Equity				Total
					Portion of				Equity
				Stock	Convertible	Capital in		Other	Attributable to	Non-
	Preferred	Common	Treasury	Options	Preferred	Excess of	Retained	Comprehensive	Equity Holders	controlling
	Stock	Stock	Stock	Issued	Stock	Par Value	Earnings	Income	of PLDT	Interests	Total
Balances as at January 1, 2007	4,424	942	—	40	9	66,574	29,361	(37)	101,313	1,540	102,853
Total comprehensive income for the year (Notes 4, 6 and 8):	—	—	—	—	—	—	39,289	(1,346)	37,943	(82)	37,861
Net income for the year (Notes 4 and 8)	—	—	—	—	—	—	39,289	—	39,289	(15)	39,274
Foreign currency translation differences of subsidiaries	—	—	—	—	—	—	—	(1,782)	(1,782)	(67)	(1,849)
Net gains on available-for-sale financial assets	—	—	—	—	—	—	—	30	30	—	30
Net transactions on cash flow hedges — net of tax	—	—	—	—	—	—	—	406	406	—	406
Cash dividends (Note 19)	—	—	—	—	—	—	(28,756)	—	(28,756)	(12)	(28,768)
Issuance of capital stock — net of conversion (Note 19)	(7)	1	—	—	(3)	379	—	—	370	—	370
Exercised option shares (Note 25)	—	—	—	(31)	—	104	—	—	73	—	73
Business combinations and others (Note 13)	—	—	—	—	—	—	—	—	—	(44)	(44)

Balances as at December 31, 2007	4,417	943	—	9	6	67,057	39,894	(1,383)	110,943	1,402	112,345

Balances as at January 1, 2008	4,417	943	—	9	6	67,057	39,894	(1,383)	110,943	1,402	112,345
Total comprehensive income for the year (Notes 4, 6 and 8):	—	—	—	—	—	—	34,317	1,005	35,322	724	36,046
Net income for the year (Notes 4 and 8)	—	—	—	—	—	—	34,317	—	34,317	659	34,976
Foreign currency translation differences of subsidiaries	—	—	—	—	—	—	—	1,425	1,425	65	1,490
Net losses on available-for-sale financial assets	—	—	—	—	—	—	—	(9)	(9)	—	(9)
Net transactions on cash flow hedges — net of tax	—	—	—	—	—	—	—	(411)	(411)	—	(411)
Cash dividends (Note 19)	—	—	—	—	—	—	(37,034)	—	(37,034)	(398)	(37,432)
Issuance of capital stock — net of conversion (Note 19)	(2)	4	—	—	(6)	1,270	—	—	1,266	—	1,266
Exercised option shares (Note 25)	—	—	—	(3)	—	10	—	—	7	—	7
Redemption of shares (Notes 8, 19 and 25)	—	—	(4,973)	—	—	—	—	—	(4,973)	(308)	(5,281)
Business combinations and others (Note 13)	—	—	—	—	—	—	—	—	—	18	18

Balances as at December 31, 2008	4,415	947	(4,973)	6	—	68,337	37,177	(378)	105,531	1,438	106,969

Balances as at January 1, 2009	4,415	947	(4,973)	6	—	68,337	37,177	(378)	105,531	1,438	106,969
Total comprehensive income for the year (Notes 4, 6 and 8):	—	—	—	—	—	—	39,781	(639)	39,142	299	39,441
Net income for the year (Notes 4 and 8)	—	—	—	—	—	—	39,781	—	39,781	314	40,095
Foreign currency translation differences on subsidiaries	—	—	—	—	—	—	—	(642)	(642)	(15)	(657)
Net gains on available-for-sale financial assets	—	—	—	—	—	—	—	3	3	—	3
Cash dividends (Note 19)	—	—	—	—	—	—	(39,214)	—	(39,214)	(436)	(39,650)
Issuance of capital stock — net of conversion (Note 19)	1	—	—	—	—	11	—	—	12	—	12
Exercised option shares (Note 25)	—	—	—	(6)	—	21	—	—	15	—	15
Redemption of shares (Notes 8, 19 and 25)	—	—	(1,432)	—	—	—	—	—	(1,432)	(320)	(1,752)
Acquisition of non-controlling interests (Notes 2 and 13)	—	—	—	—	—	(5,479)	—	—	(5,479)	(1,139)	(6,618)
Business combinations and others (Note 13)	—	—	—	—	—	—	—	—	—	708	708

Balances as at December 31, 2009	4,416	947	(6,405)	—	—	62,890	37,744	(1,017)	98,575	550	99,125

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(in million pesos)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax (Note 4)	54,839	54,049	58,081
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	25,607	24,709	28,613
Interest on loans and other related items — net (Notes 4, 5, 9, 20 and 28)	5,317	5,083	5,714
Asset impairment (Notes 3, 4, 5, 9, 10, 14, 16, 17, 18, 26 and 28)	5,061	4,180	1,317
Incentive plans (Notes 3, 5 and 25)	1,833	1,281	1,448
Pension benefit costs (Notes 3, 5 and 25)	1,306	725	1,773
Accretion on financial liabilities — net (Notes 5, 20 and 28)	1,062	956	1,161
Losses (gains) on derivative financial instruments — net (Notes 4 and 28)	1,006	(3,115)	2,849
Amortization of intangible assets (Notes 3 and 14)	368	377	390
Equity share in net losses (earnings) of associates and joint ventures (Notes 4 and 10)	(2)	176	11
Gains on disposal of property, plant and equipment (Note 9)	(127)	(534)	(527)
Foreign exchange losses (gains) — net (Notes 4, 9 and 28)	(909)	6,170	(7,990)
Interest income (Notes 4 and 5)	(1,539)	(1,668)	(1,503)
Dividends on preferred stock subject to mandatory redemption (Notes 5, 8 and 20)	—	4	17
Others	(802)	830	(1,242)

Operating income before changes in assets and liabilities	93,020	93,223	90,112
Decrease (increase) in:
Trade and other receivables	(1,324)	(3,003)	(3,266)
Inventories and supplies	(305)	(913)	(76)
Prepayments	(1,333)	(877)	1,862
Advances and refundable deposits	271	(1,338)	(307)
Increase (decrease) in:
Accounts payable	130	5,244	4,763
Accrued expenses and other current liabilities	8,227	2,084	3,558
Pension and other employee benefits	(9,071)	(1,125)	(6,649)
Customers’ deposits	32	27	12
Other noncurrent liabilities	(46)	1	(1,167)

Net cash generated from operations	89,601	93,323	88,842
Income taxes paid	(15,215)	(15,021)	(11,424)

Net cash provided by operating activities	74,386	78,302	77,418

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from:
Maturity of short-term investments	9,728	28,476	15,935
Redemption of investment in debt securities	4,005	2,676	—
Disposal of property, plant and equipment (Note 9)	932	1,015	953
Disposal of investment properties	18	9	10
Disposal of investments in associates	—	3	—
Disposal of available-for-sale financial assets	—	174	7
Payments for:
Acquisition of intangibles (Notes 13 and 14)	(21)	(69)	(213)
Notes receivable	(80)	—	—
Purchase of investment in debt securities (Note 10)	(3,572)	(3,457)	(264)
Short-term investments	(6,838)	(21,072)	(21,429)
Purchase of subsidiaries and non-controlling interests — net of cash acquired (Note 13)	(8,989)	(743)	(1,687)
Purchase of investments in associates (Note 10)	(18,070)	—	(601)
Available-for-sale financial assets	—	(206)	—
Interest received	1,352	1,461	1,218
Decrease (increase) in advances and refundable deposits	472	(78)	(424)
Interest paid — capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 28)	(691)	(778)	(542)
Additions to property, plant and equipment (Notes 4 and 9)	(27,378)	(24,425)	(24,282)

Net cash used in investing activities	(49,132)	(17,014)	(31,319)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2009, 2008 and 2007
(in million pesos)

	2009	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt (Note 20)	41,989	17,912	7,647
Availment of long-term financing for capital expenditures	7,993	6,614	8,746
Proceeds from notes payable (Note 20)	2,000	660	502
Proceeds from issuance of capital stock	18	8	76
Payments of obligations under finance lease	(24)	(474)	(199)
Payments of debt issuance costs (Note 20)	(173)	(149)	(54)
Payments of notes payable (Note 20)	(270)	(678)	(193)
Payments for redemption of shares (Notes 8, 19 and 28)	(1,752)	(5,281)	(15)
Settlements of derivative financial instruments (Note 28)	(1,913)	(2,891)	(2,066)
Interest paid — net of capitalized portion (Notes 5, 20 and 28)	(5,239)	(5,167)	(5,891)
Settlement of long-term financing for capital expenditures	(4,678)	(5,519)	(6,837)
Payments of long-term debt (Note 20)	(18,958)	(13,375)	(18,065)
Cash dividends paid (Note 19)	(39,286)	(37,124)	(28,470)

Net cash used in financing activities	(20,293)	(45,464)	(44,819)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(326)	413	(703)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,635	16,237	577
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	33,684	17,447	16,870

CASH AND CASH EQUIVALENTS AT END OF YEAR	38,319	33,684	17,447

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Corporate Information
The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or NTT DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at April 12, 2010. NTT Communications and NTT DoCoMo are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represents an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. First Pacific Group had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at April 12, 2010.
The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at April 12, 2010, there were approximately 49 million ADSs outstanding.
PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philipppine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.
We are the leading telecommunications service provider in the Philippines. Through our principal business segments: wireless, fixed line and information and communications technology — we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.
Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.
Our consolidated financial statements as at December 31, 2009 and 2008 and for the three years ended December 31, 2009 were approved and authorized for issuance by the Board of Directors on May 13, 2010, as reviewed and recommended for approval by the Audit Committee.

2.	Summary of Significant Accounting Policies
Basis of Preparation
Our consolidated financial statements have been prepared under the historical cost basis except for derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair value.
Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million except when otherwise indicated.
Basis of Consolidation
Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”).

			2009		2008
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution	—	100.0	—	100.0
Primeworld Digital System, Inc., or PDSI	Philippines	Cellular and internet broadband distribution services	—	100.0	—	—
I-Contacts Corporation, or I-Contacts	Philippines	Customer interaction solutions	—	100.0	—	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	—	100.0	—	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0	—	100.0
Smarthub, Inc., or SHI	Philippines	Development and sale of software, maintenance and support services	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0	—	100.0
Telecoms Solutions, Inc., or TSI	Mauritius	Mobile commerce platforms	—	100.0	—	100.0
Far East Capital Limited and Subsidiary	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, Inc., or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Mobile applications development and services	—	100.0	—	—
Pilipino Telephone Corporation, or Piltel, and Subsidiaries, or Piltel Group*	Philippines	Investment company	—	99.5	—	92.5
SmartConnect Holdings Pte. Ltd., or SCH:	Singapore	Investment company	—	100.0	—	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
Blue Ocean Wireless, or BOW	Isle of Man	Delivery of GSM communication capability for the maritime sector	—	51.0	—	28.3
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	—	67.0	—

			2009		2008
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc. (formerly known as Philcom Corporation), or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	—	—
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	—	97.5	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	—	75.0	—

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer interaction solutions and IT-related services	100.0	—	100.0	—
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	—	100.0	—	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Customer interaction solutions	—	100.0	—	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Customer interaction solutions	—	100.0	—	100.0
Parlance Systems, Inc., or Parlance	Philippines	Customer interaction solutions	—	100.0	—	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet access services	—	99.6	—	99.6
BayanTrade, Inc. (formerly BayanTrade Dotcom, Inc.), or BayanTrade, and Subsidiaries, or BayanTrade Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	93.5	—	10.8
Digital Paradise Thailand, or DigiPar Thailand	Thailand	Internet access services	—	87.5	—	87.5
netGames, Inc., or netGames	Philippines	Publisher of online games	—	80.0	—	80.0
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	—	75.0	—	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	—	60.0	—	60.0

*	On August 17, 2009, Smart acquired the cellular mobile telephone business of Piltel.
Basis of Consolidation from January 1, 2009
Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases.
The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.
Non-controlling interest shares in losses even if the losses exceed the non-controlling equity interest in the subsidiary.
A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.
If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any non-controlling interest (previously referred to as “minority interest”); (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.
Basis of Consolidation prior to January 1, 2009
In comparison to the above mentioned policies which are applied on a prospective basis, the following differences applied: (a) acquisition of non-controlling interests was accounted for using the parent entity extension method, whereby, the difference between the consideration and the net book value of the proportionate share in the net assets acquired is recognized as goodwill; (b) the non-controlling interest share in the losses incurred by the PLDT Group until the non-controlling equity interest in the subsidiary was reduced to nil. Any further excess losses were attributable to the parent, unless the non-controlling interest had a binding obligation to cover these excess losses; and (c) upon loss of control, the PLDT Group accounted for the investment retained at its proportionate share of net asset value at the date of control was lost.

Non-controlling interests represent the equity interests in Philcom subsidiaries namely, Metro Kidapawan Telephone Corp., or MKTC, and Datelco Global Communications, Inc., or DGCI; equity interest in BOW, Piltel, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, DigiPar Thailand, netGames, BayanTrade and Infocom not held by the PLDT Group in 2009 and 2008, except for MKTC, DGCI, BOW and BayanTrade, which were acquired only in 2009.
Piltel’s Share Buyback Program
On November 3, 2008, the Board of Directors of Piltel approved a share buyback program of up to 58 million shares. As at December 31, 2008, Piltel has already purchased 44.6 million shares at a cost of Php308 million under this program. The buyback was done through the trading facilities of the PSE. In January 2009, Piltel completed the repurchase of the 58 million shares earmarked for the share buyback program at a total cost of Php403 million. On March 2, 2009, Piltel’s Board of Directors approved an increase in the number of common shares to be repurchased under the share buyback program of up to 25 million shares, through open market purchases, block trades or other modes subject to compliance with applicable laws, rules and regulations. Piltel’s Board of Directors took into account the success of the initial share buyback program which was completed in three months as well as the continued weakness in the equities market. As at March 9, 2009, Piltel completed the repurchase of the 25 million shares at a total cost of Php188 million.
On August 3, 2009, Piltel’s Board of Directors approved a share buyback program of up to 61.5 million shares at a maximum price per share of Php8.50 to accommodate non-controlling shareholders who may not have had the opportunity to participate in the previous buyback programs and the tender offer conducted by Smart in July 2009 as described below under “Sale/Transfer of Piltel’s Cellular Mobile Telephone Business/Assets to Smart and Smart’s Tender Offer to Piltel’s Non-Controlling Interest”. As with the previous buyback programs, this buyback program will be conducted in the open market through the trading facilities of the PSE and is expected to continue until the number of shares authorized for buyback under the program has been fully repurchased, or until such time as Piltel’s Board of Directors determines otherwise. Under this program, Piltel had already purchased 2.8 million shares at a cost of Php23 million as at December 31, 2009.
As at December 31, 2009, cumulative shares repurchased under the share buyback program totaled 85.8 million at an aggregate cost of Php614 million. Shares repurchased under the share buyback program for the years ended December 31, 2009 and 2008 totaling to 41.2 million and 44.6 million treasury shares, respectively, with an aggregate costs of Php305 million and Php308 million, respectively, reduced the amount of non-controlling interests for the same amount.
Acquisition of Debt and Equity of Philcom
On January 2, 2009, PLDT and PremierGlobal Resources, or PGR, executed a Debt Assignment Agreement wherein PGR sold to PLDT for Php340 million the then outstanding obligations of Philcom to suppliers, banks and other financial institutions, or the Philcom Lenders, that PGR acquired from such Philcom Lenders with a nominal amount of Php3,540 million. Following the execution of the Debt Assignment Agreement, PLDT and Philcom executed a Restructuring Agreement wherein PLDT agreed to the restructuring of the Philcom obligations from the nominal amount of Php3,540 million to Php340 million. The restructured principal of Php340 million is payable by Philcom in 10 equal annual installments which started on January 2, 2010. Interest on the restructured principal is payable on each payment date based on the floating rate of one year PDST-F plus a margin of 250 bps.
On January 3, 2009, PLDT, PGR and Philippine Global Communications, Inc., or PGCI, executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding common shares of Philcom’s common stock for a cash consideration of Php75 million. See Note 13 — Business Combinations and Acquisition of Non-Controlling Interests.
On April 30, 2009, the Philippine Securities and Exchange Commission, or Philippine SEC, approved the amendment to the Articles of Incorporation and By-Laws of Philcom Corporation changing its name to PLDT-Philcom, Inc. On August 14, 2009, the NTC approved the Share Assignment Agreement between PGCI and PLDT thereby reinforcing the validity of the sale and transfer of equity ownership of Philcom from PGCI to PLDT.

The acquisition of Philcom is expected to allow the PLDT Group to broaden its presence in Mindanao, where it has operations carried out under Maratel and SBI. This expanded presence is expected to benefit not only the existing subscribers in the area, but will also provide the communities in the area with an opportunity to access improved telecommunications facilities.
Sale/Transfer of Piltel’s Cellular Mobile Telephone Business/Assets to Smart and Smart’s Tender Offer to Piltel’s Non-controlling Interest
On June 30, 2009, Piltel’s stockholders approved the sale and transfer of Piltel’s cellular mobile telephone business/assets to Smart through a series of transactions, which included: (a) the assignment of Piltel’s Talk ‘N Text trademark to Smart for a consideration of Php8,004 million; (b) the transfer of Piltel’s existing Talk ‘N Text subscriber base to Smart in consideration of the rate of Php73 per subscriber, which is equivalent to Smart’s average acquisition cost per subscriber in 2008 for its Smart Buddy subscribers, representing Php1,213 million in the aggregate; and (c) the sale of Piltel’s GSM fixed assets to Smart at net book value. As a result, the cellular mobile telephone business has been consolidated under Smart in order to maximize revenue streams and eliminate any potential regulatory issues relating to the traffic between Piltel and Smart. The NTC approved the request for the sale and transfer of Piltel’s subscribers to Smart submitted on July 8, 2009 and the transfer of Piltel’s cellular mobile telephone business and assets to Smart was completed on August 17, 2009. The foregoing transactions between Smart and Piltel are eliminated in our consolidated financial statements.
In view of the change in Piltel’s business direction, Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire approximately 840 million shares from Piltel’s non-controlling shareholders at Php8.50 per share payable entirely in cash on August 12, 2009. These shares represented approximately 7.2% of the outstanding common stock of Piltel at that time. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93.0% of Piltel’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of Piltel. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of non-controlling interests acquired of Php5,479 million presented as part of capital in excess of par value account under “Equity” in our consolidated statements of financial position. See Note 13 — Business Combinations and Acquisition of Non-Controlling Interests.
Additional Investment of ePLDT in BayanTrade
ePLDT’s equity interest in BayanTrade increased from 10.8% as at December 31, 2008 to 93.5% as at December 31, 2009 as a result of 34.3% equity interest acquired by ePLDT under a rights offering that was completed on January 20, 2009 for a cash consideration of Php28 million and an acquisition of an additional 48.4% equity interest on April 15, 2009 for a cash consideration of Php39 million. BayanTrade officers and employees owned 6.5% equity interest in BayanTrade, excluding unexercised warrants and options granted to officers and employees as at December 31, 2009. On a fully diluted basis after considering the warrants and options, ePLDT owns 93.5% equity interest in BayanTrade as at December 31, 2009. Effective April 2009, BayanTrade financials were included in the consolidation of ePLDT Group. See Note 13 — Business Combinations and Acquisition of Non-Controlling Interests.
BayanTrade engages in the business of providing: (a) a business-to-business electronic marketplace to link buyers and suppliers of goods and services over the internet; (b) electronic catalogue purchasing facilities over the internet to buyers and suppliers; (c) online bidding services for negotiating typically large value and volume transactions over the internet; (d) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; (e) information technology services, including contact center operations, software development, business process outsourcing, internal access and e-commerce services, back office processing and system integration; and (f) facilitating services incidental to the business. BayanTrade was incorporated initially as an e-procurement joint venture established with six of the Philippines’ leading conglomerates. It is now the leading authorized software reseller in the Philippines of Global ERP software.

Additional Investment of Smart in BOW
In July 2009, Smart (through its subsidiary, SCH) increased its shareholdings in BOW to approximately 1.2 million shares representing 51.0% of the total issued and outstanding shares of BOW from 381 thousand shares or 28.3%. The cost of the additional investment in BOW amounted to US$6 million, or Php301 million, for 782 thousand shares, or US$8 per share, of which US$4 million, or Php182 million, was paid in cash and US$2 million, or Php119 million, was off-set against net payables by BOW to Smart. Effective July 2009, BOW’s financials were included in the consolidation of Smart Group. See Note 10 — Investments in Associates and Joint Ventures and Note 13 — Business Combinations and Acquisition of Non-Controlling Interests.
SPi’s Acquisition of Laguna Medical Systems, Inc., or Laguna Medical
On August 31, 2009, SPi (through SPi-America, a wholly-owned U.S. subsidiary of SPi) signed a Stock Purchase Agreement with Laguna Medical, a California Corporation, and its various sellers, to purchase 80% of the issued and outstanding common shares of Laguna Medical for a cash consideration of US$6.6 million, or Php313 million. Simultaneous with the agreement to acquire the 80% equity interest of Laguna Medical, SPi signed a Put-Call Agreement with Laguna Medical LLC, a Delaware Corporation and parent company of Laguna Medical, in respect of the remaining 20% of the outstanding common stock of Laguna Medical held by Laguna Medical LLC. Under said Put-Call Agreement, commencing on July 1, 2011, Laguna Medical LLC granted SPi the exclusive right to purchase the remaining Laguna Medical shares (call right) while SPi granted Laguna Medical LLC the exclusive right to sell the remaining Laguna Medical shares (put right) to SPi. Based on our evaluation of the mandatory Put-Call option, SPi has present access to the economic benefits associated with the ownership interest in Laguna Medical, hence, control over the 20% interest has already been in the possession of SPi since August 31, 2009. As a result, the effective ownership interest of Laguna Medical acquired by SPi on August 31, 2009 was 100% of Laguna Medical. The acquisition cost for the remaining 20% of the outstanding common stock of Laguna Medical is equivalent to the base price of US$2 million plus the change in Laguna Medical EBITDA from the date of acquisition to April 30, 2011 multiplied by applicable factors specified in the agreement. The estimated fair value of the contingent liability from this Put-Call Agreement as at December 31, 2009 amounted to US$5.4 million, or Php256 million, which is presented as part of contingent consideration for business acquisitions under “Deferred credits and other noncurrent liabilities” and “Accrued expenses and other current liabilities” in our consolidated statements of financial position. See Note 13 — Business Combinations and Acquisition of Non-Controlling Interests, Note 21 — Deferred Credits and Other Noncurrent Liabilities and Note 23 — Accrued Expenses and Other Current Liabilities.
Laguna Medical has more than 50 regionally-based consultants assisting more than 200 hospitals. It aims to achieve coding and billing compliance, to optimize entitled reimbursements for patient services and to help healthcare providers to manage and defend Recovery Audit Contractor audits.
Smart’s Acquisition of PDSI
In May and October 2009, Smart acquired an aggregate of 84 million shares, representing the total issued and outstanding capital stock of PDSI, for a total consideration of Php1,569 million. PDSI provides a suite of high-value IP-based products servicing corporate clients, such as wired and wireless leased line access with security and high availability option, managed services, Voice over Internet Protocol, or VoIP, and other value added services, or VAS, such as server co-location and data center services. The acquisition was completed on two dates: (a) the first closing took place on May 14, 2009 and involved the acquisition of 34 million shares representing 40% of the issued and outstanding shares of PDSI for a consideration of Php632 million; and (b) the second closing took place on October 2, 2009 and involved the acquisition of the remaining 50 million shares representing 60% of the issued and outstanding shares of PDSI for a consideration of Php937 million. See Note 13 — Business Combinations and Acquisition of Non-Controlling Interests.

Smart’s Acquisition of Chikka
On December 18, 2009, Smart acquired 120 thousand common shares, representing 100% of the outstanding share capital of Chikka, a mobile applications development and services company, for a total consideration of US$13.5 million, or Php629 million, of which US$12.1 million, or Php564 million, was paid in cash on December 18, 2009 and the balance of US$1.4 million, or Php65 million, will be settled on a date mutually acceptable to both Smart and Chikka, and on which all post-closing deliverables are ready to be delivered by Chikka to Smart. Chikka was incorporated in the British Virgin Islands on April 5, 2000 to engage in the business of providing internet and GSM-based instant messaging facility for mobile users or subscribers. Services include personal computer to mobile instant text messaging and vice versa, text newsletter, text-based promotions, multi-media messaging, subscription-based services, and other mobile VAS. See Note 13 — Business Combinations and Acquisition of Non-Controlling Interests.
Statement of Compliance
Our consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
Changes in Accounting Policy and Disclosures
Our accounting policies are consistent with those of the previous financial year except for the adoption of the new standard, interpretations and amendments to existing standards which became effective on January 1, 2009 as follows:
•	IFRS 2, Share-based Payment — Vesting Condition and Cancellations;
•	Revised IFRS 3, Business Combinations and International Accounting Standards, or IAS, 27, Consolidated and Separate Financial Statements (effective July 1, 2009 but early adopted by the PLDT Group effective January 1, 2009) including consequential amendments to IFRS 7, Financial Instruments: Disclosures, IAS 21, The Effects of Changes in Foreign Exchange Rates, IAS 28, Investments in Associates, IAS 31, Interests in Joint Ventures and IAS 39, Financial Instruments: Recognition and Measurement;
•	Amendments to IFRS 7, Financial Instruments: Disclosures — Improving Disclosures about Financial Instruments;
•	IFRS 8, Operating Segments;
•	Amendments to IAS 1, Presentation of Financial Statements;
•	Revised IAS 23, Borrowing Costs;
•	Amendments to IAS 27, Consolidated and Separate Financial Statements — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate;
•	Amendments to IAS 32, Financial Instruments: Presentation and IAS 1, Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation;
•	IFRIC 13, Customer Loyalty Programmes;
•	IFRIC 15, Agreement for Construction of Real Estate;
•	IFRIC 16, Hedges of a Net Investment in a Foreign Operation;
•	IFRIC 18, Transfer of Assets from Customers; and
•	Improvements to IFRSs (2008).
The principal effects of adoption of the new accounting standard, interpretations and amendments are as follows:
•	IFRS 2, Share-based Payment — Vesting Condition and Cancellations. The standard has been revised to clarify the definition of a vesting condition and prescribes the treatment of an award that is effectively cancelled. It defines a vesting condition as a condition that includes an explicit or implicit requirement to provide services. It further requires non-vesting conditions to be treated in a similar fashion to market conditions. Failure to satisfy a non-vesting condition that is within the control of either the entity or the counterparty is accounted for as cancellation. However, failure to satisfy a non-vesting condition that is beyond the control of either party does not give rise to a cancellation. The adoption of IFRS 2 revisions did not have any impact on our consolidated financial position and performance.

•	Revised IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements. The revised IFRS 3 was adopted on January 1, 2009. It introduces significant changes in the accounting for business combinations occurring after January 1, 2009. Changes affect the valuation of non-controlling interests, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combination achieved in stages. These changes impact the amount of goodwill recognized, the reported results in the year that an acquisition occurs, and future reported results.
The revised IAS 27 requires that: (a) a change in ownership interests of a subsidiary without loss of control is accounted for as a transaction with owners in their capacity as owners and therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes in accounting policy are to be applied retrospectively with the following exceptions which are applied prospectively from January 1, 2009: (a) the allocation of profits and losses to non-controlling interests in periods before the standard is applied are not restated; (b) changes in ownership interests (without loss of control) occurring before the standard is applied are not restated; and (c) the carrying amount of an investment in a former subsidiary, where control was lost in periods before the standard is applied, is not restated. Accordingly, the gains or losses arising from such transactions are not recalculated. The adoption of revised IAS 27 did not affect previous years’ account balances.
See Smart’s acquisition of non-controlling interests in Piltel on Note 13 — Business Combinations and Acquisition of Non-Controlling Interests.
•	Amendments to IFRS 7, Financial Instruments: Disclosures — Improving Disclosures about Financial Instruments. These amendments to IFRS 7 introduce enhanced disclosures about fair value measurement and liquidity risk. The amendments to IFRS 7 require fair value measurements for each class of financial instruments recorded and measured at fair value are to be disclosed by the source of inputs, using the following three-level hierarchy: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3). The level within which the fair value measurement is categorized must be based on the lowest level of input to the instrument’s valuation that is significant to the fair value measurement in its entirety. In addition, a reconciliation between the beginning and ending balance for Level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy.
The amendments to IFRS 7 also introduce two major changes in liquidity risk disclosures as follows: (a) exclusion of derivative liabilities from maturity analysis unless the contractual maturities are essential for an understanding of the timing of the cash flows; and (b) inclusion of financial guarantee contracts in the contractual maturity analysis based on the maximum amount guaranteed.
Additional disclosures required by amendments to IFRS 7 are shown in Note 28 — Financial Assets and Liabilities.
•	IFRS 8, Operating Segments. IFRS 8 replaces IAS 14, Segment Reporting and adopts a full management approach in identifying, measuring and disclosing the results of an entity’s operating segments. The information required to report is similar to what management uses internally for evaluating the performance of operating segments and allocating resources to those segments. In cases where such information is different from those required to be reported in the consolidated statement of financial position and consolidated income statement, the entity needs to provide explanations and reconciliations of the differences. The PLDT Group concluded that the operating segments determined in accordance with IFRS 8 are the same as the business segments previously identified under IAS 14. Additional disclosures required by the new standard are shown in Note 4 — Operating Segment Information.

•	Amendments to IAS 1, Presentation of Financial Statements. The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owner, while non-owner changes in equity are presented with a reconciliation for each component of equity. In addition, these amendments introduce a new statement of comprehensive income that combines all items of income and expenses recognized in the profit or loss together with ‘other comprehensive income’. Entities may choose to present all items in one statement, or to present two linked statements, a separate income statement and a statement of comprehensive income. These amendments also prescribe additional requirements in the presentation of the statement of financial position and owner’s equity as well as additional disclosures. The PLDT Group has elected to present two linked statements together with additional presentation and disclosures provided on the face of the financial statements or notes, where applicable. In addition, we also changed the caption consolidated balance sheet to consolidated statement of financial position.
•	Revised IAS 23, Borrowing Costs. The standard has been revised to require capitalization of borrowing costs when such costs relate to construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The adoption of revised IAS 23 did not have any impact in our consolidated financial statements as we previously capitalized borrowing costs eligible for capitalization.
•	Amendments to IAS 27, Consolidated and Separate Financial Statements — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate. These amendments prescribe changes in respect of the holding companies’ separate financial statements including: (a) the deletion of ‘cost method’, making the distinction between pre- and post-acquisition profits no longer required; and (b) in cases of reorganizations where a new parent is inserted above an existing parent of the group (subject to meeting specific requirements), the cost of the subsidiary is the previous carrying amount of its share of equity items in the subsidiary rather than its fair value. All dividends will be recognized in profit or loss. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment. The adoption of these amendments to IAS 27 is applicable only to PLDT’s separate financial statements and did not have any impact in our consolidated financial statements.
•	Amendments to IAS 32, Financial Instruments: Presentation and IAS 1, Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation. These amendments specify, among others, that puttable financial instruments will be classified as equity if they have all of the following specified features: (a) the instrument entitles the holder to require the entity to repurchase or redeem the instrument (either on an ongoing basis or on liquidation) for a pro rata share of the entity’s net assets; (b) the instrument is in the most subordinate class of instruments, with no priority over other claims to the assets of the entity on liquidation; (c) all instruments in the subordinate class have identical features; (d) the instrument does not include any contractual obligation to pay cash or financial assets other than the holder’s right to a pro rata share of the entity’s net assets; and (e) the total expected cash flows attributable to the instrument over its life are based substantially on the profit or loss, a change in recognized net assets, or a change in the fair value of the recognized and unrecognized net assets of the entity over the life of the instrument. The adoption of these amendments to IAS 32 and IAS 1 did not have any impact in our consolidated financial statements.
•	IFRIC 13, Customer Loyalty Programmes. This interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and realized as income over the period that the award credits are redeemed or expired. The adoption of this new interpretation did not have significant impact on our financial position and financial performance. Our accounting policies were updated to conform with the requirements of IFRIC 13.

•	IFRIC 15, Agreements for Construction of Real Estate. This interpretation covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under IAS 11, Construction Contracts, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis will also be accounted for based on stage of completion. The adoption of this new interpretation did not have any impact in our consolidated financial statements as we are not engaged in construction of real estate.
•	IFRIC 16, Hedges of a Net Investment in a Foreign Operation. This interpretation provides guidance on identifying foreign currency risks that qualify for hedge accounting in the hedge of net investment, where within the group the hedging instrument can be held in the hedge of a net investment; and how an entity should determine the amount of foreign currency gains or losses, relating to both the net investment and the hedging instrument, to be reclassified to profit or loss from the foreign currency translation reserve on disposal of the net investment. The adoption of this new interpretation did not have any impact in our consolidated financial statements as we do not enter in such type of hedge accounting transactions.
•	IFRIC 18, Transfer of Assets from Customers. IFRIC 18 provides guidance to all entities that receive from customers an item of property, plant and equipment or cash for the acquisition or construction of such item and such item is used to connect the customer to a network or to provide ongoing access to a supply of goods or services, or both. The interpretation requires an assessment of whether an item of property, plant and equipment or cash for the acquisition or construction of such item meets the definition of an asset. If the terms of the agreement are within the scope of this interpretation, a transfer of an item of property, plant and equipment would be an exchange for dissimilar goods or services. Consequently, the exchange is regarded as a transaction which generates revenue. This interpretation is applied prospectively to transfer of assets from customers received in periods beginning on or after July 1, 2009. Entities may however choose to apply this interpretation to earlier periods, provided valuations can be obtained at the time the transfer occurred. The adoption of this interpretation did not have any impact in our consolidated financial statements.
Improvements to IFRSs
The omnibus amendments to certain standards were issued in 2008 and 2009 primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies and disclosures but did not have any impact on our financial position or performance:
•	IAS 1, Presentation of Financial Statements. Assets and liabilities classified as held-for-trading are not automatically classified as current in the statement of financial position.
•	IAS 16, Property, Plant and Equipment. The amendment replaces the term ‘net selling price’ with ‘fair value less costs to sell’, to be consistent with IFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations and IAS 36, Impairment of Asset. Items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.
•	IAS 18, Revenue. The amendment provides additional guidance (which accompanies the standard) to determine whether an entity is acting as a principal or as agent. The features indicating an entity is acting as a principal are whether the entity: (a) has primary responsibility for providing the goods or services; (b) has inventory risk; (c) has discretion in establishing prices; and (d) bears the credit risk.

•	IAS 19, Employee Benefits. Revises the definition of ‘past service costs’ to include reductions in benefits related to past services (‘negative past service costs’) and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. Revises the definition of ‘return on plan assets’ to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. Revises the definition of ‘short-term’ and ‘other long-term’ employee benefits to focus on the point in time at which the liability is due to be settled. Deletes the reference to the recognition of contingent liabilities to ensure consistency with IAS 37, Provisions, Contingent Liabilities and Contingent Assets.
•	IAS 23, Borrowing Costs. Revises the definition of borrowing costs to consolidate the types of items that are considered components of ‘borrowing costs’, i.e., components of the interest expense calculated using the effective interest rate method.
•	IAS 28, Investments in Associates. If an associate is accounted for at fair value in accordance with IAS 39, only the requirement of IAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans will apply. An investment in an associate is a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.
•	IAS 31, Interests in Joint Ventures. If a joint venture is accounted for at fair value, in accordance with IAS 39, only the requirements of IAS 31 to disclose the commitments of the venture and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.
•	IAS 36, Impairment of Assets. When discounted cash flows are used to estimate ‘fair value less cost to sell’, additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate ‘value in use’.
•	IAS 38, Intangible Assets. Expenditure on advertising and promotional activities is recognized as an expense when the entity either has the right to access the goods or has received the services. Advertising and promotional activities now specifically include mail order catalogues. Deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.
•	IAS 39, Financial Instruments: Recognition and Measurement. Changes in circumstances relating to derivatives — specifically derivatives designated or de-designated as hedging instruments after initial recognition are not reclassifications. Removes the reference to a ‘segment’ when determining whether an instrument qualifies as a hedge. Requires the use of the revised effective interest rate (rather than the original effective interest rate) when remeasuring a debt instrument on the cessation of fair value hedge accounting.
•	IAS 40, Investment Property. Revises the scope (and the scope of IAS 16) to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.
The adoption of new accounting standard, interpretations and amendments that requires retrospective restatement had no impact on our consolidated comparative statement of financial position.

Significant Accounting Policies
Business Combinations and Goodwill
Business combinations from January 1, 2009
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer has the option to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs incurred are expensed.
When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.
If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit and loss.
Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with IAS 39 either in profit or loss or as charge to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.
Goodwill is initially measured at cost being the excess of the consideration transferred over the fair values of net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.
Business combinations prior to January 1, 2009
In comparison to the above mentioned policies, the following differences applied:
Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest was measured at the proportionate share of the acquiree’s identifiable net assets.
Business combinations achieved in stages were accounted for as separate steps. Any additional acquisition did not affect previously recognized goodwill.
When we acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.
Contingent consideration was recognized if, and only if, we have present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration are charged to goodwill except for accretion of interest which is recognized in profit or loss.

Investments in Associates
Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.
Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statements of comprehensive income and changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.
The share in the profit and losses of associates is shown on the face of our consolidated income statement. This is the profit or losses attributable to equity holders of the associate and therefore is profit or losses after tax and net of non-controlling interest in the subsidiaries of the associates.
Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. Where necessary, adjustments are made to bring such accounting policies in line with those of PLDT Group.
After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognize the amount in our consolidated income statement.
Upon loss of significant influence over the associate, we measure and recognize any retaining investment at its fair value. Any difference between the carrying amounts of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.
Investments in Joint Ventures
Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies in line with those of PLDT Group.
Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. The joint venture is carried at equity method until the date on which we cease to have joint control over the jointly controlled entity.
Upon loss of joint control and provided the former jointly controlled entity does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former jointly controlled entity upon loss of joint control, and the fair value of the remaining investment and proceeds from disposal, are recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.
Foreign Currency Transactions and Translations
Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in the PLDT Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SCH, SGP, 3rd Brand, BOW, SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, DigiPar Thailand, SPi and certain of its subsidiaries, certain subsidiaries of Chikka, and certain subsidiaries of BayanTrade in 2009 and 2008, except for BOW, certain subsidiaries of Chikka and certain subsidiaries of BayanTrade, which were acquired only in 2009) is the Philippine peso.
Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional closing rate of exchange prevailing at the end of the reporting period. All differences are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.
The functional currency of SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; Thai baht for DigiPar Thailand; and Singapore dollar for SCH, SGP, 3rd Brand, BOW, and certain subsidiaries of BayanTrade. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation were recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in our consolidated income statement.
Foreign exchange gains or losses of PLDT and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the year such exchange gains or losses are realized.
Financial Assets
Initial recognition
Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, reevaluate the designation of such assets at each financial year-end.
Financial assets are recognized initially at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.
Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.
Our financial assets include cash and cash equivalents, short-term investments, trade and other receivables, quoted and unquoted equity and debt securities, advances and refundable deposits, and derivative financial assets.

Subsequent measurement
The subsequent measurement of financial assets depends on the classification as follows:
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments — net” for derivative instruments and “Other income” for non-derivative financial assets. Interest earned and dividends received from investment at fair value through profit or loss are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.
Financial assets may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on a different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain one or more embedded derivatives that would need to be separately recorded.
Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.
Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income account is recognized in our consolidated income statement; or determined to be impaired, at which time the cumulative loss recorded in other comprehensive income account is recognized in our consolidated income statement. Interest earned on holding available-for-sale debt securities are included under “Interest income” using the effective interest rate in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income” when the right of the payment has been established. These are included under noncurrent assets unless we intend to dispose of the investment within 12 months of the end of the reporting period.
Financial Liabilities
Initial recognition
Financial liabilities are classified as financial liabilities at fair value through profit or loss, other financial liabilities, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.
Financial liabilities are recognized initially at fair value and in the case of other financial liabilities, inclusive of directly attributable transaction costs.
Our financial liabilities include accounts payable, accrued expenses and other current liabilities, interest-bearing financial liabilities, customers’ deposits, derivative financial liabilities, dividends payable, and accrual for long-term capital expenditures.
Subsequent measurement
The measurement of financial liabilities depends on their classification as follows:
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of repurchasing in the near term. Derivative liabilities, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial liabilities at fair value through profit and loss are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments — net” for derivative instruments and “Other income” for non-derivative financial liabilities.
Financial liabilities may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on a different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain one or more embedded derivatives that would need to be separately recorded.
Other financial liabilities
After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method, or EIR.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are integral part of the EIR. The EIR amortization is included under “Financing costs — net” in our consolidated income statement.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
Fair value of financial instruments
The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices at the close of business at the end of the reporting period. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.
Amortized cost of financial instruments
Amortized cost is computed using the effective interest rate method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of effective interest rate.
Day 1 profit or loss
Where the transaction price in a non-active market is different from the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, we recognize the difference between the transaction price and fair value (a Day 1 profit or loss) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the Day 1 profit or loss amount.
Impairment of Financial Assets
We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.
Financial assets carried at amortized cost
For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.
Available-for-sale financial assets
For available-for-sale financial assets, we assess at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.
In the case of equity investments classified as available-for-sale financial assets, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income account and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income account is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income account.
In the case of debt instruments classified as available-for-sale financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.
Derecognition of Financial Assets and Liabilities
Financial assets
A financial asset (or where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.
When we have transferred its rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that we could be required to repay.
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
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.
Derivative Financial Instruments and Hedging
Initial recognition and subsequent measurement
We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps, to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments — net” in our consolidated income statement.
The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 28 — Financial Assets and Liabilities.
For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is neither attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.
At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:
Fair value hedges
The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.
The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models, and other relevant valuation models.
When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.
Cash flow hedges
The effective portion of the gain or loss on the hedging instrument is recognized in our statement of comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement.
Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.
If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.
Hedges of a net investment in a foreign operation
Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.
Convertible Preferred Stock
Philippine peso-denominated
The component of our convertible preferred stock that exhibits characteristics of a liability is recognized as a liability under “Interest-bearing financial liabilities” in our consolidated statement of financial position, net of transaction costs. The corresponding dividends on those shares are charged as part of interest expense account under “Financing costs — net” in our consolidated income statement. On issuance of our convertible preferred stock, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability measured at amortized cost (net of transaction costs) basis until extinguished through conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognized and included in the equity section of our consolidated statement of financial position, net of transaction costs. The carrying amount of the conversion option is not remeasured subsequent to initial recognition.
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
Property, Plant and Equipment
Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Cost includes the cost of replacing part of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in our consolidated income statement as incurred. The present value of the expected cost of the decommissioning of the asset after our use is included in the cost of the respective assets if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.
Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment is disclosed in Note 9 — Property, Plant and Equipment.
The asset’s residual value, estimated useful life and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.
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
Investment Properties
Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which have been determined based on the latest valuations performed by an independent firm of appraisers. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the year in which they arise. Where an entity is unable to determine the fair value of an investment properties under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.
Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.
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
Intangible Assets
Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.
Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.
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
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in our consolidated income statement when the asset is derecognized.
Intangible assets created within the business are not capitalized and expenditures are charged against operations in the year in which the expenditures are incurred.

Research and Development Costs
Research costs are expensed as incurred. Development expenditure on an individual project is recognized as an intangible asset when we can demonstrate: (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) our intention to complete and our ability to use or sell the asset; (3) how the asset will generate future economic benefits; (4) the availability of resources to complete the asset; and (5) the ability to measure reliably the expenditure during development.
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
Cost incurred in bringing each items of inventories and supplies to its present location are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business less the estimated cost to sell or determining the prevailing replacement costs.
Impairment of Non-Financial Assets
Property, plant and equipment
We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multipliers, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses of continuing operations are recognized in our consolidated income statement.
For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increase cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

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
If there is incomplete allocation of goodwill acquired in a business combination to cash generating units, or groups of cash generating units, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.
Intangible assets
Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.
Investments in associates and joint ventures
We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement.
Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and for which there is an insignificant risk of change in value.
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
A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in our consolidated income statement.
When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in our consolidated income statement.

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
Service Revenues
Subscriptions
We provide telephone and data communication services under prepaid and postpaid payment arrangements. Installation and activation related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular services. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro-rata basis.
Air time, traffic and value-added services
Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the year the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for calls terminating in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.
Knowledge processing solutions and customer interaction solutions
Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to us and the amount of revenue can be measured reliably. Advance customer receipts that have not been recognized as revenue are recorded as advances from customers and presented as a liability in our consolidated statement of financial position. If the fee is not measurable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.
Incentives
We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.
Our wireless segment operates two loyalty points programmes, one for Smart Money cardholders and another for subscribers of Smart Gold, Smart Buddy and SmartBro. The loyalty programme for Smart Money allows cardholders, upon enrollment, to accumulate points when they use their card for purchases, Smart Load payments, and reloads for Smart’s prepaid cards and Smart Money. The points for the programme can then be redeemed for airtime or load wallet. On the other hand, the loyalty programme for Smart’s cellular and broadband subscribers allows postpaid subscribers to accumulate points for billed transactions and prepaid subscribers for reloads or top-ups. The points for the loyalty programme for the subscribers can then be redeemed, upon registration, for bill rebates, discounts on cellular phonekit purchases, on-network short messaging services or internet surf time. Redemption for both programmes are subject to a minimum number of points being obtained. Consideration received is allocated between the services sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined by applying statistical analysis. The fair value of the points issued are deferred and recognized as revenue when the points are redeemed.

Prior to the adoption of IFRIC 13, we accounted for reward credits granted to customers in conjunction with the sale of the products and services by recognizing the estimated cost of providing free or discounted goods or services to customers that are expected to redeem accumulated award credits.
Non-service Revenues
Handset and equipment sales
Sale of cellular handsets and communication equipment are recognized upon delivery to the customer.
Interest income
Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate. The majority of interest income represents interest earned from cash and cash equivalents, short-term investments and investment in debt securities.
Expenses
Expenses are recognized as incurred.
Provisions
We recognize provision when we have present obligation, legal or constructive, as a result of past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.
Retirement Benefits
Defined benefit pension plans
We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.
The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), less past service cost and actuarial gains and losses not yet recognized, and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, it is the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service cost and actuarial gains and losses not yet recognized, and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

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
Equity-settled transactions
The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are set forth in Note 25 — Share-based Payments and Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).
The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in our opinion, at that date, based on the best available estimate. The consolidated income statement credit or expense for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.
No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.
Where the terms of an equity-settled awards are modified and the modification increases the fair value of the equity instruments granted, as measured immediately before and after the modification, the entity shall include the incremental fair value granted in the measurement of the amount recognized for services received as consideration for the equity instruments granted. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant due date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.
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
The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. See Note 8 — Earnings Per Common Share.

Cash-settled transactions
Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement for the year.
Leases
The determination of whether an arrangement contains a lease is based on the substance of the arrangement at the inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.
A lease is classified as a finance lease if it transfers substantially all the risk and rewards incidental to ownership. All other leases are classified as operating leases. Operating lease payments are recognized as an expense in our consolidated income statement on a straight line basis over the lease term.
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
Income Taxes
Current income tax
Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period.
Deferred income tax
Deferred income tax is provided using the balance sheet liability method on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefit of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefit of unused tax credits and unused tax losses can be utilized except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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
The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.
Deferred income tax relating to items recognized in other comprehensive income account is included in the statement of comprehensive income and not in our consolidated income statement.
Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset deferred income tax assets against deferred income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.
Contingencies
Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.
Events After the End of the Reporting Period
Post year-end events that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.
Equity
Preferred and common stock is measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value.
Stock options issued represent the cumulative compensation expense recognized from our equity-settled share based payment plan, net of cumulative compensation expense related to exercised and expired stock options. Where exercise of stock option is made or stock options expire, the portion attributable to such exercised and expired stock options are transferred to capital in excess of par value.
Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value.
Change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction and presented as part of capital in excess of par value.

Retained earnings represent our accumulated earnings net of dividends declared.
Other comprehensive income comprise items of income and expense, including reclassification adjustments, that are not recognized in profit or loss as required or permitted by other IFRS.
Non-controlling interests represent the equity interests in MKTC, DGCI, BOW, Piltel, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, DigiPar Thailand, netGames, BayanTrade and Infocom not held by the PLDT Group.
New Accounting Standards, Interpretations and Amendments to Existing Standards Effective Subsequent to December 31, 2009
We will adopt the revised standards, amendments and interpretations enumerated below when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards, interpretations and amendments to IFRS to have a significant impact on our consolidated financial statements.
Effective 2010
Amendment to IFRS 2, Share-based Payment. The amendments clarify how an individual subsidiary in a group should account for share-based payment arrangements in its own financial statements. It further states that an entity that receives goods or services in a share-based payment arrangement must account for these goods or services no matter which entity in the group settles the transaction, and regardless of whether the transaction is equity-settled or cash-settled.
IFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. When a subsidiary is held for sale, all of its assets and liabilities will be classified as held-for-sale under IFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.
Amendment to IAS 39, Financial Instruments: Recognition and Measurement — Eligible Hedged Items. Amendments to IAS 39 will be effective for annual periods beginning on or after July 1, 2009, which addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.
IFRIC 17, Distributions of Non-Cash Assets to Owners. This interpretation provides guidance on non-reciprocal distribution of assets by an entity to its owners acting in their capacity as owners, including distributions of non-cash assets and those giving the shareholders a choice of receiving non-cash assets or cash, provided that: (a) all owners of the same class of equity instruments are treated equally; and (b) the non-cash assets distributed are not ultimately controlled by the same party or parties both before and after the distribution, and as such, excluding transactions under common control. This interpretation is applied prospectively and is applicable for annual periods beginning on or after July 1, 2009 with early application permitted.
Improvements to IFRSs
The Financial Reporting Standards Council approved in its meeting in May 2009 the adoption of Improvements to International Financial Reporting Standards issued by IASB in April 2009. There are separate transitional provisions for each standard which are all effective beginning January 1, 2010.
•	IFRS 2, Share-based Payment. The amendment clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of IFRS 2 even though they are out of scope of Revised IFRS 3.
•	IFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. The amendment clarifies that the disclosures required in respect of noncurrent assets or disposal groups classified as held for sale or discontinued operations are only those set out in IFRS 5. The disclosure requirements of other IFRSs only apply if specifically required for such noncurrent assets or discontinued operations.

It also clarifies that the general requirements of IAS 1 still apply, particularly paragraphs 15 (to achieve fair presentation) and 125 (sources of estimation and uncertainty) of IAS 1.
•	IFRS 8, Operating Segments. The amendment clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.
•	IAS 1, Presentation of Financial Statements. The terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.
•	IAS 7, Statement of Cash Flows. The amendment explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities.
•	IAS 17, Leases. The amendment removes the specific guidance on classifying land as lease so that only the general guidance remains.
•	IAS 36, Impairment of Assets. The amendment clarifies that the largest unit permitted for allocating goodwill acquired in a business combination is the operating segment, as defined in IFRS 8, before aggregation for reporting purposes.
•	IAS 38, Intangible Assets. The amendment clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset provided the individual assets have similar useful lives. It also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.
•	IAS 39, Financial Instruments: Recognition and Measurement. The amendment clarifies that a prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract. The amendment also clarifies that the scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date, applies only to binding forward contracts, and not derivative contracts where further actions by either party are still to be taken. It also clarifies that gains or losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges of recognized financial instruments should be reclassified in the year that the hedged forecast cash flows affect profit or loss.
•	IFRIC 9, Reassessment of Embedded Derivatives. The improvement clarifies that it does not apply to possible reassessment, at the date of acquisition, to embedded derivatives in contracts acquired in a combination between entities or businesses under common control or the formation of a joint venture.
•	IFRIC 16, Hedges of a Net Investment in a Foreign Operation. The improvement states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge, are satisfied.
Effective 2011
Amendment to IFRIC 14, Prepayments of a Minimum Funding Requirement. The interpretation has been amended to permit an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment should be applied to the beginning of the earliest period presented in the first financial statements in which the entity applied the original interpretation. We are still in the process of determining the impact on our consolidated financial statements upon adoption of this standard.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instrument. IFRIC 19 clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment. Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in profit or loss. The interpretation is effective for annual periods beginning on or after July 1, 2010 and should be applied retrospectively from the beginning of the earliest comparative period presented. We are still in the process of determining the impact in our consolidated financial statements upon adoption of this standard.
Amendments to IAS 24, Related Party Disclosures. The standard has been amended to simplify the identification of related party relationship and re-balance the extent of disclosures of transactions between related parties based on the costs to preparers and the benefits to users in having this information available in consolidated financial statements. The amendments become effective for annual periods beginning on or after January 1, 2011 and should be applied retrospectively. We are still in the process of determining the impact on our consolidated financial statements upon adoption of this standard.
Amendment to IAS 32, Financial Instruments: Presentation — Classification of Rights Issues. The definition of a financial liability in the standard has been amended to classify right issues (and certain options or warrants) as equity instruments if: (a) the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments; (b) the instruments are used to acquire fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment is effective for annual periods beginning on or after February 1, 2010 and should be applied retrospectively. We are still in the process of determining the impact on our consolidated financial statements upon adoption of this standard.
Effective 2013
IFRS 9, Financial Instruments (Phase I). Phase I of IFRS 9 introduces new requirements for classifying and measuring financial assets. The IASB intends, in subsequent phases during 2010, to expand IFRS 9 to add new requirements for classifying and measuring financial liabilities, derecognition of financial instruments, impairment, and hedge accounting. The objective is to replace IAS 39 in its entirety by the end of 2010.
IFRS 9 (Phase I) is applicable to all financial assets within the scope of IAS 39. At initial recognition, all financial assets (including hybrid contracts with a financial asset host) are measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.
Subsequent to initial recognition, financial assets that are debt instruments are classified at amortized cost or fair value on the basis of both: (a) the entity’s business model for managing the financial assets; and (b) the contractual cash flow characteristic of the financial asset. Debt instrument may be subsequently measured at amortized cost if: (a) the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows; and (b) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at fair value.
All financial assets that are equity investments are measured at fair value either through other comprehensive income or profit or loss. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case, they must be measured at fair value through profit or loss.
IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. IFRS 9 is required to be applied retrospectively, with certain exceptions, and requires comparative figures to be restated. We are still in the process of determining the impact on our consolidated financial statements upon adoption of this standard.

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
Judgments
In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.
Determination of functional currency
The functional currencies of the entities under PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.
The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso except for SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, and certain subsidiaries of Chikka, for which the functional currency is the U.S. dollar; Thai baht for Digipar Thailand; and Singapore dollar for SCH, SGP, 3rd Brand, BOW, and certain subsidiaries of BayanTrade.
Leases
As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17 which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php4,055 million, Php3,656 million and Php2,762 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total finance lease obligations as at December 31, 2009 and 2008 amounted to Php64 million and Php70 million, respectively. See Note 20 - Interest-bearing Financial Liabilities, Note 26 — Contractual Obligations and Commercial Commitments and Note 28 — Financial Assets and Liabilities.
Estimates and Assumptions
The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed as follows:
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

Determining the recoverable amount of property, plant and equipment, investments, intangible assets and other noncurrent assets, requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.
The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under IFRS. Total impairment charges (including provision for doubtful account receivables and write-down of inventories and supplies) for the years ended December 31, 2009, 2008 and 2007 amounted to Php5,061 million, Php4,180 million and Php1,317 million, respectively. See Note 4 — Operating Segment Information, Note 5 — Income and Expenses and Note 10 — Investments in Associates and Joint Ventures.
The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, trade and other receivables, inventories and supplies and prepayments are separately disclosed in Notes 9, 10, 14, 16, 17 and 18, respectively.
Estimating useful lives of property, plant and equipment
We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least at each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.
The total depreciation and amortization of property, plant and equipment amounted to Php25,607 million, Php24,709 million and Php28,613 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization, amounted to Php161,256 million and Php160,326 million as at December 31, 2009 and 2008, respectively. SBI recognized additional depreciation and amortization charge of Php830 million for the year ended December 31, 2009 due to a decrease in the estimated useful lives of certain customer premise equipment included in the telecommunications equipment account as a result of decreased expected economic benefits from such equipment. See Note 4 — Operating Segment Information and Note 9 — Property, Plant and Equipment.
Determining the fair value of investment properties
We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties are annually performed every December 31.
Net gains from fair value adjustments in our investment properties for the years ended December 31, 2009, 2008 and 2007 amounted to Php352 million, Php59 million and Php3 million, respectively. Total carrying values of our investment properties as at December 31, 2009 and 2008 amounted to Php1,210 million and Php617 million, respectively. See Note 12 — Investment Properties.

Goodwill and intangible assets
Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method starting January 1, 2009 and purchase method for prior year acquisitions, which require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.
Intangible assets acquired from business combination with finite lives are amortized over the useful economic life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.
The total amortization of intangible assets amounted to Php368 million, Php377 million and Php390 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total carrying values of goodwill and intangible assets as at December 31, 2009 and 2008 amounted to Php13,024 million and Php10,450 million, respectively. See Note 13 — Business Combinations and Acquisition of Non-Controlling Interests and Note 14 — Goodwill and Intangible Assets.
Recognition of deferred income tax assets and liabilities
We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduced these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart and some of its subsidiaries’ projected gross margin, they expect to use the OSD method in the foreseeable future.
Based on the above assessment, our unrecognized consolidated deferred income tax assets due to insufficient taxable income as at December 31, 2009 and 2008 amounted to Php1,236 million and Php545 million, respectively. In addition, our unrecognized deferred income tax assets and liabilities for items which would not result to future tax consequences when using the OSD method amounted to Php4,280 million and Php984 million, respectively. Total consolidated provision for deferred income tax amounted to Php656 million, Php2,715 million and Php8,031 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total consolidated net deferred income tax assets as at December 31, 2009 and 2008 amounted to Php7,721 million and Php9,605 million, respectively, while total consolidated net deferred income tax liabilities as at December 31, 2009 and 2008 amounted to Php1,321 million and Php1,288 million, respectively. See Note 4 — Operating Segment Information and Note 7 — Income Tax.
Estimating allowance for doubtful accounts
If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are reevaluated and adjusted as additional information received affect the amounts estimated.

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
Total asset impairment provision for trade and other receivables recognized in our consolidated income statements amounted to Php2,335 million, Php1,079 million and Php417 million for the years ended December 31, 2009, 2008 and 2007, respectively. Trade and other receivables, net of asset impairment, amounted to Php14,729 million and Php15,909 million as at December 31, 2009 and 2008, respectively. See Note 4 — Operating Segment Information, Note 5 — Income and Expenses, Note 16 — Trade and Other Receivables and Note 28 — Financial Assets and Liabilities.
Estimating net realizable value of inventories and supplies
We write down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete and unusable are written-off and charged as expense in our consolidated income statement.
Total write-down of inventories and supplies recognized for the years ended December 31, 2009, 2008 and 2007 amounted to Php389 million, Php242 million and Php243 million, respectively. The carrying values of inventories and supplies amounted to Php2,165 million and Php2,069 million as at December 31, 2009 and 2008, respectively. See Note 4 — Operating Segment Information, Note 5 - Income and Expenses and Note 17 — Inventories and Supplies.
Estimation of pension benefit costs and retirement benefits
The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 — Share-based Payments and Employee Benefits. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed at each reporting date.
Total consolidated pension benefit costs amounted to Php1,306 million, Php725 million and Php1,773 million for the years ended December 31, 2009, 2008 and 2007, respectively. Unrecognized net actuarial loss as at December 31, 2009 and 2008 amounted to Php2,474 million and Php1,126 million, respectively. As at December 31, 2009, the prepaid benefit costs amounted to Php5,414 million. As at December 31, 2009 and 2008, the accrued benefit costs amounted to Php359 million and Php2,623 million, respectively. See Note 5 — Income and Expenses, Note 18 - Prepayments and Note 25 — Share-based Payments and Employee Benefits.

Share-based payment transactions
Our LTIP grants SARs to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated statements of income. The estimates and assumptions are described in Note 25 — Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as expense for the years ended December 31, 2009, 2008 and 2007 amounted to Php1,833 million, Php1,281 million and Php1,448 million, respectively. As at December 31, 2009 and 2008, outstanding LTIP liability amounted to Php4,582 million and Php2,749 million, respectively. See Note 5 — Income and Expenses, Note 23 — Accrued Expenses and Other Current Liabilities and Note 25 — Share-based Payments and Employee Benefits.
Provision for asset retirement obligations
Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,204 million and Php1,100 million as at December 31, 2009 and 2008, respectively. See Note 21 — Deferred Credits and Other Noncurrent Liabilities.
Provision for legal contingencies and tax assessments
We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 — Provisions and Contingencies.
Revenue recognition
Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.
Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that use of such estimates will not result in material adjustments in future periods.
Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence.
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
Determination of fair values of financial assets and liabilities
Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
Total fair values of financial assets and liabilities as at December 31, 2009 amounted to Php58,225 million and Php164,998 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2008 amounted to Php59,463 million and Php119,717 million, respectively. See Note 28 — Financial Assets and Liabilities.
4.	Operating Segment Information
Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group), which operating results are regularly reviewed by the chief operating decision maker to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.
For management purposes, we are organized into business units based on our products and services and have three reportable operating segments as follows:
•	Wireless — wireless telecommunications services provided through our cellular service providers namely, Smart, Piltel (on August 17, 2009, Smart acquired the cellular business of Piltel) and CURE; SBI, BOW, Airborne Access and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and Mabuhay Satellite and ACeS Philippines, our satellite operators;
•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Philcom, Maratel, SBI, PDSI, BCC and PLDT Global, all of which together account for approximately 4% of our consolidated fixed line subscribers; and
•	ICT — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT and BayanTrade Group; knowledge processing solutions provided by the SPi Group; customer interaction solutions provided under the umbrella brand name ePLDT Ventus, including Ventus, Parlance and Vocativ; and internet access and online gaming services provided by Infocom, Digital Paradise, netGames and Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 - Investments in Associates and Joint Ventures.
The chief operating decision maker and management monitors the operating results of each business unit separately for purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income for the year; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income for the year is measured consistent with consolidated net income in the consolidated financial statements.

EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) — net, gains (losses) on derivative financial instruments — net, provision for (benefit from) income tax and other nonrecurring gains (losses) — net.
EBITDA margin pertains to EBITDA divided by service revenues.
Core income for the year is measured as net income attributable to equity holders of PLDT excluding core income adjustment on equity in net earnings (losses) of associates and joint ventures, foreign exchange (gains) losses — net, gains (losses) on derivative financial instruments — net excluding hedge cost, asset impairment on noncurrent assets, net of tax effect of aforementioned adjustments and other nonrecurring gains (losses) — net.
Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated upon full consolidation.

The segment revenues, net income for the year, assets, liabilities, and other segment information of our reportable operating segments as at and for the years ended December 31, 2009, 2008 and 2007 are as follows:

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Consolidated
	(in million pesos)
As at and for the year ended December 31, 2009
Revenues
External customer:	96,560	41,318	10,115	—	147,993
Service revenues	94,865	41,085	9,697	—	145,647
Non-service revenues (Note 5)	1,695	233	418	—	2,346
Inter-segment transactions:	964	10,055	1,434	(12,453)	—
Service revenues	964	10,055	1,234	(12,253)	—
Non-service revenues	—	—	200	(200)	—

Total revenues	97,524	51,373	11,549	(12,453)	147,993

Results
Depreciation and amortization (Notes 3 and 9)	13,237	11,619	751	—	25,607
Asset impairment (Notes 3, 5, 9, 10, 14, 16, 17, 18, 26 and 28)	2,026	2,901	134	—	5,061
Interest income (Note 5)	1,139	402	28	(30)	1,539
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(68)	(98)	168	—	2
Financing costs — net (Notes 5, 9, 20 and 28)	2,619	3,796	171	(30)	6,556
Provision for (benefit from) income tax (Notes 3 and 7)	12,514	2,258	(28)	—	14,744
Net income for the year / Segment profit for the year	33,727	5,864	504	—	40,095
EBITDA for the year	59,411	25,215	1,330	238	86,194
EBITDA margin for the year	62%	49%	12%	—	59%
Core income for the year	33,026	7,502	613	(3)	41,138

Assets and liabilities
Operating assets	107,880	206,385	16,297	(80,368)	250,194
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	21,440	—	793	—	22,233
Deferred income tax assets — net (Notes 3, 7 and 28)	187	7,346	188	—	7,721

Total assets	129,507	213,731	17,278	(80,368)	280,148

Operating liabilities	96,194	111,294	4,574	(32,360)	179,702
Deferred income tax liabilities — net (Notes 3, 7 and 28)	640	21	328	332	1,321

Total liabilities	96,834	111,315	4,902	(32,028)	181,023

Other segment information
Capital expenditures	16,281	11,059	729	—	28,069

As at and for the year ended December 31, 2008
Revenues
External customer:	95,365	40,736	9,736	—	145,837
Service revenues	93,106	40,316	9,451	—	142,873
Non-service revenues (Note 5)	2,259	420	285	—	2,964
Inter-segment transactions:	487	8,950	1,247	(10,684)	—
Service revenues	487	8,950	966	(10,403)	—
Non-service revenues	—	—	281	(281)	—

Total revenues	95,852	49,686	10,983	(10,684)	145,837

Results
Depreciation and amortization (Notes 3 and 9)	11,975	11,901	833	—	24,709
Asset impairment (Notes 3, 5, 9, 10, 14, 16, 17 and 28)	1,006	888	2,286	—	4,180
Provisions (Notes 3, 26 and 27)	897	1	—	—	898
Interest income (Note 5)	1,197	448	22	1	1,668
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(119)	(74)	17	—	(176)
Financing costs — net (Notes 5, 9, 20 and 28)	2,029	3,903	172	—	6,104
Provision for (benefit from) income tax (Notes 3 and 7)	16,124	3,048	(99)	—	19,073
Net income (loss) for the year / Segment profit (loss) for the year	29,499	7,732	(2,186)	(69)	34,976
EBITDA for the year	60,967	25,854	1,056	119	87,996
EBITDA margin for the year	65%	52%	10%	—	62%
Core income for the year	30,250	7,890	138	(64)	38,214

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Consolidated
	(in million pesos)

Assets and liabilities
Operating assets	112,162	189,377	15,963	(75,723)	241,779
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	531	—	643	—	1,174
Deferred income tax assets — net (Notes 3, 7 and 28)	251	9,131	223	—	9,605

Total assets	112,944	198,508	16,829	(75,723)	252,558

Operating liabilities	67,656	89,636	4,222	(17,213)	144,301
Deferred income tax liabilities — net (Notes 3, 7 and 28)	911	—	377	—	1,288

Total liabilities	68,567	89,636	4,599	(17,213)	145,589

Other segment information
Capital expenditures	16,728	7,651	824	—	25,203

As at and for the year ended December 31, 2007
Revenues
External customer:	88,867	40,117	9,720	—	138,704
Service revenues	86,067	39,836	9,575	—	135,478
Non-service revenues (Note 5)	2,800	281	145	—	3,226
Inter-segment transactions:	432	8,715	602	(9,749)	—
Service revenues	432	8,715	480	(9,627)	—
Non-service revenues	—	—	122	(122)	—

Total revenues	89,299	48,832	10,322	(9,749)	138,704

Results
Depreciation and amortization (Notes 3 and 9)	12,202	15,477	934	—	28,613
Asset impairment (Notes 3, 5, 9, 10, 14, 16, 17 and 28)	563	43	711	—	1,317
Provisions (Notes 3, 26 and 27)	—	666	—	—	666
Interest income (Note 5)	1,186	296	21	—	1,503
Equity share in net losses of associates and joint ventures (Note 10)	—	—	(11)	—	(11)
Financing costs — net (Notes 5, 9, 20 and 28)	2,299	4,657	132	—	7,088
Provision for (benefit from) income tax (Notes 3 and 7)	15,566	3,358	(117)	—	18,807
Net income (loss) for the year / Segment profit (loss) for the year	31,780	7,519	(94)	69	39,274
EBITDA for the year	57,129	26,418	1,140	90	84,777
EBITDA margin for the year	66%	54%	11%	—	63%
Core income for the year	29,771	5,869	687	23	36,350

Assets and liabilities
Operating assets	89,984	180,529	17,663	(63,126)	225,050
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	724	—	627	—	1,351
Deferred income tax assets — net (Notes 3, 7 and 28)	1,640	12,040	77	—	13,757

Total assets	92,348	192,569	18,367	(63,126)	240,158

Operating liabilities	50,828	78,323	5,697	(9,101)	125,747
Deferred income tax liabilities — net (Notes 3, 7 and 28)	1,571	—	495	—	2,066

Total liabilities	52,399	78,323	6,192	(9,101)	127,813

Other segment information
Capital expenditures	14,259	9,886	679	—	24,824

The following table shows the reconciliation of our consolidated EBITDA to consolidated net income for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
	(in million pesos)
Consolidated EBITDA	86,194	87,996	84,777
Amortization of intangible assets (Notes 3 and 14)	(368)	(377)	(390)
Depreciation and amortization (Notes 3 and 9)	(25,607)	(24,709)	(28,613)
Asset impairment:
Goodwill and intangible assets (Notes 3, 5 and 14)	(379)	(2,450)	(1,244)
Property, plant and equipment (Notes 3, 5 and 9)	(634)	(104)	—
Investments in associates and joint ventures (Notes 3, 5 and 10)	—	(282)	—
Reversal of impairment in investment in debt securities (Notes 3 and 5)	—	—	616
Prepayments and others (Notes 3, 5, 18 and 26)	(1,324)	(23)	(29)

Consolidated operating profit for the year	57,882	60,051	55,117
Interest income (Note 5)	1,539	1,668	1,503
Foreign exchange gains (losses) — net (Notes 9 and 28)	909	(6,170)	7,990
Equity in net earnings (losses) of associates and joint ventures (Note 10)	2	(176)	(11)
Gains (losses) on derivative financial instruments — net (Note 28)	(1,006)	3,115	(2,849)
Financing costs — net (Notes 5, 9, 20 and 28)	(6,556)	(6,104)	(7,088)
Nonrecurring gains — net	2,069	1,665	3,419

Consolidated income before income tax	54,839	54,049	58,081
Provision for income tax (Notes 3 and 7)	14,744	19,073	18,807

Consolidated net income for the year	40,095	34,976	39,274

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
	(in million pesos)
Consolidated core income for the year	41,138	38,214	36,350
Foreign exchange gains (losses) — net (Notes 9 and 28)	908	(6,170)	7,990
Core income adjustment on equity share in net earnings of associates and joint ventures	(517)	—	—
Gains (losses) on derivative financial instruments — net, excluding hedge cost (Note 28)	(407)	3,934	(1,724)
Asset impairment on noncurrent assets	(1,948)	(2,486)	(657)
Other nonrecurring losses (Notes 3 and 9)	—	—	(734)
Net tax effect of aforementioned adjustments	607	825	(1,936)

Net income for the year attributable to equity holders of PLDT (Notes 6 and 8)	39,781	34,317	39,289
Net income (loss) for the year attributable to non-controlling interests	314	659	(15)

Consolidated net income for the year	40,095	34,976	39,274

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(in million pesos)
Wireless services
Service revenues:
Cellular	87,829	87,410	82,319
Wireless broadband, satellite and others	7,036	5,696	3,748

	94,865	93,106	86,067

Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	1,695	2,259	2,800

Total wireless revenues	96,560	95,365	88,867

Fixed line services
Services revenues:
Local exchange	15,530	15,794	16,068
International long distance	6,250	7,044	8,661
National long distance	6,239	6,143	6,277
Data and other network	12,585	10,864	8,470
Miscellaneous	481	471	360

	41,085	40,316	39,836

Non-service revenues:
Sale of computers	233	420	281

Total fixed line revenues	41,318	40,736	40,117

ICT services
Service revenues:
Knowledge processing solutions	5,215	5,272	5,261
Customer interaction solutions	2,676	2,922	2,962
Internet and online gaming	1,079	945	902
Data center and others	727	312	450

	9,697	9,451	9,575
Non-service revenues:
Point-product-sales	418	285	145

Total ICT revenues	10,115	9,736	9,720

Total products and services from external customers	147,993	145,837	138,704

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.
In each of the years ended December 31, 2009, 2008 and 2007, no revenues from transactions with a single external customer accounted for 10% or more of our consolidated revenues from external customers.
5.	Income and Expenses
Non-service Revenues

	2009	2008	2007
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	1,928	2,679	3,081
Point-product-sales	418	285	145

(Note 4)	2,346	2,964	3,226

Compensation and Employee Benefits

	2009	2008	2007
	(in million pesos)
Salaries and other employee benefits	19,468	18,286	16,645
Incentive plans (Notes 3 and 25)	1,833	1,281	1,448
Pension benefit costs (Notes 3 and 25)	1,306	725	1,773
Manpower rightsizing program, or MRP	493	417	604

	23,100	20,709	20,470

Over the past years, PLDT has been implementing its MRP in line with its continuing effort to reduce the cost base of its fixed line business. The total MRP cost charged to operations for the years ended December 31, 2009, 2008 and 2007 amounted to Php493 million, Php417 million and Php604 million, respectively. The decision to implement the MRP was anchored on the challenges faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.
Cost of Sales

	2009	2008	2007
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	4,690	4,573	4,713
Cost of point-product-sales	584	511	254
Cost of satellite air time and terminal units (Notes 24 and 26)	158	168	160

	5,432	5,252	5,127

Asset Impairment

	2009	2008	2007
	(in million pesos)
Trade and other receivables (Notes 3 and 16)	2,335	1,079	417
Property, plant and equipment (Notes 3 and 9)	634	104	—
Inventories and supplies (Notes 3 and 17)	389	242	243
Goodwill and intangible assets (Notes 3 and 14)	379	2,450	1,244
Investments in associates and joint ventures (Notes 3 and 10)	—	282	—
Reversal of impairment in investment in debt securities (Note 3)	—	—	(616)
Prepayments and others (Notes 3, 18 and 26)	1,324	23	29

(Note 4)	5,061	4,180	1,317

Interest Income

	2009	2008	2007
	(in million pesos)
Interest income on other loans and receivables	1,406	1,545	1,270
Interest income on fair value through profit or loss	86	58	224
Interest income on assets held-to-maturity	47	65	9

(Note 4)	1,539	1,668	1,503

Financing Costs — net

	2009	2008	2007
	(in million pesos)
Interest on loans and other related items (Notes 20 and 28)	6,008	5,861	6,256
Accretion on financial liabilities — net (Notes 20 and 28)	1,062	956	1,161
Financing charges	177	61	196
Capitalized interest (Note 9)	(691)	(778)	(542)
Dividends on preferred stock subject to mandatory redemption (Note 20)	—	4	17

(Note 4)	6,556	6,104	7,088

Interest expense for short-term borrowings for the years ended December 31, 2009, 2008 and 2007 amounted to Php29 million, Php29 million and Php32 million, respectively.

6.	Other Comprehensive Income
The movements of other comprehensive income under equity of our consolidated statements of financial position are as follows:

		Income tax
		related to	Cash flow	Foreign	Available-for-
	Cash flow	cash flow	hedges net	currency	sale financial
	hedges	hedges	of tax	translation	assets	Total
	(in million pesos)
Balance at January 1, 2007	—	5	5	(44)	2	(37)
Other comprehensive income for the year	662	(256)	406	(1,782)	30	(1,346)

Balance as at December 31, 2007	662	(251)	411	(1,826)	32	(1,383)

Balance at January 1, 2008	662	(251)	411	(1,826)	32	(1,383)
Other comprehensive income for the year	(662)	251	(411)	1,425	(9)	1,005

Balance as at December 31, 2008	—	—	—	(401)	23	(378)

Balance at January 1, 2009	—	—	—	(401)	23	(378)
Other comprehensive income for the year	—	—	—	(642)	3	(639)

Balance as at December 31, 2009	—	—	—	(1,043)	26	(1,017)

7.	Income Tax
The net components of consolidated deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at December 31, 2009 and 2008 are as follows:

	2009	2008
	(in million pesos)
Net deferred income tax assets	7,721	9,605
Net deferred income tax liabilities	(1,321)	(1,288)

The components of our consolidated net deferred income tax assets (liabilities) as at December 31, 2009 and 2008 are as follows:

	2009	2008
	(in million pesos)
Net deferred income tax assets:
Unearned revenues	3,412	4,389
Unamortized past service pension costs	2,974	959
Accumulated provision for doubtful accounts	2,708	3,005
Unrealized foreign exchange losses	1,291	2,088
Derivative financial instruments	825	540
Provision for impaired assets	767	533
Accumulated write-down of inventories to net realizable values	293	270
NOLCO	44	22
Asset impairment	24	—
MCIT	21	770
Capitalized taxes and duties — net of amortization	(246)	(306)
Capitalized foreign exchange differential — net of depreciation	(495)	(627)
Pension and other employee benefits	(891)	1,147
Undepreciated capitalized interest charges	(2,976)	(3,230)
Others	(30)	45

	7,721	9,605

Net deferred income tax liabilities:
Unearned revenues	1,047	898
Pension and other employee benefits	100	384
Fair value adjustment on fixed assets	(332)	—
Intangible assets and fair value adjustments on assets acquired — net of amortization	(478)	(616)
Undepreciated capitalized interest charges	(536)	(679)
Unrealized foreign exchange gains	(879)	(782)
Asset retirement obligation — net of undepreciated capitalized asset	—	329
Accumulated provision for doubtful accounts	—	223
Provision for impaired assets	—	210
Gain on debt exchange and debt restructuring transactions	—	(1,197)
Others	(243)	(58)

	(1,321)	(1,288)

Movements of net deferred income tax assets (liabilities) as at December 31, 2009 and 2008 are as follows:

	2009	2008
	(in million pesos)
Net deferred income tax assets — balance at beginning of year	9,605	13,757
Net deferred income tax liabilities — balance at beginning of year	(1,288)	(2,066)

Net balance at beginning of year	8,317	11,691
Business combinations (Note 13)	(349)	(1)
Provision for deferred income tax	(656)	(2,715)
Excess MCIT deducted against RCIT due	(766)	(857)
Movement charged directly to equity	—	251
Others	(146)	(52)

Net balance at end of year	6,400	8,317

Net deferred income tax assets — balance at end of year	7,721	9,605
Net deferred income tax liabilities — balance at end of year	(1,321)	(1,288)

The analysis of net deferred income tax assets as at December 31, 2009 and 2008 are as follows:

	2009	2008
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after more than 12 months	9,565	12,581
Deferred income tax assets to be recovered within 12 months	3,605	1,283

	13,170	13,864

Deferred income tax liabilities:
Deferred income tax liabilities to be recovered after more than 12 months	(4,793)	(3,660)
Deferred income tax liabilities to be recovered within 12 months	(656)	(599)

	(5,449)	(4,259)

Net deferred income tax assets	7,721	9,605

The analysis of net deferred income tax liabilities as at December 31, 2009 and 2008 are as follows:

	2009	2008
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after more than 12 months	1,161	1,147
Deferred income tax assets to be recovered within 12 months	20	1,111

	1,181	2,258

Deferred income tax liabilities:
Deferred income tax liabilities to be recovered after more than 12 months	(2,289)	(2,163)
Deferred income tax liabilities to be recovered within 12 months	(213)	(1,383)

	(2,502)	(3,546)

Net deferred income tax liabilities	(1,321)	(1,288)

Provision for corporate income tax for the years ended December 31, 2009, 2008 and 2007 consists of:

	2009	2008	2007
	(in million pesos)
Current	14,088	16,358	10,776
Deferred	656	2,715	8,031

	14,744	19,073	18,807

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(in million pesos)
Provision for income tax at the applicable statutory tax rates	16,452	18,917	20,328
Tax effects of:
Net movement in unrecognized deferred income tax assets	3,979	(576)	823
Non-deductible expenses	201	724	333
Equity share in net losses (earnings) of associates and joint ventures	(1)	62	4
Loss (income) subject to lower tax rate	(443)	1,408	(1,752)
Income subject to final tax	(502)	(616)	(509)
Income not subject to income tax	(1,483)	(846)	(420)
Difference between OSD and itemized deductions	(3,310)	—	—
Others	(149)	—	—

Actual provision for corporate income tax	14,744	19,073	18,807

The RCIT rate for domestic corporations and both resident and non-resident foreign corporations in the Philippines increased from 32% to 35% effective November 1, 2005 and was reduced to 30% effective January 1, 2009.
On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulation No. 16-2008 which implemented the provisions of Republic Act 9504, or R.A. 9504 on OSD. This regulation allowed both individual and corporate tax payers to use OSD in computing their taxable income. For corporations, they may elect a standard deduction in an amount equivalent to 40% of gross income, as provided by law, in lieu of the itemized allowed deductions.
In our 2008 consolidated financial statements, Smart and Piltel computed their income tax liability using the itemized deduction method based on conditions existing at that time of issuance of our consolidated financial statements. We made a continuous review of our income tax computation as interpretations of the OSD provisions became more definitive. When the 2008 income tax computation of Smart and Piltel using OSD method was completed in April 2009, we decided that Smart and Piltel should elect to use OSD on their filing of 2008 income tax return in April 2009. This change in estimate, which resulted in the reduction of our provision for income tax of Php1,033 million, was recognized in our consolidated income statement for the year ended December 31, 2009. Based on our review of projected gross margin and recognition and measurement of several deferred income tax assets and liabilities of Smart and Piltel, we assessed that a portion of previously recognized deferred income tax assets and deferred income tax liabilities would not result in future tax consequences under the OSD method. Consequently, any deferred income tax assets and liabilities affected by the availment of the OSD were derecognized in our consolidated statement of financial position in 2009. The deferred income tax assets and liabilities as at December 31, 2009, which were not recognized because it will not have tax consequence under the OSD method, amounted to Php4,280 million and Php984 million, respectively.
For the year ended December 31, 2009, Smart, Piltel, Wolfpac and SHI opted to use OSD in computing their taxable income.

The breakdown of our deductible temporary differences, carry forward benefit of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of OSD) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2009 and 2008 are as follows:

	2009	2008
	(in million pesos)
NOLCO	2,341	916
Accumulated provision for doubtful accounts	894	419
Accumulated write-down of inventories to net realizable values	261	112
Unearned revenues	188	61
Provisions for other assets	163	6
Fixed asset impairment	111	239
Unrealized foreign exchange losses	33	60
Pension	44	—
MCIT	19	1
Financial instruments	19	—
Operating lease	3	—

	4,076	1,814

Consolidated unrecognized deferred income tax assets (Note 3)	1,236	545

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.
The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2009 is as follows:

Year Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2007	December 31, 2010	2	652
December 31, 2008	December 31, 2011	11	639
December 31, 2009	December 31, 2012	27	1,196

		40	2,487

Consolidated tax benefits		40	746
Consolidated unrecognized deferred income tax assets		(19)	(702)

Consolidated recognized deferred income tax assets		21	44

The excess MCIT totaling Php40 million can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due for the years ended December 31, 2009, 2008 and 2007 amounted to Php766 million, Php857 million and Php8 million, respectively. The amount of expired portion of excess MCIT for the years ended December 31, 2009, 2008 and 2007 amounted to Php3 million, Php2 million and Php2 million, respectively.
NOLCO totaling Php2,487 million as at December 31, 2009 can be claimed as deduction against future taxable income. The NOLCO that was claimed as deduction against taxable income for the years ended December 31, 2009, 2008 and 2007 amounted to Php56 million, Php17,710 million and Php1,277 million, respectively. The amount of expired portion of NOLCO for the years ended December 31, 2009, 2008 and 2007 amounted to Php462 million, Php140 million and Php164 million, respectively.
Registration with Subic Bay Freeport and Clark Special Economic Zone
Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authority, or PEZA
Vocativ and SPi are registered with PEZA. Vocativ is registered as an ecozone export enterprise to develop and operate a customer interaction solutions that serves overseas clients by providing customer relationship management services. On the other hand, SPi is registered as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As registered PEZA enterprises, Vocativ and SPi are entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.
SHI was registered with the PEZA as an Ecozone information technology enterprise on a non-pioneer status last July 31, 2009. Under the terms of registration, SHI is entitled to certain tax and non-tax incentives which include, among other things, an income tax holiday, or ITH, for four years starting June 2009.
Registration with the Board of Investments, or BOI
On January 3, 2007, the BOI approved ePLDT’s application for pioneer status as a new IT service firm in the field of services related to Internet Data Center for its new data center facility. ePLDT was granted a six-year ITH for its new data center facility from the earlier of January 2007 and the actual start of commercial operations. ePLDT started commercial operations of its new data center facility in February 2007.
Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on pioneer status. Under this registration, Parlance is entitled to certain tax and non-tax incentives, including an ITH for six years starting in June 2002. Parlance is required to comply with the specific terms and conditions stated in its BOI registration. In 2008, Parlance secured a one year ITH extension for the period from June 1, 2008 to May 31, 2009. On June 17, 2009, BOI granted another year of ITH extension for the period from June 1, 2009 to May 31, 2010.
The two customer interaction projects of Ventus are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under their respective registrations, these projects are entitled to certain tax incentives, such as ITH for six years commencing March 2005 for Ventus Iloilo and commencing August 2006 for Ventus Pasig customer interaction projects. In relation to this, they are required to comply with specific terms and conditions stated in their BOI registration.
Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. In April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and education project. Accordingly, the ITH period was extended from four years to six years and expired on January 2009. Level Up! is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.
Wolfpac is registered with the BOI as a new IT service firm in the field of an application service provider on a non-pioneer status. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004. On November 29, 2007, the BOI approved Wolfpac’s application for a one year extension of ITH incentive on the basis that the capital equipment to labor ratio did not exceed US$10 thousand to one direct labor employee, as provided under Article 39 of Executive Order 226. The approved additional ITH is for the period from February 13, 2008 to February 12, 2009 and was not further extended. Therefore, Wolfpac is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

SBI is registered with the BOI on a pioneer status, namely: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of registration, SBI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years. As at December 31, 2009, only the BOI registration for nationwide broadband wireless access continues to enjoy the ITH incentive which will expire in July 2011.
Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate enacted as at the end of the reporting period.
Consolidated tax incentives that were availed from registration with Economic Zone and BOI for the years ended December 31, 2009, 2008 and 2007 amounted to Php1,241 million, Php1,763 million and Php766 million, respectively.
8.	Earnings Per Common Share
The following table presents information necessary to calculate the earnings per common share, or EPS:

	2009				2008				2007
	Basic		Diluted		Basic		Diluted		Basic		Diluted
	(in million pesos)
Consolidated net income for the year attributable to equity holders of PLDT (Note 4)		39,781		39,781		34,317		34,317		39,289		39,289
Dividends on preferred shares (Note 19)		(457)		(457)		(455)		(455)		(457)		(457)
Accretion of preferred stock subject to mandatory redemption		—		—		—		—		—		131
Dividends on dilutive preferred stock subject to mandatory redemption charged to interest expense for the year		—		—		—		—		—		17
Foreign exchange gains on preferred stock subject to mandatory redemption (Notes 20 and 26)		—		—		—		—		—		(182)

Consolidated net income for the year attributable to common equity holders of PLDT		39,324		39,324		33,862		33,862		38,832		38,798

	(in thousands, except per share amounts)
Outstanding common shares at beginning of year		187,484		187,484		188,741		188,741		188,435		188,435
Effect of issuance of common shares during the year		15		15		542		542		221		221
Effect of purchase of treasury stock during the year		(583)		(583)		(1,120)		(1,120)		—		—
Average incremental number of shares under ESOP during the year		—		21		—		13		—		38
Common shares equivalent of convertible preferred shares deemed dilutive:
Preferred Stock Series VI (Notes 20 and 26)		—		—		—		—		—		680

Weighted average number of common shares for the year		186,916		186,937		188,163		188,176		188,656		189,374

Earnings per share for the year attributable to common equity holders of PLDT	Php	210.38	Php	210.36	Php	179.96	Php	179.95	Php	205.84	Php	204.88

Basic EPS is calculated by dividing our consolidated net income for the year attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the year.
Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.
Series VI Convertible Preferred Stocks in 2007 were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under the ESOP and treasury shares, and compared against the basic EPS. Since the amount of dividends on the Series A to EE in 2009; Series A to EE, Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock in 2008; and Series A to EE and Series V Convertible Preferred Stock in 2007, over its equivalent number of common shares increased the basic EPS, these Convertible Preferred Stock were deemed anti-dilutive.
Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.
In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at December 31, 2009 and 2008, we had acquired a total of 2.7 million shares and 2.0 million shares of PLDT’s common stock, respectively, representing approximately 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,387 per share and Php2,521 per share, respectively, for a total consideration of Php6,405 million and Php4,973 million, respectively, in accordance with the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was reflected in the computation of our basic and diluted earnings per common share for the years ended December 31, 2009 and 2008. See Note 19 — Equity and Note 28 — Financial Assets and Liabilities for further discussion.

9.	Property, Plant and Equipment
This account consists of:

					Vehicles,		Information
					furniture		origination
	Cable and	Central			and other		and	Land and	Property
	wire	office	Cellular		network	Communications	termination	land	under
	facilities	equipment	facilities	Buildings	equipment	satellite	equipment	improvements	construction	Total
	(in million pesos)
As at December 31, 2007
Cost	117,081	86,841	70,045	20,695	32,572	8,454	8,191	2,561	18,532	364,972
Accumulated depreciation and amortization	(54,023)	(64,286)	(38,175)	(7,323)	(27,723)	(7,349)	(6,407)	(272)	—	(205,558)

Net book value	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414

Year Ended December 31, 2008
Net book value at beginning of year	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414
Additions	1,423	262	4,344	649	2,238	—	195	25	16,522	25,658
Disposals/Retirements	(52)	(58)	(108)	(104)	(77)	—	—	(59)	(32)	(490)
Translation differences charged directly to cumulative translation adjustments	—	280	—	(274)	118	338	—	—	—	462
Acquisition through business combinations (Note 13)	22	—	50	14	29	—	—	—	—	115
Impairment losses recognized during the year (Notes 3, 4 and 5)	—	(19)	—	—	(85)	—	—	—	—	(104)
Reclassifications/Transfers	2,197	1,769	4,198	294	1,203	—	107	—	(9,788)	(20)
Depreciation and amortization (Notes 3 and 4)	(9,048)	(3,871)	(7,544)	(1,084)	(2,201)	(537)	(423)	(1)	—	(24,709)

Net book value at end of year (Note 3)	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

As at December 31, 2008
Cost	115,980	83,562	76,229	21,040	34,816	9,581	8,251	2,527	25,234	377,220
Accumulated depreciation and amortization	(58,380)	(62,644)	(43,419)	(8,173)	(28,742)	(8,675)	(6,588)	(273)	—	(216,894)

Net book value (Note 3)	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

Year Ended December 31, 2009
Net book value at beginning of year (Note 3)	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326
Additions	1,834	513	4,040	316	1,970	149	225	67	19,091	28,205
Disposals/Retirements	(530)	(6)	(843)	(6)	(107)	(463)	(3)	(5)	(1,228)	(3,191)
Translation differences charged directly to cumulative translation adjustments	3	(2)	—	(10)	(13)	(47)	—	—	—	(69)
Acquisition through business combinations (Note 13)	1,348	194	141	186	104	—	420	105	(10)	2,488
Impairment losses recognized during the year (Notes 3, 4 and 5)	—	—	(96)	(54)	(17)	—	(418)	(49)	—	(634)
Reclassifications/Transfers (Note 12)	6,949	2,776	8,404	326	386	—	110	(184)	(19,029)	(262)
Depreciation and amortization (Notes 3 and 4)	(8,793)	(3,381)	(9,013)	(1,151)	(2,176)	(545)	(542)	(6)	—	(25,607)

Net book value at end of year (Note 3)	58,411	21,012	35,443	12,474	6,221	—	1,455	2,182	24,058	161,256

As at December 31, 2009
Cost	126,327	87,517	83,451	21,693	35,282	966	8,940	2,458	24,058	390,692
Accumulated depreciation and amortization	(67,916)	(66,505)	(48,008)	(9,219)	(29,061)	(966)	(7,485)	(276)	—	(229,436)

Net book value (Note 3)	58,411	21,012	35,443	12,474	6,221	—	1,455	2,182	24,058	161,256

Substantially, all our telecommunications equipment are purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars. See Note 20 — Interest-bearing Financial Liabilities.
Interest and net foreign exchange losses capitalized to property, plant and equipment that qualified as borrowing costs for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(in million pesos)
Interest (Note 5)	691	778	542
Foreign exchange losses (gains) — net	(119)	385	63
Interest average capitalization rates of 6%, 8% and 10% were used for the years ended December 31, 2009, 2008 and 2007, respectively.
As at December 31, 2009, 2008 and 2007, our undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php1,799 million, Php2,445 million and Php2,533 million, respectively.
The consolidated useful lives of our assets are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	10 – 20 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, furniture and other network equipment	3 – 5 years
Communications satellite	15 years
Information origination and termination equipment	3 – 15 years
Land and land improvements	10 years

SBI recognized additional depreciation and amortization charge of Php830 million for the year ended December 31, 2009 due to a decrease in the estimated useful lives of certain customer premise equipment included in the telecommunications equipment account as a result of decreased expected economic benefits from such equipment. The effect of the change in estimate to future periods is expected to be an increase in monthly depreciation charge amounting to Php6 million in 2010 and a decrease in monthly depreciation charges amounting to Php35 million in 2011. See Note 3 — Management’s Use of Judgments, Estimates and Assumptions.
Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases amounting to Php24 million and Php51 million as at December 31, 2009 and 2008, respectively. See Note 20 — Interest-bearing Financial Liabilities.
SBI’s Acquisition of Cluster 3 Assets from Cruz Telephone Company, Inc., or Cruztelco
On February 7, 2008, SBI completed the acquisition of the Cluster 3 Local Exchange Carrier, or Cluster 3 LEC, assets of Cruztelco, a local exchange operator offering fixed line services in key parts of Visayas, Mindanao and some parts of Luzon. The Cluster 3 LEC assets are located in Mindanao, specifically in the provinces of Surigao del Norte, Agusan del Norte, Agusan del Sur, Davao del Norte and Misamis Oriental. SBI and Cruztelco signed a Conditional Sale Agreement, or CSA, on September 6, 2007 whereby Cruztelco agreed to sell to SBI its Cluster 3 LEC assets at a price of Php371 million. The sale was approved by the NTC on January 21, 2008.
As defined in the CSA, the acquisition price of the Cluster 3 assets was allocated to equipment, land and buildings and improvements in the amounts of Php318 million, Php31 million and Php22 million, respectively.
On February 26, 2008, the Deed of Sale over land and buildings located in Cagayan De Oro City amounting to Php6 million and Php3 million, respectively, were rescinded as mutually agreed upon by SBI and Cruztelco. The allocation of the acquisition price of the Cluster 3 LEC assets has been adjusted to reflect the rescission agreement.
Wholesale Transponder Lease Agreement between Mabuhay Satellite, ProtoStar Ltd., or ProtoStar, and ProtoStar III Ltd., or ProtoStar III
On September 16, 2008, Mabuhay Satellite entered into a wholesale transponder lease agreement with ProtoStar and ProtoStar III subject to fulfillment of certain closing conditions. In May 2009, Mabuhay Satellite formalized the consequential termination of wholesale transponder lease agreement due to non-fulfillment of certain closing conditions. See Note 18 — Prepayments and Note 26 — Contractual Obligations and Commercial Commitments.
Satellite Wholesale Lease and Purchase Agreement, or SWLPA, and Operations Management Agreement, or OMA, between Mabuhay Satellite and Asia Broadcast Satellite Holdings, Ltd.
On October 22, 2009, Mabuhay Satellite entered into SWLPA and OMA with Asia Broadcast Satellite Holdings, Ltd., or ABS, a Bermuda company engaged in the satellite business, involving the wholesale lease by ABS of the Agila 2 satellite from Mabuhay Satellite and, upon the satisfaction of various conditions precedent, the purchase by ABS of the business of Mabuhay Satellite.
Under the SWLPA, Mabuhay Satellite, in exchange for a total consideration of US$12.5 million, or Php580 million, will: (i) lease to ABS the Agila 2 satellite; (ii) assign the customer contracts to ABS; and (iii) transfer to ABS the Mabuhay Satellite’s ground control facilities, employees, leasehold rights, other assets and the Agila 2 satellite. The term of the lease is for a period starting from the effective date of SWLPA to the earlier of: (a) the end of life of Agila 2 satellite; or (b) the date when Mabuhay Satellite assigns, transfers and conveys to ABS all of its rights, title and interest in the Agila 2 satellite. As part of the wholesale lease, Mabuhay Satellite is required to assign to ABS all its rights, title, interest, benefits and obligations in the customer contracts attached to all transponders that are covered by the SWLPA.
Under the OMA, after the closing of the agreement but prior to the transfer and conveyance of the ground control facilities to ABS pending the receipt of International Traffic in Arms Regulations approval, the parties agree that Mabuhay Satellite will operate and manage the Agila 2 satellite, the transponders and the ground control facilities for and on behalf of ABS. Mabuhay Satellite is required to provide the operations and management services for and in consideration of: (a) one-time payment by ABS to Mabuhay Satellite of the amount of US$500 thousand, or Php23 million; and (b) the reimbursement by ABS to Mabuhay Satellite of the amount equivalent to the actual expenses, costs, losses and liabilities incurred by Mabuhay Satellite in providing the services.

As at December 31, 2009, all significant closing conditions had been secured. On January 18, 2010, Mabuhay Satellite, ABS and Asia Broadcast Satellite, Ltd., formally executed a Conditions Precedent Waiver and First Closing Confirmation, confirming that the first closing was deemed to have occurred effective December 31, 2009. First Closing means the date when the assignment of customer contracts to ABS became effective and the approval or confirmation of SWLPA by stockholders of Mabuhay Satellite representing at least 2/3 of its outstanding capital stock was obtained. Following the confirmation of first closing, the wholesale lease of transponders by Mabuhay Satellite to ABS was considered as a finance lease and the transaction was recognized as sale of satellite for a total consideration of US$9.9 million, or Php460 million, including the cost of customer contracts as at December 31, 2009. The second closing is expected to occur within the six months after the first closing.
Impairment of BOW’s Property and Equipment
In December 2009, impairment losses were recognized on BOW’s property and equipment in the amount of Php524 million. The impairment losses resulted from the annual impairment test done on the assets, comparing recoverable amount against the carrying value of the assets. The recoverable amount was determined based on value in use calculation using cash flow projections covering a five-year period from 2010 to 2014. The pre-tax discount rate applied to cash flow projections is 8.7% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry. See Note 14 — Goodwill and Intangible Assets.
10.	Investments in Associates and Joint Ventures
This account consists of:

	2009	2008
	(in million pesos)
Carrying Value of Investments in Associates:
Manila Electric Company, or Meralco	21,420	—
Philweb Corporation, or Philweb	750	598
BOW	—	605
ACeS International Limited	—	—

	22,170	1,203

Carrying Value of Investments in Joint Ventures:
ePDS, Inc., or ePDS	43	45
PLDT Italy S.r.l., or PLDT Italy	20	(74)
Mabuhay Space Holdings Limited, or MSHL	—	—

	63	(29)

Total carrying value of investments in associates and joint ventures	22,233	1,174

Movements in the cost of investments are as follows:

	2009	2008
	(in million pesos)
Balance at beginning of year	4,346	4,226
Additions during the year	21,555	1
Translation adjustments	(23)	119
Business combinations (Note 13)	(821)	—
Dissolution of MSHL	(887)	—

Balance at end of year	24,170	4,346

Movements in the accumulated impairment losses are as follows:

	2009	2008
	(in million pesos)
Balance at beginning of year	2,903	2,782
Translation adjustments	(13)	(161)
Business combinations (Note 13)	(97)	—
Dissolution of MSHL	(887)	—
Impairment for the year (Notes 3, 4 and 5)	—	282

Balance at end of year	1,906	2,903

Movements in the accumulated equity share in net earnings (losses) of associates and joint ventures are as follows:

	2009	2008
	(in million pesos)
Balance at beginning of year	(269)	(93)
Business combinations (Note 13)	590	—
Translation adjustments	3	—
Equity share in net earnings (losses) of associates and joint ventures for the year (Note 4):	2	(176)
Meralco	398	—
Philweb	152	5
ePDS	21	12
BayanTrade	(5)	—
PLDT Italy	(98)	(74)
BOW	(466)	(119)
Dividends	(357)	—

Balance at end of year	(31)	(269)

Investments in Associates
Piltel’s Acquisition of Shares in Meralco
Meralco is the largest electric power distribution company and the largest private sector utility in the Philippines. It is incorporated in the Philippines and is subject to the rate-making regulations and regulatory policies of the Philippine Energy Regulatory Commission. Its subsidiaries are mainly engaged in engineering, construction and consulting services, information systems and technology, real estate, insurance and other electricity-related services.
On March 12, 2009, First Philippine Holdings Corporation, or FPHC, First Philippine Utilities Corporation, or FPUC, and Lopez, Inc., (collectively, the Lopez Group) and PLDT entered into an investment and cooperation agreement pursuant to which: (a) PLDT agreed to acquire, through Piltel as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20.07 billion, or Php90 per share; and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its designee to nominate certain senior management officers and members of the board of directors and board committees of Meralco.
As part of the transaction, Piltel and FPUC also entered into an exchangeable note agreement pursuant to which Piltel purchased an exchangeable note dated April 20, 2009, issued by FPUC, with a face value of Php2,000 million, exchangeable at Piltel’s option into approximately 22.2 million shares of common stock of Meralco, which form part of the 223 million shares or approximately 20% of Meralco’s voting common shares to be acquired by Piltel in this transaction. The exchange option was exercisable simultaneously with the acquisition of such shares by Piltel. Piltel recognized a derivative asset of Php563 million on April 20, 2009 for the exchange option feature of the agreement. The residual amount of Php1,437 million was allocated as the value of the host contract of the exchangeable note. The derivative asset is subsequently carried at fair value through profit or loss while the host contract is carried at amortized cost using effective interest rate.

On July 14, 2009, Piltel completed its acquisition of 223 million shares in Meralco for a cash consideration of Php18.07 billion for the purchase of approximately 200.8 million shares and the conversion into approximately 22.2 million shares of an exchangeable note issued by FPUC with a market value, including its derivative option, of Php3,286 million. Thus, the investment in 223 million shares in Meralco was recorded at Php21,356 million and a gain of Php1,286 million was recognized on the exchangeable note, representing the mark-to-market gains of Php1,170 million from the derivative option and the amortization of the note’s discount of Php116 million. The acquisition of the shares was implemented through a special block sale/cross sale executed at the PSE.
Piltel engaged the services of an independent appraiser to determine the fair value of Meralco’s specific identifiable assets and liabilities and allocate the purchase price of Piltel’s investment in Meralco among the identified assets and liabilities based on fair value. Based on the final purchase price allocation, the difference of Php8,377 million between Piltel’s share on the total fair value of Meralco’s specific identifiable assets and liabilities and the total cost of Piltel’s investments was allocated as follows: (a) Php1,517 million for utility, plant and others; (b) Php320 million for investment properties; (c) Php36 million for investments in associates and joint ventures; (d) Php1,286 million for intangible assets particularly for franchise; (e) Php137 million for contingent liability; (f) Php1,295 million for deferred income tax liability; and (g) Php6,650 million for goodwill.
As at December 31, 2009, the carrying value of investment in Meralco amounted to Php21,420 million, which includes the share in net earnings of Meralco of Php498 million, amortization of intangible assets of Php41 million, depreciation of fair value adjustment on utility, plant and others of Php59 million and dividends received of Php334 million. As at December 31, 2009, the market value of Piltel’s investment in Meralco, based on quoted price of Php205 per share, amounted to Php45,715 million.
Investment of ePLDT in Philweb
In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based online gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php503 million. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The remaining unpaid balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The total unpaid subscription price of Php75 million was recorded as part of “Others” in the “Accrued expenses and other current liabilities” in our consolidated statement of financial position. See Note 23 — Accrued Expenses and Other Current Liabilities.
In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 26.87%. As at December 31, 2009, ePLDT’s equity interest in Philweb is 26.4%.
Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As at December 31, 2009, Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 150 Internet Casino Stations nationwide. As at December 31, 2009 and 2008, the market value of ePLDT’s investment in Philweb, based on quoted share price, amounted to Php6,134 million and Php928 million, respectively.
Investment of Smart in BOW
As at December 31, 2008, Smart (through its subsidiary, SCH) had shareholdings of 381 thousand shares representing 28.3% of the total issued and outstanding shares of BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector. The total acquisition cost for Smart’s investment in BOW amounted to US$16 million, or Php724 million, of which US$13 million, or Php601 million, was paid in cash in August 2007 and US$3 million, or Php123 million, worth of equipment and services was delivered by Smart in accordance with the subscription agreement and was accepted by BOW in March 2008.

In July 2009, Smart (through its subsidiary, SCH) increased its shareholdings in BOW to approximately 1.2 million shares representing 51.0% of the total issued and outstanding shares of BOW from 381 thousand shares or 28.3%. The cost of the additional investment in BOW amounted to US$6 million, or Php301 million, for 782 thousand shares, or US$8 per share, of which US$4 million, or Php182 million, was paid in cash and US$2 million, or Php119 million, was off-set against net payables by BOW to Smart. Effective July 2009, BOW’s financials were included in the consolidation of Smart Group. See Note 2 — Summary of Significant Accounting Policies and Note 13 — Business Combinations and Acquisition of Non-Controlling Interests.
BOW provides GSM network at sea through Altobridge, a patented GSM technology that will complement Smart’s prepaid wireless satellite phone service, SmartLink.
Investment of ACeS Philippines in AIL
As at December 31, 2009, ACeS Philippines had a 36.99% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.
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
Unrecognized share in net earnings of AIL amounted to Php29 million and Php27 million for the years ended December 31, 2009 and 2008, respectively, while unrecognized share in net losses amounted to Php104 million for the year ended December 31, 2007. Share in net cumulative losses amounting to Php10,271 million and Php10,569 million as at December 31, 2009 and 2008, respectively, were not recognized as we do not have any legal or constructive obligation for such losses and have not made any payments on behalf of AIL.
See Note 24 — Related Party Transactions and Note 26 — Contractual Obligations and Commercial Commitments for further details as to the contractual relationships with respect to AIL.
Summarized Financial Information of Equity Investees
The following tables present the summarized financial information of our investments in associates in conformity with IFRS for equity investees for which we have significant influence as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

	2009	2008
	(in million pesos)
Consolidated Statements of Financial Position:
Noncurrent assets	136,581	1,072
Current assets	46,755	1,017
Equity (Capital deficiency)	52,143	(9,119)
Noncurrent liabilities	86,605	10,468
Current liabilities	44,588	740

	2009	2008	2007
	(in million pesos)
Consolidated Income Statements:
Revenues	186,227	572	763
Expenses	180,536	359	341
Net income attributable to controlling interests	6,634	290	489

The above information as at and for the year ended December 31, 2009 includes the financial information of Meralco as shown below:

(in million pesos)
Consolidated Statement of Financial Position:
Noncurrent assets	135,071
Current assets	45,342
Equity	60,878
Noncurrent liabilities	76,516
Current liabilities	43,019

Consolidated Income Statement:
Revenues	184,872
Expenses	176,445
Net income attributable to controlling interests	6,005
Investments in Joint Ventures
Investment of ePLDT in ePDS
ePLDT entered into a joint venture agreement on June 27, 2003 with DataPost Pte. Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and G3 Worldwide ASPAC pursuant to which the parties formed ePDS, a bills printing company that performs laser printing and enveloping services for statements, bills and invoices, and other value-added services for companies in the Philippines. ePLDT has a 50% equity interest in ePDS, while DataPost has a 30% equity interest. Spring, the largest international mail services provider, owns the remaining 20% equity interest. ePDS has an initial paid-up capital of Php11 million.
Investment of PLDT Global in PLDT Italy
PLDT Global holds 100% nominal interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global, HGC and PLDT Italy entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, the aggregate amount of funding to be contributed by PLDT Global and HGC to PLDT Italy, in equal proportions, is capped at €7.0 million. PLDT Global and HGC agreed to share equally the profit and loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholding in PLDT Italy to HGC.
In 2009, PLDT Global and HGC’s advances to PLDT Italy of €2.99 million and €3.0 million, respectively, were converted into deposit for future subscription on shares of PLDT Italy.
As at December 31, 2009 and 2008, PLDT Global’s equity in the joint venture amounted to €3 million, or Php199.7 million and €0.01 million, or Php0.7 million, respectively.
Investment of Mabuhay Satellite in MSHL
In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral, Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L to the Agila 2 satellite. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL, and Mabuhay Satellite is required to pay SS/L an amount of US$19 million for a 65% equity interest in MSHL.

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
In accordance with the settlement agreement, in the event of liquidation, Mabuhay Satellite and SS/L are required to proceed to dissolve the joint venture under a separate agreement, for which each of the parties will receive title over a number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized full impairment provision in respect of our investment in MSHL in 2004. In 2009, Mabuhay Satellite and SS/L elected to voluntary dissolve the joint venture and wound up its affairs. Mabuhay Satellite recognized gain of Php148 million in the dissolution of MSHL in 2009.
Summarized Financial Information of Joint Ventures
The following table presents the summarized financial information of our investments in joint ventures as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

	2009	2008
	(in million pesos)
Consolidated Statements of Financial Position:
Noncurrent assets	103	556
Current assets	244	261
Equity (Capital deficiency)	57	(71)
Noncurrent liabilities	88	699
Current liabilities	202	189

	2009	2008	2007
	(in million pesos)
Consolidated Income Statements:
Revenues	387	175	100
Expenses	527	387	173
Net loss attributable to controlling interests	154	223	83
As at December 31, 2009, we have no outstanding capital commitments with our joint ventures.
11.	Investment in Debt Securities
This account consists of:

	2009	2008
	(in million pesos)
National Power Corporation, or NAPOCOR, Zero Coupon Bond	312	292
Rizal Commercial Banking Corporation, or RCBC, Note	150	150
Government Securities	—	1,656
Republic of the Philippines Credit Linked Notes, or CLN	—	193

	462	2,291
Less current portion of investment in debt securities (Note 28)	—	1,656

Noncurrent portion of investment in debt securities (Note 28)	462	635

NAPOCOR Zero Coupon Bonds
In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond (NAPOCOR Bond) with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.875%. The NAPOCOR Bond, which is classified as a financial asset held-to-maturity, is carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php20 million and Php19 million for the years ended December 31, 2009 and 2008, respectively.
RCBC Note
In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as held-to-maturity financial asset. Interest income recognized for the years ended December 31, 2009 and 2008 amounted to Php8 million and Php7 million, respectively.
Government Securities
As at December 31, 2009, all investments in treasury bills, or T-bills, and zero coupon bonds have matured and were redeemed at par. Government securities, which are classified as held-to-maturity, are carried at amortized cost using the effective interest rate method. Interest income recognized for the years ended December 31, 2009 and 2008 amounted to Php30 million and Php35 million, respectively.
Republic of the Philippines Credit Linked Notes
On February 15, 2008, Smart invested in a Credit Linked Note, or CLN, of Php205 million (with a notional amount of US$5 million) issued by ING Amsterdam (“Issuer”), with the bonds issued by the Republic of the Philippines, or ROP, as the underlying credit. The CLN bears semi-annual coupon payments to effectively yield 6.125% per annum and matures on February 15, 2011. On maturity date, the issuer has the option to settle the interest and principal amount in U.S. Dollars or its equivalent amount in Philippine Pesos, calculated at a fixed exchange rate. Coupon payment dates are semi-annual every February 15 and August 15, provided that no termination and/or early redemption event has occurred. If a termination or early redemption event occurs, interest shall cease to accrue and the Issuer has the option on settlement date to settle the notes by paying cash or to deliver the Deliverable Obligations (as defined in the CLN) to Smart. Under IAS 39, if a contract contains one or more embedded derivatives, an entity may designate the entire hybrid contract as a financial asset or financial liability at fair value through profit or loss. Since the investment in CLN contains multiple embedded derivatives, Smart designated the entire instrument as a financial asset at fair value through profit or loss. On February 10, 2009, Smart opted to unwind the entire investment in the CLN with net proceeds of Php203 million. Gain on change in fair value of investment for the year ended December 31, 2009 amounted to Php10 million while loss on change in fair value of investment for the year ended December 31, 2008 amounted to Php5 million.
12.	Investment Properties
Movements in investment properties are as follows:

	2009	2008
	(in million pesos)
Balance at beginning of year	617	577
Net gains from fair value adjustments (Note 3)	352	59
Transfer from property, plant and equipment (Note 9)	262	—
Disposals	(21)	(19)

Balance at end of year (Notes 3 and 28)	1,210	617

Investment properties are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by a market evidence in which assets could be exchanged between a knowledgeable willing buyer and seller in an arm’s length transaction at the dates of valuation. None of our investment properties are being leased to third parties that earn rental income.
Repairs and maintenance expenses relating to investment properties amounted to Php24 million, Php3 million and Php6 million for the years ended December 31, 2009, 2008 and 2007, respectively.
13.	Business Combinations and Acquisition of Non-Controlling Interests
2009 Acquisitions
PLDT’s Acquisition of Philcom
On January 3, 2009, PLDT, PGR and PGCI executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding shares of Philcom’s common stock for a cash consideration of Php75 million. See Note 2 — Summary of Significant Accounting Policies.
The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition as follows:

(in million pesos)
Assets:
Property, plant and equipment	1,851
Available-for-sale financial assets	5
Deferred income tax assets — net	3
Cash and cash equivalents	51
Trade and other receivables	204
Inventories and supplies	15
Prepayments	8

2,137

Liabilities:
Long-term debt	340
Deferred income tax liabilities — net	381
Pension and other employee benefits	13
Accounts payable	1,206
Accrued expenses and other current liabilities	77
Dividends payable	2
Income tax payable	3

2,022

115
Non-controlling interests	40

Net assets acquired	75

Non-controlling interests represent the interest not owned by Philcom in its two subsidiaries, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.
The fair value and gross amount of trade and other receivables amounted to Php204 million and Php679 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php475 million.
Total revenues and net income of Philcom included in our 2009 consolidated income statement from the time of acquisition until December 31, 2009 amounted to Php387 million and Php2 million, respectively.

ePLDT’s Acquisition of BayanTrade
On January 20, 2009 and April 15, 2009, ePLDT acquired additional equity interest of 34.3% and 48.4%, respectively, in BayanTrade for a cash consideration of Php28 million and Php39 million, respectively, thereby increasing its ownership interest to 93.5% as at April 15, 2009. As a result of the transaction, provisional goodwill amounting to Php184 million, representing the difference between the consideration of Php61 million, net of Php5 million accumulated equity share in net losses of BayanTrade, and the book value of the interest acquired, was recognized. See Note 2 — Summary of Significant Accounting Policies.
The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional values on April 15, 2009 as follows:

(in million pesos)
Assets:
Property, plant and equipment	21
Provisional goodwill (Note 14)	184
Deferred income tax assets — net	19
Advances and refundable deposits	11
Cash and cash equivalents	6
Trade and other receivables	179
Prepayments and other current assets	6

426

Liabilities:
Long-term debt	150
Pension and other employee benefits	5
Other noncurrent liabilities	59
Accounts payable	85
Accrued expenses and other current liabilities	75

374

52
Non-controlling interests	(9)

Net assets acquired	61

The net assets recognized at the date of acquisition were based on provisional fair values since we are still in the process of finalizing the valuation as at May 13, 2010.
Non-controlling interests represent interest not owned by ePLDT, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.
The fair value of trade and other receivables and advances and refundable deposits amounted to Php179 million and Php11 million, respectively. The gross amount of trade and other receivables and advances and refundable deposits amounted to Php195 million and Php11 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php16 million. None of the advances and refundable deposits has been impaired and it is expected that the full contractual amount can be collected.
The provisional goodwill of Php184 million pertains to the fair value of assembled workforce which offers managed information technology services and has personnel with skills in Systems, Applications and Products, Microsoft and other Enterprise Resource Planning, or ERP. They have the largest pool of ERP practitioners in the South East Asia region.
Our consolidated revenues would have increased by Php61 million while our consolidated net income would have decreased by Php19 million for the year ended December 31, 2009 had the acquisition of BayanTrade actually taken place on January 1, 2009. Total revenues and net losses of BayanTrade included in our 2009 consolidated income statement from April 15, 2009 to December 31, 2009 amounted to Php275 million and Php27 million, respectively.

Smart’s Acquisition of Non-Controlling Interests in Piltel
Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire at Php8.50 per share, fully payable in cash on August 12, 2009, from Piltel’s non-controlling shareholders up to approximately 840 million shares. These shares represented approximately 7.2% of the outstanding common stock of Piltel at that time. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93.0% of Piltel’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of Piltel. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of non-controlling interests acquired of Php5,479 million presented as part of capital in excess of par value account under “Equity” in our consolidated statements of financial position. See Note 2 — Summary of Significant Accounting Policies.
Smart’s Acquisition of Shares in BOW
In July 2009, Smart (through its subsidiary, SCH) increased its shareholdings in BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector to approximately 1.2 million shares representing 51.0% of the total issued and outstanding shares of BOW from 381 thousand shares or 28.3%. Total acquisition cost for Smart’s investment in BOW amounted to US$9 million, or Php439 million, which consists of: (a) US$4 million, or Php182 million, in cash; (b) US$2 million, or Php119 million, worth of advances; and (c) fair value of previously held interest amounting to Php138 million. Net cash outflow related to the acquisition was US$12 million, or Php552 million, representing cash payment of US$17 million, or Php783 million, net of cash acquired from BOW of US$5 million, or Php231 million. See Note 2 — Summary of Significant Accounting Policies and Note 10 — Investments in Associates and Joint Ventures.
The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values in July 2009 as follows:

	In U.S. Dollar	Php(1)
	(in millions)
Assets:
Property, plant and equipment	12	558
Goodwill (Note 14)	1	45
Intangible assets (Note 14)	5	221
Advances and refundable deposits	—	7
Cash and cash equivalents	5	231
Trade and other receivables	—	33
Prepayments	—	31

	23	1,126

Liabilities:
Long-term debt	4	203
Accrued expenses and other current liabilities	2	106

	6	309

	17	817
Non-controlling interests	8	378

Net assets acquired	9	439

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php48.07 to US$1.00.
Non-controlling interests represent interest not owned by Smart, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.
The fair value of trade and other receivables and advances and refundable deposits, which is equal to gross amount, amounted to Php33 million and Php7 million, respectively. None of the trade and other receivables and advances and refundable deposits has been impaired and it is expected that the full contractual amount can be collected.

The acquisition date fair value of previously held equity interest of 28.3% by Smart immediately before the acquisition date amounted to Php138 million. The amount of loss recognized as a result of remeasuring previously held equity interest to fair value amounted to Php381 million and is included in “Equity share in net earnings (losses) of associates and joint ventures” in our consolidated income statement.
The goodwill of Php45 million pertains to the fair value of the expected synergies arising from the acquisition of BOW by SCH. BOW is expected to complement “Smart Link”, Smart’s satellite service catering to the mobile communication requirements of the international maritime market.
Our consolidated revenues would have increased by Php68 million while our consolidated net income would have decreased by Php300 million for the year ended December 31, 2009 had the acquisition of BOW actually taken place on January 1, 2009. Total revenues and net losses of BOW included in our 2009 consolidated income statement from July 2009 to December 31, 2009 amounted to Php10 million and Php906 million, respectively.
SPi’s Acquisition of Laguna Medical
On August 31, 2009, SPi acquired through SPi-America, a wholly-owned U.S. subsidiary of SPi, a 100% equity interest in Laguna Medical for a cash contribution of US$6.6 million, or Php313 million, plus a contingent consideration in the form of a mandatory put-call option with an aggregate fair value at acquisition date of US$5.4 million, or Php257 million. As at date of the acquisition, the net cash outflows related on acquisition was US$5.6 million, or Php287 million, representing cash payments of US$6.6 million, or Php313 million, net of cash acquired from Laguna Medical of US$1 million, or Php26 million. Total purchase price consideration including the fair market value of contingent liability at acquisition date amounted to US$12 million, or Php570 million. Incidental cost related to the acquisition was expensed. See Note 2 — Summary of Significant Accounting Policies, Note 21 — Deferred Credits and Other Noncurrent Liabilities and Note 23 — Accrued Expenses and Other Current Liabilities.
The purchase consideration has been initially allocated to the assets and liabilities on the basis of provisional values on August 31, 2009 as follows:

	In U.S. Dollar	Php(1)
	(in millions)
Assets:
Property, plant and equipment	—	8
Provisional goodwill (Note 14)	10	494
Deferred income tax assets — net	1	10
Cash and cash equivalents	1	26
Trade and other receivables	1	59

	13	597

Liability:
Accrued expenses and other current liabilities	1	27

Net assets acquired	12	570

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php47.42 to US$1.00.
The net assets recognized at the date of acquisition were based on provisional fair values as SPi had sought an independent valuation for the assets owned by Laguna Medical. The results of this valuation had not been finalized as at May 13, 2010.
The fair value of trade and other receivables, which is equal to gross amount, amounted to Php59.4 million. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php0.4 million.
The provisional goodwill of Php494 million pertains to the fair value of expanding the healthcare product offering of SPi.

Our consolidated revenues would have increased by Php237 million while our consolidated net income would have increased by Php8 million for the year ended December 31, 2009 had the acquisition of Laguna Medical actually taken place on January 1, 2009. Total revenues and net income of Laguna Medical included in our 2009 consolidated income statement from August 31, 2009 to December 31, 2009 amounted to Php103 million and Php0.3 million, respectively.
Smart’s Acquisition of PDSI
In May and October 2009, Smart acquired an aggregate of 84 million shares, representing the total issued and outstanding capital stock of PDSI, for a total consideration of Php1,569 million. The acquisition was completed on two dates: (a) the first closing took place on May 14, 2009 and involved the acquisition of 34 million shares representing 40% of the issued and outstanding shares of PDSI for a consideration of Php632 million; and (b) the second closing took place on October 2, 2009 and involved the acquisition of the remaining 50 million shares representing 60% of the issued and outstanding shares of PDSI for a consideration of Php937 million. See Note 2 — Summary of Significant Accounting Policies.
The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional values on October 2, 2009 as follows:

(in million pesos)
Assets:
Property, plant and equipment	42
Provisional goodwill (Note 14)	1,597
Prepayments	10
Advances and refundable deposits — net of current portion	8
Cash and cash equivalents	12
Trade and other receivables	42
Current portion of advances and refundable deposits	6

1,717

Liabilities:
Accounts payable	30
Accrued expenses and other current liabilities	116
Income tax payable	2

148

Net assets acquired	1,569

The net assets recognized at the date of acquisition were based on provisional fair values as Smart had sought an independent valuation for the assets owned by PDSI. The results of this valuation had not been finalized as at May 13, 2010.
The fair value of trade and other receivables and advances and refundable deposits amounted to Php42 million and Php14 million, respectively. The gross amount of trade and other receivables and advances and refundable deposits amounted to Php48 million and Php14 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php6 million. None of the advances and refundable deposits has been impaired and it is expected that the full contractual amount can be collected.
The acquisition date fair value of the 40% equity interest in PDSI that had been held by Smart immediately before the acquisition date amounted to Php632 million. Smart has decided not to remeasure its initial investment since no material transactions occurred in PDSI from the time that Smart held 40% equity interest to the time that it acquired 100% equity interest in PDSI.
The provisional goodwill of Php1,597 million pertains to the fair value of the expected synergies arising from the acquisition of PDSI by Smart. PDSI is expected to complement SBI’s broadband internet service.
Our consolidated revenues would have increased by Php241 million while our consolidated net income would have decreased by Php9 million for the year ended December 31, 2009 had the acquisition of PDSI actually taken place on January 1, 2009. Total revenues and net losses of PDSI included in our 2009 consolidated net income from October 2, 2009 to December 31, 2009 amounted to Php80 million and Php13 million, respectively.

Smart’s Acquisition of Chikka
On December 18, 2009, Smart acquired 120 thousand common shares, representing 100% of the outstanding share capital of Chikka for a total consideration of US$13.5 million, or Php629 million, of which US$12.1 million, or Php564 million, was paid in cash on December 18, 2009 and the balance of US$1.4 million, or Php65 million, will be settled on a date mutually acceptable to both Smart and Chikka. See Note 2 — Summary of Significant Accounting Policies and Note 23 — Accrued Expenses and Other Current Liabilities.
The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional values on December 18, 2009 as follows:

(in million pesos)
Assets:
Property, plant and equipment	8
Provisional goodwill (Note 14)	561
Intangible assets (Note 14)	27
Advances and refundable deposits — net of current portion	1
Cash and cash equivalents	89
Trade and other receivables	51
Current portion of advances and refundable deposits	19

756

Liabilities:
Accounts payable	8
Accrued expenses and other current liabilities	105
Accrued retirement benefits	12
Income tax payable	2

127

Net assets acquired	629

The net assets recognized at the date of acquisition were based on provisional fair values as Smart had sought an independent valuation for the assets owned by Chikka. The results of this valuation had not been finalized as at May 13, 2010.
The fair value of trade and other receivables and advances and refundable deposits amounted to Php51 million and Php20 million, respectively. The gross amount of trade and other receivables and advances and refundable deposits amounted to Php67 million and Php20 million, respectively. The amount of allowance for impairment for uncollectible amount for trade and other receivables amounted to Php16 million. None of the advances and refundable deposits has been impaired and it is expected that the full contractual amount can be collected.
The provisional goodwill of Php561 million pertains to the fair value of the expected synergies arising from the acquisition of Chikka by Smart. As a content provider, Chikka is expected to enhance Smart’s revenue stream from VAS.
Our consolidated revenues would have increased by Php189 million while our consolidated net income would have decreased by Php6 million for the year ended December 31, 2009 had the acquisition of Chikka actually taken place on January 1, 2009. The results of operation of Chikka from December 18, 2009 to December 31, 2009 were not included in our 2009 consolidated income statement since it was not material.
2008 Acquisitions
ePLDT’s Acquisition of Non-controlling Interests in Airborne Access
On March 24, 2008, ePLDT acquired for Php1 million in cash additional shares from the non-controlling stockholders of Airborne Access, thereby increasing its 51% ownership interest to 99.4%. As a result of the transaction, goodwill amounting to Php13 million, representing the difference between the consideration and the book value of the interest acquired, was recognized.

Smart’s Acquisition of PHC, FHI and CURE
On April 25, 2008, Smart acquired the entire issued and outstanding capital stock of PHC and FHI, which collectively owned 100% equity interest of CURE for a total consideration of Php420 million. Smart initially recorded the assets and liabilities of PHC, FHI and CURE at net book values and recognized provisional goodwill of Php248 million representing the difference between Smart’s acquisition cost and the net book value of the assets and liabilities acquired. An independent appraiser engaged by Smart confirmed the provisional allocation. Based on the appraisal report, the final values of the identifiable acquired assets and liabilities of PHC, FHI and CURE as at the time of the acquisition are as follows:

		Fair Value
	Previous	Recognized on
	Carrying Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment	115	115
Investments in associates and joint ventures	6	6
Goodwill (Note 14)	—	248
Advances and refundable deposits — net of current portion	4	4
Cash and cash equivalents	52	52
Current portion of advances and refundable deposits	78	78

	255	503

Liabilities:
Accounts payable	82	82
Accrued expenses and other current liabilities	1	1

	83	83

Net assets acquired	172	420

The fair value of advances and refundable deposits, which is equal to its gross amount, amounted to Php82 million. None of the advances and refundable deposits has been impaired and it is expected that the full contractual amount can be collected.
The goodwill of Php248 million pertains to the fair value of the expected synergies arising from the acquisition of PHC, FHI and CURE by Smart.
Our consolidated revenues would have increased by Php2 million while our consolidated net income would have decreased by Php124 million for the year ended December 31, 2008 had the acquisition of PHC, FHI and CURE actually taken place on January 1, 2008. Total revenues and net losses of PHC, FHI and CURE included in our 2008 consolidated income statement from the time of acquisition until December 31, 2008 amounted to Php9 million and Php179 million, respectively.

14.	Goodwill and Intangible Assets
Movements in goodwill and intangible assets are as follows:

								Total
								Goodwill
	Intangible Assets					Total		and
	Customer			Technology		Intangible		Intangible
	List	Spectrum	Licenses	Application	Trademark	Assets	Goodwill	Assets
	(in million pesos)
December 31, 2009
Costs:
Balance at beginning of year	1,696	1,205	370	894	—	4,165	12,289	16,454
Business combinations (Notes 3, 13 and 21)	—	—	221	—	27	248	3,013	3,261
Translation and other adjustments	(41)	—	22	73	—	54	(101)	(47)

Balance at end of year	1,655	1,205	613	967	27	4,467	15,201	19,668

Accumulated amortization and impairment:
Balance at beginning of year	794	348	203	860	—	2,205	3,799	6,004
Impairment during the year (Notes 4 and 5)	—	—	213	73	—	286	93	379
Amortization during the year	220	80	37	31	—	368	—	368
Translation and other adjustments	(19)	—	(5)	—	—	(24)	(83)	(107)

Balance at end of year	995	428	448	964	—	2,835	3,809	6,644

Net balance at end of year (Notes 3 and 28)	660	777	165	3	27	1,632	11,392	13,024

Estimated useful lives (in years)	1–7	15	2–18	4–5	6	—	—	—
Remaining useful lives (in years)	1–4	10	2–13	1	6	—	—	—

December 31, 2008
Costs:
Balance at beginning of year	1,486	1,205	318	812	—	3,821	10,879	14,700
Translation adjustments	210	—	—	(1)	—	209	1,312	1,521
Business combinations (Notes 3, 13 and 21)	—	—	—	—	—	—	261	261
Additions during the year	—	—	—	83	—	83	—	83
Reclassifications	—	—	52	—	—	52	—	52
Adjustments during the year	—	—	—	—	—	—	(163)	(163)

Balance at end of year	1,696	1,205	370	894	—	4,165	12,289	16,454

Accumulated amortization and impairment:
Balance at beginning of year	384	268	182	516	—	1,350	1,629	2,979
Impairment during the year (Notes 4 and 5)	127	—	—	297	—	424	2,026	2,450
Amortization during the year	231	80	19	47	—	377	—	377
Translation adjustments	52	—	(1)	—	—	51	144	195
Reclassifications	—	—	3	—	—	3	—	3

Balance at end of year	794	348	203	860	—	2,205	3,799	6,004

Net balance at end of year (Notes 3 and 28)	902	857	167	34	—	1,960	8,490	10,450

Estimated useful lives (in years)	3–7	15	6–18	4–5	—	—	—	—
Remaining useful lives (in years)	3–4	11	3–14	1–2	—	—	—	—
Intangible Assets
In 2009, Smart recognized intangible assets of Php221 million for licenses and fees in BOW for the perpetual and exclusive worldwide maritime licenses granted by Altobridge, Limited to BOW to facilitate the successful communication between GSM and satellite communication networks. Smart recognized an impairment charge of Php213 million, net of amortization of Php8 million, for the year ended December 31, 2009, reducing the amount of intangible assets in BOW to zero as at December 31, 2009. The impairment loss resulted from the annual impairment test done on the assets. See Note 9 — Property, Plant and Equipment for the basis of impairment valuation.
Smart also recognized in 2009 intangible assets of Php51 million in Chikka for patents and trademark relating to Chikka’s internet-based instant messaging facility. These applications were filed in different countries such as Singapore, United Kingdom and the U.S.

In 2007, Smart recognized intangible assets for technology and license costs in 3rd Brand amounting to US$4 million, or Php172 million, for an Internet Protocol, or IP, communication platform that enables quality peer-to-peer VoIP calls from mobile phones using IP networks. The technology and license costs were estimated to have a useful life of three years. Additional costs of intangible assets of Php73 million and Php29 million were incurred in 2009 and 2008, respectively. In its impairment review for 2009 and 2008, Smart determined that the future cash flows expected from the service making use of the IP communication platform will not be sufficient to cover the technology and license costs booked as intangible assets. Consequently, Smart recognized impairment losses amounting to Php73 million and Php201 million for the years ended December 31, 2009 and 2008, respectively, reducing the intangible assets in 3rd Brand to zero as at December 31, 2009.
In 2007, Smart recognized intangible assets amounting to Php41 million for technology and license costs incurred in connection with SCH’s GSM connectivity service for the commercial shipping sector. Smart (through SCH) engaged the services of THISS Technologies Pte. Ltd., or THISS, as developer and supplier for this service. In 2008, additional development costs of Php54 million were incurred and recognized as intangible assets. In its impairment review for 2008, Smart determined that the future cash flows expected from the GSM connectivity service will not be sufficient to cover the technology and license costs booked as intangible assets for this project. Consequently, Smart recognized impairment losses amounting to Php95 million for the year ended December 31, 2008, reducing the intangible assets for the THISS project to zero as at December 31, 2008.
In 2008, ePLDT recognized impairment in its intangible assets in SPi and Level Up! amounting to Php123 million and Php5 million, respectively, representing write-downs to recoverable amount using the value in use approach. The impairment resulted from a projected decline in revenues related to certain customer relationship and license agreements. The value in use was based on the discounted cash flow projection using the most recent financial forecast approved by management. In 2009, ePLDT performed an impairment testing in its intangible assets from the acquisition of SPi and Level Up! and no additional impairment charge was recognized.
The consolidated future amortization of other intangible assets as at December 31, 2009 is as follows:

Year	(in million pesos)
2010	343
2011	302
2012	248
2013	193
2014 and onwards	546

Balance at end of year	1,632

Impairment Testing of Goodwill
Goodwill from Acquisition of SBI, CURE and Airborne Access
The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at December 31, 2009, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI in 2004, CURE in 2008, SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008 and based on provisional value acquisition of PDSI and Chikka in 2009. The test for recoverability of Smart’s goodwill, excluding provisional goodwill, was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.
Although revenue streams may be segregated among Smart, CURE and SBI through subscribers availing themselves of their respective cellular (for Smart and CURE) and wireless broadband (for SBI) services, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common-used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 3G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone. With the common use of wireless assets of Smart in providing 3G cellular and wireless broadband access, the lowest level of assets of CURE and SBI for which cash flows are clearly identifiable from other groups of assets is Smart’s wireless business segment.

The recoverable amount of this segment had been determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by the Board of Directors, covering a five-year period from 2010 to 2014. The pre-tax discount rate applied to cash flow projections is 8.7% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.
With regard to the assessment of value-in-use of the entire operations, management believes that no reasonably possible change in the discount of 1% point would cause the carrying value of the unit to materially exceed its recoverable amount.
Goodwill from Acquisition of BOW
In December 2009, SCH recognized full impairment loss of Php45 million on goodwill resulting from its acquisition of BOW. The impairment loss resulted from the annual impairment test done on the assets. See Note 9 — Property, Plant and Equipment for the basis of impairment valuation.
Goodwill from Acquisition of SPi and its Subsidiaries, CyMed, Inc., or CyMed, and Springfield Service Corp., or Springfield
The goodwill acquired through the SPi, CyMed and Springfield transactions was allocated for impairment testing to each of the cash-generating units of those businesses, namely medical transcription, litigation, content and medical billing. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The discount rate applied was 15% which was based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or business of a cash-generating unit.
ePLDT recognized an impairment loss of Php1,815 million for the year ended December 31, 2008 pertaining to the medical transcription and litigation businesses of SPi, since the carrying amount of the individual assets of the said business, exceeded the recoverable amount in 2008. In 2009, ePLDT performed an impairment testing in its goodwill from the acquisition of SPi and its Subsidiaries, CyMed and Springfield and no additional impairment charge was recognized.
Goodwill from Acquisition of Level Up!
Goodwill acquired from our acquisition in 2006 of a 60% equity interest in Level Up! was tested for impairment where the recoverable amount was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors of ePLDT. The discount rate of 22% was applied based on the weighted average cost of capital adjusted for specific risks associated with the assets or business. ePLDT recognized an impairment charge of Php203 million for the year ended December 31, 2008 pertaining to the goodwill from acquisition of Level Up!. In 2009, ePLDT performed an impairment testing in its goodwill from the acquisition of Level Up! and no additional impairment charge was recognized.
Goodwill from Acquisition of Digital Paradise
Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The discount rate applied was 22% which was based on the weighted average cost of capital. ePLDT recognized an impairment charge of Php48 million, Php8 million and Php29 million for the years ended December 31, 2009, 2008 and 2007, respectively.

15.	Cash and Cash Equivalents
This account consists of:

	2009	2008
	(in million pesos)
Cash on hand and in banks (Note 28)	3,300	4,164
Temporary cash investments (Note 28)	35,019	29,520

	38,319	33,684

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 28 – Financial Assets and Liabilities.
Interest income earned from cash in banks and temporary cash investments amounted to Php1,185 million, Php1,523 million and Php1,257 million for the years ended December 31, 2009, 2008 and 2007, respectively.
16.	Trade and Other Receivables
This account consists of receivables from:

	2009	2008
	(in million pesos)
Corporate subscribers (Notes 24 and 28)	9,106	9,188
Retail subscribers (Note 28)	8,026	8,993
Foreign administrations (Note 28)	4,353	5,916
Domestic carriers (Notes 24 and 28)	1,267	877
Dealers, agents and others (Notes 24 and 28)	3,927	3,271

	26,679	28,245
Less allowance for doubtful accounts	11,950	12,336

	14,729	15,909

Movements in the allowance for doubtful accounts are as follows:

						Dealers,
		Corporate	Retail	Foreign	Domestic	Agents and
	Total	Subscribers	Subscribers	Administrations	Carriers	Others
	(in million pesos)
December 31, 2009
Balance at beginning of year	12,336	6,323	5,089	439	174	311
Provisions for the year (Notes 3 and 5)	2,335	670	1,512	18	35	100
Business combinations (Note 13)	513	36	454	—	—	23
Reversals	(46)	(18)	(9)	(13)	(6)	—
Write-offs	(3,212)	(1,178)	(1,657)	(216)	(157)	(4)
Translation and other adjustments	24	844	(909)	61	37	(9)

Balance at end of year	11,950	6,677	4,480	289	83	421

Individual impairment	9,624	6,256	2,595	289	83	401
Collective impairment	2,326	421	1,885	—	—	20

	11,950	6,677	4,480	289	83	421

						Dealers,
		Corporate	Retail	Foreign	Domestic	Agents and
	Total	Subscribers	Subscribers	Administrations	Carriers	Others
	(in million pesos)
Gross amount of receivables individually impaired, before deducting any impairment allowance	9,624	6,256	2,595	289	83	401

December 31, 2008
Balance at beginning of year	12,855	5,875	4,318	1,047	381	1,234
Provisions for the year (Notes 3, 4 and 5)	1,079	98	850	85	26	20
Reversals	(16)	—	—	(2)	(13)	(1)
Write-offs	(1,693)	(314)	(189)	(645)	(142)	(403)
Translation and other adjustments	111	664	110	(46)	(78)	(539)

Balance at end of year	12,336	6,323	5,089	439	174	311

Individual impairment	11,636	6,056	4,656	439	174	311
Collective impairment	700	267	433	—	—	—

	12,336	6,323	5,089	439	174	311

Gross amount of receivables individually impaired, before deducting any impairment allowance	11,708	6,128	4,656	439	174	311

Receivables from foreign administrations and domestic carriers represent receivables arising from interconnection agreements with other telecommunication carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.
17.	Inventories and Supplies
This account consists of:

	2009	2008
	(in million pesos)
Spare parts and supplies:
At net realizable value	982	966
At cost	1,998	1,933
Terminal and cellular phone units:
At net realizable value	652	936
At cost	981	1,098
Others:
At net realizable value	531	167
At cost	534	167

Total inventories at the lower of cost or net realizable value (Note 28)	2,165	2,069

The cost of inventories and supplies recognized as expense for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(in million pesos)
Cost of sales	4,714	4,380	4,778
Repairs and maintenance	429	549	409
Write-down of inventories and supplies (Notes 3 and 5)	389	242	243

	5,532	5,171	5,430

18.	Prepayments
This account consists of:

	2009	2008
	(in million pesos)
Prepaid taxes	7,768	6,178
Prepaid benefit costs (Notes 3 and 25)	5,414	—
Prepaid rent – net (Notes 3, 5 and 26)	208	31
Prepaid insurance (Note 24)	109	161
Prepaid fees and licenses	44	100
Other prepayments	218	195

	13,761	6,665
Less current portion of prepayments (Note 28)	5,098	4,164

Noncurrent portion of prepayments (Note 28)	8,663	2,501

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.
Option to Purchase Series C Preferred Shares of ProtoStar
On September 16, 2008, PLDT signed an option to purchase Series C Preferred Shares of ProtoStar pursuant to which PLDT was entitled to subscribe for and purchase 39.7 million Series C Preferred Shares at the exercise price of US$0.6925 per share during the exercise period. PLDT paid US$27.5 million to ProtoStar as a deposit to pay the exercise price if PLDT exercised the option or, if not exercised, such payment would be applied as payment of the service fees to ProtoStar under the Space Segment Service Agreement between PLDT and ProtoStar. On May 15, 2009, PLDT formally advised ProtoStar that it will not exercise its option to purchase ProtoStar’s Series C Preferred Shares and that it has elected to apply the US$27.5 million it had paid for such option as Priority Deposit under the Space Segment Services Agreement, which amount is deemed as full prepayment of the space segment services under said agreement. The US$27.5 million (peso equivalent of Php1,304 million in 2009 and Php1,616 million in 2008), was presented as part of prepaid rent in the above table in 2009 and advances in 2008 under “Current portion of advances and refundable deposits” in our statements of financial position.
On July 29, 2009, ProtoStar and its affiliates ProtoStar Satellite Systems, Inc., ProtoStar I Ltd., ProtoStar II Ltd., ProtoStar Development Ltd. and ProtoStar Asia Pte. Ltd. each filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending before the United States Bankruptcy Court for the District of Delaware. PLDT is actively participating in the ProtoStar bankruptcy cases through a legal counsel to preserve the value of its prepayment. An auction of ProtoStar’s ProtoStar I satellite was held in October 2009 and of ProtoStar’s ProtoStar II satellite in December 2009, the proceeds of which are to be distributed first to ProtoStar’s secured lenders and the balance, if any, to its unsecured lenders, once the bankruptcy court has finally determined over the objection and challenge of the unsecured lenders, that the secured lenders have perfected their security over said assets and are entitled to priority in payment. On this basis, we recognized a full impairment provision of US$27.5 million, or Php1,304 million, in 2009 with respect to our prepayments on the Space Segment Services. See Note 26 – Contractual Obligations and Commercial Commitments.

19.	Equity
The movement of PLDT’s capital account as at December 31, 2007, 2008 and 2009 are as follows:

	Preferred Stock –
	Php10 par value per share
	Series		Total			Common Stock –
	A to EE	IV	Preferred			Php5 par value per share
	No. of Shares		Stock	Amount		No. of Shares	Amount
	(in millions)
Authorized			823	Php	8,230	234	Php	1,170

Issued
Balance as at January 1, 2007	406	36	442	Php	4,424	188	Php	942
Issuance	—	—	—		1	—		—
Conversion	(1)	—	(1)		(8)	—		8

Balance as at December 31, 2007	405	36	441	Php	4,417	188	Php	943

Balance as at January 1, 2008	405	36	441	Php	4,417	188	Php	943
Issuance	—	—	—		1	—		1
Conversion	—	—	—		(3)	1		3

Balance as at December 31, 2008	405	36	441	Php	4,415	189	Php	947

Balance as at January 1, 2009	405	36	441	Php	4,415	189	Php	947
Issuance	—	—	—		2	—		—
Conversion	—	—	—		(1)	—		—

Balance as at December 31, 2009	405	36	441	Php	4,416	189	Php	947

Preferred Stock
The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.
The Series A to II 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2009, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.
In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.
At PLDT’s option, the Series A to II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.
On January 26, 2010, the Board of Directors designated 100 thousand shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock for issuance from January 1, 2010 to December 31, 2012.
The issuance of each of SIP Series FF, GG and HH is an exempt transaction under Section 10.2 of the Securities Regulation Code, as confirmed by the Philippine SEC in a letter sent to us on April 2, 2007. As at December 31, 2009, there were no issued and outstanding shares for Series FF, GG and HH.
The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.
The provisions of the resolutions creating preferred stock limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.
Common Stock
In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholder value. This also reinforces initiatives that PLDT has already undertaken such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 70% of our earnings per share, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.
As at December 31, 2009 and 2008, we had acquired a total of 2.7 million shares and 2.0 million shares of PLDT’s common stock, respectively, at a weighted average price of Php2,387 per share and Php2,521 per share, respectively, for a total consideration of Php6,405 million and Php4,973 million, respectively, in accordance with the share buyback program. See Note 8 – Earnings Per Common Share and Note 28 – Financial Assets and Liabilities.
Dividends Declared For The Year Ended December 31, 2009

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 3, 2009	March 19, 2009	April 15, 2009	Php	4.675	—
	June 9, 2009	June 25, 2009	July 15, 2009		4.675	—
	*August 4, 2009	August 22, 2009	September 10, 2009	0.051944 per day		—
Series VI	March 3, 2009	March 19, 2009	April 15, 2009	US$	0.09925	—
	June 9, 2009	June 25, 2009	July 15, 2009		0.09925	—
	August 25, 2009	September 24, 2009	October 15, 2009		0.09925	—
	**November 3, 2009	November 8, 2009	December 8, 2009	Php	0.001103 per day	—

Charged to income						—

10% Cumulative Convertible Preferred Stock
Series CC	January 27, 2009	February 26, 2009	March 31, 2009	Php	1.00	17
Series DD	January 27, 2009	February 13, 2009	February 27, 2009		1.00	3
Series EE	March 31, 2009	April 30, 3009	May 29, 2009		1.00	—
Series A, I, R, W, AA and BB	July 7, 2009	August 6, 2009	August 28, 2009		1.00	128
Series B, F, Q, V and Z	August 4, 2009	September 1, 2009	September 30, 2009		1.00	91
Series E, K, O and U	August 25, 2009	September 24, 2009	October 30, 2009		1.00	44
Series C, D, J, T and X	September 29, 2009	October 29, 2009	November 26, 2009		1.00	57
Series G, N, P, and S	November 3, 2009	December 3, 2009	December 29, 2009		1.00	26
Series H, L, M and Y	December 8, 2009	January 4, 2010	January 29, 2010		1.00	40

						406

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV***	January 27, 2009	February 20, 2009	March 15, 2009	Php	—	12
	May 5, 2009	May 22, 2009	June 15, 2009		—	13
	August 4, 2009	August 19, 2009	September 15, 2009		—	13
	November 3, 2009	November 20, 2009	December 15, 2009		—	12

						50

Common Stock
Regular Dividend	March 3, 2009	March 18, 2009	April 21, 2009	Php	70.00	13,124
	August 4, 2009	August 20, 2009	September 22, 2009		77.00	14,384
Special Dividend	March 3, 2009	March 18, 2009	April 21, 2009		60.00	11,250

						38,758

Charged to retained earnings						39,214

*	Only the holders of Series V Convertible Preferred Stock whose shares were originally issued on August 22, 2002 and mandatorily converted on August 23, 2009 were entitled to this final dividend.

**	Only the holders of Series VI Convertible Preferred Stock whose shares were originally issued on November 8, 2002 and mandatorily converted on November 9, 2009 were entitled to this final dividend.

***	Dividends were declared based on total amount paid up.
Dividends Declared For The Year Ended December 31, 2008

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 4, 2008	March 20, 2008	April 15, 2008	Php	4.675	—
	*May 6, 2008	June 4, 2008	June 23, 2008	0.051944 per day		—
	June 10, 2008	June 26, 2008	July 15, 2008		4.675	—
	August 26, 2008	September 25, 2008	October 15, 2008		4.675	—
	December 9, 2008	December 24, 2008	January 15, 2009		4.675	—
Series VI	March 4, 2008	March 20, 2008	April 15, 2008	US$	0.09925	2
	*May 6, 2008	June 4, 2008	June 23, 2008	0.001103 per day		1
	June 10, 2008	June 26, 2008	July 15, 2008		0.09925	—
	August 26, 2008	September 25, 2008	October 15, 2008		0.09925	—
	December 9, 2008	December 24, 2008	January 15, 2009		0.09925	—

Charged to income						3

10% Cumulative Convertible Preferred Stock
Series CC	January 29, 2008	February 28, 2008	March 31, 2008	Php	1.00	17
Series DD	January 29, 2008	February 15, 2008	February 29, 2008		1.00	3
Series EE	March 25, 2008	April 24, 2008	May 30, 2008		1.00	—
Series A, I, R, W, AA and BB	July 8, 2008	August 1, 2008	August 29, 2008		1.00	128
Series B, F, Q, V and Z	August 5, 2008	September 3, 2008	September 30, 2008		1.00	90
Series E, K, O and U	August 26, 2008	September 25, 2008	October 31, 2008		1.00	44
Series C, D, J, T and X	September 30, 2008	October 30, 2008	November 28, 2008		1.00	57
Series G, N, P and S	November 4, 2008	December 4, 2008	December 29, 2008		1.00	26
Series H, L, M and Y	December 9, 2008	January 2, 2009	January 30, 2009		1.00	41

						406

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV**	January 29, 2008	February 22, 2008	March 15, 2008	Php	—	12
	May 6, 2008	May 23, 2008	June 15, 2008		—	12
	July 8, 2008	August 7, 2008	September 15, 2008		—	13
	November 4, 2008	November 21, 2008	December 15, 2008		—	13

						50

Common Stock
Regular Dividend	March 4, 2008	March 19, 2008	April 21, 2008	Php	68.00	12,853
	August 5, 2008	August 22, 2008	September 22, 2008		70.00	13,140
Special Dividend	March 4, 2008	March 19, 2008	April 21, 2008		56.00	10,585

						36,578

Charged to retained earnings						37,034

*	Only the holders of Series V and VI Convertible Preferred Stock whose shares were originally issued on June 4, 2001 and mandatorily converted on June 5, 2008 were entitled to these final dividends.

**	Dividends were declared based on total amount paid up.

Dividends Declared For The Year Ended December 31, 2007

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 6, 2007	March 20, 2007	April 15, 2007	Php	4.675	—
	June 12, 2007	June 28, 2007	July 15, 2007		4.675	—
	September 14, 2007	September 28, 2007	October 15, 2007		4.675	—
	December 1, 2007	December 21, 2007	January 15, 2008		4.675	—
Series VI	March 6, 2007	March 20, 2007	April 15, 2007	US$	0.09925	4
	June 12, 2007	June 28, 2007	July 15, 2007		0.09925	3
	September 14, 2007	September 28, 2007	October 15, 2007		0.09925	3
	December 1, 2007	December 21, 2007	January 15, 2008		0.09925	3

Charged to income						13

10% Cumulative Convertible Preferred Stock
Series CC	January 30, 2007	February 28, 2007	March 30, 2007	Php	1.00	17
Series DD	January 31, 2007	February 15, 2007	February 28, 2007		1.00	2
Series EE	March 27, 2007	April 26, 2007	May 31, 2007		1.00	—
Series A, I, R, W, AA and BB	July 10, 2007	August 1, 2007	August 31, 2007		1.00	129
Series B, F, Q, V and Z	August 7, 2007	September 3, 2007	September 28, 2007		1.00	91
Series E, K, O and U	September 14, 2007	October 4, 2007	October 31, 2007		1.00	44
Series C, D, J, T and X	September 14, 2007	October 14, 2007	November 27, 2007		1.00	57
Series G, N, P and S	November 6, 2007	December 6, 2007	December 28, 2007		1.00	27
Series H, L, M and Y	December 1, 2007	December 28, 2007	January 31, 2008		1.00	41

						408

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 30, 2007	February 23, 2007	March 15, 2007	Php	—	12
	May 8, 2007	May 25, 2007	June 15, 2007		—	13
	July 10, 2007	August 9, 2007	September 15, 2007		—	12
	November 6, 2007	November 23, 2007	December 15, 2007		—	12

						49

Common Stock
Regular Dividend	March 6, 2007	March 20, 2007	April 20, 2007	Php	50.00	9,429
	August 7, 2007	August 24, 2007	September 24, 2007		60.00	11,322
Special Dividend	August 7, 2007	August 24, 2007	September 24, 2007		40.00	7,548

						28,299

Charged to retained earnings						28,756

*	Dividends are declared based on total amount paid up.
Dividends Declared After December 31, 2009

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
10% Convertible Preferred Stock
Series CC	January 26, 2010	February 25, 2010	March 31, 2010		1.00	17
Series DD	January 26, 2010	February 11, 2010	February 26, 2010	Php	1.00	3
Series EE	March 26, 2010	April 30, 2010	May 31, 2010		1.00	—
						20

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2010	February 19, 2010	March 15, 2010	Php	—	12
	May 4, 2010	May 21, 2010	June 15, 2010		—	12

						24

Common Stock
Regular Dividend	March 2, 2010	March 17, 2010	April 20, 2010	Php	76.00	14,196
Special Dividend	March 2, 2010	March 17, 2010	April 20, 2010		65.00	12,142

						26,338

Charged to retained earnings						26,382

*	Dividends are declared based on total amount paid up.

20.	Interest-bearing Financial Liabilities
This account consists of the following:

	2009	2008
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23, 26 and 28)	86,066	58,899
Obligations under finance lease (Notes 4, 5, 23, 26 and 28)	13	11

	86,079	58,910

Current portion of interest-bearing financial liabilities:
Notes payable (Notes 4, 5, 23, 26 and 28)	2,279	553
Long-term debt maturing within one year (Notes 4, 5, 9, 23, 26 and 28)	10,384	14,459
Obligations under finance lease maturing within one year (Notes 4, 5, 26 and 28)	51	59
Preferred stock subject to mandatory redemption (Notes 4, 5, 26 and 28)	—	9

	12,714	15,080

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities are as follows:

	2009	2008
	(in million pesos)
Long-term debt (Note 28)	3,858	4,576
Obligation under finance lease	3	1

Unamortized debt discount at end of year	3,861	4,577

The following table describes all changes to unamortized debt discount as at December 31, 2009 and 2008.

	2009	2008
	(in million pesos)
Unamortized debt discount at beginning of year	4,577	4,538
Additions during the year	182	154
Revaluations during the year	22	706
Accretion during the year included as part of “Financing costs – Accretion on financial liabilities” (Note 5)	(920)	(806)
Settlements and conversions during the year	—	(15)

Unamortized debt discount at end of year	3,861	4,577

Long-term Debt
Long-term debt consists of:

Description	Interest Rates	2009				2008
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% and US$ LIBOR + 0.65% - 2.5% in 2009 and 5.65% - 7.58% and US$ LIBOR + 0.55% - 2.5% in 2008	US$	31	Php	1,454	US$	74	Php	3,540
Finnvera, Plc, or Finnvera	US$ LIBOR + 0.05% - 1.35% in 2009 and US$ LIBOR + 0.05% in 2008		58		2,681		30		1,420
Exportkreditnamnden, or EKN	3.79% in 2009 and 3.79% - 6.6% and US$ LIBOR + 0.15% - 0.65% in 2008		18		860		7		351
			107		4,995		111		5,311

Description	Interest Rates	2009				2008
		(in millions)
Fixed Rate Notes	8.35% - 11.375% in 2009 and 2008		385		17,876		560		26,693
Term Loans:
Debt Exchange Facility	2.25% in 2009 and 2.25% and US$ LIBOR + 1% in 2008		209		9,725		196		9,357
GSM Network Expansion Facilities	4.49% - 4.70% and US$ LIBOR + 0.42% - 1.85% in 2009 and 4.49% - 4.70% and US$ LIBOR + 0.42% - 0.815% in 2008		157		7,274		183		8,698
Others	6% and swap rate + 2.79% and US$ LIBOR + 0.42% - 0.50% in 2009 and 6% - 8.9% and US$ LIBOR + 0.40% - 0.50% in 2008		118		5,484		141		6,694
Satellite Acquisition Loans	US$ LIBOR + 1.75% to 2.75% in 2009 and 2008		—		—		13		610

		US$	976		45,354	US$	1,204		57,363

Philippine Peso Debts:
Corporate Notes	5.625% - 9.1038% and PDST-F + 1.25% in 2009 and 5.625% - 8.4346% in 2008				24,863				9,921

Term Loans:
Unsecured Term Loans	6.125% - 8.7792%; MART1 + 0.75% and PDST-F + 1% - 1.50% in 2009 and 6.125%; MART 1 + 0.75% and PDST-F + 1% - 1.50% in 2008				26,088				6,070
Secured Term Loans	PDST-F + 5.70% + Bank's cost of funds; PDST-F + 1.375% and AUB's prime rate in 2009 and 7.09% and MART1 + 5.70% in 2008				145				4
					51,096				15,995

Total long-term debt					96,450				73,358
Less portion maturing within one year (Note 28)					10,384				14,459

Noncurrent portion of long-term (Note 28)				Php	86,066			Php	58,899

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.
The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at December 31, 2009 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2010	149	6,939	3,594	10,533
2011	94	4,342	7,899	12,241
2012	224	10,421	9,627	20,048
2013	49	2,297	9,028	11,325
2014 and onwards	541	25,102	21,059	46,161

	1,057	49,101	51,207	100,308

U.S. Dollar Debts:
Export Credit Agencies-Supported Loans
In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Kreditanstalt für Wiederaufbau, or KfW
As at December 31, 2009, we owed an aggregate principal amount of US$31 million, or Php1,454 million, to KfW, a German state-owned development bank, as follows:
•	US$23 million provided in connection with the US$149 million refinancing facility discussed below; and

•	US$8 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$5 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.
On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. On various dates from 2002 to 2004, we had drawn a total of US$140 million under this facility. PLDT waived further disbursements under this refinancing facility effective September 1, 2004 and the undrawn portion of US$9 million was cancelled.
The outstanding amount of US$31 million as at December 31, 2009 will mature on various dates in 2010. Principal amortizations on these loans are payable in equal semi-annual installments.
Finnvera, Plc, or Finnvera
On February 11, 2005, Smart signed a refinancing facility with Finnish Export Credit, Plc, as Lender, and ING Bank N.V., as Arranger and Facility Agent under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by a guarantee from Finnvera, the Finnish Export Credit Agency, for 100% of the political and commercial risk for the refinancing facility of GSM Phases 5A and 5B. The facility is repayable in equal semi-annual payments over five years starting September 1, 2005 with the final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility. The outstanding balance under the facility of US$10 million (US$9.98 million, net of unamortized debt discount of US$0.02 million), or Php464.2 million (Php463.5 million, net of unamortized debt discount of Php0.7 million), as at December 31, 2009 was paid in full on March 1, 2010.
On May 14, 2009, Smart signed a US$50 million five-year term facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc guaranteed by Finnvera and awarded to Calyon as the Arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual payments. As at December 31, 2009, US$50 million (US$48 million, net of unamortized debt discount of US$2 million), or Php2,321 million (Php2,240 million, net of unamortized debt discount of Php81 million), remained outstanding.
On October 9, 2009, Smart signed a US$50 million five-year term loan facility to finance GSM equipment and services contracts with Finnish Export Credit, Plc guaranteed by Finnvera, the Finnish Export Credit Agency, for 100% political and commercial risk cover. The facility was awarded to Citicorp as the Arranger. The loan is payable over five years in ten equal semi-annual payments. As at December 31, 2009, no amounts have been drawn under the facility.
Exportkreditnamnden, or EKN
On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning and testing of Wireless Code Division Multiple Access, or W-CDMA/High Speed Packet Access project with Nordea Bank AB as Original Lender, Arranger and Facility Agent and subsequently assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) supported by EKN on December 10, 2008. The amounts of US$8 million, US$13 million and US$1 million were drawn on December 15, 2008, August 5, 2009 and September 1, 2009, respectively. This facility is payable semi-annually in ten equal installments commencing six months from December 10, 2008. As at December 31, 2009, the outstanding balance under the facility amounted to US$19 million (US$18 million, net of unamortized debt discount of US$1 million) or Php892 million (Php860 million, net of unamortized debt discount of Php32 million).

Fixed Rate Notes
PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2009 and 2008:

Principal Amount	Interest Rate	Maturity Date	2009				2008
			(in millions)
US$245,399,000	8.350%	March 6, 2017	US$	242	Php	11,256	US$	291	Php	13,896
US$145,789,000	11.375%	May 15, 2012		143		6,620		155		7,380
US$113,786,000	10.500%	April 15, 2009		—		—		114		5,417

			US$	385	Php	17,876	US$	560	Php	26,693

Term Loans
US$283 Million Term Loan Facility, or Debt Exchange Facility
On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.
As at December 31, 2009, the outstanding balance of the Facility amounted to US$280 million (US$209 million, net of unamortized debt discount of US$71 million), or Php13,005 million (Php9,725 million, net of unamortized debt discount of Php3,280 million). The Facility will be payable in full on June 30, 2014.
GSM Network Expansion Facilities
On September 13, 2004, Smart signed a US$104 million five-year term loan facility to finance the related Phase 7 GSM equipment and services. The facility was awarded to ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers with Finnish Export Credit, Plc as the Lender. This facility is payable over five years in ten equal semi-annual payments starting May 2005. The final repayment was made in November 2009.
On August 8, 2005, Smart signed a US$30 million commercial facility with Nordic Investment Bank to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a five-year term loan payable semi-annually in ten equal installments with final repayment on July 11, 2011. The facility was drawn on July 11, 2006 for the full amount of US$30 million. As at December 31, 2009, the amount of US$12 million (US$11.97 million, net of unamortized debt discount of US$0.03 million), or Php557 million (Php556 million, net of unamortized debt discount of Php1 million), remained outstanding.
On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with Finnish Export Credit, Plc as the Lender. Smart opted to utilize only a total of US$67 million of which US$10 million and US$57 million were drawn on February 15, 2006 and March 13, 2006, respectively. The undrawn balance of US$3 million was cancelled. The facility is a five-year term loan payable in ten equal semi-annual installments with final repayment on September 1, 2010. As at December 31, 2009, US$14.62 million (US$14.6 million, net of unamortized debt discount of US$0.02 million), or Php679 million (Php678 million, net of unamortized debt discount of Php1 million), remained outstanding.
On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is Finnish Export Credit, Plc with ABN AMRO Bank N.V., Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a five-year term loan payable in ten equal semi-annual installments with final repayment on July 15, 2011. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. As at December 31, 2009, US$17.68 million (US$17.64 million, net of unamortized debt discount of US$0.04 million), or Php821 million (Php819 million, net of unamortized debt discount of Php2 million), remained outstanding.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. As at December 31, 2009, US$33.3 million, or Php1,547.5 million (Php1,547.1 million, net of unamortized debt discount of Php0.4 million), remained outstanding.
On October 10, 2007, Smart signed a US$50 million five-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch as the Original Lender with Standard Chartered Bank (Hong Kong) Ltd. as the Facility Agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments with final repayment on March 11, 2013. As at December 31, 2009, US$35 million (US$34.8 million, net of unamortized debt discount of US$0.2 million), or Php1,625 million (Php1,616 million, net of unamortized debt discount of Php9 million), remained outstanding.
On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with Finnish Export Credit, Plc. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank, Mizuho Corporate Bank Ltd. as the Lead Arrangers. The loan is payable over five years in ten equal semi-annual installments with final repayment on January 23, 2014. The facility was initially drawn on January 23, 2009 in the amount of US$5 million and was subsequently fully drawn on May 5, 2009. As at December 31, 2009, US$45 million (US$44.3 million, net of unamortized debt discount of US$0.7 million), or Php2,089 million (Php2,058 million, net of unamortized debt discount of Php31 million), remained outstanding.
Other Term Loans
On July 1, 2004, CyMed availed itself of a five-year interest-bearing advance from an officer of CyMed to fund its operating expenses, including salaries and other incidental expenses. The outstanding balance of US$397 thousand, or Php19 million was paid in full on July 30, 2009.
On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. Two separate drawings of US$50 million each was drawn from the facility on March 27, 2008 and April 10, 2008 and this term loan is payable over five years in ten equal semi-annual installments with final repayment on March 27, 2013. As at December 31, 2009, US$70 million, or Php3,250 million, remained outstanding.
On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008 and this loan is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on July 22, 2013. As at December 31, 2009, US$44 million, or Php2,048 million, remained outstanding.
On September 24, 2008, BOW signed an Islamic finance facility agreement granted by the Bank of London and the Middle East for a total of US$19 million, which will mature from June 30, 2013 to September 30, 2014. As at December 31, 2009, US$4 million, or Php186 million, remained outstanding and the aggregate undrawn balance was US$15 million.
Satellite Acquisition Loans
Mabuhay Satellite had an Omnibus Credit and Security Agreement with a syndicate of local banks, or the Banks, which includes a term loan to Mabuhay Satellite which will mature on various dates from 2007 to 2009. In 2009, the outstanding balance of the term loan of US$13 million, or Php610 million, was fully paid.

Philippine Peso Debts:
Corporate Notes
Php5,000 Million Fixed Rate Corporate Notes
On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amount of Php4,988 million (Php4,968 million, net of unamortized debt discount of Php20 million) remained outstanding as at December 31, 2009.
Php5,000 Million Fixed Rate Corporate Notes
On December 12, 2008, Smart issued a five-year term unsecured fixed rate corporate notes amounting to Php5,000 million. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion. The amount of Php4,950 million (Php4,907 million, net of unamortized debt discount of Php43 million) remained outstanding as at December 31, 2009.
Php5,000 Million Fixed Rate Corporate Notes
On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amount of Php5,000 million remained outstanding as at December 31, 2009.
Php3,000 Million Corporate Notes
On June 29, 2009, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php3,000 million to finance capital expenditures. The facility is comprised of Php1,000 million Series A1 note payable in full in 1.5 years and Php1,000 million each for Series B1 and B2 notes payable in full in two years. The aggregate amount of Php2,000 million of Series A1 and B1 notes were drawn on July 8, 2009 while the amount of Php1,000 of Series B2 notes was drawn on September 1, 2009. The aggregate amount of Php3,000 million (Php2,988 million, net of unamortized debt discount of Php12 million) remained outstanding as at December 31, 2009.
Php7,000 Million Fixed Rate Corporate Notes
On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A 5.25-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the facility will be used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amount of Php7,000 million remained outstanding as at December 31, 2009.
Term Loans
Unsecured Term Loans
Php2,500 Million Term Loan Facility
On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company amounting to Php2,500 million to finance the related Phase 9 GSM facility. The facility is payable over five years in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on December 9, 2011. The facility was drawn on December 11, 2006. The outstanding balance of this loan as at December 31, 2009 amounted to Php1,111 million (Php1,109 million, net of unamortized debt discount of Php2 million).

Php400 Million and Php20 Million Refinancing Loans
On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million to refinance their respective participations in the ten-year note under the Php1,270 million Fixed Rate Corporate Notes which were repaid on June 12, 2007. Both refinancing loans will mature on June 12, 2014. The amounts of Php400 million and Php20 million remained outstanding as at December 31, 2009.
Php2,500 Million Term Loan Facility
On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php2,500 million, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on November 13, 2013. The amount of Php2,500 million (Php2,492 million, net of unamortized debt discount of Php8 million) remained outstanding as at December 31, 2009.
Php2,400 Million Term Loan Facility
On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million and the balance of Php1,900 million was subsequently drawn on May 20, 2009 and July 31, 2009 in two equal Php500 million tranches and on September 15, 2009 in the amount of Php900 million. The loan is payable over five years in ten equal semi-annual installments with final repayment on December 12, 2013. The total amount of Php2,044 million remained outstanding as at December 31, 2009.
Php3,000 Million Term Loan Facility
On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million and the balance of Php2,500 million was subsequently drawn on April 14, 2009. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date with final repayment on December 23, 2013. The total amount of Php2,667 million remained outstanding as at December 31, 2009.
Php2,000 Million Term Loan Facility
On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank amounting to Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million and the balance of Php1,500 million was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal Php500 million tranches. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on December 19, 2013. The total amount of Php1,882 million remained outstanding as at December 31, 2009.
Php1,000 Million Term Loan Facility
On February 20, 2009, Smart signed a Philippine Peso term loan facility with China Trust (Philippines) Commercial Bank Corporation to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on April 27, 2009. The facility is a five-year term loan payable in eight equal semi-annual installments starting on the eighteenth month from initial drawdown date. The first installment will commence on October 27, 2010 with final repayment on April 25, 2014. The entire amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at December 31, 2009.

Php2,500 Million Term Loan Facility
On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The amount of Php2,500 million was fully drawn on April 17, 2009 and remained outstanding as at December 31, 2009.
Php1,500 Million Term Loan Facility
On May 12, 2009, Smart signed a Philippine Peso term loan facility with Banco de Oro Unibank, Inc. amounting to Php1,500 million to finance capital expenditures. The amount of Php1,500 million (Php1,491 million, net of unamortized debt discount of Php9 million) was fully drawn on May 20, 2009 and remained outstanding as at December 31, 2009. The facility is a three-year loan payable in full upon maturity on May 20, 2012.
Php1,000 Million Term Loan Facility
On May 14, 2009, Smart signed a Philippine Peso term loan facility with Asia United Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 3, 2009. The facility is payable over five years in eight equal semi-annual installments commencing on the eighteenth month from initial drawdown date with final repayment on July 3, 2014. The amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at December 31, 2009.
Php1,000 Million Term Loan Facility
On May 15, 2009, Smart signed a Philippine Peso term loan facility with Philippine National Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 2, 2009. The facility is a seven-year loan, payable in full upon maturity on July 2, 2016. The entire amount of Php1,000 million (Php995 million, net of unamortized debt discount of Php5 million) remained outstanding as at December 31, 2009.
Php2,500 Million Term Loan Facility
On June 8, 2009, PLDT signed a loan agreement with Rizal Commercial Banking Corporation amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The amount of Php2,500 million was fully drawn on September 28, 2009 and remained outstanding as at December 31, 2009.
Php1,500 Million Term Loan Facility
On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009 and remained outstanding as at December 31, 2009.
Php500 Million Term Loan Facility
On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan will mature on July 1, 2016. The amount of Php500 million was fully drawn on July 1, 2009 and remained outstanding as at December 31, 2009.

Php1,000 Million Term Loan Facility
On July 16, 2009, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on August 1, 2014. The entire amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at December 31, 2009.
Php2,000 Million Term Loan Facility
On September 18, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. As at December 31, 2009, the outstanding balance of the loan was Php2,000 million.
Php1,000 Million Term Loan Facility
On November 23, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands amounting to Php1,000 million to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009 and remained outstanding as at December 31, 2009.
Secured Term Loans
Php150 Million Term Loan Facility
On June 7, 2007, BayanTrade obtained a medium term loan facility with Bank of the Philippine Islands amounting to Php150 million, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. BayanTrade is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. BayanTrade and the bank has agreed to the following terms: (a) pledge of BayanTrade’s shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of BayanTrade. As at December 31, 2009, the outstanding principal balance of the loan was Php139 million.
Php8 Million Term Loan Facility
On March 31, 2009, Level Up! secured a three-year loan facility with Asia United Bank amounting to Php8 million maturing on March 30, 2012. Principal is payable in twelve equal successive quarterly installments of Php673 thousand starting June 30, 2009 and every quarter thereafter. This loan has a floating interest rate payable every 30 days starting April 30, 2009. The loan is secured by the equipment where the proceeds of the loan were used. The amount of Php6 million remained outstanding as at December 31, 2009.
Notes Payable
On April 23, 2009, PLDT signed the notes facility agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is comprised of a Php1,000 million Tranche A fixed rate note and a Php1,000 million Tranche B floating rate note, which were fully drawn on April 28, 2009 and remained outstanding as at December 31, 2009. Both tranches will mature on April 28, 2010.

As at December 31, 2009, SPi had an outstanding balance of short-term notes of US$6 million, or Php279 million which will mature on various dates from April 26, 2010 to June 4, 2010.
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
The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since,approximately 46% of PLDT’s total consolidated debts as at December 31, 2009 was denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso.
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

As at December 31, 2009, we were in compliance with all of our debt covenants.
Obligations Under Finance Lease
The consolidated future minimum payments for finance leases as at December 31, 2009 are as follows:

Year	(in million pesos)
2010	53
2011	6
2012	5
2013 and onwards	3

Total minimum finance lease payments (Note 26)	67
Less amount representing interest	3

Present value of net minimum finance lease payments (Notes 3 and 28)	64
Less obligations under finance lease maturing within one year (Notes 9 and 28)	51

Long-term portion of obligations under finance lease (Notes 9 and 28)	13

Municipal Telephone Projects
As at December 31, 2009, PLDT had paid all of its obligations on the lease agreement (the “Financial Lease Agreement, or FLA”) with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Batangas established under the Municipal Telephone Act. In 1993, under the FLA, PLDT was granted the exclusive right to provide telecommunications management services, to expand telecommunications services, and to promote the use of the DOTC contracted facilities in certain covered areas for a period of 15 years. Title to the telecommunications facilities and properties has been transferred to PLDT as at December 31, 2009.
Piltel has an existing finance lease agreement for the Palawan Telecommunications System of the Municipal Telephone Project Office, or MTPO, with the DOTC. Presently, the 18 public calling office stations that were put up pursuant to the MTPO Contract are no longer working. The last payment by Piltel to the DOTC was in July 2000 and no payments have been made since. Piltel made several attempts to pre-terminate the MTPO Contract in letters to the DOTC where Piltel also manifested its willingness to discuss mutually beneficial compromise agreements for the pre-termination.
The DOTC denied Piltel’s petition and reiterated a provision in the MTPO Contract that the pre-termination will result in the imposition of sanctions in the form of liquidated damages not exceeding Php23 million.
Piltel maintains that it had pre-terminated the MTPO Contract as early as 2003, and that the issue of Piltel’s pre-termination of the MTPO Contract be referred for arbitrations in accordance with the provisions of the MTPO Contract.
On May 8, 2009, Piltel filed with the Philippine Dispute Resolution Center, Inc., or PDRCI, a Request for Arbitration against the DOTC for the PDRCI to commence the formation of the tribunal and such other procedures required under the PDRCI rules. In the Request for Arbitration, Piltel prayed for the following: (1) as interim relief: Ordering the DOTC to cease and desist from enforcing collection and charging additional interests and penalties against Piltel pending the resolution of the arbitration proceedings; and (2) as final relief: (a) ordering the suspension of the MTPO Contract; (b) ordering the termination of the MTPO Contract as at March 20, 2003 and holding Piltel free from any liability for non-performance of the obligations thereunder from March 20, 2003; and (c) ordering the DOTC to pay Piltel attorney’s fees and the expenses and cost of arbitration.
The case is currently pending with the PDRCI. Piltel continues to receive Statements of Account from the DOTC, the latest of which is dated January 4, 2010, alleging an unpaid amount of Php38 million (inclusive of interest and penalty charges) as at December 31, 2009. The related finance lease obligation is classified as a current liability in our consolidated statement of financial position.

Other Long-term Finance Lease Obligations
The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and ePLDT have finance lease obligations in the aggregate amount of Php24 million and Php71 million as at December 31, 2009 and 2008, respectively, in respect of office equipment. See Note 9 – Property, Plant and Equipment.
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
Preferred Stock Subject to Mandatory Redemption
The movements of PLDT’s preferred stock subject to mandatory redemption for December 31, 2009 and 2008 are as follows:

	2009			2008
	Series V	Series VI	Total	Series V	Series VI	Total
	(in million pesos)
Balance at beginning of year	2	7	9	49	966	1,015
Conversion (Note 29)	(2)	(7)	(9)	(50)	(1,027)	(1,077)
Accretion	—	—	—	3	36	39
Revaluation	—	—	—	—	32	32

Balance at end of year (Notes 26 and 28)	—	—	—	2	7	9

PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As discussed below, as at December 31, 2006, all shares of Series VII Convertible Preferred Stock had been converted. Shares of Series V and VI Convertible Preferred Stock were entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI Convertible Preferred Stock was convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and VI Convertible Preferred Stock which were outstanding on the seventh anniversary of the issue date thereof were mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the shares of Series V and VI Convertible Preferred Stock are entitled to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.
The Series V Convertible Preferred Stock was designated as a compound instrument consisting of liability and equity components. The fair value of the Series V Convertible Preferred Stock was determined on the issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred stock subject to mandatory redemption” account and is included under the “Interest-bearing financial liabilities” in our consolidated statements of financial position. The residual amount was assigned as the equity component.
The cost of each foreign currency component of the Series VI Convertible Preferred Stock was designated as a debt instrument with embedded call options. The fair value of the Series VI Convertible Preferred Stock was determined on the issue date, of which, the fair value of embedded call options was bifurcated and accounted for separately from the redemption amount of the Series VI Convertible Preferred Stock. The residual amount was assigned as a liability component and recorded as “Preferred stock subject to mandatory redemption” account and is included under the “Interest-bearing financial liabilities” in our consolidated statements of financial position. See Note 28 – Financial Assets and Liabilities.

The difference between the amount designated as liability components of the Series V and VI Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to preferred stock subject to mandatory redemption and charged to interest for the years ended December 31, 2008 and 2007 amounted to Php39 million and Php141 million, respectively. There were no accretions added to preferred stock subject to mandatory redemption for the year ended December 31, 2009.
Preferred stock subject to mandatory redemption amounted to Php9 million as at December 31, 2008 after revaluation of Series VI Convertible Preferred Stock to the exchange rates at the end of the reporting periods and after giving effect to the above accretions, conversions and additional issuances. As at December 31, 2009, 12 million shares of the Series V, VI and VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted into shares of PLDT Common Stock. On June 5, 2008 (the “Mandatory Conversion Date”), PLDT’s outstanding shares of Series V and VI Convertible Preferred Stock issued on June 4, 2001 were mandatorily converted into shares of PLDT common stock at a ratio of 1:1. The remaining 122 shares of Series V Convertible Preferred Stock which were originally issued on August 22, 2002 were voluntarily converted into shares of PLDT common stock on July 23, 2009, prior to the scheduled mandatory conversion on August 23, 2009. The remaining 4 thousand shares of Series VI Convertible Preferred Stock which were originally issued on November 8, 2002 were mandatorily converted into shares of PLDT common stock on November 9, 2009. As at December 31, 2009, all of the 3 million shares, 5 million shares and 4 million shares of the Series V, VI and VII Convertible Preferred Stock, respectively, had been voluntarily and/or mandatorily converted into shares of PLDT’s common stock. The redemption value of the outstanding shares of the Series V and VI Convertible Preferred Stock amounted to Php9 million as at December 31, 2008. See Note 26 – Contractual Obligations and Commercial Commitments.
The corresponding dividends on these shares charged as interest expense amounted to Php99 thousand, Php4 million and Php17 million for the years ended December 31, 2009, 2008 and 2007, respectively. See Note 5 – Income and Expenses and Note 8 – Earnings Per Common Share.
21.	Deferred Credits and Other Noncurrent Liabilities
This account consists of:

	2009	2008
	(in million pesos)
Accrual of capital expenditures under long-term financing	11,966	8,650
Provision for asset retirement obligations (Notes 3 and 9)	1,204	1,100
Contingent consideration for business acquisitions – net of current portion (Notes 13, 14 and 23)	1,193	593
Unearned revenues (Note 23)	66	190
Others	9	49

	14,438	10,582

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.
The following table summarizes all changes to the liabilities on asset retirement obligations as at December 31, 2009 and 2008:

	2009	2008
	(in million pesos)
Provision for asset retirement obligations at beginning of year	1,100	952
Accretion expenses for the year	94	85
Additional liability recognized during the year (Note 29)	17	70
Settlement of obligations	(7)	(7)

Provision for asset retirement obligations at end of year (Note 3)	1,204	1,100

Contingent Consideration for Business Acquisitions
Contingent consideration for business acquisitions were recognized in relation to SPi’s acquisition cost of Springfield and Laguna Medical on April 12, 2007 and August 31, 2009, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 13 – Business Combinations and Acquisition of Non-Controlling Interests, Note 14 – Goodwill and Intangible Assets and Note 23 – Accrued Expenses and Other Current Liabilities.
SPi acquired 100% of Springfield plus contingent consideration with fair value at acquisition date of US$18 million, or Php894 million. As at December 31, 2009 and 2008, the adjusted fair value of contingent consideration, as revised after effecting adjustments on forecasted earn-out and accretion, amounted to US$20.5 million, or Php951 million, and US$15 million, or Php720 million, respectively. The effect of the adjustment on forecasted earn-out in the fair value of contingent consideration, which recognized as goodwill adjustment, was an increase of US$3 million, or Php132 million, and a decrease of US$4 million, or Php162 million, for the years ended December 31, 2009 and 2008, respectively.
SPi acquired 80% of Laguna Medical with a mandatory Put-Call option in respect of the remaining 20% of the outstanding common stock of Laguna Medical. The estimated fair value of the contingent consideration from the mandatory Put-Call option at the acquisition date amounted to US$5.4 million, or Php257 million. As at December 31, 2009, the adjusted fair value of contingent consideration after the accretion from August 31, 2009 to December 31, 2009, amounted to US$5.5 million, or Php256 million.
Movements in contingent consideration for business acquisitions are as follows:

	2009		2008
	U.S. Dollar	Php	U.S. Dollar	Php
	(in millions)
Balance at beginning of year	15	720	25	1,048
Business combinations (Note 13)	8	389	(4)	(162)
Accretion for the year	3	142	3	137
Payments	—	(13)	(9)	(379)
Translation	—	(31)	—	76

Balance at end of year	26	1,207	15	720
Less current portion of contingent consideration for business acquisitions (Note 23)	—	14	3	127

Noncurrent portion of contingent consideration for business acquisitions	26	1,193	12	593

22.	Accounts Payable
This account consists of:

	2009	2008
	(in million pesos)
Suppliers and contractors (Notes 26 and 28)	14,975	14,131
Carriers (Notes 26 and 28)	1,937	1,780
Taxes (Notes 27 and 28)	1,894	1,970
Related parties (Notes 24, 26 and 28)	233	120
Others	562	267

	19,601	18,268

23.	Accrued Expenses and Other Current Liabilities
This account consists of:

	2009	2008
	(in million pesos)
Accrued utilities and related expenses (Notes 24, 26 and 28)	17,549	13,504
Accrued employee benefits (Notes 3, 25, 26 and 28)	8,074	2,928
Unearned revenues (Note 21)	4,588	4,249
Accrued taxes and related expenses (Notes 26 and 27)	1,941	1,398
Accrued interests and other related costs (Notes 20, 26 and 28)	1,167	1,212
Installment payable for purchase of equity investment (Note 13)	65	—
Current portion of contingent consideration for business acquisitions (Notes 13, 14 and 21)	14	127
Others (Note 10)	2,048	963

	35,446	24,381

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.
24.	Related Party Transactions
a.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements
Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).
On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date. Moreover, pursuant to a letter of confirmation, dated February 1, 2007, the banks released and discharged PLDT and ACeS Philippines and their respective subsidiaries from any and all obligations and liabilities under the Original ATPA and related agreements.
Moreover, in accordance with the above contractual arrangements, ACeS Philippines acquired: (i) from LMGT Holdings (ACeS), Inc., or LMGT, 50% of its equity interest in AIL for a consideration of US$0.75 million pursuant to a sale and purchase agreement entered into on February 1, 2007; and (ii) from Tera Global Investment Ltd., or TGIL, for a nominal consideration, 50% of TGIL’s interest in a promissory note issued by AIL, or the Transferred AIL Note, which 50% interest represents an aggregate amount of US$44 million together with related security interests pursuant to a sale agreement entered into on February 1, 2007. Immediately thereafter, a portion of the Transferred AIL Note was converted into shares of AIL and the balance was converted into non-interest bearing convertible bonds of AIL. As a result of these transactions, ACeS Philippines’ equity holdings in AIL increased from 20% in 2006 to 36.99% in 2007. See Note 10 – Investments in Associates and Joint Ventures.

Total fees under the Amended ATPA amounted to Php158 million, Php168 million and Php160 million for the years ended December 31, 2009, 2008 and 2007, respectively. As at December 31, 2009 and 2008, outstanding obligations of PLDT under the Amended ATPA amounted to Php114 million and Php170 million, respectively. See Note 5 – Income and Expenses.
b.	Agreements between PLDT and certain subsidiaries with Meralco
In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs amounted to Php911 million for the period from July 15, 2009 (Piltel acquired 20% of the equity interest in Meralco on July 14, 2009) to December 31, 2009. As at December 31, 2009, outstanding utilities payable amounted to Php188 million.
In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts amounted to Php67 million for the period from July 15, 2009 to December 31, 2009. As at December 31, 2009, outstanding obligations under these contracts amounted to Php135 million.
See also Note 10 – Investments in Associates and Joint Ventures and Note 30 – Subsequent Event for additional transactions involving Meralco.
c.	Transactions with Major Stockholders, Directors and Officers
Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 are as follows:
1.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DoCoMo
In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DoCoMo, the FP Parties, NTT Communications and NTT DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DoCoMo, including:
•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.
Moreover, key provisions of the Cooperation Agreement pertain to, among other things:
•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DoCoMo. Each of NTT Communications and NTT DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DoComo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DoCoMo.

•	Additional Rights of NTT DoCoMo. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DoCoMo and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DoCoMo has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:
1.	NTT DoCoMo is entitled to nominate one additional NTT DoCoMo nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DoCoMo, or which NTT DoCoMo has announced publicly an intention to carry on;

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
As at December 31, 2009, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of PLDT’s outstanding common stock.
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

acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DoCoMo in good faith whether such person should be considered a Hostile Transferee.

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
2.	Integrated i-mode Services Package Agreement between NTT DoCoMo and Smart
An Integrated i-mode Services Package Agreement was entered into by Smart and NTT DoCoMo on February 15, 2006, under which NTT DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from NTT DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. There was no royalty fees for the year ended December 31, 2009 while total royalty fees charged to operations under this agreement amounted to Php55 million and Php88 million for the years ended December 31, 2008 and 2007, respectively. Smart has no outstanding obligation under this agreement as at December 31, 2009 and 2008.
3.	Advisory Service Agreement between NTT DoCoMo and PLDT
An Advisory Services Agreement was entered into by NTT DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php75 million, Php76 million and Php73 million for the years ended December 31, 2009, 2008 and 2007, respectively. As at December 31, 2009 and 2008, outstanding liability of PLDT under this agreement amounted to Php6 million and Php7 million, respectively.
4.	Other Agreements with NTT Communications and/or its Affiliates
PLDT is a party to the following agreements with NTT Communications and/or its affiliates:
•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines;

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses; and

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.
Total fees under these agreements amounted to Php114 million, Php99 million and Php104 million for the years ended December 31, 2009, 2008 and 2007, respectively. As at December 31, 2009 and 2008, outstanding obligations of PLDT under these agreements amounted to Php39 million and Php11 million, respectively.
5.	Agreements between Smart and Asia Link B.V., or ALBV
Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which upon its expiration on February 23, 2008 was renewed until February 23, 2012 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php634 million, Php630 million and Php656 million for the years ended December 31, 2009, 2008 and 2007, respectively. As at December 31, 2009 and 2008, outstanding obligations of Smart under this agreement amounted to Php188 million and Php8 million, respectively.
6.	Agreements Relating to Insurance Companies
Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php404 million, Php419 million and Php339 million for the years ended December 31, 2009, 2008 and 2007, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.
See also Note 30 – Subsequent Event for a discussion of our related party transactions after December 31, 2009.
Compensation of Key Officers of the PLDT Group
The compensation of key officers of the PLDT Group by benefit type is as follows:

	2009	2008	2007
	(in million pesos)
Short-term employee benefits	593	498	549
Share-based payments (Note 25)	418	233	299
Post-employment benefits (Note 25)	33	24	58

Total compensation paid to key officers of the PLDT Group	1,044	755	906

In 2008, each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125 thousand for each meeting of the board attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php50 thousand for each committee meeting attended.

On January 27, 2009, the Board of Directors of PLDT approved the increase in director’s fee to Php200 thousand for board meeting attendance and to Php75 thousand for Board Committee meeting attendance. The director’s fee was last adjusted in July 1998.
There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.
25.	Share-based Payments and Employee Benefits
Executive Stock Option Plan, or ESOP
On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to approximately 1 million common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice-President up to the President, executives with the rank of Manager up to Assistant Vice-President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT, and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT were reserved as underlying option shares under the ESOP in 1999.
Movements in the number of stock options outstanding under the ESOP are as follows:

	2009	2008
	(in million pesos)
Balance at beginning of year	18,341	26,758
Exercised shares	(18,340)	(8,417)
Forfeiture	(1)	—

Balance at end of year	—	18,341

As at December 31, 2009, a total of 870 thousand shares were acquired by certain officers and executives who exercised their options, at an exercise price of Php814 per share.
The fair value of the ESOP was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of the option, exercise price of Php814 per share, and a weighted average price of Php870 and Php315 per share for the 1999 and 2002 grants, respectively, as at valuation date. Share options became fully vested in 2004. Total fair value of shares granted amounted to Php359 million as at December 31, 2009.
LTIP
On August 28, 2006, the PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, or 2007 to 2009 LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or the 2007 to 2009 Performance Cycle. As a result of the establishment of the 2007 to 2009 LTIP, the Board of Directors also approved the early vesting of its original LTIP established in 2004, or Original LTIP, by the end of 2006 for those of its participants who were invited and chose to join the 2007 to 2009 LTIP. Participants in the Original LTIP who were not invited to join the 2007 to 2009 LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule. The payment under the 2007 to 2009 LTIP was intended to be made at the end of the 2007 to 2009 Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the 2007 to 2009 Performance Cycle and a cumulative consolidated net income target for the 2007 to 2009 Performance Cycle. The 2007 to 2009 LTIP payments are expected to be made in the second quarter of 2010.

The fair value of the 2007 to 2009 LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and share price of Php2,237. The computed incentive cost per share based on the option pricing level is Php960 as at December 31, 2008. The strike price as at December 31, 2009, which is the end of the Performance Cycle, is Php2,620. The value of the reward to be settled in 2010 and accrued as at December 31, 2009, was computed in accordance with the formula prescribed in 2007 to 2009 LTIP, subject to the minimum and maximum award level to be granted, following the terms and formula as described therein. Cost per share as at December 31, 2009 amounted to Php1,029 which was based on the computed minimum award level. The fair value of the 2007 to 2009 LTIP recognized as expense for the years ended December 31, 2009, 2008 and 2007 amounted to Php1,833 million, Php1,281 million and Php1,448 million, respectively. As at December 31, 2009 and 2008, outstanding 2007 to 2009 LTIP liability amounted to Php4,582 million and Php2,749 million, respectively. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 23 – Accrued Expenses and Other Current Liabilities and Note 26 – Contractual Obligations and Commercial Commitments.
Pension
Defined Benefit Pension Plans
We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those employees of Smart and its subsidiary, I-Contacts, which require contributions to be made to a separate administrative fund.
Our actuarial valuation is performed at the end of each reporting period. The accrued (prepaid) benefit costs and net periodic benefit costs as at and for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(in million pesos)
Change in present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of year	10,917	10,160	13,314
Interest costs	1,193	834	996
Current service costs	643	600	777
Actuarial losses (gains) on obligations	4,720	(101)	(4,788)
Liabilities of newly acquired subsidiaries	19	—	—
Actual benefits paid	(93)	(576)	(566)
Curtailment	—	—	427

Present value of defined benefit obligations at end of year	17,399	10,917	10,160

Change in plan assets:
Fair value of plan assets at beginning of year	7,168	8,519	5,768
Actual contributions	8,866	914	1,515
Expected return on plan assets	673	865	644
Actual benefits paid	(93)	(576)	(566)
Actuarial gains (losses) on plan assets	3,366	(2,554)	1,158

Fair value of plan assets at end of year	19,980	7,168	8,519

Unfunded (surplus) status – net	(2,581)	3,749	1,641
Unrecognized net actuarial gains (losses) (Note 3)	(2,474)	(1,126)	1,344

	(5,055)	2,623	2,985
Accrued benefit costs (Note 3)	359	2,623	2,985

Prepaid benefit costs (Notes 3 and 18)	5,414	—	—

Components of net periodic benefit costs:
Interest costs	1,193	834	996
Current service costs	643	600	777
Net actuarial losses (gains) recognized for the year	(3)	(11)	78
Expected return on plan assets	(673)	(865)	(644)
Curtailment loss	—	—	427
Amortizations of unrecognized net transition obligation	—	—	1

Net periodic benefit costs (Notes 3 and 5)	1,160	558	1,635

Actual return on plan assets amounted to gain of Php4,036 million and Php1,801 million for the years ended December 31, 2009 and 2007, respectively, and loss of Php1,690 million for the year ended December 31, 2008.
The weighted average assumptions used to determine pension benefits as at December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Average remaining working years of covered employee	18	20	21
Expected rate of return on plan assets	12%	9%	10%
Discount rate	9%	11%	8%
Rate of increase in compensation	9%	10%	7%
We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.
As at December 31, 2009 and 2008, the assets of the beneficial trust fund established for PLDT’s pension plan include investments in shares of stocks of PLDT and Piltel with total fair values aggregating Php430 million and Php1,935 million, respectively, which represent about 2% and 27%, respectively, of such beneficial trust fund’s assets available for plan benefits.
The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term expected return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of various equity securities and fixed income debt securities, while the remaining portion consists of multi-currency investments.
The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Investments in listed and unlisted equity securities	78%	51%	60%
Investments in debt and fixed income securities	9%	27%	21%
Investments in temporary placements	7%	8%	5%
Investments in real estate	5%	9%	8%
Investments in mutual funds	1%	5%	6%

	100%	100%	100%

Total contribution of PLDT to the pension plan for the years ended December 31, 2009, 2008 and 2007 amounted to Php8,848 million, Php914 million and Php1,514 million, respectively. The Php8,848 million contribution to the benefit trust fund in 2009 was used to invest in various listed and unlisted equity securities. As a result of the contributions in 2009, PLDT expects substantial reduction in net periodic benefit costs moving forward. In addition, PLDT does not expect to make contributions to the beneficial trust fund in the next few years.
Defined Contribution Plan
Smart and I-Contacts contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and I-Contacts regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law”. As at December 31, 2009 and 2008, Smart and I-Contacts were in compliance with the requirements of R.A. 7641.

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
The allocation of the fair value of the beneficial trust fund’s assets for Smart and I-Contacts pension plan as at December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Investments in debt and fixed income securities	61%	68%	57%
Investments in listed and unlisted equity securities	34%	23%	35%
Others	5%	9%	8%

	100%	100%	100%

Smart and I-Contacts currently expect to make approximately Php190 million of cash contributions to their pension plans in 2010.
Pension Benefit Costs
Total consolidated pension benefit costs is as follows:

	2009	2008	2007
	(in million pesos)
Expense recognized for defined benefit plans	1,160	558	1,635
Expense recognized for defined contribution plans	146	167	138

Total expense recognized for consolidated pension benefit costs (Notes 3 and 5)	1,306	725	1,773

26.	Contractual Obligations and Commercial Commitments
Contractual Obligations
The following table discloses our consolidated contractual undiscounted obligations outstanding as at December 31, 2009 and 2008:

	Payments Due by Period
					More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years
	(in million pesos)
December 31, 2009
Debt(1):	130,075	5,241	56,398	38,073	30,363
Principal	102,587	4,876	40,226	31,953	25,532
Interest	27,488	365	16,172	6,120	4,831
Lease obligations:	7,564	3,778	1,956	994	836
Operating lease	7,497	3,730	1,940	991	836
Finance lease	67	48	16	3	—
Unconditional purchase obligations(2)	834	137	279	279	139
Other obligations:	64,456	44,322	15,528	826	3,780
Derivative financial liabilities(3):	4,759	—	2,153	789	1,817
Long-term currency swaps	4,759	—	2,153	789	1,817
Various trade and other obligations:	59,697	44,322	13,375	37	1,963
Suppliers and contractors	26,941	14,975	11,966	—	—
Utilities and related expenses	14,737	14,687	18	5	27
Employee benefits	8,082	8,082	—	—	—
Customers’ deposits	2,166	—	198	32	1,936
Carriers	1,937	1,937	—	—	—
Dividends	1,749	1,749	—	—	—

	Payments Due by Period
		Less than			More than 5
	Total	1 year	1-3 years	3-5 years	years
	(in million pesos)
Others	4,085	2,892	1,193	—	—

Total contractual obligations	202,929	53,478	74,161	40,172	35,118

December 31, 2008
Debt(1):	99,915	8,201	31,500	26,744	33,470
Principal	78,486	7,629	19,916	21,978	28,963
Interest	21,429	572	11,584	4,766	4,507
Lease obligations:	7,235	2,727	1,608	1,265	1,635
Operating lease	7,164	2,667	1,601	1,261	1,635
Finance lease	71	60	7	4	—
Unconditional purchase obligations(2)	762	24	167	286	285
Other obligations:	50,815	33,162	11,630	1,816	4,207
Mandatory conversion and purchase of shares	9	9	—	—	—
Derivative financial liabilities(3):	6,207	108	2,003	1,768	2,328
Long-term currency swaps	6,099	—	2,003	1,768	2,328
Forward foreign exchange contracts	69	69	—	—	—
Long-term foreign currency options	39	39	—	—	—
Various trade and other obligations:	44,599	33,045	9,627	48	1,879
Suppliers and contractors	22,781	14,131	8,650	—	—
Utilities and related expenses	11,376	11,346	27	1	2
Employee benefits	2,925	2,925	—	—	—
Customers’ deposits	2,251	—	327	47	1,877
Carriers	1,780	1,780	—	—	—
Dividends	1,379	1,379	—	—	—
Others	2,107	1,484	623	—	—

Total contractual obligations	158,727	44,114	44,905	30,111	39,597

(1)	Consist of notes payable and long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL.

(3)	Gross liabilities before any offsetting application.
Long-term Debt
See Note 20 — Interest-bearing Financial Liabilities for a detailed discussion of our long-term debt.
Operating Lease Obligations
Agreement for Space Segment Services with ProtoStar
On September 16, 2008, PLDT entered into a Space Segment Services Agreement with ProtoStar pursuant to which ProtoStar is required to make available to PLDT space segment services relating to a customized payload on the ProtoStar I satellite consisting of four 36 MHz non-preemptive C-band transponders and one additional non-preemptive extended C-band transponder for a total consideration of US$1.1 million per quarter. The term of the agreement will commence on January 1, 2011, or such earlier or later date as may be mutually agreed by both parties and unless previously terminated will continue for a period of seven years thereafter. As at December 31, 2008, the contractual obligations of PLDT under this agreement amounted to approximately Php1,468 million. On May 15, 2009, PLDT formally advised ProtoStar that it will not exercise its option to purchase ProtoStar’s Series C Preferred Shares and that it has elected to apply the US$27.5 million it had paid for such option as Priority Deposit under the Space Segment Services Agreement, which amount is deemed as full prepayment of the space segment services under said agreement. On July 29, 2009, ProtoStar and its five affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending before the United States Bankruptcy Court for the District of Delaware. PLDT is actively participating in the ProtoStar bankruptcy cases through a legal counsel to preserve the value of its prepayment. An auction of ProtoStar’s ProtoStar I satellite was held in October 2009 and of ProtoStar’s ProtoStar II satellite in December 2009, the proceeds of which are to be distributed first to ProtoStar’s secured lenders and the balance, if any, to its unsecured lenders, once the bankruptcy court has finally determined over the objection and challenge of the unsecured lenders, that the secured lenders have perfected their security over said assets and are entitled to priority in payment. On this basis, we recognized a full impairment provision of US$27.5 million, or Php1,304 million, in 2009 with respect to our prepayments on the Space Segment Services. See also Note 18 — Prepayments.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius
PLDT entered into a license agreement with Mobius pursuant to which Mobius granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, PLDT may purchase maintenance services for a fee of 15% of the current published license fee. As at December 31, 2009 and 2008, PLDT’s aggregate remaining obligations under these agreement amounted to approximately Php40 million and Php20 million, respectively.
Other Operating Lease Obligations
The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment amounting to Php7,457 million and Php5,676 million as at December 31, 2009 and 2008, respectively.
Finance Lease Obligations
See Note 20 — Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.
Unconditional Purchase Obligations
See Note 24 — Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original ATPA and the Amended ATPA.
As at December 31, 2009 and 2008, PLDT’s aggregate remaining minimum obligation under the Amended ATPA is approximately Php834 million and Php762 million, respectively.
Other Obligations
Mandatory Conversion and Purchase of Shares
As discussed in Note 20 — Interest-bearing Financial Liabilities, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As at December 31, 2009, all of the 3 million shares, 5 million shares and 4 million shares of the Series V, VI and VII Convertible Preferred Stock, respectively, had been voluntarily and/or mandatorily converted into shares of PLDT’s common stock. See Note 20 — Interest-bearing Financial Liabilities.
Derivative Financial Liabilities
See Note 28 — Financial Assets and Liabilities for the detailed discussion of our derivative financial liabilities.
Various Trade and Other Obligations
PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. As at December 31, 2009 and 2008, total obligations under these various agreements amounted to approximately Php59,697 million and Php44,599 million, respectively. See Note 22 - Accounts Payable and Note 23 — Accrued Expenses and Other Current Liabilities.
Commercial Commitments
As at December 31, 2009 and 2008, our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php1,317 million and Php1,634 million, respectively. These commitments will expire within one year.

See Note 28 — Financial Assets and Liabilities for discussion of Liquidity Risk Management.
27.	Provisions and Contingencies
NTC Supervision and Regulation Fees, or SRF
Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s opinion, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.
The Supreme Court, in a resolution promulgated on December 4, 2007, upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT in February 2008, the NTC assessed the total amount of SRF due from PLDT to be Php2,870 million. On April 3, 2008, PLDT complied with the Supreme Court resolution by paying the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million to the NTC. PLDT protested and disputed NTC’s assessments in the total amount of Php2,870 million which included penalties and NTC’s computation thereof which PLDT believes is contrary to applicable laws and without any legal basis. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded for payment of the balance of their assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing its assessment letter of February 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. On September 8, 2008, the Solicitor General, as counsel of, and representing, the NTC, filed its Comment on the Petition. On September 22, 2008, PLDT filed its Reply (To the Comment of the NTC).
On January 26, 2010, the Supreme Court issued a resolution directing the parties to submit their respective memoranda within 15 days from notice thereof. After receiving an extension, PLDT filed its memorandum on February 18, 2010. As at the date of this report, PLDT has not received the memorandum of the NTC. With the submission of the parties’ respective memoranda, the petition will be deemed submitted for resolution.
PLDT’s Local Business and Franchise Tax Assessments
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
Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid as at December 31, 2009 a total amount of Php860 million for local franchise tax covering prior periods up to December 31, 2009.
As at December 31, 2009, PLDT has no contested assessments of LGUs for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.
However, PLDT continues to contest the imposition of local business taxes in addition to local franchise tax by the Cities of Tuguegarao, Caloocan and Lucena in the amounts of Php1.9 million, Php6.2 million and Php4.0 million, respectively, for the years 1998 to 2003 for the City of Tuguegarao, for the year 2007 for the City of Caloocan and for the years 2004 to 2009 for the City of Lucena. In the case against the City of Tuguegarao, the Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. The City of Tuguegarao has filed a Motion for Reconsideration which was denied by the court in its Order dated March 2, 2009. The City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT intends to file a motion to dismiss the said appeal on the ground of lack of jurisdiction. The appeal should have been filed before the Court of Tax Appeals and not with the Court of Appeals. In relation to the case against Caloocan City, the parties have entered into a compromise agreement during mediation which has been submitted to the court for its approval. The case against Lucena City was filed last June 18, 2009 and the parties are currently undergoing mediation process. Further to these cases, PLDT is also contesting the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of Php3 million for the years 1999 to 2006. The RTC in its decision dated February 25, 2009, ruled in favor of PLDT stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which was denied by the RTC in its Order dated October 7, 2009. The Province of Cagayan filed a Motion for Extension of Time to file Petition for Review before the Court of Tax Appeals which PLDT opposed for having been filed out of time.
Smart’s Local Franchise Tax Assessments
In Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004), the deficiency local franchise tax assessment issued against Smart by the City of Makati totaling approximately Php312 million, inclusive of surcharges and interests, covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of Makati City. This was upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.
In a letter dated March 24, 2008, the City of Makati requested payment for alleged deficiency local franchise tax covering the years 1995 and 1997 to 2003. Smart replied and reiterated its exemption from local franchise tax based on its legislative franchise and the Smart vs. City of Makati case, which covered the years 1995 and 1998 to 2001. On March 9, 2009, Smart received another letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, Smart received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1995 to 2003. On December 16, 2009, Smart filed its reply and refuted the alleged franchise tax liability based on the Smart vs. City of Makati case and BOI registration dated May 3, 2001.

Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo amounting to approximately Php0.7 million, inclusive of surcharge and penalties. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 (Civil Case No. 02-27144) declaring Smart as exempt from payment of local franchise tax. The City of Iloilo appealed the Decision and the Supreme Court, on February 27, 2009, (G.R. No. 167260) ruled that Smart is liable to pay the local franchise tax. On April 2, 2009, Smart filed its Motion for Reconsideration. On July 1, 2009, the Supreme Court’s Special Second Division issued a Resolution denying Smart’s Motion for Reconsideration.
In 2002, Smart filed a special civil action for declaratory relief for the ascertainment of its rights and obligations under the Tax Code of the City of Davao. The relevant section of Smart’s franchise provided that the grantee shall pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise by the grantee and the said percentage shall be in lieu of all taxes on the franchise or earnings thereof. On September 16, 2008, the Supreme Court’s Third Division ruled that Smart is liable for local franchise tax since the phrase “in lieu of all taxes” merely covers national taxes and was rendered inoperative when the VAT law took effect. On October 21, 2008, Smart filed its Motion for Reconsideration. Smart argued that the operative word in the “in lieu of all taxes” clause in Smart’s franchise is the word “all". The word “all” before “taxes” in the clause “in lieu of all taxes” covers all kinds of taxes, national and local, except only those mentioned in the franchise. Smart also argued that the BIR already clarified in its Revenue Memorandum Circular No. 5-96 dated March 31, 1997 that the VAT merely replaced the franchise tax. On July 21, 2009, the Supreme Court’s Third Division promulgated its Resolution denying Smart’s Motion for Reconsideration and affirming that Smart is liable to pay local franchise tax.
With the finality of the Iloilo and Davao cases, several cities and provinces have began discussions with Smart on the settlement of alleged local franchise tax within their respective jurisdictions. To limit the years covered by Smart’s tax liability, Smart is invoking its BOI registration issued on May 3, 2001.
Smart’s Local Business Tax
The City of Makati issued a Notice of Assessment dated October 23, 2008 against Smart for alleged deficiency local business taxes, fees and charges covering the years 2006 to 2008. Smart protested the assessment and clarified that the local business tax assessment on its service revenues from its telecommunications services is misplaced. Smart explained that the service revenues are revenues directly generated by Smart from rendering telecommunication services pursuant to its legislative franchise. In the Smart vs. City of Makati case, the Court already ruled that its service revenues are exempt from the local franchise tax.
Piltel’s Local Franchise Tax
In 2004, Piltel secured a favorable decision from a Trial Court involving the local franchise tax in Makati City. In the case entitled “Pilipino Telephone Corporation vs. City of Makati and Andrea Pacita S. Guinto” (Piltel vs. City of Makati) (Civil Case No. 01-1760), the Makati Regional Trial Court rendered its Decision dated December 10, 2002 declaring Piltel exempt from the payment of local franchise and business taxes. The Trial Court ruled that the legislative franchise of Piltel, R.A. 7293, granting the corporation exemption from local franchise and business taxes took effect after R.A. 7160 or the Local Government Code which removed all prior tax exemptions granted by law or other special law. The Trial Court’s decision was affirmed by the Court of Appeals in its Decision dated July 12, 2004 and then subsequently, the Supreme Court denied the appeal of the City of Makati in its Entry of Judgment dated October 13, 2004. The Supreme Court ruled that the City of Makati, failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction.
On March 9, 2009, Piltel received a letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, Piltel received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1999 to 2003. On December 16, 2009, Piltel filed its reply and refuted the alleged franchise tax liability based on the Piltel vs. City of Makati case.

Real Property Tax
In Smart Communications, Inc. vs. Central Board of Assessment Appeals, or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review with the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 26, 2008 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.
Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI
Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and simply improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Currently, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.
Matters Relating to a Third Party Aggregator
In late 2009, PLDT informally received a communication which provided a complaint, or the Draft, setting forth a securities class action lawsuit in the United States District Court for the Southern District of New York against PLDT and certain PLDT officers and indicated that such Draft may be filed against PLDT. The Draft alleges that some PLDT officers and employees caused PLDT’s subsidiary, Smart to enter into contracts with a third-party entity in order to divert long distance telephone traffic and profits to such third-party entity. The Draft further alleges that these officers and employees personally created and controlled the third-party entity and were personally enriched as a result. The Draft alleges that this alleged scheme was accomplished by causing Smart to offer a lower rate for long distance telephone traffic to that third-party entity so that long distance traffic which otherwise would have been handled by PLDT at a higher rate was redirected to equipment owned by the third-party entity. The Draft alleges that PLDT failed to disclose material facts regarding the alleged scheme and that, as a result, PLDT misstated its true financial condition in its annual reports from 2002 through 2008.
In light of the nature of the allegations and out of an abundance of caution, PLDT’s Board of Directors referred the Draft for review by the Audit Committee. The Audit Committee appointed an independent Investigation Committee to oversee an investigation into the allegations contained in the Draft. The Audit Committee retained independent counsel to lead in the investigation. To preserve the confidential nature of the inquiry, the investigation was limited to internal sources at PLDT, including current PLDT and Smart employees, internal records and discrete inquiries and public records searches.
The independent counsel, under the oversight of the Investigation Committee, has concluded on the basis of the evidence within the control of PLDT or otherwise reasonably available, that: (i) while the investigation cannot definitively exclude the possibility, the investigation has found no evidence to establish that PLDT’s officers and employees were personally involved in the creation of the third-party entity referred to in the Draft and has found no evidence of any improper personal financial benefit or gain by these officers and employees, directly or indirectly from such third party entity; and (ii) while Smart had substantial business relationships with various third-party aggregators of long-distance telephone traffic during the relevant period, including the third-party entity referred to in the Draft (with which Smart ceased doing business in 2008), there is no evidence that the relationship with such third-party entity in fact resulted in a material adverse impact on PLDT’s revenues during the relevant period and may have in fact benefited PLDT overall through an increase in overall call volume.
On May 7, 2010, the Audit Committee of PLDT approved the recommendation and conclusion of the independent counsel, as endorsed by the Investigation Committee. No provision has been made related to this matter.
Other disclosures required by IAS 37 were not provided as it may prejudice our position in on-going claims, litigations and assessments.

28.	Financial Assets and Liabilities
We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, convertible preferred stock, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 — Summary of Significant Accounting Policies.
The following table sets forth our financial assets and financial liabilities as at December 31, 2009 and 2008.

			Designated
			at fair
			value		Available-	Liabilities	Total	Non-
	Loans	Held-to-	through		for-sale	carried at	financial	financial
	and	maturity	profit or	Held-for-	financial	amortized	assets and	assets and
	receivables	investments	loss	trading	assets	cost	liabilities	liabilities	Total
	(in million pesos)
Assets as at December 31, 2009
Noncurrent:
Property, plant and equipment	—	—	—	—	—	—	—	161,256	161,256
Investments in associates and joint ventures	—	—	—	—	—	—	—	22,233	22,233
Available-for-sale financial assets	—	—	—	—	134	—	134	—	134
Investment in debt securities	—	462	—	—	—	—	462	—	462
Investment properties	—	—	—	—	—	—	—	1,210	1,210
Goodwill and intangible assets	—	—	—	—	—	—	—	13,024	13,024
Deferred income tax assets — net	—	—	—	—	—	—	—	7,721	7,721
Prepayments — net of current portion	—	—	—	—	—	—	—	8,663	8,663
Advances and refundable deposits — net of current portion	842	—	—	—	—	—	842	260	1,102
Current:
Cash and cash equivalents	38,319	—	—	—	—	—	38,319	—	38,319
Short-term investments	3,338	—	—	486	—	—	3,824	—	3,824
Trade and other receivables — net	14,729	—	—	—	—	—	14,729	—	14,729
Inventories and supplies	—	—	—	—	—	—	—	2,165	2,165
Derivative financial assets	—	—	—	6	—	—	6	—	6
Current portion of prepayments	—	—	—	—	—	—	—	5,098	5,098
Current portion of advances and refundable deposits	7	—	—	—	—	—	7	195	202

Total assets	57,235	462	—	492	134	—	58,323	221,825	280,148

Liabilities as at December 31, 2009
Noncurrent:
Interest-bearing financial liabilities - net of current portion	—	—	—	—	—	86,079	86,079	—	86,079
Deferred income tax liabilities — net	—	—	—	—	—	—	—	1,321	1,321
Derivative financial liabilities	—	—	—	2,751	—	—	2,751	—	2,751
Pension and other employee benefits	—	—	—	—	—	—	—	374	374
Customers’ deposits	—	—	—	—	—	2,166	2,166	—	2,166
Deferred credits and other noncurrent liabilities	—	—	—	—	—	13,159	13,159	1,279	14,438
Current:
Accounts payable	—	—	—	—	—	17,698	17,698	1,903	19,601
Accrued expenses and other current liabilities	—	—	—	—	—	28,687	28,687	6,759	35,446
Provision for assessments	—	—	—	—	—	—	—	1,555	1,555
Current portion of interest-bearing financial liabilities	—	—	—	—	—	12,714	12,714	—	12,714
Dividends payable	—	—	—	—	—	1,749	1,749	—	1,749
Income tax payable	—	—	—	—	—	—	—	2,829	2,829

Total liabilities	—	—	—	2,751	—	162,252	165,003	16,020	181,023

Net assets (liabilities)	57,235	462	—	(2,259)	134	(162,252)	(106,680)	205,805	99,125

Assets as at December 31, 2008
Noncurrent:
Property, plant and equipment	—	—	—	—	—	—	—	160,326	160,326
Investments in associates and joint ventures	—	—	—	—	—	—	—	1,174	1,174
Available-for-sale financial assets	—	—	—	—	131	—	131	—	131
Investment in debt securities — net of current portion	—	442	193	—	—	—	635	—	635
Investment properties	—	—	—	—	—	—	—	617	617
Goodwill and intangible assets	—	—	—	—	—	—	—	10,450	10,450
Deferred income tax assets — net	—	—	—	—	—	—	—	9,605	9,605
Prepayments — net of current portion	—	—	—	—	—	—	—	2,501	2,501

			Designated
			at fair
			value		Available-	Liabilities	Total	Non-
	Loans	Held-to-	through		for-sale	carried at	financial	financial
	and	maturity	profit or	Held-for-	financial	amortized	assets and	assets and
	receivables	investments	loss	trading	assets	cost	liabilities	liabilities	Total
	(in million pesos)
Advances and refundable deposits — net of current portion	840	—	—	—	—	—	840	246	1,086
Current:
Cash and cash equivalents	33,684	—	—	—	—	—	33,684	—	33,684
Short-term investments	5,964	—	—	706	—	—	6,670	—	6,670
Current portion of investment in debt securities	—	1,656	—	—	—	—	1,656	—	1,656
Trade and other receivables — net	15,909	—	—	—	—	—	15,909	—	15,909
Inventories and supplies	—	—	—	—	—	—	—	2,069	2,069
Derivative financial assets	—	—	—	56	—	—	56	—	56
Current portion of prepayments	—	—	—	—	—	—	—	4,164	4,164
Current portion of advances and refundable deposits	—	—	—	—	—	—	—	1,825	1,825

Total assets	56,397	2,098	193	762	131	—	59,581	192,977	252,558

Liabilities as at December 31, 2008
Noncurrent:
Interest-bearing financial liabilities — net of current portion	—	—	—	—	—	58,910	58,910	—	58,910
Deferred income tax liabilities — net	—	—	—	—	—	—	—	1,288	1,288
Derivative financial liabilities	—	—	—	1,761	—	—	1,761	—	1,761
Pension and other employee benefits	—	—	—	—	—	—	—	5,467	5,467
Customers’ deposits	—	—	—	—	—	2,251	2,251	—	2,251
Deferred credits and other noncurrent liabilities	—	—	—	—	—	9,273	9,273	1,309	10,582
Current:
Accounts payable	—	—	—	—	—	16,294	16,294	1,974	18,268
Accrued expenses and other current liabilities	—	—	—	—	—	18,612	18,612	5,769	24,381
Derivative financial liabilities	—	—	—	87	—	—	87	—	87
Provision for assessments	—	—	—	—	—	—	—	1,555	1,555
Current portion of interest-bearing financial liabilities	—	—	—	—	—	15,080	15,080	—	15,080
Dividends payable	—	—	—	—	—	1,379	1,379	—	1,379
Income tax payable	—	—	—	—	—	—	—	4,580	4,580

Total liabilities	—	—	—	1,848	—	121,799	123,647	21,942	145,589

Net assets (liabilities)	56,397	2,098	193	(1,086)	131	(121,799)	(64,066)	171,035	106,969

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2009 and 2008:

	Carrying Value		Fair Value
	2009	2008	2009	2008
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets:
Listed equity securities	68	69	68	69
Unlisted equity securities	66	62	66	62
Investment in debt securities — net of current portion	462	635	474	629
Advances and refundable deposits — net of current portion	842	840	732	728

Total noncurrent financial assets	1,438	1,606	1,340	1,488

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	3,300	4,164	3,300	4,164
Temporary cash investments	35,019	29,520	35,019	29,520
Short-term investments	3,824	6,670	3,824	6,670
Current portion of investment in debt securities	—	1,656	—	1,656
Trade and other receivables — net:
Foreign administrations	4,064	5,477	4,064	5,477
Retail subscribers	3,546	3,904	3,546	3,904
Corporate subscribers	2,429	2,865	2,429	2,865
Domestic carriers	1,184	703	1,184	703
Dealers, agents and others	3,506	2,960	3,506	2,960
Derivative financial assets:
Bifurcated embedded derivatives	6	2	6	2
Foreign currency options	—	38	—	38
Forward foreign exchange options	—	16	—	16
Current portion of advances and refundable deposits	7	—	7	—

Total current financial assets	56,885	57,975	56,885	57,975

Total Financial Assets	58,323	59,581	58,225	59,463

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt — net of current portion	86,066	58,899	88,383	57,058
Obligations under finance lease	13	11	12	11
Derivative financial liabilities:
Long-term currency swap	2,751	1,761	2,751	1,761
Customers’ deposits	2,166	2,251	1,375	1,476
Deferred credits and other noncurrent liabilities	13,159	9,273	11,629	7,959

Total noncurrent financial liabilities	104,155	72,195	104,150	68,265

Current Financial Liabilities
Accounts payable:
Suppliers and contractors	14,975	14,131	14,975	14,131
Carriers	1,937	1,780	1,937	1,780
Related parties	233	120	233	120
Others	553	263	553	263
Accrued expenses and other current liabilities:
Utilities and related expenses	17,388	13,385	17,388	13,385
Employee benefits	8,071	2,925	8,071	2,925
Interests and other related costs	1,167	1,212	1,167	1,212
Others	2,061	1,090	2,061	1,090
Derivative financial liabilities:
Foreign currency options	—	44	—	44
Forward foreign exchange contracts	—	31	—	31
Bifurcated embedded derivatives	—	11	—	11
Bifurcated equity call options	—	1	—	1

	Carrying Value		Fair Value
	2009	2008	2009	2008
	(in million pesos)
Interest-bearing financial liabilities:
Notes payable	2,279	553	2,279	553
Current portion of long-term debt	10,384	14,459	10,384	14,459
Obligations under finance lease	51	59	51	59
Preferred stock subject to mandatory redemption	—	9	—	9
Dividends payable	1,749	1,379	1,749	1,379

Total current financial liabilities	60,848	51,452	60,848	51,452

Total Financial Liabilities	165,003	123,647	164,998	119,717

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as at December 31, 2009 and 2008:

	2009			2008
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total
	(in million pesos)
Noncurrent Financial Asset
Available-for-sale financial assets — Listed equity securities	68	—	68	69	—	69
Investment in debt securities	—	—	—	193	—	193
Current Financial Assets
Short-term investments	486	—	486	706	—	706
Derivative financial assets	—	6	6	—	56	56

Total	554	6	560	968	56	1,024

Noncurrent Financial Liability
Derivative financial liabilities	—	2,751	2,751	—	1,761	1,761
Current Financial Liability
Derivative financial liabilities	—	—	—	—	87	87

Total	—	2,751	2,751	—	1,848	1,848

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted prices that are either directly or indirectly observable for the assets or liabilities.
As at December 31, 2009 and 2008, we do not have financial instruments whose fair values are determined using inputs that are not based on observable market data (Level 3).
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
Fixed rate loans: U.S. dollar notes Other loans in all other currencies
Quoted market price.
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
Forward foreign exchange contracts, bifurcated foreign currency forwards and foreign currency swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.
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
Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, current investment in debt securities, trade and other receivables, current portion of advances and refundable deposits, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate their carrying values as at the end of the reporting period.
Derivative Financial Instruments
Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. As at December 31, 2009, we have no outstanding financial instruments designated as hedges.

The table below sets out the information about our derivative financial instruments not designated as hedges as at December 31, 2009 and 2008:

		2009				2008
					Mark-to-					Mark-to-
					market Gains					market Gains
	Maturity	Notional			(Losses)	Notional				(Losses)
	(in millions)
PLDT
Currency swaps	2017	US$	245	Php	(1,803)	US$	295		Php	(1,197)
	2012		146		(948)		159			(564)
Foreign currency sold call options	2009		—		—		57	(1)		10
Foreign currency bought call options	2009		—		—		57			(16)
Forward foreign exchange contracts	2009		—		—		57			(31)
Bifurcated equity call options	2009		—		—		—			(1)

					(2,751)					(1,799)

Smart
Bifurcated embedded derivatives	2010		—		2		3			(10)

			—		2					(10)

ePLDT
Forward foreign exchange contracts	2009		—		—		5			16
Bifurcated embedded derivatives	2012		1		4		2			1

					4					17

Net liabilities				Php	(2,745)				Php	(1,792)

(1)	Foreign currency sold call options based on the same notional amount as the foreign currency bought call options.

	2009	2008
	(in million pesos)
Presented as:
Current assets	6	56
Noncurrent liabilities	(2,751)	(1,761)
Current liabilities	—	(87)

Net liabilities	(2,745)	(1,792)

Analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(in million pesos)
Net mark-to-market losses at end of year	(2,745)	(1,792)	(7,027)
Net mark-to-market losses at beginning of year	(1,792)	(7,027)	(6,499)

Net change	(953)	5,235	(528)
Settlements, accretion and conversion	546	(2,367)	(622)
Hedge cost	(599)	(819)	(1,125)
Net losses on cash flow hedges charged to cumulative translation adjustments	—	662	(570)
Effective portion recognized in the profit or loss for the cash flow hedge	—	286	—
Ineffective portion recognized in the profit or loss for the cash flow hedge	—	118	(4)

Net gains (losses) on derivative financial instruments (Note 4)	(1,006)	3,115	(2,849)

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

Currency Swaps
PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As at December 31, 2009 and 2008, these long-term currency swaps have an aggregate notional amount of US$391 million and US$454 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal only currency swap agreements in order to lower the running hedging cost of the swaps. As at December 31, 2009 and 2008, the outstanding swap contracts have an agreed average swap exchange rates of Php50.60 and Php50.52, respectively. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 2.83% and 3.32% per annum as at December 31, 2009 and 2008, respectively.
On various dates in 2008, the long-term principal only currency swap agreements maturing in 2012 and 2017 were partially terminated, with a total aggregate settlement amount of Php1,042 million and Php33 million, respectively. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$159 million and US$295 million for the notes maturing in 2012 and 2017, respectively, as at December 31, 2008.
On various dates in 2009, the long-term principal only currency swap agreements maturing in 2012 and 2017 were partially terminated, with a total aggregate settlement amount of Php112 million and Php485 million, respectively. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$146 million and US$245 million for the notes maturing in 2012 and 2017, respectively, as at December 31, 2009.
Foreign Currency Options
To manage hedging costs, the currency swap agreement relating to the fixed rate note due in 2009 with a notional amount of US$175 million has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php52.50 to US$1.00 up to Php90.00 to US$1.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00. On the other hand, if the Philippine peso to U.S. dollar spot exchange rate settles beyond Php90.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. If on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 2.84% per annum as at December 31, 2008.
On various dates in 2008, 2007 and 2006, the currency option agreements were partially terminated, with a total aggregate settlement amount of Php270 million. The remaining balance of the currency option agreement amounting to US$57 million as at December 31, 2008 was terminated on various dates in 2009 with a total aggregate settlement amount of Php71 million. As at December 31, 2009, there are no outstanding currency option agreements.
In order to manage hedge costs, the swaps and option include a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap and option contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at December 31, 2009, there are no outstanding currency option agreements, while as at December 31, 2008, US$511 million (US$454 million under currency swaps and US$57 million under foreign currency options) of PLDT’s long-term currency swaps/options include credit-linkage.

Forward Foreign Exchange Contracts
In 2008, PLDT entered into short-term U.S. dollar forward foreign exchange purchase contracts to hedge a portion of its fixed rate notes maturing in 2009. As at December 31, 2009, there are no outstanding forward foreign exchange contracts while as at December 31, 2008, the outstanding forward foreign exchange contracts on the fixed rate notes amounted to US$57 million with an average exchange rate of Php48.65.
Bifurcated Equity Call Options
Pursuant to Piltel’s debt restructuring plan, PLDT issued shares of Series VI Convertible Preferred Stock. See
Note 20 — Interest-bearing Financial Liabilities. Each share of Series VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock, the remaining outstanding shares under this series will be mandatorily converted into shares of PLDT’s common stock. For 30 days thereafter, the holders of these mandatorily converted shares of PLDT’s common stock have the option to sell such shares of PLDT’s common stock back to PLDT for US$36.13. On June 5, 2008 and November 9, 2009, a total of 341 thousand shares of the Series VI Convertible Preferred Stock were converted to PLDT common stock. As at December 31, 2009, there are no embedded call options. As at December 31, 2008, the negative fair market value of these embedded call options amounted to Php1 million.
Smart
In 2009, Smart entered into short-term U.S. dollar forward foreign exchange sale contracts maturing in July 2009. As at December 31, 2009, there were no outstanding forward foreign exchange contracts.
Smart’s embedded derivatives were bifurcated from service and purchase contracts. As at December 31, 2009 and 2008, outstanding contracts amounted to US$209 thousand and US$3 million, respectively, including service contracts denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction. The total mark-to-market value of these bifurcated embedded currency forwards as at December 31, 2009 and 2008 amounted to Php2 million and Php10 million, respectively.
ePLDT
In October 2008, Parlance and Vocativ entered into a non-deliverable forward sale agreement in the total amount of US$2.4 million each, with maturities beginning January 2009 up to December 2009 at an average exchange rate of Php51.89 and Php52.17, respectively. As at December 31, 2009, all non-deliverable forward sales agreements have matured. The mark-to-market value of this forward contract as at December 31, 2008 amounted to Php8 million each.
Level Up! embedded derivatives were bifurcated from various license contracts and other service agreements denominated in U.S. dollar. The aggregate notional amount of these bifurcated embedded currency forwards amounted to US$1 million and US$2 million as at December 31, 2009 and 2008, respectively. The total mark-to-market value of these bifurcated embedded currency forwards as at December 31, 2009 and 2008 amounted to Php4 million and Php1 million, respectively.
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
We have letters of credit amounting to Php1,317 million as at December 31, 2009 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php38,319 million and Php3,824 million, respectively, as at December 31, 2009. Details on our letters of credit and summary of the maturity profile of our financial liabilities as at December 31, 2009 and 2008 based on contractual undiscounted payments is set out in Note 26 - Contractual Obligations and Commercial Commitments.
Foreign Currency Exchange Risk
The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.
To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2009 and 2008:

	2009		2008
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Note receivable	2	81	—	—
Advances and refundable deposits	—	7	—	—

Total noncurrent financial assets	2	88	—	—

Current Financial Assets
Cash and cash equivalents	140	6,496	101	4,794
Short-term investments	47	2,164	21	986
Trade and other receivables — net	206	9,573	207	9,880
Derivative financial assets	—	6	1	56

Total current financial assets	393	18,239	330	15,716

Total Financial Assets	395	18,327	330	15,716

Noncurrent Financial Liabilities
Interest-bearing financial liabilities — net of current portion	837	38,871	925	44,064
Derivative financial liabilities	59	2,751	37	1,761

Total noncurrent financial liabilities	896	41,622	962	45,825

Current Financial Liabilities
Accounts payable	155	7,180	143	6,820
Accrued expenses and other current liabilities	95	4,409	93	4,447
Derivative financial liabilities	—	—	2	87
Current portion of interest-bearing financial liabilities	155	7,220	301	14,331

Total current financial liabilities	405	18,809	539	25,685

Total Financial Liabilities	1,301	60,431	1,501	71,510

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php46.43 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2009.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php47.65 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2008.
As at May 12, 2010, the peso-dollar exchange rate was Php45.09 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at December 31, 2009 would have decreased in peso terms by Php1,214 million.
As at December 31, 2009 and 2008, approximately 46% and 78%, respectively, of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. dollars, respectively. Consolidated foreign currency-denominated debt decreased to Php45,633 million as at December 31, 2009 from Php57,916 million as at December 31, 2008. PLDT’s outstanding long-term principal only currency swap contracts amounted to US$391 million and US$454 million as at December 31, 2009 and 2008, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 28% (or 19%, net of our consolidated U.S. dollar cash balances) and 45% (or 38%, net of our consolidated U.S. dollar cash balances) as at December 31, 2009 and 2008, respectively.
For the years ended December 31, 2009, 2008 and 2007, approximately 34%, 35% and 34%, respectively, of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars. In this respect, the recent depreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues, and consequently, our cash flow from operations in Philippine peso terms.
The Philippine peso had appreciated by 2.56% against the U.S. dollar to Php46.43 to US$1.00 as at December 31, 2009 from Php47.65 to US$1.00 as at December 31, 2008. As at December 31, 2008, the Philippine peso had depreciated by 15.1% from Php41.41 to US$1.00 to Php47.65 to US$1.00 as at December 31, 2007. As a result of our consolidated foreign exchange movements as well as the amount of our consolidated outstanding net foreign currency debts and hedges, we recognized net consolidated foreign exchange gains of Php909 million in 2009, net consolidated foreign exchange losses of Php6,170 million in 2008 and net consolidated foreign exchange gains of Php7,990 million in 2007. See Note 4 — Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of December 31, 2010. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by approximately 4% as compared to the exchange rate of Php46.43 to US$1.00 as at December 31, 2009. If the peso-dollar exchange rate had weakened/strengthened by approximately 4% as at December 31, 2009, with all other variables held constant, profit after tax for the year would have been approximately Php877 million higher/lower and our consolidated stockholders’ equity as at year end 2009 would have been approximately Php849 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.
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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2009 and 2008. Financial instruments that are not subject to interest rate risk were not included in the table.
As at December 31, 2009

								Discount/
								Debt
								Issuance	Carrying	Fair Value
	In U.S. Dollar							Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Assets:
Cash in Bank
U.S. Dollar	11	—	—	—	—	11	540	—	540	11	540
Interest rate	0.0025% to 0.88%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,673	—	1,673	36	1,673
Interest rate	0.625% to 2.90%	—	—	—	—	—	—	—	—	—	—
Other Currencies	1	—	—	—	—	1	31	—	31	1	31
Interest rate	0.0014 to 2.40%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	384	—	—	—	—	384	17,870	—	17,870	384	17,870
Interest rate	0.50% to 1.75%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	369	—	—	—	—	369	17,149	—	17,149	369	17,149
Interest rate	1.25% to 5.50%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	46	—	—	—	—	46	2,132	—	2,132	46	2,132
Interest rate	4.25% to 7.006%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,692	—	1,692	36	1,692
Interest rate	4.40%	—	—	—	—	—	—	—	—	—	—
Investment in Debt Securities
Philippine Peso	—	—	—	10	—	10	462	—	462	10	474
Interest rate	—	—	—	6.92%	—	—	—	—	—	—	—

	883	—	—	10	—	893	41,549	—	41,549	893	41,561

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	146	—	245	391	18,161	285	17,876	449	20,837
Interest rate	—	—	11.375%	—	8.350%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	14	27	5	285	—	331	15,397	3,338	12,059	229	10,654
Interest rate	4.515%	3.79% to 4.70%	3.79%	2.25% to 3.79%	—	—	—	—	—	—	—
Philippine Peso	—	63	126	236	305	730	33,858	84	33,774	744	34,535
Interest rate	—	6.0323% to 8.4346%	5.625% to 8.4346%	6.125% to 9.1038%	6.50% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	41	160	74	60	—	335	15,543	124	15,419	332	15,419
Interest rate	US$LIBOR +	US$LIBOR +	US$LIBOR +	US$LIBOR +	—	—	—	—	—	—	—
	0.05% to 2.5%	0.42% to 1.85%;	0.42% to 1.85%;	0.42% to 1.85%;
		swap rate +	swap rate +	swap rate +
		2.79%	2.79%	2.79%
Philippine Peso	—	185	81	107	—	373	17,349	27	17,322	373	17,322
Interest rate	—	MART 1 +	PDST-F +	PDST-F +	—	—	—	—	—	—	—
		0.75%;	1.0% to 1.50%;	1.0% to 1.50%
		PDST-F +	AUB’s prime rate
		1.0% to 1.5%; AUB’s prime rate
Short-term Debt
Notes Payable
U.S. Dollar	6	—	—	—	—	6	279	—	279	6	279
Interest rate	3.25%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	43	—	—	—	—	43	2,000	—	2,000	43	2,000
Interest rate	PDST-F + 1.5%; 6.0896%	—	—	—	—	—	—	—	—	—	—

	104	435	432	688	550	2,209	102,587	3,858	98,729	2,176	101,046

As at December 31, 2008

								Discount/
								Debt
								Issuance	Carrying	Fair Value
	In U.S. Dollar							Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Assets:
Cash in Bank
U.S. Dollar	26	—	—	—	—	26	1,258	—	1,258	26	1,258
Interest rate	0.10% to 4.50%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	56	—	—	—	—	56	2,682	—	2,682	56	2,682
Interest rate	0.25% to 3.50%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	74	—	—	—	—	74	3,400	—	3,400	74	3,400
Interest rate	0.30% to 7.50%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	567	—	—	—	—	567	26,120	—	26,120	567	26,120
Interest rate	2% to 7.50%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	21	—	—	—	—	21	985	—	985	21	985
Interest rate	3.29%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	119	—	—	—	—	119	5,685	—	5,685	119	5,685
Interest rate	6.69%	—	—	—	—	—	—	—	—	—	—
Investment in Debt Securities
Philippine Peso	35	—	4	9	—	48	2,291	—	2,291	48	2,285
Interest rate	6.3194%	—	6.125%	6.875% to 7%	—	—	—	—	—	—	—

	898	—	4	9	—	911	42,421	—	42,421	911	42,415

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	114	—	—	159	295	568	27,061	368	26,693	559	26,607
Interest rate	10.50%	—	—	11.375%	8.35%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	22	50	11	3	280	366	17,444	4,046	13,398	252	12,030
Interest rate	4.49% to 6%	3.79% to 4.70%	3.79% to 4.70%	3.79%	2.25%	—	—	—	—	—	—
Philippine Peso	—	3	1	182	33	219	10,420	79	10,341	209	9,955
Interest rate	—	6.50% to 8.4346%	5.625% to 8.4346%	5.625% to 8.4346%	6.125% to 6.50%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	13	215	59	77	—	364	17,339	67	17,272	363	17,272
Interest rate	US$LIBOR + 1.75% to 2.75%	US$LIBOR + 0.42% to 2.50%	US$LIBOR + 0.42% to 0.815%	US$LIBOR + 0.42% to 0.75%	—	—	—	—	—	—	—
Philippine Peso	—	47	32	40	—	119	5,670	16	5,654	119	5,653
Interest rate	—	MART 1 + 0.75% to 5.70%; PDST-F + 1.0% to 1.50%	MART 1 + 0.75%; PDST-F + 1.0% to 1.50%	PDST-F + 1.0% to 1.50%	—	—	—	—	—	—	—
Short-term Debt
Notes Payable
U.S. Dollar	12	—	—	—	—	12	553	—	553	12	553
Interest rate	5.25% to 5.30%	—	—	—	—	—	—	—	—	—	—

	161	315	103	461	608	1,648	78,487	4,576	73,911	1,514	72,070

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.
Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.
Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of December 31, 2010. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 90 basis points and 55 basis points higher/lower, respectively, as compared to levels as at December 31, 2009. If U.S. dollar interest rates had been 90 basis points higher/lower as compared to market levels as at December 31, 2009, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2009 would have been approximately Php527 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 55 basis points higher/lower as compared to market levels as at December 31, 2009, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2009 would have been approximately Php241 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk
Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.
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
The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2009	2008	2009	2008
	(in million pesos)
Loans and receivables:
Advances and refundable deposits	849	840	848	840
Cash and cash equivalents	38,319	33,684	38,101	33,621
Short-term investments	3,338	5,964	3,338	5,963
Foreign administrations	4,064	5,477	4,011	5,477
Retail subscribers	3,546	3,904	3,505	3,877
Corporate subscribers	2,429	2,865	2,328	2,709
Domestic carriers	1,184	703	1,184	703
Dealers, agents and others	3,506	2,960	3,506	2,958
Held-to-maturity investments:
Investment in debt securities	462	2,098	462	2,098
Designated at fair value through profit or loss:
Investment in debt securities	—	193	—	193
Available-for-sale financial assets	134	131	134	131
Held-for-trading:
Short-term investments	486	706	486	706
Bifurcated embedded derivatives	6	2	6	2
Foreign currency options	—	38	—	38
Forward foreign exchange contracts	—	16	—	16

Total	58,323	59,581	57,909	59,332

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2)	Gross financial assets after taking into account any collateral or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties:

		Neither past due		Past due but
		nor impaired		not
	Total	Class A(1)	Class B(2)	impaired	Impaired
	(in million pesos)
December 31, 2009
Loans and receivables:
Advances and refundable deposits	849	790	59	—	—
Cash and cash equivalents	38,319	37,767	552	—	—
Short-term investments	3,338	2,971	367	—	—
Corporate subscribers	9,106	1,078	283	1,068	6,677
Retail subscribers	8,026	1,236	518	1,792	4,480
Foreign administrations	4,353	1,261	451	2,352	289
Domestic carriers	1,267	157	8	1,019	83
Dealers, agents and others	3,927	2,068	1,022	416	421
Held-to-maturity investments:
Investment in debt securities	462	462	—	—	—
Available-for-sale financial assets	134	103	31	—	—
Held-for-trading(3):
Short-term investments	486	486	—	—	—
Bifurcated embedded derivatives	6	6	—	—	—

Total	70,273	48,385	3,291	6,647	11,950

December 31, 2008
Loans and receivables:
Advances and refundable deposits	840	703	137	—	—
Cash and cash equivalents	33,684	32,979	705	—	—
Short-term investments	5,964	5,680	284	—	—
Corporate subscribers	9,188	858	272	1,663	6,395
Retail subscribers	8,993	1,457	550	1,897	5,089
Foreign administrations	5,916	2,602	956	1,919	439
Domestic carriers	877	84	3	616	174
Dealers, agents and others	3,271	2,114	444	402	311
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	—	—	—
Designated at fair value through profit or loss:
Investment in debt securities	193	193	—	—	—
Available-for-sale financial assets	131	103	28	—	—
Held-for-trading(3):
Short-term investments	706	706	—	—	—
Forward foreign currency options	38	38	—	—	—
Forward foreign exchange contracts	16	16	—	—	—
Bifurcated embedded derivatives	2	2	—	—	—

Total	71,917	49,633	3,379	6,497	12,408

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets is as follows:

		Neither past due	Past due but not impaired
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
			(in million pesos)
December 31, 2009
Loans and receivables:
Advances and refundable deposits	849	849	—	—	—	—
Cash and cash equivalents	38,319	38,319	—	—	—	—
Short-term investments	3,338	3,338	—	—	—	—
Corporate subscribers	9,106	1,361	433	198	437	6,677
Retail subscribers	8,026	1,754	1,362	184	246	4,480
Foreign administrations	4,353	1,712	1,320	405	627	289
Domestic carriers	1,267	165	283	293	443	83
Dealers, agents and others	3,927	3,090	332	21	63	421
Held-to-maturity investments:
Investment in debt securities	462	462	—	—	—	—
Available-for-sale financial assets	134	134	—	—	—	—
Held-for-trading:
Short-term investments	486	486	—	—	—	—
Bifurcated embedded derivatives	6	6	—	—	—	—

Total	70,273	51,676	3,730	1,101	1,816	11,950

December 31, 2008
Loans and receivables:
Advances and refundable deposits	840	840	—	—	—	—
Cash and cash equivalents	33,684	33,684	—	—	—	—
Short-term investments	5,964	5,964	—	—	—	—
Corporate subscribers	9,188	1,130	1,024	313	326	6,395
Retail subscribers	8,993	2,007	1,338	266	293	5,089
Foreign administrations	5,916	3,558	1,043	550	326	439
Domestic carriers	877	87	80	87	449	174
Dealers, agents and others	3,271	2,558	48	9	345	311
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	—	—	—	—
Designated at fair value through profit or loss:
Investment in debt securities	193	193	—	—	—	—
Available-for-sale financial assets	131	131	—	—	—	—
Held-for-trading:
Short-term investments	706	706	—	—	—	—
Forward foreign currency options	38	38	—	—	—	—
Forward foreign exchange contracts	16	16	—	—	—	—
Bifurcated embedded derivatives	2	2	—	—	—	—

Total	71,917	53,012	3,533	1,225	1,739	12,408

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
As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. As at December 31, 2009 and 2008, we had acquired a total of 2.7 million shares and 2.0 million shares of PLDT’s common stock, respectively, at a weighted average price of Php2,387 per share and Php2,521 per share, respectively, for a total consideration of Php6,405 million and Php4,973 million, respectively. See Note 8 — Earnings Per Common Share and Note 19 - Equity.
Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.
We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net consolidated debt to equity ratio below 100%.

	2009	2008
	(in million pesos)
Long-term debt, including current portion (Note 20)	96,450	73,358
Notes payable (Note 20)	2,279	553

Total consolidated debt	98,729	73,911
Cash and cash equivalents (Note 15)	(38,319)	(33,684)
Short-term investments	(3,824)	(6,670)

Net consolidated debt	56,586	33,557

Equity attributable to equity holders of PLDT	98,575	105,531

Net consolidated debt to equity ratio	57%	32%

29.	Cash Flow Information

	2009	2008	2007
	(in million pesos)
Non-cash financing activities:
Recognition of asset retirement obligations (Note 21)	17	70	48
Conversion of preferred stock subject to mandatory redemption (Note 20)	9	1,077	313
30.	Subsequent Events
Transfer of Piltel’s Equity Interest in Meralco
On March 1, 2010, Piltel, Metro Pacific Investments Corporation, or MPIC, and Beacon Electric Asset Holdings, Inc., or Beacon, entered into an Omnibus Agreement, or OA. Beacon, formerly known as Rightlight Holdings, Inc., is a newly organized special purpose company with the sole purpose of holding the respective shareholdings in Meralco of Piltel and MPIC. Piltel and MPIC are Philippine affiliates of First Pacific and both hold equity shares in Meralco, see Note 10 - Investments in Associates and Joint Ventures to the accompanying consolidated financial statements for further discussion. Under the OA, Piltel and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.
Investment in Beacon
Prior to the transactions contemplated under the OA, MPIC beneficially owned the entire outstanding capital stock of Beacon consisting of 25,000 common shares of Beacon, with a total par value of Php25,000.
On April 29, 2010, the Philippine SEC approved Beacon’s application to increase its authorized capital stock to Php5 billion consisting of 3 billion common shares with par value of Php1 per share and 2 billion preferred shares with par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon, have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preference shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.
Under the OA, each of Piltel and MPIC has agreed to subscribe to 1,156.5 million common shares of Beacon, for a subscription price of Php20 per share or a total of Php23,130 million. Piltel and MPIC have also agreed that their resulting equity after such subscriptions and Piltel’s purchase from MPIC of 12,500 Beacon common shares will be 50% each of the outstanding common shares of Beacon.
MPIC has additionally agreed to subscribe to 801 million shares of Beacon’s preferred stock for a subscription price of Php10 per share or a total of Php8,010 million.
The completion of the subscription of MPIC to 1,156.5 million common shares and 801 million preferred shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (c) full payment of the subscription price, which was made on March 30, 2010. Consequently, on March 30, 2010, MPIC completed its subscription of 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or Php24,540 million in the aggregate; and (2) Php6,600 million in cash, as further described below in “Transfer of Meralco Shares to Beacon”.

The completion of the subscription of Piltel to 1,156.5 million common shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) Piltel Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; (c) the approval of the shareholders of Piltel, which was obtained on May 7, 2010; and (d) the full payment of the subscription price, which was made on May 12, 2010.
Although Piltel has secured the approval of its shareholders only on May 12, 2010, such approval was deemed to be a formality as Smart owns 99.5% of Piltel’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, Piltel recognized as an asset the deposit for future stock subscription of Php23,130 million for its subscription to 1,156.5 million common shares of Beacon.
The subscription price of Piltel’s and MPIC’s subscription to Beacon shares was offset in full (in the case of Piltel) and in part (in the case of MPIC) against the consideration for the transfer of Meralco shares held by Piltel and MPIC as described below in “Transfer of Meralco Shares to Beacon” section below. In addition, MPIC settled its remaining balance in cash.
Transfer of Meralco Shares to Beacon
Concurrently with the subscription to the Beacon shares described above, Beacon agreed to purchase 154.2 million and 163.6 million Meralco shares, or the Transferred Shares, from Piltel and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the Piltel Meralco shares and Php24,540 million for the MPIC Meralco shares.
The completion of the sale of the MPIC Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) release of the pledge over the MPIC Meralco shares, which was completed on March 30, 2010. Consequently, on March 30, 2010, MPIC transferred 163.6 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php24,540 million.
The completion of the sale of the Piltel Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) Piltel Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) the approval of the shareholders of Piltel, which was obtained on May 7, 2010. Consequently, on May 12, 2010, Piltel transferred 154.2 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php23,130 million. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.
Although Piltel has secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of Piltel’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PLDT recognized a Php15,084 million investment in Beacon representing the proportionate carrying cost of the 154.2 million Meralco shares transferred to Beacon under the OA.
Subject to rights over certain property dividends that may be declared or distributed in respect of the approximately 317.8 million Transferred Shares, which will be assigned to FPHC if the Call Option (as discussed below), is exercised, the rights, title and interest that will be transferred to Beacon by MPIC and Piltel in respect of the approximately 317.8 million Transferred Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Transferred Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of all of the foregoing.

Piltel may, at some future time and under such terms and conditions as may be agreed by Piltel and Beacon, transfer to Beacon its remaining 68.8 million Meralco common shares.
Call Option
Under the OA, MPIC has assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco currently held by FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC have executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.
The Call Option is exercisable at the option of Beacon during the period from March 15, 2010 until midnight of May 15, 2010. The exercise price for the Option Shares is Php300 per share or an aggregate exercise price of Php22,410 million. Beacon exercised the Call Option on March 30, 2010 and FPHC transferred the 74.7 million shares of Meralco common stock to Beacon in consideration of the payment by Beacon of Php22,410 million in cash on March 30, 2010.
Subject to rights over certain property dividends that may be declared or payable in respect of the 74.7 million shares of Meralco common stock, which are retained by FPHC following the Call Option exercise, the rights, title and interest transferred to Beacon by FPHC in respect of the Option Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Option Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights hereafter accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of any sale or disposition of any of the foregoing.
Property Dividends
With respect to the approximately 317.8 million Transferred Shares, the remaining 68.8 million Meralco common shares held by Piltel and the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, certain property dividends that may be declared on such shares.
Governance Arrangements
Beacon, Piltel and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure will result in a jointly-controlled entity.
On March 30, 2010, Beacon also entered into an Php18 billion ten-year corporate notes facility with First Metro Investment Corporation and PNB Capital and Investment Corporation as joint lead arrangers and various local financial institutions as noteholders. The proceeds of the notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option. As at March 31, 2010, the amount drawn under this facility amounted to Php16,200 million (Php16,014 million, net of debt issuance cost of Php186 million); the remaining undrawn balance amounted to Php1,800 million.
As at March 31, 2010, Beacon held 392.5 million Meralco common shares representing approximately 34.8% equity interest in Meralco. The market value of Beacon’s investment in Meralco as at March 31, 2010, based on a quoted price of Php176 per share amounted to Php69,081 million.
Corporate Merger of Vocativ, Parlance and Ventus
On June 26, 2009, ePLDT’s Board of Directors approved the plan for merger of its wholly-owned subsidiaries, Vocativ and Parlance, as the absorbed companies, and Ventus, as the surviving entity. The Articles and Plan of Merger was approved by the Philippine SEC on April 8, 2010.

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
May 13, 2010

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