Form 20-F
period 2010-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2011-03-30
CIK 78150

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 –
For the fiscal year ended December 31, 2010
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
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered
Common Capital Stock, Par Value Five Philippine Pesos Per Share	New York Stock Exchange*

American Depositary Shares, evidenced by American Depositary Receipts, each representing one share of Common Capital Stock	New York Stock Exchange

* Registered on the New York Stock Exchange not for trading but only in connection with the registration of American Depositary Shares, or ADSs, pursuant to the requirements of such stock exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
11.375% Notes due 2012
8.350% Notes due 2017
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report.
As at December 31, 2010:
186,756,438 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
441,887,387 shares of Serial Preferred Stock, Par Value Ten Philippine Pesos Per Share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☑ No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (of for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP ☐
     International Financial Reporting Standards as issued by the International Accounting Standards Board ☑
     Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐ Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

i

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
     In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States, all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan, and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php43.81 to US$1.00 on December 31, 2010. On March 29, 2011, the volume weighted average exchange rate quoted was Php43.53 to US$1.00.
     In this report, each reference to:
•	3rd Brand means 3rd Brand Pte. Ltd., an 85.0%-owned subsidiary of SCH;

•	ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, a wholly-owned subsidiary of PLDT;

•	ADRs mean American Depositary Receipts;

•	AIL means ACeS International Limited, a 36.99%-owned associate of ACeS Philippines;

•	Airborne Access means Airborne Access Corporation, a 99.4%-owned subsidiary of SBI;

•	ARPU means average revenue per user;

•	BayanTel means Bayan Telecommunication, Inc.;

•	BayanTrade means BayanTrade, Inc. (formerly BayanTrade Dotcom, Inc.), a 93.5%-owned subsidiary of ePLDT;

•	BCC means Bonifacio Communications Corporation, a 75.0%-owned subsidiary of PLDT;

•	Beacon means Beacon Electric Asset Holdings, Inc., 50.0%-owned by PCEV;

•	BIR means Bureau of Internal Revenue;

•	BOW means Blue Ocean Wireless, a 51.0%-owned subsidiary of SCH;

•	BPO means business process outsourcing;

•	BSP means Bangko Sentral ng Pilipinas;

•	BTS means base transceiver station;

•	CBA means collective bargaining agreement;

•	CG Manual means PLDT Manual on Corporate Governance;

•	CGO means Corporate Governance Office;

•	ClarkTel means PLDT Clark Telecom, Inc., a wholly-owned subsidiary of PLDT;

•	CMTS means cellular mobile telephone system;

•	Code of Ethics means PLDT’s Code of Business Conduct and Ethics;

•	CPCN means Certificate of Public Convenience and Necessity;

•	CSRs mean customer service representatives;

•	CURE means Connectivity Unlimited Resource Enterprise, Inc., a wholly-owned subsidiary of FHI;

•	CyMed means CyMed, Inc., a wholly-owned subsidiary of SPi;

•	DFON means domestic fiber optic network;

•	Digital Paradise means Digital Paradise, Inc., a 75.0%-owned subsidiary of ePLDT;

•	Digitel means Digital Telecommunications Philippines, Inc.;

•	DSL means digital subscriber line;

•	ECC means the Executive Compensation Committee;

•	ePLDT means ePLDT, Inc., a wholly-owned subsidiary of PLDT;

•	First Pacific means First Pacific Company Limited;

•	First Pacific Group means First Pacific and its affiliates;

•	FHI means Francom Holdings, Inc., a wholly-owned subsidiary of Smart;

•	FPHC means First Philippine Holdings Corporation;

•	FPUC means First Philippine Utilities Corporation;

•	GAAP means generally accepted accounting principles;

•	Globe means Globe Telecom, Inc.;

•	GNC means the Governance and Nomination Committee;

•	GSM means global system for mobile communications;

•	HB means House Bill;

•	I-Contacts means I-Contacts Corporation, a wholly-owned subsidiary of Smart;

•	ICT means information and communications technology;

•	IFRS means International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	Infocom means Infocom Technologies, Inc., a 99.6%-owned subsidiary of ePLDT;

•	IP means internet protocol;

•	ISP means internet service providers;

•	Laguna Medical means Laguna Medical Systems, Inc., a wholly-owned subsidiary of SPi;

•	LEC means local exchange carrier;

•	Level Up! means Level Up!, Inc., a 57.5%-owned subsidiary of ePLDT;

•	LTIP means long-term incentive plan;

•	Mabuhay Satellite means Mabuhay Satellite Corporation, a 67.0%-owned subsidiary of PLDT;

•	Maratel means PLDT-Maratel, Inc., a 97.8%-owned subsidiary of PLDT;

•	Meralco means Manila Electric Company;

•	MPIC means Metro Pacific Investments Corporation, a subsidiary of First Pacific;

•	MPRI means Metro Pacific Resources, Inc.;

•	netGames means netGames, Inc., a 57.5%-owned subsidiary of ePLDT;

•	NGN means Next Generation Network;

•	NTC means the National Telecommunications Commission of the Philippines;

•	NTT means Nippon Telegraph and Telephone Corporation;

•	NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;

•	NTT DoCoMo means NTT DoCoMo, Inc., a majority-owned and publicly traded subsidiary of NTT;

•	NTTC-UK means NTT Communications Capital (UK) Ltd., a wholly-owned subsidiary of NTT Communications;

•	NYSE means New York Stock Exchange;

•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;

•	Parlance means Parlance Systems, Inc., merged with SPi CRM and Vocativ on April 8, 2010, wherein SPi CRM is the surviving entity;

•	PCD means PCD Nominee Corporation;

•	PCEV means PLDT Communications and Energy Ventures, Inc., (formerly known as Pilipino Telephone Corporation, or Piltel), a 99.5%-owned subsidiary of Smart;

•	PDSI means Primeworld Digital Systems, Inc., a wholly-owned subsidiary of Smart;

•	PFRS means Philippine Financial Reporting Standards;

•	PGCI means Philippine Global Communications, Inc.;

•	PHC means PH Communications Holdings Corporation, a wholly-owned subsidiary of Smart;

•	Philcom means PLDT-Philcom, Inc., a wholly-owned subsidiary of PLDT;

•	Philippine SEC means the Philippine Securities and Exchange Commission;

•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;

•	PLDT Global means PLDT Global Corporation, a wholly-owned subsidiary of PLDT;

•	PLP means PLDT Landline Plus;

•	PSE means the Philippine Stock Exchange, Inc.;

•	PTIC means Philippine Telecommunications Investment Corporation;

•	SBI means Smart Broadband, Inc., a wholly-owned subsidiary of Smart;

•	SCH means SmartConnect Holdings Pte. Ltd., a wholly-owned subsidiary of Smart;

•	SGP means SmartConnect Global Pte. Ltd., a wholly-owned subsidiary of SCH;

•	SHI means Smarthub, Inc., a wholly-owned subsidiary of Smart;

•	SIM means subscriber identification module;

•	Smart means Smart Communications, Inc., a wholly-owned subsidiary of PLDT;

•	SMHC means Smart Money Holdings Corporation, a wholly-owned subsidiary of Smart;

•	SMI means Smart Money, Inc., a wholly-owned subsidiary of SMHC;

•	SMS means short messaging service;

•	SNMI means Smart-NTT Multimedia, Inc., a wholly-owned subsidiary of PLDT;

•	SPi CRM means SPi CRM Inc., (formerly known as ePLDT Ventus, Inc., or Ventus), the surviving entity of a merger with Vocativ and Parlance on April 8, 2010, a wholly-owned subsidiary of ePLDT;

•	SPi means SPi Technologies, Inc., a wholly-owned subsidiary of ePLDT;

•	SPi Group means SPi and its subsidiaries;

•	Springfield means Springfield Service Corporation, a wholly-owned subsidiary of SPi;

•	SRC means the Securities Regulation Code of the Philippines;

•	SRF means supervision and regulation fees;

•	SubicTel means PLDT Subic Telecom, Inc., a wholly-owned subsidiary of PLDT;

•	TSC means the Technology Strategy Committee;

•	TSI means Telecoms Solutions, Inc., a wholly-owned subsidiary of SMHC;

•	U.S. SEC means the United States Securities and Exchange Commission;

•	VAS means value-added service;

•	VAT means value-added tax;

•	Vocativ means Vocativ Systems, Inc., merged with SPi CRM and Parlance on April 8, 2010, wherein SPi CRM became the surviving entity;

•	VoIP means voice over internet protocol;

•	WAP means wireless application protocol;

•	WCI means Wireless Card, Inc., a wholly-owned subsidiary of Smart;

•	W-CDMA means wideband-code division multiple access; and

•	Wolfpac means Wolfpac Mobile, Inc., a wholly-owned subsidiary of Smart.
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

PRESENTATION OF FINANCIAL INFORMATION
     Our consolidated financial statements as at December 31, 2010 and 2009 and for the three years ended December 31, 2010, 2009 and 2008, included in this annual report on Form 20-F have been prepared in conformity with IFRS. We adopted IFRS effective as at and for the fiscal year ended December 31, 2007 by applying IFRS 1: First-Time Adoption of International Financial Reporting Standards. Our consolidated financial statements as at and for the year ended December 31, 2006 were originally prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and were restated in accordance with IFRS for comparative purposes only.
     In accordance with rule amendments adopted by the U.S. SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP.
PART I
Item 1. Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Performance Indicators
     We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.
     Adjusted EBITDA
     Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) — net, gains (losses) on derivative financial instruments — net, provision for (benefit from) income tax and other income. Adjusted EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Adjusted EBITDA is presented also a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector. We also present adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with IFRS or GAAP in the United States. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with IFRS. Unlike net income, adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Our calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.
     A reconciliation of our consolidated adjusted EBITDA to our consolidated net income for the years ended December 31, 2010, 2009 and 2008 is presented in Item 5. “Operating Financial Review and Prospects — Management’s Financial Review” and Note 4 — Operating Segment Information to the accompanying consolidated financial statements in Item 18.

     Core Income
     Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to non-controlling interests), excluding foreign exchange gains (losses) — net, gains (losses) on derivative financial instruments — net, asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. The core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2010, 2009 and 2008 is presented in Item 5. “Operating Financial Review and Prospects — Management’s Financial Review” and Note 4 — Operating Segment Information to the accompanying consolidated financial statements in Item 18.
Selected Financial Data
     The selected consolidated financial information below as at December 31, 2010 and 2009 and for the three years ended December 31, 2010, 2009 and 2008, should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes, included elsewhere in Item 18 in this annual report. As disclosed above under “Presentation of Financial Information”, our consolidated financial statements as at and for the years ended December 31, 2010, 2009, 2008 and 2007 have been prepared and presented in conformity with IFRS and our consolidated financial statements for the year ended December 31, 2006, which were originally prepared in accordance with U.S. GAAP, have been restated in accordance with IFRS for comparative purposes only.

Amounts in conformity with IFRS:

	2010(1)			2010			2009			2008			2007			2006
	(in millions, except earnings per common share amounts, weighted average number of common shares, ratio of earnings to
	fixed charges and dividends declared per common share amounts)
Statements of Operating Data:
Revenues	US$	3,297		Php	144,459		Php	147,993		Php	145,837		Php	138,704		Php	127,508
Service revenues		3,247			142,242			145,567			142,873			135,478			124,988
Non-service revenues		51			2,217			2,426			2,964			3,226			2,520
Expenses		2,029			88,903			90,111			85,786			83,587			82,003
Net income for the year		919			40,259			40,095			34,976			39,274			32,581
Earnings per common share for the year attributable to equity holders of PLDT
Basic		4.86			212.85			210.38			179.96			205.84			173.10
Diluted		4.86			212.85			210.36			179.95			204.88			173.01
Balance Sheets Data:
Cash and cash equivalents		837			36,678			38,319			33,684			17,447			16,870
Total assets		6,341			277,815			280,148			252,558			240,158			241,904
Total long-term debt — net of current portion		1,732			75,879			86,066			58,899			53,372			63,769
Total debt(2)		2,046			89,646			98,729			73,911			60,640			80,154
Total liabilities		4,118			180,430			181,023			145,589			127,813			139,052
Total equity		2,223			97,385			99,125			106,969			112,345			102,853
Weighted average number of common shares for the year (in thousands)		—			186,790			186,916			188,163			188,656			184,456
Other Data:
Depreciation and amortization		600			26,277			25,607			24,709			28,613			31,869
Ratio of earnings to fixed charges(3)		7.4	x		7.4	x		7.7	x		8.0	x		8.3	x		4.6	x
Net cash provided by operating activities		1,764			77,260			74,386			78,302			77,418			69,211
Net cash used in investing activities		531			23,283			49,132			17,014			31,319			35,790
Net cash used in financing activities		1,263			55,322			20,293			45,464			44,819			45,900
Dividends declared to common shareholders		934			40,909			38,758			36,578			28,299			14,459
Dividends declared per common share		5.00			219.00			207.00			194.00			150.00			78.00

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2010, has been translated into U.S. dollars at the exchange rate of Php43.81 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2010. This translation should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)	Total debt represents current portion of long-term debt, long-term debt — net of current portion and notes payable.

(3)	For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest; (2) preference security dividend requirements of consolidated subsidiaries; and (3) the non-controlling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

“Fixed charges” consist of interest expense and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

Capital Stock
     The following table summarizes PLDT’s capital stock issued as at December 31, 2010 and 2009:

	December 31,
	2010		2009
	(in millions)
Serial Preferred Stock
10% Cumulative Convertible Preferred Stock
A to HH	Php	4,059	Php	4,056
Cumulative Non-convertible Redeemable Preferred Stock
Series IV		360		360

	Php	4,419	Php	4,416

Common Stock	Php	947	Php	947

Dividends Declared
     The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2008, 2009 and 2010:

		Date		Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in pesos)	(in million pesos)
2008	August 5, 2008	August 22, 2008	September 22, 2008	70	13,140
2008	March 3, 2009	March 18, 2009	April 21, 2009	70	13,124
2008	March 3, 2009	March 18, 2009	April 21, 2009	60	11,250

				200	37,514

2009	August 4, 2009	August 20, 2009	September 22, 2009	77	14,384
2009	March 2, 2010	March 17, 2010	April 20, 2010	76	14,197
2009	March 2, 2010	March 17, 2010	April 20, 2010	65	12,142

				218	40,723

2010	August 3, 2010	August 19, 2010	September 21, 2010	78	14,570
2010	March 1, 2011	March 16, 2011	April 19, 2011	78	14,567
2010	March 1, 2011	March 16, 2011	April 19, 2011	66	12,326

				222	41,463

     Our current policy is to declare and pay dividends taking into consideration the interests of our shareholders as well as our working capital, capital expenditures and debt servicing requirements. Also taken into consideration are our ability to meet loan covenant requirements in the declaration and payment of dividends as discussed in Note 19 — Equity and Note 20 — Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18. The retention of earnings is necessary to meet the funding requirements of our business expansion and development programs. Unappropriated retained earnings of PLDT include undistributed earnings representing accumulated equity in the net earnings of our subsidiaries, which are not available for distribution as dividends until received in the form of dividends from such subsidiaries. See Note 19 — Equity to the accompanying consolidated financial statements in Item 18. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines which acts as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rates, and remits the dollar proceeds abroad, net of applicable withholding tax.

Dividends Paid
     A summary of dividends paid per share of PLDT’s common stock stated in both Philippine peso and U.S. dollars follows:

	In Philippine Peso	In U.S. Dollars
2006	78.00	1.54
2007	150.00	3.26
2008	194.00	4.47
Regular Dividend — April 21, 2008	68.00	1.62
Regular Dividend — September 22, 2008	70.00	1.51
Special Dividend — April 21, 2008	56.00	1.34
2009	207.00	4.30
Regular Dividend — April 21, 2009	70.00	1.45
Regular Dividend — September 22, 2009	77.00	1.62
Special Dividend — April 21, 2009	60.00	1.24
2010	219.00	4.95
Regular Dividend — April 20, 2010	76.00	1.71
Regular Dividend — September 21, 2010	78.00	1.78
Special Dividend — April 20, 2010	65.00	1.46
     Dividends on PLDT’s common stock were declared and paid in Philippine pesos. For the convenience of the reader, the Philippine peso dividends are translated into U.S. dollars based on the Philippine Dealing System Reference Rate on the respective dates of dividend payments.
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
     The following shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in Philippine pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End		Average(1)		High(2)		Low(3)
2006	Php	49.05	Php	51.17	Php	49.05	Php	53.59
2007		41.41		45.88		41.14		49.16
2008		47.65		44.71		40.36		49.98
2009		46.43		47.82		45.95		49.06
2010		43.81		45.10		42.52		46.98
2011 (through March 29, 2011)		43.53		43.80		43.30		44.59

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

(2)	Highest exchange rate for the period.

(3)	Lowest exchange rate for the period.

	Month
	Period End		Average(1)		High(2)		Low(3)
2010
October	Php	43.06	Php	43.40	Php	43.06	Php	43.89
November		44.15		43.55		42.52		44.26
December		43.81		43.94		43.65		44.38
2011
January		44.31		44.20		43.71		44.59
February		43.68		43.67		43.36		44.21
March (through March 29, 2011)		43.53		43.51		43.30		43.95

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates during the month.

(2)	Highest exchange rate for the month.

(3)	Lowest exchange rate for the month.

     This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the Philippine Dealing System Reference Rate as at December 31, 2010 of Php43.81 to US$1.00. You should not assume that such Philippine peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at March 29, 2011, the exchange rate quoted through the Philippine Dealing System was Php43.53 to US$1.00. The weighted average exchange rate of the Philippine peso to the U.S. dollar for a year used in the succeeding discussions in this report was calculated using the average of the daily exchange rates quoted through the Philippine Dealing System during the year.
Capitalization and Indebtedness
Not applicable.
Reasons for the Offer and Use of Proceeds
Not applicable.
Risk Factors
You should consider carefully all of the information in this annual report, including the risks and uncertainties described below. If any of the following risks actually occurs, it could have a material adverse effect on our business, financial condition or results of operations and the trading price of our ADSs, could decline and you could lose all or part of your investment.
Risks Relating to Us
We face competition from well-established telecommunications operators and may face competition from new entrants that may adversely affect our business, results of operations, financial condition and prospects.
     In 1993, the Philippine government liberalized the Philippine telecommunications industry and opened the Philippine telecommunications market to new entrants. Including the PLDT Group, there are four major LECs, 11 international gateway facility providers and three major cellular service providers in the country. Many entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support, as well as service innovations and marketing strategies. We cannot assure you that the number of providers of telecommunication services will not further increase or that competition for telecommunications customers will not cause our cellular and fixed line subscribers to switch to other operators or cause us to increase our marketing expenditures or reduce our rates resulting in a reduction in our profitability.
     Competition in the cellular telecommunications industry in the Philippines is based primarily on factors such as network coverage, quality of service, product offerings, and price. Recently, competition has increased as operators sought to develop and maintain revenue market share and to attract new subscribers. Our principal cellular competitors, Globe and Digitel, with its Sun Cellular brand, have introduced aggressive marketing campaigns and promotions, such as unlimited voice and SMS offers. In addition, the government may allocate additional frequencies and award additional cellular telecommunications licenses in the future, which could lead to increased competition.
     As a result of the competitive environment, Smart has not increased its cellular rates since November 1998. Moreover, the level of competition requires Smart to continuously innovate its products and to conduct promotions, which may affect its cellular revenues and revenue growth. For example, in response to fixed rate or “bucket plans” for voice and text services launched by its competitors, Smart launched promotions pursuant to which Smart Buddy and Talk ‘N Text prepaid subscribers had the option to avail themselves of unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messages at a fixed rate.
     We cannot assure you that the additional marketing expenses incurred by us for these promotions, nor can we assure you that, in response to rate pressures from our competitors, the potential loss of customers or the increase in capital expenditures required for our continued capacity expansion necessary to accommodate the continued

increases expected in call and text volumes as a result of unlimited voice/text offers will not have a material adverse effect on our financial performance.
The cellular telecommunications industry may not continue to grow.
     The majority of our total revenues is currently derived from cellular services. As a result, we depend on the continued development and growth of the cellular telecommunications industry. The cellular penetration rate in the Philippines is estimated to have reached about 94%, counting multiple SIM card ownership. The growth of the cellular communications market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices, the price levels of cellular handsets, consumer preferences and amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for cellular services could harm our business.
Rapid changes in telecommunications technology may adversely affect the economics of our existing businesses and the value of our assets, increase our required capital expenditures and create new competition.
     The telecommunications sector has been characterized by rapid technological changes. We cannot assure you that these developments will not result in competition from providers of new services or the need to make substantial capital expenditures to upgrade our facilities. Furthermore, the NTC has issued to Smart and our competitors licenses covering 3G cellular services, and we have made significant investments in the roll out of these services. We are also continuing to upgrade our fixed line network to a next generation, all-IP network and rolling out a wireless broadband network in order to expand our capability to provide broadband services. We have begun upgrading and modernizing our wireless network in order to achieve greater operating and cost-efficiencies. However, these projects require and will continue to require significant capital expenditures over the next few years.
     In addition, we now face growing competition not just from other telcos but also from the so-called “over-the-top” service providers that offer social networking, instant messaging and VoIP services.
     Our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer services that meet customer demands on a competitive and timely basis. We may be unable to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate or effective manner. Future development of new technologies, services or standards could require significant changes to our business model, could negatively impact our existing businesses and could necessitate new investments. In addition, new products and services may be expensive to develop and may result in increased competition. Such strategic initiatives and technological developments could require us to incur significant additional capital expenditures. We cannot assure you that we would be able to adopt or successfully implement new technologies. In addition, there can be no assurance on how emerging and future technological changes will affect our operations or the competitiveness of our services.
Our results of operations and our financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar.
     A substantial portion of our indebtedness, related interest expenses, our capital expenditures and a portion of our expenses are denominated in U.S. dollars and other foreign currencies, while a significant portion of our revenues is denominated in Philippine pesos. Approximately 43% of our total consolidated indebtedness was foreign currency-denominated of which approximately 30% was unhedged as at December 31, 2010.
     A depreciation of the Philippine peso against the U.S. dollar increases the amount of our U.S. dollar-denominated debt obligations and operating and interest expenses in Philippine peso terms. In the event that the Philippine peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations and other means to offset the resulting increase in our obligations in Philippine peso terms. Moreover, a depreciation of the Philippine peso against the U.S. dollar may result in our recognition of significant foreign exchange losses, which could materially and adversely affect our results of operations. A depreciation of the Philippine peso could also cause us not to be in compliance with the financial covenants imposed on us by our lenders under certain loan agreements and other indebtedness. Further, fluctuations in the Philippine peso value and of interest rates impact the mark-to-market gains/losses of certain of our financial debt instruments, which were designated as non-hedged items.
     On the other hand, approximately 26% of PLDT Group’s consolidated service revenues are either denominated in U.S. dollars and/or are linked to the U.S. dollar. In this respect, an appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreases our revenues, and consequently, our cash flow from operations in Philippine peso terms.
     The Philippine peso has been subject to significant fluctuations in recent years. From 2003 to 2004, the Philippine peso depreciated from a high of Php52.02 on May 8, 2003 to a low of Php56.44 on October 14, 2004. While the Philippine peso appreciated in 2005, 2006 and 2007, it depreciated in 2008 to a low of Php49.98 and closed at Php47.65 as at December 31, 2008. In 2009, the Philippine peso again appreciated to a high of Php45.95 and closed at Php46.43 as at December 31, 2009 and continued to appreciate to a high of Php42.52 and closed at Php43.81 as at December 31, 2010. We cannot assure you that the Philippine peso will not depreciate and be subjected to significant fluctuations going forward due to a range of factors, including:
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
Our results of operations have been, and may continue to be, adversely affected by competition in, and the emergence of new services, which may put additional pressures on, our traditional international and national long distance services.
     The international long distance business has historically been one of our major sources of revenue. However, due to competition and the steep decline in international settlement rates that are paid to us by foreign telecommunications carriers for termination of international calls on our network, revenues generated from our international long distance business have declined in recent years.
     We anticipate that revenues from international long distance services will continue to decline in the future, primarily due to:
•	increases in competition from other domestic and international telecommunications providers;

•	advances in technology;

•	alternative providers offering internet telephony, also known as VoIP, and broadband capacity; and

•	unauthorized traffic termination and bypass routings by international simple resale operators.
     The continued increase in cellular penetration in the Philippines and the prevalence of SMS have negatively impacted our national long distance business in recent years. Although revenues from data and other services have grown significantly in recent years compensating for declines in our traditional fixed line businesses, there can be no assurance that we will be able to generate new revenue streams that may fully offset the declines in our traditional fixed line long distance businesses or that these declines will not materially and adversely affect our financial performance.
     Net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries have been our predominant source of foreign currency revenues. However, in U.S. dollar terms, these payments have been declining in recent years. A continued decline in our foreign currency revenues could increase our exposure to risks from possible future declines in the value of the Philippine peso against the U.S. dollar. We cannot assure you that we will be able to adequately increase our other revenues to make up for any adverse impact of a further decline in our net settlement payments.

We may not be successful in our acquisitions of and investments in other companies and businesses, and may therefore be unable to fully implement our business strategy.
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
     Any of our contemplated acquisitions and investments may not be consummated due to reasons or factors beyond our control. Even if any contemplated acquisitions and investments are consummated, we may not be able to realize any or all of the anticipated benefits of such acquisitions and investments and we cannot assure you that the consummation of such acquisitions and investments will not result in losses for us for a prolonged period of time. Moreover, if we are unsuccessful in our contemplated acquisitions and investments, we may not be able to fully implement our business strategy to maintain or grow certain of our businesses and our results of operations and financial position could be materially and adversely affected.
Our debt instruments contain restrictive covenants which require us to maintain certain financial tests and our indebtedness could impair our ability to fulfill our financial obligations, service our other debt and carry out new financings.
     As at December 31, 2010, we had consolidated total indebtedness of Php89,646 million (US$2,046 million), and a consolidated ratio of debt to equity (total debt on a consolidated basis divided by total equity attributable to equity holders of PLDT) of 0.9x. Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios, and other financial tests, calculated on the basis of PFRS on a consolidated and non-consolidated basis, and limit our ability to incur indebtedness. For a description of some of these covenants, see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities — Debt Covenants.”
     Our indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, they could require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements.
     The principal factors that can negatively affect our ability to comply with the financial ratios and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. Approximately 43% of our total consolidated debts were denominated in foreign currencies as at December 31, 2010, principally in U.S. dollars, many of these financial ratios and other tests are expected to be negatively affected by any weakening of the Philippine peso.
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
Our subsidiaries could be limited in their ability to pay dividends to us due to internal cash requirements and their creditors having superior claims over their assets and cash flows, which could materially and adversely affect our financial condition.
     A majority of our total revenues and cash flow from operations is derived from our subsidiaries, particularly Smart. Smart has significant internal cash requirements for debt service, capital expenditures and operating expenses and as a result, may be financially unable to pay any dividends to PLDT. Although Smart has been making dividend payments to PLDT regularly since December 2002, there can be no assurance that PLDT will continue to receive these dividends or other distributions, or otherwise be able to derive liquidity from Smart or any other subsidiary or investee in the future.
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
Our businesses require substantial capital investment, which we may not be able to finance.
     Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment. Our consolidated capital expenditures totaled Php28,766 million and Php28,069 million in 2010 and 2009, respectively. Our 2011 budget for consolidated capital expenditures is approximately Php34.4 billion, of which approximately Php13.5 billion is budgeted to be spent by PLDT and approximately Php19.5 billion is budgeted to be spent by Smart; the balance represents the budgeted capital spending of our other subsidiaries. PLDT’s capital spending is intended principally to finance the continued build-out and upgrade of its broadband data and IP infrastructures and for its fixed line data services and the maintenance of its network. Smart’s capital spending is focused on expanding and upgrading its transmission network from the backbone up to last mile facilities to meet anticipated increased demand for cellular and broadband services in a highly-competitive playing field, including improvement of quality and subscriber experience, expansion of capacity and its accelerated network modernization program in order to achieve a greater operational and cost efficiencies.
     Future strategic initiatives could require us to incur significant additional capital expenditures. We may be required to finance a portion of our future capital expenditures from external financing sources, which have not yet been fully arranged. There can be no assurance that financing for new projects will be available on terms acceptable to us. If we cannot complete our development programs and other capital projects, our growth, results of operations and financial condition could be materially and adversely affected.
Our businesses depend on the reliability of our network infrastructure which is subject to physical, technological and other risks.
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
     The occurrence of any of these risks could have a material adverse effect on our ability to provide services to customers. While we are undertaking initiatives to prevent and/or mitigate the occurrence of said risks, including the preparation of a disaster recovery plan that aims to allow restoration of service at the earliest possible time from occurrence of an incident, there can be no assurance that these risks will not occur or that our initiatives will be effective should such risks occur.
A significant number of PLDT’s shares are held by three shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT.
     The First Pacific Group has beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at February 28, 2011. This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership.
     Pursuant to publicly available filings made with the PSE, as at February 28, 2011, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of PLDT’s outstanding common stock. First Pacific and certain of its affiliates, or the FP Parties, NTT Communications, NTT DoCoMo and PLDT entered into a Cooperation Agreement, dated January 31, 2006, pursuant to which, among other things, certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, or the Strategic Agreement, and the Shareholders Agreement dated March 24, 2000, or the Shareholders Agreement, were extended to NTT DoCoMo. See Item 7. “Major Shareholders and Related Party Transactions” for further details regarding the shareholdings of NTT Communications and NTT DoCoMo in PLDT. As a result of the Cooperation Agreement, NTT Communications and NTT DoCoMo, in coordination with each other, have contractual veto rights over a number of major decisions and transactions that PLDT could make or enter into, including:
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
     Moreover, as a result of the Shareholders Agreement, the Cooperation Agreement and their respective stockholdings, the FP Parties and/or, NTT Communications and/or NTT DoCoMo are able to influence our actions and corporate governance, including:
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
If a major shareholder sells its interest in PLDT, the transaction may result in an event of default under certain circumstances.
     If First Pacific Group or NTT Communications sells all or a portion of their equity interest in PLDT, under certain circumstances, such sale may give rise to an obligation for PLDT to make an offer to purchase its outstanding debt under its US$250 million 11.375% notes due 2012. As at December 31, 2010, Php6,387 million in principal amount of PLDT’s indebtedness is directly subject to a redemption upon any change in the major shareholding of PLDT or to an offer to purchase requirement. In such event, if PLDT fails to complete an offer to purchase the affected debts, all of its debt could become immediately due and payable as a result of various cross-default and acceleration provisions.
The franchise of Smart may be revoked due to its failure to conduct a public offering of its shares.
     In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act of the Philippines, Republic Act, or R.A., 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares within a period of five years from: (a) the date the law became effective; or (b) the entity’s first start of commercial operations, whichever date is later. As the timeframe has lapsed without Smart having conducted a public offering of its shares, the Philippine Congress may revoke the franchise of Smart for its failure to comply with the requirement under R.A. 7925 on the public offering of its shares. A quo warranto case may also be filed against Smart by the Office of the Solicitor General of the Philippines for the revocation of the franchise of Smart on the ground of violation of R.A. 7925.
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
Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes.
     We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress. Additionally, PLDT operates pursuant to various provisional authorities and CPCNs, which were granted by the NTC and will expire between now and 2028. For a description of our licenses, see Item 4.

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
     The NTC also regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services. We cannot assure you that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or reduction in our total revenues or profitability. In addition, the NTC could adopt changes to the regulations governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers that could have a material adverse effect on our results of operations.
     The PLDT Group is also subject to a number of national and local taxes. We cannot assure you that PLDT Group will not be subject to new and/or additional taxes and that PLDT Group would be able to impose additional charges or fees to compensate for the imposition of such taxes.
     There are bills in the 14th Philippine Congress which propose to tax telecommunications services. HB No. 1469 proposes to re-impose a 5% franchise tax on gross receipts of telephone and telegraph services in lieu of the VAT. HB No. 1560, which proposes to impose a franchise tax of 3.5% in the first year and 7% thereafter on gross receipts of telecommunications and broadcast companies, in lieu of the VAT. Other bills filed proposed to tax or regulate fees for telecommunications services. Among them, a proposed tax on mobile phone companies on all text entries to text games; a Php0.50 specific tax on each SMS to be borne by the cellular phone companies; and a 10% ad valorem tax on all cellular phone calls using 3G, a proposal to prohibit telecommunications companies from imposing fees and/or charges on text messaging between subscribers of the same telecommunications company and providing for free text messages until the prepaid load has been fully consumed.
     The Committee on Oversight of Congress also held discussions on the possibility of linking up the BIR and NTC with the telecommunications companies through an electronic “metering device,” which discussions led to a proposal to impose an additional Php0.10 tax on text messaging.
     In the Upper House, Senate Bill No. 2402 proposes to establish a Health and Education Acceleration Program Fund for special projects on educational development from the proceeds of income tax imposed on telecommunications companies at the rate of 20% of their gross receipts from short messaging service or text sent from and through their networks which would be remitted to the fund for a period of five years. This tax may not be passed on to consumers. Under the proposed bill, telecommunications companies shall no longer pay for the regular income tax on their income from these transactions during the five-year period that the special gross receipts tax on text messaging is imposed. The income tax scheme for text messaging shall revert to the regular income tax for corporations after the five-year period. Moreover, the bill proposes to allow telecommunications companies to deduct 10% of the tax remitted to the fund from their other income as ordinary business expense over a period of ten years. See Item 4. “Information on the Company — Licenses and Regulations — Material Effects of Regulation on our Business”. If any of these bills are enacted into law, such legislation could have a material adverse effect on our results of operations and financial condition. We cannot assure you that we would be able to impose additional charges or fees to compensate for the imposition of such taxes or charges, or for the loss of fees and/or charges. The 15th Philippine Congress from June 2010 to June 2013, requested Smart to attend a hearing concerning HB No. 1224 or the Corporate Social Responsibility Act Bill filed by Rep. Gloria Macapagal-Arroyo and Rep. Diosdado Macapagal-Arroyo. However, both the Upper House and Lower House have pending bills concerning Anti-Trust, Competition and the setting up of a Fair Trade Commission. The PLDT Group has submitted its position papers on both matters.

The NTC may implement proposed changes in existing regulations and introduce new regulations, which may result in increased competition and/or changes in rates, each of which could have material adverse effects on our revenues and profitability.
     The NTC may regulate the rates and manner in which we charge the customers of our business.
     For example, on July 3, 2009, NTC issued Memorandum Circular No. 03-07-2009 promulgating an extension of expiration of prepaid loads from two months to various expiration periods ranging from three days to 120 days. Smart has been implementing the new validity period of prepaid loads since July 19, 2009.
     In addition, on July 7, 2009, the NTC issued another Memorandum Circular No. 04-07-2009, further amending the Memorandum Circular No. 03-03-2005A (Rules and Regulation on Broadcast Messaging), which prohibits content and/or information providers from initiating push messages. The Memorandum Circular No. 04-07-2009, further provides that subscribers must be the party to take the initiative with the public telecommunications entities and/or content providers to initiate any service and requires that a notification be sent to subscribers to give subscribers an option whether to continue with the availed service.
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

     During the last quarter of 2010, the NTC has begun holding public hearings on a proposed Memorandum Order concerning the minimum speed of broadband internet.
     We cannot assure you that the NTC will not impose changes to the current regulatory framework, which could lead to increased competition or affect the rates we charge for our services. Any such changes could have a material adverse effect on our business, results of operations and prospects.
If we are unable to install and maintain telecommunications facilities and equipment in a timely manner, we may not be able to maintain our current market share and the quality of our services, which could have a material adverse effect on our results of operations and financial condition.
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
     Any of these factors could give rise to delays or cost overruns in the installation of new facilities or equipment or could prevent us from properly maintaining the equipment used in our networks, and hence could affect our ability to maintain existing services and roll out new services, etc., which could have a material adverse effect on our results of operations and financial condition.
Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could adversely impact investor confidence and the market price of our common shares and ADSs.
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
     Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, including our failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations and there could be a material adverse effect on the market prices of our common shares and ADSs.

Risks Relating to the Philippines
PLDT’s business may be affected by political or social or economic instability in the Philippines.
     The Philippines is subject to political, social and economic volatility that, directly or indirectly, could have a material adverse impact on our ability to sustain our business and growth.
     For example, the Philippines has experienced a number of street protests and violent civil unrest, including coup d’etat attempts against the former President Arroyo’s administration.
     Furthermore, the Philippine economy has experienced periods of slow growth and significant depreciation of the Philippine peso. The Philippine government is also facing a fiscal deficit that the government is aiming to eliminate in the near future by implementing a number of economic reforms.
     The fiscal deficit position of the Philippine government and the ongoing political uncertainty have resulted in increased concerns about the political and economic stability of the country. We cannot assure you that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies that are conducive to sustained economic growth or which do not impact adversely on the current regulatory environment for the telecommunications and other companies.
If foreign exchange controls were to be imposed, our ability to meet our foreign currency payment obligations could be adversely affected.
     The Philippine government has, in the past, instituted restrictions on the conversion of the Philippine peso into foreign currencies and the use of foreign exchange received by Philippine companies to pay foreign currency-denominated obligations. The Monetary Board of the BSP has statutory authority, with the approval of the President of the Philippines, during a foreign exchange crisis or in times of national emergency, to:
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
The occurrence of natural catastrophes could materially disrupt our operations.
     The Philippines has experienced a number of major natural catastrophes over the years, including typhoons, floods, volcanic eruptions and earthquakes that may materially disrupt and adversely affect our business operations. The frequency and severity of the occurrence of natural catastrophes and challenges may be further exacerbated through effects of the ongoing global climate change. We cannot assure you that we are fully capable to deal with these situations and that the insurance coverage we maintain will fully compensate us for all the damages and economic losses resulting from these catastrophes.
Item 4. Information on the Company
Overview
     We are the leading telecommunications service provider in the Philippines. Through our three principal business segments, wireless, fixed line, and information and communications technology, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.
     PLDT is the leading fixed line service provider in the Philippines with over 60% of the total reported fixed line subscribers nationwide as at December 31, 2010. Smart is the leading cellular service provider in the country, with approximately 52% of total reported cellular subscribers nationwide as at December 31, 2010. We have interests in the information and communications technology sectors, including the operation of our VitroTM data center, customer relationship management and knowledge processing solutions business, and internet and online gaming services.

     Our common shares are listed and traded on the PSE and our ADSs, evidenced by ADRs, are listed and traded on the NYSE in the United States.
     We had a market capitalization of approximately Php476,976 million, or US$10,887 million, as at December 31, 2010, representing one of the largest market capitalizations among Philippine-listed companies. For the year ended December 31, 2010, we had total revenues of Php144,459 million, or US$3,297 million, and net income attributable to equity holders of PLDT of Php40,217 million, or US$918 million.
We operate under the jurisdiction of the NTC, which jurisdiction extends, among other things, to approving major services that we offer and rates that we can charge.
Historical Background and Development
     PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928 as Philippine Long Distance Telephone Company, following the merger of four telephone companies under common U.S. ownership. Under its Amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Group acquired a significant interest in PLDT. On March 24, 2000, NTT Communications, through its wholly-owned subsidiary NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart. On March 14, 2006, NTT DoCoMo acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at February 28, 2011. NTT Communications and NTT DoCoMo are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised the First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s shares of common stock as at that date. First Pacific Group had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at February 28, 2011. See Item 7. “Major Shareholders and Related Party Transactions” for further discussion.
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
Recent Developments
PLDT’s Acquisition of Digitel
     On March 29, 2011, the boards of PLDT and JG Summit Holdings, Inc., or JGS, approved the acquisition by PLDT of JGS’s and certain other seller-parties’ ownership interest in Digitel, comprising of: (i) 3,277,135,882 common shares in Digitel, representing approximately 51.55% equity stake; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiaries to JGS and its subsidiaries, which PLDT expects to be convertible into approximately 18.6 billion shares of Digitel by June 30, 2011; and (iii) intercompany advances of Php34.1 billion made by JGS and its subsidiaries and certain of such seller-parties to Digitel and its subsidiaries (the “Assets”). Digitel is the 100% owner of Digitel Mobile Philippines, Inc., or DMPI, which is engaged in the mobile telecommunications business and owns the brand Sun Cellular.
     PLDT agreed to pay JGS and certain other seller-parties Php69.2 billion, which will be settled by the issuance of one new PLDT share for every Php2,500 consideration payable for the Assets. In order to aid the board of PLDT in discharging their fiduciary duties, PLDT will engage an independent financial advisor to review the transaction and render a fairness opinion on the transaction and the consideration payable by PLDT.
     PLDT further expects to announce its intention to conduct a tender offer for all the remaining Digitel shares, approximately 48.45% of the issued common stock of Digitel, held by the other remaining shareholders of Digitel. Under the contemplated tender offer, it is anticipated that PLDT will offer to purchase the remaining Digitel shares at the price of Php1.60 per Digitel share, which will be paid in the form of either PLDT shares issued at Php2,500 per share or cash, at the option of the Digitel shareholder. The contemplated tender offer price will be equivalent to the fully diluted price per share of Digitel, assuming full conversion of the convertible bonds. Should all remaining shareholders of Digitel accept the tender offer by PLDT, PLDT will issue a total of 29.65 million new PLDT shares for the acquisition of the Assets and of the remaining Digitel shares held by the other remaining shareholders of Digitel. The 29.65 million new PLDT shares will potentially represent approximately 13.7% of the enlarged issued share capital of PLDT on a fully diluted basis.
     Assuming full acceptance by the minorities of Digitel, the total transaction consideration would be Php74.1 billion.
     The completion of the acquisition will be subject to the procurement of regulatory approvals, including: (i) the approval by the NTC of the sale or transfer of JGS and the other seller-parties’ Digitel shares representing more than 40% of Digitel’s issued and outstanding common stocks; (ii) the approval by the Philippine SEC of the valuation of the Assets; (iii) the approval by the PSE of the block sale of the Digitel shares; (iv) the confirmation by the Philippine SEC that the issuance of the PLDT common shares to JGS and the other seller-parties is exempt from the registration requirement of the SRC; and (v) all other necessary approvals under applicable laws and regulations; and the approval by the stockholders of PLDT for the issuance of the PLDT common shares as payment for the purchase price of the Assets. In addition, the sale of the Digitel shares is subject to the consent of certain creditors of Digitel and DMPI.
     This transaction is intended to be completed by the end of the second quarter of 2011.
Reorganization of ePLDT
     On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the ICT business group, which provides data center services, internet and online gaming services and business solutions and applications; and (ii) the BPO business group which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi. The BPO business group will be eventually transferred to PLDT, subject to the finalization of the terms and conditions thereof and the execution of relevant agreements.
     Although our Board of Directors already approved the reorganization of ePLDT into two business groups, ICT business group and BPO business group, the actual reorganization has not yet been consummated as at March 29, 2011 and therefore, as at December 31, 2010, the chief operating decision maker continues to view our business activities using the three business units: Wireless, Fixed Line and ICT.
Capital Expenditures and Divestitures
     See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2008, 2009 and 2010 and those planned for 2011. We have not undertaken any significant divestitures and currently do not have any significant divestitures in progress.

Organization
     PLDT Group includes the following significant subsidiaries as at March 29, 2011:

	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Call center services	—	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	—	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0
Smarthub, Inc., or SHI	Philippines	Software development and sale of maintenance and support services	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0
Telecoms Solutions, Inc., or TSI	Mauritius	Mobile commerce platforms	—	100.0
Far East Capital Limited and Subsidiary	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0
Connectivity Unlimited Resource Enterprise, Inc., or CURE	Philippines	Cellular mobile services	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Mobile applications development and services; Content provider	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV, (formerly known as Pilipino Telephone Corporation, or Piltel) and Subsidiaries, or PCEV Group	Philippines	Investment company	—	99.5
SmartConnect Holdings Pte. Ltd., or SCH:	Singapore	Investment company	—	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0
Blue Ocean Wireless, or BOW	Isle of Man	Delivery of GSM communication capability for the maritime sector	—	51.0
Telesat, Inc., or Telesat*	Philippines	Satellite communications services	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite*	Philippines	Satellite communications services	67.0	—

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	—
Smart-NTT Multimedia, Inc., or SNMI*	Philippines	Data and network services	100.0	—
PLDT-Philcom, Inc. (formerly known as Philcom Corporation), or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services, or VAS	75.0	—

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer relationship management and IT-related services	100.0	—
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	—	100.0
SPi CRM Inc., or SPi CRM (formerly ePLDT Ventus, Inc.)**	Philippines	Customer relationship management	—	100.0
Parlance Systems, Inc., or Parlance**	Philippines	Customer relationship management	—	—
Vocativ Systems, Inc., or Vocativ**	Philippines	Customer relationship management	—	—
Infocom Technologies, Inc., or Infocom	Philippines	Internet services	—	99.6
BayanTrade, Inc. (formerly BayanTrade Dotcom, Inc.), or BayanTrade, and Subsidiaries, or BayanTrade Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	93.5
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet services	—	75.0
Level Up!, Inc., or Level Up!	Philippines	Publisher of online games	—	57.5
netGames, Inc., or netGames	Philippines	Customer relationship management	—	57.5

*	Ceased commercial operations

**	On April 8, 2010, SPi CRM, Parlance and Vocativ were merged, with SPi CRM as the surviving entity.
Development Activities (2008-2010)
     On April 25, 2008, Smart acquired the entire issued and outstanding capital stock of PHC and FHI, which collectively own 100% equity interest of CURE for a total consideration of Php420 million. PHC and FHI own 97% and 3%, respectively, of CURE.
     On January 3, 2009, PLDT, PremierGlobal Resources and PGCI executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding common shares of Philcom’s common stock for a cash consideration of Php75 million.

     ePLDT’s equity interest in BayanTrade increased from 10.8% as at December 31, 2008 to 93.5% as at December 31, 2009 as a result of 34.3% equity interest acquired by ePLDT under the rights offering that was completed on January 20, 2009 for a cash consideration of Php28 million and acquisition of an additional 48.4% equity interest on April 15, 2009 for cash consideration of Php39 million.
     On March 12, 2009, FPHC, FPUC, and Lopez, Inc., (collectively, the Lopez Group) and PLDT entered into an investment and cooperation agreement under which: (a) PLDT acquired, through PCEV as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20,070 million, or Php90 per share; and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its assignee to nominate certain senior management officers and members of the board of directors and board committees of Meralco. On March 1, 2010, PCEV, MPIC and Beacon entered into an Omnibus Agreement, or OA. Beacon was organized with the sole purpose of holding the respective shareholdings of PCEV and MPIC in Meralco. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity shares in Meralco.
     Under the OA, each of PCEV and MPIC agreed to subscribe to 1,156.5 million common shares of Beacon, for a subscription price of Php20 per share or a total of Php23,130 million. PCEV and MPIC also agreed that their resulting equity after such subscriptions and PCEV’s purchase from MPIC of 12,500 Beacon common shares will be 50% each of the outstanding common shares of Beacon. On March 30, 2010, the investment in Meralco by PCEV was reduced by Php15,083 million, the proportionate carrying amount of 154.2 million Meralco shares sold and transferred to Beacon.
     MPIC additionally agreed to subscribe to 801 million shares of Beacon’s preferred stock entitled to liquidation preference and yearly cumulative dividends at the rate of 7% for a subscription price of Php10 per share or a total of Php8,010 million. The subscriptions of MPIC and PCEV were completed on March 30, 2010 and May 12, 2010, respectively, by the offset in full (in the case of PCEV) and in part (in the case of MPIC) of the subscription price by the transfer of Meralco shares held by PCEV and MPIC consisting of 154.2 million and 163.6 million Meralco shares, or the Transferred Shares, from PCEV and MPIC, respectively. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.
     Beacon also exercised a Call Option on March 30, 2010 to acquire 74.7 million Meralco shares from FPHC in consideration of the payment by Beacon of Php22,410 million in cash on March 30, 2010.
     On March 30, 2010, Beacon entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation and PNB Capital and Investment Corporation as joint lead arrangers and various local financial institutions as noteholders. The proceeds of the notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option. The amount drawn under this facility amounted to Php16,200 million (Php16,027 million, net of debt issuance cost of Php173 million), the remaining undrawn balance amounted to Php1,800 million as at December 31, 2010. This facility is not guaranteed by PLDT and is not included in our consolidated debt.
     As at December 31, 2010, the carrying value of Beacon’s investment in Meralco of Php73,322 million includes: (a) consideration for the Transferred Shares from PCEV of Php23,130 million and from MPIC of Php24,540 million; (b) consideration for the Option Shares from FPHC of Php22,410 million; (c) liability for contingent consideration of Php2,373 million; (d) capitalized costs of Php942 million pursuant to an agreement between PCEV and MPIC; and (e) equity share in net earnings of Meralco of Php2,655 million less (f) dividends received of Php2,728 million from Meralco.
     As at December 31, 2010, Beacon held 393 million Meralco common shares representing approximately 35% equity interest in Meralco with market value of Php89,490 million based on a quoted price of Php228 per share. See Note 10 — Investments in Associates and Joint Ventures to the accompanying consolidated financial statements in Item 18 for further information on the acquisition of Meralco shares and the transfer of PCEV’s equity interest in Meralco.
     Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire at Php8.50 per share, fully payable in cash on August 12, 2009, from PCEV’s non-controlling shareholders up to approximately 840 million shares which is approximately 7.2% of the outstanding common stock of PCEV at that time. Smart filed the Tender Offer Report with the Philippine SEC and the PSE on June 23, 2009 pursuant to Section 19 of the SRC. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93.0% of PCEV’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of PCEV. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of non-controlling interests acquired of Php5,479 million presented as part of capital in excess of par value account under “Equity” in our consolidated statement of financial position. See Note 13 — Business Combinations and Acquisition of Non-Controlling Interests to the accompanying consolidated financial statements in Item 18 for further discussion.
     On June 30, 2009, PCEV’s stockholders approved the sale and transfer of PCEV’s cellular mobile telephone business/assets to Smart through a series of transactions, which included: (a) the assignment of PCEV’s Talk ‘N Text trademark to Smart for a consideration of Php8,004 million; (b) the transfer of PCEV’s existing Talk ‘N Text subscriber base to Smart in consideration of the rate of Php73 per subscriber, which is equivalent to Smart’s average acquisition cost per subscriber in 2008 for its Smart Buddy subscribers representing Php1,213 million in the aggregate; and (c) the sale of PCEV’s GSM fixed assets to Smart at net book value. As a result, the cellular mobile telephone business has been consolidated under Smart in order to maximize revenue streams and eliminate any potential regulatory issues relating to the traffic between PCEV and Smart. The NTC approved the request for the sale and transfer of PCEV’s subscribers to Smart submitted on July 8, 2009 and the transfer of PCEV’s cellular mobile telephone business and assets to Smart completed on August 17, 2009.
     In July 2009, Smart (through its subsidiary, SCH) increased its shareholdings in BOW to approximately 1.2 million shares representing 51.0% of the total issued and outstanding shares of BOW from 381 thousand shares, or 28.3%. The cost of the additional investment in BOW amounted to US$6 million, or Php301 million, for 782 thousand shares, or US$8 per share, of which US$4 million, or Php182 million, was paid in cash and US$2 million, or Php119 million, was offset against net payables by BOW to Smart.
     PCEV’s Board of Directors approved three share buyback programs during its meetings on November 3, 2008, March 2, 2009 and August 3, 2009. For all three programs, the buyback was done through the trading facilities of the PSE via open market purchases, block trades or other modes, subject to compliance with applicable laws, rules and regulations. Number of shares approved for repurchase under the buyback programs were 58 million, 25 million and 61.5 million for the programs approved on November 3, 2008, March 2, 2009 and August 3, 2009, respectively. The program approved on November 3, 2008 was completed in January 2009 at a total cost of Php403 million, while the program approved on March 2, 2009 was completed in March 2009 at a total cost of Php188 million. The program approved on August 3, 2009 is still ongoing and will continue until the number of shares earmarked for the program has been fully repurchased or until such time as PCEV’s Board of Directors determines otherwise. The most recent share buyback program was undertaken to accommodate minority shareholders who may not have had the opportunity to participate in the tender offer of Smart due to various constraints. The maximum price under this program is Php8.50 per share. As at December 31, 2010, approximately 3.6 million shares at a cost of Php29.8 million have been repurchased under the third buyback program. Cumulative shares repurchased under the share buyback programs totaled approximately 86.6 million and 85.8 million at an aggregate cost of Php621 million and Php614 million as at December 31, 2010 and 2009, respectively, which reduced the amount of non-controlling interests by the same amount.
     On August 31, 2009, SPi (through SPi-America, a wholly-owned U.S. subsidiary of SPi) signed a Stock Purchase Agreement with Laguna Medical, a California Corporation, and its various sellers, to purchase 80% of the issued and outstanding common shares of Laguna Medical for a cash consideration of US$6.6 million, or Php313 million. Simultaneous with the agreement to acquire the 80% equity interest of Laguna Medical, SPi signed a Put-Call Agreement with Laguna Medical LLC, a Delaware Corporation, in respect of the remaining 20% of the outstanding common stock of Laguna Medical held by Laguna Medical LLC. Under said Put-Call Agreement, commencing on July 1, 2011, Laguna Medical LLC granted SPi the exclusive right to purchase the remaining Laguna Medical shares (call right) while SPi granted Laguna Medical LLC the exclusive right to sell the remaining Laguna Medical shares (put right) to SPi. Based on our evaluation of the mandatory Put-Call option, SPi has present access to the economic benefits associated with the ownership interest in Laguna Medical, hence, control over the 20% interest has already been in the possession of SPi since August 31, 2009. As a result, the effective ownership interest of Laguna Medical acquired by SPi on August 31, 2009 was 100%. The acquisition cost for the remaining 20% of the outstanding common stock of Laguna Medical is equivalent to the base price of US$2 million plus the change in Laguna Medical EBITDA from the date of acquisition to April 30, 2011 multiplied by applicable performance factors specified in the agreement.

     In May and October 2009, Smart acquired an aggregate of approximately 84 million shares, representing the total issued and outstanding capital stock of PDSI, for a total consideration of Php1,569 million. The acquisition was completed on two dates: (a) the first closing took place on May 14, 2009 and involved the acquisition of approximately 34 million shares representing 40% of the issued and outstanding shares of PDSI for a consideration of Php632 million; and (b) the second closing took place on October 2, 2009 and involved the acquisition of the remaining approximately 50 million shares representing 60% of the issued and outstanding shares of PDSI for a consideration of Php937 million.
     On December 18, 2009, Smart acquired 120 thousand common shares, representing 100% of the outstanding share capital of Chikka, a mobile applications development and services company, for a total consideration of US$13.5 million, or Php629 million, of which US$12.1 million, or Php564 million, was paid in cash on December 18, 2009 and the balance of US$1.4 million, or Php65 million, was paid on September 27, 2010 upon completion of the post closing provisions. See Note 23 — Accrued Expenses and Other Current Liabilities to the accompanying consolidated financial statements in Item 18 for further discussion.
     See Note 2 — Summary of Significant Accounting Policies, Note 13 — Business Combinations and Acquisition of Non-Controlling Interests and Note 14 — Goodwill and Intangible Assets to the accompanying consolidated financial statements in Item 18 for further discussion regarding these and other acquisitions.
Wireless
     We provide cellular and wireless broadband, satellite and other services through our wireless business, which contributed about 92% and 8% of our wireless service revenues, respectively, in 2010. In previous years, rapid growth in the cellular market has resulted in a change in our revenue composition with cellular service as our largest revenue source, surpassing our fixed line revenues in 2003. Cellular data services, which include all text messaging and text-related services ranging from ordinary text to VAS, contributed significantly to our revenue increase. Our total wireless revenues accounted for 61% of our total revenues for each of the years ended December 31, 2010, 2009 and 2008. For each of the years ended December 31, 2010, 2009 and 2008, our cellular service revenues accounted for 91% of our total wireless revenues.
     Our cellular service, which accounted for about 92% of our wireless service revenues for the year ended December 31, 2010, is provided through Smart and CURE. As measured by subscriber base, Smart is the leading cellular service provider in the Philippines, with 45,636,008 subscribers as at December 31, 2010 including 953,609 subscribers of Red Mobile, representing a market share of approximately 52%. In 2010, the combined number of Smart and Red Mobile subscribers increased by 4,307,367, or 10%, to 45,636,008. The growth was due to a combination of organic subscriber growth and multiple SIM card ownership especially in the lower income segment of the Philippine wireless market. The continued popularity of multiple SIM card ownership, together with unlimited voice offers, resulted in a decrease in our average revenue per user, or ARPU, and partly due to the continuous introduction of innovative services. Cellular penetration in the Philippines reached approximately 94% as at December 31, 2010, or approximately 24 times the country’s fixed line penetration, although the existence of subscribers owning multiple SIM cards overstates this penetration rate to a certain extent.
     Nearly 99% of Smart’s and all of Red Mobile’s cellular subscribers as at December 31, 2010 were prepaid service subscribers and subscriber gains in 2010 were predominantly attributable to their respective prepaid services. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market, allowing us to increase and broaden our subscriber base rapidly while controlling credit risk and reducing billing and administrative costs on a per-subscriber basis.
     Our cellular subscriber growth has also been driven by text messaging. Text messaging continues to be extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. While still a significant contributor to Smart’s and Red Mobile’s cellular data service volume growth in 2010, cellular data service revenues decreased by Php5,543 million, or 12%, to Php41,529 million in 2010 from Php47,072 million in 2009.
     Smart’s cellular network is the most extensive in the Philippines, covering substantially all of Metro Manila and most of the other major population centers in the Philippines. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz BTS in dense urban areas while its 900 MHz BTS can be much more economically deployed in potentially high growth, but less densely populated provincial areas. We have rolled out a 3G network based on a W-CDMA technology and are currently upgrading our wireless broadband facilities. With 10,316 cellular/mobile broadband base stations as at the end of December 2010, Smart’s cellular network covers approximately 99% of all towns and municipalities in the Philippines, accounting for approximately 99% of the population.
Fixed Line
     We are the leading provider of fixed line telecommunications services throughout the country. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. We had 1,822,105 fixed line subscribers as at December 31, 2010, an increase of 5,564 from the 1,816,541 fixed line subscribers as at December 31, 2009. Total revenues from our fixed line accounted for 32% of our total revenues for each of the years ended December 31, 2010, 2009 and 2008. International long distance revenues and national long distance revenues have been declining largely due to a drop in call volumes as a result of alternative means of communications such as texting, e-mailing and internet telephony. Partly mitigating these declines has been the growth of our data and other network services in recent years. Recognizing the growth potential of data and other network services, we have put considerable emphasis on the development of new packet-switched, data-capable and IP-based networks.
     Our 10,050-kilometer long DFON is complemented by an extensive digital microwave backbone operated by Smart. These microwave networks complement the higher capacity fiber optic networks and are vital in delivering reliable services to remote areas. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area. Our network offers the country’s most extensive connections to international networks through two international gateway switching exchanges, satellite systems and various regional submarine cable systems in which we have interests.
     See “— Infrastructure — Fixed Line Network Infrastructure” for further information on our fixed line infrastructure.
Information and Communications Technology
     Through our wholly-owned subsidiary, ePLDT, we provide broad-based integrated information and communications technology, or ICT, services focusing on infrastructure and solutions for internet applications, IP-based solutions and multimedia content delivery. ePLDT’s principal activities are the operation of an internet data center under the brand name Vitro™, customer relationship management, knowledge processing solutions, and internet and online gaming business. Total revenues from our ICT services accounted for 7% of our total revenues for each of the years ended December 31, 2010, 2009 and 2008.
Strengths
     We believe our business is characterized by the following competitive strengths:
•	Recognized Brands. PLDT and Smart are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for over 80 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. The Talk ‘N Text brand, which is provided using Smart’s network, has also gained significant recognition as a reliable value for money brand.

•	Leading Market Shares. With over 49 million fixed line, cellular and broadband subscribers as at December 31, 2010, we have the leading market positions in each of the fixed line, cellular and broadband markets in the Philippines.

•	Diversified Revenue Sources. We derive our revenues from our three business segments, namely, wireless, fixed line and ICT businesses, with wireless contributing 61%, fixed line 32% and ICT 7% to our total revenues in 2010. Revenue sources of our wireless business include cellular services, which include voice services and text message-related and VAS, and wireless broadband services. Our fixed line business derives service revenues from local exchange, international long distance, national long distance and data and other network services. In our ICT business, sources of revenue include knowledge processing solutions, customer relationship management and internet and online gaming business, and data center and other services. Revenues from our fixed line services, such as local exchange, national and international long distance, have been declining over the past years due to pressures on traditional fixed line voice revenues and reductions in international interconnection rates, offset by the significant revenue contribution of our data and other network service. Fixed line revenues represent 32% of our total revenues in 2010, 2009, and 2008. We will continue to identify and develop new revenue sources to further broaden our diversified revenue base for our wireless, fixed line and ICT businesses.

•	Advanced Integrated Network. With the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. We are enhancing the capabilities of our fixed line and wireless networks to allow us to better exploit this competitive strength and achieve higher levels of network efficiency in providing voice and data services. This includes the build out of a second network that has been designed to contain the increase in voice traffic resulting from lower cost voice offers under our Red Mobile brand. This network and brand strategy will allow the quality of service on our main network serving our Buddy and Talk and Text brands to be maintained. In addition, we continue our upgrade of our fixed line network to an all IP-based NGN, and continue to roll out 3G and wireless broadband in order to increase broadband subscribers and expand our data/broadband capabilities. We are also investing in the upgrade of our wireless network to achieve, among others, greater operational and cost efficiencies.

•	Innovative Products and Services. We have successfully introduced a number of innovative and award-winning cellular products and services, including Smart Money, Smart Load and Pasa Load. Smart Load is an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to consumers. Pasa Load (the term “pasa” means “transfer”) is a derivative service of Smart Load that allows load transfers to other Smart Buddy and Talk ‘N Text subscribers.

•	Strong Strategic Relationships. We have important strategic relationships with First Pacific, NTT DoCoMo and NTT Communications. The technological support, international experience and management expertise made available to us through these strategic relationships enhance our market leadership and ability to provide and cross-sell a more complete range of products and services.
Strategy
     The key elements of our business strategy are:
•	Build on our leading positions in the fixed line and wireless businesses. We plan to build on our position as the leading fixed line and wireless service providers in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost and to increase our subscribers’ use of our network for both voice and data, as well as their reliance on our services. We are currently upgrading our fixed line facilities to NGN, and have rolled out a 3G network based on a W-CDMA technology as well as expanding our DSL and wireless broadband facilities. We plan to upgrade of our wireless network to achieve operating and cost efficiencies. Our operating target is to continue growth in profitability by increasing our revenues while controlling our costs.

•	Capitalize on our strength as an integrated provider of telecommunications services. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services, and by developing convergent products that feature the combined benefits of voice and data, fixed line, wireless and ICT services utilizing our network and business platforms. We are also lowering our costs by integrating the operations of our different businesses.

•	Strengthen our leading position in the data and broadband market. Leveraging on the inherent strength of our fixed line and wireless businesses, we are committed to further develop our fastest growing business — broadband, data and other network services. Consistent with our strategy of introducing innovative products and services using advanced technology, we have launched various products and services in the data and broadband market that address different market needs.

•	Maintain a strong financial position and improve shareholder returns. In recent years, we have significantly improved our financial position by utilizing our cash flows principally for debt reduction.

As the cash flows generated by our businesses have increased and our leverage ratios have improved, we have been able to restore the payment of cash dividends to our common shareholders beginning 2005 and were able to declare dividend payouts of approximately 100% in each of 2008, 2009 and 2010 of our core earnings. We expect that our free cash flows will continue to be utilized for the payment of cash dividends to common shareholders and investments in new growth areas while continuing to maintain a healthy balance sheet position. As part of our growth strategy, we made and may continue to make acquisitions and investments in companies or businesses. We will continue to consider value-accretive investments in telecommunications as well as telco-related businesses such as those in the global outsourcing and off-shoring industry.
Business
Wireless
     We provide cellular, wireless broadband, satellite and other services through our wireless business.
Cellular Service
     Overview
     Our cellular business, which we provide through Smart and CURE to over 45 million subscribers, approximately 99% of whom are prepaid subscribers, is focused on providing wireless voice communications, wireless data communications (primarily through text messaging) and a variety of other VAS, which include: (a) Smart Money; (b) specialized content such as ringtones, logos, caller ringback tunes; (c) Mobile Banking (banking services delivered over the cellular network); (d) international roaming; and (e) games and other VAS developed on Smart’s platform.
     The following table summarizes key measures of Smart’s and CURE’s cellular business as at and for the years ended December 31, 2010, 2009 and 2008:

	2010		2009		2008
Systemwide cellular subscriber base		45,636,008		41,328,641		35,224,604
Prepaid		45,214,433		40,893,098		34,826,468
Smart Buddy		25,293,443		23,762,814		20,501,617
Talk ‘N Text		18,967,381		17,050,713		14,308,493
Red Mobile(1)		953,609		79,571		16,358
Postpaid		421,575		435,543		398,136
Growth rate of cellular subscribers		10%		17%		17%
Smart Buddy		6%		16%		3%
Talk ‘N Text		11%		19%		47%
Red Mobile(1)		1,098%		386%		100%
Cellular revenues (in millions)	Php	86,399	Php	88,410	Php	87,518
Voice		42,250		38,850		37,275
Data		41,529		47,072		47,804
Others(2)		2,620		2,488		2,439
Percentage of cellular revenues to total wireless service revenues		92%		92%		94%
Percentage of cellular revenues to total service revenues		56%		56%		57%

(1)	The Red Mobile brand was launched in November 2008 by CURE.

(2)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLP services, a small number of leased line contracts, and revenues from Chikka, Wolfpac and other Smart subsidiaries.
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
     Smartalk, Smart’s unlimited voice offering, is available to Smart Buddy and Smart Gold subscribers nationwide. The service does not require any change in SIM or cellular phone number and enables Smart Buddy and Smart Gold subscribers to make unlimited calls to any subscriber on the Smart’s network. Smart subscribers could avail of the service, via registration or via retailer loading, by purchasing loads for unlimited calls which come in two denominations:
•	“Smartalk 100” which offers five days of unlimited calls for Php100; and

•	“Smartalk 500” which offers 30 days of unlimited calls for Php500 to any subscriber on the Smart network.
     Buoyed by the widespread acceptance of the service, Smart offers Smartalk Plus, which includes unlimited calling and on-net texting during off-peak hours and reduced rates during peak hours. Smartalk Plus’ Php100 load denomination is valid for five days and provides on-net unlimited calls and SMS from 10:00 p.m. to 5:00 p.m., and call and SMS rates of Php2.50 per minute and Php0.20 per SMS, respectively, from 5:01 p.m. to 9:59 p.m. As a result, Smart’s 2010 outbound voice traffic almost doubled from 2009 levels. In 2010, Smart expanded its roster of unlimited offerings on the back of the planned capacity expansion of its networks. Smart expects to continue to successfully maintain its market leadership through innovative voice and text packages that drive activations, boost usage and strengthen brand equity.
     Through the Talk ‘N Text UnliTalk Plus 100 package, existing Talk ‘N Text subscribers can avail of unlimited off-peak calls from 10:00 p.m. to 5:00 p.m. and special peak hour rates of Php2.50 per minute from 5:01 p.m. to 9:59 p.m. to any Smart Buddy, Smart Postpaid and Talk ‘N Text subscribers. The package also includes all day unlimited texting to any Smart Buddy, Smart Postpaid and Talk ‘N Text subscribers. Each registration to this promo is valid for five days. Talk ‘N Text also has UnliTalk 100 which offers five days of unlimited calls to Talk ‘N Text and Smart subscribers.
     Red Mobile Unlimited offers unlimited Red-to-Red call and text, and unlimited Red-to-Red text packages, as well as unlimited calling and texting to all Smart subscribers using a secondary network powered by Smart.
     Voice Services. Cellular voice services comprise all voice traffic and voice VAS such as voice mail and international roaming. Voice services remain a significant contributor to wireless revenues, generating a total of Php42,250 million, Php38,850 million and Php37,275 million, or 49%, 44% and 43% of cellular service revenues in 2010, 2009 and 2008, respectively. Local calls continue to dominate outbound traffic constituting 83% of all our cellular minutes. Domestic inbound and outbound calls totaled 23,110 million minutes in 2010, an increase of 9,739 million minutes, or 73%, as compared with 13,371 million minutes in 2009, due to increased usage resulting from unlimited voice offerings. International inbound and outbound calls totaled 3,026 million minutes in 2010, an increase of 92 million minutes, or 3%, as compared with 2,934 million minutes in 2009, mainly due to an increase in cellular subscriber base. The ratio of inbound-to-outbound international long distance minutes was 13.5:1 for 2010.
     Data Services. Cellular revenues from data services include all text messaging-related services, as well as, VAS. The Philippines cellular market is one of the most text messaging-intensive markets in the world, totaling more than a billion text messages per day. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. Text messaging also utilizes less network capacity than voice, thereby increasing network efficiency.
     Text messaging has been one of the key drivers for our cellular subscriber growth. Despite the strong volume growth in text messaging, Smart’s cellular revenues from this service declined by 13% to Php38,901 million in 2010 from Php44,573 million in 2009, resulting mainly from the continued decline in SMS yield as a result of aggressive SMS pricing offers, the prescribed extension of load validity periods and alternative means of communication and increases in the number of subscribers who also hold SIM cards from other cellular operators and who selectively use such SIM cards in their calls and SMS. In 2010, Smart’s text messaging system handled 18,319 million outbound messages on standard SMS services with 312,634 million messages generated by bucket-priced text services.

     In 2010, approximately 48% of Smart’s cellular revenues were derived from data usage, compared to 53% in 2009.
     Smart also offers the following value-added cellular services:
•	Smart Money, which is a reloadable payment card powered by MasterCard, enables subscribers to pay for their purchases by transferring money from their bank accounts to their Smart Money cards and reload their Smart Buddy, Talk ‘N Text and Smart Bro accounts electronically; and

•	Mobile Banking, launched in collaboration with various banks, allows subscribers to execute banking transactions such as balance inquiries and transfers over their mobile telephones.
     Consistent with Smart’s objective to develop new businesses, Smart introduced a “fixed wireless” broadband service under the brand Smart Bro to complement PLDT’s DSL in areas that are currently not covered by the fixed line network. Smart Bro is rapidly increasing network coverage in order to retain “first-mover” advantage in areas with limited or no fixed line or broadband coverage. Smart Bro is also pioneering a shared access model in order to propagate broadband and address affordability barriers.
     Due to the high level of text messaging service usage, we believe that the Philippine market is well suited for text-based informational and e-commerce services. Our current approach is to continue maximizing our GSM, or 2G, network services while upgrading our network to Enhanced Data for GSM Evolution, or EDGE. EDGE is a technology that would further increase the speed and data capability of our GSM network. In addition, on December 29, 2005, Smart was awarded a 3G license by the NTC after being ranked the highest among competing operators with a perfect score on a 30-point grading system designed to gauge the capability of telecommunication operators to effectively provide extensive 3G services. As a result of being ranked highest, Smart received the largest radio frequency allocation of 15 MHz as well as first choice of frequency spectrum. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to deploy its 3G network nationwide and at the same time offer the highest quality of 3G service.
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
     Smart Buddy and Talk ‘N Text Call and Text prepaid cards are sold in denominations of Php100, Php300 and Php500, which include zero, 33 and 83 free text messages, respectively. The stored value of a prepaid card remains valid for a period ranging from 30 days to 120 days depending on the denomination of the card, with larger denominations having longer validity periods from the time a subscriber activates the card. We launch from time to time promotions with shorter validity periods. The introduction of our “over-the-air” electronic loading facility Smart Load made reloading of air time credits more convenient and accessible for consumers. Smart Load’s over-the-air reloads have evolved to respond to market needs and now come in denominations of Php15, Php30, Php60, Php115, Php200, Php300, Php500 and Php1,000 with corresponding expiration periods, as well as Php10 available via Talk ‘N Text’s ticket load only and Php20 available only as a bucket load package. The introduction of our “over-the-air” Smart Load was followed by Pasa Load, a derivative service, allowing prepaid and postpaid subscribers to transfer even smaller denominations to other prepaid subscribers. Since 2005, Smart has offered fixed rate or “bucket” plans as a means of driving subscriber activations and stimulating usage. These bucket plans, which offer a fixed number of text messages or call minutes for a limited validity period, have proven to be extremely popular with subscribers and now account for 25% of our wireless service revenues. In the past years, Smart also began to offer unlimited voice and text plans under its various brands in order to be competitive and maintain industry leadership.
     Smart Buddy subscribers are charged Php6.50 per minute for calls to Smart Buddy and Talk ‘N Text subscribers and Php7.50 per minute terminating to other cellular or fixed line networks. Talk ‘N Text calls to Talk ‘N Text subscribers are charged Php5.50 per minute while calls to Smart Buddy and other cellular fixed line subscribers are charged Php6.50 per minute. Red Mobile subscriber calls to other Red Mobile subscribers are charged at Php0.50 per minute. Calls to Smart Buddy and Talk ‘N Text subscribers are charged Php2.00 per minute while calls to other networks’ subscribers are charged Php6.50 per minute.

     We offer both flat rate, or regular, and consumable postpaid plans with monthly service fees ranging from Php300 to Php3,500 for Smart Gold and from Php5,000 to Php8,000 for Smart Infinity. These plans are available with varying amounts of free air time and text messages and different rates beyond the free minutes and text messages, depending on the monthly service fee. Monthly service fees for flat rate, or regular, plans are applicable only to local calls, text messages and data browsing, as well as for consumable plans to all voice calls, text messages (both local and international) and VAS.
     Smart is permitted to adjust its cellular air time and national direct dial rates according to changes in the Philippine peso-to-U.S. dollar exchange rate. Under the authorization granted to Smart by the NTC, Smart is permitted to increase and is required to decrease its air time and national direct dial rates by 1% for every Php0.25 change in the exchange rate relative to a base rate of Php24.73 to US$1.00. However, Smart has not implemented any foreign currency adjustments to its rates since November 4, 1998 because of the concern that increased rates may result in decreased usage or switching to other cellular providers by its subscribers.
     Smart subscribers pay an international direct dialing rate of US$0.40 per minute. This rate applies to most destinations, including the United States, Hong Kong, Japan, Singapore, the United Kingdom and the United Arab Emirates. Smart charges US$0.98 per minute for 27 other destinations and US$2.18 per minute for another ten destinations. Subscribers also have the option of calling at more affordable rates, even for as low as Php2.50 per minute, through HELLOw reloadable IDD card, Smart’s budget IDD service.
     We sell our cellular services primarily through a network of independent dealers and distributors that generally have their own retail networks, direct sales forces and sub-dealers. We currently have 20 regional distributors, all exclusive and 49 key account dealers, 23 of which are exclusive. These dealers include major distributors of cellular handsets and broadband modems whose main focus is telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products introductions. With the introduction of Smart Load, Smart moved into a new realm of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods such as shampoo and ketchup, required a distribution network that approximates those of fast-moving consumer goods companies. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses approximately 2.2 million retail agents, 80% of which are micro businesses (e.g., neighborhood stores, individual entrepreneurs, individual roving agents). These micro-retailers must be affiliated with any of Smart’s authorized dealers, distributors, sub-dealers or agents. With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service became more affordable and accessible to subscribers.
     For prepaid services, we grant discounts to dealers for prepaid phone kits, modems, air time cards and over-the-air reloads sold. Smart compensates dealers with Php100 to Php800 in cash discount per unit depending on the price of the prepaid phone kit sold. Air time cards and over-the-air reloads are sold to distributors at an average discount of approximately 8% and 5%, respectively. Air time cards cannot be returned or refunded and normally expire within six to 12 months after release from the Smart warehouse.
Wireless Broadband, Satellite and Other Services
     Overview
     We currently provide wireless broadband, and satellite and other services through SBI, BOW, our wireless GSM communications service provider for the maritime sector, Airborne Access and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator.
     SBI
     Through SBI, we are engaged in providing wireless broadband and data services under the brand name Smart Bro to residential consumers as well as small and medium-scale enterprises in the Philippines. As at December 31, 2010, SBI had 1,355,977 wireless broadband subscribers, an increase of 318,257 subscribers, or 31% as compared with 1,037,720 subscribers as at December 31, 2009. Smart Bro aims to strengthen Smart’s position in the wireless data service and complements PLDT’s myDSL service in areas where the latter is not available.

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
     ACeS Philippines
     ACeS Philippines currently owns approximately 36.99% of AIL. AIL provides satellite-based communications to users in the Asia-Pacific region through the ACeS System and ACeS Service. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that allow ACeS service subscribers to access GSM terrestrial cellular systems in addition to the ACeS System. Further, AIL has an amended Air Time Purchase Agreement, or ATPA, with National Service Providers in Asia, including PLDT. See Note 24 — Related Party Transactions and Note 26 — Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18 for further discussion regarding the ATPA.
     As part of the integration process of the PLDT Group’s wireless business, ACeS Philippines’ operations have been integrated into Smart. This operational integration effectively gives Smart the widest service coverage in the Philippines through the combination of the coverage of ACeS Philippines with Smart’s cellular service.
     Revenues
     Our revenues from wireless broadband, and satellite and other services consist of wireless broadband service revenues for SBI, BOW and PDSI, charges for ACeS Philippines’ satellite information and messaging services, service revenues generated from PLDT Global’s subsidiaries and revenues generated from Wolfpac and Chikka Group for wireless data content.
     Rates
     Smart Bro, SBI’s fixed wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.
     SBI offers mobile internet access through Smart Bro Plug-It, a wireless modem which provides instant connectivity in places where there is Smart network coverage. Smart Bro Plug-It is available in both postpaid and prepaid variants, with prepaid offering 30-minute internet access for every Php10 worth of load. SBI also offers unlimited internet surfing with Unli Surf200, Unli Surf100 and Unli Surf50 for Smart Bro Plug-It Prepaid subscribers with specific internet usage needs. We also have an additional array of load packages that offer per minute-based charging and longer validity periods.
     Smart Bro WiMAX service is available in Metro Manila and selected key cities in Visayas and Mindanao. WiMAX, which stands for Worldwide Interoperability for Microwave Access, is a wide area network technology that allows for a more efficient radio-band usage, an improved interference avoidance and higher data rates over a longer distance. WiMAX was initially offered at Plan 999 for unlimited broadband usage with a burst speed of up to 1 Mbps.

Additional unlimited broadband packages are also available under Plan 799 and Plan 1995 with speeds of up to 512 kbps and up to 2 Mbps, respectively.
     Wolfpac generates revenues from SMS subscriptions, institutional services and downloadable contents. The subscription price for the SMS subscription and institutional services is pegged at Php2.50 per SMS, while for downloadable content, the subscription price ranges from Php10.00 to Php30.00.
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
Fixed Line
     We provide local exchange, international long distance, national long distance, data and other network and miscellaneous services under our fixed line business.
     We offer postpaid and prepaid fixed line services. Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of our overall churn and credit risk exposure management strategy.
Local Exchange Service
     Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT. We also provide local exchange services through our subsidiaries Philcom and subsidiaries, BCC, PLDT Global Group, ClarkTel, SubicTel, SBI, PDSI and Maratel. Together, these subsidiaries account for approximately 4% of our consolidated fixed line subscribers.
     The following table summarizes key measures of our local exchange service as at and for the years ended December 31, 2010, 2009 and 2008:

	2010		2009		2008
Number of local exchange line subscribers		1,822,105		1,816,541		1,782,356
Number of fixed line employees		7,395		7,947		7,813
Number of local exchange line subscribers per employee		246		229		228
Total local exchange service revenues (in millions)	Php	15,321	Php	15,681	Php	15,923
Local exchange service revenues as a percentage of total fixed line service revenues		31%		31%		32%
Local exchange service revenues as a percentage of total service revenues		10%		10%		10%
     Revenues from our local exchange service decreased by Php360 million, or 2%, to Php15,321 million in 2010 from Php15,681 million in 2009 primarily due to a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and the decrease in installation and service connection charges, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLDT Call All service promotions related to PLP. The percentage contribution of local exchange revenues to our total fixed line service revenues accounted for 31% in each of 2010 and 2009.
     Rates
     Basic monthly charges for our local exchange service in the Metropolitan Manila area were Php592.63 for a single-party residential line and Php1,234.02 for a single business line as at December 31, 2010. Monthly charges vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Regular installation charges amount to Php1,200 for residential customers and Php1,500 for business customers. New products launched on promotion or products bundled on existing services usually waive the installation fee or allow for a minimal installation fee of Php500. Aside from the basic monthly charges, we charge our postpaid subscribers separately for NDD, IDD and calls to mobile phones. Calls to PLDT and other landlines within a local area code are free. Our prepaid fixed line customers generally do not pay a basic monthly charge and are charged based on usage.

     PLDT offers both prepaid and postpaid PLP, where subscribers to the services benefit from a text-capable home phone which allows subscribers to bring the telephone set anywhere within the home zone area. These services are primarily intended for subscribers in areas where PLDT has no facilities and is expected to increase our fixed line subscriber base.
     For the PLP postpaid regular service, there are two plans being offered: (a) Plan 600 with 600 free local outgoing minutes; and (b) Plan 1,000 with 1,000 free local outgoing minutes; and a charge of Php1 per minute in excess of free minutes for both plans. Another postpaid service currently offered is the Call All plan wherein PLP is bundled with PLDT fixed line service for a monthly service fee of Php850. PLDT also offers the Internet@Home service, which is a voice and data bundle offered in two plans with monthly service fees of Php990 and Php1,299.
     For the PLP prepaid service, there are two load plans being offered: (a) Php300 load denomination with free 150 local outgoing minutes; and (b) Php600 load denomination with free 600 local outgoing minutes. Both prepaid plans include unlimited incoming calls for one month, and charges Php2 per minute and Php1 per minute in excess of free local outgoing minutes for Php300 and Php600 denominations, respectively.
     For a detailed description of these rates, see “— International Long Distance Service — Rates” and “— National Long Distance Service — Rates.”
     Pursuant to a currency exchange rate adjustment, or CERA, a mechanism authorized by the NTC, we are allowed to adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the Philippine peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In 2010, we have not made any adjustment in our monthly local service rates. In a letter dated July 11, 2008, the NTC had approved our request to implement a rate rationalization program for our local service rates. In effect, there has been no change in the average Philippine peso to U.S. dollar rate of Php49.76 to US$1.00 factored in our monthly local service rates until the end of 2010.
     For a detailed description of these rates, see “— International Long Distance Service — Rates” and “— National Long Distance Service — Rates.”
     In the first quarter of 2005, HB No. 926 was filed and is pending in the House of Representatives of the Philippines. The proposed bill provides for the cancellation of the currency exchange rate mechanism currently in place. If this bill is passed into law or if the NTC issues guidelines to change the basis of the currency exchange rate mechanism, our ability to generate U.S. dollar linked revenues from our local exchange business could be adversely affected.
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
     The following table shows certain information about our international long distance services for the years ended December 31, 2010, 2009 and 2008:

	2010		2009		2008
Total call volumes (in million minutes)		1,714		1,863		2,024
Inbound call volumes (in million minutes)		1,515		1,653		1,786
Outbound call volumes (in million minutes)		199		210		238
Inbound-outbound call ratio		7.6:1		7.9:1		7.5:1
Total international long distance service revenues (in millions)	Php	5,224	Php	6,255	Php	7,063
International long distance service revenues as a percentage of total fixed line service revenues		11%		12%		14%
International long distance service revenues as a percentage of total service revenues		4%		4%		5%
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
     The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2010, 2009 and 2008:

	Net Settlement
	2010		2009		2008
	(in millions)
Saudi Arabia	US$	32	US$	33	US$	30
United States		31		25		46
United Arab Emirates		14		20		20
Japan		11		17		14
Qatar		11		5		4
Hongkong		10		8		4
Taiwan		6		6		6
Singapore		4		5		5
Canada		3		9		9
Others		19		29		36

Total	US$	141	US$	157	US$	174

Rates
     The average termination rate for PLDT was approximately US$0.105 per minute in 2009 and US$0.10 per minute in 2010.
     Rates for outbound international long distance calls are based on type of service, whether operator-assisted or direct-dialed. Our rates are quoted in U.S. dollars and are billed in Philippine pesos. The peso amounts are determined at the time of billing. We charge a flat rate of US$0.40 per minute to retail customers for direct-dialed calls, applicable to all call destinations at any time on any day of the week.
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

     The following table shows certain information about our national long distance services for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Total call volumes (in million minutes)	1,290	1,822	1,944
Total national long distance service revenues (in million pesos)	4,690	5,969	6,207
National long distance service revenue as a percentage of total fixed line service revenues	10%	12%	13%
National long distance service revenue as a percentage of total service revenues	3%	4%	4%
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
     PLDT currently has interconnection arrangements with the majority of other LECs, pursuant to which the originating carrier pays: (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network; and (2) an access charge of Php1.00 per minute to the terminating carrier. PLDT still maintains revenue-sharing arrangements with a few other LECs, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity. See “— Interconnection Agreements” for more information on these interconnection arrangements.
Data and Other Network Services
     Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband internet-based data communications, and packet-based communication.

     The following table summarizes key measures of our data and other network services as at and for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Subscriber base:
Broadband	665,027	576,687	448,826
DSL	643,048	559,664	432,583
WeRoam	21,979	17,023	16,243
SWUP	15,641	12,383	6,516

Total data and other network service revenues (in million pesos)	21,646	21,567	18,607
Domestic	15,637	16,391	14,155
Broadband	8,511	7,232	5,563
DSL	8,263	7,024	5,360
WeRoam	248	208	203
Leased Lines and Others	7,126	9,159	8,592

International
Leased Lines and Others	6,009	5,176	4,452

Data and other network service revenues as a percentage of total fixed line service revenues	44%	42%	38%
Data and other network service revenues as a percentage of total service revenues	14%	14%	12%
     Recognizing the growth potential of data and other networking services, including IP-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments. These segments registered the highest percentage growth in revenues among our fixed line services in 2010 and continued to grow in the first quarter of 2011.
     The continuous upgrading of our network using next-generation facilities and the completion of our domestic fiber optic backbone has enabled us to offer a growing range of value-added and broadband services. With this and other technological upgrades, our infrastructure has developed from a traditional voice facility to a nationwide data network.
     Domestic data services consist of broadband data services and leased lines and other data services.
     In 2010, we continued to broaden our service offerings with the launch of new services and expansion or enhancement of some of the existing offerings.
     Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporate subscribers with multiple branches, and PLDT WeRoam, our broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA and WiFi technologies).
     WeRoam mobile broadband offers enterprise-grade postpaid packages that include unlimited internet or VPN access with maximum speeds of 3.6 Mbps via HSPA technology. VAS such as cloud-based web security and premium static IP addressing are also available to enterprise customers. WeRoam is offered at monthly recurring fees of Php1,300, Php1,500, Php1,750 or Php2,000 depending on the type of plan selected.
     The WeRoam Notebook Shop bundles WeRoam with the latest Lenovo business laptops to provide companies with powerful mobile productivity solutions. The WeRoam Notebook Shop is available in three packages, Portable, Productive and Performance, depending on the computing power needed, offered at monthly recurring fees ranging from Php2,520 to Php8,926.
     Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas.

     International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other Global Service Providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies.
Information and Communications Technology
     We conduct our ICT businesses through our wholly-owned subsidiary ePLDT. ePLDT is a broad-based integrated information and communications technology company, focusing on infrastructure and solutions for internet applications, IP-based solutions and multimedia content delivery. ePLDT’s principal businesses are the operation of: (1) knowledge processing solutions, through the SPi Group; (2) customer relationship management through SPi CRM; (3) an internet data center under the brand name Vitro™; and (4) internet and online gaming through Infocom, netGames, Digital Paradise and Level Up!. Our ICT business registered revenues of Php11,358 million, Php11,549 million and Php10,983 million for the years ended December 31, 2010, 2009 and 2008, respectively, accounting for 7% of our total revenues in each year. The growth in the revenue contribution from our ICT business was primarily due to the continued growth of our data center and knowledge processing solutions businesses’ service revenues.
Knowledge Processing Solutions
     ePLDT provides knowledge processing solutions through the SPi Group. Our knowledge processing solutions business provides services such as: (a) editorial and content production services to the scholarly scientific, technical and medical journal publishing industry; (b) digital content conversion services to information organizations; (c) pre-press project management services to book publishers; (d) conversion services of medical records/data from handwritten or speech format to electronic format and patient scheduling, coding and compliance assistance, consulting and specialized reporting services; and (e) revenue cycle management, transcription and coding compliance services for U.S. medical facilities.
Customer Relationship Management
     We provide our customer relationship management business primarily through SPi CRM. SPi CRM provides offshore, cost-effective contact center outsourcing solutions specializing in inbound customer care; customer and technical support to its clients in the Philippines, U.S. and U.K.; and exclusive customer support and billing requirements to one of the largest direct-to-home satellite television providers in the U.S. In 2010, we owned and operated 5,565 seats with an average of 4,592 CSRs compared to 7,140 seats with an average of 5,190 CSRs in 2009. As at December 31, 2010 and 2009, SPi CRM had six and seven customer relationship management sites, respectively.
Internet and Online Gaming
     ePLDT owns a 99.6% equity interest in Infocom, one of the country’s leading internet service providers, or ISPs. Infocom offers consumer prepaid internet access under the name WarpSpeed and Speed Tipid, and postpaid internet access; dedicated dial-up and multi-user dial-up corporate leased lines; broadband internet access through DSL and cable; and website consulting, development and hosting. ePLDT also owns a 75% equity interest in Digital Paradise, an internet café business with 104 branches which assumed the assets of Netopia Computer Technologies, Inc. and the brand Netopia. ePLDT further holds a 57.5% equity interest both in netGames, a publisher of Massively Multi-player Online Games in the Philippines and in Level Up!, a leading publisher of online games in the Philippines.
Data Center and Others
     ePLDT operates Vitro™, one of the Philippines’ first internet data centers that provides co-location, web and server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and web hosting, shared applications, data disaster recovery and business continuity services, intrusion detection and IP security services, as well as firewall and managed firewall, and other data services.

Infrastructure
Wireless Network Infrastructure
Cellular
     Through Smart, we operate a digital GSM network. To meet the growing demand for cellular services, Smart has implemented an extensive deployment program for its GSM network covering substantially all of Metropolitan Manila and most of the other population centers in the Philippines. As at December 31, 2010, Smart had 48 mobile switching centers, 94 text messaging service centers and 10,316 cellular/mobile broadband base stations in operation after having added 589 cellular/mobile broadband base stations to its nationwide cellular network in 2010.
     Smart has an operating spectrum of 7.5 MHz in the 900 band supporting 20 MHz in the 1800 band for its GSM network and 15 MHz in the 2100 band and 10 MHz in the 850 band assigned for 3G and W-CDMA. Smart’s dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz BTS in dense urban areas while its 900 MHz BTS can be much more economically deployed in potentially high growth, but less densely populated provincial areas. The 3G network revolutionizes mobile technology by providing more capacity, faster data rates and richer data and video applications. Smart has been deploying its 3G network in urban areas where there is a demand for mobile broadband applications and where 3G mobile units are more likely to be available. We do not expect spectrum constraints to affect Smart’s expansion plans for GSM in the foreseeable future.
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
     Smart was awarded a 3G license by the NTC in 2005 and received the largest radio frequency allocation of 15 MHz. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to rapidly deploy its 3G network nationwide and at the same time offer the highest quality of 3G service. Smart has been continuously extending its 3G footprint and since it commenced, it now covers 410 cities and municipalities which includes the whole Metro Manila and major urban centers nationwide. Smart also upgraded its 3G network to HSDPA to provide users with high download data rates and an improved broadband experience.
     Smart has been co-locating its cell sites where its base stations are installed. As at December 31, 2010, 27 of Smart’s mobile switching centers were housed in PLDT’s fixed line complexes. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.
Wireless Broadband, Satellite and Other Services
     SBI operates a nationwide broadband wireless internet data services. It is operating in the 2.4, 2.5, 3.5 and 5.7 GHz spectrum, supporting its WiFi, Canopy and eventually WiMax services, respectively. It offers fixed wireless broadband internet connectivity to both residential and corporate clients. It also maintains and operates WiFi hotspots installations that serve mobile internet users. More than 2,500 of Smart’s base stations are now wireless broadband-capable, covering most of the key cities and the other populated centers in the country. These are strategically co-located in Smart’s cellular base stations that allow it to efficiently reach many subscribers. For its backbone, it uses the nationwide PLDT and Smart fiber optic and IP backbone that provide substantial bandwidth capacity to utilize and to grow on demand.
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

Fixed Line Network Infrastructure
Domestic
     Our domestic telephone network includes installed telephones and other equipment on customers’ premises, local access lines connecting customers to exchanges, referred to as “outside plant,” inter-office lines connecting exchanges, and long distance transmission equipment. We have a total of 203 central office exchanges nationwide as at December 31, 2010 and continuously expanding the wireline infrastructure in unserved and underserved areas using new technology.
     We are currently upgrading our fixed line facilities to the NGN, an IP-based platform that can deliver voice and data services using the same network. NGN enables us to replace the ageing Public Switched Telephone Network switches and transfer existing customers to this new platform and acquire new customers for voice and data services. We expect to complete the upgrading of our fixed line facilities to NGN in 2015, providing subscribers with a diversified range of telecommunication services using IP technology.
     We have also started the upgrading of our legacy data and transport networks to IP-based platform. This enables us to also replace the old data network and provides new capabilities to our corporate data customers. We also expect to complete this initiative in 2015.
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
     Furthermore, we have several networks that provide domestic and international connectivity for corporate customers and other carriers. These include the Multi-Service Access Platform, or MSAP, based on synchronous digital hierarchy, or SDH, technology and legacy data networks that provides wide range of bandwidth from low speed to high speed capacity in Gigabits per seconds. These networks are deployed in strategic areas nationwide comprising of more than a thousand nodes and these networks will eventually be evolved to a converged multi-service Carrier Ethernet Network starting this year.
     We have our own 10,050-kilometer DFON, the country’s first telecommunications network using fiber optics in delivering voice, video, data, and other broadband and multimedia services nationwide. Our fiber optic network employs MSAP and Reconfigurable Optical Add-Drop Multiplexer technologies to improve network performance and reduce operating costs. Our network is composed of in-land and submarine cable installations and is configured in seven self-healing rings and three self-healing subtending rings, or small rings within the main DFON loop, allowing route delivery even in the event of single link failure per ring. Further, one main and one subtending rings are also provided with a third fiber optic cable routes to further improve network resiliency in case of double/multiple link failures within the ring. To date, the PLDT DFON has an aggregate capacity of 1.7 Terabits per second and is connected directly to four international submarine cable systems. PLDT’s fiber optic transport network is augmented by the nationwide terrestrial microwave backbone operated by Smart. These microwave networks complement the higher capacity fiber optic networks and are vital in delivering reliable services to remote areas.
     We likewise have an IP backbone network composed of high-capacity, high-performance core and edge routers which provides connectivity to all IP-based network elements of PLDT, Smart, other affiliates and subsidiaries, and corporate customers. It serves as the single IP transport platform for all IP-based services of PLDT.
     For many years, PLDT has been using the power pole network of Meralco in Metropolitan Manila for PLDT’s fixed line aerial cables in this area pursuant to lease agreements with Meralco. PLDT, through PCEV, has approximately 6% direct ownership interest in Meralco and approximately 17.5% indirect interest in Meralco through PCEV’s investment in Beacon, and has in this regard entered into an investment and cooperation agreement with the Lopez Group providing it with certain corporate governance rights in respect of Meralco. See “— Information on the Company — Infrastructure — Fixed Line Network Infrastructure”, Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Investing Activities” and Note 10 — Investments in Associates and Joint Ventures to the accompanying consolidated financial statements in Item 18 for further information on the Meralco shares acquisition and the transfer of PCEV’s equity share in Meralco.

International
     We provide international network services using our two international gateway switching exchanges. As at December 31, 2010, our international long distance facilities allow direct correspondence with 40 countries (representing 79 correspondents) and can reach 668 foreign destinations (via direct and transited routes including fix and mobile breakouts) worldwide. We also own interests in submarine cable systems, through which we route all of our international traffic.
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
     In July 2010, PLDT signed a Memorandum of Understanding to plan the Asia Submarine-cable Express (ASE) project. On January 27, 2011, PLDT signed the ASE Construction and Maintenance Agreement with leading telecommunication companies of Japan, Singapore and Malaysia. As the Philippine Landing Party, PLDT will build a new cable landing station in Daet, Camarines Norte to accommodate the ASE. The system will initially connect the Philippines, Japan, Hong Kong, Singapore and Malaysia. It is expected to be operational by the third quarter of 2012.
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
     Effective February 1, 2003, international calls terminating to PLDT’s fixed line network have been charged a termination rate of approximately US$0.12 per minute, an increase from the previous rate of approximately US$0.08 per minute. Also, international calls terminating to Smart’s cellular network have been charged a termination rate of approximately US$0.16 per minute, an increase from the previous termination rate of approximately US$0.12 per minute. In 2010, the average termination rates for PLDT and Smart were approximately US$0.10 per minute and US$0.13 per minute, respectively.
     PLDT has continuously and actively negotiated with other legitimate Philippine Fixed and CMTS carriers for interconnection based on the guidelines being issued by the NTC or any authorized government agency. These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside.
     Direct interconnection, termination/access charges or the charges a carrier bills the other in directly accessing its network are bilaterally negotiated and agreed upon by the carriers, pursuant to NTC rules and regulations.
     As an authorized Inter-Exchange Carrier, PLDT provides transit services or calls originating from one carrier and terminating to the other via PLDT’s network. PLDT provides extensive transit services to PAPTELCO and non-PAPTELCO carriers, these entities virtually having no telecommunications backbone of their own. As at December 31, 2010, PAPTELCO has 47 member companies operating 122 main telephone exchanges in the countryside.
     In 2010, wholesale termination rate to PLDT fixed line network remained at approximately US$0.10 per minute while traffic to Smart via PLDT international gateway facility was rated wholesale at approximately US$0.13 per minute. Despite the global trend to reduce wholesale international termination rates, PLDT has kept its rates at approximately above US$0.10 level considering the cost to haul and terminate these calls to its subscribers.
Licenses and Regulations
Licenses
     PLDT, Subictel, Clarktel, Philcom, Smart, PCEV, SBI and CURE provide telecommunications services pursuant to legislative franchises which will expire, in the case of PLDT, on November 28, 2028; in the case of Subictel, in 2019; in the case of Clarktel, on June 30, 2024; in the case of Philcom, in November 2019; in the case of Smart, on March 27, 2017; in the case of PCEV, on May 14, 2019; in the case of SBI, on July 14, 2022; and in the case of CURE, on April 24, 2026. A franchise holder is required to obtain operating authority from the NTC to provide specific telecommunications services. These approvals may take the form of a CPCN, or, while an application for a CPCN is pending, a provisional authority to operate. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned.
     PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which will expire at various times between now and 2028. The CPCNs pursuant to which PLDT may provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expired in 2003. Although some of PLDT’s CPCNs and provisional authorities have already expired, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. PLDT expects that the NTC will grant these extensions; however, there can be no assurance that this will occur. The period of validity of some of PLDT’s CPCNs, has been extended further by the NTC to November 28, 2028, coterminous with PLDT’s current franchise under R.A. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 are currently pending with the NTC. See Item 3. “Key Information — Risk Factors —

Risk Relating to Us — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes” for further discussion.
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
     Smart operates its cellular, international long distance and national long distance services pursuant to CPCNs, the terms of which will expire upon the expiration of its franchise. On July 22, 2002, Smart was granted separate CPCNs to operate a CMTS and an international gateway facility. On August 26, 2002, Smart was granted a CPCN to install, operate and maintain nationwide global mobile personal communications via satellite which will also expire upon expiration of its franchise. On February 19, 2008, Smart was granted a CPCN to establish, install, maintain, lease and operate an international private leased circuit for a term that is coterminous with the expiration of its franchise. Prior to that, Smart was permitted to engage in these activities pursuant to a provisional authority and timely filed an application for the grant of such CPCN. On September 29, 2009, Smart was granted a provisional authority to install, operate and maintain a nationwide data communications network which is valid for 18 months or up to March 29, 2011. Smart filed a motion for issuance of CPCN or extension of provisional authority on March 03, 2011, which is still pending resolution by the NTC as at March 29, 2011. On May 28, 2010, the NTC issued an order granting the extension of Smart’s provisional authority to construct, install, operate and maintain a nationwide public calling office and payphone service from January 5, 2010 up to January 4, 2013.
     On December 29, 2005, Smart was awarded a 3G license by the NTC after being ranked the highest among the competing operators with a perfect score on a 30-point grading system designed to gauge the capability of telecommunication operators to effectively provide extensive 3G services. As a result, Smart received the largest radio frequency allocation of 15 MHz as well as first choice of frequency spectrum. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrums. Smart is required to pay annual license fees of Php115 million based on the two 15 MHz spectrums awarded to Smart.
     PCEV CMTS frequency band 825-835/870-880 MHz was reassigned to Smart for additional 3G use on March 6, 2008. Smart is now required to pay to NTC the spectrum user fee, or SUF, of Php150 million based on the additional 10 MHz of 3G frequencies.
     Under the terms of the 3G license, Smart was required to:
•	begin installation and rollout of its 3G network no later than 18 months from the date of the award;

•	start commercial operations no later than 30 months from the date of the award; and

•	cover at least 80% of provincial capitals and 80% of chartered cities within five years.
     PCEV was authorized to provide virtually every type of telecommunications service, including the transmission of voice, data facsimile, audio and video and information services, in and between provinces, cities and municipalities throughout the Philippines. The franchise, which was last amended on May 14, 1992, will expire on May 14, 2019 and may be extended by a legislative act of the Philippine Congress. On January 8, 2010, the NTC approved the transfer to SBI of PCEV’s CPCN to establish, construct, operate and maintain a nationwide CMTS.
     SBI is a grantee of a 25-year legislative franchise under R.A. 8337, which expires on July 14, 2022, to construct, install, establish, maintain, lease and operate wire and/or wireless telecommunications system throughout the Philippines.
     On August 26, 2009, the NTC granted SBI a CPCN for the installation, operation and maintenance of the data leased channel circuit network service for a period coterminous with the life of its existing franchise. SBI is a grantee of a provisional authority for the expansion of its data leased channel circuit network service in several areas in Zamboanga Sibuguey, Sultan Kudarat, Southern Leyte, Biliran, Compostela Valley, Davao Oriental, Dinagat Island and Shariff Kabunsuan. The provisional authority is valid for 18 months from September 29, 2009 until March 29, 2011. SBI filed a motion for issuance of CPCN or extension of provisional authority on March 02, 2011. The said motion is still pending resolution by the NTC. SBI is also a grantee of a provisional authority for the installation, operation and maintenance of international leased line service that was valid up to February 2005 and the motion for extension of which remains pending with the NTC as at the date of this annual report.

     CURE is a grantee of a 25-year congressional franchise under R.A. 9130, which expires on April 24, 2026, to construct, install, establish, maintain, lease and operate wire and/or wireless telecommunications system throughout the Philippines. The NTC granted CURE a provisional authority to install, operate and maintain a nationwide 3G network on January 3, 2006 valid for 18 months, which was subsequently extended for three years from January 4, 2007 until January 3, 2010. On December 3, 2009, CURE filed a motion for issuance of CPCN or extension on the provisional authority. CURE had also submitted its roll-out plan to the NTC on January 4, 2010. As at the date of this annual report, this motion is still pending with the NTC.
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
     PDSI is a holder of a provisional authority issued by the NTC to construct, install, operate and maintain an information and data communication network in key cities and municipalities in the Philippines on December 22, 2005 with validity of 18 months or until June 22, 2007, which has been successively extended by the NTC. Most recently, on April 7, 2010, the NTC issued an order dated June 29, 2010 extending the provisional authority to another three years or up to June 22, 2013. Likewise, PDSI is a registered VAS provider for internet access services and VoIP.
     The following table sets forth the spectrum system, licensed frequency and bandwidth used by Smart, SBI, CURE and PDSI:

Carrier	Spectrum System	Frequency Assignment	Bandwidth
Smart	ETACS/GSM 900	897.5-905/942.5-950 MHz	7.5 MHz
	GSM 1800	1725-1730/1820-1825 MHz	5.0 MHz
		1730-1732.5/1825-1827.5 MHz	2.5 MHz
		1735-1740/1830-1835 MHz	5.0 MHz
		1745-1750/1840-1845 MHz	5.0 MHz
		1780-1782.5/1875-1877.5 MHz	2.5 MHz
	3G (W-CDMA)	1920-1935/2110-2125 MHz	15.0 MHz
		825-835/870-880 MHz	10.0 MHz

SBI	AMPS/CDMA(1)	824-825/869-870 MHz	1.0 MHz
		845-846.5/890-891.5 MHz	1.5 MHz

	Wireless broadband	2670-2690 MHz(2)	20.0 MHz
		2400-2483.5 MHz(2)	73.0 MHz
		3400-3590 MHz(2)	94.0MHz
		5470-5850 MHz(2)	123.0MHz

CURE	3G	1955-1965/2145-2155 MHz	10.0 MHz

PDSI	BWA (WiMAX)	2332.5-2362.5 MHz(3)	30.0 MHz

(1)	On January 8, 2010, the NTC approved the transfer of PCEV’s CPCN to SBI

(2)	SBI frequency assignments on these bands are non-contiguous and are on a per station and location basis

(3)	On May 27, 2010, the NTC adjusted PDSI’s frequency assignments from 2340-2370 MHz to 2332.5-2362.5 MHz, due to various technical considerations
Material Effects of Regulation on our Business
     Operators of international gateway facilities and cellular telephone operators, pursuant to Executive Order No. 109, are required to install a minimum number of local exchange lines. Of these new lines, operators are required to install one rural exchange line for every ten urban exchange lines installed. Smart and PCEV were required to install 700,000 and 400,000 rural lines, respectively, and each has received a certificate of compliance from the NTC.
     PLDT, Subictel, Clarktel, Philcom, Smart, PCEV, SBI and CURE, are required to pay various permit, regulation and supervision fees to the NTC. PLDT was previously engaged in disputes with the NTC over some of the assessed fees. For more information on the disputes involving PLDT, see Item 8. “Financial Information — Legal Proceedings — NTC SRF.”
     The 14th Philippine Congress considered two bills that relate to the imposition of a franchise tax on telecommunications companies. HB No. 1469 proposes to re-impose a 5% franchise tax on gross receipts of telephone and telegraph services in lieu of the VAT. HB No. 1560 proposed a franchise tax at the rate of 3.5% on the first year and 7% thereafter on gross receipts of telecommunications and broadcast companies, in lieu of the VAT. Other bills filed proposed to tax telecommunications services. Among them, the imposition of a tax on mobile phone companies on all text entries to text games; the imposition of a Php0.50 specific tax on each SMS to be borne by the cellular phone companies; and the imposition of a 10% ad valorem tax on all cellular phone calls using 3G, a bill that seeks to prohibit telecommunications companies from imposing fees and/or charges on text messaging between subscribers of the same telecommunications company and providing for free text messages until the prepaid load has been fully consumed.
     The Committee on Oversight of Congress also held discussions on the possibility of linking up the BIR and NTC with the telecommunications companies through an electronic “metering device,” which discussions led to a proposal to impose an additional Php0.10 tax on text messaging.
     In the Upper House, Senate Bill No. 2402 proposes to establish a Health and Education Acceleration Program Fund for special projects on educational development from the proceeds of income tax imposed on telecommunications companies at the rate of 20% of their gross receipts from short messaging service or text sent from and through their networks which would be remitted to the fund for a period of five years. This tax may not be passed on to consumers. Under the proposed bill, telecommunications companies shall no longer pay for the regular income tax on their income from these transactions during the five-year period that the special gross receipts tax on text messaging is imposed. The income tax scheme for text messaging shall revert to the regular income tax for corporations after the five-year period. Moreover, the bill proposes to allow telecommunications companies to deduct 10% of the tax remitted to the fund from their other income as ordinary business expense over a period of ten years.
     During the 15th Philippine Congress in 2010, Smart was requested to attend a hearing regarding HB No. 1224 or the Corporate Social Responsibility Act Bill filed by Rep. Gloria Macapagal-Arroyo and Rep. Diosdado Macapagal-Arroyo. Aside from this proposed legislation, both the Upper and Lower House have pending bills filed by various legislators concerning Anti-Trust, Competition and the setting up of a Fair Trade Commission. The PLDT Group has submitted its position papers on both matters.
     In 2009, the NTC issued a number of directives that regulate the manner in which we conduct our business:
•	On July 3, 2009, the NTC issued Memorandum Circular No. 03-07-2009, imposing an extension of the expiration of the prepaid loads from two months to various expiration periods ranging from three days to 120 days. Smart has been implementing the new validity period of prepaid loads since July 19, 2009.

•	On July 7, 2009, the NTC amended its rules on broadcast messaging in Memorandum Circular No. 04-07-2009, which prohibits content and/or information providers from initiating push messages. It further requires that subscribers be the party to initiate any services with public telecommunication entities and/or content providers, be sent a notification when they subscribe for any service and be given an option whether to continue with the availed service.

•	On July 23, 2009, the NTC issued Memorandum Circular No. 05-07-2009 mandating cellular operators, including Smart, to charge calls on a maximum six-second pulse basis instead of the previous per minute basis whether the subscriber is prepaid or postpaid. The NTC granted Smart the provisional authority to charge new rates and implement six second pulse scheme on December 5, 2009. Smart subsequently implemented the six seconds per pulse directive by billing on a six second per pulse basis, if subscribers entered additional dialing numbers as a prefix before the actual number. The NTC opposed Smart’s implementation of the six seconds per pulse directive. As of March 31, 2010, the matter is pending before the Court of Appeals and is the subject of a temporary restraining order preventing the NTC from implementing its six second per pulse billing directive. In December 2009, Smart and other CMTS providers challenged the implementation of the NTC memorandum circular before the Court of Appeals, which issued a writ of preliminary injunction preventing the NTC from implementing its six second per pulse billing directive.

•	On December 28, 2010, the Court of Appeals promulgated a decision finding that the NTC had no basis to impose the rates it fixed for the six second pulse and that the CMTS operators have the option to file their rate applications anew. However, the Court ruled also that under the NTC memorandum circular, the six second pulse is the default mode and that the NTC has the power to regulate the rates of CMTS providers under Section 17 of R. A. 7925, even in the absence of ruinous competition, monopoly, cartel or combination thereof in restraint of free competition. The NTC, through the Office of the Solicitor General filed a motion for reconsideration of the decision. Smart was required by the Court of Appeals to file its comment.
     The six second per pulse billing scheme is expected to have a negative impact on Smart’s revenue, profit and ARPU as this is expected to decrease the amount of time billed per call as a result of moving to shorter billing intervals of six seconds from the previous one minute.
     See Item 3. “Key Information — Risk Factors — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes” for further discussion.
     In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act, R.A. 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares within a period of five years from: (a) the date the law became effective; or (b) the entity’s first start of commercial operations, whichever date is later. PLDT and PCEV have complied with this requirement. However, Smart has not conducted a public offering of its shares. If Smart is found to be in violation of R.A. 7925, this could result in a revocation of the franchise of Smart and in the filing of a quo warranto case against Smart by the Office of the Solicitor General of the Philippines. See Item 3. “Key Information — Risk Factors — The franchise of Smart may be revoked due to its failure to conduct a public offering of its shares” for further discussion.
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
     During the last quarter of 2010, the NTC started holding public hearings on a proposed Memorandum Order concerning minimum speed of broadband internet.
Competition
     Including us, there are four major LECs, 11 international gateway facility providers and three major cellular service providers in the country. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we face increasing competition in major services of the telecommunications industry, particularly data and other network services.
Cellular Service
     There are presently three major operating service providers, namely Smart, Globe and Digitel. Globe acquired Innove to form one operating group while Smart and Red Mobile, all being part of the PLDT Group, form another operating group. These two operating groups have an approximately 82% share of the Philippine cellular market. There are therefore effectively two large competitors in the Philippine cellular market. The third active operator, Digitel, commenced its cellular service, Sun Cellular, on March 29, 2003 and is estimated to have an approximately 18% share of the cellular market as at December 31, 2010. In December 2005, the NTC awarded four out of five 3G licenses to existing cellular operators Smart, Globe, Digitel and to a new entrant, CURE. The NTC has yet to award a fifth license to another operator.

     Competition in the cellular telecommunications industry has intensified with the increased availability of affordably priced handsets offering a range of new functions and the introduction by competitors of new and improved plans for postpaid subscribers, reduced rates per minute and aggressive marketing and promotional strategies. The principal bases of competition are price, including handset cost, quality of service, network reliability, geographic coverage and attractiveness of packaged services. Smart’s network leads the industry in terms of coverage with 10,316 cellular/mobile broadband base stations as at December 31, 2010.
     As a result of competitive pressures, service providers, including Smart, have introduced “bucket” plans providing unlimited voice and text services, and other promotions. While most of the “bucket” priced plans currently available in the market are being offered on promotional bases, Smart, Globe and Sun Cellular continue to launch other services that are designed to encourage incremental usage from existing subscribers and also to attract new subscribers.
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
     Consistent with industry practice and Smart’s churn management efforts, Smart “locks” the handsets it sells to its subscribers, rendering them incompatible with SIM cards issued by competitors and thereby hindering them from swapping the existing SIM for a SIM of a competing operator. However, subscribers can have their handsets “unlocked” by unauthorized parties for a nominal fee and purchase new SIM cards from competing operators. “Unlocking” does not involve significant cost to the subscribers. Switching to another cellular operator would, however, result in a change of the subscriber’s cellular telephone number.
     In order to avail themselves of promotions and cost efficient network-to-network calling rates, cellular subscribers in the Philippines have increasingly been subscribing to the services of multiple wireless operators. As a result, the increases in 2009 and 2010 in our cellular subscriber base and the penetration rate of the wireless market in the Philippines were primarily attributable to such “multiple SIM card ownership”.
Local Exchange Service
     The concerted nationwide local exchange line build-out by various providers, as mandated by the Philippine government, significantly increased the number of fixed line subscribers in the country and resulted in wider access to basic telephone service. The growth of the fixed line market, however, remained weak due to the surge in demand for cellular services and, in the past, the general sluggishness of the Philippine economy. Nevertheless, we have sustained our leading position in the fixed line market on account of PLDT’s extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market are Digitel, BayanTel and Globe, which provide local exchange service through both fixed and “fixed wireless landline services.”
     There are currently four major fixed wireless landline services in the market that resemble a cellular phone service but provide the same tariff structure as a fixed line service such as the charging of monthly service fees. The earliest such service was provided by Digitel in the fourth quarter of 2005 at a fixed monthly rate of Php672. This service is provided mostly in selected areas of Southern and Northern Luzon where Digitel was lacking fixed cable facilities. Globe quickly followed suit with a similar service at a monthly rate of Php995 which bundled a wireless landline and broadband internet connection of up to 384 kbps. This service is offered in limited areas of Metropolitan Manila such as Makati, Las Piñas, the Visayas region and selected areas of Southern Luzon such as Cavite and Batangas.
     BayanTel launched a similar service at lower rates in the second half of 2006, which service maintains two major price points open to both residential and business subscribers. This service is available under two plans, a plan at a monthly rate of Php699 for customers in Metro Manila and a plan at a monthly rate of Php599 for customers in selected regional areas of the Philippines.

     In March 2007, we introduced the PLP, a postpaid fixed wireless service which was initially available only in regional areas where there were no available PLDT fixed cable facilities. There are two plans being offered for the PLP postpaid regular service: (a) Plan 600 with 600 free local outgoing minutes; and (b) Plan 1,000 with 1,000 free local outgoing minutes, and a charge of Php1 per minute in excess of free minutes for both plans. In March 2008, we introduced the prepaid variant of the PLP. There are two load plans being offered for the PLP prepaid service: (a) Php300 load denomination with free 150 local outgoing minutes; and (b) Php600 load denomination with free 600 local outgoing minutes. Both prepaid plans include unlimited incoming calls for one month, and charges Php2 per minute and Php1 per minute in excess of free local outgoing minutes for Php300 and Php600 denominations, respectively.
International Long Distance Service
     There are 11 licensed international gateway facility operators in the country, including us. While we still maintain a leadership position in this highly competitive segment of the industry, our market share in recent years has declined as a result of: (1) competition from other international gateway facility operators and illegal international simple resale operators; (2) an increase in inbound and outbound international long distance calls terminating to and originating from the growing number of cellular subscribers; and (3) the popularity of alternative and cheaper modes of communication such as text messaging, e-mail, internet telephony and the establishment of virtual private networks for several corporate entities, further heightening the competition.
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
     With respect to inbound calls into the Philippines, we have been pursuing a number of initiatives to mitigate the decline in our inbound telecommunications traffic, including lowering our termination rates and identifying and limiting unauthorized traffic termination. In addition, we have also established presence, through our wholly-owned subsidiary PLDT Global, in key cities overseas to identify and capture Philippine terminating traffic at its source, maximize the use of our international facilities and develop alternative sources of revenue.
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
Data and Other Network Services
     The market for data and other network services is a growing segment in the Philippine telecommunications industry. The growth is spurred by the significant growth in consumer and retail broadband internet access, enterprise resource planning applications, customer relationship management, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both here and abroad. Our major competitors in this area are Globe, BayanTel and Digitel. The principal bases of competition in data services market are coverage, price, value for money, bundles or free gifts, customer service and quality of service.

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
Properties
     We own four office buildings located in Makati City and own and operate 203 exchanges nationwide, of which 46 are located in the Metropolitan Manila area. The remaining 157 exchanges are located in cities and small municipalities outside Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications. As at December 31, 2010, we had 6,037 cellular cell sites, 10,316 cellular/mobile broadband base stations and 2,519 fixed wireless broadband-enabled base stations.
     As at December 31, 2010, our principal properties, excluding property under construction, consisted of the following, based on net book values:
•	69% consisted of cable, wire and cellular facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

•	15% consisted of central office equipment, including international gateway facilities, pure national toll exchanges and combined local and toll exchanges;

•	10% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

•	5% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers’ premises; and

•	1% consisted of other work equipment.
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
     PLDT’s, Smart’s and PCEV’s properties are free from any mortgage, charge, pledge, lien or encumbrance; however, a portion of ePLDT’s property is subject to liens.
     The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites, telecommunications equipment locations and various office equipment. For more information on the obligations relating to these properties and long-term obligations, see Note 26 — Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18.
     For 2011, we expect that cash from operations should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to maximize existing technologies and increase capacity to accommodate expected continued increases in call and text volumes as a result of unlimited voice and text offerings and other promotions. Our 2011 budget for consolidated capital expenditures is approximately Php34.4 billion, of which approximately Php19.5 billion is budgeted to be spent by Smart, approximately Php13.5 billion is budgeted to be spent by PLDT and the balance represents the budgeted capital spending of our other subsidiaries. PLDT’s capital spending is intended principally to finance the continued build-out and upgrade of its broadband data and IP infrastructures and for its fixed line data services and the maintenance of its network. Smart’s capital spending is focused on expanding and upgrading its transmission network from the backbone up to last mile facilities to meet increased demand for cellular and broadband services in a highly-competitive playing field. Smart’s 2011 capital investments are driven by rapidly-evolving technologies in both voice- and data-centric environments, improvement of quality and subscriber experience, expansion of capacity and achieving operational and cost efficiencies with its accelerated network modernization program. The aggressive rollout, expansion and modernization programs will likewise prepare Smart for the projected massive growth and demand in broadband business.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” and elsewhere in this report. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. For convenience, certain Philippine peso financial information in the following discussions has been translated to U.S. dollars at the exchange rate at December 31, 2010 of Php43.81 to US$1.00, as quoted through the Philippine Dealing System.
Overview
     We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the basis for management’s decision to allocate resources and evaluate operating performance:
•	Wireless — wireless telecommunications services provided through our cellular service providers namely, Smart, PCEV (on August 17, 2009, Smart acquired the cellular business of PCEV, which is formerly known as Pilipino Telephone Corporation) and CURE; SBI, BOW, Airborne Access Corporation and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Philcom and subsidiaries, Maratel, SBI, PDSI, BCC and PLDT Global, all of which together account for approximately 4% of our consolidated fixed line subscribers; and

•	ICT — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT and BayanTrade Group; knowledge processing solutions provided by the SPi Group; customer relationship management provided by SPi CRM, (on April 8, 2010, SPi CRM, Parlance and Vocativ were merged wherein SPi CRM became the surviving entity); internet access and online gaming services provided by Infocom, Digital Paradise, netGames and Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 — Investments in Associates and Joint Ventures to the accompanying consolidated financial statements in Item 18.
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
     In addition, our results of operations and financial position are with increasing significance affected by fluctuations of the Philippine peso against the U.S. dollar. Since a substantial portion of our indebtedness is denominated in U.S. dollars, a depreciation or appreciation of the Philippine peso against the U.S. dollar as at the end of the most recent fiscal year compared to the end of the previous fiscal year may result in our recognition of significant foreign exchange losses or gains, respectively. For example, the Philippine peso appreciated against the U.S. dollar from Php46.43 as at December 31, 2009 to Php43.81 as at December 31, 2010, as a result of which we recognized in 2010 foreign exchange gains in the amount of Php1,807 million, representing an increase of Php898 million from Php909 million foreign exchange gains recognized in 2009. Moreover, since approximately 26% of our revenues are either denominated in U.S. dollars or linked to the U.S. dollar, a depreciation or appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar increases or decreases our revenues in Philippine peso terms and increases or decreases our cash flow from operations, respectively. For example, in 2010, the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php45.12 in 2010 from Php47.64 in 2009 decreased our U.S. dollar and U.S. dollar-linked revenues in Philippine peso terms. Furthermore, fluctuations of the Philippine peso against the U.S. dollar resulted in gains or losses on our derivative financial instruments, which with increasing significance affect our results of operations and financial position. For example, we recognized net losses on derivative financial instruments of Php1,741 million in 2010 from Php1,006 million in 2009. Please see Item 3. “Key Information — Risk Factors — Our result of operations and financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar”.
Management’s Financial Review
     As discussed in Item 3. “Key Information — Performance Indicators”, we use our adjusted EBITDA and core income to assess our operating performance; a reconciliation of our consolidated adjusted EBITDA and our consolidated core income to our consolidated net income for the years ended December 31, 2008, 2009 and 2010 is set forth below.
     The following table shows the reconciliation of our consolidated adjusted EBITDA to our consolidated net income for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in million pesos)
Consolidated adjusted EBITDA	83,717	86,194	87,996
Amortization of intangible assets	(388)	(368)	(377)
Depreciation and amortization	(26,277)	(25,607)	(24,709)
Asset impairment:
Investments in associates and joint ventures	(78)	—	(282)
Property, plant and equipment	(120)	(634)	(104)
Goodwill and intangible assets	(1,243)	(379)	(2,450)
Prepayments and others	(55)	(1,324)	(23)

Consolidated operating profit for the year	55,556	57,882	60,051
Foreign exchange gains (losses) — net	1,807	909	(6,170)
Equity share in net earnings (losses) of associates and joint ventures	1,408	2	(176)
Interest income	1,200	1,539	1,668
Gains (losses) on derivative financial instruments — net	(1,741)	(1,006)	3,115
Financing costs — net	(6,698)	(6,556)	(6,104)
Other income	2,153	2,069	1,665
Consolidated income before income tax	53,685	54,839	54,049
Provision for income tax	13,426	14,744	19,073

Consolidated net income for the year	40,259	40,095	34,976

     The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in million pesos)
Consolidated core income for the year	42,028	41,138	38,214
Foreign exchange gains (losses) — net	1,819	908	(6,170)
Core income adjustment on equity share in net earnings of associates and joint ventures	(699)	(517)	—
Gains (losses) on derivative financial instruments — net, excluding hedge cost	(1,307)	(407)	3,934
Asset impairment on noncurrent assets	(1,492)	(1,948)	(2,486)
Net tax effect of aforementioned adjustments	(132)	607	825

Net income for the year attributable to equity holders of PLDT	40,217	39,781	34,317
Net income for the year attributable to non-controlling interests	42	314	659

Consolidated net income for the year	40,259	40,095	34,976

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
     Determination of functional currency
     The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.
     The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso except for SMHC, SMI, TSI, BOW, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, and certain subsidiaries of Chikka, which is the U.S. dollar; and Singapore dollar for SCH, SGP, 3rd Brand, and certain subsidiaries of BayanTrade.
     Leases
     As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases, which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php3,970 million, Php4,055 million and Php3,656 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total finance lease obligations amounted to Php43 million and Php64 million as at December 31, 2010 and 2009, respectively. See Note 20 — Interest-bearing Financial Liabilities, Note 26 — Contractual Obligations and Commercial Commitments and Note 28 — Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18.
Significant influence in Manila Electric Company, or Meralco, on which PCEV has less than 20% ownership
     Under IAS 28, Investments in Associates, significant influence must be present and currently exercisable over an investee to account for any interest in that investee as investment in an associate and carried at equity method of accounting. If an investor holds, directly or indirectly, less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

     On March 30, 2010, following the transfer of PCEV’s Meralco shares to Beacon, PCEV’s direct ownership in Meralco was reduced to approximately 6% from approximately 20%. Beacon is a jointly controlled entity of PCEV and MPIC for the purpose of consolidating the ownership interest of PCEV and MPIC in Meralco. The decrease in PCEV’s direct ownership in Meralco, however, did not result to a change in PCEV’s representation to the Meralco Board of Directors. Prior to the transfer of approximately 14% interest in Meralco to Beacon, PCEV had three out of the 11 Board of Directors seats in Meralco. Based on the Omnibus Agreement, or OA, among PCEV, MPIC and Beacon, both PCEV and MPIC agreed that an equal number of Meralco nominee directors shall be chosen from each list of nominees provided by PCEV and MPIC. If the number of Meralco Nominee Directors for Beacon is an odd number, the remaining one Meralco Nominee Director shall be chosen alternatively first from the list of nominees provided by MPIC and then from the list provided by PCEV. The total Beacon ownership in Meralco entitles it to nominate three Board of Directors seats, two of which are the Chairman of the Board and the President of PCEV. For Meralco Board of Directors, committees and officers, these are jointly nominated from a list of nominees mutually agreed by MPIC and PCEV and vote affirmatively for the appointment of individuals to different Board of Directors committees and officers that Beacon is entitled to under the current MPIC-PCEV shareholders agreement. The Board of Directors members, committees and Meralco officers, which are the operating decision makers of Meralco, are represented by MPIC and PCEV through nominations. On this basis, PCEV has retained significant influence over Meralco, despite having less than 20% ownership interest, by virtue of PCEV’s 6% direct ownership interest together with its indirect interest of about 17.5% through PCEV’s investment in Beacon. See Note 10 — Investments in Associates and Joint Ventures to the accompanying consolidated financial statements in Item 18.
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
     Determining the recoverable amount of property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.
     The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under IFRS. Total impairment charges (including provision for doubtful account receivables and write-down of inventories and supplies) amounted to Php2,438 million, Php5,061 million and Php4,180 million for the years ended December 31, 2010, 2009 and 2008, respectively. See Note 4 — Operating Segment Information, Note 5 — Income and Expenses and Note 10 — Investments in Associates and Joint Ventures to the accompanying consolidated financial statements in Item 18.
     The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, trade and other receivables, inventories and supplies and prepayments are separately disclosed in Notes 9, 10, 14, 16, 17 and 18 to the accompanying consolidated financial statements in Item 18, respectively.

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
     The total depreciation and amortization of property, plant and equipment amounted to Php26,277 million, Php25,607 million and Php24,709 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization, amounted to Php163,184 million and Php161,256 million as at December 31, 2010 and 2009, respectively. See Note 4 — Operating Segment Information and Note 9 — Property, Plant and Equipment to the accompanying consolidated financial statements in Item 18.
     Determining the fair value of investment properties
     We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties is annually performed every December 31.
     Net gains from fair value adjustments charged to profit or loss amounted to Php6 million, Php352 million and Php59 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total carrying values of our investment properties amounted to Php1,560 million and Php1,210 million as at December 31, 2010 and 2009, respectively. See Note 12 — Investment Properties to the accompanying consolidated financial statements in Item 18.
     Goodwill and intangible assets
     Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method starting January 1, 2009 and purchase method for prior year acquisitions, which both require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.
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
     The total amortization of intangible assets amounted to Php388 million, Php368 million and Php377 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total carrying values of goodwill and intangible assets amounted to Php11,485 million and Php13,024 million as at December 31, 2010 and 2009, respectively. See Note 13 — Business Combinations and Acquisition of Non-Controlling Interests and Note 14 — Goodwill and Intangible Assets to the accompanying consolidated financial statements in Item 18.

     Recognition of deferred income tax assets and liabilities
     We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart’s and Wolfpac’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.
     Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php1,477 million and Php1,236 million as at December 31, 2010 and 2009, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php2,805 million and Php3,296 million as at December 31, 2010 and 2009, respectively. Total consolidated provision for deferred income tax amounted to Php1,198 million, Php656 million and Php2,715 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total consolidated net deferred income tax assets amounted to Php6,110 million and Php7,721 million as at December 31, 2010 and 2009, respectively, while total consolidated net deferred income tax liabilities amounted to Php1,099 million and Php1,321 million as at December 31, 2010 and 2009, respectively. See Note 4 — Operating Segment Information and Note 7 — Income Taxes to the accompanying consolidated financial statements in Item 18.
     Estimating allowance for doubtful accounts
     If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.
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
     Total asset impairment provision for trade and other receivables recognized in our consolidated income statements amounted to Php834 million, Php2,335 million and Php1,079 million for the years ended December 31, 2010, 2009 and 2008, respectively. Trade and other receivables, net of asset impairment, amounted to Php16,428 million and Php14,729 million as at December 31, 2010 and 2009, respectively. See Note 4 — Operating Segment Information, Note 5 — Income and Expenses, Note 16 — Trade and Other Receivables and Note 28 — Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18.
     Estimating net realizable value of inventories and supplies
     We write down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete or unusable are written-off and charged as expense in our consolidated income statement.
     Total write-down of inventories and supplies amounted to Php108 million, Php389 million and Php242 million for the years ended December 31, 2010, 2009 and 2008, respectively. The carrying values of inventories and supplies amounted to Php2,219 million and Php2,165 million as at December 31, 2010 and 2009, respectively. See Note 4 — Operating Segment Information, Note 5 — Income and Expenses and Note 17 — Inventories and Supplies to the accompanying consolidated financial statements in Item 18.
     Share-based payment transactions
     Our 2007 to 2009 LTIP grants SARs to our eligible key executives and advisors. Under the 2007 to 2009 LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement. The estimates and assumptions are described in Note 25 — Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18 and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the 2007 to 2009 LTIP recognized as expense amounted to Php1,833 million and Php1,281 million for the years ended December 31, 2009 and 2008, respectively. The outstanding 2007 to 2009 LTIP liability of Php4,582 million as at December 31, 2009 was paid in full in April 2010. See Note 5 — Income and Expenses, Note 23 — Accrued Expenses and Other Current Liabilities and Note 25 — Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18 for further discussion.
     Estimation of pension benefit costs and other employee benefits
     The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 — Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These excess actuarial gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed at year-end.
     Total consolidated pension benefit costs amounted to Php236 million, Php1,306 million and Php725 million for the years ended December 31, 2010, 2009 and 2008, respectively. Unrecognized net actuarial gains amounted to Php479 million as at December 31, 2010 and unrecognized net actuarial losses amounted to Php2,474 million as at December 31, 2009. The prepaid benefit costs amounted to Php5,333 million and Php5,414 million as at December 31, 2010 and 2009, respectively. The accrued benefit costs amounted to Php415 million and Php359 million as at December 31, 2010 and 2009, respectively. See Note 5 — Income and Expenses, Note 18 — Prepayments and Note 25 — Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18.
     The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the ECC and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on prevailing discount rates and profit targets. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for other employee benefits. All assumptions are reviewed on a monthly basis. Total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at and for the year ended December 31, 2010. See Note 5 — Income and Expenses and Note 25 — Shared-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18.
     Provision for asset retirement obligations
     Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,344 million and Php1,204 million as at December 31, 2010 and 2009, respectively. See Note 21 — Deferred Credits and Other Noncurrent Liabilities to the accompanying consolidated financial statements in Item 18.
     Provision for legal contingencies and tax assessments
     We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 — Provisions and Contingencies to the accompanying consolidated financial statements in Item 18.
     Revenue recognition
     Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.
     Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, we cannot assure you that the use of such estimates will not result in material adjustments in future periods.
     Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.
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
     Total fair values of financial assets and liabilities amounted to Php55,538 million and Php167,396 million as at December 31, 2010, respectively, while the total fair values of financial assets and liabilities amounted to Php58,225 million and Php165,063 million as at December 31, 2009, respectively. See Note 28 — Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2010
     Please see Note 2 — Summary of Significant Accounting Policies to the accompanying consolidated financial statements in Item 18 for a discussion of new accounting standards that will become effective subsequent to December 31, 2010 and their anticipated impact on our consolidated financial statements for the current and future periods.
Results of Operations
     The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, net income (loss), adjusted EBITDA, adjusted EBITDA margin and core income for the years ended December 31, 2010, 2009 and 2008. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

							Inter-segment
	Wireless		Fixed Line		ICT		Transactions	Consolidated
					(in millions)
For the year ended December 31, 2010
Revenues	Php	95,187	Php	48,951	Php	11,358	Php(11,037)	Php	144,459
Expenses		49,632		38,745		11,944	(11,418)		88,903
Other income (expenses)		1,235		(2,946)		221	(381)		(1,871)
Income (loss) before income tax		46,790		7,260		(365)	—		53,685
Provision for (benefit from) income tax		11,414		2,050		(38)	—		13,426
Net income (loss) for the year/ Segment profit (loss) for the year		35,376		5,210		(327)	—		40,259
Adjusted EBITDA for the year		58,945		22,668		1,723	381		83,717
Adjusted EBITDA margin for the year(1)		63%		47%		16%	—		59%
Core income for the year		35,418		5,580		1,030	—		42,028
For the year ended December 31, 2009
Revenues		97,524		51,373		11,549	(12,453)		147,993
Expenses		52,432		39,081		11,289	(12,691)		90,111
Other income (expenses)		1,149		(4,170)		216	(238)		(3,043)
Income before income tax		46,241		8,122		476	—		54,839
Provision for (benefit from) income tax		12,514		2,258		(28)	—		14,744
Net income for the year/ Segment profit for the year		33,727		5,864		504	—		40,095
Adjusted EBITDA for the year		59,411		25,215		1,330	238		86,194
Adjusted EBITDA margin for the year (1)		62%		49%		12%	—		59%
Core income for the year		33,026		7,502		613	(3)		41,138
For the year ended December 31, 2008
Revenues		95,852		49,686		10,983	(10,684)		145,837
Expenses		47,589		35,733		13,267	(10,803)		85,786
Other expenses		(2,640)		(3,173)		(1)	(188)		(6,002)
Income (loss) before income tax		45,623		10,780		(2,285)	(69)		54,049
Provision for (benefit from) income tax		16,124		3,048		(99)	—		19,073
Net income for the year/ Segment profit (loss) for the year		29,499		7,732		(2,186)	(69)		34,976
Adjusted EBITDA for the year		60,967		25,854		1,056	119		87,996
Adjusted EBITDA margin for the year (1)		65%		52%		10%	—		62%
Core income for the year		30,250		7,890		138	(64)		38,214

(1)	Adjusted EBITDA margin is derived as a percentage of service revenues.

2010 Compared to 2009
On a Consolidated Basis
Revenues
     Our revenues for 2010 decreased by Php3,534 million, or 2%, to Php144,459 million from Php147,993 million in 2009. This decrease was primarily due to a decline in our service revenues by Php3,325 million as a result of decreases in cellular and satellite revenues from our wireless business, as well as lower revenues from our fixed line business’ national and international long distance services.
     The following table shows the breakdown of our consolidated revenues for the years ended December 31, 2010 and 2009 by business segment:

							Change
	2010		%	2009		%	Amount		%
	(in millions)
Wireless	Php	95,187	66	Php	97,524	66	Php	(2,337)	(2)
Fixed line		48,951	34		51,373	34		(2,422)	(5)
Information and communications technology		11,358	8		11,549	8		(191)	(2)
Inter-segment transactions		(11,037)	(8)		(12,453)	(8)		1,416	(11)

Consolidated	Php	144,459	100	Php	147,993	100	Php	(3,534)	(2)

Expenses
     Our expenses in 2010 decreased by Php1,208 million, or 1%, to Php88,903 million from Php90,111 million in 2009 largely as a result of decreases in asset impairment, cost of sales, selling and promotions, taxes and licenses, rent, and communication, training and travel expenses, which were partly offset by higher compensation and employee benefits, repairs and maintenance, depreciation and amortization, and professional and other contracted services.
     The following table shows the breakdown of our consolidated expenses for the years ended December 31, 2010 and 2009 by business segment:

							Change
	2010		%	2009		%	Amount		%
	(in millions)
Wireless	Php	49,632	56	Php	52,432	58	Php	(2,800)	(5)
Fixed line		38,745	44		39,081	43		(336)	(1)
Information and communications technology		11,944	13		11,289	13		655	6
Inter-segment transactions		(11,418)	(13)		(12,691)	(14)		1,273	10

Consolidated	Php	88,903	100	Php	90,111	100	Php	(1,208)	(1)

Other Expenses
     Consolidated other expenses — net in 2010 amounted to Php 1,871 million, a decrease of Php1,172 million, or 39%, from Php3,043 million in 2009 primarily due to the combined effects of the following: (i) net increase in equity share in net earnings of associates and joint ventures of Php1,406 million, which was mainly due to PCEV’s equity share in net earnings of Manila Electric Company, or Meralco, of which 68.8 million Meralco shares are held directly by PCEV and an additional 317.8 million Meralco shares are held through Beacon, in which PCEV acquired a 50% equity interest effective March 31, 2010 in exchange for transferring 154.2 million Meralco shares to Beacon; (ii) higher net foreign exchange gains by Php898 million in 2010 as compared with 2009 due to the revaluation of foreign-currency denominated liabilities as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar; (iii) higher net losses on derivative financial instruments by Php735 million due to a gain in 2009 in the mark-to-market valuation relating to the derivative option of the exchangeable note purchased as part of the Meralco share acquisition by PCEV partially offset by lower mark-to-market loss and hedge costs of PLDT resulting from the partial unwinding of principal-only currency swap contracts in 2010; (iv) lower interest income by Php339 million due to lower average level of money market placements and special deposits; (v) an increase in net financing costs by Php142 million mainly due to higher interest on loans and other related items — net, on account of PLDT’s and Smart’s higher average loan balances, and higher accretion on amortization of debt issuance cost and debt discount, and ICT business’ higher accretion on contingent consideration for business acquisitions; and (vi) an increase in other income by Php84 million, which was mainly due to gain on disposal of fixed assets of our wireless business and reversal of prior year’s provision by our fixed line business, partially offset by lower gain on fixed assets disposal by our fixed line business.
     The following table shows the breakdown of our consolidated other income (expenses) — net for the years ended December 31, 2010 and 2009 by business segment:

							Change
	2010		%	2009		%	Amount		%
	(in millions)
Wireless	Php	1,235	(66)	Php	1,149	(38)	Php	86	7
Fixed line		(2,946)	158		(4,170)	137		1,224	(29)
Information and communications technology		221	(12)		216	(7)		5	2
Inter-segment transactions		(381)	20		(238)	8		(143)	60

Consolidated	Php	(1,871)	100	Php	(3,043)	100	Php	1,172	(39)

Provision for Income Tax
     Provision for income tax decreased by Php1,318 million, or 9%, to Php13,426 million in 2010 from Php14,744 million in 2009 mainly due to lower taxable income from our fixed line and ICT businesses.
Net Income (Loss)
     As a result, our consolidated net income was Php40,259 million in 2010, an increase of Php164 million as compared with Php40,095 million in 2009 primarily on account of decreases in consolidated provision for income tax, consolidated expenses and consolidated other expenses — net partially offset by a decrease in consolidated revenues.
     The following table shows the breakdown of our consolidated net income (loss) for the years ended December 31, 2010 and 2009 by business segment:

							Change
	2010		%	2009		%	Amount		%
	(in millions)
Wireless	Php	35,376	88	Php	33,727	84	Php	1,649	5
Fixed line		5,210	13		5,864	15		(654)	(11)
Information and communications technology		(327)	(1)		504	1		(831)	(165)

Consolidated	Php	40,259	100	Php	40,095	100	Php	164	—

Adjusted EBITDA
     Our consolidated adjusted EBITDA was Php83,717 million in 2010, a decrease of Php2,477 million, or 3%, as compared with Php86,194 million in 2009 primarily due to a decline in our service revenue across our businesses and higher expenses related to compensation and employee benefits, repairs and maintenance, and professional and other contracted services partly offset by lower expenses particularly provision for doubtful accounts, cost of sales, selling and promotions, and taxes and licenses.
     The following table shows the breakdown of our consolidated adjusted EBITDA for the years ended December 31, 2010 and 2009 by business segment:

							Change
	2010		%	2009		%	Amount		%
	(in millions)
Wireless	Php	58,945	70	Php	59,411	69	Php	(466)	(1)
Fixed line		22,668	27		25,215	29		(2,547)	(10)
Information and communications technology		1,723	2		1,330	2		393	30
Inter-segment transactions		381	1		238	—		143	60

Consolidated	Php	83,717	100	Php	86,194	100	Php	(2,477)	(3)

Core Income
     Our consolidated core income in 2010 was Php42,028 million, an increase of Php890 million, or 2%, as compared with Php41,138 million in 2009 primarily due to decreases in consolidated provision for income tax and consolidated expenses partially offset by a decrease in consolidated revenues.

     The following table shows the breakdown of our consolidated core income for the years ended December 31, 2010 and 2009 by business segment:

							Change
	2010		%	2009		%	Amount		%
	(in millions)
Wireless	Php	35,418	84	Php	33,026	80	Php	2,392	7
Fixed line		5,580	13		7,502	18		(1,922)	(26)
Information and communications technology		1,030	3		613	2		417	68
Inter-segment transactions		—	—		(3)	—		3	100

Consolidated	Php	42,028	100	Php	41,138	100	Php	890	2

     A reconciliation of our consolidated adjusted EBITDA and our consolidated core income to our consolidated net income is presented in Note 4 — Operating Segment Information to the accompanying consolidated financial statements in Item 18.
On a Business Segment Basis
Wireless
Revenues
     Revenues generated from our wireless business amounted to Php95,187 million in 2010, a decrease of Php2,337 million, or 2%, from Php97,524 million in 2009. The following table summarizes our total revenues from our wireless business for the years ended December 31, 2010 and 2009 by service segment:

							Increase (Decrease)
	2010		%	2009		%	Amount		%
	(in millions)
Service Revenues:
Cellular	Php	86,399	91	Php	88,410	91	Php	(2,011)	(2)
Wireless broadband, satellite and others
Wireless broadband		6,286	7		5,383	5		903	17
Satellite and others		1,145	1		2,036	2		(891)	(44)

		93,830	99		95,829	98		(1,999)	(2)
Non-Service Revenues:
Sale of cellular handsets, cellular subsriber identification module, or SIM,-packs and broadband data modems		1,357	1		1,695	2		(338)	(20)

Total Wireless Revenues	Php	95,187	100	Php	97,524	100	Php	(2,337)	(2)

Service Revenues
     Our wireless service revenues decreased by Php1,999 million, or 2%, to Php93,830 million in 2010 as compared with Php95,829 million in 2009, mainly as a result of lower revenues from our cellular services, and satellite and other revenues, partially offset by the increase in our wireless broadband revenues. The decrease in our cellular revenues was mainly due to the decline in revenues from domestic and international text messaging services because of the continued increase in multiple SIM card ownership, intense competition, the continued decline in yields from short messaging service, or SMS, as a result of aggressive pricing offers, and the prescribed extension of load validity periods. The decline was partially offset, however, by an increase in domestic voice revenues due to the continued patronage of unlimited voice offers, which were introduced starting in the second half of 2009. Our dollar-linked revenues were negatively affected by the appreciation of the Philippine peso relative to the U.S. dollar, which decreased to a weighted average exchange rate of Php45.12 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009 and the sale of transponders by Mabuhay Satellite. With subscriber growth being driven more by multiple SIM card ownership, especially in the lower income segment of the Philippine wireless market, average monthly cellular ARPUs for 2010 were lower as compared with 2009. We expect the decreasing trend in our cellular revenues, particularly our revenues from domestic and international text messaging services, to continue due to the popularity of unlimited offers, multiple SIM card ownership, continued decline in yields from SMS and competitive pressure. As a percentage of our total wireless revenues, service revenues increased to 99% in 2010 from 98% in 2009.

  Cellular Service
     Our cellular service revenues in 2010 amounted to Php86,399 million, a decrease of Php2,011 million, or 2%, from Php88,410 million in 2009. Cellular service revenues accounted for 92% of our wireless service revenues in each of 2010 and 2009.
     The following tables show the breakdown of our cellular service revenues and other key measures of our cellular business as at and for the years ended December 31, 2010 and 2009:

					Increase (Decrease)
	2010		2009		Amount		%
	(in millions)
Cellular service revenues	Php	86,399	Php	88,410	Php	(2,011)	(2)

By service type		83,779		85,922		(2,143)	(2)
Prepaid		77,231		79,284		(2,053)	(3)
Postpaid		6,548		6,638		(90)	(1)

By component		83,779		85,922		(2,143)	(2)
Voice		42,250		38,850		3,400	9
Data		41,529		47,072		(5,543)	(12)

Others(1)		2,620		2,488		132	5

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLP services, a small number of leased line contracts, and revenues from Chikka, Wolfpac and other Smart subsidiaries.

			Increase (Decrease)
	2010	2009	Amount	%
Cellular subscriber base	45,636,008	41,328,641	4,307,367	10
Prepaid	45,214,433	40,893,098	4,321,335	11
Smart Buddy	25,293,443	23,762,814	1,530,629	6
Talk ’N Text	18,967,381	17,050,713	1,916,668	11
Red Mobile	953,609	79,571	874,038	1,098
Postpaid	421,575	435,543	(13,968)	(3)

Systemwide traffic volumes (in millions)
Calls (in minutes)	26,136	16,305	9,831	60
Domestic	23,110	13,371	9,739	73
Inbound	1,438	1,495	(57)	(4)
Outbound	21,672	11,876	9,796	82
International	3,026	2,934	92	3
Inbound	2,817	2,738	79	3
Outbound	209	196	13	7

SMS/Data count (in hits)	341,113	287,921	53,192	18
Text messages	339,530	286,294	53,236	19
Domestic	339,011	285,847	53,164	19
Inbound	8,058	8,289	(231)	(3)
Outbound	330,953	277,558	53,395	19
Bucket-Priced	312,634	258,190	54,444	21
Standard	18,319	19,368	(1,049)	(5)
International	519	447	72	16
Inbound	211	136	75	55
Outbound	308	311	(3)	(1)
Value-Added Services	1,557	1,608	(51)	(3)
Financial Services	26	19	7	37
     Revenues attributable to our prepaid cellular services amounted to Php77,231 million in 2010, a decrease of Php2,053 million, or 3%, as compared with Php79,284 million earned in 2009. Prepaid cellular service revenues accounted for 92% of cellular voice and data revenues in each of 2010 and 2009. Revenues attributable to Smart’s postpaid cellular service amounted to Php6,548 million in 2010, a decrease of Php90 million, or 1%, as compared with Php6,638 million earned in 2009, and accounted for 8% of cellular voice and data revenues in each of 2010 and 2009.

     Voice Services
     Cellular revenues from our voice services, which include all voice traffic and voice value-added services, or VAS, such as voice mail and outbound international roaming, increased by Php3,400 million, or 9%, to Php42,250 million in 2010 from Php38,850 million in 2009 primarily due to an increase in domestic call revenues, partially offset by a decrease in international call revenues. Cellular voice services accounted for 49% of our cellular service revenues in 2010 as compared with 44% in 2009.
     The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2010 and 2009:

					Increase (Decrease)
	2010		2009		Amount		%
			(in millions)
Voice services:
Domestic
Inbound	Php	5,203	Php	5,095	Php	108	2
Outbound		20,632		16,534		4,098	25

		25,835		21,629		4,206	19

International
Inbound		14,698		15,287		(589)	(4)
Outbound		1,717		1,934		(217)	(11)

		16,415		17,221		(806)	(5)

Total	Php	42,250	Php	38,850	Php	3,400	9

     Domestic voice service revenues increased by Php4,206 million, or 19%, to Php25,835 million in 2010 from Php21,629 million in 2009 primarily due to an increase in domestic outbound call revenues by Php4,098 million, or 25%, to Php20,632 million in 2010 from Php16,534 million in 2009 mainly due to increased patronage of unlimited voice offerings, complemented by an increase in the revenue contribution of our inbound domestic voice service by Php108 million, or 2%, to Php5,203 million in 2010 from Php5,095 million in 2009 as a result of an increase in revenues from other domestic carriers. Outbound domestic call volumes increased by 9,796 million minutes, or 82%, to 21,672 million minutes in 2010 from 11,876 million minutes in 2009. The increase in inbound domestic call volumes from other domestic carriers was offset by the decrease in call volumes from PLDT’s regular and fixed rate call packages, which resulted in the overall decrease in our inbound domestic call volumes by 57 million minutes, or 4%, to 1,438 million minutes in 2010 from 1,495 million minutes in 2009. The aggregate increase in volumes was mainly due to the higher call volumes from unlimited voice offerings.
     International voice service revenues decreased by Php806 million, or 5%, to Php16,415 million in 2010 from Php17,221 million in 2009 primarily due to a decline in inbound international voice service revenues by Php589 million, or 4%, to Php14,698 million in 2010 from Php15,287 million in 2009 and due to a decline in outbound international voice service revenues by Php217 million, or 11%, to Php1,717 million in 2010 from Php1,934 million in 2009. The decline in international voice service revenues was due to the effect on our dollar-linked revenues of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php45.12 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009. On the other hand, international inbound and outbound calls totaled 3,026 million minutes in 2010, an increase of 92 million minutes, or 3%, as compared with 2,934 million minutes in 2009, mainly due to an increase in our cellular subscriber base.
     Smartalk, Smart’s unlimited voice offering, is available to Smart Buddy and Smart Gold subscribers nationwide. The service does not require any change in SIM or cellular phone number and enables Smart Buddy and Smart Gold subscribers to make unlimited calls to any subscriber on the Smart network. Smart subscribers could avail of the service, via registration or via retailer loading, by purchasing loads for unlimited calls which come in two denominations:
•	“Smartalk 100” which offers five days of unlimited calls for Php100; and

•	“Smartalk 500” which offers 30 days of unlimited calls for Php500 to any subscriber on the Smart network.
     In addition, Smart also offers Smartalk Plus, which includes unlimited calling and on-net texting during off-peak hours and reduced rates during peak hours. Smartalk Plus’ Php100 load denomination is valid for five days and provides on-net unlimited calls and SMS from 10:00 p.m. to 5:00 p.m., and call and SMS rates of Php2.50 per minute and Php0.20 per SMS, respectively, from 5:01 p.m. to 9:59 p.m.
     Through the Talk ‘N Text UnliTalk Plus 100 package, existing Talk ‘N Text subscribers can avail of unlimited off-peak calls from 10:00 p.m. to 5:00 p.m. and special peak hour rates of Php2.50 per minute from 5:01 p.m. to 9:59 p.m. to any Smart Buddy, Smart Postpaid and Talk ‘N Text subscriber. The package also includes all day unlimited texting to any Smart Buddy, Smart Postpaid and Talk ‘N Text subscriber. Each registration to this promo is valid for five days. Talk ‘N Text also has UnliTalk 100 which offers five days of unlimited calls to Talk ‘N Text and Smart subscribers.
     Red Mobile Unlimited offers unlimited Red-to-Red call and text, and unlimited Red-to-Red text packages, as well as unlimited calling and texting to all Smart subscribers using a secondary network powered by Smart.
     Data Services
     Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, decreased by Php5,543 million, or 12%, to Php41,529 million in 2010 from Php47,072 million in 2009. Cellular data services accounted for 48% and 53% of our cellular service revenues in 2010 and 2009, respectively.
     The following table shows the breakdown of our cellular data revenues for the years ended December 31, 2010 and 2009:

					Increase (Decrease)
	2010		2009		Amount		%
	(in millions)
Text messaging
Domestic	Php	37,478	Php	42,905	Php	(5,427)	(13)
Bucket-Priced		23,138		26,797		(3,659)	(14)
Standard		14,340		16,108		(1,768)	(11)
International		1,423		1,668		(245)	(15)

		38,901		44,573		(5,672)	(13)

Value-added services
Standard(1)		1,012		1,057		(45)	(4)
Rich Media(2)		1,083		998		85	9
Pasa Load(3)		493		413		80	19

		2,588		2,468		120	5

Financial services
Smart Money		34		27		7	26
Mobile Banking		6		4		2	50

		40		31		9	29

Total	Php	41,529	Php	47,072	Php	(5,543)	(12)

(1)	Includes standard services such as info-on-demand, ringtone and logo downloads, etc.

(2)	Includes Multimedia Messaging System, or MMS, internet browsing, General Packet Radio Service, or GPRS, etc.

(3)	A service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers.
     Text messaging-related services contributed revenues of Php38,901 million in 2010, a decrease of Php5,672 million, or 13%, as compared with Php44,573 million in 2009, and accounted for 94% and 95% of our total cellular data revenues in 2010 and 2009, respectively. The decrease in revenues from text messaging-related services resulted mainly from the continued decline in SMS yield as a result of aggressive SMS pricing offers and the increased number of subscribers who also hold SIM cards from other cellular operators and who selectively use such SIM cards. Other factors that contributed to this decline in revenues were the prescribed extension of load validity periods and cheaper alternative means of communication. Text messaging revenues from the various bucket-priced plans totaled Php23,138 million in 2010, a decrease of Php3,659 million, or 14%, as compared with Php26,797 million in 2009. Likewise, standard text messaging revenues decreased by Php1,768 million, or 11%, to Php14,340 million in 2010 from Php16,108 million in 2009. The decrease in international text messaging revenues was mainly due to the decline in SMS yield as a result of the bucket offers as well as the increase in the average roaming SMS settlement cost.
     Bucket-priced text messages in 2010 totaled 312,634 million, an increase of 54,444 million, or 21%, as compared with 258,190 million in 2009, primarily due to the continued patronage of bucket and unlimited text messaging offers. Standard text messages totaled 18,319 million in 2010, a decrease of 1,049 million, or 5%, as compared with 19,368 million in 2009, as a result of subscribers moving to bucket-priced text services.

     VAS contributed revenues of Php2,588 million in 2010, an increase of Php120 million, or 5%, as compared with Php2,468 million in 2009, primarily due to an increase in the rich media VAS, particularly mobile internet browsing, which increased by Php195 million, or 37%, to Php725 million in 2010 from Php530 million in 2009, and Pasa Load, partially offset by lower usage of standard VAS.
     Subscriber Base, ARPU and Churn Rates
     As at December 31, 2010, Smart, including Talk ‘N Text and Red Mobile subscribers totaled 45,636,008, an increase of 4,307,367, or 10%, over their combined cellular subscriber base of 41,328,641 as at December 31, 2009. Our cellular prepaid subscriber base grew by 11% to 45,214,433 as at December 31, 2010 from 40,893,098 as at December 31, 2009, while our cellular postpaid subscriber base decreased by 13,968, or 3%, to 421,575 as at December 31, 2010 from 435,543 as at December 31, 2009. Prepaid subscribers accounted for 99% of our total subscriber base as at December 31, 2010 and 2009.
     Our net subscriber activations for the years ended December 31, 2010 and 2009 were as follows:

			Increase (Decrease)
	2010	2009	Amount	%
Prepaid	4,321,335	6,066,630	(1,745,295)	(29)
Smart Buddy	1,530,629	3,261,197	(1,730,568)	(53)
Talk ’N Text	1,916,668	2,742,220	(825,552)	(30)
Red Mobile	874,038	63,213	810,825	1,283

Postpaid	(13,968)	37,407	(51,375)	(137)

Total	4,307,367	6,104,037	(1,796,670)	(29)

     Our quarterly net subscriber activations (reductions) over the eight quarters in 2010 and 2009 were as follows:

	2010				2009
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Prepaid	1,868,812	2,144,244	(1,212,389)	1,520,668	1,692,767	1,575,585	621,154	2,177,124
Smart Buddy	1,271,132	730,346	(588,862)	118,013	419,821	523,496	644,932	1,672,948
Talk ‘N Text	394,984	562,375	128,786	830,523	1,256,907	1,019,162	(32,419)	498,570
Red Mobile	202,696	851,523	(752,313)	572,132	16,039	32,927	8,641	5,606

Postpaid	9,870	(5,569)	(21,266)	2,997	9,328	17,746	6,806	3,527

Total	1,878,682	2,138,675	(1,233,655)	1,523,665	1,702,095	1,593,331	627,960	2,180,651

     Prepaid and postpaid subscribers reflected net activations of 4,321,335 and net reductions of 13,968, respectively, in 2010 as compared with net activations of 6,066,630 and 37,407, respectively, in 2009.
     For Smart Buddy, the average monthly churn rate in 2010 and 2009 was 5.0% and 4.2%, respectively, while the average monthly churn rate for Talk ’N Text subscribers was 5.3% and 5.0% in 2010 and 2009, respectively. The average monthly churn rate for Red Mobile subscribers was 26.9% and 12.3% in 2010 and 2009, respectively.
     The average monthly churn rate for Smart’s postpaid subscribers is 2.4% and 1.9% for 2010 and 2009, respectively. Smart’s policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or if the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is temporarily disconnected. If the account is not settled within 30 days from temporary disconnection, the account is then considered as churned. From the time that temporary disconnection is initiated, a series of collection activities is implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

     The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2010 and 2009:

	Gross(1)				Decrease			Net(2)				Decrease
	2010		2009		Amount		%	2010		2009		Amount		%
Prepaid
Smart Buddy	Php	220	Php	261	Php	(41)	(16)	Php	174	Php	207	Php	(33)	(16)
Talk ’N Text		139		161		(22)	(14)		115		133		(18)	(14)
Red Mobile		11		20		(9)	(45)		9		13		(4)	(31)
Prepaid — Blended(3)		183		218		(35)	(16)		147		175		(28)	(16)
Postpaid — Smart		1,678		1,817		(139)	(8)		1,257		1,313		(56)	(4)
Prepaid and Postpaid Blended(4)		198		235		(37)	(16)		158		188		(30)	(16)

(1)	Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content-provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)	Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income net of interconnection expense, but net of discounts and content-provider costs, by the average number of subscribers in the month.

(3)	The average monthly ARPU of Smart Buddy, Talk ’N Text and Red Mobile.

(4)	The average monthly ARPU of all prepaid and postpaid cellular subscribers.
     Prepaid service revenues consist mainly of charges for the subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU in 2010 was Php183, a decrease of 16%, as compared with Php218 in 2009. The decrease was primarily due to a decline in the average outbound domestic text messaging revenue per subscriber, as well as a drop in the average inbound international and domestic voice revenue per subscriber in 2010 as compared with the same period in 2009. On a net basis, prepaid blended average monthly ARPU in 2010 was Php147, a decrease of 16%, as compared with Php175 in 2009.
     Gross average monthly ARPU for postpaid subscribers decreased by 8% to Php1,678 and net average monthly ARPU also decreased by 4% to Php1,257 in 2010 as compared with Php1,817 and Php1,313 in 2009, respectively. Prepaid and postpaid gross average monthly blended ARPU was Php198 in 2010, a decrease of 16%, as compared with Php235 in 2009. Likewise, the net average monthly prepaid and postpaid blended ARPU decreased by 16% to Php158 in 2010 from Php188 in 2009.
     Our average monthly prepaid and postpaid ARPUs per quarter in 2010 and 2009 were as follows:

	Prepaid												Postpaid
	Smart Buddy				Talk ’N Text				Red Mobile				Smart
	Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)
2010
First Quarter	Php	232	Php	184	Php	140	Php	115	Php	11	Php	8	Php	1,686	Php	1,286
Second Quarter		224		179		141		116		4		3		1,665		1,257
Third Quarter		207		163		135		112		6		5		1,661		1,229
Fourth Quarter		215		171		140		116		22		19		1,702		1,256

2009
First Quarter		272		216		176		144		25		14		1,863		1,364
Second Quarter		269		212		168		138		16		10		1,816		1,278
Third Quarter		249		197		148		122		19		12		1,801		1,307
Fourth Quarter		252		203		152		127		18		15		1,791		1,304

(1)	Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(2)	Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.
  Wireless Broadband, Satellite and Other Services
     Our revenues from wireless broadband, and satellite and other services consist mainly of wireless broadband service revenues from SBI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.
     Wireless Broadband
     Revenues from our wireless broadband services increased by Php903 million, or 17%, to Php6,286 million in 2010 from Php5,383 million in 2009, primarily due to the growth in wireless broadband subscribers.

     SBI offers a number of wireless broadband services and had a total of 1,355,977 subscribers as at December 31, 2010, an increase of 318,257 subscribers, or 31%, as compared with 1,037,720 subscribers as at December 31, 2009. Our postpaid wireless broadband subscriber base decreased by 5,280 subscribers, or 1%, to 430,757 subscribers as at December 31, 2010 from 436,037 subscribers as at December 31, 2009, while our prepaid wireless broadband subscriber base increased by 323,537 subscribers, or 54%, to 925,220 subscribers as at December 31, 2010 from 601,683 subscribers as at December 31, 2009.
     Smart Bro, SBI’s wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.
     SBI offers mobile internet access through Smart Bro Plug-It, a wireless modem which provides instant connectivity in places where there is Smart network coverage. Smart Bro Plug-It is available in both postpaid and prepaid variants, with prepaid offering 30-minute internet access for every Php10 worth of load. SBI also offers unlimited internet surfing with Unli Surf200, Unli Surf100 and Unli Surf50 for Smart Bro Plug-It Prepaid subscribers with specific internet usage needs. We also have an additional array of load packages that offer per minute-based charging and longer validity periods.
     Smart Bro WiMAX service is available in Metro Manila and selected key cities in Visayas and Mindanao. WiMAX, which stands for Worldwide Interoperability for Microwave Access, is a wide area network technology that allows for a more efficient radio-band usage, an improved interference avoidance and higher data rates over a longer distance. WiMAX was initially offered at Plan 999 for unlimited broadband usage with a burst speed of up to 1 Mbps. Additional unlimited broadband packages are also available under Plan 799 and Plan 1995 with speeds of up to 512 kbps and up to 2 Mbps, respectively.
     Satellite and Other Services
     Revenues from our satellite and other services decreased by Php891 million, or 44%, to Php1,145 million in 2010 from Php2,036 million in 2009, primarily due to the lower satellite transponder rental revenues as a result of the sale of transponders by Mabuhay Satellite in 2009 and the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.12 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.
Non-Service Revenues
     Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues decreased by Php338 million, or 20%, to Php1,357 million in 2010 as compared with Php1,695 million in 2009 primarily due to the lower combined average retail price of cellular phonekits and SIM-packs, as well as broadband data modems.
Expenses
     Expenses associated with our wireless business in 2010 amounted to Php49,632 million, a decrease of Php2,800 million, or 5%, from Php52,432 million in 2009. A significant portion of this decrease was attributable to lower expenses related to rent, asset impairment, cost of sales, taxes and licenses, and selling and promotions, partially offset by the higher expenses related to repairs and maintenance, compensation and employee benefits, professional and other contracted services, and insurance and security services. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 52% and 54% in 2010 and 2009, respectively.
     Cellular business expenses accounted for 83% of our wireless business expenses, while wireless broadband, satellite and other business expenses accounted for the remaining 17% of our wireless business expenses in 2010 as compared with 85% and 15%, respectively, in 2009.

     The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2010 and 2009 and the percentage of each expense item to the total:

							Increase (Decrease)
	2010		%	2009		%	Amount		%
	(in millions)
Depreciation and amortization	Php	13,243	27	Php	13,237	25	Php	6	—
Rent		9,038	18		10,553	20		(1,515)	(14)
Compensation and employee benefits(1)		6,385	13		6,059	12		326	5
Repairs and maintenance		5,058	10		4,340	8		718	17
Selling and promotions		3,809	8		4,051	8		(242)	(6)
Cost of sales		3,587	7		4,363	8		(776)	(18)
Professional and other contracted services		3,113	6		2,904	6		209	7
Taxes and licenses		1,683	3		2,022	4		(339)	(17)
Communication, training and travel		948	2		972	2		(24)	(2)
Insurance and security services		831	2		781	1		50	6
Asset impairment		824	2		2,026	4		(1,202)	(59)
Amortization of intangible assets		134	—		126	—		8	6
Other expenses		979	2		998	2		(19)	(2)

Total	Php	49,632	100	Php	52,432	100	Php	(2,800)	(5)

(1)	Includes salaries and employee benefits, long-term incentive plan, or LTIP, pension and manpower rightsizing program, or MRP, costs.
     Depreciation and amortization charges increased by Php6 million to Php13,243 million in 2010 principally due to an increase in depreciation on the growing asset base of 3G and 2G networks.
     Rent expenses decreased by Php1,515 million, or 14%, to Php9,038 million primarily due to decrease in domestic leased circuits partially offset by the increase in cell site rental charges as a result of an increase in the number of cell sites. In 2010, we had 6,037 cell sites, 10,316 cellular/mobile broadband base stations and 2,519 fixed wireless broadband-enabled base stations, as compared with 5,539 cell sites, 9,727 cellular/mobile broadband base stations and 2,007 fixed wireless broadband-enabled base stations in 2009.
     Compensation and employee benefits expenses increased by Php326 million, or 5%, to Php6,385 million primarily due to higher MRP costs and higher salaries and employee benefits as a result of merit-based increases, partially offset by the lower provision for LTIP and pension benefits. Employee headcount of Smart and its subsidiaries decreased to 5,165 in 2010 as compared with 5,454 in 2009.
     Repairs and maintenance expenses increased by Php718 million, or 17%, to Php5,058 million mainly due to an increase in cellular network facilities and software maintenance expenses, higher site electricity cost and higher fuel costs for power generation, partly offset by lower maintenance charges for computer hardware and broadband network facilities.
     Selling and promotion expenses decreased by Php242 million, or 6%, to Php3,809 million primarily due to lower spending on advertising and promotional campaigns and commission expenses.
     Cost of sales decreased by Php776 million, or 18%, to Php3,587 million primarily due to the lower combined average cost of cellular phonekits and SIM-packs, the lower average cost of cellular retention packages and the lower average cost of broadband modems.
     Professional and other contracted service fees increased by Php209 million, or 7%, to Php3,113 million primarily due to the increase in consultancy fees, management fees, corporate membership fees, outsourced service fees and other professional fees, partly offset by the lower contracted service fees, customer relationship management service fees and technical service fees.
     Taxes and licenses expenses decreased by Php339 million, or 17%, to Php1,683 million primarily due to lower non-creditable input taxes and business-related license fees.
     Communication, training and travel expenses decreased by Php24 million, or 2%, to Php948 million primarily due to lower communication, training and travel expenses.
     Insurance and security services expenses increased by Php50 million, or 6%, to Php831 million primarily due to higher site security expense and insurance premiums, partially offset by lower office security expense.

     Asset impairment decreased by Php1,202 million, or 59%, to Php824 million mainly due to the impairment loss recognized on the investment in Blue Ocean Wireless in 2009, lower provision for uncollectible receivables from subscribers and lower provision for obsolescence of slow-moving commercial and network inventory in 2010.
     Amortization of intangible assets increased by Php8 million, or 6%, to Php134 million primarily due to the amortization of intangible assets relating to the acquisition of Chikka and PDSI.
     Other expenses decreased by Php19 million, or 2%, to Php979 million primarily due to lower various business and operational-related expenses.
Other Income
     The following table summarizes the breakdown of our total wireless-related other income — net for the years ended December 31, 2010 and 2009:

					Change
	2010		2009		Amount		%
	(in millions)
Other Income (Expenses):
Equity share in net earnings (losses) of associates	Php	1,222	Php	(68)	Php	1,290	1,897
Foreign exchange gains — net		865		387		478	124
Interest income		698		1,139		(441)	(39)
Gains on derivative financial instruments — net		3		1,166		(1,163)	(100)
Financing costs — net		(2,683)		(2,619)		(64)	2
Others		1,130		1,144		(14)	(1)

Total	Php	1,235	Php	1,149	Php	86	7

     Our wireless business’ other income — net amounted to Php1,235 million in 2010, an increase of Php86 million, or 7%, from Php1,149 million in 2009 primarily due to the combined effects of the following: (i) equity share in net earnings of associates of Php1,222 million in 2010 as compared with equity share in net losses of Php68 million in 2009 mainly due to PCEV’s share in net earnings of Meralco and Beacon; (ii) net increase in foreign exchange gains by Php478 million on account of higher gains on revaluation of net foreign currency-denominated liabilities due to the effect of the appreciation of the Philippine peso to the U.S. dollar; (iii) decrease in other income by Php14 million mainly due to a gain on sale of investment in 2009, partially offset by a gain on sale of fixed assets in 2010; (iv) higher net financing costs by Php64 million primarily due to higher interest on loans and other related items on account of Smart’s higher average loan balances and increase in accretion of financial liabilities partly offset by the increase in capitalized interest; (v) decrease in interest income by Php441 million mainly due to Smart’s lower average level of short-term investments, as well as 2009 interest income recognized on the exchangeable note purchased by PCEV; and (vi) lower gain on derivative financial instruments by Php1,163 million mainly due to a gain in 2009 in the mark-to-market valuation relating to the derivative option of the exchangeable note purchased as part of the Meralco share acquisition by PCEV in 2009.
     Meralco’s reported and core income amounted to Php9,685 million and Php12,155 million for the year ended December 31, 2010, respectively, as compared with Php6,005 million and Php7,003 million for the year ended December 31, 2009, respectively. These results reflect the higher volume of energy sold resulting from unusually high temperatures, higher consumption brought about by election spending in the first half of 2010 and of the upturn in business expansions within the franchise area throughout the year. In addition, the results were boosted by the increase in billed customers, as well as the implementation of the distribution rate adjustments approved by the Energy Regulatory Commission. PCEV’s share in the reported and core income of Meralco (PCEV acquired 223 million Meralco shares on July 14, 2009, of which 154.2 million shares were transferred to Beacon, where PCEV acquired a 50% equity interest effective March 31, 2010), including share in Beacon’s December 31, 2010 results of operations, amounted to Php1,229 million and Php1,928 million, respectively, in 2010. PCEV’s share in Meralco’s reported and core income for the period from July 14, 2009 to December 31, 2009 amounted to Php398 million and Php534 million, respectively.
Provision for Income Tax
     Provision for income tax decreased by Php1,100 million, or 9%, to Php11,414 million in 2010 from Php12,514 million in 2009 due to tax recognized on the transfer of the Talk ‘N Text business to Smart in 2009. In 2010, the effective tax rate for our wireless business was 24% as compared with 27% in 2009. Smart and certain of its subsidiaries opted to use the optional standard deduction, or OSD, method in computing their taxable income in 2010 and 2009.

Net Income
     Our wireless business recorded a net income of Php35,376 million in 2010, an increase of Php1,649 million, or 5%, from Php33,727 million recorded in 2009 on account of a decrease in the wireless-related expenses by Php2,800 million, the lower provision for income tax by Php1,100 million and an increase in other income — net by Php86 million, partially offset by a decrease in wireless revenues by Php2,337 million.
Adjusted EBITDA
     Our wireless business’ adjusted EBITDA decreased by Php466 million, or 1%, to Php58,945 million in 2010 from Php59,411 million in 2009 mainly due to a decline in our wireless revenues as a result of lower revenues from our cellular services, and satellite and other revenues, and higher expenses related to repairs and maintenance, and compensation and employee benefits, partly offset by lower expenses particularly rent, cost of sales, taxes and licenses, selling and promotions, and cost of inventory obsolescence.
Core Income
     Our wireless business’ core income increased by Php2,392 million, or 7%, to Php35,418 million in 2010 from Php33,026 million in 2009 on account of a decrease in the wireless-related expenses and lower provision for income tax, partially offset by a decrease in wireless revenues.
Fixed Line
Revenues
     Revenues generated from our fixed line business amounted to Php48,951 million in 2010, a decrease of Php2,422 million, or 5%, from Php51,373 million in 2009. The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2010 and 2009 by service segment:

							Increase (Decrease)
	2010		%	2009		%	Amount		%
	(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	Php	15,321	31	Php	15,681	31	Php	(360)	(2)
International long distance		5,224	11		6,255	12		(1,031)	(16)
National long distance		4,690	10		5,969	12		(1,279)	(21)
Data and other network		21,646	44		21,567	42		79	—
Miscellaneous		1,728	3		1,668	3		60	4

		48,609	99		51,140	100		(2,531)	(5)
Non-Service Revenues:
Sale of computers, PLP units and SIM cards		342	1		233	—		109	47

Total Fixed Line Revenues	Php	48,951	100	Php	51,373	100	Php	(2,422)	(5)

Service Revenues
     Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues decreased by Php2,531 million, or 5%, to Php48,609 million in 2010 from Php51,140 million in 2009 due to decreases in revenues from our national long distance, international long distance and local exchange services, partially offset by the increase in revenues from our data and other network services, as a result of higher revenues contributed by our DSL and i-Gate services, and miscellaneous services.

  Local Exchange Service
     The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2010 and 2009:

					Increase (Decrease)
	2010		2009		Amount		%
Total local exchange service revenues (in millions)	Php	15,321	Php	15,681	Php	(360)	(2)
Number of fixed line subscribers		1,822,105		1,816,541		5,564	—
Postpaid		1,703,998		1,637,981		66,017	4
Prepaid		118,107		178,560		(60,453)	(34)
Number of fixed line employees		7,395		7,947		(552)	(7)
Number of fixed line subscribers per employee		246		229		17	7
     Revenues from our local exchange service decreased by Php360 million, or 2%, to Php15,321 million in 2010 from Php15,681 million in 2009 primarily due to a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and a decrease in installation and service connection charges, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLDT Call All service promotions related to PLP. The percentage contribution of local exchange revenues to our total fixed line service revenues was 31% in each of 2010 and 2009.
     PLP offers both postpaid and prepaid wireless services, which allows subscribers to bring the telephone set anywhere within the home zone area.
     There are two plans being offered for the PLP postpaid regular service: (a) Plan 600 with 600 free local outgoing minutes; and (b) Plan 1,000 with 1,000 free local outgoing minutes, and a charge of Php1 per minute in excess of free minutes for both plans. Another postpaid service we offer is the Call All plan in which PLP is bundled with PLDT fixed line service for a monthly service fee of Php850. PLDT also offers the Internet@Home service, which is a voice and data bundle offered in two plans with monthly service fees of Php990 and Php1,299.
     There are two load plans being offered for the PLP prepaid service: (a) Php300 load denomination with free 150 local outgoing minutes; and (b) Php600 load denomination with free 600 local outgoing minutes. Both prepaid plans include unlimited incoming calls for one month and charges Php2 per minute and Php1 per minute in excess of free local outgoing minutes for Php300 and Php600 denominations, respectively. There were a total of 304,624 active PLP subscribers as at December 31, 2010, of which 271,432 and 33,192 were postpaid and prepaid subscribers, respectively, compared to a total of 224,165 active PLP subscribers as at December 31, 2009, of which 171,605 and 52,560 were postpaid and prepaid subscribers, respectively.
International Long Distance Service
     The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2010 and 2009:

					Decrease
	2010		2009		Amount		%
Total international long distance service revenues (in millions)	Php	5,224	Php	6,255	Php	(1,031)	(16)
Inbound		4,499		5,198		(699)	(13)
Outbound		725		1,057		(332)	(31)

International call volumes (in million minutes, except call ratio)		1,714		1,863		(149)	(8)
Inbound		1,515		1,653		(138)	(8)
Outbound		199		210		(11)	(5)
Inbound-outbound call ratio		7.6:1		7.9:1		—	—
     Our total international long distance service revenues decreased by Php1,031 million, or 16%, to Php5,224 million in 2010 from Php6,255 million in 2009 primarily due to the decrease in the average collection and settlement rates, the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.12 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009 and the decrease in call volumes. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 11% and 12% in 2010 and 2009, respectively.
     Our revenues from inbound international long distance service decreased by Php699 million, or 13%, to Php4,499 million in 2010 from Php5,198 million in 2009 due to the decline in inbound call volumes and the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar, since settlement charges for inbound calls are primarily billed in U.S. dollars.
     Our revenues from outbound international long distance service decreased by Php332 million, or 31%, to Php725 million in 2010 from Php1,057 million in 2009 primarily due to lower average collection rate in dollar terms, the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.12 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009, resulting in a decrease in the average billing rates to Php45.31 in 2010 from Php47.78 in 2009, and the decline in outbound call volumes.
  National Long Distance Service
     The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2010 and 2009:

					Decrease
	2010		2009		Amount		%
Total national long distance service revenues (in millions)	Php	4,690	Php	5,969	Php	(1,279)	(21)
National long distance call volumes (in million minutes)		1,290		1,822		(532)	(29)
     Our national long distance service revenues decreased by Php 1,279 million, or 21%, to Php4,690 million in 2010 from Php5,969 million in 2009 primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute for our national long distance services due to cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues accounted for 10% in 2010 from 12% in 2009.
  Data and Other Network Services
     The following table shows information of our data and other network service revenues for the years ended December 31, 2010 and 2009:

					Increase (Decrease)
	2010		2009		Amount		%
Data and other network service revenues (in millions)	Php	21,646	Php	21,567	Php	79	—
Domestic		15,637		16,391		(754)	(5)
Broadband		8,511		7,232		1,279	18
DSL		8,263		7,024		1,239	18
WeRoam		248		208		40	19
Leased Lines and Others		7,126		9,159		(2,033)	(22)

International
Leased Lines and Others		6,009		5,176		833	16

Subscriber base:
Broadband		665,027		576,687		88,340	15
DSL		643,048		559,664		83,384	15
WeRoam		21,979		17,023		4,956	29
SWUP		15,641		12,383		3,258	26
     Our data and other network services posted revenues of Php21,646 million in 2010, an increase of Php79 million from Php21,567 million in 2009 primarily due to an increase in domestic broadband services, owing to higher revenues from PLDT DSL, as well as an increase in international data revenues, particularly from i-Gate, partially offset by a decrease in domestic leased line revenues resulting from the lower revenue contribution of Diginet, our domestic leased private line service. The percentage contribution of this service segment to our fixed line service revenues increased to 44% in 2010 from 42% in 2009.
       Domestic
     Domestic data services contributed Php15,637 million in 2010, a decrease of Php754 million, or 5%, as compared with Php16,391 million in 2009 mainly due to lower Diginet revenues partially offset by the continued growth in DSL, Shops.Work Unplugged, or SWUP, internet protocol-virtual private network, or IP-VPN, and Metro Ethernet subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring and outsourcing services increased. The percentage contribution of domestic data service revenues to total data and other network services decreased to 72% in 2010 from 76% in 2009.
  Broadband
     Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporate with multiple branches, and PLDT WeRoam, our mobile broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA and WiFi technologies). Broadband data revenues amounted to Php8,511 million in 2010, an increase of Php1,279 million, or 18%, from Php7,232 million in 2009 primarily due to the higher revenue contribution of DSL which contributed revenues of Php8,263 million in 2010 from Php7,024 million in 2009 as a result of the increase in the number of subscribers, partially offset by the lower ARPU as a result of the launching of lower-priced promotional plans. DSL revenues accounted for 38% and 33% of total data and other network service revenues in 2010 and 2009, respectively. DSL subscribers increased by 15% to 643,048 subscribers as at December 31, 2010 from 559,664 subscribers in 2009. WeRoam revenues amounted to Php248 million in 2010 from Php208 million in 2009 as subscribers increased by 29% to 21,979 subscribers in 2010 from 17,023 subscribers in 2009.
  Leased Lines and Others
     Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2010, SWUP has a total subscriber base of 15,641 up from 12,383 subscribers in 2009. Leased lines and other data revenues amounted to Php7,126 million in 2010, a decrease of Php2,033 million, or 22%, from Php9,159 million in 2009 primarily due to a decrease in Diginet revenues partially offset by the higher revenues from IP-VPN and Metro Ethernet. The percentage contribution of leased lines and other data service revenues to total data and other network services accounted for 33% and 42% in 2010 and 2009, respectively.
 International
  Leased Lines and Others
     International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other Global Service Providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies. International data service revenues increased by Php833 million, or 16%, to Php6,009 million in 2010 from Php5,176 million in 2009 primarily due to an increase in i-Gate revenues. The percentage contribution of international data service revenues to total data and other network service revenues accounted for 28% and 24% in 2010 and 2009, respectively.
  Miscellaneous Services
     Miscellaneous service revenues are derived mostly from directory advertising, facilities management and rental fees. These service revenues increased by Php60 million in 2010, or 4%, to Php1,728 million from Php1,668 million in 2009 mainly due to an increase in rental income owing to higher co-location charges and facilities management fees. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 4% in 2010 from 3% in 2009.
Non-service Revenues
     Non-service revenues increased by Php109 million, or 47%, to Php342 million in 2010 from Php233 million in 2009 primarily due to higher sales of PLP units and SIM cards.

Expenses
     Expenses related to our fixed line business totaled Php38,745 million in 2010, a decrease of Php336 million, or 1%, as compared with Php39,081 million in 2009. The decrease was primarily due to lower expenses related to asset impairment, rent, selling and promotions, and insurance and security services, partly offset by higher expenses related to compensation and employee benefits, professional and other contracted services, depreciation and amortization, repairs and maintenance, and cost of sales. Expenses associated with our fixed line business accounted for 79% and 76% in 2010 and 2009, respectively, of our total fixed line revenues.
     The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2010 and 2009 and the percentage of each expense item to the total:

							Increase (Decrease)
	2010		%	2009		%	Amount		%
	(in millions)
Depreciation and amortization	Php	12,292	32	Php	11,619	30	Php	673	6
Compensation and employee benefits(1)		11,692	30		10,637	27		1,055	10
Repairs and maintenance		4,527	12		4,345	11		182	4
Professional and other contracted services		3,199	8		2,485	6		714	29
Rent		2,469	6		2,749	7		(280)	(10)
Selling and promotions		1,376	3		1,590	4		(214)	(13)
Taxes and licenses		780	2		755	2		25	3
Communication, training and travel		627	2		658	2		(31)	(5)
Insurance and security services		434	1		488	1		(54)	(11)
Cost of sales		433	1		310	1		123	40
Asset impairment		291	1		2,901	8		(2,610)	(90)
Other expenses		625	2		544	1		81	15

Total	Php	38,745	100	Php	39,081	100	Php	(336)	(1)

(1)	Includes salaries and employee benefits, LTIP, pension and MRP costs.
     Depreciation and amortization charges increased by Php673 million, or 6%, to Php12,292 million due to a higher depreciable asset base in 2010 as compared with 2009.
     Compensation and employee benefits expenses increased by Php1,055 million, or 10%, to Php11,692 million primarily due to higher MRP costs, and salaries and employee benefits due to collective bargaining agreement-related increases, partially offset by lower provisions for pension costs and LTIP. See Note 3 — Management’s Use of Judgments, Estimates and Assumptions and Note 25 — Share-based Payments and Employee Benefits to the accompanying consolidated financial statements for further discussion.
     Repairs and maintenance expenses increased by Php182 million, or 4%, to Php4,527 million primarily due to higher electricity charges, domestic cable and wire facilities, and higher building repairs and maintenance costs.
     Professional and other contracted services increased by Php714 million, or 29%, to Php3,199 million primarily due to higher legal fees and contracted services and technical service fees for customer relationship management outsourcing project services, partially offset by lower management fees.
     Rent expenses decreased by Php280 million, or 10%, to Php2,469 million due to a decrease in international leased circuit rental charges, partially offset by an increase in site and domestic leased circuit rental charges.
     Selling and promotion expenses decreased by Php214 million, or 13%, to Php1,376 million primarily due to lower spending on advertising and promotions, and commission expenses, partially offset by higher public relations expenses.
     Taxes and licenses increased by Php25 million, or 3%, to Php780 million as a result of higher business-related taxes.
     Communication, training and travel expenses decreased by Php31 million, or 5%, to Php627 million mainly due to lower foreign travel expenses, and mailing and courier charges, partially offset by higher foreign training expenses, fuel consumption and local travel expenses.

     Insurance and security services decreased by Php54 million, or 11%, to Php434 million primarily due to lower insurance and bond premiums, and lower security services.
     Cost of sales increased by Php123 million, or 40%, to Php433 million due to higher cost of SIM and PLP units sold for PLP prepaid subscribers partially offset by lower computer-bundled sales in relation to our DSL promotion.
     Asset impairment decreased by Php2,610 million, or 90%, to Php291 million mainly due to impairment loss on priority deposit to ProtoStar in 2009, partially offset by higher impairment charges on payphone assets and investments in PLDT Italy in 2010.
     Other expenses increased by Php81 million, or 15%, to Php625 million due to increases in various business and fixed line operational-related expenses.
Other Expenses
     The following table summarizes the breakdown of our total fixed line-related other expenses — net for the years ended December 31, 2010 and 2009:

					Change
	2010		2009		Amount		%
	(in millions)
Other Income (Expenses):
Foreign exchange gains — net	Php	1,008	Php	532	Php	476	89
Interest income		484		402		82	20
Losses on derivative financial instruments — net		(1,746)		(2,180)		434	(20)
Financing costs — net		(3,856)		(3,796)		(60)	2
Equity share in net losses of joint ventures		—		(98)		98	100
Others		1,164		970		194	20

Total	(Php	2,946)	(Php	4,170)	Php	1,224	(29)

     Our fixed line business’ other expenses — net amounted to Php2,946 million in 2010, a decrease of Php1,224 million, or 29%, from Php4,170 million in 2009. The change was due to the combined effects of the following:
     (i) net increase in foreign exchange gains by Php476 million on account of higher gains on net foreign exchange revaluation of foreign-currency denominated liabilities due to the effect of the appreciation of the Philippine peso to the U.S. dollar; (ii) lower loss on derivative financial instruments by Php434 million in 2010 as compared with 2009 due to lower mark-to-market loss and hedge costs of PLDT resulting from the partial unwinding of principal-only currency swap contracts; (iii) increase in other income by Php194 million mainly due to the partial recovery of priority deposit from ProtoStar, higher miscellaneous income from consultancy, and subsidiaries and affiliates;
     (iv) share in net losses of joint ventures of Php98 million in 2009; (v) an increase in interest income by Php82 million due to higher average interest rate and higher level of cash balances; and (vi) an increase in net financing costs by Php60 million due to an increase in interest expense on loans and related items — net on account of a higher level of average loan balances as well as lower capitalized interest, partially offset by lower level of average interest rate.
Provision for Income Tax
     Provision for income tax amounted to Php2,050 million in 2010, a decrease of Php208 million, or 9%, as compared with Php2,258 million in 2009 primarily due to lower taxable income.
Net Income
     In 2010, our fixed line business contributed a net income of Php5,210 million, a decrease of Php654 million, or 11%, as compared with Php5,864 million in 2009 primarily as a result of the decrease in fixed line revenues by Php2,422 million, partially offset by decreases in other expenses — net by Php1,224 million, lower fixed line-related expenses by Php336 million and lower provision for income tax by Php208 million.
Adjusted EBITDA
     Our fixed line business’ adjusted EBITDA decreased by Php2,547 million, or 10%, to Php22,668 million in 2010 from Php25,215 million in 2009 primarily due to a decline in our fixed line service revenues as a result of lower revenues from our national long distance, international long distance and local exchange services, and higher expenses particularly compensation and employee benefits, and professional and other contracted services, partly offset by lower expenses related to doubtful accounts, rent, and selling and promotions.

Core Income
     Our fixed line business’ core income decreased by Php1,922 million in 2010, or 26%, to Php5,580 million from Php7,502 million in 2009 primarily as a result of the decrease in fixed line revenues and an increase in fixed line-related expenses, partially offset by lower provision for income tax.
Information and Communications Technology
Revenues
     Our ICT business provides knowledge processing solutions, customer relationship management, internet and online gaming, and data center services.
     In 2010, our ICT business generated revenues of Php11,358 million, a decrease of Php191 million, or 2%, as compared with Php11,549 million in 2009. This decrease was primarily due to the decline in the revenue contribution of our customer relationship management and internet and online gaming, as well as lower point-product sales, partially offset by the continued growth of our data center and knowledge processing solutions businesses’ service revenues.
     The following table summarizes our total revenues from our ICT business for the years ended December 31, 2010 and 2009 by service segment:

							Increase (Decrease)
	2010		%	2009		%	Amount		%
	(in millions)
Service Revenues:
Knowledge processing solutions	Php	5,289	47	Php	5,215	45	Php	74	1
Customer relationship management		2,823	25		3,319	29		(496)	(15)
Internet and online gaming		1,059	9		1,113	10		(54)	(5)
Data center and others		1,506	13		1,204	10		302	25

		10,677	94		10,851	94		(174)	(2)
Non-Service Revenues:
Point-product sales		681	6		698	6		(17)	(2)

Total ICT Revenues	Php	11,358	100	Php	11,549	100	Php	(191)	(2)

Service Revenues
     Service revenues generated by our ICT business segment amounted to Php10,677 million in 2010, a decrease of Php174 million, or 2%, as compared with Php10,851 million in 2009 primarily as a result of the decline in revenues from our customer relationship management and internet and online gaming businesses, partially offset by the increase in co-location and disaster recovery revenues from our data center business, as well as the higher revenues from our knowledge processing solutions business. As a percentage of our total ICT business revenues, service revenues accounted for 94% in each of 2010 and 2009.
  Knowledge Processing Solutions
     We provide our knowledge processing solutions business primarily through the SPi Group. The knowledge processing solutions business contributed revenues of Php5,289 million in 2010, an increase of Php74 million, or 1%, from Php5,215 million in 2009. Dollar revenues increased by 8% offset by the appreciation of the Philippine peso to the U.S. dollar by 6%. Additional revenues from Laguna Medical (acquired in September 2009), Medical Billing and Content Solutions were recognized in 2010. Knowledge processing solutions business revenues accounted for 50% and 48% of total service revenues of our ICT business in 2010 and 2009, respectively.
  Customer Relationship Management
     We provide our customer relationship management business primarily through SPi CRM. Revenues relating to our customer relationship management business decreased by Php496 million, or 15%, to Php2,823 million in 2010 from Php3,319 million in 2009 primarily due to lower dollar-denominated revenues by 14%, lower domestic sales by 1%, and the effect of the appreciation of the Philippine peso to the U.S. dollar. In total, we own and operate 5,565 seats with an average of 4,592 customer service representatives, or CSRs, in 2010, as compared with 7,140 seats with an average of 5,190 CSRs in 2009. SPi CRM had six and seven customer relationship management sites as at December 31, 2010 and 2009, respectively. Customer relationship management business revenues accounted for 26% and 31% of total service revenues of our ICT business in 2010 and 2009, respectively.
  Internet and Online Gaming
     Revenues from our internet and online gaming business decreased by Php54 million, or 5%, to Php1,059 million in 2010 from Php1,113 million in 2009 primarily due to the absence of the introduction of major games in 2010, as well as the higher electricity cost, which forced internet cafés to shorten operating hours. Our internet and online gaming business revenues accounted for 10% of total service revenues of our ICT business in each of 2010 and 2009.
  Data Center and Others
     ePLDT operates an internet data center under the brand name Vitro™, which provides co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls, and other data services. Our data center contributed revenues of Php1,506 million in 2010, an increase of Php302 million, or 25%, from Php1,204 million in 2009 primarily due to an increase in co-location or rental and disaster recovery services revenues. Our data center revenues accounted for 14% and 11% of total service revenues of our ICT business in 2010 and 2009, respectively.
Non-Service Revenues
     Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. Non-service revenues generated by our ICT business decreased by Php17 million, or 2%, to Php681 million in 2010 from Php698 million in 2009 primarily due to the lower revenues from sales of software licenses.
Expenses
     Expenses associated with our ICT business totaled Php11,944 million in 2010, an increase of Php655 million, or 6%, as compared with Php11,289 million in 2009, primarily due to the higher expenses related to asset impairment, repairs and maintenance, amortization of intangible assets, and insurance and security services, partially offset by the lower compensation and employee benefits, professional and other contracted services, cost of sales, communication, training and travel, and rent expenses. As a percentage of our total ICT revenues, expenses related to our ICT business accounted for 105% and 98% in 2010 and 2009, respectively.
     The following table shows the breakdown of our total ICT-related expenses for the years ended December 31, 2010 and 2009 and the percentage of each expense item to the total:

							Increase (Decrease)
	2010		%	2009		%	Amount		%
	(in millions)
Compensation and employee benefits(1)	Php	6,000	50	Php	6,418	57	Php	(418)	(7)
Asset impairment		1,323	11		134	1		1,189	887
Repairs and maintenance		752	6		669	6		83	12
Cost of sales		751	6		799	7		(48)	(6)
Depreciation and amortization		742	6		751	7		(9)	(1)
Rent		687	6		716	6		(29)	(4)
Professional and other contracted services		500	4		592	5		(92)	(16)
Communication, training and travel		461	4		500	4		(39)	(8)
Amortization of intangible assets		254	2		242	2		12	5
Taxes and licenses		108	1		104	1		4	4
Selling and promotions		103	1		113	1		(10)	(9)
Insurance and security services		79	1		68	1		11	16
Other expenses		184	2		183	2		1	1

Total	Php	11,944	100	Php	11,289	100	Php	655	6

(1)	Includes salaries and employee benefits, LTIP, pension and MRP costs.
     Compensation and employee benefits decreased by Php418 million, or 7%, to Php6,000 million mainly due to a decline in salaries and employee benefits, and the lower provision for LTIP, partially offset by the increase in MRP costs and pension benefits. Although ePLDT and its subsidiaries’ employee headcount increased by 629 to

16,210 in 2010 as compared with 15,581 in 2009, related costs decreased due to lower labor cost per head, particularly from our knowledge processing solutions business.
     Asset impairment increased by Php1,189 million, or 887%, to Php1,323 million primarily due to impairment of goodwill and other intangible assets in SPi related to its investment in CyMed and impairment of goodwill in ePLDT’s investment in BayanTrade and Level Up!.
     Repairs and maintenance expenses increased by Php83 million, or 12%, to Php752 million primarily due to the higher office and site electricity charges, and higher IT software repairs and maintenance costs particularly from our data center business partially offset by a decrease in buildings repairs and maintenance costs, janitorial services and lower purchases of low-value softwares.
     Cost of sales decreased by Php48 million, or 6%, to Php751 million primarily due to the lower volume of sales of software licenses and hardware products.
     Depreciation and amortization charges decreased by Php9 million, or 1%, to Php742 million primarily due to a decrease in the depreciable asset base of our knowledge processing solutions, customer relationship management and internet and online gaming businesses on account of fully depreciated assets and lower capital expenditures, partially offset by higher depreciation in relation to Data Center expansion and disaster recovery project.
     Rent expenses decreased by Php29 million, or 4%, to Php687 million primarily due to the expiration of several leases and closure of several offices of knowledge processing solutions business partly offset by higher office building and site rental charges by the customer relationship management and data center businesses.
     Professional and other contracted services decreased by Php92 million, or 16%, to Php500 million primarily due to lower contracted service fees, management fees, legal fees and other professional fees incurred by our knowledge processing solutions business.
     Communication, training and travel expenses decreased by Php39 million, or 8%, to Php461 million primarily due to lower local and foreign training and travel expenses, courier charges and communications charges incurred by our customer relationship management and knowledge processing solutions businesses, partially offset by higher trunk line charges by our data center business.
     Amortization of intangible assets increased by Php12 million, or 5%, to Php254 million due to intangible assets recognized in relation to the acquisition of Laguna Medical and additional game licenses acquired by our gaming business in late 2009 and 2010.
     Taxes and licenses increased by Php4 million, or 4%, to Php108 million primarily due to higher business-related taxes.
     Selling and promotion expenses decreased by Php10 million, or 9%, to Php103 million mainly due to our gaming business’ lower promotional expenses due to the timing of launching of its new major games and decrease in commission expense of our knowledge processing solutions business, partially offset by higher advertisements by our customer relationship management and data center businesses.
     Insurance and security services increased by Php11 million, or 16%, to Php79 million primarily due to higher security services and insurance premiums.
     Other expenses increased by Php1 million, or 1%, to Php184 million mainly due to higher various business and ICT operational-related costs.
Other Income
     The following table summarizes the breakdown of our total ICT-related other income — net for the years ended December 31, 2010 and 2009:

					Change
	2010		2009		Amount		%
	(in millions)
Other Income (Expenses):
Equity share in net earnings of associates	Php	186	Php	168	Php	18	11
Interest income		35		28		7	25
Gains on derivative financial instruments — net		2		8		(6)	(75)
Foreign exchange losses — net		(66)		(12)		(54)	450
Financing costs — net		(176)		(171)		(5)	3
Others		240		195		45	23

Total	Php	221	Php	216	Php	5	2

     Our ICT business’ other income — net amounted to Php221 million in 2010, an increase of Php5 million, or 2%, from Php216 million in 2009 primarily due to the combined effects of the following: (i) an increase in other income by Php45 million mainly due to adjustment in fair value of contingent liability of SPi America Holdings from the acquisition of Laguna Medical and insurance claim received in 2010 partly offset by the de-recognition of liabilities in 2009; (ii) an increase in equity share in net earnings of associates by Php18 million; (iii) an increase in interest income of Php7 million due to increase in short-term placements and bank deposits; (iv) an increase in financing costs — net by Php5 million due to higher accretion on contingent liabilities from our knowledge processing solutions business; (v) the lower gain on derivative financial instruments by Php6 million mainly due to the expiration of derivative contracts of Parlance and SPi in December 2009; and (vi) a net increase in foreign exchange losses by Php54 million due to the revaluation of net foreign currency-denominated assets as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar in 2010.
Benefit from Income Tax
     Benefit from income tax of Php38 million in 2010 from Php28 million in 2009 primarily due to the corresponding deferred tax benefit from the amortization of intangible assets related to the acquisition of Laguna Medical in 2009.
Net Income (Loss)
     In 2010, our ICT business registered a net loss of Php327 million as compared with a net income of Php504 million in 2009 mainly as a result of an increase in ICT-related expenses by Php655 million due to asset impairment charges and a decrease in ICT revenues by Php191 million, partially offset by a net benefit from income tax by Php10 million and an increase in other income by Php5 million.
Adjusted EBITDA
     Our ICT business’ adjusted EBITDA increased by Php393 million, or 30%, to Php1,723 million in 2010 from Php1,330 million in 2009 primarily due to lower expenses particularly compensation and employee benefits, professional and other contracted services, and cost of sales, partially offset by a decline in revenues from our customer relationship management, and internet and online gaming businesses.
Core Income
     Our ICT business’ core income amounted to Php1,030 million in 2010, an increase of Php417 million, or 68%, as compared with Php613 million in 2009 mainly as a result of a decrease in cash expenses and a net benefit from income tax partially offset by a decrease in ICT revenues.
2009 Compared to 2008
On a Consolidated Basis
Revenues
     Our revenues increased by Php2,156 million, or 1%, to Php147,993 million in 2009 from Php145,837 million in 2008. This increase was primarily due to an increase in our service revenues by Php2,694 million resulting largely from an increase in the service revenues of our wireless and fixed line businesses, which was primarily due to an increase in the number of our cellular and broadband subscribers, which was partially offset by a decrease in our non-service revenues.

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

Expenses
     Our expenses increased by Php4,325 million, or 5%, to Php90,111 million in 2009 from Php85,786 million in 2008 largely resulting from increases in compensation and employee benefits, depreciation and amortization, asset impairment, rent and other operating expenses partly offset by lower provisions, professional and other contracted services, and communication, training and travel expenses. As a percentage of our consolidated revenues, consolidated expenses increased to 61% in 2009 from 59% in 2008.
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

Other Expenses
     Other expenses — net decreased by Php2,959 million, or 49%, to Php3,043 million in 2009 as compared with Php6,002 million in 2008. The decrease was primarily due to the combined effects of the following: (i) net foreign exchange gains of Php909 million in 2009 as compared with net foreign exchange losses of Php6,170 million in 2008 due to the appreciation of the Philippine peso to the U.S. dollar to Php46.43 as at December 31, 2009 from Php47.65 as at December 31, 2008; (ii) an increase in other income of Php404 million primarily due to a gain on fair value adjustment of investment properties and a gain on the dissolution of Mabuhay Space Holdings Limited, a joint venture between Mabuhay Satellite and Space Systems/Loral, Inc.; (iii) an increase in equity share in net earnings of associates and joint ventures by Php178 million due to the share in net earnings of Meralco from July 15, 2009 (PCEV acquired a 20% equity interest of Meralco on July 14, 2009) to December 31, 2009; (iv) lower interest income by Php129 million due to lower average interest rate on money market placements and special deposits; (v) an increase in net financing costs by Php452 million mainly due to higher interest on loans and other related items — net, on account of PLDT’s and Smart’s higher average loan balances, depreciation of foreign exchange rate and lower capitalized interest; and (vi) net losses on derivative financial instruments of Php1,006 million on account of loss on mark-to-market valuation on foreign currency swaps in 2009 as against net gains on derivative financial instruments of Php3,115 million in 2008 due to the effect of the de-designation of foreign currency swaps and option contracts.
     The following table shows the breakdown of our consolidated other expenses — net for the years ended December 31, 2009 and 2008 by business segment:

							Change
	2009		%	2008		%	Amount		%
	(in millions)
Wireless	Php	1,149	(38)	Php	(2,640)	44	Php	3,789	144
Fixed line		(4,170)	137		(3,173)	53		(997)	31
Information and communications technology		216	(7)		(1)	—		217	21,700
Inter-segment transactions		(238)	8		(188)	3		(50)	27

Consolidated	Php	(3,043)	100	Php	(6,002)	100	Php	2,959	(49)

Provision for Income Tax

     Provision for income tax decreased by Php4,329 million, or 23%, to Php14,744 million in 2009, as compared with Php19,073 million in 2008 mainly due to a reduction in the regular corporate income tax rate from 35% to 30% beginning January 2009 and the availment of the optional standard deduction, or OSD, method in the computation of income tax by Smart and certain of our wireless and fixed line subsidiaries.
Net Income
     As a result, our consolidated net income was Php40,095 million in 2009, an increase of Php5,119 million, or 15%, as compared with Php34,976 million in 2008 primarily due to lower consolidated other expenses — net, lower consolidated provision for income tax and higher consolidated revenues partially offset by a slight increase in consolidated expenses.
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

Adjusted EBITDA
     Our consolidated adjusted EBITDA was Php86,194 million in 2009, a decrease of Php1,802 million, or 2%, as compared with Php87,996 million in 2008 primarily due to higher expenses particularly compensation and employee benefits, provision for uncollectible receivables, rent expenses, and various operational and business-related expenses, partially offset by an increase in service revenues across our businesses.
     The following table shows the breakdown of our consolidated adjusted EBITDA for the years ended December 31, 2009 and 2008 by business segment:

							Change
	2009		%	2008		%	Amount		%
	(in millions)
Wireless	Php	59,411	69	Php	60,967	69	Php	(1,556)	(3)
Fixed line		25,215	29		25,854	30		(639)	(2)
Information and communications technology		1,330	2		1,056	1		274	26
Inter-segment transactions		238	—		119	—		119	100

Consolidated	Php	86,194	100	Php	87,996	100	Php	(1,802)	(2)

Core Income
     Our consolidated core income was Php41,138 million in 2009, an increase of Php2,924 million, or 8%, as compared with Php38,214 million in 2008 primarily due to lower provision for income tax and higher revenues, partially offset by higher expenses.
     The following table shows the breakdown of our consolidated core income for the years ended December 31, 2009 and 2008 by business segment:

							Change
	2009		%	2008		%	Amount		%
	(in millions)
Wireless	Php	33,026	80	Php	30,250	79	Php	2,776	9
Fixed line		7,502	18		7,890	21		(388)	(5)
Information and communications technology		613	2		138	—		475	344
Inter-segment transactions		(3)	—		(64)	—		61	95

Consolidated	Php	41,138	100	Php	38,214	100	Php	2,924	8

On a Business Segment Basis
Wireless
Revenues
     Revenues generated from our wireless business amounted to Php97,524 million in 2009, an increase of Php1,672 million, or 2%, from Php95,852 million in 2008. The following table summarizes our total revenues from our wireless business for the years ended December 31, 2009 and 2008 by service segment:

							Increase (Decrease)
	2009		%	2008		%	Amount		%
	(in millions)
Wireless Services:
Service Revenues:
Cellular	Php	88,410	91	Php	87,518	92	Php	892	1
Wireless broadband, satellite and others
Wireless broadband		5,383	5		4,327	4		1,056	24
Satellite and others		2,036	2		1,748	2		288	16

		95,829	98		93,593	98		2,236	2

Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems		1,695	2		2,259	2		(564)	(25)

Total Wireless Revenues	Php	97,524	100	Php	95,852	100	Php	1,672	2

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
  Cellular Service
     Our cellular service revenues amounted to Php88,410 million in 2009, an increase of Php892 million, or 1%, from Php87,518 million in 2008. Cellular service revenues accounted for 92% of our wireless service revenues in 2009 as compared with 94% in 2008.

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

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and share in PLDT’s WeRoam and PLP services, a small number of leased line contracts, revenues from Wolfpac and other Smart subsidiaries

			Increase (Decrease)
	2009	2008	Amount	%
Cellular subscriber base	41,328,641	35,224,604	6,104,037	17
Prepaid	40,893,098	34,826,468	6,066,630	17
Smart Buddy	23,762,814	20,501,617	3,261,197	16
Talk ’N Text(1)	17,050,713	14,308,493	2,742,220	19
Red Mobile(2)	79,571	16,358	63,213	386
Postpaid	435,543	398,136	37,407	9

Systemwide traffic volumes (in millions)
Calls (in minutes)	16,305	9,192	7,113	77
Domestic	13,371	6,287	7,084	113
Inbound	1,495	1,654	(159)	(10)
Outbound	11,876	4,633	7,243	156
International	2,934	2,905	29	1
Inbound	2,738	2,684	54	2
Outbound	196	221	(25)	(11)

SMS/Data count (in hits)	287,921	258,246	29,675	11
Text messages	286,294	256,606	29,688	12
Domestic	285,847	256,181	29,666	12
Inbound	8,289	8,430	(141)	(2)
Outbound	277,558	247,751	29,807	12
Bucket-Priced	258,190	226,937	31,253	14
Standard	19,368	20,814	(1,446)	(7)
International	447	425	22	5
Inbound	136	125	11	9
Outbound	311	300	11	4
Value-Added Services	1,608	1,614	(6)	—
Financial Services	19	26	(7)	(27)

(1)	The transfer of PCEV’s cellular business to Smart was completed on August 17, 2009

(2)	The Red Mobile brand was launched in November 2008 by CURE
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
     The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2009 and 2008:

					Increase (Decrease)
	2009		2008		Amount		%
	(in millions)
Voice services:
Domestic
Inbound	Php	5,095	Php	5,405	(Php	310)	(6)
Outbound		16,534		15,959		575	4

		21,629		21,364		265	1

International
Inbound		15,287		13,732		1,555	11
Outbound		1,934		2,179		(245)	(11)

		17,221		15,911		1,310	8

Total	Php	38,850	Php	37,275	Php	1,575	4

     Domestic voice service revenues increased by Php265 million, or 1%, to Php21,629 million in 2009 from Php21,364 million in 2008 primarily due to an increase in domestic outbound call revenues by Php575 million, or 4%, to Php16,534 million in 2009 from Php15,959 million in 2008 mainly due to unlimited voice offerings. This was partially offset by the lower revenue contribution of our inbound domestic voice service by Php310 million, or 6%, to Php5,095 million in 2009 from Php5,405 million in 2008 as a result of lower call volumes from PLDT’s regular call service due to the introduction of a fixed rate calling package, partly offset by higher traffic from other domestic. Inbound and outbound domestic call volumes were 1,495 million minutes and 11,876 million minutes, respectively, in 2009 from 1,654 million minutes and 4,633 million minutes, respectively, in 2008. The aggregate increase was mainly due to higher call volumes from unlimited voice offerings.
     International voice service revenues increased by Php1,310 million, or 8%, to Php17,221 million in 2009 from Php15,911 million in 2008 primarily due to higher inbound international voice service revenues by Php1,555 million, or 11%, to Php15,287 million in 2009 from Php13,732 million in 2008. The increase in international voice service revenues was mainly on account of the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php47.64 for the year ended December 31, 2009 from Php44.47 for the year ended December 31, 2008 on our dollar-linked revenues complemented by the increase in international inbound call volumes by 54 million minutes, or 2%, to 2,738 million minutes in 2009 from 2,684 million minutes in 2008. This was partially offset by lower international outbound voice service revenues by Php245 million, or 11%, to Php1,934 million in 2009 from Php2,179 million in 2008 as international outbound call volumes decline by 25 million minutes, or 11%, to 196 million minutes in 2009 from 221 million minutes in 2008.
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
     Bucket-priced text messages totaled 258,190 million in 2009, an increase of 31,253 million, or 14%, as compared with 226,937 million in 2008. Standard text messages totaled 19,368 million in 2009, a decrease of 1,446 million, or 7%, as compared with 20,814 million in 2008 mainly due to a shift to bucket-priced text services.
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
     Subscriber Base, ARPU and Churn Rates
     Smart (including PCEV’s Talk ‘N Text subscribers which were transferred to Smart on August 17, 2009) and Red Mobile cellular subscribers totaled 41,328,641 at the end of 2009, an increase of 6,104,037, or 17%, over their combined cellular subscriber base of 35,224,604 at the end of 2008. This increase in our cellular subscriber base was primarily attributable to multiple SIM card ownership which, together with unlimited voice offers, resulted in lower average monthly cellular ARPU for 2009 than in 2008. Our cellular prepaid subscriber base grew by 17% to 40,893,098 in 2009 from 34,826,468 in 2008, while our cellular postpaid subscriber base increased by 9% to 435,543 in 2009 from 398,136 in 2008. Prepaid subscribers accounted for 99% of our total subscriber base in each of 2009 and 2008. Prepaid and postpaid subscribers reflected net activations of 6,066,630 and 37,407, respectively, in 2009 and 5,127,318 and 56,256, respectively, in 2008.

Our net subscriber activations for the years ended December 31, 2009 and 2008 were as follows:

			Increase (Decrease)
	2009	2008	Amount	%
Prepaid	6,066,630	5,127,318	939,312	18
Smart Buddy	3,261,197	504,293	2,756,904	547
Talk ’N Text(1)	2,742,220	4,606,667	(1,864,447)	(40)
Red Mobile(2)	63,213	16,358	46,855	286

Postpaid	37,407	56,256	(18,849)	(34)

Total	6,104,037	5,183,574	920,463	18

(1)	The transfer of PCEV’s cellular business to Smart was completed on August 17, 2009

(2)	The Red Mobile brand was launched in November 2008 by CURE
     Our quarterly net subscriber activations over the eight quarters in 2009 and 2008 were as follows:

	2009				2008
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Prepaid	1,692,767	1,575,585	621,154	2,177,124	1,533,812	1,660,040	917,528	1,015,938
Smart Buddy	419,821	523,496	644,932	1,672,948	282,044	130,697	111,487	(19,935)
Talk ‘N Text	1,256,907	1,019,162	(32,419)	498,570	1,251,768	1,529,343	806,041	1,019,515
Red Mobile	16,039	32,927	8,641	5,606	—	—	—	16,358

Postpaid	9,328	17,746	6,806	3,527	1,117	5,027	17,816	32,296

Total	1,702,095	1,593,331	627,960	2,180,651	1,534,929	1,665,067	935,344	1,048,234

     For Smart Buddy, the average monthly churn rate for 2009 and 2008 was 4.2% and 4.7%, respectively, while the average monthly churn rate for Talk ’N Text subscribers was 5.0% and 4.8% in 2009 and 2008, respectively. The average monthly churn rate for Red Mobile subscribers was 12.3% in 2009.
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
     The following table summarizes our cellular average monthly ARPUs for the years ended December 31, 2009 and 2008:

	Gross(1)				Decrease			Net(2)				Decrease
	2009		2008		Amount		%	2009		2008		Amount		%
Prepaid
Smart Buddy	Php	261	Php	290	Php	(29)	(10)	Php	207	Php	230	Php	(23)	(10)
Talk ’N Text		161		194		(33)	(17)		133		158		(25)	(16)
Red Mobile		20		48		(28)	(58)		13		39		(26)	(67)
Prepaid — Blended(3)		218		254		(36)	(14)		175		203		(28)	(14)
Postpaid — Smart		1,817		2,065		(248)	(12)		1,313		1,483		(170)	(11)
Prepaid and Postpaid Blended(4)		235		274		(39)	(14)		188		217		(29)	(13)

(1)	Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, including discounts, allocated content-provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)	Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income net of interconnection expense, but net of discounts and content-provider costs, by the average number of subscribers in the month.

(3)	The average monthly ARPU of Smart Buddy, Talk ’N Text and Red Mobile.

(4)	The average monthly ARPU of all prepaid and postpaid cellular subscribers.
     Prepaid service revenues consist mainly of charges for subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU was Php218 in 2009, a decrease of 14%, as compared with Php254 in 2008.

The decrease was primarily due to a decline in the average outbound and inbound domestic voice and text messaging revenue per subscriber in 2009 as compared with 2008 resulting primarily from the fact that the increase in our cellular subscriber base in 2009 was primarily attributable to multiple SIM card ownership and that the increase in our call volumes resulted primarily from unlimited voice offerings. On a net basis, prepaid blended average monthly ARPU was Php175 in 2009, a decrease of 14%, as compared with Php203 in 2008.
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
     Our average quarterly prepaid and postpaid ARPUs for 2009 and 2008 were as follows:

	Prepaid												Postpaid
	Smart Buddy				Talk’N Text				Red Mobile				Smart
	Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)
2009
First Quarter	Php	272	Php	216	Php	176	Php	144	Php	25	Php	14	Php	1,863	Php	1,364
Second Quarter		269		212		168		138		16		10		1,816		1,278
Third Quarter		249		197		148		122		19		12		1,801		1,307
Fourth Quarter		252		203		152		127		18		15		1,791		1,304

2008
First Quarter		292		230		207		163		—		—		2,013		1,472
Second Quarter		294		232		199		159		—		—		2,134		1,510
Third Quarter		285		223		178		148		—		—		2,078		1,505
Fourth Quarter		291		234		192		162		48		39		2,037		1,445

(1)	Gross quarterly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(2)	Net quarterly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.
  Wireless Broadband, Satellite and Other Services
     Our revenues from wireless broadband, and satellite and other services consist mainly of wireless broadband service revenues from SBI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.
     Wireless Broadband
     Revenues from our wireless broadband services increased by Php1,056 million, or 24%, to Php5,383 million in 2009 from Php4,327 million in 2008 primarily due to the growth in wireless broadband subscribers.
     SBI offers a number of wireless broadband services and had a total of 1,037,720 subscribers as at December 31, 2009, an increase of 490,630 subscribers, or 90%, as compared with 547,090 subscribers as at December 31, 2008. Our postpaid wireless broadband subscriber base increased by 13,094 subscribers to 436,037 subscribers as at December 31, 2009 from 422,943 subscribers as at December 31, 2008. Our prepaid wireless broadband subscriber base also increased by 477,536 subscribers, or 385%, to 601,683 subscribers as at December 31, 2009 from 124,147 subscribers as at December 31, 2008.
     Satellite and Other Services
     Revenues from our satellite and other services increased by Php288 million, or 16%, to Php2,036 million in 2009 from Php1,748 million in 2008 principally due to the growth in subscribers of our wireless broadband business complemented by the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php47.64 for the year ended December 31, 2009 from Php44.47 for the year ended December 31, 2008 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues, partially offset by lower satellite transponder rental revenues owing to lower rental charges and a decrease in the number of transponders being leased out.

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
Expenses
     Expenses associated with our wireless business amounted to Php52,432 million in 2009, an increase of Php4,843 million, or 10%, from Php47,589 million in 2008. A significant portion of this increase was attributable to rent, depreciation and amortization, asset impairment, compensation and employee benefits, professional and other contracted services, and other expenses, partially offset by lower expenses related to provisions, and communication, training and travel expenses. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 54% and 50% in 2009 and 2008, respectively.
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
     The following table summarizes the breakdown of our total wireless-related expenses and the percentage of each expense item to the total for the years ended December 31, 2009 and 2008:

							Increase (Decrease)
	2009		%	2008		%	Amount		%
	(in millions)
Wireless Services:
Depreciation and amortization	Php	13,237	25	Php	11,975	25	Php	1,262	11
Rent		10,553	20		9,267	20		1,286	14
Compensation and employee benefits(1)		6,059	12		5,433	11		626	12
Cost of sales		4,363	8		4,236	9		127	3
Repairs and maintenance		4,340	8		4,230	9		110	3
Selling and promotions		4,051	8		3,781	8		270	7
Professional and other contracted services		2,904	6		2,529	5		375	15
Asset impairment		2,026	4		1,006	2		1,020	101
Taxes and licenses		2,022	4		1,872	4		150	8
Communication, training and travel		972	2		1,091	2		(119)	(11)
Insurance and security services		781	1		722	2		59	8
Amortization of intangible assets		126	—		133	—		(7)	(5)
Provisions		—	—		897	2		(897)	(100)
Other expenses		998	2		417	1		581	139

Total	Php	52,432	100	Php	47,589	100	Php	4,843	10

(1)	Includes salaries and employee benefits, long-term incentive plan, or LTIP, pension and MRP costs.
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
Other Income (Expenses)
     The following table summarizes the breakdown of our total wireless-related other income (expenses) — net for the years ended December 31, 2009 and 2008:

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

     Our wireless business generated other income — net of Php1,149 million in 2009, an increase of Php3,789 million, or 144%, as against other expenses — net of Php2,640 million in 2008 primarily due to the combined effects of the following: (1) net foreign exchange gains of Php387 million in 2009 as against net losses on foreign exchange revaluation of Php1,771 million in 2008 mainly due to the appreciation of the Philippine peso to the U.S. dollar in 2009; (2) net gains on derivative financial instruments of Php1,166 million in 2009 as against net losses on derivative transactions of Php241 million in 2008 mainly due to a gain in the mark-to-market valuation of Php1,170 million relating to the derivative option of the exchangeable note purchased as part of the Meralco share acquisition by PCEV in 2009; (3) increase in other income by Php821 million mainly due to Smart’s equipment rental and gain on dissolution of Mabuhay Space Holdings Limited (please see to Note 10 — Investments in Associates and Joint Ventures to the accompanying consolidated financial statements in Item 18 for further discussion); (4) decrease in equity share in net losses of associates by Php51 million, mainly from the decline in equity share in net losses in BOW complemented by the share in net earnings of Meralco of Php398 million from July 15, 2009 (PCEV acquired 20% equity interest of Meralco) to December 31, 2009, net of amortization of share in Meralco intangibles of Php41 million and depreciation of fair value adjustment of certain Meralco’s utility, plant and others of Php59 million, partly offset by a Php381 million loss on the re-measurement of Smart’s investment in BOW; and (5) higher net financing costs by Php590 million primarily due to higher interest on loans and other related items — net on account of Smart’s higher average loan balances, foreign exchange rate, interest rate, and lower capitalized interest.
Provision for Income Tax
     Provision for income tax decreased by Php3,610 million, or 22%, to Php12,514 million in 2009 from Php16,124 million in 2008. The effective tax rate for our wireless business was 27% in 2009 as compared with 35% in 2008 mainly due to the reduction in the regular corporate income tax rate from 35% to 30% beginning January 2009 and availment of OSD in the computation of regular corporate income tax.
Net Income
     Our wireless business recorded a net income of Php33,727 million in 2009, an increase of Php4,228 million, or 14%, from Php29,499 million recorded in 2008 primarily due to an increase of Php3,789 million in other income — net, a decrease of Php3,610 million in provision for income tax and a Php2,236 million increase in wireless service revenues, partially offset by an increase in wireless-related expenses of Php4,843 million and a Php564 million decrease in non-service revenues.
Adjusted EBITDA
     Our wireless business’ adjusted EBITDA was Php59,411 million in 2009, a decrease of Php1,556 million, or 3%, as compared with Php60,967 million in 2008 primarily due to higher cash operating expenses particularly rent, compensation and employee benefits, professional and other contracted services, selling and promotions, and other operating expenses, partially offset by higher service revenues.
Core Income
     Our wireless business’ core income in 2009 was Php33,026 million, an increase of Php2,776 million, or 9%, as compared with Php30,250 million in 2008 primarily due to lower provision for income tax and higher revenues, partially offset by higher expenses.
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
     For a description of our service offerings, see Item 4. “Information on the Company — Business — Fixed Line.”
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
     Revenues from our local exchange service decreased by Php242 million, or 2%, to Php15,681 million in 2009 from Php15,923 million in 2008 primarily owing to a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and higher service connection charges, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLP. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 31% in 2009 as compared with 32% in 2008.
     See Item 4. “Information on the Company — Business — Fixed Line — Local Exchange Service” for further information on our local exchange service.

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

  Data and Other Network Services
     The following table shows information of our data and other network service revenues for the years ended December 31, 2009 and 2008:

					Increase
	2009		2008		Amount		%
Data and other network service revenues (in millions)	Php	21,567	Php	18,607	Php	2,960	16
Domestic		16,391		14,155		2,236	16
Broadband		7,232		5,563		1,669	30
DSL		7,024		5,360		1,664	31
WeRoam		208		203		5	2
Leased Lines and Others		9,159		8,592		567	7

International
Leased Lines and Others		5,176		4,452		724	16

Subscriber base:
Broadband		576,687		448,826		127,861	28
DSL		559,664		432,583		127,081	29
WeRoam		17,023		16,243		780	5
SWUP		12,383		6,516		5,867	90
     Our data and other network services posted revenues of Php21,567 million in 2009, an increase of Php2,960 million, or 16%, from Php18,607 million in 2008 primarily due to increases in domestic data revenues, owing to higher revenues from PLDT DSL, Diginet, Metro Ethernet and SWUP, as well as higher international data revenues, particularly from i-Gate. The percentage contribution of this service segment to our fixed line service revenues increased to 42% in 2009 from 38% in 2008.
 Domestic
     Domestic data services contributed Php16,391 million in 2009, an increase of Php2,236 million, or 16%, as compared with Php14,155 million in 2008 mainly due to the continued growth in DSL, SWUP, IP-VPN and Metro Ethernet subscribers as demand for offshoring and outsourcing services increased. The percentage contribution of domestic data service revenues to total data and other network services accounted for 76% in each of 2009 and 2008.
  Broadband
     Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporate with multiple branches, and PLDT WeRoam, our mobile broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA and WiFi technologies). Broadband data revenues amounted to Php7,232 million in 2009, an increase of Php1,669 million, or 30%, from Php5,563 million in 2008 primarily due to the higher revenue contribution of DSL which contributed revenues of Php7,024 million in 2009 from Php5,360 million in 2008 owing to the increase in the number of subscribers. DSL revenues accounted for 33% and 29% of total data and other network service revenues in 2009 and 2008, respectively. DSL subscribers increased by 29% to 559,664 subscribers as at December 31, 2009 from 432,583 subscribers as at December 31, 2008. WeRoam revenues amounted to Php208 million in 2009 from Php203 million in 2008 as subscribers increased by 5%, to 17,023 subscribers as at December 31, 2009 from 16,243 subscribers as at December 31, 2008.
  Leased Lines and Others
     Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2009, SWUP has a total subscriber base of 12,383 from 6,516 subscribers as at December 31, 2008. Leased lines and other data revenues amounted to Php9,159 million in 2009, an increase of Php567 million, or 7%, from Php8,592 million in 2008 primarily due to an increase in Diginet and Metro Ethernet revenues. The percentage contribution of leased lines and other data service revenues to total data and other network services accounted for 42% and 46% in 2009 and 2008, respectively.
 International
  Leased Lines and Others
     International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other Global Service Providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies. International data service revenues increased by Php724 million, or 16%, to Php5,176 million in 2009 from Php4,452 million in 2008 primarily due to an increase in i-Gate revenues. The percentage contribution of international data service revenues to total data and other network service revenues accounted for 24% in each of 2009 and 2008.
  Miscellaneous
     Miscellaneous service revenues are derived mostly from directory advertising, facilities management and rental fees. These service revenues increased by Php202 million in 2009, or 14%, to Php1,668 million from Php1,466 million in 2008 mainly due to an increase in facilities management fees and rental income owing to higher co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of 2009 and 2008.
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
     Professional and other contracted services increased by Php342 million, or 16%, to Php2,485 million primarily due to higher technical and contracted service fees for customer relationship management outsourcing project services.
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
Other Expenses
     The following table summarizes the breakdown of our total fixed line-related other expenses — net for the years ended December 31, 2009 and 2008:

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

     Our fixed line business’ other expenses — net amounted to Php4,170 million in 2009, an increase of Php997 million, or 31%, as compared with Php3,173 million in 2008. The change was due to the combined effects of the following: (i) net losses on derivative financial instruments of Php2,180 million in 2009 as against net gains on derivative financial instruments of Php3,444 million in 2008 due to the loss on mark-to-market valuation of foreign currency swaps contracts; (ii) decrease in other income by Php455 million primarily due to lower gain on sale of fixed assets partially offset by the gain on fair value adjustment of investment properties; (iii) net foreign exchange gains of Php532 million on account of gain on foreign exchange revaluation of net foreign currency-denominated liabilities owing to the appreciation of the Philippine peso to the U.S. dollar to Php46.43 as at December 31, 2009 from Php47.65 as at December 31, 2008 as against net foreign exchange losses of Php4,513 million due to the revaluation of net foreign currency-denominated liabilities on account of the depreciation of the Philippine peso to the U.S. dollar to Php47.65 as at December 31, 2008 from Php41.41 as at December 31, 2007; and (iv) a decrease in net financing costs by Php107 million due to lower premium payment in relation with the buyback of bonds in 2009 as compared with 2008 and higher capitalized interest partly offset by higher financing charges.
Provision for Income Tax
     Provision for income tax amounted to Php2,258 million, a decrease of Php790 million, or 26%, in 2009 as compared with Php3,048 million in 2008 primarily due to lower taxable income and the reduction in the regular corporate income tax rate from 35% to 30% beginning January 2009.
Net Income
     Our fixed line business contributed a net income of Php5,864 million in 2009, a decrease of Php1,868 million, or 24%, as compared with Php7,732 million in 2008 primarily as a result of increases in fixed line-related expenses by Php3,348 million mainly due to the impairment loss on the prepaid transponder lease to ProtoStar, increases in compensation and employee benefits, increases in other expenses — net by Php997 million, and a decrease in non-service revenues of Php187 million. The increase in fixed line-related expenses was partially offset by an increase in fixed line service revenues by Php1,874 million and a lower provision for income tax by Php790 million.
Adjusted EBITDA
     Our fixed line business’ adjusted EBITDA was Php25,215 million in 2009, a decrease of Php639 million, or 2%, as compared with Php25,854 million in 2008 primarily due to higher expenses particularly compensation and employee benefits, provision for uncollectible receivables, professional and other contracted services, and rent expenses, partially offset by higher service revenues.
Core Income
     Our fixed line business’ core income in 2009 was Php7,502 million, a decrease of Php388 million, or 5%, as compared with Php7,890 million in 2008 primarily due to higher expenses, partially offset by higher revenues and lower provision for income tax.
Information and Communications Technology
Revenues
     Our ICT business provides knowledge processing solutions, customer relationship management, internet and online gaming, and data center services.
     Our ICT business generated revenues of Php11,549 million in 2009, an increase of Php566 million, or 5%, as compared with Php10,983 million in 2008. This increase was primarily due to the continued growth of our data center service revenues and our internet and online gaming businesses, partially offset by decreases in the revenue contribution of our customer relationship management and knowledge processing solutions businesses.
     The following table summarizes our total revenues from our ICT business for the years ended December 31, 2009 and 2008 by service segment:

							Increase (Decrease)
	2009		%	2008		%	Amount		%
	(in millions)
Service Revenues:
Knowledge processing solutions	Php	5,215	45	Php	5,272	48	Php	(57)	(1)
Customer relationship management		3,319	29		3,402	31		(83)	(2)
Internet and online gaming		1,113	10		976	9		137	14
Data center and others		1,284	11		767	7		517	67

		10,931	95		10,417	95		514	5
Non-Service Revenues:
Point-product sales		618	5		566	5		52	9

Total ICT Revenues	Php	11,549	100	Php	10,983	100	Php	566	5

Service Revenues
     Service revenues generated by our ICT business amounted to Php10,931 million in 2009, an increase of Php514 million, or 5%, as compared with Php10,417 million in 2008 primarily as a result of an increase in co-location revenues and disaster recovery revenues from our data center business complemented by the growth in our internet and online gaming business. Furthermore, the depreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar in 2009 complemented the increase in ICT business revenues. This was partially offset by the decline in revenues from our knowledge processing solutions and customer relationship management businesses. As a percentage of our total ICT business revenues, service revenues remained stable at 95% in 2009 and 2008.
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
  Customer Relationship Management
     We provide our customer relationship management primarily through SPi CRM. Revenues relating to our customer relationship management business decreased by Php83 million, or 2%, to Php3,319 million in 2009 from Php3,402 million in 2008 primarily due to the decrease in international dollar-denominated revenues as a result of termination of contracts with certain international clients and shrinkage from existing programs, partially offset by the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar and an increase in domestic revenues. In total, we own and operate approximately 7,140 seats with an average of 5,190 CSRs in 2009 as compared with approximately 6,580 seats with 5,800 CSRs in 2008. SPi CRM had seven customer relationship management sites as at December 31, 2009 and 2008. Customer relationship management revenues accounted for 30% and 33% of total service revenues of our ICT business in 2009 and 2008, respectively.
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
Non-Service Revenues
     Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. Non-service revenues generated by our ICT business increased by Php52 million in 2009, or 9%, to Php618 million from Php566 million in 2008 primarily due to higher revenues from sales of software licenses.
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
     Communication, training and travel expenses decreased by Php73 million, or 13%, to Php500 million primarily due to lower local and foreign training and travel expenses incurred by our customer relationship management and knowledge processing solutions businesses.
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
Other Income (Expenses)
     The following table summarizes the breakdown of our total ICT-related other income (expenses) — net for the years ended December 31, 2009 and 2008:

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

     Our ICT business generated other income — net of Php216 million in 2009, an increase of Php217 million as against other expenses — net of Php1 million in 2008 primarily due to the combined effects of the following: (i) an increase in equity share in net earnings of associates by Php151 million; (ii) an increase in other income by Php97 million on account of the de-recognition of liabilities; (iii) an increase in net gains on forward foreign exchange contracts by Php67 million; and (iv) net foreign exchange losses of Php105 million due to the revaluation of net foreign currency-denominated assets as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar in 2009.
Benefit from Income Tax
     Benefit from income tax decreased by Php71 million, or 72%, to Php28 million in 2009 from Php99 million in 2008 primarily due to a higher taxable income and expiration of tax incentives.
Net Income (Loss)
     Our ICT business registered a net income of Php504 million in 2009, an improvement of Php2,690 million, or 123%, from a net loss of Php2,186 million in 2008 mainly as a result of Php566 million increase in ICT revenues, other income — net of Php217 million and Php1,978 million decrease in ICT-related expenses partially offset by lower benefit from income tax of Php71 million.
Adjusted EBITDA
     Our ICT business’ adjusted EBITDA was Php1,330 million in 2009, an increase of Php274 million, or 26%, as compared with Php1,056 million in 2008 primarily due to higher revenues, partially offset by the increase in expenses particularly compensation and employee benefits, cost of sales, repairs and maintenance, and rent expenses.
Core Income
     Our ICT business’ core income in 2009 was Php613 million, an increase of Php475 million, or 344%, as compared with Php138 million in 2008 primarily due to lower expenses and higher revenues, partially offset by lower benefit from income tax.
Plans and Prospects
     We are the largest and most diversified telecommunications company in the Philippines. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to attain undisputed market leadership across all metrics. We plan to adopt an integrated approach to our customers with the delivery of a superior customer experience. We will reinforce our leading position in network quality and reach while offering a broader range and higher quality of products and services. In addition, we intend to align the deployment of our fixed line and wireless platforms and technologies such that these initiatives dovetail and result in cost efficiencies. We will continue to consider value-accretive investments in related businesses such as those in the global outsourcing and off-shoring industry.
     Our 2011 budget for consolidated capital expenditures is approximately Php34.4 billion, of which approximately Php19.5 billion is budgeted to be spent by Smart, approximately Php13.5 billion is budgeted to be spent by PLDT and the balance represents the budgeted capital spending of our other subsidiaries. The higher than usual level of capital expenditures stems from the acceleration of our technology roadmap, given current market dynamics and the anticipated surge in demand for data. The budget also includes provisions for the modernization of our networks, adapting to the more voice- and data-centric environment.
     Our capital expenditure projects can be classified as follows:
(1)	Technical Objectives — these include the upgrade and modernization of the wireless network in order to realize operating and cost efficiencies, provide greater resilience and redundancy, as well as investments in additional cable systems;

(2)	Commercial Objectives — these include the provisioning of expanded capacity and coverage as well as new platforms to expand service offerings; and

(3)	IT/Support Systems — these include the upgrade of our IT and support systems.
     Given the favorable state of our financial position, we expect to fund incremental capital expenditures from both debt and free cash flow.
Liquidity and Capital Resources
     The following table shows our consolidated cash flows for the years ended December 31, 2010, 2009 and 2008 as well as our consolidated capitalization and other consolidated selected financial data as at December 31,

2010 and 2009:

	2010		2009		2008
			(in millions)
Cash Flows
Net cash provided by operating activities	Php	77,260	Php	74,386	Php	78,302
Net cash used in investing activities		23,283	49,132			17,014
Capital expenditures		28,766	28,069			25,203
Net cash used in financing activities		55,322	20,293			45,464
Net increase (decrease) in cash and cash equivalents		(1,641)	4,635			16,237

	2010		2009
	(in millions)
Capitalization
Interest-bearing financial liabilities:
Long-term portion of financial liabilities:
Long-term debt	Php	75,879	Php	86,066
Obligations under finance lease		9		13

		75,888		86,079

Current portion of interest-bearing financial liabilities:
Notes payable		—		2,279
Long-term debt maturing within one year		13,767		10,384
Obligations under finance lease maturing within one year		34		51

		13,801		12,714

Total interest-bearing financial liabilities		89,689		98,793
Total equity		97,069		98,575

	Php	186,758	Php	197,368

Other Selected Financial Data
Total assets	Php	277,815	Php	280,148
Property, plant and equipment — net		163,184		161,256
Cash and cash equivalents		36,678		38,319
Short-term investments		669		3,824
     Our consolidated cash and cash equivalents and short-term investments totaled Php37,347 million as at December 31, 2010. Principal sources of consolidated cash and cash equivalents were cash flows from operating activities amounting to Php77,260 million, proceeds from availment of long-term debt of Php7,246 million, net proceeds from maturity of short-term investments of Php3,142 million and interest received of Php1,165 million. These funds were used principally for: (1) dividend payments of Php41,080 million; (2) capital outlays of Php28,766 million; (3) total debt principal and interest payments of Php14,645 million and Php5,580 million, respectively; and (4) settlement of derivative financial instruments of Php1,095 million.
     Our consolidated cash and cash equivalents and short-term investments totaled Php42,143 million as at December 31, 2009. Principal sources of consolidated cash and cash equivalents were cash flows from operating activities amounting to Php74,386 million in 2009 and drawings mainly from PLDT’s and Smart’s debt facilities, including notes payable, aggregating Php43,989 million and net proceeds from maturity of short-term investments of Php2,890 million. These funds were used principally for: (1) dividend payments of Php39,286 million; (2) payments for purchase of investments in subsidiaries and associates of Php27,059 million, including PCEV’s acquisition of Meralco shares of Php18,070 million and settlement of the tender offer to PCEV’s non-controlling interests of Php6,618 million; (3) capital outlays of Php28,069 million; (4) total debt principal and interest payments of Php19,228 million and Php5,239 million, respectively; (5) payment for an exchangeable note issued by First Pacific Utilities Corporation, or FPUC, to PCEV (including derivative option) of Php2,000 million; and (6) a buyback of shares of PLDT of Php1,752 million.
Operating Activities
     Our consolidated net cash flows from operating activities increased by Php2,874 million, or 4%, to Php77,260 million in 2010 from Php74,386 million in 2009 primarily due to lower pension contribution and lower level of settlement of various payables. Net cash flows from operating activities decreased by Php3,916 million, or 5%, to Php74,386 million in 2009 from Php78,302 million in 2008 primarily due to higher pension contributions made to the beneficial trust fund partially offset by lower other working capital requirements.
     Cash flows from operating activities of our wireless business amounted to Php55,497 million in 2010, an increase of Php439 million, or 1%, as compared with Php55,058 million in 2009 as a result of a lower level of settlement of accounts payable, partially offset by higher level of outstanding receivables mainly from dealers, carriers and subscribers and LTIP payout in 2010. Cash flows from operating activities of our fixed line business amounted to Php20,454 million in 2010, an increase of Php2,544 million, or 14%, as compared with Php17,910 million in 2009 primarily due to higher collection of accounts receivables and lower pension contributions made to the beneficial trust fund, partially offset by LTIP payout in 2010 and higher level of settlement of accounts payable and other current liabilities in 2010. Cash flows from operating activities of our ICT business decreased by Php96 million, or 7%, to Php1,327 million in 2010 from Php1,423 million in 2009 mainly due to higher working capital requirements in 2010.
     Cash flows from operating activities of our wireless business amounted to Php55,058 million in 2009, an increase of Php12,278 million, or 29%, as compared with Php42,780 million in 2008. The increase in our wireless business’ cash flows from operating activities was primarily a result of lower prepayments of leased circuits, higher collection of receivables, and higher level of various current liabilities in 2009 as compared with 2008. On the other hand, cash flows from operating activities of our ICT business decreased by Php329 million, or 19%, to Php1,423 million in 2009 from Php1,752 million in 2008 mainly due to higher working capital requirements in 2009. Cash flows from operating activities of our fixed line business decreased by Php15,884 million, or 47%, to Php17,910 million in 2009 from Php33,794 million in 2008 primarily due to lower level of advance payments received from various customers, higher pension contributions made to the beneficial trust fund and lower collection of accounts receivable.
     Dividend payments received by PLDT from Smart amounted to Php33,500 million, Php37,440 million and Php24,200 million in 2010, 2009 and 2008, respectively. Of this, Php7,000 million, Php6,000 million and Php5,500 million were paid on July 16, 2010, September 7, 2010 and December 10, 2010, respectively, while the remaining Php15,000 million remains unpaid. Of the Php37,440 million declared in 2009, Php14,800 million, Php5,640 million and Php17,000 million were paid on April 13, 2009, September 11, 2009 and April 6, 2010, respectively, while of the Php24,200 million declared in 2008, Php10,000 million, Php7,200 million and Php7,000 million were paid on April 11, 2008, September 3, 2008 and September 18, 2008, respectively.
     PCEV paid cash dividends to common shareholders amounting to Php6,077 million and Php5,061 million in 2009 and 2008, of which Php5,640 million and Php4,664 million, respectively, was paid to Smart. PCEV paid cash dividends to various preferred shareholders in the aggregate amount of Php2,943 million in 2007, of which Php2,930 million was paid to PLDT.
Investing Activities
     Consolidated net cash used in investing activities amounted to Php23,283 million in 2010, a decrease of Php25,849 million, or 53%, as compared with Php49,132 million in 2009 primarily due to the combined effects of the following: (1) lower purchase of investment in subsidiaries and associates by Php26,858 million mainly due to PCEV’s acquisition of Meralco shares amounting to Php18,070 million and the settlement of the tender offer of PCEV’s non-controlling shareholders of Php6,618 million in 2009; (2) higher net proceeds from the maturity of short-term investments by Php252 million; (3) higher dividends received in 2010 by Php174 million; (4) increase in capital expenditures by Php697 million in 2010; (5) lower net proceeds of investments in debt securities by Php427 million; (6) increase in advances and refundable deposits by Php230 million; and (7) lower interest received by Php187 million.
     Consolidated net cash used in investing activities amounted to Php49,132 million in 2009, an increase of Php32,118 million, or 189%, as compared with Php17,014 million in 2008. This increase was primarily due to the combined effects of the following: (1) higher payments for investments in subsidiaries and associates by Php26,303 million mainly due to PCEV’s acquisition of Meralco shares amounting to Php18,070 million and the settlement of the tender offer to PCEV’s non-controlling shareholders of Php6,618 million; (2) lower net proceeds from the maturity of short-term investments by Php4,514 million; (3) an increase in capital expenditures by Php2,866 million in 2009; and (4) higher net proceeds from the maturity of investments in debt securities by Php1,214 million, mainly from net redemption of various treasury bonds of Php2,651 million partially offset by the payment of Php1,437 million for the purchase of an exchangeable note with face value of Php2,000 million issued by FPUC to PCEV as part of the Meralco shares acquisition transaction.
     Our consolidated capital expenditures totaled Php28,766 million in 2010, an increase of Php697 million, or 2%, as compared with Php28,069 million in 2009 primarily due to increase in Smart’s capital spending. Smart’s capital spending of Php16,944 million in 2010 was used primarily to build a secondary network for unlimited services, to expand its 3G broadband network, and to further upgrade its core, access and transmission network facilities. PLDT’s capital spending of Php10,874 million in 2010 was principally used to finance the expansion and upgrade of its domestic fiber optic network facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. ePLDT and its subsidiaries’ capital spending of Php750 million in 2010 was primarily used to fund the continued expansion of its customer relationship management facilities. The balance represented other subsidiaries’ capital spending.
     Our consolidated capital expenditures totaled Php28,069 million in 2009, an increase of Php2,866 million, or 11%, as compared with Php25,203 million in 2008 primarily due to an increase in PLDT’s capital spending. Smart’s capital spending of Php16,247 million in 2009 was used primarily to expand its HSPA 850 and broadband networks, and to further upgrade its core, access and transmission network facilities. PLDT’s capital spending of Php10,991 million in 2009 was principally used to finance the expansion and upgrade of its submarine cable facilities, fixed line data and IP-based network services and outside plant rehabilitation. ePLDT and its subsidiaries’ capital spending of Php729 million in 2009 was primarily used to fund the continued expansion of its customer relationship management facilities. The balance represented other subsidiaries’ capital spending.
     As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.
     On July 14, 2009, PCEV completed its acquisition of 223 million shares in Meralco for a cash consideration of Php18,070 million for the purchase of approximately 200.8 million shares and the conversion into approximately 22.2 million shares of an exchangeable note issued by FPUC with a market value, including its derivative option, of Php3,286 million. Thus, the investment in 223 million shares in Meralco was recorded at Php21,356 million and a gain of Php1,286 million was recognized on the exchangeable note representing the mark-to-market gains of Php1,170 million from the derivative option and the amortization of the note’s discount of Php116 million. Please see Item 4. “Information on the Company — Development Activities (2008-2010)” and Note 10 — Investments in Associates and Joint Ventures to the accompanying consolidated financial statements in Item 18 for further information on the acquisition of Meralco shares.
     In view of the change in PCEV’s business direction upon the acquisition of Meralco shares, Smart’s Board of Directors approved a tender offer to acquire the approximately 840 million shares from PCEV’s non-controlling shareholders (representing approximately 7.19% of the outstanding shares of PCEV) at Php8.50 per share payable entirely in cash on August 12, 2009. Approximately 93% of PCEV’s non-controlling shares tendered and Smart paid Php6,618 million to tendering shareholders on August 12, 2009, thereby increasing its ownership in PCEV to approximately 99.5% of PCEV’s outstanding common stock. Smart recognized an excess of acquisition cost over the carrying value of non-controlling interests acquired of Php5,479 million presented as part of capital in excess of par value account under “Equity” in our consolidated statements of financial position. Please see Note 2 — Summary of Significant Accounting Policies and Note 13 — Business Combinations and Acquisition of Non-Controlling Interests to the accompanying consolidated financial statements in Item 18 for further discussion.
Financing Activities
     On a consolidated basis, net cash used in financing activities amounted to Php55,322 million in 2010, an increase of Php35,029 million, or 173%, as compared with Php20,293 million in 2009 resulting largely from the combined effects of the following: (1) lower proceeds from the issuance of long-term debt and notes payable by Php36,743 million in 2010; (2) lower availment of capital expenditures under long-term financing by Php3,240 million; (3) higher cash dividend payments by Php1,794 million; (4) higher interest payments by Php341 million; (5) lower repayments of long-term debt and notes payable by Php4,583 million; (6) lower share buyback by Php1,646 million; and (7) lower settlement of derivative financial instruments by Php818 million. The net cash used in financing activities in 2008 was mainly utilized for dividend payments distributed to PLDT common and preferred stockholders, debt repayments, interest payments and buyback of PLDT’s common stock.
Debt Financing
     Additions to our consolidated debt, including notes payable, totaled Php7,246 million and Php43,989 million for the years ended December 31, 2010 and 2009, respectively, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php14,645 million and Php5,580 million, respectively, in 2010 and Php19,228 million and Php5,239 million, respectively, in 2009.
     Our consolidated long-term debt decreased by Php6,804 million, or 7%, to Php89,646 million in 2010, largely due to debt amortizations and prepayments and the appreciation of the Philippine peso relative to the U.S.

dollar to Php43.81 in December 31, 2010 from Php46.43 in December 31, 2009, partially offset by drawings from our term loan facilities. The debt levels of PLDT and Smart decreased by 9% and 5% to Php49,017 million and Php40,514 million, respectively, as at December 31, 2010 as compared with December 31, 2009.
     On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010 to mature on July 13, 2015. Proceeds from the facility will be used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The amount of Php2,500 million remained outstanding as at December 31, 2010.
     On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010 to mature on July 13, 2015. Proceeds from the facility will be used to finance Smart’s capital expenditures for network improvement and expansion. The amount of Php2,484 million, net of unamortized debt discount, remained outstanding as at December 31, 2010.
     On March 9, 2011, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures. Tranche A amounting to Php1,000 million was issued on March 16, 2011 and Tranche B amounting to Php1,000 million to be issued in multiple drawdowns of Php250 million each, all of which are payable in full in five years from their respective issue dates. As at March 29, 2011, Php1,250 million has been drawn from this facility.
     On March 15, 2011, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php1,500 million, which was drawn in full on March 22, 2011. The facility is a five-year loan, payable in full upon maturity on March 22, 2016.
     On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A five-year notes amounting to Php3,435 million, Series B seven-year notes amounting to Php700 million and Series C ten-year rate notes amounting to Php865 million. Proceeds from the facilities will be used to finance capital expenditures and refinance existing debt obligations which were also used to finance service improvements and expansion programs.
     On March 24, 2011, Smart signed a Philippine Peso term loan facility with Philippine National Bank to finance capital expenditures for an amount of Php2,000 million, which was drawn in full on March 29, 2011. The facility is a five-year loan, payable in full upon maturity on March 29, 2016.
     Approximately Php63,969 million principal amount of our consolidated outstanding long-term debt as at December 31, 2010 is scheduled to mature over the period from 2011 to 2014. Of this amount, Php39,410 million is attributable to Smart, Php24,443 million to PLDT, and the remainder to ePLDT.
     For further details on our long-term debt, see Note 20 — Interest-bearing Financial Liabilities — Long-term Debt to the accompanying consolidated financial statements in Item 18.
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
     Please see Note 20 — Interest-bearing Financial Liabilities — Debt Covenants to the accompanying consolidated financial statements in Item 18 for a detailed discussion of our debt covenants.
Financing Requirements
     We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.
     Consolidated cash dividend payments amounted to Php41,080 million in 2010, an increase of Php1,794 million, or 5%, as compared with Php39,286 million paid to shareholders in 2009. On March 1, 2011, we declared regular and special cash dividends of Php78 per share and Php66 per share, respectively, in addition to the Php78 per share regular cash dividend declared last August 3, 2010, altogether representing approximately 100% payout of our

2010 core earnings per share. On August 4, 2009, we declared a regular cash dividend of Php77 per share and on March 2, 2010, we declared regular and special cash dividends of Php76 and Php65 per share, respectively, representing in aggregate approximately a 100% payout of our 2009 core earnings per share.
     On August 5, 2008, we declared a regular cash dividend of Php70 per share and on March 3, 2009, we declared regular and special cash dividends of Php70 per share and Php60 per share, respectively, representing approximately 100% payout of our 2008 core earnings per share.
     See “Item 3 — Key Information — Dividends Declared” and “ — Dividends Paid” and Note 19 — Equity to the accompanying consolidated financial statements in Item 18 for further information on our dividend payments.
Off-Statement of Financial Position Arrangements
     There are no off-statement financial position arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.
Equity Financing
     Through our subscriber investment plan which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php3 million in each of 2010 and 2009 from this source. PLDT raised Php15 million from the exercise by certain officers and executives of stock options in 2009.
     As part of our goal to maximize returns to our shareholders, we obtained board of directors’ approval for a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. We had acquired a total of approximately 2.72 million shares of PLDT’s common stock, representing approximately 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2010. We had acquired a total of approximately 2.68 million shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million as at December 31, 2009. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the years ended December 31, 2010 and 2009. Our weighted average number of common shares was approximately 186.8 million and 186.9 million in the years ended December 31, 2010 and 2009, respectively. Please see “Item 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchaser” and Note 8 — Earnings Per Common Share, Note 19 — Equity and Note 28 — Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18 for further details.

Contractual Obligations and Commercial Commitments
Contractual Obligations
     The following table shows our consolidated contractual undiscounted obligations outstanding as at December 31, 2010:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
		(in million pesos)
December 31, 2010
Debt(1):	113,394	6,569	51,308	33,978	21,539
Principal	92,590	6,206	38,263	29,335	18,786
Interest	20,804	363	13,045	4,643	2,753
Lease obligations:	8,003	4,383	1,710	948	962
Operating lease	7,959	4,353	1,697	947	962
Finance lease	44	30	13	1	—
Unconditional purchase obligations(2)	797	271	263	263	—
Other obligations:	68,714	50,247	13,895	683	3,889
Derivative financial liabilities(3):	4,173	—	1,667	674	1,832
Long-term currency swaps	4,173	—	1,667	674	1,832
Various trade and other obligations:	64,541	50,247	12,228	9	2,057
Suppliers and contractors	32,997	20,957	12,040	—	—
Utilities and related expenses	16,477	16,446	10	3	18
Employee benefits	3,853	3,853	—	—	—
Customers’ deposits	2,223	—	178	6	2,039
Dividends	2,086	2,086	—	—	—
Carriers	1,866	1,866	—	—	—
Others	5,039	5,039	—	—	—

Total contractual obligations	190,908	61,470	67,176	35,872	26,390

(1)	Consist of notes payable and long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL.

(3)	Gross liabilities before any offsetting application.
     For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2010 and 2009, please see Note 26 — Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18.
Commercial Commitments
     Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php1,145 million and Php1,317 million as at December 31, 2010 and 2009, respectively. These commitments will expire within one year.
Impact of Inflation and Changing Prices
     Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in 2010 was 3.8% as compared with 3.2% in 2009. Moving forward, we expect inflation to increase, which may have an adverse impact on our operations.
     Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risks—Foreign Currency Exchange Risk” for a description of the impact of foreign currency fluctuations on us.

Item 6. Directors, Senior Management and Employees
Directors, Key Officers and Advisors
     The name, age and period of service, of each of the current directors, including independent directors, of PLDT are as follows:

Name	Age	Period during which individual has served as such
Manuel V. Pangilinan	64	November 24, 1998 to present
Napoleon L. Nazareno	61	November 24, 1998 to present
Donald G. Dee(1)	64	September 30, 2008 to December 5, 2010
Helen Y. Dee	66	June 18, 1986 to present
Ray C. Espinosa	54	November 24, 1998 to present
Tatsu Kono	58	March 28, 2006 to present
Rev. Fr. Bienvenido F. Nebres, S.J.(2)	70	November 24, 1998 to present
Takashi Ooi	49	November 6, 2007 to present
Juan B. Santos(3)	72	January 25, 2011 to present
Oscar S. Reyes	64	April 5, 2005 to present
Albert F. del Rosario(4)	71	November 24, 1998 to present
Pedro E. Roxas(2)	54	March 1, 2001 to present
Alfred V. Ty(2)	43	June 13, 2006 to present
Tony Tan Caktiong	58	July 8, 2008 to present
Ma. Lourdes C. Rausa-Chan(5)	57	March 29, 2011 to present

(1)	Resigned effective December 6, 2010.

(2)	Independent Director.

(3)	Elected effective January 25, 2011.

(4)	Resigned effective March 25, 2011.

(5)	Elected effective March 29, 2011.
     The name, age, position and period of service of the key officers and advisor of PLDT as at February 28, 2011 are as follows:

Name	Age	Position(s)	Period during which individual has served as such
Manuel V. Pangilinan	64	Chairman of the Board	February 19, 2004 to present
Napoleon L. Nazareno	61	President and Chief Executive Officer	February 19, 2004 to present
		President and Chief Executive Officer of Smart	January 2000 to present
Ray C. Espinosa	55	Regulatory Affairs and Policies Head	March 4, 2008 to present
Ma. Lourdes C. Rausa-Chan	57	Corporate Secretary	November 24, 1998 to present
		Senior Vice President	January 5, 1999 to present
		Corporate Affairs and Legal Services Head
		Chief Governance Officer	March 4, 2008 to present
Anabelle L. Chua	50	Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to present
		Treasurer	February 1, 1999 to present
		Chief Financial Officer of Smart	December 1, 2005 to present
Ernesto R. Alberto	49	Senior Vice President	May 15, 2003 to present
		Customer Sales and Marketing Head	February 1, 2008 to present
		Corporate Business Head	May 15, 2003 to January 31, 2008
Rene G. Bañez	55	Senior Vice President	January 25, 2005 to present
		Administration and Materials	January 1, 2008 to present
		Management Head
		Chief Governance Officer	October 5, 2004 to March 3, 2008
Jun R. Florencio	55	Senior Vice President	June 14, 2005 to present
		Internal Audit and Fraud Risk	February 16, 2006 to present
		Management Head
		Audit and Assurance Head	September 1, 2000 to February 15, 2006
Menardo G. Jimenez, Jr.	47	Senior Vice President	December 9, 2004 to present
		Human Resources Head and Business	August 1, 2010 to present
		Transformation Office Head
		Business Transformation Office —	January 1, 2008 to July 2010
		Revenue Team Head
		Retail Business Head	June 16, 2004 to December 31, 2007
		Corporate Communications and	December 1, 2001 to June 15, 2004
		Public Affairs Head

Name	Age	Position(s)	Period during which individual has served as such
George N. Lim	58	Senior Vice President	February 26, 1999 to present
		Network Services Assurance Head	October 16, 2010 to present
		Business Transformation Office —	January 1, 2008 to present
Network Team Head
		Network Services Head	February 1, 2003 to December 31, 2007
Alfredo S. Panlilio(1)	47	Senior Vice President	May 8, 2001 to December 15, 2010
		International and Carrier Business Head	February 1, 2003 to June 15, 2004
		PLDT Global Corp. President	June 16, 2004 to December 15, 2010
Claro Carmelo P. Ramirez	50	Senior Vice President	July 1, 1999 to present
		Office of the President and CEO	January 1, 2008 to present
		Consumer Affairs Head	December 5, 2005 to December 31, 2007
		International and Carrier Business Head	June 16, 2004 to December 4, 2005
		Retail Business Head	February 1, 2003 to June 15, 2004
Victorico P. Vargas(2)	59	Senior Vice President	February 15, 2000 to August 1, 2010
		Human Resources Head	February 15, 2000 to August 1, 2010
		International and Carrier Business Head	March 1, 2007 to December 31, 2007
		Business Transformation Office Head	January 1, 2008 to August 1, 2010
June Cheryl A. Cabal	37	First Vice President	May 6, 2008 to present
		Financial Reporting and Controllership Head	November 15, 2006 to present
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006
Christopher H. Young	53	Chief Financial Advisor	November 24, 1998 to present

(1)	Availed of the MRP effective at the close of business hours on December 15, 2010.

(2)	Availed of the MRP effective at the close of business hours on August 1, 2010.
     Under the Shareholders Agreement entered into among the FP Parties, NTT Communications and NTTC-UK on September 28, 1999, as amended by the Cooperation Agreement dated January 31, 2006, NTT Communications is entitled to nominate two directors to the PLDT board of directors and the FP Parties are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to the board of directors of Smart and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. However, as a result of the Cooperation Agreement, in respect of NTT Communications’ right to nominate two directors to each of the board of directors of PLDT and Smart, respectively, NTT Communications and the FP Parties agreed to vote as a PLDT shareholder, lobby the directors of PLDT and otherwise use reasonable efforts to procure a shareholders’ vote in favor of replacing on each of the board of directors of PLDT and Smart, respectively, one NTT Communications nominee with one NTT DoCoMo nominee. Under the Shareholders Agreement, NTT Communications is also entitled to appoint members or advisors of certain PLDT management and board committees, including the audit, governance and nomination, executive compensation and technology strategy committees described below under “— Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees,” and as a result of the Cooperation Agreement, the FP Parties and NTT Communications agreed to use reasonable efforts to procure that NTT DoCoMo be entitled to appoint one individual, who may be replaced at any time, to attend any board committee of PLDT as a member, advisor or observer. Moreover, the Cooperation Agreement provides that upon NTT Communications, NTT DoCoMo and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, NTT DoCoMo and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, NTT DoCoMo will be entitled to additional rights under the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, including the right to nominate one additional NTT DoCoMo nominee to the board of directors of each of PLDT and Smart. Pursuant to publicly available filings made with the PSE, as at February 28, 2011, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of the outstanding shares of PLDT’s common stock. As a result, NTT DoCoMo is currently entitled to nominate one additional NTT DoCoMo nominee to the board of directors of each of PLDT and Smart. Under the Shareholders Agreement and the Cooperation Agreement, each party has agreed, under certain circumstances, to vote its shares of common stock in favor of the nominees designated by the other parties. For more information about the Cooperation Agreement, see Item 7. “Major Shareholders and Related Party Transactions — Related Party Transactions.”
     The business address of each of the other directors, key officers and advisors identified above is the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

     The following is a brief description of the business experiences of each of our directors, key officers and advisors for at least the past five years.
     Mr. Manuel V. Pangilinan has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of PLDT after serving as its President and Chief Executive Officer, or CEO, from November 1998 to February 2004. He is the Chairman of the Governance and Nomination and Technology Strategy Committees of the Board of Directors of PLDT. He also serves as Chairman of Smart, PCEV, ePLDT, SPi, SPi CRM, MPIC, Landco Pacific Corporation, Maynilad Water Services, Inc., Philex Mining Corporation, Manila North Tollways Corporation, Medical Doctors, Inc. (Makati Medical Center), Colinas Verdes, Inc. (Cardinal Santos Medical Center), and Davao Doctors, Inc. He is also a director and the President and Chief Executive Officer of Meralco.
     Mr. Pangilinan founded First Pacific in 1981 and served as Managing Director until 1999. He was appointed as Executive Chairman until June 2003, when he was named as Chief Executive Officer and Managing Director. He also holds the position of President Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.
     Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College, PLDT-Smart Foundation, Inc., the Hongkong Bayanihan Trust and the Philippine Business for Social Progress, the Vice Chairman of the Foundation for Crime Prevention, a private sector group organized to assist the government with crime prevention, and a member of the Board of Trustees of Caritas Manila and Radio Veritas-Global Broadcasting Systems, Inc. In February 2007, he was named the President of the Samahang Basketbol ng Pilipinas, a newly formed national sport association for basketball, and effective January 2009, he assumed the chairmanship of the Amateur Boxing Association of the Philippines, the governing body of amateur boxers in the country.
     Mr. Pangilinan has received numerous prestigious awards including the Ten Outstanding Young Men of the Philippines (TOYM) Award for International Finance (1983), the President Pamana ng Pilipino Award by the Office of the President of the Philippines (1996), Honorary Doctorate in Humanities by the San Beda College (2002), Best CEO in the Philippines by Institutional Investor (2004), CEO of the Year (Philippines) by Biz News Asia (2004), People of the Year by People Asia Magazine (2004), Distinguished World Class Businessman Award by the Association of Makati Industries, Inc. (2005), Management Man of the Year by the Management Association of the Philippines (2005), Order of Lakandula (Rank of a Komandante) by the Office of the President of the Philippines (2006), Honorary Doctorate in Humanities by the Xavier University (2007), and Global Filipino Executive of the Year (Asia CEO Awards 2010). He was also voted as Corporate Executive Officer of the Year (Philippines), Best Executive (Philippines) at the 2007 and 2008 Best-Managed Companies and Corporate Governance Polls conducted by Asiamoney.
     Mr. Pangilinan graduated cum laude from the Ateneo de Manila University, with a Bachelor of Arts Degree in Economics. He received his Master’s Degree in Business Administration from Wharton School of Finance and Commerce at the University of Pennsylvania.
     Mr. Napoleon L. Nazareno has been a director of PLDT since November 24, 1998 and is a member of the TSC of the Board of Directors of PLDT. He was appointed as President and Chief Executive Officer of PLDT on February 19, 2004 and is concurrently the President and Chief Executive Officer of Smart, PCEV and CURE, positions he has held since January 2000, November 2004 and April 2008, respectively. He also serves as Chairman of several subsidiaries of Smart including Wolfpac, SBI, I-Contacts. His other directorships include Mabuhay Satellite where he is Chairman, ACeS Philippines where he is also the President, PLDT Global, ePLDT, SPi, SPi CRM and Meralco. He is a non-executive director of First Pacific.
     Mr. Nazareno is also a board member of the GSM Association Worldwide and a director of the Wireless Applications Community, an international alliance of telecommunications companies. Mr. Nazareno is also the Chairman of the Board of Trustees and Governors of Asian Institute of Management.
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
     Ms. Helen Y. Dee has been a director of PLDT since June 18, 1986. She is the Chairman or a director of several companies engaged in the banking, insurance and real property businesses and the President and/or Chief Executive Officer of GPL Holdings, Inc., House of Investments, Inc., Grepalife Asset Management Corporation, Grepalife Fixed Income Fund Corporation and Chairperson of Rizal Commercial Banking Corporation, RCBC Savings Bank and Malayan Insurance Company. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.
     Mr. Tatsu Kono has been a director of PLDT since March 28, 2006. He is a member of the Governance and Nomination, Executive Compensation and Technology Strategy Committees and advisor to the Audit Committee of the Board of Directors of PLDT. He is also the Chief Operating Advisor of PLDT. He joined NTT DoCoMo in 2000 and served as Executive Director of the Global Investment Group. In 2001, he was appointed as a member of the Board of Directors and Vice President In-Charge for Sales and Marketing of KG Telecom. He has been a Managing Director of Corporate Sales Department, Corporate Marketing Division of NTT DoCoMo since 2003. Prior to that, he occupied various management positions in Kokusai Denshin Denwa Co., Ltd. (KDD). Mr. Kono received his Bachelor of Law Degree from the Waseda University.
     Rev. Fr. Bienvenido F. Nebres, S.J. has been a director of PLDT since November 24, 1998. He is the Chairman of the Audit Committee and a member of the Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. He is the President and a member of the Board of Trustees of the Ateneo de Manila University, the Chairman of the Board of Trustees of the Center for Leadership and Change, Inc., the Vice Chairman of the Board of Trustees of the Asian Institute of Management and a member of the Board of Trustees of several private educational institutions including Loyola School of Theology, and Sacred Heart School — Jesuit Cebu City. He is also a member of the Board of Trustees of Manila Observatory and Philippine Institute of Pure and Applied Chemistry. Rev. Fr. Nebres received his Ph.D in Mathematics from the Stanford University.
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
     Mr. Oscar S. Reyes has been an independent director of PLDT since April 5, 2005. Effective August 2010, his status changed to a regular director in view of his appointment as Senior Executive Vice President and Chief Operating Officer/Chief Energy Adviser of Meralco. He serves as a member of the TSC of the Board of Directors of PLDT. He is the Chairman of Link Edge, Inc. and MRL Gold Phils., Inc. and a director/independent director of various public companies and private firms engaged in electricity, banking, energy, financial and business advisory services, manufacturing, mining, shipping, real estate and related activities.
     Mr. Reyes was the Country Chairman of the Shell Companies in the Philippines from 1997 to 2001 and concurrently the Managing Director of Shell Philippines Exploration B.V. until 2002. From 1997 to 2004, he was the Senior Management Adviser of Shell Exploration B.V. and from 2002 to 2006, the CEO Adviser of Pilipinas Shell

Petroleum Corporation. Mr. Reyes completed the Master in Business Administration Program of the Ateneo Graduate School of Business and the Program in Management Development of Harvard Business School, and holds a Diploma in International Business from the Waterloo Lutheran University, Canada.
     Mr. Pedro E. Roxas has been a director of PLDT since March 1, 2001. He serves as a member of the Governance and Nomination, Audit and Executive Compensation Committees of the Board of Directors of PLDT. He is the Chairman and/or Chief Executive Officer/President of various business organizations in the fields of agri-business, sugar manufacturing and real estate development including Roxas Holdings Inc., Roxas and Company, Inc., Roxaco Land Corporation, Central Azucarera Don Pedro, Inc., Central Azucarera de la Carlota, Inc., Roxol Bioenergy Corporation, Fuego Land Corporation and Hawaiian Philippine Sugar Company, an independent director of Meralco, and a director of Brightnote Assets Corporation and BDO Private Bank. Mr. Roxas received his Bachelor of Science Degree in Business Administration from the University of Notre Dame, Indiana, U.S.A.
     Mr. Juan B. Santos has been a director of PLDT since January 25, 2011. He is the Chairman of the Social Security Commission, or SSC, and a member of the Board of Directors of Alaska Milk Corporation, FPHC, Grepalife Financials, Inc., Philex Mining Corporation and Zuellig Group, Inc., a member of the Board of Advisors of Coca Cola Bottlers Phils., Inc. and East-West Seeds Co., Inc., a trustee of St. Lukes Medical Center, and a consultant of the Marsman-Drysdale Group of Companies.
     Mr. Santos retired as Chief Executive Officer of Nestle Philippines, Inc. (NPI) in 2003 and continued to serve as Chairman of NPI until 2005. Prior to his appointment as President and CEO of NPI, he was CEO of NPI of the Nestle Group of Companies in Thailand and Nestle Singapore Pte Ltd. He served as Secretary of Trade and Industry from February 2005 to July 2005. He obtained his Bachelor of Science Degree in Business Administration from Ateneo de Manila University and pursued post graduate studies at the Thunderbird Graduate School of Management in Arizona, U.S.A. and Advanced Management Course at IMD in Lausanne, Switzerland.
     Mr. Tony Tan Caktiong has been a director of PLDT since July 8, 2008. He is the Chairman and Chief Executive Officer of Jollibee Foods Corporation, a leader in the fastfood business, which owns and operates a chain of restaurants nationwide and abroad. He is also the Chairman of Jollibee Foundation, a director of First Gen Corporation and a member of the Board of Trustees of Temasek Foundation and St. Luke’s Medical Center. Mr. Tan Caktiong honed his business skills by attending various courses and seminars in several educational institutions such as the Asian Institute of Management, Stanford University (Singapore) and Harvard University.
     Mr. Alfred V. Ty has been a director of PLDT since June 13, 2006. He serves as a member of the Audit, Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. He is the Chairman of Lexus Manila, Inc. and Asia Pacific Top Management International Resources, Corp. (Marco Polo Plaza Cebu), the Vice Chairman of Toyota Motors Philippines Corporation, the President of Federal Land, Inc., a director of Global Business Power Corp. and the Corporate Secretary of Metropolitan Bank and Trust Company and Metrobank Foundation, Inc. Mr. Ty received his Bachelor of Science Degree in Business Administration from the University of Southern California.
     Atty. Ray C. Espinosa has been a director of PLDT since November 24, 1998. He is the Head of the Regulatory Affairs and Policies Group of PLDT since March 2004. He also serves as the President and Chief Executive Officer of MediaQuest Holdings, Inc., ABC Development Corporation (TV5), Mediascape, Inc. (Cignal TV), Nation Broadcasting Corporation and other subsidiaries of MediaQuest Holdings, Inc. and is the Vice Chairman of Philweb, and the Board of Trustees of the PLDT Beneficial Trust Fund. He is a director of several companies engaged in electricity, mining, other public utility and media businesses.
     Atty. Espinosa served as President and Chief Executive Officer of ePLDT from August 21, 2000 until April 15, 2010. Prior to joining PLDT, he was a partner and member of the Executive Committee of the law firm Sycip Salazar Hernandez & Gatmaitan until June 2000. He topped the Philippine Bar examination in 1982 after graduating Salutatorian of Law Class 1982 from the Ateneo de Manila University and received his Master of Laws Degree from the University of Michigan Law School.
     Atty. Ma. Lourdes C. Rausa-Chan was appointed as director of PLDT on March 29, 2010. She has been serving as Corporate Secretary, Corporate Affairs and Legal Services Head and Chief Governance Officer of PLDT since November 1998, January 1999 and March 2008, respectively. She also serves as Corporate Secretary of PCEV and several subsidiaries of PLDT. Prior to joining PLDT, she was the Group Vice President for Legal Affairs of

Metro Pacific Corporation and the Corporate Secretary of some of its subsidiaries. Atty. Rausa-Chan obtained her Bachelor of Arts Degree in Political Science and Bachelor of Laws Degree from the University of the Philippines.
     Except for Messrs. Tatsu Kono and Takashi Ooi who are Japanese citizens, all of the other directors/independent directors are Filipino citizens.
     Ms. Anabelle L. Chua, Treasurer and Corporate Finance and Treasury Head, concurrently holds the position of Chief Financial Officer of Smart since 2006. She holds directorships in Smart and several subsidiaries of PLDT and Smart including ePLDT, PCEV, Wolfpac, SBI, CURE, Airborne Access, SHI, and Chikka Holdings Limited. She is a member of the Board of Trustees of the PLDT Beneficial Trust Fund. She has over 20 years of experience in the areas of corporate finance, treasury, financial control and credit risk management, and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998. She graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.
     Mr. Ernesto R. Alberto, Customer Sales and Marketing Group Head, leads all revenue generation relationship initiatives of PLDT including product/market development, product management, marketing, sales and distribution, and customer relationship management. He is the Chairman, director and/or President of Subictel, Clarktel, Philcom, Maratel, Telesat, SBI-Cruztelco, BCC and Mabuhay Satellite, SNMI and NTT Communications Phils. He has over 20 years of work experience in the areas of corporate banking, relationship management and business development and, prior to joining PLDT in 2003, was a Vice President and Head of the National Corporate Group of Citibank N.A., Manila from 1996 to May 2003. He previously served as Vice President and Head of the Relationship Management Group of Citytrust Banking Corporation. Mr. Alberto obtained his Master’s Degree in Economic Research from the University of Asia and the Pacific.
     Mr. Rene G. Bañez, Administration and Materials Management Group Head, was the Chief Governance Officer of PLDT from October 2004 to March 3, 2008 and the Support Services and Tax Management Group Head of PLDT from January 1999 to January 2001. He served as Commissioner of the Philippine Bureau of Internal Revenue from February 2001 to August 2002. Prior to joining PLDT, he was the Group Vice President for Tax Affairs of Metro Pacific Corporation for 3 years until December 1998. He holds directorships in some subsidiaries of PLDT. He obtained his Bachelor of Laws Degree from the Ateneo de Manila University.
     Mr. Jun R. Florencio, Internal Audit and Fraud Risk Management Head, has over 25 years of work experience in the areas of external and internal audit, revenue assurance, credit management, information technology, financial management and controllership. He was the Financial Controller of Smart for four years before he joined PLDT in April 1999. He held various positions in the finance organization of another telecommunications company prior to joining Smart. Mr. Florencio obtained his Bachelor of Science Degree in Commerce, Major in Accounting from the University of Santo Tomas and attended the Management Development Program of the Asian Institute of Management.
     Mr. Menardo G. Jimenez, Jr., Human Resources Group Head and concurrently Business Transformation Office Head, was Revenue Team Head of the Business Transformation Office from January 2008 to July 2010, the Retail Business Head of PLDT from June 2004 to December 31, 2007 and, prior to that, the Corporate Communications and Public Affairs Head. He had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions. He won the first CEO Excel Awards (Communications Excellence in Organizations) given by the International Association of Business Communicators mainly for effectively using communications strategies in managing the PLDT retail business team to meet its targets and achieve new heights in the landline business. In 2006, his further achievements in handling the retail business of PLDT and his stint in Smart as officer-in-charge for marketing were recognized by the Agora Awards which chose him as its Marketing Man of the Year. Mr. Jimenez obtained his AB Economics Degree from the University of the Philippines.
     Mr. George N. Lim, Network Service AssuranceTeam Head and concurrently Network Team Head of the Business Transformation Office, has over 30 years of work experience in telecommunications management. He was the Network Services Head from February 2003 to December 2007, Network Development and Provisioning Head from February 1999 to January 2003 and Marketing Head from December 1993 to February 1999. Mr. Lim holds directorships in some subsidiaries of PLDT. He obtained his Bachelor of Science Degree in Electrical Engineering from the Mapua Institute of Technology and Master of Science Degree in Industrial Economics from the University of Asia and Pacific (formerly Center for Research and Communication).

     Mr. Claro Carmelo P. Ramirez has over 20 years of work experience in the field of marketing. Prior to joining PLDT, he held various managerial positions in Colgate Palmolive Philippines, Inc., and served as Associate Director for Global Business Development of Colgate Palmolive Company in New York and as Marketing Director of Colgate Palmolive Argentina, S.A.I.C. He holds directorships in Intelligent Network Plus, Inc. and Sidera Technologies, Inc. He graduated with honors from the Ateneo de Manila University with a Bachelor of Arts Degree Major in Economics.
     Ms. June Cheryl A. Cabal, Controller and Financial Reporting and Controllership Head, is also a director and the chief financial officer/treasurer of certain subsidiaries of PLDT and the PLDT-Smart Foundation, Inc. She is also the Chief Finance Officer of the Philippine Disaster Recovery Foundation. Prior to joining PLDT in June 2000 as an executive trainee in the Finance Group, she was a senior associate in the business audit and advisory group of Sycip Gorres Velayo & Co. She was the 2008 Young Achievers Awardee for Commerce and Industry conferred by the Philippine Institute of Certified Public Accountants. In March 2010, she was appointed as a member of the Financial Reporting Standards Council of the Philippines. Ms. Cabal obtained her Bachelor of Science Degree in Accountancy from De La Salle University and Master in Business Management Degree from the Asian Institute of Management.
     Mr. Christopher H. Young is our chief financial advisor. He worked in PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as finance director, a position he held until he joined us in November 1998.
     The following is a brief description of the business experience of the other member of senior management of PLDT as at February 28, 2011:
     Mr. Rolando G. Peña was designated, in January 2011, to head the evaluation, analysis, execution of the accelerated network build-out program encompassing fixed, wireless, broadband and IT network of PLDT and Smart. Prior to that, he was Head of Customer Service Assurance Group since January 2008 and was responsible for overseeing all customer fulfillment services, including customer service and network engineering and operations. From 1999 to 2007, he was the Head of Network Services Division of Smart and prior to joining Smart in 1994, he was the First Vice President in charge of Technical Operations of Digital Telecommunications Philippines, Inc. Mr. Peña holds directorships in some subsidiaries of PLDT and Smart. He obtained his Electronics and Communications Engineering Degree from Pamantasan ng Lungsod ng Maynila.
     The following is a list of directorships in other private and public companies of the directors/independent directors named below:

Name of Companies
Name of Director	Public	Private
Helen Y. Dee	EEI Corporation	AY Holdings, Inc.
	National Reinsurance Corporation of the Philippines (Chairman)	Great Life Financial Assurance Corporation Great Pacific Life Assurance Corp.
	Petro Energy Resources Corporation	Hi-Eisai Pharmaceuticals, Inc. (Chairman)
	Rizal Commercial Banking Corporation (Chairman)	Honda Cars, Kalookan
	Seafront Resources Corporation	Honda Cars Philippines, Inc.
	Bankard, Inc.	Isuzu Philippines, Inc.
La Funeraria Paz, Inc. (Chairman)
Landev Corp. (Chairman)
Malayan Insurance Company (Chairman)
Manila Memorial Park Cemetery, Inc. (Chairman)
Mapua Information Technology Center, Inc. (Chairman)
Merchants Bank (Chairman)
MICO Equities, Inc.
Pan Malayan Express
Pan Malayan Management and Investment Corporation (Vice Chairman)
Pan Malayan Realty Corp. (Chairman)
RCBC Forex Brokers Corp.(Chairman)
RCBC Savings Bank (Chairman)
South Western Cement Corporation (Chairman)
Xamdu Motors, Inc. (Chairman)

Ray C. Espinosa	Cyber Bay Corporation	ABC Development Corporation

Name of Companies
Name of Director	Public	Private
	Lepanto Consolidated Mining Company (Independent Director)	Beacon Electric Asset Holdings, Inc.
	Metro Pacific Investments Corporation	Bonifacio Communications Corporation
	Manila Electric Company	ePDS, Inc.
	Philweb Corporation (Vice Chairman)	Meralco PowerGen Corporation
Metro Pacific Assets Holdings, Inc.
Metro Pacific Resources, Inc.
Philippine Telecommunications Investment Corporation

Oscar S. Reyes	Alcorn Gold Resources, Inc. (Independent Director)	Mindoro Resources Ltd.
	Ayala Land, Inc. (Independent Drector)	Petrolift, Inc. (Independent Director)
	Bank of the Philippine Islands	Smart Communications, Inc.
	Basic Energy Corporation (Independent Director)	Sun Life Dollar Advantage Fund, Inc. (Independent Director)
	Manila Water Company, Inc. (Independent Director)	Sun Life Dollar Abundance Fund, Inc. (Independent Director)
	Pepsi Cola Products Philippines, Inc. (Independent Director)	Sun Life Financial Plans, Inc. (Independent Director)
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
Compensation of Key Management Personnel
     The aggregate compensation paid to our key officers and directors named above, as a group, for 2010 amounted to approximately Php877 million.

     The following table below sets forth the aggregate amount of compensation paid in 2010 and 2009 and estimated amount of compensation expected to be paid in 2011 to: (1) the President and Chief Executive Officer, Napoleon L. Nazareno and four most highly compensated officers of PLDT, as a group, namely; Menardo G. Jimenez, Jr., Anabelle L. Chua, Ernesto R. Alberto and Ma. Lourdes C. Rausa-Chan in 2010 and 2011, and Victorico P. Vargas, Anabelle L. Chua, Ernesto R. Alberto and Ma. Lourdes C. Rausa-Chan in 2009; and (2) all other key officers, other officers and directors, as a group.

	2011	2010	2009
	Estimate	Actual
		(in millions)
President and CEO(1) and four most highly compensated key officers:
Salary(2)	Php55	Php51	Php47
Bonus(3)	14	12	10
Other compensation(4)	46	225	52

	115	288	109

All other key officers, other officers and directors as a group (excluding the President and CEO and four most highly compensated key officers):
Salary(2)	227	232	204
Bonus(3)	62	61	54
Other compensation(4)	215	1,087	246

	Php504	Php1,380	Php504

(1)	The President and CEO receives compensation from Smart but not from PLDT.

(2)	Basic monthly salary.

(3)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.

(4)	Includes variable pay and other payments. Variable pay is based on an annual incentive system that encourages and rewards both individual and group/team performance and is tied to the achievement of Corporate/Unit/Customer Satisfaction Objectives. It covers regular officers and executives of PLDT and is based on a percentage of their guaranteed annual cash compensation. The 2010 other compensation includes LTIP payments during the year.
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
     Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors. The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table. The total amount of per diems paid in 2010 and 2009 were approximately Php35 million and Php36 million, respectively. The total amount of per diems estimated to be paid in 2011 is approximately Php39 million.
     There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.
Long-term Incentive Plan
     On August 28, 2006, the PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, 2007 to 2009 LTIP, upon endorsement of the ECC, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or the 2007 to 2009 Performance Cycle. The payment under the 2007 to 2009 LTIP was intended to be made at the end of the 2007 to 2009 Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the 2007 to 2009

Performance Cycle and a cumulative consolidated net income target for the 2007 to 2009 Performance Cycle. The 2007 to 2009 LTIP payments were made in April 2010.
     The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the Employees Compensation Commission and Board of Directors, and is based on profit targets covering the Performance Cycle. The cost of the new LTIP is determined using the projected unit credit method based on assumed discount rates and profit targets.
     The LTIP was a cash plan that was intended to provide meaningful, contingent, financial incentive compensation for eligible executives, officers and advisors of the PLDT Group, who are consistent performers and contributors to the achievement of the long-term strategic plans and objectives, as well as the functional strategy and goals of the PLDT Group, and administered by the ECC which has the authority to determine: (a) eligibility and identity of participants; (b) the award attributable to each participant based on the participant’s annual base compensation and taking into account such participant’s seniority, responsibility level, performance potential, tenure with the PLDT Group, job difficulty and such other measures as the Committee deems appropriate; (c) the level of achievement of the performance objectives; and (d) the actual award payable to each participant based on the level of achievement of the performance objectives.
     The fair value of the 2007 to 2009 LTIP recognized as expense amounted to Php1,833 million and Php1,281 million, respectively for the years ended December 31, 2009 and 2008. The outstanding LTIP liability amounted to Php4,582 million as at December 31, 2009, which was paid in April 2010. Total outstanding liability and fair value of the 2010 to 2012 LTIP amounted to Php1,392 million as at and for the year ended December 31, 2010. See Note 3 — Management’s Use of Judgments, Estimates and Assumptions, Note 5 — Income and Expenses, Note 23 — Accrued and Other Current Liabilities and Note 25 — Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18.
     There are no other warrants or options held by PLDT’s officers or directors either singly or collectively.
Share Ownership
     The following table sets forth information regarding ownership of our common stock and preferred stock, as at February 28, 2011, by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common and preferred shares.

	Shares of		Shares of
Name of Owner	Common Stock		Preferred Stock
Manuel V. Pangilinan	227,450	(1)	360
Napoleon L. Nazareno	13,927	(1)	495
Helen Y. Dee	98		180
Ray C. Espinosa	18,743	(1)	—
Takashi Ooi	1		—
Tatsu Kono	100		—
Rev. Fr. Bienvenido F. Nebres, S.J.	2		—
Oscar S. Reyes	1		360
Albert F. del Rosario(2)	140,005	(3)	2,100
Pedro E. Roxas	21		540
Juan B. Santos(4)	2		360
Alfred V. Ty	1		—
Tony Tan Caktiong	1		50
Ma. Lourdes C. Rausa-Chan	699	(1)	350
Ernesto R. Alberto	9,000	(1)	—
Rene G. Bañez	1		540
Anabelle L. Chua	13,878	(1)	—
Jun R. Florencio	15		530
Menardo G. Jimenez, Jr.	22		—
George N. Lim	5,356	(1)	360
Claro Carmelo P. Ramirez	11,500		—
June Cheryl A. Cabal	—		—
Christopher H. Young	54,313	(1)	—

(1)	Includes PLDT common shares that have been lodged with the Philippine Depository and Trust Co., or PDTC.

(2)	Resigned effective March 25, 2011.

(3)	Out of the 140,005 common shares, 140,004 common shares are under the name of Albert F. del Rosario and/or Margaret Gretchen del Rosario.

(4)	Elected effective January 25, 2011.

     The aggregate number of shares of common and preferred stock directly and indirectly owned by directors, key officers and advisors listed above, as at February 28, 2011, was 495,136 and 6,225 respectively, or approximately 0.265% and less than 0.001% of PLDT’s outstanding shares of common and preferred stock, respectively.
Board of Directors — Independent Directors
     At least three of our directors, namely, Rev. Fr. Bienvenido F. Nebres, S.J., Pedro E. Roxas and Alfred V. Ty, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors. The independence standards/criteria are provided in our By-Laws and Manual on Corporate Governance pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.
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
Audit Committee
     Our audit committee is composed of three members, all of whom are independent directors, namely, Rev. Fr. Bienvenido F. Nebres, S.J., who chairs the committee, Mr. Pedro E. Roxas and Mr. Alfred V. Ty. Mr. Tatsu Kono, a non-independent member of our board of directors, Mr. Roberto R. Romulo, an independent member of our advisory board/committee, and Ms. Corazon de la Paz-Bernardo, a former member of our board of directors, serve as advisors to the audit committee. All of the members of our audit committee are financially literate and Ms. Corazon S. de la Paz-Bernardo, an advisor to the audit committee, is an accounting and financial management expert.
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
Audit Committee Report
     Further to our compliance with applicable corporate governance laws and rules, our audit committee confirmed in its report for 2010 that:
•	Each voting member of the audit committee is an independent director as determined by the board of directors;

•	In the performance of their oversight responsibilities, the audit committee has reviewed and discussed our financial statements as at and for the year ended December 31, 2009 with management, which has the primary responsibility for the financial statements, and with SGV & Co., our independent auditor, who is responsible for expressing an opinion on the conformity of our financial statements with generally accepted accounting principles;

•	The audit committee has discussed with SGV & Co. the matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees) as modified or supplemented;

•	The audit committee has received written disclosures and the letter from SGV & Co. pursuant to Rule 3526 of the Public Company Accounting Oversight Board (Communication with Audit Committees Concerning Independence) and has discussed with SGV & Co. its independence from the PLDT Group and the PLDT Group’s management;

•	The audit committee likewise discussed with our internal audit group and SGV & Co. the overall scope and plans for their respective audits. The audit committee also met with our internal audit group and representatives of SGV & Co. to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting;

•	Based on the reviews and discussions referred to above, in reliance on management and SGV & Co. and subject to the limitations of the audit committee’s role, the audit committee recommended to our board of directors and our board has approved, the inclusion of our financial statements as at and for the year ended December 31, 2009 in our Annual Report to the Stockholders and to the Philippine SEC and U.S. SEC on Form 17-A; and

•	Based on a review of SGV & Co.’s performance and qualifications, including consideration of management’s recommendation, the audit committee approved the appointment of SGV & Co. as our independent auditor.
Governance and Nomination Committee
     Our GNC is composed of five voting members, all of whom are regular members of our Board of Directors and three non-voting members, including Former Chief Justice Artemio V. Panganiban, who serves as an independent non-voting member. Three of the voting members are independent directors namely, Rev. Fr. Bienvenido F. Nebres, S.J., Mr. Alfred V. Ty and Mr. Pedro E. Roxas. Two are non-independent directors namely, Mr. Tatsu Kono and Mr. Manuel V. Pangilinan who is the chairman of this committee. Former Chief Justice Artemio V. Panganiban is the independent non-voting member; Mr. Menardo G. Jimenez, Jr., and Atty. Ma. Lourdes C. Rausa-Chan are the non-voting members.

     The principal functions and responsibilities of our GNC are:
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
Executive Compensation Committee
     Our ECC is composed of five voting members, all of whom are regular members of our Board of Directors, and one non-voting member. Three of the voting members are independent directors, namely Mr. Pedro E. Roxas, Rev. Fr. Bienvenido F. Nebres, S.J., and Mr. Alfred V. Ty, and two are non-independent directors, namely, Mr. Tatsu Kono and Mr. Albert F. del Rosario, who is chairman of this committee as at December 31, 2010. Mr. Menardo G. Jimenez, Jr. is the non-voting member.
     The principal functions and responsibilities of our ECC are:
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
Technology Strategy Committee
     Our TSC is composed of six members, all of whom are voting members. Five are non-independent directors, namely Mr. Manuel V. Pangilinan, who serves as chairman, Mr. Napoleon L. Nazareno, Atty. Ray C. Espinosa, Mr. Oscar S. Reyes and Mr. Tatsu Kono. Mr. Orlando B. Vea, a member of our advisory board/committee, is the non-voting member of this committee.
     The principal functions and responsibilities of our TSC are:
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
Directors’ and Officers’ Involvement in Certain Legal Proceedings
     The Company is not aware, and none of the directors/independent directors and officers or persons nominated for election to such positions has informed the Company, of any of the following events that occurred during the past five years:
(b)	any bankruptcy petition filed by or against any business of which a director/independent director or officer or person nominated for election as a director/independent director or officer was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(c)	any conviction by final judgment in a criminal proceeding, domestic or foreign, or any criminal proceeding, domestic or foreign, pending against any director/independent director or officer or person nominated for election as a director/independent director or officer, except as noted below;

(d)	any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement of any director/independent director or officer or person nominated for election as a director/independent director or officer in any type of business, securities, commodities or banking activities; and
     any finding by a domestic or foreign court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self regulatory organization, that any director/independent director or officer or person nominated for election as a director/independent director or officer, has violated a securities or commodities law or regulation, and the judgment has not been reversed, suspended, or vacated.
     The following is a description of the complaints in which our director and President and Chief Executive Officer, Mr. Napoleon L. Nazareno and director and Corporate Secretary, Ms. Ma. Lourdes C. Rausa-Chan are respondents:
1.	Mr. Napoleon L. Nazareno and other directors and officers of the former PDCP Bank and some officers of the BSP and Development Bank of the Philippines (hereinafter the “Respondents”), were charged in a complaint docketed as I.S. No. 2004-631 filed by Chung Hing Wong/Unisteel/Unisco Metals, Inc. (the “Complainants”) with the Department of Justice, or DOJ, for alleged syndicated estafa, estafa thru falsification of documents, other deceits, malversation and robbery. In the complaint-affidavit, the Complainants alleged that the officers and directors of PDCP Bank deceived the Complainants to secure a loan from PDCP Bank through misrepresentation and with the sinister purpose of taking over the Complainants’ corporation. As stated in Mr. Nazareno’s counter-affidavit, the charges against him are manifestly unmeritorious since he has not personally met the Complainants, nor is he a party to the questioned transactions and, as such, could not have deceived the Complainants in any manner. The complaint was referred to the Office of the Ombudsman, or OMB, by the DOJ on October 30, 2007 considering that some of the Respondents are public officers and the offenses charged were committed in the performance of their official functions.

Meanwhile, on July 23, 2008, the Complainants filed with the DOJ a Motion for Reconsideration of a Resolution of the DOJ dated September 7, 2007 dismissing their complaint. It appears that prior to forwarding the case records to the OMB, the DOJ has prepared a Resolution recommending the dismissal of all the charges against the Respondents but did not release the said Resolution to the parties because it wanted the OMB to conduct a review of the DOJ Resolution in view of the fact that some of the Respondents are public officers.

In an Order dated July 30, 2008, the OMB confirmed that it was conducting a review of the said DOJ Resolution for the abovestated reason and that its authority relative to the case forwarded to it by the DOJ is limited to conducting a review of the DOJ Resolution and not to conduct another preliminary investigation of the case.

In the OMB’s Review and Recommendation dated November 28, 2008, the OMB approved the DOJ Resolution dated September 7, 2007 dismissing the complaint and referred the case to the DOJ for appropriate action.

The Complainants filed separate Motions for Reconsideration before the DOJ and OMB on July 16, 2008 and December 1, 2009, respectively. On December 16, 2009, the DOJ issued a Resolution denying the Complainants’ Motion for Reconsideration for lack of merit. In response, the Complainants filed a Petition for Review with the Secretary of Justice on March 2, 2010. Mr. Nazareno and the other Respondents have filed their respective Comments to the petition, which remain pending to date with the Office of the Secretary of Justice.

With respect to the Complainants’ Motion for Reconsideration with the OMB, the latter issued an Order dated December 4, 2009 denying the same and affirming its Review and Recommendation of November 28, 2008. In response, the Complainants filed a Petition for Certiorari with the Court of Appeals (“CA”) on July 12, 2010. In a Resolution dated July 26, 2010, the CA dismissed the petition for lack of jurisdiction. The Complainants filed a Motion for Reconsideration on August 17, 2010. Acting on the said motion, the CA issued a Resolution dated September 1, 2010, requiring the Respondents to file their Comment to the motion. On September 28, 2010, the Respondents through counsel filed their Opposition to the Complainants’ Motion for Reconsideration. In a Resolution dated December 1, 2010, the CA noted the respective Comments and/or Opposition filed by the Respondents and considered the Complainants’ Motion for Reconsideration submitted for resolution.

2.	Atty. Ma. Lourdes C. Rausa-Chan and other former corporate secretaries/assistant corporate secretaries of Steniel Cavite Packaging Corporation, Metro Paper and Packaging Products, Inc., AR Packaging Corporation and Starpack Philippines Corporation, are respondents in a complaint docketed as OMB C-C-04-0363-H (CPL No. C-04-1248), filed with the OMB. The complaint is for alleged: (a) violation of Republic Act No. 3019 (otherwise known as the Anti-Graft and Corrupt Practices Act); (b) estafa through falsification of public documents; (c) falsification of public documents under Article 171, in relation to Article 172, of the Revised Penal Code; (d) infidelity in the custody of public documents under Article 226 of the RPC; and (e) grave misconduct. It relates to various tax credit certificates (allegedly fraudulent, with spurious and fake supporting documents) issued to Victory Textile Mills, Inc. (allegedly, a non-existent corporation with fictitious incorporators and directors) and transferred to several companies including the aforesaid companies. The complaints against Atty. Rausa-Chan involve the first two offenses only and in her capacity as corporate secretary of Metro Paper and Packaging Products, Inc. In the opinion of the legal counsel of Atty. Rausa-Chan, there are no legal and factual bases for her inclusion as respondent in this complaint. Atty. Rausa-Chan had no participation or involvement in the alleged anomalous acquisition and transfer of the subject tax credit certificates. The case is still pending with the OMB.
Employees and Labor Relations
     As at December 31, 2010, we had 28,770 employees within the PLDT Group, with 5,165, 7,395 and 16,210 employees in our wireless, fixed line and ICT groups, respectively. PLDT had 7,008 employees as at December 31, 2010, of which 26% were rank-and-file employees, 68% were management/supervisory staff and 6% were executives. This number represents a decrease of 535, or approximately 7%, from the staff level as at December 31, 2009, mainly as a result of the ongoing MRP. From a peak of 20,312 employees, as at December 31, 1994, PLDT’s number of employees declined by 13,304 employees, or 65%, as at December 31, 2010.
     We and our business units had the following employees as at December 31 of each of the following years:

	2010	2009	2008
PLDT Group	28,770	29,035	29,904
Wireless	5,165	5,507	5,602
Fixed Line	7,395	7,947	7,813
ICT	16,210	15,581	16,489
PLDT Only	7,008	7,543	7,590
     The decrease in the number of employees within the PLDT Group from 2009 to 2010 primarily resulted from the MRP in our fixed line and wireless businesses.
     PLDT has three employee unions, representing in the aggregate 4,811, or 17% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

     On October 7, 2009, PLDT and the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, concluded and signed a new three-year CBA covering the period from November 9, 2009 to November 8, 2012. This CBA provides each member a signing bonus equivalent to one month’s salary (computed at the salary rate prevailing prior to November 9, 2009) plus Php15,000; expeditious agreement bonus of Php20,000; increase of the monthly salary of Php2,500, Php2,600 and Php2,800 for the first, second and third year, respectively; an increase in the yearly Christmas gift certificate from Php8,000 to Php9,000; an increase in the amount of coverage under the group life insurance plan from Php650,000 to Php750,000; and Php45,000 funeral assistance for the death of a dependent. Other provisions of this CBA include increases in the rice subsidy and professional fee subsidy for dependent’s hospitalization.
     On December 22, 2010, a CBA was signed by PLDT and Gabay ng Unyon sa Telekomunikasyon ng mga Superbisor, our supervisors’ union or GUTS, covering a three-year period from January 1, 2011 to December 31, 2013. This CBA provides for increases of the monthly salary by 8%, 9% and 9% of basic pay for the first, second and third year of the CBA, respectively, or Php3,000 whichever is higher; a goodwill signing and expeditious agreement bonuses of Php30,000 and Php43,000, respectively; an increase in the yearly Christmas gift certificate from Php9,000 to Php10,000; Php45,000 funeral assistance for the death of a qualified dependent; and additional contribution of Php2 million to the Educational Trust Fund. Other provisions include increases in rice subsidy, per diem allowance and hospitalization benefits for dependents.
     On January 6, 2011, a new CBA covering a three-year period starting from January 1, 2011 was signed by PLDT and PLDT Sales Supervisors’ Union, or PSSU, which provided for salary increases for the period from January 1, 2011 to December 31, 2013. This CBA provides for increases of the monthly salary by 8%, 9% and 9% of basic pay for the first, second and third year of the CBA, respectively, or Php3,000 whichever is higher; a one-time lump sum clothing accessory allowance of Php8,000; a goodwill signing bonus of Php30,000 and an expeditious agreement bonus of Php43,000; an increase in the yearly Christmas gift certificate from Php9,000 to Php10,000; Php45,000 funeral assistance for the death of a qualified dependent; and additional contribution of Php350,000 to the Educational Trust Fund. Other provisions included increases in rice subsidy, per diem allowance and hospitalization benefits for dependents.
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

     Total consolidated pension benefit costs amounted to Php236 million, Php1,306 million and Php725 million for the years ended December 31, 2010, 2009 and 2008, respectively. Unrecognized net actuarial gains as at December 31, 2010 amounted to Php479 million and unrecognized net actuarial losses as at December 31, 2009 amounted to Php2,474 million. As at December 31, 2010 and 2009, the prepaid benefit costs amounted to Php5,333 million and Php5,414 million, respectively. The accrued benefit costs amounted to Php415 million and Php359 million as at December 31, 2010 and 2009, respectively. For more information about the benefit plan including the total amount set aside to provide pension retirement or similar benefits, see Note 3 — Management’s Use of Judgments, Estimates and Assumptions, Note 5 — Income and Expenses and Note 25 — Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18.
Item 7. Major Shareholders and Related Party Transactions
     The following table sets forth information regarding ownership of shares of PLDT’s common stock as at February 28, 2011, of all shareholders known to us to beneficially own more than 5% of PLDT’s shares of common stock, or, collectively, our Major Shareholders. All shares of PLDT’s common stock have one vote per share. Our Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s common stock.

	Name and Address		Name of Beneficial	Number of
Title	of Record Owner and	Place of	Owner and Relationship	Shares Held of		Percentage
of Class	Relationship With Issuer	Incorporation	with Record Owner	Record		of Class

Common	Philippine Telecommunications	Philippine	Same as Record Owner	26,034,263	(2)	13.94
	Investment Corporation(1)	Corporation
	12th Floor Ramon Cojuangco Bldg. Makati Avenue, Makati City

Common	Metro Pacific Resources, Inc.(3)	Philippine	Same as Record Owner	15,745,172	(2)	8.43
	c/o Corporate Secretary	Corporation
	18th Floor, Liberty Center, 104 H. V. dela Costa St. Salcedo Village, Makati City

Common	NTT Communications Corporation(4)	Japanese	See Footnote (5)	12,633,487		6.76
	1-1-6 Uchisaiwai-cho	Corporation
	1-Chome, Chiyoda-ku Tokyo 100-8019, Japan

Common	NTT DoCoMo, Inc.(6)	Japanese	See Footnote (5)	18,234,821	(7)	9.76
	41st Floor, Sanno Park Tower	Corporation
	2-11-1 Nagata-cho, Chiyoda-ku Tokyo 100-6150, Japan

Common	Social Security System(8)	Philippine	Same as Record Owner	5,024,789	(9)	2.69
	SSS Building	Corporation
	East Avenue, Quezon City

Common	PCD Nominee Corporation(10)	Philippine	See Footnote (10)	53,084,846		28.42
	37/F Enterprise Building, Tower I	Corporation
	Ayala Avenue cor. Paseo de Roxas St. Makati City

Common	J. P. Morgan Asset Holdings	HongKong	See Footnote (11)	45,102,238		24.15
	(HK) Limited(11)	Corporation
	(various accounts) 20/F Chater House 8 Connaught Road Central, Hongkong

Common	Lazard Asset Management LLC(12)	Delaware Corporation	See Footnote (12)	13,525,292		7.24

(1)	Based on a resolution adopted by the Board of Directors of PTIC, the Chairman of the Board of PTIC, Mr. Manuel V. Pangilinan, has the continuing authority to represent PTIC at any and all meetings of the stockholders of a corporation in which PTIC owns of record or beneficially any shares of stock or other voting security, and to sign and deliver, in favor of any person he may deem fit, a proxy or other power of attorney, with full power of delegation and substitution, authorizing his designated proxy or attorney-in-fact to vote any and all shares of stock and other voting securities owned of record or beneficially by PTIC at any and all meetings of the stockholders of the corporation issuing such shares of stock or voting securities.

(2)	First Pacific Group beneficially owned 26% of the outstanding common stock of PLDT as at February 28, 2011 by virtue of PLDT common shareholdings by intermediate holding companies, including PTIC and MPRI.

(3)	Based on a resolution adopted by the Board of Directors of MPRI, Mr. Manuel V. Pangilinan has been appointed as proxy or duly authorized representative of MPRI to represent and vote the PLDT shares of common stock of MPRI in the Annual Meeting.

(4)	Based on publicly available information, NTT Communications is a wholly-owned subsidiary of NTT. Based on a certification signed by a duly authorized officer of NTT Communications, Mr. Jun Sawada is authorized to execute for and on behalf of NTT Communications, endorsements, transfers and other matters relating to the PLDT shares of common stock held by NTT Communications.

(5)	In publicly available reports filed by NTT Communications and NTT DoCoMo, it is stated that because of NTT’s ownership of all the outstanding capital stock of NTT Communications and a majority of the common stock of NTT DoCoMo, NTT, NTT Communications and NTT DoCoMo may be considered to constitute a “group” within the meaning of Section 13(d)(3) of the U.S Securities Exchange Act of 1934, as amended. Therefore, each of them may be deemed to have beneficial ownership of the 39,401,561 shares in aggregate held by NTT Communications and NTT DoCoMo, representing approximately 21% of the outstanding common stock of PLDT as at February 28, 2011.

(6)	Based on publicly available information, NTT DoCoMo, is a majority-owned and publicly traded subsidiary of NTT. Based on a certification signed by a duly authorized officer of NTT DoCoMo, Mr. Toshinari Kunieda or Mr. Mutsuo Yamamoto, is authorized to execute for and on behalf of NTT DoCoMo, endorsements, transfers and other matters relating to the PLDT shares of common stock held by NTT DoCoMo.

(7)	The total PLDT shareholdings of NTT DoCoMo is 26,768,074 shares, of which 18,234,821 are owned on record by NTT DoCoMo, and 8,533,253 are shares underlying ADSs, collectively representing 14.33% of the outstanding common stock of PLDT as at February 28, 2011.

(8)	Based on a resolution adopted by the Board of Directors of the SSC, Mr. Juan B. Santos, as Chairman of the SSC, has been authorized to sign the proxy constituting the lawful attorney/proxy of SSS with full power to represent and vote the PLDT shares of common stock of SSS in the Annual Meeting of PLDT.

(9)	The total PLDT shareholdings of SSS is 10,703,748 shares of PLDT of which 5,024,789 are owned on record by SSS and 5,678,959 shares are held on record by PCD, collectively representing 5.73% of the outstanding common stock of PLDT as at February 28, 2011.

(10)	PCD is the registered owner of shares held by participants in the Philippine Depository and Trust Co., or PDTC, a private company organized to implement an automated book entry system of handling securities transactions in the Philippines. Under the PDTC procedures, when an issuer of a PDTC-eligible issue will hold a stockholders’ meeting, the PDTC will execute a pro-forma proxy in favor of its participants for the total number of shares in their respective principal securities account as well as for the total number of shares in their client securities account. For the shares held in the principal securities account, the participant concerned is appointed as proxy with full voting rights and powers as registered owner of such shares. For the shares held in the client securities account, the participant concerned is appointed as proxy, with the obligation to constitute a sub-proxy in favor of its clients with full voting and other rights for the number of shares beneficially owned by such clients. Based on available information, none of the owners of the PLDT common shares registered under the name of PCD, owned more than 5% of PLDT’s outstanding common stock as at February 28, 2011, except The Hongkong and Shanghai Banking Corp. Ltd.—Clients, which owned approximately 14.92% of PLDT’s outstanding common stock as of such date. PLDT has no knowledge if any beneficial owner of the shares under The Hongkong and Shanghai Banking Corp. Ltd.—Clients owned more than 5% of PLDT’s outstanding common stock as at February 28, 2011.

The PCD account also includes 5,678,959 shares of PLDT common stock beneficially owned by the SSS.

(11)	JP Morgan Asset Holdings (HK) Limited holds shares as nominee of JPMorgan Chase Bank, successor depositary under the Common Stock Deposit Agreement, dated October 14, 1994, as amended on February 10, 2003, between JPMorgan Chase Bank and the holders of ADRs evidencing ADSs, representing shares of common stock of PLDT (the “Deposit Agreement”). Under the Deposit Agreement, if the depositary does not receive voting instructions from a holder of ADRs, such holder will be deemed to have instructed the depositary to provide a discretionary proxy to a person designated by PLDT for the purpose of exercising the voting rights pertaining to the shares of common stock represented by such holder of ADRs, except that no discretionary proxy will be given with respect to any matter as to which substantial opposition exists or which materially and adversely affects the rights of the holders of such ADRs.

This account also includes 8,533,253 shares of PLDT common stock underlying ADS beneficially owned by NTT DoCoMo, and 13,525,292 shares of PLDT common stock underlying ADSs beneficially owned by Lazard Asset Management LLC, or LAMLLC.

(12)	According to the Schedule 13G/A of LAMLLC filed with the U.S. Securities and Exchange Commission on February 11, 2011, LAMLLC, as an investment adviser, beneficially owned 13,525,292 shares of PLDT common stock. LAMLLC confirmed that all of the 13,525,292 shares of PLDT common stock are underlying ADSs.
     As at February 28, 2011, approximately 86.25% of the outstanding capital stock of PLDT was registered in the names of Philippine persons.
Related Party Transactions
     For a detailed discussion of our material related party transactions, see Note 24 — Related Party Transactions to the accompanying consolidated financial statements in Item 18.
     Except for the transactions discussed in Note 24 — Related Party Transactions to the accompanying consolidated financial statements in Item 18, there were no other material related party transactions during the last three financial years, nor are there any material transactions currently proposed between PLDT and any: (i) director, officer, direct or indirect owner of 10% or more of the outstanding shares in PLDT; (ii) close family member of such director, officer or owner; (iii) associates of PLDT; (iv) enterprises controlling, controlled by or under common control with PLDT; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any director, officer or owner of 10% or more of the outstanding shares in PLDT or any close family member of such director, key officer or owner, or collectively, the Related Parties.

     There was no outstanding indebtedness at any time during the last three financial years that was owed to PLDT and/or its subsidiaries by any Related Party.
Item 8. Financial Information
Consolidated Financial Statements and Other Financial Information
     See “Item 18 — Financial Statements.”
Legal Proceedings
     Except as disclosed in the following paragraphs, neither PLDT nor any of its subsidiaries is a party to, and none of their respective properties is subject to, any pending legal proceedings that PLDT considers to be potentially material to its and its subsidiaries’ business.
NTC SRF
     Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC have been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s opinion, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.
     The Supreme Court, in a resolution promulgated on December 4, 2007, held that the computation of SRF should be based on the outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, the NTC assessed PLDT the total amount of Php2,870 million, as SRF, which included penalties and interest. On April 3, 2008, PLDT paid NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but did not pay the penalties and interest assessed by the NTC. PLDT believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments of the same amount. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing its assessment letter of February 29, 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s letters-assessments dated February 29, 2008, April 14, 2008 and June 18, 2008. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals. Instead, the NTC, through the Solicitor General, filed a petition for review directly with the Supreme Court. PLDT, through counsel, received a copy of the petition on July 29, 2010, and after receiving the order of the Supreme Court to file its comment, filed its Comment on the petition on December 7, 2010. As at March 29, 2011, this case is still pending with the Supreme Court.
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
Taxation
     Local Business and Franchise Taxes
     PLDT, Smart and PCEV currently face various local business and franchise tax assessments by different local government units.
     PLDT, Smart and PCEV believe that under Philippine laws then prevailing, they are exempt from payment of local franchise and business taxes to local government units and are contesting the assessment of these taxes in some of these cases.
     For more information, see Note 27 — Provisions and Contingencies to the accompanying consolidated financial statements in Item 18.
Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI
     Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Currently, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.
     Other disclosures required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets were not provided as it may prejudice our position in on-going claims, litigations and assessments.
     For more information, see Note 27 — Provisions and Contingencies to the accompanying consolidated financial statements in Item 18.
Dividend Distribution Policy
     Please see Item 3. “Key Information — Dividends Declared” for a description of our dividend distribution policy, and Note 19 — Equity to the accompanying consolidated financial statements in Item 18 for tables that show dividends declared in 2010.

Item 9. The Offer and Listing
Common Capital Stock and ADSs
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
     For the period from January 1 to February 28, 2011, a total of 4.9 million shares of PLDT’s common capital stock were traded on the Philippine Stock Exchange. During the same period, the volume of trading was 3.3 million ADSs on the NYSE.
     As at February 28, 2011, 10,492 stockholders were Philippine persons and held approximately 35.53% of PLDT’s common capital stock. In addition, as at February 28, 2011, there were a total of approximately 53.8 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 335 holders.
     High and low sales prices for PLDT’s common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	Philippine Stock		New York Stock
	Exchange		Exchange
	High	Low	High	Low
2011
First Quarter
January	2,550.00	2,456.00	58.80	55.55
February	2,524.00	2,150.00	56.44	49.48
March (until March 29, 2011)	2.292.00	1,990.00	53.50	46.08
2010
First Quarter	2,775.00	2,420.00	60.65	53.05
Second Quarter	2,540.00	2,320.00	57.49	50.04
Third Quarter	2,630.00	2,355.00	59.92	51.47
September	2,630.00	2,398.00	59.92	54.10
Fourth Quarter	2,764.00	2,360.00	64.35	53.61
October	2,764.00	2,596.00	64.35	59.52
November	2,684.00	2,364.00	63.45	53.61
December	2,558.00	2,360.00	58.70	54.28
2009	2,670.00	1,830.00	58.17	38.43
First Quarter	2,310.00	1,830.00	49.80	38.43
Second Quarter	2,620.00	2,125.00	52.16	43.01
Third Quarter	2,625.00	2,300.00	54.50	48.12
Fourth Quarter	2,670.00	2,405.00	58.17	51.12
2008	3,175.00	1,810.00	76.72	36.05
2007	3,285.00	2,250.00	76.30	45.25
2006	2,610.00	1,675.00	51.90	32.15
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
Directors
     PLDT’s Amended By-Laws provide that the board of directors shall consist of thirteen members, or such number of members provided in the Articles of Incorporation of the Corporation, as amended from time to time, each of whom must hold at least one share of the common stock of PLDT in his own name and possess the minimum qualifications and have none of the disqualifications provided in the By-Laws. There are no provisions in PLDT’s Amended Articles of Incorporation or Amended By-Laws with respect to: (a) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested; (b) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body; (c) borrowing powers exercisable by the directors and how such borrowing powers can be varied; or (d) retirement or non-retirement of directors under an age limit requirement.
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
Common Stock
     Set out below is a statement of the dividend, voting, pre-emption and other rights of the holders of Common Stock as set out in the Articles of Incorporation and/or By-Laws of PLDT:
(a)	After the requirements with respect to preferential dividends on the serial Preferred Stock shall have been met and after PLDT shall have complied with all the requirements, if any, with respect to the setting aside of sums as purchase, retirement or sinking funds, the holders of the Common Stock shall be entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefore.

(b)	After distribution in full of the preferential amounts to be distributed to the holders of serial Preferred Stock in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of PLDT, the holders of Common Stock shall be entitled to receive all the remaining assets of PLDT of whatever kind available for distribution to stockholders ratably in proportion to the number of Common Stock held by them, respectively.

(c)	Except as may be otherwise required by law, or by the Articles of Incorporation of PLDT, each holder of Common Stock shall have one vote in respect of each share of such stock held by him on all matters to be voted upon by the stockholders, and the holders of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. At every election of directors, each holder of Common Stock is entitled to vote such shares of Common Stock held by him and he may vote such number of shares for as many persons as there are directors to be elected, or to cumulate said shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or to distribute such votes on the same principle among as many candidates as he shall think fit.
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
     Meetings
     The Corporation Code requires corporations to hold an annual meeting of stockholders and to send notice thereof to stockholders. Under PLDT’s By-Laws, the annual meeting of stockholders shall be held at the principal office of the corporation, or at such other place designated by the board of directors in the city or municipality where the principal office of the corporation is located, on the second Tuesday in June of each year. In the annual meeting, the board of directors shall be elected and such other business may be transacted as shall come before the meeting. At least fifteen (15) business days written or printed notice of the date, time and place of holding every annual stockholders’ meeting shall be given by the Secretary or by the Assistant Secretary by personal delivery or by mail to each stockholder at his or her last known place of residence or business. Special meetings of stockholders may be called at any time by the Chairman of the Board or three (3) of the Directors or by any number of stockholders representing two-thirds (2/3) of the subscribed capital stock. Notice in writing of such meeting, stating the date, time and place thereof and the purpose or purposes for which such meeting is called, shall be given to each stockholder by the Secretary or Assistant Secretary or, in case of his absence, inability, refusal or neglect to act, then by the President, Directors or stockholders calling the said meeting, by personal delivery or by mail to each stockholder at his or her last known place of residence, at least fifteen (15) business days before the date fixed for the meeting and the statement of service by such delivery or mailing shall be entered upon the minutes of meeting and the said minutes as certified correct by the secretary of the meeting and attested by the chairman of the meeting shall be conclusive on the question of service.
     The By-Laws of PLDT provide that each share of common stock which has voting rights on any matter under consideration may be represented at any meeting of stockholders by the holder thereof or by his attorney duly authorized by proxy executed in writing on forms prescribed by the board of directors which shall be furnished to a stockholder upon his request. Unless otherwise provided in the proxy, it shall be valid only for the meeting in respect of which such proxy was issued. Proxies must be filed with the Secretary, Assistant Secretary or transfer agent of PLDT at least seven (7) days before the day of the meeting. Any proxy filed with the Secretary, Assistant Secretary or transfer agent of the corporation may be revoked by the stockholder concerned either in an instrument in writing duly presented to the Secretary, Assistant Secretary or transfer agent of the corporation at least three (3) days before the day of the meeting or by his personal presence at the meeting. Validation of proxies shall be done at least five (5) days before the day of the meeting by the Secretary or by a special committee of inspectors composed of the Secretary, Assistant Secretary and a representative of the transfer agent of PLDT. The decision of the Secretary or the special committee of inspectors, as the case may be, on the validity of proxies shall be final and binding until and unless set aside by a court of competent jurisdiction. As provided in the Corporation Code, unless otherwise provided in the proxy, it shall be valid only for the meeting for which it is intended and no proxy shall be valid and effective for a period longer than five (5) years at any one time.
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
     Under the SRC (R.A. No. 8799), no securities except of a class exempt under the provisions thereof or unless sold in any transaction exempt under any of the provisions thereof, shall be sold or offered for sale or distribution to the public unless such securities shall have been registered and permitted to be sold pursuant to the SRC.
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
     See Item 5. “Liquidity and Capital Resources—Financing Activities—Financing Requirements” and Item 3. “Key Information — Dividends Declared” and “Key Information — Dividends Paid”.
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
     Issued and Outstanding Preferred Stock
     The series of Preferred Stock and the number of shares issued and outstanding under each series as at February 28, 2011 and December 31, 2010 are as follows:

Series	No. of Shares
	February 28, 2011		December 31, 2010
Series A to HH 10% Cumulative Convertible	405,912,897		405,887,387
Series IV Cumulative Non-convertible Redeemable	36,000,000	*	36,000,000	*

*	Total subscribed shares is 300 million with a total subscription price of Php3 billion, out of which amount Php360 million has been paid.
     The Series A to II 10% Cumulative Convertible Preferred Stock are entitled to receive cumulative dividends at the rate of 10% per annum; redeemable at the option of PLDT, at par value plus accrued dividends, five years after the year of issuance; convertible to shares of Common Stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of the Common Stock at the PSE over a period of 30 consecutive trading days before the conversion date; and entitled to be paid an amount equal to the par value of the shares plus accrued and unpaid dividends thereon to the date fixed for such payment in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the affairs of the corporation.
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
Material Contracts
     Other than the contracts described in Item 4. “Information on the Company — Development Activities (2008-2010)” and Item 7. “Major Shareholders and Related Party Transactions,” we have not entered into any material contract that are not in the ordinary course of business within the two years preceding the date of this annual report.
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
     Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which were paid in U.S. dollars. PLDT’s Transfer Agent for its common stock, The Hong Kong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2010, approximately 86% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 19 —Equity and Note 20 — Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.
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
Taxation of Dividends
     Under the Philippine Tax Code, dividends paid by a Philippine corporation to citizens of the Philippines and resident aliens in the Philippines are subject to a final withholding tax of 10% while those paid to non-resident aliens engaged in trade or business within the Philippines are subject to a final withholding tax of 20%. Dividends paid to non-resident aliens not engaged in trade or business within the Philippines are subject to a final withholding tax of 25%. Dividends paid by a Philippine corporation to other Philippine corporations or to resident non-Philippine corporations are not subject to tax. Dividends paid to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines by Philippine corporations shall be subject to a final withholding tax of 15%, subject to the condition that the country in which the non-resident non-Philippine corporation is domiciled either: (i) allows a credit against the tax due from the non-resident non-Philippine corporation taxes deemed to have been paid in the Philippines equivalent to 15% effective January 1, 2009 (which represents the difference between the regular income tax on non-resident non-Philippine corporations of 30% effective January 1, 2009 and the 15% tax on dividends) (this condition is not satisfied in the case of corporations domiciled in the United States if such corporations own less than 10% of the voting stock of PLDT) or (ii) imposes no income taxes on dividends received by such non-resident non-Philippine corporations from Philippine corporations (this condition is not satisfied in the case of corporations domiciled in the United States). If neither of the foregoing conditions are met, the dividends paid to the non-resident non-Philippine corporation shall be subject to the regular income tax (in the form of final withholding tax) at the rate of 30% effective January 1, 2009. Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within clause (ii) and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the 15% rate. Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.
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
     In certain circumstances where the holder holds Common Stock, a tax treaty rate may be applicable with respect to the Philippine withholding tax. For instance, holders under such circumstances and as to which the Philippines-United States Tax Treaty would be applicable would be eligible for a treaty rate of 25% (or 20% in certain instances). The 20% treaty rate is generally not applicable in the case of non-resident non-Philippine corporations domiciled in the United States which own less than 10% of the voting stock of PLDT. Holders are required, however, to establish to the Philippine taxing authorities their eligibility for such treaty rate. Philippine tax authorities have prescribed, through an administrative issuance, procedures for availment of tax treaty relief. Provided that it complies with the procedures for availment of tax treaty relief, PLDT intends to pay withholding tax at the reduced treaty rate in respect of shares the registered holder of which is Cede & Co., on the basis that Cede & Co. is a resident of the United States for purposes of the Philippines-United States Tax Treaty. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.
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
     The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 1/2 of 1% of the gross selling price. This tax is required to be collected and paid to the government by the selling stockbroker on behalf of his client. In a letter from the BIR dated December 28, 2010 and addressed to the Securities and Exchange Commission, the BIR sets out the policy that, for tax purposes: (i) listed companies should continually maintain, if not surpass, their initial public ownership requirement in order to continually enjoy the preferential tax rate of 1/2 of 1% of the gross selling price of gross value on money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 5%/10% capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. While such letter from the BIR provides that this new policy will be implemented beginning January 1, 2011, the BIR has not yet issued guidelines for its implementation.
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
     Documentary Stamp Taxes
     The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of Php0.75 on each Php200, or fractional part thereof, of the par value of the shares. The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines. However, the sale, barter, transfer or exchange of shares of stock of a Philippine Corporation which is listed and traded through the facilities of the Philippine Stock Exchange is exempt from the document stamp tax.

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
     Taxation of Dividends
     Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a United States Holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate United States Holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that, in the case of Common Stock or ADSs you hold the Common Stock or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the Common Stock or ADSs generally will be qualified dividend income.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risks
     The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and continuing volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

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
     Any excess funds are primarily invested in short-dated and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.
     We have letters of credit amounting to Php1,145 million as at December 31, 2010 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php36,678 million and Php669 million, respectively, as at December 31, 2010. See Note 15 — Cash and Cash Equivalents to the accompanying consolidated financial statements in Item 18. Details on our letters of credit and a summary of the maturity profile of our financial liabilities as at December 31, 2010 and 2009 based on contractual undiscounted payments is set out in Note 26 — Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements in Item 18.
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

     The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2010 and 2009:

	2010		2009
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Note receivable	2	84	2	81
Derivative financial assets	4	178	—	—
Advances and refundable deposits	1	38	—	7

Total noncurrent financial assets	7	300	2	88

Current Financial Assets
Cash and cash equivalents	138	6,050	140	6,496
Short-term investments	15	652	47	2,164
Trade and other receivables — net	214	9,361	206	9,573
Derivative financial assets	—	5	—	6

Total current financial assets	367	16,068	393	18,239

Total Financial Assets	374	16,368	395	18,327

Noncurrent Financial Liabilities
Interest-bearing financial liabilities — net of current portion	782	34,244	837	38,871
Derivative financial liabilities	82	3,604	59	2,751

Total noncurrent financial liabilities	864	37,848	896	41,622

Current Financial Liabilities
Accounts payable	169	7,415	155	7,180
Accrued expenses and other current liabilities	143	6,267	95	4,409
Current portion of interest-bearing financial liabilities	103	4,537	155	7,220

Total current financial liabilities	415	18,219	405	18,809

Total Financial Liabilities	1,279	56,067	1,301	60,431

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php43.81 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2010.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php46.43 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2009.
     As at March 29, 2011, the Philippine peso-dollar exchange rate was Php43.53 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at December 31, 2010 would have decreased in Philippine peso terms by Php253 million.
     Approximately 43% and 46% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. dollars as at December 31, 2010 and 2009, respectively. Consolidated foreign currency-denominated debt decreased to Php38,414 million as at December 31, 2010 from Php45,633 million as at December 31, 2009. See Note 20 — Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18 for further discussion. The aggregate notional amount of PLDT’s outstanding long-term principal only currency swap contracts were US$262 million and US$391 million as at December 31, 2010 and 2009, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 30% (or 23%, net of our consolidated U.S. dollar cash balances) and 28% (or 19%, net of our consolidated U.S. dollar cash balances) as at December 31, 2010 and 2009, respectively.
     Approximately 26% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2010 as compared with approximately 28% for each of the years ended December 31, 2009 and 2008. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues, and consequently, our cash flow from operations in Philippine peso terms.
     The Philippine peso had appreciated by 5.64% against the U.S. dollar to Php43.81 to US$1.00 as at December 31, 2010 from Php46.43 to US$1.00 as at December 31, 2009. As at December 31, 2009, the Philippine peso had appreciated by 2.56% against the U.S. dollar to Php46.43 to US$1.00 from Php47.65 to US$1.00 as at December 31, 2008. As a result of our consolidated foreign exchange movements as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php1,807 million and Php909 million in 2010 and 2009, respectively, and net consolidated foreign exchange losses of Php6,170 million in 2008. See Note 4 — Operating Segment Information to the accompanying consolidated financial statements in Item 18 for further discussion.

     Management conducted a survey among our banks to determine the outlook of the Philippine peso-dollar exchange rate until our next reporting date of December 31, 2011. Our outlook is that the Philippine peso-dollar exchange rate may weaken/strengthen by 5.27% as compared to the exchange rate of Php43.81 to US$1.00 as at December 31, 2010. If the Philippine peso-dollar exchange rate had weakened/strengthened by 5.27% as at December 31, 2010, with all other variables held constant, profit after tax for the year end 2010 would have been approximately Php1,099 million higher/lower and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php1,089 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments. If the Philippine peso-dollar exchange rate had weakened/strengthened by approximately 4% as at December 31, 2009, with all other variables held constant, profit after tax for the year would have been approximately Php877 million higher/lower and our consolidated stockholders’ equity as at year end 2009 would have been approximately Php849 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.
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
     The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2010 and 2009. Financial instruments that are not subject to interest rate risk were not included in the table.
As at December 31, 2010

								Discount/
								Debt
								Issuance	Carrying	Fair Value
	In U.S. Dollar							Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	In Php	In Php	Dollar	In Php
							(in millions)
Assets:
Cash in Bank
U.S. Dollar	11	—	—	—	—	11	474	—	474	11	474
Interest rate	0.0025% to 0.7840%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	31	—	—	—	—	31	1,362	—	1,362	31	1,362
Interest rate	0.0625% to 2.9000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	3	—	—	—	—	3	118	—	118	3	118
Interest rate	0.0100% to 2.4000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	110	—	—	—	—	110	4,813	—	4,813	110	4,813
Interest rate	0.1000% to 1.7000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	661	—	—	—	—	661	28,959	—	28,959	661	28,959
Interest rate	1.0000% to 4.8100%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	15	—	—	—	—	15	652	—	652	15	652
Interest rate	1.9000% to 10.672%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	17	—	17	—	17
Interest rate	3.2500%	—	—	—	—	—	—	—	—	—	—
Investment in Debt Securities
Philippine Peso	—	—	8	3	—	11	484	—	484	11	502
Interest rate	—	—	6.8750%	7.0000%	—	—	—	—	—	—	—

	831	—	8	3	—	842	36,879	—	36,879	842	36,897

Liabilities:
Long-term Debt

								Discount/
								Debt
								Issuance	Carrying	Fair Value
	In U.S. Dollar							Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	In Php	In Php	Dollar	In Php
							(in millions)
Fixed Rate
U.S. Dollar Notes	—	146	—	—	234	380	16,650	200	16,450	440	19,274
Interest rate	—	11.3750%	—	—	8.3500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	9	29	15	295	—	348	15,264	2,586	12,678	276	12,120
Interest rate	4.7000%	2.9900% to 3.7900%	2.9900% to 3.7900%	2.2500% to 2.9900%	—	—	—	—	—	—	—
Philippine Peso	68	146	121	339	195	869	38,066	74	37,992	961	42,091
Interest rate	6.0323% to 8.7792%	5.6250% to 8.4346%	6.5000% to 8.4346%	6.5000% to 9.1038%	6.5000% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	6	148	45	15	—	214	9,357	71	9,286	212	9,286
Interest rate	US$ LIBOR + 0.8150%	US$ Swap rate + 2.7900%; LIBOR + 0.4200% to 1.8500%	US$ Swap rate + 2.7900%; LIBOR + 0.4200% to 1.8500%	US$ Swap rate + 2.7900%; LIBOR + 1.3500% to 1.8500%	—	—	—	—	—	—	—
Philippine Peso	58	150	74	20	—	302	13,253	13	13,240	302	13,240
Interest rate	PDST-F + 0.3000% to 1.2500%	PDST-F + 0.3000% to 1.3750%; AUB’s prime rate	PDST-F + 0.3000%	PDST-F + 0.3000%	—	—	—	—	—	—	—

	141	619	255	669	429	2,113	92,590	2,944	89,646	2,191	96,011

As at December 31, 2009

								Discount/
								Debt
								Issuance	Carrying	Fair Value
	In U.S. Dollar							Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	In Php	In Php	Dollar	In Php
							(in millions)
Assets:
Cash in Bank
U.S. Dollar	11	—	—	—	—	11	540	—	540	11	540
Interest rate	0.0025% to 0.88%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,673	—	1,673	36	1,673
Interest rate	0.625% to 2.90%	—	—	—	—	—	—	—	—	—	—
Other Currencies	1	—	—	—	—	1	31	—	31	1	31
Interest rate	0.0014 to 2.40%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	384	—	—	—	—	384	17,870	—	17,870	384	17,870
Interest rate	0.50% to 1.75%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	369	—	—	—	—	369	17,149	—	17,149	369	17,149
Interest rate	1.25% to 5.50%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	46	—	—	—	—	46	2,132	—	2,132	46	2,132
Interest rate	4.25% to 7.006%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,692	—	1,692	36	1,692
Interest rate	4.40%	—	—	—	—	—	—	—	—	—	—
Investment in Debt Securities
Philippine Peso	—	—	—	10	—	10	462	—	462	10	474
Interest rate	—	—	—	6.92%	—	—	—	—	—	—	—

	883	—	—	10	—	893	41,549	—	41,549	893	41,561

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	146	—	245	391	18,161	285	17,876	449	20,837
Interest rate	—	—	11.375%	—	8.350%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	14	27	5	285	—	331	15,397	3,338	12,059	229	10,654
Interest rate	4.515%	3.79% to 4.70%	3.79%	2.25% to 3.79%	—	—	—	—	—	—	—
Philippine Peso	—	63	126	236	305	730	33,858	84	33,774	744	34,535
Interest rate	—	6.0323% to 8.4346%	5.625% to 8.4346%	6.125% to 9.1038%	6.50% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	41	160	74	60	—	335	15,543	124	15,419	332	15,419
Interest rate	US$ LIBOR + 0.05% to 2.5%	US$ LIBOR + 0.42% to 1.85%; swap rate + 2.79%	US$ LIBOR + 0.42% to 1.85%; swap rate + 2.79%	US$ LIBOR + 0.42% to 1.85%; swap rate + 2.79%	—	—	—	—	—	—	—
Philippine Peso	—	185	81	107	—	373	17,349	27	17,322	373	17,322

								Discount/
								Debt
								Issuance	Carrying	Fair Value
	In U.S. Dollar							Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	In Php	In Php	Dollar	In Php
							(in millions)
Interest rate	—	PDST-F + 0.75% to 1.5%; AUB’s prime rate	PDST-F + 1.0% to 1.50%; AUB’s prime rate	PDST-F + 1.0% to 1.50%	—	—	—	—	—	—	—
Short-term Debt
Notes Payable
U.S. Dollar	6	—	—	—	—	6	279	—	279	6	279
Interest rate	3.25%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	43	—	—	—	—	43	2,000	—	2,000	43	2,000
Interest rate	PDST-F + 1.5%; 6.0896%	—	—	—	—	—	—	—	—	—	—

	104	435	432	688	550	2,209	102,587	3,858	98,729	2,176	101,046

     Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.
     Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.
     Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of December 31, 2011. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 15 basis points and 220 basis points higher/lower, respectively, as compared to levels as at December 31, 2010. If U.S. dollar interest rates had been 15 basis points higher/lower as compared to market levels as at December 31, 2010, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php56 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 220 basis points higher/lower as compared to market levels as at December 31, 2010, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php785 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If U.S. dollar interest rates had been 90 basis points higher/lower as compared to market levels as at December 31, 2009, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2009 would have been approximately Php527 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 55 basis points higher/lower as compared to market levels as at December 31, 2009, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2009 would have been approximately Php241 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.
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

     The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments as at December 31, 2010 and 2009:

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2010	2009	2010	2009
	(in million pesos)
Loans and receivables:
Advances and refundable deposits	1,000	849	999	848
Cash and cash equivalents	36,678	38,319	36,458	38,101
Short-term investments	152	3,338	152	3,338
Foreign administrations	4,321	4,064	4,277	4,011
Retail subscribers	3,872	3,546	3,799	3,505
Corporate subscribers	2,042	2,429	1,918	2,328
Domestic carriers	1,453	1,184	1,453	1,184
Dealers, agents and others	4,740	3,506	4,740	3,506
Held-to-maturity investments:
Investment in debt securities	484	462	484	462
Available-for-sale financial assets	147	134	147	134
Fair value through profit or loss:
Short-term investments	517	486	517	486
Long-term currency swap	178	—	178	—
Bifurcated embedded derivatives	5	6	5	6

Total	55,589	58,323	55,127	57,909

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2)	Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.

     The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2010 and 2009:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2010
Loans and receivables:
Advances and refundable deposits	1,000	951	49	—	—
Cash and cash equivalents	36,678	35,368	1,310	—	—
Short-term investments	152	152	—	—	—
Retail subscribers	8,917	946	926	2,000	5,045
Corporate subscribers	7,998	393	612	1,037	5,956
Foreign administrations	4,479	1,756	699	1,866	158
Domestic carriers	1,591	191	23	1,239	138
Dealers, agents and others	5,273	2,599	2,013	128	533
Held-to-maturity investments:
Investment in debt securities	484	484	—	—	—
Available-for-sale financial assets	147	108	39	—	—
Fair value through profit or loss(3):
Short-term investments	517	517	—	—	—
Long-term currency swap	178	178	—	—	—
Bifurcated embedded derivatives	5	5	—	—	—

Total	67,419	43,648	5,671	6,270	11,830

December 31, 2009
Loans and receivables:
Advances and refundable deposits	849	790	59	—	—
Cash and cash equivalents	38,319	37,767	552	—	—
Short-term investments	3,338	2,971	367	—	—
Corporate subscribers	9,106	1,078	283	1,068	6,677
Retail subscribers	8,026	1,236	518	1,792	4,480
Foreign administrations	4,353	1,261	451	2,352	289
Domestic carriers	1,267	157	8	1,019	83
Dealers, agents and others	3,927	2,068	1,022	416	421
Held-to-maturity investments:
Investment in debt securities	462	462	—	—	—
Available-for-sale financial assets	134	103	31	—	—
Fair value through profit or loss(3):
Short-term investments	486	486	—	—	—
Bifurcated embedded derivatives	6	6	—	—	—

Total	70,273	48,385	3,291	6,647	11,950

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

     The aging analysis of past due but not impaired class of financial assets as at December 31, 2010 and 2009 are as follows:

			Past due but not impaired
		Neither past due
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2010
Loans and receivables:
Advances and refundable deposits	1,000	1,000	—	—	—	—
Cash and cash equivalents	36,678	36,678	—	—	—	—
Short-term investments	152	152	—	—	—	—
Retail subscribers	8,917	1,872	1,387	150	463	5,045
Corporate subscribers	7,998	1,005	642	159	236	5,956
Foreign administrations	4,479	2,455	616	393	857	158
Domestic carriers	1,591	214	165	182	892	138
Dealers, agents and others	5,273	4,612	21	20	87	533
Held-to-maturity investments:
Investment in debt securities	484	484	—	—	—	—
Available-for-sale financial assets	147	147	—	—	—	—
Fair value through profit or loss:
Short-term investments	517	517	—	—	—	—
Long-term currency swap	178	178	—	—	—	—
Bifurcated embedded derivatives	5	5	—	—	—	—

Total	67,419	49,319	2,831	904	2,535	11,830

December 31, 2009
Loans and receivables:
Advances and refundable deposits	849	849	—	—	—	—
Cash and cash equivalents	38,319	38,319	—	—	—	—
Short-term investments	3,338	3,338	—	—	—	—
Corporate subscribers	9,106	1,361	433	198	437	6,677
Retail subscribers	8,026	1,754	1,362	184	246	4,480
Foreign administrations	4,353	1,712	1,320	405	627	289
Domestic carriers	1,267	165	283	293	443	83
Dealers, agents and others	3,927	3,090	332	21	63	421
Held-to-maturity investments:
Investment in debt securities	462	462	—	—	—	—
Available-for-sale financial assets	134	134	—	—	—	—
Fair value through profit or loss:
Short-term investments	486	486	—	—	—	—
Bifurcated embedded derivatives	6	6	—	—	—	—

Total	70,273	51,676	3,730	1,101	1,816	11,950

Impairment Assessments
     The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.
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
Capital Management Risk
     We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.
     In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.
     Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core income per common share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.
     As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million as at December 31, 2010. We had acquired at total of approximately 2.68 million shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million as at December 31, 2009. See Note 8 — Earnings Per Common Share and Note 19 — Equity to the accompanying consolidated financial statements in Item 18 for further discussion.
     Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.
     We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt and notes payable). Our objective is to maintain our net consolidated debt to equity ratio below 100%.
     The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2010 and 2009:

	2010	2009
	(in million pesos)
Long-term debt, including current portion (Note 20)	89,646	96,450
Notes payable (Note 20)	—	2,279

Total consolidated debt	89,646	98,729
Cash and cash equivalents (Note 15)	(36,678)	(38,319)
Short-term investments	(669)	(3,824)

Net consolidated debt	52,299	56,586

Equity attributable to equity holders of PLDT	97,069	98,575

Net consolidated debt to equity ratio	54%	57%

Item 12. Description of Securities Other than Equity Securities
Item 12.D.3 — Fees and Charges for Holders of American Depositary Receipts
     JP Morgan Chase Bank, N.A., or the depositary, as depositary of our ADS collects fees from each person to whom ADS are issued, US$5.00 for each 100 ADS (or portion thereof) issued, delivered, reduced, cancelled or surrendered.
     The depositary also collects the following fees from holders of ADRs or intermediaries acting in their behalf:
•	US$0.02 or less per ADS (or portion thereof) for any cash distribution made;

•	US$1.50 per ADR for transfer made (to the extent such fee is not prohibited by the rules of the primary stock exchange upon which the ADSs are listed);

•	a fee in an amount equal to the fee for the execution and delivery of ADSs for the distribution or sale of securities, which would have been charged as a result of the deposit of such securities but which securities or the net proceeds from the sale thereof are instead distributed by the depositary to the holders entitled thereto;

•	US$0.02 per ADS (or a portion thereof) per year for the services rendered by the depositary for administering the ADR program (which fee shall be assessed as of the record date or dates set by the depositary not more than once each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distribution);

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred on behalf of holders in compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in the delivery of the common stock or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations;

•	stock transfer and other taxes and governmental charges (which are payable by the holder or person depositing the common stock), cable, telex and facsimile transmission and delivery charges incurred at the request of the person depositing the common stock or holder delivering the common stock, ADRs or deposited common stock (which are payable by such person or holder), transfer or registration fees for the registration or transfer of deposited common stock in connection with the deposit or withdrawal of the deposited common stock (which are payable by the person depositing or withdrawing deposited common stock), expense by the depositary in the conversion of foreign currency into U.S. dollars; and

•	any other charge payable by the depositary or its agents in connection with its service as depositary in implementation of the Company’s ADR Program pursuant to Section 4.02, 4.03, 4.04, or 4.05 of the Deposit Agreement, as amended.
Item 12.D.4 — Fees and Other Payments Made by the Depositary to Us
     The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program. In the year ended December 31, 2010, the depositary reimbursed US$958,900. The amounts the depositary reimbursed are not necessarily related to the fees collected by the depositary from ADR holders. Under certain circumstances, including termination of the ADR program prior to December 31, 2011, PLDT is required to repay to the depositary amounts reimbursed in prior periods. The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed for the year ended December 31, 2010:

Category of Expenses	Amount Reimbursed for
Investor relations and investor event fees	US$	643,783
Legal and accounting fees incurred in connection with the preparation of Form 20-F, ongoing SEC compliance and listing requirements		258,103
Listing fees		57,014

Total	US$	958,900

     As part of its service to PLDT, the depositary has agreed to waive US$150,000 per year in annual maintenance fees for the administration of the ADR program and absorb up to US$50,000 per year of the depositary’s out-of-pocket expenses, which in aggregate is estimated to total US$200,000 for the year ended December 31, 2010.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
     Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2010. Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2010.
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
     Our management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control — Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that the internal control over financial reporting of the PLDT Group was effective as of December 31, 2010.
     We reviewed the results of management’s assessment with the Audit Committee of the Board of Directors.
     SyCip, Gorres, Velayo & Co. (“SGV”, a member practice of the Ernst & Young Global), an independent registered public accounting firm, has audited our consolidated financial statements included in this annual report and has issued an attestation report on our internal control over financial reporting as at December 31, 2010. This attestation report is dated March 29, 2011 and is set forth in Item 18 “Financial Statements”.
     Changes in Internal Control Over Financial Reporting. During 2010, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16B. Code of Business Conduct and Ethics
     PLDT recognizes that corporate governance is a key element in its strategy to accomplish the Company’s mission, create value for its shareholders and stakeholders, and sustain its long-term viability. The Company’s approach is to continuously improve its governance structures and processes on three levels: (1) compliance with the standards and requirements of laws and regulatory issuances and guidelines; (2) benchmarking against recognized international best practices and monitoring developments in corporate governance; and (3) fostering an ethical corporate culture guided by the principles of accountability, integrity, fairness and transparency.
     PLDT conforms to the corporate governance laws, issuances, guidelines and standards of three jurisdictions. PLDT is subject to Philippine corporate governance laws, issuances, guidelines and standards as established by the Philippine SEC and the PSE. The Company is also subject to the standards set forth in U.S. Securities Exchange Act, the Sarbanes-Oxley Act of 2002 and the NYSE Listed Company Manual. As an investee company of various Philippine and other affiliates of First Pacific, PLDT likewise endeavours to conform with certain corporate governance guidelines of First Pacific which are based on the rules of the Hong Kong Stock Exchange in which First Pacific’s shares are listed. The demanding regulatory regime under which PLDT operates has provided the impetus for PLDT to impose upon itself high standards of corporate governance and business conduct.
A. Code of Ethics and Other Policies
     The Code of Ethics was approved by the Board on March 30, 2004 and subsequently updated on July 11, 2006, the Code of Ethics sets out the Company’s business principles and values, which aim to promote a culture of good corporate governance. It provides standards that govern and guide all business relationships of PLDT, its directors, officers and employees, especially with respect to the following:
•	Compliance with applicable laws, rules and regulations;

•	Ethical handling of conflicts of interest, corporate opportunities and confidential information;

•	Protection and proper use of company assets;

•	Fair dealing with employees, customers, service providers, suppliers, and competitors;

•	Compliance with reporting and disclosure obligations to the relevant regulators and to investors;

•	Compliance with disclosure and financial reporting controls and procedures;

•	Assessment and management of risks involved in business endeavors; and

•	Adoption of international best practices of good corporate governance in the conduct of the Company’s business.
     The Code of Ethics undergoes a mandatory review process every two years. The latest review was in October 2010. The review revealed that the Code is appropriate for the Company and compliant with the applicable laws, regulations and listing standards and that no revision was needed at that time. The GNC approved the review on November 2010.

Other policies
     The Company also has other policies adopted by the Board to provide both general and specific guidelines that complement the Code of Ethics.
(a)	CG Manual — The PLDT CG Manual was approved and adopted by the Board of Directors on March 26, 2010 pursuant to SEC Memorandum Circular No. 6 Series of 2009 or the Revised Code of Corporate Governance. It supersedes the CG Manual approved and adopted on September 24, 2002, as amended on March 30, 2004 and January 30, 3007. The structures and processes set forth in the CG Manual, as well as the Articles of Incorporation and By-Laws, combined with the Company’s commitment to the principles of transparency, accountability, fairness and integrity, form PLDT’s basic framework of governance by which our Board of Directors, officers, executives and employees strive to achieve the Company’s strategic objectives, create value for all its stakeholders, and sustain its long-term viability.
     In compliance with the Revised Code of Corporate Governance of the Philippine SEC and consistent with the relevant provisions of the Securities Regulation Code and Corporation Code of the Philippines, our CG Manual covers the following key areas:
•	the composition of our Board of Directors as well as the qualifications and grounds for disqualification for directorship;

•	the requirement that at least 20% of the membership of the Board of Directors, and in no case less than two members, must be independent directors and the standards/criteria for the determination of independent directors;

•	the duties and responsibilities of our board of directors and the individual directors;

•	the manner of conduct of Board meetings including the requirement to have an independent director present in every meeting to promote transparency and the need to have an executive session for non-executive and independent directors;

•	establishment of board committees, specifically, the audit committee, ECC and GNC including the composition and the principal duties and responsibilities of such committees, as well as the requirement for each board committee to have its own charter;

•	the role of the Chairman as the leader of the Board and as the prime mover in ensuring compliance with, and the performance of, corporate governance policies and practices ;

•	the role of the President/Chief Executive Officer in ensuring that the Company’s business affairs are managed in a sound and prudent manner and that operational, financial and internal controls are adequate and effective to ensure reliability and integrity of financial and operational information, effectiveness and efficiency of operations, safeguarding of assets and compliance with laws, rules, regulations and contracts;

•	the duties and responsibilities of the Corporate Secretary/Assistant Corporate Secretary in terms of the support services that they need to provide the Board in upholding sound corporate governance;

•	the duties and responsibilities of the head of internal audit organization that would provide the Board of Directors, management and shareholders with reasonable assurance that the Company’s key organizational and procedural controls are appropriate, adequate, effective and reasonably complied with;

•	the functions of the independent auditors that would reasonably ensure an environment of sound corporate governance as reflected in the Company’s financial records and reports; the requirement that non-audit work of the independent auditors should not conflict with their function as independent auditors; the requirement to rotate, at least once every five years, the independent auditors or the lead partner assigned to handle the independent audit of financial statements;

•	the requirement to appoint a Chief Governance Officer and the duties and responsibilities of such Chief Governance Officer including the establishment of an evaluation system to determine and measure compliance with the provisions of our CG Manual;

•	the duty of the Board of Directors to promote and uphold stockholders’ rights such as the right to vote, pre-emptive right, the right to inspect corporate books and records, right to timely receive relevant information, right to dividends, and the appraisal right;

•	the requirement for the Board to explore and implement steps to reduce excessive or unnecessary costs that impede stockholders’ participation and to act with transparency and fairness at the annual and special stockholders’ meetings;

•	the Company’s undertaking to disclose material information promptly and accurately as well as the imposition of reasonable rules regarding the treatment and handling of material non-public information; and

•	the establishment of an appropriate evaluation system for purposes of monitoring and assessing compliance with the CG Manual and other applicable laws and administrative issuances.
(b)	Conflict of Interest Policy approved on October 24, 2005. This Policy aims to ensure that work-related actions of our directors, officers, employees and consultants are based on sound business principles and judgment devoid of bias or partiality. It enjoins all employees to be aware of the possibility of such bias and partiality in dealings with various entities or individuals in the course of or in relation to their work. The policy likewise mandates that employees who find themselves in a possible conflict of interest situation should promptly disclose the matter to the relevant authorities. If warranted, the employee concerned should also obtain appropriate approvals and inhibit himself from any action, transaction or decision involving an existing or potential conflict of interest.

(c)	Policy on Gifts, Entertainment and Sponsored Travel approved on January 31, 2006. This Policy provides safeguards so that the custom of giving gifts is handled in accordance with the principles of integrity, accountability, fairness and transparency. It aims to prevent the occurrence of situations or actions that could significantly affect objective, independent or effective performance of an employee’s duties. Specifically, it prohibits the solicitation of gifts, sponsored travel, and entertainment from third parties. Receipt and acceptance of gifts voluntarily given by such third parties are handled according to this policy as well.

(d)	Supplier/Contractor Relations Policy approved on January 31, 2006. This Policy seeks to ensure that the Company upholds the highest professional standards in business practices and ethics in its dealings with suppliers and contractors in the procurement of goods and services. The policy also seeks to maintain PLDT’s reputation for equal opportunity and honest treatment of suppliers in all business transactions. The policy establishes clear rules for arm’s length transactions and fair treatment of prospective and existing suppliers with the objective of always obtaining the best value for the company.

(e)	Policy on Employee Disclosure on Violations of the Corporate Governance Rules, Questionable Accounting or Auditing Matters, and Offenses covered by PLDT’s Table of Penalties (or the Expanded Whistleblowing Policy) approved on May 9, 2006. This Policy provides guidelines on handling employee disclosure or complaints of violation of rules pertaining to the aforestated matters, protects whistleblowers from retaliation and ensures confidentiality and fairness in the handling of a disclosure or complaint.
     Detailed implementing guidelines are likewise issued for the said policies to ensure their wide observance. All these policies and rules (collectively, the Corporate Governance, or CG Rules) are periodically reviewed to ensure that they are appropriate for PLDT, keep pace with comparable and applicable global best practices, and are compliant with the requirements of the Philippine and U.S. SEC, NYSE and Hong Kong Stock Exchange corporate governance rules, as may be appropriate and applicable.
     To access the Code of Ethics, CG Manual or information on how our corporate governance practices and those required of U.S. listed companies under NYSE Section 303A.11 differ, please refer to:
http://www.pldt.com.ph/governance/about/Documents/27623c20007849698da4df57179ec70dPLDT_Code_of_Business_Conduct _and_Ethics.pdf

http://www.pldt.com.ph/governance/about/Documents/22336f71c88c495793d15575c2addffcpldtcorpgov_manual.pdf

http://www.pldt.com.ph/governance/about/Documents/f7933d17962d4b2c942e50ba4980f21bpldtdisclosure.pdf

     Our subsidiaries and their respective subsidiaries have also adopted corporate governance rules and policies similar in substance and form to PLDT’s CG Rules, as well as appointed their respective corporate governance officers.
     As part of the embedding of corporate governance standards in performance evaluation of personnel, the Company includes corporate governance policy violations as a cause for disqualification in incentives and rewards in its Policy on Employee Qualification for Incentives and Rewards. PLDT Officers and Executives have also been required to submit Conflict of Interest Disclosures in order to maintain strict observance of the PLDT Conflict of Interest Policy. PLDT is progressively institutionalizing the practice of timely and transparent disclosures down to the level of rank and file employees.
     Pursuant to the Expanded Whistleblowing Policy, PLDT maintains an Expanded Whistleblowing Hotline and other reporting facilities, such as a dedicated electronic mailbox, post office box, and facsimile transmission system. Any employee may submit a complaint or disclosure of the above nature to the Chief Governance Officer or to the CGO, verbally or in writing. The CGO then conducts a preliminary evaluation to determine the appropriate investigating unit to which the case shall be assigned for further action. The CGO monitors the cases reported and ensures appropriate reporting to the Audit Committee, GNC, or any other relevant committee or body on the results of the investigations and the prompt referrals of findings to the appropriate units concerned. The Company’s committees on officer or employee discipline, as the case may be, are responsible for evaluating and approving the appropriate disciplinary action against erring officers and employees.
     The system is open to all employees who come forward in good faith, regardless of rank or status to report violations of CG Rules or any act that may be considered as contrary to the Company’s values of accountability, integrity, fairness and transparency. Finally, the Company, also promptly addresses queries and requests for opinions from operating units to provide guidance and ensure adherence to CG rules and values.
     To make sure that relations between the Company and its business partners are imbued with shared standards on good corporate governance, the Company has developed written corporate governance guidelines for suppliers and contractors to which the Company’s suppliers and contractors are expected to consent in writing, thereby ensuring that they understand and accept these standards as indispensable in doing business with PLDT. The Company also conducts suppliers’/contractors’ briefings and communicates to its business partners, including suppliers, the Company’s commitment to, as well as expectations on, good corporate governance.
B. Enhancements and Education
     PLDT recognizes the need for providing the appropriate environment for encouraging ethical behavior as a means of developing the desired corporate culture. PLDT’s corporate governance education and communication activities aim to reach out to all PLDT personnel through face-to-face and on-line trainings and workshops, and the production and dissemination of relevant corporate governance materials. In 2010, PLDT corporate governance materials revolved around the theme “Our Values at Work” which exhorted all company personnel to apply the values of accountability, integrity, fairness and transparency as aids and tools in the pursuit of outstanding and principled performance.
     PLDT invests considerable resources in the continuous training of its Board and senior management in corporate governance, PLDT has organized and conducted four (4) corporate governance enhancement sessions since 2007 and has invited internationally-known experts to share their insights and interact with PLDT’s Board and senior management. All of the PLDT Directors have attended at least one (1) corporate governance enhancement session. On the other hand, fifty (50) out of the fifty seven (57) active members of PLDT’s senior management have attended at least one (1) corporate governance enhancement session.
C. Performance Evaluation
     The Board commits itself to a process of self-improvement. In the past year, the Board continued its pioneering practice in the Philippines of conducting a periodic performance self—assessment. The Board, through its individual members, assessed its collective performance as well as that of the individuals that comprise it and its committees. The Board utilizes a self-assessment tool developed with reference to the Philippine SEC’s Revised Code of Corporate Governance and Self-Rating Form, PLDT’s CG Manual and Code of Ethics, Sarbanes-Oxley Act, NYSE Rules, the survey questions of the Institute of Corporate Directors, and established global best-practices. The assessment instrument includes an evaluation of the Board’s structure, processes and responsibilities, as well as the performance of the Chief Executive Officer. Results of the assessment are used to develop strategies to strengthen and enhance, among others, PLDT’s governance practices.
D. Governance Structures
Board of Directors
     It is the Board of Directors which has the primary responsibility for ensuring principled business conduct in pursuit of promoting and protecting the interest of the Company, its stockholders, and all other stakeholders. The Board of Directors functions within the scope of its powers and authority provided in applicable laws, rules and regulations, and the Company’s By-Laws, and conducts itself in accordance with Company policies such as the CG Manual and the Code of Ethics.
     The positions of Chairman and CEO are held separately by two individuals, Mr. Manuel V. Pangilinan and Mr. Naploeon L. Nazareno, respectively. Each position has been given distinct and separate duties and responsibilities pursuant to the provisions of PLDT’s By-Laws and CG Manual.
     Independent oversight by the PLDT Board over management is enhanced through PLDT’s independent directors and non-executive directors. PLDT has four (4) duly-screened and qualified independent directors, namely: Rev. Fr. Bienvenido F. Nebres, S.J., Mr. Oscar S. Reyes(1), Mr. Pedro E. Roxas, and Mr. Alfred V. Ty. The number of PLDT’s independent directors surpasses that required under local regulations of at least two (2) independent directors or twenty percent (20%) of the entire board membership, whichever is lower. With the exception of Mr. Napaleon L. Nazareno and Atty. Ray C. Espinosa, all the members of the Board are non-executive directors.

(1)	Mr. Reyes’ status as an independent director ceased as at August 3, 2010 when he was appointed Chief Operating Officer of Meralco, an affiliate and investee company of the PLDT Group.
Chief Executive Officer
     Under the overall guidance and oversight of the Board, the CEO is charged with the general care, management and administration of the business operations of the Company. He provides leadership for Management in developing and implementing business strategies, plans and budgets. More importantly, he ensures that: the business and affairs of the Company are managed in a sound and prudent manner; and operational, financial and internal controls are adequate and effective to ensure reliability and integrity of financial and operational information, effectiveness and efficiency of operations, safeguarding of assets and compliance with laws, rules, regulations and contracts. The CEO also has the responsibility to provide the Board with a balanced and understandable account of the Company’s performance, financial condition, results of operations and prospects, on a regular basis.
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
Chief Governance Officer
     The corporate governance compliance system established in the CG Manual includes the designation by the Board of a Chief Governance Officer who reports to the Chairman of the Board and the GNC. The primary responsibilities of the Chief Governance Officer include monitoring compliance with the provisions and requirements of corporate governance laws, rules and regulations, reporting violations and recommending the imposition of disciplinary actions, and adopting measures to prevent the repetition of such violations.
     In addition, the Chief Governance Officer assists the Board and the GNC in the performance of their governance functions, including their duties to oversee the formulation or review and implementation of the corporate governance structure and policies of the Company, the establishment of an evaluation system to verify and measure compliance with the CG Manual in relation to related laws, rules and regulations, and to oversee the conduct of a self-assessment of the performance and effectiveness of the Board, the Board Committees, and individual Board members in carrying out their functions.
Corporate Governance Office
     The Chief Governance Officer is supported by a CGO. The CGO personnel are entrusted with overseeing PLDT’s three Es of Corporate Governance: Engineering, Enforcement and Education. CG Engineering refers to the continuing development, drafting, issuance and review of appropriate corporate governance-related policies to guide company personnel. Enforcement is required to ensure equal compliance by company personnel with the corporate governance policies so issued and enacted. Education rounds off the process by ensuring the development of the proper knowledge, skills, attitudes and habits that would promote voluntary observance of corporate governance policies and, more importantly, PLDT’s four core values of accountability, integrity, fairness and transparency.
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

Item 16C. Principal Accountant Fees and Services
     The following table summarizes the fees paid or accrued for services rendered by our independent auditor for the years ended December 31, 2010 and 2009:

	2010	2009
	(in millions)
Audit Fees	Php39	Php46
All Other Fees	15	19

Total	Php54	Php65

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
Item 16D. Exemption from the Listing Standards for Audit Committees
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser
     In 2008, we obtained our board of directors’ approval on a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. We had acquired a total of approximately 2.72 million shares of PLDT’s common stock, representing approximately 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2010. The table below sets forth purchases made by or on behalf of PLDT of shares of PLDT’s common stock for years ended December 31, 2010, 2009 and 2008:

			Total Number ofShares
		Average Price	Purchased as Part of	Maximum Number of Shares
	Total Number of	Paid per	Publicly Announced	that May Yet Be Purchased
Period	Shares Purchased(1)	Share	Plans or Programs	Under the Programs

March 17-19, 2008	60,000	2,635	60,000	1,940,000	(2)
March 24-27, 2008	92,440	2,708	152,440	1,847,560
April 4, 2008	30,000	2,782	182,440	1,817,560
April 8-11, 2008	62,000	2,777	244,440	1,755,560
April 14-18, 2008	101,820	2,727	346,260	1,653,740
May 9, 2008	25,000	2,588	371,260	1,628,740
May 12-16, 2008	144,810	2,658	516,070	1,483,930
May 19-23, 2008	115,920	2,660	631,990	1,368,010
May 26-30, 2008	83,050	2,618	715,040	1,284,960
June 2-6, 2008	137,710	2,556	852,750	1,147,250
June 10-13, 2008	138,280	2,361	991,030	1,008,970
June 16-20, 2008	168,030	2,449	1,159,060	840,940
June 23-27, 2008	182,630	2,416	1,341,690	658,310
June 30, 2008	41,720	2,394	1,383,410	616,590
July 1-4, 2008	150,440	2,344	1,533,850	466,150
July 7-10, 2008	121,890	2,430	1,655,740	344,260
July 14-16, 2008	83,890	2,413	1,739,630	260,370
September 15-16, 2008	16,410	2,571	1,756,040	2,243,960	(2)
September 18, 2008	4,000	2,465	1,760,040	2,239,960
September 23, 2008	3,100	2,595	1,763,140	2,236,860
September 30, 2008	10,440	2,646	1,773,580	2,226,420
October 3, 2008	20,000	2,695	1,793,580	2,206,420
October 6-10, 2008	76,150	2,502	1,869,730	2,130,270
October 13-17, 2008	90,160	2,328	1,959,890	2,040,110
November 7, 2008	12,400	1,983	1,972,290	3,027,710	(2)
March 17-18, 2009	39,060	1,876	2,011,350	2,988,650
March 20, 2009	130,000	1,980	2,141,350	2,858,650
March 23, 2009	523,226	2,020	2,664,576	2,335,424
September 18, 2009	13,210	2,306	2,677,786	2,322,214
September 22, 2009	5,170	2,330	2,682,956	2,317,044
November 9, 2010	20,000	2,416	2,702,956	2,297,044
November 10, 2010	21,155	2,421	2,724,111	2,275,889

Total	2,724,111

(1)	Outside the share buyback program, we did not repurchase any of our shares in the year ended December 31, 2010.

(2)	The Board of Directors approved the initial share buyback program of up to two million shares of PLDT’s common stock on January 29, 2008, authorized the repurchase of up to another two million shares on August 5, 2008, and approved the repurchase of an additional one million shares on December 9, 2008.
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

•	Number of Independent Directors. The NYSE listing standards require a majority of the board of directors to be independent. We have four independent directors out of 13 directors, which exceeds the requirements under the Philippine SEC Governance Code that at least two members or 20% of the board of directors must be independent.

•	Director Independence Tests. There are differences between the director independence tests applied in PLDT’s corporate governance practice and those under the NYSE listing standards. In some cases, the independence tests set forth in the NYSE listing standards are more stringent than those under PLDT’s corporate governance practice and vice versa.
o	Examples where the NYSE listing standards impose more stringent standards than PLDT’s corporate governance practices include the “auditor affiliation” test. In contrast to the NYSE listing standards, under PLDT’s By-Laws and Board Committee charters, present or previous affiliation or employment of a director’s immediate family member with the external auditors, or a director’s past or present affiliation with a firm that is PLDT’s internal auditor do not preclude a determination that such director is independent.

o	Examples where PLDT’s corporate governance practices impose more stringent standards than NYSE listing standards include the look back periods for the independence tests and the “material relationship with the listed company” test. The look back period for each of the “past employment” and the “auditor affiliation” tests under PLDT’s corporate governance practices is five years compared to three years under the NYSE listing standards. Furthermore, in respect of material relationships that preclude an independence finding, PLDT’s Corporate Governance Manual provides that a director who is, or whose relative is, a substantial shareholder of PLDT, any of its related companies or any of its substantial shareholders cannot be considered as independent.
•	Meetings of non-management/independent directors. The NYSE listing standards require regularly scheduled executive sessions consisting of non-management directors without management present or regularly scheduled executive sessions consisting of only independent directors. As part of the Board assessment process formally adopted by the GNC, PLDT’s independent directors and/or non-management directors hold meetings at least once a year to, among other things, discuss and evaluate the results of the Board’s annual self-assessment. In addition, while PLDT’s Corporate Governance Manual does not mandate the holding of regularly scheduled executive sessions with non-management directors nor executive sessions with only independent directors, PLDT’s independent and/or non-management directors, through the Audit Committee and the GNC, in either or both of which all independent directors and most non-management directors are serving as members or advisors, are provided the opportunity to have open discussions, whether individually or as a group, without the presence of management/executive directors.

•	Nominating/Corporate Governance Committee and Compensation Committee. The NYSE listing standards require a listed company to maintain a nominating/corporate governance committee and a compensation committee, both composed entirely of independent directors. Our GNC and our ECC is each composed of five voting members, a majority of whom are independent directors, which exceeds the requirements under the Philippine SEC Governance Code that one of the at least three voting members of the nominating/corporate governance committee and one of the at least three members of the compensation committee must be independent.

•	Audit Committee. As required by NYSE listing standards, PLDT maintains an audit committee in full compliance with Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual. All of the members of PLDT’s Audit Committee are independent directors meeting the independence requirements of Rule 10A-3 as well as those under Section 303A.07 of the NYSE Listed Company Manual, except in those areas where our independence tests under the Philippine SEC Governance Code differ from those under the NYSE listing standards, as discussed above.
     The differences between our corporate governance practices and the NYSE listing standards is set forth on our website at: http://www.pldt.com.ph/governance/Documents/NYSE-PLDT_CG-DISC303A%2011_2010.pdf.
PART III
Item 17. Financial Statements
PLDT has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm
The Board of Directors and the Stockholders
Philippine Long Distance Telephone Company
We have audited Philippine Long Distance Telephone Company and subsidiaries’ (collectively referred to as the “PLDT Group”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The PLDT Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the PLDT Group’s internal control over financial reporting based on our audit.
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
In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the PLDT Group as of December 31, 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2010, and our report dated March 29, 2011 expressed an unqualified opinion thereon.
/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
March 29, 2011

Report of Independent Registered Public Accounting Firm
The Stockholders and the Board of Directors
Philippine Long Distance Telephone Company
We have audited the accompanying consolidated statements of financial position of Philippine Long Distance Telephone Company and Subsidiaries (collectively referred to as the “PLDT Group”) as of December 31, 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the PLDT Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the PLDT Group at December 31, 2010 and 2009, and the consolidated financial performance and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the PLDT Group’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2011 expressed an unqualified opinion thereon.
/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
March 29, 2011

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
December 31, 2010 and 2009
(in million pesos, except par value and number of shares)

	2010	2009

ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 13, 20 and 28)	163,184	161,256
Investments in associates and joint ventures (Notes 3, 4, 5, 10, 24 and 28)	23,203	22,233
Available-for-sale financial assets (Notes 6, 13 and 28)	147	134
Investment in debt securities (Notes 11 and 28)	484	462
Investment properties (Notes 3, 6, 9, 12 and 28)	1,560	1,210
Goodwill and intangible assets (Notes 3, 4, 5, 13, 14, 21 and 28)	11,485	13,024
Deferred income tax assets — net (Notes 3, 4, 7, 13 and 28)	6,110	7,721
Derivative financial assets (Note 28)	178	—
Prepayments — net of current portion (Notes 3, 5, 13,18, 25 and 28)	8,679	8,663
Advances and refundable deposits — net of current portion (Notes 13 and 28)	1,187	1,102

Total Noncurrent Assets	216,217	215,805

Current Assets
Cash and cash equivalents (Notes 13, 15 and 28)	36,678	38,319
Short-term investments (Note 28)	669	3,824
Trade and other receivables (Notes 3, 5, 13, 16, 18, 24 and 28)	16,428	14,729
Inventories and supplies (Notes 3, 4, 5, 13, 17 and 28)	2,219	2,165
Derivative financial assets (Note 28)	5	6
Current portion of prepayments (Notes 13, 18 and 28)	5,418	5,098
Current portion of advances and refundable deposits (Notes 13 and 28)	181	202

Total Current Assets	61,598	64,343

TOTAL ASSETS	277,815	280,148

EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value per share, authorized - 822,500,000 shares; issued and outstanding - 441,887,387 shares as at December 31, 2010 and 441,631,062 shares as at December 31, 2009 (Notes 8, 19 and 28)	4,419	4,416
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 189,480,549 shares and outstanding - 186,756,438 shares as at December 31, 2010; and issued - 189,480,260 shares and outstanding - 186,797,304 shares as at December 31, 2009 (Notes 8, 19 and 28)	947	947
Treasury stock - 2,724,111 shares as at December 31, 2010 and 2,682,956 shares as at December 31, 2009 (Notes 8, 19 and 28)	(6,505)	(6,405)
Capital in excess of par value (Note 13)	62,890	62,890
Retained earnings (Note 19)	36,594	37,744
Other comprehensive income (Note 6)	(1,276)	(1,017)

Total Equity Attributable to Equity Holders of PLDT	97,069	98,575
Non-controlling interests (Notes 6 and 13)	316	550

TOTAL EQUITY	97,385	99,125

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
December 31, 2010 and 2009
(in million pesos, except par value and number of shares)

	2010	2009

Noncurrent Liabilities
Interest-bearing financial liabilities — net of current portion (Notes 3, 4, 5, 9, 13, 20, 23, 26 and 28)	75,888	86,079
Deferred income tax liabilities — net (Notes 3, 4, 7, 13 and 28)	1,099	1,321
Derivative financial liabilities (Notes 26 and 28)	3,604	2,751
Pension and other employee benefits (Notes 3, 5, 13, 23, 25, 26 and 28)	1,834	374
Customers’ deposits (Notes 26 and 28)	2,223	2,166
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 13, 14, 21, 23, 28 and 29)	13,567	14,438

Total Noncurrent Liabilities	98,215	107,129

Current Liabilities
Accounts payable (Notes 13, 22, 24, 26, 27 and 28)	25,804	19,601
Accrued expenses and other current liabilities (Notes 3, 10, 13, 14, 20, 21, 23, 24, 25, 26, 27 and 28)	35,959	35,446
Provision for assessments (Notes 3, 26, 27 and 28)	1,555	1,555
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 13, 20, 23, 26 and 28)	13,801	12,714
Dividends payable (Notes 13, 19, 26 and 28)	2,086	1,749
Income tax payable (Notes 7, 13 and 28)	3,010	2,829

Total Current Liabilities	82,215	73,894

TOTAL LIABILITIES	180,430	181,023

TOTAL EQUITY AND LIABILITIES	277,815	280,148

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(in million pesos, except earnings per common share amounts)

	2010	2009	2008

REVENUES
Service revenues (Notes 3 and 4)	142,242	145,567	142,873
Non-service revenues (Notes 3, 4 and 5)	2,217	2,426	2,964

	144,459	147,993	145,837

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	26,277	25,607	24,709
Compensation and employee benefits (Notes 3, 5 and 25)	24,070	23,100	20,709
Repairs and maintenance (Notes 12, 17 and 24)	9,434	8,631	8,569
Selling and promotions (Note 8)	5,284	5,749	5,695
Professional and other contracted services (Note 24)	4,853	4,361	4,591
Cost of sales (Notes 5, 17 and 24)	4,771	5,432	5,252
Rent (Notes 3 and 26)	3,970	4,055	3,656
Taxes and licenses (Note 27)	2,571	2,881	2,736
Asset impairment (Notes 3, 4, 5, 9, 10, 14, 16, 17, 18 and 28)	2,438	5,061	4,180
Communication, training and travel	1,832	1,902	1,993
Insurance and security services (Note 24)	1,252	1,264	1,196
Amortization of intangible assets (Notes 3, 4 and 14)	388	368	377
Other expenses (Note 24)	1,763	1,700	2,123

	88,903	90,111	85,786

	55,556	57,882	60,051

OTHER INCOME (EXPENSES)
Foreign exchange gains (losses) — net (Notes 4, 9 and 28)	1,807	909	(6,170)
Equity share in net earnings (losses) of associates and joint ventures (Notes 4 and 10)	1,408	2	(176)
Interest income (Notes 4, 5, 11 and 15)	1,200	1,539	1,668
Gains (losses) on derivative financial instruments — net (Notes 4 and 28)	(1,741)	(1,006)	3,115
Financing costs — net (Notes 4, 5, 9, 20 and 28)	(6,698)	(6,556)	(6,104)
Other income (Notes 4 and 18)	2,153	2,069	1,665

	(1,871)	(3,043)	(6,002)

INCOME BEFORE INCOME TAX (Note 4)	53,685	54,839	54,049
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	13,426	14,744	19,073

NET INCOME FOR THE YEAR (Note 4)	40,259	40,095	34,976

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	40,217	39,781	34,317
Non-controlling interests (Note 4)	42	314	659

	40,259	40,095	34,976

Earnings Per Share For The Year Attributable to Common Equity Holders of PLDT (Note 8)
Basic	212.85	210.38	179.96
Diluted	212.85	210.36	179.95

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2010, 2009 and 2008
(in million pesos)

	2010	2009	2008

NET INCOME FOR THE YEAR (Note 4)	40,259	40,095	34,976
OTHER COMPREHENSIVE INCOME (LOSS) (Note 6)
Revaluation increment on investment properties:	314	—	—
Revaluation increment of property, plant and equipment transferred to investment properties during the year	449	—	—
Income tax related to revaluation increment charged directly to equity	(135)	—	—
Net gains (losses) on available-for-sale financial assets:	22	3	(9)
Gains (losses) from changes in fair value recognized during the year	23	3	(9)
Losses removed from other comprehensive income taken to income	3	—	—
Income tax related to fair value adjustments charged directly to equity	(4)	—	—
Foreign currency translation differences of subsidiaries	(761)	(657)	1,490
Net transactions on cash flow hedges — net of tax:	—	—	(411)
Net losses on cash flow hedges	—	—	(662)
Income tax related to cash flow hedges:	—	—	251
Charged directly to equity	—	—	251
Total Other Comprehensive Income (Loss)	(425)	(654)	1,070

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	39,834	39,441	36,046

ATTRIBUTABLE TO:
Equity holders of PLDT	39,958	39,142	35,322
Non-controlling interests	(124)	299	724

	39,834	39,441	36,046

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2010, 2009 and 2008
(in million pesos)

					Equity
					Portion of				Total Equity
				Stock	Convertible	Capital in		Other	Attributable to	Non-
	Preferred	Common	Treasury	Options	Preferred	Excess of	Retained	Comprehensive	Equity Holders	controlling	Total
	Stock	Stock	Stock	Issued	Stock	Par Value	Earnings	Income	of PLDT	Interests	Equity

Balances as at January 1, 2008	4,417	943	—	9	6	67,057	39,894	(1,383)	110,943	1,402	112,345
Total comprehensive income for the year:	—	—	—	—	—	—	34,317	1,005	35,322	724	36,046
Net income for the year (Notes 4 and 8)	—	—	—	—	—	—	34,317	—	34,317	659	34,976
Other comprehensive income (Note 6)	—	—	—	—	—	—	—	1,005	1,005	65	1,070
Cash dividends (Note 19)	—	—	—	—	—	—	(37,034)	—	(37,034)	(398)	(37,432)
Issuance of capital stock — net of conversion (Note 19)	(2)	4	—	—	(6)	1,270	—	—	1,266	—	1,266
Exercised option shares	—	—	—	(3)	—	10	—	—	7	—	7
Acquisition of treasury stocks (Notes 2, 8, 19 and 25)	—	—	(4,973)	—	—	—	—	—	(4,973)	(308)	(5,281)
Business combinations and others (Note 13)	—	—	—	—	—	—	—	—	—	18	18

Balances as at December 31, 2008	4,415	947	(4,973)	6	—	68,337	37,177	(378)	105,531	1,438	106,969

Balances as at January 1, 2009	4,415	947	(4,973)	6	—	68,337	37,177	(378)	105,531	1,438	106,969
Total comprehensive income for the year:	—	—	—	—	—	—	39,781	(639)	39,142	299	39,441
Net income for the year (Notes 4 and 8)	—	—	—	—	—	—	39,781	—	39,781	314	40,095
Other comprehensive income (Note 6)	—	—	—	—	—	—	—	(639)	(639)	(15)	(654)
Cash dividends (Note 19)	—	—	—	—	—	—	(39,214)	—	(39,214)	(436)	(39,650)
Issuance of capital stock — net of conversion (Note 19)	1	—	—	—	—	11	—	—	12	—	12
Exercised option shares	—	—	—	(6)	—	21	—	—	15	—	15
Acquisition of treasury stocks (Notes 2, 8, 19 and 25)	—	—	(1,432)	—	—	—	—	—	(1,432)	(320)	(1,752)
Business combinations and others (Note 13)	—	—	—	—	—	(5,479)	—	—	(5,479)	(431)	(5,910)

Balances as at December 31, 2009	4,416	947	(6,405)	—	—	62,890	37,744	(1,017)	98,575	550	99,125

Balances as at January 1, 2010	4,416	947	(6,405)	—	—	62,890	37,744	(1,017)	98,575	550	99,125
Total comprehensive income for the year:	—	—	—	—	—	—	40,217	(259)	39,958	(124)	39,834
Net income for the year (Notes 4 and 8)	—	—	—	—	—	—	40,217	—	40,217	42	40,259
Other comprehensive income (Note 6)	—	—	—	—	—	—	—	(259)	(259)	(166)	(425)
Cash dividends (Note 19)	—	—	—	—	—	—	(41,367)	—	(41,367)	(50)	(41,417)
Issuance of capital stock — net of conversion (Note 19)	3	—	—	—	—	—	—	—	3	—	3
Acquisition of treasury stocks (Notes 2, 8, 19 and 25)	—	—	(100)	—	—	—	—	—	(100)	(6)	(106)
Business combinations and others (Note 13)	—	—	—	—	—	—	—	—	—	(54)	(54)

Balances as at December 31, 2010	4,419	947	(6,505)	—	—	62,890	36,594	(1,276)	97,069	316	97,385

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008
(in million pesos)

	2010	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax (Note 4)	53,685	54,839	54,049
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	26,277	25,607	24,709
Interest on loans and other related items — net (Notes 4, 5, 9, 20 and 28)	5,471	5,317	5,083
Asset impairment (Notes 3, 4, 5, 9, 10, 14, 16, 17 and 28)	2,438	5,061	4,180
Losses (gains) on derivative financial instruments — net (Notes 4 and 28)	1,741	1,006	(3,115)
Incentive plans (Notes 3, 5 and 25)	1,392	1,833	1,281
Accretion on financial liabilities — net (Notes 5, 20 and 28)	1,177	1,062	956
Amortization of intangible assets (Notes 3 and 14)	388	368	377
Pension benefit costs (Notes 3, 5 and 25)	236	1,306	725
Gains on disposal of property, plant and equipment (Note 9)	(913)	(127)	(534)
Interest income (Notes 4, 5 and 15)	(1,200)	(1,539)	(1,668)
Equity share in net losses (earnings) of associates and joint ventures (Notes 4 and 10)	(1,408)	(2)	176
Foreign exchange losses (gains) — net (Notes 4, 9 and 28)	(1,807)	(909)	6,170
Dividends on preferred stock subject to mandatory redemption (Notes 5 and 8)	—	—	4
Others	(352)	(802)	830

Operating income before changes in assets and liabilities	87,125	93,020	93,223
Decrease (increase) in:
Trade and other receivables	(3,132)	(1,324)	(3,003)
Inventories and supplies	89	(305)	(913)
Prepayments	(146)	(1,333)	(877)
Advances and refundable deposits	(15)	271	(1,338)
Increase (decrease) in:
Accounts payable	6,407	130	5,244
Accrued expenses and other current liabilities	3,722	8,227	2,084
Pension and other employee benefits	(4,603)	(9,071)	(1,125)
Customers’ deposits	57	32	27
Other noncurrent liabilities	50	(46)	1

Net cash generated from operations	89,554	89,601	93,323
Income taxes paid	(12,294)	(15,215)	(15,021)

Net cash provided by operating activities	77,260	74,386	78,302

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from:
Maturity of short-term investments	6,256	9,728	28,476
Disposal of property, plant and equipment (Note 9)	859	932	1,015
Redemption of investment in debt securities	409	4,005	2,676
Disposal of investment properties (Note 12)	89	18	9
Disposal of investments held-for-sale	10	—	—
Disposal of available-for-sale financial assets	—	—	174
Disposal of investment in associates	—	—	3
Interest received	1,165	1,352	1,461
Dividends received	534	360	—
Payments for:
Available-for-sale financial assets	(2)	—	(206)
Acquisition of intangibles (Notes 13 and 14)	(13)	(21)	(69)
Purchase of subsidiaries and non-controlling interests — net of cash acquired (Note 13)	(188)	(8,989)	(743)
Purchase of investment in debt securities (Note 10)	(403)	(3,572)	(3,457)
Short-term investments	(3,114)	(6,838)	(21,072)
Notes receivable	—	(80)	—
Purchase of investments in associates (Note 10)	—	(18,070)	—
Interest paid — capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 28)	(710)	(691)	(778)
Additions to property, plant and equipment (Notes 4 and 9)	(28,056)	(27,378)	(24,425)
Decrease (increase) in advances and refundable deposits	(119)	112	(78)

Net cash used in investing activities	(23,283)	(49,132)	(17,014)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2010, 2009 and 2008
(in million pesos)

	2010	2009	2008

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt (Note 20)	7,246	41,989	17,912
Availment of long-term financing for capital expenditures	3,777	7,993	6,614
Proceeds from issuance of capital stock	3	18	8
Payments of obligations under finance lease	(29)	(24)	(474)
Payments for acquisition of treasury shares (Notes 8, 19 and 28)	(106)	(1,752)	(5,281)
Payments of debt issuance costs (Note 20)	(111)	(173)	(149)
Settlements of derivative financial instruments (Note 28)	(1,095)	(1,913)	(2,891)
Payments of notes payable (Note 20)	(2,274)	(270)	(678)
Settlement of long-term financing for capital expenditures	(3,702)	(4,678)	(5,519)
Interest paid — net of capitalized portion (Notes 5, 20 and 28)	(5,580)	(5,239)	(5,167)
Payments of long-term debt (Note 20)	(12,371)	(18,958)	(13,375)
Cash dividends paid (Note 19)	(41,080)	(39,286)	(37,124)
Proceeds from notes payable (Note 20)	—	2,000	660
Net cash used in financing activities	(55,322)	(20,293)	(45,464)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(296)	(326)	413

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,641)	4,635	16,237
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	38,319	33,684	17,447

CASH AND CASH EQUIVALENTS AT END OF YEAR	36,678	38,319	33,684

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Corporate Information
The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or NTT DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at December 31, 2010. NTT Communications and NTT DoCoMo are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represents an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. First Pacific Group had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2010.
The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 53 million ADSs outstanding as at December 31, 2010.
PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.
We are the leading telecommunications service provider in the Philippines. Through our three principal business segments, wireless, fixed line and information and communications technology, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.
Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.
Our consolidated financial statements as at December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 were approved and authorized for issuance by the Board of Directors on March 29, 2011, as reviewed and recommended for approval by the Audit Committee.

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
Basis of Consolidation
Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2010 and 2009:

			2010		2009
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Call center services	—	100.0	—	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	—	100.0	—	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0	—	100.0
Smarthub, Inc., or SHI	Philippines	Software development and sale of maintenance and support services	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0	—	100.0
Telecoms Solutions, Inc., or TSI	Mauritius	Mobile commerce platforms	—	100.0	—	100.0
Far East Capital Limited and Subsidiary	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, Inc., or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Mobile applications development and services; Content provider	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV, (formerly known as Pilipino Telephone Corporation, or Piltel) and Subsidiaries, or PCEV Group	Philippines	Investment company	—	99.5	—	99.5
SmartConnect Holdings Pte. Ltd., or SCH:	Singapore	Investment company	—	100.0	—	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
Blue Ocean Wireless, or BOW	Isle of Man	Delivery of GSM communication capability for the maritime sector	—	51.0	—	51.0
Telesat, Inc., or Telesat*	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite*	Philippines	Satellite communications services	67.0	—	67.0	—

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group British Virgin	Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc., or SNMI*	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc. (formerly known as Philcom Corporation), or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	—	97.8	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services, or VAS	75.0	—	75.0	—

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer relationship management and IT-related services	100.0	—	100.0	—
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	—	100.0	—	100.0

			2010		2009
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

SPi CRM Inc., or SPi CRM (formerly ePLDT Ventus, Inc.)**	Philippines	Customer relationship management	—	100.0	—	100.0
Parlance Systems, Inc., or Parlance**	Philippines	Customer relationship management	—	—	—	100.0
Vocativ Systems, Inc., or Vocativ**	Philippines	Customer relationship management	—	—	—	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet services	—	99.6	—	99.6
BayanTrade, Inc. (formerly BayanTrade Dotcom, Inc.), or BayanTrade, and Subsidiaries, or BayanTrade Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	93.5	—	93.5
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet services	—	75.0	—	75.0
Level Up!, Inc., or Level Up!	Philippines	Publisher of online games	—	57.5	—	60.0
netGames, Inc., or netGames	Philippines	Customer relationship management	—	57.5	—	60.0

*	Ceased commercial operations

**	On April 8, 2010, SPi CRM, Parlance and Vocativ were merged, with SPi CRM as the surviving entity.
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
A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.
If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any non-controlling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.
Basis of Consolidation prior to January 1, 2009
In comparison to the above mentioned policies which are applied on a prospective basis, the following differences applied: (a) acquisition of non-controlling interests was accounted for using the parent entity extension method, whereby, the difference between the consideration and the net book value of the proportionate share in the net assets acquired is recognized as goodwill; (b) the non-controlling interest share in the losses incurred by the PLDT Group until the non-controlling equity interest in the subsidiary was reduced to nil and any further excess losses were attributable to the parent, unless the non-controlling interest had a binding obligation to cover these excess losses; and (c) upon loss of control, the PLDT Group accounted for the investment retained at its proportionate share of net asset value at the date the control was lost.
Non-controlling interests represent the equity interests in Philcom subsidiaries namely, Metro Kidapawan Telephone Corp., or MKTC, and Datelco Global Communications, Inc., or DGCI; equity interest in BOW, PCEV, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, netGames, Chikka, BayanTrade and Infocom not held directly by PLDT or indirectly through one of our subsidiaries.
PCEV’s Share Buyback Program
PCEV’s Board of Directors approved three share buyback programs during its meetings on November 3, 2008, March 2, 2009 and August 3, 2009. For all three programs, the buyback was done through the trading facilities of the PSE via open market purchases, block trades or other modes, subject to compliance with applicable laws, rules and regulations. Number of shares approved for repurchase under the buyback programs were 58 million, 25 million and 61.5 million for the programs approved on November 3, 2008, March 2, 2009 and August 3,

2009, respectively. The program approved on November 3, 2008 was completed in January 2009 at a total cost of Php403 million, while the program approved on March 2, 2009 was completed in March 2009 at a total cost of Php188 million. The program approved on August 3, 2009 is still ongoing and will continue until the number of shares earmarked for the program has been fully repurchased or until such time as PCEV’s Board of Directors determines otherwise. The most recent share buyback program was undertaken to accommodate minority shareholders who may not have had the opportunity to participate in the tender offer of Smart due to various constraints. The maximum price under this program is Php8.50 per share. As at December 31, 2010, approximately 3.6 million shares at a cost of Php29.8 million have been repurchased under the third buyback program.
As at December 31, 2010 and 2009, cumulative shares repurchased under the share buyback programs totaled approximately 86.6 million and 85.8 million at an aggregate cost of Php621 million and Php614 million, respectively, which reduced the amount of non-controlling interest by the same amount.
Corporate Merger of Vocativ, Parlance and SPi CRM
On June 26, 2009, ePLDT’s Board of Directors approved the plan for merger of its wholly-owned subsidiaries, Vocativ and Parlance, as the absorbed entities, and SPi CRM, as the surviving entity. The Articles and Plan of Merger was approved by the Philippine Securities and Exchange Commission, or Philippine SEC, on April 8, 2010. The merger did not have any impact on the consolidated financial statements of PLDT Group.
Reorganization of ePLDT
On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the ICT business group, which provides data center services, internet and online gaming services and business solutions and applications; and (ii) the business process outsourcing, or BPO, business group, which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi. The BPO business group will be eventually transferred to PLDT, subject to the finalization of the terms and conditions thereof and the execution of relevant agreements. The reorganization is not expected to have an impact on PLDT’s consolidated financial statements. See Note 4 — Operating Segment Information.
Statement of Compliance
Our consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
Changes in Accounting Policies and Disclosures
Our accounting policies are consistent with those of the previous financial year except for the adoption of the following amendments and improvements to existing IFRSs and new interpretation as at January 1, 2010:
•	Amendment to IFRS 2, Share-based Payment — Group Cash-settled Share-based Payment Transactions;

•	Improvements to IFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations;

•	Amendment to International Accounting Standard, or IAS, 39, Financial Instruments: Recognition and Measurement — Eligible Hedged Items;

•	IFRIC 17, Distributions of Non-cash Assets to Owners; and

•	Improvements to IFRSs (2009)
The changes introduced by such amendments, improvements and new interpretation are as follows:
Amendment to IFRS 2, Share-based Payment. The amendments clarify how an individual subsidiary in a group should account for the share-based payment arrangements in its own financial statements. It further states that an entity that receives goods or services in a share-based payment arrangement must account for these goods or services no matter which entity in the group settles the transaction, and regardless of whether the transaction is equity-settled or cash-settled. The adoption of this amendment did not have any impact on our financial position or performance.
Improvements to IFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. When a subsidiary is held-for-sale, all of its assets and liabilities will be classified as held-for-sale under IFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale. The amendment was applied prospectively and has no impact on either our financial position or performance.
Amendment to IAS 39, Financial Instruments: Recognition and Measurement — Eligible Hedged Items. Amendment to IAS 39 addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. We have concluded that the amendment had no impact on our financial position or performance as we have not entered into such hedges.
IFRIC 17, Distributions of Non-cash Assets to Owners. This interpretation provides guidance on non-reciprocal distribution of assets by an entity to its owners acting in their capacity as owners, including distributions of non-cash assets and those giving the shareholders a choice of receiving non-cash assets or cash, provided that: (a) all owners of the same class of equity instruments are treated equally; and (b) the non-cash assets distributed are not ultimately controlled by the same party or parties both before and after the distribution, and as such, excluding transactions under common control. The interpretation had no effect on either our financial position or performance.
Improvements to IFRSs
Improvements to IFRSs is an omnibus of amendments to standards that deals primarily with a view to remove inconsistencies and clarify wording. There are separate transitional provisions for each standard, all of which were effective beginning January 1, 2010. The adoption of the following amendments resulted in changes to our accounting policies but had no impact on our financial position or performance.
•	IFRS 2, Share-based Payment. The amendment clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of IFRS 2, even though they are out of scope of Revised IFRS 3, Business Combinations.

•	IFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. The amendment clarifies that the disclosures required in respect of noncurrent assets or disposal groups classified as held-for-sale or discontinued operations are only those set out in IFRS 5. The disclosure requirements of other IFRSs apply only if specifically required for such noncurrent assets or discontinued operations.

It also clarifies that the general requirements of IAS 1, Presentation of Financial Statements, still apply, particularly paragraphs 15 (to achieve fair presentation) and 125 (sources of estimation and uncertainty).

•	IFRS 8, Operating Segments. The amendment clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker. As the chief operating decision maker reviews segment revenues, net income (loss) for the year, assets, liabilities, and other segment information of our reportable operating segments, we have continued to disclose this information in Note 4 — Operating Segment Information.

•	IAS 1, Presentation of Financial Statements. The amendment terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

•	IAS 7, Statement of Cash Flows. The amendment explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities. This amendment will impact, among others, the presentation in the statement of cash flows of the contingent consideration on the business combination completed in 2010 upon cash settlement.

•	IAS 17, Leases. The amendment removes the specific guidance on classifying land as lease so that only the general guidance remains.

•	IAS 36, Impairment of Assets. The amendment clarifies that the largest unit permitted for allocating goodwill acquired in a business combination is the operating segment, as defined in IFRS 8, before aggregation for reporting purposes. The amendment had no impact on us as the annual impairment test is performed before aggregation.

•	IAS 38, Intangible Assets. The amendment clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset, provided that the individual assets have similar useful lives. It also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.

•	IAS 39, Financial Instruments: Recognition and Measurement. The amendment clarifies that a prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract. The amendment also clarifies that the scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell and acquiree at a future date, applies only to forward binding contracts, and not derivative contracts where some actions by either party have yet to be taken. It also clarifies that gains or losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges of recognized financial instruments should be reclassified in the year that the hedged forecast cash flows affected profit or loss.

•	IFRIC 9, Reassessment of Embedded Derivatives. The improvement clarifies that it does not apply to possible reassessment, at the date of acquisition, of embedded derivatives in contracts acquired in a combination between entities or businesses under common control or in the formation of a joint venture.

•	IFRIC 16, Hedges of a Net Investment in a Foreign Operation. The improvement states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied.
Significant Accounting Policies
Business Combinations and Goodwill
     Business combinations from January 1, 2009
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer has the option to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.
When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.
If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.
Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with IAS 39 either in profit or loss or a charge to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.
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
     Business combinations prior to January 1, 2009
In comparison to the above policies, the following differences applied:
Business combinations were accounted for using purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest was measured at the proportionate share of the acquiree’s identifiable net assets.
Business combination achieved in stages was accounted for as separate steps. Additional acquisitions do not affect previously recognized goodwill.
When we acquire a business, embedded derivatives separated from the host contract by the acquiree are not reassessed on acquisition date unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.
Contingent consideration is recognized if, and only if, we have present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration are charged to goodwill except for accretion of interest which is recognized in profit or loss.
Investments in Associates
Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.
Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.
Our share in the profit or losses of our associates is shown on the face of our consolidated income statement. This is the profit or losses attributable to equity holders of the associate and therefore is profit or losses after tax and net of non-controlling interest in the subsidiaries of the associates.
Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. Where necessary, adjustments are made to bring such accounting policies in line with those of PLDT Group.
After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.
Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence, and the fair value of the remaining investment and proceeds from disposal, is recognized in profit or loss.

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
Upon loss of joint control and provided the former jointly controlled entity does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former jointly controlled entity upon loss of joint control, and the fair value of the remaining investment and proceeds from disposal, is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.
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
The functional and presentation currency of the entities under PLDT Group (except for SCH, SGP, 3rd Brand, BOW, SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, certain subsidiaries of Chikka, and certain subsidiaries of BayanTrade) is the Philippine peso.
Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.
The functional currency of SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; and Singapore dollar for SCH, SGP, 3rd Brand, BOW, and certain subsidiaries of BayanTrade. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in our consolidated income statement.
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
Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.
Our financial assets include cash and cash equivalents, short-term investments, trade and other receivables, quoted and unquoted equity and debt securities, advances and refundable deposits, and derivative financial assets.
     Subsequent measurement
The subsequent measurement of financial assets depends on the classification as follows:
     Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as at fair value through profit or loss if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as at fair value through profit or loss unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments — net” for derivative instruments and “Other income” for non-derivative financial assets. Interest earned and dividends received from financial assets at fair value through profit or loss are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.
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
     Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.
     Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.
     Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income reserve account is recognized in our consolidated income statement; or determined to be impaired, at which time the cumulative loss recorded in other comprehensive income reserve account is recognized in our consolidated income statement. Interest earned on holding available-for-sale debt securities are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income” when the right of the payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months of the end of the reporting period.
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
Our financial liabilities include accounts payable, accrued expenses and other current liabilities, interest-bearing financial liabilities, customers’ deposits, derivative financial liabilities, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account.
     Subsequent measurement
The subsequent measurement of financial liabilities depends on their classification as follows:
     Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities are classified as at fair value through profit or loss if they are acquired for the purpose of repurchasing in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at fair value through profit or loss unless they are designated as effective hedging instruments. Financial liabilities at fair value through profit or loss are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments — net” for derivative instruments and “Other income” for non-derivative financial liabilities.

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
     Other financial liabilities
After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.
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
     Amortized cost of financial instruments
Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of EIR.
     “Day 1” difference
Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.
     Impairment of Financial Assets
We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.
     Financial assets carried at amortized cost
If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.
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
The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.
     Available-for-sale financial assets
In the case of equity investments classified as available-for-sale financial assets, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income reserve account and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income reserve account is reclassified from other comprehensive income reserve account to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income account to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income reserve account.
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
When we have transferred the rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.
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
The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models, and other relevant valuation models.
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
Amounts taken to comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.
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
     Current versus noncurrent classification
Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).
Where the group will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.
Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.
Derivative instruments that are designated as effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.
Property, Plant and Equipment
Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Cost includes the cost of replacing part of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in our consolidated income statement as incurred. The present value of the expected cost of the decommissioning of the asset after use is included in the cost of the respective assets if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.
Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in
Note 9 — Property, Plant and Equipment.
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
Construction-in-progress is transferred to the related property, plant and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for service.
Borrowing Costs
Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily takes a substantial period of time to get ready for its intended use or sale. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.
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
Investment Properties
Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which has been determined based on the latest valuations performed by an independent firm of appraisers. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the year in which they arise. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.
Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal.
Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use. The difference between the carrying amount of the occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income.
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

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.
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
Impairment of Non-Financial Assets
     Property, plant and equipment
We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.
For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

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
If there is incomplete allocation of goodwill acquired in a business combination to cash generating units, or group of cash generating units, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.
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
Investment in Debt Securities
Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized as “Interest income” in our consolidated income statement.
Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.
Short-term Investments
Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.
Trade and Other Receivables
Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost using the EIR method, less provision for impairment.
A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original EIR. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in our consolidated income statement.
When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in our consolidated income statement.
Revenue Recognition
Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, and overseas communication tax where applicable. We provide wireless communication, fixed line communication, and ICT services to our subscribers and customers. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components based on their relative fair value to reflect the substance of the transactions. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund. The following specific recognition criteria must also be met before revenue is recognized:
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
          Air time, traffic and VAS
Prepaid service revenues collected in advance are deferred and recognized as revenue based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit and network usage are recognized in the year the traffic occurs. Revenues related to local, long distance, network-to-network and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for calls terminating in their territories. Revenues related to, products and VAS are recognized upon delivery of the product or service, net of content providers share in revenue.
          Knowledge processing solutions and customer relationship management
Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to us and the amount of revenue can be measured reliably. Advance customer receipts that have not been recognized as revenue are recorded as advances from customers and presented as a liability in our consolidated statement of financial position. If the fee is not measurable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.
          Incentives
We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction to revenues. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.
Our wireless segment operates two loyalty points programmes, one for Smart Money cardholders and another for subscribers of Smart Gold, Smart Buddy and SmartBro. The loyalty programme for Smart Money allows cardholders, upon enrollment, to accumulate points when they use their card for purchases, Smart Load payments, and reloads for Smart’s prepaid cards, SmartBro prepaid Airtime and Smart Money Cash Load. The points for the programme can then be redeemed for airtime or load wallet. On the other hand, the loyalty programme for Smart’s cellular and broadband subscribers allows postpaid subscribers to accumulate points for billed transactions and prepaid subscribers for reloads or top-ups and VAS, and international direct dialing usage and tenure in the network for both postpaid and prepaid subscribers. The points for the loyalty programme for the subscribers can then be redeemed, upon registration, for bill rebates, discounts on cellular phonekit purchases, on-network short messaging services or internet surf time. Redemption for both programmes are subject to a minimum number of points being required. Consideration received is allocated between the services sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined by applying statistical analysis. The fair value of the points issued are deferred and recognized as revenue when the points are redeemed.
     Non-service Revenues
          Handset and equipment sales
Sale of cellular handsets and communication equipment are recognized upon delivery to the customer.
          Interest income
Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR. The majority of interest income represents interest earned from cash and cash equivalents, short-term investments and investment in debt securities.
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
Retirement Benefits
     Defined benefit pension plans
We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by the respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments, changes in actuarial assumptions and the effect of any curtailments or settlements. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), net of past service cost and actuarial gains and losses not yet recognized, and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by long-term employee benefit fund and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service cost and actuarial gains and losses not yet recognized, and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.
     Defined contribution plans
Smart and I-Contacts record expenses for their contribution to the defined contribution plans when the employee renders service to Smart and I-Contacts, respectively, essentially coinciding with their cash contributions to the plans.
Other Long-term Employee Benefits
Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, are determined using the projected unit credit method. Employee benefit costs include current service cost, interest cost, actuarial gains and losses and past service costs. Past service costs and actuarial gains and losses are recognized immediately.
The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.
Share-based Payment Transactions
     Cash-settled transactions
Our 2007 to 2009 LTIP grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the 2007 to 2009 LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement for the year.
Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.
Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).
As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term and lease amortization is accounted for as reduction of lease receivable.
As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.
All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term.
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
Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
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
Contingencies
Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.
Events After the End of the Reporting Period
Post quarter-end events that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the consolidated financial statements. Post quarter-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.
Equity
Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value.
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
Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value.
Retained earnings represent our net accumulated earnings less cumulative dividends declared.
Other comprehensive income comprise items of income and expense, including reclassification adjustments, that are not recognized in profit or loss as required or permitted by other IFRSs.
Non-controlling interests represent the equity interests in MKTC, DGCI, BOW, PCEV, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, netGames, Chikka, BayanTrade and Infocom not held directly by PLDT or indirectly through one of our subsidiaries.
New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2010
We will adopt the following revised standards and interpretations enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards and amendments to IFRS to have a significant impact on our consolidated financial statements.
Effective 2011
Revised IAS 24, Related Party Disclosures. The standard has been revised to simplify the identification of related party relationship and re-balance the extent of disclosures of transactions between related parties based on the costs to preparers and the benefits to users in having this information available in consolidated financial statements. Also, the revised standard provides a partial exemption from the disclosure requirements for government-related entities. This revised standard is applied retrospectively and is applicable for annual periods beginning on or after January 1, 2011.
Amendment to IAS 32, Financial Instruments: Presentation — Classification of Rights Issues. The definition of a financial liability in the standard has been amended to classify right issues (and certain options or warrants)

as equity instruments if: (a) the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments; and (b) the instruments are used to acquire fixed number of the entity’s own equity instruments for a fixed amount in any currency. This amendment is applied retrospectively and is applicable for annual periods beginning on or after February 1, 2010.
Amendment to IFRIC 14, Prepayments of a Minimum Funding Requirement. The interpretation has been amended to permit an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment should be applied to the beginning of the earliest period presented in the first financial statements in which the entity applied the original interpretation. This amendment is applied retrospectively and is applicable for annual periods beginning on or after January 1, 2011.
IFRIC 19, Extinguishing Financial Liabilities with Equity Instrument. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment. Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in profit or loss. This interpretation is applied retrospectively and is applicable for annual periods beginning on or after July 1, 2010 from the beginning of the earliest comparative period presented.
Improvements to IFRSs
Improvements to IFRSs were issued by the IASB in May 2010. There are separate transitional provisions for each standard which are all effective beginning January 1, 2011.
•	IFRS 3, Business Combinations. The improvements include: (a) clarification that the amendments to IFRS 7, Financial Instruments: Disclosures, IAS 32, Financial Instruments: Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008); (b) guidance that the choice of measuring non-controlling interests at fair value or at the proportionate share of the acquiree’s net assets applies only to instruments that represent present ownership interests and entitle their holders to a proportionate share of the net assets in the event of liquidation. All other components of non-controlling interest are measured at fair value unless another measurement basis is required by IFRS; and (c) clarification that the application guidance in IFRS 3 applies to all share-based payment transactions that are part of a business combination, including un-replaced and voluntarily replaced share-based payment awards. These improvements are applied prospectively.

•	IFRS 7, Financial Instruments. The amendment emphasizes the interaction between quantitative and qualitative disclosures about the nature and extent of risks associated with financial instruments. This amendment is applied retrospectively.

•	IAS 1, Presentation of Financial Statements. The amendment clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements. This amendment is applied retrospectively.

•	IAS 27, Consolidated and Separate Financial Statements. The improvement clarifies that the consequential amendments from IAS 27 made to IAS 21, The Effect of Changes in Foreign Exchange Rates, IAS 28, Investments in Associates, and IAS 31, Interests in Joint Ventures, apply prospectively for annual periods beginning on or after July 1, 2009, or earlier when IAS 27 is applied earlier. This improvement is applied retrospectively.

•	IAS 34, Interim Financial Reporting. The amendment provides guidance on how to apply disclosure principles in IAS 34 and add disclosure requirements around: (a) the circumstances likely to affect fair values of financial instruments and their classification; (b) transfers of financial instruments between different levels of the fair value hierarchy; (c) changes in classification of financial assets; and (d) changes in contingent liabilities and assets. This amendment is applied retrospectively.
•	IFRIC 13, Customer Loyalty Programmes. The amendment clarifies the meaning of fair value in the context of measuring award credits under customer loyalty programmes.
Effective 2012
Amendments to IFRS 7, Disclosures — Transfers of Financial Assets. The amendments will allow users of financial statements to improve their understanding of transfer transactions of financial assets including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. These amendments are applied prospectively and are applicable for annual periods beginning on or after July 1, 2011.
Amendment to IAS 12, Income Taxes — Deferred Income Tax: Recovery of Underlying Assets. The amendment provides a practical solution to the problem of assessing whether recovery of an asset will be through use or sale. It introduces a presumption that recovery of the carrying amount of an asset will normally be through sale. This amendment is effective for annual periods beginning on or after January 1, 2012.
Effective 2013
IFRS 9, Financial Instruments: Classification and Measurement. IFRS 9, as issued in 2010, reflects the first phase of the work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, hedge accounting and derecognition will be addressed. The completion of this project is expected in the middle of 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of our financial assets. We will quantify the effect to our consolidated financial statements in conjunction with the other phases, when issued, to present a comprehensive picture.
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
Determination of functional currency
The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.
The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso except for SMHC, SMI, TSI, BOW, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, and certain subsidiaries of Chikka, which is the U.S. dollar; and Singapore dollar for SCH, SGP, 3rd Brand, and certain subsidiaries of BayanTrade.

     Leases
As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17 which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php3,970 million, Php4,055 million and Php3,656 million for the years ended
December 31, 2010, 2009 and 2008, respectively. Total finance lease obligations amounted to Php43 million and Php64 million as at December 31, 2010 and 2009, respectively. See Note 20 — Interest-bearing Financial Liabilities, Note 26 — Contractual Obligations and Commercial Commitments and Note 28 — Financial Assets and Liabilities.
Significant influence in Manila Electric Company, or Meralco, on which PCEV has less than 20% ownership
Under IAS 28, significant influence must be present and currently exercisable over an investee to account for any interest in that investee as investment in an associate and carried at equity method of accounting. If an investor holds, directly or indirectly, less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.
On March 30, 2010, following the transfer of PCEV’s Meralco shares to Beacon Electric Asset Holdings, Inc., or Beacon, PCEV’s direct ownership in Meralco was reduced to approximately 6% from approximately 20%. Beacon is a jointly controlled entity of PCEV and Metro Pacific Investments Corporation, or MPIC, for the purpose of consolidating the ownership interest of PCEV and MPIC in Meralco. The decrease in PCEV’s direct ownership in Meralco, however, did not result in a change in PCEV’s representation on the Meralco Board of Directors. Prior to the transfer of approximately 14% interest in Meralco to Beacon, PCEV had three out of the 11 Board of Directors seats in Meralco. Based on the Omnibus Agreement, or OA, among PCEV, MPIC and Beacon, both PCEV and MPIC agreed that an equal number of Meralco nominee directors shall be chosen from each list of nominees provided by PCEV and MPIC. If the number of Meralco Nominee Directors for Beacon is an odd number, the remaining one Meralco Nominee Director shall be chosen alternatively first from the list of nominees provided by MPIC and then from the list provided by PCEV. The total Beacon ownership in Meralco entitles it to nominate three Board of Directors seats, two of whom are the Chairman of the Board and the President of PCEV. For Meralco Board of Directors, committees and officers, these are jointly nominated from a list of nominees mutually agreed to by MPIC and PCEV and affirmative votes for the appointment of individuals to different Board of Directors committees and officers that Beacon are also provided for under the current MPIC-PCEV shareholders agreement. The Board of Directors members, committees and Meralco officers, which are the operating decision makers of Meralco, are represented by MPIC and PCEV through nominations. On this basis, PCEV has retained significant influence over Meralco, despite having less than 20% ownership interest, by virtue of PCEV’s 6% direct ownership interest together with its indirect interest of about 17.5% through PCEV’s investment in Beacon. See
Note 10 — Investments in Associates and Joint Ventures.
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

Determining the recoverable amount of property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.
The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under IFRS. Total impairment charges (including provision for doubtful account receivables and write-down of inventories and supplies) amounted to Php2,438 million, Php5,061 million and Php4,180 million for the years ended December 31, 2010, 2009 and 2008, respectively. See Note 4 — Operating Segment Information, Note 5 — Income and Expenses and Note 10 — Investments in Associates and Joint Ventures.
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
The total depreciation and amortization of property, plant and equipment amounted to Php26,277 million, Php25,607 million and Php24,709 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization, amounted to Php163,184 million and Php161,256 million as at December 31, 2010 and 2009, respectively. See Note 4 — Operating Segment Information and Note 9 — Property, Plant and Equipment.
     Determining the fair value of investment properties
We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties is annually performed every December 31.
Net gains from fair value adjustments charged to profit or loss amounted to Php6 million, Php352 million and Php59 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total carrying values of our investment properties amounted to Php1,560 million and Php1,210 million as at December 31, 2010 and 2009, respectively. See Note 12 — Investment Properties.

     Goodwill and intangible assets
Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method starting
January 1, 2009 and purchase method for prior year acquisitions, which both require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.
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
The total amortization of intangible assets amounted to Php388 million, Php368 million and Php377 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total carrying values of goodwill and intangible assets amounted to Php11,485 million and Php13,024 million as at December 31, 2010 and 2009, respectively. See Note 13 — Business Combinations and Acquisition of Non-Controlling Interests and Note 14 — Goodwill and Intangible Assets.
     Recognition of deferred income tax assets and liabilities
We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart’s and Wolfpac’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.
Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php1,477 million and Php1,236 million as at December 31, 2010 and 2009, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php2,805 million and Php3,296 million as at December 31, 2010 and 2009, respectively. Total consolidated provision for deferred income tax amounted to Php1,198 million, Php656 million and Php2,715 million for the years ended December 31, 2010, 2009 and 2008, respectively. Total consolidated net deferred income tax assets amounted to Php6,110 million and Php7,721 million as at December 31, 2010 and 2009, respectively, while total consolidated net deferred income tax liabilities amounted to Php1,099 million and Php1,321 million as at December 31, 2010 and 2009, respectively. See Note 4 — Operating Segment Information and Note 7 — Income Taxes.
     Estimating allowance for doubtful accounts
If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.
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
Total asset impairment provision for trade and other receivables recognized in our consolidated income statements amounted to Php834 million, Php2,335 million and Php1,079 million for the years ended December 31, 2010, 2009 and 2008, respectively. Trade and other receivables, net of asset impairment, amounted to Php16,428 million and Php14,729 million as at December 31, 2010 and 2009, respectively. See Note 4 — Operating Segment Information, Note 5 — Income and Expenses, Note 16 — Trade and Other Receivables and Note 28 — Financial Assets and Liabilities.
     Estimating net realizable value of inventories and supplies
We write down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete or unusable are written-off and charged as expense in our consolidated income statement.
Total write-down of inventories and supplies amounted to Php108 million, Php389 million and Php242 million for the years ended December 31, 2010, 2009 and 2008, respectively. The carrying values of inventories and supplies amounted to Php2,219 million and Php2,165 million as at December 31, 2010 and 2009, respectively. See Note 4 — Operating Segment Information, Note 5 — Income and Expenses and Note 17 — Inventories and Supplies.
     Share-based payment transactions
Our 2007 to 2009 LTIP grants SARs to our eligible key executives and advisors. Under the 2007 to 2009 LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement. The estimates and assumptions are described in Note 25 — Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the 2007 to 2009 LTIP recognized as expense amounted to Php1,833 million and Php1,281 million for the years ended December 31, 2009 and 2008, respectively. The outstanding 2007 to 2009 LTIP liability of Php4,582 million as at December 31, 2009 was paid in full in April 2010. See Note 5 — Income and Expenses, Note 23 — Accrued Expenses and Other Current Liabilities and Note 25 — Share-based Payments and Employee Benefits.
     Estimation of pension benefit costs and other employee benefits
The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 — Share-based Payments and Employee Benefits. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These excess actuarial gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed at year-end.
Total consolidated pension benefit costs amounted to Php236 million, Php1,306 million and Php725 million for the years ended December 31, 2010, 2009 and 2008, respectively. Unrecognized net actuarial gains amounted to Php479 million as at December 31, 2010 and unrecognized net actuarial losses amounted to Php2,474 million as at December 31, 2009. The prepaid benefit costs amounted to Php5,333 million and Php5,414 million as at December 31, 2010 and 2009, respectively. The accrued benefit costs amounted to Php415 million and Php359 million as at December 31, 2010 and 2009, respectively. See Note 5 — Income and Expenses, Note 18 — Prepayments and
Note 25 — Share-based Payments and Employee Benefits.
The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the Executive Compensation Committee, or ECC, and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on prevailing discount rates and profit targets. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for other employee benefits. All assumptions are reviewed on a monthly basis. Total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at and for the year ended December 31, 2010. See Note 5 — Income and Expenses and Note 25 — Shared-based Payments and Employee Benefits.
          Provision for asset retirement obligations
Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,344 million and Php1,204 million as at December 31, 2010 and 2009, respectively. See Note 21 — Deferred Credits and Other Noncurrent Liabilities.
          Provision for legal contingencies and tax assessments
We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 — Provisions and Contingencies.
          Revenue recognition
Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.
Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, we cannot assure you that the use of such estimates will not result in material adjustments in future periods.
Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

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
Total fair values of financial assets and liabilities amounted to Php55,538 million and Php167,396 million as at December 31, 2010, respectively, while the total fair values of financial assets and liabilities amounted to Php58,225 million and Php165,063 million as at December 31, 2009, respectively. See Note 28 — Financial Assets and Liabilities.
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
For management purposes, we are organized into business units based on our products and services and have three reportable operating segments as follows:
•	Wireless — wireless telecommunications services provided through our cellular service providers namely, Smart, PCEV, (on August 17, 2009, Smart acquired the cellular business of PCEV, which is formerly known as Pilipino Telephone Corporation) and CURE; SBI, BOW, Airborne Access Corporation and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Philcom, Maratel, SBI, PDSI, BCC and PLDT Global, all of which together account for approximately 4% of our consolidated fixed line subscribers; and

•	ICT — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT and BayanTrade Group; knowledge processing solutions provided by the SPi Group; customer relationship management provided by SPi CRM (on April 8, 2010, SPi CRM, Parlance and Vocativ were merged wherein SPi CRM became the surviving entity); internet and online gaming services provided by Infocom, Digital Paradise, netGames and Level Up!; and

e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 — Investments in Associates and Joint Ventures.
On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the ICT business group, which provides data center services, internet and online gaming services and business solutions and applications; and (ii) the BPO business group, which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi. The BPO business group will be eventually transferred to PLDT, subject to the finalization of the terms and conditions thereof and the execution of relevant agreements.
Although our Board of Directors already approved the reorganization of ePLDT into two business groups — ICT business group and BPO business group, the actual reorganization has not yet been consummated as at March 29, 2011 and therefore, as at December 31, 2010, the chief operating decision maker continues to view our business activities using the three business units: Wireless, Fixed Line and ICT. The reorganization is not expected to have an impact on PLDT’s consolidated financial statements.
The chief operating decision maker and management monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the year; earnings before interest, taxes and depreciation and amortization, or adjusted EBITDA; adjusted EBITDA margin; and core income. Net income (loss) for the year is measured consistent with net income in the consolidated financial statements.
Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) — net, gains (losses) on derivative financial instruments — net, provision for (benefit from) income tax and other income.
Adjusted EBITDA margin is measured as adjusted EBITDA divided by service revenues.
Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to non-controlling interests), excluding foreign exchange gains (losses) — net, gains (losses) on derivative financial instruments — net, asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.
Transfer prices between operating segments are determined on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated upon full consolidation.
The segment revenues, net income for the year, assets, liabilities, and other segment information of our reportable operating segments as at and for the years ended December 31, 2010, 2009 and 2008 are as follows:

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Consolidated
	(in million pesos)
As at and for the year ended December 31, 2010
Revenues
External customer:	94,343	40,167	9,949	—	144,459
Service revenues (Note 3)	92,986	39,825	9,431	—	142,242
Non-service revenues (Notes 3 and 5)	1,357	342	518	—	2,217
Inter-segment transactions:	844	8,784	1,409	(11,037)	—
Service revenues (Note 3)	844	8,784	1,246	(10,874)	—
Non-service revenues (Notes 3 and 5)	—	—	163	(163)	—

Total revenues	95,187	48,951	11,358	(11,037)	144,459

Results
Depreciation and amortization (Notes 3 and 9)	13,243	12,292	742	—	26,277
Asset impairment (Notes 3, 5, 9, 10, 14, 16, 17, 18 and 28)	824	291	1,323	—	2,438
Financing costs — net (Notes 5, 9, 20 and 28)	2,683	3,856	176	(17)	6,698
Equity share in net earnings of associates and joint ventures (Note 10)	1,221	—	187	—	1,408
Interest income (Note 5)	698	484	35	(17)	1,200
Provision for (benefit from) income tax (Notes 3 and 7)	11,414	2,050	(38)	—	13,426
Net income (loss) for the year / Segment profit (loss) for the year	35,376	5,210	(327)	—	40,259
Adjusted EBITDA for the year	58,945	22,668	1,723	381	83,717
Adjusted EBITDA margin for the year	63%	47%	16%	—	59%
Core income for the year	35,418	5,580	1,030	—	42,028

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Consolidated
	(in million pesos)
Assets and liabilities
Operating assets	111,852	197,318	15,095	(75,763)	248,502
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	22,275	—	928	—	23,203
Deferred income tax assets — net (Notes 3, 7 and 28)	41	5,908	161	—	6,110

Consolidated total assets	134,168	203,226	16,184	(75,763)	277,815

Operating liabilities	96,895	104,944	4,435	(26,943)	179,331
Deferred income tax liabilities — net (Notes 3, 7 and 28)	596	22	178	303	1,099

Consolidated total liabilities	97,491	104,966	4,613	(26,640)	180,430

Other segment information
Capital expenditures (including capitalized interest)	16,959	11,057	750	—	28,766

As at and for the year ended December 31, 2009
Revenues
External customer:	96,560	41,318	10,115	—	147,993
Service revenues (Note 3)	94,865	41,085	9,617	—	145,567
Non-service revenues (Notes 3 and 5)	1,695	233	498	—	2,426
Inter-segment transactions:	964	10,055	1,434	(12,453)	—
Service revenues (Note 3)	964	10,055	1,234	(12,253)	—
Non-service revenues (Notes 3 and 5)	—	—	200	(200)	—

Total revenues	97,524	51,373	11,549	(12,453)	147,993

Results
Depreciation and amortization (Notes 3 and 9)	13,237	11,619	751	—	25,607
Asset impairment (Notes 3, 5, 9, 10, 14, 16, 17, 18 and 28)	2,026	2,901	134	—	5,061
Financing costs — net (Notes 5, 9, 20 and 28)	2,619	3,796	171	(30)	6,556
Interest income (Note 5)	1,139	402	28	(30)	1,539
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(68)	(98)	168	—	2
Provision for (benefit from) income tax (Notes 3 and 7)	12,514	2,258	(28)	—	14,744
Net income for the year / Segment profit for the year	33,727	5,864	504	—	40,095
Adjusted EBITDA for the year	59,411	25,215	1,330	238	86,194
Adjusted EBITDA margin for the year	62%	49%	12%	—	59%
Core income for the year	33,026	7,502	613	(3)	41,138

Assets and liabilities
Operating assets	107,880	206,385	16,297	(80,368)	250,194
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	21,440	—	793	—	22,233
Deferred income tax assets — net (Notes 3, 7 and 28)	187	7,346	188	—	7,721

Total assets	129,507	213,731	17,278	(80,368)	280,148

Operating liabilities	96,194	111,294	4,574	(32,360)	179,702
Deferred income tax liabilities — net (Notes 3, 7 and 28)	640	21	328	332	1,321

Total liabilities	96,834	111,315	4,902	(32,028)	181,023

Other segment information
Capital expenditures (including capitalized interest)	16,281	11,059	729	—	28,069

As at and for the year ended December 31, 2008
Revenues
External customer:	95,365	40,736	9,736	—	145,837
Service revenues	93,106	40,316	9,451	—	142,873
Non-service revenues (Note 5)	2,259	420	285	—	2,964
Inter-segment transactions:	487	8,950	1,247	(10,684)	—
Service revenues	487	8,950	966	(10,403)	—
Non-service revenues	—	—	281	(281)	—

Total revenues	95,852	49,686	10,983	(10,684)	145,837

Results
Depreciation and amortization (Notes 3 and 9)	11,975	11,901	833	—	24,709
Asset impairment (Notes 3, 5, 9, 10, 14, 16, 17, 18 and 28)	1,006	888	2,286	—	4,180
Provisions (Notes 3, 26 and 27)	897	1	—	—	898
Interest income (Note 5)	1,197	448	22	1	1,668
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(119)	(74)	17	—	(176)
Financing costs — net (Notes 5, 9, 20 and 28)	2,029	3,903	172	—	6,104

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Consolidated
	(in million pesos)
Provision for (benefit from) income tax (Notes 3 and 7)	16,124	3,048	(99)	—	19,073
Net income (loss) for the year / Segment profit (loss) for the year	29,499	7,732	(2,186)	(69)	34,976
Adjusted EBITDA for the year	60,967	25,854	1,056	119	87,996
Adjusted EBITDA margin for the year	65%	52%	10%	—	62%
Core income for the year	30,250	7,890	138	(64)	38,214

Assets and liabilities
Operating assets	112,162	189,377	15,963	(75,723)	241,779
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	531	—	643	—	1,174
Deferred income tax assets — net (Notes 3, 7 and 28)	251	9,131	223	—	9,605

Total assets	112,944	198,508	16,829	(75,723)	252,558

Operating liabilities	67,656	89,636	4,222	(17,213)	144,301
Deferred income tax liabilities — net (Notes 3, 7 and 28)	911	—	377	—	1,288

Total liabilities	68,567	89,636	4,599	(17,213)	145,589

Other segment information
Capital expenditures (including capitalized interest)	16,728	7,651	824	—	25,203

The following table shows the reconciliation of our consolidated adjusted EBITDA to our consolidated net income for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in million pesos)
Consolidated adjusted EBITDA	83,717	86,194	87,996
Amortization of intangible assets (Notes 3 and 14)	(388)	(368)	(377)
Depreciation and amortization (Notes 3 and 9)	(26,277)	(25,607)	(24,709)
Asset impairment:
Investments in associates and joint ventures (Notes 3, 5 and 10)	(78)	—	(282)
Property, plant and equipment (Notes 3, 5 and 9)	(120)	(634)	(104)
Goodwill and intangible assets (Notes 3, 5 and 14)	(1,243)	(379)	(2,450)
Prepayments and others (Notes 3, 5 and 18)	(55)	(1,324)	(23)

Consolidated operating profit for the year	55,556	57,882	60,051
Foreign exchange gains (losses) — net (Notes 9 and 28)	1,807	909	(6,170)
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	1,408	2	(176)
Interest income (Note 5)	1,200	1,539	1,668
Gains (losses) on derivative financial instruments — net (Note 28)	(1,741)	(1,006)	3,115
Financing costs — net (Notes 5, 9, 20 and 28)	(6,698)	(6,556)	(6,104)
Other income	2,153	2,069	1,665

Consolidated income before income tax	53,685	54,839	54,049
Provision for income tax (Notes 3 and 7)	13,426	14,744	19,073

Consolidated net income for the year	40,259	40,095	34,976

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in million pesos)
Consolidated core income for the year	42,028	41,138	38,214
Foreign exchange gains (losses) — net (Notes 9 and 28)	1,819	908	(6,170)
Core income adjustment on equity share in net earnings of associates and joint ventures	(699)	(517)	—
Gains (losses) on derivative financial instruments — net, excluding hedge cost (Note 28)	(1,307)	(407)	3,934
Asset impairment on noncurrent assets (Notes 3, 5, 9, 10, 14 and 18)	(1,492)	(1,948)	(2,486)
Net tax effect of aforementioned adjustments	(132)	607	825

Net income for the year attributable to equity holders of PLDT (Notes 6 and 8)	40,217	39,781	34,317
Net income for the year attributable to non-controlling interests	42	314	659

Consolidated net income for the year	40,259	40,095	34,976

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in million pesos)
Wireless services
Service revenues:
Cellular	85,555	87,829	87,410
Broadband	6,286	5,383	4,327
Satellite and others	1,145	1,653	1,369

	92,986	94,865	93,106
Non-service revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems	1,357	1,695	2,259

Total wireless revenues	94,343	96,560	95,365

Fixed line services
Services revenues:
Local exchange	15,205	15,530	15,794
International long distance	5,217	6,250	7,044
National long distance	4,651	6,239	6,143
Data and other network	14,448	12,585	10,864
Miscellaneous	304	481	471

	39,825	41,085	40,316
Non-service revenues:
Sale of computers	342	233	420

Total fixed line revenues	40,167	41,318	40,736

ICT services
Service revenues:
Knowledge processing solutions	5,289	5,215	5,272
Customer relationship management	2,284	2,676	2,922
Internet and online gaming	1,027	1,079	945
Data center and others	831	647	312

	9,431	9,617	9,451
Non-service revenues:
Point-product-sales	518	498	285

Total ICT revenues	9,949	10,115	9,736

Total products and services from external customers	144,459	147,993	145,837

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.
In each of the years ended December 31, 2010, 2009 and 2008, no revenue transactions with a single external customer accounted for 10% or more of our consolidated revenues from external customers.
5. Income and Expenses
Non-service Revenues
Non-service revenues for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	2010	2009	2008
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	1,699	1,928	2,679
Point-product-sales	518	498	285

(Note 4)	2,217	2,426	2,964

Compensation and Employee Benefits
Compensation and employee benefits for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	2010	2009	2008
	(in million pesos)
Salaries and other employee benefits	20,259	19,468	18,286
Manpower rightsizing program, or MRP	2,183	493	417
Incentive plans (Notes 3 and 25)	1,392	1,833	1,281
Pension benefit costs (Notes 3 and 25)	236	1,306	725

	24,070	23,100	20,709

Over the past years, we have been implementing MRP in line with our continuing effort to reduce the cost base of our businesses. The total MRP cost charged to operations amounted to Php2,183 million, Php493 million and Php417 million for the years ended December 31, 2010, 2009 and 2008, respectively. The decision to implement the MRP was anchored on the challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.
Cost of Sales
Cost of sales for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	2010	2009	2008
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	4,061	4,690	4,573
Cost of point-product-sales	588	584	511
Cost of satellite air time and terminal units (Notes 24 and 26)	122	158	168

	4,771	5,432	5,252

Asset Impairment
Asset impairment for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	2010	2009	2008
	(in million pesos)
Goodwill and intangible assets (Notes 3 and 14)	1,243	379	2,450
Trade and other receivables (Notes 3 and 16)	834	2,335	1,079
Property, plant and equipment (Notes 3 and 9)	120	634	104
Inventories and supplies (Notes 3 and 17)	108	389	242
Investments in associates and joint ventures (Notes 3 and 10)	78	—	282
Prepayments and others (Notes 3 and 18)	55	1,324	23

	2,438	5,061	4,180

Interest Income
Interest income for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	2010	2009	2008
	(in million pesos)
Interest income on other loans and receivables	1,134	1,406	1,545
Interest income on fair value through profit or loss	37	86	58
Interest income on held-to-maturity investments	29	47	65

(Note 4)	1,200	1,539	1,668

Financing Costs — net
Financing costs — net for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	2010	2009	2008
	(in million pesos)
Interest on loans and other related items (Notes 4, 20 and 28)	6,181	6,008	5,861
Accretion on financial liabilities — net (Notes 20, 21 and 28)	1,177	1,062	956
Financing charges	50	177	61
Capitalized interest (Notes 4 and 9)	(710)	(691)	(778)
Dividends on preferred stock subject to mandatory redemption (Note 8)	—	—	4

(Note 4)	6,698	6,556	6,104

Interest expense for short-term borrowings amounted to Php5 million, Php21 million and Php28 million for the years ended December 31, 2010, 2009 and 2008, respectively.
6. Other Comprehensive Income
The movements of other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2010, 2009 and 2008 are as follows:

		Net gains			Total other
	Foreign	(losses) on		Revaluation	comprehensive
	currency	available-for-	Net transactions	increment on	income		Total other
	translation	sale financial	on cash flow	investment	attributable to		comprehensive
	differences of	assets	hedges	properties	equity holders	Non-controlling	income (loss)
	subsidiaries	– net of tax	– net of tax	– net of tax	of PLDT	interests	– net of tax
	(in million pesos)
Balances as at January 1, 2008	(1,827)	33	411	—	(1,383)	115	(1,268)
Other comprehensive income for the year	1,425	(9)	(411)	—	1,005	65	1,070

Balances as at December 31, 2008	(402)	24	—	—	(378)	180	(198)

Balances as at January 1, 2009	(402)	24	—	—	(378)	180	(198)
Other comprehensive income for the year	(642)	3	—	—	(639)	(15)	(654)

Balances as at December 31, 2009	(1,044)	27	—	—	(1,017)	165	(852)

Balances as at January 1, 2010	(1,044)	27	—	—	(1,017)	165	(852)
Other comprehensive income for the year	(595)	22	—	314	(259)	(166)	(425)

Balances as at December 31, 2010	(1,639)	49	—	314	(1,276)	(1)	(1,277)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment reclassified to investment property at the time of change in classification.
7. Income Taxes
          Corporate Income Tax
The components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	6,110	7,721
Net deferred income tax liabilities (Notes 3 and 4)	(1,099)	(1,321)

The components of our consolidated net deferred income tax assets (liabilities) as at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Net deferred income tax assets:
Unearned revenues	2,586	3,412
Unamortized past service pension costs	2,548	2,974
Accumulated provision for doubtful accounts	2,488	2,708
Derivative financial instruments	1,028	825
Unrealized foreign exchange losses	924	1,291
MCIT	446	21
Provision for impaired assets	379	767
Accumulated write-down of inventories to net realizable values	289	293
NOLCO	119	44
Asset impairment	27	24
Capitalized taxes and duties — net of amortization	(186)	(246)
Capitalized foreign exchange differential — net of depreciation	(363)	(495)
Pension and other employee benefits	(1,361)	(891)
Undepreciated capitalized interest charges	(2,685)	(2,976)
Others	(129)	(30)

	6,110	7,721

Net deferred income tax liabilities:
Unearned revenues	668	1,047
Pension and other employee benefits	35	100
Fair value adjustment on fixed assets	(303)	(332)
Undepreciated capitalized interest charges	(304)	(536)
Intangible assets and fair value adjustments on assets acquired — net of amortization	(423)	(478)
Unrealized foreign exchange gains	(707)	(879)
Others	(65)	(243)

	(1,099)	(1,321)

Movements of our consolidated net deferred income tax assets (liabilities) for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Net deferred income tax assets — balance at beginning of year (Notes 3, 4 and 28)	7,721	9,605
Net deferred income tax liabilities — balance at beginning of year (Notes 3, 4 and 28)	(1,321)	(1,288)

Net balance at beginning of year	6,400	8,317
Provision for deferred income tax (Note 3)	(1,198)	(656)
Movement charged directly to equity	(139)	—
Business combinations (Note 13)	—	(349)
Excess MCIT deducted against RCIT due	—	(766)
Others	(52)	(146)

Net balance at end of year	5,011	6,400

Net deferred income tax assets — balance at end of year (Notes 3, 4 and 28)	6,110	7,721
Net deferred income tax liabilities — balance at end of year (Notes 3, 4 and 28)	(1,099)	(1,321)

The analysis of our consolidated net deferred income tax assets as at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	8,789	9,565
Deferred income tax assets to be recovered within 12 months	2,222	3,605

	11,011	13,170

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(4,240)	(4,793)
Deferred income tax liabilities to be settled within 12 months	(661)	(656)

	(4,901)	(5,449)

Net deferred income tax assets (Notes 3, 4 and 28)	6,110	7,721

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	690	1,161
Deferred income tax assets to be recovered within 12 months	72	20

	762	1,181

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,746)	(2,289)
Deferred income tax liabilities to be settled within 12 months	(115)	(213)

	(1,861)	(2,502)

Net deferred income tax liabilities (Notes 3, 4 and 28)	(1,099)	(1,321)

Provision for corporate income tax for the years ended December 31, 2010, 2009 and 2008 consists of:

	2010	2009	2008
	(in million pesos)
Current	12,228	14,088	16,358
Deferred (Note 3)	1,198	656	2,715

	13,426	14,744	19,073

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	(in million pesos)
Provision for income tax at the applicable statutory tax rates	16,105	16,452	18,917
Tax effects of:
Losses (income) subject to lower tax rate	450	(443)	1,408
Nondeductible expenses	442	201	724
Income not subject to income tax	(324)	(1,483)	(846)
Income subject to final tax	(404)	(502)	(616)
Equity share in net losses (earnings) of associates and joint ventures	(423)	(1)	62
Net movement in unrecognized deferred income tax assets and other adjustments	(661)	3,830	(576)
Difference between OSD and itemized deductions	(1,759)	(3,310)	—
Others	—	—	—

Actual provision for corporate income tax	13,426	14,744	19,073

The RCIT rate for domestic corporations and both resident and non-resident foreign corporations in the Philippines increased from 32% to 35% effective November 1, 2005 and was reduced to 30% effective January 1, 2009.
On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulations No. 16-2008 which implemented the provisions of Republic Act 9504, or R.A. 9504 on OSD. Under the OSD method in computing taxable income, corporations may elect a standard deduction in an amount equivalent to 40% of gross income, as provided by law, in lieu of the itemized allowed deductions.
For the year ended December 31, 2010, Smart and Wolfpac opted to use OSD in computing their taxable income. For the year ended December 31, 2009, Smart, PCEV, SHI and Wolfpac availed of the OSD in computing their taxable income.
Smart and Wolfpac expect to continue to use the OSD method for the foreseeable future. The availment of OSD method affected their recognition of deferred income tax assets and liabilities. Deferred income tax assets and liabilities of Smart and Wolfpac, for which the related income and expense are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities on the consolidated statements of financial position. This is because the manner by which they will recover or settle the underlying assets and liabilities would not result in any future tax consequence assuming OSD were applied. Deferred income tax assets and liabilities, for which the related income and expense are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming OSD were applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to OSD amounted to Php2,805 million and Php3,296 million as at December 31, 2010 and 2009, respectively. See Note 3 — Management’s Use of Judgments, Estimates and Assumptions.
The breakdown of our consolidated deductible temporary differences, carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of OSD) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
NOLCO	2,292	2,341
Accumulated provision for doubtful accounts	1,257	894
Unearned revenues	712	188
Provisions for other assets	170	163
Accumulated write-down of inventories to net realizable values	155	261
Fixed asset impairment	112	111
Pension and other employee benefits	60	44
MCIT	36	19
Unrealized foreign exchange losses	29	33
Derivative financial instruments	11	19

Operating lease and others	6	3
	4,840	4,076

Unrecognized deferred income tax assets (Note 3)	1,477	1,236

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
The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2010 is as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2008	December 31, 2011	5	622
December 31, 2009	December 31, 2012	10	970
December 31, 2010	December 31, 2013	467	1,096

		482	2,688

Consolidated tax benefits		482	806
Consolidated unrecognized deferred income tax assets		(36)	(687)

Consolidated recognized deferred income tax assets		446	119

The excess MCIT totaling Php482 million can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due amounted to Php156 million, Php766 million and Php857 million for the years ended December 31, 2010, 2009 and 2008, respectively. The amount of expired portion of excess MCIT amounted to Php5 million, Php3 million and Php2 million for the years ended December 31, 2010, 2009 and 2008, respectively.
NOLCO totaling Php2,688 million as at December 31, 2010 can be claimed as deduction against future taxable income. The NOLCO that was claimed as deduction against taxable income amounted to Php445 million,
Php56 million and Php17,710 million for the years ended December 31, 2010, 2009 and 2008, respectively. The amount of expired portion of NOLCO amounted to Php95 million, Php462 million and Php140 million for the years ended December 31, 2010, 2009 and 2008, respectively.
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
With the transfer of Mabuhay Satellite’s leasehold rights over the parcel of land where its satellite facility within the Subic Bay Freeport Zone is located as discussed on Note 9 — Property, Plant and Equipment, the registration of Mabuhay Satellite as a Subic Bay Freeport Enterprise was cancelled on July 1, 2010. Mabuhay Satellite is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.
          Registration with Philippine Economic Zone Authority, or PEZA
SPi is registered as an Ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions.
SPi CRM is registered as an Ecozone export enterprise to develop and operate a customer relationship management that serves local and overseas clients by providing customer relationship management services.
As registered PEZA enterprises, SPi and SPi CRM are entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.
Parlance, which is now merged into SPi CRM, was previously registered with the Board of Investments, or BOI, and became entitled to the same tax incentive provided to SPi CRM as set out earlier. Parlance’s ITH incentive under BOI expired on May 31, 2010 and its registration with PEZA was approved on April 30, 2010.
Two of its facilities (SPi CRM Iloilo and SPi CRM Pasig) will continue to enjoy ITH incentive as a BOI registered entity in PEZA registered locations. ITH incentive commenced in March 2005 up to February 2011 for SPi CRM Iloilo. Upon expiration of the ITH, SPi CRM Iloilo is now subject to a special income tax rate of 5% of gross income as a PEZA registered location. ITH incentive commenced in August 2006 up to July 2012 for SPi CRM Pasig. In relation to this, they are required to comply with specific terms and conditions stated in their PEZA Supplemental Agreement.
The registration with PEZA for the operations of SPi CRM in Dumaguete is still in progress and therefore it is subject to the regular corporate income tax. However, the Local Investment Board of Dumaguete City had issued a Certificate of Registration and Eligibility which granted SPi CRM the exemption to pay local business taxes and basic real property taxes on improvements for the period from November 2010 to October 2013.
SHI was registered with the PEZA as an Ecozone information technology enterprise on a non-pioneer status last July 31, 2009. Under the terms of registration, SHI is entitled to certain tax and non-tax incentives which include, among other things, an income tax holiday, or ITH, for four years starting June 2009.
Chikka Philippines, Inc., or CPI, was registered with the PEZA as an Ecozone information technology enterprise on a non-pioneer status last July 28, 2005. Under the terms of registration, CPI was entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years from July 2005 to July 2009. Upon expiration of the ITH, CPI is now subject to 5% special tax on gross revenue, net of certain deductions specifically provided for by the Act, in lieu of all national and local taxes, except real property taxes imposed by the local government. Income derived from non-registered activities is subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.
          Registration with BOI
On January 3, 2007, the BOI approved ePLDT’s application for pioneer status as a new IT service firm in the field of services related to Internet Data Center for its new data center facility. ePLDT was granted a six-year ITH for its new data center facility from January 2007.

Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. In April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and education project. Accordingly, the ITH period was extended from four years to six years and expired in January 2009. Level Up! is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.
Wolfpac is registered with the BOI as a new IT service firm in the field of an application service provider on a non-pioneer status. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004. On November 29, 2007, the BOI approved Wolfpac’s application for a one-year extension of ITH incentive on the basis that the capital equipment to labor ratio did not exceed US$10 thousand to one direct labor employee, as provided under Article 39 of Executive Order 226. The approved additional ITH is for the period from February 13, 2008 to February 12, 2009 and was not further extended. As such, Wolfpac is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.
SBI is registered with the BOI on a pioneer status, namely as: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of registration, SBI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years. As at December 31, 2010, only the BOI registration for nationwide broadband wireless access continues to enjoy the ITH incentive, which will expire in July 2011.
Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate enacted as at the end of the reporting period.
Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to
Php686 million, Php1,241 million and Php1,763 million for the years ended December 31, 2010, 2009 and 2008, respectively.
8. Earnings Per Common Share
The following table presents information necessary to calculate the earnings per common share, or EPS, for the years ended December 31, 2010, 2009 and 2008:

	2010				2009				2008
	Basic		Diluted		Basic		Diluted		Basic		Diluted
	(in million pesos)
Consolidated net income for the year attributable to equity holders of PLDT (Note 4)		40,217		40,217		39,781		39,781		34,317		34,317
Dividends on preferred shares (Note 19)		(458)		(458)		(457)		(457)		(455)		(455)

Consolidated net income for the year attributable to common equity holders of PLDT		39,759		39,759		39,324		39,324		33,862		33,862

	(in thousands, except per share amounts)
Outstanding common shares at beginning of year		186,797		186,797		187,484		187,484		188,741		188,741
Effect of issuance of common shares during the year (Note 19)		—		—		15		15		542		542
Average incremental number of shares under executive stock option plan, or ESOP, during the year		—		—		—		21		—		13
Effect of purchase of treasury stock during the year (Note 19)		(7)		(7)		(583)		(583)		(1,120)		(1,120)

Weighted average number of common shares for the year		186,790		186,790		186,916		186,937		188,163		188,176

Earnings per share for the year attributable to common equity holders of PLDT	Php	212.85	Php	212.85	Php	210.38	Php	210.36	Php	179.96	Php	179.95

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
Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decrease the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.
Since the amount of dividends on Series A to HH in 2010, Series A to EE in 2009 and Series A to EE, Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock in 2008 over its equivalent number of common shares increased the basic EPS, these Convertible Preferred Stock were deemed anti-dilutive. The calculation is based on the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under the ESOP and treasury shares, and compared against the basic EPS.
Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.
In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. We had acquired a total of approximately 2.72 million shares of PLDT’s common stock, representing approximately 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2010. We had acquired a total of approximately 2.68 million shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million as at December 31, 2009. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the years ended December 31, 2010 and 2009. See Note 19 — Equity and Note 28 — Financial Assets and Liabilities for further discussion.

9. Property, Plant and Equipment
As at December 31, 2010 and 2009, this account consists of:

					Vehicles,
					furniture and		Information
	Cable and	Central		Buildings	other		origination and	Land and	Property
	wire	office	Cellular	and	network	Communications	termination	land	under
	facilities	equipment	facilities	improvements	equipment	satellite	equipment	improvements	construction	Total
	(in million pesos)
As at December 31, 2008
Cost	115,980	83,562	76,229	21,040	34,816	9,581	8,251	2,527	25,234	377,220
Accumulated depreciation, impairment and amortization	(58,380)	(62,644)	(43,419)	(8,173)	(28,742)	(8,675)	(6,588)	(273)	—	(216,894)

Net book value	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

Year Ended December 31, 2009
Net book value at beginning of year	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326
Additions	1,834	513	4,040	316	1,970	149	225	67	19,091	28,205
Disposals/Retirements	(530)	(6)	(843)	(6)	(107)	(463)	(3)	(5)	(1,228)	(3,191)
Translation differences charged directly to cumulative translation adjustments	3	(2)	—	(10)	(13)	(47)	—	—	—	(69)
Acquisition through business combinations (Note 13)	1,348	194	141	186	104	—	420	105	(10)	2,488
Impairment losses recognized during the year (Notes 3, 4 and 5)	—	—	(96)	(54)	(17)	—	(418)	(49)	—	(634)
Reclassifications/Transfers (Note 12)	6,949	2,776	8,404	326	386	—	110	(184)	(19,029)	(262)
Depreciation and amortization (Notes 3 and 4)	(8,793)	(3,381)	(9,013)	(1,151)	(2,176)	(545)	(542)	(6)	—	(25,607)

Net book value at end of year (Note 3)	58,411	21,012	35,443	12,474	6,221	—	1,455	2,182	24,058	161,256

As at December 31, 2009
Cost	126,327	87,517	83,451	21,693	35,282	966	8,940	2,458	24,058	390,692
Accumulated depreciation, impairment and amortization	(67,916)	(66,505)	(48,008)	(9,219)	(29,061)	(966)	(7,485)	(276)	—	(229,436)

Net book value (Note 3)	58,411	21,012	35,443	12,474	6,221	—	1,455	2,182	24,058	161,256

Year Ended December 31, 2010
Net book value at beginning of year (Note 3)	58,411	21,012	35,443	12,474	6,221	—	1,455	2,182	24,058	161,256
Additions	1,494	245	2,336	228	2,045	—	184	—	22,284	28,816
Disposals/Retirements	(10)	(60)	(59)	(286)	(67)	—	—	—	(2)	(484)
Translation differences charged directly to cumulative translation adjustments	23	7	—	(5)	(59)	—	—	—	(4)	(38)
Acquisition through business combinations (Note 13)	—	—	—	—	73	—	—	—	—	73
Impairment losses recognized during the year (Notes 3, 4 and 5)	—	(11)	—	(13)	(5)	—	(91)	—	—	(120)
Reclassifications/Transfers (Notes 12 and 13)	4,578	2,440	5,653	823	1,740	—	104	(54)	(15,326)	(42)
Depreciation and amortization (Notes 3 and 4)	(7,851)	(3,705)	(9,418)	(2,004)	(2,792)	—	(506)	(1)	—	(26,277)

Net book value at end of year (Note 3)	56,645	19,928	33,955	11,217	7,156	—	1,146	2,127	31,010	163,184

As at December 31, 2010
Cost	132,356	89,992	90,574	21,873	38,078	966	9,136	2,405	31,010	416,390
Accumulated depreciation, impairment and amortization	(75,711)	(70,064)	(56,619)	(10,656)	(30,922)	(966)	(7,990)	(278)	—	(253,206)

Net book value (Note 3)	56,645	19,928	33,955	11,217	7,156	—	1,146	2,127	31,010	163,184

Substantially, all our telecommunications equipment are purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars. See Note 20 — Interest-bearing Financial Liabilities.
Interest and net foreign exchange losses capitalized to property, plant and equipment that qualified as borrowing costs for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Interest (Note 5)	710	691	778
Foreign exchange losses (gains) — net	—	(119)	385

The average interest capitalization rates used were approximately 7%, 6% and 8% for the years ended December 31, 2010, 2009 and 2008, respectively.

Our undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php1,325 million and Php1,799 million as at December 31, 2010 and 2009, respectively.
The useful lives of our assets are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	10 – 20 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, furniture and other network equipment	3 – 5 years
Information origination and termination equipment	3 – 15 years
Land and land improvements	10 years
Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases amounted to Php4 million and Php24 million as at December 31, 2010 and 2009, respectively. See Note 20 — Interest-bearing Financial Liabilities.
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
On July 1, 2010, Mabuhay Satellite, ABS and Broadband Broadcast Services Pte. Ltd., or BBS, executed a Conditions Precedent Waiver and Second Closing Confirmation, confirming that the second closing was deemed to have occurred on July 1, 2010. Second Closing means that date when transfer to BBS of Mabuhay Satellite’s ground control facilities, employees, leasehold rights and other assets and the transfer of ABS of the Agila 2 satellite became effective. Following the confirmation of second closing, the OMA was terminated.

Impairment of BOW’s Property and Equipment
In 2009, impairment losses were recognized equal to the net carrying value of BOW’s property and equipment amounting to Php524 million. The impairment losses resulted from the annual asset impairment test comparing the recoverable amount of the asset against its carrying value. The recoverable amount was determined based on value in use calculation using cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors. The pre-tax discount rate applied to cash flow projections is 8.7% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry. See Note 14 — Goodwill and Intangible Assets.
Impairment of Smart’s Payphone Business
In September 2010, Smart recognized impairment losses on its public telephone equipment in the amount of
Php92 million and engaged a third party contractor to operate and maintain its payphone business. Prior to the engagement of the third party, an impairment test was done to assess net cash flows from the business. The result showed that the future net cash flows were not enough to recover the carrying value of the related assets over the useful life of such assets. The recoverable amount was determined based on value in use, calculated using cash flow projections covering a three-year period from 2011 to the end of the assets expected useful lives in 2013. The pre-tax discount rate applied to cash flow projections was 7%.
10. Investments in Associates and Joint Ventures
As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Carrying Value of Investments in Associates:
Meralco	6,733	21,420
Philweb Corporation, or Philweb	878	750
ACeS International Limited, or AIL	—	—

	7,611	22,170

Carrying Value of Investments in Joint Ventures:
Beacon	15,438	—
Mobile Payment Solutions Pte. Ltd., or MPSPL	104	—
ePDS, Inc., or ePDS	50	43
PLDT Italy S.r.l., or PLDT Italy	—	20

	15,592	63

Total carrying value of investments in associates and joint ventures (Note 28)	23,203	22,233

Movements in the cost of investments for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Balance at beginning of year	24,170	4,346
Additions during the year (including transfer of interests in Meralco to Beacon)	15,245	21,555
Disposal during the year (including transfer of interests in Meralco to Beacon)	(14,767)	—
Business combinations (Note 13)	—	(821)
Dissolution of Mabuhay Space Holdings Limited, or MSHL	—	(887)
Translation and other adjustments	(12)	(23)

Balance at end of year	24,636	24,170

Movements in the accumulated impairment losses for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Balance at beginning of year	1,906	2,903
Impairment for the year (Notes 3, 4 and 5)	78	—
Dissolution of MSHL	—	(887)
Translation and other adjustments	(10)	(110)

Balance at end of year	1,974	1,906

Movements in the accumulated equity share in net earnings (losses) of associates and joint ventures for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Balance at beginning of year	(31)	(269)
Equity share in net earnings (losses) of associates and joint ventures for the year (Note 4):	1,408	2
Meralco	874	398
Beacon	354	—
Philweb	161	152
ePDS	26	21
SHI	(7)	—
BayanTrade	—	(5)
PLDT Italy	—	(98)
BOW	—	(466)
Disposals	(316)	—
Dividends	(530)	(357)
Translation and other adjustments	10	593

Balance at end of year	541	(31)

Investments in Associates
          PCEV’s Acquisition of Shares in Meralco
On March 12, 2009, First Philippine Holdings Corporation, or FPHC, First Philippine Utilities Corporation, or FPUC, and Lopez, Inc., (collectively, the Lopez Group) and PLDT entered into an investment and cooperation agreement under which: (a) PLDT acquired, through PCEV as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20,070 million, or Php90 per share; and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its assignee to nominate certain senior management officers and members of the board of directors and board committees of Meralco.
As part of the transaction, PCEV and FPUC also entered into an exchangeable note agreement under which PCEV purchased an exchangeable note dated April 20, 2009, issued by FPUC, with a face value of Php2,000 million, exchangeable into approximately 22.2 million shares of common stock of Meralco, which form part of the 223 million shares or approximately 20% of Meralco’s voting common shares to be acquired by PCEV in the transaction. The exchange option was exercised simultaneously with the acquisition of such shares by PCEV. PCEV recognized a derivative asset of Php563 million on April 20, 2009 for the exchange option feature of the agreement. The residual amount of Php1,437 million was allocated as the value of the host contract of the exchangeable note. The derivative asset was subsequently carried at fair value through profit or loss while the host contract was carried at amortized cost using effective interest rate.
On July 14, 2009, PCEV completed its acquisition of 223 million shares in Meralco for a cash consideration of Php18,070 million for the purchase of approximately 200.8 million shares and the conversion into approximately 22.2 million shares of an exchangeable note issued by FPUC with a market value, including its derivative option, of Php3,286 million. Thus, the investment in 223 million shares in Meralco was recorded at Php21,356 million and a gain of Php1,286 million was recognized on the exchangeable note, representing the mark-to-market gains of Php1,170 million from the derivative option and the amortization of the note’s discount of Php116 million. The acquisition of the shares was implemented through a special block sale/cross sale executed at the PSE.

PCEV engaged the services of an independent appraiser to determine the fair value of Meralco’s specific identifiable assets and liabilities and allocate the purchase price of PCEV’s investment in Meralco among the identified assets and liabilities based on fair value. Based on the final purchase price allocation, the difference of Php8,377 million between PCEV’s share on the total fair value of Meralco’s specific identifiable assets and liabilities and the total cost of PCEV’s investments was allocated as follows: (a) Php1,517 million for utility, plant and others; (b) Php320 million for investment properties; (c) Php36 million for investments in associates and joint ventures; (d) Php1,286 million for intangible assets particularly for franchise; (e) Php137 million for contingent liability; (f) Php1,295 million for deferred income tax liability; and (g) Php6,650 million for goodwill.
On March 30, 2010, PCEV reduced its investment in Meralco by Php15,083 million, the proportionate carrying amount of the 154.2 million Meralco shares sold and transferred to Beacon, see discussion under “Investments in Joint-Ventures — Transfer of PCEV’s Equity Interest in Meralco” section. PCEV will continue to use the equity method to account for its remaining investment in 68.8 million of Meralco’s common shares. See Note 3 — Management’s Use of Judgments, Estimates and Assumptions. The carrying value of investment in Meralco based on quoted share price of
Php228 per share amounted to Php6,733 million with market value of Php15,686 million as at December 31, 2010.
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
In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 26.87%. As at December 31, 2010 and 2009, ePLDT’s equity interest in Philweb is 26.4%.
Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 180 Internet Casino Stations nationwide. The market value of ePLDT’s investment in Philweb, based on quoted share price, amounted to Php5,358 million and
Php6,134 million as at December 31, 2010 and 2009, respectively.
          Investment of ACeS Philippines in AIL
As at December 31, 2010, ACeS Philippines had a 36.99% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.
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
Unrecognized share in net losses of AIL amounted to Php35 million and Php1 million for the years ended December 31, 2010 and 2009, respectively, while the unrecognized share in net gains of AIL amounted to
Php27 million for the year ended December 31, 2008. Share in net cumulative losses amounting to
Php3,639 million and Php3,820 million as at December 31, 2010 and 2009, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.
See Note 24 — Related Party Transactions and Note 26 — Contractual Obligations and Commercial Commitments for further details as to the contractual relationships with respect to AIL.
Summarized Financial Information of Associates
The following tables present the summarized financial information of our investments in associates in conformity with IFRS for equity investees in which we have significant influence as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008:

	2010	2009
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	131,812	128,954
Current assets	57,058	46,098
Equity	60,983	52,411
Noncurrent liabilities	79,501	78,949

Current liabilities	48,386	43,692

	2010	2009	2008
	(in million pesos)
Income Statements:
Revenues	246,807	186,227	572
Expenses	229,145	178,018	359
Other expenses	1,242	1,966	76
Net income	10,834	6,634	290

The above information includes the financial information of Meralco, which were adjusted to conform with our accounting policy on investment properties, as at and for the years ended December 31, 2010 and 2009 as shown below:

	2010	2009
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	130,423	127,444
Current assets	54,831	44,685
Equity	68,339	61,146
Noncurrent liabilities	72,552	68,860
Current liabilities	44,363	42,123

Income Statements:
Revenues	245,461	184,872
Expenses	228,288	173,927
Other expenses	1,281	1,966
Net income	10,117	6,005

Investments in Joint Ventures
          Transfer of PCEV’s Equity Interest in Meralco
On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA. Beacon, formerly known as Rightlight Holdings, Inc., was organized with the sole purpose of holding the respective shareholdings of PCEV and MPIC in Meralco. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity shares in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.

Investment in Beacon
     Prior to the transactions contemplated under the OA, MPIC beneficially owned the entire outstanding capital stock of Beacon, consisting of 25,000 common shares of Beacon, with a total par value of Php25,000.
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
     Under the OA, each of PCEV and MPIC agreed to subscribe to 1,156.5 million common shares of Beacon, for a subscription price of Php20 per share or a total of Php23,130 million. PCEV and MPIC also agreed that their resulting equity after such subscriptions and PCEV’s purchase from MPIC of 12,500 Beacon common shares will be 50% each of the outstanding common shares of Beacon.
     MPIC additionally agreed to subscribe to 801 million shares of Beacon’s preferred stock for a subscription price of Php10 per share or a total of Php8,010 million.
     The completion of the subscription of MPIC to 1,156.5 million common shares and 801 million preferred shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (c) full payment of the subscription price, which was made on March 30, 2010. Consequently, on March 30, 2010, MPIC completed its subscription to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or Php24,540 million in the aggregate; and (2) Php6,600 million in cash, as further described below in “Transfer of Meralco Shares to Beacon”.
     The completion of the subscription of PCEV to 1,156.5 million common shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) PCEV Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; (c) the approval of the shareholders of PCEV, which was obtained on May 7, 2010; and (d) the full payment of the subscription price, which was made on May 12, 2010.
     Although PCEV secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of PCEV’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PCEV recognized as an asset the deposit for future stock subscription of Php23,130 million for its subscription to 1,156.5 million common shares of Beacon. The deposit for future stock subscription was eventually reclassified to investment account when Beacon’s increase in authorized capital stock was approved by the Philippine SEC.
     The subscription price of PCEV’s and MPIC’s subscription to Beacon shares was offset in full (in the case of PCEV) and in part (in the case of MPIC) against the consideration for the transfer of Meralco shares held by PCEV and MPIC as described in “Transfer of Meralco Shares to Beacon” section below. In addition, MPIC settled its remaining balance in cash. On May 12, 2010, PCEV also completed the purchase from MPIC of 12,500 shares or 50% of the 25,000 Beacon common shares originally owned by MPIC.

Transfer of Meralco Shares to Beacon
     Alongside with the subscription to the Beacon shares described above, Beacon agreed to purchase 154.2 million and 163.6 million Meralco shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares.
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
     The completion of the sale of the PCEV Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) PCEV Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) the approval of the shareholders of PCEV, which was obtained on May 7, 2010. Consequently, on May 12, 2010, PCEV transferred 154.2 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php23,130 million.
     The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.
     Although PCEV secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of PCEV’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PCEV recognized a Php15,083 million investment (initially recognized as deposit for future stock subscription, see discussion above) in Beacon representing the proportionate carrying cost of the 154.2 million Meralco shares transferred to Beacon under the OA. PCEV recognized a deferred gain of Php8,047 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,083 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain, presented as a reduction in PCEV’s investment in Beacon, will only be realized upon the disposal of the investment to a third party.
     Subject to rights over certain property dividends that may be declared or distributed in respect of the approximately 317.8 million Transferred Shares, which will be assigned to FPHC if the Call Option (as discussed below), is exercised, the rights, title and interest transferred to Beacon by MPIC and PCEV in respect of the approximately 317.8 million Transferred Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Transferred Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of all of the foregoing.
     PCEV may, at some future time and under such terms and conditions as may be agreed by PCEV and Beacon, transfer to Beacon its remaining 68.8 million Meralco common shares.
     Call Option
     Under the OA, MPIC assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco held by FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.

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
     Property Dividends
     With respect to the approximately 317.8 million Transferred Shares, the remaining 68.8 million Meralco common shares held by PCEV and the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, certain property dividends that may be declared on such shares.
Governance Arrangements
     Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure resulted in a jointly-controlled entity.
On March 30, 2010, Beacon also entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation and PNB Capital and Investment Corporation as joint lead arrangers and various local financial institutions as noteholders. The proceeds of the notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option. The amount drawn under this facility amounted to Php16,200 million (Php16,027 million, net of debt issuance cost of Php173 million), and the remaining undrawn balance amounted to Php1,800 million as at December 31, 2010.
In 2010, Beacon engaged the services of an independent appraiser to provide the fair market values of the operating equity investments, fixed assets and intangible assets of Meralco at the time of Beacon’s acquisition of its Meralco shares and allocate the purchase price of Beacon’s investment in Meralco among the identifiable assets and liabilities based on fair value. Based on the final purchase price allocation, the difference of Php50,595 million between Beacon’s share of the total fair value of Meralco’s specific identifiable assets and liabilities and the total cost of Beacon’s investment was allocated as follows: (a) Php2,521 million for utility plant and others; (b) Php341 million for investment properties; (c) Php59 million for investment in associates and joint ventures; (d) Php1,814 million for intangible assets particularly for franchise; (e) Php26 million for contingent liability; (f) Php2,018 million for deferred income tax liabilities; and (g) Php47,904 million for goodwill.
Beacon also recognized in March 2010, a liability for contingent consideration amounting to Php2,373 million for certain property dividends that may be declared on its Meralco shares pursuant to the Option Agreement between Beacon and FPHC. The liability for contingent consideration was remeasured based on the fair value of said property dividends as at December 31, 2010, and the resulting re-measurement loss of Php331 million was charged to profit or loss.
As at December 31, 2010, the carrying value of Beacon’s investment in Meralco of Php73,322 million includes: (a) consideration for the Transferred Shares from PCEV of Php23,130 million and from MPIC of Php24,540 million; (b) consideration for the Option Shares from FPHC of Php22,410 million; (c) liability for contingent consideration of Php2,373 million; (d) capitalized costs of Php942 million pursuant to an agreement between PCEV and MPIC; and (e) equity share in net earnings of Meralco of Php2,655 million less (f) dividends received of Php2,728 million from Meralco.

As at December 31, 2010, Beacon held 393 million Meralco common shares representing approximately 35% equity interest in Meralco with market value of Php89,490 million based on quoted price of Php228 per share.
     Investment of SHI in MPSPL
In June 2010, SHI and MasterCard Asia/Pacific Pte. Ltd., or MasterCard Asia, entered into a joint venture agreement under which the parties agreed to form MPSPL. The joint venture will develop, provide and market certain mobile payment services among other activities as stipulated in the agreement. MPSPL was incorporated in Singapore on June 4, 2010 and is 40% and 60% owned by SHI and MasterCard Asia, respectively. On November 9, 2010, SHI contributed US$2.4 million representing 40% ownership in MPSPL.
     Investment of ePLDT in ePDS
ePLDT entered into a joint venture agreement on June 27, 2003 with DataPost Pte. Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and G3 Worldwide ASPAC pursuant to which the parties formed ePDS, a bills printing company that performs laser printing and enveloping services for statements, bills and invoices, and other VAS for companies in the Philippines. ePLDT has a 50% equity interest in ePDS, while DataPost has a 30% equity interest. Spring, the largest international mail services provider, owns the remaining 20% equity interest. ePDS has an initial paid-up capital of Php11 million.
     Investment of PLDT Global in PLDT Italy
PLDT Global holds 100% nominal interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, the aggregate amount of funding to be contributed by PLDT Global and HGC to PLDT Italy, in equal proportions, is capped at Euro 7.0 million. PLDT Global and HGC agreed to share equally the profit or loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholding in PLDT Italy to HGC.
In May and December 2010, the PLDT Italy Board of Directors, during its special meetings, approved the conversion of both partner’s loans to PLDT Italy totaling Euro 730 thousand into equity and to infuse additional cash of Euro 1 million.
The aggregate amount of funding contributed by PLDT Global and HGC to PLDT Italy was Euro 7.7 million and Euro 6.0 million as at December 31, 2010 and 2009, respectively. PLDT Global’s share of equity in the joint venture amounted to Euro 3.9 million, or Php238 million, and Euro 3.0 million, or Php200 million, as at December 31, 2010 and 2009, respectively.
Summarized Financial Information of Joint Ventures
The following table presents the summarized financial information of our investments in joint ventures as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.

	2010	2009
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	73,366	103
Current assets	1,807	244
Equity	55,047	57
Noncurrent liabilities	16,037	88
Current liabilities	4,089	202

	2010	2009	2008
	(in million pesos)
Income Statements:
Revenues	2,884	387	175
Expenses	297	527	387
Other expenses	1,503	3	2
Net income	1,065	154	223

The above information includes the financial information of Beacon as at and for the year ended December 31, 2010 as shown below:

(in million pesos)

Statement of Financial Position:
Noncurrent assets	73,322
Current assets	1,658
Equity	54,956
Noncurrent liabilities	16,027
Current liabilities	3,997

Income Statements:
Equity share in net income of Meralco	2,655
Expenses	78
Other expenses	1,501
Net income	1,077

As at December 31, 2010, we have no outstanding capital commitments with our joint ventures.
11. Investment in Debt Securities
As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
National Power Corporation, or NAPOCOR, Zero Coupon Bond	334	312
Rizal Commercial Banking Corporation, or RCBC, Note	150	150

Noncurrent portion of investment in debt securities (Note 28)	484	462

     NAPOCOR Zero Coupon Bonds
In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond, or NAPOCOR Bond, with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.88%. The NAPOCOR Bond, which is classified as a financial asset held-to-maturity, is carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php22 million, Php20 million and Php19 million for the years ended December 31, 2010, 2009 and 2008, respectively.
     RCBC Note
In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as held-to-maturity financial asset. Interest income recognized on the RCBC Note amounted to Php8 million for each of the years ended December 31, 2010 and 2009 and Php7 million for the year ended December 31, 2008.
12. Investment Properties
Movements in investment properties account for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Balance at beginning of year	1,210	617
Transfers from property, plant and equipment (Note 9)	491	262
Net gains from fair value adjustments charged to profit or loss(1) (Note 3)	6	352
Disposals	(147)	(21)

Balance at end of year (Notes 3 and 28)	1,560	1,210

(1) Presented as part of “Other income” in our consolidated income statement.

Investment properties, which consist of land and building, are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. The valuation was based on an open market value, supported by a market evidence in which such assets could be exchanged between a knowledgeable and willing buyer and seller in an arm’s length transaction at the date of valuation. None of our investment properties are being leased to third parties that earn rental income.
Repairs and maintenance expenses relating to investment properties amounted to Php75 million, Php24 million and Php3 million for the years ended December 31, 2010, 2009 and 2008, respectively.
13. Business Combinations and Acquisition of Non-Controlling Interests
2009 Acquisitions
     PLDT’s Acquisition of Philcom
On January 3, 2009, PLDT, PremierGlobal Resources and Philippine Global Communications, Inc., or PGCI, executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding shares of Philcom’s common stock for a cash consideration of Php75 million.
The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition as follows:

(in million pesos)

Assets:
Property, plant and equipment	1,851
Available-for-sale financial assets	5
Deferred income tax assets — net	3
Cash and cash equivalents	51
Trade and other receivables	204
Inventories and supplies — net	15
Prepayments	8

2,137

Liabilities:
Long-term debt	340
Deferred income tax liabilities — net	381
Pension and other employee benefits	13
Accounts payable	1,206
Accrued expenses and other current liabilities	77
Dividends payable	2
Income tax payable	3

2,022

115
Non-controlling interests	40

Net assets acquired	75

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

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values on April 15, 2009 as follows:

		Fair Value
	Previous Carrying	Recognized on
	Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment	21	21
Goodwill (Note 14)	184	216
Deferred income tax assets — net	19	19
Advances and refundable deposits	11	7
Cash and cash equivalents	6	6
Trade and other receivables	179	156
Prepayments and other current assets	6	—

	426	425

Liabilities:
Long-term debt	150	150
Pension and other employee benefits	5	5
Other noncurrent liabilities	59	16
Accounts payable	85	121
Accrued expenses and other current liabilities	75	82

	374	374

	52	51
Non-controlling interests	(9)	(10)

Net assets acquired	61	61

The net assets acquired in the December 31, 2009 consolidated financial statements were based on a provisional assessment of fair value as we are still in the process of determining the fair value of BayanTrade’s identifiable assets and liabilities. The results of this valuation had not been finalized as at the date the 2009 consolidated financial statements were approved for issuance by the Board of Directors.
The valuation of BayanTrade’s assets was completed in 2010 and the fair value of goodwill increased by Php32 million to Php216 million as a result of adjustments in the fair values of certain assets and liabilities as presented in the above table. The 2009 comparative information were no longer restated to reflect the adjustments and instead, were accounted for as current year adjustments.
The fair value of trade and other receivables and advances and refundable deposits amounted to Php156 million and Php7 million, respectively. The gross amount of trade and other receivables and advances and refundable deposits amounted to Php165 million and Php7 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php9 million. None of the advances and refundable deposits has been impaired and it is expected that the full contractual amount can be collected.
The goodwill of Php216 million pertains to the fair value of assembled workforce which offers managed information technology services and has personnel with skills in Systems, Applications and Products, Microsoft and other Enterprise Resource Planning, or ERP. BayanTrade has the largest pool of ERP practitioners in the South East Asia region.
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
     Smart’s Acquisition of Non-Controlling Interests in PCEV
Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire at Php8.50 per share, fully payable in cash on August 12, 2009, from PCEV’s non-controlling shareholders up to approximately 840 million shares which is approximately 7.2% of the outstanding common stock of PCEV at that time. Smart filed the Tender Offer Report with the Philippine SEC and the PSE on June 23, 2009 pursuant to Section 19 of the Securities Regulation Code, or SRC. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93.0% of PCEV’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of PCEV. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of non-controlling interests acquired of Php5,479 million presented as part of capital in excess of par value account under “Equity” in our consolidated statement of financial position.
     Smart’s Acquisition of Shares in BOW
In July 2009, Smart (through its subsidiary, SCH) increased its shareholdings in BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector to approximately 1.2 million shares representing 51.0% of the total issued and outstanding shares of BOW from 381 thousand shares or 28.3%. Total acquisition cost for Smart’s investment in BOW amounted to US$9 million, or Php439 million, which consists of: (a) US$4 million, or Php182 million, in cash; (b) US$2 million, or Php119 million, worth of advances; and (c) fair value of previously held interest amounting to US$3 million, or Php138 million. Net cash outflow related to the acquisition was US$12 million, or Php552 million, representing cash payment of US$17 million, or Php783 million, net of cash acquired from BOW of US$5 million, or Php231 million.
The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values in July 2009 as follows:

	In U.S. Dollar	In Php(1)
	(in millions)
Assets:
Property, plant and equipment	12	558
Goodwill (Note 14)	1	45
Intangible assets (Note 14)	5	221
Advances and refundable deposits	—	7
Cash and cash equivalents	5	231
Trade and other receivables	—	33
Prepayments	—	31

	23	1,126

Liabilities:
Long-term debt	4	203
Accrued expenses and other current liabilities	2	106

	6	309

	17	817
Non-controlling interests	8	378

Net assets acquired	9	439

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
The acquisition date fair value of previously held equity interest of 28.3% by Smart immediately before the acquisition date amounted to Php138 million. The amount of loss recognized as a result of remeasuring previously held equity interest to fair value amounted to Php381 million and is included in “Equity share in net earnings of associates and joint ventures” in our consolidated income statement.
The goodwill of Php45 million pertains to the fair value of the synergies arising from the acquisition of BOW by SCH. BOW complements Smart Link, Smart’s satellite service catering to the mobile communication requirements of the international maritime market.
Our consolidated revenues would have increased by Php68 million while our consolidated net income would have decreased by Php300 million for the year ended December 31, 2009 had the additional acquisition of BOW actually taken place on January 1, 2009. Total revenues and net losses of BOW included in our 2009 consolidated income statement from July 2009 to December 31, 2009 amounted to Php10 million and Php906 million, respectively.

     SPi’s Acquisition of Laguna Medical Systems, Inc., or Laguna Medical
On August 31, 2009, SPi acquired through SPi-America, a wholly-owned U.S. subsidiary of SPi, a 100% equity interest in Laguna Medical for a cash contribution of US$6.6 million, or Php313 million, plus a contingent consideration in the form of a mandatory put-call option with an aggregate fair value at acquisition date of US$5.4 million, or Php257 million. As at date of the acquisition, the net cash outflows related on acquisition was US$5.6 million, or Php287 million, representing cash payments of US$6.6 million, or Php313 million, net of cash acquired from Laguna Medical of US$1 million, or Php26 million. Total purchase price consideration including the fair market value of contingent liability at acquisition date amounted to US$12 million, or Php579 million. Incidental cost related to the acquisition was recognized as expense. See Note 21 — Deferred Credits and Other Noncurrent Liabilities and Note 23 — Accrued Expenses and Other Current Liabilities.
The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition as follows:

			Fair Value Recognized on
	Previous Carrying Value		Acquisition
	In U.S. Dollar	In Php(1)	In U.S. Dollar	In Php(1)
	(in millions)
Assets:
Property, plant and equipment	—	8	—	8
Goodwill (Note 14)	10	494	10	463
Intangible assets (Note 14)	—	—	2	73
Deferred income tax assets — net	1	10	—	3
Cash and cash equivalents	1	26	1	26
Trade and other receivables	1	59	1	53
Other current assets	—	—	—	15

	13	597	14	641

Liabilities:
Accounts payable	—	—	—	4
Accrued expenses and other current liabilities	1	27	1	24
Deferred income tax liabilities — net	—	—	1	26
Other current liabilities	—	—	—	8

	1	27	2	62

Net assets acquired	12	570	12	579

(1) Converted to Philippine Peso using the exchange rate at the time of purchase of Php47.42 to US$1.00.
The net assets acquired in the December 31, 2009 consolidated financial statements were based on a provisional assessment of fair value, while the PLDT Group sought an independent valuation on the value of Laguna Medical’s assets. The results of this valuation had not been received as at the date the 2009 consolidated financial statements were approved for issuance by the Board of Directors.
The valuation of Laguna Medical’s assets was completed in 2010 and the fair value of intangible assets were determined to be Php73 million. The fair value of goodwill decreased by Php31 million to Php463 million as a result of adjustments in the fair values of intangible assets and certain assets and liabilities as presented in the above table. The 2009 comparative information was not restated to reflect these adjustments and instead these adjustments were applied directly to the respective assets and liabilities accounts in 2010.
The goodwill of Php463 million pertains to the fair value of expansion of the healthcare product offering of SPi and other unidentified intangible assets that did not qualify as intangible assets under IAS 38.
The intangible assets pertaining to Laguna Medical’s customer relationship and internally developed software were determined at Php50 million and Php23 million, respectively, with estimated useful lives of eight and three years, respectively. Intangible assets were valued by an independent appraiser based on multiple excess earnings approach using weighted average cost of capital of 10.7%.
The fair value of trade and other receivables, which is equal to gross amount, amounted to Php53.4 million. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php0.4 million.
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
     Smart’s Acquisition of PDSI
In May and October 2009, Smart acquired an aggregate of approximately 84 million shares, representing the total issued and outstanding capital stock of PDSI, for a total consideration of Php1,569 million. The acquisition was completed on two dates: (a) the first closing took place on May 14, 2009 and involved the acquisition of approximately 34 million shares representing 40% of the issued and outstanding shares of PDSI for a consideration of Php632 million; and (b) the second closing took place on October 2, 2009 and involved the acquisition of the remaining approximately 50 million shares representing 60% of the issued and outstanding shares of PDSI for a consideration of Php937 million.
The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition as follows:

		Fair Value
	Previous Carrying	Recognized on
	Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment	42	115
Goodwill (Note 14)	1,597	1,530
Intangible assets (Note 14)	—	23
Prepayments	10	10
Advances and refundable deposits — net of current portion	8	8
Cash and cash equivalents	12	12
Trade and other receivables	42	42
Current portion of advances and refundable deposits	6	6

	1,717	1,746

Liabilities:
Deferred income tax liabilities — net	—	29
Accounts payable	30	30
Accrued expenses and other current liabilities	116	116
Income tax payable	2	2

	148	177

Net assets acquired	1,569	1,569

The net assets acquired in the December 31, 2009 consolidated financial statements were based on a provisional assessment of fair value, while the PLDT Group sought an independent valuation on the value of PDSI’s assets. The results of this valuation had not been received as at the date the 2009 consolidated financial statements were approved for issuance by the Board of Directors.
The valuation of PDSI’s assets was completed in 2010 and the fair value of property, plant and equipment and intangible assets were determined to be Php115 million and Php23 million, respectively. The fair value of goodwill decreased by Php67 million to Php1,530 million as a result of adjustments in the fair values of property, plant and equipment, intangible assets and deferred income tax liabilities — net. The 2009 comparative information was not restated to reflect these adjustments and instead these adjustments were applied directly to the respective assets and liabilities accounts in 2010.
The goodwill of Php1,530 million pertains to the fair value of the synergies arising from the acquisition of PDSI by Smart. PDSI complements SBI’s broadband internet service.
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
     Smart’s Acquisition of Chikka
On December 18, 2009, Smart acquired 120 thousand common shares, representing 100% of the outstanding share capital of Chikka for a total consideration of US$13.5 million, or Php629 million, of which US$12.1 million, or Php564 million, was paid in cash on December 18, 2009 and the balance of US$1.4 million, or Php65 million, was paid on September 27, 2010 upon completion of the post closing provisions. See Note 23 — Accrued Expenses and Other Current Liabilities.
The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition, as described below:

		Fair Value
	Previous Carrying	Recognized on
	Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment	8	8
Goodwill (Note 14)	561	469
Intangible assets (Note 14)	27	159
Advances and refundable deposits — net of current portion	1	1
Cash and cash equivalents	89	89
Trade and other receivables	51	51
Current portion of advances and refundable deposits	19	19

	756	796

Liabilities:
Deferred income tax liabilities — net	—	40
Accounts payable	8	8
Accrued expenses and other current liabilities	105	105
Accrued retirement benefits	12	12
Income tax payable	2	2

	127	167

Net assets acquired	629	629

The net assets acquired in the December 31, 2009 consolidated financial statements were based on a provisional assessment of fair value, while the PLDT Group sought an independent valuation on the value of Chikka’s assets. The results of this valuation had not been received as at the date the 2009 consolidated financial statements were approved for issuance by the Board of Directors.
The valuation of Chikka’s assets was completed in 2010 and the fair value of intangible assets for technology tradename, patents and trademarks were determined to be Php119 million. The fair value of goodwill decreased by Php92 million to Php469 million as a result of adjustments in the fair values of intangible assets and deferred income tax liabilities — net. The 2009 comparative information was not restated to reflect these adjustments and instead these adjustments were applied directly to the respective assets and liabilities accounts in 2010.
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
The goodwill of Php469 million pertains to the fair value of the synergies arising from the acquisition of Chikka by Smart. As a content provider, Chikka enhances Smart’s revenue stream from VAS.
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

14. Goodwill and Intangible Assets
Movements in goodwill and intangible assets for the years ended December 31, 2010 and 2009 are as follows:

								Total
	Intangible Assets							Goodwill
						Total		and
	Customer			Technology		Intangible		Intangible
	List	Spectrum	Licenses	Application	Trademark	Assets	Goodwill	Assets
	(in million pesos)
December 31, 2010
Costs:
Balance at beginning of year	1,655	1,205	613	967	27	4,467	15,201	19,668
Additions	19	—	19	4	1	43	—	43
Translation and other adjustments (Note 13)	(42)	—	(78)	22	131	33	(468)	(435)

Balance at end of year	1,632	1,205	554	993	159	4,543	14,733	19,276

Accumulated amortization and impairment:
Balance at beginning of year	995	428	448	964	—	2,835	3,809	6,644
Impairment during the year (Notes 4 and 5)	56	—	18	—	—	74	1,169	1,243
Amortization during the year (Note 3)	219	81	36	11	41	388	—	388
Translation and other adjustments (Note 13)	(58)	—	(76)	2	—	(132)	(352)	(484)

Balance at end of year	1,212	509	426	977	41	3,165	4,626	7,791

Net balance at end of year (Notes 3 and 28)	420	696	128	16	118	1,378	10,107	11,485

Estimated useful lives (in years)	1 — 8	15	2 — 18	3 — 5	1 — 10	—	—	—
Remaining useful lives (in years)	1 — 7	9	1 — 12	2 — 4	9	—	—	—

December 31, 2009
Costs:
Balance at beginning of year	1,696	1,205	370	894	—	4,165	12,289	16,454
Business combinations (Notes 3, 13 and 21)	—	—	221	—	27	248	3,013	3,261
Translation and other adjustments (Note 13)	(41)	—	22	73	—	54	(101)	(47)

Balance at end of year	1,655	1,205	613	967	27	4,467	15,201	19,668

Accumulated amortization and impairment:
Balance at beginning of year	794	348	203	860	—	2,205	3,799	6,004
Impairment during the year	—	—	213	73	—	286	93	379
Amortization during the year (Note 3)	220	80	37	31	—	368	—	368
Translation and other adjustments	(19)	—	(5)	—	—	(24)	(83)	(107)

Balance at end of year	995	428	448	964	—	2,835	3,809	6,644

Net balance at end of year (Notes 3 and 28)	660	777	165	3	27	1,632	11,392	13,024

Estimated useful lives (in years)	1 — 7	15	3 — 18	4 — 5	6	—	—	—
Remaining useful lives (in years)	1 — 4	10	2 — 13	1	6	—	—	—

Intangible Assets
     Intangible Assets from Acquisition of SPi, Level Up! and CyMed, Inc., or CyMed
In 2008, ePLDT recognized impairment in its intangible assets in SPi and Level Up! amounting to Php123 million and Php5 million, respectively, representing write-downs to recoverable amount using the value in use approach. The impairment resulted from a projected decline in revenues related to certain customer relationship and license agreements. The value in use was based on the discounted cash flow projection using the most recent financial forecast approved by management. In 2009, ePLDT performed an impairment testing in its intangible assets from the acquisition of SPi and Level Up! and no additional impairment charge was recognized.
In 2010, ePLDT recognized an impairment of its remaining intangible assets from the acquisition of SPi and CyMed amounting to Php19 million and Php38 million, respectively, pertaining to the medical transcription business of SPi, since the carrying amount of the individual assets from SPi and CyMed were deemed unrecoverable. Further, ePLDT also recognized an impairment charge of Php4 million representing all remaining intangible assets from the acquisition of Level Up!.

     Intangible Assets from Acquisition of BOW
In 2009, Smart recognized intangible assets of Php221 million for licenses and fees in BOW for the perpetual and exclusive worldwide maritime licenses granted by Altobridge, Limited to BOW to facilitate the successful communication between GSM and satellite communication networks. Smart recognized an impairment charge of Php213 million, net of amortization of Php8 million, for the year ended December 31, 2009, reducing the amount of intangible assets in BOW to zero as at December 31, 2009. The impairment loss resulted from the annual impairment test done on the Company’s assets. See Note 9 — Property, Plant and Equipment for the basis of impairment valuation.
     Intangible Assets from Acquisition of Chikka and PDSI
In 2009, Smart recognized intangible assets of Php27 million in Chikka for patents and trademark relating to Chikka’s internet-based instant messaging facility.
In 2010, Smart recognized intangible assets of Php92 million for technology and tradename and Php16 million for technology and customer base acquired in the purchase of Chikka Group and PDSI, respectively, based on the result of the valuation done by an independent appraiser. See Note 13 — Business Combinations and Acquisition of Non-Controlling Interests.
The consolidated future amortization of intangible assets as at December 31, 2010 is as follows:

Year	(in million pesos)

2011	274
2012	260
2013	208
2014	123
2015 and onwards	513

Balance at end of year	1,378

Impairment Testing of Goodwill
     Goodwill from Acquisition of SBI, CURE, Airborne Access, PDSI and Chikka
The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at December 31, 2010, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI in 2004, CURE in 2008, SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008 and Smart’s acquisition of PDSI and Chikka in 2009. The test for recoverability of Smart’s goodwill was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.
Although revenue streams may be segregated among Smart, CURE, SBI and PDSI through subscribers availing themselves of their respective cellular (for Smart and CURE) and wireless broadband (for SBI and PDSI) services, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common-used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 2G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone, as well as the Worldwide Interoperability for Microwave Access technology of PDSI. With the common use of wireless assets of Smart in providing 3G cellular and wireless broadband access, the lowest level of assets of CURE, SBI and PDSI for which cash flows are clearly identifiable from other groups of assets is Smart’s wireless business segment. On the other hand, Chikka’s mobile applications and content are developed mainly for the cellular subscribers of Smart and CURE.
The recoverable amount of this segment had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a five-year period from 2011 to 2015. The pre-tax discount rate applied to cash flow projections is 8.8% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.
     Goodwill from Acquisition of BOW
In December 2009, SCH recognized full impairment loss of Php45 million on goodwill resulting from its acquisition of BOW. The impairment loss resulted from the annual impairment test on the assets. See Note 9 — Property, Plant and Equipment for the basis of impairment valuation.
     Goodwill from Acquisition of SPi and its Subsidiaries, CyMed, Springfield Service Corporation, or Springfield, and Laguna Medical
The goodwill acquired through the SPi, CyMed, Springfield and Laguna Medical transactions was allocated for impairment testing to each of the cash-generating units of those businesses, namely medical transcription, litigation, content solutions, medical billing and medical coding, respectively. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The pre-tax discount rate of 15% was applied based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or business of such cash-generating units.
Since the carrying amount of the individual assets exceeded the recoverable amount, ePLDT recognized an impairment losses of Php905 million and Php1,815 million for the years ended December 31, 2010 and 2008, respectively, pertaining to the medical transcription business of SPi and CyMed and medical transcription and litigation businesses of SPi, respectively. In 2009, ePLDT performed an impairment testing in its goodwill from the acquisition of SPi and its Subsidiaries, CyMed, Springfield and Laguna Medical, and no additional impairment charge was recognized.
     Goodwill from Acquisition of Level Up!
Goodwill acquired from our acquisition in 2006 of a 60% equity interest in Level Up! was tested for impairment where the recoverable amount was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors of ePLDT. The pre-tax discount rate of 22% was applied based on the weighted average cost of capital adjusted for specific risks associated with the assets or business. ePLDT recognized an impairment charge of Php48 million and Php203 million for the years ended December 31, 2010 and 2008, respectively, pertaining to the goodwill from acquisition of Level Up!. In 2009, ePLDT performed an impairment testing in its goodwill from the acquisition of Level Up! and no additional impairment charge was recognized.
     Goodwill from Acquisition of Digital Paradise
Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The pre-tax discount rate applied was 22% which was based on the weighted average cost of capital. ePLDT recognized full impairment provision of Php85 million as at December 31, 2009.
     Goodwill from Acquisition of BayanTrade
Goodwill acquired from the acquisition of BayanTrade was tested for impairment based on the recoverable amount of the long lived assets, determined based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The pre-tax discount rate applied was 22%, which was based on the weighted average cost of capital. ePLDT recognized full impairment provision of Php216 million as at December 31, 2010.

15. Cash and Cash Equivalents
As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Cash on hand and in banks (Note 28)	2,906	3,300
Temporary cash investments (Note 28)	33,772	35,019

	36,678	38,319

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 28 — Financial Assets and Liabilities.
Interest income earned from cash in banks and temporary cash investments amounted to Php1,081 million, Php1,185 million and Php1,523 million for the years ended December 31, 2010, 2009 and 2008, respectively.
16. Trade and Other Receivables
As at December 31, 2010 and 2009, this account consists of receivables from:

	2010	2009
	(in million pesos)
Retail subscribers (Note 28)	8,917	8,026
Corporate subscribers (Notes 24 and 28)	7,998	9,106
Foreign administrations (Note 28)	4,479	4,353
Domestic carriers (Notes 24 and 28)	1,591	1,267
Dealers, agents and others (Notes 18, 24 and 28)	5,273	3,927

	28,258	26,679
Less allowance for doubtful accounts (Notes 3, 5 and 28)	11,830	11,950

(Notes 3, 5 and 28)	16,428	14,729

Movements in the allowance for doubtful accounts for the years ended December 31, 2010 and 2009 are as follows:

						Dealers,
		Corporate			Domestic	Agents and
	Total	Subscribers	Retail Subscribers	Foreign Administrations	Carriers	Others
	(in million pesos)
December 31, 2010
Balance at beginning of year	11,950	6,677	4,480	289	83	421
Provisions for the year (Notes 3, 4 and 5)	834	152	493	—	64	125
Write-offs	(932)	(562)	(284)	(5)	—	(81)
Translation and other adjustments	(22)	(311)	356	(126)	(9)	68

Balance at end of year	11,830	5,956	5,045	158	138	533

Individual impairment	8,861	5,413	2,745	158	138	407
Collective impairment	2,969	543	2,300	—	—	126

	11,830	5,956	5,045	158	138	533

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,861	5,413	2,745	158	138	407

December 31, 2009
Balance at beginning of year	12,336	6,323	5,089	439	174	311
Provisions for the year (Notes 3, 4 and 5)	2,335	670	1,512	18	35	100
Business combinations (Note 13)	513	36	454	—	—	23
Write-offs	(22)	(1,178)	(1,657)	(216)	(157)	(4)
Translation and other adjustments	(3,212)	826	(918)	48	31	(9)

Balance at end of year	11,950	6,677	4,480	289	83	421

Individual impairment	9,624	6,256	2,595	289	83	401
Collective impairment	2,326	421	1,885	—	—	20

	11,950	6,677	4,480	289	83	421

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,624	6,256	2,595	289	83	401

Receivables from foreign administrations and domestic carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.
17. Inventories and Supplies
As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Spare parts and supplies:
At net realizable value	1,152	982
At cost	2,163	1,998
Terminal and cellular phone units:
At net realizable value	737	652
At cost	918	981
Others:
At net realizable value	330	531
At cost	333	534

Total inventories and supplies at the lower of cost or net realizable value (Notes 3, 4, 5 and 28)	2,219	2,165

The cost of inventories and supplies recognized as expense for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Cost of sales	3,517	4,714	4,380
Repairs and maintenance	357	429	549
Write-down of inventories and supplies (Notes 3, 4 and 5)	108	389	242

	3,982	5,532	5,171

18. Prepayments
As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Prepaid taxes	7,476	7,768
Prepaid benefit costs (Notes 3 and 25)	5,333	5,414
Prepaid selling and promotions	1,011	102
Prepaid insurance (Note 24)	122	109
Prepaid rent — net (Notes 3 and 5)	53	208
Prepaid fees and licenses	40	44
Other prepayments	62	116

	14,097	13,761
Less current portion of prepayments (Note 28)	5,418	5,098

Noncurrent portion of prepayments (Note 28)	8,679	8,663

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.
Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations less unrecognized net actuarial gains or losses recognized in our consolidated statements of financial position. See Note 25 — Share-based Payments and Employee Benefits.
     Agreement between PLDT and Smart with ABC Development Corporation (TV5)
In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of PLDT Beneficial Trust Fund through its investee company, MediaQuest Holdings, Inc., for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. Total prepayment under the advertising placement agreements amounted to Php893 million as at December 31, 2010.
     Option to Purchase Series C Preferred Shares of ProtoStar
On September 16, 2008, PLDT signed an option to purchase Series C Preferred Shares of ProtoStar pursuant to which PLDT was entitled to subscribe for and purchase 39.7 million Series C Preferred Shares at the exercise price of US$0.6925 per share during the exercise period. PLDT paid US$27.5 million to ProtoStar as a deposit to pay the exercise price if PLDT exercised the option or, if not exercised, such payment would be applied as payment of Priority Deposit to ProtoStar under the Space Segment Services Agreement between PLDT and ProtoStar. On May 15, 2009, PLDT formally advised ProtoStar that it will not exercise its option to purchase ProtoStar’s Series C Preferred Shares and that it has elected to apply the US$27.5 million it had paid for such option as Priority Deposit under the Space Segment Services Agreement, which amount will be deemed as full payment of the space segment services upon Commencement Date under said agreement.
On July 29, 2009, ProtoStar and its affiliates ProtoStar Satellite Systems, Inc., ProtoStar I Ltd., ProtoStar II Ltd., ProtoStar Development Ltd. and ProtoStar Asia Pte. Ltd. each filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. An auction of ProtoStar’s ProtoStar I satellite was held in October 2009 and of ProtoStar’s ProtoStar II satellite in December 2009, the proceeds of which were to be distributed to ProtoStar’s secured lenders and the balance, if any, to its unsecured lenders. During the pendency of the proceedings, however, the unsecured creditors challenged the perfection of the secured lenders’ security over the satellites. Thereafter, settlement negotiations were commenced among ProtoStar, the secured lenders and the unsecured creditors. The parties reached a settlement, the terms of which are embodied in ProtoStar’s “Plan of Reorganization.” This Plan was confirmed by the bankruptcy court at a hearing held on October 6, 2010 in Delaware. The filing of the bankruptcy case and the eventual sale of the ProtoStar I satellite constitute a breach by ProtoStar of the Space Segment Services Agreement. On this basis, we recognized a full impairment provision of US$27.5 million, or Php1,304 million, in 2009 with respect to our Priority Deposit to ProtoStar under the Space Segment Services Agreement. On October 22, 2010, PLDT received approximately US$3.3 million as settlement of its claim and recognized such as “Other income” in the consolidated income statements. The remaining amount of US$24.2 million, for which full provision was made in 2009, was permanently written-off in our consolidated statement of financial position.
19. Equity
The movements of PLDT’s capital account for the years December 31, 2008, 2009 and 2010 are as follows:

	Preferred Stock –
	Php10 par value per share
			Total
	Series		Preferred			Common Stock –
	A to HH	IV	Stock			Php5 par value per share
	Number of Shares			Amount		Number of Shares	Amount
	(in millions)
Authorized			823	Php	8,230	234	Php	1,170

Issued
Balances as at January 1, 2008	405	36	441	Php	4,417	188	Php	943
Issuance	—	—	—		1	—		1
Conversion	—	—	—		(3)	1		3

Balances as at December 31, 2008	405	36	441	Php	4,415	189	Php	947

Balances as at January 1, 2009	405	36	441	Php	4,415	189	Php	947
Issuance	—	—	—		2	—		—
Conversion	—	—	—		(1)	—		—

Balances as at December 31, 2009	405	36	441	Php	4,416	189	Php	947

Balances as at January 1, 2010	405	36	441	Php	4,416	189	Php	947
Issuance	1	—	1		3	—		—

Balances as at December 31, 2010	406	36	442	Php	4,419	189	Php	947

Preferred Stock
On January 26, 2010, the Board of Directors designated 100 thousand shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock for issuance from January 1, 2010 to December 31, 2012. There were no issued Series II 10% Cumulative Convertible Preferred Stock as at March 31, 2011.
The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.
The Series A to II 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2010, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.
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
All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.
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
We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2010. We had acquired a total of approximately 2.68 million shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million as at December 31, 2009. See Note 8 — Earnings Per Common Share and Note 28 — Financial Assets and Liabilities.

Dividends Declared For The Year Ended December 31, 2010

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
10% Cumulative Convertible Preferred Stock
Series CC	January 26, 2010	February 25, 2010	March 31, 2010	Php1.00	17
Series DD	January 26, 2010	February 11, 2010	February 26, 2010	1.00	3
Series EE	March 26, 2010	April 23, 2010	May 31, 2010	1.00	—
Series A, I, R, W, AA and BB	July 7, 2010	August 5, 2010	August 31, 2010	1.00	128
Series B, F, Q, V and Z	August 3, 2010	September 2, 2010	September 30, 2010	1.00	92
Series E, K, O and U	August 31, 2010	September 30, 2010	October 29, 2010	1.00	44
Series C, D, J, T and X	September 28, 2010	October 28, 2010	November 30, 2010	1.00	57
Series G, N, P and S	November 4, 2010	December 2, 2010	December 29, 2010	1.00	26
Series H, L, M and Y	December 7, 2010	January 4, 2011	January 31, 2011	1.00	42

					409

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 26, 2010	February 19, 2010	March 15, 2010	Php—	12
	May 13, 2010	May 27, 2010	June 15, 2010	—	13
	August 3, 2010	August 18, 2010	September 15, 2010	—	12
	November 4, 2010	November 19, 2010	December 15, 2010	—	12

					49

Common Stock
Regular Dividend	March 2, 2010	March 17, 2010	April 20, 2010	Php76.00	14,197
	August 3, 2010	August 19, 2010	September 21, 2010	78.00	14,570
Special Dividend	March 2, 2010	March 17, 2010	April 20, 2010	65.00	12,142

					40,909

Charged to retained earnings					41,367

*	Dividends were declared based on total amount paid up.
Dividends Declared For The Year Ended December 31, 2009

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 3, 2009	March 19, 2009	April 15, 2009	Php4.675	—
	June 9, 2009	June 25, 2009	July 15, 2009	4.675	—
	*August 4, 2009	August 22, 2009	September 10, 2009	0.051944 per day	—
Series VI	March 3, 2009	March 19, 2009	April 15, 2009	US$0.09925	—
	June 9, 2009	June 25, 2009	July 15, 2009	0.09925	—
	August 25, 2009	September 24, 2009	October 15, 2009	0.09925	—
	**November 3, 2009	November 8, 2009	December 8, 2009	Php0.001103 per day	—

Charged to income					—

10% Cumulative Convertible Preferred Stock
Series CC	January 27, 2009	February 26, 2009	March 31, 2009	Php1.00	17
Series DD	January 27, 2009	February 13, 2009	February 27, 2009	1.00	3
Series EE	March 31, 2009	April 30, 3009	May 29, 2009	1.00	—
Series A, I, R, W, AA and BB	July 7, 2009	August 6, 2009	August 28, 2009	1.00	128
Series B, F, Q, V and Z	August 4, 2009	September 1, 2009	September 30, 2009	1.00	91
Series E, K, O and U	August 25, 2009	September 24, 2009	October 30, 2009	1.00	44
Series C, D, J, T and X	September 29, 2009	October 29, 2009	November 26, 2009	1.00	57
Series G, N, P, and S	November 3, 2009	December 3, 2009	December 29, 2009	1.00	26
Series H, L, M and Y	December 8, 2009	January 4, 2010	January 29, 2010	1.00	40

					406

Cumulative Non-convertible Redeemable Preferred Stock
Series IV***	January 27, 2009	February 20, 2009	March 15, 2009	Php—	12
	May 5, 2009	May 22, 2009	June 15, 2009	—	13
	August 4, 2009	August 19, 2009	September 15, 2009	—	13
	November 3, 2009	November 20, 2009	December 15, 2009	—	12

					50

Common Stock
Regular Dividend	March 3, 2009	March 18, 2009	April 21, 2009	Php70.00	13,124
	August 4, 2009	August 20, 2009	September 22, 2009	77.00	14,384
Special Dividend	March 3, 2009	March 18, 2009	April 21, 2009	60.00	11,250

					38,758

Charged to retained earnings					39,214

*	Only the holders of Series V Convertible Preferred Stock whose shares were originally issued on August 22, 2002 and mandatorily converted on August 23, 2009 are entitled to this final dividend.

**	Only the holders of Series VI Convertible Preferred Stock whose shares were originally issued on November 8, 2002 and mandatorily converted on November 9, 2009 are entitled to this final dividend.

***	Dividends are declared based on total amount paid up.

Dividends Declared For The Year Ended December 31, 2008

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 4, 2008	March 20, 2008	April 15, 2008	Php4.675	—
	*May 6, 2008	June 4, 2008	June 23, 2008	0.051944 per day	—
	June 10, 2008	June 26, 2008	July 15, 2008	4.675	—
	August 26, 2008	September 25, 2008	October 15, 2008	4.675	—
	December 9, 2008	December 24, 2008	January 15, 2009	4.675	—
Series VI	March 4, 2008	March 20, 2008	April 15, 2008	US$0.09925	2
	*May 6, 2008	June 4, 2008	June 23, 2008	0.001103 per day	1
	June 10, 2008	June 26, 2008	July 15, 2008	0.09925	—
	August 26, 2008	September 25, 2008	October 15, 2008	0.09925	—
	December 9, 2008	December 24, 2008	January 15, 2009	0.09925	—

Charged to income					3

10% Cumulative Convertible Preferred Stock
Series CC	January 29, 2008	February 28, 2008	March 31, 2008	Php1.00	17
Series DD	January 29, 2008	February 15, 2008	February 29, 2008	1.00	3
Series EE	March 25, 2008	April 24, 2008	May 30, 2008	1.00	—
Series A, I, R, W, AA and BB	July 8, 2008	August 1, 2008	August 29, 2008	1.00	128
Series B, F, Q, V and Z	August 5, 2008	September 3, 2008	September 30, 2008	1.00	90
Series E, K, O and U	August 26, 2008	September 25, 2008	October 31, 2008	1.00	44
Series C, D, J, T and X	September 30, 2008	October 30, 2008	November 28, 2008	1.00	57
Series G, N, P and S	November 4, 2008	December 4, 2008	December 29, 2008	1.00	26
Series H, L, M and Y	December 9, 2008	January 2, 2009	January 30, 2009	1.00	41

					406

Cumulative Non-convertible Redeemable Preferred Stock
Series IV**	January 29, 2008	February 22, 2008	March 15, 2008	Php—	12
	May 6, 2008	May 23, 2008	June 15, 2008	—	12
	July 8, 2008	August 7, 2008	September 15, 2008	—	13
	November 4, 2008	November 21, 2008	December 15, 2008	—	13

					50

Common Stock
Regular Dividend	March 4, 2008	March 19, 2008	April 21, 2008	Php68.00	12,853
	August 5, 2008	August 22, 2008	September 22, 2008	70.00	13,140
Special Dividend	March 4, 2008	March 19, 2008	April 21, 2008	56.00	10,585

					36,578

Charged to retained earnings					37,034

*	Only the holders of Series V and VI Convertible Preferred Stock whose shares were originally issued on June 4, 2001 and mandatorily converted on June 5, 2008 are entitled to these final dividends.

**	Dividends are declared based on total amount paid up.
Dividends Declared After December 31, 2010

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 25, 2011	February 18, 2011	March 15, 2011	Php—	12

10% Cumulative Convertible Preferred Stock
Series CC	January 25, 2011	February 24, 2011	March 31, 2011	Php1.00	17
Series DD	January 25, 2011	February 10, 2011	February 28, 2011	1.00	2
Series FF	January 25, 2011	February 10, 2011	February 28, 2011	1.00	—
Series GG	January 25, 2011	February 24, 2011	March 31, 2011	1.00	—
Series EE	March 29, 2011	April 28, 2011	May 31, 2011	1.00	—
Series HH	March 29, 2011	April 28, 2011	May 31, 2011	1.00	—

					19

Common Stock
Regular Dividend	March 1, 2011	March 16, 2011	April 19, 2011	Php78.00	14,567
Special Dividend	March 1, 2011	March 16, 2011	April 19, 2011	66.00	12,326

					26,893

					26,924

*	Dividends were declared based on total amount paid up.

20.	Interest-bearing Financial Liabilities
As at December 31, 2010 and 2009, this account consists of the following:

	2010	2009
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23, 26 and 28)	75,879	86,066
Obligations under finance lease (Notes 3, 4, 5, 23, 26 and 28)	9	13

	75,888	86,079

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 4, 5, 9, 23, 26 and 28)	13,767	10,384
Obligations under finance lease maturing within one year (Notes 3, 4, 5, 23, 26 and 28)	34	51
Notes payable (Notes 4, 5, 23, 26 and 28)	—	2,279

	13,801	12,714

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities as at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in million pesos)
Long-term debt (Note 28)	2,944	3,858
Obligation under finance lease	1	3

Unamortized debt discount at end of year	2,945	3,861

The following table describes all changes to unamortized debt discount as at December 31, 2010 and 2009.

	2010	2009
	(in million pesos)
Unamortized debt discount at beginning of year	3,861	4,577
Additions during the year	114	182
Revaluations during the year	(16)	22
Accretion during the year included as part of “Financing costs — net — Accretion on financial liabilities — net” (Note 5)	(1,014)	(920)

Unamortized debt discount at end of year	2,945	3,861

Long-term Debt

As at December 31, 2010 and 2009, long-term debt consists of:

Description	Interest Rates	2010			2009
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 0.05% to 1.35% in 2010 and US$ LIBOR + 0.05% to 1.35% in 2009	US$	82	Php 3,590	US$	58	Php 2,681
Exportkreditnamnden, or EKN	3.79% in 2010 and 2009		14	613		18	860
Kreditanstalt für Wiederaufbau, or KfW	US$ LIBOR + 0.65% to 2.50% in 2010 and 5.65% and US$ LIBOR + 0.65% to 2.50% in 2009		—	—		31	1,454

			96	4,203		107	4,995
Fixed Rate Notes	8.35% to 11.375% in 2010 and 2009		375	16,450		385	17,876
Term Loans:
Debt Exchange Facility	2.25% in 2010 and 2009		223	9,791		209	9,725
GSM Network Expansion Facilities	4.515% to 4.70% and US$ LIBOR + 0.42% to 1.85% in 2010 and 4.49% to 4.70% and US$ LIBOR + 0.42% to 1.85% in 2009		97	4,230		157	7,274
Others	2.79% + swap rate and US$ LIBOR + 0.42% to 0.50% in 2010 and 6%; 2.79% + swap rate and US$ LIBOR + 0.42% to 0.50% in 2009		85	3,740		118	5,484

		US$	876	Php 38,414	US$	976	Php 45,354

Description	Interest Rates	2010	2009
		(in millions)
Philippine Peso Debts:
Corporate Notes	5.625% to 9.1038% and PDST-F + 1.25% in 2010 and 2009	Php 29,677	Php 24,863
Term Loans:
Unsecured Term Loans	6.125% to 8.7792% and PDST-F + 0.30% to 1.50% in 2010 and 6.125% to 8.7792% and PDST-F + 0.75% to 1.50% in 2009	21,439	26,088
Secured Term Loans	PDST-F + 1.375% and AUB’s prime rate in 2010 and PDST-F + 5.70% + Bank’s cost of funds; PDST-F + 1.375% and AUB’s prime rate in 2009	116	145

		51,232	51,096

Total long-term debt		89,646	96,450
Less portion maturing within one year (Note 28)		13,767	10,384

Noncurrent portion of long-term (Note 28)		Php 75,879	Php 86,066

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2010 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2011	104	4,535	9,400	13,935
2012	234	10,273	9,127	19,400
2013	60	2,606	8,528	11,134
2014	305	13,375	6,125	19,500
2015 and onwards	239	10,482	18,139	28,621

	942	41,271	51,319	92,590

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans
In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.
Finnvera, Plc, or Finnvera
On February 11, 2005, Smart signed a refinancing facility with Finnish Export Credit, Plc, as Lender, and ING Bank N.V., as Arranger and Facility Agent under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility was covered by a guarantee from Finnvera, the Finnish Export Credit Agency, for 100% of the political and commercial risk for the refinancing facility of GSM Phases 5A and 5B. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility. The facility was payable in equal semi-annual payments over five years starting

September 1, 2005. The outstanding balance amounted to US$9.98 million, or Php464 million, net of unamortized discount, as at December 31, 2009 was paid in full on March 1, 2010.

On May 14, 2009, Smart signed a US$50 million five-year term facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc guaranteed by Finnvera and awarded to Calyon as the Arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual payments. The amounts of US$39 million, or Php1,703 million, and US$48 million, or Php2,240 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

On October 9, 2009, Smart signed a US$50 million five-year term loan facility to finance GSM equipment and services contracts with Finnish Export Credit, Plc guaranteed by Finnvera, the Finnish Export Credit Agency, for 100% political and commercial risk cover. The facility was awarded to Citicorp as the Arranger. The loan is payable over five years in ten equal semi-annual payments. As at December 31, 2009, no amount had been drawn under the facility. The amount of US$43 million, or Php1,887 million, net of unamortized debt discount, which was drawn on April 7, 2010, remained outstanding as at December 31, 2010.
Exportkreditnamnden, or EKN
On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning and testing of Wireless-Code Division Multiple Access, or W-CDMA/High Speed Packet Access project with Nordea Bank AB as Original Lender, Arranger and Facility Agent and subsequently assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) supported by EKN on December 10, 2008. The amounts of US$8 million, US$13 million and US$1 million were drawn on December 15, 2008, August 5, 2009 and September 1, 2009, respectively. This facility is payable semi-annually in ten equal installments commencing six months from December 10, 2008. The outstanding balance under the facility amounted to US$14 million, or Php613 million, and US$18 million, or Php860 million, both net of unamortized debt discount, as at December 31, 2010 and 2009, respectively.
Kreditanstalt für Wiederaufbau, or KfW
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

The outstanding balance under the facility amounted to US$31 million, or Php1,454 million, as at December 31, 2009. Final repayment was made on October 15, 2010 and there are no outstanding amounts remaining under the facility as at December 31, 2010.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2010 and 2009:

Principal Amount	Interest Rate	Maturity Date	2010			2009
			(in millions)
US$234,259,000	8.350%	March 6, 2017	US$	231	Php 10,149	US$	242	Php 11,256
US$145,789,000	11.375%	May 15, 2012		144	6,301		143	6,620

			US$	375	Php 16,450	US$	385	Php 17,876

Term Loans
US$283 Million Term Loan Facility, or Debt Exchange Facility
On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of

US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

The outstanding balance of the Facility amounted to US$223 million, or Php9,791 million, and US$209 million, or Php9,725 million, both net of unamortized debt discount, as at December 31, 2010 and 2009, respectively. The Facility will be payable in full on June 30, 2014.
GSM Network Expansion Facilities
On August 8, 2005, Smart signed a US$30 million commercial facility with Nordic Investment Bank to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a five-year term loan payable semi-annually in ten equal installments with final repayment on July 11, 2011. The facility was drawn on July 11, 2006 for the full amount of US$30 million. The amounts of US$6 million, or Php263 million, and

US$12 million, or Php556 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with Finnish Export Credit, Plc as the Lender. Smart opted to utilize only a total of US$67 million of which US$10 million and US$57 million were drawn on February 15, 2006 and March 13, 2006, respectively. The undrawn balance of US$3 million was cancelled. The facility is a five-year term loan payable in ten equal semi-annual installments. The amount of US$15 million, or Php678 million, net of unamortized discount, remained outstanding as at December 31, 2009. The facility was paid in full on September 1, 2010.

On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is Finnish Export Credit, Plc with ABN AMRO Bank N.V., Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a five-year term loan payable in ten equal semi-annual installments with final repayment on July 15, 2011. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. The amounts of US$9 million, or Php387 million, and US$18 million, or Php819 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. The amounts of US$22 million, or Php973 million, and US$33 million, or Php1,547 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

On October 10, 2007, Smart signed a US$50 million five-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch as the Original Lender with Standard Chartered Bank (Hong Kong) Ltd. as the Facility Agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments with final repayment on March 11, 2013. The amounts of US$25 million, or Php1,091 million, and US$35 million, or Php1,616 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with Finnish Export Credit, Plc. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank, Mizuho Corporate Bank Ltd. as the Lead Arrangers. The loan is payable over five years in ten equal semi-annual installments with final repayment on January 23, 2014. The facility was drawn on January 23, 2009 and May 5, 2009 in the amounts of US$5 million and US$45 million, respectively. The amounts of US$35 million, or Php1,516 million, and US$44 million, or Php2,058 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.
Other Term Loans
On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. Two separate drawings of US$50 million each was drawn from the facility on March 27, 2008 and April 10, 2008 and is payable over five years in ten equal semi-annual installments with final repayment on March 27, 2013. The amounts of US$50 million, or Php2,191 million, and US$70 million, or Php3,250 million, remained outstanding as at December 31, 2010 and 2009, respectively.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with the Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. This loan is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on July 22, 2013. The amounts of US$32 million, or Php1,417 million, and US$44 million, or Php2,048 million, remained outstanding as at December 31, 2010 and 2009, respectively.
On September 24, 2008, BOW signed an Islamic finance facility agreement granted by the Bank of London and the Middle East for a total of US$19 million, which will mature on various dates from June 30, 2013 to September 30, 2014. The amounts of US$3 million, or Php132 million, and US$4 million, or Php186 million, remained outstanding as at December 31, 2010 and 2009, respectively.

Philippine Peso Debts:

Corporate Notes
Php5,000 Million Fixed Rate Corporate Notes
On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amounts of Php4,962 million and Php4,968 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.
Php5,000 Million Fixed Rate Corporate Notes
On December 12, 2008, Smart issued a five-year term unsecured fixed rate corporate notes amounting to Php5,000 million. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion. The amounts of Php4,867 million and Php4,907 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.
Php5,000 Million Fixed Rate Corporate Notes
On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amounts of Php4,976 million and Php5,000 million remained outstanding as at December 31, 2010 and 2009, respectively.
Php3,000 Million Corporate Notes
On June 29, 2009, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php3,000 million to finance capital expenditures. The facility is comprised of Php1,000 million Series A1 note payable in full in 1.5 years and Php1,000 million each for Series B1 and B2 notes payable in full in two years. The aggregate amount of Php2,000 million of Series A1 and B1 notes were drawn on July 8, 2009 while the amount of Php1,000 million of Series B2 notes was drawn on September 1, 2009. The aggregate amounts of Php2,997 million and Php2,988 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively. The Series A1 amounting to Php1,000 million was repaid on January 10, 2011.
Php7,000 Million Fixed Rate Corporate Notes
On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A 5.25-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the facility were used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amounts of Php6,891 million and Php7,000 million remained outstanding as at December 31, 2010 and 2009, respectively.

Php2,500 Million Fixed Rate Corporate Notes
On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility were used to finance capital expenditures and/or to refinance PLDT’s loan obligations. The amount of Php2,500 million remained outstanding as at December 31, 2010.
Php2,500 Million Fixed Rate Corporate Notes
On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility was used primarily to finance Smart’s capital expenditures for network improvement and expansion. The amount of Php2,484 million, net of unamortized debt discount, remained outstanding as at December 31, 2010.
Php2,000 Million Fixed Rate Corporate Notes
On March 9, 2011, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures. Tranche A amounting to Php1,000 million was issued on March 16, 2011 and Tranche B amounting to Php1,000 million to be issued in multiple drawdowns of Php250 million each, all of which are payable in full in five years from their respective issue dates. As at March 29, 2011, Php1,500 million has been drawn from this facility.
Php5,000 Million Fixed Rate Corporate Notes
On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A 5-year notes amounting to Php3,435 million, Series B 7-year notes amounting to Php700 million and Series C ten-year rate notes amounting to Php865 million. Proceeds from the facilities will be used to finance capital expenditures and refinance existing debt obligations which were also used to finance service improvements and expansion programs.
Term Loans
Unsecured Term Loans

Php2,500 Million Term Loan Facility
On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company amounting to Php2,500 million to finance the related Phase 9 GSM facility. The facility is payable over five years in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on December 9, 2011. The facility was drawn on December 11, 2006. The amounts of Php555 million and Php1,109 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.
Php400 Million and Php20 Million Refinancing Loans
On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million to refinance their respective participations in the ten-year note under the Php1,270 million Fixed Rate Corporate Notes which were repaid on June 12, 2007. Both refinancing loans will mature on June 12, 2014. The amounts of Php400 million and Php20 million remained outstanding as at December 31, 2009 were both prepaid in full on December 13, 2010.
Php2,500 Million Term Loan Facility
On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php2,500 million, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on November 13, 2013. The amounts of Php1,870 million and Php2,492 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.
Php2,400 Million Term Loan Facility
On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million and the balance of Php1,900 million was subsequently drawn on May 20, 2009 and July 31, 2009 in two equal Php500 million tranches and on September 15, 2009 in the amount of Php900 million. The loan is payable over five years in ten equal semi-annual installments with final repayment on December 12, 2013. The amounts of Php1,533 million and Php2,044 million remained outstanding as at December 31, 2010 and 2009, respectively.
Php3,000 Million Term Loan Facility
On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million and the balance of Php2,500 million was subsequently drawn on April 14, 2009. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date with final repayment on December 23, 2013. The amounts of Php2,000 million and Php2,667 million remained outstanding as at December 31, 2010 and 2009, respectively.
Php2,000 Million Term Loan Facility
On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank amounting to Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million and the balance of Php1,500 million was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal Php500 million tranches. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on December 19, 2013. The amounts of Php1,412 million and Php1,882 million remained outstanding as at December 31, 2010 and 2009, respectively.
Php1,000 Million Term Loan Facility
On February 20, 2009, Smart signed a Philippine Peso term loan facility with China Trust (Philippines) Commercial Bank Corporation to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on April 27, 2009. The facility is a five-year term loan payable in eight equal semi-annual installments starting on the eighteenth month from initial drawdown date. The amount of Php996 million, net of unamortized debt discount, remained outstanding as at December 31, 2009 was repaid on October 27, 2010.
Php2,500 Million Term Loan Facility
On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The amount of Php2,500 million was fully drawn on April 17, 2009 and remained outstanding as at December 31, 2010 and 2009.
Php1,500 Million Term Loan Facility
On May 12, 2009, Smart signed a Philippine Peso term loan facility with Banco de Oro Unibank, Inc. amounting to Php1,500 million to finance capital expenditures which was fully drawn on May 20, 2009. The facility is a three-year loan payable in full upon maturity on May 20, 2012. The amounts of Php1,494 million and Php1,491 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.

Php1,000 Million Term Loan Facility
On May 14, 2009, Smart signed a Philippine Peso term loan facility with Asia United Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 3, 2009. The facility is payable over five years in eight equal semi-annual installments commencing on the eighteenth month from initial drawdown date with final repayment on July 3, 2014. The amounts of Php997 million and Php996 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively. The debt was paid in full on January 3, 2011.
Php1,000 Million Term Loan Facility
On May 15, 2009, Smart signed a Philippine Peso term loan facility with Philippine National Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 2, 2009. The facility is a seven-year loan, payable in full upon maturity on July 2, 2016. The amounts of Php996 million and Php995 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively. The debt was paid in full on January 3, 2011.
Php2,500 Million Term Loan Facility
On June 8, 2009, PLDT signed a loan agreement with Rizal Commercial Banking Corporation amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The amount of Php2,500 million was fully drawn on September 28, 2009 and remained outstanding as at December 31, 2010 and 2009.
Php1,500 Million Term Loan Facility
On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments commencing on September 15, 2010 with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009. The amounts of Php1,324 million and Php1,500 million remained outstanding as at December 31, 2010 and 2009, respectively.
Php500 Million Term Loan Facility
On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan will mature on July 1, 2016. The amount of Php500 million was fully drawn on July 1, 2009 and remained outstanding as at December 31, 2010 and 2009.
Php1,000 Million Term Loan Facility
On July 16, 2009, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on August 1, 2014. The amounts of Php935 million and Php996 million, both net of unamortized debt discount, remained outstanding as at December 31, 2010 and 2009, respectively.
Php2,000 Million Term Loan Facility
On September 18, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amounts of Php1,882 million and Php2,000 million remained outstanding as at

December 31, 2010 and 2009, respectively.
Php1,000 Million Term Loan Facility
On November 23, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands amounting to Php1,000 million to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amounts of Php941 million and Php1,000 million remained outstanding as at December 31, 2010 and 2009, respectively.
Php1,500 Million Term Loan Facility
On March 15, 2011, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php1,500 million, which was drawn in full on March 22, 2011. The facility is a five-year loan, payable in full upon maturity on March 22, 2016.
Php2,000 Million Term Loan Facility
On March 24, 2011, Smart signed a Philippine Peso term loan facility with Philippine National Bank to finance capital expenditures for an amount of Php2,000 million, which was drawn in full on March 29, 2011. The facility is a five-year loan, payable in full upon maturity on March 29, 2016.
Secured Term Loans

Php150 Million Term Loan Facility
On June 7, 2007, BayanTrade obtained a medium term loan facility with Bank of the Philippine Islands amounting to Php150 million, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. BayanTrade is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. BayanTrade and the bank has agreed to the following terms: (a) pledge of BayanTrade’s shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of BayanTrade. The outstanding principal balance of the loan was Php113 million and Php139 million as at December 31, 2010 and 2009, respectively.
Php8 Million Term Loan Facility
On March 31, 2009, Level Up! secured a three-year loan facility with Asia United Bank amounting to Php8 million maturing on March 30, 2012. Principal is payable in twelve equal successive quarterly installments of Php673 thousand starting June 30, 2009 and every quarter thereafter. This loan has a floating interest rate payable every 30 days starting April 30, 2009. The loan is secured by the equipment where the proceeds of the loan were used. The amounts of Php3 million and Php6 million remained outstanding as at December 31, 2010 and 2009, respectively.

Notes Payable

On April 23, 2009, PLDT signed the notes facility agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is comprised of a Php1,000 million Tranche A fixed rate note and a Php1,000 million Tranche B floating rate note, which were fully drawn on April 28, 2009 and were fully paid on April 28, 2010.

SPi had an outstanding balance of short-term notes of US$6 million, or Php279 million, as at December 31, 2009, which matured on various dates from April 26, 2010 to June 4, 2010.

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

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 43% of PLDT’s total consolidated debts as at December 31, 2010 were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; (e) merging or consolidating with any other company; (f) entering into transactions with stockholders and affiliates; and (g) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as consolidated debt to consolidated equity, consolidated debt to consolidated EBITDA and debt service coverage ratios. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

As at December 31, 2010, we were in compliance with all of our debt covenants.

Obligations Under Finance Lease

The consolidated future minimum payments for finance leases as at December 31, 2010 are as follows:

Year	(in million pesos)

Within one year	35
After one year but not more than five years	9

Total minimum finance lease payments (Note 26)	44
Less amount representing unamortized interest	1

Present value of net minimum finance lease payments (Notes 3 and 28)	43
Less obligations under finance lease maturing within one year (Notes 9 and 28)	34

Long-term portion of obligations under finance lease (Notes 9 and 28)	9

Municipal Telephone Projects

PCEV has an existing finance lease agreement for the Palawan Telecommunications System of the Municipal Telephone Project Office, or MTPO, with the Department of Transportation and Communications, or DOTC. Presently, the 18 public calling office stations that were put up pursuant to the MTPO Contract are no longer working. The last payment by PCEV to the DOTC was in July 2000 and no payments have been made since then. PCEV made several attempts to pre-terminate the MTPO Contract in letters to the DOTC where PCEV also manifested its willingness to discuss mutually beneficial compromise agreements for the pre-termination.

The DOTC denied PCEV’s petition and reiterated a provision in the MTPO Contract that the pre-termination will result in the imposition of sanctions in the form of liquidated damages not exceeding Php23 million.

PCEV maintains that it had pre-terminated the MTPO Contract as early as 2003, and that the issue of PCEV’s pre-termination of the MTPO Contract be referred for arbitrations in accordance with the provisions of the MTPO Contract.

On May 8, 2009, PCEV filed with the Philippine Dispute Resolution Center, Inc., or PDRCI, a Request for Arbitration against the DOTC for the PDRCI to commence the formation of the tribunal and such other procedures required under the PDRCI rules. In the Request for Arbitration, PCEV prayed for the following: (1) as interim relief: ordering the DOTC to cease and desist from enforcing collection and charging additional interests and penalties against PCEV pending the resolution of the arbitration proceedings; and (2) as final relief: (a) ordering the suspension of the MTPO Contract; (b) ordering the termination of the MTPO Contract as at March 20, 2003 and holding PCEV free from any liability for non-performance of the obligations thereunder from March 20, 2003; and (c) ordering the DOTC to pay PCEV attorney’s fees and the expenses and cost of arbitration.

Last April 13, 2010, the Arbitral Tribunal issued a Final Award for the arbitration case. In the Disposition portion of the Final Award, the Arbitral Tribunal declared valid and justified PCEV’s suspension of the MTPO contract as at March 20, 2003 on the basis of Section 9.3 (Force Majeure) of the MTPO contract, thereby holding PCEV free from liquidated damages for non-performance of the obligations thereunder. PCEV, however, was ordered to pay the DOTC the unpaid annual lease rentals after September 2000 to January 14, 2003 in the amount of Php5.2 million as well as interest and penalties of Php2 million for non-payment of such rentals. Further, PCEV was declared as entitled to the automatic transfer of the ownership of the facilities as provided in Section 7.8 of the MTPO contract. Accordingly, PCEV shall pay DOTC 50% of the Net Present Value of the unpaid lease up to 30 years in the amount of Php21.3 million for the facilities.

The total amount to be paid by PCEV to DOTC is Php28.5 million. As at December 31, 2010, PCEV already advanced Php1 million to DOTC for arbitration expenses and site inspection costs. The remaining balance of Php27.5 million will be paid in two parts: (1) Php26.1 million shall be released directly to DOTC; and (2) Php1.4 million shall be remitted to the Bureau of Treasury to be recorded under Fund Code 152, Special Account of the General Fund for the Office of the Solicitor General.

On April 30, 2010, PCEV filed a Petition for Confirmation of the Final Award with the Regional Trial Court, or RTC, of the City of Mandaluyong. In a Manifestation and Motion filed by the DOTC in the same court, the DOTC joined PCEV in the latter’s Petition for Confirmation of the Final Award. In a July 5, 2010 Decision, Branch 212 of the RTC of the City of Mandaluyong, finding the Final Award to be not contrary to law, morals, good customs and public policy, confirmed the Final Award. PCEV is now in the process of discussing with DOTC the finalization of an agreement for the transfer of the facilities to PCEV and the payment of the amounts due, as stated in the Final Award.

Other Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and ePLDT have finance lease obligations in the aggregate amounts of Php18 million and Php24 million as at December 31, 2010 and 2009, respectively, in respect of office equipment. See Note 9 — Property, Plant and Equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.
21.	Deferred Credits and Other Noncurrent Liabilities
As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Accrual of capital expenditures under long-term financing	12,040	11,966
Provision for asset retirement obligations (Notes 3 and 9)	1,344	1,204
Unearned revenues (Note 23)	114	66
Contingent consideration for business acquisitions — net of current portion (Notes 13, 14 and 23)	—	1,193
Others	69	9

	13,567	14,438

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2010 and 2009:

	2010	2009
	(in million pesos)
Provision for asset retirement obligations at beginning of year	1,204	1,100
Accretion expenses for the year (Note 5)	97	94
Additional liability recognized during the year (Note 29)	49	17
Settlement of obligations	(6)	(7)

Provision for asset retirement obligations at end of year (Note 3)	1,344	1,204

22.	Accounts Payable
As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Suppliers and contractors (Notes 26 and 28)	20,957	14,975
Taxes (Notes 27 and 28)	2,114	1,894
Carriers (Notes 26 and 28)	1,866	1,937
Related parties (Notes 24, 26 and 28)	244	233
Others	623	562

	25,804	19,601

23.	Accrued Expenses and Other Current Liabilities
As at December 31, 2010 and 2009, this account consists of:

	2010	2009
	(in million pesos)
Accrued utilities and related expenses (Notes 24, 26 and 28)	19,941	17,549
Unearned revenues (Note 21)	4,698	4,588
Accrued employee benefits (Notes 3, 25, 26 and 28)	3,853	8,074
Accrued taxes and related expenses (Notes 26 and 27)	2,236	1,941
Current portion of contingent consideration for business acquisitions (Notes 13, 14 and 21)	1,632	14
Accrued interests and other related costs (Notes 20, 26 and 28)	1,028	1,167
Liability arising from purchase of investment (Notes 10, 13 and 28)	—	65
Others	2,571	2,048

	35,959	35,446

Accrued utilities and related expenses pertain to cost incurred for repairs and maintenance (mostly pertaining to electricity and water consumption), selling and promotions, professional and other contracted services, rent, insurance and security services, and other operational-related expenses pending receipt of billings and statement of accounts from suppliers.

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

SPi acquired 100% of Springfield plus contingent consideration with fair value at acquisition date of US$18 million, or Php894 million. The adjusted fair value of contingent consideration, as revised after effecting adjustments on forecasted earn-out and accretion, amounted to US$35.3 million, or Php1,547 million, and US$20.5 million, or Php951 million, as at December 31, 2010 and 2009, respectively.

SPi acquired 80% of Laguna Medical with a mandatory Put-Call option in respect of the remaining 20% of the outstanding common stock of Laguna Medical. The estimated fair value of the contingent consideration from the mandatory Put-Call option at the acquisition date amounted to US$5.4 million, or Php257 million. The adjusted fair value of contingent consideration after accretion amounted to US$1.9 million, or Php85 million, and US$5.5 million, or Php256 million, as at December 31, 2010 and 2009, respectively.

Movements in contingent consideration for business acquisitions for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009
	In U.S. Dollar	In Php	In U.S. Dollar	In Php
	(in millions)
Balance at beginning of year	26	1,207	15	720
Business combinations (Note 13)	8	344	8	389
Accretion for the year	3	163	3	142
Payments	—	(11)	—	(13)
Translation	—	(71)	—	(31)

Balance at end of year	37	1,632	26	1,207
Less current portion of contingent consideration for business acquisitions	37	1,632	—	14

Contingent consideration for business acquisitions — net of current portion (Note 21)	—	—	26	1,193

24.	Related Party Transactions
a.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).

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

Total fees under the Amended ATPA amounted to Php122 million, Php158 million and Php168 million for the years ended December 31, 2010, 2009 and 2008, respectively. Under the Amended ATPA, the outstanding obligations of PLDT amounted to Php140 million and Php114 million as at December 31, 2010 and 2009, respectively. See Note 5 — Income and Expenses.

b.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs amounted to Php2,438 million and Php911 million for the year ended December 31, 2010 and for the period from July 14, 2009 (the date Meralco became an associate of PCEV) to December 31, 2009, respectively. Under these agreements, the outstanding utilities payable amounted to Php183 million and Php188 million as at December 31, 2010 and 2009, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts amounted to Php199 million and Php67 million for the year ended December 31, 2010 and for the period from July 14, 2009 to December 31, 2009, respectively. Under these agreements, the outstanding obligations of PLDT amounted to Php111 million and Php135 million as at December 31, 2010 and 2009, respectively.

See also Note 10 — Investments in Associates and Joint Ventures for additional transactions involving Meralco.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 are as follows:

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
As at December 31, 2010, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of PLDT’s outstanding common stock.

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
2.	Integrated i-mode Services Package Agreement between NTT DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and NTT DoCoMo on February 15, 2006, under which NTT DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from NTT DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. There was no royalty fees for the years ended

December 31, 2010 and 2009 while total royalty fees charged to operations under this agreement amounted to Php55 million for the year ended December 31, 2008. Smart has no outstanding obligation under this agreement as at December 31, 2010 and 2009.

3.	Advisory Service Agreement between NTT DoCoMo and PLDT

An Advisory Services Agreement was entered into by NTT DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php75 million each for the years ended December 31, 2010 and 2009 and Php76 million for the year ended December 31, 2008. Under this agreement, the outstanding obligations of PLDT amounted to Php13 million and Php6 million as at December 31, 2010 and 2009, respectively.

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
Total fees under these agreements amounted to Php114 million each for the years ended December 31, 2010 and 2009 and Php99 million for the year ended December 31, 2008. Under these agreements, the outstanding obligations of PLDT amounted to Php44 million and Php39 million as at December 31, 2010 and 2009, respectively.

5.	Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which upon its expiration on February 23, 2008 was renewed until February 23, 2012 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php615 million, Php634 million and Php630 million for the years ended December 31, 2010, 2009 and 2008, respectively. Under this agreement, the outstanding obligations of Smart amounted to Php200 million and Php188 million as at December 31, 2010 and 2009, respectively.

6.	Agreements Relating to Insurance Companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php328 million, Php404 million and Php419 million for the years ended December 31, 2010, 2009 and 2008, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.
d.	Others

See Note 18 — Prepayments for other related party transactions.
Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Short-term employee benefits	664	593	498
Share-based payments and other long-term employee benefits (Note 25)	277	418	233
Post-employment benefits (Note 25)	25	33	24

Total compensation paid to key officers of the PLDT Group	966	1,044	755

In 2008, each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php50 thousand for each committee meeting attended.

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
25.	Share-based Payments and Employee Benefits
Share-based Payments

On August 28, 2006, the PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, 2007 to 2009 LTIP, upon endorsement of the ECC, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or the 2007 to 2009 Performance Cycle. The payment under the 2007 to 2009 LTIP was intended to be made at the end of the 2007 to 2009 Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the 2007 to 2009 Performance Cycle and a cumulative consolidated net income target for the 2007 to 2009 Performance Cycle.

The value of the reward and accrued as at December 31, 2009, was computed in accordance with the formula prescribed in 2007 to 2009 LTIP, subject to the minimum and maximum award level to be granted, following the terms and formula as described therein. The fair value of the 2007 to 2009 LTIP were estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and share price. The cost per share of the 2007 to 2009 LTIP, which amounted to Php1,029 as at December 31, 2009, was based on the computed minimum award level. The fair value of the 2007 to 2009 LTIP recognized as expense amounted to Php1,833 million and Php1,281 million for the years ended December 31, 2009 and 2008, respectively. The outstanding 2007 to 2009 LTIP liability of Php4,582 million as at December 31, 2009 was paid in April 2010. See Note 3 — Management’s Use of Judgments, Estimates and Assumptions, Note 5 — Income and Expenses, Note 23 — Accrued Expenses and Other Current Liabilities and Note 26 — Contractual Obligations and Commercial Commitments.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those employees of Smart and its subsidiary, I-Contacts, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Changes in present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of year	17,399	10,917	10,160
Interest costs	1,559	1,193	834
Current service costs	997	643	600
Actuarial losses (gains) on obligations	(2,855)	4,720	(101)
Liabilities of newly acquired subsidiaries	—	19	—
Actual benefits paid/settlements	(2,504)	(93)	(576)
Curtailment	8	—	—

Present value of defined benefit obligations at end of year	14,604	17,399	10,917

Changes in fair value of plan assets:
Fair value of plan assets at beginning of year	19,980	7,168	8,519
Actual contributions	(17)	8,866	914
Expected return on plan assets	2,340	673	865
Actual benefits paid/settlements	(2,481)	(93)	(576)
Actuarial gains (losses) on plan assets	179	3,366	(2,554)

Fair value of plan assets at end of year	20,001	19,980	7,168

Unfunded (surplus) status — net	(5,397)	(2,581)	3,749
Unrecognized net actuarial gains (losses) (Note 3)	479	(2,474)	(1,126)

	(4,918)	(5,055)	2,623

Accrued benefit costs (Note 3)	415	359	2,623

Prepaid benefit costs (Notes 3 and 18)	5,333	5,414	—

Components of net periodic benefit costs:
Interest costs	1,559	1,193	834
Current service costs	997	643	600
Net actuarial losses (gains) recognized for the year	23	(3)	(11)
Event gains — net	(62)	—	—
Expected return on plan assets	(2,340)	(673)	(865)

Net periodic benefit costs (Notes 3 and 5)	177	1,160	558

Actual return on plan assets amounted to gain of Php2,519 million and Php4,036 million for the years ended December 31, 2010 and 2009, respectively, and loss of Php1,690 million for the year ended December 31, 2008.

The present value of defined benefit obligation, fair values of assets and experience adjustment as at and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 are as follows:

	2010	2009	2008	2007	2006
	(in million pesos)
Present value of defined benefit obligation	14,604	17,399	10,917	10,160	13,314
Fair value of assets	20,001	19,980	7,168	8,519	5,768
Experience adjustment arising on:
Liability (gain) loss due to experience as percentage of defined benefit obligation	(1.43%)	5.10%	(7.23%)	0.05%	(1.61%)
Asset (gain) loss due to experience as percentage of plan assets	0.77%	16.86%	(35.66%)	14.01%	5.96%

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Average remaining working years of covered employee	19	18	20
Expected rate of return on plan assets	11%	12%	9%
Discount rate	8%	9%	11%
Rate of increase in compensation	8%	9%	10%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.
The assets of the Beneficial Trust Fund established for PLDT’s pension plan include investments in shares of stocks of PLDT with a fair value amounting to Php428 million and Php430 million as at December 31, 2010 and 2009, respectively, which represent about 2% each of such beneficial trust fund’s assets available for plan benefits.
The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term expected return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of various equity securities, debt and fixed income securities, while the remaining portion consists of multi-currency investments.
The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008

Investments in listed and unlisted equity securities	70%	78%	51%
Temporary cash investments	24%	7%	8%
Investments in real estate	3%	5%	9%
Investments in debt and fixed income securities	2%	9%	27%
Investments in mutual funds	1%	1%	5%

	100%	100%	100%

Total contributions of PLDT to the pension plan amounted to Php8,848 million and Php914 million for the years ended December 31, 2009 and 2008, respectively. PLDT made no contribution to the pension plan for the year ended December 31, 2010. The Php8,848 million contributions to the benefit trust fund in 2009 was used to invest in various listed and unlisted equity securities. As a result of the contributions in 2009, PLDT expects substantial reduction in net periodic benefit costs moving forward. In addition, PLDT does not expect to make contributions to the beneficial trust fund in the next few years.
     Defined Contribution Plan
Smart and I-Contacts contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and I-Contacts regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law”. As at December 31, 2010 and 2009, Smart and I-Contacts were in compliance with the requirements of R.A. 7641.
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
The allocation of the fair value of the beneficial trust fund’s assets for Smart and I-Contacts pension plan as at December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008

Investments in debt and fixed income securities	58%	61%	68%
Investments in listed and unlisted equity securities	37%	34%	23%
Others	5%	5%	9%

	100%	100%	100%

Smart and I-Contacts currently expect to make approximately Php188 million of cash contributions to their pension plans in 2011.
     Pension Benefit Costs
Total consolidated pension benefit costs for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Expense recognized for defined benefit plans	177	1,160	558
Expense recognized for defined contribution plans	59	146	167

Total expense recognized for consolidated pension benefit costs (Notes 3 and 5)	236	1,306	725

Other Long-term Employee Benefits
The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the ECC and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on assumed discount rates and profit targets. Total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at and for the year ended December 31, 2010. See Note 3 — Management’s Use of Judgments, Estimates and Assumptions and
Note 5 — Income and Expenses.
Net periodic benefit costs computed for the year ended December 31, 2010 are as follows:

(in million pesos)

Components of net periodic benefit costs:
Current service costs	1,327
Interest costs	28
Net actuarial loss	37

Net periodic benefit costs	1,392

26. Contractual Obligations and Commercial Commitments
Contractual Obligations
The following table discloses our consolidated contractual undiscounted obligations outstanding as at December 31, 2010 and 2009:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in million pesos)
December 31, 2010
Debt(1):	113,394	6,569	51,308	33,978	21,539
Principal	92,590	6,206	38,263	29,335	18,786
Interest	20,804	363	13,045	4,643	2,753
Lease obligations:	8,003	4,383	1,710	948	962
Operating lease	7,959	4,353	1,697	947	962
Finance lease	44	30	13	1	—
Unconditional purchase obligations(2)	797	271	263	263	—
Other obligations:	68,714	50,247	13,895	683	3,889
Derivative financial liabilities(3):	4,173	—	1,667	674	1,832
Long-term currency swaps	4,173	—	1,667	674	1,832
Various trade and other obligations:	64,541	50,247	12,228	9	2,057
Suppliers and contractors	32,997	20,957	12,040	—	—
Utilities and related expenses	16,477	16,446	10	3	18
Employee benefits	3,853	3,853	—	—	—
Customers’ deposits	2,223	—	178	6	2,039
Dividends	2,086	2,086	—	—	—
Carriers	1,866	1,866	—	—	—
Others	5,039	5,039	—	—	—

Total contractual obligations	190,908	61,470	67,176	35,872	26,390

December 31, 2009
Debt(1):	130,075	5,241	56,398	38,073	30,363
Principal	102,587	4,876	40,226	31,953	25,532
Interest	27,488	365	16,172	6,120	4,831
Lease obligations:	7,564	3,778	1,956	994	836
Operating lease	7,497	3,730	1,940	991	836
Finance lease	67	48	16	3	—
Unconditional purchase obligations(2)	834	137	279	279	139
Other obligations:	64,456	44,322	15,528	826	3,780
Derivative financial liabilities(3):	4,759	—	2,153	789	1,817
Long-term currency swaps	4,759	—	2,153	789	1,817
Various trade and other obligations:	59,697	44,322	13,375	37	1,963
Suppliers and contractors	26,941	14,975	11,966	—	—
Utilities and related expenses	14,737	14,687	18	5	27
Employee benefits	8,082	8,082	—	—	—
Customers’ deposits	2,166	—	198	32	1,936
Carriers	1,937	1,937	—	—	—
Dividends	1,749	1,749	—	—	—
Others	4,085	2,892	1,193	—	—

Total contractual obligations	202,929	53,478	74,161	40,172	35,118

(1)	Consists of notes payable and long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL. See Note 24 — Related Party Transactions.

(3)	Gross liabilities before any offsetting application.
     Debt
See Note 20 — Interest-bearing Financial Liabilities for a detailed discussion of our debt.
     Operating Lease Obligations
The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2010 are as follows:

(in million pesos)

Within one year	4,469
After one year but not more than five years	2,528
More than five years	962

7,959

     Finance Lease Obligations
See Note 20 — Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.
     Unconditional Purchase Obligations
See Note 24 — Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.
Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php797 million and Php834 million as at December 31, 2010 and 2009, respectively.
     Other Obligations
          Derivative Financial Liabilities
See Note 28 — Financial Assets and Liabilities for the detailed discussion of our derivative financial liabilities.
          Various Trade and Other Obligations
PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php64,541 million and Php59,697 million as at December 31, 2010 and 2009, respectively. See Note 22 — Accounts Payable and Note 23 — Accrued Expenses and Other Current Liabilities.
Commercial Commitments
Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php1,145 million and Php1,317 million as at December 31, 2010 and 2009, respectively. These commitments will expire within one year.
See Note 28 — Financial Assets and Liabilities for discussion of Liquidity Risk Management.
27. Provisions and Contingencies
     NTC Supervision and Regulation Fees, or SRF
Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC have been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s opinion, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.
The Supreme Court, in a resolution promulgated on December 4, 2007, held that the computation of the SRF should be based on the outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, the NTC assessed PLDT the total amount of Php2,870 million as SRF, which included penalties and interest. On April 3, 2008, PLDT paid NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but did not pay the penalties and interest assessed by the NTC. PLDT believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments of the same. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing its assessment letter of February 29, 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s letters-assessments dated February 29, 2008, April 14, 2008 and June 18, 2008. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals. Instead, the NTC, through the Solicitor General, filed a petition for review directly with the Supreme Court. PLDT received a copy of the petition on July 29, 2010, and after receiving the order of the Supreme Court to file its comment, filed its Comment on the petition on December 7, 2010. As at March 29, 2011, this case is still pending with the Supreme Court.
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
Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid a total amount of Php936 million as at December 31, 2010 for local franchise tax covering prior periods up to December 31, 2010.
As at December 31, 2010, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.
However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The RTC rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. The City of Tuguegarao has filed a Motion for Reconsideration which was denied by the court in its Order dated March 2, 2009. The City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. The City of Tuguegarao filed its Comment to PLDT’s

Motion to Dismiss. PLDT will file its Reply on the said Comment of the City of Tuguegarao. Said motion to dismiss is now submitted for resolution by the honorable court.
Moreover, PLDT also contested the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of Php3 million for the years 1999 to 2006. The RTC in its decision dated February 25, 2009, ruled in favor of PLDT, stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which was denied by the RTC in its Order dated October 7, 2009. The Province of Cagayan filed a Petition for Review before the CTA. The CTA ordered PLDT to file its Comment on the Petition which PLDT timely filed on February 25, 2010. In a resolution dated April 30, 2010, the court ordered both parties to submit their respective memoranda which PLDT timely complied by filing its memorandum on June 4, 2010. Last September 20, 2010 PLDT received the Decision of the CTA which Affirmed with Modifications the Decision of the RTC. Though said Decision affirmed that the Province of Cagayan cannot impose franchise tax on gross receipts realized in the City of Tuguegarao, the CTA ruled that PLDT is subject to surcharge and interest for the years 1999 to 2004 thereby reducing the amount refundable to PLDT from Php2.8 million to Php1 million. Both parties filed a partial motion for reconsideration of the said decision as well as comment on the other party’s motion. Both motions are now submitted for resolution by the honorable court.
     Smart’s Local Business and Franchise Tax Assessments
In Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004), the deficiency local franchise tax assessment issued against Smart by the City of Makati totaling approximately Php312 million, inclusive of surcharges and interests, covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of City of Makati. This was upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.
In a letter dated March 24, 2008, the Miscellaneous, Taxes, Fees and Charges Division of the City of Makati requested payment for alleged deficiency local franchise tax covering the years 1995 and 1997 to 2003. Smart replied and reiterated its exemption from local franchise tax based on its legislative franchise and the Smart vs. City of Makati case, which covered the years 1995 and 1998 to 2001. On March 9, 2009, Smart received another letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, Smart received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1995 and 1997 to 2003. On December 16, 2009 and January 29, 2010, Smart filed its reply letters and refuted the alleged franchise tax liability based on the Smart vs. City of Makati case and its BOI registration dated May 3, 2001.
In August 2009, the Business Tax Division of the City of Makati issued a Letter of Authority for the examination of Smart’s local tax liabilities covering the years 2006, 2007 and 2008. The City of Makati issued a Notice of Assessment dated October 23, 2009 against Smart for alleged deficiency local business taxes, fees and charges, including interest and penalties, covering the years 2006 to 2008. Smart protested the assessment on December 16, 2009. On February 8, 2010, Smart received the City of Makati’s Revised Notice of Assessment, which showed deficiency local franchise and business taxes, including interest and penalties, for the years 2006 to 2008. Smart contested the revised deficiency local tax assessment on February 15, 2010. In a letter dated February 19, 2010, the City of Makati demanded the immediate settlement of the alleged tax liability. On March 3, 2010, Smart requested the City of Makati for a reinvestigation and for it to further evaluate its arguments and supporting documents. Afterwhich, Smart had several meetings with the officials of the City of Makati to discuss its request for reinvestigation. During that period, the City of Makati officials advised Smart that they still need to study and internally discuss the arguments of Smart.
On August 3, 2010, Smart received the City of Makati’s Notice of Distraint and Levy dated July 23, 2010. Smart sent a letter to the City of Makati on August 10, 2010 inquiring on the status of Smart’s request for reinvestigation and requested for a meeting. On August 19, 2010, Smart’s representatives met with the City of Makati officials and they then informed Smart’s representatives that its decision on the matter is final.
On September 1, 2010, Smart filed an Appeal with application for the issuance of a Temporary Restraining Order and Writ of Preliminary Injunction before the RTC of the City of Makati (Branch 133) docketed as SCA No. 10-852. On September 6, 2010, the RTC of the City of Makati (Branch 133) promulgated an Order granting the issuance of a temporary restraining order for 20 days directing the City of Makati and the City Treasurer to maintain the status quo until a hearing can be had to determine the propriety of injunctive relief conditioned upon posting of a Php200 million bond by Smart. In an Order dated September 23, 2010, the RTC of the City of Makati (Branch 133) issued a Writ of Preliminary Injunction conditioned upon posting of Php500 million bond by Smart. Smart submitted the bond with the RTC of the City of Makati (Branch 133) on October 4, 2010. The City of Makati filed a Motion for Reconsideration of the Order dated September 23, 2010, which was denied.
Meanwhile, the City of Makati filed a Motion to Dismiss dated September 15, 2010 and a Motion to Inhibit dated September 21, 2010, which were both denied as well as the Motions for Reconsideration from the Orders denying the said motions.
Thus, the City of Makati filed with the Court of Appeals a Petition for Certiorari [With Urgent Application for the Issuance of a Temporary Restraining Order and/or Writ of Preliminary Injunction] dated December 16, 2010, seeking to annul the following orders of the RTC of the City of Makati: Order dated September 23, 2010 (granting Smart’s prayer for the issuance of a Writ of Preliminary Injunction); and Order dated October 12, 2010 (denying the City of Makati’s Motion to Dismiss and Motion for Inhibition), as well as the denial of the motions for reconsideration of the Orders dated September 23, 2010 and October 12, 2010. To date, the Court of Appeals has not ordered Smart to file a Comment. However, the Court of Appeals directed the City of Makati to amend the Verification portion of the Petition to state that the representative signing the Petition has personal knowledge of the contents thereof.
Trial dates are set on March 7, 2011, March 21, 2011 and April 4, 2011.
Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo amounting to approximately Php0.7 million, inclusive of surcharge and penalties. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 (Civil Case No. 02-27144) declaring Smart as exempt from payment of local franchise tax. The City of Iloilo appealed the Decision and the Supreme Court, on February 27, 2009, (G.R. No. 167260) ruled that Smart is liable to pay the local franchise tax to the City of Iloilo. On April 2, 2009, Smart filed its Motion for Reconsideration. On July 1, 2009, the Supreme Court’s Special Second Division issued a Resolution denying Smart’s Motion for Reconsideration. In accordance with this Decision, Smart paid the City of Iloilo.
In 2002, Smart filed a special civil action for declaratory relief for the ascertainment of its rights and obligations under the Tax Code of the City of Davao. The relevant section of Smart’s franchise provided that the grantee shall pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise by the grantee and the said percentage shall be in lieu of all taxes on the franchise or earnings thereof. On September 16, 2008, the Supreme Court’s Third Division ruled that Smart is liable for local franchise tax since the phrase “in lieu of all taxes” merely covers national taxes and was rendered inoperative when the VAT law took effect. On October 21, 2008, Smart filed its Motion for Reconsideration. Smart argued that the operative word in the “in lieu of all taxes” clause in Smart’s franchise is the word “all". The word “all” before “taxes” in the clause “in lieu of all taxes” covers all kinds of taxes, national and local, except only those mentioned in the franchise. Smart also argued that the BIR already clarified in its Revenue Memorandum Circular No. 5-96 dated March 31, 1997 that the VAT merely replaced the franchise tax. On July 21, 2009, the Supreme Court’s Third Division promulgated its Resolution denying Smart’s Motion for Reconsideration and affirming that Smart is liable to pay local franchise tax to the City of Davao. On June 3, 2010, Smart received an initial local franchise tax assessment from the City of Davao covering the years from 1997 to 2010. Smart filed on June 21, 2010 its letter of protest against the local franchise tax assessment citing its local tax exemption by virtue of its BOI registration. On July 6, 2010, Smart received a letter from the City of Davao requesting for the submission of additional documents. Smart submitted several documents on August 3, 2010. In reply to Smart’s protest, the City of Davao answered several issues, made an assessment and demanded for the settlement of the local franchise tax. Smart received the reply on October 26, 2010. On November 11, 2010, Smart protested the assessment. In an unsigned letter received by Smart on December 17, 2010, the City of Davao maintained that Smart is obligated to pay the local franchise tax assessed.
In an Indorsement dated February 10, 2011, the City of Davao Legal Office issued an Opinion recognizing that Smart’s Tax exemption, being a BOI registered enterprise, shall commence from the date of registration with the Board (six years for pioneer business enterprise), pursuant to the provisions of Section 133(g) of the Local Government Code in relation to Article 11 of the Omnibus Investment Code of 1987.

With the finality of the Iloilo and Davao cases, several cities and provinces have began discussions with Smart on the settlement of alleged local franchise tax within their respective jurisdictions. To limit the years covered by Smart’s tax liability, Smart is invoking the prospective application of the Iloilo and Davao decisions and the recognition of its local tax exemption by virtue of its BOI registration issued on May 3, 2001.
     PCEV’s Local Franchise Tax Assessment
In 2004, PCEV secured a favorable decision from a Trial Court involving the local franchise tax in the City of Makati. In the case entitled “Pilipino Telephone Corporation vs. City of Makati and Andrea Pacita S. Guinto” (Piltel vs. City of Makati) (Civil Case No. 01-1760), the RTC of the City of Makati rendered its Decision dated December 10, 2002 declaring PCEV exempt from the payment of local franchise and business taxes. The Trial Court ruled that the legislative franchise of PCEV, R.A. 7293, granting the corporation exemption from local franchise and business taxes took effect after R.A. 7160 which removed all prior tax exemptions granted by law or other special law. The Trial Court’s decision was affirmed by the Court of Appeals in its Decision dated July 12, 2004 and then subsequently, the Supreme Court denied the appeal of the City of Makati in its Entry of Judgment dated October 13, 2004. The Supreme Court ruled that the City of Makati, failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction.
On March 9, 2009, PCEV received a letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, PCEV received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1999 to 2003. On December 16, 2009, PCEV filed its reply and refuted the alleged franchise tax liability based on the Piltel vs. City of Makati case. As at March 29, 2011, this case is still pending with the City of Makati.
     Real Property Tax Assessment
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
On August 16, 2010, the Court of Appeals issued an Entry of Judgment confirming that the November 26, 2008 Resolution had become final and executory on December 22, 2008, and it was recorded in the book of Entries of Judgments.
     Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI
Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Currently, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.
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
Other disclosures required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.
28. Financial Assets and Liabilities
We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 — Summary of Significant Accounting Policies.
The following table sets forth our financial assets and financial liabilities as at December 31, 2010 and 2009:

			Fair value			Total
	Loans	Held-to-	through	Available-for-	Liabilities	financial	Non-financial
	and	maturity	profit or	sale financial	carried at	assets and	assets and
	receivables	investments	loss	assets	amortized cost	liabilities	liabilities	Total
	(in million pesos)
Assets as at December 31, 2010
Noncurrent:
Property, plant and equipment	—	—	—	—	—	—	163,184	163,184
Investments in associates and joint ventures	—	—	—	—	—	—	23,203	23,203
Available-for-sale financial assets	—	—	—	147	—	147	—	147
Investment in debt securities	—	484	—	—	—	484	—	484
Investment properties	—	—	—	—	—	—	1,560	1,560
Goodwill and intangible assets	—	—	—	—	—	—	11,485	11,485
Deferred income tax assets — net	—	—	—	—	—	—	6,110	6,110
Derivative financial assets	—	—	178	—	—	178	—	178
Prepayments — net of current portion	—	—	—	—	—	—	8,679	8,679
Advances and refundable deposits — net of current portion	984	—	—	—	—	984	203	1,187
Current:
Cash and cash equivalents	36,678	—	—	—	—	36,678	—	36,678
Short-term investments	152	—	517	—	—	669	—	669
Trade and other receivables	16,428	—	—	—	—	16,428	—	16,428
Inventories and supplies	—	—	—	—	—	—	2,219	2,219
Derivative financial assets	—	—	5	—	—	5	—	5
Current portion of prepayments	—	—	—	—	—	—	5,418	5,418

			Fair value			Total
	Loans	Held-to-	through	Available-for-	Liabilities	financial	Non-financial
	and	maturity	profit or	sale financial	carried at	assets and	assets and
	receivables	investments	loss	assets	amortized cost	liabilities	liabilities	Total
	(in million pesos)
Current portion of advances and refundable deposits	16	—	—	—	—	16	165	181

Total assets	54,258	484	700	147	—	55,589	222,226	277,815

Liabilities as at December 31, 2010
Noncurrent:
Interest-bearing financial liabilities — net of current portion	—	—	—	—	75,888	75,888	—	75,888
Deferred income tax liabilities — net	—	—	—	—	—	—	1,099	1,099
Derivative financial liabilities	—	—	3,604	—	—	3,604	—	3,604
Pension and other employee benefits	—	—	—	—	—	—	1,834	1,834
Customers’ deposits	—	—	—	—	2,223	2,223	—	2,223
Deferred credits and other noncurrent liabilities	—	—	—	—	12,041	12,041	1,526	13,567
Current:
Accounts payable	—	—	—	—	23,673	23,673	2,131	25,804
Accrued expenses and other current liabilities	—	—	—	—	28,822	28,822	7,137	35,959
Provision for assessments	—	—	—	—	—	—	1,555	1,555
Current portion of interest-bearing financial liabilities	—	—	—	—	13,801	13,801	—	13,801
Dividends payable	—	—	—	—	2,086	2,086	—	2,086
Income tax payable	—	—	—	—	—	—	3,010	3,010

Total liabilities	—	—	3,604	—	158,534	162,138	18,292	180,430

Net assets (liabilities)	54,258	484	(2,904)	147	(158,534)	(106,549)	203,934	97,385

Assets as at December 31, 2009
Noncurrent:
Property, plant and equipment	—	—	—	—	—	—	161,256	161,256
Investments in associates and joint ventures	—	—	—	—	—	—	22,233	22,233
Available-for-sale financial assets	—	—	—	134	—	134	—	134
Investment in debt securities	—	462	—	—	—	462	—	462
Investment properties	—	—	—	—	—	—	1,210	1,210
Goodwill and intangible assets	—	—	—	—	—	—	13,024	13,024
Deferred income tax assets — net	—	—	—	—	—	—	7,721	7,721
Prepayments — net of current portion	—	—	—	—	—	—	8,663	8,663
Advances and refundable deposits — net of current portion	842	—	—	—	—	842	260	1,102
Current:
Cash and cash equivalents	38,319	—	—	—	—	38,319	—	38,319
Short-term investments	3,338	—	486	—	—	3,824	—	3,824
Trade and other receivables	14,729	—	—	—	—	14,729	—	14,729
Inventories and supplies	—	—	—	—	—	—	2,165	2,165
Derivative financial assets	—	—	6	—	—	6	—	6
Current portion of prepayments	—	—	—	—	—	—	5,098	5,098
Current portion of advances and refundable deposits	7	—	—	—	—	7	195	202

Total assets	57,235	462	492	134	—	58,323	221,825	280,148

Liabilities as at December 31, 2009
Noncurrent:
Interest-bearing financial liabilities — net of current portion	—	—	—	—	86,079	86,079	—	86,079
Deferred income tax liabilities — net	—	—	—	—	—	—	1,321	1,321
Derivative financial liabilities	—	—	2,751	—	—	2,751	—	2,751
Pension and other employee benefits	—	—	—	—	—	—	374	374
Customers’ deposits	—	—	—	—	2,166	2,166	—	2,166
Deferred credits and other noncurrent liabilities	—	—	—	—	13,159	13,159	1,279	14,438
Current:
Accounts payable	—	—	—	—	17,698	17,698	1,903	19,601
Accrued expenses and other current liabilities	—	—	—	—	28,752	28,752	6,694	35,446
Provision for assessments	—	—	—	—	—	—	1,555	1,555
Current portion of interest-bearing financial liabilities	—	—	—	—	12,714	12,714	—	12,714
Dividends payable	—	—	—	—	1,749	1,749	—	1,749
Income tax payable	—	—	—	—	—	—	2,829	2,829

Total liabilities	—	—	2,751	—	162,317	165,068	15,955	181,023

Net assets (liabilities)	57,235	462	(2,259)	134	(162,317)	(106,745)	205,870	99,125

The following table sets forth the consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2010 and 2009:

	Carrying Value		Fair Value
	2010	2009	2010	2009
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets:
Listed equity securities	78	68	78	68
Unlisted equity securities	69	66	69	66
Investment in debt securities	484	462	502	474
Derivative financial assets:
Long-term currency swap	178	—	178	—
Advances and refundable deposits — net of current portion	984	842	915	732

Total noncurrent financial assets	1,793	1,438	1,742	1,340

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	2,906	3,300	2,906	3,300
Temporary cash investments	33,772	35,019	33,772	35,019
Short-term investments	669	3,824	669	3,824
Trade and other receivables — net:
Foreign administrations	4,321	4,064	4,321	4,064
Retail subscribers	3,872	3,546	3,872	3,546
Corporate subscribers	2,042	2,429	2,042	2,429
Domestic carriers	1,453	1,184	1,453	1,184
Dealers, agents and others	4,740	3,506	4,740	3,506
Derivative financial assets:
Bifurcated embedded derivatives	5	6	5	6
Current portion of advances and refundable deposits	16	7	16	7

Total current financial assets	53,796	56,885	53,796	56,885

Total Financial Assets	55,589	58,323	55,538	58,225

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt — net of current portion	75,879	86,066	82,244	88,383
Obligations under finance lease	9	13	8	12
Derivative financial liabilities:
Long-term currency swap	3,604	2,751	3,604	2,751
Customers’ deposits	2,223	2,166	1,701	1,375
Deferred credits and other noncurrent liabilities	12,041	13,159	11,457	11,629

Total noncurrent financial liabilities	93,756	104,155	99,014	104,150

Current Financial Liabilities
Accounts payable:
Suppliers and contractors	20,957	14,975	20,957	14,975
Carriers	1,866	1,937	1,866	1,937
Related parties	244	233	244	233
Others	606	553	606	553
Accrued expenses and other current liabilities:
Utilities and related expenses	19,739	17,388	19,739	17,388
Employee benefits	3,852	8,071	3,852	8,071
Interests and other related costs	1,028	1,167	1,028	1,167
Liability arising from purchase of investment	—	65	—	65
Others	4,203	2,061	4,203	2,061
Interest-bearing financial liabilities:
Current portion of long-term debt	13,767	10,384	13,767	10,384
Obligations under finance lease	34	51	34	51
Notes payable	—	2,279	—	2,279
Dividends payable	2,086	1,749	2,086	1,749

Total current financial liabilities	68,382	60,913	68,382	60,913

Total Financial Liabilities	162,138	165,068	167,396	165,063

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as at December 31, 2010 and 2009:

	2010			2009
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets — Listed equity securities	78	—	78	68	—	68
Derivative financial assets	—	178	178	—	—	—
Current Financial Assets
Short-term investments	—	517	517	—	486	486
Derivative financial assets	—	5	5	—	6	6

Total	78	700	778	68	492	560

Noncurrent Financial Liabilities
Derivative financial liabilities	—	3,604	3,604	—	2,751	2,751

Total	—	3,604	3,604	—	2,751	2,751

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted prices that are either directly or indirectly observable for the assets or liabilities.
As at December 31, 2010 and 2009, we do not have financial instruments whose fair values are determined using inputs that are not based on observable market data (Level 3).
As at December 31, 2010 and 2009, there were no transfers between Level 1 and Level 2 fair value measurements.
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
Available-for-sale financial assets: Fair values of available-for-sale financial assets, which consist of proprietary listed shares, were determined using quoted prices. Investments in unlisted securities are carried at cost less any accumulated impairment losses.
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
Derivative Financial Instruments
Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. As at December 31, 2010 and 2009, we have no outstanding financial instruments designated as hedges.
The table below sets out the information about our derivative financial instruments not designated as hedges as at December 31, 2010 and 2009:

		2010					2009
										Mark-to-
					Mark-to-market					market Gains
	Maturity	Notional			Gains (Losses)		Notional			(Losses)
		(in millions)
PLDT
Currency swaps	2017	US$	222		Php	(2,651)	US$	245	Php	(1,803)
	2012		100			(953)		146		(948)
	2012		60	(1)		178		—		—

						(3,426)				(2,751)

ePLDT
Bifurcated embedded derivatives	2012		1			5		1		4

Smart
Bifurcated embedded derivatives	2010		—			—		—		2

Net liabilities					Php	(3,421)			Php	(2,745)

(1)	Overlay principal only swap agreements to effectively unwind a portion of the outstanding long-term principal only swap agreement maturing in 2012.

	2010	2009
	(in million pesos)
Presented as:
Noncurrent assets	178	—
Current assets	5	6
Noncurrent liabilities	(3,604)	(2,751)

Net liabilities	(3,421)	(2,745)

Analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in million pesos)
Net mark-to-market losses at end of year	(3,421)	(2,745)	(1,792)
Net mark-to-market losses at beginning of year	(2,745)	(1,792)	(7,027)

Net change	(676)	(953)	5,235
Hedge cost	(434)	(599)	(819)
Settlements, accretion and conversion	(631)	546	(2,367)
Net losses on cash flow hedges charged to other comprehensive income	—	—	662
Effective portion recognized in the profit or loss for the cash flow hedge	—	—	286
Ineffective portion recognized in the profit or loss for the cash flow hedge	—	—	118

Net gains (losses) on derivative financial instruments (Note 4)	(1,741)	(1,006)	3,115

PLDT
Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.
     Currency Swaps
PLDT has entered into long-term principal-only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. These long-term currency swaps have an aggregate notional amount of US$322 million and US$391 million with total mark-to-market losses of
Php3,604 million and Php2,751 million as at December 31, 2010 and 2009, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. The outstanding swap contracts have an agreed average swap exchange rates of Php50.45 and Php50.60 as at December 31, 2010 and 2009, respectively. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 2.93% and 2.83% per annum as at December 31, 2010 and 2009, respectively.
On various dates in 2009, the long-term principal-only currency swap agreements maturing in 2012 and 2017 were partially terminated, with a total aggregate settlement amount of Php112 million and Php485 million, respectively. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$146 million and US$245 million for the swaps maturing in 2012 and 2017, respectively, with mark-to-market losses of Php948 million and Php1,803, respectively, as at December 31, 2009.
On various dates in 2010, the long-term principal only-currency swap agreements maturing in 2012 and 2017 were partially terminated, with a total aggregate settlement amount of Php372 million and Php168 million, respectively. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$100 million and US$222 million for the swaps maturing in 2012 and 2017, respectively, with mark-to-market losses of Php953 million and Php2,651 million, respectively, as at December 31, 2010.
On various dates from October to November 2010, PLDT entered into several overlay principal only swap agreements with an aggregate amount of US$60 million to effectively unwind a portion of the outstanding long-term principal only swap agreement maturing in 2012. The overlay swaps are offsetting swaps which carry the direct opposite terms and cashflows of our existing swap agreement. As consideration for the overlay swaps, PLDT will pay an average hedge cost of 10.84% on a semi-annual basis over the life of the offsetting swaps. These overlay swap agreements have an aggregate mark-to-market gains of Php178 million as at December 31, 2010.
ePLDT
Level Up! embedded derivatives were bifurcated from various license contracts and other service agreements denominated in U.S. dollar. The aggregate notional amount of these bifurcated embedded currency forwards amounted to US$1 million each as at December 31, 2010 and 2009. The total mark-to-market gains of these bifurcated embedded currency forwards amounted to Php5 million and Php4 million as at December 31, 2010 and 2009, respectively.
Smart
Smart’s embedded derivatives were bifurcated from service and purchase contracts. There were no outstanding contracts as at December 31, 2010. Outstanding contracts amounted to US$209 thousand as at December 31, 2009, including service contracts denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction. Mark-to-market gains of these bifurcated embedded currency forwards amounted to Php2 million as at December 31, 2009.
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
Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.
We have letters of credit amounting to Php1,145 million as at December 31, 2010 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php36,678 million and Php669 million, respectively, as at December 31, 2010. See Note 15 — Cash and Cash Equivalents. Details on our letters of credit and a summary of the maturity profile of our financial liabilities as at December 31, 2010 and 2009 based on contractual undiscounted payments is set out in Note 26 — Contractual Obligations and Commercial Commitments.
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
The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2010 and 2009:

	2010		2009
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Note receivable	2	84	2	81
Derivative financial assets	4	178	—	—
Advances and refundable deposits	1	38	—	7

Total noncurrent financial assets	7	300	2	88

Current Financial Assets
Cash and cash equivalents	138	6,050	140	6,496
Short-term investments	15	652	47	2,164
Trade and other receivables — net	214	9,361	206	9,573
Derivative financial assets	—	5	—	6

Total current financial assets	367	16,068	393	18,239

Total Financial Assets	374	16,368	395	18,327

Noncurrent Financial Liabilities
Interest-bearing financial liabilities — net of current portion	782	34,244	837	38,871
Derivative financial liabilities	82	3,604	59	2,751

Total noncurrent financial liabilities	864	37,848	896	41,622

Current Financial Liabilities
Accounts payable	169	7,415	155	7,180
Accrued expenses and other current liabilities	143	6,267	95	4,409
Current portion of interest-bearing financial liabilities	103	4,537	155	7,220

Total current financial liabilities	415	18,219	405	18,809

Total Financial Liabilities	1,279	56,067	1,301	60,431

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php43.81 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2010.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php46.43 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2009.
As at March 29, 2011, the peso-dollar exchange rate was Php43.53 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in peso terms by Php253 million as at December 31, 2010.
Approximately 43% and 46% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2010 and 2009, respectively. Consolidated foreign currency-denominated debt decreased to Php38,414 million as at December 31, 2010 from Php45,633 million as at December 31, 2009. See Note 20 — Interest-bearing Financial Liabilities. The aggregate notional amount of PLDT’s outstanding long-term principal only currency swap contracts were US$262 million and US$391 million as at December 31, 2010 and 2009, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 30% (or 23%, net of our consolidated U.S. dollar cash balances) and 28% (or 19%, net of our consolidated U.S. dollar cash balances) as at December 31, 2010 and 2009, respectively.
Approximately 26% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2010 as compared with approximately 28% for each of the years ended December 31, 2009 and 2008. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues, and consequently, our cash flow from operations in Philippine peso terms.
The Philippine peso had appreciated by 5.64% against the U.S. dollar to Php43.81 to US$1.00 as at December 31, 2010 from Php46.43 to US$1.00 as at December 31, 2009. As at December 31, 2009, the Philippine peso had appreciated by 2.56% against the U.S. dollar to Php46.43 to US$1.00 from Php47.65 to US$1.00 as at December 31, 2008. As a result of our consolidated foreign exchange movements as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php1,807 million and Php909 million in 2010 and 2009, respectively, and net consolidated foreign exchange losses of Php6,170 million in 2008. See Note 4 — Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of December 31, 2011. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 5.27% as compared to the exchange rate of Php43.81 to US$1.00 as at December 31, 2010. If the peso-dollar exchange rate had weakened/strengthened by 5.27% as at December 31, 2010, with all other variables held constant, profit after tax for the year end 2010 would have been approximately Php1,099 million higher/lower and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php1,089 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.
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
The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2010 and 2009. Financial instruments that are not subject to interest rate risk were not included in the table.
As at December 31, 2010

								Discount/
								Debt
								Issuance	Carrying	Fair Value
	In U.S. Dollar							Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Assets:
Cash in Bank
U.S. Dollar	11	—	—	—	—	11	474	—	474	11	474
Interest rate	0.0025% to 0.7840%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	31	—	—	—	—	31	1,362	—	1,362	31	1,362
Interest rate	0.0625% to 2.9000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	3	—	—	—	—	3	118	—	118	3	118
Interest rate	0.0100% to 2.4000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	110	—	—	—	—	110	4,813	—	4,813	110	4,813
Interest rate	0.1000% to 1.7000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	661	—	—	—	—	661	28,959	—	28,959	661	28,959
Interest rate	1.0000% to 4.8100%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	15	—	—	—	—	15	652	—	652	15	652
Interest rate	1.9000% to 10.672%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	17	—	17	—	17
Interest rate	3.2500%	—	—	—	—	—	—	—	—	—	—
Investment in Debt Securities
Philippine Peso	—	—	8	3	—	11	484	—	484	11	502
Interest rate	—	—	6.8750%	7.0000%	—	—	—	—	—	—	—

	831	—	8	3	—	842	36,879	—	36,879	842	36,897

								Discount/
								Debt
								Issuance	Carrying	Fair Value
	In U.S. Dollar							Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	146	—	—	234	380	16,650	200	16,450	440	19,274
Interest rate	—	11.3750%	—	—	8.3500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	9	29	15	295	—	348	15,264	2,586	12,678	276	12,120
Interest rate	4.7000%	2.9900% to 3.7900%	2.9900% to 3.7900%	2.2500% to
				2.9900%	—	—	—	—	—	—	—
Philippine Peso	68	146	121	339	195	869	38,066	74	37,992	961	42,091
Interest rate	6.0323% to 8.7792%	5.6250% to 8.4346%	6.5000% to 8.4346%	6.5000% to 9.1038%	6.5000% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	6	148	45	15	—	214	9,357	71	9,286	212	9,286
Interest rate	US$ LIBOR + 0.8150%	Swap rate + 2.7900%;	Swap rate + 2.7900%;	Swap rate + 2.7900%;
		US$ LIBOR + 0.4200% to 1.8500%	US$ LIBOR + 0.4200%	US$ LIBOR + 1.3500%
			to 1.8500%	to 1.8500%	—	—	—	—	—	—	—
Philippine Peso	58	150	74	20	—	302	13,253	13	13,240	302	13,240
Interest rate	PDST-F + 0.3000% to	PDST-F + 0.3000% to 1.3750%;
	1.2500%	AUB’s prime rate	PDST-F + 0.3000%	PDST-F + 0.3000%	—	—	—	—	—	—	—

	141	619	255	669	429	2,113	92,590	2,944	89,646	2,191	96,011

As at December 31, 2009

								Discount/
								Debt
								Issuance	Carrying	Fair Value
	In U.S. Dollar							Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Assets:
Cash in Bank
U.S. Dollar	11	—	—	—	—	11	540	—	540	11	540
Interest rate	0.0025% to 0.88%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,673	—	1,673	36	1,673
Interest rate	0.625% to 2.90%	—	—	—	—	—	—	—	—	—	—
Other Currencies	1	—	—	—	—	1	31	—	31	1	31
Interest rate	0.0014 to 2.40%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	384	—	—	—	—	384	17,870	—	17,870	384	17,870
Interest rate	0.50% to 1.75%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	369	—	—	—	—	369	17,149	—	17,149	369	17,149
Interest rate	1.25% to 5.50%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	46	—	—	—	—	46	2,132	—	2,132	46	2,132
Interest rate	4.25% to 7.006%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,692	—	1,692	36	1,692
Interest rate	4.40%	—	—	—	—	—	—	—	—	—	—
Investment in Debt Securities
Philippine Peso	—	—	—	10	—	10	462	—	462	10	474
Interest rate	—	—	—	6.92%	—	—	—	—	—	—	—

	883	—	—	10	—	893	41,549	—	41,549	893	41,561

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	146	—	245	391	18,161	285	17,876	449	20,837
Interest rate	—	—	11.375%	—	8.350%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	14	27	5	285	—	331	15,397	3,338	12,059	229	10,654
Interest rate	4.515%	3.79% to 4.70%	3.79%	2.25% to
				3.79%	—	—	—	—	—	—	—
Philippine Peso	—	63	126	236	305	730	33,858	84	33,774	744	34,535
Interest rate	—	6.0323% to 8.4346%	5.625% to 8.4346%	6.125% to 9.1038%	6.50% to
					9.1038%	—	—	—	—	—	—

Variable Rate
U.S. Dollar	41	160	74	60	—	335	15,543	124	15,419	332	15,419
Interest rate	US$ LIBOR + 0.05% to 2.5%	US$ LIBOR + 0.42% to 1.85%;	US$ LIBOR + 0.42% to 1.85%;	US$ LIBOR + 0.42% to 1.85%;
		swap rate + 2.79%	swap rate + 2.79%	swap rate + 2.79%	—	—	—	—	—	—	—
Philippine Peso	—	185	81	107	—	373	17,349	27	17,322	373	17,322

								Discount/
								Debt
								Issuance	Carrying	Fair Value
	In U.S. Dollar							Cost	Value	In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Interest rate		PDST-F + 0.75% to	PDST-F + 1.0% to	PDST-F +
	—	1.5%; AUB’s prime rate	1.50%; AUB’s prime rate	1.0% to 1.50%	—	—	—	—	—	—	—
Short-term Debt
Notes Payable
U.S. Dollar	6	—	—	—	—	6	279	—	279	6	279
Interest rate	3.25%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	43	—	—	—	—	43	2,000	—	2,000	43	2,000
Interest rate	PDST-F + 1.5%;
	6.0896%	—	—	—	—	—	—	—	—	—	—

	104	435	432	688	550	2,209	102,587	3,858	98,729	2,176	101,046

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.
Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.
Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of December 31, 2011. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 15 basis points and 220 basis points higher/lower, respectively, as compared to levels as at December 31, 2010. If U.S. dollar interest rates had been 15 basis points higher/lower as compared to market levels as at December 31, 2010, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php56 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 220 basis points higher/lower as compared to market levels as at December 31, 2010, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php785 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If U.S. dollar interest rates had been 90 basis points higher/lower as compared to market levels as at December 31, 2009, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2009 would have been approximately Php527 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 55 basis points higher/lower as compared to market levels as at December 31, 2009, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2009 would have been approximately Php241 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.
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

The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments as at December 31, 2010 and 2009:

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2010	2009	2010	2009
	(in million pesos)
Loans and receivables:
Advances and refundable deposits	1,000	849	999	848
Cash and cash equivalents	36,678	38,319	36,458	38,101
Short-term investments	152	3,338	152	3,338
Foreign administrations	4,321	4,064	4,277	4,011
Retail subscribers	3,872	3,546	3,799	3,505
Corporate subscribers	2,042	2,429	1,918	2,328
Domestic carriers	1,453	1,184	1,453	1,184
Dealers, agents and others	4,740	3,506	4,740	3,506
Held-to-maturity investments:
Investment in debt securities	484	462	484	462
Available-for-sale financial assets	147	134	147	134
Fair value through profit or loss:
Short-term investments	517	486	517	486
Long-term currency swap	178	—	178	—
Bifurcated embedded derivatives	5	6	5	6

Total	55,589	58,323	55,127	57,909

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2)	Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2010 and 2009:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2010
Loans and receivables:
Advances and refundable deposits	1,000	951	49	—	—
Cash and cash equivalents	36,678	35,368	1,310	—	—
Short-term investments	152	152	—	—	—
Retail subscribers	8,917	946	926	2,000	5,045
Corporate subscribers	7,998	393	612	1,037	5,956
Foreign administrations	4,479	1,756	699	1,866	158
Domestic carriers	1,591	191	23	1,239	138
Dealers, agents and others	5,273	2,599	2,013	128	533
Held-to-maturity investments:
Investment in debt securities	484	484	—	—	—
Available-for-sale financial assets	147	108	39	—	—
Fair value through profit or loss(3):
Short-term investments	517	517	—	—	—
Long-term currency swap	178	178	—	—	—
Bifurcated embedded derivatives	5	5	—	—	—

Total	67,419	43,648	5,671	6,270	11,830

December 31, 2009
Loans and receivables:
Advances and refundable deposits	849	790	59	—	—
Cash and cash equivalents	38,319	37,767	552	—	—
Short-term investments	3,338	2,971	367	—	—
Corporate subscribers	9,106	1,078	283	1,068	6,677
Retail subscribers	8,026	1,236	518	1,792	4,480
Foreign administrations	4,353	1,261	451	2,352	289
Domestic carriers	1,267	157	8	1,019	83
Dealers, agents and others	3,927	2,068	1,022	416	421
Held-to-maturity investments:
Investment in debt securities	462	462	—	—	—
Available-for-sale financial assets	134	103	31	—	—
Fair value through profit or loss(3):
Short-term investments	486	486	—	—	—
Bifurcated embedded derivatives	6	6	—	—	—

Total	70,273	48,385	3,291	6,647	11,950

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2010 and 2009 are as follows:

		Neither past due	Past due but not impaired
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
			(in million pesos)
December 31, 2010
Loans and receivables:
Advances and refundable deposits	1,000	1,000	—	—	—	—
Cash and cash equivalents	36,678	36,678	—	—	—	—
Short-term investments	152	152	—	—	—	—
Retail subscribers	8,917	1,872	1,387	150	463	5,045
Corporate subscribers	7,998	1,005	642	159	236	5,956
Foreign administrations	4,479	2,455	616	393	857	158
Domestic carriers	1,591	214	165	182	892	138
Dealers, agents and others	5,273	4,612	21	20	87	533
Held-to-maturity investments:
Investment in debt securities	484	484	—	—	—	—
Available-for-sale financial assets	147	147	—	—	—	—
Fair value through profit or loss:
Short-term investments	517	517	—	—	—	—
Long-term currency swap	178	178	—	—	—	—
Bifurcated embedded derivatives	5	5	—	—	—	—

Total	67,419	49,319	2,831	904	2,535	11,830

December 31, 2009
Loans and receivables:
Advances and refundable deposits	849	849	—	—	—	—
Cash and cash equivalents	38,319	38,319	—	—	—	—
Short-term investments	3,338	3,338	—	—	—	—
Corporate subscribers	9,106	1,361	433	198	437	6,677
Retail subscribers	8,026	1,754	1,362	184	246	4,480
Foreign administrations	4,353	1,712	1,320	405	627	289
Domestic carriers	1,267	165	283	293	443	83
Dealers, agents and others	3,927	3,090	332	21	63	421
Held-to-maturity investments:
Investment in debt securities	462	462	—	—	—	—
Available-for-sale financial assets	134	134	—	—	—	—
Fair value through profit or loss:
Short-term investments	486	486	—	—	—	—
Bifurcated embedded derivatives	6	6	—	—	—	—

Total	70,273	51,676	3,730	1,101	1,816	11,950

Impairment Assessments
The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.
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
Capital Management Risk
We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.
In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.
Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core income per common share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.
As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million as at December 31, 2010. We had acquired at total of approximately 2.68 million shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million as at December 31, 2009. See Note 8 — Earnings Per Common Share and Note 19 — Equity.
Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.
We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt and notes payable). Our objective is to maintain our net consolidated debt to equity ratio below 100%.
The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2010 and 2009:

	2010	2009
	(in million pesos)
Long-term debt, including current portion (Note 20)	89,646	96,450
Notes payable (Note 20)	—	2,279

Total consolidated debt	89,646	98,729
Cash and cash equivalents (Note 15)	(36,678)	(38,319)
Short-term investments	(669)	(3,824)

Net consolidated debt	52,299	56,586

Equity attributable to equity holders of PLDT	97,069	98,575

Net consolidated debt to equity ratio	54%	57%

29. Cash Flow Information
The table below shows non-cash investing activities for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in million pesos)
Transfer of Meralco shares to Beacon (Note 10)	15,083	—	—
Recognition of asset retirement obligations (Note 21)	49	17	70
Conversion of preferred stock subject to mandatory redemption	—	9	1,077

30. Subsequent Event
PLDT’s Acquisition of Digital Telecommunications Philippines, Inc., or Digitel
On March 29, 2011, the boards of PLDT and JG Summit Holdings, Inc., or JGS, approved the acquisition by PLDT of JGS’s and certain other seller-parties’ ownership interest in Digitel, comprising of: (i) 3,277,135,882 common shares in Digitel, representing approximately 51.55% equity stake; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiaries to JGS and its subsidiaries, which PLDT expects to be convertible into approximately 18.6 billion shares of Digitel by June 30, 2011; and (iii) intercompany advances of Php34.1 billion made by JGS and its subsidiaries and certain of such seller-parties to Digitel and its subsidiaries (the “Assets”). Digitel is the 100% owner of Digitel Mobile Philippines, Inc., or DMPI, which is engaged in the mobile telecommunications business and owns the brand Sun Cellular.
PLDT agreed to pay JGS and certain other seller-parties Php69.2 billion, which will be settled by the issuance of one new PLDT share for every Php2,500 consideration payable for the Assets. In order to aid the board of PLDT in discharging their fiduciary duties, PLDT will engage an independent financial advisor to review the transaction and render a fairness opinion on the transaction and the consideration payable by PLDT.
PLDT further expects to announce its intention to conduct a tender offer for all the remaining Digitel shares, approximately 48.45% of the issued common stock of Digitel, held by the other remaining shareholders of Digitel. Under the contemplated tender offer, it is anticipated that PLDT will offer to purchase the remaining Digitel shares at the price of Php1.60 per Digitel share, which will be paid in the form of either PLDT shares issued at Php2,500 per share or cash, at the option of the Digitel shareholder. The contemplated tender offer price will be equivalent to the fully diluted price per share of Digitel, assuming full conversion of the convertible bonds. Should all remaining shareholders of Digitel accept the tender offer by PLDT, PLDT will issue a total of 29.65 million new PLDT shares for the acquisition of the Assets and of the remaining Digitel shares held by the other remaining shareholders of Digitel. The 29.65 million new PLDT shares will potentially represent approximately 13.7% of the enlarged issued share capital of PLDT on a fully diluted basis.
Assuming full acceptance by the minorities of Digitel, the total transaction consideration would be Php74.1 billion.
The completion of the acquisition will be subject to the procurement of regulatory approvals, including: (i) the approval by the NTC of the sale or transfer of JGS and the other seller-parties’ Digitel shares representing more than 40% of Digitel’s issued and outstanding common stocks; (ii) the approval by the Philippine SEC of the valuation of the Assets; (iii) the approval by the PSE of the block sale of the Digitel shares; (iv) the confirmation by the Philippine SEC that the issuance of the PLDT common shares to JGS and the other seller-parties is exempt from the registration requirement of the SRC; and (v) all other necessary approvals under applicable laws and regulations; and the approval by the stockholders of PLDT for the issuance of the PLDT common shares as payment for the purchase price of the Assets. In addition, the sale of the Digitel shares is subject to the consent of certain creditors of Digitel and DMPI.
This transaction is intended to be completed by the end of the second quarter of 2011.

Item 19. Exhibits
See Item 18 above for details of the financial statements filed as part of this annual report.
Exhibits to this report:

1(a).	Articles of Incorporation (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1(b).	By-Laws (as amended on August 3, 2010) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 29, 2011)

2.	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4.	Material Contracts

6.	Computation of Earnings Per Share

7.	Calculation of Ratio of Earnings to Fixed Charges

8.	Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
March 29, 2011

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:	/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1(a)	Articles of Incorporation (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1(b)	Amended By-Laws (as amended on August 3, 2010)

2	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4(a)	Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation (incorporated by reference to PLDT’s Form 6-K for the month of September 1999)

4(b)	Executive Stock Option Plan (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(c)	Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between PCEV, PCEV (Cayman) Limited, PLDT, The Chase Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(d)	The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and NTT DoCoMo (incorporated by reference to Schedule 13D/A (Amendment No.2) as filed with the United States Securities and Exchange Commission by Nippon Telegraph and Telephone Corporation and NTT Communications Corporation on January 31, 2006)

6	Computation of Earnings Per Share

7	Calculation of Ratio of Earnings to Fixed Charges

8	Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act