Form 20-F
period 2011-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2012-03-28
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – Date of event requiring this shell company report

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

11.375% Notes due May 2012 8.350% Notes due March 2017

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report.

As at December 31, 2011:

214,436,333 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share

441,912,370 shares of Serial Preferred Stock, Par Value Ten Philippine Pesos Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:  Yes  ☒  No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:  Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (of for such shorter period that the registrant was required to submit and post such files).  Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer  ☒                 Accelerated Filer  ☐                 Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No  ☒

i

ii

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements in Item 18 for a list of these subsidiaries, including a description of their respective principal business activities).

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States, all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan, and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php43.31 to US$1.00 on December 31, 2011. On March 21, 2012, the volume weighted average exchange rate quoted was Php42.90 to US$1.00.

In this report, each reference to:

•	3rd Brand means 3rd Brand Pte. Ltd., an 85.0%-owned subsidiary of SHPL;

•	ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, a wholly-owned subsidiary of PLDT;

•	ADRs mean American Depositary Receipts;

•	ADSs mean American Depositary Shares;

•	AIL means ACeS International Limited, a 36.99%-owned associate of ACeS Philippines;

•	Airborne Access means Airborne Access Corporation, a 99.4%-owned subsidiary of SBI;

•	AGS means ABM Global Solutions, Inc. (formerly BayanTrade, Inc.), and subsidiaries, or AGS Group, a 93.5%-owned subsidiary of ePLDT;

•	ARPU means average revenue per user;

•	BayanTel means Bayan Telecommunications, Inc.;

•	BCC means Bonifacio Communications Corporation, a 75.0%-owned subsidiary of PLDT;

•	Beacon means Beacon Electric Asset Holdings, Inc., 50.0%-owned by PCEV;

•	BIR means Bureau of Internal Revenue;

•	BOW means Blue Ocean Wireless, a 51.0%-owned subsidiary of SHPL, sold to Stratos BV, a third party, in June 2011;

•	BPO means business process outsourcing;

•	BSP means Bangko Sentral ng Pilipinas;

•	BTS means base transceiver station;

•	CBA means collective bargaining agreement;

•	CG Manual means PLDT Manual on Corporate Governance;

•	CGO means Corporate Governance Office;

•	ClarkTel means PLDT Clark Telecom, Inc., a wholly-owned subsidiary of PLDT;

•	CMTS means cellular mobile telephone system;

•	Code of Ethics means PLDT’s Code of Business Conduct and Ethics;

•	CPCN means Certificate of Public Convenience and Necessity;

•	CSRs mean customer service representatives;

•	CURE means Connectivity Unlimited Resource Enterprise, Inc., a wholly-owned subsidiary of FHI;

•	CyMed means CyMed, Inc., a wholly-owned subsidiary of SPi;

•	DFON means domestic fiber optic network;

•	Digitel means Digital Telecommunications Philippines, Inc., a majority-owned subsidiary of PLDT;

•	DMPI means Digital Mobile Philippines, Inc., owns the Sun Cellular business and a wholly-owned subsidiary of Digitel;

•	DSL means digital subscriber line;

•	ECC means the Executive Compensation Committee;

•	ePLDT means ePLDT, Inc., a wholly-owned subsidiary of PLDT;

•	First Pacific means First Pacific Company Limited;

•	First Pacific Group means First Pacific and its Philippine affiliates;

•	FHI means Francom Holdings, Inc., a wholly-owned subsidiary of Smart;

•	FPHC means First Philippine Holdings Corporation;

•	FPUC means First Philippine Utilities Corporation;

•	GAAP means generally accepted accounting principles;

•	Globe means Globe Telecom, Inc.;

•	GNC means the Governance and Nomination Committee;

•	GSM means global system for mobile communications;

•	HB means House Bill;

•	I-Contacts means I-Contacts Corporation, a wholly-owned subsidiary of Smart;

•	ICT means information and communications technology;

•	IFRS means International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	Infocom means Infocom Technologies, Inc., a 99.6%-owned subsidiary of SPi Global;

•	IP means internet protocol;

•	ISP means internet service providers;

•	Laguna Medical means Laguna Medical Systems, Inc., a wholly-owned subsidiary of SPi;

•	Laserwords mean Laserwords Private Ltd., a wholly-owned subsidiary of SPi;

•	LEC means local exchange carrier;

•	LTIP means long-term incentive plan;

•	Mabuhay Satellite means Mabuhay Satellite Corporation, a 67.0%-owned subsidiary of PLDT;

•	Maratel means PLDT-Maratel, Inc., a 97.8%-owned subsidiary of PLDT;

•	Meralco means Manila Electric Company;

•	MPIC means Metro Pacific Investments Corporation, a subsidiary of First Pacific;

•	MPRI means Metro Pacific Resources, Inc.;

•	netGames means netGames, Inc., a 57.5%-owned subsidiary of ePLDT;

•	NGN means Next Generation Network;

•	NTC means the National Telecommunications Commission of the Philippines;

•	NTT means Nippon Telegraph and Telephone Corporation;

•	NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;

•	NTT DOCOMO means NTT DOCOMO, Inc., a majority-owned and publicly traded subsidiary of NTT;

•	NTTC-UK means NTT Communications Capital (UK) Ltd., a wholly-owned subsidiary of NTT Communications;

•	NYSE means New York Stock Exchange;

•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;

•	PCD means PCD Nominee Corporation;

•	PCEV means PLDT Communications and Energy Ventures, Inc., (formerly known as Pilipino Telephone Corporation, or Piltel), a 99.5%-owned subsidiary of Smart;

•	PDSI means Primeworld Digital Systems, Inc., a wholly-owned subsidiary of Smart;

•	PFRS means Philippine Financial Reporting Standards;

•	PGCI means Philippine Global Communications, Inc.;

•	PHC means PH Communications Holdings Corporation, a wholly-owned subsidiary of Smart;

•	Philcom means PLDT-Philcom, Inc., a wholly-owned subsidiary of PLDT;

•	Philippine SEC means the Philippine Securities and Exchange Commission;

•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;

•	PLDT Global means PLDT Global Corporation, a wholly-owned subsidiary of PLDT;

•	PLP means PLDT Landline Plus;

•	PSE means the Philippine Stock Exchange, Inc.;

•	PTIC means Philippine Telecommunications Investment Corporation;

•	SBI means Smart Broadband, Inc., a wholly-owned subsidiary of Smart;

•	SHPL means Smarthub Pte. Ltd. (formerly SmartConnect Holdings Pte. Ltd.), a wholly-owned subsidiary of Smart;

•	SGP means SmartConnect Global Pte. Ltd., a wholly-owned subsidiary of SHPL;

•	SHI means Smarthub, Inc., a wholly-owned subsidiary of Smart;

•	SIM means subscriber identification module;

•	Smart means Smart Communications, Inc., a wholly-owned subsidiary of PLDT;

•	SMHC means Smart Money Holdings Corporation, a wholly-owned subsidiary of Smart;

•	SMI means Smart Money, Inc., a wholly-owned subsidiary of SMHC;

•	SMS means short messaging service;

•	SNMI means Smart-NTT Multimedia, Inc., a wholly-owned subsidiary of PLDT;

•	SPi CRM means SPi CRM Inc. (formerly ePLDT Ventus, Inc.), a wholly-owned subsidiary of SPi Global;

•	SPi means SPi Technologies, Inc., a wholly-owned subsidiary of SPi Global;

•	SPi Global means SPi Global Holdings, Inc., a wholly-owned subsidiary of PLDT;

•	SPi Group means SPi and its subsidiaries;

•	Springfield means Springfield Service Corporation, a wholly-owned subsidiary of SPi;

•	SRC means the Securities Regulation Code of the Philippines;

•	SRF means supervision and regulation fees;

•	SubicTel means PLDT Subic Telecom, Inc., a wholly-owned subsidiary of PLDT;

•	TSC means the Technology Strategy Committee;

•	U.S. SEC means the United States Securities and Exchange Commission;

•	VAS means value-added service;

•	VAT means value-added tax;

•	VoIP means voice over internet protocol;

•	WAP means wireless application protocol;

•	WCI means Wireless Card, Inc., a wholly-owned subsidiary of Smart;

•	W-CDMA means wideband-code division multiple access;

•	WiMax means Worldwide Interoperability for Microwave Access; and

•	Wolfpac means Wolfpac Mobile, Inc., a wholly-owned subsidiary of Smart.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2011 and 2010 and for the three years in the period ended December 31, 2011, included in this annual report on Form 20-F have been prepared in conformity with IFRS.

In accordance with rule amendments adopted by the U.S. SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP.

In 2011, we changed the presentation of our outbound revenues to gross amounts before charges billed to us, where applicable, by other carriers. In doing so, interconnection costs are then presented as a separate line item in the expense section of our consolidated income statements. Prior to 2011, we presented outbound revenues net of the share of other carriers. We made this change to present outbound revenues on a gross basis to more correctly present and align our consolidated income statement presentation with the predominant global practice in the telecommunications industry. We accounted for the change retroactively and accordingly restated our comparative consolidated income statements. The change is for presentation only and has no impact on our consolidated net income, earnings per share, cash flows and financial position. See Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements in Item 18 for further discussion.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income. Adjusted EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector. We also present adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported adjusted EBITDA as a supplement to financial measures in accordance with IFRS or United States GAAP. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should adjusted EBITDA be considered an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS. Unlike net income, adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Our calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

A reconciliation of our consolidated adjusted EBITDA to our consolidated net income for the years ended December 31, 2011, 2010 and 2009 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying consolidated financial statements in Item 18.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to non-controlling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. Core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2011, 2010 and 2009 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying consolidated financial statements in Item 18.

Selected Financial Data

The selected consolidated financial information below as at December 31, 2011 and 2010 and for the three years ended December 31, 2011, 2010 and 2009, should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, and the accompanying notes, included elsewhere in Item 18 of this annual report on Form 20-F. As disclosed above under “Presentation of Financial Information,” our consolidated financial statements as at and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 have been prepared and presented in conformity with IFRS.

	2011(1)		2011(2)		2010		2009		2008		2007
	(in millions, except earnings per common share amounts, weighted average number of common shares, ratio of earnings to fixed charges and dividends declared per common share amounts)
Statements of Operating Data:
Revenues	US$	3,566	Php	156,603	Php	158,387	Php	162,023	Php	160,492	Php	152,908
Service revenues(3)		3,505		153,958		156,170		159,597		157,528		149,682
Non-service revenues		60		2,645		2,217		2,426		2,964		3,226
Expenses(3)		2,582		113,382		102,831		104,141		100,441		97,791
Net income for the year		720		31,637		40,259		40,095		34,976		39,274
Earnings per common share for the year attributable to equity holders of PLDT
Basic		3.72		163.24		212.85		210.38		179.96		205.84
Diluted		3.71		163.10		212.85		210.36		179.95		204.88
Balance Sheets Data:
Cash and cash equivalents		1,049		46,057		36,678		38,319		33,684		17,447
Total assets		9,008		395,646		277,815		280,148		252,558		240,158
Total long-term debt – net of current portion		2,078		91,273		75,879		86,066		58,899		53,372
Total debt(4)		2,670		117,275		89,646		98,729		73,911		60,640
Total liabilities		5,543		243,427		180,430		181,023		145,589		127,813
Total equity		3,457		151,833		97,069		99,125		106,969		112,345
Weighted average number of common shares for the year (in thousands)		—		191,369		186,790		186,916		188,163		188,656
Other Data:
Depreciation and amortization		637		27,957		26,277		25,607		24,709		28,613
Ratio of earnings to fixed charges(5)		6.2x		6.2x		7.4x		7.7x		8.0x		8.3x
Net cash provided by operating activities		1,803		79,209		77,260		74,386		78,302		77,418
Net cash used in investing activities		677		29,712		23,283		49,132		17,014		31,319
Net cash used in financing activities		915		40,204		55,322		20,293		45,464		44,819
Dividends declared to common shareholders		944		41,460		40,909		38,758		36,578		28,299
Dividends declared per common share		5.05		222.00		219.00		207.00		194.00		150.00

(1)

We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2011, has been translated into U.S. dollars at the exchange rate of Php43.92 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2011. This translation should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011 and consolidated financial position as at December 31, 2011.
(3)	The 2007 to 2010 results have been restated, as discussed above, to reflect the change in the presentation of our outbound revenues. See “Presentation of Financial Information” section.
(4)	Total debt represents the sum of (i) current portion of long-term debt; (ii) long-term debt — net of current portion; and (iii) notes payable.
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

Capital Stock

The following table summarizes PLDT’s capital stock issued as at December 31, 2011 and 2010:

	December 31,
	2011		2010
	(in millions)
Serial Preferred Stock
10% Cumulative Convertible Preferred Stock
A to II	Php	4,059	Php	4,059
Cumulative Non-convertible Redeemable Preferred Stock
Series IV		360		360

	Php	4,419	Php	4,419

Common Stock	Php	1,072	Php	947

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2009, 2010 and 2011:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in pesos)	(in million)

2009	August 4, 2009	August 20, 2009	September 22, 2009	77	Php	14,384
2009	March 2, 2010	March 17, 2010	April 20, 2010	76		14,197
2009	March 2, 2010	March 17, 2010	April 20, 2010	65		12,142

				218		40,723

2010	August 3, 2010	August 19, 2010	September 21, 2010	78		14,570
2010	March 1, 2011	March 16, 2011	April 19, 2011	78		14,567
2010	March 1, 2011	March 16, 2011	April 19, 2011	66		12,326

				222		41,463

2011	August 2, 2011	August 31, 2011	September 27, 2011	78		14,567
2011	March 6, 2012	March 20, 2012	April 20, 2012	63		13,635
2011	March 6, 2012	March 20, 2012	April 20, 2012	48		10,376

				189	Php	38,578

Our current policy is to declare and pay dividends taking into consideration the interests of our shareholders as well as our working capital, capital expenditures and debt servicing requirements. We also take into consideration our ability to meet loan covenant requirements in the declaration and payment of dividends as discussed in Note 19 – Equity and Note 20 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18. The retention of earnings is necessary to meet the funding requirements of our business expansion and development programs. Unappropriated retained earnings of PLDT include undistributed earnings, representing accumulated equity in the net earnings of our subsidiaries, which are not available for distribution as dividends until the accumulated equity is received in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, which acts as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar dividends abroad, net of any applicable withholding tax.

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT’s common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars

2007	150.00	3.26
2008	194.00	4.47
Regular Dividend – April 21, 2008	68.00	1.62
Regular Dividend – September 22, 2008	70.00	1.51
Special Dividend – April 21, 2008	56.00	1.34
2009	207.00	4.30
Regular Dividend – April 21, 2009	70.00	1.45
Regular Dividend – September 22, 2009	77.00	1.62
Special Dividend – April 21, 2009	60.00	1.24
2010	219.00	4.95
Regular Dividend – April 20, 2010	76.00	1.71
Regular Dividend – September 21, 2010	78.00	1.78
Special Dividend – April 20, 2010	65.00	1.46
2011	222.00	5.10
Regular Dividend – April 19, 2011	78.00	1.80
Regular Dividend – September 27, 2011	78.00	1.78
Special Dividend – April 19,2011	66.00	1.52

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

The following table shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in Philippine pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End		Average(1)		High(2)		Low(3)

2007	Php	41.41	Php	45.88	Php	41.14	Php	49.16
2008		47.65		44.71		40.36		49.98
2009		46.43		47.82		45.95		49.06
2010		43.81		45.10		42.52		46.98
2011		43.92		43.28		41.96		44.59
2012 (through March 22, 2012)		43.05		42.90		42.19		44.25

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.
(2)	Highest exchange rate for the period.
(3)	Lowest exchange rate for the period.

	Month
	Period End		Average(1)		High(2)		Low(3)
2011
September	Php	43.80	Php	43.09	Php	42.20	Php	43.84
October		42.61		43.39		42.61		44.10
November		43.63		43.33		42.85		43.82
December		43.92		43.66		43.26		44.24
2012
January		42.92		43.57		42.86		44.25
February		42.72		42.65		42.19		43.04
March (through March 22, 2012)		43.05		42.83		42.50		43.06

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates during the month.
(2)	Highest exchange rate for the month.
(3)	Lowest exchange rate for the month.

This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the Philippine Dealing System Reference Rate as at December 31, 2011 of Php43.92 to US$1.00. You should not assume that such Philippine peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at March 21, 2012, the exchange rate quoted through the Philippine Dealing System was Php43.03 to US$1.00. Unless otherwise specified, the weighted average exchange rate of the Philippine peso to the U.S. dollar for a given year used in the following discussions in this report was calculated using the average of the daily exchange rates quoted through the Philippine Dealing System during the year.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider carefully all of the information in this annual report, including the risks and uncertainties described below. If any of the following risks actually occurs, it could have a material adverse effect on our business, financial condition or results of operations and the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Relating to Us

We face competition from well-established telecommunications operators and may face competition from new entrants, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

In 1993, the Philippine government liberalized the Philippine telecommunications industry and opened the Philippine telecommunications market to new entrants. At present, following the acquisition of Digitel by PLDT, the number of major players in the industry has been reduced to three major LECs, 11 international gateway facility providers and three major cellular operators in the country. Many entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technology and funding support, as well as service innovations and marketing strategies. We cannot assure you that the number of providers of telecommunication services will not increase in the future or that competition for customers will not cause our cellular and fixed line subscribers to switch to other operators, or otherwise cause us to increase our marketing expenditures or reduce our rates, resulting in a reduction in our profitability.

Competition in the cellular telecommunications industry is particularly intense, with network coverage, quality of service, product offerings, and price dictating subscriber preference. Recently, operators have grown more aggressive in maintaining and growing market share, especially in light of a maturing market. Our principal cellular competitor, Globe, has introduced aggressive marketing campaigns and promotions, such as unlimited voice and SMS offers. In the same way, Smart is also continuously innovating its product and conducting promotions, which may affect its cellular revenue growth. Specifically, in response to the unlimited voice and text offers by Globe, Smart introduced promotions allowing Smart and Talk ‘N Text subscribers to avail of unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messages at a fixed rate. Due to competition from other well-established telecommunications operators, we cannot assure you that the additional marketing expenses incurred by us for these promotions, nor can we assure you that, in response to rate pressures from our competitors, the potential loss of customers, decrease in rates or the increase in capital expenditures required for our continued capacity expansion necessary to accommodate the continued increases expected in call and text volumes as a result of unlimited voice and text offers will not have a material adverse effect on our business, results of operations, financial condition and prospects.

The cellular telecommunications industry may not continue to grow.

The majority of our total revenues are currently derived from the provision of cellular services to customers in the Philippines. As a result, we depend on the continued development and growth of this industry. The cellular penetration rate in the country, however, has already reached an estimated 97%, counting for multiple SIM card ownership, thus the industry may well be considered mature. Further growth of the market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices, the price levels of cellular handsets, consumer tastes and preferences and amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for cellular services or otherwise cause Philippine cellular telecommunications industry to stop growing or reduce the rate of its growth, could materially harm our business and prospects.

Our results of operations have been, and may continue to be, adversely affected by competition in, and the introduction of new services, which could put additional pressures on the traditional international and national long distance services.

The international long distance business has historically been one of our major sources of revenue. However, due to competition, the steep decline in international settlement rates that are paid to us by foreign telecommunications carriers for termination of international calls on our network, and the growing popularity of the so-called “over-the-top” service providers that offer social networking, instant messaging and VoIP services, revenues generated from our international long distance business have declined in recent years.

Revenues from international long distance services could continue to decline in the future for a variety of reasons, such as:

•	increases in competition from other domestic and international telecommunications providers;

•	advances in technology;

•	the growing popularity of alternative providers offering “over-the-top” services like social networking, instant messaging, internet telephony, also known as VoIP services; or

•	alternative providers of broadband capacity.

The continued high cellular penetration in the Philippines and the prevalence of SMS have negatively impacted our national long distance business in recent years. Moreover, net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries, which have been our predominant source of foreign currency revenues, have been declining in recent years. A continued decline in our foreign currency revenues could increase our exposure to risks from any possible future declines in the value of the Philippine peso against the U.S. dollar. As a result, we cannot assure you that we will be able to adequately increase our other revenues to make up for any adverse impact of a further decline in our net settlement payments. We cannot assure you that we can generate new revenue streams to fully offset the declines in our traditional fixed line long distance businesses, thus our revenues and profitability could be materially reduced and our growth and prospects could suffer.

Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes, and laws relating to anti-competitive practices and monopoly.

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress. Additionally, PLDT operates pursuant to various provisional authorities and CPCNs, which have been granted by the NTC and will expire between now and 2028. See Item 4. “Information on the Company – Licenses and Regulations” for a description of our licenses. Some of PLDT’s CPCNs and provisional authorities have already expired. However, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decisions on these applications. Because PLDT filed the applications for extension on a timely basis, we expect that these applications will be granted. However, we cannot assure you that the NTC will grant these applications. Smart also operates its cellular, international long distance, national long distance and global mobile personal communications via satellite services as well as international private leased circuits pursuant to CPCNs, which will expire upon the expiration of its franchise. Smart’s franchise is due to expire on March 27, 2017, 25 years after the date on which its current franchise was granted. On June 4, 2008, the NTC also granted DMPI a CPCN to operate and maintain a nationwide CMTS, for a period coterminous with the life of its existing franchise which is valid until December 11, 2027, 25 years after the date of its issuance.

The NTC also regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services. We cannot assure you that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or to the reduction in our total revenues or profitability. In addition, the NTC could adopt changes to the regulations governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers. The occurrence of any of which could materially reduce our revenues and profitability.

The PLDT Group is also subject to a number of national and local taxes. We cannot assure you that the PLDT Group will not be subject to new and/or additional taxes and that the PLDT Group would be able to impose additional charges or fees on its customers to compensate for the imposition of such taxes. There are bills in the 15th Philippine Congress that propose to tax telecommunications services. HB No. 138 proposes to impose a 7% Computer Education Tax on receipts from cellular phone calls to be borne by cellular phone companies that will be used in the creation of a special computer literacy education fund for public schools. HB No. 976 proposes to impose a gross receipts tax on cellular phone companies to finance the computer literacy program of public schools. HB Nos. 1030 and 1279 propose to require cellular phone companies to set up local assembly and packaging plants for the manufacture of cellular phone units for the purpose of taxation. For more details on relevant proposed regulations affecting our business, see Item 4. “Information on the Company – Licenses and Regulations – Material Effects of Regulation on our Business”. If any of these bills are enacted into law, such legislation could materially reduce our profitability and have a material adverse effect on our results of operations and financial condition. We cannot assure you that the PLDT Group will be able to impose additional charges or fees on its customers to compensate for the imposition of such taxes or charges, or for the loss of fees and/or charges.

Moreover, as one of the leading telecommunications service providers in the Philippines for fixed line, cellular and broadband services, we are subject to laws and regulations relating to anti-competitive practices and anti-monopoly. For example, Section 700 of NTC Memorandum Circular No. 8-9-95 requires us to seek the approval of the NTC with respect to rates of non-deregulated services in order to ensure that a healthy competitive environment is fostered within the industry. Also, Article II, Section 4 (g) of R.A. No. 7925 mandates us to interconnect our facilities with those of other authorized public network operators and other providers of telecommunications services in order to achieve a viable, efficient, reliable and universal telecommunications services. Of late, even the executive branch of the government has exhibited strong interest in enforcing anti-competitive and anti-monopolistic measures with the signing by the President of the Philippines of Executive Order, or EO, No. 45 last June 9, 2011. EO No. 45 designated the Department of Justice, or the DOJ, as the Competition Authority and established the Office for Competition under it, to among others, investigate violations of competition laws and prosecute violators thereof. While our business practices have not in the past been found to have violated any laws and regulations related to anti-competition and anti-monopoly, we cannot assure you that the relevant governmental regulators will not, in the future, find our business practices to have an anti-competitive effect on the Philippines telecommunications industry, nor can we assure you that we will not be found to have violated the relevant laws and regulations relating to anti-competition and anti-monopoly in the future. For example, prior to the acquisition of the Digitel Group, there were four major LECs (PLDT, Digitel, Innove and BayanTel) and three cellular service providers (Smart, DMPI and Globe) in the Philippines. On October 26, 2011, we completed the acquisition of the Digitel Group, which is the operator of Sun Cellular, one of the three major cellular service providers in the Philippines. As a result of the acquisition, the number of LECs and cellular service providers in the Philippines was reduced to three and two, respectively, leaving Globe as our sole competitor in the cellular service market. In order to mitigate the apparent anti-competitive effect of the acquisition, we agreed, as part of the NTC’s decision to grant its consent for the acquisition, to divest ourselves of the frequency spectrum and associated licenses held by CURE, one of Smart’s subsidiaries. Any future expansion in our services, particularly in our cellular services, could subject us to additional conditions in the granting of our franchises by the NTC and to increased regulatory scrutiny, which could harm our reputation and business, and which could have a material adverse effect on our growth and prospects. In addition, the occurrence of any such event could impose substantial costs or cause interruptions or considerable delays in the provision, development or expansion of our services. Delay or failure to receive any required franchises, licenses or regulatory approvals could result in the suspension of our services or abandonment of any planned expansions, thereby affecting our business, results of operations, financial condition and prospects.

The NTC may implement proposed changes in existing regulations and introduce new regulations, which may result in increased competition and/or changes in rates, each of which could have a material adverse effect on our revenues and profitability.

The NTC may regulate the rates and manner in which we charge our customers.

On April 14, 2009, the NTC released implementing guidelines on developing reference access offers, which are statements of the prices, terms and conditions under which a telecommunications carrier proposes to provide access to its network orfacilities to another such carrier or value-added service provider.

For example, on July 3, 2009, NTC issued Memorandum Circular No. 03-07-2009 promulgating an extension of expiration of prepaid loads from two months to various expiration periods ranging from three days to 120 days. Smart has been implementing the new validity period of prepaid loads since July 19, 2009.

In addition, on July 7, 2009, the NTC issued Memorandum Circular No. 04-07-2009, further amending the Memorandum Circular No. 03-03-2005A (Rules and Regulation on Broadcast Messaging), which prohibits content and/or information providers from initiating push messages. Memorandum Circular No. 04-07-2009 that further provides that broadcasts, which can include product campaigns, and requests for services must be initiated by the subscribers and not forced upon them by public telecommunications entities and/or content providers. It further requires that a notification be sent to subscribers to give subscribers an option whether to continue with the availed service.

In addition, on July 23, 2009 the NTC issued Memorandum Circular No. 05-07-2009 mandating cellular operators, including Smart and DMPI, to bill subscribers on a maximum six-second per pulse basis instead of the previous per minute basis. The NTC granted Smart and DMPI the provisional authority to charge new rates for the CMTS service and also directed Smart and DMPI to implement a six-second per pulse billing scheme on December 5, 2009. The implementation of this billing scheme has however resulted to a case which, as will be discussed in detail below, is now pending with the Philippine Supreme Court after Smart and CURE filed their petitions for review of the decision of the Court of Appeals on March 15, 2012 and March 12, 2012, respectively.

The NTC may call on carriers, other industry players and the public in general to public hearings with respect to certain proposed regulations affecting the industry in general or solicit comments from said parties with respect to consultative documents issued by the NTC on major industry issues, like the August 2006 significant market power, or smp, obligations. Under the said consultative documents, for example, certain obligations are proposed to be imposed on carriers with SMP by using a roadmap which consists of the following critical processes: (1) defining markets to be used as basis for regulatory intervention; (2) determining if one or several operators in the defined markets have the degree of market power that merit regulatory intervention; (3) identifying appropriate SMP obligations to achieve policy objectives; and (4) determining conditions that justify withdrawal of regulation.

This SMP issue, as well as the consultative documents thereon, were again revived at the height of the hearings on the acquisition of the Digitel Group. The PLDT Group, in response to a letter issued by the NTC Commissioner on the matter, reiterated its comments on the consultative documents. No further action was taken by the NTC on the matter following the receipt of PLDT’s reply to the NTC Commissioner’s letter. In connection with this and also at the height of the hearings on the acquisition of the Digitel Group, the President of the Philippines issued Executive Order (EO) No. 45 on June 9, 2011 designating the Department of Justice, or the DOJ, as the Competition Authority and established the Office for Competition under it. As Competition Authority, the DoJ is tasked to investigate violations of competition laws and prosecute violators; supervise competition in markets by enforcing such laws; as well as prepare, publish and disseminate studies and reports on competition to inform and guide industry and consumers. Among others it will target monopolies, cartels and other combinations in restraint of trade. To date however, the DOJ has yet to promulgate guidelines on how it will exercise its powers under the said EO.

On July 15, 2011, the NTC issued Memorandum Circular No. 7-7-2011 which required broadband service providers to specify the minimum broadband/internet connection speed and service reliability and the service rates in advertisements, flyers, brochures and service agreements. The said Memorandum Circular also set the minimum service reliability of broadband service to 80%.

Further, last December 19, 2011, the NTC issued a Decision in NTC ADM Case 2009-048 which lowered the interconnection charge to/from LEC and to/from CMTS to Php2.50 per minute, from Php4.00 per minute for LEC to CMTS and Php3.00 per minute from CMTS to LEC, making it in parity with each other. PLDT and Smart separately filed their respective Motions for Reconsideration alleging among others that interconnection, including the rates thereof, should be by law a product of bilateral negotiations between the parties and the Decision is unconstitutional as it is an invalid exercise by the NTC of its quasi-legislative powers and violates the constitutional guarantee against non-impairment of contracts.

Due to the regulatory power of the NTC, as set forth above, we cannot assure you that the NTC will not impose changes to the current regulatory framework in the future, which could lead to increased competition or negatively affect the rates we can charge for our services. Any of these events could have a material adverse effect on our business, results of operations and prospects.

The franchise of Smart and DMPI may be revoked due to their failure to conduct a public offering of their shares.

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act of the Philippines, Republic Act, or R.A., 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges, representing at least 30% of its aggregate common shares within a period of five years from: (a) the date the law first becomes effective; or (b) the entity’s first start of commercial operations, whichever date is later. As of the latest practicable date, Smart and DMPI have yet to conduct a public offering of their shares. Consequently, the Philippine Congress may revoke the franchise of Smart and DMPI for their failure to comply with the requirement under R.A. 7925 on the public offering of their shares. A quo warranto case may also be filed against Smart and DMPI by the Office of the Solicitor General of the Philippines for the revocation of the respective franchises of Smart and DMPI on the ground of violation of R.A. 7925.

Although the position taken by Smart and DMPI is that such provision is merely directory and that the policy underlying the requirement for telecommunication entities to conduct a public offering should be deemed to have been achieved when PLDT acquired a 100% equity interest in Smart in 2000 and DTPI which is now majority-owned by PLDT, owned 10% equity interest in DMPI, since PLDT was then and continues to be a publicly listed company, there can be no assurance that the Philippine Congress will agree with such position. In September 2004, Senate Bill No. 1675 was filed seeking to declare that a telecommunications entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-thirds of its outstanding voting stock are owned and controlled directly or indirectly, by a listed company. However, we cannot assure you that such bill will be enacted or that the Philippine Congress will not revoke the franchise of Smart and DMPI or the Office of Solicitor General of the Philippines will not initiate a quo warranto proceeding against Smart and DMPI for the revocation of their respective franchises for failure to comply with the provision under R.A. 7925 on the public offering of shares, the occurrence of any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to effect the divestment of CURE in accordance with the terms of, or in a manner contemplated under the NTC’s approval of our acquisition of Digitel, the NTC may revoke its approval of any relevant franchises, licenses or permits held by Smart, any of which could significantly disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects.

As part of the NTC’s decision to grant its consent to our acquisition of the Digitel Group, we agreed to divest ourselves of the frequency spectrum and associated franchises, licenses and permits held by CURE. Under the terms of the order issued by the NTC on October 26, 2011, (i) CURE will sell its Red Mobile business to Smart; and (ii) Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, certain frequency spectrum and related permits. For a detailed description of the divestment of CURE, see Item 4. “Information on the Company – Development Activities (2009-2011) – Divestment of CURE.”

As at March 22, 2012, CURE is in the process of completing the sale of its Red Mobile business, primarily consisting of subscriber base and fixed assets, to Smart in line with the commitment made by PLDT in the divestment plan presented to the NTC. However, we cannot assure you that we will be able to effect the divestment of CURE within the time or in a manner contemplated under the order issued by the NTC. If we fail to effect the divestment of CURE in accordance with the terms of, or in a manner contemplated under the NTC’s approval of our acquisition of Digitel, the NTC may revoke its approval or any relevant franchises, licenses or permits held by Smart, any of which could significantly disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects.

Red Mobile introduced its unlimited voice and SMS offering utilizing a secondary network powered by Smart. Red Mobile Unlimited offers unlimited Red-to-Red call and text, and unlimited Red-to-Red text packages, as well as unlimited call and text to all Smart subscribers.

Rapid changes in telecommunications technology may adversely affect the economics of our existing businesses and the value of our assets, increase our required capital expenditures and create new competition.

The global telecommunications industry has been characterized by rapid technological changes, and the Philippine market is not an exception. We cannot assure you that these developments will not result in competition from providers of new telecommunications services or the need to make substantial capital expenditures to upgrade our existing network infrastructure. Furthermore, the NTC has issued to Smart and our competitors licenses covering 3G cellular services, for which we have made significant investments in the rolling-out of these services. We are also continuing to upgrade our fixed-line network to a next generation, all-IP network and rolling out a wireless broadband network in order to expand our capability to provide broadband services, as well as upgrade and modernize our wireless cellular network in order to achieve greater operating and cost-efficiencies. However, these projects require and will continue to require significant capital expenditures over the next few years.

In addition, we now face growing competition not just from other telecommunications operators, but also from the so-called “over-the-top” service providers that offer social networking, instant messaging and VoIP services.

Our future success will depend on our ability to anticipate and adapt to these changes and to offer services that meet demands of our customers on a competitive and timely basis. However, we may be unable to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate or effective manner. Future development of new technologies, services or standards could require significant changes to our business model, negatively impact our existing businesses or necessitate new investments. In addition, new products and services may be expensive to develop and may result in increased competition. Such strategic initiatives and technological developments could require us to incur significant additional capital expenditures. As a result, we cannot assure you that we would be able to adopt or successfully implement new technologies, nor can we assure you that future technological changes will not adversely affect our operations or the competitiveness of our services.

If we are unable to install and maintain telecommunications facilities and equipment in a timely manner, we may not be able to maintain our current market share and the quality of our services, which could have a material adverse effect on our results of operations and financial condition.

Our business requires the regular installation of new, and the maintenance of existing, telecommunications transmission and other facilities and equipment, which are being undertaken. The installation and maintenance of these facilities and equipment are subject to a number of risks and uncertainties, such as:

•	shortages of equipment, materials and labor;

•	work stoppages and labor disputes;

•	interruptions resulting from inclement weather and other natural disasters;

•	unforeseen engineering, environmental and geological problems; and

•	unanticipated cost increases.

Any of these factors could give rise to delays or cost overruns in the installation of new facilities or equipment or could prevent us from properly maintaining the equipment used in our networks, and hence could affect our ability to maintain existing services and roll out new services, for example, which could have a material adverse effect on our results of operations and financial condition.

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

We are exposed to cybersecurity risks, which may include the gaining of unauthorized access, data corruption, possible theft of intellectual property, stakeholder information or other sensitive data, the occurrence of any of which could significantly disrupt our business and have a material adverse effect on our results of operations and stakeholder confidence.

Over the years, our continued dependence on the latest digital technologies in conducting our operations exposes our business to risks associated with cyber incidents. These cyber incidents may range from unintentional events to deliberate attacks. These may be carried out by parties with the intention to bring about something as simple as plain disruption of our operations to something as destructive as breaching our network security. Some network attacks can cause our telecommunications services of internal systems to be unavailable. Others can disrupt our business communication, such as SPAM. Moreover, others can cause the disclosure of confidential information, such as brute force attack.

In order to minimize our exposure to cybersecurity risks, we have deployed a multi-layered defense from the network to the host and up to the application level, so that if one defensive measure fails, there are other defensive measures which will continue to provide protection. However, we cannot assure you that any of such defenses will be effective against or neutralize the effects of any cyber incidents resulting from unintentional cyber security breaches or deliberate attacks on our network infrastructure or computer systems, nor can we assure you that our business will not be significantly disrupted in the event of such security breach or attack. If we fail to timely and effectively prevent the occurrence of any such cyber security incidents, or fail to promptly rectify any such incidents, our business could be significantly disrupted, our results of operations could be materially and adversely affected, and the confidence of our stakeholders could be lost.

Our businesses require substantial capital investment, which we may not be able to finance.

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment. Our consolidated capital expenditures totaled Php31,207 million and Php28,766 million in 2011 and 2010, respectively. Our 2012 budget for consolidated capital expenditures is approximately Php38.1 billion, of which approximately Php13 billion is budgeted to be spent by PLDT, approximately Php18 billion is budgeted to be spent by Smart; approximately Php6 billion is budgeted to be spent by Digitel; and the balance represents the budgeted capital spending of our other subsidiaries. PLDT’s capital spending is intended principally to finance the continued build-out and upgrade of its broadband data and IP infrastructures and for its fixed line data services and the maintenance of its network. Smart’s capital spending is focused on expanding and upgrading its transmission network from the backbone up to last mile facilities to meet anticipated increased demand for cellular and broadband services in a highly-competitive playing field, including improvement of quality and subscriber experience, expansion of capacity and its accelerated network modernization program in order to achieve a greater operational and cost efficiencies. Digitel’s capital spending is intended principally to finance the expansion of fixed mobile convergence and continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas.

Future strategic initiatives could require us to incur significant additional capital expenditures. We may be required to finance a portion of our future capital expenditures from external financing sources, which have not yet been fully arranged. There can be no assurance that financing for new projects will be available on terms acceptable to us, or at all. If we cannot complete our development programs or other capital projects on time due to our failure to obtain the required financing, our growth, results of operations, financial condition and prospects could be materially and adversely affected.

Our debt instruments contain restrictive covenants which require us to maintain certain financial tests and our indebtedness could impair our ability to fulfill our financial obligations, service our other debt and carry out new financings.

As at December 31, 2011, we had consolidated total indebtedness of Php117,275 million, or US$2,670 million, and a consolidated ratio of debt to equity of 0.8 times, calculated as total debt on a consolidated basis divided by total equity attributable to equity holders of PLDT. Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios and other financial tests, calculated on the basis of PFRS on a consolidated and non-consolidated basis, and limit our ability to incur indebtedness. For a description of some of these covenants, see Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Financing Activities – Debt Covenants.”

Our indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, we may be required to dedicate a substantial portion of our cash flow to payments on our indebtedness, which could reduce the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements.

The principal factors that can negatively affect our ability to comply with the financial ratios and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. Approximately 47% of our total consolidated debts were denominated in foreign currencies as at December 31, 2011, principally in U.S. dollars, many of these financial ratios and other tests are expected to be negatively affected by any weakening of the Philippine peso.

We have maintained compliance with all of our financial ratios and covenants, as measured under PFRS, under our loan agreements and other debt instruments. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or unable to incur new debt. Inability to comply with the financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of maturities of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. An inability to effect these measures successfully could result in a declaration of default and an acceleration of maturities of some or all of our indebtedness, which could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations and our financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar.

A substantial portion of our indebtedness, related interest expenses, our capital expenditures and a portion of our expenses are denominated in U.S. dollars and other foreign currencies, whereas most of our revenues are denominated in Philippine pesos. As at December 31, 2011, approximately 47% of our total consolidated indebtedness was foreign currency-denominated, of which approximately 37% of our total consolidated indebtedness was unhedged.

A depreciation of the Philippine peso against the U.S. dollar would increase the amount of our U.S. dollar-denominated debt obligations and operating and interest expenses in Philippine peso terms. In the event that the Philippine peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations and other means to offset the resulting increase in our obligations in Philippine peso terms. Moreover, a depreciation of the Philippine peso against the U.S. dollar may result in our recognition of significant foreign exchange losses, which could materially and adversely affect our results of operations. A depreciation of the Philippine peso could also cause us not to be in compliance with the financial covenants imposed on us by our lenders under certain loan agreements and other indebtedness. Further, fluctuations in the Philippine peso value and of interest rates impact the mark-to-market gains/losses of certain of our financial debt instruments, which were designated as non-hedged items.

On the other hand, approximately 30% and 17% of the PLDT Group’s consolidated service revenues and expenses, respectively, are either denominated in U.S. dollars and/or are linked to the U.S. dollar. In this respect, an appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreases our revenues and expenses, and consequently, our cash flow from operations in terms of Philippine peso.

The Philippine peso has been subject to significant fluctuations in recent years. From 2003 to 2004, the Philippine peso depreciated from a high of Php52.02 on May 8, 2003 to a low of Php56.44 on October 14, 2004. While the Philippine peso appreciated in 2005, 2006 and 2007, it depreciated in 2008 to a low of Php49.98 and closed at Php47.65 as at December 31, 2008. In 2009 and 2010, the Philippine peso again appreciated to a high of Php42.52 and closed at Php43.81 as at December 31, 2010. In 2011, the Philippine peso further appreciated to a high of Php41.96 but closed the year at Php43.92. However, we cannot assure you that the Philippine peso will not depreciate and be subject to significant fluctuations going forward, due to a range of factors, including:

•	political and economic developments affecting the Philippines, including the level of remittances from overseas Filipino workers;

•	global economic and financial trends;

•	the volatility of regional currencies, particularly the Japanese yen;

•	any interest rate increases by the Federal Reserve Bank of the United States; and

•

changes in the value of the U.S. dollar relative to Philippine peso, resulting from events such as higher demand for U.S. dollars by both banks and domestic businesses to service their maturing U.S. dollar obligations or foreign exchange traders including banks covering their short U.S. dollar positions, among others.

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

Creditors of our subsidiaries generally have priority claims over our subsidiaries’ assets and cash flows. We and our creditors will effectively be subordinated to the existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries, except that we may be recognized as a creditor with respect to loans we have made to subsidiaries. If we are recognized as a creditor of a subsidiary, our claim will still be subordinated to any indebtedness secured by assets of the subsidiary and any indebtedness of the subsidiary otherwise deemed senior to the indebtedness we hold.

We may have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from our subsidiaries and our financial condition could be materially and adversely affected as a result.

We may not be successful in our acquisitions of, and investments in, other companies and businesses, and may therefore be unable to fully implement our business strategy.

As part of our growth strategy, we may make acquisitions and investments in companies or businesses. On October 26, 2011, we acquired a controlling interest in the Digitel Group, another major LEC and wireless operator in the Philippines. The success of our acquisitions and investments depends on a number of factors, such as:

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

The First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at February 29, 2012, taking into account shares purchased from JG Summit Holdings, or JGS, pursuant to an option agreement in connection with the Digitel acquisition. See Item 4. “Information on the Company – Historical Background and Development.” This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership.

Pursuant to publicly available filings made with the PSE, as at February 29, 2012, NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock, taking into account shares purchased from JGS pursuant to an option agreement in connection with the Digitel acquisition. See Item 1. “Information on the Company – Historical Background and Development” for further discussion. First Pacific and certain of its affiliates, or the FP Parties, NTT Communications, NTT DOCOMO and PLDT entered into a Cooperation Agreement, dated January 31, 2006, pursuant to which, among other things, certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, or the Strategic Agreement, and the Shareholders Agreement dated March 24, 2000, or the Shareholders Agreement, were extended to NTT DOCOMO. See Item 7. “Major Shareholders and Related Party Transactions” for further details regarding the shareholdings of NTT Communications and NTT DOCOMO in PLDT. As a result of the Cooperation Agreement, NTT Communications and NTT DOCOMO, in coordination with each other, have contractual veto rights over a number of major decisions and transactions that PLDT could make or enter into, including:

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

•

PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

•

PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer of Smart’s common capital stock by any member of the PLDT Group to any person who is not a member of the PLDT Group.

The FP Parties and/or NTT Communications and/or NTT DOCOMO may exercise their respective influence over these decisions and transactions in a manner that could be contrary to the interests of other shareholders or stakeholders in PLDT.

If a major shareholder sells its interest in PLDT, the transaction may result in an event of default under certain circumstances.

If First Pacific Group and its Philippine affiliates or NTT Communications sells all or a portion of their equity interest in PLDT, under certain circumstances, such sale may give rise to an obligation for PLDT to make an offer to purchase its outstanding debt under its US$250 million 11.375% notes due May 2012. As at December 31, 2011, Php6,403 million in principal amount of PLDT’s indebtedness is directly subject to a redemption upon any change in the major shareholding of PLDT or to an offer to purchase requirement. In such event, if PLDT fails to complete an offer to purchase the affected debts, all of its debt could become immediately due and payable as a result of various cross-default and acceleration provisions.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could adversely impact investor confidence and the market price of our common shares and ADSs, and have a material adverse effect on our business, our reputation, financial condition and results of operations.

Effective internal control over financial reporting is necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we are unable to provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our reputation and results of operations could be harmed.

We are required to comply with various Philippine and U.S. laws and regulations on internal control. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, we have been required to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by our management on the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must express an opinion on our internal control over financial reporting based on its audits.

However, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, including our failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations and there could be a material adverse effect on our business, our reputation, financial condition and results of operations, and the market prices of our common shares and ADSs could decline significantly.

Risks Relating to the Philippines

PLDT’s business may be adversely affected by political or social or economic instability in the Philippines.

The Philippines is subject to political, social and economic volatility that, directly or indirectly, could have a material adverse impact on our ability to sustain our business and growth.

For example, impeachment proceedings have been started against the Chief Justice of the Supreme Court of the Philippines. The proceedings have raised concerns about the judicial system in the country.

Moreover, the Philippines, similar to other non-oil producing countries, has been struggling unsuccessfully to keep oil prices from increasing further due to factors beyond the Philippine government’s control. The continuing rise in oil prices may have adverse implications on the Philippine economy in the future.

Furthermore, the Philippine economy has experienced periods of slow growth and significant depreciation of the Philippine peso. The Philippine government is also facing a fiscal deficit that the government is aiming to eliminate in the near future by implementing a number of economic reforms.

The fiscal deficit position of the Philippine government have resulted in increased concerns about the political and economic stability of the country. We cannot assure you that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies that are conducive to sustained economic growth or which do not impact adversely on the current regulatory environment for the telecommunications and other companies.

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

Risks Relating to Our Securities

Future authorization and issuance of substantial amounts of a new class of shares with voting rights could result in substantial dilution in voting power to the holders of our common shares and ADSs, and may materially reduce the market price of our common shares and ADSs.

On July 5, 2011, our board of directors approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation, which sets forth a sub-classification of its authorized preferred capital stock into 150 million shares of voting preferred stock and 807.5 million shares of non-voting serial preferred stock. Subject to the approval by the shareholders of PLDT, the voting preferred stock, if authorized and issued in full, would constitute approximately 41% of the enlarged voting power in PLDT. In addition, the shares of voting preferred stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines.

Upon the approval of the amendments by the Philippine SEC, the board of directors may authorize and issue any amount of voting preferred stock, up to 150 million shares, and determine the specific terms, features and limitations of such voting preferred stock. The issuance of voting preferred stock may result in substantial dilution in voting power to the holders of our common shares and ADSs, and the market price of our common shares and ADSs may decline significantly as a result.

Item 4.	Information on the Company

Overview

We are the leading telecommunications service provider in the Philippines. Through our three principal business segments, wireless, fixed line and BPO, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

We are the leading fixed line service provider in the Philippines accounting for approximately 65% of the total reported fixed line subscribers nationwide as at December 31, 2011. Smart is the leading cellular service provider in the country, and together with other PLDT Group cellular service providers, DMPI and CURE, account for approximately 68% of total reported cellular subscribers nationwide as at December 31, 2011. We have interests in the BPO sector, including the operation of our customer relationship management and knowledge processing solutions business.

Our common shares are listed and traded on the PSE and our ADSs, evidenced by ADRs, are listed and traded on the NYSE in the United States.

We had a market capitalization of approximately Php545,097 million, or US$12,411 million, as at December 31, 2011, representing one of the largest market capitalizations among Philippine-listed companies. We had total revenues of Php156,603 million, or US$3,566 million, and net income attributable to equity holders of PLDT of Php31,697 million, or US$722 million for the year ended December 31, 2011.

We operate under the jurisdiction of the NTC, which jurisdiction extends, among other things, to approving major services that we offer and rates that we can charge.

Historical Background and Development

PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928 as Philippine Long Distance Telephone Company, following the merger of four telephone companies under common U.S. ownership. Under its Amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Group acquired a significant interest in PLDT. On March 24, 2000, NTT Communications, through its wholly-owned subsidiary NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT

Communications’ investment in PLDT, the latter acquired 100% of Smart. On March 14, 2006, NTT DOCOMO acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at December 31, 2010. NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised the First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s shares of common stock as at that date. Since then, First Pacific Group and its Philippine affiliates’ beneficial ownership in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2011. See Item 7. “Major Shareholders and Related Party Transactions” for further discussion.

On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digitel from JGS and certain other seller-parties. As payment for the assets acquired from JGS, PLDT issued approximately 27.7 million common shares. In November 2011, JGS sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGS had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at February 29, 2012, the JG Summit Group, First Pacific Group and its Philippine affiliates and NTT Group (NTT DOCOMO, together with NTTC-UK) owned approximately 8%, 26% and 20% of PLDT’s outstanding common shares, respectively. See Note 13 – Business Combinations – PLDT’s Acquisition of Digitel to the accompanying consolidated financial statements in Item 18 for further information.

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

Recent Developments

Conversion of Acquired Securities and Mandatory Tender Offer in connection with the Digitel Acquisition

As a result of PLDT’s acquisition of a controlling interest in Digitel, we were required under the SRC to conduct a mandatory tender offer for all the remaining outstanding shares of common stock of Digitel on substantially the same terms as the acquisition of Digitel shares from JGS. On December 5, 2011, we filed the tender offer report on Philippine SEC Form 19.1, setting forth the terms of the mandatory tender offer, which consisted of an offer to purchase all remaining outstanding shares of Digitel at a consideration of Php1.6033 per Digitel share, payable in our common shares based on one new common share for every Php2,500 in consideration payable, equivalent to one new common share for every 1,559.28 Digitel shares, or in cash, at the option of noncontrolling Digitel shareholders, except for tendering shareholders residing outside the Philippines, who will only be paid in cash. The tender offer period commenced on December 7, 2011 and ended on January 16, 2012 with a total of 2,888 million Digitel shares tendered.

From February 1 to March 22, 2012, PLDT purchased from the open market 72.3 million common shares of Digitel. PLDT also exercised its conversion rights on December 8, 2011 and February 7, 2012 to convert and exchange certain of the zero coupon securities acquired from JGS and certain other seller-parties in the Digitel acquisition into Digitel shares. As a result of the tender offer, open market acquisitions, and conversions and exchanges described above, we held 99.5% of the outstanding capital of Digitel as at March 22, 2012.

On January 25, 2012, Digitel filed for voluntary delisting of its shares with the PSE, since its public ownership level has fallen below the minimum 10% required by the PSE. On February 22, 2012, the PSE granted the petition for voluntary delisting and accordingly ordered the delisting of the shares of Digitel from the Official Registry of the PSE effective March 26, 2012. Subject to the payment of the required voluntary delisting fee, Digitel shares shall no longer be tradable on the PSE effective March 26, 2012.

PLDT’s Listing of Additional Common Shares

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel, see Note 13 – Business Combinations – PLDT’s Acquisition of Digitel to the accompanying consolidated financial statements in Item 18 for further discussion.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

Redemption of Preferred Shares

On September 23, 2011, the Board of Directors approved the redemption of all outstanding shares of PLDT’s 10% Cumulative Convertible Preferred Stock Series A to FF, which were issued pursuant to the PLDT Subscriber Investment Plan, or SIP, or the SIP Preferred Shares, and all such shares were redeemed and retired effective January 19, 2012.

PLDT has set aside Php5.8 billion, the amount required to fund the redemption price for the SIP Preferred Shares, in a trust account in the name of Rizal Commercial Banking Corporation, as trustee. Pursuant to the terms of the trust account, the trustee will continue to hold in trust, for the benefit of those holders of SIP Preferred Shares who have failed to claim their redemption price for a period of 10 years from the redemption date or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on such redemption trust fund will accrue for the benefit of, and be paid from time to time to, PLDT.

All SIP Preferred Shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock were redeemed and retired effective January 19, 2012. A total amount of Php125 million was withdrawn from the Trust Account, representing total payments in redemption as at March 22, 2012.

PLDT expects to similarly redeem outstanding shares of 10% Cumulative Convertible Preferred Stock Series GG to II as and when they become eligible for redemption.

See Note 19 – Equity to the accompanying consolidated financial statements in Item 18 for further details.

Beacon’s Acquisition of Additional Meralco Shares

In January 2012, Beacon acquired 30 million Meralco common shares from FPUC, representing approximately 3% beneficial ownership in Meralco at a nominal value of Php295 per share, thereby increasing Beacon’s beneficial ownership in Meralco to 48%. FPUC will retain certain property dividends that may be declared on such shares.

Business Overview

As at December 31, 2011, our chief operating decision maker views our business activities in four business units: Wireless, Fixed Line, BPO and Others, compared to three business units in 2010: Wireless, Fixed Line and ICT. The remaining ICT businesses, which did not form part of our BPO, were reclassified into our fixed line segment. We have retroactively implemented the above changes in our segment reporting and restated our comparative operating segment information accordingly. See Item 4. “Information on the Company – Development Activities (2009-2011) – Business Reorganization” to the accompanying consolidated financial statements in Item 18 for further information.

Wireless

We provide cellular and wireless broadband, satellite and other services through our wireless business, which contributed about 92% and 8% of our wireless service revenues, respectively, in 2011. In previous years, rapid growth in the cellular market has resulted in a change in our revenue composition, with cellular service becoming our largest revenue source, surpassing our fixed line revenues in 2003. Cellular data services, which include all text messaging and text-related services ranging from ordinary SMS to VAS, contributed significantly to our revenue increase. Our total wireless revenues accounted for 60% in 2011 and 61% of our total revenues for each of the years 2010 and 2009. Our cellular service revenues accounted for 90% of our total wireless revenues in 2011 as compared with 91% in each of the years 2010 and 2009.

Our cellular service, which accounted for about 92% of our wireless service revenues for the year ended December 31, 2011, is provided through Smart, CURE and DMPI with 63,696,629 subscribers as at December 31, 2011 representing a market share of approximately 68%. In 2011, the combined number of Smart, Red Mobile and Sun Cellular subscribers increased by 18,060,621, or 40%, to 63,696,629. The growth was mainly due to the inclusion of DMPI’s prepaid and postpaid subscribers of 13,314,096 and 1,353,089, respectively, as at December 31, 2011 and a combination of organic subscriber growth and multiple SIM card ownership. The continued popularity of multiple SIM card ownership, together with unlimited voice offers, resulted in a decrease in our ARPU. Cellular penetration in the Philippines reached approximately 97% as at December 31, 2011, or approximately 28 times the country’s fixed line penetration, although the existence of subscribers owning multiple SIM cards overstates this penetration rate to a certain extent.

Approximately 97% and 91% of Smart’s and Sun Cellular’s, and nearly 100% of Red Mobile’s subscribers as at December 31, 2011 were prepaid service subscribers and subscriber gains in 2011 were predominantly attributable to their respective prepaid services. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market, allowing us to increase and broaden our subscriber base rapidly and to enjoy fairly rich margin given that there are no handset subsidies extended, reduced billing and administrative costs on a per-subscriber basis, as well as to control credit risk.

Our cellular subscriber growth has also been driven by text messaging. Text messaging continues to be popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. While still a significant contributor to Smart’s and Red Mobile’s cellular data service volume growth in 2011, cellular data service revenues were stable year-on-year at Php47,235 million in 2011 from Php47,236 million in 2010, partially offset by the inclusion of DMPI’s cellular data revenues of Php1,220 million for the period from October 26, 2011 to December 31, 2011.

Smart’s cellular network is the most extensive in the Philippines, covering substantially all of Metropolitan Manila and most of the other major population centers in the Philippines. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz BTS in dense urban areas while its 900 MHz BTS can be much more economically deployed in potentially high growth, but less densely populated provincial areas. We have rolled out a 3G network based on a W-CDMA technology and are currently upgrading our wireless broadband facilities. With 14,879 cellular/mobile broadband base stations, including DMPI’s 4,376 cellular/mobile broadband base stations as at December 31, 2011, our cellular network covers approximately 99% of all towns and municipalities in the Philippines, accounting for approximately 99% of the population.

DMPI transformed its transmission backbone network from a linear architecture to a ring topology, which allows for greater redundancy to ensure service reliability and quality. Additionally, DMPI has developed an advanced 3G network that is currently operational in 19 provinces nationwide. We believe DMPI has developed an advanced network infrastructure that is highly efficient and can be easily scaled to accommodate increased subscriber base for its 2G and 3G business and increased network traffic from “unlimited” plans offered to subscribers of Sun Cellular.

Fixed Line

We are the leading provider of fixed line telecommunications services throughout the country, servicing retail, corporate and small medium enterprise, or SME, clients. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. We had 2,166,295 fixed line subscribers as at December 31, 2011, an increase of 344,190 from the 1,822,105 fixed line subscribers as at December 31, 2010. The significant increase in fixed line subscribers was mainly due to the inclusion of Digitel’s fixed line subscribers of 296,395 as at December 31, 2011. Total revenues from our fixed line accounted for 35% of our total revenues for each of the years ended December 31, 2011, 2010 and 2009. National long distance revenues have been declining largely due to a drop in call volumes as a result of continued popularity of alternative means of communications such as texting, e-mailing and internet telephony. Partly mitigating these declines has been an increase in the revenue contribution of our data and other network services in recent years. Recognizing the growth potential of data and other network services, we have put considerable emphasis on the development of new packet-switched, data-capable and IP-based networks.

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

See “– Infrastructure – Fixed Line Network Infrastructure” for further information on our fixed line infrastructure.

Business Process Outsourcing

We provide knowledge processing solutions through SPi Group and customer relationship management though SPi CRM. The BPO segment accounted for 5% of our revenues in each of the years 2011, 2010 and 2009.

Others

Others consisting principally of PCEV, an investment holding company which has an interest in Meralco shares through its interest in Beacon’s outstanding common shares and preferred stock.

Capital Expenditures and Divestitures

See Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2009, 2010 and 2011 and those planned for 2012. We have not undertaken any significant divestitures and currently do not have any significant divestitures in progress.

Organization

PLDT Group includes the following significant subsidiaries as at March 22, 2012:

	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution services	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Call center services	—	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	—	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0
Smarthub, Inc., or SHI	Philippines	Software development and sale of maintenance and support services	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0
Telecoms Solutions, Inc., or TSI(a)	Mauritius	Mobile commerce platforms	—	—
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0

	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Mobile applications development and services; Content provider	—	100.0
Smarthub Pte. Ltd. (formerly SmartConnect Holdings Pte. Ltd.), or SHPL:	Singapore	Investment company	—	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0
Blue Ocean Wireless, or BOW(b)	Isle of Man	Delivery of GSM communication capability for the maritime sector	—	—
Telesat, Inc., or Telesat(c)	Philippines	Satellite communications services	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite(c)	Philippines	Satellite communications services	67.0	—
Digitel Mobile Philippines, Inc., or DMPI, a wholly-owned subsidiary of Digitel(g)	Philippines	Cellular mobile services	—	99.4

Fixed Line
ePLDT, Inc., or ePLDT(d):	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer relationship management and information technology, or IT, related services	100.0	—
ABM Global Solutions, Inc. (formerly BayanTrade, Inc.), or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	93.5
Digital Paradise, Inc., or Digital Paradise(e)	Philippines	Internet services	—	—
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	67.0
netGames, Inc., or netGames	Philippines	Customer relationship management	—	57.5
Level Up!, Inc., or Level Up!(f)	Philippines	Publisher of online games	—	—
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	—
Smart-NTT Multimedia, Inc., or SNMI(c)	Philippines	Data and network services	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—
Digitel(g):	Philippines	Telecommunications services	99.4	—
Digitel Capital Philippines Ltd., or DCPL	British Virgin Islands	Telecommunications services	—	99.4
Digitel Information Technology Services, Inc. or DITSI	Philippines	Internet services	—	99.4
Pilipinas Global Network Limited, or PGNL	British Virgin Islands	International distributor of Filipino channels and content	60.0	—

BPO
SPi Global Holdings, Inc., or SPi Global(h):	Philippines	Investment company	100.0	—
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group(d)	Philippines	Knowledge processing solutions	—	100.0
SPi CRM, Inc., or SPi CRM(d)	Philippines	Customer relationship management	—	100.0
Infocom Technologies, Inc., or Infocom(d)	Philippines	Customer relationship management	—	99.6

Others
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.5

(a)	Dissolved on May 3, 2011.
(b)	In June 2011, the management and operations of BOW were sold by SHPL to Stratos BV, a third party.
(c)	Ceased commercial operations.
(d)	On December 6, 2011, SPi, SPi CRM and Infocom were transferred by ePLDT to SPi Global to support PLDT’s objective to grow the BPO segment.
(e)	On April 1, 2011, ePLDT sold its entire 75% equity interest in Digital Paradise.
(f)	On July 11, 2011, ePLDT sold its 57.5% interest in Level Up!.
(g)

On October 26, 2011, PLDT acquired 51.6% equity interest in Digitel. On December 8, 2011 PLDT exercised the conversion option on convertible and exchangeable bonds issued by Digitel and DCPL, respectively, for an aggregate of 4 billion Digitel common shares, increasing PLDT’s equity interest from 51.6% to 70.2%. At the end of the tender offer period on January 16, 2012, PLDT’s equity interest in Digitel increased from 70.2% to 98%. The acquisition of 51.6% equity interest in Digitel and mandatory tender offer were accounted for as linked transactions, and the acquisition of Digitel was treated as if 100% equity interest were obtained up to end of tender offer period where the actual remaining noncontrolling interest is determined. See Note 13 — Business Combinations — PLDT’s Acquisition of Digitel to the accompanying consolidated financial statements in Item 18 for further discussion.

(h)

On July 25, 2011, SPi Global was sold by ePLDT to PLDT and reclassified as a holding company for BPO segment. ePLDT and its remaining subsidiaries were folded to the fixed line business of PLDT. See discussion in Note 4 — Operating Segment Information to the accompanying consolidated financial statements to the accompanying consolidated financial statements in Item 18 for further discussion.

Development Activities (2009-2011)

PLDT’s Investment in Philcom

On January 3, 2009, PLDT, PremierGlobal Resources and PGCI executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding common shares of Philcom’s common stock for a cash consideration of Php75 million.

Additional Investment of ePLDT in BayanTrade

ePLDT’s equity interest in BayanTrade increased from 10.8% as at December 31, 2008 to 93.5% as at December 31, 2009 as a result of a 34.3% equity interest acquired by ePLDT through a rights offering completed on January 20, 2009 for a cash consideration of Php28 million and the acquisition of an additional 48.4% equity interest on April 15, 2009 for cash consideration of Php39 million.

PCEV’s Investment in Beacon

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

Under the OA, each of PCEV and MPIC agreed to subscribe to 1,156 million common shares of Beacon, for a subscription price of Php20 per share or a total of Php23,130 million. PCEV and MPIC also agreed that their resulting equity after such subscriptions and PCEV’s purchase from MPIC of 12,500 Beacon common shares will be 50% each of the outstanding common shares of Beacon. On March 30, 2010, the investment in Meralco by PCEV was reduced by Php15,083 million, the proportionate carrying amount of 154.2 million Meralco shares sold and transferred to Beacon.

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

On October 25, 2011, PCEV transferred to Beacon its remaining 68.8 million Meralco shares for a total cash consideration of Php15,136 million. PCEV and Beacon entered into a Subscription Agreement on October 20, 2011 for 1,199 million Beacon preferred shares entitled to a liquidation preference and cumulative annual dividends of 7% for the same amount in cash.

PCEV and Beacon entered into a subscription agreement on January 20, 2012 for 135 million Beacon common shares for a cash consideration of Php2,700 million to fund Beacon’s acquisition of additional 30 million Meralco shares from FPUC. MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

On various dates in 2011, Beacon acquired from the market additional 49.9 million Meralco common shares or an equivalent of approximately 4.5% beneficial ownership in Meralco at an aggregate nominal value of Php14,310 million.

As at December 31, 2011, PCEV held 1,156 million Beacon common shares representing 50% of the outstanding Beacon common shares and 1,199 million shares of Beacon preferred stock with aggregate carrying value amounting to Php6,991 million, which was presented as part of available-for-sale financial assets in our consolidated statement of financial position as at December 31, 2011. As at December 31, 2011, Beacon beneficially owned 511.2 million Meralco common shares representing approximately 45.4% beneficial ownership in Meralco with a carrying value of Php104,092 million and market value of Php126,379 million based on quoted price of Php247 per share. PLDT, through PCEV, has approximately 22.7% indirect interest in Meralco through PCEV’s investment in Beacon as at December 31, 2011.

See Note 10 – Investments in Associates and Joint Ventures to the accompanying consolidated financial statements in Item 18 for further information on the acquisition of Meralco shares and the transfer of PCEV’s equity interest in Meralco.

Smart’s Acquisition of Noncontrolling Interests in PCEV

Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire at Php8.50 per share, which was paid in cash on August 12, 2009, from PCEV’s non-controlling shareholders up to approximately 840 million shares representing 7.2% of the outstanding common stock of PCEV at that time. Smart filed the Tender Offer Report with the Philippine SEC and the PSE on June 23, 2009 pursuant to Section 19 of the SRC. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93.0% of PCEV’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stocks of PCEV. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of noncontrolling interests acquired of Php5,479 million presented as part of capital in excess of par value account in our consolidated statement of financial position.

Transfer of PCEV’s Cellular Mobile Telephone Business/Asset to Smart

On June 30, 2009, PCEV’s stockholders approved the sale and transfer of PCEV’s cellular mobile telephone business/assets to Smart through a series of transactions, which included: (a) the assignment of PCEV’s Talk ‘N Text trademark to Smart for a consideration of Php8,004 million; (b) the transfer of PCEV’s existing Talk ‘N Text subscriber base to Smart in consideration of the rate of Php73 per subscriber, which is equivalent to Smart’s average acquisition cost per subscriber in 2008 for its Smart Prepaid subscribers representing Php1,213 million in the aggregate; and (c) the sale of PCEV’s GSM fixed assets to Smart at net book value. As a result, the cellular mobile telephone business has been consolidated under Smart in order to maximize revenue streams and eliminate any potential regulatory issues relating to the traffic between PCEV and Smart. The NTC approved the request for the sale and transfer of PCEV’s subscribers to Smart submitted on July 8, 2009 and the transfer of PCEV’s cellular mobile telephone business and assets to Smart completed on August 17, 2009.

Repurchase of PCEV’s Common Stock held by noncontrolling shareholders

PCEV’s Board of Directors approved three share buyback programs during its meetings on November 3, 2008, March 2, 2009 and August 3, 2009. For all three programs, the buyback was done through the trading facilities of the PSE through open market purchases, block trades or other modes, subject to compliance with applicable laws, rules and regulations. The number of shares approved for repurchase under the buyback programs were 58 million, 25 million and 61.5 million for the programs approved on November 3, 2008, March 2, 2009 and August 3, 2009, respectively. The program approved on November 3, 2008 was completed in January 2009 at a total cost of Php403 million, while the program approved on March 2, 2009 was completed in March 2009 at a total cost of Php188 million. PCEV repurchased 2.8 million shares at a total cost of Php23 million in 2009 and 0.8 million shares at a total cost of Php7 million in 2010 under the program approved on August 3, 2009. As at December 31, 2011 and 2010, cumulative shares repurchased under the share buyback programs totaled 86.6 million at an aggregate cost of Php621 million.

The share buyback was accounted for as acquisition of noncontrolling interest and therefore an equity transaction wherein the difference between the consideration paid and proportionate carrying value is recognized as an adjustment to capital in excess of par.

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps as necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to purchase the shares owned by the remaining minority shareholders representing 0.49% of the outstanding common stock of PCEV. Smart filed a Tender Offer Statement with the Philippine SEC on March 15, 2012. The tender offer commenced on March 19, 2012 and will end on April 18, 2012. PCEV, on the other hand, filed with the PSE its petition for voluntary delisting on March 19, 2012.

The program approved on August 3, 2009 was terminated by PCEV’s Board of Directors on March 5, 2012 in anticipation of the tender offer by Smart to PCEV’s remaining minority shareholders.

SPi’s Acquisition of Laguna Medical

On August 31, 2009, SPi (through SPi-America, a wholly-owned U.S. subsidiary of SPi) signed a Stock Purchase Agreement with Laguna Medical, a California Corporation, and its various sellers, to purchase 80% of the issued and outstanding common shares of Laguna Medical for a cash consideration of US$6.6 million, or Php313 million. Simultaneous with the agreement to acquire the 80% equity interest of Laguna Medical, SPi signed a Put-Call Agreement with Laguna Medical LLC, a Delaware Corporation, in respect of the remaining 20% of the outstanding common stock of Laguna Medical held by Laguna Medical LLC. Under said Put-Call Agreement, commencing on July 1, 2011, Laguna Medical LLC granted SPi the exclusive right to purchase the remaining Laguna Medical shares (call right) while SPi granted Laguna Medical LLC the exclusive right to sell the remaining Laguna Medical shares (put right) to SPi. Based on our evaluation of the mandatory Put-Call option, SPi has present access to the economic benefits associated with the ownership interest in Laguna Medical, hence, control over the 20% interest has already been in the possession of SPi since August 31, 2009. As a result, the effective ownership interest of Laguna Medical acquired by SPi on August 31, 2009 was 100%. The acquisition cost for the remaining 20% of the outstanding common stock of Laguna Medical is equivalent to the base price of US$2 million plus the change in Laguna Medical adjusted EBITDA from the date of acquisition to April 30, 2011 multiplied by applicable performance factors specified in the agreement. The contingent liability recognized in relation to the acquisition of the 20% interest was paid in full in July 2011.

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

Investment by Smart in BOW and subsequent sale of BOW

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

In June 2011, the management and operations of BOW was transferred from SHPL to Stratos BV, a third party. Consequently, SHPL ceased to recognize BOW as its subsidiary.

ePLDT’s Sale of Investments in Digital Paradise and Level Up!

As part of ePLDT’s business realignment and continuing efforts to dispose its non-core businesses, ePLDT sold its entire 75% interest in Digital Paradise on April 1, 2011, which was followed by the sale of its 57.5% interest in Level Up! on July 11, 2011.

ePLDT’s Additional Investment in ePDS

On August 24, 2011, ePLDT acquired an additional 17% of the equity interest of ePDS from Quantium Solutions International Pte. Ltd., or Quantum (formerly G3 Worldwide ASPAC), a private limited company, resulting in ePLDT’s equity interest in ePDS increasing from 50% to 67%. See Note 10 – Investment in Associates and Joint Ventures and Note 13 – Business Combinations – PLDT’s Acquisition of ePDS to the accompanying consolidated financial statements in Item 18 for further discussion.

SPi’s Sale of Medical Transcription Business of SPi and SPi America Holdings

On September 26, 2011, SPi and SPi America Holdings, a wholly-owned subsidiary of SPi, signed an Asset Purchase Agreement, or APA, with Acusis, LLC, a global provider of outsourced clinical documentation solutions based in Pittsburg, Pennsylvania, USA, for the sale of all assets and rights of every type and description which are related to or are used in the medical transcription business for a total consideration of US$2.8 million, or Php121 million, subject to the terms and conditions specified in the APA. The sale generated a net gain of US$2 million, or Php89 million.

The sale of investments in BOW, Digital Paradise, Level Up! and Medical transcription business of SPi and SPi America Holdings do not qualify as discontinued operations as these businesses do not represent a disposal of major line of business of PLDT Group.

SPi’s Acquisition of Laserwords

On November 1, 2011, SPi acquired through SPi Technologies India Private Ltd., a wholly-owned subsidiary of SPi, a 100% equity interest in Laserwords for a total cash consideration of US$23 million, or Php1,030 million. Laserwords is one of the oldest and most successful outsourcing partners for global media and publishing companies, with production facilities spread over Chennai-India, Lewiston-Maine, Madison-Wisconsin, and a separate facility offering publishing services in New York City.

PLDT’s Acquisition of a controlling interest in Digitel from JGS

On March 29, 2011, we entered into definitive agreements with JGS and certain other seller-parties to acquire a controlling interest in Digitel, or the Digitel acquisition. Digitel is an operator of fixed line and wireless telecommunications network in the Philippines, including mobile phone operations under the Sun Cellular brand name. Pursuant to the agreements, we agreed to acquire Digitel securities and loans consisting of: (i) 3.28 billion common shares of Digitel, or Digitel shares, representing approximately 51.6% of the issued common stock of Digitel at the time of acquisition; (ii) zero coupon convertible or exchangeable bonds issued by Digitel and its subsidiaries that are convertible or exchangeable into Digitel shares; and (iii) certain intercompany advances made by JGS to Digitel, all for a total consideration of Php69.2 billion, payable in newly issued PLDT common shares on the basis of one new common share for every Php2,500 in consideration payable, resulting in approximately 27.7 million of our common shares being issuable to JGS and certain other seller-parties. The common shares issued by PLDT in connection with Digitel acquisition are subject to a one-year lockup period, during which JGS and certain other seller-parties may not transfer or otherwise encumber these shares without our prior consent.

The consummation of the transaction was subject to the procurement by us of certain regulatory approvals, which were obtained on October 26, 2011, on the same date we completed the Digitel acquisition and began consolidating the results of operations of Digitel in our financial statements.

The primary effects of the acquisition of the Digitel Group on our operating segments is the addition of DMPI to our wireless business and the addition of Digitel to our fixed line business. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand. See Note 4 – Operating Segment Information, Note 13 – Business Combinations – PLDT’s Acquisition of Digitel and Note 14 – Goodwill and Intangible Assets to the accompanying consolidated financial statements in Item 18 for further information on the effect of the Digitel acquisition on PLDT and its businesses.

Divestment of CURE

On October 26, 2011, Smart was directed by PLDT to divest CURE, its wholly-owned subsidiary, as one of the conditions to the NTC’s approval of the acquisition of Digitel by PLDT. CURE was granted the right to use the 10 MHz of 3G frequency bandwidth in the 1955-1965 to 1955-2155 MHz spectrum, or the Affected Frequency, and operates the wireless business under the Red Mobile brand.

The NTC also approved in October 2011 the divestment plan presented by PLDT, which covers the following commitments:

•

CURE will sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets. There will be a nine-month transition period reckoned from the date of promulgation of the Decision to effect this first requirement; and

•

Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, the Affected Frequency and related permits. The divestment sale will be conducted within six months after the end of the nine-month transition period and will be made under the supervision and control of the NTC.

The Divestment Sale will be made under the supervision and control of the NTC and will be effected through a competitive bidding among duly enfranchised and qualified public telecommunication entities. A minimum price will be prescribed to allow Smart to recover its investment in acquiring, developing and operating CURE, or the Cost Recovery Amount. In the event that the actual proceeds from the Divestment Sale exceed the Cost Recovery Amount, PLDT will pay the NTC, as fee for supervising the Divestment Sale, at least 50% of such excess less government fees and taxes payable as a consequence of the Divestment Sale.

The divestment of CURE related franchise and licenses qualifies as noncurrent assets held-for-sale but was no longer presented separately in our consolidated statement of financial position as the carrying amounts are not material.

Business Reorganization

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the information and communications technology, or ICT business group, which provides data center services, internet and online gaming services and business solutions and applications, and which was subsequently incorporated into our fixed line business; and (ii) the BPO business group, which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi.

With our objective to grow the BPO business segment, and for ePLDT to focus on its core business of IT infrastructure and services, our Board of Directors approved on July 5, 2011 the spin off of SPi and SPi CRM from ePLDT and transfer the ownership of SPi Global to PLDT, and to place both SPi and SPi CRM under SPi Global. The reorganization was completed on December 6, 2011. See “ – Recent Developments – Beacon’s Acquisition of Additional Meralco Shares” and Note 10 – Investments in Associates and Joint Ventures to the accompanying consolidated financial statements in Item 18.

PCEV transferred its cellular business to Smart in August 2009 and acquired 223 million common shares, or about 20% equity interest, in Meralco in March 2010. PCEV subsequently transferred to Beacon in which PCEV acquired 50% equity interest effective March 31, 2010, 154.2 million and 68.8 million Meralco common shares to Beacon on May 12, 2010 and October 25, 2011, respectively. As a result, PCEV became an investment/holding company and reclassified PCEV from Wireless to Others business segment.

See Note 2 – Summary of Significant Accounting Policies, Note 13 – Business Combinations and Note 14 – Goodwill and Intangible Assets to the accompanying consolidated financial statements in Item 18 for further discussion regarding these and other acquisitions.

Strengths

We believe our business is characterized by the following competitive strengths:

•

Recognized Brands. PLDT and Smart are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for over 80 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. The Talk ‘N Text brand, which is provided using Smart’s network, has also gained significant recognition as a price-competitive brand. Our brand range was further strengthened with the acquisition of DMPI and its cellular brand, Sun Cellular. Since its launch in 2003, Sun Cellular has built considerable brand equity as a provider of “unlimited” services. Having a range of strong and recognizable brands allows us to offer to various market segments differentiated products and services that suit customers’ budgets and usage preferences.

•

Leading Market Shares. With approximately 69 million fixed line, cellular and broadband subscribers as at December 31, 2011, we have leading market positions in each of the fixed line, cellular and broadband markets in the Philippines in terms of both subscribers and revenues.

•

Diversified Revenue Sources. We derive our revenues from our four business segments, namely, wireless, fixed line, BPO and other businesses, with wireless contributing 60%, fixed line 35% and BPO 5% to our total revenues in 2011. Revenue sources of our wireless business include cellular services, which include voice services and text message-related and VAS, and wireless broadband services. Revenues from our wireless business are from cellular voice and data services. These have been declining in the past few years as a result of the popularity of bucket and unlimited plans which have resulted in increasing traffic on the network albeit with declining yields. The decline in our cellular revenues are somewhat mitigated by the increase in revenues from wireless broadband. Our fixed line business derives service revenues from local exchange, international long distance, national long distance and data and other network services. In our BPO business, sources of revenue include knowledge processing solutions and customer relationship management businesses. Revenues from our fixed line services, such as local exchange, national and international long distance, have been declining over the past years due to pressures on traditional fixed line voice revenues and reductions in international interconnection rates, offset by the significant revenue contribution of our data and other network service. Fixed line revenues represent 35% of our total revenues in 2011, 2010, and 2009.

•

Advanced Integrated Network. With the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. We aim to enhance the capabilities of our fixed line and wireless networks to allow us to better exploit this competitive strength and achieve higher levels of network efficiency in providing voice and data services. This includes the build out of a second network that has been designed to contain the increase in voice traffic resulting from lower cost voice offers under our Red Mobile brand. We believe this network and brand strategy will allow the quality of service on our main network serving our Smart Prepaid and Talk ‘N Text brands to be maintained. In addition, we continue the upgrade of our fixed line network to an all IP-based NGN, invest in increased international bandwidth capacity, and expansion of our 3G and wireless broadband networks in order to expand our data/broadband capabilities to attract more broadband subscribers by offering a better quality of experience. Included in our modernization program are investments to upgrade our IT capabilities, including our Operating Support Systems, Business Support Systems and Intelligent Networks, all of which are essential in enabling us to offer more relevant services to our customers.

•

Innovative Products and Services. We have successfully introduced a number of innovative and award-winning cellular products and services, including Smart Money, Smart Load and Pasa Load. Smart Load is an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to consumers. Pasa Load (the term “pasa” means “transfer”) is a derivative service of Smart Load that allows load transfers to other Smart Prepaid and Talk ‘N Text subscribers.

•	Strong Strategic Relationships. We have important strategic relationships with First Pacific, NTT DOCOMO and NTT Communications. We believe the technological support, international experience and management expertise made available to us through these strategic relationships will enable us to enhance our market leadership and ability to provide and cross-sell a more complete range of products and services.

Strategy

The key elements of our business strategy are:

•

Build on our leading positions in the fixed line and wireless businesses. We plan to continue building on our position as the leading fixed line and wireless service providers in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost and to increase our subscribers’ use of our network for both voice and data, as well as their reliance on our services. We are also modernizing our fixed line, cellular and mobile broadband networks, not only to achieve operating and cost efficiencies, but also to lay the foundation for future technological advances.

•

Capitalize on our strength as an integrated provider of telecommunications services. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services, and by developing convergent products that feature the combined benefits of voice and data, fixed line, wireless, BPO and other services utilizing our network and business platforms.

•

Strengthen our leading position in the data and broadband market. Leveraging on the inherent strengths of our fixed line and wireless businesses, we are committed to further develop our fastest growing business – broadband, data and other network services. Consistent with our strategy of introducing innovative products and services using advanced technology, we continue to launch various products and services in the data and broadband market that deliver quality of experience according to different market needs.

•

Maintain a strong financial position and improve shareholder returns. In recent years, we have significantly improved our financial position by utilizing our cash flows principally for debt reduction and capital expenditures. As the cash flows generated by our businesses have increased and our leverage ratios have improved, we have been able to restore the payment of cash dividends to our common shareholders beginning 2005 and were able to declare dividend payouts of approximately 100% for five consecutive years in each of 2007, 2008, 2009, 2010 and 2011 of our core earnings. We plan to continue utilizing our free cash flows for the payment of cash dividends to common shareholders and investments in new growth areas. As part of our growth strategy, we have made and may continue to make acquisitions and investments in companies or businesses. We will continue to consider value-accretive investments in telecommunications as well as telco-related businesses such as those in the global outsourcing and off-shoring industry.

Business

Wireless

We provide cellular, wireless broadband, satellite and other services through our wireless business.

Cellular Service

Overview

Our cellular business, which we provide through Smart, CURE and DMPI to over 63 million subscribers as at December 31, 2011, approximately 97% of whom are prepaid subscribers, focuses on providing wireless voice communications, wireless data communications (primarily through text messaging, but also through a variety of VAS, and mobile broadband). As a condition of our acquisition of a controlling interest in Digitel, we have agreed with the NTC that we will divest the congressional franchise, spectrum and related permits held by CURE following the migration of CURE’s Red Mobile subscriber base to Smart.

The following table summarizes key measures of our cellular business as at and for the years ended December 31, 2011, 2010 and 2009:

	2011(1)		2010		2009
Systemwide cellular subscriber base		63,696,629		45,636,008		41,328,641
Prepaid		61,792,792		45,214,433		40,893,098
Smart Prepaid		26,573,137		25,293,443		23,762,814
Talk ‘N Text		20,467,175		18,967,381		17,050,713
Red Mobile(3)		1,438,384		953,609		79,571
Sun Cellular		13,314,096		—		—
Postpaid		1,903,837		421,575		435,543
Smart		550,485		421,575		435,543
Red Mobile(4)		263		—		—
Sun Cellular		1,353,089		—		—
Growth rate of cellular subscribers
Prepaid
Smart Prepaid		5%		6%		16%
Talk ‘N Text		8%		11%		19%
Red Mobile		51%		1,098%		386%
Postpaid
Smart		31%		(3%)		9%
Red Mobile(4)		100%		—		—
Cellular revenues (in millions) (2)	Php	93,645	Php	95,520	Php	98,145
Voice(2)		43,885		45,678		43,642
Data(2)		47,235		47,236		52,031
Others(5)		2,525		2,606		2,472
Percentage of cellular revenues to total wireless service revenues		92%		92%		92%
Percentage of cellular revenues to total service revenues		55%		56%		56%

(1)	Includes DMPI’s revenues and cellular subscribers as at and for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.
(3)	Red Mobile prepaid was launched in November 2008 by CURE.
(4)	Red Mobile postpaid was launched on March 17, 2011 by CURE.
(5)

Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fee, share in revenues from PLDT’s WeRoam and PLP services, a small number of leased line contracts, and revenues from Chikka, Wolfpac and other Smart subsidiaries.

Service Plans. Smart markets nationwide cellular communications services under the brand names Smart Prepaid, Talk ‘N Text, Smart Postpaid and Smart Infinity, while CURE offers Red Mobile. Smart Prepaid and Talk ‘N Text are prepaid services while Smart Postpaid and Smart Infinity are postpaid services, which are all provided through Smart’s digital network. Red Mobile offers postpaid and prepaid services. With the acquisition of a majority interest in the Digitel Group on October 26, 2011, we now offer prepaid and postpaid services under the brand name Sun Cellular.

Smart, together with Talk ‘N Text, Red Mobile and Sun Cellular, has focused on segmenting the market by offering sector-specific, value-driven packages for its subscribers. These include load buckets which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as purely within network packages, Smart’s buckets now also offer voice, text and hybrid bundles available to all networks. Smart also provides packages with unlimited voice, text, data, and combinations thereof, whose denominations depend on the duration and nature of the unlimited packages.

Postpaid subscribers have similar options depending on their monthly subscription plans. Recently, Smart introduced its new postpaid consumable plan, Smart All-in Plans, which enables subscribers to choose from Smart’s different services, such as unlimited call, text, or mobile browsing, all charged within the subscriber’s monthly service fee.

Smartalk, Smart’s unlimited voice offering, is available to Smart Prepaid and Smart Postpaid subscribers nationwide. The service does not require any change in SIM or cellular phone number and enables Smart Prepaid and Smart Postpaid subscribers to make unlimited calls to any subscriber on the Smart network (on-net). Smart subscribers could avail of the service, via registration or via retailer loading, by purchasing loads for unlimited calls which come in these denominations:

•	“Smartalk Lite 15” which offers unlimited calls from 1:00 a.m. to 11:00 a.m. for Php15;

•	“Smartalk 20” which offers one day of unlimited calls for Php20 up to the first six Smart network numbers;

•	“Smartalk 100” which offers five days of unlimited calls for Php100; and

•	“Smartalk 500” which offers 30 days of unlimited calls for Php500.

•

“Smartalk Plus” which includes unlimited on-net calling and on-net texting during off-peak hours and reduced rates during peak hours. Smartalk Plus’ Php100 load denomination is valid for five days and provides on-net unlimited calls and SMS from 10:00 p.m. to 5:00 p.m., and call and SMS rates of Php2.50 per minute and Php0.20 per SMS, respectively, from 5:01 p.m. to 9:59 p.m.

•

“Smartalk Unli Call and Text” which is available in Php25, Php50, Php100, Php150 and Php299 denominations, offers unlimited on-net call and text plus a pre-determined number of free texts to all networks depending on the denomination subscribed.

Through the Talk ‘N Text UnliTalk Plus 100 package, existing Talk ‘N Text subscribers can avail of unlimited off-peak calls from 10:00 p.m. to 5:00 p.m. and special peak hour rates of Php2.50 per minute from 5:01 p.m. to 9:59 p.m. to any Smart Prepaid, Smart Postpaid and Talk ‘N Text subscriber. The package also includes all day unlimited texting to any Smart Prepaid, Smart Postpaid and Talk ‘N Text subscriber. Each registration to this promo is valid for five days. Talk ‘N Text also has UnliTalk 100 which offers five days of unlimited calls to Talk ‘N Text and Smart subscribers.

In 2011, Smart expanded its roster of unlimited offerings on the back of the planned capacity expansion of its networks. Smart’s most recent innovation is the Trio 20, a cellular service package to integrate the existing services provided by Smart and DMPI, which for only Php20, subscribers can send 200 texts and make 15 minutes of calls to other Smart, Talk ‘N Text and Sun Cellular prepaid subscribers valid for 1 day.

Red Mobile introduced its unlimited voice and SMS offering utilizing a secondary network powered by Smart. Red Mobile Unlimited offers unlimited Red-to-Red call and text, and unlimited Red-to-Red text packages, as well as unlimited call and text to all Smart subscribers.

Smart also offers the Smart Unli Postpaid Plan which is available in three variants: Unli postpaid 299 which offers unlimited text to any subscriber on the Smart network, Dual Plan 549 which offers unlimited text with two hours of calls to any subscriber on the Smart network and unlimited text with four hours of calls to any subscriber on the Sun Cellular network, and Unli postpaid 599 which offers unlimited call and text to any subscriber on the Smart network.

Sun Cellular offers its Call and Text Unlimited products, which allow subscribers to enjoy 24 hours of Sun-to-Sun voice calls and texts for as low as Php25 per day. Sun Cellular’s Text Unlimited products offer unlimited Sun-to-Sun SMS with free voice calls for as low as Php10 per day.

Sun Cellular postpaid plans offer a variety of services to cater to subscribers with different needs and provide innovative services at affordable prices.

Voice Services. Cellular voice services comprise all voice traffic and voice VAS such as voice mail and international roaming. Voice services remain a significant contributor to wireless revenues, generating a total of Php43,885 million, Php45,678 million and Php43,642 million, or 47%, 48% and 44% of cellular service revenues in 2011, 2010 and 2009, respectively. Local calls continue to dominate outbound traffic constituting 89% of all our cellular minutes. Domestic inbound and outbound calls totaled 38,166 million minutes in 2011, an increase of 14,379 million minutes, or 60%, as compared with 23,787 million minutes in 2010, due to increased usage resulting from unlimited voice offerings and the inclusion of DMPI’s domestic voice traffic for the period from October 26, 2011 to December 31, 2011. International inbound and outbound calls totaled 3,085 million minutes in 2011, an increase of 59 million minutes, or 2%, as compared with 3,026 million minutes in 2010, mainly due to an increase in cellular subscriber base and the inclusion of DMPI’s international call traffic for the period from October 26, 2011 to December 31, 2011. The ratio of inbound-to-outbound international long distance minutes was 12.8:1 for 2011.

Data Services. Cellular revenues from data services include all text messaging-related services, as well as, VAS and wireless broadband.

The Philippine cellular market is one of the most text messaging-intensive markets in the world, with more than a billion text messages per day. Text messaging is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications.

Despite the strong volume growth in text messaging and the inclusion of DMPI’s revenues for the period from October 26, 2011 to December 31, 2011, our cellular revenues from this service decreased by Php896 million, or 2%, to Php43,708 million in 2011 from Php44,604 million in 2010, resulting mainly from the declining SMS yields as a result of aggressive SMS pricing offers, the continued popularity of alternative means of communication through social media sites and increases in the number of subscribers who also hold SIM cards from other cellular operators and who selectively use such SIM cards in their calls and SMS. In 2011, Smart’s and DMPI’s text messaging system handled 17,793 million outbound messages on standard SMS services and 322,588 million messages generated by bucket-priced text services.

In 2011, approximately 50% of our cellular revenues were derived from data usage compared to 49% in 2010 mainly due to an increase in VAS revenues and the inclusion of DMPI’s revenues for the period from October 26, 2011 to December 31, 2011, partially offset by lower text messaging revenues.

Smart offers the following VAS:

•

internet-based revenues from web-based services such as mobile internet browsing, video streaming and Uzzap, net of allocated discounts and content provider costs. Uzzap is an IP-based messaging service that allows instant messaging, email, SMS, group messages, chatting, etc.;

•

Pasa Load/Give-a-load includes revenues from Pasa Load and Dial*SOS, net of allocated discounts. Pasa Load/Give-a-load is a service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers. Dial*SOS allows Smart prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up;

•	SMS-based includes revenues from info-on-demand and voice text services, net of allocated discounts and content provider costs; and

•

MMS-based includes revenues from point-to-point multimedia messaging system, or MMS, and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs.

Smart Unli Data Plan offers unlimited internet browsing on postpaid basis, best suited for subscribers with high data usage. Bundled with the latest handsets, and with free texts and calls, subscribers may choose among the following packages: Plan1500, Plan2000, Plan3000 and Plan4000 with monthly costs based on the numerical denomination of the package.

Due to the high level of text messaging service usage, we believe that the Philippine market is well suited for text-based informational and e-commerce services. There is a potential growth in mobile internet browsing as a result of the popularity of social networking and the affordability of smartphones. Our current approach is to continue maximizing our GSM, or 2G, network services while upgrading our network to Enhanced Data for GSM Evolution, or EDGE and 3G in anticipation for the growth in mobile internet browsing in order to provide quality of experience to our subscribers.

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

Rates

Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads it at least once during the month of initial activation or in the immediately succeeding month. A prepaid cellular subscriber is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload.

Smart Prepaid and Talk ‘N Text Call and Text prepaid cards are sold in denominations of Php100, Php300 and Php500. The Php300 and Php500 cards include 33 and 83 free text messages, respectively. The stored value of a prepaid card remains valid for a period ranging from 30 days to 120 days depending on the denomination of the card, with larger denominations having longer validity periods from the time a subscriber activates the card. We launch from time to time promotions with shorter validity periods. The introduction of our “over-the-air” electronic loading facility Smart Load made reloading of air time credits more convenient and accessible for consumers. Smart Load’s over-the-air reloads have evolved to respond to market needs and now come in various denominations ranging from Php10 to Php1,000 with corresponding expiration periods. The introduction of our “over-the-air” Smart Load was followed by Pasa Load, a derivative service, allowing prepaid and postpaid subscribers to transfer even smaller denominations to other prepaid subscribers. Since 2005, Smart has offered fixed rate or “bucket” packages as a means of driving subscriber activations and stimulating usage. These bucket packages, which offer a fixed number of text messages or call minutes for a limited validity period, have proven to be popular with subscribers. Smart also offers unlimited voice and text packages under its various brands in order to be competitive and maintain industry leadership. Both bucket packages, and unlimited voice and text packages account for 34% of our cellular service revenues in 2011.

Smart Prepaid subscribers are charged Php6.50 per minute for calls to Smart Prepaid and Talk ‘N Text subscribers and Php7.50 per minute terminating to other cellular or fixed line networks. Talk ‘N Text calls to Talk ‘N Text subscribers are charged Php5.50 per minute while calls to Smart Prepaid and other cellular fixed line subscribers are charged Php6.50 per minute. Red Mobile subscribers’ calls to other Red Mobile subscribers are charged at Php0.50 per minute. Calls to Smart Prepaid and Talk ‘N Text subscribers are charged Php2.00 per minute while calls to other networks’ subscribers are charged Php6.50 per minute.

In 2011, Sun Cellular continued to offer its range of existing unlimited products and further introduced special product promotions. Sun Cellular introduced an enhanced version of its flagship Call and Text Unlimited product by launching the Sun Call and Text Unlimited Superloaded product, offering unlimited on-network call and text feature of the Call and Text Unlimited Service with the aim to provide more value for money by bundling a set number of free texts to other networks and free minutes of mobile internet. For example, the Php100 denomination is valid for five days and comes with 80 free texts to other networks and 30 free minutes of mobile internet. There are also variants with longer validity periods and more free inclusions: Php150 provides Sun Call & Text Unlimited for 7 days with 100 free texts to other networks, includes Php25 regular load and 30 free minutes of mobile internet, while Php450 is valid for 30 days, includes Php50 regular load and 90 free minutes of mobile internet. Sun Flexiload offers special rates for calls and texts to Sun (as low as Php0.50/call and Php0.25/text) and to other networks (as low as Php5.50/minute and Php0.50/text) in two variants: Flexi Load 30 and Flexi Load 50. Subscribers also have the option of converting their Flexi Load to other Sun Cellular’s special load offerings such as the Call and Text Unlimited or the Call and Text Combo.

Smart offers both flat rate, or regular, and consumable postpaid plans with monthly service fees ranging from Php300 to Php3,500 for Smart Postpaid and from Php5,000 to Php8,000 for Smart Infinity. These plans are available with varying amounts of free air time and text messages and different rates beyond the free minutes and text messages, depending on the monthly service fee bundled with handsets. Monthly service fees for flat rate, or regular, plans are applicable only to local calls, text messages and data browsing, as well as for consumable plans to all voice calls, text messages (both local and international) and VAS.

Sun Cellular offers postpaid services that enable subscribers to place local and international calls and SMS, use mobile internet and utilize a wireless landline through postpaid plans with varying monthly service fees ranging from Php250 to Php3,500. Sun Cellular subscribers not availing of any Call and Text Unlimited service are charged Php5.50 per minute for calls to other Sun Cellular subscribers and Php6.50 to other networks. Local NDD calls are charged at Php6.50 per minute, while NDD calls are charged at Php10.00 per minute.

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

Smart subscribers pay an international direct dialing rate of US$0.40 per minute. This rate applies to most destinations, including the United States, Hong Kong, Japan, Singapore, the United Kingdom and the United Arab Emirates. Smart charges US$0.98 per minute for 27 other destinations and US$2.18 per minute for another ten destinations. Smart subscribers also have the option of calling at more affordable rates, even for as low as Php2.50 per minute, through HELLOw reloadable IDD card, Smart’s budget IDD service.

Sun Cellular offers IDD rate of US$0.30 per minute to Japan, Saudi Arabia, United Arab Emirates, Australia, United Kingdom, Italy, Germany, Spain and over 100 other countries. Subscribers can also opt to avail of any of Sun Cellular’s various promos, where international calling rates can reach as low as Php1.50 per minute.

Wolfpac generates revenues from SMS subscriptions, institutional services and downloadable contents. The subscription price for the SMS subscription and institutional services is pegged at Php2.50 per SMS, while for downloadable content, the subscription price ranges from Php10.00 to Php30.00.

Distribution and Discounts

We sell our cellular services primarily through a network of independent dealers and distributors that generally have their own retail networks, direct sales forces and sub-dealers. We currently have 88 all exclusive regional distributors and 80 key account dealers, of which 21 are exclusive, including DMPI’s 68 regional distributors and 46 key account dealers, of which three are exclusive. These dealers include major distributors of cellular handsets and broadband modems whose main focus is telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products introductions. With the introduction of Smart Load, Smart moved into a new realm of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods such as shampoo and ketchup, required a distribution network that approximates those of fast-moving consumer goods companies. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses approximately 2.2 million retail agents, 80% of which are micro businesses (e.g., neighborhood stores, individual entrepreneurs and individual roving agents). These micro-retailers must be affiliated with any of Smart’s authorized dealers, distributors, sub-dealers or agents. With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service became more affordable and accessible to subscribers.

For prepaid services, we grant discounts to dealers for prepaid phone kits, modems, air time cards and over-the-air reloads sold. Smart compensates dealers with Php100 to Php800 in cash discount per unit depending on the price of the prepaid phone kit sold whereas Sun Cellular’s cash discount of Php75 to Php400 varies based on the prepaid phone kit sold. Air time cards and over-the-air reloads are sold at an average discount of approximately 8% and 16%, respectively for Smart, and 10% and 17%, respectively for Sun Cellular. Air time cards cannot be returned or refunded and normally expire within 12 months after release from the Smart warehouse. The same policy is being applied by Sun Cellular.

Wireless Broadband, Satellite and Other Services

Overview

We currently provide wireless broadband, and satellite and other services through SBI, DMPI, Airborne Access and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator.

SBI

Through SBI with its Smart Bro brand, we are engaged in providing wireless broadband and data services to residential consumers as well as small and medium-scale enterprises in the Philippines. Smart provides its Smart Bro service through a 3.5G HSDPA network. As at December 31, 2011, we had 2,068,409 subscribers, an increase of 712,432 subscribers, or 53%, as compared with 1,355,977 subscribers as at December 31, 2010. Smart Bro aims to strengthen our position in the wireless data service and complements PLDT’s myDSL service in areas where the latter is not available.

DMPI

Through DMPI, with its Sun Broadband Wireless service, we are engaged in providing wireless broadband and data services to residential consumers as well as small and medium-scale enterprises in the Philippines. DMPI’s Sun Broadband Wireless service offers internet users broadband wireless service with 3.5G HSPA technology on an all-IP network. As at December 31, 2011, DMPI has 200,972 and 251,084 prepaid and postpaid broadband subscribers, respectively. Sun Broadband Wireless aims to strengthen our position in the wireless data service and complements PLDT’s myDSL service in areas where the latter is not available. Sun Cellular also offers promotions for Sun Broadband Wireless subscriptions such as the Sun Broadband Handset Giveaway offering a free handset along with a free one-month EasyPhone 250 mobile subscription or a free three-month Fixed Load Plan 150 mobile subscription when they subscribe to a Sun Broadband Plan 799 or Plan 649, respectively.

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

ACeS Philippines

ACeS Philippines currently owns approximately 36.99% of AIL. AIL provides satellite-based communications to users in the Asia-Pacific region through the ACeS System and ACeS Service. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that allow ACeS service subscribers to access GSM terrestrial cellular systems in addition to the ACeS System. Further, AIL has an amended Air Time Purchase Agreement, or ATPA, with National Service Providers in Asia, including PLDT. See Note 24 – Related Party Transactions and Note 27 – Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18 for further discussion regarding the ATPA.

As part of the integration process of the PLDT Group’s wireless business, ACeS Philippines’ operations have been integrated into Smart. This operational integration effectively gives Smart the widest service coverage in the Philippines through the combination of the coverage of ACeS Philippines with Smart’s cellular service.

Revenues

Our revenues from wireless broadband, and satellite and other services consist of wireless broadband service revenues of SBI and PDSI, charges for ACeS Philippines’ satellite information and messaging services, and service revenues generated from PLDT Global’s subsidiaries.

Rates

Smart Bro, SBI’s fixed wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.

SBI offers mobile internet access through Smart Bro Plug-It, a wireless modem, and Smart Bro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time. Both provide instant connectivity in places where there is Smart network coverage. Smart Bro Plug-It and Smart Bro Pocket Wifi are available in both postpaid and prepaid variants, with prepaid offering 30-minute internet access for every Php10 worth of load. SBI also offers unlimited internet surfing with Unli Surf200, Unli Surf100 and Unli Surf50 for Smart Bro Plug-It Prepaid and Smart Bro Pocket Wifi subscribers with specific internet usage needs. We also have an additional array of load packages that offer per minute-based charging and longer validity periods.

Smart Bro WiMAX service is available in Metro Manila and selected key cities in Visayas and Mindanao. WiMAX, which stands for Worldwide Interoperability for Microwave Access, is a wide area network technology that allows for a more efficient radio-band usage, an improved interference avoidance and higher data rates over a longer distance. WiMAX unlimited broadband usage is available under Plan 799 and Plan 995 with burst speeds of up to 512 kbps and up to 1 Mbps, respectively.

DMPI’s Sun Broadband Wireless service offers internet users affordable broadband wireless service with the most advanced 3.5G HSPA technology on an all-IP network. Sun Broadband Wireless has plans and offerings ranging from Php350 to Php2,000 with speeds of up to 3.6 Mbps.

ACeS mobile service subscribers are charged Php13.84 per minute for local and mobile-to-mobile calls and for national direct dial services, while residential subscribers are charged peak hour rates of Php13.00 per minute and off-peak hour rates of Php8.00 per minute for domestic calls regardless of destination. For ACeS System public calling offices, callers are charged Php4.50 and Php7.00 per minute for calls terminating to fixed line and cellular networks, respectively. Rates for international long distance calls depend on the country of termination and range from US$0.35 per minute for frequently called countries to US$0.85 per minute for less frequently called countries.

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

Local Exchange Service

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT. We also provide local exchange services through our subsidiaries – Philcom and its subsidiaries, BCC, PLDT Global Group, ClarkTel, SubicTel, SBI, PDSI, Maratel and Digitel. Together, these subsidiaries account for approximately 17% of our consolidated fixed line subscribers.

The following table summarizes key measures of our local exchange service as at and for the years ended December 31, 2011, 2010 and 2009:

	2011(1)		2010		2009

Number of local exchange line subscribers		2,166,295		1,822,105		1,816,541
Number of fixed line employees		9,072		7,395		7,947
Number of local exchange line subscribers per employee		239		246		229
Total local exchange service revenues (in millions) (2)	Php	15,108	Php	15,342	Php	15,681
Local exchange service revenues as a percentage of total fixed line service revenues		26%		26%		26%
Local exchange service revenues as a percentage of total service revenues		9%		9%		9%

(1)	Includes Digitel’s revenues, subscriber base and employee count as at and for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

Revenues from our local exchange service decreased by Php234 million, or 2%, to Php15,108 million in 2011 from Php15,342 million in 2010 primarily due to a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and the decrease in installation charges, partially offset by an increase in wired and PLP lines as a result of the launching of PLDT Call All service promotions related to PLP and the effect of the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011. The percentage contribution of local exchange revenues to our total fixed line service revenues accounted for 26% in each of 2011, 2010 and 2009, respectively.

Rates

Basic monthly charges for our local exchange service in the Metropolitan Manila area were Php592.63 for a single-party residential line and Php1,234.02 for a single business line as at December 31, 2011. Monthly charges vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Regular installation charges amount to Php1,100 for residential customers and Php1,500 for business customers. New products launched on promotion or products bundled on existing services usually waive the installation fee or allow for a minimal installation fee of Php500. Aside from basic monthly charges, we charge our postpaid subscribers separately for NDD, IDD and calls to mobile phones. Calls to PLDT and other landlines within a local area code are free. Our prepaid fixed line customers generally do not pay a basic monthly charge and are charged based on usage.

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

For the PLP prepaid service, there are two load plans being offered: (i) Php300 load denomination with free 150 local outgoing minutes; and (ii) Php600 load denomination with free 600 local outgoing minutes. Both prepaid plans include unlimited incoming calls for one month, and charges Php2 per minute and Php1 per minute in excess of free local outgoing minutes for Php300 and Php600 denominations, respectively.

Pursuant to a currency exchange rate adjustment, or CERA, a mechanism authorized by the NTC, we are allowed to adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the Philippine peso-to-U.S. dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In a letter dated July 11, 2008, the NTC had approved our request to implement a rate rationalization program for our local service rates. In effect, there has been no change in our monthly local service rates until the end of 2010. Further, in 2011, we have not made any adjustment in our monthly local service rates.

For a detailed description of these rates, see “– International Long Distance Service – Rates” and “– National Long Distance Service – Rates.”

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

The following table shows certain information about our international long distance services for the years ended December 31, 2011, 2010 and 2009:

	2011(1)		2010		2009

Total call volumes (in million minutes)		1,939		1,714		1,863
Inbound call volumes (in million minutes)		1,765		1,515		1,653
Outbound call volumes (in million minutes)		174		199		210
Inbound-outbound call ratio		10.1:1		7.6:1		7.9:1
Total international long distance service revenues (in millions) (2)	Php	11,243	Php	11,112	Php	11,581
International long distance service revenues as a percentage of total fixed line service revenues		19%		19%		19%
International long distance service revenues as a percentage of total service revenues		7%		6%		7%

(1)	Includes Digitel’s revenues and call volumes for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

International long distance service historically has been a major source of our revenue. However, the decline in inbound termination and collection rates and intense competition have lowered our international long distance service revenues in the past years. Pursuant to a number of initiatives to strengthen our international long distance service business, revenues derived from our international long distance service have improved in 2011.

We have been pursuing a number of initiatives to strengthen our international long distance service business, including: (i) lowering our inbound termination rates; (ii) identifying and containing unauthorized traffic termination on our network; (iii) being more selective in accepting incoming traffic from second- and third-tier international carriers; and (iv) introducing a number of marketing initiatives, including substantial cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for customers. In addition, through PLDT Global, we aggregate inbound call traffic to the Philippines at our points of presence and, using our capacity in submarine cable systems connected to each point of presence, transmit calls to our network. PLDT Global is also enhancing the presence of PLDT in other international markets by offering new products and services such as international prepaid cards, mobile services, SMS transit and other global bandwidth services. We believe these strategies will help us maximize the use of our existing international facilities, and develop alternative sources of revenue.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2011, 2010 and 2009:

	Net Settlement
	2011		2010		2009
	(in millions)

Saudi Arabia	US$	71	US$	32	US$	33
United States		22		31		25
United Arab Emirates		18		14		20
Taiwan		12		6		6
Japan		11		11		17
Hongkong		8		10		8
Qatar		7		11		5
UK		4		2		4
Canada		3		3		9
Others		21		21		30

Total	US$	177	US$	141	US$	157

Rates

The average termination rate for PLDT was approximately US$0.105 per minute in 2009 and US$0.10 per minute in 2010 and 2011.

Rates for outbound international long distance calls are based on type of service, whether operator-assisted or direct-dialed. Our rates are quoted in U.S. dollars and are billed in Philippine pesos. The Philippine peso amounts are determined at the time of billing. We charge a flat rate of US$0.40 per minute to retail customers for direct-dialed calls, applicable to all call destinations at any time on any day of the week.

We also offer international long distance service through PLDT Budget Card, a prepaid call card, which offers low-priced international calling services at IDD call rates ranging from Php1.50 per minute to Php15.00 per minute depending on the destination to more than 100 calling destinations (excluding the Middle East). Budget Card Middle East Edition offers reduced IDD call rates of Php10 per minute and Php15 per minute to 14 different destinations in the Middle East. Budget Card and Budget Card Middle East Edition are sold in denominations of Php200, Php100 and Php30 and must be consumed within 30 days from first use.

To cater to the growing OFW market, Digitel launched Choice Elite, a special plan which offers outbound IDD rates to top destination countries for as low as US$0.14 per minute. The mindset of targeting OFW families in Luzon also became the primary reason why recent product bundles for Digitel DSL and Suntel offered a US$0.10 per minute calling to select country destinations. Standard IDD rate of US$0.40 per minute is being offered in all Digitel regular retail plans (Metered and Non Metered). Digitel also offers prepaid international call services via DGMAX, a pure IDD card that offers low-priced IDD calling services with rates ranging from Php1.50 per minute to Php15 per minute to different destinations. DGMAX are sold in two denominations of Php100 and Php50 and must be consumed within 30 days and 15 days, respectively, from first use.

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

The following table shows certain information about our national long distance services for the years ended December 31, 2011, 2010 and 2009:

	2011(1)		2010		2009
Total call volumes (in million minutes)		1,040		1,290		1,822
Total national long distance service revenues (in millions) (2)	Php	5,525	Php	6,487	Php	7,853
National long distance service revenue as a percentage of total fixed line service revenues		9%		11%		13%
National long distance service revenue as a percentage of total service revenues		3%		4%		4%

(1)	Includes Digitel’s revenues and call volumes for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

Cellular substitution and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly e-mailing, cellular text messaging and the use of social networking sites, have negatively affected our national long distance call volumes partially offset by the effect of the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011 and higher ARPU primarily as a result of ceasing certain promotions on our national long distance calling rates. The integration of some of our local exchanges into a single local calling area, as approved by the NTC, as well as the interconnection among local telcos, has also negatively affected our national long distance call volumes, and consequently, our revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

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

PLDT currently has interconnection arrangements with the majority of other LECs, pursuant to which the originating carrier pays: (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network; and (2) an access charge of Php1.00 per minute to the terminating carrier. PLDT still maintains revenue-sharing arrangements with a few other LECs, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity. See “– Interconnection Agreements” for more information on these interconnection arrangements.

Data and Other Network Services

Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband internet-based data communications, and packet-based communication.

The following table summarizes key measures of our data and other network services as at and for the years ended December 31, 2011, 2010 and 2009:

	2011(1)		2010		2009
Subscriber base:
Broadband		859,960		665,027		576,687
DSL		842,273		643,048		559,664
WeRoam		17,687		21,979		17,023
SWUP		20,153		15,641		12,383

Total data and other network service revenues (in millions) (2)	Php	24,093	Php	22,785	Php	22,697
Domestic		16,647		15,646		16,393
Broadband		9,940		8,511		7,232
DSL		9,664		8,263		7,024
WeRoam		276		248		208
Leased Lines and Others		6,707		7,135		9,161

International
Leased Lines and Others		6,310		6,241		5,491

VitroTM Data Center		1,136		898		813

Data and other network service revenues as a percentage of total fixed line service revenues		41%		39%		37%
Data and other network service revenues as a percentage of total service revenues		14%		13%		13%

(1)	Includes Digitel’s revenues and subscriber base as at and for the period from October 26, 2011 to December 31, 2011.
(2)

The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information”, section and the implementation of the reorganization of our business segments, as discussed in the “Development Activities (2009 – 2011) — Business Reorganization” section.

Recognizing the growth potential of data and other networking services, including IP-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments. These segments registered the highest percentage growth in revenues among our fixed line services in 2010 and continued to grow in 2011.

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

In 2011, we continued to broaden our service offerings with the launch of new services and expansion or enhancement of some of the existing offerings.

Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporate subscribers with multiple branches, and PLDT WeRoam, our broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA/HSPA+ and WiFi technologies).

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

Leased lines and other data services include: (i) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (ii) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (iii) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (iv) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (v) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas.

International leased lines and other data services consist mainly of: (i) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (ii) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (iii) other international managed data services in partnership with other global service providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies.

VitroTM data center provides co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls.

Miscellaneous

Miscellaneous services provide directory advertising, facilities management, rental fees and other services which are conducted through our wholly-owned subsidiary, ePLDT, and its subsidiaries, a broad-based integrated information and communications technology company, focusing on infrastructure and solutions for internet applications and online gaming.

Business Process Outsourcing

We conduct our BPO business through the operation of our knowledge processing solutions and customer relationship management. Revenues from our BPO business are mainly denominated in U.S. dollars and as such are impacted by the strength of the Philippine peso. Our BPO business registered revenues of Php8,588 million, Php8,112 million and Php8,534 million for the years ended December 31, 2011, 2010 and 2009, respectively, accounting for 5% of our total revenues in each year. The growth in the revenue contribution from our BPO business was primarily due to the continued growth of our knowledge processing solutions business service revenues.

Knowledge Processing Solutions

We provide knowledge processing solutions through the SPi Group. Our knowledge processing solutions business provides services such as: (i) editorial and content production services to the scholarly scientific, technical and medical journal publishing industry; (ii) digital content conversion services to information organizations; (iii) pre-press project management services to book publishers; (iv) conversion services of medical records/data from handwritten or speech format to electronic format and patient scheduling, coding and compliance assistance, consulting and specialized reporting services; and (v) revenue cycle management, transcription and coding compliance services for U.S. medical facilities.

Customer Relationship Management

We provide our customer relationship management business primarily through SPi CRM. SPi CRM provides offshore, cost-effective contact center outsourcing solutions specializing in inbound customer care; customer and technical support to its clients in the Philippines, U.S. and U.K.; and exclusive customer support and billing requirements to one of the largest direct-to-home satellite television providers in the U.S. In 2011, we owned and operated 5,959 seats with an average of 3,360 CSRs compared to 7,045 seats with an average of 4,592 CSRs in 2010. As at December 31, 2011 and 2010, SPi CRM had six customer relationship management sites.

Infrastructure

Wireless Network Infrastructure

Cellular

Through Smart and DMPI, we operate a digital GSM network. To meet the growing demand for cellular services, Smart and DMPI have implemented an extensive deployment program for its GSM network covering substantially all of Metropolitan Manila and most of the other population centers in the Philippines. As at December 31, 2011, Smart and DMPI have 78 mobile switching centers, 70 text messaging service centers and 15,502 cellular/mobile broadband base stations in operation after having added 2,667 base stations to its nationwide cellular network in 2011, including DMPI’s mobile switching centers of 30, text messaging centers of 6 and base stations of 2,213 due to the acquisition of Digitel on October 26, 2011.

Smart has an operating spectrum of 7.5 MHz in the 900 band and 20 MHz in the 1800 band for its GSM network; 15 MHz in the 2100 band and 10 MHz in the 850 band assigned for 3G and W-CDMA. Smart was awarded a 3G license by the NTC in 2005 and received the largest radio frequency allocation of 15 MHz. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to rapidly deploy its 3G network nationwide and at the same time offer the highest quality of 3G service. CURE was assigned 10 MHz of 3G frequency bandwidth in the 1955-1965 to 1955-2155 MHz spectrum, which is the subject of the divestment plan as presented by PLDT to the NTC in relation to PLDT’s acquisition of Digitel. DMPI has a total operating spectrum of 17.5 MHz in the 1800 band and 10 MHz band in the 2100 band, with the latter under the 1935-1945 MHz and 2125-2135 MHz spectrum, contiguous to Smart’s 15 MHz spectrum. See Item 4. “Information on the Company – Recent Developments” for further discussion.

Smart has been co-locating its cell sites where its base stations are installed. In addition, 23 of Smart’s mobile switching centers were housed in PLDT’s fixed line complexes as at December 31, 2011. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks. Due to its access to PLDT’s network facilities, Smart has been able to achieve significant capital expenditure savings, which capital expenditures are understood to be significantly less, on a per net addition basis, than its current competitors. This translates into an improved ability to price competitively and target the mass market subscriber base in the Philippines, while retaining profitability.

Smart has been continuously extending its 3G footprint and since it commenced with 70% population coverage and expects to cover more by the end of 2012 as part of the 3G rollout and expansion program. The 3G network revolutionizes mobile technology by providing more capacity, faster data rates and richer data and video applications. Smart has also been deploying its HSPA+ network in urban areas where there is a demand for mobile broadband applications and where HSPA+ mobile units are more likely to be available.

Smart launched its fourth generation (4G) Long Term Evolution, or LTE, network in April 2011. To date, Smart has fired up its LTE network in over 30 locations in the Philippines. Forthcoming are deployments in select high traffic areas in the nation’s capital and strategic locations to benefit more members of the Philippine population.

The PLDT Group is currently undertaking a massive network modernization program to expand capacity, enhance capabilities of the network, and further improve on the quality of the subscriber experience to meet the increasing demand for cellular and advanced broadband services in a highly competitive playing field. The modernized network is expected to support advanced multimedia services, as well as upcoming technologies in Smart’s technology roadmap, and also enable Smart to accommodate a steadily increasing mainstream voice and SMS services due to bucket and unlimited offerings. The program, which is estimated to cost P67 billion will also include convergent IT transformation that will enhance business analytics, customer relations management and operations support systems. Initially launched in 2011 as a two-year program, the upgrade has been accelerated and should be substantially completed within 2012.

With the acquisition of Digitel, there is added opportunity to further strengthen the PLDT Group network by harmonizing the ongoing modernization program with Sun Cellular’s network that should generate significant potential synergies on capital expenditure optimization and cost efficiencies from co-location of base stations, consolidation of overlapping technical systems, reduction in cost duplications, bulk purchasing of network equipment, platforms, systems, devices and other materials in a shared service environment.

Wireless Broadband, Satellite and Other Services

SBI operates a nationwide broadband wireless internet data services. It is operating in the 2.4, 2.5, 3.5 and 5.7 GHz spectrum, supporting its WiFi, Canopy and WiMax services, respectively. It offers fixed wireless broadband internet connectivity to both residential and corporate clients. It also maintains and operates WiFi hotspots installations that serve mobile internet users. Smart also upgraded its 3G network to HSDPA to provide users with high download data rates and an improved broadband experience. More than 2,500 of Smart’s base stations are now wireless broadband-capable, covering most of the key cities and the other populated centers in the country. These are strategically co-located in Smart’s cellular base stations that allow it to efficiently reach many subscribers. For its backbone, it uses the nationwide PLDT and Smart fiber optic and IP backbone that provide substantial bandwidth capacity to utilize and to grow on demand.

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

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment on customers’ premises, local access lines connecting customers to exchanges, referred to as “outside plant,” inter-office lines connecting exchanges, and long distance transmission equipment. We have a total of 271 central office exchanges nationwide as at December 31, 2011 and are continuously expanding the wireline infrastructure in unserved and underserved areas using new technology.

We are continuing the upgrade of our fixed line facilities to the NGN, an IP-based platform that can deliver voice and data services using the same network. NGN enables us to replace the ageing Public Switched Telephone Network, transfer existing customers to this newer platform, and acquire new customers for voice and data services. We expect to complete the upgrading of our fixed line facilities to NGN in 2015, providing subscribers with a diversified range of telecommunication services using IP technology.

This year, complementing our core and transport NGN infrastructure, we started the roll-out of a more advanced access technology called Fiber-To-The-Home, or FTTH. FTTH employs fiber optics all the way up to customer premises. To realize this, we are building a fiber distribution network to connect homes and other premises. This new optical fiber distribution network will eventually replace conventional copper cable. At present, FTTH is potentially capable of delivering up to 2.5Gbps bandwidth to customers. This huge bandwidth, when tapped, could enable the Company to additionally deliver highbandwidth content to homes, including high definition broadcast television channels, video-on-demand, and other new services now being offered by leading telcos abroad. We began deploying FTTH in high-end and selected upper middle villages in Metro Manila.

We are also continuously upgrading our data and transport networks to IP-based platform. This enables us to also retire our old data network and provide new capabilities to our corporate data customers. We also expect to complete this project in 2015.

We also have an Internet Gateway that provides premium service with high-speed, reliable and managed connectivity to the internet. The gateway is composed of high capacity and high performance routers that serve as our IP network gateway to the rest of the world. It provides premium internet service to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, internet service providers and other service providers.

Furthermore, we have several networks that provide domestic and international connectivity for corporate customers and other carriers. These include the Multi-Service Access Platform, or MSAP, based on synchronous digital hierarchy, or SDH, technology and legacy data networks that provide wide range of bandwidth from low speed to high speed capacity in Gigabits per seconds. These networks are deployed in strategic areas nationwide comprising of more than a thousand nodes. This year, we have started deployment of Carrier Ethernet Network to serve the growing demand for Ethernet services from the corporate segment and prepare the network to deliver TV services.

We have our own Domestic Fiber Optic Network (DFON) composed of 10,050 kilometers of fiber optic cable installed across the country connecting its major islands. It is the first fiber optic backbone in the country and is used in delivering voice, video, data, and other broadband and multimedia services nationwide. Our fiber optic network which uses Reconfigurable Optical Add-Drop Multiplexer (ROADM) technology is composed of 48 nodes connected by terrestrial d and submarine cable links and is configured in seven self-healing rings and three self-healing subtending rings which allow continuous flow of traffic in the event of single link failure. Selected rings are provided with a third fiber optic cable route which further protects the network from outages in case of double/multiple link failures within the ring. To date, the PLDT DFON has an aggregate capacity of 2.3 Terabits per second and is connected directly to three international submarine cable systems. The DFON is complemented by terrestrial microwave backbone to deliver services to remote areas.

We likewise have an IP backbone network composed of high-capacity, high-performance core and edge routers which provides connectivity to all IP-based network elements of PLDT, Smart, other affiliates and subsidiaries, and corporate customers. It serves as the single IP transport platform for all IP-based services of PLDT.

For many years and until today, PLDT has been using the poles of Meralco in Metropolitan Manila and in the rest of Meralco’s services areas for PLDT’s outside plant aerial cable pursuant to lease agreements with Meralco.

The recently acquired Digitel has fixed line infrastructure that has similarities to PLDT’s in terms of network architecture and technologies used. It has legacy PSTN network in all of its service areas in Luzon and Metro Manila and has also a DSL network deployed in majority of its service areas. Digitel has a Luzon-wide transmission system consisting of microwave radio and fiber optics systems used to connect transit exchanges and other operators. Majority of its transmission network is running on microwave radio systems. Digitel has its own IP backbone, internet gateway and international voice gateway.

Considering the similarity of technology used, service coverage and products being offered, there is significant potential gain for cost efficiency via a converged network. PLDT and Digitel have embarked on synergy initiatives to rationalize and integrate the network which includes the outside plant, the DSL network, the IP backbone, the transmission systems, the internet gateway, international voice gateway, the PSTN, and NGN, among others. The customer care systems and operation support systems will also be rationalized and integrated to align with the converged network.

International

We provide international network services via two international gateways located in the cities of Manila and Makati. At the moment we have two new IP softswitches that will replace our two legacy switches which we use to provide international voice services. As at December 31, 2011, our international long distance facilities allow direct correspondence with 40 countries (representing 86 correspondents) and can reach 668 foreign destinations (via direct and transited routes including fix and mobile breakouts) worldwide.

Likewise, Digitel has two international gateway facility switches, one in Binalonan, Pangasinan and another in Quezon City. These two gateway facilities, combined, can provide instant connectivity to more than 200 international destinations which complement PLDT’s reach.

We also own interests in submarine cable systems, through which we route all of our international voice and data traffic as well as private data lines.

The table below shows the submarine cable systems in which PLDT has interests and the countries or territories they link:

Cable System	Countries Being Linked

Asia-Pacific Cable Network 2	Philippines, Hong Kong, Japan, Korea, Malaysia, Singapore, China and Taiwan
SEA-ME-WE-3	Japan, Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany
China-U.S. Cable	Japan, China, Taiwan, Korea, Guam and the U.S. Mainland
FLAG Cable	Japan, Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK
Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines
PC-1, Japan-U.S., TGN-P, Unity	Japan and the U.S.
Asia-America Gateway	Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong, Philippines, Guam, Hawaii and the U.S. Mainland

On January 27, 2011, PLDT signed the Asia Submarine-cable Express (ASE) Construction and Maintenance Agreement with leading telecommunication companies of Japan and Singapore. ASE will initially connect the Philippines, Japan, Hong Kong and Singapore. ASE will also have a Malaysian landing which together with certain fibers of ASE, will be used by Malaysia. Construction is on full swing. PLDT is building a new cable landing station in Daet, Camarines Norte for ASE. This new landing station situated in the eastern coast of the Philippines will complement and provide resiliency to the existing PLDT and Digitel cable landing stations located at the western portion and near the northern tip of the country. ASE is expected to be operational by the third quarter of 2012, with the Japan, Philippines and Singapore landings becoming available ahead of the Hong Kong landing, which will be on stream by January 2013.

In August 2011, the APCN2 Stage 1e/2b upgrade project was completed, providing PLDT with additional capacity (in multiple 10Gs). PLDT has acquired the transpacific capacities in Unity and TGN-P to interconnect with APCN2 for data connection requirements. PLDT has also participated in the AAG upgrade and another APCN2 upgrade, which are expected to be ready for service by the third quarter of 2012.

Adding up to the above inventory is Digitel’s submarine cable capacities in East Asia Crossing (EAC) and China-United States Cable Network (CUCN).

The extent of PLDT’s international cable infrastructure provides not only significant capacity in support of the business, it also ensures resiliency and redundancy in order to minimize service disruptions and guarantee continuity of service.

Interconnection Agreements

Since the issuance of Executive Order No. 59 in 1993, which requires non-discriminatory interconnection of Philippine carriers’ networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and cellular carriers.

In January 2009, local access charge for domestic calls from fixed line to other network’s fixed line is charged at Php3.00 per minute; calls from fixed line to CMTS is charged at Php4.00 per minute. Meanwhile, CMTS calls to fixed line network remains at Php3.00 per minute.

PLDT is an Inter Exchange Carrier providing transit service among CMTS, LEC operators including the Philippine Association of Public Telecommunications Company, or PAPTELCO. Transit is a service being provided by PLDT to connect calls from one carrier to other carriers that have no direct interconnection. Since January 2009, PLDT’s transit fee remains at Php0.50 per minute for short haul (intra-island), Php1.25 per minute for long-haul (inter-island) and Php1.14 per minute for CMTS calls.

PLDT has continuously and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines being issued by the NTC or any authorized government agency. These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside. As at December 31, 2011, PAPTELCO has 43 member companies operating 119 main telephone exchanges in the countryside.

The average international termination rate for calls to PLDT was approximately US$0.105 per minute in 2009, US$0.10 per minute in 2010 and US$0.095 in 2011. Despite the global trend towards reductions in wholesale international termination rates, PLDT has only implemented modest rate reduction since 2009. Also, PLDT carries international calls terminating to Smart network where it has no direct interconnection. As at December 31, 2011, PLDT is interconnected with 86 foreign carriers from 40 countries worldwide with 668 international destinations.

The average international termination rate for calls to Smart was approximately US$0.125 per minute in 2011, 2010 and 2009. Access charge for SMS from Smart to other CMTS operators and vice versa had been reduced from Php0.35 per SMS to Php0.15 per SMS effective November 30, 2011, as mandated by the NTC through Memorandum Circular No. 02-10-2011.

The average termination rates for international calls terminating Digitel were approximately US$0.100 per minute in 2011 and 2010, and US$0.1010 per minute in 2009 and for international calls terminating DMPI were approximately US$0.1035 per minute, in 2011 and 2010, and US$0.1041 per minute in 2009. Effective January 1, 2004, local access for cellular operators, including Smart, that terminate calls to Digitel’s fixed line network amounted to Php3.00 per minute.

Licenses and Regulations

Licenses

PLDT, SubicTel, ClarkTel, Philcom, Smart, Digitel, SBI and CURE provide telecommunications services pursuant to legislative franchises which will expire, in the case of PLDT, on November 28, 2028; in the case of SubicTel, in 2019; in the case of ClarkTel, on June 30, 2024; in the case of Philcom, in November 2019; in the case of Digitel, February 2019; in the case of Smart, on March 27, 2017 and with respect to spectrum transferred from PCEV, on May 14, 2019; in the case of SBI, on July 14, 2022; in the case of DMPI, on December 11, 2027; and in the case of CURE, on April 24, 2026, although PLDT has agreed to divest the CURE spectrum as a part of the NTC decision with respect to PLDT’s acquisition of a controlling interest in Digitel. A franchise holder is required to obtain operating authority from the NTC to provide specific telecommunications services. These approvals may take the form of a CPCN, or, while an application for a CPCN is pending, a provisional authority to operate. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned.

PLDT

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which will expire at various times between now and 2028. The CPCNs pursuant to which PLDT may provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expired in 2003. Although some of PLDT’s CPCNs and provisional authorities have already expired, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. PLDT expects that the NTC will grant these extensions; however, there can be no assurance that this will occur. The periods of validity of some of PLDT’s CPCNs, has been extended further by the NTC to November 28, 2028, coterminous with PLDT’s current franchise under R.A. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 have been granted by the NTC. See Item 3. “Key Information – Risk Factors – Risk Relating to Us – Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes” for further discussion.

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

On August 31, 2011, the NTC rendered its decision in NTC Case No. 2011-030 granting provisional authority for PLDT to participate in the ownership, construction and maintenance of the Asia Submarine-cable Express, or ASE, submarine cable network and further authorizing PLDT to construct the Philippine terminal station thereof in Daet, Province of Camarines Norte. The said provisional authority shall be valid 18 months from receipt thereof by PLDT or up to February 28, 2013.

Digitel

Digitel operates its business pursuant to a number of provisional authorities and CPCNs. Under these CPCNs, Digitel may provide services to: (a) install, operate, maintain and develop telecommunications facilities in Regions I to V; (b) install, operate and maintain telephone systems/networks/services in Quezon City, Valenzuela City and Malabon, Metro Manila and Tarlac; (c) install, operate and maintain an IGF in Binalonan, Pangasinan; (d) install, operate and maintain an IGF in Metro Manila; (e) operate and maintain a National Digital Transmission Network; (f) install, operate, and maintain a nationwide CMTS using GSM and/or CDMA technology; and (g) install, operate and maintain a cable landing station. Digitel was also granted provisional authorities to (a) install, operate and maintain LECs in the National Capital Region; and (b) install, operate and maintain LEC services in Visayas and Mindanao.

Smart

Smart operates its cellular, international long distance and national long distance services pursuant to CPCNs, the terms of which will expire upon the expiration of its franchise. On July 22, 2002, Smart was granted separate CPCNs to operate a CMTS and an international gateway facility. On August 26, 2002, Smart was granted a CPCN to install, operate and maintain nationwide global mobile personal communications via satellite which will also expire upon expiration of its franchise. On February 19, 2008, Smart was granted a CPCN to establish, install, maintain, lease and operate an international private leased circuit for a term that is coterminous with the expiration of its franchise. Prior to that, Smart was permitted to engage in these activities pursuant to a provisional authority and timely filed an application for the grant of such CPCN. On September 29, 2009, Smart was granted a provisional authority to install, operate and maintain a nationwide data communications network which is valid for 18 months or up to March 29, 2011. Smart filed a motion for issuance of CPCN or extension of provisional authority on March 03, 2011. Acting on the motion, the NTC issued an Order on June 24, 2011, extending the provisional authority from March 28, 2011 up to but not beyond March 28, 2014. On May 28, 2010, the NTC issued an order granting the extension of Smart’s provisional authority to construct, install, operate and maintain a nationwide public calling office and payphone service from January 5, 2010 up to January 4, 2013.

On December 29, 2005, Smart was awarded a 3G license by the NTC after being ranked the highest among the competing operators with a perfect score on a 30-point grading system designed to gauge the capability of telecommunication operators to effectively provide extensive 3G services. As a result, Smart received the largest radio frequency allocation of 15 MHz as well as first choice of frequency spectrum. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrums. Smart is required to pay annual license fees of Php115 million based on the 15 MHz of paired spectrum awarded to Smart.

Smart received CMTS frequency band 825-835/870-880 MHz from PCEV for additional 3G use on March 6, 2008. Smart is now required to pay to NTC the spectrum user fee, or SUF, of Php150 million based on the additional 10 MHz of 3G frequencies.

Under the terms of the 3G license, Smart was required to:

•	begin installation and rollout of its 3G network no later than 18 months from the date of the award;

•	start commercial operations no later than 30 months from the date of the award; and

•	cover at least 80% of provincial capitals and 80% of chartered cities within five years.

DMPI

On August 28, 2003, the NTC approved the assignment by Digitel of its authority to construct, install, operate and maintain a nationwide CMTS using GSM and/or CDMA technology to its wholly-owned subsidiary, DMPI. DMPI operates under the trade name Sun Cellular and is likewise a grantee of a 25-year legislative franchise under R.A. 9180, which will expire on December 11, 2027. DMPI was also awarded a 3G license by the NTC with 10 MHz radio frequency allocation.

SBI

PCEV was authorized to provide virtually every type of telecommunication services, including the transmission of voice, data facsimile, audio and video and information services, in and between provinces, cities and municipalities throughout the Philippines. The franchise, which was last amended on May 14, 1992, will expire on May 14, 2019 and may be extended by a legislative act of the Philippine Congress. On January 8, 2010, the NTC approved the transfer to SBI of PCEV’s CPCN to establish, construct, operate and maintain a nationwide CMTS and PCEV is now an investment holding company.

SBI is a grantee of a 25-year legislative franchise under R.A. 8337, which will expire on July 14, 2022, to construct, install, establish, maintain, lease and operate wire and/or wireless telecommunications system throughout the Philippines.

On August 26, 2009, the NTC granted SBI a CPCN for the installation, operation and maintenance of the data leased channel circuit network service for a period coterminous with the life of its existing franchise. SBI is a grantee of a provisional authority for the expansion of its data leased channel circuit network service in several areas in Zamboanga Sibugay, Sultan Kudarat, Southern Leyte, Biliran, Compostela Valley, Davao Oriental, Dinagat Island and Shariff Kabunsuan. The provisional authority is valid for 18 months from September 29, 2009 until March 29, 2011. SBI filed a motion for issuance of CPCN or extension of provisional authority on March 2, 2011. The said motion is still pending resolution by the NTC. SBI is also a grantee of a provisional authority for the installation, operation and maintenance of international leased line service that was valid up to February 2005 and the motion for extension of which remains pending with the NTC as at the date of this annual report.

CURE

CURE is a grantee of a 25-year congressional franchise under R.A. 9130, which will expire on April 24, 2026, to construct, install, establish, maintain, lease and operate wire and/or wireless telecommunications system throughout the Philippines. The NTC granted CURE a provisional authority to install, operate and maintain a nationwide 3G network on January 3, 2006 valid for 18 months, which was subsequently extended for three years from January 4, 2007 until January 3, 2010. On December 3, 2009, CURE filed a motion for issuance of CPCN or extension on the provisional authority. CURE had also submitted its roll-out plan to the NTC on January 4, 2010. As at the date of this annual report, this motion is still pending with the NTC. The congressional franchise, spectrum and associated permits of CURE are expected to be divested as part of the NTC decision with respect to the Digitel acquisition. See Item 4. “Information on the Company – Development Activities (2009-2011) – Divestment of CURE” for further information.

PDSI

PDSI is a grantee of a 25-year congressional franchise under R.A. 8992 which will expire on January 26, 2026 to construct, install, establish, operate and maintain for commercial purposes and in the public interest, the business of providing basic and enhanced telecommunication services in and between provinces and municipalities in the Philippines and between the Philippines and other countries and territories.

PDSI is a holder of a provisional authority issued by the NTC to construct, install, operate and maintain an information and data communication network in key cities and municipalities in the Philippines on December 22, 2005 with validity of 18 months or until June 22, 2007, which has been successively extended by the NTC thereafter. Most recently, on April 7, 2010, the NTC issued an order dated June 29, 2010 extending the provisional authority of PDSI to another three years or up to June 22, 2013. Likewise, PDSI is a registered VAS provider for internet access services and VoIP.

The following table sets forth the spectrum system, licensed frequency and bandwidth used by Smart, Digitel, SBI, CURE and PDSI:

Carrier	Spectrum System	Frequency Assignment	Bandwidth

Smart	ETACS/GSM 900	897.5-905/942.5-950 MHz	7.5 MHz
	GSM 1800	1725-1730/1820-1825 MHz	5.0 MHz
		1730-1732.5/1825-1827.5 MHz	2.5 MHz
		1735-1740/1830-1835 MHz	5.0 MHz
		1745-1750/1840-1845 MHz	5.0 MHz
		1780-1782.5/1875-1877.5 MHz	2.5 MHz
	3G (W-CDMA)	1920-1935/2110-2125 MHz	15.0 MHz
		825-835/870-880 MHz	10.0 MHz

Digitel	GSM 1800	1760-1775/1855-1870 MHz	15.0 MHz
		1782.5-1785/1877.5-1880 MHz	2.5 MHz
		1935-1945/2125-2135 MHz	10.0 MHz
		2520-2535 MHz	15.0 MHz

SBI	AMPS/CDMA(1)	824-825/869-870 MHz	1.0 MHz
		845-846.5/890-891.5 MHz	1.5 MHz

	Wireless broadband	2670-2690 MHz(2)	20.0 MHz
		2400-2483.5 MHz(2)	73.0 MHz
		3400-3590 MHz(2)	94.0MHz
		5470-5850 MHz(2)	123.0MHz

CURE	3G	1955-1965/2145-2155 MHz(4)	10.0 MHz

PDSI	BWA (WiMAX)	2332.5-2362.5 MHz(3)	30.0 MHz

(1)	On January 8, 2010, the NTC approved the transfer of PCEV’s CPCN to SBI.
(2)	SBI frequency assignments on these bands are non-contiguous and are on a per station and location basis.
(3)	On May 27, 2010, the NTC adjusted PDSI’s frequency assignments from 2340-2370 MHz to 2332.5-2362.5 MHz, due to various technical considerations.
(4)

The congressional franchise, spectrum and associated permits of CURE are expected to be divested as part of the NTC decision with respect to the Digitel acquisition. See Item 4. “Information on the Company — Development Activities (2009-2011) — Divestment of CURE” for further information.

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

PLDT, SubicTel, ClarkTel, Philcom, Smart, Digitel, PCEV, SBI and CURE, are required to pay various permit, regulation and supervision fees to the NTC. PLDT was previously engaged in disputes with the NTC over some of the assessed fees. For more information on the disputes involving PLDT, see Item 8. “Financial Information – Legal Proceedings – NTC SRF.”

During the 15th Philippine Congress in 2010, Smart was requested to attend a hearing regarding HB No. 1224 or the Corporate Social Responsibility Act Bill filed by Rep. Gloria Macapagal-Arroyo and Rep. Diosdado Macapagal-Arroyo. Aside from this proposed legislation, both the Congress and the Senate of the Philippines have pending bills filed by various legislators concerning Anti-Trust, Competition and the setting up of a Fair Trade Commission. Senate Bill No. 1 introduced by Sen. Juan Ponce Enrile seeks to penalize unfair trade and anti-competitive practices in restraint of trade, unfair competition, abuse of dominant power and aims to strengthen the powers of regulatory authorities. The bill penalizes cartelization, monopolization, abuse of monopoly power or dominant position, and other unfair competition practices. The PLDT Group submitted its position paper on the bill on November 11, 2010. Other Senate bills which have been introduced during the 15th Congress on the subject matter are Senate Bill nos. 123, 175 and 1838. The various committee hearings on these Senate bills have already been concluded and the Senate of the Philippines is expected to come out with one final version in substitution of these various Senate Bills any time soon. House Bill No. 4835, a consolidated bill in substitution of House Bills Nos. 549, 913, 1007, 1583, 1733, and others, is a similar bill proposed in the House of Representatives, which penalizes anti-competitive agreements, abuse of dominant position, and anti-competitive mergers and establishes a Philippine Fair Competition Commission, or the Commission. Under this proposed bill, the Commission has the power, among others, to commence investigations on transactions, agreements, or acts, that prevent, distort or restrict competition. It is relevant that the bill considers a prima facie case of anti-competitive agreement when two or more firms that are ostensibly competing for the same relevant market and actually perform or complementary acts among themselves which tend to bring about artificial and unreasonable increase, decrease or fixing in the price of any goods or when they simultaneously and unreasonably increase, decrease or fix the prices of their seemingly competing goods thereby lessening competition in the relevant market among themselves. This bill has undergone third reading but to date, no final version has yet been released.

There are also bills introduced in the 15th Congress of the Philippines which seek to regulate interconnection charges by either prescribing lower rates or, at worse, abolishing the same. Some of them are House Bill Nos. 4939 of Representative Winston Castelo, House Bill No. 4598 of Representative Joseph Violago and House Bill No. 2858 of Representatives Rufus B. Rodriguez and Maximo B. Rodriguez. Committee hearings on these bills are ongoing.

Since 2009, the NTC has issued a number of directives that regulate the manner in which we conduct our business:

•

On July 3, 2009, the NTC issued Memorandum Circular No. 03-07-2009, imposing an extension of the expiration of the prepaid loads from two months to various expiration periods ranging from three days to 120 days. Smart has been implementing the new validity period of prepaid loads since July 19, 2009.

•

On July 7, 2009, the NTC amended its rules on broadcast messaging in Memorandum Circular No. 04-07-2009, which prohibits content and/or information providers from initiating push messages. It further requires that requests for services must be initiated by the subscribers and not forced upon them by the public telecommunications entities and/or content providers. It further mandates that subscribers be sent a notification when they subscribe for any service and be given an option whether to continue with the availed service.

•

On July 23, 2009, the NTC issued Memorandum Circular No. 05-07-2009 mandating cellular operators, including Smart, to charge calls on a maximum six-second per pulse basis instead of the previous per minute basis whether the subscriber is prepaid or postpaid. The NTC granted Smart the provisional authority to charge new rates and implement six-second per pulse scheme on December 5, 2009. Smart subsequently implemented the six-second per pulse directive by billing on a six-second per pulse basis, if subscribers entered additional dialing numbers as a prefix before the actual number. The NTC opposed Smart’s implementation of the six-second per pulse directive. In December 2009, Smart and other CMTS providers challenged the implementation of the NTC memorandum circular before the Court of Appeals, which issued a writ of preliminary injunction preventing the NTC from implementing its six-second per pulse billing directive. On December 28, 2010, the Court of Appeals promulgated a decision finding that the NTC had no basis to impose the rates it fixed for the six-second per pulse and that the CMTS operators have the option to file their rate applications anew. However, the Court ruled also that under the NTC memorandum circular, the six-second per pulse is the default mode and that the NTC has the power to regulate the rates of CMTS providers under Section 17 of R.A. 7925, even in the absence of ruinous competition, monopoly, cartel or combination thereof in restraint of free competition. The NTC, through the Office of the Solicitor General filed a motion for partial reconsideration of the decision which Smart opposed. Smart and the other petitioners, except DMPI, likewise filed separate motions for partial reconsideration. In an Order dated January 19, 2012, the Court of Appeals denied all motions for reconsideration. Smart and CURE filed their petitions for review with the Supreme Court on March 15, 2012 and March 12, 2012, respectively. The six-second per pulse billing scheme is expected to have a negative impact on Smart’s revenue, profit and ARPU as this is expected to decrease the amount of time billed per call as a result of moving to shorter billing intervals of six seconds from the previous one minute.

•

On February 18, 2011, the NTC issued Memorandum Circular No. 01-02-2011 which among others required mobile phone providers like Smart and DMPI to: make internet access through mobile phones optional; inform their subscribers of charges for internet access through mobile phones; and remind subscribers through SMS if at least 50% of credit limit has already been consumed.

•

On October 24, 2011, the NTC issued Memorandum Circular No. 02-10-2011 which mandates that interconnection charge for SMS between two separate networks shall not be higher than Php0.15 per SMS. Accordingly, Smart amended its interconnection amendments with other SMS providers in compliance with the circular. However, the NTC issued a show cause order dated December 12, 2011 requiring it to explain in writing within 15 days from receipt of the order why it has not lowered SMS retail rates despite the issuance of Memorandum Circular No. 02-10-2011. Smart and DMPI filed their answer on January 12, 2012, arguing, among others, that the circular does not mandate the reduction of SMS retail rates and that the NTC has no power to impose rates on mobile operators.

See Item 3. “Key Information – Risk Factors – Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes” for further discussion.

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act R.A. 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges representing at least 30% of its aggregate common shares within a period of five years from: (a) the date the law became effective; or (b) the entity’s first start of commercial operations, whichever date is later. PLDT and PCEV have complied with this requirement. However, Smart and DMPI have not conducted a public offering of its shares. If Smart and DMPI are found to be in violation of R.A. 7925, this could result in the revocation of the franchises of Smart and DMPI and in the filing of a quo warranto case against Smart and DMPI by the Office of the Solicitor General of the Philippines. See Item 3. “Key Information – Risk Factors – The franchise of Smart and DMPI may be revoked due to their failure to conduct a public offering of their shares” for further discussion.

On April 14, 2009, the NTC released the implementing guidelines on developing reference access offers, which are statements of the prices, terms and conditions under which a telecommunications carrier proposes to provide access to its network or facilities to another such carrier or value-added service provider.

On July 15, 2011, the NTC issued Memorandum Circular No. 7-7-2011 which required broadband service providers to specify the minimum broadband/internet connection speed and service reliability and the service rates in advertisements, flyers, brochures and service agreements. The said Memorandum Circular also set the minimum service reliability of broadband service to 80%.

Further, on December 19, 2011, the NTC issued a Decision in NTC ADM Case 2009-048 which lowered the interconnection charge to/from LEC and to/from CMTS to Php2.50 per minute, from Php4.00 per minute for LEC to CMTS and Php3.00 per minute from CMTS to LEC, making it in parity with each other. PLDT and Smart separately filed their respective Motions for Reconsideration alleging among others that interconnection, including the rates thereof, should be by law a product of bilateral negotiations between the parties and the Decision is unconstitutional as it is an invalid exercise by the NTC of its quasi-legislative powers and violates the constitutional guarantee against non-impairment of contracts.

Competition

Including us, there are three major LECs, 11 international gateway facility providers and three major cellular operators in the country. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we face increasing competition in major services of the telecommunications industry, particularly in data and other network services.

Cellular Service

There are presently three major cellular operators, namely Smart, DMPI and Globe, with DMPI now part of PLDT. These three cellular operators have a large share of the Philippine cellular market. DMPI commenced its cellular service with the Sun Cellular brand on March 29, 2003. In December 2005, the NTC awarded four out of five 3G licenses to existing cellular operators Smart, Globe, DMPI and to a new entrant, CURE. The NTC has yet to award a fifth license to another operator.

Competition in the cellular telecommunications industry has intensified with the increased availability of affordably priced handsets offering a range of new functions and the introduction by telco operators of new and improved plans for prepaid and postpaid subscribers, reduced rates per minute and aggressive marketing and promotional strategies. The principal bases of competition are price, including handset prices in the case of postpaid plans, quality of service, network reliability, geographic coverage and attractiveness of packaged services. Smart’s network leads the industry in terms of coverage with 14,879 cellular/mobile broadband base stations, including DMPI’s 4,376 base stations as at December 31, 2011.

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

In order to avail themselves of promotions and cost efficient network-to-network calling rates, cellular subscribers in the Philippines have increasingly been subscribing to the services of multiple wireless operators. As a result, the increases in 2011 and 2010 in our cellular subscriber base and the penetration rate of the wireless market in the Philippines were primarily attributable to such “multiple SIM card ownership”.

Local Exchange Service

The concerted nationwide local exchange line build-out by various providers, as mandated by the Philippine government, significantly increased the number of fixed line subscribers in the country and resulted in wider access to basic telephone service. The growth of the fixed line market, however, remained weak due to the surge in demand for cellular services and, in the past, the general sluggishness of the Philippine economy. Nevertheless, we have sustained our leading position in the fixed line market on account of PLDT’s extensive network in key cities nationwide. In most areas, we face one or two competitors. Our principal competitors in the local exchange market are BayanTel and Globe, which provide local exchange service through both fixed and fixed wireless landline services.

There are currently four major fixed wireless landline services in the market that resemble a cellular phone service but provide the same tariff structure as a fixed line service such as the charging of monthly service fees. The earliest of such service was provided by Digitel, now part of PLDT, in the fourth quarter of 2005 at a fixed monthly rate of Php672. This service is provided mostly in selected areas of Southern and Northern Luzon where Digitel did not have fixed cable facilities. Globe quickly followed suit with a similar service at a monthly rate of Php995 which bundled a wireless landline and broadband internet connection of up to 384 kbps. This service is offered in limited areas of Metropolitan Manila such as Makati, Las Piñas, the Visayas region and selected areas of Southern Luzon such as Cavite and Batangas.

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

International Long Distance Service

There are 11 licensed international gateway facility operators in the country, including us. While we still maintain a leadership position in this highly competitive service segment of the industry, our market share in recent years has declined as a result of: (1) competition from other international gateway facility operators and illegal international simple resale operators; (2) an increase in inbound and outbound international long distance calls terminating to and originating from the growing number of cellular subscribers; and (3) the popularity of alternative and cheaper modes of communication such as text messaging, e-mail, internet telephony and the establishment of virtual private networks for several corporate entities, further heightening the competition.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and cellular businesses, which are the origination points of outbound international calls. We also have introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers. Globe has also launched new pricing schemes to grow its outbound call volumes.

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

Data and Other Network Services

The market for data and other network services is a growing segment in the Philippine telecommunications industry. The growth is spurred by the significant growth in consumer and retail broadband internet access, enterprise resource planning applications, customer relationship management, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both here and abroad. Our major competitors in this area are Globe and BayanTel. The principal bases of competition in data services market are coverage, price, value for money, bundles or free gifts, customer service and quality of service.

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

Properties

We own four office buildings located in Makati City and own and operate 320 exchanges nationwide, of which 66 are located in the Metropolitan Manila area, including DMPI’s 19 exchanges. The remaining 254 exchanges are located in cities and small municipalities outside Metropolitan Manila area, including DMPI’s 30 exchanges. We also own radio transmitting and receiving equipment used for international and domestic communications. As at December 31, 2011, we had 10,482 cell sites, 14,879 cellular/mobile broadband base stations and 4,918 fixed wireless broadband-enabled base stations, which include DMPI’s 4,414 cell sites, 4,376 cellular/mobile broadband base stations and 2,132 fixed wireless broadband-enabled base stations.

As at December 31, 2011, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•	71% consisted of cable, wire and cellular facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

•	13% consisted of central office equipment, including international gateway facilities, pure national toll exchanges and combined local and toll exchanges;

•	10% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

•

1% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers’ premises; and

•	5% consisted of other work equipment.

For more information on these properties, see Note 9 – Property, Plant and Equipment to the accompanying consolidated financial statements in Item 18.

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

PLDT’s, Smart’s, PCEV’s and Digitel’s properties are free from any mortgage, charge, pledge, lien or encumbrance; however, a portion of ePLDT’s property is subject to liens.

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites, telecommunications equipment locations and various office equipment. For more information on the obligations relating to these properties and long-term obligations, see Note 27 – Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2011 and 2010 and for the three years in the period ended December 31, 2011 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information – Risk Factors” and elsewhere in this report. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. For convenience, certain Philippine peso financial information in the following discussions has been translated to U.S. dollars at the exchange rate at December 31, 2011 of Php43.92 to US$1.00, as quoted through the Philippine Dealing System.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into business units based on our products and services and have four reportable operating segments which serve as the basis for management’s decision to allocate resources and evaluate operating performance:

•

Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, CURE, and DMPI, which is the operator of the Sun Cellular business and is a wholly-owned subsidiary of Digitel (PLDT acquired a controlling interest in Digitel on October 26, 2011 and through a series of transactions holds approximately 99.5% of the outstanding common stock of Digitel as at March 22, 2012), our cellular service providers; SBI and PDSI, our wireless broadband service providers; Wolfpac and Chikka and its subsidiaries, or Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic

Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, PLDT Global, and Digitel, all of which together account for approximately 17% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT and AGS Group; netGames, Inc.; and bills printing and other VAS-related services provided by ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% on August 24, 2011). ePLDT disposed of its 75% interest in Digital Paradise, a provider of internet access services, on April 1, 2011 and its 57.51% interest in Level Up!, a publisher of online games, on July 11, 2011;

•

BPO –– knowledge processing solutions provided by SPi Group; and customer relationship management provided by SPi CRM and Infocom (ePLDT transferred the internet business of Infocom to PLDT on July 1, 2011); and

•	Others –– PCEV, an investment holding company.

For a more detailed overview of our three main business segments, see Item 4. “Information on the Company – Organization – Wireless”, Item 4. “Information on the Company – Organization – Fixed Line” and Item 4. “Information on the Company – Organization – Business Process Outsourcing”, respectively.

Key performance indicators and drivers that our management uses for the management of our business include, among others, the general economic conditions in the Philippines, our subscriber base, traffic volumes, and interconnection arrangements.

In addition, our results of operations and financial position are with increasing significance affected by fluctuations of the Philippine peso against the U.S. dollar. Since a substantial portion of our indebtedness is denominated in U.S. dollars, a depreciation or appreciation of the Philippine peso against the U.S. dollar as at the end of the most recent fiscal year compared to the end of the previous fiscal year may result in our recognition of significant foreign exchange losses or gains, respectively. For example, the Philippine peso appreciated against the U.S. dollar from Php43.81 as at December 31, 2010 to Php43.92 as at December 31, 2011, as a result of which we recognized in 2011 foreign exchange losses in the amount of Php744 million, representing a decrease of Php2,551 million from Php1,807 million foreign exchange gains recognized in 2010. Moreover, since approximately 30% of our revenues are either denominated in U.S. dollars or linked to the U.S. dollar, a depreciation or appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar increases or decreases our revenues in Philippine peso terms and increases or decreases our cash flow from operations, respectively. For example, the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php43.31 in 2011 from Php45.12 in 2010 decreased our U.S. dollar and U.S. dollar-linked revenues in Philippine peso terms. Furthermore, fluctuations of the Philippine peso against the U.S. dollar resulted in gains or losses on our derivative financial instruments, which with increasing significance affect our results of operations and financial position. For example, we recognized net gains on derivative financial instruments of Php197 million in 2011 from net losses on derivative financial instruments of Php1,741 million in 2010. See Item 3. “Key Information – Risk Factors – Our result of operations and financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar” for further discussion.

On October 26, 2011, we completed the acquisition of the Digitel Group. Our historical consolidated financial statements for the years ended on December 31, 2010 and 2009 do not include financial results of the Digitel Group, and neither pro forma nor historical consolidated financial statements showing our combined results of operations and financial position with Digitel Group, have been prepared or are being provided in this annual report. Our financial statements for the year ended December 31, 2011 include the financial results of the Digitel Group for the period from October 26, 2011 to December 31, 2011. As a result, this may make it difficult to compare our past results of operations and financial position or to estimate our consolidated performance in the future.

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our adjusted EBITDA and core income to assess our operating performance; a reconciliation of our consolidated adjusted EBITDA and our consolidated core income to our consolidated net income for the years ended December 31, 2011, 2010 and 2009 is set forth below.

The following table shows the reconciliation of our consolidated adjusted EBITDA to our consolidated net income for the years ended December 31, 2011, 2010 and 2009:

	2011(1)		2010		2009
	(in millions)
Consolidated adjusted EBITDA	Php	79,959	Php	83,717	Php	86,194
Depreciation and amortization		(27,957)		(26,277)		(25,607)
Asset impairment on noncurrent assets		(8,517)		(1,496)		(2,337)
Equity share in net earnings of associates and joint ventures		2,035		1,408		2
Interest income		1,372		1,200		1,539
Gains (losses) on derivative financial instruments – net		197		(1,741)		(1,006)
Foreign exchange gains (losses) – net		(744)		1,807		909
Financing costs – net		(6,491)		(6,698)		(6,556)
Amortization of intangible assets		(264)		(388)		(368)
Other income		3,087		2,153		2,069

Consolidated income before income tax		42,677		53,685		54,839
Provision for income tax		11,040		13,426		14,744

Consolidated net income for the year	Php	31,637	Php	40,259	Php	40,095

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2011, 2010 and 2009:

	2011(1)		2010		2009
	(in millions)
Consolidated core income for the year	Php	39,035	Php	42,028	Php	41,138
Gains (losses) on derivative financial instruments – net, excluding hedge cost		560		(1,307)		(407)
Core income adjustment on equity share in net earnings of associates and joint ventures		(476)		(699)		(136)
Foreign exchange gains (losses) – net		(750)		1,819		908
Asset impairment on noncurrent assets – net of share of noncontrolling interest		(8,517)		(1,492)		(1,948)
Net tax effect of aforementioned adjustments		1,612		(132)		607
Others		233		—		(381)

Net income for the year attributable to equity holders of PLDT		31,697		40,217		39,781
Net income (loss) for the year attributable to noncontrolling interests		(60)		42		314

Consolidated net income for the year	Php	31,637	Php	40,259	Php	40,095

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

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

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for, SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka, which use the U.S. dollar. SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS use the Singapore dollar as functional currency. See discussions in Note 2 – Summary of Significant Accounting Policies and Note 4 – Operating Segment Information to the accompanying consolidated financial statements in Item 18.

As a result of the internal reorganization within PLDT wherein BPO is now an independent operating segment under SPi Global, management undertook a review of the functional currency exposures of SPi Global and certain of its subsidiaries. Based on management’s assessment, SPi Global and SPi CRM’s new currency exposures are now largely U.S. dollars. Based on the aforementioned consideration, which is set forth in IAS 21, The Effects of Changes in Foreign Exchange Rates, SPi Global and SPi CRM commenced adopting U.S. dollars as its functional currency starting on December 6, 2011.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases. Total lease expense arising from operating leases amounted to Php4,162 million, Php3,970 million and Php4,055 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total finance lease obligations amounted to Php14 million and Php43 million as at December 31, 2011 and 2010, respectively. See Note 20 – Interest-bearing Financial Liabilities and Note 27 – Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18 for further discussion.

PLDT’s Acquisition of Digitel

Our acquisition of 51.6% equity interest in Digitel and the mandatory tender offer were accounted for as linked transactions and as a single business combination due to the following: (a) the price per share offered to remaining noncontrolling interest is fixed and the same price as what we offered to acquire the controlling interest of JGS; (b) the remaining noncontrolling shareholders of Digitel did not negotiate to receive the offer; (c) although the offer was initiated by PLDT, it stemmed from a regulatory requirement triggered by the acquisition of controlling interest in Digitel; and (d) the offer period is relatively short period of time.

As the acquisition of 51.6% equity interest and the mandatory tender offer were accounted for as linked transactions, we accounted for the business combination as if we have acquired 100% equity interest at the closing date of the transaction on October 26, 2011. A mandatory tender offer option liability is recognized and treated as part of consideration transferred in addition to the fair value of PLDT common shares issued to JGS. At the end of the tender offer period, the mandatory tender offer option liability is derecognized and corresponding settlement either in shares or in cash is recorded for those who opted for the mandatory tender offer. For the portion of mandatory tender offer option liability that expires unexercised, the mandatory tender offer option liability is derecognized and noncontrolling interest is set-up measured as of the date of acquisition. See Note 13 – Business Combinations – PLDT’s Acquisition of Digitel to the accompanying consolidated financial statements in Item 18 for further discussion.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of PLDT. Such changes are reflected in the assumptions when they occur.

Asset impairment

IFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the CGUs to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.

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

In 2011, we recognized an impairment loss of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program and have been identified for replacement. The impairment loss recognized represents the net book value of these network equipment and facilities. See Note 9 – Property, Plant and Equipment to the accompanying consolidated financial statements in Item 18 for further discussion.

Total asset impairment on noncurrent assets amounted to Php8,517 million, Php1,496 million and Php2,337 million for the years ended December 31, 2011, 2010 and 2009, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 9 – Property, Plant and Equipment to the accompanying consolidated financial statements in Item 18 for further discussion.

The provisional goodwill from the acquisition of Laserwords Private Ltd., or Laserwords, ePDS and Digitel of Php849 million, Php26 million, and Php68,340 million, respectively, were not tested for impairment since there were no indicators of impairment identified. See Note 13 – Business Combinations to the accompanying consolidated financial statements in Item 18 for further discussion.

The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18 to the accompanying consolidated financial statements in Item 18, respectively, for further discussion.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded depreciation and amortization and decrease our property, plant and equipment.

The total depreciation and amortization of property, plant and equipment amounted to Php27,957 million, Php26,277 million and Php25,607 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization, amounted to Php197,731 million and Php163,184 million as at December 31, 2011 and 2010, respectively. See Note 4 – Operating Segment Information and Note 9 – Property, Plant and Equipment to the accompanying consolidated financial statements in Item 18 for further discussion.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties is performed every December 31.

Net gains from fair value adjustments charged to profit or loss amounted to Php26 million, Php6 million and Php352 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total carrying values of our investment properties amounted to Php1,115 million and Php1,560 million as at December 31, 2011 and 2010, respectively. See Note 12 – Investment Properties to the accompanying consolidated financial statements in Item 18 for further discussion.

Goodwill and intangible assets

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Intangible assets acquired from business combination with finite lives are amortized over the expected useful life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets amounted to Php264 million, Php388 million and Php368 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total carrying values of goodwill and intangible assets amounted to Php80,656 million and Php11,485 million as at December 31, 2011 and 2010, respectively. See Note 14 – Goodwill and Intangible Assets to the accompanying consolidated financial statements in Item 18 for further discussion.

Recognition of deferred income tax assets and liabilities

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD method, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart’s and Wolfpac’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php16,098 million and Php1,477 million as at December 31, 2011 and 2010, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php4,240 million and Php2,803 million as at December 31, 2011 and 2010, respectively. Total consolidated benefit from deferred income tax amounted to Php1,261 for the year ended December 31, 2011 and total consolidated provision for deferred income tax amounted to Php1,198 million and Php656 million for the years ended December 31, 2010 and 2009, respectively. Total consolidated net deferred income tax assets amounted to Php5,975 million and Php6,110 million as at December 31, 2011 and 2010, respectively, while total consolidated net deferred income tax liabilities amounted to Php2,902 million and Php1,099 million as at December 31, 2011 and 2010, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying consolidated financial statements in Item 18 for further discussion.

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

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php1,549 million, Php834 million and Php2,335 million for the years ended December 31, 2011, 2010 and 2009, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php16,245 million and Php16,428 million as at December 31, 2011 and 2010, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18 for further discussion.

Estimating net realizable value of inventories and supplies

We write-down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete or unusable are written-off and charged as expense in our consolidated income statement.

Total write-down of inventories and supplies amounted to Php143 million, Php108 million and Php389 million for the years ended December 31, 2011, 2010 and 2009, respectively. The carrying values of inventories and supplies amounted to Php3,827 million and Php2,219 million as at December 31, 2011 and 2010, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 17 – Inventories and Supplies to the accompanying consolidated financial statements in Item 18 for further discussion.

Share-based payment transactions

Our 2007 to 2009 LTIP grants Share Appreciation Rights, or SARs, to our eligible key executives and advisors. Under the 2007 to 2009 LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement. The estimates and assumptions are described in Note 25 – Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18 and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the 2007 to 2009 LTIP recognized as expense for the year ended December 31, 2009 amounted to Php1,833 million. As at December 31, 2009, outstanding 2007 to 2009 LTIP liability amounted to Php4,582 million, which was paid in full in April 2010. See Note 5 – Income and Expenses to the accompanying consolidated financial statements in Item 18 for further discussion.

Estimation of pension benefit costs and other employee benefits

The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 – Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18 for further discussion. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These excess actuarial gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Total consolidated pension benefit income amounted to Php38 million for the year ended December 31, 2011 and total consolidated pension benefit costs amounted to Php236 million and Php1,306 million for the years ended December 31, 2010 and 2009, respectively. Unrecognized net actuarial gains amounted to Php2,886 million and Php479 million as at December 31, 2011 and 2010, respectively. The prepaid benefit costs amounted to Php5,654 million and Php5,333 million as at December 31, 2011 and 2010, respectively. The accrued benefit costs amounted to Php496 million and Php415 million as at December 31, 2011 and 2010, respectively. See Note 5 – Income and Expenses, Note 18 – Prepayments and Note 25 – Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18 for further discussion.

The 2010 to 2012 LTIP, has been presented to and approved by the Executive Compensation Committee, or ECC, and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on prevailing discount rates and profit targets. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for other employee benefits. All assumptions are reviewed on a monthly basis. Total outstanding liability and fair value of 2010 to 2012 LTIP cost as at and for the year ended December 31, 2010 amounted to Php1,392 million. Based on our latest projection, the profit targets for the covered Performance Cycle is no longer achievable, thus, accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. See Note 5 – Income and Expenses and Note 25 – Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18 for further discussion.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,107 million and Php1,344 million as at December 31, 2011 and 2010, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities to the accompanying consolidated financial statements in Item 18 for further discussion.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18 for further discussion.

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

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

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

Total fair values of financial assets and liabilities amounted to Php72,002 million and Php216,443 million, respectively, as at December 31, 2011, while the total fair values of financial assets and liabilities amounted to Php55,538 million and Php167,396 million, respectively, as at December 31, 2010. See Note 27 – Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18 for further discussion.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2011

See Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements in Item 18 for the discussion of new accounting standards that will become effective subsequent to December 31, 2011 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, net income (loss), adjusted EBITDA, adjusted EBITDA margin and core income for the years ended December 31, 2011, 2010 and 2009. In each of the years ended December 31, 2011 and 2010, a majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless		Fixed Line		BPO		Others		Inter-segment Transactions		Consolidated

December 31, 2011(1)
Revenues	Php	103,538	Php	60,006	Php	8,588	Php	—	(Php	15,529)	Php	156,603
Expenses		71,049		50,620		7,598		11		(15,896)		113,382
Other income (expenses)		(1,694)		(593)		112		1,998		(367)		(544)
Income before income tax		30,795		8,793		1,102		1,987		—		42,677
Provision for income tax		8,429		2,491		118		2		—		11,040
Net income/Segment profit		22,366		6,302		984		1,985		—		31,637
Adjusted EBITDA		55,393		22,675		1,558		(11)		344		79,959
Adjusted EBITDA margin(2)		54%		39%		18%		(100%)		—		52%
Core income		29,903		5,765		906		2,461		—		39,035

December 31, 2010(3)
Revenues		105,381		60,158		8,112		—		(15,264)		158,387
Expenses		59,807		50,243		8,481		19		(15,719)		102,831
Other income (expenses)		(136)		(2,694)		43		1,371		(455)		(1,871)
Income before income tax		45,438		7,221		(326)		1,352		—		53,685
Provision for income tax		11,413		2,076		(64)		1		—		13,426
Net income/Segment profit		34,025		5,145		(262)		1,351		—		40,259
Adjusted EBITDA		58,964		23,047		1,270		(19)		455		83,717
Adjusted EBITDA margin(2)		57%		39%		16%		(100%)		—		54%
Core income		33,352		5,845		765		2,066		—		42,028

December 31, 2009(3)
Revenues		108,367		61,930		8,534		—		(16,808)		162,023
Expenses		63,275		49,713		8,282		—		(17,129)		104,141
Other income (expenses)		(813)		(3,373)		(498)		1,962		(321)		(3,043)
Income before income tax		44,279		8,844		(246)		1,962		—		54,839
Provision for income tax		12,456		2,228		2		58		—		14,744
Net income/Segment profit		31,823		6,616		(248)		1,904		—		40,095
Adjusted EBITDA		59,411		25,512		950		—		321		86,194
Adjusted EBITDA margin(2)		56%		42%		11%		—		—		54%
Core income		31,715		8,344		(230)		1,311		(2)		41,138

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)	Adjusted EBITDA margin is measured as adjusted EBITDA divided by service revenues.
(3)

The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information”, section and the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization” section.

The table below shows the contribution by business segment of the results of the Digitel Group since its acquisition on October 26, 2011 to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for income tax, net income, adjusted EBITDA, adjusted EBITDA margin and core income for the period from October 26, 2011 to December 31, 2011.

	Wireless		Fixed Line		Consolidated		Intercompany Transactions		Incremental Effect on PLDT Group
	(in millions)

For the period from October 26, 2011 to December 31, 2011
Revenues	Php	3,184	Php	706	Php	3,890	(Php	45)	Php	3,845
Expenses		3,083		726		3,809		(24)		3,785
Other expenses		764		2,240		3,004		(2,062)		942
Loss before income tax		663		2,260		2,923		(2,041)		882
Provision for income tax		258		18		276		—		276
Net loss/Segment profit		405		2,242		2,647		(2,041)		606
Adjusted EBITDA		1,137		(60)		1,077		(21)		1,056
Adjusted EBITDA margin(1)		37%		(8%)		28%		—		28%
Core income		154		(397)		(243)		234		(9)

(1)	Adjusted EBITDA margin is measured as adjusted EBITDA divided by service revenues for the period.

2011 Compared to 2010

On a Consolidated Basis

We reported consolidated revenues of Php156,603 million in 2011, which includes revenue contribution from the Digitel Group of Php3,845 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php1,784 million, or 1%, as compared with Php158,387 million in 2010, primarily due to a decline in our service revenues by Php2,212 million as a result of decreases in cellular and satellite revenues from our wireless business, and national long distance and local exchange services from our fixed line business. These were partially offset by higher revenues from data and other network services, as well as the higher revenue contribution of our BPO business.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2011 and 2010:

							Change
	2011(1)%			2010(2)%			Amount	%
	(in millions)

Wireless	Php	103,538	66	Php	105,381	67	(Php1,843)	(2)
Fixed line		60,006	38		60,158	38	(152)	—
BPO		8,588	6		8,112	5	476	6
Inter-segment transactions		(15,529)	(10)		(15,264)	(10)	(265)	2

Consolidated	Php	156,603	100	Php	158,387	100	(Php1,784)	(1)

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)

The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information”, section and the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Consolidated expenses increased by Php10,551 million, or 10%, to Php113,382 million in 2011, which includes expenses from the Digitel Group of Php3,785 million for the period from October 26, 2011 to December 31, 2011, from Php102,831 million in 2010, largely as a result of higher asset impairment, selling and promotions, depreciation and amortization, taxes and licenses, repairs and maintenance, professional and other contracted services, and cost of sales, partly offset by decreases in compensation and employee benefits, and amortization of intangible assets.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2011 and 2010:

							Change
	2011(1)%			2010(2)%			Amount		%
	(in millions)

Wireless	Php	71,049	62	Php	59,807	58	Php	11,242	19
Fixed line		50,620	45		50,243	49		377	1
BPO		7,598	7		8,481	8		(883)	(10)
Others		11	—		19	—		(8)	(42)
Inter-segment transactions		(15,896)	(14)		(15,719)	(15)		(177)	1

Consolidated	Php	113,382	100	Php	102,831	100	Php	10,551	10

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)

The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section and the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Consolidated other expenses in 2011 amounted to Php544 million, which includes other expenses from the Digitel Group of Php942 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php1,327 million, or 71%, from Php1,871 million in 2010, primarily due to the combined effects of the following: (i) net gains on derivative financial instruments of Php197 million in 2011 as against net losses on derivative financial instruments of Php1,741 million in 2010 mainly due to the effect of wider U.S. dollar and peso interest rate differentials and depreciation of the Philippine peso to the U.S. dollar, and a decrease in hedge costs mainly due to the offsetting effect of overlay transactions in 2011; (ii) an increase in other income by Php934 million mainly due to the reversal of prior year’s accrual of long-term incentive plan, or LTIP, pension benefit income recognized by PLDT and net gain on sale of investments in Level Up! and Digital Paradise, partly offset by lower net gain on disposal of fixed assets of Php742 million in 2011; (iii) net increase in equity share in net earnings of associates and joint ventures by Php627 million; (iv) a decrease in net financing costs by Php207 million mainly due to lower interest on loans and other related items on account of lower average interest rates and, partially offset by higher average level of loan balances by our fixed line and wireless businesses and lower capitalized interest by our wireless business; (v) higher interest income by Php172 million due to a higher average level of peso and dollar short-term investments, higher average peso and dollar interest rates and the impact of the depreciation of the Philippine peso on dollar placements; and (vi) net foreign exchange losses of Php744 million in 2011 as against net foreign exchange gains of Php1,807 million in 2010 due to the revaluation of foreign-currency denominated assets and liabilities as a result of the effect of the depreciation of the Philippine peso to the U.S. dollar.

The following table shows the breakdown of our consolidated other expenses by business segment for the years ended December 31, 2011 and 2010:

							Change
	2011(1)%			2010(2)%			Amount		%
	(in millions)

Wireless	(Php	1,694)	311	(Php	136)	7	(Php	1,558)	1,146
Fixed line		(593)	109		(2,694)	144		2,101	(78)
BPO		112	(21)		43	(2)		69	160
Others		1,998	(367)		1,371	(73)		627	46
Inter-segment transactions		(367)	68		(455)	24		88	(19)

Consolidated	(Php	544)	100	(Php	1,871)	100	(Php	1,327)	(71)

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)

The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Consolidated net income, including a net loss contribution from the Digitel Group of Php606 million for the period from October 26, 2011 to December 31, 2011, decreased by Php8,622 million, or 21%, to Php31,637 million in 2011, from Php40,259 million in 2010. The decrease was mainly due to the combined effects of the following: (i) a decrease in consolidated revenues by Php1,784 million; (ii) an increase in consolidated expenses by Php11,742 million; (iii) a decrease in consolidated other expenses by Php1,327 million; and (iv) a decrease in consolidated provision for income tax by Php2,386 million, which was mainly due to lower taxable income from our wireless business. Our consolidated basic and diluted EPS decreased to Php163.24 and 163.10, respectively, in 2011 from consolidated basic and diluted EPS of 212.85 in 2010. Our weighted average number of outstanding common shares was approximately 191.4 million and 186.8 million in the years ended December 31, 2011 and 2010, respectively.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2011 and 2010:

							Change
	2011(1)%			2010(2)%			Amount		%
	(in millions)

Wireless	Php	22,366	71	Php	34,025	85	(Php	11,659)	(34)
Fixed line		6,302	20		5,145	13		1,157	22
BPO		984	3		(262)	(1)		1,246	476
Others		1,985	6		1,351	3		634	47

Consolidated	Php	31,637	100	Php	40,259	100	(Php	8,622)	(21)

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)

The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Adjusted EBITDA

Our consolidated adjusted EBITDA was Php79,959 million in 2011, which includes an adjusted EBITDA contribution from the Digitel Group of Php1,056 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php3,758 million, or 4%, as compared with Php83,717 million in 2010, primarily due to a decline in service revenues from our wireless business, and higher operating expenses driven primarily by higher selling and promotions expenses, taxes and licenses, repairs and maintenance, and professional and other contracted services, and higher provision for uncollectible receivables.

The following table shows the breakdown of our consolidated adjusted EBITDA by business segment for the years ended December 31, 2011 and 2010:

							Change
	2011(1)%			2010(2)%			Amount		%
	(in millions)

Wireless	Php	55,393	69	Php	58,964	70	(Php	3,571)	(6)
Fixed line		22,675	28		23,047	28		(372)	(2)
BPO		1,558	2		1,270	2		288	23
Others		(11)	—		(19)	—		8	(42)
Inter-segment transactions		344	1		455	—		(111)	(24)

Consolidated	Php	79,959	100	Php	83,717	100	(Php	3,758)	(4)

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)

The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Core Income

Our consolidated core income was Php39,035 million in 2011, which includes a loss from the Digitel Group of Php9 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php2,993 million, or 7%, as compared with Php42,028 million in 2010, primarily due to a decrease in consolidated revenues and an increase in consolidated expenses, partially offset by decreases in consolidated other expenses and consolidated provision for income tax. Our consolidated basic and diluted core EPS also decreased to Php201.58 and Php201.41, respectively, in 2011 from Php222.55 in 2010.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2011 and 2010:

							Increase (Decrease)
	2011(1)%			2010(2)%			Amount		%
	(in millions)

Wireless	Php	29,903	77	Php	33,352	79	(Php	3,449)	(10)
Fixed line		5,765	15		5,845	14		(80)	(1)
BPO		906	2		765	2		141	18
Others		2,461	6		2,066	5		395	19

Consolidated	Php	39,035	100	Php	42,028	100	(Php	2,993)	(7)

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)

The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php103,538 million in 2011, including a contribution from DMPI of Php3,184 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php1,843 million, or 2%, from Php105,381 million in 2010.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2011 and 2010 by service segment:

							Increase (Decrease)
	2011(1)%			2010		%	Amount		%
	(in millions)
Service Revenues:
Cellular(2)	Php	93,645	90	Php	95,520	91	(Php	1,875)	(2)
Wireless broadband, satellite and others
Wireless broadband(2)		6,804	7		6,287	6		517	8
Satellite and others		1,620	2		2,217	2		(597)	(27)

		102,069	99		104,024	99		(1,955)	(2)
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems		1,469	1		1,357	1		112	8

Total Wireless Revenues	Php	103,538	100	Php	105,381	100	(Php	1,843)	(2)

(1)	Includes DMPI’s revenues for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Highlights” section.

The following table summarizes the revenue contribution of DMPI for the period from October 26, 2011 to December 31, 2011 by service segment:

	2011		%
	(in millions)
Service Revenues:
Cellular	Php	2,808	88
Wireless broadband, satellite and others
Wireless broadband		290	9

		3,098	97
Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems		86	3

Total Wireless Revenues	Php	3,184	100

Service Revenues

Our wireless service revenues decreased by Php1,955 million, or 2%, to Php102,069 million in 2011, which includes service revenues from DMPI of Php3,098 million for the period from October 26, 2011 to December 31, 2011, as compared with Php104,024 million in 2010, mainly as a result of lower revenues from our cellular, and satellite and other services. The decrease in our cellular revenues was mainly due to the decline in revenues from domestic and international calls, as well as from domestic text messaging services as a result of pervasive multiple SIM card ownership, increased utilization of unlimited offers and increasing patronage of social networking sites, partially offset by an increase in international short messaging service, or SMS, as well as higher VAS revenues, mainly from internet-based VAS and Pasa Load. Our dollar-linked revenues were negatively affected by the appreciation of the Philippine peso relative to the U.S. dollar, which decreased to a weighted average exchange rate of Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010. With subscriber growth being driven more by multiple SIM card ownership, especially in the lower income segment of the Philippine wireless market, monthly cellular average revenue per unit/s, or ARPUs, for 2011 were lower as compared with 2010. We expect the decreasing trend in our cellular revenues, particularly our revenues from traditional voice and text messaging services, to continue due to the popularity of unlimited offers, multiple SIM card ownership and the emerging popularity of social media services. As a percentage of our total wireless revenues, service revenues amounted to 99% in each of 2011 and 2010.

Cellular Service

Our cellular service revenues in 2011 amounted to Php93,645 million, which includes revenues from DMPI for the period from October 26, 2011 to December 31, 2011 of Php2,808 million, a decrease of Php1,875 million, or 2%, from Php95,520 million in 2010. Cellular service revenues accounted for 92% of our wireless service revenues in 2011 and 2010.

Smart, together with Talk ‘N Text, Red Mobile and Sun Cellular, has focused on segmenting the market by offering sector-specific, value-driven packages for its subscribers. These include load buckets which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as purely on-net packages, Smart’s buckets now also offer voice, text and hybrid bundles available to all networks. Smart also provides packages with unlimited voice, text, data, and combinations thereof, whose denominations depend on the duration and nature of the unlimited packages.

Postpaid subscribers have similar options depending on their monthly subscription plans. Recently, Smart introduced its new postpaid consumable plan, Smart All-in Plans, which enables subscribers to choose from Smart’s different services, such as unlimited call, text, or mobile browsing, all charged within the subscriber’s monthly service fee.

The following table shows the breakdown of our cellular service revenues for the years ended December 31, 2011 and 2010:

					Increase (Decrease)
	2011(1)		2010(2)		Amount		%
	(in millions)

Cellular service revenues	Php	93,645	Php	95,520	(Php	1,875)	(2)

By service type		91,120		92,914		(1,794)	(2)
Prepaid		81,648		84,385		(2,737)	(3)
Postpaid		9,472		8,529		943	11

By component		91,120		92,914		(1,794)	(2)
Voice		43,885		45,678		(1,793)	(4)
Data		47,235		47,236		(1)	—

Others(3)		2,525		2,606		(81)	(3)

(1)	Includes DMPI’s revenues for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.
(3)

Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from Chikka, Wolfpac and other Smart subsidiaries.

The following table shows the breakdown of DMPI’s cellular service revenues for the period from October 26, 2011 to December 31, 2011:

	2011
	(in millions)

Cellular service revenues	Php	2,808

By service type		2,757
Prepaid		1,558
Postpaid		1,199

By component		2,757
Voice		1,537
Data		1,220

Others		51

The following table shows our other key measures of Smart’s, CURE’s and Digitel’s cellular business as at and for the years ended December 31, 2011 and 2010:

			Increase (Decrease)
	2011	2010	Amount	%

Cellular subscriber base	63,696,629	45,636,008	18,060,621	40
Prepaid	61,792,792	45,214,433	16,578,359	37
Smart Prepaid	26,573,137	25,293,443	1,279,694	5
Talk ’N Text	20,467,175	18,967,381	1,499,794	8
Red Mobile	1,438,384	953,609	484,775	51
Sun Cellular(1)	13,314,096	—	13,314,096	–
Postpaid	1,903,837	421,575	1,482,262	352
Smart	550,485	421,575	128,910	31
Red Mobile(2)	263	—	263	—
Sun Cellular(1)	1,353,089	—	1,353,089	—

Systemwide traffic volumes (in millions)
Calls (in minutes)(3)	41,251	26,813	14,438	54
Domestic	38,166	23,787	14,379	60
Inbound	1,350	1,437	(87)	(6)
Outbound	36,816	22,350	14,466	65
International	3,085	3,026	59	2
Inbound	2,862	2,817	45	2
Outbound	223	209	14	7

SMS/Data count (in hits)(4)	354,135	341,113	13,022	4
Text messages	351,502	339,530	11,972	4
Domestic	350,858	339,011	11,847	3
Inbound	10,477	8,058	2,419	30
Outbound	340,381	330,953	9,428	3
Bucket-Priced/Unlimited	322,588	312,634	9,954	3
Standard	17,793	18,319	(526)	(3)
International	644	519	125	24
Inbound	363	211	152	72
Outbound	281	308	(27)	(9)
Value-Added Services	2,596	1,557	1,039	67
Financial Services	37	26	11	42

(1)

Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of the Digitel Group.

(2)	Red Mobile postpaid was launched on March 17, 2011.
(3)	Includes DMPI’s minutes for the period from October 26, 2011 to December 31, 2011.
(4)	Includes DMPI’s SMS counts for the period from October 26, 2011 to December 31, 2011.

Revenues generated from our prepaid cellular services amounted to Php81,648 million in 2011, a decrease of Php2,737 million, or 3%, as compared with Php84,385 million in 2010. Prepaid cellular service revenues accounted for 90% and 91% of cellular voice and data revenues in 2011 and 2010, respectively. Revenues generated from postpaid cellular service amounted to Php9,472 million in 2011, an increase of Php943 million, or 11%, as compared with Php8,529 million earned in 2010, and which accounted for 10% and 9% of cellular voice and data revenues in of 2011 and 2010, respectively. The decrease in revenues from our prepaid cellular services was primarily due to a decline in revenues from domestic and international calls, as well as domestic SMS, partially offset by an increase in VAS revenues, mainly from internet-based VAS and Pasa Load, and the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011.

Revenues attributable to DMPI’s prepaid and postpaid cellular services for the period from October 26, 2011 to December 31, 2011 was Php1,558 million and Php1,199 million, and accounted for 57% and 43% of DMPI’s cellular voice and data revenues, respectively.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, decreased by Php1,793 million, or 4%, to Php43,885 million in 2011 from Php45,678 million in 2010, primarily due to a decrease in domestic and international call revenues, partially offset by the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011. Cellular voice services accounted for 47% and 48% of our cellular service revenues in 2011 and 2010, respectively.

Cellular revenues from DMPI’s voice services amounted to Php1,537 million for the period from October 26, 2011 to December 31, 2011 and accounted for 55% of DMPI’s cellular service revenues in 2011. Domestic and international voice service revenues contributed Php1,396 million and Php141 million, and accounted for 91% and 9%, respectively, of DMPI’s voice service revenues for the period from October 26, 2011 to December 31, 2011.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2011 and 2010:

					Decrease
	2011(1)		2010(2)		Amount		%
	(in millions)
Voice services:
Domestic
Inbound	Php	4,963	Php	5,203	(Php	240)	(5)
Outbound		22,442		22,807		(365)	(2)

		27,405		28,010		(605)	(2)

International
Inbound		13,906		14,738		(832)	(6)
Outbound		2,574		2,930		(356)	(12)

		16,480		17,668		(1,188)	(7)

Total	Php	43,885	Php	45,678	(Php	1,793)	(4)

(1)	Includes DMPI’s revenues for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

The following table shows the breakdown of DMPI’s cellular voice revenues for the period from October 26, 2011 to December 31, 2011:

	2011
	(in millions)
Voice services:
Domestic	Php	1,396
Inbound		198
Outbound		1,198

International		141
Inbound		4
Outbound		137

Total	Php	1,537

Domestic voice service revenues decreased by Php605 million, or 2%, to Php27,405 million in 2011 from Php28,010 million in 2010, primarily due to a decrease in domestic outbound call revenues by Php365 million, or 2%, to Php22,442 million in 2011 from Php22,807 million in 2010 mainly due to higher traffic volumes of unlimited calls at lower yield. In addition, revenues from our domestic inbound voice service decreased by Php240 million, or 5%, to Php4,963 million in 2011 from Php5,203 million in 2010 as a result of a decrease in inbound call traffic from domestic fixed line and mobile carriers. Domestic outbound call volumes increased by 14,466 million minutes, or 65%, to 36,816 million minutes in 2011 from 22,350 million minutes in 2010, while domestic inbound call volumes decreased by 87 million minutes, or 6%, to 1,350 million minutes in 2011 from 1,437 million minutes in 2010. The overall increase in domestic call traffic was due to higher call volumes resulting from unlimited voice offerings and the inclusion of Digitel’s call traffic for the period from October 26, 2011 to December 31, 2011.

Revenues attributable to DMPI’s domestic cellular voice service for the period from October 26, 2011 to December 31, 2011 amounted to Php1,396 million and accounted for 50% of DMPI’s cellular service revenues. DMPI’s domestic inbound and outbound call volumes were 55 million minutes and 2,590 million minutes, respectively, for the period from October 26, 2011 to December 31, 2011.

International voice service revenues decreased by Php1,188 million, or 7%, to Php16,480 million in 2011 from Php17,668 million in 2010, with a decline in international inbound voice service revenues by Php832 million, or 6%, to Php13,906 million in 2011 from Php14,738 million in 2010, as well as a decline in international outbound voice service revenues by Php356 million, or 12%, to Php2,574 million in 2011 from Php2,930 million in 2010. The decline in international voice service revenues was primarily due to a reduction in inbound termination rates, as well as the effect on our dollar-linked revenues of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010, partially offset by the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011. Conversely, international inbound and outbound calls totaled 3,085 million minutes in 2011, an increase of 59 million minutes, or 2%, from 3,026 million minutes in 2010 mainly due to an increase in our cellular subscriber base.

Revenues attributable to DMPI’s international cellular voice service for the period from October 26, 2011 to December 31, 2011 amounted to Php141 million and accounted for 9% of DMPI’s cellular voice service revenues. DMPI’s international inbound and outbound call volumes were 1 million minutes and 35 million minutes, respectively, for the period from October 26, 2011 to December 31, 2011.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, decreased by Php1 million to Php47,235 million in 2011 from Php47,236 million in 2010, primarily due to a decrease in text messaging revenues, partially offset by the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011. Cellular data services accounted for 50% and 49% of our cellular service revenues in 2011 and 2010, respectively.

The following table shows the breakdown of our cellular data service revenues for the years ended December 31, 2011 and 2010:

					Increase (Decrease)
	2011(1)		2010(2)		Amount		%
	(in millions)
Text messaging
Domestic	Php	40,096	Php	41,070	(Php	974)	(2)
Bucket-Priced/Unlimited		23,164		23,836		(672)	(3)
Standard		16,932		17,234		(302)	(2)
International		3,612		3,534		78	2

		43,708		44,604		(896)	(2)

Value-added services
Internet-based(3)		1,707		858		849	99
Pasa Load/Give-a-load(4)		664		483		181	37
SMS-based(5)		652		684		(32)	(5)
MMS-based(6)		458		568		(110)	(19)

		3,481		2,593		888	34

Financial services		46		39		7	18

Total	Php	47,235	Php	47,236	(Php	1)	—

(1)	Includes DMPI’s revenues for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.
(3)

Includes revenues from web-based services such as mobile internet browsing, video streaming and Uzzap, net of allocated discounts and content provider costs. Uzzap is an IP-based messaging service that allows instant messaging, email, SMS, group messages, chatting, etc.

(4)

Includes revenues from Pasa Load and Dial*SOS, net of allocated discounts. Pasa Load/Give-a-load is a service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers. Dial*SOS allows Smart prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up.

(5)	Includes revenues from info-on-demand and voice text services, net of allocated discounts and content provider costs.
(6)

Includes revenues from point-to-point multimedia messaging system, or MMS, and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs.

The following table shows the breakdown of DMPI’s cellular data service revenues for the period from October 26, 2011 to December 31, 2011:

	2011
	(in millions)
Text messaging
Domestic	Php	1,083
Bucket-Priced/Unlimited		678
Standard		405
International		37

		1,120

Value-added services
Internet-based		67
SMS-based		31
MMS-based		1
Give-a-load		1

		100

Total	Php	1,220

Text messaging-related services contributed revenues of Php43,708 million in 2011, a decrease of Php896 million, or 2%, as compared with Php44,604 million in 2010, and accounted for 92% and 94% of our total cellular data service revenues in 2011 and 2010, respectively. The decrease in revenues from text messaging-related services resulted mainly from declining SMS yields. Another factor that contributed to this decline in revenues is the availability of alternative means of communication through social media sites. Text messaging revenues from the various bucket-priced/unlimited plans totaled Php23,164 million in 2011, a decrease of Php672 million, or 3%, as compared with Php23,836 million in 2010, primarily as a result of lower yields. Standard text messaging revenues decreased by Php302 million, or 2%, to Php16,932 million in 2011 from Php17,234 million in 2010, primarily as a result of decreased usage. On the other hand, the increase in international text messaging revenues was mainly due to the growth in international inbound SMS traffic and a higher average yield per international inbound SMS.

DMPI’s text messaging-related revenues contributed Php1,120 million and accounted for 92% of DMPI’s cellular data service revenues for the period from October 26, 2011 to December 31, 2011. Standard text messaging revenues amounted to Php405 million, while text messaging revenues from domestic bucket-priced/unlimited plans contributed Php678 million.

Bucket-priced/unlimited text messages usage increased by 9,954 million, or 3%, to 322,588 million in 2011 from 312,634 million in 2010 mainly due to DMPI’s contribution of 8,235 million bucket-priced/unlimited text messages for the period from October 26, 2011 to December 31, 2011. On the other hand, standard text messages usage declined by 526 million, or 3%, to 17,793 million in 2011 from 18,319 million in 2010. The decline was partly offset by DMPI’s contribution of 367 million standard text messages for the period from October 26, 2011 to December 31, 2011.

VAS contributed revenues of Php3,481 million in 2011, an increase of Php888 million, or 34%, as compared with Php2,593 million in 2010, primarily due to an increase in revenues from internet-based VAS, which increased by Php849 million, or 99%, to Php1,707 million in 2011 from Php858 million in 2010, and Pasa Load/Give-a-load by Php181 million, or 37%, to Php664 million in 2011 from Php483 million in 2010.

Of VAS revenues, DMPI’s VAS revenues amounted to Php100 million and accounted for 8% of DMPI’s cellular data service revenues for the period from October 26, 2011 to December 31, 2011, primarily due to revenue contributions of Php67 million and Php31 million of DMPI’s internet-based and SMS-based VAS, respectively.

Subscriber Base, ARPU and Churn Rates

As at December 31, 2011, Smart, including Talk ‘N Text, Red Mobile and Sun Cellular subscribers, totaled 63,696,629, an increase of 18,060,621, or 40%, over their combined cellular subscriber base of 45,636,008 as at December 31, 2010. Our cellular prepaid subscriber base grew by 16,578,359, or 37%, to 61,792,792 as at December 31, 2011 from 45,214,433 as at December 31, 2010, and our cellular postpaid subscriber base increased by 1,482,262, or 352%, to 1,903,837 as at December 31, 2011 from 421,575 as at December 31, 2010. The significant increase in subscriber base was primarily due to the inclusion of DMPI’s prepaid and postpaid subscribers of 13,314,096 and 1,353,089, respectively, as at December 31, 2011. Prepaid subscribers accounted for 97% and 99% of our total subscriber base as at December 31, 2011 and 2010, respectively.

Our net subscriber activations for the years ended December 31, 2011 and 2010 were as follows:

			Increase (Decrease)
	2011	2010	Amount	%

Prepaid	3,264,263	4,321,335	(1,057,072)	(24)
Smart Prepaid	1,279,694	1,530,629	(250,935)	(16)
Talk ’N Text	1,499,794	1,916,668	(416,874)	(22)
Red Mobile	484,775	874,038	(389,263)	(45)

Postpaid	129,173	(13,968)	143,141	1,025
Smart	128,910	(13,968)	142,878	1,023
Red Mobile(1)	263	—	263	100

Total	3,393,436	4,307,367	(913,931)	(21)

(1)	Red Mobile postpaid was launched on March 17, 2011.

Our quarterly net subscriber activations (reductions) over the eight quarters in 2011 and 2010 were as follows:

	2011				2010
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Prepaid	1,011,692	1,178,072	(144,404)	1,218,903	1,868,812	2,144,244	(1,212,389)	1,520,668
Smart Prepaid	441,647	344,695	49,479	443,873	1,271,132	730,346	(588,862)	118,013
Talk ‘N Text	433,157	376,960	(254,815)	944,492	394,984	562,375	128,786	830,523
Red Mobile	136,888	456,417	60,932	(169,462)	202,696	851,523	(752,313)	572,132

Postpaid	8,985	(224)	46,832	73,580	9,870	(5,569)	(21,266)	2,997
Smart	8,835	(658)	46,992	73,741	9,870	(5,569)	(21,266)	2,997
Red Mobile	150	434	(160)	(161)	—	—	—	—

Total	1,020,677	1,177,848	(97,572)	1,292,483	1,878,682	2,138,675	(1,233,655)	1,523,665

Prepaid and postpaid subscribers reflected net activations of 3,264,263 and 129,173 subscribers, respectively, in 2011 as compared with net activations of 4,321,335 and net reductions of 13,968 in 2010. Sun Cellular’s prepaid and postpaid subscribers reflected net activations of 338,759 and 49,697 subscribers, respectively, for the period from October 26, 2011 to December 31, 2011, which are not included in the net activation presented in the table above.

For Smart Prepaid subscribers, the average monthly churn rate in 2011 and 2010 were 5.1% and 5.0%, respectively, while the average monthly churn rate for Talk ’N Text subscribers were 5.5% and 5.3% in 2011 and 2010, respectively. The average monthly churn rate for Red Mobile prepaid subscribers were 17.4% and 26.9% in 2011 and 2010, respectively.

The average monthly churn rate for Smart’s postpaid subscribers were 2.1% and 2.4% for 2011 and 2010, respectively. Smart’s policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or if the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is temporarily disconnected. If the account is not settled within 30 days from temporary disconnection, the account is then considered as churned. From the time that temporary disconnection is initiated, a series of collection activities is implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2011 and 2010:

	Gross(1)				Increase (Decrease)			Net(2)				Increase (Decrease)
	2011		2010		Amount		%	2011		2010		Amount	%

Prepaid
Smart Prepaid	Php	198	Php	220	(Php	22)	(10)	Php	173	Php	193	(20)	(10)
Talk ’N Text		124		139		(15)	(11)		109		122	(13)	(11)
Red Mobile		38		11		27	245		33		9	24	267
Prepaid – Blended(4)		162		183		(21)	(11)		142		161	(19)	(12)
Postpaid
Smart Postpaid		1,548		1,678		(130)	(8)		1,511		1,638	(127)	(8)
Red Mobile(5)		373		—		373	100		373		—	373	100
Postpaid – Blended(6)		1,548		1,678		(130)	(8)		1,510		1,638	(128)	(8)
Prepaid and Postpaid Blended(7)		175		198		(23)	(12)		155		175	(20)	(11)

Sun Cellular’s average monthly cellular ARPUs for the period from October 26, 2011 to December 31, 2011 were as follows:

	Gross(1)		Net(2)

Sun Cellular(3)
Prepaid	Php	75	Php	65
Postpaid		450		447

(1)

Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, by the average number of subscribers in the month. Net monthly ARPUs in 2010 have been restated to reflect the change in the presentation of our outbound revenues.

(3)

Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of the Digitel Group.

(4)	The average monthly ARPU of Smart Prepaid, Talk ’N Text and Red Mobile.
(5)	Red Mobile postpaid was launched on March 17, 2011.
(6)	The average monthly ARPU of Smart and Red Mobile postpaid.
(7)	The average monthly ARPU of all prepaid and postpaid cellular subscribers except for Sun Cellular subscribers.

Prepaid service revenues consist mainly of charges for the subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU in 2011 was Php162, a decrease of 11%, as compared with Php183 in 2010. The decrease was primarily due to a decline in the average domestic outbound call and text messaging revenue per subscriber, as well as a drop in the average international inbound voice revenue per subscriber in 2011 as compared with 2010. On a net basis, prepaid blended average monthly ARPU in 2011 was Php142, a decrease of 12%, as compared with Php161 in 2010.

Postpaid blended gross and net average monthly ARPU decreased to Php1,548 and Php1,510, respectively, in 2011 as compared with Php1,678 and Php1,638, respectively, in 2010. Prepaid and postpaid gross average monthly blended ARPU was Php175 in 2011, a decrease of 12%, as compared with Php198 in 2010. Likewise, the net average monthly prepaid and postpaid blended ARPU decreased by 11% to Php155 in 2011 from Php175 in 2010.

Sun Cellular’s prepaid gross and net average monthly ARPU for the period from October 26, 2011 to December 31, 2011 were Php75 and Php65, respectively, while postpaid gross and net average monthly ARPU for the period from October 26, 2011 to December 31, 2011 were Php450 and Php447, respectively.

Our average monthly prepaid and postpaid ARPUs per quarter in 2011 and 2010 were as follows:

	Prepaid												Postpaid
	Smart Prepaid				Talk ’N Text				Red Mobile				Smart				Red Mobile(1)
	Gross(2)		Net(3)		Gross(2)		Net(3)		Gross(2)		Net(3)		Gross(2)		Net(3)		Gross(2)		Net(3)

2011
First Quarter	Php	205	Php	180	Php	129	Php	113	Php	32	Php	28	Php	1,610	Php	1,557	Php	133	Php	133
Second Quarter		203		179		126		111		43		38		1,638		1,576		413		413
Third Quarter		188		166		117		103		39		33		1,494		1,430		431		431
Fourth Quarter		194		166		124		109		39		34		1,452		1,480		355		355

2010
First Quarter		232		204		140		122		11		9		1,686		1,666		—		—
Second Quarter		224		197		141		123		4		4		1,665		1,627		—		—
Third Quarter		207		181		135		118		6		5		1,661		1,614		—		—
Fourth Quarter		215		189		140		123		22		19		1,702		1,646		—		—

(1)	Red Mobile postpaid was launched on March 17, 2011.
(2)	Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.
(3)

Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter. Net monthly ARPUs in 2010 have been restated to reflect the change in the presentation of our outbound revenues, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements in Item 18.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php517 million, or 8%, to Php6,804 million in 2011 from Php6,287 million in 2010, primarily due to the 53% growth in broadband subscriber base and as a result of the inclusion of DMPI’s revenues for the period from October 26, 2011 to December 31, 2011 of Php290 million, partially offset by a decline in ARPU.

SBI and Sun Broadband Wireless, DMPI’s broadband service, offer a number of wireless broadband services and had a total of 2,068,409 subscribers as at December 31, 2011, an increase of 712,432 subscribers, or 53%, as compared with 1,355,977 subscribers as at December 31, 2010, primarily due to the inclusion of DMPI’s prepaid and postpaid broadband subscribers of 200,972 and 251,084, respectively, as at December 31, 2011. Our postpaid wireless broadband subscriber base increased by 274,660 subscribers, or 64%, to 705,417 subscribers as at December 31, 2011 from 430,757 subscribers as at December 31, 2010, while our prepaid wireless broadband subscriber base increased by 437,772 subscribers, or 47%, to 1,362,992 subscribers as at December 31, 2011 from 925,220 subscribers as at December 31, 2010.

Smart Bro, SBI’s wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.

SBI offers mobile internet access through Smart Bro Plug-It, a wireless modem and Smart Bro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time. Both provide instant connectivity in places where there is Smart network coverage. Smart Bro Plug-It and Smart Bro Pocket Wifi are available in both postpaid and prepaid variants, with prepaid offering 30-minute internet access for every Php10 worth of load. SBI also offers unlimited internet surfing with Unli Surf200, Unli Surf100 and Unli Surf50 for Smart Bro Plug-It and Pocket Wifi Prepaid subscribers with specific internet usage needs. We also have an additional array of load packages that offer per minute-based charging and longer validity periods.

DMPI’s Sun Broadband Wireless service offers internet users an affordable high-speed broadband wireless service utilizing advanced 3.5G HSPA technology on an all-IP network. Sun Broadband Wireless has plans and offerings ranging from Php350 to Php1,495 with speeds of up to 2 Mbps.

Smart Bro WiMAX service is available in Metro Manila and selected key cities in Visayas and Mindanao. WiMAX, which stands for Worldwide Interoperability for Microwave Access, is a wide area network technology that allows for a more efficient radio-band usage, improved interference avoidance and higher data rates over a longer distance. WiMAX unlimited broadband usage is available under Plan 799 and Plan 999 with burst speeds of 512 kbps up to 1 Mbps, respectively.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php597 million, or 27%, to Php1,620 million in 2011 from Php2,217 million in 2010, primarily due to the sale of Mabuhay Satellite’s transponders on July 1, 2010 and the effect of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues increased by Php112 million, or 8%, to Php1,469 million in 2011 as compared with Php1,357 million in 2010, primarily due to the effect of the inclusion of DMPI’s non-service revenues of Php86 million for the period from October 26, 2011 to December 31, 2011, as well as the increase in cellular handset/SIM-pack activations, partially offset by a lower quantity of broadband data modems sold.

Expenses

Expenses associated with our wireless business in 2011, which includes DMPI’s expenses of Php3,083 million, amounted to Php71,049 million, an increase of Php11,242 million, or 19%, from Php59,807 million in 2010. A significant portion of this increase was attributable to higher expenses related to asset impairment, as well as higher selling and promotions, depreciation and amortization, cost of sales, repairs and maintenance, and taxes and licenses, partially offset by lower expenses related to compensation and employee benefits, rent and interconnection costs. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 69% and 57% in 2011 and 2010, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2011 and 2010 and the percentage of each expense item in relation to the total:

							Increase (Decrease)
	2011(1)%			2010(2)%			Amount		%
	(in millions)

Depreciation and amortization	Php	14,295	20	Php	13,243	22	Php	1,052	8
Interconnection costs		9,604	14		10,194	17		(590)	(6)
Asset impairment		9,197	13		824	1		8,373	1,016
Rent		8,251	12		9,038	15		(787)	(9)
Selling and promotions		6,144	9		3,809	6		2,335	61
Repairs and maintenance		5,643	8		5,058	9		585	12
Compensation and employee benefits(3)		5,248	7		6,385	11		(1,137)	(18)
Cost of sales		4,267	6		3,587	6		680	19
Professional and other contracted services		3,176	5		3,104	5		72	2
Taxes and licenses		2,233	3		1,681	3		552	33
Communication, training and travel		1,022	1		946	2		76	8
Insurance and security services		847	1		831	1		16	2
Amortization of intangible assets		108	—		134	—		(26)	(19)
Other expenses		1,014	1		973	2		41	4

Total	Php	71,049	100	Php	59,807	100	Php	11,242	19

(1)	Includes DMPI’s expenses for the period from October 26, 2011 to December 31, 2011.
(2)

The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information”, section and the transfer of PCEV from Wireless to Others’ business segment, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

(3)	Includes salaries and employee benefits, LTIP, pension and manpower rightsizing program, or MRP, costs.

The following table summarizes the breakdown of DMPI’s wireless-related expenses for the period from October 26, 2011 to December 31, 2011 and the percentage of each expense item in relation to the total:

	2011		%
	(in millions)

Depreciation and amortization	Php	907	29
Interconnection costs		425	14
Cost of sales		412	13
Repairs and maintenance		398	13
Selling and promotions		278	9
Compensation and employee benefits		219	7
Rent		199	7
Professional and other contracted services		74	2
Taxes and licenses		64	2
Communication, training and travel		48	2
Asset impairment		37	1
Insurance and security services		8	—
Other expenses		14	1

Total	Php	3,083	100

Depreciation and amortization charges increased by Php1,052 million, or 8%, to Php14,295 million on account of higher depreciation charges on cellular network facilities, business and operations support systems and the inclusion of DMPI’s depreciation and amortization expenses for the period from October 26, 2011 to December 31, 2011.

Interconnection costs decreased by Php590 million, or 6%, to Php9,604 million primarily due to an increase in inter-operator rebates and a decrease in interconnection charges for domestic and international calls and roaming SMS, partially offset by the inclusion of DMPI’s interconnection costs for the period from October 26, 2011 to December 31, 2011.

Asset impairment increased by Php8,373 million to Php9,197 million primarily due to impairment charges on certain network equipment and facilities covered by the network modernization program undertaken by Smart and higher provision for inventory obsolescence, partly offset by lower provision for uncollectible receivables.

Rent expenses decreased by Php787 million, or 9%, to Php8,251 million primarily due to lower domestic fiber optic network, or DFON, charges as a result of lower rental rates and a decrease in satellite and building rental, partially offset by the increase in cell site, leased line and pole charges and the inclusion of DMPI’s rent expenses for the period from October 26, 2011 to December 31, 2011. In 2011, we had 10,482 cell sites, 14,879 cellular/mobile broadband base stations and 4,918 fixed wireless broadband-enabled base stations, which includes DMPI’s 4,414 cell sites, 4,376 cellular/mobile broadband base stations and 2,132 fixed wireless broadband-enabled base stations, as compared with 6,037 cell sites, 10,316 cellular/mobile broadband base stations and 2,519 fixed wireless broadband-enabled base stations in 2010.

Selling and promotion expenses increased by Php2,335 million, or 61%, to Php6,144 million primarily due to the inclusion of DMPI’s selling and promotions expense for the period from October 26, 2011 to December 31, 2011 and higher spending on advertising and promotional campaigns, commissions and public relations expenses.

Repairs and maintenance expenses increased by Php585 million, or 12%, to Php5,643 million mainly due to the inclusion of DMPI’s repairs and maintenance expense for the period from October 26, 2011 to December 31, 2011, higher electricity and fuel costs for power generation, as well as higher expenses related to computer hardware and other work equipment, partly offset by lower maintenance charges for cellular and broadband network facilities, and computer software.

Compensation and employee benefits expenses decreased by Php1,137 million, or 18%, to Php5,248 million primarily due to lower LTIP, salaries and employee benefits, and lower MRP costs, partially offset by the inclusion of DMPI’s compensation and employee benefit expenses for the period from October 26, 2011 to December 31, 2011 and higher provision for pension benefits. Employee headcount increased to 8,043 as at December 31, 2011 as compared with 5,165 as at December 31, 2010, primarily due to the inclusion of DMPI’s headcount of 2,782 as at December 31, 2011.

Cost of sales increased by Php680 million, or 19%, to Php4,267 million primarily due to the inclusion of DMPI’s cost of sales for the period from October 26, 2011 to December 31, 2011 and higher cellular activation and broadband retention cost, partly offset by lower quantity and average cost of broadband modems sold.

Professional and other contracted service fees increased by Php72 million, or 2%, to Php3,176 million primarily due to the increase in consultancy, contracted service, outsourced service, and market research fees, and the inclusion of DMPI’s professional and other contracted service fees for the period from October 26, 2011 to December 31, 2011, partly offset by lower management, customer relationship management service, technical and legal services, and other professional service fees.

Taxes and licenses increased by Php552 million, or 33%, to Php2,233 million primarily due to higher business-related taxes and the inclusion of DMPI’s taxes and licenses for the period from October 26, 2011 to December 31, 2011.

Communication, training and travel expenses increased by Php76 million, or 8%, to Php1,022 million primarily due to higher courier charges, travel expenses, fuel consumption for vehicles, and the inclusion of DMPI’s communication, training and travel expenses for the period from October 26, 2011 to December 31, 2011 partially offset by lower communication, training, and freight and hauling expenses.

Insurance and security services increased by Php16 million, or 2%, to Php847 million primarily due to higher site security expense, and the inclusion of DMPI’s insurance and security expenses for the period from October 26, 2011 to December 31, 2011, partially offset by lower insurance premiums.

Amortization of intangible assets decreased by Php26 million, or 19%, to Php108 million primarily due to the amortization of intangible assets relating to the acquisition of Chikka in 2010.

Other expenses increased by Php41 million, or 4%, to Php1,014 million primarily due to higher various business and operational-related expenses and the inclusion of DMPI’s other operational expenses for the period from October 26, 2011 to December 31, 2011.

Other Expenses

The following table summarizes the breakdown of our total wireless-related other expenses for the years ended December 31, 2011 and 2010:

					Change
	2011		2010(1)		Amount		%
	(in millions)
Other Income (Expenses):
Interest income	Php	677	Php	551	Php	126	23
Gains (losses) on derivative financial instruments – net		(10)		3		(13)	(433)
Equity share in net losses of associates		(115)		(7)		(108)	1,543
Foreign exchange gains (losses) – net		(720)		888		(1,608)	(181)
Financing costs – net		(2,744)		(2,681)		(63)	2
Others		1,218		1,110		108	10

Total	(Php	1,694)	(Php	136)	(Php	1,558)	1,146

(1)

The 2010 other income and expenses have been restated to reflect the transfer of PCEV from Wireless to Others’ business segment, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Our wireless business’ other expenses amounted to Php1,694 million in 2011, which includes other expenses from DMPI amounting to Php764 million for the period from October 26, 2011 to December 31, 2011, an increase of Php1,558 million from Php136 million in 2010, primarily due to the combined effects of the following: (i) net foreign exchange losses of Php720 million in 2011 as against net foreign exchange gains of Php888 million in 2010 on account of revaluation of foreign currency-denominated assets and liabilities due to the inclusion of losses on revaluation of dollar-denominated net liabilities of DMPI for the period from October 26, 2011 to December 31, 2011, and lower level of appreciation of the Philippine peso to the U.S. dollar; (ii) increase in equity share in net losses of associates by Php108 million; (iii) higher net financing costs by Php63 million primarily due to higher accretion on financial liabilities and financing charges, and a decrease in capitalized interest, partly offset by lower interest on loans and other related items on account of Smart’s lower average level of loan balances, and lower average interest and foreign exchange rates; (iv) an increase in interest income by Php126 million mainly due to a higher average level of peso and dollar short-term investments and a higher average interest rate in 2011; and (v) an increase in other income by Php108 million mainly due to reversal of prior year’s accrual of LTIP, partially offset by lower rental and consultancy income, and lower gains on disposal of fixed assets and insurance claims.

Provision for Income Tax

Provision for income tax decreased by Php2,984 million, or 26%, to Php8,429 million in 2011 from Php11,413 million in 2010, primarily due to lower taxable income and increased savings from the use of the optional standard deduction method in computing taxable income. The effective tax rate for our wireless business was 27% and 25% in 2011 and 2010, respectively.

Net Income

As a result of the foregoing, our wireless business recorded a net income of Php22,366 million in 2011, including a net of loss from DMPI of Php405 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php11,659 million, or 34%, from Php34,025 million recorded in 2010.

Adjusted EBITDA

As a result of the foregoing, our wireless business’ adjusted EBITDA decreased by Php3,571 million, or 6%, to Php55,393 million in 2011, which includes adjusted EBITDA from DMPI of Php1,137 million for the period from October 26, 2011 to December 31, 2011, from Php58,964 million in 2010.

Core Income

Our wireless business’ core income decreased by Php3,449 million, or 10%, to Php29,903 million in 2011, which includes core income from DMPI amounting to Php154 million for the period from October 26, 2011 to December 31, 2011, from Php33,352 million in 2010 on account of an increase in wireless-related expenses, lower wireless revenues and higher other expenses, partially offset by lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php60,006 million in 2011, including revenues from Digitel of Php706 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php152 million from Php60,158 million in 2010.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2011 and 2010 by service segment:

							Increase (Decrease)
	2011(1)%			2010(2)%			Amount		%
	(in millions)

Service Revenues:
Local exchange	Php	15,108	25	Php	15,342	25	(Php	234)	(2)
International long distance		11,243	19		11,112	18		131	1
National long distance		5,525	9		6,487	11		(962)	(15)
Data and other network		24,093	40		22,785	38		1,308	6
Miscellaneous		2,816	5		3,399	6		(583)	(17)

		58,785	98		59,125	98		(340)	(1)
Non-Service Revenues:
Sale of computers, phone units and SIM cards		1,221	2		1,033	2		188	18

Total Fixed Line Revenues	Php	60,006	100	Php	60,158	100	(Php	152)	—

(1)	Includes Digitel’s revenues for the period from October 26, 2011 to December 31, 2011.
(2)

The 2010 revenues have been restated to reflect the change in the presentation of our outbound revenues and the inclusion of the ICT business group in our fixed line business, as discussed in the “Presentation of Financial Presentation” section.

The following table summarizes the revenue contribution of Digitel to our fixed line business for the period from October 26, 2011 to December 31, 2011 by service segment:

	2011		%
	(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	Php	178	25
International long distance		239	34
National long distance		68	10
Data and other network		221	31

Total Fixed Line Revenues		706	100

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues decreased by Php340 million, or 1%, to Php58,785 million in 2011, which includes service revenues from Digitel amounting to Php706 million for the period from October 26, 2011 to December 31, 2011, from Php59,125 million in 2010 due to decreases in revenues from our national long distance, local exchange, and miscellaneous services, partially offset by increases in the revenue contribution of our data and other network, and international long distance services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2011 and 2010:

					Increase (Decrease)
	2011(1)		2010(2)		Amount		%

Total local exchange service revenues (in millions)	Php	15,108	Php	15,342	(Php	234)	(2)
Number of fixed line subscribers		2,166,295		1,822,105		344,190	19
Postpaid		2,029,359		1,703,998		325,361	19
Prepaid		136,936		118,107		18,829	16
Number of fixed line employees		9,072		7,395		1,677	23
Number of fixed line subscribers per employee		239		246		(7)	(3)

(1)	Includes Digitel’s revenues, subscriber base and employee headcount as at and for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

The following table summarizes the key measures of Digitel’s local exchange service business as at December 31, 2011 and for the period from October 26, 2011 to December 31, 2011:

	2011

Total local exchange service revenues (in millions)	Php	178
Number of fixed line subscribers		296,395
Postpaid		248,648
Prepaid		47,747
Number of fixed line employees		1,586
Number of fixed line subscribers per employee		187

Revenues from our local exchange service decreased by Php234 million, or 2%, to Php15,108 million in 2011 from Php15,342 million in 2010, primarily due to a decrease in ARPU on account of lower fixed rates due to the increase in demand for bundled voice and data services and a decrease in installation charges, partially offset by the increase in postpaid wired and PLP lines and the effect of the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011. PLP wireless service allows subscribers to bring the telephone set anywhere within the home zone area and is available on postpaid and prepaid variants. Similar to our PLP wireless service, Digitel’s SunTel wireless landline offers unlimited landline to landline calls with the convenience of limited mobility. The percentage contribution of local exchange revenues to our total fixed line service revenues accounted for 26% in each of 2011 and 2010.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2011 and 2010:

					Increase (Decrease)
	2011(1)		2010(2)		Amount		%

Total international long distance service revenues (in millions)	Php	11,243	Php	11,112	Php	131	1
Inbound		10,217		9,851		366	4
Outbound		1,026		1,261		(235)	(19)

International call volumes (in million minutes, except call ratio)		1,939		1,714		225	13
Inbound		1,765		1,515		250	17
Outbound		174		199		(25)	(13)
Inbound-outbound call ratio		10.1:1		7.6:1		—	—

(1)	Includes Digitel’s revenues of Php239 million and call volumes of 58 million minutes for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

Our total international long distance service revenues increased by Php131 million, or 1%, to Php11,243 million in 2011, which includes revenues from Digitel amounting to Php239 million for the period from October 26, 2011 to December 31, 2011, from Php11,112 million in 2010, primarily due to the increase in inbound call traffic volumes, partially offset by the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010 and the decrease in outbound call volumes. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 19% in each of 2011 and 2010.

Our revenues from inbound international long distance service increased by Php366 million, or 4%, to Php10,217 million in 2011 from Php9,851 million in 2010 due to an increase in inbound call volumes and increase in the average settlement rate, as well as the inclusion of Digitel’s inbound international long distance service revenues of Php234 million for the period from October 26, 2011 to December 31, 2011, partially offset by the unfavorable effect on our inbound revenues of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar.

Our revenues from outbound international long distance service decreased by Php235 million, or 19%, to Php1,026 million in 2011 from Php1,261 million in 2010, primarily due to the decline in outbound call volumes, the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010, resulting in a decrease in the average billing rates to Php43.34 in 2011 from Php45.31 in 2010 and decrease in average collection rate in dollar terms.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2011 and 2010:

					Decrease
	2011(1)		2010(2)		Amount		%

Total national long distance service revenues (in millions)	Php	5,525	Php	6,487	(Php	962)	(15)
National long distance call volumes (in million minutes)		1,040		1,290		(250)	(19)

(1)	Includes Digitel’s revenues of Php68 million and call volumes of 18 million minutes for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

Our national long distance service revenues decreased by Php962 million, or 15%, to Php5,525 million in 2011 from Php6,487 million in 2010, primarily due to a decrease in call volumes, partially offset by the inclusion of Digitel’s national long distance service revenues for the period from October 26, 2011 to December 31, 2011 and an increase in the average revenue per minute of our national long distance services due to the cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues accounted for 9% and 11% in 2011 and 2010, respectively.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2011 and 2010:

					Increase (Decrease)
	2011(1)		2010(2)		Amount		%

Data and other network service revenues (in millions)	Php	24,093	Php	22,785	Php	1,308	6
Domestic		16,647		15,646		1,001	6
Broadband		9,940		8,511		1,429	17
DSL		9,664		8,263		1,401	17
WeRoam		276		248		28	11
Leased Lines and Others		6,707		7,135		(428)	(6)

International
Leased Lines and Others		6,310		6,241		69	1

VitroTM Data Center		1,136		898		238	27

Subscriber base
Broadband		859,960		665,027		194,933	29
DSL		842,273		643,048		199,225	31
WeRoam		17,687		21,979		(4,292)	(20)
SWUP		20,153		15,641		4,512	29

(1)	Includes Digitel’s revenues and subscriber base as at December 31, 2011 and for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

The following table shows Digitel’s contribution to our data and other network service revenues and subscriber base as at December 31, 2011 and for the period from October 26, 2011 to December 31, 2011:

	2011

Data and other network service revenues (in millions)	Php	221
Domestic		215
Broadband – Sun DSL		132
Leased Lines and Others		83

International
Leased Lines and Others		6

DSL Subscriber base		99,367

Our data and other network services posted revenues of Php24,093 million in 2011, which includes revenues from Digitel of Php221 million for the period from October 26, 2011 to December 31, 2011, an increase of Php1,308 million, or 6%, from Php22,785 million in 2010, primarily due to higher revenues from PLDT DSL, an increase in international data revenues primarily due to higher revenues from Fibernet and ISDN, and the inclusion of Digitel’s data and other network service revenues for the period from October 26, 2011 to December 31, 2011, partially offset by a decrease in domestic leased line revenues resulting from the lower revenue contribution of Diginet, our domestic leased private line service. The percentage contribution of this service segment to our fixed line service revenues was 41% and 38% in 2011 and 2010, respectively.

Domestic

Domestic data services contributed Php16,647 million in 2011, an increase of Php1,001 million, or 6%, as compared with Php15,646 million in 2010 mainly due to higher DSL revenues, internet protocol-virtual private network, or IP-VPN, and Shops.Work Unplugged, or SWUP, subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring, outsourcing services increased and the inclusion of Digitel’s domestic data revenues of Php215 million for the period from October 26, 2011 to December 31, 2011, partially offset by lower Diginet revenues. The percentage contribution of domestic data service revenues to total data and other network services accounted for 69% in each of 2011 and 2010.

Broadband

Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and PLDT WeRoam, our mobile broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA/HSPA+ and WiFi technologies). Broadband data revenue was Php9,940 million in 2011, including Digitel’s broadband data revenues of Php132 million for the period from October 26, 2011 to December 31, 2011, an increase of Php1,429 million, or 17%, from Php8,511 million in 2010, primarily due to the higher revenue contribution of DSL which contributed revenues of Php9,664 million in 2011 from Php8,263 million in 2010 as a result of the increase in the number of subscribers by 31% to 842,273 subscribers as at December 31, 2011 from 643,048 subscribers in 2010, including Digitel’s DSL subscriber base of 99,367 as at December 31, 2011. DSL revenues accounted for 40% and 37% of total data and other network service revenues in 2011 and 2010, respectively. WeRoam revenues amounted to Php276 million in 2011, an increase of Php28 million, or 11%, from Php248 million in 2010 in contrast to a decrease in subscriber base by 20% to 17,687 subscribers in 2011 from 21,979 subscribers in 2010.

Leased Lines and Others

Leased lines and other data services include: (i) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (ii) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (iii) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (iv) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (v) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2011, SWUP has a total subscriber base of 20,153 up by 29% from 15,641 subscribers in 2010. Leased lines and other data revenues amounted to Php6,707 million in 2011, a decrease of Php428 million, or 6%, from Php7,135 million in 2010, primarily due to a decrease in Diginet revenues, partially offset by the inclusion of Digitel’s leased line data revenues of Php83 million for the period from October 26, 2011 to December 31, 2011, and higher revenues from IP-VPN and SWUP. The percentage contribution of leased lines and other data service revenues to the total data and other network services accounted for 28% and 31% in 2011 and 2010, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies. International data service revenues increased by Php69 million, or 1%, to Php6,310 million in 2011 from Php6,241 million in 2010, primarily resulting from the growth in international managed data services, higher Fibernet and ISDN revenues, and the effect of the inclusion of Digitel’s international leased line data revenues of Php6 million for the period from October 26, 2011 to December 31, 2011, partially offset by the termination of transponder sub-lease agreement with customers, a decrease in revenues from i-Gate and various global service providers, and the unfavorable effect of the appreciation of the Philippine peso relative to the U.S. dollar. The percentage contribution of international data service revenues to total data and other network service revenues accounted for 26% and 27% in 2011 and 2010, respectively.

VitroTM Data Center

VitroTM data center provides co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Revenues from this service increased by Php238 million, or 27%, to Php1,136 million in 2011 from Php898 million in 2010 mainly due to higher co-location and managed services.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental and facilities management fees, internet and online gaming, and directory advertising. These service revenues decreased by Php583 million, or 17%, to Php2,816 million in 2011 from Php3,399 million in 2010 mainly due to a decrease in internet and online gaming revenues as a result of the disposal of investments in Digital Paradise and Level Up!, as well as lower rental and facilities management fees, and directory advertising, partially offset by the effect of the inclusion in the consolidation of the financial results of ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% effective August 24, 2011), and the revenue contribution of PGNL, the exclusive distributor and licensee of the programs, shows, films and channels of TV5 abroad, and distributes these media content via syndication and via its international linear channels. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 5% and 6% in 2011 and 2010, respectively.

Non-service Revenues

Non-service revenues increased by Php188 million, or 18%, to Php1,221 million in 2011 from Php1,033 million in 2010, primarily due to the sale of several managed PABX and OnCall solution in 2011, no similar transactions were recognized in 2010, as well as higher computer-bundled sales, partially offset by lower sale of PLP units and SIM cards.

Expenses

Expenses related to our fixed line business totaled Php50,620 million in 2011, which includes expenses from Digitel amounting to Php726 million for the period from October 26, 2011 to December 31, 2011, an increase of Php377 million, or 1%, as compared with Php50,243 million in 2010. The increase was primarily due to higher expenses related to professional and other contracted services, depreciation and amortization, interconnection costs, taxes and licenses, asset impairment, repairs and maintenance, and selling and promotions, partly offset by lower expenses related to compensation and employee benefits, and rent. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 84% in each of 2011 and 2010.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2011 and 2010 and the percentage of each expense item to the total:

							Increase (Decrease)
	2011(1)%			2010(2)%			Amount		%
	(in millions)

Depreciation and amortization	Php	13,244	26	Php	12,638	25	Php	606	5
Compensation and employee benefits(3)		9,855	20		12,770	25		(2,915)	(23)
Interconnection costs		8,471	17		7,947	16		524	7
Repairs and maintenance		5,116	10		4,886	10		230	5
Professional and other contracted services		4,043	8		3,297	7		746	23
Rent		2,689	5		2,762	5		(73)	(3)
Selling and promotions		1,665	3		1,439	3		226	16
Taxes and licenses		1,319	3		825	2		494	60
Cost of sales		1,178	2		1,184	2		(6)	(1)
Asset impairment		1,003	2		596	1		407	68
Communication, training and travel		780	2		754	2		26	3
Insurance and security services		577	1		454	1		123	27
Amortization of intangible assets		32	—		29	—		3	10
Other expenses		648	1		662	1		(14)	(2)

Total	Php	50,620	100	Php	50,243	100	Php	377	1

(1)	Includes Digitel’s expenses for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.
(3)	Includes salaries and employee benefits, LTIP, pension and MRP costs.

The following table summarizes the breakdown of Digitel’s fixed line-related expenses for the period from October 26, 2011 to December 31, 2011 and the percentage of each expense item to the total:

	2011		%
	(in millions)

Repairs and maintenance	Php	184	25
Rent		89	12
Depreciation and amortization		88	12
Compensation and employee benefits		84	12
Taxes and licenses		68	9
Interconnection costs		65	9
Professional and other contracted services		35	5
Communication, training and travel		32	4
Selling and promotions		25	4
Cost of Sales		20	3
Insurance and security services		14	2
Asset impairment		10	1
Other expenses		12	2

Total	Php	726	100

Depreciation and amortization charges increased by Php606 million, or 5%, to Php13,244 million as compared with 2010 due to a higher depreciable asset base and the effect of the inclusion of Digitel’s depreciation and amortization expenses for the period from October 26, 2011 to December 31, 2011.

Compensation and employee benefits expenses decreased by Php2,915 million, or 23%, to Php9,855 million primarily due to lower MRP and reversal of LTIP costs, lower salaries and employee benefits, and pension costs, partially offset by the effect of the inclusion of Digitel’s compensation and employee benefits expenses for the period from October 26, 2011 to December 31, 2011. Conversely, employee headcount increased to 11,409 in 2011 as compared with 9,572 in 2010 mainly due to Digitel’s headcount of 1,586.

Interconnection costs increased by Php524 million, or 7%, to Php8,471 million primarily due to higher international received paid calls that terminated to other domestic carriers, as well as higher settlement to various foreign administrations.

Repairs and maintenance expenses increased by Php230 million, or 5%, to Php5,116 million primarily due to higher maintenance costs of central office/telecom equipment, site electricity charges and fuel consumption cost, and the effect of the inclusion of Digitel’s repairs and maintenance expenses for the period from October 26, 2011 to December 31, 2011, partially offset by lower office electricity charges, maintenance costs on IT hardware and software, and buildings.

Professional and other contracted service expenses increased by Php746 million, or 23%, to Php4,043 million primarily due to higher consultancy and contracted services in relation with the acquisition of Digitel, and customer relationship management service fees, and the effect of the inclusion of Digitel’s professional and other contracted fees for the period from October 26, 2011 to December 31, 2011, partially offset by lower legal fees and outsource cost.

Rent expenses decreased by Php73 million, or 3%, to Php2,689 million due to a decrease in satellite link, site and pole rental charges, partially offset by an increase in leased circuits and office building rental charges and the effect of the inclusion of Digitel’s rent expenses for the period from October 26, 2011 to December 31, 2011.

Selling and promotion expenses increased by Php226 million, or 16%, to Php1,665 million primarily due to higher public relations expenses, as well as higher spending on advertising and promotions, and public relations and commission expenses and the effect of the inclusion of Digitel’s selling and promotions expenses for the period from October 26, 2011 to December 31, 2011.

Taxes and licenses increased by Php494 million, or 60%, to Php1,319 million as a result of higher business-related taxes and the effect of the inclusion of Digitel’s taxes and licenses for the period from October 26, 2011 to December 31, 2011.

Cost of sales decreased by Php6 million, or 1%, to Php1,178 million primarily due to lower sales of PLP units and SIM cards, partially offset by the sale of several managed PABX and OnCall solutions in 2011; no similar transactions were recognized in 2010, as well as higher computer-bundled sales in relation to our DSL promotions.

Asset impairment increased by Php407 million, or 68%, to Php1,003 million mainly due to higher provision for uncollectible receivables and the effect of the inclusion of Digitel’s provision for uncollectible receivables for the period from October 26, 2011 to December 31, 2011, partially offset by lower impairment charges on payphone assets and investment in 2010.

Communication, training and travel expenses increased by Php26 million, or 3%, to Php780 million mainly due to the effect of the inclusion of Digitel’s communication, training and travel expenses for the period from October 26, 2011 to December 31, 2011 and increases in foreign travel expenses, mailing and courier charges, and fuel consumption, partially offset by lower training and local travel expenses, and communication charges.

Insurance and security services increased by Php123 million, or 27%, to Php577 million primarily due to higher insurance and bond premiums, security services and the effect of the inclusion of Digitel’s insurance and security expenses for the period from October 26, 2011 to December 31, 2011.

Amortization of intangible assets increased by Php3 million, or 10%, Php32 million primarily due to amortization of intangible assets related to PLDT’s acquisition of the customer list of PDSI and Infocom in 2011.

Other expenses decreased by Php14 million, or 2%, to Php648 million primarily due to lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the years ended December 31, 2011 and 2010:

					Change
	2011		2010		Amount		%
	(in millions)

Other Income (Expenses):
Interest income	Php	590	Php	499	Php	91	18
Equity share in net earnings of associates		307		186		121	65
Gains (losses) on derivative financial instruments – net		211		(1,744)		1,955	112
Foreign exchange gains (losses) – net		(15)		985		(1,000)	(102)
Financing costs – net		(3,710)		(3,864)		154	(4)
Others		2,024		1,244		780	63

Total	(Php	593)	(Php	2,694)	Php	2,101	(78)

Our fixed line business’ other expenses was Php593 million in 2011, which includes other expenses from Digitel amounting to Php2,240 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php2,101 million, or 78%, from Php2,694 million in 2010. The decrease was due to the combined effects of the following: (i) net gains on derivative financial instruments of Php211 million in 2011 as against net losses on derivative financial instruments of Php1,744 million in 2010 due to the effect of wider dollar and peso interest rate differentials and depreciation of the Philippine peso to the U.S. dollar, and a decrease in hedge costs mainly due to the offsetting effect of overlay transactions in 2011; (ii) an increase in other income by Php780 million mainly due to the reversal of prior year’s LTIP accrual, pension benefit income recognized by PLDT in 2011 and a gain on sale of investments in Level Up! and Digital Paradise; (iii) a decrease in net financing costs by Php154 million due to a decrease in interest expense on loans and related items on account of lower average interest rates, partially offset by higher average level of loan balances; (iv) increase in equity share in net earnings of associates and joint ventures of Php121 million mainly due to the share in net earnings of Philweb Corporation, or Philweb, and Digitel’s reversal of impairment on investment in Digitel Crossing, Inc.; (v) an increase in interest income by Php91 million due to a higher average level of peso and dollar short-term investments and higher average peso interest rates, and impact of the depreciation of the Philippine peso on dollar placements; and (vi) net foreign exchange losses of Php15 million in 2011 as against net foreign exchange gains of Php985 million in 2010 on account of lower gains on net foreign exchange revaluation of foreign currency-denominated assets due to the effect of the depreciation of the Philippine peso to the U.S. dollar.

Provision for Income Tax

Provision for income tax, net of benefit from income tax from Digitel amounting to Php18 million for the period from October 26, 2011 to December 31, 2011, amounted to Php2,491 million in 2011, an increase of Php415 million, or 20%, as compared with Php2,076 million in 2010, primarily due to higher taxable income. The effective tax rate of our fixed line business accounted for 28% and 29% in 2011 and 2010, respectively.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php6,302 million in 2011, net of loss from Digitel amounting to Php2,242 million for the period from October 26, 2011 to December 31, 2011, an increase of Php1,157 million, or 22%, as compared with Php5,145 million in 2010.

Adjusted EBITDA

As a result of the foregoing, our fixed line business’ adjusted EBITDA decreased by Php372 million, or 2%, to Php22,675 million in 2011, which includes adjusted EBITDA from Digitel of negative Php60 million for the period from October 26, 2011 to December 31, 2011, from Php23,047 million in 2010.

Core Income

Our fixed line business’ core income decreased by Php80 million, or 1%, to Php5,765 million in 2011, which includes core income from Digitel amounting to negative Php397 million for the period from October 26, 2011 to December 31, 2011, from Php5,845 million in 2010, primarily as a result of a decrease in fixed line revenues, an increase in fixed line expenses, and higher provision for income tax and financing costs, partially offset by a decrease in other expenses.

Business Process Outsourcing

Revenues

Our BPO business provides knowledge processing solutions and customer relationship management.

Our BPO business generated revenues of Php8,588 million in 2011, an increase of Php476 million, or 6%, as compared with Php8,112 million in 2010. This increase was primarily due to higher revenue contributions from our knowledge processing solutions and customer relationship management businesses.

The following table summarizes our total revenues from our BPO business for the years ended December 31, 2011 and 2010 by service segment:

							Increase
	2011		%	2010(1)%			Amount		%
	(in millions)

Service Revenues:
Knowledge processing solutions	Php	5,721	67	Php	5,289	65	Php	432	8
Customer relationship management		2,867	33		2,823	35		44	2

Total BPO Revenues	Php	8,588	100	Php	8,112	100	Php	476	6

(1)

The 2010 results have been restated to reflect the implementation of the reorganization of ePLDT Group in our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Service Revenues

Service revenues generated by our BPO business amounted to Php8,588 million in 2011, an increase of Php476 million, or 6%, as compared with Php8,112 million in 2010, primarily as a result of the continued growth in our knowledge processing solutions, and customer relationship management businesses.

Knowledge Processing Solutions

Our knowledge processing solutions business operates primarily through the SPi Group. Our knowledge processing solutions business contributed revenues of Php5,721 million in 2011, an increase of Php432 million, or 8%, from Php5,289 million in 2010. Dollar-denominated revenues increased by 13% mainly due to higher content services and medical billing, partially offset by the appreciation of the Philippine peso to the U.S. dollar in 2011. Knowledge processing solutions business revenues accounted for 67% and 65% of total revenues of our BPO business in 2011 and 2010, respectively.

Customer Relationship Management

Our customer relationship management business operates primarily through SPi CRM. In 2011, SPi CRM changed its functional currency from Philippine Peso to U.S. dollar. Revenues relating to our customer relationship management business increased by Php44 million, or 2%, to Php2,867 million in 2011 from Php2,823 million in 2010, primarily due to higher domestic sales by 10%, partially offset by the effect of the appreciation of the Philippine peso to the U.S. dollar. In total, we own and operate 5,959 seats with an average of 3,360 customer service representatives, or CSRs, in 2011, as compared with 7,045 seats with an average of 4,592 CSRs in 2010. SPi CRM has six customer relationship management sites as at December 31, 2011 and 2010. Customer relationship management business revenues accounted for 33% and 35% of total revenues of our BPO business in 2011 and 2010, respectively.

Expenses

Expenses associated with our BPO business totaled Php7,598 million in 2011, a decrease of Php883 million, or 10%, as compared with Php8,481 million in 2010, primarily due to lower expenses related to asset impairment, amortization of intangible assets, repairs and maintenance, rent, and taxes and licenses, partially offset by higher expenses related to compensation and employee benefits, professional and other contracted services, and depreciation and amortization. As a percentage of our total BPO revenues, expenses related to our BPO business accounted for 88% and 105% in 2011 and 2010, respectively.

The following table shows the breakdown of our total BPO-related expenses for the years ended December 31, 2011 and 2010 and the percentage of each expense item to the total:

							Increase (Decrease)
	2011		%	2010(1)%			Amount		%
	(in millions)

Compensation and employee benefits(2)	Php	5,062	67	Php	4,922	58	Php	140	3
Professional and other contracted services		538	7		427	5		111	26
Rent		423	6		445	5		(22)	(5)
Depreciation and amortization		418	5		396	5		22	6
Repairs and maintenance		379	5		404	5		(25)	(6)
Communication, training and travel		344	4		335	4		9	3
Amortization of intangible assets		147	2		225	2		(78)	(35)
Insurance and security services		58	1		59	1		(1)	(2)
Taxes and licenses		43	1		63	1		(20)	(32)
Selling and promotions		40	—		40	—		—	—
Asset impairment		9	—		1,018	12		(1,009)	(99)
Other expenses		137	2		147	2		(10)	(7)

Total	Php	7,598	100	Php	8,481	100	(Php	883)	(10)

(1)

The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

(2)	Includes salaries and employee benefits, LTIP, pension and MRP costs.

Compensation and employee benefits increased by Php140 million, or 3%, to Php5,062 million mainly due to higher salaries and benefits, partially offset by a decline in MRP costs and provision for pension costs. BPO employee headcount increased by 631, or 4%, to 14,664 in 2011 as compared with 14,033 in 2010.

Professional and other contracted services increased by Php111 million, or 26%, to Php538 million primarily due to higher contracted service and consultancy fees, as well as professional fees for services rendered on the sale of the medical transcription business and the purchase of Laserwords.

Rent expenses decreased by Php22 million, or 5%, to Php423 million primarily due to lower office building and domestic leased circuit rental charges.

Depreciation and amortization increased by Php22 million, or 6%, to Php418 million primarily due to CRM’s purchase in 2011 of PBX Avaya 6.2 upgrade, IP phones and various computers and peripherals.

Repairs and maintenance expenses decreased by Php25 million, or 6%, to Php379 million primarily due to decrease in repairs and maintenance costs of site facilities and buildings particularly from our customer relationship management business, as well as a decrease in site electricity charges, partially offset by higher IT software and hardware repairs and maintenance costs.

Communication, training and travel expenses increased by Php9 million, or 3%, to Php344 million primarily due to higher travel expenses, communication, and mailing and courier charges, partially offset by lower local training expenses and fuel consumption costs.

Amortization of intangible assets decreased by Php78 million, or 35%, to Php147 million due to the full impairment of intangible assets related to CyMed in December 2010.

Insurance and security service expenses decreased by Php1 million, or 2%, to Php58 million primarily due to lower expenses on security services, partially offset by higher insurance and bond premiums.

Taxes and licenses decreased by Php20 million, or 32% to Php43 million due to lower business-related taxes in 2011.

Asset impairment decreased by Php1,009 million, or 99%, to Php9 million primarily due to customer relationship management’s and knowledge processing solutions’ asset impairment of unutilized business tax benefits in 2010.

Other expenses decreased by Php10 million, or 7%, to Php137 million mainly due to lower various business operational-related costs.

Other Income

The following table summarizes the breakdown of our total BPO-related other income for the years ended December 31, 2011 and 2010:

					Change
	2011		2010(1)		Amount		%
	(in millions)
Other Income (Expenses):
Interest income	Php	15	Php	20	(Php	5)	(25)
Loss on derivative financial instruments – net		(4)		—		(4)	(100)
Foreign exchange losses – net		(9)		(43)		34	(79)
Financing costs		(37)		(168)		131	(78)
Others		147		234		(87)	(37)

Total	Php	112	Php	43	Php	69	160

(1)

The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Our BPO business’ other income amounted to Php112 million in 2011, an increase of Php69 million, or 160%, from Php43 million in 2010, primarily due to the combined effects of the following: (i) a decrease in financing costs by Php131 million due to lower accretion on contingent liabilities from our knowledge processing solutions business; (ii) decrease in net foreign exchange losses by Php34 million due to the revaluation of net foreign currency-denominated assets as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar in 2011; (iii) net losses on derivative financial instruments of Php4 million in 2011 due to mark-to-market loss from forward foreign exchange contracts; (iv) a decrease in interest income by Php5 million due to lower interest earned; and (v) a decrease in other income by Php87 million mainly due to lower de-recognition of liabilities, partially offset by a gain on sale of SPi’s medical transcription business.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php118 million in 2011 as against a benefit from income tax of Php64 million in 2010, primarily due to higher taxable income in 2011, expiration of income tax holiday of a subsidiary of SPi and the inclusion of provision for income tax of Laserwords Private Ltd. for the period from November 1, 2011 to December 31, 2011.

Net Income

As a result of the foregoing, our BPO business registered a net income of Php984 million, an increase of Php1,246 million, or 476%, in 2011 as against a net loss of Php262 million in 2010.

Adjusted EBITDA

As a result of the foregoing, our BPO business’ adjusted EBITDA increased by Php288 million, or 23%, to Php1,558 million in 2011 from Php1,270 million in 2010.

Core Income

Our BPO business’ core income amounted to Php906 million in 2011, an increase of Php141 million, or 18%, as compared with Php765 million in 2010 mainly as a result of increases in BPO revenues and other income, partially offset by an increase in BPO-related expenses and provision for income tax.

Others

Expenses

Expenses associated with our other business totaled Php11 million in 2011, a decrease of Php8 million, or 42%, as compared with Php19 million in 2010, primarily due to PCEV’s lower expenses related to communication, as well as professional and other contracted services.

Other Income

The following table summarizes the breakdown of other income for other services for the years ended December 31, 2011 and 2010:

	2011		2010(1)		Change
					Amount		%
	(in millions)
Other Income (Expenses):
Equity share in net earnings of associates	Php	1,843	Php	1,229	Php	614	50
Interest income		90		147		(57)	(39)
Financing costs		—		(2)		2	100
Foreign exchange losses – net		—		(23)		23	100
Others		65		20		45	225

Total	Php	1,998	Php	1,371	Php	627	46

(1)

The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Other income increased by Php627 million, or 46%, to Php1,998 million in 2011 from Php1,371 million in 2010 primarily due to the combined effects of the following: (i) an increase in equity share in net earnings of associates by Php614 million mainly due to the increase in PCEV’s direct and indirect share in the net earnings of Meralco, partly offset by PCEV’s share in expenses of Beacon and fair value adjustment related to the acquisition of Meralco; (ii) an increase in other income by Php45 million; (iii) net losses on foreign exchange revaluation in 2010 of Php23 million by our PCEV business; and (iv) a decrease in interest income by Php57 million as a result of lower average level of investments by our PCEV business.

For the year ended December 31, 2011, Meralco’s reported net income and core income amounted to Php13,227 million and Php14,887 million, respectively, as compared with Php9,685 million and Php12,155 million, respectively, in 2010. These results were due primarily to an increase in billed customers as compared with 2010 and the implementation of the distribution rate adjustments approved by the Energy Regulatory Commission for 2011. PCEV’s share in the reported and core income of Meralco, including its share in Beacon’s results of operations and amortization of fair value adjustment related to the acquisition of Meralco, amounted to Php1,843 million and Php2,319 million, respectively, in 2011 and Php1,229 million and Php1,928 million, respectively, in 2010. PCEV acquired 223 million Meralco shares on July 14, 2009, of which 154.2 million shares and 68.8 million shares were transferred on May 12, 2010 and October 25, 2011, respectively, to Beacon, where PCEV acquired a 50% equity interest effective March 31, 2010.

Net Income

As a result of the foregoing, other services registered a net income of Php1,985 million, an increase of Php634 million, or 47%, in 2011 from Php1,351 million in 2010.

Adjusted EBITDA

As a result of the foregoing, adjusted EBITDA from other services decreased by Php8 million, or 42%, to negative Php11 million in 2011 from negative Php19 million in 2010.

Core Income

Other services’ core income amounted to Php2,461 million in 2011, an increase of Php395 million, or 19%, as compared with Php2,066 million in 2010 mainly as a result of higher other income and a decrease in expenses, partially offset by an increase in provision for income tax.

2010 Compared to 2009

On a Consolidated Basis

Revenues

Our revenues for 2010 decreased by Php3,636 million, or 2%, to Php158,387 million from Php162,023 million in 2009 primarily due to a decline in our service revenues by Php3,427 million as a result of decreases in cellular, satellite and other revenues from our wireless business, national and international long distance, and local exchange services from our fixed line business, as well as lower customer relationship management revenues from our BPO business. These were partially offset by higher data and other network service revenues from our fixed line business.

The following table shows the breakdown of our consolidated revenues for the years ended December 31, 2010 and 2009 by business segment:

	2010(1)%			2009(1)%			Change
							Amount		%
	(in millions)
Wireless	Php	105,381	67	Php	108,367	67	(Php	2,986)	(3)
Fixed line		60,158	38		61,930	38		(1,772)	(3)
BPO		8,112	5		8,534	5		(422)	(5)
Inter-segment transactions		(15,264)	(10)		(16,808)	(10)		1,544	(9)

Consolidated	Php	158,387	100	Php	162,023	100	(Php	3,636)	(2)

(1)

The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information”, section and the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Expenses

Our expenses in 2010 decreased by Php1,310 million, or 1%, to Php102,831 million from Php104,141 million in 2009 largely resulting from decreases in asset impairment, cost of sales, selling and promotions, taxes and licenses, interconnection costs, rent, and communication, training and travel expenses partly offset by higher compensation and employee benefits, repairs and maintenance, depreciation and amortization, and professional and other contracted services.

The following table shows the breakdown of our consolidated expenses for the years ended December 31, 2010 and 2009 by business segment:

	2010(1)%			2009(1)%			Change
							Amount		%
	(in millions)
Wireless	Php	59,807	58	Php	63,275	61	(Php	3,468)	(5)
Fixed line		50,243	49		49,713	48		530	1
BPO		8,481	8		8,282	8		199	2
Others		19	—		—			19	100
Inter-segment transactions		(15,719)	(15)		(17,129)	(17)		1,410	(8)

Consolidated	Php	102,831	100	Php	104,141	100	(Php	1,310)	(1)

(1)

The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information”, section and the implementation of the reorganization of our business segments, as discussed in the “Development Activities (2009-2011) — Business Reorganization” section.

Other Expenses

Other expenses – net in 2010 amounted to Php1,871 million, a decrease of Php1,172 million, or 39%, from Php3,043 million in 2009 primarily due to the combined effects of the following: (i) net increase in equity share in net earnings of associates and joint ventures of Php1,406 million which was mainly due to PCEV’s equity share in net earnings of Meralco of which 68.8 million Meralco shares are held directly by PCEV and an additional 317.8 million Meralco shares are held through Beacon, in which PCEV acquired a 50% equity interest effective March 31, 2010 in exchange for transferring 154.2 million Meralco shares to Beacon; (ii) higher net foreign exchange gains by Php898 million in 2010 as compared with 2009 mainly due to the revaluation of foreign-currency denominated liabilities as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar; (iii) higher net losses on derivative financial instruments by Php735 million due to Smart’s gain in the mark-to-market valuation relating to the derivative option of the exchangeable note purchased as part of the Meralco share acquisition by PCEV in 2009 partially offset by lower mark-to-market loss and hedge costs of PLDT resulting from the partial unwinding of principal-only currency swap contracts; (iv) lower interest income by Php339 million due to lower average level of money market placements and special deposits; (v) an increase in net financing costs by Php142 million mainly due to higher interest on loans and other related items – net, on account of PLDT’s and Smart’s higher average loan balances, and higher accretion on amortization of debt issuance cost and debt discount, and BPO business’ higher accretion on contingent consideration for business acquisitions; and (vi) increase in other income by Php84 million mainly due to gain on disposal of fixed assets of our wireless business and reversal of prior year’s provision by our fixed line business, partially offset by lower gain on fixed assets disposal by our fixed line business.

The following table shows the breakdown of our consolidated other expenses – net for the years ended December 31, 2010 and 2009 by business segment:

	2010(1)%		2009(1)%		Change
					Amount	%
	(in millions)
Wireless	(Php136)	(7)	(Php813)	(27)	Php677	(83)
Fixed line	(2,694)	(144)	(3,373)	(111)	679	(20)
BPO	43	2	(498)	(16)	541	109
Others	1,371	73	1,962	65	(591)	(30)
Inter-segment transactions	(455)	(24)	(321)	(11)	(134)	42

Consolidated	(Php1,871)	100	(Php3,043)	100	Php1,172	(39)

(1)

The 2010 and 2009 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Provision for Income Tax

Provision for income tax decreased by Php1,318 million, or 9%, to Php13,426 million in 2010 from Php14,744 million in 2009 mainly due to lower taxable income from our fixed line, BPO and other businesses.

Net Income

As a result, our consolidated net income in 2010 was Php40,259 million, an increase of Php164 million from Php40,095 million in 2009 primarily on account of decreases in consolidated provision for income tax, consolidated expenses and consolidated other expenses – net partially offset by a decrease in consolidated revenues.

The following table shows the breakdown of our consolidated net income for the years ended December 31, 2010 and 2009 by business segment:

	2010(1)%			2009(1)%			Change
							Amount		%
	(in millions)
Wireless	Php	34,025	85	Php	31,823	79	Php	2,202	7
Fixed line		5,145	13		6,616	17		(1,471)	(22)
BPO		(262)	(1)		(248)	(1)		(14)	6
Others		1,351	3		1,904	5		(553)	(29)

Consolidated	Php	40,259	100	Php	40,095	100	Php	164	—

(1)

The 2010 and 2009 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Adjusted EBITDA

Our consolidated adjusted EBITDA was Php83,717 million in 2010, a decrease of Php2,477 million, or 3%, as compared with Php86,194 million in 2009 primarily due to a decline in our service revenue across our businesses and higher expenses related to compensation and employee benefits, repairs and maintenance, and professional and other contracted services, partly offset by lower expenses particularly provision for doubtful accounts, cost of sales, selling and promotions, and taxes and licenses.

The following table shows the breakdown of our consolidated adjusted EBITDA for the years ended December 31, 2010 and 2009 by business segment:

							Change
	2010(1)%			2009(1)%			Amount		%
	(in millions)
Wireless	Php	58,964	70	Php	59,411	69	(Php	447)	(1)
Fixed line		23,047	28		25,512	30		(2,465)	(10)
BPO		1,270	2		950	1		320	34
Others		(19)	—		—	—		(19)	(100)
Inter-segment transactions		455	—		321	—		134	42

Consolidated	Php	83,717	100	Php	86,194	100	(Php	2,477)	(3)

(1)

The 2010 and 2009 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Core Income

Our consolidated core income in 2010 was Php42,028 million, an increase of Php890 million, or 2%, as compared with Php41,138 million in 2009 primarily due to decreases in consolidated provision for income tax and consolidated expenses, partially offset by a decrease in consolidated revenues.

The following table shows the breakdown of our consolidated core income for the years ended December 31, 2010 and 2009 by business segment:

							Change
	2010(1)%			2009(1)%			Amount		%
	(in millions)
Wireless	Php	33,352	79	Php	31,715	77	Php	1,637	5
Fixed line		5,845	14		8,344	20		(2,499)	(30)
BPO		765	2		(230)	—		995	433
Others		2,066	5		1,311	3		755	58
Inter-segment transactions		—	—		(2)	—		2	100

Consolidated	Php	42,028	100	Php	41,138	100	Php	890	2

(1)

The 2010 and 2009 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

A reconciliation of our consolidated adjusted EBITDA and our consolidated core income to our consolidated net income and a reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holders of PLDT are presented in Note 4 – Operating Segment Information to the accompanying consolidated financial statements in Item 18.

On a Business Segment Basis

Wireless

Revenues

Revenues generated from our wireless business amounted to Php105,381 million in 2010, a decrease of Php2,986 million, or 3%, from Php108,367 million in 2009.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2010 and 2009 by service segment:

							Increase (Decrease)
	2010(1)%			2009(1)%			Amount		%
	(in millions)
Service Revenues:
Cellular	Php	95,520	91	Php	98,145	90	(Php	2,625)	(3)
Wireless broadband, satellite and others
Wireless broadband		6,287	6		5,384	5		903	17
Satellite and others		2,217	2		3,143	3		(926)	(29)

		104,024	99		106,672	98		(2,648)	(2)

Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems		1,357	1		1,695	2		(338)	(20)

Total Wireless Revenues	Php	105,381	100	Php	108,367	100	(Php	2,986)	(3)

(1)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

Service Revenues

Our wireless service revenues decreased by Php2,648 million, or 2%, to Php104,024 million in 2010 as compared with Php106,672 million in 2009, mainly as a result of lower revenues from our cellular services, and satellite and other service revenues, partially offset by the increase in the revenue contribution of our broadband services. The decrease in our cellular revenues was mainly due to the decline in revenues from domestic and international text messaging services because of the continued increase in multiple SIM card ownership, intense competition, the continued decline in yields from SMS as a result of aggressive pricing offers, and the prescribed extension of load validity periods. The decline was partially offset, however, by an increase in domestic voice revenues due to the continued patronage of unlimited voice offers, which were introduced starting in the second half of 2009. Our dollar-linked revenues were negatively affected by the appreciation of the Philippine peso relative to the U.S. dollar, which decreased to a weighted average exchange rate of Php45.12 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009 and the sale of transponders by Mabuhay Satellite. With subscriber growth being driven more by multiple SIM card ownership, especially in the lower income segment of the Philippine wireless market, average monthly cellular ARPUs for 2010 were lower as compared with 2009. We expect the decreasing trend in our cellular revenues, particularly our revenues from domestic and international text messaging services, to continue due to the popularity of unlimited offers, multiple SIM card ownership, continued decline in yields from SMS and competitive pressure. As a percentage of our total wireless revenues, service revenues increased to 99% in 2010 from 98% in 2009.

Cellular Service

Our cellular service revenues in 2010 amounted to Php95,520 million, a decrease of Php2,625 million, or 3%, from Php98,145 million in 2009. Cellular service revenues accounted for 92% of our wireless service revenues in each of 2010 and 2009.

The following tables show the breakdown of our cellular service revenues and other key measures of our cellular business as at and for the years ended December 31, 2010 and 2009:

					Increase (Decrease)
	2010(1)		2009(1)		Amount		%
	(in millions)

Cellular service revenues	Php	95,520	Php	98,145	(Php	2,625)	(3)

By service type		92,914		95,673		(2,759)	(3)
Prepaid		84,385		86,625		(2,240)	(3)
Postpaid		8,529		9,048		(519)	(6)

By component		92,914		95,673		(2,759)	(3)
Voice		45,678		43,642		2,036	5
Data		47,236		52,031		(4,795)	(9)

Others(2)		2,606		2,472		134	5

(1)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.
(2)

Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLP services, a small number of leased line contracts, and revenues from Chikka, Wolfpac and other Smart subsidiaries.

			Increase (Decrease)
	2010	2009	Amount	%

Cellular subscriber base	45,636,008	41,328,641	4,307,367	10
Prepaid	45,214,433	40,893,098	4,321,335	11
Smart Prepaid	25,293,443	23,762,814	1,530,629	6
Talk ‘N Text	18,967,381	17,050,713	1,916,668	11
Red Mobile	953,609	79,571	874,038	1,098
Postpaid	421,575	435,543	(13,968)	(3)
Smart	421,575	435,543	(13,968)	(3)

Systemwide traffic volumes (in millions)
Calls (in minutes)	26,813	16,305	10,508	64
Domestic	23,787	13,371	10,416	78
Inbound	1,437	1,495	(58)	(4)
Outbound	22,350	11,876	10,474	88
International	3,026	2,934	92	3
Inbound	2,817	2,738	79	3
Outbound	209	196	13	7

SMS/Data count (in hits)	341,113	287,921	53,192	18
Text messages	339,530	286,294	53,236	19
Domestic	339,011	285,847	53,164	19
Inbound	8,058	8,289	(231)	(3)
Outbound	330,953	277,558	53,395	19
Bucket-Priced	312,634	258,190	54,444	21
Standard	18,319	19,368	(1,049)	(5)
International	519	447	72	16
Inbound	211	136	75	55
Outbound	308	311	(3)	(1)
Value-Added Services	1,557	1,608	(51)	(3)
Financial Services	26	19	7	37

Revenues attributable to our prepaid cellular service amounted to Php84,385 million in 2010, a decrease of Php2,240 million, or 3%, as compared with Php86,625 million earned in 2009. Prepaid cellular service revenues accounted for 91% of cellular voice and data revenues in each of 2010 and 2009. Revenues attributable to Smart’s postpaid cellular service amounted to Php8,529 million in 2010, a decrease of Php519 million, or 6%, as compared with Php9,048 million earned in 2009, and accounted for 9% of cellular voice and data revenues in each of 2010 and 2009.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice value-added services, or VAS, such as voice mail and outbound international roaming, increased by Php2,036 million, or 5%, to Php45,678 million in 2010 from Php43,642 million in 2009 primarily due to an increase in domestic call revenues, partially offset by a decrease in international call revenues. Cellular voice services accounted for 48% of our cellular service revenues in 2010 as compared with 44% in 2009.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2010 and 2009:

					Increase (Decrease)
	2010(1)		2009(1)		Amount		%
	(in millions)
Voice services:
Domestic
Inbound	Php	5,203	Php	5,095	Php	108	2
Outbound		22,807		19,840		2,967	15

		28,010		24,935		3,075	12

International
Inbound		14,738		15,316		(578)	(4)
Outbound		2,930		3,391		(461)	(14)

		17,668		18,707		(1,039)	(6)

Total	Php	45,678	Php	43,642	Php	2,036	5

(1)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

Domestic voice service revenues increased by Php3,075 million, or 12%, to Php28,010 million in 2010 from Php24,395 million in 2009 primarily due to an increase in domestic outbound call revenues by Php2,967 million, or 15%, to Php22,807 million in 2010 from Php19,840 million in 2009 mainly due to increased patronage of unlimited voice offerings, complemented by an increase in the revenue contribution of our inbound domestic voice service by Php108 million, or 2%, to Php5,203 million in 2010 from Php5,095 million in 2009 as a result of an increase in revenues from other domestic carriers. Outbound domestic call volumes increased by 10,474 million minutes, or 88%, to 22,350 million minutes in 2010 from 11,876 million minutes in 2009. The increase in inbound domestic call volumes from other domestic carriers was offset by the decrease in call volumes from PLDT’s regular and fixed rate call packages, which resulted in the overall decrease in our inbound domestic call volumes by 58 million minutes, or 4%, to 1,437 million minutes in 2010 from 1,495 million minutes in 2009. The aggregate increase in volumes was mainly due to the higher call volumes from unlimited voice offerings.

International voice service revenues decreased by Php1,039 million, or 6%, to Php17,668 million in 2010 from Php18,707 million in 2009 primarily due to a decline in inbound international voice service revenues by Php578 million, or 4%, to Php14,738 million in 2010 from Php15,316 million in 2009 and due to a decline in outbound international voice service revenues by Php461 million, or 14%, to Php2,930 million in 2010 from Php3,391 million in 2009. The decline in international voice service revenues was due to the effect on our dollar-linked revenues of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php45.12 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009. On the other hand, international inbound and outbound calls totaled 3,026 million minutes in 2010, an increase of 92 million minutes, or 3%, as compared with 2,934 million minutes in 2009, mainly due to an increase in our cellular subscriber base.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, decreased by Php4,795 million, or 9%, to Php47,236 million in 2010 from Php52,031 million in 2009. Cellular data services accounted for 49% and 53% of our cellular service revenues in 2010 and 2009, respectively.

The following table shows the breakdown of our cellular data revenues for the years ended December 31, 2010 and 2009:

					Increase (Decrease)
	2010(1)		2009(1)		Amount		%
	(in millions)
Text messaging
Domestic	Php	41,070	Php	45,903	(Php	4,833)	(11)
Bucket-Priced/Unlimited		23,836		26,797		(2,961)	(11)
Standard		17,234		19,106		(1,872)	(10)
International		3,534		3,625		(91)	(3)

		44,604		49,528		(4,924)	(10)

Value-added services
Internet-based(2)		858		526		332	63
MMS-based(3)		568		885		(317)	(36)
SMS-based(4)		684		648		36	6
Pasa Load(5)		483		413		70	17

		2,593		2,472		121	5

Financial services		39		31		8	26

Total	Php	47,236	Php	52,031	(Php	4,795)	(9)

(1)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.
(2)

Includes revenues from web-based services such as mobile internet browsing, video streaming and Uzzap, net of allocated discounts and content provider costs. Uzzap is an IP-based messaging service that allows instant messaging, email, SMS, group messages, chatting, etc.

(3)

Includes revenues from Pasa Load and Dial*SOS, net of allocated discounts. Pasa Load/Give-a-load is a service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers. Dial*SOS allows Smart prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up.

(4)	Includes revenues from info-on-demand and voice text services, net of allocated discounts and content provider costs.
(5)

Includes revenues from point-to-point multimedia messaging system, or MMS, and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs.

Text messaging-related services contributed revenues of Php44,604 million in 2010, a decrease of Php4,924 million, or 10%, as compared with Php49,528 million in 2009, and accounted for 94% and 95% of our total cellular data revenues in 2010 and 2009, respectively. The decrease in revenues from text messaging-related services resulted mainly from the continued decline in SMS yield as a result of aggressive SMS pricing offers and the increased number of subscribers who also hold SIM cards from other cellular operators and who selectively use such SIM cards. Other factors that contributed to this decline in revenues were the prescribed extension of load validity periods and cheaper alternative means of communication. Text messaging revenues from the various bucket-priced plans totaled Php23,836 million in 2010, a decrease of Php2,961 million, or 11%, as compared with Php26,797 million in 2009. Likewise, standard text messaging revenues decreased by Php1,872 million, or 10%, to Php17,234 million in 2010 from Php19,106 million in 2009. The decrease in international text messaging revenues was mainly due to the decline in SMS yield as a result of the bucket offers as well as the increase in the average roaming SMS settlement cost.

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

VAS contributed revenues of Php2,593 million in 2010, an increase of Php121 million, or 5%, as compared with Php2,472 million in 2009, primarily due to an increase in revenues from internet-based VAS, which increased by Php332 million, or 63%, to Php858 million in 2010 from Php526 million in 2009, and Pasa Load, partially offset by lower usage of MMS-based VAS.

Subscriber Base, ARPU and Churn Rates

As at December 31, 2010, Smart, including Talk ‘N Text and Red Mobile subscribers totaled 45,636,008 an increase of 4,307,367, or 10%, over their combined cellular subscriber base of 41,328,641 as at December 31, 2009. Our cellular prepaid subscriber base grew by 11% to 45,214,433 as at December 31, 2010 from 40,893,098 as at December 31, 2009, while our cellular postpaid subscriber base decreased by 13,968, or 3%, to 421,575 as at December 31, 2010 from 435,543 as at December 31, 2009. Prepaid subscribers accounted for 99% of our total subscriber base as at December 31, 2010 and 2009.

Our net subscriber activations for the years ended December 31, 2010 and 2009 were as follows:

			Increase (Decrease)
	2010	2009	Amount	%

Prepaid	4,321,335	6,066,630	(1,745,295)	(29)
Smart Prepaid	1,530,629	3,261,197	(1,730,568)	(53)
Talk ‘N Text	1,916,668	2,742,220	(825,552)	(30)
Red Mobile	874,038	63,213	810,825	1,283

Postpaid	(13,968)	37,407	(51,375)	(137)

Total	4,307,367	6,104,037	(1,796,670)	(29)

Our quarterly net subscriber activations (reductions) over the eight quarters in 2010 and 2009 were as follows:

	2010				2009
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Prepaid	1,868,812	2,144,244	(1,212,389)	1,520,668	1,692,767	1,575,585	621,154	2,177,124
Smart Prepaid	1,271,132	730,346	(588,862)	118,013	419,821	523,496	644,932	1,672,948
Talk ‘N Text	394,984	562,375	128,786	830,523	1,256,907	1,019,162	(32,419)	498,570
Red Mobile	202,696	851,523	(752,313)	572,132	16,039	32,927	8,641	5,606

Postpaid	9,870	(5,569)	(21,266)	2,997	9,328	17,746	6,806	3,527

Total	1,878,682	2,138,675	(1,233,655)	1,523,665	1,702,095	1,593,331	627,960	2,180,651

Prepaid and postpaid subscribers reflected net activations of 4,321,335 and net reductions of 13,968, respectively, in 2010 as compared with net activations of 6,066,630 and 37,407, respectively, in 2009.

For Smart Prepaid, the average monthly churn rate in 2010 and 2009 was 5.0% and 4.2%, respectively, while the average monthly churn rate for Talk ‘N Text subscribers was 5.3% and 5.0% in 2010 and 2009, respectively. The average monthly churn rate for Red Mobile subscribers was 26.9% and 12.3% in 2010 and 2009, respectively.

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

The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2010 and 2009:

	Gross(1)				Decrease			Net(2)				Decrease
	2010		2009		Amount		%	2010		2009		Amount		%

Prepaid
Smart Prepaid	Php	220	Php	261	(Php	41)	(16)	Php	193	Php	230	(Php	37)	(16)
Talk ‘N Text		139		161		(22)	(14)		122		140		(18)	(13)
Red Mobile		11		20		(9)	(45)		9		15		(6)	(40)
Prepaid – Blended(3)		183		218		(35)	(16)		161		191		(30)	(16)
Postpaid – Smart		1,678		1,817		(139)	(8)		1,638		1,781		(143)	(8)
Prepaid and Postpaid Blended(4)		198		235		(37)	(16)		175		209		(34)	(16)

(1)

Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content-provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, by the average number of subscribers in the month. Net monthly ARPUs in 2010 and 2009 have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

(3)	The average monthly ARPU of Smart Prepaid, Talk ‘N Text and Red Mobile.
(4)	The average monthly ARPU of all prepaid and postpaid cellular subscribers.

Prepaid service revenues consist mainly of charges for the subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU in 2010 was Php183, a decrease of 16%, as compared with Php218 in 2009. The decrease was primarily due to a decline in the average outbound domestic text messaging revenue per subscriber, as well as a drop in the average inbound international and domestic voice revenue per subscriber in 2010 as compared with the same period in 2009. On a net basis, prepaid blended average monthly ARPU in 2010 was Php161, a decrease of 16%, as compared with Php191 in 2009.

Gross average monthly ARPU for postpaid subscribers decreased by 8% to Php1,678 as net average monthly ARPU also decreased by 8% to Php1,638 in 2010 as compared with Php1,817 and Php1,781 in 2009, respectively. Prepaid and postpaid gross average monthly blended ARPU was Php198 in 2010, a decrease of 16%, as compared with Php235 in 2009. Likewise, the net average monthly prepaid and postpaid blended ARPU decreased by 16% to Php175 in 2010 from Php209 in 2009.

Our average monthly prepaid and postpaid ARPUs per quarter in 2010 and 2009 were as follows:

	Prepaid												Postpaid
	Smart Prepaid				Talk ‘N Text				Red Mobile				Smart
	Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)		Gross(1)		Net(2)

2010
First Quarter	Php	232	Php	204	Php	140	Php	122	Php	11	Php	9	Php	1,686	Php	1,666
Second Quarter		224		197		141		123		4		4		1,665		1,627
Third Quarter		207		181		135		118		6		5		1,661		1,614
Fourth Quarter		215		189		140		123		22		19		1,702		1,646

2009
First Quarter		272		239		176		153		25		16		1,863		1,831
Second Quarter		269		236		168		145		16		11		1,816		1,779
Third Quarter		249		219		148		129		19		14		1,801		1,761
Fourth Quarter		252		224		152		134		18		17		1,791		1,756

(1)	Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.
(2)

Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter. Net monthly ARPUs in 2010 and 2009 have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, and satellite and other services consist mainly of wireless broadband service revenues from SBI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php903 million, or 17%, to Php6,287 million in 2010 from Php5,384 million in 2009, primarily due to the 31% growth in broadband subscriber base.

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

Satellite and Other Services

Revenues from our satellite and other services decreased by Php926 million, or 29%, to Php2,217 million in 2010 from Php3,143 million in 2009, primarily due to the lower satellite transponder rental revenues as a result of the sale of transponders by Mabuhay Satellite and the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.12 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

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

Expenses

Expenses associated with our wireless business in 2010 amounted to Php59,807 million, a decrease of Php3,468 million, or 5%, from Php63,275 million in 2009. A significant portion of this decrease was attributable to lower expenses related to rent, asset impairment, cost of sales, interconnection costs, taxes and licenses, and selling and promotions, partially offset by higher expenses related to repairs and maintenance, compensation and employee benefits, professional and other contracted services, and insurance and security services. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 57% and 58% in 2010 and 2009, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2010 and 2009 and the percentage of each expense item to the total:

							Increase (Decrease)
	2010(1)%			2009(1)%			Amount		%
	(in millions)

Depreciation and amortization	Php	13,243	22	Php	13,237	21	Php	6	—
Interconnection costs		10,194	17		10,843	17		(649)	(6)
Rent		9,038	15		10,553	17		(1,515)	(14)
Compensation and employee benefits(1)		6,385	11		6,059	10		326	5
Repairs and maintenance		5,058	9		4,340	7		718	17
Selling and promotions		3,809	6		4,051	6		(242)	(6)
Cost of sales		3,587	6		4,363	7		(776)	(18)
Professional and other contracted services		3,104	5		2,904	5		200	7
Taxes and licenses		1,681	3		2,022	3		(341)	(17)
Communication, training and travel		946	2		972	1		(26)	(3)
Insurance and security services		831	1		781	1		50	6
Asset impairment		824	1		2,026	3		(1,202)	(59)
Amortization of intangible assets		134	—		126	—		8	6
Other expenses		973	2		998	2		(25)	(3)

Total	Php	59,807	100	Php	63,275	100	(Php	3,468)	(5)

(1)

The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section and the transfer of PCEV from Wireless to Others’ business segment, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

(2)	Includes salaries and employee benefits, LTIP, pension and MRP costs

Depreciation and amortization charges increased by Php6 million to Php13,243 million in 2010 principally due to an increase in depreciation on the growing asset base of 3G and 2G networks.

Interconnection costs decreased by Php649 million, or 6%, to Php10,194 million primarily due to inter-operator rebates, a decrease in outbound traffic for domestic calls and SMS and the appreciation of the Philippine peso relative to the U.S. dollar.

Rent expenses decreased by Php1,515 million, or 14%, to Php9,038 million primarily due to decrease in domestic leased circuits partially offset by the increase in cell site rental charges as a result of increase in the number of cell sites. In 2010, we had 6,037 cell sites, 10,316 cellular/mobile broadband base stations and 2,519 fixed wireless broadband-enabled base stations, as compared with 5,539 cell sites, 9,727 cellular/mobile broadband base stations and 2,007 fixed wireless broadband-enabled base stations in 2009.

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

Professional and other contracted service fees increased by Php200 million, or 7%, to Php3,104 million primarily due to the increase in consultancy fees, management fees, corporate membership fees, outsourced service fees and other professional fees, partly offset by the lower contracted service fees, customer relationship management service fees and technical service fees.

Taxes and licenses expenses decreased by Php341 million, or 17%, to Php1,681 million primarily due to lower non-creditable input taxes and business-related license fees.

Communication, training and travel expenses decreased by Php26 million, or 3%, to Php946 million primarily due to lower communication, training and travel expenses.

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

Other expenses decreased by Php25 million, or 3%, to Php973 million primarily due to lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total wireless-related other expenses – net for the years ended December 31, 2010 and 2009:

					Change
	2010(1)		2009(1)		Amount		%
	(in millions)
Other Income (Expenses):
Foreign exchange gains – net	Php	888	Php	516	Php	372	72
Interest income		551		635		(84)	(13)
Gains (losses) on derivative financial instruments – net		3		(4)		7	175
Equity share in net losses of associates		(7)		(466)		459	(98)
Financing costs – net		(2,681)		(2,611)		(70)	3
Others		1,110		1,117		(7)	(1)

Total	(Php	136)	(Php	813)	Php	677	(83)

(1)

The 2010 and 2009 other income and expenses have been restated to reflect the transfer of PCEV from Wireless to Others’ business segment, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Our wireless business’ other expenses amounted to Php136 million in 2010, a decrease of Php677 million, or 83%, from Php813 million in 2009 primarily due to the combined effects of the following: (i) net decrease in equity share in net losses of associates by Php459 million; (ii) net increase in foreign exchange gains by Php372 million on account of higher gains on revaluation of net foreign currency-denominated liabilities due to the effect of the appreciation of the Philippine peso to the U.S. dollar; (iii) decrease in other income by Php7 million mainly due to a gain on sale of investment in 2009, partially offset by a gain on sale of fixed assets in 2010; (iv) higher net financing costs by Php70 million primarily due to higher interest on loans and other related items on account of Smart’s higher average loan balances and increase in accretion of financial liabilities partly offset by the increase in capitalized interest; (v) decrease in interest income by Php84 million mainly due to Smart’s lower average level of short-term investments; and (vi) net gain on derivative financial instruments of Php3 million in 2010 as compared with net losses on derivative financial instruments of Php4 million in 2009 mainly due to lower mark-to-market loss in 2010.

Provision for Income Tax

Provision for income tax decreased by Php1,043 million, or 8%, to Php11,413 million in 2010 from Php12,456 million in 2009 due to tax recognized on the transfer of the Talk ‘N Text business to Smart in 2009. In 2010, the effective tax rate for our wireless business was 25% as compared with 28% in 2009. Smart and certain of its subsidiaries opted to use the optional standard deduction, or OSD, method in computing their taxable income in 2010 and 2009.

Net Income

As a result of the foregoing, our wireless business recorded a net income of Php34,025 million in 2010, an increase of Php2,202 million, or 7%, from Php31,823 million recorded in 2009.

Adjusted EBITDA

As a result of the foregoing, our wireless business’ adjusted EBITDA decreased by Php447 million, or 1%, to Php58,964 million in 2010 from Php59,411 million in 2009.

Core Income

Our wireless business’ core income increased by Php1,637 million, or 5%, to Php33,352 million in 2010 from Php31,715 million in 2009 on account of a decrease in the wireless-related expenses and lower provision for income tax, partially offset by a decrease in wireless revenues.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php60,158 million in 2010, a decrease of Php1,772 million, or 3%, from Php61,930 million in 2009.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2010 and 2009 by service segment:

							Increase (Decrease)
	2010(1)%			2009(1)%			Amount		%
	(in millions)

Service Revenues:
Local exchange	Php	15,342	25	Php	15,681	25	(Php	339)	(2)
International long distance		11,112	18		11,581	19		(469)	(4)
National long distance		6,487	11		7,853	13		(1,366)	(17)
Data and other network		22,785	38		22,697	36		88	—
Miscellaneous		3,399	6		3,177	5		222	7

		59,125	98		60,989	98		(1,864)	(3)

Non-Service Revenues:
Sale of computers, PLP units and SIM cards		1,033	2		941	2		92	10

Total Fixed Line Revenues	Php	60,158	100	Php	61,930	100	(Php	1,772)	(3)

(1)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section and the inclusion of the ePLDT Group in our fixed line business, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Service Revenues

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues decreased by Php1,864 million, or 3%, to Php59,125 million in 2010 from Php60,989 million in 2009 due to decreases in revenues from our international and national long distance, and local exchange services, partially offset by the increase in revenues from our miscellaneous, and data and other network services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2010 and 2009:

					Increase (Decrease)
	2010(1)		2009(1)		Amount		%

Total local exchange service revenues (in millions)	Php	15,342	Php	15,681	(Php	339)	(2)
Number of fixed line subscribers		1,822,105		1,816,541		5,564	—
Postpaid		1,703,998		1,637,981		66,017	4
Prepaid		118,107		178,560		(60,453)	(34)
Number of fixed line employees		7,395		7,947		(552)	(7)
Number of fixed line subscribers per employee		246		229		17	7

(1)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

Revenues from our local exchange service decreased by Php339 million, or 2%, to Php15,342 million in 2010 from Php15,681 million in 2009 primarily due to a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and a decrease in installation and service connection charges, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLDT Call All service promotions related to PLP. The percentage contribution of local exchange revenues to our total fixed line service revenues accounted for 26% in each of 2010 and 2009.

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

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2010 and 2009:

					Decrease
	2010(1)		2009(1)		Amount		%

Total international long distance service revenues (in millions)	Php	11,112	Php	11,581	(Php	469)	(4)
Inbound		9,851		10,105		(254)	(3)
Outbound		1,261		1,476		(215)	(15)

International call volumes (in million minutes, except call ratio)		1,714		1,863		(149)	(8)
Inbound		1,515		1,653		(138)	(8)
Outbound		199		210		(11)	(5)
Inbound-outbound call ratio		7.6:1		7.9:1		—	—

(1)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

Our total international long distance service revenues decreased by Php469 million, or 4%, to Php11,112 million in 2010 from Php11,581 million in 2009 primarily due to the decrease in call volumes, the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.12 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009 and a lower average collection rate. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 19% in each of 2010 and 2009.

Our revenues from inbound international long distance service decreased by Php254 million, or 3%, to Php9,851 million in 2010 from Php10,105 million in 2009 due to a decline in inbound call volumes and the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar, since settlement charges for inbound calls are primarily billed in U.S. dollars, partially offset by a higher average settlement rate.

Our revenues from outbound international long distance service decreased by Php215 million, or 15%, to Php1,261 million in 2010 from Php1,476 million in 2009 primarily due to the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.12 for the year ended December 31, 2010 from Php47.64 for the year ended December 31, 2009, resulting in a decrease in the average billing rates to Php45.31 in 2010 from Php47.78 in 2009, a decline in outbound call volumes and a lower average collection rate in dollar terms.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2010 and 2009:

					Decrease
	2010(1)		2009(1)		Amount		%

Total national long distance service revenues (in millions)	Php	6,487	Php	7,853	(Php	1,366)	(17)
National long distance call volumes (in million minutes)		1,290		1,822		(532)	(29)

(1)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information” section.

Our national long distance service revenues decreased by Php1,366 million, or 17%, to Php6,487 million in 2010 from Php7,853 million in 2009 primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute for our national long distance services due to cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues accounted for 11% in 2010 from 13% in 2009.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2010 and 2009:

					Increase (Decrease)
	2010(1)		2009(1)		Amount		%

Data and other network service revenues (in millions)	Php	22,785	Php	22,697	Php	88	—
Domestic		15,646		16,393		(747)	(5)
Broadband		8,511		7,232		1,279	18
DSL		8,263		7,024		1,239	18
WeRoam		248		208		40	19
Leased Lines and Others		7,135		9,161		(2,026)	(22)

International
Leased Lines and Others		6,241		5,491		750	14

VitroTM Data Center		898		813		85	10

Subscriber base:
Broadband		665,027		576,687		88,340	15
DSL		643,048		559,664		83,384	15
WeRoam		21,979		17,023		4,956	29
SWUP		15,641		12,383		3,258	26

(1)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information”, section and the inclusion of the ePLDT Group in our fixed line business, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Our data and other network services posted revenues of Php22,785 million in 2010, an increase of Php88 million from Php22,697 million in 2009 primarily due to an increase in domestic broadband services, owing to higher revenues from PLDT DSL, as well as an increase in international data revenues, particularly from i-Gate, partially offset by a decrease in domestic leased line revenues resulting from the lower revenue contribution of Diginet, our domestic leased private line service. The percentage contribution of this service segment to our fixed line service revenues increased to 38% in 2010 from 37% in 2009.

Domestic

Domestic data services contributed Php15,646 million in 2010, a decrease of Php747 million, or 5%, as compared with Php16,393 million in 2009 mainly due to lower Diginet revenues partially offset by the continued growth in DSL, Shops.Work Unplugged, or SWUP, IP-VPN and Metro Ethernet subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring and outsourcing services increased. The percentage contribution of domestic data service revenues to total data and other network services decreased to 69% in 2010 from 72% in 2009.

Broadband

Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporate subscribers with multiple branches, and PLDT WeRoam, our mobile broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA and WiFi technologies). Broadband data revenues amounted to Php8,511 million in 2010, an increase of Php1,279 million, or 18%, from Php7,232 million in 2009 primarily due to the higher revenue contribution of DSL which contributed revenues of Php8,263 million in 2010 from Php7,024 million in 2009 as a result of the increase in the number of subscribers, partially offset by the lower ARPU as a result of the launching of lower-priced promotional plans. DSL revenues accounted for 37% and 31% of total data and other network service revenues in 2010 and 2009, respectively. DSL subscribers increased by 15% to 643,048 subscribers as at December 31, 2010 from 559,664 subscribers in 2009. WeRoam revenues amounted to Php248 million in 2010 from Php208 million in 2009 as subscribers increased by 29% to 21,979 subscribers in 2010 from 17,023 subscribers in 2009.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2010, SWUP has a total subscriber base of 15,641 up from 12,383 subscribers in 2009. Leased lines and other data revenues amounted to Php7,135 million in 2010, a decrease of Php2,026 million, or 22%, from Php9,161 million in 2009 primarily due to a decrease in Diginet revenues partially offset by the higher revenues from IP-VPN and Metro Ethernet. The percentage contribution of leased lines and other data service revenues to the total data and other network services accounted for 31% and 40% in 2010 and 2009, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other Global Service Providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies. International data service revenues increased by Php750 million, or 14%, to Php6,241 million in 2010 from Php5,491 million in 2009 primarily due to an increase in i-Gate revenues. The percentage contribution of international data service revenues to total data and other network service revenues accounted for 27% and 24% in 2010 and 2009, respectively.

VitroTM Data Center

VitroTM data center provides co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Revenues from this service increased by Php85 million, or 10%, to Php898 million in 2010 from Php813 million in 2010 mainly due to higher co-location and managed services. The percentage contribution of VitroTM revenues to our total fixed line service revenues accounted for 4% in each of 2010 and 2009.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from directory advertising, facilities management and rental fees, as well as from online gaming services. These service revenues increased by Php222 million, or 7%, to Php3,399 million in 2010 from Php3,177 million in 2009 mainly due to an increase in revenues from iPlus, the effect of the inclusion of BayanTrade in the consolidation effective April 1, 2009, rental income owing to higher co-location charges and facilities management fees. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for 6% and 5% in 2010 and 2009, respectively.

Non-service Revenues

Non-service revenues increased by Php92 million, or 10%, to Php1,033 million in 2010 from Php941 million in 2009 primarily due to higher sales of PLP units and SIM cards.

Expenses

Expenses related to our fixed line business totaled Php50,243 million in 2010, an increase of Php530 million, or 1%, as compared with Php49,713 million in 2009. The increase was primarily due to higher expenses related to compensation and employee benefits, depreciation and amortization, professional and other contracted services, interconnection costs, and repairs and maintenance, partly offset by lower expenses related to asset impairment, rent, selling and promotions, and insurance and security services. Expenses associated with our fixed line business accounted for 84% and 80% in 2010 and 2009, respectively, of our total fixed line revenues.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2010 and 2009 and the percentage of each expense item to the total:

							Increase (Decrease)
	2010(1)%			2009(1)%			Amount		%
	(in millions)

Compensation and employee benefits(2)	Php	12,770	25	Php	11,609	24	Php	1,161	10
Depreciation and amortization		12,638	25		11,922	24		716	6
Interconnection costs		7,947	16		7,527	15		420	6
Repairs and maintenance		4,886	10		4,617	9		269	6
Professional and other contracted services		3,297	7		2,598	5		699	27
Rent		2,762	5		3,031	6		(269)	(9)
Selling and promotions		1,439	3		1,659	3		(220)	(13)
Cost of sales		1,184	2		1,109	2		75	7
Taxes and licenses		825	2		795	2		30	4
Communication, training and travel		754	2		769	2		(15)	(2)
Asset impairment		596	1		2,982	6		(2,386)	(80)
Insurance and security services		454	1		505	1		(51)	(10)
Amortization of intangible assets		29	—		21	—		8	38
Other expenses		662	1		569	1		93	16

Total	Php	50,243	100	Php	49,713	100	Php	530	1

(1)	The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Presentation of Financial Information”, section and the inclusion of the ePLDT Group in our fixed line business, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.
(2)	Includes salaries and employee benefits, LTIP, pension and MRP costs.

Compensation and employee benefits expenses increased by Php1,161 million, or 10%, to Php12,770 million primarily due to higher MRP costs, and salaries and employee benefits due to collective bargaining agreement-related increases, partially offset by lower provisions for pension costs and LTIP. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions and Note 25 – Share-based Payments and Employee Benefits to the accompanying consolidated financial statements for further discussion in Item 18.

Depreciation and amortization charges increased by Php716 million, or 6%, to Php12,638 million due to a higher depreciable asset base in 2010 as compared with 2009.

Interconnection costs increased by Php420 million, or 6%, to Php7,947 million primarily due to higher international received paid calls that terminated to other domestic carriers, as well as higher settlement to various foreign administrations.

Repairs and maintenance expenses increased by Php269 million, or 6%, to Php4,886 million primarily due to higher electricity charges, domestic cable and wire facilities, and higher building repairs and maintenance costs.

Professional and other contracted services increased by Php699 million, or 27%, to Php3,297 million primarily due to higher legal fees and contracted services and technical service fees for customer relationship management outsourcing project services, partially offset by lower management fees.

Rent expenses decreased by Php269 million, or 9%, to Php2,762 million due to a decrease in international leased circuit rental charges, partially offset by an increase in site and domestic leased circuit rental charges.

Selling and promotion expenses decreased by Php220 million, or 13%, to Php1,439 million primarily due to lower spending on advertising and promotions, and commission expenses, partially offset by higher public relations.

Cost of sales increased by Php75 million, or 7%, to Php1,184 million due to higher cost of SIM and PLP units sold to PLP prepaid subscribers partially offset by lower computer-bundled sales in relation to our DSL promotion.

Taxes and licenses increased by Php30 million, or 4%, to Php825 million as a result of higher business-related taxes.

Communication, training and travel expenses decreased by Php15 million, or 2%, to Php754 million mainly due to lower foreign travel expenses, and mailing and courier charges, partially offset by higher foreign training expenses, fuel consumption and local travel expenses.

Asset impairment decreased by Php2,386 million, or 80%, to Php596 million mainly due to impairment loss on priority deposit to ProtoStar in 2009 partially offset by higher impairment charges on payphone assets and investments in PLDT Italy in 2010.

Insurance and security services decreased by Php51 million, or 10%, to Php454 million primarily due to lower insurance and bond premiums, and lower security services.

Amortization of intangible assets increased by Php8 million, or 38%, to Php29 million primarily due to the additional game licenses acquired by Level Up!.

Other expenses increased by Php93 million, or 16%, to Php662 million due to increases in various business and fixed line operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses – net for the years ended December 31, 2010 and 2009:

					Change
	2010(1)		2009(1)		Amount		%
	(in millions)
Other Income (Expenses):
Foreign exchange gains – net	Php	985	Php	509	Php	476	94
Interest income		499		412		87	21
Equity share in net earnings of joint ventures		186		70		116	166
Losses on derivative financial instruments – net		(1,744)		(2,176)		432	(20)
Financing costs – net		(3,864)		(3,804)		(60)	2
Others		1,244		1,616		(372)	(23)

Total	(Php	2,694)	(Php	3,373)	Php	679	(20)

(1)	The 2010 and 2009 results have been restated to reflect the inclusion of the ePLDT Group in our fixed line business, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Our fixed line business’ other expenses – net amounted to Php2,694 million in 2010, a decrease of Php679 million, or 20%, from Php3,373 million in 2009. The change was due to the combined effects of the following: (i) net increase in foreign exchange gains by Php476 million on account of higher gains on net foreign exchange revaluation of foreign-currency denominated liabilities due to the effect of the appreciation of the Philippine peso to the U.S. dollar; (ii) lower loss on derivative financial instruments by Php432 million in 2010 as compared with 2009 due to lower mark-to-market loss and hedge costs of PLDT resulting from the partial unwinding of principal-only currency swap contracts; (iii) increase in equity share in net earnings of joint ventures by Php116 million; (iv) an increase in interest income by Php87 million due to higher average interest rate and higher level of cash balances; (v) an increase in net financing costs by Php60 million due to an increase in interest expense on loans and related items – net on account of a higher level of average loan balances as well as lower capitalized interest, partially offset by lower level of average interest rate; and (vi) decrease in other income by Php372 million mainly due to the partial recovery of priority deposit from ProtoStar, higher miscellaneous income from consultancy, and subsidiaries and affiliates.

Provision for Income Tax

Provision for income tax amounted to Php2,076 million in 2010, a decrease of Php152 million, or 7%, as compared with Php2,228 million in 2009 primarily due to lower taxable income.

Net Income

As a result of the foregoing, in 2010, our fixed line business contributed a net income of Php5,145 million, a decrease of Php1,471 million, or 22%, as compared with Php6,616 million in 2009.

Adjusted EBITDA

As a result of the foregoing, our fixed line business’ adjusted EBITDA decreased by Php2,465 million, or 10%, to Php23,047 million in 2010 from Php25,512 million in 2009.

Core Income

Our fixed line business’ core income decreased by Php2,499 million, or 30%, to Php5,845 million in 2010 from Php8,344 million in 2009 primarily as a result of the decrease in fixed line revenues and an increase in fixed line-related expenses, partially offset by lower provision for income tax.

Business Process Outsourcing

Revenues

Our BPO business provides knowledge processing solutions and customer relationship management.

Our BPO business generated revenues of Php8,112 million in 2010, a decrease of Php422 million, or 5%, as compared with Php8,534 million in 2009. The decrease was primarily due to the lower revenue contribution of customer relationship management business, partially offset by the higher revenue contribution of our knowledge processing solutions business.

The following table summarizes our total revenues from our BPO business for the years ended December 31, 2010 and 2009 by service segment:

							Increase (Decrease)
	2010(1)%			2009(1)%			Amount	%
	(in millions)

Service Revenues:
Knowledge processing solutions	Php	5,289	65	Php	5,215	61	Php74	1
Customer relationship management		2,823	35		3,319	39	(496)	(15)

Total BPO Revenues	Php	8,112	100	Php	8,534	100	(Php422)	(5)

(1)	The 2010 and 2009 results have been restated to reflect the implementation of the reorganization of ePLDT Group in our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Knowledge Processing Solutions

Our knowledge processing solutions business operates primarily through the SPi Group. Our knowledge processing solutions business contributed revenues of Php5,289 million in 2010, an increase of Php74 million, or 1%, from Php5,215 million in 2009. Dollar revenues increased by 8% mainly due to a higher content services and medical billing, partially offset by the appreciation of the Philippine peso to the U.S. dollar by 6%. Knowledge processing solutions business revenues accounted for 65% and 61% of total revenues of our BPO business in 2010 and 2009, respectively.

Customer Relationship Management

Our customer relationship management business operates primarily through SPi CRM. Revenues relating to our customer relationship management business decreased by Php496 million, or 15%, to Php2,823 million in 2010 from Php3,319 million in 2009 primarily due to lower dollar-denominated revenues by 14%, lower domestic sales by 1%, and the effect of the appreciation of the Philippine peso to the U.S. dollar. In total, we own and operate 7,045 seats with an average of 4,592 CSRs in 2010, as compared with 7,140 seats with an average of 5,190 CSRs in 2009. SPi CRM had six and seven customer relationship management sites as at December 31, 2010 and 2009, respectively. Customer relationship management business revenues accounted for 35% and 39% of total revenues of our BPO business in 2010 and 2009, respectively.

Expenses

Expenses associated with our BPO business totaled Php8,481 million in 2010, an increase of Php199 million, or 2%, as compared with Php8,282 million in 2009 primarily due to higher expenses related to asset impairment, insurance and security services, and amortization of intangible assets, partially offset by lower compensation and employee benefits, professional and other contracted services, communication, training and travel, and rent expenses. As a percentage of our total BPO revenues, expenses related to our BPO business accounted for 105% and 97% in 2010 and 2009, respectively.

The following table shows the breakdown of our total BPO-related expenses for the years ended December 31, 2010 and 2009 and the percentage of each expense item to the total:

							Increase (Decrease)
	2010(1)%			2009(1)%			Amount	%
	(in millions)

Compensation and employee benefits(2)	Php	4,922	58	Php	5,446	66	(Php524)	(10)
Asset impairment		1,018	12		53	1	965	1,821
Rent		445	5		486	6	(41)	(8)
Professional and other contracted services		427	5		514	6	(87)	(17)
Repairs and maintenance		404	5		408	5	(4)	(1)
Depreciation and amortization		396	5		448	5	(52)	(12)
Communication, training and travel		335	4		389	5	(54)	(14)
Amortization of intangible assets		225	2		221	3	4	2
Taxes and licenses		63	1		64	1	(1)	(2)
Insurance and security services		59	1		51	—	8	16
Selling and promotions		40	—		44	—	(4)	(9)
Other expenses		147	2		158	2	(11)	(7)

Total	Php	8,481	100	Php	8,282	100	Php199	2

(1)	The 2010 and 2009 results have been restated to reflect the implementation of the reorganization of ePLDT Group in our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.
(2)	Includes salaries and employee benefits, LTIP, pension and MRP costs.

Compensation and employee benefits decreased by Php524 million, or 10%, to Php4,922 million mainly due to a decline in salaries and employee benefits, and the lower provision for LTIP, as well as decreases in MRP costs and pension benefits. Although BPO employee headcount increased by 346 to 14,033 in 2010 as compared with 13,687 in 2009, related costs decreased due to lower labor cost per head, particularly from our knowledge processing solutions business.

Asset impairment increased by Php965 million to Php1,018 million primarily due to impairment of goodwill and other intangible assets in SPi related to its investment in CyMed.

Rent expenses decreased by Php41 million, or 8%, to Php445 million primarily due to the expiration of several leases and closure of several offices of knowledge processing solutions business partly offset by higher office building and site rental charges by the customer relationship management business.

Professional and other contracted services decreased by Php87 million, or 17%, to Php427 million primarily due to lower contracted service fees, management fees, legal fees and other professional fees incurred by our knowledge processing solutions business.

Repairs and maintenance expenses decreased by Php4 million, or 1%, to Php404 million primarily due to lower purchases of low-value softwares of our knowledge processing business, janitorial services and a decrease in buildings repairs and maintenance costs, partially offset by higher office and site electricity charges, site facilities repairs and maintenance costs, and janitorial services of our customer relationship management business.

Depreciation and amortization charges decreased by Php52 million, or 12%, to Php396 million primarily due to a decrease in the depreciable asset base of our knowledge processing solutions and customer relationship management businesses on account of fully depreciated assets and lower capital expenditures.

Communication, training and travel expenses decreased by Php54 million, or 14%, to Php335 million primarily due to lower local and foreign training and travel expenses, courier charges and communications charges incurred by our customer relationship management and knowledge processing solutions businesses.

Amortization of intangible assets increased by Php4 million, or 2%, to Php225 million due to intangible assets recognized in relation to the acquisition of Laguna Medical.

Taxes and licenses decreased by Php1 million, or 2%, to Php63 million primarily due to lower business-related taxes.

Insurance and security services increased by Php8 million, or 16%, to Php59 million primarily due to higher security services and insurance premiums.

Selling and promotion expenses decreased by Php4 million, or 9%, to Php40 million mainly due to a decrease in commission expense of our knowledge processing solutions business, partially offset by higher advertisements by our customer relationship management business.

Other expenses decreased by Php11 million, or 7%, to Php147 million mainly due to lower various business and BPO operational-related costs.

Other Income (Expenses)

The following table summarizes the breakdown of our total BPO-related other income for the years ended December 31, 2010 and 2009:

					Change
	2010(1)		2009(1)		Amount		%
	(in millions)
Other Income (Expenses):
Interest income	Php	20	Php	18	Php	2	11
Gains on derivative financial instruments – net		—		4		(4)	(100)
Foreign exchange gains (losses) – net		(43)		11		(54)	(491)
Financing costs – net		(168)		(163)		(5)	3
Others		234		(368)		602	164

Total	Php	43	(Php	498)	Php	541	109

(1)	The 2010 and 2009 results have been restated to reflect the implementation of the reorganization of ePLDT Group in our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Our BPO business’ other income amounted to Php43 million in 2010, an increase of Php541 million, or 109%, as against other expenses of Php498 million in 2009 primarily due to the combined effects of the following: (i) an increase in other income by Php602 million mainly due to an adjustment in the fair value of the contingent liability of SPi America Holdings from the acquisition of Laguna Medical and an insurance claim received in 2010 partly offset by the de-recognition of liabilities in 2009; (ii) an increase in interest income of Php2 million due to increase in short-term placements and bank deposits; (iii) an increase in financing costs – net by Php5 million due to higher accretion on contingent liabilities from our knowledge processing solutions business; (iv) gain on derivative financial instruments by Php4 million mainly due to the expiration of derivative contracts of Parlance and SPi in December 2009; and (v) net foreign exchange losses of Php43 million in 2010 as compared with net foreign exchange gains of Php11 million in 2009 primarily due to the revaluation of net foreign currency-denominated assets as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar in 2010.

Provision for (Benefit from) Income Tax

Benefit from income tax of Php64 million in 2010 as against provision for income tax of Php2 million in 2009 primarily due to the corresponding deferred tax benefit from the amortization of intangible assets.

Net Loss

As a result of the foregoing, our BPO business registered a net loss of Php262 million, an increase of Php14 million, or 6%, from Php248 million in 2009.

Adjusted EBITDA

As a result of the foregoing, our BPO business’ adjusted EBITDA increased by Php320 million, or 34%, to Php1,270 million in 2010 from Php950 million in 2009.

Core Income

Our BPO business’ core income amounted to Php765 million in 2010, an increase of Php995 million, or 433%, as against a negative core income of Php230 million in 2009 mainly as a result of a decrease in cash expenses and a net benefit from income tax, partially offset by a decrease in BPO revenues.

Others

Expenses

Expenses associated with our other business totaled Php19 million in 2010 primarily due to PCEV’s expenses related to professional and other contracted services, taxes and licenses, communication, training and travel, and other operating expenses.

Other Income

The following table summarizes the breakdown of other income for other services for the years ended December 31, 2010 and 2009:

					Change
	2010(1)		2009(1)		Amount		%
	(in millions)
Other Income (Expenses):
Equity share in net earnings of associates	Php	1,229	Php	398	Php	831	209
Interest income		147		504		(357)	(71)
Gains on derivative transactions		—		1,170		(1,170)	(100)
Foreign exchange losses – net		(23)		(129)		106	(82)
Financing costs		(2)		(8)		6	(75)
Others		20		27		(7)	(26)

Total	Php	1,371	Php	1,962	(Php	591)	(30)

(1)	The 2010 and 2009 results have been restated to reflect the implementation of the reorganization of ePLDT Group in our business segments, as discussed in Item 4. “Information on the Company — Development Activities (2009-2011) — Business Reorganization”.

Other income associated with other services decreased by Php591 million, or 30%, to Php1,371 million in 2010 from Php1,962 million in 2009 primarily due to the combined effects of the following: (i) higher equity share in net earnings by Php831 million primarily due to the increase in PCEV’s direct and indirect share in the net earnings of Meralco, partly offset by PCEV’s share in expenses of Beacon and fair value adjustment related to the acquisition of Meralco; (ii) a net decrease in foreign exchange losses by Php106 million; (iii) lower financing costs by Php6 million; (iv) a decrease in interest income by Php357 million mainly due to the interest income recognized in 2009 on the exchangeable note purchased by PCEV; (v) lower gain on derivative transactions by Php1,170 million mainly due to the gain in 2009 in the mark-to-market valuation relating to the derivative option of the exchangeable note purchased as part of the Meralco share acquisition by PCEV; and (vi) a decrease in other income by Php7 million.

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

Net Income

As a result of the foregoing, other services registered a net income of Php1,351 million, a decrease of Php553 million, or 29%, in 2010 from Php1,904 million in 2009.

Adjusted EBITDA

As a result of the foregoing, adjusted EBITDA from other services amounted to a negative Php19 million in 2010.

Core Income

Core income from other services amounted to Php2,066 million in 2010, an increase of Php755 million, or 58%, from Php1,311 million in 2009 mainly as a result of a decrease in provision for income tax, partially offset by lower other income and higher expenses associated with our other services.

Plans and Prospects

We are the largest and most diversified telecommunications company in the Philippines. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to attain undisputed market leadership. We plan to adopt an integrated approach to our customers with the delivery of a superior customer experience. We will reinforce our leading position in network quality and reach while offering a broader range and higher quality of products and services. In addition, we intend to align the deployment of our fixed line and wireless platforms and technologies such that these initiatives dovetail and result in cost efficiencies. We will continue to consider value-accretive investments in related businesses such as those in the global outsourcing and off-shoring industry.

Our 2012 budget for consolidated capital expenditures is approximately Php38.1 billion, of which approximately Php18 billion is budgeted to be spent by Smart, approximately Php13 billion is budgeted to be spent by PLDT, approximately Php6 billion is budgeted to be spent by Digitel and the balance represents the budgeted capital spending of our other subsidiaries. PLDT’s capital spending is intended principally to finance the continued build-out and upgrade of its broadband data and IP infrastructures and for its fixed line data services and the maintenance of its network. Smart’s capital spending is focused on expanding and upgrading its transmission network from the backbone up to last-mile facilities to meet increased demand for cellular and broadband services in a highly-competitive playing field and as part of its network modernization program. Smart’s 2012 capital investments are driven by rapidly-evolving technologies in both voice- and data-centric environments, improvement of quality and subscriber experience, expansion of capacity and achieving operational and cost efficiencies with its accelerated network modernization program. The aggressive rollout, expansion and modernization programs will likewise prepare Smart for the continued massive growth and demand in broadband business. Digitel’s capital spending is intended principally to finance the expansion of fixed mobile convergence and continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas. The higher than usual level of capital expenditures stems from the acceleration of our technology roadmap, given current market dynamics and the anticipated surge in demand for data. The budget also includes provisions for the modernization of our networks, adapting to the more voice- and data-centric environment.

Our capital expenditure projects can be classified as follows:

(1)	Technical Objectives – these include the upgrade and modernization of the wireless network in order to realize operating and cost efficiencies, provide greater resilience and redundancy, as well as investments in additional cable systems;

(2)	Commercial Objectives – these include the provisioning of expanded capacity and coverage as well as new platforms to expand service offerings; and

(3)	IT/Support Systems – these include the upgrade of our IT and support systems.

Given the favorable state of our financial position, we expect to fund incremental capital expenditures from both debt and free cash flow.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2011, 2010 and 2009 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2011 and 2010:

	2011		2010		2009
	(in millions)
Cash Flows
Net cash provided by operating activities	Php	79,209	Php	77,260	Php	74,386
Net cash used in investing activities		29,712		23,283		49,132
Capital expenditures		31,207		28,766		28,069
Net cash used in financing activities		40,204		55,322		20,293
Net increase (decrease) in cash and cash equivalents		9,379		(1,641)		4,635

	2011		2010
	(in millions)
Capitalization
Interest-bearing financial liabilities:
Long-term portion of financial liabilities:
Long-term debt	Php	91,273	Php	75,879
Obligations under finance lease		7		9

		91,280		75,888

Current portion of interest-bearing financial liabilities:
Notes payable		3,109		—
Long-term debt maturing within one year		22,893		13,767
Obligations under finance lease maturing within one year		7		34

		26,009		13,801

Total interest-bearing financial liabilities		117,289		89,689
Total equity attributable to equity holders of PLDT		151,833		97,069

	Php	269,122	Php	186,758

Other Selected Financial Data
Total assets	Php	395,646	Php	277,815
Property, plant and equipment – net		197,731		163,184
Cash and cash equivalents		46,057		36,678
Short-term investments		558		669

Our consolidated cash and cash equivalents and short-term investments totaled Php46,615 million as at December 31, 2011. Principal sources of consolidated cash and cash equivalents in 2011 were cash flows from operating activities amounting to Php79,209 million, proceeds from availment of long-term debt and notes payable of Php19,600 million, net proceeds from disposal of investment in associates of Php14,981 million, interest received of Php1,359 million, dividends received of Php520 million and net cash acquired from purchase of investments of Php1,169 million. These funds were used principally for: (1) dividend payments of Php41,598 million; (2) capital outlays of Php31,207 million; (3) payments for purchase of available-for-sale financial assets of Php15,179 million; (4) debt principal and interest payments of Php15,056 million and Php5,325 million, respectively; (5) settlement of contingent consideration arising from business acquisitions of Php1,910 million; and (6) settlements of derivative financial instruments of Php632 million.

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

Operating Activities

Our consolidated net cash flows from operating activities increased by Php1,949 million, or 3%, to Php79,209 million in 2011, including Digitel Group’s cash flows from operating activities for the period from October 26, 2011 to December 31, 2011 of Php1,785 million, which was increased from Php77,260 million in 2010, primarily due to the LTIP settlement in March 2010, which resulted in a reduction in our cash flows from operating activities in 2010, as well as due to a higher collection of receivables, which was partially offset by higher settlement of various payables in 2011.

Our consolidated net cash flows from operating activities increased by Php2,874 million, or 4%, to Php77,260 million in 2010 from Php74,386 million in 2009 primarily due to lower pension contribution and lower level of settlement of various payables.

Cash flows provided by operating activities of our fixed line business increased by Php15,912 million, or 81%, to Php35,475 million in 2011 from Php19,563 million in 2010, primarily due to the LTIP settlement in March 2010, and higher collection of receivables mainly due to the collection of ePLDT’s receivable from SPi as a result of the transfer of SPi and SPi CRM, partially offset by higher level of settlement of accounts payable and other liabilities. Cash flows from operating activities of our wireless business decreased by Php678 million to Php54,971 million in 2011 from Php55,649 million in 2010, primarily due to lower operating income and higher level of settlement of accounts payable and other current liabilities, partially offset by higher level of collection of outstanding receivables. Cash flows used in operating activities of our BPO business in 2011 amounted to Php11,213 million as against cash flows provided by operating activities amounting to Php1,850 million in 2010, primarily due to a higher level of settlement of accounts payable and other liabilities mainly due to the settlement of SPi’s payable to ePLDT as a result of the transfer of SPi and SPi CRM, partially offset by higher level of collection of outstanding receivables.

Cash flows from operating activities of our wireless business was Php55,649 million in 2010, an increase of Php23,481 million, or 73%, as compared with Php32,168 million in 2009 due to higher operating income, higher level of outstanding payables and higher collection of receivables mainly from dealers, carriers and subscribers, partially offset by LTIP payout in 2010. Cash flows from operating activities of our fixed line business amounted to Php19,563 million in 2010, an increase of Php1,368 million, or 8%, as compared with Php18,195 million in 2009 primarily due to higher collection of accounts receivables and lower pension contributions made to the beneficial trust fund, partially offset by LTIP payout in 2010 and higher level of settlement of accounts payable and other current liabilities in 2010. Cash flows from operating activities of our BPO business increased by Php345 million, or 23%, to Php1,850 million in 2010 from Php1,505 million in 2009 mainly due to lower working capital requirements in 2010.

Investing Activities

Consolidated net cash used in investing activities amounted to Php29,712 million in 2011, including the Digitel Group’s cash flows from investing activities for the period from October 26, 2011 to December 31, 2011 of Php1,029 million, an increase of Php6,429 million, or 28%, from Php23,283 million in 2010, primarily due to the combined effects of the following: (1) the higher payments for purchase of available-for-sale financial assets by Php15,177 million; (2) the lower net proceeds from the maturity of short-term investments by Php3,073 million; (3) the increase in capital expenditures by Php2,441 million; (4) the payment for contingent consideration arising from business acquisitions by Php1,910 million; (5) the lower proceeds from disposal of property, plant and equipment of Php336 million; (6) the higher interest received by Php194 million; (7) net cash utilized for the purchase of an investment of Php1,357 million; and (8) the net proceeds from disposal of investments of Php14,981 million.

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

Our consolidated capital expenditures in 2011 totaled Php31,207 million, an increase of Php2,441 million, or 8%, as compared with Php28,766 million in 2010, primarily due to an increase in PLDT’s capital spending and inclusion of the Digitel Group’s capital spending of Php839 million for the period from October 26, 2011 to December 31, 2011. PLDT’s capital spending of Php12,853 million in 2011 was principally used to finance the expansion and upgrade of its submarine cable facilities, DFON facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. Smart’s capital spending of Php16,743 million in 2011 was used primarily to modernize and expand its 2G/3G cellular network and mobile broadband networks, as well as to purchase additional customer premises equipment for the fixed wireless broadband business. Digitel’s capital spending of Php839 million for the period from October 26, 2011 to December 31, 2011 was intended principally to finance the expansion of fixed mobile convergence and continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas. SPi and its subsidiaries’ capital spending of Php400 million in 2011 was primarily used to fund the continued expansion of its customer relationship management and knowledge processing solutions facilities. The balance of Php372 million represented other subsidiaries’ capital spending.

Our consolidated capital expenditures totaled Php28,766 million in 2010, an increase of Php697 million, or 2%, as compared with Php28,069 million in 2009 primarily due to increase in Smart’s capital spending. Smart’s capital spending of Php16,944 million in 2010 was used primarily to build a secondary network for unlimited services, to expand its 3G broadband network, and to further upgrade its core, access and transmission network facilities. PLDT’s capital spending of Php10,874 million in 2010 was principally used to finance the expansion and upgrade of its domestic fiber optic network facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. BPO’s capital spending of Php468 million in 2010 was primarily used to fund the continued expansion of its customer relationship management facilities. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

On July 14, 2009, PCEV completed its acquisition of 223 million shares in Meralco for a cash consideration of Php18,070 million for the purchase of approximately 200.8 million shares and the conversion into approximately 22.2 million shares of an exchangeable note issued by FPUC with a market value, including its derivative option, of Php3,286 million. Thus, the investment in 223 million shares in Meralco was recorded at Php21,356 million and a gain of Php1,286 million was recognized on the exchangeable note representing the mark-to-market gains of Php1,170 million from the derivative option and the amortization of the note’s discount of Php116 million. See Item 4. “Information on the Company – Development Activities (2009-2011)” and Note 10 – Investments in Associates and Joint Ventures to the accompanying consolidated financial statements in Item 18 for further information on the acquisition of Meralco shares.

In view of the change in PCEV’s business direction upon the acquisition of Meralco shares, Smart’s Board of Directors approved a tender offer to acquire the approximately 840 million shares from PCEV’s non-controlling shareholders (representing approximately 7.19% of the outstanding shares of PCEV) at Php8.50 per share payable entirely in cash on August 12, 2009. Approximately 93% of PCEV’s non-controlling shares tendered and Smart paid Php6,618 million to tendering shareholders on August 12, 2009, thereby increasing its ownership in PCEV to approximately 99.5% of PCEV’s outstanding common stock. Smart recognized an excess of acquisition cost over the carrying value of non-controlling interests acquired of Php5,479 million presented as part of capital in excess of par value account under “Equity” in our consolidated statements of financial position. See Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Non-Controlling Interests to the accompanying consolidated financial statements in Item 18 for further discussion.

Financing Activities

On a consolidated basis, net cash used in financing activities amounted to Php40,204 million in 2011, including the Digitel Group’s net cash used in financing activities for the period from October 26, 2011 to December 31, 2011 of Php793 million, a decrease of Php15,118 million, or 27%, as compared with Php55,322 million in 2010, resulting largely from the combined effects of the following: (1) higher proceeds from the issuance of long-term debt and notes payable by Php12,354 million; (2) higher net availment of capital expenditures under long-term financing by Php2,805 million; (3) lower settlements of derivative financial instruments by Php463 million; (4) lower interest payments by Php255 million; (5) net increase in repayments of long-term debt and notes payable by Php411 million; and (6) higher cash dividend payments by Php518 million.

Debt Financing

Proceeds from availment of long-term debt and notes payable for the year ended December 31, 2011 were Php17,464 million and Php2,136 million, respectively, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements maturing loan obligations, and the inclusion of the Digitel Group’s availment of long-term debt and notes payable for the period from October 26, 2011 to December 31, 2011 amounted to Php1,160 million and Php432 million, respectively. Payments of principal and interest on our total debt amounted to Php15,056 million and Php5,325 million, respectively, in 2011, including the Digitel Group’s payments of principal and interest of Php813 million and Php199 million, respectively.

Our consolidated long-term debt increased by Php24,520 million, or 27%, to Php114,166 million as at December 31, 2011 from Php89,646 million as at December 31, 2010, largely due to Digitel’s consolidated debt, excluding convertible bonds held by PLDT, as at December 31, 2011 of Php21,345 million, drawings from our term loan facilities, partially offset by debt amortizations and prepayments and the depreciation of the Philippine peso relative to the U.S. dollar to Php43.92 as at December 31, 2011 from Php43.81 as at December 31, 2010. The long-term debt levels of PLDT increased by 14% to Php55,707 million, while that of Smart decreased by 9% to Php37,066 million as at December 31, 2011 as compared with December 31, 2010.

On March 9, 2011, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures. Tranche A amounting to Php1,000 million was issued on March 16, 2011. Tranche B amounting to Php1,000 million was issued in multiple drawdowns of Php250 million each, the first of which was on March 24, 2011. On various dates in April 2011, the remaining Php750 million of Tranche B was fully drawn. The aggregate amount of Php2,000 million remained outstanding as at December 31, 2011. The facility is payable in full five years from the respective issue dates.

On March 15, 2011, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php1,500 million, which was drawn in full on March 22, 2011 and remained outstanding as at December 31, 2011. The facility is a five-year loan, payable in full upon maturity on March 22, 2016.

On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A five-year notes amounting to Php3,435 million, Series B seven-year notes amounting to Php700 million and Series C ten-year notes amounting to Php865 million. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amount of Php5,000 million remained outstanding as at December 31, 2011.

On March 24, 2011, Smart signed a Philippine Peso term loan facility with Philippine National Bank to finance capital expenditures for an amount of Php2,000 million, which was drawn in full on March 29, 2011 and remained outstanding as at December 31, 2011. The facility is a five-year loan, payable in full upon maturity on March 29, 2016.

On April 4, 2011, PLDT signed a loan agreement with The Manufacturers Life Insurance Co. (Phils.), Inc. amounting to Php300 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The amount of Php300 million was fully drawn on April 28, 2011 and remained outstanding as at December 31, 2011.

On April 4, 2011, PLDT signed a loan agreement with The Manufacturers Life Insurance Co. (Phils.), Inc. amounting to Php500 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on June 17, 2016. The amount of Php500 million was fully drawn on June 16, 2011 and remained outstanding as at December 31, 2011.

On June 6, 2011, Smart signed a US$60 million five-year term loan facility to finance the equipment and service contracts for the modernization and expansion project with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The loan is payable over five years in eight equal semi-annual installments with the first installment due on the eighteenth month from signing date. No availment has been made on this facility as at December 31, 2011. The amount of US$41 million was drawn on March 5, 2012 and remained outstanding as at March 22, 2012.

On June 10, 2011, Smart signed a US$49 million five-year term loan facility to finance the supply and services contracts for the modernization and expansion project with Nordea Bank AB as the original lender, arranger and facility agent. On July 5, 2011, Nordea Bank assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) guaranteed by EKN. This facility is payable semi-annually in ten equal installments commencing six months after the applicable mean commissioning date. No availment has been made on this facility as at December 31, 2011. The amount of US$4.5 million was drawn on March 13, 2012 and remained outstanding as at March 22, 2012.

On August 19, 2011, Smart signed a US$50 million five-year term loan facility to finance the supply contracts for the modernization and expansion project with Finnish Export Credit, Plc., a lender on Record. The facility was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., the Hong Kong and Shanghai Banking Corporation Limited and Mizuho Corporate Bank, Ltd. This facility is payable semi-annually in ten equal installments commencing six months after August 19, 2012. No availment has been made on this facility as at December 31, 2011. The amount of US$46 million was drawn on March 14, 2012 and remained outstanding as at March 22, 2012.

On November 8, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated November 4, 2011, comprised of Series A 5-year notes amounting to Php2,795 million, Series B 7-year notes amounting to Php230 million and Series C 10-year notes amounting to Php1,975 million. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amount of Php5,000 million remained outstanding as at December 31, 2011.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement. No drawdown has been made under this facility as at March 22, 2012.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank N.A. Manila to refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. This loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date. No drawdown has been made under this agreement as at March 22, 2012.

On March 19, 2012, Smart issued Php5,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten year notes amounting to Php3,590 million. Proceeds from the issuance of these notes have been used primarily for Smart’s debt refinancing and capital expenditures. The amount of Php5,500 million remained outstanding as at March 22, 2012.

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity. No drawdown has been made under this agreement as at March 22, 2012.

As at March 22, 2012, we have a total consolidated unavailed facility of US$242.5 million and Php2,000 million from our US dollar and Philippine peso loans, respectively.

As a result of the acquisition of Digitel, as discussed in Other Information, PLDT assumed the obligations of JGS as guarantor under the Digitel and DMPI loan agreements covered by guarantees from JGS. These loans and guarantees contained certain representations and covenants applicable to JGS including that on the ownership of JGS in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies for the replacement of JGS by PLDT as guarantor under these loans. As at December 31, 2011, the outstanding balance of DMPI loans covered by PLDT guarantees is Php18,686 million. There are no outstanding Digitel loans covered by PLDT guarantees as at December 31, 2011.

Approximately Php72,980 million principal amount of our consolidated outstanding long-term debt as at December 31, 2011 is scheduled to mature over the period from 2012 to 2015. Of this amount, Php32,460 million is attributable to Smart, Php27,736 million to PLDT, Php12,734 million to Digitel and the remainder to ePLDT’s subsidiaries.

For further details on our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying consolidated financial statements in Item 18.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT, while certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying consolidated financial statements in Item 18 for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Consolidated cash dividend payments in 2011 amounted to Php41,598 million as compared with Php41,080 million paid to shareholders in 2010.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the years ended December 31, 2010 and 2011:

	Date		Amount
Earnings	Approved	Record	Payable	Per share		Total Declared
	(in millions)
2010
Common
Regular Dividend	August 3, 2010	August 19, 2010	September 21, 2010	Php	78.00	Php	14,570
	March 1, 2011	March 16, 2011	April 19, 2011		78.00		14,567
Special Dividend	March 1, 2011	March 16, 2011	April 19, 2011		66.00		12,326

					222.00		41,463

Preferred
10% Cumulative Convertible Preferred Stock	Various	Various	Various		1.00		409
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	Various	Various	Various		—		49

							458

						Php	41,921

2011
Common
Regular Dividend	August 2, 2011	August 31, 2011	September 27, 2011		78.00	Php	14,567
	March 6, 2012	March 20, 2012	April 20, 2012		63.00		13,635
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012		48.00		10,376

					189.00		38,578

Preferred
10% Cumulative Convertible Preferred Stock	Various	Various	Various		1.00		408
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	Various	Various	Various		—		49

							457

						Php	39,035

(1)	Dividends are declared based on total amount paid up.

See “Item 3 – Key Information – Dividends Declared” and “ – Dividends Paid” and Note 19 – Equity to the accompanying consolidated financial statements in Item 18 for further information on our dividend payments.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard & Poor’s Ratings Services, or S&P	Long-term Foreign Issuer Credit	BB+	Positive
	ASEAN regional scale	axBBB+

Moody’s Investor Service, or Moody’s	Foreign Currency Senior Unsecured Debt Rating	Baaa3	Stable
	Local Currency Issuer Rating	Baa2	Stable

Fitch Ratings, or Fitch	Long-term Foreign Currency Issuer Default Rating	BBB-	Stable
	Long-term Local Currency Issuer Default Rating	A-	Stable
	National Long-term Rating	AAA(ph1)	Stable
	Foreign senior unsecured rating	BBB-

On December 16, 2011, S&P revised the outlook for PLDT to “positive” from “stable” and affirmed our long-term foreign issuer credit rating at “BB+”. On the S&P Asean regional scale, PLDT’s rating stood at “axBBB+”.

On November 30, 2011, Fitch affirmed PLDT’s long-term foreign and local currency issuer default ratings at “BBB-” and “A-”, respectively. These ratings are considered “investment grade.” Also, our national long-term rating has been affirmed at “AAA(ph1), as well as our global bonds and senior notes at “BBB-”. The outlook is stable. The ratings reflect PLDT’s improved market position in the Philippine telecommunications industry following its successful acquisition of Digitel in an all-equity deal. The acquisition complemented PLDT’s leadership position across the wireless, fixed line and broadband segments. The stable outlook recognizes PLDT’s ability to sustain its leading market position and maintain our strong financial profile, despite increasing shareholder distributions.

On June 15, 2011, Moody’s upgraded PLDT’s foreign currency bond rating to Baa3 from Ba1, while the local currency issuer rating was affirmed at Baa2. Both ratings are considered “investment grade.” The outlook in both ratings is stable. The rating upgrade of the foreign currency bond rating follows Moody’s upgrade of the Philippine government’s long-term foreign currency rating to Ba2 and the foreign currency country ceiling to Baa3.

Equity Financing

Through our SIP which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise approximately Php2 million and Php3 million in 2011 and 2010, respectively.

As part of our goal to maximize returns to our shareholders, in 2008, we obtained Board of Directors’ approval for a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. According to the share buyback program, as at December 31, 2011, we acquired a total of approximately 2.72 million shares of PLDT’s common stock for a total consideration of Php6,505 million representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for 2011 and 2010. See “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchaser” and Note 8 – Earnings Per Common Share, Note 19 – Equity and Note 27 – Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18 for further details.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table shows our consolidated contractual undiscounted obligations outstanding as at December 31, 2011:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions)
December 31, 2011
Debt(1):	Php	142,271	Php	16,378	Php	62,213	Php	39,476	Php	24,204
Principal		119,410		15,348		48,141		33,971		21,950
Interest		22,861		1,030		14,072		5,505		2,254
Lease obligations:		17,826		6,352		5,324		2,998		3,152
Operating lease		17,810		6,349		5,317		2,992		3,152
Finance lease		16		3		7		6		—
Unconditional purchase obligations(2)		674		279		263		132		—
Other obligations:		91,828		66,223		21,343		705		3,557
Derivative financial liabilities(3):		3,789		589		1,026		701		1,473
Long-term currency swap		3,552		500		907		673		1,472
Interest rate swap		237		89		119		28		1
Various trade and other obligations:		88,039		65,634		20,317		4		2,084
Suppliers and contractors		45,604		25,476		20,128		—		—
Utilities and related expenses		23,839		23,834		5		—		—
Employee benefits		4,452		4,452		—		—		—
Customers’ deposits		2,272		—		184		4		2,084
Dividends		2,583		2,583		—		—		—
Carriers		1,642		1,642		—		—		—
Others		7,647		7,647		—		—		—

Total contractual obligations	Php	252,599	Php	89,232	Php	89,143	Php	43,311	Php	30,913

(1)	Consist of notes payable and long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.
(2)	Based on the Amended ATPA with AIL.
(3)	Gross liabilities before any offsetting application.

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2011 and 2010, see Note 27 – Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php913 million and Php1,145 million as at December  31, 2011 and 2010, respectively. These commitments will expire within one year.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in 2011 was 4.8% as compared with 3.8% in 2010. Moving forward, we currently expect inflation to increase, which may have an adverse impact on our operations.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risks – Foreign Currency Exchange Risk” for a description of the impact of foreign currency fluctuations on us.

Item 6.	Directors, Senior Management and Employees

Directors, Key Officers and Advisors

The name, age and period of service, of each of the current directors, including independent directors, of PLDT are as follows:

Name	Age	Period during which individual has served as such

Manuel V. Pangilinan	65	November 24, 1998 to present
Napoleon L. Nazareno	62	November 24, 1998 to present
James L. Go(1)	72	November 3, 2011 to present
Helen Y. Dee	67	June 18, 1986 to present
Ray C. Espinosa	55	November 24, 1998 to present
Tatsu Kono(2)	59	March 28, 2006 to July 5, 2011
Rev. Fr. Bienvenido F. Nebres, S.J.(3)	71	November 24, 1998 to present
Takashi Ooi(4)	50	November 6, 2007 to December 6, 2011
Juan B. Santos	73	January 25, 2011 to present
Oscar S. Reyes(5)	65	April 5, 2005 to November 3, 2011
Setsuya Kimura(6)	54	July 5, 2011 to present
Hideaki Ozaki(7)	46	December 6, 2011 to present
Pedro E. Roxas(3)	55	March 1, 2001 to present
Alfred V. Ty(3)	44	June 13, 2006 to present
Tony Tan Caktiong	59	July 8, 2008 to present
Ma. Lourdes C. Rausa-Chan(8)	58	March 29, 2011 to present

(1)	Elected effective November 3, 2011.
(2)	Resigned effective July 5, 2011.
(3)	Independent Director.
(4)	Resigned effective December 6, 2011.
(5)	Resigned effective November 3, 2011.
(6)	Elected effective July 5, 2011.
(7)	Elected effective December 6, 2011.
(8)	Elected effective March 29, 2011.

The name, age, position and period of service of the key officers and advisor of PLDT as at February 29, 2012 are as follows:

Name	Age	Position(s)	Period during which individual has served as such

Manuel V. Pangilinan	65	Chairman of the Board	February 19, 2004 to present
Napoleon L. Nazareno	62	President and Chief Executive Officer	February 19, 2004 to present
		President and Chief Executive Officer of Smart	January 2000 to present
Ernesto R. Alberto	50	Executive Vice President	January 1, 2012 to present
		Enterprise and International Carrier Business Head	September 16, 2011 to present
		Customer Sales and Marketing Head	February 1, 2008 to September 15, 2011
		Corporate Business Head	May 15, 2003 to January 31, 2008
Ray C. Espinosa	55	Regulatory Affairs and Policies Head	March 4, 2008 to present
Ma. Lourdes C. Rausa-Chan	58	Corporate Secretary	November 24, 1998 to present
		Senior Vice President	January 5, 1999 to present
		Corporate Affairs and Legal Services Head
		Chief Governance Officer	March 4, 2008 to present
Anabelle L. Chua	51	Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to present
		Treasurer	February 1, 1999 to present
		Chief Financial Officer of Smart	December 1, 2005 to present
Rene G. Bañez	56	Senior Vice President	January 25, 2005 to present
		Supply Chain, Asset Protection and Management Head	January 1, 2008 to present
		Chief Governance Officer	October 5, 2004 to March 3, 2008
Jun R. Florencio	56	Senior Vice President	June 14, 2005 to present
		Internal Audit and Fraud Risk Management Head	February 16, 2006 to present
		Audit and Assurance Head	September 1, 2000 to February 15, 2006
Menardo G. Jimenez, Jr.	48	Senior Vice President	December 9, 2004 to present
		Human Resources Head and Business Transformation Office Head	August 1, 2010 to present
		Business Transformation Office – Revenue Team Head	January 1, 2008 to July 2010
		Retail Business Head	June 16, 2004 to December 31, 2007
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004

Name	Age	Position(s)	Period during which individual has served as such

George N. Lim	59	Senior Vice President	February 26, 1999 to present
		Network Services Assurance Head	October 16, 2010 to present
		Business Transformation Office – Network Team Head	January 1, 2008 to present
		Network Services Head	February 1, 2003 to December 31, 2007
Claro Carmelo P. Ramirez	51	Senior Vice President	July 1, 1999 to present
		Office of the President and CEO	January 1, 2008 to present
		Consumer Affairs Head	December 5, 2005 to December 31, 2007
		International and Carrier Business Head	June 16, 2004 to December 4, 2005
		Retail Business Head	February 1, 2003 to June 15, 2004
Alejandro O. Caeg	52	Senior Vice President	January 1, 2012 to present
		International and Carrier Business Head	March 1, 2009 to present
June Cheryl A. Cabal-Revilla	38	First Vice President	May 6, 2008 to present
		Financial Reporting and Controllership Head	November 15, 2006 to present
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006
Christopher H. Young	54	Chief Financial Advisor	November 24, 1998 to present

Under the Shareholders Agreement entered into among the FP Parties, NTT Communications and NTTC-UK on September 28, 1999, as amended by the Cooperation Agreement dated January 31, 2006, NTT Communications is entitled to nominate two directors to the PLDT board of directors and the FP Parties are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to the board of directors of Smart and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. However, as a result of the Cooperation Agreement, in respect of NTT Communications’ right to nominate two directors to each of the board of directors of PLDT and Smart, respectively, NTT Communications and the FP Parties agreed to vote as a PLDT shareholder, lobby the directors of PLDT and otherwise use reasonable efforts to procure a shareholders’ vote in favor of replacing on each of the board of directors of PLDT and Smart, respectively, one NTT Communications nominee with one NTT DOCOMO nominee. Under the Shareholders Agreement, NTT Communications is also entitled to appoint members or advisors of certain PLDT management and board committees, including the audit, governance and nomination, executive compensation and technology strategy committees described below under “– Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees,” and as a result of the Cooperation Agreement, the FP Parties and NTT Communications agreed to use reasonable efforts to procure that NTT DOCOMO be entitled to appoint one individual, who may be replaced at any time, to attend any board committee of PLDT as a member, advisor or observer. Moreover, the Cooperation Agreement provides that upon NTT Communications, NTT DOCOMO and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, NTT DOCOMO and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, NTT DOCOMO will be entitled to additional rights under the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, including the right to nominate one additional NTT DOCOMO nominee to the board of directors of each of PLDT and Smart. Pursuant to publicly available filings made with the PSE, as at February 29, 2012, NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of the outstanding shares of PLDT’s common stock. As a result, NTT DOCOMO is currently entitled to nominate one additional NTT DOCOMO nominee to the board of directors of each of PLDT and Smart. Under the Shareholders Agreement and the Cooperation Agreement, each party has agreed, under certain circumstances, to vote its shares of common stock in favor of the nominees designated by the other parties. For more information about the Cooperation Agreement, see Item 7. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

The business address of each of the other directors, key officers and advisors identified above is the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

The following is a brief description of the business experiences of each of our directors, key officers and advisors for at least the past five years.

Mr. Manuel V. Pangilinan has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of PLDT after serving as its President and Chief Executive Officer from November 1998 to

February 2004. He is the Chairman of the Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors of PLDT. He is also a director and the President and Chief Executive Officer of Manila Electric Company (“Meralco”). He also serves as Chairman of Smart Communications, Inc. (“Smart”), Digital Telecommunications Philippines, Inc. (“Digitel”), ePLDT, Inc. (“ePLDT”), SPi Global Holdings, Inc. (“SPi Global”), SPi Technologies, Inc. (“SPi Technologies”), SPi CRM, Inc. (“SPi CRM”), Metro Pacific Investments Corporation, Landco Pacific Corporation, Maynilad Water Services, Inc., Philex Mining Corporation, Manila North Tollways Corporation, Medical Doctors, Inc. (Makati Medical Center), Colinas Verdes, Inc. (Cardinal Santos Medical Center), Davao Doctors, Inc. and Our Lady of Lourdes Hospital.

Mr. Pangilinan founded First Pacific Company Limited in 1981 and served as Managing Director until 1999. He was appointed as Executive Chairman until June 2003, when he was named as Chief Executive Officer and Managing Director. He also holds the position of President Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.

Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College, PLDT-Smart Foundation, Inc., the Hongkong Bayanihan Trust and the Philippine Business for Social Progress, the Vice Chairman of the Foundation for Crime Prevention, a private sector group organized to assist the government with crime prevention, and a member of the Board of Trustees of Caritas Manila and Radio Veritas-Global Broadcasting Systems, Inc. In February 2007, he was named the President of the Samahang Basketbol ng Pilipinas (SBP), a newly formed national sport association for basketball, and effective January 2009, he assumed the chairmanship of the Amateur Boxing Association of the Philippines (ABAP), the governing body of amateur boxers in the country. In 2011, he was appointed a member of the ASEAN Business Advisory Council by the Office of the President of the Philippines.

Mr. Pangilinan has received numerous prestigious awards including the Ten Outstanding Young Men of the Philippines (TOYM) Award for International Finance (1983), the President Pamana ng Pilipino Award by the Office of the President of the Philippines (1996), Honorary Doctorate in Humanities by the San Beda College (2002), Best CEO in the Philippines by Institutional Investor (2004), CEO of the Year (Philippines) by Biz News Asia (2004), People of the Year by People Asia Magazine (2004), Distinguished World Class Businessman Award by the Association of Makati Industries, Inc. (2005), Management Man of the Year by the Management Association of the Philippines (2005), Order of Lakandula (Rank of a Komandante) by the Office of the President of the Philippines (2006), Honorary Doctorate in Humanities by the Xavier University (2007), and Global Filipino Executive of the Year (Asia CEO Awards 2010). He was also voted as Corporate Executive Officer of the Year (Philippines) and Best Executive (Philippines) at the 2007 and 2008 Best-Managed Companies and Corporate Governance Polls conducted by Asia Money and Best Executive (Philippines) at the 2011 Asia Money Best Managed Companies Awards.

Mr. Pangilinan graduated cum laude from the Ateneo de Manila University, with a Bachelor of Arts Degree in Economics. He received his Master’s Degree in Business Administration from Wharton School of Finance & Commerce at the University of Pennsylvania.

Mr. Napoleon L. Nazareno has been a director of PLDT since November 24, 1998 and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He was appointed as President and Chief Executive Officer of PLDT on February 19, 2004 and is concurrently the President and Chief Executive Officer of Smart since January 2000. He also serves as Chairman of several subsidiaries of Smart including PLDT Communications and Energy Ventures, Inc. (“PCEV”), Wolfpac Mobile, Inc., Smart Broadband, Inc. and I-CONTACTS Corporation. His other directorships include Meralco, Digitel, Mabuhay Satellite Corporation where he is also Chairman, President and Chief Executive Officer, ACeS Philippines Cellular Satellite Corporation where he is also the President, PLDT Global Corporation, ePLDT, Inc., SPi Technologies, Inc., SPi CRM Inc., and Philweb Corporation. He is a non-executive director of First Pacific Company Limited.

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

In November 2004, Mr. Nazareno was appointed by President Gloria Macapagal-Arroyo as Private Sector Representative of the Public-Private Sector Task Force for the Development of Globally Competitive Philippine

Service Industries. In February 2006, he became part of the Private Sector Advisory Board of the Commission on Information and Communications Technology (CITC), under the Office of the President of the Philippines. Mr. Nazareno is also a board member of the GSM Association Worldwide and a director of the Wireless Applications Community (WAC), an international alliance of telecommunications companies. He is also the Chairman of the Board of Trustees and Governors of Asian Institute of Management, member of the Council of Advisors of the DLSU-Graduate School of Business and Philippine-Thailand Business Council, among others. He was voted Corporate Executive Officer of the Year (Philippines) for three consecutive years at the 2004, 2005 and 2006 Best-Managed Companies and Corporate Governance Polls conducted by Asia Money.

Mr. Nazareno received his Master’s Degree in Business Management from the Asian Institute of Management and completed the INSEAD Executive Program of the European Institute of Business Administration in Fountainbleu, France.

Mr. James L. Go was appointed as director of PLDT on November 3, 2011. He is a member of the Technology Strategy Committee and Advisor of the Audit Committee of the Board of Directors of PLDT. He is currently the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (JG Summit), Universal Robina Corporation (URC), Robinsons Land Corporation (RLC), JG Summit Petrochemical Corporation (JGSPC), CFC Corporation (CFC), Robinsons, Inc. and Oriental Petroleum and Minerals Corporation (OPMC). He is also the President and a Trustee of the Gokongwei Brothers Foundation, Inc. (GBFI) and a director of Singapore Land, Ltd. and Marina Center Holdings, Inc. Mr. Go was the Vice Chairman of the Board of Directors of Digital Telecommunications Philippines, Inc. and also held the positions of President and Chief Executive Officer until October 26, 2011. He received his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Ms. Helen Y. Dee has been a director of PLDT since June 18, 1986. She is the Chairperson of Rizal Commercial Banking Corporation, RCBC Savings Bank and Malayan Insurance Company and the President and/or Chief Executive Officer of GPL Holdings, Inc., House of Investments, Inc., Grepalife Asset Management Corporation and Grepalife Fixed Income Fund Corporation. She is also a director of several companies engaged in banking, insurance and real property businesses. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.

Rev. Fr. Bienvenido F. Nebres, S.J. has been a director of PLDT since November 24, 1998. He is the Chairman of the Audit Committee and a member of the Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. In October 2011, he was elected as independent director of Digitel. He is the Chairman of the Board of Trustees of Center for Leadership and Change, Inc. and a member of the Board of Trustees of Sacred Heart School – Jesuit Cebu City, Loyola School of Theology and United Board for Christian Higher Education in Asia. He was conferred the rank and title of the Order of National Scientist by President Benigno Simeon C. Aquino III on October 25, 2011 and awarded an Honorary Doctorate by the University of San Francisco, CA, USA and Liverpool Hope University, UK in May and July 2011, respectively. Rev. Fr. Nebres received his Ph.D in Mathematics from the Stanford University.

Mr. Pedro E. Roxas has been a director of PLDT since March 1, 2001. He serves as a member of the Governance and Nomination, Audit and Executive Compensation Committees of the Board of Directors of PLDT. He is the Chairman and/or Chief Executive Officer/President of various business organizations in the fields of agri-business, sugar manufacturing and real estate development including Roxas Holdings Inc., Roxas and Company, Inc., Roxaco Land Corporation, Central Azucarera Don Pedro, Inc., Central Azucarera de la Carlota, Inc., Roxol Bioenergy Corporation, Fuego Land Corporation and Hawaiian Philippine Sugar Company, an independent director of Meralco and BDO Private Bank, and a director of Brightnote Assets Corporation. Mr. Roxas received his Bachelor of Science Degree in Business Administration from the University of Notre Dame, Indiana, U.S.A.

Mr. Juan B. Santos has been a director of PLDT since January 25, 2011. He is the Chairman of Social Security Commission, a member of the Board of Directors of Alaska Milk Corporation, First Philippine Holdings Corporation, Sun life Grepa Financials, Inc. Philex Mining Corporation and Zuellig Group, Inc., a member of the Board of Advisors of Coca Cola Bottlers Phils., Inc. and East-West Seeds Co., Inc., a trustee of St. Luke’s Medical Center and Ramon Magsaysay Award Foundation, and a consultant of the Marsman-Drysdale Group of Companies.

Mr. Santos retired as Chief Executive Officer of Nestle Philippines, Inc. (“NPI”) in 2003 and continued to serve as Chairman of NPI until 2005. Prior to his appointment as President and CEO of NPI, he was CEO of the Nestle Group of Companies in Thailand and Singapore. He served as Secretary of Trade and Industry from February to July 2005 and was designated as a member of the Governance Advisory Council, and Private Sector Representative for the Republic-Private Sector Task Force for the Development of Globally Competitive Philippine Service Industries. Mr. Santos obtained his Bachelor of Science Degree in Business Administration from Ateneo de Manila University, pursued post graduate studies at the Thunderbird Graduate School of Management in Arizona, USA and completed the Advanced Management Course at IMD in Lausanne, Switzerland.

Mr. Setsuya Kimura was appointed as a director of PLDT on July 5, 2011. He is a member of the Governance and Nomination, Executive Compensation and Technology Strategy Committees, and Advisor of the Audit Committee of the Board of Directors of PLDT. He is the Executive Director of Strategic Investment & Alliance, Global Division of NTT DOCOMO, Inc. Prior to the appointment, he served as the Director of Network Department of NTT DOCOMO, Inc. He also served as the Regional CEO, Asia Pacific of NTT Communications and president and CEO of NTT Singapore Pte Ltd from 2007 to 2009, and as the president and CEO of NTT Communications (Thailand) Co. Ltd from 2003 to 2007. Prior to that, he occupied various management positions within NTT. Mr. Kimura obtained his Bachelor’s Degree in Civil Engineering from Hokkaido University.

Mr. Hideaki Ozaki was appointed as director of PLDT on December 6, 2011. He is the Vice President of Planning, Global Sales/Global Business of NTT Communications Corporation (“NTT Com”). He served as part-time Director of NTT Communications Philippines from July 2009 to February 2012. Prior to that, he served as Vice President of Global Strategy, Global Business Division of NTT Com since 2006 and as Director of Legal and Internal Audit Department of NTT Com from 2003 to 2006. He also served as Vice President of Sales and Corporate Planning of NTT Communications (Thailand) Co., Ltd. from 1999 to 2003 and as Manager of Overseas Business Planning, Global Service Division of Nippon Telegraph and Telephone Corporation from 1995 to 1999. Mr. Ozaki obtained his Bachelor’s Degree in Law from University of Tokyo and Master’s Degree in Law from University of Pennsylvania.

Mr. Tony Tan Caktiong has been a director of PLDT since July 8, 2008. He is the Chairman and Chief Executive Officer of Jollibee Foods Corporation, a leader in the fastfood business, which owns and operates a chain of restaurants nationwide and abroad. He is an independent director of First Gen Corporation, and a member of the Board of Trustees of Jollibee Foundation, Temasek Foundation and St. Luke’s Medical Center. Mr. Tan Caktiong obtained his Bachelor of Science Degree in Chemical Engineering from University of Santo Tomas and honed his business skills by attending various courses and seminars in several educational institutions such as the Asian Institute of Management, Stanford University (Singapore) and Harvard University.
Mr. Alfred V. Ty has been a director of PLDT since June 13, 2006. He serves as a member of the Audit, Governance and Nomination and Executive Compensation Committees of the Board of Directors of PLDT. He is the Chairman of Lexus Manila, Inc. and Asia Pacific Top Management International Resources Corp. (Marco Polo Plaza Cebu), the Vice Chairman of Toyota Motor Philippines Corporation, the President of Federal Land, Inc., and the Corporate Secretary of Metropolitan Bank and Trust Company and Metrobank Foundation, Inc. He is also an independent director of Digitel and a director of Global Business Power Corp. Mr. Ty received his Bachelor of Science Degree in Business Administration from the University of Southern California.

Atty. Ray C. Espinosa has been a director of PLDT since November 24, 1998 and is a member of the Technology Strategy Committee of the Board of Directors of PLDT. He is the Head of the Regulatory Affairs and Policies Group of PLDT since March 2008. He also serves as the President and Chief Executive Officer of MediaQuest Holdings, Inc., ABC Development Corporation (TV5), Mediascape, Inc. (Cignal TV), Nation Broadcasting Corporation and other subsidiaries of MediaQuest Holdings, Inc. and is the Vice Chairman of Philweb Corporation and the Board of Trustees of the PLDT Beneficial Trust Fund. He is a director of several companies engaged in electricity, mining, other public utility and media businesses.

Atty. Espinosa served as President and Chief Executive Officer of ePLDT, Inc. from August 21, 2000 until April 15, 2010. Prior to joining PLDT, he was a partner and member of the Executive Committee of the law firm Sycip Salazar Hernandez & Gatmaitan until June 2000. He topped the Philippine Bar examination in 1982 after graduating Salutatorian of Law Class 1982 from the Ateneo de Manila University and received his Master of Laws Degree from the University of Michigan Law School.

Atty. Ma. Lourdes C. Rausa-Chan has been a director of PLDT since March 29, 2011. She has been serving as Corporate Secretary, Corporate Affairs and Legal Services Head and Chief Governance Officer of PLDT since November 1998, January 1999 and March 2008, respectively. She is a director of PCEV and also serves as Corporate Secretary of PCEV and several subsidiaries of PLDT. Prior to joining PLDT, she was the Group Vice President for Legal Affairs of Metro Pacific Corporation and the Corporate Secretary of some of its subsidiaries. Ms. Rausa-Chan obtained her Bachelor of Arts Degree in Political Science and Bachelor of Laws Degree from the University of the Philippines.

Except for Messrs. Setsuya Kimura and Hideaki Ozaki who are Japanese citizens, all of the other directors/independent directors are Filipino citizens.

Ms. Anabelle L. Chua, Treasurer and Corporate Finance and Treasury Head, concurrently holds the position of Chief Financial Officer of Smart since 2006. She holds directorships in Philippine Telecommunications Investment Corporation, Smart and several subsidiaries of PLDT and Smart including ePLDT, Digitel, SPi Global Holdings, Inc., SPi Technologies, Inc., SPi CRM, Inc., Aces Philippines Cellular Satellite Corp., PCEV, Wolfpac Mobile, Inc., Smart Broadband, Inc., Connectivity Unlimited Resources, Inc., Airborne Access Corporation, Smart Hub, Inc. and Chikka Holdings Limited. She is a member of the Board of Directors of Philippine Stock Exchange, Board of Trustees of the PLDT Beneficial Trust Fund and PLDT-Smart Foundation. She has over 20 years of experience in the areas of corporate finance, treasury, financial control and credit risk management and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998. She graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.

Mr. Ernesto R. Alberto, was appointed as Enterprise and International and Carrier Business Head in September 2011. Prior to that, he was the Customer Sales and Marketing Group Head since February 2008. He leads all revenue generation relationship initiatives of the Enterprise and International and Carrier Business, including product/market development, product management, marketing, sales and distribution, and customer relationship management. He is the Chairman, President or director of PLDT Subic Telecom, Inc., PLDT Clark Telecom, Inc., PLDT-Philcom, Inc., PLDT-Maratel, Inc., Telesat, Inc., SBI-Cruztelco, Bonifacio Communications Corporation, Mabuhay Satellite Corporation, Smart NTT Multi-Media, NTT Communications Phils., Acasia and Asean Telecom Holdings. He has over 20 years of work experience in the areas of corporate banking, relationship management and business development and, prior to joining PLDT in 2003, was a Vice President and Head of the National Corporate Group of Citibank N.A., Manila from 1996 to May 2003. He previously served as Vice President and Head of the Relationship Management Group of Citytrust Banking Corporation. Mr. Alberto obtained his Master’s Degree in Economic Research from the University of Asia and the Pacific.

Mr. Rene G. Bañez, Supply Chain, Asset Protection and Management Group Head, was the Chief Governance Officer of PLDT from October 2004 to March 3, 2008 and the Support Services and Tax Management Group Head of PLDT from January 1999 to January 2001. He is the President of Pacific Global Aviation Company. He served as Commissioner of the Philippine Bureau of Internal Revenue from February 2001 to August 2002. Prior to joining PLDT, he was the Group Vice President for Tax Affairs of Metro Pacific Corporation for 3 years until December 1998. He holds directorships in some subsidiaries of PLDT. He obtained his Bachelor of Laws Degree from the Ateneo de Manila University.

Mr. Jun R. Florencio, Internal Audit and Fraud Risk Management Head, handles the overall coordination of the internal audit function of the PLDT group of companies and in-charge of the fraud risk management function of the PLDT fixed business. He has over 25 years of work experience in the areas of external and internal audit, revenue assurance, credit management, information technology, financial management, and controllership. He was the Financial Controller of Smart for four years before he joined PLDT in April 1999 as Head of Financial Management Sector. He held various positions in the finance organization of another telecommunications company prior to joining Smart. Mr. Florencio obtained his Bachelor of Science Degree in Commerce, Major in Accounting from the University of Santo Tomas and attended the Management Development Program of the Asian Institute of Management.

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

Mr. George N. Lim, Network Services Assurance Head and concurrently Network Team Head of Business Transformation Office, has over 30 years of work experience in telecommunications management. He was the Network Services Head from February 2003 to December 2007, Network Development and Provisioning Head from February 1999 to January 2003 and Marketing Head from December 1993 to February 1999. Mr. Lim holds directorships in some subsidiaries of PLDT. He obtained his Bachelor of Science Degree in Electrical Engineering from Mapua Institute of Technology and Master of Science Degree in Industrial Economics from the University of Asia and Pacific (formerly Center for Research and Communication).

Mr. Claro Carmelo P. Ramirez was recently appointed as President of Pilipinas Global Network Limited, the international distribution arm of TV 5. He has over 20 years of work experience in the field of marketing. Prior to joining PLDT, he held various managerial positions in Colgate Palmolive Philippines, Inc., and served as Associate Director for Global Business Development of Colgate Palmolive Company in New York and as Marketing Director of Colgate Palmolive Argentina, S.A.I.C. and Colgate-Palmolive Phils, Inc. While in PLDT, he was the Head of Consumer Marketing, Retail Business Group (RBG), International and Carrier Business Group (ICBG), and Customer Care. He also held director positions in various PLDT subsidiaries and affiliates and served as President and CEO of PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., and PLDT Maratel, Inc. He graduated from the Ateneo de Manila University with a Bachelor of Arts Degree Major in Economics Honors program.

Mr. Alejandro O. Caeg is the President and Chief Executive Officer of PLDT Global Corporation and concurrently the Head of PLDT and Smart International & Carrier Business. He is Smart’s representative to the Conexus Mobile Alliance (one of Asia’s largest cellular roaming alliances), where he was also designated as its Deputy Chairman since 2010. Prior to joining PLDT in 2009, he worked in PT Smart Telecom (Indonesia) as its Chief Commercial Strategy Officer from July 2008 to December 2008 and as Chief Commercial Officer from January 2006 to June 2008. He also held various sales, marketing and customer service-related positions in Smart including that of Group Head of Sales and Distribution (2003-2005), Group Head of Customer Care and National Wireless Centers (1998-2001) and Marketing Head of International Gateway Facilities and Local Exchange Carrier (1997-1998). He also served as President and Chief Executive Officer of Telecommunications Distributors Specialist, Inc. in 2002 and as Chief Operations Adviser of I-Contacts Corporation (Smart’s Call Center subsidiary) from 2001 to 2002. Mr. Caeg graduated from De La Salle University Manila with a Bachelor’s Degree in AB Applied Economics.

Ms. June Cheryl A. Cabal-Revilla, Controller and Financial Reporting and Controllership Head, is also a director and the chief financial officer/treasurer of certain subsidiaries of PLDT and the PLDT-Smart Foundation, Inc. She is also the Chief Finance Officer of the Philippine Disaster Recovery Foundation and the President of Tahanan Mutual Building and Loan Association. Prior to joining PLDT in June 2000 as an executive trainee in the Finance Group, she was a senior associate in the business audit and advisory group of Sycip Gorres Velayo & Co. She was the 2008 Young Achievers Awardee for Commerce and Industry conferred by the Philippine Institute of Certified Public Accountants. In March 2010, she was appointed as a member of the Financial Reporting Standards Council of the Philippines. Ms. Cabal obtained her Bachelor of Science Degree in Accountancy from De La Salle University and Master in Business Management Degree from the Asian Institute of Management.

Mr. Christopher H. Young is our chief financial advisor. He worked in PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as finance director, a position he held until he joined us in November 1998.

The following is a brief description of the business experience of the other member of senior management of PLDT as at February 29, 2012:

Mr. Rolando G. Peña was designated, in January 2011, as the Technology Head for PLDT and Smart and is responsible for developing and overseeing the Technology Roadmap for the PLDT Group. He heads the evaluation, analysis, execution of the accelerated network build-out program encompassing fixed, wireless, broadband and IT networks of PLDT and Smart. He is a director of Smart and some subsidiaries of Smart and PLDT. Mr. Peña has over 28 years of experience in telecommunication operations. From 2008 to January 2011, he was the Customer Service Assurance Group Head of PLDT and Smart. From 1999 to 2007, he was the Head of Network Services Division of Smart and prior to joining Smart in 1994, he was the First Vice President in charge of Technical Operations of Digital Telecommunications Philippines, Inc. Mr. Peña obtained his Electronics and Communications Engineering Degree from Pamantasan ng Lungsod ng Maynila and is a Fellow at the Telecommunications Management Institute of Canada (TEMIC).

Mr. Isaias Ariel P. Fermin was designated on January 1, 2012 as the Head for Home Business segment. Mr. Fermin has over 20 years of solid marketing, sales and entrepreneurial experience gained from leading Fast Moving Consumer Group companies locally and globally. Prior to joining the PLDT Group, Mr. Fermin was the President of Greenwich Food Corporation and Chowking Food Corporation of the Jollibee Foods Corporation from 2008 to 2011. He also served as Country Director of Nike Philippines from 2006 to 2008 and handled various posts in Unilever-Bestfoods California Manufacturing Company from 1998 to 2005 and senior executive for sales, marketing, media and innovation process management. Mr. Fermin obtained his Bachelor of Science in Chemical Engineering Degree from the University of the Philippines.

Mr. Emmanuel Ramon C. Lorenzana was designated on January 1, 2012 as the Head for Individual/Personal Business segment. He will spearhead Smart’s Individual/Personal Mobile Business. Mr. Lorenzana was the President and Chief Operating Officer of NutriAsia Group, makers of leading food brands since November 2008. Prior to that, he was the Chairman and Managing Director of Unilever Malaysia and Singapore from 2007 until October 2008. He held management positions in several Unilever companies including Unilever Philippines’ Home and Personal Care, as Marketing Director, Marketing Operations Lead for Southeast Asia from 2004 to 2007 and as Business Planning and Trade Marketing Director of Unilever Philippines from 2000 to 2001, Unilever Oral Care Category, Jakarta, Indonesia, as Vice President Asia from 2001 to 2004 and Unilever Shanghai Toothpaste Company, Shanghai, China, as Marketing Director and Head of Trade Marketing from 1997 to 1999. Mr. Lorenzana obtained his Bachelor of Science in Chemical Engineering Degree from the University of the Philippines and attended various Executive Programs at the Massachusetts Institute of Technology in Boston, Kellog School of Management in Chicago, and Ashridge Management School in London.

The following is a list of directorships in other private and public companies of the directors/independent directors named below:

Name of Companies
Name of Director	Public	Private

Helen Y. Dee	EEI Corporation (Director)	Hi-Eisai Pharmaceuticals, Inc. (Director/Chairman)
	National Reinsurance Corporation of the Philippines (Director/Chairman)	Honda Cars, Kalookan (Director)
Honda Cars Philippines, Inc. (Director)
	Petro Energy Resources Corporation (Director)	Isuzu Philippines, Inc. (Director)
	Rizal Commercial Banking Corporation (Director/Chairman)	La Funeraria Paz, Inc. (Director/Chairman)
	Seafront Resources Corporation (Director)	Landev Corp. (Director/Chairman)
	Bankard, Inc. (Director)	Malayan Insurance Company (Director/Chairman)
Manila Memorial Park Cemetery, Inc. (Director/Chairman)
Mapua Information Technology Center, Inc. (Director/Chairman)
Merchants Bank (Chairman)
MICO Equities, Inc.
Pan Malayan Express
Pan Malayan Management and Investment Corporation (Vice Chairman)
Pan Malayan Realty Corp. (Chairman)
RCBC Forex Brokers Corp.(Chairman)
RCBC Savings Bank (Chairman)
South Western Cement Corporation (Chairman)
Xamdu Motors, Inc. (Chairman)

Ray C. Espinosa	Cyber Bay Corporation (Director)	ABC Development Corporation
	Digital Telecommunications, Inc.	Beacon Electric Asset Holdings, Inc.
	Lepanto Consolidated Mining Company (Independent Director)	Bonifacio Communications Corporation
	Metro Pacific Investments Corporation (Director)	ePDS, Inc.
	Manila Electric Company (Director)	Meralco PowerGen Corporation
	Philweb Corporation (Director/Vice Chairman)	Metro Pacific Assets Holdings, Inc.
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

Compensation of Key Management Personnel

The aggregate compensation paid to our key officers and directors named above, as a group, for 2011 amounted to approximately Php341 million.

The following table below sets forth the aggregate amount of compensation paid in 2011 and 2010 and estimated amount of compensation expected to be paid in 2012 to: (1) the President and Chief Executive Officer, Napoleon L. Nazareno and four most highly compensated officers of PLDT, as a group, namely; Menardo G. Jimenez, Jr., Anabelle L. Chua, Ernesto R. Alberto and Ma. Lourdes C. Rausa-Chan in 2010 and 2011; and (2) all other key officers, other officers and directors, as a group.

	2012		2011		2010
	Estimate		Actual
	(in millions)

President and CEO(1) and four most highly compensated key officers:
Salary(2)	Php	62	Php	53	Php	51
Bonus(3)		15		13		12
Other compensation(4)		16		43		225

		93		109		288

All other key officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated key officers):
Salary(2)		265		239		232
Bonus(3)		69		61		61
Other compensation(4)		115		214		1,087

	Php	449	Php	514	Php	1,380

(1)	The President and CEO receives compensation from Smart but not from PLDT.
(2)	Basic monthly salary.
(3)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
(4)

Includes variable pay and other payments. Variable pay is based on an annual incentive system that encourages and rewards both individual and group/team performance and is tied to the achievement of Corporate/Unit/Customer Satisfaction Objectives. It covers regular officers and executives of PLDT and is based on a percentage of their guaranteed annual cash compensation. The 2010 other compensation includes LTIP payments during the year. See Note 24 — Related Party Transactions — Compensation of Key Officers of the PLDT Group to the accompanying consolidated financial statements in Item 18 for further discussion.

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

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors. The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table. The total amount of per diems paid in 2011 and 2010 were approximately Php40 million and Php35 million, respectively. The total amount of per diems estimated to be paid in 2012 is approximately Php46 million.

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

The 2010 to 2012 LTIP has been presented to and approved by the Employees Compensation Commission and Board of Directors, and is based on profit targets covering the Performance Cycle. The cost of the 2010 to 2012 LTIP is determined using the projected unit credit method based on assumed discount rates and profit targets.

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

The fair value of the 2007 to 2009 LTIP recognized as expense amounted to Php1,833 million for the year ended December 31, 2009. The outstanding LTIP liability amounted to Php4,582 million as at December 31, 2009 was paid in April 2010. Total outstanding liability and fair value of the 2010 to 2012 LTIP amounted to Php1,392 million as at and for the year ended December 31, 2010. Based on our latest projection, the profit targets for the covered Performance Cycle is no longer achievable, thus, accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses and Note 25 – Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18 for further discussion.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, our LTIP has been revised and, with the endorsement of the ECC, approved by the Board of Directors on March 22, 2012. The award in the revised LTIP is contingent upon the successful achievement of certain profit targets, aligns the execution of the business strategies of the expanded Group, including Digitel, over the three year period 2012 to 2014. In addition, the revised LTIP allows for the participation of a number of senior executives and important new hires executives, ensures the continuity of management and assists in succession planning of the PLDT Group.

There are no other warrants or options held by PLDT’s officers or directors either singly or collectively.

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at February 29, 2012, by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock

Manuel V. Pangilinan	239,450	(1)
Napoleon L. Nazareno	19,927	(1)
Helen Y. Dee	98
Ray C. Espinosa	18,743	(1)
James L. Go(2)	28,914	(2)
Setsuya Kimura(3)	1
Rev. Fr. Bienvenido F. Nebres, S.J.	2
Hideaki Ozaki(4)	1
Pedro E. Roxas	21
Juan B. Santos(5)	2
Alfred V. Ty	1
Tony Tan Caktiong	1
Ma. Lourdes C. Rausa-Chan(6)	699	(1)
Ernesto R. Alberto	—
Rene G. Bañez	1
Anabelle L. Chua	12,078	(1)
Jun R. Florencio	515	(1)
Menardo G. Jimenez, Jr.	22
George N. Lim	5,356	(1)
Claro Carmelo P. Ramirez	11,500
Alejandro O. Caeg	200
June Cheryl A. Cabal-Revilla	—
Christopher H. Young	54,313	(1)

(1)	Includes PLDT common shares that have been lodged with the Philippine Depository and Trust Co., or PDTC.
(2)	Elected effective November 3, 2011.
(3)	Elected effective July 5, 2011
(4)	Elected effective December 6, 2011.
(5)	Elected effective January 25, 2011.
(6)	Elected effective March 29, 2011.

The aggregate number of shares of common stock directly and indirectly owned by directors, key officers and advisors listed above, as at February 29, 2012, was 391,845, or approximately 0.181% of PLDT’s outstanding common shares.

All SIP Preferred Shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock had been redeemed and retired effective January 19, 2012. See Item 10. “Additional Information – Redemption of Preferred Shares” for further discussion.

Board Practices

Board of Directors –– Independent Directors

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

Audit Committee

Our audit committee is composed of three members, all of whom are independent directors, namely, Rev. Fr. Bienvenido F. Nebres, S.J., who chairs the committee, Mr. Pedro E. Roxas and Mr. Alfred V. Ty. Mr. Setsuya Kimura and Mr. James L. Go, non-independent members of our board of directors, Mr. Roberto R. Romulo, an independent member of our advisory board/committee, and Ms. Corazon de la Paz-Bernardo, a former member of our board of directors, serve as advisors to the audit committee. All of the members of our audit committee are financially literate and Ms. Corazon S. de la Paz-Bernardo, an advisor to the audit committee, is an accounting and financial management expert.

As provided for in our audit committee charter, as amended, any member of the audit committee may cause the Audit Committee advisor to be excluded from the committee’s meetings, as such member deems appropriate in order for the committee to carry out its responsibilities, until the committee has completed discussion of the topic for which the member requested the Audit Committee advisor to be excluded or until such member has withdrawn its request.

As provided for in the audit committee charter, the purpose of the audit committee is to assist our board of directors in fulfilling its oversight responsibility for: (i) PLDT’s accounting and financial reporting principles and policies, and system of internal audit controls, including the integrity of PLDT’s financial statements and the independent audit thereof; (ii) PLDT’s compliance with legal and regulatory requirements; (iii) PLDT’s assessment and management of enterprise risks including credit, market, liquidity, operational and legal risks; and (iv) the performance of the internal audit organization and the external auditors.

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

•

to review and approve in consultation with the head of the internal audit organization and the head of the finance organization all audit and non-audit services to be performed by the external auditors and the fees to be paid to the external auditors for such services;

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

•

to ensure that the external auditors or the lead partner of the external auditors having the primary responsibility for the audit of PLDT’s accounts is rotated at least once every five years or such shorter or longer period provided under applicable laws and regulations;

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

Audit Committee Report

Further to our compliance with applicable corporate governance laws and rules, our audit committee confirmed in its report for 2011 that:

•	Each voting member of the audit committee is an independent director as determined by the Board of Directors;

•	The audit committee had eight regular meetings during the year;

•	The audit committee has reviewed and approved the revised Audit Committee Charter which was subsequently endorsed to and adopted by the Board of Directors;

•

The audit committee likewise discussed with PLDT’s internal audit group and SGV & Co. the overall scope and plans for their respective audits, and the results of their examinations, their evaluations of PLDT Group’s internal controls and the overall quality of the PLDT Group’s financial reporting;

•

The audit committee has reviewed and approved all audit and non-audit services provided by SGV & Co. to the PLDT Group, and the related fees for such services, and concluded that the non-audit fees are not significant to impair their independence;

•

The audit committee has discussed with SGV & Co. the matters required to be discussed by the prevailing applicable Auditing Standard, and has received written disclosures and the letter from SGV & Co. as required by the prevailing applicable Independence Standards (Statement as to Independence) and has discussed with SGV & Co. its independence from the PLDT Group and the PLDT Group’s management;

•	The audit committee has reviewed with PLDT Group’s Enterprise Risk Management, or ERM, Officer updates on the ERM activities including results of internal risk assessments and various ERM initiatives;

•

In the performance of their oversight responsibilities, the audit committee has reviewed and discussed the audited financial statements of the PLDT Group as at and for the year ended December 31, 2011 with the PLDT Group’s management, which has the primary responsibility for the financial statements, and with SGV & Co., the PLDT Group’s independent auditor, who is responsible for expressing an opinion on the conformity of the PLDT Group’s audited financial statements with PFRS;

•

Based on the reviews and discussions referred to above, in reliance on the PLDT Group’s management and SGV & Co. and subject to the limitations of the audit committee’s role, the audit committee recommended to the Board of Directors and the Board has approved, the inclusion of the PLDT Group’s financial statements as at and for the year ended December 31, 2010 in the PLDT Group’s Annual Report to the Stockholders and to the Philippine SEC on Form 17-A and U.S. SEC on Form 20-F; and

•

Based on a review of SGV & Co.’s performance and qualifications, including consideration of management’s recommendation, the audit committee approved the appointment of SGV & Co. as the PLDT Group’s independent auditor.

Governance and Nomination Committee

Our GNC is composed of five voting members, all of whom are regular members of our Board of Directors and three non-voting members, including Former Chief Justice Artemio V. Panganiban, who serves as an independent non-voting member. Three of the voting members are independent directors namely, Rev. Fr. Bienvenido F. Nebres, S.J., Mr. Alfred V. Ty and Mr. Pedro E. Roxas. Two are non-independent directors namely, Mr. Setsuya Kimura and Mr. Manuel V. Pangilinan who is the chairman of this committee. Mr. Menardo G. Jimenez, Jr., and Atty. Ma. Lourdes C. Rausa-Chan are the other non-voting members.

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

Executive Compensation Committee

Our ECC is composed of five voting members, all of whom are regular members of our Board of Directors, and one non-voting member. Three of the voting members are independent directors, namely Mr. Pedro E. Roxas, Rev. Fr. Bienvenido F. Nebres, S.J., and Mr. Alfred V. Ty, and two are non-independent directors, namely, Mr. Setsuya Kimura and Mr. Manuel V. Pangilinan, who is chairman of this committee as at December 31, 2011. Mr. Menardo G. Jimenez, Jr. is the non-voting member.

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

Technology Strategy Committee

Our TSC is composed of seven members, all of whom are voting members. Six are non-independent directors, namely Mr. Manuel V. Pangilinan, who serves as chairman, Mr. Napoleon L. Nazareno, Atty. Ray C. Espinosa, Mr. Oscar S. Reyes, Mr. James L. Go and Mr. Setsuya Kimura. Mr. Orlando B. Vea, a member of our advisory board/committee, is the non-voting member of this committee.

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

Advisory Committee

Our Advisory Committee is composed of former Chief Justice Artemio V. Panganiban, Mr. Roberto R. Romulo, Mr. Benny S. Santoso, Mr. Orlando B. Vea, Mr. Christopher H. Young, Mr. Oscar S. Reyes and Mr. Washington Z. Sycip. The Advisory Committee provides guidance and suggestions, as necessary, on matters deliberated upon during board meetings.

Directors’ and Officers’ Involvement in Certain Legal Proceedings

The Company is not aware, and none of the directors/independent directors and officers or persons nominated for election to such positions has informed the Company, of any of the following events that occurred during the past five years:

(a)	any bankruptcy petition filed by or against any business of which a director/independent director or officer or person nominated for election as a director/independent director or officer was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	any conviction by final judgment in a criminal proceeding, domestic or foreign, or any criminal proceeding, domestic or foreign, pending against any director/independent director or officer or person nominated for election as a director/independent director or officer, except as noted below;

(c)	any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement of any director/independent director or officer or person nominated for election as a director/independent director or officer in any type of business, securities, commodities or banking activities; and

(d)	any finding by a domestic or foreign court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self regulatory organization, that any director/independent director or officer or person nominated for election as a director/independent director or officer, has violated a securities or commodities law or regulation, and the judgment has not been reversed, suspended, or vacated.

The following is a description of the complaints in which our director and President and Chief Executive Officer, Mr. Napoleon L. Nazareno and director and Corporate Secretary, Atty. Ma. Lourdes C. Rausa-Chan are respondents:

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

The Complainants filed separate Motions for Reconsideration before the DOJ and OMB on July 16, 2008 and December 1, 2009, respectively. On December 16, 2009, the DOJ issued a resolution denying the Complainants’ Motion for Reconsideration for lack of merit. In response, the Complainants filed a Petition for Review with the Secretary of Justice on March 2, 2010, Mr. Nazareno and the other Respondents have filed their respective comments to the petition, which remain pending to date with the Office of the Secretary of Justice.

With respect to the Complainants’ Motion for Reconsideration with the OMB, following appeals to the Court of Appeals and the Supreme Court, the denial of the Motion for Reconsideration by the OMB became final and unappealable on March 28, 2011.

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

Employees and Labor Relations

As at December 31, 2011, we had 34,116 employees within the PLDT Group, including Digitel, with 8,043, 11,409 and 14,664 employees in our wireless, fixed line, BPO and other groups, respectively. PLDT had 7,067 employees as at December 31, 2011, of which 21% were rank-and-file employees, 73% were management/supervisory staff and 6% were executives. This number represents an increase of 59, or approximately 1%, from the staff level as at December 31, 2010. From a peak of 20,312 employees, as at December 31, 1994, PLDT’s number of employees declined by 13,245 employees, or 65%, as at December 31, 2011.

We and our business units had the following employees as at December 31 of each of the following years:

	2011	2010	2009

PLDT Group	34,116	28,770	29,035
Wireless	8,043	5,165	5,507
Fixed Line	11,409	9,572	9,841
LEC	9,072	7,395	7,947
Others	2,337	2,177	1,894
BPO	14,664	14,033	13,687
PLDT Only	7,067	7,008	7,543

The decrease in the number of employees within the PLDT Group from 2009 to 2010 primarily resulted from the MRP in our fixed line and wireless businesses, while the increase in headcount from 2010 to 2011 was primarily due to the inclusion of Digitel’s employees resulting from its acquisition on October 26, 2011.

PLDT has three employee unions, representing in the aggregate 4,796, or 14% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

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

Defined Contribution Plan

Smart and certain of its subsidiaries record expenses for their contribution to the defined contribution plans when the employee renders service to Smart and certain of its subsidiaries, essentially coinciding with their cash contributions to the plans.

Smart and certain of its subsidiaries contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and I-Contacts regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law”. As at December 31, 2011 and 2010, Smart and I-Contacts were in compliance with the requirements of R.A. 7641.

Total consolidated pension benefit income amounted to Php38 million for the year ended December 31, 2011 and total consolidated pension benefit costs amounted to Php236 million and Php1,306 million for the years ended December 31, 2010 and 2009, respectively. Unrecognized net actuarial gains amounted to Php2,886 million and Php479 million as at December 31, 2011 and 2010, respectively. The prepaid benefit costs amounted to Php5,654 million and Php5,333 million as at December 31, 2011 and 2010, respectively. The accrued benefit costs amounted to Php496 million and Php415 million as at December 31, 2011 and 2010, respectively. For more information about the benefit plan including the total amount set aside to provide pension retirement or similar benefits, see Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses and Note 25 – Share-based Payments and Employee Benefits to the accompanying consolidated financial statements in Item 18.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s common stock as at February 29, 2012, of all shareholders known to us to beneficially own more than 5% of PLDT’s shares of common stock, or, collectively, our Major Shareholders. All shares of PLDT’s common stock have one vote per share. Our Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s common stock.

Title of Class	Name and Address of Record Owner and Relationship With Issuer	Place of Incorporation	Name of Beneficial Owner and Relationship with Record Owner	Number of Shares Held of Record		Percentage of Class

Common	Philippine Telecommunications Investment Corporation(1) 12th Floor Ramon Cojuangco Bldg. Makati Avenue, Makati City	Philippine Corporation	Same as Record Owner	26,034,263	(2)	12.05

Common	Metro Pacific Resources, Inc.(3) c/o Corporate Secretary 18th Floor, Liberty Center, 104 H. V. dela Costa St. Salcedo Village, Makati City	Philippine Corporation	Same as Record Owner	21,556,676	(2)	9.98

Common	NTT Communications Corporation(4) 1-1-6 Uchisaiwai-cho, Chiyoda-ku Tokyo 100-8019, Japan	Japanese Corporation	See Footnote (5)	12,633,487		5.85

Common	NTT DOCOMO, Inc.(6) 41st Floor, Sanno Park Tower 2-11-1 Nagata-cho, Chiyoda-ku Tokyo 100-6150, Japan	Japanese Corporation	See Footnote (5)	22,796,902	(7)	10.55

Common	PCD Nominee Corporation(8) 37/F Enterprise Building, Tower I Ayala Avenue cor. Paseo de Roxas St. Makati City	Philippine Corporation	See Footnote (8)	66,504,767		30.78

Title of Class	Name and Address of Record Owner and Relationship With Issuer	Place of Incorporation	Name of Beneficial Owner and Relationship with Record Owner	Number of Shares Held of Record	Percentage of Class
Common	J. P. Morgan Asset Holdings (HK) Limited(9) (various accounts) 20/F Chater House 8 Connaught Road Central, Hongkong	HongKong Corporation	See Footnote (9)	49,023,861	22.69

Common	JG Summit Group(10) 42/F Robinson’s Equitable Tower ADB Avenue corner Poveda Road Ortigas Center, Pasig City	Philippine Corporation	See Footnote (10)	17,305,625	8.01

Common	Lazard Asset Management LLC(11)	Delaware Corporation	See Footnote (11)	13,725,776	6.35

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

(2)

In addition to the 26,034,263 shares and 21,556,676 shares of PLDT common stock owned on record by PTIC and Metro Pacific Resources, Inc., or MPRI, respectively, both of which are Philippine affiliates of First Pacific, 7,653,703 shares representing approximately 3.54% of the outstanding common stock of PLDT are owned by non-Philippine wholly-owned subsidiaries of First Pacific, PTIC, MPRI and the non-Philippine wholly-owned subsidiaries of First Pacific (referred to herein as First Pacific Group), collectively owned 25.57% of the outstanding common stock of PLDT as at February 29, 2012.

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

(5)

In publicly available reports filed by NTT Communications and NTT DOCOMO, it is stated that because of NTT’s ownership of all the outstanding capital stock of NTT Communications and a majority of the common stock of NTT DOCOMO, NTT, NTT Communications and NTT DOCOMO may be considered to constitute a “group” within the meaning of Section 13(d)(3) of the U.S Securities Exchange Act of 1934, as amended. Therefore, each of them may be deemed to have beneficial ownership of the 43,963,642 shares in aggregate held by NTT Communications and NTT DOCOMO, representing approximately 20% of the outstanding common stock of PLDT as at February 29, 2012.

(6)

Based on publicly available information, NTT DOCOMO, is a majority-owned and publicly traded subsidiary of NTT. Based on a certification signed by a duly authorized officer of NTT DOCOMO, Mr. Hajime Kii or Mr. Mutsuo Yamamoto, is authorized to execute for and on behalf of NTT DOCOMO, endorsements, transfers and other matters relating to the PLDT shares of common stock held by NTT DOCOMO.

(7)

The total PLDT shareholdings of NTT DOCOMO is 31,330,155 common shares, of which 22,796,902 are owned on record by NTT DOCOMO, and 8,533,253 are shares underlying ADSs, collectively representing 14.50% of the outstanding common stock of PLDT as at February 29, 2012.

(8)

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

This account also includes 17,305,625 shares beneficially owned by JGS. Please refer to footnote 10.

Based on available information, none of the owners of the PLDT common shares registered under the name of PCD, owned more than 5% of PLDT’s outstanding common stock as at February 29, 2012, except for JGS as provided above and The Hongkong and Shanghai Banking Corp. Ltd.–Clients, which owned approximately 11.04% of PLDT’s outstanding common stock as of such date. PLDT has no knowledge if any beneficial owner of the shares under The Hongkong and Shanghai Banking Corp. Ltd.–Clients owned more than 5% of PLDT’s outstanding common stock as at February 29, 2012.

(9)

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

This account also includes 8,533,253 shares of PLDT common stock underlying ADS beneficially owned by NTT DOCOMO, 7,653,703 shares of PLDT common stock underlying ADS beneficially owned by non-Philippine wholly-owned subsidiaries of First Pacific and 13,725,776 shares of PLDT common stock underlying ADSs beneficially owned by Lazard Asset Management LLC, or LAMLLC. Please refer to footnote 11

(10)

JGS holds 17,305,625 shares, of which 17,138,211 shares are beneficially owned by JGS, 86,723 shares are beneficially owned by Express Holdings, Inc.. 70,542 shares are beneficially owned by Solid Finance (Holdings), Limited, 10,148 shares are beneficially owned by Ms. Elizabeth Yu Gokongwei and 1 share is beneficially owned by Mr. James L. Go, all held on record by PCD Nominee Corporation, collectively representing 8.01% of the outstanding common stock of PLDT as at March 22, 2012.

(11)

According to the Schedule 13G of LAMLLC filed with the U.S. Securities and Exchange Commission on January 24, 2012, LAMLLC, as an investment adviser, beneficially owned 13,725,776 shares of PLDT common stock underlying ADSs representing 6.35% of the outstanding common stock of PLDT as at February 29, 2012.

The FP Parties had beneficial ownership of approximately 26% in our outstanding common stock as at February 29, 2012. This is the largest block of our common stock that is directly or indirectly under common ownership. As at February 29, 2012, NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of our outstanding common stock. As a result of the Shareholders Agreement, the Cooperation Agreement and their respective stockholdings, the FP Parties and/or, NTT Communications and/or NTT DOCOMO are able to influence our actions and corporate governance, including (i) elections of our directors; and (ii) approval of major corporate actions, which require the vote of common stockholders, among other things.

As at February 29, 2012, approximately 41.22% of the outstanding capital stock of PLDT were registered in the names of Philippine persons.

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

See “Item 18 – Consolidated Financial Statements.”

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

The Supreme Court, in a resolution promulgated on December 4, 2007, held that the computation of the SRF should be based on the outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, the NTC assessed PLDT the total amount of Php2,870 million as SRF, which included penalties and interest. On April 3, 2008, PLDT paid NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but did not pay the penalties and interest assessed by the NTC. PLDT, through counsel, believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments of the same. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals, or the Petition, praying that the NTC be restrained from enforcing or implementing its assessment letter of February 29, 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s letters-assessments dated February 29, 2008, April 14, 2008 and June 18, 2008. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals. Instead, the NTC, through the Solicitor General, filed a petition for review directly with the Supreme Court. PLDT received a copy of the petition on July 29, 2010, and after receiving the order of the Supreme Court to file its comment, filed its Comment on the petition on December 7, 2010. The NTC filed a Reply dated August 26, 2011, which was received by PLDT on September 6, 2011. PLDT filed a Rejoinder on October 12, 2011. This case is still pending with the Supreme Court.

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

Matters Relating to Gamboa Case

On June 29, 2011, the Supreme Court of the Philippines promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), where the Court held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. The Decision of the Supreme Court reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60% to 40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution.

While PLDT is not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in Philippine Long Distance Telephone Company, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

The case is set for oral arguments on April 17, 2012. To the best of PLDT’s knowledge, the Philippine SEC has not commenced any proceeding to determine if PLDT is in violation of Section 11, Article XII of the 1987 Constitution. A finding by the Philippine SEC that there is a violation of Section 11, Article XII of the 1987 Constitution by PLDT may subject the latter to sanctions under Philippine law, including possible revocation of its franchise.

Nonetheless, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized preferred capital into preferred shares with full voting rights, or Voting Preferred Shares, and serial preferred shares without voting rights, and other conforming amendments, or Amendments to the Articles. The Amendments to the Articles will require the approval by the stockholders of PLDT and the approval of the Philippine SEC. Upon approval of the Amendments to the Articles by the Philippine SEC, up to 150,000,000 Voting Preferred Shares could be initially issued by the Board to, among others, Philippine citizens and Philippine corporations at least 60% of the capital stock entitled to vote is owned or held by such citizens, as and when the Board determines such issuance to be necessary to avoid any disruptions on PLDT’s operations and transactions and to protect the interests of PLDT and its stakeholders. Upon issuance of such Voting Preferred Shares to Filipinos and Filipino-owned entities, the total foreign equity in the total resulting voting shares of PLDT will be reduced from the current 59% to about 35%. A Special Meeting of Stockholders of PLDT was scheduled on September 20, 2011, at which meeting the Amendments to the Articles were supposed to be submitted to PLDT’s stockholders for approval. However, the Special Meeting was cancelled due to an anticipated lack of quorum. In the Special Meeting of Stockholders held on March 22, 2012, the Amendments to the Articles were approved by the holders of more than two-thirds (2/3) of the outstanding capital stock (common and preferred) of PLDT. The Amended Articles of Incorporation will be filed with the Philippine SEC in due time.

Taxation

Local Business and Franchise Taxes

PLDT, Smart, PCEV and Digitel currently face various local business and franchise tax assessments by different local government units.

PLDT, Smart, PCEV and Digitel believe that under Philippine laws then prevailing, they are exempt from payment of local franchise and business taxes to local government units and are contesting the assessment of these taxes in some of these cases.

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

For more information, see Note 26 – Provisions and Contingencies to the accompanying consolidated financial statements in Item 18.

Dividend Distribution Policy

See Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 19 – Equity to the accompanying consolidated financial statements in Item 18 for tables that show dividends declared in 2011.

Item 9.	The Offer and Listing

Common Capital Stock and ADSs

The shares of common stock of PLDT are listed and traded on the PSE and, prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an ADR facility was established, pursuant to which Citibank, N.A., as the Depositary, issued ADRs evidencing ADSs with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary of PLDT’s ADR Facility. The ADSs are listed on the NYSE and are traded on the NYSE under the symbol of “PHI”.

For the period from January 1 to February 29, 2012, a total of 7.3 million shares of PLDT’s common capital stock were traded on the PSE. During the same period, the volume of trading was 1.8 million ADSs on the NYSE.

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel, see Note 13 – Business Combinations – PLDT’s Acquisition of Digitel to the accompanying consolidated financial statements in Item 18 for further discussion.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

As at February 29, 2012, 10,837 stockholders were Philippine persons and held approximately 41.22% of PLDT’s common capital stock. In addition, as at February 29, 2012, there were a total of approximately 54 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 323 holders.

High and low sales prices for PLDT’s common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	Philippine Stock Exchange		New York Stock Exchange
	High	Low	High		Low

2012
Two months	Php2,886.00	Php2,542.00	US$	67.50	US$	58.46
January	2,886.00	2,542.00		67.50		58.46
February	2,886.00	2,720.00		66.89		63.13
March (through March 22, 2012)	2,886.00	2,588.00		67.07		60.15

2011
First Quarter	2,550.00	1,990.00		58.80		46.08
Second Quarter	2,496.00	2,202.00		58.16		52.16
Third Quarter	2,434.00	2,096.00		58.68		47.90
September	2,428.00	2,096.00		57.78		47.90
Fourth Quarter	2,598.00	2,116.00		58.95		47.99
October	2,472.00	2,116.00		56.79		47.99
November	2,442.00	2,330.00		56.45		52.55
December	2,598.00	2,400.00		58.95		54.79

2010
First Quarter	2,775.00	2,420.00		60.65		53.05
Second Quarter	2,540.00	2,320.00		57.49		50.04
Third Quarter	2,630.00	2,355.00		59.92		51.47
Fourth Quarter	2,764.00	2,360.00		64.35		53.61

2009	2,670.00	1,830.00		58.17		38.43
2008	3,175.00	1,810.00		76.72		36.05
2007	3,285.00	2,250.00		76.30		45.25

Item 10.	Additional Information

Share Capital

Not applicable.

Articles of Incorporation and By-Laws

A summary of certain provisions of PLDT’s Articles of Incorporation and By-Laws and applicable Philippine laws as previously disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 30, 2011, is herein incorporated by reference.

Approval of Voting Preferred Shares

On July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments (the “Amendments”). The shares of voting preferred stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines. The holders of voting preferred stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of voting preferred stock.

In the Special Meeting of Stockholders held on March 22, 2012, the Amendments to the Articles were approved by the holders of more than two thirds (2/3) of the outstanding capital stock (common and preferred) of PLDT. The Amended Articles of Incorporation will be filed with the Philippine SEC in due time.

Upon the approval of the Amendments by the Philippine SEC, the board of directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, may determine the specific terms, features and limitations of the Voting Preferred Stock and, as it deems necessary to protect the interest of PLDT and its stakeholders, authorize the issuance of shares of Voting Preferred Stock to Qualified Owners. It is contemplated that the shares of Voting Preferred Stock will have the following other features: (a) entitled to dividends at such rate to be determined by the Board of Directors, payable before any dividends are paid to the holders of Common Stock; (b) not convertible to Common Stock or to any shares of stock of PLDT of any class; (c) redeemable at the option of PLDT; (d) holders will have no pre-emptive right to subscribe or purchase any shares of stock of any class, or convertible debt, securities or warrants issued, sold or disposed by PLDT; and (e) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to holders of shares of Common Stock.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Redemption of Preferred Shares

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s 10% Cumulative Convertible Preferred Stock Series A to FF, which were issued pursuant to the PLDT SIP Preferred Shares and all such shares were redeemed and retired effective January 19, 2012.

For a detailed description of the redemption of our preferred shares, see Item  4. “Information on the Company – Recent Developments – Redemption of Preferred Shares.”

Material Contracts

Other than the contracts described in Item 4. “Information on the Company – Development Activities (2009-2011)” and Item 7. “Major Shareholders and Related Party Transactions,” we have not entered into any material contract that are not in the ordinary course of business within the two years preceding the date of this annual report.

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

Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which were paid in U.S. dollars. PLDT’s Transfer Agent for its common stock, The Hong Kong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2011, approximately 87% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 19 – Equity and Note 20 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18.

Principal of and interest on PLDT’s 11.375% Notes due May 2012 and 8.35% Notes due March 2017 are payable in U.S. dollars which may be paid through the local banking system either pursuant to the registration of such Notes with the BSP or otherwise pursuant to specific BSP approval of such payment. Such principal and interest may also be paid utilizing PLDT’s own dollar resources without necessity of BSP approval. The BSP, with the approval of the President of the Philippines, may, however, restrict the availability of foreign exchange during an exchange crisis, when an exchange crisis is imminent, or in times of national emergency.

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

Philippine Taxation

Taxes on Exchange of ADSs for Common Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of Common Stock to a holder of ADRs or to a holder of GDRs. See “– Capital Gains Tax and Stock Transaction Tax” and “– Documentary Stamp Taxes.”

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

Capital Gains Tax and Stock Transaction Tax

The Philippine Tax Code provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold. Subject to applicable tax treaty rates, the rate of tax on such gain, where the share is not disposed of through the PSE, is a final tax (i.e., capital gains tax) of 5% for gains not exceeding Php100,000 and 10% for gains in excess of that amount, for a given taxable year. The rate is the same for both non-resident individuals and non-resident non-Philippine corporations. While this tax is not collected through withholding, the Philippine Tax Code prohibits a sale or transfer of shares of stock from being recorded in the Stock and Transfer Books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax has been paid or certain other conditions are met.

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

Under the Philippines-United States Tax Treaty, gains derived by a United States resident from the sale of shares of stock of a Philippine corporation will not be subject to capital gains tax (i.e., where the share is not disposed of through the PSE), unless the shares are those of a corporation of which over 50% of the assets (in terms of value) consist of real property interests located in the Philippines. PLDT does not believe that it currently is such a corporation. Holders are required, however, to establish to the Philippine taxing authorities their eligibility for such treaty exemption. Philippine tax authorities have prescribed, through an administrative issuance, procedures for availment of tax treaty relief.

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

Estate and Donor’s Taxes

Shares of stock issued by a corporation organized or constituted in accordance with Philippine law are deemed to have a Philippine situs and their transfer by way of succession or donation is subject to Philippine estate and gift taxes. The transfer of shares of stock by a deceased individual to his heirs by way of succession, whether such an individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the net estate is over Php200,000. Individual and corporate shareholders, whether or not citizens or residents of the Philippines, who transfer the Equity Securities by way of gift or donation will be liable for Philippine donor’s tax on such transfers at progressive rates ranging from 2% to 15%, if the net gifts made during the calendar year exceed Php100,000. The rate of tax with respect to net gifts made to a stranger, who is not a brother, sister, spouse, ancestor, lineal descendant or relative by consanguinity in the collateral line within the fourth degree of relationship of the donor, is a flat rate of 30%. Donations to or from corporations are considered donations from a stranger for donor’s tax purposes. Estate and gift taxes will not be collected in respect of intangible personal property such as the Equity Securities:

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

Sale or Other Disposition of Equity Securities

Subject to the PFIC rules discussed below, a United States Holder will recognize capital gain or loss upon the sale of Common Stock or ADSs in an amount equal to the difference between such United States Holder’s basis in the Common Stock or ADSs and the amount realized upon the sale. Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the Common Stock or ADSs have been held for more than one year. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. Generally, any such gain or loss will be treated as realized income or loss from sources within the United States for foreign tax credit limitation purposes. United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax. See “– Philippine Taxation – Capital Gains Tax and Stock Transaction Tax.”

The U.S. Tax Code does not authorize a comparable credit for foreign gift or donor’s taxes such as those imposed by the Philippines. See “– Philippine Taxation – Estate and Donor’s Taxes.”

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

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

We have letters of credit amounting to Php913 million as at December 31, 2011 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php46,057 million and Php558 million, respectively, as at December 31, 2011. See Note 15 – Cash and Cash Equivalents to the accompanying consolidated financial statements in Item 18 for further discussion. Details on our letters of credit and a summary of the maturity profile of our financial liabilities as at December 31, 2011 and 2010 based on contractual undiscounted payments is set out in Note 27 – Financial Assets and Liabilities to the accompanying consolidated financial statements in Item 18.

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

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2011 and 2010:

	2011		2010
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Advances and other noncurrent assets	2	83	3	122
Derivative financial assets	—	—	4	178

Total noncurrent financial assets	2	83	7	300

Current Financial Assets
Cash and cash equivalents	165	7,248	138	6,050
Short-term investments	12	540	15	652
Trade and other receivables – net	215	9,445	214	9,361
Derivative financial assets	8	366	—	5

Total current financial assets	400	17,599	367	16,068

Total Financial Assets	402	17,682	374	16,368

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	906	39,806	782	34,244
Derivative financial liabilities	51	2,235	82	3,604

Total noncurrent financial liabilities	957	42,041	864	37,848

Current Financial Liabilities
Accounts payable	198	8,688	169	7,415
Accrued expenses and other current liabilities	129	5,677	143	6,267
Derivative financial liabilities	21	924	—	—
Current portion of interest-bearing financial liabilities	349	15,328	103	4,537

Total current financial liabilities	697	30,617	415	18,219

Total Financial Liabilities	1,654	72,658	1,279	56,067

(1)

The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php43.92 to US$1.00, the Philippine peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2011.

(2)

The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php43.81 to US$1.00, the Philippine peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2010.

As at March 6, 2012, the Philippine peso-U.S. dollar exchange rate was Php42.82 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php1,377 million as at December 31, 2011.

Approximately 47% and 43% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2011 and 2010, respectively. Consolidated foreign currency-denominated debt decreased to Php53,329 million as at December 31, 2011 from Php38,414 million as at December 31, 2010.

See Note 20 – Interest-bearing Financial Liabilities to the accompanying consolidated financial statements in Item 18 for further discussion. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts were US$262 million as at December 31, 2011 and 2010. Consequently, the unhedged portion of our consolidated debt amounts was approximately 37% (or 30%, net of our consolidated U.S. dollar cash balances) and 30% (or 23%, net of our consolidated U.S. dollar cash balances) as at December 31, 2011 and 2010, respectively.

Approximately, 30% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2011 as compared with approximately 30% and 32% for the years ended December 31, 2010 and 2009, respectively. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had depreciated by 0.25% against the U.S. dollar to Php43.92 to US$1.00 as at December 31, 2011 from Php43.81 to US$1.00 as at December 31, 2010. As at December 31, 2010, the Philippine peso had appreciated by 5.64% against the U.S. dollar to Php43.81 to US$1.00 from Php46.43 to US$1.00 as at December 31, 2009. As a result of our consolidated foreign exchange movements as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php744 million for the year ended December 31, 2011, while we recognized net consolidated foreign exchange gains of Php1,807 million and Php909 million for the years ended December 31, 2010 and 2009, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until our next reporting date of December 31, 2012. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 5.05% as compared to the exchange rate of Php43.92 to US$1.00 as at December 31, 2011. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 5.05% as at December 31, 2011, with all other variables held constant, profit after tax for the year end 2011 would have been approximately Php1,630 million higher/lower and our consolidated stockholders’ equity as at year end 2011 would have been approximately Php1,609 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 5.27% as at December 31, 2010, with all other variables held constant, profit after tax for the year 2010 would have been approximately Php1,099 million higher/lower and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php1,089 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2011 and 2010. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2011

	In U.S. Dollars												Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year		1-2 years		2-3 years		3-5 years		Over 5 years		Total	In Php			In U.S. Dollar	In Php
													(in millions)
Assets:
Investment in Debt Securities
Philippine Peso		8		4		—		—		—	12	508	—	508	12	516
Interest rate		6.8750%		7.0000%		—		—		—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar		14		—		—		—		—	14	626	—	626	14	626
Interest rate		0.0100% to 0.7663%		—		—		—		—	—	—	—	—	—	—
Philippine Peso		66		—		—		—		—	66	2,886	—	2,886	66	2,886
Interest rate		0.0100% to 3.1500%		—		—		—		—	—	—	—	—	—	—
Other Currencies		5		—		—		—		—	5	218	—	218	5	218
Interest rate		0.0100% to 2.0000%		—		—		—		—	—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar		133		—		—		—		—	133	5,824	—	5,824	133	5,824
Interest rate		0.2500% to 1.7000%		—		—		—		—	—	—	—	—	—	—
Philippine Peso		810		—		—		—		—	810	35,596	—	35,596	810	35,596
Interest rate		1.0000% to 4.8750%		—		—		—		—	—	—	—	—	—	—

Short-term Investments
U.S. Dollar		12		—		—		—		—	12	540	—	540	12	540
Interest rate		3.1020%		—		—		—		—	—	—	—	—	—	—
Philippine Peso		—		—		—		—		—	—	18	—	18	—	18
Interest rate		3.5000%		—		—		—		—	—	—	—	—	—	—

		1,048		4		—		—		—	1,052	46,216	—	46,216	1,052	46,224

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes		146		—		—		—		234	380	16,691	124	16,567	427	18,740
Interest rate		11.3750%		—		—		—		8.3500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans		—		53		302		28		21	404	17,738	1,900	15,838	359	15,770
Interest rate		—		2.9900% to 3.9550%		2.2500% to 3.9550%		2.9900% to 3.9550%		3.9550%	—	—	—	—	—	—
Philippine Peso		121		137		122		590		187	1,157	50,818	38	50,780	1,194	52,454
Interest rate		5.6250% to 6.5708%		5.4692% to 8.4346%		5.4692% to 9.1038%		5.4692% to 9.1038%		5.4963% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar		11		242		73		94		58	478	20,996	71	20,925	476	20,925
Interest rate	US$	LIBOR + 0.7500%	US$	LIBOR + 0.3000% to 1.8500%	US$	LIBOR + 0.3000% to 1.8500%	US$	LIBOR + 0.3000% to 1.8000%	US$	LIBOR + 0.3000% to 1.8000%	—	—	—	—	—	—
Philippine Peso		1		147		20		61		—	229	10,059	3	10,056	229	10,056
Interest rate		PDST-F + 1.3750%		PDST-F + 0.3000%		PDST-F + 0.3000%		BSP overnight rate + 30 bps to 50 bps		—	—	—	—	—	—	—

Short-term Debt
Notes Payable
U.S. Dollar		35		—		—		—		—	35	1,537	—	1,537	35	1,537
Interest rate		Bank’s prime rate		—		—		—		—	—	—	—	—	—	—
Philippine Peso		36		—		—		—		—	36	1,572	—	1,572	36	1,572
Interest rate		4.0000%		—		—		—		—	—	—	—	—	—	—

		350		579		517		773		500	2,719	119,411	2,136	117,275	2,756	121,054

As at December 31, 2010

	In U.S. Dollars											Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year		1-2 years		2-3 years		3-5 years		Over 5 years	Total	In Php			In U.S. Dollar	In Php
												(in millions)

Assets:
Investment in Debt Securities
Philippine Peso		—		—		8		3	—	11	484	—	484	11	502
Interest rate		—		—		6.8750%		7.0000%	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar		11		—		—		—	—	11	474	—	474	11	474
Interest rate		0.0025% to 0.7840%		—		—		—	—	—	—	—	—	—	—
Philippine Peso		31		—		—		—	—	31	1,362	—	1,362	31	1,362
Interest rate		0.0625% to 2.9000%		—		—		—	—	—	—	—	—	—	—
Other Currencies		3		—		—		—	—	3	118	—	118	3	118
Interest rate		0.0100% to 2.4000%		—		—		—	—	—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar		110		—		—		—	—	110	4,813	—	4,813	110	4,813
Interest rate		0.1000% to 1.7000%		—		—		—	—	—	—	—	—	—	—
Philippine Peso		661		—		—		—	—	661	28,959	—	28,959	661	28,959
Interest rate		1.0000% to 4.8100%		—		—		—	—	—	—	—	—	—	—

Short-term Investments
U.S. Dollar		15		—		—		—	—	15	652	—	652	15	652
Interest rate		1.9000% to 10.672%		—		—		—	—	—	—	—	—	—	—
Philippine Peso		—		—		—		—	—	—	17	—	17	—	17
Interest rate		3.2500%		—		—		—	—	—	—	—	—	—	—

		831		—		8		3	—	842	36,879	—	36,879	842	36,897

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes		—		146		—		—	234	380	16,650	200	16,450	440	19,274
Interest rate		—		11.3750%		—		—	8.3500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans		9		29		15		295	—	348	15,264	2,586	12,678	276	12,120
Interest rate		4.7000%		2.9900% to 3.7900%		2.9900% to 3.7900%		2.2500% to 2.9900%	—	—	—	—	—	—	—
Philippine Peso		68		146		121		339	195	869	38,066	74	37,992	961	42,091
Interest rate		6.0323% to 8.7792%		5.6250% to 8.4346%		6.5000% to 8.4346%		6.5000% to 9.1038%	6.5000% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar		6		148		45		15	—	214	9,357	71	9,286	212	9,286
Interest rate	US$	LIBOR + 0.8150%	US$	Swap rate + 2.7900%; LIBOR + 0.4200% to 1.8500%	US$	Swap rate + 2.7900%; LIBOR + 0.4200% to 1.8500%	US$	Swap rate + 2.7900%; LIBOR + 1.3500% to 1.8500%	—	—	—	—	—	—	—
Philippine Peso		58		150		74		20	—	302	13,253	13	13,240	302	13,240
Interest rate		PDST-F + 0.3000% to 1.2500%		PDST-F + 0.3000% to 1.3750%; AUB’s prime rate		PDST-F + 0.3000%		PDST-F + 0.3000%	—	—	—	—	—	—	—

		141		619		255		669	429	2,113	92,590	2,944	89,646	2,191	96,011

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of December 31, 2012. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 100 basis points higher/lower, respectively, as compared to levels as at December 31, 2011. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2011, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2011 would have been approximately Php25 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 100 basis points higher/lower as compared to market levels as at December 31, 2011, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2011 would have been approximately Php317 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If U.S.

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

The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments as at December 31, 2011 and 2010:

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2011	2010	2011	2010
	(in millions)
Loans and receivables:
Advances and other noncurrent assets	Php1,165	Php1,000	Php1,152	Php999
Cash and cash equivalents	46,057	36,678	45,483	36,458
Short-term investments	24	152	24	152
Foreign administrations	4,762	4,321	4,693	4,277
Retail subscribers	4,038	3,872	3,975	3,799
Corporate subscribers	2,708	2,042	2,495	1,918
Domestic carriers	1,212	1,453	1,212	1,453
Dealers, agents and others	3,525	4,740	3,497	4,740
HTM investments:
Investment in debt securities	508	484	508	484
Available-for-sale financial assets	7,181	147	7,181	147
Financial instruments at fair value through profit or loss, or FVPL
Short-term investments	534	517	534	517
Long-term currency swap	356	178	356	178
Bifurcated embedded derivatives	—	5	—	5
Derivatives used for hedging:
Forward foreign exchange contracts	10	—	10	—

Total	Php72,080	Php55,589	Php71,120	Php55,127

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.
(2)	Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2011 and 2010:

		Neither past due nor impaired		Past due but not impaired
	Total	Class A(1)	Class B(2)		Impaired
	(in millions)
December 31, 2011
Loans and receivables:
Advances and other noncurrent assets	Php1,165	Php1,128	Php37	Php—	Php—
Cash and cash equivalents	46,057	44,885	1,172	—	—
Short-term investments	24	24	—	—	—
Retail subscribers	11,302	1,449	1,050	1,539	7,264
Corporate subscribers	9,200	974	375	1,359	6,492
Foreign administrations	4,961	1,309	1,242	2,211	199
Domestic carriers	1,323	215	24	973	111
Dealers, agents and others	4,231	1,705	1,217	603	706
HTM investments:
Investment in debt securities	508	508	—	—	—
Available-for-sale financial assets	7,181	150	7,031	—	—
Financial instruments at FVPL(3):
Short-term investments	534	534	—	—	—
Long-term currency swap	356	356	—	—	—
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	—	—	—

Total	86,852	53,247	12,148	6,685	14,772

December 31, 2010
Loans and receivables:
Advances and other noncurrent assets	1,000	951	49	—	—
Cash and cash equivalents	36,678	35,368	1,310	—	—
Short-term investments	152	152	—	—	—
Retail subscribers	8,917	946	926	2,000	5,045
Corporate subscribers	7,998	393	612	1,037	5,956
Foreign administrations	4,479	1,756	699	1,866	158
Domestic carriers	1,591	191	23	1,239	138
Dealers, agents and others	5,273	2,599	2,013	128	533
HTM investments:
Investment in debt securities	484	484	—	—	—
Available-for-sale financial assets	147	108	39	—	—
Financial instruments at FVPL(3):
Short-term investments	517	517	—	—	—
Long-term currency swap	178	178	—	—	—
Bifurcated embedded derivatives	5	5	—	—	—

Total	Php67,419	Php43,648	Php5,671	Php6,270	Php11,830

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

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2011 and 2010 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in millions)
December 31, 2011
Loans and receivables:
Advances and other noncurrent assets	Php1,165	Php1,165	Php—	Php—	Php—	Php—
Cash and cash equivalents	46,057	46,057	—	—	—	—
Short-term investments	24	24	—	—	—	—
Retail subscribers	11,302	2,499	1,202	226	111	7,264
Corporate subscribers	9,200	1,349	706	263	390	6,492
Foreign administrations	4,961	2,551	897	282	1,032	199
Domestic carriers	1,323	239	100	98	775	111
Dealers, agents and others	4,231	2,922	182	199	222	706
HTM investments:
Investment in debt securities	508	508	—	—	—	—
Available-for-sale financial assets	7,181	7,181	—	—	—	—
Financial instruments at FVPL:
Short-term investments	534	534	—	—	—	—
Long-term currency swap	356	356	—	—	—	—
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	—	—	—	—

Total	86,852	65,395	3,087	1,068	2,530	14,772

December 31, 2010
Loans and receivables:
Advances and other noncurrent assets	1,000	1,000	—	—	—	—
Cash and cash equivalents	36,678	36,678	—	—	—	—
Short-term investments	152	152	—	—	—	—
Retail subscribers	8,917	1,872	1,387	150	463	5,045
Corporate subscribers	7,998	1,005	642	159	236	5,956
Foreign administrations	4,479	2,455	616	393	857	158
Domestic carriers	1,591	214	165	182	892	138
Dealers, agents and others	5,273	4,612	21	20	87	533
HTM investments:
Investment in debt securities	484	484	—	—	—	—
Available-for-sale financial assets	147	147	—	—	—	—
Financial instruments at FVPL:
Short-term investments	517	517	—	—	—	—
Long-term currency swap	178	178	—	—	—	—
Bifurcated embedded derivatives	5	5	—	—	—	—

Total	Php67,419	Php49,319	Php2,831	Php904	Php2,535	Php11,830

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

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. According to the share buyback program, as at December 31, 2011, we acquired a total of approximately 2.72 million shares of PLDT’s common stock for a total consideration of Php6,505 million, representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share. See Note 8 – Earnings Per Common Share and Note 19 – Equity to the accompanying consolidated financial statements in Item 18 for further discussion.

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

The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2011 and 2010:

	2011	2010
	(in millions)
Long-term debt, including current portion (Note 20)	Php114,166	Php89,646
Notes payable (Note 20)	3,109	—

Total consolidated debt	117,275	89,646
Cash and cash equivalents (Note 15)	(46,057)	(36,678)
Short-term investments	(558)	(669)

Net consolidated debt	70,660	52,299

Equity attributable to equity holders of PLDT	Php151,833	Php97,069

Net consolidated debt to equity ratio	47%	54%

Item 12.	Description of Securities Other than Equity Securities

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program. In the year ended December 31, 2011, the depositary reimbursed US$565,308.32. The amounts the depositary reimbursed are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursed for the year ended December 31, 2011:

Category of Expenses	Amount Reimbursed for

Investor relations and investor event fees	US$	500,553.23
Legal and accounting fees incurred in connection with the preparation of Form 20-F, ongoing SEC compliance and listing requirements		455.09
Listing fees		64,300.00

Total	US$	565,308.32

As part of its service to PLDT, the depositary has agreed to waive US$150,000 per year in annual maintenance fees for the administration of the ADR program and absorb up to US$50,000 per year of the depositary’s out-of-pocket expenses, which in aggregate is estimated to total US$7,812 for the year ended December 31, 2011.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2011. Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2011.

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

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent of detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that the internal control over financial reporting of the PLDT Group was effective as of December 31, 2011.

On October 26, 2011, we completed the acquisition of Digitel. Our assessment of the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2011 excluded the internal control of Digitel, whose financial statements are consolidated in the 2011 consolidated financial statements of the PLDT Group. This exclusion was made in accordance with SEC guidance that an assessment of internal control of a recently acquired business may be omitted in management’s report on internal control over financial reporting. Digitel constituted 29% of total consolidated assets as at December 31, 2011, and 2% of revenues for the year ended December 31, 2011.

We reviewed the results of management’s assessment with the Audit Committee of the Board of Directors.

SyCip, Gorres, Velayo & Co. (“SGV”, a member practice of the Ernst & Young Global), an independent registered public accounting firm, has audited our consolidated financial statements included in this annual report and has issued an attestation report on our internal control over financial reporting as at December 31, 2011. This attestation report is dated March 22, 2012 and is set forth in Item 18 “Financial Statements”.

Changes in Internal Control Over Financial Reporting. During 2011, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Business Conduct and Ethics

PLDT has long committed itself to very high standards of corporate performance in order to achieve sustained growth and profitability and create value for its shareholders and stakeholders. It is a commitment that, in turn, demands adherence to the highest corporate governance standards and practices. Inasmuch as PLDT is a public company and its common shares are listed in the PSE, while its American Depositary Shares are listed in the New York Stock Exchange, PLDT finds itself in the unique position of being the only telecommunication company in the Philippines that is subject to, and must comply with, the corporate governance requirements of both the Philippines and the United States. These requirements are set forth under various laws, rules, and regulatory issuances, including the Philippine Revised Code of Corporate Governance, the PSE Corporate Governance Guidelines, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act and the New York Stock Exchange Listing Rules. In addition, PLDT as an associated company of First Pacific Company Ltd., which is listed in the Hong Kong Stock Exchange, also looks to the corporate governance standards of Hong Kong for guidance and benchmarking purposes.

PLDT continues to benchmark against recognized international best practices and monitor developments in corporate governance in order to elevate the Company’s CG structures, processes, and practices to global standards. Most importantly, it is endeavoring to venture beyond compliance and promote an ethical corporate culture guided by the principles of accountability, integrity, fairness and transparency.

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

Other policies

The Company also has other policies adopted by the Board to provide both general and specific guidelines that complement the Code of Ethics.

(a)	CG Manual – The PLDT CG Manual was approved and adopted by the Board of Directors on March 26, 2010 pursuant to SEC Memorandum Circular No. 6 Series of 2009 or the Revised Code of Corporate Governance. It supersedes the CG Manual approved and adopted on September 24, 2002, as amended on March 30, 2004 and January 30, 2007. The structures and processes set forth in the CG Manual, as well as the Articles of Incorporation and By-Laws, combined with the Company’s commitment to the principles of transparency, accountability, fairness and integrity, form PLDT’s basic framework of governance by which our Board of Directors, officers, executives and employees strive to achieve the Company’s strategic objectives, create value for all its stakeholders, and sustain its long-term viability.

In compliance with the Revised Code of Corporate Governance of the Philippine SEC and consistent with the relevant provisions of the SRC and Corporation Code of the Philippines, our CG Manual covers the following key areas:

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

•

establishment of board committees, specifically, the Audit Committee, Executive Compensation Committee, and the Governance and Nomination Committee, including the composition and the principal duties and responsibilities of such committees, as well as the requirement for each board committee to have its own charter;

•	the role of the Chairman as the leader of the Board and as the prime mover in ensuring compliance with, and the performance of, corporate governance policies and practices;

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

•	the establishment of an appropriate evaluation system for purposes of monitoring and assessing compliance with the CG Manual and other applicable laws and administrative issuances.

(b)	Conflict of Interest Policy approved on October 24, 2005. This Policy aims to ensure that work-related actions of PLDT’s directors, officers, employees and consultants are based on sound business principles and judgment devoid of bias or partiality. It enjoins all employees to be aware of the possibility of such bias and partiality in dealings with various entities or individuals in the course of or in relation to their work. The policy likewise mandates that employees who find themselves in a possible conflict of interest situation should promptly disclose the matter to the relevant authorities. If warranted, the employee concerned should also obtain appropriate approvals and inhibit himself from any action, transaction or decision involving an existing or potential conflict of interest.

(c)	Policy on Gifts, Entertainment and Sponsored Travel approved on January 31, 2006. This policy provides safeguards so that the custom of giving gifts is handled in accordance with the principles of integrity, accountability, fairness and transparency. It aims to prevent the occurrence of situations or actions that could significantly affect objective, independent or effective performance of an employee’s duties. Specifically, it prohibits the solicitation of gifts, sponsored travel, and entertainment from third parties. Receipt and acceptance of gifts voluntarily given by such third parties are handled according to this policy as well.

(d)	Supplier/Contractor Relations Policy approved on January 31, 2006. This Policy seeks to ensure that the Company upholds the highest professional standards in business practices and ethics in its dealings with suppliers and contractors in the procurement of goods and services. The policy also seeks to maintain PLDT’s reputation for equal opportunity and honest treatment of suppliers in all business transactions. The policy establishes clear rules for arm’s length transactions and fair treatment of prospective and existing suppliers with the objective of always obtaining the best value for the company.

(e)	Policy on Employee Disclosure on Violations of the Corporate Governance Rules, Questionable Accounting or Auditing Matters, and Offenses covered by PLDT’s Table of Penalties (or the Expanded Whistleblowing Policy) approved on May 9, 2006. This policy provides guidelines on handling employee disclosure or complaints of violation of rules pertaining to the aforestated matters, protects whistleblowers from retaliation and ensures confidentiality and fairness in the handling of a disclosure or complaint.

In 2011, Policy on Gifts, Entertainment and Sponsored Travel, the Supplier/Contractor Relations Policy, and the Expanded Whistleblowing Policy were reviewed by the corporate governance office and the GNC and were found to be adequate and compliant and did not require any amendment.

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

To access the Code of Ethics, CG Manual or information on how our corporate governance practices and those required of U.S. listed companies under NYSE Section 303A.11 differ, please refer to:

http://www.pldt.com.ph/governance/about/Documents/27623c20007849698da4df57179ec70dPLDT_

Code_of_Business_Conduct_and_Ethics.pdf

http://www.pldt.com.ph/governance/about/Documents/22336f71c88c495793d15575c2addffcpldtcorpgov_manual.pdf

http://www.pldt.com.ph/governance/about/Documents/f7933d17962d4b2c942e50ba4980f21bpldtdisclosure.pdf

Our subsidiaries and their respective subsidiaries have also adopted corporate governance rules and policies similar in substance and form to PLDT’s CG Rules, as well as appointed their respective corporate governance officers.

Pursuant to the Conflict of Interest Policy, PLDT officers, executives and employees are required to submit Conflict of Interest Disclosures. If a transaction is affected by conflict of interest, it is subject to approval by the appropriate approving authorities and the conflicted director, officer, executive or employee is prohibited from participating in any activity related to the said transaction. PLDT is progressively institutionalizing the practice of timely and transparent disclosures down to the level of rank and file employees. Our suppliers, vendors and contractors are also required to make disclosures with respect to relationships and affiliations that they or their personnel may have with respect to PLDT directors, officers, executives and employees.

PLDT’s Expanded Whistleblowing Policy facilitates the anonymous reporting of violations of the CG Policies, accounting and auditing rules and regulations or the PLDT Personnel Manual. PLDT maintains a Whistleblowing Hotline and other reporting facilities, such as a dedicated electronic mailbox, post office box, and facsimile transmission system. All employees and stakeholders who come forward in good faith, regardless of rank or status, to report any of the violations mentioned above or any act that may be considered as contrary to the Company’s values of accountability, integrity, fairness and transparency may submit a complaint or disclosure on such violations. Upon receipt by the Chief Governance Officer or the CGO, a preliminary evaluation is conducted to determine the appropriate investigating unit to which the case shall be assigned for further action. The CGO monitors the cases reported and ensures appropriate reporting to the Audit Committee, GNC, or any other relevant committee or body on the results of the investigations and the prompt referrals of findings to the units concerned. The Company’s committees on officer or employee discipline, as the case may be, are responsible for evaluating and approving the appropriate disciplinary action against erring officers and employees. In all processes and activities related to a whistleblowing complaint or disclosure, utmost confidentiality is observed in order to ensure the integrity of the process and/or protect the parties or offices who may be involved.

In line with all of these, PLDT has incorporated corporate governance standards in performance evaluation of personnel and has included corporate governance policy violations as a cause for disqualification in incentives and rewards in its Policy on Employee Qualification for Incentives and Rewards.

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

As part of its education and communication program, PLDT provides continuous training for its Board and senior management. PLDT has organized and conducted five corporate governance enhancement sessions since 2007 and has invited internationally-known experts to share their insights and interact with PLDT’s Board and senior management.

In 2011, the Board of Directors had a lively discussion with Mr. Steven John Priest, the founder of the Ethical Leadership Group and is now Senior Advisor of Global Compliance Services, Inc., a leading ethics and corporate compliance consultancy based in Charlotte, North Carolina, USA, on the topic Performance, Principles and People. Mr. Priest talked about Board responsibilities in the areas of governance and compliance risks, culture and leadership. He also discussed recent developments in relevant legislation and regulations in the United States and the United Kingdom, as well as emerging best practices on governance, ethics and compliance, with focus on directors’ qualifications and independence, executive compensation, and succession planning.

Mr. Priest also conducted a briefing for PLDT’s senior management entitled, Performance, Principles and People: A Discussion with PLDT Group Leaders conducted on December 7, 2011 concerning the present environment that businesses face, the risks that confront business organizations, the appropriate culture that companies need to adopt and establish, and the leadership demanded from people in positions of responsibility. 46 out of the 61 active members of PLDT senior management attended the session. In all, 57 out of the 61 active members of PLDT’s senior management have attended at least one corporate governance enhancement session.

PLDT also conducts training for its middle management. A special session for its executives was conducted by Mr. Keith Darcy, Executive Director of the Ethics and Compliance Officer Association (ECOA) based in Waltham, Massachusetts, USA. Mr. Darcy discussed The Role of Middle Management in Ethical Culture Building. Sixty-one (61) executives and officers of PLDT attended the session. In addition, newly promoted and hired executives are required to undergo a half-day workshop on Ethical Decision Making as part of their competency development as managers. The highly interactive course provides personnel in the middle manager category an opportunity to discuss and develop approaches to ethical dilemmas that confront them at the workplace.

For its supervisory and rank and file employees, PLDT conducted a Corporate Governance refresher course for selected divisions. A total of eight (8) Corporate Governance Refresher Sessions were conducted for the Information Systems Sector, which also held refresher courses for Information Systems Sector executives. The whole day seminar, entitled Educational Intervention on Ethical Compliance and Procurement Management, was a joint effort of the Corporate Governance Office together with the Procurement Management and Vendor Management Divisions of the Supply Chain, Asset Protection and Management Group.

PLDT also carried out a seminar developed specially for field service personnel entitled Values at Work. The module shows how the values of accountability, integrity, fairness and transparency can be employed as effective tools in the performance of duties and functions in the Company. The workshop at the same time seeks to affirm the participants’ commitment to PLDT’s core values.

Finally, PLDT requires newly-hired employees and executives to undergo a Corporate Governance Orientation.

In addition to face to face training, PLDT has on-line training modules for its employees. PLDT executives with the rank of manager, senior manager and assistant vice president have complied with the requirement to access and complete an online training course on the PLDT Expanded Whistleblowing Policy. Supervisory and rank and file employees, on the other hand, have taken and completed a module on the PLDT Conflict of Interest Policy, where more than 99% of the target learners as at the end of 2011 is in compliance with both online modules.

Education and training is supplemented by the production and dissemination of relevant corporate governance communication materials, including thematic posters, calendars and newsletters. Directors and certain officers and executives of PLDT are also provided with weekly Corporate Governance Newsbriefs, which contain summaries of news articles from global online sources. Periodic advisories on corporate governance policies are also issued.

C.	Performance Evaluation

PLDT Directors take part in an annual assessment process whereby they are able to review and evaluate the performance of the whole Board, the Board Committees and the individuals that comprise these bodies. The assessment includes an opportunity to evaluate the performance of the CEO. This process has proven to be useful in identifying the Board’s strengths and areas for improvement, and eliciting individual Directors’ feedback and views on the Company’s strategies, performance and future direction.

D.	Governance Structures

Board of Directors

Critical and central to the effectiveness of governance in the company is the quality of service and stewardship rendered by the PLDT Board of Directors. In the Board, as well as in the individual Directors, is lodged the principal responsibility for good governance and principled performance – as leaders, enablers and enforcers of good corporate governance practices.

Our Board of Directors is composed of thirteen (13) qualified and competent individuals, each highly regarded in their own fields, who bring together complementary skills and expertise, and the requisite independence and probity and diligence in the exercise of their fiduciary duties. Our board has three independent directors in Rev. Fr. Bievenido F. Nebres, S.J., Mr. Pedro E. Roxas and Mr. Alfred V. Ty who have been selected on the basis of specific independence criteria set out under applicable laws and rules, and in our By-Laws and CG Manual. The number of independent directors in the PLDT Board exceeds that required under the SRC and its implementing rules and regulations. A majority of the directors are non-executive directors and only three directors are at the same time company executives.

The position of Chairman of the Board is separate from that of the Chief Executive Officer. PLDT Chairman Manuel V. Pangilinan and PLDT President and CEO Napoleon L. Nazareno nonetheless share the responsibility of elevating good corporate governance and principled performance to a high strategic priority for the company.

President and Chief Executive Officer

The President and CEO provide leadership for management in developing and implementing business strategies, plans and budgets. More importantly, however, he ensures that the business and affairs of the Company are managed in a sound and prudent manner and operational, financial and internal controls are adequate and effective to ensure reliability and integrity of financial and operational information, effectiveness and efficiency of operations, safeguarding of assets and compliance with laws, rules, regulations and contracts. The President and CEO, with the assistance of the rest of PLDT’s management, also has the responsibility to provide the Board with a balanced, understandable and accurate account of the Company’s performance, financial condition, results of operations and prospects, on a regular basis.

Internal Audit Organization

We have an internal audit organization that determines whether our network or risk management, control and governance processes are adequate and functioning to ensure that:

1.	Risks are appropriately identified and managed;

2.	Significant financial, managerial, and operating information are accurate, reliable and timely;

3.	Employees’ actions are in compliance with policies, standards, procedures, and applicable laws and regulations;

4.	Resources are acquired economically, used efficiently and adequately protected;

5.	Programs, plans and objectives are achieved;

6.	Quality and continuous improvement are fostered in our control process;

7.	Significant legislative or regulatory issues impacting us are recognized and addressed appropriately; and

8.	Interaction with various governance groups occurs, as needed.

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

Our internal audit organization has a charter approved by our Audit Committee which seeks to comply with the Standards for the Professional Practice of Internal Auditing of The Institute of Internal Auditors in the discharge of its scope of work and responsibilities.

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

Corporate Governance Office

The Corporate Governance Office is responsible for the continuing development, drafting, issuance and review of appropriate corporate governance policies, attending to reports received through the whistleblowing facility, addressing queries and providing opinions or guidance on corporate governance matters to operating units, initiating enforcement actions to ensure compliance with corporate governance policies, and maintaining a corporate governance education and communication program that sees to the development of the proper knowledge, skills, attitudes and habits that would promote voluntary observance of corporate governance policies.

Further information on our Code of Ethics, Governance Manual and Charters of our Board Committees are available on our website. We undertake to provide a copy, without charge, to any person requesting for a copy of any, or both, of the Code of Ethics and CG Governance Manual from our Chief Governance Officer, Atty. Ma. Lourdes C. Rausa-Chan, who can be reached at e-mail address lrchan@pldt.com.ph or telephone number +632-816-8556. We also maintain a website at www.pldt.com.ph on which reports filed by us and other information may be accessed.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by our independent auditor for the years ended December 31, 2011 and 2010:

	2011	2010
	(in millions)

Audit Fees	Php44	Php39
All Other Fees	15	15

Total	Php59	Php54

Audit Fees. This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees. Other than the audit fees, we did not have any other audit-related fees for the years ended December 31, 2011 and 2010.

Tax Fees. We did not have any tax fees for the years ended December 31, 2011 and 2010.

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

Audit Committee’s Pre-approval of Policies and Procedures

Audit Committee pre-approval of services rendered by our independent auditor follows:

•

The Audit Committee has adopted a policy for pre-approval of audit, audit-related and permitted non-audit services to be rendered by our independent auditor, that should be interpreted in conjunction with our policy on auditor independence.

•	The Audit Committee does not engage our independent auditor for “prohibited services” at any point during the audit and professional engagement period.

•

To ensure the prompt handling of unexempted matters, the Audit Committee may delegate its authority to specifically pre-approve services to one or more of its members. The member(s) to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next regularly scheduled meeting.

•	The Audit Committee is directly responsible for the appointment, setting of compensation, retention, removal and oversight of the work of our independent auditor.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser

We did not repurchase any of our shares in the year ended December 31, 2011.

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

•

Number of Independent Directors. The NYSE listing standards require a majority of the board of directors to be independent. We have three independent directors out of 13 directors (23%), which exceeds the requirements under the Philippine SEC Governance Code that at least two members or 20% of the board of directors must be independent.

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

As provided for in our audit committee charter, as amended, any member of the audit committee may cause the Audit Committee advisor to be excluded from the committee’s meetings, as such member deems appropriate in order for the committee to carry out its responsibilities, until the committee has completed discussion of the topic for which the member requested the Audit Committee advisor to be excluded or until such member has withdrawn its request.

The differences between our corporate governance practices and the NYSE listing standards is set forth on our website at: http://www.pldt.com.ph/governance/Documents/NYSE-PLDT_CG-DISC303A%2011_2010.pdf.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

PLDT has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

Philippine Long Distance Telephone Company

We have audited Philippine Long Distance Telephone Company and subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The PLDT Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the PLDT Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of the effectiveness of internal control over financial reporting excluded the internal control of Digital Telecommunications Phils., Inc. and its subsidiaries (“Digitel”), whose financial statements are consolidated in the 2011 consolidated financial statements of the PLDT Group. The PLDT Group acquired Digitel in October 2011, and as at December 31, 2011, Digitel constituted 29% of total consolidated assets and 2% of revenues for the year ended December 31, 2011. Accordingly, our audit of internal control over financial reporting of the PLDT Group did not include an evaluation of the internal control over financial reporting of Digitel.

In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the PLDT Group as of December 31, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2011, and our report dated March 22, 2012 expressed an unqualified opinion thereon.

/s/ Sycip Gorres Velayo & Co.
Makati City, Philippines
March 22, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

Philippine Long Distance Telephone Company

We have audited the accompanying consolidated statements of financial position of Philippine Long Distance Telephone Company and Subsidiaries (collectively referred to as “PLDT Group”) as of December 31, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the PLDT Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the PLDT Group at December 31, 2011 and 2010, and the consolidated financial performance and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 to the consolidated financial statements, the 2010 and 2009 consolidated income statements have been restated to present outbound revenue on a gross basis to more correctly present and align the PLDT Group’s accounting policy with the predominant global practice in the telecommunication industry.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the PLDT Group’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2012 expressed an unqualified opinion thereon.

/s/ Sycip Gorres Velayo & Co.
Makati City, Philippines
March 22, 2012

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2011 and 2010

(in million pesos, except par value per share amounts and number of shares)

	2011	2010
ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 12, 20 and 27)	197,731	163,184
Investments in associates and joint ventures (Notes 3, 4, 5, 10, 24 and 27)	17,865	23,203
Available-for-sale financial assets (Notes 6, 10 and 27)	7,181	147
Investment in debt securities – net of current portion (Notes 11 and 27)	150	484
Investment properties (Notes 3, 6, 9, 12 and 27)	1,115	1,560
Goodwill and intangible assets (Notes 3, 4, 5, 14, 21 and 27)	80,656	11,485
Deferred income tax assets – net (Notes 3, 4, 7 and 27)	5,975	6,110
Derivative financial assets (Note 27)	—	178
Prepayments – net of current portion (Notes 3, 5, 18, 25 and 27)	8,869	8,679
Advances and other noncurrent assets – net of current portion (Note 27)	1,340	1,187

Total Noncurrent Assets	320,882	216,217

Current Assets
Cash and cash equivalents (Notes 15 and 27)	46,057	36,678
Short-term investments (Note 27)	558	669
Trade and other receivables (Notes 3, 5, 16, 18, 24 and 27)	16,245	16,428
Inventories and supplies (Notes 3, 4, 5, 17 and 27)	3,827	2,219
Derivative financial assets (Note 27)	366	5
Current portion of investment in debt securities (Notes 11 and 27)	358	—
Current portion of prepayments (Notes 18 and 27)	7,227	5,418
Current portion of advances and other noncurrent assets (Note 27)	126	181

Total Current Assets	74,764	61,598

TOTAL ASSETS	395,646	277,815

EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value per share, authorized – 822,500,000 shares; issued and outstanding – 441,912,370 shares as at December 31, 2011 and 441,887,387 shares as at December 31, 2010 (Notes 8, 19 and 27)	4,419	4,419
Common stock, Php5 par value per share, authorized – 234,000,000 shares; issued – 217,160,444 shares and outstanding – 214,436,333 shares as at December 31, 2011; and issued – 189,480,549 shares and outstanding – 186,756,438 shares as at December 31, 2010 (Notes 8, 19 and 27)	1,085	947
Treasury stock – 2,724,111 shares as at December 31, 2011 and 2010 (Notes 8, 19 and 27)	(6,505)	(6,505)
Capital in excess of par value	127,246	62,890
Retained earnings (Note 19)	26,232	36,594
Other comprehensive income (Note 6)	(644)	(1,276)

Total Equity Attributable to Equity Holders of PLDT	151,833	97,069
Noncontrolling interests (Note 6)	386	316

TOTAL EQUITY	152,219	97,385

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2011 and 2010

(in million pesos, except par value per share amounts and number of shares)

	2011	2010
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 4, 5, 9, 20, 23 and 27)	91,280	75,888
Deferred income tax liabilities – net (Notes 3, 4, 7 and 27)	2,902	1,099
Derivative financial liabilities (Note 27)	2,235	3,604
Pension and other employee benefits (Notes 3, 5, 23, 25 and 27)	609	1,834
Customers’ deposits (Note 27)	2,272	2,223
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 21, 23, 27 and 28)	22,642	13,567

Total Noncurrent Liabilities	121,940	98,215

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 27)	29,554	25,804
Accrued expenses and other current liabilities (Notes 3, 10, 14, 20, 21, 23, 24, 25, 26 and 27)	58,271	35,959
Derivative financial liabilities (Note 27)	924	—
Provision for claims and assessments (Notes 3, 26 and 27)	1,555	1,555
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 20, 23 and 27)	26,009	13,801
Dividends payable (Notes 19 and 27)	2,583	2,086
Income tax payable (Notes 7 and 27)	2,591	3,010

Total Current Liabilities	121,487	82,215

TOTAL LIABILITIES	243,427	180,430

TOTAL EQUITY AND LIABILITIES	395,646	277,815

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2011, 2010 and 2009

(in million pesos, except earnings per common share amounts)

	2011	2010	2009
		(As Restated – Note 2)

REVENUES
Service revenues (Notes 2, 3 and 4)	153,958	156,170	159,597
Non-service revenues (Notes 3, 4 and 5)	2,645	2,217	2,426

	156,603	158,387	162,023

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	27,957	26,277	25,607
Compensation and employee benefits (Notes 3, 5 and 25)	20,151	24,070	23,100
Interconnection costs (Note 2)	12,586	13,928	14,030
Repairs and maintenance (Notes 12, 17 and 24)	10,391	9,434	8,631
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	10,209	2,438	5,061
Selling and promotions	7,847	5,284	5,749
Professional and other contracted services (Note 24)	5,668	4,853	4,361
Cost of sales (Notes 5, 17 and 24)	5,443	4,771	5,432
Rent (Notes 3 and 27)	4,162	3,970	4,055
Taxes and licenses (Note 26)	3,597	2,571	2,881
Communication, training and travel	1,946	1,832	1,902
Insurance and security services (Note 24)	1,384	1,252	1,264
Amortization of intangible assets (Notes 3, 4 and 14)	264	388	368
Other expenses (Note 24)	1,777	1,763	1,700

	113,382	102,831	104,141

	43,221	55,556	57,882

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	2,035	1,408	2
Interest income (Notes 4, 5, 11 and 15)	1,372	1,200	1,539
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	197	(1,741)	(1,006)
Foreign exchange gains (losses) – net (Notes 4, 9 and 27)	(744)	1,807	909
Financing costs – net (Notes 4, 5, 9, 20 and 27)	(6,491)	(6,698)	(6,556)
Other income (Notes 4 and 18)	3,087	2,153	2,069

	(544)	(1,871)	(3,043)

INCOME BEFORE INCOME TAX (Note 4)	42,677	53,685	54,839
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	11,040	13,426	14,744

NET INCOME (Note 4)	31,637	40,259	40,095

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	31,697	40,217	39,781
Noncontrolling interests (Notes 4 and 8)	(60)	42	314

	31,637	40,259	40,095

Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	163.24	212.85	210.38
Diluted	163.10	212.85	210.36

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2011, 2010 and 2009

(in million pesos)

	2011	2010	2009
NET INCOME (Note 4)	31,637	40,259	40,095
OTHER COMPREHENSIVE INCOME (LOSS) (Note 6)
Foreign currency translation differences of subsidiaries	624	(761)	(657)
Net fair value gains on cash flow hedges	14	—	—
Net gains on available-for-sale financial assets (Note 10):	3	22	3
Gains from changes in fair value recognized during the year	3	23	3
Income tax related to fair value adjustments charged directly to equity	—	(4)	—
Losses removed from other comprehensive income taken to income	—	3	—
Revaluation increment on investment properties:	—	314	—
Revaluation increment of property, plant and equipment transferred to investment properties during the year	—	449	—
Income tax related to revaluation of increment charged directly to equity	—	(135)	—

Total Other Comprehensive Income (Loss)	641	(425)	(654)

TOTAL COMPREHENSIVE INCOME	32,278	39,834	39,441

ATTRIBUTABLE TO:
Equity holders of PLDT	32,329	39,958	39,142
Noncontrolling interests	(51)	(124)	299

	32,278	39,834	39,441

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2011, 2010 and 2009

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Stock Options Issued	Capital in Excess of Par Value	Retained Earnings	Other Comprehensive Income	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2009	4,415	947	(4,973)	6	68,337	37,177	(378)	105,531	1,438	106,969
Total comprehensive income:	—	—	—	—	—	39,781	(639)	39,142	299	39,441
Net income (Notes 4 and 8)	—	—	—	—	—	39,781	—	39,781	314	40,095
Other comprehensive loss (Note 6)	—	—	—	—	—	—	(639)	(639)	(15)	(654)
Cash dividends (Note 19)	—	—	—	—	—	(39,214)	—	(39,214)	(436)	(39,650)
Issuance of capital stock – net of conversion (Note 19)	1	—	—	—	11	—	—	12	—	12
Exercised option shares	—	—	—	(6)	21	—	—	15	—	15
Acquisition of treasury stocks (Notes 2, 8, 19 and 27)	—	—	(1,432)	—	—	—	—	(1,432)	—	(1,432)
Acquisition of noncontrolling interest in a subsidiary (Note 2)	—	—	—	—	(5,479)	—	—	(5,479)	(751)	(6,230)

Balances as at December 31, 2009	4,416	947	(6,405)	—	62,890	37,744	(1,017)	98,575	550	99,125

Balances as at January 1, 2010	4,416	947	(6,405)	—	62,890	37,744	(1,017)	98,575	550	99,125
Total comprehensive income:	—	—	—	—	—	40,217	(259)	39,958	(124)	39,834
Net income (Notes 4 and 8)	—	—	—	—	—	40,217	—	40,217	42	40,259
Other comprehensive loss (Note 6)	—	—	—	—	—	—	(259)	(259)	(166)	(425)
Cash dividends (Note 19)	—	—	—	—	—	(41,367)	—	(41,367)	(50)	(41,417)
Issuance of capital stock – net of conversion (Note 19)	3	—	—	—	—	—	—	3	—	3
Acquisition of treasury stocks (Notes 2, 8, 19 and 27)	—	—	(100)	—	—	—	—	(100)	—	(100)
Others	—	—	—	—	—	—	—	—	(60)	(60)

Balances as at December 31, 2010	4,419	947	(6,505)	—	62,890	36,594	(1,276)	97,069	316	97,385

Balances as at January 1, 2011	4,419	947	(6,505)	—	62,890	36,594	(1,276)	97,069	316	97,385
Total comprehensive income:	—	—	—	—	—	31,697	632	32,329	(51)	32,278
Net income (Notes 4 and 8)	—	—	—	—	—	31,697	—	31,697	(60)	31,637
Other comprehensive income (Note 6)	—	—	—	—	—	—	632	632	9	641
Cash dividends (Note 19)	—	—	—	—	—	(42,059)	—	(42,059)	(8)	(42,067)
Issuance of capital stock – net of conversion (Note 19)	—	138	—	—	64,356	—	—	64,494	—	64,494
Business combinations and others (Notes 2 and 13)	—	—	—	—	—	—	—	—	129	129

Balances as at December 31, 2011	4,419	1,085	(6,505)	—	127,246	26,232	(644)	151,833	386	152,219

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011, 2010 and 2009

(in million pesos)

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax (Note 4)	42,677	53,685	54,839
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	27,957	26,277	25,607
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	10,209	2,438	5,061
Interest on loans and other related items – net (Notes 4, 5, 9, 20 and 27)	5,312	5,471	5,317
Accretion on financial liabilities – net (Notes 5, 20 and 27)	1,062	1,177	1,062
Foreign exchange losses (gains) – net (Notes 4, 9 and 27)	744	(1,807)	(909)
Amortization of intangible assets (Notes 3 and 14)	264	388	368
Incentive plans (Notes 3, 5 and 25)	38	1,392	1,833
Pension benefit costs (income) (Notes 3, 5 and 25)	(38)	236	1,306
Gains on disposal of property, plant and equipment (Note 9)	(172)	(913)	(127)
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	(197)	1,741	1,006
Interest income (Notes 4, 5 and 15)	(1,372)	(1,200)	(1,539)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(2,035)	(1,408)	(2)
Others	(1,961)	(352)	(802)

Operating income before changes in assets and liabilities	82,488	87,125	93,020
Decrease (increase) in:
Trade and other receivables	2,064	(3,132)	(1,324)
Inventories and supplies	(1,017)	89	(305)
Prepayments	(539)	(146)	(1,333)
Advances and other noncurrent assets	51	(15)	271
Increase (decrease) in:
Accounts payable	904	6,407	130
Accrued expenses and other current liabilities	7,011	3,722	8,227
Pension and other employee benefits	(236)	(4,603)	(9,071)
Customers’ deposits	45	57	32
Other noncurrent liabilities	12	50	(46)

Net cash generated from operations	90,783	89,554	89,601
Income taxes paid	(11,574)	(12,294)	(15,215)

Net cash provided by operating activities	79,209	77,260	74,386

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	1,359	1,165	1,352
Dividends received (Note 10)	520	534	360
Proceeds from:
Disposal of investments in associates (Note 10)	15,136	—	—
Cash acquired – net of payment for purchase of investment (Note 13)	1,928	—	—
Disposal of property, plant and equipment (Note 9)	523	859	932
Maturity of short-term investments	315	6,256	9,728
Disposal of investments in subsidiaries (Note 2)	218	—	—
Disposal of investment properties (Note 12)	1	89	18
Disposal of investments held-for-sale	1	10	—
Redemption of investment in debt securities	—	409	4,005
Payments for:
Acquisition of intangibles (Note 14)	(2)	(13)	(21)
Purchase of investments in associates (Note 10)	(155)	—	(18,070)
Purchase of short-term investments	(246)	(3,114)	(6,838)
Purchase of subsidiaries – net of cash acquired (Note 13)	(977)	(188)	(8,989)
Contingent consideration arising from business combinations (Note 23)	(1,910)	—	—
Acquisition of available-for-sale financial assets (Note 10)	(15,179)	(2)	—
Purchase of investment in debt securities	—	(403)	(3,572)
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 27)	(648)	(710)	(691)
Additions to property, plant and equipment (Notes 4 and 9)	(30,559)	(28,056)	(27,378)
Decrease (increase) in advances and other noncurrent assets	(122)	(119)	112
Decrease (increase) in notes receivable	85	—	(80)

Net cash used in investing activities	(29,712)	(23,283)	(49,132)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2011, 2010 and 2009

(in million pesos)

	2011	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES
Availments of long-term debt (Note 20)	17,464	7,246	41,989
Availments of long-term financing for capital expenditures	7,803	3,777	7,993
Proceeds from notes payable (Note 20)	2,136	—	2,000
Proceeds from issuance of capital stock	2	3	18
Payments of obligations under finance leases	(33)	(29)	(24)
Payments of debt issuance costs (Note 20)	(42)	(111)	(173)
Payments of notes payable (Note 20)	(390)	(2,274)	(270)
Settlements of derivative financial instruments (Note 27)	(632)	(1,095)	(1,913)
Settlements of long-term financing for capital expenditures	(4,923)	(3,702)	(4,678)
Payments of interest – net of capitalized portion (Notes 5, 20 and 27)	(5,325)	(5,580)	(5,239)
Payments of long-term debt (Note 20)	(14,666)	(12,371)	(18,958)
Payments of cash dividends (Note 19)	(41,598)	(41,080)	(39,286)
Payments for acquisition of treasury shares (Notes 8, 19 and 27)	—	(106)	(1,752)

Net cash used in financing activities	(40,204)	(55,322)	(20,293)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	86	(296)	(326)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,379	(1,641)	4,635
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	36,678	38,319	33,684

CASH AND CASH EQUIVALENTS AT END OF YEAR	46,057	36,678	38,319

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at December 31, 2010. NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represents an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2010.

On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGS, and certain other seller-parties. As payment for the assets acquired from JGS, PLDT issued approximately 27.7 million common shares. In November 2011, JGS sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGS had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at February 29, 2012, the JG Summit Group, First Pacific Group and its Philippine affiliates, and NTT Group (NTT DOCOMO, together with NTTC-UK) owned approximately 8%, 26% and 20% of PLDT’s outstanding common shares, respectively. See Note 13 – Business Combinations – PLDT’s Acquisition of Digitel.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There are approximately 55 million ADSs outstanding as at December 31, 2011.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three principal business segments, wireless, fixed line and business process outsourcing, or BPO, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 were approved and authorized for issuance by the Board of Directors on March 22, 2012, as reviewed and recommended for approval by the Audit Committee.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair value.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2011 and 2010:

			2011		2010
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Call center services	—	100.0	—	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	—	100.0	—	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0	—	100.0
Smarthub, Inc., or SHI	Philippines	Software development and sale of maintenance and support services	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0	—	100.0
Telecoms Solutions, Inc., or TSI(a)	Mauritius	Mobile commerce platforms	—	—	—	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Mobile applications development and services; Content provider	—	100.0	—	100.0
Smarthub Pte. Ltd. (formerly SmartConnect Holdings Pte. Ltd.), or SHPL:	Singapore	Investment company	—	100.0	—	100.0

SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0

Blue Ocean Wireless, or BOW(b)	Isle of Man	Delivery of GSM communication capability for the maritime sector	—	—	—	51.0
Telesat, Inc., or Telesat(c)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5

			2011		2010
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Mabuhay Satellite Corporation, or Mabuhay Satellite(c)	Philippines	Satellite communications services	67.0	—	67.0	—
Digitel Mobile Philippines, Inc., or DMPI, a wholly-owned subsidiary of Digitel(g)	Philippines	Cellular mobile services	—	70.2	—	—

Fixed Line
ePLDT, Inc., or ePLDT(d):	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer relationship management and information technology, or IT, related services	100.0	—	100.0	—
ABM Global Solutions, Inc. (formerly BayanTrade, Inc.), or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	93.5	—	93.5
Digital Paradise, Inc., or Digital Paradise(e)	Philippines	Internet services	—	—	—	75.0
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	67.0	—	50.0
netGames, Inc., or netGames	Philippines	Customer relationship management	—	57.5	—	57.5
Level Up!, Inc., or Level Up!(f)	Philippines	Publisher of online games	—	—	—	57.5
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc., or SNMI(c)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	—	97.8	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Digitel(g):	Philippines	Telecommunications services	70.2	—	—	—
Digitel Capital Philippines Ltd., or DCPL	British Virgin Islands	Telecommunications services	—	70.2	—	—
Digitel Information Technology Services, Inc. or DITSI	Philippines	Internet services	—	70.2	—	—
Pilipinas Global Network Limited, or PGNL	British Virgin Islands	International distributor of Filipino channels and content	60.0	—	—	—

BPO
SPi Global Holdings, Inc., or SPi Global(h):	Philippines	Investment company	100.0	—	—	100.0
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group(d)	Philippines	Knowledge processing solutions	—	100.0	—	100.0
SPi CRM, Inc., or SPi CRM, (formerly ePLDT Ventus, Inc.)(d)	Philippines	Customer relationship management	—	100.0	—	100.0
Infocom Technologies, Inc., or Infocom(d)	Philippines	Customer relationship management	—	99.6	—	99.6

Others
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment holding company	—	99.5	—	99.5

(a)	Dissolved on May 3, 2011.
(b)	In June 2011, the management and operations of BOW were sold by SHPL to Stratos BV, a third party.
(c)	Ceased commercial operations.
(d)	On December 6, 2011, SPi, SPi CRM and Infocom were transferred by ePLDT to SPi Global to support PLDT’s objective to grow the BPO segment.
(e)	On April 1, 2011, ePLDT sold its entire 75% equity interest in Digital Paradise.
(f)	On July 11, 2011, ePLDT sold its 57.5% interest in Level Up!.
(g)

On October 26, 2011, PLDT acquired 51.6% equity interest in Digitel. On December 8, 2011 PLDT exercised the conversion option on convertible and exchangeable bonds issued by Digitel and DCPL, respectively, for an aggregate of 4 billion Digitel common shares, increasing PLDT’s equity interest from 51.6% to 70.2%. At the end of the tender offer period on January 16, 2012, PLDT’s equity interest in Digitel increased from 70.2% to 98%. The acquisition of 51.6% equity interest in Digitel and mandatory tender offer were accounted for as linked transactions, and the acquisition of Digitel was treated as if 100% equity interest were obtained up to end of tender offer period where the actual remaining noncontrolling interest is determined. See Note 13 — Business Combinations — PLDT’s Acquisition of Digitel.

(h)

On July 25, 2011, SPi Global was sold by ePLDT to PLDT and reclassified as a holding company for BPO segment. ePLDT and its remaining subsidiaries were folded to the fixed line business of PLDT. See discussion in Note 4 — Operating Segment Information.

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

Noncontrolling interest shares in losses even if the losses exceed the non-controlling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

Smart’s Acquisition of Noncontrolling Interests in PCEV

Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire at Php8.50 per share, which was paid in cash on August 12, 2009, from PCEV’s non-controlling shareholders up to approximately 840 million shares representing 7.2% of the outstanding common stock of PCEV at that time. Smart filed the Tender Offer Report with the Philippine SEC and the PSE on June 23, 2009 pursuant to Section 19 of the Securities Regulation Code, or SRC. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93.0% of PCEV’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stocks of PCEV. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of noncontrolling interests acquired of Php5,479 million presented as part of capital in excess of par value account in our consolidated statement of financial position.

PCEV’s Common Stock

PCEV’s Board of Directors approved three share buyback programs during its meetings on November 3, 2008, March 2, 2009 and August 3, 2009. For all three programs, the buyback was done through the trading facilities of the PSE through open market purchases, block trades or other modes, subject to compliance with applicable laws, rules and regulations. The number of shares approved for repurchase under the buyback programs were 58 million, 25 million and 61.5 million for the programs approved on November 3, 2008, March 2, 2009 and August 3, 2009, respectively. The program approved on November 3, 2008 was completed in January 2009 at a total cost of Php403 million, while the program approved on March 2, 2009 was completed in March 2009 at a total cost of Php188 million. PCEV repurchased 2.8 million shares at a total cost of Php23 million in 2009 and 0.8 million shares at a total cost of Php7 million in 2010 under the program approved on August 3, 2009. As at December 31, 2011 and 2010, cumulative shares repurchased under the share buyback programs totaled 86.6 million at an aggregate cost of Php621 million.

The share buyback was accounted for as acquisition of noncontrolling interest and therefore an equity transaction wherein the difference between the consideration paid and proportionate carrying value is recognized as an adjustment to capital in excess of par.

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps as necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to purchase the shares owned by the remaining minority shareholders representing 0.49% of the outstanding common stock of PCEV. Smart filed a Tender Offer Statement with the Philippine SEC on March 15, 2012. The Tender Offer commenced on March 19, 2012 and will end on April 18, 2012. PCEV, on the other hand, filed with the PSE its petition for voluntary delisting on March 19, 2012.

The program approved on August 3, 2009 was terminated by PCEV’s Board of Directors on March 5, 2012 in anticipation of the tender offer by Smart to PCEV’s remaining minority shareholders.

Dissolution of TSI

On May 3, 2011, TSI was officially dissolved as a result of its voluntary application for insolvency. In a notice received from the Director of Insolvency Service, TSI has completely complied with the requirements of Section 151 (5) of the Insolvency Act of 2009. TSI was incorporated in Mauritius with principal activity of providing platform for mobile commerce.

Smart’s Sale of Investments in BOW

In June 2011, the management and operations of BOW was transferred from SHPL to Stratos BV, a third party. Consequently, SHPL ceased to recognize BOW as its subsidiary.

ePLDT’s Sale of Investments in Digital Paradise and Level Up!

As part of ePLDT’s business realignment and continuing efforts to dispose its non-core businesses, ePLDT sold its entire 75% interest in Digital Paradise on April 1, 2011, which was followed by the sale of its 57.5% interest in Level Up! on July 11, 2011.

ePLDT’s Additional Investment in ePDS

On August 24, 2011, ePLDT acquired an additional 17% of the equity interest of ePDS from Quantium Solutions International Pte. Ltd., or Quantium (formerly G3 Worldwide ASPAC), a private limited company, resulting in ePLDT’s equity interest in ePDS increasing from 50% to 67%. See Note 10 – Investment in Associates and Joint Ventures and Note 13 – Business Combinations – PLDT’s Acquisition of ePDS.

SPi’s Sale of Medical Transcription Business of SPi and SPi America Holdings

On September 26, 2011, SPi and SPi America Holdings, a wholly-owned subsidiary of SPi, signed an Asset Purchase Agreement, or APA, with Acusis, LLC, a global provider of outsourced clinical documentation solutions based in Pittsburg, Pennsylvania, USA, for the sale of all assets and rights of every type and description which are related to or are used in the medical transcription business for a total consideration of US$2.8 million, or Php121 million, subject to the terms and conditions specified in the APA. The sale generated a net gain of US$2 million, or Php89 million.

The sale of investments in BOW, Digital Paradise, Level Up! and Medical transcription business of SPi and SPi America Holdings do not qualify as discontinued operations as these businesses do not represent a disposal of major line of business of PLDT Group.

Divestment of CURE

On October 26, 2011, Smart was directed by PLDT to divest CURE, its wholly-owned subsidiary, as one of the conditions to the NTC’s approval of the acquisition of Digitel by PLDT. CURE was granted the right to use the 10 MHz of 3G frequency bandwidth in the 1955-1965 to 1955-2155 MHz spectrum, or the Affected Frequency, and operates the wireless business under the Red Mobile brand.

The NTC also approved in October 2011 the divestment plan presented by PLDT, which covers the following commitments:

•	CURE will sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets. There will be a nine-month transition period to effect this first requirement; and

•

Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, the Affected Frequency and related permits. The divestment sale will be conducted within six months after the end of the nine-month transition period and will be made under the supervision and control of the NTC.

The divestment of CURE related franchise and licenses qualifies as noncurrent assets held-for-sale but was no longer presented separately in our consolidated statement of financial position as the carrying amounts are not material.

Reorganization of SPi Global

On July 25, 2011, ePLDT sold its 100% equity interest in SPi Global to PLDT to serve as the new holding company for BPO business segment of the PLDT Group. Subsequently, on December 6, 2011, ePLDT also sold its 100% equity interest in SPi, SPi CRM and Infocom to SPi Global. The transaction was made at carrying values and has no impact in our consolidated financial statements. See discussion in Note 4 – Operating Segment Information.

Statement of Compliance

Our consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Change in the Presentation of our Outbound Revenues

In 2011, we changed the presentation of our outbound revenues to gross amounts before charges billed to us, where applicable, by other carriers. In doing so, interconnection costs are then presented as a separate line item in the expense section of our consolidated income statements. Prior to 2011, we presented outbound revenues net of the share of other carriers. We made this change to present outbound revenues on a gross basis to more correctly present and align our consolidated income statement presentation with the predominant global practice in the telecommunications industry.

We accounted for the change retroactively and accordingly restated our comparative consolidated income statements. The change is for presentation only, and has no impact on our consolidated net income, earnings per share, cash flows and statements of financial position. The table below shows the affected line items in our financial information for the years ended December 31, 2010 and 2009.

	2010			2009
	As restated	As previously presented	Change	As restated	As previously presented	Change
	(in million pesos)
Revenues	158,387	144,459	13,928	162,023	147,993	14,030
Expenses	102,831	88,903	13,928	104,141	90,111	14,030
Adjusted EBITDA margin(1)	54%	59%	(5%)	54%	59%	(5%)

(1)	See discussion in Note 4 — Operating Segment Information.

Changes in Accounting Policies and Disclosures

Our accounting policies are consistent with those of the previous financial year except for the adoption of the following amendments and improvements to existing IFRSs and new interpretation as at January 1, 2011:

•	Amendment to International Accounting Standard, or IAS, 24, Related Party Disclosures;

•	Amendment to IAS 32, Financial Instruments: Presentation – Classification of Rights Issues;

•	Amendment to International Financial Reporting Interpretations Committee, or IFRIC, Interpretation 14, Prepayments of a Minimum Funding Requirement;

•	IFRIC Interpretation 19, Extinguishing Financial Liabilities with Equity Instruments; and

•	Improvements to IFRSs (2010).

The changes introduced by such amendments, improvements and new interpretation are as follows:

Amendment to IAS 24, Related Party Disclosures. The standard has been amended to simplify the identification of related party relationship and re-balance the extent of disclosures of transactions between related parties based on the costs to preparers and the benefits to users in having this information available in the consolidated financial statements. Also, the amended standard provides a partial exemption from the disclosure requirements for government-related entities. The adoption of this amended standard did not have any impact on our current related party transaction disclosures.

Amendment to IAS 32, Financial Instruments: Presentation – Classification of Rights Issues. The definition of a financial liability in the standard has been amended to classify right issues (and certain options or warrants) as equity instruments if: (a) the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments; and (b) the instruments are used to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The adoption of this amendment did not have any impact on our financial position or performance.

Amendment to IFRIC Interpretation 14, Prepayments of a Minimum Funding Requirement. The interpretation has been amended to permit an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment should be applied to the beginning of the earliest period presented in the first financial statements in which the entity applied the original interpretation. The adoption of this amendment did not have any impact on our financial position or performance.

IFRIC Interpretation 19, Extinguishing Financial Liabilities with Equity Instruments. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment. Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in profit or loss. The interpretation did not have any impact on our financial position or performance.

Improvements to IFRSs

The Financial Reporting Standards Council approved during its meeting in May 2010 the adoption of Improvements to IFRSs, which were issued by the IASB in May 2010. Improvements to IFRSs is an omnibus of amendments to standards that deal primarily with a view to remove inconsistencies and clarify wording. There are separate transitional provisions for each standard which are all effective beginning January 1, 2011. The adoption of the following amendments resulted in changes to our accounting policies but did not have any impact on our financial position or performance.

•

IFRS 3, Business Combinations. The improvements include: (a) clarification that the amendments to IFRS 7, Financial Instruments: Disclosures, IAS 32, Financial Instruments: Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008); (b) guidance that the choice of measuring noncontrolling interests at fair value or at the proportionate share of the acquiree’s net assets applies only to instruments that represent present ownership interests and entitle their holders to a proportionate share of the net assets in the event of liquidation. All other components of noncontrolling interest are measured at fair value unless another measurement basis is required by IFRS; and (c) clarification that the application guidance in IFRS 3 applies to all share-based payment transactions that are part of a business combination, including un-replaced and voluntarily replaced share-based payment awards.

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

•

IAS 27, Consolidated and Separate Financial Statements. The improvement clarifies that the consequential amendments from IAS 27 made to IAS 21, The Effects of Changes in Foreign Exchange Rates, IAS 28, Investments in Associates, and IAS 31, Interests in Joint Ventures, apply prospectively for annual periods beginning on or after July 1, 2009, or earlier when IAS 27 is applied earlier.

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

•	IFRIC Interpretation 13, Customer Loyalty Programmes. The amendment clarifies the meaning of fair value in the context of measuring award credits under customer loyalty programmes.

Significant Accounting Policies

The following are the significant accounting policies applied by us in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, the acquirer has the option to measure the components of the noncontrolling interest in the acquiree that are present ownership interest and entitle their holders to a proportionate share of the net assets in the event of liquidation either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of noncontrolling interest are measured at acquisition date fair values unless other measurement basis is required. Acquisition-related costs are expensed as incurred.

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

Goodwill is initially measured at cost being the excess of the consideration transferred and the amount recognized for noncontrolling interest over the fair values of net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. At measurement period which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGU’s because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

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

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or losses attributable to equity holders of the associate and therefore is profit or losses after tax and net of noncontrolling interest in the subsidiaries of the associates.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with those of PLDT Group.

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

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with those of PLDT Group.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. The joint venture is carried at equity method until the date on which we cease to have joint control over the jointly controlled entity.

Upon loss of joint control and provided that the former jointly controlled entity does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former jointly controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.

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

The functional and presentation currency of the entities under PLDT Group (except for SHPL, SGP, 3rd Brand, SMHC, SMI, TSI, FECL Group, PLDT Global and Subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka and AGS) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under PLDT Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; and the functional currency of SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS is the Singapore dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

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

Noncurrent assets held-for-sale and discontinued operations

Noncurrent assets and disposal groups classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Noncurrent assets and disposal groups are classified as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statement, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when we retain a noncontrolling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the consolidated income statement.

Property, plant and equipment and intangible assets once classified as held-for-sale are not depreciated nor amortized.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Our financial assets include cash and cash equivalents, short-term investments, trade and other receivables, quoted and unquoted equity and debt securities, advances and other noncurrent assets, and derivative financial assets.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as at FVPL if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial assets. Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on a different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

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

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at fair value through profit or loss.

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

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

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

Financial Liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at FVPL, other financial liabilities, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings directly attributable transaction costs.

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

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at FVPL. Financial liabilities are classified as at held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on a different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices or dealer price quotations at the close of business at the end of the reporting period without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 27 – Financial Assets and Liabilities.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are integral part of EIR.

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

Available-for-sale financial assets

In the case of equity investments classified as available-for-sale financial assets, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as 20.0% or more of the original cost of investment, and “prolonged” as greater than 12 months. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income reserve account and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income reserve account is reclassified from other comprehensive income reserve account to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income account to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income.

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

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in the profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

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

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in our consolidated statement of comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement.

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

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Cost includes the cost of replacing component parts of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in our consolidated income statement as incurred. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the respective assets if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

The asset’s residual value, estimated useful life, and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment and adjusted prospectively, if appropriate.

Property under construction is stated at cost. This includes cost of construction, plant and equipment, capitalizable borrowing costs, and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property, plant and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for commercial service.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for its intended use or sale. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

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

Investment Properties

Investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair values, which have been determined annually based on the latest appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the year in which they arise. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

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

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

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

Cost incurred in bringing each items of inventories and supplies to its present location are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell or its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

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

The following assets have specific characteristics for impairment testing:

Property, plant and equipment

For property, plant and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGU, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

If there is incomplete allocation of goodwill acquired in a business combination to CGUs, or group of CGUs, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.

Intangible assets

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

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

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, and overseas communication tax, where applicable. We provide wireless communication, fixed line communication, and BPO services to our subscribers and customers. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components based on their relative fair value to reflect the substance of the transactions. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund. The following specific recognition criteria must also be met before revenue is recognized:

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

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized as revenue based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit and network usage are recognized in the year the traffic occurs. Revenues related to local, long distance, network-to-network and international call connection services are recognized when the call is placed or connection is provided. Charges billed to us by other carriers are presented as interconnection costs in our consolidated income statements. Revenues related to products and VAS are recognized upon delivery of the product or service, net of content providers share in revenue.

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

Expenses

Expenses are recognized as incurred.

Provisions

We recognize provision when we have present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

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

Defined contribution plans

Smart and certain of its subsidiaries record expenses for their contribution to the defined contribution plans when the employee renders service to Smart and certain of its subsidiaries, essentially coinciding with their cash contributions to the plans.

Other Long-term Employee Benefits

Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, interest cost, actuarial gains and losses and past service costs. Past service costs and actuarial gains and losses are recognized immediately.

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

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

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

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Deferred income tax assets and liabilities are set off, if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in profit or loss.

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

Events After the End of the Reporting Period

Post year-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.

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

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2011

We will adopt the following revised standards and interpretations enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards and amendments to IFRS to have a significant impact on our consolidated financial statements.

Effective 2012

Amendments to IFRS 7, Disclosures – Transfers of Financial Assets. The amendments will allow users of financial statements to improve their understanding of transfer transactions of financial assets including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. These amendments are applied prospectively and are applicable for annual periods beginning on or after July 1, 2011.

Amendment to IAS 12, Income Taxes – Deferred Income Tax: Recovery of Underlying Assets. The amendment to IAS 12 introduces a rebuttable presumption that deferred tax on investment properties measured at fair value will be recognized on the sale basis, unless an entity has a business model that would indicate the investment property will be consumed in the business. If consumed, an own use basis must be adopted. The amendment also introduces a presumption that recovery of the carrying amount of an asset will normally be through sale. This amendment is effective for annual periods beginning on or after January 1, 2012.

Effective 2013

Amendments to IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities. These amendments require an entity to disclose information about rights of set off and related arrangements (such as collateral agreements). The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32. These disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or “similar arrangement”, irrespective of whether they are set off in accordance with IAS 32. The amendments require entities to disclose, in a tabular format unless another format is more appropriate, the following minimum quantitative information presented separately for financial assets and liabilities recognized at the end of the reporting period: (a) the gross amounts of those recognized financial assets and recognized financial liabilities; (b) the amounts that are set off in accordance with the criteria in IAS 32 when determining the net amounts presented in the statement of financial position; (c) the net amounts presented in the statement of financial position; (d) the amounts subject to an enforceable master netting arrangement or similar agreement that are not otherwise include in (b) above, including: (i) amounts related to recognized financial instruments that do not meet some or all of the offsetting criteria in IAS 32; and (ii) amounts related to financial collateral (including cash collateral); and (e) the net amount after deducting the amounts in (d) from the amounts in (c) above.

IFRS 10, Consolidated Financial Statements. IFRS 10 defines the principle of control and introduces a new approach to determining which investees should be consolidated in the consolidated financial statements. It further provides a single model to be applied in the control analysis for all investees and sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 and IAS 27 (as amended in 2011) together will supersede IAS 27 (as amended in 2008) and Standards Interpretation Committee, or SIC, 12, Consolidation – Special Purpose Entities. The standard is applied retrospectively for annual periods beginning on or after January 1, 2013, with certain exceptions. Earlier adoption is permitted provided that IFRS 11, Joint Arrangements, and IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011), are applied simultaneously and with additional disclosure of the fact.

IFRS 11, Joint Arrangements. IFRS 11 provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and elimination of proportionate consolidation method. IFRS 11 will supersede IAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Ventures. The standard is applied retrospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted provided that IFRS 10, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011) are applied simultaneously and with additional disclosure of the fact.

We are currently assessing the potential impact of adoption of IFRS 10 and IFRS 11 when these become effective beginning January 1, 2013.

IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities that enables the users of the financial statements to evaluate: (a) the nature of, and risks associated with, the interests in other entities; and (b) the effects of those interests on the financial position, financial performance and cash flows. The standard also evaluate the: (i) nature and extent of significant restrictions on its ability to access or use assets and settle liabilities of the group; (ii) nature of, and changes in, the risks associated with its interests in consolidated structured entities; (iii) nature and extent of its interests in unconsolidated structured entities, and the nature of, and changes in, the risks associated with those interests; (iv) the nature, extent and financial effects of its interests in joint arrangements and associates, and the nature of the risks associated with those interests; (v) the consequences of changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control; and (vi) the consequences of losing control of a subsidiary during the reporting period.

IFRS 12 is applied retrospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. We expect a more comprehensive disclosure about our interest in subsidiaries, joint arrangements, and associates upon adoption.

IFRS 13, Fair Value Measurement. IFRS 13 sets forth the definition of fair value as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date with an emphasis that fair value is a market-based measurement, not an entity-specific measurement. IFRS 13 explains that a fair value measurement requires an entity to determine the following:

(a) the particular asset or liability being measured; (b) for a non-financial asset, the highest and best use of the asset and whether the asset is used in combination with other assets or on a stand-alone basis; (c) the market in which an orderly transaction would take place for the asset or liability; and (d) the appropriate valuation technique(s) to use when measuring fair value. The valuation technique(s) used should maximize the use of relevant observable inputs and minimize unobservable inputs. Those inputs should be consistent with the inputs that a market participant would use when pricing the asset or liability. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Revised IAS 19, Employee Benefits. The revised standard removes the deferral mechanism for pension plans and prescribes that all changes in the value of defined benefit plans will be recognized as they occur. Those movements are recorded in profit or loss and other comprehensive income as follows: (a) service cost and a net interest income or expense will be recognized in profit or loss. The net interest income or expense is the product of the net balance sheet liability or asset and the discount rate used to measure the obligation – both as at the start of the year. This removes the current concept of expected return on plan assets – where income is credited with the expected long-term yield on the assets in the fund; and (b) “Remeasurements” will be recorded in other comprehensive income. These are all other movements in the balance sheet amount (essentially these are currently described as actuarial gains and losses and any effects of the restriction of a surplus to its recoverable amount). Other changes as a result of the revised standard include: (i) recognition of past service cost as expense when the plan amendments occur regardless of whether or not they are vested; and (ii) change in the basis for distinction between short-term and other long-term employee benefits to expected timing of settlement rather than employee entitlement. Changes in the carrying amount of liabilities for other long-term employment benefits will continue to be recognized in profit or loss. The revised standard also requires termination benefits (outside of a wider restructuring) to be recognized only when the offer becomes legally binding and cannot be withdrawn. In the context of a wider restructuring, termination benefits are recognized at the same time as the other restructuring costs. These amendments are effective for annual periods beginning on or after January 1, 2013 and accounted for retrospectively. Earlier application is permitted. We are currently using the corridor approach in recognizing actuarial gains or losses. Upon adoption of revised IAS 19, unrecognized actuarial gains or losses will be recognized in full as part of other comprehensive income.

Revised IAS 27, Separate Financial Statements. The standard has been revised as a result of the issuance of IFRS 10, IFRS 11 and IFRS 12. The revised standard provides the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements and requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9, Financial Instruments: Classification and Measurement. The standard is issued concurrently with IFRS 10 and together, the two IFRSs will supersede IAS 27 (as amended in 2008) and SIC 12, Consolidation – Special Purpose Entities. Revised IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted provided that IFRS 10, IFRS 11, IFRS 12 and IAS 28 (as revised in 2011) are applied simultaneously and with additional disclosure of the fact.

Revised IAS 28, Investments in Associates and Joint Ventures. The standard has been revised as a result of the issuance of IFRS 10, IFRS 11 and IFRS 12. The revised standard prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. Equity method is defined in the revised standard as a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of net assets of the investee. The profit or loss of the investor includes its share of the profit or loss of the investee and the other comprehensive income of the investor includes its share of other comprehensive income of the investee. The revised standard is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. This standard supersedes IAS 28 (as amended in 2003). Revised IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted provided that IFRS 10, IFRS 11, IFRS 12 and IAS 27 (as revised in 2011) are applied simultaneously and with additional disclosure of the fact.

Amendments to IAS 1, Presentation of Financial Statements. The amendments improve the consistency and clarity of presentation of items of other comprehensive income. The amendments require entities to present line items of amounts of other comprehensive income in the period to be classified by nature and be grouped into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss; and (b) will be reclassified subsequently to profit or loss when specific conditions are met. Other comprehensive income items that can be reclassified into profit or loss include: (i) foreign exchange gains and losses arising from translations of financial statements of foreign operations; and (ii) effective portion of gains and losses on hedging instruments in a cash flow hedge. While those items that cannot be reclassified into profit or loss include: (i) changes in the revaluation surplus; (ii) actuarial gains and losses on defined benefit plans; (iii) gains and losses from investment in equity instruments measured at fair value through other comprehensive income; and (iv) for those liabilities designated at FVPL, changes in fair value attributable to changes in the liability’s credit risk. These amendments are effective for annual periods beginning July 1, 2012. Earlier application is permitted.

Effective 2014

Amendments to IAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments to IAS 32 clarify the meaning of “currently has a legally enforceable right to set off” and also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. While the amendment is expected not to have any impact on the net assets of the PLDT, any changes in offsetting is expected to impact leverage ratios and regulatory capital requirements. The amendments to IAS 32 are to be retrospectively applied for annual periods beginning on or after January 1, 2014. We are currently assessing impact of the amendments to IAS 32.

Effective 2015

IFRS 9, Financial Instruments: Classification and Measurement. IFRS 9, as issued in 2010, reflects the first phase of the work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, hedge accounting and derecognition will be addressed. The completion of this project is expected in 2012. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of our financial assets. We will quantify the effect on our consolidated financial statements in conjunction with the other phases, when issued, to present a comprehensive picture.

3.	Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

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

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for, SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka, which use the U.S. dollar. SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS use the Singapore dollar as functional currency.

As a result of the internal reorganization within PLDT wherein BPO is now classified as an independent operating segment under SPi Global, management undertook a review of the functional currency exposures of SPi Global and certain of its subsidiaries. Based on management’s assessment, SPi Global and SPi CRM’s new currency exposures are now largely U.S. dollars. Based on the aforementioned consideration, which is set forth in IAS 21, SPi Global and SPi CRM commenced adopting U.S. dollars as its functional currency starting on December 6, 2011. See discussions in Note 2 – Summary of Significant Accounting Policies and Note 4 – Operating Segment Information.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases. Total lease expense arising from operating leases amounted to Php4,162 million, Php3,970 million and Php4,055 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total finance lease obligations amounted to Php14 million and Php43 million as at December 31, 2011 and 2010, respectively. See Note 20 – Interest-bearing Financial Liabilities and Note 27 – Financial Assets and Liabilities.

PLDT’s Acquisition of Digitel

Our acquisition of 51.6% equity interest in Digitel and the mandatory tender offer were accounted for as linked transactions and as a single business combination due to the following: (a) the price per share offered to remaining noncontrolling interest is fixed and the same price as what we offered to acquire the controlling interest of JGS;

(b) the remaining non-controlling shareholders of Digitel did not negotiate to receive the offer; (c) although the offer was initiated by PLDT, it stemmed from a regulatory requirement triggered by the acquisition of controlling interest in Digitel; and (d) the offer period is relatively short period of time.

As the acquisition of 51.6% equity interest and the mandatory tender offer were accounted for as linked transactions, we accounted for the business combination as if we have acquired 100% equity interest at the closing date of the transaction on October 26, 2011. A mandatory tender offer option liability is recognized and treated as part of consideration transferred in addition to the fair value of PLDT common shares issued to JGS. At the end of the tender offer period, the mandatory tender offer option liability is derecognized and corresponding settlement either in shares or in cash is recorded for those who opted for the mandatory tender offer. For the portion of mandatory tender offer option liability that expires unexercised, the mandatory tender offer option liability is derecognized and noncontrolling interest is set-up measured as of the date of acquisition. See Note 13 – Business Combinations – PLDT’s Acquisition of Digitel.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of PLDT. Such changes are reflected in the assumptions when they occur.

Asset impairment

IFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the CGUs to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.

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

In 2011, we recognized an impairment loss of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program and have been identified for replacement. The impairment loss recognized represents the net book value of these network equipment and facilities. See Note 9 – Property, Plant and Equipment.

Total asset impairment on noncurrent assets amounted to Php8,517 million, Php1,496 million and Php2,337 million for the years ended December 31, 2011, 2010 and 2009, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 9 – Property, Plant and Equipment.

The provisional goodwill from the acquisition of Laserwords Private Ltd., or Laserwords, ePDS and Digitel of Php849 million, Php26 million, and Php68,340 million, respectively, were not tested for impairment since there were no indicators of impairment identified. See Note 13 – Business Combinations.

The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18, respectively.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded depreciation and amortization and decrease our property, plant and equipment.

The total depreciation and amortization of property, plant and equipment amounted to Php27,957 million, Php26,277 million and Php25,607 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization, amounted to Php197,731 million and Php163,184 million as at December 31, 2011 and 2010, respectively. See Note 4 – Operating Segment Information and Note 9 – Property, Plant and Equipment.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties is performed every December 31.

Net gains from fair value adjustments charged to profit or loss amounted to Php26 million, Php6 million and Php352 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total carrying values of our investment properties amounted to Php1,115 million and Php1,560 million as at December 31, 2011 and 2010, respectively. See Note 12 – Investment Properties.

Goodwill and intangible assets

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Intangible assets acquired from business combination with finite lives are amortized over the expected useful life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets amounted to Php264 million, Php388 million and Php368 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total carrying values of goodwill and intangible assets amounted to Php80,656 million and Php11,485 million as at December 31, 2011 and 2010, respectively. See Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets and liabilities

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD method, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart’s and Wolfpac’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php16,098 million and Php1,477 million as at December 31, 2011 and 2010, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php4,240 million and Php2,803 million as at December 31, 2011 and 2010, respectively. Total consolidated benefit from deferred income tax amounted to Php1,261 for the year ended December 31, 2011 and total consolidated provision for deferred income tax amounted to Php1,198 million and Php656 million for the years ended December 31, 2010 and 2009, respectively. Total consolidated net deferred income tax assets amounted to Php5,975 million and Php6,110 million as at December 31, 2011 and 2010, respectively, while total consolidated net deferred income tax liabilities amounted to Php2,902 million and Php1,099 million as at December 31, 2011 and 2010, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

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

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php1,549 million, Php834 million and Php2,335 million for the years ended December 31, 2011, 2010 and 2009, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php16,245 million and Php16,428 million as at December 31, 2011 and 2010, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Estimating net realizable value of inventories and supplies

We write-down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete or unusable are written-off and charged as expense in our consolidated income statement.

Total write-down of inventories and supplies amounted to Php143 million, Php108 million and Php389 million for the years ended December 31, 2011, 2010 and 2009, respectively. The carrying values of inventories and supplies amounted to Php3,827 million and Php2,219 million as at December 31, 2011 and 2010, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 17 – Inventories and Supplies.

Share-based payment transactions

Our 2007 to 2009 LTIP grants SARs to our eligible key executives and advisors. Under the 2007 to 2009 LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement. The estimates and assumptions are described in Note 25 – Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the 2007 to 2009 LTIP recognized as expense for the year ended December 31, 2009 amounted to Php1,833 million. As at December 31, 2009, outstanding 2007 to 2009 LTIP liability amounted to Php4,582 million, which was paid in full in April 2010. See Note 5 – Income and Expenses.

Estimation of pension benefit costs and other employee benefits

The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 – Share-based Payments and Employee Benefits. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These excess actuarial gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit income amounted to Php38 million for the year ended December 31, 2011 and total consolidated pension benefit costs amounted to Php236 million and Php1,306 million for the years ended December 31, 2010 and 2009, respectively. Unrecognized net actuarial gains amounted to Php2,886 million and Php479 million as at December 31, 2011 and 2010, respectively. The prepaid benefit costs amounted to Php5,654 million and Php5,333 million as at December 31, 2011 and 2010, respectively. The accrued benefit costs amounted to Php496 million and Php415 million as at December 31, 2011 and 2010, respectively. See Note 5 – Income and Expenses, Note 18 – Prepayments and Note 25 – Share-based Payments and Employee Benefits.

The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the Executive Compensation Committee, or ECC, and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on prevailing discount rates and profit targets. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for other employee benefits. All assumptions are reviewed on a monthly basis. Total outstanding liability and fair value of 2010 to 2012 LTIP cost as at and for the year ended December 31, 2010 amounted to Php1,392 million. Based on our latest projection, the profit targets for the covered Performance Cycle is no longer achievable, thus, accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. See Note 5 – Income and Expenses and Note 25 – Share-based Payments and Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,107 million and Php1,344 million as at December 31, 2011 and 2010, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

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

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

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

Total fair values of financial assets and liabilities amounted to Php72,002 million and Php216,443 million, respectively, as at December 31, 2011, while the total fair values of financial assets and liabilities amounted to Php55,538 million and Php167,396 million, respectively, as at December 31, 2010. See Note 27 – Financial Assets and Liabilities.

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

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have four reportable operating segments, as follows:

•

Wireless – wireless telecommunications services provided by Smart, CURE, and DMPI, which is the operator of the Sun Cellular business and is a wholly-owned subsidiary of Digitel (PLDT acquired a controlling interest in Digitel on October 26, 2011 and through a series of transactions holds approximately 99.5% of the outstanding common stock of Digitel as at March 22, 2012); our cellular service providers; SBI and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and Digitel, all of which together account for approximately 17% of our consolidated fixed line subscribers; information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT and AGS Group; netGames; and bills printing and other VAS-related services provided by ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% on August 24, 2011). ePLDT disposed of its 75% interest in Digital Paradise, a provider of internet access services on April 1, 2011 and disposed of its 57.51% interest in Level Up!, a publisher of online games on July 11, 2011;

•

BPO – knowledge processing solutions provided by the SPi Group; and customer relationship management provided by SPi CRM and Infocom (ePLDT transferred the internet business of Infocom to PLDT on July 1, 2011); and

•	Others – PCEV, an investment holding company.

See Note 2 – Summary of Accounting Policies and Note 13 – Business Combinations for further discussion.

The primary effects of the acquisition of the Digitel Group on our operating segments is the addition of DMPI to our wireless business and the addition of Digitel to our fixed line business. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand.

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the information and communications technology, or ICT business group, which provides data center services, internet and online gaming services and business solutions and applications, and which was subsequently incorporated into our fixed line business; and (ii) the BPO business group, which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi.

With our objective to grow the BPO business segment, and for ePLDT to focus on its core business of IT infrastructure and services, our Board of Directors approved on July 5, 2011 to spin off SPi and SPi CRM from ePLDT and transfer the ownership of SPi Global to PLDT, and to place both SPi and SPi CRM under SPi Global. The reorganization was completed on December 6, 2011.

PCEV transferred its cellular business to Smart in August 2009 and acquired 223 million common shares, or about 20% equity interest, in Manila Electric Company, or Meralco, in March 2010. PCEV subsequently transferred to Beacon Electric Asset Holdings, Inc., or Beacon, in which PCEV acquired 50% equity interest effective March 31, 2010, 154.2 million and 68.8 million Meralco common shares to Beacon on May 12, 2010 and October 25, 2011, respectively. As a result, PCEV became an investment/holding company and reclassified PCEV from Wireless to Others business segment.

As at December 31, 2011, our chief operating decision maker views our business activities in four business units: Wireless, Fixed Line, BPO and Others, compared to three business units in 2010: Wireless, Fixed Line and ICT. The remaining ICT businesses, which did not form part of our BPO, were reclassified into our fixed line segment. We have retroactively implemented the above changes in our segment reporting and restated our comparative operating segment information accordingly.

The chief operating decision maker and management monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the year; earnings before interest, taxes and depreciation and amortization, or adjusted EBITDA; adjusted EBITDA margin; and core income. Net income (loss) for the year is measured consistent with net income (loss) in the consolidated financial statements.

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses).

Adjusted EBITDA margin is measured as adjusted EBITDA divided by service revenues for the year.

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, is measured as core income divided by the weighted average number of common shares for the year. See Note 8 – Earnings Per Common Share for the weighted average number of common shares for the year.

Adjusted EBITDA, adjusted EBITDA margin, core income and core EPS are non-IFRS measures.

The amount of segment assets and liabilities are based on measurement principles that are similar to those used in measuring the assets and liabilities in the consolidated statement of financial position, which is in accordance with IFRS.

The segment revenues, net income for the year, assets, liabilities, and other segment information of our reportable operating segments as at and for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Wireless	Fixed Line	BPO	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
December 31, 2011
Revenues
External customers:	97,984	50,495	8,124	—	—	156,603
Service revenues (Note 3)	96,515	49,319	8,124	—	—	153,958
Non-service revenues (Notes 3 and 5)	1,469	1,176	—	—	—	2,645
Inter-segment transactions:	5,554	9,511	464	—	(15,529)	—
Service revenues (Note 3)	5,554	9,466	464	—	(15,484)	—
Non-service revenues (Notes 3 and 5)	—	45	—	—	(45)	—

Total revenues	103,538	60,006	8,588	—	(15,529)	156,603

	Wireless	Fixed Line	BPO	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
Depreciation and amortization (Notes 3 and 9)	14,295	13,244	418	—	—	27,957
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	9,197	1,003	9	—	—	10,209
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(115)	307	—	1,843	—	2,035
Interest income (Note 5)	677	590	15	90	—	1,372
Financing costs – net (Notes 5, 9, 20 and 27)	2,744	3,710	37	—	—	6,491
Provision for income tax (Notes 3 and 7)	8,429	2,491	118	2	—	11,040
Net income / Segment profit	22,366	6,302	984	1,985	—	31,637
Adjusted EBITDA	55,393	22,675	1,558	(11)	344	79,959
Adjusted EBITDA margin	54%	39%	18%	(100%)	—	52%
Core income	29,903	5,765	906	2,461	—	39,035

Assets and liabilities
Operating assets	136,821	281,770	13,211	9,982	(69,978)	371,806
Investments in associates and joint ventures (Notes 3, 5, 10 and 27)	—	1,272	—	16,593	—	17,865
Deferred income tax assets – net (Notes 3, 7 and 27)	1,071	4,672	232	—	—	5,975

Consolidated total assets	137,892	287,714	13,443	26,575	(69,978)	395,646

Operating liabilities	133,344	190,569	3,277	754	(87,419)	240,525
Deferred income tax liabilities – net (Notes 3, 7 and 27)	1,158	1,363	107	—	274	2,902

Consolidated total liabilities	134,502	191,932	3,384	754	(87,145)	243,427

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	17,152	13,654	400	1	—	31,207

December 31, 2010
Revenues(1)
External customers:	100,490	50,324	7,573	—	—	158,387
Service revenues (Note 3)	99,133	49,464	7,573	—	—	156,170
Non-service revenues (Notes 3 and 5)	1,357	860	—	—	—	2,217
Inter-segment transactions:	4,891	9,834	539	—	(15,264)	—
Service revenues (Note 3)	4,891	9,661	539	—	(15,091)	—
Non-service revenues (Notes 3 and 5)	—	173	—	—	(173)	—

Total revenues	105,381	60,158	8,112	—	(15,264)	158,387

Results
Depreciation and amortization (Notes 3 and 9)	13,243	12,638	396	—	—	26,277
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	824	596	1,018	—	—	2,438
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(7)	186	—	1,229	—	1,408
Interest income (Note 5)	551	499	20	147	(17)	1,200
Financing costs – net (Notes 5, 9, 20 and 27)	2,681	3,864	168	2	(17)	6,698
Provision for (benefit from) income tax (Notes 3 and 7)	11,413	2,076	(64)	1	—	13,426
Net income / Segment profit	34,025	5,145	(262)	1,351	—	40,259
Adjusted EBITDA	58,964	23,047	1,270	(19)	455	83,717
Adjusted EBITDA margin(1)	57%	39%	16%	(100%)	—	54%
Core income	33,352	5,845	765	2,066	—	42,028

Assets and liabilities
Operating assets	109,253	213,058	11,487	2,599	(87,895)	248,502
Investments in associates and joint ventures (Notes 3, 5, 10 and 27)	104	928	—	22,171	—	23,203
Deferred income tax assets – net (Notes 3, 7 and 27)	41	6,058	11	—	—	6,110

Consolidated total assets	109,398	220,044	11,498	24,770	(87,895)	277,815

Operating liabilities	95,971	106,295	15,218	923	(39,076)	179,331
Deferred income tax liabilities – net (Notes 3, 7 and 27)	596	23	177	—	303	1,099

Consolidated total liabilities	96,567	106,318	15,395	923	(38,773)	180,430

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	16,958	11,339	468	1	—	28,766

December 31, 2009
Revenues(1)
External customers:	103,191	50,941	7,891	—	—	162,023
Service revenues (Note 3)	101,496	50,210	7,891	—	—	159,597
Non-service revenues (Notes 3 and 5)	1,695	731	—	—	—	2,426
Inter-segment transactions:	5,176	10,989	643	—	(16,808)	—
Service revenues (Note 3)	5,176	10,779	643	—	(16,598)	—
Non-service revenues (Notes 3 and 5)	—	210	—	—	(210)	—

Total revenues	108,367	61,930	8,534	—	(16,808)	162,023

Results
Depreciation and amortization (Notes 3 and 9)	13,237	11,922	448	—	—	25,607
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	2,026	2,982	53	—	—	5,061
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(466)	70	—	398	—	2
Interest income (Note 5)	635	412	18	504	(30)	1,539
Financing costs – net (Notes 5, 9, 20 and 27)	2,611	3,804	163	8	(30)	6,556
Provision for income tax (Notes 3 and 7)	12,456	2,228	2	58	—	14,744
Net income / Segment profit	31,823	6,616	(248)	1,904	—	40,095
Adjusted EBITDA	59,411	25,512	950	—	321	86,194

	Wireless	Fixed Line	BPO	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
Adjusted EBITDA margin(1)	56%	42%	11%	—	—	54%
Core income	31,715	8,344	(230)	1,311	(2)	41,138

Assets and liabilities
Operating assets	95,826	222,652	12,507	12,074	(92,865)	250,194
Investments in associates and joint ventures (Notes 3, 5, 10 and 27)	—	813	—	21,420	—	22,233
Deferred income tax assets – net (Notes 3, 7 and 27)	187	7,515	19	—	—	7,721

Consolidated total assets	96,013	230,980	12,526	33,494	(92,865)	280,148

Operating liabilities	95,132	112,955	15,410	1,062	(44,857)	179,702
Deferred income tax liabilities – net (Notes 3, 7 and 27)	640	26	323	—	332	1,321

Consolidated total liabilities	95,772	112,981	15,733	1,062	(44,525)	181,023

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	16,257	11,419	369	24	—	28,069

(1)

The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues and the implementation of the reorganization of our business segments. See Note 2 – Summary of Significant Accounting Policies.

The following table shows the reconciliation of our consolidated adjusted EBITDA to our consolidated net income for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(in million pesos)
Consolidated adjusted EBITDA	79,959	83,717	86,194
Equity share in net earnings of associates and joint ventures (Note 10)	2,035	1,408	2
Interest income (Notes 5 and 15)	1,372	1,200	1,539
Gains (losses) on derivative financial instruments – net (Note 27)	197	(1,741)	(1,006)
Amortization of intangible assets (Notes 3 and 14)	(264)	(388)	(368)
Foreign exchange gains (losses) – net (Notes 9 and 27)	(744)	1,807	909
Financing costs – net (Notes 5, 9, 20 and 27)	(6,491)	(6,698)	(6,556)
Asset impairment on noncurrent assets (Notes 3, 5 and 9)	(8,517)	(1,496)	(2,337)
Depreciation and amortization (Notes 3 and 9)	(27,957)	(26,277)	(25,607)
Other income (Note 18)	3,087	2,153	2,069

Consolidated income before income tax	42,677	53,685	54,839
Provision for income tax (Notes 3 and 7)	11,040	13,426	14,744

Consolidated net income	31,637	40,259	40,095

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(in million pesos)
Consolidated core income	39,035	42,028	41,138
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Note 27)	560	(1,307)	(407)
Core income adjustment on equity share in net earnings of associates and joint ventures	(476)	(699)	(136)
Foreign exchange (losses) gains – net (Notes 9 and 27)	(750)	1,819	908
Asset impairment on noncurrent assets – net of share of noncontrolling interest (Notes 3, 5 and 9)	(8,517)	(1,492)	(1,948)
Others	233	—	(381)
Net tax effect of aforementioned adjustments	1,612	(132)	607

Net income attributable to equity holders of PLDT (Notes 6 and 8)	31,697	40,217	39,781
Net income (loss) attributable to noncontrolling interests	(60)	42	314

Consolidated net income	31,637	40,259	40,095

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2011, 2010 and 2009:

	Basic			Diluted
	2011	2010	2009	2011	2010	2009
Consolidated core EPS	201.58	222.55	217.65	201.41	222.55	217.62
Adjustments:
Losses (gains) on derivative financial instruments – net, excluding hedge cost (Note 27)	2.05	(4.90)	(1.53)	2.05	(4.90)	(1.52)
Core income adjustment on equity share in net earnings of associates and joint ventures (Note 10)	(2.48)	(3.74)	(0.73)	(2.48)	(3.74)	(0.73)
Foreign exchange losses (gains) – net (Notes 9 and 27)	(2.71)	6.81	3.40	(2.71)	6.81	3.40
Asset impairment on noncurrent assets – net of share of noncontrolling interest (Notes 3, 5 and 9)	(36.49)	(7.87)	(6.37)	(36.46)	(7.87)	(6.37)
Others	1.29	—	(2.04)	1.29	—	(2.04)

	(38.34)	(9.70)	(7.27)	(38.31)	(9.70)	(7.26)

EPS attributable to common equity holder of PLDT (Note 8)	163.24	212.85	210.38	163.10	212.85	210.36

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
		(As restated – Note 2)
	(in million pesos)
Wireless services
Service revenues:
Cellular	88,091	90,629	93,352
Broadband, satellite and others	8,424	8,504	8,144

	96,515	99,133	101,496
Non-service revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems	1,469	1,357	1,695

Total wireless revenues	97,984	100,490	103,191

Fixed line services
Services revenues:
Local exchange	15,003	15,226	15,530
International long distance	11,011	11,071	11,538
National long distance	5,032	6,317	7,722
Data and other network	17,351	15,120	13,564
Miscellaneous	922	1,730	1,856

	49,319	49,464	50,210
Non-service revenues:
Sale of computers	658	342	233
Point-product-sales	518	518	498

Total fixed line revenues	50,495	50,324	50,941

BPO services
Service revenues:
Knowledge processing solutions	5,721	5,289	5,215
Customer relationship management	2,403	2,284	2,676

Total BPO revenues	8,124	7,573	7,891

Total products and services from external customers	156,603	158,387	162,023

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

In each of the years ended December 31, 2011, 2010 and 2009, no revenue transactions with a single external customer had accounted for 10% or more of our consolidated revenues from external customers.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	2011	2010	2009
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	2,127	1,699	1,928
Point-product-sales	518	518	498

(Note 4)	2,645	2,217	2,426

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	2011	2010	2009
	(in million pesos)
Salaries and other employee benefits	19,682	20,259	19,468
Pension benefit costs (Notes 3 and 25)	283	236	1,306
Manpower rightsizing program, or MRP	148	2,183	493
Incentive plans (Notes 3 and 25)	38	1,392	1,833

	20,151	24,070	23,100

Over the past years, we have been implementing MRP in line with our continuing efforts to reduce the cost base of our businesses. The total MRP cost charged to operations amounted to Php148 million, Php2,183 million and Php493 million for the years ended December 31, 2011, 2010 and 2009, respectively. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Asset Impairment

Asset impairment for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	2011	2010	2009
	(in million pesos)
Property, plant and equipment (Notes 3 and 9)	8,470	120	634
Trade and other receivables (Notes 3 and 16)	1,549	834	2,335
Inventories and supplies (Notes 3 and 17)	143	108	389
Investments in associates and joint ventures (Notes 3 and 10)	44	78	—
Goodwill and intangible assets (Notes 3 and 14)	—	1,243	379
Prepayments and others (Note 18)	3	55	1,324

	10,209	2,438	5,061

Cost of Sales

Cost of sales for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	2011	2010	2009
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	4,851	4,061	4,690
Cost of point-product-sales	487	588	584
Cost of satellite air time and terminal units (Note 24)	105	122	158

	5,443	4,771	5,432

Interest Income

Interest income for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	2011	2010	2009
	(in million pesos)
Interest income on other loans and receivables	1,336	1,134	1,406
Interest income on HTM investments	31	29	47
Interest income on FVPL	5	37	86

(Note 4)	1,372	1,200	1,539

Financing Costs – net

Financing costs – net for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	2011	2010	2009
	(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	5,960	6,181	6,008
Accretion on financial liabilities (Notes 20, 21 and 27)	1,062	1,177	1,062
Financing charges	117	50	177
Capitalized interest (Note 9)	(648)	(710)	(691)

(Note 4)	6,491	6,698	6,556

Interest expense for short-term borrowings amounted to Php16 million, Php5 million and Php21 million for the years ended December 31, 2011, 2010 and 2009, respectively.

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Foreign currency translation differences of subsidiaries	Net gains on available-for-sale financial assets – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2009	(402)	24	—	—	(378)	180	(198)
Other comprehensive income (loss)	(642)	3	—	—	(639)	(15)	(654)

Balances as at December 31, 2009	(1,044)	27	—	—	(1,017)	165	(852)

Balances as at January 1, 2010	(1,044)	27	—	—	(1,017)	165	(852)
Other comprehensive income (loss)	(595)	22	—	314	(259)	(166)	(425)

Balances as at December 31, 2010	(1,639)	49	—	314	(1,276)	(1)	(1,277)

Balances as at January 1, 2011	(1,639)	49	—	314	(1,276)	(1)	(1,277)
Other comprehensive income	615	3	14	—	632	9	641

Balances as at December 31, 2011	(1,024)	52	14	314	(644)	8	(636)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment reclassified to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	5,975	6,110
Net deferred income tax liabilities (Notes 3 and 4)	(2,902)	(1,099)

The components of our consolidated net deferred income tax assets (liabilities) as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Net deferred income tax assets:
Unearned revenues	2,726	2,586
Accumulated provision for doubtful accounts	2,466	2,488
Unamortized past service pension costs	2,124	2,548
Fixed asset impairment	1,469	27
Derivative financial instruments	768	1,028
Provision for other assets	441	379
NOLCO	326	119
Accumulated write-down of inventories to net realizable values	198	289
Unrealized foreign exchange losses	111	924
MCIT	9	446
Capitalized taxes and duties – net of amortization	(125)	(186)
Capitalized foreign exchange differential – net of depreciation	(231)	(363)
Pension and other employee benefits	(1,653)	(1,361)
Undepreciated capitalized interest charges	(2,624)	(2,685)
Others	(30)	(129)

	5,975	6,110

Net deferred income tax liabilities:
Intangible assets and fair value adjustments on assets acquired – net of amortization	(90)	(423)
Debt issuance costs	(182)	—
Fair value adjustment on fixed assets from business combinations	(274)	(303)
Undepreciated capitalized interest charges	(582)	(304)
Unrealized foreign exchange gains	(1,756)	(707)
Unearned revenues	—	668
Pension and other employee benefits	—	35
Others	(18)	(65)

	(2,902)	(1,099)

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Net deferred income tax assets – balance at beginning of year (Notes 3, 4 and 27)	6,110	7,721
Net deferred income tax liabilities – balance at beginning of year (Notes 3, 4 and 27)	(1,099)	(1,321)

Net balance at beginning of year	5,011	6,400
Provision for deferred income tax (Note 3)	1,261	(1,198)
Excess MCIT deducted against RCIT due	(446)	—
Business combinations (Note 13)	(2,780)	—
Movement charged directly to equity	—	(139)
Others	27	(52)

Net balance at end of year	3,073	5,011

Net deferred income tax assets – balance at end of year (Notes 3, 4 and 27)	5,975	6,110
Net deferred income tax liabilities – balance at end of year (Notes 3, 4 and 27)	(2,902)	(1,099)

The analysis of our consolidated net deferred income tax assets as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	8,505	8,789
Deferred income tax assets to be recovered within 12 months	2,541	2,222

	11,046	11,011

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(4,301)	(4,240)
Deferred income tax liabilities to be settled within 12 months	(770)	(661)

	(5,071)	(4,901)

Net deferred income tax assets (Notes 3, 4 and 27)	5,975	6,110

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	—	690
Deferred income tax assets to be recovered within 12 months	274	72

	274	762

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,176)	(1,746)
Deferred income tax liabilities to be settled within 12 months	—	(115)

	(3,176)	(1,861)

Net deferred income tax liabilities (Notes 3, 4 and 27)	(2,902)	(1,099)

Provision for corporate income tax for the years ended December 31, 2011, 2010 and 2009 consists of:

	2011	2010	2009
	(in million pesos)
Current	12,301	12,228	14,088
Deferred (Note 3)	(1,261)	1,198	656

	11,040	13,426	14,744

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	12,803	16,105	16,452
Tax effects of:
Nondeductible expenses	520	442	201
Losses (income) subject to lower tax rate	417	450	(443)
Income subject to final tax	(408)	(404)	(502)
Equity share in net earnings of associates and joint ventures	(610)	(423)	(1)
Income not subject to income tax	(1,090)	(324)	(1,483)
Difference between OSD and itemized deductions	(1,578)	(1,759)	(3,310)
Net movement in unrecognized deferred income tax assets and other adjustments	986	(661)	3,830

Actual provision for corporate income tax	11,040	13,426	14,744

On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulations No. 16-2008, which implemented the provisions of Republic Act 9504, or R.A. 9504 on OSD. Under the OSD method of computing taxable income, corporations may elect a standard deduction in an amount equivalent to 40% of gross income, as provided by law, in lieu of the itemized allowed deductions.

Smart and Wolfpac opted to use and availed of the OSD method in computing their taxable income for the years ended December 31, 2011 and 2010.

Smart and Wolfpac expect to continue to use the OSD method for computing the taxable income in the foreseeable future. The availment of the OSD method has affected their recognition of deferred income tax assets and liabilities. Deferred income tax assets and liabilities of Smart and Wolfpac, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Deferred income tax assets and liabilities, for which the related income and expenses are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming OSD method was applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction that are provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php4,240 million and Php2,803 million as at December 31, 2011 and 2010, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

The breakdown of our consolidated deductible temporary differences, carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Fixed asset impairment	29,029	112
NOLCO	11,372	2,292
Provisions for other assets	6,532	170
Accumulated provision for doubtful accounts	4,113	1,257
Unearned revenues	893	712
Asset retirement obligation	627	—
Accumulated write-down of inventories to net realizable values	270	155
Derivative financial instruments	155	11
MCIT	133	36
Pension and other employee benefits	127	60
Unrealized foreign exchange losses	22	29
Operating lease and others	76	6

	53,349	4,840

Unrecognized deferred income tax assets (Note 3)	16,098	1,477

Digitel Group’s unrecognized deferred income tax assets as at December 31, 2011 amounted to Php14,766 million.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2011 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2009	December 31, 2012	8	856
December 31, 2010	December 31, 2013	35	1,976
December 31, 2011	December 31, 2014	99	9,627

		142	12,459

Consolidated tax benefits		142	3,738
Consolidated unrecognized deferred income tax assets		(133)	(3,412)

Consolidated recognized deferred income tax assets		9	326

The excess MCIT totaling Php142 million as at December 31, 2011 can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due amounted to Php446 million, Php156 million and Php766 million for the years ended December 31, 2011, 2010 and 2009, respectively. The amount of expired portion of excess MCIT amounted to Php16 million, Php5 million and Php3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

NOLCO totaling Php12,459 million as at December 31, 2011 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php827 million, Php445 million and Php56 million for the years ended December 31, 2011, 2010 and 2009, respectively. The amount of expired portion of NOLCO amounted to Php330 million, Php95 million and Php462 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Registration with Subic Bay Freeport and Clark Special Economic Zone

SubicTel is registered as Subic Bay Freeport Enterprises, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authority, or PEZA

SPi is registered as an Ecozone IT enterprise to provide IT enabled services with emphasis on the presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and the implementation of healthcare documentation solutions.

SPi CRM is registered as an Ecozone export enterprise that develop and provide customer relationship management services to local and overseas clients.

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

Three of SPi CRM facilities (SPi CRM Iloilo, SPi CRM Pasig and SPi CRM Mandaluyong) enjoy income tax holiday, or ITH, incentive as a Board of Investments, or BOI, registered entity in PEZA registered locations. ITH incentive commenced in March 2005 up to February 2011 for SPi CRM Iloilo. Upon expiration of the ITH, SPi CRM Iloilo is now subject to a special income tax rate of 5% of gross income as a PEZA registered location. ITH incentive for both SPi CRM Pasig and SPi CRM Mandaluyong commenced in August 2006 and will continue until July 2012 and October 2012, respectively. In relation to this, they are required to comply with specific terms and conditions stated in their PEZA Supplemental Agreement.

The registration with PEZA for the operations of SPi CRM Dumaguete is still in progress and therefore it is subject to the regular corporate income tax. However, the Local Investment Board of Dumaguete City issued a Certificate of Registration and Eligibility which granted SPi CRM Dumaguete the exemption to pay local business taxes and basic real property taxes on improvements for the period from November 2010 to October 2013.

SHI was registered with the PEZA as an Ecozone IT enterprise on a non-pioneer status last July 31, 2009. Under the terms of registration, SHI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting June 2009.

On July 28, 2005, Chikka Philippines, Inc., or CPI, a subsidiary of Chikka, was registered with the PEZA as an Ecozone IT enterprise on a non-pioneer status. Under the terms of its registration, CPI was entitled to certain tax and non-tax incentives, which include, among other things, an ITH for four years from July 2005 to July 2009. In September 2011, CPI received a letter dated August 31, 2011 from PEZA, in which PEZA refused to certify the available incentives (e.g. 5% gross income tax) due to CPI’s failure to meet the required export sales of at least 70% of CPI’s total sales in prior years. Consequently, CPI became subject to a 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Registration with BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status as a new IT service firm in the field of services related to Internet Data Center for its new data center facility. ePLDT was granted a six-year ITH for its new data center facility starting January 2007.

SBI is registered with the BOI on a pioneer status, namely as: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new IT service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of registration, SBI was entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years, SBI’s ITH incentive ended last July 21, 2011. Income derived after the expiration of the ITH is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate enacted as at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to Php1,136 million, Php686 million and Php1,241 million for the years ended December 31, 2011, 2010 and 2009, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT (Note 4)	31,697	31,697	40,217	40,217	39,781	39,781
Dividends on preferred shares (Note 19)	(458)	(458)	(458)	(458)	(457)	(457)

Consolidated net income attributable to common equity holders of PLDT	31,239	31,239	39,759	39,759	39,324	39,324

	2011				2010				2009
	Basic		Diluted		Basic		Diluted		Basic		Diluted
	(in thousands, except per share amounts)
Outstanding common shares at beginning of the year		186,756		186,756		186,797		186,797		187,484		187,484
Effect of issuance of common shares during the year (Note 19)		4,613		4,613		—		—		15		15
Effect of mandatory tender offer for all remaining Digitel shares		—		164		—		—		—		—
Average incremental number of shares under executive stock option plan, or ESOP, during the year		—		—		—		—		—		21
Effect of purchase of treasury stock during the year (Note 19)		—		—		(7)		(7)		(583)		(583)

Weighted average number of common shares		191,369		191,533		186,790		186,790		186,916		186,937

Earnings per share attributable to common equity holders of PLDT (Note 4)	Php	163.24	Php	163.10	Php	212.85	Php	212.85	Php	210.38	Php	210.36

Basic EPS amounts are calculated by dividing our consolidated net income for the year attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year .

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Series A to EE in 2009 were deemed dilutive based on a calculation of the required dividends of these preferred shares divided by the number of equivalent common shares assuming such preferred shares are convertible into common shares, including the effect of the treasury shares, and compared against the basic EPS. Since the amount of dividends on Series A to EE in 2011 and 2010 over its equivalent number of common shares increased the basic EPS, the Convertible Preferred Stock were deemed anti-dilutive.

Under the SRC, PLDT is required to conduct a mandatory tender offer for all the remaining Digitel shares, approximately 48.4% of the issued common stock of Digitel, held by the noncontrolling shareholders in connection with PLDT’s acquisition of 51.6% interest in Digitel from the seller-parties. On December 5, 2011, PLDT filed its tender offer report on Philippine SEC Form 19.1 setting forth the terms of the mandatory tender offer to purchase the remaining Digitel shares at the price of Php1.6033 per Digitel share, payable in the form of either PLDT shares issued at Php2,500 per share, or one PLDT common share for every 1,559.28 Digitel shares, or cash, at the option of noncontrolling Digitel shareholders, except for tendering shareholders residing outside the Philippines, who will only be paid in cash. The tender offer period commenced on December 7, 2011 and ended on January 16, 2012. The contingently issuable shares under the mandatory tender offer were considered in determining diluted earnings per share, which was calculated assuming all remaining Digitel shareholders would accept PLDT shares in response to the mandatory tender offer. See Note 13 – Business Combinations – PLDT’s Acquisition of Digitel.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. We have acquired approximately 2.72 million shares of PLDT’s common stock, representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million as at December 31, 2011, in accordance with the share buyback program. The effect of the share buyback program was considered in computing our basic and diluted earnings per common share for the years ended December 31, 2011 and 2010. See Note 19 – Equity and Note 27 – Financial Assets and Liabilities for further discussion.

9.	Property, Plant and Equipment

Changes in property, plant and equipment account for the years ended December 31, 2011 and 2010 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at December 31, 2009
Cost	126,327	87,517	83,451	21,693	35,282	966	8,940	2,458	24,058	390,692
Accumulated depreciation, impairment and amortization	(67,916)	(66,505)	(48,008)	(9,219)	(29,061)	(966)	(7,485)	(276)	—	(229,436)

Net book value	58,411	21,012	35,443	12,474	6,221	—	1,455	2,182	24,058	161,256

Year Ended December 31, 2010
Net book value at beginning of year	58,411	21,012	35,443	12,474	6,221	—	1,455	2,182	24,058	161,256
Additions	1,494	245	2,336	228	2,045	—	184	—	22,284	28,816
Disposals/Retirements	(10)	(60)	(59)	(286)	(67)	—	—	—	(2)	(484)
Translation differences charged directly to cumulative translation adjustments	23	7	—	(5)	(59)	—	—	—	(4)	(38)
Acquisition through business combinations	—	—	—	—	73	—	—	—	—	73
Impairment losses recognized during the year (Notes 3, 4 and 5)	—	(11)	—	(13)	(5)	—	(91)	—	—	(120)
Reclassifications/Transfers (Note 12)	4,578	2,440	5,653	823	1,740	—	104	(54)	(15,326)	(42)
Depreciation and amortization (Notes 3 and 4)	(7,851)	(3,705)	(9,418)	(2,004)	(2,792)	—	(506)	(1)	—	(26,277)

Net book value at end of year (Note 3)	56,645	19,928	33,955	11,217	7,156	—	1,146	2,127	31,010	163,184

As at December 31, 2010
Cost	132,356	89,992	90,574	21,873	38,078	966	9,136	2,405	31,010	416,390
Accumulated depreciation, impairment and amortization	(75,711)	(70,064)	(56,619)	(10,656)	(30,922)	(966)	(7,990)	(278)	—	(253,206)

Net book value (Note 3)	56,645	19,928	33,955	11,217	7,156	—	1,146	2,127	31,010	163,184

Year Ended December 31, 2011
Net book value at beginning of year (Note 3)	56,645	19,928	33,955	11,217	7,156	—	1,146	2,127	31,010	163,184
Additions	1,585	414	3,209	332	1,902	—	315	10	23,469	31,236
Disposals/Retirements	(32)	(77)	(11)	(20)	(183)	—	—	(145)	(2)	(470)
Translation differences charged directly to cumulative translation adjustments	1	—	—	—	4	—	—	—	—	5
Acquisition through business combinations (Note 13)	9,647	963	23,917	1,881	927	—	116	476	1,806	39,733
Impairment losses recognized during the year (Notes 3, 4 and 5)	(5)	(4)	(8,457)	(2)	—	—	(2)	—	—	(8,470)
Reclassifications (Note 12)	54	(39)	—	168	35	—	—	269	(17)	470

Transfers	3,774	2,861	3,422	386	1,303	—	159	—	(11,905)	—
Depreciation and amortization (Notes 3 and 4)	(9,311)	(3,602)	(9,862)	(1,379)	(3,294)	—	(508)	(1)	—	(27,957)

Net book value at end of year (Note 3)	62,358	20,444	46,173	12,583	7,850	—	1,226	2,736	44,361	197,731

As at December 31, 2011
Cost	146,430	92,812	117,521	24,299	40,731	966	9,102	3,014	44,361	479,236
Accumulated depreciation, impairment and amortization	(84,072)	(72,368)	(71,348)	(11,716)	(32,881)	(966)	(7,876)	(278)	—	(281,505)

Net book value (Note 3)	62,358	20,444	46,173	12,583	7,850	—	1,226	2,736	44,361	197,731

Substantially all of our telecommunications equipment are purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, which are principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities.

Interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php648 million, Php710 million and Php691 million for the years ended December 31, 2011, 2010 and 2009, respectively. The average interest capitalization rates used were approximately 4%, 7% and 6% for the years ended December 31, 2011, 2010 and 2009, respectively.

Our undepreciated capitalized net foreign exchange losses, which qualified as borrowing costs amounted to Php837 million and Php1,325 million as at December 31, 2011 and 2010, respectively. There were no additional capitalized foreign exchange differences, which qualified as borrowing costs for the years ended December 31, 2011 and 2010, while net foreign exchange gains differences which qualified as deduction against borrowing costs for the year ended December 31, 2009 amounted to Php119 million.

The useful lives of our assets are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	5 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, furniture and other network equipment	3 – 5 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases amounting to Php6 million and Php4 million as at December 31, 2011 and 2010, respectively. See Note 20 – Interest-bearing Financial Liabilities.

Impairment of Smart’s Payphone Business

In September 2010, Smart recognized an impairment loss of Php92 milllion on its public telephone equipment, and engaged a third party contractor to operate and maintain its payphone business. Prior to the engagement of the third party contractor, an impairment test was conducted to assess net cash flows from the payphone business. The test result showed that the future net cash flows were not enough to recover the carrying value of the related assets over the useful life of such assets. The recoverable amount was determined based on value in use, calculated using cash flow projections covering a three-year period from 2011 to the end of the assets’ expected useful lives in 2013. The 7% pre-tax discount rate was applied to cash flow projections.

Impairment of Smart’s Certain Network Equipment and Facilities

In 2011, Smart recognized an impairment loss of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program and have been identified for replacement. The modernization program is designed to enable the delivery and fulfillment of advanced capabilities to support multimedia services and upcoming technologies in our technology roadmap by substantially expanding capacity, enhancing capabilities and improving quality of experience to meet the increasing demand for cellular, and advanced broadband services in a highly competitive playing field. This program is expected to result in savings in operating expenses, as well as alignment of Smart and Digitel networks. The impairment loss recognized represents the net book value of these network equipment and facilities. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

10.	Investments in Associates and Joint Ventures

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Carrying value of investments in associates:
Philweb Corporation, or Philweb	1,025	878
Pacific Global One Aviation Co., Inc., or PG1	155	—
Digitel Crossing, Inc., or DCI	92	—
Meralco	—	6,733
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—

	1,272	7,611

Carrying value of investments in joint ventures:
Beacon	16,593	15,438
Mobile Payment Solutions Pte. Ltd., or MPS	—	104
ePDS	—	50
PLDT Italy S.r.l., or PLDT Italy	—	—

	16,593	15,592

Total carrying value of investments in associates and joint ventures (Note 27)	17,865	23,203

Changes in the cost of investments for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Balance at beginning of year	24,636	24,170
Additions during the year (including transfer of interests in Meralco to Beacon in 2010)	155	15,245
Business combinations (Note 13)	(6)	—
Disposal during the year (including transfer of interests in Meralco to Beacon)	(6,589)	(14,767)
Translation and other adjustments	—	(12)

Balance at end of year	18,196	24,636

Changes in the accumulated impairment losses for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Balance at beginning of year	1,974	1,906
Impairment (Notes 3, 4 and 5)	44	78
Impairment recovery	(92)	—
Translation and other adjustments	(44)	(10)

Balance at end of year	1,882	1,974

Changes in the accumulated equity share in net earnings of associates and joint ventures for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Balance at beginning of year	541	(31)
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	2,035	1,408
Beacon	1,267	354
Meralco	576	874
Philweb	215	161
DCI	92	—
MPS	(115)	(7)
ePDS	—	26
Business combinations (Note 13)	(11)	—
Impairment recovery	(92)	—
Dividends	(519)	(530)
Disposals	(402)	(316)
Translation and other adjustments	(1)	10

Balance at end of year	1,551	541

Investments in Associates

Investment of ePLDT in Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an Internet-based online gaming company, for an aggregate amount of Php503 million, representing 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The remaining unpaid balance of Php50 million, which remains outstanding as at December 31, 2011, will be paid upon the lapse of certain post-closing price adjustment periods.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share for an aggregate amount of Php209 million. As at December 31, 2011 and 2010, ePLDT’s equity interest in Philweb is 26.4%.

Philweb is primarily engaged in Internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 180 Internet Casino Stations nationwide. The market value of ePLDT’s investment in Philweb amounted to Php5,093 million and Php5,358 million, based on quoted share price of Php15.36 and Php16.14 as at market closing on December 31, 2011 and 2010, respectively.

Investment in PG1

On June 14, 2011, PLDT, Meralco Powergen Corporation, or MPG, Philex Mining Corporation, or Philex, Metro Pacific Tollways Corporation, or MPTC, Metro Pacific Investments Corporation, or MPIC, and Jubilee Sky Limited, or JSL, entered into a shareholders’ agreement to establish PG1, with the purpose of carrying on, by means of aircraft of every kind or description, the general business of common and/or private carrier. PLDT subscribed for 125 million common shares with an aggregate value of Php125 million, representing 50% equity interest in PG1 and 30 million preferred shares with an aggregate value of Php30 million, which were all paid by assigning to PG1 certain aircraft and other related assets of PLDT. The difference between the Php244 million fair value of the assets and the Php155 million total subscription price amounting to Php89 million shall be paid by PG1 to PLDT in cash as soon as reasonably practicable after incorporation.

MPG, Philex, MPTC, MPIC and JSL owns 5%, 15%, 5%, 10% and 15% of PG1, respectively. PLDT has significant influence in PG1, and was accounted for as investment in associate.

PLDT has agreed to transfer 10% of its common shares to MPG, within a reasonable time after incorporation of PG1, to increase MPG’s ownership to 15% and reduce PLDT’s ownership to 40% of the outstanding common shares of PG1.

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

As part of the transaction, PCEV and FPUC also entered into an exchangeable note agreement under which PCEV purchased an exchangeable note dated April 20, 2009, issued by FPUC, with a face value of Php2,000 million, exchangeable into approximately 22.2 million shares of common stock of Meralco, which form part of the 223 million shares or approximately 20% of Meralco’s voting common shares to be acquired by PCEV in the transaction. The exchange option was exercised simultaneously with the acquisition of such shares by PCEV. PCEV recognized a derivative asset of Php563 million on April 20, 2009 for the exchange option feature of the agreement. The residual amount of Php1,437 million was allocated as the value of the host contract of the exchangeable note. The derivative asset was subsequently carried at FVPL while the host contract was carried at amortized cost using EIR method.

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

On March 30, 2010, PCEV reduced its investment in Meralco by Php15,083 million, the proportionate carrying amount of the 154.2 million shares of common stock of Meralco sold and transferred to Beacon. PCEV continued to use the equity method to account for its remaining investment in 68.8 million of Meralco’s common shares until these shares were transferred to Beacon on October 25, 2011. The transfer of the Meralco common shares to Beacon in March 2010 and October 2011 is further discussed under “Investment in Joint Ventures – Transfer of PCEV’s Equity Interest in Meralco” section. PCEV no longer holds any share in Meralco with the transfer of the remaining 68.8 million shares of common stock of Meralco common on October 25, 2011. The carrying value of PCEV’s direct investment in Meralco amounted to Php6,733 million with market value of Php15,686 million as at December 31, 2010 based on quoted share price of Php228 per share.

Investment of ACeS Philippines in AIL

As at December 31, 2011, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

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

Unrecognized share in net income of AIL amounted to Php57 million for the year ended December 31, 2011, while unrecognized share in net losses of AIL amounted to Php35 million and Php11 million for the years ended December 31, 2010 and 2009, respectively. Share in net cumulative losses amounting to Php2,035 million and Php2,102 million as at December 31, 2011 and 2010, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 24 – Related Party Transactions and Note 27 – Financial Assets and Liabilities for further details as to the contractual relationships with respect to AIL.

Investment of Digitel in DCI and ANPC

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd., or AGC) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a Joint Venture Agreement, or JVA, under which the parties agreed to form DCI. The proposed 40-40-20 joint venture, or JV, would develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed JV, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$1.4 million, or Php69.5 million, for a 60% equity interest in ANPC. On June 28, 2001, DCI was incorporated with Digitel, PNPI and ANPC owning 40%, 40% and 20%, respectively of the JV. Digitel contributed US$4.4 million, or Php222 million, for a 40% equity interest in DCI. Effectively, Digitel has 52% direct and indirect ownership in DCI with combined investment cost of US$5.8 million.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exerciseable by PNPI following the occurrence of a Digitel change in control. Digitel management is currently evaluating and reviewing the proper disposition of this investment.

As at December 31, 2011, the investment in DCI and ANPC has a carrying value of Php92 million and nil, respectively.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with IFRS for equity investees in which we have significant influence as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009:

	2011	2010
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	893	8,375
Current assets	912	3,947
Equity (Capital deficiency)	(858)	2,723
Noncurrent liabilities	1,489	5,503
Current liabilities	1,174	4,096

	2011	2010	2009
	(in million pesos)
Income Statements:
Revenues	484	246,807	186,227
Expenses	249	229,145	178,018
Other expenses	17	1,242	1,966
Net income	248	10,834	6,634

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2011 and 2010.

Investments in Joint Ventures

Transfer of PCEV’s Equity Interest in Meralco

On March 1, 2010, PCEV, MPIC, and Beacon, entered into an Omnibus Agreement, or OA. Beacon, formerly known as Rightlight Holdings, Inc., was organized with the sole purpose of holding the respective shareholdings of PCEV and MPIC in Meralco. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.

Investment in Beacon

Prior to the transactions contemplated under the OA, MPIC beneficially owned the entire outstanding capital stock of Beacon, consisting of 25,000 common shares of Beacon, with a total par value of Php25,000.

On April 29, 2010, the Philippine SEC approved Beacon’s application to increase its authorized capital stock to Php5,000 million consisting of 3 billion common shares with par value of Php1 per share and 2 billion preferred shares with par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon, have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preference shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

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

The completion of the subscription of MPIC to 1,156.5 million common shares and 801 million preferred shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) the approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (c) the full payment of the subscription price, which was made on March 30, 2010. Consequently, on March 30, 2010, MPIC completed its subscription to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or Php24,540, million in the aggregate; and (2) Php6,600 million in cash, as further described below in “Transfer of Meralco Shares to Beacon”.

The completion of the subscription of PCEV to 1,156.5 million common shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) the approval of PCEV’s Board of Directors, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; (c) the approval of the shareholders of PCEV, which was obtained on May 7, 2010; and (d) the full payment of the subscription price, which was made on May 12, 2010.

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

On October 19, 2011, PCEV’s Board of Directors approved the transfer to Beacon of PCEV’s remaining 68.8 million shares of common stock of Meralco for a total cash consideration of Php15,136 million and a subscription of 1,199 million Beacon preferred shares entitled to a liquidation preference and cumulative annual dividends of 7% for the same amount in cash.

The transfer of the Meralco shares was implemented through a cross sale in the PSE on October 25, 2011. PCEV and Beacon entered into a Subscription Agreement on October 20, 2011 for preferred shares.

Since both transactions involve entities with common shareholders, a deferred gain on transfer of the Meralco shares amounting to Php8,145 million was recognized and presented as an adjustment to the investment cost of the preferred shares. Similar to the deferred gain on the transfer of the 154.2 million shares of common stock of Meralco, the deferred gain will only be realized upon the disposal of the shares to a third party. The carrying value of investment in preferred shares amounted to Php6,991 million was presented as part of available-for-sale financial assets in our consolidated statement of financial position as at December 31, 2011.

On December 2, 2011, PCEV’s Board of Directors approved a further subscription of 135 million Beacon common shares for a total cash consideration of Php2,700 million. PCEV and Beacon entered into a subscription agreement on January 20, 2012 for said common shares. Also, on the same date, MPIC subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares pursuant to the OA, Beacon agreed to purchase 154.2 million and 163.6 million Meralco shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares.

The completion of the sale of the MPIC Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) the approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) the release of the pledge over the MPIC Meralco shares, which was completed on March 30, 2010. Consequently, on March 30, 2010, MPIC transferred 163.6 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php24,540 million.

The completion of the sale of the PCEV Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) the approval of PCEV’s Board of Directors, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) the approval of the shareholders of PCEV, which was obtained on May 7, 2010. Consequently, on May 12, 2010, PCEV transferred 154.2 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php23,130 million.

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

On October 19, 2011, PCEV’s Board of Directors approved the transfer to Beacon of PCEV’s remaining investment in 68.8 million of Meralco’s common shares for a total cash consideration of Php15,136 million. The transfer of the Meralco shares was implemented through a cross sale in the PSE on October 25, 2011.

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

Property Dividends

With respect to the approximately 317.8 million Transferred Shares, and the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option and the 68.8 million shares transferred by PCEV to Beacon in October 2011, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, certain property dividends that may be declared on such shares.

Governance Arrangements

Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure resulted in a jointly controlled entity.

In 2010, Beacon engaged the services of an independent appraiser to provide the fair market values of the operating equity investments, fixed assets and intangible assets of Meralco at the time of Beacon’s acquisition of its Meralco shares and allocate the purchase price of Beacon’s investment in Meralco among the identifiable assets and liabilities based on fair value. Based on the final purchase price allocation, the difference of Php50,596 million between Beacon’s share of the total fair value of Meralco’s specific identifiable assets and liabilities and the total cost of Beacon’s investment was allocated as follows: (a) Php2,521 million for utility, plant and others;

(b) Php341 million for investment properties; (c) Php59 million for investment in associates and joint ventures;

(d) Php1,814 million for intangible assets particularly for franchise; (e) Php26 million for contingent liability;

(f) Php2,018 million for deferred income tax liabilities; and (g) Php47,905 million for goodwill.

Beacon also recognized in March 2010, a liability for contingent consideration amounting to Php2,373 million for certain property dividends that may be declared on its Meralco shares pursuant to the Option Agreement between Beacon and FPHC. The liability for contingent consideration was remeasured based on the fair value of said property dividends as at December 31, 2011 and 2010, and the resulting remeasurement loss of Php317 million and Php331 million, were charged to profit or loss for the years ended December 31, 2011 and 2010, respectively.

Beacon’s Acquisition of Additional Meralco Shares

On various dates in 2011, Beacon acquired from the market additional 49.9 million Meralco common shares or an equivalent of approximately 4.5% beneficial ownership in Meralco at an aggregate nominal value of Php14,310 million.

As at December 31, 2011, Beacon beneficially owned 511.2 million Meralco common shares representing approximately 45.4% beneficial ownership in Meralco with a carrying value of Php104,092 million and market value of Php126,379 million based on quoted price of Php247 per share. PLDT, through PCEV, has approximately 22.7% indirect interest in Meralco through PCEV’s investment in Beacon as at December 31, 2011. As at December 31, 2010, Beacon beneficially owned 392.5 million Meralco common shares representing approximately 34.8% equity interest in Meralco with a carrying value of Php73,322 million and market value of Php89,491 million based on quoted price of Php228 per share.

In January 2012, Beacon acquired 30 million Meralco common shares from FPUC representing approximately 2.7% beneficial ownership in Meralco at nominal value of Php295 per share, increasing Beacon’s beneficial ownership in Meralco to 48%. FPUC will retain certain property dividends that may be declared on such shares.

Beacon Financing

On March 22, 2010, Beacon entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation, or FMIC, and PNB Capital and Investment Corporation, or PNB Capital, as joint lead arrangers and various local financial institutions as noteholders. The initial drawdown of Php16,200 million (Php16,031 million, net of debt issuance cost) under this notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option in March 2010. In May 2011, the remaining Php1,800 million was drawn to partially finance the acquisition of the additional 49.9 million Meralco common stock from the market, including shares purchased under a deferred payment scheme. The outstanding balance of the facility amounted to Php17,835 million and Php16,027 million as at December 31, 2011 and 2010, respectively.

In May 2011, Beacon entered into an Php11,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The amount drawn under this facility amounted to Php4,000 million and was also used to partially finance the acquisition of the additional 49.9 million Meralco common shares from the market. The outstanding balance of the facility amounted to Php3,897 million as at December 31, 2011. The undrawn amount of Php7,000 million is earmarked for payment of final tranche of deferred purchases made in May 2011.

On November 9, 2011, Beacon entered into a Php5,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The full amount was drawn on February 1, 2012 and was used to finance the acquisition of the additional 30 million Meralco common stock from FPUC.

The above facilities were secured by a pledge over Meralco shares and were not guaranteed by PLDT. Also, the above facilities were not included in our consolidated long-term debt.

Investment of SHI in MPS

In June 2010, SHI and MasterCard Asia/Pacific Pte. Ltd., or MasterCard Asia, entered into a JVA under which the parties agreed to form MPS. The joint venture will develop, provide and market certain mobile payment services among other activities as stipulated in the agreement. MPS was incorporated in Singapore on June 4, 2010 and is 40% and 60% owned by SHI and MasterCard Asia, respectively. On November 9, 2010, SHI contributed US$2.4 million representing 40% ownership in MPS.

On November 21, 2011, the Board of Directors of MPS approved the allotment and issuance of additional 5 million shares for US$5 million and 3 million shares for US$3 million to MasterCard Asia and SHI, respectively. As at March 22, 2012, both MasterCard Asia and SHI have not remitted their payment for the additional shares allotted.

Investment of ePLDT in ePDS

ePLDT entered into a JVA on June 27, 2003 with DataPost Pte. Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and Quantium pursuant to which the parties formed ePDS, a bills printing company that performs laser printing and enveloping services for statements, bills and invoices, and other VAS for companies in the Philippines. ePLDT has a 50% equity interest in ePDS, while DataPost has a 30% equity interest. Quantium, the largest international mail services provider, owns the remaining 20% equity interest. ePDS has an initial paid-up capital of Php11 million.

On August 24, 2011, Quantium sold its 17% and 3% equity interest in ePDS to ePLDT and DataPost, respectively. As a result, ePLDT and DataPost, with the conformity of Quantium mutually terminated the JVA and, henceforth, their respective rights and obligations and the terms and conditions governing their relationship and the management, directors and shareholders of ePDS was set forth in a Shareholder’s Agreement. See Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations – PLDT’s Acquisition of ePDS.

Investment of PLDT Global in PLDT Italy

PLDT Global holds 100% nominal interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, PLDT Global and HGC agreed to share equally the profit or loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholdings in PLDT Italy to HGC.

The amount of funding contributed by each partner to the joint venture is Euro 3.9 million, or a total of Euro 7.8 million as at December 31, 2011 and 2010. PLDT Global has made a full impairment provision on its investment to PLDT Italy as at December 31, 2011.

Summarized Financial Information of Joint Ventures

The following table presents our share in the summarized financial information of our investments in joint ventures as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009:

	2011	2010
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	51,985	36,697
Current assets	822	912
Equity	36,210	27,520
Noncurrent liabilities	10,866	8,018
Current liabilities	5,731	2,071

	2011	2010	2009
	(in million pesos)
Income Statements:
Revenues	2,450	2,884	387
Expenses	81	297	527
Other expenses	1,070	1,503	3
Net income	1,299	1,065	154

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31, 2011 and 2010.

11.	Investment in Debt Securities

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
National Power Corporation, or NAPOCOR, Zero Coupon Bond	358	334
Rizal Commercial Banking Corporation, or RCBC, Note	150	150

	508	484
Less current portion (Note 27)	358	—

Noncurrent portion (Note 27)	150	484

NAPOCOR Zero Coupon Bonds

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond, or NAPOCOR Bond, with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.88%. The NAPOCOR Bond, which is classified as a financial asset HTM, is carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php23 million, Php22 million and Php20 million for the years ended December 31, 2011, 2010 and 2009, respectively.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as HTM financial asset. Interest income recognized on the RCBC Note amounted to Php8 million in each of the years ended December 31, 2011, 2010 and 2009.

12.	Investment Properties

Changes in investment properties account for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Balance at beginning of year	1,560	1,210
Net gains from fair value adjustments charged to profit or loss(1) (Note 3)	26	6
Transfers from (to) property, plant and equipment (Note 9)	(470)	491
Disposals	(1)	(147)

Balance at end of year (Notes 3 and 27)	1,115	1,560

(1)	Presented as part of “Other income” in our consolidated income statement.

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

Repairs and maintenance expenses related to investment properties amounted to Php70 million, Php75 million and Php24 million for the years ended December 31, 2011, 2010 and 2009, respectively.

13.	Business Combinations

SPi’s Acquisition of Laserwords

On November 1, 2011, SPi acquired, through SPi Technologies India Private Ltd., a wholly-owned subsidiary of SPi, a 100% equity interest in Laserwords for a total cash consideration of US$23 million or Php1,030 million.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition as follows:

	Previous Carrying Value		Provisional Values Recognized on Acquisition
	In U.S. Dollar	In Php(1)	In U.S. Dollar	In Php(1)
	(in millions)
Assets:
Property, plant and equipment (Note 9)	—	20	—	20
Goodwill (Note 14)	11	460	—	—
Cash and cash equivalents	1	53	1	53
Trade and other receivables	4	152	4	152
Other current assets	3	125	3	125

	19	810	8	350

Liabilities:
Accounts payable	2	91	2	91
Accrued expenses and other current liabilities	1	44	1	44
Other current liabilities	1	34	1	34

	4	169	4	169

Total net assets acquired	15	641	4	181
Provisional goodwill from the acquisition			19	849

Purchase consideration transferred			23	1,030

Cash flows from investing activity:
Net cash acquired with subsidiary			1	53
Cash paid			(23)	(1,030)

Purchase of subsidiary – net of cash acquired			(22)	(977)

Cash flow from operating activity:
Transaction cost paid				34

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php42.98 to US$1.00.

The net assets recognized at the date of acquisition were based on provisional fair values of the assets owned by Laserwords, which will be determined through an independent valuation. The result of this valuation had not been received as at the date the 2011 consolidated financial statements were approved for issuance by the Board of Directors.

The provisional goodwill of Php849 million pertains to the assembled workforce and existing contracts with the customers for publishing services. The provisional goodwill was not tested for impairment since there were no identified indicators of impairment.

Our consolidated revenues would have increased by Php804 million and our net income would have decreased by Php8 million for the year ended December 31, 2011 had the acquisition of Laserwords actually taken place on January 1, 2011. Total revenues and net income of Laserwords included in our consolidated income statement from November 1, 2011 to December 31, 2011 amounted to Php129 million and Php26 million, respectively.

ePLDT’s Acquisition of ePDS

On August 24, 2011, Quantium and ePLDT entered into a Deed of Sale of Shares whereby Quantium sold an aggregate 6 million of its common shares equivalent to 17% of the issued and outstanding capital stock of ePDS, to ePLDT for a cash consideration of Php32 million. This additional acquisition of ePDS shares increased ePLDT’s shareholding in ePDS from 50% equity interest with a carrying value of Php16.5 million to 67% equity interest with a total carrying value at the time of acquisition of Php49 million. Previously, ePLDT accounted for its investment in ePDS as investment in joint venture.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values as follows at date of acquisition:

	Previous Carrying Value	Fair Value at Acquisition
	(in million pesos)
Assets:
Property, plant and equipment (Note 9)	12	12
Deferred income tax assets – net (Note 7)	3	3
Other noncurrent assets	4	4
Cash and cash equivalents	104	104
Trade and other receivables	40	40
Prepayments and other current assets	6	6

	169	169

Liabilities:
Other noncurrent liabilities	9	9
Accounts payable	89	89
Accrued expenses and other current liabilities	37	37

	135	135

	34	34
Noncontrolling interests	—	(11)

Total net assets acquired	34	23
Goodwill from the acquisition		26

Purchase consideration transferred:		49

Cash paid		32
Fair value of previous interest		17

		49

	Previous Carrying Value	Fair Value at Acquisition
	(in million pesos)

Cash flows from investing activity:
Net cash acquired with subsidiary		104
Cash paid		(32)

Cash acquired – net of purchase of subsidiary		72

Noncontrolling interests represent interest not owned by ePLDT, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value and gross amount of trade and other receivables amounted to Php39.9 million and Php40.3 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php0.4 million.

The goodwill of Php26 million pertains to the fair value of ePDS’ printing and enveloping business. The goodwill was not tested for impairment since there were no identified indicators of impairment.

No gain was recognized from revaluation of ePLDT’s previously held interest of 50% in ePDS since the carrying value of investment is equal to the fair value at the time of acquisition of noncontrolling interest.

Our consolidated revenues and net income would have increased by Php97 million and Php10 million, respectively, for the year ended December 31, 2011 had the acquisition of ePDS actually taken place on January 1, 2011. Total revenues and net income of ePDS included in our consolidated income statement from August 24, 2011 to December 31, 2011 amounted to Php65 million and Php7 million, respectively.

PLDT’s Acquisition of Digitel

On March 29, 2011, the Board of Directors of PLDT and JGS approved the acquisition by PLDT of JGS’s and certain other seller-parties’ ownership interest in Digitel, comprising of: (i) 3.28 billion common shares representing approximately 51.6% of the issued common stock of Digitel; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiary to JGS and its subsidiary, which are convertible into approximately 18.6 billion common shares of Digitel assuming a conversion date of June 30, 2011 and an exchange rate of Php43.405 per U.S. dollar; and (iii) intercompany advances made by JGS to Digitel in the total principal amount plus accrued interest of Php34.1 billion as at December 31, 2010, or the Enterprise Assets. Digitel operates a fixed line business in certain parts of the country and is the 100% owner of DMPI, which is engaged in the mobile telecommunications business and owns the brand Sun Cellular.

PLDT agreed to pay JGS and certain other seller-parties Php69.2 billion, which will be settled by the issuance of one new PLDT common share for every Php2,500 (equivalent to 27.7 million new PLDT common shares) consideration payable for the Enterprise Assets. In order to aid the board of PLDT in discharging their fiduciary duties, PLDT engaged an independent financial advisor to review the transaction and render a fairness opinion on the transaction and the consideration payable by PLDT. The independent financial advisor completed its review and concluded that the acquisition of the Enterprise Assets is fair and reasonable and in the interest of PLDT shareholders as a whole.

The completion of the acquisition was subject to the procurement of certain regulatory and other approvals, including: (i) the approval by the NTC of the sale or transfer of JGS and the other seller-parties’ Digitel shares representing more than 40% of Digitel’s issued and outstanding common stock; (ii) the confirmation by the Philippine SEC of the valuation of the Enterprise Assets; (iii) the approval by the PSE of the block sale of the Digitel shares; (iv) the confirmation by the Philippine SEC that the issuance of the PLDT common shares to JGS and the other seller-parties is exempt from the registration requirement of the SRC; and (v) all other necessary approvals under applicable laws and regulations; and the approval by the common stockholders of PLDT for the issuance of the PLDT common shares as payment for the purchase price of the Enterprise Assets and the Digitel shares which shall have been tendered pursuant to the mandatory tender offer.

In addition, the sale of the Digitel shares owned by the seller-parties was subject to the consent of certain creditors of Digitel and DMPI. Digitel and DMPI have outstanding long-term debts that had been guaranteed by JGS. The loans and guarantees contained representations and covenants applicable to JGS including that on the ownership of JGS in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies both for the transfer of ownership of Digitel and the replacement of JGS by PLDT as guarantor for these loans.

The acquisition was completed on October 26, 2011 following the issuance by the Philippine SEC on July 29, 2011 of the confirmations referred to in clauses (ii) and (iv) above, or the Decision, by the NTC on October 26, 2011 of the approval referred to in clause (i) above, and by the PSE on October 26, 2011 of the approval referred to in clause (iii) above. PLDT’s common shareholders had earlier approved the issuance of PLDT common shares as payment for the Enterprise Assets during the PLDT stockholder’s meeting held on June 14, 2011.

As part of the NTC Decision, the NTC also approved the divestment plan presented by PLDT, which covers the following commitments:

•	CURE will sell its Red Mobile business to Smart consisting of its subscriber base, brand and fixed assets;

•

Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band, or the Affected Frequency, and related permits, or the Divestment Sale; and

•

PLDT will have a period of nine months reckoned from the date of promulgation of the Decision, or the Transition Period, to effect the orderly migration of CURE’s customers and an orderly transfer of CURE’s assets to Smart with the least disruption and degradation of service to CURE’s existing customers.

The Divestment Sale will be made under the supervision and control of the NTC and will be effected through a competitive bidding among duly enfranchised and qualified public telecommunication entities. A minimum price will be prescribed to allow Smart to recover its investment in acquiring, developing and operating CURE, or the Cost Recovery Amount. In the event that the actual proceeds from the Divestment Sale exceed the Cost Recovery Amount, PLDT will pay the NTC, as fee for supervising the Divestment Sale, at least 50% of such excess less government fees and taxes payable as a consequence of the Divestment Sale.

The Divestment Sale will be conducted within six months after the Transition Period, provided the Decision shall have become final and executory. However, in the event that there will be a delay in the implementation of the Divestment Sale by reason of appeal or any legal challenge against the Decision, CURE will continue to pay spectrum user’s fee and other related fees which will form part of the Cost Recovery Amount. While the Divestment Sale is pending, the PLDT Group will not use the Affected Frequency.

As payment for the Enterprise Assets, PLDT issued approximately 27.7 million common shares with a total issue value of around Php69 billion to the seller-parties. Said shares are subject to a lock-up period of one (1) year during which JGS and the other sellers may not transfer or encumber such PLDT shares without the consent of PLDT. PLDT granted consents to the sale by JGS of 5.81 million and 4.56 million PLDT shares under separate option agreements that JGS had entered into with a Philippine associate of First Pacific and NTT DOCOMO, respectively. Following the sale of those shares in November 2011, the JG Summit Group, First Pacific Group and its Philippine affiliates, and NTT Group (NTT DOCOMO together with NTTC-UK) owned approximately 8%, 26% and 21% of PLDT’s outstanding common shares, respectively.

On December 8, 2011, PLDT exercised the conversion option for 4 billion Digitel common shares with stated value of Php4 billion comprising 25% of the total amount of increase in Digitel’s authorized capital stock, which was paid through the assignment by PLDT to Digitel of: (i) 2013 Convertible Bonds issued by Digitel, with redemption value of US$25 million or Php1,087 million as of the conversion date of December 8, 2011; and (ii) 15.6% of its 2014 Exchangeable Bonds issued by DCPL with redemption value of US$66 million, or Php2,913 million, as of the exchange date of December 8, 2011. As a result of this partial conversion and exchange by PLDT of bonds into 4 billion Digitel common shares, PLDT’s equity interest increased from 51.6% to 70.2% of the outstanding common stock of Digitel as at January 12, 2012.

Under the SRC, PLDT is required to conduct a mandatory tender offer for all the remaining Digitel shares approximately 48.4% of the issued common stock of Digitel, held by the noncontrolling shareholders in connection with PLDT’s acquisition of 51.6% interest in Digitel from the seller-parties. On December 5, 2011, PLDT filed its tender offer report on Philippine SEC Form 19.1 setting forth the terms of the mandatory tender offer to purchase the remaining Digitel shares at the price of Php1.6033 per Digitel share, payable in the form of either PLDT shares issued at Php2,500 per share, or one PLDT common share for every 1,559.28 Digitel shares, or cash, at the option of noncontrolling Digitel shareholders, except for tendering shareholders residing outside the Philippines, who will only be paid in cash. The tender offer period commenced on December 7, 2011 and ended on January 16, 2012. The contingently issuable shares under the mandatory tender offer were considered in determining diluted earnings per share, which was calculated assuming all remaining Digitel’s shareholders would accept PLDT shares in response to the mandatory tender offer. See Note 8 – Earnings Per Common Share.

On January 25, 2012, Digitel filed for voluntary delisting of its shares with the PSE, since its public ownership level has fallen below the minimum 10% required by the PSE. On February 22, 2012, the PSE granted the petition for voluntary delisting and accordingly ordered the delisting of the shares of Digitel from the Official Registry of the PSE effective March 26, 2012. Subject to the payment of the required voluntary delisting fee, Digitel shares shall no longer be tradable on the PSE effective March 26, 2012.

On February 7, 2012, PLDT’s Board of Directors authorized the exchange of 78.4% of Exchangeable Bonds due 2014 issued by DCPL with redemption value of US$340 million, or Php14,641 million, in exchange for 14,641 million Digitel common shares. In various dates from February 1 to March 22, 2012, PLDT purchased from the open market 72.3 million common shares of Digitel. As a result of the tender offer, open market acquisitions, and conversions and exchanges described above, we held 99.5% of the outstanding capital of Digitel as at March 22, 2012.

PLDT’s acquisition of equity interest, convertible bonds and advances owned by JGS Group, and the mandatory tender offer are linked transactions and was accounted for as a single business combination transaction.

The consideration of Php69,429 million is the sum of the fair value of PLDT’s newly issued common shares of 27.7 million shares with fair market value per share of Php2,330 and an aggregate value in the amount of Php64,492 in exchange for the equity interest, convertible bonds and advances owned by JGS Group, and the fair value of financial instruments based on the statutory put option for the mandatory tender offer of Php4,937 million. The fair value of PLDT’s newly issued shares is valued at Php2,330 per share, which is the quoted fair market value per share as at the market closing on October 26, 2011, the Closing Date of the sale transaction, or the Closing Date. Incidental cost related to acquisition amounting to Php599 million was recognized as expense.

As a result of the transaction, provisional goodwill amounting to Php68,340 million, representing the difference between the total consideration of Php69,429 million and the provisional value of net assets acquired of Php1,089 million, was recognized.

The purchase price consideration has been allocated to the assets and liabilities on the basis of provisional values at the date of acquisition as follows:

	Previous Carrying Value	Provisional Values Recognized on Acquisition
	(in million pesos)

Assets:
Property, plant and equipment	39,701	39,701
Advances and other noncurrent assets – net of current portion	153	153
Cash and cash equivalents	1,856	1,856
Trade and other receivables	1,593	1,593
Inventories and supplies	281	281
Prepayments	3,039	3,039
Current portion of advances and other noncurrent assets	4	4

	46,627	46,627

Liabilities:
Interest-bearing financial liabilities – net of current portion	17,401	17,401
Deferred income tax liabilities – net	2,783	2,783
Derivative financial liabilities	329	329
Pension and other employee benefits	64	64

	Previous Carrying Value	Provisional Values Recognized on Acquisition
	(in million pesos)

Customers’ deposits	4	4
Deferred credits and other noncurrent liabilities	6,004	6,004
Accounts payable	2,318	2,318
Accrued expenses and other current liabilities	12,202	12,202
Derivative financial liabilities	88	88
Current portion of interest-bearing financial liabilities	4,345	4,345

	45,538	45,538

Total net assets acquired	1,089	1,089
Provisional goodwill from the acquisition		68,340

Purchase consideration transferred		69,429

Fair value of newly issued PLDT common shares		64,492
Mandatory tender offer option liability		4,937

		69,429

Cash flow investing activity:
Net cash acquired with subsidiary		1,856

Incidental cost		599

The net assets recognized at the date of acquisition were based on provisional fair values of the assets owned by Digitel, which will be determined through an independent valuation. The result of this valuation had not been received as at the date the 2011 consolidated financial statements were approved for issuance by the Board of Directors.

The fair value and gross amount of trade and other receivables amounted to Php1,470 million and Php3,948 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php2,478 million.

The provisional goodwill of Php68,340 million pertains to the expected synergies once the wireless and fixed line businesses of Digitel is integrated into the PLDT Group. The provisional goodwill was not tested for impairment since the acquisition occurred in the fourth quarter of 2011 and there was no material change in Digitel’s business since obtaining the fairness opinion from an independent financial advisor. Expected synergies arising from the acquisition includes cost efficiencies attainable from elimination of redundant infrastructure and facilities between PLDT, Smart and Digitel, and expected increase in revenue from current market share of PLDT, Smart and Digitel due to enhanced connectivity and integrated products and services.

Our consolidated revenues would have increased by Php18,119 million, while our consolidated net income would have increased by Php711 million for the year ended December 31, 2011 had the acquisition of Digitel actually taken place on January 1, 2011. Total revenues and net loss of Digitel included in our consolidated income statement from October 26, 2011 to December 31, 2011 amounted to Php3,845 million and Php606 million, respectively.

14.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the years ended December 31, 2011 and 2010 are as follows:

	Intangible Assets					Total Intangible Assets	Goodwill	Total Goodwill and Intangible Assets
	Customer List	Spectrum	Licenses	Technology Application	Trademark
	(in million pesos)
December 31, 2011
Costs:
Balance at beginning of year	1,632	1,205	554	993	159	4,543	14,733	19,276
Business combinations (Note 13)	—	—	—	—	—	—	69,215	69,215

	Intangible Assets					Total Intangible Assets	Goodwill	Total Goodwill and Intangible Assets
	Customer List	Spectrum	Licenses	Technology Application	Trademark
	(in million pesos)
Additions	—	—	2	—	—	2	—	2
Disposal (Note 2)	—	—	(436)	—	—	(436)	(464)	(900)
Translation and other adjustments	3	—	—	60	(1)	62	308	370

Balance at end of year	1,635	1,205	120	1,053	158	4,171	83,792	87,963

Accumulated amortization and impairment:
Balance at beginning of year	1,212	509	426	977	41	3,165	4,626	7,791
Amortization during the year (Note 3)	146	80	17	8	13	264	—	264
Disposal	—	—	(407)	—	—	(407)	(430)	(837)
Translation and other adjustments	2	—	5	57	(1)	63	26	89

Balance at end of year	1,360	589	41	1,042	53	3,085	4,222	7,307

Net balance at end of year (Notes 3 and 27)	275	616	79	11	105	1,086	79,570	80,656

Estimated useful lives (in years)	1 – 8	15	18	3 – 5	1 – 10	—	—	—
Remaining useful lives (in years)	2 – 6	8	11	1 – 4	8	—	—	—

December 31, 2010
Costs:
Balance at beginning of year	1,655	1,205	613	967	27	4,467	15,201	19,668
Additions	19	—	19	4	1	43	—	43
Translation and other adjustments	(42)	—	(78)	22	131	33	(468)	(435)

Balance at end of year	1,632	1,205	554	993	159	4,543	14,733	19,276

Accumulated amortization and impairment:
Balance at beginning of year	995	428	448	964	—	2,835	3,809	6,644
Impairment during the year	56	—	18	—	—	74	1,169	1,243
Amortization during the year (Note 3)	219	81	36	11	41	388	—	388
Translation and other adjustments	(58)	—	(76)	2	—	(132)	(352)	(484)

Balance at end of year	1,212	509	426	977	41	3,165	4,626	7,791

Net balance at end of year (Notes 3 and 27)	420	696	128	16	118	1,378	10,107	11,485

Estimated useful lives (in years)	1 – 8	15	2 – 18	3 – 5	1 – 10	—	—	—
Remaining useful lives (in years)	1 – 7	9	1 – 12	2 – 4	9	—	—	—

Intangible Assets

Intangible Assets from Acquisition of SPi and CyMed, Inc., or CyMed

In 2010, ePLDT recognized an impairment of its remaining intangible assets from the acquisition of SPi and CyMed amounting to Php19 million and Php38 million, respectively, pertaining to the medical transcription business of SPi, since the carrying amount of the individual assets from SPi and CyMed were deemed unrecoverable.

Intangible Assets from Acquisition of Chikka and PDSI

In 2010, Smart recognized intangible assets of Php132 million for technology and tradename and Php23 million for technology and customer base acquired in the purchase of Chikka Group and PDSI, respectively, based on the result of the valuation done by an independent appraiser.

The consolidated future amortization of intangible assets as at December 31, 2011 is as follows:

Year	(in million pesos)
2012	206
2013	206
2014	161
2015	107
2016 and onwards	406

Balance at end of year	1,086

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI, CURE, Airborne Access, PDSI and Chikka

The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at December 31, 2011, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI in 2004, CURE in 2008, SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008 and Smart’s acquisition of PDSI and Chikka in 2009. The test for recoverability of Smart’s goodwill was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

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

The recoverable amount of this segment had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a five-year period from 2012 to 2016. The pre-tax discount rate applied to cash flow projections is 8.8% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

With regard to the assessment of value-in-use of the entire operations, management believes that no reasonably possible change in the discount of 1% would cause the carrying value of the unit to materially exceed its recoverable amount. The recoverable amount exceeded the carrying amount of the CGU, which as a result, no impairment was recognized by Smart for the years ended December 31, 2011 and 2010.

Goodwill from Acquisition of SPi and its Subsidiaries, CyMed, Springfield Service Corporation, or Springfield, and Laguna Medical Systems, Inc., or Laguna Medical

The goodwill acquired through the SPi, CyMed, Springfield and Laguna Medical transactions was allocated for impairment testing to each of the CGUs of those businesses, namely medical transcription, content solutions, medical billing and medical coding, respectively. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The pre-tax discount rate of 15% was applied based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or businesses of such CGUs.

The recoverable amount exceeded the carrying amount of the CGU, which as a result, no impairment was recognized by SPi for the year ended December 31, 2011. ePLDT recognized an impairment losses of Php905 million for the year ended December 31, 2010 pertaining to the medical transcription business of SPi and CyMed.

Goodwill from Acquisition of Level Up!

Goodwill acquired from our acquisition in 2006 of a 60% equity interest in Level Up! was tested for impairment. ePLDT recognized an impairment charge of Php48 million for the year ended December 31, 2010 pertaining to the goodwill from acquisition of Level Up! based on the expected selling price of Level Up!. See Note 2 – Summary of Significant Accounting Policies for the related discussion on the sale of investment in Level Up!.

Goodwill from Acquisition of Digital Paradise

Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the CGU where recoverable amount was determined based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The pre-tax discount rate applied was 22% which was based on the weighted average cost of capital. ePLDT recognized full impairment provision of Php85 million as at December 31, 2009. See Note 2 – Summary of Significant Accounting Policies for the related discussion on the sale of investment in Digital Paradise.

Goodwill from Acquisition of AGS

Goodwill acquired from the acquisition of AGS was tested for impairment based on the recoverable amount of the CGU, determined based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors. The pre-tax discount rate applied was 22%, which was based on the weighted average cost of capital. ePLDT recognized full impairment provision of Php216 million as at December 31, 2010.

15.	Cash and Cash Equivalents

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Cash on hand and in banks (Note 27)	4,637	2,906
Temporary cash investments (Note 27)	41,420	33,772

	46,057	36,678

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php1,332 million, Php1,081 million and Php1,185 million for the years ended December 31, 2011, 2010 and 2009, respectively.

16.	Trade and Other Receivables

As at December 31, 2011 and 2010, this account consists of receivables from:

	2011	2010
	(in million pesos)
Retail subscribers (Note 27)	11,302	8,917
Corporate subscribers (Notes 24 and 27)	9,200	7,998
Foreign administrations (Note 27)	4,961	4,479
Domestic carriers (Notes 24 and 27)	1,323	1,591
Dealers, agents and others (Notes 18, 24 and 27)	4,231	5,273

	31,017	28,258
Less allowance for doubtful accounts (Notes 3, 5 and 27)	14,772	11,830

	16,245	16,428

Changes in the allowance for doubtful accounts for the years ended December 31, 2011 and 2010 are as follows:

	Total	Corporate Subscribers	Retail Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2011
Balance at beginning of year	11,830	5,956	5,045	158	138	533
Business combinations and others (Note 13)	2,463	305	1,870	42	56	190
Provisions (Notes 3, 4 and 5)	1,549	673	812	12	6	46
Write-offs	(1,037)	(344)	(675)	—	(11)	(7)
Translation and other adjustments	(33)	(98)	212	(13)	(78)	(56)

Balance at end of year	14,772	6,492	7,264	199	111	706

Individual impairment	9,239	5,278	3,099	199	111	552
Collective impairment	5,533	1,214	4,165	—	—	154

	14,772	6,492	7,264	199	111	706

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,239	5,278	3,099	199	111	552

December 31, 2010
Balance at beginning of year	11,950	6,677	4,480	289	83	421
Provisions (Notes 3, 4 and 5)	834	152	493	—	64	125
Write-offs	(932)	(562)	(284)	(5)	—	(81)
Translation and other adjustments	(22)	(311)	356	(126)	(9)	68

Balance at end of year	11,830	5,956	5,045	158	138	533

Individual impairment	8,861	5,413	2,745	158	138	407
Collective impairment	2,969	543	2,300	—	—	126

	11,830	5,956	5,045	158	138	533

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,861	5,413	2,745	158	138	407

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

See Note 24 – Related Party Transactions for the summary of transactions with related parties and Note 27 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

17.	Inventories and Supplies

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Spare parts and supplies:
At net realizable value	1,606	1,152
At cost	2,256	2,163
Terminal and cellular phone units:
At net realizable value	1,349	737
At cost	1,728	918
Others:
At net realizable value	872	330
At cost	875	333

Total inventories and supplies at the lower of cost or net realizable value (Notes 3, 4, 5 and 27)	3,827	2,219

The cost of inventories and supplies recognized as expense for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(in million pesos)
Cost of sales	2,037	3,517	4,714
Repairs and maintenance	517	357	429
Write-down of inventories and supplies (Notes 3, 4 and 5)	143	108	389

	2,697	3,982	5,532

18.	Prepayments

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Prepaid taxes	9,101	7,476
Prepaid benefit costs (Notes 3 and 25)	5,654	5,333
Prepaid selling and promotions	907	1,011
Prepaid insurance (Note 24)	156	122
Prepaid rent – net (Notes 3 and 5)	137	53
Prepaid fees and licenses	13	40
Other prepayments	128	62

	16,096	14,097
Less current portion of prepayments (Note 27)	7,227	5,418

Noncurrent portion of prepayments (Note 27)	8,869	8,679

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations less unrecognized net actuarial gains or losses recognized in our consolidated statements of financial position.

See Note 25 – Share-based Payments and Employee Benefits.

Agreement between PLDT and Smart with Associated Broadcasting Company Development Corporation, or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest Holdings, Inc., which is a wholly-owned investee company of PLDT Beneficial Trust Fund, for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. Total prepayment under the advertising placement agreements amounted to Php907 million and Php893 million as at December 31, 2011 and 2010, respectively.

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

19.	Equity

Changes in PLDT’s capital account for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Preferred Stock – Php10 par value per share			Amount		Common Stock – Php5 par value per share
	Series A to II	IV	Total Preferred Stock
	Number of Shares					Number of Shares	Amount
	(in millions)
Authorized			823	Php	8,230	234	Php	1,170

Issued
Balances as at January 1, 2009	405	36	441	Php	4,415	189	Php	947
Issuance	—	—	—		2	—		—
Conversion	—	—	—		(1)	—		—

Balances as at December 31, 2009	405	36	441	Php	4,416	189	Php	947

Balances as at January 1, 2010	405	36	441	Php	4,416	189	Php	947
Issuance	1	—	1		3	—		—
Conversion	—	—	—		—	—		—

Balances as at December 31, 2010	406	36	442	Php	4,419	189	Php	947

Balances as at January 1, 2011	406	36	442	Php	4,419	189	Php	947
Issuance	—	—	—		2	28		138
Conversion	—	—	—		(2)	—		—

Balances as at December 31, 2011	406	36	442	Php	4,419	217	Php	1,085

Preferred Stock

On January 26, 2010, the Board of Directors designated 100,000 shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012. There were 370 shares of Series II 10% Cumulative Convertible Preferred Stock issued as at December 31, 2011, while there were no issued Series II 10% Cumulative Convertible Preferred Stock as at December 31, 2010.

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to II 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2011 were Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the PLDT Subscriber Investment Plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

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

On July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments (the “Amendments”). The shares of voting preferred stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines. The holders of voting preferred stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of voting preferred stock.

The Special Meeting of Stockholders scheduled on September 20, 2011 for purposes of presenting and obtaining stockholders’ approval of the Amendments, or the Special Meeting, was cancelled by the Board of Directors due to an anticipated lack of quorum. Based on the validated and tabulated proxies reported by PLDT’s Transfer Agents, the corporate secretary of PLDT determined that: (1) holders of shares equivalent to 73.27% of the total outstanding common stock had given valid proxies to be represented and vote their shares in the Special Meeting; and (2) the number of shares of preferred stock necessary to bring the total shares represented in person or by proxy and to vote at the Special Meeting to two-thirds of total outstanding capital stock, being the quorum required for the Special Meeting, would most likely not be secured. Under the Corporation Code, holders of preferred shares are also entitled to vote on significant corporate actions, such as the amendment of the Articles of Incorporation, which is the principal item in the agenda for the Special Meeting.

In the Special Meeting of Stockholders held on March 22, 2012, the Amendments to the Articles were approved by the holders of more than two thirds (2/3) of the outstanding capital stock (common and preferred) of PLDT. The Amended Articles of Incorporation will be filed with the Philippine SEC in due time.

Upon the approval of the Amendments by the Philippine SEC, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, may determine the specific terms, features and limitations of the Voting Preferred Stock and, as it deems necessary to protect the interest of PLDT and its stakeholders, authorize the issuance of shares of Voting Preferred Stock to Qualified Owners. It is contemplated that the shares of Voting Preferred Stock will have the following other features: (a) entitled to dividends at such rate to be determined by the Board of Directors, payable before any dividends are paid to the holders of Common Stock; (b) not convertible to Common Stock or to any shares of stock of PLDT of any class; (c) redeemable at the option of PLDT; (d) holders will have no pre-emptive right to subscribe or purchase any shares of stock of any class, or convertible debt, securities or warrants issued, sold or disposed by PLDT; and (e) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to holders of shares of Common Stock.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s 10% Cumulative Convertible Preferred Stock Series A to FF, which were issued pursuant to the PLDT SIP Preferred Shares, and all such shares were redeemed and retired effective on January 19, 2012.

The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the record date. In accordance with the terms and conditions of the SIP Preferred Shares, PLDT, on the redemption date, paid each of the holders of SIP Preferred Shares as of the Record Date, an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.8 billion, the amount required to fund the redemption price for the SIP Preferred Shares in a trust account in the name of RCBC, as trustee. Pursuant to the terms of the trust account, the Trustee will continue to hold in trust, for the benefit of those Holders of SIP Preferred Shares who have failed to claim their redemption price for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on such redemption trust fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, notwithstanding that any stock certificate representing the SIP Preferred Shares has not been surrendered for cancellation, the SIP Preferred Shares shall no longer be deemed outstanding and the right of the holders of such shares to receive dividends thereon shall cease to accrue and all rights with respect to such SIP Preferred Shares shall forthwith cease and terminate, except only the right to receive the Redemption Price for such SIP Preferred Shares, but without interest thereon.

All SIP Preferred Shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock had been redeemed and retired effective January 19, 2012. A total amount of Php125 million was withdrawn from the Trust Account, representing total payments in redemption as at March 22, 2012.

PLDT expects to similarly redeem outstanding shares of 10% Cumulative Convertible Preferred Stock Series GG to II as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock in 2008. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholders value. This also reinforces initiatives that PLDT has already undertaken, such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 70% of our core earnings per share, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2011 and 2010. See Note 8 – Earnings Per Common Share and Note 27 – Financial Assets and Liabilities.

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel. See Note 13 – Business Combinations – PLDT’s Acquisition of Digitel.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

Dividends Declared

Our dividends declared for the years ended December 31, 2011, 2010 and 2009 are detailed as follows:

December 31, 2011

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
10% Cumulative Convertible Preferred Stock
Series CC	January 25, 2011	February 24, 2011	March 31, 2011	Php	1.00	17
Series DD	January 25, 2011	February 10, 2011	February 28, 2011		1.00	3
Series FF	January 25, 2011	February 10, 2011	February 28, 2011		1.00	—
Series GG	January 25, 2011	February 24, 2011	March 31, 2011		1.00	—
Series EE	March 29, 2011	April 28, 2011	May 31, 2011		1.00	—
Series HH	March 29, 2011	April 28, 2011	May 31, 2011		1.00	—
Series A, I, R, W, AA and BB	July 5, 2011	August 3, 2011	August 31, 2011		1.00	128
Series B, F, Q, V and Z	August 2, 2011	September 1, 2011	September 30, 2011		1.00	91
Series E, K, O and U	September 20, 2011	October 7, 2011	October 31, 2011		1.00	44
Series C, D, J, T and X	September 20, 2011	October 20, 2011	November 29, 2011		1.00	57
Series G, N, P and S	November 3, 2011	December 1, 2011	December 29, 2011		1.00	26
Series H, L, M and Y	December 6, 2011	January 3, 2012	January 19, 2012		1.00	42

						408

Final Dividends
Series A to FF	December 6, 2011	October 10, 2011	January 19, 2012	Php	0.0027/day	142

						550

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 25, 2011	February 18, 2011	March 15, 2011	Php	—	12
	May 10, 2011	May 27, 2011	June 15, 2011		—	12
	August 2, 2011	August 18, 2011	September 15, 2011		—	13
	November 3, 2011	November 18, 2011	December 15, 2011		—	12

						49

Common Stock
Regular Dividend	March 1, 2011	March 16, 2011	April 19, 2011	Php	78.00	14,567
	August 2, 2011	August 31, 2011	September 27, 2011		78.00	14,567
Special Dividend	March 1, 2011	March 16, 2011	April 19, 2011		66.00	12,326

						41,460

Charged to retained earnings						42,059

*	Dividends were declared based on total amount paid up.

December 31, 2010

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)

10% Cumulative Convertible Preferred Stock
Series CC	January 26, 2010	February 25, 2010	March 31, 2010	Php	1.00	17
Series DD	January 26, 2010	February 11, 2010	February 26, 2010		1.00	3
Series EE	March 26, 2010	April 23, 2010	May 31, 2010		1.00	—
Series A, I, R, W, AA and BB	July 7, 2010	August 5, 2010	August 31, 2010		1.00	128
Series B, F, Q, V and Z	August 3, 2010	September 2, 2010	September 30, 2010		1.00	92
Series E, K, O and U	August 31, 2010	September 30, 2010	October 29, 2010		1.00	44
Series C, D, J, T and X	September 28, 2010	October 28, 2010	November 30, 2010		1.00	57
Series G, N, P and S	November 4, 2010	December 2, 2010	December 29, 2010		1.00	26
Series H, L, M and Y	December 7, 2010	January 4, 2011	January 31, 2011		1.00	42

						409

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2010	February 19, 2010	March 15, 2010	Php	—	12
	May 13, 2010	May 27, 2010	June 15, 2010		—	13
	August 3, 2010	August 18, 2010	September 15, 2010		—	12
	November 4, 2010	November 19, 2010	December 15, 2010		—	12

						49

Common Stock
Regular Dividend	March 2, 2010	March 17, 2010	April 20, 2010	Php	76.00	14,197
	August 3, 2010	August 19, 2010	September 21, 2010		78.00	14,570
Special Dividend	March 2, 2010	March 17, 2010	April 20, 2010		65.00	12,142

						40,909

Charged to retained earnings						41,367

*	Dividends are declared based on total amount paid up.

December 31, 2009

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 3, 2009	March 19, 2009	April 15, 2009	Php	4.675	—
	June 9, 2009	June 25, 2009	July 15, 2009		4.675	—
	*August 4, 2009	August 22, 2009	September 10, 2009		0.051944 per day	—
Series VI	March 3, 2009	March 19, 2009	April 15, 2009	US$	0.09925	—
	June 9, 2009	June 25, 2009	July 15, 2009		0.09925	—
	August 25, 2009	September 24, 2009	October 15, 2009		0.09925	—
	**November 3, 2009	November 8, 2009	December 8, 2009	Php	0.001103 per day	—

Charged to income						—

10% Cumulative Convertible Preferred Stock
Series CC	January 27, 2009	February 26, 2009	March 31, 2009	Php	1.00	17
Series DD	January 27, 2009	February 13, 2009	February 27, 2009		1.00	3
Series EE	March 31, 2009	April 30, 2009	May 29, 2009		1.00	—
Series A, I, R, W, AA and BB	July 7, 2009	August 6, 2009	August 28, 2009		1.00	128
Series B, F, Q, V and Z	August 4, 2009	September 1, 2009	September 30, 2009		1.00	91
Series E, K, O and U	August 25, 2009	September 24, 2009	October 30, 2009		1.00	44
Series C, D, J, T and X	September 29, 2009	October 29, 2009	November 26, 2009		1.00	57
Series G, N, P, and S	November 3, 2009	December 3, 2009	December 29, 2009		1.00	26
Series H, L, M and Y	December 8, 2009	January 4, 2010	January 29, 2010		1.00	40

						406

Cumulative Non-convertible Redeemable Preferred Stock
Series IV***	January 27, 2009	February 20, 2009	March 15, 2009	Php	—	12
	May 5, 2009	May 22, 2009	June 15, 2009		—	13
	August 4, 2009	August 19, 2009	September 15, 2009		—	13
	November 3, 2009	November 20, 2009	December 15, 2009		—	12

						50

Common Stock
Regular Dividend	March 3, 2009	March 18, 2009	April 21, 2009	Php	70.00	13,124
	August 4, 2009	August 20, 2009	September 22, 2009		77.00	14,384
Special Dividend	March 3, 2009	March 18, 2009	April 21, 2009		60.00	11,250

						38,758

Charged to retained earnings						39,214

*	Only the holders of Series V Convertible Preferred Stock whose shares were originally issued on August 22, 2002 and mandatorily converted on August 23, 2009 are entitled to this final dividend.
**	Only the holders of Series VI Convertible Preferred Stock whose shares were originally issued on November 8, 2002 and mandatorily converted on November 9, 2009 are entitled to this final dividend.
***	Dividends are declared based on total amount paid up.

Our dividends declared after December 31, 2011 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 31, 2012	February 20, 2012	March 15, 2012	Php	—	12

10% Cumulative Convertible Preferred Stock
Series GG	January 31, 2012	February 29, 2012	March 30, 2012	Php	1.00	—
Series HH	March 22, 2012	April 20, 2012	May 31, 2012		1.00	—
Series II	March 22, 2012	April 20, 2012	May 31, 2012		1.00	—

						—

Common Stock
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012	Php	63.00	13,635
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012		48.00	10,376

						24,011

						24,023

*	Dividends were declared based on total amount paid up.

20.	Interest-bearing Financial Liabilities

As at December 31, 2011 and 2010, this account consists of the following:

	2011	2010
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23 and 27)	91,273	75,879
Obligations under finance leases (Notes 3, 4, 5, 23 and 27)	7	9

	91,280	75,888

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 4, 5, 9, 23 and 27)	22,893	13,767
Notes payable (Notes 4, 5, 23 and 27)	3,109	—
Obligations under finance leases maturing within one year (Notes 3, 4, 5, 23 and 27)	7	34

	26,009	13,801

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Long-term debt (Note 27)	2,136	2,944
Obligation under finance lease	2	1

Unamortized debt discount at end of year	2,138	2,945

The following table describes all changes to unamortized debt discount for the years ended December 31, 2011 and 2010.

	2011	2010
	(in million pesos)
Unamortized debt discount at beginning of year	2,945	3,861
Revaluations during the year	187	(16)
Additions during the year	43	114
Accretion during the year included as part of “Financing costs – net – Accretion on financial liabilities – net” (Note 5)	(1,037)	(1,014)

Unamortized debt discount at end of year	2,138	2,945

Long-term Debt

As at December 31, 2011 and 2010, long-term debt consists of:

Description	Interest Rates	2011				2010
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.55% to 1.80% in 2011	US$	248	Php	10,879	US$	—	Php	—
Exportkreditnamnden, or EKN	3.79% and US$ LIBOR + 0.30% to 0.35% in 2011 and 3.79% in 2010		102		4,483		14		613
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2011		79		3,475		—		—
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 1.35% in 2011 and 2.99% and US$ LIBOR + 0.05% to 1.35% in 2010		63		2,775		82		3,590
Others	US$ LIBOR + 0.35% to 0.40% in 2011		6		256		—		—

			498		21,868		96		4,203
Fixed Rate Notes	8.35% to 11.375% in 2011 and 2010		377		16,567		375		16,450
Term Loans:
Debt Exchange Facility	2.25% in 2011 and 2010		238		10,472		223		9,791
GSM Network Expansion Facilities	4.70% and US$ LIBOR + 0.42% to 1.85% in 2011 and 4.515% to 4.70% and US$ LIBOR + 0.42% to 1.85% in 2010		50		2,201		97		4,230
Others	2.79% + swap rate and US$ LIBOR + 0.42% to 0.50% in 2011 and 2010		51		2,222		85		3,740

		US$	1,214	Php	53,330	US$	876	Php	38,414

Philippine Peso Debts:
Corporate Notes	5.4692% to 9.1038% and PDST-F + 1.25% in 2011 and 5.625% to 9.1038% and PDST-F + 1.25% in 2010			Php	38,510			Php	29,677
Term Loans:
Unsecured Term Loans	5.8308% to 8.6271%, PDST-F + 0.30% and BSP overnight rate + 30 bps to 50 bps in 2011 and 6.125% to 8.7792% and PDST-F + 0.30% to 1.50% in 2010				22,277				21,439
Secured Term Loans	PDST-F + 1.375% and AUB’s prime rate in 2011 and 2010				49				116

					60,836				51,232

Total long-term debt					114,166				89,646
Less portion maturing within one year (Note 27)					22,893				13,767

Noncurrent portion of long-term (Note 27)				Php	91,273			Php	75,879

Note:    Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2011 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2012	314	13,780	9,226	23,006
2013	138	6,044	8,628	14,672
2014	375	16,478	6,225	22,703
2015	65	2,882	9,717	12,599
2016 and onwards	370	16,241	27,081	43,322

	1,262	55,425	60,877	116,302

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Sinosure

On December 1, 2005, DMPI signed a US$23.6 million seven-year Export Credit Agreement to finance the supply of the equipment, software, and offshore services for the GSM 1800 in the National Capital Region, or NCR, with Societe Generale and Credit Agricole Corporate and Investment Bank (formerly Calyon) as the lenders. The facility is covered by a guarantee from China Export and Credit Insurance Corporation, or Sinosure, the export-credit agency of China. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 1, 2013. The agreement was drawn on various dates in 2005, 2006, and 2007 in the total amount of US$23.6 million. The amount of US$7 million, or Php296 million, remained outstanding as at December 31, 2011.

On May 4, 2006, DMPI signed a US$12.7 million seven-year Export Credit Agreement to finance the supply of the equipment and software for the expansion of its GSM services in the NCR with the Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on October 6, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$12.2 million. The undrawn amount of US$0.5 million was cancelled. The amount of US$5 million, or Php229 million, remained outstanding as at December 31, 2011.

On June 1, 2006, DMPI signed a US$12 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project with ING Bank N.V. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 1, 2014. The agreement was drawn on November 24, 2006 and October 31, 2007 in the amounts of US$8 million and US$2 million, respectively. The undrawn amount of US$2 million was cancelled. The amount of US$4 million, or Php153 million, remained outstanding as at December 31, 2011.

On May 24, 2007, DMPI signed a US$21 million seven-year Buyer’s Credit Agreement to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project with ING Bank N.V. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$20.8 million. The undrawn amount of US$0.2 million was cancelled. The amount of US$10 million, or Php457 million, remained outstanding as at December 31, 2011.

On May 24, 2007, DMPI signed a US$12.1 million seven-year Buyer’s Credit Agreement to finance the equipment for the Phase 6 NCR Expansion Project with ING Bank N.V. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$12.1 million. The amount of US$6 million, or Php266 million, remained outstanding as at December 31, 2011.

On November 10, 2008, DMPI signed a US$5.5 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the supply of 3G network in the NCR with ING Bank N.V. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on December 19, 2008, December 24, 2008 and November 9, 2009 in the amounts of US$2.6 million, US$2.1 million and US$0.8 million, respectively. The amount of US$4 million, or Php172 million, remained outstanding as at December 31, 2011.

On November 10, 2008, DMPI signed a US$4.9 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project with ING Bank N.V. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$4.9 million. The amount of US$4 million, or Php155 million, remained outstanding as at December 31, 2011.

On November 10, 2008, DMPI signed a US$23.8 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Core Expansion Project with ING Bank N.V. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$23.8 million. The amount of US$17 million, or Php746 million, remained outstanding as at December 31, 2011.

On August 14, 2009, DMPI signed a US$15.9 million seven-year facility agreement to finance the supply of telephone equipment for the Phase 7 South Luzon Base Station Expansion with The Hong Kong and Shanghai Banking Corporation Limited, or HSBC, as the lender. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn in 2009 and 2010 in the amounts of US$14.1 million and US$1.4 million, respectively. The undrawn amount of US$0.4 million was cancelled. The amount of US$13 million, or Php581 million, remained outstanding as at December 31, 2011.

On August 14, 2009, DMPI signed a US$24.7 million seven-year facility agreement to finance the supply of telephone equipment for the Phase 5 NCR Base Station Expansion with Credit Suisse as the lead arranger. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn on various dates in 2009 and 2010 in the total amount of US$24.7 million. The amount of US$21 million, or Php930 million, remained outstanding as at December 31, 2011.

On December 16, 2009, DMPI signed a US$50 million seven-year Buyer’s Credit Agreement to finance the equipment and related materials for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects with China Citic Bank Corporation Ltd. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 17, 2017. The agreement was drawn on June 25, 2010 and December 14, 2010 in the amounts of US$37 million and US$11 million, respectively. The undrawn amount of US$2 million was cancelled. The amount of US$41 million, or Php1,786 million, remained outstanding as at December 31, 2011.

On September 15, 2010, DMPI signed a US$117.3 million seven-year Term Loan Facility Agreement to finance the purchase of equipment and related materials for the expansion of: (1) Phase 8A and 8B Core and IN; (2) Phase 3 3G; and (3) Phase 8B NCR and SLZ BSS with China Development Bank and HSBC as the lenders. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven and half years in 15 equal semi-annual installments with final installment on April 10, 2019. The agreement was drawn on various dates in 2011 in the total amount of US$116.3 million. The undrawn amount of US$1 million was cancelled. The amount of US$116 million, or Php5,108 million, remained outstanding as at December 31, 2011.

EKN

On April 4, 2006, DMPI signed a US$18.7 million nine-year loan agreement to finance the supply of GSM mobile telephone equipment and related services with Nordea Bank AB (publ), or Nordea Bank, as the lender. The facility is covered by a guarantee from EKN, the export-credit agency of Sweden. The loan is payable over nine years in 18 equal semi-annual installments with final installment on April 30, 2015. The loan was fully drawn on various dates in 2006 and 2007. The amount of US$7 million, or Php329 million, remained outstanding as at December 31, 2011.

On December 20, 2006, DMPI signed a US$43.2 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao with ING Bank N.V. as the lender. The facility is covered by a guarantee from EKN. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 30, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$42.9 million. The undrawn amount of US$0.3 million was cancelled. The amount of US$16 million, or Php700 million, remained outstanding as at December 31, 2011.

On December 17, 2007, DMPI signed a US$51.2 million nine-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao with ING Bank N.V., Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on June 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$51.11 million. The undrawn amount of US$0.1 million was cancelled. The amount of US$32 million, or Php1,416 million, remained outstanding as at December 31, 2011.

On December 17, 2007, DMPI signed a US$59.2 million nine-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project with ING Bank N.V., Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on March 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$59 million. The undrawn amount of US$0.1 million was cancelled. The amount of US$38 million, or Php1,631 million, remained outstanding as at December 31, 2011.

On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning and testing of Wireless-Code Division Multiple Access, or W-CDMA/High Speed Packet Access project with Nordea Bank as the original lender, arranger and facility agent and subsequently assigned its rights and obligations to the AB Svensk Exportkredit (Swedish Export Credit Corporation), or SEK, supported by EKN on December 10, 2008. The amounts of US$8 million, US$13 million and US$1 million were drawn on December 15, 2008, August 5, 2009 and September 1, 2009, respectively. This facility is payable semi-annually in ten equal installments commencing six months from December 10, 2008. The outstanding balance under the facility amounted to US$9 million, or Php414 million, and US$14 million, or Php613 million, both net of unamortized debt discount, as at December 31, 2011 and 2010, respectively.

On June 10, 2011, Smart signed a US$49 million five-year term loan facility to finance the supply and services contracts for the modernization and expansion project with Nordea Bank as the original lender, arranger and facility agent. On July 5, 2011, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. This facility is payable semi-annually in ten equal installments commencing six months after the applicable mean commissioning date. No availment has been made on this facility as at December 31, 2011. The amount of US$4.3 million, net of unamortized debt discount, remained outstanding as at March 22, 2012.

EKN and SEK

On April 28, 2009, DMPI signed a US$96.6 million eight and a half-year loan agreement to finance the supply of GSM mobile telephone equipment and related services with Nordea Bank and ING Bank N.V. as the lenders. The facility is covered by a guarantee from EKN and SEK, the export-credit agency of Sweden. The agreement is comprised of Tranche 1 and Tranche 2 in the total amounts of US$43 million and US$53.6 million, respectively. Both tranches are payable over eight and a half years in 17 equal semi-annual installments with final installment on February 28, 2018 for Tranche 1 and November 30, 2018 for Tranche 2. Tranches 1 and 2 were fully drawn on various dates in 2009, 2010 and 2011. The aggregate amount of US$79 million, or Php3,475 million, remained outstanding as at December 31, 2011.

Finnvera, Plc, or Finnvera

On May 14, 2009, Smart signed a US$50 million five-year term facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc, or FEC, guaranteed by Finnvera, the Finnish Export Credit Agency, and awarded to Calyon as the arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual payments. The amounts of US$29 million, or Php1,290 million, and US$39 million, or Php1,703 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

On October 9, 2009, Smart signed a US$50 million five-year term loan facility to finance GSM equipment and services contracts with FEC guaranteed by Finnvera for 100% political and commercial risk cover. The facility was awarded to Citicorp as the arranger and was drawn on April 7, 2010 and was subsequently transferred to ANZ on January 4, 2011. The loan is payable over five years in ten equal semi-annual payments. The amounts of US$34 million, or Php1,485 million, and US$43 million, or Php1,887 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Others – Export Credit Agencies

Compagnie Francaise d’ Assurance pour le Commerce Exterieur, or COFACE

On August 18, 2005, DMPI signed a US$19 million seven-year Export Credit Agreement to finance the supply of telecommunications materials, software, and services for the GSM Cellular Mobile Short Term Core Expansion Project with ING Bank N.V., Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from COFACE, the export-credit agency of France. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on February 8, 2013. The agreement was drawn on various dates in 2005 and 2006 in the total amount of US$18.2 million. The undrawn amount of US$0.8 million was cancelled. The amount of US$4 million, or Php171 million, remained outstanding as at December 31, 2011.

Atradius N.V., or Atradius

On July 3, 2006, DMPI signed a US$6 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network with ING Bank N.V. as the lender. The facility is covered by a guarantee from Atradius, the export-credit agency of Amsterdam, the Netherlands. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 27, 2014. The agreement was drawn on September 29, 2006 and August 28, 2007 in the amounts of US$3.5 million and US$1.9 million, respectively. The undrawn amount of US$0.6 million was cancelled. The amount of US$2 million, or Php85 million, remained outstanding as at December 31, 2011.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2011 and 2010:

Principal Amount	Interest Rate	Maturity Date	2011				2010
			(in millions)
US$234,259,000	8.350%	March 6, 2017	US$	232	Php	10,189	US$	231	Php	10,149
US$145,789,000	11.375%	May 15, 2012		145		6,378		144		6,301

			US$	377	Php	16,567	US$	375	Php	16,450

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, of the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid a cash amount of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

The outstanding balance of the Facility amounted to US$238 million, or Php10,472 million, and US$223 million, or Php9,791 million, both net of unamortized debt discount, as at December 31, 2011 and 2010, respectively. The Facility will be payable in full on June 30, 2014.

GSM Network Expansion Facilities

On August 8, 2005, Smart signed a US$30 million commercial facility with Nordic Investment Bank to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a five-year term loan payable semi-annually in ten equal installments with final repayment on July 11, 2011. The facility was drawn on July 11, 2006 for the full amount of US$30 million. The amount of US$6 million, or Php263 million, net of unamortized debt discount, remained outstanding as at December 31, 2010. The debt was paid in full on July 11, 2011.

On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is FEC with ABN AMRO Bank N.V., Standard Chartered Bank (Hong Kong) Ltd., Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the lead arrangers. The facility is a five-year term loan payable in ten equal semi-annual installments with final repayment on July 15, 2011. The facility was drawn on November 10, 2006 for the full amount of US$44 million. The amount of US$9 million, or Php387 million, net of unamortized debt discount, remained outstanding as at December 31, 2010. The debt was paid in full on July 15, 2011.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company, or Metrobank, to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. The amounts of US$11 million, or Php488 million, and US$22 million, or Php973 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

On October 10, 2007, Smart signed a US$50 million five-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch, or Nord LB, as the lender with Standard Chartered Bank (Hong Kong) Ltd. as the facility agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments with final repayment on March 11, 2013. The amounts of US$15 million, or Php657 million, and US$25 million, or Php1,091 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with FEC. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank (Hong Kong) Ltd., Mizuho Corporate Bank Ltd. as the lead arrangers. The loan is payable over five years in ten equal semi-annual installments with final repayment on January 23, 2014. The facility was drawn on January 23, 2009 and May 5, 2009 in the amounts of US$5 million and US$45 million, respectively. The amounts of US$25 million, or Php1,090 million, and US$35 million, or Php1,516 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

On June 6, 2011, Smart signed a US$60 million five-year term loan facility to finance the equipment and service contracts for the modernization and expansion project with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The loan is payable over five years in eight equal semi-annual installments with the first installment due on the eighteenth month from signing date. No availment has been made on this facility as at December 31, 2011. The amount of US$41 million, net of debt discount, remained outstanding as at March 22, 2012.

On August 19, 2011, Smart signed a US$50 million five-year term loan facility to finance the supply contracts for the modernization and expansion project with FEC as the lender. The facility was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC and Mizuho Corporate Bank, Ltd. This facility is payable semi-annually in ten equal installments commencing six months after August 19, 2012. No availment has been made on this facility as at December 31, 2011. The amount of US$45 million, net of debt discount, remained outstanding as at March 22, 2012.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Nord LB to be used for the capital expenditure requirements of PLDT. Two separate drawings of US$50 million each was drawn from the facility on March 27, 2008 and April 10, 2008 and is payable over five years in ten equal semi-annual installments with final repayment on March 27, 2013. The amounts of US$30 million, or Php1,318 million, and US$50 million, or Php2,191 million, remained outstanding as at December 31, 2011 and 2010, respectively.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with the Bank of the Philippine Islands, or BPI, to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. This loan is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on July 22, 2013. The amounts of US$21 million, or Php904 million, and US$32 million, or Php1,417 million, remained outstanding as at December 31, 2011 and 2010, respectively.

On September 24, 2008, BOW signed an Islamic finance facility agreement granted by the Bank of London and the Middle East for a total of US$19 million, which will mature on various dates from June 30, 2013 to September 30, 2014. The amount of US$3 million, or Php132 million, remained outstanding as at December 31, 2010. BOW was deconsolidated from the Smart Group in June 2011.

Philippine Peso Debts:

Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amounts of Php4,963 million and Php4,962 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued a five-year term unsecured fixed rate corporate notes amounting to Php5,000 million. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion program. The amounts of Php4,827 million and Php4,867 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively. The debt was paid in full on March 12, 2012.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amounts of Php4,952 million and Php4,976 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php3,000 Million Corporate Notes

On June 29, 2009, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php3,000 million to finance capital expenditures. The facility is comprised of Php1,000 million Series A1 note payable in full in 1.5 years and Php1,000 million each for Series B1 and B2 notes payable in full in two years. The aggregate amount of Php2,000 million of Series A1 and B1 notes were drawn on July 8, 2009 while the amount of Php1,000 million of Series B2 notes was drawn on September 1, 2009. The aggregate amount of Php2,997 million, net of unamortized debt discount, remained outstanding as at December 31, 2010. The Series A1, B1, and B2 notes were paid in full on January 10, 2011, July 8, 2011 and September 1, 2011, respectively.

Php7,000 Million Fixed Rate Corporate Notes

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A 5.25-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the facility were used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amounts of Php6,781 million and Php6,891 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility were used to finance capital expenditures and/or to refinance PLDT’s loan obligations which were also used to finance capital expenditures for network expansion and improvement. The amount of Php2,500 million each remained outstanding as at December 31, 2011 and 2010.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility was used primarily to finance Smart’s capital expenditures for network improvement and expansion. The amounts of Php2,487 million and Php2,484 million, net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Php2,000 Million Fixed Rate Corporate Notes

On March 9, 2011, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures. Tranche A amounting to Php1,000 million was issued on March 16, 2011. Tranche B amounting to Php1,000 million was issued in multiple drawdowns of Php250 million each, the first of which was on March 24, 2011. On various dates in April 2011, the remaining Php750 million of Tranche B was fully drawn. The aggregate amount of Php2,000 million remained outstanding as at December 31, 2011. The facility is payable in full, five years from the respective issue dates.

Php5,000 Million Fixed Rate Corporate Notes

On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A 5-year notes amounting to Php3,435 million, Series B 7-year notes amounting to Php700 million and Series C ten-year notes amounting to Php865 million. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amount of Php5,000 million remained outstanding as at December 31, 2011.

Php5,000 Million Fixed Rate Corporate Notes

On November 8, 2011, PLDT issued Php5,000 million fixed rate notes under a Notes Facility Agreement dated November 4, 2011, comprised of Series A 5-year notes amounting to Php2,795 million, Series B 7-year notes amounting to Php230 million and Series C 10-year notes amounting to Php1,975 million. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amount of Php5,000 million remained outstanding as at December 31, 2011.

Php5,500 Million Fixed Rate Corporate Notes

On March 19, 2012, Smart issued Php5,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. Proceeds from the issuance of these notes have been used primarily for Smart’s debt refinancing and capital expenditures. The amount of Php5,500 million, net of debt discount, remained outstanding as at March 22, 2012.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metrobank amounting to Php2,500 million to finance the related Phase 9 GSM facility. The facility is payable over five years in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on December 9, 2011. The amount of Php555 million, net of unamortized debt discount, remained outstanding as at December 31, 2010. The facility was paid in full on December 9, 2011.

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metrobank to finance capital expenditures for an amount of Php2,500 million, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on November 13, 2013. The amounts of Php1,248 million and Php1,870 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million and the balance of Php1,900 million was subsequently drawn on May 20, 2009 and July 31, 2009 in two equal Php500 million tranches and on September 15, 2009 in the amount of Php900 million. The loan is payable over five years in ten equal semi-annual installments with final repayment on December 12, 2013. The amounts of Php1,022 million and Php1,533 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million and the balance of Php2,500 million was subsequently drawn on April 14, 2009. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date with final repayment on December 23, 2013. The amounts of Php1,333 million and Php2,000 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank, or PNB, amounting to Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million and the balance of Php1,500 million was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal Php500 million tranches. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on December 19, 2013. The amounts of Php941 million and Php1,412 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc., or BDO, amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The amount of Php2,500 million was fully drawn on April 17, 2009 and remained outstanding as at December 31, 2011 and 2010.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Philippine Peso term loan facility with BDO amounting to Php1,500 million to finance capital expenditures, which was fully drawn on May 20, 2009. The facility is a three-year loan, payable in full upon maturity on May 20, 2012. The amounts of Php1,498 million and Php1,494 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Php1,000 Million Term Loan Facility

On May 14, 2009, Smart signed a Philippine Peso term loan facility with Asia United Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 3, 2009. The facility is payable over five years in eight equal semi-annual installments commencing on the eighteenth month from initial drawdown date with final repayment on July 3, 2014. The amount of Php997 million, net of unamortized debt discount, remained outstanding as at December 31, 2010. The debt was paid in full on January 3, 2011.

Php1,000 Million Term Loan Facility

On May 15, 2009, Smart signed a Philippine Peso term loan facility with PNB amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 2, 2009. The facility is a seven-year loan, payable in full upon maturity on July 2, 2016. The amount of Php996 million, net of unamortized debt discount, remained outstanding as at December 31, 2010. The debt was paid in full on January 3, 2011.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a loan agreement with RCBC amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The amount of Php2,500 million was fully drawn on September 28, 2009 and remained outstanding as at December 31, 2011 and 2010.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments commencing on September 15, 2010 with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009. The amounts of Php971 million and Php1,324 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan will mature on July 1, 2016. The amount of Php500 million was fully drawn on July 1, 2009 and remained outstanding as at December 31, 2011 and 2010.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Philippine Peso term loan facility with Metrobank to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on August 1, 2014. The amounts of Php688 million and Php935 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a loan agreement with BPI amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amounts of Php1,412 million and Php1,882 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a loan agreement with BPI amounting to Php1,000 million to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amounts of Php706 million and Php941 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php1,500 Million Term Loan Facility

On March 15, 2011, Smart signed a Philippine Peso term loan facility with Metrobank to finance capital expenditures for an amount of Php1,500 million, which was drawn in full on March 22, 2011 and remained outstanding as at December 31, 2011. The facility is a five-year loan, payable in full upon maturity on March 22, 2016.

Php2,000 Million Term Loan Facility

On March 24, 2011, Smart signed a Philippine Peso term loan facility with PNB to finance capital expenditures for an amount of Php2,000 million, which was drawn in full on March 29, 2011 and remained outstanding as at December 31, 2011. The facility is a five-year loan, payable in full upon maturity on March 29, 2016.

Php300 Million Term Loan Facility

On April 4, 2011, PLDT signed a loan agreement with the Manufacturers Life Insurance Co. (Phils.), Inc., or Manulife, amounting to Php300 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The amount of Php300 million was fully drawn on April 28, 2011 and remained outstanding as at December 31, 2011.

Php500 Million Term Loan Facility

On April 4, 2011, PLDT signed a loan agreement with Manulife amounting to Php500 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on June 17, 2016. The amount of Php500 million was fully drawn on June 16, 2011 and remained outstanding as at December 31, 2011.

Php1,000 Million Term Loan Facility

On April 12, 2011, Digitel signed a Php1,000 million five-year Term Loan Facility Agreement to finance additional capital expenditure requirements with Metrobank as the lender. The principal is payable upon maturity or on June 23, 2016. The agreement was drawn on various dates in June 2011 in the total amount of Php710 million and remained outstanding as at December 31, 2011. The undrawn amount of Php290 million was cancelled.

Php2,000 Million Term Loan Facility

On April 14, 2011, Digitel signed a Php2,000 million five-year Term Loan Facility Agreement to finance the capital expenditures and/or refinance existing loan obligations with BDO as the lender. The principal is payable upon maturity or on May 26, 2016. The agreement was drawn on various dates in 2011 in the total amount of Php1,948 million and remained outstanding as at December 31, 2011. The undrawn amount of Php52 million was cancelled.

US$150 Million Term Loan Facility

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement. No drawdown has been made under this facility as at March 22, 2012.

US$25 Million Term Loan Facility

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. This loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date. No drawdown has been made under this agreement as at March 22, 2012.

Php2,000 Million Term Loan Facility

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity. No drawdown has been made under this agreement as at March 22, 2012.

Secured Term Loans

On June 7, 2007, AGS obtained a medium term loan facility with BPI amounting to Php150 million, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. AGS is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. AGS and the bank has agreed to the following terms: (a) pledge of AGS’s shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of AGS. The outstanding principal balance of the loan was Php49 million and Php116 million as at December 31, 2011 and 2010, respectively.

Notes Payable

Vendor Financing

On January 5, 2006, a Promissory Note in the amount of US$1.8 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on December 20, 2011. There are no outstanding amounts under this Promissory Note as at December 31, 2011.

On January 5, 2006, a Promissory Note in the amount of US$1.3 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on February 22, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million as at December 31, 2011 was paid in full on February 22, 2012.

On January 5, 2006, a Promissory Note in the amount of US$1.2 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd. dated December 1, 2005 as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on June 28, 2012. The amount of US$0.1 million, or Php5 million, remained outstanding as at December 31, 2011.

DMPI and DTPI had an outstanding balance of trust receipts of Php1,562 million as at December 31, 2011, which will mature on various dates from January 4, 2012 to January 19, 2013.

On April 1, 2011, SPi availed of short-term loans from BPI and Security Banking Corporation, or Security Bank, amounting to US$9 million and US$16 million, respectively. Additional loan was availed last October 28, 2011 from Security Bank amounting to US$10 million. Proceeds of the loans were used for working capital requirements. Interest rate on each loan is repriced every month. The aggregate amount of US$25 million, or Php1,537 million, remained outstanding as at December 31, 2011.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 47% and 43% of PLDT’s total consolidated debts as at December 31, 2011 and 2010, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso.

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

Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT, while certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

PLDT’s debt instruments and guarantees for DMPI loans also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

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

DMPI’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due under the loans, including: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if DMPI or PLDT, as guarantor, is in default under another loan agreement; (b) failure by PLDT to comply with certain financial ratio covenants; (c) occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs DMPI’s and PLDT’s ability to perform its obligations under its loan agreements; (d) change of control; and (e) other typical events of default including the commencement of bankruptcy, insolvency, liquidation, or winding up proceedings by DMPI.

As at December 31, 2011, we were in compliance with all of our debt covenants.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases as at December 31, 2011 are as follows:

Year	(in million pesos)
2012	8
2013	4
2014	2
2015	1
2016	1

Total minimum finance lease payments (Note 27)	16
Less amount representing unamortized interest	2

Present value of net minimum finance lease payments (Notes 3 and 27)	14
Less obligations under finance leases maturing within one year (Notes 9 and 27)	7

Long-term portion of obligations under finance leases (Notes 9 and 27)	7

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and SPi Group have finance lease obligations in the aggregate amounts of Php16 million and Php18 million as at December 31, 2011 and 2010, respectively. See Note 9 – Property, Plant and Equipment.

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

21.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Accrual of capital expenditures under long-term financing	20,128	12,040
Provision for asset retirement obligations (Notes 3 and 9)	2,107	1,344
Unearned revenues (Note 23)	172	114
Others	235	69

	22,642	13,567

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2011 and 2010:

	2011	2010
	(in million pesos)
Provision for asset retirement obligations at beginning of year	1,344	1,204
Business combinations (Note 13)	614	—
Accretion expenses (Note 5)	122	97
Additional liability recognized during the year (Note 28)	29	49
Settlement of obligations	(2)	(6)

Provision for asset retirement obligations at end of year (Note 3)	2,107	1,344

22.	Accounts Payable

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Suppliers and contractors (Note 27)	25,476	20,957
Carriers (Note 27)	1,642	1,866
Taxes (Notes 26 and 27)	1,555	2,114
Related parties (Notes 24 and 27)	626	244
Others	255	623

	29,554	25,804

23.	Accrued Expenses and Other Current Liabilities

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	34,875	19,941
Accrued taxes and related expenses (Notes 26 and 27)	5,371	2,236
Unearned revenues (Note 21)	5,664	4,698
Mandatory tender offer option liability (Note 28)	4,940	—
Accrued employee benefits (Notes 3, 25 and 27)	4,463	3,853
Accrued interests and other related costs (Notes 20 and 27)	1,122	1,028
Liability recognized for contingent consideration arising from business acquisitions (Note 14)	—	1,632
Others	1,836	2,571

	58,271	35,959

Accrued utilities and related expenses pertain to cost incurred for repairs and maintenance (mostly pertaining to electricity and water consumption), selling and promotions, professional and other contracted services, rent, insurance and security services, and other operational-related expenses pending receipt of billings and statement of accounts from suppliers.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Liability Recognized for Contingent Consideration Arising from Business Acquisitions

Contingent consideration for business acquisitions was recognized in relation to SPi’s acquisition cost of Springfield and Laguna Medical on April 12, 2007 and August 31, 2009, respectively.

SPi acquired 100% of Springfield plus contingent consideration with fair value at acquisition date of US$18 million, or Php894 million. The adjusted fair value of contingent consideration, as revised after effecting adjustments on forecasted earn-out and accretion, amounted to US$35 million, or Php1,547 million, as at December 31, 2010.

SPi acquired 80% of Laguna Medical with a mandatory Put-Call option in respect of the remaining 20% of the outstanding common stock of Laguna Medical. The estimated fair value of the contingent consideration from the mandatory Put-Call option at the acquisition date amounted to US$5.4 million, or Php257 million. The adjusted fair value of contingent consideration after the accretion amounted to US$1.9 million, or Php85 million, as at December 31, 2010.

All the remaining contingent considerations were paid in full last July 2011.

24.	Related Party Transactions

a.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998, or Original ATPA, PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time, or Minimum Air Time Purchase Obligation, annually over ten years commencing on January 1, 2002, or Minimum Purchase Period, the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period, or Supplemental Air Time Purchase Obligation.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks, or Amended ATPA. Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

Total fees under the Amended ATPA amounted to Php105 million, Php122 million and Php158 million for the years ended December 31, 2011, 2010 and 2009, respectively. Under the Amended ATPA, the outstanding obligations of PLDT amounted to Php147 million and Php140 million as at December 31, 2011 and 2010, respectively. See Note 5 – Income and Expenses.

b.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs amounted to Php2,319 million and Php2,438 million for the years ended December 31, 2011 and 2010, respectively, while total electricity costs amounted to Php911 million for the period from July 14, 2009 (the date Meralco became an associate of PCEV) to December 31, 2009. Under these agreements, the outstanding utilities payable amounted to Php271 million and Php183 million as at December 31, 2011 and 2010, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts amounted to Php226 million and Php199 million for the years ended December 31, 2011 and 2010, respectively, while Php67 million for the period from July 14, 2009 to December 31, 2009. Under these agreements, the outstanding obligations amounted to Php6 million and Php111 million as at December 31, 2011 and 2010, respectively.

See also Note 10 – Investments in Associates and Joint Ventures for additional transactions involving Meralco.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest for the years ended December 31, 2011, 2010 and 2009 are as follows:

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

NTT Communications and NTT DOCOMO together beneficially owned approximately 21% of PLDT’s outstanding common stock as at December 31, 2011.

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

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php72 million for the year ended December 31, 2011 and Php75 million each for the years ended December 31, 2010 and 2009. Under this agreement, the outstanding obligations of PLDT amounted to Php8 million and Php13 million as at December 31, 2011 and 2010, respectively.

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

Total fees under these agreements amounted to Php102 million for the year ended December 31, 2011 and Php114 million each for the years ended December 31, 2010 and 2009. Under these agreements, the outstanding obligations of PLDT amounted to Php41 million and Php44 million as at December 31, 2011 and 2010, respectively.

4.	Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which upon its expiration on February 23, 2008 was renewed until February 23, 2012 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php581 million and Php615 million for the years ended December 31, 2011 and 2010, respectively. Under this agreement, the outstanding obligations of Smart amounted to Php234 million and Php200 million as at December 31, 2011 and 2010, respectively.

5.	Agreements Relating to Insurance Companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php230 million, Php328 million and Php404 million for the years ended December 31, 2011, 2010 and 2009, respectively. One director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at March 31, 2011 and December 31, 2010, while one director of PLDT has direct/indirect interests in or serves as a director/officer of Gotuaco as at December 31, 2010.

d. Others

See Note 18 – Prepayments for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(in million pesos)
Short-term employee benefits	820	664	593
Post-employment benefits (Note 25)	33	25	33
Share-based payments and other long-term employee benefits (Note 25)	—	277	418

Total compensation paid to key officers of the PLDT Group	853	966	1,044

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php200 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php75 thousand for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as an expenses during the reporting period related to key management personnel.

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

The value of the reward and accrued as at December 31, 2009, was completed in accordance with the formula prescribed in 2007 to 2009 LTIP, subject to the minimum and maximum award level to be granted, following the terms and formula as described therein. The fair value of the 2007 to 2009 LTIP were estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and share price. The cost per share of the 2007 to 2009 LTIP, which amounted to Php1,029 as at December 31, 2009, was based on the computed minimum award level. The fair value of the 2007 to 2009 LTIP recognized as expense amounted to Php1,833 million for the year ended December 31, 2009. The outstanding 2007 to 2009 LTIP liability of Php4,582 million as at December 31, 2009 was fully paid in April 2010. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions and Note 5 – Income and Expenses.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those employees of Smart and certain of its subsidiaries, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(in million pesos)
Changes in present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of year	14,604	17,399	10,917
Interest costs on benefit obligation	1,164	1,559	1,193
Current service costs	812	997	643
Business combinations and others (Note 13)	45	—	19
Actual benefits paid/settlements	(203)	(2,504)	(93)
Actuarial losses (gains) on obligations	(760)	(2,855)	4,720
Curtailment	—	8	—

Present value of defined benefit obligations at end of year	15,662	14,604	17,399

	2011	2010	2009
	(in million pesos)

Changes in fair value of plan assets:
Fair value of plan assets at beginning of year	20,001	19,980	7,168
Expected return on plan assets	2,192	2,340	673
Actuarial gains on plan assets	1,690	179	3,366
Actual contributions	26	(17)	8,866
Actual benefits paid/settlements	(203)	(2,481)	(93)

Fair value of plan assets at end of year	23,706	20,001	19,980

Surplus status – net	(8,044)	(5,397)	(2,581)
Unrecognized net actuarial gains (losses) (Note 3)	2,886	479	(2,474)

	(5,158)	(4,918)	(5,055)
Accrued benefit costs (Note 3)	496	415	359

Prepaid benefit costs (Notes 3 and 18)	5,654	5,333	5,414

Components of net periodic benefit costs:
Interest costs on benefit obligation	1,164	1,559	1,193
Current service costs	812	997	643
Net actuarial losses (gains) recognized	(9)	23	(3)
Expected return on plan assets	(2,192)	(2,340)	(673)
Event gains – net	—	(62)	—

Net periodic benefit costs (income) (Notes 3 and 5)	(225)	177	1,160

Actual gain on plan assets amounted to Php3,882 million for the year ended December 31, 2011, while actual return on plan assets was Php2,519 million and Php4,036 million for the years ended December 31, 2010 and 2009, respectively.

The present value of defined benefit obligation, fair values of assets and experience adjustment as at and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 are as follows:

	2011	2010	2009	2008	2007
	(in million pesos)
Present value of defined benefit obligation	15,662	14,604	17,399	10,917	10,160
Fair value of assets	23,706	20,001	19,980	7,168	8,519

Unfunded (surplus) status – net	(8,044)	(5,397)	(2,581)	3,749	1,641
Experience adjustment arising on:
Liability (gain) loss due to experience as percentage of defined benefit obligation	(1.43%)	(1.43%)	5.10%	(7.23%)	0.05%
Asset (gain) loss due to experience as percentage of plan assets	(3.48%)	0.77%	16.86%	(35.66%)	14.01%

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Average remaining working years of covered employee	19	19	18
Expected rate of return on plan assets	8%	11%	12%
Discount rate	6%	8%	9%
Rate of increase in compensation	6%	8%	9%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The assets of the Beneficial Trust Fund established for PLDT’s pension plan include investments in shares of stocks of PLDT with fair values amounting to Php427 million and Php428 million as at December 31, 2011 and 2010, respectively, which represent about 4% and 2%, respectively, of such beneficial trust fund’s net assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets. The majority of investment portfolio consists of unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments, listed equity securities and fixed income investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Investments in listed and unlisted equity securities	96%	70%	78%
Temporary cash investments	3%	24%	7%
Investments in debt and fixed income securities	1%	2%	9%
Investments in mutual funds	—	1%	1%
Investments in real estate	—	3%	5%

	100%	100%	100%

Defined Contribution Plan

Smart and certain of its subsidiaries contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law.” As at December 31, 2011 and 2010, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

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

The allocation of the fair value of the beneficial trust fund’s assets for Smart and certain of its subsidiaries pension plan as at December 31, 2011 and 2010 is as follows:

	2011	2010	2009
Investments in debt and fixed income securities	57%	58%	61%
Investments in listed and unlisted equity securities	29%	37%	34%
Others	14%	5%	5%

	100%	100%	100%

Smart and certain of its subsidiaries currently expect to make approximately Php199 million of cash contributions to their pension plans in 2012.

Pension Benefit Costs

Net consolidated pension benefit costs (income) for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(in million pesos)
Expense recognized for defined benefit plans	96	177	1,160
Expense recognized for defined contribution plans	187	59	146

Total expense recognized for consolidated pension benefit costs (Notes 3 and 5)	283	236	1,306
Consolidated pension benefit income	321	—	—

Net consolidated pension benefit costs (income)	(38)	236	1,306

Other Long-term Employee Benefits

The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the ECC and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on assumed discount rates and profit targets. LTIP costs recognized for the years ended December 31, 2010 and 2009 amounted to Php1,392 million and Php1,833 million, respectively, while the total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at December 31, 2010. Based on our latest projection, the profit targets for the covered Performance Cycle is no longer achievable, thus, accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions and Note 5 – Income and Expenses.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, our LTIP has been revised and, with the endorsement of the ECC, approved by the Board of Directors on March 22, 2012. The award in the revised LTIP is contingent upon the successful achievement of certain profit targets, aligns the execution of the business strategies of the expanded Group, including Digitel, over the three year period 2012 to 2014. In addition, the revised LTIP allows for the participation of a number of senior executives and important new hires executives, ensures the continuity of management and assists in succession planning of the PLDT Group.

26.	Provisions and Contingencies

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

The Supreme Court, in a resolution promulgated on December 4, 2007, held that the computation of the SRF should be based on the outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, the NTC assessed PLDT the total amount of Php2,870 million as SRF, which included penalties and interest. On April 3, 2008, PLDT paid NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but did not pay the penalties and interest assessed by the NTC. PLDT, through counsel, believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments of the same. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals, or the Petition, praying that the NTC be restrained from enforcing or implementing its assessment letter of February 29, 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s letters-assessments dated February 29, 2008, April 14, 2008 and June 18, 2008. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals. Instead, the NTC, through the Solicitor General, filed a petition for review directly with the Supreme Court. PLDT received a copy of the petition on July 29, 2010, and after receiving the order of the Supreme Court to file its comment, filed its Comment on the petition on December 7, 2010. The NTC filed a Reply dated August 26, 2011, which was received by PLDT on September 6, 2011. PLDT filed a Rejoinder on October 12, 2011. This case is still pending with the Supreme Court.

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

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid a total amount of Php1,016 million as at December 31, 2011 for local franchise tax covering prior periods up to December 31, 2011.

As at December 31, 2011, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. The City of Tuguegarao has filed a Motion for Reconsideration which was denied by the court in its Order dated March 2, 2009. The City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. In a resolution dated February 9, 2012, the Court of Appeals dismissed the case for failure of the City of Tuguegarao and its Treasurer to file their Appellants’ Brief. PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php2.3 million for the years 2006 to 2011. PLDT filed a

Petition with the RTC of the City of Makati on July 8, 2011. The City of Tuguegarao filed its Answer with Motion to Dismiss claiming the RTC of Makati City does not have jurisdiction over the case. Both parties have filed their respective Memorandum on the issue of Jurisdiction raised by the City of Tuguegarao and a judicial dispute resolution conference is set on April 3, 2012 after the parties failed to settle the case in the mediation proceedings.

Moreover, PLDT also contested the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of Php3 million for the years 1999 to 2006. The RTC in its decision dated February 25, 2009, ruled in favor of PLDT, stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which was denied by the RTC in its Order dated October 7, 2009. The Province of Cagayan filed a Petition for Review before the CTA. After filing its Comment and the submission of the respective memoranda of both parties, PLDT received the Decision of the CTA on September 20, 2010 which affirmed with modifications the Decision of the RTC. Though said Decision affirmed that the Province of Cagayan cannot impose franchise tax on gross receipts realized in the City of Tuguegarao, the CTA ruled that PLDT is subject to surcharge and interest for the years 1999 to 2004 thereby reducing the amount refundable to PLDT from Php2.8 million to Php1 million. Both parties filed a partial motion for reconsideration of the said decision as well as comment on the other party’s motion. In a resolution dated January 27, 2011, the CTA partially granted the motion for reconsideration of PLDT by modifying its decision stating that the Province of Cagayan’s right to assess surcharge and interest for local franchise tax for the period of 1998 was already prescribed thereby increasing the amount refundable to PLDT by Php0.059 million. The motion for the Issuance of Writ of Execution filed by PLDT before the RTC of Makati is set for hearing on May 9, 2012.

Smart’s Local Business and Franchise Tax Assessments

In Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004), the deficiency local franchise tax assessment issued against Smart by the City of Makati covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of City of Makati. This was upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.

In 2008 and 2009, the City of Makati sent letters to Smart for alleged franchise tax liability. Smart replied and refuted the alleged franchise tax liability based on the Smart vs. City of Makati case and its BOI registration dated May 3, 2001.

In August 2009, the City of Makati issued a Letter of Authority for the examination of Smart’s local tax liabilities covering the years 2006, 2007 and 2008. The City of Makati issued a Notice of Assessment dated October 23, 2009, which Smart protested. On February 8, 2010, Smart received a Revised Notice of Assessment. Smart contested the revised deficiency local tax assessment on February 15, 2010. There were several letters and meetings between the City of Makati and Smart on the matter.

On August 3, 2010, however, while the parties were still engaged in discussions over the assessment, Smart received the City of Makati’s Notice of Distraint and Levy dated July 23, 2010. Smart sent a letter to the City of Makati on August 10, 2010 inquiring on the status of Smart’s request for reinvestigation and requested for a meeting. On August 19, 2010, Smart’s representatives met with the City of Makati officials and were informed that its decision on the matter is final.

On September 1, 2010, Smart filed an Appeal with application for the issuance of a Temporary Restraining Order and Writ of Preliminary Injunction before the RTC of the City of Makati (Branch 133) docketed as SCA No. 10-852. On September 6, 2010, the RTC of the City of Makati (Branch 133) promulgated an Order granting the issuance of a temporary restraining order for 20 days directing the City of Makati and the City Treasurer to maintain the status quo until a hearing can be had to determine the propriety of injunctive relief conditioned upon posting a bond by Smart. In an Order dated September 23, 2010, the RTC of the City of Makati (Branch 133) issued a Writ of Preliminary Injunction conditioned upon posting a bond by Smart. Smart submitted the bond with the RTC of the City of Makati (Branch 133) on October 4, 2010. The City of Makati filed a Motion for Reconsideration of the Order dated September 23, 2010, which was denied.

Meanwhile, the City of Makati filed a Motion to Dismiss dated September 15, 2010 and a Motion to Inhibit dated September 21, 2010, which were both denied as well as the Motions for Reconsideration from the Orders denying the said motions.

Thus, the City of Makati filed with the Court of Appeals a Petition for Certiorari [With Urgent Application for the Issuance of a Temporary Restraining Order and/or Writ of Preliminary Injunction] dated December 16, 2010, seeking to annul the orders of the RTC of the City of Makati.

In a decision promulgated on July 26, 2011, the Court of Appeals dismissed the Petition of Makati City, et al. for lack of jurisdiction. The City of Makati moved for reconsideration but, the motion was denied in a resolution dated December 6, 2011. On December 22, 2011, the City of Makati filed a Petition for Review on Certiorari with the Supreme Court, challenging the findings of the Court of Appeals.

In the RTC case, Smart and the City of Makati filed a Joint Motion for the Court to render judgment based on compromise agreement. On January 20, 2012, the RTC of the City of Makati issued its Judgment finding the compromise agreement meritorious and ordered both parties to comply with the terms and conditions of the agreement. With the compliance to the terms and conditions, the audit of Smart’s local tax liabilities by the City of Makati was terminated.

Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 (Civil Case No. 02-27144) declaring Smart as exempt from payment of local franchise tax. The City of Iloilo appealed the Decision and the Supreme Court, on February 27, 2009, (G.R. No. 167260) ruled that Smart is liable to pay the local franchise tax to the City of Iloilo. On April 2, 2009, Smart filed its Motion for Reconsideration. On July 1, 2009, the Supreme Court’s Special Second Division issued a Resolution denying Smart’s Motion for Reconsideration. In accordance with this Decision, Smart paid the City of Iloilo.

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

In an Indorsement dated February 10, 2011, the City of Davao Legal Office issued an Opinion recognizing that Smart’s Tax exemption, being a BOI registered enterprise, shall commence from the date of registration with the Board (six years for pioneer business enterprise), pursuant to the provisions of Section 133(g) of the Local Government Code in relation to Article 11 of the Omnibus Investment Code of 1987. On March 15, 2011, the City of Davao issued its revised local franchise tax assessment which Smart paid on March 29, 2011.

With the finality of the Cities of Iloilo and Davao cases, several cities and provinces have began discussions with Smart on the settlement of alleged local franchise tax within their respective jurisdictions. To limit the years covered by Smart’s tax liability, Smart is invoking the prospective application of the decisions on the Cities of Iloilo and Davao and the recognition of its local tax exemption by virtue of its BOI registration issued on May 3, 2001.

Meanwhile, the Province of Cagayan also issued tax assessment for alleged local franchise tax. On January 24, 2011, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (R.A. No. 7160). The RTC of the City of Makati issued a temporary restraining order on October 21, 2011, and the writ of preliminary injunction on November 14, 2011. The case is now submitted for decision.

Smart’s Real Property Tax Assessment

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

PCEV’s Local Franchise Tax Assessment

In 2004, PCEV secured a favorable decision from a Trial Court involving the local franchise tax in the City of Makati. In the case entitled “Pilipino Telephone Corporation vs. City of Makati and Andrea Pacita S. Guinto” (PCEV vs. City of Makati) (Civil Case No. 01-1760), the RTC of the City of Makati rendered its Decision dated December 10, 2002 declaring PCEV exempt from the payment of local franchise and business taxes. The Trial Court ruled that the legislative franchise of PCEV, R.A. 7293, granting the corporation exemption from local franchise and business taxes took effect after R.A. 7160 or the local government code which removed all prior tax exemptions granted by law or other special law. The Trial Court’s decision was affirmed by the Court of Appeals in its Decision dated July 12, 2004 and then subsequently, the Supreme Court denied the appeal of the City of Makati in its Entry of Judgment dated October 13, 2004. The Supreme Court ruled that the City of Makati, failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction.

On March 9, 2009, PCEV received a letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, PCEV received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1999 to 2003. On December 16, 2009, PCEV filed its reply and refuted the alleged franchise tax liability based on the PCEV vs. City of Makati case.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. However, in the case of Digitel vs. City Government of Batangas (G.R. No. 156040, December 11, 2008), the Supreme Court ruled that Digitel’s real properties used in its telecommunications business are subject to the real property tax. On June 16, 2009, the Supreme Court denied Digitel’s Motion for Reconsideration.

With the Digitel vs. City Government of Batangas case, several cities and provinces have began discussions with Digitel on the settlement of real property tax within their respective jurisdiction.

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

Matters Relating to Gamboa Case

On June 29, 2011, the Supreme Court of the Philippines promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), where the Court held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. The Decision of the Supreme Court reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60% to 40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution.

While PLDT is not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in Philippine Long Distance Telephone Company, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

As at March 22, 2012, the case is set for oral arguments on April 17, 2012. To the best of PLDT’s knowledge, the Philippine SEC has not commenced any proceeding to determine if PLDT is in violation of Section 11, Article XII of the 1987 Constitution. A finding by the Philippine SEC that there is a violation of Section 11, Article XII of the 1987 Constitution by PLDT may subject the latter to sanctions under Philippine law, including possible revocation of its franchise.

Nonetheless, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized preferred capital into preferred shares with full voting rights, or Voting Preferred Shares, and serial preferred shares without voting rights, and other conforming amendments, or Amendments to the Articles. The Amendments to the Articles will require the approval by the stockholders of PLDT and the approval of the Philippine SEC. Upon approval of the Amendments to the Articles by the Philippine SEC, up to 150,000,000 Voting Preferred Shares could be initially issued by the Board to, among others, Philippine citizens and Philippine corporations at least 60% of the capital stock entitled to vote is owned or held by such citizens, as and when the Board determines such issuance to be necessary to avoid any disruptions on PLDT’s operations and transactions and to protect the interests of PLDT and its stakeholders. Upon issuance of such Voting Preferred Shares to Filipinos and Filipino-owned entities, the total foreign equity in the total resulting voting shares of PLDT will be reduced from the current 59% to about 35%. A Special Meeting of Stockholders of PLDT was scheduled on September 20, 2011, at which meeting the Amendments to the Articles were supposed to be submitted to PLDT’s stockholders for approval. However, the Special Meeting was cancelled due to an anticipated lack of quorum. In the Special Meeting of Stockholders held on March 22, 2012, the Amendments to the Articles were approved by the holders of more than two thirds (2/3) of the outstanding capital stock (common and preferred) of PLDT. The Amended Articles of Incorporation will be filed with the Philippine SEC in due time.

Other disclosures required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.

27.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies.

The following table sets forth our financial assets and financial liabilities as at December 31, 2011 and 2010:

	Loans and receivables	HTM investments	Financial instruments at FVPL	Derivatives used for hedging	Available-for- sale financial assets	Financial liabilities carried at amortized cost	Total financial assets and liabilities	Non-financial assets and liabilities	Total
	(in million pesos)
Assets as at December 31, 2011
Noncurrent:
Property, plant and equipment	—	—	—	—	—	—	—	197,731	197,731
Investments in associates and joint ventures	—	—	—	—	—	—	—	17,865	17,865
Available-for-sale financial assets	—	—	—	—	7,181	—	7,181	—	7,181
Investment in debt securities	—	150	—	—	—	—	150	—	150
Investment properties	—	—	—	—	—	—	—	1,115	1,115
Goodwill and intangible assets	—	—	—	—	—	—	—	80,656	80,656
Deferred income tax assets – net	—	—	—	—	—	—	—	5,975	5,975
Prepayments – net of current portion	—	—	—	—	—	—	—	8,869	8,869
Advances and other noncurrent assets – net of current portion	1,147	—	—	—	—	—	1,147	193	1,340
Current:
Cash and cash equivalents	46,057	—	—	—	—	—	46,057	—	46,057
Short-term investments	24	—	534	—	—	—	558	—	558
Trade and other receivables	16,245	—	—	—	—	—	16,245	—	16,245
Inventories and supplies	—	—	—	—	—	—	—	3,827	3,827
Derivative financial assets	—	—	366	—	—	—	366	—	366
Current portion of investment in debt securities	—	358	—	—	—	—	358	—	358
Current portion of prepayments	—	—	—	—	—	—	—	7,227	7,227
Current portion of advances and other noncurrent assets	18	—	—	—	—	—	18	108	126

Total assets	63,491	508	900	—	7,181	—	72,080	323,566	395,646

Liabilities as at December 31, 2011
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	91,280	91,280	—	91,280
Deferred income tax liabilities – net	—	—	—	—	—	—	—	2,902	2,902
Derivative financial liabilities	—	—	2,235	—	—	—	2,235	—	2,235
Pension and other employee benefits	—	—	—	—	—	—	—	609	609
Customers’ deposits	—	—	—	—	—	2,272	2,272	—	2,272
Deferred credits and other noncurrent liabilities	—	—	—	—	—	20,343	20,343	2,299	22,642
Current:
Accounts payable	—	—	—	—	—	27,982	27,982	1,572	29,554
Accrued expenses and other current liabilities	—	—	—	—	—	40,459	40,459	17,812	58,271
Derivative financial liabilities	—	—	922	2	—	—	924	—	924
Provision for claims and assessments	—	—	—	—	—	—	—	1,555	1,555
Current portion of interest-bearing financial liabilities	—	—	—	—	—	26,009	26,009	—	26,009
Dividends payable	—	—	—	—	—	2,583	2,583	—	2,583
Income tax payable	—	—	—	—	—	—	—	2,591	2,591

Total liabilities	—	—	3,157	2	—	210,928	214,087	29,340	243,427

Net assets (liabilities)	63,491	508	(2,257)	(2)	7,181	(210,928)	(142,007)	294,226	152,219

Assets as at December 31, 2010
Noncurrent:
Property, plant and equipment	—	—	—	—	—	—	—	163,184	163,184
Investments in associates and joint ventures	—	—	—	—	—	—	—	23,203	23,203
Available-for-sale financial assets	—	—	—	—	147	—	147	—	147
Investment in debt securities	—	484	—	—	—	—	484	—	484
Investment properties	—	—	—	—	—	—	—	1,560	1,560
Goodwill and intangible assets	—	—	—	—	—	—	—	11,485	11,485
Deferred income tax assets – net	—	—	—	—	—	—	—	6,110	6,110
Derivative financial assets	—	—	178	—	—	—	178	—	178
Prepayments – net of current portion	—	—	—	—	—	—	—	8,679	8,679
Advances and other noncurrent assets – net of current portion	984	—	—	—	—	—	984	203	1,187
Current:
Cash and cash equivalents	36,678	—	—	—	—	—	36,678	—	36,678
Short-term investments	152	—	517	—	—	—	669	—	669
Trade and other receivables	16,428	—	—	—	—	—	16,428	—	16,428
Inventories and supplies	—	—	—	—	—	—	—	2,219	2,219
Derivative financial assets	—	—	5	—	—	—	5	—	5
Current portion of prepayments	—	—	—	—	—	—	—	5,418	5,418
Current portion of advances and other noncurrent assets	16	—	—	—	—	—	16	165	181

Total assets	54,258	484	700	—	147	—	55,589	222,226	277,815

Liabilities as at December 31, 2010
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	75,888	75,888	—	75,888
Deferred income tax liabilities – net			—			—	—	1,099	1,099
Derivative financial liabilities	—	—	3,604	—	—	—	3,604	—	3,604
Pension and other employee benefits	—	—	—	—	—	—	—	1,834	1,834
Customers’ deposits	—	—	—	—	—	2,223	2,223	—	2,223
Deferred credits and other noncurrent liabilities	—	—	—	—	—	12,041	12,041	1,526	13,567
Current:
Accounts payable	—	—	—	—	—	23,673	23,673	2,131	25,804
Accrued expenses and other current liabilities	—	—	—	—	—	28,822	28,822	7,137	35,959
Provision for claims and assessments	—	—	—	—	—	—	—	1,555	1,555
Current portion of interest-bearing financial liabilities	—	—	—	—	—	13,801	13,801	—	13,801
Dividends payable	—	—	—	—	—	2,086	2,086	—	2,086
Income tax payable	—	—	—	—	—	—	—	3,010	3,010

Total liabilities	—	—	3,604	—	—	158,534	162,138	18,292	180,430

Net assets (liabilities)	54,258	484	(2,904)	—	147	(158,534)	(106,549)	203,934	97,385

The following table sets forth the consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2011 and 2010:

	Carrying Value		Fair Value
	2011	2010	2011	2010
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets:
Listed equity securities	81	78	81	78
Unlisted equity securities	7,100	69	7,100	69
Investment in debt securities	150	484	158	502
Derivative financial assets:
Long-term currency swap	—	178	—	178
Advances and other noncurrent assets – net of current portion	1,147	984	1,061	915

Total noncurrent financial assets	8,478	1,793	8,400	1,742

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	4,637	2,906	4,637	2,906
Temporary cash investments	41,420	33,772	41,420	33,772
Short-term investments	558	669	558	669
Trade and other receivables – net:
Foreign administrations	4,762	4,321	4,762	4,321
Retail subscribers	4,038	3,872	4,038	3,872
Corporate subscribers	2,708	2,042	2,708	2,042
Domestic carriers	1,212	1,453	1,212	1,453
Dealers, agents and others	3,525	4,740	3,525	4,740
Derivative financial assets:
Long-term currency swap	356	—	356	—
Forward foreign exchange contracts	10	—	10	—
Bifurcated embedded derivatives	—	5	—	5
Current portion of investment in debt securities	358	—	358	—
Current portion of advances and other noncurrent assets	18	16	18	16

Total current financial assets	63,602	53,796	63,602	53,796

Total Financial Assets	72,080	55,589	72,002	55,538

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	91,273	75,879	95,052	82,244
Obligations under finance leases	7	9	7	8
Derivative financial liabilities:
Long-term currency swap – net of current portion	2,090	3,604	2,090	3,604
Interest rate swap	145	—	145	—
Customers’ deposits	2,272	2,223	1,772	1,701
Deferred credits and other noncurrent liabilities	20,343	12,041	19,420	11,457

Total noncurrent financial liabilities	116,130	93,756	118,486	99,014

Current Financial Liabilities
Accounts payable:
Suppliers and contractors	25,476	20,957	25,476	20,957
Carriers	1,642	1,866	1,642	1,866
Related parties	626	244	626	244
Others	238	606	238	606
Accrued expenses and other current liabilities:
Utilities and related expenses	28,123	19,739	28,123	19,739
Mandatory tender offer option liability	4,940	—	4,940	—
Employee benefits	4,438	3,852	4,438	3,852
Interests and other related costs	1,122	1,028	1,122	1,028
Others	1,836	4,203	1,836	4,203
Derivative financial liabilities:
Current portion of long-term currency swap	834	—	834	—
Current portion of interest rate swap	89	—	89	—
Current portion of forward foreign exchange contracts	1	—	1	—
Interest-bearing financial liabilities:
Current portion of long-term debt	22,893	13,767	22,893	13,767
Notes payable	3,109	—	3,109	—
Obligations under finance leases	7	34	7	34
Dividends payable	2,583	2,086	2,583	2,086

Total current financial liabilities	97,957	68,382	97,957	68,382

Total Financial Liabilities	214,087	162,138	216,443	167,396

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for complete sets of financial statements as at December 31, 2011 and 2010. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2011			2010
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets – Listed equity securities	81	—	81	78	—	78
Derivative financial assets	—	—	—	—	178	178
Current Financial Assets
Short-term investments	—	534	534	—	517	517
Derivative financial assets	—	366	366	—	5	5

Total	81	900	981	78	700	778

Noncurrent Financial Liabilities
Derivative financial liabilities	—	2,235	2,235	—	3,604	3,604
Current Financial Liabilities
Derivative financial liabilities	—	924	924	—	—	—

Total	—	3,159	3,159	—	3,604	3,604

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2011 and 2010, we have no financial instruments whose fair values are determined using inputs that are not based on observable market data (Level 3).

As at December 31, 2011 and 2010, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions

Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

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

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, current investment in debt securities, trade and other receivables, current portion of advances and other noncurrent assets, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. As at December 31, 2011, SPi and SPi CRM designated forward foreign exchange contracts as cash flow hedges, while as at December 31, 2010, we have no outstanding financial instruments designated as hedges.

The table below sets out the information about our derivative financial instruments as at December 31, 2011 and 2010:

		2011					2010
	Maturity	Notional			Mark-to- market Gains (Losses)		Notional			Mark-to- market Gains (Losses)
		(in millions)
PLDT
Transactions not designated as hedges:
Currency swaps	2017	US	$222		(Php	2,090)	US$	222		(Php	2,651)
	2012		100			(834)		100			(953)
	2012		60	(1)		356		60	(1)		178

						(2,568)					(3,426)

Digitel Group
Interest rate swaps	2017		69			(233)		—			—

SPi Group
Cash flow hedges:
Forward foreign exchange contracts	2012		57			11		—			—
	2013		(4)			(3)		—			—

						8					—

ePLDT Group
Transactions not designated as hedges:
Bifurcated embedded derivatives	2012		—			—		1			5

						—					5

Net liabilities					(Php	2,793)				(Php	3,421)

(1)	Overlay principal only swap agreements to effectively unwind a portion of the outstanding long-term principal only swap agreement maturing in 2012.

	2011	2010
	(in million pesos)
Presented as:
Noncurrent assets	—	178
Current assets	366	5
Noncurrent liabilities	(2,235)	(3,604)
Current liabilities	(924)	—

Net liabilities	(2,793)	(3,421)

Analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010	2009
	(in million pesos)
Net mark-to-market losses at end of year	(2,793)	(3,421)	(2,745)
Net mark-to-market losses at beginning of year	(3,421)	(2,745)	(1,792)

Net change	628	(676)	(953)
Business combinations (Note 13)	250	—	—
Net gains on cash flow hedges charged to other comprehensive income	(14)	—	—
Settlements, accretion and conversion	(304)	(631)	546
Hedge cost	(363)	(434)	(599)

Net gains (losses) on derivative financial instruments (Note 4)	197	(1,741)	(1,006)

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

Currency Swaps

PLDT has entered into long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. These long-term currency swaps have an aggregate notional amount of US$322 million with total mark-to-market losses of Php2,924 million and Php3,604 million as at December 31, 2011 and 2010, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. The outstanding swap contracts have an agreed average swap exchange rates of Php50.45 as at December 31, 2011 and 2010, respectively. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.04% and 2.93% per annum as at December 31, 2011 and 2010, respectively. The mark-to-market losses of the 2012 and 2017 swaps amounted to Php834 million and Php2,090 million as at December 31, 2011, respectively.

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

On various dates from October to November 2010, PLDT entered into several overlay principal only swap agreements with an aggregate notional amount of US$60 million to effectively unwind a portion of the outstanding long-term principal only-currency swap agreement maturing in 2012. The overlay swaps are offsetting swaps which carry the direct opposite terms and cash flows of our existing swap agreement. As consideration for the overlay swaps, PLDT will pay an average fixed rate of 10.84% on a semi-annual basis over the life of the offsetting swaps. These overlay swap agreements have an aggregate mark-to-market gains of Php356 million and Php178 million as at December 31, 2011 and 2010, respectively.

SPi Group

In February and March 2011, SPi and SPi CRM entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of monthly dollar denominated revenues and peso denominated expenses maturing March 2011 up to October 2012. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues and monthly peso expenses hedged.

On December 6, 2011, SPi CRM changed its functional currency from Philippine peso to U.S. dollar resulting to all outstanding hedges to become ineffective starting from that date and marked-to-market gains and losses thereafter are recognized in profit or loss. The mark-to-market gain recognized in the profit or loss arising from ineffective hedge as of December 31, 2011 by SPi CRM amounted to Php8 million. The outstanding forward exchange contracts that were designated as hedges amounted to US$29 million and US$24.4 million for SPi and SPi CRM, respectively, as at December 31, 2011.

In January 2012, SPi CRM pre-terminated all outstanding ineffective hedges.

ePLDT Group

Level Up! embedded derivatives were bifurcated from various license contracts and other service agreements denominated in U.S. dollar. The aggregate notional amount of these bifurcated embedded currency forwards amounted to US$1 million as at December 31, 2010. The total mark-to-market gains of these bifurcated embedded currency forwards amounted to Php5 million as at December 31, 2010. There were no outstanding embedded currency forward contracts as at December 31, 2011 due to deconsolidation of Level Up! on July 11, 2011.

Digitel Group

Interest Rate Swap

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposures on the US$59.2 million USD Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the USD LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. As at December 31, 2011, the outstanding notional amount under this agreement is US$37 million.

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposures on the US$51.2 million USD Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the USD LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. As at December 31, 2011, the outstanding notional amount under this agreement is US$32 million.

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

We have letters of credit amounting to Php913 million as at December 31, 2011 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php46,057 million and Php558 million, respectively, as at December 31, 2011. See Note 15 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2011 and 2010:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2011
Loans and receivables:	73,626	72,492	886	201	47
Advances and other noncurrent assets	1,165	31	886	201	47
Cash equivalents	41,420	41,420	—	—	—
Short-term investments	24	24	—	—	—
Retail subscribers	11,302	11,302	—	—	—
Corporate subscribers	9,200	9,200	—	—	—
Foreign administrations	4,961	4,961	—	—	—
Domestic carriers	1,323	1,323	—	—	—
Dealers, agents and others	4,231	4,231	—	—	—
HTM investments:	508	358	150	—	—
Investment in debt securities	508	358	150	—	—
Financial instruments at FVPL:	534	534	—	—	—
Short-term investments	534	534	—	—	—
Available-for-sale financial assets	7,181	—	—	—	7,181

Total	81,849	73,384	1,036	201	7,228

December 31, 2010
Loans and receivables:	63,182	62,202	897	45	38
Advances and other noncurrent assets	1,000	20	897	45	38
Cash equivalents	33,772	33,772	—	—	—
Short-term investments	152	152	—	—	—
Retail subscribers	8,917	8,917	—	—	—
Corporate subscribers	7,998	7,998	—	—	—
Foreign administrations	4,479	4,479	—	—	—
Domestic carriers	1,591	1,591	—	—	—
Dealers, agents and others	5,273	5,273	—	—	—
HTM investments:	484	—	484	—	—
Investment in debt securities	484	—	484	—	—
Financial instruments at FVPL:	517	517	—	—	—
Short-term investments	517	517	—	—	—
Available-for-sale financial assets	147	—	—	—	147

Total	64,330	62,719	1,381	45	185

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2011 and 2010:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2011
Debt(1):	142,271	16,378	62,213	39,476	24,204
Principal	119,410	15,348	48,141	33,971	21,950
Interest	22,861	1,030	14,072	5,505	2,254
Lease obligations:	17,826	6,352	5,324	2,998	3,152
Operating lease	17,810	6,349	5,317	2,992	3,152
Finance lease	16	3	7	6	—
Unconditional purchase obligations(2)	674	279	263	132	—
Other obligations:	91,828	66,223	14,976	7,072	3,557
Derivative financial liabilities(3):	3,789	589	1,026	701	1,473
Long-term currency swap	3,552	500	907	673	1,472
Interest rate swap	237	89	119	28	1
Various trade and other obligations:	88,039	65,634	13,950	6,371	2,084
Suppliers and contractors	45,604	25,476	13,761	6,367	—
Utilities and related expenses	23,839	23,834	5	—	—
Employee benefits	4,452	4,452	—	—	—
Customers’ deposits	2,272	—	184	4	2,084
Dividends	2,583	2,583	—	—	—
Carriers	1,642	1,642	—	—	—
Others	7,647	7,647	—	—	—

Total contractual obligations	252,599	89,232	82,776	49,678	30,913

December 31, 2010
Debt(1):	113,394	6,569	51,308	33,978	21,539
Principal	92,590	6,206	38,263	29,335	18,786
Interest	20,804	363	13,045	4,643	2,753
Lease obligations:	8,003	4,383	1,710	948	962
Operating lease	7,959	4,353	1,697	947	962
Finance lease	44	30	13	1	—
Unconditional purchase obligations(2)	797	271	263	263	—
Other obligations:	68,782	50,247	13,963	683	3,889
Derivative financial liabilities(3):	4,241	—	1,735	674	1,832
Long-term currency swap	4,241	—	1,735	674	1,832
Various trade and other obligations:	64,541	50,247	12,228	9	2,057
Suppliers and contractors	32,997	20,957	12,040	—	—
Utilities and related expenses	16,477	16,446	10	3	18
Employee benefits	3,853	3,853	—	—	—
Customers’ deposits	2,223	—	178	6	2,039
Dividends	2,086	2,086	—	—	—
Carriers	1,866	1,866	—	—	—
Others	5,039	5,039	—	—	—

Total contractual obligations	190,976	61,470	67,244	35,872	26,390

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.
(2)	Based on the Amended ATPA with AIL. See Note 24 — Related Party Transactions.
(3)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities for a detailed discussion of our debt, including debt instruments of Digitel Group.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Within one year	6,423	4,469
After one year but not more than five years	8,235	2,528
More than five years	3,152	962

	17,810	7,959

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php674 million and Php797 million as at December 31, 2011 and 2010, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php88,039 million and Php64,541 million as at December 31, 2011 and 2010, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php913 million and Php1,145 million as at December 31, 2011 and 2010, respectively. These commitments will expire within one year.

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

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2011 and 2010:

	2011		2010
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Advances and other noncurrent assets	2	83	3	122
Derivative financial assets	—	—	4	178

Total noncurrent financial assets	2	83	7	300

Current Financial Assets
Cash and cash equivalents	165	7,248	138	6,050
Short-term investments	12	540	15	652
Trade and other receivables – net	215	9,445	214	9,361
Derivative financial assets	8	366	—	5

Total current financial assets	400	17,599	367	16,068

Total Financial Assets	402	17,682	374	16,368

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	906	39,806	782	34,244
Derivative financial liabilities	51	2,235	82	3,604

Total noncurrent financial liabilities	957	42,041	864	37,848

Current Financial Liabilities
Accounts payable	198	8,688	169	7,415
Accrued expenses and other current liabilities	129	5,677	143	6,267
Derivative financial liabilities	21	924	—	—
Current portion of interest-bearing financial liabilities	349	15,328	103	4,537

Total current financial liabilities	697	30,617	415	18,219

Total Financial Liabilities	1,654	72,658	1,279	56,067

(1)

The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php43.92 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2011.

(2)

The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php43.81 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2010.

As at March 21, 2012, the Philippine peso-U.S. dollar exchange rate was Php43.05 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php1,089 million as at December 31, 2011.

Approximately 47% and 43% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2011 and 2010, respectively. Consolidated foreign currency-denominated debt decreased to Php53,329 million as at December 31, 2011 from Php38,414 million as at December 31, 2010. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts were US$262 million as at December 31, 2011 and 2010. Consequently, the unhedged portion of our consolidated debt amounts was approximately 37% (or 30%, net of our consolidated U.S. dollar cash balances) and 30% (or 23%, net of our consolidated U.S. dollar cash balances) as at December 31, 2011 and 2010, respectively.

Approximately, 30% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2011 as compared with approximately 30% and 32% for the years ended December 31, 2010 and 2009, respectively. Our consolidated expenses were denominated in U.S. dollars and/or were linked to U.S. dollars was approximately 17% for the year ended December 31, 2011 as compared with approximately 19% and 20% for the years ended December 31, 2010 and 2009, respectively. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues and expenses, and consequently, our cash flow from operations in terms of Philippine peso.

The Philippine peso had depreciated by 0.25% against the U.S. dollar to Php43.92 to US$1.00 as at December 31, 2011 from Php43.81 to US$1.00 as at December 31, 2010. As at December 31, 2010, the Philippine peso had appreciated by 5.64% against the U.S. dollar to Php43.81 to US$1.00 from Php46.43 to US$1.00 as at December 31, 2009. As a result of our consolidated foreign exchange movements as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php744 million for the year ended December 31, 2011, while we recognized net consolidated foreign exchange gains of Php1,807 million and Php909 million for the years ended December 31, 2010 and 2009, respectively. See Note 4 – Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until our next reporting date of December 31, 2012. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 5.05% as compared to the exchange rate of Php43.92 to US$1.00 as at December 31, 2011. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 5.05% as at December 31, 2011, with all other variables held constant, profit after tax for the year end 2011 would have been approximately Php1,630 million higher/lower and our consolidated stockholders’ equity as at year end 2011 would have been approximately Php1,609 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 5.27% as at December 31, 2010, with all other variables held constant, profit after tax for the year 2010 would have been approximately Php1,099 million higher/lower and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php1,089 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2011 and 2010. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2011

	In U.S. Dollars							Discount/ Debt Issuance	Carrying	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Cost In Php	Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities
Philippine Peso	8	4	—	—	—	12	508	—	508	12	516
Interest rate	6.8750%	7.0000%	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	14	—	—	—	—	14	626	—	626	14	626
Interest rate	0.0100% to 0.7663%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	66	—	—	—	—	66	2,886	—	2,886	66	2,886
Interest rate	0.0100% to 3.1500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	5	—	—	—	—	5	218	—	218	5	218
Interest rate	0.0100% to 2.0000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	133	—	—	—	—	133	5,824	—	5,824	133	5,824
Interest rate	0.2500% to 1.7000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	810	—	—	—	—	810	35,596	—	35,596	810	35,596
Interest rate	1.0000% to 4.8750%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	12	—	—	—	—	12	540	—	540	12	540
Interest rate	3.1020%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	18	—	18	—	18
Interest rate	3.5000%	—	—	—	—	—	—	—	—	—	—

	1,048	4	—	—	—	1,052	46,216	—	46,216	1,052	46,224

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	146	—	—	—	234	380	16,691	124	16,567	427	18,740
Interest rate	11.3750%	—	—	—	8.3500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	—	53	302	28	21	404	17,738	1,900	15,838	359	15,770
Interest rate	—	2.9900% to 3.9550%	2.2500% to 3.9550%	2.9900% to 3.9550%	3.9550%	—	—	—	—	—	—
Philippine Peso	121	137	122	590	187	1,157	50,818	38	50,780	1,194	52,454
Interest rate	5.6250% to 6.5708%	5.4692% to 8.4346%	5.4692% to 9.1038%	5.4962% to 9.1038%	5.4963% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	11	242	73	94	58	478	20,996	71	20,925	476	20,925
Interest rate	US$ LIBOR + 0.7500%	US$ LIBOR + 0.3000% to 1.8500%	US$ LIBOR + 0.3000% to 1.8500%	US$ LIBOR + 0.3000% to 1.8000%	US$ LIBOR + 0.3000% to 1.8000%	—	—	—	—	—	—
Philippine Peso	1	147	20	61	—	229	10,059	3	10,056	229	10,056
Interest rate	PDST-F + 1.3750%	PDST-F + 0.3000%	PDST-F + 0.3000%	BSP overnight rate + 30 bps to 50 bps	—	—	—	—	—	—	—
Short-term Debt
Notes Payable
U.S. Dollar	35	—	—	—	—	35	1,537	—	1,537	35	1,537
Interest rate	Bank’s prime rate	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,572	—	1,572	36	1,572
Interest rate	4.0000%	—	—	—	—	—	—	—	—	—	—

	350	579	517	773	500	2,719	119,411	2,136	117,275	2,756	121,054

As at December 31, 2010

	In U.S. Dollars							Discount/ Debt Issuance	Carrying	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Cost In Php	Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities
Philippine Peso	—	—	8	3	—	11	484	—	484	11	502
Interest rate	—	—	6.8750%	7.0000%	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	11	—	—	—	—	11	474	—	474	11	474
Interest rate	0.0025% to 0.7840%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	31	—	—	—	—	31	1,362	—	1,362	31	1,362
Interest rate	0.0625% to 2.9000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	3	—	—	—	—	3	118	—	118	3	118
Interest rate	0.0100% to 2.4000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	110	—	—	—	—	110	4,813	—	4,813	110	4,813
Interest rate	0.1000% to 1.7000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	661	—	—	—	—	661	28,959	—	28,959	661	28,959
Interest rate	1.0000% to 4.8100%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	15	—	—	—	—	15	652	—	652	15	652
Interest rate	1.9000% to 10.672%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	17	—	17	—	17
Interest rate	3.2500%	—	—	—	—	—	—	—	—	—	—

	831	—	8	3	—	842	36,879	—	36,879	842	36,897

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	146	—	—	234	380	16,650	200	16,450	440	19,274
Interest rate	—	11.3750%	—	—	8.3500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	9	29	15	295	—	348	15,264	2,586	12,678	276	12,120
Interest rate	4.7000%	2.9900% to 3.7900%	2.9900% to 3.7900%	2.2500% to 2.9900%	—	—	—	—	—	—	—
Philippine Peso	68	146	121	339	195	869	38,066	74	37,992	961	42,091
Interest rate	6.0323% to 8.7792%	5.6250% to 8.4346%	6.5000% to 8.4346%	6.5000% to 9.1038%	6.5000% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	6	148	45	15	—	214	9,357	71	9,286	212	9,286
Interest rate	US$ LIBOR + 0.8150%	Swap rate + 2.7900%; US$ LIBOR + 0.4200% to 1.8500%	Swap rate + 2.7900%; US$ LIBOR + 0.4200% to 1.8500%	Swap rate + 2.7900%; US$ LIBOR + 1.3500% to 1.8500%	—	—	—	—	—	—	—
Philippine Peso	58	150	74	20	—	302	13,253	13	13,240	302	13,240
Interest rate	PDST-F + 0.3000% to 1.2500%	PDST-F + 0.3000% to 1.3750%; AUB’s prime rate	PDST-F + 0.3000%	PDST-F + 0.3000%	—	—	—	—	—	—	—

	141	619	255	669	429	2,113	92,590	2,944	89,646	2,191	96,011

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of December 31, 2012. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 100 basis points higher/lower, respectively, as compared to levels as at December 31, 2011. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2011, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2011 would have been approximately Php25 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 100 basis points higher/lower as compared to market levels as at December 31, 2011, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2011 would have been approximately Php317 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If U.S. dollar interest rates had been 15 basis points higher/lower as compared to market levels as at December 31, 2010, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php56 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 220 basis points higher/lower as compared to market levels as at December 31, 2010, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php785 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments as at December 31, 2011 and 2010:

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2011	2010	2011	2010
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	1,165	1,000	1,152	999
Cash and cash equivalents	46,057	36,678	45,483	36,458
Short-term investments	24	152	24	152
Foreign administrations	4,762	4,321	4,693	4,277
Retail subscribers	4,038	3,872	3,975	3,799
Corporate subscribers	2,708	2,042	2,495	1,918
Domestic carriers	1,212	1,453	1,212	1,453
Dealers, agents and others	3,525	4,740	3,497	4,740
HTM investments:
Investment in debt securities	508	484	508	484
Available-for-sale financial assets	7,181	147	7,181	147
Financial instruments at FVPL:
Short-term investments	534	517	534	517
Long-term currency swap	356	178	356	178
Bifurcated embedded derivatives	—	5	—	5
Derivatives used for hedging:
Forward foreign exchange contracts	10	—	10	—

Total	72,080	55,589	71,120	55,127

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.
(2)	Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2011 and 2010:

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2011
Loans and receivables:
Advances and other noncurrent assets	1,165	1,128	37	—	—
Cash and cash equivalents	46,057	44,885	1,172	—	—
Short-term investments	24	24	—	—	—
Retail subscribers	11,302	1,449	1,050	1,539	7,264
Corporate subscribers	9,200	974	375	1,359	6,492
Foreign administrations	4,961	1,309	1,242	2,211	199
Domestic carriers	1,323	215	24	973	111
Dealers, agents and others	4,231	1,705	1,217	603	706
HTM investments:
Investment in debt securities	508	508	—	—	—
Available-for-sale financial assets	7,181	150	7,031	—	—
Financial instruments at FVPL(3):
Short-term investments	534	534	—	—	—
Long-term currency swap	356	356	—	—	—
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	—	—	—

Total	86,852	53,247	12,148	6,685	14,772

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)

December 31, 2010
Loans and receivables:
Advances and other noncurrent assets	1,000	951	49	—	—
Cash and cash equivalents	36,678	35,368	1,310	—	—
Short-term investments	152	152	—	—	—
Retail subscribers	8,917	946	926	2,000	5,045
Corporate subscribers	7,998	393	612	1,037	5,956
Foreign administrations	4,479	1,756	699	1,866	158
Domestic carriers	1,591	191	23	1,239	138
Dealers, agents and others	5,273	2,599	2,013	128	533
HTM investments:
Investment in debt securities	484	484	—	—	—
Available-for-sale financial assets	147	108	39	—	—
Financial instruments at FVPL(3):
Short-term investments	517	517	—	—	—
Long-term currency swap	178	178	—	—	—
Bifurcated embedded derivatives	5	5	—	—	—

Total	67,419	43,648	5,671	6,270	11,830

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

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2011 and 2010 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
		(in million pesos)
December 31, 2011
Loans and receivables:
Advances and other noncurrent assets	1,165	1,165	—	—	—	—
Cash and cash equivalents	46,057	46,057	—	—	—	—
Short-term investments	24	24	—	—	—	—
Retail subscribers	11,302	2,499	1,202	226	111	7,264
Corporate subscribers	9,200	1,349	706	263	390	6,492
Foreign administrations	4,961	2,551	897	282	1,032	199
Domestic carriers	1,323	239	100	98	775	111
Dealers, agents and others	4,231	2,922	182	199	222	706
HTM investments:
Investment in debt securities	508	508	—	—	—	—
Available-for-sale financial assets	7,181	7,181	—	—	—	—
Financial instruments at FVPL:
Short-term investments	534	534	—	—	—	—
Long-term currency swap	356	356	—	—	—	—
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	—	—	—	—

Total	86,852	65,395	3,087	1,068	2,530	14,772

December 31, 2010
Loans and receivables:
Advances and other noncurrent assets	1,000	1,000	—	—	—	—
Cash and cash equivalents	36,678	36,678	—	—	—	—
Short-term investments	152	152	—	—	—	—
Retail subscribers	8,917	1,872	1,387	150	463	5,045
Corporate subscribers	7,998	1,005	642	159	236	5,956
Foreign administrations	4,479	2,455	616	393	857	158
Domestic carriers	1,591	214	165	182	892	138
Dealers, agents and others	5,273	4,612	21	20	87	533
HTM investments:
Investment in debt securities	484	484	—	—	—	—
Available-for-sale financial assets	147	147	—	—	—	—
Financial instruments at FVPL:
Short-term investments	517	517	—	—	—	—
Long-term currency swap	178	178	—	—	—	—
Bifurcated embedded derivatives	5	5	—	—	—	—

Total	67,419	49,319	2,831	904	2,535	11,830

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

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. According to the share buyback program, as at December 31, 2011, we acquired a total of approximately 2.72 million shares of PLDT’s common stock for a total consideration of Php6,505 million, representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share. See Note 8 – Earnings Per Common Share and Note 19 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable). Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2011 and 2010:

	2011	2010
	(in million pesos)
Long-term debt, including current portion (Note 20)	114,166	89,646
Notes payable (Note 20)	3,109	—

Total consolidated debt	117,275	89,646
Cash and cash equivalents (Note 15)	(46,057)	(36,678)
Short-term investments	(558)	(669)

Net consolidated debt	70,660	52,299

Equity attributable to equity holders of PLDT	151,833	97,069

Net consolidated debt to equity ratio	47%	54%

28.	Cash Flow Information

The table below shows non-cash activities for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(in million pesos)
Issuance of shares for the acquisition of Digitel	64,492	—	—
Put option liability for the mandatory tender offer (Notes 13 and 23)	4,940	—	—
Recognition of asset retirement obligations (Note 21)	29	49	17
Transfer of Meralco shares to Beacon (Note 10)	—	15,083	—
Conversion of preferred stock subject to mandatory redemption	—	—	9

Item 19.	Exhibits

See Item 18 above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

1(a).	Articles of Incorporation (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1(b).	By-Laws (as amended on August 3, 2010) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 29, 2011)

2.	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4.	Material Contracts

6.	Computation of Earnings Per Share

7.	Calculation of Ratio of Earnings to Fixed Charges

8.	Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 28, 2012

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:	/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal
Services Head and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Articles of Incorporation (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

1(b)	Amended By-Laws (as amended on August 3, 2010)

2	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4(a)	Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation (incorporated by reference to PLDT’s Form 6-K for the month of September 1999)

4(b)	Executive Stock Option Plan (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(c)	Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between PCEV, PCEV (Cayman) Limited, PLDT, The Chase Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(d)	The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and NTT DOCOMO (incorporated by reference to Schedule 13D/A (Amendment No.2) as filed with the United States Securities and Exchange Commission by Nippon Telegraph and Telephone Corporation and NTT Communications Corporation on January 31, 2006)

4(e)	The Sale and Purchase Agreement, dated March 29, 2011, entered into by and among PLDT, JG Summit Holdings, Inc., Express Holdings, Inc., Solid Finance (Holdings) Limited and Mrs. Elizabeth Yu Gokongwei

6	Computation of Earnings Per Share

7	Calculation of Ratio of Earnings to Fixed Charges

8	Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act