Form 20-F
period 2012-12-31
PHILIPPINE LONG DISTANCE TELEPHONE CO
filed 2013-03-27
CIK 78150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – Date of event requiring this shell company report

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

As at December 31, 2012:
216,055,775 shares of Common Capital Stock, Par Value Five Philippine Pesos Per Share
36,002,970 shares of Non-voting Preferred Stock, Par Value Ten Philippine Pesos Per Share
150,000,000 shares of Voting Preferred Stock, Par Value One Philippine Peso Per Share

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

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

Unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18 for a list of these subsidiaries, including a description of their respective principal business activities).

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the “Philippines” contained in this report mean the Republic of the Philippines and all references to the “U.S.” or the “United States” are to the United States of America.

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States, all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan, and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was Php41.08 to US$1.00 on December 31, 2012. On March 22, 2013, the volume weighted average exchange rate quoted was Php40.82 to US$1.00.

In this annual report, each reference to:

•	3rd Brand means 3rd Brand Pte. Ltd., an 85.0%-owned subsidiary of SHPL;

•	ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, a wholly-owned subsidiary of PLDT;

•	ADRs means American Depositary Receipts;

•	ADSs means American Depositary Shares;

•	AIL means ACeS International Limited, a 36.99%-owned associate of ACeS Philippines;

•	Airborne Access means Airborne Access Corporation, a 99.4%-owned subsidiary of SBI;

•	AGS means ABM Global Solutions, Inc. and subsidiaries, or AGS Group, a 99.2%-owned subsidiary of ePLDT;

•	ARPU means average revenue per user;

•	BayanTel means Bayan Telecommunications, Inc.;

•	BCC means Bonifacio Communications Corporation, a 75.0%-owned subsidiary of PLDT;

•	Beacon means Beacon Electric Asset Holdings, Inc., 50.0%-owned by PCEV;

•	BIR means Bureau of Internal Revenue;

•	BPO means business process outsourcing;

•	BSP means Bangko Sentral ng Pilipinas;

•	BTS means base transceiver station;

•	CBA means collective bargaining agreement;

•	CEO means chief executive officer;

•	CG means Corporate Governance;

•	CG Manual means PLDT Manual on Corporate Governance;

•	CGO means Corporate Governance Office;

•	Chikka means Chikka Holdings Limited, a wholly-owned subsidiary of Smart;

•	ClarkTel means PLDT Clark Telecom, Inc., a wholly-owned subsidiary of PLDT;

•	CMTS means cellular mobile telephone system;

•	Code of Ethics means PLDT’s Code of Business Conduct and Ethics;

•	CPCN means Certificate of Public Convenience and Necessity;

•	CSRs means customer service representatives;

•	CURE means Connectivity Unlimited Resource Enterprise, Inc., a wholly-owned subsidiary of FHI;

•	CyMed means CyMed, Inc., a wholly-owned subsidiary of SPi;

•	DFON means domestic fiber optic network;

•	Digitel means Digital Telecommunications Philippines, Inc., a 99.5%-owned subsidiary of PLDT;

•	DITSI means Digitel Information Technology Services, Inc., a wholly-owned subsidiary of Digitel;

•	DMPI means Digitel Mobile Philippines, Inc., a wholly-owned subsidiary of Digitel, that owns the Sun Cellular business;

•	DSL means digital subscriber line;

•	ECC means the Executive Compensation Committee;

•	ePLDT means ePLDT, Inc., a wholly-owned subsidiary of PLDT;

•	FECL means Far East Capital Limited, a wholly-owned subsidiary of Smart;

•	First Pacific means First Pacific Company Limited;

•	First Pacific Group means First Pacific and its Philippine affiliates;

•	FHI means Francom Holdings, Inc., a wholly-owned subsidiary of Smart;

•	FPHC means First Philippine Pacific Holdings Corporation;

•	FPUC means First Philippine Utilities Corporation;

•	GAAP means generally accepted accounting principles;

•	Globe means Globe Telecom, Inc.;

•	GNC means the Governance and Nomination Committee;

•	GSM means global system for mobile communications;

•	HB means House Bill;

•	I-Contacts means I-Contacts Corporation, a wholly-owned subsidiary of Smart;

•	ICT means information and communications technology;

•	IFRS means International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	Infocom means Infocom Technologies, Inc., a 99.6%-owned subsidiary of SPi Global;

•	IP means internet protocol;

•	IPCDSI means IP Converge Data Services, Inc., a wholly-owned subsidiary of ePLDT;

•	ISP means internet service providers;

•	Laguna Medical means Laguna Medical Systems, Inc., a wholly-owned subsidiary of SPi;

•	Laserwords means Laserwords Private Ltd., a wholly-owned subsidiary of SPi;

•	LEC means local exchange carrier;

•	LTIP means long-term incentive plan;

•	MIC means Mabuhay Investment Corporation (formerly Mabuhay Satellite Corporation), a 67.0%-owned subsidiary of PLDT;

•	Maratel means PLDT-Maratel, Inc., a 97.8%-owned subsidiary of PLDT;

•	MediaQuest means MediaQuest Holdings, Inc., a wholly-owned entity of the PLDT Beneficial Trust Fund;

•	Meralco means Manila Electric Company;

•	MPIC means Metro Pacific Investments Corporation, a subsidiary of First Pacific;

•	MPRI means Metro Pacific Resources, Inc.;

•	netGames means netGames, Inc., a 57.5%-owned subsidiary of ePLDT;

•	NGN means Next Generation Network;

•	NTC means the National Telecommunications Commission of the Philippines;

•	NTT means Nippon Telegraph and Telephone Corporation;

•	NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;

•	NTT DOCOMO means NTT DOCOMO, Inc., a majority-owned and publicly traded subsidiary of NTT;

•	NTTC-UK means NTT Communications Capital (UK) Ltd., a wholly-owned subsidiary of NTT Communications;

•	NYSE means New York Stock Exchange;

•	PAPTELCO means Philippine Association of Private Telephone Companies, Inc.;

•	PCD means PCD Nominee Corporation;

•	PCEV means PLDT Communications and Energy Ventures, Inc., a 99.8%-owned subsidiary of Smart;

•	PDRs means Philippine Depository Receipts;

•	PDSI means Primeworld Digital Systems, Inc., a wholly-owned subsidiary of Smart;

•	PFRS means Philippine Financial Reporting Standards;

•	PGCI means Philippine Global Communications, Inc.;

•	PGNL means Pilipinas Global Network Limited, a majority-owned subsidiary of PLDT;

•	PHC means PH Communications Holdings Corporation, a wholly-owned subsidiary of Smart;

•	Philcom means PLDT-Philcom, Inc., a wholly-owned subsidiary of PLDT;

•	Philippine SEC means the Philippine Securities and Exchange Commission;

•	PLDT Beneficial Trust Fund means the beneficial trust fund created by PLDT to pay the benefits under the PLDT Employees’ Benefit Plan;

•	PLDT Global means PLDT Global Corporation, a wholly-owned subsidiary of PLDT;

•	PLP means PLDT Landline Plus;

•	PSE means the Philippine Stock Exchange, Inc.;

•	PTIC means Philippine Telecommunications Investment Corporation;

•	SBI means SmartBroadband, Inc., a wholly-owned subsidiary of Smart;

•	SHPL means Smarthub Pte. Ltd., a wholly-owned subsidiary of Smart;

•	SGIL means SPi Global Investment Ltd., a wholly-owned subsidiary of SPi;

•	SGP means SmartConnect Global Pte. Ltd., a wholly-owned subsidiary of SHPL;

•	SHI means Smarthub, Inc., a wholly-owned subsidiary of Smart;

•	SIM means subscriber identification module;

•	Smart means Smart Communications, Inc., a wholly-owned subsidiary of PLDT;

•	SMHC means Smart Money Holdings Corporation, a wholly-owned subsidiary of Smart;

•	SMI means Smart Money, Inc., a wholly-owned subsidiary of SMHC;

•	SMS means short messaging service;

•	SNMI means Smart-NTT Multimedia, Inc., a wholly-owned subsidiary of PLDT;

•	SPi means SPi Technologies, Inc., a wholly-owned subsidiary of SPi Global;

•	SPi CRM means SPi CRM Inc., a wholly-owned subsidiary of SPi Global;

•	SPi Group means SPi and its subsidiaries;

•	SPi Global means SPi Global Holdings, Inc., a wholly-owned subsidiary of PLDT;

•	Springfield means Springfield Service Corporation, a wholly-owned subsidiary of SPi;

•	SRC means the Securities Regulation Code of the Philippines;

•	SRF means supervision and regulation fees;

•	SubicTel means PLDT Subic Telecom, Inc., a wholly-owned subsidiary of PLDT;

•	TSC means the Technology Strategy Committee;

•	U.S. SEC means the United States Securities and Exchange Commission;

•	VAS means value-added service;

•	VAT means value-added tax;

•	VoIP means voice over internet protocol;

•	WAP means wireless application protocol;

•	WCI means Wireless Card, Inc., a wholly-owned subsidiary of Smart;

•	W-CDMA means wideband-code division multiple access;

•	WiMax means Worldwide Interoperability for Microwave Access; and

•	Wolfpac means Wolfpac Mobile, Inc., a wholly-owned subsidiary of Smart.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012, included in Item 18 of this annual report on Form 20-F have been prepared in conformity with IFRS.

In accordance with rule amendments adopted by the U.S. SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP.

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. We adjusted the comparative consolidated income statements for the years ended December 31, 2008 to 2011 to present the results of operations of our BPO business as discontinued operations. See Item 4. “Information on the Company – Recent Developments”, Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations to the accompanying audited consolidated financial statements in Item 18 for a further discussion of the classification of the BPO segment as an asset held-for-sale.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

Adjusted EBITDA

Adjusted EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses). Adjusted EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector. We also present Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported Adjusted EBITDA as a supplement to financial measures in accordance with IFRS or United States GAAP. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS. Unlike net income, Adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA. Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

A reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2012, 2011 and 2010 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to non-controlling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. Core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with IFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other nonrecurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. A reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2012, 2011 and 2010 is presented in Item 5. “Operating and Financial Review and Prospects – Management’s Financial Review” and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18.

Selected Financial Data

The selected consolidated financial information below as at December 31, 2012 and 2011 and for the financial years ended December 31, 2012, 2011 and 2010, should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, and the accompanying notes, included elsewhere in Item 18 of this annual report on Form 20-F. As disclosed under “Presentation of Financial Information,” our consolidated financial statements as at and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 have been prepared and presented in conformity with IFRS.

	2012(1)		2012(2)	2011(3)	2010	2009	2008
	(in millions, except earnings per common share amounts, weighted average number of common shares, ratio of earnings to fixed charges and dividends declared per common share amounts)
Statements of Operating Data(4):
Revenues	US$	4,202	Php172,626	Php156,603	Php158,387	Php162,023	Php160,492
Service revenues		4,122	169,331	153,958	156,170	159,597	157,528
Continuing operations		3,899	160,189	145,834	148,597	151,706	149,334
Discontinued operations		223	9,142	8,124	7,573	7,891	8,194
Non-service revenues – continuing operations		80	3,295	2,645	2,217	2,426	2,964
Expenses(3)		3,218	132,185	113,382	102,831	104,141	100,441
Continuing operations		3,019	124,023	106,102	94,676	96,171	90,993
Discontinued operations		199	8,162	7,280	8,155	7,970	9,448
Net income (loss) for the year		862	35,401	31,637	40,259	40,095	34,976
Continuing operations		846	34,741	30,806	40,744	40,676	36,893
Discontinued operations		16	660	831	(485)	(581)	(1,917)
Earnings per common share for the year attributable to equity holders of PLDT
Basic		3.99	163.86	163.24	212.85	210.38	179.96
Diluted		3.99	163.86	163.10	212.85	210.36	179.95
Earnings per common share from continuing operations for the year attributable to equity holders of PLDT
Basic		3.91	160.80	158.90	215.45	213.49	190.15
Diluted		3.91	160.80	158.77	215.45	213.47	190.14
Balance Sheets Data(5):
Cash and cash equivalents		905	37,161	46,057	36,678	38,319	33,684
Total assets		9,992	410,468	399,822	277,815	280,148	252,558
Total long-term debt – net of current portion		2,503	102,811	91,273	75,879	86,066	58,899
Total debt(6)		2,819	115,792	117,275	89,646	98,729	73,911
Total liabilities		6,359	261,226	247,603	180,430	181,023	145,589
Total equity attributable to equity holders of PLDT		3,629	149,060	151,833	97,069	98,575	105,531
Weighted average number of common shares for the year (in thousands)		—	216,055	191,369	186,790	186,916	188,163
Other Data:
Depreciation and amortization		799	32,820	27,957	26,277	25,607	24,709
Continuing operations		788	32,354	27,539	25,881	25,159	24,151
Discontinued operations		11	466	418	396	448	558
Ratio of earnings to fixed charges(7)		5.3x	5.3x	6.0x	7.0x	7.4x	7.4x
Net cash provided by operating activities		1,956	80,370	79,209	77,260	74,386	78,302
Net cash used in investing activities		951	39,058	29,712	23,283	49,132	17,014
Net cash used in financing activities		1,184	48,628	40,204	55,322	20,293	45,464
Dividends declared to common shareholders		899	36,946	41,460	40,909	38,758	36,578
Dividends declared per common share		4.16	171.00	222.00	219.00	207.00	194.00

(1)

We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2012, has been converted into U.S. dollars at the exchange rate of Php41.08 to US$1.00, the rate quoted through the Philippine Dealing System as at December 31, 2012. This conversion should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2)	Includes the Digitel Group’s results of operations for the full year 2012.
(3)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011 and consolidated financial position as at December 31, 2011.
(4)

The 2008 to 2011 results have been restated to reflect the discontinued operations of the BPO, segment. See “Presentation of Financial Information” section, Item 4. “Information on the Company – Recent Developments”, Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations to the accompanying audited consolidated financial statements in Item 18 for a further discussion of the classification of the BPO segment as an asset held-for-sale.

(5)	The December 31, 2011 comparative information was restated to reflect the adjustment to the provisional amounts used in the purchase price allocation in relation to the acquisition of Digitel.
(6)	Total debt represents the sum of (i) current portion of long-term debt; (ii) long-term debt – net of current portion; and (iii) notes payable.
(7)

For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest; (2) preference security dividend requirements of consolidated subsidiaries; and (3) the noncontrolling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

“Fixed charges” consist of interest expense and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

Capital Stock

The following table summarizes PLDT’s capital stock issued as at December 31, 2012 and 2011:

	December 31,
	2012		2011
	(in millions)
Serial Preferred Stock
10% Cumulative Convertible Preferred Stock
A to II	Php	—	Php	4,059
Series IV Cumulative Non-convertible Redeemable Preferred Stock		360		360
Voting Preferred Stock		150		—

	Php	510	Php	4,419

Common Stock	Php	1,080	Php	1,072

Dividends Declared

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2010, 2011 and 2012:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in pesos)	(in million)
2010	August 3, 2010	August 19, 2010	September 21, 2010	78	Php	14,570
2010	March 1, 2011	March 16, 2011	April 19, 2011	78		14,567
2010	March 1, 2011	March 16, 2011	April 19, 2011	66		12,326

				222		41,463

2011	August 2, 2011	August 31, 2011	September 27, 2011	78		14,567
2011	March 6, 2012	March 20, 2012	April 20, 2012	63		13,611
2011	March 6, 2012	March 20, 2012	April 20, 2012	48		10,371

				189		38,549

2012	August 7, 2012	August 31, 2012	September 28, 2012	60		12,964
2012	March 5, 2013	March 19, 2013	April 18, 2013	60		12,963
2012	March 5, 2013	March 19, 2013	April 18, 2013	52		11,235

				172	Php	37,162

Our current dividend policy is to pay out 70% of our core earnings per share taking into consideration the interest of our shareholders as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. However, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends up to the 30% balance of our core earnings or share buybacks. We were able to declare dividend payouts of approximately 100% of our core earnings for the six consecutive years from 2007 to 2012. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, which acts as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar dividends abroad, net of any applicable withholding tax.

Dividends Paid

The following table shows a summary of dividends paid per share of PLDT’s common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars

2008	194.00	4.47
Regular Dividend – April 21, 2008	68.00	1.62
Regular Dividend – September 22, 2008	70.00	1.51
Special Dividend – April 21, 2008	56.00	1.34
2009	207.00	4.30
Regular Dividend – April 21, 2009	70.00	1.45
Regular Dividend – September 22, 2009	77.00	1.62
Special Dividend – April 21, 2009	60.00	1.24
2010	219.00	4.95
Regular Dividend – April 20, 2010	76.00	1.71
Regular Dividend – September 21, 2010	78.00	1.78
Special Dividend – April 20, 2010	65.00	1.46
2011	222.00	5.10
Regular Dividend – April 19, 2011	78.00	1.80
Regular Dividend – September 27, 2011	78.00	1.78
Special Dividend – April 19,2011	66.00	1.52
2012	171.00	4.04
Regular Dividend – April 20, 2012	63.00	1.48
Regular Dividend – September 28, 2012	60.00	1.44
Special Dividend – April 20,2012	48.00	1.12

Dividends on PLDT’s common stock were declared and paid in Philippine pesos. For the convenience of the reader, the Philippine peso dividends are converted into U.S. dollars based on the Philippine Dealing System Reference Rate on the respective dates of dividend payments.

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

The following table shows the exchange rates between the Philippine peso and the U.S. dollar, expressed in Philippine pesos per U.S. dollar, for the periods indicated, based on the volume-weighted average exchange rate for each business day in each of the periods presented:

	Year Ended December 31,
	Period End		Average(1)		High(2)		Low(3)

2008	Php	47.65	Php	44.71	Php	40.36	Php	49.98
2009		46.43		47.82		45.95		49.06
2010		43.81		45.10		42.52		46.98
2011		43.92		43.28		41.96		44.59
2012		41.08		42.14		40.86		44.25
2013 (through March 22, 2013)		40.82		40.69		40.57		40.90

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.
(2)	Highest exchange rate for the period.
(3)	Lowest exchange rate for the period.

	Month
	Period End		Average(1)		High(2)		Low(3)
2012
September	Php	41.74	Php	41.73	Php	41.45	Php	42.03
October		41.21		41.43		41.21		41.82
November		40.89		41.11		40.88		41.32
December		41.08		41.02		40.86		41.19
2013
January		40.67		40.71		40.57		40.90
February		40.66		40.67		40.60		40.74
March (through March 22, 2013)		40.82		40.70		40.59		40.82

Source: Philippine Dealing System Reference Rate

(1)	Calculated by using the average of the exchange rates during the month.
(2)	Highest exchange rate for the month.
(3)	Lowest exchange rate for the month.

This report contains conversions of Philippine peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the Philippine Dealing System Reference Rate as at December 31, 2012 of Php41.08 to US$1.00. You should not assume that such Philippine peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As at March 22, 2013, the exchange rate quoted through the Philippine Dealing System was Php40.82 to US$1.00. Unless otherwise specified, the weighted average exchange rate of the Philippine peso to the U.S. dollar for a given year used in the following discussions in this report was calculated using the average of the daily exchange rates quoted through the Philippine Dealing System during the year.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should carefully consider all of the information in this annual report, including the risks and uncertainties described below. If any of the following risks actually occurs, it could have a material adverse effect on our business, financial condition or results of operations and the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Relating to Us

We face competition from well-established telecommunications operators and may face competition from new entrants, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

In 1993, the Philippine government liberalized the Philippine telecommunications industry and opened the Philippine telecommunications market to new entrants. At present, following the acquisition of the Digitel Group by PLDT, the number of major players in the industry has been reduced to three major LECs, 8 international gateway facility, or IGF, providers and two major cellular operators in the country. Many entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technology and funding support, as well as service innovations and marketing strategies. We cannot assure you that the number of providers of telecommunications services will not increase in the future or that competition for customers will not cause our cellular and fixed line subscribers to switch to other operators, or otherwise cause us to increase our marketing expenditures or reduce our rates, resulting in a reduction in our profitability.

Competition in the cellular telecommunications industry is particularly intense, with network coverage, quality of service, product offerings, and price dictating subscriber preference. Recently, operators have grown more aggressive in maintaining and growing market share, especially in light of a maturing market. Our principal cellular competitor, Globe, has introduced aggressive marketing campaigns and promotions, such as unlimited voice and SMS offers. In the same way, Smart and DMPI are also continuously innovating their product and conducting promotions, which may affect its cellular revenue growth. Specifically, in response to the unlimited voice and text offers by Globe, Smart introduced promotions allowing Smart and Talk ‘N Text subscribers to avail of unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messages at a fixed rate. DMPI, on the other hand, strengthened its unlimited plans through improved handset bundle offerings. Due to competition from other well-established telecommunications operators, we cannot assure you that the additional marketing expenses incurred by us for these promotions, nor can we assure you that, in response to rate pressures from our competitors, the potential loss of customers, decrease in rates or the increase in capital expenditures required for our continued capacity expansion necessary to accommodate the continued increases expected in call and text volumes as a result of unlimited voice and text offers, will not have a material adverse effect on our business, results of operations, financial condition and prospects.

The cellular telecommunications industry may not continue to grow.

The majority of our total revenues are currently derived from the provision of cellular services to customers in the Philippines. As a result, we depend on the continued development and growth of this industry. The cellular penetration rate in the country, however, has already reached an estimated 105%, counting for multiple SIM card ownership, thus the industry may well be considered mature. Further growth of the market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices, the price levels of cellular handsets, consumer tastes and preferences and amount of disposable income of existing and potential subscribers. Any economic, technological or other developments resulting in a reduction in demand for cellular services or otherwise cause Philippine cellular telecommunications industry to stop growing or reduce the rate of its growth, could materially harm our business and prospects.

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

The continued high cellular penetration in the Philippines and the prevalence of SMS have negatively impacted our national long distance business in recent years. Moreover, net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries, which have been our predominant source of foreign currency revenues, have been declining in recent years. A continued decline in our foreign currency revenues could increase our exposure to risks from any possible future declines in the value of the Philippine peso against the U.S. dollar. As a result, we cannot assure you that we will be able to adequately increase our other revenues to make up for any adverse impact of a further decline in our net settlement payments. We cannot assure you that we can generate new revenue streams to fully offset the declines in our traditional fixed line long distance businesses, thus, our revenues and profitability could be materially reduced and our growth and prospects could suffer.

Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes, and laws relating to anti-competitive practices and monopoly.

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress. Additionally, PLDT operates pursuant to various provisional authorities and CPCNs, which have been granted by the NTC and will expire between now and 2028. See Item 4. “Information on the Company – Licenses and Regulations” for a description of our licenses. Some of PLDT’s CPCNs and provisional authorities have already expired. However, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decisions on these applications. Because PLDT filed the applications for extension on a timely basis, we expect that these applications will be granted. However, we cannot assure you that the NTC will grant these applications. Smart also operates its cellular, international long distance, national long distance and global mobile personal communications via satellite services as well as international private leased circuits pursuant to CPCNs, which will expire upon the expiration of its franchise. Smart’s franchise is due to expire on March 27, 2017, 25 years after the date on which its current franchise was granted. DMPI’s CPCN to operate and maintain a nationwide CMTS is for a period coterminous with the life of its existing franchise which is valid until December 11, 2027, 25 years after the date of its issuance.

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

The PLDT Group is also subject to a number of national and local taxes. We cannot assure you that the PLDT Group will not be subject to new and/or additional taxes and that the PLDT Group would be able to impose additional charges or fees on its customers to compensate for the imposition of such taxes. There are bills in the 15th Philippine Congress that propose to tax telecommunications services. HB No. 138 proposes to impose a 7% Computer Education Tax on receipts from cellular phone calls to be borne by cellular phone companies that will be used in the creation of a special computer literacy education fund for public schools. HB Nos. 1030 and 1279 propose to require cellular phone companies to set up local assembly and packaging plants for the manufacture of cellular phone units to give the government, by way of appropriate tax schemes, a share in the profits derived from the business. For more details on relevant proposed regulations affecting our business, see Item 4. “Information on the Company – Licenses and Regulations – Material Effects of Regulation on our Business”. If any of these bills are enacted into law, such legislation could materially reduce our profitability and have a material adverse effect on our results of operations and financial condition. We cannot assure you that the PLDT Group will be able to impose additional charges or fees on its customers to compensate for the imposition of such taxes or charges, or for the loss of fees and/or charges.

Moreover, as one of the leading telecommunications service providers in the Philippines for fixed line, cellular and broadband services, we are subject to laws and regulations relating to anti-competitive practices and anti-monopoly. For example, Section 700 of NTC Memorandum Circular No. 8-9-95 requires us to seek the approval of the NTC with respect to rates of non-deregulated services in order to ensure that a healthy competitive environment is fostered within the industry. Also, Article II, Section4 (g) of Republic Act, or R.A., No. 7925 makes it the policy of the government to pursue a fair and reasonable interconnection of authorized public network operators and other providers of telecommunications services in order to achieve a viable, efficient, reliable and universal telecommunications services. The executive branch of the government has also exhibited strong interest in enforcing anti-competitive and anti-monopolistic measures with the signing by the President of the Philippines of Executive Order, or E.O., No. 45 on June 9, 2011. E.O. No. 45 designated the Department of Justice, or the DOJ, as the Competition Authority and established the Office for Competition under it, to among others, investigate violations of competition laws and prosecute violators thereof. The DOJ’s Department Circular No. 11 implementing E.O. No. 45 took effect on March 1, 2013. While our business practices have not in the past been found to have violated any laws and regulations related to anti-competition and anti-monopoly, we cannot assure you that the relevant governmental regulators will not, in the future, find our business practices to have an anti-competitive effect on the Philippines telecommunications industry, nor can we assure you that we will not be found to have violated the relevant laws and regulations relating to anti-competition and anti-monopoly in the future. For example, prior to the acquisition of the Digitel Group, there were four major LECs (PLDT, Digitel, Innove and BayanTel) and three cellular service providers (Smart, DMPI and Globe) in the Philippines. On October 26, 2011, we completed the acquisition of the

Digitel Group, the operator of Sun Cellular, one of the two other major cellular service providers in the Philippines. As a result of the acquisition, the number of LECs and cellular service providers in the Philippines was reduced to three and two, respectively, leaving Globe as our sole major competitor in the cellular service market. In order to mitigate the apparent anti-competitive effect of the acquisition, we agreed, as part of the NTC’s decision to grant its consent for the acquisition, to divest ourselves of the frequency spectrum and associated licenses held by CURE, one of Smart’s subsidiaries. Any future expansion in our services, particularly in our cellular services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could harm our reputation and business, and which could have a material adverse effect on our growth and prospects. In addition, the occurrence of any such event could impose substantial costs or cause interruptions or considerable delays in the provision, development or expansion of our services. Delay or failure to receive any required franchises, licenses or regulatory approvals could result in the suspension of our services or abandonment of any planned expansions, thereby affecting our business, results of operations, financial condition and prospects.

The NTC may implement proposed changes in existing regulations and introduce new regulations, which may result in increased competition and/or changes in rates, each of which could have a material adverse effect on our revenues and profitability.

The NTC may regulate the rates and manner in which we operate and charge our customers. Examples of recent regulatory action affecting our business are provided below.

On July 23, 2009 the NTC issued Memorandum Circular No. 05-07-2009 mandating cellular operators, including Smart and DMPI, to bill subscribers on a maximum six-second per pulse basis instead of the previous per minute basis. The NTC granted Smart and DMPI the provisional authority to charge new rates for the CMTS service and also directed Smart and DMPI to implement a six-second per pulse billing scheme on December 5, 2009. The implementation of this billing scheme is now pending with the Philippine Supreme Court after Smart and CURE filed their petitions for review of the decision of the Court of Appeals on March 15, 2012 and March 12, 2012, respectively.

On October 24, 2011, the NTC issued Memorandum Circular No. 02-10-2011 directing the reduction of interconnection charges for SMS between two separate networks from Php0.35 to Php0.15 per SMS. The NTC has interpreted this circular to require a reduction in SMS charges charged to end users. Therefore, it initiated administrative cases against the mobile operators for the latter’s failure to implement reduced SMS charges.

The NTC may call on carriers, other industry players and the public in general to public hearings with respect to certain proposed regulations affecting the industry in general or solicit comments from said parties with respect to consultative documents issued by the NTC on major industry issues, like the August 2006 significant market power, or SMP, obligations, which were revived again during the pendency of PLDT’s acquisition of the Digitel Group in 2011. Under the said consultative documents, for example, certain obligations are proposed to be imposed on carriers with SMP by using a roadmap which consists of the following critical processes: (1) defining markets to be used as basis for regulatory intervention; (2) determining if one or several operators in the defined markets have the degree of market power that merit regulatory intervention; (3) identifying appropriate SMP obligations to achieve policy objectives; and (4) determining conditions that justify withdrawal of regulation.

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

A summary of the existing material regulations on our business is set forth in Item 4. “– Information on the Company – Material Effects of Regulation on our Business”. Due to the regulatory power of the NTC, as described above, we cannot assure you that the NTC will not impose changes to the current regulatory framework in the future, which could lead to increased competition or negatively affect the rates we can charge for our services. Any of these events could have a material adverse effect on our business, results of operations and prospects.

The franchise of Smart and DMPI may be revoked due to their failure to conduct a public offering of their shares.

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act of the Philippines, or R.A. 7925, requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges, representing at least 30% of its aggregate common shares within a period of five years from: (a) the date the law first becomes effective; or (b) the entity’s first start of commercial operations, whichever date is later. As of the latest practicable date, Smart and DMPI have yet to conduct a public offering of their shares. Consequently, the Philippine Congress may revoke the franchise of Smart and DMPI for their failure to comply with the requirement under R.A. 7925 on the public offering of their shares. A quo warranto case may also be filed against Smart and DMPI by the Office of the Solicitor General of the Philippines for the revocation of the respective franchises of Smart and DMPI on the ground of violation of R.A. 7925.

Although the position taken by Smart and DMPI is that such provision is merely directory and that the policy underlying the requirement for telecommunication entities to conduct a public offering should be deemed to have been achieved when PLDT acquired a 100% equity interest in Smart in 2000 and Digitel, which is now majority-owned by PLDT, owned 100% equity interest in DMPI, since PLDT was then and continues to be a publicly listed company, there can be no assurance that the Philippine Congress will agree with such position. In September 2004, Senate Bill No. 1675 was filed seeking to declare that a telecommunications entity shall be deemed to have complied with the requirement of making a public offering of its shares if two-thirds of its outstanding voting stock are owned and controlled directly or indirectly, by a listed company. However, we cannot assure you that such bill will be enacted or that the Philippine Congress will not revoke the franchise of Smart and DMPI or the Office of Solicitor General of the Philippines will not initiate a quo warranto proceeding against Smart and DMPI for the revocation of their respective franchises for failure to comply with the provision under R.A. 7925 on the public offering of shares, the occurrence of any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to effect the divestment of CURE in accordance with the terms of, or in a manner contemplated under the NTC’s approval of our acquisition of the Digitel Group, the NTC may revoke its approval of any relevant franchises, licenses or permits held by Smart, any of which could significantly disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects.

As part of the NTC’s decision to grant its consent to our acquisition of the Digitel Group, we agreed to divest ourselves of the frequency spectrum and associated franchises, licenses and permits held by CURE. Under the terms of the order issued by the NTC on October 26, 2011, (i) CURE must sell its Red Mobile business to Smart; and (ii) Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, certain frequency spectrum and related permits. For a detailed description of the divestment of CURE, see Item 4. “Information on the Company – Development Activities (2010-2012) – Divestment of CURE.”

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum cost recovery amount, or CRA, to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, and advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC. See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – Digitel’s Acquisition to the accompanying audited consolidated financial statements in Item 18 for further discussion.

However, we cannot assure you that we will be able to effect the divestment of CURE within the time or in a manner contemplated under the order issued by the NTC. If we fail to effect the divestment of CURE in accordance with the terms of, or in a manner contemplated under the NTC’s approval of our acquisition of the Digitel Group, the NTC may revoke its approval or any relevant franchises, licenses or permits held by Smart, any of which could significantly disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects.

Rapid changes in telecommunications technology may adversely affect the economics of our existing businesses and the value of our assets, increase our required capital expenditures and create new competition.

The global telecommunications industry has been characterized by rapid technological changes, and the Philippine market is not an exception. We cannot assure you that these developments will not result in competition from providers of new telecommunications services or the need to make substantial capital expenditures to transform our existing network infrastructure. Furthermore, the NTC has issued to Smart and our competitors licenses covering 3G cellular services, for which we have made significant investments in the rolling-out of these services. We are also continuing to upgrade our fixed-line network to a next generation, all-IP network and rolling out a wireless broadband network in order to expand our capability to provide broadband services, as well as upgrade and modernize our wireless cellular network in order to achieve greater operating and cost-efficiencies. However, these projects require and will continue to require significant capital expenditures over the next few years.

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

As part of our growth strategy and as growth slows or reverses in our traditional fixed line and cellular businesses, we make acquisitions and investments in companies or businesses to enter new businesses or defend our existing markets. Since 2010, we have made a number of significant acquisitions, investments in businesses within and ancillary to the telecommunications sector, including an investment in shares of Meralco through PCEV in 2010, the acquisition of the Digitel Group in 2011 and an investment in PDRs of MediaQuest, the ultimate parent company of Cignal TV, a direct-to-home pay-TV business, in 2012 and other smaller investments in various businesses. These acquisitions and investments are further discussed in Item 4. “– Information on the Company – Development Activities (2010-2012)”. The success of our acquisitions and investments depends on a number of factors, such as:

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

Any of these factors could give rise to delays or cost overruns in the installation of new facilities or equipment or could prevent us from properly maintaining the equipment used in our networks, and hence could affect our ability to maintain existing services and roll-out new services, for example, which could have a material adverse effect on our results of operations and financial condition.

Our businesses depend on the reliability of our network infrastructure which is subject to physical, technological and other risks.

We depend, to a significant degree, on an uninterrupted operation of our network to provide our services. We also depend on robust information technology systems to enable us to conduct our operations. The development and operation of telecommunications networks are subject to physical, technological and other risks, which may cause interruptions in service or reduced capacity for customers. These risks include but not limited to:

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

Over the years, our continued dependence on the latest digital technologies in conducting our operations exposes our business to risks associated with cyber incidents. These cyber incidents may range from unintentional events to deliberate attacks. These may be carried out by parties with the intention to bring about something as simple as plain disruption of our operations to something as destructive as breaching our network security. To date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in material impact on our operations or financial condition. However, some network attacks can cause our telecommunications services of internal systems to be unavailable. Others can disrupt our business communication, such as SPAM. Moreover, others can cause the disclosure of confidential information, such as brute force attack.

In order to minimize our exposure to cybersecurity risks, we have deployed a multi-layered defense from the network to the host and up to the application level, so that if one defensive measure fails, there are other defensive measures which will continue to provide protection. However, we cannot assure you that any of such defenses will be effective against or neutralize the effects of any cyber incidents resulting from unintentional cyber security breaches or deliberate attacks on our network infrastructure or computer systems, nor can we assure you that our business will not be significantly disrupted in the event of such security breach or attack. If we fail to timely and effectively prevent the occurrence of any such cybersecurity incidents, or fail to promptly rectify any such incidents, our business could be significantly disrupted, our results of operations could be materially and adversely affected, and the confidence of our stakeholders could be lost.

Our businesses require substantial capital investment, which we may not be able to finance.

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial ongoing capital investment. Our consolidated capital expenditures totaled Php36,396 million and Php31,207 million in 2012 and 2011, respectively. Our 2013 budget for consolidated capital expenditures is approximately Php29 billion, of which approximately Php13 billion is budgeted to be spent by Smart, approximately Php12 billion is budgeted to be spent by PLDT, approximately Php3 billion is budgeted to be spent by Digitel, and the balance represents the budgeted capital spending of our other subsidiaries. PLDT’s capital spending is intended principally to finance the continued build-out and upgrade of its broadband data and IP infrastructures and for its fixed line data services and the maintenance of its network. Smart’s capital spending is focused on building out its coverage, leveraging the capabilities of its newly modernized network, expanding its transmission network, increasing international bandwidth capacity and expanding its 3G and wireless broadband networks in order to enhance its data /broadband capabilities. Smart is also enhancing its network and platforms infrastructure and systems to support solutions deployment, campaign analytics and service delivery platform to enable customized and targeted services. Digitel’s capital spending is intended principally to finance its mainstream services and integration with the PLDT Group network of its core and transmission network to increase penetration, particularly in provincial areas to achieve greater business benefits from a closely synergized environment.

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

As at December 31, 2012, we had consolidated total indebtedness of Php115,792 million, or US$2,819 million, and a consolidated ratio of debt to equity of 0.8 times, calculated as total debt on a consolidated basis divided by total equity attributable to equity holders of PLDT. Our existing debt instruments contain covenants which, among other things, require PLDT to maintain certain financial ratios and other financial tests, calculated on the basis of PFRS on a consolidated and non-consolidated basis, and limit our ability to incur indebtedness. For a description of some of these covenants, see Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Financing Activities – Debt Covenants.”

Our indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences. For example, we may be required to dedicate a substantial portion of our cash flow to payments on our indebtedness, which could reduce the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements.

The principal factors that can negatively affect our ability to comply with the financial ratios and other financial tests under our debt instruments are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and our consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. Approximately 45% of our total consolidated debts were denominated in foreign currencies as at December 31, 2012, principally in U.S. dollars, many of these financial ratios and other tests are expected to be negatively affected by any weakening of the Philippine peso.

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

A substantial portion of our indebtedness, related interest expenses, our capital expenditures and a portion of our expenses are denominated in U.S. dollars and other foreign currencies, whereas most of our revenues are denominated in Philippine pesos. As at December 31, 2012, approximately 45% of our total consolidated indebtedness was foreign currency-denominated, of which approximately 38% of our total consolidated indebtedness was unhedged.

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

On the other hand, approximately 27% and 16% of the PLDT Group’s consolidated service revenues and expenses, respectively, are either denominated in U.S. dollars and/or are linked to the U.S. dollar. In this respect, an appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreases our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.

The Philippine peso has been subject to significant fluctuations in recent years. From 2003 to 2004, the Philippine peso depreciated from a high of Php52.02 on May 8, 2003 to a low of Php56.44 on October 14, 2004. While the Philippine peso appreciated in 2005, 2006 and 2007, it depreciated in 2008 to a low of Php49.98 and closed at Php47.65 as at December 31, 2008. From 2009 to 2012, the Philippine peso appreciated from Php47.26 as at January 5, 2009 to Php41.08 as at December 31, 2012 and a high of Php40.86 on December 5, 2012. However, we cannot assure you that the Philippine peso will not depreciate and be subject to significant fluctuations going forward, due to a range of factors, including:

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

Creditors of our subsidiaries generally have priority claims over our subsidiaries’ assets and cash flows. We and our creditors will effectively be subordinated to the existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries, except that we may be recognized as a creditor with respect to loans we have made to subsidiaries. If we are recognized as a creditor of a subsidiary, our claim will still be subordinated to any indebtedness secured by assets of the subsidiary and any indebtedness of the subsidiary otherwise deemed superior to the indebtedness we hold.

We may have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from our subsidiaries and our financial condition could be materially and adversely affected as a result.

A significant number of PLDT’s shares are held by three shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT.

The First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at February 28, 2013, taking into account shares purchased from JG Summit Holdings, or JGSHI, pursuant to an option agreement in connection with the Digitel acquisition. See Item 4. “Information on the Company – Historical Background and Development.” This is the largest block of PLDT’s common stock that is directly or indirectly under common ownership.

Pursuant to publicly available filings made with the PSE, as at February 28, 2013, NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock, taking into account shares purchased from JGSHI pursuant to an option agreement in connection with the Digitel acquisition. See Item 4. “Information on the Company – Historical Background and Development” for further discussion. First Pacific and certain of its affiliates, or the FP Parties, NTT Communications, NTT DOCOMO and PLDT entered into a Cooperation Agreement, dated January 31, 2006, pursuant to which, among other things, certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, or the Strategic Agreement, and the Shareholders Agreement dated March 24, 2000, or the Shareholders Agreement, were extended to NTT DOCOMO. See Item 7. “Major Shareholders and Related Party Transactions” for further details regarding the shareholdings of NTT Communications and NTT DOCOMO in PLDT. As a result of the Cooperation Agreement, NTT Communications and NTT DOCOMO, in coordination with each other, have contractual veto rights over a number of major decisions and transactions that PLDT could make or enter into, including:

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

We are required to comply with various Philippine and U.S. laws and regulations on internal control. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with the Annual Report on

Form 20-F for the calendar year ended December 31, 2006, we have been required to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by our management on the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must express an opinion on our internal control over financial reporting based on its audits.

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

For example, in 2012, the then Chief Justice of the Supreme Court of the Philippines was impeached and the proceedings have raised concerns about the judicial system in the country.

The Philippine economy continues to face several long-term challenges, including reliance on energy imports and foreign demand for overseas Filipino workers.

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

Risks Relating to Our Securities

PLDT is required to comply with foreign ownership restriction under the Philippine Constitution. At present, PLDT believes it has complied with such restriction through the issuance of 150 million shares of its Voting Preferred Stock to BTFHI. There can be no assurance that further interpretations of such law will not require further actions to procure compliance with foreign ownership restriction under the Philippine Constitution.

Section 11, Article XII of the 1987 Philippine Constitution provides that no franchise, certificate, or any other form of authorization for the operation of a public utility shall be granted except to citizens of the Philippines or to corporations or associations organized under the laws of the Philippines, at least 60% of whose capital is owned by such citizens. On June 28, 2011, the Philippine Supreme Court promulgated a decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), where it has ruled that the term “capital” in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus, in the case of PLDT, only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares).

On October 16, 2012, BTFHI, an indirect wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, created pursuant to PLDT’s benefit plan, subscribed for 150 million newly issued shares of Voting Preferred Stock of PLDT. As a result of the issuance of the shares of Voting Preferred Stock, PLDT’s foreign ownership decreased from 58.4% of outstanding common stock as at October 15, 2012 to 34.5% of outstanding voting stocks (common stock and Voting Preferred Stock) as at October 16, 2012. Thus, we believe that as of the date of this report, PLDT is in compliance with the requirement of Section 11, Article XII of the 1987 Constitution. See Item 8. “Financial Information – Legal Proceedings – Matters Relating to Gamboa Case” and Item 10. “Additional Information – Approval and Issuance of Voting Preferred Shares” for further discussion.

However, we cannot assure you that the Philippine SEC or the relevant authorities in the Philippines will view shares of Voting Preferred Stock issued to BTFHI as shares of stock owned by Filipinos entitled to vote in the election of directors for the purpose of determining whether PLDT is in compliance with the 60% to 40% Filipino-alien equity requirement as provided under the Philippine Constitution. As a result, PLDT may be subject to certain sanctions imposed by the Philippine SEC.

Item 4.	Information on the Company

Overview

We are the leading telecommunications service provider in the Philippines. Through our three principal business segments, wireless, fixed line and BPO, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

We are the leading fixed line service provider in the Philippines accounting for approximately 68% of the total reported fixed line subscribers nationwide as at December 31, 2012. Smart is the leading cellular service provider in the country, and together with the other PLDT Group cellular service provider, DMPI, account for approximately 68% of total reported cellular subscribers nationwide as at December 31, 2012. We have interests in the BPO sector, including the operation of our customer relationship management and knowledge processing solutions business.

Our common shares are listed and traded on the PSE and our ADSs, evidenced by ADRs, are listed and traded on the NYSE in the United States.

We had a market capitalization of approximately Php546,621 million, or US$13,306 million, as at December 31, 2012, representing one of the largest market capitalizations among Philippine-listed companies. We had total revenues, including revenues from discontinued operations, of Php172,626 million, or US$4,202 million, and net income attributable to equity holders of PLDT of Php35,454 million, or US$863 million for the year ended December 31, 2012.

We operate under the jurisdiction of the NTC, which jurisdiction extends, among other things, to approving major services that we offer and rates that we can charge.

Historical Background and Development

PLDT was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928 as Philippine Long Distance Telephone Company, following the merger of four telephone companies under common U.S. ownership. Under its Amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Group acquired a significant interest in PLDT. On March 24, 2000, NTT Communications, through its wholly-owned subsidiary NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart. On March 14, 2006, NTT DOCOMO acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2012. NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised the First Pacific Group and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific Group and its Philippine affiliates’ beneficial ownership in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. See Item 7. “Major Shareholders and Related Party Transactions” for further discussion.

PLDT’s original franchise was granted in 1928 and was last amended in 1991, extending its effectiveness until 2028 and broadening PLDT’s franchise permitting PLDT to provide virtually every type of telecommunications service. PLDT’s franchise covers the business of providing basic and enhanced telecommunications services in and between the provinces, cities and municipalities in the Philippines and between the Philippines and other countries and territories including mobile, cellular, wired or wireless telecommunications system, fiber optics, multi-channel transmission distribution systems and their VAS such as but not limited to transmission of voice, data, facsimile, control signals, audio and video, information services bureau and all other telecommunications systems technologies, as are at present available or can be made available through technical advances or innovations in the future. Our subsidiaries, including Smart and DMPI, also maintain their own franchises with a different range of services and periods of legal effectiveness for their licenses.

On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digitel from JGSHI and certain other seller-parties. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. According to public filings, as at February 28, 2013, the JG Summit Group, First Pacific Group and its Philippine affiliates and NTT Group (NTT DOCOMO and NTT Communications) owned approximately 8%, 26% and 20% of PLDT’s outstanding common shares, respectively. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying audited consolidated financial statements in Item 18 for further information.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or BTF, created pursuant to PLDT’s benefit plan, subscribed for 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2012.

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 816-8534. Our website address is www.pldt.com.ph. The contents of our website are not a part of this annual report.

Recent Developments

Investment in PDRs of MediaQuest

Between June and August of 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the BTF, for the issuance of PDRs to be issued by MediaQuest in relation to its indirect interest in Mediascape, Inc., or Mediascape. Mediascape is a wholly-owned subsidiary of Satventures, Inc., or Satventures, which is a wholly-owned subsidiary of MediaQuest. The Mediascape PDRs confer an economic interest in common shares of Mediascape indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Mediascape. Mediascape operates a direct-to-home, or DTH, Pay-TV business under the brand name “CignalTV”, which is the largest DTHPay-TV operator in the Philippines with over 440 thousand subscribers as at December 31,2012. As at March 25, 2013, the Mediascape PDRs have not been issued.

On March 5, 2013, PLDT’s Board of Directors approved two further investments in additional PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings Holdings, Inc., or Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest, and when issued, will provide ePLDT with a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including minority positions in the Philippine Star, the Philippine Daily Inquirer, and BusinessWorld, three of the leading newspapers in terms of circulation in the Philippines.

On March 14, 2013, ePLDT made a deposit of Php750 million for its investment in Satventures and Hastings PDRs of MediaQuest. As at March 25, 2013, the Satventures PDRs and Hastings PDRs have not been issued.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks.

See Note 10 – Investments in Associates and Joint Ventures and Deposit – Deposit for Future PDRs Subscription to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Discontinued Operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment was available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer, and should the negotiation with the potential buyer not lead to a sale, we expect to be able to seek other sale opportunities as a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013.

Subsequently, on February 5, 2013, PLDT entered into an agreement to sell the BPO business owned by its wholly-owned subsidiary, SPi Global to Asia Outsourcing Gamma Limited, or AOGL, a company controlled by CVC Capital Partners, or CVC. The sale of the BPO business is expected to be completed in April 2013, after satisfaction of agreed closing conditions, including competition law clearance in applicable jurisdictions, third party consents, availability of buyer’s debt financing, transfer of certain parcels of land in the Philippines and completion of transfer of SPi America Holdings, Inc. to buyer (as a separate transaction). PLDT will own approximately 20% interest in AOGL by reinvesting some of the proceeds from the sale and continue to participate in the growth of the business as a partner of CVC. Upon the completion of the sale, PLDT will be subject to certain obligations, including: (1) an obligation, for a period of five years, not to carry on or be engaged or concerned or interested in or assist any business which competes with the business process outsourcing business as carried on at the relevant time or at any time in the 12 months prior to such time in any territory in which such business is carried on (excluding, among others, activities in the ordinary course of PLDT’s business); and (2) an obligation, for a period ranging from six months up to five years, to provide certain transition services on a most-favored-nation basis (i.e., no less favorable material terms (including pricing) than those offered by PLDT or any of its controlled affiliates to any other customer in relation to services substantially similar to those provided or to be provided). In addition, PLDT may be liable for certain damages actually suffered by the buyer arising out of, among others, breach of representation and tax matters. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations to the accompanying audited consolidated financial statements in Item 18 for a further discussion of the classification of the BPO segment as an asset held-for-sale.

Business Overview

As at and for the year ended December 31, 2012, our chief operating decision maker, or our Management Committee, views our business activities in four business units: Wireless, Fixed Line, BPO and Others. See Item 4. “Information on the Company – Development Activities (2010-2012) – Business Reorganization” for further information on our development activities. The BPO business unit was classified as disposal group held-for-sale and discontinued operation. See Item 4. “Information on the Company – Recent Developments – Discontinued Operations” for further discussion.

Wireless

We provide (1) cellular and (2) wireless broadband, satellite and other services through our wireless business, which contributed about 91% and 9% of our wireless service revenues, respectively, in 2012. In previous years, rapid growth in the cellular market has resulted in a change in our revenue composition, with cellular service becoming our largest revenue source, surpassing our fixed line revenues in 2003. Cellular data services, which include all text messaging and text-related services ranging from ordinary SMS to VAS, contributed significantly to our revenue increase. Our total wireless revenues was 62% of our total revenues in 2012 and 60% for each of the years 2011 and 2010. Our cellular service revenues was 90% of our total wireless revenues, which include service and non-service revenues, in each of 2012 and 2011, and 91% in 2010.

Our cellular service, which accounted for about 91% of our wireless service revenues for the year ended December 31, 2012, is provided through Smart and DMPI with 69,866,458 total subscribers as at December 31, 2012 representing a combined market share of approximately 68%. In 2012, the combined number of subscribers of Smart, Red Mobile and Sun Cellular subscribers increased by 6,169,829, or 10%, to 69,866,458. The growth was mainly due to a combination of organic subscriber growth and multiple SIM card ownership. The continued popularity of multiple SIM card ownership, together with unlimited voice offers, resulted in a decrease in our ARPU. Cellular penetration in the Philippines reached approximately 105% as at December 31, 2012, or approximately 34 times the country’s fixed line penetration, although the existence of subscribers owning multiple SIM cards overstates this penetration rate to a certain extent.

Approximately 97%, 90% and 100% of Smart’s, Sun Cellular and Red Mobile subscribers, respectively, as at December 31, 2012 were prepaid service subscribers and subscriber gains in 2012 were predominantly attributable to their respective prepaid services. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market, allowing us to increase and broaden our subscriber base without handset subsidies and reducing billing and administrative costs on a per-subscriber basis, as well as to control credit risk.

Our cellular subscriber growth has also been driven by text messaging. Text messaging continues to be popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. Cellular data service revenues were stable year-on-year at Php53,274 million in 2012 increasing from Php47,235 million in 2011, including an increase resulting from the inclusion of DMPI’s cellular data revenues by Php6,014 million in 2012.

Smart’s cellular network is the most extensive in the Philippines, covering substantially all of Metropolitan Manila and most of the other major population centers in the Philippines. Its dual-band GSM network allows it to efficiently deploy high capacity 1800 MHz BTS in dense urban areas while its 900 MHz BTS can be much more economically deployed in potentially high growth, but less densely populated provincial areas. We have rolled out a 3G network based on a W-CDMA technology and are currently upgrading our wireless broadband facilities. With 11,577 cellular/mobile broadband base stations as at December 31, 2012, our cellular network covers approximately 99% of all towns and municipalities in the Philippines, accounting for approximately 99% of the population.

DMPI transformed its transmission backbone network from a linear architecture to a ring topology, which allows for greater redundancy to ensure service reliability and quality. Additionally, DMPI developed an advanced 3G network that is currently operational in 58 provinces nationwide. We believe DMPI has developed an advanced network infrastructure that is highly efficient and can be easily scaled to accommodate increased subscriber base for its 2G and 3G business and increased network traffic from “unlimited” plans offered to subscribers of Sun Cellular. Smart and DMPI have defined a synergy plan whereby certain cellsites will be co-located. When the plan is fully implemented, it is expected that this will lead to generate savings in terms of capex optimization, cost efficiencies and reductions in cost duplications.

Fixed Line

We are the leading provider of fixed line telecommunications services throughout the country, servicing retail, corporate and small medium enterprise, or SME, clients. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. We had 2,063,794 fixed line subscribers as at December 31, 2012, a decrease of 102,501 from the 2,166,295 fixed line subscribers as at December 31, 2011 mainly due to lower net additions in 2012 compared with 2011. Total revenues from our fixed line was 33% of our total revenues for the year ended December 31, 2012 and 35% for each of the years ended December 31, 2011 and 2010. National long distance revenues have been declining largely due to a drop in call volumes as a result of continued popularity of alternative means of communications such as texting, e-mailing and internet telephony. An increase in our data and other network service revenues in recent years have mitigated such decline to a certain extent. Recognizing the growth potential of data and other network services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

Our 11,100-kilometer long DFON is complemented by an extensive digital microwave backbone operated by Smart. These microwave networks complement the higher capacity fiber optic networks and are vital in delivering reliable services to areas not covered by fixed terrestrial transport network. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the Metropolitan Manila area. Our network offers the country’s most extensive connections to international networks through two international gateway switching exchanges and various regional submarine cable systems in which we have interests.

See “– Infrastructure – Fixed Line Network Infrastructure” for further information on our fixed line infrastructure.

Business Process Outsourcing

We provide knowledge processing solutions through SPi, and its subsidiaries, or SPi Group and customer relationship management through SPi CRM. The BPO segment was 6% of our revenues in 2012 and 5% in each of the years 2011 and 2010.

Others

Others consists primarily of PCEV, an investment holding company which has an interest in Meralco shares through its interest in Beacon’s outstanding common stock and preferred stock.

Capital Expenditures and Divestitures

See Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures for the years ended December 31, 2010, 2011 and 2012 and those planned for 2013. See Item 4. “Information on the Company – Recent Developments – Discontinued Operations” and “– Development Activities (2010 to 2012) – Divestment of CURE” for the discussion of our recent divestitures.

Organization

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2012 and 2011:

			Percentage of Ownership
	Place of		2012		2011
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
SBI and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts	Philippines	Call center services	—	100.0	—	100.0
Wolfpac	Philippines	Mobile applications development and services	—	100.0	—	100.0
WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0	—	100.0
SHI	Philippines	Software development and sale of maintenance and support services	—	100.0	—	100.0
SMHC:	Cayman Islands	Investment company	—	100.0	—	100.0
SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0	—	100.0
FECL and Subsidiary or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PHC	Philippines	Investment company	—	100.0	—	100.0
FHI:	Philippines	Investment company	—	100.0	—	100.0
CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Chikka and Subsidiaries or Chikka Group	British Virgin Islands	Mobile applications development and services; Content provider	—	100.0	—	100.0
SHPL:	Singapore	Investment company	—	100.0	—	100.0
SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0	—	100.0
3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
Telesat(a)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	85.0	11.5
MIC(b)	Philippines	Investment company	67.0	—	67.0	—
DMPI	Philippines	Cellular mobile services	—	99.5	—	70.2

Fixed Line
ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global and Subsidiaries or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
SNMI(a)	Philippines	Data and network services	100.0	—	100.0	—
Philcom and Subsidiaries or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
ePLDT(c) :	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and information technology, or IT, related services	100.0	—	100.0	—
IPCDSI(d)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	—
AGS and Subsidiaries or AGS Group(e)	Philippines	Internet-based purchasing, IT consulting and professional services	—	97.1	—	93.5
ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	67.0	—	67.0
netGames(f)	Philippines	Gaming support services	—	57.5	—	57.5
Digitel:	Philippines	Telecommunications services	99.5	—	70.2	—
DCPL(g)	British Virgin Islands	Telecommunications services	—	99.5	—	70.2
DITSI(h)	Philippines	Internet services	—	99.5	—	70.2
Maratel	Philippines	Telecommunications services	97.8	—	97.8	—
BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
PGNL and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	60.0	—	60.0	—

BPO(i)
SPi Global:	Philippines	Investment company	100.0	—	100.0	—
SPi and Subsidiaries or SPi Group	Philippines	Knowledge processing solutions	—	100.0	—	100.0
SPi CRM	Philippines	Customer relationship management	—	100.0	—	100.0
SGIL and Subsidiaries or SGIL Group(j)	British Virgin Islands	General administration, planning and corporate services to its affiliates, subsidiaries and branches	—	100.0	—	—
Infocom	Philippines	Customer relationship management	—	99.6	—	99.6

Others
PCEV	Philippines	Investment company	—	99.8	—	99.5

(a)	Ceased commercial operations.
(b)

Ceased commercial operations; however, on January 13, 2012, the Philippine SEC approved the amendment of MIC’s Articles of Incorporation changing its name from Mabuhay Satellite Corporation to Mabuhay Investments Corporation and its primary purpose from satellite communication to holding company.

(c)	On June 11, 2012, MySecureSign, or MSSI, and ePLDT were merged, wherein ePLDT became the surviving company.
(d)	On October 12, 2012, ePLDT acquired 100% equity interest in IPCDSI.
(e)

In December 2012, ePLDT acquired an additional 3.6% equity interest in AGS from its minority shareholders for a consideration of Php3 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 97.1%.

(f)	Ceased commercial operations in January 2013.

(g)	Liquidated in January 2013.
(h)	Approved for liquidation in June 2013.
(i)

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, thus, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. See – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Discontinued Operations.

(j)

On March 8, 2012, SGIL was incorporated in British Virgin Islands to provide regional support services to SPi Global and Subsidiaries. On July 25, 2012, SGIL through its subsidiary, SPi Global Shared Services Pte. Ltd. was registered with the Philippine SEC as a multinational company to establish its regional operating headquarters in the Philippines.

Development Activities (2010-2012)

Business Reorganization

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the ICT business group which provides data center services, internet and online gaming services and business solutions and applications, and which was subsequently incorporated into our fixed line business; and (ii) the BPO business group, which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi.

On July 5, 2011, our Board of Directors approved the spin off of SPi and SPi CRM from ePLDT and transferred the ownership of SPi Global to PLDT, and to place both SPi and SPi CRM under SPi Global. Subsequently, the Board of Directors decided to include Infocom in the spin-off. The reorganization was completed on December 6, 2011. See Note 10 – Investments in Associates and Joint Ventures and Deposit to the accompanying audited consolidated financial statements in Item 18.

PCEV transferred its cellular business to Smart in August 2009 and acquired 223 million common shares, or about 20% equity interest in Meralco, in March 2010. PCEV acquired 50% equity interest in Beacon on March 30, 2010 and subsequently transferred 154.2 million and 68.8 million Meralco common shares to Beacon on May 12, 2010 and October 25, 2011, respectively. As a result, PCEV became an investment company and was reclassified from Wireless to Others business segment.

ePLDT’s Sale of Investments in Digital Paradise and Level Up!

As part of ePLDT’s business realignment and continuing efforts to dispose its non-core businesses, ePLDT sold its entire 75% interest in Digital Paradise on April 1, 2011, which was followed by the sale of its 57.5% interest in Level Up! on July 11, 2011.

ePLDT’s Additional Investment in ePDS

On August 24, 2011, ePLDT acquired an additional 17% of the equity interest of ePDS from Quantium Solutions International Pte. Ltd., or Quantium (formerly G3 Worldwide ASPAC), a private limited company, resulting in the increase of ePLDT’s equity interest in ePDS from 50% to 67%. See Note 10 – Investment in Associates and Joint Ventures and Deposit and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – ePLDT’s Acquisition of ePDS to the accompanying audited consolidated financial statements in Item 18 for further discussion.

SPi’s Sale of Medical Transcription Business of SPi and SPi America Holdings

On September 26, 2011, SPi and SPi America Holdings, a wholly-owned subsidiary of SPi, signed an Asset Purchase Agreement, or APA, with Acusis, LLC, a global provider of outsourced clinical documentation solutions based in Pittsburg, Pennsylvania, USA, for the sale of all assets and rights of every type and description which are related to or are used in the medical transcription business for a total consideration of US$2.8 million, or Php121 million, subject to the terms and conditions provided in the APA. The sale generated a net gain of US$2 million, or Php89 million.

The sale of investments in Digital Paradise, Level Up! and Medical transcription business of SPi and SPi America Holdings do not qualify as discontinued operations as these businesses do not represent a disposal of major line of business of PLDT Group.

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

On March 8, 2012, SGIL was incorporated in British Virgin Islands to provide regional support services to SPi Global and Subsidiaries. On July 25, 2012, SGIL, through its subsidiary, SPi Global Shared Services Pte. Ltd., was registered with the Philippine SEC as a multinational company to establish its regional operating headquarters in the Philippines.

PCEV’s Investment in Beacon

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

Beacon’s authorized capital stock of Php5,000 million consists of 3 billion common shares with a par value of Php1 per share and 2 billion preferred shares with a par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

On March 30, 2010, MPIC subscribed to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash. See “Transfer of Meralco Shares to Beacon” section below for further information.

PCEV likewise subscribed to 1,156.5 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154.2 million Meralco common shares at a price of Php150 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154.2 million and 163.6 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154.2 million Meralco common shares to Beacon on May 12, 2010. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 68.8 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares of the same amount. The transfer of the Meralco shares was implemented by a cross sale through the PSE.

The carrying value of PCEV’s investment in Beacon, representing 50% of Beacon’s common shares outstanding, was Php20,801 million and Php16,593 million as at December 31, 2012 and 2011, respectively.

PCEV’s Additional Investment in Beacon

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV sold 282.2 million Beacon preferred shares to MPIC for a total cash consideration of Php3,563 million. Because the sale of Beacon preferred shares was deemed as a transaction between non-related entities, PCEV realized a portion of the deferred gain amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon.

PLDT’s Acquisition of a controlling interest in Digitel from JGSHI

On March 29, 2011, the Board of Directors of PLDT and JGSHI approved the acquisition by PLDT of JGSHI’s and certain other seller-parties’ ownership interest in Digitel, comprising of: (i) 3.28 billion common shares representing approximately 51.6% of the issued common stock of Digitel; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiary to JGSHI and its subsidiary, which are convertible into approximately 18.6 billion common shares of Digitel assuming a conversion date of June 30, 2011 and an exchange rate of Php43.405 per U.S. dollar; and (iii) intercompany advances made by JGSHI to Digitel in the total principal amount plus accrued interest of Php34.1 billion as at December 31, 2010, or the Enterprise Assets. Digitel operates a fixed line business in certain parts of the country and is the 100% owner of DMPI, which is engaged in the mobile telecommunications business and owns the brand Sun Cellular.

The consummation of the transaction was subject to the procurement by us of certain regulatory approvals, which were obtained on October 26, 2011, on the same date we completed the Digitel acquisition and began consolidating the results of operations of Digitel in our financial statements.

The primary effects of the acquisition of the Digitel Group on our operating segments is the addition of DMPI to our wireless business and the addition of Digitel to our fixed line business. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand. See Note 4 – Operating Segment Information, Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel and Note 14 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18 for further information on the effect of the Digitel acquisition on PLDT and its businesses.

Conversion of Acquired Securities and Mandatory Tender Offer in connection with the Digitel Acquisition

As a result of PLDT’s acquisition of a controlling interest in Digitel, we were required under the SRC to conduct a mandatory tender offer for all the remaining outstanding shares of common stock of Digitel on substantially the same terms as the acquisition of Digitel shares from JGSHI. On December 5, 2011, we filed the tender offer report on Philippine SEC Form 19.1, setting forth the terms of the mandatory tender offer, which consisted of an offer to purchase all remaining outstanding shares of Digitel at a consideration of Php1.6033 per Digitel share, payable in our common shares based on one new common share for every Php2,500 in consideration payable, equivalent to one new common share for every 1,559.28 Digitel shares, or in cash, at the option of noncontrolling Digitel shareholders, except for tendering shareholders residing outside the Philippines, who will only be paid in cash. The tender offer period commenced on December 7, 2011 and ended on January 16, 2012 with a total of 2,888 million Digitel shares tendered.

On January 25, 2012, Digitel filed for voluntary delisting of its shares with the PSE, since its public ownership level has fallen below the minimum 10% required by the PSE. On February 22, 2012, the PSE granted the petition for voluntary delisting and the Digitel shares were delisted and ceased to be tradable on the PSE effective March 26, 2012.

From February 1 to March 22, 2012, PLDT purchased from the open market 72.3 million common shares of Digitel. PLDT also exercised its conversion rights on December 8, 2011, February 7, 2012 and May 8, 2012 to convert and exchange certain of the zero coupon securities acquired from JGSHI and certain other seller-parties in the Digitel acquisition into Digitel shares. As a result of the tender offer, open market acquisitions, and conversions and exchanges described above, we held 99.54% of the outstanding capital of Digitel as at December 31, 2012.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT. The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE must sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it had complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, its only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum CRA to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC.

The divestment of CURE-related franchise and licenses qualifies as noncurrent assets held-for-sale as at December 31, 2012 but was not presented separately in our consolidated statement of financial position as the carrying amounts are not material.

See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – Digitel’s Acquisition to the accompanying audited consolidated financial statements in Item 18 for further discussion.

PCEV’s Common Stock

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to be made by Smart (as the owner of 99.51% of the outstanding common shares of PCEV) to purchase the shares owned by the remaining noncontrolling shareholders representing 0.49% of the outstanding common stock of PCEV. Smart’s tender offer commenced on March 19, 2012 and ended on April 18, 2012, with approximately 25.1 million shares, or 43.4% of PCEV’s noncontrolling shares tendered, thereby increasing Smart’s ownership to 99.7% of the outstanding common stock of PCEV at that time. The aggregate cost of the tender offer paid by Smart to noncontrolling shareholders on April 30, 2012 amounted to Php115 million. PCEV filed its petition with the PSE for voluntary delisting on March 19, 2012. On April 25, 2012, the PSE approved the petition for voluntary delisting and PCEV’s shares were delisted and ceased to be tradable on the PSE effective May 18, 2012.

Following the voluntary delisting of the common stock of PCEV from the PSE on May 18, 2012, PCEV’s board of directors and stockholders approved on June 6, 2012 and July 31, 2012, respectively, the following resolutions and amendments to the articles of incorporation of PCEV to decrease the authorized capital stock of PCEV, increase the par value of PCEV’s common stock (and thereby decrease the number of shares of such common stock) and decrease the number of shares of preferred stock of PCEV as follows:

	Prior to Amendments					After Amendments
	Authorized Capital		Number of Shares	Par Value		Authorized Capital		Number of Shares	Par Value
Common Stock	Php	12,060,000,000	12,060,000,000	Php	1	Php	12,060,006,000	574,286	Php	21,000
Class I Preferred Stock		240,000,000	120,000,000		2		66,661,000	33,330,500		2
Class II Preferred Stock		500,000,000	500,000,000		1		50,000,000	50,000,000		1

Total Authorized Capital Stock	Php	12,800,000,000				Php	12,176,667,000

The decrease in authorized capital and amendments to the articles of incorporation were subject to approval of the Philippine SEC, which approval was received on October 8, 2012. As a result of the increase in the par value of PCEV common stock, each multiple of 21,000 shares of PCEV common stock, par value Php1, was reduced to one PCEV share of common stock, with a par value of Php21,000. Shareholdings of less than 21,000 shares or in excess of an integral multiple of 21,000 shares of PCEV which could not be replaced with fractional shares were paid the fair value of such residual shares equivalent to Php4.50 per share of pre-amendments PCEV common stock, the same amount as the tender offer price paid by Smart during the last tender offer conducted from March 19 to April 18, 2012.

Consequently, from October 8, 2012, the number of outstanding shares of PCEV common stock decreased to approximately 555,716 from 11,683,156,455 (exclusive of treasury shares). The number of holders of PCEV common stock decreased to 130 as at December 31, 2012 and under the rules of the Philippine SEC, PCEV is still required to make update filings with the Philippine SEC. Smart’s percentage ownership in PCEV stood at 99.8% as at December 31, 2012.

Corporate Merger of MSSI and ePLDT

In April 2012, the Board of Directors of MSSI and ePLDT approved the plan of merger between MSSI and ePLDT, with ePLDT as the surviving company, in order to realize economies in operation and achieve greater efficiency in the management of their business. The merger was approved by two-thirds vote of MSSI and ePLDT’s stockholders on April 13, 2012 and April 27, 2012, respectively. On June 11, 2012, the Philippine SEC approved the plan and articles of merger. The merger has no impact on our consolidated financial statements.

ePLDT’s Acquisition of IPCDSI

On October 12, 2012, ePLDT and IP Ventures, Inc., or IPVI, and IPVG Employees, Inc., or IEI, entered into a Sale and Purchase Agreement whereby ePLDT acquired 100% of the issued and outstanding capital stock of IPCDSI and advances to IPCDSI for a total adjusted purchase price of Php734 million.

ePLDT’s Acquisition of Shares of AGS’ Minority Stockholders

In December 2012 and January 2013, ePLDT acquired an additional 5.67% equity interest in AGS from its minority shareholders for a total consideration of Php5 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 99.2%.

See Note 2 – Summary of Significant Accounting Policies, Note 13 – Business Combinations and Acquisition of Noncontrolling Interests and Note 14 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18 for further discussion regarding these and other acquisitions.

Strengths

We believe our business is characterized by the following competitive strengths:

•

Recognized Brands. PLDT, Smart, Talk ‘N Text and Sun Cellular are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name for nearly 85 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. The Talk ‘N Text brand, which is provided using Smart’s network, has also gained significant recognition as a price-competitive brand. Our brand range was further strengthened with the acquisition of DMPI and its cellular brand, Sun Cellular. Since its launch in 2003, Sun Cellular has built considerable brand equity as a provider of “unlimited” services. Having a range of strong and recognizable brands allows us to offer to various market segments differentiated products and services that suit customers’ budgets and usage preferences.

•

Leading Market Shares. With over 75 million fixed line, cellular and broadband subscribers as at December 31, 2012, we have leading market positions in each of the fixed line, cellular and broadband markets in the Philippines in terms of both subscribers and revenues.

•

Diversified Revenue Sources. We derive our revenues from our four business segments, namely, wireless, fixed line, BPO and other businesses, with wireless contributing 62%, fixed line 33% and BPO 5% to our total revenues in 2012. Revenue sources of our wireless business include cellular services, which include voice services and text message-related and VAS, and wireless broadband services. Revenues from cellular voice and text services have been declining but are somewhat mitigated by the increase in revenues from wireless broadband and mobile internet browsing. Our fixed line business derives service revenues from local exchange, international long distance, national long distance and data and other network services. Revenues from local exchange, national and international long distance, have been declining over the past years due to pressures on traditional fixed line voice revenues and reductions in international interconnection rates, offset by the significant revenue contribution from corporate, SME and consumer data.

•

Superior Integrated Network. With the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. We have completed a two-year network transformation program that further enhanced the capabilities of our fixed line and wireless networks, allowing us to better leverage this competitive strength to maintain market leadership while achieving higher levels of network efficiency in providing voice and data services. Part of our network transformation program included the continued upgrade of our fixed line network to an all IP-based NGN, the build out of our transmission network to 54,000 kilometers of fiber, the investment in increased international bandwidth capacity, and the expansion of our 3G and wireless broadband networks in order to enhance our data/broadband capabilities. Our network investments include the upgrade of our IT capabilities, including our Operating Support Systems, Business Support Systems and Intelligent Networks, all of which are essential in enabling us to offer more relevant services to our customers.

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

Strategy

The key elements of our business strategy are:

•

Build on our leading positions in the fixed line and wireless businesses. We plan to continue building on our position as the leading fixed line and wireless service provider in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost, and to increase our subscribers’ use of our network for both voice and data, as well as their reliance on our services. In 2012, we completed a two-year network transformation program covering our fixed line, cellular and mobile broadband networks, not only to achieve operating and cost efficiencies, and lay the foundation for future technological advances, but primarily to provide superior quality of experience to our customers.

•

Capitalize on our strength as an integrated provider of telecommunications services. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services, and by developing convergent products that feature the combined benefits of voice and data, fixed line, wireless, and other products and services, including content, utilizing our network and business platforms.

•

Strengthen our leading position in the data and broadband market. Leveraging on the inherent strengths of our fixed line and wireless businesses, we are committed to further develop our fastest growing business – broadband, data and other network services. Consistent with our strategy of introducing innovative products and services using advanced technology, we continue to launch various products and services in the data and broadband market that deliver quality of experience according to different market needs, including data centers and cloud-related services.

•

Maintain a strong financial position and improve shareholder returns. Following significant improvements in our financial position, we restored the payment of cash dividends to our common shareholders beginning 2005 and were able to declare dividend payouts of approximately 100% of our core earnings for the six consecutive years from 2007 to 2012. We plan to continue utilizing our free cash flows for the payment of cash dividends to common shareholders and investments in new growth areas. As part of our growth strategy, we have made and may continue to make acquisitions and investments in companies or businesses. We will continue to consider value-accretive investments in telecommunications as well as telco-related businesses such as those in media and content.

Business

Wireless

We provide cellular, wireless broadband, satellite and other services through our wireless business.

Cellular Service

Overview

Our cellular business, which we provide through Smart and DMPI to almost 70 million subscribers as at December 31, 2012, approximately 97% of whom are prepaid subscribers, focuses on providing wireless voice communications and wireless data communications (primarily through text messaging, but also through a variety of VAS, and mobile broadband). As a condition of our acquisition of a controlling interest in Digitel, we have agreed with the NTC that we will divest the congressional franchise, spectrum and related permits held by CURE following the migration of CURE’s Red Mobile subscriber base to Smart. See “Item 4. Information on the Company – Development Activities (2010 to 2012) – Divestment of CURE” for further discussion.

The following table summarizes key measures of our cellular business as at and for the years ended December 31, 2012, 2011 and 2010:

	2012(1)		2011(2)		2010
Systemwide cellular subscriber base		69,866,458		63,696,629		45,636,008
Prepaid		67,611,537		61,792,792		45,214,433
Smart Prepaid		24,827,418		26,573,137		25,293,443
Talk ‘N Text		28,445,053		20,467,175		18,967,381
Sun Cellular		14,105,031		13,314,096		—
Red Mobile(3)		234,035		1,438,384		953,609
Postpaid		2,254,921		1,903,837		421,575
Smart		683,428		550,485		421,575
Sun Cellular		1,571,441		1,353,089		—
Red Mobile(4)		52		263		—
Growth rate of cellular subscribers
Prepaid
Smart Prepaid		(7%)		5%		6%
Talk ‘N Text		39%		8%		11%
Sun Cellular		6%		100%		—
Red Mobile		(84%)		51%		1,098%
Postpaid
Smart		24%		31%		(3%)
Sun Cellular		16%		100%		—
Red Mobile(3)		(80%)		100%		—
Cellular revenues (in millions)	Php	107,359	Php	93,645	Php	95,520
Voice		51,492		43,885		45,678
Data		53,274		47,235		47,236
Others(4)		2,593		2,525		2,606
Percentage of cellular revenues to total wireless service revenues		91%		92%		92%
Percentage of cellular revenues to total service revenues		57%		55%		56%

(1)	Includes DMPI’s cellular service revenues of Php19,106 million for the full year 2012.
(2)	Includes DMPI’s cellular service revenues of Php2,808 million for the period from October 26, 2011 to December 31, 2011.
(3)	Red Mobile postpaid was launched in March 2011 by CURE.
(4)

Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fee, share in revenues from PLDT’s WeRoam and PLP services, a small number of leased line contracts, and revenues from Chikka, Wolfpac and other Smart subsidiaries.

Service Plans. Smart markets nationwide cellular communications services under the brand names Smart Prepaid, Talk ‘N Text, Smart Postpaid and Smart Infinity. Smart Prepaid and Talk ‘N Text are prepaid services while Smart Postpaid and Smart Infinity are postpaid services, which are all provided through Smart’s digital network. With the acquisition of a majority interest in the Digitel Group on October 26, 2011, we offer prepaid and postpaid services under the brand name Sun Cellular.

Smart, together with Talk ‘N Text and Sun Cellular, have focused on segmenting the market by offering sector-specific, value-driven packages for its subscribers. These include load buckets which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as within network packages, Smart’s buckets now also offer voice, text and hybrid bundles available to all networks. Smart also provides packages with unlimited voice, text, data, and combinations thereof, whose denominations depend on the duration and nature of the unlimited packages.

Postpaid subscribers have similar options depending on their monthly subscription plans. Recently, Smart introduced its new postpaid consumable plan, Smart All-in Plans, which enable subscribers to choose from Smart’s different services, such as unlimited call, text, or mobile browsing, all charged within the subscriber’s monthly service fee.

Among the many popular bucket variants of Smart prepaid is the SmarTalk Unli Call and Text 25 where subscribers can enjoy unlimited call and text to other Smart, Talk ‘N Text and Sun Cellular subscribers, plus free 20 all network texts. In addition, for as low as Php10, Smart prepaid subscribers can get 75 all network texts which is valid for one day.

Smart also offers the Smart Unli Postpaid Plan which is available in two variants: Unli postpaid 299 which offers unlimited text to any subscriber on the Smart network and Unli postpaid 599 which offers unlimited call and text to any subscriber on the Smart network.

Sun Cellular offers its Call and Text Unlimited products, which allow subscribers to enjoy 24 hours of Sun-to-Sun voice calls and texts for as low as Php25 per day. Sun Cellular’s Text Unlimited products offer unlimited Sun-to-Sun SMS with free voice calls for as low as Php10 per day. Sun Cellular also offers Call and Text combo which allows subscribers to send 40 Sun-to-Sun SMS and 40 SMS to other networks along with 10 minutes Sun-to-Sun voice calls for as low as Php10, valid for one day.

During 2012, Sun Cellular also introduced Sun Trio Loads, which comes with 200 SMS to Sun, Smart and Talk ‘N Text, 10 minutes Sun-to-Sun calls, 3 minutes of calls to Sun, Smart and Talk ‘N Text bundled with 30 minutes of mobile internet for as low as Php20, valid for one day. Moreover, Sun Cellular launched Sun BlackBerry All-Day unlimited services which comes with unlimited mobile internet, unlimited social networking, unlimited instant messaging, unlimited BlackBerry browsing and unlimited BlackBerry Messenger for only Php50 per day.

Sun Cellular postpaid plans offer a variety of services to cater to the emerging needs of the subscribers and provide innovative services at affordable prices. During 2012, Sun Cellular launched Sundroid Rush Plans starting from Php600 per month that comes with a free Android handset and tablet where subscribers can enjoy unlimited Sun Calls and Texts, 350 free texts to other networks and Php250 consumable that can be used for mobile internet and calls to other networks. Sun Cellular also offered IDD plans which allows subscribers to make international calls and send SMS to selected countries for as low as Php2 per minute of voice call or per SMS. The IDD Plans also come with a free Android handset along with free calls and SMS, depending on the plan.

Voice Services. Cellular voice services comprise all voice traffic and voice VAS such as voice mail and international roaming. Voice services remain a significant contributor to wireless revenues, generating a total of Php51,492 million, Php43,885 million and Php45,678 million, or 48%, 47% and 48% of cellular service revenues in 2012, 2011 and 2010, respectively. Local calls continue to dominate outbound traffic constituting 90% of all our cellular minutes. Domestic inbound and outbound calls totaled 50,039 million minutes in 2012, an increase of 8,932 million minutes, or 22%, as compared with 41,107 million minutes in 2011, due to the inclusion of DMPI’s domestic voice traffic for 2012. International inbound and outbound calls totaled 3,433 million minutes in 2012, an increase of 348 million minutes, or 11%, as compared with 3,085 million minutes in 2011, mainly due to the inclusion of DMPI’s international call traffic in 2012. The ratio of inbound-to-outbound international long distance minutes was 7.6:1 for 2012.

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

Due to the inclusion of DMPI’s full year revenues in 2012, our cellular revenues from this service increased by Php4,651 million, or 11%, to Php48,359 million in 2012 from Php43,708 million in 2011, wherein Digitel’s results included were only from October 26, 2011 to December 31, 2011. The resulting increase in DMPI’s text messaging revenue contribution of Php5,386 million was partly offset by lower text messaging revenues from Smart mainly due to NTC-mandated decrease in SMS interconnection charges. In 2012, Smart’s and DMPI’s text messaging system handled 43,920 million outbound messages on standard SMS services and 464,711 million messages generated by bucket-priced text services.

In 2012 and 2011, approximately 50% of our cellular revenues were derived from data usage mainly due to VAS revenues and the inclusion of DMPI’s full year revenues in 2012, partially offset by lower text messaging revenues from Smart.

Smart and DMPI offer the following VAS:

•	internet-based includes revenues from web-based services such as mobile internet browsing and video streaming, net of allocated discounts and content provider costs;

•

Pasa Load/Give-a-load includes revenues from Pasa Load and Dial*SOS, net of allocated discounts. Pasa Load/Give-a-load is a service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers. Dial*SOS allows Smart prepaid subscribers to borrow Php4 of load (three Smart-to-Smart texts plus Php1 air time) from Smart which will be deducted upon their next top-up;

•	SMS-based includes revenues from info-on-demand and voice text services, net of allocated discounts and content provider costs; and

•

MMS-based includes revenues from point-to-point multimedia messaging system, or MMS, and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs.

Smart Unli Data Plan offers unlimited internet browsing on postpaid basis, best suited for subscribers with high data usage. Bundled with the latest handsets, and with free texts and calls, subscribers may choose among the following packages: Plan1500, Plan2000 and Plan3000.

Due to the high level of text messaging service usage, we believe that the Philippine market is well suited for text-based informational and e-commerce services. There is a potential growth in mobile internet browsing as a result of the popularity of social networking and the affordability of smartphones. Our current approach is to continue maximizing our 3G network services while upgrading our network to Long-Term Evolution, or LTE 4G, in anticipation of the growth in mobile internet browsing in order to provide quality of experience to our subscribers.

Wolfpac

Through Wolfpac, we are engaged in the business of consumer mobile applications software development and consumer mobile content development and other allied services. On April 30, 2012, Wolfpac transferred all of its clients under various agreements, access codes with all the rights, interests and obligations, customer receivables, and property and equipment to Chikka.

Chikka

Through Chikka, we provide an internet and GSM-based instant messaging facility for mobile users or subscribers. Services include instant text messaging from personal computer to mobile phones and vice versa, text newsletter, text-based promotions, multi-media messaging, subscription-based services, and other mobile VAS.

Rates

Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads it at least once during the month of initial activation or in the immediately succeeding month. A prepaid cellular subscriber is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload.

Smart Prepaid and Talk ‘N Text Call and Text prepaid cards are sold in denominations of Php100, Php300 and Php500. The Php300 and Php500 cards include 33 and 83 free text messages, respectively. The stored value of a prepaid card remains valid for a period ranging from 30 days to 120 days depending on the denomination of the card, with larger denominations having longer validity periods from the time a subscriber activates the card. We launch from time to time promotions with shorter validity periods. The introduction of electronic loading facility, Smart Load, made reloading of air time credits more convenient and accessible for consumers. Smart Load’s over-the-air reloads have evolved to respond to market needs and now come in various denominations ranging from Php10 to Php1,000 with corresponding expiration periods. The introduction of Smart Load was followed by Pasa Load, a derivative service, allowing prepaid and postpaid subscribers to transfer even smaller denominations to other prepaid subscribers. Since 2005, Smart has offered fixed rate or “bucket” packages as a means of driving subscriber activations and stimulating usage. These bucket packages, which offer a fixed number of text messages or call minutes for a limited validity period, have proven to be popular with subscribers. Smart also offers unlimited voice and text packages under its various brands in order to be competitive and maintain industry leadership. Both bucket packages, and unlimited voice and text packages account for 32% of our cellular service revenues in 2012.

Smart Prepaid subscribers are charged Php6.50 per minute for calls to Smart Prepaid and Talk ‘N Text subscribers and Php7.50 per minute terminating to other cellular or fixed line networks. Talk ‘N Text calls to Talk ‘N Text subscribers are charged Php5.50 per minute while calls to Smart Prepaid and other cellular fixed line subscribers are charged Php6.50 per minute.

In 2012, Sun Cellular continued to offer its range of existing unlimited products and further introduced special product promotions. Sun Cellular introduced an enhanced version of its flagship Call and Text Unlimited product by launching the Sun Call and Text Unlimited Superloaded product, offering unlimited on-network call and text feature of the Call and Text Unlimited Service with the aim to provide more value for money by bundling a set number of free texts to other networks. For example, the Php100 denomination is valid for five days and comes with 300 free texts to other networks. There are also variants with longer validity periods and more free inclusions: Php150 provides Sun Call & Text Unlimited for 7 days with 500 free texts to other networks and includes Php25 regular load, while Php450 is valid for 30 days, includes Php50 regular load and 800 free texts to other networks. Recently, Sun Cellular launched Sun Power Text Unlimited 200 which gives subscribers 30 days of unlimited Sun texts, four hours of Sun-to-Sun calls and 500 texts to other networks.

Smart offers All In, Unli Voice and Text, and Unli Data postpaid plans with monthly service fees ranging from Php299 to Php3,000 for Smart Postpaid and from Php3,500 to Php8,000 for Smart Infinity plans. These plans are allocated free calls, texts and data, and different rates in excess of allocation, depending on the monthly plan. Monthly service fee plans are applicable only to local calls, text messages and data browsing, including VAS.

Sun Cellular offers postpaid services that enable subscribers to place local and international calls and SMS, use mobile internet and utilize a wireless landline through postpaid plans with varying monthly service fees ranging from Php250 to Php3,500. Sun Cellular subscribers not availing of any Call and Text Unlimited service are charged Php5.50 per minute for calls to other Sun Cellular subscribers and Php6.50 to other networks. Local NDD calls are likewise charged at Php6.50 per minute.

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

Smart subscribers pay an international direct dialing rate of US$0.40 per minute. This rate applies to most destinations, including the United States, Hong Kong, Japan, Singapore, the United Kingdom and the United Arab Emirates. Smart charges US$0.98 per minute for 28 other destinations and US$2.18 per minute for another ten destinations. Smart subscribers also have the option of calling at more affordable rates, even for as low as Php2.50 per minute, through HELLOw reloadable IDD card, Smart’s budget IDD service.

Sun Cellular offers an IDD rate of US$0.30 per minute to Japan, Saudi Arabia, United Arab Emirates, Australia, United Kingdom, Italy, Germany, Spain and over 100 other countries. Subscribers can also opt to avail of any of Sun Cellular’s various promos, where international calling rates can reach as low as Php1.50 per minute.

Wolfpac, through Chikka, generates revenues from SMS subscriptions, institutional services and downloadable contents. The subscription price for the SMS subscription and institutional services is pegged at Php2.50 per SMS, while for downloadable content, the subscription price ranges from Php5.00 to Php50.00.

Distribution and Discounts

We sell our cellular services primarily through a network of independent dealers and distributors that generally have their own retail networks, direct sales forces and sub-dealers. We currently have 94 all exclusive regional distributors, 82 key account dealers, 60 of which are exclusive, including DMPI’s 74 exclusive regional distributors and 46 exclusive key account dealers. These dealers include major distributors of cellular handsets and broadband modems whose main focus is telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products. With the introduction of Smart Load, Smart moved into a new realm of distribution. These over-the-air reloads, which were based on the “sachet” marketing concept of consumer goods, such as shampoo and ketchup, required a distribution network that approximates those of fast-moving consumer goods companies. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses approximately 1.4 million retail agents, 80% of which are micro businesses (e.g., neighborhood stores, individual entrepreneurs and individual roving agents). These micro-retailers must be affiliated with one of Smart’s authorized dealers, distributors, sub-dealers or agents. With the prepaid reloading distribution network now extended to corner store and individual retailer levels and minimum reloading denominations as low as Php10, Smart’s prepaid service became more affordable and accessible to subscribers. Sun Cellular also offers over-the-air reloads through Sun’s Xpress Load.

For prepaid services, we grant discounts to dealers for prepaid phone kits, modems, air time cards and over-the-air reloads sold. Smart compensates dealers with Php100 to Php800 in cash discount per unit depending on the price of the prepaid phone kit sold whereas Sun Cellular’s cash discount of Php37 to Php450 varies based on the prepaid phone kit sold. Air time cards and over-the-air reloads are sold at an average discount of approximately 8% and 14%, respectively for Smart, and 10% and 14%, respectively for Sun Cellular. Air time cards cannot be returned or refunded and normally expire within 14 months after release from the Smart warehouse. The same policy is being applied by Sun Cellular.

Wireless Broadband, Satellite and Other Services

Overview

We currently provide wireless broadband, satellite and other services through SBI, DMPI and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator.

SBI

Through SBI with its SmartBro brand, we are engaged in providing wireless broadband and data services to residential consumers as well as small and medium-scale enterprises in the Philippines. Smart provides its SmartBro service through the following technologies: 3G high-speed packet access, or HSPA, 4G HSPA+, LTE, broadband-enabled base stations and WiMax. As at December 31, 2012, we had 1,726,894 subscribers, an increase of 110,541 subscribers, or 7%, as compared with 1,616,353 subscribers as at December 31, 2011. SmartBro aims to strengthen our position in the wireless data service and complements PLDT’s myDSL service in areas where the latter is not available.

DMPI

Through DMPI, with its Sun Broadband Wireless service, we are engaged in providing wireless broadband and data services to residential consumers as well as small and medium-scale enterprises in the Philippines. DMPI’s Sun Broadband Wireless service offers internet users broadband wireless service with 3.5G HSPA technology on an all-IP network. Sun Broadband Wireless aims to strengthen our position in the wireless data service and complements PLDT’s myDSL service in areas where the latter is not available. Sun Cellular also offers promotions for Sun Broadband Wireless subscriptions such as the Sun Broadband Android Bundles which are available under plan bundles 799 and 1,249, mobile wifi promotions for the transport industries and the SBW Gadget Bundle available under Plans 799 and 999, which comes with a free tablet and pocket wifi. As at December 31, 2012, DMPI had 356,068 and 276,062 prepaid and postpaid broadband subscribers, respectively.

PDSI

PDSI provides a suite of high-value IP-based products servicing corporate clients, such as wired and wireless leased line access with security and high availability option, managed services, VoIP and other value-added services such as server co-location and data center services.

ACeS Philippines

ACeS Philippines currently owns approximately 36.99% of AIL. AIL provides satellite-based communications to users in the Asia-Pacific region through the ACeS System and ACeS Service. AIL has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that allow ACeS service subscribers to access GSM terrestrial cellular systems in addition to the ACeS System. Further, AIL has an amended Air Time Purchase Agreement, or ATPA, with National Service Providers in Asia, including PLDT. See Note 24 – Related Party Transactions and Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18 for further discussion regarding the ATPA.

As part of the integration process of the PLDT Group’s wireless business, ACeS Philippines’ operations have been integrated into Smart. This operational integration effectively gives Smart the widest service coverage in the Philippines through the combination of the coverage of ACeS Philippines with Smart’s cellular service.

Revenues

Our revenues from wireless broadband, satellite and other services consist of wireless broadband service revenues of SBI and PDSI, revenues from ACeS Philippines’ satellite information and messaging services, and service revenues generated from PLDT Global’s subsidiaries.

Rates

SmarBro, SBI’s fixed wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.

SBI offers mobile internet access through SmarBro Plug-It, a wireless modem, and SmartBro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time. Both provide instant connectivity in places where there is Smart network coverage. SmartBro Plug-It and SmartBro Pocket Wifi are available in both postpaid and prepaid variants, with prepaid offering 30-minute internet access for every Php10 worth of load. SBI also offers unlimited internet surfing with Unli Surf200, Unli Surf100 and Unli Surf50 for SmartBro Plug-It Prepaid and SmartBro Pocket Wifi subscribers with specific internet usage needs. We also have an additional array of load packages that offer per minute-based and volume-based charging and longer validity periods.

SmartBro WiMAX service is available in Metropolitan Manila and selected key cities in Visayas and Mindanao. WiMAX is a wide area network technology that allows for a more efficient radio-band usage, an improved interference avoidance and higher data rates over a longer distance. WiMAX unlimited broadband usage is available under Plan 799 and Plan 999 with burst speeds of up to 512 kbps and up to 1 Mbps, respectively.

DMPI’s Sun Broadband Wireless service offers internet users affordable broadband wireless service with the most advanced 3.5G HSPA technology on an all-IP network. Sun Broadband Wireless has plans and offerings ranging from Php250 to Php1,399 with speeds of up to 7.2 Mbps.

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

Local Exchange Service

Our local exchange service, which consists of our basic voice telephony business, is provided primarily through PLDT. We also provide local exchange services through our subsidiaries – Philcom and its subsidiaries, BCC, PLDT Global Group, ClarkTel, SubicTel, SBI, PDSI, Maratel and Digitel. Together, these subsidiaries account for approximately 13% of our consolidated fixed line subscribers.

The following table summarizes key measures of our local exchange services as at and for the years ended December 31, 2012, 2011 and 2010:

	2012(1)		2011(2)		2010

Number of local exchange line subscribers		2,063,794		2,166,295		1,822,105
Number of fixed line employees		7,546		9,072		7,395
Number of local exchange line subscribers per employee		273		239		246
Total local exchange service revenues (in millions)	Php	16,483	Php	15,734	Php	15,855
Local exchange service revenues as a percentage of total fixed line service revenues		27%		27%		27%
Local exchange service revenues as a percentage of total service revenues		9%		9%		9%

(1)	Includes Digitel’s local exchange revenue contribution of Php989 million, subscriber base of 206,631 and employee count of 516 as at and for the full year 2012.
(2)	Includes Digitel’s local exchange revenue contribution of Php178 million, subscriber base of 296,395 and employee count of 1,586 for the period from October 26, 2011 to December 31, 2011.

Revenues from our local exchange service increased by Php749 million, or 5%, to Php16,483 million in 2012 from Php15,734 million in 2011 primarily due to the increase in Digitel’s local exchange service revenue contribution by Php811 million and the increase in postpaid wired and PLP lines, partially offset by a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and a decrease in installation charges. The percentage contribution of local exchange revenues to our total fixed line service revenues was 27% in each of 2012, 2011 and 2010.

Rates

Basic monthly charges for our local exchange service in the Metropolitan Manila area were Php592.63 for a single-party residential line and Php1,234.02 for a single business line as at December 31, 2012. Monthly charges vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Regular installation charges amount to Php1,100 for residential customers and Php1,500 for business customers. New products launched on promotion or products bundled on existing services usually waive the installation fee or allow for a minimal installation fee of Php500. Aside from basic monthly charges, we charge our postpaid subscribers separately for NDD, IDD and calls to mobile phones. Calls to PLDT and other landlines within a local area code are free. Our prepaid fixed line customers generally do not pay a basic monthly charge but they can load a minimum amount of Php200 which will expire in a month to have unlimited incoming calls while outbound calls are charged separately depending on the type of call.

PLDT offers both prepaid and postpaid PLP, where subscribers to the services benefit from a text-capable home phone which allows subscribers to bring the telephone set anywhere within the home zone area. These services are primarily intended for subscribers in areas where PLDT has no facilities and is expected to increase our fixed line subscriber base.

For the PLP postpaid regular service, there are two plans being offered: (a) Plan 600 with 600 free local outgoing minutes; and (b) Plan 1,000 with 1,000 free local outgoing minutes; and a charge of Php1 per minute in excess of free minutes for both plans. Another postpaid service currently offered is the Call All plan wherein PLP is bundled with PLDT fixed line service for a monthly service fee of Php850. PLDT also offers wireless broadband services bundled with voice namely: Home Bundle 1299 and Internet@Home plans offered in two plans with monthly service fees of Php990 and Php1,299.

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

Pursuant to a currency exchange rate adjustment, or CERA, a mechanism authorized by the NTC, we are allowed to adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the Philippine peso-to-U.S. dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In a letter dated July 11, 2008, the NTC had approved our request to implement a rate rationalization program for our local service rates. In 2012, we have not made any adjustment in our monthly local service rates.

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

International Long Distance Service

Our international long distance service consists of switched voice and packet-based voice and data services that go through our IGFs. We also generate international long distance revenues through access charges paid to us by other Philippine telecommunications carriers for incoming international voice calls that terminate to our local exchange network. Our packet-based voice and data services are transmitted over our existing traditional circuits, VoIP systems and the network of a consortium of dominant carriers in Asia in which PLDT is a member.

The following table shows certain information about our international long distance services for the years ended December 31, 2012, 2011 and 2010:

	2012(1)		2011(2)		2010

Total call volumes (in million minutes)		2,150		2,029		1,863
Inbound call volumes (in million minutes)		1,691		1,767		1,653
Outbound call volumes (in million minutes)		459		262		210
Inbound-outbound call ratio		3.7:1		6.7:1		7.9:1
Total international long distance service revenues (in millions)	Php	10,885	Php	11,383	Php	11,275
International long distance service revenues as a percentage of total fixed line service revenues		18%		19%		19%
International long distance service revenues as a percentage of total service revenues		6%		7%		7%

(1)	Includes Digitel’s international long distance service revenue contribution of Php688 million and call volumes of 348 million minutes for the full year 2012.
(2)	Includes Digitel’s international long distance service revenue contribution of Php239 million and call volumes of 58 million minutes for the period from October 26, 2011 to December 31, 2011.

International long distance service historically has been a major source of our revenue. However, the decline in inbound termination and collection rates and intense competition have lowered our international long distance service revenues in the past years.

We have been pursuing a number of initiatives to strengthen our international long distance service business, including: (i) lowering our inbound termination rates; (ii) identifying and containing unauthorized traffic termination on our network; (iii) being more selective in accepting incoming traffic from second- and third-tier international carriers; and (iv) introducing a number of marketing initiatives, including substantial cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for customers. In addition, through PLDT Global, we aggregate inbound call traffic to the Philippines at our points of presence and, using our capacity in submarine cable systems connected to each point of presence, transmit calls to our network. PLDT Global is also enhancing the presence of PLDT in other international markets by offering products and services such as international prepaid calling cards, virtual mobile services, SMS transit and other global bandwidth services. We believe these strategies will help us maximize the use of our existing international facilities, and develop alternative sources of revenue.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 2012, 2011 and 2010:

	Net Settlement
	2012		2011		2010
	(in millions)

Saudi Arabia	US$	49	US$	71	US$	32
United Arab Emirates		27		18		14
United States		19		22		31
Japan		11		11		11
Taiwan		9		12		6
Hongkong		8		8		10
Canada		7		3		3
Malaysia		7		2		4
Qatar		5		7		11
Others		19		23		19
Total	US$	161	US$	177	US$	141

Rates

The average termination rate for PLDT was approximately US$0.10 per minute in 2010, US$0.095 per minute in 2011 and approximately US$0.09 in 2012.

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

We also offer international long distance service through PLDT Budget Card, a prepaid call card, which offers low-priced international calling services at IDD call rates ranging from Php1.50 per minute to Php15 per minute depending on the destination to more than 100 calling destinations (excluding the Middle East). Budget Card Middle East Edition offers reduced IDD call rates of Php10 per minute and Php15 per minute to 14 different destinations in the Middle East. Budget Card and Budget Card Middle East Edition are sold in denominations of Php200, Php100 and Php30 and must be consumed within 30 days from first use.

The standard IDD rate of US$0.40 per minute is being offered in all Digitel regular retail plans. To cater to the growing overseas foreign workers market, Digitel launched Choice Elite offering outbound IDD rates to top destination countries for as low as US$0.14 per minute and product bundles for Digitel DSL and SunTel offering a US$0.10 per minute calling to select country destinations. Digitel also offers prepaid international call services via DGMAX, a pure IDD card that offers low-priced IDD calling services with rates ranging from Php1.50 per minute to Php15 per minute for different destinations. DGMAX are sold in two denominations of Php100 and Php50 and must be consumed within 30 days and 15 days, respectively, from first use.

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

The following table shows certain information about our national long distance services for the years ended December 31, 2012, 2011 and 2010:

	2012(1)		2011(2)		2010
Total call volumes (in million minutes)		971		1,126		1,290
Total national long distance service revenues (in millions)	Php	5,272	Php	5,711	Php	6,641
National long distance service revenue as a percentage of total fixed line service revenues		9%		10%		11%
National long distance service revenue as a percentage of total service revenues		3%		3%		4%

(1)	Includes Digitel’s national long distance service revenue contribution of Php346 million and call volume of 39 million minutes for the full year 2012.
(2)	Includes Digitel’s national long distance service revenue contribution of Php68 million and call volume of 10 million minutes for the period from October 26, 2011 to December 31, 2011.

Cellular substitution and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly e-mailing, cellular text messaging and the use of social networking sites, have negatively affected our national long distance call volumes, partially offset by the increase in Digitel’s national long distance service revenue contribution for the year ended December 31, 2012 and higher ARPU primarily as a result of ceasing certain promotions on our national long distance calling rates. The integration of some of our local exchanges into a single local calling area, as approved by the NTC, as well as the interconnection among local telcos, has also negatively affected our national long distance call volumes, and consequently, our revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

Rates

Rates for national long distance calls traditionally were based on type of service, such as whether the call is operator-assisted or direct-dialed. However, in line with its move towards rate simplification, PLDT simplified these rates in recent years to a flat rate of Php5.00 per minute for calls originating and terminating to PLDT fixed line network, and for calls terminating to fixed line networks of other LECs. In recent years, PLDT also simplified its rates for calls terminating to cellular subscribers to a uniform rate of Php14.00 per minute.

In addition, PLDT bundles the free PLDT-to-PLDT calls in some promotions and product/service launchings in order to stimulate fixed line usage.

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

Data and Other Network Services

Our data and other network service revenues include charges for broadband, leased lines and IP-based services. These services are used for broadband internet, and domestic and international private data networking communications.

The following table summarizes key measures of our data and other network services as at and for the years ended December 31, 2012, 2011 and 2010:

	2012(1)		2011(2)		2010
Subscriber base:
Broadband		903,860		859,960		665,027
DSL		887,399		842,273		643,048
WeRoam		16,461		17,687		21,979
SWUP		22,720		20,153		15,641

Total data and other network service revenues (in millions)	Php	25,735	Php	23,155	Php	21,955
Domestic		18,682		16,647		15,647
Broadband		11,640		9,940		8,511
DSL		11,405		9,664		8,263
WeRoam		235		276		248
Leased Lines and Others		7,042		6,707		7,136

International
Leased Lines and Others		5,679		5,358		5,410

VitroTM Data Center		1,374		1,150		898

Data and other network service revenues as a percentage of total fixed line service revenues		42%		39%		37%
Data and other network service revenues as a percentage of total service revenues		14%		14%		13%

(1)	Includes Digitel’s data and other network service revenue contribution of Php1,242 million for the full year 2012 and DSL subscribers of 74,921 as at December 31, 2012.
(2)

Includes Digitel’s data and other network service revenue contribution of Php221 million for the period from October 26, 2011 to December 31, 2011 and DSL subscribers of 99,367 as at December 31, 2011.

Recognizing the growth potential of data and other networking services, including IP-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on these service segments. These segments registered the highest percentage growth in revenues among our fixed line services from 2010 to 2012.

The continuous upgrading of our network using next-generation facilities and the completion of our domestic fiber optic backbone has enabled us to offer a growing range of broadband and value-added services. With this and other technological upgrades, our infrastructure has developed from a traditional voice facility to a nationwide data network.

Domestic data services consist of broadband data services and leased lines and other data services.

In 2012, we continued to broaden our service offerings with the launch of new services and expansion or enhancement of some of the existing offerings.

Broadband data services include: (i) PLDTDSL broadband internet service, which is intended for individual internet users, small and medium enterprises, or SMEs, and large corporate subscribers with multiple branches; and (ii) PLDT WeRoam, our broadband service, running on the PLDT Group’s nationwide wireless network, using GPRS, EDGE, 3G/HSDPA/HSPA/HSPA+ and WiFi technologies.

At the start of 2012, PLDT introduced new bandwidth variants of DSL offerings for businesses with speeds as fast as 15 Mbps, and hardware bundle options where large enterprise customers are able to get top-of-the-line, branded IT devices of their choice together with their DSL.

PLDT WeRoam mobile broadband offers enterprise-grade postpaid packages that include unlimited internet or VPN access with maximum speeds of up to 3.6 Mbps via HSPA technology. WeRoam’s premium hardware bundles are constantly refreshed to provide the latest ICT devices, and VAS such as cloud-based web security and premium static IP addressing are also available to enterprise customers.

Leased lines and other data services include: (i) Diginet, a domestic private leased line service, specifically supporting Smart’s fiber optic and leased line network requirements; (ii) IP-VPN, an end-to-end managed IP-based or Layer 3 data networking service that offers secure means to access corporate network resources; (iii) Metro Ethernet, a high-speed, Layer 2, wide area networking service that enables mission-critical data transfers; (iv) Shops. Work, a connectivity solution designed for retailers and franchisers, linking company branches to the head office; and (v) SWUP, a wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas.

International leased lines and other data services consist mainly of: (i) i-Gate, our premium, direct internet access service, which continues to be the choice among enterprise users for dedicated internet connectivity, as bandwidth capability went beyond 200 Mbps, where heavy users can be provided with as much as 1,000 Mbps of direct i-Gate internet bandwidth, complemented by industry-leading Service Level Agreements; (ii) Fibernet, which provides cost-effective and reliable bilateral point-to-point private data networking connectivity, through our extensive international alliances, to offshore and outsourcing, banking and finance, and semiconductor industries; and (iii) other international managed data services in partnership with other global service providers, such as AT&T, BT, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies.

VitroTM data center, the country’s pioneer and only purpose-built network of Data Centers, provides collocation or rental services, server hosting, disaster recovery, business continuity services, and a host of managed ICT solutions to meet the growing ICT outsourcing needs of Enterprise customers. In 2012, two new VitroTM data centers were built and inaugurated at the Subic Freeport Zone and in the Cebu commercial district, to offer geographical site diversity to Metropolitan Manila and Luzon based customers, as well as to serve the emerging ICT needs within these areas.

PLDT’s cloud infrastructure was completed during the last quarter of 2012, making PLDT the first local telecommunications provider to deploy and market a full-fledged, carrier-grade cloud infrastructure and strategically positions the group to assume leadership in this emerging, new space market. Through cloud, a best-in-class Infrastructure-as-a-Service, or IaaS, product offering is now commercially available, giving the market a high performance alternative for their virtual computing requirements. The PLDT cloud is hosted in VitroTM data centers, assuring customers of enterprise-grade security, reliability and fast access to their subscribed cloud resources.

We have embarked on a state-of-the-art network modernization program with the deployment of FTTH technology that allows for high-speed internet connections. This technology is expected to springboard the offering of multimedia services on top of basic access, such as interactive video services, and will also serve as a robust platform for cable television, allowing seamless simultaneous high definition streaming. Fibr provides fiber optic internet connection using FTTH technology with speeds of up to 100 Mbps. To add more value, Fibr now comes with video-on-demand services that feature blockbuster movies.

Miscellaneous

Miscellaneous services provide directory advertising, facilities management, rental fees and other services which are conducted through our wholly-owned subsidiary, ePLDT, and its subsidiaries, a broad-based integrated information and communications technology company, focusing on infrastructure and solutions for internet applications and online gaming.

Business Process Outsourcing

We conduct our BPO business through the operation of our knowledge processing solutions and customer relationship management. Revenues from our BPO business are mainly denominated in U.S. dollars and as such are impacted by the strength of the Philippine peso. Our BPO business generated revenues of Php9,142 million, Php8,124 million and Php7,573 million for the years ended December 31, 2012, 2011 and 2010, respectively, accounting for 6% in 2012 and 5% in each of 2011 and 2010 of our total revenues. The growth in the revenue contribution from our BPO business was primarily due to the continued growth of our knowledge processing solutions business service revenues.

On February 5, 2013, PLDT entered into an agreement to sell the BPO business owned by its wholly-owned subsidiary, SPi Global (including the businesses described below) to AOGL, a company controlled by CVC. The sale of the BPO business is expected to be completed in April 2013, after satisfaction of agreed closing conditions. PLDT will reinvest some of the proceeds from the sale into AOGL and continue to participate in the growth of the business as a partner of CVC with an economic interest of approximately 20%. See Item 4. “Information on the Company – Recent Developments – Discontinued Operations”, Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations to the accompanying audited consolidated financial statements in Item 18 for further discussion.

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

Customer Relationship Management

We provide our customer relationship management business primarily through SPi CRM. SPi CRM provides offshore, cost-effective contact center outsourcing solutions specializing in inbound customer care; customer and technical support to its clients in the Philippines, U.S. and U.K.; and exclusive customer support and billing requirements to one of the largest direct-to-home satellite television providers in the U.S. In 2012, we owned and operated 6,200 seats with an average of 3,709 CSRs compared to 5,959 seats with an average of 3,360 CSRs in 2011. As at December 31, 2012 and 2011, SPi CRM had six customer relationship management sites.

Infrastructure

Wireless Network Infrastructure

Cellular

Through Smart and DMPI, we operate a digital GSM network. To meet the growing demand for cellular services, Smart and DMPI have implemented an extensive deployment program for its GSM network covering substantially all of Metropolitan Manila and most of the other population centers in the Philippines. As at December 31, 2012, Smart and DMPI have 78 mobile switching centers, 80 text messaging service centers and 18,337 cellular/mobile broadband base stations in operation after consolidating Smart’s 250 base stations to its nationwide cellular network.

Smart has an operating spectrum of 7.5 MHz in the 900 band and 20 MHz in the 1800 band for its GSM network; 15 MHz in the 2100 band and 10 MHz in the 850 band assigned for 3G and W-CDMA. Smart was awarded a 3G license by the NTC in 2005 and received the largest radio frequency allocation of 15 MHz. Smart chose the 1920-1935 MHz and 2110-2125 MHz spectrum, the range that would best enable it to rapidly deploy its 3G network nationwide and at the same time offer the highest quality of 3G service. CURE was assigned 10 MHz of 3G frequency bandwidth in the 1955-1965 to 1955-2155 MHz spectrum, which is the subject of the divestment plan as presented by PLDT to the NTC in relation to PLDT’s acquisition of Digitel. DMPI has a total operating spectrum of 17.5 MHz in the 1800 band and 10 MHz band in the 2100 band, with the latter under the 1935-1945 MHz and 2125-2135 MHz spectrum, contiguous to Smart’s 15 MHz spectrum. See Item 4. “Information on the Company – Development Activities (2010-2012) – Divestment of CURE” for further discussion.

Smart has been co-locating its cell sites where its base stations are installed. In addition, 6 of Smart’s mobile switching centers were housed in PLDT’s fixed line complexes as at December 31, 2012. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks. Due to its access to PLDT’s network facilities, Smart has been able to achieve significant capital expenditure savings, which capital expenditures are understood to be significantly less, on a per net addition basis, than its current competitors. This translates into an improved ability to price competitively and target the mass market subscriber base in the Philippines, while retaining profitability.

Smart has been continuously extending its 3G footprint and since it commenced with 71% population coverage and expects to cover more by the end of 2013 as part of the 3G rollout and expansion program. The 3G network revolutionizes mobile technology by providing more capacity, faster data rates and richer data and video applications. Smart has also been deploying its HSPA+ network in urban areas where there is a demand for mobile broadband applications and where HSPA+ mobile units are more likely to be available.

Smart launched its fourth generation (4G) LTE network in August 2012. To date, Smart has fired up its LTE network in strategic locations in the Philippines. Forthcoming are deployments in select high traffic areas in the nation’s capital and strategic locations to benefit more members of the Philippine population.

The PLDT Group completed a two-year network transformation program covering fixed line, cellular and broadband networks, not only to achieve operating and cost efficiencies and lay the foundation for future technological advances, but primarily to provide superior quality of experience to subscribers. The program with total cost of Php67 billion, also included convergent IT transformation that enhanced business analytics, customer relations management and operations support systems.

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

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment on customers’ premises, local access lines connecting customers to exchanges, referred to as “outside plant,” inter-office lines connecting exchanges, and long distance transmission equipment. We have a total of 481 central office exchanges nationwide as at December 31, 2012 and are continuously expanding the wireline infrastructure in unserved and underserved areas using new technology.

We are continuing the upgrade of our fixed line facilities to the NGN, an IP-based platform that can deliver voice and data services using the same network. NGN enables us to replace the ageing Public Switched Telephone Network, or PSTN, transfer existing customers to this newer platform, and acquire new customers for voice and data services. We expect to complete the upgrading of our fixed line facilities to NGN in 2015, providing subscribers with a diversified range of telecommunication services using IP technology.

This year, complementing our core and transport NGN infrastructure, we continued the roll-out of a more advanced access technology called FTTH. FTTH employs fiber optics all the way up to customer premises. To realize this, we are building a fiber distribution network to connect homes and other premises. This new optical fiber distribution network will eventually replace conventional copper cable. At present, FTTH is potentially capable of delivering up to 2.5 Gigabits per second, or Gbps, bandwidth to customers. This huge bandwidth, when tapped, could enable the Company to additionally deliver highbandwidth content to homes, including high definition broadcast television channels, video-on-demand, and other new services now being offered by leading telcos abroad. We began deploying FTTH in high-end and selected upper middle villages in Metropolitan Manila.

We are also continuously upgrading our data and transport networks to an IP-based platform. This enables us also to retire our old data network and provide new capabilities to our corporate data customers. We also expect to complete this project in 2015.

We also have an internet gateway that provides premium and differentiated services with high-speed, reliable and managed connectivity to the internet. The gateway is composed of high capacity and high performance routers that serve as our IP network gateway to the rest of the world. It provides premium and differentiated internet service to all types of customers ranging from ordinary broadband to high bandwidth internet requirements of corporate customers, knowledge processing solution providers, internet service providers and other service providers.

Furthermore, we have several networks that provide domestic and international connectivity for corporate customers and other carriers. These include the Multi-Service Access Platform, or MSAP, based on Synchronous Digital Hierarchy, or SDH, technology and legacy data networks that provide wide range of bandwidth from low speed to high speed capacity in Gigabits per seconds. These MSAP networks are deployed in strategic areas nationwide. In 2012, we completed Phase 2 deployment of Carrier Ethernet Network to serve the growing demand for Ethernet services from the corporate segment and prepare the network to deliver TV services.

We have our own DFON composed of 11,100 kilometers of fiber optic cable installed across the country connecting its major islands. It is the first fiber optic backbone in the country and is used in delivering voice, video, data, and other broadband and multimedia services nationwide. Our fiber optic network consists of two overlayed systems both of which use 10G/40G/100G coherent Reconfigurable Optical Add-Drop Multiplexer , or ROADM, technology and is composed of nodes connected by terrestrial and submarine cable links and is configured in seven self-healing rings and fourself-healing subtending rings which allow continuous flow of traffic in the event of single link failure. All major rings, except for one major ring in the Visayas, are provided with a third fiber optic cable route which further protects the network from outages in case of double/multiple link failures within the ring. Third leg for the remaining major ring in the Visayas will be implemented this year. To date, the PLDT DFON has an aggregate capacity of nearly 5 Terabits per second and is connected directly to three of PLDT’s international submarine cable stations. The DFON is complemented by terrestrial microwave backbone to deliver services to areas not covered by fixed terrestrial transport network.

We likewise have an IP backbone network composed of high-capacity, high-performance core and edge routers which provides connectivity to all IP-based network elements of PLDT, Smart, other affiliates and subsidiaries, and corporate customers. It serves as the common, but highly resilient, IP transport platform for all IP-based services of the PLDT Group.

For many years and until today, PLDT has been using the poles of Meralco in Metropolitan Manila and in the rest of Meralco’s service areas for PLDT’s outside plant aerial cable pursuant to lease agreements with Meralco.

Digitel has fixed line infrastructure with similar network architecture and technologies as PLDT’s infrastructure. It has legacy PSTN network in all of its service areas in Luzon and Metropolitan Manila and also has a DSL network deployed in a majority of its service areas. Digitel has a Luzon-wide transmission system consisting of microwave radio and fiber optics systems used to connect transit exchanges and other operators. The majority of Digitel’s transmission network runs on microwave radio systems. Digitel has its own IP backbone, internet gateway and international voice gateway.

Considering the similarity of technology used, service coverage and products being offered, we believe there are significant potential gains for cost efficiency through a converged network. Aside from the DFON, which serves as the common high bandwidth FOC-based backbone network for the PLDT Group, PLDT and Digitel have embarked on further synergy initiatives to rationalize and integrate the network which includes, among others, the outside plant, the DSL network, the IP backbone, the transmission systems, the internet gateway, international voice gateway, the PSTN, and NGN. Customer care systems and operation support systems are also rationalized and integrated to align with the converged network.

International

PLDT provides international network services via two international gateways. PLDT’s two international gateways are located in the cities of Manila and Makati. At the moment, we have two new IP softswitches that are expected to replace PLDT two legacy switches which we use to provide international voice services. As at December 31, 2012, PLDT’s international long distance facilities allow direct correspondence with 42 countries (representing 96 correspondents) and can reach 668 foreign destinations (via direct and transited routes including fixed and mobile network destination breakouts) worldwide.

As at December 31, 2012, Digitel’s international long distance facilities also allows direct correspondence with 20 countries (representing 46 correspondents) and can reach 182 foreign destinations (via direct and transited routes including fix and mobile breakouts) worldwide. In addition, Digitel has two IGF switches, located in Mandaluyong City and Quezon City. These two gateway facilities can provide instant connectivity to more than 79 international destinations, complementing PLDT’s reach.

We also own interests in submarine cable systems, through which we route all of our international voice and data traffic as well as private data lines.

The table below shows the submarine cable systems in which PLDT has interests and the countries or territories they link:

Cable System	Countries Being Linked

Asia-Pacific Cable Network 2, or APCN2	Philippines, Hong Kong, Japan, Korea, Malaysia, Singapore, China and Taiwan
SEA-ME-WE-3	Japan, Korea, China, Taiwan, Hong Kong, Macau, Philippines, Vietnam, Brunei, Malaysia, Singapore, Indonesia, Australia, Thailand, Myanmar, Sri Lanka, India, Pakistan, United Arab Emirates, Oman, Djibouti, Saudi Arabia, Egypt, Cyprus, Turkey, Greece, Italy, Morocco, Portugal, France, UK, Belgium and Germany
China-United States Cable Network, or CUCN	Japan, China, Taiwan, Korea, Guam and the U.S. Mainland
FLAG Cable	Japan, Korea, China, Hong Kong, Malaysia, Thailand, India, United Arab Emirates, Saudi Arabia, Egypt, Italy, Spain and UK
Southern Cross Cable	U.S. Mainland, Hawaii, Fiji, Australia and New Zealand
East Asia Crossing, or EAC Cable	Japan, Hong Kong, Korea, Taiwan, Singapore and the Philippines
Pacific Crossing-1, or PC1, Japan-U.S., TGN-P, Unity	Japan and the U.S.
AAG Cable Network	Malaysia, Singapore, Thailand, Vietnam, Brunei, Hong Kong, Philippines, Guam, Hawaii and the U.S. Mainland
Asia Submarine-cable Express, or ASE	Philippines, Japan, Singapore, Malaysia and Hong Kong

PLDT, in partnership with leading telecom firms in Asia, completed the construction of the ASE optical fiber cable system on August 10, 2012 in partnership with leading telecom firms in Asia. The 7,200-kilometer undersea cable network uses 40 Gbps technology that is upgradeable to 100 Gbps, with a minimum design capacity of 15 Terabits. With its landing station at Daet, Camarines Norte, the ASE provides the first and only direct cable connection from the Philippines to Japan that avoids the earthquake-prone sea south of Taiwan, through which the other cable systems pass across.

On August 30, 2012, the APCN2 Stage 1g and 2d upgrade projects were completed, providing PLDT with additional capacity (in multiples of 10Gs). PLDT has also acquired additional transpacific capacities in Unity, TGN-P and PC1 to interconnect with APCN2 and ASE.

Adding up to the above inventory is Digitel’s submarine cable capacities in EAC, PC1 and CUCN.

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

In January 2009, access charge for domestic calls from fixed line to other network’s fixed line was updated to Php3.00 per minute; access charge for calls from fixed line to CMTS was updated to Php4.00 per minute. Meanwhile, CMTS calls to fixed line network remained at Php3.00 per minute.

PLDT is an Inter Exchange Carrier providing transit service among CMTS, LEC operators including the PAPTELCO. Transit is a service being provided by PLDT to connect calls from one carrier to other carriers mostly those that have no direct interconnection. Since January 2009, PLDT’s transit fee remains at Php0.50 per minute for short haul (intra-island), Php1.25 per minute for long-haul (inter-island) and Php1.14 per minute for CMTS calls.

PLDT has continuously and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines being issued by the NTC or any authorized government agency. These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside. As at December 31, 2012, PAPTELCO has 42 member companies operating 114 main telephone exchanges in the countryside.

As at December 31, 2012, the PLDT Group is interconnected with 96 foreign carriers from 42 countries worldwide with 668 international destinations.

The average international termination rate for calls to PLDT was approximately US$0.10 per minute in 2010, US$0.095 per minute in 2011 and approximately US$0.09 in 2012. Despite the global trend towards reductions in wholesale international termination rates, PLDT has only implemented modest rate reductions since 2009. Also, PLDT carries international calls terminating to Smart network where it has no direct interconnection.

The average international termination rate for calls to Smart was approximately US$0.125 per minute in 2010, 2011 and 2012. Access charge for SMS from Smart to other CMTS operators and vice versa had been reduced from Php0.35 per SMS to Php0.15 per SMS effective November 30, 2011, as mandated by the NTC through Memorandum Circular No. 02-10-2011.

The average international termination rates for calls to Digitel was approximately US$0.10 per minute in 2010, US$0.097 per minute in 2011 and approximately US$0.094 in 2012. For international calls terminating DMPI/Sun Cellular, the average termination rates were approximately US$0.104 per minute in 2010, US$0.103 in 2011 and approximately US$0.101 in 2012.

Licenses and Regulations

Licenses

PLDT, SubicTel, ClarkTel, Philcom, Smart, Digitel, SBI and CURE provide telecommunications services pursuant to legislative franchises which will expire, in the case of PLDT, on November 28, 2028; in the case of SubicTel, in 2019; in the case of ClarkTel, on June 30, 2024; in the case of Philcom, in November 2019; in the case of Digitel, in February 2019; in the case of Smart, on March 27, 2017 and with respect to spectrum transferred from PCEV, on May 14, 2019; in the case of SBI, on July 14, 2022; in the case of DMPI, on December 11, 2027; and in the case of CURE, on April 24, 2026, although PLDT has agreed to divest the CURE spectrum as a part of the NTC decision with respect to PLDT’s acquisition of a controlling interest in Digitel. A franchise holder is required to obtain operating authority from the NTC to provide specific telecommunications services. These approvals may take the form of a CPCN, or, while an application for a CPCN is pending, a provisional authority to operate. Provisional authorities are typically granted for a period of 18 months. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a license or permit, such as a CPCN or provisional authority, has made timely and sufficient application for the extension thereof, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the administrative agency concerned.

PLDT

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which will expire at various times between now and 2028. The CPCNs pursuant to which PLDT may provide services to most of the Metropolitan Manila area, Davao and other Philippine cities expired in 2003. Although some of PLDT’s CPCNs and provisional authorities have already expired, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and is therefore entitled to continue to conduct its business under its existing CPCNs and provisional authorities pending the NTC’s decision on these extensions. PLDT expects that the NTC will grant these extensions; however, there can be no assurance that this will occur. The periods of validity of some of PLDT’s CPCNs has been extended further by the NTC to November 28, 2028, coterminous with PLDT’s current franchise under R.A. 7082. Motions to extend the period of validity of the other CPCNs to November 28, 2028 have been granted by the NTC. See Item 3. “Key Information – Risk Factors – Risk Relating to Us – Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises, rates and taxes” for further discussion.

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

On August 31, 2011, the NTC rendered its decision in NTC Case No. 2011-030 granting provisional authority for PLDT to participate in the ownership, construction and maintenance of the ASE submarine cable network and further authorizing PLDT to construct the Philippine terminal station thereof in Daet, Province of Camarines Norte. The said provisional authority was valid for 18 months from receipt thereof by PLDT or up to February 28, 2013. PLDT filed an application for extension of its provisional authority on February 12, 2013.

Digitel

Digitel operates its business pursuant to a number of provisional authorities and CPCNs. Under these CPCNs, Digitel may provide services to: (a) install, operate, maintain and develop telecommunications facilities in Regions I to V; (b) install, operate and maintain telephone systems/networks/services in Quezon City, Valenzuela City and Malabon, Metropolitan Manila and Tarlac; (c) install, operate and maintain an IGF in Binalonan, Pangasinan; (d) install, operate and maintain an IGF in Metropolitan Manila; (e) operate and maintain a National Digital Transmission Network; (f) install, operate, and maintain a nationwide CMTS using GSM and/or CDMA technology; and (g) install, operate and maintain a cable landing station. Digitel was also granted provisional authorities to: (a) install, operate and maintain LECs in the National Capital Region; and (b) install, operate and maintain LEC services in Visayas and Mindanao.

Smart

Smart operates its cellular, international long distance and national long distance services pursuant to CPCNs, the terms of which will expire upon the expiration of its franchise. On July 22, 2002, Smart was granted separate CPCNs to operate a CMTS and an IGF. On August 26, 2002, Smart was granted a CPCN to install, operate and maintain nationwide global mobile personal communications via satellite which will also expire upon expiration of its franchise. On February 19, 2008, Smart was granted a CPCN to establish, install, maintain, lease and operate an international private leased circuit for a term that is coterminous with the expiration of its franchise. Prior to that, Smart was permitted to engage in these activities pursuant to a provisional authority and timely filed an application for the grant of such CPCN. On September 29, 2009, Smart was granted a provisional authority to install, operate and maintain a nationwide data communications network which is valid for 18 months or up to March 29, 2011. Smart filed a motion for issuance of CPCN or extension of provisional authority on March 3, 2011. Acting on the motion, the NTC issued an Order on June 24, 2011, extending the provisional authority from March 28, 2011 up to but not beyond March 28, 2014. On May 28, 2010, the NTC issued an order granting the extension of Smart’s provisional authority to construct, install, operate and maintain a nationwide public calling office and payphone service from January 5, 2010 up to January 4, 2013. On January 2, 2013, Smart filed a Motion for Issuance of CPCN and/or extension of provisional authority. The said motion remains pending with the NTC as at the date.

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

Smart was awarded by the NTC additional frequency band 825-835/870-880 MHz for 3G use on March 6, 2008. Smart was required to pay to NTC the spectrum user fee, or SUF, of Php150 million based on the additional 10 MHz of 3G frequencies.

DMPI

On August 28, 2003, the NTC approved the assignment by Digitel of its authority to construct, install, operate and maintain a nationwide CMTS using GSM and/or CDMA technology to its wholly-owned subsidiary, DMPI. DMPI operates under the trade name Sun Cellular and is also a grantee of a 25-year legislative franchise under R.A. 9180, which will expire on December 11, 2027. DMPI was also awarded a 3G license by the NTC with 10MHz radio frequency allocation.

SBI

On January 8, 2010, the NTC approved the transfer to SBI of PCEV’s CPCN to establish, construct, operate and maintain a nationwide CMTS and PCEV is now an investment holding company. The CPCN for CMTS transferred to SBI had a validity of 15 years from the date of issuance or until August 18, 2012, which was extended for a period coterminous with the life of SBI’s franchise, or July 2022, by order of the NTC on November 8, 2012.

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

CURE

CURE is a grantee of a 25-year congressional franchise under R.A. 9130, which will expire on April 24, 2026, to construct, install, establish, maintain, lease and operate wire and/or wireless telecommunications system throughout the Philippines. The NTC granted CURE a provisional authority to install, operate and maintain a nationwide 3G network on January 3, 2006 valid for 18 months, which was subsequently extended for three years from January 4, 2007 until January 3, 2010. On December 3, 2009, CURE filed a motion for the issuance of CPCN or extension of its provisional authority. CURE had also submitted its roll-out plan to the NTC on January 4, 2010. As at the date of this annual report, this motion is still pending with the NTC. The congressional franchise, spectrum and associated permits of CURE are expected to be divested as part of the NTC decision with respect to the Digitel acquisition. See Item 4. “Information on the Company – Development Activities (2010-2012) – Divestment of CURE” for further information.

PDSI

PDSI is a grantee of a 25-year congressional franchise under R.A. 8992 which will expire on January 26, 2026 to construct, install, establish, operate and maintain for commercial purposes and in the public interest, the business of providing basic and enhanced telecommunications services in and between provinces and municipalities in the Philippines and between the Philippines and other countries and territories.

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

The following table sets forth the spectrum system, licensed frequency and bandwidth used by Smart, Digitel, SBI, CURE and PDSI:

Carrier	Spectrum System	Frequency Assignment	Bandwidth

Smart	ETACS/GSM 900	897.5-905/942.5-950 MHz	7.5 MHz
	GSM 1800	1725-1730/1820-1825 MHz	5.0 MHz
		1730-1732.5/1825-1827.5 MHz	2.5 MHz
		1735-1740/1830-1835 MHz	5.0 MHz
		1745-1750/1840-1845 MHz	5.0 MHz
		1780-1782.5/1875-1877.5 MHz	2.5 MHz
	3G (W-CDMA)	1920-1935/2110-2125 MHz	15.0 MHz
		825-835/870-880 MHz	10.0 MHz

Digitel	GSM 1800	1760-1775/1855-1870 MHz	15.0 MHz
		1782.5-1785/1877.5-1880 MHz	2.5 MHz
		1935-1945/2125-2135 MHz	10.0 MHz
		2520-2535 MHz	15.0 MHz

SBI	AMPS/CDMA	824-825/869-870 MHz	1.0 MHz
		845-846.5/890-891.5 MHz	1.5 MHz

	Wireless broadband	2670-2690 MHz(1)	20.0 MHz
		2400-2483.5 MHz(1)	73.0 MHz
		3400-3590 MHz(1)	94.0MHz
		5470-5850 MHz(1)	123.0MHz

CURE	3G	1955-1965/2145-2155 MHz(2)	10.0 MHz

PDSI	BWA (WiMAX)	2332.5-2362.5MHz	30.0 MHz

(1)	SBI frequency assignments on these bands are non-contiguous and are on a per station and location basis.
(2)

The congressional franchise, spectrum and associated permits of CURE are expected to be divested as part of the NTC decision with respect to the Digitel acquisition. See Item 4. “Information on the Company — Development Activities (2010-2012) — Divestment of CURE” for further information.

Material Effects of Regulation on our Business

Operators of IGFs and cellular telephone operators, pursuant to E.O. No. 109, are required to install a minimum number of local exchange lines. Of these new lines, operators are required to install one rural exchange line for every ten urban exchange lines installed. Smart and PCEV were required to install 700,000 and 400,000 rural lines, respectively, and each has received a certificate of compliance from the NTC.

PLDT, SubicTel, ClarkTel, Philcom, Smart, Digitel, PCEV, SBI and CURE, are required to pay various permit, regulation and supervision fees to the NTC. PLDT was previously engaged in disputes with the NTC over some of the assessed fees. For more information on the disputes involving PLDT, see Item 8. “Financial Information – Legal Proceedings – NTC SRF.”

During the 15th Philippine Congress in 2010, Smart was requested to attend a hearing regarding HB No. 1224 or the Corporate Social Responsibility Act Bill filed by Rep. Gloria Macapagal-Arroyo and Rep. Diosdado Macapagal Arroyo. Aside from this proposed legislation, both the Congress and the Senate of the Philippines have pending bills filed by various legislators concerning Anti-Trust, Competition and the setting up of a Fair Trade Commission. Senate Bill No. 1 introduced by Sen. Juan Ponce Enrile seeks to penalize unfair trade and anti-competitive practices in restraint of trade, unfair competition, abuse of dominant power and aims to strengthen the powers of regulatory authorities. The bill penalizes cartelization, monopolization, abuse of monopoly power or dominant position, and other unfair competition practices. The PLDT Group submitted its position paper on the bill on November 11, 2010. Other Senate bills which have been introduced during the 15th Congress on the subject matter are Senate Bill nos. 123, 175 and 1838. The various committee hearings on these Senate bills have already been concluded and the Senate of the Philippines is expected to come out with one final version in substitution of these various Senate Bills any time soon. HB No. 4835, a consolidated bill in substitution of HB Nos. 549, 913, 1007, 1583, 1733, and others, is a similar bill proposed in the House of Representatives, which penalizes anti-competitive agreements, abuse of dominant position, and anti-competitive mergers and establishes a Philippine Fair Competition Commission, or the Commission. Under this proposed bill, the Commission has the power, among others, to commence investigations on transactions, agreements, or acts, that prevent, distort or restrict competition. It is relevant that the bill considers a prima facie case of anti-competitive agreement when two or more firms that are ostensibly competing for the same relevant market and actually perform or complementary acts among themselves which tend to bring about artificial and unreasonable increase, decrease or fixing in the price of any goods or when they simultaneously and unreasonably increase, decrease or fix the prices of their seemingly competing goods thereby lessening competition in the relevant market among themselves. This bill has undergone third reading but to date, no final version has yet been released.

There are also bills introduced in the 15th Congress of the Philippines which seek to regulate interconnection charges by either prescribing lower rates or, worse, abolishing the same. Some of them are HB Nos. 4939 of Representative Winston Castelo, HB No. 4598 of Representative Joseph Violago and HB No. 2858 of Representatives Rufus B. Rodriguez and Maximo B. Rodriguez. Committee hearings on these bills are ongoing.

The NTC has issued a number of directives that regulate the manner in which we conduct our business:

•

On July 3, 2009, the NTC issued Memorandum Circular No. 03-07-2009, imposing an extension of the expiration of the prepaid loads from two months to various expiration periods ranging from three days to 120 days. Smart and DMPI has been implementing the new validity period of prepaid loads since July 19, 2009.

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

•

On July 23, 2009, the NTC issued Memorandum Circular No. 05-07-2009 mandating cellular operators, including Smart, to charge calls on a maximum six-second per pulse basis instead of the previous per minute basis whether the subscriber is prepaid or postpaid. The NTC granted Smart the provisional authority to charge new rates and implement six-second per pulse scheme on December 5, 2009. Smart subsequently implemented the six-second per pulse directive by billing on a six-second per pulse basis, if subscribers entered additional dialing numbers as a prefix before the actual number. The NTC opposed Smart’s implementation of the six-second per pulse directive. In December 2009, Smart and other CMTS providers challenged the implementation of the NTC memorandum circular before the Court of Appeals, which issued a writ of preliminary injunction preventing the NTC from implementing its six-second per pulse billing directive. On December 28, 2010, the Court of Appeals promulgated a decision finding that the NTC had no basis to impose the rates it fixed for the six-second per pulse and that the CMTS operators have the option to file their rate applications anew. However, the Court ruled also that under the NTC memorandum circular, the six-second per pulse is the default mode and that the NTC has the power to regulate the rates of CMTS providers under Section 17 of R.A. 7925, even in the absence of ruinous competition, monopoly, cartel or combination thereof in restraint of free competition. The NTC, through the Office of the Solicitor General filed a motion for partial reconsideration of the decision which Smart opposed. Smart and the other petitioners, except DMPI, likewise filed separate motions for partial reconsideration. The Court of Appeals denied all motions for reconsideration on January 19, 2012. Smart and CURE filed their petitions for review with the Supreme Court on March 15, 2012 and March 12, 2012, respectively. The six-second per pulse billing scheme is expected to have a negative impact on Smart’s revenue, profit and ARPU as this is expected to decrease the amount of time billed per call as a result of moving to shorter billing intervals of six seconds from the previous one minute.

•

On February 18, 2011, the NTC issued Memorandum Circular No. 01-02-2011 which among others required mobile phone providers like Smart and DMPI to make internet access through mobile phones optional; inform their subscribers of charges for internet access through mobile phones; and remind subscribers through SMS if at least 50% of credit limit has already been consumed.

•

On October 24, 2011, the NTC issued Memorandum Circular No. 02-10-2011 which mandates that interconnection charge for SMS between two separate networks shall not be higher than Php0.15 per SMS. Accordingly, Smart amended its interconnection amendments with other SMS providers in compliance with the circular. However, the NTC issued a show cause order dated December 12, 2011 requiring it to explain in writing within 15 days from receipt of the order why it has not lowered SMS retail rates despite the issuance of Memorandum Circular No. 02-10-2011. Smart and DMPI filed their answers on January 12, 2012, arguing, among others, that the circular does not mandate the reduction of SMS retail rates and that the NTC has no power to impose rates on mobile operators.

•

On July 15, 2011, the NTC issued Memorandum Circular No. 7-7-2011 which required broadband service providers to specify the minimum broadband/internet connection speed and service reliability and the service rates in advertisements, flyers, brochures and service agreements. The said Memorandum Circular also set the minimum service reliability of broadband service to 80%.

•

On December 19, 2011, the NTC issued a decision lowering the interconnection charge to/from LEC and to/from CMTS to Php2.50 per minute, from Php4.00 per minute for LEC to CMTS and Php3.00 per minute from CMTS to LEC, making it in parity with each other. PLDT and Smart separately filed their respective motions for reconsideration alleging among others that interconnection, including the rates thereof, should be by law a product of bilateral negotiations between the parties and the decision was unconstitutional as an invalid exercise by the NTC of its quasi-legislative powers and violates the constitutional guarantee against non-impairment of contracts. As at the date of this report, the matter is pending before the NTC.

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

Competition

Including us, there are three major LECs, eight IGF providers and two major cellular operators in the country. Some new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. However, barriers to entry are quite high given the amount of investment needed to be made by new entrants in order to match the infrastructure of the existing operators.

Cellular Service

There are presently only two major cellular operators, namely us and Globe, following the acquisition of the Digitel Group by PLDT in October 2011. Cellular market penetration in the Philippines is in excess of 100% based on SIM ownership.

Competition in the cellular telecommunications industry has intensified starting the middle of 2010 with greater availability of unlimited offers from the telco operators resulting in increased volumes of calls and texts but declining yields. Even after PLDT’s acquisition of the Digitel Group in the last quarter of 2011, Globe continued to compete aggressively to gain revenue market share, albeit on a more regional/localized basis. Competition also increased in the postpaid space with more aggressive promotions involving greater handset subsidies. The principal bases of competition are price, including handset prices in the case of postpaid plans, quality of service, network reliability, geographic coverage and attractiveness of packaged services. Smart was able to defend and stabilize its revenue market share in 2012 by matching Globe’s offers and by highlighting the quality of Smart’s network.

Smart’s network leads the industry in terms of coverage with 18,337 cellular/mobile broadband base stations, including DMPI’s 6,760 base stations as at December 31, 2012.

Today, competition remains intense but appears to have stabilized.

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

On February 14, 2006, Smart opened its 3G network in selected key cities nationwide, making video calling, video streaming, high speed internet browsing and special 3G content downloads on its 3G network available to subscribers with 3G handsets. In May 2008, DMPI started to operate its 3G network. Likewise, Globe has been rolling out its 3G network. At the end of February 2012, the PLDT Group’s 3G network has achieved about 71% population coverage.

In August 2012, Smart launched its LTE network which currently includes 1,000 LTE sites present in 69 municipalities in 46 cities nationwide.

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

In order to avail themselves of promotions and cost efficient network-to-network calling rates, cellular subscribers in the Philippines have increasingly been subscribing to the services of multiple wireless operators. As a result, the increases in 2012 and 2011 in our cellular subscriber base and the penetration rate of the wireless market in the Philippines were primarily attributable to such “multiple SIM card ownership”.

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

There are currently three major fixed wireless landline services in the market that resemble a cellular phone service but provide the same tariff structure as a fixed line service such as the charging of monthly service fees. The earliest of such service was provided by Digitel, now part of PLDT, in the fourth quarter of 2005 at a fixed monthly rate of Php672. This service is provided mostly in selected areas of Southern and Northern Luzon where Digitel did not have fixed cable facilities. Globe quickly followed suit with a similar service at a monthly rate of Php995 which bundled a wireless landline and broadband internet connection of up to 384kbps. This service is offered in limited areas of Metropolitan Manila such as Makati, Las Piñas, the Visayas region and selected areas of Southern Luzon such as Cavite and Batangas.

BayanTel launched a similar service at lower rates in the second half of 2006, which service maintains two major price points open to both residential and business subscribers. This service is available under two plans, a plan at a monthly rate of Php699 for customers in Metropolitan Manila and a plan at a monthly rate of Php599 for customers in selected regional areas of the Philippines.

In March 2007, we introduced the PLP, a postpaid fixed wireless service which was initially available only in regional areas where there were no available PLDT fixed cable facilities. There are two plans being offered for the PLP postpaid regular service: (a) Plan 600 with 600 free local outgoing minutes; and (b) Plan 1,000 with 1,000 free local outgoing minutes, and a charge of Php1 per minute in excess of free minutes for both plans. In March 2008, we introduced the prepaid variant of the PLP. There are two load plans being offered for the PLP prepaid service: (a) Php300 load denomination with free 150 local outgoing minutes; and (b) Php600 load denomination with free 600 local outgoing minutes. Both prepaid plans include unlimited incoming calls for one month, and charges Php2 per minute and Php1 per minute in excess of free local outgoing minutes for Php300 and Php600 load denominations, respectively.

International Long Distance Service

There are 11 licensed IGF operators in the country, including us. While we still maintain a leadership position in this highly competitive service segment of the industry, our market share in recent years has declined as a result of: (1) competition from other IGF operators; (2) an increase in inbound and outbound international long distance calls terminating to and originating from the growing number of cellular subscribers; and (3) the popularity of alternative and cheaper modes of communication such as text messaging, e-mail, internet telephony and the establishment of virtual private networks for several corporate entities, further heightening the competition.

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

While national long distance call volumes have been declining, we have remained the leading provider of national long distance service in the Philippines due to our significant subscriber base and ownership of the Philippines’ most extensive transmission network.

PLDT launches from time to time promotions bundled with our other products to attract new subscribers, including free PLDT-to-PLDT NDD service.

Data and Other Network Services

The market for data and other network services is a growing segment in the Philippine telecommunications industry. The growth has been spurred by the significant growth in consumer and retail broadband internet access, enterprise resource planning applications, customer relationship management, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both here and abroad. Our major competitors in this area are Globe and BayanTel. The principal bases of competition in data services market are coverage, price, value for money, bundles or free gifts, customer service and quality of service.

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

Properties

We own four office buildings located in Makati City and own and operate 481 exchanges nationwide, of which 58 are located in the Metropolitan Manila area, including DMPI’s 10 exchanges. The remaining 423 exchanges, including DMPI’s 198 exchanges, are located in cities and small municipalities outside Metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications. As at December 31, 2012, we had 10,440 cell sites, 18,337 cellular/mobile broadband base stations and 2,871 fixed wireless broadband-enabled base stations, which include DMPI’s 4,459 cell sites and 6,760 cellular/mobile broadband base stations.

As at December 31, 2012, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•	71% consisted of cable, wire and cellular facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

•	13% consisted of central office equipment, including IGFs, pure national toll exchanges and combined local and toll exchanges;

•	10% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet;

•

1% consisted of information origination and termination equipment, including pay telephones and radio equipment installed for customers use, and cables and wires installed within customers’ premises; and

•	5% consisted of other work equipment.

For more information on these properties, see Note 9 – Property, Plant and Equipment to the accompanying audited consolidated financial statements in Item 18.

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

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites, telecommunications equipment locations and various office equipment. For more information on the obligations relating to these properties and long-term obligations, see Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18.

For 2013, we expect that cash from operations should enable us to increase the level of our capital expenditures for the continued expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to maximize existing technologies and increase capacity to accommodate expected continued increases in call and text volumes as a result of unlimited voice and text offerings and other promotions. Our 2013 budget for consolidated capital expenditures is approximately Php29 billion, of which approximately, approximately Php13 billion is budgeted to be spent by Smart; Php12 billion is budgeted to be spent by PLDT; approximately Php3 billion is budgeted to be spent by Digitel; and the balance represents the budgeted capital spending of our other subsidiaries. PLDT’s capital spending is intended principally to finance the continued build-out and upgrade of its broadband data and IP infrastructures and for its fixed line data services and the maintenance of its network. Smart’s capital spending is focused on building out its coverage, leveraging the capabilities of its newly modernized network, expanding its transmission network, increasing international bandwidth capacity and expanding its 3G and wireless broadband networks in order to enhance its data /broadband capabilities. Smart is also enhancing its network and platforms infrastructure and systems to support solutions deployment, campaign analytics and service delivery platform to enable customized and targeted services. Digitel’s capital spending is intended principally to finance its mainstream services and integration with the PLDT Group network of its core and transmission network to increase penetration, particularly in provincial areas to achieve greater business benefits from a closely synergized environment.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information – Risk Factors” and elsewhere in this report. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS. For convenience, certain Philippine peso financial information in the following discussions has been converted to U.S. dollars at the exchange rate at December 31, 2012 of Php41.08 to US$1.00, as quoted through the Philippine Dealing System.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into business units based on our products and services and have four reportable operating segments which serve as the basis for management’s decision to allocate resources and evaluate operating performance:

•

Wireless — wireless telecommunications services provided by Smart, CURE, and DMPI, which is the operator of the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; SBI and PDSI, our wireless broadband service providers; Wolfpac and Chikka and its subsidiaries, or Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•

Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., Philcom or Philcom Group, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, PLDT Global, and Digitel, all of which together account for approximately 13% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, IPCDSI and AGS Group; netGames, Inc.; and bills printing and other VAS-related services provided by ePDS;

•

BPO — knowledge processing solutions provided by SPi Technologies, Inc., or SPi, and its subsidiaries, or SPi Group; and customer relationship management provided by SPi CRM Inc., or SPi CRM, SPi Global Investments Limited, and Infocom; and

•	Others — PCEV, an investment holding company.

For a more detailed overview of our four main business segments, see Item 4. “Information on the Company – Organization – Wireless”, Item 4. “Information on the Company – Organization – Fixed Line” and Item 4. “Information on the Company – Organization – Business Process Outsourcing”, respectively.

Key performance indicators and drivers that our management uses for the management of our business include, among others, the general economic conditions in the Philippines, our subscriber base, traffic volumes, and interconnection arrangements.

In addition, our results of operations and financial position are with increasing significance affected by fluctuations of the Philippine peso against the U.S. dollar. Since a substantial portion of our indebtedness is denominated in U.S. dollars, a depreciation or appreciation of the Philippine peso against the U.S. dollar as at the end of the most recent fiscal year compared to the end of the previous fiscal year may result in our recognition of significant foreign exchange losses or gains, respectively. For example, the Philippine peso appreciated against the U.S. dollar from Php43.92 as at December 31, 2011 to Php41.08 as at December 31, 2012, as a result of which we recognized in 2012 foreign exchange gains in the amount of Php3,282 million, representing an increase of Php4,017 million as against foreign exchange losses in the amount of Php735 million in 2011. Moreover, since approximately 27% of our revenues are either denominated in U.S. dollars or linked to the U.S. dollar, a depreciation or appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar increases or decreases our revenues in Philippine peso terms and increases or decreases our cash flow from operations, respectively. For example, the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php42.24 in 2012 from Php43.31 in 2011 decreased our U.S. dollar and U.S. dollar-linked revenues in Philippine peso terms. Furthermore, fluctuations of the Philippine peso against the U.S. dollar resulted in gains or losses on our derivative financial instruments, which with increasing significance affect our results of operations and financial position. For example, we recognized net losses on derivative financial instruments of Php2,009 million in 2012 from net gains on derivative financial instruments of Php201 million in 2011.

On October 26, 2011, we completed the acquisition of the Digitel Group. Our historical consolidated financial statements for the year ended on December 31, 2010 do not include financial results of the Digitel Group, and neither pro forma nor historical consolidated financial statements showing our combined results of operations and financial position with Digitel Group, have been prepared or are being provided in this annual report. Our financial statements for the year ended December 31, 2011 include the financial results of the Digitel Group for the period from October 26, 2011 to December 31, 2011. Our financial statements for the year ended December 31, 2012 include the full year financial results of the Digitel Group for the year ended December 31, 2012. As a result, this may make it difficult to compare our past results of operations and financial position or to estimate our consolidated performance in the future.

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale . We adjusted the comparative consolidated income statement for the years ended December 31, 2011 and 2010 to present the results of operations of our BPO business as discontinued operations. See Item 4. “Information on the Company – Recent Developments” for further discussion

Management’s Financial Review

As discussed in Item 3. “Key Information – Performance Indicators”, we use our Adjusted EBITDA and core income to assess our operating performance; a reconciliation of our consolidated Adjusted EBITDA and our consolidated core income to our consolidated net income for the years ended December 31, 2012, 2011 and 2010 is set forth below.

The following table shows the reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2012, 2011 and 2010:

	2012(1)						2011(2)						2010
	Continuing Operations		Discontinued Operations		Total		Continuing Operations		Discontinued Operations		Total		Continuing Operations		Discontinued Operations		Total
	(in millions)
Consolidated Adjusted EBITDA	Php	75,632	Php	1,626	Php	77,258	Php	78,547	Php	1,412	Php	79,959	Php	82,660	Php	1,057	Php	83,717
Foreign exchange gains – net		3,282		(39)		3,243		(735)		(9)		(744)		1,850		(43)		1,807
Equity share in net earnings of associates and joint ventures		1,538		—		1,538		2,035		—		2,035		1,408		—		1,408
Interest income		1,354		16		1,370		1,357		15		1,372		1,180		20		1,200
Asset impairment		(921)		(180)		(1,101)		(8,514)		(3)		(8,517)		(478)		(1,018)		(1,496)
Amortization of intangible assets		(2,009)		28		(1,981)		(117)		(147)		(264)		(163)		(225)		(388)
Gains (losses) on derivative financial instruments – net		(2,896)		—		(2,896)		201		(4)		197		(1,741)		—		(1,741)
Financing costs – net		(6,876)		(24)		(6,900)		(6,454)		(37)		(6,491)		(6,530)		(168)		(6,698)
Depreciation and amortization		(32,354)		(466)		(32,820)		(27,539)		(418)		(27,957)		(25,881)		(396)		(26,277)
Other income		6,003		127		6,130		2,947		140		3,087		1,929		224		2,153

Consolidated income before income tax		42,753		1,088		43,841		41,728		949		42,677		54,234		(549)		53,685
Provision for income tax		(8,012)		(428)		(8,440)		(10,922)		(118)		(11,040)		(13,490)		64		(13,426)

Consolidated adjusted net income	Php	34,741	Php	660	Php	35,401	Php	30,806	Php	831	Php	31,637	Php	40,744	(Php	485)	Php	40,259

(1)	Includes the Digitel Group’s Adjusted EBITDA for the year ended December 31, 2012.
(2)	Includes the Digitel Group’s Adjusted EBITDA for the period from October 26, 2011 to December 31, 2011.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2012, 2011 and 2010:

	2012(1)						2011(2)						2010
	Continuing Operations		Discontinued Operations		Total		Continuing Operations		Discontinued Operations		Total		Continuing Operations		Discontinued Operations		Total
	(in millions)
Consolidated core income for the year	Php	36,665	Php	668	Php	37,333	Php	38,282	Php	753	Php	39,035	Php	41,486	Php	542	Php	42,028
Foreign exchange gains – net		3,282		(39)		3,243		(741)		(9)		(750)		1,862		(43)		1,819
Core income adjustment on equity share in net earnings of associates and joint ventures		(91)		—		(91)		(476)		—		(476)		(699)		—		(699)
Gains (losses) on derivative financial instruments – net, excluding hedge cost		(1,689)		28		(1,661)		564		(4)		560		(1,307)		—		(1,307)
Asset impairment		(2,896)		—		(2,896)		(8,514)		(3)		(8,517)		(474)		(1,018)		(1,492)
Others		—		—		—		143		90		233		—		—		—
Net tax effect of aforementioned adjustments		(477)		3		(474)		1,608		4		1,612		(166)		34		(132)

Net income attributable to equity holders of PLDT		34,794		660		35,454		30,866		831		31,697		40,702		(485)		40,217
Net loss attributable to noncontrolling interests		(53)		—		(53)		(60)		—		(60)		42		—		42

Consolidated net income for the year	Php	34,741	Php	660	Php	35,401	Php	30,806	Php	831	Php	31,637	Php	40,744	(Php	485)	Php	40,259

(1)	Includes the Digitel Group’s core income for the year ended December 31, 2012.
(2)	Includes the Digitel Group’s core income for the period from October 26, 2011 to December 31, 2011.

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

Assets held-for-sale and discontinued operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment was available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had a plan to sell the BPO segment and had entered into preliminary negotiations with a potential buyer and should the negotiation with the potential buyer not lead to a sale, we expect to be able to seek other sale opportunities as a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. Thus, we adjusted the comparative consolidated income statement for the years ended December 31, 2011 and 2010 to present the results of operations of our BPO segment as a discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations to the accompanying audited consolidated financial statements in Item 18 for further discussion.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. The sale of the 398 million common shares will be executed in four tranches, and is expected to be completed by the end of 2013. Thus, the investment in Philweb was classified as assets held-for-sale as at December 31, 2012. See Note 10 – Investments in Associates and Joint Ventures and Deposit – Investment in Philweb and Note 27 – Financial Assets and Liabilities – ePLDT Group to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Classifying HTM investments

The classification of financial assets to held-to-maturity, or HTM, investments requires significant judgment. In making this judgment, PLDT Group evaluates its intention and ability to hold such investments to maturity. If PLDT Group fails to keep these investments to maturity, it will be required to reclassify the entire portfolio as part of available-for-sale financial investments. The investments would thereafter be measured at fair value and not at amortized cost.

Our investments in certain quoted debt securities are classified as HTM investments. See Note 11 – Investment in Debt Securities and Other Long-term Investments to the accompanying audited consolidated financial statements in Item 18 for further discussion.

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

As a result of the internal reorganization within PLDT wherein BPO is now classified as an independent operating segment under SPi Global, management undertook a review of the functional currency exposures of SPi Global and certain of its subsidiaries in December 2011. Based on management’s assessment, SPi Global and SPi CRM’s new currency exposures are now largely U.S. dollars. Based on the aforementioned consideration, which is set forth in IAS 21, The Effects of Changes in Foreign Exchange Rates, SPi Global and SPi CRM commenced adopting U.S. dollars as its functional currency on December 6, 2011. See discussions in Note 2 – Summary of Significant Accounting Policies – Foreign Currency Transactions and Translations and Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases. Total lease expense arising from operating leases from continuing operations amounted to Php5,860 million, Php3,938 million and Php3,699 million for the years ended December 31, 2012, 2011 and 2010, respectively, while that from discontinued operations amounted to Php263 million, Php224 million and Php271 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total finance lease obligations from continuing operations amounted to Php18 million and Php14 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php7 million and Php15 million as at December 31, 2012 and 2011, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 27 – Financial Assets and Liabilities – Liquidity Risk to the accompanying audited consolidated financial statements in Item 18 for further discussion.

PLDT’s acquisition of Digitel

Our acquisition of 51.6% equity interest in Digitel and the mandatory tender offer for the Digitel shares held by the public or noncontrolling shareholders were accounted for as linked transactions and as a single business combination due to the following: (a) the price per share offered to remaining noncontrolling interest is fixed and the same price as what we offered to acquire the controlling interest of JGSHI; (b) the remaining noncontrolling shareholders of Digitel did not negotiate to receive the offer; (c) although the offer was initiated by PLDT, it stemmed from a regulatory requirement triggered by the acquisition of controlling interest in Digitel; and (d) the offer period is relatively for a short period of time.

As the acquisition of 51.6% equity interest and the mandatory tender offer were accounted for as linked transactions, we accounted for the business combination as if we have acquired 100% equity interest at the closing date of the transaction on October 26, 2011. A mandatory tender offer option liability is recognized and treated as part of consideration transferred in addition to the fair value of PLDT common shares issued to JGSHI. At the end of the tender offer period on January 16, 2012, the mandatory tender offer option liability is derecognized and corresponding settlement either in shares or in cash is recorded for those who opted for the mandatory tender offer. For the portion of mandatory tender offer option liability that expires unexercised, the mandatory tender offer option liability is derecognized and noncontrolling interest is set-up measured as of the date of acquisition. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying audited consolidated financial statements in Item 18 for further discussion.

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

In December 2011, Smart recognized full impairment provision of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program, which was discussed and approved by the Board of Directors on February 28, 2011 and have been identified for replacement. The full impairment provision recognized represents the net book value of these network equipment and facilities. See Note 9 – Property, Plant and Equipment – Impairment of Certain Network Equipment and Facilities of Smart to the accompanying audited consolidated financial statements in Item 18 for further discussion.

In December 2012, DMPI recognized an impairment loss of Php2,881 million pertaining to the net book values of certain identified network equipment and facilities that are affected by the unified wireless strategy as the overall business of DMPI became anchored on PLDT’s wireless business unit, Smart. The network modernization program resulted in network impairment of DMPI due to advancement in technologies. See Note 9 – Property, Plant and Equipment – Impairment of Certain Network Equipment and Facilities of DMPI to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Total asset impairment on noncurrent assets from continuing operations amounted to Php2,896 million, Php8,514 million and Php478 million for the years ended December 31, 2012, 2011 and 2010, respectively, while that from discontinued operations amounted to nil, Php3 million and Php1,018 million for the years ended December 31, 2012, 2011 and 2010, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property, Plant and Equipment to the accompanying audited consolidated financial statements in Item 18 for further discussion.

The carrying values of our property, plant and equipment, investments in associates and joint ventures and deposit, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18, respectively, to the accompanying audited consolidated financial statements in Item 18.

Estimating useful lives of property, plant and equipment and intangible assets with finite life

We estimate the useful lives of each item of our property, plant and equipment and intangible assets with finite life based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment and intangible assets with finite life is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment and intangible assets with finite life are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment and intangible assets with finite life would increase our recorded depreciation and amortization and decrease our property, plant and equipment and intangible assets.

The total depreciation and amortization of property, plant and equipment from continuing operations amounted to Php32,354 million, Php27,539 million and Php25,881 million for the years ended December 31, 2012, 2011 and 2010, respectively, while that from discontinued operations amounted to Php466 million, Php418 million and Php396 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization from continuing operations, amounted to Php200,078 million and Php200,142 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php1,529 million as at December 31, 2012.

The total amortization of intangible assets from continuing operations amounted to Php921 million, Php117 million and Php163 million for the years ended December 31, 2012, 2011 and 2010, respectively, while that from discontinued operations amounted to Php180 million, Php147 million and Php225 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total carrying values of intangible assets from continuing operations amounted to Php7,505 million and Php8,698 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php354 million as at December 31, 2012.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 9 – Property, Plant and Equipment and Note 14 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18 for further discussion.

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

Net gains from fair value adjustments charged to profit or loss amounted to Php21 million, Php26 million and Php6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total carrying values of our investment properties amounted to Php712 million and Php1,115 million as at December 31, 2012 and 2011, respectively. See Note 12 – Investment Properties to the accompanying audited consolidated financial statements in Item 18 for further discussion.

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

The total amortization of intangible assets from continuing operations amounted to Php921 million, Php117 million and Php163 million for the years ended December 31, 2012, 2011 and 2010, respectively, while that from discontinued operations amounted to Php180 million, Php147 million and Php225 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total carrying values of goodwill and intangible assets from continuing operations amounted to Php74,250 million and Php83,303 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php7,033 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 14 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD method, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart and SBI’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php15,351 million and Php16,098 million as at December 31, 2012 and 2011, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the

OSD method amounted to Php3,655 million and Php4,240 million as at December 31, 2012 and 2011, respectively. Total consolidated benefit from deferred income tax from continuing operations amounted to Php957 million and Php986 million for the years ended December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php28 million and Php275 million for the years ended December 31, 2012 and 2011, respectively. Total consolidated provision for deferred income tax amounted to Php1,341 million for the year ended December 2010 from continuing operations, while that from discontinued operations amounted to Php64 million. Total consolidated net deferred income tax assets from continuing operations amounted to Php5,483 million and Php5,975 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php214 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Estimating allowance for doubtful accounts

If we assessed that there was an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

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

Total provision for doubtful accounts for trade and other receivables from continuing operations recognized in our consolidated income statements amounted to Php2,175 million, Php1,543 million and Php834 million for the years ended December 31, 2012, 2011 and 2010, respectively, while that from discontinued operations amounted to Php3 million, Php6 million and Php1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Trade and other receivables, net of allowance for doubtful accounts, from continuing operations amounted to Php16,379 million and Php16,245 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php2,704 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18 for further discussion.

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

Total write-down of inventories and supplies amounted to Php215 million, Php143 million and Php108 million for the years ended December 31, 2012, 2011 and 2010, respectively. The carrying values of inventories and supplies amounted to Php3,467 million and Php3,827 million as at December 31, 2012 and 2011, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 17 – Inventories and Supplies to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Estimation of pension benefit costs and other employee benefits

The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 – Employee Benefits to the accompanying audited consolidated financial statements in Item 18 for further discussion. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These excess actuarial gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs from continuing operations amounted to Php74 million and Php186 million for the years ended December 31, 2012 and 2010, respectively, and total consolidated pension benefit income amounted to Php82 million for the year ended December 31, 2011, while net consolidated pension benefit costs from discontinued operations amounted to Php53 million, Php44 million and Php50 million for the years ended December 31, 2012, 2011 and 2010, respectively. Unrecognized net actuarial losses from continuing operations amounted to Php6,554 million as at December 31, 2012, while that from discontinued operations amounted to Php18 million. Unrecognized net actuarial gains from continuing operations amounted to Php2,886 million as at December 31, 2011. The prepaid benefit costs from continuing operations amounted to Php7,864 million and Php5,654 million as at December 31, 2012 and 2011, respectively. The accrued benefit costs from continuing operations amounted to Php331 million and Php496 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php224 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Employee Benefits – Defined Benefit Pension Plans to the accompanying audited consolidated financial statements in Item 18 for further discussion.

The 2010 to 2012 LTIP, was presented to and approved by the Executive Compensation Committee, or ECC, and the Board of Directors, and was based on profit targets for the covered performance cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on prevailing discount rates and profit targets. While we believed that our assumptions were reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for other employee benefits. All assumptions were reviewed on a monthly basis. Total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at December 31, 2010. Based on our projection in 2011, the profit targets for the covered performance cycle were no longer achievable, thus, the accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18 for further discussion.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP with the endorsement of the ECC was approved by the Board of Directors on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, aligns the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allows for the participation of a number of senior executives and certain newly hired executives, and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs and liability recognized as at and for the year ended December 31, 2012 amounted to Php1,491 million. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,543 million and Php2,107 million as at December 31, 2012 and 2011, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

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

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with IAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

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

Total fair values of financial assets and liabilities as at December 31, 2012 amounted to Php68,961 million and Php234,828 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2011 amounted to Php72,002 million and Php216,443 million, respectively. See Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18 for further discussion.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2012

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18 for the discussion of new accounting standards that will become effective subsequent to December 31, 2012 and their anticipated impact on our consolidated financial statements for the current and future periods.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, net income (loss), Adjusted EBITDA, Adjusted EBITDA margin and core income for the years ended December 31, 2012, 2011 and 2010. In each of the years ended December 31, 2012 and 2011, a majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless		Fixed Line		BPO		Others		Inter-segment Transactions		Consolidated		Discontinued Operations (2)	Continuing Operations
	(in millions)

For the years ended December 31, 2012
Revenues	Php	119,592	Php	62,490	Php	9,899	Php	—	(Php	19,355)	Php	172,626	9,142	Php	163,484
Expenses		87,961		55,555		8,478		18		(19,827)		132,185	8,162		124,023
Other income (expenses)		931		(1,553)		136		4,358		(472)		3,400	108		3,292
Income before income tax		32,562		5,382		1,557		4,340		—		43,841	1,088		42,753
Provision for income tax		8,094		(89)		428		7		—		8,440	428		8,012
Net income/Segment profit		24,468		5,471		1,129		4,333		—		35,401	660		34,741
Adjusted EBITDA		54,433		20,304		2,067		(18)		472		77,258	1,626		75,632
Adjusted EBITDA margin(1)		46%		33%		21%		—		—		46%	18%		47%
Core income		25,685		6,087		1,137		4,424		—		37,333	668		36,665

For the years ended December 31, 2011
Revenues		103,538		60,006		8,588		—		(15,529)		156,603	8,124		148,479
Expenses		71,049		50,620		7,598		11		(15,896)		113,382	7,280		106,102
Other income (expenses)		(1,694)		(593)		112		1,998		(367)		(544)	105		(649)
Income before income tax		30,795		8,793		1,102		1,987		—		42,677	949		41,728
Provision for income tax		8,429		2,491		118		2		—		11,040	118		10,922
Net income/Segment profit		22,366		6,302		984		1,985		—		31,637	831		30,806
Adjusted EBITDA		55,393		22,675		1,558		(11)		344		79,959	1,412		78,547
Adjusted EBITDA margin(1)		54%		39%		18%		—		—		52%	17%		54%
Core income		29,903		5,765		906		2,461		—		39,035	753		38,282

For the years ended December 31, 2010
Revenues		105,381		60,158		8,112		—		(15,264)		158,387	7,573		150,814
Expenses		59,807		50,243		8,481		19		(15,719)		102,831	8,155		94,676
Other income (expenses)		(136)		(2,694)		43		1,371		(455)		(1,871)	33		(1,904)
Income before income tax		45,438		7,221		(326)		1,352		—		53,685	(549)		54,234
Provision for income tax		11,413		2,076		(64)		1		—		13,426	(64)		13,490
Net income/Segment profit		34,025		5,145		(262)		1,351		—		40,259	(485)		40,744
Adjusted EBITDA		58,964		23,047		1,270		(19)		455		83,717	1,057		82,660
Adjusted EBITDA margin(1)		57%		39%		16%		—		—		54%	14%		56%
Core income		33,352		5,845		765		2,066		—		42,028	542		41,486

(1)	Adjusted EBITDA margin is measured as Adjusted EBITDA divided by service revenues.
(2)

Includes BPO segment, net of intercompany transactions. See “Presentation of Financial Information” section, Item 4. “Information on the Company — Recent Developments”, Note 2 — Summary of Significant Accounting Policies — Discontinued Operations and Note 3 — Management’s Use of Accounting Judgments, Estimates and Assumptions — Assets Held-for-Sale and Discontinued Operations to the accompanying audited consolidated financial statements in Item 18 for a further discussion of the classification of the BPO segment as an asset held-for-sale.

In the following discussion and analysis of our financial condition and results of operations for financial year 2012 compared to 2011, our results of operations for 2012 consolidate the results of operations of the Digitel

Group (including DMPI) for the full year in 2012 while the results of operations for 2011 consolidate the results of Digitel’s operations only from October 26, 2011 to December 31, 2011. Therefore, in the following section, references to increase in contribution from Digitel or DMPI in 2012 for a particular line item, such as revenues or expenses, should be read to describe the result of the inclusion of Digitel’s or DMPI’s results of operations in our consolidated results of operations for the full year in 2012 as compared to the more limited period in 2011 and does not necessarily reflect an actual increase in the historical amount of such line item by Digitel or DMPI in 2012 from 2011.

2012 Compared to 2011

On a Consolidated Basis

Revenues

We reported consolidated revenues, including revenues from discontinued operations, of Php172,626 million in 2012, an increase of Php16,023 million, or 10%, as compared with Php156,603 million in 2011, primarily due to an increase in our service revenues by Php15,373 million as a result of higher cellular and broadband revenues from our wireless business, higher revenues from data and other network and local exchange services of our fixed line business, as well as higher revenues from our BPO business, partially offset by lower revenues from international and national long distance, and miscellaneous services of our fixed line business, and satellite and other services of our wireless business.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2012 and 2011:

	2012(1)%			2011(2)%			Change
							Amount		%
	(in millions)

Wireless	Php	119,592	69	Php	103,538	66	Php	16,054	16
Fixed line		62,490	36		60,006	38		2,484	4
BPO		9,899	6		8,588	6		1,311	15
Inter-segment transactions		(19,355)	(11)		(15,529)	(10)		(3,826)	25

Consolidated	Php	172,626	100	Php	156,603	100	Php	16,023	10

(1)	Includes the Digitel Group’s revenue contribution of Php22,812 million for the full year 2012.
(2)	Includes the Digitel Group’s revenue contribution of Php3,845 million for the period from October 26, 2011 to December 31, 2011.

Expenses

Consolidated expenses, including expenses from discontinued operations, increased by Php18,803 million, or 17%, to Php132,185 million in 2012 from Php113,382 million in 2011, largely as a result of higher expenses related to compensation and employee benefits, depreciation and amortization, cost of sales, repairs and maintenance, rent, selling and promotions, amortization of intangible assets, communication, training and travel, professional and other contracted services, and insurance and security, partly offset by lower asset impairment, interconnection costs, taxes and licenses, and other operating expenses.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2012 and 2011:

	2012(1)%			2011(2)%			Change
							Amount		%
	(in millions)

Wireless	Php	87,961	67	Php	71,049	63	Php	16,912	24
Fixed line		55,555	42		50,620	44		4,935	10
BPO		8,478	6		7,598	7		880	12
Others		18	—		11	—		7	64
Inter-segment transactions		(19,827)	(15)		(15,896)	(14)		(3,931)	25

Consolidated	Php	132,185	100	Php	113,382	100	Php	18,803	17

(1)	Includes the Digitel Group’s expenses of Php24,897 million for the full year 2012.
(2)	Includes the Digitel Group’s expenses of Php3,785 million for the period from October 26, 2011 to December 31, 2011.

Other Income (Expenses)

Consolidated other income, including other income from discontinued operations, amounted to Php3,400 million in 2012, a change of Php3,944 million as against other expenses of Php544 million in 2011, primarily due to the combined effects of the following: (i) higher net foreign exchange gains by Php3,987 million mainly due to the revaluation of net foreign-currency denominated liabilities as a result of the effect of a higher level of appreciation of the Philippine peso to the U.S. dollar and the increase in the Digitel Group’s contribution to gain on revaluation of dollar-denominated net liabilities in 2012; (ii) an increase in other income by Php3,043 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares to Beacon, preferred dividends from Beacon, gain on the first and second tranches of disposal of Philweb shares, an increase in the Digitel Group’s other income, higher net gain on fixed assets disposal and the reversal of prior year’s provisions, partially offset by lower pension benefit income recognized by PLDT; (iii) lower interest income by Php2 million due to a lower average interest rate and lower average level of peso investments, effect of appreciation of the Philippine peso relative to the U.S. dollar and shorter average tenor of placements, partly offset by the higher average level of dollar investments; (iv) an increase in net financing costs by Php409 million mainly due to higher interest on loans and other related items on account of higher outstanding long-term debts, partially offset by our wireless business’ higher capitalized interest in 2012; (v) net decrease in equity share in net earnings of associates and joint ventures by Php497 million; and (vi) net losses on derivative financial instruments of Php1,981 million in 2012 as against net gains on derivative financial instruments of Php197 million in 2011 mainly due to the effect of narrower U.S. dollar and Philippine peso interest rate differentials and higher level of appreciation of the Philippine peso relative to the U.S. dollar in 2012 on principal-only swap transactions of PLDT and the increase in mark-to-market loss on interest rate swap contracts of DMPI in 2012, partially offset by lower hedge costs of PLDT.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2012 and 2011:

	2012(1)%			2011(2)%			Change
							Amount		%
	(in millions)

Wireless	Php	931	27	(Php	1,694)	311	Php	2,625	155
Fixed line		(1,553)	(45)		(593)	109		(960)	162
BPO		136	4		112	(20)		24	21
Others		4,358	128		1,998	(367)		2,360	118
Inter-segment transactions		(472)	(14)		(367)	67		(105)	29

Consolidated	Php	3,400	100	(Php	544)	100	Php	3,944	725

(1)	Includes the Digitel Group’s other income of Php1,007 million for the full year 2012.
(2)	Includes the Digitel Group’s other expenses of Php942 million for the period from October 26, 2011 to December 31, 2011.

Net Income

Consolidated net income, including net income from discontinued operations, increased by Php3,764 million, or 12%, to Php35,401 million in 2012, from Php31,637 million in 2011. The increase was mainly due to the combined effects of the following: (i) an increase in consolidated revenues by Php16,023 million; (ii) an increase in consolidated other income – net by Php3,944 million; (iii) a decrease in consolidated provision for income tax by Php2,600 million, which was mainly due to lower taxable income from our fixed line business, partially offset by higher taxable income of our wireless, BPO and other businesses; and (iv) an increase in consolidated expenses by Php18,803 million. Our consolidated basic and diluted EPS, including EPS from discontinued operations, increased to Php163.86 in 2012 from consolidated basic and diluted EPS of Php163.24 and Php163.10, respectively, in 2011. Our weighted average number of outstanding common shares was approximately 216.1 million and 191.4 million in the years ended December 31, 2012 and 2011, respectively.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2012 and 2011:

	2012(1)%			2011(2)%			Change
							Amount		%
	(in millions)

Wireless	Php	24,468	69	Php	22,366	71	Php	2,102	9
Fixed line		5,471	16		6,302	20		(831)	(13)
BPO		1,129	3		984	3		145	15
Others		4,333	12		1,985	6		2,348	118

Consolidated	Php	35,401	100	Php	31,637	100	Php	3,764	12

(1)	Includes the Digitel Group’s net loss of Php147 million for the full year 2012.
(2)	Includes the Digitel Group’s net loss of Php606 million for the period from October 26, 2011 to December 31, 2011.

Adjusted EBITDA

Our consolidated Adjusted EBITDA, including Adjusted EBITDA from discontinued operations, amounted to Php77,258 million in 2012, a decrease of Php2,701 million, or 3%, as compared with Php79,959 million in 2011, primarily due to higher operating expenses driven by higher compensation and employee benefits, cost of sales, repairs and maintenance, selling and promotions, rent, and communication, training and travel, partially offset by an increase in consolidated revenues.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2012 and 2011:

	2012(1)%			2011(2)%			Change
							Amount		%
	(in millions)

Wireless	Php	54,433	70	Php	55,393	69	(Php	960)	(2)
Fixed line		20,304	26		22,675	28		(2,371)	(10)
BPO		2,067	3		1,558	2		509	33
Others		(18)	—		(11)	—		(7)	64
Inter-segment transactions		472	1		344	1		128	37

Consolidated	Php	77,258	100	Php	79,959	100	(Php	2,701)	(3)

(1)	Includes the Digitel Group’s Adjusted EBITDA of Php6,545 million for the full year 2012.
(2)	Includes the Digitel Group’s Adjusted EBITDA of Php1,056 million for the period from October 26, 2011 to December 31, 2011.

Core Income

Our consolidated core income, including core income from discontinued operations, amounted to Php37,333 million in 2012, a decrease of Php1,702 million, or 4%, as compared with Php39,035 million in 2011, primarily due to an increase in consolidated expenses, partially offset by increases in consolidated revenues and other income, as well as lower provision for income tax. Our consolidated basic and diluted core EPS, including basic and diluted core EPS from discontinued operations, also decreased to Php172.56 in 2012 from Php201.58 and Php201.41, respectively, in 2011.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2012 and 2011:

							Increase (Decrease)
	2012(1)%			2011(2)%			Amount		%
	(in millions)

Wireless	Php	25,685	69	Php	29,903	77	(Php	4,218)	(14)
Fixed line		6,087	16		5,765	15		322	6
BPO		1,137	3		906	2		231	25
Others		4,424	12		2,461	6		1,963	80

Consolidated	Php	37,333	100	Php	39,035	100	(Php	1,702)	(4)

(1)	Includes the Digitel Group’s core income of Php1,801 million for the full year 2012.
(2)	Includes the Digitel Group’s negative core income of Php9 million for the period from October 26, 2011 to December 31, 2011.

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php119,592 million in 2012, an increase of Php16,054 million, or 16%, from Php103,538 million in 2011.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2012 and 2011 by service segment:

							Increase (Decrease)
	2012(1)%			2011(2)%			Amount		%
	(in millions)
Service Revenues:
Cellular	Php	107,359	90	Php	93,645	90	Php	13,714	15
Wireless broadband, and satellite and others
Wireless broadband		8,512	7		6,804	7		1,708	25
Satellite and others		1,568	1		1,620	2		(52)	(3)

		117,439	98		102,069	99		15,370	15
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems		2,153	2		1,469	1		684	47

Total Wireless Revenues	Php	119,592	100	Php	103,538	100	Php	16,054	16

(1)	Includes DMPI’s revenue contribution of Php21,351 million for the full year 2012.
(2)	Includes DMPI’s revenue contribution of Php3,184 million for the period from October 26, 2011 to December 31, 2011.

Service Revenues

Our wireless service revenues in 2012, increased by Php15,370 million, or 15%, to Php117,439 million as compared with Php102,069 million in 2011, mainly as a result of higher revenues from our cellular and wireless broadband services. The increase in our cellular revenues was mainly due to an increase in DMPI’s revenue contribution to our wireless service revenues in 2012, partially offset by the decline in Smart’s revenues from international and domestic calls, as well as domestic outbound and inbound text messaging services as a result of increased utilization of unlimited offers, increasing patronage of social networking sites, and the NTC-mandated decrease in SMS interconnection charges. Our dollar-linked revenues were negatively affected by the appreciation of the Philippine peso relative to the U.S. dollar, which decreased to a weighted average exchange rate of Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011. With subscriber growth being driven more by multiple SIM card ownership, especially in the lower income segment of the Philippine wireless market, monthly cellular ARPUs for 2012 were lower as compared with 2011. As a percentage of our total wireless revenues, service revenues was 98% and 99% in 2012 and 2011, respectively.

Cellular Service

Our cellular service revenues in 2012 amounted to Php107,359 million, an increase of Php13,714 million, or 15%, from Php93,645 million in 2011. Cellular service revenues was 91% and 92% of our wireless service revenues in 2012 and 2011, respectively.

We have focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. These include load buckets which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as purely on-net packages, buckets now also offer voice, text and hybrid bundles available to all networks. Smart and Sun Cellular also provide packages with unlimited voice, text, data, and combinations thereof, whose denominations depend on the duration and nature of the unlimited packages.

The following table shows the breakdown of our cellular service revenues for the years ended December 31, 2012 and 2011:

					Increase
	2012(1)		2011(2)		Amount		%
	(in millions)

Cellular service revenues	Php	107,359	Php	93,645	Php	13,714	15

By service type		104,766		91,120		13,646	15
Prepaid		87,770		81,648		6,122	7
Postpaid		16,996		9,472		7,524	79

By component		104,766		91,120		13,646	15
Voice		51,492		43,885		7,607	17
Data		53,274		47,235		6,039	13

Others(3)		2,593		2,525		68	3

(1)	Includes DMPI’s cellular service revenues of Php19,106 million for the full year 2012.
(2)	Includes DMPI’s cellular service revenues of Php2,808 million for the period from October 26, 2011 to December 31, 2011.
(3)

Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLP services, a small number of leased line contracts, and revenues from Chikka and other Smart subsidiaries.

The following table shows other key measures of our cellular business as at and for the years ended December 31, 2012 and 2011:

			Increase (Decrease)
	2012	2011	Amount	%

Cellular subscriber base	69,866,458	63,696,629	6,169,829	10
Prepaid	67,611,537	61,792,792	5,818,745	9
Smart Prepaid	24,827,418	26,573,137	(1,745,719)	(7)
Talk ’N Text	28,445,053	20,467,175	7,977,878	39
Sun Cellular	14,105,031	13,314,096	790,935	6
Red Mobile(1)	234,035	1,438,384	(1,204,349)	(84)
Postpaid	2,254,921	1,903,837	351,084	18
Sun Cellular	1,571,441	1,353,089	218,352	16
Smart	683,428	550,485	132,943	24
Red Mobile(1)	52	263	(211)	(80)

Systemwide traffic volumes (in millions)
Calls (in minutes)(2)	53,472	44,192	9,280	21
Domestic	50,039	41,107	8,932	22
Inbound	1,699	1,350	349	26
Outbound	48,340	39,757	8,583	22
International	3,433	3,085	348	11
Inbound	3,036	2,862	174	6
Outbound	397	223	174	78

SMS/Data count (in hits)(3)	519,840	354,135	165,705	47
Text messages	509,476	351,502	157,974	45
Domestic	508,624	350,858	157,766	45
Bucket-Priced/Unlimited	464,698	322,588	142,110	44
Standard	43,926	28,270	15,656	55
International	852	644	208	32
Value-Added Services	10,311	2,596	7,715	297
Financial Services	53	37	16	43

(1)	Activations have been discontinued since the fourth quarter of 2011 due to the transfer of the Red Mobile business from CURE to Smart which was completed on June 30, 2012.
(2)	Includes DMPI’s minutes of 15,758 million minutes for the full year 2012 and 2,681 million minutes for the period from October 26, 2011 to December 31, 2011.
(3)	Includes DMPI’s SMS count of 64,427 million for the full year 2012 and 10,471 million for the period from October 26, 2011 to December 31, 2011.

Revenues generated from our prepaid cellular services amounted to Php87,770 million in 2012, an increase of Php6,122 million, or 7%, as compared with Php81,648 million in 2011. Prepaid cellular service revenues was 84% and 90% of cellular voice and data revenues in 2012 and 2011, respectively. Revenues generated from postpaid cellular service amounted to Php16,996 million in 2012, an increase of Php7,524 million, or 79%, as compared with Php9,472 million earned in 2011, and which was 16% and 10% of cellular voice and data revenues in 2012 and 2011, respectively. The increase in our postpaid cellular service revenues was primarily due to DMPI’s higher postpaid cellular service revenue contribution by Php6,207 million and Smart’s higher postpaid cellular service revenues by Php1,317 million due to an increase in subscriber base. The increase in revenues from our prepaid cellular services was primarily due to an increase in DMPI’s revenue contribution to our prepaid cellular service revenues by Php9,856 million in 2012 and Smart’s higher revenues from domestic bucket-priced/unlimited SMS and internet-based VAS, partially offset by a decline in Smart’s revenues from international and domestic calls and domestic standard SMS.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, increased by Php7,607 million, or 17%, to Php51,492 million in 2012 from Php43,885 million in 2011, primarily due to an increase in DMPI’s cellular voice revenue contribution, partially offset by a decrease in Smart’s international and domestic call revenues. Cellular voice services was 48% and 47% of our cellular service revenues in 2012 and 2011, respectively.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2012 and 2011:

					Increase (Decrease)
	2012(1)		2011(2)		Amount		%
	(in millions)
Voice services:
Domestic
Inbound	Php	6,556	Php	4,963	Php	1,593	32
Outbound		28,533		22,442		6,091	27

		35,089		27,405		7,684	28

International
Inbound		13,791		13,906		(115)	(1)
Outbound		2,612		2,574		38	1

		16,403		16,480		(77)	—

Total	Php	51,492	Php	43,885	Php	7,607	17

(1)	Includes DMPI’s cellular voice revenues of Php11,586 million of operations for the full year 2012.
(2)	Includes DMPI’s cellular voice revenues of Php1,537 million for the period from October 26, 2011 to December 31, 2011.

Domestic voice service revenues increased by Php7,684 million, or 28%, to Php35,089 million in 2012 from Php27,405 million in 2011, primarily due to an increase in domestic outbound and inbound voice service revenues of Php6,091 million and Php1,593 million, respectively.

Revenues from domestic outbound voice service increased by Php6,091 million, or 27%, to Php28,533 million in 2012 from Php22,442 million in 2011 mainly due to an increase in DMPI’s domestic outbound voice service revenue contribution by Php7,047 million, partially offset by the decrease in Smart’s revenues from domestic outbound voice service on the back of lower traffic on standard and unlimited calls. Domestic outbound call volume of 48,340 million minutes, which includes DMPI’s domestic outbound call volume of 14,804 million minutes, in 2012, increased by 8,583 million minutes, or 22%, from 39,757 million minutes, which includes DMPI’s domestic outbound call volumes of 2,590 million minutes, in 2011.

Revenues from our domestic inbound voice service increased by Php1,593 million, or 32%, to Php6,556 million in 2012 from Php4,963 million in 2011 primarily due to an increase in DMPI’s domestic inbound voice service revenue contribution by Php1,484 million and the increase in Smart’s inbound voice revenues due to increased traffic originating from other domestic mobile carriers and a favorable traffic settlement adjustment partly offset by lower traffic originating from fixed line calls. Domestic inbound call volumes of 1,699 million minutes, which includes DMPI’s domestic inbound call volumes of 422 million minutes, in 2012, increased by 349 million minutes, or 26%, from 1,350 million minutes, which includes DMPI’s domestic inbound call volumes of 55 million minutes, in 2011.

International voice service revenues decreased by Php77 million to Php16,403 million in 2012 from Php16,480 million in 2011 primarily due to lower international inbound voice service revenues by Php115 million, or 1%, to Php13,791 million in 2012 from Php13,906 million in 2011, partially offset by an increase in international outbound voice service revenues by Php38 million, or 1%, to Php2,612 million in 2012 from Php2,574 million in 2011. The decrease in international voice service revenues was primarily due to the unfavorable effect on Smart’s dollar-linked revenues of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011, and Smart’s lower international inbound voice traffic and inbound termination rates, partially offset by an increase in DMPI’s international voice service revenue contribution by Php1,518 million. International inbound and outbound calls totaled 3,433 million minutes, which includes DMPI’s international inbound and outbound call volume aggregating 532 million minutes, in 2012, an increase of 348 million minutes, or 11%, from 3,085 million minutes, which includes DMPI’s international inbound and outbound call volumes of 36 million minutes, in 2011.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, increased by Php6,039 million, or 13% to Php53,274 million in 2012 from Php47,235 million in 2011, which includes the increase in DMPI’s cellular data service revenue contribution by Php6,014 million, partially offset by a decrease in Smart’s text messaging revenues. Cellular data services was 50% of our cellular service revenues in each of the years 2012 and 2011.

The following table shows the breakdown of our cellular data service revenues for the years ended December 31, 2012 and 2011:

					Increase (Decrease)
	2012(1)		2011(2)		Amount		%
	(in millions)
Text messaging
Domestic	Php	44,568	Php	40,096	Php	4,472	11
Bucket-Priced/Unlimited		28,752		23,164		5,588	24
Standard		15,816		16,932		(1,116)	(7)
International		3,791		3,612		179	5

		48,359		43,708		4,651	11

Value-added services
Internet-based(3)		3,121		1,707		1,414	83
Pasa Load/Give-a-load(4)		693		664		29	4
SMS-based(5)		614		652		(38)	(6)
MMS-based(6)		412		458		(46)	(10)

		4,840		3,481		1,359	39

Financial services		75		46		29	63

Total	Php	53,274	Php	47,235	Php	6,039	13

(1)	Includes DMPI’s cellular data service revenues of Php7,234 million for the full year 2012.
(2)	Includes DMPI’s cellular data service revenues of Php1,220 million for the period from October 26, 2011 to December 31, 2011.
(3)	Includes revenues from web-based services such as mobile internet browsing, video streaming and Uzzap, net of allocated discounts and content provider costs.
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

Text messaging-related services contributed revenues of Php48,359 million in 2012, an increase of Php4,651 million, or 11%, as compared with Php43,708 million in 2011, and was 91% and 93% of our total cellular data service revenues in 2012 and 2011, respectively. The increase in revenues from text messaging-related services resulted mainly from an increase in DMPI’s text messaging revenue contribution by Php5,386 million, partially offset by lower text messaging revenues from Smart mainly due to the NTC-mandated decrease in SMS interconnection charges. Text messaging revenues from the various bucket-priced/unlimited SMS offers totaled Php28,752 million in 2012, an increase of Php5,588 million, or 24%, as compared with Php23,164 million in 2011, primarily due to an increase in revenue contribution from DMPI’s bucket-priced/unlimited plans by Php3,383 million and an increase in Smart’s revenues from bucket-priced/unlimited SMS offers. Bucket-priced/unlimited text messages of 464,698 million, which includes DMPI’s bucket-priced/unlimited text messages of 44,036 million, in 2012, increased by 142,110 million, or 44%, from 322,588 million, which includes DMPI’s bucket-priced/unlimited text messages of 8,235 million, in 2011.

Standard text messaging revenues, which includes outbound standard SMS and domestic inbound SMS revenues, decreased by Php1,116 million, or 7%, to Php15,816 million in 2012 from Php16,932 million in 2011, primarily due to Smart’s lower standard text messaging revenues on the back of increased preference for unlimited SMS offers, as well as the lower domestic inbound SMS revenues due to the NTC-mandated reduction in SMS interconnect charge, partially offset by an increase in DMPI’s standard text messaging revenue contribution by Php1,738 million. On the other hand, standard text messages of 43,926 million, which includes DMPI’s standard text messages of 11,584 million, in 2012, increased by 15,656 million, or 55%, from 28,270 million, which includes DMPI’s standard text messages of 1,352 million, in 2011, on the back of increased domestic inbound SMS volume, which offset the decline in domestic outbound standard SMS volume.

International text messaging revenues amounted to Php3,791 million in 2012, an increase of Php179 million, or 5%, from Php3,612 million in 2011 mainly due to an increase in DMPI’s international text messaging revenue contribution by Php265 million and the growth in Smart’s international inbound SMS traffic, partially offset by the unfavorable effect of the appreciation of the peso relative to the U.S. dollar on international inbound text messaging revenues and a lower international outbound SMS traffic.

VAS contributed revenues of Php4,840 million in 2012, an increase of Php1,359 million, or 39%, as compared with Php3,481 million in 2011, primarily due to an increase in revenues from Smart’s internet-based VAS, particularly from mobile internet browsing, and an increase in DMPI’s VAS revenue contribution by Php628 million.

Subscriber Base, ARPU and Churn Rates

As at December 31, 2012, our cellular subscribers totaled 69,866,458, an increase of 6,169,829, or 10%, over the cellular subscriber base of 63,696,629 as at December 31, 2011. Our cellular prepaid subscriber base grew by 5,818,745, or 9%, to 67,611,537 as at December 31, 2012 from 61,792,792 as at December 31, 2011, and our cellular postpaid subscriber base increased by 351,084, or 18%, to 2,254,921 as at December 31, 2012 from 1,903,837 as at December 31, 2011. The increase in subscriber base was primarily due to the growth in Smart’s Talk ‘N Text prepaid subscribers and an increase in DMPI’s prepaid and postpaid subscribers by 790,935 and 218,352, respectively, as at December 31, 2012. Prepaid subscribers was 97% of our total subscriber base as at December 31, 2012 and 2011.

Our net subscriber activations for the years ended December 31, 2012 and 2011 were as follows:

			Increase (Decrease)
	2012	2011	Amount	%

Prepaid	5,818,745	3,603,022	2,215,723	61
Smart	(1,745,719)	1,279,694	(3,025,413)	(236)
Talk ’N Text	7,977,878	1,499,794	6,478,084	432
Red Mobile(1)	(1,204,349)	484,775	(1,689,124)	(348)
Sun Cellular(2)	790,935	338,759	452,176	133

Postpaid	351,084	178,870	172,214	96
Smart	132,943	128,910	4,033	3
Red Mobile(1)	(211)	263	(474)	(180)
Sun Cellular(2)	218,352	49,697	168,655	339

Total	6,169,829	3,781,892	2,387,937	63

(1)	Activations have been discontinued since the fourth quarter of 2011 due to the transfer of the Red Mobile business from CURE to Smart which was completed on June 30, 2012.
(2)	Activations for the year 2012 represents full year activations while activations for the year 2011 represents activations for the period from October 26, 2011 to December 31, 2011.

Prepaid and postpaid subscribers reflected net activations of 5,818,745 and 351,084 subscribers, respectively, in 2012 as compared with net activations of 3,603,022 and 178,870 in 2011, respectively.

Our quarterly net subscriber activations (reductions) over the eight quarters in 2012 and 2011 were as follows:

	2012				2011
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Prepaid	2,280,091	1,240,778	1,102,216	1,195,660	1,011,692	1,178,072	(144,404)	1,218,903
Smart Prepaid	280,483	(565,803)	(1,309,926)	(150,473)	441,647	344,695	49,479	443,873
Talk ‘N Text	1,692,727	1,832,998	2,531,860	1,920,293	433,157	376,960	(254,815)	944,492
Red Mobile	(538,635)	(337,450)	(162,326)	(165,938)	136,888	456,417	60,932	(169,462)
Sun Cellular	845,516	311,033	42,608	(408,222)	—	—	—	—

Postpaid	133,233	78,371	68,415	71,065	8,985	(224)	46,832	73,580
Smart	66,573	24,862	16,901	24,607	8,835	(658)	46,992	73,741
Red Mobile	(96)	(28)	(50)	(37)	150	434	(160)	(161)
Sun Cellular	66,756	53,537	51,564	46,495	—	—	—	—

Total	2,413,324	1,319,149	1,170,631	1,266,725	1,020,677	1,177,848	(97,572)	1,292,483

The following table summarizes our average monthly churn rates for the years ended December 31, 2012 and 2011:

	2012	2011
	(in %)

Prepaid
Smart Prepaid	6.0	5.1
Talk ’N Text	4.1	5.5
Red Mobile	15.1	17.4
Sun Cellular	10.8	10.0

Postpaid
Smart	2.6	2.1
Red Mobile	11.2	30.3
Sun Cellular	1.0	1.0

For Smart Prepaid subscribers, the average monthly churn rate in 2012 and 2011 were 6% and 5.1%, respectively, while the average monthly churn rate for Talk ’N Text subscribers were 4.1% and 5.5% in 2012 and 2011, respectively. The average monthly churn rate for Red Mobile prepaid subscribers were 15.1% and 17.4% in 2012 and 2011, respectively. The average monthly churn rate for Sun Cellular prepaid subscribers were 10.8% and 10% in 2012 and 2011, respectively.

The average monthly churn rate for Smart’s postpaid subscribers were 2.6% and 2.1% in 2012 and 2011, respectively. The average monthly churn rate for Red Mobile postpaid subscribers were 11.2% and 30.3% in 2012 and 2011, respectively. The average monthly churn rate for Sun Cellular postpaid subscribers was 1% in each of 2012 and 2011.

The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2012 and 2011:

	Gross(1)				Increase (Decrease)		Net(2)				Increase (Decrease)
	2012		2011		Amount	%	2012		2011		Amount	%

Prepaid
Smart Prepaid	Php	173	Php	198	(25)	(13)	Php	151	Php	173	(22)	(13)
Talk ’N Text		113		124	(11)	(9)		99		109	(10)	(9)
Red Mobile		71		38	33	87		62		33	29	88
Sun Cellular		79		75	4	5		69		65	4	6
Postpaid
Smart		1,280		1,548	(268)	(17)		1,263		1,511	(248)	(16)
Red Mobile		363		373	(10)	(3)		363		373	(10)	(3)
Sun Cellular		418		450	(32)	(7)		416		447	(31)	(7)

(1)

Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month. Net monthly ARPUs in 2011 have been restated to reflect the change in the presentation of our outbound revenues.

Our average monthly prepaid and postpaid ARPUs per quarter in 2012 and 2011 were as follows:

	Prepaid								Postpaid
	Smart Prepaid		Talk ’N Text		Red Mobile		Sun Cellular(1)		Smart		Red Mobile		Sun Cellular(1)
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)

2012
First Quarter	178	155	118	104	46	40	75	64	1,302	1,279	339	339	414	411
Second Quarter	172	150	116	103	66	57	76	66	1,277	1,251	368	368	413	411
Third Quarter	167	145	109	95	72	61	78	69	1,264	1,262	375	375	411	408
Fourth Quarter	175	154	108	95	101	90	87	77	1,278	1,262	370	370	417	413

2011
First Quarter	205	180	129	113	32	28	—	—	1,610	1,557	133	133	—	—
Second Quarter	203	179	126	111	43	38	—	—	1,638	1,576	413	413	—	—
Third Quarter	188	166	117	103	39	33	—	—	1,494	1,430	431	431	—	—
Fourth Quarter	194	166	124	109	39	34	—	—	1,452	1,480	355	355	—	—

(1)

Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of Digitel.

(2)	Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.
(3)	Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI and DMPI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php1,708 million, or 25%, to Php8,512 million in 2012 from Php6,804 million in 2011, primarily due to an increase in DMPI’s and SBI’s revenue contribution by Php1,473 million and Php235 million, respectively, and a 14% growth in broadband subscriber base.

The following table shows information of our wireless broadband subscriber base as at December 31, 2012 and 2011:

			Increase
	2012	2011	Amount	%

Wireless Broadband Subscribers	2,359,024	2,068,409	290,615	14
Prepaid	1,587,160	1,362,992	224,168	16
SmartBroadband	1,231,092	1,162,020	69,072	6
Sun Cellular	356,068	200,972	155,096	77
Postpaid	771,864	705,417	66,447	9
SmartBroadband	495,802	454,333	41,469	9
Sun Cellular	276,062	251,084	24,978	10

SBI and Sun Broadband Wireless, DMPI’s broadband service, offer a number of wireless broadband services and had a total of 2,359,024 subscribers as at December 31, 2012, an increase of 290,615 subscribers, or 14%, as compared with 2,068,409 subscribers as at December 31, 2011, primarily due to an increase in DMPI’s prepaid and postpaid broadband subscribers by 155,096 and 24,978, respectively, and an increase by 110,541, or 7%, in SBI’s broadband subscribers as at December 31, 2012. Our prepaid wireless broadband subscriber base increased by 224,168 subscribers, or 16%, to 1,587,160 subscribers as at December 31, 2012 from 1,362,992 subscribers as at December 31, 2011, while our postpaid wireless broadband subscriber base increased by 66,447 subscribers, or 9%, to 771,864 subscribers as at December 31, 2012 from 705,417 subscribers as at December 31, 2011.

SBI’s SmartBro fixed wireless broadband service, recently rebranded as myBro, is being offered under PLDT’s Home megabrand. myBro fixed wireless broadband service is powered either via a link to Smart’s wireless broadband-enabled base stations which allows subscribers to connect to the internet using an outdoor aerial antenna installed in the subscriber’s home or via Smart’s WiMAX network.

SBI also offers mobile internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time. Both provide instant connectivity at varying connectivity speeds in places where there is Smart network coverage provided by either 3G HSPA, 4G HSPA+ or LTE technology. SmartBro Plug-It and SmartBro Pocket Wifi are available in both postpaid and prepaid variants. SBI also offers unlimited internet surfing for SmartBro Plug-It and Pocket Wifi Prepaid subscribers. We also have an additional array of load packages that offer per minute-based charging and longer validity periods, as well as Always On packages, which offers volume over time-based buckets catering to subscribers with varying data surfing requirements.

DMPI’s Sun Broadband Wireless is an affordable high-speed broadband wireless service utilizing advanced 3.5G HSPA technology on an all-IP network offering various plans and packages to internet users.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php52 million, or 3%, to Php1,568 million in 2012 from Php1,620 million in 2011, primarily due to the termination of wired and wireless leased line clients, a decrease in the number of ACeS Philippines’ subscribers and the effect of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues increased by Php684 million, or 47%, to Php2,153 million in 2012 as compared with Php1,469 million in 2011, primarily due to the increase in the combined average retail price and quantity of Smart’s cellular handsets/SIM-packs issued for activation, as well as the increase in DMPI’s non-service revenue contribution by Php396 million for 2012.

Expenses

Expenses associated with our wireless business amounted to Php87,961 million in 2012, an increase of Php16,912 million, or 24%, from Php71,049 million in 2011. A significant portion of this increase was attributable to higher expenses related to depreciation and amortization, compensation and employee benefits, cost of sales, interconnection costs, repairs and maintenance, selling and promotions, rent, and amortization of intangible assets, partially offset by lower expenses related to asset impairment. As a percentage of our total wireless revenues, expenses associated with our wireless business was 74% and 69% in 2012 and 2011, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2012 and 2011 and the percentage of each expense item in relation to the total:

							Increase (Decrease)
	2012(1)%			2011(2)%			Amount		%
	(in millions)

Depreciation and amortization	Php	19,000	22	Php	14,295	20	Php	4,705	33
Interconnection costs		12,118	14		9,604	14		2,514	26
Rent		9,998	11		8,251	12		1,747	21
Compensation and employee benefits		9,131	10		5,248	7		3,883	74
Selling and promotions		7,933	9		6,144	9		1,789	29
Repairs and maintenance		7,843	9		5,643	8		2,200	39
Cost of sales		7,373	8		4,267	6		3,106	73
Asset impairment		4,218	5		9,197	13		(4,979)	(54)
Professional and other contracted services		3,744	4		3,176	5		568	18
Taxes and licenses		2,410	3		2,233	3		177	8
Communication, training and travel		1,430	2		1,022	1		408	40
Insurance and security services		1,033	1		847	1		186	22
Amortization of intangible assets		921	1		108	—		813	753
Other expenses		809	1		1,014	1		(205)	(20)

Total	Php	87,961	100	Php	71,049	100	Php	16,912	24

(1)	Includes DMPI’s expenses of Php23,694 million for the full year 2012.
(2)	Includes DMPI’s expenses of Php3,083 million for the period from October 26, 2011 to December 31, 2011.

Depreciation and amortization charges increased by Php4,705 million, or 33%, to Php19,000 million primarily due to the increase in DMPI’s contribution to depreciation and amortization expense by Php4,319 million and Smart’s higher depreciable asset base.

Interconnection costs increased by Php2,514 million, or 26%, to Php12,118 million primarily due to the increase in DMPI’s contribution to interconnection costs by Php2,607 million, partially offset by a decrease in interconnection charges on Smart’s domestic SMS, and international voice and SMS roaming.

Rent expenses increased by Php1,747 million, or 21%, to Php9,998 million primarily due to the increase in DMPI’s contribution to rent expense by Php1,715 million, increase in site and office building rental and domestic fiber optic network, or DFON, charges, partially offset by a decrease in leased circuit and satellite rental charges. In the year ended December 31, 2012, we had 10,440 cell sites, 18,337 cellular/mobile broadband base stations and 2,871 fixed wireless broadband-enabled base stations, as compared with 10,482 cell sites, 12,635 cellular/mobile broadband base stations and 2,786 fixed wireless broadband-enabled base stations in 2011.

Compensation and employee benefits expenses increased by Php3,883 million, or 74%, to Php9,131 million primarily due to the increase in DMPI’s contribution to compensation and employee benefit expense by Php1,996 million, as well as higher salaries and employee benefits, LTIP and manpower rightsizing program, or MRP, costs, partially offset by lower provision for pension benefits of Smart. Employee headcount increased to 8,513 as at December 31, 2012 as compared with 8,043 as at December 31, 2011, primarily due to an increase in Smart’s and DMPI’s headcount by an aggregate of 470 as at December 31, 2012.

Selling and promotion expenses increased by Php1,789 million, or 29%, to Php7,933 million primarily due to the increase in DMPI’s contribution to selling and promotions expense by Php1,296 million and higher spending on advertising and promotional campaigns, public relations and commissions.

Repairs and maintenance expenses increased by Php2,200 million, or 39%, to Php7,843 million mainly due to the increase in DMPI’s contribution to repairs and maintenance expense by Php2,265 million, higher office and cell site electricity charges, and IT hardware and software costs, partly offset by lower maintenance costs on cellular and broadband network facilities and other work equipment, as well as lower fuel costs.

Cost of sales increased by Php3,106 million, or 73%, to Php7,373 million primarily due to the increase in DMPI’s contribution to cost of sales by Php2,013 million and higher average cost and quantity of handsets and SIM-packs issued for activation purposes, partly offset by lower quantity and average cost of broadband modems sold, as well as lower broadband and cellular retention costs.

Asset impairment decreased by Php4,979 million, or 54%, to Php4,218 million primarily due to impairment charges in 2011 on certain network equipment and facilities as a result of Smart’s network modernization program, partially offset by the increase in DMPI’s contribution to asset impairment by Php3,051 million, higher provision for uncollectible receivables and provision for inventory obsolescence covering slow-moving cellular handsets and broadband modems.

Professional and other contracted service fees increased by Php568 million, or 18%, to Php3,744 million primarily due to the increase in DMPI’s contribution to professional and other contracted service fees by Php319 million, and the increase in call center, market research, consultancy, contracted service, outsourced service costs and legal fees, partly offset by lower technical service, corporate membership and bill printing fees.

Taxes and licenses increased by Php177 million, or 8%, to Php2,410 million primarily due to the increase in DMPI’s contribution to taxes and licenses by Php469 million.

Communication, training and travel expenses increased by Php408 million, or 40%, to Php1,430 million primarily due to the increase in DMPI’s contribution to communication, training and travel expense by Php314 million and higher expenses related to freight and hauling, and training services, partially offset by lower travel expenses, communication charges and fuel consumption costs for executive vehicles.

Insurance and security services increased by Php186 million, or 22%, to Php1,033 million primarily due to the increase in DMPI’s contribution to insurance and security expense by Php177 million, and higher insurance and bond premiums, partially offset by Smart’s lower expenses on security services.

Amortization of intangible assets increased by Php813 million to Php921 million primarily due to the amortization of intangible assets related to customer list and franchise of DMPI in 2012.

Other expenses decreased by Php205 million, or 20%, to Php809 million primarily due to lower various business and operational-related expenses, partly offset by the increase in DMPI’s contribution to other operational expenses by Php70 million.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2012 and 2011:

					Change
	2012(1)		2011(2)		Amount		%
	(in millions)
Other Income (Expenses):
Foreign exchange gains (losses) – net	Php	2,419	(Php	720)	Php	3,139	436
Interest income		565		677		(112)	(17)
Losses on derivative financial instruments – net		(51)		(10)		(41)	410
Equity share in net losses of associates		(78)		(115)		37	(32)
Financing costs – net		(2,683)		(2,744)		61	(2)
Others		759		1,218		(459)	(38)

Total	Php	931	(Php	1,694)	Php	2,625	155

(1)	Includes DMPI’s other income of Php569 million for the full year 2012.
(2)	Includes DMPI’s other expenses — net of Php764 million for the period from October 26, 2011 to December 31, 2011.

Our wireless business’ other income amounted to Php931 million in 2012, a change of Php2,625 million, or 155%, as against other expenses of Php1,694 million in 2011, primarily due to the combined effects of the following: (i) higher net foreign exchange gains by Php3,139 million on account of revaluation of net foreign currency-denominated liabilities due to the appreciation of the Philippine peso to the U.S. dollar, and the increase in DMPI’s contribution to gains on revaluation of net dollar-denominated liabilities by Php2,057 million; (ii) lower net financing costs by Php61 million primarily due to increase in capitalized interest and Smart’s decrease in interest expense mainly due to a lower average loan balance and interest rate, partly offset by the increase in DMPI’s contribution to financing costs by Php633 million, and higher accretion on financial liabilities and financing charges; (iii) a decrease in equity share in net losses of associates by Php37 million; (iv) higher net loss on derivative financial instruments by Php41 million in 2012 mainly due to the increase in DMPI’s contribution to net loss on derivative financial instruments; (v) a decrease in interest income by Php112 million mainly due to lower average short-term investments and lower average interest rates, as well as shorter average tenor of U.S. dollar and peso placements in 2012 and the appreciation of the Philippine peso to the U.S. dollar, partially offset by the increase in DMPI’s contribution to interest income by Php31 million; and (vi) a decrease in other income by Php459 million mainly due to lower rental and other miscellaneous income, the decrease in DMPI’s contribution to other income contribution by Php79 million, partially offset by higher net gain on fixed assets disposal and outsourcing income.

Provision for Income Tax

Provision for income tax decreased by Php335 million, or 4%, to Php8,094 million in 2012 from Php8,429 million in 2011 primarily due to the realization of foreign exchange loss on dollar denominated debt and accounts receivables written off, partially offset by the expiration of SBI’s tax holiday in July 2011. The effective tax rate for our wireless business was 25% and 27% in 2012 and 2011, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income increased by Php2,102 million, or 9%, to Php24,468 million from Php22,366 million recorded in 2011.

Adjusted EBITDA

As a result of the foregoing, our wireless business’ Adjusted EBITDA decreased by Php960 million, or 2%, to Php54,433 million in 2012 from Php55,393 million in 2011.

Core Income

Our wireless business’ core income decreased by Php4,218 million, or 14%, to Php25,685 million in 2012 from Php29,903 million in 2011 on account of an increase in wireless-related operating and other expenses, partially offset by higher wireless revenues and lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php62,490 million in 2012, an increase of Php2,484 million, or 4%, from Php60,006 million in 2011.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2012 and 2011 by service segment:

							Increase (Decrease)
	2012(1)%			2011(2)%			Amount		%
	(in millions)

Service Revenues:
Local exchange	Php	16,483	26	Php	15,734	26	Php	749	5
International long distance		10,885	17		11,383	19		(498)	(4)
National long distance		5,272	9		5,711	9		(439)	(8)
Data and other network		25,735	41		23,155	39		2,580	11
Miscellaneous		2,888	5		2,802	5		86	3

		61,263	98		58,785	98		2,478	4
Non-Service Revenues:
Sale of computers, phone units and SIM cards		1,227	2		1,221	2		6	—

Total Fixed Line Revenues	Php	62,490	100	Php	60,006	100	Php	2,484	4

(1)	Includes Digitel’s service revenues of Php3,265 million for the full year 2012.
(2)	Includes Digitel’s service revenues of Php706 million for the period from October 26, 2011 to December 31, 2011.

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php2,478 million, or 4%, to Php61,263 million in 2012 from Php58,785 million in 2011 due to an increase in the revenue contribution of our data and other network, local exchange and miscellaneous services, partially offset by decreases in international and national long distance services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2012 and 2011:

					Increase (Decrease)
	2012(1)		2011(2)		Amount		%

Total local exchange service revenues (in millions)	Php	16,483	Php	15,734	Php	749	5
Number of fixed line subscribers		2,063,794		2,166,295		(102,501)	(5)
Postpaid		1,997,671		2,029,359		(31,688)	(2)
Prepaid		66,123		136,936		(70,813)	(52)
Number of fixed line employees		7,546		9,072		(1,526)	(17)
Number of fixed line subscribers per employee		273		239		34	14

(1)	Includes Digitel’s local exchange revenue contribution of Php989 million, subscriber base of 206,631 and employee count of 516 as at and for the full year 2012.
(2)	Includes Digitel’s local exchange revenue contribution of Php178 million, subscriber base of 296,395 and employee count of 1,586 for the period from October 26, 2011 to December 31, 2011.

Revenues from our local exchange service increased by Php749 million, or 5%, to Php16,483 million in 2012 from Php15,734 million in 2011, primarily due to an increase in Digitel’s local exchange service revenue contribution by Php811 million and the increase in postpaid wired lines, partially offset by a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and a decrease in installation charges. The percentage contribution of local exchange revenues to our total fixed line service revenues was 27% in each of 2012 and 2011.

PLP wireless service allows subscribers to bring the telephone set anywhere within the home zone area and is available in postpaid and prepaid variants. Similar to our PLP wireless service, Digitel’s SunTel wireless landline offers unlimited landline to landline calls.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2012 and 2011:

					Increase (Decrease)
	2012(1)		2011(2)		Amount		%

Total international long distance service revenues (in millions)	Php	10,885	Php	11,383	(Php	498)	(4)
Inbound		9,547		10,231		(684)	(7)
Outbound		1,338		1,152		186	16

International call volumes (in million minutes, except call ratio)		2,150		2,029		121	6
Inbound		1,691		1,767		(76)	(4)
Outbound		459		262		197	75
Inbound-outbound call ratio		3.7:1		6.7:1		—	—

(1)	Includes Digitel’s international long distance service revenue contribution of Php688 million for the full year 2012.
(2)	Includes Digitel’s international long distance service revenue contribution of Php239 million for the period from October 26, 2011 to December 31, 2011.

Our total international long distance service revenues decreased by Php498 million, or 4%, to Php10,885 million in 2012 from Php11,383 million in 2011, primarily due to the decrease in PLDT’s call volumes, as well as the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011, partially offset by increases in Digitel’s international long distance service revenue contribution by Php449 million and call volumes by 290 million minutes, and the increase in average collection rate in dollar terms. The percentage contribution of international long distance service revenues to our total fixed line service revenues was 18% and 19% in 2012 and 2011, respectively.

Our revenues from inbound international long distance service decreased by Php684 million, or 7%, to Php9,547 million in 2012 from Php10,231 million in 2011 primarily due to the decrease in inbound call volumes, as well as the unfavorable effect on our inbound revenues of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar, partially offset by an increase in Digitel’s inbound international long distance service revenue contribution by Php117 million and inbound call volumes by 13 million minutes.

Our revenues from outbound international long distance service increased by Php186 million, or 16%, to Php1,338 million in 2012 from Php1,152 million in 2011, primarily due to an increase in Digitel’s revenue contribution from outbound international long distance service by Php332 million and the increase in the average collection rate in dollar terms, partially offset by the decrease in PLDT’s outbound call volumes and the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011, resulting in a decrease in the average billing rate to Php42.45 in 2012 from Php43.34 in 2011.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2012 and 2011:

					Decrease
	2012(1)		2011(2)		Amount		%

Total national long distance service revenues (in millions)	Php	5,272	Php	5,711	(Php	439)	(8)
National long distance call volumes (in million minutes)		971		1,126		(155)	(14)

(1)	Includes Digitel’s national long distance service revenue contribution of Php346 million and call volume of 39 million minutes for the full year 2012.
(2)	Includes Digitel’s national long distance service revenue contribution of Php68 million and call volume of 10 million minutes for the period from October 26, 2011 to December 31, 2011.

Our national long distance service revenues decreased by Php439 million, or 8%, to Php5,272 million in 2012 from Php5,711 million in 2011, primarily due to a decrease in call volumes, partially offset by an increase in Digitel’s national long distance service revenue contribution by Php278 million and an increase in the average revenue per minute of our national long distance services due to the cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues was 8% and 10% in 2012 and 2011, respectively.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2012 and 2011:

					Increase (Decrease)
	2012(1)		2011(2)		Amount		%

Data and other network service revenues (in millions)	Php	25,735	Php	23,155	Php	2,580	11
Domestic		18,682		16,647		2,035	12
Broadband		11,640		9,940		1,700	17
DSL		11,405		9,664		1,741	18
WeRoam		235		276		(41)	(15)
Leased Lines and Others		7,042		6,707		335	5

International
Leased Lines and Others		5,679		5,358		321	6

VitroTM Data Center		1,374		1,150		224	19

Subscriber base
Broadband		903,860		859,960		43,900	5
DSL		887,399		842,273		45,126	5
WeRoam		16,461		17,687		(1,226)	(7)
SWUP		22,720		20,153		2,567	13

(1)	Includes Digitel’s data and other network service revenue contribution of Php1,242 million for the full year 2012 and DSL subscribers of 74,921 as at December 31, 2012.
(2)

Includes Digitel’s data and other network service revenue contribution of Php221 million for the period from October 26, 2011 to December 31, 2011 and DSL subscribers of 99,367 as at December 31, 2011.

Our data and other network services posted revenues of Php25,735 million in 2012, an increase of Php2,580 million, or 11%, from Php23,155 million in 2011, primarily due to higher revenues from PLDT DSL, the increase in Digitel’s data and other network service revenue contribution by Php1,021 million, an increase in domestic leased line revenues resulting from the higher revenue contribution of internet protocol-virtual private network, or IP-VPN, and Metro Ethernet, and an increase in international data revenues primarily due to higher revenues from i-Gate and inland cable lease. The percentage contribution of this service segment to our fixed line service revenues was 42% and 39% in 2012 and 2011, respectively.

Domestic

Domestic data services contributed Php18,682 million in 2012, an increase of Php2,035 million, or 12%, as compared with Php16,647 million in 2011 mainly due to higher DSL revenues and an increase in Digitel’s revenue contribution by Php1,003 million in 2012, higher IP-VPN, Metro Ethernet and Shops.Work subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring, outsourcing services increased, partially offset by lower traditional leased line revenues on Diginet. The percentage contribution of domestic data service revenues to total data and other network services was 73% and 72% in 2012 and 2011, respectively.

Broadband

Broadband data services include PLDTDSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and PLDT WeRoam, our mobile broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA/HSPA+ and WiFi technologies).

Broadband data revenues amounted to Php11,640 million in 2012, an increase of Php1,700 million, or 17%, from Php9,940 million in 2011, primarily due to the higher revenue contribution of DSL which contributed revenues of Php11,405 million in 2012 from Php9,664 million in 2011 as a result of the increase in the number of subscribers by 5% to 903,860 subscribers, including Digitel’s DSL subscriber base of 74,921, as at December 31, 2012, from 859,960 subscribers, which includes Digitel’s subscriber base of 99,367, as at December 31, 2011. DSL revenues was 44% and 42% of total data and other network service revenues in 2012 and 2011, respectively.

WeRoam revenues amounted to Php235 million in 2012, a decrease of Php41 million, or 15%, from Php276 million in 2011 as a result of a decrease in subscriber base by 7% to 16,461 subscribers in 2012 from 17,687 subscribers in 2011.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2012, SWUP had a total subscriber base of 22,720 up by 2,567, or 13%, from 20,153 subscribers in 2011. Leased lines and other data revenues amounted to Php7,042 million in 2012, an increase of Php335 million, or 5%, from Php6,707 million in 2011, primarily due to an increase in Digitel’s leased line data revenue contribution by Php376 million, and higher revenues from IP-VPN, Metro Ethernet and Shops.Work, partially offset by lower Diginet revenues. The percentage contribution of leased lines and other data service revenues to the total data and other network services was 28% and 29% in 2012 and 2011, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies. International data service revenues increased by Php321 million, or 6%, to Php5,679 million in 2012 from Php5,358 million in 2011, primarily due to higher i-Gate, and inland-cable lease revenues, and an increase in Digitel’s international leased line data revenue contribution by Php18 million, as well as an increase in revenues from various global service providers, partially offset by the unfavorable effect of the appreciation of the Philippine peso relative to the U.S. dollar. The percentage contribution of international data service revenues to total data and other network service revenues was 22% and 23% in 2012 and 2011, respectively.

VitroTM Data Center

VitroTM data center provides co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Data center revenues increased by Php224 million, or 19%, to Php1,374 million in 2012 from Php1,150 million in 2011 mainly due to higher co-location and managed services.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental and facilities management fees, internet and online gaming, and directory advertising. These service revenues increased by Php86 million, or 3%, to Php2,888 million in 2012 from Php2,802 million in 2011 mainly due to the effect of the inclusion in the consolidation of the financial results of ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% effective August 24, 2011), the revenue contribution of PGNL, which is the exclusive distributor and licensee of the programs, shows, films and channels of TV5 abroad, the distribution of which is via syndication and international linear channels, and higher rental and facilities management fees, partially offset by a decrease in internet and online gaming revenues as a result of the disposal of ePLDT’s 75% interest in Digital Paradise on April 1, 2011 and 57.51% interest in Level Up! on July 11, 2011. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 5% in each of 2012 and 2011.

Non-service Revenues

Non-service revenues increased by Php6 million to Php1,227 million in 2012 from Php1,221 million in 2011, primarily due to increases in hardware and software licenses, Telpad units and UNO equipments sold, partially offset by lower computer-bundled sales, sales of several managed PABX and On Call solutions and PLP units.

Expenses

Expenses related to our fixed line business totaled Php55,555 million in 2012, an increase of Php4,935 million, or 10%, as compared with Php50,620 million in 2011. The increase was primarily due to higher expenses related to compensation and employee benefits, repairs and maintenance, professional and other contracted services, rent, cost of sales, selling and promotions, depreciation and amortization, and asset impairment, partly offset by lower expenses related to interconnection costs, taxes and licenses, amortization of intangible assets, and communication, training and travel. As a percentage of our total fixed line revenues, expenses associated with our fixed line business was 89% and 84% in 2012 and 2011, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2012 and 2011 and the percentage of each expense item to the total:

							Increase (Decrease)
	2012(1)%			2011(2)%			Amount		%
	(in millions)

Compensation and employee benefits	Php	13,937	25	Php	9,855	20	Php	4,082	41
Depreciation and amortization		13,354	24		13,244	26		110	1
Interconnection costs		8,120	15		8,471	17		(351)	(4)
Repairs and maintenance		5,460	10		5,116	10		344	7
Professional and other contracted services		4,351	8		4,043	8		308	8
Rent		2,947	5		2,689	5		258	10
Selling and promotions		1,786	3		1,665	3		121	7
Cost of sales		1,374	3		1,178	2		196	17
Taxes and licenses		1,097	2		1,319	3		(222)	(17)
Asset impairment		1,068	2		1,003	2		65	6
Communication, training and travel		771	1		780	2		(9)	(1)
Insurance and security services		632	1		577	1		55	10
Amortization of intangible assets		—	—		32	—		(32)	(100)
Other expenses		658	1		648	1		10	2

Total	Php	55,555	100	Php	50,620	100	Php	4,935	10

(1)	Includes Digitel’s expenses of Php3,219 million for the full year 2012.
(2)	Includes Digitel’s expenses of Php726 million for the period from October 26, 2011 to December 31, 2011.

Compensation and employee benefits expenses increased by Php4,082 million, or 41%, to Php13,937 million primarily due to higher MRP costs, salaries and employee benefits, LTIP costs, as well as the increase in Digitel’s contribution to compensation and employee benefits expense by Php772 million, partially offset by lower provision for pension costs. Employee headcount decreased to 10,462 in 2012 as compared with 11,409 in 2011 mainly due to a decrease in PLDT’s and Digitel’s headcounts as a result of the MRP, partially offset by an increase in the number of employee headcount of iPlus.

Depreciation and amortization charges increased by Php110 million, or 1%, to Php13,354 million due to the increase in Digitel’s contribution to depreciation and amortization expense by Php435 million, partly offset by PLDT’s lower depreciable asset base.

Interconnection costs decreased by Php351 million, or 4%, to Php8,120 million primarily due to lower international and national long distance interconnection/settlement costs as a result of lower international received paid and domestic sent paid calls that terminated to other domestic carriers, and lower settlement costs for data and other network services particularly Fibernet and Infonet, partially offset by the increase in Digitel’s contribution to interconnection costs by Php389 million.

Repairs and maintenance expenses increased by Php344 million, or 7%, to Php5,460 million primarily due to the increase in Digitel’s contribution to repairs and maintenance expense by Php385 million, higher repairs and maintenance costs for buildings, IT software, and office electricity cost, partially offset by lower repairs and maintenance costs on central office/telecoms equipment, site fuel consumption, and vehicles, furnitures and other work equipment.

Professional and other contracted service expenses increased by Php308 million, or 8%, to Php4,351 million primarily due to higher contracted service, transfer agents’, technical service, collection agency, and other professional fees, as well as the increase in Digitel’s contribution to professional and other contracted fees by Php146 million, partially offset by lower consultancy and bill printing fees.

Rent expenses increased by Php258 million, or 10%, to Php2,947 million primarily due to the increase in Digitel’s contribution to rent expense by Php146 million, as well as higher international leased circuits, and site rental charges, partially offset by lower domestic leased circuit, office building and equipment rental charges.

Selling and promotion expenses increased by Php121 million, or 7%, to Php1,786 million primarily due to the increase in Digitel’s contribution to selling and promotions expense by Php11 million, as well as higher advertising expenses, partially offset by lower public relations and commissions expense.

Cost of sales increased by Php196 million, or 17%, to Php1,374 million primarily due to the increase in Digitel’s contribution to cost of sales by Php32 million and an increase in the sale of Telpad units, partially offset by lower sales of several managed PABX and OnCall solutions, and PLP units.

Taxes and licenses decreased by Php222 million, or 17%, to Php1,097 million as a result of lower real property taxes and NTC license fees, partly offset by the increase in Digitel’s contribution to taxes and license expense by Php39 million.

Asset impairment increased by Php65 million, or 6%, to Php1,068 million mainly due to the increase in Digitel’s contribution to asset impairment charge by Php45 million, partially offset by lower provision for uncollectible receivables mainly by Philcom.

Communication, training and travel expenses decreased by Php9 million, or 1%, to Php771 million mainly due to a decrease in foreign travel, mailing and courier, and fuel consumption charges, partially offset by higher local training and travel, and the increase in Digitel’s contribution to communication, training and travel expense by Php36 million.

Insurance and security services increased by Php55 million, or 10%, to Php632 million primarily due to higher office security services, and the increase in Digitel’s contribution to insurance and security expense by Php43 million, partially offset by lower expenses insurance and bond premiums.

Amortization of intangible assets amounted to Php32 million in 2011 relating to the amortization of intangible assets related to PLDT’s acquisition of the customer list of PDSI in 2011.

Other expenses increased by Php10 million, or 2%, to Php658 million primarily due to higher various business and operational-related expenses and the increase in Digitel’s contribution to other expense by Php14 million.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the years ended December 31, 2012 and 2011:

					Change
	2012(1)		2011(2)		Amount		%
	(in millions)

Other Income (Expenses):
Interest income	Php	883	Php	590	Php	293	50
Foreign exchange gains (losses) – net		863		(15)		878	5,853
Equity share in net earnings of associates		108		307		(199)	(65)
Gains (losses) on derivative financial instruments – net		(1,958)		211		(2,169)	(1,028)
Financing costs – net		(4,363)		(3,710)		(653)	18
Others		2,914		2,024		890	44

Total	(Php	1,553)	(Php	593)	(Php	960)	162

(1)	Includes Digitel’s other income of Php2,414 million for the full year 2012.
(2)	Includes Digitel’s other expenses of Php2,240 million for the period from October 26, 2011 to December 31, 2011.

Our fixed line business’ other expenses amounted to Php1,553 million in 2012, an increase of Php960 million, or 162%, from Php593 million in 2011. The change was due to the combined effects of the following: (i) net losses on derivative financial instruments of Php1,958 million in 2012 as against net gains on derivative financial instruments of Php211 million in 2011 due to the effect of narrower dollar and peso interest rate differentials and higher level of appreciation of the Philippine peso to the U.S. dollar; (ii) an increase in net financing costs by Php653 million due to higher interest expense on loans and related items, and financing charges, partially offset by a decrease in Digitel’s financing costs by Php83 million; (iii) decrease in equity share in net earnings of associates and joint ventures by Php199 million mainly due to the disposal of investment in Philweb; (iv) an increase in interest income by Php293 million due to a higher principal amount of placements and the increase in Digitel’s contribution to interest income by Php27 million, partially offset by lower average interest rates, shorter average tenor of placements, and the impact of the appreciation of the Philippine peso on dollar placements; (v) increase in net foreign exchange gains by Php878 million due to the increase in Digitel’s contribution to foreign exchange gains by Php181 million and on account of foreign exchange revaluation of foreign currency-denominated assets and liabilities due to the effect of the higher level of appreciation of the Philippine peso to the U.S. dollar; and (vi) an increase in other income by Php890 million mainly due to gain on the first and second tranches of disposal of Philweb shares and higher reversal of prior year provisions, partially offset by lower gain on sale of investments, lower gain on disposal of fixed assets, pension benefit income recognized by PLDT and lower income from consultancy.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php89 million in 2012, a change of Php2,580 million, or 104%, as against provision for income tax of Php2,491 million in 2011, primarily due to lower taxable income.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php5,471 million in 2012, decreased by Php831 million, or 13%, as compared with Php6,302 million in 2011.

Adjusted EBITDA

As a result of the foregoing, our fixed line business’ Adjusted EBITDA decreased by Php2,371 million, or 10%, to Php20,304 million in 2012 from Php22,675 million in 2011.

Core Income

Our fixed line business’ core income increased by Php322 million, or 6%, to Php6,087 million in 2012 from Php5,765 million in 2011, primarily as a result of higher fixed line revenues, decrease in provision for income tax and other expenses, partially offset by higher fixed line operating expenses.

Business Process Outsourcing

Revenues

Our BPO business provides knowledge processing solutions and customer relationship management.

Our BPO business generated revenues of Php9,899 million in 2012, an increase of Php1,311 million, or 15%, as compared with Php8,588 million in 2011. This increase was primarily due to higher revenue contributions from our knowledge processing solutions and customer relationship management businesses.

The following table summarizes our total revenues from our BPO business for the years ended December 31, 2012 and 2011 by service segment:

							Increase
	2012		%	2011		%	Amount		%
	(in millions)

Service Revenues:
Knowledge processing solutions	Php	6,594	67	Php	5,721	67	Php	873	15
Customer relationship management		3,305	33		2,867	33		438	15

Total BPO Revenues	Php	9,899	100	Php	8,588	100	Php	1,311	15

Service Revenues

Service revenues generated by our BPO business amounted to Php9,899 million in 2012, an increase of Php1,311 million, or 15%, as compared with Php8,588 million in 2011, primarily as a result of the continued growth in our knowledge processing solutions and customer relationship management businesses.

Knowledge Processing Solutions

We provide our knowledge processing solutions business primarily through the SPi Group. Our knowledge processing solutions business contributed revenues of Php6,594 million in 2012, an increase of Php873 million, or 15%, from Php5,721 million in 2011. Dollar-denominated revenues increased by 18% mainly due to higher content services and additional revenues as a result of the inclusion of Laserwords Private Ltd., or Laserwords, in the consolidation effective November 1, 2011, partially offset by the sale of our medical transcription business on September 26, 2011 and the appreciation of the Philippine peso to the U.S. dollar by approximately 2%. Knowledge processing solutions business revenues was 67% of total revenues of our BPO business in each of 2012 and 2011.

Customer Relationship Management

We provide our customer relationship management business primarily through SPi CRM. In 2012, SPi CRM changed its functional currency from Philippine peso to U.S. dollar. Revenues relating to our customer relationship management business increased by Php438 million, or 15%, to Php3,305 million in 2012 from Php2,867 million in 2011, primarily due to higher domestic sales by 19%, partially offset by the effect of the appreciation of the Philippine peso to the U.S. dollar and lower revenues from Infocom due to the transfer of part of its services to PLDT. In total, we own and operate 6,200 seats with an average of 3,709 customer service representatives, or CSRs, in 2012, as compared with 5,959 seats with an average of 3,360 CSRs in 2011. SPi CRM had six customer relationship management sites as at December 31, 2012 and 2011. Customer relationship management business revenues was 33% of total revenues of our BPO business in each of 2012 and 2011.

Expenses

Expenses associated with our BPO business totaled Php8,478 million in 2012, an increase of Php880 million, or 12%, as compared with Php7,598 million in 2011, primarily due to higher expenses related to compensation and employee benefits, professional and other contracted services, repairs and maintenance, communication, training and travel, depreciation and amortization, selling and promotions, amortization of intangible assets and rent. As a percentage of our total BPO revenues, expenses related to our BPO business was 86% and 88% in 2012 and 2011, respectively.

							Increase (Decrease)
	2012		%	2011		%	Amount		%
	(in millions)

Compensation and employee benefits	Php	5,513	65	Php	5,062	67	Php	451	9
Professional and other contracted services		672	8		538	7		134	25
Repairs and maintenance		470	6		379	5		91	24
Depreciation and amortization		466	5		418	5		48	11
Rent		447	5		423	6		24	6
Communication, training and travel		403	5		344	4		59	17
Amortization of intangible assets		180	2		147	2		33	22
Selling and promotions		78	1		40	—		38	95
Insurance and security services		63	1		58	1		5	9
Taxes and licenses		43	—		43	1		—	—
Asset impairment		3	—		9	—		(6)	(67)
Other expenses		140	2		137	2		3	2

Total	Php	8,478	100	Php	7,598	100	Php	880	12

Compensation and employee benefits increased by Php451 million, or 9%, to Php5,513 million mainly due to higher salaries and benefits, LTIP and provision for pension costs, partially offset by a decline in MRP costs. BPO employee headcount increased by 3,101, or 21%, to 17,765 in 2012 as compared with 14,664 in 2011.

Professional and other contracted services increased by Php134 million, or 25%, to Php672 million primarily due to higher contracted service, consultancy and other professional fees.

Repairs and maintenance expenses increased by Php91 million, or 24%, to Php470 million primarily due to higher office and site electricity charges, and repairs and maintenance costs for vehicles, furniture and other work equipment, and janitorial services, partially offset by lower repairs and maintenance cost of IT software and site facilities.

Depreciation and amortization increased by Php48 million, or 11%, to Php466 million primarily due to higher depreciable asset base.

Rent expenses increased by Php24 million, or 6%, to Php447 million primarily due to higher office building rental charges, partially offset by lower site rental charges.

Communication, training and travel expenses increased by Php59 million, or 17%, to Php403 million primarily due to higher travel and training expenses, and mailing and courier charges, partially offset by lower freight and hauling charges.

Amortization of intangible assets increased by Php33 million, or 22%, to Php180 million primarily due to higher amortization of intangible assets in 2012.

Selling and promotions expenses increased by Php38 million, or 95%, to Php78 million primarily due to higher spending on advertising and promotions, as well as higher commissions expenses.

Insurance and security services increased by Php5 million, or 9%, to Php63 million primarily due to higher expenses on office security, and insurance and bond premiums.

Taxes and licenses remained flat at Php43 million due to business-related taxes in 2012 and 2011.

Asset impairment decreased by Php6 million, or 67%, to Php3 million primarily due to lower provision for uncollectible receivables.

Other expenses increased by Php3 million, or 2%, to Php140 million mainly due to higher various business operational-related costs.

Other Income

The following table summarizes the breakdown of our total BPO-related other income for the years ended December 31, 2012 and 2011:

					Change
	2012		2011(1)		Amount		%
	(in millions)
Other Income (Expenses):
Gains (losses) on derivative financial instruments – net	Php	28	(Php	4)	Php	32	800
Interest income		16		15		1	7
Financing costs		(24)		(37)		13	(35)
Foreign exchange losses – net		(39)		(9)		(30)	333
Others		155		147		8	5

Total	Php	136	Php	112	Php	24	21

(1)	The 2011 results have been restated to reflect the implementation of the reorganization of our business segments.

Our BPO business’ other income amounted to Php136 million in 2012, an increase of Php24 million, or 21%, from Php112 million in 2011, primarily due to the combined effects of the following: (i) net gains on derivative financial instruments of Php28 million in 2012 as against a net loss on derivative financial instruments of Php4 million due to mark-to-market gains from forward foreign exchange contracts; (ii) a decrease in financing costs by Php13 million due to payment of contingent liabilities and related interests in 2011 from our knowledge processing solutions business; (iii) an increase in other income by Php8 million mainly due to higher reversal of prior year provisions and rental income; (iv) an increase in interest income by Php1 million due to higher interest earned; and (v) an increase in net foreign exchange losses by Php30 million due to the revaluation of net foreign currency-denominated liabilities as a result of the effect of the higher level of appreciation of the Philippine peso to the U.S. dollar in 2012.

Provision for Income Tax

Provision for income tax amounted to Php428 million, an increase of Php310 million, or 263%, in 2012 from Php118 million in 2011, primarily due to higher taxable income in 2012, expiration of income tax holiday of a subsidiary of SPi and the inclusion of provision for income tax of Laserwords in 2012.

Net Income

As a result of the foregoing, our BPO business registered a net income of Php1,129 million in 2012, an increase of Php145 million, or 15%, from Php984 million in 2011.

Adjusted EBITDA

As a result of the foregoing, our BPO business’ Adjusted EBITDA increased by Php509 million, or 33%, to Php2,067 million in 2012 from Php1,558 million in 2011.

Core Income

Our BPO business’ core income amounted to Php1,137 million in 2012, an increase of Php231 million, or 25%, as compared with Php906 million in 2011 mainly as a result of an increase in BPO revenues and other income, partially offset by an increase in BPO-related expenses and higher provision for income tax.

Others

Expenses

Expenses associated with our other business segment totaled Php18 million in 2012, an increase of Php7 million, or 64%, as compared with Php11 million in 2011, primarily due to PCEV’s higher other operating expenses.

Other Income

The following table summarizes the breakdown of other income for other business segment for the years ended December 31, 2012 and 2011:

	2012		2011(1)		Change
					Amount		%
	(in millions)
Other Income (Expenses):
Equity share in net earnings of associates	Php	1,508	Php	1,843	(Php	335)	(18)
Interest income		76		90		(14)	(16)
Others		2,774		65		2,709	4,168

Total	Php	4,358	Php	1,998	Php	2,360	118

(1)	The 2011 results have been restated to reflect the implementation of the reorganization of our business segments.

Other income increased by Php2,360 million, or 118%, to Php4,358 million in 2012 from Php1,998 million in 2011 primarily due to the combined effects of the following: (i) an increase in other income by Php2,709 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares to Beacon of Php2,012 million and preferred dividends from Beacon of Php720 million; (ii) a decrease in interest income by Php14 million as a result of lower average level of temporary cash investments by our PCEV business; and (iii) a decrease in equity share in net earnings of associates by Php335 million mainly due to the decrease in PCEV’s indirect share in the net earnings of Meralco.

For the years ended December 31, 2012, Meralco’s reported and core income amounted to Php17,016 million and Php16,265 million, respectively, as compared with Php13,227 million and Php14,887 million, respectively, in 2011. These results were primarily due to increases in billed customers and electricity sales volume, partially offset by lower distribution and transmission rates in 2012 as compared with 2011. PCEV’s share in the reported and core income of Meralco, including its share in Beacon’s results of operations and amortization of fair value adjustment related to the acquisition of Meralco, amounted to Php1,508 million and Php1,598 million, respectively, in 2012, and Php1,843 million and Php2,319 million, respectively, in 2011.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php4,333 million, an increase of Php2,348 million, or 118%, in 2012 from Php1,985 million in 2011.

Adjusted EBITDA

As a result of the foregoing, negative Adjusted EBITDA from our other business segment increased by negative Php7 million, or 64%, to negative Php18 million in 2012 from negative Php11 million in 2011.

Core Income

Our other business segment’s core income amounted to Php4,424 million in 2012, an increase of Php1,963 million, or 80%, as compared with Php2,461 million in 2011 mainly as a result of an increase in other income, partially offset by a decrease in the adjustment in equity share of Meralco.

2011 Compared to 2010

On a Consolidated Basis

Revenues

We reported consolidated revenues, including revenues from discontinued operations, of Php156,603 million in 2011, a decrease of Php1,784 million, or 1%, as compared with Php158,387 million in 2010, primarily due to a decline in our service revenues by Php2,212 million as a result of decreases in cellular and satellite revenues from our wireless business, and national long distance and local exchange services from our fixed line business. These were partially offset by higher revenues from data and other network services, as well as the higher revenue contribution of our BPO business.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2011 and 2010:

	2011(1)%			2010		%	Change
							Amount		%
	(in millions)
Wireless	Php	103,538	66	Php	105,381	67	(Php	1,843)	(2)
Fixed line		60,006	38		60,158	38		(152)	—
BPO		8,588	6		8,112	5		476	6
Inter-segment transactions		(15,529)	(10)		(15,264)	(10)		(265)	2

Consolidated	Php	156,603	100	Php	158,387	100	(Php	1,784)	(1)

(1)	Includes the Digitel Group’s revenue contribution of Php3,845 million for the period from October 26, 2011 to December 31, 2011.

Expenses

Consolidated expenses, including expenses from discontinued operations, increased by Php10,551 million, or 10%, to Php113,382 million in 2011 from Php102,831 million in 2010, largely as a result of higher asset impairment, selling and promotions, depreciation and amortization, taxes and licenses, repairs and maintenance, professional and other contracted services, and cost of sales, partly offset by decreases in compensation and employee benefits, and amortization of intangible assets.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2011 and 2010:

	2011(1)%			2010		%	Change
							Amount		%
	(in millions)
Wireless	Php	71,049	62	Php	59,807	58	Php	11,242	19
Fixed line		50,620	45		50,243	49		377	1
BPO		7,598	7		8,481	8		(883)	(10)
Others		11	—		19	—		(8)	(42)
Inter-segment transactions		(15,896)	(14)		(15,719)	(15)		(177)	1

Consolidated	Php	113,382	100	Php	102,831	100	Php	10,551	10

(1)	Includes the Digitel Group’s expenses of Php3,785 million for the period from October 26, 2011 to December 31, 2011.

Other Expenses

Consolidated other expenses, including expenses from discontinued operations, amounted to Php544 million in 2011, which includes other expenses from the Digitel Group of Php942 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php1,327 million, or 71%, from Php1,871 million in 2010, primarily due to the combined effects of the following: (i) net gains on derivative financial instruments of Php197 million in 2011 as against net losses on derivative financial instruments of Php1,741 million in 2010 mainly due to the effect of wider U.S. dollar and peso interest rate differentials and depreciation of the Philippine peso to the U.S. dollar, and a decrease in hedge costs mainly due to the offsetting effect of overlay transactions in 2011; (ii) an increase in other income by Php934 million mainly due to the reversal of prior year’s accrual of long-term incentive plan, or LTIP, pension benefit income recognized by PLDT and net gain on sale of investments in Level Up! and Digital Paradise, partly offset by lower net gain on disposal of fixed assets of Php742 million in 2011; (iii) net increase in equity share in net earnings of associates and joint ventures by Php627 million; (iv) a decrease in net financing costs by Php207 million mainly due to lower interest on loans and other related items on account of lower average interest rates and, partially offset by higher average level of loan balances by our fixed line and wireless businesses and lower capitalized interest by our wireless business; (v) higher interest income by Php172 million due to a higher average level of peso and dollar short-term investments, higher average peso and dollar interest rates and the impact of the depreciation of the Philippine peso on dollar placements; and (vi) net foreign exchange losses of Php744 million in 2011 as against net foreign exchange gains of Php1,807 million in 2010 due to the revaluation of foreign-currency denominated assets and liabilities as a result of the effect of the depreciation of the Philippine peso to the U.S. dollar.

The following table shows the breakdown of our consolidated other expenses by business segment for the years ended December 31, 2011 and 2010:

	2011(1)%			2010		%	Change
							Amount		%
	(in millions)
Wireless	(Php	1,694)	311	(Php	136)	7	(Php	1,558)	1,146
Fixed line		(593)	109		(2,694)	144		2,101	(78)
BPO		112	(21)		43	(2)		69	160
Others		1,998	(367)		1,371	(73)		627	46
Inter-segment transactions		(367)	68		(455)	24		88	(19)

Consolidated	(Php	544)	100	(Php	1,871)	100	(Php	1,327)	(71)

(1)	Includes the Digitel Group’s other expenses of Php942 million for the period from October 26, 2011 to December 31, 2011.

Net Income

Consolidated net income, including net income from discontinued operations, decreased by Php8,622 million, or 21%, to Php31,637 million in 2011, from Php40,259 million in 2010. The decrease was mainly due to the combined effects of the following: (i) a decrease in consolidated revenues by Php1,784 million; (ii) an increase in consolidated expenses by Php10,551 million; (iii) a decrease in consolidated other expenses by Php1,327 million; and (iv) a decrease in consolidated provision for income tax by Php2,386 million, which was mainly due to lower taxable income from our wireless business. Our consolidated basic and diluted EPS decreased to Php163.24 and 163.10, respectively, in 2011 from consolidated basic and diluted EPS of 212.85 in 2010. Our weighted average number of outstanding common shares was approximately 191.4 million and 186.8 million in the years ended December 31, 2011 and 2010, respectively.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2011 and 2010:

	2011(1)%			2010		%	Change
							Amount		%
	(in millions)
Wireless	Php	22,366	71	Php	34,025	85	(Php	11,659)	(34)
Fixed line		6,302	20		5,145	13		1,157	22
BPO		984	3		(262)	(1)		1,246	476
Others		1,985	6		1,351	3		634	47

Consolidated	Php	31,637	100	Php	40,259	100	(Php	8,622)	(21)

(1)	Includes the Digitel Group’s net loss of Php606 million for the period from October 26, 2011 to December 31, 2011.

Adjusted EBITDA

Our consolidated Adjusted EBITDA, including Adjusted EBITDA from discontinued operations, was Php79,959 million in 2011, a decrease of Php3,758 million, or 4%, as compared with Php83,717 million in 2010, primarily due to a decline in service revenues from our wireless business, and higher operating expenses driven primarily by higher selling and promotions expenses, taxes and licenses, repairs and maintenance, and professional and other contracted services, and higher provision for uncollectible receivables.

The following table shows the breakdown of our consolidated Adjusted EBITDA by business segment for the years ended December 31, 2011 and 2010:

	2011(1)%			2010		%	Change
							Amount		%
	(in millions)
Wireless	Php	55,393	69	Php	58,964	70	(Php	3,571)	(6)
Fixed line		22,675	28		23,047	28		(372)	(2)
BPO		1,558	2		1,270	2		288	23
Others		(11)	—		(19)	—		8	(42)
Inter-segment transactions		344	1		455	—		(111)	(24)

Consolidated	Php	79,959	100	Php	83,717	100	(Php	3,758)	(4)

(1)	Includes the Digitel Group’s EBITDA of Php1,056 million for the period from October 26, 2011 to December 31, 2011.

Core Income

Our consolidated core income, including core income from discontinued operations, was Php39,035 million in 2011, which includes a loss from the Digitel Group of Php9 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php2,993 million, or 7%, as compared with Php42,028 million in 2010, primarily due to a decrease in consolidated revenues and an increase in consolidated expenses, partially offset by decreases in consolidated other expenses and consolidated provision for income tax. Our consolidated basic and diluted core EPS also decreased to Php201.58 and Php201.41, respectively, in 2011 from Php212.85 in 2010.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2011 and 2010:

	2011(1)%			2010		%	Increase (Decrease)
							Amount		%
	(in millions)
Wireless	Php	29,903	77	Php	33,352	79	(Php	3,449)	(10)
Fixed line		5,765	15		5,845	14		(80)	(1)
BPO		906	2		765	2		141	18
Others		2,461	6		2,066	5		395	19

Consolidated	Php	39,035	100	Php	42,028	100	(Php	2,993)	(7)

(1)	Includes the Digitel Group’s negative core income of Php9 million for the period from October 26, 2011 to December 31, 2011.

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php103,538 million in 2011, a decrease of Php1,843 million, or 2%, from Php105,381 million in 2010.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2011 and 2010 by service segment:

	2011(1)%			2010		%	Increase (Decrease)
							Amount		%
	(in millions)
Service Revenues:
Cellular	Php	93,645	90	Php	95,520	91	(Php	1,875)	(2)
Wireless broadband, satellite and others
Wireless broadband		6,804	7		6,287	6		517	8
Satellite and others		1,620	2		2,217	2		(597)	(27)

		102,069	99		104,024	99		(1,955)	(2)

Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems		1,469	1		1,357	1		112	8

Total Wireless Revenues	Php	103,538	100	Php	105,381	100	(Php	1,843)	(2)

(1)	Includes DMPI’s revenue contribution of Php3,184 million for the period from October 26, 2011 to December 31, 2011.

Service Revenues

Our wireless service revenues decreased by Php1,955 million, or 2%, to Php102,069 million in 2011, as compared with Php104,024 million in 2010, mainly as a result of lower revenues from our cellular, and satellite and other services. The decrease in our cellular revenues was mainly due to the decline in revenues from domestic and international calls, as well as from domestic text messaging services on the back of pervasive multiple SIM card ownership, increased utilization of unlimited offers and increasing patronage of social networking sites, partially offset by the effect of the inclusion of DMPI’s service revenues for the period from October 26, 2011 to December 31, 2011, an increase in international short messaging service, or SMS, as well as higher VAS revenues, mainly from internet-based VAS and Pasa Load. Our dollar-linked revenues were negatively affected by the appreciation of the Philippine peso relative to the U.S. dollar, which decreased to a weighted average exchange rate of Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010. With subscriber growth being driven more by multiple SIM card ownership, especially in the lower income segment of the Philippine wireless market, monthly cellular ARPUs, for 2011 were lower as compared with 2010. As a percentage of our total wireless revenues, service revenues amounted to 99% in each of 2011 and 2010.

Cellular Service

Our cellular service revenues in 2011 amounted to Php93,645 million, a decrease of Php1,875 million, or 2%, from Php95,520 million in 2010. Cellular service revenues was 92% of our wireless service revenues in 2011 and 2010.

The following table shows the breakdown of our cellular service revenues for the years ended December 31, 2011 and 2010:

					Increase (Decrease)
	2011(1)		2010		Amount		%
	(in millions)

Cellular service revenues	Php	93,645	Php	95,520	(Php	1,875)	(2)

By service type		91,120		92,914		(1,794)	(2)
Prepaid		81,648		84,385		(2,737)	(3)
Postpaid		9,472		8,529		943	11

By component		91,120		92,914		(1,794)	(2)
Voice		43,885		45,678		(1,793)	(4)
Data		47,235		47,236		(1)	—

Others(2)		2,525		2,606		(81)	(3)

(1)	Includes DMPI’s cellular service revenues of Php2,808 million for the period from October 26, 2011 to December 31, 2011.
(2)

Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from Chikka, Wolfpac and other Smart subsidiaries.

The following table shows our other key measures of our cellular business as at and for the years ended December 31, 2011 and 2010:

			Increase (Decrease)
	2011	2010	Amount	%

Cellular subscriber base	63,696,629	45,636,008	18,060,621	40
Prepaid	61,792,792	45,214,433	16,578,359	37
Smart Prepaid	26,573,137	25,293,443	1,279,694	5
Talk ’N Text	20,467,175	18,967,381	1,499,794	8
Red Mobile	1,438,384	953,609	484,775	51
Sun Cellular(1)	13,314,096	—	13,314,096	—
Postpaid	1,903,837	421,575	1,482,262	352
Smart	550,485	421,575	128,910	31
Red Mobile(2)	263	—	263	—
Sun Cellular(1)	1,353,089	—	1,353,089	—

Systemwide traffic volumes (in millions)
Calls (in minutes)(3)	44,192	26,813	17,379	65
Domestic	41,107	23,787	17,320	73
Inbound	1,350	1,437	(87)	(6)
Outbound	39,757	22,350	17,407	78
International	3,085	3,026	59	2
Inbound	2,862	2,817	45	2
Outbound	223	209	14	7

SMS/Data count (in hits)	354,135	341,113	13,022	4
Text messages(4)	351,502	339,530	11,972	4
Domestic	350,858	339,011	11,847	3
Bucket-Priced/Unlimited	322,588	312,634	9,954	3
Standard	28,270	26,377	1,893	7
International	644	519	125	24
Value-Added Services	2,596	1,557	1,039	67
Financial Services	37	26	11	42

(1)

Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of the Digitel Group.

(2)	Red Mobile postpaid was launched on March 17, 2011.
(3)	Includes DMPI’s minutes of 2,681 million minutes for the period from October 26, 2011 to December 31, 2011.
(4)	Includes DMPI’s SMS count of 10,471 million for the period from October 26, 2011 to December 31, 2011.

Revenues generated from our prepaid cellular services amounted to Php81,648 million in 2011, a decrease of Php2,737 million, or 3%, as compared with Php84,385 million in 2010. Prepaid cellular service revenues was 90%

and 91% of cellular voice and data revenues in 2011 and 2010, respectively. Revenues generated from postpaid cellular service amounted to Php9,472 million in 2011, an increase of Php943 million, or 11%, as compared with Php8,529 million earned in 2010, and which was 10% and 9% of cellular voice and data revenues in 2011 and 2010, respectively. The decrease in revenues from our prepaid cellular services was primarily due to a decline in revenues from domestic and international calls, as well as domestic SMS, partially offset by an increase in VAS revenues, mainly from internet-based VAS and Pasa Load, and the inclusion of DMPI’s revenues for the period from October 26, 2011 to December 31, 2011.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, decreased by Php1,793 million, or 4%, to Php43,885 million in 2011 from Php45,678 million in 2010, primarily due to a decrease in domestic and international call revenues, partially offset by the inclusion of DMPI’s revenues for the period from October 26, 2011 to December 31, 2011. Cellular voice services were 47% and 48% of our cellular service revenues in 2011 and 2010, respectively.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2011 and 2010:

					Decrease
	2011(1)		2010		Amount		%
	(in millions)
Voice services:
Domestic
Inbound	Php	4,963	Php	5,203	(Php	240)	(5)
Outbound		22,442		22,807		(365)	(2)

		27,405		28,010		(605)	(2)

International
Inbound		13,906		14,738		(832)	(6)
Outbound		2,574		2,930		(356)	(12)

		16,480		17,668		(1,188)	(7)

Total	Php	43,885	Php	45,678	(Php	1,793)	(4)

(1)	Includes DMPI’s cellular voice revenues of Php1,537 million for the period from October 26, 2011 to December 31, 2011.

Domestic voice service revenues decreased by Php605 million, or 2%, to Php27,405 million in 2011 from Php28,010 million in 2010, primarily due to a decrease in domestic outbound call revenues by Php365 million, or 2%, to Php22,442 million in 2011 from Php22,807 million in 2010 mainly due to higher traffic volumes of unlimited calls at lower yield. In addition, revenues from our domestic inbound voice service decreased by Php240 million, or 5%, to Php4,963 million in 2011 from Php5,203 million in 2010 as a result of a decrease in inbound call traffic from domestic fixed line and mobile carriers. Domestic outbound call volumes increased by 17,407 million minutes, or 78%, to 39,757 million minutes in 2011 from 22,350 million minutes in 2010, while domestic inbound call volumes decreased by 87 million minutes, or 6%, to 1,350 million minutes in 2011 from 1,437 million minutes in 2010. The overall increase in domestic call traffic was due to higher call volumes resulting from unlimited voice offerings and the inclusion of DMPI’s call traffic for the period from October 26, 2011 to December 31, 2011.

International voice service revenues decreased by Php1,188 million, or 7%, to Php16,480 million in 2011 from Php17,668 million in 2010, with a decline in international inbound voice service revenues by Php832 million, or 6%, to Php13,906 million in 2011 from Php14,738 million in 2010, as well as a decline in international outbound voice service revenues by Php356 million, or 12%, to Php2,574 million in 2011 from Php2,930 million in 2010. The decline in international voice service revenues was primarily due to a reduction in inbound termination rates, as well as the effect on our dollar-linked revenues of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010, partially offset by the inclusion of DMPI’s revenues for the period from October 26, 2011 to December 31, 2011. Conversely, international inbound and outbound calls totaled 3,085 million minutes in 2011, an increase of 59 million minutes, or 2%, from 3,026 million minutes in 2010 mainly due to an increase in our cellular subscriber base.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, decreased by Php1 million to Php47,235 million in 2011 from Php47,236 million in 2010, primarily due to a decrease in text messaging revenues, partially offset by the inclusion of DMPI’s revenues for the period from October 26, 2011 to December 31, 2011. Cellular data services was 50% and 49% of our cellular service revenues in 2011 and 2010, respectively.

The following table shows the breakdown of our cellular data service revenues for the years ended December 31, 2011 and 2010:

					Increase (Decrease)
	2011(1)		2010		Amount		%
	(in millions)
Text messaging
Domestic	Php	40,096	Php	41,070	(Php	974)	(2)
Bucket-Priced/Unlimited		23,164		23,836		(672)	(3)
Standard		16,932		17,234		(302)	(2)
International		3,612		3,534		78	2

		43,708		44,604		(896)	(2)

Value-added services
Internet-based(2)		1,707		858		849	99
Pasa Load/Give-a-load(3)		664		483		181	37
SMS-based(4)		652		684		(32)	(5)
MMS-based(5)		458		568		(110)	(19)

		3,481		2,593		888	34

Financial services		46		39		7	18

Total	Php	47,235	Php	47,236	(Php	1)	—

(1)	Includes DMPI’s cellular data service revenues of Php1,220 million for the period from October 26, 2011 to December 31, 2011.
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

Text messaging-related services contributed revenues of Php43,708 million in 2011, a decrease of Php896 million, or 2%, as compared with Php44,604 million in 2010, and was 92% and 94% of our total cellular data service revenues in 2011 and 2010, respectively. The decrease in revenues from text messaging-related services resulted mainly from declining SMS yields. Another factor that contributed to this decline in revenues is the availability of alternative means of communication through social media sites. Text messaging revenues from the various bucket-priced/unlimited plans totaled Php23,164 million in 2011, a decrease of Php672 million, or 3%, as compared with Php23,836 million in 2010, primarily as a result of lower yields. Standard text messaging revenues decreased by Php302 million, or 2%, to Php16,932 million in 2011 from Php17,234 million in 2010, primarily as a result of decreased usage. On the other hand, the increase in international text messaging revenues was mainly due to the growth in international inbound SMS traffic and a higher average yield per international inbound SMS.

Bucket-priced/unlimited text messages usage increased by 9,954 million, or 3%, to 322,588 million in 2011 from 312,634 million in 2010 mainly due to DMPI’s contribution of 8,235 million bucket-priced/unlimited text messages for the period from October 26, 2011 to December 31, 2011. Standard text messages usage also increased by 1,893 million, or 7%, to 28,270 million in 2011 from 26,377 million in 2010 mainly due to DMPI’s contribution of 1,352 million standard text messages for the period from October 26, 2011 to December 31, 2011.

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

Subscriber Base, ARPU and Churn Rates

As at December 31, 2011, our cellular subscribers, totaled 63,696,629, an increase of 18,060,621, or 40%, over their combined cellular subscriber base of 45,636,008 as at December 31, 2010. Our cellular prepaid subscriber base grew by 16,578,359, or 37%, to 61,792,792 as at December 31, 2011 from 45,214,433 as at December 31, 2010, and our cellular postpaid subscriber base increased by 1,482,262, or 352%, to 1,903,837 as at December 31, 2011 from 421,575 as at December 31, 2010. The significant increase in subscriber base was primarily due to the inclusion of DMPI’s prepaid and postpaid subscribers of 13,314,096 and 1,353,089, respectively, as at December 31, 2011. Prepaid subscribers was 97% and 99% of our total subscriber base as at December 31, 2011 and 2010, respectively.

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

Prepaid and postpaid subscribers reflected net activations of 3,264,263 and 129,173 subscribers, respectively, in 2011 as compared with net activations of 4,321,335 and net reductions of 13,968 in 2010. Sun Cellular’s prepaid and postpaid subscribers reflected net activations of 338,759 and 49,697 subscribers, respectively, for the period from October 26, 2011 to December 31, 2011, which are not included in the net subscriber activations presented in the table above.

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
(3)

Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter. Net monthly ARPUs in 2010 have been restated to reflect the change in the presentation of our outbound revenues, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements in Item 18.

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

The following table shows information of our wireless broadband subscriber base for the years ended December 31, 2012 and 2011:

			Increase
	2011	2010	Amount	%

Wireless Broadband Subscribers	2,068,409	1,355,977	712,432	53
Prepaid	1,362,992	925,220	437,772	47
Smart Broadband	1,162,020	925,220	236,800	26
Sun Broadband	200,972	—	200,972	100
Postpaid	705,417	430,757	274,660	64
Smart Broadband	454,333	430,757	23,576	5
Sun Broadband	251,084	—	251,084	100

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

Expenses

Expenses associated with our wireless business in 2011 amounted to Php71,049 million, an increase of Php11,242 million, or 19%, from Php59,807 million in 2010. A significant portion of this increase was attributable to higher expenses related to asset impairment, as well as higher selling and promotions, depreciation and amortization, cost of sales, repairs and maintenance, and taxes and licenses, partially offset by lower expenses related to compensation and employee benefits, rent and interconnection costs. As a percentage of our total wireless revenues, expenses associated with our wireless business was 69% and 57% in 2011 and 2010, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2011 and 2010 and the percentage of each expense item in relation to the total:

							Increase (Decrease)
	2011(1)%			2010		%	Amount		%
	(in millions)

Depreciation and amortization	Php	14,295	20	Php	13,243	22	Php	1,052	8
Interconnection costs		9,604	14		10,194	17		(590)	(6)
Asset impairment		9,197	13		824	1		8,373	1,016
Rent		8,251	12		9,038	15		(787)	(9)
Selling and promotions		6,144	9		3,809	6		2,335	61
Repairs and maintenance		5,643	8		5,058	9		585	12
Compensation and employee benefits(2)		5,248	7		6,385	11		(1,137)	(18)
Cost of sales		4,267	6		3,587	6		680	19
Professional and other contracted services		3,176	5		3,104	5		72	2
Taxes and licenses		2,233	3		1,681	3		552	33
Communication, training and travel		1,022	1		946	2		76	8
Insurance and security services		847	1		831	1		16	2
Amortization of intangible assets		108	—		134	—		(26)	(19)
Other expenses		1,014	1		973	2		41	4

Total	Php	71,049	100	Php	59,807	100	Php	11,242	19

(1)	Includes DMPI’s expenses of Php3,083 million for the period from October 26, 2011 to December 31, 2011.
(2)	Includes salaries and employee benefits, LTIP, pension and MRP costs.

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

Rent expenses decreased by Php787 million, or 9%, to Php8,251 million primarily due to lower domestic fiber optic network, or DFON, charges as a result of lower rental rates and a decrease in satellite and building rental, partially offset by the increase in cell site, leased line and pole charges and the inclusion of DMPI’s rent expenses for the period from October 26, 2011 to December 31, 2011. In 2011, we had 10,482 cell sites, 14,879 cellular/mobile broadband base stations and 4,918 fixed wireless broadband-enabled base stations, as compared with 6,037 cell sites, 10,316 cellular/mobile broadband base stations and 2,519 fixed wireless broadband-enabled base stations in 2010.

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

Other Expenses

The following table summarizes the breakdown of our total wireless-related other expenses for the years ended December 31, 2011 and 2010:

					Change
	2011(1)		2010		Amount		%
	(in millions)
Other Income (Expenses):
Interest income	Php	677	Php	551	Php	126	23
Gains (losses) on derivative financial instruments – net		(10)		3		(13)	(433)
Equity share in net losses of associates		(115)		(7)		(108)	1,543
Foreign exchange gains (losses) – net		(720)		888		(1,608)	(181)
Financing costs – net		(2,744)		(2,681)		(63)	2
Others		1,218		1,110		108	10

Total	(Php	1,694)	(Php	136)	(Php	1,558)	1,146

(1)	Includes DMPI’s expenses of Php764 million for the period from October 26, 2011 to December 31, 2011.

Our wireless business’ other expenses amounted to Php1,694 million in 2011, an increase of Php1,558 million from Php136 million in 2010, primarily due to the combined effects of the following: (i) net foreign exchange losses of Php720 million in 2011 as against net foreign exchange gains of Php888 million in 2010 on account of revaluation of foreign currency-denominated assets and liabilities due to the inclusion of losses on revaluation of dollar-denominated net liabilities of DMPI for the period from October 26, 2011 to December 31, 2011, and lower level of appreciation of the Philippine peso to the U.S. dollar; (ii) increase in equity share in net losses of associates by Php108 million; (iii) higher net financing costs by Php63 million primarily due to higher accretion on financial liabilities and financing charges, and a decrease in capitalized interest, partly offset by lower interest on loans and other related items on account of Smart’s lower average level of loan balances, and lower average interest and foreign exchange rates; (iv) an increase in interest income by Php126 million mainly due to a higher average level of peso and dollar short-term investments and a higher average interest rate in 2011; and (v) an increase in other income by Php108 million mainly due to reversal of prior year’s accrual of LTIP, partially offset by lower rental and consultancy income, and lower gains on disposal of fixed assets and insurance claims.

Provision for Income Tax

Provision for income tax decreased by Php2,984 million, or 26%, to Php8,429 million in 2011 from Php11,413 million in 2010, primarily due to lower taxable income and increased savings from the use of the optional standard deduction method in computing taxable income. The effective tax rate for our wireless business was 27% and 25% in 2011 and 2010, respectively.

Net Income

As a result of the foregoing, our wireless business recorded a net income of Php22,366 million in 2011, a decrease of Php11,659 million, or 34%, from Php34,025 million recorded in 2010.

Adjusted EBITDA

As a result of the foregoing, our wireless business’ Adjusted EBITDA decreased by Php3,571 million, or 6%, to Php55,393 million in 2011 from Php58,964 million in 2010.

Core Income

Our wireless business’ core income decreased by Php3,449 million, or 10%, to Php29,903 million in 2011 from Php33,352 million in 2010 on account of an increase in wireless-related expenses, lower wireless revenues and higher other expenses, partially offset by lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php60,006 million in 2011, a decrease of Php152 million from Php60,158 million in 2010.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2011 and 2010 by service segment:

							Increase (Decrease)
	2011(1)%			2010		%	Amount		%
	(in millions)

Service Revenues:
Local exchange	Php	15,734	26	Php	15,855	25	(Php	121)	(1)
International long distance		11,383	19		11,275	18		108	1
National long distance		5,711	9		6,641	11		(930)	(14)
Data and other network		23,155	39		21,955	38		1,200	5
Miscellaneous		2,802	5		3,399	6		(597)	(18)

		58,785	98		59,125	98		(340)	(1)

Non-Service Revenues:
Sale of computers, phone units and SIM cards		1,221	2		1,033	2		188	18

Total Fixed Line Revenues	Php	60,006	100	Php	60,158	100	(Php	152)	—

(1)	Includes the Digitel’s service revenues of Php706 million for the period from October 26, 2011 to December 31, 2011.

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues decreased by Php340 million, or 1%, to Php58,785 million in 2011 from Php59,125 million in 2010 due to decreases in revenues from our national long distance, local exchange, and miscellaneous services, partially offset by increases in the revenue contribution of our data and other network, and international long distance services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2011 and 2010:

					Increase (Decrease)
	2011(1)		2010		Amount		%

Total local exchange service revenues (in millions)	Php	15,734	Php	15,855	(Php	121)	(1)
Number of fixed line subscribers		2,166,295		1,822,105		344,190	19
Postpaid		2,029,359		1,703,998		325,361	19
Prepaid		136,936		118,107		18,829	16
Number of fixed line employees		9,072		7,395		1,677	23
Number of fixed line subscribers per employee		239		246		(7)	(3)

(1)	Includes Digitel’s local exchange revenue contribution of Php178 million, subscriber base of 296,395 and employee count of 1,586 for the period from October 26, 2011 to December 31, 2011.

Revenues from our local exchange service decreased by Php121 million, or 1%, to Php15,734 million in 2011 from Php15,855 million in 2010, primarily due to the decrease in ARPU on account of lower fixed rates due to the increase in demand for bundled voice and data services and a decrease in installation charges, partially offset by an increase in postpaid wired and PLP lines and the effect of the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011. PLP wireless service allows subscribers to bring the telephone set anywhere within the home zone area and is available on postpaid and prepaid variants. Similar to our PLP wireless service, Digitel’s SunTel wireless landline offers unlimited landline to landline calls with the convenience of limited mobility. The percentage contribution of local exchange revenues to our total fixed line service revenues was 26% and 27% in 2011 and 2010, respectively.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2011 and 2010:

					Increase (Decrease)
	2011(1)		2010		Amount		%

Total international long distance service revenues (in millions)	Php	11,383	Php	11,275	Php	108	1
Inbound		10,231		9,859		372	4
Outbound		1,152		1,416		(264)	(19)

International call volumes (in million minutes, except call ratio)		2,029		1,822		207	11
Inbound		1,767		1,516		251	17
Outbound		262		306		(44)	(14)
Inbound-outbound call ratio		6.7:1		5.0:1		—	—

(1)	Includes Digitel’s international long distance service revenue contribution of Php239 million for the period from October 26, 2011 to December 31, 2011.

Our total international long distance service revenues increased by Php108 million, or 1%, to Php11,383 million in 2011 from Php11,275 million in 2010, primarily due to the increase in inbound call traffic volumes, partially offset by the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010 and the decrease in outbound call volumes. The percentage contribution of international long distance service revenues to our total fixed line service revenues was 19% in each of 2011 and 2010.

Our revenues from inbound international long distance service increased by Php372 million, or 4%, to Php10,231 million in 2011 from Php9,859 million in 2010 due to an increase in inbound call volumes and increase in the average settlement rate, as well as the inclusion of Digitel’s inbound international long distance service revenues of Php234 million for the period from October 26, 2011 to December 31, 2011, partially offset by the unfavorable effect on our inbound revenues of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar.

Our revenues from outbound international long distance service decreased by Php264 million, or 19%, to Php1,152 million in 2011 from Php1,416 million in 2010, primarily due to the decline in outbound call volumes, the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010, resulting in a decrease in the average billing rates to Php43.34 in 2011 from Php45.31 in 2010 and decrease in average collection rate in dollar terms.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2011 and 2010:

				Decrease
	2011(1)		2010	Amount	%

Total national long distance service revenues (in millions)	Php	5,711	Php6,641	(Php930)	(14)
National long distance call volumes (in million minutes)		1,126	1,368	(242)	(18)

(1)	Includes Digitel’s national long distance service revenue contribution of Php68 million and call volumes of 10 million minutes for the period from October 26, 2011 to December 31, 2011.

Our national long distance service revenues decreased by Php930 million, or 14%, to Php5,711 million in 2011 from Php6,641 million in 2010, primarily due to a decrease in call volumes, partially offset by the inclusion of Digitel’s national long distance service revenues for the period from October 26, 2011 to December 31, 2011 and an increase in the average revenue per minute of our national long distance services due to the cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues was 10% and 11% in 2011 and 2010, respectively.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2011 and 2010:

					Increase (Decrease)
	2011(1)		2010		Amount		%

Data and other network service revenues (in millions)	Php	23,155	Php	21,955	Php	1,200	5
Domestic		16,647		15,647		1,000	6
Broadband		9,940		8,511		1,429	17
DSL		9,664		8,263		1,401	17
WeRoam		276		248		28	11
Leased Lines and Others		6,707		7,136		(429)	(6)

International
Leased Lines and Others		5,358		5,410		(52)	(1)

VitroTM Data Center		1,150		898		252	28

Subscriber base
Broadband		859,960		665,027		194,933	29
DSL		842,273		643,048		199,225	31
WeRoam		17,687		21,979		(4,292)	(20)
SWUP		20,153		15,641		4,512	29

(1)	Includes Digitel’s data and other network service revenue contribution of Php221 million and DSL subscribers of 99,367 for the period from October 26, 2011 to December 31, 2011.

Our data and other network services posted revenues of Php23,155 million in 2011, which includes revenues from Digitel of Php221 million for the period from October 26, 2011 to December 31, 2011, an increase of Php1,200 million, or 5%, from Php21,955 million in 2010, primarily due to higher revenues from PLDT DSL, an increase in international data revenues primarily due to higher revenues from Fibernet and ISDN, and the inclusion of Digitel’s data and other network service revenues for the period from October 26, 2011 to December 31, 2011, partially offset by a decrease in domestic leased line revenues resulting from the lower revenue contribution of Diginet, our domestic leased private line service. The percentage contribution of this service segment to our fixed line service revenues was 39% and 37% in 2011 and 2010, respectively.

Domestic

Domestic data services contributed Php16,647 million in 2011, an increase of Php1,000 million, or 6%, as compared with Php15,647 million in 2010 mainly due to higher DSL revenues, internet protocol-virtual private network, or IP-VPN, and Shops.Work Unplugged, or SWUP, subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring, outsourcing services increased and the inclusion of Digitel’s domestic data revenues of Php215 million for the period from October 26, 2011 to December 31, 2011, partially offset by lower Diginet revenues. The percentage contribution of domestic data service revenues to total data and other network services was 72% and 71% in 2011 and 2010, respectively.

Broadband

Broadband data services include PLDTDSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and PLDT WeRoam, our mobile broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA/HSPA+ and WiFi technologies). Broadband data revenue was Php9,940 million in 2011, including Digitel’s broadband data revenues of Php132 million for the period from October 26, 2011 to December 31, 2011, an increase of Php1,429 million, or 17%, from Php8,511 million in 2010, primarily due to the higher revenue contribution of DSL which contributed revenues of Php9,664 million in 2011 from Php8,263 million in 2010 as a result of the increase in the number of subscribers by 31% to 842,273 subscribers as at December 31, 2011 from 643,048 subscribers in 2010, including Digitel’s DSL subscriber base of 99,367 as at December 31, 2011. DSL revenues was 42% and 38% of total data and other network service revenues in 2011 and 2010, respectively. WeRoam revenues amounted to Php276 million in 2011, an increase of Php28 million, or 11%, from Php248 million in 2010 in contrast to a decrease in subscriber base by 20% to 17,687 subscribers in 2011 from 21,979 subscribers in 2010.

Leased Lines and Others

Leased lines and other data services include: (i) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (ii) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (iii) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (iv) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (v) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2011, SWUP has a total subscriber base of 20,153 up by 29% from 15,641 subscribers in 2010. Leased lines and other data revenues amounted to Php6,707 million in 2011, a decrease of Php428 million, or 6%, from Php7,136 million in 2010, primarily due to a decrease in Diginet revenues, partially offset by the inclusion of Digitel’s leased line data revenues of Php83 million for the period from October 26, 2011 to December 31, 2011, and higher revenues from IP-VPN and SWUP. The percentage contribution of leased lines and other data service revenues to the total data and other network services was 29% and 32% in 2011 and 2010, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies. International data service revenues decreased by Php52 million, or 1%, to Php5,358 million in 2011 from Php5,410 million in 2010, primarily resulting from the termination of transponder sub-lease agreement with customers, a decrease in revenues from i-Gate and various global service providers, and the unfavorable effect of the appreciation of the Philippine peso relative to the U.S. dollar, partially offset by growth in international managed data services, higher Fibernet and ISDN revenues, and the effect of the inclusion of Digitel’s international leased line data revenues of Php6 million for the period from October 26, 2011 to December 31, 2011. The percentage contribution of international data service revenues to total data and other network service revenues was 23% and 25% in 2011 and 2010, respectively.

VitroTM Data Center

VitroTM data center provides co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Revenues from this service increased by Php252 million, or 28%, to Php1,150 million in 2011 from Php898 million in 2010 mainly due to higher co-location and managed services.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental and facilities management fees, internet and online gaming, and directory advertising. These service revenues decreased by Php597 million, or 18%, to Php2,802 million in 2011 from Php3,399 million in 2010 mainly due to a decrease in internet and online gaming revenues as a result of the disposal of investments in Digital Paradise and Level Up!, as well as lower rental and facilities management fees, and directory advertising, partially offset by the effect of the inclusion in the consolidation of the financial results of ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% effective August 24, 2011), and the revenue contribution of PGNL, the exclusive distributor and licensee of the programs, shows, films and channels of TV5 abroad, and distributes these media content via syndication and via its international linear channels. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 5% and 6% in 2011 and 2010, respectively.

Non-service Revenues

Non-service revenues increased by Php188 million, or 18%, to Php1,221 million in 2011 from Php1,033 million in 2010, primarily due to the sale of several managed PABX and OnCall solution in 2011, no similar transactions were recognized in 2010, as well as higher computer-bundled sales, partially offset by lower sale of PLP units and SIM cards.

Expenses

Expenses related to our fixed line business totaled Php50,620 million in 2011, an increase of Php377 million, or 1%, as compared with Php50,243 million in 2010. The increase was primarily due to higher expenses related to professional and other contracted services, depreciation and amortization, interconnection costs, taxes and licenses, asset impairment, repairs and maintenance, and selling and promotions, partly offset by lower expenses related to compensation and employee benefits, and rent. As a percentage of our total fixed line revenues, expenses associated with our fixed line business was 84% in each of 2011 and 2010.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2011 and 2010 and the percentage of each expense item to the total:

							Increase (Decrease)
	2011(1)%			2010		%	Amount		%
	(in millions)

Depreciation and amortization	Php	13,244	26	Php	12,638	25	Php	606	5
Compensation and employee benefits(2)		9,855	20		12,770	25		(2,915)	(23)
Interconnection costs		8,471	17		7,947	16		524	7
Repairs and maintenance		5,116	10		4,886	10		230	5
Professional and other contracted services		4,043	8		3,297	7		746	23
Rent		2,689	5		2,762	5		(73)	(3)
Selling and promotions		1,665	3		1,439	3		226	16
Taxes and licenses		1,319	3		825	2		494	60
Cost of sales		1,178	2		1,184	2		(6)	(1)
Asset impairment		1,003	2		596	1		407	68
Communication, training and travel		780	2		754	2		26	3
Insurance and security services		577	1		454	1		123	27
Amortization of intangible assets		32	—		29	—		3	10
Other expenses		648	1		662	1		(14)	(2)

Total	Php	50,620	100	Php	50,243	100	Php	377	1

(1)	Includes Digitel’s expenses of Php726 million for the period from October 26, 2011 to December 31, 2011.
(2)	Includes salaries and employee benefits, LTIP, pension and MRP costs.

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

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the years ended December 31, 2011 and 2010:

					Change
	2011(1)		2010		Amount		%
	(in millions)
Other Income (Expenses):
Interest income	Php	590	Php	499	Php	91	18
Equity share in net earnings of associates		307		186		121	65
Gains (losses) on derivative financial instruments – net		211		(1,744)		1,955	112
Foreign exchange gains (losses) – net		(15)		985		(1,000)	(102)
Financing costs – net		(3,710)		(3,864)		154	(4)
Others		2,024		1,244		780	63

Total	(Php	593)	(Php	2,694)	Php	2,101	(78)

(1)	Includes Digitel’s other expenses of Php2,240 million for the period from October 26, 2011 to December 31, 2011.

Our fixed line business’ other expenses was Php593 million in 2011, a decrease of Php2,101 million, or 78%, from Php2,694 million in 2010. The decrease was due to the combined effects of the following: (i) net gains on derivative financial instruments of Php211 million in 2011 as against net losses on derivative financial instruments of Php1,744 million in 2010 due to the effect of wider dollar and peso interest rate differentials and depreciation of the Philippine peso to the U.S. dollar, and a decrease in hedge costs mainly due to the offsetting effect of overlay transactions in 2011; (ii) an increase in other income by Php780 million mainly due to the reversal of prior year’s LTIP accrual, pension benefit income recognized by PLDT in 2011 and a gain on sale of investments in Level Up! and Digital Paradise; (iii) a decrease in net financing costs by Php154 million due to a decrease in interest expense on loans and related items on account of lower average interest rates, partially offset by higher average level of loan balances; (iv) increase in equity share in net earnings of associates and joint ventures of Php121 million mainly due to the share in net earnings of Philweb, and Digitel’s reversal of impairment on investment in Digitel Crossing, Inc.; (v) an increase in interest income by Php91 million due to a higher average level of peso and dollar short-term investments and higher average peso interest rates, and impact of the depreciation of the Philippine peso on dollar placements; and (vi) net foreign exchange losses of Php15 million in 2011 as against net foreign exchange gains of Php985 million in 2010 on account of lower gains on net foreign exchange revaluation of foreign currency-denominated assets due to the effect of the depreciation of the Philippine peso to the U.S. dollar.

Provision for Income Tax

Provision for income tax amounted to Php2,491 million in 2011, an increase of Php415 million, or 20%, as compared with Php2,076 million in 2010, primarily due to higher taxable income. The effective tax rate of our fixed line business was 28% and 29% in 2011 and 2010, respectively.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php6,302 million in 2011, an increase of Php1,157 million, or 22%, as compared with Php5,145 million in 2010.

Adjusted EBITDA

As a result of the foregoing, our fixed line business’ Adjusted EBITDA decreased by Php372 million, or 2%, to Php22,675 million in 2011 from Php23,047 million in 2010.

Core Income

Our fixed line business’ core income decreased by Php80 million, or 1%, to Php5,765 million in 2011 from Php5,845 million in 2010, primarily as a result of a decrease in fixed line revenues, an increase in fixed line expenses, and higher provision for income tax and financing costs, partially offset by a decrease in other expenses.

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

The following table summarizes our total revenues from our BPO business for the years ended December 31, 2011 and 2010 by service segment:

							Increase
	2011		%	2010		%	Amount		%
	(in millions)

Service Revenues:
Knowledge processing solutions	Php	5,721	67	Php	5,289	65	Php	432	8
Customer relationship management		2,867	33		2,823	35		44	2

Total BPO Revenues	Php	8,588	100	Php	8,112	100	Php	476	6

Service Revenues

Service revenues generated by our BPO business amounted to Php8,588 million in 2011, an increase of Php476 million, or 6%, as compared with Php8,112 million in 2010, primarily as a result of the continued growth in our knowledge processing solutions, and customer relationship management businesses.

Knowledge Processing Solutions

Our knowledge processing solutions business operates primarily through the SPi Group. Our knowledge processing solutions business contributed revenues of Php5,721 million in 2011, an increase of Php432 million, or 8%, from Php5,289 million in 2010. Dollar-denominated revenues increased by 13% mainly due to higher content services and medical billing, partially offset by the appreciation of the Philippine peso to the U.S. dollar in 2011. Knowledge processing solutions business revenues was 67% and 65% of total revenues of our BPO business in 2011 and 2010, respectively.

Customer Relationship Management

Our customer relationship management business operates primarily through SPi CRM. In 2011, SPi CRM changed its functional currency from Philippine Peso to U.S. dollar. Revenues relating to our customer relationship management business increased by Php44 million, or 2%, to Php2,867 million in 2011 from Php2,823 million in 2010, primarily due to higher domestic sales by 10%, partially offset by the effect of the appreciation of the Philippine peso to the U.S. dollar. In total, we own and operate 5,959 seats with an average of 3,360 customer service representatives, or CSRs, in 2011, as compared with 7,045 seats with an average of 4,592 CSRs in 2010. SPi CRM has six customer relationship management sites as at December 31, 2011 and 2010. Customer relationship management business revenues was 33% and 35% of total revenues of our BPO business in 2011 and 2010, respectively.

Expenses

Expenses associated with our BPO business totaled Php7,598 million in 2011, a decrease of Php883 million, or 10%, as compared with Php8,481 million in 2010, primarily due to lower expenses related to asset impairment, amortization of intangible assets, repairs and maintenance, rent, and taxes and licenses, partially offset by higher expenses related to compensation and employee benefits, professional and other contracted services, and depreciation and amortization. As a percentage of our total BPO revenues, expenses related to our BPO business was 88% and 105% in 2011 and 2010, respectively.

The following table shows the breakdown of our total BPO-related expenses for the years ended December 31, 2011 and 2010 and the percentage of each expense item to the total:

							Increase (Decrease)
	2011		%	2010		%	Amount		%
	(in millions)

Compensation and employee benefits(1)	Php	5,062	67	Php	4,922	58	Php	140	3
Professional and other contracted services		538	7		427	5		111	26
Rent		423	6		445	5		(22)	(5)
Depreciation and amortization		418	5		396	5		22	6
Repairs and maintenance		379	5		404	5		(25)	(6)
Communication, training and travel		344	4		335	4		9	3
Amortization of intangible assets		147	2		225	2		(78)	(35)
Insurance and security services		58	1		59	1		(1)	(2)
Taxes and licenses		43	1		63	1		(20)	(32)
Selling and promotions		40	—		40	—		—	—
Asset impairment		9	—		1,018	12		(1,009)	(99)
Other expenses		137	2		147	2		(10)	(7)

Total	Php	7,598	100	Php	8,481	100	(Php	883)	(10)

(1)	Includes salaries and employee benefits, LTIP, pension and MRP costs.

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

Plans

We are the largest and most diversified telecommunications company in the Philippines. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to attain undisputed market leadership across all metrics. We plan to adopt an integrated approach to our customers with the delivery of a superior customer experience. We will reinforce our leading position in network quality and reach while offering a broader range and higher quality of products and services. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services, and by developing convergent products that feature the combined benefits of voice and data, fixed line, wireless, and other products and services, including content, utilizing our network and business platforms.

Our 2013 budget for consolidated capital expenditures is approximately Php29 billion, of which approximately Php13 billion is budgeted to be spent by Smart, approximately Php12 billion is budgeted to be spent by PLDT, approximately Php3 billion is budgeted to be spent by Digitel and the balance represents the budgeted capital spending of our other subsidiaries. Smart’s capital spending is focused on building out its coverage, leveraging the capabilities of its newly modernized network, expanding its transmission network, increasing international bandwidth capacity and expanding its 3G and wireless broadband networks in order to enhance its data /broadband capabilities. Smart is also enhancing its network and platforms infrastructure and systems to support solutions deployment, campaign analytics and service delivery platform to enable customized and targeted services. Digitel’s capital spending is intended principally to finance its mainstream services and integration with the PLDT Group network of its core and transmission network to increase penetration, particularly in provincial areas to achieve greater business benefits from a closely synergized environment. The higher than usual level of capital expenditures stems from the acceleration of our technology roadmap, given current market dynamics and the anticipated surge in demand for data. The budget also includes provisions for the further modernization of our networks, adapting to the more voice- and data-centric environment.

Our capital expenditure budget include projects addressing the following objectives:

(1)	Technical Objectives – these include the transformation of service delivery platform of the group in order to realize operating and cost efficiencies, provide greater resilience and redundancy for the network, as well as investments in additional cable systems;

(2)	Commercial Objectives – these include the expansion of capacity and footprint of wired and wireless, as well as new platforms to expand service offerings; and

(3)	IT/Support Systems – these include the upgrade of our IT and support systems.

Given the favorable state of our financial position, we expect to fund incremental capital expenditures from both debt and free cash flow.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2012, 2011 and 2010 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2012 and 2011:

	2012		2011(1)		2010
	(in millions)
Cash Flows
Net cash provided by operating activities	Php	80,370	Php	79,209	Php	77,260
Net cash used in investing activities		39,058		29,712		23,283
Capital expenditures		36,396		31,207		28,766
Net cash used in financing activities		48,628		40,204		55,322
Net increase (decrease) in cash and cash equivalents		(7,761)		9,379		(1,641)

	2012		2011
	(in millions)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	Php	102,811	Php	91,273
Obligations under finance lease		10		7

		102,821		91,280

Current portion of interest-bearing financial liabilities:
Notes payable		—		3,109
Long-term debt maturing within one year		12,981		22,893
Obligations under finance lease maturing within one year		8		7

		12,989		26,009

Total interest-bearing financial liabilities		115,810		117,289
Total equity attributable to equity holders of PLDT		149,060		151,833

	Php	264,870	Php	269,122

Other Selected Financial Data
Total assets	Php	410,468	Php	399,822
Property, plant and equipment – net		200,078		200,142
Cash and cash equivalents		37,161		46,057
Short-term investments		574		558

(1)	The December 31, 2011 comparative information was restated to reflect the adjustment to the provisional amounts used in the purchase price allocation in relation with the acquisition of Digitel. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying audited consolidated financial statements in Item 18.

Our consolidated cash and cash equivalents and short-term investments totaled Php37,735 million as at December 31, 2012. Principal sources of consolidated cash and cash equivalents in 2012 were cash flows from operating activities amounting to Php80,370 million, proceeds from availment of long-term debt and notes payable of Php52,144 million, net proceeds from disposal of investment available for sale of Php3,563 million, proceeds from net assets held for sale of Php1,913 million, interest received of Php1,294 million and dividends received of Php784 million. These funds were used principally for: (1) debt principal and interest payments of Php50,068 million and Php5,355 million, respectively; (2) dividend payments of Php36,934 million; (3) capital outlays of Php36,396 million; (4) payment for purchase of investment in an associate and purchase of shares of noncontrolling shareholders of Php10,500 million; (5) a trust fund, net of settlement, created for the redemption of preferred shares in the amount of Php5,912 million; (6) net payment of capital expenditures under long-term financing of Php1,471 million; and (7) settlements of derivative financial instruments of Php1,126 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php46,615 million as at December 31, 2011. Principal sources of consolidated cash and cash equivalents in 2011 were cash flows from operating activities amounting to Php79,209 million, proceeds from availment of long-term debt and notes payable of Php19,600 million, net proceeds from disposal of investment in associates of Php14,981 million, interest received of Php1,359 million, dividends received of Php520 million. These funds were used principally for: (1) dividend payments of Php41,598 million; (2) capital outlays of Php31,207 million; (3) payments for purchase of available-for-sale financial investments of Php15,179 million; (4) debt principal and interest payments of Php15,056 million and Php5,325 million, respectively; (5) settlement of contingent consideration arising from business acquisitions of Php1,910 million; and (6) settlements of derivative financial instruments of Php632 million.

Operating Activities

Our consolidated net cash flows from operating activities increased by Php1,161 million, or 1%, to Php80,370 million in 2012 from Php79,209 million in 2011, primarily due to an increase in the Digitel Group’s net cash from operating activities by Php11,317 million, lower settlement of accounts payable and other various liabilities and lower corporate taxes paid, partially offset by lower operating income and lower collection of receivables.

Cash flows provided by operating activities of our BPO business in 2012 amounted to Php1,926 million, an increase of Php13,139 million, or 117%, as against cash flows used in operating activities of Php11,213 million in 2011, primarily due to higher operating income and a lower level of settlement of accounts payable and other liabilities, partially offset by a lower level of collection of outstanding receivables. Conversely, cash flows provided by operating activities of our fixed line business decreased by Php11,073 million, or 31%, to Php24,402 million in 2012 from Php35,475 million in 2011, primarily due to lower operating income, lower collection of receivables and higher contribution to the pension plan, partially offset by lower level of settlement of other current liabilities. Cash flows from operating activities of our wireless business also decreased by Php852 million, or 2%, to Php54,119 million in 2012 from Php54,971 million in 2011, primarily due to lower level of collection of outstanding receivables and higher level of settlement of accounts payable, partially offset by higher operating income, lower level of settlement of other current liabilities and lower corporate taxes paid.

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

Investing Activities

Consolidated net cash used in investing activities amounted to Php39,058 million in 2012, an increase of Php9,346 million, or 31%, from Php29,712 million in 2011, primarily due to the combined effects of the following: (1) proceeds from disposal of investments in 2011 of Php15,136 million; (2) higher payment for purchase of investments by Php11,296 million in 2012; (3) the increase in capital expenditures by Php5,189 million; (4) the lower proceeds from disposal of property, plant and equipment of Php324 million; (5) lower net proceeds from maturity of short-term investments by Php91 million; (6) higher net proceeds from disposal of investment available for sale by Php18,741 million in 2012; (7) proceeds from the sale of net assets held for sale of Php1,913 million; (8) payment for contingent consideration arising from business acquisition of Php1,910 million in 2011; and (9) higher dividends received by Php264 million.

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

Our consolidated capital expenditures in 2012 totaled Php36,396 million, an increase of Php5,189 million, or 17%, as compared with Php31,207 million in 2011, primarily due to increases in Smart and its subsidiaries’ capital spending, and the Digitel Group’s capital spending, partially offset by the decrease in PLDT’s capital spending. Smart and its subsidiaries’ capital spending of Php19,152 million in 2012 was used primarily to modernize and expand its 2G/3G cellular and mobile broadband networks, as well as to purchase additional customer premises equipment for the fixed wireless broadband business. PLDT’s capital spending of Php12,269 million in 2012 was principally used to finance the expansion and upgrade of its submarine cable facilities, DFON facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. Digitel’s capital spending of Php3,753 million in 2012 was intended principally to finance the expansion of fixed mobile convergence and integration with the PLDT Group network of its core and transmission network to increase penetration, particularly in provincial areas. SPi and its subsidiaries’ capital spending of Php612 million in 2012 was primarily used to fund the continued expansion of its customer relationship management and knowledge processing solutions facilities. The balance represented other subsidiaries’ capital spending.

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

Dividends received in 2012 amounted to Php784 million, an increase of Php264 million, or 51%, as compared with Php520 million in 2011. The dividends received in 2012 were mostly from Beacon and Philweb while dividends received in 2011 were mostly from Meralco and Philweb.

Financing Activities

On a consolidated basis, net cash used in financing activities amounted to Php48,628 million in 2012, an increase of Php8,424 million, or 21% as compared with Php40,204 million in 2011, resulting largely from the combined effects of the following: (1) increase in repayments of long-term debt and notes payable by Php35,012 million; (2) a trust fund, net of settlement, created for the redemption of preferred shares in the amount of Php5,912 million; (3) higher net settlement of capital expenditures under long-term financing by Php4,351 million; (4) higher settlements of derivative financial instruments by Php494 million; (5) higher proceeds from the issuance of long-term debt and notes payable by Php32,544 million; (6) lower cash dividend payments by Php4,664 million; and (7) higher proceeds from issuance of capital stock by Php225 million.

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

Debt Financing

Proceeds from availment of long-term debt and notes payable for the year ended December 31, 2012 amounted to Php50,319 million and Php1,825 million, respectively, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php50,068 million and Php5,355 million, respectively, in 2012.

Our consolidated long-term debt increased by Php1,626 million, or 1%, to Php115,792 million as at December 31, 2012 from Php114,166 million as at December 31, 2011, largely due to drawings from our term loan facilities, partially offset by debt amortizations and prepayments, and the appreciation of the Philippine peso relative to the U.S. dollar to Php41.08 as at December 31, 2012 from Php43.92 as at December 31, 2011. The long-term debt levels of PLDT and Smart increased by 6% and 3% to Php59,084 million and Php38,079 million, respectively, as at December 31, 2012 as compared with December 31, 2011.

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

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing loan obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on March 7, 2017. The amount of US$150 million, or Php6,162 million, has been fully drawn and remained outstanding as at December 31, 2012.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. This loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date, with final repayment on May 30, 2017. The amount of US$25 million, or Php1,027 million, was fully drawn on May 29, 2012 and remained outstanding as at December 31, 2012.

On March 19, 2012, Smart issued Php5,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 96% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 91% payable on March 21, 2022. Proceeds from the issuance of these notes have been used primarily for Smart’s debt refinancing and capital expenditures. The aggregate amount of Php5,464 million, net of unamortized debt discount, remained outstanding as at December 31, 2012.

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity on April 12, 2022. The amount of Php2,000 million was fully drawn on April 12, 2012 and remained outstanding as at December 31, 2012.

On March 26, 2012, SPi signed a loan agreement amounting to US$15 million with Security Banking Corporation. Proceeds of the loan were used for working capital requirements. The loan is payable in 19 quarterly installments commencing on September 24, 2012, with final installment on March 27, 2017. The amount of US$13 million, or Php551 million, has been presented as part of interest-bearing financial liabilities under liabilities directly associated with assets classified as held-for-sale as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18 financial statements for further discussion.

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with Land Bank of the Philippines to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017. The amount of Php3,000 million was fully drawn on July 18, 2012 and remained outstanding as at December 31, 2012.

On May 29, 2012, PLDT signed a Php2,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from initial drawdown date and the balance payable upon maturity on June 27, 2017. The amount of Php2,000 million was fully drawn on June 27, 2012 and remained outstanding as at December 31, 2012.

On May 29, 2012, Smart signed a US$50 million five-year term loan facility with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments with the first installment due on May 29, 2013, with final installment on May 29, 2017. The facility was drawn on various dates in 2012 in the total amount of US$50 million. The amount of US$49 million, or Php2,025 million, net of unamortized debt discount, remained outstanding as at December 31, 2012.

On June 7, 2012, Smart signed a Php1,000 million term loan facility with LBP to finance capital expenditures for its network upgrade and expansion program. The facility is a five-year loan with annual amortizations equivalent to 1% of the principal amount commencing on the first anniversary of the initial drawdown with the balance of 96% payable upon maturity. The amount of Php1,000 million was fully drawn on August 22, 2012 and remained outstanding as at December 31, 2012.

On June 27, 2012, DMPI signed a Php1,500 million seven-year fixed rate term loan facility with BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc. to finance capital expenditures for network expansion and improvements. The facility has annual amortization payments equivalent to 1% of the outstanding principal amount with the balance payable on June 2019. First availment was made on June 29, 2012 amounting to Php700 million and the balance of Php800 million was subsequently drawn on September 24, 2012. The amount of Php1,500 million remained outstanding as at December 31, 2012.

On July 27, 2012, PLDT issued Php1,500 million seven-year fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 25, 2012. The notes are payable over seven years with an annual amortization of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 29, 2019. Proceeds from the facility were used to finance capital expenditures for network expansion and improvement. The amount of Php1,500 million remained outstanding as at December 31, 2012.

On August 31, 2012, PLDT signed a Php200 million term loan facility agreement with Manulife to refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable in full upon maturity on October 9, 2019. The amount of Php200 million was fully drawn on October 9, 2012 and remained outstanding as at December 31, 2012.

On September 3, 2012, PLDT signed a Php1,000 million term loan facility agreement with Union Bank to finance capital expenditures and/or refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity. The facility was fully drawn on January 11, 2013.

On September 21, 2012, PLDT issued Php8,800 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated September 19, 2012, comprised of Series A seven-year notes amounting to Php4,610 million and Series B ten-year notes amounting to Php4,190 million. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on September 21, 2022. Proceeds from the facility were used to refinance existing obligations the proceeds of which were used for capital expenditures for network expansion and improvement. The amount of Php8,800 million remained outstanding as at December 31, 2012.

On October 11, 2012, PLDT signed a Php1,000 million term loan facility agreement with Philippine American Life and General Insurance to refinance PLDT’s loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The facility is payable in full upon maturity on December 5, 2022. The amount of Php1,000 million was drawn and remained outstanding as at December 31, 2012.

On November 22, 2012, PLDT issued Php6,200 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated November 20, 2012, comprised of Series A seven-year notes amounting to Php3,775 million and Series B ten-year notes amounting to Php2,425 million. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issued date and the balance payable upon maturity on November 22, 2022. Proceeds from the facility were used to refinance existing obligations, the proceeds of which were used for capital expenditures for network expansion and improvement. The amount of Php6,200 million remained outstanding as at December 31, 2012.

On December 17, 2012, Smart signed a Php3,000 million term loan facility with LBP to finance capital expenditures for its network upgrade and expansion program. The facility is a seven-year loan with annual amortizations equivalent to 1% of the principal amount commencing on the first anniversary of the initial drawdown with the balance of 94% payable upon maturity. The amount of Php1,000 million was partially drawn on December 20, 2012 and remained outstanding as at December 31, 2012. The facility was fully drawn on March 15, 2013.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on January 6, 2018. The amount of US$40 million was partially drawn on March 6, 2013. The balance of US$260 million remained undrawn as at March 25, 2013.

On January 28, 2013, Smart signed a US$35 million five-year term loan facility with China Banking Corporation to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in ten equal semi-annual installments. No availment has been made on this facility as at March 25, 2013.

On February 22, 2013, Smart signed a US$46 million five-year term loan facility to finance the supply and services contracts for the modernization and expansion project, with Nordea Bank AB (publ), or Nordea Bank, as the original lender, arranger and facility agent. Nordea Bank will subsequently assign its rights and obligations to the SEK guaranteed by EKN. The agreement is comprised of Tranche A1, Tranche A2, Tranche B1 and Tranche B2 in the amounts of US$25 million, US$19 million, US$0.861 million and US$0.654 million, respectively. No availment has been made on this facility as at March 25, 2013.

As at March 25, 2013, we have a total consolidated unavailed facility of US$340.5 million from our US dollar loan.

As a result of the acquisition of Digitel, as discussed in Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying audited consolidated financial statements in Item 18, PLDT assumed the obligations of JG Summit Holdings, Inc., or JGSHI, as guarantor under the Digitel and DMPI loan agreements covered by guarantees from JGSHI. These loans and guarantees contained certain representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies for the replacement of JGSHI by PLDT as guarantor under these loans. As at December 31, 2012, the outstanding balance of DMPI loans covered by PLDT guarantees is Php15,680 million. There were no outstanding Digitel loans covered by PLDT guarantees as at December 31, 2012.

Approximately Php66,007 million principal amount of our consolidated outstanding long-term debt as at December 31, 2012 is scheduled to mature over the period from 2013 to 2016. Of this amount, Php21,313 million is attributable to PLDT, Php30,725 million to Smart and Php13,969 million to the Digitel Group.

For further details on our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

As at December 31, 2012, we were in compliance with all of our debt covenants.

See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying audited consolidated financial statements in Item 18 for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Consolidated cash dividend payments in 2012 amounted to Php36,934 million as compared with Php41,598 million paid to shareholders in 2011.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the years ended December 31, 2011 and 2012:

	Date		Amount
Earnings	Approved	Record	Payable	Per share		Total Declared
				(in millions, except per share amount)
2011
Common
Regular Dividend	August 2, 2011	August 31, 2011	September 27, 2011	Php	78.00	Php	14,567
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012		63.00		13,611
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012		48.00		10,371

					189.00		38,549

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	Various	Various	Various		—		49
10% Cumulative Convertible Preferred Stock	Various	Various	Various		1.00		414

Charged to Retained Earnings						Php	39,012

2012
Common
Regular Dividend	August 7, 2012	August 31, 2012	September 28, 2012		60.00	Php	12,964
Regular Dividend	March 5, 2013	March 19, 2013	April 18, 2013		60.00		12,963
Special Dividend	March 5, 2013	March 19, 2013	April 18, 2013		52.00		11,235

					172.00		37,162

Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	November 6, 2012	November 20, 2012	December 15, 2012		—		49
10% Cumulative Convertible Preferred Stock	Various	Various	Various		1.00		—
Voting Preferred Stock	December 4, 2012	December 19, 2012	January 15, 2013				2
	March 5, 2013	March 20, 2013	April 15, 2013				3

Charged to Retained Earnings						Php	37,216

(1)	Dividends are declared based on total amount paid up.

See “Item 3 – Key Information – Dividends Declared” and “ – Dividends Paid” and Note 19 – Equity to the accompanying audited consolidated financial statements in Item 18 for further information on our dividend payments.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard & Poor’s Ratings Services, or S&P	Long-term Foreign Issuer Credit	BBB-	Positive
	ASEAN regional scale	axA-

Moody’s Investor Service, or Moody’s	Foreign Currency Senior Unsecured Debt Rating	Baa2	Stable
	Local Currency Issuer Rating	Baa2	Stable

Fitch Ratings, or Fitch	Long-term Foreign Currency Issuer Default Rating	BBB-	Stable
	Long-term Local Currency Issuer Default Rating	A-	Stable
	National Long-term Rating	AAA(ph1)	Stable
	Foreign senior unsecured rating	BBB-
On December 24, 2012, S&P revised the outlook for PLDT to “positive” from “stable” and affirmed our long-term foreign issuer credit rating at “BBB-”, which was upgraded from “BB+” on July 5, 2012. On the S&P Asean regional scale, PLDT’s rating stood at “axA-”.

On November 5, 2012, Fitch affirmed PLDT’s long-term foreign and local currency issuer default ratings at “BBB-” and “A-”, respectively. These ratings are considered “investment grade.” Also, our national long-term rating has been affirmed at “AAA(ph1), as well as our global bonds and senior notes at “BBB-”. The outlook is stable. The ratings reflect PLDT’s market leadership position in the Philippine telecommunications industry across the wireless, fixed line and broadband segments, reinforced by its successful acquisition of Digitel in an all-equity deal.

On October 29, 2012, Moody’s upgraded PLDT’s foreign currency bond rating and local currency issuer rating to Baa3 from Baa2. Both ratings are considered “investment grade.” The outlook in both ratings is stable. The rating upgrade of the foreign currency bond rating followed Moody’s upgrade of the Philippine government’s long-term foreign currency rating to Ba1 and the foreign currency country ceiling to Baa2.

Equity Financing

Through our SIP which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise approximately Php2 million in 2011.

As part of our goal to maximize returns to our shareholders, in 2008, we obtained Board of Directors’ approval for a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock. Under the share buyback program, we acquired a total of approximately 2.72 million shares of PLDT’s common stock for a total consideration of Php6,505 million representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share as at December 31, 2012. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for 2012 and 2011. See “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchaser” and Note 8 – Earnings Per Common Share, Note 19 – Equity and Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18 for further details.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table shows our consolidated contractual undiscounted obligations outstanding as at December 31, 2012:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2012
Debt(1):	144,467	3,981	56,353	48,417	35,716
Principal	117,115	3,641	41,469	42,492	29,513
Interest	27,352	340	14,884	5,925	6,203
Lease obligations:	13,655	7,059	3,641	1,832	1,123
Operating lease	13,634	7,057	3,623	1,831	1,123
Finance lease	21	2	18	1	—
Unconditional purchase obligations(2)	413	167	246	—	—
Other obligations:	106,779	81,730	12,505	10,515	2,029
Derivative financial liabilities(3):	3,507	418	871	2,218	—
Long-term currency swap	2,968	—	770	2,198	—
Equity forward sale contract	348	348	—	—	—
Interest rate swap	191	70	101	20	—
Various trade and other obligations:	103,272	81,312	11,634	8,297	2,029
Suppliers and contractors	45,331	26,128	10,942	8,261	—
Utilities and related expenses	31,305	31,098	202	5	—
Liability from redemption of preferred shares	7,884	7,884	—	—	—
Employee benefits	6,775	6,775	—	—	—
Customers’ deposits	2,529	—	469	31	2,029
Carriers	2,007	2,007	—	—	—
Dividends	827	827	—	—	—
Others	6,614	6,593	21	—	—

Total contractual obligations	265,314	92,937	72,745	60,764	38,868

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.
(2)

Based on the Amended ATPA with AIL. See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Party Agreements to the accompanying audited consolidated financial statements in Item 18 financial statements for further details.

(3)	Gross liabilities before any offsetting application.

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2012 and 2011, see Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php342 and Php913 million as at December 31, 2012 and 2011, respectively. These commitments will expire within one year.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in 2012 and 2011 was 3.1% and 4.8%, respectively. Moving forward, we currently expect inflation to increase, which may have an impact on our operations.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risks – Foreign Currency Exchange Risk” for a description of the impact of foreign currency fluctuations on us.

Item 6.	Directors, Senior Management and Employees

Directors, Key Officers and Advisors

The name, age and period of service of each of the current directors, including independent directors, of PLDT are as follows:

Name	Age	Period during which individual has served as such

Manuel V. Pangilinan	66	November 24, 1998 to present
Napoleon L. Nazareno	63	November 24, 1998 to present
James L. Go	73	November 3, 2011 to present
Helen Y. Dee	68	June 18, 1986 to present
Ray C. Espinosa	56	November 24, 1998 to present
Rev. Fr. Bienvenido F. Nebres, S.J.(1)	72	November 24, 1998 to September 25, 2012
Juan B. Santos	74	January 25, 2011 to present
Setsuya Kimura	55	July 5, 2011 to present
Hideaki Ozaki	47	December 6, 2011 to present
Pedro E. Roxas(2)	56	March 1, 2001 to present
Alfred V. Ty(2)	45	June 13, 2006 to present
Tony Tan Caktiong	60	July 8, 2008 to present
Ma. Lourdes C. Rausa-Chan	60	March 29, 2011 to present

(1)	Resigned effective September 25, 2012.
(2)	Independent Director.

The name, age, position and period of service of the key officers and advisor of PLDT as at February 28, 2013 are as follows:

Name	Age	Position(s)	Period during which individual has served as such

Manuel V. Pangilinan	66	Chairman of the Board	February 19, 2004 to present
Napoleon L. Nazareno	63	President and CEO	February 19, 2004 to present
		President and CEO of Smart	January 2000 to present
Ernesto R. Alberto	51	Executive Vice President	January 1, 2012 to present
		Enterprise and International Carrier Business Head	September 16, 2011 to present
		Customer Sales and Marketing Head	February 1, 2008 to September 15, 2011
		Corporate Business Head	May 15, 2003 to January 31, 2008
Ray C. Espinosa	56	Regulatory Affairs and Policies Head	March 4, 2008 to present
Ma. Lourdes C. Rausa-Chan	60	Senior Vice President	January 5, 1999 to present
		Corporate Secretary	November 24, 1998 to present
		Corporate Affairs and Legal Services Head
		Chief Governance Officer	March 4, 2008 to present
Anabelle L. Chua	52	Senior Vice President	February 26, 2002 to present
		Corporate Finance and Treasury Head	March 1, 1998 to present
		Treasurer	February 1, 1999 to present
		Chief Financial Officer of Smart	December 1, 2005 to present
Rene G. Bañez	57	Senior Vice President	January 25, 2005 to present
		Supply Chain, Asset Protection and Management Head	January 1, 2008 to present
		Chief Governance Officer	October 5, 2004 to March 3, 2008
Jun R. Florencio	57	Senior Vice President	June 14, 2005 to present
		Internal Audit and Fraud Risk Management Head	February 16, 2006 to present
		Audit and Assurance Head	September 1, 2000 to February 15, 2006
Menardo G. Jimenez, Jr.	49	Senior Vice President	December 9, 2004 to present
		Human Resources Head and Business Transformation Office Head	August 1, 2010 to present
		Business Transformation Office – Revenue Team Head	January 1, 2008 to July 2010
		Retail Business Head	June 16, 2004 to December 31, 2007
		Corporate Communications and Public Affairs Head	December 1, 2001 to June 15, 2004

Name	Age	Position(s)	Period during which individual has served as such

George N. Lim(1)	60	Senior Vice President	February 26, 1999 to December 31, 2012
		Network Services Assurance Head	October 16, 2010 to December 31, 2012
		Business Transformation Office – Network Team Head	January 1, 2008 to December 31, 2012
		Network Services Head	February 1, 2003 to December 31, 2007
Claro Carmelo P. Ramirez	52	Senior Vice President	July 1, 1999 to present
		Office of the President and CEO	January 1, 2008 to present
		Consumer Affairs Head	December 5, 2005 to December 31, 2007
		International and Carrier Business Head	June 16, 2004 to December 4, 2005
		Retail Business Head	February 1, 2003 to June 15, 2004
Alejandro O. Caeg	52	Senior Vice President	January 1, 2012 to present
		International and Carrier Business Head	March 1, 2009 to present
June Cheryl A. Cabal-Revilla	39	First Vice President	May 6, 2008 to present
		Financial Reporting and Controllership Head	November 15, 2006 to present
		Financial Reporting and Planning Head	May 1, 2002 to November 15, 2006
Christopher H. Young	55	Chief Financial Advisor	November 24, 1998 to present

(1)	Retired effective January 1, 2013.

Under the Shareholders Agreement entered into among the FP Parties, NTT Communications and NTTC-UK on September 28, 1999, as amended by the Cooperation Agreement dated January 31, 2006, NTT Communications is entitled to nominate two directors to the PLDT board of directors and the FP Parties are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to the board of directors of Smart and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. However, as a result of the Cooperation Agreement, in respect of NTT Communications’ right to nominate two directors to each of the board of directors of PLDT and Smart, respectively, NTT Communications and the FP Parties agreed to vote as a PLDT shareholder, lobby the directors of PLDT and otherwise use reasonable efforts to procure a shareholders’ vote in favor of replacing on each of the board of directors of PLDT and Smart, respectively, one NTT Communications nominee with one NTT DOCOMO nominee. Under the Shareholders Agreement, NTT Communications is also entitled to appoint members or advisors of certain PLDT management and board committees, including the audit, governance and nomination, executive compensation and technology strategy committees described below under “– Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees,” and as a result of the Cooperation Agreement, the FP Parties and NTT Communications agreed to use reasonable efforts to procure that NTT DOCOMO be entitled to appoint one individual, who may be replaced at any time, to attend any board committee of PLDT as a member, advisor or observer. Moreover, the Cooperation Agreement provides that upon NTT Communications, NTT DOCOMO and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, NTT DOCOMO and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, NTT DOCOMO will be entitled to additional rights under the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, including the right to nominate one additional NTT DOCOMO nominee to the board of directors of each of PLDT and Smart. Pursuant to publicly available filings made with the PSE, as at February 28, 2013, NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of the outstanding shares of PLDT’s common stock. As a result, NTT DOCOMO is currently entitled to nominate one additional NTT DOCOMO nominee to the board of directors of each of PLDT and Smart. Under the Shareholders Agreement and the Cooperation Agreement, each party has agreed, under certain circumstances, to vote its shares of common stock in favor of the nominees designated by the other parties. For more information about the Cooperation Agreement, see Item 18. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

The business address of each of the other directors, key officers and advisors identified above is the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

The following is a brief description of the business experiences of each of our directors, key officers and advisors for at least the past five years.

Mr. Manuel V. Pangilinan has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of PLDT after serving as its President and CEO from November 1998 to February 2004. He is the Chairman of the Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors of PLDT. He is also a director and the President and CEO of Meralco. He also serves as

Chairman of Smart, Digitel, ePLDT, SPi Global, SPi Technologies, SPi CRM, MPIC, Landco Pacific Corporation, Maynilad Water Services, Inc., Philex Mining Corporation, Manila North Tollways Corporation, Medical Doctors, Inc. (Makati Medical Center), Colinas Verdes, Inc. (Cardinal Santos Medical Center), Davao Doctors, Inc. and Our Lady of Lourdes Hospital.

Mr. Pangilinan founded First Pacific Company Limited in 1981 and served as Managing Director until 1999. He was appointed as Executive Chairman until June 2003, when he was named as CEO and Managing Director. He also holds the position of President Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.

Outside the First Pacific Group, Mr. Pangilinan is the Chairman of the Board of Trustees of San Beda College, PLDT-Smart Foundation, Inc., the Hongkong Bayanihan Trust and the Philippine Business for Social Progress, the Vice Chairman of the Foundation for Crime Prevention, a private sector group organized to assist the government with crime prevention, and a member of the Board of Trustees of Caritas Manila and Radio Veritas-Global Broadcasting Systems, Inc. In February 2007, he was named the President of the Samahang Basketbol ng Pilipinas, a newly formed national sport association for basketball, and effective January 2009, he assumed the chairmanship of the Amateur Boxing Association of the Philippines, the governing body of amateur boxers in the country. In 2011, he was appointed a member of the Association of SouthEast Asian Nations Business Advisory Council by the Office of the President of the Philippines.

Mr. Pangilinan has received numerous prestigious awards including the Ten Outstanding Young Men of the Philippines Award for International Finance (1983), the President Pamana ng Pilipino Award by the Office of the President of the Philippines (1996), Honorary Doctorate in Humanities by the San Beda College (2002), Best CEO in the Philippines by Institutional Investor (2004), CEO of the Year (Philippines) by Biz News Asia (2004), People of the Year by People Asia Magazine (2004), Distinguished World Class Businessman Award by the Association of Makati Industries, Inc. (2005), Management Man of the Year by the Management Association of the Philippines (2005), Order of Lakandula (Rank of a Komandante) by the Office of the President of the Philippines (2006), Honorary Doctorate in Humanities by the Xavier University (2007), and Global Filipino Executive of the Year (Asia CEO Awards 2010). He was also voted as Corporate Executive Officer of the Year (Philippines) and Best Executive (Philippines) at the 2007 and 2008 Best-Managed Companies and Corporate Governance Polls conducted by Asia Money and Best Executive (Philippines) at the 2011 Asia Money Best Managed Companies Awards.

Mr. Pangilinan graduated cum laude from the Ateneo de Manila University, with a Bachelor of Arts Degree in Economics. He received his Master’s Degree in Business Administration from Wharton School of Finance & Commerce at the University of Pennsylvania.

Mr. Napoleon L. Nazareno has been a director of PLDT since November 24, 1998 and is a member of the TSC of the Board of Directors of PLDT. He was appointed as President and CEO of PLDT on February 19, 2004 and is concurrently the President and CEO of Smart since January 2000. He also serves as Chairman of several subsidiaries of Smart including PCEV, Wolfpac, SBI and I-Contacts. His other directorships include Meralco, Digitel, MIC where he is also Chairman, President and CEO, ACeS Philippines where he is also the President, PLDT Global, ePLDT, SPi, SPi CRM, and Philweb. He is a non-executive director of First Pacific.

Mr. Nazareno’s business experience spans several countries in over 30 years and his exposure cuts across a broad range of industries, namely, packaging, bottling, petrochemicals, real estate and, in the last 13 years, telecommunications and information technology. In 1981, he started a successful career in the international firm Akerlund & Rausing, occupying senior management to top level positions and, in 1989, became the President and CEO of Akerlund & Rausing (Phils.), Inc. In August 1995, he moved to Metro Pacific Corporation where he served as President and CEO until December 1999.

In November 2004, Mr. Nazareno was appointed by President Gloria Macapagal-Arroyo as Private Sector Representative of the Public-Private Sector Task Force for the Development of Globally Competitive Philippine Service Industries. In February 2006, he became part of the Private Sector Advisory Board of the Commission on Information and Communications Technology, under the Office of the President of the Philippines. Mr. Nazareno was also a board member of the GSM Association Worldwide until November 2012 and a director of the Wireless Applications Community, an international alliance of telecommunications companies, until August 2012. He is also the Chairman of the Board of Trustees and Governors of Asian Institute of Management, member of the Council of Advisors of the DLSU-Graduate School of Business and Philippine-Thailand Business Council, among others. He was voted Corporate Executive Officer of the Year (Philippines) for three consecutive years at the 2004, 2005 and 2006 Best-Managed Companies and Corporate Governance Polls conducted by Asia Money.

Mr. Nazareno received his Master’s Degree in Business Management from the Asian Institute of Management and completed the INSEAD Executive Program of the European Institute of Business Administration in Fountainbleu, France.

Mr. James L. Go was appointed as director of PLDT on November 3, 2011. He is a member of the Technology Strategy Committee and Advisor of the Audit Committee of the Board of Directors of PLDT. He is currently the Chairman and CEO of JGSHI, Universal Robina Corporation, Robinsons Land Corporation, JG Summit Petrochemical Corporation, CFC Corporation, Robinsons, Inc. and Oriental Petroleum and Minerals Corporation. He is also the President and a Trustee of the Gokongwei Brothers Foundation, Inc. and a director of Singapore Land, Ltd. and Marina Center Holdings, Inc. Mr. Go was the Vice Chairman of the Board of Directors of Digital Telecommunications Philippines, Inc. and also held the positions of President and CEO until October 26, 2011. He received his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Ms. Helen Y. Dee has been a director of PLDT since June 18, 1986. She is the Chairperson of Rizal Commercial Banking Corporation, RCBC Savings Bank and Malayan Insurance Company and the President and/or CEO of GPL Holdings, Inc., House of Investments, Inc., Grepalife Asset Management Corporation and Grepalife Fixed Income Fund Corporation. She is also a director of several companies engaged in banking, insurance and real property businesses. Ms. Dee received her Master’s Degree in Business Administration from De La Salle University.

Mr. Pedro E. Roxas has been a director of PLDT since March 1, 2001. He serves as a member of the Governance and Nomination, Audit and Executive Compensation Committees of the Board of Directors of PLDT. He is the Chairman and/or CEO/President of various business organizations in the fields of agri-business, sugar manufacturing and real estate development including Roxas Holdings Inc., Roxas and Company, Inc., Roxaco Land Corporation, Central Azucarera Don Pedro, Inc., Central Azucarera de la Carlota, Inc., Roxol Bioenergy Corporation, Fuego Land Corporation and Hawaiian Philippine Sugar Company, an independent director of Meralco and BDO Private Bank, and a director of Brightnote Assets Corporation. Mr. Roxas received his Bachelor of Science Degree in Business Administration from the University of Notre Dame, Indiana, U.S.A.

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

Mr. Santos retired as CEO of Nestle Philippines, Inc., or NPI, in 2003 and continued to serve as Chairman of NPI until 2005. Prior to his appointment as President and CEO of NPI, he was CEO of the Nestle Group of Companies in Thailand and Singapore. He served as Secretary of Trade and Industry from February to July 2005 and was designated as a member of the Governance Advisory Council, and Private Sector Representative for the Public-Private Sector Task Force for the Development of Globally Competitive Philippine Service Industries. Mr. Santos obtained his Bachelor of Science Degree in Business Administration from Ateneo de Manila University, pursued post graduate studies at the Thunderbird Graduate School of Management in Arizona, USA and completed the Advanced Management Course at IMD in Lausanne, Switzerland.

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

Mr. Hideaki Ozaki was appointed as director of PLDT on December 6, 2011. He is the Vice President of Planning, Global Sales/Global Business of NTT Communications. He served as part-time Director of NTT

Communications Philippines from July 2009 to February 2012. Prior to that, he served as Vice President of Global Strategy, Global Business Division of NTT Communications since 2006 and as Director of Legal and Internal Audit Department of NTT Com from 2003 to 2006. He also served as Vice President of Sales and Corporate Planning of NTT Communications (Thailand) Co., Ltd. from 1999 to 2003 and as Manager of Overseas Business Planning, Global Service Division of Nippon Telegraph and Telephone Corporation from 1995 to 1999. Mr. Ozaki obtained his Bachelor’s Degree in Law from University of Tokyo and Master’s Degree in Law from University of Pennsylvania.

Mr. Tony Tan Caktiong has been a director of PLDT since July 8, 2008. He is the Chairman and CEO of Jollibee Foods Corporation, a leader in the fastfood business, which owns and operates a chain of restaurants nationwide and abroad. He is an independent director of First Gen Corporation, and a member of the Board of Trustees of Jollibee Foundation, Temasek Foundation and St. Luke’s Medical Center. Mr. Tan Caktiong obtained his Bachelor of Science Degree in Chemical Engineering from University of Santo Tomas and honed his business skills by attending various courses and seminars in several educational institutions such as the Asian Institute of Management, Stanford University (Singapore) and Harvard University.

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

Atty. Ray C. Espinosa has been a director of PLDT since November 24, 1998 and is a member of the TSC of the Board of Directors of PLDT. He is the Head of the Regulatory Affairs and Policies Group of PLDT since March 2008. He also serves as the President and CEO of MediaQuest, ABC Development Corporation (TV5), Mediascape, Nation Broadcasting Corporation and other subsidiaries of MediaQuest and is the Board of Trustees of the PLDT Beneficial Trust Fund. He is a director of several companies engaged in electricity, mining, other public utility and media businesses.

Atty. Espinosa served as President and CEO of ePLDT, Inc. from August 21, 2000 until April 15, 2010. Prior to joining PLDT, he was a partner and member of the Executive Committee of the law firm Sycip Salazar Hernandez & Gatmaitan until June 2000. He topped the Philippine Bar examination in 1982 after graduating Salutatorian of Law Class 1982 from the Ateneo de Manila University and received his Master of Laws Degree from the University of Michigan Law School.

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

Ms. Anabelle L. Chua, Treasurer and Corporate Finance and Treasury Head, concurrently holds the position of Chief Financial Officer of Smart since 2006. She holds directorships in PTIC, Smart and several subsidiaries of PLDT and Smart including ePLDT, Digitel, SPi Global, SPi, SPi CRM, ACeS Philippines, PCEV, Wolfpac, SBI, CURE, Airborne Access, SHI and Chikka. She is a member of the Board of Directors of PSE, Board of Trustees of the BTF and PLDT-Smart Foundation. She has over 20 years of experience in the areas of corporate finance, treasury, financial control and credit risk management and was a Vice President at Citibank, N.A. where she worked for 10 years prior to joining PLDT in 1998. She graduated magna cum laude from the University of the Philippines with a Bachelor of Science Degree in Business Administration and Accountancy.

Mr. Ernesto R. Alberto was appointed as Enterprise and International and Carrier Business Head in September 2011. Prior to that, he was the Customer Sales and Marketing Group Head since February 2008. He leads all revenue generation relationship initiatives of the Enterprise and International and Carrier Business, including product/market development, product management, marketing, sales and distribution, and customer relationship management. He is the Chairman, President or director of SubicTel, ClarkTel, Philcom, Maratel, Telesat, SBI-Cruztelco, BCC, MIC, SNMI, NTT Communications Phils., Acasia and Asean Telecom Holdings. He has over 20 years of work experience in the areas of corporate banking, relationship management and business development and, prior to joining PLDT in 2003, was a Vice President and Head of the National Corporate Group of Citibank N.A., Manila from 1996 to May 2003. He previously served as Vice President and Head of the Relationship Management Group of Citytrust Banking Corporation. Mr. Alberto obtained his Master’s Degree in Economic Research from the University of Asia and the Pacific.

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

Mr. Claro Carmelo P. Ramirez was recently appointed as President of Pilipinas Global Network Limited, the international distribution arm of TV5. He has over 20 years of work experience in the field of marketing. Prior to joining PLDT, he held various managerial positions in Colgate-Palmolive Philippines, Inc., and served as Associate Director for Global Business Development of Colgate Palmolive Company in New York and as Marketing Director of Colgate Palmolive Argentina, S.A.I.C. and Colgate-Palmolive Phils, Inc. While in PLDT, he was the Head of Consumer Marketing, Retail Business Group, International and Carrier Business Group and Customer Care. He also held director positions in various PLDT subsidiaries and affiliates and served as President and CEO of ClarkTel, SubicTel, and Maratel. He graduated from the Ateneo de Manila University with a Bachelor of Arts Degree Major in Economics Honors program.

Mr. Alejandro O. Caeg is the President and CEO of PLDT Global Corporation and concurrently the Head of PLDT and Smart International & Carrier Business. He is Smart’s representative to the Conexus Mobile Alliance (one of Asia’s largest cellular roaming alliances), where he was also designated as its Deputy Chairman since 2010. Prior to joining PLDT in 2009, he worked in PT Smart Telecom (Indonesia) as its Chief Commercial Strategy Officer from July 2008 to December 2008 and as Chief Commercial Officer from January 2006 to June 2008. He also held various sales, marketing and customer service-related positions in Smart including that of Group Head of Sales and Distribution (2003-2005), Group Head of Customer Care and National Wireless Centers (1998-2001) and Marketing Head of International Gateway Facilities and Local Exchange Carrier (1997-1998). He also served as President and CEO of Telecommunications Distributors Specialist, Inc. in 2002 and as Chief Operations Adviser of I-Contacts Corporation (Smart’s Call Center subsidiary) from 2001 to 2002. Mr. Caeg graduated from De La Salle University Manila with a Bachelor’s Degree in AB Applied Economics.

Ms. June Cheryl A. Cabal-Revilla, Controller and Financial Reporting and Controllership Head, is also a director and the chief financial officer/treasurer of certain subsidiaries of PLDT, Mediascape, Inc. and the PLDT-Smart Foundation, Inc. She is also the Chief Finance Officer of the Philippine Disaster Recovery Foundation and the President of Tahanan Mutual Building and Loan Association. Prior to joining PLDT in June 2000 as an executive trainee in the Finance Group, she was a senior associate in the business audit and advisory group of Sycip Gorres Velayo & Co. She was the 2008 Young Achievers Awardee for Commerce and Industry conferred by the Philippine Institute of Certified Public Accountants. In March 2010, she was appointed as a member of the Financial Reporting Standards Council of the Philippines. Ms. Cabal-Revilla obtained her Bachelor of Science Degree in Accountancy from De La Salle University and Master in Business Management Degree from the Asian Institute of Management.

Mr. Christopher H. Young is our Chief Financial Advisor. He worked in PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as Finance Director, a position he held until he joined us in November 1998.

The following is a brief description of the business experience of the other member of senior management of PLDT as at February 28, 2013:

Mr. Rolando G. Peña was designated, in January 2011, as the Technology Head for PLDT and Smart and is responsible for developing and overseeing the Technology Roadmap for the PLDT Group. He heads the evaluation, analysis, execution of the accelerated network build-out program encompassing fixed, wireless, broadband and IT networks of PLDT and Smart. He is a director of Smart and some subsidiaries of Smart and PLDT. Mr. Peña has over 28 years of experience in telecommunication operations. From 2008 to January 2011, he was the Customer Service Assurance Group Head of PLDT and Smart. From 1999 to 2007, he was the Head of Network Services Division of Smart and prior to joining Smart in 1994, he was the First Vice President in charge of Technical Operations of Digital Telecommunications Philippines, Inc. Mr. Peña obtained his Electronics and Communications Engineering Degree from Pamantasan ng Lungsod ng Maynila and is a Fellow at the Telecommunications Management Institute of Canada.

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

Mr. Charles A. Lim is the Chief Operations Officer of DMPI. Prior to this, he was the Business Unit Head of the Digitel Group. Prior to joining the Digitel Group, he was the Strategic Business Unit Head for Mobile Communications of Globe Telecom, Inc. He was also the Director for Brand Marketing-Greater China of Coca-Cola China, Limited, Hongkong and the Business Unit Head-Van den Bergh Foods of Unilever Philippines, Inc. Mr. Lim obtained his Bachelor of Science in Business Management Degree from the Ateneo de Manila University.

The following is a list of directorships in other private and public companies of the directors/independent directors named below:

Name of Companies
Name of Director	Public	Private

Helen Y. Dee	EEI Corporation (Director)	AY Holdings, Inc. (Regular Director)
	National Reinsurance Corporation of the Philippines (Director/Chairman)	GPL Holdings, Inc. (Regular Director)
	Petro Energy Resources Corporation (Director/Chairman)	Great Life Financial Assurance Corp. (Regular Director)
	Rizal Commercial Banking Corporation (Director/Chairman)	Financial Brokers Insurance Agency, Inc. (Regular Director/Chairman)
	Seafront Resources Corporation (Director/Chairman)	Hi-Eisai Pharmaceuticals, Inc. (Director/Chairman)
Honda Cars, Kalookan (Director)
Honda Cars Philippines, Inc. (Director)
House of Investments, Inc. (Regular Director/Chairman)
Hydee Management & Resource Corp. (Regular Director/Chairman)
Isuzu Philippines, Inc. (Director)
La Funeraria Paz, Inc. (Director/Chairman)
Landev Corp. (Director/Chairman)
Maibarara Geothermal, Inc. (Regular Director/Chairman)
Malayan Insurance Company (Director/Chairman)
Manila Memorial Park Cemetery, Inc. (Director/Chairman)
Mapua Information Technology Center, Inc. (Director/Chairman)
MICO Equities, Inc.
Mijo Holdings, Inc. (Regular Director/Chairman)
Moira Management, Inc. (Regular Director/Chairman)
Pan Malayan Express
Pan Malayan Management and Investment Corporation (Vice Chairman)
Pan Malayan Realty Corp. (Chairman)
Petro Green Energy Corporation (Regular Director/Chairman)
Philippine Integrated Advertising Agency, Inc. (Regular Director)
RCBC Forex Brokers Corp. (Chairman)
RCBC Leasing & Finance Corp. (Regular Director/Chairman)
RCBC Savings Bank (Chairman)
South Western Cement Corporation (Chairman)
Sunlife Grepa Financial, Inc. (Regular Director)
Tameena Resources, Inc. (Regular Director/Chairman)
West Spring Development Corp. (Regular Director/Vice Chairman)
Xamdu Motors, Inc. (Chairman)
YGC Corporate Services, Inc. (Regular Director)
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

Compensation of Key Management Personnel

The aggregate compensation paid to our key officers and directors named above, as a group, for 2012 amounted to approximately Php371 million.

The following table below sets forth the aggregate amount of compensation paid in 2012 and 2011 and estimated amount of compensation expected to be paid in 2013 to: (1) the President and CEO, Napoleon L. Nazareno and four most highly compensated officers of PLDT, as a group, namely: Menardo G. Jimenez, Jr., Anabelle L. Chua, Ernesto R. Alberto and Ma. Lourdes C. Rausa-Chan; and (2) all other key officers, other officers and directors, as a group.

	2013		2012		2011
	Estimate		Actual
	(in millions)

President and CEO(1) and four most highly compensated key officers:
Salary(2)	Php	62	Php	58	Php	53
Bonus(3)		16		15		13
Other compensation(4)		53		65		43

		131		138		109

All other key officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated key officers):
Salary(2)		238		244		239
Bonus(3)		61		62		61
Other compensation(4)		283		264		214

	Php	582	Php	570	Php	514

(1)	The President and CEO receives compensation from Smart but not from PLDT.
(2)	Basic monthly salary.
(3)	Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
(4)

Includes variable pay and other payments. Variable pay is based on an annual incentive system that encourages and rewards both individual and group/team performance and is tied to the achievement of Corporate/Unit/Customer Satisfaction Objectives. It covers regular officers and executives of PLDT and is based on a percentage of their guaranteed annual cash compensation. See Note 24 — Related Party Transactions — Compensation of Key Officers of the PLDT Group to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Each of the directors of the Company is entitled to a director’s fee for each meeting of the Board of Directors attended. In addition, the directors who serve in the committees of the Board of Directors, namely, the Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees, are each entitled to a fee for each committee meeting attended.

On January 27, 2009, the Board of Directors of PLDT approved an increase in director’s board meeting attendance fees to Php200 thousand from Php125 thousand and board committee meeting attendance fees to Php75 thousand from Php50 thousand. The attendance fees for directors were last adjusted in July 1998. The ECC recommended the increase taking into consideration PLDT’s profitability growth (versus Board remuneration) and the results of the survey on Board remuneration conducted by Watson Wyatt, which showed that PLDT’s directors’ remuneration, consisting only of fees for meeting attendance, and/or retainer fees and profit share were below the median of directors’ remuneration among participating companies in the survey.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors. The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table. The total amount of per diems paid in 2012 and 2011 were approximately Php35 million and Php40 million, respectively. The total amount of per diems estimated to be paid in 2013 is approximately Php37 million.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

Long-term Incentive Plan

Our long-term incentive plan, or LTIP, is a cash plan that is intended to provide meaningful, contingent, financial incentive compensation for eligible executives, officers and advisors of the PLDT Group, who are consistent performers and contributors to the achievement of the long-term strategic plans and objectives, as well as the functional strategy and goals of the PLDT Group, and administered by the ECC which has the authority to determine: (a) eligibility and identity of participants; (b) the award attributable to each participant based on the participant’s annual base compensation and taking into account such participant’s seniority, responsibility level, performance potential, tenure with the PLDT Group, job difficulty and such other measures as the Committee deems appropriate; (c) the level of achievement of the performance objectives; and (d) the actual award payable to each participant based on the level of achievement of the performance objectives.

The 2010 to 2012 LTIP, covering the period from January 1, 2010 to December 31, 2012, was presented to and approved by the ECC and the Board of Directors, and was based on profit targets for the covered performance cycle. The cost of 2010 to 2012 LTIP was determined using the projected unit credit method based on prevailing discount rates and profit targets. Total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at December 31, 2010, but based on our projections in 2011, the profit targets for the covered performance cycle were no longer achievable, thus, the accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. We currently do not expect to make any payouts under the 2010 to 2012 LTIP.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs and liability recognized as at and for the year ended December 31, 2012 amounted to Php1,491 million. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 23 – Accrued and Other Current Liabilities and Note 25 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18 for related discussion.

There are no other warrants or options held by PLDT’s officers or directors either singly or collectively.

See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 23 – Accrued and Other Current Liabilities and Note 25 – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18 for related discussion.

Share Ownership

The following table sets forth information regarding ownership of our common stock, as at February 28, 2013, by our continuing directors, key officers and advisors. Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock		Percentage of Class

Manuel V. Pangilinan	244,450	(1)	0.113142
Napoleon L. Nazareno	19,927	(1)	0.009223
Helen Y. Dee	98		0.000045
Ray C. Espinosa	18,743	(1)	0.008675
James L. Go	59,914	(1)	0.027731
Setsuya Kimura	1		—
Rev. Fr. Bienvenido F. Nebres, S.J.(2)	2		—
Hideaki Ozaki	1		—
Pedro E. Roxas	21		0.000010
Juan B. Santos	2		—
Alfred V. Ty	1		—
Tony Tan Caktiong	1		—
Ma. Lourdes C. Rausa-Chan	699	(1)	0.000324
Ernesto R. Alberto	—		—
Rene G. Bañez	1		—
Anabelle L. Chua	12,078	(1)	0.005590
Jun R. Florencio	515	(1)	0.000238
Menardo G. Jimenez, Jr.	22		0.000010
George N. Lim(3)	5,356	(1)	0.002479
Claro Carmelo P. Ramirez	11,500		0.005323
Alejandro O. Caeg	200		0.000093
June Cheryl A. Cabal-Revilla	—		—
Christopher H. Young	54,313	(1)	0.025138

(1)	Includes PLDT common shares that have been lodged with the Philippine Depository and Trust Co., or PDTC.
(2)	Resigned effective September 25, 2012.
(3)	Retired effective January 1, 2013.

The aggregate number of shares of common stock directly and indirectly owned by directors, key officers and advisors listed above, as at February 28, 2013, was 427,845, or approximately 0.198025% of PLDT’s outstanding common shares.

On January 19, 2012 and August 30, 2012, all outstanding shares of 10% Cumulative Convertible Preferred Stock Series A to FF and Series GG, respectively, were redeemed and retired. See Item 10. “Additional Information – Redemption of Preferred Stock” for further discussion.

Board Practices

Board of Directors –– Independent Directors

At least two of our directors, namely, Pedro E. Roxas and Alfred V. Ty, are independent directors who are neither officers nor employees of PLDT or any of its subsidiaries, and who are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors. Our former third independent director, Rev. Fr. Bienvenido F. Nebres, S.J., resigned from our board of directors on September 25, 2012 and we intend to appoint a third independent director as soon as practicable. The independence standards/criteria are provided in our By-Laws and Manual on Corporate Governance pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years had been, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

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

Audit Committee

Our audit committee is normally composed of three members, all of whom are independent directors. As at the date of this report, the audit committee includes Mr. Pedro E. Roxas and Mr. Alfred V. Ty. The former third member and chair of our audit committee, Rev. Fr. Bienvenido F. Nebres, S.J., resigned from our board of directors on September 25, 2012 and we intend to appoint a third independent director as soon as practicable. Mr. Setsuya Kimura and Mr. James L. Go, non-independent members of our board of directors, Mr. Roberto R. Romulo, an independent member of our advisory board/committee, and Ms. Corazon de la Paz-Bernardo, a former member of our board of directors, serve as advisors to the audit committee. All of the members of our audit committee are financially literate and Ms. Corazon S. de la Paz-Bernardo, an advisor to the audit committee, is an accounting and financial management expert.

As provided for in our amended audit committee charter, any member of the audit committee may cause the Audit Committee advisor to be excluded from the committee’s meetings, as such member deems appropriate in order for the committee to carry out its responsibilities, until the committee has completed discussion of the topic for which the member requested the Audit Committee advisor to be excluded or until such member has withdrawn his request.

As provided for in the audit committee charter, the purpose of the audit committee is to assist our board of directors in fulfilling its oversight responsibility for: (i) PLDT’s accounting and financial reporting principles and policies, and system of internal controls, including the integrity of PLDT’s financial statements and the independent audit thereof; (ii) PLDT’s compliance with legal and regulatory requirements; (iii) PLDT’s assessment and management of enterprise risks including credit, market, liquidity, operational and legal risks; and (iv) the performance of the internal audit organization and the external auditors.

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

Audit Committee Report

Further to our compliance with applicable corporate governance laws and rules, our audit committee confirmed in its report for 2012 that:

•	Each voting member of the audit committee is an independent director as determined by the Board of Directors;

•	The audit committee had nine regular meetings during the year;

•	The audit committee has reviewed and resolved to retain the existing Audit Committee Charter;

•

The audit committee likewise discussed with PLDT’s internal audit group and SyCip Gorres Velayo & Co., or SGV, the overall scope and plans for their respective audits, and the results of their examinations, their evaluations of PLDT Group’s internal controls and the overall quality of the PLDT Group’s financial reporting;

•

The audit committee has reviewed and approved all audit and non-audit services provided by SGV to the PLDT Group, and the related fees for such services, and concluded that the non-audit fees are not significant to impair their independence;

•

The audit committee has discussed with SGV the matters required to be discussed by the prevailing applicable Auditing Standard, and has received written disclosures and the letter from SGV as required by the prevailing applicable Independence Standards (Statement as to Independence) and has discussed with SGV its independence from the PLDT Group and the PLDT Group’s management;

•

The audit committee has discussed with the President and CEO the PLDT Group top risks and the corresponding mitigation measures to address these key enterprise risks, and has received from PLDT Group’s Enterprise Risk Management Officer periodic status reports on PLDT Group’s enterprise risk management activities.

•

In the performance of their oversight responsibilities, the audit committee has reviewed and discussed the audited financial statements of the PLDT Group as at and for the year ended December 31, 2012 with the PLDT Group’s management, which has the primary responsibility for the financial statements, and with SGV, the PLDT Group’s independent auditor, who is responsible for expressing an opinion on the conformity of the PLDT Group’s audited financial statements with IFRS;

•

Based on the reviews and discussions referred to above, in reliance on the PLDT Group’s management and SGV and subject to the limitations of the audit committee’s role, the audit committee recommended to the Board of Directors and the Board has approved, the inclusion of the PLDT Group’s financial statements as at and for the year ended December 31, 2012 in the PLDT Group’s Annual Report to the Stockholders and to the Philippine SEC on Form 17-A and U.S. SEC on Form 20-F; and

•

Based on a review of SGV’s performance and qualifications, including consideration of management’s recommendation, the audit committee approved the appointment of SGV as the PLDT Group’s independent auditor.

Governance and Nomination Committee

Our GNC is composed of four voting members, all of whom are regular members of our Board of Directors and three non-voting members, including Former Chief Justice Artemio V. Panganiban, who serves as an independent non-voting member. Two of the voting members are independent directors namely, Mr. Alfred V. Ty and Mr. Pedro E. Roxas. A former voting member who would have been a fifth member and the third independent director, Rev. Fr. Bienvenido F. Nebres, S.J., resigned from our board of directors on September 25, 2012 and we intend to appoint a third independent director as soon as practicable. Two are non-independent directors namely, Mr. Setsuya Kimura and Mr. Manuel V. Pangilinan who is the chairman of this committee. Mr. Menardo G. Jimenez, Jr., and Atty. Ma. Lourdes C. Rausa-Chan are the other non-voting members.

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

Executive Compensation Committee

Our ECC is composed of four voting members, all of whom are regular members of our Board of Directors, and one non-voting member. Two of the voting members are independent directors, namely Mr. Pedro E. Roxas and Mr. Alfred V. Ty, and two are non-independent directors, namely, Mr. Setsuya Kimura and Mr. Manuel V. Pangilinan, who is chairman of this committee as at December 31, 2012. A former voting member who would have been a fifth member and the third independent director, Rev. Fr. Bienvenido F. Nebres, S.J., resigned from our board of directors on September 25, 2012 and we intend to appoint a third independent director as soon as practicable. Mr. Menardo G. Jimenez, Jr. is the non-voting member.

The principal functions and responsibilities of our ECC are:

1.	To provide guidance to and assist our board of directors in developing a compensation philosophy or policy consistent with our culture, strategy and control environment;

2.	To oversee the development and administration of our compensation programs; and

3.	To review and approve corporate goals and objectives relevant to the compensation of our CEO, evaluate the performance of our CEO in light of those goals and objectives, and set the compensation level of our CEO based on such evaluation.

Technology Strategy Committee

Our TSC is composed of seven members, all of whom are voting members. Six are non-independent directors, namely Mr. Manuel V. Pangilinan, who serves as chairman, Mr. Napoleon L. Nazareno, Atty. Ray C. Espinosa, Mr. Oscar S. Reyes, Mr. James L. Go, Mr. Setsuya Kimura and Mr. Orlando B. Vea.

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

(d)	any finding by a domestic or foreign court of competent jurisdiction (in a civil action), the SEC or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self regulatory organization, that any director/independent director or officer or person nominated for election as a director/independent director or officer, has violated a securities or commodities law or regulation, and the judgment has not been reversed, suspended, or vacated.

The following is a description of the complaints in which our director and President and CEO, Mr. Napoleon L. Nazareno, and director and Corporate Secretary, Atty. Ma. Lourdes C. Rausa-Chan, are respondents:

1.	Mr. Napoleon L. Nazareno, Elmer D. Nitura, and other directors and officers of the former PDCP Bank and some officers of the BSP and Development Bank of the Philippines (hereinafter the “Respondents”), were charged in a complaint docketed as I.S. No. 2004-631 filed by Chung Hing Wong/Unisteel/Unisco Metals, Inc. (the “Complainants”) with the DOJ, for alleged syndicated estafa, estafa thru falsification of documents, other deceits, malversation and robbery. In the complaint-affidavit, the Complainants alleged that the officers and directors of PDCP Bank deceived the Complainants to secure a loan from PDCP Bank through misrepresentation and with the sinister purpose of taking over the Complainants’ corporation. The complaint was referred to the Office of the Ombudsman, or OMB, by the DOJ on October 30, 2007 considering that some of the Respondents are public officers and the offenses charged were committed in the performance of their official functions.

In the OMB’s Review and Recommendation dated November 28, 2008, the OMB approved the DOJ Resolution dated September 7, 2007 dismissing the complaint and referred the case to the DOJ for appropriate action.

The Complainants filed separate Motions for Reconsideration before the DOJ and OMB on July 16, 2008 and December 1, 2009, respectively. On December 16, 2009, the DOJ issued a resolution denying the Complainants’ Motion for Reconsideration for lack of merit. In response, the Complainants filed a Petition for Review with the Secretary of Justice on March 2, 2010, Messrs. Nazareno and Nitura and the other Respondents have filed their respective comments to the petition, which remain pending to date with the Office of the Secretary of Justice.

With respect to the Complainants’ Motion for Reconsideration with the OMB, the latter issued an Order dated December 4, 2009 denying the same and affirming its Review and Recommendation of November 28, 2008. In response, the Complainants filed a Petition for Certiorari with the Court of Appeals on July 12, 2010. In a Resolution dated July 26, 2010, the Court of Appeals dismissed the petition for lack of jurisdiction. The Complainants filed a Motion for Reconsideration on August 17, 2010. On January 10, 2011, the Court of Appeals issued a Resolution denying the Complainant’s Motion for Reconsideration for lack of merit. Subsequently, the Complainant’s filed a Petition for Review with the Supreme Court questioning the Court of Appeals Resolution dated January 10, 2011 and the Decision dated July 26, 2010, respectively. In a Resolution dated March 28, 2011, the Supreme Court denied the Complainant’s Petition for Review for failure to show any reversible error in the challenged resolutions of the Court of Appeals. On June 9, 2011, the Complainant’s filed a Motion for Clarification. In a Resolution dated August 24, 2011, the Supreme Court treated the motion as a Motion for Reconsideration of the dismissal of the petition and denied the same. The said Resolution of the Supreme Court became final and executory based on the Entry of Judgment dated October 26, 2011. The Complainant’s however filed another Motion for Clarification dated November 29, 2011 and Motion to Refer Case to the Supreme Court en Banc dated March 16, 2012. In a Resolution dated June 27, 2012, the Supreme Court noted without action the Motion to Refer Case to the Supreme Court en Banc. The Complainants again filed a Motion to Expedite Motion for Clarification and Motion to Refer Case to the Supreme Court en Banc dated August 22, 2012. In a Resolution dated October 10, 2012, the Supreme Court ordered the Complainants aforementioned motion expunged from the records.

2.	Atty. Ma. Lourdes C. Rausa-Chan and other former corporate secretaries/assistant corporate secretaries of Steniel Cavite Packaging Corporation, Metro Paper and Packaging Products, Inc., AR Packaging Corporation and Starpack Philippines Corporation, are respondents in a complaint docketed as OMB C-C-04-0363-H (CPL No. C-04-1248), filed with the OMB. The complaint is for alleged: (a) violation of R.A. No. 3019 (otherwise known as the Anti-Graft and Corrupt Practices Act); (b) estafa through falsification of public documents; (c) falsification of public documents under Article 171, in relation to Article 172, of the Revised Penal Code, or RPC; (d) infidelity in the custody of public documents under Article 226 of the RPC; and (e) grave misconduct. It relates to various tax credit certificates (allegedly fraudulent, with spurious and fake supporting documents) issued to Victory Textile Mills, Inc. (allegedly, a non-existent corporation with fictitious incorporators and directors) and transferred to several companies including the aforesaid companies. The complaints against Atty. Rausa-Chan involve the first two offenses only and in her capacity as corporate secretary of Metro Paper and Packaging Products, Inc.

Although Atty. Rausa-Chan had no participation or involvement in the alleged anomalous acquisition and transfer of the subject tax credit certificates, the OMB, through a Resolution dated March 6, 2012, found probable cause to charge Atty. Ms. Lourdes C, Rausa-Chan, together with the other respondents, with several counts of Estafa Thru Falsification of Public and Official Documents and Violation of Section 3(e) of R.A. No. 3019. Atty. Rausa-Chan, thereafter, timely filed a Motion for Reconsideration dated June 30, 2012 seeking the reconsideration of the Resolution of the OMB. The said Motion for Reconsideration is still pending for resolution with the OMB.

Employees and Labor Relations

As at December 31, 2012, we had 36,740 employees within the PLDT Group, including Digitel, with 8,513, 10,462 and 17,765 employees in our wireless, fixed line, BPO and other groups, respectively. PLDT had 6,617 employees as at December 31, 2012, of which 17% were rank-and-file employees, 76% were management/supervisory staff and 7% were executives. This number represents a decrease of 450, or approximately 6%, from the staff level as at December 31, 2011. From a peak of 20,312 employees, as at December 31, 1994, PLDT’s number of employees declined by 13,695 employees, or 67%, as at December 31, 2012.

We and our business units had the following employees as at December 31 of each of the following years:

	2012	2011	2010

PLDT Group	36,740	34,116	28,770
Wireless	8,513	8,043	5,165
Fixed Line	10,462	11,409	9,572
LEC	7,546	9,072	7,395
Others	2,916	2,337	2,177
BPO	17,765	14,664	14,033
PLDT Only	6,617	7,067	7,008

The increase in the number of employees within the PLDT Group from 2011 to 2012 was primarily due to the inclusion of Digitel’s employees resulting from its acquisition on October 26, 2011.

PLDT has three employee unions, representing in the aggregate 5,469, or 15% of the employees of the PLDT Group. We consider our relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

On December 3, 2012, PLDT and the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, concluded and signed a new three-year CBA, covering the period from November 9, 2012 to November 8, 2015. This CBA provides each member a special bonus equivalent to one month’s salary (computed at the salary rate prevailing prior to November 9, 2012) plus Php37,000; increase of the monthly salary of Php2,700, Php2,900 and Php3,300 for the first, second and third year, respectively; an increase in the yearly Christmas gift certificate from Php9,000 to Php10,000; an increase in the amount of coverage under the group life insurance plan from Php750,000 to Php850,000; Php55,000 funeral assistance for the death of a dependent; additional contribution of Php2 million to the Educational Trust Fund; and relocation assistance of Php40,000. Other provisions of this CBA include increases in the rice subsidy, hospitalization benefits for dependents, daily per diem. New features of this CBA include prescription eyeglass subsidy and funding assistance for a joint Management-Union environmental awareness education program.

On December 22, 2010, a CBA was signed by PLDT and Gabay ng Unyon sa Telekomunikasyon ng mga Superbisor, or GUTS, our supervisors’ union covering a three-year period from January 1, 2011 to December 31, 2013. This CBA provides for increases of the monthly salary by 8%, 9% and 9% of basic pay for the first, second and third year of the CBA, respectively, or Php3,000 whichever is higher; a goodwill signing and expeditious agreement bonuses of Php30,000 and Php43,000, respectively; an increase in the yearly Christmas gift certificate from Php9,000 to Php10,000; Php45,000 funeral assistance for the death of a qualified dependent; and additional contribution of Php2 million to the Educational Trust Fund. Other provisions include increases in rice subsidy, per diem allowance and hospitalization benefits for dependents.

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

Pension and Retirement Benefits

Defined Contribution Plan

Smart and certain of its subsidiaries have a host defined contribution plan under which it recognizes an expense for contribution made to such plan in relation to services rendered by covered employees. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, such excess is recognized as a prepaid asset to the extent that the prepayment will lead to a reduction in future payments. When the expected future value of the plan assets is below the future expected value of the retirement benefits prescribed under R.A. 7641, otherwise known as “The Retirement Pay Law”, such deficit is accounted for similar to defined benefit accounting.

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

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimation of Pension Benefit Costs and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18 financial statements), net of past service cost and actuarial gains and losses not yet recognized, and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any unrecognized past service costs and actuarial gains and losses not yet recognized, and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Net consolidated pension benefit costs from continuing operations amounted to Php74 million and Php186 million for the years ended December 31, 2012 and 2010, respectively, and total consolidated pension benefit income amounted to Php82 million for the year ended December 31, 2011, while net consolidated pension benefit costs from discontinued operations amounted to Php53 million, Php44 million and Php50 million for the years ended December 31, 2012, 2011 and 2010, respectively. Unrecognized net actuarial losses from continuing operations amounted to Php6,554 million as at December 31, 2012, while that from discontinued operations amounted to Php18 million. Unrecognized net actuarial gains from continuing operations amounted to Php2,886 million as at December 31, 2011. The prepaid benefit costs from continuing operations amounted to Php7,864 million and Php5,654 million as at December 31, 2012 and 2011, respectively. The accrued benefit costs from continuing operations amounted to Php331 million and Php496 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php224 million as at December 31, 2012.

See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Share-based Payments and Employee Benefits to the accompanying audited consolidated financial statements in Item 18.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding ownership of shares of PLDT’s common stock as at February 28, 2013, of all shareholders known to us to beneficially own more than 5% of PLDT’s shares of common stock, or, collectively, our Major Shareholders. All shares of PLDT’s common stock have one vote per share. Our Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s common stock.

Title of Class	Name and Address of Record Owner and Relationship With Issuer	Place of Incorporation	Name of Beneficial Owner and Relationship with Record Owner	Number of Shares Held of Record		Percentage of Class

Common	Philippine Telecommunications Investment Corporation(1) 12th Floor Ramon Cojuangco Bldg. Makati Avenue, Makati City	Philippine Corporation	Same as Record Owner	26,034,263	(2)	12.05

Common	Metro Pacific Resources, Inc.(3) c/o Corporate Secretary 18th Floor, Liberty Center, 104 H. V. dela Costa St. Salcedo Village, Makati City	Philippine Corporation	Same as Record Owner	21,556,676	(2)	9.98

Common	NTT Communications Corporation(4) 1-1-6 Uchisaiwai-cho, 1-Chome Chiyoda-ku Tokyo 100-8019, Japan	Japanese Corporation	See Footnote (5)	12,633,487		5.85

Common	NTT DOCOMO, Inc.(6) 41st Floor, Sanno Park Tower 2-11-1 Nagata-cho, Chiyoda-ku Tokyo 100-6150, Japan	Japanese Corporation	See Footnote (5)	22,796,902	(7)	10.55

Common	PCD Nominee Corporation(8) 37/F Enterprise Building, Tower I Ayala Avenue cor. Paseo de Roxas St. Makati City	Philippine Corporation	See Footnote (8)	75,337,829		34.87

Common	J. P. Morgan Asset Holdings (HK) Limited(9) (various accounts) 20/F Chater House 8 Connaught Road Central, Hong Kong	HongKong Corporation	See Footnote (9)	45,202,784		20.92

Common	JG Summit Group(10) 42/F Robinson’s Equitable Tower ADB Avenue corner Poveda Road Ortigas Center, Pasig City	Philippine Corporation	See Footnote (10)	17,305,625		8.01

Common	Lazard Asset Management LLC(11) 30 Rockefeller Plaza, 59th Floor New York, NY 10112, U.S.A.	Delaware Corporation	See Footnote (11)	12,475,448		5.77

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

(2)

In addition to the 26,034,263 shares and 21,556,676 shares of PLDT common stock owned on record by PTIC and Metro Pacific Resources, Inc., or MPRI, respectively, both of which are Philippine affiliates of First Pacific, 7,653,703 ADS, whose underlying common shares represent approximately 3.54% of the outstanding common stock of PLDT are owned by non-Philippine wholly-owned subsidiaries of First Pacific, PTIC, MPRI and the non-Philippine wholly-owned subsidiaries of First Pacific (referred to herein as First Pacific Group), collectively owned 25.57% of the outstanding common stock of PLDT as at February 28, 2013.

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

(5)	In publicly available reports filed by NTT Communications and NTT DOCOMO, it is stated that because of NTT’s ownership of all the outstanding capital stock of NTT Communications and a majority of the common stock of NTT DOCOMO, NTT, NTT Communications and NTT DOCOMO may be considered to constitute a “group” within the meaning of Section 13(d)(3) of the U.S Securities Exchange Act of 1934, as amended. Therefore, each of them may be deemed to have beneficial ownership of the 43,963,642 shares in aggregate held by NTT Communications and NTT DOCOMO, which collectively represents 20.35% of the outstanding common stock of PLDT as at February 28, 2013.
(6)

Based on publicly available information, NTT DOCOMO, is a majority-owned and publicly traded subsidiary of NTT. Based on a certification signed by a duly authorized officer of NTT DOCOMO, Mr. Hajime Kii or Mr. Mutsuo Yamamoto, is authorized to execute for and on behalf of NTT DOCOMO, endorsements, transfers and other matters relating to the PLDT shares of common stock held by NTT DOCOMO.

(7)

In addition to the 22,796,902 common shares owned on record by NTT DOCOMO, NTT DOCOMO also owns 8,533,253 ADRs whose underlying common shares represent approximately 3.95% of the outstanding common stock of PLDT. The common shares and the underlying common shares of the ADS owned by NTT DOCOMO collectively represents 14.50% of the outstanding common stock of PLDT as at February 28, 2013.

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

This account also includes 17,305,625 shares beneficially owned by JG Summit Group. Please refer to footnote 10.

Based on available information, none of the owners of the PLDT common shares registered under the name of PCD, owned more than 5% of PLDT’s outstanding common stock as at February 28, 2013, except for JG Summit Group as provided above and The Hongkong and Shanghai Banking Corp. Ltd.–Clients, which owned approximately 13.84% of PLDT’s outstanding common stock as of such date. PLDT has no knowledge if any beneficial owner of the shares under The Hongkong and Shanghai Banking Corp. Ltd.–Clients owned more than 5% of PLDT’s outstanding common stock as at February 28, 2013.

(9)

JP Morgan Asset Holdings (HK) Limited holds shares as nominee of JPMorgan Chase Bank, successor depositary under the Common Stock Deposit Agreement, dated October 14, 1994, as amended on February 10, 2003, between JPMorgan Chase Bank and the holders of ADRs evidencing ADSs, representing shares of common stock of PLDT (the “Deposit Agreement”). Under the Deposit Agreement, if the depositary does not receive voting instructions from a holder of ADRs, such holder will be deemed to have instructed the depositary to provide a discretionary proxy to a person designated by PLDT for the purpose of exercising the voting rights pertaining to the shares of common stock underlying the ADS of such holder of ADR, except that no discretionary proxy will be given with respect to any matter as to which substantial opposition exists or which materially and adversely affects the rights of the holders of such ADRs.

This account also includes 8,533,253 shares of PLDT common stock underlying ADS beneficially owned by NTT DOCOMO, 7,653,703 shares of PLDT common stock underlying ADS beneficially owned by non-Philippine wholly-owned subsidiaries of First Pacific and 12,475,448 shares of PLDT common stock underlying ADSs beneficially owned by Lazard Asset Management LLC, or LAMLLC. Please refer to footnote 11.

(10)

The total shareholdings of JG Summit Group is 17,305,625 shares, of which 17,208,753 shares are beneficially owned by JGSHI., 86,723 shares are beneficially owned by Express Holdings, Inc., 10,148 shares are beneficially owned by Ms. Elizabeth Yu Gokongwei and 1 share is beneficially owned by Mr. James L. Go, all held on record by PCD Nominee Corporation, collectively representing 8.01% of the outstanding common stock of PLDT as at February 28, 2013. Based on a certification signed by a duly authorized officer of JGSHI, under the By Laws of JGSHI, each of the Chairman and Chief Executive Officer of JGSHI (Mr. James L. Go) and President and Chief Operating Officer of JGSHI (Mr. Lance Y. Gokongwei) is authorized to vote the 17,208,753 common shares of PLDT owned by JGSHI and to appoint and/or sign proxies in behalf of JGSHI in connection with the Annual Meeting.

(11)

According to the Schedule 13G/A of LAMLLC filed with the U.S. SEC on February 13, 2013, LAMLLC, as an investment adviser, beneficially owned 12,475,448 shares of PLDT common stock underlying ADSs representing 5.77% of the outstanding common stock of PLDT as at February 28, 2013.

As at February 28, 2013, approximately 81.52% of the outstanding capital stock of PLDT were registered in the names of Philippine persons.

The FP Parties had beneficial ownership of approximately 26% in our outstanding common stock as at February 28, 2013. This is the largest block of our common stock that is directly or indirectly under common ownership. As at February 28, 2013, NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of our outstanding common stock. As a result of the Shareholders Agreement, the Cooperation Agreement and their respective stockholdings, the FP Parties and/or, NTT Communications and/or NTT DOCOMO are able to influence our actions and corporate governance, including (i) elections of our directors; and (ii) approval of major corporate actions, which require the vote of common stockholders, among other things.

Related Party Transactions

For a detailed discussion of our material related party transactions, see Note 24 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18.

Except for the transactions discussed in Item 3. “Information on the Company – Recent Developments – Investments in PDRs of MediaQuest”, Item 10. “Additional Information – Approval and Issuance of Voting Preferred

Stock” and Note 24 – Related Party Transactions to the accompanying audited consolidated financial statements in Item 18, there were no other material related party transactions during the last three financial years, nor are there any material transactions currently proposed between PLDT and any: (i) director, officer, direct or indirect owner of 10% or more of the outstanding shares in PLDT; (ii) close family member of such director, officer or owner; (iii) associates of PLDT; (iv) enterprises controlling, controlled by or under common control with PLDT; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any director, officer or owner of 10% or more of the outstanding shares in PLDT or any close family member of such director, key officer or owner, or collectively, the Related Parties.

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

Matters Relating to Gamboa Case

In the Gamboa Case, the Supreme Court of the Philippines held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus, in the case of PLDT, only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)” (the “Decision”). The Decision of the Supreme Court reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60% to 40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution. Several Motions for Reconsideration of the Decision were filed by the parties.

While PLDT was not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

Nonetheless, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized preferred capital stock into preferred shares with full voting rights, or Voting Preferred Stock, and serial preferred shares without voting rights, and other conforming amendments, or the Amendments. The Amendments were approved by the stockholders of PLDT on March 22, 2012 and by the Philippine SEC on June 5, 2012.

On October 9, 2012, the Supreme Court denied with finality the Motions for Reconsideration filed by the parties to the Gamboa Case. On October 18, 2012 the Decision became final and executory.

On October 12, 2012, the Board of Directors approved the specific rights, terms and conditions of the Voting Preferred Stock and authorized the subscription and issuance thereof to BTFHI, a wholly-owned company of the BTF. On October 16, 2012, BTFHI subscribed for 150 million newly issued shares of Voting Preferred Shares at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of the Voting Preferred Shares, PLDT’s foreign ownership decreased from 58.4% of outstanding common stock as at October 15, 2012 to 34.5% of outstanding voting stocks (common stock and Voting Preferred Shares) as at October 16, 2012.

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

For more information, see Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18.

Dividend Distribution Policy

See Item 3. “Key Information – Dividends Declared” for a description of our dividend distribution policy, and Note 19 – Equity to the accompanying audited consolidated financial statements in Item 18 for tables that show dividends declared in 2012.

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

The public ownership level of PLDT common shares listed on the PSE as at December 31, 2012 is 53.89%.

For the period from January 1 to February 28, 2013, a total of 6.4 million shares of PLDT’s common capital stock were traded on the PSE. During the same period, the volume of trading was 2.3 million ADSs on the NYSE.

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel, see Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying audited consolidated financial statements in Item 18 for further discussion.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

As at February 28, 2013, 10,634 stockholders were Philippine persons and held approximately 43.02% of PLDT’s common capital stock. In addition, as at February 28, 2013, there were a total of approximately 46 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 318 holders.

High and low sales prices for PLDT’s common shares on the PSE and ADSs on the NYSE for each of the five most recent fiscal years, each full quarterly period during the two most recent fiscal years, and each month in the most recent six months were as follows:

	Philippine Stock Exchange		New York Stock Exchange
	High	Low	High		Low

2013
Two months	Php2,920.00	Php2,530.00	US$	71.86	US$	62.11
January	2,910.00	2,530.00		69.60		62.11
February	2,920.00	2,790.00		71.86		68.79
March (through March 22, 2013)	3,004.00	2,684.00		74.08		66.96

2012
First Quarter	2,886.00	2,542.00		67.50		58.46
Second Quarter	2,750.00	2,290.00		63.71		52.34
Third Quarter	2,940.00	2,670.00		69.44		62.47
Fourth Quarter	2,794.00	2,480.00		66.30		59.53
October	2,794.00	2,634.00		66.30		63.25
November	2,704.00	2,480.00		64.54		59.53
December	2,670.00	2,520.00		63.94		61.04

2011
First Quarter	2,550.00	1,990.00		58.80		46.08
Second Quarter	2,496.00	2,202.00		58.16		52.16
Third Quarter	2,434.00	2,096.00		58.68		47.90
Fourth Quarter	2,598.00	2,116.00		58.95		47.99

2010	2,764.00	2,320.00		64.35		50.04
2009	2,670.00	1,830.00		58.17		38.43
2008	3,175.00	1,810.00		76.72		36.05

Item 10.	Additional Information

Share Capital

Not applicable.

Articles of Incorporation and By-Laws

A summary of certain provisions of PLDT’s Articles of Incorporation and By-Laws and applicable Philippine laws as previously disclosed in our annual report on Form 20-F for the calendar year ended December 31, 2010, filed on March 30, 2011, is herein incorporated by reference.

Approval and Issuance of Voting Preferred Shares

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed for 150 million newly issued shares of Voting Preferred Shares at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2012. See Note 1 – Corporate Information and Note 26 – Provisions and Contingencies – Matters Relating to Gamboa Case to the accompanying audited consolidated financial statements in Item 18 for further discussion.

Redemption of Preferred Shares

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s 10% Cumulative Convertible Preferred Stock Series A to FF, and Series GG, which were issued pursuant to the PLDT SIP Preferred Shares and all such shares were redeemed and retired effective January 19, 2012 and August 30, 2012, respectively.

For a detailed description of the redemption of our preferred shares, see Note 19 – Equity – Redemption of Preferred Stock.

Material Contracts

Other than the contracts described in Item 4. “Information on the Company – Development Activities (2010-2012)” and Item 7. “Major Shareholders and Related Party Transactions,” we have not entered into any material contract that are not in the ordinary course of business within the two years preceding the date of this annual report.

Exchange Controls and Other Limitations Affecting Securities Holders

In Circular No. 1389 dated November 10, 1993, as amended by Circular No. 224 dated January 26, 2000, of the BSP, foreign investments in the shares of stock of Philippine companies listed in the PSE may be registered either with the BSP or with an investor’s designated custodian bank. The foreign investments in listed shares of stock, which are duly registered with the BSP or with a custodian bank duly designated by the foreign investor, are entitled to full and immediate capital repatriation and dividend and interest remittance privileges. Without the need to obtain prior BSP approval, commercial banks are authorized to sell and to remit the equivalent foreign exchange (at the exchange rate prevailing at the time of actual remittance) representing sales and divestment proceeds or dividends of a duly registered foreign equity investment upon presentation of a BSP Registration Document, or BSRD, together with other supporting documents. The BSRD is issued by the BSP or the custodian bank upon registration of the foreign investment and serves as the authority to repatriate such divestment and sales proceeds or remittance of cash dividends. Effective April 3, 2000, only pre-numbered BSRD forms, printed on BSP security paper may be used and issued as proof of registration of foreign investments in accordance with existing BSP rules. The remitting commercial bank must submit to the BSP a statement of remittance together with the supporting documents within two banking days from date of actual remittance. Foreign investments not duly registered with the BSP or with the investor’s designated custodian bank are not entitled to repatriation and remittance privileges through the banking system except capital repatriation or dividend remittance of direct foreign equity investments made prior to March 15, 1973 when BSP registration was not yet required. The BSP should be notified of the transfer of sale of foreign investments in equity or securities already registered with the BSP, in order that the registration of the foreign investment may be transferred in the name of the transferee or purchaser.

Cash dividends on PLDT’s stock are paid in Philippine peso, except dividends on the Series VI Convertible Preferred Stock, which were paid in U.S. dollars. PLDT’s Transfer Agent for its common stock, The Hong Kong and Shanghai Banking Corporation, which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2012, approximately 88% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 19 –Equity and Note 20 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18.

Principal of and interest on PLDT’s 8.35% Notes due March 2017 are payable in U.S. dollars which may be paid through the local banking system either pursuant to the registration of such Notes with the BSP or otherwise pursuant to specific BSP approval of such payment. Such principal and interest may also be paid utilizing PLDT’s own dollar resources without necessity of BSP approval. The BSP, with the approval of the President of the Philippines, may, however, restrict the availability of foreign exchange during an exchange crisis, when an exchange crisis is imminent, or in times of national emergency.

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

If the holder of Common Stock is a non-resident foreign partnership, which is treated as a corporation for Philippine tax purposes, dividends on the Common Stock should be subject to a final withholding tax of 30% effective January 1, 2009. Cede & Co., the partnership nominee of Depository Trust Company, should qualify as a non-resident foreign partnership that would be treated as a corporation for Philippine tax purposes.

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

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 1/2 of 1% of the gross selling price. This tax is required to be collected and paid to the government by the selling stockbroker on behalf of his client. In a letter from the BIR dated December 28, 2010 and addressed to the SEC, the BIR sets out the policy that, for tax purposes: (i) listed companies should continually maintain, if not surpass, their initial public ownership requirement (the “MPO”) in order to continually enjoy the preferential tax rate of 1/2 of 1% of the gross selling price of gross value on money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 5%/10% capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. On November 7, 2012, the BIR issued Revenue Regulations No. 16-2012 prescribing the tax treatment of sales, barters, exchanges or other dispositions of shares of stock of publicly-listed companies that do not meet the MPO. The salient provisions of such BIR issuance are as follows: (i) publicly-listed companies which are not compliant with the MPO level will be allowed up to December 31, 2012 to comply; (ii) from and after January 1, 2013, the sale barter, transfer or assignment of shares of stock of publicly-listed companies which is not compliant with the MPO shall be subject to the 5%/10% capital gains tax; and (iii) listed companies are required to submit to the BIR certain reportorial requirements to enable the BIR to monitor compliance with the MPO requirement.

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

Documentary Stamp Taxes

The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of Php0.75 on each Php200, or fractional part thereof, of the par value of the shares. The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines. The sale, barter, transfer or exchange of shares of stock of a Philippine Corporation which is listed and traded through the facilities of the Philippine Stock Exchange is exempt from the document stamp tax. However, Revenue Regulations No. 16-2012 provides that transfers of shares of stock of publicly-listed companies which are not compliant with the MPO requirement shall be subject to documentary stamp tax.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a United States Holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate United States Holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that, in the case of Common Stock or ADSs you hold the Common Stock or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the Common Stock or ADSs generally will be qualified dividend income.

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

Subject to certain limitations, the Philippine tax withheld in accordance with the Philippines-United States Tax Treaty and paid over to the Philippines will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential rates applicable to long-term capital gains.

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

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial liabilities are not reviewed in a timely manner and that our working capital requirements and planned capital expenditures are not met.

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

We have undrawn credit facilities amounting to Php3,633 million as at December 31, 2012 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php37,161 million and Php574 million, respectively, as at December 31, 2012. See Note 15 – Cash and Cash Equivalents to the accompanying audited consolidated financial statements in Item 18.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2012 and 2011:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2012
Cash equivalents	31,550	31,550	—	—	—
Loans and receivables:	38,887	37,608	686	453	140
Advances and other noncurrent assets	8,989	7,915	686	248	140
Short-term investments	24	24	—	—	—
Investment in debt securities and other long-term investments	205	—	—	205	—
Retail subscribers	10,568	10,568	—	—	—
Corporate subscribers	8,100	8,100	—	—	—
Foreign administrations	4,960	4,960	—	—	—
Domestic carriers	1,707	1,707	—	—	—
Dealers, agents and others	4,334	4,334	—	—	—
HTM investments:	150	150	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—
Financial instruments at FVPL:	550	550	—	—	—
Short-term investments	550	550	—	—	—
Available-for-sale financial investments	5,651	—	—	—	5,651

Total	76,788	69,858	686	453	5,791

December 31, 2011
Cash equivalents	41,420	41,420	—	—	—
Loans and receivables:	32,206	31,059	899	201	47
Advances and other noncurrent assets	1,165	18	899	201	47
Short-term investments	24	24	—	—	—
Retail subscribers	11,302	11,302	—	—	—
Corporate subscribers	9,200	9,200	—	—	—
Foreign administrations	4,961	4,961	—	—	—
Domestic carriers	1,323	1,323	—	—	—
Dealers, agents and others	4,231	4,231	—	—	—
HTM investments:	508	358	150	—	—
Investment in debt securities and other long-term investments	508	358	150	—	—
Financial instruments at FVPL:	534	534	—	—	—
Short-term investments	534	534	—	—	—
Available-for-sale financial investments	7,181	—	—	—	7,181

Total	81,849	73,371	1,049	201	7,228

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2012 and 2011:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2012
Debt(1):	144,467	3,981	56,353	48,417	35,716
Principal	117,115	3,641	41,469	42,492	29,513
Interest	27,352	340	14,884	5,925	6,203
Lease obligations:	13,655	7,059	3,641	1,832	1,123
Operating lease	13,634	7,057	3,623	1,831	1,123
Finance lease	21	2	18	1	—
Unconditional purchase obligations(2)	413	167	246	—	—
Other obligations:	106,779	81,730	12,505	10,515	2,029
Derivative financial liabilities(3):	3,507	418	871	2,218	—
Long-term currency swap	2,968	—	770	2,198	—
Equity forward sale contract	348	348	—	—	—
Interest rate swap	191	70	101	20	—
Various trade and other obligations:	103,272	81,312	11,634	8,297	2,029
Suppliers and contractors	45,331	26,128	10,942	8,261	—
Utilities and related expenses	31,305	31,098	202	5	—
Liability from redemption of preferred shares	7,884	7,884	—	—	—
Employee benefits	6,775	6,775	—	—	—
Customers’ deposits	2,529	—	469	31	2,029
Carriers	2,007	2,007	—	—	—
Dividends	827	827	—	—	—
Others	6,614	6,593	21	—	—

Total contractual obligations	265,314	92,937	72,745	60,764	38,868

December 31, 2011
Debt(1):	142,271	16,378	62,213	39,476	24,204
Principal	119,410	15,348	48,141	33,971	21,950
Interest	22,861	1,030	14,072	5,505	2,254
Lease obligations:	17,826	6,352	5,324	2,998	3,152
Operating lease	17,810	6,349	5,317	2,992	3,152
Finance lease	16	3	7	6	—
Unconditional purchase obligations(2)	674	279	263	132	—
Other obligations:	91,828	66,223	14,976	7,072	3,557
Derivative financial liabilities(3):	3,789	589	1,026	701	1,473
Long-term currency swap	3,552	500	907	673	1,472
Interest rate swap	237	89	119	28	1
Various trade and other obligations:	88,039	65,634	13,950	6,371	2,084
Suppliers and contractors	45,604	25,476	13,761	6,367	—
Utilities and related expenses	23,839	23,834	5	—	—
Employee benefits	4,452	4,452	—	—	—
Dividends	2,583	2,583	—	—	—
Customers’ deposits	2,272	—	184	4	2,084
Carriers	1,642	1,642	—	—	—
Others	7,647	7,647	—	—	—

Total contractual obligations	252,599	89,232	82,776	49,678	30,913

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.
(2)

Based on the Amended ATPA with AIL. See Note 24 — Related Party Transactions — Air Time Purchase Agreement between PLDT and AIL Related Party Agreements to the accompanying audited consolidated financial statements in Item 18 financial statements.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements in Item 18 financial statements for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Within one year	7,136	6,423
After one year but not more than five years	5,375	8,235
More than five years	1,123	3,152

	13,634	17,810

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases to the accompanying audited consolidated financial statements in Item 18 financial statements for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements to the accompanying audited consolidated financial statements in Item 18 financial statements for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php413 million and Php674 million as at December 31, 2012 and 2011, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php103,272 million and Php88,039 million as at December 31, 2012 and 2011, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities to the accompanying audited consolidated financial statements in Item 18 financial statements for further details.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php342 million and Php913 million as at December 31, 2012 and 2011, respectively. These commitments will expire within one year.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instruments will fluctuate because of changes in foreign exchange rates.

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

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative conversion adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2012 and 2011:

	2012		2011
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	5	205	—	—
Advances and other noncurrent assets	1	28	2	83

Total noncurrent financial assets	6	233	2	83

Current Financial Assets
Cash and cash equivalents	128	5,267	165	7,248
Short-term investments	14	562	12	540
Trade and other receivables – net	179	7,360	215	9,445
Derivative financial assets	—	—	8	366

Total current financial assets	321	13,189	400	17,599

Total Financial Assets	327	13,422	402	17,682

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,058	43,442	906	39,806
Derivative financial liabilities	68	2,802	51	2,235

Total noncurrent financial liabilities	1,126	46,244	957	42,041

Current Financial Liabilities
Accounts payable	165	6,762	198	8,688
Accrued expenses and other current liabilities	166	6,832	129	5,677
Current portion of interest-bearing financial liabilities	221	9,065	349	15,328
Derivative financial liabilities	2	70	21	924

Total current financial liabilities	554	22,729	697	30,617

Total Financial Liabilities	1,680	68,973	1,654	72,658

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php41.08 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2012.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php43.92 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2011.

As at March 22, 2013, the Philippine peso-U.S. dollar exchange rate was Php40.82 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php352 million as at December 31, 2012.

Approximately 45% and 47% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2012 and 2011, respectively. Consolidated foreign currency-denominated debt decreased to Php52,298 million as at December 31, 2012 from Php54,877 million as at December 31, 2011. See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying audited consolidated financial statements in Item 18 financial statements for further details. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts were US$202 million and US$262 million as at December 31, 2012 and December 31, 2011, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 38% (or 33%, net of our consolidated U.S. dollar cash balances) and 37% (or 30%, net of our consolidated U.S. dollar cash balances) as at December 31, 2012 and 2011, respectively.

Approximately, 27% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2012 as compared with approximately 30% each for the years ended December 31, 2011 and 2010. Our consolidated expenses denominated in U.S. dollars and/or linked to U.S. dollars was approximately 16% for the year ended December 31, 2012 as compared with approximately 17% to 19% for the years ended December 31, 2011 and 2010, respectively. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.

The Philippine peso appreciated by 6.47% against the U.S. dollar to Php41.08 to US$1.00 as at December 31, 2012 from Php43.92 to US$1.00 as at December 31, 2011. As at December 31, 2011, the Philippine peso had depreciated by 0.25% against the U.S. dollar to Php43.92 to US$1.00 from Php43.81 to US$1.00 as at December 31, 2010. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php3,282 million and Php1,850 million for the years ended December 31, 2012 and 2011, respectively, while we recognized net consolidated foreign exchange losses of Php735 million for the year ended December 31, 2011. See Note 4 – Operating Segment Information to the accompanying audited consolidated financial statements in Item 18 financial statements for further details.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until our next reporting date of March 31, 2013. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 1.16% as compared to the exchange rate of Php41.08 to US$1.00 as at December 31, 2012. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 1.16% as at December 31, 2012, with all other variables held constant, profit after tax for the year ended 2012 would have been approximately Php380 million higher/lower and our consolidated stockholders’ equity as at year end 2012 would have been approximately Php376 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2012 and 2011. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2012

	In U.S. Dollars							Discount/ Debt		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	—	—	5	—	5	205	—	205	5	219
Interest rate	—	—	—	4.0000%	—	—	—	—	—	—	—
Philippine Peso	4	—	—	—	—	4	150	—	150	4	154
Interest rate	7.0000%		—		—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	37	—	—	—	—	37	1,529	—	1,529	37	1,529
Interest rate	0.0100% to 0.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	84	—	—	—	—	84	3,445	—	3,445	84	3,445
Interest rate	0.1000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	4	—	—	—	—	4	161	—	161	4	161
Interest rate	0.0100% to 0.7500%	—	—	—	—	—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar	74	—	—	—	—	74	3,062	—	3,062	74	3,062
Interest rate	0.2500% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	694	—	—	—	—	694	28,488	—	28,488	694	28,488
Interest rate	1.1250% to 5.0000%	—	—	—	—	—	—	—	—	—	—

Short-term Investments
U.S. Dollar	14	—	—	—	—	14	557	—	557	14	557
Interest rate	9.1730%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	17	—	17	—	17
Interest rate	3.0000%	—	—	—	—	—	—	—	—	—	—

	911	—	—	5	—	916	37,614	—	37,614	916	37,632

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	234	—	234	9,623	79	9,544	283	11,644
Interest rate	—	—	—	8.3500%	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	337	23	32	9	406	16,674	1,143	15,531	410	16,843
Interest rate	3.7900%	1.9000% to 3.9550%	1.9000% to 3.9550%	1.9000% to 3.9550%	3.9550%	—	—	—	—	—	—
Philippine Peso	—	35	132	522	686	1,375	56,469	45	56,424	1,475	60,576
Interest rate	—	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	27	312	127	175	23	664	27,278	55	27,223	664	27,278
Interest rate	0.4000% to 0.5000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	1.8000% over LIBOR	—	—	—	—	—	—
Philippine Peso	55	45	—	72	—	172	7,071	1	7,070	172	7,071
Interest rate	PHP PDST-F + 0.3000%	PHP PDST-F + 0.3000%	—	BSP overnight rate + 0.3000% to 0.5000%	—	—	—	—	—	—	—

	87	729	282	1,035	718	2,851	117,115	1,323	115,792	3,004	123,412

As at December 31, 2011

	In U.S. Dollars							Discount/ Debt		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
Philippine Peso	8	4	—	—	—	12	508	—	508	12	516
Interest rate	6.8750%	7.0000%	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	14	—	—	—	—	14	626	—	626	14	626
Interest rate	0.0100% to 0.7663%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	66	—	—	—	—	66	2,886	—	2,886	66	2,886
Interest rate	0.0100% to 3.1500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	5	—	—	—	—	5	218	—	218	5	218
Interest rate	0.0100% to 2.0000%	—	—	—	—	—	—	—	—	—	—

Temporary Cash Investments
U.S. Dollar	133	—	—	—	—	133	5,824	—	5,824	133	5,824
Interest rate	0.2500% to 1.7000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	810	—	—	—	—	810	35,596	—	35,596	810	35,596
Interest rate	1.0000% to 4.8750%	—	—	—	—	—	—	—	—	—	—

Short-term Investments
U.S. Dollar	12	—	—	—	—	12	540	—	540	12	540
Interest rate	3.1020%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	18	—	18	—	18
Interest rate	3.5000%	—	—	—	—	—	—	—	—	—	—

	1,048	4	—	—	—	1,052	46,216	—	46,216	1,052	46,224

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	146	—	—	—	234	380	16,691	124	16,567	427	18,740
Interest rate	11.3750%	—	—	—	8.3500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	—	53	302	28	21	404	17,738	1,900	15,838	359	15,770
Interest rate	—	2.9900% to 3.9550%	2.2500% to 3.9550%	2.9900% to 3.9550%	3.9550%	—	—	—	—	—	—
Philippine Peso	121	137	122	590	187	1,157	50,818	38	50,780	1,194	52,454
Interest rate	5.6250% to 6.5708%	5.4692% to 8.4346%	5.4692% to 9.1038%	5.4963% to 9.1038%	5.4963% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	11	242	73	94	58	478	20,996	71	20,925	476	20,925
Interest rate	US$ LIBOR + 0.7500%	US$ LIBOR + 0.3000% to 1.8500%	US$ LIBOR + 0.3000% to 1.8500%	US$ LIBOR + 0.3000% to 1.8000%	US$ LIBOR + 0.3000% to 1.8000%	—	—	—	—	—	—
Philippine Peso	1	147	20	61	—	229	10,059	3	10,056	229	10,056
Interest rate	PDST-F + 1.3750%	PDST-F + 0.3000%	PDST-F + 0.3000%	BSP overnight rate + 0.3000% to 0.5000%	—	—	—	—	—	—	—

Short-term Debt
Notes Payable
U.S. Dollar	35	—	—	—	—	35	1,537	—	1,537	35	1,537
Interest rate	Bank’s prime rate	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,572	—	1,572	36	1,572
Interest rate	4.0000%	—	—	—	—	—	—	—	—	—	—

	350	579	517	773	500	2,719	119,411	2,136	117,275	2,756	121,054

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2013. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 10 basis points higher/lower, respectively, as compared to levels as at December 31, 2012. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2012, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2012 would have been approximately Php11 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 10 basis points higher/lower as compared to market levels as at December 31, 2012, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2012 would have been approximately Php28 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2012 and 2011:

	2012			2011
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	37,161	528	36,633	46,057	574	45,483
Loans and receivables:
Advances and other noncurrent assets	8,877	12	8,865	1,165	13	1,152
Short-term investments	24	—	24	24	—	24
Investment in debt securities and other long-term investments	205	—	205	—	—	—
Foreign administrations	4,861	—	4,861	4,762	69	4,693
Retail subscribers	4,079	27	4,052	4,038	63	3,975
Corporate subscribers	1,963	246	1,717	2,708	213	2,495
Domestic carriers	1,601	—	1,601	1,212	—	1,212
Dealers, agents and others	3,875	31	3,844	3,525	28	3,497
HTM investments:
Investment in debt securities and other long-term investments	150	—	150	508	—	508
Available-for-sale financial investments	5,651	—	5,651	7,181	—	7,181
Financial instruments at FVPL:
Short-term investments	550	—	550	534	—	534
Long-term currency swap	—	—	—	356	—	356
Derivatives used for hedging:
Forward foreign exchange contracts	—	—	—	10	—	10

Total	68,997	844	68,153	72,080	960	71,120

*	Includes bank insurance, security deposits and customer deposits.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2012 and 2011:

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2012
Cash and cash equivalents	37,161	34,381	2,780	—	—
Loans and receivables:
Advances and other noncurrent assets	8,989	8,848	3	26	112
Short-term investments	24	24	—	—	—
Investment in debt securities and other long-term investments	205	205	—	—	—
Retail subscribers	10,568	967	989	2,123	6,489
Corporate subscribers	8,100	478	540	945	6,137
Foreign administrations	4,960	1,043	923	2,895	99
Domestic carriers	1,707	266	27	1,308	106
Dealers, agents and others	4,334	1,498	1,420	957	459
HTM investments:
Investment in debt securities and other long-term investments	150	150	—	—	—
Available-for-sale financial investments	5,651	159	5,492	—	—
Financial instruments at FVPL(3):
Short-term investments	550	550	—	—	—

Total	82,399	48,569	12,174	8,254	13,402

December 31, 2011
Cash and cash equivalents	46,057	44,885	1,172	—	—
Loans and receivables:
Advances and other noncurrent assets	1,165	1,128	37	—	—
Short-term investments	24	24	—	—	—
Retail subscribers	11,302	1,449	1,050	1,539	7,264
Corporate subscribers	9,200	974	375	1,359	6,492
Foreign administrations	4,961	1,309	1,242	2,211	199
Domestic carriers	1,323	215	24	973	111
Dealers, agents and others	4,231	1,705	1,217	603	706
HTM investments:
Investment in debt securities and other long-term investments	508	508	—	—	—
Available-for-sale financial investments	7,181	150	7,031	—	—
Financial instruments at FVPL(3):
Short-term investments	534	534	—	—	—
Long-term currency swap	356	356	—	—	—
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	—	—	—

Total	86,852	53,247	12,148	6,685	14,772

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

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2012 and 2011 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2012
Cash and cash equivalents	37,161	37,161	—	—	—	—
Loans and receivables:
Advances and other noncurrent assets	8,989	8,851	—	—	26	112
Short-term investments	24	24	—	—	—	—
Investment in debt securities and other long-term investments	205	205	—	—	—	—
Retail subscribers	10,568	1,956	1,363	270	490	6,489
Corporate subscribers	8,100	1,018	351	198	396	6,137
Foreign administrations	4,960	1,966	645	452	1,798	99
Domestic carriers	1,707	293	174	144	990	106
Dealers, agents and others	4,334	2,918	484	15	458	459
HTM investments:
Investment in debt securities and other long-term investments	150	150	—	—	—	—
Available-for-sale financial investments	5,651	5,651	—	—	—	—
Financial instruments at FVPL:
Short-term investments	550	550	—	—	—	—

Total	82,399	60,743	3,017	1,079	4,158	13,402

December 31, 2011
Cash and cash equivalents	46,057	46,057	—	—	—	—
Loans and receivables:
Advances and other noncurrent assets	1,165	1,165	—	—	—	—
Short-term investments	24	24	—	—	—	—
Retail subscribers	11,302	2,499	1,202	226	111	7,264
Corporate subscribers	9,200	1,349	706	263	390	6,492
Foreign administrations	4,961	2,551	897	282	1,032	199
Domestic carriers	1,323	239	100	98	775	111
Dealers, agents and others	4,231	2,922	182	199	222	706
HTM investments:
Investment in debt securities and other long-term investments	508	508	—	—	—	—
Available-for-sale financial investments	7,181	7,181	—	—	—	—
Financial instruments at FVPL:
Short-term investments	534	534	—	—	—	—
Long-term currency swap	356	356	—	—	—	—
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	—	—	—	—

Total	86,852	65,395	3,087	1,068	2,530	14,772

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

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. We also recognize an impairment for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

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

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core EPS. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We did not buy back any shares of common stock in 2012.

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

The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2012 and 2011:

	2012	2011
	(in million pesos)
Long-term debt, including current portion	115,792	114,166
Notes payable	—	3,109

Total consolidated debt	115,792	117,275
Cash and cash equivalents	(37,161)	(46,057)
Short-term investments	(574)	(558)

Net consolidated debt	78,057	70,660

Equity attributable to equity holders of PLDT	149,060	151,833

Net consolidated debt to equity ratio	52%	47%

Item 12.	Description of Securities Other than Equity Securities

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program. The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that the depositary has agreed to reimburse and the amounts reimbursable for the year ended December 31, 2012:

Category of Expenses	Amount Reimbursed for

Investor relations and investor event fees	US$	565,618.89
Legal and accounting fees incurred in connection with the preparation of Form 20-F, ongoing SEC compliance and listing requirements		45,000.00
Listing fees		74,000.00

Total	US$	684,618.89

As part of its service to PLDT, the depositary has agreed to waive US$150,000 per year in annual maintenance fees for the administration of the ADR program and absorb up to US$50,000 per year of the depositary’s out-of-pocket expenses. Of the total reimbursable expenses of US$684,619, only US$5,859 was reimbursed as at December 31, 2012.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2012. Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2012.

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed and implemented under the supervision of our principal executive officers and principal finance officers, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the PLDT Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the PLDT Group are being made only in accordance with authorizations of our management and board of directors; and (iii) provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has determined that the internal control over financial reporting of the PLDT Group was effective as of December 31, 2012.

We reviewed the results of management’s assessment with the Audit Committee of the Board of Directors.

SGV, a member practice of the Ernst & Young Global, an independent registered public accounting firm, has audited our consolidated financial statements included in this annual report and has issued an attestation report on our internal control over financial reporting as at December 31, 2012. This attestation report is dated March 25, 2013 and is set forth in Item 18 “Financial Statements”.

Changes in Internal Control Over Financial Reporting. During 2012, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that currently none of the members of the Audit Committee is an audit committee financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Because our board of directors believes that the audit committee members along with its advisors, possess sufficient financial knowledge and experience, our board of directors has not separately appointed an audit committee member who qualifies as an audit committee financial expert. Our board of directors has appointed Ms. Corazon de la Paz-Bernardo, a former member of our board of directors, as Audit Committee advisor to render advice on complex financial reporting or accounting issues that may be raised in our Audit Committee’s evaluation of our financial statements and other related matters. Formerly the Chairman and a Senior Partner of Joaquin Cunanan & Co., now Isla Lipana & Co., and a member firm of PricewaterhouseCoopers Worldwide, Ms. Corazon de la Paz-Bernardo is a certified public accountant and possesses in-depth knowledge of accounting principles (including IFRS), internal controls and procedures for financial reporting and audit committee functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

Item 16B. Code of Business Conduct and Ethics

PLDT has long committed itself to very high standards of corporate performance in order to achieve sustained growth and profitability and create value for its shareholders and stakeholders. It is a commitment that, in turn, demands adherence to the highest corporate governance standards and practices. In as much as PLDT is a public company and its common shares are listed in the PSE, while its American Depositary Shares are listed in the New York Stock Exchange, PLDT finds itself in the unique position of being the only telecommunication company in the Philippines that is subject to, and must comply with, the corporate governance requirements of both the Philippines and the United States. These requirements are set forth under various laws, rules, and regulatory issuances, including the Philippine Revised Code of Corporate Governance, the PSE Corporate Governance Guidelines, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act and the New York Stock Exchange Listing Rules. In addition, PLDT as an associated company of First Pacific Company Ltd., which is listed in the Hong Kong Stock Exchange, also looks to the corporate governance standards of Hong Kong for guidance and benchmarking purposes.

PLDT continues to benchmark against recognized international best practices and monitor developments in corporate governance in order to elevate the Company’s Corporate Governance or CG structures, processes, and practices to global standards. Most importantly, it is endeavoring to venture beyond compliance and promote an ethical corporate culture guided by the principles of accountability, integrity, fairness and transparency.

A.	Code of Ethics and Other Policies

The Code of Ethics was approved by the Board on March 30, 2004 and subsequently updated on July 11, 2006. The Code of Ethics sets out the Company’s business principles and values and aims to promote a culture of good corporate governance. It provides standards that govern and guide all business relationships of PLDT, its directors, officers and employees, especially with respect to the following:

•	Compliance with applicable laws, rules and regulations, including anti-graft and anti-corruption laws;

•	Ethical handling of conflicts of interest, corporate opportunities and confidential information;

•	Protection and proper use of company assets;

•	Fair dealing with employees, customers, service providers, suppliers, and competitors;

•	Compliance with reporting and disclosure obligations to the relevant regulators and to investors;

•	Compliance with disclosure and financial reporting controls and procedures;

•	Assessment and management of risks involved in business endeavors; and

•	Adoption of international best practices of good corporate governance in the conduct of the Company’s business.

As part of Board oversight, the Company’s corporate governance policies, including their implementation, are reviewed every two (2) years to ensure that they continue to be compliant, appropriate and effective. The review of the Code of Ethics was conducted and reported to the GNC in October 2012.

Other policies

The Company also has other policies adopted by the Board to provide both general and specific guidelines that complement the Code of Ethics.

(a)	CG Manual – The PLDT CG Manual was approved and adopted by the Board of Directors on March 26, 2010 pursuant to SEC Memorandum Circular No. 6 Series of 2009 or the Revised Code of Corporate Governance. It supersedes the CG Manual approved and adopted on September 24, 2002, as amended on March 30, 2004 and January 30, 2007. The CG Manual sets forth the fundamental framework on corporate governance. Together with our Articles of Incorporation and By-Laws, it sets our CG structures which establish responsibilities, confer the necessary authority and provide adequate resources for the execution of such responsibilities.

In compliance with the Revised Code of Corporate Governance of the Philippine SEC and consistent with the relevant provisions of the SRC and Corporation Code of the Philippines, PLDT’s CG Manual covers the following key areas:

•	the composition of the Board of Directors as well as the qualifications and grounds for disqualification for directorship;

•

the requirement that at least 20% of the membership of the Board of Directors, and in no case less than two members, must be independent directors and the standards/criteria for the determination of independent directors;

•	the duties and responsibilities of the Board of Directors and the individual directors;

•

the manner of conduct of Board meetings including the requirement to have an independent director present in every meeting to promote transparency and the need to have an executive session for non-executive and independent directors;

•

establishment of board committees, specifically, the Audit Committee, ECC, and the GNC, including the composition and the principal duties and responsibilities of such committees, as well as the requirement for each board committee to have its own charter;

•	the role of the Chairman as the leader of the Board and as the prime mover in ensuring compliance with, and the performance of, corporate governance policies and practices;

•

the role of the President/CEO in ensuring that the Company’s business affairs are managed in a sound and prudent manner and that operational, financial and internal controls are adequate and effective to ensure reliability and integrity of financial and operational information, effectiveness and efficiency of operations, safeguarding of assets and compliance with laws, rules, regulations and contracts;

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

•

the duty of the Board of Directors to promote and uphold stockholders’ rights, such as, the right to vote, pre-emptive right, the right to inspect corporate books and records, the right to timely receive relevant information, the right to dividends, and the appraisal right;

•

the requirement for the Board to explore and implement steps to reduce excessive or unnecessary costs that impede stockholders’ participation and to act with transparency and fairness at the annual and special stockholders’ meetings;

•

the Company’s undertaking to disclose material information promptly and accurately, as well as the imposition of reasonable rules regarding the treatment and handling of material non-public information; and

•	the establishment of an appropriate evaluation system for purposes of monitoring and assessing compliance with the CG Manual and other applicable laws and administrative issuances.

The Company also has other policies adopted by the Board to provide both general and specific guidelines that complement the Code of Ethics.

a.	Conflict of Interest Policy approved on October 24, 2005. This policy aims to ensure that work-related actions of PLDT’s directors, officers, employees and consultants are based on sound business principles and judgment devoid of bias or partiality. It enjoins all employees to be aware of the possibility of such bias and partiality in dealings with various entities or individuals in the course of or in relation to their work. The policy likewise mandates that employees who find themselves in a possible conflict of interest situation should promptly disclose the matter to the relevant authorities. If warranted, the employee concerned should also obtain appropriate approvals and inhibit himself from any action, transaction or decision involving an existing or potential conflict of interest.

b.	Policy on Gifts, Entertainment and Sponsored Travel approved on January 31, 2006. This policy provides safeguards so that the custom of giving gifts is handled in accordance with the principles of integrity, accountability, fairness, and transparency. It aims to prevent the occurrence of situations or actions that could significantly affect objective, independent or effective performance of an employee’s duties. Specifically, it prohibits the solicitation of gifts, sponsored travel, and entertainment from third parties. Receipt and acceptance of gifts voluntarily given by such third parties are handled according to this policy as well.

c.	Supplier/Contractor Relations Policy approved on January 31, 2006. This policy seeks to ensure that the Company upholds the highest professional standards in business practices and ethics in its dealings with suppliers and contractors in the procurement of goods and services. The policy also seeks to maintain PLDT’s reputation for equal opportunity and honest treatment of suppliers in all business transactions. It establishes clear rules for arm’s length transactions and fair treatment of prospective and existing suppliers with the objective of always obtaining the best value for the Company. The policy specifically adopts the processes of vendor accreditation and competitive bidding as the general rule and established practices to ensure that contracts are awarded only to qualified and duly-accredited suppliers and vendors who offer the best value for money for PLDT’s requirements.

d.	Policy on Employee Disclosure on Violations of the Corporate Governance Rules, Questionable Accounting or Auditing Matters, and Offenses covered by PLDT’s Table of Penalties (or the Expanded Whistleblowing Policy) approved on May 9, 2006. This policy provides guidelines on handling employee disclosure or complaints of violation of rules pertaining to the aforestated matters, protects whistleblowers from retaliation and ensures confidentiality and fairness in the handling of a disclosure or complaint.

Detailed implementing guidelines are likewise issued for the said policies to ensure their wide observance. All these policies and rules (collectively, the “Corporate Governance Rules” or “CG Rules”) are periodically reviewed to ensure that they are appropriate for PLDT, keep pace with comparable and applicable global best practices, and are compliant with the requirements of the Philippine and US SEC and NYSE corporate governance rules, as may be appropriate and applicable.

To access the Code of Ethics, the CG Manual or information on how PLDT’s corporate governance practices and those required of U.S. listed companies under NYSE Section 303A.11 differ, please refer to:

http://www.pldt.com.ph/governance/about/Documents/27623c20007849698da4df57179ec70dPLDT_

Code_of_Business_Conduct_and_Ethics.pdf

http://www.pldt.com.ph/governance/about/Documents/22336f71c88c495793d15575c2addffcpldtcorpgov_manual.pdf

http://www.pldt.com.ph/governance/about/Documents/f7933d17962d4b2c942e50ba4980f21bpldtdisclosure.pdf

PLDT’s subsidiaries and their respective subsidiaries have also adopted corporate governance rules and policies similar in substance and form to PLDT’s CG Rules, as well as appointed their respective corporate governance officers.

Pursuant to the Conflict of Interest Policy, PLDT officers, executives and employees are required to submit Conflict of Interest Disclosures. If a transaction is affected by conflict of interest, it is subject to approval by the appropriate approving authorities and the conflicted director, officer, executive or employee is prohibited from participating in any activity related to the said transaction. PLDT is progressively institutionalizing the practice of timely and transparent disclosures down to the level of rank and file employees. PLDT’s suppliers, vendors and contractors are also required to make prompt disclosures with respect to relationships and affiliations that they or their personnel may have with respect to PLDT directors, officers, executives and employees.

PLDT’s Expanded Whistleblowing Policy facilitates the anonymous reporting of violations of CG Rules, accounting and auditing rules and regulations or the PLDT Personnel Manual. PLDT maintains a Whistleblowing Hotline and other reporting facilities, such as a dedicated electronic mailbox, post office box, and facsimile transmission system. All employees and stakeholders who come forward in good faith, regardless of rank or status, to report any of the violations mentioned above or any act that may be considered as contrary to the Company’s values of accountability, integrity, fairness, and transparency may submit a complaint or disclosure on such violations to the CGO, which is headed by the Chief Governance Officer. Upon receipt of a report, complaint or disclosure by the CGO, a preliminary evaluation is conducted to determine the veracity and plausibility of the allegations contained in the complaint or report, as well as the appropriate investigating unit to which the case shall be assigned for further action as may be deemed appropriate. The CGO monitors the developments in the cases reported and ensures appropriate reporting to the Audit Committee, the GNC, and any other relevant committee, body or authority on the results of the investigations and the prompt referrals of findings to the units concerned. The Company’s committees on officer or employee discipline, as the case may be, are responsible for evaluating and approving the appropriate disciplinary action against erring officers and employees. In all processes and activities related to a whistleblowing complaint or disclosure, utmost confidentiality is observed in order to ensure the integrity of the process and/or protect the parties, employees or offices who may be involved. By way of an added feedback mechanism for whistleblowers and for transparency, a brief bulletin describing in general terms the cases handled and their status is made available in the Company website.

In line with all of these, PLDT has incorporated corporate governance standards in the performance evaluation of employees and has included violations of CG Rules as cause for disqualification in being awarded incentives and rewards in its Policy on Employee Qualification for Incentives and Rewards and any long term incentive plan in place for executives and officers.

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

Further information on PLDT’s Code of Ethics, CG Manual and the Charters of the Board Committees are available on the Company website. PLDT maintains a website at www.pldt.com.ph on which reports filed by the Company and other information may be accessed. The Company has undertaken to provide a copy, without charge, to any person requesting for a copy of any, or both, of the Code of Ethics and CG Manual from our Chief Governance Officer, Atty. Ma. Lourdes C. Rausa-Chan, who can be reached at e-mail address lrchan@pldt.com.ph or telephone number +632-816-8556.

B.	Education and Enhancements

As part of its education and communication program, PLDT provides continuous training for its Board, senior management and employees which includes an annual enhancement session conducted by internationally-known experts to share their insights and interact with PLDT’s Board and senior management. The GNC recommended the content and the speaker for each session. PLDT has organized and conducted six annual enhancement sessions since 2007.

In November 2012, Dr. Thomas Donaldson, the Mark O. Winkelman Professor and the Director of the Zicklin Center for Business Ethics Research, The Wharton School, University of Pennsylvania, spoke before the PLDT Board of Directors. Dr. Donaldson’s session, entitled Navigating the New World of Business discussed how companies operate in these turbulent times and navigate issues of reputational risk, governance and integrity. He spoke about major failures in the areas of governance and risk management and the dangerous patterns of rewards and cultural weakness. He emphasized that compliance is important, but that it should be augmented by right leadership, proper systems and a culture guided by the right values, such as integrity, responsibility, and fairness. Dr. Donaldson conducted a similar session for PLDT’s senior management on November 20, 2012.

PLDT also provided corporate governance training for its middle management. A special session for its executives was conducted by Mr. Keith Darcy, Executive Director of the Ethics and Compliance Officer Association based in Waltham, Massachusetts, USA. Mr. Darcy discussed Corporate Responsibility in the Changing Global Landscape. He emphasized that many challenges remain and that in the changing global landscape, companies that have ethical, self-regulating cultures will be able to withstand the many upheavals that business will face.

In addition, newly promoted and hired executives are required to undergo a half-day workshop on Ethical Decision Making as part of their competency development as managers. The highly interactive course provides personnel in the middle manager category an opportunity to discuss and develop approaches to ethical dilemmas that confront them at the workplace.

To strengthen middle management’s management and implementation of internal controls in PLDT, a workshop entitled Managing from a Position of Control was developed and rolled-out in 2012. The course was developed through the joint efforts of the internal audit, corporate governance, finance and human resource offices of PLDT. The course seeks to empower concerned personnel to take direct responsibility in understanding, observing and implementing internal controls within their respective spheres of authority. It provides detailed discussions on the rationale for internal controls, responsibilities of personnel and procedures for observance. A pilot course and one regular run of the workshop were conducted in 2012. Other PLDT executives and key supervisory personnel will take the course in 2013.

PLDT also requires newly-hired employees and executives to undergo a corporate governance orientation.

In addition to face to face trainings, PLDT has on-line training modules for its employees. PLDT executives with the rank of manager, senior manager and assistant vice president have complied with the requirement to complete an online training course on the PLDT Expanded Whistleblowing Policy. Supervisory and rank and file employees, on the other hand, have completed a module on the PLDT Conflict of Interest Policy.

Education and training is supplemented by the production and dissemination of relevant corporate governance communication materials, including thematic posters, calendars and newsletters. Directors and key officers and executives of PLDT are also provided with weekly Corporate Governance Newsbriefs, which contain summaries of news articles from global online sources. Directors are also provided with CG Updates of articles on relevant topics written by noted authors and/or authorities. The Company also issues periodic advisories on corporate governance.

C.	Monitoring and Evaluation

PLDT’s governance monitoring and evaluation system consists of the annual performance self-assessment conducted by the Board and the Board Committees, the review of the effectiveness of the Company’s CG Rules and their implementation every two years, the annual compliance evaluation conducted by management, and other tools employed to monitor observance of the CG Rules and corporate values by Company personnel.

Our Board conducts a self-assessment each calendar year to evaluate the performance of the Board as a whole, the Board Committees and the individual directors. The process, which includes an evaluation of the performance of the CEO and management, enables the Board to identify strengths and areas for improvement and to elicit individual director’s feedback and views on the Company’s strategy, performance and future direction. Similarly, each Board Committee also conducts an annual self-assessment of its performance. The members of the Board and the Board Committees accomplish their respective Self-Assessment Questionnaires for this purpose. The Board Self-Assessment Questionnaire contains the following criteria based on leading practices and principles on good governance: (1) for the Board: Leadership, Roles and Responsibilities, Independence, Stewardship, Reporting and Disclosure, Shareholders’ Benefits and Training; (2) for individual Directors: the specific duties and responsibilities of a director; and (3) for the Board Committees: Performance and Compliance. Each Board Committee Self-Assessment Questionnaire contains the following criteria: Performance & Compliance and Committee Governance. The results of the assessment process are duly reported to, and discussed as necessary, by the Board.

As part of Board oversight, the Company’s CG Rules, including their implementation, are reviewed every two years to ensure that they continue to be compliant, appropriate and effective. The latest review of the Code of Ethics was conducted and the results thereof reported to the GNC in 2012. The Policy on Gifts, Entertainment and Sponsored Travel, the Supplier/Contractor Relations Policy, and the Expanded Whistleblowing Policy, including their implementation, were reviewed in 2011. The results of the review were reported to the GNC and the recommendations to strengthen their implementation were approved.

PLDT monitors and assesses compliance with the CG Rules through a cross-functional evaluation system whereby the heads of the various business and support units/groups, including, but not limited to, Enterprise and International Carrier Business, Home Business, Finance, Human Resources, Customer Service Assurance, Technology, Supply Chain Asset Protection & Management, Public Affairs, Enterprise Risk Management, Information Technology, Regulatory, Internal Audit, Corporate Counsel and Legal Services, Corporate Governance Office, and Investor Relations, conduct an evaluation of their unit/group’s compliance using an evaluation questionnaire consisting of the governance regulations applicable and relevant to their respective functions, including the requirements of the Revised Code of Corporate Governance and the PSE Corporate Governance Guidelines (PSE CG Guidelines). The results of the evaluation conducted by the heads are submitted to the Corporate Finance & Treasury Head and the Chief Governance Officer, who submit the consolidated report to the President and CEO for approval. The consolidated report is considered as an important input in the preparation of the Company’s Certification of Compliance with the CG Manual and Disclosure Report on the PSE CG Guidelines. The results of the compliance evaluation are reported to the GNC by the CGO.

In the Certification of Compliance with the CG Manual, in 2012, the Company reported that it did not deviate from the provisions of the Revised Code of Corporate Governance as adopted in the PLDT CG Manual and that the Company also complied with the PLDT CG Manual, except that the Company temporarily deviated from its higher standards on the minimum number of independent directors and the minimum number of members of the Audit Committee. Such temporary deviation resulted from the resignation of Rev. Fr. Bienvenido F. Nebres, S.J. on September 25, 2012 as an independent director-member of the Board and chairman of the Audit Committee, thereby decreasing the number of incumbent independent directors in the Board to two and the number of incumbent members of the Audit Committee to two independent directors (the standard set out in PLDT’s Audit Committee Charter is a minimum of three members, all of whom must be independent directors). The Company is in the process of shortlisting candidates for screening and is intent on appointing the third independent director in order to be compliant with the aforementioned higher standards of the PLDT CG Manual, with such appointment being at the same time in full compliance with the stringent qualifications and independence criteria for independent directors as set forth in the SRC and related regulations, and the PLDT CG Manual.

The level of observance of the CG Rules and the values of accountability, integrity, fairness, and transparency, are monitored through the conduct of an annual focus group discussion across a wide cross-section of Company personnel and an analysis of its results. The results of online examinations through online learning modules, as well as questions and queries propounded during face-to-face learning interventions, are likewise monitored. PLDT has also instituted a follow-through survey for newly-hired employees, which intends to track whether their observance of the Company’s CG Rules and values are improving or deteriorating over the first five years of their employment, including the employee’s perception of the level of observance of his/her unit with the CG Rules and governance values, and the ethics perception survey developed by the CGO, which will provide quantitative information that can be more easily tracked, managed and be made the basis for development and review of programs, policies and initiatives.

D.	Governance Structures

Board of Directors

Our Board of Directors, or Board, has the primary responsibility for ensuring principled business conduct in pursuit of promoting and protecting the interest of the Company, its stockholders, and all other stakeholders. Our Board functions within the scope of its powers and authorities provided in applicable laws, and PLDT’s By-Laws, and conducts itself in accordance with Company policies such as the PLDT Manual on Corporate Governance, or CG Manual, and the PLDT Code of Business Conduct and Ethics, or Code of Ethics.

At the end of 2012, our Board had 12 members, each of whom we believe to be highly regarded in their respective fields and/or industry, who bring together complementary skills and expertise, and the requisite independence, probity and diligence in the exercise of their fiduciary duties. Our Board had two independent directors, Mr. Pedro E. Roxas and Mr. Alfred V. Ty who have been selected on the basis of specific independence criteria set out under applicable laws and rules, in our By-Laws and CG Manual. Our former third independent director, Rev. Fr. Bienvenido F. Nebres, S.J., resigned from our board of directors on September 25, 2012 and we intend to appoint a third independent director as soon as practicable. A majority of the directors are non-executive directors and only three directors are at the same time company executives.

The position of Chairman of the Board is separate from that of the CEO. PLDT Chairman Manuel V. Pangilinan and PLDT President and CEO Napoleon L. Nazareno nonetheless share the responsibility of elevating good corporate governance and principled performance to a high strategic priority for the Company.

At the start of the service of a new director, the Chairman, Chief Financial Officer, Corporate Secretary and Chief Governance Officer give a newly appointed director a briefing on the Company’s structure, business and the responsibilities of the Board and its Committees and how each operates. The new director is also furnished with copies of all relevant information about the Company and policies applicable to the directors, including the Company’s Articles, By-Laws, Annual Report, CG Manual, Code of Ethics and the Charters of the Board Committees. Updates on business and governance policies and requirements principally from the Philippine SEC, PSE, the U.S. SEC and the NYSE, and new laws applicable or relevant to the Company and its business, particularly on financial reporting and disclosures and corporate governance, are presented in Board meetings or furnished to the directors.

Our CG Manual assures that our Directors, both new and currently serving, have access to independent professional advice, at the Company’s expense, as well as access to management as they may deem necessary to carry out their duties.

PLDT holds annual corporate governance enhancement sessions for its Directors which provide an opportunity for our leadership to interact with international experts and keep abreast with global developments and best practices in corporate governance and ethics. The GNC recommends the content and speakers for these sessions. All of the current directors have undergone corporate governance orientation and a majority of the Board have attended at least one of the six corporate governance enhancement sessions organized since 2007. Our Directors are also updated on the latest technology trends and developments that have an impact on the Company’s strategy through technology briefings organized by the TSC.

To perform its mandate, our Board holds monthly meetings, the schedule of which is determined at the beginning of the year. At least one meeting is devoted to discussions with senior management of the strategic plans and budget, and the enterprise risk report prepared by senior management through the Group Enterprise Risk Management Department, which has the responsibility to promulgate, encourage and practice an integrated risk management framework for the organization, focusing on ensuring that critical risks are identified, evaluated, treated and monitored across all functions and units within the PLDT Group. Once every quarter, our Board reviews the quarterly financial reports. Our Board also periodically reviews Board Committee reports, business operations updates from the heads of our three business segments and network and technology strategic plans.

Our Board is committed to ensure the continuity of executive leadership as a critical factor in sustaining the success of the PLDT Group. To this end, a succession planning process referred to as Leadership Succession Planning and Development has been established. This enterprise-wide process covers senior management positions, including the President and CEO. Reflecting the significance that the Chairman of the Board attaches to succession planning, the First Pacific Leadership Academy was reorganized to facilitate the succession planning process within the PLDT Group and other companies affiliated with First Pacific. The PLDT Board’s involvement in Leadership Succession Planning and Development is performed through its Executive Compensation Committee, which reviews and updates the criteria for employment and promotion, as well as any training and development plans for senior management, and keeps track of their performance and development, and reviews their potential career paths.

In 2012, our Board held 15 meetings. The Chairman of the Board, the President and CEO, and five other Directors attended all Board meetings. At least one independent director was present in all the meetings. The Chairman of the Audit Committee1 was present in the annual stockholders’ meeting as well as in the special stockholders’ meeting on March 22, 2012. Except for one Director, all of the other Directors each attended more than seventy five per cent (75%) of the meetings. The total amount of per diem provided for the Board of Directors in 2012 was Php28.6 million2.

President and CEO

The President and CEO provides leadership for management in developing and implementing business strategies, plans and budgets. He ensures that the business and affairs of the Company are managed in a sound and prudent manner and operational, financial and internal controls are adequate and effective to ensure reliability and integrity of financial and operational information, effectiveness and efficiency of operations, safeguarding of assets and compliance with laws, rules, regulations and contracts. The President and CEO, with the assistance of the rest of PLDT’s management, also has the responsibility to provide the Board with a balanced, understandable and accurate account of the Company’s performance, financial condition, results of operations, and prospects, on a regular basis.

Internal Audit Organization

PLDT has an internal audit organization that determines whether our structure of risk management, control and governance processes, as designed and represented by management, are adequate and functioning to ensure that:

1.	Risks are appropriately identified managed, and/or reported;

2.	Significant financial, managerial, and operating information are accurate, reliable and timely;

3.	Employees’ actions are in compliance with policies, standards, procedures, and applicable laws and regulations;

4.	Resources are acquired economically, used efficiently and adequately protected;

5.	Programs, plans and objectives are achieved;

6.	Quality and continuous improvement are fostered in our control processes; and

7.	Significant legislative or regulatory issues impacting us are recognized and addressed appropriately.

To provide for the independence of the internal audit organization, its personnel report to the head of the internal audit organization, being the Chief Audit Officer/Internal Audit Head, who reports functionally to the Audit Committee and administratively to the President and CEO. The Chief Audit Officer is accountable to management and the Audit Committee in the discharge of his duties and is required to:

1.	Provide annually an assessment on the adequacy and effectiveness of our processes for controlling our activities and managing our risks;

2.	Report significant issues related to the processes of controlling our activities, including potential improvements to those processes, and provide information concerning such issues; and

3.	Periodically provide information on the status and results of the annual internal audit plan and the sufficiency of our internal audit organization’s resources.

The Company’s internal audit organization has a charter approved by the Audit Committee that complies with the International Standards for the Professional Practice of Internal Auditing of The Institute of Internal Auditors, in the discharge of its scope of work and responsibilities.

[1]	Rev. Fr. Bienvenido Nebres, S.J. was the chairman of the Audit Committee at the time that these two stockholders meetings were held.
2.	Per diem for each director is Php200,000 per meeting.

Chief Governance Officer

The CG compliance system established in the CG Manual includes the designation by the Board of a Chief Governance Officer who reports to the Chairman of the Board and the GNC. The primary responsibilities of the Chief Governance Officer include monitoring compliance with the provisions and requirements of corporate governance laws, rules and regulations, reporting violations and recommending the imposition of disciplinary actions, and adopting measures to prevent the repetition of such violations.

In addition, the Chief Governance Officer assists the Board and the GNC in the performance of their governance functions, including their duties to oversee the formulation or review, and implementation of the corporate governance structure and policies of the Company, the establishment of an evaluation system to verify and measure compliance with the CG Manual in relation to related laws, rules and regulations, and to oversee the conduct of a self-assessment of the performance and effectiveness of the Board, the Board Committees, and individual Board members in carrying out their functions.

Corporate Governance Office

The CGO is responsible for the continuing development, drafting, issuance and review of appropriate corporate governance policies, attending to reports received through the whistleblowing facility, addressing queries and providing opinions or guidance on corporate governance matters to operating units, initiating enforcement actions to ensure compliance with corporate governance policies, and maintaining a corporate governance education and communication program that sees to the development of the proper knowledge, skills, attitudes, and habits that would promote voluntary observance of corporate governance policies.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by our independent auditor for the years ended December 31, 2012 and 2011:

	2012	2011
	(in millions)

Audit Fees	Php44	Php44
All Other Fees	17	15

Total	Php61	Php59

Audit Fees. This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees. Other than the audit fees, we did not have any other audit-related fees for the years ended December 31, 2012 and 2011.

Tax Fees. We did not have any tax fees for the years ended December 31, 2012 and 2011.

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

We did not repurchase any of our shares in the year ended December 31, 2012.

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

•

Number of Independent Directors. The NYSE listing standards require a majority of the board of directors to be independent. We have two independent directors out of 13 directors, which meets the requirements under the Philippine SEC Governance Code that at least two members or 20% of the board of directors must be independent.

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

•

Examples where PLDT’s corporate governance practices impose more stringent standards than NYSE listing standards include the look back periods for the independence tests and the “material relationship with the listed company” test. The look back period for each of the “past employment” and the “auditor affiliation” tests under PLDT’s corporate governance practices is five years compared to three years under the NYSE listing standards. Furthermore, in respect of material relationships that preclude an independence finding, PLDT’s Corporate Governance Manual provides that a director who owns more than 2% of the shares of stock of PLDT, or whose relative is, a substantial shareholder of PLDT, any of its related companies or any of its substantial shareholders cannot be considered as independent.

•

Meetings of non-management/independent directors. The NYSE listing standards require regularly scheduled executive sessions of non-management directors without management participation or regularly scheduled executive sessions consisting of only independent directors. PLDT’s Corporate Governance Manual mandates the holding of executive sessions with non-management directors only at least once a year and at such other times as the Board may deem necessary or appropriate.

•

Nominating/Corporate Governance Committee and Compensation Committee. The NYSE listing standards require a listed company to maintain a nominating/corporate governance committee and a compensation committee, both composed entirely of independent directors. Our GNC and our ECC is each normally composed of five voting members, a majority of whom are normally independent directors[2], which exceeds the requirements under the Philippine SEC Governance Code that one of the at least three voting members of the nominating/corporate governance committee and one of the at least three members of the compensation committee must be independent.

The NYSE listing standards require the compensation committee to conduct an independent assessment with respect to any compensation consultant, legal counsel or other adviser that provides advice to the compensation committee. There is no such requirement under the Philippine SEC Governance Code and PLDT.

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

(1)	On September 25, 2012, PLDT’s independent director, Rev. Father Bienvenido F. Nebres, S.J., resigned, reducing the number of PLDT’s independent directors to two from its normal three. However, PLDT is in the process of shortlisting candidates for screening and is intent on appointing a third independent director as soon as practicable.

(2)	Due to the supervening event in footnote 1, the number of independent directors in the Audit, Governance and Nomination and Executive Compensation Committees of PLDT is temporarily down to two (2) independent directors and the number of voting members has been temporarily reduced to four.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

PLDT has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

Philippine Long Distance Telephone Company

We have audited Philippine Long Distance Telephone Company and its subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The PLDT Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the PLDT Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the PLDT Group as at December 31, 2012 and 2011, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2012, and our report dated March 25, 2013 expressed an unqualified opinion thereon.

/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
March 25, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Stockholders

Philippine Long Distance Telephone Company

We have audited the accompanying consolidated statements of financial position of Philippine Long Distance Telephone Company and its subsidiaries (collectively referred to as “PLDT Group”) as at December 31, 2012 and 2011, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the PLDT Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the PLDT Group as at December 31, 2012 and 2011, and the consolidated financial performance and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the PLDT Group’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2013 expressed an unqualified opinion thereon.

/s/ SyCip Gorres Velayo & Co.
Makati City, Philippines
March 25, 2013

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2012 and 2011

(in million pesos, except par value per share amounts and number of shares)

	2012	2011
		(As Adjusted*)
ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 12 and 20)	200,078	200,142
Investments in associates and joint ventures and deposit (Notes 3, 4, 5, 10 and 24)	27,077	17,865
Available-for-sale financial investments (Notes 6, 10 and 27)	5,651	7,181
Investment in debt securities and other long-term investments – net of current portion (Notes 11 and 27)	205	150
Investment properties (Notes 3, 6, 9 and 12)	712	1,115
Goodwill and intangible assets (Notes 3, 4, 5, 14 and 21)	74,250	83,303
Deferred income tax assets – net (Notes 3, 4 and 7)	5,483	5,975
Prepayments – net of current portion (Notes 3, 5, 18, 24 and 25)	10,893	8,869
Advances and other noncurrent assets – net of current portion (Note 27)	1,376	1,340

Total Noncurrent Assets	325,725	325,940

Current Assets
Cash and cash equivalents (Notes 15 and 27)	37,161	46,057
Short-term investments (Note 27)	574	558
Trade and other receivables (Notes 3, 5, 16, 18 and 24)	16,379	16,245
Inventories and supplies (Notes 3, 4, 5 and 17)	3,467	3,827
Derivative financial assets (Note 27)	—	366
Current portion of investment in debt securities and other long-term investments (Notes 11 and 27)	150	358
Current portion of prepayments (Note 18)	5,144	6,345
Current portion of advances and other noncurrent assets (Notes 19, 27 and 28)	8,116	126

	70,991	73,882
Assets classified as held-for-sale (Notes 2 and 10)	13,752	—

Total Current Assets	84,743	73,882

TOTAL ASSETS	410,468	399,822

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock, Php10 par value per share, authorized – 807,500,000 shares; issued and outstanding – 36,002,970 shares as at December 31, 2012 and 441,912,370 shares as at December 31, 2011 (Notes 8, 19, 27 and 28)	360	4,419
Voting preferred stock, Php1 par value per share, authorized, issued and outstanding – 150,000,000 shares as at December 31, 2012 (Note 19)	150	—
Common stock, Php5 par value per share, authorized – 234,000,000 shares; issued – 218,779,886 shares and outstanding – 216,055,775 shares as at December 31, 2012; and issued – 217,160,444 shares and outstanding – 214,436,333 shares as at December 31, 2011 (Notes 8, 19, 27 and 28)	1,093	1,085
Treasury stock – 2,724,111 shares as at December 31, 2012 and 2011 (Notes 8, 19 and 27)	(6,505)	(6,505)
Capital in excess of par value	130,566	127,246
Retained earnings (Note 19)	24,794	26,232
Other comprehensive income (Note 6)	790	(644)
Reserves of a disposal group classified as held-for-sale (Note 2)	(2,188)	—

Total Equity Attributable to Equity Holders of PLDT (Note 27)	149,060	151,833
Noncontrolling interests (Note 6)	182	386

TOTAL EQUITY	149,242	152,219

*	Certain amounts shown here do not correspond to the 2011 consolidated financial statements and reflect adjustments made as detailed in Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2012 and 2011

(in million pesos)

	2012	2011
		(As Adjusted *)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 4, 5, 9, 20, 23 and 27)	102,821	91,280
Deferred income tax liabilities – net (Notes 3, 4 and 7)	5,713	7,078
Derivative financial liabilities (Note 27)	2,802	2,235
Customers’ deposits (Note 27)	2,529	2,272
Pension and other employee benefits (Notes 3, 5, 23 and 25)	1,822	609
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 21, 23, 27 and 28)	21,950	22,642

Total Noncurrent Liabilities	137,637	126,116

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 27)	30,451	29,554
Accrued expenses and other current liabilities (Notes 3, 10, 14, 19, 20, 21, 23, 24, 25, 26, 27 and 28)	72,911	58,271
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 20, 23 and 27)	12,989	26,009
Provision for claims and assessments (Notes 3 and 26)	1,555	1,555
Dividends payable (Notes 19 and 27)	827	2,583
Derivative financial liabilities (Note 27)	418	924
Income tax payable (Note 7)	1,809	2,591

	120,960	121,487
Liabilities directly associated with assets classified as held-for-sale (Note 2)	2,629	—

Total Current Liabilities	123,589	121,487

TOTAL LIABILITIES	261,226	247,603

TOTAL EQUITY AND LIABILITIES	410,468	399,822

*	Certain amounts shown here do not correspond to the 2011 consolidated financial statements and reflect adjustments made as detailed in Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2012, 2011 and 2010

(in million pesos, except earnings per common share amounts)

	2012	2011	2010
		(As Adjusted *)

REVENUES
Service revenues (Notes 2, 3 and 4)	160,189	145,834	148,597
Non-service revenues (Notes 3, 4 and 5)	3,295	2,645	2,217

	163,484	148,479	150,814

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	32,354	27,539	25,881
Compensation and employee benefits (Notes 3, 5 and 25)	23,042	15,089	19,148
Repairs and maintenance (Notes 12, 17 and 24)	12,604	10,053	9,087
Interconnection costs (Note 2)	11,556	12,586	13,928
Selling and promotions (Note 24)	9,708	7,807	5,244
Cost of sales (Notes 5, 17 and 24)	8,747	5,443	4,771
Rent (Notes 3, 24 and 27)	5,860	3,938	3,699
Professional and other contracted services (Note 24)	5,361	5,143	4,462
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	5,286	10,200	1,420
Taxes and licenses (Note 26)	3,506	3,554	2,508
Communication, training and travel	2,042	1,645	1,535
Insurance and security services (Note 24)	1,564	1,326	1,193
Amortization of intangible assets (Notes 3, 4 and 14)	921	117	163
Other expenses (Note 24)	1,472	1,662	1,637

	124,023	106,102	94,676

	39,461	42,377	56,138

OTHER INCOME (EXPENSES)
Foreign exchange gains (losses) – net (Notes 4, 9 and 27)	3,282	(735)	1,850
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	1,538	2,035	1,408
Interest income (Notes 4, 5, 11 and 15)	1,354	1,357	1,180
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	(2,009)	201	(1,741)
Financing costs – net (Notes 4, 5, 9, 20 and 27)	(6,876)	(6,454)	(6,530)
Other income (Notes 4 and 18)	6,003	2,947	1,929

	3,292	(649)	(1,904)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS (Note 4)	42,753	41,728	54,234
PROVISION FOR INCOME TAX (Notes 2, 3, 4 and 7)	8,012	10,922	13,490

NET INCOME FROM CONTINUING OPERATIONS (Note 4)	34,741	30,806	40,744
INCOME (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS (Notes 2 and 4)	660	831	(485)

NET INCOME (Note 4)	35,401	31,637	40,259

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	35,454	31,697	40,217
Noncontrolling interests (Notes 4 and 8)	(53)	(60)	42

	35,401	31,637	40,259

Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	163.86	163.24	212.85
Diluted	163.86	163.10	212.85

Earnings Per Share for Continuing Operations Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	160.80	158.90	215.45
Diluted	160.80	158.77	215.45

*	Certain amounts shown here do not correspond to the 2011 and 2010 consolidated financial statements and reflect adjustments made as detailed in Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2012, 2011 and 2010

(in million pesos)

	2012	2011	2010
NET INCOME (Note 4)	35,401	31,637	40,259
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Net fair value gains on cash flow hedges (Note 27)	92	14	–
Net gains on available-for-sale financial investments (Note 10):	23	3	22
Gains from changes in fair value recognized during the year (Note 10)	25	3	23
Income tax related to fair value adjustments charged directly to equity	(2)	–	(4)
Losses removed from other comprehensive income taken to income	–	–	3
Revaluation increment on investment properties (Notes 9 and 12):	31	–	314
Income tax related to revaluation of increment charged directly to equity	32	–	(135)
Fair value adjustment of property, plant and equipment transferred to investment properties during the year	1	–	449
Depreciation of revaluation increment in investment property transferred to property, plant and equipment	(2)	–	–
Foreign currency translation differences of subsidiaries	(795)	624	(761)

Total Other Comprehensive Income (Loss) – Net of Tax	(649)	641	(425)

TOTAL COMPREHENSIVE INCOME	34,752	32,278	39,834

ATTRIBUTABLE TO:
Equity holders of PLDT	34,805	32,329	39,958
Noncontrolling interests	(53)	(51)	(124)

	34,752	32,278	39,834

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2012, 2011 and 2010

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Other Comprehensive Income	Reserves of a Disposal Group Classified as Held-for-Sale	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2012	4,419	1,085	(6,505)	127,246	26,232	(644)	—	151,833	386	152,219
Total comprehensive income:	—	—	—	—	35,454	(649)	—	34,805	(53)	34,752
Net income (Notes 4 and 8)	—	—	—	—	35,454	—	—	35,454	(53)	35,401
Other comprehensive income (Note 6)	—	—	—	—	—	(649)	—	(649)	—	(649)
Cash dividends (Note 19)	—	—	—	—	(36,997)	—	—	(36,997)	(7)	(37,004)
Issuance of capital stock – net of conversion (Note 19)	120	8	—	4,423	—	—	—	4,551	—	4,551
Redemption of preferred shares (Note 19)	(4,029)	—	—	—	—	—	—	(4,029)	—	(4,029)
Revaluation increment removed from other comprehensive income taken to retained earnings	—	—	—	—	105	(105)	—	—	—	—
Discontinued operations (Note 2)	—	—	—	—	—	2,188	(2,188)	—	—	—
Acquisition and dilution of noncontrolling interests (Notes 2 and 13)	—	—	—	(1,103)	—	—	—	(1,103)	(144)	(1,247)

Balances as at December 31, 2012	510	1,093	(6,505)	130,566	24,794	790	(2,188)	149,060	182	149,242

Balances as at January 1, 2011	4,419	947	(6,505)	62,890	36,594	(1,276)	—	97,069	316	97,385
Total comprehensive income:	—	—	—	—	31,697	632	—	32,329	(51)	32,278
Net income (Notes 4 and 8)	—	—	—	—	31,697	—	—	31,697	(60)	31,637
Other comprehensive loss (Note 6)	—	—	—	—	—	632	—	632	9	641
Cash dividends (Note 19)	—	—	—	—	(42,059)	—	—	(42,059)	(8)	(42,067)
Issuance of capital stock – net of conversion (Note 19)	—	138	—	64,356	—	—	—	64,494	—	64,494
Others (Notes 2 and 13)	—	—	—	—	—	—	—	—	129	129

Balances as at December 31, 2011	4,419	1,085	(6,505)	127,246	26,232	(644)	—	151,833	386	152,219

Balances as at January 1, 2010	4,416	947	(6,405)	62,890	37,744	(1,017)	—	98,575	550	99,125
Total comprehensive income:	—	—	—	—	40,217	(259)	—	39,958	(124)	39,834
Net income (Notes 4 and 8)	—	—	—	—	40,217	—	—	40,217	42	40,259
Other comprehensive income (Note 6)	—	—	—	—	–	(259)	—	(259)	(166)	(425)
Cash dividends (Note 19)	—	—	—	—	(41,367)	—	—	(41,367)	(50)	(41,417)
Issuance of capital stock – net of conversion (Note 19)	3	—	—	—	—	—	—	3	—	3
Acquisition of treasury stocks (Notes 2, 8, 19 and 27)	—	—	(100)	—	—	—	—	(100)	—	(100)
Others (Notes 2 and 13)	—	—	—	—	—	—	—	—	(60)	(60)

Balances as at December 31, 2010	4,419	947	(6,505)	62,890	36,594	(1,276)	—	97,069	316	97,385

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012, 2011 and 2010

(in million pesos)

	2012	2011	2010
		(As Adjusted *)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax from continuing operations	42,753	41,728	54,234
Income (loss) before income tax from discontinued operations (Note 2)	1,088	949	(549)

Income before income tax (Note 4)	43,841	42,677	53,685
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	32,820	27,957	26,277
Interest on loans and other related items – net (Notes 4, 5, 9, 20 and 27)	5,430	5,312	5,471
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	5,289	10,209	2,438
Losses (gains) on derivative financial instruments – net (Notes 4 and 27)	1,981	(197)	1,741
Incentive plans (Notes 3, 5 and 25)	1,598	38	1,392
Amortization of intangible assets (Notes 3 and 14)	1,101	264	388
Accretion on financial liabilities – net (Notes 5, 20 and 27)	1,053	1,062	1,177
Pension benefit costs (income) (Notes 3, 5 and 25)	127	(38)	236
Gains on disposal of property, plant and equipment (Note 9)	(51)	(172)	(913)
Interest income (Notes 4, 5 and 15)	(1,370)	(1,372)	(1,200)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(1,538)	(2,035)	(1,408)
Gains on disposal of net assets held-for-sale (Note 10)	(1,760)	—	—
Gain on disposal of available-for-sale financial investments (Note 10)	(2,015)	—	—
Foreign exchange losses (gains) – net (Notes 4, 9 and 27)	(3,243)	744	(1,807)
Others	(1,170)	(1,961)	(352)

Operating income before changes in assets and liabilities	82,093	82,488	87,125
Decrease (increase) in:
Trade and other receivables	(8,338)	2,064	(3,132)
Inventories and supplies	386	(1,017)	89
Prepayments	97	(539)	(146)
Advances and other noncurrent assets	(108)	51	(15)
Increase (decrease) in:
Accounts payable	6,140	904	6,407
Accrued expenses and other current liabilities	12,399	7,011	3,722
Pension and other employee benefits	(2,245)	(236)	(4,603)
Customers’ deposits	257	45	57
Other noncurrent liabilities	(205)	12	50

Net cash flows generated from operations	90,476	90,783	89,554
Income taxes paid	(10,106)	(11,574)	(12,294)

Net cash flows from operating activities	80,370	79,209	77,260

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	1,294	1,359	1,165
Dividends received (Note 10)	784	520	534
Proceeds from:
Disposal of available-for-sale investments	3,567	1	10
Disposal of investment in net assets held-for-sale (Note 10)	1,913	—	—
Maturity of investment in debt securities	380	—	409
Disposal of property, plant and equipment (Note 9)	199	523	859
Disposal of investment properties (Note 12)	108	1	89
Disposal of investments in associates (Note 10)	—	15,136	—
Cash acquired – net of payment for purchase of investment (Note 13)	—	1,928	—
Maturity of short-term investments	—	315	6,256
Disposal of investments in subsidiaries – net of cash of deconsolidated subsidiaries (Note 2)	—	218	—

	8,245	20,001	9,322

*	Certain amounts shown here do not correspond to the 2011 and 2010 consolidated financial statements and reflect adjustments made as detailed in Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2012, 2011 and 2010

(in million pesos)

	2012	2011	2010
		(As Adjusted *)
Payments for:
Acquisition of available-for-sale investments (Note 10)	(4)	(15,179)	(2)
Purchase of short-term investments	(22)	(246)	(3,114)
Purchase of investment in debt securities	(208)	—	(403)
Purchase of subsidiaries – net of cash acquired (Note 13)	(1,545)	(977)	(188)
Purchase of investments in associates and joint ventures (Note 10)	(2,955)	(155)	—
Deposit for future PDRs subscription (Note 10)	(6,000)	—	—
Acquisition of intangibles (Note 4)	—	(2)	(13)
Contingent consideration arising from business combinations (Note 23)	—	(1,910)	–
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 27)	(914)	(648)	(710)
Additions to property, plant and equipment (Notes 4 and 9)	(35,482)	(30,559)	(28,056)
Decrease in advances and other noncurrent assets	(173)	(122)	(119)
Decrease in notes receivable	—	85	—

Net cash flows used in investing activities	(39,058)	(29,712)	(23,283)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 20)	50,319	17,464	7,246
Notes payable (Note 20)	1,825	2,136	—
Issuance of capital stock	227	2	3
Availments of long-term financing for capital expenditures	—	2,880	75
Payments for:
Obligations under finance leases	(12)	(33)	(29)
Redemption of shares	(62)	—	—
Debt issuance costs (Note 20)	(121)	(42)	(111)
Redemption of liabilities	(289)	—	—
Derivative financial instruments (Note 27)	(1,126)	(632)	(1,095)
Long-term financing for capital expenditures	(1,471)	—	—
Notes payable (Note 20)	(4,727)	(390)	(2,274)
Interest – net of capitalized portion (Notes 5, 20 and 27)	(5,355)	(5,325)	(5,580)
Trust fund for redemption of shares (Note 19)	(5,561)	—	—
Cash dividends (Note 19)	(36,934)	(41,598)	(41,080)
Long-term debt (Note 20)	(45,341)	(14,666)	(12,371)
Acquisition of treasury shares (Notes 8, 19 and 27)	—	—	(106)

Net cash flows used in financing activities	(48,628)	(40,204)	(55,322)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(445)	86	(296)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,761)	9,379	(1,641)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	46,057	36,678	38,319

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	38,296	46,057	36,678
Discontinued operations (Note 2)	1,135	—	—

Continuing operations	37,161	46,057	36,678

*	Certain amounts shown here do not correspond to the 2011 and 2010 consolidated financial statements and reflect adjustments made as detailed in Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2012. NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2012. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and certain other seller-parties. As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at December 31, 2012, the JG Summit Group owned approximately 8% of PLDT’s outstanding common shares. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or BTF, created pursuant to PLDT’s benefit plan, subscribed for 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to12%, 15% and 5%, respectively, as at December 31, 2012. See Note 19 – Equity – Voting Preferred Stock and Note 26 – Provisions and Contingencies – Matters Relating to Gamboa Case.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There are approximately 47 million ADSs outstanding as at December 31, 2012.

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

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 were approved and authorized for issuance by the Board of Directors on March 25, 2013 as reviewed and recommended for approval by the Audit Committee.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. PLDT files a separate financial statements of the Parent Company with the Philippine Securities and Exchange Commission, or Philippine SEC.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial investments and investment properties that have been measured at fair values.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2012 and 2011:

			Percentage of Ownership
	Place of		2 0 1 2		2 0 1 1
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Call center services	—	100.0	—	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	—	100.0	—	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0	—	100.0
Smarthub, Inc., or SHI	Philippines	Software development and sale of maintenance and support services	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0	—	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0

			Percentage of Ownership
	Place of		2 0 1 2		2 0 1 1
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Mobile applications development and services; Content provider	—	100.0	—	100.0
Smarthub Pte. Ltd., or SHPL:	Singapore	Investment company	—	100.0	—	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0
Telesat, Inc., or Telesat(a)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	85.0	11.5
Mabuhay Investment Corporation (formerly Mabuhay Satellite Corporation), or MIC(b)	Philippines	Investment company	67.0	—	67.0	—
Digitel Mobile Philippines, Inc., or DMPI, a wholly-owned subsidiary of Digitel	Philippines	Cellular mobile services	—	99.5	—	70.2
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc., or SNMI(a)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
ePLDT, Inc., or ePLDT(c):	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and information technology, or IT, related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI(d)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	—
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(e)	Philippines	Internet-based purchasing, IT consulting and professional services	—	97.1	—	93.5
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	67.0	—	67.0
netGames, Inc., or netGames(f)	Philippines	Gaming support services	—	57.5	—	57.5
Digitel:	Philippines	Telecommunications services	99.5	—	70.2	—
Digitel Capital Philippines Ltd., or DCPL(g)	British Virgin Islands	Telecommunications services	—	99.5	—	70.2
Digitel Information Technology Services, Inc. or DITSI(h)	Philippines	Internet services	—	99.5	—	70.2
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	—	97.8	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	60.0	—	60.0	—
BPO(i)
SPi Global Holdings, Inc., or SPi Global:	Philippines	Investment company	100.0	—	100.0	—
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	—	100.0	—	100.0
SPi CRM, Inc., or SPi CRM	Philippines	Customer relationship management	—	100.0	—	100.0
SPi Global Investments Limited, or SGIL, and Subsidiaries, or SGIL Group(j)	British Virgin Islands	General administration, planning and corporate services to its affiliates, subsidiaries and branches	—	100.0	—	—
Infocom Technologies, Inc., or Infocom	Philippines	Customer relationship management	—	99.6	—	99.6
Others
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.8	—	99.5

(a)	Ceased commercial operations.
(b)

Ceased commercial operations; however, on January 13, 2012, the Philippine SEC approved the amendment of MIC’s Articles of Incorporation changing its name from Mabuhay Satellite Corporation to Mabuhay Investments Corporation and its primary purpose from satellite communication to holding company.

(c)	On June 11, 2012, MySecureSign, or MSSI, and ePLDT were merged, wherein ePLDT became the surviving company.
(d)	On October 12, 2012, ePLDT acquired 100% equity interest in IPCDSI.
(e)

In December 2012, ePLDT acquired an additional 3.6% equity interest in AGS from its minority shareholders for a consideration of Php3 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 97.1%.

(f)	Ceased commercial operations in January 2013.
(g)	Liquidated in January 2013.
(h)	Approved for liquidation in June 2013.
(i)

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, thus, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. See – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Discontinued Operations.

(j)

On March 8, 2012, SGIL was incorporated in British Virgin Islands to provide regional support services to SPi Global and Subsidiaries. On July 25, 2012, SGIL through its subsidiary, SPi Global Shared Services Pte. Ltd. was registered with the Philippine SEC as a multinational company to establish its regional operating headquarters in the Philippines.

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

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

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

PCEV’s Common Stock

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to be made by Smart (as the owner of 99.51% of the outstanding common shares of PCEV) to purchase the shares owned by the remaining noncontrolling shareholders representing 0.49% of the outstanding common stock of PCEV. Smart’s tender offer commenced on March 19, 2012 and ended on April 18, 2012, with approximately 25.1 million shares, or 43.4% of PCEV’s noncontrolling shares tendered, thereby increasing Smart’s ownership to 99.7% of the outstanding common stock of PCEV at that time. The aggregate cost of the tender offer paid by Smart to noncontrolling shareholders on April 30, 2012 amounted to Php115 million. PCEV filed its petition with the PSE for voluntary delisting on March 19, 2012. On April 25, 2012, the PSE approved the petition for voluntary delisting and PCEV’s shares were delisted and ceased to be tradable on the PSE effective May 18, 2012.

Following the voluntary delisting of the common stock of PCEV from the PSE on May 18, 2012, PCEV’s Board of Directors and stockholders approved on June 6, 2012 and July 31, 2012, respectively, the following resolutions and amendments to the articles of incorporation of PCEV to decrease the authorized capital stock of PCEV, increase the par value of PCEV’s common stock (and thereby decrease the number of shares of such common stock) and decrease the number of shares of preferred stock of PCEV as follows:

	Prior to Amendments			After Amendments
	Authorized Capital	Number of Shares	Par Value	Authorized Capital	Number of Shares	Par Value
Common Stock	Php12,060,000,000	12,060,000,000	Php1	Php12,060,006,000	574,286	Php21,000
Class I Preferred Stock	240,000,000	120,000,000	2	66,661,000	33,330,500	2
Class II Preferred Stock	500,000,000	500,000,000	1	50,000,000	50,000,000	1

Total Authorized Capital Stock	Php12,800,000,000			Php12,176,667,000

The decrease in authorized capital and amendments to the articles of incorporation were subject to approval of the Philippine SEC, which approval was received on October 8, 2012. As a result of the increase in the par value of PCEV common stock, each multiple of 21,000 shares of PCEV common stock, par value Php1, was reduced to one PCEV share of common stock, with a par value of Php21,000. Shareholdings of less than 21,000 shares or in excess of an integral multiple of 21,000 shares of PCEV which could not be replaced with fractional shares were paid the fair value of such residual shares equivalent to Php4.50 per share of pre-amendments PCEV common stock, the same amount as the tender offer price paid by Smart during the last tender offer conducted from March 19 to April 18, 2012.

Consequently, from October 8, 2012, the number of outstanding shares of PCEV common stock decreased to approximately 555,716 from 11,683,156,455 (exclusive of treasury shares). The number of holders of PCEV common stock decreased to 130 as at December 31, 2012 and under the rules of the Philippine SEC, PCEV is still required to make update filings with the Philippine SEC. Smart’s percentage ownership in PCEV stood at 99.8% as at December 31, 2012.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT. The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE must sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum cost recovery amount, or CRA, to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC.

The divestment of CURE-related franchise and licenses qualifies as noncurrent assets held-for-sale as at December 31, 2012 but was not presented separately in our consolidated statement of financial position as the carrying amounts are not material.

Corporate Merger of MSSI and ePLDT

In April 2012, the Board of Directors of MSSI and ePLDT approved the plan of merger between MSSI and ePLDT, with ePLDT as the surviving company, in order to realize economies in operation and achieve greater efficiency in the management of their business. The merger was approved by two-thirds vote of MSSI and ePLDT’s stockholders on April 13, 2012 and April 27, 2012, respectively. On June 11, 2012, the Philippine SEC approved the plan and articles of merger. The merger has no impact on our consolidated financial statements.

ePLDT’s Acquisition of IPCDSI

On October 12, 2012, ePLDT and IP Ventures, Inc., or IPVI, and IPVG Employees, Inc., or IEI, entered into a Sale and Purchase Agreement whereby ePLDT acquired 100% of the issued and outstanding capital stock of IPCDSI and advances to IPCDSI for a total adjusted purchase price of Php734 million. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – ePLDT’s Acquisition of IPCDSI.

ePLDT’s Acquisition of Shares of AGS’ Minority Stockholders

In December 2012 and January 2013, ePLDT acquired an additional 5.67% equity interest in AGS from its minority shareholders for a total consideration of Php5 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 99.2%.

Discontinued Operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment was available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer, and should the negotiation with the potential buyer not lead to a sale, we expect to be able to seek other sale opportunities as a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. Thus, we adjusted the comparative consolidated income statements for the years ended December 31, 2011 and 2010 to present the results of operations of our BPO business as discontinued operations. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations.

Subsequently, on February 5, 2013, PLDT entered into an agreement to sell the BPO business owned by its wholly-owned subsidiary, SPi Global, to Asia Outsourcing Gamma Limited, or AOGL, a company controlled by CVC Capital Partners, or CVC. The sale of the BPO business is expected to be completed in April 2013, after satisfaction of agreed closing conditions, including competition law clearance in applicable jurisdictions, third party consents, availability of buyer’s debt financing, transfer of certain parcels of land in the Philippines and completion of transfer of SPi America Holdings, Inc. to buyer (as a separate transaction). PLDT will own approximately 20% economic interest in AOGL by reinvesting some of the proceeds from the sale and continue to participate in the growth of the business as a partner of CVC. Upon completion of the sale, PLDT will be subject to certain obligations, including: (1) an obligation, for a period of five years, not to carry on or be engaged or concerned or interested in or assist any business which competes with the business process outsourcing business as carried on at the relevant time or at any time in the 12 months prior to such time in any territory in which business is carried on (excluding activities in the ordinary course of PLDT’s business); and (2) an obligation, for a period of five years, to provide transition services on a most-favored-nation basis (i.e., no less favorable material terms (including pricing) than those offered by PLDT or any of its controlled affiliates to any other customer in relation to services substantially similar to those provided or to be provided). In addition, PLDT may be liable for certain damages actually suffered by the buyer arising out of, among others, breach of representation, tax matters and non-compliance of Indian employment laws by SPi Technologies India Pvt. Ltd., a wholly-owned subsidiary of SPi.

As at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The results of the BPO segment, net of intercompany transactions, classified as discontinued operations for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	(in million pesos)
Revenues (Notes 3 and 4)	9,142	8,124	7,573

Expenses:
Compensation and employee benefits (Notes 3, 5 and 25)	5,513	5,062	4,922
Professional and other contracted services (Note 24)	654	525	391
Depreciation and amortization (Notes 3, 4 and 9)	466	418	396
Repairs and maintenance (Notes 12, 17 and 24)	428	338	347
Communication, training and travel	361	301	297
Rent (Notes 3 and 27)	263	224	271
Amortization of intangible assets (Notes 3, 4 and 14)	180	147	225
Selling and promotions	78	40	40
Insurance and security services (Note 24)	63	58	59
Taxes and licenses (Note 26)	43	43	63
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	3	9	1,018
Other expenses (Note 24)	110	115	126

	8,162	7,280	8,155

	980	844	(582)

	2012	2011	2010
	(in million pesos)
Other income (expenses):
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	28	(4)	—
Interest income (Notes 4, 5, 11 and 15)	16	15	20
Financing costs (Notes 4, 5, 9, 20 and 27)	(24)	(37)	(168)
Foreign exchange losses – net (Notes 4, 9 and 27)	(39)	(9)	(43)
Other income (Notes 4 and 18)	127	140	224

	108	105	33

Income (loss) before income tax from discontinued operations (Note 4)	1,088	949	(549)
Provision for (benefit from) income tax (Notes 2, 3, 4 and 7)	428	118	(64)

Income (loss) after tax from discontinued operations (Note 4)	660	831	(485)

Earnings per share (Note 8):
Basic – income (loss) from discontinued operations	3.06	4.34	(2.60)
Diluted – income (loss) from discontinued operations	3.06	4.33	(2.60)

The major classes of assets and liabilities of BPO segment, net of intercompany transactions, classified as held-for-sale as at December 31, 2012 are as follows:

(in million pesos)
Assets:
Property, plant and equipment (Note 9)	1,529
Available-for-sale financial investments (Notes 6 and 10)	2
Goodwill and intangible assets (Notes 3 and 14)	7,033
Deferred income tax assets – net (Note 7)	214
Prepayments	9
Advances and other noncurrent assets	117
Cash and cash equivalents	1,135
Trade and other receivables (Note 16)	2,704
Derivative financial assets (Note 27)	68
Current portion of prepayments	296
Current portion of advances and other noncurrent assets	7

Assets classified as held-for-sale	13,114

Liabilities:
Interest-bearing financial liabilities (Note 20)	425
Deferred income tax liabilities – net (Notes 4 and 7)	147
Pension and other employee benefits (Note 25)	239
Accounts payable	481
Accrued expenses and other current liabilities	885
Derivative financial liabilities (Note 27)	7
Current portion of interest-bearing financial liabilities (Note 20)	278
Dividends payable	6
Income tax payable	161

Liabilities directly associated with assets classified as held-for-sale	2,629

Net assets directly associated with disposal group	10,485

Included in other comprehensive income:
Foreign currency translation differences of subsidiaries (Note 6)	(2,250)
Net transactions on cash flow hedges – net of tax (Note 6)	62

Reserves of a disposal group classified as held-for-sale	(2,188)

The net cash flows incurred by the BPO segment for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	(in million pesos)
Operating activities	1,926	(11,213)	1,851
Investing activities	(712)	(3,295)	(455)
Financing activities	(608)	14,272	(284)
Net effect of foreign exchange rate changes on cash and cash equivalents	(45)	11	(986)

Net cash inflow (outflow)	561	(225)	126

Changes in Accounting Policies and Disclosures

Our accounting policies adopted in the preparation of our consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the following amendments to existing IFRSs effective beginning January 1, 2012:

Amendments to IFRS 7, Financial Instruments: Disclosures – Transfer of Financial Assets. The amendments require additional disclosure about financial assets that have been transferred but not derecognized to enable the user of our financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendments require disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The adoption of these amendments did not have any impact on our financial position or performance.

Amendments to IAS 12, Income Taxes – Deferred Income Tax: Recovery of Underlying Assets. The amendments clarified the determination of deferred income tax on investment property measured at fair value. The amendments introduced a rebuttable presumption that deferred income tax on investment property measured using the fair value model in IAS 40, Investment Property, should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, the amendment introduces the requirement that deferred income tax on depreciable assets measured using the revaluation model of IAS 16, Property, Plant and Equipment, always be measured on a sale basis of the asset. The adoption of these amendments did not have any impact on our financial position or performance.

Significant Accounting Policies

The following are the significant accounting policies we applied in preparing our consolidated financial statements:

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

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with IAS 39, Financial Instruments: Recognition and Measurement, either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured and subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred, the amount recognized for noncontrolling interest and the acquisition-date fair value of previously held equity interest in the acquiree over the fair values of net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

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

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture. The details of our investments in associates are disclosed in Note 10 – Investments in Associates and Joint Ventures and Deposit – Investments in Associates.

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

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

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

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with those of PLDT Group. The details of our investments in joint ventures are disclosed in Note 10 – Investments in Associates and Joint Ventures and Deposit – Investments in Joint Ventures.

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

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

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

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at

FVPL are carried in our consolidated statement of financial position at fair value with net changes in gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.

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

Our financial assets at FVPL include portions of short-term investments as at December 31, 2012 and portions of short-term investments and overlay principal only-currency swap as at December 31, 2011. See Note 27 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include trade and other receivables, portions of short-term investments, and portions of advances and other noncurrent assets as at December 31, 2012 and 2011. See Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include investment in debt securities and other long-term investments as at December 31, 2012 and 2011. See Note 11 – Investment in Debt Securities and Other Long-term Investments and Note 27 – Financial Assets and Liabilities.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held-for-sale for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to liquidity requirements or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the available-for-sale reserve account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income reserve account is recognized in our consolidated income statement. Interest earned on holding available-for-sale financial investments are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income” when the right to receive payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months of the end of the reporting period.

We evaluate whether the ability and intention to sell its available-for-sale financial investments in the near term is still appropriate. When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments. Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

For a financial investment reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the income statement.

Our available-for-sale financial investments include quoted and unquoted equity securities as at December 31, 2012 and 2011. See Note 27 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at FVPL, other financial liabilities, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL. Financial liabilities are classified as at held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only currency swaps, interest rate swaps and equity forward sale contract as at December 31, 2012 and long-term principal only currency swaps, interest rate swaps and forward foreign exchange contracts as at December 31, 2011. See Note 27 – Financial Assets and Liabilities.

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

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities, with the exemption of statutory payables, interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at December 31, 2012 and 2011. See Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities, Note 22 – Accounts Payable, and Note 23 – Accrued Expenses and Other Current Liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), at the close of business at the end of the reporting period without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

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

Impairment of Trade and Other Receivables

Individual impairment

Retail subscribers

We recognize impairment losses for the whole amount of receivables from permanently disconnected wireless and fixed line subscribers. Permanent disconnections are made after a series of collection steps following nonpayment by postpaid subscribers. Such permanent disconnection usually occurs within a predetermined period from the last statement date.

We also recognize impairment losses for accounts with extended credit arrangements or promissory notes.

Regardless of the age of the account, additional impairment losses are also made for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber.

Corporate subscribers

Receivables from corporate subscribers are provided with impairment losses when they are specifically identified as impaired. Full allowance is generally provided for the whole amount of receivables from corporate accounts based on aging of individual account balances. In making this assessment, we take into account normal payment cycle, counterparty’s payment history and industry-observed settlement periods.

Foreign administrations and domestic carriers

For receivables from foreign administration and domestic carriers, impairment losses are recognized when they are specifically identified as impaired regardless of the age of balances. Full allowance is generally provided after quarterly review of the status of settlement with the carriers. In making this assessment, we take into account normal payment cycle, counterparty carrier’s payment history and industry-observed settlement periods.

Dealers, agents and others

Similar to carrier accounts, we recognize impairment losses for the full amount of receivables from dealers, agents and other parties based on our specific assessment of individual balances regardless of the age of balances.

Collective impairment

Postpaid wireless and fixed line subscribers

We estimate impairment losses for temporarily disconnected accounts for both wireless and fixed line subscribers based on the historical trend of temporarily disconnected accounts which eventually become permanently disconnected. Temporary disconnection is initiated after a series of collection activities is implemented, including the sending of a collection letter, call-out reminders and collection messages via text messaging. Temporary disconnection generally happens 90 days after the due date of the unpaid balance. If the account is not settled within 60 days from temporary disconnection, the account is permanently disconnected.

We recognize impairment losses on our postpaid wireless and fixed line subscribers through net flow-rate methodology which is derived from account-level monitoring of subscriber accounts between different age brackets, from current to one day past due to 120 days past due. The criterion adopted for making the allowance for doubtful accounts takes into consideration the calculation of the actual percentage of losses incurred on each range of accounts receivable.

Others subscribers

Receivables that have been assessed individually and found not to be impaired are then assessed collectively based on similar credit risk characteristics to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident in the individual impairment assessment. Retail subscribers are provided with collective impairment based on a certain percentage derived from historical data/statistics.

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

Available-for-sale financial investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investment is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20.0% or more below the original cost of investment, and “prolonged” as greater than 12 months. When a decline in the fair value of an available-for-sale financial investment has been recognized in other comprehensive income reserve account and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income reserve account is reclassified from other comprehensive income reserve account to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income account to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in our consolidated income statement. Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

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

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in our consolidated statement of comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. See Note 27 – Financial Assets and Liabilities for more details.

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

We use an equity forward contract to hedge the sale of Philweb shares. See Note 27 – Financial Assets and Liabilities – ePLDT Group.

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

We use a loan as a hedge of its exposure to foreign exchange risk on its investment in foreign subsidiaries. See Note 27 – Financial Assets and Liabilities for more details.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the group expects to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property, plant and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the respective assets if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally recognized as expense in the year such costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of the property, plant and equipment.

Depreciation and amortization commence once the property, plant and equipment are available for use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

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

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs, and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property, plant and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for commercial service.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for its intended use or sale. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset shall be determined as the actual borrowing costs incurred on that borrowing during the year less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization shall be determined by applying a capitalizable rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to our borrowings that are outstanding during the year, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during the year shall not exceed the amount of borrowing costs incurred during that year.

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

All other borrowing costs are expensed as incurred in the year in which they occur.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair values, which have been determined annually based on the latest appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the year in which they arise, including the corresponding tax effect. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use. The difference between the carrying amount of the owner occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income. On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

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

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 14 – Goodwill and Intangible Assets.

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

Cost incurred in bringing each items of inventories and supplies to its present location and condition are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell or its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

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

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGUs, or group of CGU, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, where applicable. When deciding the most appropriate basis for presenting revenue or cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. When our role in a transaction is that of principal, revenue is recognized on a gross basis, otherwise, revenue is recognized on a net basis.

Service revenues from continuing operations

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the provision of service. Services may be sold separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges generated from postpaid cellular voice and data services through the postpaid plans of Smart, Red Mobile and Sun Cellular, from local exchange services primarily through landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognized on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid services include over-the-air reloading channels and prepaid cards provided by Smart Prepaid, Talk ‘N Text, Red Mobile and Sun Cellular. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, short messaging services, or SMS, multimedia messaging services, or MMS, content downloading, infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation, bonus credits or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Nonrecurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average customer relationship. The related incremental costs are similarly deferred and recognized over the same year in our consolidated income statement.

Connecting carriers

Interconnection revenue for call termination, call transit, and network usages are recognized in the year the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers.

Value-Added Services, or VAS

Revenues from VAS include SMS in excess of consumable fixed monthly service fees (for postpaid) and free SMS allocations (for prepaid), MMS, content downloading and infotext services. The amount of revenue recognized is the net of amount settled with carriers owning the network where the outgoing voice call or SMS terminates and payout to content providers.

Incentives

We operate customer loyalty programmes in our wireless business which allows customers to accumulate points when they purchase services or prepaid credits from us. The points can then be redeemed for free services and discounts, subject to a minimum number of points being obtained. Consideration received is allocated between the services and prepaid credits sold and the points issued, with the consideration allocated to the points equal to their value. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Multiple-deliverable arrangements

In revenue arrangements including more than one deliverable, the deliverables are assigned to one or more separate units of accounting and the arrangement consideration is allocated to each unit of accounting based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Other services

Revenue from server hosting, co-location services and customer support services are recognized as the service is performed.

Service revenues from discontinued operations

Our revenues are principally derived from knowledge processing solutions and customer relationship management services in the business process outsourcing business.

Revenue from outsourcing contracts under our knowledge processing solutions and customer relationship management businesses are recognized when evidence of an arrangement exists, the service has been provided, the fee is fixed or determinable, and collectability is reasonably assured. If the fee is not fixed or determinable, or collectability is not reasonably assured, revenue is not recognized until payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptable period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received. Revenue contingent on meeting specific performance conditions are recognized to the extent of costs incurred to provide the service. Outsourcing contracts may also include incentive payments dependent on achieving performance targets. Revenue relating to such incentive payments is recognized when the performance target is achieved.

Non-service revenues

Revenues from handset and equipment sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realizable value of handsets or equipment, sold to customers is presented as “Cost of sales” account in the consolidated income statements.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is established.

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

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimation of Pension Benefit Costs and Other Employee Benefits), net of past service cost and actuarial gains and losses not yet recognized, and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any unrecognized past service costs and actuarial gains and losses not yet recognized, and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 25 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries have a host defined contribution plan under which it recognizes an expense for contribution made to such plan in relation to services rendered by covered employees. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, such excess is recognized as a prepaid asset to the extent that the prepayment will lead to a reduction in future payments. When the expected future value of the plan assets is below the future expected value of the retirement benefits prescribed under R.A. 7641, otherwise known as “The Retirement Pay Law”, such deficit is accounted for similar to defined benefit accounting. See Note 25 – Employee Benefits – Smart’s Retirement Plan for more details.

Other Long-term Employee Benefits

Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, and 2012 to 2014 Long-term Incentive Plan, or the revised LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, interest cost, actuarial gains and losses and past service costs. Past service costs and actuarial gains and losses are recognized immediately. See Note 25 – Employee Benefits – Other Long-term Employee Benefits for more details.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

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

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in profit or loss.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT except: (1) where the VAT incurred on a purchase of assets or services is not recoverable from the tax authority, in which case, the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and (2) receivables and payables that are stated with the amount of VAT included.

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

New Accounting Standards and Amendments and Interpretations to Existing Standards Effective Subsequent to December 31, 2012

We will adopt the following revised standards, amendments and interpretations to existing standards enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards, amendments and interpretations to IFRS to have a significant impact on our consolidated financial statements.

Effective 2013

Amendments to IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities. These amendments require an entity to disclose information about rights of set–off and related arrangements (such as collateral agreements). The new disclosures are required for all recognized financial instruments that are set–off in accordance with IAS 32, Financial Instruments: Presentation – Tax Effect of Distribution to Holders of Equity Instruments. These disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or “similar arrangement”, irrespective of whether they are set–off in accordance with IAS 32. The amendments require entities to disclose, in a tabular format unless another format is more appropriate, the following minimum quantitative information, presented separately for financial assets and financial liabilities recognized at the end of the reporting period: (a) the gross amounts of those recognized financial assets and recognized financial liabilities; (b) the amounts that are set–off in accordance with the criteria in IAS 32 when determining the net amounts presented in the statement of financial position; (c) the net amounts presented in the statement of financial position; (d) the amounts subject to an enforceable master netting arrangement or similar agreement that are not otherwise included in (b) above, including: (i) amounts related to recognized financial instruments that do not meet some or all of the offsetting criteria in IAS 32; and (ii) amounts related to financial collateral (including cash collateral); and (e) the net amount after deducting the amounts in (d) from the amounts in (c) above.

The amendments to IFRS 7 are to be applied retrospectively for annual periods beginning on or after January 1, 2013. The amendment affects disclosures only and has no impact on our financial position or performance.

IFRS 10, Consolidated Financial Statements. IFRS 10 replaces the portion of IAS 27, Consolidated and Separate Financial Statements, which addresses the accounting for consolidated financial statements. It also includes the issues raised in Standards Interpretation Committee, or SIC, 12, Consolidation – Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The standard becomes effective for annual periods beginning on or after January 1, 2013.

Based on the reassessment of control following the provisions of IFRS, the adoption of this revised standard will have no impact on our consolidated financial statements.

IFRS 11, Joint Arrangements. IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities, or JCEs, using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The standard becomes effective for annual periods beginning on or after January 1, 2013.

Based on our reassessment, the adoption of this revised standard will have no impact on our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28, Investments in Associates. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after January 1, 2013.

We expect a more comprehensive disclosure about our interest in subsidiaries, joint arrangements, and associates upon adoption.

IFRS 13, Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. This standard becomes effective for annual periods beginning on or after January 1, 2013.

We are currently assessing the impact that this standard will have on our financial position and performance, but based on our preliminary assessment, the impact is expected to be immaterial.

Revised IAS 19, Employee Benefits. Amendments to IAS 19 range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendment becomes effective for annual periods beginning on or after January 1, 2013. Once effective, we will apply the amendments retroactively to the earliest period presented.

We reviewed our existing employee benefits and determined that the revised standard has significant impact on our accounting for retirement benefits. We obtained the services of an external actuary to compute the impact on the consolidated financial statements upon adoption of the standard. The effects are detailed below:

	As at December 31,		As at January 1,
	2012	2011	2011
	(in million pesos)
Increase (decrease) in:
Consolidated Statements of Financial Position
Prepaid benefit costs under prepayments – net of current portion	(6,394)	2,828	401
Accrued benefit costs under pension and other employee benefits	160	(58)	(78)
Accrued benefit costs under liabilities directly associated with assets classified as held-for-sale	(18)	—	—
Deferred income tax asset	1,907	(858)	(132)
Other comprehensive income – net of tax	(4,179)	2,100	—
Reserves of a disposal group classified as held-for-sale	45	—	—
Retained earnings	(495)	(72)	347

	For the Years Ended December 31,
	2012	2011
	(in million pesos)
Consolidated Income Statements
Net benefit costs under pension and other employee benefits	244	322
Net benefit income under other income	(190)	(321)
Income tax expense	(128)	(188)
Income after tax from discontinued operations	(117)	36
Profit attributable to equity holders of PLDT	(423)	(419)

Revised IAS 27, Separate Financial Statements. As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, JCEs, and associates in separate financial statements. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

This revised standard will have no impact in our consolidated financial statements.

Revised IAS 28, Investments in Associates and Joint Ventures. As a consequence of the new IFRS 11 and IFRS 12, IAS 28, Investments in Associates, has been renamed IAS 28, Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

This revised standard will have no impact in our consolidated financial statements.

Amendments to IAS 1, Financial Statement Presentation – Presentation of Items of Other Comprehensive Income. The amendments to IAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment becomes effective for annual periods beginning July 1, 2012. The amendment affects presentation only and has therefore no impact on our financial position or performance.

Improvements to IFRSs

The annual improvements to IFRS contain non-urgent but necessary amendments to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2013 and to be applied retrospectively. We will adopt these improvements to IFRS when these become effective.

IFRS 1, First-time Adoption of International Financial Reporting Standards. The amendments clarify that an entity that has stopped applying IFRS may choose to either: (a) re-apply IFRS 1, even if the entity applied IFRS 1 in a previous reporting period; or (b) apply IFRS retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to resume reporting under IFRS. It also clarifies that upon adoption of IFRS, an entity that capitalized borrowing costs in accordance with its previous generally accepted accounting principles may carryforward, without adjustment, the amount previously capitalized in its opening statement of financial position at the date of transition. Such borrowing costs are then recognized in accordance with IAS 23, Borrowing Costs. The amendment will have no impact on our financial position or performance.

IAS 1, Presentation of Financial Statements – Clarification of the Requirements for Comparative Information. The amendment requires an entity to present a: (a) comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period; and (b) opening statement of financial position when an entity changes its accounting policies, makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position. The opening statement will be at the beginning of the preceding period. The amendment has no impact on our financial position or performance.

IAS 16, Property, Plant and Equipment – Classification of Servicing Equipment. The amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. We are currently assessing the potential impact of this improvement to IAS 16 on our financial position or performance.

IAS 32, Financial Instruments: Presentation – Tax Effect of Distribution to Holders of Equity Instruments. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply requirements in IAS 12, Income Taxes, to any income tax arising from distributions to equity holders. The amendment will have no impact on our financial position or performance.

IAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities. The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirement in IFRS 8, Operating Segments. We are currently assessing the impact of the amendments to IAS 34 on our financial position or performance.

Effective 2014

Amendments to IFRS 10, Consolidated Financial Statements – Investment Entities. The amendments require a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss instead of consolidating them. New disclosure requirements relating to investment entities were added in IFRS 12 and IAS 27. The amendments to IFRS 10 are to be applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to IFRS 10 on our financial position or performance.

Amendments to IFRS 12, Disclosure of Interests in Other Entities – Investment Entities. The amendments require a parent that is an investment entity to disclose information about significant judgments and assumptions it has made in determining that it is an investment entity, as well as and any changes thereto. A parent that is an investment entity is also required to disclose certain information on unconsolidated subsidiaries, which are accounted for at fair value through profit and loss. The amendments to IFRS 12 are to be applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to IFRS 12 on our financial position or performance.

Amendments to IAS 27, Separate Financial Statements – Investment Entities. The amendments require a parent that is an investment entity and does not consolidate its subsidiaries in accordance with the exceptions of IFRS 10, to present a separate financial statement as its only financial statement. The amendments to IAS 27 are to be applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to IAS 27 on our financial position or performance.

Amendments to IAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments to IAS 32 clarify the meaning of “currently has a legally enforceable right to set- off” and also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. While the amendment is expected not to have any impact on our net assets, any changes in offsetting are expected to impact leverage ratios and regulatory capital requirements. The amendments to IAS 32 are to be retrospectively applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to IAS 32 on our financial position or performance.

Effective 2015

IFRS 9, Financial Instruments: Classification and Measurement. IFRS 9 as issued reflects the first phase on the replacement of IAS 39 and applies to the classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, hedge accounting and impairment of financial assets will be addressed with the completion of this project.

We have made an evaluation of the impact of the adoption of this standard. We decided not to early adopt IFRS 9 for our 2012 reporting ahead of its effectivity date on January 1, 2015, therefore, the consolidated financial statements as at and for the year ended December 31, 2012 do not reflect the impact of the said standard.

Only financial assets and liabilities will be affected by the standard and based on this evaluation, loans and receivables (consisting of short-term placements, trade and other receivables, and advances), investment in debt securities and other long-term investments, and financial liabilities (consisting of accounts payable, accrued expenses, customers’ deposits, deferred credits, long-term debt, notes payable, obligations under finance leases, and dividends payable), which are carried at amortized cost will not be significantly affected. Upon adoption, these financial instruments shall continue to be carried at their amortized cost, thus, will have no significant financial impact to our financial position and performance. For the derivative financial assets and liabilities, we will still carry them at fair value through profit and loss. For our current available-for-sale investments which are composed of equity investments carried at fair value, we plan to classify these items at fair value through other comprehensive income and will continue to measure these investments at fair value to be presented in other comprehensive income, thus, this has no significant financial impact to our financial position and performance.

We shall conduct another impact evaluation in 2013 using the consolidated financial statements as at and for the year ended December 31, 2012.

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

Assets held-for-sale and discontinued operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment was available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer, and should the negotiation with the potential buyer not lead to a sale, we expect to be able to seek other sale opportunities as a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. Thus, we adjusted the comparative consolidated income statements for the years ended December 31, 2011 and 2010 to present the results of operations of our BPO segment as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. The sale of the 398 million common shares will be executed in four tranches, and is expected to be completed by the end of 2013. Thus, the investment in Philweb was classified as assets held-for-sale as at December 31, 2012. See Note 10 – Investments in Associates and Joint Ventures and Deposit – Investment in Philweb and Note 27 – Financial Assets and Liabilities – ePLDT Group.

Classifying HTM investments

The classification of financial assets to HTM investments requires significant judgment. In making this judgment, PLDT Group evaluates its intention and ability to hold such investments to maturity. If PLDT Group fails to keep these investments to maturity, it will be required to reclassify the entire portfolio as part of available-for-sale financial investments. The investments would thereafter be measured at fair value and not at amortized cost.

Our investments in certain quoted debt securities are classified as HTM investments. See Note 11 – Investment in Debt Securities and Other Long-term Investments.

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

As a result of the internal reorganization within PLDT wherein BPO is now classified as an independent operating segment under SPi Global, management undertook a review of the functional currency exposures of SPi Global and certain of its subsidiaries in December 2011. Based on management’s assessment, SPi Global and SPi CRM’s new currency exposures are now largely U.S. dollars. Based on the aforementioned consideration, which is set forth in IAS 21, The Effects of Changes in Foreign Exchange Rates, SPi Global and SPi CRM commenced adopting U.S. dollars as its functional currency on December 6, 2011. See discussions in Note 2 – Summary of Significant Accounting Policies – Foreign Currency Transactions and Translations and Note 4 – Operating Segment Information.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on IAS 17, Leases. Total lease expense arising from operating leases from continuing operations amounted to Php5,860 million, Php3,938 million and Php3,699 million for the years ended December 31, 2012, 2011 and 2010, respectively, while that from discontinued operations amounted to Php263 million, Php224 million and Php271 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total finance lease obligations from continuing operations amounted to Php18 million and Php14 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php7 million and Php15 million as at December 31, 2012 and 2011, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 27 – Financial Assets and Liabilities – Liquidity Risk.

PLDT’s acquisition of Digitel

Our acquisition of 51.6% equity interest in Digitel and the mandatory tender offer for the Digitel shares held by the public or noncontrolling shareholders were accounted for as linked transactions and as a single business combination due to the following: (a) the price per share offered to remaining noncontrolling interest is fixed and the same price as what we offered to acquire the controlling interest of JGSHI; (b) the remaining noncontrolling shareholders of Digitel did not negotiate to receive the offer; (c) although the offer was initiated by PLDT, it stemmed from a regulatory requirement triggered by the acquisition of controlling interest in Digitel; and (d) the offer period is relatively short period of time.

As the acquisition of 51.6% equity interest and the mandatory tender offer were accounted for as linked transactions, we accounted for the business combination as if we have acquired 100% equity interest at the closing date of the transaction on October 26, 2011. A mandatory tender offer option liability is recognized and treated as part of consideration transferred in addition to the fair value of PLDT common shares issued to JGSHI. At the end of the tender offer period on January 16, 2012, the mandatory tender offer option liability is derecognized and corresponding settlement either in shares or in cash is recorded for those who opted for the mandatory tender offer. For the portion of mandatory tender offer option liability that expires unexercised, the mandatory tender offer option liability is derecognized and noncontrolling interest is set-up measured as of the date of acquisition. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

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

In December 2011, Smart recognized full impairment provision of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program, which was discussed and approved by Smart’s Board of Directors on February 28, 2011 and have been identified for replacement. The full impairment provision recognized represents the net book value of these network equipment and facilities. See Note 9 – Property, Plant and Equipment – Impairment of Certain Network Equipment and Facilities of Smart.

In December 2012, DMPI recognized an impairment loss of Php2,881 million pertaining to the net book values of certain identified network equipment and facilities that are affected by the unified wireless strategy as the overall business of DMPI became anchored on PLDT’s wireless business unit, Smart. The network modernization program resulted in network impairment of DMPI due to advancement in technologies. See Note 9 – Property, Plant and Equipment – Impairment of Certain Network Equipment and Facilities of DMPI.

Total asset impairment on noncurrent assets from continuing operations amounted Php2,896 million, Php8,514 million and Php478 million for the years ended December 31, 2012, 2011 and 2010, respectively, while that from discontinued operations amounted to nil, Php3 million and Php1,018 million for the years ended December 31, 2012, 2011 and 2010, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 –Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property, Plant and Equipment.

The carrying values of our property, plant and equipment, investments in associates and joint ventures and deposit, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18, respectively.

Estimating useful lives of property, plant and equipment and intangible assets with finite life

We estimate the useful lives of each items of our property, plant and equipment and intangible assets with finite life based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment and intangible assets with finite life is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment and intangible assets with finite life are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment and intangible assets with finite life would increase our recorded depreciation and amortization and decrease our property, plant and equipment and intangible assets.

The total depreciation and amortization of property, plant and equipment from continuing operations amounted to Php32,354 million, Php27,539 million and Php25,881 million for the years ended December 31, 2012, 2011 and 2010, respectively, while that from discontinued operations amounted to Php466 million, Php418 million and Php396 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization from continuing operations, amounted to Php200,078 million and Php200,142 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php1,529 million as at December 31, 2012.

The total amortization of intangible assets from continuing operations amounted to Php921 million, Php117 million and Php163 million for the years ended December 31, 2012, 2011 and 2010, respectively, while that from discontinued operations amounted to Php180 million, Php147 million and Php225 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total carrying values of intangible assets from continuing operations amounted to Php7,505 million and Php8,698 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php354 million as at December 31, 2012.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 9 – Property, Plant and Equipment and Note 14 – Goodwill and Intangible Assets.

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

Net gains from fair value adjustments charged to profit or loss amounted to Php21 million, Php26 million and Php6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total carrying values of our investment properties amounted to Php712 million and Php1,115 million as at December 31, 2012 and 2011, respectively. See Note 12 – Investment Properties.

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

The total amortization of intangible assets from continuing operations amounted to Php921 million, Php117 million and Php163 million for the years ended December 31, 2012, 2011 and 2010, respectively, while that from discontinued operations amounted to Php180 million, Php147 million and Php225 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total carrying values of goodwill and intangible assets from continuing operations amounted to Php74,250 million and Php83,303 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php7,033 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD method, and assess the future tax consequences for the recognition of deferred income tax assets. Based on Smart and SBI’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php15,351 million and Php16,098 million as at December 31, 2012 and 2011, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php3,655 million and Php4,240 million as at December 31, 2012 and 2011, respectively. Total consolidated benefit from deferred income tax from continuing operations amounted to Php957 million and Php986 million for the years ended December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php28 million and Php275 million for the years ended December 31, 2012 and 2011, respectively. Total consolidated provision for deferred income tax amounted to Php1,341 million for the year ended December 2010 from continuing operations, while that from discontinued operations amounted to Php64 million. Total consolidated net deferred income tax assets from continuing operations amounted to Php5,483 million and Php5,975 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php214 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there was an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

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

Total provision for doubtful accounts for trade and other receivables from continuing operations recognized in our consolidated income statements amounted to Php2,175 million, Php1,543 million and Php834 million for the years ended December 31, 2012, 2011 and 2010, respectively, while that from discontinued operations amounted to Php3 million, Php6 million and Php1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Trade and other receivables, net of allowance for doubtful accounts, from continuing operations amounted to Php16,379 million and Php16,245 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php2,704 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

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

Total write-down of inventories and supplies amounted to Php215 million, Php143 million and Php108 million for the years ended December 31, 2012, 2011 and 2010, respectively. The carrying values of inventories and supplies amounted to Php3,467 million and Php3,827 million as at December 31, 2012 and 2011, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 17 – Inventories and Supplies.

Estimation of pension benefit costs and other employee benefits

The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 – Employee Benefits. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These excess actuarial gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs from continuing operations amounted to Php74 million and Php186 million for the years ended December 31, 2012 and 2010, respectively, and total consolidated pension benefit income amounted to Php82 million for the year ended December 31, 2011, while net consolidated pension benefit costs from discontinued operations amounted to Php53 million, Php44 million and Php50 million for the years ended December 31, 2012, 2011 and 2010, respectively. Unrecognized net actuarial losses from continuing operations amounted to Php6,554 million as at December 31, 2012, while that from discontinued operations amounted to Php18 million. Unrecognized net actuarial gains from continuing operations amounted to Php2,886 million as at December 31, 2011. The prepaid benefit costs from continuing operations amounted to Php7,864 million and Php5,654 million as at December 31, 2012 and 2011, respectively. The accrued benefit costs from continuing operations amounted to Php331 million and Php496 million as at December 31, 2012 and 2011, respectively, while that from discontinued operations amounted to Php224 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Employee Benefits – Defined Benefit Pension Plans.

The 2010 to 2012 LTIP, covering the period from January 1, 2010 to December 31, 2012, was presented to and approved by the Executive Compensation Committee, or ECC, and the Board of Directors, and was based on profit targets for the covered performance cycle. The cost of 2010 to 2012 LTIP was determined using the projected unit credit method based on prevailing discount rates and profit targets. Total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at December 31, 2010, but based on our projections in 2011, the profit targets for the covered performance cycle were no longer achievable, thus, the accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. We currently do not expect to make any payouts under the 2010 to 2012 LTIP. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs and liability recognized as at and for the year ended December 31, 2012 amounted to Php1,491 million. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,543 million and Php2,107 million as at December 31, 2012 and 2011, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

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

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

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

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with IAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

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

Total fair values of financial assets and liabilities as at December 31, 2012 amounted to Php68,961 million and Php234,828 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2011 amounted to Php72,002 million and Php216,443 million, respectively. See Note 27 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group), which operating results are regularly reviewed by the chief operating decision maker, or our Management Committee, to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have four reportable operating segments, as follows:

•

Wireless – wireless telecommunications services provided by Smart, CURE (the Red Mobile business of CURE was transferred to Smart on June 30, 2012), and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; SBI and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and Digitel, all of which together account for approximately 13% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT, IPCDSI and AGS Group; and netGames; and bills printing and other VAS-related services provided by ePDS;

•	BPO – knowledge processing solutions provided by the SPi Group; and customer relationship management provided by SPi CRM, SGIL Group and Infocom; and

•	Others – PCEV, an investment company.

See Note 2 – Summary of Significant Accounting Policies, and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests, for further discussion.

On October 26, 2011, we acquired Digitel Group with the following effects on our operating segments: (i) the addition of DMPI to our wireless business; and (ii) the addition of Digitel to our fixed line business. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand.

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

On July 5, 2011, our Board of Directors approved to spin-off SPi and SPi CRM from ePLDT and transferred the ownership of SPi Global to PLDT, and to place both SPi and SPi CRM under SPi Global. Subsequently, the Board of Directors decided to include Infocom in the spin-off. The reorganization was completed on December 6, 2011.

PCEV transferred its cellular business to Smart in August 2009 and acquired 223 million common shares, or about 20% equity interest, in Manila Electric Company, or Meralco, in March 2010. PCEV acquired 50% equity interest in Beacon Electric Asset Holdings, Inc., or Beacon, on March 30, 2010 and subsequently transferred 154.2 million and 68.8 million Meralco common shares to Beacon on May 12, 2010 and October 25, 2011, respectively. As a result, PCEV became an investment company and was reclassified from Wireless to Others business segment.

As at December 31, 2012, our chief operating decision maker views our business activities in four business units: Wireless, Fixed Line, BPO and Others. The BPO business unit was classified as disposal group held-for-sale and discontinued operations, see Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations. The remaining ICT businesses, which did not form part of our BPO, were reclassified into our fixed line segment.

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

Adjusted EBITDA for the year is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses).

Adjusted EBITDA margin for the year is measured as Adjusted EBITDA divided by service revenues.

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

Core earnings per common share, or core EPS, for the year is measured as core income divided by the weighted average number of common shares. See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

Adjusted EBITDA, Adjusted EBITDA margin, core income and core EPS are non-IFRS measures.

The amount of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in the consolidated financial statement, which is in accordance with IFRS.

The segment revenues, net income for the year, assets, liabilities, and other segment information of our reportable operating segments as at and for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Wireless	Fixed Line	BPO	Others	Inter-segment Transactions	Consolidated	Discontinued Operations	Continuing Operations
	(in million pesos)
December 31, 2012
Revenues
External customers:	111,068	52,416	9,142	—	—	172,626	9,142	163,484
Service revenues (Notes 2 and 3)	108,915	51,274	9,142	—	—	169,331	9,142	160,189
Non-service revenues (Notes 3 and 5)	2,153	1,142	—	—	—	3,295	—	3,295
Inter-segment transactions:	8,524	10,074	757	—	(19,355)	—	—	—
Service revenues (Note 3)	8,524	9,989	757	—	(19,270)	—	—	—
Non-service revenues (Notes 3 and 5)	—	85	—	—	(85)	—	—	—

Total revenues	119,592	62,490	9,899	—	(19,355)	172,626	9,142	163,484

Results
Depreciation and amortization (Notes 3 and 9)	19,000	13,354	466	—	—	32,820	466	32,354
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	4,218	1,068	3	—	—	5,289	3	5,286
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(78)	108	—	1,508	—	1,538	—	1,538
Interest income (Notes 2 and 5)	565	883	16	76	(170)	1,370	16	1,354
Financing costs – net (Notes 2, 5, 9, 20 and 27)	2,683	4,363	24	—	(170)	6,900	24	6,876
Provision for (benefit from) income tax (Notes 3 and 7)	8,094	(89)	428	7	—	8,440	428	8,012
Net income / Segment profit	24,468	5,471	1,129	4,333	—	35,401	660	34,741
Adjusted EBITDA	54,433	20,304	2,067	(18)	472	77,258	1,626	75,632
Adjusted EBITDA margin	46%	33%	21%	—	—	46%	18%	47%
Core income	25,685	6,087	1,137	4,424	—	37,333	668	36,665

Assets and liabilities
Operating assets	206,820	224,308	13,003	9,979	(76,416)	377,694	12,900	364,794
Investments in associates and joint ventures and deposit (Notes 3, 5 and 10)	54	6,222	—	20,801	—	27,077	—	27,077
Deferred income tax assets – net (Notes 3 and 7)	754	4,729	214	—	—	5,697	214	5,483

Total assets	207,628	235,259	13,217	30,780	(76,416)	410,468	13,114	397,354

Operating liabilities	139,251	173,200	3,023	4,788	(64,896)	255,366	2,482	252,884
Deferred income tax liabilities – net (Notes 3 and 7)	4,918	795	147	—	—	5,860	147	5,713

Total liabilities	144,169	173,995	3,170	4,788	(64,896)	261,226	2,629	258,597

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	22,058	13,726	612	—	—	36,396	—	36,396

December 31, 2011 (As Adjusted – Notes 2 and 13)
Revenues(1)

	Wireless	Fixed Line	BPO	Others	Inter-segment Transactions	Consolidated	Discontinued Operations	Continuing Operations
	(in million pesos)
External customers:	97,984	50,495	8,124	—	—	156,603	8,124	148,479
Service revenues (Notes 2 and 3)	96,515	49,319	8,124	—	—	153,958	8,124	145,834
Non-service revenues (Notes 3 and 5)	1,469	1,176	—	—	—	2,645	—	2,645
Inter-segment transactions:	5,554	9,511	464	—	(15,529)	—	—	—
Service revenues (Note 3)	5,554	9,466	464	—	(15,484)	—	—	—
Non-service revenues (Notes 3 and 5)	—	45	—	—	(45)	—	—	—

Total revenues	103,538	60,006	8,588	—	(15,529)	156,603	8,124	148,479

Results(1)
Depreciation and amortization (Notes 3 and 9)	14,295	13,244	418	—	—	27,957	418	27,539
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	9,197	1,003	9	—	—	10,209	9	10,200
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(115)	307	—	1,843	—	2,035	—	2,035
Interest income (Notes 2 and 5)	677	590	15	90	—	1,372	15	1,357
Financing costs – net (Notes 2, 5, 9, 20 and 27)	2,744	3,710	37	—	—	6,491	37	6,454
Provision for income tax (Notes 3 and 7)	8,429	2,491	118	2	—	11,040	118	10,922
Net income / Segment profit	22,366	6,302	984	1,985	—	31,637	831	30,806
Adjusted EBITDA	55,393	22,675	1,558	(11)	344	79,959	1,412	78,547
Adjusted EBITDA margin	54%	39%	18%	—	—	52%	17%	54%
Core income	29,903	5,765	906	2,461	—	39,035	753	38,282

Assets and liabilities(2)
Operating assets	136,821	281,770	13,211	9,982	(65,802)	375,982	—	375,982
Investments in associates and joint ventures and deposit (Notes 3, 5 and 10)	—	1,272	—	16,593	—	17,865	—	17,865
Deferred income tax assets – net (Notes 3 and 7)	1,071	4,672	232	—	—	5,975	—	5,975

Total assets	137,892	287,714	13,443	26,575	(65,802)	399,822	—	399,822

Operating liabilities	133,344	190,569	3,277	754	(87,419)	240,525	—	240,525
Deferred income tax liabilities – net (Notes 3 and 7)	1,158	1,363	107	—	4,450	7,078	—	7,078

Total liabilities	134,502	191,932	3,384	754	(82,969)	247,603	—	247,603

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)(1)	17,152	13,654	400	1	—	31,207	—	31,207

December 31, 2010 (As Adjusted – Note 2)
Revenues(1)
External customers:	100,490	50,324	7,573	—	—	158,387	7,573	150,814
Service revenues (Notes 2 and 3)	99,133	49,464	7,573	—	—	156,170	7,573	148,597
Non-service revenues (Notes 3 and 5)	1,357	860	—	—	—	2,217	—	2,217
Inter-segment transactions:	4,891	9,834	539	—	(15,264)	—	—	—
Service revenues (Note 3)	4,891	9,661	539	—	(15,091)	—	—	—
Non-service revenues (Notes 3 and 5)	—	173	—	—	(173)	—	—	—

Total revenues	105,381	60,158	8,112	—	(15,264)	158,387	7,573	150,814

Results(1)
Depreciation and amortization (Notes 3 and 9)	13,243	12,638	396	—	—	26,277	396	25,881
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	824	596	1,018	—	—	2,438	1,018	1,420
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(7)	186	—	1,229	—	1,408	—	1,408
Interest income (Notes 2 and 5)	551	499	20	147	(17)	1,200	20	1,180
Financing costs – net (Notes 2, 5, 9, 20 and 27)	2,681	3,864	168	2	(17)	6,698	168	6,530
Provision for (benefit from) income tax (Notes 3 and 7)	11,413	2,076	(64)	1	—	13,426	(64)	13,490
Net income / Segment profit	34,025	5,145	(262)	1,351	—	40,259	(485)	40,744
Adjusted EBITDA	58,964	23,047	1,270	(19)	455	83,717	1,057	82,660
Adjusted EBITDA margin	57%	39%	16%	—	—	54%	14%	56%
Core income	33,352	5,845	765	2,066	—	42,028	542	41,486

Assets and liabilities
Operating assets	109,253	213,058	11,487	2,599	(87,895)	248,502	—	248,502
Investments in associates and joint ventures and deposit (Notes 3, 5 and 10)	104	928	—	22,171	—	23,203	—	23,203
Deferred income tax assets – net (Notes 3 and 7)	41	6,058	11	—	—	6,110	—	6,110

Total assets	109,398	220,044	11,498	24,770	(87,895)	277,815	—	277,815

Operating liabilities	95,971	106,295	15,218	923	(39,076)	179,331	—	179,331
Deferred income tax liabilities – net (Notes 3 and 7)	596	23	177	—	303	1,099	—	1,099

Total liabilities	96,567	106,318	15,395	923	(38,773)	180,430	—	180,430

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)(1)	16,958	11,339	468	1	—	28,766	—	28,766

(1)

The December 31, 2011 and 2010 segment profit or loss were adjusted to reflect the discontinued operations of the BPO segment. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

(2)

The December 31, 2011 comparative segment assets and liabilities was adjusted to reflect the adjustment to the provisional amounts used in the purchase price allocation in relation to the acquisition of Digitel. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

The following table shows the reconciliation of our consolidated Adjusted EBITDA to our consolidated net income for the years ended December 31, 2012, 2011 and 2010:

	2012			2011 (As adjusted – Note 2)			2010 (As adjusted – Note 2)
	Continuing Operations	Discontinued Operations	Consolidated	Continuing Operations	Discontinued Operations	Consolidated	Continuing Operations	Discontinued Operations	Consolidated
	(in million pesos)
Consolidated Adjusted EBITDA	75,632	1,626	77,258	78,547	1,412	79,959	82,660	1,057	83,717
Foreign exchange gains (losses) – net (Notes 2, 9 and 27)	3,282	(39)	3,243	(735)	(9)	(744)	1,850	(43)	1,807
Equity share in net earnings of associates and joint ventures (Note 10)	1,538	—	1,538	2,035	—	2,035	1,408	—	1,408
Interest income (Notes 2, 5 and 15)	1,354	16	1,370	1,357	15	1,372	1,180	20	1,200
Amortization of intangible assets (Notes 3 and 14)	(921)	(180)	(1,101)	(117)	(147)	(264)	(163)	(225)	(388)
Gains (losses) on derivative financial instruments – net (Notes 2 and 27)	(2,009)	28	(1,981)	201	(4)	197	(1,741)	—	(1,741)
Asset impairment on noncurrent assets (Notes 3 and 5)	(2,896)	—	(2,896)	(8,514)	(3)	(8,517)	(478)	(1,018)	(1,496)
Financing costs – net (Notes 2, 5, 9, 20 and 27)	(6,876)	(24)	(6,900)	(6,454)	(37)	(6,491)	(6,530)	(168)	(6,698)
Depreciation and amortization (Notes 3 and 9)	(32,354)	(466)	(32,820)	(27,539)	(418)	(27,957)	(25,881)	(396)	(26,277)
Other income (Notes 2 and 18)	6,003	127	6,130	2,947	140	3,087	1,929	224	2,153

Consolidated income (loss) before income tax (Note 2)	42,753	1,088	43,841	41,728	949	42,677	54,234	(549)	53,685
Provision for income (benefit from) tax (Notes 2, 3 and 7)	8,012	428	8,440	10,922	118	11,040	13,490	(64)	13,426

Consolidated net income (loss) (Note 2)	34,741	660	35,401	30,806	831	31,637	40,744	(485)	40,259

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2012, 2011 and 2010:

	2012			2011 (As adjusted – Note 2)			2010 (As adjusted – Note 2)
	Continuing Operations	Discontinued Operations	Consolidated	Continuing Operations	Discontinued Operations	Consolidated	Continuing Operations	Discontinued Operations	Consolidated
	(in million pesos)
Consolidated core income	36,665	668	37,333	38,282	753	39,035	41,486	542	42,028
Foreign exchange gains (losses) – net (Notes 2, 9 and 27)	3,282	(39)	3,243	(741)	(9)	(750)	1,862	(43)	1,819
Core income adjustment on equity share in net earnings of associates and joint ventures	(91)	—	(91)	(476)	—	(476)	(699)	—	(699)
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Notes 2 and 27)	(1,689)	28	(1,661)	564	(4)	560	(1,307)	—	(1,307)
Asset impairment on noncurrent assets – net of share of noncontrolling interests (Notes 3,5 and 9)	(2,896)	—	(2,896)	(8,514)	(3)	(8,517)	(474)	(1,018)	(1,492)
Others	—	—	—	143	90	233	—	—	—
Net tax effect of aforementioned adjustments	(477)	3	(474)	1,608	4	1,612	(166)	34	(132)

Net income (loss) attributable to equity holders of PLDT (Notes 6 and 8)	34,794	660	35,454	30,866	831	31,697	40,702	(485)	40,217
Net income (loss) attributable to noncontrolling interests	(53)	—	(53)	(60)	—	(60)	42	—	42

Consolidated net income (loss)	34,741	660	35,401	30,806	831	31,637	40,744	(485)	40,259

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2012, 2011 and 2010:

	2012 Basic			2012 Diluted
	Continuing Operations	Discontinued Operations	Consolidated	Continuing Operations	Discontinued Operations	Consolidated
Consolidated core EPS	169.47	3.09	172.56	169.47	3.09	172.56
Adjustments:
Foreign exchange gains (losses) – net (Notes 9 and 27)	10.63	(0.12)	10.51	10.63	(0.12)	10.51
Core income adjustment on equity share in net earnings of associates and joint ventures (Note 10)	(0.42)	—	(0.42)	(0.42)	—	(0.42)
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Note 27)	(5.48)	0.09	(5.39)	(5.48)	0.09	(5.39)
Asset impairment on noncurrent assets – net of share of noncontrolling interests (Notes 3, 5 and 9)	(13.40)	—	(13.40)	(13.40)	—	(13.40)

	(8.67)	(0.03)	(8.70)	(8.67)	(0.03)	(8.70)

EPS attributable to common equity holder of PLDT (Notes 2 and 8)	160.80	3.06	163.86	160.80	3.06	163.86

	2011 Basic (As adjusted – Note 2)			2011 Diluted (As adjusted – Note 2)
	Continuing Operations	Discontinued Operations	Consolidated	Continuing Operations	Discontinued Operations	Consolidated
Consolidated core EPS	197.65	3.93	201.58	197.48	3.93	201.41
Adjustments:
Losses (gains) on derivative financial instruments – net, excluding hedge cost (Note 27)	2.06	(0.01)	2.05	2.07	(0.02)	2.05
Core income adjustment on equity share in net earnings of associates and joint ventures (Note 10)	(2.48)	—	(2.48)	(2.48)	—	(2.48)
Foreign exchange losses – net (Notes 9 and 27)	(2.68)	(0.03)	(2.71)	(2.68)	(0.03)	(2.71)
Asset impairment on noncurrent assets – net of share of noncontrolling interests (Notes 3, 5 and 9)	(36.47)	(0.02)	(36.49)	(36.44)	(0.02)	(36.46)
Others	0.82	0.47	1.29	0.82	0.47	1.29

	(38.75)	0.41	(38.34)	(38.71)	0.40	(38.31)

EPS attributable to common equity holder of PLDT (Notes 2 and 8)	158.90	4.34	163.24	158.77	4.33	163.10

	2010 Basic (As adjusted – Note 2)			2010 Diluted (As adjusted – Note 2)
	Continuing Operations	Discontinued Operations	Consolidated	Continuing Operations	Discontinued Operations	Consolidated
Consolidated core EPS	219.65	2.90	222.55	219.65	2.90	222.55
Adjustments:
Foreign exchange gains (losses) – net (Notes 9 and 27)	6.86	(0.05)	6.81	6.86	(0.05)	6.81
Core income adjustment on equity share in net earnings of associates and joint ventures (Note 10)	(3.74)	—	(3.74)	(3.74)	—	(3.74)
Gains on derivative financial instruments – net, excluding hedge cost (Note 27)	(4.90)	—	(4.90)	(4.90)	—	(4.90)
Asset impairment on noncurrent assets – net of share of noncontrolling interests (Notes 3, 5 and 9)	(2.42)	(5.45)	(7.87)	(2.42)	(5.45)	(7.87)

	(4.20)	(5.50)	(9.70)	(4.20)	(5.50)	(9.70)

EPS attributable to common equity holder of PLDT (Notes 2 and 8)	215.45	(2.60)	212.85	215.45	(2.60)	212.85

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Wireless services
Service revenues:
Cellular	98,947	88,091	90,629
Broadband, satellite and others	9,968	8,424	8,504

	108,915	96,515	99,133
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	2,153	1,469	1,357

Total wireless revenues	111,068	97,984	100,490

Fixed line services
Services revenues:
Local exchange	16,357	15,616	15,739
International long distance	10,552	11,151	11,234
National long distance	4,678	5,218	6,471
Data and other network	18,975	16,426	14,290
Miscellaneous	712	908	1,730

	51,274	49,319	49,464
Non-service revenues:
Sale of computers	551	658	342
Point-product-sales	591	518	518

Total fixed line revenues	52,416	50,495	50,324

Total revenues from continuing operations	163,484	148,479	150,814

BPO services – Discontinued operations
Service revenues:
Knowledge processing solutions	6,594	5,721	5,289
Customer relationship management	2,548	2,403	2,284

Total revenues from discontinued operations (Note 2)	9,142	8,124	7,573

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

In each of the years ended December 31, 2012, 2011 and 2010, no revenue transactions with a single external customer had accounted for 10% or more of our consolidated revenues from external customers.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	2,704	2,127	1,699
Point-product-sales	591	518	518

(Note 4)	3,295	2,645	2,217

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Salaries and other employee benefits	17,462	14,718	15,485
Manpower rightsizing program, or MRP	3,808	132	2,107
Incentive plans (Notes 3 and 25)	1,491	—	1,370
Pension benefit costs (Notes 3 and 25)	281	239	186

	23,042	15,089	19,148

Over the past years, we have been implementing MRP in line with our continuing efforts to reduce the cost base of our businesses. The total MRP cost charged to operations amounted to Php3,808 million, Php132 million and Php2,107 million for the years ended December 31, 2012, 2011 and 2010, respectively. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

Cost of sales for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	8,074	4,851	4,061
Cost of point-product-sales	593	487	588
Cost of satellite air time and terminal units (Note 24)	80	105	122

	8,747	5,443	4,771

Asset Impairment

Asset impairment for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Property, plant and equipment (Notes 3 and 9)	2,881	8,470	116
Trade and other receivables (Notes 3 and 16)	2,175	1,543	834
Inventories and supplies (Notes 3 and 17)	215	143	108
Investments in associates and joint ventures (Notes 3 and 10)	—	44	78
Goodwill and intangible assets (Notes 3 and 14)	—	—	282
Prepayment and others	15	—	2

	5,286	10,200	1,420

Interest Income

Interest income for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Interest income on other loans and receivables	1,310	1,321	1,113
Interest income on HTM investments (Note 11)	31	31	30
Interest income on FVPL	13	5	37

(Note 4)	1,354	1,357	1,180

Financing Costs – net

Financing costs – net for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	6,319	5,948	6,177
Accretion on financial liabilities (Notes 20 and 27)	1,053	1,037	1,013
Financing charges	418	117	50
Capitalized interest (Note 9)	(914)	(648)	(710)

(Note 4)	6,876	6,454	6,530

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Foreign currency translation differences of subsidiaries	Net gains on available-for-sale financial investments – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Total other comprehensive income (loss) attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive income (loss) – net of tax
	(in million pesos)
Balances as at January 1, 2012	(1,024)	52	14	314	(644)	8	(636)
Other comprehensive income (loss)	(795)	23	92	31	(649)	—	(649)
Revaluation increment removed from other comprehensive income taken to retained earnings	—	—	—	(105)	(105)	—	(105)
Discontinued operations (Note 2)	2,250	—	(62)	—	2,188	—	2,188

Balances as at December 31, 2012	431	75	44	240	790	8	798

Balances as at January 1, 2011	(1,639)	49	—	314	(1,276)	(1)	(1,277)
Other comprehensive income	615	3	14	—	632	9	641

Balances as at December 31, 2011	(1,024)	52	14	314	(644)	8	(636)

Balances as at January 1, 2010	(1,044)	27	—	—	(1,017)	165	(852)
Other comprehensive income (loss)	(595)	22	—	314	(259)	(166)	(425)

Balances as at December 31, 2010	(1,639)	49	—	314	(1,276)	(1)	(1,277)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at December 31, 2012 and 2011 are as follows:

	2012	2011
		(As Adjusted – Note 13)
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	5,483	5,975
Net deferred income tax liabilities (Notes 3 and 4)	(5,713)	(7,078)

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2012 and 2011 are as follows:

	2012	2011
		(As Adjusted – Note 13)
	(in million pesos)
Net deferred income tax assets:
Accumulated provision for doubtful accounts	2,379	2,466
Unearned revenues	2,305	2,726
Unamortized past service pension costs	2,244	2,124
Unrealized foreign exchange losses	970	111
Derivative financial instruments	922	768
Provision for other assets	367	441
NOLCO	145	326
Accumulated write-down of inventories to net realizable values	135	198
MCIT	33	9
Fixed asset impairment	24	1,469
Capitalized taxes and duties – net of amortization	(65)	(125)
Capitalized foreign exchange differential – net of depreciation	(100)	(231)
Undepreciated capitalized interest charges	(1,964)	(2,624)
Pension and other employee benefits	(2,111)	(1,653)
Others	199	(30)

Total deferred income tax assets	5,483	5,975

Net deferred income tax liabilities:
Intangible assets – net of amortization	3,607	3,725
Unrealized foreign exchange gains	2,049	1,756
Fair value adjustment on fixed assets from business combinations	687	997
Undepreciated capitalized interest charges	82	582
Debt issuance costs	(3)	—
Fixed asset impairment	(28)	—
Others	(681)	18

Total deferred income tax liabilities	5,713	7,078

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2012 and 2011 are as follows:

	2012	2011
		(As Adjusted – Note 13)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the year (Notes 3 and 4)	5,975	6,110
Net deferred income tax liabilities – balance at beginning of the year (Notes 3 and 4)	(7,078)	(1,099)

Net balance at beginning of the year	(1,103)	5,011
Provision for deferred income tax (Note 3)	985	1,261
Movement charged directly to equity	30	—
Discontinued operations (Note 2)	(67)	—
Excess MCIT deducted against RCIT due	—	(446)
Business combinations (Note 13)	—	(6,956)
Others	(75)	27

Net balance at end of the year	(230)	(1,103)

Net deferred income tax assets – balance at end of the year (Notes 3 and 4)	5,483	5,975
Net deferred income tax liabilities – balance at end of the year (Notes 3 and 4)	(5,713)	(7,078)

The analysis of our consolidated net deferred income tax assets as at December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	7,135	8,505
Deferred income tax assets to be recovered within 12 months	2,820	2,541

	9,955	11,046

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,782)	(4,301)
Deferred income tax liabilities to be settled within 12 months	(690)	(770)

	(4,472)	(5,071)

Net deferred income tax assets (Notes 3 and 4)	5,483	5,975

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2012 and 2011 are as follows:

	2012	2011
		(As Adjusted – Note 13)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	835	—
Deferred income tax assets to be recovered within 12 months	263	274

	1,098	274

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(6,173)	(6,982)
Deferred income tax liabilities to be settled within 12 months	(638)	(370)

	(6,811)	(7,352)

Net deferred income tax liabilities (Notes 3 and 4)	(5,713)	(7,078)

Provision for corporate income tax from continuing operations for the years ended December 31, 2012, 2011 and 2010 consists of:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Current	8,969	11,908	12,149
Deferred (Note 3)	(957)	(986)	1,341

	8,012	10,922	13,490

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Provision for (benefit from) income tax at the applicable statutory tax rate:
Continuing operations	12,826	12,519	16,269
Discontinued operations (Note 2)	326	284	(164)

	13,152	12,803	16,105

Tax effects of:
Nondeductible expenses	1,372	520	442
Equity share in net earnings of associates and joint ventures	(461)	(610)	(423)
Losses (income) subject to lower tax rate	(651)	417	450
Income subject to final tax	(933)	(408)	(404)
Income not subject to income tax	(1,853)	(1,090)	(324)
Difference between OSD and itemized deductions	—	(1,578)	(1,759)
Net movement in unrecognized deferred income tax assets and other adjustments	(2,186)	986	(661)

	(4,712)	(1,763)	(2,679)
Actual provision for (benefit from) corporate income tax:
Continuing operations	8,012	10,922	13,490
Discontinued operations (Note 2)	(428)	(118)	64

	8,440	11,040	13,426

On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulations No. 16-2008, which implemented the provisions of Republic Act 9504, or R.A. 9504 on OSD. Under the OSD method of computing taxable income, corporations may elect a standard deduction in an amount equivalent to 40% of gross income, as provided by law, in lieu of the itemized allowed deductions.

Smart and SBI project to use the OSD method for computing the taxable income in the foreseeable future. Certain deferred income tax assets and liabilities of Smart and SBI, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Deferred income tax assets and liabilities, for which the related income and expenses are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming OSD method was applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction that are provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php3,655 million and Php4,240 million as at December 31, 2012 and 2011, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Recognition of Deferred Income Tax Assets and Liabilities.

The breakdown of our consolidated deductible temporary differences, carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Fixed asset impairment	23,881	29,029
NOLCO	8,741	11,372
Provisions for other assets	8,303	6,532
Unearned revenues	5,023	893
Accumulated provision for doubtful accounts	3,177	4,113
Asset retirement obligation	902	627
Accumulated write-down of inventories to net realizable values	167	270
Pension and other employee benefits	155	127
MCIT	133	133
Derivative financial instruments	132	155
Unrealized foreign exchange losses	28	22
Operating lease and others	217	76

	50,859	53,349

Unrecognized deferred income tax assets (Note 3)	15,351	16,098

As at December 31, 2012, Digitel Group’s deferred income tax assets were not recognized because management believes that there is no sufficient income that will be available upon which these can be utilized. Digitel Group’s unrecognized deferred income tax assets amounted to Php15,098 million and Php14,766 million as at December 31, 2012 and 2011, respectively.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2012 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2010	December 31, 2013	24	257
December 31, 2011	December 31, 2014	75	7,646
December 31, 2012	December 31, 2015	67	1,898

		166	9,801

Consolidated tax benefits		166	2,940
Consolidated unrecognized deferred income tax assets		(133)	(2,623)
Discontinued operations (Note 2)		—	(172)

Consolidated recognized deferred income tax assets		33	145

The excess MCIT totaling Php166 million as at December 31, 2012 can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due amounted to Php37 million, Php446 million and Php156 million for the years ended December 31, 2012, 2011 and 2010, respectively. The amount of expired portion of excess MCIT amounted to Php8 million, Php16 million and Php5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

NOLCO totaling Php9,801 million as at December 31, 2012 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php3,989 million, Php827 million and Php445 million for the years ended December 31, 2012, 2011 and 2010, respectively. The amount of expired portion of excess NOLCO amounted to Php425 million, Php330 million and Php95 million for the years ended December 31, 2012, 2011 and 2010, respectively.

There are no income tax consequences attached to the payment of dividends in 2012, 2011 and 2010 by the PLDT Group to its shareholders.

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

Registration with Philippine Economic Zone Authorities, or PEZA

SHI was registered with the PEZA as an Ecozone IT enterprise on a non-pioneer status on July 31, 2009. Under the terms of registration, SHI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting June 2009. SHI availed Php1 million tax incentive in December 2011. However, SHI is in a net loss position in December 2012, hence, no tax incentives were availed from registration with PEZA and BOI.

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

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to Php190 million, Php1,136 million and Php686 million for the years ended December 31, 2012, 2011 and 2010, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010
			(As Adjusted – Note 2)
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Net income attributable to equity holders of PLDT from: Continuing operations	34,794	34,794	30,866	30,866	40,702	40,702
Discontinued operations (Notes 2 and 4)	660	660	831	831	(485)	(485)

Consolidated net income attributable to common shares (Note 4)	35,454	35,454	31,697	31,697	40,217	40,217
Dividends on preferred shares (Note 19)	(52)	(52)	(458)	(458)	(458)	(458)

Consolidated net income attributable to common equity holders of PLDT	35,402	35,402	31,239	31,239	39,759	39,759

	(in thousands, except per share amounts)
Outstanding common shares at beginning of the year	214,436	214,436	186,756	186,756	186,797	186,797
Effect of issuance of common shares during the year (Note 19)	1,619	1,619	4,613	4,613	—	—
Effect of mandatory tender offer for all remaining Digitel shares	—	—	—	164	—	—

Effect of purchase of treasury stock during the year (Note 19)	—	—	—	—	(7)	(7)

Weighted average number of common shares	216,055	216,055	191,369	191,533	186,790	186,790

EPS from continuing operations	160.80	160.80	158.90	158.77	215.45	215.45
EPS from discontinued operations (Note 2)	3.06	3.06	4.34	4.33	(2.60)	(2.60)

EPS attributable to common equity holders of PLDT (Note 4)	Php163.86	Php163.86	Php163.24	Php163.10	Php212.85	Php212.85

Basic EPS amounts are calculated by dividing our consolidated net income for the year attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

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

9.	Property, Plant and Equipment

Changes in property, plant and equipment account for the years ended December 31, 2012 and 2011 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at December 31, 2010
Cost	132,356	89,992	90,574	21,873	38,078	966	9,136	2,405	31,010	416,390
Accumulated depreciation, impairment and amortization	(75,711)	(70,064)	(56,619)	(10,656)	(30,922)	(966)	(7,990)	(278)	—	(253,206)

Net book value	56,645	19,928	33,955	11,217	7,156	—	1,146	2,127	31,010	163,184

Year Ended December 31, 2011 (As Adjusted – Note 13)
Net book value at beginning of the year	56,645	19,928	33,955	11,217	7,156	—	1,146	2,127	31,010	163,184
Additions	1,585	414	3,209	332	1,902	—	315	10	23,469	31,236
Disposals/Retirements	(32)	(77)	(11)	(20)	(183)	—	—	(145)	(2)	(470)

Translation differences charged directly to cumulative translation adjustments	1	—	—	—	4	—	—	—	—	5
Acquisition through business combinations (Note 13)	6,799	1,168	29,062	1,882	932	—	116	476	1,806	42,241
Impairment losses recognized during the year (Note 5)	(5)	(4)	(8,457)	(2)	—	—	(2)	—	—	(8,470)
Reclassifications (Notes 12 and 17)	27	(103)	—	167	30	—	—	269	(17)	373
Transfers	3,774	2,861	3,422	386	1,303	—	159	—	(11,905)	—
Depreciation and amortization (Notes 2, 3 and 4)	(9,311)	(3,602)	(9,862)	(1,379)	(3,294)	—	(508)	(1)	—	(27,957)

Net book value at end of the year (Note 3)	59,483	20,585	51,318	12,583	7,850	—	1,226	2,736	44,361	200,142

As at December 31, 2011 (As Adjusted – Note 13)
Cost	146,430	92,953	119,791	24,299	40,731	966	9,102	3,014	44,361	481,647
Accumulated depreciation, impairment and amortization	(86,947)	(72,368)	(68,473)	(11,716)	(32,881)	(966)	(7,876)	(278)	—	(281,505)

Net book value (Note 3)	59,483	20,585	51,318	12,583	7,850	—	1,226	2,736	44,361	200,142

Year Ended December 31, 2012
Net book value at beginning of the year (Note 3)	59,483	20,585	51,318	12,583	7,850	—	1,226	2,736	44,361	200,142
Additions	2,750	415	8,879	562	2,549	—	387	2	21,144	36,688
Disposals/Retirements	(10)	(5)	(26)	(4)	(74)	—	—	(7)	—	(126)
Translation differences charged directly to cumulative translation adjustments	(2)	(10)	—	(15)	(49)	—	—	—	(7)	(83)
Acquisition through business combinations (Note 13)	112	104	—	45	6	—	—	—	—	267
Impairment losses recognized during the year (Note 5)	(5)	—	(2,876)	—	—	—	—	—	—	(2,881)
Reclassifications (Notes 12 and 17)	1,543	(321)	(3,452)	131	2,438	—	(65)	401	(253)	422
Transfers and others	8,000	4,045	4,227	449	990	—	47	—	(17,758)	—
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income (Note 6)	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(11,380)	(4,130)	(9,678)	(1,493)	(5,606)	—	(532)	(1)	—	(32,820)
Discontinued operations (Note 2)	—	(155)	—	(340)	(694)	—	—	(165)	(175)	(1,529)

Net book value at end of the year (Note 3)	60,491	20,528	48,392	11,916	7,410	—	1,063	2,966	47,312	200,078

As at December 31, 2012
Cost	157,036	95,258	100,935	24,333	42,628	966	9,341	3,224	47,312	481,033
Accumulated depreciation, impairment and amortization	(96,545)	(74,730)	(52,543)	(12,417)	(35,218)	(966)	(8,278)	(258)	—	(280,955)

Net book value (Note 3)	60,491	20,528	48,392	11,916	7,410	—	1,063	2,966	47,312	200,078

Substantially all of our telecommunications equipment are purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, which are principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

Interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php914 million, Php648 million and Php710 million for the years ended December 31, 2012, 2011 and 2010, respectively. See Note 5 – Income and Expenses – Financing Costs. Our undepreciated interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php7,686 million and Php10,357 million as at December 31, 2012 and 2011, respectively. The average interest capitalization rates used were approximately 5%, 4% and 7% for the years ended December 31, 2012, 2011 and 2010, respectively.

Our undepreciated capitalized net foreign exchange losses, which qualified as borrowing costs amounted to Php353 million and Php837 million as at December 31, 2012 and 2011, respectively. There were no additional capitalized foreign exchange differences, which qualified as borrowing costs for the years ended December 31, 2012, 2011 and 2010.

The useful lives of our property, plant and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, furniture and other network equipment	3 – 5 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases, which amounted to Php22 million and Php6 million as at December 31, 2012 and 2011, respectively. See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

Impairment of Certain Network Equipment and Facilities of DMPI

In December 2012, DMPI recognized an impairment loss of Php2,881 million pertaining to the net book values of certain identified network equipment and facilities that are affected by the unified wireless strategy as the overall business of DMPI became anchored on PLDT’s wireless business unit, Smart. See Note 5 – Income and Expenses – Asset Impairment.

The modernization program provided a window to fully align and harmonize Smart and DMPI’s mobile networks. While the alignment is expected to generate savings from synergies in terms of capital expenditures optimization or avoidance and cost efficiencies, it will also result in significant changes in the manner of use of DMPI’s network assets. Certain equipment and facilities that have been rendered impaired will have to be replaced by newer, higher capacity and more power-efficient units that will align DMPI to Smart’s modernized network. DMPI’s equipment and network facilities affected by the unified wireless plan were assessed in terms of their age, compatibility, usability and upgradability under the planned synergy. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment.

Impairment of Certain Network Equipment and Facilities of Smart

In December 2011, Smart recognized full impairment provision of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program, which was discussed and approved by Smart’s Board of Directors on February 28, 2011 and have been identified for replacement. The modernization program is designed to enable the delivery and fulfillment of advanced capabilities to support multimedia services and upcoming technologies in our technology roadmap by substantially expanding capacity, enhancing capabilities and improving quality of experience to meet the increasing demand for cellular, and advanced broadband services in a highly competitive playing field. This program is expected to result to savings in operating expenses, as well as alignment of Smart and Digitel networks. The full impairment provision recognized represents the net book value of these network equipment and facilities. No impairment loss was recognized in 2012. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment and Note 5 – Income and Expenses – Asset Impairment.

10.	Investments in Associates and Joint Ventures and Deposit

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Carrying value of investments in associates:
Pacific Global One Aviation Co., Inc., or PG1	132	155
Digitel Crossing, Inc., or DCI	90	92
Philweb Corporation, or Philweb	—	1,025
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—

	222	1,272

Carrying value of investments in joint ventures:
Beacon	20,801	16,593
Mobile Payment Solutions Pte. Ltd., or MPS	54	—
PLDT Italy S.r.l., or PLDT Italy	—	—

	20,855	16,593

Deposit for future Philippine Depositary Receipts, or PDRs, subscription:
MediaQuest Holdings, Inc., or MediaQuest	6,000	—

Total carrying value of investments in associates and joint ventures and deposit	27,077	17,865

Changes in the cost of investments for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Balance at beginning of the year	18,196	24,636
Additions during the year	2,843	155
Assets classified as held-for-sale	(712)	—
Business combinations (Note 13)	—	(6)
Disposal during the year (including transfer of interests in Meralco to Beacon)	—	(6,589)
Translation and other adjustments	(15)	—

Balance at end of the year	20,312	18,196

Changes in the accumulated impairment losses for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Balance at beginning of the year	1,882	1,974
Impairment (Note 5)	—	44
Impairment recovery	—	(92)
Translation and other adjustments	(5)	(44)

Balance at end of the year	1,877	1,882

Changes in the accumulated equity share in net earnings of associates and joint ventures for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Balance at beginning of the year	1,551	541
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	1,538	2,035
Beacon	1,508	1,267
Philweb*	136	215
DCI	(2)	92
PG1	(26)	—
MPS	(78)	(115)
Meralco	—	576
Dividends	(33)	(519)
Assets classified as held-for-sale	(416)	—
Business combinations (Note 13)	—	(11)
Disposals	—	(402)
Translation and other adjustments	2	(93)

Balance at end of the year	2,642	1,551

*	Represents share in net earnings of Philweb for the six months ended June 30, 2012.

Investments in Associates

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

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in Asia Netcom Philippines Corporation, or ANPC, and Digitel Crossing, Inc., or DCI, respectively. DCI is involved in the business of cable system linking Philippines, United States and other neighboring countries in Asia. ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a Joint Venture Agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively. DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, or JV, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011, Digitel recorded a reversal of impairment loss amounting to Php92 million following recent improvement in the associate’s operations.

Digitel has no control over ANPC despite owning more than half of voting interest because of certain governance matters, and management has assessed that Digitel only has significant influence.

Digitel’s investment in DCI does not qualify as investment in JV as there is no provision for joint control in the JV agreement among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exerciseable by PNPI following the occurrence of a Digitel change in control. As at the date of issuance of this report, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.

Investment of ePLDT in Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb for an aggregate amount of Php503 million, representing 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The unpaid balance of Php50 million which remains outstanding as at December 31, 2011, will be paid upon the lapse of certain post-closing price adjustment periods.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share for an aggregate amount of Php209 million.

On September 22, 2009, PSE approved the change in par value of Philweb shares from Php0.01 to Php1.00. Thus, the total number of shares subscribed by ePLDT reduced to 332 million shares from 33,157 million shares.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 180 Internet Casino Stations nationwide. The market value of ePLDT’s investment in Philweb amounted to Php5,093 million, based on quoted share price of Php15.36 as at December 31, 2011.

On April 19, 2012, Philweb approved the 20% stock dividend declaration payable on May 30, 2012 to stockholders of record as at May 4, 2012, thereby increasing ePLDT’s shares to 398 million shares.

On June 30, 2012, as a result of the committed plan of ePLDT to sell its interest over Philweb following a strategic review of the PLDT Group’s business, the investment in Philweb was reclassified as assets held-for-sale in accordance with IFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. Consequently, the assets held-for-sale was carried at the carrying value of the investment in Philweb, which is lower than the fair value less costs to sell of the Philweb shares.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. The sale of the 398 million common shares will be executed in four tranches, and is expected to be completed by the end of 2013. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations. Philweb shall have the unilateral option to accelerate the acquisition of the portion of the subject shares corresponding to the second to fourth tranches upon prior written notice of five days to ePLDT. The rights (including the rights to receive dividend) to the first to fourth tranches of the subject shares shall belong to Philweb after the closing of the sale of each tranche. The first tranche, which was transacted on July 13, 2012, was for 93.5 million common shares for a purchase price of Php1 billion. The first tranche payment is net of subscriptions payable of Php75 million.

On October 17, 2012, a Supplement to the Share Purchase Agreement was entered into wherein Philweb designated its wholly-owned subsidiary, Philweb Casino Corporation, or PCC, to act as the buyer of the second to fourth tranches and to make the second to fourth payments.

Subsequently, on October 18, 2012, a Second Supplement to the Share Purchase Agreement was agreed upon between Philweb, ePLDT and PCC, wherein PCC, as the designee of Philweb notified ePLDT of its desire to exercise its option to accelerate the acquisition of the portion of the Philweb shares corresponding to the second tranche from December 12, 2012 to October 18, 2012, or one day after the PSE approves the special block sale, whichever is later. The acquisition of the second tranche, which was for 93.5 million common shares for a purchase price of Php1 billion, was completed on October 22, 2012.

The third tranche will be paid on June 13, 2013 for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the third tranche. The fourth tranche will be paid on December 13, 2013 for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the fourth tranche. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments – ePLDT Group.

The remaining balance of assets held-for-sale amounted to Php638 million as at December 31, 2012.

Investment of ACeS Philippines in AIL

As at December 31, 2012, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

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

Unrecognized share in net income of AIL amounted to Php3 million and Php57 million for the years ended December 31, 2012 and 2011, respectively, while unrecognized share in losses of AIL amounted to Php35 million for the year ended December 31, 2010. Share in net cumulative losses amounting to Php2,005 million and Php2,035 million as at December 31, 2012 and 2011, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements and Note 27 – Financial Assets and Liabilities – Liquidity Risk – Unconditional Purchase Obligations for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with IFRS for equity investees in which we have significant influence as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010:

	2012	2011
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	296	893
Current assets	610	912
Capital deficiency	(1,678)	(858)
Noncurrent liabilities	872	1,489
Current liabilities	1,712	1,174

	2012	2011	2010
	(in million pesos)
Income Statements:
Revenues	138	484	245,807
Expenses	158	249	229,145
Other expenses	2	17	1,242
Net income	15	248	10,834

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2012 and 2011.

Investments in Joint Ventures

Investment in Beacon

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

Beacon’s authorized capital stock of Php5,000 million consists of 3 billion common shares with a par value of Php1 per share and 2 billion preferred shares with a par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

On March 30, 2010, MPIC subscribed to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash. See “Transfer of Meralco Shares to Beacon” section below for further information.

PCEV likewise subscribed to 1,156.5 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154.2 million Meralco common shares at a price of Php150 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154.2 million and 163.6 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154.2 million Meralco common shares to Beacon on May 12, 2010. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,083 million carrying amount in PCEV’s books of the Meralco shares transferred since the transfer was between entities with common shareholders. The deferred gain, presented as a reduction in PCEV’s investment in Beacon common shares, will only be realized upon the disposal of the Meralco shares to a third party.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 68.8 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares of the same amount. The transfer of the Meralco shares was implemented by a cross sale through the PSE.

Since the transactions involve entities with common shareholders, PCEV recognized a deferred gain on transfer of the Meralco shares amounting to Php8,145 million, equivalent to the difference between the Php15,136 million transfer price of the Meralco shares and the Php6,991 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain was presented as an adjustment to the investment cost of the Beacon preferred shares in 2011. Similar to the deferred gain on the transfer of the 154.2 million Meralco shares, the deferred gain will only be realized upon the disposal of the Meralco shares to a third party.

The carrying value of PCEV’s investment in Beacon, representing 50% of Beacon’s common shares outstanding, was Php20,801 million and Php16,593 million as at December 31, 2012 and 2011, respectively.

PCEV’s Additional Investment in Beacon

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV sold 282.2 million Beacon preferred shares to MPIC for a total cash consideration of Php3,563 million. Because the sale of Beacon preferred shares was deemed as a transaction between non-related entities, PCEV realized a portion of the deferred gain amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon. The carrying value of PCEV’s investment in Beacon’s preferred shares of Php5,440 million and Php6,991 million as at December 31, 2012 and 2011, respectively, was presented as part of available-for-sale financial investments in our consolidated statements of financial position.

Call Option

Under the OA, MPIC assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco held by First Philippine Pacific Holdings Corporation, or FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.

On March 30, 2010, Beacon exercised the Call Option and FPHC transferred the 74.7 million shares of Meralco common stock to Beacon in consideration of the payment by Beacon of Php22,410 million.

Property Dividends

With respect to the approximately 317.8 million Transferred Shares, the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option and the 68.8 million shares transferred by PCEV to Beacon in October 2011, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, Rockwell Land Corporation, or Rockwell, common shares that may be declared by Meralco as property dividends. Beacon recognized in March 2010, a liability for contingent consideration amounting to Php2,703 million for said Rockwell common shares. The liability for contingent consideration was remeasured based on the fair value of said Rockwell common shares as at December 31, 2011 and 2010 and the resulting remeasurement loss of Php317 million and Php331 million were charged to profit or loss for the years ended December 31, 2011 and 2010, respectively.

On February 27, 2012, Meralco’s Board of Directors declared its common shareholdings in Rockwell as property dividend, to shareholders of record as at March 23, 2012, payable five days after the approval by the Philippine SEC of such property dividend, which approval was issued on April 27, 2012. Thereafter, Beacon remeasured its liability for contingent consideration based on the fair value of said Rockwell common shares when these were declared as dividends. Beacon also reclassified the fair value of the Rockwell common shares from the “Investment in Meralco” account to the “Investment in associate – Rockwell” account. On June 28, 2012, Beacon transferred all its investment in Rockwell common shares to FPHC via a crossed sale at the PSE. With the transfer, Beacon closed its investment in Rockwell against its liability for contingent consideration and recognized a gain on disposal of investment of Php77 million for the difference.

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

Beacon’s Acquisition of Additional Meralco Shares

On various dates in 2011, Beacon acquired from the market additional 49.9 million Meralco common shares or an equivalent of approximately 4.5% beneficial ownership in Meralco at an aggregate cost of Php14,310 million.

In January 2012, Beacon acquired 30 million Meralco common shares from First Philippine Utilities Corporation, or FPUC, representing approximately 2.7% beneficial ownership in Meralco at nominal value of Php295 per share, or a total of Php8,850 million.

In November 2012, Beacon acquired 3 million Meralco common shares representing approximately 0.3% beneficial ownership in Meralco at nominal value of Php263 per share, or a total of Php842 million.

In December 2012, Beacon acquired 342 thousand Meralco common shares representing approximately 0.03% beneficial ownership in Meralco at nominal value of Php249 per share, or a total value of Php85 million.

As at December 31, 2012, Beacon beneficially owned 545 million Meralco common shares representing approximately 48% beneficial ownership in Meralco with a carrying value of Php113,934 million and market value of Php142,245 million based on quoted price of Php261 per share. As at December 31, 2011, Beacon beneficially owned 511.2 million Meralco common shares representing approximately 45.4% beneficial ownership in Meralco with a carrying value of Php104,092 million and market value of Php126,379 million based on quoted price of Php247 per share.

Beacon Financing

On March 22, 2010, Beacon entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation, or FMIC, and PNB Capital and Investment Corporation, or PNB Capital, as joint lead arrangers and various local financial institutions as noteholders. The initial drawdown of Php16,200 million (Php16,031 million, net of debt issuance cost) under this notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option in March 2010. In May 2011, the remaining Php1,800 million was drawn to partially finance the acquisition of the additional 49.9 million Meralco common shares including shares purchased under a deferred payment scheme. The outstanding balance of the facility amounted to Php17,441 million and Php17,835 million as at December 31, 2012 and 2011, respectively.

In May 2011, Beacon entered into an Php11,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The amount drawn under this facility as at December 31, 2011 amounting to Php4,000 million was also used to partially finance the acquisition of the additional 49.9 million Meralco common shares. The remaining Php7,000 million was subsequently drawn on July 9, 2012 and used for the payment of the final tranche of the deferred purchase made in May 2011. The outstanding balance of the facility amounted to Php10,856 million and Php3,897 million as at December 31, 2012 and 2011, respectively.

On November 9, 2011, Beacon entered into a Php5,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The full amount was drawn on February 1, 2012 and was used to finance the acquisition of the additional 30 million Meralco common stock from FPUC. The outstanding balance of the facility amounted to Php4,994 million as at December 31, 2012.

The above facilities were secured by a pledge over the Meralco shares and were not guaranteed by PLDT. Also, the above facilities were not included in our consolidated long-term debt.

Beacon Refinancing

On February 6, 2013, Beacon entered into a Php17,000 million ten-year Corporate Notes Facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds will be used to refinance the Php18,000 million ten-year Corporate Notes Facility under a Facility Agreement dated March 22, 2010. The loan facility is divided into two tranches with the first tranche amounting to Php2,285 million (the “Tranche A”) and the second tranche amounting to Php14,715 million (the “Tranche B”).

Both tranches have a term of ten years with semi-annual interest payments starting June 27, 2013 and semi-annual unequal principal repayments starting December 27, 2013. The Tranche A will bear a fixed interest rate based on the ten-year PDST-F plus a spread, subject to a floor rate. The Tranche B will bear a fixed interest rate for the first five years from the Drawdown Date based on the five-year PDST-F plus a spread, subject to a floor rate. For the next five years, the fixed interest rate for Tranche B will be repriced based on the five-year PDST-F on the Business Day immediately preceding the Repricing Date plus a spread, provided that such interest rate shall not be lower than the applicable interest rate for the first five years.

Also, on February 6, 2013, the required consents from Beacon’s existing noteholders to prepay the Php18,000 million notes facility have been obtained. On February 21, 2013, Beacon issued a notice to prepay the outstanding amount of the Php18,000 million notes facility on March 27, 2013.

For the year ended December 31, 2012, Beacon recognized additional financing costs of Php380 million for the unamortized debt issuance cost and other charges relating to the Php18,000 million and Php5,000 million loans.

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

On November 21, 2011, the Board of Directors of MPS approved the allotment and issuance of additional 5 million shares for US$5 million and 3 million shares for US$3 million to MasterCard Asia and SHI, respectively. On April 25, 2012, SHI remitted the amount of US$2 million representing the 60% payment for the additional shares allotted to SHI. On August 23, 2012, the balance of US$1 million representing the 40% of the remaining additional shares was paid.

On March 26, 2012, SHI entered into a licensing agreement with MasterCard Asia to accept and process MasterCard Asia’s debit and credit card transactions of accredited merchants. SHI became the first non-bank institution in the country to be granted an acquiring license by MasterCard Asia.

Investment of PLDT Global in PLDT Italy

PLDT Global holds 100% equity interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, PLDT Global and HGC agreed to share equally the profit or loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholdings in PLDT Italy to HGC.

The amount of funding contributed by each partner to the joint venture is Euro 3.9 million, or a total of Euro 7.8 million each as at December 31, 2012 and 2011. PLDT Global has made a full impairment provision on its investment to PLDT Italy as at December 31, 2012.

Summarized Financial Information of Joint Ventures

The following table presents our share in the summarized financial information of our investments in joint ventures as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010:

	2012	2011
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	56,970	51,985
Current assets	1,158	822
Equity	40,507	36,210
Noncurrent liabilities	16,448	10,866
Current liabilities	1,173	5,731

	2012	2011	2010
	(in million pesos)
Income Statements:
Revenues	3,752	2,450	2,884
Expenses	143	81	297
Other expenses	1,515	1,070	1,503
Net income	2,094	1,299	1,065

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31, 2012 and 2011.

Deposit for Future PDRs Subscription

Between June and August of 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the BTF, for the issuance of PDRs to be issued by MediaQuest in relation to its indirect interest in Mediascape, Inc., or Mediascape. Mediascape is a wholly-owned subsidiary of Satventures, Inc., or Satventures, which is is a wholly-owned subsidiary of MediaQuest. The Mediascape PDRs confer an economic interest in common shares of Mediascape indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Mediascape. Mediascape operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines with over 440 thousand subscribers as at December 31, 2012. As at March 25, 2013, the Mediascape PDRs have not been issued.

On March 5, 2013, PLDT’s Board of Directors approved two further investments in additional PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings Holdings, Inc., or Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest, and when issued, will provide ePLDT with a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including minority positions in the Philippine Star, the Philippine Daily Inquirer, and Business World. See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

On March 14, 2013, ePLDT made a deposit of Php750 million for its investment in Satventures and Hastings PDRs of MediaQuest. As at March 25, 2013, the Satventures PDRs and Hastings PDRs have not been issued.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks.

11.	Investment in Debt Securities and Other Long-term Investments

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Security Bank Corporation, or Security Bank, Time Deposit	205	—
National Power Corporation, or NAPOCOR, Zero Coupon Bond	150	358
Rizal Commercial Banking Corporation, or RCBC, Note	—	150

	355	508
Less current portion (Note 27)	150	358

Noncurrent portion (Note 27)	205	150

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income (net of withholding tax) recognized on the time deposits amounted to US$42 thousand, or Php2 million, for the year ended December 31, 2012.

NAPOCOR Zero Coupon Bond

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond, or NAPOCOR Bond, with a face value of Php380 million, that matured on November 29, 2012 at a net yield to maturity of 6.88%. The NAPOCOR Bond was carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php23 million in each of the years ended December 31, 2012 and 2011, while Php22 million for the year ended December 31, 2010.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC early redeemed its Tier 2 Note with face value of Php150 million and interest payment of Php2 milion on February 22, 2013 pursuant to the exercise of Redemption at the Option of the Issuer and as approved by the Bangko Sentral ng Pilipinas. Interest income recognized on the RCBC Note amounted to Php8 million in each of the years ended December 31, 2012, 2011 and 2010.

12.	Investment Properties

Changes in investment properties account for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Balance at beginning of the year	1,115	1,560
Net gains from fair value adjustments charged to profit or loss(1) (Note 3)	21	26
Transfers to property, plant and equipment – net (Note 9)	(289)	(470)
Disposals	(135)	(1)

Balance at end of the year (Note 3)	712	1,115

(1)	Presented as part of “other income” in our consolidated income statement.

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

Repairs and maintenance expenses related to investment properties amounted to Php54 million, Php70 million and Php75 million for the years ended December 31, 2012, 2011 and 2010, respectively.

13.	Business Combinations and Acquisition of Noncontrolling Interests

2012 Acquisitions

ePLDT’s Acquisition of IPCDSI

On October 12, 2012, ePLDT, IPVI and IEI entered into a Sale and Purchase Agreement whereby IPVI and IEI sold its 100% ownership in IPCDSI to ePLDT for a purchase price of Php728 million and Php72 million shareholder advances. The purchase price is subject to adjustments as enumerated herein: (a) receivables of Php13 million as specified in the schedule attached to the Sale and Purchase Agreement, provided that IPCDSI shall have collected such receivables, in whole or in part, within six months from October 12, 2012, or Closing Date; and (b) write-off of Philippine peso and U.S. dollar deposits of IP Converge Data Center, Inc., former parent company of IPCDSI, in Export and Industry Bank, Inc. amounting to Php8 million.

ePLDT shall pay the purchase price as follows: (a) initial payment of Php629 million on Closing Date; (b) retention amount of Php50 million to be remitted by ePLDT on Claim Period Termination Date (first business day after six months from Closing Date) subject to conditions as set forth in the Sale and Purchase Agreement, among which is the claim for deduction from the retention amount due to establishment of undisclosed liabilities or uncollected receivables; and (c) escrow amount of Php100 million deposited with an escrow agent designed by both parties on Closing Date and will be released to relevant party subject to the amount of Adjusted EBITDA valuation. An additional consideration may be paid by ePLDT if the Adjusted EBITDA valuation exceeds Php140 million. ePLDT determined that IPCDSI did not exceed Php140 million; thus, ePLDT does not have any contingent liability as at December 31, 2012.

The adjusted purchase price amounted to Php734 million as at December 31, 2012.

IPCDSI owns and operates two internet data centers in the country and provides enterprises with managed data services and cloud-based business solutions across a wide range of industries including IT solutions providers, gaming companies, e-learning and healthcare. IPCDSI is the country’s first and only Salesforce.com Cloud Alliance Partner providing Salesforce CRM licenses and consulting services to businesses. In addition, IPCDSI is also the country’s premier Google Enterprise Partner, allowing local organizations to adopt a cloud computing mindset and to ThinkOutCloudTM. Our investment in IPCDSI allows us to complete our multi-tiered data center product suite and expand our cloud solutions business. See Note 2 – Summary of Significant Accounting Policies – ePLDT’s Acquisition of IPCDSI.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of provisional values at the date of acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Values	Provisional Values Recognized on Acquisition
	(in million pesos)
Assets:
Property, plant and equipment (Note 9)	267	267
Intangible assets (Note 14)	—	2
Other noncurrent assets	7	7
Cash and cash equivalents	14	14
Trade and other receivables	159	159
Prepayments and other current assets	30	30

	477	479

Liabilities:
Long-term debt	26	26
Obligations under finance lease	18	18
Other noncurrent liabilities	43	43
Accounts payable	212	212
Accrued expenses and other current liabilities	20	20

	319	319

Total identifiable net assets acquired	158	160
Goodwill from the acquisition (Note 14)	—	574

Purchase consideration transferred	158	734

Cash flows from investing activity:
Net cash acquired with subsidiary		14
Cash paid		(734)

Purchase of subsidiary – net of cash acquired		(720)

The net assets acquired in the December 31, 2012 consolidated financial statements were based on a provisional assessment of fair value, while we sought an independent valuation on the value of IPCDSI’s assets. The results of this valuation had not been finalized as at the date of release of 2012 consolidated financial statements.

The fair value and gross amount of trade and other receivables amounted to Php159 million and Php196 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php37 million.

The goodwill of Php574 million pertains to the fair value of IPCDSI’s data center business, which includes operations of data centers, managed data services and cloud-based business solutions across a wide range of industries. The intangible assets of Php2 million pertain to the fair value of IPCDSI’s customer list and licenses.

Our consolidated revenues and net income would have increased by Php228 million and Php24 million, respectively, for the year ended December 31, 2012 had the acquisition of IPCDSI actually taken place on January 1, 2012. Total revenues and net income of IPCDSI included in our consolidated income statement from October 12 to December 31, 2012 amounted to Php206 million and Php32 million, respectively.

2011 Acquisitions

SPi’s Acquisition of Laserwords

On November 1, 2011, SPi acquired, through SPi Technologies India Private Ltd., a wholly-owned subsidiary of SPi, a 100% equity interest in Laserwords for a total cash consideration of US$23 million or Php1,030 million.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of fair values at the date of acquisition as follows:

	Previous Carrying Values		Fair Values Recognized on Acquisition
	In U.S. Dollar	In Php(1)	In U.S. Dollar	In Php(1)
	(in millions)
Assets:
Property, plant and equipment (Note 9)	—	20	3	117
Deferred income tax assets – net (Note 7)	—	4	—	4
Goodwill (Note 14)	11	460	—	—
Intangible assets (Note 14)	—	—	7	286
Cash and cash equivalents	1	52	1	52
Trade and other receivables	4	175	4	175
Other current assets	1	71	1	71

	17	782	16	705

Liabilities:
Accounts payable	2	86	2	86
Deferred income tax liabilities	—	—	2	93
Accrued expenses and other current liabilities	1	6	—	6
Other current liabilities	1	48	1	48

	4	140	5	233

Total identifiable net assets acquired	13	642	11	472
Goodwill from the acquisition (Note 14)			12	558

Purchase consideration transferred			23	1,030

Cash flows from investing activity:
Net cash acquired with subsidiary			1	53
Cash paid			(23)	(1,030)

Purchase of subsidiary – net of cash acquired			(22)	(977)

Cash flow from operating activity:
Transaction cost paid				34

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php42.98 to US$1.00.

The valuation of Laserwords’ assets was completed in 2012 and the fair value of intangible assets were determined to be Php286 million. The fair value of goodwill decreased from Php849 million to Php558 million as a result of adjustments in the fair values of intangible assets and certain assets and liabilities as presented in the above table.

The goodwill of Php558 million pertains to the assembled workforce and existing contracts with the customers for publishing services.

The intangible assets pertaining to Laserwords’ customer contracts and customer relationship were determined at Php286 million with estimated useful lives of three to 10 years. Intangible assets were valued by an independent appraiser based on multiple excess earnings approach using weighted average cost of capital of 15.9%.

The fair value and gross amount of trade and other receivables amounted to Php175 million and Php185 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php10 million.

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

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of fair values as follows at date of acquisition:

	Previous Carrying Values	Fair Values Recognized on Acquisition
	(in million pesos)
Assets:
Property, plant and equipment (Note 9)	12	12
Deferred income tax assets – net (Note 7)	3	3
Other noncurrent assets	4	4
Cash and cash equivalents	104	104
Trade and other receivables	40	40
Prepayments and other current assets	6	6

	169	169

Liabilities:
Other noncurrent liabilities	9	9
Accounts payable	89	89
Accrued expenses and other current liabilities	37	37

	135	135

	34	34
Noncontrolling interests	—	(11)

Total identifiable net assets acquired	34	23
Goodwill from the acquisition (Note 14)		26

Purchase consideration transferred		49

Cash paid		32
Fair value of previous interest		17

		49

Cash flows from investing activity:
Net cash acquired with subsidiary		104
Cash paid		(32)

Cash acquired – net of purchase of subsidiary		72

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

No gain was recognized from revaluation of ePLDT’s previously held interest of 50% in ePDS since the carrying value of investment approximates to the fair value at the time of acquisition of additional interest.

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

PLDT’s Acquisition of Digitel

On March 29, 2011, the Board of Directors of PLDT and JGSHI approved the acquisition by PLDT of JGSHI’s and certain other seller-parties’ ownership interest in Digitel, comprising of: (i) 3.28 billion common shares representing approximately 51.6% of the issued common stock of Digitel; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiary to JGSHI and its subsidiary, which are convertible into approximately 18.6 billion common shares of Digitel assuming a conversion date of June 30, 2011 and an exchange rate of Php43.405 per U.S. dollar; and (iii) intercompany advances made by JGSHI to Digitel in the total principal amount plus accrued interest of Php34.1 billion as at December 31, 2010, or the Enterprise Assets. Digitel operates a fixed line business in certain parts of the country and is the 100% owner of DMPI, which is engaged in the mobile telecommunications business and owns the brand Sun Cellular.

PLDT agreed to pay JGSHI and certain other seller-parties Php69.2 billion, which will be settled by the issuance of one new PLDT common share for every Php2,500 (equivalent to 27.7 million new PLDT common shares) consideration payable for the Enterprise Assets. In order to aid the board of PLDT in discharging their fiduciary duties, PLDT engaged an independent financial advisor to review the transaction and render a fairness opinion on the transaction and the consideration payable by PLDT. The independent financial advisor completed its review and concluded that the acquisition of the Enterprise Assets is fair and reasonable and in the interest of PLDT shareholders as a whole.

The completion of the acquisition was subject to the procurement of certain regulatory and other approvals, including: (i) the approval by the NTC of the sale or transfer of JGSHI and the other seller-parties’ Digitel shares representing more than 40% of Digitel’s issued and outstanding common stock; (ii) the confirmation by the Philippine SEC of the valuation of the Enterprise Assets; (iii) the approval by the PSE of the block sale of the Digitel shares; (iv) the confirmation by the Philippine SEC that the issuance of the PLDT common shares to JGSHI and the other seller-parties is exempt from the registration requirement of the Securities Regulation Code, or SRC; and (v) all other necessary approvals under applicable laws and regulations; and the approval by the common stockholders of PLDT for the issuance of the PLDT common shares as payment for the purchase price of the Enterprise Assets and the Digitel shares which shall have been tendered pursuant to the mandatory tender offer.

In addition, the sale of the Digitel shares owned by the seller-parties was subject to the consent of certain creditors of Digitel and DMPI. Digitel and DMPI have outstanding long-term debts that had been guaranteed by JGSHI. The loans and guarantees contained representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies both for the transfer of ownership of Digitel and the replacement of JGSHI by PLDT as guarantor for these loans.

The acquisition was completed on October 26, 2011 following the issuance by the Philippine SEC on July 29, 2011 of the confirmations referred to in clauses (ii) and (iv) above by the NTC on October 26, 2011 of the approval referred to in clause (i) above, or the Decision, and by the PSE on October 26, 2011 of the approval referred to in clause (iii) above. PLDT’s common shareholders had earlier approved the issuance of PLDT common shares as payment for the Enterprise Assets during the PLDT stockholder’s meeting held on June 14, 2011.

As part of the NTC Decision, the NTC also approved the Divestment Plan presented by PLDT, which covers the following commitments:

•	CURE must sell its Red Mobile business to Smart consisting of its subscriber base, brand and fixed assets; and

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits.

The Divestment Sale will be made under the supervision and control of the NTC and will be effected through a competitive bidding among duly enfranchised and qualified public telecommunication entities. A minimum price will be prescribed to allow Smart to recover its investment in acquiring, developing and operating CURE, or the CRA. In the event that the actual proceeds from the Divestment Sale exceed the CRA, PLDT will pay the NTC, as fee for supervising the Divestment Sale, at least 50% of such excess less government fees and taxes payable as a consequence of the Divestment Sale.

The Divestment Sale will be conducted within six months after the Transition Period, provided the Decision shall have become final and executory. However, in the event that there will be a delay in the implementation of the Divestment Sale by reason of appeal or any legal challenge against the Decision, CURE will continue to pay spectrum user’s fee and other related fees which will form part of the CRA. While the Divestment Sale is pending, the PLDT Group will not use the Affected Frequency.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum CRA to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC.

As payment for the Enterprise Assets, PLDT issued approximately 27.7 million common shares with a total issue value of around Php69 billion to the seller-parties. Said shares are subject to a lock-up period of one year during which JGSHI and the other sellers may not transfer or encumber such PLDT shares without the consent of PLDT. PLDT granted consents to the sale by JGSHI of 5.81 million and 4.56 million PLDT shares under separate option agreements that JGSHI had entered into with a Philippine associate of First Pacific and NTT DOCOMO, respectively. Following the sale of those shares in November 2011, the JG Summit Group, First Pacific Group and its Philippine affiliates, and NTT Group (NTT DOCOMO and NTT Communications) owned approximately 8%, 26% and 20% of PLDT’s outstanding common shares, respectively, as at December 31, 2012.

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

Under the SRC, PLDT was required to conduct a mandatory tender offer for all the remaining Digitel shares held by the noncontrolling shareholders, in connection with PLDT’s acquisition of initially approximately 51.6% interest in Digitel from the seller-parties. On December 5, 2011, PLDT filed its tender offer report on Philippine SEC Form 19.1 setting forth the terms of the mandatory tender offer to purchase the remaining Digitel shares at a price of Php1.6033 per Digitel share, payable in the form of either PLDT shares issued at Php2,500 per share, or one PLDT common share for every 1,559.28 Digitel shares, or cash, at the option of noncontrolling Digitel shareholders, except for tendering shareholders residing outside the Philippines, who will only be paid in cash. The tender offer period commenced on December 7, 2011 and ended on January 16, 2012. A total of 2,888 million shares were tendered by Digitel noncontrolling shareholders, representing approximately 94% of the shares held by the public. Of the shares tendered, 13% or 370 million Digitel shares were paid in cash for an aggregate amount of Php600 million, and 87% or 2,518 million Digitel shares were paid in PLDT common shares for a total of approximately 1.61 million PLDT common shares, which were issued on January 27, 2012.

On January 25, 2012, Digitel filed a petition for voluntary delisting of its shares with the PSE, since its public ownership level had fallen below the minimum 10% required by the PSE. On February 22, 2012, the PSE granted the petition for voluntary delisting and the Digitel shares were delisted and ceased to be tradable on the PSE effective March 26, 2012.

On February 7, 2012, PLDT’s Board of Directors authorized the exchange of 78.4% of the 2014 Exchangeable Bonds issued by DCPL with redemption value of US$340 million, or Php14,641 million, in exchange for 14,641 million Digitel common shares. As at March 26, 2012, PLDT purchased a total of 72.3 million common shares of Digitel from the open market. On May 8, 2012, PLDT’s Board of Directors authorized the exchange of the remaining 2014 Exchangeable Bonds with redemption value of US$27 million, or Php1,143 million, in exchange for 1,143 million Digitel common shares. The exchange was subject to the approval of the Philippine SEC of the increase in authorized capital stock of Digitel, which approval was obtained on September 11, 2012. As a result of the tender offer, open market acquisitions, and the exchanges described above, PLDT held 99.54% of the outstanding capital of Digitel as at December 31, 2012.

PLDT’s acquisition of equity interest, convertible exchangeable bonds and advances owned by JGSHI Group, and the mandatory tender offer are linked transactions and was accounted for as a single business combination transaction.

The consideration of Php69,429 million is the sum of the fair value of PLDT’s newly issued 27.7 million common shares with fair market value per share of Php2,330 and an aggregate value in the amount of Php64,492 million in exchange for the equity interest, convertible exchangeable bonds and advances owned by JGSHI Group, and the fair value of financial instruments based on the statutory put option for the mandatory tender offer of Php4,937 million. The fair value of PLDT’s newly issued shares is valued at Php2,330 per share, which is the quoted fair market value per share as at the market closing on October 26, 2011. Incidental cost related to acquisition amounting to Php599 million was recognized as expense.

As a result of the transaction, goodwill amounting to Php58,870 million, representing the difference between the total consideration of Php69,429 million and the fair value of net assets acquired of Php10,559 million, was recognized.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of fair values at the date of acquisition as follows:

	Previous Carrying Values	Fair Values Recognized on Acquisition
	(in million pesos)

Assets:
Property, plant and equipment (Note 9)	39,701	42,112
Intangible assets (Note 14)	—	12,117
Advances and other noncurrent assets – net of current portion	153	153
Cash and cash equivalents	1,856	1,856
Trade and other receivables	1,593	1,593
Inventories and supplies	282	282
Prepayments	2,157	2,157
Current portion of advances and other noncurrent assets	4	4

	45,746	60,274

Liabilities:
Interest-bearing financial liabilities – net of current portion	17,401	17,401
Deferred income tax liabilities – net	2,784	6,960
Derivative financial liabilities	329	329
Pension and other employee benefits	64	64
Customers’ deposits	4	4
Deferred credits and other noncurrent liabilities	6,004	6,004
Accounts payable	2,318	2,318
Accrued expenses and other current liabilities	12,202	12,202
Derivative financial liabilities	88	88
Current portion of interest-bearing financial liabilities	4,345	4,345

	45,539	49,715

Total identifiable net assets acquired	207	10,559
Goodwill from the acquisition (Note 14)		58,870

Purchase consideration transferred		69,429

	Previous Carrying Values	Fair Values Recognized on Acquisition
	(in million pesos)
Fair value of newly issued PLDT common shares		64,492
Mandatory tender offer option liability		4,937

		69,429

Cash flow from investing activity:
Net cash acquired with subsidiary		1,856

Incidental cost		599

The valuation of Digitel’s assets was completed in 2012 and the acquisition date fair value of intangible assets was Php12,117 million, and the fair value of property, plant and equipment was Php42,112 million, an increase of Php2,411 million over the provisional value. The December 31, 2011 comparative information was adjusted to reflect the adjustment to the provisional amounts. As a result, there was a reduction in goodwill of Php9,745 million, net of tax effect, resulting in Php58,870 million of total goodwill arising on the acquisition.

The goodwill of Php58,870 million pertains to the expected synergies once the wireless and fixed line businesses of Digitel is integrated into the PLDT Group. Expected synergies arising from the acquisition includes cost efficiencies attainable from elimination of redundant infrastructure and facilities between PLDT, Smart and Digitel, and expected increase in revenue from current market share of PLDT, Smart and Digitel due to enhanced connectivity and integrated products and services.

The intangible assets to DMPI’s subscriber base, franchise, and trademark were determined at Php4,596 million, Php3,016 million and Php4,505 million, respectively. The estimated remaining useful lives of subscriber base and franchise were 9 and 16 years, respectively, while trademark has indefinite useful life. The estimated useful life of subscriber base was determined based on the historical subscriber churn rate, while the estimate useful life of the franchise was determined based on the remaining term of the wireless franchise. Trademark was assessed to have indefinite useful life because we have no plans to fade out DMPI’s trademark. Due to the significant value, we expect the continued use of the trademark on our existing services and to introduce services in the future that could also display the trademark. Subscriber base, franchise and trademark were valued by an independent appraiser based on Multiple Excess Earnings Approach, Greenfield Method and Royalty Relief Method, respectively.

The fair value and gross amount of trade and other receivables amounted to Php1,593 million and Php4,071 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php2,478 million.

Upon completion of the tender offer on January 16, 2012, we recognized a net reduction adjustment in the goodwill of Php919 million. This adjustment represents the share of noncontrolling Digitel shareholders in the negative carrying value of Digitel at the end of the tender offer period amounting to Php1,004 million, net of the difference between the fair value of the PLDT’s common shares issued for settlement of the purchase price of Digitel shares tendered by the noncontrolling Digitel shareholders and tender offer liability recognized as at December 31, 2011 amounting to Php85 million. See Note 14 – Goodwill and Intangible Assets.

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

14.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the years ended December 31, 2012 and 2011 are as follows:

	Intangible Assets with Definite Life					Intangible Assets with Indefinite Life	Total Intangible Assets	Goodwill	Total Goodwill and Intangible Assets
	Customer List	Franchise	Spectrum	Licenses	Others	Trademark
	(in million pesos)
December 31, 2012
Costs:
Balance at beginning of the year	6,231	3,016	1,205	120	1,211	4,505	16,288	74,322	90,610
Business combinations (Note 13)	1	—	—	1	—	—	2	574	576
Noncontrolling interest adjustments (Note 13)	—	—	—	—	—	—	—	(919)	(919)
Discontinued operations (Note 2)	(1,691)	—	—	—	(20)	—	(1,711)	(10,097)	(11,808)
Translation and other adjustments	185	—	—	14	(14)	—	185	(941)	(756)

Balance at end of the year	4,726	3,016	1,205	135	1,177	4,505	14,764	62,939	77,703

Accumulated amortization and impairment:
Balance at beginning of the year	1,360	—	589	41	1,095	—	3,085	4,222	7,307
Amortization during the year (Note 3)	778	217	80	7	19	—	1,101	—	1,101
Discontinued operations (Note 2)	(1,338)	—	—	—	(19)	—	(1,357)	(3,418)	(4,775)
Translation and other adjustments	(78)	—	—	14	(11)	—	(75)	(105)	(180)

Balance at end of the year	722	217	669	62	1,084	—	2,754	699	3,453

Net balance at end of the year (Note 3)	4,004	2,799	536	73	93	4,505	12,010	62,240	74,250

Estimated useful lives (in years)	1 – 9	16	15	1 – 18	1 – 10	—	—	—	—
Remaining useful lives (in years)	1 – 8	15	7	2 – 10	3 – 7	—	—	—	—

December 31, 2011 (As Adjusted – Note 13)
Costs:
Balance at beginning of the year	1,632	—	1,205	554	1,152	—	4,543	14,733	19,276
Business combinations (Note 13)	4,882	3,016	—	—	—	4,505	12,403	59,454	71,857
Additions	—	—	—	2	—	—	2	—	2
Disposal	—	—	—	(436)	—	—	(436)	(464)	(900)
Translation and other adjustments	(283)	—	—	—	59	—	(224)	599	375

Balance at end of the year	6,231	3,016	1,205	120	1,211	4,505	16,288	74,322	90,610

Accumulated amortization and impairment:
Balance at beginning of the year	1,212	—	509	426	1,018	—	3,165	4,626	7,791
Amortization during the year (Note 3)	146	—	80	17	21	—	264	—	264
Disposal	—	—	—	(407)	—	—	(407)	(430)	(837)
Translation and other adjustments	2	—	—	5	56	—	63	26	89

Balance at end of the year	1,360	—	589	41	1,095	—	3,085	4,222	7,307

Net balance at end of the year (Note 3)	4,871	3,016	616	79	116	4,505	13,203	70,100	83,303

Estimated useful lives (in years)	1 – 9	16	15	18	1 – 10	—	—	—	—
Remaining useful lives (in years)	2 – 9	16	8	11	1 – 8	—	—	—	—

The goodwill and intangible assets of our reportable segments as at December 31, 2012 and 2011 are as follows:

	2012			2011 (As Adjusted – Note 13)
	Wireless	Fixed Line	Total	Wireless	Fixed Line	BPO	Total
	(in million pesos)
Trademark	4,505	—	4,505	4,505	—	—	4,505
Customer list	4,003	1	4,004	4,605	—	266	4,871
Franchise	2,799	—	2,799	3,016	—	—	3,016
Spectrum	536	—	536	616	—	—	616
Licenses	73	—	73	79	—	—	79
Others	93	—	93	108	—	8	116

Total intangible assets	12,009	1	12,010	12,929	—	274	13,203
Goodwill	57,322	4,918	62,240	57,140	5,263	7,697	70,100

Total intangible assets and goodwill (Note 3)	69,331	4,919	74,250	70,069	5,263	7,971	83,303

The consolidated future amortization of intangible assets as at December 31, 2012 is as follows:

Year	(in million pesos)
2013	803
2014	799
2015	798
2016	798
2017 and onwards	4,307

Intangible assets with definite life (Note 3)	7,505
Intangible assets with indefinite life	4,505

Balance at end of the year	12,010

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at December 31, 2012, the PLDT Group’s goodwill comprised of goodwill resulting from ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, CURE in 2008, SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008 and Smart’s acquisition of SBI in 2004. The test for recoverability of the PLDT’s and Smart’s goodwill was applied to the fixed line and wireless asset group, respectively, which represent the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

Although revenue streams may be segregated among the companies within the Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 2G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone, as well as the Worldwide Interoperability for Microwave Access technology of PDSI. The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities. On the other hand, PLDT has the largest fixed line network in the Philippines covering 73% of the total cities within the country. PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which is composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web. With PLDT’s network coverage, other fixed line subsidiaries shared the same facilities to leverage on a Group perspective.

Given the significant common use of network facilities among fixed and wireless companies within the Group, Management deems that the wireless and fixed line operating segment are the lowest CGU to which goodwill is to be allocated and which are expected to benefit from the synergies.

The recoverable amount of the wireless and fixed line segments had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a three-year period from 2013 to 2015. The pre-tax discount rate applied to cash flow projections is 12% for the wireless and fixed line segments. Cash flows beyond the three-year period are determined using a 2.5% growth rate for the wireless and fixed line segments, which is the same as the long-term average growth rate for the telecommunications industry.

Based on the assessment of the value-in-use of the wireless and fixed line segment, the recoverable amount exceeded the carrying amount of the CGUs, which as a result, no impairment was recognized in relation to goodwill resulting from the acquisition of IPCDSI, Digitel, ePDS, Chikka, CURE, Airborne Access, PDSI and SBI.

15.	Cash and Cash Equivalents

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Cash on hand and in banks (Note 27)	5,611	4,637
Temporary cash investments (Note 27)	31,550	41,420

	37,161	46,057

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

Interest income earned from cash in banks and temporary cash investments amounted to Php1,295 million, Php1,317 million and Php1,067 million for the years ended December 31, 2012, 2011 and 2010, respectively.

16.	Trade and Other Receivables

As at December 31, 2012 and 2011, this account consists of receivables from:

	2012	2011
	(in million pesos)
Retail subscribers (Note 27)	10,568	11,302
Corporate subscribers (Notes 24 and 27)	8,100	9,200
Foreign administrations (Note 27)	4,960	4,961
Domestic carriers (Notes 24 and 27)	1,707	1,323
Dealers, agents and others (Notes 18, 24 and 27)	4,334	4,231

	29,669	31,017
Less allowance for doubtful accounts (Notes 3, 5 and 27)	13,290	14,772

	16,379	16,245

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the Group.

Trade receivables are non interest-bearing and are generally on terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 24 – Related Party Transactions.

See Note 24 – Related Party Transactions – Terms and Conditions of Transactions with Related Parties for the summary of transactions with related parties and Note 27 – Financial Assets and Liabilities – Credit Risk on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

Changes in the allowance for doubtful accounts for the years ended December 31, 2012 and 2011 are as follows:

	Total	Retail Subscribers	Corporate Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2012
Balance at beginning of the year	14,772	7,264	6,492	199	111	706
Provisions (Notes 2, 3, 4 and 5)	2,178	1,404	675	6	7	86
Business combinations and others (Note 13)	36	—	36	—	—	—
Discontinued operations (Note 2)	(118)	(2)	(87)	—	—	(29)
Write-offs	(3,564)	(2,700)	(531)	(95)	—	(238)
Translation and other adjustments	(14)	523	(448)	(11)	(12)	(66)

Balance at end of the year	13,290	6,489	6,137	99	106	459

Individual impairment	8,705	2,653	5,514	99	106	333
Collective impairment	4,585	3,836	623	—	—	126

	13,290	6,489	6,137	99	106	459

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,705	2,653	5,514	99	106	333

December 31, 2011
Balance at beginning of the year	11,830	5,045	5,956	158	138	533
Business combinations and others (Note 13)	2,463	1,870	305	42	56	190
Provisions (Notes 2, 3, 4 and 5)	1,549	812	673	12	6	46
Write-offs	(1,037)	(675)	(344)	—	(11)	(7)
Translation and other adjustments	(33)	212	(98)	(13)	(78)	(56)

Balance at end of the year	14,772	7,264	6,492	199	111	706

Individual impairment	9,239	3,099	5,278	199	111	552
Collective impairment	5,533	4,165	1,214	—	—	154

	14,772	7,264	6,492	199	111	706

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,239	3,099	5,278	199	111	552

17.	Inventories and Supplies

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	1,605	1,349
At cost	1,942	1,728
Spare parts and supplies:
At net realizable value	1,372	1,606
At cost	1,985	2,256
Others:
At net realizable value	490	872
At cost	494	875

Total inventories and supplies at the lower of cost or net realizable value (Notes 3, 4 and 5)	3,467	3,827

The cost of inventories and supplies recognized as expense for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Cost of sales	8,035	2,037	3,517
Repairs and maintenance	443	517	357
Write-down of inventories and supplies (Notes 3, 4 and 5)	215	143	108

	8,693	2,697	3,982

18.	Prepayments

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
		(As Adjusted – Note 13)
	(in million pesos)
Prepaid benefit costs (Notes 3 and 25)	7,864	5,654
Prepaid taxes (Note 5)	6,340	8,219
Prepaid selling and promotions	902	907
Prepaid fees and licenses	318	13
Prepaid rent – net (Note 3)	246	137
Prepaid insurance (Note 24)	144	156
Other prepayments	223	128

	16,037	15,214
Less current portion of prepayments	5,144	6,345

Noncurrent portion of prepayments	10,893	8,869

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations less unrecognized net actuarial gains or losses recognized in our consolidated statements of financial position.

See Note 25 – Employee Benefits.

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Agreement between PLDT and Smart with Associated Broadcasting Company Development Corporation, or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest Holdings, Inc., or MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund, or BTF, for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. Total prepayment under the advertising placement agreements amounted to Php893 million each as at December 31, 2012 and 2011. See Note 24 – Related Party Transactions.

19.	Equity

Changes in PLDT’s capital account for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Non-Voting Preferred Stock – Php10 par value per share		Voting Preferred Stock – Php1 par value per share
	Series A to II	IV	Voting	Total Preferred Stock			Common Stock – Php5 par value per share
	Number of Shares				Amount		Number of Shares	Amount
	(in millions)
Authorized	508	300	150	958	Php	8,225	234	Php	1,170

Issued
Balances as at January 1, 2012	406	36	—	442	Php	4,419	217	Php	1,085
Issuance	—	—	150	150		150	2		8
Conversion	(3)	—	—	(3)		(30)	—		—
Redemption	(403)	—	—	(403)		(4,029)	—		—

Balances as at December 31, 2012	—	36	150	186	Php	510	219	Php	1,093

Balances as at January 1, 2011	406	36	—	442	Php	4,419	189	Php	947
Issuance	—	—	—	—		2	28		138
Conversion	—	—	—	—		(2)	—		—

Balances as at December 31, 2011	406	36	—	442	Php	4,419	217	Php	1,085

Balances as at January 1, 2010	405	36	—	441	Php	4,416	189	Php	947
Issuance	1	—	—	1		3	—		—

Balances as at December 31, 2010	406	36	—	442	Php	4,419	189	Php	947

Preferred Stock

Non-Voting Serial Preferred Stocks

On January 26, 2010, the Board of Directors designated 100,000 shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012.

The Series HH and II 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2012 was Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the PLDT Subscriber Investment Plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

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

At PLDT’s option, the Series HH and II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed for 150 million newly issued shares of Voting Preferred Stock, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2012. See Note 1 – Corporate Information and Note 26 – Provisions and Contingencies – Matters Relating to Gamboa Case.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the SIP Preferred Shares, and all such shares were redeemed and retired effective on January 19, 2012, or the Redemption Date.

The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the Record Date. In accordance with the terms and conditions of the SIP Preferred Shares, the Holders of SIP Preferred Shares as of the Record Date are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.9 billion (the amount required to fund the redemption price for the SIP Preferred Shares) in addition to Php2.3 billion for unclaimed dividends on SIP Preferred Shares, or a total amount of Php8.2 billion, to fund the redemption of the SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of Holders of SIP Preferred Shares, for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock and all such shares were redeemed and retired effective on August 30, 2012. The record date for purposes of determining the holders of the outstanding Series GG Shares subject to redemption, or Holders of Series GG Shares, was fixed on May 22, 2012. In accordance with the terms and conditions of the Series GG Shares, the Holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php247 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php63 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of PLDT Series A to FF 10% Cumulative Convertible Preferred Stock.

As at January 19, 2012 and August 30, 2012, notwithstanding that any stock certificate representing the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock, respectively, were not surrendered for cancellation, the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

A total amount of Php279 million was withdrawn from the Trust Account, representing total payments on redemption as at December 31, 2012. The balance of the Trust Account of Php7,884 million was presented as part of the current portion of advances and other noncurrent assets and the related redemption liability of the same amount was presented as part of accrued expenses and other current liabilities in our statement of financial position as at December 31, 2012. See Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007 effective on May 16, 2013. The record date for purpose of determining the holders of the outstanding Series HH shares issued in 2007 subject to redemption, or Holder of Series GG Shares issued in 2007, was fixed on February 14, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the Holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2012, or the Redemption Price of Series HH Shares issued in 2007.

PLDT expects to similarly redeem the outstanding shares of Series HH issued in 2008 and Series II 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholders value. This also reinforces initiatives that PLDT has already undertaken, such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 70% of our core EPS, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2012 and 2011.

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

Dividends Declared

Our dividends declared for the years ended December 31, 2012, 2011 and 2010 are detailed as follows:

December 31, 2012

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series GG	January 31, 2012	February 29, 2012	March 30, 2012	1.00	—
Series GG – Final Dividends	July 3, 2012	May 22, 2012	August 30, 2012	0.0027/day	—
Series HH	March 22, 2012	April 21, 2012	May 31, 2012	1.00	—
Series II	March 22, 2012	April 21, 2012	May 31, 2012	1.00	—

					—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 31, 2012	February 20, 2012	March 15, 2012	—	12
	May 8, 2012	May 28, 2012	June 15, 2012	—	13
	August 7, 2012	August 22, 2012	September 15, 2012	—	12
	November 6, 2012	November 20, 2012	December 15, 2012	—	12

					49

Voting Preferred Stock	December 4, 2012	December 19, 2012	January 15, 2013	0.0001806/day	2

Common Stock

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012	63.00	13,611
	August 7, 2012	August 31, 2012	September 28, 2012	60.00	12,964
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012	48.00	10,371

					36,946

Charged to retained earnings					36,997

*	Dividends were declared based on total amount paid up.

December 31, 2011

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series CC	January 25, 2011	February 24, 2011	March 31, 2011	1.00	17
Series DD	January 25, 2011	February 10, 2011	February 28, 2011	1.00	3
Series FF	January 25, 2011	February 10, 2011	February 28, 2011	1.00	—
Series GG	January 25, 2011	February 24, 2011	March 31, 2011	1.00	—
Series EE	March 29, 2011	April 28, 2011	May 31, 2011	1.00	—
Series HH	March 29, 2011	April 28, 2011	May 31, 2011	1.00	—
Series A, I, R, W, AA and BB	July 5, 2011	August 3, 2011	August 31, 2011	1.00	128
Series B, F, Q, V and Z	August 2, 2011	September 1, 2011	September 30, 2011	1.00	91
Series E, K, O and U	September 20, 2011	October 7, 2011	October 31, 2011	1.00	44
Series C, D, J, T and X	September 20, 2011	October 20, 2011	November 29, 2011	1.00	57
Series G, N, P and S	November 3, 2011	December 1, 2011	December 29, 2011	1.00	26
Series H, L, M and Y	December 6, 2011	January 3, 2012	January 19, 2012	1.00	42

					408

Final Dividends
Series A to FF	December 6, 2011	October 10, 2011	January 19, 2012	0.0027/day	142

					550

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 25, 2011	February 18, 2011	March 15, 2011	—	12
	May 10, 2011	May 27, 2011	June 15, 2011	—	12
	August 2, 2011	August 18, 2011	September 15, 2011	—	13
	November 3, 2011	November 18, 2011	December 15, 2011	—	12

					49

Common Stock
Regular Dividend	March 1, 2011	March 16, 2011	April 19, 2011	78.00	14,567
	August 2, 2011	August 31, 2011	September 27, 2011	78.00	14,567
Special Dividend	March 1, 2011	March 16, 2011	April 19, 2011	66.00	12,326

					41,460

Charged to retained earnings					42,059

*	Dividends were declared based on total amount paid up.

December 31, 2010

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series CC	January 26, 2010	February 25, 2010	March 31, 2010	1.00	17
Series DD	January 26, 2010	February 11, 2010	February 26, 2010	1.00	3
Series EE	March 26, 2010	April 23, 2010	May 31, 2010	1.00	—
Series A, I, R, W, AA and BB	July 7, 2010	August 5, 2010	August 31, 2010	1.00	128
Series B, F, Q, V and Z	August 3, 2010	September 2, 2010	September 30, 2010	1.00	92
Series E, K, O and U	August 31, 2010	September 30, 2010	October 29, 2010	1.00	44
Series C, D, J, T and X	September 28, 2010	October 28, 2010	November 30, 2010	1.00	57
Series G, N, P and S	November 4, 2010	December 2, 2010	December 29, 2010	1.00	26
Series H, L, M and Y	December 7, 2010	January 4, 2011	January 31, 2011	1.00	42

					409

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2010	February 19, 2010	March 15, 2010	—	12
	May 13, 2010	May 27, 2010	June 15, 2010	—	13
	August 3, 2010	August 18, 2010	September 15, 2010	—	12
	November 4, 2010	November 19, 2010	December 15, 2010	—	12

					49

Common Stock
Regular Dividend	March 2, 2010	March 17, 2010	April 20, 2010	76.00	14,197

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
	August 3, 2010	August 19, 2010	September 21, 2010	78.00	14,570
Special Dividend	March 2, 2010	March 17, 2010	April 20, 2010	65.00	12,142

					40,909

Charged to retained earnings					41,367

*	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2012 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2013	February 28, 2013	March 15, 2013	—	12

Voting Preferred Stock*	March 5, 2013	March 20, 2013	April 15, 2013	—	3

Common Stock
Regular Dividend	March 5, 2013	March 19, 2013	April 18, 2013	60.00	12,963
Special Dividend	March 5, 2013	March 19, 2013	April 18, 2013	52.00	11,235

					24,198

Charged to retained earnings					24,213

*	Dividends were declared based on total amount paid up.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our retained earnings available for dividend declaration for as at December 31, 2012:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2011	26,232
Effect of IAS 27 Adjustments	5,561

Parent Company’s unappropriated retained earnings at beginning of the year	31,793
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(1,679)
Fair value adjustments (mark-to-market gains)	(4,289)
Fair value adjustments of investment property resulting to gain	(466)

Unappropriated retained earnings as adjusted at beginning of the year	25,359

Parent Company’s net income attributable to equity holder of PLDT	33,487
Unrealized income – net of tax during the year
Fair value adjustments of investment property resulting to gain	(80)
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalent)	(337)

33,070

Realized income during the year
Realized fair value adjustments (mark-to-market gains)	3,157
Realized foreign exchange gains	920
Revaluation increment of investment property sold removed from other comprehensive income	105
Realized fair value adjustments of investment property	11

4,193

Cash dividends declared during the year
Common stocks	(36,946)
Preferred stocks	(51)

(36,997)

Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2012	25,625

As at December 31, 2012, the consolidated unappropriated retained earnings amounted to Php24,794 million while the Parent Company’s unappropriated retained earnings amounted to Php28,388 million. The difference of Php3,594 million pertains to the accumulated losses of consolidated subsidiaries, associates and joint ventures accounted for under the equity method.

20.	Interest-bearing Financial Liabilities

As at December 31, 2012 and 2011, this account consists of the following:

	2012	2011
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23 and 27)	102,811	91,273
Obligations under finance leases (Notes 3, 4, 5, 23 and 27)	10	7

	102,821	91,280

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 4, 5, 9, 23 and 27)	12,981	22,893
Obligations under finance leases maturing within one year (Notes 3, 4, 5, 23 and 27)	8	7
Notes payable (Notes 4, 5, 23 and 27)	—	3,109

	12,989	26,009

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities as at December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Long-term debt (Note 27)	1,323	2,136
Obligation under finance lease	3	2

Unamortized debt discount at end of the year	1,326	2,138

The following table describes all changes to unamortized debt discount for the years ended December 31, 2012 and 2011.

	2012	2011
	(in million pesos)
Unamortized debt discount at beginning of the year	2,138	2,945
Additions during the year	124	43
Revaluations during the year	118	187
Discontinued operations (Note 2)	(1)	—
Accretion during the year included as part of Financing costs – net – Accretion on financial liabilities (Note 5)	(1,053)	(1,037)

Unamortized debt discount at end of the year	1,326	2,138

Long-term Debt

As at December 31, 2012 and 2011, long-term debt consists of:

Description	Interest Rates	2012				2011
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.55% to 1.80% in 2012 and 2011	US$	204	Php	8,363	US$	248	Php	10,879
Exportkreditnamnden, or EKN	1.90% to 3.79% and US$ LIBOR + 0.30% to 0.35% in 2012 and 3.79% and US$ LIBOR + 0.30% to 0.35% in 2011		104		4,253		102		4,483
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2012 and 2011		67		2,771		79		3,475
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 1.35% in 2012 and 2011		44		1,813		63		2,775
Others	US$ LIBOR + 0.35% to 0.40% in 2012 and 2011		2		101		6		256

			421		17,301		498		21,868
Fixed Rate Notes	8.35% to 11.375% in 2012 and 2011		232		9,544		377		16,567
Term Loans:
Debt Exchange Facility	2.25% in 2012 and 2011		254		10,450		238		10,472
GSM Network Expansion Facilities	US$ LIBOR + 0.42% to 1.85% in 2012 and 4.70% and US$ LIBOR + 0.42% to 1.85% in 2011		172		7,041		50		2,201
Others	US$ LIBOR + 0.42% to 1.90% in 2012 and 2.79% + swap rate and US$ LIBOR + 0.42% to 0.50% in 2011		194		7,962		51		2,222

		US$	1,273		52,298	US$	1,214		53,330

Philippine Peso Debts:
Corporate Notes	5.3300% to 9.1038% in 2012 and 5.4692% to 9.1038% and PDST-F + 1.25% in 2011				40,006				38,510
Term Loans:
Unsecured Term Loans	4.9110% to 8.6271%, PDST-F + 0.30% and BSP overnight rate + 0.30% to 0.50% in 2012 and 5.8308% to 8.6271%, PDST-F + 0.30% and BSP overnight rate + 0.30% to 0.50% in 2011				21,988				22,277
Secured Term Loans	5.2604% to 5.659%, PDST-F + 1.375% in 2012 and PDST-F + 1.375% and AUB’s prime rate in 2011				1,500				49

					63,494				60,836

Total long-term debt					115,792				114,166
Less portion maturing within one year (Note 27)					12,981				22,893

Noncurrent portion of long-term (Note 27)				Php	102,811			Php	91,273

Note:    Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2012 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2013	221	9,065	3,999	13,064
2014	460	18,885	1,575	20,460
2015	150	6,168	5,417	11,585
2016	134	5,514	15,384	20,898
2017 and onwards	339	13,943	37,165	51,108

	1,304	53,575	63,540	117,115

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Sinosure

On December 1, 2005, DMPI signed a US$23.6 million seven-year Export Credit Agreement to finance the supply of the equipment, software, and offshore services for the GSM 1800 in the National Capital Region, or NCR, with Societe Generale and Credit Agricole Corporate and Investment Bank (formerly Calyon) as the lenders. The facility is covered by a guarantee from China Export and Credit Insurance Corporation, or Sinosure, the export-credit agency of China. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 1, 2013. The agreement was drawn on various dates in 2005, 2006 and 2007 in the total amount of US$23.6 million. The amounts of US$3 million, or Php138 million, and US$7 million, or Php296 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On May 4, 2006, DMPI signed a US$12.7 million seven-year Export Credit Agreement to finance the supply of the equipment and software for the expansion of its GSM services in the NCR with the Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on October 6, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$12.2 million. The undrawn amount of US$0.5 million was cancelled. The amounts of US$4 million, or Php143 million, and US$5 million, or Php229 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On June 1, 2006, DMPI signed a US$12 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project with ING Bank N.V., or ING Bank, as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 1, 2014. The agreement was drawn on November 24, 2006 and October 31, 2007 in the amounts of US$8 million and US$2 million, respectively. The undrawn amount of US$2 million was cancelled. The amounts of US$2 million, or Php86 million, and US$4 million, or Php153 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On May 24, 2007, DMPI signed a US$21 million seven-year Buyer’s Credit Agreement to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$20.8 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$7 million, or Php305 million, and US$10 million, or Php457 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On May 24, 2007, DMPI signed a US$12.1 million seven-year Buyer’s Credit Agreement to finance the equipment for the Phase 6 NCR Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$12.1 million. The amounts of US$4 million, or Php178 million, and US$6 million, or Php266 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On November 10, 2008, DMPI signed a US$23.8 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Core Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$23.8 million. The amounts of US$14 million, or Php558 million, and US$17 million, or Php746 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On November 10, 2008, DMPI signed a US$5.5 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the supply of 3G network in the NCR with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$5.5 million. The amounts of US$3 million, or Php129 million, and US$4 million, or Php172 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On November 10, 2008, DMPI signed a US$4.9 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$4.9 million. The amounts of US$3 million, or Php116 million, and US$4 million, or Php155 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On August 14, 2009, DMPI signed a US$24.7 million seven-year facility agreement to finance the supply of telephone equipment for the Phase 5 NCR Base Station Expansion with Credit Suisse as the lead arranger. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn on various dates in 2009 and 2010 in the total amount of US$24.7 million. The amounts of US$18 million, or Php725 million, and US$21 million, or Php930 million, remained outstanding as at December 31, 2012 and 2011, respectively. The facility was paid in full on February 14, 2013.

On August 14, 2009, DMPI signed a US$15.9 million seven-year facility agreement to finance the supply of telephone equipment for the Phase 7 South Luzon Base Station Expansion with The Hong Kong and Shanghai Banking Corporation Limited, or HSBC, as the lender. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn in 2009 and 2010 in the amounts of US$14.1 million and US$1.4 million, respectively. The undrawn amount of US$0.4 million was cancelled. The amounts of US$11 million, or Php453 million, and US$13 million, or Php581 million, remained outstanding as at December 31, 2012 and 2011, respectively. The facility was paid in full on February 14, 2013.

On December 16, 2009, DMPI signed a US$50 million seven-year Buyer’s Credit Agreement to finance the equipment and related materials for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects with China Citic Bank Corporation Ltd., or China CITIC Bank, as the original lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 17, 2017. The agreement was drawn on various dates in 2010 in the total amount of US$48 million. The undrawn amount of US$2 million was cancelled. On December 9, 2011, China CITIC Bank and ING Bank signed a Transfer Certificate and Assignment of Guarantee whereby ING Bank took over the debt under the Buyers Credit Agreement. The assignment of debt was completed on December 16, 2011. The amounts of US$34 million, or Php1,392 million, and US$41 million, or Php1,786 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On September 15, 2010, DMPI signed a US$117.3 million seven-year Term Loan Facility Agreement to finance the purchase of equipment and related materials for the expansion of: (1) Phase 8A and 8B Core and IN; (2) Phase 3 3G; and (3) Phase 8B NCR and SLZ BSS with China Development Bank and HSBC as the lenders. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven and half years in 15 equal semi-annual installments with final installment on April 10, 2019. The agreement was drawn on various dates in 2011 in the total amount of US$116.3 million. The undrawn amount of US$1 million was cancelled. The amounts of US$101 million, or Php4,140 million, and US$116 million, or Php5,108 million, remained outstanding as at December 31, 2012 and 2011, respectively.

EKN

On April 4, 2006, DMPI signed a US$18.7 million nine-year loan agreement to finance the supply of GSM mobile telephone equipment and related services with Nordea Bank AB (publ), or Nordea Bank, as the lender. The facility is covered by a guarantee from EKN, the export-credit agency of Sweden. The loan is payable over nine years in 18 equal semi-annual installments with final installment on April 30, 2015. The loan was fully drawn on various dates in 2006 and 2007. The amounts of US$5 million, or Php220 million, and US$7 million, or Php329 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On December 20, 2006, DMPI signed a US$43.2 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao with ING Bank as the lender. The facility is covered by a guarantee from EKN. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 30, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$42.9 million. The undrawn amount of US$0.3 million was cancelled. The amounts of US$10 million, or Php393 million, and US$16 million, or Php700 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On December 17, 2007, DMPI signed a US$59.2 million nine-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project with ING Bank, Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on March 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$59 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$31 million, or Php1,248 million, and US$38 million, or Php1,631 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On December 17, 2007, DMPI signed a US$51.2 million nine-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao with ING Bank, Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on June 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$51.1 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$26 million, or Php1,084 million, and US$32 million, or Php1,416 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning and testing of Wireless-Code Division Multiple Access, or W-CDMA/High Speed Packet Access project with Nordea Bank as the original lender, arranger and facility agent and subsequently assigned its rights and obligations to the AB Svensk Exportkredit (Swedish Export Credit Corporation), or SEK, supported by EKN on December 10, 2008. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$22 million. This facility is payable semi-annually in ten equal installments with final installment on December 10, 2013. The outstanding balance under the facility amounted to US$5 million, or Php195 million, and US$9 million, or Php414 million, both net of unamortized debt discount, as at December 31, 2012 and 2011, respectively.

On June 10, 2011, Smart signed a US$49 million five-year term loan facility to finance the supply and services contracts for the modernization and expansion project with Nordea Bank as the original lender, arranger and facility agent. On July 5, 2011, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The agreement is comprised of Tranche A1, Tranche A2 and Tranche B in the amounts of US$24 million, US$24 million and US$1 million, respectively. The facility was partially drawn on the following dates: (1) March 13, 2012 in the amounts of US$3 million and US$1 million for Tranche A1 and Tranche B, respectively; (2) May 2, 2012 in the amount of US$16 million for Tranche A1; (3) June 21, 2012 in the amount of US$5 million for Tranche A1; and (4) August 16, 2012 in the amount of US$8 million for Tranche A2. This facility is payable semi-annually in ten equal installments with final installment on December 29, 2016 for Tranche A1 and B and October 30, 2017 for Tranche A2. The amount of US$27 million, or Php1,113 million, net of unamortized debt discount, remained outstanding as at December 31, 2012.

EKN and SEK

On April 28, 2009, DMPI signed a US$96.6 million eight-year loan agreement to finance the supply of GSM mobile telephone equipment and related services with Nordea Bank and ING Bank as the lenders. The facility is covered by a guarantee from EKN and SEK, the export-credit agency of Sweden. The agreement is comprised of Tranche 1 and Tranche 2 in the total amounts of US$43 million and US$53.6 million, respectively. Both tranches are payable over eight and a half years in 17 equal semi-annual installments with final installment on February 28, 2018 for Tranche 1 and November 30, 2018 for Tranche 2. Tranches 1 and 2 were fully drawn on various dates in 2009, 2010 and 2011. The aggregate amounts of US$67 million, or Php2,771 million, and US$79 million, or Php3,475 million, remained outstanding as at December 31, 2012 and 2011, respectively.

Finnvera, Plc, or Finnvera

On May 14, 2009, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc, or FEC, guaranteed by Finnvera, the Finnish Export Credit Agency, and awarded to Calyon as the arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual installments with final installment on July 15, 2014. The amounts of US$20 million, or Php811 million, and US$29 million, or Php1,290 million, both net of unamortized debt discount, remained outstanding as at December 31, 2012 and 2011, respectively.

On October 9, 2009, Smart signed a US$50 million five-year term loan facility to finance GSM equipment and services contracts with FEC guaranteed by Finnvera for 100% political and commercial risk cover. The facility was awarded to Citicorp as the arranger and was drawn on April 7, 2010 and was subsequently transferred to ANZ on January 4, 2011. The loan is payable over five years in ten equal semi-annual installments with final installment on April 7, 2015. The amounts of US$24 million, or Php1,002 million, and US$34 million, or Php1,485 million, both net of unamortized debt discount, remained outstanding as at December 31, 2012 and 2011, respectively.

Others – Export Credit Agencies

Compagnie Francaise d’ Assurance pour le Commerce Exterieur, or COFACE

On August 18, 2005, DMPI signed a US$19 million seven-year Export Credit Agreement to finance the supply of telecommunications materials, software, and services for the GSM Cellular Mobile Short Term Core Expansion Project with ING Bank, Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from COFACE, the export-credit agency of France. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on February 8, 2013. The agreement was drawn on various dates in 2005 and 2006 in the total amount of US$18.2 million. The undrawn amount of US$0.8 million was cancelled. The amounts of US$1 million, or Php53 million, and US$4 million, or Php171 million, remained outstanding as at December 31, 2012 and 2011, respectively.

Atradius N.V., or Atradius

On July 3, 2006, DMPI signed a US$6 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network with ING Bank as the lender. The facility is covered by a guarantee from Atradius, the export-credit agency of Amsterdam, the Netherlands. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 27, 2014. The agreement was drawn in 2006 and 2007 in the total amount of US$5.4 million. The undrawn amount of US$0.6 million was cancelled. The amounts of US$1 million, or Php48 million, and US$2 million, or Php85 million, remained outstanding as at December 31, 2012 and 2011, respectively.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2012 and 2011:

Principal Amount	Interest Rate	Maturity Date	2012				2011
			(in millions)
US$234,259,000	8.350%	March 6, 2017	US$	232	Php	9,544	US$	232	Php10,189
US$145,789,000	11.375%	May 15, 2012		—		—		145	6,378

			US$	232	Php	9,544	US$	377	Php16,567

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

The outstanding balance of the Facility amounted to US$254 million, or Php10,450 million, and US$238 million, or Php10,472 million, both net of unamortized debt discount, as at December 31, 2012 and 2011, respectively. The Facility is payable in full on June 30, 2014.

GSM Network Expansion Facilities

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company, or Metrobank, to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date, with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. The amount of US$11 million, or Php488 million, remained outstanding as at December 31, 2011. The facility was paid in full on October 10, 2012.

On October 10, 2007, Smart signed a US$50 million five-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch, or Nord LB, as the lender with Standard Chartered Bank (Hong Kong) Ltd. as the facility agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments, with final repayment on March 11, 2013. The amounts of US$5 million, or Php205 million, and US$15 million, or Php657 million, both net of unamortized debt discount, remained outstanding as at December 31, 2012 and 2011, respectively.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with FEC. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank (Hong Kong) Ltd., Mizuho Corporate Bank Ltd. as the lead arrangers. The loan is payable over five years in ten equal semi-annual installments, with final repayment on January 23, 2014. The facility was drawn on various dates in 2009 in the total amount of US$50 million. The amounts of US$15 million, or Php614 million, and US$25 million, or Php1,090 million, both net of unamortized debt discount, remained outstanding as at December 31, 2012 and 2011, respectively.

On June 6, 2011, Smart signed a US$60 million five-year term loan facility to finance the equipment and service contracts for the modernization and expansion project with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The loan is payable over five years in eight equal semi-annual installments with the first installment due on the 18th month from signing date, with final installment on June 6, 2016. The facility was drawn on various dates in 2012 in the total amount of US$60 million. The amount of US$53 million, or Php2,157 million, remained outstanding as at December 31, 2012.

On August 19, 2011, Smart signed a US$50 million five-year term loan facility to finance the supply contracts for the modernization and expansion project with FEC as the lender. The facility was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC and Mizuho Corporate Bank, Ltd. This facility is payable semi-annually in ten equal installments commencing six months after August 19, 2012, with final installment on August 19, 2016. The facility was drawn on various dates in 2012 in the total amount of US$50 million. The amount of US$50 million, or Php2,040 million, net of unamortized debt discount, remained outstanding as at December 31, 2012.

On May 29, 2012, Smart signed a US$50 million five-year term loan facility with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments with the first installment due on May 29, 2013, with final installment on May 29, 2017. The facility was drawn on various dates in 2012 in the total amount of US$50 million. The amount of US$49 million, or Php2,025 million, net of unamortized debt discount, remained outstanding as at December 31, 2012.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Nord LB to be used for the capital expenditure requirements of PLDT. Two separate drawings of US$50 million each was drawn from the facility on March 27, 2008 and April 10, 2008 and is payable over five years in ten equal semi-annual installments, with final repayment on March 27, 2013. The amounts of US$10 million, or Php411 million, and US$30 million, or Php1,318 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with the Bank of the Philippine Islands, or BPI, to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 in total amount of US$50 million. This loan is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date, with final repayment on July 22, 2013. The amounts of US$9 million, or Php362 million, and US$21 million, or Php904 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing loan obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on March 7, 2017. The amount of US$150 million, or Php6,162 million, has been fully drawn and remained outstanding as at December 31, 2012.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. This loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date, with final repayment on May 30, 2017. The amount of US$25 million, or Php1,027 million, was fully drawn on May 29, 2012 and remained outstanding as at December 31, 2012.

On March 26, 2012, SPi signed a loan agreement amounting to US$15 million with Security Banking Corporation, or Security Bank. Proceeds of the loan were used for working capital requirements. The loan is payable in 19 quarterly installments commencing on September 24, 2012 with final installment on March 27, 2017. The amount of US$13 million, or Php551 million, has been presented as part of interest-bearing financial liabilities under liabilities directly associated with assets classified as held-for-sale as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with the Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on January 16, 2018. The amount of US$40 million was partially drawn on March 6, 2013. The balance of US$260 million remained undrawn as at March 25, 2013.

On January 28, 2013, Smart signed a US$35 million five-year loan facility with China Banking Corporation to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in ten equal semi-annual installments. No availment has been made on this facility as at March 25, 2013.

On February 22, 2013, Smart signed a US$46 million five-year term loan facility to finance the supply and services contracts for the modernization and expansion project, with Nordea Bank as the original lender, arranger and facility agent. Nordea Bank will subsequently assign its rights and obligations to the SEK guaranteed by EKN. The agreement is comprised of Tranche A1, Tranche A2, Tranche B1 and Tranche B2 in the amounts of US$25 million, US$19 million, US$0.861 million and US$0.654 million, respectively. No availment has been made on this facility as at March 25, 2013.

Philippine Peso Debts:

Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion program. The Series A note of Php3,800 million was paid in full on February 16, 2012. The amounts of Php1,152 million and Php4,963 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued a five-year term unsecured fixed rate corporate notes amounting to Php5,000 million. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion program. The amount of Php4,827 million, net of unamortized debt discount, remained outstanding as at December 31, 2011 and was paid in full on March 12, 2012.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on February 21, 2014. The Series B notes are payable over seven years with an amortization rate of 1% of the issue price on the fifth year and sixth year from issue date and the balance payable upon maturity on February 22, 2016. The Series C notes are payable over ten years with an amortization rate of 1% of the issue price on the fifth year up to the ninth year from issue date and the balance payable upon maturity on February 20, 2019. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amount of Php4,952 million remained outstanding as at December 31, 2011. The facility was prepaid in full on November 20, 2012.

Php7,000 Million Fixed Rate Corporate Notes

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A five-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. The Series A notes are payable over five years with an annual amortization rate of 2% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 10, 2015. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on December 12, 2016. The Series C notes are payable in full upon maturity on December 10, 2019. Proceeds from the facility were used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amount of Php6,781 million remained outstanding as at and December 31, 2011. The facility was prepaid in full on December 10, 2012.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility were used to finance capital expenditures and/or to refinance PLDT’s loan obligations which were also used to finance capital expenditures for network expansion and improvement. The amount of Php2,500 million remained outstanding as at December 31, 2012 and 2011.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility were used primarily to finance Smart’s capital expenditures for network improvement and expansion program. The amounts of Php2,490 million and Php2,487 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and 2011, respectively.

Php2,000 Million Fixed Rate Corporate Notes

On March 9, 2011, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures for network improvement and expansion program. Tranche A amounting to Php1,000 million was issued on March 16, 2011. Tranche B amounting to Php1,000 million was issued in multiple drawdowns of Php250 million each, the first of which was on March 24, 2011. On various dates in April 2011, the remaining Php750 million of Tranche B was fully drawn. The facility is payable in full, five years from their respective issue dates. The aggregate amount of Php2,000 million remained outstanding as at December 31, 2012 and 2011.

Php5,000 Million Fixed Rate Corporate Notes

On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A five-year notes amounting to Php3,435 million, Series B seven-year notes amounting to Php700 million and Series C ten-year notes amounting to Php865 million. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 25, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on March 26, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on March 24, 2021. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amounts of Php4,950 million and Php5,000 million remained outstanding as at December 31, 2012 and 2011, respectively. The facility was prepaid in full on March 25, 2013.

Php5,000 Million Fixed Rate Corporate Notes

On November 8, 2011, PLDT issued Php5,000 million fixed rate notes under a Notes Facility Agreement dated November 4, 2011, comprised of Series A five-year notes amounting to Php2,795 million, Series B seven-year notes amounting to Php230 million and Series C ten-year notes amounting to Php1,975 million. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on November 9, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 8, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 8, 2021. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amounts of Php4,950 million and Php5,000 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php5,500 Million Fixed Rate Corporate Notes

On March 19, 2012, Smart issued Php5,500 million fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 96% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 91% payable on March 21, 2022. Proceeds from the issuance of these notes have been used primarily for Smart’s debt refinancing and capital expenditures. The aggregate amount of Php5,464 million, net of unamortized debt discount, remained outstanding as at December 31, 2012.

Php1,500 Million Fixed Rate Corporate Notes

On July 27, 2012, PLDT issued Php1,500 million seven-year fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 25, 2012. The notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 29, 2019. Proceeds from the facility were used to finance capital expenditures for network expansion and improvement. The amount of Php1,500 million remained outstanding as at December 31, 2012.

Php8,800 Million Fixed Rate Corporate Notes

On September 21, 2012, PLDT issued Php8,800 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated September 19, 2012, comprised of Series A seven-year notes amounting to Php4,610 million and Series B ten-year notes amounting to Php4,190 million. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on September 21, 2022. Proceeds from the facility were used to refinance existing obligations the proceeds of which were used for capital expenditures for network expansion and improvement. The amount of Php8,800 million remained outstanding as at December 31, 2012.

Php6,200 Million Fixed Rate Corporate Notes

On November 22, 2012, PLDT issued Php6,200 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated November 20, 2012, comprised of Series A seven-year notes amounting to Php3,775 million and Series B ten-year notes amounting to Php2,425 million. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issued price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019. The Series B notes are payable over ten-years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022. Proceeds from the facility were used to refinance existing obligations the proceeds of which were used for capital expenditures for network expansion and improvement. The amount of Php6,200 million remained outstanding as at December 31, 2012.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Php2,500 million term loan facility with Metrobank to finance capital expenditures for network improvement and expansion program, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final repayment on November 13, 2013. The amounts of Php624 million and Php1,248 million, both net of unamortized debt discount, remained outstanding as at December 31, 2012 and 2011, respectively.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines, or LBP, amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,400 million. The loan is payable over five years in ten equal semi-annual installments, with final repayment on December 12, 2013. The amounts of Php511 million and Php1,022 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines, or Union Bank, amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php3,000 million. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date, with final repayment on December 23, 2013. The amounts of Php667 million and Php1,333 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank, or PNB, amounting to Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,000 million. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date, with final repayment on December 19, 2013. The amounts of Php470 million and Php941 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc., or BDO, amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The amount of Php2,500 million remained outstanding as at December 31, 2011. The facility was prepaid in full on October 17, 2012.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Php1,500 million term loan facility with BDO to finance capital expenditures for network improvement and expansion program, which was fully drawn on May 20, 2009. The facility is a three-year loan, payable in full upon maturity on May 20, 2012. The amount of Php1,498 million, net of unamortized debt discount, remained outstanding as at December 31, 2011 and was paid in full on May 20, 2012.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a loan agreement with RCBC amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The amount of Php2,500 million remained outstanding as at December 31, 2011. The facility was prepaid in full on September 28, 2012.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments commencing on September 15, 2010, with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009. The amounts of Php618 million and Php971 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on July 1, 2016. The amount of Php500 million remained outstanding as at December 31, 2011. The facility was prepaid in full on October 1, 2012.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Php1,000 million term loan facility with Metrobank to finance capital expenditures for network improvement and expansion program, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final repayment on August 1, 2014. The amounts of Php438 million and Php688 million remained outstanding as at and December 31, 2012 and 2011, respectively.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a loan agreement with BPI amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments, with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amounts of Php941 million and Php1,412 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a loan agreement with BPI amounting to Php1,000 million to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments, with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amounts of Php471 million and Php706 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php1,500 Million Term Loan Facility

On March 15, 2011, Smart signed a Php1,500 million term loan facility with Metrobank to finance capital expenditures for network improvement and expansion program. The facility is a five-year loan, payable in full upon maturity on March 22, 2016. The amount of Php1,500 million was fully drawn on March 22, 2011 and remained outstanding as at December 31, 2012 and 2011.

Php2,000 Million Term Loan Facility

On March 24, 2011, Smart signed a Php2,000 million term loan facility with PNB to finance capital expenditures for network improvement and expansion program. The facility is a five-year loan, payable in full upon maturity on March 29, 2016. The amount of Php2,000 million was fully drawn on March 29, 2011. The facility was partially prepaid on December 28, 2012 in the amount of Php200 million. The amounts of Php1,800 million and Php2,000 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php500 Million Term Loan Facility

On April 4, 2011, PLDT signed a loan agreement with the Manufacturers Life Insurance Co. (Phils.), Inc., or Manulife, amounting to Php500 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on June 17, 2016. The amount of Php500 million was fully drawn on June 16, 2011 and remained outstanding as at December 31, 2012 and 2011.

Php300 Million Term Loan Facility

On April 4, 2011, PLDT signed a loan agreement with the Manulife amounting to Php300 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The amount of Php300 million was fully drawn on April 28, 2011 and remained outstanding as at December 31, 2012 and 2011.

Php1,000 Million Term Loan Facility

On April 12, 2011, Digitel signed a Php1,000 million five-year term loan facility agreement to finance additional capital expenditure requirements with Metrobank as the lender. The principal is payable upon maturity or on June 23, 2016. The partial drawdowns were made on various dates in June 2011 in the aggregate amount of Php710 million and the balance of Php290 million was subsequently drawn on June 21, 2012. The amounts of Php1,000 million and Php710 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php2,000 Million Term Loan Facility

On April 14, 2011, Digitel signed a Php2,000 million five-year term loan facility agreement to finance the capital expenditures and/or refinance existing loan obligations with BDO as the lender. The principal is payable in full upon maturity on May 26, 2016. The agreement was drawn on various dates in 2011 in the total amount of Php1,948 million and remained outstanding as at December 31, 2012 and 2011. The undrawn amount of Php52 million was cancelled.

Php2,000 Million Term Loan Facility

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity on April 12, 2022. The amount of Php2,000 million was fully drawn on April 12, 2012 and remained outstanding as at December 31, 2012.

Php3,000 Million Term Loan Facility

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017. The amount of Php3,000 million was fully drawn on July 18, 2012 and remained outstanding as at December 31, 2012.

Php2,000 Million Term Loan Facility

On May 29, 2012, PLDT signed a Php2,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from initial drawdown date and the balance payable upon maturity on June 27, 2017. The amount of Php2,000 million was fully drawn on June 27, 2012 and remained outstanding as at December 31, 2012.

Php1,000 Million Term Loan Facility

On June 7, 2012, Smart signed a Php1,000 million term loan facility with LBP to finance capital expenditures for its network upgrade and expansion program. The facility is a five-year loan with annual amortizations equivalent to 1% of the principal amount commencing on the first anniversary of the initial drawdown with the balance of 96% payable upon maturity. The amount of Php1,000 million was fully drawn on August 22, 2012 and remained outstanding as at December 31, 2012.

Php200 Million Term Loan Facility

On August 31, 2012, PLDT signed a Php200 million term loan facility agreement with Manulife to refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable in full upon maturity on October 9, 2019. The amount of Php200 million was fully drawn on October 9, 2012 and remained outstanding as at December 31, 2012.

Php1,000 Million Term Loan Facility

On September 3, 2012, PLDT signed a Php1,000 million term loan facility agreement with Union Bank to finance capital expenditures and/or refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity. The facility was fully drawn on January 11, 2013.

Php1,000 Million Term Loan Facility

On October 11, 2012, PLDT signed a Php1,000 million term loan facility agreement with Philippine American Life and General Insurance to refinance PLDT’s loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The facility is payable in full upon maturity on December 5, 2022. The amount of Php1,000 million was drawn and remained outstanding as at December 31, 2012.

Php3,000 Million Term Loan Facility

On December 17, 2012, Smart signed a Php3,000 million term loan facility with LBP to finance capital expenditures for its network upgrade and expansion program. The facility is a seven-year loan with annual amortizations equivalent to 1% of the principal amount commencing on the first anniversary of the initial drawdown with the balance of 94% payable upon maturity. The amount of Php1,000 million was partially drawn on December 20, 2012 and remained outstanding as at December 31, 2012. The facility was fully drawn on March 15, 2013.

Secured Term Loans

Php150 Million Term Loan Facility

On June 7, 2007, AGS obtained a medium term loan facility with BPI amounting to Php150 million, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. AGS is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. AGS and the bank has agreed to the following terms: (a) pledge of AGS’s shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of AGS. The outstanding principal balance of the loan amounting to Php49 million as at December 31, 2011 was paid in full on June 30, 2012.

Php1,500 Million Term Loan Facility

On June 27, 2012, DMPI signed a Php1,500 million seven-year fixed rate term loan facility with BPI, BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc. to finance capital expenditures for network expansion and improvements. The facility has annual amortization payments equivalent to 1% of the outstanding principal amount with the balance payable on June 2019. First availment was made on June 29, 2012 amounting to Php700 million and the balance of Php800 million was subsequently drawn on September 24, 2012. The amount of Php1,500 million remained outstanding as at December 31, 2012.

Notes Payable

Vendor Financing

On January 5, 2006, a Promissory Note in the amount of US$1.3 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on February 22, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at December 31, 2011 was paid in full on February 22, 2012.

On January 5, 2006, a Promissory Note in the amount of US$1.2 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd. dated December 1, 2005 as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on June 28, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at December 31, 2011 was paid in full on June 28, 2012.

The aggregate outstanding balance of trust receipts amounted to Php1,562 million as at December 31, 2011. DMPI and DTPI’s trust receipts have been fully paid as at December 31, 2012.

On April 1, 2011, SPi availed of short-term loans from BPI and Security Bank amounting to US$9 million and US$16 million, respectively. Additional loan was availed last October 28, 2011 from Security Bank amounting to US$10 million. Proceeds of the loans were used for working capital requirements. Interest rate on each loan is repriced every month with final installment on December 18, 2012. The loans were prepaid on various dates in 2012 in the aggregate amount of US$31.5 million. The aggregate amounts of US$3.5 million, or Php144 million, and US$35 million, or Php1,537 million, remained outstanding as at December 31, 2012 and 2011, respectively. The December 31, 2012 outstanding balance was presented as part of interest-bearing financial liabilities under liabilities directly associated with assets classified as held-for-sale. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

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

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 45% and 47% of PLDT’s total consolidated debts as at December 31, 2012 and 2011, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso. See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

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

Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

PLDT’s debt instruments and guarantees for DMPI loans, as discussed in Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel, also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as consolidated debt to consolidated equity, consolidated debt to consolidated Adjusted EBITDA and debt service coverage ratios. Previously, Smart was required to comply with certain consolidated debt to consolidated equity ratio under Variable Loan Agreement 2014 debt with Marubeni Corporation as original lender and under the 2014 (A) Debt under Metrobank as Facility Agent. On August 16, 2012 and September 3, 2012, the approvals to amend the covenant from “the ratio of Consolidated Debt to Consolidated Equity” to “the ratio of Consolidated Debt to Consolidated Adjusted EBITDA” were obtained. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

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

As at December 31, 2012, we were in compliance with all of our debt covenants.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases as at December 31, 2012 are as follows:

Year	(in million pesos)
2013	11
2014	5
2015	4
2016 and onwards	1

Total minimum finance lease payments (Note 27)	21
Less amount representing unamortized interest	3

Present value of net minimum finance lease payments (Notes 3 and 27)	18
Less obligations under finance leases maturing within one year (Notes 9 and 27)	8

Long-term portion of obligations under finance leases (Notes 9 and 27)	10

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT and Smart have finance lease obligations in the aggregate amounts of Php21 million and Php16 million as at December 31, 2012 and 2011, respectively. See Note 9 – Property, Plant and Equipment.

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

21.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Accrual of capital expenditures under long-term financing	19,203	20,128
Provision for asset retirement obligations (Notes 3 and 9)	2,543	2,107
Unearned revenues (Note 23)	174	172
Others	30	235

	21,950	22,642

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2012 and 2011:

	2012	2011
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	2,107	1,344
Additional liability recognized during the year (Note 28)	290	29
Accretion expenses (Note 5)	146	122
Business combinations (Note 13)	—	614
Settlement of obligations and others	—	(2)

Provision for asset retirement obligations at end of the year (Note 3)	2,543	2,107

22.	Accounts Payable

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Suppliers and contractors (Note 27)	26,128	25,476
Carriers (Note 27)	2,007	1,642
Taxes (Note 26)	1,421	1,555
Related parties (Notes 24 and 27)	668	626
Others	227	255

	30,451	29,554

Accounts payable are non-interest bearing and are normally settled within 180 days.

For terms and conditions relating to related parties, see Note 24 – Related Party Transactions.

For explanation on the PLDT Group’s credit risk management processes, see Note 27 – Financial Assets and Liabilities – Credit Risk.

23.	Accrued Expenses and Other Current Liabilities

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	36,800	28,429
Accrued taxes and related expenses (Note 26)	8,281	11,817
Liability from redemption of preferred shares (Notes 19, 27 and 28)	7,884	—
Accrued employee benefits (Notes 3, 24, 25 and 27)	6,781	4,463
Unearned revenues (Note 21)	6,291	5,664
Accrued interests and other related costs (Notes 20 and 27)	1,174	1,122
Mandatory tender offer option liability (Note 28)	—	4,940
Others	5,700	1,836

	72,911	58,271

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

Accrued expenses and other current liabilities are non-interest bearing and are normally settled within a year.

24.	Related Party Transactions

The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties for the year ended December 31, 2012. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at December 31, 2012 and 2011 transactions that have been entered into with related parties:

	Classifications	Terms	Conditions	2012	2011
				(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accrued expenses and other current liabilities (Note 23)	Electricity charges – immediately upon receipt of invoice	Unsecured; no impairment	266	271

		Pole rental – 45 days upon receipt of billing	Unsecured; no impairment	12	6
Indirect investment in associate through ACeS Philippines:
AIL	Accrued expenses and other current liabilities (Note 23)	30 days upon receipt of billing	Unsecured; no impairment	43	147
Transactions with major stockholders, directors and officers:
Asia Link B.V., or ALBV	Accounts payable (Note 22)	15 days from end of quarter	Unsecured; no impairment	252	234
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 23)	1st month of each quarter; non-interest bearing	Unsecured; no impairment	29	29
NTT Communications	Accrued expenses and other current liabilities (Note 23)	30 days; non-interest bearing	Unsecured; no impairment	18	12
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 23)	30 days; non-interest bearing	Unsecured; no impairment	2	—
NTT DOCOMO	Accrued expenses and other current liabilities (Note 23)	30 days; non-interest bearing	Unsecured; no impairment	8	8
Malayan Insurance Co., Inc., or Malayan	Accrued expenses and other current liabilities (Note 23)	Immediately upon receipt of invoice	Unsecured; no impairment	1	1
Others:
Various	Trade and other receivables (Note 16)	30 days upon receipt of billing	Unsecured; no impairment	244	281

The following table provides the summary of transactions for the years ended December 31, 2012, 2011 and 2010 in relation with the table above for the transactions that have been entered into with related parties.

	Classifications	2012	2011	2010
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	3,096	2,319	2,438
	Rent	250	226	199
Indirect investment in associate through ACeS Philippines:
AIL	Cost of sales	80	105	122
Transactions with major stockholders, directors and officers:
ALBV	Professional and other contracted services	332	581	615
Malayan	Insurance and security services	234	230	328
NTT DOCOMO	Professional and other contracted services	56	72	75
NTT World Engineering Marine Corporation	Repairs and maintenance	32	14	12
NTT Worldwide Telecommunications Corporation	Selling and promotions	13	11	16
NTT Communications	Professional and other contracted services	69	69	76
	Rent	10	8	10
Others:
Various	Revenues	224	285	204

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php3,096 million, Php2,319 million and Php2,438 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under these agreements, the outstanding utilities payable, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php266 million and Php271 million as at December 31, 2012 and 2011, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which was presented as part of rent in our consolidated income statements, amounted to Php250 million, Php226 million and Php199 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under these agreements, the outstanding obligations, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php12 million and Php6 million as at December 31, 2012 and 2011, respectively.

See also Note 10 – Investments in Associates and Joint Ventures and Deposit – Investment in Beacon – Beacon’s Acquisition of Additional Meralco Shares for additional transactions involving Meralco.

b.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

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

Total fees under the Amended ATPA, which was presented as part of cost of sales in our consolidated income statements, amounted to Php80 million, Php105 million and Php122 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under the Amended ATPA, the outstanding obligations of PLDT, which was presented as part of accounts payable in our consolidated statements of financial position, amounted to Php43 million and Php147 million as at December 31, 2012 and 2011, respectively. See Note 5 – Income and Expenses – Cost of Sales.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 are as follows:

1.	Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which expired on February 23, 2012 was renewed until February 23, 2016 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Total service fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php332 million, Php581 million and Php615 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations, which was presented as part of accounts payable in our consolidated statements of financial position, amounted to Php252 million and Php234 million as at December 31, 2012 and 2011, respectively.

2.	Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php32 million, Php14 million and Php12 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php29 million each as at December 31, 2012 and 2011;

•

Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php69 million, Php69 million and Php76 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php17 million and Php12 million as at December 31, 2012 and 2011, respectively;

•

Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which was presented as part of rent in our consolidated income statements, amounted to Php10 million, Php8 million and Php10 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million and nil as at December 31, 2012 and 2011, respectively; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which was presented as part of selling and promotions in our consolidated income statements, amounted to Php13 million, Php11 million and Php16 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and nil as at December 31, 2012 and 2011, respectively.

3.	Advisory Service Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php56 million, Php72 million and Php75 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php8 million each as at December 31, 2012 and 2011.

4.	Agreements Relating to Insurance Companies

PLDT has insurance policies with Malayan wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements, which was presented as part of insurance and security services in our consolidated income statements, amounted to Php234 million, Php230 million and Php328 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations, which was presented as part of accrued expenses and other current liabilities in our consolidated statement of financial position, amounted to Php1 million each as at December 31, 2012 and 2011. One director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at December 31, 2012 and 2011.

5.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

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

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2012 and 2011.

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

d. Others

a.	Telecommunications services provided by PLDT and certain of its subsidiaries to various related parties

PLDT and certain of its subsidiaries provide telephone and data communication services to various related parties at arm’s length similar to transactions with other customers. The revenues under these services amounted to Php224 million, Php285 million and Php204 million for the years ended December 31, 2012, 2011 and 2010, respectively. The outstanding receivables of PLDT and certain of its subsidiaries, which was presented as part of trade and other receivables in our consolidated statements of financial position, from these services amounted to Php244 million and Php281 million as at December 31, 2012 and 2011, respectively.

See Note 10 – Investments in Associates and Joint Ventures and Deposit – Deposit for Future PDRs Subscription and Note 18 – Prepayments – Agreement between PLDT and Smart with TV5 for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	(in million pesos)
Short-term employee benefits	995	820	664
Post-employment benefits (Note 25)	20	33	25
Other long-term employee benefits (Note 25)	272	—	277

Total compensation paid to key officers of the PLDT Group	1,287	853	966

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

The amounts disclosed in the table are the amounts recognized as expenses during the reporting period related to key management personnel.

25.	Employee Benefits

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering substantially all of our permanent and regular employees, excluding those employees of Smart and certain of its subsidiaries, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	(in million pesos)
Changes in present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	15,662	14,604	17,399
Actuarial losses (gains) on obligations	2,286	(760)	(2,855)
Interest costs on benefit obligation	980	1,164	1,559
Current service costs	869	812	997
Actual benefits paid/settlements	(1,985)	(203)	(2,504)
Discontinued operations and others (Notes 2 and 13)	(356)	45	8

Present value of defined benefit obligations at end of the year	17,456	15,662	14,604

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	23,706	20,001	19,980
Actual contributions	2,012	26	(17)
Expected return on plan assets	1,799	2,192	2,340
Discontinued operations and others (Notes 2and 13)	(23)	—	—
Actual benefits paid/settlements	(1,957)	(203)	(2,481)
Actuarial gains (losses) on plan assets	(7,102)	1,690	179

Fair value of plan assets at end of the year	18,435	23,706	20,001

Surplus status – net	979	8,044	5,397
Unrecognized net actuarial losses (gains) (Note 3)	6,536	(2,886)	(479)
Discontinued operations (Note 2)	18	—	—

	7,533	5,158	4,918
Accrued benefit costs (Note 3)	331	496	415

Prepaid benefit costs (Notes 3 and 18)	7,864	5,654	5,333

Components of net periodic benefit costs:
Interest costs on benefit obligation	980	1,164	1,559
Current service costs	869	812	997
Expected return on plan assets	(1,799)	(2,192)	(2,340)
Net actuarial gains recognized and others	(74)	(9)	(39)

Net periodic benefit costs (income) (Notes 3 and 5)	(24)	(225)	177
Discontinued operations (Note 2)	53	38	44

Net periodic benefit costs (income) from continuing operations	(77)	(263)	133

Actual loss on plan assets amounted to Php5,303 million for the year ended December 31, 2012, while actual gain on plan assets amounted to Php3,882 million and Php2,519 million for the years ended December 31, 2011 and 2010, respectively.

We expect to contribute the amount of Php435 million to our defined benefit plan in 2013.

The present value of defined benefit obligation, fair values of assets and experience adjustment as at and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are as follows:

	2012	2011	2010	2009	2008
	(in million pesos)
Present value of defined benefit obligations	17,456	15,662	14,604	17,399	10,917
Fair value of plan assets	18,435	23,706	20,001	19,980	7,168

Unfunded (surplus) status – net	(979)	(8,044)	(5,397)	(2,581)	3,749
Experience adjustment arising on:
Liability (gain) loss due to experience as percentage of defined benefit obligation	1.60%	(1.43%)	(1.43%)	5.10%	(7.23%)
Asset (gain) loss due to experience as percentage of plan assets	(39.66%)	(7.10%)	0.77%	16.86%	(35.66%)

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Average remaining working years of covered employee	19	19	19
Expected rate of return on plan assets	6%	8%	11%
Rate of increase in compensation	6%	6%	8%
Discount rate	5%	6%	8%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The overall expected rate of return on assets is determined based on the market expectations prevailing, applicable to the period over which the obligation is to be settled.

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (1) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives or employees of PLDT.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets. The majority of investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

For the year 2012, PLDT contributed a total of Php2,008 million to the beneficial trust fund.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2012:

(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	14,930
Shares of stock	3,056
Mutual funds	120
Government securities	48
Investment properties	8

Total noncurrent financial assets	18,162

Current Financial Assets
Cash and cash equivalents	181
Receivables	3

Total current financial assets	184

Total PLDT’s Plan Assets	18,346
Subsidiaries Plan Assets	89

Total Consolidated Plan Assets	18,435

Unlisted Equity Investments

As at December 31, 2012, this account consists of:

	% of Ownership	(in million pesos)
MediaQuest	100%	14,468
Tahanan Mutual Building and Loan Association, or TMBLA (net of subscriptions payable of Php32 million)	100%	271
BTF Holdings, Inc., or BTFHI	100%	152
Superior Multi Parañaque Homes, Inc., or SMPHI	100%	38
Bancholders, Inc., or Bancholders	100%	1
Superior Parañaque Homes, Inc., or SPHI	100%	—

		14,930

Investment in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation. Its investments include common shares of stocks of various communication, broadcasting and media entities.

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. On the same date, MediaQuest Board of Directors approved the investment in PDRs by ePLDT. In June 2012, MediaQuest received a deposit for future PDR subscription of Php4 billion from ePLDT. An additional deposit of Php1 billion each was received on July 6, 2012 and August 9, 2012. The Board of Directors confirmed that the issuance of the MediaQuest PDRs will give ePLDT a 40% economic interest in Mediascape, Inc. As at March 25, 2013, the PDRs have not yet been issued.

On January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of another MediaQuest PDR for the Php3.6 billion planned investment by ePLDT with Satventures common shares as the underlying shares, which will give ePLDT a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Mediascape. On the same date, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors also approved the issuance of another PDR by MediaQuest for the planned investment of ePLDT with Hastings, common shares as underlying shares at a total subscription price of Php1.95 billion. Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including minority positions in the Philippine Star, the Philippine Daily Inquirer, and Business World. As a result of this investment, ePLDT will have a 100% economic interest in Hastings. See Note 10 – Investments in Associates and Joint Ventures and Deposit – Deposit for Future PDRs Subscription.

On November 5, 2012, the Board of Trustees of the Beneficial Trust Fund approved to make additional investments in MediaQuest amounting to Php750 million to fund the latter’s operational and capital expenditure requirements. Subsequently, on March 1, 2013, the Board of Directors of MediaQuest approved its application of the additional investment to additional paid in capital on the existing subscribed shares of stock.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in “unlisted equity investments, deposits on future stock subscriptions and advances” in the total financial assets table. The cumulative change in the fair market value of this investment amounted to Php191 million as at December 31, 2012.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Dividend receivable as at December 31, 2012 amounted to Php2 million.

Investment in Shares of Stocks

As at December 31, 2012, this account consists of:

(in million pesos)
Common shares	2,696
Preferred shares	360

3,056

Common shares pertain to shares listed in the PSE with fair value of Php2,696 million, which include shares of PSE with fair value of Php2,286 million, shares of PLDT with fair value of Php67 million and other shares with fair value of Php343 million as at December 31, 2012. Total gain from investment in shares of PLDT for the year ended December 31, 2012 amounted to Php5 million comprising of Php5 million in dividend income and Php159 thousand unrealized gain from increase in market value of investment.

Preferred shares represent 300 million shares of preferred shares of PLDT at Php10 par value as at December 31, 2012, net of subscription payable of Php2,640 million. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividend earned on this investment amounted to Php49 million for the year ended December 31, 2012.

Mutual Funds

Investment in mutual funds include various U.S. dollar and Euro denominated equity and fixed income funds, which aims to out-perform benchmarks in various international indices as part of its investment strategy.

Government Securities

Investment in government securities include treasury bills and fixed-term treasury notes bearing interest ranging from 5.88% to 7%. These securities are fully guaranteed by the government of the Republic of the Philippines.

Investment Properties

Investment properties include two condominium units (bare, separate 127 and 58 square meter units) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Investments in listed and unlisted equity securities	98%	96%	70%
Temporary cash investments	1%	3%	24%
Investments in mutual funds	1%	—	1%
Investments in debt and fixed income securities	—	1%	2%
Investment in real estate	—	—	3%

	100%	100%	100%

Defined Contribution Plan

Smart’s Retirement Plan

Smart and certain of its subsidiaries contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at December 31, 2012 and 2011, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

The fund is being managed and invested by BPI Asset Management, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2012:

(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,280
Domestic equities	513
International equities	350
International fixed income	175

Total noncurrent financial assets	2,318

Current Financial Assets
Cash and cash equivalents	12
Receivables	15

Total current financial assets	27

Total Financial Assets	2,345

(1)	Carrying value includes accumulated equity on investees.

Investment in Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities, corporate bonds and notes, special savings, debt securities and other deposit products of the banks. The investments under this category earned between 6.2% to 9.1% interest in 2012.

Investment in Domestic Equity

Investments in domestic equities include common shares and convertible preferred shares listed in the PSE. These investments earn on stock price appreciation and dividend payments.

Investment in International Equity

This category consists of international mutual funds being managed by ING International.

Investment in International Fixed Income

Investments in international fixed income includes foreign currency denominated bonds, such as mutual funds and unit investment trust funds. The Philippine sovereign debt, the only interest-bearing investment in this category, earned 5% interest in 2012.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Investments in debt and fixed income securities	56%	57%	58%
Investments in listed and unlisted equity securities	37%	29%	37%
Others	7%	14%	5%

	100%	100%	100%

Smart and certain of its subsidiaries contributed Php151 million to the fund in 2012. Approximately Php208 million are expected to be contributed to the fund in 2013.

Pension Benefit Costs

Net consolidated pension benefit costs (income) for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	(in million pesos)
Expense recognized for defined benefit plans	187	96	177
Expense recognized for defined contribution plans	151	187	59

Total expense recognized for consolidated pension benefit costs (Notes 3 and 5)	338	283	236
Expense from discontinued operations (Note 2)	(53)	(44)	(50)
Consolidated pension benefit income	(211)	(321)	—

Net consolidated pension benefit costs (income) (Note 3)	74	(82)	186

Other Long-term Employee Benefits

The 2010 to 2012 LTIP, covering the period from January 1, 2010 to December 31, 2012, was presented to and approved by the ECC and the Board of Directors, and was based on profit targets for the covered performance cycle. The cost of 2010 to 2012 LTIP was determined using the projected unit credit method based on assumed discount rates and profit targets. LTIP costs recognized for the year ended December 31, 2010 amounted to Php1,392 million, while the total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at December 31, 2010, but based on our projections in 2011, the profit targets for the covered performance cycle were no longer achievable, thus, the accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. We currently do not expect to make any payouts under the 2010 to 2012 LTIP. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimation of Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses Compensation and Employee Benefits.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the new LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs and liability recognized as at and for the year ended December 31, 2012 amounted to Php1,491 million. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimation of Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

Net periodic benefit costs computed for the year ended December 31, 2012 are as follows:

(in million pesos)
Components of net periodic benefit costs:
Current service costs	1,459
Interest costs	21
Net actuarial loss	11

Net periodic benefit costs (Note 3)	1,491

26.	Provisions and Contingencies

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

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various local government units. PLDT has paid a total amount of Php1,089 million as at December 31, 2012 for local franchise tax covering prior periods up to December 31, 2012.

As at December 31, 2012, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. Its Motion for Reconsideration having been denied by the court in its Order dated March 2, 2009, the City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss on the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. In a resolution dated February 9, 2012, the Court of Appeals dismissed the case for failure of the City of Tuguegarao and its Treasurer to file their Appellants’ Brief. PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php2.3 million for the years 2006 to 2011. PLDT filed a Petition with the RTC of the City of Makati on July 8, 2011. The City of Tuguegarao filed its Answer with Motion to Dismiss claiming that the RTC of the City of Makati does not have jurisdiction over the case. Both parties have filed their respective Memorandum on the issue of Jurisdiction. A judicial dispute resolution, or JDR, conference was set by the court after the parties failed to settle the case in the mediation proceedings. Due to the failure of the City Tuguegarao to appear on the JDR conference last May 15, 2012, the court transmitted the case to the Office of the Clerk of Court of the City of Makati for re-raffling in accordance with the JDR guidelines. The case was raffled to Branch 132 of Makati City and a Pre-Trial Conference, which was scheduled on October 19, 2012, was postponed by the court due to the Motion for Resolution on the previously filed Motion to Dismiss by Tuguegarao City on the ground of lack of jurisdiction. In an order dated October 12, 2012, the court granted the Motion to Dismiss for lack of jurisdiction. PLDT filed a Motion for Reconsideration while the City of Tuguegarao has filed its corresponding Comment. Said Motion for Reconsideration is now submitted for decision of the honorable court.

Moreover, PLDT also contested the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of Php3 million for the years 1999 to 2006. The RTC, in its decision dated February 25, 2009, ruled in favor of PLDT, stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which was denied by the RTC in its Order dated October 7, 2009. The Province of Cagayan filed a Petition for Review before the CTA. After filing its Comment and the submission of the respective memoranda of both parties, PLDT received the Decision of the CTA on September 20, 2010 which affirmed with modifications the Decision of the RTC. Though said Decision affirmed that the Province of Cagayan cannot impose franchise tax on gross receipts realized in the City of Tuguegarao, the CTA ruled that PLDT is subject to surcharge and interest for the years 1999 to 2004 thereby reducing the amount refundable to PLDT from Php2.8 million to Php1 million. Both parties filed a partial motion for reconsideration of the said decision as well as comment on the other party’s motion. In a resolution dated January 27, 2011, the CTA partially granted the motion for reconsideration of PLDT by modifying its decision stating that the Province of Cagayan’s right to assess surcharge and interest for local franchise tax for the year 1998 has already prescribed, thereby increasing the amount refundable to PLDT by Php0.059 million. PLDT has filed a Motion for the Issuance of Writ of Execution before RTC of the City of Makati. Said Motion for Execution was granted by the court in an Order dated September 20, 2012.

Smart’s Local Business and Franchise Tax Assessments

In Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004), the deficiency local franchise tax assessment issued against Smart by the City of Makati covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of the City of Makati. This was upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.

In August 2009, the City of Makati issued a Letter of Authority for the examination of Smart’s local tax liabilities covering the years 2006, 2007 and 2008. The City of Makati issued deficiency local tax assessments, which Smart protested. On August 3, 2010, the City of Makati issued a Notice of Distraint and Levy. Smart filed on September 1, 2010 an Appeal before the RTC of the City of Makati. After several hearings, Smart and the City of Makati entered into a compromise agreement which was submitted to the court for judgment. On January 20, 2012, the RTC of the City of Makati issued its Judgment finding the compromise agreement meritorious and ordered both parties to comply with the terms and conditions of the agreement. With the compliance to the terms and conditions, the audit of Smart’s local tax liabilities by the City of Makati was terminated.

In the cases of Smart Communications, Inc. vs. City of Davao (July 21, 2009) and City of Iloilo vs. Smart Communications (July 1, 2009), the Supreme Court held that Smart is liable to pay the local franchise tax to the City of Davao and City of Iloilo. Several cities and provinces have begun discussions with Smart on the settlement of alleged local franchise tax with their respective jurisdictions. To limit the years covered by Smart’s tax liability, Smart is invoking the prospective application of the decisions on the Cities of Iloilo and Davao and the recognition of its local tax exemption by virtue of its BOI registration issued on May 3, 2001.

Meanwhile, the Province of Cagayan also issued tax assessment for alleged local franchise tax. On January 24, 2011, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (R.A. No. 7160). The RTC of the City of Makati issued a temporary restraining order on October 21, 2011, and the writ of preliminary injunction on November 14, 2011. On April 30, 2012, the RTC rendered a decision giving the petition due course and the assailed tax assessment nullified and set aside. The Province of Cagayan was directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then filed a Petition for Review before the Court of Tax Appeals in the City of Quezon on June 19, 2012, appealing the RTC Decision dated April 30, 2012. In a Resolution dated August 29, 2012, the Court of Tax Appeals directed the parties to submit their respective Memorandum, which it reiterated in its Resolution dated September 17, 2012. In a resolution of the First Division of the Court of Tax Appeals dated November 14, 2012, it ruled that the petition is now submitted for decision.

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

On March 9, 2009, PCEV received a letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, PCEV received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1999 to 2003. On December 16, 2009, PCEV filed its reply and refuted the alleged franchise tax liability based on the PCEV vs. City of Makati case. As at March 5, 2013, the case remains pending.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. However, in the case of Digitel vs. City Government of Batangas (G.R. No. 156040, December 11, 2008), the Supreme Court ruled that Digitel’s real properties used in its telecommunications business are subject to the real property tax. On June 16, 2009, the Supreme Court denied Digitel’s Motion for Reconsideration. Digitel has already fully settled its obligation with the City Government of Batangas and in an order dated January 8, 2012, the case has been terminated by the Regional Trial Court, Branch 8 of Batangas City.

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

Matters Relating to Gamboa Case

In the Gamboa Case, the Supreme Court of the Philippines held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus, in the case of PLDT, only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)” (the “Decision”). The Decision of the Supreme Court reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60% to 40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution. Several Motions for Reconsideration of the Decision were filed by the parties.

While PLDT was not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in Philippine Long Distance Telephone Company, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

Nonetheless, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized preferred capital stock into preferred shares with full voting rights, or Voting Preferred Stock, and serial preferred shares without voting rights, and other conforming amendments, or the Amendments. The Amendments were approved by the stockholders of PLDT on March 22, 2012 and by the Philippine SEC on June 5, 2012.

On October 9, 2012, the Supreme Court denied with finality the Motions for Reconsideration filed by the parties to the Gamboa Case. On October 18, 2012, the Decision became final and executory.

On October 12, 2012, the Board of Directors approved the specific rights, terms and conditions of the Voting Preferred Stock and authorized the subscription and issuance thereof to BTFHI. On October 16, 2012, BTFHI subscribed for 150 million newly issued shares of Voting Preferred Stock, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of the Voting Preferred Shares, PLDT’s foreign ownership decreased from 58.4% of outstanding Common Stock as at October 15, 2012 to 34.5% of outstanding Voting Stocks (Common Stock and Voting Preferred Stock) as at October 16, 2012.

Other disclosures required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for Legal Contingencies and Tax Assessments.

27.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our financial assets and financial liabilities as at December 31, 2012 and 2011:

	Cash and cash equivalents	Loans and receivables	HTM investments	Financial instruments at FVPL	Derivatives used for hedging	Available-for- sale financial investments	Financial liabilities carried at amortized cost	Total financial assets and liabilities
	(in million pesos)
Assets as at December 31, 2012
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	5,651	—	5,651
Investment in debt securities and other long-term investments	—	205	—	—	—	—	—	205
Advances and other noncurrent assets – net of current portion	—	962	—	—	—	—	—	962
Current:
Cash and cash equivalents	37,161	—	—	—	—	—	—	37,161
Short-term investments	—	24	—	550	—	—	—	574
Trade and other receivables	—	16,379	—	—	—	—	—	16,379
Current portion of investment in debt securities and other long-term investments	—	—	150	—	—	—	—	150
Current portion of advances and other noncurrent assets	—	7,915	—	—	—	—	—	7,915

Total assets	37,161	25,485	150	550	—	5,651	—	68,997

Liabilities as at December 31, 2012
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	102,821	102,821
Derivative financial liabilities	—	—	—	2,802	—	—	—	2,802
Customers’ deposits	—	—	—	—	—	—	2,529	2,529
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	19,224	19,224
Current:
Accounts payable	—	—	—	—	—	—	29,027	29,027
Accrued expenses and other current liabilities	—	—	—	—	—	—	57,949	57,949
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	12,989	12,989
Dividends payable	—	—	—	—	—	—	827	827
Derivative financial liabilities	—	—	—	70	348	—	—	418

Total liabilities	—	—	—	2,872	348	—	225,366	228,586

Net assets (liabilities)	37,161	25,485	150	(2,322)	(348)	5,651	(225,366)	(159,589)

Assets as at December 31, 2011 (As Adjusted – Note 13)
Noncurrent:
Available-for-sale financial investments	—	—	—	—	—	7,181	—	7,181
Investment in debt securities and other long-term investments – net of current portion	—	—	150	—	—	—	—	150
Advances and other noncurrent assets – net of current portion	—	1,147	—	—	—	—	—	1,147
Current:	—
Cash and cash equivalents	46,057	—	—	—	—	—	—	46,057
Short-term investments	—	24	—	534	—	—	—	558
Trade and other receivables	—	16,245	—	—	—	—	—	16,245
Derivative financial assets	—	—	—	366	—	—	—	366
Current portion of investment in debt securities and other long-term investments	—	—	358	—	—	—	—	358
Current portion of advances and other noncurrent assets	—	18	—	—	—	—	—	18

Total assets	46,057	17,434	508	900	—	7,181	—	72,080

Liabilities as at December 31, 2011 (As Adjusted – Note 13)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	—	91,280	91,280
Derivative financial liabilities	—	—	—	2,235	—	—	—	2,235
Customers’ deposits	—	—	—	—	—	—	2,272	2,272
Deferred credits and other noncurrent liabilities	—	—	—	—	—	—	20,343	20,343
Current:
Accounts payable	—	—	—	—	—	—	27,982	27,982
Accrued expenses and other current liabilities	—	—	—	—	—	—	40,459	40,459
Current portion of interest-bearing financial liabilities	—	—	—	—	—	—	26,009	26,009
Dividends payable	—	—	—	—	—	—	2,583	2,583
Derivative financial liabilities	—	—	—	922	2	—	—	924

Total liabilities	—	—	—	3,157	2	—	210,928	214,087

Net assets (liabilities)	46,057	17,434	508	(2,257)	(2)	7,181	(210,928)	(142,007)

The following table sets forth the consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2012 and 2011:

	Carrying Value		Fair Value
	2012	2011	2012	2011
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments:
Listed equity securities	89	81	89	81
Unlisted equity securities	5,562	7,100	5,562	7,100
Investment in debt securities and other long-term investments – net of current portion	205	150	219	158
Advances and other noncurrent assets – net of current portion	962	1,147	912	1,061

Total noncurrent financial assets	6,818	8,478	6,782	8,400

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	5,611	4,637	5,611	4,637
Temporary cash investments	31,550	41,420	31,550	41,420
Short-term investments	574	558	574	558
Trade and other receivables – net:
Foreign administrations	4,861	4,762	4,861	4,762
Retail subscribers	4,079	4,038	4,079	4,038
Corporate subscribers	1,963	2,708	1,963	2,708
Domestic carriers	1,601	1,212	1,601	1,212
Dealers, agents and others	3,875	3,525	3,875	3,525
Derivative financial assets:
Long-term currency swap	—	356	—	356
Forward foreign exchange contracts	—	10	—	10
Current portion of investment in debt securities and other long-term investments	150	358	150	358
Current portion of advances and other noncurrent assets	7,915	18	7,915	18

Total current financial assets	62,179	63,602	62,179	63,602

Total Financial Assets	68,997	72,080	68,961	72,002

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	102,811	91,273	110,431	95,052
Obligations under finance leases	10	7	9	7
Derivative financial liabilities:
Long-term currency swap – net of current portion	2,681	2,090	2,681	2,090
Interest rate swap – net of current portion	121	145	121	145
Customers’ deposits	2,529	2,272	2,200	1,772
Deferred credits and other noncurrent liabilities	19,224	20,343	18,176	19,420

Total noncurrent financial liabilities	127,376	116,130	133,618	118,486

Current Financial Liabilities
Accounts payable:
Suppliers and contractors	26,128	25,476	26,128	25,476
Carriers	2,007	1,642	2,007	1,642
Related parties	668	626	668	626
Others	224	238	224	238
Accrued expenses and other current liabilities:
Utilities and related expenses	36,435	28,123	36,435	28,123
Liability from redemption of preferred shares	7,884	—	7,884	—
Employee benefits	6,756	4,438	6,756	4,438
Interests and other related costs	1,174	1,122	1,174	1,122
Mandatory tender offer option liability	—	4,940	—	4,940
Others	5,700	1,836	5,700	1,836
Interest-bearing financial liabilities:
Current portion of long-term debt	12,981	22,893	12,981	22,893
Obligations under finance leases	8	7	8	7
Notes payable	—	3,109	—	3,109
Dividends payable	827	2,583	827	2,583
Derivative financial liabilities:
Equity forward sale contract	348	—	348	—
Current portion of interest rate swap	70	89	70	89
Current portion of long-term currency swap	—	834	—	834
Current portion of forward foreign exchange contracts	—	1	—	1

Total current financial liabilities	101,210	97,957	101,210	97,957

Total Financial Liabilities	228,586	214,087	234,828	216,443

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for complete sets of financial statements as at December 31, 2012 and 2011. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2012			2011
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments – Listed equity securities	89	—	89	81	—	81
Current Financial Assets
Short-term investments	—	550	550	—	534	534
Derivative financial assets	—	—	—	—	366	366

Total	89	550	639	81	900	981

Noncurrent Financial Liabilities
Derivative financial liabilities	—	2,802	2,802	—	2,235	2,235
Current Financial Liabilities
Derivative financial liabilities	—	418	418	—	924	924

Total	—	3,220	3,220	—	3,159	3,159

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2012 and 2011, we have no financial instruments whose fair values are determined using inputs that are not based on observable market data (Level 3). There were also no transfers into and out of Level 3 during the year.

As at December 31, 2012 and 2011, there were no transfers between Level 1 and Level 2 fair value measurements.

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

Derivative Financial Instruments:

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Equity forward sale contract: The fair values were adjusted as the present value of estimated future cash flows using equity prices and Philippine peso interest rates as at valuation date.

Available-for-sale financial investments: Fair values of available-for-sale financial investments, which consist of proprietary listed shares, were determined using quoted prices. For investment where there is no active market, investments are carried at cost less any accumulated impairment losses.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities, and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. Equity forward sale contract was designated as cash flow hedge by ePLDT as at December 31, 2012 and forward foreign exchange contracts were designated as cash flow hedges by SPi and SPi CRM as at December 31, 2011.

The table below sets out the information about our derivative financial instruments as at December 31, 2012 and 2011:

		2012		2011
	Maturity	Notional	Mark-to- market Gains (Losses)	Notional			Mark-to- market Gains (Losses)
		(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	2017	US$202	(Php 2,681)	US$	222		(Php 2,090)
	2012	—	—		100		(834)
	2012	—	—		60	(1)	356

			(2,681)				(2,568)

Digitel Group
Interest rate swaps	2017	57	(191)		69		(234)

SPi Group
Forward foreign exchange contracts	2012	—	—		57		10
	2013	—	—		(4)		(1)

			—				9

Cash flow hedges:
ePLDT Group
Equity forward sale contract	2013	211 shares	(348)		—		—

Net liabilities			(Php 3,220)				(Php 2,793)

(1)	Overlay principal only swap agreements to effectively unwind a portion of the outstanding long-term principal only swap agreement matured in 2012.

	2012	2011
	(in million pesos)
Presented as:
Current assets	—	366
Noncurrent liabilities	(2,802)	(2,235)
Current liabilities	(418)	(924)

Net liabilities	(3,220)	(2,793)

Movements of mark-to-market losses for the years ended December 31, 2012 and 2011 are summarized as follows:

	2012	2011
	(in million pesos)
Net mark-to-market losses at beginning of the year	(2,793)	(3,421)
Settlements, accretions and conversions	785	304
Effective portion recognized in the profit or loss for the cash flow hedges	418	—
Net gains on cash flow hedges charged to other comprehensive income	92	14
Discontinued operations (Note 2)	(61)	—
Gains (losses) on derivative financial instruments	(1,661)	560
Business combinations (Note 13)	—	(250)

Net mark-to-market losses at end of the year	(3,220)	(2,793)

Analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Gains (losses) on derivative financial instruments (Note 4)	(1,661)	560	(1,307)
Hedge cost	(320)	(363)	(434)

Net gains (losses) on derivative financial instruments	(1,981)	197	(1,741)
Discontinued operations (Notes 2 and 4)	(28)	4	—

Net gains (losses) on derivative financial instruments from continuing operations (Note 4)	(2,009)	201	(1,741)

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

Long-term Currency Swaps

PLDT has entered into long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. The outstanding swap contracts have an agreed average swap exchange rates of Php49.85 for the year ended December 31, 2012 and Php50.45 for the year ended December 31, 2011. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.42% per annum for the year ended December 31, 2012 and 3.04% per annum for the year ended December 31, 2011. The long-term currency swaps that we entered to hedge the 2012 fixed rate notes with notional amount of US$100 million matured on May 15, 2012, with total cash settlement of Php941 million. The mark-to-market losses of the 2017 swaps with a notional amount of US$202 million amounted to Php2,681 million for the year ended December 31, 2012, and the mark-to-market losses of the 2012 and 2017 swaps with notional amounts of US$100 million and US$222 million amounted to Php834 million and Php2,090 million for the year ended December 31, 2011, respectively.

On various dates from October to November 2010, PLDT entered into several overlay principal only swap agreements with an aggregate notional amount of US$60 million to effectively unwind a portion of the outstanding long-term principal only-currency swap agreement maturing in 2012. The overlay swaps are offsetting swaps which carry the direct opposite terms and cash flows of our existing swap agreement. As consideration for the overlay swaps, PLDT will pay an average fixed rate of 10.84% on a semi-annual basis over the life of the offsetting swaps. These overlay swap agreements have an aggregate mark-to-market gains of Php356 million as at December 31, 2011. These overlay swaps matured on May 15, 2012, where PLDT received proceeds amounting to Php565 million.

On various dates from August to November 2012, the long-term principal only-currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement of Php256 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$202 million as at December 31, 2012.

Short-term Currency Swaps

On various dates from September to November 2012, PLDT also entered into short-term currency swap contracts to generate short-term peso liquidity while preserving U.S. dollar receipts for purposes of enhancing yields on our excess funds. The total swaps amounted to US$116 million with the U.S. dollar forward purchase leg booked at an average exchange rate of Php41.47 resulting to total mark-to-market losses of Php25 million as at December 31, 2012. The spot leg of these swaps were sold at an average exchange rate of Php41.45. There were no outstanding short-term currency swaps as at December 31, 2012 and 2011.

Digitel Group

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposures on the US$59.2 million U.S. dollar Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. The outstanding notional amounts under this agreement amounted to US$31 million and US$37 million as at December 31, 2012 and 2011, respectively. The mark-to-market losses amounted to Php102 million and Php125 million as at December 31, 2012 and 2011, respectively.

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposures on the US$51.2 million U.S. dollar Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. The outstanding notional amounts under this agreement amounted to US$26 million and US$32 million as at December 31, 2012 and 2011, respectively. The mark-to-market losses amounted to Php89 million and Php109 million as at December 31, 2012 and 2011, respectively.

ePLDT Group

On July 10, 2012, ePLDT entered into an equity forward sale contract amounting to Php4,310 million in order to hedge its exposure to the volatility of the share price of Philweb when it sold its investment in 398 million common shares of Philweb at a certain price in four tranches, which is expected to be completed by the end of 2013. The first and second tranches were transacted on July 13, 2012 and October 22, 2012, respectively. Each tranche was for 93.5 million common shares and for a total purchase price of Php1 billion each. The third tranche will be paid on June 13, 2013 for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the third tranche. The fourth tranche will be paid on December 13, 2013 for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the fourth tranche. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations and Note 10 – Investments in Associates and Joint Ventures and Deposit – Investment of ePLDT in Philweb. The mark-to-market losses recognized in the profit or loss at the inception of this contract amounted to Php727 million. The gains and losses from the inception of this contract will be recognized in cumulative translation adjustments and are expected to be realized in profit or loss upon occurrence of each tranche. The mark-to-market loss transferred from cumulative translation adjustment to profit or loss in relation with the first and second tranches amounted to Php387 million and was recognized as a reduction on the gain of sale of Philweb shares presented as part of other income in our consolidated income statements. The mark-to-market losses as at December 31, 2012 for the remaining two tranches amounted to Php348 million, with Php44 million recognized in cumulative translation adjustments, Php727 million recognized in profit or loss, representing losses at the inception of the contract, and Php3 million recognized in profit or loss, representing the ineffective portion of the loss in the fair value of the contract as at December 31, 2012.

SPi Group

In February and March 2011, SPi CRM and SPi entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of monthly dollar denominated revenues and peso denominated expenses, respectively, maturing March 2011 up to October 2012. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues and monthly peso expenses hedged.

On December 6, 2011, SPi CRM changed its functional currency from Philippine peso to U.S. dollar resulting for all its outstanding hedges to become ineffective starting from that date and mark-to-market gains and losses thereafter are recognized in profit or loss. The mark-to-market gains of SPi CRM and SPi’s outstanding forward exchange contracts that were designated as hedges with notional amounts of US$24 million and US$29 million, respectively, amounted to Php9 million as at December 31, 2011. In January 2012, SPi CRM pre-terminated all outstanding ineffective hedges.

In March 2012, SPi CRM entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of its monthly peso denominated expenses maturing from June 29, 2012 to December 26, 2013. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly peso expenses hedged.

The mark-to-market gains of SPi CRM and SPi’s outstanding forward exchange contracts that were designated as hedges and presented as part of derivative financial liabilities under liabilities directly associated with assets classified as held-for-sale with notional amounts of US$29 million and US$26 million, respectively, amounted to Php61 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

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

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial liabilities are not reviewed in a timely manner and that our working capital requirements and planned capital expenditures are not met.

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

We have undrawn credit facilities amounting to Php3,633 million as at December 31, 2012 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php37,161 million and Php574 million, respectively, as at December 31, 2012. See Note 15 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2012 and 2011:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2012
Cash equivalents	31,550	31,550	—	—	—
Loans and receivables:	38,887	37,608	686	453	140
Advances and other noncurrent assets	8,989	7,915	686	248	140
Short-term investments	24	24	—	—	—
Investment in debt securities and other long-term investments	205	—	—	205	—
Retail subscribers	10,568	10,568	—	—	—
Corporate subscribers	8,100	8,100	—	—	—
Foreign administrations	4,960	4,960	—	—	—
Domestic carriers	1,707	1,707	—	—	—
Dealers, agents and others	4,334	4,334	—	—	—
HTM investments:	150	150	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—
Financial instruments at FVPL:	550	550	—	—	—
Short-term investments	550	550	—	—	—
Available-for-sale financial investments	5,651	—	—	—	5,651

Total	76,788	69,858	686	453	5,791

December 31, 2011
Cash equivalents	41,420	41,420	—	—	—
Loans and receivables:	32,206	31,059	899	201	47
Advances and other noncurrent assets	1,165	18	899	201	47
Short-term investments	24	24	—	—	—
Retail subscribers	11,302	11,302	—	—	—
Corporate subscribers	9,200	9,200	—	—	—
Foreign administrations	4,961	4,961	—	—	—
Domestic carriers	1,323	1,323	—	—	—
Dealers, agents and others	4,231	4,231	—	—	—
HTM investments:	508	358	150	—	—
Investment in debt securities and other long-term investments	508	358	150	—	—
Financial instruments at FVPL:	534	534	—	—	—
Short-term investments	534	534	—	—	—
Available-for-sale financial investments	7,181	—	—	—	7,181

Total	81,849	73,371	1,049	201	7,228

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2012 and 2011:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2012
Debt(1):	144,467	3,981	56,353	48,417	35,716
Principal	117,115	3,641	41,469	42,492	29,513
Interest	27,352	340	14,884	5,925	6,203
Lease obligations:	13,655	7,059	3,641	1,832	1,123
Operating lease	13,634	7,057	3,623	1,831	1,123
Finance lease	21	2	18	1	—
Unconditional purchase obligations(2)	413	167	246	—	—
Other obligations:	106,779	81,730	12,505	10,515	2,029
Derivative financial liabilities(3):	3,507	418	871	2,218	—
Long-term currency swap	2,968	—	770	2,198	—
Equity forward sale contract	348	348	—	—	—
Interest rate swap	191	70	101	20	—
Various trade and other obligations:	103,272	81,312	11,634	8,297	2,029
Suppliers and contractors	45,331	26,128	10,942	8,261	—
Utilities and related expenses	31,305	31,098	202	5	—
Liability from redemption of preferred shares	7,884	7,884	—	—	—
Employee benefits	6,775	6,775	—	—	—
Customers’ deposits	2,529	—	469	31	2,029
Carriers	2,007	2,007	—	—	—
Dividends	827	827	—	—	—
Others	6,614	6,593	21	—	—

Total contractual obligations	265,314	92,937	72,745	60,764	38,868

December 31, 2011
Debt(1):	142,271	16,378	62,213	39,476	24,204
Principal	119,410	15,348	48,141	33,971	21,950
Interest	22,861	1,030	14,072	5,505	2,254
Lease obligations:	17,826	6,352	5,324	2,998	3,152
Operating lease	17,810	6,349	5,317	2,992	3,152
Finance lease	16	3	7	6	—
Unconditional purchase obligations(2)	674	279	263	132	—
Other obligations:	91,828	66,223	14,976	7,072	3,557
Derivative financial liabilities(3):	3,789	589	1,026	701	1,473
Long-term currency swap	3,552	500	907	673	1,472
Interest rate swap	237	89	119	28	1
Various trade and other obligations:	88,039	65,634	13,950	6,371	2,084
Suppliers and contractors	45,604	25,476	13,761	6,367	—
Utilities and related expenses	23,839	23,834	5	—	—
Employee benefits	4,452	4,452	—	—	—
Dividends	2,583	2,583	—	—	—
Customers’ deposits	2,272	—	184	4	2,084
Carriers	1,642	1,642	—	—	—
Others	7,647	7,647	—	—	—

Total contractual obligations	252,599	89,232	82,776	49,678	30,913

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.
(2)	Based on the Amended ATPA with AIL. See Note 24 — Related Party Transactions — Air Time Purchase Agreement between PLDT and AIL Related Party Agreements.
(3)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Within one year	7,136	6,423
After one year but not more than five years	5,375	8,235
More than five years	1,123	3,152

	13,634	17,810

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php413 million and Php674 million as at December 31, 2012 and 2011, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php103,272 million and Php88,039 million as at December 31, 2012 and 2011, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php342 million and Php913 million as at December 31, 2012 and 2011, respectively. These commitments will expire within one year.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instruments will fluctuate because of changes in foreign exchange rates.

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

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative conversion adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2012 and 2011:

	2012		2011
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	5	205	—	—
Advances and other noncurrent assets	1	28	2	83

Total noncurrent financial assets	6	233	2	83

Current Financial Assets
Cash and cash equivalents	128	5,267	165	7,248
Short-term investments	14	562	12	540
Trade and other receivables – net	179	7,360	215	9,445
Derivative financial assets	—	—	8	366

Total current financial assets	321	13,189	400	17,599

Total Financial Assets	327	13,422	402	17,682

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,058	43,442	906	39,806
Derivative financial liabilities	68	2,802	51	2,235

Total noncurrent financial liabilities	1,126	46,244	957	42,041

Current Financial Liabilities
Accounts payable	165	6,762	198	8,688
Accrued expenses and other current liabilities	166	6,832	129	5,677
Current portion of interest-bearing financial liabilities	221	9,065	349	15,328
Derivative financial liabilities	2	70	21	924

Total current financial liabilities	554	22,729	697	30,617

Total Financial Liabilities	1,680	68,973	1,654	72,658

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php41.08 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2012.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php43.92 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2011.

As at March 22, 2013, the Philippine peso-U.S. dollar exchange rate was Php40.82 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php352 million as at December 31, 2012.

Approximately 45% and 47% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2012 and 2011, respectively. Consolidated foreign currency-denominated debt decreased to Php52,298 million as at December 31, 2012 from Php54,877 million as at December 31, 2011. See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts were US$202 million and US$262 million as at December 31, 2012 and December 31, 2011, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 38% (or 33%, net of our consolidated U.S. dollar cash balances) and 37% (or 30%, net of our consolidated U.S. dollar cash balances) as at December 31, 2012 and 2011, respectively.

Approximately, 27% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2012 as compared with approximately 30% each for the years ended December 31, 2011 and 2010. Our consolidated expenses denominated in U.S. dollars and/or linked to U.S. dollars was approximately 16% for the year ended December 31, 2012 as compared with approximately 17% to 19% for the years ended December 31, 2011 and 2010, respectively. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.

The Philippine peso appreciated by 6.47% against the U.S. dollar to Php41.08 to US$1.00 as at December 31, 2012 from Php43.92 to US$1.00 as at December 31, 2011. As at December 31, 2011, the Philippine peso had depreciated by 0.25% against the U.S. dollar to Php43.92 to US$1.00 from Php43.81 to US$1.00 as at December 31, 2010. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php3,282 million and Php1,850 million for the years ended December 31, 2012 and 2011, respectively, while we recognized net consolidated foreign exchange losses of Php735 million for the year ended December 31, 2011. See Note 4 – Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until our next reporting date of March 31, 2013. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 1.16% as compared to the exchange rate of Php41.08 to US$1.00 as at December 31, 2012. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 1.16% as at December 31, 2012, with all other variables held constant, profit after tax for the year ended 2012 would have been approximately Php380 million higher/lower and our consolidated stockholders’ equity as at year end 2012 would have been approximately Php376 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

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

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2012 and 2011. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2012

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	—	—	—	5	—	5	205	—	205	5	219
Interest rate	—	—	—	4.0000%	—	—	—	—	—	—	—
Philippine Peso	4	—	—	—	—	4	150	—	150	4	154
Interest rate	7.0000%		—		—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	37	—	—	—	—	37	1,529	—	1,529	37	1,529
Interest rate	0.0100% to 0.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	84	—	—	—	—	84	3,445	—	3,445	84	3,445
Interest rate	0.1000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	4	—	—	—	—	4	161	—	161	4	161
Interest rate	0.0100% to 0.7500%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	74	—	—	—	—	74	3,062	—	3,062	74	3,062
Interest rate	0.2500% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	694	—	—	—	—	694	28,488	—	28,488	694	28,488
Interest rate	1.1250% to 5.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	14	—	—	—	—	14	557	—	557	14	557
Interest rate	9.1730%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	17	—	17	—	17
Interest rate	3.0000%	—	—	—	—	—	—	—	—	—	—

	911	—	—	5	—	916	37,614	—	37,614	916	37,632

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	234	—	234	9,623	79	9,544	283	11,644
Interest rate	—	—	—	8.3500%	—	—	—	—	—	—	—
U.S. Dollar Fixed Loans	5	337	23	32	9	406	16,674	1,143	15,531	410	16,843
Interest rate	3.7900%	1.9000% to 3.9550%	1.9000% to 3.9550%	1.9000% to 3.9550%	3.9550%	—	—	—	—	—	—
Philippine Peso	—	35	132	522	686	1,375	56,469	45	56,424	1,475	60,576
Interest rate	—	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	27	312	127	175	23	664	27,278	55	27,223	664	27,278
Interest rate	0.4000% to 0.5000% over LIBOR	0.3000% to 1.9000 over LIBOR %	0.3000% to 1.9000 over LIBOR %	0.3000% to 1.9000 over LIBOR %	1.8000 over LIBOR %	—	—	—	—	—	—
Philippine Peso	55	45	—	72	—	172	7,071	1	7,070	172	7,071
Interest rate	PHP PDST-F + 0.3000%	PHP PDST-F + 0.3000%	—	BSP overnight rate + 0.3000% to 0.5000%	—	—	—	—	—	—	—

	87	729	282	1,035	718	2,851	117,115	1,323	115,792	3,004	123,412

As at December 31, 2011

	In U.S. Dollars							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
Philippine Peso	8	4	—	—	—	12	508	—	508	12	516
Interest rate	6.8750%	7.0000%	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	14	—	—	—	—	14	626	—	626	14	626
Interest rate	0.0100% to 0.7663%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	66	—	—	—	—	66	2,886	—	2,886	66	2,886
Interest rate	0.0100% to 3.1500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	5	—	—	—	—	5	218	—	218	5	218
Interest rate	0.0100% to 2.0000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	133	—	—	—	—	133	5,824	—	5,824	133	5,824
Interest rate	0.2500% to 1.7000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	810	—	—	—	—	810	35,596	—	35,596	810	35,596
Interest rate	1.0000% to 4.8750%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	12	—	—	—	—	12	540	—	540	12	540
Interest rate	3.1020%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	18	—	18	—	18
Interest rate	3.5000%	—	—	—	—	—	—	—	—	—	—

	1,048	4	—	—	—	1,052	46,216	—	46,216	1,052	46,224

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	146	—	—	—	234	380	16,691	124	16,567	427	18,740
Interest rate	11.3750%	—	—	—	8.3500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	—	53	302	28	21	404	17,738	1,900	15,838	359	15,770
Interest rate	—	2.9900% to 3.9550%	2.2500% to 3.9550%	2.9900% to 3.9550%	3.9550%	—	—	—	—	—	—
Philippine Peso	121	137	122	590	187	1,157	50,818	38	50,780	1,194	52,454
Interest rate	5.6250% to 6.5708%	5.4692% to 8.4346%	5.4692% to 9.1038%	5.4963% to 9.1038%	5.4963% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	11	242	73	94	58	478	20,996	71	20,925	476	20,925
Interest rate	US$ LIBOR + 0.7500%	US$ LIBOR + 0.3000% to 1.8500%	US$ LIBOR + 0.3000% to 1.8500%	US$ LIBOR + 0.3000% to 1.8000%	US$ LIBOR + 0.3000% to 1.8000%	—	—	—	—	—	—
Philippine Peso	1	147	20	61	—	229	10,059	3	10,056	229	10,056
Interest rate	PDST-F + 1.3750%	PDST-F + 0.3000%	PDST-F + 0.3000%	BSP overnight rate + 0.3000% to 0.5000%	—	—	—	—	—	—	—
Short-term Debt
Notes Payable
U.S. Dollar	35	—	—	—	—	35	1,537	—	1,537	35	1,537
Interest rate	Bank’s prime rate	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,572	—	1,572	36	1,572
Interest rate	4.0000%	—	—	—	—	—	—	—	—	—	—

	350	579	517	773	500	2,719	119,411	2,136	117,275	2,756	121,054

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2013. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 10 basis points higher/lower, respectively, as compared to levels as at December 31, 2012. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2012, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2012 would have been approximately Php11 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 10 basis points higher/lower as compared to market levels as at December 31, 2012, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2012 would have been approximately Php28 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

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

The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments as at December 31, 2012 and 2011:

	2012			2011
	Gross Maximum Exposure	Collateral and Other Credit Adjustments*	Net Maximum Exposure	Gross Maximum Exposure	Collateral and Other Credit Adjustments*	Net Maximum Exposure
	(in million pesos)
Cash and cash equivalents	37,161	528	36,633	46,057	574	45,483
Loans and receivables:
Advances and other noncurrent assets	8,877	12	8,865	1,165	13	1,152
Short-term investments	24	—	24	24	—	24
Investment in debt securities and other long-term investments	205	—	205	—	—	—
Foreign administrations	4,861	—	4,861	4,762	69	4,693
Retail subscribers	4,079	27	4,052	4,038	63	3,975
Corporate subscribers	1,963	246	1,717	2,708	213	2,495
Domestic carriers	1,601	—	1,601	1,212	—	1,212
Dealers, agents and others	3,875	31	3,844	3,525	28	3,497
HTM investments:
Investment in debt securities and other long-term investments	150	—	150	508	—	508
Available-for-sale financial investments	5,651	—	5,651	7,181	—	7,181
Financial instruments at FVPL:
Short-term investments	550	—	550	534	—	534
Long-term currency swap	—	—	—	356	—	356
Derivatives used for hedging:
Forward foreign exchange contracts	—	—	—	10	—	10

Total	68,997	844	68,153	72,080	960	71,120

*	Includes bank insurance, security deposits and customer deposits.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2012 and 2011:

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2012
Cash and cash equivalents	37,161	34,381	2,780	—	—
Loans and receivables:
Advances and other noncurrent assets	8,989	8,848	3	26	112
Short-term investments	24	24	—	—	—
Investment in debt securities and other long-term investments	205	205	—	—	—
Retail subscribers	10,568	967	989	2,123	6,489
Corporate subscribers	8,100	478	540	945	6,137
Foreign administrations	4,960	1,043	923	2,895	99
Domestic carriers	1,707	266	27	1,308	106
Dealers, agents and others	4,334	1,498	1,420	957	459
HTM investments:
Investment in debt securities and other long-term investments	150	150	—	—	—
Available-for-sale financial investments	5,651	159	5,492	—	—
Financial instruments at FVPL(3):
Short-term investments	550	550	—	—	—

Total	82,399	48,569	12,174	8,254	13,402

December 31, 2011
Cash and cash equivalents	46,057	44,885	1,172	—	—
Loans and receivables:
Advances and other noncurrent assets	1,165	1,128	37	—	—
Short-term investments	24	24	—	—	—
Retail subscribers	11,302	1,449	1,050	1,539	7,264
Corporate subscribers	9,200	974	375	1,359	6,492
Foreign administrations	4,961	1,309	1,242	2,211	199
Domestic carriers	1,323	215	24	973	111
Dealers, agents and others	4,231	1,705	1,217	603	706
HTM investments:
Investment in debt securities and other long-term investments	508	508	—	—	—
Available-for-sale financial investments	7,181	150	7,031	—	—
Financial instruments at FVPL(3):
Short-term investments	534	534	—	—	—
Long-term currency swap	356	356	—	—	—
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	—	—	—

Total	86,852	53,247	12,148	6,685	14,772

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

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2012 and 2011 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2012
Cash and cash equivalents	37,161	37,161	—	—	—	—
Loans and receivables:
Advances and other noncurrent assets	8,989	8,851	—	—	26	112
Short-term investments	24	24	—	—	—	—
Investment in debt securities and other long-term investments	205	205	—	—	—	—
Retail subscribers	10,568	1,956	1,363	270	490	6,489
Corporate subscribers	8,100	1,018	351	198	396	6,137
Foreign administrations	4,960	1,966	645	452	1,798	99
Domestic carriers	1,707	293	174	144	990	106
Dealers, agents and others	4,334	2,918	484	15	458	459
HTM investments:
Investment in debt securities and other long-term investments	150	150	—	—	—	—
Available-for-sale financial investments	5,651	5,651	—	—	—	—
Financial instruments at FVPL:
Short-term investments	550	550	—	—	—	—

Total	82,399	60,743	3,017	1,079	4,158	13,402

December 31, 2011
Cash and cash equivalents	46,057	46,057	—	—	—	—
Loans and receivables:
Advances and other noncurrent assets	1,165	1,165	—	—	—	—
Short-term investments	24	24	—	—	—	—
Retail subscribers	11,302	2,499	1,202	226	111	7,264
Corporate subscribers	9,200	1,349	706	263	390	6,492
Foreign administrations	4,961	2,551	897	282	1,032	199
Domestic carriers	1,323	239	100	98	775	111
Dealers, agents and others	4,231	2,922	182	199	222	706
HTM investments:
Investment in debt securities and other long-term investments	508	508	—	—	—	—
Available-for-sale financial investments	7,181	7,181	—	—	—	—
Financial instruments at FVPL:
Short-term investments	534	534	—	—	—	—
Long-term currency swap	356	356	—	—	—	—
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	—	—	—	—

Total	86,852	65,395	3,087	1,068	2,530	14,772

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

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. We also recognize an impairment for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

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

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core EPS. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We did not buy back any shares of common stock in 2012.

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

The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2012 and 2011:

	2012	2011
	(in million pesos)
Long-term debt, including current portion (Note 20)	115,792	114,166
Notes payable (Note 20)	—	3,109

Total consolidated debt	115,792	117,275
Cash and cash equivalents (Note 15)	(37,161)	(46,057)
Short-term investments	(574)	(558)

Net consolidated debt	78,057	70,660

Equity attributable to equity holders of PLDT	149,060	151,833

Net consolidated debt to equity ratio	52%	47%

28.	Cash Flow Information

The table below shows non-cash activities for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
	(in million pesos)
Shares issued for settlement of the purchase price of Digitel shares tendered by the noncontrolling Digitel stockholders	4,401	64,492	—
Put option liability for the mandatory tender offer (Notes 13 and 23)	—	4,940	—
Liability from redemption of preferred shares which consists of the following:
Preferred shares redeemed (Note 19)	4,029	—	—
Unclaimed dividends from stock agent form part of trust account	2,323	—	—
Unpaid dividends for preferred shares redeemed	1,821	—	—
Recognition of asset retirement obligations (Note 21)	290	29	49
Transfer of Meralco shares to Beacon (Note 10)	—	—	15,083

Item 19.	Exhibits

See Item 18 above for details of the financial statements filed as part of this annual report.

Exhibits to this report:

1(a).	Amended Articles of Incorporation (as amended on March 22, 2012)

1(b).	Amended By-Laws (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 29, 2011)

2(a).	Terms and Conditions of the Voting Preferred Stock of PLDT

2(b).	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4.	Material Contracts

6.	Computation of Earnings Per Share is included in Note 8 to the Audited Financial Statements

7.	Calculation of Ratio of Earnings to Fixed Charges

8.	Subsidiaries

12.1	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 27, 2013

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:	/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal
Services Head and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1(a)	Amended Articles of Incorporation (as amended on March 22, 2012)

1(b)	Amended By-Laws (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on March 29, 2011)

2(a)	Terms and Conditions of the Voting Preferred Stock of PLDT

2(b)	We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4(a)	Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation (incorporated by reference to PLDT’s Form 6-K for the month of September 1999)

4(b)	Executive Stock Option Plan (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(c)	Master Restructuring Agreement, dated June 21, 2000, as amended on December 12, 2000 and December 19, 2000, between PCEV, PCEV (Cayman) Limited, PLDT, The Chase Manhattan Bank, as escrow agent, Metropolitan Bank and Trust Company, as administrative agent and the creditors named therein (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001)

4(d)	The Cooperation Agreement, dated January 31, 2006, entered into by and among PLDT, First Pacific, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc., NTT Communications and NTT DOCOMO (incorporated by reference to Schedule 13D/A (Amendment No. 2) as filed with the United States Securities and Exchange Commission by Nippon Telegraph and Telephone Corporation and NTT Communications Corporation on January 31, 2006)

4(e)	The Sale and Purchase Agreement, dated March 29, 2011, entered into by and among PLDT, JG Summit Holdings, Inc., Express Holdings, Inc., Solid Finance (Holdings) Limited and Mrs. Elizabeth Yu Gokongwei

6	Computation of Earnings Per Share is included in Note 8 to the Audited Financial Statements

7	Calculation of Ratio of Earnings to Fixed Charges

8	Subsidiaries

12.1	Certification of CEO required by Rule 13a-14(a) of the Exchange Act

12.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certification of CEO required by Rule 13a-14(b) of the Exchange Act

13.2	Certification of the Principal Financial Officer required by Rule 13a-14(b) of the Exchange Act